Form 20-F
period 2004-12-31
LG.Philips LCD Co., Ltd.
filed 2005-04-11
CIK 1290109

As filed with the Securities and Exchange Commission on April 11, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-32238

LG.Philips LCD Co., Ltd.

(Exact name of Registrant as specified in its charter)

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu

Seoul, Republic of Korea 150-721

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of Common Stock	New York Stock Exchange Inc.
Common Stock, par value (Won)5,000 per share	New York Stock Exchange Inc.*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

325,315,700 shares of common stock, par value (Won)5,000 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17 ☒  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “we,” “us” and “our” refer to LG.Philips LCD Co., Ltd. and its subsidiaries unless the context otherwise requires.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

All references to “Won” or “(Won)” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “yen” or “¥” are to the currency of Japan, all references to “RMB” or “Renminbi” are to the currency of the People’s Republic of China and all references to “Euro” or “€” are to the currency of the European Union. Unless otherwise indicated, all references to our common stock have been adjusted to give effect to the 2-for-1 stock split which became effective on May 25, 2004. As a result of the stock split, the par value of our common stock decreased from (Won)10,000 per share to (Won)5,000 per share.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2004, which was (Won)1,035.1 = US$1.00.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as “contemplate,” “seek to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management’s present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the cyclical nature of our industry;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to compete effectively;

•	our ability to successfully expand our capacity;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the TFT-LCD industry;

•	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity and armed conflict;

•	fluctuations in foreign currency exchange rates; and

•	those other risks identified in the “Risk Factors” section of this annual report.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in the forward-looking statements in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

The selected consolidated financial and operating data set forth below have been presented on a historical cost basis for all periods presented. The balance sheet data as of December 31, 2003 and 2004 and the statement of income data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes included in this annual report. These audited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated income statement data

	Year Ended December 31,
	2000		2001		2002		2003		2004		2004(9)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Sales	(Won)	2,362	(Won)	2,338	(Won)	3,567	(Won)	6,098	(Won)	8,325	US$	8,043
Cost of Sales		1,583		2,493		3,139		4,741		6,246		6,035
Gross profit (loss)		779		(155)		428		1,357		2,079		2,008
Selling, general and administrative expenses		102		111		129		235		319		308
Operating income (loss)		677		(266)		299		1,122		1,760		1,700
Other income (expense)		(126)		(96)		67		(61)		(18)		(17)
Income (loss) before income taxes		551		(362)		366		1,061		1,742		1,683
Provision (benefit) for income taxes		8		(67)		18		54		38		37
Net income (loss)		543		(295)		348		1,007		1,704		1,646
Net income (loss) per share(1)		1,873		(1,018)		1,200		3,471		5,586		5.39
Diluted net income (loss) per share		1,873		(1,018)		1,200		3,471		5,586		5.39
Dividends declared per share(2)		1,455		617		—		—		—		—
Number of shares as adjusted to reflect changes in capital (in millions)		290		290		290		290		325		325

Consolidated balance sheet data

	As of December 31,
	2000		2001		2002		2003		2004		2004(9)
	(in billions of Won)										(in millions of US$)
Accounts receivable, net	(Won)	282	(Won)	384	(Won)	540	(Won)	1,160	(Won)	954	US$	922
Inventories		355		252		398		336		804		777
Total current assets:		728		725		1,079		2,146		3,399		3,284
Property, plant and equipment, net		2,560		2,927		3,259		3,974		6,564		6,341

Total assets		3,412		3,889		4,573		6,343		10,262		9,914

Short-term borrowings		215		313		274		159		483		467
Trade accounts and notes payable		116		165		251		404		583		563
Other accounts payable(3)		235		555		780		1,023		1,016		981
Long-term debt, including current portion		833		1,354		1,427		1,785		2,206		2,131
Long-term obligation under capital lease, including current portion		46		10		—		—		—		—

Total liabilities		1,545		2,496		2,833		3,592		4,599		4,443

Capital stock		1,450		1,450		1,450		1,450		1,627		1,571

Total stockholders’ equity		1,867		1,393		1,740		2,751		5,663		5,471

Other Financial Data

	Year Ended December 31,
	2000		2001		2002		2003		2004		2004(9)
	(in billions of Won, except for percentages)										(in millions of US$, except for percentages)
Gross margin(4)		33.0%		(6.6)%		12.0%		22.3%		25.0%		25.0%
Operating margin(5)		28.7%		(11.4)%		8.4%		18.4%		21.1%		21.1%
Net margin(6)		23.0%		(12.6)%		9.8%		16.5%		20.5%		20.5%
EBITDA(7)	(Won)	1,071	(Won)	391	(Won)	1,382	(Won)	2,106	(Won)	3,014	US$	2,913
Capital expenditures		956		782		1,117		1,438		3,886		3,754
Depreciation and amortization(8)		482		680		958		966		1,235		1,193
Net cash provided by operating activities		835		473		1,053		1,672		2,743		2,650
Net cash used in investing activities		(941)		(804)		(1,126)		(1,453)		(3,893)		(3,761)
Net cash provided by (used in) financing activities		(414)		352		90		215		2,009		1,941

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004. Net income (loss) per share is equal to income (loss) from continuing operations.
(2)	Dividends declared per share are calculated by dividing total dividends by the average number of shares outstanding during the period, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004.
(3)	Other accounts payable primarily consist of accounts payable relating to the purchase of fixed assets.
(4)	Gross margin represents gross profit (loss) divided by sales.
(5)	Operating margin represents operating income (loss) divided by sales.
(6)	Net margin represents net income (loss) divided by sales.
(7)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income (loss) to EBITDA is as follows:

	Year Ended December 31,
	2000		2001		2002		2003		2004		2004(9)
	(in billions of Won)										(in millions of US$)
Net income (loss)	(Won)	543	(Won)	(295)	(Won)	348	(Won)	1,007	(Won)	1,704	US$	1,646
Interest expense		64		78		62		84		58		56
Interest income		(26)		(5)		(4)		(6)		(20)		(19)
Provision (benefit) for income taxes		8		(67)		18		55		38		37
Depreciation of property, plant and equipment		480		675		949		957		1,224		1,183
Amortization of intangible assets		2		3		5		5		6		6
Amortization of debt issuance cost		—		2		4		4		4		4

EBITDA		1,071		391		1,382		2,106		3,014		2,913

(8)	Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets and amortization of debt issuance cost.
(9)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Operating Data:
Number of panels sold by product category:
Notebook computers	4,719	7,395	9,125
Desktop monitors	5,821	11,930	15,391
Televisions	318	1,351	2,401
Other applications(1)	421	6,270	25,330

Total	11,280	26,946	52,247

	Year Ended December 31,
	2002		2003		2004		2004(2)
	(in billions of Won)						(in millions of US$)
Revenue by category:
Notebook computers	(Won)	1,287	(Won)	1,739	(Won)	2,119	US$	2,047
Desktop monitors		2,027		3,517		4,662		4,504
Televisions		136		686		1,163		1,124
Other applications(1)		117		156		381		368
Total		3,567		6,098		8,325		8,043

(1)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.

(2)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2004, which was (Won)1,035.1 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 8, 2005, the noon buying rate was (Won)1,015.0 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

The following table sets out information concerning the noon buying rate for the periods and dates indicated:

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2000	(Won)	1,267.0	(Won)	1,140.0	(Won)	1,267.0	(Won)	1,105.5
2001		1,313.5		1,293.4		1,369.0		1,234.0
2002		1,186.3		1,242.0		1,332.0		1,160.6
2003		1,192.0		1,183.0		1,262.0		1,146.0
2004		1,035.1		1,139.3		1,195.1		1,035.1
October		1,120.0		1,240.2		1,153.0		1,120.0
November		1,048.0		1,210.2		1,119.0		1,046.0
December		1,035.1		1,206.6		1,067.0		1,035.1
2005 (through April 8)		1,015.0		1,014.5		1,058.0		997.5
January		1,026.9		1,038.0		1,058.0		1,024.0
February		1,000.9		1,023.1		1,044.0		1,000.9
March		1,015.4		1,007.8		1,023.9		997.5
April (through April 8)		1,015.0		1,013.7		1,017.0		1,012.0

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3B. Capitalization and Indebtedness

Not applicable

Item 3C. Reasons For the Offer and Use of Proceeds

Not applicable

Item 3D. Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Quanta Display, Sharp and Hitachi. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the near future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity is likely to adversely affect our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our operating results.

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. For example, the overall average selling price of our display panels, including small panel applications, increased by 4.6% from 2001 to 2002 but decreased by 28.4% from 2002 to 2003 and by 29.6% from 2003 to 2004.

Our gross margins have also fluctuated from period to period, from 12.0% in 2002 to 22.3% in 2003 and 25.0% in 2004. Principal factors affecting our gross margins include our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp up of new fabrication facilities, and any large increases in capacity that this may create may drive down the average selling prices of our panels and may affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products and consumer electronics products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

We may experience declines in the average selling prices of our display panels irrespective of cyclical fluctuations in the industry.

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies, we cannot provide assurance that we can maintain these prices in the face of market competition. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if we are unable to reduce our manufacturing costs, our profit margins will be negatively affected.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

The TFT-LCD industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Risks Relating to Our Company

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

New products are developed in anticipation of future demand. Our success will depend greatly on our ability to respond quickly to emerging customer requirements and to develop new products in anticipation of future demand. Any delay in our development of commercially successful products with reliable quality and advanced features may adversely affect our business.

Success of a new product also depends on other factors such as close cooperation with our customers to gain insights into their product needs and to understand general trends in the market. When developing new products, we often work with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities, we may not be able to introduce new products in a timely manner, which may have a material adverse effect on our financial situation.

We plan to continue to expand our operations to meet the growing demand for new applications in consumer electronics and other markets. Because these products, such as televisions, mobile phones and personal digital assistants are expected to be marketed to a diverse group of end users with different specifications, functions and prices, we have developed different sales and marketing strategies to promote our panels for these products. We cannot provide assurance that our expansion strategy for these panels will be successful.

We sell our products to a select group of key customers who may no longer rely on us as a strategic supplier of TFT-LCD products, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including our two principal shareholders, together accounted for 83.2% of our sales in 2002, 78.8% in 2003 and 77.4% in 2004. Our top three end-brand customers together accounted for 34.8% of our sales in 2002, 41.1% in 2003 and 42.9% in 2004. In 2004, three end-brand customers, Dell, LG Electronics (excluding its purchases made as a system integrator) and Hewlett-Packard, each contributed to 10% or more of our sales.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits.

We cannot provide assurance that these customers will continue to place orders with us in the future at the same levels as in prior periods, or at all.

Any material deterioration in the financial condition of our key end-brand customers, their system integrators or our affiliated trading company will have an adverse effect on our results of operations.

Our top ten end-brand customers accounted for 83.2% of our sales in 2002, 78.8% in 2003 and 77.4% in 2004, on an aggregate basis. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice their designated system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. Our sales to this affiliated trading company accounted for 27.0%, 10.0% and 5.5% in 2002, 2003 and 2004, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, we are exposed to credit risks associated with these entities.

Changes at our end-brand customers could cause sales of our products to decline.

Mergers, acquisitions, divestments or consolidations involving our end-brand customers can present risks to our business, as management at the new entity may change the way they do business, including their transactions with us, or may decide not to use us as one of their suppliers of TFT-LCD products. In addition, we cannot provide assurance that a combined entity resulting from a merger, acquisition or consolidation will continue to purchase TFT-LCD panels from us at the same level as each entity purchased in the aggregate when they were separate companies or that a divested company will purchase panels from us at all.

Our results of operations depend on our ability to keep pace with changes in technology.

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies. Also, our ability to manufacture our products by utilizing advanced process technologies to increase production yields at low production cost will be critical to our sustained competitiveness. We cannot provide assurance that we will be able to continue to successfully develop new products through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenues depend on continuing demand for notebook computers, desktop monitors, televisions and other consumer electronics products with TFT-LCD panels. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers using our products in notebook computers, desktop monitors, televisions and other consumer electronics products with display devices. In particular, a significant percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 56.8%, 57.7% and 56.0% of our total sales based on revenue in 2002, 2003 and 2004, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 36.1%, 28.5% and 25.5% of our total sales based on revenue in 2002, 2003 and 2004, respectively. We will continue to be dependent on the personal computer industry for a significant portion of our sales and any downturn in the personal computer industry may result in reduced demand for our products, lower average selling prices and/or reduced margins.

In addition, we anticipate that there will be increasing migration from conventional cathode ray tube, or CRT, televisions to TFT-LCD televisions. We have installed, and we expect to continue to install, capacity in anticipation of increased television demand generated by this trend. However, we may be unable to successfully execute our strategy or sustain our growth and profitability if this migration to TFT-LCD televisions does not take place at the anticipated time, or at all. Moreover, we can offer no assurance that threats from competing technologies will not significantly affect and alter our strategy for and competitive position in the television market. If our current strategy to address the expected growth in the television market, in part by increasing our production capacity, fails, our business, financial condition and results of operations would be materially adversely affected.

New display technologies being developed by other panel makers, such as active matrix organic light emitting diode (OLED), which is a technology that we are also developing, or alternative display technologies, such as plasma display panel (PDP), may gain wider market acceptance than TFT-LCD technology, such as in the television market where larger panel sizes generally command higher prices. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant expenditures for the expansion of existing production lines, construction of new facilities and strategic investments, such as the development of the Paju industrial complex where we are building our seventh fabrication facility, or P7. P7 has an initial design capacity of 45,000 sheets per month (Phase I) although we may expand its manufacturing capacity by an additional 45,000 sheets per month (Phase II) depending on future market and other conditions. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion. We expect our capital expenditure for P7 to be approximately (Won)3.1 trillion in 2005. These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities, including P7.

The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or derail our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

Our manufacturing processes are complex and periodic improvements to increase efficiency can expose us to potential disruptions in operations.

The manufacturing process for TFT-LCD products is highly complex, requiring sophisticated and costly equipment that is periodically modified and updated to improve manufacturing yields, product performance and reduce unit manufacturing costs. These updates expose us to the risk that from time to time production difficulties will arise that could cause delivery delays, reduced output or both. We cannot provide assurance that we will not experience manufacturing problems in achieving acceptable output, product delivery delays or both as a result of, among other factors, construction delays, difficulties in upgrading or modifying existing production lines or ramping up new plants, difficulties in changing manufacturing line technologies or delays in equipment deliveries, any of which could constrain our capacity and adversely affect our results of operations.

We may be unable to successfully execute our expansion strategy or manage and sustain our growth on a timely basis, if at all, and, as a result, our business may be harmed.

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we expanded our capacity by commencing mass production at our third fabrication facility, or P3, in July 2000, our fourth fabrication facility, or P4, in March 2002, our fifth fabrication facility, or P5, in May 2003 and at our sixth fabrication facility, or P6, in August 2004. We also commenced production at a new module assembly facility in Nanjing, China, in May 2003. In addition, in March 2004, we broke ground on a new TFT-LCD display cluster to be developed in Paju, Korea where we are building our seventh fabrication facility, or P7, which is designed to process 1,950 x 2,250 mm glass substrates and has a design capacity of 90,000 sheets per month. We plan to commence mass production at P7 with an initial design capacity of 45,000 sheets per month (Phase I) during the first half of 2006. We may expand P7’s capacity to 90,000 sheets per month (Phase II) depending on future market and other conditions. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion. We expect our capital expenditure for P7 to be approximately (Won)3.1 trillion in 2005. We are also continually expanding capacities at our existing fabrication facilities by upgrading and modifying our production lines.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants, including P7, which represents a new and relatively less proven glass size and equipment generation for the industry, as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In particular, in the event that we are unable or unwilling to expand the capacity of P7 beyond the initial design capacity of 45,000 sheets per month, our competitiveness and market position would be impaired and our business would be materially adversely affected. In addition, failure to keep up with our competitors in future investments in manufacturing capacity would impair our ability to effectively compete within the TFT-LCD industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of TFT-LCD panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize higher gross margins. However, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future.

We depend on a limited number of third party suppliers for key raw materials, components and manufacturing equipment, and any disruption in their supply will negatively affect our business.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our component and raw material costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components of TFT-LCD products such as backlight units, driver integrated circuits and polarizers, from two or three suppliers for each key component. In 2000 we experienced temporary shortages in the supply of driver integrated circuits, and shortages of this or any other component or raw material may occur again in the future. For example, anticipated capacity expansion in the TFT-LCD industry may result in certain component shortages. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high quality raw materials or components in a timely manner or make alternative arrangements for such supplies, or if there were significant increases in the costs of raw materials or components that we could not pass on to our customers.

In addition, we have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenues and cause financial stress on our operations.

Purchase orders from our customers, which are placed generally one month in advance of delivery, vary in volume from period to period, and we operate with a modest inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

Our major customers and their designated system integrators provide us with three- to six-month rolling forecasts of their product requirements. However, firm orders are not placed until one month before delivery when negotiations on purchase prices are also finalized. Firm orders may be less than anticipated based on these three- to six-month forecasts. Due to the cyclicality of the TFT-LCD industry, purchase order levels from our customers have varied from period to period. Although we typically operate with a two- to four-week inventory, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such volatility in order volumes. Our inability to respond quickly to changes in overall demand for TFT-LCD products as well as changes in product mix and specifications may result in lost revenues, which would adversely affect our results of operations.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our TFT-LCD panels and the obsolescence of our existing TFT-LCD panel inventory. This can result in a decrease in the stated value of our TFT-LCD panel inventory, which we value at the lower of cost or market value.

We manage our inventory based on our customers’ and our own forecasts. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers one month after a firm order has been placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management.

We need to observe certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

We have issued floating rate notes and debentures which contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants include debt-to-equity ratios, debt-coverage ratios, interest-coverage ratios and total debt limits. The documentation for such debt also contains negative pledges as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

Our results of operations are subject to exchange rate fluctuations.

Our sales and purchases of raw materials and expenditures on capital equipment are denominated mainly in U.S. dollars, Japanese yen and Korean Won, and, in the case of our sales, also in Euros. In 2004, 89.0% of our sales were denominated in U.S. dollars, 5.6% in Euros, 2.2% in Japanese yen and 2.7% in Korean Won. During the same period, 32.0% of our purchases of raw materials were denominated in U.S. dollars, 43.0% in Japanese yen and 25.0% in Korean Won. In addition, 7.7%, 28.4% and 62.4% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2004, were denominated in U.S. dollars, Japanese yen and Korean Won, respectively.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, affect our gross profit and pre-tax income. In general, an appreciation in the Korean Won against the U.S. dollar has a net negative impact on such results, although it causes a foreign currency translation gain on our foreign-currency debt and long-term currency forward contracts. Although the impact of exchange rate fluctuations has in the past been partially mitigated by the natural offset of our foreign currency receivables with our payables, our foreign-currency debt and our use of foreign exchange forward contracts, we cannot provide assurance that these offsets and hedges will reduce the overall impact of any exchange rate fluctuations in the future.

We will lose a portion of the income tax exemption currently available to us under the foreign direct investment laws of Korea if Philips Electronics reduces its ownership in us.

Philips Electronics’ investment in us upon the formation of the joint venture was characterized as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Accordingly, we are entitled to an exemption from income taxes pursuant to the Special Tax Treatment Control Law of Korea in an amount proportional to the percentage of foreign direct equity investment in us for the first seven years following the registration of such investment, which for us was in August 1999, and at one-half of that percentage for the subsequent three years. In 2004, we received a tax benefit of (Won)239.6 billion (US$231.5 million), or 13.8% of income before income taxes, as a result of Philips Electronics’ 47.48% weighted average ownership in us before and after our initial public offering. If Philips Electronics elects to decrease its ownership in us, we will lose 0.27% of the tax exemption benefit for each 1% reduction in ownership, assuming that the income tax rate and qualifying business exemption ratio applicable to us are the same as those in 2005. Losses of portions of this tax exemption could negatively affect our results of operations.

Our business relies on patent rights and our patent rights may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will also depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, because we currently monitor patent applications filed only by other parties in Korea, Japan and the United States, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, Inc. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We are seeking, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. We also filed a complaint in the United States District Court for the Central District of California against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co., Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. These several claims were subsequently consolidated into one lawsuit. Currently the matter is in the discovery stage. On May 24, 2004, we sought declaratory relief in the United States District Court for the District of Massachusetts to determine the ownership of certain of those six patents. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. On August 3, 2004, we demanded arbitration of the counter-claims filed by Chunghwa Picture Tubes. The arbitration proceedings are currently in progress before the American Arbitration Association.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Co. and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear mountable liquid crystal display devices. We are seeking damages for past infringement and an injunction against future infringement. We also filed a parallel complaint with the Patents County Court in the United Kingdom claiming infringement on one of our U.K. patents relating to the same technology. Tatung Co. is a major shareholder in Chunghwa Picture Tubes.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of their U.S. patents relating to flat panel display mounting systems.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

Our rapid introduction of new technologies and products may increase the likelihood that third parties will assert claims that our products infringe upon their proprietary rights.

Although we take and will continue to take steps to ensure that our new products do not infringe upon third party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

We may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although patent and other intellectual property disputes in our industry have often been settled through licensing or similar arrangements, such defense could require us to incur substantial expense and to divert significant resources of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the TFT-LCD industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in our business. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the TFT-LCD industry.

We rely on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.

Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. In particular, our focus on leading the market in introducing new products and advanced manufacturing processes has meant that we must aggressively recruit engineers with expertise in cutting-edge technologies.

In addition, as a joint venture between LG Electronics and Philips Electronics, we have in the past relied on our affiliation with LG Electronics and Philips Electronics to recruit and retain important research and development personnel. We can offer no assurance that we will be able to realize these advantages if our affiliation with LG Electronics and Philips Electronics is significantly reduced in the future.

We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all. We also employ highly skilled line operators at our various production facilities.

The loss of the services of any of our key research and development and engineering personnel, senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on our operations.

Our two principal shareholders, LG Electronics and Philips Electronics, who together own approximately 89.1% of our voting stock, have significant influence over corporate decisions.

LG Electronics and Philips Electronics together have control of all matters submitted to our shareholders for approval, including electing certain of the directors, amending our articles of incorporation and approving changes of control that may impact you as a minority shareholder. The directors elected by these shareholders are able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness.

In addition, we engage in a variety of related party transactions with our two principal shareholders and their respective affiliates:

•	Sales to LG International—sales to subsidiaries of LG International on an aggregate basis amounted to 27.0%, 10.0% and 5.5% of our sales in 2002, 2003 and 2004, respectively.

•	Sales to LG Electronics—sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, including sales through LG MRO, amounted to 19.4%, 25.1% and 19.3% of our sales in 2002, 2003 and 2004, respectively.

•	Purchases from LG International—purchases of equipment and components from subsidiaries of LG International amounted to 22.3%, 17.5% and 22.4% of our total equipment and component purchases in 2002, 2003 and 2004, respectively.

•	Purchases from LG Electronics and its affiliates—purchases of materials, components and services from LG Electronics and its affiliates, excluding subsidiaries of LG International, amounted to 16.5%, 28.4% and 21.2% of our total purchases of materials, components and services in 2002, 2003 and 2004, respectively.

•	Sales to Philips Electronics and its affiliates—sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to 3.9%, 9.9% and 14.5% of our sales in 2002, 2003 and 2004, respectively.

•	Purchases from Philips Electronics—purchases of driver integrated circuits from Philips Electronics’ semiconductor division amounted to 0.8%, 0.8% and 0.6% of our total purchases of materials, components and services in 2002, 2003 and 2004, respectively.

Pursuant to our articles of incorporation and the terms of a shareholders’ agreement entered into between LG Electronics and Philips Electronics in July 2004, we have a nine-member board of directors which is composed of two outside directors selected by each of LG Electronics and Philips Electronics, one outside director jointly selected by them and four non-outside directors. In March 2005, we established the Outside Director Nomination and Corporate Governance Committee which will nominate our future outside directors. The right to nominate the four non-outside directors of our board depends on the respective ownership interest in us of each of LG Electronics and Philips Electronics. The two shareholders have also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the non-outside director candidates selected by the other party as well as the non-outside candidate jointly selected by the two shareholders. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics are able to nominate our chief executive officer and chief financial officer, respectively, who as our two joint representative directors, must act in concert in order for their actions to bind us. See “Item 6A. Directors and Senior Management” for a description of the composition of our board and the joint representative director system under Korean law. As a result, persons with ties to LG Electronics and Philips Electronics may account for as many as four directors on our board and, will continue to exert substantial influence over the operation of our business.

The interests of LG Electronics and Philips Electronics, and the directors and officers nominated by them, may differ from or conflict with those of us or our other shareholders.

When exercising their rights as our shareholders, either alone or in concert, LG Electronics and Philips Electronics may take into account not only our interests but also their interests and the interests of their affiliates or other joint venture companies in competing display businesses. For example, LG Electronics and Philips Electronics merged their respective cathode ray tube businesses into a joint venture company named LG.Philips Displays in 2001. The interests of LG.Philips Displays and other display businesses of LG Electronics and Philips Electronics may at times conflict with ours since the growth of our business depends, in part, on successful competition with other display technologies. These conflicts may result in lost corporate opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by other display businesses of LG Electronics and Philips Electronics.

Various other conflicts of interest between our two shareholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics and Philips Electronics of control over our management and affairs. Our board is currently composed of directors and officers who have been appointed by our two shareholders and certain of our directors continue to hold positions at LG Electronics or Philips Electronics. See “—Our two principal shareholders, LG Electronics and Philips Electronics, who together own approximately 89.1% of our voting stock, have significant influence over corporate decisions” above and “Item 6A. Directors and Senior Management” for a description of the composition of our current board of directors. Individuals who are officers or directors for us and either LG Electronics or Philips Electronics have a duty of care to us when acting in their capacities as our officers or directors and a duty of care to LG Electronics or Philips Electronics when acting as their officers or directors.

Labor unrest may disrupt our operations.

As of December 31, 2004, approximately 61% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted.

Our manufacturing processes generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, new environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

Risks Relating to our American Depositary Shares, or ADSs, or our Common Stock

Future sales of shares of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our common stock or our ADSs.

Our two principal shareholders LG Electronics and Philips Electronics have agreed with each other to a one-year lock-up period from the date when both our common stock and ADSs were listed on the Korea Exchange and the New York Stock Exchange, respectively, for any transfer or acquisition of any of our shares without the prior written consent of the other (except transfers to its affiliates). We listed our ADSs on the New York Stock Exchange on July 22, 2004 and our common stock on the Korea Exchange on July 23, 2004.

If LG Electronics and Philips Electronics sell substantial amounts of our common stock in the public market following the expiration of the aforementioned lock-up periods, or if there is a perception that these sales may occur, the market price of our common stock could decline.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. In the case of public companies, a shareholder must own, individually or collectively with other shareholders, at least 0.01% of our common stock for at least six months in order to file a derivative suit on behalf of us. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Holders of our common stock or our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

You may be limited in your ability to deposit or withdraw the common stock underlying the ADSs, which may adversely affect the value of your investment.

Under the terms of our deposit agreement with Citibank, N.A., as depositary, holders of common stock may deposit such common stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds the difference between:

•	the aggregate number of common shares we have consented to allow to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of shares of common stock on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common stock will not be accepted for deposit unless (1) our consent with respect to such deposit has been obtained or (2) such consent is no longer required under Korean laws and regulations.

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit to the extent that, after the deposit, the number of deposited shares of common stock does not exceed 80% of an aggregate of 33,600,000 shares of common stock (including shares of common stock sold in the form of ADSs) sold in the initial public offering in July 2004 and 1,715,700 shares of common stock (including shares of common stock sold in the form of ADSs) sold pursuant to the over-allotment option in September 2004, or any greater number of shares of common stock we determine from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that in the case of any subsequent offer by us or our affiliates, the 80% limit on the number of shares of common stock on deposit shall not apply to such offer and the number of shares of common stock issued, delivered or sold pursuant to the offer (including shares of common stock in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation or we determine with the depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

To understand these and other terms of the ADSs, holders of our ADSs should read the deposit agreement, a copy of which was previously filed as an exhibit to the registration statement on Form F-6 and which is incorporated by reference herein.

Holders of ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued, except under certain circumstances as provided in our articles of incorporation. Accordingly, if we issue new shares to non-shareholders based on such exception, a holder of our ADSs may experience dilution in its holdings. Furthermore, if we offer any right to subscribe for additional shares of our common stock or any rights of any other nature to existing shareholders subject to their preemptive rights, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use reasonable efforts to dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it deems that doing so is lawful and feasible and;

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying shares of common stock and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise dissenter’s rights unless such holder has withdrawn the underlying common stock and become our direct shareholder.

Dividend payments and the amount you may realize upon a sale of our common stock or ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Korean Won.

Cash dividends, if any, in respect of the shares represented by our ADSs will be paid to the depositary in Korean Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Korean Won and the U.S. dollar will affect, among other things, the amounts a holder will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

Risks Relating to Korea

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea, and substantially all of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent.

The economic indicators in 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure or lack of progress in restructuring of chaebols, the financial industry, including credit card companies, and other large troubled companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In February 2003, Moody’s Investor Services changed its outlook on the long-term ratings of Korea to negative from positive, citing heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. A third round of talks were held in June 2004 with an agreement to hold further talks in September, which were postponed and have not resumed yet. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of six-party disarmament talks.

In addition, in June 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2005. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing.

Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact the Korean economy and our business and cause the price of our securities to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea.

A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on the market value of our common stock or ADSs.

Item 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company

We are the world’s largest merchant supplier, or supplier to third parties, of large-size TFT-LCD panels. According to DisplaySearch, one of the leading independent industry research firms, we have been the world’s leading merchant supplier based on total units sold since 2002. We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in notebook computers, desktop monitors, televisions and industrial and other applications, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld consumer electronics products, such as mobile phones and personal digital assistants, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

The origin of our TFT-LCD business can be traced to the TFT-LCD research that began in 1987 at the Goldstar R&D Center, which was then part of LG Electronics. TFT-LCD research continued at a new research and development center established by LG Electronics in 1990 in Anyang, Korea, which today continues to lead our technology innovation efforts. In 1993, the LCD business division was launched within LG Electronics, and in September 1995 commercial production of TFT-LCD panels began at P1, its first fabrication facility, producing mainly 10.4-inch, 12.1-inch and 14.1-inch TFT-LCD panels for notebook computers and other applications. In February 1998, LG Semicon Inc., a subsidiary of LG Electronics, began commercial production at P2, producing mainly 13.3-inch panels for notebook computers.

At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related businesses to LG Soft, Ltd., a subsidiary of LG Electronics, which, as part of the business transfer, changed its name to LG LCD Co., Ltd.

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. In addition to the contribution of TFT-LCD-related businesses from LG Electronics and LG Semicon, the joint venture also benefited from Philips Electronics’ management skills, brand recognition and experience in research and development relating to TFT-LCD products. The joint venture, which was renamed LG.Philips LCD

Co., Ltd., was officially launched in September 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. See “Item 7A. Major Stockholders” for a more detailed discussion of the shareholding structure and arrangements between our two shareholders.

We continued to develop our manufacturing process technologies and expand production facilities after the formation of the joint venture. Each of our new fabs has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. In July 2000, we began commercial production at P3, which was the first of a new glass-size and equipment generation for the industry. We designed P3 to process 680 x 880 mm glass substrates to focus on 15-inch displays, which at the time was our mainstream product, while enabling us to transition into larger, higher-margin premium products such as 20-inch displays. We further improved our manufacturing productivity in March 2002 with commercial production at P4, the world’s first fabrication facility to process glass substrate sizes greater than one square meter and to use one-drop-fill technology, which significantly reduces manufacturing time. The large size of the glass substrate that P4 uses enabled us to efficiently manufacture 15-inch, 18-inch and 19-inch display panels, as well as wide-format panels such as 17-inch wide-format, for both desktop monitors and televisions. We followed P4 with P5, which began commercial production in May 2003, in response to business and consumer demands for 17-inch and larger desktop monitors and televisions. In August 2004, we commenced commercial production at P6, which is designed to process 1,500 x 1,850 mm glass substrates and to optimize the production of 17–inch wide-format display panels for large desktop monitors and 32-inch wide format display panels for high-definition televisions. In March 2004, we broke ground on a new TFT-LCD display cluster to be developed in Paju, Korea where we are building our seventh fabrication facility, or P7, which is designed to process 1,950 x 2,250 mm glass substrates and has a design capacity of 90,000 sheets per month. We plan to commence mass production at P7 with an initial design capacity of 45,000 sheets per month during the first half of 2006. We may expand P7’s capacity to 90,000 sheets per month depending on future market and other conditions. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion. We expect our capital expenditure for P7 to be approximately (Won)3.1 trillion in 2005.

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built, and expanded in 2004, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China.

Our principal executive offices are located at 17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number at that address is +82-2-3777-0790.

Item 4B. Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in notebook computers, desktop monitors, televisions and industrial and other applications, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld consumer electronics products, such as mobile phones and personal digital assistants, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. In 2004, we sold a total of 27.6 million large-size TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 21% based on sales revenue in 2004.

We were formed in September 1999 as a 50-50 joint venture between LG Electronics and Philips Electronics. In July 2004, we completed our initial public offering of shares and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL.” We currently operate six fabrication facilities, called P1, P2, P3, P4, P5 and P6, located in Gumi, Korea, and three assembly facilities located in Gumi, Korea and Nanjing, China. In addition, in March 2004, we broke ground on a new TFT-LCD display cluster to be developed in Paju, Korea where we are building our seventh fabrication facility, or P7, which is designed to process 1,950 x 2,250 mm glass substrates and has a design capacity of 90,000 sheets per month. We plan to commence mass production at P7 with an initial design capacity of 45,000 sheets per month during the first half of 2006. We may expand P7’s capacity to 90,000 sheets per month depending on future market and other conditions.

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of notebook computers, desktop monitors and televisions. In 2004, for example, our display panels were included in products sold by Dell, Hewlett-Packard, IBM, Apple, Toshiba, NMV, LG Electronics and Philips Electronics, among others. LG Electronics and Philips Electronics are our two principal shareholders, and terms of our sales to them are substantially the same as those of our sales to non-affiliated end-brand customers. Our dedication to customers has helped us win the DisplaySearch Customer Satisfaction Award in 2002, 2003 and 2004.

At the direction of our end-brand customers, we typically ship our display panels to their original equipment manufacturers, known as “system integrators,” who use our display panels in products they assemble on a contract basis for our end-brand customers. Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company.

Our sales were (Won)3,566.7 billion in 2002, (Won)6,098.4 billion in 2003 and (Won)8.324.8 billion (US$8,042.5 million) in 2004. We recorded net income of (Won)348.1 billion in 2002, (Won)1,006.5 billion in 2003 and (Won)1,703.7 billion (US$1,645.9 million) in 2004.

Strategy

We believe that the most attractive market for TFT-LCD products today is desktop monitors and that it is rapidly transitioning to televisions. We believe that the TFT-LCD market will continue to expand as consumers are drawn to replace conventional cathode ray tube (CRT)-based display products with TFT-LCD products due to their superior performance features. We believe that the market for TFT-LCD products will also expand in scope as new applications for this technology continue to be designed and developed.

We aim to maintain and build upon our current position as the world’s largest merchant supplier, or supplier to third parties, of large-size TFT-LCD products by strengthening our collaborative relationships with our end-brand customers, focusing on high-end display products, including high-definition television panels, and continuing to enhance our manufacturing productivity. We believe that our technology leadership enables us to make timely investments in advanced manufacturing facilities and process technology improvements, which in turn positions us to deliver a broad and advanced product portfolio in high volumes and in a cost competitive manner to our customers.

Build strong collaborative relationships with end-brand customers

We plan to continue to focus our resources on expanding our strong collaborative relationships with our key end-brand customers. Our principal end-brand customers include many of the world’s leading manufacturers of computer products, such as Dell, Hewlett-Packard, IBM and Apple, as well as leading consumer electronics producers, such as Toshiba, LG Electronics and Philips Electronics. These customers represent a large portion of the global demand for TFT-LCD products, and they value our product and design innovations as well as our ability to provide a reliable and high-quality supply of a wide range of TFT-LCD products in high volumes.

We seek to collaborate with our end-brand customers in the design and development stages of their new products. Examples include the 17-inch wide-format display panel we designed for Apple’s iMAC™, the 23-inch wide-format television panel we designed for Sony and the 30-inch wide-format television panel we designed for LG Electronics and Philips Electronics. The close interactions with our end-brand customers allow us to gain insights into their product development strategies and market trends, and enable us to anticipate customer needs and tailor our research, development and manufacturing activities to take advantage of emerging market opportunities. Our strong customer relationships also mean that we enjoy relatively stable demand from these high-volume customers.

Make timely investments in advanced and flexible manufacturing facilities

Our strategy is to time our investments in next-generation manufacturing facilities that enable us to support a wide range of products. As a result of our investment strategy, our production facilities are among the most advanced in the industry, and our portfolio of six fabrication facilities can produce a wide variety of products at high volumes to provide critical scale and flexibility in serving our customers’ needs.

In the past, our timely investment strategy has allowed us to establish a leading position in emerging product categories with high growth potential. We have benefited from the higher margins available early in the life cycles of such products. For example, we built P3 and P4, the world’s first fourth- and fifth-generation fabrication facilities optimized for desktop monitor panel production, and have since established ourselves as the largest merchant supplier in terms of both units sold and sales revenue in this category in 2002, 2003 and 2004, based on data from DisplaySearch. Our P5, also a fifth-generation fabrication facility, is optimized for production of larger-size panels for desktop monitors and televisions. Our P6, a sixth-generation fabrication facility, is designed to capitalize on opportunities in the large-size desktop monitor category, such as 17-inch and 20-inch wide-format panels, and in the television category, such as 26-inch wide-format, 32-inch wide-format and 37-inch wide-format panels, all of which are high-definition television panels. We are currently building P7, our first seventh-generation fabrication facility, which will be optimized for production of even larger-sized high-definition television panels. The flexibility of our operations also allows us to shift our production to the most attractive product market at any given time. For example, as the demand for larger and better monitors continues to grow, we have shifted part of the production in our P3 facility from 15-inch desktop monitor panels to 20-inch UXGA high-resolution desktop monitor panels, thereby realizing higher margins.

The advanced nature and scale of our facilities is a key driver of our cost competitiveness. We believe it also enables us to better meet the volume, product variety and turnaround time requirements of our customers.

Leverage technology leadership to deliver high-performance products and enhance manufacturing productivity

We plan to continue focusing on our product and manufacturing technology in order to maintain our position as an industry leader in delivering a broad and advanced product portfolio in high volumes and in a cost competitive manner.

In the area of product technology, we plan to continue leading the market in the commercial application of technologies with superior performance characteristics. For example, we were one of the first TFT-LCD manufacturers to apply Super In Plane Switching (S-IPS) technology, which increases viewing angles for large-size desktop monitor and television products, in commercial production. We were the first to develop copper bus lines, which achieve faster video frame rates and brighter displays in larger-size panels, and integrated column spacers, which improve panel ruggedness and enhance viewing uniformity.

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop-fill technology allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. We were one of the first TFT-LCD manufacturers to reduce the number of mask processes in the TFT array process from five to four. We were also able to improve the input capacity in P1 from its originally designed monthly input capacity of 30,000 substrates to its actual input capacity as of December 2004 of 105,000 substrates per month with only marginal capital investments, which resulted in significant increases in unit output. Our technology capabilities have also enabled us to enhance process efficiencies, thereby increasing our effective capacity. For example, we have been able to increase the number of 15-inch panels we manufacture in P4 from 12 per glass substrate to 15, with no change to substrate size. Our ability to ramp-up P4, P5 and P6 in a short time span with minimal technical difficulties is also an example of our process technology leadership.

Focus on large and wide desktop monitor and television products while maintaining a broad product portfolio

Our strategy is to leverage our product technology, timely investments and advanced manufacturing capabilities to lead emerging large-size product categories that offer higher growth potential and higher margins and help shape industry standards in product features such as size and resolution.

Our focus on desktop monitors established us as the largest merchant supplier in this category in 2002, 2003 and 2004 in terms of units sold, based on data from DisplaySearch. The desktop monitor market is currently transitioning from 15-inch to larger panel sizes such as 19-inch and 20-inch, and we believe we are well positioned to capitalize on this opportunity with our full product line-up. In addition, we plan to maintain our leadership position in the premium 20-inch and above desktop monitor category, where we were the first-to-market with products such as 20-inch UXGA, 22-inch WSXGA, 23-inch WUXGA and 30-inch WQXGA+. In 2002, 2003 and 2004, we had the largest market share in this category in terms of both units sold and sales revenue, according to DisplaySearch.

Currently the television market is experiencing strong growth. We began shipping television products in 2001 with 15-inch panels and have since broadened our product portfolio with the addition of 20-inch conventional format as well as 17-inch, 23-inch, 26-inch, 30-inch, 32-inch, 37-inch and 42.0-inch wide-format panels. We were the largest merchant supplier in the television category in terms of both units sold and sales revenues in 2002, 2003 and 2004, based on data from DisplaySearch, and we continue to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42-inch, 52-inch wide-format and 55-inch wide-format high-definition television panels.

We believe that our product range across the notebook computer, desktop monitor and television markets is one of the broadest in the industry and that it enables us to strengthen our relationships with our end-brand customers.

Continually reduce costs

We focus on continually lowering our cost structure through:

•	Component cost reductions—we leverage our scale and leading industry position to obtain lower prices for components. In addition, our strategy is to facilitate the development of a domestic vendor base, which typically offers lower component prices compared to overseas suppliers. Our strategic decision to fabricate our own color filters, one of the higher-cost components, has been an important driver of our cost competitiveness;

•	Larger, more advanced manufacturing base—we plan to build successive generations of fabrication facilities that provide us with overhead cost advantages and that produce higher volumes of products, enabling us to benefit from economies of scale;

•	High glass conversion efficiency—we have been able to reduce our costs of production by maximizing glass conversion efficiency, a function of production yield and panel design, allowing us to convert a high proportion of our input glass area into saleable display area. This results in part from our high yield rates and reduced wastage due to superior process control. We are also able to optimize production allocation across our multiple fabs to maximize the glass conversion ratio; and

•	Process innovation—our process technology innovations, such as one-drop-fill technology and mask reduction initiatives, have consistently enabled us to improve the throughput of our fabs with minimal capital investment, also resulting in lower costs per panel.

Technology Description

TFT-LCD Technology

TFT-LCD consists of two thin glass substrates and polarizer films between which a layer of liquid crystals is deposited and behind which a light source called a backlight unit is mounted. The front glass substrate is fitted with a color filter, while the back glass substrate, also called a TFT array, has a thin film of transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels to form a picture element, or pixel. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the front glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel.

Manufacturing Process

The process for manufacturing a TFT-LCD consists of four steps:

•	TFT array process—involves fabricating a large number of thin-film transistors on the back glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs. Once the TFT array process on glass substrates is completed, the substrates are cut into panel-sized pieces;

•	Color filter process—involves fabricating a large number of color regions on the front glass substrate that overlays the TFT array in the cell process. The colored dots of red, green and blue combine to form various colors. The process is similar to the TFT array process but involves depositing colored dyes instead of transistors;

•	Cell process—involves joining together the back glass substrate that is arrayed with transistors and the front glass substrate that is patterned with a color filter. The space between the two glass substrates is filled with liquid crystal materials. The resulting panel is called a cell; and

•	Module assembly process—involves connecting additional components, such as driver integrated circuits and backlight units, to the cell formed by combining the glass substrates and liquid crystal materials.

The TFT array, color filter and cell processes are capital-intensive and require highly automated production equipment and are the primary determinants of fixed manufacturing cost. In contrast, the module assembly process involves semi-automated production equipment and manual labor to assemble the various components. Materials are the primary drivers of variable manufacturing cost.

Products

We manufacture large-size TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Notebook computers, which typically utilize large-size display panels ranging from 12.1 inches to 17.1-inch wide-formats;

•	Desktop monitors, which typically utilize large-size display panels ranging from 15 inches to 30-inch wide-format; and

•	Televisions, which currently utilize large-size display panels ranging from 15 inches to 55-inch wide-format, including high-definition television panels.

Our product portfolio also includes small-size TFT-LCD panels for use in handheld consumer electronics products, including mobile phones and personal digital assistants, and large-size panels used in industrial and other products, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Unless otherwise specified, when we refer to panels in this annual report we mean assembled cells with added components, such as driver integrated circuits and backlight units.

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. Notebook computers require an emphasis on thinness, light weight and power efficiency. Desktop monitors demand a greater focus on brightness, color brilliance and wide viewing angles, while for televisions a premium is placed on faster response times, wider viewing angles and greater color fidelity.

Notebook Computers

Our display panels for notebook computers range from 12.1 inches to 17.1-inch wide-format in size in a variety of display formats. In 2004, our principal products in the notebook computer category were 14.1-inch, 15.0-inch and 15.4-inch panels. Our sales of display panels for notebook computers were (Won)1,286.9 billion, or 36.1% of sales, in 2002, (Won)1,739.0 billion, or 28.5% of sales, in 2003 and (Won)2,119.1 billion (US$2,047.1 million), or 25.5% of sales, in 2004.

Notebook computer display panels were our principal product from the formation of the joint venture until 2001, when desktop monitor display panels surpassed notebook computer display panels in terms of revenues. 13.3-inch and 14.1-inch panels accounted for a majority of our notebook computer panel sales in 2000 and 2001. Sales volume for 14.1-inch panels, a product which we first introduced to the market in 1997, continued to increase through 2002, while 15.0-inch panels grew at a faster rate and became the largest component in terms of both sales volume and revenues in the category of notebook computer display panels for 2002, 2003 and 2004.

One of the features of notebook computer display panels that we pioneered is our patented side mounting technology, which shifts the screws mounting a TFT-LCD panel on a display from the front to the side, thereby allowing for much thinner borders, or “bezels,” around the display and allowing product designers to utilize larger screens without increasing a product’s overall size.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30-inch wide-format in size in a variety of display resolutions and formats. We began commercial production of desktop monitor display panels in 1999. In 2004, our principal products in the desktop monitor category were 15-inch, 17-inch and 19-inch panels. Our sales of display panels for desktop monitors were (Won)2,026.6 billion, or 56.8% of sales, in 2002, (Won)3,517.5 billion, or 57.7% of our sales, in 2003 and (Won)4,662.1 billion (US$4,504.0 million), or 56.0% of sales, in 2004.

We have experienced significant growth during the past three years for our desktop monitor display panels. Desktop monitor display panels have grown to become our largest product category, supplanting notebook computer display panels in terms of revenues in 2001, and in terms of volume units in 2002. The weighted average size of our desktop monitor display panels has steadily grown over the last three years, with a significant increase in the production of 17-inch and 17-inch wide-format and larger panels since 2002.

In addition to our side mounting technology, we employ S-IPS technology on certain desktop monitor display panels to achieve significantly increased viewing angles.

Televisions

Our television panels range from 15 inches to 55-inch wide-format in size. We began commercial production of television display panels in 2001. In 2004, our principal products in the television category were

15-inch, 17-inch wide-format and 20-inch panels. Our sales of display panels for televisions were (Won)135.7 billion, or 3.8% of sales, in 2002, (Won)685.9 billion, or 11.2% of sales, in 2003 and (Won)1,162.8 billion (US$1,123.4 million), or 14.0% of sales, in 2004.

The market for large-size televisions developed later than that for notebook computers and desktop monitors, but we believe it will become our primary market as consumer demand grows for larger-size televisions. We believe that we can leverage our experience in the notebook computer and desktop monitor markets to take advantage of the growth potential in the market for large-size televisions. We began commercial production with 15-inch panels, which currently is the principal product in the category in terms of both sales volume and revenues, and added 17-inch wide-format, 20-inch and 30-inch wide-format panels to our product portfolio in 2002. In 2003, we added 23-inch wide format, 26-inch wide-format and 42-inch wide-format as well as high-definition television panels to meet growing market demand and, in 2004, we added 32-inch wide-format, 37-inch wide-format and 55-inch wide-format to our television panel product portfolio.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

We employ S-IPS technology on certain television panels to significantly increase the viewing angle. We also apply our Over Driving Circuit (ODC) technology to certain categories of larger-size panels to increase response time and decrease motion blurring. We anticipate using our copper bus technology in the near future in the production of television panels to achieve faster video frame rates and brighter displays.

Other Applications

Our product portfolio also includes small- and medium-size TFT-LCD panels for use in handheld consumer electronics products, including mobile phones and personal digital assistants, and large-size panels for industrial and other products, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. In 2004, our principal product in the other applications category was the 1.8-inch panel, which we currently ship as unassembled cells.

Some of the panels we produce for industrial products, such as aircraft instrumentation and medical diagnostic devices, are highly specialized niche products manufactured to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our TFT-LCD panels for other applications by assessing various business opportunities as they arise.

Our sales of display panels for other applications were (Won)117.5 billion, or 3.3% of sales, in 2002, (Won)155.9 billion, or 2.6% of sales, in 2003 and (Won)380.8 billion (US$367.9 million), or 4.6% of sales, in 2004.

Sales and Marketing

Customer Profile

Our display panels are included primarily in notebook computers, desktop monitors, televisions and industrial and other applications sold by our global end-brand customers. In 2004, our top ten end-brand customers included Dell, LG Electronics, Hewlett-Packard, Philips Electronics, Apple, Toshiba, IBM, NMV, Gateway and Acer. LG Electronics and Philips Electronics are our two principal shareholders, and the terms of our sales to them are conducted on an arm’s-length basis and are substantially the same as those of our sales to non-affiliated end-brand customers.

We negotiate directly with our end-brand customers concerning the terms and conditions of the sales, but typically ship our display panels to designated system integrators at the direction of these end-brand customers. Sales data to end-brand customers include direct sales to these end-brand customers as well as sales to their designated system integrators, including through our affiliated trading company, as further discussed below under “—Sales.”

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two shareholders, together accounted for 83.2% of our sales in 2002, 78.8% in 2003 and 77.4% in 2004. Our top five end-brand customers together accounted for 52.2% of our sales in 2002, 56.4% in 2003 and 58.0% in 2004. In 2004, three end-brand customers, Dell, LG Electronics (excluding its purchases made as a system integrator) and Hewlett-Packard, each contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2004:

Computer Products		Televisions	Other Applications
Notebook Computers	Desktop Monitors
Hewlett-Packard	Dell	Philips Electronics	Shinco
Toshiba	LG Electronics	LG Electronics	LG Innotech
IBM	Hewlett-Packard	Dell	Seiko Instrument Inc.
Dell	Philips Electronics	Hisense	Alco Holdings Limited
Apple	NMV	Tatung	Direct Radiography Corp.

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these manufacturers constituted 16.8% of our sales in 2002, 21.2% in 2003 and 22.6% in 2004.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company.

	Year Ended December 31,
	2002			2003			2004
	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Korea	(Won)	657	18%	(Won)	978	16%	(Won)	890	US$	860	11%
Asia		2,248	63		3,770	62		5,673		5,481	68
America		425	12		577	9		753		727	9
Others		237	7		773	13		1,009		975	12

Total		3,567	100		6,098	100		8,325		8,043	100

In the past three years, a large percentage of our sales was attributable to system integrators in Taiwan and to end-brand customers in Japan. Beginning in 2002, our sales to system integrators located in China increased significantly as they received increasing amounts of contract assembly work from end-brand customers. Of our total sales, 12.8% in 2002, 29.4% in 2003 and 32.8% in 2004, was attributable to system integrators located in China. Sales to system integrators located in China are made in U.S. dollars and we are not exposed to currency risks from the Chinese RMB.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, Hong Kong and China, and, as of December 31, 2004, our sales and marketing force employed a total of 436 employees in regional offices in these countries and in our head office in Korea.

The focus of our sales activities is on strengthening our relationships with large end-brand customers, with whom we maintain strong collaborative relationships. Customers look to us for a reliable supply of a wide range of TFT-LCD products. We believe our reliability and scale as a supplier helps support our customers’ product positions. We view our relationships with our end-brand customers as important to their product development strategies, and we collaborate with our end-brand customers in the design and development stages of their new products. Examples include the 17-inch wide-format display panel we designed for Apple’s iMAC™ and the 30-inch television panel we designed for LG Electronics and Philips Electronics. In addition, our sales teams coordinate closely with our end-brand customers’ designated system integrators to ensure timely delivery. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs. Our dedication to our customers has helped us win the DisplaySearch Customer Satisfaction Award in 2002, 2003 and 2004.

We do not typically enter into binding long-term contracts with our customers. However, we have in place long-term supply and purchase agreements with major end-brand customers, which are generally non-binding arrangements with three-year terms, whereby we and our end-brand customers agree on general volume parameters and, in some cases, product specifications and delivery terms. These agreements serve as an indication of the size and key components of a customer’s order, and neither party is committed to supply or purchase any products until a firm purchase order is issued.

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to certain subsidiaries of LG International Corp., our affiliated trading company. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. and, until 2003, when we began to use our Taiwan subsidiary for sales to Singapore, LG International Singapore, Ltd. Sales to subsidiaries of LG International on an aggregate basis amounted to 27.0%, 10.0% and 5.5% in 2002, 2003 and 2004, respectively. See “Item 7B. Related Party Transactions” for further discussion of these sales arrangements.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. In the past, sales to LG International (HK) accounted for 12.8% of our sales in 2002, 3.1% in 2003 and 3.4% in 2004. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Our end-brand customers or their system integrators generally place purchase orders with us or subsidiaries of our affiliated trading company one month prior to delivery based on our non-binding supply and purchase agreements with them. Generally, the head office of an end-brand customer provides us with three- to six-month forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with the end-brand customer one month prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the one-month period prior to delivery.

Prices for our products are generally determined based on negotiations with our end-brand customers. Pricing of our display panel products is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes. Purchase prices and payment terms for our sales to our two shareholders are substantially the same as those for our non-affiliated end-brand customers.

We generally provide a limited warranty to our end-brand customers, including the provision of replacement parts and after-sale services for our products. Costs incurred under our warranty liabilities consist primarily of repairs. We set aside a warranty reserve based on our historical experience and future expectations as to the rate and cost of claims under our warranties.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 60 days. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

Competition

The TFT-LCD industry is highly competitive. Due to the capital intensive nature of the display industry and the high production volumes required to achieve economies of scale, the international market for display devices is characterized by significant barriers to entry, but the competition among the relatively small number of major producers is intense. Currently almost all TFT-LCD manufacturers are located in Asia, and we compete principally with manufacturers from Korea, Taiwan, China and Japan.

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony Corporation in April 2004) and BOE-Hydis in Korea;

•	AU Optronics, Chi Mei Optoelectronics (including IDTech), Chunghwa Picture Tubes, HannStar and Quanta Display in Taiwan;

•	Sharp and Hitachi in Japan; and

•	SVA-NEC and BOE-OT in China.

According to DisplaySearch, in 2004, Korean TFT-LCD manufacturers had a market share of 45.5% of the 10.0-inch or larger panel market based on revenue, Taiwanese manufacturers had 40.2% and Japanese manufacturers had 14.3%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 57.1% of our cost of sales in 2002, 60.8% in 2003 and 64.1% in 2004. The key components and raw materials of our TFT-LCD products include glass substrates, liquid crystal materials, color filters, polarizers, backlight units and driver integrated circuits. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use.

We generally negotiate non-binding master supply agreements with our suppliers once a year, but pricing terms are negotiated on a quarterly basis, or if necessary, on a monthly basis. Firm purchase orders are not issued until usually two weeks prior to the scheduled delivery, except in the case of purchase orders for driver integrated circuits, which are issued generally six to ten weeks prior to the scheduled delivery. We purchase our components and raw materials based on forecasts from our end-brand customers as well as our own assessments of our end-brand customers’ needs. Our rolling forecasts are generally made three months in advance and updated monthly.

In order to reduce our component and raw material costs and our dependence on any one supplier, we generally develop compatible components and raw materials and purchase our components and raw materials from more than one source. However, we source the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. Also, in order to reduce logistics and transportation costs, we continually review opportunities to source our components and raw materials from suppliers based in Korea. We perform periodic evaluations of our component and raw material suppliers based on a number of factors, including the quality and cost of the materials, delivery and response time, the quality of the services and the financial health and management of the suppliers. We reassess our supplier pool accordingly.

In addition, in February 2005, we entered into a strategic joint venture agreement with Nippon Electric Glass Co., Ltd., or NEG, to form a new company that will build a glass polishing and processing facility in the Paju industrial complex where we are building P7. The new joint venture company, named Paju Electric Glass Co., Ltd., will provide us with a dedicated supply of glass substrates critical to the production of our display panels. Paju Electric Glass is expected to begin construction of the glass polishing and processing facility during the second quarter of 2005. See “Item 10C. Material Contracts.”

We maintain a strategic relationship with many of our key material suppliers, and we generally maintain a component and raw material inventory sufficient for approximately 10 days, or 20 days for driver integrated circuits, the supply of which we experienced temporary shortages of in 2000, as a safeguard against potential disruptions in supply.

In addition to components and raw materials, the manufacturing of our products requires significant quantities of electricity and water. In order to obtain and maintain reliable electric power and water supplies, we have our own back-up power generation facilities and water storage tanks as well as easy access to nearby water sources. To date we have not experienced any material problems with our electricity and water supplies.

Equipment and Suppliers

We depend on a limited number of equipment manufacturers for equipment tailored to specific requirements. Since our manufacturing processes depend on the quality and technological capacity of our equipment, we work closely with the equipment manufacturers in the design process to ensure that the equipment meets our specifications. The principal types of equipment we use to manufacture TFT-LCD panels include chemical deposition equipment, steppers, developers and coaters.

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We purchase a large majority of our equipment from overseas vendors, mostly Japanese. We maintain strategic relationships with many equipment manufacturers as part of our efforts to reduce costs and we aggressively negotiate prices and other terms with our vendors. In the procurement of equipment from Japan, we also use our affiliated trading company’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7B. Related Party Transactions.” In addition, in recent years we have substituted a portion of our equipment purchased from foreign vendors with purchases from local suppliers. Currently, we purchase approximately 46% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs.

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new fab, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our fabs to assist in the installation process to ensure proper operation. To date, we have not experienced any material problems with our equipment supplies or after-delivery services.

Quality Control

We believe that our advanced production capabilities and our reputation for high quality and reliable products have been important factors in attracting and retaining key customers. We have implemented quality inspection and testing procedures at all of our fabs and assembly facilities. Our quality control procedures are carried out at three stages of the manufacturing process:

•	incoming quality control with respect to components and raw materials;

•	in-process quality control, which is conducted at a series of control points in the manufacturing process; and

•	outgoing quality control, which focuses on packaging, delivery and post-delivery services to customers.

With respect to incoming quality control, we perform quality control procedures for the raw materials and components that we purchase. These procedures include testing samples of large batches, obtaining vendor testing reports and testing to ensure compatibility with other components and raw materials, as well as vendor qualification and vendor rating. Our in-process quality control includes various programs designed to detect, as well as prevent, quality deviations, reduce manufacturing costs, ensure on-time delivery, increase in-process yields and improve field reliability of our products. We perform outgoing quality control based on burn-in testing and final visual inspection of our products and accelerated life testing of samples. We inspect and test our completed display panels to ensure that they meet our high production standards. We also provide post-delivery services to our customers, and maintain warranty exchange inventories in regional hubs to meet our customers’ needs.

Our quality control team works not only to ensure effective and consistent application of our quality control procedures, but also to introduce new methodologies, including six-sigma quality control. Our quality control programs have received accredited ISO/TS 16949 certifications. The ISO/TS certification process involves subjecting our manufacturing processes and quality management systems to reviews and observation for various fixed periods. ISO/TS certification is required by certain European countries in connection with sales of industrial products in those countries, and provides independent verification to our customers regarding the quality control measures employed in our manufacturing and assembly processes.

Insurance

We currently have insurance coverage for our production facilities in Gumi, Korea, and our research and development center in Anyang, Korea, for up to (Won)2.5 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiary in Nanjing, China, also carries insurance for our new assembly facility building in that city for up to RMB 4,298 million, business interruption insurance for up to RMB 841 million and commercial general liability insurance for up to RMB 5 million.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Gumi, Korea. We have also voluntarily agreed to reduce gases responsible for global warming, including perfluorinated carbons, or PFCs, by installing PFC abatement systems to meet voluntary international emissions standards by 2010.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We consult on an annual basis with the LG Environment Strategy Institute with respect to our environmental compliance measures. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1, P2 and P3 and the Gumi assembly facilities, and we intend to apply for ISO 14001 certifications for our other production and assembly facilities.

We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company” since 1997 with respect to our environmental record for P1 and our assembly facilities in Gumi. In October 2004, we received an award from the Korean government in recognition of our ongoing environmental compliance efforts and we also became the first TFT-LCD company in Korea to receive an Environmental Declaration of Product, or EDP, label from the government for our panels.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2004:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG.Philips LCD Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG.Philips LCD America, Inc.	Sales	U.S.A.	September 1999	US$	5,000,000	100%	100%

LG.Philips LCD Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG.Philips LCD Germany GmbH	Sales	Germany	November 1999	EUR	960,000	100%	100%

LG.Philips LCD Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	753,179,600	100%	100%

LG.Philips LCD Hong Kong Co., Ltd.	Sales	Hong Kong	January 2003	HK$	11,500,000	100%	100%

LG.Philips LCD Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

Item 4C. Organizational Structure

These matters are discussed under Item 4B. where relevant.

Item 4D. Property, Plants and Equipment

Current Facilities

We currently operate six fabrication facilities, P1, P2, P3, P4, P5 and P6, located in Gumi, Korea, and three assembly facilities located in Gumi, Korea and Nanjing, China. We are currently constructing P7 in Paju, Korea and equipping part of P6, to be known as AP1, for the manufacture of display panels using low temperature polysilicon technology.

The following table sets forth the size, primary use and capacity of our fabrication facilities, research and development facility and assembly facilities.

Fabrication Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Commercial Production Date	Nominal TFT Capacity as of December 31, 2004 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370x470 September 1995	105,000	14.1”, 10.4”, small-size panels

P2	3	70,872	590x670 February 1998	100,000	12.1”, 13.3”, 15.0”, 23.0”

P3	4	70,872	680x880 July 2000	105,000	15.0”, 20.1”, 30.0”

P4	5	83,114	1,000x1,200 March 2002	90,000	15.0”, 17.1”, 18.1”, 19.0”, 42.0”

P5	5	83,114	1,100x1,250 May 2003	100,000	17.0”, 23.0”, 26.0”, 30.0”

P6	6	301,307	1,500x1,850 August 2004	47,000	17.0”, 32.0”

P7(3)	7	—	1,950x2,250 —	—	42.0”

AP1(4)	4	—	730x920	5,000	LTPS(5) panels

Anyang R&D		8,646	300x350 100x100	500
Gumi assembly facility		54,095

Nanjing assembly facility		49,761

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Generation 2	Generation 3	Generation 4	Generation 5	Generation 6	Generation 7
	360 x 465 370 x 470 400 x 500	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250
LG.Philips LCD
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P6					1,500 x 1,850
P7						1,950 x 2,250

(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(3)	Currently under construction.
(4)	Equipment under installation in a pre-existing facility.
(5)	Low temperature polysilicon technology.

Expansion Projects

We are considering building additional production and research and development facilities to meet forecasted increases in demand for our products. In March 2004, we broke ground on a new TFT-LCD display cluster to be developed in Paju, Korea where we are building our seventh fabrication facility, or P7, which is designed to process 1,950 x 2,250 mm glass substrates and has a design capacity of 90,000 sheets per month. We plan to commence mass production at P7 with an initial design capacity of 45,000 sheets per month during the first half of 2006. We may expand P7’s capacity to 90,000 sheets per month depending on future market and other conditions. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion. We expect our capital expenditure for P7 to be approximately (Won)3.1 trillion in 2005. In addition, we are currently installing equipment in P6, to be known as AP1, for the manufacture of display panels using low temperature polysilicon technology. We currently estimate that the equipping of AP1 will cost approximately (Won)202.6 billion. We plan to commence mass production at AP1 in the first half of 2005. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A. Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the

TFT-LCD industry grew from 70 million units in 1999 to 586 million units in 2004. Market revenues grew from US$14 billion to US$49 billion during the same period, showing a compounded annual growth rate of 28.4%.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Overall, TFT-LCD manufacturers typically increase display area fabrication capacity by about 50% year on year. Capacity expansion above this growth rate can occur when several manufacturers ramp-up new factories at the same time. For example, several Taiwanese companies entered the TFT-LCD industry in 1999 and 2000. The industry’s display area capacity (or the total display surface area of all assembled panel products) more than doubled from 1999 to 2001, based on data from DisplaySearch. The above-average rate of supply growth combined with a decline in PC demand reduced average selling prices for large-size TFT-LCD panels, or panels that are ten inches or larger, by approximately 49% from 1999 to 2001, based on data from DisplaySearch. During such surges in the rate of supply growth, resulting primarily from new plant investments by Korean and Taiwanese manufacturers, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices for our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, cost reductions, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD displays in some past periods, most recently in 2003. The entire TFT-LCD industry was able to supply only one-half of the total display area demand in 2003 as consumers sought to substitute CRT-based personal computer displays with TFT-LCD displays. Thus, despite significant increases in total production capacity as competing fabrication plants commenced mass production on similar schedules, consumer demand for flat-panel displays of larger average size absorbed the increased areal output. According to DisplaySearch, the average selling price for large-size TFT-LCD panels increased by approximately 5.9% from US$240 in 2003 to US$254 in 2004 as a result of consumer demand for TFT-LCD during that period.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. For example, our decision to allocate more capacity to serve small-panel demand for mobile phone and automotive displays caused our overall average selling price to decrease by 29.6% from 2003 to 2004. At the same time, the average selling price for our large-panel products increased by 2.7%. The overall average selling price of our display panels, including small-panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel for panels used in notebook computers, desktop monitors and televisions decreased by 9.5% from (Won)317,653 per panel in 2002 to (Won)287,399 in 2003 and increased by 2.7% to (Won)295,120 (US$285.1) in 2004. We anticipate increased relative capacity output in 2005 commensurate with prior years, depending in part on the ability of panel manufacturers to obtain raw materials and components, as competing panel manufacturers, including us, commence production in new fabrication facilities. In line with historical trends in our industry, we anticipate that temporary surges in capacity might put downward pressure on prices for our panels, but we expect that consumer demand for CRT substitutes will persist in the personal computer market and will continue to increase in the television market. During the initial stage of market development for TFT-LCD desktop monitors we were able to capture price premiums for desktop monitor panels until we reduced prices in order to stimulate wider demand. Likewise, large-size television panels currently bring above-average prices per square inch of screen area. In order to grow the TFT-LCD television market, we plan to follow a similar strategy to reduce prices, fuel consumer demand and mitigate anticipated increases in capacity in the TFT-LCD industry. This strategy may result in a decrease in the overall average selling prices of our panels.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Since the formation of the joint venture in September 1999, we expanded capacity and applied technology to take advantage of new demand for desktop monitors, which offered premium prices.

More recently, we have expanded capacity and design capability toward high-definition television displays, which offer premium prices. In the more developed market for portable computer displays, we shifted our focus to the emerging 15.0-inch category in early 2002 as revenue growth in the 12.1-inch, 13.3-inch and 14.1-inch categories slowed. We designed our P3 and P4 panel factories for efficient fabrication of 15.0-inch notebook displays and 19-inch monitor displays, which have become fast-growing product categories. Our P5 factory is optimal for producing 17-inch monitor panels that are fast becoming the most popular desktop monitor size. Our P6 factory, which began commercial production in August 2004, processes 1,500 x 1,850 mm glass substrates to fabricate premium monitor and television displays. Our P7 factory, which is currently under construction, will process 1,950 x 2,250 mm glass substrates and will be optimal for producing even larger-sized television displays.

Manufacturing Productivity and Costs

We seek to continually enhance our manufacturing productivity and thereby reduce the cost of producing each panel. We have significantly expanded our production capacity since the official launch of the joint venture by investing in fabs that can process increasingly larger-size glass substrates. The following table shows the input substrate size, initial design capacity and actual input capacity as a result of ramp up for each of our fabs as of the dates indicated:

Fabrication Facility	Commercial Production Date	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Actual Input Capacity as of December 31,
				2002	2003	2004
				(in input substrates per month)(1)
P1	September 1995	370x470	30,000	100,000	104,000	105,000
P2	February 1998	590x670	40,000	92,000	97,000	100,000
P3	July 2000	680x880	60,000	86,000	101,000	105,000
P4	March 2002	1,000x1,200	60,000	51,000	69,000	90,000
P5	May 2003	1,100x1,250	60,000	—	69,000	100,000
P6	August 2004	1,500x1,850	90,000	—	—	47,000

(1)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.

Our capital expenditures, which relate mainly to the construction of new fabs, including the construction and equipping of P6 and P7, and the acquisition of new equipment, amounted to (Won)1,116.9 billion in 2002, (Won)1,438.2 billion in 2003 and (Won)3,885.7 billion (US$3,753.9 million) in 2004. The increase in capital expenditures for successive fabs has been more than offset by the increase in our unit output resulting from our investments. As a result, our depreciation expense as a percentage of sales decreased from 26.6% in 2002 to 15.7% in 2003 and to 14.7% in 2004. We expect our capital expenditures to increase significantly as we develop the Paju industrial complex, including the construction and build-out of P7, which we expect will cost approximately (Won)3.1 trillion in 2005. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, P4, the world’s first fifth-generation fab, began commercial production in March 2002 and reached its initial design capacity of 60,000 sheets per month by June 2003. Similarly, P5, also a fifth-generation fab, began commercial production in May 2003 and reached its initial design capacity of 60,000 sheets per month by December 2003. We anticipate that P6, a sixth-generation fab which began commercial production in August 2004, will reach its initial design capacity of 90,000 sheets per month during the third quarter of 2005. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. Currently, we purchase approximately 46% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs. We aim to actively facilitate the development of a domestic vendor base to take advantage of lower prices and to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

We also continue to make various process improvements at our fabs, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from five to four, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabs without significant capital investment, thus enabling us to reduce fixed costs on a per panel basis.

Raw materials comprise the largest component of our costs. On a per panel basis, our raw material costs decreased from (Won)158,987 in 2002 to (Won)107,005 in 2003 and (Won)76,630 (US$74.0) in 2004, primarily due to improvements in product design and purchasing scale as well as product mix. In addition, over the past several years we have consistently increased the proportion of our raw material purchases from local suppliers, who typically offer lower prices compared to overseas suppliers. In 2004, approximately 71% of our raw materials were sourced from local suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per panel, including small-size display panels, or panels smaller than 10 inches in size, decreased from (Won)278,289 in 2002 to (Won)175,965 in 2003 and (Won)119,552 (US$115.5) in 2004.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different market and size categories. For example, beginning in 2001, there has been a greater demand for notebook computers with bigger screens, which led us to change our product mix to include more 15.0-inch panels and fewer 13.3-inch panels for notebook computers. We increased our sales of 18-inch panels for desktop monitors significantly beginning in 2002 to capture the emerging market for larger-size desktop monitors and now we offer 19-inch, 20-inch, 20-inch wide-format XGA and 30-inch WQXGA+ panels for desktop monitors. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2002, 2003 and 2004 in response to a notable rise in consumer acceptance and demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 17-inch wide-format, 20-inch, 32-inch wide-format, 37-inch wide-format, 42-inch wide-format and 55-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target larger-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate the negative effect of price declines in 2003 and 2004 in most of our product categories. Our average selling price per panel for panels used in notebook computers, desktop monitors and televisions decreased by 9.5% from (Won)317,653 per panel in 2002 to (Won)287,399 in 2003 and increased by 2.7% to (Won)295,120 (US$285.1) in 2004.

Our product portfolio also includes small-size display panels for handheld consumer electronics products, such as mobile phones and personal digital assistants, and large-size display panels for industrial and other products, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Sales of our small-size display panels, or panels smaller than 10 inches in size, for these applications increased from 0.1 million in 2002 to 6.1 million in 2003 and 25.1 million in 2004. This substantial increase in unit sales of small-size display panels partially contributed to lower our overall average selling price on a per panel basis in 2003 and 2004 as a result of the significantly lower prices that such panels command.

The following table sets forth our sales by product category for the periods indicated and sales revenues in each product category as a percentage of our total sales:

	Year Ended December 31,
	2002			2003			2004
Panels for	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Notebook Computers	(Won)	1,287	36%	(Won)	1,739	29%	(Won)	2,119	US$	2,047	25%
Desktop Monitors		2,027	57		3,517	58		4,662		4,504	56
Televisions		136	4		686	11		1,163		1,124	14
Other Applications(1)		117	3		156	2		381		368	5

Total		3,567	100		6,098	100		8,325		8,043	100

(1)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2002		2003		2004
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Notebook Computers	4,720	42%	7,395	28%	9,125	17%
Desktop Monitors	5,821	52	11,930	44	15,391	29
Televisions	318	3	1,351	5	2,401	5
Other Applications(1)	421	3	6,270	23	25,330	49

Total	11,280	100	26,946	100	52,247	100

(1)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.

The following table sets forth our average selling price by markets for the periods indicated:

	Average Selling Price(1)
	Year Ended December 31,
	2002		2003		2004		2004
Notebook Computers	(Won)	272,706	(Won)	235,162	(Won)	232,219	US$	224
Desktop Monitors		348,135		294,841		302,904		293
Televisions		426,595		507,535		484,382		468
Other Applications(2)		260,921		24,652		15,042		15

(1)	Average selling price for each market represents sales per market divided by unit sales per market.
(2)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

Critical Accounting Policies

The preparation of our financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements and related disclosures. Our estimates and judgments are based on historical experience, forecasted future events and various other assumptions that we believe to be reasonable under the circumstances. Estimates and judgments may differ under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We believe the critical accounting policies discussed below are the most important to the portrayal of our financial condition and results of operations. Each of them is dependent on projections of future market conditions, and they require our management to make the most difficult, subjective or complex judgments.

Income Taxes

We value our deferred income tax assets on an ongoing basis. We currently have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. See note 12 to our audited consolidated financial statements included in this annual report. In our evaluation of future utilization of income tax assets, if current results suggest that it is more likely than not that a portion or all of the deferred income tax assets will not be realized before their expiration, a valuation allowance will be recognized. The change in the valuation allowance in any period is included in the calculation of income tax provision. In determining whether the deferred income tax assets are likely to be realized, management takes many factors into account, including our ability to generate taxable income, the overall industry outlook and the outlook for the Korean economy.

Changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net results and financial condition.

Allowance for Accounts Receivable

We evaluate our outstanding accounts receivable balance on a regular basis to determine whether to record an allowance for doubtful accounts. Our evaluation includes an analysis of the number of days outstanding for each outstanding account receivable and our historical experience. We provide an allowance for doubtful accounts based on the aggregate estimated collectibility of our accounts receivable.

Warranty Reserve

We record warranty liabilities for the estimated costs that we may incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on repairs and cost per claim to satisfy our warranty obligation. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life requires judgment based on our historical and anticipated use of the asset. Since the formation of the joint venture, all new machinery, equipment and vehicles are being depreciated on a straight-line basis over four years.

We review our long-lived assets and intangible assets that do not have indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When aggregate undiscounted future cash flows are less than the carrying value of the asset, an impairment loss is recognized based on the fair value of the asset. Fair value is determined using a variety of alternative sources, including sales to third parties, comparison to other assets with a similar use and the preparation of discounted future cash flows. The determination of undiscounted future cash flows and fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations.

Description of Certain Statement of Income Items

Sales

Our sales are derived primarily from sales of TFT-LCD panels. We also derive a small amount of revenues from backlight units and other parts and accessories that we sell to third parties. Prices for our TFT-LCD panels are generally determined based on prevailing market conditions and our negotiations with end-brand customers, which take into account the complexity of the product specifications, the labor and technology involved in the design or production processes and the strength and history of our relationship with the end-brand customer.

Cost of Sales

Our cost of sales consists principally of:

•	costs of raw materials, such as glass substrates, liquid crystal materials, color filters, polarizers, backlight units and driver integrated circuits;

•	manufacturing and overhead costs, consisting mainly of depreciation expenses, product development costs directly associated with production at our Gumi facilities, including salaries and bonuses, and amortization of fees related to intellectual property rights; and

•	labor costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries, bonuses and retirement pay to selling and administrative staff, research and development expenses, warranty expenses and shipping and handling cost. Research and development expenses consist primarily of salaries paid to research and development personnel at our research and development center in Anyang, Korea, and, to a lesser extent, expenses relating to the depreciation and maintenance of the equipment and materials used at the research and development center in Anyang, Korea.

Operating Results

TFT-LCD technology is currently the most widely used flat panel display technology and, according to DisplaySearch, TFT-LCD display products accounted for approximately 90% of total flat panel display market revenues in 2004. Since commercial production of TFT-LCD products began in the 1990s, TFT-LCD has emerged as the dominant technology for notebook computers, captured increasing market share in desktop monitors and experienced high growth in penetrating the television market. This trend has primarily been driven by certain attractive physical (slimness, flatness, lighter weight, portability), electrical (lower power consumption, lower radiation) and visual (higher resolution, more stable picture quality, no flickering) attributes of TFT-LCD products. The increase in our sales from (Won)3,566.7 billion in 2002 to (Won)6,098.4 billion in 2003 and

(Won)8,324.8 billion (US$8,042.5 million) in 2004 reflects the rapidly expanding TFT-LCD display market. Advances in TFT-LCD technology and broader applications for TFT-LCD display products continue to present new and profitable opportunities for TFT-LCD manufacturers. We continually adjust our product mix to include emerging large display area product categories which typically command higher prices. On an annual basis, our gross margin has steadily increased from 12.0% in 2002 to 22.3% in 2003 and 25.0% in 2004.

Primarily as a result of the overall increase in our sales, we have also increased our purchases from related parties, including our affiliates LG Electronics and LG International. All of our related party transactions are conducted on an arm’s-length basis. Our total purchases of materials, components and services from LG Electronics and its affiliated companies, excluding subsidiaries of LG International, amounted to 16.5% of our total purchases of materials, components and services in 2002, 28.4% in 2003 and 21.2% in 2004. Our purchases of equipment and components from subsidiaries of LG International amounted to 22.3% of our total equipment and component purchases in 2002, 17.5% in 2003 and 22.4% in 2004. Our purchases of equipment from LG International and its subsidiaries as well as unaffiliated vendors depend primarily on the level of our capital expenditures.

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2002		%	2003		%	2004		2004		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Sales	(Won)	3,567	100%	(Won)	6,098	100%	(Won)	8,325	US$	8,043	100%
Cost of sales		3,139	88		4,741	78		6,246		6,035	75

Gross profit (loss)		428	12		1,357	22		2,079		2,008	25
Selling, general and administrative expenses		129	4		235	4		319		308	4

Operating income (loss)		299	8		1,122	18		1,760		1,700	21
Other income (expense)		67	2		(61)	(1)		(18)		(17)	0

Income (loss) before income taxes		366	10		1,061	17		1,742		1683	21
Provision (benefit) for income taxes		18	1		54	1		38		37	1

Net income (loss)		348	10		1,007	17		1,704		1,646	20

Comparison of 2004 to 2003

Sales

Our sales increased by 36.5% from (Won)6,098.4 billion in 2003 to (Won)8,324.8 billion (US$8,042.5 million) in 2004. Significant increases in unit sales of our large-size panels for notebook computers, desktop monitors and televisions were the primary contributing factors to this increase. In particular:

•	unit sales of 17.0-inch panels for desktop monitors increased by 112.8% from 3.4 million panels in 2003 to 7.2 million panels in 2004;

•	unit sales of 15.0-inch panels for notebook computers increased by 32.2% from 4.0 million panels in 2003 to 5.3 million panels in 2004;

•	unit sales of 19.0-inch panels for desktop monitors increased from fewer than 100 thousand panels in 2003 to 1.9 million panels in 2004;

•	unit sales of 20.1-inch panels for desktop monitors increased by 177.1% from 0.4 million panels in 2003 to 1.2 million panels in 2004; and

•	combined unit sales of large panels for televisions, primarily in the 15.0-inch, 17.1-inch wide format, 20.1-inch and 30.0-inch wide-format categories, increased by 77.7% from 1.4 million panels in 2003 to 2.4 million panels in 2004.

As a result of a shift in market demand in 2004 toward larger-size panels, primarily 15.0 inches or larger, we experienced a notable decrease in unit sales of our 13.3-inch and 14.1-inch panels for notebook computers from 2003 to 2004. Unit sales of 13.3-inch panels for notebook computers decreased from 0.3 million panels in 2003 to fewer than one thousand panels in 2004. Unit sales of 14.1-inch panels for notebook computers decreased 42.2% from 1.8 million panels to 1.0 million panels over the same period. In addition, unit sales of 18.1-inch panels decreased 73.5% from 2.0 million to 0.5 million from 2003 to 2004 due to a shift in demand toward 17.0-inch and 17.1-inch wide-format panels.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for notebook computers and televisions from 2003 to 2004. The average selling price of panels for notebook computers decreased 1.3% from (Won)235,162 in 2003 to (Won)232,219 (US$224.3) in 2004 and the average selling price of panels for televisions decreased 4.6% from (Won)507,535 to (Won)484,382 (US$468.0) over the same period. The average selling price of panels for desktop monitors, however, increased 2.7% from (Won)294,841 in 2003 to (Won)302,904 (US$292.6) in 2004.

Cost of Sales

Cost of sales increased by 31.7% from (Won)4,741.6 billion in 2003 to (Won)6,246.2 billion (US$6,034.4 million) in 2004. As a percentage of sales, however, cost of sales decreased from 77.8% in 2003 to 75.0% in 2004. The increase in our cost of sales in 2004 was attributable primarily to increases in:

•	raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, partially offset by our ongoing raw material cost reduction efforts;

•	depreciation expenses, resulting from the commencement of depreciation of P6, which began commercial production in August 2004, partially offset by lower depreciation of P1, P2 and P3; and

•	labor costs, resulting from an increase in the number of production employees hired to meet the operating demands of P6, an increase in wage rates and special performance bonuses.

As a percentage of our total cost of sales, raw material costs increased from 2003 to 2004 while depreciation expenses decreased and labor costs remained constant from 2003 to 2004.

Cost of sales per panel decreased by 32.1% from (Won)175,965 in 2003 to (Won)119,552 (US$115.5) in 2004 reflecting our ongoing cost reduction efforts, particularly in managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers, as well as a shift in product mix to larger-size panels. In 2004, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased 53.2% from (Won)1,356.8 billion in 2003 to (Won)2,078.6 billion (US$2,008.1 million) in 2004 and our gross margin improved from 22.3% to 25.0% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 35.8% from (Won)234.5 billion in 2003 to (Won)318.4 billion (US$307.6 million) in 2004. As a percentage of sales, however, our selling, general and administrative expenses remained the same at 3.8% in both 2003 and 2004. The increase in selling, general and administrative expenses in 2004 was attributable primarily to increases in:

•	salaries, bonuses and retirement pay, resulting from an increase in the number of selling and administrative staff hired to meet the operating demands of P6 and P7, an increase in wage rates and higher special performance bonuses;

•	research and development expenses, consisting primarily of salaries paid to research and development personnel at our research and development center in Anyang, resulting from an increase in the number of research and development employees in Anyang and an increase in wage rates; and

•	shipping and handling cost, which is based on unit weight, resulting from increased sales volume, especially of larger size panels, and, to a lesser extent, increases in shipping rates, fuel surcharges and sales to more geographically distant markets such as Europe.

As a percentage of our total selling, general and administrative expenses, salaries, bonuses and retirement pay decreased from 2003 to 2004 while research and development expenses remained constant and shipping and handling cost increased from 2003 to 2004.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income increased by 56.8% from (Won)1,122.2 billion in 2003 to (Won)1,760.1 billion (US$1,700.4 million) in 2004. Our operating margin improved from 18.4% to 21.1% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). Our total other expense decreased by 70.1% from (Won)61.2 billion in 2003 to (Won)18.3 billion (US$17.7 million) in 2004, primarily due to:

•	a decrease in net interest expense from (Won)77.2 billion in 2003 to (Won)38.1 billion (US$36.8 million) in 2004 primarily due to a significant increase in interest income from (Won)6.4 billion in 2003 to (Won)20.0 billion (US$19.3 million) in 2004 reflecting increased cash holdings over the same period. Refinancing of our Won-denominated debentures and the issuance of U.S. dollar-denominated floating rate notes with low interest rates also contributed to the decrease in our net interest expense; and

•	an increase in net foreign exchange gain from (Won)15.0 billion in 2003 to (Won)19.1 billion (US$18.5 million) in 2004 as a result of a (Won)172.0 billion (US$166.2 million) foreign exchange translation gain in 2004 due to appreciation of the Korean Won against the U.S. dollar and our use of foreign exchange forward contracts to mitigate the impact of foreign currency gains or losses.

Provision (Benefit) for Income Taxes

We reported a provision for income taxes of (Won)38.1 billion (US$36.8 million) in 2004, while in 2003 we reported a provision for income taxes of (Won)54.6 billion. This change was primarily due to the higher income before income taxes we recorded in 2004.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, our net income increased by 69.3% from (Won)1,006.5 billion in 2003 to (Won)1,703.7 billion (US$1,645.9 million) in 2004.

Comparison of 2003 to 2002

Sales

Our sales increased by 71.0% from (Won)3,566.7 billion in 2002 to (Won)6,098.4 billion in 2003. Significant increases in unit sales of our large-size panels for notebook computers, desktop monitors and televisions were the primary contributing factors to this increase. In particular:

•	unit sales of 15.0-inch panels for desktop monitors increased by 45.9% from 3.9 million panels in 2002 to 5.6 million panels in 2003;

•	unit sales of 15.0-inch panels for notebook computers increased by 96.7% from 2.0 million panels in 2002 to 4.0 million panels in 2003;

•	unit sales of 17.0-inch panels for desktop monitors increased from fewer than 10 thousand panels in 2002 to 3.4 million panels in 2003;

•	unit sales of 18.1-inch panels for desktop monitors increased by 73.5% from 1.2 million panels in 2002 to 2.0 million panels in 2003; and

•	combined unit sales of large panels for televisions, primarily in the 15.1-inch, 17.1-inch wide format, 20.1-inch and 30.0-inch wide-format categories, increased by more than three-fold from 0.3 million panels in 2002 to 1.4 million panels in 2003.

As a result of a shift in market demand in 2003 toward panels that are 15.0-inch or larger, we experienced a decrease in sales in 2003 of our 13.3-inch and 14.1-inch panels for notebook computers. Unit sales of 13.3-inch panels for notebook computers decreased by 9.5% from 0.31 million panels in 2002 to 0.28 million panels in 2003. Unit sales of 14.1-inch panels for notebook computers decreased by 7.0% from 1.9 million panels in 2002 to 1.8 million panels in 2003.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for computer products compared to 2002. The average selling price of panels for notebook computers decreased by 13.8% from (Won)272,706 in 2002 to (Won)235,162 in 2003 and that of panels for desktop monitors decreased by 15.3% from (Won)348,135 in 2002 to (Won)294,841 in 2003. However, the average selling price of panels for televisions increased by 19.0% from (Won)426,595 in 2002 to (Won)507,535 in 2003.

Cost of Sales

Cost of sales increased by 51.1% from (Won)3,139.0 billion in 2002 to (Won)4,741.6 billion in 2003. As a percentage of sales, however, cost of sales decreased from 88.0% in 2002 to 77.8% in 2003. The increase in our cost of sales in 2004 was attributable primarily to increases in:

•	raw material costs, resulting from an overall increase in sales volume;

•	depreciation expenses, resulting from the commencement of depreciation of P5, which began commercial production in May 2003, partially offset by lower depreciation of P1 and P2; and

•	labor costs, resulting from an increase in the number of production employees hired to meet the operating demands of P5, an increase in wage rates and special performance bonuses.

As a percentage of our total cost of sales, raw material costs and labor costs increased from 2002 to 2003 while depreciation expenses decreased significantly over the same period.

Cost of sales per panel decreased by 36.8% from (Won)278,289 in 2002 to (Won)175,965 in 2003, reflecting our ongoing cost reduction efforts, particularly in managing raw material costs, as well as a change in product mix. We have significantly increased our production output, thereby enabling economies of scale. In 2003, we continued to improve production yields at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process. In addition, our strategic relationships with our raw material suppliers enabled us to procure raw materials on a large scale at favorable prices, which resulted in lower raw material costs per unit compared to 2002.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased 217.2% from (Won)427.7 billion in 2002 to (Won)1,356.8 billion in 2003, and our gross margin improved from 12.0% in 2002 to 22.3% in 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 81.7% from (Won)129.0 billion in 2002 to (Won)234.5 billion in 2003. As a percentage of sales, our selling, general and administrative expenses increased from 3.6% in 2002 to 3.8% in 2003. The increase in selling, general and administrative expenses in 2003 was attributable primarily to increases in:

•	salaries, bonuses and retirement pay, resulting from an increase in the number of selling and administrative staff hired to meet the operating demands of P5, an increase in wage rates and a special performance bonus;

•	research and development expenses, consisting primarily of salaries paid to research and development personnel at our research and development center in Anyang, resulting from an increase in the number of research and development employees in Anyang and an increase in wage rates; and

•	shipping and handling cost, which is based on unit weight, resulting from increased sales volume and, to a lesser extent, increases in shipping rates and sales to more geographically distant markets such as Europe.

As a percentage of our total selling, general and administrative expenses, salaries, bonuses and retirement pay and shipping and handling cost increased from 2002 to 2003 while research and development expenses decreased over the same period.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income increased by 275.7% from (Won)298.7 billion in 2002 to (Won)1,122.2 billion in 2003, and our operating margin improved from 8.4% in 2002 to 18.4% in 2003.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). We recognized total other expense of (Won)61.2 billion in 2003 compared to total other income of (Won)67.4 billion in 2002, primarily due to:

•	an increase in net interest expense from (Won)58.7 billion in 2002 to (Won)77.2 billion in 2003 as a result of increased Won-denominated borrowings, which have higher interest rates but which are fixed, as a percentage of total long-term borrowings in 2003, partially offset by an increase in interest income from (Won)3.6 billion in 2002 to (Won)6.4 billion in 2003; and

•	a significant decrease in net foreign exchange gain from (Won)119.8 billion in 2002 to (Won)15.0 billion in 2003 as a result of a (Won)32.1 billion foreign exchange translation loss in 2003 due to a slight depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our debt is denominated, from year-end 2003 compared to year-end 2002. In 2002, we had a (Won)89.1 billion foreign exchange translation gain as a result of appreciation of the Korean Won against the U.S. dollar.

Provision (Benefit) for Income Taxes

We reported a provision for income taxes of (Won)54.6 billion in 2003, while in 2002 we reported a provision for income taxes of (Won)18.0 billion. This change was primarily due to the higher income before income taxes we recorded in 2003, partially offset by a (Won)63 billion tax benefit from additional loss carry forward from 2001. We exhausted our net operating loss carry forward from 2001 in 2003.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, our net income increased by 189.1% from (Won)348.1 billion in 2002 to (Won)1,006.5 billion in 2003.

Item 5B. Liquidity and Capital Resources

Since 2002, our principal sources of cash have been cash flow from our operating activities and debt financing. Our primary source of liquidity has been cash and cash equivalents. We had cash and cash equivalents of (Won)70.3 billion, (Won)504.0 billion and (Won)1,361.2 billion (US$1,315.1 million) as of December 31, 2002, 2003 and 2004, respectively. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabs and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements, servicing our debt payments and payment of technology license fees. We expect our cash requirements for 2005 to be primarily for capital expenditures.

Although we have historically been able to satisfy our cash requirements from cash flow from operations and debt financing, our ability to continue to do so will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. We re-evaluate our capital requirements regularly in light of our cash flow from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flow from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities. During the second quarter of 2003, we began to gradually increase our cash holdings to better reflect the extent of our operating and investing activities.

Our net cash provided by operating activities amounted to (Won)1,053.4 billion in 2002, (Won)1,671.8 billion in 2003 and (Won)2,742.9 billion (US$2,649.9 million) in 2004. The increase in net cash provided by operating activities was due primarily to the increase in cash receipts from our sales which outpaced the increase in our cash expenditures and which was reflected in our net income of (Won)348.1 billion, (Won)1,006.5 billion and (Won)1,703.7 billion (US$1,645.9 million) in 2002, 2003 and 2004, respectively. The positive effect of increases in our depreciation and amortization expense on net cash provided by operating activities was offset by an increase in accounts receivable, in line with increased sales, in the amount of (Won)156.2 billion in 2002 and (Won)607.5 billion in 2003 compared to a decrease of (Won)205.0 billion (US$198.0 million) in 2004. Accounts receivable in 2004 decreased primarily due to our accounts receivable securitization program, which, in 2004, totaled approximately (Won)245.9 billion. The increase in net cash provided by operating activities in 2002 and again in 2004 was also partially reduced by an increase in inventories in the amount of (Won)146.5 billion in 2002 and (Won)468.2 billion (US$452.3 million) in 2004 which reflected a higher level of finished products, work-in-process and raw materials as a result of increased sales activities and projected demand growth for the following years. Inventories decreased by (Won)62.3 billion in 2003 as a result of tight inventory management facilitated by increased customer demand.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabs, contribute to the fluctuations in our inventory levels from period to period. We began commercial production at P4 in March 2002 and at P6 in August 2004. The increase in our production output, compounded by reduced market demand, resulted in a 58.2% and 139.4% increase in our inventories from year-end 2001 and year-end 2003, respectively. In 2003, strong demand and an expanding TFT-LCD market caused a 15.6% decrease in our inventory levels from year-end 2002. Inventories comprised the following for the periods indicated:

	As of December 31,
	2002		2003		2004		2004
	(in billions of Korean Won and millions of US$)
Finished Goods	(Won)	211.4	(Won)	122.3	(Won)	511.0	US$	493.7
Work in process		59.8		88.7		124.4		120.2
Raw Materials		127.0		124.9		168.7		163.0

		398.2		335.9		804.1		776.8

Our net cash used in investing activities amounted to (Won)1,126.1 billion in 2002, (Won)1,452.7 billion in 2003 and (Won)3,892.8 billion (US$3,760.8 million) in 2004. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These capital expenditures amounted to (Won)1,116.9 billion, (Won)1,438.2 billion and (Won)3,885.7 billion (US$3,753.9 million) in 2002, 2003 and 2004, respectively. We intend to fund our capital requirements associated with future capacity expansion projects, including the development of the Paju industrial complex and our seventh fabrication facility, or P7, with cash flow from operations and other financing activities, such as external long-term borrowings and securities offerings. In 2004, we used (Won)260.9 billion from gross proceeds of (Won)1,229.1 billion (US$1,187.5 million) from our initial public offering of shares of common stock and ADSs for construction of P7.

We currently expect our capital expenditures to be approximately (Won)4.6 trillion (US$4.4 billion) in 2005, primarily to fund capacity expansion, the construction of P7 and improvements to our pre-existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, some of which are beyond our control. We review the amount of our capital expenditures quarterly and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to (Won)90.4 billion in 2002, (Won)214.8 billion in 2003 and (Won)2,008.8 billion (US$1,940.6 million) in 2004. The significant amount of net cash provided by financing activities in 2004 reflects primarily proceeds from our US$1,187.5 million initial public offering of shares of common stock and ADSs and the issuance of long-term debt, including US$200 million aggregate principal amount of U.S. dollar-denominated floating rate notes and an issuance of (Won)600 billion in domestic debentures, partially offset by a repayment of US$140 million of outstanding long-term debt. We have not declared any dividends since 2001.

As of December 31, 2004, we had a total of (Won)483.2 billion (US$466.8 million) outstanding under short-term borrowings. The weighted average interest rate under the terms of these short-term borrowings was 3.4% as of December 31, 2004. All of our short-term borrowings are loans from local and foreign banks extended to us or our subsidiaries.

We have in place overdraft agreements with various banks in the amount of (Won)59 billion that are renewable on a yearly basis. There were no drawdowns under these agreements as of December 31, 2004. In addition, we also maintain a revolving credit facility with certain banks in the aggregate amount of (Won)200 billion. To date, we have had no amounts outstanding under the revolving credit facility.

As of December 31, 2004, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)2,206.1 billion (US$2,131.3 million), including US$565 million aggregate principal amount of U.S. dollar-denominated senior floating rate notes, US$159 million in term loans, RMB 145 million in long-term loans, (Won)1,350 billion of Korean Won-denominated debentures and (Won)117.8 billion in Korean Won-denominated loans. US$365 million of senior floating rate notes, half of which matures in 2005 and the other half in 2006, bear interest at three-month LIBOR plus a spread ranging from 1.0% to 1.3% depending on our ability to meet certain financial ratios.

Currently, US$600 million of our US$724 million aggregate principal amount of U.S. dollar-denominated long-term borrowings are hedged against foreign exchange rate and interest rate fluctuations.

We issued (Won)200 billion principal amount of five-year debentures in July 2001, (Won)300 billion principal amount of five-year debentures in November 2002, (Won)250 billion principal amount of five-year debentures in October 2003, (Won)300 billion principal amount of five-year debentures in May 2004 and (Won)300 billion principal amount of five-year debentures in November 2004.

In March 2005, we issued (Won)400 billion in aggregate principal amount of Korean Won-denominated fixed rate bonds and also entered into a US$150 million loan agreement with the Korea Development Bank, which matures in 2012. The interest rate on the loan is set based on 3-month LIBOR plus a spread of approximately 1.35%. To date, we borrowed US$100 million under our loan agreement with the Korea Development Bank.

Terms of our U.S. dollar-denominated senior floating rate notes and Korean Won-denominated debentures contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations.

Our debt obligations as of December 31, 2004 are set forth below.

Short-Term Debt Obligations as of December 31, 2004
Borrower	Date of Issuance	Securities	Amount as of December 31, 2004 (in billions of Won)	Original Principal Amount (in millions of US$, millions of RMB and millions of Japanese yen)	Principal Underwriters, Purchasers	Maturity
LG.Philips LCD America	10/27/04	Short Term Loan	5	US$5	Comerica Bank	1/27/05
LG.Philips LCD Japan	12/1/04	Short Term Loan	4	JPY393	Mizuho Bank	5/31/05
LG.Philips LCD Nanjing	8/26/04-10/25/04	Short Term Loan	63	US$56 RMB43	ICBC, Bank of China, China Merchants Bank, Guangdong Development Bank	8/25/05-10/24/05
LG.Philips LCD	11/15/04-12/30/04	Export Bill Discount	411	US$369 JPY2,808	Korea Exchange Bank and other financial institutions	1/10/05-3/10/05

	Sub-total		483

Long-Term Debt Obligations as of December 31, 2004
Borrower	Date of Issuance	Securities	Amount as of December 31, 2004 (in billions of Won)	Original Principal Amount (in billions of Won, millions of US$ and Chinese RMB)		Principal Underwriters or Purchasers or Borrower	Maturity
LG.Philips LCD	8/28/03	Long Term Loan	(Won)59		(Won)59	KEXIM	2/28/06-8/28/08 *2 year grace and 3 year installment payment

LG.Philips LCD	2/10/04	Long Term Loan	59		(Won)59	KEXIM	8/10/06-2/10/09 *2 year grace and 3 year installment payment

LG.Philips LCD	12/14/04	Long Term Loan	50	US$	48	KEXIM	6/14/07-12/14/10 *2 year grace and 4 year installment payment

LG.Philips LCD Nanjing	3/14/03-12/28/04	Long Term Loan	91	RMB US$	145 70	ICBC, Bank of China, China Merchants Bank, Guangdong Development Bank, China Construction Bank	9/17/05-11/22/09

Long-Term Debt Obligations as of December 31, 2004
Borrower	Date of Issuance	Securities	Amount as of December 31, 2004 (in billions of Won)	Original Principal Amount (in billions of Won, millions of US$ and Chinese RMB)		Principal Underwriters or Purchasers or Borrower	Maturity

LG.Philips LCD Nanjing	3/17/03	Long Term Loan	6	US$	6	ICBC, Bank of China, China Merchants Bank, Guangdong Development Bank	9/17/05

LG.Philips LCD	7/30/01	Debentures	196		(Won)200	SK Securities Co., Ltd., Korea Development Bank	7/30/06

LG.Philips LCD	11/6/02	Debentures	290		(Won)300	SK Securities Co., Ltd., Korea Development Bank	11/6/07

LG.Philips LCD	10/2/03	Debentures	247		(Won)250	SK Securities Co., Ltd., LG Investment & Securities	10/2/08

LG.Philips LCD	5/13/04	Debentures	295		(Won)300	SK Securities Co., Ltd., LG Investment & Securities, Korea Investment & Securities Co., Ltd.	5/13/09

LG.Philips LCD	11/23/04	Debentures	292		(Won)300	LG Investment & Securities, SK Securities Co., Ltd., Daewoo Securities Co., Ltd.	11/23/09

LG.Philips LCD	11/4/03	Floating Rate Notes	209	US$	202	Korea Development Bank, ABN AMRO, Woori Bank, China Construction Bank, DBS Bank, Mizuho Corporate Asia (H.K.) Limited	Half on 11/4/05, half on 11/4/06

LG.Philips LCD	11/4/03	Term Notes	65	US$	63		Half on 11/4/05, half on 11/4/06

LG.Philips LCD	12/11/03	Term Notes	104	US$	100		Half on 12/11/05, half on 12/11/06

LG.Philips LCD	11/4/03	Long Term Loan	36	US$	35		Half on 11/4/05, half on 11/4/06

Long-Term Debt Obligations as of December 31, 2004
Borrower	Date of Issuance	Securities	Amount as of December 31, 2004 (in billions of Won)	Original Principal Amount (in billions of Won, millions of US$ and Chinese RMB)		Principal Underwriters or Purchasers or Borrower	Maturity
LG.Philips LCD	10/8/04	Floating Rate Notes	207	US$	200	ABN AMRO, The Bank of Nova Scotia Asia Limited, Bayerische Landesbank, Commerz(East Asia) Limited, ICBC, Mizuho Corporate Asia (H.K.) Limited, Sumitomo Mitsui Banking Corporation, Woori Bank	10/8/07

	Sub-total		2,206

Current portion of long-term debt obligation			213

Long-term debt, excluding current portion of long-term debt			1,993

Debt obligation			2,689

*	Current portion of long-term debt

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties.

Set forth below are the aggregate amounts, as of December 31, 2004, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements.

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	2,235,826	(Won)	212,992	(Won)	1,018,838	(Won)	991,569	(Won)	12,427
Operating Leases		2,553		1,406		1,122		25		—
Fixed License Payment		91,607		34,676		54,343		2,588		—

Total Obligations		2,329,986		249,074		1,074,303		994,182		12,427

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)23.5 billion in 2002, (Won)39.5 billion in 2003 and (Won)43.7 billion (US$42.2 million) in 2004, representing 20.0% of our research and development expenses in 2002, 23.1% in 2003 and 17.1% in 2004. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

In connection with the settlement of a pending lawsuit relating to patent infringement, we recognized a gain of (Won)4.6 billion in 2002. No gain or loss has been recognized in connection with any lawsuits since 2003.

Material Related Party Transactions

We engage from time to time in a variety of transactions with related parties. See “Item 7B. Related Party Transactions.”

We sell our products to certain subsidiaries of LG International in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to subsidiaries of LG International on an aggregate basis amounted to 27.0%, 10.0% and 5.5% in 2002, 2003 and 2004, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

In addition, we procure a portion of our production equipment and components from LG International’s overseas subsidiaries in Japan, Europe and the United States. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are determined on an arm’s-length basis. Our purchases of equipment and components from subsidiaries of LG International amounted to (Won)740.4 billion, or 22.3% of our total equipment and component purchases, in 2002, (Won)768.2 billion, or 17.5%, in 2003 and (Won)1,652.4 billion (US$1,596.4 million), or 22.4%, in 2004. We also purchase raw materials, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chemical, LG MRO and LG Engineering & Construction Co., Ltd. As of January 2005, LG Engineering & Construction is no longer an affiliated company of the LG Group. Our total purchases of materials, components and services from LG Electronics and its affiliated companies, excluding subsidiaries of LG International, amounted to (Won)548.9 billion, or 16.5% of our total purchases of materials, components and services, in 2002, (Won)1,333.0 billion, or 28.4%, in 2003 and (Won)1,747.2 billion (US$1,688.0 million), or 21.2%, in 2004.

We sell TFT-LCD panels, primarily large-size panels for desktop monitors and televisions, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis. Pricing and other principal terms of the sales to LG Electronics are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Until 2003, LG Electronics purchased a portion of its large-size panel requirements through LG MRO Co. Ltd., a company that procures and purchases various materials, equipment and services for affiliated companies of LG Electronics. LG Electronics no longer purchases such panels from LG MRO. Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, including sales through LG MRO, amounted to (Won)691.3 billion, or 19.4% of our sales, in 2002, (Won)1,527.6 billion, or 25.1% of our sales, in 2003 and (Won)1,607.1 billion (US$1,552.5 million), or 19.3% of our sales, in 2004.

We also sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)140.5 billion, or 3.9% of our sales, in 2002, (Won)603.6 billion, or 9.9% of our sales, in 2003 and (Won)1,210.9 billion (US$1,169.9 million), or 14.5% of our sales, in 2004.

We also purchase driver integrated circuits from Philips Electronics’ semiconductor division under a volume and price agreement. These purchases amounted to (Won)25.4 billion, (Won)37.1 billion and (Won)52.3 billion (US$50.5 million) in 2002, 2003 and 2004, respectively.

Taxation

The effective statutory corporate income tax rate currently applicable to us is 16.5% for the first (Won)100 million of our taxable income and 29.7% for our taxable income in excess of (Won)100 million for each fiscal year beginning on or after January 1, 2002. Prior to its amendment in accordance with the Corporation Tax Law enacted in December 2001, the tax rate applicable to us was 17.6% and 30.8%, respectively.

In December 2003, the statutory corporate income tax rate was further amended to 27.5% of taxable income for each fiscal year beginning on or after January 1, 2005. As a result, the effective statutory income tax rate applicable to us will be 14.3% for the first (Won)100 million of our taxable income and 27.5% for our taxable income in excess of (Won)100 million for each fiscal year beginning on or after January 1, 2005. We have calculated our deferred income tax assets as of December 31, 2004 taking into consideration the change in effective tax rate beginning on January 1, 2005.

Tax Exemptions

Under the Special Tax Treatment Control Law of Korea, we are entitled, beginning in August 1999 when we registered Philips Electronics’ investment in us, to the following tax exemptions:

•	an exemption from corporate income tax in an amount proportional to the percentage of foreign direct equity investment in us for seven years and at one-half of that percentage for three years thereafter;

•	an exemption from local taxes, such as registration tax and property tax, in an amount proportional to the percentage of foreign direct equity investment in us for five years and at one-half of that percentage for three years thereafter (the exemption rate may be further increased and the applicable period further extended pursuant to local ordinances);

•	100% exemption for seven years from withholding tax on dividends paid to foreign investors who directly acquire new shares issued by us through a foreign direct investment under the Foreign Investment Promotion Act of Korea and 50% exemption for three years thereafter; and

•	100% exemption for three years from customs duties and value-added tax on capital equipment imported directly for use in our business, up to the amount of the foreign direct equity investment in us.

In 2004, we received a tax benefit of (Won)239.6 billion (US$231.5 million), or 13.8% of income before income taxes, as a result of Philips Electronics’ 47.48% weighted average ownership in us before and after our initial public offering. We will lose 0.27% of the tax exemption benefit for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate and qualifying business exemption ratio applicable to us are the same as those in 2005. Losses of portions of this tax exemption could negatively affect our results of operations.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003 and 15% for our capital investments made on or before December 31, 2004, each in proportion to the percentage of equity investment in us other than foreign direct equity investment. In addition, we are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2004, we had available deferred tax assets related to these credits in the amount of (Won)137.8 billion (US$133.1 million), which may be utilized against future income tax liabilities through 2009.

Recognition of Deferred Income Tax Assets

We recognize deferred income tax assets (net of valuation allowance) to the extent that, in the judgment of management, utilization of the related tax benefits before their expiration is more likely than not. Our ability to utilize the future tax benefits related to our deferred tax assets depends on many factors, including an assessment of our ability to generate taxable income, the overall industry outlook and the outlook for the Korean economy. We value our deferred income tax assets on an ongoing basis, and make valuation allowances if, in our assessment, current results suggest that it is more likely than not that a portion or all of our deferred income tax assets will not be realized before their expiration. We have determined that no valuation allowance was required as of December 31, 2002, 2003 and 2004.

As of December 31, 2004, we had (Won)186.2 billion (US$179.9 million) in net deferred income tax assets, including unused investment tax credits of (Won)137.8 billion (US$133.1 million) that may be used to offset taxable income through 2009.

Recent U.S. GAAP Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs—an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are evaluating the impact of this standard on our consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised), “Share Based Payment,” that requires companies to expense the value of employee stock options and similar awards for interim and annual periods beginning after June 15, 2005 and applies to all outstanding and unvested stock-based awards at a company’s adoption date. We are evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

On December 16, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in the second quarter of fiscal 2006. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

Item 5C. Research and Development, Patents and Licenses, etc.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)226.3 billion in 2002, (Won)279.2 billion in 2003 and (Won)416.7 billion (US$402.6 million) in 2004, representing 6.3% of our sales in 2002, 4.6% in 2003 and 5.0% in 2004. Included in these figures are product development costs directly associated with production at our Gumi facilities, excluding depreciation expense, as well as research and development expenses, excluding depreciation expense, in the aggregate amount of (Won)106.1 billion in 2002, (Won)162.3 billion in 2003 and (Won)244.2 billion (US$235.9 million) in 2004, and capital expenditures related to research and development and manufacturing for research and development test runs in the amount of (Won)120.2 billion in 2002, (Won)117.0 billion in 2003 and (Won)172.5 billion (US$166.6 million) in 2004.

Our research and development center in Anyang experiments with promising ideas and develops them to the proof-of-concept stage, while the Gumi lab brings new process technologies to production readiness. Our research and development activities primarily focus on the development of new and improved manufacturing processes and product features. For example, in 1999 we successfully reduced the masking process for our TFT-LCD products from six to five separate stages and further reduced this process to four stages in 2002, while many of our competitors currently are still employing a five-step masking process. Our patented side mounting technology allows TFT-LCD panels to be mounted on displays with screws from the side instead of the front, allowing product designers to utilize larger screens without increasing a product’s overall size.

We believe that the trend for display products in the future is the widespread use of affordable flat panel products of increasing size with superior performance qualities. To meet the demands of this future trend, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the TFT-LCD industry. For example, we are developing long-term alternative technologies, such as TFT-LED, which might provide improved black contrast and video response at lower cost. We have also developed ODC technology, for which patents are pending, which decreases motion blurring by applying extra voltage to the liquid crystal materials. We are also further developing our copper bus line, which takes advantage of copper’s low resistance to achieve higher video frame rates and brighter displays in larger-size panels.

In order to maintain our position as one of the industry’s leading technology innovators, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our strategy. Therefore, we complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students. We enter into joint research and development agreements from time to time with third parties for the development of specific technologies in specific fields. We also belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. In addition to these collaborations, we may form strategic technology alliances with the research arms of LG Electronics or Philips Electronics, as well as suppliers and equipment makers in “cluster” industries, that is, industries related to the TFT-LCD industry, in order to enhance our technology base. For example, we are pursuing joint development projects with LG Chemical to further strengthen our competitiveness in display panel materials.

We have developed a research and development management system whereby we encourage open project proposals from our engineers and implement rigorous evaluation criteria for each stage of a project development. We select our projects primarily based on their feasibility and alignment with our overall research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2004, we employed 1,020 personnel in our research and development department, 44% of whom have master’s degrees and 4% of whom have Ph.D. degrees.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

We currently hold a total of 3,050 patents, including 1,535 in Korea, 1,006 in the United States and 90 in Japan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2005 to 2022. We also have a total of 11,756 pending patent applications, including 7,959 in Korea, 1,884 in the United States and 654 in Japan.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in Korea, Japan and the United States. We also plan to initiate monitoring activities in China. We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies.

We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

License Agreements

We enter into license or cross-license agreements from time to time with third parties with respect to various device and process technologies to complement our in-house research and development. We engage in regular discussions with third parties to identify potential areas for additional licensing of key technologies.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)23.5 billion in 2002, (Won)39.5 billion in 2003 and (Won)43.7 billion (US$42.2 million) in 2004, representing 20.0% of our research and development expenses in 2002, 23.1% in 2003 and 17.1% in 2004. We expect that expenses relating to our license fees and royalty payments relating to intellectual property licenses will increase until 2005 due to ongoing royalty payments to Semiconductor Energy Laboratory Co., Ltd., or SEL, in connection with a license under certain patents relating to amorphous silicon thin film transistor technology. We did not receive any license fees from third parties in 2002 and 2003. In 2004, we received US$2.8 million in license fees from third parties, which amount is recognized as an offset account against license-related prepaid expenses.

LG LCD, our predecessor, entered into a license agreement with the Lemelson Foundation in July 1999 for a non-exclusive, non-transferable license under certain patents owned by the Lemelson Foundation relating to the magnification process we utilize in our TFT-LCD manufacturing process. LG LCD paid a lump sum license fee, and its rights under the license agreement were assigned to us following the formation of the joint venture. Our license agreement with Lemelson Foundation will expire upon the last to expire of the patents filed by Lemelson Foundation on or before July 30, 1999 and is subject to early termination in the event of a material breach of the terms and covenants of the agreement.

LG LCD entered into a license agreement with Commissariat à l’Energie Atomique, or CEA, in July 1999 for a non-exclusive, non-transferable license under certain CEA patents to manufacture and sell vertically aligned active LCD products in certain territories. The agreement provided for an upfront license fee and additional fixed payments contingent upon the achievement of certain levels of sales within specified periods. In June 2000 we succeeded to LG LCD’s rights and obligations under this agreement, including the contingent payment obligations, and entered into a sub-license agreement with CEA for the non-exclusive right, subject to certain exceptions, to sub-license our rights under the original license agreement to third parties. Our rights were expanded in scope in September 2002, in consideration for which we paid an upfront license fee and were obligated to pay a fixed annual minimum payment beginning in July 2003. We may also be required to pay additional annual license fees to CEA, depending on the amount of license fees generated from our sub-licensing to third parties. We agreed under the sub-license agreement to share a portion of all license and sub-license fees, including upfront payments and ongoing royalties, generated from the licensed technology with CEA, subject to certain exceptions. CEA has the right to participate in our negotiations with third party sub-licensees, and the upfront license fees and ongoing royalties for such sub-licensing will be determined through the mutual consent of us and CEA. Our license agreement with CEA expires in February 2007 and is subject to termination in the event of failure to cure a material breach of the terms of the agreement and upon the occurrence of certain insolvency events.

We entered into a license agreement with Columbia University in July 2000 for a non-exclusive, non-transferable license under certain patents relating to low temperature polysilicon technology to develop, manufacture and sell certain TFT-LCD products. The license agreement provides for an upfront license fee and ongoing royalty payments at a percentage of our net sales of the licensed products. The agreement, which expires in October 2019, is subject to early termination upon the occurrence of certain events relating to the patents licensed under the agreement, whereby our royalty payments obligations will be reduced by 50%.

We entered into a license agreement with SEL in October 2001 for a non-exclusive, non-transferable license under certain patents relating to amorphous silicon thin film transistor technology to use the technology in the development, manufacture and sale of certain TFT-LCD products until September 30, 2005. The agreement provides for an upfront license fee and ongoing royalty payments at a percentage of the sales of the LCD panels and modules we produce using the licensed technology. Under the agreement, we also grant to SEL a royalty-free, non-exclusive and non-transferable license under patents that we own solely or jointly with other parties. The agreement is subject to termination in the event of failure to cure a material breach of certain provisions and covenants, including unauthorized sub-licensing and the filing of inaccurate royalty reports, and upon the occurrence of certain insolvency events.

We entered into a license agreement with Seiko Precision Inc. in October 2001 for an exclusive, non-transferable license, with sub-licensing rights, under certain patents relating to amorphous silicon thin film transistor array substrates to use the technology in the manufacture and sale of certain TFT-LCD products. We paid a lump sum license fee for our rights under the agreement, and are obligated to share with Seiko any sub-licensing fees and royalties we receive from third parties exceeding a certain amount. Our license with Seiko Precision expires in February 2009 and is subject to termination in the event of a material breach of the terms of the agreement.

We entered into a license agreement with the Penn State Research Foundation in January 2003 for a non-transferable license under its patents relating to low temperature polysilicon technology and certain other technologies to use the technologies in the manufacture and sale of certain TFT-LCD products. The license agreement, which expires in October 2015, provides for an upfront license fee, a portion of which is payable upon us producing a certain volume of products using the licensed technologies. In addition, we are obligated to pay ongoing royalties equal to a percentage of our sales up to a maximum amount, subject to reduction upon the occurrence of certain events. We have not made any royalty payments under this agreement because we have not yet begun commercial production of any licensed products. Under the license agreement, the foundation agreed to share with us a portion of the proceeds, including upfront payments and ongoing royalties, from any future license agreements it enters into with third parties. We agreed to use reasonable efforts to commercialize the licensed technologies, including reaching a certain level of sales of products using the licensed technologies within a certain number of years after the effective date. The agreement is subject to termination in the event of failure to cure a material breach of certain provisions and covenants of the agreement, including failure to pay royalties and the filing of inaccurate royalty reports, and upon the occurrence of certain insolvency events.

In connection with the settlement of a lawsuit with NEC, we entered into a cross-license agreement with NEC in April 2001, under which each party granted to the other a non-exclusive, fully paid-up and royalty-free license under all of its patents filed prior to the fifth anniversary of the effective date relating to LCD modules, panels, materials and driver chips. In particular, each party granted to the other a non-exclusive license under its side mounting patents. In addition, NEC authorized us to grant to LG Electronics a license under NEC’s monitor patents for the production and sale of monitors. The licenses granted under the agreement are generally non-transferable, subject to certain exceptions and will expire upon the expiration of the last patent to be filed by either NEC or us prior to April 2006. The agreement is subject to termination in the event of failure to cure a material breach of the terms of the agreement and upon the occurrence of certain insolvency events. Upon termination, the rights and licenses granted to the breaching party by the non-breaching party shall terminate but the non-breaching party may continue to use the rights and licenses granted to it by the breaching party.

We entered into a license agreement with Honeywell International Inc. and Honeywell Intellectual Properties Inc. in March and October 2003 for a non-exclusive, non-transferable license under a patent relating to certain diffuser and flicker-free technology used for liquid crystal displays to use the technology in the manufacture and sale of certain TFT-LCD products. The agreement provides for an upfront license fee and a fixed annual payment for each of the five years after the effective date. We have no sub-licensing or enforcement rights under the agreement. Our license agreement with Honeywell International expires in July 2012 and our license agreement with Honeywell Intellectual Properties expires in December 2008.

We entered into a non-exclusive, fully paid-up license agreement with Plasma Physics Corporation in September 2003 under certain patents relating to plasma chemical vapor coating or etching to use the technology in the development, manufacture and sale of certain TFT-LCD products until the licensed patents expire. Our license agreement with Plasma Physics Corporation expires in February 2010. The agreement is subject to termination in the event of a material breach of certain provisions, including unauthorized sub-licensing, and upon the occurrence of certain insolvency events.

We entered into a license agreement with Fergason Patent Properties, LLC in October 2003 for a non-exclusive, non-transferable license under a patent relating to technology for controlling light intensity to use the technology in the manufacture and sale of certain TFT-LCD products. The agreement, which expires in February 2015, provides for an initial payment and a fixed running royalty for each product we produce using the licensed technology. The agreement is subject to termination in the event of a material breach of the terms of the agreement.

We entered into a cross-license agreement with Hitachi in June 2004 for a non-exclusive, non-transferable, non-assignable and indivisible license to use each other’s patents for the manufacture and sale of liquid crystal and electroluminescent display devices. Under the cross-license agreement, we are obligated to make six semi-annual payments to Hitachi starting in the second half of 2004. The agreement will expire upon the expiration of the last patent to be filed by either Hitachi or us on or before June 2024. The agreement is subject to early termination in the event of failure to cure a material breach of certain provisions, including failure to make payments, and upon the occurrence of certain insolvency events. Pursuant to this cross-license agreement, we will be able to use a patent owned by Hitachi for In Plane Switching, or IPS, a key technology that allows for increased viewing angles for large-size display panels.

We have entered into discussions with Merck & Co., our key supplier of liquid crystal materials, for a license under a Merck patent for a panel design technology that is a basic technology used in IPS for the manufacture and sale of certain large-size display panels. Currently, we are consulting with Merck about the terms of a possible licensing arrangement, including the payment of any license fees. As one of Merck’s largest customers, we anticipate that we would be able to reach a mutually acceptable arrangement. Our negotiations with Merck, however, may take some time before we are able to reach an agreement. Unsuccessful negotiations with Merck could have a material adverse effect on our business, results of operations and financial condition.

Philips Electronics and Toshiba Corporation entered into a royalty-free cross-license agreement in July 2000, as amended in a side letter dated March 2004, for a worldwide, non-exclusive and non-transferable license to use each other’s patents relating to display cells and circuitry components for the manufacture and sale of certain TFT-LCD products. The cross-license agreement extends to affiliates, subsidiaries and certain associated companies of Philips Electronics and Toshiba, which included us prior to our initial public offering in July 2004. The ability of Toshiba and us to use each other’s patented technologies under this cross-license agreement automatically terminated when, following our initial public offering, Philips Electronics ceased to own or control at least 50% of our voting stock. However, under the terms of the license agreement, which expires in June 2005, we will continue to be licensed to use those patents that were filed prior to the date on which we were no longer deemed to be an associated company of Philips Electronics, or July 2004, for the life of such patents.

In addition to licensing key technologies from third parties, we aim to benefit from our own patents and other intellectual property rights by granting licenses to third parties from time to time in return for royalty payments. We entered into a license agreement with Rockwell Collins Inc. in June 2001, under which we granted to Rockwell a non-exclusive, non-transferable license under our high aperture LCD patents primarily for use in military applications. This agreement expires in December 2021. We are entitled to receive ongoing royalty payments equal to a percentage of Rockwell’s sales of licensed products. We have not received any royalty payments under this agreement because Rockwell has not yet begun commercial production of the licensed products. The agreement is subject to early termination in the event of a material breach of the terms and conditions of the agreement.

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. We received US$2.8 million in license fees under such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements.

Item 5D. Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5E. Off-Balance Sheet Arrangements

Historically, we have not engaged in any material off-balance sheet financing activities to finance our operations or expansion. We enter into foreign currency forward contracts to hedge transaction risks related to changes in currency exchange rates.

We entered into a revolving US$300 million asset-backed commercial paper program in September 2004 using the aggregate accounts receivable of our four sales subsidiaries in Germany, Taiwan, Japan and the United States. We intend to use the proceeds from this financing to reduce the payment terms of our sales subsidiaries’ accounts payable and to meet working capital needs.

Item 5F. Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5B. above where relevant.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and nine directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Our articles of incorporation also require that we elect either a single representative director or two joint representative directors. If we elect to have two joint representative directors, one representative director will serve as chief executive officer and the other representative director will serve as chief financial officer. Under the Korean Commercial Code and our articles of incorporation, the joint representative directors are authorized to jointly represent us in activities relating to our business. A representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more “joint” representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). All representative directors are selected from among the non-outside directors.

The term of office for our directors will expire upon the closing of the annual general meeting of shareholders convened in respect of the last fiscal year within three years after they take office. However, if the term of office expires after the close of the last fiscal year of such term of office but before the annual general meeting of shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such annual general meeting of shareholders. Our board must meet at least once every quarter, and may meet as often as the representative director or joint representative directors deem necessary or advisable. Other directors may also request the representative director or joint representative directors to convene a board meeting at any time.

The tables below set forth our directors and executive officers, dates of birth and positions as of March 31, 2005. The business address of all of the directors and executive officers is the address of our registered office at 17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea 150-721.

Our Outside Directors

Our current outside directors are set out in the table below. Each of our outside directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act and also meets the applicable independence criteria set forth under Rule 10A-3 of the Securities Exchange Act of 1934, or the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Bongsung Oum	March 2, 1952	Director	March 2005	March 2008	Chairman, KIBNET Co., Ltd.
Bart van Halder	August 17, 1947	Director	July 2004	July 2007	Professor, University of Amsterdam, and Trainer in Accounting
Ingoo Han	October 15, 1956	Director	July 2004	July 2007	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology
Doug Dunn	May 5, 1944	Director	March 2005	March 2008	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group and Sendo Ltd.
Dongwoo Chun	January 15, 1945	Director	March 2005	March 2008	Standing Auditor, DongbuAnam Semiconductor Inc.

Our Non-Outside Directors

Our non-outside directors are:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Ad Huijser	July 19, 1946	Chairman of the Board of Directors	March 2004	March 2007	Chief Technology Officer and Member of the Board of Management of Philips Electronics and Member (non- executive) of the Supervisory Board of LG.Philips Displays Holding B.V.
Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	July 1999	March 2008	—
Hee Gook Lee	March 19, 1952	Director	March 2005	March 2008	President and Chief Technology Officer of LG Electronics
Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	August 1999	March 2008	—

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/Department

Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	July 1999	—

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	August 1999	—

Ki Seon Park	October 9, 1948	President and Chief Operating Officer	August 1999	Manufacturing

Budiman Sastra	April 29, 1950	Executive Vice-President and Chief Technology Officer	November 1999	Research & Development

Bruce I. Berkoff	August 13, 1960	Executive Vice-President and Chief Marketing Officer	November 1999	Marketing

Duke M. Koo	February 17, 1948	Executive Vice-President	August 1999	Worldwide Sales

Jae Wan Jeon	August 11, 1944	Executive Vice-President	July 1999	Paju Project

Woo Shik Kim	September 8, 1955	Executive Vice-President	September 2000	Manufacturing Technology Center

Won Wook Kim	March 22, 1952	Executive Vice-President	July 1999	Quality Assurance Center

Sang Deog Yeo	September 21, 1955	Executive Vice-President	September 1999	Product Development Center

Jae Geol Ju	December 20, 1952	Executive Vice-President	July 1999	SCM Center

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Ad Huijser has served as chairman of the board of directors and director since March 2004. He is currently serving as chief technology officer and member of the board of management of Royal Philips Electronics and as a non-executive member of the supervisory board of our affiliate LG.Philips Displays Holding B.V. Mr. Huijser also served as chief technology officer of Philips Consumer Electronics and chief executive officer of Philips Research. Mr. Huijser holds a master’s degree in physics from Eindhoven University and a doctorate degree in physics from the University of Twente in the Netherlands.

Bon Joon Koo has served as joint representative director, president (vice-chairman since January 2004) and chief executive officer since July 1999. Prior to joining LG.Philips LCD, he served as president and chief executive officer of LG Semicon, executive vice-president of LG Chemical Ltd. and as vice-president of LG Electronics. He currently also serves as chairman of the board of directors of our affiliate LG Siltron, which produces silicon wafers for semiconductors. Mr. Koo holds a bachelor’s degree in computer science and statistics from Seoul National University and an M.B.A. degree from the University of Chicago.

Hee Gook Lee has served as director since March 2005. He is currently president and chief technology officer of LG Electronics. He has also served as president and head of LG Electronics Institute of Technology and executive vice-president at LG Semicon. Mr. Lee holds a bachelor’s degree in electronics engineering from Seoul National University and a Ph. D. in electrical engineering from Stanford University.

Ron H. Wirahadiraksa has served as joint representative director, senior executive vice-president (president since January 2005) and chief financial officer since August 1999. Prior to joining LG.Philips LCD, he was the chief financial officer of Philips Flat Display Systems in San Jose, California. Mr. Wirahadiraksa also served as the chief financial officer of Philips Malaysia and Philips Greece. He is also a certified registered comptroller. Mr. Wirahadiraksa received both his undergraduate and graduate degrees in business economics from the Free University of Amsterdam.

Bongsung Oum has served as outside director since March 2005. He is currently the chairman of KIBNET Co., Ltd. He has also served as a researcher at the Korea Development Institute. Mr. Oum received a bachelor’s degree in business administration from Seoul National University, an M.B.A. degree from the University of California at Berkeley and a Ph. D. in economics from Cornell University.

Bart van Halder has served as outside director since July 2004. He is currently a professor of Management Control at the University of Amsterdam in the Netherlands and trainer in accounting. He has also served as senior director of Corporate Control and Group Controller of Royal Philips Electronics and chief financial officer of the global activities of Philips Medical Systems. He is also a certified registered accountant. Mr. van Halder holds a master’s degree in business econometrics from the University of Tilburg in the Netherlands.

Ingoo Han has served as outside director since July 2004. He is currently a professor at the Graduate School of Management at the Korea Advanced Institute of Science and Technology. He is also a certified public accountant in Korea and a certified management accountant in the United States. Mr. Han holds a bachelor’s degree in international economics from Seoul National University, a master’s degree in management science from the Korea Advanced Institute of Science and Technology and a Ph. D. in accounting information systems from the University of Illinois at Urbana-Champaign.

Doug Dunn has served as outside director since March 2005. He is currently a member of the boards of directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group and Sendo Ltd. He has also served as president and chief executive officer of ASML Holding N.V. and chief executive officer of the Consumer Electronics division and the Semiconductor Division of Royal Philips Electronics. Mr. Dunn holds a bachelor’s degree and a Higher National Certificate in electrical and electronics engineering from Sheffield University in the United Kingdom. Mr. Dunn was awarded an Order of the British Empire by Queen Elizabeth II and an Order of Oranje Nassau by the Netherlands for services to the electronics industry.

Dongwoo Chun has served as outside director since March 2005. He is currently a standing auditor at DongbuAnam Semiconductor Inc. He has also served as executive vice president of Cirrus Logic Inc., Silicon Magic Inc. and LG Semicon. Mr. Chun holds a bachelor’s degree in electrical engineering from Seoul National University and a Ph. D. in electrical engineering from the University of Texas.

Ki Seon Park has served as executive vice-president (president since January 2005) and chief operating officer since August 1999. Prior to joining LG.Philips LCD, Mr. Park served as vice-president for manufacturing for LG Electronics. Mr. Park holds a bachelor’s degree in chemical engineering from Pusan National University.

Budiman Sastra has served as executive vice-president and chief technology officer since November 1999. Prior to joining LG.Philips LCD, he was the general manager of Plasma Addressed Liquid Crystal Displays in Mizunami, Japan. Mr. Sastra also worked as a department head at Philips Research Laboratory in Eindhoven in the Netherlands. Mr. Sastra holds a bachelor’s degree in engineering from Trisakti University in Indonesia and a post-graduate degree from Delft University of Technology in the Netherlands.

Bruce I. Berkoff has served as executive vice-president for marketing since November 1999. Prior to joining LG.Philips LCD, Mr. Berkoff was the general manager of the software & electronics business unit of Philips Flat Display Systems in San Jose, California. Mr. Berkoff also served as vice-president of marketing for UMAX Computer Corporation in Sunnyvale, California. Mr. Berkoff holds a bachelor’s degree in physics from Princeton University and a master’s degree in biophysics from the University of California at Berkeley.

Duke Koo has served as executive vice-president for worldwide sales since August 1999. Prior to joining LG.Philips LCD, Mr. Koo was the executive vice-president for sales for LG Semicon. Mr. Koo also served as senior vice-president for LCD marketing for LG Electronics. Mr. Koo holds a bachelor’s degree in German language and literature from Hankuk University of Foreign Studies.

Jae Wan Jeon has served as vice-president (executive vice-president since April 2002) of management support since July 1999 and of the Paju Project since January 2004. Prior to joining LG.Philips LCD, Mr. Jeon served as vice-president for management support for LG Electronics. Mr. Jeon holds a bachelor’s degree in economics from Korea University.

Woo Shik Kim has served as vice-president (executive vice-president since January 2004) for the Manufacturing Technology Center since September 2000. Prior to joining LG.Philips LCD, Mr. Kim served as head of the production technical center for LG Semicon. Mr. Kim holds bachelor’s and master’s degrees in ceramic engineering from Yonsei University.

Won Wook Kim has served as vice-president (executive vice-president since January 2004) of the Quality Assurance Center since July 1999. Prior to joining LG.Philips LCD, Mr. Kim served as head of quality management for LG Semicon. Mr. Kim holds a bachelor’s degree in electronic engineering from Kyungbuk University.

Sang Deog Yeo has served as vice-president (executive vice-president since January 2005) of the Product Development Center since September 1999. Prior to joining LG.Philips LCD, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungbuk University.

Jae Geol Ju has served as vice-president (executive vice-president since January 2005) of the Supply Chain Management Center since July 1999. Prior to joining LG.Philips LCD, Mr. Ju served as head of Memory Business Planning & Management at LG Semicon. Mr. Ju holds a bachelor’s degree in electronic engineering from Yonsei University.

Item 6B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2004 to our executive officers and our directors was (Won)9.5 billion. In addition, we set aside approximately (Won)6.0 billion in 2004 to provide severance and retirement benefits to those directors and officers.

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. We are now reviewing appropriate long-term incentive plan designs and details of the plan are yet to be finalized. It is likely that the plan will incorporate awards in the form of stock options, restricted stock or cash, or some combination of such forms. Awards will be linked to each person’s contribution to our performance and the value of the awards eventually received will be based on our performance over the period following their grant. Actual award sizes have yet to be determined.

Item 6C. Board Practices

See “Item 6A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have three committees that serve under our board of directors:

•	Audit Committee;

•	Outside Director Nomination and Corporate Governance Committee; and

•	Remuneration Committee.

Our board of directors may establish other committees if they deem them necessary.

Our board of directors will appoint each member of these committees, except as set forth below.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is comprised of three outside directors: Bongsung Oum, Bart van Halder and Ingoo Han. The chairman is Bongsung Oum. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxlay Act of 2002. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

•	engaging or dismissing independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual and interim financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	assessing compliance with disclosure and filing obligations;

•	evaluating reports of actual or threatened litigation;

•	considering significant changes in accounting practices; and

•	examining improprieties or suspected improprieties.

In addition, in connection with general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of shareholders. Our external auditor reports directly to the Audit Committee. Our external auditor is invited to attend meetings of this committee when needed or when matters pertaining to the audit are discussed.

The committee holds regular meetings at least once each quarter, and more frequently as needed.

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee is comprised of two outside directors, Dongwoo Chun and Bart van Halder, and two non-outside directors, Ad Huijser and Hee Gook Lee. The chairman is Dongwoo Chun. The Outside Director Nomination and Corporate Governance Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors. The committee also develops and recommends to the board of directors a set of corporate governance principles and oversees our policies, practices and procedures in the area of corporate governance.

The committee holds regular meetings at least once each year, and more frequently as needed.

Remuneration Committee

The Remuneration Committee is comprised of two outside directors, Doug Dunn and Dongwoo Chun, and two non-outside directors, Ad Huijser and Hee Gook Lee. The chairman is Ad Huijser. The Remuneration Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers.

The committee holds regular meetings at least once each year, and more frequently as needed.

Differences in Corporate Governance Practices

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	LG.Philips LCD’s Corporate Governance Practice
Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established an Outside Director Nomination and Corporate Governance Committee composed of two outside directors and two non-outside directors.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We have established a Remuneration Committee composed of two outside directors and two non-outside directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

Audit Committee Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have established an Audit Committee composed of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three directors, as described above.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have two equity compensation plans: one providing for the grant of stock options to officers and key employees and an Employee Stock Ownership Plan, or ESOP.

Stock options to officers and key employees may be granted pursuant to a resolution of the board of directors in an amount not to exceed 1% of the total number of our issued and outstanding shares.

All material matters related to the granting of stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.

We do not maintain formal corporate governance guidelines. Our Outside Director Nomination and Corporate Governance Committee is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgphilips-lcd.com.

Item 6D. Employees

As of December 31, 2004, we had 13,173 employees, including 2,463 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2002, 2003 and 2004.

	As of December 31,
Employees(1)	2002	2003	2004
Production	3,628	5,372	8,270
Technical(2)	1,886	2,485	3,759
Sales & Marketing	274	342	436
Management & Administration	307	365	708

Total	6,095	8,564	13,173

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We currently plan to hire a significant number of college graduates in 2005 and 2006 to work as engineers in our development and production departments. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2004, approximately 61% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

The salaries of our employees are reviewed annually. Salaries are adjusted based on individual and team performance, industry standards and inflation. As an incentive, discretionary bonuses may be paid based on the performance of individuals, and a portion of our operating income may be paid to our employees under our profit sharing plan if certain performance criteria are achieved. We also provide a wide range of benefits to our employees including medical insurance, employment insurance, workers compensation, free medical examinations, child tuition and education fee reimbursements and low-cost housing for certain employees.

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. We make provisions for accrued severance liabilities based on the assumption that all employees terminate their employment with us at the same time. As of December 31, 2004, our accrued severance liabilities amounted to (Won)82.0 billion, of which 60.1% was funded through severance insurance plans, while 0.9% was funded through deposits with the National Pension Corporation.

At December 31, 2004, our employees owned approximately 0.5% of our common stock through an employee stock ownership association.

Item 6E. Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 8,157 shares of common stock as of December 31, 2004, the most recent date for which this information is available. They acquired our shares of common stock through our employee stock ownership association. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association and do not currently own any shares of our common stock.

Stock Options

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. We are now reviewing appropriate long-term incentive plan designs and details of the plan are yet to be finalized. It is likely that the plan will incorporate awards in the form of stock options, restricted stock or cash, or some combination of such forms. Awards will be linked to each person’s contribution to our performance and the value of the awards eventually received will be based on our performance over the period following their grant. Actual award sizes have yet to be determined.

As part of our long-term incentive plan, our board of directors resolved on April 7, 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the Korea Composite Stock Price Index, or KOSPI, against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise. The following table sets forth certain information regarding our stock option plan:

		Exercise Period
Executive Officers	Grant Date	From	To	Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	100,000	0	100,000
Ki Seon Park	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	70,000	0	70,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	40,000	0	40,000
Budiman Sastra	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	40,000	0	40,000
Bruce I. Berkoff	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	40,000	0	40,000
Won Wook Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,260	40,000	0	40,000

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Shareholders

The following table sets forth information regarding holders of our common stock as of December 31, 2004, by each person or entity known to us to own more than 5% of our outstanding shares:

Beneficial Owner	Number of shares of common stock	Percentage
LG Electronics	145,000,000	44.57%
Philips Electronics	145,000,000	44.57%
Citibank, N.A.(1)	19,143,964	5.88%

(1)	As ADR depositary.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of the date hereof.

Shareholders’ Agreement

In July 2004, LG Electronics and Philips Electronics entered into a shareholders’ agreement to reflect certain corporate governance arrangements between them as our controlling shareholders. Pursuant to our articles of incorporation and the terms of the shareholders’ agreement, we have a nine-member board of directors which is composed of two outside directors selected by each of LG Electronics and Philips Electronics, one outside director jointly selected by them and four non-outside directors. The two shareholders also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the non-outside director candidates selected by the other party as well as the non-outside candidate jointly selected by the two shareholders. The outside directors so selected to form our first board of directors were deemed to have been nominated by the Outside Director Nomination and Corporate Governance Committee, which was established on March 23, 2005 pursuant to our articles of incorporation. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics are also able to nominate our chief executive officer and chief financial officer, who are our two joint representative directors and who must act in concert in order for their actions to bind us. See “Item 6A. Directors and Senior Management” for a description of the powers, under Korean law, of joint representative directors.

The right to nominate the four non-outside directors of our board, including our joint representative directors or sole representative director, as the case may be, depends on the respective ownership interest in us of each of LG Electronics and Philips Electronics:

•	if the ownership interest of each shareholder remains at 25% or higher, each shareholder will nominate two non-outside directors to our board, including nomination of the chief executive officer by LG Electronics and nomination of the chief financial officer by Philips Electronics, who will serve as joint representative directors;

•	if the ownership interest of one shareholder remains at 25% or higher and the ownership interest of the other shareholder drops to below 25% but equal to 15% or higher (even if the ownership interest subsequently increases to 25% or higher), the former will nominate three non-outside directors to our board, including one sole representative director, and the latter will nominate one non-outside director and further forfeit its right to nominate a representative director and the chief executive officer or chief financial officer, as the case may be;

•	if the ownership interest of one shareholder remains at 25% or higher and the ownership interest of the other shareholder drops to below 15% (even if the ownership interest subsequently increases to 15% or higher), the former will nominate all four non-outside directors to our board, including one sole representative director, and the latter will forfeit its right to nominate any non-outside director to our board;

•	if the ownership interest of each shareholder drops to below 25% but equal to 15% or higher (even if the ownership interest of one or both subsequently increases to 25% or higher), each shareholder will nominate two non-outside directors but both will forfeit their right to nominate a representative director, who will be nominated by the board of directors;

•	if the ownership interest of one shareholder drops to below 25% but equal to 15% or higher (even if the ownership interest subsequently increases to 25% or higher) and the ownership interest of the other shareholder drops to below 15% (even if the ownership interest subsequently increases to 15% or higher), the former will nominate all four non-outside directors to our board and the latter will forfeit its right to nominate any non-outside director to our board; and

69.1

•	if the ownership interest of each shareholder drops to below 15% (even if the ownership interest of one or both subsequently increases to 15% or higher), both shareholders will forfeit their right to nominate any non-outside director and our board of directors will assume responsibility for nominating the four non-outside directors, including the nomination of one director as sole representative director;

provided, that, LG Electronics and Philips Electronics have each undertaken to (1) request the non-outside directors nominated by it to vote in favor of removal of the chief executive officer/joint representative director (or sole representative director, as the case may be) from such position or chief financial officer/joint representative director from such position, as the case may be, at the first meeting of our board of directors held immediately after the change in ownership interests described above, and (2) vote their respective shares in favor of effecting the events described above, including the removal of non-outside directors, at the first annual general shareholders meeting held after the change in ownership interests described above. In the event that a non-outside director fails to vote pursuant to the terms of the shareholders’ agreement, either to nominate or remove the chief executive officer/joint representative director to or from such position or chief financial officer/joint representative director to or from such position, as the case may be, both LG Electronics and Philips Electronics have agreed to vote for the removal of such non-outside director. In the event of death, resignation or other removal of a non-outside director before the natural expiration of his or her term, LG Electronics and Philips Electronics have each undertaken to vote its shares in favor of a proposal to elect a replacement non-outside director nominated by the party which nominated the departing or departed non-outside director. The term of the replacement non-outside director shall be the remaining term of the predecessor.

The shareholders’ agreement also provides for certain transfer restrictions which become effective after the expiration of the one-year lock-up period agreed to by both shareholders in connection with our initial public offering for any transfer or acquisition of any of our shares without the prior written consent of the other (except transfer to its affiliates). Such transfer restrictions include a right of first refusal pursuant to which each party, upon receipt of an offer by a third party to purchase its shares, must first give the other party the right to purchase such shares upon the same terms and conditions. In addition, each party has certain tag-along rights whereby if a party seeks to sell its shares, the other party has the right to join the transaction and sell an equal number of shares on the same terms and conditions. These transfer restrictions will apply until the earlier of (1) the date that the ownership interest of either LG Electronics or Philips Electronics in us first falls below 15% or (2) the date that the combined ownership interest of both LG Electronics and Philips Electronics in us first falls below 40%.

In addition, LG Electronics and Philips Electronics have agreed with each other not to (1) effect any sale or transfer of our shares that would decrease their respective ownership interests in us to lower than 30% for a period of three years from the date of listing of our ADSs on the New York Stock Exchange and our shares on the Korea Exchange, which was on July 22, 2004 and July 23, 2004, respectively; (2) effect any sale or transfer of our shares to any single competitor of us in a single or series of related transactions if such sale or transfer would constitute 5% or more of our total issued and outstanding shares; or (3) effect any sale or transfer of our shares to any one person in a single or series of related transactions if such sale or transfer would constitute 10% or more of our total issued and outstanding shares, in each case, without the prior written consent of the other party.

The shareholders’ agreement will automatically terminate if the ownership interest of either LG Electronics or Philips Electronics in us falls below 10%.

The foregoing summary of the shareholders’ agreement between LG Electronics and Philips Electronics does not purport to be complete and is qualified in its entirety by reference to the Shareholders’ Agreement, a copy of which was previously filed with the Commission as an exhibit to our registration statement on Form F-1 and which is incorporated by reference herein.

Registration Rights Agreement

We entered into a registration rights agreement with each of LG Electronics and Philips Electronics in July 2004, which among other things, provides that (1) we will file a registration statement upon demand by either of LG Electronics or Philips Electronics at any time after the later of the first anniversary of the listing of our ADSs in the New York Stock Exchange and our common stock on the Korea Exchange, which was on July 22, 2004 and July 23, 2004, respectively, and (2) we will use our reasonable best efforts to cause such registration statement to be declared effective as soon as practicable. We will not be required to effect more than two demand registrations in any successive two-year periods and we will not be required to effect any demand registration within six months of the effectiveness of a registration statement under a previous demand registration effected by us for Philips Electronics or LG Electronics, as the case may be, subject in each case to customary black-out periods. LG Electronics and Philips Electronics are entitled to exercise certain “piggyback” registration rights with respect to their registrable securities, as defined in the registration rights agreement, subject to customary exceptions and black-out periods.

The foregoing summary of the registration rights agreements with LG Electronics and Philips Electronics does not purport to be complete and is qualified in its entirety by reference to the LG Electronics Registration Rights Agreement and the Philips Electronics Registration Rights Agreement, copies of which were previously filed as exhibits to the registration statement on Form F-1 and which are incorporated by reference herein.

Information Agreement

Our principal shareholders, LG Electronics and Philips Electronics, are both publicly traded companies, each of which is subject to legal and stock exchange reporting and other disclosure requirements. Accordingly, we have entered into an agreement with each of LG Electronics and Philips Electronics to provide, subject to certain limitations, various financial and other information relating to us and to assist them in connection with their respective reporting, disclosure and other obligations. Each party has agreed that it will use any information provided under the respective agreement, unless otherwise made public, only in connection with these obligations and that it will not use the information for any other purpose, including in connection with the sale and/or purchase of securities issued by us.

Item 7B. Related Party Transactions

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We engage from time to time in a variety of transactions with related parties. We have conducted our transactions with related parties, including LG Electronics and Philips Electronics, as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.

Relationships and Transactions with LG Electronics and Related Companies

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. and, until 2003, when we began to use our Taiwan subsidiary for sales to Singapore, LG International Singapore, Ltd. Sales to subsidiaries of LG International on an aggregate basis amounted to 27.0%,

10.0% and 5.5% of our sales in 2002, 2003 and 2004, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. In the past, sales to LG International (HK) accounted for 12.8% of our sales in 2002, 3.1% in 2003 and 3.4% in 2004. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Sales to LG Electronics

We sell TFT-LCD panels, primarily large-size panels for desktop monitors and televisions, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Until 2003, LG Electronics purchased a portion of its large-size panel requirements through LG MRO Co. Ltd., a company that procures and purchases various materials, equipment and services for affiliated companies of LG Electronics. LG Electronics no longer purchases such panels from LG MRO.

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, including sales through LG MRO, amounted to (Won)691.3 billion, or 19.4% of our sales, in 2002, (Won)1,527.6 billion, or 25.1% of our sales, in 2003 and (Won)1,607.1 billion (US$1,552.5 million), or 19.3% of our sales, in 2004.

Purchases from LG International

We procure a portion of our production equipment and components from LG International’s overseas subsidiaries in Japan, Europe and the United States. We use these subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are conducted on an arm’s-length basis. We expect to continue to utilize LG International’s overseas subsidiaries for the procurement of a portion of our production equipment and components.

Our purchases of equipment and components from subsidiaries of LG International amounted to (Won)740.4 billion, or 22.3% of our total equipment and component purchases, in 2002, (Won)768.2 billion, or 17.5% of our total purchases, in 2003 and (Won)1,652.4 billion (US$1,596.4 million), or 22.4% of our total purchases, in 2004.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chem Ltd. and LG Engineering & Construction Co., Ltd. As of January 2005, LG Engineering & Construction is no longer an affiliated company of the LG Group. As part of the master purchase agreement, we also procure certain service-related items from LG MRO, including office supplies. Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)108.7 billion, (Won)243.8 billion and (Won)398.4 billion (US$384.9 million) in 2002, 2003 and 2004, respectively. Our purchases of photo masks from LG Micron Ltd. amounted to (Won)28.9 billion, (Won)62.1 billion and (Won)89.7 billion (US$86.7 million) in 2002, 2003 and 2004, respectively. In addition, we procured construction and engineering services from LG Engineering & Construction in connection with expansion investments in the amount of (Won)230.1 billion, (Won)734.0 billion and (Won)828.8 billion (US$800.7 million) in 2002, 2003 and 2004, respectively.

Our total purchases of materials, components and services from LG Electronics and its affiliated companies, excluding subsidiaries of LG International, amounted to (Won)548.9 billion, or 16.5% of our total purchases of materials, components and services, in 2002, (Won)1,333.0 billion, or 28.4% of our total purchases, in 2003 and (Won)1,747.2 (US$1,688.0 million), or 21.2% of our total purchases, in 2004.

In addition, we benefit from certain licenses extended to us from license or cross-license agreements between LG Electronics and third parties.

Under the terms of the joint venture agreement, LG Electronics had assigned most of its patents relating to the development, manufacture and sale of TFT-LCD products to us and we had agreed to maintain joint ownership of those patents that were not assigned to us. Pursuant to a grantback agreement entered into with LG Electronics in July 2004, in the event of any intellectual property dispute between LG Electronics and a third party relating to those patents jointly owned by LG Electronics and us, we intend to allow LG Electronics to assert ownership in those patents for all non TFT-LCD applications and to license or grant other rights in such patents for use by the licensee in non-TFT-LCD applications in order to settle such disputes.

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we will make monthly payments in the aggregate amount per year of 0.1% of our sales starting in 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. LG Corp. has the right to terminate this agreement if the ownership interest of the LG Group companies in us falls below 25%.

Relationships and Transactions with Philips Electronics

Sales and Purchases from Philips Electronics

We sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers.

Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)140.5 billion, or 3.9% of our sales, in 2002, (Won)603.6 billion, or 9.9% of our sales, in 2003 and (Won)1,210.9 billion (US$1,169.9 million), or 14.5% of our sales, in 2004.

We purchase driver integrated circuits from Philips Electronics’ semiconductor division under a volume and price agreement. These purchases amounted to (Won)25.4 billion, (Won)37.1 billion and (Won)52.3 billion (US$50.5 million) in 2002, 2003 and 2004, respectively.

Trademark Agreement with Philips Electronics

We entered into a trademark license agreement with Philips Electronics in July 2004 for use of the “Philips” name. Under the agreement, we will make monthly payments in the aggregate amount per year of 0.1% of our sales starting in 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. Philips Electronics has the right to terminate this agreement if the ownership interest of Philips Electronics in us falls below 25%.

Transactions with Directors and Officers

Certain of our directors and executive officers also serve as executive officers of companies with which we do business. None of our directors or executive officers has or had any interest in any of our business transactions that are or were unusual in their nature or conditions or significant to our business.

Item 7C. Interest of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-27.

Legal Proceedings

On August 29, 2002, we filed a complaint in the Unites States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We are seeking, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. We also filed a complaint in the United States District Court for the Central District of California against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co., Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. These several claims were subsequently consolidated into one lawsuit. Currently the matter is in the discovery stage. On May 24, 2004, we sought declaratory relief in the United States District Court for the District of Massachusetts to determine the ownership of certain of those six patents. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. On August 3, 2004, we demanded arbitration of the counter-claims filed by Chunghwa Picture Tubes. The arbitration proceedings are currently in progress before the American Arbitration Association.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Co. and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear mountable liquid crystal display devices. We are seeking damages for past infringement and an injunction against future infringement. We also filed a parallel complaint with the Patents County Court in the United Kingdom claiming infringement on one of our U.K. patents relating to the same technology. Tatung Co. is a major shareholder in Chunghwa Picture Tubes.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of their U.S. patents relating to flat panel display mounting systems.

75

We are involved from time to time in certain routine legal actions incidental to our business. However, except for the ongoing legal proceedings described above relating to our intellectual property rights, we are not currently involved in any material litigation or other proceedings the outcome of which we believe might, individually or taken as a whole, adversely affect our results of operations or financial condition. In addition, except as described above, we are not aware of any other material pending or threatened litigation against us.

Dividends

Annual dividends paid on our common stock must be approved by our shareholders at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. In addition to our annual dividends, our board of directors is authorized to declare and distribute interim dividends under our articles of incorporation. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

Holders of our ADSs will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

On March 8, 2000, we declared a cash dividend of (Won)221.9 billion to our shareholders. On August 14, 2000, we declared an interim cash dividend of (Won)200.0 billion, and on March 21, 2001, we declared a cash dividend of (Won)179.0 billion to our shareholders. We have not declared or paid any dividends since 2001.

Item 8B. Significant Changes

Not applicable

Item 9. THE OFFER AND LISTING

Item 9A. Offering and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2004, 325,315,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2004, 38,287,928 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Korea Exchange					New York Stock Exchange
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in thousands of shares)
2004
Third Quarter
July	(Won)	33,800	(Won)	32,750	902	US$	14.45	US$	14.05	2,364
August		37,900		31,800	466		15.85		13.75	796
September		35,500		32,900	345		15.50		14.29	334
Fourth Quarter
October		38,000		31,200	488		16.26		13.53	587
November		37,400		30,000	451		17.35		13.33	847
December		39,700		34,450	356		18.18		16.40	526

2005
First Quarter
January		45,500		36,000	637		21.60		16.85	660
February		45,900		42,200	577		21.90		20.82	402
March		44,200		40,300	683		21.78		19.68	297
Second Quarter
April (through April 7)		47,400		45,850	1,339		23.78		22.60	465

Source:	Korea Exchange; New York Stock Exchange.

Item 9B. Plan of Distribution

Not applicable

Item 9C. Markets

The Korea Exchange

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. The Stock Market Division of the Korea Exchange (formerly the Korea Stock Exchange) has a single trading floor located in Seoul. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ.

As of December 31, 2004, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)412.6 trillion. The average daily trading volume of equity securities for 2004 was approximately 372.9 million shares with an average transaction value of (Won)2,232.1 billion.

The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

The government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every ten seconds, which is an index of all equity securities listed on the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

	Opening	High	Low	Closing
1979	131.28	131.28	104.38	118.97
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005 (through April 7)	893.71	1,022.79	870.84	988.90

Source: The Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

78

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To (Won)
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agricultural and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10E. Taxation—Korean Taxation.”

The number of companies listed on the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period				Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)	Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	$4,223	10,565	(Won)	8,708	$12,427
1982	334		3,001	4,012	9,704		6,667	8,914
1983	328		3,490	4,361	9,325		5,941	7,425
1984	336		5,149	6,207	14,847		10,642	12,829
1985	342		6,570	7,362	18,925		12,315	13,798
1986	355		11,994	13,863	31,755		32,870	37,991
1987	389		26,172	32,884	20,353		70,185	88,183
1988	502		64,544	93,895	10,367		198,364	288,571
1989	626		95,477	140,119	11,757		280,967	412,338
1990	669		79,020	109,872	10,866		183,692	255,412
1991	686		73,118	95,541	14,022		214,263	279,973
1992	688		84,712	107,027	24,028		308,246	389,445
1993	693		112,665	138,870	35,130		574,048	707,566
1994	699		151,217	190,762	36,862		776,257	979,257
1995	721		141,151	181,943	26,130		487,762	628,721
1996	760		117,370	138,490	26,571		486,834	928,418
1997	776		70,989	41,881	41,525		555,759	327,881
1998	748		137,799	114,261	97,716		660,429	547,619
1999	725		349,504	307,662	278,551		3,481,620	3,064,806
2000	704		188,042	148,415	306,163		2,602,211	2,053,837
2001	689		255,850	194,785	473,241		1,997,420	1,520,685
2002	683		258,681	216,071	857,245		3,041,595	2,540,590
2003	684		355,363	298,624	542,010		2,216,636	1,862,719
2004	683		412,588	398,597	372,895		2,232,109	2,156,419
2005 (through April 7)	688		459,590	442,765	489,440		2,746,128	2,704,479

Source: The Korea Exchange

(1)	Converted at the Federal Reserve Noon Rate on the first business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Supervisory Commission, the Korean Securities and Exchange Act and the Korean Securities and Futures Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. The Korean Securities and Futures Exchange Act regulates the operation and monitoring of the securities and futures markets.

Further Opening of the Korean Securities Market

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

80

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Exchange. Remittance and repatriation of funds in connection with foreign investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

In addition, on January 28, 2002 the Korea Exchange opened a new options market for seven stocks (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in certain securities including shares of Korean companies that are not listed on the Korea Exchange and in bonds that are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange and this securities company places a sell order with another securities company, which is a member of the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Korean Securities and Exchange Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by members of the Stock Market Division or the KOSDAQ Market Division. If a securities company which is a member of the Stock Market Division or the KOSDAQ Market Division breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification had been available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to (Won)50 million. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Item 9D. Selling Shareholders

Not applicable

Item 9E. Dilution

Not applicable

Item 9F. Expenses of the Issue

Not applicable

Item 10. ADDITIONAL INFORMATION

Item 10A. Share Capital

Not applicable

Item 10B. Memorandum and Articles of Association

Description of Capital Stock

This section provides information relating to our capital stock, including brief summaries of material provisions of our current articles of incorporation, the Korean Securities and Exchange Act and the Commercial Code of Korea. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act and the Commercial Code.

General

Currently, our authorized share capital is 400,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. Under our articles of incorporation, we are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2004, 325,315,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The shares represented by the ADSs have the same dividend rights as other outstanding shares.

Holders of preferred shares are entitled to receive dividends in priority to the holders of common shares. The amount of dividends for preferred shares is determined by our board of directors within a range of 1% to

10% of par value at the time the shares are issued, provided that if the dividend amount on the common shares exceeds that on the preferred shares, holders of preferred shares will also participate in the distribution of the excess dividend amount in the same proportion as holders of common shares. If the amount available for dividends is less than the aggregate amount of such minimum dividend, the holders of preferred shares will be entitled to receive the accumulated unpaid dividends in priority to the holders of common shares from the dividends payable in respect of the next fiscal year.

We declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. If the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. We may not pay an annual dividend unless we have set aside a legal reserve in an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Supervisory Commission regulations applicable to companies listed on the Korea Exchange require companies to set aside specified amounts as financial structure improvement reserves until the ratio of stockholders’ equity to total assets reaches 30.0%. We may not use legal reserves to pay cash dividends but may transfer amounts from legal reserves to capital stock or use legal reserves to reduce an accumulated deficit.

Also, we may pay quarterly dividends in accordance with a resolution of the board of directors to our shareholders who are registered in the shareholders’ register as of the end of March, June or September, and such quarterly dividends shall be made in cash.

Distribution of Free Shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. Free shares are shares newly issued to existing shareholders without consideration, much like stock dividends, except that in the case of free shares a portion of the reserves, as opposed to earnings, is transferred to capital. We must distribute such free shares to all of our shareholders in proportion to their existing shareholdings. We may distribute free shares when we determine that our capital surplus or legal reserves are too large relative to our paid-in capital.

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at the times and, unless otherwise provided in the Commercial Code, on the terms our board of directors may determine. All of our shareholders are generally entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. However, under the Commercial Code, we may vary the specific terms of these preemptive rights for different classes of shares without shareholder approval. To the extent that such different terms result in placing any particular class of shareholders at a disadvantage relative to other classes, a special resolution by that disadvantaged class of shareholders is necessary.

We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

Under our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders, who however will not have preemptive rights, if the new shares are, among others:

•	publicly offered pursuant to the Korean Securities and Exchange Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued to a domestic or overseas financial institution for an urgent need for funds; or

•	issued for the purpose of drawing foreign investment when we deem it necessary for our business needs.

In addition, we may issue convertible bonds or bonds with warrants, up to an aggregate face amount of (Won)1 trillion to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. As of December 31, 2004, approximately 0.5% of the outstanding shares were held by members of our employee stock ownership association.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our outstanding shares for at least six months; or

•	at the request of our audit committee.

Holders of preferred shares may request a general meeting of shareholders only after the preferred shares become entitled to vote or are enfranchised, as described under “—Voting Rights” below.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. We will use Maeil Business Newspaper and The Chosun Ilbo, published in Seoul, for public notice purposes. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders.

The place of our general meetings of shareholders is decided by our board of directors, which can be our head office or any other place within Korea.

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our articles of incorporation prohibit cumulative voting.

According to our current articles of incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company;

•	effecting our acquisition of a part of the business of any other company that has a material effect on our business; or

•	issuing any new shares at a price lower than their par value.

In general, holders of preferred shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation involving us, capital reductions or in certain other cases in which the rights or interests of the preferred shares are affected, approval of the holders of preferred shares is required. We may obtain such approval by a resolution of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of preferred shares, where the affirmative votes also represent at least one-third of our total issued and outstanding preferred shares. In addition, if we are unable to pay dividends on preferred shares as provided in our articles of incorporation, the holders of preferred shares will become enfranchised and will be entitled to exercise voting rights until those dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Shareholders may exercise their voting rights by proxy.

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the shares underlying their ADSs.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months of such request. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Exchange for the one-month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily share price on the Korea Exchange for the one-week period before the date of the adoption of the relevant board resolution. However, the Financial Supervisory Commission may adjust this price if we or 30% or more of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Register of Shareholders and Record Dates

Our transfer agent, Korea Securities Depository, maintains the register of our shareholders at its office in Seoul, Korea. It will register transfers of shares on the register of shareholders on presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months.

Business Report

At least one week before the annual general meeting of shareholders, we must make our business report and audited non-consolidated Korean GAAP financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of business reports, the audited non-consolidated Korean GAAP financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Exchange (1) a yearly report (including audited non-consolidated financial statements and audited consolidated financial statements) within 90 days after the end of our fiscal year; provided that the audited consolidated financial statements may be separately submitted within 120 calendar days of the end of the fiscal year, and (2) interim reports with respect to the three-month period, six-month period and nine-month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports will be available for public inspection at the Financial Supervisory Commission and the Korea Exchange.

Transfer of Shares

Under the Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with us. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs.

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trading companies and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Korean Foreign Exchange Controls and Securities Regulations.”

Acquisition of Shares by Us

In principle, we may not acquire our own shares except in limited circumstances, such as a reduction in capital.

Notwithstanding the foregoing restriction, we may acquire shares through purchases on the Korea Exchange or through a tender offer. We may also acquire interests in our own shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for shares purchased through such means may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of preferred shares have no preference in liquidation.

Item 10C. Material Contracts

Certain material contracts are discussed under Item 7A. above where relevant.

In addition, in February 2005, we entered into a strategic joint venture agreement with Nippon Electric Glass Co., Ltd., or NEG, to form a new company that will build a glass polishing and processing facility in the Paju industrial complex where we are building P7. We and NEG intend to make a total capital investment of (Won)36 billion in 2005 in the new joint venture company, named Paju Electric Glass Co., Ltd. We currently own 40% of the new company and we will be responsible for 40% of the total capital investment amount. Paju Electric Glass is expected to begin construction of the glass polishing and processing facility during the second quarter of 2005. The foregoing summary of the joint venture agreement with NEG does not purport to be complete and is qualified in its entirety by reference to the Joint Venture Agreement, a copy of which is filed as an exhibit to this annual report.

Item 10D. Exchange Controls

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy of Korea. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

Government Review of Issuance of ADSs

In order for us to issue ADSs outside Korea, we are required to submit a report to the Ministry of Finance and Economy or our designated foreign exchange bank (depending on the aggregate issue amount) with respect to the issuance of the ADSs. The transfer of the shares to the depositary must be reported immediately to the Governor of the Financial Supervisory Service. The depositary must report to the Governor of the Financial Supervisory Service (1) the entry into, renewal or termination of a deposit agreement with a Korean company immediately upon occurrence of such event and (2) the balance of the issued depositary receipts within 20 days from the last day of each quarter. No further governmental approval is necessary for the offering and issuance of the ADSs.

Under current Korean laws and regulations and the terms of the deposit agreement, the depositary is required to obtain our consent for the number of shares of common stock to be deposited in any given proposed deposit that exceeds the difference between:

(1) the aggregate number of shares of our common stock deposited by us for the issuance of our ADSs (including deposits in connection with the initial issuance and all subsequent offerings of our ADSs and stock dividends or other distributions related to these ADSs); and

(2) the number of shares of our common stock on deposit with the depositary at the time of such proposed deposit.

We can give no assurance that we would grant our consent, if our consent is required. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds, bonds with warrants and exchangeable bonds, which we refer to collectively as equity securities, together with the equity securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of our total outstanding equity securities, is required to report the status of the holdings to the Financial Supervisory Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding common stock (plus the equity securities of us other than common stock held by such persons) is required to be reported to the Financial Supervisory Commission and the Korea Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of equity securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order the disposal of the unreported equity securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our voting stock accounts for 10% or more of the total issued and outstanding voting stock, which we refer to as a major shareholder, must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Exchange within ten days after he/she becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided, that, a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Supervisory Commission, either by the foreigner or by his standing proxy in Korea.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares underlying our ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations, which we refer to collectively as the Investment Rules, adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares, which we refer to as converted shares, by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions.

For over-the-counter transactions of shares between foreigners outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including converted shares and shares being issued for initial listing on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment. However, the registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling such converted shares within three months from the date of acquisition of the converted shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, investment trust companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. Currently, Korea Electric Power Corporation is the only designated public corporation which has no ceiling specifically set for foreign shareholders but has set a ceiling on the acquisition of shares by a single person regardless of its nationality within 3% of the total number of shares by its articles of incorporation. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Korean Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Korean Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Korean Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Korean Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Korean Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Korean Won account with the investor’s securities company or in his Korean Won account. Funds in the investor’s Korean Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Korean Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Korean Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 10E. Taxation

The following summary is based upon the tax laws of the United States and the Republic of Korea as in effect on the date of this annual report, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary.

Taxation of Capital Gains from Transfer of Shares of Common Stock or ADSs

As a general rule, capital gains earned by non-residents upon transfer of shares of our common stock or ADSs are subject to Korean withholding tax at the lower of (1) 11% (including resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the shares or ADSs, 27.5% (including resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Exchange if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

With respect to ADSs, there are uncertainties as to whether ADSs should be viewed as securities separate from the shares of common stock underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail below. However, in either case, you may be exempt from capital gains tax under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied.

Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, according to a recent tax ruling issued in 2004 by the Korean tax authority regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it raises the question of whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. If so, exemptions afforded under Korean domestic tax law for capital gains from transfer of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfer of the underlying shares would apply. Under an applicable exemption, capital gains from transfer of ADSs would be exempt from Korean income tax under the STTCL if (1) the ADSs are listed on an overseas securities market that is similar to the Korea Exchange or KOSDAQ and (2) the transfer of ADSs is made through such securities market. We believe that the New York Stock Exchange would satisfy condition (1) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on dividend income and capital gains on transfer of shares of common stock or ADSs. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including resident surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a United States corporation, (2) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the ADSs or shares of common stock is greater than a specified amount.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADRs, the 2004 tax ruling issued by the Korean tax authority appears to hold that depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or the Nasdaq National Market is exempt from the securities transaction tax. In this regard, uncertainties remain as to whether the exemption is still afforded even if the actual transfer of ADRs is effected outside the New York Stock Exchange or the Nasdaq National Market, as long as the ADRs are listed on the New York Stock Exchange or the Nasdaq National Market. According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock, but there remained uncertainties as to whether holders of ADRs other than initial holders will not be subject to securities transaction tax when they withdraw shares of common stock upon surrendering the ADRs. However, the holding of the 2004 tax ruling referred to above seems to view the ADRs as the underlying shares of common stock at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to the deposit of shares of common stock in exchange of ADRs or withdrawal of shares of common stock upon surrender of the ADRs regardless of whether the holder is the initial holder because the transfer of ADRs by the initial holder to the subsequent holder would have already been subject to securities transaction tax under such tax ruling.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to you only if you hold the ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in your particular circumstances, including the possible application of state, local, non-U.S. or other tax laws.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of an ADS, that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

If you are not a U.S. holder (a “non-U.S. holder”), the discussion below under “—Non-U.S. Holders” will apply to you.

U.S. Holders

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common stock represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of shares or ADSs before January 1, 2009 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or other Disposition

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the ADSs, so long as you have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

Non-U.S. Holders

If you are a non-U.S. holder, any dividends received on ADSs and any gain you realize on a sale or exchange of ADSs generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service to establish that you are not a United States person. See “—U.S. Information Reporting and Backup Withholding Rules” below.

Even if you are a non-U.S. holder, you still may be subject to United States federal income taxes on any dividends received on ADSs and on any gain you realize on the sale or exchange of ADSs if you have an office, a fixed place of business, or a tax home in the United States and certain other conditions exist.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Item 10F. Dividends and Paying Agents

Not applicable

Item 10G. Statements by Experts

Not applicable

Item 10H. Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 10I. Subsidiary Information

Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various financial market risks in our ordinary course business transactions, primarily from changes in interest rates and foreign exchange rates, and we utilize derivative financial instruments to mitigate these risks. We also used various derivative instruments, principally forward contracts with maturities of one year or less, to manage our exposure associated with net asset and liability positions and cash flows denominated in foreign currencies. We have used, and intend to continue to use, these derivative financial instruments only for hedging purposes and not for speculative purposes.

Our primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, mostly denominated in U.S. dollars and Japanese yen, and foreign currency-denominated accounts payable for purchases of raw materials and equipment, primarily denominated in Japanese yen. The fair value of our financial instruments has been determined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures, as well as for working capital and other general corporate purposes. As of December 31, 2004, we had outstanding long-term debt, including current portion, in the amount of (Won)2,206.1 billion (US$2.131.3 million). We have entered into derivative transactions with regard to interest rates for our existing U.S. dollar-denominated floating rate notes. We may enter into similar arrangements in the future to manage our exposure to changes in interest rates.

We may be exposed to interest rate risks on additional debt financing that we may periodically undertake to fund capital expenditures required for our capacity expansion. Upward fluctuations in interest rates increase the cost of new debt. The interest rate that we will be able to obtain in a new debt financing will depend on market conditions at that time and may differ from the rates we have secured on our current debt.

As of December 31, 2004, we had (Won)585.1 billion (US$565.0 million) aggregate principal amount of U.S. dollar-denominated senior floating rate notes and (Won)164.7 billion (US$159.0 million) aggregate principal amount of U.S. dollar-denominated long-term loans outstanding. The interest rate on these notes and loans is set based on three-month LIBOR plus 0.6 to 1.0% and six-month LIBOR plus 1.2%, respectively. Interest rate adjustments are also made based on our debt-to-equity ratio. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is limited to our U.S. dollar-denominated senior floating rate notes and U.S. dollar-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates										Fair Value at December 31, 2004
	2005		2006		2007		2008 and thereafter		Total
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))		—	(Won)	225.7	(Won)	329.4	(Won)	883.0	(Won)	1,438.1	(Won)	1,458.5
Average interest rate				6.0%		5.1%		4.6%
Fixed rate (RMB)		—		—		—	(Won)	18.2	(Won)	18.2	(Won)	18.5
Average interest rate								5.2%
Variable rate (US$)	(Won)	213.0	(Won)	218.9	(Won)	231.3	(Won)	86.6	(Won)	749.8	(Won)	714.8
Average interest rate		3.2%		3.2%		2.9%		3.4%

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the U.S. dollar and the Japanese yen. As of December 31, 2004, we had U.S. dollar-denominated accounts receivable of US$494 million, which represented 53.4% of our total accounts receivable balance. We also had Japanese yen-denominated accounts receivable of ¥3,396 million as of December 31, 2004, which represented 3.6% of our total accounts receivable balance. In addition, as of December 31, 2004 we had Japanese yen-denominated accounts payable of ¥10,440 million, arising primarily from our purchases of raw materials and equipment from Japanese suppliers.

We enter into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2004. Based on our overall foreign currency exposure as of December 31, 2004, including derivative financial instruments, foreign currency-denominated receivables and payables and U.S.-dollar denominated senior floating rate notes, we do not believe that a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won or the Japanese yen would have a significant effect on our financial condition, results of operations or cash flows.

Beginning on May 6, 2003, we began to hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts and on our long-term sales exposure using forward contracts. Currently, US$600 million of our US$724 million aggregate principal amount of U.S. dollar-denominated long-term borrowings are hedged against foreign exchange rate and interest rate fluctuations.

Foreign Currency Forward Contracts:

Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	1,408 million
Average contractual exchange rate	(Won)	1,120.35/US$
Fair value	(Won)	115.5 billion

Contracts to sell US$/buy Japanese ¥:
Aggregate contract amount		¥22,655 million
Average contractual exchange rate		¥105.89/US$
Fair value	(Won)	8.1 billion

Foreign Currency Cross Currency Swap

Contracts to sell Korea (Won)/buy US$:
Aggregate contract amount	US$	600 million
Average contractual exchange rate	(Won)	1,122.47/US$
Fair value	(Won)	(54.1) billion

Other Risks

We are exposed to credit risk in the event of non-performance by the counterparties under our foreign currency forward contracts at maturity. In order to minimize this risk, we limit the transaction amount with any one party and continually monitor the credit quality of the counterparties to these financial instruments. We do not anticipate any material losses from these contracts, and we believe the risk of non-performance by the counterparties under these contracts is remote.

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two principal shareholders as end-brand customers, together accounted for 83.2% of our sales in 2002, 78.8% in 2003 and 77.4% in 2004. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice and ship our products to their designated system integrators based on specifications provided by the system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International. Our sales to this affiliated trading company accounted for 27.0%, 10.0% and 5.5% in 2002, 2003 and 2004, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, we are exposed to credit risks associated with these entities. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 60 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer in accordance with our internal credit guidelines. Our sales performance and review committee, which includes the chief financial officer, executive vice-president of worldwide sales and the vice-president of finance and risk management, conducts a comprehensive review of all customer credit limits at least once a year. The committee also meets periodically to review the overdue status of accounts receivable and other credit-related matters, including approval of new credit lines and adjustments to current limits. In addition, we review and monitor credit limits for certain customers on a demand basis. When the requested increase in credit line exceeds the limit set for that customer by our internal guidelines, we require credit enhancement in the form of accounts receivable insurance, factoring and letters of credit. In the absence of such arrangements, we may provide a special credit limit in accordance with our internal guidelines for additional sales in excess of the customer’s credit limit. To date we have not experienced any material problems relating to customer payments.

Inflation in Korea, which was 2.7% in 2002, 3.6% in 2003 and 3.6% in 2004, has not had a material impact on our results of operations in recent years.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Ingoo Han qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our code of ethics is available on our website at www.lgphilips-lcd.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, Samil PricewaterhouseCoopers, the member firms of PricewaterhouseCoopers, and their respective affiliates (collectively, “PricewaterhouseCoopers”), during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003		2004
	(in millions of Won)
Audit fees	(Won)	1,546	(Won)	1,528
Audit-related fees		406		1,127
Tax fees		441		672
Other fees		200		—

Total fees	(Won)	2,593	(Won)	3,327

Audit fees in the above table are the fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for the issuance of comfort letters in connection with the issuance of securities, accounting consultations as well as agreed upon procedures related to various transactions involving us and our subsidiaries.

Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax compliance services and other tax advice.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily related to Activity Based Cost accounting advisory services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2004, no fees were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 17. FINANCIAL STATEMENTS

Not applicable

Item 18. FINANCIAL STATEMENTS

Item 19. EXHIBITS

Number	Description
1.1	Articles of Incorporation (translation in English)

2.1 *	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

2.2 *	Form of Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit 3(a) to the Registrant’s Registration Statement (No. 333-117149) on Form F-6)

4.1 *	Shareholders’ Agreement between LG Electronics and Philips Electronics (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.2 *	Registration Rights Agreement between LG.Philips LCD and LG Electronics (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.3 *	Registration Rights Agreement between LG.Philips LCD and Philips Electronics (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.4	Joint Venture Agreement by LG.Philips LCD and Nippon Electric Glass Co., Ltd.

8.1 **	List of subsidiaries of LG.Philips LCD Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG.Philips LCD Co., Ltd. included in this annual report.

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles, which as described in Note 2, are generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Seoul, Korea

January 26, 2005

Samil Pricewaterhouse Cooper is the Koran member firm of Pricewaterhouse Coopers. Pricewaterhouse Coopers refer to the network of member firms of Pricewaterhouse Coopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

December 31, 2003 and 2004

(in millions of Korean won, and thousands of US dollars, except for share data)	2003		2004		(Note 3) 2004
Assets
Current assets
Cash and cash equivalents	(Won)	504,014	(Won)	1,361,239	$1,315,080
Accounts receivable, net
Trade, net		613,029		461,996	446,330
Due from affiliates		541,754		427,914	413,404
Others, net		4,984		64,407	62,223
Inventories		335,921		804,117	776,850
Deferred income taxes		11,617		7,743	7,480
Prepaid expense		23,197		30,233	29,208
Prepaid value added tax		90,085		95,240	92,010
Other current assets		21,695		146,040	141,088

Total current assets		2,146,296		3,398,929	3,283,673

Long-term prepaid expenses		35,063		49,648	47,964
Property, plant and equipment, net		3,974,315		6,563,977	6,341,394
Deferred income taxes		130,654		178,450	172,399
Intangibles, net		29,260		37,435	36,166
Other assets		27,399		34,062	32,906

Total assets	(Won)	6,342,987	(Won)	10,262,501	$9,914,502

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	159,189	(Won)	483,220	$466,834
Current portion of long-term debt		466,486		212,992	205,769
Trade accounts and notes payable
Trade		305,464		490,524	473,890
Due to affiliates		98,058		92,593	89,453
Other accounts payable
Others		323,714		439,210	424,316
Due to affiliates		699,712		576,708	557,152
Accrued expenses		106,608		119,864	115,799
Income taxes payables		41,406		76,812	74,207
Other current liabilities		51,613		82,162	79,378

Total current liabilities		2,252,250		2,574,085	2,486,798

Long-term debt, net of current portion		1,318,581		1,993,151	1,925,564
Accrued severance benefits, net		20,965		31,964	30,880

Total liabilities		3,591,796		4,599,200	4,443,242

Commitments and contingencies (Note 15)

Stockholders’ equity
Capital stock
Common stock: (Won)5,000 par value; authorized 400 million shares; issued and outstanding 290 and 325 million shares at December 31, 2003 and December 31, 2004		1,450,000		1,626,579	1,571,422
Capital Surplus		—		1,001,940	967,964
Retained earnings		1,297,355		3,001,042	2,899,277
Accumulated other comprehensive income		3,836		33,740	32,597

Total stockholders’ equity		2,751,191		5,663,301	5,471,260

Total liabilities and stockholders’ equity	(Won)	6,342,987	(Won)	10,262,501	$9,914,502

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

Years ended December 31, 2002, 2003 and 2004

(in millions of Korean won, and thousands of US dollars, except for share amount)	2002		2003		2004		(Note 3) 2004
Sales
Related parties	(Won)	1,795,011	(Won)	2,749,696	(Won)	3,342,602	$3,229,255
Others		1,771,723		3,348,658		4,982,192	4,813,247

		3,566,734		6,098,354		8,324,794	8,042,502

Cost of sales		3,139,012		4,741,592		6,246,240	6,034,431

Gross profit		427,722		1,356,762		2,078,554	2,008,071

Selling, general and administrative expenses		129,045		234,519		318,449	307,650

Operating income		298,677		1,122,243		1,760,105	1,700,421

Other income (expense)
Interest income		3,603		6,393		19,964	19,287
Interest expense		(62,295)		(83,619)		(58,049)	(56,081)
Foreign exchange gain, net		119,827		15,015		19,125	18,476
Others, net		6,254		1,045		673	650

Total other income (expense)		67,389		(61,166)		(18,287)	(17,668)

Income before income tax expense		366,066		1,061,077		1,741,818	1,682,753

Income tax expense		17,956		54,574		38,131	36,838

Net income	(Won)	348,110	(Won)	1,006,503	(Won)	1,703,687	$1,645,915

Net income per common share
Basic	(Won)	1,200	(Won)	3,471	(Won)	5,586	$5.39
Diluted	(Won)	1,200	(Won)	3,471	(Won)	5,586	$5.39

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002, 2003 and 2004

	Common Stock			Capital Surplus				Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean won)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2001	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	(57,258)		418	(Won)	1,393,160

Comprehensive income :
Net income									348,110				348,110
Cumulative translation adjustment											(1,486)		(1,486)

Total comprehensive income													346,624

Balance as of December 31, 2002	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	290,852	(Won)	(1,068)	(Won)	1,739,784

Comprehensive income :
Net income									1,006,503				1,006,503
Cumulative translation adjustment											1,198		1,198
Net unrealized gains on derivative, net of tax											3,706		3,706

Total comprehensive income													1,011,407

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Issuance of Common Stock	35,315,700		176,579		1,012,271								1,188,850
Unearned Compensation							(11,923)						(11,923)
Stock compensation expense							1,592						1,592
Comprehensive income :
Net income									1,703,687				1,703,687
Cumulative translation adjustment											(13,249)		(13,249)
Net unrealized gains on derivative, net of tax											43,153		43,153

Total comprehensive income													1,733,591

Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Total
(in thousands of US dollars) (Note 3)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2003	290,000,000		$1,400,831		$—		$—		$1,253,362		$3,706		$2,657,899

Issuance of Common Stock	35,315,700		170,591		977,945								1,148,536
Unearned Compensation							(11,519)						(11,519)
Stock compensation expense							1,538						1,538
Comprehensive income :
Net income									1,645,915				1,645,915
Cumulative translation adjustment											(12,800)		(12,800)
Net unrealized gains on derivative, net of tax											41,691		41,691

Total comprehensive income													1,674,806

Balance as of December 31, 2004	325,315,700		$1,571,422		$977,945		$(9,981)		$2,899,277		$32,597		$5,471,260

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004

(in millions of Korean won, and thousands of US dollars)	2002		2003		2004		(Note 3) 2004
Net income	(Won)	348,110	(Won)	1,006,503	(Won)	1,703,687	$1,645,915

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		948,789		956,997		1,224,118	1,182,608
Provision for severance benefits		15,429		19,950		32,584	31,479
Foreign exchange loss (gain), net		(78,871)		3,805		(101,776)	(98,325)
Amortization of intangible assets		4,935		5,406		6,405	6,188
Loss on extinguishment of long-term debt		—		1,279		—	—
Loss on disposal of property, plant and equipment		2,268		36		3,281	3,170
Amortization of debt issuance cost		3,969		4,222		4,453	4,302
Decrease (increase) in deferred income taxes assets, net		16,645		11,786		(43,923)	(42,434)
Others, net		2,460		16,812		(4,365)	(4,217)

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(156,185)		(607,480)		204,970	198,020
(Increase) decrease in inventories		(146,544)		62,288		(468,196)	(452,319)
(Increase) decrease in prepaid expense		(17,786)		6,554		6,443	6,225
(Increase) in prepaid value added tax		(13,654)		(69,533)		(5,155)	(4,980)
(Increase) decrease in other current assets		(3,092)		9,552		(63,493)	(61,340)
Increase in trade accounts and notes payable		86,022		152,743		181,421	175,269
Increase in other accounts payable		57,645		14,286		58,625	56,637
Increase in accrued expenses		1,549		66,472		13,635	13,173
(Decrease) increase in other current liabilities		(18,335)		10,161		(9,773)	(9,442)

Net cash provided by operating activities		1,053,354		1,671,839		2,742,941	2,649,929

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(813,056)		(1,186,909)		(2,346,297)	(2,266,735)
Purchase from others		(303,885)		(251,321)		(1,539,353)	(1,487,154)
Proceeds from sales of property, plant and equipment		311		3,450		6,156	5,947
Acquisition of intangible assets		(176)		(5,204)		(7,884)	(7,617)
Others, net		(9,268)		(12,715)		(5,380)	(5,196)

Net cash used in investing activities		(1,126,074)		(1,452,699)		(3,892,758)	(3,760,755)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		(38,647)		(114,878)		324,032	313,044
Proceeds from issuance of long-term debt		283,740		832,573		968,802	935,950
Repayment on long-term debt		(144,242)		(496,072)		(467,202)	(451,359)
Repayment of capital lease obligation		(9,547)		—		—	—
Payment of debt issuance cost		(915)		(6,846)		(5,716)	(5,522)
Proceeds from issuance of common stock		—		—		1,229,133	1,187,453
Payment of stock issuance cost		—		—		(40,283)	(38,917)

Net cash provided by financing activities		90,389		214,777		2,008,766	1,940,649

Effect of exchange rate changes on cash and cash equivalents		(107)		(209)		(1,724)	(1,666)

Net increase in cash and cash equivalents		17,562		433,708		857,225	828,157

Cash and cash equivalents:
Beginning of year		52,744		70,306		504,014	486,923

End of year	(Won)	70,306	(Won)	504,014	(Won)	1,361,239	$1,315,080

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

1. Organization and Nature of Business

LG.Philips LCD Co., Ltd. is a manufacturer and supplier of Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) to Original Equipment Manufacturers (“OEMs”) and multinational corporations.

The accompanying consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. (“LPL”) and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”).

Formation

LG. Philips LCD Co., Ltd. was incorporated in 1985 in the Republic of Korea under the original name of LG Soft, Ltd. and until December 31, 1998 was entirely devoted to the development and marketing of software.

As part of a restructuring of the LG Group of companies, LG Soft, Ltd. changed its name to LG LCD Co., Ltd. in November 1998 and subsequently in December 1998, LG LCD Co., Ltd. acquired the assets and liabilities of the TFT-LCD businesses of LG Electronics Inc. (“LGE”) and LG Semicon Inc. (“LGS”). The transfer of assets and liabilities from LGE to LG LCD Co., Ltd. was recorded at historical book values as LG LCD Co. Ltd. was a 100% owned subsidiary of LGE. The assets and liabilities of LGS were transferred to LG LCD Co. Ltd. at fair value based on an independent valuation.

On July 26th, 1999, Koninklijke Philips Electronics N.V. (“Philips”) and LGE entered into a joint venture agreement. Effective August 27, 1999 LG LCD Co., Ltd. changed its name to LG. Philips LCD Co., Ltd. and on August 31, 1999 LG.Philips LCD Co., Ltd. issued a total of 145,000,000 previously unissued shares of common stock to Philips in exchange for a contribution of approximately (Won)1,127,000 million to LGE and (Won)725,000 million directly to the Company.

In July 2004, pursuant to a Securities Registration Statement filed on July 16, 2004 with the Korea Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand ((Won)871,753 million). In September 2004, pursuant to the underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand ((Won)59,300 million).

As of December 31, 2004, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	145,000,000	44.57
Koninklijke Philips Electronics N. V.	145,000,000	44.57
Others	35,315,700	10.86

	325,315,700	100.00

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

The Company’s subsidiaries are as follow:

	Country of Incorporation	Percentage of Ownership (%)
Subsidiaries		2002	2003	2004
LG.Philips LCD America, Inc.	US	100	100	100
LG.Philips LCD Japan Co., Ltd.	Japan	100	100	100
LG.Philips LCD Germany GmbH	Germany	100	100	100
LG.Philips LCD Taiwan Co., Ltd.	Taiwan	100	100	100
LG.Philips LCD Nanjing Co., Ltd.	China	100	100	100
LG.Philips LCD Hong Kong Co., Ltd.	China	—	100	100
LG.Philips LCD Shanghai Co., Ltd.	China	—	100	100

2. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. and its majority-owned subsidiaries. All significant intercompany transactions and balances with the consolidated subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for uncollectable accounts receivables, warranty accrual and deferred tax valuation allowance. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Translation of Foreign Currencies

The financial position and results of operations of the Company’s subsidiary in Nanjing, China are measured using the Chinese Renminbi as its functional currency, the other overseas subsidiaries use the US dollar, and the Korean parent company uses the Korean Won as its functional currency. The financial statements of these subsidiaries are translated to Korean Won using the current exchange rate method. All the assets and liabilities are translated to Korean Won at the end-of-period exchange rates. Capital accounts are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in other comprehensive income of stockholders’ equity. Foreign currency transaction gains and losses are included as a component of other income (expense).

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term bonds which are readily convertible into known amounts of cash and have an original maturity of three months or less.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Accounts Receivable Securitization

The Company has an accounts receivable securitization program whereby the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. The Company accounts for the program under the FASB’s Statement of Financial Accounting Standards No.140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. The gain or loss on sales of receivables is determined at the date of transfer based upon the relative fair value of the assets sold and the interests retained. The Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions, including collection period and discount rates.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts receivable based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are valued at the lower of cost or market, with cost being determined on an average-cost basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on a moving-average cost basis.

Lease Transactions

Assets leased under capital leases are recorded at cost as property, plant and equipment and depreciated on a straight-line method over their estimated useful lives. In addition, aggregate lease payments are recorded as obligations under capital leases, net of accrued interest as determined by the total lease payments in excess of the cost of the leased machinery and equipment. Accrued interest is amortized over the lease period using the effective-interest rate method.

Tools, furniture and fixtures acquired under operating lease agreements are not included in property, plant and equipment. Rather, the related lease rentals are charged to expense when incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives.

Buildings	20 ~ 40 years
Machinery, equipment and vehicles	4 ~ 8 years
Tools, furniture and fixtures	3 ~ 5 years

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)71,742 million, (Won)91,524 million and (Won)95,553 million for the years ended December 31, 2002, 2003 and 2004, respectively, of which, approximately (Won)9,447 million, (Won)7,905 million and (Won)37,504 million, respectively, was capitalized.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Intangible Assets

Intangible assets, comprising intellectual property rights (including patents and technology related to the TFT production process and the like), privileges for the industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

Intellectual property rights	5 ~ 10 years
Privilege for industrial water facilities	10 years
Purchased software	4 years
Others	10 years

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate undiscounted future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

Accrued Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based on the net change in the accrued severance benefits payable at the balance sheet date, plus the actual payments made during the year.

The contributions to the national pension fund made under the National Pension Plan and the severance insurance deposit are deducted from accrued severance benefit liabilities. Contributed amounts are refunded from the National Pension Plan and the insurance company to employees on their retirement.

Revenue Recognition

Revenues from the sale of the Company’s products are recognized when : i) persuasive evidence of an arrangement exists, ii) delivery has occurred to the customers, iii) the sales price to the customer is fixed or determinable and iv) collectibility is reasonably assured.

The Company generally enters into long term formal master sales agreements with its significant customers. Under the terms of these agreements, the Company does not offer any form of price protection or a returns policy, however the Company provides basic limited warranties with its products.

For domestic customers, title transfer of the Company’s product and risk of loss generally occurs on delivery and acceptance at the customers’ premises, at which point revenue is recognized. For overseas customers, the Company dispatches goods by common carrier, whereby risk of loss and the transfer of title to the customer occurs at the point of shipping and these revenues are recognized as the goods are shipped.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)117,613 million, (Won)171,387 million and (Won)255,327 million during the years ended December 31, 2002, 2003 and 2004, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)11,685 million, (Won)8,987 million and (Won)11,078 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2002, 2003 and 2004, amounted to (Won)29,412 million, (Won)66,900 million and (Won)94,559 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 amounted to (Won)3,656 million, (Won)1,697 million and (Won)5,524 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities created by temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations about the need for a valuation allowance, are recognized for the amount carried forward.

Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities in the balance sheet at their fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a cash flow hedge.

At the time the company designates a hedging relationship, it defines the method it will use to assess the hedge’s effectiveness in achieving offsetting changes in fair value or offsetting cash flows attributable to the risk being hedged.

The Company formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. The Company links all hedges that are designated as cash flow hedges to the specific forecasted

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

transaction. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting.

The derivatives designated as cash flow hedges include foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated cash flow from expected transactions in foreign currency.

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

The derivatives designated for trading comprise cross-currency swap contracts and foreign exchange forward contracts. Such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income (expense) as foreign exchange gain (loss).

Deferred Bond Issuance Costs

Costs that are directly related to the issuance of bonds are capitalized and amortized over the term of the debt using the effective interest rate method.

Warranty Reserve

The Company records warranty liabilities for the estimated costs that may be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, the Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of cash and cash equivalents, time deposits, trade and notes receivable, short-term borrowings, notes and accounts payable and accrued and other liabilities, approximate fair value, due to their short term maturities. The Company estimates the fair values of its long-term debt, including the current portion, based on either the market value or the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities. The fair values of derivative instruments are estimated based on market quotations.

Recent Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs—an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised), “Share Based Payment”, that requires companies to expense the value of employee stock options and similar awards for interim and annual periods beginning after June 15, 2005 and applies to all outstanding and unvested stock-based awards at a company’s adoption date. The Company is evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

On December 16, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in the second quarter of fiscal 2006. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,035.1 : US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

4. Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean won)	2003		2004
Trade	(Won)	624,668	(Won)	465,066
Due from LG group companies and Philips affiliates		541,754		427,914
Others		5,377		64,755

		1,171,799		957,735
Allowance for doubtful accounts		(12,032)		(3,418)

	(Won)	1,159,767	(Won)	954,317

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Trade accounts pledged as collateral related to short-term borrowings as of December 31, 2003 amounted to approximately (Won)15,150 million (US$12,686 thousand).

Trade bills to overseas subsidiaries negotiated through banks but not yet matured, which were recorded as short-term borrowings as of December 31, 2003 and 2004 amounted to approximately (Won)102,841 million (US$86,109 thousand) and (Won)410,824 million (US$369,339 thousand and JP¥2,808,387 thousand), respectively.

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest in up to US$300 million in eligible accounts receivables of four subsidiaries, including LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively, which are consolidated by ABN AMRO Bank. The Company continues servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates. Accordingly, no servicing asset or liability has been recorded.

The Program qualifies for sale treatment under SFAS 140. As of December 31, 2004, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)305,203 million, of which the Company’s subordinated retained interest was (Won)59,324 million. Accordingly, (Won)245,879 million of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at December 31, 2004. Losses recognized on the sale of accounts receivable totaled approximately (Won)3,906 million in the year ended December 31, 2004. This cost is primarily related to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues and various program and facility fees associated with the Program. This cost is included in the accompanying consolidated statement of income under the caption selling, general and administrative expenses.

The Company measures the fair value of its retained interests at the time of a securitization and throughout the term of the Program using a present value model incorporating two key assumptions: (1) a weighted average life of 65 days and (2) a discount rate of 4.11 % per annum. At December 31, 2004, this retained interest is included in the accounts receivables balance reflected in the consolidated balance sheet, at fair value of the Company’s retained interest, which approximates book value due to a short average collection cycle for such accounts receivables and the Company’s collection history.

5. Inventories

Inventories comprise the following at December 31:

(in millions of Korean won)	2003		2004
Finished products	(Won)	122,263	(Won)	511,008
Work in process		88,744		124,356
Raw materials		124,914		168,753

	(Won)	335,921	(Won)	804,117

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

6. Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the year ended December 31, 2002, there were no derivatives designated as cash flow hedges, and during the years ended December 31, 2003 and 2004, five and thirteen foreign currency forward contracts were designated as cash flow hedges, respectively. During the years ended December 31, 2003 and 2004, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)4,352 million and (Won)55,287 million, were recorded in other comprehensive income. The deferred gains of (Won)55,287 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the years ended December 31, 2002, 2003 and 2004, the Company recorded realized exchange gains of (Won)37,446 million, (Won)40,978 million and (Won)80,306 million and realized exchange losses of (Won)7,753 million, (Won)16,648 million and (Won)51,597 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the years ended December 31, 2002, 2003 and 2004, the Company recorded unrealized gains of (Won)11,289 million, (Won)9,314 million and (Won)68,298 million and unrealized losses of (Won)125 million, (Won)10,662 million and (Won)54,142 million, respectively, relating to these derivative contracts designated for trading.

7. Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31 :

(in millions of Korean won)	2003		2004
Land	(Won)	87,130	(Won)	313,053
Buildings		826,063		1,216,471
Machinery, equipment and vehicles		5,404,314		7,822,364
Tools, furniture and fixtures		258,647		335,180
Machinery-in-transit		30,523		705,906
Construction-in-progress		992,661		956,642

		7,599,338		11,349,616
Accumulated depreciation		(3,625,023)		(4,785,639)

Property, plant and equipment, net	(Won)	3,974,315	(Won)	6,563,977

Operating Leases

Rental expenses of certain machinery and equipment held under operating leases for the years ended December 31, 2002, 2003 and 2004 were (Won)780 million, (Won)673 million and (Won)1,304 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2004 are as follows:

(in millions of Korean won)
For the years ended December 31,
2005	(Won)	1,406
2006		1,000
2007		122
2008		25
2009		—

Total minimum future rentals	(Won)	2,553

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

8. Intangible Assets

Intangible assets comprised the following at December 31:

	2003
(In millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	24,641	(Won)	14,384	(Won)	5,844	(Won)	683	(Won)	45,552
Accumulated amortization		(7,937)		(6,243)		(1,557)		(555)		(16,292)

Intangible assets, net	(Won)	16,704	(Won)	8,141	(Won)	4,287	(Won)	128	(Won)	29,260

	2004
(In millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	27,909	(Won)	19,080	(Won)	12,305	(Won)	838	(Won)	60,132
Accumulated amortization		(10,412)		(9,295)		(2,412)		(578)		(22,697)

Intangible assets, net	(Won)	17,497	(Won)	9,785	(Won)	9,893	(Won)	260	(Won)	37,435

Amortization expense for the years ended December 31, 2002, 2003 and 2004 amounted to (Won)4,935 million, (Won)5,406 million and (Won)6,405 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean won)
For the years ended December 31,
2005	(Won)	6,393
2006		5,092
2007		5,092
2008		5,092
2009		4,329

9. Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean won)	2003		2004
Loans, principally from banks:
with weighted-average interest rate of 1.80%	(Won)	159,189	(Won)	—
with weighted-average interest rate of 3.40%		—		483,220

	(Won)	159,189	(Won)	483,220

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

10. Long-Term Debt

Long-term debt comprise the following at December 31:

(in millions of Korean won)	2003		2004
Won denominated Loans:
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rate of 5.9% per annum	(Won)	58,700	(Won)	58,700
Unsecured loans, representing obligation principally to banks:
Due 2006 to 2009 with interest rate of 6.1% per annum		—		59,100
Unsecured bond with interest rate ranging from 5.0% to 7.0%, due 2004 to 2008, net of unamortized discount		1,026,367		—
Unsecured bond with interest rate ranging from 3.5 % to 6.0%, due 2006 to 2009, net of unamortized discount		—		1,320,317

		1,085,067		1,438,117

U.S. Dollar denominated Loans:
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2008 with interest rate ranging from 1.6% to 1.9% per annum		40,647		—
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2009 with interest ranging from 3.2% to 3.3% per annum		—		78,706
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2006 with interest rate of 3M Libor+1.2% per annum		41,801		—
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2006 with interest rate of 3M Libor+1.0% per annum		—		36,246
Unsecured loans, representing obligations principally to banks:		—		49,709
Due 2007 to 2010 with interest rate of 6M Libor+1.2% per annum
Unsecured bond with interest rate of 6M Libor +1.1%, due 2004, net of unamortized discount		167,202		—
Unsecured bond with interest rate of 3M Libor+1.2%, due 2005 to 2006		241,249		—
Unsecured bond with interest rate of 3M Libor+1.0%, due 2005 to 2006		—		209,191
Unsecured Term Notes with interest rate of 3M Libor+1.2%, due 2005 to 2006		194,671		—
Unsecured Term Notes with interest rate of 3M Libor+1.0%, due 2005 to 2006		—		168,803
Unsecured bond with interest rate of 3M Libor+0.6%, due 2007		—		207,120

		685,570		749,775

Chinese Renminbi denominated Loans:
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 5.0% per annum		14,430		—
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate ranging from 5.0% to 5.5% per annum		—		18,251

Less: Current portion		(466,486)		(212,992)

	(Won)	1,318,581	(Won)	1,993,151

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Unsecured long-term debts are subject to various restrictive covenants. Typically, these covenants include restrictions on the debt to equity ratio, debt coverage ratio, interest coverage ratio, total debt limits, earnings before interest, tax and depreciation requirements and other similar financial ratios. The Company was in compliance with these financial covenants during all periods presented.

The aggregate annual maturities of long-term debt outstanding as of December 31, 2004 were as follows:

(in millions of Korean won)	Won denominated Loans		US Dollar denominated Loans		Chinese Renminbi denominated Loans		Total
For the years ending December 31,
2006	(Won)	229,417	(Won)	218,864	(Won)	—	(Won)	448,281
2007		339,266		231,291		—		570,557
2008		289,267		42,439		18,251		349,957
2009		609,850		31,762		—		641,612
2010		—		12,427		—		12,427

	(Won)	1,467,800	(Won)	536,783	(Won)	18,251	(Won)	2,022,834

11. Accrued Severance Benefits

Accrued severance benefits were as follows as of December 31:

(in millions of Korean won)	2003		2004
Balance at beginning of year	(Won)	43,532	(Won)	56,558
Provisions for severance benefits		21,544		32,584
Transferred from affiliated companies		1,680		1,130
Actual severance payments		(10,198)		(8,291)

		56,558		81,981

Cumulative Deposits to National Pension Fund		(813)		(737)
Balance of the severance insurance deposits		(34,780)		(49,280)

Balance at end of year	(Won)	20,965	(Won)	31,964

The severance benefits are funded approximately 61% and 60% as of December 31, 2003 and 2004, respectively, through severance insurance deposits for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., Lucky Life Insurance Co., Ltd. and Daehan Life Insurance Co., Ltd. for the years ended December 31, 2003 and 2004 and these deposits accumulated interest at an average rate of 4.8% and 4.3%, for Kyobo Life Insurance Co., Ltd., 4.4% and 4.3%, for Lucky Life Insurance Co., Ltd. and 4.8% and 4.3%, for Daehan Life Insurance Co., Ltd. for the years ended December 31, 2003 and 2004, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean won)
For the years ended December 31,
2005	(Won)	—
2006		—
2007		115
2008		86
2009		49
2010		202
2011		813
2012		1,763
2013		2,052
2014		2,930

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

12. Income Taxes

Income before income taxes and tax provision comprises the following :

(in millions of Korean won)	2002		2003		2004
Income before income taxes :
Domestic	(Won)	360,083	(Won)	1,051,579	(Won)	1,693,182
Foreign subsidiaries		5,983		9,498		48,636

	(Won)	366,066	(Won)	1,061,077	(Won)	1,741,818

Income taxes-Current :
Domestic	(Won)	—	(Won)	40,238	(Won)	85,838
Foreign subsidiaries		1,312		3,196		3,997

		1,312		43,434		89,835

Income taxes-Deferred :
Domestic		15,285		12,022		(52,583)
Foreign subsidiaries		1,359		(882)		879

		16,644		11,140		(51,704)

Total income taxes	(Won)	17,956	(Won)	54,574	(Won)	38,131

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2003 and 2004 are as follows:

(in millions of Korean won)	2003		2004
Current deferred income tax asset
Accounts receivable	(Won)	5,701	(Won)	2,170
Inventories		7,809		6,976
Others		(1,247)		7,024

Net deferred income tax assets, including other comprehensive income related deferred tax asset		12,263		16,170
Less: Other comprehensive income related deferred tax assets		(646)		(8,427)

Current deferred income tax asset	(Won)	11,617	(Won)	7,743

Non-Current
Intangible asset	(Won)	34,462	(Won)	30,179
Tax credit carryforward		92,514		137,828
Long term loan and debenture		(1,768)		(706)
Property, plant and equipment		2,726		11,857
Others		2,720		(708)

Non-Current deferred income tax asset	(Won)	130,654	(Won)	178,450

As of December 31, 2004, the Company has available unused investment tax credits of (Won)137,828 million, which may be applied against future income tax amounts through 2009.

Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2003 and 2004.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008.

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2002, 2003 and 2004 are as follows:

(in millions, except for per share amount)	2002		2003		2004
Benefit from tax exemption	(Won)	54,361	(Won)	153,587	(Won)	239,605
Weighted-average number of common shares outstanding		290		290		305

Effect per share (Korean Won)	(Won)	187	(Won)	529	(Won)	785

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2002. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003. Accordingly, deferred income taxes as of December 31, 2003 and 2004 were calculated based on the enacted rate of 27.5%.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent for the years ended December 31, 2002, 2003 and 2004 as follows:

(in millions of Korean won)	2002		2003		2004
Taxes at Korean statutory tax rate	(Won)	108,721	(Won)	315,140	(Won)	517,320
Income tax exemption		(54,361)		(153,587)		(239,605)
Income tax credits		(38,793)		(109,706)		(224,687)
Change in foreigner’s equity interest		—		—		(17,957)
Foreign tax differential		1,782		376		1,815
Nondeductible items		299		277		523
Change in statutory tax rate		—		1,610		—
Others		308		464		722

Total income tax provision	(Won)	17,956	(Won)	54,574	(Won)	38,131

13. Stockholder’s Equity

Common Stock

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004. The number of issued common shares as of December 31, 2003 and 2004 are 290,000,000 and 325,315,700, respectively. These financial statements retroactively reflect the impact of the stock split.

In July 2004, pursuant to a Securities Registration Statement filed on July 16, 2004 with the Korea Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$748,800 thousands.

In September 2004, pursuant to the underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$51,471 thousands.

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facilities in Korea.

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the twelve month period ended December 31, 2004, the Company recorded compensation expense of (Won)1,592 million.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean won)	2003		2004
Appropriated retained earnings:
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		—		—
Unappropriated retained earnings :		1,237,269		2,940,956

	(Won)	1,297,355	(Won)	3,001,042

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve an amount equal to a minimum of 10% of its cash dividends until such reserve equals 50% of its capital stock. The reserve is not available for dividends but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders.

Pursuant to the Special Tax Treatment Control Law, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law was amended and this reserve is available for payment of cash dividends.

14. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.

Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company does not have any potentially dilutive common shares. Therefore, earnings per share is the same as diluted earnings per share.

Earnings per share for the years ended December 31, 2002, 2003 and 2004 is calculated as follows:

(In millions, except for per share amount)	2002		2003		2004
Net income as reported on the income statements	(Won)	348,110	(Won)	1,006,503	(Won)	1,703,687
Weighted-average number of common shares outstanding[1]		290		290		305

Earnings per share	(Won)	1,200	(Won)	3,471	(Won)	5,586

[1]	For the year ended December 31, 2004, 35,316 thousand shares of common stock upon the issuance were included in the computation of weighted-average number of common shares outstanding.

15. Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. On May 25, 2004, the Company filed a Complaint for Declaratory Judgement of properly recorded inventorship in the United States District Court for the District of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

During 2002, the Company reached an agreement to settle an outstanding lawsuit, relating to the misuse of one of the Company’s patents, resulting in the recognition of a gain of (Won)4,647 million.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms, with automatic renewals. These agreements expired in 2004. The Company is entering into formal master agreements.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

The Company has entered into bank overdraft agreements with various banks amounting to (Won)59,000 million and has entered into a Revolving Credit Facility Agreement with Shinhan Bank and Hana Bank amounting to (Won)200,000 million, at December 31, 2004. The Company has a zero balance with respect to these facilities at December 31, 2004.

LG. Philips LCD America Co., Ltd. has entered into a line of credit agreement, up to US$10,000,000 with Comerica bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Germany GmbH are provided with repayment guarantees from UFJ Bank and ABN AMRO Bank amounting to JP¥1,000 million and GBP4 million, respectively, relating to their local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)23,483 million, (Won)38,969 million and (Won)43,726 million in the year ended December 31, 2002, 2003 and 2004, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

16. Fair Value of Financial Instruments

The estimated fair values of the Company’s other financial instruments are as follows:

	2003
(in millions of Korean won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	1,785,067	(Won)	1,698,579
Derivative instruments		3,165		3,004		3,004

	2004
(in millions of Korean Won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	2,206,143	(Won)	2,191,857
Derivative instruments		72,696		69,443		69,443

17. Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group and Philips Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of December 31, 2002, 2003 and 2004 are summarized as follows:

	2002
(in millions of Korean won)	Sales		Purchases (*)
LG Electronics Inc.	(Won)	495,904	(Won)	54,931
Philips affiliates		140,534		25,433
LG Engineering & Construction Corp.		—		230,097
LG Chem Ltd.		—		108,694
LG International Japan Ltd.		409,971		623,618
LG International HK Ltd.		457,112		—
LG MRO Co., Ltd.		195,382		8,347
LG International Singapore Ltd.		96,108		—
LG International America, Inc.		—		116,762
LG Micron Ltd.		—		28,872
Others		—		117,994

2002 Total	(Won)	1,795,011	(Won)	1,314,748

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

	2003
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,408,956	(Won)	66,013	(Won)	265,494	(Won)	23,185
Philips affiliates		603,603		37,144		167,355		1,926
LG Engineering & Construction Corp.		—		733,966		—		509,510
LG Chem Ltd.		—		243,764		—		31,710
LG International Japan Ltd.		247,619		714,648		43,131		125,152
LG International HK Ltd.		190,602		—		10,834		—
LG International America, Inc.		—		53,573		—		9,513
LG International Singapore Ltd.		171,391		—		50,168		—
LG MRO Co., Ltd.		118,689		31,595		—		8,847
LG Micron Ltd.		—		62,077		—		25,593
LG CNS Co., Ltd.		—		51,220		—		17,127
Others		8,836		144,351		4,772		45,207

2003 Total	(Won)	2,749,696	(Won)	2,138,351	(Won)	541,754	(Won)	797,770

	2004
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,607,066	(Won)	149,466	(Won)	225,342	(Won)	29,799
Philips affiliates		1,210,946		52,265		163,762		4,744
LG Engineering & Construction Corp.		—		828,844		—		351,093
LG Chem Ltd.		—		398,433		—		33,393
LG International Japan Ltd.		128,718		1,431,260		10,734		144,030
LG International HK Ltd.		281,242		11		7,196		—
LG International America, Inc.		—		168,565		—		12,328
LG International Singapore Ltd.		51,174		1		—		—
LG International Deutschland GmbH		—		52,569		—		5,337
LG MRO Co., Ltd.		—		67,977		—		13,484
LG Micron Ltd.		—		89,675		—		36,702
LG CNS Co., Ltd.		—		64,013		—		3,985
Others		63,456		148,810		20,880		34,406

2004 Total	(Won)	3,342,602	(Won)	3,451,889	(Won)	427,914	(Won)	669,301

[1]	Includes purchases of property, plant and equipment.
[2]	Includes advances received.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

18. Segment Information

The Company operates in one business segment, the manufacture and sale of TFT-LCDs.

The following is a summary of operations by country based on the location of the customer as of and for the years ended December 31, 2002, 2003 and 2004. Property, plant and equipment is based on the location of the equipment.

By Geography

(in millions of Korean won)	2002		2003		2004
Revenue from external customers:
Republic of Korea	(Won)	657,302	(Won)	977,916	(Won)	890,194
Asia		2,248,357		3,769,626		5,672,782
America		425,299		576,846		752,971
Europe		204,862		751,889		1,008,645
Others		30,914		22,077		202

Total	(Won)	3,566,734	(Won)	6,098,354	(Won)	8,324,794

Property, Plant, and Equipment:
Republic of Korea			(Won)	3,901,337	(Won)	6,402,446
Asia				72,710		160,761
Others				268		770

Total			(Won)	3,974,315	(Won)	6,563,977

During the years ended December 31, 2002, 2003 and 2004, the Company’s revenue from its three largest customers accounted for 34.8%, 41.1% and 42.9% of total revenue respectively. Sales to A Company constituted 12.4%, 13.4% and 12.5% of total revenue, for the years ended December 31, 2002, 2003 and 2004, respectively. And sales to B Company constituted 12.1%, 18.1% and 16.8% of total revenue, for the years ended December 31, 2002, 2003, and 2004, respectively. The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

The following is a summary of revenue by product for the years ended December 31, 2002, 2003 and 2004.

By Product

(in millions of Korean won)	2002		2003		2004
Panels for:
Notebook computers	(Won)	1,286,890	(Won)	1,738,994	(Won)	2,119,116
Desktop monitors		2,026,597		3,517,491		4,662,079
TFT-LCD televisions		135,682		685,925		1,162,762
Others		117,565		155,944		380,837

Total	(Won)	3,566,734	(Won)	6,098,354	(Won)	8,324,794

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

19. Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2002, 2003 and 2004 is as follows:

(in millions of Korean won)	2002		2003		2004
Cash paid during the year for:
Interest	(Won)	69,651	(Won)	75,970	(Won)	93,621
Income taxes		1,441		2,827		41,406
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment		653,421		882,839		822,288

LG. Philips LCD Co., Ltd.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

VALUATION AND QUALIFYING ACCOUNTS

(in millions of Korean Won)	Balance at beginning of period		Charged to bad debt expenses		Write-offs charged to allowance		Balance at end of period
Year ended December 31, 2002:
Allowance for doubtful accounts	(Won)	6,207	(Won)	4,913	(Won)	(—)	(Won)	11,120

Year ended December 31, 2003:
Allowance for doubtful accounts	(Won)	11,120	(Won)	974	(Won)	(62)	(Won)	12,032

Year ended December 31, 2004:
Allowance for doubtful accounts	(Won)	12,032	(Won)	(8,614)	(Won)	(—)	(Won)	3,418

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2002:
Reserve for warranty liabilities	(Won)	12,903	(Won)	7,919	(Won)	(7,537)	(Won)	13,285

Year ended December 31, 2003:
Reserve for warranty liabilities	(Won)	13,285	(Won)	18,694	(Won)	(12,199)	(Won)	19,780

Year ended December 31, 2004:
Reserve for warranty liabilities	(Won)	19,780	(Won)	13,909	(Won)	(14,472)	(Won)	19,217

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG.PHILIPS LCD CO., LTD. (Registrant)

/s/ BON JOON KOO
(Signature)
Bon Joon Koo Chief Executive Officer and Joint Representative Director
Name/Title

/s/ RON H. WIRAHADIRAKSA
(Signature)
Ron H. Wirahadiraksa Chief Financial Officer and Joint Representative Director
Name/Title

Date: April 11, 2005