Form 20-F
period 2005-12-31
LG.Philips LCD Co., Ltd.
filed 2006-06-21
CIK 1290109

As filed with the Securities and Exchange Commission on June 21, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 1-32238

LG.Philips LCD Co., Ltd.

(Exact name of Registrant as specified in its charter)

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu

Seoul, Republic of Korea 150-721

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of Common Stock	New York Stock Exchange
Common Stock, par value (Won)5,000 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

357,815,700 shares of common stock, par value (Won)5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒             Accelerated filer ☐             Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2005, which was (Won)1,010.0 = US$1.00.

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

The selected consolidated financial and operating data set forth below have been presented on a historical cost basis for all periods presented. The balance sheet data as of December 31, 2004 and 2005 and the statement of income data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes included in this annual report. These audited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated income statement data

	Year Ended December 31,
	2001	2002	2003	2004	2005	2005(9)
	(in billions of Won, except for per share data)					(in millions of US$, except for per share data)
Sales	(Won)2,338	(Won)3,567	(Won)6,098	(Won)8,325	(Won)10,076	US$	9,976
Cost of Sales	2,493	3,139	4,741	6,246	9,070		8,980
Gross profit (loss)	(155)	428	1,357	2,079	1,006		996
Selling, general and administrative expenses	111	129	235	319	528		523
Operating income (loss)	(266)	299	1,122	1,760	478		473
Other income (expense)	(96)	67	(61)	(18)	(73)		(72)
Income (loss) before income taxes	(362)	366	1,061	1,742	405		401
Provision (benefit) for income taxes	(67)	18	54	38	(137)		(135)
Net income (loss)	(295)	348	1,007	1,704	542		536
Net income (loss) per share(1)	(1,018)	1,200	3,471	5,586	1,596		2
Diluted net income (loss) per share	(1,018)	1,200	3,471	5,586	1,596		2
Dividends declared per share(2)	617	—	—	—	—		—
Number of shares as adjusted to reflect changes in capital (in millions)	290	290	290	325	358		358

Consolidated balance sheet data

	As of December 31,
	2001	2002	2003	2004	2005	2005(9)
	(in billions of Won)					(in millions of US$)
Accounts receivable, net	(Won)384	(Won)540	(Won)1,160	(Won)954	(Won)1,333	US$	1,320
Inventories	252	398	336	804	690		683
Total current assets:	725	1,079	2,146	3,399	3,847		3,809
Property, plant and equipment, net	2,927	3,259	3,974	6,564	9,234		9,143

Total assets	3,889	4,573	6,343	10,262	13,617		13,482

Short-term borrowings	313	274	159	483	309		306
Trade accounts and notes payable	165	251	404	583	694		687
Other accounts payable(3)	555	780	1,023	1,016	1,475		1,460
Long-term debt, including current portion	1,354	1,427	1,785	2,206	3,293		3,261
Long-term obligation under capital lease, including current portion	10	—	—	—	—		—

Total liabilities	2,496	2,833	3,592	4,599	6,043		5,983

Capital stock	1,450	1,450	1,450	1,627	1,789		1,771

Total stockholders’ equity	1,393	1,740	2,751	5,663	7,574		7,499

Other Financial Data

	Year Ended December 31,
	2001	2002	2003	2004	2005	2005(9)
	(in billions of Won, except for percentages)					(in millions of US$, except for percentages)
Gross margin(4)	(6.6)%	12.0%	22.3%	25.0%	10.0%		10.0%
Operating margin(5)	(11.4)%	8.4%	18.4%	21.1%	4.7%		4.7%
Net margin(6)	(12.6)%	9.8%	16.5%	20.5%	5.4%		5.4%
EBITDA(7)	(Won)391	(Won)1,382	(Won)2,106	(Won)3,014	(Won)2,223	US$	2,201
Capital expenditures	782	1,117	1,438	3,886	4,166		4,125
Depreciation and amortization(8)	680	958	966	1,235	1,761		1,743
Net cash provided by operating activities	473	1,053	1,672	2,743	2,109		2,088
Net cash used in investing activities	(804)	(1,126)	(1,453)	(3,893)	(4,198)		(4,156)
Net cash provided by (used in) financing activities	352	90	215	2,009	2,308		2,285

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004.
(2)	Dividends declared per share are calculated by dividing total dividends by the number of shares outstanding at the end of the relevant fiscal year, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004.
(3)	Other accounts payable primarily consist of accounts payable relating to the purchase of fixed assets.
(4)	Gross margin represents gross profit (loss) divided by sales.
(5)	Operating margin represents operating income (loss) divided by sales.
(6)	Net margin represents net income (loss) divided by sales.
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

	Year Ended December 31,
	2001		2002	2003	2004	2005	2005(9)
	(in billions of Won)						(in millions of US$)
Net income (loss)	(Won)	(295)	(Won)348	(Won)1,007	(Won)1,704	(Won)542	US$	536
Interest expense	78		62	84	58	108		106
Interest income	(5)		(4)	(6)	(20)	(51)		(50)
Provision (benefit) for income taxes	(67)		18	55	38	(137)		(135)
Depreciation of property, plant and equipment	675		949	957	1,224	1,748		1,731
Amortization of intangible assets	3		5	5	6	7		7
Amortization of debt issuance cost	2		4	4	4	6		6

EBITDA	(Won)391		(Won)1,382	(Won)2,106	(Won)3,014	(Won)2,223	US$	2,201

(8)	Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets and amortization of debt issuance cost.
(9)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Operating Data:
Number of panels sold by product category:
Notebook computers	7,395	9,125	13,933
Desktop monitors	11,930	15,391	23,787
Televisions	1,351	2,401	6,168
Other applications(1)	6,270	25,330	54,933

Total	26,946	52,247	98,821

	Year Ended December 31,
	2003	2004	2005	2005(2)
	(in billions of Won)			(in millions of US$)
Revenue by category:
Notebook computers	(Won)1,739	(Won)2,119	(Won)2,114	US$	2,093
Desktop monitors	3,517	4,662	4,740		4,693
Televisions	686	1,163	2,805		2,777
Other applications(1)	156	381	417		413

Total	(Won)6,098	(Won)8,325	(Won)10,076	US$	9,976

(1)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 30, 2005, which was (Won)1,010.0 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On June 19, 2006, the noon buying rate was (Won)960.9 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low
	(Korean Won per US$1.00)
2001	(Won)1,313.5	(Won)1,293.4	(Won)1,369.0	(Won)1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.7	1,059.8	997.0
October	1,043.5	1,045.9	1,059.8	1,037.3
November	1,037.4	1,040.8	1,049.0	1,034.4
December	1,010.0	1,022.4	1,036.9	1,009.0
2006 (through June 19)	960.9	962.5	1,002.9	927.4
January	958.9	981.4	1,002.9	958.9
February	970.9	969.8	976.3	962.0
March	971.4	994.7	982.0	966.8
April	942.8	952.6	970.4	939.6
May	945.3	940.8	951.5	927.4
June (through June 19)	960.9	953.1	961.8	942.7

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not applicable

Item 3C.	Reasons For the Offer and Use of Proceeds

Not applicable

Item 3D.	Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, BOE-Hydis, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Quanta Display, SVA-NEC, BOE-OT, Sharp and Hitachi. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the near future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

We and our competitors each seek to establish our own products as the industry standards. For example, in the growing large-sized television panel market, we currently manufacture 32-inch, 37-inch, 42-inch and 47-inch television panels. Other TFT-LCD manufacturers produce competitive large-sized television panels in slightly different dimensions. If our competitors’ panels become the standard market size, we may lose market share, which may have a material adverse effect on our financial condition and results of operations.

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

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. For example, the overall average selling price of our display panels, including small panel applications, decreased by 28.4% from 2002 to 2003, by 29.6% from 2003 to 2004 and by 36.0% from 2004 to 2005.

Our gross margins have also fluctuated from period to period, from 22.3% in 2003 to 25.0% in 2004 to 10.0% in 2005. Principal factors affecting our gross margins include our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp up of new fabrication facilities, and any large increases in capacity that this may create may further drive down the average selling prices of our panels, which would affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products, consumer electronics products and our other application products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

We may experience declines in the average selling prices of our display panels irrespective of cyclical fluctuations in the industry.

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies, we cannot provide assurance that we can maintain these prices in the face of market competition. For example, our gross margin declined from 25.0% in 2004 to 10.0% in 2005. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if we are unable to reduce our manufacturing costs, our profit margins will be negatively affected.

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

Problems with product quality, including defects, in our TFT-LCD panels could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced and often new technology and must meet stringent quality requirements. Products manufactured using advanced and new technology such as ours may contain undetected errors or defects, especially when first introduced. For example, our TFT-LCD panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios.

These defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver TFT-LCD panels with errors or defects, or if there is a perception that our TFT-LCD panels contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed.

Future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers who may no longer rely on us as a strategic supplier of TFT-LCD products, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including our two principal shareholders, together accounted for 78.8% of our sales in 2003, 77.4% in 2004 and 73.0% in 2005. Our top three end-brand customers together accounted for 41.1% of our sales in 2003, 42.9% in 2004 and 40.1% in 2005. In 2005, three end-brand customers, LG Electronics (excluding its purchases made as a system integrator), Dell and Koninklijke Philips Electronics N.V. (“Philips Electronics”), each contributed to 10% or more of our sales.

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

Our top ten end-brand customers accounted for 78.8% of our sales in 2003, 77.4% in 2004 and 73.0% in 2005, on an aggregate basis. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice their designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. and its subsidiaries. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Our revenues depend on continuing demand for notebook computers, desktop monitors, televisions and other application products with TFT-LCD panels. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers using our products in notebook computers, desktop monitors, televisions and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 57.7% , 56.0% and 47.0% of our total sales based on revenue in 2003, 2004 and 2005, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 28.5%, 25.5% and 21.0% of our total sales based on revenue in 2003, 2004 and 2005, respectively. A significant portion of our sales is also increasingly derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 11.2%, 14.0% and 27.8% of our total sales based on revenue in 2003, 2004 and 2005, respectively. We will continue to be dependent on the personal computer industry as well as growth in the television industry for a significant portion of our sales, and any downturn in the personal computer and television industry may result in reduced demand for our products, lower average selling prices and/or reduced margins.

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

The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

New display technologies being developed by other panel makers, such as organic light emitting diode, or OLED, which is a technology that we are also developing, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as mobile phones. In addition, alternative display technologies, such as plasma display panel, or PDP, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as in televisions, which generally command higher prices due to their larger panel sizes. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant expenditures for the expansion of existing production lines, construction of new facilities and strategic investments, such as the development of our Paju Display Cluster and construction of a new module production plant in Wroclaw, Poland.

In Paju, we built our seventh fabrication facility, or P7, in 2005. We commenced mass production at P7 in January 2006. By the second quarter of 2006, we expect that P7 will reach a production capacity of 45,000 glass sheets per month. By the end of 2006, P7 is expected to reach its initial design capacity of 90,000 input sheets per month. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion in total. Our total capital expenditure for 2005 was approximately (Won)4.4 trillion (US$4.4 billion), of which approximately (Won)3.2 trillion was attributable to capital expenditure for P7. We expect our capital expenditures for P7 to be approximately (Won)1.8 trillion in 2006. In addition, we are currently in the preliminary stage of constructing our eighth fabrication facility, or P8, in our Paju Display Cluster. Our estimated total capital expenditure for P8 remains undecided as we continue to evaluate appropriate production capacity targets for P8. We expect P8’s initial production capacity will depend on future growth trends in the TFT-LCD panel market. We also broke ground on the new module production plant in Wroclaw, Poland in June 2006. We expect production at the Polish plant to commence in the first half of 2007 at an initial production capacity of 3 million modules per year. We plan to invest a total of €429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year. We are currently expanding our module production plants in Nanjing, China. In May 2006, we also entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China.

We estimate our total capital expenditures will be approximately (Won)4.2 trillion in 2006. These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities, including P7, or to continue construction of P8 and the Polish plant.

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

The manufacturing process for TFT-LCD products is highly complex, requiring sophisticated and costly equipment that is periodically modified and updated to improve manufacturing yields and product performance, and reduce unit manufacturing costs. These updates expose us to the risk that from time to time production difficulties will arise that could cause delivery delays, reduced output or both. We cannot provide assurance that we will not experience manufacturing problems in achieving acceptable output, product delivery delays or both as a result of, among other factors, construction delays, difficulties in upgrading or modifying existing production lines or ramping up new plants, difficulties in changing manufacturing line technologies or delays in equipment deliveries, any of which could constrain our capacity and adversely affect our results of operations.

We may be unable to successfully execute our expansion strategy or manage and sustain our growth on a timely basis, if at all, and, as a result, our business may be harmed.

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we expanded our capacity by commencing mass production at our third fabrication facility, P3, in July 2000, our fourth fabrication facility, P4, in March 2002, our fifth fabrication facility, P5, in May 2003 and at our sixth fabrication facility, P6, in August 2004. We also commenced production at a new module assembly facility in Nanjing, China, in May 2003. In addition, we are currently expanding existing production lines, including expansion of P7’s production capacity, and constructing new facilities, including P8 in Paju and a new module production plant in Wroclaw, Poland and a module production plant in Nanjing, China. In May 2006, we also entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China. See “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants, including P7 and P8, which represents a new and relatively less proven glass size and equipment generation for the industry, as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in manufacturing capacity would impair our ability to effectively compete within the TFT-LCD industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

Under Korean law, the construction of factories exceeding a certain size is prohibited in designated areas around Seoul, such as Paju. We have been able to construct the facilities in our Paju complex pursuant to an exemption available to companies whose “foreign equity interest” equals or exceeds 30%. Foreign equity interest includes any equity invested by a foreigner pursuant to the Foreign Investment Promotion Law, and Philips Electronics’ equity interest in us qualifies for this purpose. If the aggregate equity interest held by Philips Electronics or other qualifying foreign investors were to fall below 30% and the relevant requirements for the exemption are not relaxed, we would no longer be eligible for this exemption. This may, in turn, have a material adverse affect on our ability to construct additional facilities in Paju.

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

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our component and raw material costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components of TFT-LCD products such as backlight units, driver integrated circuits and polarizers, from two or three suppliers for each key component. We may experience shortages in the supply of these and other components or raw materials as a result of, among other things, anticipated capacity expansion in the TFT-LCD industry. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high quality raw materials or components in a timely manner or make alternative arrangements for such supplies, or if there were significant increases in the costs of raw materials or components that we could not pass on to our customers.

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

Our sales and purchases of raw materials and expenditures on capital equipment are denominated mainly in U.S. dollars, Japanese yen and Korean Won, and, in the case of our sales, also in Euros. In 2005, 90.4% of our sales were denominated in U.S. dollars, 4.3% in Euros, 3.6% in Japanese yen and 1.5% in Korean Won. During the same period, 40.6% of our purchases of raw materials were denominated in U.S. dollars, 36.7% in Japanese yen and 22.5% in Korean Won. In addition, 5.6%, 16.8% and 76.2% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2005, were denominated in U.S. dollars, Japanese yen and Korean Won, respectively.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, affect our gross profit and pre-tax income. In general, an appreciation in the Korean Won against the U.S. dollar has a net negative impact on such results, although it causes a foreign currency translation gain on our foreign-currency debt and currency forward contracts. Although the impact of exchange rate fluctuations has in the past been partially mitigated by the natural offset of our foreign currency receivables with our payables, our foreign-currency debt and our use of foreign exchange forward contracts, we cannot provide assurance that these offsets and hedges will reduce the overall impact of any exchange rate fluctuations in the future.

We will lose a portion of the income tax exemption currently available to us under the foreign direct investment laws of Korea if Philips Electronics reduces its ownership in us.

Philips Electronics’ investment in us upon the formation of the joint venture was characterized as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Accordingly, we are entitled to an exemption from income taxes on income generated from our TFT-LCD business pursuant to the Special Tax Treatment Control Law of Korea in an amount proportional to the percentage of foreign direct equity investment in us for the first seven taxable years following the registration of such investment, which for us was in August 1999, and at one-half of that percentage for the subsequent three taxable years. In 2005, we received a tax benefit of (Won)35.1 billion (US$34.7 million), or 8.7% of income before income taxes, as a result of Philips Electronics’ 41.33% weighted average ownership in us in 2005. Until 2008, we will lose 0.137% of the tax exemption benefit in respect of income generated from our TFT-LCD business for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate applicable to us is the same as that in 2005. After 2008, we will no longer be eligible to receive this income tax exemption. Losses of portions of this tax exemption could negatively affect our results of operations.

Our business relies on patent rights and our patent rights may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, because we currently monitor patent applications filed only by other parties in Korea, Japan and the United States, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

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

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, Inc. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We are seeking, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. The trial is scheduled to begin on October 3, 2006. We also filed a complaint in the United States District Court for the Central District of California against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jean Co., Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. On May 24, 2004, we sought declaratory relief in the United States District Court for the District of Massachusetts to determine the inventorship of four of these patents. The case has been dismissed, and the inventorship issue is to be decided in the pending lawsuit before the Central District of California. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. On August 3, 2004, we demanded arbitration of the counter-claims filed by Chunghwa Picture Tubes. The arbitration proceedings are currently in progress before the American Arbitration Association.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Co. and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear mountable liquid crystal display devices. We are seeking damages for past infringement and an injunction against future infringement. We also filed a parallel complaint with the Patents County Court in the United Kingdom claiming infringement on one of our U.K. patents relating to the same technology. Tatung Co. is a major shareholder in Chunghwa Picture Tubes. The Patents County Court ruled in favor of the defendants, and we appealed the ruling. The case is currently under review by the appellate court.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. On April 25, 2005, we filed our answer to Chunghwa Picture Tubes’ infringement claim, together with a counter-claim in the United States District Court for the Central District of California for the correction of the legal title of the subject patent. The case is currently in the discovery phase.

On May 13, 2005, we filed a separate complaint in the United States District Court for the District of Delaware against Chunghwa Picture Tubes, Tatung Company, Tatung Co. of America and ViewSonic Corporation claiming infringement of our patents relating to the design and manufacture of liquid crystal display modules. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement.

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

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the TFT-LCD industry.

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

Our two principal shareholders, LG Electronics and Philips Electronics, which together currently own approximately 70.8% of our voting stock, have significant influence over corporate decisions.

LG Electronics and Philips Electronics together have control of all matters submitted to our shareholders for approval, including electing certain of our directors, amending our articles of incorporation and approving changes of control that may impact you as a minority shareholder. The directors elected by these shareholders are able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness.

In addition, we engage in a variety of related party transactions with our two principal shareholders and their respective affiliates:

•	Purchases from LG Electronics and its affiliates – purchases of materials, equipment, components and services from LG Electronics and its affiliates, excluding LG International and its subsidiaries, amounted to 28.4%, 21.2% and 13.7% (excluding services purchased from GS Engineering & Construction which, as of January 2005, is no longer an affiliated company of the LG Group) of our total purchases of materials, equipment, components and services in 2003, 2004 and 2005, respectively.

•	Sales to LG Electronics – sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, including sales through Serveone (formerly LG MRO Co., Ltd.), amounted to 25.1%, 19.3% and 18.1% of our sales in 2003, 2004 and 2005, respectively.

•	Sales to Philips Electronics and its affiliates – sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to 9.9%,14.5% and 13.1% of our sales in 2003, 2004 and 2005, respectively.

•	Purchases from LG International – purchases of materials, equipment and components from LG International and its subsidiaries amounted to 17.5%, 22.4% and 16.7% of our total material, equipment and component purchases in 2003, 2004 and 2005, respectively.

•	Sales to LG International – sales to LG International and its subsidiaries on an aggregate basis amounted to 10.0%, 5.5% and 7.4% of our sales in 2003, 2004 and 2005, respectively.

•	Purchases from Philips Electronics – purchases of driver integrated circuits from Philips Electronics’ semiconductor division amounted to 0.8%, 0.6% and 0.6% of our total purchases of materials, equipment, components and services in 2003, 2004 and 2005, respectively.

Pursuant to our articles of incorporation and the terms of a shareholders’ agreement entered into between LG Electronics and Philips Electronics in July 2004, we have a nine-member board of directors which is composed of two outside directors selected by each of LG Electronics and Philips Electronics, one outside director jointly selected by them and four non-outside directors. In March 2005, we established the Outside Director Nomination and Corporate Governance Committee which will nominate our future outside directors. The right to nominate the four non-outside directors of our board depends on the respective ownership interest in us of each of LG Electronics and Philips Electronics. The two shareholders have also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the non-outside director candidates selected by the other party as well as the non-outside candidate jointly selected by the two shareholders. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics are able to nominate our chief executive officer and chief financial officer, respectively, who as our two joint representative directors, must act in concert in order for their actions to bind us. See “Item 6A. Directors and Senior Management” for a description of the composition of our board and the joint representative director system under Korean law. As a result, persons with ties to LG Electronics and Philips Electronics may account for as many as four directors on our board and will continue to exert substantial influence over the operation of our business.

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

Various other conflicts of interest between our two shareholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics and Philips Electronics of control over our management and affairs. Our board is currently composed of directors and officers who have been selected by our two shareholders and certain of our directors continue to hold positions at LG Electronics or Philips Electronics. See “—Our two principal shareholders, LG Electronics and Philips Electronics, which together currently own approximately 70.8% of our voting stock, have, and will continue to have significant influence over corporate decisions” above and “Item 6A. Directors and Senior Management” for a description of the composition of our current board of directors.

Labor unrest may disrupt our operations.

As of December 31, 2005, approximately 68% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted.

Our manufacturing processes generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

Risks Relating to our American Depositary Shares, or ADSs, or our Common Stock

Future sales of shares of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our common stock or our ADSs.

If our current principal shareholders, LG Electronics and Philips Electronics, sell substantial amounts of our common stock in the public principal market, or if there is a perception that these sales may occur, the market price of our common stock could decline.

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

Under the terms of our deposit agreement, holders of common stock may deposit such common stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds the difference between:

•	the aggregate number of common shares we have consented to allow to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of shares of common stock on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common stock will not be accepted for deposit unless (1) our consent, subject to governmental authorization, with respect to such deposit has been obtained or (2) such consent is no longer required under Korean laws and regulations.

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of June 21, 2006. The number of shares issued or sold in any subsequent offering by us or our principal shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

Other than our registration rights agreement with each of LG Electronics and Philips Electronics as described in “Item 7A. Major Stockholders,” we are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

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

The economic indicators in 2003, 2004 and 2005 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure or lack of progress in restructuring of chaebols, the financial industry, including credit card companies, and other large troubled companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen or revaluation of the Chinese RMB), interest rates and stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock.

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

In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. A third round of talks were held in June 2004 with an agreement to hold further talks in September, which were postponed. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of six-party disarmament talks. A two-phased fourth round of six-party talks was held in Beijing, China during the summer and fall of 2005. In September 2005, North Korea agreed in principle to end its nuclear weapons program and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new weapons and readmit international inspectors to its nuclear facilities. Representatives of the six nations reconvened in Beijing in November 2005 for the first phase of the fifth-round of six-party talks, which concluded without further progress being made with respect to the implementation of the draft preliminary accord.

In addition, in October 2004, the United States and Korea agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in Korea by the end of 2008. By the end of 2004, 5,000 U.S. troops departed Korea in the first phase of such withdrawal. According to the plan’s second phase, the United States would remove 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops would be redeployed by the end of 2008.

Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock.

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

A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on the market value of our common stock.

Item 4.	INFORMATION ON THE COMPANY

Item 4A.	History and Development of the Company

We are the world’s largest merchant supplier, or supplier to third parties, of large-size TFT-LCD panels. According to DisplaySearch, one of the leading independent industry research firms, we have been the world’s leading merchant supplier based on total units sold since 2002. We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in notebook computers, desktop monitors, televisions and industrial and other applications, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld application products, such as mobile phones and personal digital assistants, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

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

We were incorporated in 1985 under the laws of the Republic of Korea under the original name of LG Soft, Ltd., a subsidiary of LG Electronics whose main business was the development and marketing of software. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related businesses to LG Soft, Ltd., which, as part of the business transfer, changed its name to LG LCD Co., Ltd.

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. In addition to the contribution of TFT-LCD-related businesses from LG Electronics and LG Semicon, the joint venture also benefited from Philips Electronics’ management skills, brand recognition and experience in research and development relating to TFT-LCD products. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in September 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. See “Item 7A. Major Stockholders” for a more detailed discussion of the shareholding structure and arrangements between our two principal shareholders.

We continued to develop our manufacturing process technologies and expand production facilities after the formation of the joint venture. Each of our new fabs has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. In July 2000, we began commercial production at P3, which was the first of a new glass-size and equipment generation for the industry. We designed P3 to process 680 x 880 mm glass substrates to focus on 15-inch displays, which at the time was our mainstream product, while enabling us to transition into larger, higher-margin premium products such as 20-inch displays. We further improved our manufacturing productivity in March 2002 with commercial production at P4, the world’s first fabrication facility to process glass substrate sizes greater than one square meter and to use one-drop-fill technology, which significantly reduces manufacturing time. The large size of the glass substrate that P4 uses enabled us to efficiently manufacture 15-inch, 18-inch and 19-inch display panels, as well as wide-format panels such as 17-inch wide-format, for both desktop monitors and televisions. We followed P4 with P5, which began commercial production in May 2003, in response to business and consumer demands for 17-inch and larger desktop monitors and televisions. In August 2004, we commenced commercial production at P6, which is designed to process 1,500 x 1,850 mm glass substrates and to optimize the production of 17-inch wide-format display panels for large desktop monitors and 32-inch and 37-inch wide format display panels for high-definition televisions. In January 2006, we commenced mass production at P7, which processes 1,950 x 2,250 mm glass substrates. P7 is optimized to produce 42-inch and 47-inch wide-format display panels for televisions.

In addition, we are currently expanding existing production lines, including expansion of P7’s production capacity, and constructing new facilities, including P8 in our Paju Display Cluster and a new module production plant in Wroclaw, Poland. We have also entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China. See “Item 3D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built, and expanded in 2004, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea. We broke ground on the new module production plant in Wroclaw, Poland in June 2006. We anticipate the Polish plant, which we expect will commence production in the first half of 2007, will help better serve our European customers and further expand our global production capabilities.

Our principal executive offices are located at 17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-1010.

Item 4B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in notebook computers, desktop monitors, televisions and other applications, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld application products, such as mobile phones and personal digital assistants, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. In 2005, we sold a total of 47.8 million large-size (10-inch or larger) TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 22.2% based on sales revenue in 2005.

We were formed in September 1999 as a 50-50 joint venture between LG Electronics and Philips Electronics. In July 2004, we completed our initial public offering of shares and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL.” We currently operate seven fabrication facilities, called P1, P2, P3, P4, P5, P6 and P7, located in Gumi and Paju, Korea, and four assembly facilities located in Gumi and Paju, Korea and Nanjing, China. In addition, we are currently expanding existing production lines, including expansion of P7’s production capacity, and constructing new facilities, including P8 in our Paju Display Cluster and a new module production plant in Wroclaw, Poland and a module production plant in Nanjing, China. We have also entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China. See “Item 3D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of notebook computers, desktop monitors and televisions. In 2005, for example, our display panels were included in products sold by LG Electronics, Dell, Philips Electronics, Hewlett-Packard, Toshiba, Apple, Acer and Lenovo, among others. LG Electronics and Philips Electronics are our two principal shareholders, and terms of our sales to them are substantially the same as those of our sales to non-affiliated end-brand customers. Our dedication to customers has helped us win the DisplaySearch Customer Satisfaction Award for fiscal years 2002, 2003 and 2004. DisplaySearch discontinued awarding the prize in 2005.

At the direction of our end-brand customers, we typically ship our display panels to their original equipment manufacturers, known as “system integrators,” who use our display panels in products they assemble on a contract basis for our end-brand customers. Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries.

Our sales were (Won)6,098.4 billion in 2003, (Won)8,324.8 billion in 2004 and (Won)10,075.6 billion (US$9,975.8 million) in 2005.

Strategy

We believe that the primary market for TFT-LCD products today includes notebook computers, desktop monitors and televisions. We believe that the TFT-LCD market will continue to expand as consumers are drawn to replace conventional CRT-based display products with TFT-LCD products due to their superior performance features. We believe that the market for TFT-LCD products will also expand in scope as new applications for this technology continue to be designed and developed.

We aim to maintain and build upon our current position as the world’s largest merchant supplier of large-size TFT-LCD products by strengthening our collaborative relationships with our end-brand customers, focusing on high-end display products, including high-definition television panels, and continuing to enhance our manufacturing productivity. We believe that our technology leadership enables us to make timely investments in advanced manufacturing facilities and process technology migrations and improvements, which in turn positions us to deliver a broad and advanced product portfolio in high volumes and in a cost competitive manner to our customers.

Build strong collaborative relationships with end-brand customers

We plan to continue to focus our resources on expanding our strong collaborative relationships with our key end-brand customers. Our principal end-brand customers include many of the world’s leading manufacturers of computer products, such as Dell, Hewlett-Packard, Lenovo, Apple and Acer, as well as leading consumer electronics producers, such as Toshiba, LG Electronics and Philips Electronics. These customers represent a large portion of the global demand for TFT-LCD products, and they value our product and design innovations as well as our ability to provide a reliable and high-quality supply of a wide range of TFT-LCD products in high volumes.

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

Make timely investments in advanced and flexible manufacturing facilities

Our strategy is to time our investments in next-generation manufacturing facilities that enable us to support a wide range of products. As a result of our investment strategy, our production facilities are among the most advanced in the industry, and our portfolio of seven fabrication facilities can produce a wide variety of products at high volumes to provide critical scale and flexibility in serving our customers’ needs.

In the past, our timely investment strategy, along with faster fab ramp-up, has allowed us to establish a leading position in emerging product categories with high growth potential. We have benefited from the higher margins available early in the life cycles of such products. For example, we built P3 and P4, the world’s first fourth- and fifth-generation fabrication facilities optimized for desktop monitor panel production, and have since established ourselves as the largest merchant supplier in terms of both units sold and sales revenue in this category in 2003, 2004 and 2005 based on data from DisplaySearch. Our P5, also a fifth-generation fabrication facility, is optimized for production of larger-size panels for desktop monitors and televisions. Our P6, a sixth- generation fabrication facility, is designed to capitalize on opportunities in the large-size desktop monitor category, such as 17-inch and 20-inch wide-format panels, and in the television category, such as 32-inch wide-format and 37-inch and 37-inch wide-format panels, all of which are high-definition television panels. P7, our first seventh-generation fabrication facility, is, among other things, optimized for the production of 42-inch and 47-inch wide-format television panels. The flexibility of our operations also allows us to shift our production to the most attractive product market at any given time. For example, as the demand for larger and better monitors continues to grow, we have shifted part of the production in our P3 facility from 15-inch desktop monitor panels to 20-inch UXGA high-resolution desktop monitor panels, thereby realizing higher margins. Currently, we are in the preliminary stage of constructing our eighth fabrication facility, or P8, in our Paju Display Cluster. Although we anticipate that P8 will be primarily utilized to produce television panels, the market for which is rapidly growing, we remain flexible about the kind or the size of panels to be produced at P8, so that we may quickly shift the focus of our production to accommodate market change.

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

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop-fill technology allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. We were one of the first TFT-LCD manufacturers to reduce the number of mask processes in the TFT array process from five to four. We were also able to improve the input capacity in P1 from its originally designed monthly input capacity of 30,000 substrates to its actual input capacity as of December 2005 of 114,000 substrates per month with only marginal capital investments, which resulted in significant increases in unit output. Our technology capabilities have also enabled us to enhance process efficiencies, thereby increasing our effective capacity. For example, we were able to increase the number of 15-inch panels we manufacture in P4 from 12 per glass substrate to 15, with no change to substrate size. Our ability to ramp-up P4, P5 and P6 in a short time span with minimal technical difficulties is also an example of our process technology capability.

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

Our focus on desktop monitors established us as the largest merchant supplier in this category in 2003, 2004 and 2005 in terms of units sold, based on data from DisplaySearch. The desktop monitor market is currently transitioning from 15-inch to larger panel sizes such as 19-inch and 20-inch, and we believe we are well positioned to capitalize on this opportunity with our full product line-up. In addition, we plan to maintain our leadership position in the premium 20-inch and above desktop monitor category, where we were the first-to-market with products such as 20-inch UXGA, 22-inch WSXGA, 23-inch WUXGA and 30-inch WQXGA+.

Currently the LCD television market is experiencing strong growth. We began shipping television products in 2001 with 15-inch panels and have since broadened our product portfolio with the addition of 20-inch conventional format as well as 17-inch, 23-inch, 26-inch, 30-inch, 32-inch, 37-inch, 42-inch and 55-inch wide-format panels. We were the largest merchant supplier in the television category in terms of both units sold and sales revenues in 2003 and 2005, based on data from DisplaySearch, and we continue to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42-inch wide-format and 55-inch wide-format high-definition television panels.

We believe that our product range across the notebook computer, desktop monitor and television markets is one of the broadest in the industry and that it enables us to strengthen our relationships with our end-brand customers.

Continually reduce costs

We focus on continually lowering our cost structure through:

•	Component cost reductions – we leverage our scale and leading industry position to obtain lower prices for components. In addition, our strategy is to facilitate the development of a domestic vendor base, which typically offers lower component prices compared to overseas suppliers. Our strategic decision to fabricate our own color filters, one of the higher-cost components, has been an important driver of our cost competitiveness;

•	Larger, more advanced manufacturing base – we plan to build successive generations of fabrication facilities that provide us with overhead cost advantages and that produce higher volumes of products, enabling us to benefit from economies of scale;

•	High glass conversion efficiency – we have been able to reduce our costs of production by maximizing glass conversion efficiency, a function of production yield and panel design, allowing us to convert a high proportion of our input glass area into saleable display area. This results in part from our high yield rates and reduced wastage due to superior process control. We are also able to optimize production allocation across our multiple fabs to maximize the glass conversion ratio; and

•	Process innovation and research and development – our process technology innovations, such as one-drop-fill technology and mask reduction initiatives, have consistently enabled us to improve the throughput of our fabs with minimal capital investment, thereby resulting in lower costs per panel. Our other research and development initiatives, including the introduction of new technologies, component standardization and reduction in the number of requisite components, have also contributed to lower manufacturing costs.

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

Manufacturing Process

The process for manufacturing a TFT-LCD consists of four steps:

•	TFT array process – involves fabricating a large number of thin-film transistors on the back glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs. Once the TFT array process on glass substrates is completed, the substrates are cut into panel-sized pieces;

•	Color filter process – involves fabricating a large number of color regions on the front glass substrate that overlays the TFT array in the cell process. The colored dots of red, green and blue combine to form various colors. The process is similar to the TFT array process but involves depositing colored dyes instead of transistors;

•	Cell process – involves joining together the back glass substrate that is arrayed with transistors and the front glass substrate that is patterned with a color filter. The space between the two glass substrates is filled with liquid crystal materials. The resulting panel is called a cell; and

•	Module assembly process – involves connecting additional components, such as driver integrated circuits and backlight units, to the cell formed by combining the glass substrates and liquid crystal materials.

The TFT array, color filter and cell processes are capital-intensive and require highly automated production equipment and are the primary determinants of fixed manufacturing cost. In contrast, the module assembly process involves semi-automated production equipment and manual labor to assemble the various components. Materials are the primary drivers of variable manufacturing cost.

We are also developing OLED display technology. OLED is considered a next generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. In February 2006, we entered into an evaluation agreement for OLED development with Eastman Kodak Company, or Kodak. Pursuant to this agreement, we and Kodak will jointly evaluate display technologies for mobile displays and consider other opportunities, including the development and supply of OLED technology and products.

Products

We manufacture large-size TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Notebook computers, which typically utilize large-size display panels ranging from 12.1 inches to 20.1-inch wide-formats;

•	Desktop monitors, which typically utilize large-size display panels ranging from 15 inches to 30-inch wide-format;

•	Televisions, which currently utilize large-size display panels ranging from 15 inches to 55-inch wide-format, including high-definition television panels; and

•	Other applications, which utilize a wide array of display panel sizes, ranging from small-size display panels to large-size display panels, primarily including handheld application products such as mobile phones and personal digital assistants, and industrial applications.

Our product portfolio also includes small-size TFT-LCD panels for use in handheld application products, including mobile phones and personal digital assistants, and large-size panels used in industrial and other products, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Unless otherwise specified, when we refer to panels in this annual report we mean assembled cells with added components, such as driver integrated circuits and backlight units.

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

Notebook Computers

Our display panels for notebook computers range from 12.1 inches to 20.1-inch wide-format in size in a variety of display formats. In 2005, our principal products in the notebook computer category were 15.0-inch,15.4-inch and 17.1-inch panels. Our sales of display panels for notebook computers were (Won)1,739.0 billion, or 28.5% of sales, in 2003, (Won)2,119.1 billion, or 25.5% of sales, in 2004 and (Won)2,113.4 billion (US$2,092.5 million), or 21.0% of sales, in 2005.

Notebook computer display panels were our principal product from our formation until 2001, when desktop monitor display panels surpassed notebook computer display panels in terms of revenues. 13.3-inch and 14.1-inch panels accounted for a majority of our notebook computer panel sales in 2000 and 2001. Sales volume for 14.1-inch panels, a product which we first introduced to the market in 1997, continued to increase through 2002, while 15.0-inch panels grew at a faster rate and became the largest component in terms of both sales volume and revenues in the category of notebook computer display panels for 2003, 2004 and 2005.

One of the features of notebook computer display panels that we pioneered is our patented side mounting technology, which shifts the screws mounting a TFT-LCD panel on a display from the front to the side, thereby allowing for much thinner borders, or “bezels,” around the display and allowing product designers to utilize larger screens without increasing a product’s overall size.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30-inch wide-format in size in a variety of display resolutions and formats. We began commercial production of desktop monitor display panels in 1999. In

2005, our principal products in the desktop monitor category were 15-inch, 17-inch, 19-inch panels and 20.1-inch panels. Our sales of display panels for desktop monitors were (Won)3,517.5 billion, or 57.7% of sales, in 2003, (Won)4,662.1 billion, or 56.0% of sales, in 2004 and (Won)4,740.4 billion (US$4,693.5 million), or 47.0% of sales, in 2005.

We have experienced significant growth during the past three years for our desktop monitor display panels. Desktop monitor display panels have grown to become our largest product category, supplanting notebook computer display panels in terms of revenues in 2001, and in terms of volume units in 2002. The weighted average size of our desktop monitor display panels has steadily grown over the last three years, with a significant increase in the production and sale of 17-inch and 17-inch wide-format and larger panels since 2002. In recent years, we have also significantly increased production and sale of 19-inch and 20.1-inch panels.

In addition to our side mounting technology, we employ S-IPS technology on certain desktop monitor display panels to achieve significantly increased viewing angles.

Televisions

Our television panels range from 15 inches to 55-inch wide-format in size. We began commercial production of television display panels in 2001. In 2005, our principal products in the television category were 26-inch wide-format, 32-inch wide-format and 37-inch wide-format panels. Our sales of display panels for televisions were (Won)685.9 billion, or 11.2% of sales, in 2003, (Won)1,162.8 billion, or 14.0% of sales, in 2004 and (Won)2,805.0 billion (US$2,777.2 million), or 27.8% of sales, in 2005.

The market for large-size televisions developed later than that for notebook computers and desktop monitors, but we believe it will become our primary market as consumer demand grows for larger-size televisions. We believe that we can leverage our experience in the notebook computer and desktop monitor markets to take advantage of the growth potential in the market for large-size televisions. We began commercial production with 15-inch panels and added 17-inch wide-format, 20-inch and 30-inch wide-format panels to our product portfolio in 2002. In 2003, we added 23-inch wide format, 26-inch wide-format and 42-inch wide-format as well as high-definition television panels to meet growing market demand and, in 2004, we added 32-inch wide-format, 37-inch wide-format and 55-inch wide-format to our television panel product portfolio. Currently, 32-inch and 37-inch wide-format panels and 20.1-inch and 32-inch wide-format panels comprise our principal products in this category in terms of sales revenue and volume, respectively. In addition, in March 2006, we succeeded in developing a 100-inch panel for televisions, the largest TFT-LCD panel in the world to date.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

We employ S-IPS technology on certain television panels to significantly increase the viewing angle. We also apply our Over Driving Circuit (ODC) technology to certain categories of larger-size panels to increase response time and decrease motion blurring. We are also further developing our copper bus technology to achieve faster video frame rates and brighter displays in larger-size panels.

Other Applications

Our product portfolio also includes small- and medium-size TFT-LCD panels for use in handheld application products, including mobile phones and personal digital assistants, and large-size panels for industrial and other products, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. In 2005, our principal products in the other applications category were the 7-inch and 1.8-inch panel in terms of sales revenue and volume.

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

Our sales of display panels for other applications were (Won)155.9 billion, or 2.6% of sales, in 2003, (Won)380.8 billion, or 4.6% of sales, in 2004 and (Won)416.7 billion (US$412.5 million), or 4.1% of sales, in 2005.

Sales and Marketing

Customer Profile

Our display panels are included primarily in notebook computers, desktop monitors, televisions and industrial and other applications sold by our global end-brand customers. In 2005, our top ten end- brand customers included LG Electronics, Dell, Philips Electronics, Hewlett-Packard, Toshiba, Apple, Acer, Lenovo, NDS and Hisense. LG Electronics and Philips Electronics are our two principal shareholders, and the terms of our sales to them are conducted on an arm’s-length basis and are substantially the same as those of our sales to non-affiliated end-brand customers.

We negotiate directly with our end-brand customers concerning the terms and conditions of the sales, but typically ship our display panels to designated system integrators at the direction of these end-brand customers. Sales data to end-brand customers include direct sales to these end-brand customers as well as sales to their designated system integrators, including through our affiliated trading company, LG International, and its subsidiaries, as further discussed below under “—Sales.”

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two shareholders, together accounted for 78.8% of our sales in 2003, 77.4% in 2004 and 73.0% in 2005. Our top five end-brand customers together accounted for 56.4% of our sales in 2003, 58.0% in 2004 and 56.2% in 2005. In 2005, three end-brand customers, LG Electronics (excluding its purchases made as a system integrator), Dell and Philips Electronics, each contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2005:

Computer Products		Televisions	Other Applications
Notebook Computers	Desktop Monitors
Hewlett-Packard	Dell	Philips Electronics	LG Innotech
Toshiba	LG Electronics	LG Electronics	Seiko Instrument Inc.
Acer	Philips Electronics	Toshiba	Shinco
Dell	Hewlett-Packard	Hisense	Action Technology
Lenovo	Apple	Matsushita	Neodis

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these manufacturers constituted 21.2% of our sales in 2003, 22.6% in 2004 and 27.0% in 2005.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2003		2004		2005
	Sales	%	Sales	%	Sales	Sales		%
	(in billions of Won, except for percentages)					(in millions of US$, except for percentages)
Korea	(Won)978	16%	(Won)890	11%	(Won)991	US$	981	10%
Asia	3,770	62	5,673	68	6,689		6,623	66
America	577	9	753	9	1,062		1,052	11
Europe	752	12	1,009	12	1,330		1,317	13
Others(1)	22	—	—	—	3		3	—

Total	(Won)6,098	100%	(Won)8,325	100%	(Won)10,076	US$	9,976	100%

(1)	Sales to “other” regions (i.e., regions excluding Korea, Asia, America and Europe) amounted to (Won)202 million in 2004 and represented 0.4%, 0.002% and 0.03% of aggregate sales in 2003, 2004 and 2005, respectively.

In the past three years, a large percentage of our sales was attributable to system integrators in Taiwan and to end-brand customers in Japan. Beginning in 2002, our sales to system integrators located in China increased significantly as they received increasing amounts of contract assembly work from end-brand customers. Of our total sales, 29.4% in 2003, 32.8% in 2004 and 30.3% in 2005, was attributable to system integrators located in China. Sales to system integrators located in China are made in U.S. dollars and we are not exposed to currency risks from the Chinese RMB.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, Hong Kong and China. As of December 31, 2005, our sales and marketing force employed a total of 541 employees in regional offices in these countries and in our head office in Korea.

The focus of our sales activities is on strengthening our relationships with large end-brand customers, with whom we maintain strong collaborative relationships. Customers look to us for a reliable supply of a wide range of TFT-LCD products. We believe our reliability and scale as a supplier helps support our customers’ product positions. We view our relationships with our end-brand customers as important to their product development strategies, and we collaborate with our end-brand customers in the design and development stages of their new products. In addition, our sales teams coordinate closely with our end-brand customers’ designated system integrators to ensure timely delivery. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs. Our dedication to our customers has helped us win the overall DisplaySearch Customer Satisfaction Award for fiscal years 2002, 2003 and 2004. DisplaySearch discontinued awarding the prize in 2005.

We do not typically enter into binding long-term contracts with our customers. However, we have in place long-term supply and purchase agreements with certain major end-brand customers, which are generally non-binding arrangements with three-year terms, whereby we and our end-brand customers agree on general volume parameters and, in some cases, product specifications and delivery terms. These agreements serve as an indication of the size and key components of a customer’s order, and neither party is committed to supply or purchase any products until a firm purchase order is issued. For instance, in June 2005, we entered into a non-binding supply contract with a renewable three-year term with Hewlett-Packard for the supply of TFT-LCD displays.

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. and, until 2003, when we began to use our Taiwan subsidiary for sales to Singapore, LG International Singapore, Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 10.0%, 5.5% and 7.4% in 2003 , 2004 and 2005, respectively. See “Item 7B. Related Party Transactions” for further discussion of these sales arrangements.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Our end-brand customers or their system integrators generally place purchase orders with us or subsidiaries of our affiliated trading company, LG International, one month prior to delivery based on our non-binding supply and purchase agreements with them. Generally, the head office of an end-brand customer provides us with three- to six-month forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with the end-brand customer one month prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the one-month period prior to delivery.

Prices for our products are generally determined based on negotiations with our end-brand customers. Pricing of our display panel products is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes. Purchase prices and payment terms for our sales to our two principal shareholders are substantially the same as those for our non-affiliated end-brand customers.

We generally provide a limited warranty to our end-brand customers, including the provision of replacement parts and after-sale services for our products. Costs incurred under our warranty liabilities consist primarily of repairs. We set aside a warranty reserve based on our historical experience and future expectations as to the rate and cost of claims under our warranties.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 65 days. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

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

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony Corporation in April 2004) and BOE-Hydis;

•	AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar and Quanta Display in Taiwan;

•	Sharp and Hitachi in Japan; and

•	SVA-NEC and BOE-OT in China.

According to DisplaySearch, in 2005, Korean TFT-LCD manufacturers had a market share of 44% of the 10.0-inch or larger panel market based on revenue, Taiwanese manufacturers had 40% and Japanese manufacturers had 12%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 60.8% of our cost of sales in 2003, 64.1% in 2004 and 62.6% in 2005. The key components and raw materials of our TFT-LCD products include glass substrates, backlight units, driver integrated circuits, polarizers, color filters and liquid crystal materials. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use.

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

In order to reduce our component and raw material costs and our dependence on any one supplier, we generally develop compatible components and raw materials and purchase our components and raw materials from more than one source. However, we source the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. Also, in order to reduce logistics and transportation costs, we continually review opportunities to source our components and raw materials from suppliers based in Korea. We perform periodic evaluations of our component and raw material suppliers based on a number of factors, including the quality and cost of the materials, delivery and response time, the quality of the services and the financial health of the suppliers. We reassess our supplier pool accordingly.

In addition, in February 2005, we entered into a strategic joint venture agreement with Nippon Electric Glass Co., Ltd., or NEG, to form a new joint venture company, named Paju Electric Glass Co., Ltd., which is located in Paju. Paju Electric Glass provides us with a dedicated supply of glass substrates critical to the production of our display panels. In 2005, we and NEG made a total capital investment of W36 billion in the joint venture, of which we and NEG own 40% and 60%, respectively. Paju Electric Glass began construction of the glass polishing and processing facility in the third quarter of 2005 and commenced mass production in February 2006. See “Item 10C. Material Contracts.”

We maintain a strategic relationship with many of our key material suppliers, and we generally maintain a component and raw material inventory sufficient for approximately 10 days, or 20 days for driver integrated circuits as a safeguard against potential disruptions in supply.

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We purchase a large majority of our equipment from overseas vendors, mostly Japanese. We maintain strategic relationships with many equipment manufacturers as part of our efforts to reduce costs and we aggressively negotiate prices and other terms with our vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7B. Related Party Transactions.” In addition, in recent years we have substituted a portion of our equipment purchased from foreign vendors with purchases from local suppliers. In 2005, we purchased approximately 57% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs.

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

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, and our research and development center in Anyang, Korea, for up to W2.5 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiary in Nanjing, China, also carries property insurance for up to RMB 4,462 million, business interruption insurance for up to RMB 985 million and commercial general liability insurance for up to RMB 5 million.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Korea. We have also voluntarily agreed to reduce gases responsible for global warming, including per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the LCD industry by 2010. We installed such an abatement system in P1 in April 2005 and we intend to install similar abatement systems in our other production facilities. In addition, in 2005, we became party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1, P2, P3, P4, P5 and the Gumi module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices, consulting with energy conservation specialists and energy monitoring in Gumi. We also intend to extend the voluntary agreements with respect to our operations at P6 in 2006.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We consult on an annual basis with the

LG Environment Strategy Institute with respect to our environmental compliance measures. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1, P2, P3, P4, P5, P6 and the Gumi module production plant, as well as our module production plant in Nanjing, China. We also intend to apply for ISO 14001 certifications for our Paju production and assembly facilities.

We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company” since 1997 with respect to our environmental record for P1 and our module production plant in Gumi. We also intend to apply for certification as an “Environmentally Friendly Company” with respect to P2 and P3.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union RoHS Directive 2002/95/EC, which restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. We became the first TFT-LCD company in the world to receive Environmental Product Declaration, or EPD, certifications from the Swedish government for nine of our panel models in June 2005.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2005:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG.Philips LCD Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG.Philips LCD America, Inc.	Sales	U.S.A.	September 1999	US$	5,000,000	100%	100%

LG.Philips LCD Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG.Philips LCD Germany GmbH	Sales	Germany	November 1999	EUR	960,000	100%	100%

LG.Philips LCD Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	1,068,811,400	100%	100%

LG.Philips LCD Hong Kong Co., Ltd.	Sales	Hong Kong	January 2003	HK$	11,500,000	100%	100%

LG.Philips LCD Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

LG.Philips LCD Poland Sp.z o.o.	Manufacturing and sales	Poland	September 2005	PLN	50,000	100%	100%

Item 4C.	Organizational Structure

These matters are discussed under Item 4B. where relevant.

Item 4D.	Property, Plants and Equipment

Current Facilities

We currently operate seven fabrication facilities, P1, P2, P3, P4, P5, P6 and P7, located in Gumi and Paju, Korea, and four assembly facilities located in Gumi and Paju, Korea and Nanjing, China. We are currently in the preliminary stage of constructing P8 in Paju, Korea. In addition, we installed equipment that enables the manufacture of display panels using low temperature polysilicon technology in a new facility, AP1, located in previously unused space in our P6 facility. We began mass production at AP1 in June 2005.

The following table sets forth the size, primary use and capacity of our fabrication facilities, research and development facility and assembly facilities:

Fabrication Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Commercial Production Date	Nominal TFT Capacity as of December 31, 2005 (in input substrates per month)(3)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370 x 470 September 1995	114,000	14.1”, 15.4”, small-size panels
P2	3	70,872	590 x 670 February 1998	107,000	12.1”, 15.0”, 23.0”
P3	4	70,872	680 x 880 July 2000	124,000	15.0”, 15.4”, 20.1”
P4	5	82,822	1,000 x 1,200 March 2002	104,000	15.0”, 17.1”, 19.0”
P5	5	82,822	1,100 x 1,250 May 2003	120,000	15.0”, 15.4”, 17.0”, 26.0”
P6	6	288,415	1,500 x 1,850 August 2004	117,000	17.0”, 20.1”, 32.0”, 37.0”
P7(4)	7	310,134	1,950 x 2,250 —	—	—
AP1	4	—	730 x 920	2,000	LTPS(5) panels
Anyang R&D		8,646	300 x 350 100 x 100	500
Gumi assembly facility		54,897
Nanjing assembly facility		65,527
Paju assembly facility(2)		218,931

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Generation 2	Generation 3	Generation 4	Generation 5	Generation 6	Generation 7

	360 x 465 370 x 470 400 x 500	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250

LG.Philips LCD

P1	370 x 470

P2		590 x 670

P3			680 x 880

P4				1,000 x 1,200

P5				1,100 x 1,250

P6					1,500 x 1,850

P7						1,950 x 2,250

(2)	Only a portion of this facility is currently in use.
(3)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(4)	P7 began mass production in January 2006.
(5)	Low temperature polysilicon technology.

Expansion Projects

We are building additional production and research and development facilities to meet forecasted increases in demand for our products. In 2005, we built our seventh fabrication facility, or P7. We commenced mass production at P7 in January 2006. By the second quarter of 2006, we expect that P7 will reach a production capacity of 45,000 glass sheets per month. By the end of 2006, P7 is expected to reach its initial design capacity of 90,000 input sheets per month. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion in total. Our total capital expenditure was (Won)4.4 trillion (US$4.4 billion) in 2005, of which (Won)3.2 trillion was attributable to capital expenditure for P7. We expect our capital expenditures for P7 to be approximately (Won)1.8 trillion in 2006. In addition, we installed equipment in AP1, for the manufacture of display panels using low temperature polysilicon technology and commenced mass production at AP1 in June 2005. Currently, we are building our eighth fabrication facility, or P8, in our Paju Display Cluster. Our estimated total capital expenditure for P8 is yet undecided as we continue to evaluate production capacity targets for P8. We expect P8’s initial production capacity will depend on future growth trends in the TFT-LCD panel market. We also broke ground on the new module production plant in Wroclaw, Poland in June 2006. We expect production at the Polish plant to commence in the first half of 2007 at an initial production capacity of 3 million modules per year. We plan to invest a total of €429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year. We are currently expanding our module production plants in Nanjing, China. In May 2006, we also entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 70 million units in 1999 to 941 million units in 2005. Market revenues grew from US$14 billion to US$61 billion during the same period, showing a compounded annual growth rate of 27.8%.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers typically increased display area fabrication capacity by about 50% year on year. Capacity expansion above this growth rate can occur when several manufacturers ramp-up new factories at the same time. For example, several Taiwanese companies entered the TFT-LCD industry in 1999 and 2000. The industry’s display area capacity (or the total display surface area of all assembled panel products) more than doubled from 1999 to 2001, based on data from DisplaySearch. The above-average rate of supply growth combined with a decline in PC demand reduced average selling prices for large-size TFT-LCD panels, or panels that are ten inches or larger, by approximately 49% from 1999 to 2001, based on data from DisplaySearch. During such surges in the rate of supply growth, resulting primarily from new plant investments by Korean and Taiwanese manufacturers, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices for our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, cost reductions, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD displays in some past periods, most recently in 2004. The entire TFT-LCD industry was able to supply approximately one-half of the total display area demand in 2003 as consumers sought to substitute CRT-based personal computer displays with TFT-LCD displays. Thus, despite significant increases in total production capacity as competing fabrication plants commenced mass production on similar schedules, consumer demand for flat-panel displays of larger average size absorbed the increased areal output. According to DisplaySearch, the average selling price for large-size (10-inch or larger) TFT-LCD panels decreased by approximately 21.3% from US$254 in 2004 to US$200 in 2005 as a result of LCD manufacturers’ increased production capacity, which resulted in an increased supply of TFT-LCD panels in 2005.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels, including small- panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel for panels used in notebook computers, desktop monitors and televisions increased by 2.7% from (Won)287,399 in 2003 to (Won)295,120 in 2004 and decreased by 25.4% to (Won)220,077 (US$217.90) per panel in 2005. We anticipate increased relative capacity output in 2006 commensurate with prior years, depending in part on the ability of panel manufacturers to obtain raw materials and components, as competing panel manufacturers, including us, commence production in new fabrication facilities. In line with historical trends in our industry, we anticipate that temporary surges in capacity might put downward pressure on prices for our panels, but we expect that consumer demand for CRT substitutes will persist in the personal computer market and will continue to increase in the television market. During the initial stage of market development for TFT-LCD desktop monitors we were able to capture price premiums for desktop monitor panels until we reduced prices in order to stimulate wider demand. Likewise, large-size television panels currently bring above-average prices per square inch of screen area. In order to grow the TFT-LCD television market, we plan to follow a similar strategy to reduce prices, fuel consumer demand and mitigate anticipated increases in capacity in the TFT-LCD industry. This strategy may result in a decrease in the overall average selling prices of our panels.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Since the formation of the joint venture in September 1999, we expanded capacity and applied technology to take advantage of new demand for desktop monitors, which offered premium prices. More recently, we have expanded capacity and design capability toward high-definition television displays, which offer premium prices. In the more developed market for portable computer displays, we shifted our focus to the emerging 15.0-inch category in early 2002 as revenue growth in the 12.1-inch, 13.3-inch and 14.1-inch categories slowed. Our P3 and P4 panel factories are optimized for the efficient fabrication of 20.1-inch panels for desktop monitors and televisions, as well as 19-inch panels for desktop monitors, which have become fast-growing product categories. Our P5 factory is optimal for producing 17-inch monitor panels that are fast becoming the most popular desktop monitor size. Our P6 factory, which began commercial production in August 2004, processes 1,500 x 1,850 mm glass substrates to fabricate large and wide monitor and television displays. Our P7 factory, which began mass production in January 2006, processes 1,950 x 2,250 mm glass substrates and will be optimal for producing even larger-sized monitors and television displays, including 42-inch and 47-inch wide-format display panels.

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

Fabrication Facility	Commercial Production Date	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Actual Input Capacity as of December 31,
				2003		2004	2005
				(in input substrates per month)(1)
P1	September 1995	370x470	30,000	104,000		105,000	114,000
P2	February 1998	590x670	40,000	97,000		100,000	107,000
P3	July 2000	680x880	60,000	101,000		105,000	124,000
P4	March 2002	1,000x1,200	60,000	69,000		90,000	104,000
P5	May 2003	1,100x1,250	60,000	69,000		100,000	120,000
P6	August 2004	1,500x1,850	90,000	—		47,000	117,000
P7	January 2006	1,950x2,250	90,000	N/A	(2)	N/A	N/A

(1)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(2)	N/A = Not applicable. P7 began mass production in January 2006.

Our cash outflows from capital expenditures, which relate mainly to the construction of new fabs, including the construction and equipping of P6 and P7, and the acquisition of new equipment, amounted to (Won)1,438.2 billion in 2003, (Won)3,885.7 billion in 2004 and (Won)4,166.2 billion (US$4,124.9 million) in 2005. Our depreciation expense as a percentage of sales decreased from 15.7% in 2003 to 14.7% in 2004 but increased to 17.4% in 2005 primarily due to depreciation of P6, which began commercial production in August 2004. We expect our capital expenditures to increase significantly as:

•	we continue to develop our Paju Display Cluster, including the construction and build-out of P7, which cost approximately (Won)3.2 trillion in 2005. We estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately (Won)5.3 trillion in aggregate;

•	we are currently in the preliminary stage of constructing our eighth fabrication facility, or P8, in our Paju Display Cluster. Our estimated total capital expenditure for P8 is yet undecided as we continue to evaluate appropriate production capacity targets for P8, which will depend on future growth trends in the TFT-LCD panel market;

•	we broke ground for the construction of a new module production plant in Wroclaw, Poland in June 2006. We expect production at the Polish plant to commence in the first half of 2007 at an initial production capacity of 3 million modules per year. We plan to invest a total of €429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year; and

•	we are currently expanding our module production plants in Nanjing, China.

We have also entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, P4, the world’s first fifth-generation fab, began commercial production in March 2002 and reached its initial design capacity of 60,000 sheets per month by June 2003. Similarly, P5, also a fifth-generation fab, began commercial production in May 2003 and reached its initial design capacity of 60,000 sheets per month by December 2003. P6, a sixth-generation fab which began commercial production in August 2004, reached its initial design capacity of 90,000 sheets per month in August 2005. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. In 2005, we purchased approximately 57% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs. We aim to actively facilitate the development of a domestic vendor base to take advantage of lower prices and to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

Raw materials comprise the largest component of our costs. Over the past several years we have consistently increased the proportion of our raw material purchases from local suppliers, who typically offer lower prices compared to overseas suppliers. In 2005, approximately 81% of our raw materials were sourced from local suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per panel, including small-size display panels, or panels smaller than 10 inches in size, decreased from (Won)175,965 in 2003 to (Won)119,552 in 2004 and (Won)91,780 (US$90.9) in 2005.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different market and size categories. For example, beginning in 2001, there has been a greater demand for notebook computers with bigger screens, which led us to change our product mix to include more 15.0-inch panels and fewer 13.3-inch panels for notebook computers. We increased our sales of 18-inch panels for desktop monitors significantly beginning in 2002 to capture the emerging market for larger-size desktop monitors and now we offer 19-inch, 20-inch, 20-inch wide-format XGA and 30-inch WQXGA+ panels for desktop monitors. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2003, 2004 and 2005 in response to a notable rise in consumer acceptance and demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 17-inch wide-format, 19-inch, 32-inch wide-format, 37-inch wide-format and 42-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target larger-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate to a large extent the negative effect of price declines in 2003, 2004 and 2005 in most of our product categories. Our average selling price per panel for panels used in notebook computers, desktop monitors and televisions decreased by 9.5% from (Won)317,653 per panel in 2002 to (Won)287,399 in 2003, increased by 2.7% to (Won)295,120 in 2004 and decreased by 25.4% to (Won)220,077 (US$217.9) in 2005.

Our product portfolio also includes small-size display panels for handheld application products, such as mobile phones and personal digital assistants, and large-size display panels for industrial and other products, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Sales of our small-size display panels, or panels smaller than 10 inches in size, for these applications increased from 0.1 million in 2002 to 6.1 million in 2003, 25.1 million in 2004 and 51.0 million in 2005, principally as a result of increased demand for handheld application products. This substantial increase in unit sales of small-size display panels partially contributed to lower our overall average selling price on a per panel basis in 2003, 2004 and 2005 as a result of the significantly lower prices that such panels command.

The following table sets forth our sales by product category for the periods indicated and sales revenues in each product category as a percentage of our total sales:

	Year Ended December 31,
	2003		2004		2005
Panels for	Sales	%	Sales	%	Sales	Sales		%
	(in billions of Won, except for percentages)				(in millions of US$)
Notebook Computers	(Won)1,739	29%	(Won)2,119	25%	(Won)2,114	US$	2,093	21%
Desktop Monitors	3,517	58	4,662	56	4,740		4,693	47
Televisions	686	11	1,163	14	2,805		2,777	28
Other Applications(1)	156	2	381	5	417		413	4

Total	(Won)6,098	100%	(Won)8,325	100%	(Won)10,076	US$	9,976	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2003		2004		2005
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Notebook Computers	7,395	28%	9,125	17%	13,933	14%
Desktop Monitors	11,930	44	15,391	29	23,787	24
Televisions	1,351	5	2,401	5	6,168	6
Other Applications(1)	6,270	23	25,330	49	54,933	56

Total	26,946	100%	52,247	100%	98,821	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.

The following table sets forth our average selling price by markets for the periods indicated:

	Average Selling Price(1)
	Year Ended December 31,
	2003	2004	2005	2005
Notebook Computers	(Won)235,162	(Won)232,219	(Won)151,687	US$	150
Desktop Monitors	294,841	302,904	199,283		197
Televisions	507,535	484,382	454,748		450
Other Applications(2)	24,652	15,042	7,585		8

(1)	Average selling price for each market represents sales per market divided by unit sales per market.
(2)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

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

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life requires judgment based on our historical and anticipated use of the asset. Since 1999, all new machinery, equipment and vehicles are being depreciated on a straight-line basis over four years.

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

Operating Results

TFT-LCD technology is currently the most widely used flat panel display technology and, according to DisplaySearch, TFT-LCD display products accounted for approximately 81% of total flat panel display market revenues in 2005. Since commercial production of TFT-LCD products began in the 1990s, TFT-LCD has emerged as the dominant technology for notebook computers, captured increasing market share in desktop monitors and experienced high growth in penetrating the television market. This trend has primarily been driven by certain attractive physical (slimness, flatness, lighter weight, portability), electrical (lower power consumption, lower radiation) and visual (higher resolution, more stable picture quality, no flickering) attributes of TFT-LCD products. The increase in our sales from W6,098.4 billion in 2003 to W8,324.8 billion in 2004 and W10,075.6 billion (US$9,975.8 million) in 2005 reflects the rapidly expanding TFT-LCD display market. Advances in TFT-LCD technology and broader applications for TFT-LCD display products continue to present new and profitable opportunities for TFT-LCD manufacturers. We continually adjust our product mix to include emerging large display area product categories which typically command higher prices. On an annual basis, our gross margin has steadily increased from 22.3% in 2003 to 25.0% in 2004, but declined to 10.0% in 2005 due to unfavorable market conditions, principally decreases in our average selling prices.

Notwithstanding the general increase in our sales, in 2005, our purchases from related parties, including our affiliates LG Electronics and LG International, decreased, primarily due to the disaffiliation of GS Engineering & Construction from the LG Group, which occurred in January 2005. All of our related party transactions are conducted on an arm’s-length basis. Our total purchases of materials, equipment, components and services from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to 28.4% of our total purchases of materials, equipment, components and services in 2003, 21.2% in 2004 and 13.7% (excluding services purchased from GS Engineering & Construction which, as of January 2005, is no longer an affiliated company of the LG Group) in 2005. Our purchases of materials, equipment and components from LG International and its subsidiaries amounted to 17.5% of our total material, equipment and component purchases in 2003, 22.4% in 2004 and 16.7% in 2005. Our purchases of material, equipment and components from LG International and its subsidiaries as well as unaffiliated vendors depend primarily on the level of our capital expenditures.

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2003	%	2004	%	2005	2005		%
	(in billions of Won, except for percentages)					(in millions of US$, except for percentages)
Sales	(Won)6,098	100%	(Won)8,325	100%	(Won)10,076	US$	9,976	100%
Cost of sales	4,741	78	6,246	75	9,070		8,980	90

Gross profit	1,357	22	2,079	25	1,006		996	10
Selling, general and administrative expenses	235	4	319	4	528		523	5

Operating income	1,122	18	1,760	21	478		473	5
Other income (expense)	(61)	(1)	(18)	0	(73)		(72)	1

Income before income taxes	1,061	17	1,742	21	405		401	4
Provision (benefit) for income taxes	54	1	38	1	(137)		(135)	1

Net income	(Won)1,007	17%	(Won)1,704	20%	(Won)542	US$	536	5%

Comparison of 2005 to 2004

Sales

Our sales increased by 21.0% from W8,324.8 billion in 2004 to W10,075.6 billion (US$9,975.8 million) in 2005. Significant increases in unit sales of our large-size panels for televisions were the primary contributing factors to this increase. In particular:

•	unit sales of 32.0-inch panels for televisions increased by more than ten-fold from 0.1 million panels in 2004 to 1.4 million panels in 2005;

•	unit sales of 26.0-inch panels for televisions increased by more than three-fold from 0.3 million panels in 2004 to 1.1 million panels in 2005;

•	unit sales of 37.0-inch panels for televisions increased by more than twenty-fold from 27,000 panels in 2004 to 0.7 million panels in 2005; and

•	unit sales of 42.0-inch panels for televisions increased by more than twenty-fold from 8,000 panels in 2004 to 0.2 million panels in 2005.

The total unit sales of panels for televisions increased by 156.9% from approximately 2.4 million in 2004 to 6.2 million in 2005. Total sales attributable to television panels increased by 141.2% from approximately W1,162.8 billion in 2004 to W2,805.0 billion in 2005. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price for our television panels in 2005.

While the total unit sales of panels for notebook computers and desktop monitors increased significantly in 2005, sales attributable to panels for notebook computers were flat and sales attributable to panels for desktop monitors increased by only 1.7% due to decreases in their average selling prices. The increase in total unit sales of panels for notebook computers and desktop monitors primarily reflected growing market demand for larger-sized panels, particularly 15.0-inches or larger for notebook computers and 17.0-inches or larger for desktop monitors.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for notebook computers and televisions from 2004 to 2005. The average selling price of panels for notebook computers decreased 34.7% from W232,219 in 2004 to W151,687 (US$150.2) in 2005, the average selling price of panels for desktop monitors decreased 34.2% from W302,904 in 2004 to W199,283 (US$197.3) in 2005 and the average selling price of panels for televisions decreased 6.1% from W484,382 to W454,748 (US$450.2) over the same period.

Cost of Sales

Cost of sales increased by 45.2% from W6,246.2 billion in 2004 to W9,069.8 billion (US$8,980.0 million) in 2005. As a percentage of sales, cost of sales increased from 75.0% in 2004 to 90.0% in 2005. The increase in our cost of sales in 2005 was attributable primarily to increases in:

•	raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, partially offset by our ongoing raw material cost reduction efforts;

•	depreciation expenses, resulting from the commencement of depreciation of P6, which began commercial production in August 2004, partially offset by lower depreciation of P1, P2 and P3;

•	overhead costs, primarily resulting from expenses related to expansion of existing facilities and expenses due to increased production capacity, including utility fees, supply costs and freight and insurance expenses; and

•	labor costs, resulting from an increase in the number of production employees hired to meet the operating demands of P6 and an increase in wage rates.

As a percentage of our total cost of sales, raw material costs decreased slightly from 2004 to 2005, as labor costs decreased slightly but depreciation expenses increased slightly, from 2004 to 2005.

Cost of sales per panel decreased by 23.2% from W119,552 in 2004 to W91,780 (US$90.9) in 2005 reflecting our ongoing cost reduction efforts, particularly in managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers and significant increases in unit sales of other small-sized application products, which are generally less costly to produce than panels in our other product categories. In 2005, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased 51.6% from W2,078.6 billion in 2004 to W1,005.7 billion (US$995.8 million) in 2005 and our gross margin declined from 25.0% to 10.0% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 65.9% from W318.4 billion in 2004 to W528.1 billion (US$522.9 million) in 2005. As a percentage of sales, our selling, general and administrative expenses increased from 3.8% in 2004 to 5.2% in 2005. The increase in selling, general and administrative expenses in 2005 was attributable primarily to increases in:

•	shipping and handling cost, which is based on unit weight, resulting from increased sales volume, especially of larger size panels, and, to a lesser extent, increases in shipping rates, fuel surcharges and sales to more geographically distant markets such as Europe;

•	research and development expenses, consisting primarily of salaries paid to research and development personnel at our research and development center in Anyang, resulting from an increase in the number of research and development employees in Anyang and an increase in wage rates;

•	salaries, bonuses and retirement pay, resulting from an increase in the number of selling and administrative staff hired to meet the operating demands of P6 and an increase in wage rates;

•	advertising expenses, which include fees paid to LG Corp. and Philips Electronics for the use of the “LG” and “Philips” brand logos, which we began paying in 2005; and

•	fee and commission expenses, primarily consisting of legal fees related to our patent litigation and arising in connection with the establishment of our Polish subsidiary.

The following table shows selling, general and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2005:

	Year Ended December 31,
	2004	2005
	(in billions of Won)
Salaries and bonus	(Won)53.7	(Won)61.6
Retirement allowance	3.5	4.6
Employee benefit	16.9	11.0
Transportation	94.6	187.6
Depreciation	6.9	10.5
Insurance	3.6	6.8
Travel	7.6	8.8
Fee and commission	36.7	64.6
Advertising	5.5	21.9
Sales promotion	5.0	14.7
Overseas market development	7.4	8.8
Research and development	42.3	55.4
Others	34.7	71.8

Total	(Won)318.4	(Won)528.1

As a percentage of our total selling, general and administrative expenses, salaries, bonuses and retirement pay, as well as research and development expenses decreased from 2004 to 2005, while shipping and handling cost increased from 2004 to 2005.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income decreased by 72.9% from (Won)1,760.1 billion in 2004 to (Won)477.6 billion (US$472.9 million) in 2005. Our operating margin decreased from 21.1% to 4.7% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). Our total other expense increased nearly four-fold from (Won)18.3 billion in 2004 to (Won)72.7 billion (US$72.0 million) in 2005, primarily due to:

•	an increase in net interest expense from (Won)38.1 billion in 2004 to (Won)56.9 billion (US$56.4 million) in 2005 primarily due to a significant increase in interest expense from (Won)58.0 billion in 2004 to (Won)107.5 billion (US$106.5 million) in 2005 reflecting increased levels of long-term debt over the same period, which more than offset an increase in interest income from (Won)20.0 billion in 2004 to (Won)50.6 billion (US$50.1 million) in 2005, which was due to increased levels of cash holdings over the same period; and

•

change from net foreign exchange gain of (Won)19.1 billion in 2004 to net foreign exchange loss of (Won)23.6 billion (US$23.4 million) in 2005 primarily due to the decrease in foreign currency translation gain on our foreign-currency debt resulting from a deceleration in the appreciation of the Korean Won against the U.S. dollar in 2005.

Provision (Benefit) for Income Taxes

We reported income tax benefit of (Won)136.7 billion (US$135.4 million) in 2005, while in 2004 we reported a provision for income taxes of (Won)38.1 billion. This change was primarily due to the lower income before income taxes we recorded in 2005 and the effects of our application of (Won)176.0 billion in investment tax credit.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, our net income decreased by 68.2% from (Won)1,703.7 billion in 2004 to (Won)541.6 billion (US$536.3 million) in 2005.

Comparison of 2004 to 2003

Sales

Our sales increased by 36.5% from (Won)6,098.4 billion in 2003 to (Won)8,324.8 billion in 2004. Significant increases in unit sales of our large-size panels for notebook computers, desktop monitors and televisions were the primary contributing factors to this increase. In particular:

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

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for notebook computers and televisions from 2003 to 2004. The average selling price of panels for notebook computers decreased 1.3% from (Won)235,162 in 2003 to (Won)232,219 in 2004 and the average selling price of panels for televisions decreased 4.6% from (Won)507,535 to (Won)484,382 over the same period. The average selling price of panels for desktop monitors, however, increased 2.7% from (Won)294,841 in 2003 to (Won)302,904 in 2004.

Cost of Sales

Cost of sales increased by 31.7% from (Won)4,741.6 billion in 2003 to (Won)6,246.2 billion in 2004. As a percentage of sales, however, cost of sales decreased from 77.8% in 2003 to 75.0% in 2004. The increase in our cost of sales in 2004 was attributable primarily to increases in:

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

Cost of sales per panel decreased by 32.1% from (Won)175,965 in 2003 to (Won)119,552 in 2004 reflecting our ongoing cost reduction efforts, particularly in managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers, as well as a shift in product mix to larger-size panels. In 2004, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased 53.2% from (Won)1,356.8 billion in 2003 to (Won)2,078.6 billion in 2004 and our gross margin improved from 22.3% to 25.0% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 35.8% from (Won)234.5 billion in 2003 to (Won)318.4 billion in 2004. As a percentage of sales, however, our selling, general and administrative expenses remained the same at 3.8% in both 2003 and 2004. The increase in selling, general and administrative expenses in 2004 was attributable primarily to increases in:

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

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income increased by 56.8% from (Won)1,122.2 billion in 2003 to (Won)1,760.1 billion in 2004. Our operating margin improved from 18.4% to 21.1% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). Our total other expense decreased by 70.1% from (Won)61.2 billion in 2003 to (Won)18.3 billion in 2004, primarily due to:

•	a decrease in net interest expense from (Won)77.2 billion in 2003 to (Won)38.1 billion in 2004 primarily due to a significant increase in interest income from (Won)6.4 billion in 2003 to (Won)20.0 billion in 2004 reflecting increased cash holdings over the same period. Refinancing of our Won-denominated debentures and the issuance of U.S. dollar-denominated floating rate notes with low interest rates also contributed to the decrease in our net interest expense; and

•	an increase in net foreign exchange gain from (Won)15.0 billion in 2003 to (Won)19.1 billion in 2004 as a result of a (Won)172.0 billion foreign exchange translation gain in 2004 due to appreciation of the Korean Won against the U.S. dollar and our use of foreign exchange forward contracts to mitigate the impact of foreign currency gains or losses.

Provision (Benefit) for Income Taxes

We reported a provision for income taxes of (Won)38.1 billion in 2004, while in 2003 we reported a provision for income taxes of (Won)54.6 billion. This change was primarily due to the higher income before income taxes we recorded in 2004.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, our net income increased by 69.3% from (Won)1,006.5 billion in 2003 to (Won)1,703.7 billion in 2004.

Item 5B.	Liquidity and Capital Resources

Since 2003, our principal sources of cash have been cash flow from our operating activities and debt and equity financing. We had cash and cash equivalents of (Won)504.0 billion, (Won)1,361.2 billion and (Won)1,579.4 billion (US$1,563.8 million) as of December 31, 2003, 2004 and 2005, respectively. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabs and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements, servicing our debt payments and payment of technology license fees. We expect our cash requirements for 2006 to be primarily for capital expenditures.

Although we have historically been able to satisfy our cash requirements from cash flow from operations and debt financing, our ability to continue to do so will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. We re-evaluate our capital requirements regularly in light of our cash flow from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flow from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, including the issuance of equity, equity-linked and other debt securities. Since the second quarter of 2003, we began to gradually increase our cash holdings to better reflect the extent of our operating and investing activities.

Our net cash provided by operating activities amounted to (Won)1,671.8 billion in 2003, (Won)2,742.9 billion in 2004 and (Won)2,108.7 billion (US$2,087.8 million) in 2005. The increase in net cash provided by operating activities in 2003 and 2004 was due primarily to the increase in cash receipts from our sales, which outpaced the increase in our cash expenditures. The decrease in net cash provided by operating activities in 2005 was due primarily to the decrease in net income. Our net income increased from (Won)1,006.5 billion in 2003 to (Won)1,703.7 billion in 2004, but decreased to (Won)541.6 billion (US$536.3 million) in 2005. Accounts receivable increased by (Won)607.5 billion in 2003, in line with increased sales, decreased by (Won)205.0 billion in 2004, primarily due to our accounts receivable securitization program, which, in 2004, totaled approximately (Won)245.9 billion, and increased by (Won)400.8 billion (US$396.9 million) in 2005, primarily as a result of an increase in sales revenues. The increase in net cash provided by operating activities in 2004 was partially reduced by an increase in inventories in the amount of (Won)468.2 billion in the same period, which reflected a higher level of finished products, work-in-process and raw materials as a result of increased sales activities and projected demand growth for the following years. Conversely, the decrease in net cash provided by operating activities in 2005 was partially offset by a decrease in inventories in the amount of (Won)114.5 billion (US$113.4 million) in 2005, primarily as a result of continued improvements in inventory management coupled with increased customer demand.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabs, contribute to the fluctuations in our inventory levels from period to period. We began commercial production at P4 in March 2002 and at P6 in August 2004 and at P7 in January 2006. In 2004, an increase in our production output primarily resulted in a 139.4% increase in our inventories from year-end 2003. In 2005, strong demand and an expanding TFT-LCD market caused a 14.2% decrease in our inventory levels from year-end 2004. Inventories comprised the following for the periods indicated:

	As of December 31,
	2003	2004	2005
	(in billions of Won and millions of US$)
Finished Goods	(Won)122.3	(Won)511.0	(Won)328.8	US$	325.6
Work in process	88.7	124.4	166.9		165.2
Raw Materials	124.9	168.7	193.9		192.0

Total	(Won)335.9	(Won)804.1	(Won)689.6	US$	682.8

Our net cash used in investing activities amounted to (Won)1,452.7 billion in 2003, (Won)3,892.8 billion in 2004 and (Won)4,197.9 billion (US$4,156.3 million) in 2005. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to (Won)1,438.2 billion, (Won)3,885.7 billion and (Won)4,166.2 billion (US$4,124.9 million) in 2003, 2004 and 2005, respectively. We intend to fund our capital requirements associated with capacity expansion projects, including the expansion of our seventh fabrication facility, or P7, and the construction of our eighth fabrication facility, or P8, and our new Polish plant with cash flow from operations and other financing activities, such as external long-term borrowings and securities offerings. Through the end of 2005, we had used the combined gross proceeds of (Won)2,651.0 billion (US$2,624.8 million) from our initial public offering of shares of common stock and ADSs and follow-on offering of ADSs in July 2005 to fund our expansion projects, including construction of P7 and to pay our initial public offering and follow-on offering expenses.

We currently expect our capital expenditures to be approximately (Won)4.2 trillion in 2006, primarily to fund capacity expansion of P7, the construction of P8 and the new module production plant in Poland and improvements to our pre-existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, some of which are beyond our control. We review the amount of our capital expenditures quarterly and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to (Won)214.8 billion in 2003, (Won)2,008.8 billion in 2004 and (Won)2,307.7 billion (US$2,284.8 million) in 2005. The significant amount of net cash provided by financing activities in 2005 reflects primarily proceeds to us from our (Won)1,422.0 billion (US$1,407.9 million) follow-on offering of ADSs, the issuance of US$475 million in aggregate principal amount of zero coupon convertible bonds and the issuance of (Won)600 billion in domestic debentures. The net cash provided by these financing activities was partially offset by a repayment of US$200.0 million of U.S. dollar-denominated floating rate notes, term notes and term loan. We have not declared any dividends since 2001.

We had a total of (Won)483.2 billion and (Won)309.0 billion (US$305.9 million) outstanding under short-term borrowings as of December 31, 2004 and 2005, respectively. The weighted average interest rate under the terms of these short-term borrowings was 5.2% as of December 31, 2005. All of our short-term borrowings are loans from local and foreign banks extended to us or our subsidiaries.

We have in place overdraft agreements with various banks in the amount of (Won)59.0 billion that are renewable on a yearly basis. There were no drawdowns under these agreements as of December 31, 2005. In addition, we also maintain a revolving credit facility with certain banks in the aggregate amount of approximately (Won)400.0 billion and a long-term credit facility in the amount of (Won)150 billion. As of December 31, 2005, we had no amounts outstanding under the revolving credit facility and a long-term credit facility.

As of December 31, 2005, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)3,293.5 billion (US$3,260.9 million), primarily consisting of (Won)1,924.5 billion of Korean Won-denominated debentures, US$475.0 million convertible bonds, US$382.5 million aggregate principal amount of U.S. dollar-denominated senior floating rate notes and term notes, US$325.8 million of long-term loan and RMB263.0 million long-term loan.

As of December 31, 2005, US$430.0 million of our US$1,183.3 million aggregate principal amount of U.S. dollar-denominated long-term borrowings are hedged against foreign exchange rate and interest rate fluctuations.

We issued (Won)200 billion principal amount of five-year debentures in July 2001, (Won)300 billion principal amount of five-year debentures in November 2002, (Won)250 billion principal amount of five-year debentures in October 2003, (Won)300 billion principal amount of five-year debentures in May 2004, (Won)300 billion principal amount of five-year debentures in November 2004, (Won)400 billion principal amount of five-year debentures in March 2005 and (Won)200 billion principal amount of five-year debentures in December 2005.

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

Our debt obligations as of December 31, 2005 are set forth below:

Short-Term Debt Obligations as of December 31, 2005
Borrower	Date of Issuance	Securities	Amount as of December 31, 2005 (in billions of Won)	Original Principal Amount (in millions of US$, millions of RMB and millions of Japanese yen)		Principal Underwriters, Purchasers	Maturity
LG.Philips LCD America	13~21/12/05	Short Term Loan	(Won)5	US$	5	Comerica Bank	1/20/06-3/6/06

LG.Philips LCD	21~30/12/05	Export Bill Discount	(Won)304	US$	300	ABN Amro Bank and other financial institutions	1/31/06~3/10/06

	Sub-total		309

Long-Term Debt Obligations as of December 31, 2005
Borrower	Date of Issuance	Securities	Amount as of December 31, 2005 (in billions of Won)	Original Principal Amount (in billions of Won, millions of US$ and Chinese RMB)	Principal Underwriters or Purchasers or Lender	Maturity
LG.Philips LCD	7/30/01	Debentures	(Won)199	(Won)200	SK Securities Co., Ltd., Korea Development Bank	7/30/06

LG.Philips LCD	11/6/02	Debentures	(Won)293	(Won)300	SK Securities Co., Ltd., Korea Development Bank	11/6/07

LG.Philips LCD	10/2/03	Debentures	(Won)247	(Won)250	SK Securities Co., Ltd., Woori Investment & Securities	10/2/08

LG.Philips LCD	5/13/04	Debentures	(Won)296	(Won)300	SK Securities Co., Ltd., Woori Investment & Securities, Korea Investment & Securities Co., Ltd.	5/13/09

LG.Philips LCD	11/23/04	Debentures	(Won)294	(Won)300	Woori Investment & Securities, SK Securities Co., Ltd., Daewoo Securities Co., Ltd.	11/23/09

LG.Philips LCD	3/21/05	Debentures	(Won)395	(Won)400	Hanwha Securities Co.Ltd., Woori Investment & Securities	3/21/10

LG.Philips LCD	12/14/05	Debentures	(Won)200	(Won)200	National Agricultural Cooperative Federation	12/14/10

LG.Philips LCD	8/28/03	Long Term Loan	(Won)59	(Won)59	Export-Import Bank of Korea	2/28/06- 8/28/08 *2 year grace and 3 year installment payment

LG.Philips LCD	2/10/04	Long Term Loan	(Won)59	(Won)59	Export-Import Bank of Korea	8/10/06- 2/10/09 *2 year grace and 3 year installment payment

LG.Philips LCD	7/28/05- 11/24/05	Long Term Loan	(Won)9	(Won)9	Shinhan Bank	9/15/10- 6/15/15 *5 year grace and 5 year installment payment

LG.Philips LCD	11/4/03	Floating Rate Notes	(Won)102	US$202	ABN Amro Bank and other financial institutions	11/4/06

Long-Term Debt Obligations as of December 31, 2005
Borrower	Date of Issuance	Securities	Amount as of December 31, 2005 (in billions of Won)	Original Principal Amount (in billions of Won, millions of US$ and Chinese RMB)	Principal Underwriters or Purchasers or Lender	Maturity

LG.Philips LCD	11/4/03	Term Notes	(Won)32	US$64	DBS Seoul, Mizuho Corporate Asia (H.K.) and other financial institutions.	11/4/06

LG.Philips LCD	12/11/03	Term Notes	(Won)50	US$100	DBS Seoul, Mizuho Corporate Asia (H.K.) and other financial institutions	11/4/06

LG.Philips LCD	10/8/04	Floating Rate Notes	(Won)203	US$200	ABN Amro Bank	10/8/07

LG.Philips LCD	4/19/05-4/28/05	Convertible Bonds	(Won)492	US$475	Morgan Stanley, Citigroup, UBS	4/19/10 * put option matures on 10/19/07

LG.Philips LCD	11/4/03	Long Term Loan	(Won)18	US$35	Woori Bank, Bank of China	11/4/06

LG.Philips LCD	12/14/04	Long Term Loan	(Won)49	US$48	Export-Import Bank of Korea	6/14/07- 12/14/10 *2 year grace and 4 year installment payment

LG.Philips LCD	3/30/05	Long Term Loan	(Won)101	US$100	Korea Development Bank	7/2/07- 3/30/12 *2 year grace and 5 year installment payment

LG.Philips LCD	9/29/05	Long Term Loan	(Won)51	US$50	Korea Development Bank	7/2/07- 3/30/12 *1.5 year grace and 5 year installment payment

LG.Philips LCD Nanjing	3/14/03-11/3/05	Long Term Loan	(Won)144	RMB263 US$110	Bank of China, China Construction Bank and other financial institutions	9/17/06- 11/22/10
	Sub-total		3,293

Current portion of long-term debt obligation			442

Long-term debt, excluding current portion of long-term debt			2,851

Debt obligation			3,602

*	Current portion of long-term debt

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties.

Set forth below are the aggregate amounts, as of December 31, 2005, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)3,318,981	(Won)443,504	(Won)981,083	(Won)1,848,648	(Won)45,746
Operating Leases	2,337	1,564	711	62	—
Fixed License Payment	291,709	74,356	84,913	37,840	94,600

Total Obligations	(Won)3,613,027	(Won)519,424	(Won)1,066,707	(Won)1,886,550	(Won)140,346

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)39.0 billion in 2003, (Won)43.7 billion in 2004 and (Won)47.1 billion (US$46.4 million) in 2005, representing 23.1% of our research and development expenses in 2003, 17.1% in 2004 and 12.9% in 2005. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Material Related Party Transactions

We engage from time to time in a variety of transactions with related parties. See “Item 7B. Related Party Transactions.”

We sell TFT-LCD panels, primarily large-size panels for notebook computers, desktop monitors and televisions, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis. Pricing and other principal terms of the sales to LG Electronics are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Until 2003, LG Electronics purchased a portion of its large-size panel requirements through Serveone (formerly LG MRO), a company that procures and purchases various materials, equipment and services for affiliated companies of LG Electronics. LG Electronics no longer purchases such panels from Serveone. Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, including sales through Serveone, amounted to (Won)1,527.6 billion, or 25.1% of our sales, in 2003, (Won)1,607.1 billion, or 19.3% of our sales, in 2004 and (Won)1,821.5 billion (US$1,803.5 million), or 18.1% of our sales, in 2005.

We also sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)603.6 billion, or 9.9% of our sales, in 2003, (Won)1,210.9 billion, or 14.5% of our sales, in 2004 and (Won)1,323.6 billion (US$1,310.5 million), or 13.1% of our sales, in 2005.

We also purchase driver integrated circuits from Philips Electronics’ semiconductor division under a volume and price agreement. These purchases amounted to (Won)37.1 billion, (Won)52.3 billion and (Won)52.2 billion (US$51.7 million) in 2003, 2004 and 2005, respectively.

We sell our products to certain subsidiaries of LG International in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries on an aggregate basis amounted to 10.0%, 5.5% and 7.4% in 2003, 2004 and 2005, respectively. We sell our products to LG International and its subsidiaries at a market price determined on an arm’s-length basis.

In addition, we procure a portion of our production materials, equipment and components from LG International’s overseas subsidiaries in Japan, Europe and the United States. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are determined on an arm’s-length basis. Our purchases of materials, equipment and components from LG International and its subsidiaries amounted to (Won)768.2 billion, or 17.5% of our total material, equipment and component purchases, in 2003, (Won)1,652.4 billion, or 22.4%, in 2004 and (Won)1,338.1 billion (US$1,324.8 million), or 16.7%, in 2005. We also purchase raw materials, equipment, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chem Ltd., Serveone (formerly LG MRO) and GS Engineering & Construction Co., Ltd. As of January 2005, GS Engineering & Construction is no longer an affiliated company of the LG Group. Our total purchases of materials, equipment, components and services from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,333.0 billion, or 28.4% of our total purchases of materials, equipment, components and services, in 2003, (Won)1,747.2 billion, or 21.2%, in 2004 and (Won)1,258.6 billion (US$1,246.2 million), or 13.7%, in 2005.

Taxation

The effective statutory corporate income tax rate currently applicable to us is 14.3% for the first (Won)100 million of our taxable income and 27.5% for our taxable income in excess of (Won)100 million for each fiscal year beginning on or after January 1, 2005. Prior to its amendment in accordance with the Corporation Tax Law enacted in December 2003, the tax rate applicable to us was 16.5% and 29.7%, respectively. We have calculated our deferred income tax assets as of December 31, 2004 taking into consideration the change in effective tax rate beginning on January 1, 2005.

Tax Exemptions

Under the Special Tax Treatment Control Law of Korea, we are entitled, beginning in August 1999 when we registered Philips Electronics’ investment in us, to the following tax exemptions:

•	an exemption from corporate income tax in an amount proportional to the percentage of foreign direct equity investment in us for the first seven taxable years following such investment and at one-half of that percentage for the three taxable years thereafter;

•	an exemption from local taxes, such as registration tax and property tax, in an amount proportional to the percentage of foreign direct equity investment in us for the first five taxable years following such investment and at one-half of that percentage for the three taxable years thereafter (the exemption rate may be further increased and the applicable period further extended pursuant to local ordinances);

•	a reduction, in an amount proportional to the percentage of the foreign direct equity investment in us for the first seven taxable years and at one-half of that percentage for three years thereafter, in withholding on dividends to foreign investors who directly acquired new shares issued by us through a foreign direct investment under the Foreign Investment Promotion Act of Korea; and

•	100% exemption for three taxable years from customs duties and value-added tax on capital equipment imported directly for use in our business, up to the amount of the foreign direct equity investment in us.

In 2005, we received a tax benefit of (Won)35.1 billion (US$34.7 million), or 8.7% of income before income taxes, as a result of Philips Electronics’ 41.33% weighted average ownership in us before and after our follow-on offering. Until 2008, we will lose 0.137% of the tax exemption benefit with respect to income generated from our TFT-LCD business for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate applicable to us is the same as that in 2005. After 2008, we will no longer be eligible to receive this income tax exemption. Losses of portions of this tax exemption could negatively affect our results of operations.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003, 15% for our capital investments made on or before December 31, 2004, 10% for our capital investments made on or before December 31, 2005 and 7% for our capital investments made on or before December 31, 2006, each in proportion to the percentage of equity investment in us other than foreign direct equity investment. In addition, we are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2005, we had available deferred tax assets related to these credits in the amount of (Won)293.0 billion (US$290.1 million), which may be utilized against future income tax liabilities through 2010.

Recognition of Deferred Income Tax Assets

We recognize deferred income tax assets (net of valuation allowance) to the extent that, in the judgment of management, utilization of the related tax benefits before their expiration is more likely than not. Our ability to utilize the future tax benefits related to our deferred tax assets depends on many factors, including an assessment of our ability to generate taxable income, the overall industry outlook and the outlook for the Korean economy. We value our deferred income tax assets on an ongoing basis, and make valuation allowances if, in our assessment, current results suggest that it is more likely than not that a portion or all of our deferred income tax assets will not be realized before their expiration. We have determined that no valuation allowance was required as of December 31, 2003, 2004 and 2005.

As of December 31, 2005, we had (Won)362.9 billion (US$359.3 million) in net deferred income tax assets, including unused investment tax credits of (Won)293.0 billion (US$290.1 million) that may be used to offset taxable income through 2010.

Recent U.S. GAAP Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“SFAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe adoption of SFAS No. 151 will have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee share-based compensation and eliminates the alternative use of the intrinsic value method prescribed by APB No. 25. Within limited exceptions, SFAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. We have adopted SFAS No. 123(R) and account for our Stock Appreciation Plan using the Black-Scholes Option Pricing Model.

On December 16, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets,” (“SFAS No. 153”) an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges beginning in the second quarter of fiscal 2006. We do not believe adoption of SFAS No. 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

In May 2005, FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections – a replacement of APB NO. 20 and SFAS No. 3 (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated financial position or results of operations or cash flows.

In February 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments (“FAS No. 155”), an amendment of FAS No. 133, Accounting for Derivatives Instruments and Hedging Activities and FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. FAS No. 155 amends FAS No. 133 to narrow the scope of the exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of contractual interest or principal cash flows. FAS No. 155 also amends FAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. We are currently evaluating the impact of this new standard but believe that it will not have a material impact on our financial position, results of operations or cash flows.

Item 5C. Research and Development, Patents and Licenses, etc.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)279.2 billion in 2003, (Won)416.7 billion in 2004 and (Won)564.7 billion (US$559.1 million) in 2005, representing 4.6% of our sales in 2003, 5.0% in 2004 and 5.6% in 2005. Included in these figures are product development costs directly associated with production at our Gumi facilities, excluding depreciation expense, as well as research and development expenses, excluding depreciation expense, in the aggregate amount of (Won)162.3 billion in 2003, (Won)244.2 billion in 2004 and (Won)353.7 billion (US$350.2 million) in 2005, and capital expenditures related to research and development and manufacturing for research and development test runs in the amount of (Won)117.0 billion in 2003, (Won)172.5 billion in 2004 and (Won)211.0 billion (US$208.9 million) in 2005.

Our research and development center in Anyang experiments with promising ideas and develops them to the proof-of-concept stage, while the Gumi development center brings the new process technologies Anyang has developed to production readiness. Our research and development activities primarily focus on the development of new and improved manufacturing processes and product features. For example, in 2003, we successfully developed External Electrode Fluorescent Lamp, or EEFL, technology in Anyang. EEFLs reduce the number of transformers required in inverter or backlight systems, thereby reducing material costs related to driver integrated circuits and making our assembly line more efficient. At our Gumi development center we succeeded in developing the first 30-inch wide-format EEFL television panel in the world in 2004. Through the successful development of EEFL technology, we have achieved high cost reduction and greater efficiency in the production of our backlight systems. More recently, we have successfully applied EEFL technology to larger-sized models, including 32- and 37-inch wide-format television panels. Many of our competitors have succeeded in applying this technology only to small-sized television models.

We believe that the trend for display products in the future is the widespread use of affordable large-size flat panel products with higher performance qualities. To meet the demands of this future trend, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the TFT-LCD industry. Accordingly, we are developing long-term alternative technologies, such as LED backlight technology, which might provide improved black contrast and better color performance quality at lower cost. We have also developed copper line technology, a cutting edgy technology that takes advantage of copper’s low electrical resistance to improve the transmission of video signals even across large-sized LCD screens, resulting in sharp image quality with minimal distortion. We were the first company to apply copper line technology to high resolution LCD panels. We are also further developing 120Hz driving technology based on copper line and other new circuit algorithms. 120Hz driving technology decreases motion blur by doubling the speed of the usual frame rate.

In order to maintain our position as one of the industry’s technology leaders, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our long-term strategy. Therefore, we complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students. We enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. We also belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. In addition to these collaborations, we may form strategic technology alliances with the research arms of LG Electronics or Philips Electronics, as well as suppliers and equipment makers in “cluster” industries, that is, industries related to the TFT-LCD industry, in order to enhance our capability to develop new technology. For example, we are pursuing joint development projects with LG Chem to further strengthen our competitiveness in display panel materials.

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2005, we employed 1,354 personnel in our research and development department, 45% of whom have master’s degrees and 4% of whom have Ph.D. degrees.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

We currently hold a total of 4,326 patents, including 2,180 in Korea, 1,449 in the United States and 104 in Japan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2006 to 2022.

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

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)23.5 billion in 2002, (Won)39.5 billion in 2003, (Won)43.7 billion in 2004 and (Won)47.1 billion (US$46.4 million) in 2005, representing 20.0% of our research and development expenses in 2002, 23.1% in 2003, 17.1% in 2004 and 12.9% in 2005. We expect that expenses relating to our license fees and royalty payments relating to intellectual property licenses will increase until 2006 due to ongoing royalty payments to Semiconductor Energy Laboratory Co., Ltd., or SEL, in connection with a license under certain patents relating to amorphous silicon thin film transistor technology. We did not receive any license fees from third parties in 2003. We received US$2.8 million and US$26.3 million in license fees from third parties, in 2004 and 2005, respectively, which amounts are recognized as an offset account against license-related prepaid expenses.

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

We entered into a license agreement with Semiconductor Energy Laboratory, or SEL, in October 2001 for a non-exclusive, non-transferable license under certain patents relating to amorphous silicon thin film transistor technology to use the technology in the development, manufacture and sale of certain TFT-LCD products until September 30, 2005. The agreement provides for an upfront license fee and ongoing royalty payments at a percentage of the sales of the LCD panels and modules we produce using the licensed technology. Under the agreement, we also grant to SEL a royalty-free, non-exclusive and non-transferable license under patents that we own solely or jointly with other parties. The agreement is subject to termination in the event of failure to cure a material breach of certain provisions and covenants, including unauthorized sub-licensing and the filing of inaccurate royalty reports, and upon the occurrence of certain insolvency events.

We entered into a license agreement with SEL in October 2005 for a non-exclusive and non-transferable license under certain patents relating to amorphous silicon thin film transistor technology for use in the development, manufacture and sale of certain TFT-LCD products and for a cross license under certain patents relating to LTPS AMOLED technology for use in the development, manufacture and sale of certain LTPS AMOLED products. Under the license agreement, we are obligated to make ten annual payments to SEL starting in 2006. Pursuant to this agreement, we also granted SEL a royalty-free, non-exclusive and non-transferable license under patents that we own solely or jointly with other parties. Our license agreement with SEL expires in December 2015.

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

In connection with the settlement of a lawsuit with NEC, we entered into a cross-license agreement with NEC in April 2001, under which each party granted to the other a non-exclusive and non-transferable worldwide licenses under all of its patents filed prior to the fifth anniversary of the effective date relating to LCD modules, panels, materials and driver chips. In particular, each party granted to the other a non-exclusive license under its side mounting patents. In addition, NEC authorized us to grant to LG Electronics a license under NEC’s monitor patents for the production and sale of monitors. The licenses granted under the agreement are generally non-transferable, subject to certain exceptions and will expire upon the expiration of the last patent to be filed by either NEC or us prior to April 2006. The agreement is subject to termination in the event of failure to cure a material breach of the terms of the agreement and upon the occurrence of certain insolvency events. Upon termination, the rights and licenses granted to the breaching party by the non-breaching party shall terminate but the non-breaching party may continue to use the rights and licenses granted to it by the breaching party.

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

We are currently discussing with Merck & Co., our key supplier of liquid crystal materials, for a license under a Merck patent for a panel design technology that is a basic technology used in IPS for the manufacture and sale of certain large-size display panels. Currently, we are consulting with Merck about the terms of a possible licensing arrangement, including the payment of any license fees. As one of Merck’s largest customers, we anticipate that we would be able to reach a mutually acceptable arrangement. Our negotiations with Merck, however, may take some time before we are able to reach an agreement. Unsuccessful negotiations with Merck could have a material adverse effect on our business, results of operations and financial condition.

Philips Electronics and Toshiba Corporation entered into a royalty-free cross-license agreement in July 2000, as amended in a side letter dated March 2004, for a worldwide, non-exclusive and non-transferable license to use each other’s patents relating to display cells and circuitry components for the manufacture and sale of certain TFT-LCD products. The cross-license agreement extends to affiliates, subsidiaries and certain associated companies of Philips Electronics and Toshiba, which included us prior to our initial public offering in July 2004. The ability of Toshiba and us to use each other’s patented technologies under this cross-license agreement automatically terminated when, following our initial public offering, Philips Electronics ceased to own or control at least 50% of our voting stock. However, under the terms of the license agreement we will continue to be licensed to use those patents that were filed prior to the date on which we were no longer deemed to be an associated company of Philips Electronics, which is July 2004, for the life of such patents.

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

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. We received US$29.1 million in license fees under such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements.

Item 5D. Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5E. Off-Balance Sheet Arrangements

Historically, we had not engaged in any material off-balance sheet financing activities to finance our operations or expansion. In September 2004, we entered into a revolving US$300 million asset-backed commercial paper program using the selected accounts receivable of our four sales subsidiaries in Germany, Taiwan, Japan and the United States. We have used the proceeds from this financing to reduce the payment terms of our sales subsidiaries’ accounts payable and to meet working capital needs.

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

The tables below set forth information regarding our current directors and executive officers. The business address of all of the directors and executive officers is the address of our registered office at 17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721.

Our Outside Directors

Our current outside directors are set out in the table below. Each of our outside directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act and also meets the applicable independence criteria set forth under Rule 10A-3 of the Securities Exchange Act of 1934, or the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation

Bongsung Oum	March 2, 1952	Director	March 2005	March 2008	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Director	July 2004	July 2007	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Director	July 2004	July 2007	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Director	March 2005	March 2008	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom

Dongwoo Chun	January 15, 1945	Director	March 2005	March 2008	Outside Director, Pixelplus

Our Non-Outside Directors

Our non-outside directors are:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation

Rudy Provoost	October 16, 1959	Chairman of the Board of Directors	April 2006 (Director since February 2006)	February 2009	Chief Executive Officer of Philips Consumer Electronics and Member of Philips Group Management Committee

Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	July 1999	March 2008	—

Hee Gook Lee	March 19, 1952	Director	March 2005	March 2008	President and Chief Technology Officer of LG Electronics

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	August 1999	March 2008	—

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/ Department

Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	July 1999	—

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	August 1999	—

Ki Seon Park	October 9, 1948	President and Chief Operating Officer	August 1999	Manufacturing

Name	Date of Birth	Position	First Elected/ Appointed	Division/ Department

Budiman Sastra	April 29, 1950	Executive Vice-President and Chief Technology Officer	November 1999	Research & Development

Bock Kwon	August 4, 1954	Executive Vice-President and Chief Marketing and Sales Officer	January 2006	Marketing & Sales

Jae Wan Jeon	August 11, 1944	Executive Vice-President	April 2002	Paju Project

Name	Date of Birth	Position	Elected/Appointed to Current Position	Division/ Department

Woo Shik Kim	September 8, 1955	Executive Vice-President	January 2004	Manufacturing Technology Center

Won Wook Kim	March 22, 1952	Executive Vice-President	January 2004	Quality Assurance Center

Sang Deog Yeo	September 21, 1955	Executive Vice-President	January 2005	Product Development Center

Jae Geol Ju	December 20, 1952	Executive Vice-President	January 2005	SCM Center

Sang Beom Han	June 18, 1955	Executive Vice-President	January 2006	Panel Center

In Jae Chung	September 20, 1956	Executive Vice-President	January 2006	LCD Laboratory

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Rudy Provoost has served as director since February 2006. He currently also serves as chief executive officer of Philips Consumer Electronics and chairman of European Information and Communications Technology Industry Association. He also served as executive vice president of Philips Consumer Electronics in Europe and chief executive officer of Global Sales and Services for Philips Consumer Electronics. He holds degrees in psychology and business administration from the University of Gent in Belgium.

Bon Joon Koo has served as vice-chairman since January 2004 and joint representative director and chief executive officer since July 1999. Prior to joining LG.Philips LCD, he served as president and chief executive officer of LG Semicon, executive vice-president of LG Chem and as vice-president of LG Electronics. He currently also serves as chairman of the board of directors of our affiliate LG Siltron, which produces silicon wafers for semiconductors. Mr. Koo holds a bachelor’s degree in computer science and statistics from Seoul National University and an M.B.A. degree from the University of Chicago.

Hee Gook Lee has served as director since March 2005. He is currently president and chief technology officer of LG Electronics. He also served as president and head of LG Electronics Institute of Technology and executive vice-president at LG Semicon. Mr. Lee holds a bachelor’s degree in electronics engineering from Seoul National University and a Ph.D. in electrical engineering from Stanford University.

Ron H. Wirahadiraksa has served as president since January 2005 and joint representative director and chief financial officer since August 1999. Prior to joining LG.Philips LCD, he was the chief financial officer of Philips Flat Display Systems in San Jose, California. Mr. Wirahadiraksa also served as the chief financial officer of Philips Malaysia and Philips Greece. He is also a certified registered comptroller. Mr. Wirahadiraksa received both his undergraduate and graduate degrees in business economics from the Free University of Amsterdam.

Bongsung Oum has served as outside director since March 2005. He is currently the chairman of KIBNET Co., Ltd. He also served as a researcher at the Korea Development Institute. Mr. Oum received a bachelor’s degree in business administration from Seoul National University, an M.B.A. degree from the University of California at Berkeley and a Ph.D. in economics from Cornell University.

Bart van Halder has served as outside director since July 2004. He was formerly a professor of Management Control at the University of Amsterdam in the Netherlands and trainer in accounting. He is also serving as a member of the boards of directors of Cosun u.a. and Air Traffic Control in the Netherlands. He also served as senior director of Corporate Control and Group Controller of Royal Philips Electronics and chief financial officer of the global activities of Philips Medical Systems. He is also a certified registered accountant. Mr. van Halder holds a master’s degree in business econometrics from the University of Tilburg in the Netherlands.

Ingoo Han has served as outside director since July 2004. He is currently a professor at the Graduate School of Management at the Korea Advanced Institute of Science and Technology. He is also a certified public accountant in Korea and a certified management accountant in the United States. Mr. Han holds a bachelor’s degree in international economics from Seoul National University, a master’s degree in management science from the Korea Advanced Institute of Science and Technology and a Ph.D. in accounting information systems from the University of Illinois at Urbana-Champaign.

Doug J. Dunn has served as outside director since March 2005. He is currently member of the boards of directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom. He also served as president and chief executive officer of ASML Holding N.V. and chief executive officer of the Consumer Electronics division and the Semiconductor Division of Royal Philips Electronics. Mr. Dunn holds a bachelor’s degree and a Higher National Certificate in electrical and electronics engineering from Sheffield University in the United Kingdom. Mr. Dunn was awarded an Order of the British Empire by Queen Elizabeth II and an Order of Oranje Nassau by the Netherlands for services to the electronics industry.

Dongwoo Chun has served as outside director since March 2005. He is currently serving as member of the board of directors of Pixelplus. He also served as executive vice president of Cirrus Logic Inc., Silicon Magic Inc. and LG Semicon. Mr. Chun holds a bachelor’s degree in electronic engineering from Seoul National University, a master’s degree in electrical engineering from the University of California Berkeley and a Ph.D. in electrical engineering from the University of Texas.

Ki Seon Park has served as president since January 2005 and chief operating officer since August 1999. Prior to joining LG.Philips LCD, Mr. Park served as vice-president for manufacturing for LG Electronics. Mr. Park holds a bachelor’s degree in chemical engineering from Pusan National University.

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

Bock Kwon has served as executive vice-president and chief marketing and sales officer since January 2006. Mr. Kwon also served as vice president for our sales department since 1999. Prior to joining LG.Philips LCD, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

Jae Wan Jeon has served as executive vice-president since April 2002. Mr. Jeon also served as vice president for management support since July 1999. Prior to joining LG.Philips LCD, Mr. Jeon served as vice-president for management support for LG Electronics. Mr. Jeon holds a bachelor’s degree in economics from Korea University.

Woo Shik Kim has served as executive vice-president since January 2004. Mr. Kim also served as vice-president for the Manufacturing Technology Center since September 2000. Prior to joining LG.Philips LCD, Mr. Kim served as head of the production technical center for LG Semicon. Mr. Kim holds bachelor’s and master’s degrees in ceramic engineering from Yonsei University.

Won Wook Kim has served as executive vice-president since January 2004. Mr. Kim also served as vice-president for quality management and production since July 1999. Prior to joining LG.Philips LCD, Mr. Kim served as head of quality management for LG Semicon. Mr. Kim holds a bachelor’s degree in electronic engineering from Kyungpook University.

Sang Deog Yeo has served as executive vice-president since January 2005. Mr. Yeo also served as vice-president for the Product Development Center since September 1999. Prior to joining LG.Philips LCD, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook University.

Jae Geol Ju has served as executive vice-president since January 2005. Mr. Ju also served as vice-president for supply chain management since July 1999. Prior to joining LG.Philips LCD, Mr. Ju served as head of Memory Business Planning & Management at LG Semicon. Mr. Ju holds a bachelor’s degree in electronic engineering from Yonsei University.

Sang Beom Han has served as executive vice-president and head of the panel center since January 2006. Mr. Han also served as vice president for our Panel 5 factory and the Manufacturing Technology Center since joining LG.Philips LCD in December 2001. Prior to joining LG.Philips LCD, Mr. Han served as vice president of Hynix Semiconductor Inc. Mr. Han holds a Ph.D. degree in material science from Stevens Institute of Technology.

In Jae Chung has served as executive vice-president since January 2006. Mr. Chung also served as vice- president for our LCD laboratory since July 2002. Mr. Chung holds a Ph.D. degree in electronics from South Australia University.

Item 6B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2005 to our executive officers and our directors was (Won)15 billion. In addition, we set aside approximately (Won)6.4 billion in 2005 to provide severance and retirement benefits to those directors and officers.

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2005, we paid a premium of approximately US$2.6 million in respect of this insurance policy.

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

Our board of directors will appoint each member of these committees except that candidates for the Audit Committee will first be elected by our shareholders at the general meeting of shareholders.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is comprised of three outside directors: Bongsung Oum, Bart van Halder and Ingoo Han. The chairman is Bongsung Oum. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korea Securities and Exchange Act. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee is comprised of two outside directors, Dongwoo Chun and Bart van Halder, and two non-outside directors, Rudy Provoost and Hee Gook Lee. The chairman is Dongwoo Chun. The Outside Director Nomination and Corporate Governance Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors. The committee also develops and recommends to the board of directors a set of corporate governance principles and oversees our policies, practices and procedures in the area of corporate governance.

The committee holds regular meetings at least once each year, and more frequently as needed.

Remuneration Committee

The Remuneration Committee is comprised of two outside directors, Doug J. Dunn and Dongwoo Chun, and two non-outside directors, Rudy Provoost and Hee Gook Lee. The chairman is Rudy Provoost. The Remuneration Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers.

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

NYSE Corporate Governance Standards	LG.Philips LCD’s Corporate Governance Practice
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established an Outside Director Nomination and Corporate Governance Committee composed of two outside directors and two non-outside directors.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We have established a Remuneration Committee composed of two outside directors and two non-outside directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

NYSE Corporate Governance Standards	LG.Philips LCD’s Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have established an Audit Committee composed of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three directors, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and key employees and an Employee Stock Ownership Plan, or ESOP.

Stock options to officers and key employees may be granted pursuant to a resolution of the shareholders in an amount not to exceed 15% of the total number of our issued and outstanding shares. Up to 1% of the total number of our issued and outstanding shares, however, the board of directors may grant stock options to non-director officers and employees, which must be approved by a resolution of the subsequent general meeting of shareholders, except for the stock options granted before March 30, 2006.

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

Item 6D. Employees

As of December 31, 2005, we had 19,363 employees, including 3,832 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2003, 2004 and 2005:

	As of December 31,
Employees(1)	2003	2004	2005
Production	5,372	8,270	13,032
Technical(2)	2,485	3,759	4,404
Sales & Marketing	342	436	541
Management & Administration	365	708	1,299

Total	8,564	13,173	19,363

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We currently plan to hire a significant number of college graduates in 2006 and 2007 to work as engineers in our development and production departments. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2005, approximately 68% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

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

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. We make provisions for accrued severance liabilities based on the assumption that all employees terminate their employment with us at the same time. As of December 31, 2005, our accrued severance liabilities amounted to (Won)112.0 billion, of which 61.0% was funded through severance insurance plans, while 0.1% was funded through deposits with the National Pension Corporation.

At December 31, 2005, our employee stock ownership association owned approximately 0.1% of our common stock.

Item 6E. Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 9,216 shares of common stock as of December 31, 2005, the most recent date for which this information is available. They acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association and do not currently own any shares of our common stock.

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

As part of our long-term incentive plan, our board of directors resolved on April 7, 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the Korea Composite Stock Price Index, or KOSPI, against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise. The following table sets forth certain information regarding our stock option plan as of March 31, 2006:

		Exercise Period		Exercise Price	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
Executive Officers	Grant Date	From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	100,000	0	100,000
Ki Seon Park	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	70,000	0	70,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000
Budiman Sastra	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000
Won Wook Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2005 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Philips Electronics	117,625,000	32.9%
Citibank, N.A.(1)	36,518,569	10.2%

(1)	ADR depository

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of December 31, 2005.

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

Relationships and Transactions with LG Electronics and Related Companies

Sales to LG Electronics

We sell TFT-LCD panels, primarily large-size panels for notebook computers, desktop monitors and televisions, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Until 2003, LG Electronics purchased a portion of its large-size panel requirements through Serveone (formerly LG MRO), a company that procures and purchases various materials, equipment and services for affiliated companies of LG Electronics. LG Electronics no longer purchases such panels from Serveone.

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, including sales through Serveone, amounted to W1,527.6 billion, or 25.1% of our sales, in 2003, W1,607.1 billion, or 19.3% of our sales, in 2004 and W1,821.5 billion (US$1,803.5 million), or 18.1% of our sales, in 2005.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. and, until 2003, when we began to use our Taiwan subsidiary for sales to Singapore, to LG International Singapore, Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 10.0%, 5.5% and 7.4% of our sales in 2003, 2004 and 2005, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Purchases from LG International

We procure a portion of our production materials, equipment and components from LG International and its subsidiaries in Japan, Europe and the United States. We use these subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are conducted on an arm’s-length basis. We expect to continue to utilize LG International’s overseas subsidiaries for the procurement of a portion of our production materials, equipment and components.

Our purchases of materials, equipment and components from LG International and its subsidiaries, amounted to W768.2 billion, or 17.5% of our total material, equipment and component purchases, in 2003, W1,652.4 billion, or 22.4% of our total purchases, in 2004 and W1,338.1 billion (US$1,324.8 million), or 16.7% of our total purchases, in 2005.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chem and GS Engineering & Construction (formerly LG Engineering & Construction). As of January 2005, GS Engineering & Construction is no longer an affiliated company of the LG Group. As part of the master purchase agreement, we also procure certain service-related items from Serveone, including office supplies. Our purchases of raw materials, such as polarizers, from LG Chem amounted to W243.8 billion, W398.4 billion and W620.9 billion (US$614.8 million) in 2003, 2004 and 2005, respectively. Our purchases of photo masks from LG Micron Ltd. amounted to W62.1 billion, W89.7 billion and W125.2 billion (US$124.0 million) in 2003, 2004 and 2005, respectively. In addition, we procured construction and engineering services from GS Engineering & Construction in connection with expansion investments in the amount of W734.0 billion and W828.8 billion in 2003 and 2004, respectively.

Our total purchases of materials, equipment, components and services from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to W1,333.0 billion, or 28.4% of our total purchases of materials, equipment, components and services, in 2003, W1,747.2 billion, or 21.2% of our total purchases, in 2004 and W1,258.6 billion (US$1,246.2 million), or 13.7% of our total purchases, in 2005.

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

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we began making monthly payments in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. LG Corp. has the right to terminate this agreement if the ownership interest of the LG Group companies in us falls below 25%.

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

Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to W603.6 billion, or 9.9% of our sales, in 2003, W1,210.9 billion, or 14.5% of our sales, in 2004 and W1,323.6 billion (US$1,310.5 million), or 13.1% of our sales, in 2005.

We purchase driver integrated circuits from Philips Electronics’ semiconductor division under a volume and price agreement. These purchases amounted to W37.1 billion, W52.3 billion and W52.2 billion (US$51.7 million) in 2003, 2004 and 2005, respectively.

Trademark Agreement with Philips Electronics

We entered into a trademark license agreement with Philips Electronics in July 2004 for use of the “Philips” name. Under the agreement, we began making monthly payments in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. Philips Electronics has the right to terminate this agreement if the ownership interest of Philips Electronics in us falls below 25%.

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

Not applicable

Item 8. FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-30.

Legal Proceedings

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, Inc. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We are seeking, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. The trial is scheduled to begin on October 3, 2006. We also filed a complaint in the United States District Court for the Central District of California against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jean Co., Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. Currently the matter is in the discovery stage. On May 24, 2004, we sought declaratory relief in the United States District Court for the District of Massachusetts to determine the inventorship of four of these patents. The case has been dismissed, and the inventorship issue is to be decided in the pending lawsuit before the Central District of California. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. On August 3, 2004, we demanded arbitration of the counter-claims filed by Chunghwa Picture Tubes. The arbitration proceedings are currently in progress before the American Arbitration Association.

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

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. On April 25, 2005, we filed our answer to Chunghwa Picture Tubes’ infringement claim, together with a counter-claim in the United States District Court for the Central District of California for the correction of the legal title of the subject patent. We are also seeking damages for Chungwha Picture Tubes’ inequitable conduct in prosecuting the patent.

On May 13, 2005, we filed a separate complaint in the United States District Court for the District of Delaware against Chunghwa Picture Tubes, Tatung Company, Tatung Co. of America and ViewSonic Corporation claiming infringement of our patents relating to the design and manufacture of liquid crystal display modules and seeking, among other things, monetary damages for past infringement and an injunction against future infringement.

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

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

On March 8, 2000, we declared a cash dividend of (Won)221.9 billion to our two shareholders. On August 14, 2000, we declared an interim cash dividend of (Won)200.0 billion, and on March 21, 2001, we declared a cash dividend of (Won)179.0 billion to the two shareholders.

We have not declared or paid any dividends since 2001.

Item 8B.	Significant Changes

Not applicable

Item 9.	THE OFFER AND LISTING

Item 9A.	Offering and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2005, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2005, 73,037,138 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High	Low		High		Low
			(in thousands of shares)					(in thousands of DRs)
2005	(Won)53,500	(Won)36,000	1,048	US$	26.39	US$	16.85	818
2005
First Quarter	45,900	36,000	637		21.90		16.85	448
Second Quarter	53,500	44,000	648		26.39		21.69	276
Third Quarter	50,800	41,550	1,313		24.46		20.04	1,372
Fourth Quarter	46,800	37,400	1,566		22.67		18.34	1,166

2004
Third Quarter
July	33,800	32,750	902		14.45		14.05	2,364
August	37,900	31,800	466		15.85		13.75	796
September	35,500	32,900	345		15.50		14.29	334
Fourth Quarter
October	38,000	31,200	488		16.26		13.53	587
November	37,400	30,000	451		17.35		13.33	847
December	39,700	34,450	356		18.18		16.40	526

2005
First Quarter
January	45,500	36,000	637		21.60		16.85	660
February	45,900	42,200	577		21.90		20.82	402
March	44,200	40,300	683		21.78		19.68	297
Second Quarter
April	47,850	44,000	826		24.00		21.69	283
May	53,500	46,500	500		26.17		23.49	175
June	53,000	46,100	627		26.39		22.34	365
Third Quarter
July	49,250	44,800	1,688		23.35		21.32	1,566
August	50,800	46,300	849		24.46		22.36	1,131
September	49,700	41,550	1,424		20.04		23.99	1,450
Fourth Quarter
October	45,150	37,400	1,535		21.60		18.34	1,439
November	45,350	39,250	932		22.11		19.18	996
December	46,800	41,600	2,259		22.67		20.21	1,061

2006
First Quarter
January	43,950	40,250	1,647		23.54		19.77	1,622
February	46,600	43,050	1,140		24.40		22.00	718
March	45,800	42,250	819		23.44		21.51	961
Second Quarter
April	44,300	39,700	1,118		23.50		20.95	948
May	40,900	35,300	1,023		22.14		18.68	1,002
June (through June 19)	36,000	28,700	1,185		19.32		15.29	1,755

Source: Korea Exchange; New York Stock Exchange.

Item 9B.	Plan of Distribution

Not applicable

Item 9C.	Markets

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

As of December 31, 2005, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)655 trillion. The average daily trading volume of equity securities for 2005 was approximately 468 million shares with an average transaction value of (Won)3,158 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

	Opening	High	Low	Closing
1979	131.28	131.28	104.38	118.97
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006 (through June 19)	1,389.27	1,464.70	1,203.86	1,251.67

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

The number of companies listed on the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period				Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)		Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
1981	343	(Won)2,959	US$	4,223	10,565	(Won)8,708	US$	12,427
1982	334	3,001		4,012	9,704	6,667		8,914
1983	328	3,490		4,361	9,325	5,941		7,425
1984	336	5,149		6,207	14,847	10,642		12,829
1985	342	6,570		7,362	18,925	12,315		13,798
1986	355	11,994		13,863	31,755	32,870		37,991
1987	389	26,172		32,884	20,353	70,185		88,183
1988	502	64,544		93,895	10,367	198,364		288,571
1989	626	95,477		140,119	11,757	280,967		412,338
1990	669	79,020		109,872	10,866	183,692		255,412
1991	686	73,118		95,541	14,022	214,263		279,973
1992	688	84,712		107,027	24,028	308,246		389,445
1993	693	112,665		138,870	35,130	574,048		707,566
1994	699	151,217		190,762	36,862	776,257		979,257
1995	721	141,151		181,943	26,130	487,762		628,721
1996	760	117,370		138,490	26,571	486,834		928,418
1997	776	70,989		41,881	41,525	555,759		327,881
1998	748	137,799		114,261	97,716	660,429		547,619
1999	725	349,504		307,662	278,551	3,481,620		3,064,806
2000	704	188,042		148,415	306,163	2,602,211		2,053,837
2001	689	255,850		194,785	473,241	1,997,420		1,520,685
2002	683	258,681		216,071	857,245	3,041,595		2,540,590
2003	684	355,363		298,624	542,010	2,216,636		1,862,719
2004	683	412,588		398,597	372,895	2,232,109		2,156,419
2005	702	655,075		648,589	467,629	3,157,662		3,126,398
2006 (through June 19)	717	611,100		605,050	334,513	4,019,375		3,979,579

Source: The Korea Exchange

(1)	Converted at the Federal Reserve Noon Rate on the first business day of the period indicated.

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

In addition, on January 28, 2002 the Korea Exchange opened a new options market for the stock of seven companies (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). On September 26, 2005, the Korea Exchange expanded this market to include the stock of an additional 23 companies (including the stock of LG Electronics, SK Corporation, Shinhan Financial Group Co., Ltd., Samsung SDI, KT&G, Hana Financial Group Inc., Hyundai Mobis, Kia Motors Corp., LG Corporation, Samsung Fire & Marine Insurance, Kangwon Land Corporation, LG Chem, Ltd., Hyundai Heavy Industries Co., Ltd., Korea Gas Corporation, Samsung Corporation, Samsung Electro-Machanics Co., Ltd., GS Holdings Corp., CJ Corp., Hankook Tire, Hanjin Shipping Co., Ltd., Samsung Securities Co., Ltd., Korean Air, Hyundai Steel (formerly INI Steel)). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

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

General

Currently, our authorized share capital is 400,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. Under our articles of incorporation, we are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2005, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

In addition, we may issue convertible bonds or bonds with warrants, up to an aggregate face amount of (Won)1 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common shares up to (Won)600 billion in face value of the bonds with warrants and convertible bonds and preferred shares up to (Won)400 billion in face value of the bonds with warrants and convertible bonds.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. As of December 31, 2005, approximately 0.1% of the outstanding shares were held by our employee stock ownership association.

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

According to our current articles of incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders no later than one month after the end of such 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Exchange for the one- month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily share price on the Korea Exchange for the one-week period before the date of the adoption of the relevant board resolution. However, the Financial Supervisory Commission may adjust this price if we or 30% or more of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

In addition, in February 2005, we entered into a strategic joint venture agreement with Nippon Electric Glass Co., Ltd., or NEG, to form a new joint venture company, named Paju Electric Glass Co., Ltd., which is located in Paju. We and NEG made a total capital investment of (Won)36 billion in 2005. We currently own 40% of the new company. Paju Electric Glass began construction of the glass polishing and processing facility in the third quarter of 2005 and commenced mass production in February 2006. The foregoing summary of the joint venture agreement with NEG does not purport to be complete and is qualified in its entirety by reference to the Joint Venture Agreement, a copy of which is filed as an exhibit to this annual report.

Item 10D.	Exchange Controls

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Finance and Economy has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Finance and Economy may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Finance and Economy may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.

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

We can give no assurance that we would, subject to governmental authorization, grant our consent, if our consent is required. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds, bonds with warrants and exchangeable bonds, which we refer to collectively as equity securities, together with the equity securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of our total outstanding equity securities, is required to report the status and purpose (in terms of whether the purpose of the shareholding is to exercise control over the management of the issuer) of the holdings to the Financial Supervisory Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change (i) in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding equity securities (plus the equity securities of us other than common stock held by such persons) or (ii) in the shareholding purpose, is required to be reported to the Financial Supervisory Commission and the Korea Exchange within five business days from the date of the change.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided, that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Supervisory Commission, either by the foreigner or by his standing proxy in Korea.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including converted shares and shares being issued for initial listing on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment. However, the registration requirement does not apply to foreign investors who acquire converted shares (including upon conversion of ADSs into shares, upon exercise of conversion rights of convertible bonds, etc.) with the intention of selling such converted shares within three months from the date of acquisition of the converted shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

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

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. A holder of ADSs may submit evidence of tax residence to us through the depositary.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation of claiming treaty benefits.

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

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50% based on the value of the ADSs or shares of common stock and the identity of the individual against whom the tax is assessed.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADSs, a tax ruling issued in 2004 by the Korean tax authority (“the 2004 tax ruling”) appears to hold that depositary receipts (which the ADSs fall under) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges is exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or certain rights including rights to subscribe to each shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

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

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of an ADS and you are:

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2009 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from cash dividends on the ADSs, so long as you have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.

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

Our primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, as well as foreign currency-denominated future cash flows, mostly denominated in U.S. dollars and Japanese yen, and foreign currency-denominated accounts payable for purchases of raw materials and equipment, primarily denominated in Japanese yen. The fair value of our financial instruments has been determined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures, as well as for working capital and other general corporate purposes. As of December 31, 2005, we had outstanding long-term debt, including current portion, in the amount of (Won)3,293.5 billion (US$3,260.9 million). We have entered into derivative transactions with regard to interest rates for our existing U.S. dollar-denominated floating rate notes. We may enter into similar arrangements in the future to manage our exposure to changes in interest rates.

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

As of December 31, 2005, we had US$382.5 million aggregate principal amount of U.S. dollar-denominated senior floating rate notes and US$325.8 million aggregate principal amount of U.S. dollar-denominated long-term loans outstanding. The interest rate on these notes and loans is set based on three-month LIBOR plus 0.6 to 1.35% and six-month LIBOR plus 0.5% to 1.2%, respectively. Interest rate adjustments are also made based on our debt-to-equity ratio. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar-denominated senior floating rate notes and U.S. dollar-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value at December 31, 2005
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))	(Won)229.4	(Won)339.3	(Won)289.2	(Won)609.9	(Won)600.9	(Won)7.7	(Won)2,076.4	(Won)2,047.7
Average interest rate	6.0%	5.1%	5.1%	4.3%	5.0%	3.3%
Fixed rate (RMB)	—	—	(Won)19.4	(Won)6.7	(Won)6.7	(Won)0	(Won)32.8	(Won)39.3
Average interest rate			5.3%	5.5%	5.5%
Variable rate (US$)	(Won)214.1	(Won)249.3	(Won)83.9	(Won)66.1	(Won)66.1	(Won)38.0	(Won)717.5	(Won)741.4
Average interest rate	6.1%	5.1%	5.1%	5.1%	5.1%	5.0%
Fixed rate (US$)	—	—	—	—	(Won)492.2	—	(Won)492.2	(Won)506.6
Average interest rate					0%

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the U.S. dollar, the Taiwanese dollar, Euro and the Japanese yen. As of December 31, 2005, we had U.S. dollar-denominated accounts receivable of US$480 million, which represented 38.7% of our total accounts receivable balance. As of December 31, 2005, we also had Taiwanese dollar-denominated accounts receivable of NT$10,773 million and Euro-denominated accounts receivable of €142 million, which represented 26.4% and 13.6% of our total accounts receivable balance, respectively. We also had Japanese yen-denominated accounts receivable of ¥16,914 million as of December 31, 2005, which represented 11.6% of our total accounts receivable balance. In addition, as of December 31, 2005 we had Japanese yen-denominated accounts payable of ¥11,150 million and other accounts payable of ¥16,170 million, arising primarily from our purchases of raw materials and equipment, respectively, from Japanese suppliers.

We enter into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or capital adjustment.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2005. Based on our overall foreign currency exposure as of December 31, 2005, including derivative financial instruments, foreign currency-denominated receivables and payables and U.S.-dollar denominated senior floating rate notes, we do not believe that a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won or the Japanese Yen would have a significant effect on our short-term financial condition, results of operations or cash flows.

We hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts and on our long-term sales exposure using forward contracts. As of December 31, 2005, US$430 million of our US$1,183.3 million aggregate principal amount of U.S. dollar-denominated long-term borrowings are hedged against foreign exchange rate and interest rate fluctuations. The table below sets out our foreign currency forward contracts and foreign currency cross currency swap contracts as of December 31, 2005.

Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	3,266 million
Average contractual exchange rate	(Won) 1,027.91/US$
Fair value		(Won) 52.2 billion

Contracts to sell US$/buy Japanese ¥:
Aggregate contract amount		¥15,800 million
Average contractual exchange rate		¥117.07/US$
Fair value		(Won) (0.3) billion

Contracts to sell Korean (Won)/buy Japanese ¥:
Aggregate contract amount		¥40,239 million
Average contractual exchange rate		(Won) 9.2179/JP¥
Fair value		(Won) (19.7) billion

Contracts to sell Euro €/buy Korean (Won):
Aggregate contract amount		€104 million
Average contractual exchange rate		(Won) 1,261.37/€
Fair value		(Won) 5.6 billion

Foreign Currency Cross Currency Swap:
Contracts to sell Korea (Won)/buy US$:
Aggregate contract amount	US$	430 million
Average contractual exchange rate	(Won) 1,029.84/US$
Fair value		(Won) (6.3) billion

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two principal shareholders as end-brand customers, together accounted for 78.8% of our sales in 2003, 77.4% in 2004 and 73.0% in 2005. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice and ship our products to their designated system integrators based on specifications provided by the system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Our sales to LG International and its subsidiaries accounted for 10.0%, 5.5% and 7.4% in 2003, 2004 and 2005, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 60 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer in accordance with our internal credit guidelines. Our sales performance and review committee, which includes the chief financial officer, the chief marketing and sales officer and the vice-president of finance and risk management, conducts a comprehensive review of all customer credit limits at least once a year. The committee also meets periodically to review the overdue status of accounts receivable and other credit-related matters, including approval of new credit lines and adjustments to current limits. In addition, we review and monitor credit limits for certain customers on a demand basis. When the requested increase in credit line exceeds the limit set for that customer by our internal guidelines, we require credit enhancement of various forms, including accounts receivable insurance, factoring and letters of credit. In the absence of such arrangements, we may provide a special credit limit in accordance with our internal guidelines for additional sales in excess of the customer’s credit limit. To date we have not experienced any material problems relating to customer payments.

Inflation in Korea, which was 3.6% in 2003, 3.6% in 2004 and 2.7% in 2005, has not had a material impact on our results of operations in recent years.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, Samil PricewaterhouseCoopers, the member firms of PricewaterhouseCoopers, and their respective affiliates (collectively, “PricewaterhouseCoopers”), during the fiscal years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2004	2005
	(in millions of Won)
Audit fees	(Won)1,528	(Won)1,906
Audit-related fees	1,127	713
Tax fees	672	938
Other fees	—	—

Total fees	(Won)3,327	(Won)3,557

Audit fees in the above table are the fees billed by Samil PricewaterhouseCoopers in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers for the issuance of comfort letters in connection with the issuance of securities, accounting consultations as well as agreed upon procedures related to various transactions involving us and our subsidiaries.

Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers for tax compliance services and other tax advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2005, no fees were approved pursuant to the de minimis exception.

Samil PricewaterhouseCoopers has recently notified our audit committee that pension plans that manage pension funds for the benefit of the employees of three PricewaterhouseCoopers member firms held investments in the equity of Philips Electronics from time to time between 2001 and 2005. PricewaterhouseCoopers became aware of the investments in September 2005 and disposed of all the shareholdings in Philips Electronics by November 2005. The market value of the Philips Electronics shares owned by each of these pension plans ranged from the U.S. dollar – equivalent of approximately US$112,233 to US$802,753.

The U.S. Securities and Exchange Commission’s auditor independence rules require that, as our independent auditor, PricewaterhouseCoopers maintain independence from us, as well as from Philips Electronics, to which we are a material investee. Such auditor independence rules extend the definition of an accounting firm to the organization’s pension plans. Accordingly, the investments in Philips Electronics by PricewaterhouseCoopers member firms’ pension plans are not permitted under the U.S. Securities and Exchange Commission’s auditor independence rules.

After conducting an internal review, PricewaterhouseCoopers has concluded that its objectivity and impartiality were unaffected by these investments and therefore its independence has not been impaired. This conclusion is based on the following:

•	those professionals who conducted our audit were at all times unaware of the investments;

•	the investments were held by pension plans of PricewaterhouseCoopers member firms that are legal entities distinct from the relevant PricewaterhouseCoopers member firms, and as such, the holdings belong to those of the individual current and retired partners and staff of the member firms rather than of the firms themselves;

•	the shareholdings in Philips Electronics were disposed of as soon as practicable once they came to the attention of the engagement team conducting our audit;

•	the percentage of equity interest in Philips Electronics held by the three individual pension plans were at all times insignificant in the context of the overall investments of the pension funds concerned (constituting less than 1.25%, 0.12% and 0.5% of their respective overall investments, at all relevant times); and

•	all final decisions related to our audit are made by Samil PricewaterhouseCoopers and not by any other member firm of PricewaterhouseCoopers, including those member firms whose pension funds made the investments in Philips Electronics.

PricewaterhouseCoopers has discussed the facts and circumstances of this matter with the staff of the U.S. Securities and Exchange Commission, including discussion of PricewaterhouseCoopers’ conclusion that its independence was not impaired. In February 2006, PricewaterhouseCoopers issued its Independence Standards

Board Standard No. 1 independence letter to our audit committee and therein reported that it is independent under applicable standards in connection with its audit opinion for the financial statements contained in this annual report.

Our audit committee has reviewed this matter in detail and has discussed the matter with PricewaterhouseCoopers and our outside legal counsel. Upon careful review, the audit committee concurred with PricewaterhouseCoopers in concluding the accounting firm’s independence was not impaired by the above described incidents.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 17. FINANCIAL STATEMENTS

Not applicable

Item 18. FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number		Description

1.1	*	Articles of Incorporation (translation in English)

2.1	*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

2.2	*	Form of Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit 3(a) to the Registrant’s Registration Statement (No. 333-117149) on Form F-6)

4.1	*	Shareholders’ Agreement between LG Electronics and Philips Electronics (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.2	*	Registration Rights Agreement between LG.Philips LCD and LG Electronics (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.3	*	Registration Rights Agreement between LG.Philips LCD and Philips Electronics (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.4	*	Joint Venture Agreement by LG.Philips LCD and Nippon Electric Glass Co., Ltd.

8.1	**	List of subsidiaries of LG.Philips LCD Co., Ltd.

12.1		Section 302 certification of the Chief Executive Officer

12.2		Section 302 certification of the Chief Financial Officer

13.1		Section 906 certification of the Chief Executive Officer

13.2		Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG.Philips LCD Co., Ltd. included in this annual report.

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles, which as described in Note 2, are generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Seoul, Korea

January 20, 2006

Samil Pricewaterhouse Cooper is the Korean member firm of Pricewaterhouse Coopers. Pricewaterhouse Coopers refers to the network of member firms of Pricewaterhouse Coopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

December 31, 2004 and 2005

(in millions of Korean won, and thousands of US dollars, except for share data)	2004	2005	(Note 3) 2005
Assets
Current assets
Cash and cash equivalents	(Won)1,361,239	(Won)1,579,452	$1,563,814
Accounts receivable, net
Trade, net	461,996	790,168	782,345
Due from affiliates	427,914	476,731	472,010
Others, net	64,407	66,202	65,547
Inventories	804,117	689,577	682,750
Deferred income taxes	7,743	5,414	5,360
Prepaid expense	30,233	23,467	23,235
Prepaid value added tax	95,240	131,230	129,931
Other current assets	146,040	84,524	83,686

Total current assets	3,398,929	3,846,765	3,808,678

Long-term prepaid expenses	49,648	83,112	82,289
Property, plant and equipment, net	6,563,977	9,234,104	9,142,677
Deferred income taxes	178,450	357,453	353,914
Intangibles, net	37,435	43,374	42,945
Other assets	34,062	51,746	51,234

Total assets	(Won)10,262,501	(Won)13,616,554	$13,481,737

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)483,220	(Won)308,969	$305,910
Current portion of long-term debt	212,992	442,140	437,762
Trade accounts and notes payable
Trade	490,524	577,755	572,035
Due to affiliates	92,593	115,833	114,686
Other accounts payable
Others	439,210	1,121,042	1,109,943
Due to affiliates	576,708	353,514	350,014
Accrued expenses	119,864	69,968	69,275
Income taxes payables	76,812	21,788	21,572
Other current liabilities	82,162	133,950	132,624

Total current liabilities	2,574,085	3,144,959	3,113,821

Long-term debt, net of current portion	1,993,151	2,851,353	2,823,122
Long-term accrued expense	—	2,833	2,805
Accrued severance benefits, net	31,964	43,207	42,779

Total liabilities	4,599,200	6,042,352	5,982,527

Commitments and contingencies (Note 16)

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 325 and 358 million shares at December 31, 2004 and December 31, 2005	1,626,579	1,789,078	1,771,364
Capital Surplus	1,001,940	2,243,800	2,221,584
Retained earnings	3,001,042	3,542,691	3,507,615
Accumulated other comprehensive income	33,740	(1,367)	(1,353)

Total stockholders’ equity	5,663,301	7,574,202	7,499,210

Total liabilities and stockholders’ equity	(Won)10,262,501	(Won)13,616,554	$13,481,737

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

Years ended December 31, 2003, 2004 and 2005

(in millions of Korean won, and thousands of US dollars, except for share amount)	2003		2004		2005		(Note 3) 2005
Sales
Related parties	(Won)	2,749,696	(Won)	3,342,602	(Won)	3,964,053	$3,924,805
Others		3,348,658		4,982,192		6,111,527	6,051,017

		6,098,354		8,324,794		10,075,580	9,975,822
Cost of sales		4,741,592		6,246,240		9,069,848	8,980,048

Gross profit		1,356,762		2,078,554		1,005,732	995,774

Selling, general and administrative expenses		234,519		318,449		528,084	522,855

Operating income		1,122,243		1,760,105		477,648	472,919

Other income (expense)
Interest income		6,393		19,964		50,622	50,121
Interest expense		(83,619)		(58,049)		(107,540)	(106,475)
Foreign exchange gain (loss), net		15,015		19,125		(23,607)	(23,373)
Others, net		1,045		673		7,807	7,730

Total other income (expense)		(61,166)		(18,287)		(72,718)	(71,997)

Income before income tax expense		1,061,077		1,741,818		404,930	400,922

Income tax expense (benefit)		54,574		38,131		(136,719)	(135,365)

Net income	(Won)	1,006,503	(Won)	1,703,687	(Won)	541,649	$536,287

Net income per common share
Basic	(Won)	3,471	(Won)	5,586	(Won)	1,596	$2.00
Diluted	(Won)	3,471	(Won)	5,586	(Won)	1,596	$2.00

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2003, 2004 and 2005

	Common Stock			Capital Surplus				Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean won)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2002	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	290,852	(Won)	(1,068)	(Won)	1,739,784

Comprehensive income:
Net income									1,006,503				1,006,503
Cumulative translation adjustment											1,198		1,198
Net unrealized gains on derivative, net of tax											3,706		3,706

Total comprehensive income													1,011,407

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Issuance of Common Stock, net of issuance cost	35,315,700		176,579		1,012,271								1,188,850
Unearned Compensation							(11,923)						(11,923)
Stock compensation expense							1,592						1,592
Comprehensive income:
Net income									1,703,687				1,703,687
Cumulative translation adjustment											(13,249)		(13,249)
Net unrealized gains on derivative, net of tax											43,153		43,153

Total comprehensive income													1,733,591

Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock, net of issuance cost	32,500,000		162,499		1,238,841								1,401,340
Unearned Compensation
Stock compensation expense							3,019						3,019
Comprehensive income:
Net income									541,649				541,649
Cumulative translation adjustment											1,441		1,441
Net unrealized gains (losses) on derivative, net of tax											(36,548)		(36,548)

Total comprehensive income													506,542

Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Total
(in thousands of US dollars) (Note 3)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2004	290,000,000		$1,610,474		$1,002,249		$(10,229)		$2,971,329		$33,406		$4,615,209

Issuance of Common Stock, net of issuance cost	35,315,700		160,890		1,226,575								1,387,465
Unearned Compensation
Stock compensation expense							2,990						2,990
Comprehensive income:
Net income									536,286				536,286
Cumulative translation adjustment											1,427		1,427
Net unrealized gains (losses) on derivative, net of tax											(36,186)		(36,186)

Total comprehensive income													501,527

Balance as of December 31, 2005	325,315,700		$1,771,364		$2,228,824		$(7,239)		$3,507,615		$(1,353)		$7,499,210

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

(in millions of Korean won, and thousands of US dollars)	2003		2004		2005		(Note 3) 2005
Net income	(Won)	1,006,503	(Won)	1,703,687	(Won)	541,649	$536,287

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		956,997		1,224,118		1,748,385	1,731,074
Provision for severance benefits		19,950		32,584		43,851	43,417
Foreign exchange (gain) loss, net		3,805		(101,776)		(36,934)	(36,568)
Amortization of intangible assets		5,406		6,405		6,778	6,711
Loss on extinguishment of long-term debt		1,279		—		—	—
Loss on disposal of property, plant and equipment		36		3,281		444	440
Amortization of debt issuance cost		4,222		4,453		5,709	5,652
Decrease (increase) in deferred income taxes assets, net		11,786		(43,923)		(181,304)	(179,509)
Others, net		16,812		(4,365)		68,661	67,981

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(607,480)		204,970		(400,838)	(396,869)
(Increase) decrease in inventories		62,288		(468,196)		114,540	113,406
Decrease in prepaid expense		6,554		6,443		16,323	16,161
Increase in prepaid value added tax		(69,533)		(5,155)		(35,990)	(35,634)
(Increase) decrease in other current assets		9,552		(63,493)		24,518	24,275
Increase in trade accounts and notes payable		152,743		181,421		121,391	120,189
Increase in other accounts payable		14,286		58,625		216,248	214,107
(Decrease) increase in accrued expenses		66,472		13,635		(49,896)	(49,402)
(Decrease) increase in other current liabilities		10,161		(9,773)		(94,829)	(93,890)

Net cash provided by operating activities		1,671,839		2,742,941		2,108,706	2,087,828

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(1,186,909)		(2,346,297)		(2,648,918)	(2,622,691)
Purchase from others		(251,321)		(1,539,353)		(1,517,233)	(1,502,211)
Proceeds from sales of property, plant and equipment		3,450		6,156		460	455
Acquisition of intangible assets		(5,204)		(7,884)		(12,704)	(12,578)
Others, net		(12,715)		(5,380)		(19,479)	(19,286)

Net cash used in investing activities		(1,452,699)		(3,892,758)		(4,197,874)	(4,156,311)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		(114,878)		324,032		(173,005)	(171,292)
Proceeds from issuance of long-term debt		832,573		968,802		1,296,840	1,284,000
Repayment on long-term debt		(496,072)		(467,202)		(212,930)	(210,822)
Payment of debt issuance cost		(6,846)		(5,716)		(4,576)	(4,531)
Proceeds from issuance of common stock		—		1,229,133		1,421,970	1,407,891
Payment of stock issuance cost		—		(40,283)		(20,628)	(20,424)

Net cash provided by financing activities		214,777		2,008,766		2,307,671	2,284,822

Effect of exchange rate changes on cash and cash equivalents		(209)		(1,724)		(290)	(287)

Net increase in cash and cash equivalents		433,708		857,225		218,213	216,053

Cash and cash equivalents:
Beginning of year		70,306		504,014		1,361,239	1,347,761

End of year	(Won)	504,014	(Won)	1,361,239	(Won)	1,579,452	$1,563,814

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

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

On July 26, 1999, Koninklijke Philips Electronics N.V. (“Philips”) and LGE entered into a joint venture agreement. Effective August 27, 1999 LG LCD Co., Ltd. changed its name to LG. Philips LCD Co., Ltd. and on August 31, 1999 LG.Philips LCD Co., Ltd. issued a total of 145,000,000 previously unissued shares of common stock to Philips in exchange for a contribution of approximately (Won)1,127,000 million to LGE and (Won)725,000 million directly to the Company.

As of December 31, 2005, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	117,625,000	32.87
Others	104,565,700	29.23

	357,815,700	100.00

The Company’s subsidiaries are as follow:

	Country of Incorporation	Percentage of Ownership (%)
Subsidiaries		2003	2004	2005
LG.Philips LCD America, Inc.	US	100	100	100
LG.Philips LCD Japan Co., Ltd.	Japan	100	100	100
LG.Philips LCD Germany GmbH	Germany	100	100	100
LG.Philips LCD Taiwan Co., Ltd.	Taiwan	100	100	100
LG.Philips LCD Nanjing Co., Ltd.	China	100	100	100
LG.Philips LCD Hong Kong Co., Ltd.	China	100	100	100
LG.Philips LCD Shanghai Co., Ltd.	China	100	100	100
LG.Philips LCD Poland Sp. z o.o.	Poland	—	—	100

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

2. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. and its majority-owned subsidiaries. All intercompany transactions and balances with the consolidated subsidiaries have been eliminated upon consolidation.

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

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are valued at the lower of cost or market value, with cost being determined on an average-cost basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on a moving-average cost basis.

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

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)91,524 million, (Won)95,553 million and (Won)154,453 million for the years ended December 31, 2003, 2004 and 2005, respectively, of which, approximately (Won)7,905 million, (Won)37,504 million and (Won)46,913 million, respectively, was capitalized.

Intangible Assets

Intangible assets, comprising intellectual property rights (including patents and technology related to the TFT production process and the like), privileges for an industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

Intellectual property rights	5 ~ 10 years
Privilege for industrial water facilities	10 years
Purchased software	4 years
Others	10 years

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate undiscounted future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite employee service period. The option price is determinded by Black-Scholes Option Pricing Model.

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

The Company generally enters into long term formal master sales agreements with its significant customers. Under the terms of these agreements, the Company does not offer any form of price protection or a returns policy, however, the Company provides basic limited warranties with its products.

The title transfer of the Company’s product and risk of loss generally occurs on delivery and acceptance at the customers’ premises, at which point revenue is recognized.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)171,387 million, (Won)255,327 million and (Won)365,437 million during the years ended December 31, 2003, 2004 and 2005, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)8,987 million, (Won)11,078 million and (Won)11,710 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2003, 2004 and 2005, amounted to (Won)66,900 million, (Won)94,559 million and (Won)187,633 million, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 amounted to (Won)1,697 million, (Won)5,524 million and (Won)21,907 million, respectively.

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

Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations regarding the need for a valuation allowance, are recognized for the amount carried forward.

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

The Company formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. The Company links all hedges that are designated as cash flow hedges to the specific forecasted transaction. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting.

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

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

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

Recent Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs—an amendment of ARB No. 43” (“FAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe adoption of FAS No. 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee share- based compensation and eliminates the alternative use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The Company has adopted FAS No. 123(R) and accounts for its Stock Appreciation Plan using Black-Scholes Option Pricing Model.

On December 16, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (“FAS No. 153”). FAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

assets exchanged. FAS No. 153 is effective for nonmonetary asset exchanges beginning in the second quarter of fiscal 2006. The Company does not believe adoption of FAS No. 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The Company does not believe adoption of FAS No. 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments (“FAS No. 155”), an amendment of FAS No. 133, Accounting for Derivatives Instruments and Hedging Activities and FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. FAS No. 155 amends FAS No. 133 to narrow the scope of the exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of contractual interest or principle cash flows. FAS No. 155 also amends FAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. We are currently evaluating the impact of this new standard but believe that it will not have a material impact on our financial position, results of operations or cash flows.

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,010 : US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 30, 2005. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

4. Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean won)	2004	2005
Trade	(Won)465,066	(Won)809,648
Due from LG group companies and Philips affiliates	427,914	461,133
Others	64,755	66,660

	957,735	1,337,441
Allowance for doubtful accounts	(3,418)	(4,340)

	(Won)954,317	(Won)1,333,101

Trade bills to overseas subsidiaries negotiated through banks but not yet matured, which were recorded as short-term borrowings as of December 31, 2004 and 2005 amounted to approximately (Won)410,824 million (US $369,339 thousand and JP¥2,808,387 thousand) and (Won)303,904 million (US $300,004 thousand), respectively.

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest in up to US $300 million in eligible accounts receivables of four subsidiaries, including LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively, which are consolidated by ABN AMRO Bank. The Company continues servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates. Accordingly, no servicing asset or liability has been recorded.

The Program qualifies for sale treatment under SFAS 140. As of December 31, 2004 and 2005, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)305,203 million and (Won)272,571 million, respectively, of which the Company’s subordinated retained interest was (Won)59,324 million and (Won)52,532 million, respectively. Accordingly, (Won)245,879 million and (Won)220,039 million, respectively, of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at December 31, 2004 and 2005. Losses recognized on the sale of accounts receivable totaled approximately (Won)3,906 million and (Won)8,737 million, respectively, in the year ended December 31, 2004 and 2005. This cost is primarily related to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues and various program and facility fees associated with the Program. This cost is included in the accompanying consolidated statement of income under the caption selling, general and administrative expenses.

The Company measures the fair value of its retained interests at the time of a securitization and throughout the term of the Program using a present value model incorporating two key assumptions: (1) a weighted average life of 65 days and (2) a discount rate of 4.04 % per annum. At December 31, 2005, this retained interest is included in the accounts receivables balance reflected in the consolidated balance sheet, at fair value of the Company’s retained interest, which approximates book value due to a short average collection cycle for such accounts receivables and the Company’s collection history.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

5. Inventories

Inventories comprise the following at December 31:

(in millions of Korean won)	2004	2005
Finished products	(Won)511,008	(Won)328,823
Work in process	124,356	166,839
Raw materials	168,753	193,915

	(Won)804,117	(Won)689,577

6. Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the years ended December 31, 2003, 2004 and 2005, 5, 13 and 301 foreign currency forward contracts were designated as cash flow hedges, respectively. During the years ended December 31, 2003, 2004 and 2005, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)4,352 million, (Won)55,287 million and (Won)13,334 million, were recorded in other comprehensive income. The deferred gains of (Won)13,334 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the years ended December 31, 2003, 2004, and 2005, the Company recorded realized exchange gains of (Won)40,978 million, (Won)80,306 million and (Won)32,189 million and realized exchange losses of (Won)16,648 million, (Won)51,597 million and (Won)78,025 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the years ended December 31, 2003, 2004 and 2005, the Company recorded unrealized gains of (Won)9,314 million, (Won)68,298 million and (Won)27,359 million and unrealized losses of (Won)10,662 million, (Won)54,142 million and (Won)9,131 million respectively, relating to these derivative contracts designated for trading.

7. Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31:

(in millions of Korean won)	2004	2005
Land	(Won)313,053	(Won)319,219
Buildings	1,216,471	2,110,711
Machinery, equipment and vehicles	7,822,364	11,139,638
Tools, furniture and fixtures	335,180	507,094
Machinery-in-transit	705,906	505,842
Construction-in-progress	956,642	1,131,054

	11,349,616	15,713,558
Accumulated depreciation	(4,785,639)	(6,479,454)

Property, plant and equipment, net	(Won)6,563,977	(Won)9,234,104

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Operating Leases

Rental expenses of certain machinery and equipment held under operating leases for the years ended December 31, 2003, 2004 and 2005 were (Won)673 million, (Won)1,304 million and (Won)1,406 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2005 are as follows:

(in millions of Korean won)
For the years ended December 31,
2006	(Won)1,564
2007	516
2008	195
2009	45
2010	17

Total minimum future rentals	(Won)2,337

8. Intangible Assets

Intangible assets comprised the following at December 31:

2004
(In millions of Korean won)	Intellectual property rights	Purchased Software	Privileges for industrial water facilities	Others	Total
Acquisition cost	(Won)27,909	(Won)19,080	(Won)12,305	(Won)838	(Won)60,132
Accumulated amortization	(10,412)	(9,295)	(2,412)	(578)	(22,697)

Intangible assets, net	(Won)17,497	(Won)9,785	(Won)9,893	(Won)260	(Won)37,435

2005
(In millions of Korean won)	Intellectual property rights	Purchased Software	Privileges for industrial water facilities	Others	Total
Acquisition cost	(Won)38,234	(Won)20,974	(Won)12,299	(Won)1,342	(Won)72,849
Accumulated amortization	(Won)(13,153)	(Won)(11,561)	(Won)(3,646)	(Won)(1,115)	(Won)(29,475)

Intangible assets, net	(Won)25,081	(Won)9,413	(Won)8,653	(Won)227	(Won)43,374

Amortization expense for the years ended December 31, 2003, 2004 and 2005 amounted to (Won)5,406 million, (Won)6,405 million and (Won)6,778 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean won)
For the years ended December 31,
2006	(Won)5,134
2007	5,134
2008	5,134
2009	5,134
2010	5,134

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

9. Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean won)	2004		2005
Loans, principally from banks:
with weighted-average interest rate of 3.4%	(Won)	483,220		—
with weighted-average interest rate of 5.2%		—	(Won)	308,969

	(Won)	483,220	(Won)	308,969

10. Long-Term Debt

Long-term debt comprise the following at December 31:

(in millions of Korean won)	2004		2005
Won denominated Loans:
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rate of 5.9% per annum	(Won)	58,700	(Won)	58,700
Unsecured loans, representing obligation principally to banks:
Due 2006 to 2009 with interest rate of 6.1% per annum		59,100		59,100
Unsecured loans, representing obligation principally to banks:
Due 2010 to 2015 with interest rate of 3 year Korean Treasury Bond -1.25% per annum		—		8,620
Unsecured bond with interest rate ranging from 3.5% to 6.0%, due 2006 to 2009, net of unamortized discount		1,320,317		—
Unsecured bond with interest rate ranging from 3.5% to 6.0%, due 2006 to 2010, net of unamortized discount		—		1,924,512

		1,438,117		2,050,932

U.S. Dollar denominated Loans:
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2009 with interest ranging from 3.2% to 3.3% per annum		78,706		—
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2010 with interest ranging from 6M Libor + 0.5% to 6M Libor + 0.6% per annum		—		111,761
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2006 with interest rate of 3M Libor+1.0% per annum		36,246		—
Unsecured loans, representing obligations principally to banks:
Due 2006 with interest rate of 3M Libor+1.1% per annum		—		17,728
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2010 with interest rate of 6M Libor+1.2% per annum		49,709		48,624
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2012 with interest rate of 3M Libor+ ranging from 0.99% to 1.35% per annum		—		151,950

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(in millions of Korean won)	2004		2005
Unsecured bond with interest rate of 3M Libor+1.0%, due 2005 to 2006		209,191		—
Unsecured bond with interest rate of 3M Libor+1.1%, due 2006		—		102,313
Unsecured Term Notes with interest rate of 3M Libor+1.0%, due 2005 to 2006		168,803		—
Unsecured Term Notes with interest rate of 3M Libor+1.1%, due 2006		—		82,560
Unsecured bond with interest rate of 3M Lobor+0.6%, due 2007		207,120		202,600
Zero Coupon Convertible Bonds due 2010[1]		—		492,179

		749,775		1,209,715

Chinese Renminbi denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate ranging from 5.0% to 5.5% per annum		18,251		—
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate ranging from 5.3% to 5.5% per annum		—		32,846

Less: Current portion		(212,992)		(442,140)

	(Won)	1,993,151	(Won)	2,851,353

[1]	The bonds are convertible at (Won)58,251 for one common share from July 27, 2005 to April 4, 2010, redeemable at the option of issuer on or at any time after April 19, 2008. The Company may, having given not less than 30 nor more than 60 days’ notice to the bondholders, redeem in Dollars all or from time to time any portion of the bonds at their Early Redemption Amount, provided that the aggregate Market Price of a Common Share on the Korea Exchange on at least 20 Trading Days in 30 consecutive Trading Days ending on the Trading Day immediately prior to the date upon which notice of such redemption notice, is at least 130% of the Conversion Price. The bondholders can exercise put options to put the debt back to the Company on October 19, 2007, at 108.39% of the bond’s principal amount.

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

The aggregate annual maturities of long-term debt outstanding as of December 31, 2005 were as follows:

(in millions of Korean won)	Won denominated Loans		US Dollar denominated Loans		Chinese Renminbi denominated Loans		Zero Coupon Convertible Bonds		Total
For the years ending December 31,
2007	(Won)	339,267	(Won)	249,246	(Won)	—	(Won)	—	(Won)	588,513
2008		289,266		83,934		19,370		—		392,570
2009		609,850		66,136		6,737		—		682,723
2010		600,862		66,145		6,739		492,179		1,165,925
2011		1,724		30,390		—		—		32,114
Thereafter		6,034		7,598		—		—		13,632

	(Won)	1,847,003	(Won)	503,449	(Won)	32,846	(Won)	492,179	(Won)	2,875,477

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

11. Accrued Severance Benefits

Accrued severance benefits were as follows as of December 31:

(in millions of Korean won)	2004		2005
Balance at beginning of year	(Won)	56,558	(Won)	81,981
Provisions for severance benefits		32,584		43,851
Transferred from affiliated companies		1,130		2,484
Actual severance payments		(8,291)		(16,305)

		81,981		112,011

Cumulative Deposits to National Pension Fund		(737)		(708)
Balance of the severance insurance deposits		(49,280)		(68,096)

Balance at end of year	(Won)	31,964	(Won)	43,207

The severance benefits are funded approximately 60% and 61% as of December 31, 2004 and 2005, respectively, through severance insurance deposits for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., Lucky Life Insurance Co., Ltd. and Korea Life Insurance Co., Ltd. for the years ended December 31, 2004 and 2005 and these deposits accumulated interest at an average rate of 4.3% and 3.6%, for Kyobo Life Insurance Co., Ltd., 4.3% and 3.6%, for Lucky Life Insurance Co., Ltd. and 4.3% and 3.6%, for Korea Life Insurance Co., Ltd. for the years ended December 31, 2004 and 2005, respectively.

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean won)
For the years ended December 31,
2006	(Won)—
2007	116
2008	93
2009	49
2010	217
2011	611
2012	1,428
2013	1,831
2014	2,757
2015	4,026

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

12. Income Taxes

Income before income taxes and tax provision comprises the following :

(in millions of Korean won)	2003	2004	2005
Income before income taxes :
Domestic	(Won)1,051,579	(Won)1,693,182	(Won)361,806
Foreign subsidiaries	9,498	48,636	43,123

	(Won)1,061,077	(Won)1,741,818	404,930

Income taxes-Current :
Domestic	(Won)40,238	(Won)85,838	(Won)25,989
Foreign subsidiaries	3,196	3,997	5,956

	43,434	89,835	31,945

Income taxes-Deferred :
Domestic	12,022	(52,583)	(167,749)
Foreign subsidiaries	(882)	879	(915)

	11,140	(51,704)	(168,664)

Total income taxes	(Won)54,574	(Won)38,131	(Won)(136,719)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2005 are as follows:

(in millions of Korean won)	2004	2005
Current deferred tax asset (liability)
Inventories	(Won)6,976	(Won)8,288
Accounts receivable	2,170	(423)
Others	7,024	(2,034)

Net deferred tax assets, including other comprehensive income related deferred tax asset	16,170	5,831
Less : Other comprehensive income related deferred tax assets	(8,427)	(417)

Current deferred tax asset	(Won)7,743	(Won)5,414

Non-Current deferred tax asset (liability)
Intangible asset	(Won)30,179	(Won)26,194
Tax credit carryforward	137,828	292,976
Property, plant and equipment	11,857	24,618
Long term debt	(706)	(3,269)
Others	(708)	16,934

Non-Current deferred tax asset	(Won)178,450	(Won)357,453

As of December 31, 2005, the Company has available unused investment tax credits of (Won)292,976 million, which may be applied against future income tax amounts through 2010.

Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2004 and 2005.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008.

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2003, 2004 and 2005 are as follows:

(in millions of Korean Won, except for per share amount)	2003	2004	2005
Benefit from tax exemption	(Won)153,587	(Won)239,605	(Won)46,026
Weighted-average number of common shares Outstanding	290	305	358

Effect per share (Korean Won)	(Won)529	(Won)785	(Won)128

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2002. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003. Accordingly, deferred income taxes as of December 31, 2004 and 2005 were calculated based on the enacted rate of 27.5%.

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent for the years ended December 31, 2003, 2004 and 2005 as follows:

(in millions of Korean won)	2003	2004	2005
Taxes at Korean statutory tax rate	(Won)315,140	(Won)517,320	(Won)111,356
Income tax exemption	(153,587)	(239,605)	(39,110)
Income tax credits	(109,706)	(224,687)	(200,470)
Change in foreigner’s equity interest	—	(17,957)	(4,084)
Foreign tax differential	376	1,815	6,301
Nondeductible items	277	523	(6,738)
Change in statutory tax rate	1,610	—	—
Others	464	722	(3,974)

Total income tax provision	(Won)54,574	(Won)38,131	(Won)(136,719)

At December 31, 2005, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future was (Won)96,166 million. The unrecognized deferred tax liabilities as of December 31, 2005 for such temporary differences amounted to (Won)21,802 million.

13. Stockholder’s Equity

Common Stock

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004. The number of issued

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

common shares as of December 31, 2004 and 2005 are 325,315,700 and 357,815,700 respectively. These financial statements retroactively reflect the impact of the stock split.

In July 2004, pursuant to a Securities Registration Statement filed on July 16, 2004 with the Korea Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US $748,800 thousands.

In September 2004, pursuant to the underwriting agreement dated July 15, 2004 , the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US $51,471 thousands.

In July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of ADSs for gross proceed of US $1,189,656 thousands ((Won)1,220,706 million).

In July 2005, pursuant to the underwriting agreement dated July 21, 2005, the Company sold 4,600,000 shares of common stock in the form of ADSs for gross proceeds of US $196,144 thousands ((Won)201,263 million).

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the twelve month period ended December 31, 2005, the Company recorded compensation expense of (Won)5,852 million.

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean won)	2004	2005
Appropriated retained earnings:
Legal reserve	(Won)60,086	(Won)60,086
Unappropriated retained earnings :	2,940,956	3,482,605

	(Won)3,001,042	(Won)3,542,691

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

14. Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

accounting for share-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 8, 2008 through April 7, 2012.

The following table shows total share-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)	December 31, 2005
Cost of goods sold	(Won)1,196
Selling general and administrative	1,637
Income tax benefits	(642)

Total share-based compensation expense	(Won)2,191

There were no capitalized share-based compensation costs at December 31, 2005.

The following tables summarize option activity under the SARs for the year ended December 31, 2005:

(in Korean won)	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
Balance at December 31, 2004	(Won)	—	—	—
Options granted	(Won)	44,260	450,000
Options exercised		—	—
Options canceled/expired		—	40,000

Balance at December 31, 2005	(Won)	44,260	410,000	6

Exercisable at December 31, 2005	(Won)	—	—	—

In connection with the adoption of SFAS 123(R), the company assessed its valuation technique and related assumptions. The company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS 123(R).

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

December 31, 2005
Option term (years)[1]	5
Volatility[2]	41.04%
Risk-free interest rate (Korean government bond)	5.08%
Dividend yield	0%
Weighted average fair value per option granted	(Won)18,428

[1]	The option term is the number of years that the company estimates that options will be outstanding prior to settlement.
[2]	Measured using historical weekly price changes of the Company’s stock over the respective term of the option.

15. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.

Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Earnings per share for the years ended December 31, 2003, 2004 and 2005 is calculated as follows:

(In millions, except for per share amount)	2003		2004		2005
Net income as reported on the income statements	(Won)	1,006,503	(Won)	1,703,687	(Won)	541,649
Weighted-average number of common shares outstanding[1]		290		305		339

Earnings per share	(Won)	3,471	(Won)	5,586	(Won)	1,596

[1]	For the year ended December 31, 2005, issuance of 32,500 thousand shares of common stock (American Depositary Shares) in July 2005, were included in the computation of weighted-average number of common shares outstanding.

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

16. Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. On

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom, and the Company is preparing the appeal against the decision of U.K. Court. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005 the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes. Thereafter, the Company has revised its claim and has refiled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms, with automatic renewals. These agreements expired in 2004. The Company is in the process of entering into a formal master agreement with Philips.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

The Company has entered into bank overdraft agreements with various banks amounting to (Won)59,000 million and has entered into a Revolving Credit Facility Agreements with Shinhan Bank and others amounting to (Won)450,000 million and $100 million, at December 31, 2005. The Company has a zero balance with respect to these facilities at December 31, 2005.

LG. Philips LCD America Co., Ltd. has entered into a line of credit agreement, up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Germany GmbH are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,000 million and GBP£4 million, respectively, relating to their local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)38,969 million, (Won)43,726 million and (Won)47,108 million in the year ended December 31, 2003, 2004 and 2005, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

17. Fair Value of Financial Instruments

The estimated fair values of the Company’s other financial instruments are as follows:

	2004
(in millions of Korean Won)	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	(Won)—	(Won)2,206,143	(Won)2,191,857
Derivative instruments	72,696	69,443	69,443

	2005
(in millions of Korean Won)	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	(Won)—	(Won)3,293,493	(Won)3,311,112
Derivative instruments	32,964	30,160	30,160

18. Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group and Philips Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of December 31, 2003, 2004 and 2005 are summarized as follows:

	2003
(in millions of Korean won)	Sales		Purchases[1]
LG Electronics Inc.	(Won)	1,408,956	(Won)	66,013
Philips affiliates		603,603		37,144
LG Engineering & Construction Corp.		—		733,966
LG Chem Ltd.		—		243,764
LG International Japan Ltd.		247,619		714,648
LG International HK Ltd.		190,602		—
LG International America, Inc.		—		53,573
LG International Singapore Ltd.		171,391		—
LG MRO Co., Ltd.		118,689		31,595
LG Micron Ltd.		—		62,077
LG CNS Co., Ltd.		—		51,220
Others		8,836		144,351

2003 Total	(Won)	2,749,696	(Won)	2,138,351

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

	2004
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,607,066	(Won)	149,466	(Won)	225,342	(Won)	29,799
Philips affiliates		1,210,946		52,265		163,762		4,744
LG Engineering & Construction Corp.		—		828,844		—		351,093
LG Chem Ltd.		—		398,433		—		33,393
LG International Japan Ltd.		128,718		1,431,260		10,734		144,030
LG International HK Ltd.		281,242		11		7,196		—
LG International America, Inc.		—		168,565		—		12,328
LG International Singapore Ltd.		51,174		1		—		—
LG International Deutschland GmbH		—		52,569		—		5,337
LG MRO Co., Ltd.		—		67,977		—		13,484
LG Micron Ltd.		—		89,675		—		36,702
LG CNS Co., Ltd.		—		64,013		—		3,985
Others		63,456		148,810		20,880		34,406

2004 Total	(Won)	3,342,602	(Won)	3,451,889	(Won)	427,914	(Won)	669,301

	2005
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,821,507	(Won)	179,577	(Won)	219,327	(Won)	66,751
Philips affiliates		1,323,637		52,229		176,599		4,548
LG Chem Ltd.		—		620,930		—		72,319
LG International Japan Ltd.		350,127		1,074,178		44,372		162,133
LG International HK Ltd.		317,795		—		2,336		4,360
LG International America, Inc.		—		115,697		—		12,202
LG International Singapore Ltd.		66,013		—		796		262
LG International Deutschland GmbH		—		81,859		—		16,917
LG International Corp. (Korea)		9,832		66,323		11		2,548
LG MRO Co., Ltd.		—		146,109		—		36,792
LG Micron Ltd.		—		125,224		—		55,234
LG CNS Co., Ltd.		—		113,615		—		32,370
Others		75,142		73,177		33,290		11,482

2005 Total	(Won)	3,964,053	(Won)	2,648,918	(Won)	476,731	(Won)	477,918

[1]	Includes purchases of property, plant and equipment.
[2]	Includes advances received.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

19. Segment Information

The Company operates in one business segment, the manufacture and sale of TFT-LCDs.

The following is a summary of operations by country based on the location of the customer as of and for the years ended December 31, 2003, 2004 and 2005. Property, plant and equipment is based on the location of the equipment.

By Geography
(in millions of Korean won)	2003		2004		2005
Revenue from external customers:
Republic of Korea	(Won)	977,916	(Won)	890,194	(Won)	990,900
Asia		3,769,626		5,672,782		6,688,993
America		576,846		752,971		1,062,374
Europe		751,889		1,008,645		1,329,989
Others		22,077		202		3,324

Total	(Won)	6,098,354	(Won)	8,324,794	(Won)	10,075,580

Property, Plant, and Equipment:
Republic of Korea			(Won)	6,402,446	(Won)	9,017,587
Asia				160,761		216,157
Others				770		360

Total			(Won)	6,563,977	(Won)	9,234,104

During the years ended December 31, 2003, 2004 and 2005, the Company’s revenue from its three largest customers accounted for 41.1%, 42.9% and 40.1% of total revenue respectively. Sales to A Company constituted 13.4%, 12.5% and 9.8% of total revenue, for the years ended December 31, 2003, 2004 and 2005, respectively. Sales to B Company constituted 18.1%, 16.8% and 14.5% of total revenue, for the years ended December 31, 2003, 2004 and 2005, respectively. The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

The following is a summary of revenue by product for the years ended December 31, 2003, 2004 and 2005.

By Product
(in millions of Korean won)	2003		2004		2005
Panels for:
Notebook computers	(Won)	1,738,994	(Won)	2,119,116	(Won)	2,113,452
Desktop monitors		3,517,491		4,662,079		4,740,440
TFT-LCD televisions		685,925		1,162,762		2,805,013
Others		155,944		380,837		416,675

Total	(Won)	6,098,354	(Won)	8,324,794	(Won)	10,075,580

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

20. Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2003, 2004 and 2005 is as follows:

(in millions of Korean won)	2003		2004		2005
Cash paid during the year for:
Interest	(Won)	75,970	(Won)	93,621	(Won)	151,646
Income taxes		2,827		41,406		99,400
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment		882,839		822,288		1,077,932

LG. Philips LCD Co., Ltd.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

VALUATION AND QUALIFYING ACCOUNTS

(in millions of Korean Won)	Balance at beginning of period		Charged to bad debt expenses		Write-offs charged to allowance		Balance at end of period
Year ended December 31, 2003:
Allowance for doubtful accounts	(Won)	11,120	(Won)	974	(Won)	(62)	(Won)	12,032

Year ended December 31, 2004:
Allowance for doubtful accounts	(Won)	12,032	(Won)	(8,614)	(Won)	(—)	(Won)	3,418

Year ended December 31, 2005:
Allowance for doubtful accounts	(Won)	3,418	(Won)	1,071	(Won)	(149)	(Won)	4,340

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2003:
Reserve for warranty liabilities	(Won)	13,285	(Won)	18,694	(Won)	(12,199)	(Won)	19,780

Year ended December 31, 2004:
Reserve for warranty liabilities	(Won)	19,780	(Won)	13,909	(Won)	(14,472)	(Won)	19,217

Year ended December 31, 2005:
Reserve for warranty liabilities	(Won)	19,217	(Won)	28,909	(Won)	(23,179)	(Won)	24,947

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

Date: June 21, 2006