Form 20-F/A
period 2005-12-31
LG.Philips LCD Co., Ltd.
filed 2006-12-07
CIK 1290109

As filed with the Securities and Exchange Commission on December 7, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐ Yes    ☐ No

We filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) with the Securities and Exchange Commission on June 21, 2006.

This Amendment No. 1 to our Form 20-F (this “Amendment”) is filed to include a signed report from our independent registered public accounting firm that was inadvertently omitted from the Form 20-F.

Other than the foregoing, no part of our Form 20-F filed on June 21, 2006, is being amended, and no part of the Form 20-F or of Item 18 as re-filed pursuant to this Amendment speaks as of any date subsequent to June 21, 2006.

Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, we hereby amend Item 18 of our Form 20-F in its entirety and replace it with the following:

Item 18. FINANCIAL STATEMENTS

1

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

/s/ Samil PricewaterhouseCoopers

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

Date: December 7, 2006