Form 20-F
period 2006-12-31
LG.Philips LCD Co., Ltd.
filed 2007-04-11
CIK 1290109

As filed with the Securities and Exchange Commission on April 11, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

1

2

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

All references to “Won” or “(Won)” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “HK$” are to the currency of the Hong Kong Special Administrative Region of the People’s Republic of China, all references to “PLN” are to the currency of the Republic of Poland and all references to “Euro” or “€” are to the currency of the European Union. Unless otherwise indicated, all references to our common stock have been adjusted to give effect to the 2-for-1 stock split which became effective on May 25, 2004. As a result of the stock split, the par value of our common stock decreased from (Won)10,000 per share to (Won)5,000 per share.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 29, 2006, which was (Won)930.0 = US$1.00.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected consolidated financial and operating data set forth below have been presented on a historical cost basis for all periods presented. The balance sheet data as of December 31, 2005 and 2006 and the statement of income data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes included in this annual report. These audited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated income statement data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006(10)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Sales	(Won)	3,567	(Won)	6,098	(Won)	8,325	(Won)	10,076	(Won)	10,624	US$	11,424
Cost of sales		3,139		4,741		6,246		9,070		10,910		11,731
Gross profit (loss)		428		1,357		2,079		1,006		(286)		(307)
Selling, general and administrative expenses		129		235		319		528		596		641
Operating income (loss)		299		1,122		1,760		478		(882)		(948)
Other income (expense)		67		(61)		(18)		(73)		(53)		(57)
Income (loss) before income taxes		366		1,061		1,742		405		(935)		(1,005)
Provision (benefit) for income taxes		18		54		38		(137)		(242)		(260)
Net income (loss)		348		1,007		1,704		542		(693)		(745)
Net income (loss) per share(1)		1,200		3,471		5,586		1,596		(1,936)		(2)
Diluted net income (loss) per share		1,200		3,471		5,586		1,596		(1,936)		(2)
Dividends declared per share(2)		—		—		—		—		—		—
Number of shares as adjusted to reflect changes in capital (in millions)		290		290		325		358		358		358

Consolidated balance sheet data

	As of December 31,
	2002		2003		2004		2005		2006		2006(10)
	(in billions of Won)										(in millions of US$)
Accounts receivable, net	(Won)	540	(Won)	1,160	(Won)	954	(Won)	1,333	(Won)	971	US$	1,045
Inventories		398		336		804		690		1,052		1,131
Total current assets:		1,079		2,146		3,399		3,847		3,154		3,392
Property, plant and equipment, net		3,259		3,974		6,564		9,234		9,485		10,199

Total assets		4,573		6,343		10,262		13,617		13,496		14,512

Short-term borrowings		274		159		483		309		250		269
Trade accounts and notes payable		251		404		583		694		949		1,021
Other accounts payable(3)		780		1,023		1,016		1,475		1,249		1,343
Long-term debt, including current portion		1,427		1,785		2,206		3,293		3,856		4,146
Long-term obligation under capital lease, including current portion		—		—		—		—		—		—

Total liabilities		2,833		3,592		4,599		6,043		6,622		7,121

Capital stock		1,450		1,450		1,627		1,789		1,789		1,924

Total stockholders’ equity		1,740		2,751		5,663		7,574		6,874		7,391

Other Financial Data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006(10)
	(in billions of Won, except for percentages)										(in millions of US$, except for percentages)
Gross margin(4)		12.0%		22.3%		25.0%		10.0%		(2.7)%		(2.7)%
Operating margin(5)		8.4%		18.4%		21.1%		4.7%		(8.3)%		(8.3)%
Net margin(6)		9.8%		16.5%		20.5%		5.4%		(6.5)%		(6.5)%
EBITDA(7)	(Won)	1,382	(Won)	2,106	(Won)	3,014	(Won)	2,223	(Won)	1,814	US$	1,951
Capital expenditures		1,117		1,438		3,886		4,166		3,076		3,308
Depreciation and amortization(8)		958		966		1,235		1,761		2,609		2,805
Net cash provided by operating activities(9)		1,053		1,672		2,743		2,109		1,866		2,006
Net cash used in investing activities		(1,126)		(1,453)		(3,893)		(4,198)		(3,067)		(3,298)
Net cash provided by (used in) financing activities		90		215		2,009		2,308		577		620

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004.
(2)	Dividends declared per share are calculated by dividing total dividends by the number of shares outstanding at the end of the relevant fiscal year, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004.
(3)	Other accounts payable primarily consist of accounts payable relating to the purchase of fixed assets.
(4)	Gross margin represents gross profit (loss) divided by sales.
(5)	Operating margin represents operating income (loss) divided by sales.
(6)	Net margin represents net income (loss) divided by sales.
(7)	EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income (loss) to EBITDA is as follows:

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006(10)
	(in billions of Won)										(in millions of US$)
Net income (loss)	(Won)	348	(Won)	1,007	(Won)	1,704	(Won)	542	(Won)	(693)	US$	(745)
Interest expense		62		84		58		108		169		182
Interest income		(4)		(6)		(20)		(51)		(29)		(31)
Provision (benefit) for income taxes		18		55		38		(137)		(242)		(260)
Depreciation of property, plant and equipment		949		957		1,224		1,748		2,597		2,793
Amortization of intangible assets		5		5		6		7		7		7
Amortization of debt issuance cost		4		4		4		6		5		5

EBITDA	(Won)	1,382	(Won)	2,106	(Won)	3,014	(Won)	2,223	(Won)	1,814	US$	1,951

(8)	Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets and amortization of debt issuance cost.
(9)	Effect of exchange rate change on cash and cash equivalents has been excluded from net cash provided by operating activities.
(10)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,
	2004	2005	2006(1)
	(in thousands)
Operating Data:
Number of panels sold by product category:
Televisions	2,401	6,168	12,649
Notebook computers	9,125	13,933	21,089
Desktop monitors	15,391	23,787	20,125
Other applications(2)	25,330	54,933	69,723

Total	52,247	98,821	123,586

	Year Ended December 31,
	2004		2005		2006		2006(4)
	(in billions of Won)						(in millions of US$)
Revenue by category:
Televisions	(Won)	1,163	(Won)	2,805	(Won)	4,939	US$	5,311
Notebook computers		2,119		2,114		2,167		2,330
Desktop monitors		4,662		4,740		2,907		3,126
Other applications(2) (3)		381		417		611		657

Total	(Won)	8,325	(Won)	10,076	(Won)	10,624	US$	11,424

(1)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.
(2)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.
(3)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which were minimal for the years ended December 31, 2004 and December 31, 2005, respectively, but amounted to (Won)171.1 billion (US$184.0 million), or 1.6% of total revenue, for the year ended December 31, 2006.
(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 29, 2006, which was (Won)930.0 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 10, 2007, the noon buying rate was (Won)933.6 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2002	(Won)	1,186.3	(Won)	1,242.0	(Won)	1,332.0	(Won)	1,160.6
2003		1,192.0		1,183.0		1,262.0		1,146.0
2004		1,035.1		1,139.3		1,195.1		1,035.1
2005		1,010.0		1,023.7		1,059.8		997.0
2006		930.0		950.1		1,002.9		913.7
October		942.2		952.6		959.3		942.2
November		929.0		935.4		942.1		929.0
December		930.0		925.0		931.6		913.7
2007 (through April 10)		933.6		939.5		949.1		925.4
January		941.0		936.8		942.2		925.4
February		942.3		936.9		942.3		932.5
March		941.1		942.9		949.1		937.2
April (through April 10)		933.6		934.2		937.0		931.6

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B. Capitalization and Indebtedness

Not applicable

Item 3.C. Reasons For the Offer and Use of Proceeds

Not applicable

Item 3.D. Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. For example, our gross margin declined from 25.0% in 2004 to 10.0% in 2005 and (2.7)% in 2006. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margins would decrease and our results of operations and financial condition may be materially adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, BOE-Hydis, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, SVA-NEC, BOE-OT, Sharp and IPS-Alpha. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the near future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

We and our competitors each seek to establish our own products as the industry standards. For example, in the growing large-sized television panel market, we currently manufacture 32-inch, 37-inch, 42-inch, 47-inch, 52-inch and 55-inch television panels. Other TFT-LCD manufacturers produce competitive large-sized television panels in slightly different dimensions. If our competitors’ panels become the standard market size, we may lose market share, which may have a material adverse effect on our financial condition and results of operations.

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

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. For example, the overall average selling price of our display panels (including small panel applications) per panel, which is derived by dividing total sales revenues by total number of panels sold, decreased by 36.0% from (Won)159,332 per panel in 2004 to (Won)101,958 in 2005 and further decreased by 15.7% to (Won)85,966 in 2006. The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 29.7% from US$2,984 per square meter of net display area in 2004 to US$2,097 in 2005 and further decreased by 25.8% to US$1,555 in 2006.

Our gross margins have also fluctuated from period to period, from 25.0% in 2004 to 10.0% in 2005 to (2.7)% in 2006. Principal factors affecting our gross margins include declines in the average selling prices of our display panels, as well as our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp-up of new fabrication facilities, and any large increases in capacity that this may create may further drive down the average selling prices of our panels, which would affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products, consumer electronics products and our other application products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

The TFT-LCD industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

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

We plan to continue to expand our operations to meet the growing demand for new applications in consumer electronics and other markets. Because these products, such as televisions, mobile phones and personal digital assistants, are expected to be marketed to a diverse group of end users with different specifications, functions and prices, we have developed different sales and marketing strategies to promote our panels for these products. We cannot provide assurance that our expansion strategy for these panels will be successful.

Problems with product quality, including defects, in our TFT-LCD panels could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced and often new technology and must meet stringent quality requirements. Products manufactured using advanced and new technology such as ours may contain undetected errors or defects, especially when first introduced. For example, our TFT-LCD panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios.

Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products. If we deliver TFT-LCD panels with errors or defects, or if there is a perception that our TFT-LCD panels contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers, including our two principal shareholders, who may no longer rely on us as a strategic supplier of TFT-LCD products, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including our two principal shareholders, together accounted for 77.4% of our sales in 2004, 73.0% in 2005 and 71.3% in 2006. Our top three end-brand customers together accounted for 42.9% of our sales in 2004, 40.1% in 2005 and 42.0% in 2006. In 2006, three end-brand customers, LG Electronics (excluding its purchases made as a system integrator), Philips Electronics and Dell, each contributed to 10% or more of our sales.

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

We cannot provide assurance that these customers, including our two principal shareholders, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

Any material deterioration in the financial condition of our key end-brand customers, their system integrators or our affiliated trading company will have an adverse effect on our results of operations.

Our top ten end-brand customers accounted for 77.4% of our sales in 2004, 73.0% in 2005 and 71.3% in 2006, on an aggregate basis. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice their designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. and its subsidiaries. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Our revenues depend on continuing demand for televisions, notebook computers, desktop monitors and other application products with TFT-LCD panels. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and other application products with display devices. In particular, a substantial percentage of our sales is increasingly derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 14.0%, 27.8% and 46.5% of our total sales revenues in 2004, 2005 and 2006, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 56.0%, 47.0% and 27.4% of our total sales revenues in 2004, 2005 and 2006, respectively, and those who use our panels in their notebook computers, which accounted for 25.5%, 21.0% and 20.4% of our total sales revenues in 2004, 2005 and 2006, respectively. We will continue to be dependent on the growth in the television industry as well as the personal computer industry for a substantial portion of our sales, and any downturn in the television and personal computer industry would result in reduced demand for our products, reduced revenues, lower average selling prices and/or reduced margins.

In addition, we anticipate that there will be increasing migration from conventional cathode ray tube, or CRT, televisions to TFT-LCD televisions. We have installed, and we expect to continue to install, capacity in anticipation of increased television demand generated by this trend. However, we may be unable to successfully execute our strategy or sustain our growth and profitability if this migration to TFT-LCD televisions does not take place as we anticipated. Moreover, we can offer no assurance that threats from competing technologies will not significantly affect and alter our strategy for and competitive position in the television market. If our current strategy to address the expected growth in the television market, in part by increasing our production capacity, fails, our business, financial condition and results of operations would be materially adversely affected.

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

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant expenditures for the expansion of existing production lines, construction of new facilities and strategic investments, such as the development of our Paju Display Cluster, construction of a new module production plant in Guangzhou, China and equipping of our new module production plant in Wroclaw, Poland.

In Paju, we built our seventh fabrication facility, or P7, in 2005. We commenced mass production at P7 in January 2006. During the fourth quarter of 2006, the average production capacity of P7 was 78,000 input glass sheets per month. P7 is expected to reach an initial design capacity of 90,000 input glass sheets per month in the first half of 2007 and an expanded capacity of 110,000 input glass sheets per month in the third quarter of 2007. We currently estimate that the construction and build-out of P7, at an expanded capacity of 110,000 input glass sheets per month, will cost approximately (Won)5.3 trillion in total. Our total capital expenditure for 2006 on a delivery basis, or capital expenditures accounted for at the time of delivery of property, plant and equipment, was approximately (Won)2.8 trillion (US$3.0 billion), of which approximately (Won)1.2 trillion was attributable to capital expenditure for P7. We expect our capital expenditures for P7 on a delivery basis to be approximately (Won)0.2 trillion in 2007. In addition, we are currently constructing our eighth fabrication facility, or P8, in our Paju Display Cluster and we also broke ground on the new module production plant in Wroclaw, Poland in June 2006, which commenced mass production in March 2007. The Polish plant is expected to reach an initial production capacity of 3 million modules per year by the end of 2007. Currently, we are also constructing our new module production plant in Guangzhou, China. In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China, and established our subsidiary, LG.Philips LCD Guangzhou Co., Ltd., in June 2006. We expect our capital expenditures for construction of new production facilities on a delivery basis to be approximately (Won)0.6 trillion in 2007. Such amount is subject to periodic assessment, and we cannot provide any assurance that such amount may not change materially after assessment.

We estimate our total capital expenditures on a delivery basis to be approximately (Won)1.0 trillion and our cash outflows for capital expenditures to be approximately (Won)1.7 trillion in 2007. These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities, including P7, or to continue construction of P8 or our Guangzhou plant or equipping of our Polish plant.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we expanded our capacity by commencing mass production at our third fabrication facility, P3, in July 2000, our fourth fabrication facility, P4, in March 2002, our fifth fabrication facility, P5, in May 2003, our sixth fabrication facility, P6, in August 2004 and at our seventh fabrication facility, P7, in January 2006. We also commenced production at a new module assembly facility in Nanjing, China, in May 2003. In addition, we are currently expanding the production capacity of P7 and other existing facilities and equipping the new module production plant in Wroclaw, Poland, while constructing new facilities, including P8 in our Paju Display Cluster and the new module production plant in Guangzhou, China. In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China, and established our subsidiary, LG.Philips LCD Guangzhou Co., Ltd., in June 2006. See “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants, including P7 and P8, as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in next generation fabrication facilities or in the manufacturing capacity of existing facilities would impair our ability to effectively compete within the TFT-LCD industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

Under Korean law, the construction of factories exceeding a certain size is prohibited in designated areas around Seoul, such as Paju. We have been able to construct the facilities in our Paju complex pursuant to an exemption available to companies whose “foreign equity interest” equals or exceeds 30%. Foreign equity interest includes any equity invested by a foreigner pursuant to the Foreign Investment Promotion Act, and Philips Electronics’ equity interest in us qualifies for this purpose. If the aggregate equity interest held by Philips Electronics or other qualifying foreign investors were to fall below 30% and the relevant requirements for the exemption are not relaxed, we would no longer be eligible for this exemption with regard to any future production lines. This may, in turn, have a material adverse effect on our ability to construct additional facilities in Paju.

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

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our component and raw material costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components of TFT-LCD products such as backlight units, glass substrates, driver integrated circuits and polarizers, from two or more suppliers for each key component. We may experience shortages in the supply of these and other components or raw materials as a result of, among other things, anticipated capacity expansion in the TFT-LCD industry. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high quality raw materials or components in a timely manner or make alternative arrangements for such supplies, or if there were significant increases in the costs of raw materials or components that we could not pass on to our customers.

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

Sanctions against us and other TFT-LCD panel producers for possible anti-competitive activities may have a direct and indirect material impact on our operations.

In December 2006, we received notice that we were under investigation by the Korean Fair Trade Commission, the Japanese Fair Trade Commission, the Antitrust Division of the U.S. Department of Justice and regulatory bodies of other competitive markets with respect to possible anti-competitive activities in the TFT-LCD industry. We are cooperating fully with the investigations, which remain preliminary.

Subsequent to the commencement of the U.S. Department of Justice investigation, a number of purported class action lawsuits were filed against us and other TFT-LCD panel manufacturers in various federal district courts, alleging violation of U.S. antitrust laws and other related laws. In addition, purported class action lawsuits have been brought against us, and certain of our officers and directors, in the United States District Court for the Southern District of New York in 2007, alleging, among other things, that we and certain of our officers and directors violated the U.S. Securities Exchange Act of 1934, or the Exchange Act, in connection with possible anti-competitive activities in the TFT-LCD industry. While we intend to defend these suits vigorously, it is too early in the proceedings to evaluate the probability of a favorable or unfavorable outcome of the actions, or to estimate the potential loss, if any.

An adverse final resolution of the U.S. Department of Justice or other regulators’ investigations or the civil claims described above would result in significant financial liability to, and other adverse effects upon, us, which would have a material adverse effect on our business, results of operations and financial condition. Furthermore, irrespective of the validity or the successful assertion of the above-referenced claims, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations or financial condition or cash flows. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of these matters.

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

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Won and the U.S. dollar. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels and purchases of raw materials and expenditures on capital equipment are denominated mainly in U.S. dollars, Japanese Yen and Korean Won, and, in the case of our sales, also in Euros. In 2006, 93.2% of our sales were denominated in U.S. dollars, 4.5% in Euros, 1.3% in Japanese Yen and 1.0% in Korean Won. During the same period, 53.2% of our purchases of raw materials were denominated in U.S. dollars, 37.2% in Japanese Yen and 9.6% in Korean Won. In addition, 18.6%, 15.3% and 65.1% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2006, were denominated in U.S. dollars, Japanese Yen and Korean Won, respectively.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, affect our gross profits and pre-tax income. In general, an appreciation in the Korean Won against the U.S. dollar has a net negative impact on such results, although it causes a foreign currency translation gain on our foreign currency debt and currency forward contracts. In recent years, the Korean Won has appreciated against the value of the U.S. dollar. See “Item 3.A. Selected Financial Data–Exchange Rates.” Appreciation of the Korean Won may materially and adversely affect the results of our operations because, among other things, it reduces the Korean Won value of our export sales or causes our export products to be less competitive by raising our prices in U.S. dollar terms.

Although the impact of exchange rate fluctuations has in the past been partially mitigated by the natural offset of our foreign currency receivables with our payables, our foreign-currency debt and our use of foreign exchange forward contracts, under our current operating and capital structure, appreciation of the Korean Won on balance generally has a negative impact on our results of operations and we cannot provide assurance that such offsets and hedges will reduce the overall impact of any exchange rate fluctuations in the future.

We will lose a portion of the income tax exemption currently available to us under the foreign direct investment laws of Korea if Philips Electronics reduces its ownership in us.

Philips Electronics’ investment in us upon the formation of the joint venture was characterized as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Accordingly, we are entitled to an exemption from income taxes on income generated from our TFT-LCD business pursuant to the Special Tax Treatment Control Law of Korea in an amount proportional to the percentage of foreign direct equity investment in us for the first seven taxable years following the registration of such investment, which for us was in August 1999, and at one-half of that percentage for the subsequent three taxable years. In 2006, as we recorded a net loss, we did not receive an income tax benefit as a result of Philips Electronics’ 32.87% weighted average ownership in us in 2006. Until 2008, we will lose 0.1375% of the tax exemption benefit in respect of net income generated from our TFT-LCD business for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate applicable to us is the same as that in 2006. After 2008, we will no longer be eligible to receive this income tax exemption. Losses of portions of this tax exemption could negatively affect our results of operations.

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

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, Inc. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We sought, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. On November 21, 2006, in a trial by jury, the defendants were found to have willfully infringed a patent owned by us and we were awarded US$53.5 million in damages. We also filed a complaint in the United States District Court for the Central District of California against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jean Co., Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. On May 24, 2004, we sought declaratory relief in the United States District Court for the District of Massachusetts to determine the inventorship of four of these patents. The case was dismissed, and the inventorship issue was ordered to be decided in the lawsuit before the Central District of California. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. On August 3, 2004, we demanded arbitration of the counter-claims filed by Chunghwa Picture Tubes. On June 20, 2006, an arbitration panel appointed by the American Arbitration Association decided in our favor and ruled that we hold exclusive ownership rights to the patents.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Co. and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear mountable liquid crystal display devices. We are seeking damages for past infringement and an injunction against future infringement. We also filed a parallel complaint with the Patents County Court in the United Kingdom claiming infringement on one of our U.K. patents relating to the same technology. Tatung Co. is a major shareholder in Chunghwa Picture Tubes. The Patents County Court ruled in favor of the defendants, and we appealed the ruling. On December 20, 2006, the appellate court dismissed the case.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. On April 25, 2005, we filed our answer to Chunghwa Picture Tubes’ infringement claim, together with a counter-claim in the United States District Court for the Central District of California for the correction of the legal title of the subject patent. On March 20, 2007, Chunghwa Picture Tubes and we stipulated to the dismissal of Chunghwa Picture Tubes’ infringement claim as well as the dismissal of all pending claims and counterclaims against each other without prejudice. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, we filed a separate complaint in the United States District Court for the District of Delaware against Chunghwa Picture Tubes, Tatung Company, Tatung Co. of America and ViewSonic Corporation claiming infringement of our patents relating to the design and manufacture of liquid crystal display modules. We sought, among other things, monetary damages for past infringement and an injunction against future infringement. On July 27, 2006, in a trial by jury, the defendants were found to have infringed a patent owned by us and we were awarded US$52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC and Technology Licensing Corporation filed a complaint in the United States District Court for the Northern District of Illinois against us for alleged patent infringement, seeking, among other things, monetary damages for past infringement.

On December 1, 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics Corp. filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs.

On February 2, 2007, Anvik Corporation filed a complaint in the United States District Court for the Southern District of New York against us, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of the photo-masking equipments manufactured by Nikon Corporation and the patented methods performed by such system in producing TFT-LCD panels. Anvik is seeking monetary damages for past infringement and an injunction against future infringement.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted our motion to intervene in the patent infringement case brought by Positive Technologies, Inc.

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

In addition, we engage in a variety of related party transactions with our two principal shareholders and their respective affiliates:

•

Purchases from LG Electronics and its affiliates – purchases of materials, equipment, components and services from LG Electronics and its affiliates, excluding LG International and its subsidiaries, amounted to 21.2%, 13.7% and 16.5% (excluding services purchased from GS Engineering & Construction which, as of January 2005, is no longer an affiliated company of the LG Group) of our total purchases of materials, equipment, components and services in 2004, 2005 and 2006, respectively.

•

Sales to LG Electronics – sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 19.3%, 18.1% and 16.3% of our sales in 2004, 2005 and 2006, respectively.

•

Sales to Philips Electronics and its affiliates – sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics both as an end-brand customer and a system integrator, amounted to 14.5%, 13.1% and 12.5% of our sales in 2004, 2005 and 2006, respectively.

•

Purchases from LG International – purchases of materials, equipment, components and services from LG International and its subsidiaries amounted to 22.4%, 16.7% and 10.7% of our total purchases of materials, equipment, components and services in 2004, 2005 and 2006, respectively.

•	Sales to LG International – sales to LG International and its subsidiaries on an aggregate basis amounted to 5.5%, 7.4% and 9.0% of our sales in 2004, 2005 and 2006, respectively.

•

Purchases from Philips Electronics – purchases of materials, including backlight units and driver integrated circuits, from Philips Electronics, as well as other services, amounted to 0.6%, 0.6% and 0.8% (including purchases from Philips Electronics’ semiconductor division until September 2006, which, as of October 2006, is no longer a division of Philips Electronics) of our total purchases of materials, equipment, components and services in 2004, 2005 and 2006, respectively.

Pursuant to our articles of incorporation and the terms of a shareholders’ agreement entered into between LG Electronics and Philips Electronics in July 2004, we have a nine-member board of directors which is composed of two outside directors selected by each of LG Electronics and Philips Electronics, one outside director jointly selected by them and four non-outside directors. In March 2005, we established the Outside Director Nomination and Corporate Governance Committee which will nominate our future outside directors. The right to nominate the four non-outside directors depends on the respective ownership interest in us of each of LG Electronics and Philips Electronics. The two shareholders have also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the non-outside director candidates selected by the other party as well as the non-outside candidate jointly selected by the two shareholders. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics are able to nominate our chief executive officer and chief financial officer, respectively, who as our two joint representative directors, must act in concert in order for their actions to bind us. See “Item 6.A. Directors and Senior Management” for a description of the composition of our board and the joint representative director system under Korean law. Consequently, persons with ties to LG Electronics and Philips Electronics may account for as many as four directors on our board and will continue to exert substantial influence over the operation of our business.

The interests of LG Electronics and Philips Electronics, and the directors and officers nominated by them, may differ from or conflict with those of us or our other shareholders.

When exercising their rights as our shareholders, either alone or in concert, LG Electronics and Philips Electronics may take into account not only our interests but also their interests and the interests of their affiliates. The interests of display businesses of LG Electronics and Philips Electronics may at times conflict with ours since the growth of our business depends, in part, on successful competition with other display technologies. For example, LG Electronics manufactures plasma display panels, or PDPs, which is an alternative display technology to TFT-LCDs. In recent years, LG Electronics has invested in a PDP production facility in Gumi, Korea, as well as overseas PDP module plants in Mexico, Poland and China. These conflicts may result in alternative display technologies gaining wider market acceptance than TFT-LCDs or a decision by our principal shareholders to sell products using other display technologies.

Various other conflicts of interest between our two principal shareholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics and Philips Electronics of control over our management and affairs. Our board is currently composed of directors and officers who have been selected by our two principal shareholders and certain of our directors continue to hold positions at LG Electronics or Philips Electronics. See “—Our two principal shareholders, LG Electronics and Philips Electronics, which together currently own approximately 70.8% of our voting stock, have, and will continue to have significant influence over corporate decisions” above and “Item 6.A. Directors and Senior Management” for a description of the composition of our current board of directors.

Labor unrest may disrupt our operations.

As of December 31, 2006, approximately 63% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

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

Philips Electronics, one of our two principal shareholders and which owned 32.9% of our voting stock as of December 31, 2006, has announced its intent to sell a portion of its ownership interest in us. The shareholders’ agreement between LG Electronics and Philips Electronics requires LG Electronics and Philips Electronics, among other things, to not effect any sale or transfer of our shares that would decrease their respective ownership interests in us to lower than 30% prior to July 23, 2007 without the prior written consent of the other party. Following July 23, 2007, subject to certain transfer restrictions pursuant to the shareholders’ agreement, Philips Electronics may sell its holdings in us without the prior written consent of LG Electronics. See “Item 6.E. Share Ownership—Shareholders’ Agreement” below for a description of certain transfer restrictions.

If we or either of our current principal shareholders, LG Electronics and Philips Electronics, sell substantial amounts of our common stock in the public principal market, or if there is a perception that these sales may occur, the market price of our common stock could decline.

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

Under the terms of our deposit agreement, holders of common stock may deposit such common stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds the difference between:

•

the aggregate number of shares of common stock we have consented to allow to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of shares of common stock on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common stock will not be accepted for deposit unless (1) our consent, subject to governmental authorization, with respect to such deposit has been obtained or (2) such consent is no longer required under Korean laws and regulations.

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 10, 2007. The number of shares issued or sold in any subsequent offering by us or our principal shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

Other than our registration rights agreement with each of LG Electronics and Philips Electronics as described in “Item 7.A. Major Shareholders,” we are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

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

From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent. However, the economic indicators in recent years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the sporadic occurrence of avian flu in Asia and other parts of the world and the risk of its widespread outbreak have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	financial problems or lack of progress in restructuring of Korean conglomerates called chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	a slowdown in consumer spending and the overall economy;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen or revaluation of the Chinese RMB), interest rates and stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•

adverse developments in the economies of countries that are important export and import markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six-party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide emergency energy assistance of 50,000 tons of heavy fuel oil to North Korea in the initial phase.

There can be no assurance that the February 2007 accord will be implemented as agreed or the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our common stock.

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

Item 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

We are the world’s largest merchant supplier, or supplier to third parties, of large-size TFT-LCD panels. According to DisplaySearch, one of the leading independent industry research firms, we have been the world’s leading merchant supplier based on total units sold since 2002. We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors and other applications.

The origin of our TFT-LCD business can be traced to the TFT-LCD research that began in 1987 at the Goldstar R&D Center, which was then part of LG Electronics. TFT-LCD research continued at a new research and development center established by LG Electronics in 1990 in Anyang, Korea, which today continues to lead our technology innovation efforts. In 1993, the TFT-LCD business division was launched within LG Electronics, and in September 1995 mass production of TFT-LCD panels began at P1, its first fabrication facility, producing mainly 10.4-inch, 12.1-inch and 14.1-inch TFT-LCD panels for notebook computers and other applications. In December 1997, LG Semicon Inc., a subsidiary of LG Electronics, began mass production at P2, producing mainly 13.3-inch panels for notebook computers.

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

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. In addition to the contribution of TFT-LCD-related businesses from LG Electronics and LG Semicon, the joint venture also benefited from Philips Electronics’ management skills, brand recognition and experience in research and development relating to TFT-LCD products. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in August 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. See “Item 7.A. Major Shareholders” for a more detailed discussion of the shareholding structure and arrangements between our two principal shareholders.

We continued to develop our manufacturing process technologies and expand production facilities after the formation of the joint venture. Each of our new fabs has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. In July 2000, we began mass production at P3, which was the first of a new glass-size and equipment generation for the industry. We designed P3 to process 680 x 880 mm glass substrates to focus on 15-inch displays, which at the time was our mainstream product, while enabling us to transition into larger, higher-margin premium products such as 20-inch displays. We further improved our manufacturing productivity in March 2002 with mass production at P4, the world’s first fabrication facility to process glass substrate sizes greater than one square meter and to use one-drop-fill technology, which significantly reduces manufacturing time. The large size of the glass substrate that P4 uses enabled us to efficiently manufacture 15-inch, 18-inch and 19-inch display panels, as well as wide-format panels such as 17-inch wide-format, for both desktop monitors and televisions. We followed P4 with P5, which began mass production in May 2003, in response to business and consumer demands for 17-inch and larger desktop monitors and televisions. In August 2004, we commenced mass production at P6, which is designed to process 1,500 x 1,850 mm glass substrates and to optimize the production of 17-inch wide-format display panels for large desktop monitors and 32-inch and 37-inch wide format display panels for high-definition televisions. In January 2006, we commenced mass production at P7, which processes 1,950 x 2,250 mm glass substrates. P7 is optimized to produce 42-inch and 47-inch wide-format display panels for televisions.

In addition, we are currently expanding the production capacity of P7 and other existing facilities and equipping the new module production plant in Wroclaw, Poland, while constructing new facilities, including P8 in our Paju Display Cluster and the new module production plant in Guangzhou, China. In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China, and established our subsidiary, LG.Philips LCD Guangzhou Co., Ltd., in June 2006. See “Item 3.D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea. We broke ground on the new module production plant in Wroclaw, Poland in June 2006 and commenced mass production in March 2007. We anticipate that the Polish plant will help better serve our European customers and further expand our global production capabilities.

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-1010.

Item 4.B. Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers and desktop monitors, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld application products, such as mobile phones and personal digital assistants, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. In 2006, we sold a total of 54.2 million large-size (10-inch or larger) TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 20.5% based on sales revenue in 2006.

We were formed in August 1999 as a 50-50 joint venture between LG Electronics and Philips Electronics. In July 2004, we completed our initial public offering of shares and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL.” We currently operate seven fabrication facilities, called P1, P2, P3, P4, P5, P6 and P7, located in Gumi and Paju, Korea, and six assembly facilities located in Gumi and Paju, Korea, Nanjing, China and Wroclaw, Poland. In addition, we are currently expanding the production capacity of P7 and other existing facilities and equipping the new module production plant in Wroclaw, Poland, while constructing new facilities, including P8 in our Paju Display Cluster and the new module production plant in Guangzhou, China. In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China, and established our subsidiary, LG.Philips LCD Guangzhou Co., Ltd., in June 2006.

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers and desktop monitors. In 2006, for example, our display panels were included in products sold by LG Electronics, Philips Electronics, Dell, Hewlett-Packard, Toshiba, Apple and Acer, among others. LG Electronics and Philips Electronics are our two principal shareholders, and terms of our sales to them are substantially the same as those of our sales to non-affiliated end-brand customers. Our dedication to customers has helped us win the DisplaySearch Customer Satisfaction Award for fiscal years 2002, 2003 and 2004. DisplaySearch discontinued awarding the prize in 2005.

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

Our sales were (Won)8,324.8 billion in 2004, (Won)10,075.6 billion in 2005 and (Won)10,624.2 billion (US$11,423.9 million) in 2006.

Strategy

We believe that the primary market for TFT-LCD products today includes televisions, notebook computers, desktop monitors and other applications. We believe that the TFT-LCD market will continue to expand as consumers are drawn to replace conventional

CRT-based display products with TFT-LCD products due to their superior performance features. We believe that the market for TFT-LCD products will also expand in scope as new applications for this technology continue to be designed and developed.

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

Build strong collaborative relationships with end-brand customers

We plan to continue to focus our resources on expanding our strong collaborative relationships with our key end-brand customers. Our principal end-brand customers include many of the leading consumer electronics producers, such as LG Electronics, Philips Electronics and Toshiba, as well as the world’s leading manufacturers of computer products, such as Dell, Hewlett-Packard, Apple and Acer. These customers represent a large portion of the global demand for TFT-LCD products, and we believe they value our product and design innovations as well as our ability to provide a reliable and high-quality supply of a wide range of TFT-LCD products in high volumes.

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

In the past, our timely investment strategy, along with faster fab ramp-up, has allowed us to establish a leading position in emerging product categories with high growth potential. We have benefited from the higher margins available early in the life cycles of such products. For example, we built P3 and P4, the world’s first fourth- and fifth-generation fabrication facilities optimized for desktop monitor panel production, and have since established ourselves as the one of the largest merchant suppliers in terms of both units sold and sales revenue in this category in 2004, 2005 and 2006 based on data from DisplaySearch. Our P5, also a fifth-generation fabrication facility, is optimized for production of larger-size panels for desktop monitors and televisions. Our P6, a sixth-generation fabrication facility, is designed to capitalize on opportunities in the large-size desktop monitor category, such as 17-inch and 20-inch wide-format panels, and in the television category, such as 32-inch wide-format and 37-inch and 37-inch wide-format panels, all of which are high-definition television panels. P7, our first seventh-generation fabrication facility, is, among other things, optimized for the production of 42-inch and 47-inch wide-format television panels. The flexibility of our operations also allows us to shift our production to the most attractive product market at any given time. For example, as the demand for larger and better monitors continues to grow, we have shifted part of the production in our P3 facility from 15-inch desktop monitor panels to 20-inch UXGA high-resolution desktop monitor panels, thereby realizing higher margins. Currently in our Paju Display Cluster, we are constructing our eighth fabrication facility, or P8, the timing of equipping and capacity of which are currently under review.

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

In the area of product technology, we plan to continue leading the market in the commercial application of technologies with superior performance characteristics. For example, we were one of the first TFT-LCD manufacturers to apply Super In Plane Switching, or S-IPS, technology, which increases viewing angles for large-size desktop monitor and television products, in commercial production. We were also the first to develop copper bus lines, which achieve faster video frame rates and brighter displays in larger-size panels, and integrated column spacers, which improve panel ruggedness and enhance viewing uniformity.

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop-fill technology allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. We were one of the first TFT-LCD manufacturers to reduce the number of mask processes in the TFT array process from five to four. We were also able to improve the input capacity in P1 from its originally designed monthly input capacity of 30,000 substrates to its actual input capacity as of December 2006 of 114,000 substrates per month, resulting in significant increases in unit output, with only marginal capital investments. Our technology capabilities have also enabled us to enhance process efficiencies, thereby increasing our effective capacity. For example, we were able to increase the number of 15-inch panels we manufacture in P4 from 12 per glass substrate to 15, with no change to substrate size. Our ability to ramp-up P4, P5, P6 and P7 in a short time span with minimal technical difficulties is also an example of our process technology capability.

Focus on televisions and large and wide desktop monitors and notebook computers while maintaining a broad product portfolio

Our strategy is to leverage our product technology, timely investments and advanced manufacturing capabilities to lead emerging large-size product categories that offer higher growth potential and higher margins and help shape industry standards in product features such as size and resolution.

Currently the TFT-LCD television market is experiencing strong growth. We began shipping television products in 2001 with 15-inch panels and have since broadened our product portfolio with the addition of 20-inch conventional format as well as 17-inch, 23-inch, 26-inch, 30-inch, 32-inch, 37-inch, 42-inch, 47-inch and 55-inch wide-format panels. We were the largest merchant supplier in the television category in terms of both units sold and sales revenues in 2004, 2005 and 2006, based on data from DisplaySearch, and we continued to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42-inch wide-format and 55-inch wide-format high-definition television panels and 100-inch wide-format full high-definition television panels.

The desktop monitor market is currently transitioning from 15-inch and 17-inch to larger panel sizes such as 19-inch and 20-inch, and we believe we are well positioned to capitalize on this opportunity with our full product line-up. In addition, we plan to maintain our leadership position in the premium 20-inch and above desktop monitor category, where we were the first-to-market with products such as 20-inch UXGA, 22-inch WSXGA, 23-inch WUXGA and 30-inch WQXGA+.

The notebook computer market is also transitioning to larger and wider panel sizes, which command higher margins, and we believe we have the flexibility to increase the production and sales of larger and wider panel sizes as demand grows for such sizes. For example, beginning in 2001, there has been a greater demand for notebook computers with bigger screens, which led us to change our product mix to include more 15.0-inch panels and fewer 13.3-inch panels for notebook computers. In 2006, we increased the production and sales of 15.4-inch wide-format notebook panels in line with the market trend toward larger wide-format screens.

We believe that our product range across the television, notebook computer, desktop monitor and other application markets is one of the broadest in the industry and that it enables us to strengthen our relationships with our end-brand customers.

Continually reduce costs

We focus on continually lowering our cost structure through:

•

Component cost reductions – we leverage our scale and leading industry position to obtain lower prices for components. Our strategy is to increase volume purchasing while implementing a cost reduction strategy at the product planning level by reducing the number of components used in our products, standardizing components across products and setting up platform-based design, which are important drivers of our cost competitiveness;

•

Customer collaboration – we plan to achieve cost reduction by reinforcing our strong collaborative relationship with our customer base. We plan to involve our customers in the design process in order to better align new product development and manufacturing goals and thereby achieve cost reduction from, among other things, elimination of redundant materials, accelerated product development and reduction in the weight and thickness of our display panels. In addition, we plan to move our production close to our customers so as to reinforce our collaborative relationship with our customers and enjoy lower logistics costs and more timely and efficient delivery of our products to customers.

•

Larger, more advanced manufacturing base – we plan to build fabrication facilities that provide us with overhead cost advantages and that produce higher volumes of products, enabling us to enjoy economies of scale;

•

High glass conversion efficiency – we have been able to reduce our costs of production by maximizing glass conversion efficiency, a function of production yield and panel design, allowing us to convert a high proportion of our input glass area into saleable display area. We are also able to optimize production allocation across our multiple fabs to maximize glass conversion efficiency; and

•

Process innovation and research and development – our process technology innovations, such as one-drop-fill technology and mask reduction initiatives, have consistently enabled us to improve the throughput of our fabs often with minimal capital investment, thereby resulting in lower costs per panel. Our other research and development initiatives, including the introduction of new technologies, component standardization and reduction in the number of requisite components, have also contributed to lower manufacturing costs.

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

Manufacturing Process

The process for manufacturing a TFT-LCD consists of four steps:

•

TFT array process – involves fabricating a large number of thin film transistors on the back glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs. Once the TFT array process on glass substrates is completed, the substrates are cut into panel-sized pieces;

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

We are also developing active matrix OLED display technology, or AMOLED. AMOLED is considered a next generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. In February 2006, we entered into an evaluation agreement for AMOLED development with Eastman Kodak Company, or Kodak. Pursuant to this agreement, we and Kodak will jointly evaluate display technologies for mobile displays and consider other opportunities, including the development and supply of AMOLED technology and products.

Products

We manufacture TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which currently utilize large-size display panels ranging from 15 inches to 55-inch wide-format, including full high-definition television panels;

•	Notebook computers, which typically utilize large-size display panels ranging from 12.1 inches to 20.1-inch wide-format;

•	Desktop monitors, which typically utilize large-size display panels ranging from 15 inches to 30-inch wide-format; and

•

Other applications, which utilize a wide array of display panel sizes, ranging from small to medium-size display panels, including handheld application products such as mobile phones, digital cameras and personal digital assistants, to large-size display panels, including industrial applications such as entertainment systems and medical diagnostic equipment.

Unless otherwise specified, when we refer to panels in this annual report we mean assembled cells with added components, such as driver integrated circuits and backlight units.

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. For televisions, a premium is placed on faster response times, wider viewing angles and greater color fidelity. Notebook computers require an emphasis on thinness, light weight and power efficiency, while desktop monitors demand a greater focus on brightness, color brilliance and wide viewing angles.

Televisions

Our television panels range from 15 inches to 55-inch wide-format in size. We began mass production of television display panels in 2001. In 2006, our principal products in the television category were 32-inch wide-format, 37-inch wide-format and 42-inch wide format panels. Our sales of display panels for televisions were (Won)1,162.8 billion, or 14.0% of sales, in 2004 and (Won)2,805.0 billion, or 27.8% of sales, in 2005 and (Won)4,938.9 billion (US$5,310.6 million), or 46.5% of sales, in 2006.

The market for large-size televisions developed later than that for notebook computers and desktop monitors, but we have experienced significant growth in recent years for our television panels and it has become our primary market as consumer demand grew for larger-size televisions. We believe that we can leverage our experience in the notebook computer and desktop monitor markets to take advantage of the growth potential in the market for large-size televisions. We began mass production with 15-inch panels and added 17-inch wide-format, 20-inch and 30-inch wide-format panels to our product portfolio in 2002. In 2003, we added 23-inch wide format, 26-inch wide-format and 42-inch wide-format as well as high-definition television panels to meet growing market demand and, in 2004, we added 32-inch wide-format, 37-inch wide-format and 55-inch wide-format to our television panel product portfolio. Currently, 32-inch and 42-inch wide-format panels comprise our principal products in this category in terms of sales revenue and 32-inch and 37-inch wide-format panels in terms of sales volume. In addition, in March 2006, we succeeded in developing a 100-inch panel for televisions, the largest TFT-LCD panel in the world at the time.

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

Notebook Computers

Our display panels for notebook computers range from 12.1 inches to 20.1-inch wide-format in size in a variety of display formats. In 2006, our principal products in the notebook computer category were 14.1-inch, 15.0-inch,15.4-inch and 17.1-inch panels. Our sales of display panels for notebook computers were (Won)2,119.1 billion, or 25.5% of sales, in 2004, (Won)2,113.4 billion, or 21.0% of sales, in 2005 and (Won)2,166.9 billion (US$2,330.0 million), or 20.4% of sales, in 2006.

Notebook computer display panels were our principal product from our formation until 2001, when desktop monitor display panels surpassed notebook computer display panels in terms of revenues. Sales volume for 14.1-inch panels, which we first introduced to the market in 1997, continued to increase through 2002. From 2003 to 2005, 15.0-inch panels grew at a fast rate and became the largest component in the notebook category, while in 2006, 15.4-inch panels far outpaced the increase in 15.0-inch panels and became the largest component in terms of sales revenue and volume in the category of notebook computer display panels.

One of the features of notebook computer display panels that we pioneered is our patented side mounting technology, which shifts the screws mounting a TFT-LCD panel on a display from the front to the side, thereby allowing for much thinner borders, or “bezels,” around the display and allowing product designers to utilize larger screens without increasing a product’s overall size.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30-inch wide-format in size in a variety of display resolutions and formats. We began mass production of desktop monitor display panels in 1999. In 2006, our principal products in the desktop monitor category were 17-inch, 19-inch panels and 20.1-inch panels. Our sales of display panels for desktop monitors were (Won)4,662.1 billion, or 56.0% of sales, in 2004, (Won)4,740.4 billion, or 47.0% of sales, in 2005 and (Won)2,906.9 billion (US$3,125.7 million), or 27.4% of sales, in 2006.

Desktop monitor display panels have grown to become our second largest product category, supplanting notebook computer display panels in terms of revenues in 2001, and in terms of volume units in 2002. The weighted average size of our desktop monitor display panels has steadily grown in recent years, with a significant increase in the production and sale of 17-inch and 17-inch wide-format and larger panels from 2002 to 2005. Until 2005, we had also significantly increased production and sale of 19-inch and 20.1-inch panels. In 2006, however, the overall sales of desktop monitors, in terms of volume and revenue, have declined compared to the previous year.

In addition to our side mounting technology, we employ S-IPS technology on certain desktop monitor display panels to achieve significantly increased viewing angles.

Other Applications

Our product portfolio also includes small- and medium-size TFT-LCD panels for use in handheld application products, including mobile phones, digital cameras and personal digital assistants, and large-size panels for industrial and other products, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. TFT-LCD panels that are ten inches and smaller are referred to as small and medium-size panels, with those smaller than 4 inches being considered small-size panels. In 2006, our principal products in the other applications category were the 7-inch and 2-inch panels in terms of sales revenue and volume.

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

Our sales of display panels for other applications were (Won)380.8 billion, or 4.6% of sales, in 2004, (Won)416.7 billion, or 4.1% of sales, in 2005 and (Won)611.4 billion (US$657.5 million), or 5.7% of sales, in 2006.

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors and industrial and other applications sold by our global end-brand customers. In 2006, our top ten end-brand customers included LG Electronics, Philips Electronics, Dell, Hewlett-Packard, Toshiba, Apple, Matsushita, Acer, AmTRAN and Skyworth. LG Electronics and Philips Electronics are our two principal shareholders, and the terms of our sales to them are conducted on an arm’s-length basis and are substantially the same as those of our sales to non-affiliated end-brand customers.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two principal shareholders, together accounted for 77.4% of our sales in 2004, 73.0% in 2005 and 71.3% in 2006. Our top five end-brand customers together accounted for 58.0% of our sales in 2004, 56.2% in 2005 and 56.6% in 2006. In 2006, three end-brand customers, LG Electronics (excluding its purchases made as a system integrator), Philips Electronics and Dell, each contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2006:

	Computer Products		Other Applications
Televisions	Notebook Computers	Desktop Monitors
Philips Electronics	Hewlett-Packard	Dell	Seiko Instrument Inc.
LG Electronics	Dell	LG Electronics	LG Electronics
Toshiba	Toshiba	Apple	LG Innotech
Matsushita	Acer	Philips Electronics	Panasonic Automotive Systems
AmTRAN	Apple	Hewlett-Packard	Shinco

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these manufacturers constituted 22.6% of our sales in 2004, 27.0% in 2005 and 28.7% in 2006.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2004			2005			2006
	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Korea	(Won)	890	11%	(Won)	991	10%	(Won)	805	US$	866	8%
Asia		5,673	68		6,689	66		6,534		7,026	61
America		753	9		1,062	11		1,034		1,112	10
Europe		1,009	12		1,330	13		1,754		1,886	16
Others(1)(2)		—	—		3	—		497		534	5

Total	(Won)	8,325	100%	(Won)	10,075	100%	(Won)	10,624	US$	11,424	100%

(1)	Sales to “other” regions (i.e., regions excluding Korea, Asia, America and Europe) amounted to (Won)202 million in 2004 and represented 0.002% and 0.03% of aggregate sales in 2004 and 2005, respectively.
(2)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which were minimal for the years ended December 31, 2004 and December 31, 2005, respectively, but amounted to (Won)171.1 billion (US$184.0 million), or 1.6% of total revenue, for the year ended December 31, 2006.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, Hong Kong and China and a sales branch office in Singapore. As of December 31, 2006, our sales and marketing force employed a total of 444 employees in regional offices in these countries and in our head office in Korea.

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

We do not typically enter into binding long-term contracts with our customers. However, we have in place long-term supply and purchase agreements with certain major end-brand customers, whereby we and our end-brand customers agree on general volume parameters and, in some cases, product specifications and delivery terms. These agreements serve as an indication of the size and key components of a customer’s order, and neither party is committed to supply or purchase any products until a firm purchase order is issued. For instance, in June 2005 we entered into a non-binding supply contract with a renewable three-year term with Hewlett-Packard for the supply of TFT-LCD displays.

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 5.5%, 7.4% and 9.0% in 2004, 2005 and 2006, respectively. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony Corporation in April 2004) and BOE-Hydis in Korea;

•	AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar and Innolux in Taiwan;

•	Sharp and IPS-Alpha in Japan; and

•	SVA-NEC and BOE-OT in China.

According to DisplaySearch, in 2006, Korean TFT-LCD manufacturers had a market share of 44% of the 10.0-inch or larger panel market based on revenue, Taiwanese manufacturers had 43% and Japanese manufacturers had 9%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 64.1% of our cost of sales in 2004, 62.6% in 2005 and 58.9% in 2006. The key components and raw materials of our TFT-LCD products include backlight units, glass substrates, driver integrated circuits, polarizers, color filters and liquid crystal materials. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use.

We generally negotiate non-binding master supply agreements with our suppliers several times a year, but pricing terms are negotiated on a quarterly basis, or if necessary, on a monthly basis. Firm purchase orders are issued generally six weeks prior to the scheduled delivery, except in the case of purchase orders for driver integrated circuits, which are issued generally six to ten weeks prior to the scheduled delivery. We purchase our components and raw materials based on forecasts from our end-brand customers as well as our own assessments of our end-brand customers’ needs.

In order to reduce our component and raw material costs and our dependence on any one supplier, we generally develop compatible components and raw materials and purchase our components and raw materials from more than one source. However, we source the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. Also, in order to facilitate implementation of our cost reduction strategies, we continually review and weigh the reduction in logistics and transportation costs we may achieve by sourcing our components and raw materials from suppliers based in Korea against the price reduction we may achieve by sourcing from suppliers based abroad that are price competitive. We perform periodic evaluations of our component and raw material suppliers based on a number of factors, including the quality and price of the components, delivery and response time, the quality of the services and the financial health of the suppliers. We reassess our supplier pool accordingly.

In addition, in February 2005, we entered into a strategic joint venture agreement with Nippon Electric Glass Co., Ltd., or NEG, to form a new joint venture company, named Paju Electric Glass Co., Ltd., which is located in Paju. Paju Electric Glass provides us with a stable supply of glass substrates critical to the production of our display panels at competitive prices. In 2005, we and NEG made a total capital investment of (Won)36 billion in the joint venture, of which we and NEG own 40% and 60%, respectively. Paju Electric Glass began construction of the glass back-end facility in the third quarter of 2005 and commenced mass production in February 2006. See “Item 10.C. Material Contracts.”

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We purchase a large majority of our equipment from overseas vendors, mostly Japanese. We maintain strategic relationships with many equipment manufacturers as part of our efforts to reduce costs and we aggressively negotiate prices and other terms with our vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.” In addition, in recent years we have substituted a portion of our equipment purchased from foreign vendors with purchases from local suppliers. In 2006, we purchased approximately 69% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs.

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

Our quality assurance team works not only to ensure effective and consistent application of our quality control procedures, but also to introduce new methodologies, including six-sigma quality control. Our quality assurance programs have received accredited ISO/TS 16949 certifications. The ISO/TS certification process involves subjecting our manufacturing processes and quality management systems to reviews and observation for various fixed periods. ISO/TS certification is required by certain European countries and the United States in connection with sales of industrial products in those countries, and provides independent verification to our customers regarding the quality control measures employed in our manufacturing and assembly processes.

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, and our research and development center in Anyang, Korea, for up to (Won)2.0 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiaries in Nanjing, China and Wroclaw, Poland also carry property insurance, business interruption insurance and commercial general liability insurance. Our subsidiary in Guangzhou, China carries insurance coverage for construction risks.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Korea. We have also voluntarily agreed to reduce gases responsible for global warming, including per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed such an abatement system in P1 in April 2005 and we intend to install similar abatement systems in our other production facilities. In addition, as of December 31, 2006, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1, P2, P3, P4, P5, P6 and the Gumi module production plant. We also intend to become party to such voluntary agreements with respect to our operations at P7 and the Paju module production plant in 2007. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices, consulting with energy conservation specialists and energy monitoring in Gumi.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We consult on an annual basis with the LG Environment Strategy Institute with respect to our environmental compliance measures. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1, P2, P3, P4, P5, P6 and the Gumi module production plant, as well as our module production plant in Nanjing, China. We also intend to apply for ISO 14001 certifications for our Paju production and assembly facilities in 2007.

We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company” since 1997 with respect to our environmental record for P1 and our module production plant in Gumi and since 2006, with respect to our operations at P2 and P3. We also intend to apply for certification as an “Environmentally Friendly Company” with respect to P4, P5 and P6.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 in the European Union and Japan and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In June 2005, we became the first TFT-LCD company in the world to receive Environmental Product Declaration, or EPD, certifications from the Swedish government for nine of our panel models. In June 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, EU TÜV SÜD.

Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, from European Union RoHS to China RoHS.

In addition, we have been issuing an environment, safety and health report, or ESH Report, since 2004. The annual ESH Report is a vehicle through which information concerning our overall environment, safety and heath performance and related key activities, as well as sustainable growth management, is communicated to interested parties, including shareholders, customers and communities.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2006:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG.Philips LCD Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%
LG.Philips LCD America, Inc.	Sales	U.S.A.	September 1999	US$	5,000,000	100%	100%
LG.Philips LCD Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%
LG.Philips LCD Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%
LG.Philips LCD Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	1,379,828,600	100%	100%
LG.Philips LCD Hong Kong Co., Ltd.	Sales	Hong Kong	January 2003	HK$	11,500,000	100%	100%
LG.Philips LCD Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%
LG.Philips LCD Poland Sp. z o.o.	Manufacturing and sales	Poland	September 2005	PLN	238,590,000	100%	100%
LG.Philips LCD Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	317,862,600	100%	100%

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plants and Equipment

Current Facilities

We currently operate seven fabrication facilities, P1, P2, P3, P4, P5, P6 and P7, located in Gumi and Paju, Korea, and six assembly facilities located in Gumi and Paju, Korea, Nanjing, China and Wroclaw, Poland. We are currently constructing P8 in Paju, Korea. In addition, we installed equipment that enables the manufacture of display panels using low temperature polysilicon technology in a new facility, AP1, located in previously unused space in our P6 facility. We began mass production at AP1 in August 2005.

The following table sets forth the size, primary use and capacity of our fabrication facilities, research and development facility and assembly facilities:

Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/Mass Production Commencement	Nominal TFT Capacity as of December 31, 2006 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370 x 470 September 1995	114,000	15.4” small and medium-size panels

P2	3	70,872	590 x 670 December 1997	112,000	13.3”, 14.0”, 15,0”

P3	4	70,872	680 x 880 July 2000	124,000	14.1”, 15.4”, 20.1”

P4	5	84,820	1,000 x 1,200 March 2002	112,000	15.0”, 17.1”, 19.0”

P5	5	84,820	1,100 x 1,250 May 2003	130,000	15.4”, 17.0”, 26.0”

P6	6	288,415	1,500 x 1,850 August 2004	139,000	20.0”, 32.0”, 37.0”

P7	7	310,134	1,950 x 2,250 January 2006	78,000	19.0”, 20.1”, 42.0”, 47.0”

AP1	4	—	730 x 920 August 2005	6,000	LTPS(4) panels

Anyang R&D		8,646	300 x 350 100 x 100	500

Gumi assembly facility		54,897

Nanjing assembly facility		149,283

Paju assembly facility		218,931

Wroclaw assembly facility(3)		106,928

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Generation 2	Generation 3	Generation 4	Generation 5	Generation 6	Generation 7

	360 x 465 370 x 470 400 x 500	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250

LG.Philips LCD

P1	370 x 470

P2		590 x 670

P3			680 x 880

P4				1,000 x 1,200

P5				1,100 x 1,250

P6					1,500 x 1,850

P7						1,950 x 2,250

(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(3)	Began mass production in March 2007.
(4)	Low temperature polysilicon technology.

Expansion Projects

We are building additional production and research and development facilities to meet forecasted increases in demand for our products. In 2005, we built our seventh fabrication facility, or P7. We commenced mass production at P7 in January 2006. During the fourth quarter of 2006, the average production capacity of P7 was 78,000 input glass sheets per month. P7 is expected to reach an initial design capacity of 90,000 input glass sheets per month in the first half of 2007 and an expanded capacity of 110,000 input glass sheets per month in the third quarter of 2007. We currently estimate that the construction and build-out of P7, at an expanded capacity of 110,000 input glass sheets per month, will cost approximately (Won)5.3 trillion in total. Our total capital expenditure on a delivery basis was (Won)2.8 trillion (US$3.0 billion) in 2006, of which (Won)1.2 trillion was attributable to capital expenditure for P7. We expect our capital expenditures for P7 on a delivery basis to be approximately (Won)0.2 trillion in 2007. In addition, we are currently building our eighth fabrication facility, or P8, in our Paju Display Cluster and we also broke ground on the new module production plant in Wroclaw, Poland in June 2006, which commenced mass production in March 2007. The Polish plant is expected to reach an initial production capacity of 3 million modules per year by the end of 2007. Currently, we are also constructing our new module production plant in Guangzhou, China. In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China, and established our subsidiary, LG.Philips LCD Guangzhou Co., Ltd., in June 2006. We expect our capital expenditures for construction of new production facilities on a delivery basis to be approximately (Won)0.6 trillion in 2007. Such amount is subject to periodic assessment, and we cannot provide any assurance that such amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A. UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A. Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 70 million units in 1999 to 1,300 million units in 2006. Market revenues grew from US$14 billion to US$70 billion during the same period, showing a compounded annual growth rate of 26.3%, according to the same source.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers typically increased display area fabrication capacity by about 50% year on year. Capacity expansion above this growth rate can occur when several manufacturers ramp-up new factories at the same time. For example, several Taiwanese companies entered the TFT-LCD industry in 1999 and 2000. The industry’s display area capacity (or the total display surface area of all assembled panel products) more than doubled from 1999 to 2001, based on data from DisplaySearch. The above-average rate of supply growth combined with a decline in PC demand reduced average selling prices for large-size TFT-LCD panels, or panels that are ten inches or larger, by approximately 49% from 1999 to 2001, based on data from DisplaySearch. During such surges in the rate of supply growth, resulting primarily from new plant investments by Korean and Taiwanese manufacturers, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices for our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, cost reductions, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD displays in some past periods, most recently in 2004. The entire TFT-LCD industry was able to supply approximately one-half of the total display area demand in 2003 as consumers sought to substitute CRT-based personal computer displays with TFT-LCD displays. Thus, despite significant increases in total production capacity as competing fabrication plants commenced mass production on similar schedules, consumer demand for flat-panel displays of larger average size absorbed the increased areal output. According to DisplaySearch, the average selling price for large-size TFT-LCD panels, or panels that are ten inches or larger, decreased by approximately 6.9% from US$200 in 2005 to US$186 in 2006 as a result of TFT-LCD manufacturers’ increased production capacity, which resulted in an increased supply of TFT-LCD panels in 2006, despite increased sales of large-size television panels.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels, including small panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel for panels used in televisions, notebook computers and desktop monitors decreased by 25.4% from (Won)295,120 per panel in 2004 to (Won)220,077 in 2005 and further decreased by 15.5% to (Won)185,893 (US$200) in 2006. We anticipate an increased capacity output in 2007, as competing panel manufacturers, including us, commence production in new fabrication facilities. In line with historical trends in our industry, we anticipate that temporary surges in capacity might put downward pressure on prices for our panels, but we expect that consumer demand for CRT substitutes will persist in the personal computer market and will continue to increase in the television market. During the initial stage of market development for TFT-LCD desktop monitors we were able to capture price premiums for desktop monitor panels until we reduced prices in order to stimulate wider demand. In order to grow the TFT-LCD television market, we plan to follow a similar strategy to reduce prices, fuel consumer demand and mitigate anticipated increases in capacity in the TFT-LCD industry. This strategy may result in a decrease in the overall average selling prices of our panels.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Since the formation of the joint venture in August 1999, we expanded capacity and applied technology to take advantage of new demand for desktop monitors, which offered premium prices. More recently, we have expanded capacity and design capability toward high-definition television displays, which offer premium prices. In the more developed market for portable computer displays, we shifted our focus to the emerging 15.0-inch category in early 2002 as revenue growth in the 12.1-inch, 13.3-inch and 14.1-inch categories slowed. Our P3 and P4 panel factories are optimized for the efficient fabrication of 20.1-inch panels for desktop monitors and televisions, as well as 19-inch panels for desktop monitors, which have become fast-growing product categories. Our P5 factory is optimal for producing 17-inch monitor panels. Our P6 factory, which began mass production in August 2004, processes 1,500 x 1,850 mm glass substrates to fabricate large and wide monitor and television displays. Our P7 factory, which began mass production in January 2006, processes 1,950 x 2,250 mm glass substrates and will be optimal for producing even larger-sized monitors and television displays, including 42-inch and 47-inch wide-format display panels. Currently in our Paju Display Cluster, we are constructing our P8 factory, the timing of equipping and capacity of which are currently under review.

Manufacturing Productivity and Costs

We seek to continually enhance our manufacturing productivity and thereby reduce the cost of producing each panel. We have significantly expanded our production capacity since the official launch of the joint venture by investing in fabs that can process increasingly larger-size glass substrates. The following table shows the input substrate size, initial design capacity and actual input capacity as a result of ramp-up for each of our fabs as of the dates indicated:

Fabrication Facility	Mass Production Commencement	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Actual Input Capacity as of December 31,
				2004		2005		2006
				(in input substrates per month)(1)
P1	September 1995	370x470	30,000	105,000		114,000		114,000
P2	December 1997	590x670	40,000	100,000		107,000		112,000
P3	July 2000	680x880	60,000	105,000		124,000		124,000
P4	March 2002	1,000x1,200	60,000	90,000		104,000		112,000
P5	May 2003	1,100x1,250	60,000	100,000		120,000		130,000
P6	August 2004	1,500x1,850	90,000	47,000		117,000		139,000
P7	January 2006	1,950x2,250	90,000	N/A	(2)	N/A	(2)	78,000

(1)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(2)	N/A = Not applicable. P7 began mass production in January 2006.

Our cash outflows for capital expenditures, which relate mainly to the construction of new fabs, including the construction and equipping of P6 and P7, and the acquisition of new equipment, amounted to (Won)3,885.7 billion in 2004, (Won)4,166.2 billion in 2005 and (Won)3,076.0 billion (US$3,307.5 million) in 2006. Our depreciation expense as a percentage of sales increased from 14.7% in 2004 to 17.4% in 2005 and 24.4% in 2006 primarily due to depreciation of P6 and P7, which began mass production in August 2004 and January 2006, respectively. We do not expect our capital expenditures to increase significantly in 2007 as P7 is expected to reach an expanded capacity of 110,000 input glass sheets per month in the third quarter of 2007, for which most of the required capital expenditure has been made in 2006, and the new module production plant in Wroclaw, Poland has already commenced mass production in March 2007. We are currently constructing P8 in our Paju Display Cluster and our new module production plant in Guangzhou,

China. In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, a city in southern China, and established our subsidiary, LG. Philips LCD Guangzhou Co., Ltd., in June 2006. We expect our capital expenditures for construction of new production facilities on a delivery basis to be approximately (Won)0.6 trillion in 2007. Such amount is subject to periodic assessment, and we cannot provide any assurance that such amount may not change materially after assessment.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, P4, the world’s first fifth-generation fab, began mass production in March 2002 and reached its initial design capacity of 60,000 input glass sheets per month by June 2003. Similarly, P5, also a fifth-generation fab, began mass production in May 2003 and reached its initial design capacity of 60,000 input glass sheets per month by December 2003. P6, a sixth-generation fab which began mass production in August 2004, reached its initial design capacity of 90,000 input glass sheets per month in August 2005. P7, a seventh-generation fab which began mass production in January 2006, is expected to reach an initial design capacity of 90,000 input glass sheets per month in the first half of 2007 and an expanded capacity of 110,000 input glass sheets per month in the third quarter of 2007. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. In 2006, we purchased approximately 69% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs. We aim to actively facilitate the development of a domestic vendor base to take advantage of lower prices and to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

Raw materials comprise the largest component of our costs. Over the past several years we have consistently increased the proportion of our raw material purchases from local suppliers, who have typically offered lower prices compared to overseas suppliers. We plan to diversify our supplier base to overseas suppliers who are price competitive. In 2006, approximately 85% of our raw materials were sourced from local suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per panel (including small and medium-size display panels, or panels smaller than 10 inches in size), which is derived by dividing total cost of sales by total number of panels sold, decreased from (Won)119,552 per panel in 2004 to (Won)91,780 in 2005 and (Won)88,280 (US$95) in 2006. Our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased from US$2,268 per square meter of net display area in 2004 to US$1,904 in 2005 and US$1,627 in 2006.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different market and size categories. For example, beginning in 2001, there has been a greater demand for notebook computers with bigger screens, which led us to change our product mix to include more 15.0-inch panels and fewer 13.3-inch panels for notebook computers. We increased our sales of 18-inch panels for desktop monitors significantly beginning in 2002 to capture the emerging market for larger-size desktop monitors and now we offer 19-inch, 20-inch, 20-inch wide-format XGA and 30-inch WQXGA+ panels for desktop monitors. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2004, 2005 and 2006 in response to a notable rise in consumer acceptance and demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 17-inch wide-format, 19-inch, 32-inch wide-format, 37-inch wide-format and 42-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target larger-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate to a large extent the negative effect of price declines in 2004, 2005 and 2006 in most of our product categories. Our average selling price per panel for panels used in televisions, notebook computers and desktop monitors decreased by 25.4% from (Won)295,120 per panel in 2004 to (Won)220,077 in 2005 and further decreased by 15.5% to (Won)185,893 (US$200) in 2006.

Our product portfolio also includes small-size display panels for handheld application products, such as mobile phones and personal digital assistants, and large-size display panels for industrial and other products, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Sales of our small and medium-size display panels, or panels smaller than ten inches, for these applications increased from 25.1 million in 2004 to 51.0 million in 2005 and 69.4 million in 2006, principally as a result of increased demand for handheld application products, portable DVD players and automobile navigation systems.

The following table sets forth our sales by product category for the periods indicated and sales revenues in each product category as a percentage of our total sales:

	Year Ended December 31,
	2004			2005			2006
Panels for	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)						(in millions of US$)
Televisions	(Won)	1,163	14%	(Won)	2,805	28%	(Won)	4,939	US$	5,311	47%
Notebook Computers		2,119	25		2,114	21		2,167		2,330	20
Desktop Monitors		4,662	56		4,740	47		2,907		3,126	27
Other Applications(1) (2)		381	5		417	4		611		657	6

Total	(Won)	8,325	100%	(Won)	10,076	100%	(Won)	10,624	US$	11,424	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which were minimal for the years ended December 31, 2004 and December 31, 2005, respectively, but amounted to (Won)171.1 billion (US$184.0 million), or 1.6% of total revenue, for the year ended December 31, 2006.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2004		2005		2006
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels(2)%
	(in thousands, except for percentages)
Televisions	2,401	5%	6,168	6%	12,649	10%
Notebook Computers	9,125	17	13,933	14	21,089	17
Desktop Monitors	15,391	29	23,787	24	20,125	16
Other Applications(1)	25,330	49	54,933	56	69,723	57

Total	52,247	100%	98,821	100%	123,586	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.

The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price(1)
	Year Ended December 31,
	2004		2005		2006		2006
Televisions	(Won)	484,382	(Won)	454,748	(Won)	390,457	US$	420
Notebook Computers		232,219		151,687		102,752		110
Desktop Monitors		302,904		199,283		144,444		155
Other Applications(2)		15,042		7,585		8,769		9

(1)	Average selling price for each market represents sales per market divided by unit sales per market.
(2)	Includes, among others, panels for handheld application products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 29.7% from US$2,984 per square meter of net display area in 2004 to US$2,097 in 2005 and further decreased by 25.8% to US$1,555 in 2006.

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

Income Taxes

We currently have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. In our evaluation of future utilization of income tax assets, if current results suggest that it is more likely than not that a portion or all of the deferred income tax assets will not be realized before their expiration, a valuation allowance will be recognized. The change in the valuation allowance in any period is included in the calculation of income tax provision. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and expiration of tax credits. If we continue to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if our operations were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. During the year ended December 31, 2006, we recorded a valuation allowance of (Won)159.5 billion (US$171.5 million), which relates to tax credits that are expected to expire based on our future taxable income projections. Previously, we did not record any valuation allowance relating to our deferred income tax assets.

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

•

manufacturing and overhead costs, consisting mainly of depreciation expenses, product development costs directly associated with production at our fabrication facilities and module production plants, including salaries and bonuses, and amortization of fees related to intellectual property rights; and

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

Operating Results

TFT-LCD technology is currently the most widely used flat panel display technology and, according to DisplaySearch, TFT-LCD display products accounted for approximately 75.2% of total flat panel display market revenues in 2006. Since mass production of TFT-LCD products began in the 1990s, TFT-LCD has emerged as the dominant technology for notebook computers, captured increasing market share in desktop monitors and experienced high growth in penetrating the television market. This trend has primarily been driven by certain attractive physical (slimness, flatness, lighter weight, portability), electrical (lower power consumption, lower radiation) and visual (higher resolution, more stable picture quality, no flickering) attributes of TFT-LCD products. The increase in our sales from (Won)8,324.8 billion in 2004 to (Won)10,075.6 billion in 2005 and (Won)10,624.2 billion (US$11,423.9 million) in 2006 reflects the rapidly expanding TFT-LCD display market. Advances in TFT-LCD technology and broader applications for TFT-LCD display products continue to present new and profitable opportunities for TFT-LCD manufacturers. We continually adjust our product mix to include emerging large display area product categories which typically command higher prices. On an annual basis, our gross margin has steadily declined from 25.0% in 2004 to 10.0% in 2005 and (2.7)% in 2006 due to unfavorable market conditions, principally decreases in our average selling prices.

All of our related party transactions are conducted on an arm’s-length basis. Our total purchases of materials, equipment, components and services from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to 21.2% of our total purchases of materials, equipment, components and services in 2004, 13.7% (excluding services purchased from GS Engineering & Construction which, as of January 2005, is no longer an affiliated company of the LG Group) in 2005 and 16.5% in 2006. Our purchases of materials, equipment and components from LG International and its subsidiaries amounted to 22.4% of our total material, equipment and component purchases in 2004, 16.7% in 2005 and 10.7% in 2006. Our purchases of material, equipment and components from LG International and its subsidiaries as well as unaffiliated vendors depend primarily on the level of our capital expenditures.

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2004		%	2005		%	2006		2006		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Sales	(Won)	8,325	100%	(Won)	10,076	100%	(Won)	10,624	US$	11,424	100%
Cost of sales		6,246	75		9,070	90		10,910		11,731	103

Gross profit (loss)		2,079	25		1,006	10		(286)		(307)	(3)
Selling, general and administrative expenses		319	4		528	5		596		641	5

Operating income (loss)		1,760	21		478	5		(882)		(948)	(8)
Other income (expense)		(18)	0		(73)	(1)		(53)		(57)	(1)

Income (loss) before income taxes		1,742	21		405	4		(935)		(1,005)	(9)
Provision (benefit) for income taxes		38	1		(137)	(1)		(242)		(260)	(2)

Net income (loss)	(Won)	1,704	20%	(Won)	542	5%	(Won)	(693)	US$	(745)	(7)%

Comparison of 2006 to 2005

Sales

Our sales increased by 5.4% from (Won)10,075.6 billion in 2005 to (Won)10,624.2 billion (US$11,423.9 million) in 2006. Increases in unit sales of our large-size panels for televisions were the primary contributing factors to this increase, offset by decreases in unit sales of our large-size panels for desktop monitors and a decrease in the average selling price of our panels. In particular:

•	unit sales of 32.0-inch panels for televisions increased by more than two-fold from 1.4 million panels in 2005 to 3.5 million panels in 2006;

•	unit sales of 42.0-inch panels for televisions increased by more than nine-fold from 0.2 million panels in 2005 to 1.8 million panels in 2006;

•	unit sales of 37.0-inch panels for televisions increased by more than three-fold from 0.7 million panels in 2005 to 2.1 million panels in 2006;

•	unit sales of 17.0-inch panels for desktop monitors decreased by 37.5% from 12.8 million panels in 2005 to 8.0 million panels in 2006; and

•	unit sales of 15.0-inch panels for desktop monitors decreased by 39.3% from 2.8 million panels in 2005 to 1.7 million panels in 2006.

The total unit sales of panels for televisions increased by 105.1% from approximately 6.2 million in 2005 to 12.6 million in 2006. Total sales attributable to television panels increased by 76.1% from approximately (Won)2,805.0 billion in 2005 to (Won)4,938.9 billion in 2006. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price for our television panels in 2006.

While the total unit sales of panels for notebook computers increased by 51.4% from approximately 13.9 million in 2005 to 21.1 million in 2006, the total unit sales of panels for desktop monitors decreased by 15.4% from approximately 23.8 million in 2005 to 20.1 million in 2006. Total sales attributable to panels for notebook computers increased by 2.5% from approximately (Won)2,113.5 billion in 2005 to (Won)2,166.9 billion in 2006, while total sales attributable to panels for desktop monitors decreased by 38.7% from approximately (Won)4,740.4 billion in 2005 to (Won)2,906.9 billion in 2006. The increase in total sales of panels for notebook computers is due primarily to growing market demand for larger-sized panels, particularly 15.4-inch wide-format for notebook computers. The decrease in total unit sales of panels for desktop monitors primarily reflected our strategic capacity allocation among desktop monitor and notebook computer markets based on our assessment of the relative profitability of notebook computer display panels compared with display panels for desktop monitors.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for our major product categories from 2005 to 2006. The average selling price of panels for televisions decreased 14.1% from (Won)454,748 per panel in 2005 to (Won)390,457 (US$420) in 2006, the average selling price of panels for notebook computers decreased 32.3% from (Won)151,687 per panel in 2005 to (Won)102,752 (US$110) in 2006 and the average selling price of panels for desktop monitors decreased 27.5% from (Won)199,283 per panel to (Won)144,444 (US$155) over the same period.

Cost of Sales

Cost of sales increased by 20.3% from (Won)9,069.8 billion in 2005 to (Won)10,910.3 billion (US$11,731.5 million) in 2006. As a percentage of sales, cost of sales increased from 90.0% in 2005 to 102.7% in 2006. The increase in our cost of sales in 2006 was attributable primarily to increases in:

•	raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, partially offset by our ongoing raw material cost reduction efforts;

•	depreciation expenses, resulting from the commencement of depreciation of P7, which began mass production in January 2006, partially offset by lower depreciation of P1, P2, P3 and P4;

•

overhead costs, primarily resulting from expenses related to expansion of existing facilities and expenses due to increased production capacity, including utility fees, supply costs and freight and insurance expenses; and

•	labor costs, resulting mainly from hiring of employees for P7.

As a percentage of our total cost of sales, raw material costs, depreciation expenses, overhead costs and labor costs all increased slightly from 2005 to 2006.

Cost of sales per panel, which is derived by dividing total cost of sales by total number of panels sold, decreased by 3.8% from (Won)91,780 per panel in 2005 to (Won)88,280 (US$95) in 2006 reflecting our ongoing cost reduction efforts, particularly in managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers and increases in unit sales of other small and medium-sized application products, which are generally less costly to produce than panels in our other product categories. Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 14.6% from US$1,904 per square meter of net display area in 2005 to US$1,627 in 2006. In 2006, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, we recorded a gross loss of (Won)286.1 billion (US$307.6 million) in 2006 compared to a gross profit of (Won)1,005.7 billion in 2005 and our gross margin declined from 10.0% to (2.7)% in 2006 over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 12.8% from (Won)528.1 billion in 2005 to (Won)595.8 billion (US$640.6 million) in 2006. As a percentage of sales, our selling, general and administrative expenses increased from 5.2% in 2005 to 5.6% in 2006. The increase in selling, general and administrative expenses in 2006 was attributable primarily to increases in:

•

research and development expenses, consisting primarily of salaries paid to research and development personnel at our research and development center in Anyang, resulting from an increase in the number of research and development employees in Anyang;

•	warranty expenses, resulting from providing services and replacement parts for defective products sold to customers;

•	loss from disposal of accounts receivable to financial institutions;

•	fee and commission expenses, primarily due to increases in legal fees related to our patent litigations;

•	rent and lease expenses, primarily due to increases in expenses relating to office lease and office equipment lease; and

•	salaries, bonuses and retirement pay, resulting from an increase in the number of selling and administrative staff hired to meet the operating demands of P6 and P7.

The following table shows selling, general and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2006:

	Year Ended December 31,
	2005		2006
	(in billions of Won)
Salaries and bonus	(Won)	61.6	(Won)	67.8
Retirement allowance		4.6		5.6
Employee benefit		11.0		9.8
Transportation		187.6		188.8
Depreciation		10.5		7.0
Insurance		6.8		5.3
Travel		8.8		9.3
Fee and commission		64.6		71.8
Advertising		21.9		24.1
Sales promotion		14.7		11.3
Overseas market development		8.8		5.3
Research and development		55.4		81.2
Others		71.8		108.5

Total	(Won)	528.1	(Won)	595.8

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, we recorded an operating loss of (Won)881.8 billion (US$948.2 million) in 2006 compared to an operating income of (Won)477.6 billion in 2005. Our operating margin decreased from 4.7% to (8.3)% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). Our total other expense decreased by 27.1% from (Won)72.7 billion in 2005 to (Won)53.0 billion (US$57.0 million) in 2006, primarily due to:

•

change from net foreign exchange loss of (Won)23.6 billion in 2005 to net foreign exchange gain of (Won)52.4 billion (US$56.3 million) in 2006 as a net result of a (Won)91.2 billion foreign currency translation gain in 2006 due to appreciation of the Korean Won against the U.S. dollar and our use of foreign exchange forward contracts which mitigated the impact of foreign currency gains; and

•	an increase in royalty income from patent licensing arrangements.

The effect of net foreign exchange gain and an increase in royalty income was partially offset by an increase in net interest expense from (Won)56.9 billion in 2005 to (Won)140.3 billion (US$150.8 million) in 2006 primarily due to a significant increase in interest expense from (Won)107.5 billion in 2005 to (Won)169.6 billion (US$182.4 million) in 2006 reflecting increased levels of long-term debt over the same period and a decrease in capitalization of interest.

Benefit for Income Taxes

We reported income tax benefit of (Won)242.1 billion (US$260.3 million) in 2006 and (Won)136.7 billion in 2005. This change was primarily due to the loss before income taxes we recorded in 2006 compared to the income before income taxes that we generated in 2005 and the effects of our application of (Won)113.0 billion (US$121.5 million) in investment tax credit.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, we recorded a net loss of (Won)692.8 billion (US$744.9 million) in 2006 compared to a net income of (Won)541.6 billion in 2005.

Comparison of 2005 to 2004

Sales

Our sales increased by 21.0% from (Won)8,324.8 billion in 2004 to (Won)10,075.6 billion in 2005. Significant increases in unit sales of our large-size panels for televisions were the primary contributing factors to this increase. In particular:

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

The total unit sales of panels for televisions increased by 156.9% from approximately 2.4 million in 2004 to 6.2 million in 2005. Total sales attributable to television panels increased by 141.2% from approximately (Won)1,162.8 billion in 2004 to (Won)2,805.0 billion in 2005. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price for our television panels in 2005.

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

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for notebook computers and televisions from 2004 to 2005. The average selling price of panels for notebook computers decreased 34.7% from (Won)232,219 in 2004 to (Won)151,687 in 2005, the average selling price of panels for desktop monitors decreased 34.2% from (Won)302,904 in 2004 to (Won)199,283 in 2005 and the average selling price of panels for televisions decreased 6.1% from (Won)484,382 to (Won)454,748 over the same period.

Cost of Sales

Cost of sales increased by 45.2% from (Won)6,246.2 billion in 2004 to (Won)9,069.8 billion in 2005. As a percentage of sales, cost of sales increased from 75.0% in 2004 to 90.0% in 2005. The increase in our cost of sales in 2005 was attributable primarily to increases in:

•	raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, partially offset by our ongoing raw material cost reduction efforts;

•	depreciation expenses, resulting from the commencement of depreciation of P6, which began mass production in August 2004, partially offset by lower depreciation of P1, P2 and P3;

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

Cost of sales per panel decreased by 23.2% from (Won)119,552 in 2004 to (Won)91,780 in 2005 reflecting our ongoing cost reduction efforts, particularly in managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers and significant increases in unit sales of other small-sized application products, which are generally less costly to produce than panels in our other product categories. In 2005, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased 51.6% from (Won)2,078.6 billion in 2004 to (Won)1,005.7 billion in 2005 and our gross margin declined from 25.0% to 10.0% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 65.9% from (Won)318.4 billion in 2004 to (Won)528.1 billion in 2005. As a percentage of sales, our selling, general and administrative expenses increased from 3.8% in 2004 to 5.2% in 2005. The increase in selling, general and administrative expenses in 2005 was attributable primarily to increases in:

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

The following table shows selling, general and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2005:

	Year Ended December 31,
	2004		2005
	(in billions of Won)
Salaries and bonus	(Won)	53.7	(Won)	61.6
Retirement allowance		3.5		4.6
Employee benefit		16.9		11.0
Transportation		94.6		187.6
Depreciation		6.9		10.5
Insurance		3.6		6.8
Travel		7.6		8.8
Fee and commission		36.7		64.6
Advertising		5.5		21.9
Sales promotion		5.0		14.7
Overseas market development		7.4		8.8
Research and development		42.3		55.4
Others		34.7		71.8

Total	(Won)	318.4	(Won)	528.1

As a percentage of our total selling, general and administrative expenses, salaries, bonuses and retirement pay, as well as research and development expenses decreased from 2004 to 2005, while shipping and handling cost increased from 2004 to 2005.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income decreased by 72.9% from (Won)1,760.1 billion in 2004 to (Won)477.6 billion in 2005. Our operating margin decreased from 21.1% to 4.7% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). Our total other expense increased nearly four-fold from (Won)18.3 billion in 2004 to (Won)72.7 billion in 2005, primarily due to:

•

an increase in net interest expense from (Won)38.1 billion in 2004 to (Won)56.9 billion in 2005 primarily due to a significant increase in interest expense from (Won)58.0 billion in 2004 to (Won)107.5 billion in 2005 reflecting increased levels of long-term debt over the same period, which more than offset an increase in interest income from (Won)20.0 billion in 2004 to (Won)50.6 billion in 2005, which was due to increased levels of cash holdings over the same period; and

•

change from net foreign exchange gain of (Won)19.1 billion in 2004 to net foreign exchange loss of (Won)23.6 billion in 2005 primarily due to the decrease in foreign currency translation gain on our foreign-currency debt resulting from a deceleration in the appreciation of the Korean Won against the U.S. dollar in 2005.

Provision (Benefit) for Income Taxes

We reported income tax benefit of (Won)136.7 billion in 2005, while in 2004 we reported a provision for income taxes of (Won)38.1 billion. This change was primarily due to the lower income before income taxes we recorded in 2005 and the effects of our application of (Won)176.0 billion in investment tax credit.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, our net income decreased by 68.2% from (Won)1,703.7 billion in 2004 to (Won)541.6 billion in 2005.

Item 5.B. Liquidity and Capital Resources

Our principal sources of cash have been cash flow from our operating activities and debt and equity financing. We had cash and cash equivalents of (Won)1,361.2 billion, (Won)1,579.4 billion and (Won)954.4 billion (US$1,026.2 million) as of December 31, 2004, 2005 and 2006, respectively. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabs and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements, servicing our debt payments and payment of technology license fees. We expect our cash requirements for 2007 to be primarily for capital expenditures and repayment of maturing debt.

Although we have historically been able to satisfy our cash requirements from cash flow from operations and debt and equity financing, our ability to continue to do so will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. We re-evaluate our capital requirements regularly in light of our cash flow from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flow from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, including the issuance of equity, equity-linked and other debt securities.

Our net cash provided by operating activities amounted to (Won)2,742.9 billion in 2004, (Won)2,108.7 billion in 2005 and (Won)1,866.0 billion (US$2,006.5 million) in 2006. The decrease in net cash provided by operating activities in 2005 and 2006 was due primarily to the decrease in net income. Our net income decreased from (Won)1,703.7 billion in 2004 to (Won)541.6 billion in 2005 and we recorded a net loss of (Won)692.8 billion (US$744.9 million) in 2006. Accounts receivable increased by (Won)400.8 billion in 2005, primarily as a result of an increase in sales revenues and decreased by (Won)409.1 billion (US$439.9 million) in 2006, due primarily to a decrease in the average collection period of accounts receivable and an increase in accounts receivable sales on non-recourse basis, such as asset-backed commercial paper, accounts receivable factoring and invoice discount. Inventories decreased by (Won)114.5 billion in 2005, primarily as a result of continued improvements in inventory management coupled with increased customer demand and increased by (Won)362.0 billion (US$389.3 million) in 2006. The change in transportation method from air to sea for certain regions as a cost reduction measure contributed to the increase in inventories in 2006.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabs and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. We began mass production at P4 in March 2002 and at P6 in August 2004 and at P7 in January 2006. In 2005, strong demand and an expanding TFT-LCD market caused a 14.2% decrease in our inventory levels from year-end 2004. In 2006, the change in transportation method from air to sea for certain regions as a cost reduction measure contributed to a 52.5% increase in our inventory levels from year-end 2005. Inventories comprised the following for the periods indicated:

	As of December 31,
	2004		2005		2006
	(in billions of Won and millions of US$)
Finished Goods	(Won)	511.0	(Won)	328.8	(Won)	571.8	US$	614.8
Work in process		124.4		166.9		264.4		284.3
Raw Materials		168.7		193.9		215.4		231.6

Total	(Won)	804.1	(Won)	689.6	(Won)	1,051.6	US$	1,130.7

Our net cash used in investing activities amounted to (Won)3,892.8 billion in 2004, (Won)4,197.9 billion in 2005 and (Won)3,067.2 billion (US$3,298.1 million) in 2006. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to (Won)3,885.7 billion, (Won)4,166.2 billion and (Won)3,076.0 billion (US$3,307.5 million) in 2004, 2005 and

2006, respectively. We intend to fund our capital requirements associated with capacity expansion projects, including the expansion of production capacity of P7, the construction of P8 and our new Guangzhou plant and equipping of our new Polish plant, with cash flow from operations and other financing activities, such as external long-term borrowings or securities offerings. Through the end of 2006, we had used internally generated cash and long-term financing to fund our expansion projects, including expansion of production capacity of P7 and the construction of our new Polish plant.

We currently expect our capital expenditures on a delivery basis to be approximately (Won)1.0 trillion and our cash outflows for capital expenditures to be approximately (Won)1.7 trillion in 2007, primarily to fund capacity expansion of P7, the construction of P8 and our new Guangzhou plant, the equipping of the new module production plant in Poland and improvements to our pre-existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to (Won)2,008.8 billion in 2004, (Won)2,307.7 billion in 2005 and (Won)576.6 billion (US$620.0 million) in 2006. The net cash provided by financing activities in 2006 reflects primarily proceeds to us from the issuance of (Won)400.0 billion in domestic debentures and long-term loans of US$500.0 million and (Won)156.0 billion, respectively. The net cash provided by these financing activities was partially offset by a repayment of US$200.0 million of U.S. dollar-denominated floating rate notes, term notes and term loan, repayment of domestic debentures of (Won)200.0 billion and other long-term bank loans. We have not declared any dividends since 2001.

We had a total of (Won)483.2 billion, (Won)309.0 billion and (Won)250.1 billion (US$268.9 million) of short-term borrowings outstanding as of December 31, 2004, 2005 and 2006, respectively. The weighted average interest rate under the terms of these short-term borrowings was 5.5% as of December 31, 2006. All of our short-term borrowings are loans from local and foreign banks extended to us or our subsidiaries.

We have in place overdraft agreements with various banks in the amount of (Won)59.0 billion that are renewable on a yearly basis. There were no drawdowns under these agreements as of December 31, 2006. In March 2007, our subsidiary in Wroclaw, Poland entered into a term loan credit facility with a syndicate of banks in the amount of €140.0 million. To date, €50.0 million was drawn on the term loan credit facility. In addition, we also maintain revolving credit facilities with certain banks in the aggregate amount of approximately (Won)293.0 billion and long-term credit facilities in the aggregate amount of approximately (Won)279.0 billion. As of December 31, 2006, we had no amounts outstanding under the revolving credit facilities and the long-term credit facilities. As of March 31, 2007, we had (Won)225.8 billion outstanding under the long-term credit facilities.

As of December 31, 2006, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)3,855.7 billion (US$4,145.9 million), primarily consisting of (Won)2,133.8 billion of Korean Won-denominated debentures, US$475.0 million convertible bonds, US$200.0 million of U.S. dollar-denominated senior floating rate notes, US$845.0 million of U.S. dollar-denominated long-term loan, (Won)253.0 billion of Korean Won-denominated long-term loan and RMB260.0 million of RMB-denominated long-term loan.

As of December 31, 2006, US$150.0 million and US$100.0 million of our US$1,045.0 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations and foreign exchange rate and interest rate fluctuations, respectively.

We issued (Won)300 billion principal amount of five-year debentures in November 2002, (Won)250 billion principal amount of five-year debentures in October 2003, (Won)300 billion principal amount of five-year debentures in May 2004, (Won)300 billion principal amount of five-year debentures in November 2004, (Won)400 billion principal amount of five-year debentures in March 2005, (Won)200 billion principal amount of five-year debentures in December 2005, (Won)200 billion principal amount of five-year debentures in May 2006 and (Won)200 billion principal amount of five-year debentures in June 2006.

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

Our debt obligations as of December 31, 2006 are set forth below:

Short-Term Debt Obligations as of December 31, 2006
Borrower	Date of Issuance	Securities	Amount as of December 31, 2006 (in billions of Won)		Original Principal Amount (in millions of US$, millions of Japanese Yen, millions of € and millions of PLN)		Principal Underwriters, Purchasers	Maturity
LG.Philips LCD Nanjing	5/29/06	Short Term Loan	(Won)	9	US$	10	Bank of China	3/28/07
LG.Philips LCD America	12/4/06	Short Term Loan	(Won)	3	US$	3	Comerica Bank	3/5/07
LG.Philips LCD Japan	12/29/06	Short Term Loan	(Won)	12		¥1,520	Mizuho Bank and other financial institutions	1/5/07-1/31/07
LG.Philips LCD Poland	1/11/06	Overdraft Facility	(Won)	22	€ PLN	8 39	ABN AMRO and Citigroup	Renewable on a yearly basis
LG.Philips LCD	11/24/06- 12/29/06	Export Bill Discount	(Won)	204	US$	219	Woori Bank and other financial institutions	1/22/07-2/20/07

Sub-total			(Won)	250

Long-Term Debt Obligations as of December 31, 2006
Borrower	Date of Issuance	Securities	Amount as of December 31, 2006 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$ and millions of RMB)		Principal Underwriters or Purchasers or Lender	Maturity
LG.Philips LCD	11/6/02	Debentures	(Won)	297	(Won)	300	SK Securities Co., Ltd., Korea Development Bank	11/6/07
LG.Philips LCD	10/2/03	Debentures	(Won)	248	(Won)	250	SK Securities Co., Ltd., Woori Investment & Securities	10/2/08
LG.Philips LCD	5/13/04	Debentures	(Won)	297	(Won)	300	SK Securities Co., Ltd., Woori Investment & Securities, Korea Investment & Securities Co., Ltd.	5/13/09
LG.Philips LCD	11/23/04	Debentures	(Won)	295	(Won)	300	Woori Investment & Securities, SK Securities Co., Ltd., Daewoo Securities Co., Ltd.	11/23/09
LG.Philips LCD	3/21/05	Debentures	(Won)	397	(Won)	400	Woori Investment & Securities, Hanwha Securities Co. Ltd.	3/21/10
LG.Philips LCD	12/14/05	Debentures	(Won)	200	(Won)	200	National Agricultural Cooperative Federation	12/14/10
LG.Philips LCD	5/29/06	Debentures	(Won)	200	(Won)	200	Hana Bank	5/30/11
LG.Philips LCD	6/23/06	Debentures	(Won)	200	(Won)	200	Woori Bank	6/23/11
LG.Philips LCD	8/28/03	Long Term Loan	(Won)	39	(Won)	59	Export-Import Bank of Korea	2/28/07-8/28/08 *2 year grace and 3 year installment payment
LG.Philips LCD	2/10/04	Long Term Loan	(Won)	49	(Won)	59	Export-Import Bank of Korea	2/10/07-2/10/09 *2 year grace and 3 year installment payment
LG.Philips LCD	7/28/05- 10/26/06	Long Term Loan	(Won)	15	(Won)	15	Shinhan Bank	9/15/09-6/15/15 *5 year grace and 5 year installment payment for (Won)9 billion and 3 year grace and 3 year installment payment for (Won)6 billion
LG.Philips LCD	3/30/06	Long Term Loan	(Won)	150	(Won)	150	Korea Development Bank	6/30/08-3/30/13 *2 year grace and 5 year installment payment
LG.Philips LCD	10/8/04	Floating Rate Notes	(Won)	186	US$	200	ABN AMRO Bank	10/8/07
LG.Philips LCD	4/19/05- 4/28/05	Convertible Bonds	(Won)	466	US$	475	Morgan Stanley, Citigroup, UBS	4/19/10 * put option on 10/19/07
LG.Philips LCD	12/14/04	Long Term Loan	(Won)	45	US$	48	Export-Import Bank of Korea	6/14/07-12/14/10 *2 year grace and 4 year installment payment
LG.Philips LCD	3/30/05- 9/29/05	Long Term Loan	(Won)	139	US$	150	Korea Development Bank	7/2/07-3/30/12 *2 year grace and 5 year installment payment
LG.Philips LCD	5/19/06- 7/24/06	Long Term Loan	(Won)	186	US$	200	Kookmin Bank	5/19/11
LG.Philips LCD	8/28/06	Long Term Loan	(Won)	186	US$	200	Kookmin Bank	8/29/11
LG.Philips LCD	9/28/06	Long Term Loan	(Won)	93	US$	100	Mizuho Corporate Bank	9/28/11
LG.Philips LCD Nanjing	3/14/03- 8/30/06	Long Term Loan	(Won)	168	RMB US$	260 147	Bank of China, China Construction Bank and other financial institutions	3/17/07-11/22/10
Sub-total			(Won)	3,856

Current portion of long-term debt obligation			(Won)	565

Long-term debt, excluding current portion of long-term debt			(Won)	3,291

Debt obligation			(Won)	4,106

*	Current portion of long-term debt

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2006. In March 2007, we entered into a guarantee agreement with a syndicate of banks in connection with a €140.0 million term loan credit facility our subsidiary in Wroclaw, Poland entered into.

Set forth below are the aggregate amounts, as of December 31, 2006, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	3,871,846	(Won)	567,799	(Won)	1,140,720	(Won)	2,109,813	(Won)	53,514
Operating Leases		3,670		1,549		1,690		431		—
Fixed License Payment		197,713		50,022		44,527		34,388		68,776

Total Obligations	(Won)	4,073,229	(Won)	619,370	(Won)	1,186,937	(Won)	2,144,632	(Won)	122,290

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)43.7 billion in 2004, (Won)47.1 billion in 2005 and (Won)30.1 billion (US$32.3 million) in 2006, representing 17.1% of our research and development expenses in 2004, 12.9% in 2005 and 6.9% in 2006. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Material Related Party Transactions

We engage from time to time in a variety of transactions with related parties. See “Item 7.B. Related Party Transactions.”

We sell TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis. Pricing and other principal terms of the sales to LG Electronics are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)1,607.1 billion, or 19.3% of our sales, in 2004, (Won)1,821.5 billion, or 18.1% of our sales, in 2005 and (Won)1,729.3 billion (US$1,859.5 million), or 16.3% of our sales, in 2006.

We also sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)1,210.9 billion, or 14.5% of our sales, in 2004, and (Won)1,323.6 billion, or 13.1% of our sales, in 2005 and (Won)1,331.4 billion (US$1,431.6 million), or 12.5% of our sales, in 2006.

We also purchase materials, including backlight units and driver integrated circuits, as well as other services, from Philips Electronics under a volume and price agreement. These purchases amounted to (Won)52.3 billion, (Won)52.2 billion and (Won)74.6 billion (US$80.2 million) in 2004, 2005 and 2006, respectively. These amounts include purchases from Philips Electronics’ semiconductor division until September 2006, which, as of October 2006, is no longer a division of Philips Electronics.

We sell our products to certain subsidiaries of LG International in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries on an aggregate basis amounted to 5.5%, 7.4% and 9.0% in 2004, 2005 and 2006, respectively. We sell our products to LG International and its subsidiaries at a market price determined on an arm’s-length basis.

In addition, we procure a portion of our production materials, equipment and components from LG International’s overseas subsidiaries in Japan, Europe and the United States. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are determined on an arm’s-length basis. Our purchases of materials, equipment and components from LG International and its subsidiaries amounted to (Won)1,652.4 billion, or 22.4% of our total material, equipment and component purchases, in 2004, (Won)1,338.1 billion, or 16.7%, in 2005 and (Won)1,006.1 billion (US$1,081.8 million), or 10.7%, in 2006. We also purchase raw materials, equipment, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chem Ltd. and GS Engineering & Construction Co., Ltd. As of January 2005, GS Engineering & Construction is no longer an affiliated company of the LG Group. Our total purchases of materials, equipment, components and services from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,747.2 billion, or 21.2% of our total purchases of materials, equipment, components and services, in 2004, (Won)1,258.6 billion, or 13.7%, in 2005 and (Won)1,551.1 billion (US$1,667.8 million), or 16.5%, in 2006.

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

In 2006, as we recorded a net loss, we did not receive an income tax benefit as a result of Philips Electronics’ 32.87% weighted average ownership in us in 2006. Until 2008, we will lose 0.1375% of the tax exemption benefit with respect to net income generated from our TFT-LCD business for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate applicable to us is the same as that in 2006. After 2008, we will no longer be eligible to receive this income tax exemption. Losses of portions of this tax exemption could negatively affect our results of operations.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003, 15% for our capital investments made on or before December 31, 2004, 10% for our capital investments made on or before December 31, 2005 and 7% for our capital investments made on or before December 31, 2007, each in proportion to the percentage of equity investment in us other than foreign direct equity investment. In addition, we are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2006, we had available deferred tax assets related to these credits in the amount of (Won)436.5 billion (US$469.3 million), of which (Won)159.5 billion (US$171.5 million) is unrealizable tax credits related to deferred tax assets and (Won)277.0 billion (US$297.8 million) may be utilized against future income tax liabilities through 2011.

Recognition of Deferred Income Tax Assets

We recognize deferred income tax assets (net of valuation allowance) to the extent that, in the judgment of management, utilization of the related tax benefits before their expiration is more likely than not. Our ability to utilize the future tax benefits related to our deferred tax assets depends on many factors, including an assessment of our ability to generate taxable income, the overall industry outlook and the outlook for the Korean economy. We value our deferred income tax assets on an ongoing basis, and make valuation allowances if, in our assessment, current results suggest that it is more likely than not that a portion or all of our deferred income tax assets will not be realized before their expiration. We determined that no valuation allowance was required as of December 31, 2004 and 2005. Conversely, we have determined that valuation allowance was required as of December 31, 2006.

As of December 31, 2006, we had (Won)610.1 billion (US$656.0 million) in net deferred income tax assets, including unused investment tax credits of (Won)436.5 billion (US$469.3 million), of which (Won)159.5 billion (US$171.5 million) consists of unrealizable tax credits related to deferred tax assets and (Won)277.0 billion (US$297.8 million) may be used to reduce tax payable through 2011.

Recent U.S. GAAP Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS No. 155”), which amends FAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” (“FAS No. 133”) and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“FAS No. 140”). FAS No.155 amends FAS No. 133 to narrow the scope of the exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. FAS No. 155 also amends FAS No.140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006. We are currently evaluating the impact of this new standard but believe that it will not have a material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 is applicable to all income tax positions accounted for under FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 addresses the determination of whether tax benefits (whether permanent or temporary) claimed or expected to be claimed on a tax return should be recorded in the financial statements. It provides a two-step structured approach to accounting for uncertainty in income taxes that provides specific guidance on recognition, measurement, and other aspects of reporting and disclosing uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We assess tax positions taken in the financial statements and evaluate quarterly for realizability on a more likely than not basis. We do not believe that the adoption of FIN 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under U.S. GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have a significant impact on our consolidated financial position, results of operations or cash flows.

Item 5.C. Research and Development, Patents and Licenses, etc.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)416.7 billion in 2004, (Won)564.7 billion in 2005 and (Won)737.6 billion (US$793.1 million) in 2006, representing 5.0% of our sales in 2004, 5.6% in 2005 and 6.9% in 2006. Included in these figures are product development costs directly associated with production at our fabrication facilities and module production plants, excluding depreciation expense, as well as research and development expenses, excluding depreciation expense, in the aggregate amount of (Won)244.2 billion in 2004, (Won)353.7 billion in 2005 and (Won)418.2 billion (US$450.0 million) in 2006, and capital expenditures related to research and development and manufacturing for research and development test runs in the amount of (Won)172.5 billion in 2004, (Won)211.0 billion in 2005 and (Won)319.4 billion (US$343.4 million) in 2006.

Our research and development activities primarily focus on the development of new and improved products. For example, in 2003, we successfully developed External Electrode Fluorescent Lamp, or EEFL, technology. EEFLs reduce the number of transformers required in inverter or backlight systems, thereby reducing material costs related to driver integrated circuits and making our assembly line more efficient. We also succeeded in developing the first 30-inch wide-format EEFL television panel in the world in 2004. Through the successful development of EEFL technology, we have achieved high cost reduction and greater efficiency in the production of our backlight systems. We also developed the largest 20.1-inch LTPS AMOLED in the world at the time in 2004, which was presented at FPD International 2004, an annual exhibition of flat panel displays. In addition, we developed a 15-inch display panel for notebook computers with the world’s lowest power consumption and the highest brightness, as well as the world’s largest 47-inch LED backlight TFT-LCD panel, at the time in 2005. We also succeeded in developing a TFT-LCD panel with 68.7 billion colors in 2005. In 2006, we developed a 100-inch panel for televisions, the largest TFT-LCD panel in the world at the time, and a 2-inch Quarter Video Graphic Array display panel with a thickness of 1.3 mm for mobile phones, the thinnest TFT-LCD panel in the world at the time.

We believe that the trends for display products in the future are the widespread use of affordable large-size flat panel products with higher performance qualities and the use of different types of display products for a variety of purposes, such as using flexible display panels in a range of products or using large-size display panels for public display or advertising. To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. Accordingly, we have developed long-term alternative technologies, such as LED backlight technology, which might provide improved black contrast and better color performance quality at lower cost. We have also developed copper line technology, a cutting edgy technology that takes advantage of copper’s low electrical resistance to improve the transmission of video signals even across large-sized TFT-LCD screens, resulting in sharp image quality with minimal distortion. We were the first company to apply copper line technology to high resolution TFT-LCD panels. We are also further developing 120Hz driving technology based on copper line and other new circuit algorithms. 120Hz driving technology decreases motion blur by doubling the speed of the usual frame rate. In order to stay technologically ahead in the TFT-LCD industry, we are focusing on evolving our existing display panels so that they become slimmer and narrower and use less power, while developing new technology, such as “multi-view” TFT-LCD panels, which would allow viewers to enjoy different images from the same display panel depending on the angle each viewer is viewing from. At the same time, we plan to develop new markets for our existing display panels so that, for example, they can be used as part of interior design or for public advertising purposes. In addition, as the product lifecycle of flat panel displays is approaching maturity, we plan to further focus on developing a next generation flat panel display technology, such as AMOLED, that can replace existing liquid crystal display panels or plasma display panels.

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

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2006, we employed 1,666 personnel in our research and development department.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

We currently hold a total of 5,285 patents, including 3,265 in Korea, 1,871 in the United States and 149 in Japan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2007 to 2022.

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

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)43.7 billion in 2004, (Won)47.1 billion in 2005 and (Won)30.1 billion (US$32.3 million) in 2006, representing 17.1% of our research and development expenses in 2004, 12.9% in 2005 and 6.9% in 2006. We received US$2.8 million, US$26.3 million and US$24.9 million in license fees from third parties, in 2004, 2005 and 2006, respectively, which amounts are recognized as an offset account against license-related prepaid expenses.

LG LCD, our predecessor, entered into a license agreement with the Lemelson Foundation in July 1999 for a non-exclusive, non-transferable license under certain patents owned by the Lemelson Foundation relating to the magnification process we utilize in our TFT-LCD manufacturing process. LG LCD paid a lump sum license fee, and its rights under the license agreement were assigned to us following the formation of the joint venture. Our license agreement with Lemelson Foundation will expire upon the last to expire of the patents filed by Lemelson Foundation on or before July 30, 1999. The license agreement is subject to early termination in the event of a material breach of the terms and covenants of the agreement.

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

In connection with the settlement of a lawsuit with NEC, we entered into a cross-license agreement with NEC in April 2001, under which each party granted to the other a non-exclusive and non-transferable worldwide licenses under all of its patents filed prior to the fifth anniversary of the effective date relating to TFT-LCD modules, panels, materials and driver chips. In particular, each party granted to the other a non-exclusive license under its side mounting patents. In addition, NEC authorized us to grant to LG Electronics a license under NEC’s monitor patents for the production and sale of monitors. The licenses granted under the agreement are generally non-transferable, subject to certain exceptions and will expire upon the expiration of the last patent to be filed by either NEC or us prior to April 2006. The agreement is subject to termination in the event of failure to cure a material breach of the terms of the agreement and upon the occurrence of certain insolvency events. Upon termination, the rights and licenses granted to the breaching party by the non-breaching party shall terminate but the non-breaching party may continue to use the rights and licenses granted to it by the breaching party.

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

We entered into a license agreement with Merck & Co., our key supplier of liquid crystal materials, for a non-exclusive and non-transferable license under a Merck patent for a panel design technology which is used in IPS for the manufacture and sale of certain large-size display panels. The agreement expires in December 2014.

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

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. In 2006, we received US$24.9 million in license fees under such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements.

Item 5.D. Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E. Off-Balance Sheet Arrangements

Historically, we had not engaged in any material off-balance sheet financing activities to finance our operations or expansion. In September 2004, we entered into a revolving asset-backed commercial paper program of up to US$300 million using selected accounts receivable of our four sales subsidiaries in Germany, Taiwan, Japan and the United States. In April 2006, the limit of the revolving asset-backed commercial paper program was increased to US$450 million. We have used the proceeds from this financing to reduce the payment terms of our sales subsidiaries’ accounts payable and to meet working capital needs.

In the second half of 2006, our overseas sales subsidiaries entered into factoring arrangements. In June 2006, our sales subsidiary in Shanghai, China entered into a forfeiting arrangement of up to US$200 million using its accounts receivable backed by letter of credit and in September 2006, our sales subsidiary in Taiwan entered into an accounts receivable factoring facility of up to US$250 million using its accounts receivable. In October 2006, we entered into an accounts receivable purchase facility of up to US$600 million using selected accounts receivable of our sales subsidiaries in the United States, Germany, Hong Kong and Shanghai, China. We have used the proceeds from these financing activities for our sales subsidiaries’ working capital.

In 2006, payment guarantees were provided to us by ABN AMRO Bank amounting to US$8.5 million relating to deferred tax payments in Poland. In 2006, payment guarantees were provided to our subsidiary in Japan by Bank of Tokyo-Mitsubishi UFJ amounting to ¥1,300 million and to our subsidiary in Taiwan by ABN AMRO Bank amounting to NT$68 million, respectively, relating to their local tax payments.

We enter into foreign currency forward contracts to hedge transaction risks related to changes in currency exchange rates.

Item 5.F. Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 5.G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

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

The tables below set forth information regarding our current directors and executive officers. The business address of all of the directors and executive officers is the address of our registered office at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721.

Our Outside Directors

Our current outside directors are set out in the table below. Each of our outside directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act and also meets the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Bongsung Oum	March 2, 1952	Director	March 2005	March 2008	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Director	July 2004	February 2010	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Director	July 2004	February 2010	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Director	March 2005	March 2008	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Director	March 2005	March 2008	Outside Director, Pixelplus

Our Non-Outside Directors

Our non-outside directors are:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Rudy Provoost	October 16, 1959	Chairman of the Board of Directors	April 2006 (Director since February 2006)	February 2009	Chief Executive Officer of Philips Consumer Electronics and Member of Philips Group Management Committee

Young Soo Kwon	February 6, 1957	Joint Representative Director, President and Chief Executive Officer	February 2007	February 2010	—

Hee Gook Lee	March 19, 1952	Director	March 2005	March 2008	President and Chief Technology Officer of LG Electronics

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	August 1999	March 2008	—

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/ Department
Young Soo Kwon	February 6, 1957	Joint Representative Director, President and Chief Executive Officer	February 2007	—

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	August 1999	—

Jong Sik Kim	June 4, 1953	Executive Vice- President and Chief Production Officer	October 2006	Manufacturing

In Jae Chung	September 20, 1956	Executive Vice-President and Chief Technology Officer	January 2007	Research & Development

Name	Date of Birth	Position	Elected/Appointed to Current Position	Division/ Department
Bock Kwon	August 4, 1954	Executive Vice-President	January 2006	Marketing Center

Woo Shik Kim	September 8, 1955	Executive Vice-President	January 2004	IT Business Unit

Sang Deog Yeo	September 21, 1955	Executive Vice-President	January 2005	TV Business Unit

Jae Geol Ju	December 20, 1952	Executive Vice-President	January 2005	Japan Service Center

Sang Beom Han	June 18, 1955	Executive Vice-President	January 2006	Panel Center

Hyun He Ha	December 18, 1956	Executive Vice-President	January 2007	Small and Medium Business Unit

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

Young Soo Kwon has served as joint representative director, president and chief executive officer since February 2007. Prior to joining LG.Philips LCD, he served as president and chief financial officer of LG Electronics. Mr. Kwon also served as head of the globalization team at LG Electronics’ headquarters in Korea, as well as a financial officer at LG Electronics’ overseas subsidiary in New Jersey. Mr. Kwon holds a bachelor’s degree in business administration from Seoul National University and a master’s degree in industrial engineering from Korea Advanced Institute of Science and Technology.

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

Doug J. Dunn has served as outside director since March 2005. He is currently member of the boards of directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV. He also served as president and chief executive officer of ASML Holding N.V. and chief executive officer of the Consumer Electronics division and the Semiconductor Division of Royal Philips Electronics. Mr. Dunn holds a bachelor’s degree and a Higher National Certificate in electrical and electronics engineering from Sheffield University in the United Kingdom. Mr. Dunn was awarded an Order of the British Empire by Queen Elizabeth II and an Order of Oranje Nassau by the Netherlands for services to the electronics industry.

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

Jong Sik Kim has served as executive vice-president since October 2006 and chief production officer since January 2007. Mr. Kim also served as head of the module center since joining LG.Philips LCD in October 2006. Prior to joining LG.Philips LCD, Mr. Kim served as head of display production and head of quality control and procurement at LG Electronics. Mr. Kim holds a bachelor’s degree in electronic engineering from Yeungnam University and a master’s degree in electronic engineering from Kyungpook National University.

In Jae Chung has served as executive vice-president since January 2006 and as chief technology officer since January 2007. Prior to joining LG.Philips LCD, he served as head of the notebook development department and LCD laboratory at LG Electronics. Mr. Chung received a bachelor’s degree in physics and a master’s degree in applied physics from Korea University and a Ph.D. in electronic engineering from University of South Australia.

Bock Kwon has served as executive vice-president and head of marketing since January 2006. Mr. Kwon also served as vice president for our sales department since 1999. Prior to joining LG.Philips LCD, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

Woo Shik Kim has served as executive vice-president since January 2004. Mr. Kim also served as head of IT Business Unit since August 2006. Prior to joining LG.Philips LCD, Mr. Kim served as head of the production technical center for LG Semicon. Mr. Kim holds bachelor’s and master’s degrees in ceramic engineering from Yonsei University.

Sang Deog Yeo has served as executive vice-president since January 2005. Mr. Yeo also served as head of the TV Business Unit since August 2006. Prior to joining LG.Philips LCD, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

Jae Geol Ju has served as executive vice-president since January 2005. Mr. Ju also served as head of the Japan Service Center since October 2006. Prior to joining LG.Philips LCD, Mr. Ju served as head of audio/video business division at LG Electronics and head of Memory Business Planning & Management at LG Semicon. Mr. Ju holds a bachelor’s degree in electronic engineering from Yonsei University.

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

Hyun He Ha has served as executive vice-president since January 2007. Mr. Ha has also served as head of the Small and Medium Displays Business Unit since August 2006. Mr. Ha has also served as vice president of the Corporate Strategy Department. Mr. Ha holds a bachelor’s degree in history from Pusan National University and an M.B.A. degree from Waseda University.

Item 6.B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2006 to our executive officers and our directors was (Won)5 billion. In addition, as of December 31, 2006, our accrued severance and retirement benefits to those directors and officers amounted to (Won)7.0 billion (US$7.5 million).

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2006, we paid a premium of approximately US$1.5 million in respect of this insurance policy.

Item 6.C. Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

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

Item 6.D. Employees

As of December 31, 2006, we had 23,639 employees, including 7,070 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2004, 2005 and 2006:

	As of December 31,
Employees(1)	2004	2005	2006
Production	8,270	13,119	16,326
Technical(2)	3,759	4,404	5,759
Sales & Marketing	436	541	444
Management & Administration	708	1,299	1,110

Total	13,173	19,363	23,639

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2006, approximately 63% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

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

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. We make provisions for accrued severance liabilities based on the assumption that all employees terminate their employment with us at the same time. As of December 31, 2006, our accrued severance liabilities amounted to (Won)136.8 billion (US$147.1 million), of which 39.7% was funded through severance insurance plans, while 0.5% was funded through deposits with the National Pension Corporation.

At December 31, 2006, our employee stock ownership association owned approximately 0.1% of our common stock.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 7,053 shares of common stock as of December 31, 2006, the most recent date for which this information is available. They acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. During the week of March 5, 2007, our chief executive officer acquired 5,000 shares of common stock pursuant to open market purchases on the Korea Exchange.

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

As part of our long-term incentive plan, our board of directors resolved on April 7, 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the Korea Composite Stock Price Index, or KOSPI, against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise. The following table sets forth certain information regarding our stock option plan as of April 10, 2007:

	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
Executive Officers		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2006 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Philips Electronics	117,625,000	32.9%
Citibank, N.A.(1)	27,868,438	7.8%

(1)	Solely as ADR depositary

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of December 31, 2006.

Shareholders’ Agreement

In July 2004, LG Electronics and Philips Electronics entered into a shareholders’ agreement to reflect certain corporate governance arrangements between them as our controlling shareholders. Pursuant to our articles of incorporation and the terms of the shareholders’ agreement, we have a nine-member board of directors which is composed of two outside directors selected by each of LG Electronics and Philips Electronics, one outside director jointly selected by them and four non-outside directors. The two shareholders also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the non-outside director candidates selected by the other party as well as the non-outside candidate jointly selected by the two shareholders. The outside directors so selected to form our first board of directors were deemed to have been nominated by the Outside Director Nomination and Corporate Governance Committee, which was established on March 23, 2005 pursuant to our articles of incorporation. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics are also able to nominate our chief executive officer and chief financial officer, who are our two joint representative directors and who must act in concert in order for their actions to bind us. See “Item 6.A. Directors and Senior Management” for a description of the powers, under Korean law, of joint representative directors.

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

Item 7.B. Related Party Transactions

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

Relationships and Transactions with LG Electronics and Related Companies

Sales to LG Electronics

We sell TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers.

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)1,607.1 billion, or 19.3% of our sales, in 2004, (Won)1,821.5 billion, or 18.1% of our sales, in 2005 and (Won)1,729.3 billion (US$1,859.5 million), or 16.3% of our sales, in 2006.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 5.5%, 7.4% and 9.0% of our sales in 2004, 2005 and 2006, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

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

Our purchases of materials, equipment, components and services from LG International and its subsidiaries, amounted to (Won)1,652.4 billion, or 22.4% of our total purchases of materials, equipment, components and services, in 2004, (Won)1,338.1 billion, or 16.7% of our total purchases, in 2005 and (Won)1,006.1 billion (US$1,081.8 million), or 10.7% of our total purchases in 2006.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chem and GS Engineering & Construction (formerly LG Engineering & Construction). As of January 2005, GS Engineering & Construction is no longer an affiliated company of the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)398.4 billion, (Won)620.9 billion and (Won)708.8 billion (US$762.1 million) in 2004, 2005 and 2006, respectively. Our purchases of photo masks from LG Micron Ltd. amounted to (Won)89.7 billion, (Won)125.2 billion and (Won)113.3 billion (US$121.8 million) in 2004, 2005 and 2006, respectively. In addition, we procured construction and engineering services from GS Engineering & Construction in connection with expansion investments in the amount of (Won)828.8 billion in 2004. As of January 2005, GS Engineering & Construction is no longer an affiliated company of LG Group.

Our total purchases of materials, equipment, components and services from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,747.2 billion, or 21.2% of our total purchases of materials, equipment, components and services, in 2004, (Won)1,258.6 billion, or 13.7% of our total purchases, in 2005 and (Won)1,551.1 billion (US$1,667.8 million), or 16.5% of our total purchases, in 2006.

In addition, we benefit from certain licenses extended to us from license or cross-license agreements between LG Electronics and third parties.

Under the terms of the joint venture agreement, LG Electronics had assigned most of its patents relating to the development, manufacture and sale of TFT-LCD products to us and we had agreed to maintain joint ownership of those patents that were not assigned to us. Pursuant to a grantback agreement entered into with LG Electronics in July 2004, in the event of any intellectual property dispute between LG Electronics and a third party relating to those patents jointly owned by LG Electronics and us, we intend to allow LG Electronics to assert ownership in those patents for all non-TFT-LCD applications and to license or grant other rights in such patents for use by the licensee in non-TFT-LCD applications in order to settle such disputes.

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

Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)1,210.9 billion, or 14.5% of our sales, in 2004, (Won)1,323.6 billion, or 13.1% of our sales, in 2005 and (Won)1,331.4 billion (US$1,431.6 million), or 12.5% of our sales, in 2006.

We purchase materials, including backlight units and driver integrated circuits, as well as other services, from Philips Electronics. These purchases amounted to (Won)52.3 billion, (Won)52.2 billion and (Won)74.6 billion (US$80.2 million) in 2004, 2005 and 2006, respectively. These amounts include purchases from Philips Electronics’ semiconductor division until September 2006, which, as of October 2006, is no longer a division of Philips Electronics.

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

Item 7.C. Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-34.

Legal Proceedings

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, Inc. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We sought, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. On November 21, 2006, in a trial by jury, the defendants were found to have willfully infringed a patent owned by us and we were awarded US$53.5 million in damages. We also filed a complaint in the United States District Court for the Central District of California against customers of Chunghwa

Picture Tubes, including ViewSonic Corp., Jean Co., Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. On May 24, 2004, we sought declaratory relief in the United States District Court for the District of Massachusetts to determine the inventorship of four of these patents. The case was dismissed, and the inventorship issue was ordered to be decided in the lawsuit before the Central District of California. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. On August 3, 2004, we demanded arbitration of the counter-claims filed by Chunghwa Picture Tubes. On June 20, 2006, an arbitration panel appointed by the American Arbitration Association decided in our favor and ruled that we hold exclusive ownership rights to the patents.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Co. and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear mountable liquid crystal display devices. We are seeking damages for past infringement and an injunction against future infringement. We also filed a parallel complaint with the Patents County Court in the United Kingdom claiming infringement on one of our U.K. patents relating to the same technology. Tatung Co. is a major shareholder in Chunghwa Picture Tubes. The Patents County Court ruled in favor of the defendants, and we appealed the ruling. On December 20, 2006, the appellate court dismissed the case.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. On April 25, 2005, we filed our answer to Chunghwa Picture Tubes’ infringement claim, together with a counter-claim in the United States District Court for the Central District of California for the correction of the legal title of the subject patent. On March 20, 2007, Chunghwa Picture Tubes and we stipulated to the dismissal of Chunghwa Picture Tubes’ infringement claim as well as the dismissal of all pending claims and counterclaims against each other without prejudice. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, we filed a separate complaint in the United States District Court for the District of Delaware against Chunghwa Picture Tubes, Tatung Company, Tatung Co. of America and ViewSonic Corporation claiming infringement of our patents relating to the design and manufacture of liquid crystal display modules. We sought, among other things, monetary damages for past infringement and an injunction against future infringement. On July 27, 2006, in a trial by jury, the defendants were found to have infringed a patent owned by us and we were awarded US$52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC and Technology Licensing Corporation filed a complaint in the United States District Court for the Northern District of Illinois against us for alleged patent infringement, seeking, among other things, monetary damages for past infringement.

On December 1, 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics Corp. filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs.

On February 2, 2007, Anvik Corporation filed a complaint in the United States District Court for the Southern District of New York against us, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of the photo-masking equipments manufactured by Nikon Corporation and the patented methods performed by such system in producing TFT-LCD panels. Anvik is seeking monetary damages for past infringement and an injunction against future infringement.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted our motion to intervene in the patent infringement case brought by Positive Technologies, Inc.

In December 2006, we received notice that we were under investigation by the Korean Fair Trade Commission, the Japanese Fair Trade Commission, the Antitrust Division of the U.S. Department of Justice and regulatory bodies of other competitive markets with respect to possible anti-competitive activities in the TFT-LCD industry. We are cooperating fully with the investigations, which remain preliminary.

Subsequent to the commencement of the U.S. Department of Justice investigation, a number of purported class action lawsuits were filed against us and other TFT-LCD panel manufacturers in various federal district courts, alleging violation of U.S. antitrust laws and other related laws. In addition, purported class action lawsuits have been brought against us, and certain of our officers and directors, in the United States District Court for the Southern District of New York in 2007, alleging, among other things, that we and certain of our officers and directors violated the U.S. Securities Exchange Act of 1934, or the Exchange Act, in connection with possible anti-competitive activities in the TFT-LCD industry. While we intend to defend these suits vigorously, it is too early in the proceedings to evaluate the probability of a favorable or unfavorable outcome of the actions, or to estimate the potential loss, if any.

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

Item 8.B. Significant Changes

Not applicable

Item 9. THE OFFER AND LISTING

Item 9.A. Offering and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2006, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2006, 27,868,438 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange					New York Stock Exchange
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in thousands of DRs)
2006	(Won)	46,600	(Won)	25,550	1,181	US$	24.40	US$	14.06	1,096
2005		53,500		36,000	1,048		26.39		16.85	818

2007
First Quarter		35,150		26,250	1,052		18.29		14.01	958
2006
First Quarter		46,600		40,250	1,197		24.40		19.77	1,100
Second Quarter		44,300		28,300	1,136		23.50		15.00	1,220
Third Quarter		38,500		30,000	1,123		19.91		15.99	1,035
Fourth Quarter		32,000		25,550	1,272		17.03		14.06	1,030
2005
First Quarter		45,900		36,000	637		21.90		16.85	448
Second Quarter		53,500		44,000	648		26.39		21.69	276
Third Quarter		50,800		41,550	1,313		24.46		20.04	1,372
Fourth Quarter		46,800		37,400	1,566		22.67		18.34	1,166

2006
Fourth Quarter
October		31,900		28,100	1,361		17.03		14.79	1,473
November		32,000		28,300	1,252		16.93		15.00	668
December		28,900		25,550	1,206		15.41		14.06	924

2007
First Quarter
January		29,550		26,250	718		15.88		14.01	861
February		32,800		26,650	1,168		17.21		14.42	853
March		35,150		30,300	1,298		18.29		15.56	1,136
Second Quarter
April (through April 10)		34,450		32,400	1,467		18.39		17.71	904

Source: Korea Exchange; New York Stock Exchange.

Item 9.B. Plan of Distribution

Not applicable

Item 9.C. Markets

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

As of December 31, 2006, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)705 trillion. The average daily trading volume of equity securities for 2006 was approximately 279 million shares with an average transaction value of (Won)3,435 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

	Opening	High	Low	Closing
1979	131.28	131.28	104.38	118.97
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007 (through April 10)	1,435.26	1,501.06	1,355.79	1,499.16

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agricultural and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10.E. Taxation—Korean Taxation.”

The number of companies listed on the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	US$	4,223	10,565	(Won)	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,595		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007 (through April 10)	736		736,872		789,280	243,778		3,094,231		3,314,301

Source: The Korea Exchange

(1)	Converted at the Federal Reserve Noon Rate on the last business day of the period indicated.

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

Item 9.D. Selling Shareholders

Not applicable

Item 9.E. Dilution

Not applicable

Item 9.F. Expenses of the Issue

Not applicable

Item 10. ADDITIONAL INFORMATION

Item 10.A. Share Capital

Not applicable

Item 10.B. Memorandum and Articles of Association

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

General

Under our articles of incorporation, as amended in February 2007, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2006, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The shares represented by the ADSs have the same dividend rights as other outstanding shares.

Holders of preferred shares are entitled to receive dividends in priority to the holders of common stock. The amount of dividends for preferred shares is determined by our board of directors within a range of 1% to 10% of par value at the time the shares are issued, provided that if the dividend amount on the shares of common stock exceeds that on the preferred shares, holders of preferred shares will also participate in the distribution of the excess dividend amount in the same proportion as holders of common stock. If the amount available for dividends is less than the aggregate amount of such minimum dividend, the holders of preferred shares will be entitled to receive the accumulated unpaid dividends in priority to the holders of common stock from the dividends payable in respect of the next fiscal year.

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

Under our articles of incorporation, as amended in February 2007, we may issue new shares pursuant to a board resolution to persons other than existing shareholders, who however will not have preemptive rights, if the new shares are, among others:

•	publicly offered pursuant to the Korean Securities and Exchange Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued to corporations, institutional investors or domestic or overseas financial institutions to achieve our operational objectives; or

•	issued for the purpose of drawing foreign investment when we deem it necessary for our business needs;

provided that the aggregate number of shares so issued do not exceed 20% of the total number of issued and outstanding shares.

In addition, we may issue convertible bonds or bonds with warrants, respectively, up to an aggregate face amount of (Won)1 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common stock.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. As of December 31, 2006, approximately 0.1% of the outstanding shares were held by our employee stock ownership association.

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

The place of our general meetings of shareholders is decided by our board of directors, which can be our head office, our Paju Display Cluster or any other place as designated by our board of directors.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock, except that voting rights of shares of common stock held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our articles of incorporation prohibit cumulative voting.

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

In general, holders of preferred shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation involving us, capital reductions or in certain other cases in which the rights or interests of the preferred shares are affected, approval of the holders of preferred shares is required. We may obtain such approval by a resolution of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of preferred shares, where the affirmative votes also represent at least one-third of our total issued and outstanding preferred shares. In addition, if we are unable to pay dividends on preferred shares as provided in our articles of incorporation, the holders of preferred shares will become enfranchised and will be entitled to exercise voting rights until those dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of shareholders.

Shareholders may exercise their voting rights by proxy.

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the shares underlying their ADSs.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders no later than one month after the end of such 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily closing prices of shares on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily closing price of shares on the Korea Exchange for the one- month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily closing price of shares on the Korea Exchange for the one-week period before the date of the adoption of the relevant board resolution. However, the Financial Supervisory Commission may adjust this price if we or 30% or more of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Register of Shareholders and Record Dates

Our transfer agent, Korea Securities Depository, maintains the register of our shareholders at its office in Seoul, Korea. It will register transfers of shares on the register of shareholders on presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 15 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months.

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

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trading companies and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 10.D. Exchange Controls.”

Acquisition of Shares by Us

In principle, we may not acquire our own shares except in limited circumstances, such as a reduction in capital.

Notwithstanding the foregoing restriction, we may acquire shares through purchases on the Korea Exchange or through a tender offer. We may also acquire interests in our own shares through agreements with trust companies under the Trust Business Act of Korea and asset management companies and investment companies under the Indirect Investment Asset Management Business Act of Korea. The aggregate purchase price for shares purchased through such means may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of preferred shares have no preference in liquidation.

Item 10.C. Material Contracts

Certain material contracts are discussed under Item 7A. above where relevant.

In addition, on October 9, 2006, we entered into a definitive agreement with Toshiba Corporation, or Toshiba, for Toshiba’s minority investment in LG. Philips LCD Poland Sp. z o.o, which has commenced mass production at its TFT-LCD module production plant in Wroclaw, Poland in March 2007. Under the definitive agreement, Toshiba would take a 19.9% equity participation in our subsidiary in Poland and our subsidiary would supply Toshiba with a quantity of TFT-LCD television panels produced at its plant in Poland.

Item 10.D. Exchange Controls

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

Upon a foreign investor’s purchase of shares through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor; provided, however, that a foreign investor may have the certificates evidencing shares released from such custody when it is necessary to exercise its rights to such shares or to inspect and confirm the presence of the certificate(s) of such shares. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has no ceiling specifically set for foreign shareholders but has set a ceiling on the acquisition of shares by a single person regardless of its nationality within 3% of the total number of shares by its articles of incorporation. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

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

Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Korean Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 10.E. Taxation

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs and common stock should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

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

Item 10.F. Dividends and Paying Agents

Not applicable

Item 10.G. Statements by Experts

Not applicable

Item 10.H. Documents on Display

We are subject to the information requirements of the Exchange Act and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 10.I. Subsidiary Information

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

Our primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, as well as foreign currency-denominated future cash flows, mostly denominated in U.S. dollars, Euro and Japanese Yen, and foreign currency-denominated accounts payable for purchases of raw materials and equipment, primarily denominated in Japanese Yen. The fair value of our financial instruments has been determined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2006, we had outstanding long-term debt, including current portion, in the amount of (Won)3,855.7 billion (US$4,145.9 million).

We have entered into interest rate swap contracts with regard to interest rates for our existing U.S. dollar-denominated floating rate debt. As of December 31, 2006, US$150.0 million of our US$1,045.0 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations. We may enter into similar arrangements in the future to manage our exposure to changes in interest rates. Under our interest rate swap contracts, we recognized a net valuation loss of (Won)(2.1) billion in 2006. Details of interest rate swap contracts outstanding as of December 31, 2006 are as follows:

Bank	Contract amount (in millions of US$)		Receiving Interest Rate	Paying Interest Rate	Termination Date	Change in Fair Value at December 31, 2006 (in billions of Won)
SC First Bank	US$	50.0	Variable; 6-month LIBOR	Fixed; 5.375%	May 21, 2009	(Won)	(0.3)
SC First Bank	US$	100.0	Variable; 6-month LIBOR	Fixed; 5.644%	May 24, 2010	(Won)	(1.8)

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

As of December 31, 2006, we had US$200.0 million aggregate principal amount of U.S. dollar-denominated senior floating rate notes, US$845.0 million aggregate principal amount of U.S. dollar-denominated long-term loans and US$475.0 million of U.S. dollar-denominated convertible bonds outstanding. The interest rate on these notes and loans is set based on three-month LIBOR plus 0.35 to 1.35% and six-month LIBOR plus 0.41% to 1.2%, respectively. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar-denominated senior floating rate notes and U.S. dollar-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates
	2007		2008		2009		2010		2011		Thereafter		Total		Fair Value at December 31, 2006
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))	(Won)	336.1	(Won)	287.6	(Won)	602.1	(Won)	596.3	(Won)	400.0		—	(Won)	2,222.1	(Won)	2,274.5
Average interest rate		5.1%		5.1%		4.3%		5.0%		5.4%		—
Variable Rate ((Won))		—	(Won)	22.5	(Won)	30.4	(Won)	32.5	(Won)	70.0	(Won)	9.2	(Won)	164.6	(Won)	156.2
Average interest rate		—		5.5%		5.5%		5.4%		5.5%		3.5%
Fixed rate (RMB)		—	(Won)	18.3	(Won)	6.3	(Won)	6.3		—		—	(Won)	30.9	(Won)	32.3
Average interest rate		—		5.3%		5.5%		5.5%		—		—
Variable rate (US$)	(Won)	228.6	(Won)	84.6	(Won)	79.3	(Won)	79.3	(Won)	492.9	(Won)	7.0	(Won)	971.7	(Won)	1,016.7
Average interest rate		6.5%		6.2%		6.2%		6.2%		5.9%		—
Fixed rate (US$)		—		—		—	(Won)	466.4		—		—	(Won)	466.4	(Won)	413.1
Average interest rate		—		—		—		—		—		—

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the U.S. dollar, Euro and the Japanese Yen. As of December 31, 2006, we had U.S. dollar-denominated sales-related accounts receivable of US$875.5 million, which represented 93.6% of our total sales-related accounts receivable balance. As of December 31, 2006, we also had Euro-denominated sales-related accounts receivable of €41.4 million and Japanese Yen-denominated sales-related accounts receivable of ¥674.6 million, which represented 5.7% and 0.6% of our total sales-related accounts receivable balance, respectively.

We enter into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or capital adjustment.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2006. Based on our overall foreign currency exposure as of December 31, 2006, including derivative financial instruments, foreign currency-denominated receivables and payables and U.S.-dollar denominated senior floating rate notes, we do not believe that a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won or the Japanese Yen would have a significant effect on our short-term financial condition, results of operations or cash flows.

We hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts and on our long-term sales exposure using forward contracts. As of December 31, 2006, US$100.0 million of our US$1,045.0 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against foreign exchange rate and interest rate fluctuations. The table below sets out our foreign currency forward contracts, foreign currency cross currency swap contracts and currency option contracts as of December 31, 2006.

Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	2,064 million
Average contractual exchange rate	(Won)	945.3/US$
Change in fair value	(Won)	34.7 billion

Contracts to sell US$/buy Japanese ¥:
Aggregate contract amount		¥9,000 million
Average contractual exchange rate		¥115.24/US$
Change in fair value	(Won)	(1.8) billion

Contracts to sell Korean (Won)/buy Japanese ¥:
Aggregate contract amount		¥40,500 million
Average contractual exchange rate	(Won)	8.2617/	¥
Change in fair value	(Won)	(13.6) billion

Contracts to sell Euro €/buy Korean (Won):
Aggregate contract amount		€180 million
Average contractual exchange rate	(Won)	1,209.8/	€
Change in fair value	(Won)	(3.8) billion

Foreign Currency Cross Currency Swap:
Contracts to sell Korea (Won)/buy US$:
Aggregate contract amount	US$	100 million
Average contractual exchange rate	(Won)	961.7/US$
Change in fair value	(Won)	(2.6) billion

Currency Option:
Contracts to buy US$ put, Korean (Won) call option/sell US$ call, Korean (Won) put option:
Aggregate contract amount	US$ US$	50 million put/ 100 million call
Average contractual exchange rate	(Won)	961.15/US$
Change in fair value	(Won)	1.6 billion

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two principal shareholders as end-brand customers, together accounted for 77.4% of our sales in 2004, 73.0% in 2005 and 71.3% in 2006. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice and ship our products to their designated system integrators based on specifications provided by the system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Our sales to LG International and its subsidiaries accounted for 5.5%, 7.4% and 9.0% in 2004, 2005 and 2006, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 65 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer in accordance with our internal credit guidelines. Our credit committee conducts a comprehensive review of all customer credit limits at least once a year. The committee also meets periodically to review the overdue status of accounts receivable and other credit-related matters, including approval of new credit lines and adjustments to current limits. In addition, we review and monitor credit limits for certain customers on a demand basis. When the requested increase in credit line exceeds the limit set for that customer by our internal guidelines, we require credit enhancement of various forms, including accounts receivable insurance, factoring and letters of credit. In the absence of such arrangements, we may provide a special credit limit in accordance with our internal guidelines for additional sales in excess of the customer’s credit limit. To date we have not experienced any material problems relating to customer payments.

Inflation in Korea, which was 3.6% in 2004, 2.7% in 2005 and 2.2% in 2006, has not had a material impact on our results of operations in recent years.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors, Samil PricewaterhouseCoopers, the member firms of PricewaterhouseCoopers, and their respective affiliates (collectively, “PricewaterhouseCoopers”), during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005		2006
	(in millions of Won)
Audit fees	(Won)	1,906	(Won)	3,201
Audit-related fees		713		704
Tax fees		938		435
Other fees		—		—

Total fees	(Won)	3,557	(Won)	4,340

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

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2006, no fees were approved pursuant to the de minimis exception.

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

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable

Item 18. FINANCIAL STATEMENTS

Item 19. EXHIBITS

Number	Description
1.1*	Articles of Incorporation (translation in English)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

2.2*	Form of Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit 3(a) to the Registrant’s Registration Statement (No. 333-117149) on Form F-6)

4.1*	Shareholders’ Agreement between LG Electronics and Philips Electronics (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.2*	Registration Rights Agreement between LG.Philips LCD and LG Electronics (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.3*	Registration Rights Agreement between LG.Philips LCD and Philips Electronics (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.4*	Joint Venture Agreement by LG.Philips LCD and Nippon Electric Glass Co., Ltd.

8.1**	List of subsidiaries of LG.Philips LCD Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG.Philips LCD Co., Ltd. included in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

We have completed an integrated audit of LG.Philips LCD Co., Ltd.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements and Financial Statement Schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 9, 2007

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

December 31, 2005 and 2006

(in millions of Korean won, and thousands of US dollars, except for share data)	2005		2006		2006
					(Note 3)
Assets
Current assets
Cash and cash equivalents	(Won)	1,579,452	(Won)	954,362	$1,026,196
Accounts receivable, net
Trade, net		790,168		531,947	571,986
Due from affiliates		476,731		327,353	351,992
Others, net		66,202		112,182	120,626
Inventories		689,577		1,051,590	1,130,742
Deferred income taxes		5,414		—	—
Prepaid expense		23,467		25,002	26,884
Prepaid value added tax		131,230		93,058	100,062
Other current assets		84,524		58,807	63,233

Total current assets		3,846,765		3,154,301	3,391,721
Long-term prepaid expenses		83,112		138,051	148,442
Property, plant and equipment, net		9,234,104		9,485,148	10,199,084
Deferred income taxes		357,453		610,103	656,025
Intangibles, net		43,374		61,911	66,571
Other assets		51,746		46,844	50,370

Total assets	(Won)	13,616,554	(Won)	13,496,358	$14,512,213

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	308,969	(Won)	250,105	$268,930
Current portion of long-term debt		442,140		564,672	607,174
Trade accounts and notes payable
Trade		577,755		663,353	713,283
Due to affiliates		115,833		286,083	307,616
Other accounts payable
Others		1,121,042		1,056,354	1,135,865
Due to affiliates		353,514		193,051	207,582
Accrued expenses		69,968		55,867	60,072
Income taxes payables		21,788		4,449	4,784
Other current liabilities		133,950		173,233	186,271

Total current liabilities		3,144,959		3,247,167	3,491,577
Long-term debt, net of current portion		2,851,353		3,291,065	3,538,780
Long-term accrued expense		2,833		2,671	2,872
Accrued severance benefits, net		43,207		81,885	88,048

Total liabilities		6,042,352		6,622,788	7,121,277

Commitments and contingencies (Note 16)
Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 358 million shares at December 31, 2005 and 2006		1,789,078		1,789,078	1,923,740
Capital Surplus		2,243,800		2,246,947	2,416,072
Retained earnings		3,542,691		2,849,912	3,064,422
Accumulated other comprehensive income		(1,367)		(12,367)	(13,298)

Total stockholders’ equity		7,574,202		6,873,570	7,390,936

Total liabilities and stockholders’ equity	(Won)	13,616,554	(Won)	13,496,358	$14,512,213

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Operations

Years ended December 31, 2004, 2005 and 2006

(in millions of Korean won, and thousands of US dollars, except for share amount)	2004		2005		2006		2006
							(Note 3)
Sales
Related parties	(Won)	3,342,602	(Won)	3,964,053	(Won)	4,061,486	$4,367,189
Others		4,982,192		6,111,527		6,562,714	7,056,682

		8,324,794		10,075,580		10,624,200	11,423,871
Cost of sales		6,246,240		9,069,848		10,910,268	11,731,471

Gross profit (loss)		2,078,554		1,005,732		(286,068)	(307,600)
Selling, general and administrative expenses		318,449		528,084		595,781	640,625

Operating income (loss)		1,760,105		477,648		(881,849)	(948,225)

Other income (expense)
Interest income		19,964		50,622		29,309	31,515
Interest expense		(58,049)		(107,540)		(169,598)	(182,363)
Foreign exchange gain (loss), net		19,125		(23,607)		52,400	56,344
Rental income		—		207		7,811	8,399
Others, net		673		7,600		27,045	29,081

Total other income (expense)		(18,287)		(72,718)		(53,033)	(57,024)

Income (loss) before income tax expense		1,741,818		404,930		(934,882)	(1,005,249)
Income tax expense (benefit)		38,131		(136,719)		(242,103)	(260,326)

Net income (loss)	(Won)	1,703,687	(Won)	541,649	(Won)	(692,779)	$(744,923)

Net income (loss) per common share
Basic	(Won)	5,586	(Won)	1,596	(Won)	(1,936)	$(2)
Diluted	(Won)	5,586	(Won)	1,596	(Won)	(1,936)	$(2)

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2004, 2005 and 2006

				Capital Surplus						Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean won)	Common Stock			Additional Paid-In Capital		Unearned Compensation		Retained Earnings (Deficit)
	Shares	Amount
Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191
Issuance of Common Stock, net of issuance cost	35,315,700		176,579		1,012,271								1,188,850
Unearned Compensation							(11,923)						(11,923)
Stock compensation expense							1,592						1,592
Comprehensive income :
Net income									1,703,687				1,703,687
Cumulative translation adjustment											(13,249)		(13,249)
Net unrealized gains on derivative, net of tax											43,153		43,153

Total comprehensive income													1,733,591

Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock, net of issuance cost	32,500,000		162,499		1,238,841								1,401,340
Unearned Compensation
Stock compensation expense							3,019						3,019
Comprehensive income :
Net income									541,649				541,649
Cumulative translation adjustment											1,441		1,441
Net unrealized gains (losses) on derivative, net of tax											(36,548)		(36,548)

Total comprehensive income													506,542

Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Unearned Compensation
Stock compensation expense							3,147						3,147
Comprehensive income :
Net income (loss)									(692,779)				(692,779)
Cumulative translation adjustment											(14,396)		(14,396)
Net unrealized gains on derivative, net of tax											3,396		3,396

Total comprehensive income													(703,779)

Balance as of December 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(4,165)	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity—(Continued)

Years ended December 31, 2004, 2005 and 2006

			Capital Surplus			Accumulated Other Comprehensive Income	Total
(in thousands of US dollars) (Note 3)	Common Stock		Additional Paid-In Capital	Unearned Compensation	Retained Earnings
	Shares	Amount
Balance as of December 31, 2005	357,815,700	$1,923,740	$2,420,551	$(7,862)	$3,809,345	$(1,470)	$8,144,304

Unearned Compensation
Stock compensation expense				3,383			3,383
Comprehensive income :
Net income (loss)					(744,923)		(744,923)
Cumulative translation adjustment						(15,480)	(15,480)
Net unrealized gains on derivative, net of tax						3,652	3,652

Total comprehensive income							(756,751)

Balance as of December 31, 2006	357,815,700	$1,923,740	$2,420,551	$(4,479)	$3,064,422	$(13,298)	$7,390,936

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2005 and 2006

(in millions of Korean won, and thousands of US dollars)	2004		2005		2006		2006
							(Note 3)
Net income (loss)	(Won)	1,703,687	(Won)	541,649	(Won)	(692,779)	$(744,923)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		1,224,118		1,748,385		2,597,479	2,792,988
Provision for severance benefits		32,584		43,851		55,183	59,337
Foreign exchange (gain) loss, net		(101,776)		(36,934)		(92,572)	(99,540)
Amortization of intangible assets		6,405		6,778		6,766	7,275
Loss on disposal of property, plant and equipment		3,281		444		575	618
Amortization of debt issuance cost		4,453		5,709		4,810	5,172
Increase in deferred income taxes assets, net		(43,923)		(181,304)		(249,420)	(268,194)
Others, net		(4,365)		68,661		48,382	52,024

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		204,970		(400,838)		409,123	439,917
(Increase) decrease in inventories		(468,196)		114,540		(362,013)	(389,261)
Decrease in prepaid expense		6,443		16,323		23,947	25,749
(Increase) decrease in prepaid value added tax		(5,155)		(35,990)		38,172	41,045
(Increase) decrease in other current assets		(63,493)		24,518		(109,946)	(118,222)
Increase in trade accounts and notes payable		181,421		121,391		256,642	275,959
Increase in other accounts payable		58,625		216,248		22,767	24,481
(Decrease) increase in accrued expenses		13,635		(49,896)		(14,101)	(15,162)
Decrease in other current liabilities		(9,773)		(94,829)		(76,978)	(82,772)

Net cash provided by operating activities		2,742,941		2,108,706		1,866,037	2,006,491

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(2,346,297)		(2,648,918)		(797,486)	(857,512)
Purchase from others		(1,539,353)		(1,517,233)		(2,278,499)	(2,449,999)
Proceeds from sales of property, plant and equipment		6,156		460		11,252	12,099
Acquisition of intangible assets		(7,884)		(12,704)		(8,251)	(8,872)
Others, net		(5,380)		(19,479)		5,789	6,226

Net cash used in investing activities		(3,892,758)		(4,197,874)		(3,067,195)	(3,298,058)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		324,032		(173,005)		(58,307)	(62,696)
Proceeds from issuance of long-term debt		968,802		1,296,840		1,078,160	1,159,312
Repayment on long-term debt		(467,202)		(212,930)		(442,848)	(476,181)
Payment of debt issuance cost		(5,716)		(4,576)		(400)	(430)
Proceeds from issuance of common stock		1,229,133		1,421,970		—	—
Payment of stock issuance cost		(40,283)		(20,628)		—	—

Net cash provided by financing activities		2,008,766		2,307,671		576,605	620,005

Effect of exchange rate changes on cash and cash equivalents		(1,724)		(290)		(537)	(577)

Net increase (decrease) in cash and cash equivalents		857,225		218,213		(625,090)	(672,139)
Cash and cash equivalents:
Beginning of year		504,014		1,361,239		1,579,452	1,698,335

End of year	(Won)	1,361,239	(Won)	1,579,452	(Won)	954,362	$1,026,196

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2004, 2005 and 2006

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

As of December 31, 2006, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	117,625,000	32.87
Others	104,565,700	29.23

	357,815,700	100.00

The Company’s subsidiaries are as follow:

	Country of Incorporation	Percentage of Ownership (%)
Subsidiaries		2004	2005	2006
LG.Philips LCD America, Inc.	US	100	100	100
LG.Philips LCD Japan Co., Ltd.	Japan	100	100	100
LG.Philips LCD Germany GmbH	Germany	100	100	100
LG.Philips LCD Taiwan Co., Ltd.	Taiwan	100	100	100
LG.Philips LCD Nanjing Co., Ltd.	China	100	100	100
LG.Philips LCD Hong Kong Co., Ltd.	China	100	100	100
LG.Philips LCD Shanghai Co., Ltd.	China	100	100	100
LG.Philips LCD Poland Sp. z o.o.	Poland	—	100	100
LG.Philips LCD Guangzhou Co., Ltd.	China	—	—	100

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

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

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for uncollectable accounts receivables, warranty accrual and deferred tax valuation allowance. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

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

December 31, 2004, 2005 and 2006

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are valued at the lower of cost or market value, with cost being determined on a weighted-average cost basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on a moving-average cost basis.

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

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)95,553 million, (Won)154,453 million and (Won)203,959 million for the years ended December 31, 2004, 2005 and 2006. respectively, of which, approximately (Won)37,504 million, (Won)46,913 million and (Won)34,361 million, respectively, was capitalized.

Intangible Assets

Intangible assets, comprising intellectual property rights (including patents and technology related to the TFT production process and the like), privileges for an industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

Intellectual property rights	5 ~10 years
Privilege for industrial water facilities	10 years
Purchased software	4 years
Others	10 years

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

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite employee service period. The option price is determined by Black-Scholes Option Pricing Model.

Accrued Severance Benefits

Employees and directors with at least one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based on the net change in the accrued severance benefits payable at the balance sheet date, plus the actual payments made during the year.

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

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)255,327 million, (Won)365,437 million and (Won)438,867 million during the years ended December 31, 2004, 2005 and 2006, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)11,078 million, (Won)11,710 million and (Won)20,671 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2004, 2005 and 2006, amounted to (Won)94,559 million, (Won)187,633 million and (Won)188,796 million, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 amounted to (Won)5,524 million, (Won)21,907 million and (Won)24,143 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities created by temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. In assessing the likelihood of realization, the Company considers all currently available evidence for future years, both positive and negative. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations regarding the need for a valuation allowance, are recognized for the amount carried forward.

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

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

The derivatives designated for trading comprise cross-currency swap contracts, foreign exchange forward contracts, interest rate swap contracts, and currency option contracts. Such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income (expense) as foreign exchange gain (loss).

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

Recent Accounting Pronouncements

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments (“FAS No. 155”)”, which amends FAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. FAS No.155 amends FAS No.133 to narrow the scope of the exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. FAS No. 155 also amends FAS No.140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. FAS No.155 is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of this new standard but believes that it will not have a material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. FIN 48 is applicable to all income tax positions accounted for under FAS 109. FIN 48 addresses the determination of whether tax benefits (whether permanent or temporary) claimed

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

or expected to be claimed on a tax return should be recorded in the financial statements. It provides a two-step structured approach to accounting for uncertainty in income taxes that provides specific guidance on recognition, measurement, and other aspects of reporting and disclosing uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company assesses tax positions taken in the financial statements and evaluates quarterly for realizability on a more likely than not basis. The Company does not believe adoption of FIN 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company believes the adoption of SFAS No. 159 will not have a significant impact on our financial position or results of operations.

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)930 : US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 29, 2006. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

4. Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean won)	2005		2006
Trade	(Won)	809,648	(Won)	535,200
Due from LG group companies and Philips affiliates		461,133		327,353
Others		66,660		112,561

		1,337,441		975,114
Allowance for doubtful accounts		(4,340)		(3,632)

	(Won)	1,333,101	(Won)	971,482

Trade bills to overseas subsidiaries negotiated through banks but not yet matured, which were recorded as short-term borrowings as of December 31, 2005 and 2006 amounted to approximately (Won)303,904 million (US $300,004 thousand) and (Won)204,528 million (US $220,017 thousand), respectively.

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

The Program qualifies for sale treatment under SFAS 140. As of December 31, 2005 and 2006, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)272,571 million and (Won)364,785 million, respectively, of which the Company’s subordinated retained interest was (Won)52,532 million and (Won)70,643 million, respectively. Accordingly, (Won)220,039 million and (Won)294,112 million, respectively, of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at December 31, 2005 and 2006. Losses recognized on the sale of accounts receivable totaled approximately (Won)8,737 million and (Won)15,509 million, respectively, in the year ended December 31, 2005 and 2006. This cost is primarily related to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues and various program and facility fees associated with the Program. This cost is included in the accompanying consolidated statement of income under the caption selling, general and administrative expenses. The Company measures the fair value of its retained interests at the time of a securitization and throughout the term of the Program using a present value model incorporating two key assumptions: (1) a weighted average life of 66 days and (2) a discount rate of 5.38 % per annum. At December 31, 2006, this retained interest is included in the accounts receivables balance reflected in the consolidated balance sheet, at fair value of the Company’s retained interest, which approximates book value due to a short average collection cycle for such accounts receivables and the Company’s collection history.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

In June 2006, the Company has entered into a Banking Agreement—“Discounting of Export Bills without Recourse” with Standard Chartered Bank (“SCB”), Shanghai Branch. This agreement allows the Company to sell without recourse, on a revolving basis up to US$200 million in qualifying eligible accounts of LG.Philips LCD Shanghai (“LPLSH”) to SCB with a renewable annual term. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of sold accounts receivable held by the third party totaled (Won)41,914 million and, losses recognized on the sale of accounts receivable totaled approximately (Won)542 million in the year ended December 31, 2006.

In September 2006, the Company has entered into an agreement for purchase and sale of accounts receivable with Taishin International Bank (“TIB”). This agreement allows the Company to sell without recourse, on a revolving basis up to US$250 million in qualifying eligible accounts of LG.Philips LCD Taiwan (“LPLT”) to TIB with a renewable annual term. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of sold accounts receivable held by the third party totaled (Won)112,715 million and, losses recognized on the sale of accounts receivable totaled approximately (Won)2,423 million in the year ended December 31, 2006.

In October 2006, the Company has entered into receivables purchase agreement with Standard Chartered Bank (Hong Kong) Ltd (“SCBHK”). This agreement allows the Company to sell without recourse, on a revolving basis up to US$600 million in qualifying eligible accounts of LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Hong Kong (“LPLHK”) and LG.Philips LCD Shanghai (“LPLSH”) to SCBHK with a five year term. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the amount of sold accounts receivable held by the third party totaled (Won)185,633 million and, losses recognized on the sale of accounts receivable totaled approximately (Won)2,458 million in the year ended December 31, 2006.

5. Inventories

Inventories comprise the following at December 31:

(in millions of Korean won)	2005		2006
Finished products	(Won)	328,823	(Won)	571,849
Work in process		166,839		264,377
Raw materials		193,915		215,364

Inventories	(Won)	689,577	(Won)	1,051,590

6. Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the years ended December 31, 2004, 2005 and 2006, 13, 301 and 475 foreign currency forward contracts were designated as cash flow hedges, respectively. During the years ended December 31, 2004, 2005 and 2006, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)55,287 million, (Won)13,334 million and (Won)18,911 million, were recorded in other comprehensive income. The deferred gains of (Won)18,911 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

Derivatives for trading

For the years ended December 31, 2004, 2005 and 2006, the Company recorded realized exchange gains of (Won)80,306 million, (Won)32,189 million and (Won)69,801 million and realized exchange losses of (Won)51,597 million, (Won)78,025 million and (Won)49,884 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the years ended December 31, 2004, 2005 and 2006, the Company recorded unrealized gains of (Won)68,298 million, (Won)27,359 million and (Won)4,053 million and unrealized losses of (Won)54,142 million, (Won)9,131 million and (Won)10,582 million respectively, relating to these derivative contracts designated for trading.

7. Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31 :

(in millions of Korean won)	2005		2006
Land	(Won)	319,219	(Won)	340,954
Buildings		2,110,711		2,266,109
Machinery, equipment and vehicles		11,139,638		14,161,165
Tools, furniture and fixtures		507,094		634,434
Machinery-in-transit		505,842		120,449
Construction-in-progress		1,131,054		991,513

		15,713,558		18,514,624
Accumulated depreciation		(6,479,454)		(9,029,476)

Property, plant and equipment, net	(Won)	9,234,104	(Won)	9,485,148

Operating Leases

Lease expenses held under operating leases for the years ended December 31, 2004, 2005 and 2006 were (Won)1,304 million, (Won)1,406 million and (Won)1,564 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2006 are as follows:

(in millions of Korean won)
For the years ended December 31,
2007	(Won)	1,549
2008		1,085
2009		605
2010		345
Thereafter		86

Total minimum future rentals	(Won)	3,670

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

8. Intangible Assets

Intangible assets comprised the following at December 31:

	2005
(in millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	38,234	(Won)	20,974	(Won)	12,299	(Won)	1,342	(Won)	72,849
Accumulated amortization		(13,153)		(11,561)		(3,646)		(1,115)		(29,475)

Intangible assets, net	(Won)	25,081	(Won)	9,413	(Won)	8,653	(Won)	227	(Won)	43,374

	2006
(in millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	46,486	(Won)	22,652	(Won)	12,299	(Won)	16,715	(Won)	98,152
Accumulated amortization		(17,450)		(12,740)		(4,878)		(1,173)		(36,241)

Intangible assets, net	(Won)	29,036	(Won)	9,912	(Won)	7,421	(Won)	15,542	(Won)	61,911

Amortization expense for the years ended December 31, 2004, 2005 and 2006 amounted to (Won)6,405 million, (Won)6,778 million and (Won)6,766 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean won)
For the years ended December 31,
2007	(Won)	5,975
2008		5,974
2009		5,261
2010		5,098
2011		4,199

9. Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean won)	2005		2006
Loans, principally from banks:
with weighted-average interest rate of 5.2%	(Won)	308,969	(Won)	—
with weighted-average interest rate of 5.5%		—		250,105

	(Won)	308,969	(Won)	250,105

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

10. Long-Term Debt

Long-term debts comprise the following at December 31:

(in millions of Korean won)	2005		2006
Won denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rate of 5.9% per annum	(Won)	58,700	(Won)	39,133
Unsecured loans, representing obligation principally to banks: Due 2006 to 2009 with interest rate of 6.1% per annum		59,100		49,250
Unsecured loans, representing obligation principally to banks: Due 2009 to 2015 with interest rate of 3year Korean Treasury Bond—1.25% per annum		8,620		14,634
Unsecured loans, representing obligation principally to banks: Due 2008 to 2013 with KDB Reference interest rate + 0.77 % per annum		—		150,000
Unsecured bond with interest rate ranging from 3.5 % to 6.0%, due 2006 to 2011, net of unamortized discount		1,924,512		2,133,890

		2,050,932		2,386,907

U.S. Dollar denominated Loans:
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2010 with interest ranging from 6M Libor + 0.5% to 6M Libor +0.6% per annum		111,761		136,646
Unsecured loans, representing obligations principally to banks:
Due 2006 with interest rate of 3M Libor+1.1% per annum		17,728		—
Unsecured loans, representing obligations principally to banks: Due 2007 to 2010 with interest rate of 6M Libor+1.2% per annum		48,624		44,621
Unsecured loans, representing obligations principally to banks: Due 2007 to 2012 with interest rate of 3M Libor+ ranging from 0.99% to 1.35% per annum		151,950		139,440
Unsecured bond with interest rate of 3M Libor+1.1%, due 2006		102,313		—
Unsecured Term Notes with interest rate of 3M Libor+1.1%, due 2006		82,560		—
Unsecured loans, representing obligations principally to banks: Due 2011 with interest rate of 3M Libor+0.47% per annum		—		185,920
Unsecured loans, representing obligations principally to banks: Due 2011 with interest rate of 6M Libor+0.41% per annum		—		185,920
Unsecured loans, representing obligations principally to banks: Due 2011 with interest rate of 3M Libor+0.35% per annum		—		92,960
Unsecured bond with interest rate of 3M Libor+0.6%, due 2007		202,600		185,920
Zero Coupon Convertible Bonds due 2010[1]		492,179		466,450

		1,209,715		1,437,877

Chinese Renminbi denominated Loans:
Unsecured loans, representing obligations principally to banks:
Due 2008 to 2010 with interest rate ranging from 5.3% to 6.2% per annum		32,846		30,953

Less : Current portion		(442,140)		(564,672)

	(Won)	2,851,353	(Won)	3,291,065

[1]

The bonds are convertible at (Won)58,251 for one common share from July 27, 2005 to April 4, 2010, redeemable at the option of issuer on or at any time after April 19, 2008. The Company may, having given

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

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

The aggregate annual maturities of long-term debt outstanding as of December 31, 2006 were as follows:

(in millions of Korean won)	Won denominated Loans		US Dollar denominated Loans		Chinese Renminbi denominated Loans		Zero Coupon Convertible Bonds		Total
For the years ending December 31,
2008	(Won)	311,766	(Won)	84,576	(Won)	18,254	(Won)	—	(Won)	414,596
2009		640,451		79,324		6,349		—		726,124
2010		632,065		79,333		6,350		466,450		1,184,198
2011		432,927		492,688		—		—		925,615
2012		32,927		6,973		—		—		39,900
Thereafter		13,614		—		—		—		13,614

	(Won)	2,063,750	(Won)	742,894	(Won)	30,953	(Won)	466,450	(Won)	3,304,047

11. Accrued Severance Benefits

Accrued severance benefits were as follows as of December 31:

(in millions of Korean won)	2005		2006
Balance at beginning of year	(Won)	81,981	(Won)	112,011
Provisions for severance benefits		43,851		55,183
Transferred from affiliated companies		2,484		3,530
Actual severance payments		(16,305)		(33,932)

Balance at end of year		112,011		136,792

Cumulative Deposits to National Pension Fund		(708)		(640)
Balance of the severance insurance deposits		(68,096)		(54,267)

Net balance	(Won)	43,207	(Won)	81,885

The severance benefits are funded approximately 61% and 40% as of December 31, 2005 and 2006, respectively, through severance insurance deposits for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., LIG Insurance Co., Ltd. and Korea Life Insurance Co., Ltd. for the years ended December 31, 2005 and 2006 and these deposits accumulated interest at an average rate of 3.6% and 4.1%, for Kyobo Life Insurance Co., Ltd., 3.6% and 4.2%, for LIG Insurance Co., Ltd. and 3.6% and 4.1%, for Korea Life Insurance Co., Ltd. for the years ended December 31, 2005 and 2006, respectively.

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean won)
For the years ended December 31,
2007	(Won)	1,344
2008		154
2009		1,167
2010		1,300
2011		2,972
2012		2,308
2013		3,356
2014		3,528
2015		5,615
2016		3,956

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

12. Income Taxes

Income before income taxes and tax provision comprises the following :

(in millions of Korean won)	2004		2005		2006
Income before income taxes:
Domestic	(Won)	1,693,182	(Won)	361,806	(Won)	(950,798)
Foreign subsidiaries		48,636		43,124		15,916

	(Won)	1,741,818	(Won)	404,930	(Won)	(934,882)

Income taxes-Current:
Domestic	(Won)	85,838	(Won)	25,989	(Won)	—
Foreign subsidiaries		3,997		5,956		6,482

		89,835		31,945		6,482

Income taxes-Deferred:
Domestic	(Won)	(52,583)	(Won)	(167,749)	(Won)	(243,890)
Foreign subsidiaries		879		(915)		(4,695)

		(51,704)		(168,664)		(248,585)

Total income taxes	(Won)	38,131	(Won)	(136,719)	(Won)	(242,103)

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2006 are as follows:

(in millions of Korean won)	2005		2006
Current deferred tax asset (liability)
Inventories	(Won)	8,288	(Won)	—
Accounts receivable		(423)		—
Others		(2,034)		—

Net deferred tax assets, including other comprehensive income related deferred tax asset		5,831		—
Less: Other comprehensive income related deferred tax assets		(417)		—

Current deferred tax asset	(Won)	5,414	(Won)	—

Non-Current deferred tax asset (liability)
Intangible asset	(Won)	26,194	(Won)	10,681
Tax credit carry-forward		292,976		436,486
Property, plant and equipment		24,618		59,254
Long-term debts		(3,269)		(9,483)
Net operating loss carryforwards		—		248,493
Others		16,934		24,199
Less: Valuation allowance		—		(159,527)

Non-Current deferred tax asset	(Won)	357,453	(Won)	610,103

The valuation allowance mainly relates to deferred tax assets of the Company with tax credit carryforwards for tax purposes that are not expected to be realized.

As of December 31, 2006, the Company has available unused tax credits of (Won)481,414 million expire at various dates primarily up to 5 years.

As of December 31, 2006, the Company has operating loss carryforwards of (Won)903,610 million expire at 2011.

Realization of deferred tax assets related to tax credit carryforwards and loss carryforwards is dependent on whether sufficient taxable income will be generated prior to expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008. Due to losses incurred in 2006, the Company did not claim foreign investment exemption in 2006.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2004, 2005 and 2006 are as follows:

(in millions of Korean Won, except for per share amount)	2004		2005		2006
Benefit from tax exemption	(Won)	239,605	(Won)	46,026	(Won)	—
Weighted-average number of common shares Outstanding		305		358		358

Effect per share (Korean Won)	(Won)	785	(Won)	128	(Won)	—

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2004. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003. Accordingly, deferred income taxes as of December 31, 2005 and 2006 were calculated based on the enacted rate of 27.5%.

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent for the years ended December 31, 2004, 2005 and 2006 as follows:

(in millions of Korean won)	2004		2005		2006
Taxes at Korean statutory tax rate	(Won)	517,320	(Won)	111,356	(Won)	(257,093)
Income tax exemption		(239,605)		(39,110)		—
Income tax credits		(224,687)		(200,470)		(143,511)
Change in valuation allowance		—		—		159,527
Change in foreigner’s equity interest		(17,957)		(4,084)		—
Foreign tax differential		1,815		6,301		3,213
Nondeductible items		523		(6,738)		(1,388)
Others		722		(3,974)		(2,851)

Total income tax provision	(Won)	38,131	(Won)	(136,719)	(Won)	(242,103)

At December 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future was 25,102 million won. The unrecognized deferred tax liabilities as of December 31, 2006 for such temporary differences amounted to 6,903 million won.

13. Stockholders’ Equity

Common Stock

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004. The number of issued common shares as of December 31, 2005 and 2006 are 357,815,700. These financial statements retroactively reflect the impact of the stock split.

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

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

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

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the twelve month period ended December 31, 2006, the Company recorded compensation expense of (Won)3,147 million.

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean won)	2005		2006
Appropriated retained earnings:
Legal reserve	(Won)	60,086	(Won)	60,086
Unappropriated retained earnings		3,482,605		2,789,826

	(Won)	3,542,691	(Won)	2,849,912

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

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 08, 2008 through April 07, 2012.

The following table shows total share-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)	2005		2006
Cost of goods sold	(Won)	1,196	(Won)	(158)
Selling general and administrative		1,637		(435)
Income tax expense		(642)		26

Total share-based compensation expense (benefit)	(Won)	2,191	(Won)	(567)

There were no capitalized share-based compensation costs at December 31, 2006.

The following tables summarize option activity under the SARs for the year ended December 31, 2005 and 2006:

(in Korean won)	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
Balance at December 31, 2004	(Won)	—	—	—
Options granted		44,260	450,000
Options exercised		—	—
Options canceled/expired		—	40,000

Balance at December 31, 2005	(Won)	44,050	410,000	6

Options granted		—
Options exercised		—
Options canceled/expired		—	150,000

Balance at December 31, 2006	(Won)	44,050	260,000	5

Exercisable at December 31, 2006	(Won)	—	—	—

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

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

	2005		2006
Option term (years) [1]		5		5
Volatility [2]		41.04%		48.67%
Risk-free interest rate (Korean government bond)		5.08%		5.00%
Dividend yield		0%		0%
Weighted average fair value per option granted	(Won)	18,428	(Won)	9,849

[1]	The option term is the number of years that the Company estimates that options will be outstanding prior to settlement.
[2]	Measured using historical weekly price changes of the Company’s stock over the respective term of the option.

15. Earnings (Loss) Per Share

An earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.

Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings (loss) per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Earnings (Loss) per share for the years ended December 31, 2004, 2005 and 2006 is calculated as follows:

(In millions, except for per share amount)	2004		2005		2006
Net income (loss) as reported on the income statements	(Won)	1,703,687	(Won)	541,649	(Won)	(692,779)
Weighted-average number of common shares outstanding[1]		305		339		358

Earnings (Loss) per share	(Won)	5,586	(Won)	1,596	(Won)	(1,936)

[1]

For the year ended December 31, 2005, issuance of 32,500 thousand shares of common stock (American Depositary Shares) in July 2005, were included in the computation of weighted-average number of common shares outstanding.

Convertible bonds, which have a potentially dilutive effect by decreasing net income (loss) allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

16. Commitments and Contingencies

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court under the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. In November 2006, the Jury in California issued a

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 20, 2006, the American Arbitration Association decided in favor of the Company.

In May 27, 2004, the Company filed a complaint in the United States District of Delaware and the Patent County Court in the United Kingdom against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. in the Patent County Court in United Kingdom. The Company appealed this judgment. On December 20, 2006, the Court of Appeals dismissed the appeal.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc.(“LGE”) and the Company in the United States District Court for the Central District of California. However, Chungwha Picture Tubes and the Company have proposed to stay the case until June 2007. Chungwha Picture Tubes later withdrew the case against LGE.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and ViewSonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company $52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois.

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of December 31, 2006, the Company, along with a number of other companies in the LCD industry, have been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms and had expired in 2004. The Company has reentered into a formal master agreement with both LGE and Philips in 2006.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

The Company has entered into bank overdraft agreements with various banks amounting to (Won)59,000 million and has entered into a Revolving Credit Facility Agreements with Shinhan Bank and others amounting to (Won)200,000 million and $100 million, at December 31, 2006. The Company has a zero balance with respect to these facilities at December 31, 2006.

LG. Philips LCD America Co., Ltd. has entered into a line of credit agreement, up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and NTD 68 million, respectively, relating to their local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has patent license agreements with Hitachi and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)43,726 million, (Won)47,108 million and (Won)30,054 million in the year ended December 31, 2004, 2005 and 2006, respectively.

17. Fair Value of Financial Instruments

The estimated fair values of the Company’s other financial instruments are as follows:

(in millions of Korean Won)	2005
	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	3,293,493	(Won)	3,311,112
Derivative instruments		32,964		30,160		30,160

(in millions of Korean Won)	2006
	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	3,855,737	(Won)	3,892,809
Derivative instruments		31,758		27,864		27,864

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

18. Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group and Philips Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of December 31, 2004, 2005 and 2006 are summarized as follows:

	2004
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,607,066	(Won)	149,466	(Won)	225,342	(Won)	29,799
Philips affiliates		1,210,946		52,265		163,762		4,744
LG Engineering & Construction Corp.		—		828,844		—		351,093
LG Chem Ltd.		—		398,433		—		33,393
LG International Japan Ltd.		128,718		1,431,260		10,734		144,030
LG International HK Ltd.		281,242		11		7,196		—
LG International America, Inc.		—		168,565		—		12,328
LG International Singapore Ltd.		51,174		1		—		—
LG International Deutschland GmbH		—		52,569		—		5,337
Serveone Co., Ltd.		—		67,977		—		13,484
LG Micron Ltd.		—		89,675		—		36,702
LG CNS Co., Ltd.		—		64,013		—		3,985
Others		63,456		148,810		20,880		34,406

2004 Total	(Won)	3,342,602	(Won)	3,451,889	(Won)	427,914	(Won)	669,301

	2005
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,821,507	(Won)	179,577	(Won)	219,327	(Won)	66,751
Philips affiliates		1,323,637		52,229		176,599		4,548
LG Chem Ltd.		—		620,930		—		72,319
LG International Japan Ltd.		350,127		1,074,178		44,372		162,133
LG International HK Ltd.		317,795		—		2,336		4,360
LG International America, Inc.		—		115,697		—		12,202
LG International Singapore Ltd.		66,013		—		796		262
LG International Deutschland GmbH		—		81,859		—		16,917
LG International Corp. (Korea)		9,832		66,323		11		2,548
Serveone Co., Ltd.		—		146,109		—		36,792
LG Micron Ltd.		—		125,224		—		55,234
LG CNS Co., Ltd.		—		113,615		—		32,370
Others		75,142		73,177		33,290		11,482

2005 Total	(Won)	3,964,053	(Won)	2,648,918	(Won)	476,731	(Won)	477,918

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

	2006
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,729,344	(Won)	134,236	(Won)	138,959	(Won)	13,574
Philips affiliates		1,331,407		74,550		112,569		5,863
LG Chem Ltd.		—		708,770		—		180,425
LG International Japan Ltd.		504,756		732,670		45,930		96,001
LG International HK Ltd.		346,496		—		4,670		238
LG International America, Inc.		—		95,533		—		3,504
LG International Singapore Ltd.		100,236		—		—		—
LG International Deutschland GmbH		8,399		33,067		—		10,081
LG International Corp. (Korea)		539		144,808		8,084		13,129
Serveone Co., Ltd.		299		175,665		2,373		47,169
LG Micron Ltd.		237		113,268		—		50,568
LG CNS Co., Ltd.		5		103,056		—		8,528
Others		39,768		316,063		14,768		50,054

2006 Total	(Won)	4,061,486	(Won)	2,631,686	(Won)	327,353	(Won)	479,134

[1]	Includes purchases of property, plant and equipment.
[2]	Includes advances received.

19. Segment Information

The Company operates in one business segment, the manufacture and sale of TFT-LCDs.

The following is a summary of operations by country based on the location of the customer as of and for the years ended December 31, 2004, 2005 and 2006. Property, plant and equipment is based on the location of the equipment.

By Geography

(in millions of Korean won)	2004		2005		2006
Revenue from external customers:
Republic of Korea	(Won)	890,194	(Won)	990,900	(Won)	805,164
Asia		5,672,782		6,688,993		6,534,476
America		752,971		1,062,374		1,033,726
Europe		1,008,645		1,329,989		1,753,717
Others		202		3,324		497,117

Total	(Won)	8,324,794	(Won)	10,075,580	(Won)	10,624,200

Property, Plant, and Equipment:
Republic of Korea	(Won)	6,402,446	(Won)	9,017,587	(Won)	8,898,774
Asia		160,761		216,157		363,106
Europe		171		298		219,205
Others		599		62		4,063

Total	(Won)	6,563,977	(Won)	9,234,104	(Won)	9,485,148

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

During the years ended December 31, 2004, 2005 and 2006, the Company’s revenue from its three largest customers accounted for 42.9%, 40.1% and 42.0% of total revenue respectively. Sales to A Company constituted 12.5%, 9.8% and 15.9% of total revenue, for the years ended December 31, 2004, 2005 and 2006, respectively. Sales to B Company constituted 16.8%, 14.5% and 13.8% of total revenue, for the years ended December 31, 2004, 2005 and 2006, respectively. The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

The following is a summary of revenue by product for the years ended December 31, 2004, 2005 and 2006.

By Product

(in millions of Korean won)	2004		2005		2006
Panels for:
Notebook computers	(Won)	2,119,116	(Won)	2,113,452	(Won)	2,166,932
Desktop monitors		4,662,079		4,740,440		2,906,940
TFT-LCD televisions		1,162,762		2,805,013		4,938,896
Others		380,837		416,675		611,432

Total	(Won)	8,324,794	(Won)	10,075,580	(Won)	10,624,200

20. Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2004, 2005 and 2006 is as follows:

(in millions of Korean won)	2004		2005		2006
Cash paid during the year for:
Interest	(Won)	93,621	(Won)	151,646	(Won)	203,782
Income taxes		41,406		99,400		22,473
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment		822,288		1,077,932		854,019

21. Subsequent Events

On January 16, 2007, the Board of Directors appointed Mr. Young Soo Kwon to replace Mr. Bon Joon Koo as the Joint Representative Director of the Company. This appointment has been ratified by the shareholders during the 22nd Shareholders’ Meeting held on February 28, 2007.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2005 and 2006

In February 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipments manufactured by Nikon Corporation.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted our motion to intervene in the patent infringement case brought by Positive Technologies, Inc.

On March 8, 2007, AU Optronics Corp., filed counter-claim against the Company in the United States District Court for the Western District of Wisconsin to defend the claim which the Company brought against AU Optronics Corp. in Delaware Court in December 1, 2006.

On March 20, 2007, Chunghwa Picture Tubes and the Company stipulated to the dismissal of Chunghwa Picture Tubes’ infringement claim filed on January 10, 2005, as well as the dismissal of all pending claims and counter claims against each other without prejudice. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

LG. Philips LCD Co., Ltd.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

VALUATION AND QUALIFYING ACCOUNTS

(in millions of Korean Won)	Balance at beginning of period		Charged to bad debt expenses		Write-offs charged to allowance		Balance at end of period
Year ended December 31, 2004:
Allowance for doubtful accounts	(Won)	12,032	(Won)	(8,614)	(Won)	( —)	(Won)	3,418

Year ended December 31, 2005:
Allowance for doubtful accounts	(Won)	3,418	(Won)	1,071	(Won)	(149)	(Won)	4,340

Year ended December 31, 2006:
Allowance for doubtful accounts	(Won)	4,340	(Won)	(346)	(Won)	(363)	(Won)	3,631

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2004:
Reserve for warranty liabilities	(Won)	19,780	(Won)	13,909	(Won)	(14,472)	(Won)	19,217

Year ended December 31, 2005:
Reserve for warranty liabilities	(Won)	19,217	(Won)	28,909	(Won)	(23,179)	(Won)	24,947

Year ended December 31, 2006:
Reserve for warranty liabilities	(Won)	24,947	(Won)	46,013	(Won)	(39,699)	(Won)	31,261

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2006:
Allowance for deferred tax assets	(Won)	—	(Won)	159,527	(Won)	—	(Won)	159,527

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG.PHILIPS LCD CO., LTD. (Registrant)

/S/ YOUNG SOO KWON (Signature) Young Soo Kwon Joint Representative Director/ President and Chief Executive Officer Name/Title

/S/ RON H. WIRAHADIRAKSA (Signature) Ron H. Wirahadiraksa Joint Representative Director/ President and Chief Financial Officer Name/Title

Date: April 11, 2007