Form 20-F
period 2007-12-31
LG Display Co., Ltd.
filed 2008-04-16
CIK 1290109

As filed with the Securities and Exchange Commission on April 16, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number 1-32238

LG Display Co., Ltd.

(Exact name of Registrant as specified in its charter)

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu

Seoul, Republic of Korea 150-721

(Address of principal executive offices)

Kanghee Kim

West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu

Seoul, Republic of Korea 150-721

Telephone No.: +82-2-3777-1665

Facsimile No.: +82-2-3777-0797

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

Large accelerated filer  ☒                                                   Accelerated filer  ☐                                                                   Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

                U.S. GAAP  ☒                                                                         IFRS  ☐                                                                                      Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(i)

(ii)

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “we,” “us,” “our” and “LG Display” refer to LG Display Co., Ltd. and, unless otherwise indicated or required by context, our consolidated subsidiaries.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

All references to “Korean Won,” “Won” or “(Won)” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “HK$” are to the currency of the Hong Kong Special Administrative Region of the People’s Republic of China, all references to “Euro” or “€” are to the currency of the European Union and all references to “PLN” are to the currency of the Republic of Poland. Unless otherwise indicated, all references to our common stock have been adjusted to give effect to the 2-for-1 stock split which became effective on May 25, 2004. As a result of the stock split, the par value of our common stock decreased from (Won)10,000 per share to (Won)5,000 per share.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2007, which was (Won)935.8 = US$1.00.

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

The selected consolidated financial and operating data set forth below have been presented on a historical cost basis for all periods presented. The balance sheet data as of December 31, 2006 and 2007 and the statement of income data for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements and related notes included in this annual report. These audited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated income statement data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007(10)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Sales	(Won)	6,098	(Won)	8,325	(Won)	10,076	(Won)	10,624	(Won)	14,352	US$	15,337
Cost of sales		4,741		6,246		9,070		10,910		12,072		12,901
Gross profit (loss)		1,357		2,079		1,006		(286)		2,280		2,436
Selling, general and administrative expenses		235		319		528		596		802		856
Operating income (loss)		1,122		1,760		478		(882)		1,478		1,580
Other income (expense)		(61)		(18)		(73)		(53)		75		80
Income (loss) before income taxes		1,061		1,742		405		(935)		1,553		1,660
Provision (benefit) for income taxes		54		38		(137)		(242)		209		223
Net income (loss)		1,007		1,704		542		(693)		1,344		1,437
Net income (loss) per share(1)		3,471		5,586		1,596		(1,936)		3,755		4.01
Diluted net income (loss) per share		3,471		5,586		1,596		(1,936)		3,708		3.96
Dividends declared per share(2)		—		—		—		—		750		0.80
Number of shares as adjusted to reflect changes in capital (in millions)		290		325		358		358		358		358

Consolidated balance sheet data

	As of December 31,
	2003		2004		2005		2006		2007		2007(10)
	(in billions of Won)										(in millions of US$)
Accounts receivable, net	(Won)	1,160	(Won)	954	(Won)	1,333	(Won)	971	(Won)	2,437	US$	2,604
Inventories		336		804		690		1,052		824		880
Total current assets:		2,146		3,399		3,847		3,154		5,754		6,149
Property, plant and equipment, net		3,974		6,564		9,234		9,485		7,592		8,112

Total assets	(Won)	6,343	(Won)	10,262	(Won)	13,617	(Won)	13,496	(Won)	13,845	US$	14,795

Short-term borrowings		159		483		309		250		5		5
Trade accounts and notes payable		404		583		694		949		995		1,063
Other accounts payable(3)		1,023		1,016		1,475		1,249		615		657
Long-term debt, including current portion		1,785		2,206		3,293		3,856		3,453		3,690
Long-term obligation under capital lease, including current portion		—		—		—		—		—		—

Total liabilities	(Won)	3,592	(Won)	4,599	(Won)	6,043	(Won)	6,622	(Won)	5,596	US$	5,980

Capital stock	(Won)	1,450	(Won)	1,627	(Won)	1,789	(Won)	1,789	(Won)	1,789	US$	1,912

Total stockholders’ equity	(Won)	2,751	(Won)	5,663	(Won)	7,574	(Won)	6,874	(Won)	8,249	US$	8,815

Other Financial Data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007(10)
	(in billions of Won, except for percentages)										(in millions of US$, except for percentages)
Gross margin(4)		22.3%		25.0%		10.0%		(2.7)%		15.9%		15.9%
Operating margin(5)		18.4%		21.1%		4.7%		(8.3)%		10.3%		10.3%
Net margin(6)		16.5%		20.5%		5.4%		(6.5)%		9.4%		9.4%
EBITDA(7)	(Won)	2,106	(Won)	3,014	(Won)	2,223	(Won)	1,814	(Won)	4,500	US$	4,809
Capital expenditures		1,438		3,886		4,166		3,076		1,577		1,686
Depreciation and amortization(8)		966		1,235		1,761		2,609		2,798		2,990
Net cash provided by operating activities(9)		1,672		2,743		2,109		1,866		3,309		3,536
Net cash used in investing activities		(1,453)		(3,893)		(4,198)		(3,067)		(2,382)		(2,545)
Net cash provided by (used in) financing activities		215		2,009		2,308		577		(682)		(729)

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004.

(2)	Dividends declared per share are calculated by dividing total dividends by the number of shares outstanding at the end of the relevant fiscal year, as adjusted to give effect to a 2-for-1 stock split of our common stock on May 25, 2004.

(3)	Other accounts payable primarily consist of accounts payable relating to the purchase of non-current assets.

(4)	Gross margin represents gross profit (loss) divided by sales.

(5)	Operating margin represents operating income (loss) divided by sales.

(6)	Net margin represents net income (loss) divided by sales.

(7)	EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income (loss) to EBITDA is as follows:

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007(10)
	(in billions of Won)										(in millions of US$)
Net income (loss)	(Won)	1,007	(Won)	1,704	(Won)	542	(Won)	(693)	(Won)	1,344	US$	1,437
Interest expense		84		58		108		169		207		221
Interest income		(6)		(20)		(51)		(29)		(58)		(62)
Provision (benefit) for income taxes		55		38		(137)		(242)		209		223
Depreciation of property, plant and equipment		957		1,224		1,748		2,597		2,781		2,972
Amortization of intangible assets		5		6		7		7		16		17
Amortization of debt issuance cost		4		4		6		5		1		1

EBITDA	(Won)	2,106	(Won)	3,014	(Won)	2,223	(Won)	1,814	(Won)	4,500	US$	4,809

(8)	Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets and amortization of debt issuance cost.

(9)	Effect of exchange rate change on cash and cash equivalents has been excluded from net cash provided by operating activities.

(10)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,
	2005	2006	2007(1)
	(in thousands)
Operating Data:
Number of panels sold by product category:
Televisions	6,168	12,649	18,616
Notebook computers	13,933	21,089	32,106
Desktop monitors	23,787	20,125	27,827
Other applications(2)	54,933	69,723	130,241

Total	98,821	123,586	208,790

	Year Ended December 31,
	2005		2006		2007		2007(4)
	(in billions of Won)						(in millions of US$)
Revenue by category:
Televisions	(Won)	2,805	(Won)	4,939	(Won)	6,841	US$	7,310
Notebook computers		2,114		2,167		3,085		3,297
Desktop monitors		4,740		2,907		3,709		3,963
Other applications(2) (3)		417		611		717		767

Total	(Won)	10,076	(Won)	10,624	(Won)	14,352	US$	15,337

(1)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.

(2)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automobile navigation systems, portable DVD players, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.

(3)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which were minimal for the year ended December 31, 2005 and the year ended December 31, 2007, respectively, but amounted to (Won)171.1 billion, or 1.6% of total revenue, for the year ended December 31, 2006.

(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2007, which was (Won)935.8 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 15, 2008, the noon buying rate was (Won)991.3 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2003	(Won)	1,192.0	(Won)	1,183.0	(Won)	1,262.0	(Won)	1,146.0
2004		1,035.1		1,139.3		1,195.1		1,035.1
2005		1,010.0		1,023.7		1,059.8		997.0
2006		930.0		950.1		1,002.9		913.7
2007		935.8		928.0		950.2		903.2
October		903.2		914.9		919.3		903.2
November		920.9		918.1		932.8		905.2
December		935.8		931.1		935.8		918.9
2008 (through April 15)		991.3		966.5		1,009.2		935.2
January		943.4		942.1		953.2		935.2
February		942.8		943.9		948.2		937.2
March		988.6		981.7		1,009.2		947.1
April (through April 15)		991.3		977.5		991.3		973.5

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

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

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Infovision, BOE-Hydis, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Innolux, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the near future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

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

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. For example, the overall average selling price of our display panels (including small panel applications) per panel, which is derived by dividing total sales revenues by total number of panels sold, decreased by 15.7% from (Won)101,958 per panel in 2005 to (Won)85,966 in 2006 and further decreased by 20.0% to (Won)68,739 in 2007. The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 25.8% from US$2,097 per square meter of net display area in 2005 to US$1,555 in 2006 and further decreased by 14.9% to US$1,323 in 2007.

Our gross margins have also fluctuated from period to period, from 10.0% in 2005 to (2.7)% in 2006 to 15.9% in 2007. Principal factors affecting our gross margins include declines in the average selling prices of our display panels, as well as our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp-up of new fabrication facilities, and any large increases in capacity that this may create could further drive down the average selling prices of our panels, which would affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products, consumer electronics products and our other application products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

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

We plan to continue to expand our operations to meet the growing demand for new applications in consumer electronics and other markets. Because these products, such as televisions and mobile phones, are expected to be marketed to a diverse group of end users with different specifications, functions and prices, we have developed different sales and marketing strategies to promote our panels for these products. We cannot provide assurance that our expansion strategy for these panels will be successful.

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

We sell our products to a select group of key customers, including our two major shareholders, who may no longer rely on us as a strategic supplier of TFT-LCD products, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including our two major shareholders, together accounted for 73.0% of our sales in 2005, 71.3% in 2006 and 73.7% in 2007. Our top three end-brand customers together accounted for 40.1% of our sales in 2005, 42.0% in 2006 and 41.8% in 2007. In 2007, two end-brand customers, LG Electronics (excluding its purchases made as a system integrator) and Philips Electronics, each contributed to 10% or more of our sales.

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

We cannot provide assurance that these customers, including our two major shareholders, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

Any material deterioration in the financial condition of our key end-brand customers, their system integrators or our affiliated trading company will have an adverse effect on our results of operations.

Our top ten end-brand customers accounted for 73.0% of our sales in 2005, 71.3% in 2006 and 73.7% in 2007, on an aggregate basis. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice their designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. and its subsidiaries. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and other application products with display devices. In particular, a substantial percentage of our sales is increasingly derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 27.8%, 46.5% and 47.7% of our total sales revenues in 2005, 2006 and 2007, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 47.0%, 27.4% and 25.8% of our total sales revenues in 2005, 2006 and 2007, respectively, and those who use our panels in their notebook computers, which accounted for 21.0%, 20.4% and 21.5% of our total sales revenues in 2005, 2006 and 2007, respectively. We will continue to be dependent on the growth in the television industry as well as the personal computer industry for a substantial portion of our sales, and any downturn in the television and personal computer industry would result in reduced demand for our products, reduced revenues, lower average selling prices and/or reduced margins.

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

New display technologies being developed by other panel makers, such as organic light emitting diode, or OLED, and flexible display, which are technologies that we are also developing, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as mobile phones, electronic paper and wall displays. In addition, alternative display technologies, such as plasma display panel, or PDP, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as in televisions, which generally command higher prices due to their larger panel sizes. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant expenditures for the expansion of existing production lines, construction of new facilities and strategic investments, such as the development of our Paju Display Cluster.

In Paju, we built our seventh fabrication facility, or P7, in 2005 and commenced mass production at P7 in January 2006. P7 reached an initial design capacity of 90,000 input sheets of glass substrate per month in April 2007 and an expanded average capacity of 136,000 input sheets of glass substrate per month during the fourth quarter of 2007. The total cost of the construction and build-out of P7 was approximately (Won)5.0 trillion. Our total capital expenditure for 2007 on a delivery basis, or capital expenditures accounted for at the time of delivery of property, plant and equipment, was approximately (Won)1.0 trillion (US$1.1 billion), of which approximately (Won)0.2 trillion was attributable to capital expenditure for P7. In addition, we built a new module production plant in Wroclaw, Poland, which commenced mass production in March 2007 and reached an initial production capacity of 3 million modules per year in July 2007. In December 2007, we also commenced mass production at a new module production plant in Guangzhou, China, our second such module production site in China. We are currently constructing our eighth fabrication facility, or P8, in our Paju Display Cluster. We expect our capital expenditures for construction of P8 on a delivery basis to be approximately (Won)2.0 trillion in 2008. Such amount is subject to periodic assessment, and we cannot provide any assurance that such amount may not change materially after assessment.

We estimate our total capital expenditures on a delivery basis to be approximately (Won)3.0 trillion and our cash outflows for capital expenditures to be approximately (Won)2.5 trillion in 2008. We estimate our capital expenditure for research on, and development of production lines for, OLED, on a delivery basis to be approximately (Won)11.1 billion in 2008. These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities or to continue construction of P8. Our ability to obtain additional financing will depend upon several factors outside of our control, including general economic, financial, competitive, regulatory and other considerations.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we expanded our capacity by commencing mass production at our third fabrication facility, P3, in July 2000, our fourth fabrication facility, P4, in March 2002, our fifth fabrication facility, P5, in May 2003, our sixth fabrication facility, P6, in August 2004 and at our seventh fabrication facility, P7, in January 2006. We also commenced production at our new module assembly facility in Nanjing, China, in May 2003, at our new module production plant in Wroclaw, Poland, in March 2007 and at our new module production plant in Guangzhou, China, in December 2007. In addition, we are currently constructing our eighth fabrication facility, or P8, in our Paju Display Cluster. See “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants, including P8, as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in next generation fabrication facilities or in the manufacturing capacity of existing facilities would impair our ability to effectively compete within the TFT-LCD industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

Under Korean law, the construction of factories exceeding a certain size is prohibited in designated areas around Seoul, such as Paju. Prior to October 10, 2007, we were able to construct the facilities in our Paju complex pursuant to an exemption available to companies whose “foreign equity interest” equals or exceeds 30%. Foreign equity interest includes any equity invested by a foreigner pursuant to the Foreign Investment Promotion Act, and Philips Electronics’ equity interest in us, before it began reducing its equity ownership interest in us on October 10, 2007, qualified for this purpose. On October 10, 2007, Philips Electronics sold 46.4 million shares of our common stock to financial institutions and reduced its ownership interest in us from 32.9% as of December 31, 2006 to 19.9% as of December 31, 2007. On March 12, 2008, Philips Electronics sold 24.0 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%. Following such reduction in Philips Electronics’ equity interest in us, it is no longer possible to determine whether the aggregate equity interest held by Philips Electronics or other qualifying foreign investors equals or exceeds 30%. Our current permit to construct the facilities at our Paju complex extends to the land on which we are currently constructing P8 and further allows us to make certain additional expansions. However, although the risk of such happening is remote, under Korean law, the City of Paju may review our permit and prohibit us from constructing additional facilities, including P8, at our Paju complex upon confirmation that the aggregate equity held by qualifying foreign investors has fallen below 30%. Moreover, unless the relevant requirements for the exemption are relaxed, we are no longer able to rely on this exemption with regard to any future production lines not covered by our current permit.

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

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our component and raw material costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components of TFT-LCD products, such as backlight units, glass substrates, driver integrated circuits and polarizers, from two or more suppliers for each key component. We may experience shortages in the supply of these and other components or raw materials as a result of, among other things, anticipated capacity expansion in the TFT-LCD industry. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies, or if there were significant increases in the costs of raw materials or components that we could not pass on to our customers.

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

In December 2006, we received notice that we were under investigation by the Korean Fair Trade Commission, the Japanese Fair Trade Commission, the Antitrust Division of the U.S. Department of Justice, the European Commission and regulatory bodies of other competitive markets with respect to possible anti-competitive activities in the TFT-LCD industry. We are cooperating fully with the investigations, which are ongoing.

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

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants include, but are not limited to, maintenance of credit ratings and debt-to-equity ratios. The documentation for such debt also contains negative pledges as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

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

Our sales of display panels are denominated mainly in U.S. dollars and Euros, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won, U.S. dollars, Japanese Yen and Euros. In 2007, 92.9% of our sales were denominated in U.S. dollars and 5.5% in Euros. During the same period, 61.1% of our purchases of raw materials were denominated in U.S. dollars and 36.1% in Japanese Yen. In addition, 52.6%, 13.7%, 11.5% and 11.1% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2007, were denominated in Korean Won, U.S. dollars, Japanese Yen and Euros, respectively.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, affect our gross profits and pre-tax income. In general, an appreciation in the Korean Won against the U.S. dollar has a net negative impact on such results, although it causes a foreign currency translation gain on our foreign currency debt and currency forward contracts. In recent years, the value of the Korean Won has generally appreciated against the value of the U.S. dollar, although the Korean Won has depreciated sharply against the U.S. dollar in recent months. See “Item 3.A. Selected Financial Data–Exchange Rates.” Further appreciation of the Korean Won may materially and adversely affect the results of our operations because, among other things, it reduces the Korean Won value of our export sales or causes our export products to be less competitive by raising our prices in U.S. dollar terms.

Although the impact of exchange rate fluctuations has in the past been partially mitigated by the natural offset of our foreign currency receivables with our payables, our foreign-currency debt and our use of foreign exchange forward contracts, under our current operating and capital structure, an appreciation of the Korean Won on balance generally has a negative impact on our results of operations and we cannot provide assurance that such offsets and hedges will reduce the overall impact of any exchange rate fluctuations in the future.

We will lose a portion of the income tax exemption currently available to us under the foreign direct investment laws of Korea if Philips Electronics reduces its ownership in us.

Philips Electronics’ investment in us upon the formation of the joint venture was characterized as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Accordingly, we are entitled to an exemption from income taxes on income generated from our TFT-LCD business pursuant to the Special Tax Treatment Control Law of Korea in an amount proportional to the percentage of foreign direct equity investment in us for the first seven taxable years following the registration of such investment, which for us was in August 1999, and at one-half of that percentage for the subsequent three taxable years. In 2007, we received a tax benefit of (Won)23.6 billion (US$25.2 million), or 1.5% of income before income taxes, as a result of Philips Electronics’ 30.1% weighted average ownership in us in 2007. In 2008, we will lose 0.1375% of the tax exemption benefit in respect of net income generated from our TFT-LCD business for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate applicable to us is the same as that in 2007.

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

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, Inc. claiming patent infringement on our United States patents relating to liquid crystal displays and the manufacturing processes for thin film transistors and liquid crystal displays. On November 21, 2006, we were awarded US$53.5 million in damages in a trial by jury. On September 12, 2007, the court granted our request for enhanced damages, interest on damages, and additional damages for continuing infringement and legal fees. On September 17, 2007, the same court granted our request for permanent injunction against Chunghwa Picture Tubes to stop it from selling or importing the infringing products in the United States.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Company and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear-mountable liquid crystal display devices.

On May 13, 2005, we filed a separate complaint in the United States District Court for the District of Delaware against Chunghwa Picture Tubes, Tatung Company, Tatung Co. of America and ViewSonic Corp. claiming infringement of our patents relating to the design and manufacture of liquid crystal display modules. On July 27, 2006, we were awarded US$52.4 million in damages in a trial by jury.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. On March 29, 2007, after the parties stipulated to the dismissal of

Chunghwa Picture Tubes’ infringement claim as well as the dismissal of all pending claims and counterclaims against each other, the same court dismissed the case without prejudice. On November 26, 2007, Chunghwa Picture Tubes and we signed a settlement agreement providing for dismissal of all pending claims and counterclaims, and a cross-licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes agreed to make a settlement payment to us as compensation.

On December 1, 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics Corp. filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware pursuant to our motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against us for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware on March 31, 2008 pursuant to our motion to transfer.

On December 6, 2007, Tatung Company and we signed a settlement agreement providing for dismissal of all pending claims and counterclaims against each other. On January 19, 2008, ViewSonic Corp. and we signed a settlement agreement providing for dismissal of all pending claims and counterclaims against each other.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC and Technology Licensing Corporation filed a complaint in the United States District Court for the Northern District of Illinois against us for alleged patent infringement. In the complaint, IP Innovation LLC and Technology Licensing Corporation sought, among other things, monetary damages for past infringement. On June 28, 2007, we settled with IP Innovation LLC and Technology Licensing Corporation their claims, and the case was dismissed on July 6, 2007.

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

In addition, as a joint venture between LG Electronics and Philips Electronics, we have in the past relied on our affiliation with LG Electronics and Philips Electronics to recruit and retain important research and development personnel. We can offer no assurance that we will be able to realize these advantages if our affiliation with LG Electronics and Philips Electronics is significantly reduced in the future. On October 10, 2007, Philips Electronics sold 46.4 million shares of our common stock to financial institutions and reduced its ownership interest in us from 32.9% as of December 31, 2006 to 19.9% as of December 31, 2007. On March 12, 2008, Philips Electronics sold 24.0 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%. Philips Electronics may further reduce its ownership interest in us in the future, which may compromise our ability to take advantage of our affiliation with Philips Electronics.

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

Our two major shareholders, LG Electronics and Philips Electronics, which together currently own approximately 51.1% of our voting stock, have significant influence over corporate decisions.

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

In addition, we engage in a variety of related party transactions with our two major shareholders and their respective affiliates:

•

Purchases from LG Electronics and its affiliates—purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliates, excluding LG International and its subsidiaries, amounted to 13.7%, 16.5% and 23.6% of our total purchases in 2005, 2006 and 2007, respectively.

•

Sales to LG Electronics—sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 18.1%, 16.3% and 17.5% of our sales in 2005, 2006 and 2007, respectively.

•

Sales to Philips Electronics and its affiliates—sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics both as an end-brand customer and a system integrator, amounted to 13.1%, 12.5% and 11.9% of our sales in 2005, 2006 and 2007, respectively.

•

Purchases from LG International—purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries amounted to 14.5%, 10.7% and 5.2% of our total purchases in 2005, 2006 and 2007, respectively.

•	Sales to LG International—sales to LG International and its subsidiaries on an aggregate basis amounted to 7.4%, 9.0% and 8.3% of our sales in 2005, 2006 and 2007, respectively.

•

Purchases from Philips Electronics—purchases of materials, including backlight units and driver integrated circuits, from Philips Electronics amounted to 0.6%, 0.8% and 0.2% (including purchases from Philips Electronics’ semiconductor division until September 2006, which, as of October 2006, is no longer a division of Philips Electronics) of our total purchases in 2005, 2006 and 2007, respectively.

Pursuant to our articles of incorporation and the terms of a shareholders’ agreement entered into between LG Electronics and Philips Electronics in July 2004, we currently have a nine-member board of directors which is composed of three non-outside directors selected by LG Electronics, one non-outside director selected by Philips Electronics and five outside directors. In March 2005, we established the Outside Director Nomination and Corporate Governance Committee which will nominate our future outside directors. The right to nominate the four non-outside directors depends on the respective ownership interest in us of each of LG Electronics and Philips Electronics. The two shareholders have also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the non-outside director candidates selected by the other party as well as the outside candidate jointly selected by the two shareholders. On October 10, 2007, Philips Electronics sold 46.4 million shares of our common stock to financial institutions in a capital markets transaction, which represented approximately 13.0% of our issued share capital, and reduced Philips Electronics’ ownership interest in us to 19.9%. On March 12, 2008, Philips Electronics sold 24.0 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%. Pursuant to the terms of the shareholders’ agreement and the minimum shareholding requirements thereunder, Philips Electronics is thereafter no longer entitled to nominate any non-outside directors, while LG Electronics is entitled to nominate four non-outside directors. In addition, LG Electronics has the right to nominate our representative director and both LG Electronics and Philips Electronics must vote their shares for the removal of the director nominated by Philips Electronics at the next annual general meeting of shareholders. See “Item 6.A. Directors and Senior Management” for a description of the composition of our board and the representative director system under Korean law, and “Item 7.A. Major Shareholders” for a more detailed discussion of the shareholding structure and arrangements between our two major shareholders. Until the next annual general meeting of shareholders, persons with ties to LG Electronics and Philips Electronics may account for as many as four directors on our board and will continue to exert substantial influence over the operation of our business. Following the next annual general meeting of shareholders, persons with ties to LG Electronics may account for as many as four directors on our board.

The interests of LG Electronics and Philips Electronics, and the directors and officers nominated by them, may differ from or conflict with those of us or our other shareholders.

When exercising their rights as our shareholders, either alone or in concert, LG Electronics and Philips Electronics may take into account not only our interests but also their interests and the interests of their affiliates. The interests of display businesses of LG Electronics and Philips Electronics may at times conflict with ours since the growth of our business depends, in part, on successful competition with other display technologies. For example, LG Electronics manufactures plasma display panels, or PDPs, which is an alternative display technology to TFT-LCDs, and it has invested in a PDP production facility in Gumi, Korea, as well as overseas PDP module plants in Mexico, Poland and China. These conflicts may result in alternative display technologies gaining wider market acceptance than TFT-LCDs or a decision by our major shareholders to sell products using other display technologies.

Various other conflicts of interest between our two major shareholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics and Philips Electronics of control over our management and affairs. See “—Our two major shareholders, LG Electronics and Philips Electronics, which together currently own approximately 51.1% of our voting stock, have significant influence over corporate decisions” above and “Item 6.A. Directors and Senior Management” for a description of the composition of our current board of directors.

Labor unrest may disrupt our operations.

As of December 31, 2007, approximately 47% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

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

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Our two major shareholders, LG Electronics and Philips Electronics together currently own approximately 51.1% of our voting stock. On October 10, 2007, Philips Electronics sold 46.4 million shares of our common stock to financial institutions in a capital markets transaction, which represented approximately 13.0% of our issued share capital, and reduced Philips Electronics’ ownership interest in us from 32.9% as of December 31, 2006 to 19.9% as of December 31, 2007. On March 12, 2008, Philips Electronics sold 24.0 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%. There is no assurance that Philips Electronics will not further sell a portion of its ownership interest in us.

Any future sales of a significant number of shares of our common stock in the public market by us or by either of our current major shareholders, LG Electronics and Philips Electronics, or the perception that these events may occur, could cause the market price of our common stock to decrease or to be lower than it might be in the absence of these events or perceptions.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 15, 2008. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

Holders of ADSs will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying shares of our common stock and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, a holder of our ADSs will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on their behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) and become our direct shareholder prior to the record date of the shareholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

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

We are incorporated in Korea, and a significant portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy due in part to problems in the U.S. mortgage and housing markets and the reduced availability of credit have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	a slowdown in consumer spending and the overall economy;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen or revaluation of the Chinese RMB), interest rates or stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•

adverse developments in the economies of countries that are important export and import markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia, including the recent volatility and uncertainty of the credit market due to the problems facing the U.S. housing and mortgage markets;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung Bak, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our common stock.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact the Korean economy and our business and cause the price of our securities to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia, including China. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea.

A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again in Asia or in other markets in which we may invest, or that such events will not have an adverse effect on our business or the market value of our common stock and ADSs.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

Under the Korean Foreign Exchange Transaction Law, if the Korean government deems that certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions as requiring Korean or foreign investors to obtain prior approval from the Minister of Strategy and Finance for the acquisition of Korean securities or the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities or other transactions involving foreign exchange. See “Item 10.D. Exchange Controls.”

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

We are a leading innovator of thin-film transistor liquid crystal display, or TFT-LCD, technology. We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors and other applications.

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

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. In addition to the contribution of TFT-LCD-related businesses from LG Electronics and LG Semicon, the joint venture also benefited from Philips Electronics’ management skills, brand recognition and experience in research and development relating to TFT-LCD products. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in August 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. See “Item 7.A. Major Shareholders” for a more detailed discussion of the shareholding structure and arrangements between our two major shareholders and Philips Electronics’ recent change in ownership interest in us.

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

In addition, we are currently constructing our eighth fabrication facility, or P8, in our Paju Display Cluster, which is expected to begin mass production in the first half of 2009. We expect our capital expenditures on a delivery basis to be approximately (Won)3.0 trillion in 2008, which we plan to fund with cash flow from our operations. See “Item 3.D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea, and in March 2007, we commenced mass production at our new module production plant in Wroclaw, Poland. In December 2007, we also commenced mass production at a new module production plant in Guangzhou, China, our second such module production site in China. We anticipate that our overseas plants will help better serve our customers, especially our Chinese and European customers, and further expand our global production capabilities.

Effective March 3, 2008, we changed our name to LG Display Co., Ltd.

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-1010.

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers and desktop monitors, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld application products, such as mobile phones, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, portable DVD players, digital photo displays and medical diagnostic equipment. In 2007, we sold a total of 79.0 million large-size (10-inch or larger) TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 20.4% based on sales revenue in 2007.

We were formed in August 1999 as a 50-50 joint venture between LG Electronics and Philips Electronics. In July 2004, we completed our initial public offering of shares and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL.” We currently operate seven fabrication facilities, called P1, P2, P3, P4, P5, P6 and P7, located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea, Nanjing (3 facilities) and Guangzhou, China and Wroclaw, Poland. In addition, we are currently constructing new facilities in our Paju Display Cluster, including P8, our eighth fabrication facility that is expected to begin mass production in the first half of 2009. As part of our plan to pursue commercialization of AMOLED technology, we entered into an agreement with LG Electronics in December 2007 to acquire LG Electronics’ AMOLED business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business.

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers and desktop monitors. In 2007, for example, our display panels were included in products sold by LG Electronics, Philips Electronics, Dell, Hewlett-Packard, Toshiba, Apple and AmTRAN, among others. LG Electronics and Philips Electronics are our two major shareholders, and terms of our sales to them are substantially the same as those of our sales to non-affiliated end-brand customers. Our dedication to customers has helped us win the DisplaySearch Customer Satisfaction Award for fiscal years 2002, 2003 and 2004. DisplaySearch discontinued awarding the prize in 2005. In April 2007, we received the Supplier of the Year Award from Dell Inc., in recognition of our “superior product technology and customer satisfaction activities” at Dell Worldwide Supplier Conference held in Austin, Texas. The Supplier of the Year Award program recognizes outstanding companies among Dell’s worldwide suppliers of parts and services that satisfy strict purchasing standards in quality, service and technology, and are judged to have made the greatest contributions to Dell.

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

Our sales were (Won)10,075.6 billion in 2005, (Won)10,624.2 billion in 2006 and (Won)14,352.0 billion (US$15,336.6 million) in 2007.

Strategy

We believe that the primary market for TFT-LCD products today includes televisions, notebook computers, desktop monitors and other applications. We believe that the TFT-LCD market will continue to expand as consumers are drawn to replace conventional CRT-based display products with TFT-LCD products due to their superior performance features. We believe that the market for TFT-LCD products will also expand in scope as new applications for this technology continue to be designed and developed. Therefore, we plan to develop and commercialize new technologies used in TFT-LCD products, such as flexible display, and also pursue commercialization of next-generation flat panel display technologies, such as AMOLED that may replace existing liquid crystal display panels or plasma display panels.

We aim to maintain and build upon our current position as one of the largest merchant suppliers of large-size TFT-LCD products by strengthening our collaborative relationships with our end-brand customers, focusing on high-end display products, including high-definition television panels, and continuing to enhance our manufacturing productivity. We believe that our technology leadership enables us to make timely investments in advanced manufacturing facilities and process technology migrations and improvements, which in turn positions us to deliver a broad and advanced product portfolio in high volumes and in a cost competitive manner to our customers.

Build strong collaborative relationships with end-brand customers

We plan to continue to focus our resources on expanding our strong collaborative relationships with our key end-brand customers. Our principal end-brand customers include many of the leading consumer electronics producers, such as LG Electronics, Philips Electronics, AmTRAN and Toshiba, as well as the world’s leading manufacturers of computer products, such as Dell, Hewlett-Packard and Apple. These customers represent a large portion of the global demand for TFT-LCD products, and we believe they value our product and design innovations as well as our ability to provide a reliable and high-quality supply of a wide range of TFT-LCD products in high volumes.

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

In the past, our timely investment strategy, along with faster fab ramp-up, has allowed us to establish a leading position in emerging product categories with high growth potential. We have benefited from the higher margins available early in the life cycles of such products. For example, we built P3 and P4, the world’s first fourth- and fifth-generation fabrication facilities optimized for desktop monitor panel production, and have since established ourselves as the one of the largest merchant suppliers in terms of both units sold and sales revenue in this category in 2004, 2005 and 2006 based on data from DisplaySearch. Our P5, also a fifth-generation fabrication facility, is optimized for production of larger-size panels for desktop monitors and other products. Our P6, a sixth-generation fabrication facility, is designed to capitalize on opportunities in the large-size desktop monitor category, such as 17-inch and 20-inch wide-format panels, and in the television category, such as 32-inch wide-format and 37-inch wide-format panels, all of which are high-definition television panels. P7, our first seventh-generation fabrication facility, is, among other things, optimized for the production of 42-inch and 47-inch wide-format television panels. The flexibility of our operations also allows us to shift our production to the most attractive product market at any given time. For example, as the demand for larger and better monitors continues to grow, we have shifted part of the production in our P3 facility from 15-inch desktop monitor panels to 30-inch UXGA high-resolution desktop monitor panels, thereby realizing higher margins. Currently in our Paju Display Cluster, we are constructing our eighth fabrication facility, or P8, which is expected to begin mass production in the first half of 2009.

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

In the area of product technology, we plan to continue leading the market in the commercial application of technologies with superior performance characteristics. For example, we were one of the first TFT-LCD manufacturers to apply Super In Plane Switching, or S-IPS, technology, which increases viewing angles for large-size desktop monitor and television products, in commercial production. We were also the first to develop copper bus lines, which achieve faster video frame rates and brighter displays in larger-size panels, and integrated column spacers, which improve panel ruggedness and enhance viewing uniformity. We also developed a low power consumption technology that allows TFT-LCD panels to operate on approximately 30% less power on average, depending on the media content, than before.

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop fill technology, which we first utilized in the manufacture of display panels for desktop monitors and later employed in the manufacture of display panels for other applications, allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. We were one of the first TFT-LCD manufacturers to reduce the number of mask processes in the TFT array process from five to four. We were also able to improve the input capacity in P7 from its originally designed monthly input capacity of 90,000 substrates to an expanded average input capacity of 136,000 substrates per month during the fourth quarter of 2007, resulting in significant increases in unit output, with only marginal capital investments. Our technology capabilities have also enabled us to enhance process efficiencies, thereby increasing our effective capacity. For example, our production capacity measured in terms of total input sheets of glass substrate increased by 18.9% in 2007 compared to 2006 and our production capacity measured in terms of per square meter of net display area increased by 41.2% in 2007 compared to 2006. In addition, our year-end operating ratio per square meter of net display area increased by 15.8% in 2007 compared to 2006. Our ability to ramp-up P4, P5, P6 and P7 in a short time span with minimal technical difficulties is also an example of our process technology capability.

Focus on large-size TFT-LCD panels while maintaining a broad product portfolio

Our strategy is to leverage our product technology, timely investments and advanced manufacturing capabilities to lead the market in emerging large-size product categories that offer higher growth potential and higher margins and help shape industry standards in product features such as size and resolution.

Currently the TFT-LCD television market is experiencing strong growth. We began shipping television products in 2001 with 15-inch panels and have since broadened our product portfolio with the addition of 20-inch conventional format as well as 17-inch, 19-inch, 23-inch, 26-inch, 30-inch, 32-inch, 37-inch, 42-inch, 47-inch, 52-inch and 55-inch wide-format panels. We were one of the largest merchant supplier in the television category in terms of both units sold and sales revenues in 2005, 2006 and 2007, based on data from DisplaySearch, and we continued to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42-inch wide-format and 55-inch wide-format high-definition television panels and 100-inch wide-format full high-definition television panels.

The desktop monitor market is currently transitioning from 17-inch and 19-inch to larger panel sizes such as 20-inch and 22-inch, and we believe we are well positioned to capitalize on this opportunity with our full product line-up. In addition, we plan to maintain our leadership position in the premium 20-inch and above desktop monitor category, where we were the first-to-market with products such as 20-inch UXGA, 23-inch WUXGA and 30-inch WQXGA+.

The notebook computer market is also transitioning to larger and wider panel sizes, which command higher margins, and we believe we have the flexibility to increase the production and sales of larger and wider panel sizes as demand grows for such sizes. For example, beginning in 2001, there has been a greater demand for notebook computers with bigger screens, which led us to change our product mix to include more 15.0-inch panels and fewer 13.3-inch panels for notebook computers. In 2007, we increased the production and sales of 14.1-inch and 15.4-inch wide-format notebook panels in line with the market trend toward larger wide-format screens. We also believe that the trend for larger and wider panels for notebook computers will eventually be replaced by demands for affordable large-size flat panel products with higher performance qualities. Accordingly, we are continuing to develop long-term alternative technologies, such as LED backlight technology, which is thin and light and is expected to provide reduced power consumption using environmentally friendly components. For example, in 2007, we developed the world’s first 15.4-inch wide LED-applied display panel for notebook computers, the world’s largest LED-applied panel for notebook computers at the time.

We believe that our product range across the television, notebook computer, desktop monitor and other application markets is one of the broadest in the industry and that it enables us to strengthen our relationships with our end-brand customers.

Continually reduce costs

We focus on continually lowering our cost structure through:

•

Component cost reductions—we leverage our scale and leading industry position to obtain lower prices for components. Our strategy is to increase volume purchasing while implementing a cost reduction strategy at the product planning level by reducing the number of components used in our products, standardizing components across products and setting up platform-based design, which are important drivers of our cost competitiveness. We also plan to share our cost reduction methods with our suppliers from whom we purchase components so that they may achieve greater efficiency, which in turn would allow us to purchase components from such suppliers at a lower price. Our plan is to assist our suppliers in their component standardization and production system improvement efforts, and to help improve their business model;

•

Customer collaboration—we plan to achieve cost reduction by reinforcing our strong collaborative relationship with our customer base. We plan to involve our customers in the design process in order to better align new product development and manufacturing goals and thereby achieve cost reduction from, among other things, elimination of redundant materials, accelerated product development and reduction in the weight and thickness of our display panels. In addition, we plan to move our production close to our customers so as to reinforce our collaborative relationship with our customers and enjoy lower logistics costs and more timely and efficient delivery of our products to customers;

•

Larger, more advanced manufacturing base—we plan to build fabrication facilities that provide us with overhead cost advantages and that produce higher volumes of products, enabling us to enjoy economies of scale;

•

High glass conversion efficiency—we have been able to reduce our costs of production by maximizing glass conversion efficiency, a function of production yield and panel design, allowing us to convert a high proportion of our input glass area into saleable display area. We are also able to optimize production allocation across our multiple fabs to maximize glass conversion efficiency; and

•

Process innovation and research and development—our process technology innovations, such as one-drop-fill technology and mask reduction initiatives, have consistently enabled us to improve the throughput of our fabs often with minimal capital investment, thereby resulting in lower costs per panel. Our other research and development initiatives, including the introduction of new technologies, component standardization and reduction in the number of requisite components, have also contributed to lower manufacturing costs.

Leverage our technology to develop new markets for, and pursue commercialization of, new flat panel display products

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. We are currently researching and developing technologies in a broad range of categories so as to compete effectively with our competitors in creating and dominating new markets for flat panel display products.

We plan to continue to develop new markets for, and focus on developing and commercializing new technologies used in, TFT-LCD products, while also pursuing commercialization of next-generation flat panel display technologies, such as AMOLED, as the product lifecycle of flat panel displays is approaching maturity. For example, we plan to continue to develop new markets for public display panels so that they may be used as part of interior design or for public advertising purposes, such as “multi-view” TFT-LCD panels, which would allow viewers to enjoy different images from the same display panel depending on the angle each viewer is viewing from. In addition, we plan to continue to develop flexible display, which we believe will become the next profitable market in the flat panel display industry. In 2005, we developed the world’s first flexible mono electrophoretic display, or EPD, that uses a stainless foil for the substrate and in 2006, we displayed the world’s largest flexible mono EPD at the time during the 2006 Society for Information Display Conference held in San Francisco in June 2006. Our current plan is to begin production of the world’s first flexible mono e-newspaper during the second half of 2008.

We also plan to further develop and pursue commercialization of AMOLED, a next-generation flat panel display technology that may replace existing liquid crystal display panels or plasma display panels. Pursuant to a strategic alliance agreement and an evaluation agreement for AMOLED development that we entered into with Eastman Kodak Company, or Kodak, in February 2006, we and Kodak are jointly evaluating display technologies for mobile displays and considering other opportunities, including the development and supply of AMOLED technology and products. In December 2007, as part of our plan to pursue commercialization of AMOLED technology, we entered into an agreement with LG Electronics to acquire LG Electronics’ AMOLED business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business.

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

Manufacturing Process

The process for manufacturing a TFT-LCD consists of four steps:

•

TFT array process—involves fabricating a large number of thin film transistors on the back glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs. Once the TFT array process on glass substrates is completed, the substrates are cut into panel-sized pieces;

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

Products

We manufacture TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which currently utilize large-size display panels ranging from 17 inches to 55-inch wide-format, including full high-definition television panels;

•	Notebook computers, which typically utilize large-size display panels ranging from 12.1 inches to 20.1-inch wide-format;

•	Desktop monitors, which typically utilize large-size display panels ranging from 15.0 inches to 30-inch wide-format; and

•

Other applications, which utilize a wide array of display panel sizes, ranging from small to medium-size display panels, including handheld application products such as mobile phones, to large-size display panels, including industrial applications such as entertainment systems and medical diagnostic equipment.

Unless otherwise specified, when we refer to panels in this annual report we mean assembled cells with added components, such as driver integrated circuits and backlight units.

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. For televisions, a premium is placed on faster response times, wider viewing angles, higher resolution and greater color fidelity. Notebook computers require an emphasis on thinness, light weight and power efficiency, while desktop monitors demand a greater focus on brightness, color brilliance and wide viewing angles.

Televisions

Our television panels range from 13 inches to 55-inch wide-format in size. We began mass production of television display panels in 2001. In 2007, our principal products in the television category were 32-inch wide-format, 37-inch wide-format and 42-inch wide format panels. Our sales of display panels for televisions were (Won)2,805.0 billion, or 27.8% of sales, in 2005, (Won)4,938.9 billion, or 46.5% of sales, in 2006 and (Won)6,841.5 billion (US$7,310.9 million), or 47.7% of sales, in 2007.

The market for large-size televisions developed later than that for notebook computers and desktop monitors, but we have experienced significant growth in recent years for our television panels and it has become our primary market as consumer demand grew for larger-size televisions. We believe that we can leverage our experience in the notebook computer and desktop monitor markets to take advantage of the growth potential in the market for large-size televisions. We began mass production with 15-inch panels and added 17-inch wide-format, 20-inch and 30-inch wide-format panels to our product portfolio in 2002. In 2003, we added 23-inch wide format, 26-inch wide-format and 42-inch wide-format as well as high- definition television panels to meet growing market demand and, in 2004, we added 32-inch wide-format, 37-inch wide-format and 55-inch wide-format to our television panel product portfolio. In addition, in 2005 and 2007, we added 47-inch wide format and 52-inch wide format panels, respectively, to our television panel product portfolio. Currently, 32-inch and 42-inch wide-format panels comprise our principal products in this category in terms of sales revenue and sales volume.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

We employ S-IPS technology on certain television panels to significantly increase the viewing angle. We also apply our double frame rate technology to certain categories of larger-size panels to decrease motion blurring. We are also using our copper bus technology to achieve faster video frame rates and higher resolution displays in larger-size panels.

Notebook Computers

Our display panels for notebook computers range from 12.1 inches to 20.1-inch wide-format in size in a variety of display formats. In 2007, our principal products in the notebook computer category were 14.1-inch, 15.4-inch and 17.1-inch panels. Our sales of display panels for notebook computers were (Won)2,113.5 billion, or 21.0% of sales, in 2005, (Won)2,166.9 billion, or 20.4% of sales, in 2006 and (Won)3,084.7 billion (US$3,296.3 million), or 21.5% of sales, in 2007.

Notebook computer display panels were our principal product from our formation until 2001, when desktop monitor display panels surpassed notebook computer display panels in terms of revenues. Sales volume for 14.1-inch panels, which we first introduced to the market in 1997, continued to increase through 2002. From 2003 to 2005, 15.0-inch panels grew at a fast rate and became the largest component in the notebook category, while in 2006 and 2007, 15.4-inch panels far outpaced the increase in 15.0-inch panels and became the largest component in terms of sales revenue and volume in the category of notebook computer display panels.

One of the features of notebook computer display panels that we pioneered is our patented side mounting technology, which shifts the screws mounting a TFT-LCD panel on a display from the front to the side, thereby allowing for much thinner borders, or “bezels,” around the display and allowing product designers to utilize larger screens without increasing a product’s overall size.

Desktop Monitors

Our desktop monitor display panels range from 15.0 inches to 30-inch wide-format in size in a variety of display resolutions and formats. We began mass production of desktop monitor display panels in 1999. In 2007, our principal products in the desktop monitor category were 17-inch, 19-inch panels and 20.1-inch panels. Our sales of display panels for desktop monitors were (Won)4,740.4 billion, or 47.0% of sales, in 2005, (Won)2,906.9 billion, or 27.4% of sales, in 2006 and (Won)3,708.9 billion (US$3,963.4 million), or 25.8% of sales, in 2007.

Desktop monitor display panels have grown to become our second largest product category, supplanting notebook computer display panels in terms of revenues in 2001, and in terms of volume units in 2002. The weighted average size of our desktop monitor display panels has steadily grown in recent years, with a significant increase in the production and sale of 17-inch and 17-inch wide-format and larger panels from 2002 to 2005. Until 2005, we had also significantly increased production and sale of 19-inch and 20.1-inch panels. Although in 2006, the overall sales of desktop monitors, in terms of volume and revenue, declined compared to the prior years, in 2007, the overall sales of desktop monitors increased compared to 2006 due to a significant increase in the sales of 19-inch, 22-inch and 24-inch display panels for desktop monitors in terms of sales revenue and sales volume.

In addition to our side mounting technology, we employ S-IPS technology on certain desktop monitor display panels to achieve significantly increased viewing angles.

Other Applications

Our product portfolio also includes small- and medium-size TFT-LCD panels for use in handheld application products, including mobile phones and large-size panels for industrial and other products, including entertainment systems, automobile navigation systems, portable DVD players, digital photo displays and medical diagnostic equipment. TFT-LCD panels that are ten inches and smaller are referred to as small and medium-size panels, with those smaller than 4 inches being considered small-size panels. In 2007, our principal products in the other applications category were 2-inch, 2.2-inch and 7-inch panels in terms of sales revenue and 1.77-inch, 2-inch and 2.2-inch panels in terms of sales volume.

Some of the panels we produce for industrial products, such as medical diagnostic devices, are highly specialized niche products manufactured to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our TFT-LCD panels for other applications by assessing various business opportunities as they arise.

Our sales of display panels for other applications were (Won)416.7 billion, or 4.1% of sales, in 2005, (Won)611.4 billion, or 5.7% of sales, in 2006 and (Won)716.9 billion (US$766.1 million), or 5.0% of sales, in 2007.

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors and industrial and other applications sold by our global end-brand customers. In 2007, our top ten end-brand customers included LG Electronics, Philips Electronics, Dell, Hewlett-Packard, Toshiba, Apple, AmTRAN, Acer, Skyworth and Matsushita Electric. LG Electronics and Philips Electronics are our two major shareholders, and the terms of our sales to them are conducted on an arm’s-length basis and are substantially the same as those of our sales to non-affiliated end-brand customers.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two major shareholders, together accounted for 73.0% of our sales in 2005, 71.3% in 2006 and 73.7% in 2007. Our top five end-brand customers together accounted for 56.2% of our sales in 2005, 56.6% in 2006 and 56.8% in 2007. In 2007, two end-brand customers, LG Electronics (excluding its purchases made as a system integrator) and Philips Electronics, each contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2007:

Computer Products
Televisions	Notebook Computers	Desktop Monitors	Other Applications
LG Electronics	Hewlett-Packard	Dell	Truly Semiconductors
Philips Electronics	Dell	LG Electronics	Seiko Instrument Inc.
AmTRAN	Toshiba	Apple	LG Innotech
Toshiba	Acer	Hewlett-Packard	LG Electronics
Skyworth	Apple	Philips Electronics	LG International

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted 27.0% of our sales in 2005, 28.7% in 2006 and 26.3% in 2007.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2005			2006			2007
	Sales		%	Sales		%	Sales		Sales(1)%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Korea	(Won)	991	10%	(Won)	805	8%	(Won)	985	US$	1,053	7%
Asia		6,689	66		6,534	61		8,970		9,585	63
America		1,062	11		1,034	10		1,490		1,592	10
Europe		1,330	13		1,754	16		2,604		2,783	18
Others(2)(3)		3	—		497	5		303		324	2

Total	(Won)	10,075	100%	(Won)	10,624	100%	(Won)	14,352	US$	5,337	100%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

(2)	Sales to “other” regions (i.e., regions excluding Korea, Asia, America and Europe) represented 0.03% of aggregate sales in 2005.

(3)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which were minimal for the year ended December 31, 2005 and the year ended December 31, 2007, respectively, but amounted to (Won)171.1 billion, or 1.6% of total revenue, for the year ended December 31, 2006.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan and China and a sales branch office in Singapore. As of December 31, 2007, our sales and marketing force employed a total of 734 employees in regional offices in these countries and in our head office in Korea.

The focus of our sales activities is on strengthening our relationships with large end-brand customers, with whom we maintain strong collaborative relationships. Customers look to us for a reliable supply of a wide range of TFT-LCD products. We believe our reliability and scale as a supplier helps support our customers’ product positions. We view our relationships with our end-brand customers as important to their product development strategies, and we collaborate with our end-brand customers in the design and development stages of their new products. In addition, our sales teams coordinate closely with our end-brand customers’ designated system integrators to ensure timely delivery. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs. Our dedication to our customers has helped us win the overall DisplaySearch Customer Satisfaction Award for fiscal years 2002, 2003 and 2004. DisplaySearch discontinued awarding the prize in 2005. In April 2007, we received the Supplier of the Year Award from Dell Inc., in recognition of our “superior product technology and customer satisfaction activities” at Dell Worldwide Supplier Conference held in Austin, Texas. The Supplier of the Year Award program recognizes outstanding companies among Dell’s worldwide suppliers of parts and services that satisfy strict purchasing standards in quality, service and technology, and are judged to have made the greatest contributions to Dell.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. Sales to LG International and its

subsidiaries on an aggregate basis amounted to 7.4%, 9.0% and 8.3% in 2005, 2006 and 2007, respectively. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

Prices for our products are generally determined based on negotiations with our end-brand customers. Pricing of our display panel products is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes. Purchase prices and payment terms for our sales to our two major shareholders are substantially the same as those for our non-affiliated end-brand customers.

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

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony Corporation in April 2004), Infovision and BOE-Hydis in Korea;

•	AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar and Innolux in Taiwan;

•	Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha in Japan; and

•	SVA-NEC and BOE-OT in China.

According to DisplaySearch, in 2007, Korean TFT-LCD manufacturers had a market share of 44.1% of the 10.0-inch or larger panel market based on revenue, Taiwanese manufacturers had 42.4% and Japanese manufacturers had 10.2%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 62.6% of our cost of sales in 2005, 58.9% in 2006 and 60.5% in 2007. The key components and raw materials of our TFT-LCD products include backlight units, glass substrates, driver integrated circuits, polarizers, color filters and liquid crystal materials. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use.

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

In January 2008, we entered into a purchase agreement with HannStar, pursuant to which HannStar agreed to supply us, on a monthly basis, with TFT-LCD modules and cells to be used in our TFT-LCD products. The agreement has a term of 3 years but will be automatically renewed unless either party provides the other with prior notice to terminate. We pay the purchase price for the modules and cells on a delivery basis.

We maintain a strategic relationship with many of our key material suppliers, and we generally maintain a component and raw material inventory sufficient for approximately 10 days, or 20 days for driver integrated circuits, as a safeguard against potential disruptions in supply.

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We purchase a large majority of our equipment from overseas vendors, mostly Japanese. We maintain strategic relationships with many equipment manufacturers as part of our efforts to reduce costs and we aggressively negotiate prices and other terms with our vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.” In addition, in recent years we have substituted a portion of our equipment purchased from foreign vendors with purchases from local suppliers. In 2007, we purchased approximately 70.3% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs.

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

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, for up to (Won)1.5 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our research and development center in Anyang, Korea, and our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to (Won)342 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiaries in Nanjing and Guangzhou, China and Wroclaw, Poland also carry property insurance, business interruption insurance and commercial general liability insurance.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Korea. We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems in our P1, P2, P3, P4, P5, P6 and P7 when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and we intend to install similar abatement systems in our other production facilities. In addition, as of December 31, 2007, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1, P2, P3, P4, P5, P6, P7, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the Designated Operational Entity for Clean Development Mechanism by the United Nations Framework Convention on Climate Change.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1, P2, P3, P4, P5, P6 and the Gumi module production plant, as well as our module production plant in Nanjing, China. In November, 2007, we received ISO 14001 certifications for our Paju production and assembly facilities.

We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company” since 1997 with respect to our environmental record for P1 and our module production plant in Gumi and since 2006, with respect to our operations at P2 and P3.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 in the European Union and Japan and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In June 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, EU TÜV SÜD. In October 2007, we became the first TFT-LCD company to be certified the International Electrotechnical Commission-Hazardous Substance Process Management (IECQ-HSPM) QC 080000, which is an international system requirements document intended to help organizations manage hazardous substances in their components and products through hazardous substance process management, and demonstrates the organization’s conformity with RoHS.

Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, from European Union RoHS to China RoHS.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2007:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$ 115,500,000	100%	100%

LG Display America, Inc.	Sales	U.S.A.	September 1999	US$ 5,000,000	100%	100%

LG Display Japan Co., Ltd.	Sales	Japan	October 1999	¥ 95,000,000	100%	100%

LG.Philips LCD Germany GmbH	Sales	Germany	November 1999	€ 960,000	100%	100%

LG.Philips LCD Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB 1,642,572,600	100%	100%

LG Display Hong Kong Co., Ltd.	Sales	Hong Kong	January 2003	HK$ 11,500,000	100%	100%

LG.Philips LCD Shanghai Co., Ltd.	Sales	China	January 2003	RMB 4,138,650	100%	100%

LG Display Poland Sp. z o.o.	Manufacturing and sales	Poland	September 2005	PLN 511,071,000	80%	80%

LG.Philips LCD Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB 582,179,730	100%	100%

LG.Philips LCD Shenzhen Co., Ltd.	Sales	China	August 2007	RMB 3,775,250	100%	100%

Global Professional Sourcing Co., Ltd.(1)	Survey	Taiwan	September 2007	NT$ 10,000,000	70%	70%

(1)	A subsidiary owned 70% by LG Display Taiwan Co., Ltd., our wholly-owned subsidiary, as of December 31, 2007.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

We currently operate seven fabrication facilities, P1, P2, P3, P4, P5, P6 and P7, located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea, Nanjing (3 facilities) and Guangzhou, China and Wroclaw, Poland. We are currently constructing P8 in Paju, Korea, which is expected to begin mass production in the first half of 2009. In addition, we installed equipment that enables the manufacture of display panels using low temperature polysilicon technology in a facility, AP1, located in previously unused space in our P6 facility. We began mass production at AP1 in August 2005.

The following table sets forth the size, primary use and capacity of our fabrication facilities, research and development facility and assembly facilities:

Facility	Generation(1)	Gross Floor Area (in square meters)		Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2007 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P1	2	38,838		370 x 470 September 1995	94,000	15.4” small and medium-size panels
P2	3	71,002		590 x 670 December 1997	118,000	13.3”, 14.1”, 15,0”
P3	4	71,002		680 x 880 July 2000	131,000	14.1”, 15.0”, 15.4”
P4	5	90,988		1,000 x 1,200 March 2002	143,000	15.0”, 17.1”, 19.0”
P5	5	90,988		1,100 x 1,250 May 2003	157,000	15.4”, 17.0”, 24.0”
P6	6	288,415		1,500 x 1,850 August 2004	170,000	20.1”, 32.0”, 37.0”
P7	7	310,134		1,950 x 2,250 January 2006	132,000	19.0”, “42.0”, 47.0”
AP1	4	—	(5)	730 x 920 August 2005	4,000	LTPS(6) panels back planes for AMOLED
Anyang R&D		8,945		300 x 350	500
Gumi assembly facility		56,380
Nanjing assembly facility		145,873
Paju assembly facility		218,931
Wroclaw assembly facility(3)		106,928
Guangzhou assembly facility(4)		29,686

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Generation 2	Generation 3	Generation 4	Generation 5	Generation 6	Generation 7
	360 x 465 370 x 470 400 x 500	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250

LG Display
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P6					1,500 x 1,850
P7						1,950 x 2,250

(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.

(3)	Began mass production in March 2007.

(4)	Began mass production in December 2007.

(5)	Located in previously unused space in our P6 facility.

(6)	Low temperature polysilicon technology.

Expansion Projects

We are building additional production and research and development facilities to meet forecasted increases in demand for our products. In 2005, we built our seventh fabrication facility, or P7, and commenced mass production at P7 in January 2006. During the fourth quarter of 2006, the average production capacity of P7 was 78,000 input sheets of glass substrate per month. P7 reached an initial design capacity of 90,000 input sheets of glass substrate per month in April 2007 and an expanded average capacity of 136,000 input sheets of glass substrate per month during the fourth quarter of 2007. The total cost of the construction and build-out of P7 was approximately (Won)5.0 trillion. Our total capital expenditure on a delivery basis was (Won)1.0 trillion (US$1.1 billion) in 2007, of which approximately (Won)0.2 trillion was attributable to capital expenditure for P7. In addition, we built a new module production plant in Wroclaw, Poland, which commenced mass production in March 2007 and reached an initial production capacity of 3 million modules per year in July 2007. In December 2007, we also commenced mass production at a new module production plant in Guangzhou, China, our second such module production site in China. We are currently constructing our eighth fabrication facility, or P8, in our Paju Display Cluster. We expect our capital expenditures on a delivery basis to be approximately (Won)3.0 trillion in 2008. Such amount is subject to periodic assessment, and we cannot provide any assurance that such amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

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

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 70 million units in 1999 to 1,694 million units in 2007. Market revenues grew from US$14 billion to US$91 billion during the same period, showing a compounded annual growth rate of 23.0%, according to the same source.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers typically increased display area fabrication capacity by about 50% year on year. Capacity expansion above this growth rate can occur when several manufacturers ramp-up new factories at the same time. For example, several Taiwanese companies entered the TFT-LCD industry in 1999 and 2000. The industry’s display area capacity (or the total display surface area of all assembled panel products) more than doubled from 1999 to 2001, based on data from DisplaySearch. The above-average rate of supply growth combined with a decline in PC demand reduced average selling prices for large-size TFT-LCD panels, or panels that are ten inches or larger, by approximately 49% from 1999 to 2001, based on data from DisplaySearch. During such surges in the rate of supply growth, resulting primarily from new plant investments by Korean and Taiwanese manufacturers, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices for our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, cost reductions, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD displays in some past periods, most recently in 2004. The entire TFT-LCD industry was able to supply approximately one-half of the total display area demand in 2003 as consumers sought to substitute CRT-based personal computer displays with TFT-LCDs. Thus, despite significant increases in total production capacity as competing fabrication plants commenced mass production on similar schedules, consumer demand for flat-panel displays of larger average size absorbed the increased areal output. According to DisplaySearch, the average selling price for large-size TFT-LCD panels, or panels that are ten inches or larger, decreased by approximately 6.9% from US$200 in 2005 to US$186 in 2006 and further decreased by 1.6% to US$183 in 2007 as a result of TFT-LCD manufacturers’ increased production capacity, which resulted in an increased supply of TFT-LCD panels in 2006 and 2007, despite increased sales of large-size television panels.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels, including small panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel for panels used in televisions, notebook computers and desktop monitors decreased by 15.5% from (Won)220,077 per panel in 2005 to (Won)185,893 in 2006 and further decreased by 6.6% to (Won)173,585 (US$185) in 2007. We anticipate an increased capacity output in 2008, as competing panel manufacturers, including us, commence production in new fabrication facilities. In line with historical trends in our industry, we anticipate that temporary surges in capacity might put downward pressure on prices for our panels, but we expect that consumer demand for CRT substitutes will persist in the personal computer market and will continue to increase in the television market. During the initial stage of market development for TFT-LCD desktop monitors we were able to capture price premiums for desktop monitor panels until we reduced prices in order to stimulate wider demand. In order to grow the TFT-LCD television market, we plan to follow a similar strategy to reduce prices, fuel consumer demand and mitigate anticipated increases in capacity in the TFT-LCD industry. This strategy may result in a decrease in the overall average selling prices of our panels.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Since the formation of the joint venture in August 1999, we expanded capacity and applied technology to take advantage of new demand for desktop monitors, which offered premium prices. More recently, we have expanded capacity and design capability toward high-definition television displays, which offer premium prices. In the more developed market for portable computer displays, we shifted our focus to the emerging 15.0-inch category in early 2002 as revenue growth in the 12.1-inch, 13.3-inch and 14.1-inch categories slowed. Our P3 and P4 panel factories are optimized for the efficient fabrication of 20.1-inch panels for desktop monitors and televisions, as well as 19-inch panels for desktop monitors, which have become fast-growing product categories. Our P5 factory is optimal for producing 17-inch monitor panels. Our P6 factory, which began mass production in August 2004, processes 1,500 x 1,850 mm glass substrates to fabricate large and wide monitor and television displays. Our P7 factory, which began mass production in January 2006, processes 1,950 x 2,250 mm glass substrates and will be optimal for producing even larger-sized monitors and television displays, including 42-inch and 47-inch wide-format display panels. Currently in our Paju Display Cluster, we are constructing our P8 factory, which is expected to begin mass production in the first half of 2009.

Manufacturing Productivity and Costs

We seek to continually enhance our manufacturing productivity and thereby reduce the cost of producing each panel. We have significantly expanded our production capacity since the official launch of the joint venture by investing in fabs that can process increasingly larger-size glass substrates. The following table shows the input substrate size, initial design capacity and year-end input capacity as a result of ramp-up for each of our fabs as of the dates indicated:

Fabrication Facility	Mass Production Commencement	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Year-end Input Capacity(1)
				2005		2006	2007
				(in input substrates per month)(2)
P1	September 1995	370x470	30,000	100,000		98,000	97,000
P2	December 1997	590x670	40,000	105,000		106,000	119,000
P3	July 2000	680x880	60,000	113,000		115,000	132,000
P4	March 2002	1,000x1,200	60,000	102,000		115,000	143,000
P5	May 2003	1,100x1,250	60,000	117,000		129,000	157,000
P6	August 2004	1,500x1,850	90,000	104,000		135,000	170,000
P7	January 2006	1,950x2,250	90,000	N/A	(3)	77,000	138,000

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.

(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.

(3)	N/A = Not applicable. P7 began mass production in January 2006.

Our cash outflows for capital expenditures, which relate mainly to the construction of new fabs, including the construction and equipping of P6 and P7, and the acquisition of new equipment, amounted to (Won)4,166.2 billion in 2005, (Won)3,076.0 billion in 2006 and (Won)1,577.3 billion (US$1,685.5 million) in 2007. Our depreciation expense as a percentage of sales increased from 17.4% in 2005 to 24.4% in 2006 primarily due to depreciation of P6 and P7, which began mass production in August 2004 and January 2006, respectively. Our depreciation expense as a percentage of sales decreased to 19.4% in 2007. Capital expenditures did not increase significantly in 2007 as P7 reached an expanded average capacity of 136,000 input sheets of glass substrate per month during the fourth quarter of 2007, for which most of the required capital expenditure was made in 2006, and the new module production plant in Wroclaw, Poland has already commenced mass production in March 2007. In December 2007, we opened a new module production plant in Guangzhou, China, our second such module production site in China. We are currently constructing P8 in our Paju Display Cluster. We expect our capital expenditures on a delivery basis to be approximately (Won)3.0 trillion in 2008. Such amount is subject to periodic assessment, and we cannot provide any assurance that such amount may not change materially after assessment.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, P4, the world’s first fifth-generation fab, began mass production in March 2002 and reached its initial design capacity of 60,000 input sheets of glass substrate per month by June 2003. Similarly, P5, also a fifth-generation fab, began mass production in May 2003 and reached its initial design capacity of 60,000 input sheets of glass substrate per month by December 2003. P6, a sixth-generation fab which began mass production in August 2004, reached its initial design capacity of 90,000 input sheets of glass substrate per month in August 2005. P7, a seventh-generation fab which began mass production in January 2006, is reached an initial design capacity of 90,000 input sheets of glass substrate per month in April 2007 and an expanded average capacity of 136,000 input sheets of glass substrate per month during the fourth quarter of 2007. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. In 2007, we purchased approximately 70.3% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs. We aim to actively facilitate the development of a domestic vendor base to take advantage of lower prices and to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

Raw materials comprise the largest component of our costs. Over the past several years we have consistently increased the proportion of our raw material purchases from local suppliers, who have typically offered lower prices compared to overseas suppliers. We plan to diversify our supplier base to overseas suppliers who are price competitive. In 2007, approximately 85.4% of our raw materials were sourced from local suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per panel (including small and medium-size display panels, or panels smaller than 10 inches in size), which is derived by dividing total cost of sales by total number of panels sold, decreased from (Won)91,780 per panel in 2005 to (Won)88,280 in 2006 and (Won)57,820 (US$62) in 2007. Our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased from US$1,904 per square meter of net display area in 2005 to US$1,627 in 2006 and US$1,113 in 2007.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different market and size categories. For example, beginning in 2001, there has been a greater demand for notebook computers with bigger screens, which led us to change our product mix to include more 15.0-inch panels and fewer 13.3-inch panels for notebook computers. We increased our sales of 18-inch panels for desktop monitors significantly beginning in 2002 to capture the emerging market for larger-size desktop monitors and now we offer 19-inch, 20-inch, 20-inch wide-format XGA, 22-inch wide-format SXGA+, 23-inch wide-format UXGA, 24-inch wide-format UXGA, 26-inch wide-format UXGA and 30-inch WQXGA+ panels for desktop monitors. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2005, 2006 and 2007 in response to a notable rise in consumer acceptance and demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 19-inch wide-format, 32-inch wide-format, 37-inch wide-format, 42-inch wide-format, 47-inch wide-format and 52-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target larger-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate to a large extent the negative effect of price declines in 2005, 2006 and 2007 in most of our product categories. Our average selling price per panel for panels used in televisions, notebook computers and desktop monitors decreased by 15.5% from (Won)220,077 per panel in 2005 to (Won)185,893 in 2006 and further decreased by 6.6% to (Won)173,585 (US$185) in 2007.

Our product portfolio also includes small-size display panels for handheld application products, such as mobile phones and large-size display panels for industrial and other products, such as entertainment systems, automobile navigation systems, portable DVD players, digital photo displays and medical diagnostic equipment. Sales of our small and medium-size display panels, or panels smaller than ten inches, for these applications increased from 51.0 million in 2005 to 69.4 million in 2006 and 129.8 million in 2007, principally as a result of increased demand for handheld application products, portable DVD players and automobile navigation systems.

The following table sets forth our sales by product category for the periods indicated and sales revenues in each product category as a percentage of our total sales:

	Year Ended December 31,
	2005			2006			2007
Panels for	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)								(in millions of US$)
Televisions	(Won)	2,805	28%	(Won)	4,939	47%	(Won)	6,841	US$	7,310	48%
Notebook Computers		2,114	21		2,167	20		3,085		3,297	21
Desktop Monitors		4,740	47		2,907	27		3,709		3,963	26
Other Applications(1) (2)		417	4		611	6		717		767	5

Total	(Won)	10,076	100%	(Won)	10,624	100%	(Won)	14,352	US$	15,337	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automobile navigation systems, portable DVD players, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.

(2)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which were minimal for the year ended December 31, 2005 and the year ended December 31, 2007, respectively, but amounted to (Won)171.1 billion, or 1.6% of total revenue, for the year ended December 31, 2006.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2005		2006		2007
Panels for	Number of Panels(2)%		Number of Panels(2)%		Number of Panels(2)%
	(in thousands, except for percentages)
Televisions	6,168	6%	12,649	10%	18,616	9%
Notebook Computers	13,933	14	21,089	17	32,106	15
Desktop Monitors	23,787	24	20,125	16	27,827	13
Other Applications(1)	54,933	56	69,723	57	130,241	63

Total	98,821	100%	123,586	100%	208,790	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automobile navigation systems, portable DVD players, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.

(2)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.

The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price(1)
	Year Ended December 31,
	2005		2006		2007		2007
Televisions	(Won)	454,748	(Won)	390,457	(Won)	367,501	US$	393
Notebook Computers		151,687		102,752		96,078		103
Desktop Monitors		199,283		144,444		133,283		142
Other Applications(2)		7,585		8,769		5,505		6

(1)	Average selling price for each market represents sales per market divided by unit sales per market.

(2)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automobile navigation systems, portable DVD players, digital photo displays and medical diagnostic equipment.

The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 25.8% from US$2,097 per square meter of net display area in 2005 to US$1,555 in 2006 and further decreased by 14.9% to US$1,323 in 2007.

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

Income Taxes

We currently have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. In our evaluation of future utilization of income tax assets, if current results suggest that it is more likely than not that a portion or all of the deferred income tax assets will not be realized before their expiration, a valuation allowance will be recognized. The change in the valuation allowance in any period is included in the calculation of income tax provision. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and expiration of tax credits. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if our operations were sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. During the year ended December 31, 2007, we did not record any valuation allowance relating to our deferred income tax assets. During the year ended December 31, 2006, we recorded a recorded a valuation allowance of (Won)159.5 billion, which related to tax credits that were expected to expire based on our future taxable income projections.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries, bonuses and retirement payments to selling and administrative staff, research and development expenses, warranty expenses and shipping and handling cost. Research and development expenses consist primarily of salaries paid to research and development personnel at our research and development center in Anyang, Korea, and, to a lesser extent, expenses relating to the depreciation and maintenance of the equipment and materials used at the research and development center in Anyang, Korea.

Operating Results

TFT-LCD technology is currently the most widely used flat panel display technology and, according to DisplaySearch, TFT-LCD display products accounted for approximately 81.6% of total flat panel display market revenues in 2007. Since mass production of TFT-LCD products began in the 1990s, TFT-LCD has emerged as the dominant technology for notebook computers, captured increasing market share in desktop monitors and experienced high growth in penetrating the television market. This trend has primarily been driven by certain attractive physical (slimness, flatness, lighter weight, portability), electrical (lower power consumption, lower radiation) and visual (higher resolution, more stable picture quality, no flickering) attributes of TFT-LCD products. The increase in our sales from (Won)10,075.6 billion in 2005 to (Won)10,624.2 billion in 2006 and (Won)14,352.0 billion (US$15,336.6 million) in 2007 reflects the rapidly expanding TFT-LCD display market. Advances in TFT-LCD technology and broader applications for TFT-LCD display products continue to present new and profitable opportunities for TFT-LCD manufacturers. We continually adjust our product mix to include emerging large display area product categories which typically command higher prices. On an annual basis, our gross margin declined from 10.0% in 2005 to (2.7)% in 2006 due to unfavorable market conditions, principally decreases in our average selling prices. However, in 2007, our gross margin increased to 15.9% due primarily to successful implementation of our cost reduction strategies and increased demand for larger- and wider- sized panels, which more than offset decreases in our average selling prices.

All of our related party transactions are conducted on an arm’s-length basis. Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to 13.7% of our total purchases in 2005, 16.5% in 2006 and 23.6% in 2007. Our total purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries amounted to 14.5% of our total material, equipment and component purchases in 2005, 10.7% in 2006 and 5.2% in 2007. Our purchases from LG International and its subsidiaries as well as unaffiliated vendors depend primarily on the level of our capital expenditures.

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2005		%	2006		%	2007		2007		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Sales	(Won)	10,076	100%	(Won)	10,624	100%	(Won)	14,352	US$	15,337	100%
Cost of sales		9,070	90		10,910	103		12,072		12,901	84

Gross profit (loss)		1,006	10		(286)	(3)		2,280		2,436	16
Selling, general and administrative expenses		528	5		596	5		802		856	6

Operating income (loss)		478	5		(882)	(8)		1,478		1,580	10
Other income (expense)		(73)	(1)		(53)	(1)		75		80	1

Income (loss) before income taxes		405	4		(935)	(9)		1,553		1,660	11
Provision (benefit) for income taxes		(137)	(1)		(242)	(2)		209		223	2

Net income (loss)	(Won)	542	5%	(Won)	(693)	(7)%	(Won)	1,344	US$	1,437	9%

Comparison of 2007 to 2006

Sales

Our sales increased by 35.1% from (Won)10,624.2 billion in 2006 to (Won)14,352.0 billion (US$15,336.6 million) in 2007. Increases in unit sales of our large-size panels for televisions, notebook computers and desktop monitors were the primary contributing factors to this increase, offset by a decrease in the average selling price of our panels. In particular:

•	unit sales of 42-inch panels for televisions increased by 147.4% from 1.8 million panels in 2006 to 4.5 million panels in 2007;

•	unit sales of 32-inch panels for televisions increased by 85.6% from 3.5 million panels in 2006 to 6.5 million panels in 2007;

•	unit sales of 15.4-inch panels for notebook computers increased by 69.4% from 9.1 million panels in 2006 to 15.4 million panels in 2007; and

•	unit sales of 19-inch panels for desktop monitors increased by 76.2% from 6.2 million panels in 2006 to 11.0 million panels in 2007.

The total unit sales of panels for televisions increased by 47.2% from approximately 12.6 million in 2006 to 18.6 million in 2007. Total sales attributable to television panels increased by 38.5% from approximately (Won)4,938.9 billion in 2006 to (Won)6,841.5 billion in 2007. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price for our television panels in 2007.

The total unit sales of panels for notebook computers increased by 52.2% from approximately 21.1 million in 2006 to 32.1 million in 2007 and the total unit sales of panels for desktop monitors increased by 38.3% from approximately 20.1 million in 2006 to 27.8 million in 2007. Total sales attributable to panels for notebook computers increased by 42.4% from approximately (Won)2,166.9 billon in 2006 to (Won)3,084.7 billion in 2007, while total sales attributable to panels for desktop monitors increased by 27.6% from approximately (Won)2,906.9 billion in 2006 to (Won)3,708.9 billion in 2007. The increase in total sales of panels for notebook computers and desktop monitors is due primarily to increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price for our panels for notebook computers and desktop monitors in 2007.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for our major product categories from 2006 to 2007. The average selling price of panels for televisions decreased 5.9% from (Won)390,457 per panel in 2006 to (Won)367,501 (US$393) in 2007, the average selling price of panels for notebook computers decreased 6.5% from (Won)102,752 per panel in 2006 to (Won)96,078 (US$103) in 2007 and the average selling price of panels for desktop monitors decreased 7.7% from (Won)144,444 per panel to (Won)133,283 (US$142) over the same period.

Cost of Sales

Cost of sales increased by 10.7% from (Won)10,910.3 billion in 2006 to (Won)12,072.3 billion (US$12,900.5 million) in 2007. However, as a percentage of sales, cost of sales decreased from 102.7% in 2006 to 84.1% in 2007. The increase in our cost of sales in 2007 was attributable primarily to:

•	increases in raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, partially offset by our ongoing raw material cost reduction efforts; and

•

increases in depreciation expenses, resulting from the depreciation of P6 and P7, as well as the commencement of depreciation of our new module production plants in Wroclaw, Poland and Guangzhou, China, which began mass production in 2007.

As a percentage of our total cost of sales, raw material costs increased slightly from 2006 to 2007, whereas depreciation expenses decreased slightly over the same period.

Cost of sales per panel, which is derived by dividing total cost of sales by total number of panels sold, decreased by 34.5% from (Won)88,280 per panel in 2006 to (Won)57,820 (US$62) in 2007 due primarily to decreases in cost of raw materials, improved production efficiency, and decreases in fixed costs as a percentage of sales due to increase in sales. Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 31.6% from US$1,627 per square meter of net display area in 2006 to US$1,113 in 2007. In 2007, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, we recorded a gross profit of (Won)2,279.7 billion (US$2,436.1 million) in 2007 compared to a gross loss of (Won)286.1 billion in 2006 and our gross margin improved from (2.7)% to 15.9% in 2007 over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 34.5% from (Won)595.8 billion in 2006 to (Won)801.4 billion (US$856.4 million) in 2007. As a percentage of sales, our selling, general and administrative expenses generally remained the same and was 5.6% in each of 2006 and 2007. The increase in selling, general and administrative expenses in 2007 was attributable primarily to increases in:

•	salaries, bonuses and retirement payments, resulting from an increase in performance related compensation to executive officers and employees;

•	impairment cost of assets, primarily due to an impairment loss on tangible assets due to change in investment strategies relating to capital expenditures in new facilities;

•	warranty expenses, resulting from providing services and replacement parts for defective products sold to customers;

•	fee and commission expenses, primarily due to increases in legal fees related to our patent litigations; and

•	research and development expenses, resulting from an increase in research and development activities.

The following table shows selling, general and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2007:

	Year Ended December 31,
	2006		2007
	(in billions of Won)
Salaries and bonus	(Won)	67.8	(Won)	116.1
Retirement allowance		5.6		8.5
Employee benefit		9.8		13.0
Transportation		188.8		194.1
Depreciation		7.0		15.0
Insurance		5.3		5.2
Travel		9.3		10.0
Fee and commission		71.8		95.7
Advertising		24.1		30.4
Sales promotion		11.3		17.5
Overseas market development		5.3		6.3
Research and development		81.2		102.8
Warranty		46.0		77.9
Others		62.5		108.9

Total	(Won)	595.8	(Won)	801.4

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, we recorded an operating income of (Won)1,478.3 billion (US$1,579.7 million) in 2007 compared to an operating loss of (Won)881.8 billion in 2006. Our operating margin improved from (8.3)% to 10.3% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense), net foreign exchange gain (loss) and income from legal settlement. We recorded a total other income of (Won)75.0 billion (US$80.1 million) in 2007 compared to a total other expense of (Won)53 billion in 2006, primarily due to:

•

(Won)146.6 billion (US$156.7 million) of income we recorded in 2007, compared to none in 2006, from the legal settlement we reached in 2007 with Chunghwa Picture Tubes, a further discussion on which is included under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”; and

•	an increase in net foreign exchange gain from (Won)52.4 billion in 2006 to (Won)71.0 billion (US$75.9 million) in 2007 as a result of appreciation of the Korean Won against the U.S. dollar.

The effect of increases in income from legal settlement and net foreign exchange gain was partially offset by an increase in net interest expense from (Won)140.3 billion in 2006 to (Won)148.3 billion (US$158.5 million) in 2007, primarily due to a significant increase in interest expense from (Won)169.6 billion in 2006 to (Won)206.7 billion (US$220.8 million) in 2007 reflecting increased levels of long-term debt over the same period.

Benefit for Income Taxes

We reported income tax expense of (Won)208.9 billion (US$223.2 million) in 2007 and income tax benefit of (Won)242.1 billion in 2006. This change was primarily due to the income before income taxes we generated in 2007 compared to the loss before income taxes that we recorded in 2006.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, we recorded a net income of (Won)1,344.4 billion (US$1,436.6 million) in 2007 compared to a net loss of (Won)692.8 billion in 2006.

Comparison of 2006 to 2005

Sales

Our sales increased by 5.4% from (Won)10,075.6 billion in 2005 to (Won)10,624.2 billion in 2006. Increases in unit sales of our large-size panels for televisions were the primary contributing factors to this increase, offset by decreases in unit sales of our large-size panels for desktop monitors and a decrease in the average selling price of our panels. In particular:

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

While the total unit sales of panels for notebook computers increased by 51.4% from approximately 13.9 million in 2005 to 21.1 million in 2006, the total unit sales of panels for desktop monitors decreased by 15.4% from approximately 23.8 million in 2005 to 20.1 million in 2006. Total sales attributable to panels for notebook computers increased by 2.5% from approximately (Won)2,113.5 billon in 2005 to (Won)2,166.9 billion in 2006, while total sales attributable to panels for desktop monitors decreased by 38.7% from approximately (Won)4,740.4 billion in 2005 to (Won)2,906.9 billion in 2006. The increase in total sales of panels for notebook computers is due primarily to growing market demand for larger-sized panels, particularly 15.4-inch wide-format for notebook computers. The decrease in total unit sales of panels for desktop monitors primarily reflected our strategic capacity allocation among desktop monitor and notebook computer markets based on our assessment of the relative profitability of notebook computer display panels compared with display panels for desktop monitors.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for our major product categories from 2005 to 2006. The average selling price of panels for televisions decreased 14.1% from (Won)454,748 per panel in 2005 to (Won)390,457 in 2006, the average selling price of panels for notebook computers decreased 32.3% from (Won)151,687 per panel in 2005 to (Won)102,752 in 2006 and the average selling price of panels for desktop monitors decreased 27.5% from (Won)199,283 per panel to (Won)144,444 over the same period.

Cost of Sales

Cost of sales increased by 20.3% from (Won)9,069.8 billion in 2005 to (Won)10,910.3 billion in 2006. As a percentage of sales, cost of sales increased from 90.0% in 2005 to 102.7% in 2006. The increase in our cost of sales in 2006 was attributable primarily to increases in:

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

Cost of sales per panel, which is derived by dividing total cost of sales by total number of panels sold, decreased by 3.8% from (Won)91,780 per panel in 2005 to (Won)88,280 in 2006 reflecting our ongoing cost reduction efforts, particularly in managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers and increases in unit sales of other small and medium-sized application products, which are generally less costly to produce than panels in our other product categories. Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 14.6% from US$1,904 per square meter of net display area in 2005 to US$1,627 in 2006. In 2006, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, we recorded a gross loss of (Won)286.1 billion in 2006 compared to a gross profit of (Won)1,005.7 billion in 2005 and our gross margin declined from 10.0% to (2.7)% in 2006 over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 12.8% from (Won)528.1 billion in 2005 to (Won)595.8 billion in 2006. As a percentage of sales, our selling, general and administrative expenses increased from 5.2% in 2005 to 5.6% in 2006. The increase in selling, general and administrative expenses in 2006 was attributable primarily to increases in:

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

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, we recorded an operating loss of (Won)881.8 billion in 2006 compared to an operating income of (Won)477.6 billion in 2005. Our operating margin decreased from 4.7% to (8.3)% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). Our total other expense decreased by 27.1% from (Won)72.7 billion in 2005 to (Won)53.0 billion in 2006, primarily due to:

•

change from net foreign exchange loss of (Won)23.6 billion in 2005 to net foreign exchange gain of (Won)52.4 billion in 2006 as a net result of a (Won)91.2 billion foreign currency translation gain in 2006 due to appreciation of the Korean Won against the U.S. dollar and our use of foreign exchange forward contracts which mitigated the impact of foreign currency gains; and

•	an increase in royalty income from patent licensing arrangements.

The effect of net foreign exchange gain and an increase in royalty income was partially offset by an increase in net interest expense from (Won)56.9 billion in 2005 to (Won)140.3 billion in 2006 primarily due to a significant increase in interest expense from (Won)107.5 billion in 2005 to (Won)169.6 billion in 2006 reflecting increased levels of long-term debt over the same period and a decrease in capitalization of interest.

Benefit for Income Taxes

We reported income tax benefit of (Won)242.1 billion in 2006 and (Won)136.7 billion in 2005. This change was primarily due to the loss before income taxes we recorded in 2006 compared to the income before income taxes that we generated in 2005 and the effects of our application of (Won)113.0 billion in investment tax credit.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, we recorded a net loss of (Won)692.8 billion in 2006 compared to a net income of (Won)541.6 billion in 2005.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of cash have been cash flow from our operating activities and debt and equity financing. We had cash and cash equivalents of (Won)1,579.4 billion, (Won)954.4 billion and (Won)1,196.4 billion (US$1,278.5 million) as of December 31, 2005, 2006 and 2007, respectively. We also had short-term financial instruments of (Won)785.0 billion (US$838.9 million) as of December 31, 2007. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabs and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements, servicing our debt payments and payment of technology license fees. We expect our cash requirements for 2008 to be primarily for capital expenditures and repayment of maturing debt.

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

Our net cash provided by operating activities amounted to (Won)2,108.7 billion in 2005, (Won)1,866.0 billion in 2006 and (Won)3,309.0 billion (US$3,536.0 million) in 2007. The increase in net cash provided by operating activities in 2007 was due primarily to the increase in net income in 2007, while the decrease in net cash provided by operating activities in 2006 was due primarily to the net loss in 2006. We recorded net income of (Won)1,344.4 billion (US$1,436.6 million) in 2007 compared to net loss of (Won)692.8 billion in 2006. Accounts receivable decreased by (Won)409.1 billion in 2006, due primarily to a decrease in the average collection period of accounts receivable and an increase in accounts receivable sales on non-recourse basis, such as asset-backed commercial paper, accounts receivable factoring and invoice discount, but increased by (Won)1,446.4 billion (US$1,545.7 million) in 2007, due primarily to a significant increase in sales during the fourth quarter of 2007 and a decrease in off-balance sheet financing activities as a result of an increase in our net cash provided by operating activities. Inventories increased by (Won)362.0 billion in 2006, primarily as a result of change in transportation method from air to sea for certain regions as a cost reduction measure, but decreased by (Won)227.7 billion (US$243.3 million) in 2007, primarily due to an increase in demand and a shortage in supply of TFT-LCD panels.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabs and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. We began mass production at P4 in March 2002 and at P6 in August 2004 and at P7 in January 2006. In

2006, the change in transportation method from air to sea for certain regions as a cost reduction measure contributed to a 52.5% increase in our inventory levels from year-end 2005. In 2007, an increase in demand and a shortage in supply of TFT-LCD panels contributed to a 21.7% decrease in our inventory levels from year-end 2006. Inventories comprised the following for the periods indicated:

	As of December 31,
	2005		2006		2007		2007
	(in billions of Won and millions of US$)
Finished Goods	(Won)	328.8	(Won)	571.8	(Won)	453.0	US$	484.1
Work in process		166.9		264.4		208.7		223.0
Raw Materials		193.9		215.4		162.2		173.3

Total	(Won)	689.6	(Won)	1,051.6	(Won)	823.9	US$	880.4

Our net cash used in investing activities amounted to (Won)4,197.9 billion in 2005, (Won)3,067.2 billion in 2006 and (Won)2,382.1 billion (US$2,545.5 million) in 2007. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to (Won)4,166.2 billion, (Won)3,076.0 billion and (Won)1,577.3 billion (US$1,685.5 million) in 2005, 2006 and 2007, respectively. We intend to fund our capital requirements associated with capacity expansion projects and the construction of P8 in our Paju Display Cluster with cash flow from operations and other financing activities, such as external long-term borrowings or securities offerings. Through the end of 2007, we had used internally generated cash and long-term financing to fund our construction projects.

We currently expect our capital expenditures on a delivery basis to be approximately (Won)3.0 trillion and our cash outflows for capital expenditures to be approximately (Won)2.5 trillion in 2008, primarily to fund the construction of P8 and improvements to our pre-existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to (Won)2,307.7 billion in 2005 and (Won)576.6 billion in 2006, and our net cash used in financing activities amounted to (Won)682.5 billion (US$729.3 million) in 2007. The net cash used in financing activities in 2007 reflects primarily repayment of US$475.0 million of convertible bonds, repayment of (Won)300.0 billion of domestic debentures and repayment of US$200.0 million of U.S. dollar-denominated floating rate notes, as well as prepayment of other long-term loans and debentures. The net cash used in these financing activities was partially offset by proceeds from the issuance of convertible bonds of US$550.0 million and long-term loans of US$300.0 million, €70.0 million and (Won)4.3 billion, respectively. We did not declare or pay any dividends in respect of the fiscal years ended December 31, 2001 through 2006. On February 29, 2008, we declared a cash dividend of (Won)268.4 billion to our shareholders of record as of December 31, 2007 and distributed the cash dividend to such shareholders on March 21, 2008.

We had a total of (Won)309.0 billion, (Won)250.1 billion and (Won)4.7 billion (US$5.0 million) of short-term borrowings outstanding as of December 31, 2005, 2006 and 2007, respectively. The weighted average interest rate under the terms of these short-term borrowings was 3.7% as of December 31, 2007. All of our short-term borrowings are loans from foreign banks extended to our subsidiaries.

We have in place revolving credit facilities and overdraft agreements with various banks. As of December 31, 2007, we maintained long-term revolving credit facilities with certain banks in the aggregate amount of approximately (Won)293.8 billion. We had no amount outstanding under the long-term revolving credit facilities as of December 31, 2007. In January 2008, the term expired for (Won)100.0 billion of drawable amount under the long-term revolving credit facilities, reducing the aggregate drawable amount under the revolving credit facilities to (Won)193.8 billion. We also maintain overdraft agreements with various banks in the amount of (Won)59.0 billion that are renewable on a yearly basis. There were no drawdowns under these agreements as of December 31, 2007. In addition, as of December 31, 2007, we maintained U.S. dollar-denominated accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$1,143.5 million. As of December 31, 2007, we had no amount outstanding under the accounts receivable negotiating facilities. In March 2007, our subsidiary in Wroclaw, Poland entered into a long-term loan credit facility with a syndicate of banks in the amount of €140.0 million. In October 2007, we cancelled €50.0 million drawable under the long-term loan credit facility. As of December 31, 2007, €70.0 million was drawn on the long-term loan credit facility. In March 2008, we cancelled €20.0 million drawable under the long-term loan credit facility. In December 2007, our subsidiary in Guangzhou, China entered into a long-term loan credit facility with Bank of China in the amount of US$70.0 million. As of December 31, 2007, approximately US$10.0 million was drawn on the long-term credit loan facility.

As of December 31, 2007, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)3,453.5 billion (US$3,690.4 million), primarily consisting of (Won)1,772.2 billion of Korean Won-denominated debentures, US$550.0 million convertible bonds, US$977.7 million of U.S. dollar-denominated long-term loan, (Won)128.1 billion of Korean Won-denominated long-term loan, €70.0 million of Euro-denominated long-term loan and RMB100.0 million of RMB-denominated long-term loan. In April 2007, we issued US$550 million of zero coupon convertible bonds due 2012. The bonds are convertible into shares of our common stock by the holders of the bonds on or after April 19, 2008 at the adjusted conversion price of (Won)48,760 per share. The conversion price, which was initially (Won)49,070 per share, was adjusted to (Won)48,760 per share after the approval of a cash dividend of (Won)268.4 billion at the annual general meeting of shareholders on February 29, 2008.

As of December 31, 2007, US$150.0 million of our US$977.7 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations and another US$150.0 million of such borrowings are hedged against foreign exchange rate and interest rate fluctuations.

We issued (Won)250 billion principal amount of five-year debentures in October 2003, (Won)300 billion principal amount of five-year debentures in May 2004, (Won)300 billion principal amount of five-year debentures in November 2004, (Won)400 billion principal amount of five-year debentures in March 2005, (Won)200 billion principal amount of five-year debentures in December 2005, (Won)200 billion principal amount of five-year debentures in May 2006 and (Won)200 billion principal amount of five-year debentures in June 2006. We did not issue any domestic debentures in 2007.

Terms of some of our long-term debts contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations.

Our debt obligations as of December 31, 2007 are set forth below:

Short-Term Debt Obligations as of December 31, 2007
Borrower	Date of Issuance	Securities	Amount as of December 31, 2007 (in billions of Won)		Original Principal Amount (in millions of Japanese Yen)	Principal Underwriters or Purchasers	Maturity
LG.Philips LCD Japan	12/28/97	Short-term loan	(Won)	5	¥556	Mizuho Bank and Bank of Tokyo-Mitsubishi UFJ	1/04/08

	Sub-total		(Won)	5

Long-Term Debt Obligations as of December 31, 2007
Borrower	Date of Issuance	Securities	Amount as of December 31, 2007 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$, Euro and Chinese RMB)		Principal Underwriters or Purchasers or Lenders	Maturity
LG Display	10/2/03	Debentures	(Won)	249	(Won)	250	SK Securities Co., Ltd., Woori Investment & Securities	10/2/08

LG Display	5/13/04	Debentures	(Won)	269	(Won)	300	SK Securities Co., Ltd., Woori Investment & Securities, Korea Investment & Securities Co., Ltd.	5/13/09

LG Display	11/23/04	Debentures	(Won)	257	(Won)	300	Woori Investment & Securities, SK Securities Co., Ltd., Daewoo Securities Co., Ltd.	11/23/09

LG Display	3/21/05	Debentures	(Won)	397	(Won)	400	Woori Investment & Securities, Hanwha Securities Co.Ltd.	3/21/10

LG Display	12/14/05	Debentures	(Won)	200	(Won)	200	National Agricultural Cooperative Federation	12/14/10

Long-Term Debt Obligations as of December 31, 2007
Borrower	Date of Issuance	Securities	Amount as of December 31, 2007 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$, Euro and Chinese RMB)		Principal Underwriters or Purchasers or Lenders	Maturity
LG Display	5/29/06	Debentures	(Won)	200	(Won)	200	Hana Bank	5/30/11

LG Display	6/23/06	Debentures	(Won)	200	(Won)	200	Woori Bank	6/23/11

LG Display	8/28/03	Long Term Loan	(Won)	20	(Won)	59	Export-Import Bank of Korea	2/28/08-8/28/08

LG Display	2/10/04	Long Term Loan	(Won)	29	(Won)	59	Export-Import Bank of Korea	2/10/08-2/10/09

LG Display	7/28/05 -12/27/07	Long Term Loan	(Won)	19	(Won)	19	Shinhan Bank	9/15/09-12/15/15 *5 year grace and 5 year installment payment

LG Display	3/30/06	Long Term Loan	(Won)	60	(Won)	150	Korea Development Bank	6/30/08-3/30/10

LG Display	4/18/07	Convertible Bonds	(Won)	527	US$	550	Morgan Stanley	4/18/12 *Put option on 4/18/10

LG Display	12/14/04	Long Term Loan	(Won)	11	US$	48	Export-Import Bank of Korea	6/14/08-12/14/08

LG Display	3/30/05 - 9/29/05	Long Term Loan	(Won)	28	US$	150	Korea Development Bank	3/31/08-12/20/08

LG Display	5/19/06 - 7/24/06	Long Term Loan	(Won)	188	US$	200	Kookmin Bank and other financial institutions	5/19/11

LG Display	8/28/06	Long Term Loan	(Won)	188	US$	200	Kookmin Bank	8/29/11

LG Display	9/28/06	Long Term Loan	(Won)	94	US$	100	Mizuho Corporate Bank	9/28/11

LG Display	1/31/07	Long Term Loan	(Won)	94	US$	100	Bank of Tokyo- Mitsubishi UFJ	1/31/12

LG Display	3/14/07	Long Term Loan	(Won)	47	US$	50	Export-Import Bank of Korea	9/14/10-3/14/13 *3 year grace and 3 year installment payment

LG Display	3/28/07	Long Term Loan	(Won)	131	US$	140	Korea Development Bank	3/28/12

Long-Term Debt Obligations as of December 31, 2007
Borrower	Date of Issuance	Securities	Amount as of December 31, 2007 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$, Euro and Chinese RMB)	Principal Underwriters or Purchasers or Lenders	Maturity
LG.Philips LCD Nanjing	3/14/03- 11/06/06	Long Term Loan	(Won)	140	RMB 100 US$ 136	Bank of China, Industrial and Commercial Bank of China and other financial institutions	3/13/08-11/22/10

LG Display Poland	4/04/07- 9/22/07	Long Term Loan	(Won)	96	EUR 70	Societe Generale, Kookmin Bank and other financial institutions	4/04/10-4/04/13 *3 year grace and 13 quarterly repayment

LG.Philips LCD Guangzhou	12/12/07	Long Term Loan	(Won)	9	US$ 10	Bank of China	3/12/10-12/12/11 *2 year grace and 8 quarterly installment

	Sub-total		(Won)	3,453

Current portion of long-term debt obligation			(Won)	409

Long-term debt, excluding current portion of long-term debt			(Won)	3,044

Debt obligation			(Won)	3,458

*	Current portion of long-term debt

In March 2007, we entered into a guarantee agreement with a syndicate of banks in connection with a €140.0 million term loan credit facility our subsidiary in Wroclaw, Poland entered into. As of December 31, 2007, we were obligated to guarantee the payment obligation of our Poland subsidiary in the amount of €90.0 million. Other than the foregoing, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2007.

Set forth below are the aggregate amounts, as of December 31, 2007, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	3,450,074	(Won)	410,279	(Won)	1,293,081	(Won)	1,700,140	(Won)	46,574
Operating Leases		2,757		1,461		1,203		93		—
Fixed License Payment		161,431		32,694		37,461		36,510		54,766

Total Obligations	(Won)	3,614,262	(Won)	444,434	(Won)	1,331,745	(Won)	1,736,743	(Won)	101,340

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)47.1 billion in 2005, (Won)30.1 billion in 2006 and (Won)30.1 billion (US$32.2 million) in 2007, representing 12.9% of our research and development expenses in 2005, 6.9% in 2006 and 7.3% in 2007. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Material Related Party Transactions

We engage from time to time in a variety of transactions with related parties. See “Item 7.B. Related Party Transactions.”

We sell TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis. Pricing and other principal terms of the sales to LG Electronics are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)1,821.5 billion, or 18.1% of our sales, in 2005, (Won)1,729.3 billion, or 16.3% of our sales, in 2006 and (Won)2,516.9 billion (US$2,689.6 million), or 17.5% of our sales, in 2007.

We also sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)1,323.6 billion, or 13.1% of our sales, in 2005, (Won)1,331.4 billion, or 12.5% of our sales, in 2006 and (Won)1,704.3 billion (US$1,821.2 million), or 11.9% of our sales, in 2007.

We also purchase materials, including backlight units and driver integrated circuits, from Philips Electronics under a volume and price agreement. These purchases amounted to (Won)52.2 billion, (Won)74.6 billion and (Won)13.8 billion (US$14.7 million) in 2005, 2006 and 2007, respectively. These amounts include purchases from Philips Electronics’ semiconductor division until September 2006, which, as of October 2006, is no longer a division of Philips Electronics.

We sell our products to certain subsidiaries of LG International in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries on an aggregate basis amounted to 7.4%, 9.0% and 8.3% in 2005, 2006 and 2007, respectively. We sell our products to LG International and its subsidiaries at a market price determined on an arm’s-length basis.

In addition, we procure a portion of our production materials, supplies and services from LG International’s overseas subsidiaries in Japan, Europe and the United States. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are determined on an arm’s-length basis. Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries amounted to (Won)1,338.1 billion, or 14.5% of our total purchases, in 2005, (Won)1,006.1 billion, or 10.7%, in 2006 and (Won)429.4 billion (US$458.9 million), or 5.2%, in 2007. We also purchase raw materials, supplies and services necessary for our production process from LG Electronics and its affiliated companies, including LG Chem Ltd. and LG Micron Ltd. Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,258.6 billion, or 13.7% of our total purchases in 2005, (Won)1,551.1 billion, or 16.5%, in 2006 and (Won)1,958.5 billion (US$2,092.9 million), or 23.6%, in 2007. In addition, on December 28, 2007, we entered into an agreement with LG Electronics to acquire LG Electronics’ AMOLED business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. We paid a purchase price of (Won)4.6 billion for the AMOLED business, which was paid in cash in two installments.

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

In 2007, we received a tax benefit of (Won)23.6 billion (US$25.2 million), or 1.5% of income before income taxes, as a result of Philips Electronics’ 30.1% weighted average ownership in us in 2007. Until 2008, we will lose 0.1375% of the tax exemption benefit with respect to net income generated from our TFT-LCD business for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate applicable to us is the same as that in 2007.

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

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2007, we had available deferred tax assets related to these credits in the amount of (Won)403.7 billion (US$431.4 million), which may be utilized against future income tax liabilities through 2012.

Recognition of Deferred Income Tax Assets

We recognize deferred income tax assets (net of valuation allowance) to the extent that, in the judgment of management, utilization of the related tax benefits before their expiration is more likely than not. Our ability to utilize the future tax benefits related to our deferred tax assets depends on many factors, including an assessment of our ability to generate taxable income, the overall industry outlook and the outlook for the Korean economy. We value our deferred income tax assets on an ongoing basis, and make valuation allowances if, in our assessment, current results suggest that it is more likely than not that a portion or all of our deferred income tax assets will not be realized before their expiration. We determined that no valuation allowance was required as of December 31, 2005 and as of December 31, 2007. Conversely, we have determined that valuation allowance was required as of December 31, 2006 based on forecasted expiration of tax and investment credits.

As of December 31, 2007, we had (Won)495.8 billion (US$529.8 million) in net deferred income tax assets, including unused investment tax credits of (Won)403.7 billion (US$431.4 million), which may be used to reduce tax payable through 2012.

Recent U.S. GAAP Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

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

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115 (“SFAS 159”). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, we may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. SFAS 159 permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under U.S. GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer in a business combination should recognize and measure identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of their first annual reporting period beginning on or after December 15, 2008. We do not believe that the adoption of SFAS 141R will have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not believe that the adoption of SFAS 160 will have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair values of derivative instruments and their gains and losses;

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently in the process of evaluating the impact of adopting this standard.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)564.7 billion in 2005, (Won)737.6 billion in 2006 and (Won)565.2 billion (US$604.0 million) in 2007, representing 5.6% of our sales in 2005, 6.9% in 2006 and 3.9% in 2007. Included in these figures are product development costs directly associated with production at our fabrication facilities and module production plants, excluding depreciation expense, as well as research and development expenses, excluding depreciation expense, in the aggregate amount of (Won)353.7 billion in 2005, (Won)418.2 billion in 2006 and (Won)392.6 billion (US$419.5 million) in 2007, and capital expenditures related to research and development and manufacturing for research and development test runs in the amount of (Won)211.0 billion in 2005, (Won)319.4 billion in 2006 and (Won)172.6 billion (US$184.4 million) in 2007.

Our research and development activities primarily focus on the development of new and improved products. For example, in 2003, we successfully developed External Electrode Fluorescent Lamp, or EEFL, technology. EEFLs reduce the number of transformers required in inverter or backlight systems, thereby reducing material costs related to driver integrated circuits and making our assembly line more efficient. We also succeeded in developing the first 30-inch wide-format EEFL television panel in the world in 2004. Through the successful development of EEFL technology, we have achieved high cost reduction and greater efficiency in the production of our backlight systems. We also developed the largest 20.1-inch LTPS AMOLED in the world at the time in 2004, which was presented at FPD International 2004, an annual exhibition of flat panel displays. In addition, we developed a 15-inch display panel for notebook computers with the world’s lowest power consumption and the highest brightness, as well as the world’s largest 47-inch LED backlight TFT-LCD panel, at the time in 2005. We also succeeded in developing a TFT-LCD panel with 68.7 billion colors in 2005. In 2006, we developed a 100-inch panel for televisions, the largest TFT-LCD panel in the world at the time, and a 2-inch Quarter Video Graphic Array display panel with a thickness of 1.3 mm for mobile phones, the thinnest TFT-LCD panel in the world at the time. During the same year, we also developed a TFT-LCD panel that captured the world’s best motion picture response time of 4.6ms. In 2007, we developed the world’s first 15.4-inch wide LED-applied display panel for notebook computers, the world’s largest LED-applied panel for notebook computers at the time and we also developed the world’s first and largest 24-inch Twisted Nematic monitor at the time that achieved a 92% color gamut. We also succeeded in developing the world’s first In Plane Switching, or IPS, monitor featuring a 102% wide color gamut, in sizes of 26 inches and 30 inches, in 2007. IPS is a key technology that allows for increased viewing angles for large-size display panels.

We believe that the trends for display products in the future are the widespread use of affordable large-size flat panel products with higher performance qualities and the use of different types of display products for a variety of purposes, such as using flexible display panels in a range of products or using large-size display panels for public display or advertising. To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. Accordingly, we have developed long-term alternative technologies, such as LED backlight technology, which is thin and light and is expected to provide reduced power consumption using environmentally friendly components. We have also developed copper line technology, a cutting edgy technology that takes advantage of copper’s low electrical resistance to improve the transmission of video signals even across large-sized TFT-LCD screens, resulting in sharp image quality with minimal distortion. We were the first company to apply copper line technology to high-resolution TFT-LCD panels. We are also further developing 120Hz driving technology based on copper line and other new circuit algorithms. 120Hz driving technology decreases motion blur by doubling the speed of the usual frame rate. Using this technology, we developed high-resolution TFT-LCD panels for televisions, ranging in size from 32 inches to 52 inches. In addition, in continual cooperation with our television end-brand customers, we have developed various mounting technologies, such as “user direct mounting” and through-hole mounting technology, to provide more mounting options and further enhance the marketability of their products. In order to stay technologically ahead in the TFT-LCD industry, we are focusing on evolving our existing display panels so that they become slimmer and narrower and become more environmentally friendly by using less power. In 2006, we developed a low power consumption technology that allows TFT-LCD panels to operate on approximately 30% less power on average, depending on the media content, than before. In the 2007 International Consumer Electronics Show held in Las Vegas in January 2007, we displayed a TFT-LCD panel that uses a cold cathode fluorescent lamp, or CCFL, backlight unit and that is 14.3 mm in thickness, which is significantly slimmer than the conventional TFT-LCD panel employing CCFL that is 35.5 mm in thickness. In the 2008 International Consumer Electronics Show held in Las Vegas in January 2008, we displayed a TFT-LCD panel using an LED backlight unit, which is 9.9 mm in thickness. In March 2008, we began the mass production of TFT-LCD panels that are 19.8 mm in thickness, which are slimmer than conventional TFT-LCD panels, which are 35.5 mm in thickness.

At the same time, we plan to develop new markets for public display panels so that, for example, they can be used as part of interior design or for public advertising purposes, such as “multi-view” TFT-LCD panels, which would allow viewers to enjoy different images from the same display panel depending on the angle each viewer is viewing from. In addition, as the product lifecycle of flat panel displays is approaching maturity, we plan to further focus on developing a next generation flat panel display technology, such as AMOLED, that can replace existing liquid crystal display panels or plasma display panels. AMOLED is considered a next generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. In February 2006, we entered into two agreements, a strategic alliance agreement and an evaluation agreement for AMOLED development with Kodak. Pursuant to these agreements, we and Kodak are jointly evaluating display technologies for mobile displays and considering other opportunities, including the development and supply of AMOLED technology and products. In addition, we have already established ourselves as the leading developer of flexible displays. In 2005, we developed the world’s first flexible mono electrophoretic display, or EPD, that uses a stainless foil for the substrate. In 2006, we displayed the world’s largest flexible mono EPD at the time during the 2006 Society for Information Display Conference held in San Francisco in June 2006. In 2007, we developed the world’s first flexible AMOLED that uses amorphous silicon, which was selected as one of the best inventions of 2007 by Time Magazine, and the world’s first flexible color e-book with video graphics array resolution. In 2008, we developed a flexible color e-book with the world’s highest resolution. Our current plan is to begin production of the world’s first flexible mono e-newspaper during the second half of 2008.

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

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2007, we employed 1,479 personnel in our research and development department.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

We currently hold a total of 8,196 patents, including 4,434 in Korea, 2,254 in the United States, 321 in China, 306 in Great Britain, 255 in Japan and 236 in Taiwan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2008 to 2023.

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

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)47.1 billion in 2005, (Won)30.1 billion in 2006 and (Won)30.1 billion (US$32.2 million) in 2007, representing 12.9% of our research and development expenses in 2005, 6.9% in 2006 and 7.3% in 2007. We received US$26.3 million, US$24.9 million and US175.0 million in license fees from third parties, in 2005, 2006 and 2007, respectively, which amounts are recognized as an offset account against license-related prepaid expenses.

LG LCD, our predecessor, entered into a license agreement with the Lemelson Foundation in July 1999 for a non-exclusive, non-transferable license under certain patents owned by the Lemelson Foundation relating to the magnification process we utilize in our TFT-LCD manufacturing process. LG LCD paid a lump-sum license fee, and its rights under the license agreement were assigned to us following the formation of the joint venture. Our license agreement with Lemelson Foundation will expire upon the last to expire of the patents filed by Lemelson Foundation on or before July 30, 1999. The license agreement is subject to early termination in the event of a material breach of the terms and covenants of the agreement.

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

We entered into a license agreement with Semiconductor Energy Laboratory Co., Ltd., or SEL, in October 2005 for a non-exclusive and non-transferable license under certain patents relating to amorphous silicon thin film transistor technology for use in the development, manufacture and sale of certain TFT-LCD products and for a cross license under certain patents relating to LTPS AMOLED technology for use in the development, manufacture and sale of certain LTPS AMOLED products. Under the license agreement, we are obligated to make ten annual payments to SEL starting in 2006. Pursuant to this agreement, we also granted SEL a royalty-free, non-exclusive and non-transferable license under patents that we own solely or jointly with other parties. Our license agreement with SEL expires in December 2015.

We entered into a license agreement with Seiko Precision Inc. in October 2001 for an exclusive, non-transferable license, with sub-licensing rights, under certain patents relating to amorphous silicon thin film transistor array substrates to use the technology in the manufacture and sale of certain TFT-LCD products. We paid a lump-sum license fee for our rights under the agreement, and are obligated to share with Seiko any sub-licensing fees and royalties we receive from third parties exceeding a certain amount. Our license with Seiko Precision expires in February 2009 and is subject to termination in the event of a material breach of the terms of the agreement.

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

We entered into a license agreement with Honeywell International Inc. and Honeywell Intellectual Properties Inc. in March and October 2003 for a non-exclusive, non-transferable license under a patent relating to certain diffuser and flicker-free technology used for liquid crystal displays to use the technology in the manufacture and sale of certain TFT-LCD products. The agreement provides for an upfront license fee and a fixed annual payment for each of the five years after the effective date. We have no sub-licensing or enforcement rights under the agreement. Our license agreement with Honeywell International expires in July 2012 and our license agreement with Honeywell Intellectual Properties expires in December 2008. We also entered into a license agreement with Honeywell Intellectual Properties Inc. in May 2006 for a non-exclusive, non-transferable license under patents relating to various technologies used for liquid crystal displays to use the technology in the manufacture and sale of certain TFT-LCD products. The agreement, which expires upon the expiration of the last patent to be licensed to us in September 2023, provides for a lump-sum payment of license fee by us. We have no sub-licensing or enforcement rights under the agreement.

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

In November 2007, Chunghwa Picture Tubes and we entered into a settlement agreement providing for dismissal of all pending claims against each other and a cross-licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes agreed to make a settlement payment to us as compensation. The agreements expire in September 2014.

We entered into a license agreement with Kodak in March 2008 for a non-exclusive, non-transferable license under a patent relating to technology for OLED displays and modules. The agreement, which expires in December 2010, provides for a running royalty for each product we produce using the licensed technology. The agreement is subject to termination in the event of a material breach of the terms of the agreement.

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. In 2007, we received US$175.0 million in license fees under such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

Historically, we had not engaged in any material off-balance sheet financing activities to finance our operations or expansion. In September 2004, we entered into a revolving asset-backed commercial paper program of up to US$300 million using selected accounts receivable of our four sales subsidiaries in Germany, Taiwan, Japan and the United States. In April 2006, the limit of the revolving asset-backed commercial paper program was increased to US$450 million, but was, however, decreased to US$350 million in May 2007. We have used the proceeds from this financing to reduce the payment terms of our sales subsidiaries’ accounts payable and to meet working capital needs. As of December 31, 2007, we had no amount outstanding under the revolving asset-backed commercial paper program and in March 2008, we terminated the program.

Since the second half of 2006, our overseas sales subsidiaries have entered into factoring arrangements. We had no amount outstanding under the factoring arrangements as of December 31, 2007. In June 2006, our sales subsidiary in Shanghai, China entered into a forfeiting arrangement of up to US$200 million using its accounts receivable backed by letter of credit. In October 2006, we entered into an accounts receivable purchase facility of up to US$600 million using selected accounts receivable of our sales subsidiaries in the United States, Germany, Hong Kong and Shanghai, China. As of December 31, 2007, we had no amount outstanding under the accounts receivable purchase facility and the forfeiting arrangement.

As of December 31, 2007, payment guarantees were provided to us by ABN AMRO Bank amounting to US$8.5 million relating to deferred tax payments in Poland. As of December 31, 2007, payment guarantees were provided to our subsidiary in Japan by Bank of Tokyo-Mitsubishi UFJ amounting to ¥1,300 million and to our subsidiary in Taiwan by ABN AMRO Bank amounting to US$4 million, respectively, relating to their local tax payments.

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

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and nine directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Our articles of incorporation also require that we elect either a single representative director or two joint representative directors. If we elect to have two joint representative directors, one representative director will serve as chief executive officer and the other representative director will serve as chief financial officer. Under the Korean Commercial Code and our articles of incorporation, joint representative directors are authorized to jointly represent us in activities relating to our business. A representative director of a company established in

Korea is authorized to represent and act on behalf of such company and has the power to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more “joint” representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). All representative directors are selected from among the non-outside directors. See “Item 7.A. Major Shareholders” for a more detailed discussion of the shareholding structure and arrangements between our two major shareholders in electing the non-outside directors.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Ingoo Han	October 15, 1956	Director	July 2004	February 2010	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology

Dongwoo Chun	January 15, 1945	Director	March 2005	February 2011	Outside Director, Pixelplus

Bruce I. Berkoff	August 13, 1960	Director	February 2008	February 2011	Chairman, LCD TV Association

Yoshihide Nakamura	October 22, 1942	Director	February 2008	February 2011	President and Chief Executive Officer, ULDAGE Inc.

William Y. Kim	June 6, 1956	Director	February 2008	February 2011	Partner, Ropes & Gray LLP

Our Non-Outside Directors

Our non-outside directors are:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	February 2007	February 2010	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	February 2011	—

Simon (Shin Ik) Kang	May 10, 1954	Director	February 2008	February 2011	President of Digital Display Product Business Division, LG Electronics

Paul Verhagen	February 2, 1966	Director	February 2008	February 2011	Chief Financial Officer of Consumer Lifestyle Sector, Philips Electronics

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/Department
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	February 2007	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	—

Jong Sik Kim	June 4, 1953	Executive Vice- President and Chief Production Officer	October 2006	Manufacturing

In Jae Chung	September 20, 1956	Executive Vice- President and Chief Technology Officer	January 2007	Research & Development

Name	Date of Birth	Position	Elected/Appointed to Current Position	Division/Department
Bock Kwon	August 4, 1954	Executive Vice- President	January 2006	Marketing Center

Sang Deog Yeo	September 21, 1955	Executive Vice- President	January 2005	TV Business Unit

Jae Geol Ju	December 20, 1952	Executive Vice- President	January 2005	Japan Service Center

Sang Beom Han	June 18, 1955	Executive Vice- President	January 2006	Information Technology Business Unit

Hyun He Ha	December 18, 1956	Executive Vice- President	January 2007	Small and Medium Business Unit

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Young Soo Kwon has served as representative director, president and chief executive officer since February 2007. Prior to joining LG Display, he served as president and chief financial officer of LG Electronics. Mr. Kwon also served as head of the globalization team at LG Electronics’ headquarters in Korea, as well as a financial officer at LG Electronics’ overseas subsidiary in New Jersey. Mr. Kwon holds a bachelor’s degree in business administration from Seoul National University and a master’s degree in industrial engineering from Korea Advanced Institute of Science and Technology.

James (Hoyoung) Jeong has served as director, executive vice president and chief financial officer since February 2008. He also served as head of our Business Supporting Center. Prior to joining LG Display, he served as chief financial officer of LG Electronics. Mr. Jeong holds a bachelor’s degree in business administration from Yonsei University.

Simon (Shin Ik) Kang has served as director since February 2008. He is currently president and chief executive officer of the Digital Display Product Business Division of LG Electronics. Mr. Kang also served as president of the Korea Sales & Marketing Operation of LG Electronics. He holds a bachelor’s degree in business administration from Yonsei University.

Paul Verhagen has served as director since February 2008. He is currently executive vice president and chief financial officer of the Consumer Lifestyle Sector of Philips Electronics. He also served as chief financial officer of Consumer Electronics Division of Philips Electronics. Mr. Verhagen holds a master’s degree in economics from the Catholic University of Brabant and a post-graduate certified controllers degree from the University of Maastricht.

Ingoo Han has served as outside director since July 2004. He is currently dean of the Graduate School of Management at the Korea Advanced Institute of Science and Technology. He is also a certified public accountant in Korea and a certified management accountant in the United States. Mr. Han holds a bachelor’s degree in international economics from Seoul National University, a master’s degree in management science from the Korea Advanced Institute of Science and Technology and a Ph.D. in accounting information systems from the University of Illinois at Urbana-Champaign.

Dongwoo Chun has served as outside director since March 2005. He is currently serving as member of the board of directors of Pixelplus. He also served as executive vice president of Cirrus Logic Inc., Silicon Magic Inc. and LG Semicon. Mr. Chun holds a bachelor’s degree in electronic engineering from Seoul National University, a master’s degree in electrical engineering from the University of California, Berkeley and a Ph.D. in electrical engineering from the University of Texas.

Bruce I. Berkoff has served as outside director since February 2008. He is also currently a member on the board of directors of InFocus Corporation, Syntax-Brillian Corporation, Tvia, inc., Unipixel Displays, Inc. and Alta-Analogn Inc. He is currently chairman of LCD TV Association and he also served as chairman of Enuclia Semiconductor, Inc. Mr. Berkoff holds a bachelor’s degree in physics from Princeton University and a master’s degree in biophysics from the University of California, Berkeley.

Yoshihide Nakamura has served as outside director since February 2008. He is currently serving as an outside board member of Onward Holding Co., Ltd. of Japan. He is also currently president and chief executive officer of ULDAGE Inc. He also served as senior vice president of the Intellectual Property department at Sony Corporation and president and chief executive officer of Sony Chemical Corporation. Mr. Nakamura holds a bachelor’s degree in law from Chuo University.

William Y. Kim has served as outside director since February 2008. He is currently a partner at Ropes & Gray LLP. He also served as partner at Alston & Bird LLP and Dorsey & Whitney LLP. He is currently the chairman of the Scholarship and Rules Committee of the National Board of Directors of the Korean-American Scholarship Foundation. Mr. Kim holds a bachelor’s degree in science from the Catholic University of America, a J.D. degree from Georgetown University Law Center and an M.B.A. degree from the University of Michigan.

Jong Sik Kim has served as executive vice-president since October 2006 and chief production officer since January 2007. Mr. Kim also served as head of the module center since joining LG Display in October 2006. Prior to joining LG Display, Mr. Kim served as head of display production and head of quality control and procurement at LG Electronics. Mr. Kim holds a bachelor’s degree in electronic engineering from Yeungnam University and a master’s degree in electronic engineering from Kyungpook National University.

In Jae Chung has served as executive vice-president since January 2006 and as chief technology officer since January 2007. Prior to joining LG Display, he served as head of the notebook development department and LCD laboratory at LG Electronics. Mr. Chung received a bachelor’s degree in physics and a master’s degree in applied physics from Korea University and a Ph.D. in electronic engineering from University of South Australia.

Bock Kwon has served as executive vice-president and head of marketing since January 2006. Mr. Kwon also served as vice president for our sales department since 1999. Prior to joining LG Display, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

Sang Deog Yeo has served as executive vice-president since January 2005. Mr. Yeo also served as head of the TV Business Unit since August 2006. Prior to joining LG Display, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

Jae Geol Ju has served as executive vice-president since January 2005. Mr. Ju also served as head of the Japan Service Center since October 2006. Prior to joining LG Display, Mr. Ju served as head of audio/video business division at LG Electronics and head of Memory Business Planning & Management at LG Semicon. Mr. Ju holds a bachelor’s degree in electronic engineering from Yonsei University.

Sang Beom Han has served as executive vice-president and head of the Information Technology Business Unit since June 2007. Mr. Han also served as executive vice-president and head of the Panel Center and as vice-president for our Panel 5 factory and the Manufacturing Technology Center since joining LG Display in December 2001. Prior to joining LG Display, Mr. Han served as vice president of Hynix Semiconductor Inc. Mr. Han holds a Ph.D. degree in material science from Stevens Institute of Technology.

Hyun He Ha has served as executive vice-president since January 2007. Mr. Ha has also served as head of the Small and Medium Displays Business Unit since August 2006. Mr. Ha has also served as vice president of the Corporate Strategy Department. Mr. Ha holds a bachelor’s degree in history from Pusan National University and an M.B.A. degree from Waseda University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2007 to our executive officers and our directors was (Won)4.0 billion. In addition, as of December 31, 2007, our accrued severance and retirement benefits to those directors and officers amounted to (Won)4.9 billion (US$5.2 million).

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. We plan to design a long-term incentive plan, payable in cash, that will be linked to each person’s contribution to our performance.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2007, we paid a premium of approximately US$2.4 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is comprised of three outside directors: Ingoo Han, Yoshihide Nakamura and William Y. Kim. The chairman is Ingoo Han. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korea Securities and Exchange Act. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee is comprised of two outside directors, Dongwoo Chun and William Y. Kim, and two non-outside directors, Simon (Shin Ik) Kang and Paul Verhagen. The chairman is Dongwoo Chun. The Outside Director Nomination and Corporate Governance Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors. The committee also develops and recommends to the board of directors a set of corporate governance principles and oversees our policies, practices and procedures in the area of corporate governance.

The committee holds regular meetings at least once each year, and more frequently as needed.

Remuneration Committee

The Remuneration Committee is comprised of two outside directors, Bruce I. Berkoff and Dongwoo Chun, and two non-outside directors, Simon (Shin Ik) Kang and Paul Verhagen. The chairman is Simon (Shin Ik) Kang. The Remuneration Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers.

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

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established an Outside Director Nomination and Corporate Governance Committee composed of two outside directors and two non-outside directors.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We have established a Remuneration Committee composed of two outside directors and two non-outside directors.

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have established an Audit Committee composed of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three directors, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and key employees and an Employee Stock Ownership Plan, or ESOP.

Stock options to officers and key employees may be granted pursuant to a resolution of the shareholders in an amount not to exceed 15% of the total number of our issued and outstanding shares. However, the board of directors may grant stock options to non-director officers and employees up to 1% of the total number of our issued and outstanding shares, which grant must be approved by a resolution of the subsequent general meeting of shareholders, except for the stock options granted before March 30, 2006.

All material matters related to the granting of stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our Outside Director Nomination and Corporate Governance Committee is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted the Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

Item 6.D.	Employees

As of December 31, 2007, we had 20,904 employees, including 5,562 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2005, 2006 and 2007:

	As of December 31,
Employees(1)	2005	2006	2007
Production	13,119	16,326	15,805
Technical(2)	4,404	5,759	3,649
Sales & Marketing	541	444	734
Management & Administration	1,299	1,110	715

Total	19,363	23,639	20,903

(1)	Includes employees of our subsidiaries.

(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2007, approximately 47% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

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

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. We make provisions for accrued severance liabilities based on the assumption that all employees terminate their employment with us at the same time. As of December 31, 2007, our accrued severance liabilities amounted to (Won)153.5 billion (US$164.0 million), of which 65% was funded through severance insurance plans, while 0.3% was funded through deposits with the National Pension Corporation.

As of December 31, 2007, our employee stock ownership association owned approximately 0.1% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 43,612 shares of our common stock as of December 31, 2007, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Stock Options

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. As part of our long-term incentive plan, our board of directors resolved on April 7, 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the Korea Composite Stock Price Index, or KOSPI, against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise. The following table sets forth certain information regarding our stock option plan as of April 15, 2008:

Executive Officers	Grant Date	Exercise Period		Exercise Price	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	100,000	0	100,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	40,000

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2008 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Philips Electronics	47,225,000	13.2%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of March 31, 2008.

Shareholders’ Agreement

In July 2004, LG Electronics and Philips Electronics entered into a shareholders’ agreement to reflect certain corporate governance arrangements between them as our controlling shareholders. Pursuant to our articles of incorporation and the terms of the shareholders’ agreement, we currently have a nine-member board of directors which is composed of three non-outside directors selected by LG Electronics, one non-outside director selected by Philips Electronics and five outside directors. The two shareholders also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the non-outside director candidates selected by the other party as well as the non-outside candidate jointly selected by the two shareholders. The outside directors so selected to form our first board of directors were deemed to have been nominated by the Outside Director Nomination and Corporate Governance Committee, which was established on March 23, 2005 pursuant to our articles of incorporation. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics are also able to nominate our chief executive officer and chief financial officer, who are our two joint representative directors and who must act in concert in order for their actions to bind us. See “Item 6.A. Directors and Senior Management” for a description of the powers, under Korean law, of joint representative directors.

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

provided, that, LG Electronics and Philips Electronics have each undertaken to (1) request the non-outside directors nominated by it to vote in favor of removal of the chief executive officer/joint representative director (or sole representative director, as the case may be) from such position or chief financial officer/joint representative director from such position, as the case may be, at the first meeting of our board of directors held immediately after the change in ownership interests described above, and (2) vote their respective shares in favor of effecting the events described above, including the removal of non-outside directors, at the first annual general meeting of shareholders held after the change in ownership interests described above. In the event that a non-outside director fails to vote pursuant to the terms of the shareholders’ agreement, either to nominate or remove the chief executive officer/joint representative director to or from such position or chief financial officer/

joint representative director to or from such position, as the case may be, both LG Electronics and Philips Electronics have agreed to vote for the removal of such non-outside director. In the event of death, resignation or other removal of a non-outside director before the natural expiration of his or her term, LG Electronics and Philips Electronics have each undertaken to vote its shares in favor of a proposal to elect a replacement non-outside director nominated by the party which nominated the departing or departed non-outside director. The term of the replacement non-outside director shall be the remaining term of the predecessor.

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

On October 10, 2007, Philips Electronics sold 46.4 million shares of our common stock to financial institutions in a capital markets transaction, which represented approximately 13.0% of our issued share capital, and reduced Philips Electronics’ ownership interest in us to 19.9%. On March 12, 2008, Philips Electronics sold 24 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%. Pursuant to the terms of the shareholders’ agreement and the minimum shareholding requirements thereunder, Philips Electronics is thereafter no longer entitled to nominate any non-outside directors, while LG Electronics is entitled to nominate four non-outside directors. In addition, LG Electronics has the right to nominate our representative director and both LG Electronics and Philips Electronics must vote their shares for the removal of the director nominated by Philips Electronics at the next annual general meeting of shareholders.

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

Information Agreement

Our major shareholders, LG Electronics and Philips Electronics, are both publicly traded companies, each of which is subject to legal and stock exchange reporting and other disclosure requirements. Accordingly, we entered into an agreement with each of LG Electronics and Philips Electronics to provide, subject to certain limitations, various financial and other information relating to us and to assist them in connection with their respective reporting, disclosure and other obligations. Each party agreed that it will use any information provided under the respective agreement, unless otherwise made public, only in connection with these obligations and that it will not use the information for any other purpose, including in connection with the sale and/or purchase of securities issued by us. On March 12, 2008, Philips Electronics sold 24.0 million shares of our common stock to institutional investors and reduced its ownership interest in us to 13.2%. Pursuant to a mutual agreement with Philips Electronic, as of March 2008, we are no longer required to provide Philips Electronics information relating to us and to assist Philips Electronics in connection with its reporting, disclosure and other obligations.

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

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)1,821.5 billion, or 18.1% of our sales, in 2005, (Won)1,729.3 billion, or 16.3% of our sales, in 2006 and (Won)2,516.9 billion (US$2,689.6 million), or 17.5% of our sales, in 2007.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International Singapore Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 7.4%, 9.0% and 8.3% of our sales in 2005, 2006 and 2007, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

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

Purchases from LG International

We procure a portion of our production materials, supplies and services, from LG International and its subsidiaries in Japan, Europe and the United States. We use these subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are conducted on an arm’s-length basis. We expect to continue to utilize LG International’s overseas subsidiaries for the procurement of a portion of our production materials, supplies and services.

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to (Won)1,338.1 billion, or 14.5% of our total purchases in 2005, (Won)1,006.1 billion, or 10.7% of our total purchases, in 2006 and (Won)429.4 billion (US$458.9 million), or 5.2% of our total purchases, in 2007.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials necessary for our production process from LG Electronics and its affiliated companies, including LG Chem and LG Micron Ltd. Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)620.9 billion, (Won)708.8 billion and (Won)862.9 billion (US$922.1 million) in 2005, 2006 and 2007, respectively. Our purchases of photo masks from LG Micron Ltd. amounted to (Won)125.2 billion, (Won)113.3 billion and (Won)105.6 billion (US$112.8 million) in 2005, 2006 and 2007, respectively.

Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,258.6 billion, or 13.7% of our total purchases in 2005, (Won)1,551.1 billion, or 16.5% of our total purchases, in 2006 and (Won)1,958.5 billion (US$2,092.9 million), or 23.6% of our total purchases, in 2007.

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

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we began making monthly payments to LG Corp. in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This trademark license agreement expired on December 31, 2007, and although the agreement allowed for an automatic renewal, we signed a new trademark license agreement with LG Corp. in February 2008. Under the new agreement, from January 1, 2008 to June 30, 2008 and from July 1, 2008 to December 31, 2010, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.1% and 0.2% of our sales, respectively, net of advertising expenses.

Acquisition of Business from LG Electronics

On December 28, 2007, we entered into an agreement with LG Electronics to acquire LG Electronics’ AMOLED business by a way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. We paid a purchase price of (Won)4.6 billion for the AMOLED business, which was paid in cash in two installments.

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

Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)1,323.6 billion, or 13.1% of our sales, in 2005, (Won)1,331.4 billion, or 12.5% of our sales, in 2006 and (Won)1,704.3 billion (US$1,821.2 million), or 11.9% of our sales, in 2007.

We purchase materials, including backlight units and driver integrated circuits, as well as other services, from Philips Electronics. These purchases amounted to (Won)52.2 billion, (Won)74.6 billion and (Won)13.8 billion (US$14.7 million) in 2005, 2006 and 2007, respectively. These amounts include purchases from Philips Electronics’ semiconductor division until September 2006, which, as of October 2006, is no longer a division of Philips Electronics.

Trademark Agreement with Philips Electronics

We entered into a trademark license agreement with Philips Electronics in July 2004 for use of the “Philips” name. Under the agreement, we began making monthly payments in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. Philips Electronics has the right to terminate this agreement if the ownership interest of Philips Electronics in us falls below 25%. On October 10, 2007, Philips Electronics sold 46.4 million shares of our common stock and reduced its ownership interest in us to 19.9%. Following such reduction of Philips’ ownership interest in us, we decided to remove Philips Electronics’ trademark from our company name. Effective as of March 3, 2008, we changed our name to “LG Display Co., Ltd.” In consideration of the preparation for the change of our company name, we extended the trademark license agreement with Philips Electronics until June 30, 2008. On March 12, 2008, Philips Electronics sold 24.0 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%.

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

See “Item 18. Financial Statements” and pages F-1 through F-40.

Legal Proceedings

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, Inc. claiming patent infringement on our United States patents relating to liquid crystal displays and the manufacturing processes for thin film transistors and liquid crystal displays. On November 21, 2006, we were awarded US$53.5 million in damages in a trial by jury. On September 12, 2007, the court granted our request for enhanced damages, interest on damages, and additional damages for continuing infringement and legal fees. On September 17, 2007, the same court granted our request for permanent injunction against Chunghwa Picture Tubes to stop it from selling or importing the infringing products in the United States.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Company and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear-mountable liquid crystal display devices.

On May 13, 2005, we filed a separate complaint in the United States District Court for the District of Delaware against Chunghwa Picture Tubes, Tatung Company, Tatung Co. of America and ViewSonic Corp. claiming infringement of our patents relating to the design and manufacture of liquid crystal display modules. On July 27, 2006, we were awarded US$52.4 million in damages in a trial by jury.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. On March 29, 2007, after the parties stipulated to the dismissal of Chunghwa Picture Tubes’ infringement claim as well as the dismissal of all pending claims and counterclaims against each other, the same court dismissed the case without prejudice. On November 26, 2007, Chunghwa Picture Tubes and we signed a settlement agreement providing for dismissal of all pending claims and counterclaims, and a cross-licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes agreed to make a settlement payment to us as compensation.

On December 1, 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics Corp. filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware pursuant to our motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against us for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware on March 31, 2008 pursuant to our motion to transfer.

On December 6, 2007, Tatung Company and we signed a settlement agreement providing for dismissal of all pending claims and counterclaims against each other. On January 19, 2008, ViewSonic Corp. and we signed a settlement agreement providing for dismissal of all pending claims and counterclaims against each other.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC and Technology Licensing Corporation filed a complaint in the United States District Court for the Northern District of Illinois against us for alleged patent infringement. In the complaint, IP Innovation LLC and Technology Licensing Corporation sought, among other things, monetary damages for past infringement. On June 28, 2007, we settled with IP Innovation LLC and Technology Licensing Corporation their claims, and the case was dismissed on July 6, 2007.

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

In December 2006, we received notice that we were under investigation by the Korean Fair Trade Commission, the Japanese Fair Trade Commission, the Antitrust Division of the U.S. Department of Justice, the European Commission and regulatory bodies of other competitive markets with respect to possible anti-competitive activities in the TFT-LCD industry. We are cooperating fully with the investigations, which are ongoing.

Subsequent to the commencement of the U.S. Department of Justice investigation, a number of purported class action lawsuits were filed against us and other TFT-LCD panel manufacturers in various federal district courts, alleging violation of U.S. antitrust laws and other related laws. In addition, purported class action lawsuits have been brought against us, and certain of our officers and directors, in the United States District Court for the Southern District of New York in February 2007, alleging, among other things, that we and certain of our officers and directors violated the U.S. Securities Exchange Act of 1934, or the Exchange Act, in connection with possible anti-competitive activities in the TFT-LCD industry. While we intend to defend these suits vigorously, it is too early in the proceedings to evaluate the probability of a favorable or unfavorable outcome of the actions, or to estimate the potential loss, if any.

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

On February 29, 2008, we declared a cash dividend of (Won)268.4 billion to our shareholders of record as of December 31, 2007 and distributed the cash dividend to such shareholders on March 21, 2008.

Item 8.B.	Significant Changes

Not applicable

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2007, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2007, 20,898,334 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange					New York Stock Exchange
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in thousands of DRs)
2007	(Won)	56,000	(Won)	26,250	2,248	US$	31.13	US$	14.01	1,091
2006		46,600		25,550	1,181		24.40		14.06	1,096
2005		53,500		36,000	1,048		26.39		16.85	818

2007
First Quarter		35,150		26,250	1,052		18.29		14.01	958
Second Quarter		45,450		32,400	1,673		24.03		17.71	1,006
Third Quarter		46,700		38,200	2,042		25.14		20.73	1,098
Fourth Quarter		56,000		40,200	4,217		31.13		21.73	1,293

2006
First Quarter		46,600		40,250	1,197		24.40		19.77	1,100
Second Quarter		44,300		28,300	1,136		23.50		15.00	1,220
Third Quarter		38,500		30,000	1,123		19.91		15.99	1,035
Fourth Quarter		32,000		25,550	1,272		17.03		14.06	1,030

2007
Fourth Quarter
October		49,250		40,200	6,154		27.05		21.73	1,509
November		56,000		49,200	3,599		31.13		26.10	1,450
December		52,200		45,500	2,605		28.72		24.04	879

2008
First Quarter
January		47,250		39,900	2,503		24.99		21.32	1,667
February		45,850		39,000	2,351		24.55		19.98	1,244
March		47,600		42,400	4,602		24.58		21.42	1,463
April (through April 15)		47,000		41,300	4,896		24.42		21.06	1,139

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

The Korea Exchange

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the Stock Market, the KOSDAQ Market and the Futures Market. The Korea Exchange has two trading floors located in Seoul, one for the Stock Market and one for the KOSDAQ Market, and one trading floor in Busan for the Futures Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2007, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)951.9 trillion. The average daily trading volume of equity securities for 2007 was approximately 363.7 million shares with an average transaction value of (Won)5,539.7 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

	Opening	High	Low	Closing
1979	131.28	131.28	104.38	118.97
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008 (through April 15)	1,853.45	1,863.90	1,574.44	1,742.17

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

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	US$	4,223	10,565	(Won)	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,595		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,697
2008 (through April 15)	754		881,357		889,092	293,144		5,104,277		5,149,074

Source: The Korea Exchange

(1)	Converted at the Federal Reserve Noon Rate on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission, the Korean Securities and Exchange Act and the Korean Securities and Futures Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. The Korean Securities and Futures Exchange Act regulates the operation and monitoring of the securities and futures markets.

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

In addition, on January 28, 2002, the Korea Exchange opened a new options market for the stock of seven companies (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). On September 26, 2005, the Korea Exchange expanded this market to include the stock of 23 additional companies (namely LG Electronics, SK Corporation, Shinhan Financial Group Co., Ltd., Samsung SDI, KT&G, Hana Financial Group Inc., Hyundai Mobis, Kia Motors Corp., LG Corporation, Samsung Fire & Marine Insurance, Kangwon Land Corporation, LG Chem, Ltd., Hyundai Heavy Industries Co., Ltd., Korea Gas Corporation, Samsung Corporation, Samsung Electro-Mechanics Co., Ltd., GS Holdings Corp., CJ Corp., Hankook Tire, Hanjin Shipping Co., Ltd., Samsung Securities Co., Ltd., Korean Air and Hyundai Steel (formerly INI Steel)). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. In accordance with the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in certain other securities including shares of Korean companies that are not listed on the Korea Exchange and in bonds that are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be a consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company that is not a member of the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange and this securities company places a sell order with another securities company that is a member of the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Korean Securities and Exchange Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by members of the Stock Market Division or the KOSDAQ Market Division. If a securities company that is a member of the Stock Market Division or the KOSDAQ Market Division breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to (Won)50 million of cash deposited with a securities company in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

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

General

Under our articles of incorporation, as amended in February 2008, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2007, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under the Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. We may not pay an annual dividend unless we have set aside a legal reserve in an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Services Commission regulations applicable to companies listed on the Korea Exchange require companies to set aside specified amounts as financial structure improvement reserves until the ratio of stockholders’ equity to total assets reaches 30.0%. We may not use legal reserves to pay cash dividends but may transfer amounts from legal reserves to capital stock or use legal reserves to reduce an accumulated deficit.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. As of December 31, 2007, approximately 0.1% of the outstanding shares were held by our employee stock ownership association.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders no later than one month after the end of such 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily closing prices of shares on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily closing price of shares on the Korea Exchange for the one- month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily closing price of shares on the Korea Exchange for the one-week period before the date of the adoption of the relevant board resolution. However, the Financial Services Commission may adjust this price if we or 30% or more of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Under the Korean Securities and Exchange Act, we must file with the Financial Services Commission and the Korea Exchange (1) a yearly report (including audited non-consolidated financial statements and audited consolidated financial statements) within 90 days after the end of our fiscal year; provided that the audited consolidated financial statements may be separately submitted within 120 calendar days of the end of the fiscal year, and (2) interim reports with respect to the three-month period, six-month period and nine-month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports will be available for public inspection at the Financial Services Commission and the Korea Exchange.

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

In addition, on October 9, 2006, we entered into a definitive agreement with Toshiba Corporation, or Toshiba, for Toshiba’s minority investment in LG Display Poland Sp. z o.o, which has commenced mass production at its TFT-LCD module production plant in Wroclaw, Poland in March 2007. Under the definitive agreement, Toshiba would take a 19.9% equity participation in our subsidiary in Poland and our subsidiary would supply Toshiba with a quantity of TFT-LCD television panels produced at its plant in Poland.

On December 17, 2007, we entered into an investment agreement with HannStar Display Corporation, or HannStar, whereby we agreed to purchase 180,000,000 shares of non-voting preferred stock, par value NT$10, of HannStar. The aggregate issue price for the preferred shares was NT$3,170,250,000, which we paid in cash on February 27, 2008. The preferred shares are convertible into shares of common stock of HannStar at our option until the third anniversary of the issue date and are subject to certain put and call options. Any preferred shares that have not been converted or redeemed by the third anniversary of the issue date are mandatorily redeemable by HannStar. On January 1, 2008, we also entered into a purchase agreement with HannStar, whereby HannStar agreed to supply us, on a monthly basis, with TFT-LCD modules and cells to be used in TFT-LCD products. The agreement has a term of 3 years but will be automatically renewed unless either party provides the other with prior notice to terminate. We pay the purchase price for the modules and cells on a delivery basis.

On January 17, 2008, Skyworth TV Holdings Limited, or Skyworth, agreed to invest US$14 million in our subsidiary, LG.Philips LCD Guangzhou Co., Ltd. On the same date, we also entered into a long term business strategic agreement with Skyworth whereby we agreed to supply Skyworth with TFT-LCD panels to be used in TFT-LCD products. The agreement remains effective until the definitive agreement for Skyworth’s minority investment in LG.Philips LCD Guangzhou Co., Ltd. is terminated. On April 7, 2008, we entered into a 50-50 joint venture agreement with Skyworth-RGB Electronics Co., Ltd., to set up a research and development joint venture company, to be named Guangzhou New Vision Technology Research and Development Ltd. Both Skyworth-RGB Electronic Co., Ltd. and we agreed to invest RMB 25 million each in the joint venture company, which is expected to be formed in May 2008. The joint venture company will carry out product planning, design and development activities spanning from TFT-LCD modules to television sets with the purpose of providing televisions tailored to meet the needs of Chinese consumers.

Item 10.D.	Exchange Controls

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the Foreign Exchange Transaction Laws, regulate investments in Korean securities by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investments by foreigners in Korean securities and regulate issuances of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•

if the government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuance of ADSs

In order for us to issue ADSs outside Korea, we are required to submit a report to the Ministry of Strategy and Finance or our designated foreign exchange bank (depending on the aggregate issue amount) with respect to the issuance of the ADSs. No further governmental approval is necessary for the offering and issuance of the ADSs.

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

Reporting Requirements for Holders of Substantial Interests

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds, bonds with warrants and exchangeable bonds, which we refer to collectively as equity securities, together with the equity securities directly or beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of our total outstanding equity securities, is required to report the status and purpose (in terms of whether the purpose of the shareholding is to participate in the management of the issuer) of the holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change (i) in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding equity securities from the previous report or (ii) in the shareholding purpose, is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or prohibition on the exercise of voting rights with respect to the ownership of equity securities exceeding the reported number of shares. Furthermore, the Financial Services Commission may order the disposal of the unreported equity securities.

When a person’s shareholding ratio reaches or exceeds ten percent or more of the company’s issued and outstanding shares with voting rights, the person must file a report to the Securities and Futures Commission and to the Korea Exchange within 10 days following the date on which the person reached such shareholding limit. In addition, such person must file a report to the Securities and Futures Commission and to the Korea Exchange regarding any subsequent change in his/her shareholding. These subsequent reports on changes in shareholding are required by the 10th day of the calendar month immediately following the month in which the relevant changes occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Services Commission, either by the foreigner or by his standing proxy in Korea.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares underlying our ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations, adopted in connection with the stock market opening from January 1992, which we refer to collectively as the Investment Rules, after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in shares of all Korean companies listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	shares acquired by way of direct investment and/or the disposal of such shares by the investor;

•	the disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	the disposal of shares in connection with a tender offer;

•	the acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•

the acquisition and disposal of shares through an overseas stock exchange market if such shares are simultaneously listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange and such overseas stock exchange; and

•	arm’s-length transactions between foreigners, if all of such foreigners belong to the investment group managed by the same person.

For over-the-counter transactions of shares between foreigners outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by borrowing shares from securities companies with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including converted shares and shares being issued for initial listing on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange)

to register its identity with the Financial Supervisory Service prior to making any such investment unless it has previously registered. However, the registration requirement does not apply to foreign investors who acquire converted shares (including upon conversion of ADSs into shares and upon exercise of conversion rights of convertible bonds) with the intention of selling such converted shares within three months from the date of acquisition of the converted shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by a decree promulgated under the Korean Securities and Exchange Act. The offices of a foreign corporation in Korea are not subject to investment registration and treated as a Korean national separately from the offices of the corporation outside Korea for the purpose of investment registration. A foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities itself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to its shares or perform any tasks related thereto on its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between the laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor; provided, however, that a foreign investor may have the certificate evidencing shares released from such custody when it is necessary to exercise its rights to such shares or to inspect and confirm the presence of the certificate(s) of such shares. A foreign investor must ensure that its custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has no ceiling specifically set for foreign shareholders but has set a ceiling on the acquisition of shares by a single person regardless of its nationality within 3% of the total number of shares by its articles of incorporation. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the foreign exchange bank or Korea Trade-Investment Promotion Agency designated by the Ministry of Knowledge Economy prior to such investment (within 30 days from the date of such investment, if the company is listed on the Korea Exchange). The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

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

Dividends on shares of Korean companies are paid in Korean Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Korean Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Korean Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Korean Won account with the investor’s securities company or in his Korean Won account. Funds in the investor’s Korean Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount is reported to the Financial Supervisory Service by the foreign exchange bank at which the Won account is maintained. Funds in the Korean Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

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

Taxation of Dividends on Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Under the tax law amendments effective for capital gains recognized or to be recognized from disposition of ADSs on or after January 1, 2008, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a licensed securities company, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

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

With respect to transfers of ADSs, a tax ruling issued in 2004 by the Korean tax authority appears to hold that depositary receipts, which the ADSs fall under, constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges is exempt from the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. However, the decision made by the Seoul Administrative Court may not be final and a higher court may take a different position from the Seoul Administrative Court upon further appeal. Depending on the outcome of such appeal, tax consequences may change upon transfers of ADSs.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Our primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, as well as foreign currency-denominated future cash flows, mostly denominated in U.S. dollars, Euro and Japanese Yen, and foreign currency-denominated accounts payable for purchases of raw materials and supplies, primarily denominated in Japanese Yen. The fair value of our financial instruments has been determined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2007, we had outstanding long-term debt, including current portion, in the amount of (Won)3,453.5 billion (US$3,690.4 million).

We have entered into interest rate swap contracts with regard to interest rates for our existing U.S. dollar-denominated floating rate debt. As of December 31, 2007, US$150 million of our US$977.7 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations. We may enter into similar arrangements in the future to manage our exposure to changes in interest rates. Under our interest rate swap contracts, we recognized a net valuation loss of (Won)2.7 billion as accumulated other comprehensive income in 2007. Details of interest rate swap contracts outstanding as of December 31, 2007 are as follows:

Bank	Contract amount (in millions of US$)		Receiving Interest Rate	Paying Interest Rate	Termination Date	Change in Fair Value at December 31, 2007 (in billions of Won)

SC First Bank	US$	50.0	Variable; 6-month LIBOR	Fixed; 5.375%	May 21, 2009	(Won)	(2.1)

SC First Bank	US$	100.0	Variable; 6-month LIBOR	Fixed; 5.644%	May 24, 2010	(Won)	(0.6)

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

As of December 31, 2007, we had US$977.7 million aggregate principal amount of U.S. dollar-denominated long-term loans and €70.0 million aggregate principal amount of Euro-denominated long-term loan. The interest rate on these loans is set based either on three-month LIBOR plus 0.35 to 1.35% or six-month LIBOR plus 0.41% to 1.2%. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar-denominated and Euro-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31, 2007
	2008		2009		2010		2011		2012		Thereafter		Total
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))	(Won)	288.4	(Won)	535.6	(Won)	597.4	(Won)	399.8		—		—	(Won)	1,821.2	(Won)	1,769.1
Average interest rate		5.1%		4.3%		5.0%		5.4%		—		—
Variable Rate ((Won))	(Won)	22.5	(Won)	30.6	(Won)	9.9	(Won)	3.8	(Won)	3.8	(Won)	8.4	(Won)	79.0	(Won)	77.8
Average interest rate		6.3%		6.3%		5.8%		4.3%		4.3%		4.3%
Variable rate (RMB)	(Won)	12.8		—		—		—		—		—	(Won)	12.8	(Won)	12.5
Average interest rate		5.8%		—		—		—		—		—
Variable rate (EUR)		—		—	(Won)	22.1	(Won)	29.4	(Won)	29.4	(Won)	14.8	(Won)	95.7	(Won)	93.3
Average interest rate		—		—		5.3%		5.3%		5.3%		5.3%
Variable rate (US$)	(Won)	85.4	(Won)	40.7	(Won)	45.4	(Won)	473.8	(Won)	225.3	(Won)	46.9	(Won)	917.5	(Won)	757.7
Average interest rate		5.8%		5.1%		5.2%		5.4%		5.3%		6.2%
Fixed rate (US$)		—		—		—		—	(Won)	527.3		—	(Won)	527.3	(Won)	524.3
Average interest rate		—		—		—		—		5.2%		—

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the U.S. dollar, Euro and the Japanese Yen. As of December 31, 2007, we had U.S. dollar-denominated sales-related accounts receivable of US$2,261.4 million, which represented 89.4% of our total sales-related accounts receivable balance. As of December 31, 2007, we also had Euro-denominated sales-related accounts receivable of €157.0 million and Japanese Yen-denominated sales-related accounts receivable of ¥3,789.4 million, which represented 9.1% and 1.3% of our total sales-related accounts receivable balance, respectively.

We enter into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or capital adjustment.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2007. Based on our overall foreign currency exposure as of December 31, 2007, including derivative financial instruments, foreign currency-denominated receivables and payables and foreign currency-denominated debts, we do not believe that a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won or the Japanese Yen would have a significant effect on our short-term financial condition, results of operations or cash flows.

We hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts and on our long-term sales exposure using forward contracts. As of December 31, 2007, US$150 million of our US$977.7 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against foreign exchange rate and interest rate fluctuations. The table below sets out our foreign currency forward contracts, foreign cross currency interest rate swap contracts and currency option contracts as of December 31, 2007.

Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	1,550 million
Average contractual exchange rate	(Won)	916.44/US$
Change in fair value	(Won)	(30.2) billion

Contracts to sell US$/buy Japanese ¥:
Aggregate contract amount		¥10,000 million
Average contractual exchange rate		¥114.78/US$
Change in fair value	(Won)	2.4 billion

Contracts to sell Korean (Won)/buy Japanese ¥:
Aggregate contract amount		¥5,000 million
Average contractual exchange rate	(Won)	7.99/	¥
Change in fair value	(Won)	2.0 billion

Contracts to sell Euro €/buy Korean (Won):
Aggregate contract amount		€80 million
Average contractual exchange rate	(Won)	1,312.37/	€
Change in fair value	(Won)	(4.5) billion

Foreign Cross Currency Interest Rate Swap:
Contracts to sell Korea (Won)/buy US$:
Aggregate contract amount	US$	150 million
Average contractual exchange rate	(Won)	955.13/US$
Change in fair value	(Won)	(3.4) billion

Currency Option:
Contracts to buy US$ put, Korean (Won) call option:
Aggregate contract amount	US$	180 million put
Average contractual exchange rate	(Won)	924.28/US$
Change in fair value	(Won)	1 billion

Contracts to sell US$ call, Korean (Won) put option:
Aggregate contract amount	US$	180 million call
Average contractual exchange rate	(Won)	935.46/US$
Change in fair value	(Won)	(1.6) billion

Contracts to buy Japanese ¥ call, Korean (Won) put option:
Aggregate contract amount		¥10,000 million call
Average contractual exchange rate	(Won)	7.98/	¥
Change in fair value	(Won)	4 billion

Contracts to sell Japanese ¥ put, Korean (Won) call option:
Aggregate contract amount		¥10,000 million call
Average contractual exchange rate	(Won)	7.63/	¥
Change in fair value	(Won)	(0.1) billion

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two major shareholders as end-brand customers, together accounted for 73.0% of our sales in 2005, 71.3% in 2006 and 73.7% in 2007. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, we typically invoice and ship our products to their designated system integrators based on specifications provided by the system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Our sales to LG International and its subsidiaries accounted for 7.4%, 9.0% and 8.3% in 2005, 2006 and 2007, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 65 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer in accordance with our internal credit guidelines. In addition, we have a credit committee that from time to time conducts a review of customer credit limits. The committee also reviews the overdue status of accounts receivable and other credit-related matters, including approval of new credit lines and adjustments to current limits. In addition, we review and monitor credit limits for certain customers on a demand basis. When the requested increase in credit line exceeds the limit set for that customer by our internal guidelines, we require credit enhancement of various forms, including credit insurance, factoring and letters of credit. In the absence of such arrangements, we may provide a special credit limit in accordance with our internal guidelines for additional sales in excess of the customer’s credit limit. To date we have not experienced any material problems relating to customer payments.

Inflation in Korea, which was 2.7% in 2005, 2.2% in 2006 and 2.5% in 2007, has not had a material impact on our results of operations in recent years.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ingoo Han qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our Code of Ethics is available on our website at www.lgdisplay.com. If we amend the provisions of our Code of Ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors, Samil PricewaterhouseCoopers, the member firms of PricewaterhouseCoopers, and their respective affiliates (collectively, “PricewaterhouseCoopers”), during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(in millions of Won)
Audit fees	(Won)	3,201	(Won)	2,958
Audit-related fees		704		35
Tax fees		435		276

Total fees	(Won)	4,340	(Won)	3,269

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

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2007, no fees were approved pursuant to the de minimis exception.

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

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1*	Articles of Incorporation (translation in English)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6)

2.3	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts

4.1*	Shareholders’ Agreement between LG Electronics and Philips Electronics (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.2*	Registration Rights Agreement between LG Display and LG Electronics (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.3*	Registration Rights Agreement between LG Display and Philips Electronics (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1)

4.4*	Joint Venture Agreement by LG Display and Nippon Electric Glass Co., Ltd.

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LG Display Co., Ltd (formerly, LG.Philips LCD Co., Ltd.) and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial schedule, and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 7, 2008

LG Display Co,. Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Consolidated Balance Sheets

December 31, 2006 and 2007

(in millions of Korean won, and thousands of US dollars, except for share data)	2006		2007		(Note 3) 2007
Assets
Current assets
Cash and cash equivalents	(Won)	954,362	(Won)	1,196,423	$1,278,503
Short term financial instruments		—		785,000	838,854
Accounts receivable, net
Trade, net		531,947		1,565,223	1,672,604
Due from affiliates		327,353		774,467	827,599
Others, net		112,182		97,098	103,759
Inventories		1,051,590		823,924	880,449
Deferred income taxes		—		335,347	358,353
Prepaid expense		25,002		41,435	44,278
Prepaid value added tax		93,058		105,924	113,191
Other current assets		58,807		29,535	31,561

Total current assets		3,154,301		5,754,376	6,149,151
Long-term prepaid expenses		138,051		181,511	193,963
Property, plant and equipment, net		9,485,148		7,591,654	8,112,475
Deferred income taxes		610,103		160,464	171,473
Intangibles, net		61,911		77,487	82,803
Other non-current assets		46,844		79,208	84,642

Total assets	(Won)	13,496,358	(Won)	13,844,700	$14,794,507

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	250,105	(Won)	4,660	$4,980
Current portion of long-term debt		564,672		409,236	437,311
Trade accounts and notes payable
Trade		663,353		714,814	763,853
Due to affiliates		286,083		279,887	299,088
Other accounts payable
Others		1,056,354		458,764	490,237
Due to affiliates		193,051		156,140	166,852
Accrued expenses		55,867		99,288	106,100
Income taxes payables		4,449		78,133	83,493
Other current liabilities		173,233		248,377	265,417

Total current liabilities		3,247,167		2,449,299	2,617,331

Long-term debt, net of current portion		3,291,065		3,044,252	3,253,101
Long-term accrued expense		2,671		48,874	52,227
Accrued severance benefits, net		81,885		53,496	57,166

Total liabilities		6,622,788		5,595,921	5,979,825

Commitments and contingencies (Note 16)

Minority interest		—		86	92

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 500 million shares; issued and outstanding 358 million shares at December 31, 2006 and 2007		1,789,078		1,789,078	1,911,817

Capital Surplus		2,246,947		2,249,638	2,403,973

Retained earnings		2,849,912		4,194,291	4,482,038

Accumulated other comprehensive income		(12,367)		15,686	16,762

Total stockholders’ equity		6,873,570		8,248,693	8,814,590

Total liabilities and stockholders’ equity	(Won)	13,496,358	(Won)	13,844,700	$14,794,507

The accompanying notes are an integral part of these consolidated financial statements.

LG Display Co,. Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Consolidated Statements of Income

Years ended December 31, 2005, 2006 and 2007

(in millions of Korean won, and thousands of US dollars, except for share amount)	2005		2006		2007		(Note 3) 2007

Sales
Related parties	(Won)	3,964,053	(Won)	4,061,486	(Won)	5,475,969	$5,851,645
Others		6,111,527		6,562,714		8,875,997	9,484,929

		10,075,580		10,624,200		14,351,966	15,336,574

Cost of sales		9,069,848		10,910,268		12,072,257	12,900,467

Gross profit (loss)		1,005,732		(286,068)		2,279,709	2,436,107

Selling, general and administrative expenses		528,084		595,781		801,406	856,386

Operating income (loss)		477,648		(881,849)		1,478,303	1,579,721

Other income (expense)
Interest income		50,622		29,309		58,348	62,351
Interest expense		(107,540)		(169,598)		(206,670)	(220,848)
Foreign exchange gain (loss), net		(23,607)		52,400		71,046	75,920
Rental income		207		7,811		3,796	4,056
Legal settlement		—		—		146,606	156,664
Loss from redemption of debentures, net		—		—		(17,632)	(18,842)
Others, net		7,600		27,045		19,472	20,808

Total other income (expense)		(72,718)		(53,033)		74,966	80,109

Income (loss) before income tax		404,930		(934,882)		1,553,269	1,659,830

Income tax expense (benefit)		(136,719)		(242,103)		208,890	223,221

Net income (loss)	(Won)	541,649	(Won)	(692,779)	(Won)	1,344,379	$1,436,609

Net income (loss) per common share
Basic	(Won)	1,596	(Won)	(1,936)	(Won)	3,755	$4.01
Diluted	(Won)	1,596	(Won)	(1,936)	(Won)	3,708	$3.96

The accompanying notes are an integral part of these consolidated financial statements.

LG Display Co,. Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2005, 2006 and 2007

				Capital Surplus				Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Total
	Common Stock			Additional Paid-In Capital		Unearned Compensation
(in millions of Korean won)	Shares	Amount
Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock, net of issuance cost	32,500,000		162,499		1,238,841								1,401,340
Stock compensation expense							3,019						3,019
Comprehensive income :
Net income									541,649				541,649
Cumulative translation adjustment											1,441		1,441
Net unrealized gains on derivative, net of tax											(36,548)		(36,548)

Total comprehensive income													506,542

Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Issuance of Common Stock, net of issuance cost
Stock compensation expense							3,147						3,147
Comprehensive income :
Net income									(692,779)				(692,779)
Cumulative translation adjustment											(14,396)		(14,396)
Net unrealized gains (losses) on derivative, net of tax											3,396		3,396

Total comprehensive income													(703,779)

Balance as of December 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(4,165)	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Stock compensation expense							2,691						2,691
Comprehensive income :
Net income (loss)									1,344,379				1,344,379
Cumulative translation adjustment											46,693		46,693
Net unrealized gains on derivative, net of tax											(18,640)		(18,640)

Total comprehensive income													1,372,432

Balance as of December 31, 2007	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(1,474)	(Won)	4,194,291	(Won)	15,686	(Won)	8,248,693

				Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Total
	Common Stock			Additional Paid-In Capital		Unearned Compensation
(in thousands of US dollars) (Note 3)	Shares	Amount
Balance as of December 31, 2006	357,815,700		$1,911,817		$2,405,548		$(4,451)		$3,045,429		$(13,215)		$7,345,128

Stock compensation expense							2,876						2,876
Comprehensive income :
Net income (loss)									1,436,609				1,436,609
Cumulative translation adjustment											49,896		49,896
Net unrealized gains on derivative, net of tax											(19,919)		(19,919)

Total comprehensive income													1,466,586

Balance as of December 31, 2007	357,815,700		$1,911,817		$2,405,548		$(1,575)		$4,482,038		$16,762		$8,814,590

The accompanying notes are an integral part of these consolidated financial statements.

LG Display Co,. Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2006 and 2007

(in millions of Korean won, and thousands of US dollars)	2005		2006		2007		(Note 3) 2007
Net income (loss)	(Won)	541,649	(Won)	(692,779)	(Won)	1,344,379	$1,436,609

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		1,748,385		2,597,479		2,780,812	2,971,588
Provision for severance benefits		43,851		55,183		62,828	67,138
Foreign exchange (gain) loss, net		(36,934)		(92,572)		836	893
Amortization of intangible assets		6,778		6,766		15,824	16,910
Loss on disposal of property, plant and equipment		444		575		2,656	2,838
Amortization of debt issuance cost		5,709		4,810		1,717	1,835
(Increase) decrease in deferred income taxes assets, net		(181,304)		(249,420)		122,361	130,756
Loss from redemption of debentures, net		—		—		17,632	18,842
Impairment loss on property, plant and equipment		—		—		44,398	47,444
Others, net		68,661		48,382		179,521	191,837
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(400,838)		409,123		(1,446,420)	(1,545,651)
(Increase) decrease in inventories		114,540		(362,013)		227,666	243,285
Decrease in prepaid expense		16,323		23,947		18,405	19,668
(Increase) decrease in prepaid value added tax		(35,990)		38,172		(10,506)	(11,227)
(Increase) decrease in other current assets		24,518		(109,946)		(67,910)	(72,569)
Increase in trade accounts and notes payable		121,391		256,642		36,778	39,301
Increase (decrease) in other accounts payable		216,248		22,767		(19,853)	(21,215)
Increase (decrease) in accrued expenses		(49,896)		(14,101)		43,421	46,400
Decrease in other current liabilities		(94,829)		(76,978)		(45,581)	(48,708)

Net cash provided by operating activities		2,108,706		1,866,037		3,308,964	3,535,974

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(2,648,918)		(797,486)		(408,244)	(436,251)
Purchase from others		(1,517,233)		(2,278,499)		(1,169,075)	(1,249,279)
Proceeds from sales of property, plant and equipment		460		11,252		5,547	5,928
Acquisition of intangible assets		(12,704)		(8,251)		(18,651)	(19,931)
Purchase of short term financial instruments		—		—		(785,000)	(838,854)
Others, net		(19,479)		5,789		(6,651)	(7,107)

Net cash used in investing activities		(4,197,874)		(3,067,195)		(2,382,074)	(2,545,494)

Cash flows from financing activities:
Proceeds from issuance of long-term debts		1,296,840		1,078,160		887,434	948,316
Proceeds from other long-term other accounts payable		—		—		39,843	42,576
Proceeds from issuance of common stock		1,421,970		—		—	—
Repayment on short-term borrowings		(173,005)		(58,307)		(245,335)	(262,166)
Repayment on long-term debts		(212,930)		(442,848)		(1,364,400)	(1,458,004)
Payment of debt issuance cost		(4,576)		(400)		—	—
Payment of stock issuance cost		(20,628)		—		—	—

Net cash provided (used) by financing activities		2,307,671		576,605		(682,458)	(729,278)

Effect of exchange rate changes on cash and cash equivalents		(290)		(537)		(2,457)	(2,626)

Net increase in cash and cash equivalents from exchange in consolidation subsidiaries		—		—		86	92
Net increase (decrease) in cash and cash equivalents		218,213		(625,090)		242,061	258,668

Cash and cash equivalents:
Beginning of year		1,361,239		1,579,452		954,362	1,019,835

End of year	(Won)	1,579,452	(Won)	954,362	(Won)	1,196,423	$1,278,503

The accompanying notes are an integral part of these consolidated financial statements.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements)

December 31, 2005, 2006 and 2007

1. Organization and Nature of Business

LG Display Co., Ltd (formerly, LG.Philips LCD Co., Ltd.) is a manufacturer and supplier of Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) to Original Equipment Manufacturers (“OEMs”) and multinational corporations.

The accompanying consolidated financial statements include the accounts of LG Display Co., Ltd (formerly, LG.Philips LCD Co., Ltd.) (“LGD” or the “Controlling Company”) and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”).

Formation

LG Display Co., Ltd (formerly, LG.Philips LCD Co., Ltd.) was incorporated in 1985 in the Republic of Korea under the original name of LG Soft, Ltd. and until December 31, 1998 was entirely devoted to the development and marketing of software.

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

As of December 31, 2007, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	71,225,000	19.90
Others	150,965,700	42.20

	357,815,700	100.00

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

The Company’s subsidiaries are as follow:

Subsidiaries	Country of Incorporation	Percentage of Ownership (%)
		2005	2006	2007
LG Display America, Inc. (Formerly, LG.Philips LCD America, Inc.)	US	100	100	100
LG Display Japan Co., Ltd. (Formerly, LG.Philips LCD Japan Co., Ltd.)	Japan	100	100	100
LG.Philips LCD Germany GmbH	Germany	100	100	100
LG Display Taiwan Co., Ltd. (Formerly, LG.Philips LCD Taiwan Co., Ltd.)	Taiwan	100	100	100
LG.Philips LCD Nanjing Co., Ltd.	China	100	100	100
LG Display Hong Kong Co., Ltd. (Formerly, LG.Philips LCD Hong Kong Co., Ltd.)	China	100	100	100
LG.Philips LCD Shanghai Co., Ltd.	China	100	100	100
LG.Philips LCD Poland Sp. z o.o.	Poland	100	100	80
LG.Philips LCD Guangzhou Co., Ltd.	China	—	100	100
LG.Philips LCD Shenzhen Co., Ltd.	China	—	—	100
Global Professional Sourcing Co., Ltd.	Taiwan	—	—	70

2. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of LGD and its majority-owned subsidiaries. All intercompany transactions and balances with the consolidated subsidiaries have been eliminated upon consolidation.

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

Translation of Foreign Currencies

The financial position and results of operations of the Company’s subsidiaries in Nanjing and Guangzhou, China are measured using the Chinese Renminbi as its functional currency, subsidiary in Poland use Zloty, the other overseas subsidiaries use the U.S. dollar, and the Korean parent company uses the Korean Won as its functional currency. The financial statements of these subsidiaries are translated to Korean Won using the current

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

exchange rate method. All the assets and liabilities are translated to Korean Won at the end-of-period exchange rates. Capital accounts are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in other comprehensive income of stockholders’ equity. Foreign currency transaction gains and losses are included as a component of other income (expense).

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term financial instruments which are readily convertible into known amounts of cash and have an original maturity of three months or less.

Accounts Receivable Securitization

The Company has an accounts receivable securitization program whereby the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. The Company accounts for the program under the FASB’s Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”). The gain or loss on sales of receivables is determined at the date of transfer based upon the relative fair value of the assets sold and the interests retained. The Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions, including collection period and discount rates.

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

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

the assets. Total interest expense incurred amounted to (Won)154,453 million, (Won)203,959 million and (Won)239,910 million for the years ended December 31, 2005, 2006 and 2007. respectively, of which approximately (Won)46,913 million, (Won)34,361 million and (Won)33,240 million, respectively, was capitalized.

Intangible Assets

Intangible assets, comprising land usage rights, intellectual property rights (including patents and technology related to the TFT production process and the like), privileges for an industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

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

Revenue Recognition

Revenues from the sale of the Company’s products are recognized when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred to the customers, (iii) the sales price to the customer is fixed or determinable and (iv) collectibility is reasonably assured.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

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

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)365,437 million, (Won)438,867 million and (Won)415,081 million during the years ended December 31, 2005, 2006 and 2007, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)11,710 million, (Won)20,671 million and (Won)19,539 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2005, 2006 and 2007, amounted to (Won)187,633 million, (Won)188,796 million and (Won)194,081 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 amounted to (Won)21,907 million, (Won)24,143 million and (Won)30,433 million, respectively.

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

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

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

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

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

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”)which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not believe adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the Company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The Company does not believe adoption of SFAS 158 to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115 (“SFAS 159”). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe adoption of SFAS 159 to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141 (revised 2007)”). SFAS 141 (revised 2007) establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS 141 (revised 2007) will have a material impact on our consolidated financial position, results of operations or cash flows.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An amendment of ARB No. 51”(“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS 160 will have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair values of derivative instruments and their gains and losses

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact of adopting this standard.

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in U.S. dollars at this or any other rate. The U.S. dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of (Won)935.8: US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2007. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

4. Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean won)	2006		2007
Trade	(Won)	535,200	(Won)	1,574,241
Due from LG group companies and Philips affiliates		327,353		774,467
Others		112,561		98,341

		975,114		2,447,049
Allowance for doubtful accounts		(3,632)		(10,261)

	(Won)	971,482	(Won)	2,436,788

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

Trade bills negotiated through banks but has not matured, were recorded as short-term borrowings. Negotiated trade bills amounted to (Won)204,528 million (US $220,017 thousand) as of December 31, 2006, but there was no negotiated trade bills as of December 31, 2007.

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest in up to US $350 million in eligible accounts receivables of four subsidiaries, including LG Display America (formerly, LG.Philips LCD America) (“LGDUS”), LG.Philips LCD Germany (“LPLG”), LG Display Taiwan (formerly, LG.Philips LCD Taiwan) (“LGDTW”) and LG Display Japan (formerly, LG.Philips LCD Japan) (“LGDJP”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LGDUS and LPLG are sold without legal recourse to third party conduits through LG Display America Finance Corporation (formerly, LG. Philips LCD America Finance Corporation), a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LGDUS but is not consolidated for financial reporting purposes. The eligible receivables of LGDTW and LGDJP are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively, which are consolidated by ABN AMRO Bank. The Company continues servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates. Accordingly, no servicing asset or liability has been recorded.

The Program qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)364,785 million of which the Company’s subordinated retained interest was (Won)70,643 million. Accordingly, (Won)294,142 million as of December 31, 2006 of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at December 31, 2006. There was no outstanding balance of securitized accounts receivable held by the third party conduits as of December 31, 2007. Losses recognized on the sale of accounts receivable totaled approximately (Won)15,509 million and (Won)9,680 million, respectively, in the year ended December 31, 2006 and 2007. This cost is primarily related to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues and various program and facility fees associated with the Program. This cost is included in the accompanying consolidated statement of income under the caption selling, general and administrative expenses.

In June 2006, the Company has entered into a Banking Agreement—“Discounting of Export Bills without Recourse” with Standard Chartered Bank (“SCB”), Shanghai Branch. This agreement allows the Company to sell without recourse, on a revolving basis up to US$200 million in qualifying eligible accounts of LG.Philips LCD Shanghai (“LPLSH”) to SCB with a renewable annual term. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of sold accounts receivable held by the third party totaled (Won)41,914 million, but there was no outstanding balance of sold accounts receivable as of December 31, 2007. Losses recognized on the sale of accounts receivable totaled approximately (Won)542 million and (Won)434 million, respectively, in the year ended December 31, 2006 and 2007.

In September 2006, the Company has entered into an agreement for purchase and sale of accounts receivable with ChinaTrust Bank and Taishin International Bank. This agreement allows the Company to sell without recourse, on a revolving basis up to US$505 million. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of sold accounts receivable held by the third party totaled (Won)112,715 million, but there was no outstanding balance of sold accounts receivable as of December 31, 2007. Losses recognized on the sale of accounts receivable totaled approximately (Won)2,423 million and (Won)3,121 million, respectively, in the year ended December 31, 2006 and 2007.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

In October 2006, the Company has entered into receivables purchase agreement with Standard Chartered Bank (Hong Kong) Ltd (“SCBHK”). This agreement allows the Company to sell without recourse, on a revolving basis up to US$600 million in qualifying eligible accounts of LG Display America (formerly, LG.Philips LCD America) (“LGDUS”), LG.Philips LCD Germany (“LPLG”), LG Display Hong Kong (formerly, LG.Philips LCD Hong Kong Co., Ltd.) (“LGDHK”) and LG.Philips LCD Shanghai (“LPLSH”) to SCBHK with a five-year term. The Controlling Company joined this program in April 2007. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of sold accounts receivable held by the third party totaled (Won)185,633 million, but there was no outstanding balance of sold accounts receivable as of December 31, 2007. Losses recognized on the sale of accounts receivable totaled approximately (Won)2,458 million and (Won)6,053 million, respectively, in the year ended December 31, 2006 and 2007.

5. Inventories

Inventories comprise the following at December 31:

(in millions of Korean won)	2006		2007

Finished products	(Won)	571,849	(Won)	453,034
Work in process		264,377		208,668
Raw materials		215,364		162,222

Inventories	(Won)	1,051,590	(Won)	823,924

6. Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the years ended December 31, 2005, 2006 and 2007, 301, 475 and 279 foreign currency forward contracts were designated as cash flow hedges, respectively. During the years ended December 31, 2005, 2006 and 2007, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)13,334 million, (Won)18,911 million and (Won) (1,609) million, were recorded in other comprehensive income. The deferred loss of (Won)(1,609) million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the years ended December 31, 2005, 2006 and 2007, the Company recorded realized exchange gains of (Won)32,189 million, (Won)69,801 million and (Won)20,685 million and realized exchange losses of (Won)78,025 million, (Won)49,884 million and (Won)25,755 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the years ended December 31, 2005, 2006 and 2007, the Company recorded unrealized gains of (Won)27,359 million, (Won)4,053 million and (Won)6,624 million and unrealized losses of (Won)9,131 million, (Won)10,582 million and (Won)29,875 million respectively, relating to these derivative contracts designated for trading.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

7. Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31:

(in millions of Korean won)	2006		2007
Land	(Won)	340,954	(Won)	342,253
Buildings		2,266,109		2,615,087
Machinery, equipment and vehicles		14,161,165		14,857,369
Tools, furniture and fixtures		634,434		693,750
Machinery-in-transit		120,449		19,422
Construction-in-progress		991,513		753,249

		18,514,624		19,281,130
Accumulated depreciation		(9,029,476)		(11,689,476)

Property, plant and equipment, net	(Won)	9,485,148	(Won)	7,591,654

For the year ended December 31, 2007, the Company recorded impairment loss of (Won)44,398 million due to the change in the facilities investment plan. The impairment loss of (Won)44,398 million is composed of machinery, equipment and vehicles ((Won)16,139 million) and construction-in-progress ((Won)28,259 million). The impairment loss is recorded as selling, general and administrative expenses.

Operating Leases

Lease expenses held under operating leases for the years ended December 31, 2005, 2006 and 2007 were (Won)1,406 million, (Won)1,564 million and (Won)1,549 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2007 are as follows:

(in millions of Korean won)
For the years ended December 31,
2008	(Won)	1,461
2009		775
2010		428
2011		90
Thereafter		3

Total minimum future rentals	(Won)	2,757

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

8. Intangible Assets

Intangible assets comprised the following at December 31:

	2006
(in millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	46,486	(Won)	22,652	(Won)	12,299	(Won)	16,715	(Won)	98,152
Accumulated amortization		(17,450)		(12,740)		(4,878)		(1,713)		(36,241)

Intangible assets, net	(Won)	29,036	(Won)	9,912	(Won)	7,421	(Won)	15,542	(Won)	61,911

	2007
(in millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	56,579	(Won)	33,335	(Won)	12,445	(Won)	27,193	(Won)	129,552
Accumulated amortization		(22,302)		(21,756)		(6,122)		(1,885)		(52,065)

Intangible assets, net	(Won)	34,277	(Won)	11,579	(Won)	6,323	(Won)	25,308	(Won)	77,487

Amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted to (Won)6,778 million, (Won)6,766 million and (Won)15,824 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean won)
For the years ended December 31,
2008	(Won)	7,039
2009		6,684
2010		5,232
2011		5,128
2012		4,732

9. Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean won)	2006		2007
Loans, principally from banks:
with weighted-average interest rate of 3.7%	(Won)	250,105	(Won)	4,660

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

10. Long-Term Debt

Long-term debt comprises the following at December 31:

(in millions of Korean won)	2006		2007
Won-denominated Debt :
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2008 with interest rate of 5.89% per annum	(Won)	39,133	(Won)	19,566
Unsecured loans, representing obligation principally to banks:
Due 2007 to 2009 with interest rate of 6.08% per annum		49,250		29,550
Unsecured loans, representing obligation principally to banks:
Due 2009 to 2015 with interest rate of 3 year Korean Treasury Bond - 1.25% per annum		14,634		18,982
Unsecured loans, representing obligation principally to banks:
Due 2008 to 2010 with KDB Reference interest rate + 0.77 % per annum		150,000		60,000
Unsecured bond with interest rate ranging from 3.50 % to 5.89%
Due 2007 to 2011, net of unamortized discount		2,133,890		1,772,216

		2,386,907		1,900,314

U.S. Dollar-denominated Debt :
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2010 with interest ranging from 6M Libor+.0.50% to 0.60% per annum		136,646		127,279
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 3M Libor+.0.68% per annum		—		9,383
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2008 with interest rate of 6M Libor+1.20% per annum		44,621		11,258
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2008 with interest rate of 3M Libor+ ranging from 0.99% to 1.35% per annum		139,440		28,146
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M Libor+0.47% per annum		185,920		187,640
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 6M Libor+0.41% per annum		185,920		187,640
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M Libor+0.35% per annum		92,960		93,820
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate of 6M Libor+0.69% per annum		—		46,910
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M Libor+0.66% per annum		—		131,348
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M Libor+0.53% per annum		—		93,820
Unsecured bond with interest rate of 3M Libor+0.60%, due 2007		185,920		—
Zero Coupon Convertible Bonds due 2010(put year : 2007)(1)		466,450		—
Zero Coupon Convertible Bonds due 2012(put year : 2010)(2)		—		527,361

		1,437,877		1,444,605

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

(in millions of Korean won)	2006		2007
Euro-denominated Debt :
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate 3M Eulibor+0.60% per annum		—		95,726

		—		95,726

Chinese Renminbi-denominated Debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 90% of the Basic Rate published by the People’s Bank		30,953		12,843

Less : Current portion		(564,672)		(409,236)

	(Won)	3,291,065	(Won)	3,044,252

Unsecured long-term debt is subject to various restrictive covenants. Typically, these covenants include restrictions on the debt to equity ratio, debt coverage ratio, interest coverage ratio, total debt limits, earnings before interest, tax and depreciation requirements and other similar financial ratios. The Company was in compliance with these financial covenants during all periods presented.

(1)	On April 19, 2005, the Company issued U.S. dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of the principal amount at maturity. The bondholders have a put option to be repaid at 108.39% of the principal amount on October 19, 2007. On September 19, 2007, put option for US$459.6 million was exercised and bonds were paid on October 19, 2007. On the same date, the Company exercised its call option to pay off the rest of convertible bonds amounting to US$15.4 million which were paid in November 2007. For the year ended December 31, 2007, the Company recorded loss on redemption of debentures of (Won)19,216 million due to the redemption of convertible bonds.

(2)	On April 18, 2007, the Company issued U.S. dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77 % of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75 % of their principal amount on April 18, 2010. As of December 31, 2007, the number of non-converted common shares is 10,464,234. The Company is entitled to exercise a call option after three years from the closing date at the amount of the principal and interests, calculated at 3.125% of the yield to maturity, from the closing date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds have been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interests from the closing date to the repayment date prior to their maturity.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

The aggregate annual maturities of long-term debt outstanding as of December 31, 2007 were as follows:

(in millions of Korean won)	Won-denominated Loans		U.S. Dollar- denominated Loans		Euro- denominated Loans		Zero Coupon Convertible Bonds		Total
For the years ending December 31,
2009	(Won)	570,451	(Won)	40,655	(Won)	—	(Won)	—	(Won)	611,106
2010		609,873		50,047		22,055		—		681,975
2011		403,797		483,173		29,407		—		916,377
2012		3,796		234,550		29,407		516,010		783,763
2013		3,796		23,456		14,703		—		41,955
Thereafter		4,619		—		—		—		4,619

	(Won)	1,596,332	(Won)	831,881	(Won)	95,572	(Won)	516,010	(Won)	3,039,795

11. Accrued Severance Benefits

Accrued severance benefits were as follows as of December 31:

(in millions of Korean won)	2006		2007
Balance at beginning of year	(Won)	112,010	(Won)	136,792
Provisions for severance benefits		55,183		62,828
Transferred from affiliated companies		3,531		2,117
Actual severance payments		(33,932)		(48,202)

Balance at end of year		136,792		153,535

Cumulative Deposits to National Pension Fund		(640)		(530)
Balance of the severance insurance deposits		(54,267)		(99,509)

Net balance	(Won)	81,885	(Won)	53,496

The severance benefits are funded approximately 40% and 65% as of December 31, 2006 and 2007, respectively, through severance insurance deposits for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., Lucky Life Insurance Co., Ltd. and Korea Life Insurance Co., Ltd. and these deposits accumulated interest at an average rate of 4.1% and 4.4%, for Kyobo Life Insurance Co., Ltd., 4.2% and 4.4%, for Lucky Life Insurance Co., Ltd. and 4.1% and 4.3%, for Korea Life Insurance Co., Ltd. for the years ended December 31, 2006 and 2007, respectively. The Company has additional severance insurance deposits with Green Cross Life Insurance Co., Ltd and LIG Insurance Co., Ltd with accumulated interest at an average rate of 5.1% for the year ended December 31, 2007.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean won)
For the years ended December 31,
2008	(Won)	630
2009		599
2010		1,516
2011		1,956
2012		3,883
2013		3,164
2014		3,229
2015		5,726
2016		5,099
2017		4,632

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

12. Income Taxes

Income before income taxes and tax provision comprises the following:

(in millions of Korean won)	2005		2006		2007
Income before income taxes :
Domestic	(Won)	361,806	(Won)	(950,798)	(Won)	1,538,264
Foreign subsidiaries		43,124		15,916		15,005

	(Won)	404,930	(Won)	(934,882)	(Won)	1,553,269

Income taxes-Current :
Domestic	(Won)	25,989	(Won)	—	(Won)	80,318
Foreign subsidiaries		5,956		6,482		6,211

		31,945		6,482		86,529

Income taxes-Deferred :
Domestic	(Won)	(167,749)	(Won)	(243,890)	(Won)	131,175
Foreign subsidiaries		(915)		(4,695)		(8,814)

		(168,664)		(248,585)		122,361

Income tax expense (benefit)	(Won)	(136,719)	(Won)	(242,103)	(Won)	208,890

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2007 are as follows:

(in millions of Korean won)	2006		2007
Current deferred tax asset (liability)
Inventories	(Won)	—	(Won)	5,978
Tax credit carryforward		—		292,134
Product warranty		—		12,348
Others		—		18,584
Net deferred tax assets, including other comprehensive income related deferred tax asset		—		329,044
Less: Other comprehensive income related deferred tax assets		—		6,303

Current deferred tax asset	(Won)	—	(Won)	335,347

Non-Current deferred tax asset (liability)
Intangible asset	(Won)	10,681	(Won)	18,725
Tax credit carry-forward		436,486		111,536
Property, plant and equipment		59,254		63,733
Long-term debts		(9,483)		(12,473)
Net operating loss carryforwards		248,493		—
Others		24,199		(21,057)
Less: Valuation allowance		(159,527)		—

Non-Current deferred tax asset	(Won)	610,103	(Won)	160,464

As of December 31, 2007, the Company has available unused investment tax credits of (Won)448,522 million expire at various dates primarily up to 5 years.

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008.

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2005, 2006 and 2007 are as follows:

(in millions, except for per share amount)	2005		2006		2007
Benefit from tax exemption	(Won)	46,026	(Won)	—	(Won)	23,564
Weighted-average number of common shares Outstanding		339		358		358

Effect per share (Korean Won)	(Won)	128	(Won)	—	(Won)	66

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 27.5%. Accordingly, deferred income taxes as of December 31, 2006 and 2007 were calculated based on the enacted rate of 27.5%.

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent for the years ended December 31, 2005, 2006 and 2007 as follows:

(in millions of Korean won)	2005		2006		2007
Taxes at Korean statutory tax rate	(Won)	111,356	(Won)	(257,093)	(Won)	427,149
Income tax exemption		(39,110)		—		(23,564)
Income tax credits		(200,470)		(143,511)		(32,817)
Change in valuation allowance		—		159,527		(159,527)
Change in foreigner’s equity interest		(4,084)		—		3,514
Foreign tax differential		6,301		3,213		(8,795)
Nondeductible items		(6,738)		(1,388)		2,790
Others		(3,974)		(2,851)		140

Income tax expense (benefit)	(Won)	(136,719)	(Won)	(242,103)	(Won)	208,890

At December 31, 2007, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future was 41,500 million won. The unrecognized deferred tax liabilities as of December 31, 2007 for such temporary differences amounted to 11,413 million won.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity’s uncertain income tax positions. The adoption of FIN 48 did not have any impact on our consolidated financial statements. We did not have any unrecognized tax benefits at the beginning of the year and there has been no change during the year.

Our primary tax jurisdictions are Korea, China, Japan, Germany, Poland and the United States. Our open tax years are 5 years, 6 years, 1 year, 5 years, 3 years and 9 years in Korea, China, Japan, Germany, Poland and the United States, respectively. We have not made any provision for the disputed tax liabilities under SFAS Statement 109 or FIN 48.

Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense.

13. Stockholders’ Equity

Common Stock

The number of authorized shares and issued common shares as of December 31, 2006 and 2007 are 400,000,000 and 357,815,700, and 500,000,000 and 357,815,700, respectively.

In July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of ADSs for gross proceed of US $1,189,656 thousands ((Won)1,220,706 million).

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

In July 2005, pursuant to the underwriting agreement dated July 21, 2005, the Company sold 4,600,000 shares of common stock in the form of ADSs for gross proceeds of US $196,144 thousands ((Won)201,263 million).

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the twelve month period ended December 31, 2007, the Company recorded compensation expense of (Won)2,691 million.

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean won)	2006		2007
Appropriated retained earnings:
Legal reserve	(Won)	60,086	(Won)	60,086
Unappropriated retained earnings		2,789,826		4,134,205

	(Won)	2,849,912	(Won)	4,194,291

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

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

The following table shows total share-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)	2006		2007
Cost of goods sold	(Won)	(158)	(Won)	(1,038)
Selling general and administrative		(435)		(4,670)
Income tax expense		26		1,359

There were no capitalized share-based compensation costs at December 31, 2007.

The following tables summarize option activity under the SARs for the year ended December 31, 2006 and 2007:

(in Korean won)	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
Balance at December 31, 2005	(Won)	44,050	410,000	—
Options granted		—	—
Options exercised		—	—
Options canceled/expired		—	150,000

Balance at December 31, 2006	(Won)	44,050	260,000	5

Options granted		—	—
Options exercised		—	—
Options canceled/expired		—	40,000

Balance at December 31, 2007	(Won)	44,050	220,000	4

Exercisable at December 31, 2007	(Won)	—	—	—

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

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

	2006		2007
Option term (years)(1)		5		5
Volatility(2)		48.67%		47.21%
Risk-free interest rate (Korean government bond)		5.00%		5.78%
Dividend yield		0%		0%
Weighted average fair value per option granted	(Won)	9,849	(Won)	25,946

(1)	The option term is the number of years that the Company estimates that options will be outstanding prior to settlement.

(2)	Measured using historical weekly price changes of the Company’s stock over the respective term of the option.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

15. Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.

Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings (loss) per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Earnings (Loss) per share for the years ended December 31, 2005, 2006 and 2007 are calculated as follows:

(in millions, except for per share amount)	2005		2006		2007
Basic earnings (loss) per share:
Numerator:
Net income (loss) allocated to common stock	(Won)	541,649	(Won)	(692,779)	(Won)	1,344,379
Denominator:
Weighted-average number of common shares outstanding(1)		339		358		358

Basic earnings (loss) per share	(Won)	1,596	(Won)	(1,936)	(Won)	3,755

	2007
Diluted earnings per share:
Numerator:
Net income allocated to common stock for basic computation	(Won)	1,344,379
Net income effect of dilutive securities
Add:
Interest expense on convertible bonds, net of tax		8,990

	(Won)	1,353,369
Denominator:
Number of shares used in basic computation		358
Weighted average effect of dilutive securities
Add:
Convertible bonds unexercised		7

		365
Diluted earnings per share	(Won)	3,708

(1)	For the year ended December 31, 2005, issuance of 32,500 thousand shares of common stock (American Depositary Shares) in July 2005, were included in the computation of weighted-average number of common shares outstanding.

16. Commitments and Contingencies

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs in the United States District Court for the Central District of California. On November 21, 2006, the Company was awarded US$53.5 million in damages in a trial by jury. On September 12, 2007, the court granted the Company’s request for enhanced damages, interest on damages, and additional damages for

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

continuing infringement and legal fees. On September 17, 2007, the same court granted the Company’s request for permanent injunction against Chunghwa Picture Tubes to stop it from selling or importing the infringing products in the United States.

On May 27, 2004, the Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement on two of the Company’s United States patents relating to rear-mountable liquid crystal display devices.

On May 13, 2005, the Company also filed a separate complaint against Chunghwa Picture Tubes, Tatung Company, Tatung Co. of America and ViewSonic Corporation claiming infringement of the Company’s patents relating to the design and manufacture of liquid crystal display modules in the United States District of Delaware. On July 27, 2006, the Company was awarded US$52.4 million in damages.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc. and the Company in the United States District Court for the Central District of California. On March 29, 2007, after the parties stipulated to the dismissal of Chunghwa Picture Tubes’ infringement claim as well as the dismissal of all pending claims and counterclaims against each other, the same court dismissed the case without prejudice.

On November 26, 2007, the Company and Chunghwa Picture Tubes signed a settlement and patent agreement regarding the dismissal of two pending claims, and a cross licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes will pay a settlement payment to the Company in compensation. The settlement involves multiple elements. Since there was no fair value for all of the elements, the Company did not account for each element separately. The settlement payment is included in legal settlement within other income (expense).

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued against the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but on March 31, 2008, the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer.

On December 6, 2007, the Company and Tatung Co. signed a settlement agreement providing for dismissal of pending claims and counterclaims against each other. On January 19, 2008, the Company and ViewSonic Corp., signed a settlement agreement providing for dismissal of pending claims and counterclaims against each other.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois. On June 28, 2007, the Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

In December 2006, the Company received notice that it was under investigation by the Korean Fair Trade Commission, the Japanese Fair Trade Commission, the Antitrust Division of the U.S., Department of Justice, the European Commission and regulatory bodies of other competitive markets with respect to possible anti-competitive activities in the TFT-LCD industry. The Company is cooperating fully with the investigations, which are ongoing.

Subsequent to the commencement of the U.S. Department of Justice investigations, a number of purported class action lawsuits were filed against the Company and other TFT-LCD panel manufacturers in various federal district courts, alleging violation of U.S. antitrust laws and other related laws. In addition, purported class action lawsuits have been brought against the Company, and certain of its officers and directors, in the United States District Court for the Southern District of New York in February 2007, alleging, among other things, that the Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934, as amended, in connection with possible anti-competitive activities in the TFT-LCD industry. While the Company intends to defend these suits vigorously, it is too early in the proceedings to evaluate the probability of a favorable or unfavorable outcome of the actions, or to estimate the potential loss, if any.

As of December 31, 2007, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2007, the Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$ 100 million. The Company has a zero balance with respect to these facilities at December 31, 2007.

As of December 31, 2007, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities for up to US$ 1,143.5 million. The Company made agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$ 35.5 million.

The Company receives repayment guarantees from ABN AMRO Bank amounting to US$ 8.5 million relating to tax payments in Poland.

As of December 31, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 90 million term loan credit facility of LG.Philips LCD Poland Sp. z o.o.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

LG Display America, Inc. (formerly, LG.Philips LCD America, Inc.) and other subsidiaries have entered into short-term facility agreements of up to US$ 77 million, EUR 3.6 million, and JP¥ 5,200 million with Comerica Bank and other various banks. . LG Display Japan Co., Ltd. (formerly, LG.Philips LCD Japan Co., Ltd.) and LG Display Taiwan Co., Ltd. (formerly, LG.Philips LCD Taiwan Co., Ltd.) are provided with repayment guarantees from UFJ Bank and ABN AMRO Bank amounting to JP¥ 1,300 million and US$ 4 million, respectively, relating to their local tax payments.

As of December 31, 2007, in relation to its TFT-LCD business, the Company has patent license agreements with Hitachi and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)47,108 million, (Won)30,054 million and (Won)30,101 million in the year ended December 31, 2005, 2006 and 2007, respectively.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms and had expired in 2004. The Company has reentered into a formal master agreement with both LGE and Philips in 2006.

As of December 31, 2007, the Company has a trademark license agreement with LG Corporation and Philips Electronics.

On December 17, 2007, the Company entered into an investment agreement with HannStar Display Corporation, or HannStar, whereby the Company agreed to purchase 180,000,000 shares of non-voting preferred stock, par value NT$10, of HannStar. The aggregate issue price for the preferred shares was NT$3,170,250,000, which the Company paid in cash on February 27, 2008. The preferred shares are convertible into shares of common stock of HannStar at our option until the third anniversary of the issue date and are subject to certain put and call options. Any preferred shares that have not been converted or redeemed by the third anniversary of the issue date are mandatorily redeemable by HannStar. On January 1, 2008, the Company also entered into a purchase agreement with HannStar, whereby HannStar agreed to supply the Company, on a monthly basis, with TFT-LCD modules and cells to be used in TFT-LCD products. The agreement has a term of 3 years but will be automatically renewed unless either party provides the other with prior notice to terminate. The Company pay the purchase price for the modules and cells on a delivery basis.

17. Fair Value of Financial Instruments

The estimated fair values of the Company’s other financial instruments are as follows:

(in millions of Korean Won)	2006
	Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	3,855,737	(Won)	3,892,809
Derivative instruments		27,864		27,864

(in millions of Korean Won)	2007
	Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	3,453,488	(Won)	3,234,667
Derivative instruments		(37,960)		(37,960)

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

18. Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group and Philips Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of December 31, 2005, 2006 and 2007 are summarized as follows:

	2005
(in millions of Korean won)	Sales		Purchases(1)		Receivables		Payables(2)
LG Electronics Inc.	(Won)	1,821,507	(Won)	179,577	(Won)	219,327	(Won)	66,751
Philips affiliates		1,323,637		52,229		176,599		4,548
LG Corp.		—		11,218		10,970		1,692
LG Chem Ltd.		—		620,930		—		72,319
LG International Japan Ltd.		350,127		1,074,178		44,372		162,133
LG International HK Ltd.		317,795		—		2,336		4,360
LG International America, Inc.		—		115,697		—		12,202
LG International Singapore Ltd.		66,013		—		796		262
LG International Deutschland GmbH		—		81,859		—		16,917
LG International Corp. (Korea)		9,832		66,323		11		2,548
Serveone Co., Ltd.		—		146,109		—		36,792
LG Micron Ltd.		—		125,224		—		55,234
LG CNS Co., Ltd.		—		113,615		—		32,370
Others		75,142		61,959		22,320		9,790

2005 Total	(Won)	3,964,053	(Won)	2,648,918	(Won)	476,731	(Won)	477,918

	2006
(in millions of Korean won)	Sales		Purchases(1)		Receivables		Payables(2)
LG Electronics Inc.	(Won)	1,729,344	(Won)	134,236	(Won)	138,959	(Won)	13,574
Philips affiliates		1,331,407		74,550		112,569		5,863
LG Corp.		—		13,151		2,340		548
LG Chem Ltd.		—		708,770		—		180,425
LG International Japan Ltd.		504,756		732,670		45,930		96,001
LG International HK Ltd.		346,496		—		4,670		238
LG International America, Inc.		—		95,533		—		3,504
LG International Singapore Ltd.		100,236		—		—		—
LG International Deutschland GmbH		8,399		33,067		—		10,081
LG International Corp. (Korea)		539		144,808		8,084		13,129
Serveone Co., Ltd.		299		175,665		2,373		47,169
LG Micron Ltd.		237		113,268		—		50,568
LG CNS Co., Ltd.		5		103,056		—		8,528
Others		39,768		302,912		12,428		49,506

2006 Total	(Won)	4,061,486	(Won)	2,631,686	(Won)	327,353	(Won)	479,134

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

	2007
(in millions of Korean won)	Sales		Purchases(1)		Receivables		Payables(2)
LG Electronics Inc.	(Won)	2,516,874	(Won)	81,616	(Won)	400,348	(Won)	26,003
Philips affiliates		1,704,297		13,784		257,136		4,927
LG Corp.		—		17,227		2,444		3,727
LG Chem Ltd.		65		862,868		—		170,625
LG International Japan Ltd.		704,314		269,519		59,072		39,398
LG International HK Ltd.		142,137		—		—		173
LG International America, Inc.		1,608		43,513		—		1,295
LG International Singapore Ltd.		304,912		—		1,125		492
LG International Deutschland GmbH		9,359		5,010		682		468
LG International Corp. (Korea)		27,512		111,352		2,688		16,926
Serveone Co., Ltd.		156		237,242		12,108		64,704
LG Micron Ltd.		1,325		105,553		—		36,398
LG CNS Co., Ltd.		—		79,077		—		9,350
Others		63,409		574,877		38,864		61,541

2007 Total	(Won)	5,475,969	(Won)	2,401,638	(Won)	774,467	(Won)	436,027

(1)	Includes purchases of property, plant and equipment.

(2)	Includes advances received.

19. Segment Information

The Company operates in one business segment, the manufacture and sale of TFT-LCDs. The following is a summary of operations by country based on the location of the customer as of and for the years ended December 31, 2005, 2006 and 2007. Property, plant and equipment is based on the location of the equipment.

By Geography

(in millions of Korean won)	2005		2006		2007
Revenue from external customers:
Republic of Korea	(Won)	990,900	(Won)	805,164	(Won)	985,287
Asia		6,688,993		6,534,476		8,970,108
America		1,062,374		1,033,726		1,489,685
Europe		1,329,989		1,753,717		2,604,256
Others		3,324		497,117		302,630

Total	(Won)	10,075,580	(Won)	10,624,200	(Won)	14,351,966

Property, Plant, and Equipment:
Republic of Korea	(Won)	9,017,587	(Won)	8,898,774	(Won)	6,871,847
Asia		216,157		363,106		397,704
Europe		298		219,205		318,952
Others		62		4,063		3,151

Total	(Won)	9,234,104	(Won)	9,485,148		7,591,654

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

During the years ended December 31, 2005, 2006 and 2007, the Company’s revenue from its three largest customers accounted for 40.1%, 42.0% and 41.8% of total revenue respectively. Sales to A Company constituted 9.8%, 15.9% and 19.2% of total revenue, for the years ended December 31, 2005, 2006 and 2007, respectively. Sales to B Company constituted 14.5%, 13.8% and 13.3% of total revenue, for the years ended December 31, 2005, 2006 and 2007, respectively. The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

The following is a summary of revenue by product for the years ended December 31, 2005, 2006 and 2007.

By Product

(in millions of Korean won)	2005		2006		2007
Panels for:
Notebook computers	(Won)	2,113,452	(Won)	2,166,932	(Won)	3,084,705
Desktop monitors		4,740,440		2,906,940		3,708,891
TFT-LCD televisions		2,805,013		4,938,896		6,841,453
Others		416,675		611,432		716,917

Total	(Won)	10,075,580	(Won)	10,624,200	(Won)	14,351,966

20. Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2005, 2006 and 2007 is as follows:

(in millions of Korean won)	2005		2006		2007
Cash paid during the year for:
Interest	(Won)	151,646	(Won)	203,782	(Won)	231,017
Income taxes		99,400		22,473		20,915
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment		1,077,932		854,019		237,648

21. Subsequent Events

On January 1, 2008, the Company entered into a contract to acquire the Active Matrix-Organic Light Emitting Diode (“AM OLED”) business from LG Electronics Inc., its parent company, by a way of taking over the AM OLED business related inventories, intellectual property rights and employees.

On February 29, 2008, the shareholders of the Company approved the name change of the Controlling Company from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. during the 23rd annual general meeting of shareholders. The name change became effective on March 3, 2008.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005, 2006 and 2007

On February 29, 2008, the shareholders of the Company approved the distribution of a cash dividend of KRW 750 per share of the Company to all shareholders of record as of December 31, 2007. Such cash dividend, amounting to a total dividend of KRW 268,362 billion, was distributed to the shareholders of the Company on March 21, 2008. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as an appropriation of retained earning in the fiscal year ending on December 31, 2008.

On February 4, 2008, the Board of Directors changed the trade name of the Controlling Company (LG.Philips LCD Co., Ltd.) to LG Display Co., Ltd. This change was ratified by the shareholders during the 23rd shareholders’ meeting on February 29, 2008.

On March 12, 2008, Koninklijke Philips Electronics N. V. sold 24 million shares of the Company. Following this transaction, Koninklijke Philips Electronics N. V. has a 13.2% ownership interest in the Company.

On March 13, 2008, the Company entered into a license agreement with Eastman Kodak Company for a non-exclusive, non-transferable license under a patent relating to technology for OLED displays and modules. The agreement, which expires in December 2010, provides for a running royalty for each product the Company produce using the licensed technology. The agreement is subject to termination in the event of a material breach of the terms of the agreement.

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

VALUATION AND QUALIFYING ACCOUNTS

(in millions of Korean Won)	Balance at beginning of period		Charged to bad debt expenses		Write-offs charged to allowance		Balance at end of period
Year ended December 31, 2005:
Allowance for doubtful accounts	(Won)	3,418	(Won)	1,071	(Won)	(149)	(Won)	4,340

Year ended December 31, 2006:
Allowance for doubtful accounts	(Won)	4,340	(Won)	(346)	(Won)	(363)	(Won)	3,631

Year ended December 31, 2007:
Allowance for doubtful accounts	(Won)	3,631	(Won)	6,638	(Won)	(8)	(Won)	10,261

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2005:
Reserve for warranty liabilities	(Won)	19,217	(Won)	28,909	(Won)	(23,179)	(Won)	24,947

Year ended December 31, 2006:
Reserve for warranty liabilities	(Won)	24,947	(Won)	46,013	(Won)	(39,699)	(Won)	31,261

Year ended December 31, 2007:
Reserve for warranty liabilities	(Won)	31,261	(Won)	77,852	(Won)	(59,818)	(Won)	49,295

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2006:
Allowance for deferred tax assets	(Won)	—	(Won)	159,527	(Won)	—	(Won)	159,527

Year ended December 31, 2007:
Allowance for deferred tax assets	(Won)	159,527	(Won)	—	(Won)	(159,527)	(Won)	—

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD. (Registrant)

/s/ YOUNG SOO KWON
(Signature) Young Soo Kwon Representative Director/ President and Chief Executive Officer Name/Title

/s/ JAMES JEONG
(Signature) James (Hoyoung) Jeong Director/ Executive Vice President and Chief Financial Officer Name/Title

Date: April 16, 2008