Form 20-F
period 2008-12-31
LG Display Co., Ltd.
filed 2009-06-23
CIK 1290109

As filed with the Securities and Exchange Commission on June 23, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Jinjun Lee West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu Seoul, Republic of Korea 150-721 Telephone No.: +82-2-3777-1005 Facsimile No.: +82-2-3777-0797
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

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒                                International Financial Reporting Standards as issued by

                                                         the International Accounting Standards Board  ☐                Other  ☐

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

All references to “Korean Won,” “Won” or “(Won)” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “HK$” are to the currency of the Hong Kong Special Administrative Region of the People’s Republic of China, all references to “Euro” or “€” are to the currency of the European Union, all references to “PLN” are to the currency of the Republic of Poland, and all references to “SG$” are to the currency of Singapore.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

Effective January 1, 2008, we have reclassified certain of our accounts, and we have made the corresponding reclassifications to our 2006 and 2007 accounts in our consolidated financial statements and related notes included in this annual report to conform them to the 2008 presentation.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2008, which was (Won)1,262.0 = US$1.00.

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

The selected consolidated financial and operating data set forth below have been presented on a historical cost basis for all periods presented. The selected consolidated balance sheet data as of December 31, 2007 and 2008 and the selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements and related notes included in this annual report. These audited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated statement of operations data

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008 (9)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Sales	(Won)	8,325	(Won)	10,076	(Won)	10,624	(Won)	14,352	(Won)	16,274	US$	12,895
Cost of sales		6,246		9,070		10,910		12,072		13,609		10,783
Gross profit (loss)		2,079		1,006		(286)		2,280		2,665		2,112
Selling, general and administrative expenses		319		528		596		802		896		710
Antitrust fine(1)		—		—		—		—		535		424
Operating income (loss)		1,760		478		(882)		1,478		1,234		978
Foreign currency exchange gain (loss), net		19		(24)		52		71		(243)		(192)
Other income (expense)		(18)		(73)		(53)		75		(161)		(127)
Earnings (loss) before income tax expense (benefit)		1,742		405		(935)		1,553		1,073		851
Income tax expense (benefit)		38		(137)		(242)		209		168		133
Net income (loss)		1,704		542		(693)		1,344		905		718
Earnings (loss) per share		5,586		1,596		(1,936)		3,755		2,529		2.00
Diluted earnings (loss) per share		5,586		1,596		(1,936)		3,708		2,497		1.98
Dividends declared per share		—		—		—		750		500		0.40
Weighted average shares outstanding - basic (in millions)		305		339		358		358		358		358
Weighted average shares outstanding – diluted (in millions)		305		339		358		365		369		369

Consolidated balance sheet data

	As of December 31,
	2004		2005		2006		2007		2008		2008 (9)
	(in billions of Won)										(in millions of US$)
Cash and short-term financial instruments	(Won)	1,361	(Won)	1,579	(Won)	954	(Won)	1,981	(Won)	3,408	US$	2,700
Accounts receivable, net		954		1,333		971		2,437		2,051		1,625
Inventories		804		690		1,052		824		1,137		901
Total current assets		3,399		3,847		3,154		5,754		7,021		5,563
Property, plant and equipment, net		6,564		9,234		9,485		7,592		9,296		7,366
Total assets	(Won)	10,262	(Won)	13,617	(Won)	13,496	(Won)	13,845	(Won)	17,512	US$	13,876
Short-term borrowings		483		309		250		5		601		476
Trade accounts payable		583		694		949		995		988		783
Other accounts payable(2)		1,016		1,475		1,249		615		2,044		1,619
Total current liabilities		2,574		3,145		3,247		2,449		4,793		3,798
Long-term debt, including current installments		2,206		3,293		3,856		3,453		3,513		2,784
Total liabilities	(Won)	4,599	(Won)	6,043	(Won)	6,622	(Won)	5,596	(Won)	8,461	US$	6,704
Capital stock	(Won)	1,627	(Won)	1,789	(Won)	1,789	(Won)	1,789	(Won)	1,789	US$	1,418
Total stockholders’ equity	(Won)	5,663	(Won)	7,574	(Won)	6,874	(Won)	8,249	(Won)	9,051	US$	7,172

Other Financial Data

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008 (9)
	(in billions of Won, except for percentages)										(in millions of US$, except for percentages)
Gross margin (3)		25.0%		10.0%		(2.7)%		15.9%		16.4%		16.4%
Operating margin (4)		21.1%		4.7%		(8.3)%		10.3%		7.6%		7.6%
Net margin (5)		20.5%		5.4%		(6.5)%		9.4%		5.6%		5.6%
EBITDA (6)	(Won)	3,014	(Won)	2,223	(Won)	1,814	(Won)	4,500	(Won)	3,521	US$	2,790
Capital expenditures		3,886		4,166		3,076		1,577		2,749		2,178
Depreciation and amortization (7)		1,235		1,761		2,609		2,798		2,509		1,987
Net cash provided by operating activities (8)		2,743		2,109		1,866		3,309		4,525		3,586
Net cash used in investing activities		(3,893)		(4,198)		(3,067)		(2,382)		(4,290)		(3,400)
Net cash provided by (used in) financing activities		2,009		2,308		577		(682)		(138)		(109)

(1)	Antitrust fine represents a fine to the U.S. Department of Justice, a further discussion of which is included under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
(2)	Other accounts payable primarily consist of accounts payable relating to the purchase of non-current assets.
(3)	Gross margin represents gross profit (loss) divided by sales.
(4)	Operating margin represents operating income (loss) divided by sales.
(5)	Net margin represents net income (loss) divided by sales.
(6)	EBITDA is defined as net income (loss) plus: interest expense (income); income tax expense (benefit); depreciation; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income (loss) to EBITDA is as follows:

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008 (9)
	(in billions of Won)										(in millions of US$)
Net income (loss)	(Won)	1,704	(Won)	542	(Won)	(693)	(Won)	1,344	(Won)	905	US$	718
Interest expense		58		108		169		207		152		121
Interest income		(20)		(51)		(29)		(58)		(213)		(169)
Income tax expense (benefit)		38		(137)		(242)		209		168		133
Depreciation		1,224		1,748		2,597		2,781		2,494		1,976
Amortization of intangible assets		6		7		7		16		13		10
Amortization of debt issuance cost		4		6		5		1		2		1

EBITDA	(Won)	3,014	(Won)	2,223	(Won)	1,814	(Won)	4,500	(Won)	3,521	US$	2,790

(7)	Depreciation and amortization includes depreciation, amortization of intangible assets and amortization of debt issuance cost.
(8)	Effect of exchange rate change on cash and cash equivalents has been excluded from net cash provided by operating activities.
(9)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Operating Data:
Number of panels sold by product category: (1)
Televisions	12,649	18,616	20,216
Notebook computers	21,089	32,106	41,969
Desktop monitors	20,125	27,827	31,558
Other applications (2)	69,723	130,241	151,357

Total	123,586	208,790	245,100

	Year Ended December 31,
	2006		2007		2008		2008 (4)
	(in billions of Won)						(in millions of US$)
Revenue by category:
Televisions	(Won)	4,939	(Won)	6,841	(Won)	8,020	US$	6,355
Notebook computers		2,167		3,085		3,701		2,933
Desktop monitors		2,907		3,709		3,934		3,117
Other applications (2) (3)		611		717		619		490

Total	(Won)	10,624	(Won)	14,352	(Won)	16,274	US$	12,895

(1)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.
(2)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment.
(3)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which amounted to (Won)171.1 billion and (Won)(194.5) billion (US$(154.1)) million), or 1.6% and (1.2)% of total revenue, for the years ended December 31, 2006 and December 31, 2008, respectively. Such adjustments were minimal for the year ended December 31, 2007.
(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2008, which was (Won)1,262.0 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On June 19, 2009, the noon buying rate was (Won)1,264.2 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2004	(Won)	1,035.1	(Won)	1,139.3	(Won)	1,195.1	(Won)	1,035.1
2005		1,010.0		1,023.7		1,059.8		997.0
2006		930.0		950.1		1,002.9		913.7
2007		935.8		928.0		950.2		903.2
2008		1,262.0		1,105.8		1,507.9		935.2
December		1,262.0		1,361.6		1,479.0		1,257.4
2009 (through June 19)		1,264.2		1,351.5		1,570.1		1,232.1
January		1,380.0		1,354.4		1,391.5		1,292.3
February		1,532.8		1,439.6		1,532.8		1,368.7
March		1,372.3		1,449.6		1,570.1		1,334.8
April		1,277.0		1,332.1		1,378.3		1,277.0
May		1,249.0		1,254.3		1,277.0		1,232.9
June (through June 19)		1,264.2		1,250.4		1,269.0		1,232.1

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

The global economic downturn may result in reduced demand for our products and adversely affect our profitability.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors and other application products utilizing TFT-LCD panels, which has in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to the weakening demand, we reduced our TFT-LCD production from July 2008 to February 2009. We may decide to adjust our future TFT-LCD production on an ongoing basis subject to market demand for our products, the production outlook of the global TFT-LCD industry and global economic conditions in general. We cannot predict how long the current market conditions will last. We expect the general decline in demand for TFT-LCD products to continue to prevail at least in the near future, which may adversely affect our business, results of operations and/or financial condition.

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

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Infovision, Hydis, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Innolux, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

Recent media reports have indicated that certain of our competitors, particularly panel makers in Taiwan, may be engaged in merger and consolidation discussions. Industry consolidation among our competitors may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations are sponsored by a government entity. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

We and our competitors each seek to establish our own products as the industry standards. For example, in the growing large-size television panel market, we currently manufacture 32-inch, 37-inch, 42-inch, 47-inch, 52-inch and 55-inch television panels. Other TFT-LCD manufacturers produce competitive large-size television panels in slightly different dimensions. If our competitors’ panels become the standard market size, we may lose market share, which may have a material adverse effect on our financial condition and results of operations.

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

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. In recent years, there has been a general decline in the average selling price of our display panels. For example, the overall average selling price of our display panels (including small panel applications) per panel, which is derived by dividing total sales revenues by total number of panels sold, decreased by 20.0% from (Won)85,966 per panel in 2006 to (Won)68,739 in 2007 and further decreased by 3.4% to (Won)66,398 in 2008 despite the significant depreciation of the Korean Won against the U.S. dollar in 2008. The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 14.9% from US$1,555 per square meter of net display area in 2006 to US$1,323 in 2007 and further decreased by 30.4% to US$921 in 2008. During the three-month period ended March 31, 2009, the average selling price per square meter of net display area further decreased by 27.4% to US$669.

Our gross margins have also fluctuated from period to period, from (2.7)% in 2006 to 15.9% in 2007 to 16.4% in 2008. Principal factors affecting our gross margins include declines in the average selling prices of our display panels, as well as our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp-up of new fabrication facilities, and any large increases in capacity that this may create could further drive down the average selling prices of our panels, which would affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products, consumer electronics products and our other application products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

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

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics, our largest shareholder, together accounted for 71.3% of our sales in 2006, 73.7% in 2007 and 76.5% in 2008. Our top three end-brand customers together accounted for 42.0% of our sales in 2006, 41.8% in 2007 and 43.2% in 2008. In 2008, two end-brand customers, LG Electronics (excluding its purchases made as a system integrator) and Philips Electronics, each contributed to 10% or more of our sales.

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

In addition, we engage in related party transactions with LG Electronics, our largest shareholder, and its affiliates:

•

Sales to LG Electronics – sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 16.3%, 17.5% and 21.2% of our sales in 2006, 2007 and 2008, respectively.

•	Sales to LG International – sales to LG International and its subsidiaries on an aggregate basis amounted to 9.0%, 8.3% and 6.2% of our sales in 2006, 2007 and 2008, respectively.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenues for the foreseeable future. See “Item 7.B. Related Party Transactions” for a description of these related party transactions with LG Electronics and its affiliates. Our results of operations and financial condition could be affected by the overall performance of LG Electronics and its affiliates.

We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

Any material deterioration in the financial condition of our key end-brand customers, their system integrators or our affiliated trading company will have an adverse effect on our results of operations.

Our top ten end-brand customers accounted for 71.3% of our sales in 2006, 73.7% in 2007 and 76.5% in 2008, on an aggregate basis. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. and its subsidiaries. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and other application products with display devices. In particular, a substantial percentage of our sales is increasingly derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 46.5%, 47.7% and 49.3% of our total sales revenues in 2006, 2007 and 2008, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 27.4%, 25.8% and 24.2% of our total sales revenues in 2006, 2007 and 2008, respectively, and those who use our panels in their notebook computers, which accounted for 20.4%, 21.5% and 22.7% of our total sales revenues in 2006, 2007 and 2008, respectively. We will continue to be dependent on the growth in the television industry as well as the personal computer industry for a substantial portion of our sales, and any downturn in the television and personal computer industry would result in reduced demand for our products, reduced revenues, lower average selling prices and/or reduced margins.

The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

New display technologies being developed by us and other panel makers, such as organic light emitting diode, or OLED, and flexible display, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as mobile phones, digital still cameras and portable televisions. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant capital expenditures for the expansion of existing production lines in Gumi, Korea, construction of new facilities and strategic investments, such as the construction of a new low-temperature poly-silicon, or LTPS, TFT-LCD production facility in Paju, Korea, and the development of production lines for OLED in Paju, Korea.

We estimate that our total capital expenditures for the construction of the new LTPS TFT-LCD production facility and for the development of production lines for OLED on a delivery basis, or capital expenditures accounted for at the time of delivery of property, plant and equipment, will amount to approximately (Won)577 billion and (Won)92 billion, respectively. In 2009, we expect that our total capital expenditures on a delivery basis will amount to approximately (Won)2.5 trillion and that our cash outflows for capital expenditures will amount to approximately (Won)4.0 trillion. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities or to continue the construction of the new LTPS TFT-LCD production facility or the development of production lines for OLED as scheduled or at all. Our ability to obtain additional financing will depend upon several factors outside our control, including general economic, financial, competitive, regulatory and other considerations.

Global credit markets have been experiencing difficulties and volatility since the second half of 2008. The market uncertainty that started from the U.S. residential market further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These developments have resulted in significant contraction, de-leveraging and reduced liquidity in the global credit markets, as well as bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers Holdings Inc. in September 2008. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. However, the overall impact of these and other measures is uncertain, and they may not have the intended stabilizing effects. The U.S. Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. As liquidity and credit concerns and volatility in the global financial markets increased significantly, the value of the Korean Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Item 3.A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. The Korea Stock Price Index declined from 1,888.88 on May 16, 2008 to 938.75 on October 24, 2008. The Korea Stock Price Index was 1,400 on June 22, 2009. In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically have led many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operation. Major market disruptions and the current adverse changes in market conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our business and the ability to meet the funding needs of us and our customers, as well as negatively affect our credit rating.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we expanded our capacity by commencing mass production at our fifth fabrication facility, P5, in May 2003, our sixth fabrication facility, P6, in August 2004, our seventh fabrication facility, P7, in January 2006, our eighth fabrication facility, P8, in March 2009 and at our ninth fabrication facility, P6E, in April 2009. In addition, we commenced production at our module assembly facility in Nanjing, China, in May 2003, at our module production plant in Wroclaw, Poland, in March 2007 and at our module production plant in Guangzhou, China, in December 2007. In January 2009, our board of directors approved an investment in the amount of (Won)577 billion in a new LTPS TFT-LCD production facility in Paju, Korea for the production of premium TFT-LCD panels primarily used in mobile devices. We expect to commence mass production at this production facility in the first half of 2010. See “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants, as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in next generation fabrication facilities or in the manufacturing capacity of existing facilities would impair our ability to effectively compete within the TFT-LCD industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

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

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our component and raw material costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components of TFT-LCD products, such as backlight units, glass substrates, driver integrated circuits and polarizers, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the TFT-LCD industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies, or if there were significant increases in the costs of raw materials or components that we could not pass on to our customers.

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

In December 2006, we received notice that we were under investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the Antitrust Division of the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. We later received notice that we were under similar investigations by the Canadian Competition Bureau and the Taiwan Fair Trade Commission. In November 2008, we executed an agreement with the U.S. Department of Justice under which we and our subsidiary, LG Display America, Inc., would plead guilty to a criminal Sherman Act violation and pay a single total fine of US$400 million. In December 2008, the United States District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment that sentenced us and LG Display America, Inc. to pay the US$400 million according to the following schedule: US$20 million, and interest thereon, by June 15, 2009, and US$76 million, and interest thereon, by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013, respectively. The agreement resolves all federal criminal charges against us in the United States in connection with this matter, provided we continue to cooperate with the ongoing investigation. We are cooperating with the ongoing investigations by the U.S. Department of Justice and other regulatory bodies.

Subsequent to the commencement of the U.S. Department of Justice investigation, a number of purported class action lawsuits were filed against us and other TFT-LCD panel manufacturers in various U.S. federal district courts, alleging violation of U.S. antitrust laws and other related laws. In a series of decisions in 2007 and 2008, all of such cases were transferred to the Northern District of California for pretrial proceedings. An additional claim by a customer’s assignee has also been filed in the Northern District of California. Purported class action complaints have also been filed against us in various Canadian courts, alleging violation of Canadian antitrust laws. We intend to defend these suits vigorously.

In addition, purported class action lawsuits have been brought against us, and certain of our officers and directors, in the United States District Court for the Southern District of New York in 2007, alleging, among other things, that we and certain of our officers and directors violated the U.S. Securities Exchange Act of 1934, or the Exchange Act, in connection with possible anti-competitive activities in the TFT-LCD industry. We intend to defend these suits vigorously.

In connection with these ongoing proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case (other than the U.S. federal criminal case), our management has determined that no provision was required to be taken at this time, as the conditions for taking such a provision (i.e., that a loss be both probable and reasonably estimable) had not been met. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of these proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and regulatory agencies. In addition, estimates of the potential costs associated with legal and regulatory proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. While our management is not able to estimate the possible loss that may result from these proceedings and claims at this time, these proceedings and claims may result in significant financial liability to us, which may have a material adverse effect on our business, results of operations and financial condition. Furthermore, irrespective of the validity or the successful assertion of the above-referenced claims, we are incurring significant legal and other costs with respect to such claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of these matters.

We need to observe certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants include, but are not limited to, maintenance of credit ratings and debt-to-equity ratios. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2008, 97.6% of our sales were denominated in U.S. dollars. During the same period, 66.5% of our purchases of raw materials were denominated in U.S. dollars and 31.5% in Japanese Yen. In addition, 94.8% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2008, were denominated in Korean Won.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our operating profits and pre-tax income. Beginning in the second half of 2008, the value of the Won relative to the U.S. dollar has fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” During the same period, the value of the Won relative to the Japanese Yen has also fluctuated. Although a depreciation in the Korean Won against the U.S. dollar or the Japanese Yen increases the Korean Won value of our export sales or causes our export products to be more competitive by lowering our prices in U.S. dollar or Japanese Yen terms, it also increases the cost of imported raw materials in Korean Won terms and our cost in Korean Won of servicing our foreign currency debt. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation in the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation in the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate will not be subject to significant fluctuations, including a sharp appreciation of the Korean Won against the U.S. dollar or the Japanese Yen, and that the impact of such fluctuations will not adversely affect the results of our operations.

The income tax exemption under the foreign direct investment laws of Korea is no longer available to us.

Philips Electronics’ investment in us upon the formation of the joint venture was characterized as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Accordingly, we were entitled to an exemption from income taxes on income generated from our TFT-LCD business pursuant to the Special Tax Treatment Control Law of Korea in an amount proportional to the percentage of foreign direct equity investment in us for the first seven taxable years following the registration of such investment, which for us was in August 1999, and at one-half of that percentage for the subsequent three taxable years. In 2008, we received a tax benefit of (Won)32.6 billion (US$25.8 million), or 3.0% of income before income taxes, as a result of Philips Electronics’ 14.59% weighted average ownership in us in 2008. 2008 was the last taxable year we were eligible to receive this income tax exemption. The loss of this tax exemption could negatively affect our results of operations.

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

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. The case was dismissed in March 2008 after Chunghwa Picture Tubes and we signed a settlement agreement in November 2007, providing for dismissal of all pending claims and counterclaims. As part of the settlement, Chunghwa Picture Tubes agreed to make a settlement payment to us as compensation.

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

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to liquid crystal displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted our motion to intervene in the patent infringement case brought by Positive Technologies, Inc. On November 7, 2008, Positive Technologies, Inc. and we signed a settlement agreement and the case was dismissed on December 12, 2008.

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

On December 15, 2008, O2Micro International Ltd. and O2Micro Inc. filed a petition with the United States International Trade Commission to commence trade remedy investigations against us, our subsidiary, LG Display America, Inc., and other manufacturing companies, claiming infringement of patents relating to inverter circuits.

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

The interests of LG Electronics, our largest shareholder, and the directors and officers nominated by it, may differ from or conflict with those of us or our other shareholders.

When exercising its rights as our largest shareholder, LG Electronics may take into account not only our interests but also its interests and the interests of its affiliates. The interests of display businesses of LG Electronics may at times conflict with ours since the growth of our business depends, in part, on successful competition with other display technologies. For example, LG Electronics manufactures plasma display panels, or PDPs, which is an alternative display technology to TFT-LCDs, and it has invested in a PDP production facility in Gumi, Korea, as well as overseas PDP module plants in Mexico, Poland and China. These conflicts may result in alternative display technologies gaining wider market acceptance than TFT-LCDs or a decision by our largest shareholder to sell products using other display technologies.

Various other conflicts of interest between LG Electronics and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics of control over our management and affairs. See “Item 6.A. Directors and Senior Management” for a description of the composition of our current board of directors.

Labor unrest may disrupt our operations.

As of December 31, 2008, approximately 68.1% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

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

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Our largest shareholder, LG Electronics, currently owns approximately 37.9% of our voting stock. There is no assurance that LG Electronics will not sell a portion of its ownership interest in us.

Any future sales of a significant number of shares of our common stock in the public market by us or by LG Electronics, or the perception that these events may occur, could cause the market price of our common stock to decrease or to be lower than it might be in the absence of these events or perceptions.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of June 22, 2009. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

We are incorporated in Korea, and a significant portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates or stock markets;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•

continuing adverse developments in the economies of countries that are important export and import markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	substantial decreases in the market prices of Korean real estate;

•

the economic impact of any pending or future free trade agreements, including the Free Trade Agreement negotiated with the United States and the Free Trade Agreement being negotiated with the European Union;

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung Bak, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program. In October 2008, North Korea agreed to a series of denuclearization verification measures, following the removal of North Korea from a list of state sponsors of terrorism maintained by the United States. In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea. The United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. On April 14, 2009, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program. On May 25, 2009, North Korea test-fired three short-range, surface-to-air missiles and announced that it had successfully conducted a second nuclear test. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension which may occur if North Korea continues with its long-range missiles or nuclear tests, or which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts break down between Korea and North Korea or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock.

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

We are a leading innovator of thin-film transistor liquid crystal display, or TFT-LCD, technology. We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors and various other applications, including mobile products.

The origin of our TFT-LCD business can be traced to the TFT-LCD research that began in 1987 at the Goldstar R&D Center, which was then part of LG Electronics. TFT-LCD research continued at the Anyang R&D Center, a research and development center established by LG Electronics in 1990 in Anyang, Korea, which was subsequently moved to our Paju Display Cluster in 2008, and which today continues to lead our technology innovation efforts. In 1993, the TFT-LCD business division was launched within LG Electronics, and in September 1995 mass production of TFT-LCD panels began at P1, its first fabrication facility, producing mainly TFT-LCD panels for notebook computers and other applications. In December 1997, LG Semicon Inc., a subsidiary of LG Electronics, began mass production at P2, producing mainly TFT-LCD panels for notebook computers.

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

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in August 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL”. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. The shareholders’ agreement automatically terminated upon Philips Electronics’ sale of all of its remaining ownership interest in us in March 2009. See “Item 7.A. Major Shareholders” for a more detailed discussion of the shareholding structure and Philips Electronics’ recent change in ownership interest in us.

We continued to develop our manufacturing process technologies and expand production facilities after the formation of the joint venture. Each of our new fabs has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-size panels, in January 2006, we commenced mass production at P7, which is optimized to produce 42-inch and 47-inch wide-format display panels for televisions. Our capital expenditures for the construction and build-out of P7 on a delivery basis amounted to approximately (Won)5.3 trillion in total. In March 2009, we commenced mass production at P8, which is optimized to produce 32-inch, 47-inch and 55-inch wide-format display panels for televisions. We expect that our capital expenditures for the construction and build-out of P8 on a delivery basis will amount to approximately (Won)2.7 trillion in total.

In addition, in April 2009, we commenced mass production at our ninth fabrication facility, P6E, which is optimized to produce large and wide-format panels for notebook computers, such as 15.4-inch and 15.6-inch wide-format display panels, as well as panels for desktop monitors, such as 18.5-inch and 20-inch wide-format display panels. We expect that our capital expenditures for the construction and build-out of P6E on a delivery basis will amount to (Won)0.8 trillion in 2009, which we plan to fund with cash flow from our operations. In January 2009, our board of directors approved an investment in a new LTPS TFT-LCD production facility in Paju, Korea for production of premium TFT-LCD panels primarily used in mobile devices. We expect that our capital expenditures for such investment in the new LTPS TFT-LCD production facility on a delivery basis will amount to approximately (Won)577 billion, all of which is expected to be incurred in 2009, and which we plan to fund with cash flow from our operations. See “Item 3.D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea, and in March 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In December 2007, we also commenced mass production at our module production plant in Guangzhou, China, our second such module production site in China. We anticipate that our overseas plants will help better serve our customers, especially our Chinese and European customers, and further expand our global production capabilities.

Effective March 3, 2008, we changed our name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd.

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-1010.

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers and desktop monitors, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld application products, such as mobile phones, and medium- and large-size panels for industrial and other applications, such as entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment. In 2008, we sold a total of 93.4 million large-size (10-inch or larger) TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 20.3% based on sales revenue in 2008.

We currently operate nine fabrication facilities located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea, Nanjing (3 facilities) and Guangzhou, China and Wroclaw, Poland. In January 2008, as part of our plan to pursue commercialization of active matrix OLED technology, or AMOLED, we acquired LG Electronics’ AMOLED business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. AMOLED is considered a next-generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. In June 2008, we launched our AMOLED Business Unit in anticipation of future growth in the AMOLED business.

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers and desktop monitors. In 2008, for example, our display panels were included in products sold by LG Electronics, Philips Electronics, Hewlett-Packard, Dell, Toshiba, Apple and Vizio, among others. LG Electronics is our largest shareholder, and terms of our sales to LG Electronics are substantially the same as those of our sales to non-affiliated end-brand customers. Our dedication to customers has helped us win the DisplaySearch Customer Satisfaction Award for fiscal years 2002, 2003 and 2004. DisplaySearch discontinued awarding the prize in 2005. In May 2008, we received the Best Supplier Award from Hewlett-Packard Development Company, L.P., in recognition of our “superior product technology and customer satisfaction activities” at Hewlett-Packard Worldwide Supplier Conference held in Houston, Texas. The Best Supplier Award program recognizes outstanding companies among Hewlett-Packard’s worldwide suppliers of parts and services that satisfy strict purchasing standards in quality, service and technology, and are judged to have made the greatest contributions to Hewlett-Packard.

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

Our sales were (Won)10,624.2 billion in 2006, (Won)14,352.0 billion in 2007 and (Won)16,274.1 billion (US$12,895.5 million) in 2008.

Strategy

We believe that the primary market for TFT-LCD products today includes televisions, notebook computers, desktop monitors and other applications. We believe that the market for TFT-LCD products will continue to expand in scope as consumers are drawn to their superior performance features and as new applications for this technology continue to be designed and developed. Therefore, we plan to develop and commercialize new technologies used in TFT-LCD products, such as flexible display, and also pursue commercialization of next-generation flat panel display technologies, such as AMOLED that may replace existing liquid crystal display panels or plasma display panels.

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

Build strong collaborative relationships with end-brand customers

We plan to continue to focus our resources on expanding our strong collaborative relationships with our key end-brand customers. Our principal end-brand customers include many of the leading consumer electronics producers, such as LG Electronics, Philips Electronics, Toshiba and Vizio, as well as the world’s leading manufacturers of computer products, such as Hewlett-Packard, Dell and Apple. For example, in January 2009, we entered into a long-term supply agreement with Apple Inc. to supply display panels to Apple Inc. for five years. Our principal end-brand customers represent a large portion of the global demand for TFT-LCD products, and we believe they value our product and design innovations as well as our ability to provide a reliable and high-quality supply of a wide range of TFT-LCD products in high volumes.

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

Make timely investments in advanced and flexible manufacturing facilities

Our strategy is to time our investments in next-generation manufacturing facilities that enable us to support a wide range of products. As a result of our investment strategy, our production facilities are among the most advanced in the industry, and our portfolio of nine fabrication facilities can produce a wide variety of products at high volumes to provide critical scale and flexibility in serving our customers’ needs.

In the past, our timely investment strategy, along with faster fab ramp-up, has allowed us to establish a leading position in emerging product categories with high growth potential. We have benefited from the higher margins available early in the life cycles of such products. For example, in order to meet the increasing demand for larger and wider display products, we built P7, a seventh-generation fabrication facility, which is optimized for the production of 42-inch and 47-inch wide-format television panels.

The flexibility of our operations also allows us to shift our production to the most attractive product market at any given time. For example, as the demand for larger and better desktop monitors continues to grow, we have shifted part of the production in our P3 facility from 15-inch desktop monitor panels to 30-inch UXGA high-resolution desktop monitor panels, thereby realizing higher margins. We also built P8, an eighth fabrication facility that began mass production in March 2009, which is optimized for production of 32-inch, 47-inch and 55-inch wide-format panels for televisions. The construction of P8 enabled us to shift the production of 32-inch and 47-inch television panels at P6 and P7, respectively, to P8, thereby enhancing our production efficiency and increasing our cost competitiveness.

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

In the area of product technology, we plan to continue leading the market in the commercial application of technologies with superior performance characteristics. For example, we were one of the first TFT-LCD manufacturers to apply Super In Plane Switching, or S-IPS, technology, which increases viewing angles for large-size desktop monitor and television products, in commercial production. We were also the first to develop copper bus lines, which achieve faster video frame rates and brighter displays in large-size panels, and integrated column spacers, which improve panel ruggedness and enhance viewing uniformity. We also developed a low power consumption technology that allows TFT-LCD panels to operate on approximately 30% less power on average, depending on the media content, than before.

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop fill technology, which we first utilized in the manufacture of display panels for desktop monitors and later employed in the manufacture of display panels for other applications, allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. We were one of the first TFT-LCD manufacturers to reduce the number of mask processes in the TFT array process from four to three with respect to certain models. We were also able to improve the input capacity in P7 from its originally designed monthly input capacity of 90,000 substrates to an expanded average input capacity of 174,000 substrates per month during the fourth quarter of 2008, resulting in significant increases in unit output, with only marginal capital investments. Our ability to ramp-up P4, P5, P6 and P7 in a short time span with minimal technical difficulties is also an example of our process technology capability.

Focus on large-size TFT-LCD panels while maintaining a broad product portfolio

Our strategy is to leverage our product technology, timely investments and advanced manufacturing capabilities to lead the market in emerging large-size product categories that offer higher growth potential and higher margins, and help shape industry standards in product features such as size and resolution.

Currently the TFT-LCD television market is experiencing strong growth. We began shipping television products in 2001 with 15-inch panels and have since broadened our product portfolio to include panels of various sizes, such as 17-inch, 26-inch, 32-inch, 37-inch, 42-inch, 47-inch and 55-inch panels. We were one of the largest merchant supplier in the television category in terms of both units sold and sales revenues in 2006, 2007 and 2008, based on data from DisplaySearch, and we continued to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42-inch wide-format and 55-inch wide-format high-definition television panels and 100-inch wide-format full high-definition television panels.

The desktop monitor market is currently transitioning from 17-inch and 19-inch to larger panel sizes such as 20-inch and 22-inch, and from 16:10 wide-format to 16:9 wide-format. We believe we are well positioned to capitalize on this opportunity with our full product line-up. We plan to maintain our leadership position in the premium 20-inch and above desktop monitor category, where we were the first-to-market with products such as 20-inch UXGA, 23-inch WUXGA and 30-inch WQXGA+. In addition, we have successfully established the industry standard for 16:9 wide-format in the categories of 18.5-inch, 20-inch, 21.5-inch, 23-inch and 27-inch wide-format display panels for desktop monitors. In 2008, we developed wide-format high-definition display panels in the categories of 18.5-inch, 23-inch and 27-inch display panels for desktop monitors. We also developed a 22-inch e-In Plane Switching, or e-IPS, display panel that retains the superior performance qualities of conventional IPS panels but is also competitive in terms of cost. We are currently developing 20-inch, 21.5-inch, 23-inch, 24-inch wide-format display panels using this technology.

The notebook computer market is also transitioning to larger and wider panel sizes, which command higher margins, and we believe we have the flexibility to increase the production and sales of larger and wider panel sizes as demand grows for such sizes. For example, in 2008, we increased the production and sales of 14.1-inch, 15.4-inch and 17.1-inch wide-format notebook panels in line with the market trend toward larger wide-format screens. We also believe that the trend for larger and wider panels for notebook computers will eventually be replaced by demands for affordable large-size flat panel products with higher resolution and higher performance qualities. Accordingly, we are continuing to develop long-term alternative technologies, such as light emitting diode, or LED, backlight technology, which would enable us to develop thinner and lighter panels that consume less power and use environmentally friendly components. For example, in 2008, we developed, and commenced mass production of, the world’s first 17.1-inch TFT-LCD panel for notebook computers that applied red, green and blue LED, or RGB LED, backlight technology. RGB LED backlight technology enabled us to develop the world’s first TFT-LCD panel that achieved a color reproduction rate in excess of 100%, offering more colors and a better contrast ratio than conventional models that used cold cathode fluorescent lamps.

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

We plan to continue to develop new markets for, and focus on developing and commercializing new technologies used in, TFT-LCD products, while also pursuing commercialization of next-generation flat panel display technologies, such as AMOLED, as the product lifecycle of flat panel displays is approaching maturity. For example, we plan to continue to develop new markets for public display panels so that they may be used as part of interior design or for public advertising purposes, such as “multi-view” TFT-LCD panels, which would allow viewers to enjoy different images from the same display panel depending on the angle each viewer is viewing from. In addition, we plan to continue to develop flexible display, which we believe will become the next profitable market in the flat panel display industry. In 2007, we commenced production of the world’s first flexible mono e-newspaper. In 2008, we developed a flexible color e-book with the world’s highest resolution at the time. We were also the first to apply non-laser crystallization technology to the production of AMOLED.

We also plan to further develop and pursue commercialization of AMOLED, a next-generation flat panel display technology that may replace existing liquid crystal display panels or plasma display panels. Pursuant to a strategic alliance agreement and an evaluation agreement for AMOLED development that we entered into with Eastman Kodak Company, or Kodak, in February 2006, we and Kodak are jointly evaluating display technologies for mobile displays and considering other opportunities, including the development and supply of AMOLED technology and products. In January 2008, as part of our plan to pursue commercialization of AMOLED technology, we acquired LG Electronics’ AMOLED business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In June 2008, we launched our AMOLED Business Unit in anticipation of future growth in the AMOLED business.

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

Products

We manufacture TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which typically utilize large-size display panels ranging from 15 inches to 55-inch wide-format, including full high-definition television panels;

•	Notebook computers, which typically utilize display panels ranging from 8.9 inches to 20.1-inch wide-format;

•	Desktop monitors, which typically utilize large-size display panels ranging from 15 inches to 30-inch wide-format; and

•

Other applications, which utilize a wide array of display panel sizes, ranging from small-size display panels, including handheld application products such as mobile phones, to medium- and large-size display panels, including industrial applications such as entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment.

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

Televisions

Our television panels range from 15 inches to 55-inch wide-format in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were (Won)4,938.9 billion, or 46.5% of sales, in 2006, (Won)6,841.5 billion, or 47.7% of sales, in 2007 and (Won)8,019.9 billion (US$6,354.9 million), or 49.3% of sales, in 2008.

The market for large-size televisions developed later than that for notebook computers and desktop monitors, but we have experienced significant growth in recent years for our television panels and it has become our primary market as consumer demand grew for large-size televisions. We believe that we can leverage our experience in the notebook computer and desktop monitor markets to take advantage of the growth potential in the market for large-size televisions. We began mass production with 15-inch panels and have since broadened our product portfolio to include panels of various sizes such as 17-inch, 19-inch, 20-inch, 22-inch, 26-inch, 32-inch, 37-inch, 42-inch, 47-inch and 55-inch panels. Currently, 32-inch, 37-inch, 42-inch and 47-inch wide-format panels comprise our principal products in this category in terms of sales revenue and sales volume.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

We employ S-IPS technology in certain television panels to significantly improve the picture quality and to increase the viewing angle. We also employ S-IPS technology in touch screens to provide more stable picture quality. We apply our scanning backlight technology and 120Hz driving technology to certain categories of large-size panels to remove motion blurring, while we use our copper bus technology to achieve better and more stable picture quality in large-size panels.

Notebook Computers

Our display panels for notebook computers range from 8.9 inches to 20.1-inch wide-format in size in a variety of display formats. Our sales of display panels for notebook computers were (Won)2,166.9 billion, or 20.4% of sales, in 2006, (Won)3,084.7 billion, or 21.5% of sales, in 2007 and (Won)3,700.8 billion (US$2,932.5 million), or 22.7% of sales, in 2008.

Notebook computer display panels were our principal product from our formation until 2001, when desktop monitor display panels surpassed notebook computer display panels in terms of revenues. Sales volume for 14.1-inch panels, which we first introduced to the market in 1997, continued to increase through 2002. From 2003 to 2005, 15.0-inch panels grew at a fast rate and became the largest component in the notebook category, while in 2006, 15.4-inch panels far outpaced the increase in 15.0-inch panels and became the largest component in terms of sales revenue and volume in the category of notebook computer display panels. In 2007 and 2008, 14.1-inch, 15.4-inch and 17.1-inch panels maintained their position as the principal products in terms of sales revenue and sales volume in the category of notebook computer display panels.

One of the features of notebook computer display panels that we pioneered is our patented side mounting technology, which shifts the screws mounting a TFT-LCD panel on a display from the front to the side, thereby allowing for much thinner borders, or “bezels,” around the display and allowing product designers to utilize larger screens without increasing a product’s overall size.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30-inch wide-format in size in a variety of display resolutions and formats. We began mass production of desktop monitor display panels in 1999. Our sales of display panels for desktop monitors were (Won)2,906.9 billion, or 27.4% of sales, in 2006, (Won)3,708.9 billion, or 25.8% of sales, in 2007 and (Won)3,934.6 billion (US$3,117.7 million), or 24.2% of sales, in 2008.

Desktop monitor display panels have grown to become our second largest product category, supplanting notebook computer display panels in terms of revenues in 2001, and in terms of volume units in 2002. The weighted average size of our desktop monitor display panels has steadily grown in recent years, with a significant increase in the production and sale of 17-inch and 17-inch wide-format and larger panels from 2002 to 2005. Until 2005, we had also significantly increased production and sale of 19-inch and 20.1-inch panels. Although in 2006, the overall sales of desktop monitors, in terms of volume and revenue, declined compared to the prior years, in 2007, the overall sales of desktop monitors increased compared to 2006 due to a significant increase in the sales of 19-inch, 22-inch and 24-inch display panels for desktop monitors in terms of sales revenue and sales volume. In 2008, sales of 17-inch, 22-inch and 24-inch display panels for desktop monitors continued to increase, in terms of sales revenue and sales volume, compared to 2007, while sales of 19-inch and 20.1-inch panels for desktop monitors, two of our principal products in this category, declined in terms of sales revenue and sales volume, compared to 2007.

In addition to our side mounting technology, which we apply to all of our desktop monitor display panels, we employ S-IPS technology on certain desktop monitor display panels to achieve significantly increased viewing angles.

Other Applications

Our product portfolio also includes small-size TFT-LCD panels for use in handheld application products, such as mobile phones, and medium- and large-size panels for industrial and other applications, such as entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment. TFT-LCD panels that are ten inches and smaller are referred to as small and medium-size panels, with those smaller than 4 inches being considered small-size panels. In 2008, our principal products in the other applications category were 2-inch, 2.2-inch and 7-inch panels in terms of sales revenue and 2-inch, 2.2-inch and 2.41-inch panels in terms of sales volume.

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

Our sales of display panels for other applications were (Won)611.4 billion, or 5.7% of sales, in 2006, (Won)716.9 billion, or 5.0% of sales, in 2007 and (Won)618.9 billion (US$490.4 million), or 3.8% of sales, in 2008.

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors and industrial and other applications sold by our global end-brand customers. In 2008, our top ten end-brand customers included LG Electronics, Philips Electronics, Hewlett-Packard, Dell, Toshiba, Apple, AmTRAN, Acer, Panasonic and Skyworth. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are conducted on an arm’s-length basis and are substantially the same as those of our sales to non-affiliated end-brand customers.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder, together accounted for 71.3% of our sales in 2006, 73.7% in 2007 and 76.5% in 2008. Our top five end-brand customers together accounted for 56.6% of our sales in 2006, 56.8% in 2007 and 59.6% in 2008. In 2008, two end-brand customers, LG Electronics (excluding its purchases made as a system integrator) and Philips Electronics , each contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2008:

Televisions	Computer Products		Other Applications
	Notebook Computers	Desktop Monitors
LG Electronics	Hewlett-Packard	Dell	Tovis
Philips Electronics	Dell	LG Electronics	Truly Semiconductors
Toshiba	Toshiba	Hewlett-Packard	Seiko Instrument Inc.
AmTRAN	Apple	Apple	LG Innotech
Panasonic	Acer	Lenovo	LG International

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted 28.7% of our sales in 2006, 26.3% in 2007 and 23.5% in 2008.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2006			2007			2008
	Sales		%	Sales		%	Sales		Sales(1)%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Korea	(Won)	805	8%	(Won)	985	7%	(Won)	1,066	US$	845	7%
Asia		6,534	61		8,970	63		10,154		8,046	62
America		1,034	10		1,490	10		2,088		1,654	13
Europe		1,754	16		2,604	18		2,655		2,104	16
Others(2)		497	5		303	2		311		246	2

Total	(Won)	10,624	100%	(Won)	14,352	100%	(Won)	16,274	US$	12,895	100%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which amounted to (Won)171.1 billion and (Won)(194.5) billion (US$(154.1)) million), or 1.6% and (1.2)% of total revenue, for the years ended December 31, 2006 and December 31, 2008, respectively. Such adjustments were minimal for the year ended December 31, 2007.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2008, our sales and marketing force employed a total of 1,046 employees in regional offices in these countries and in our head office in Korea.

The focus of our sales activities is on strengthening our relationships with large end-brand customers, with whom we maintain strong collaborative relationships. Customers look to us for a reliable supply of a wide range of TFT-LCD products. We believe our reliability and scale as a supplier helps support our customers’ product positions. We view our relationships with our end-brand customers as important to their product development strategies, and we collaborate with our end-brand customers in the design and development stages of their new products. In addition, our sales teams coordinate closely with our end-brand customers’ designated system integrators to ensure timely delivery. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs. Our dedication to our customers has helped us win the overall DisplaySearch Customer Satisfaction Award for fiscal years 2002, 2003 and 2004. DisplaySearch discontinued awarding the prize in 2005. In May 2008, we received the Best Supplier Award from Hewlett-Packard Development Company, L.P., in recognition of our “superior product technology and customer satisfaction activities” at Hewlett-Packard Worldwide Supplier Conference held in Houston, Texas. The Best Supplier Award program recognizes outstanding companies among Hewlett-Packard’s worldwide suppliers of parts and services that satisfy strict purchasing standards in quality, service and technology, and are judged to have made the greatest contributions to Hewlett-Packard.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 9.0%, 8.3% and 6.2% in 2006, 2007 and 2008, respectively. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. In January 2009, we established a sales subsidiary in Singapore, which is expected to replace LG International Singapore Ltd. in conducting sales to system integrators located in Singapore. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Our end-brand customers or their system integrators generally place purchase orders with us one month prior to delivery based on our non-binding supply and purchase agreements with them. Generally, the head office of an end-brand customer provides us with three- to six-month forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with the end-brand customer one month prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the one-month period prior to delivery.

Prices for our products are generally determined based on negotiations with our end-brand customers. Pricing of our display panel products is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes. Purchase prices and payment terms for our sales to our largest shareholder is substantially the same as those for our non-affiliated end-brand customers.

We generally provide a limited warranty to our end-brand customers, including the provision of replacement parts and after-sale services for our products. Costs incurred under our warranty liabilities consist primarily of repairs. We set aside a warranty reserve based on our historical experience and future expectations as to the rate and cost of claims under our warranties.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 65 days. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements and accounts receivable insurance programs, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

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

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony Corporation in April 2004) and Hydis in Korea;

•	AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar and Innolux in Taiwan;

•	Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha in Japan; and

•	SVA-NEC, Infovision and BOE-OT in China.

According to DisplaySearch, in 2008, Korean TFT-LCD manufacturers had a market share of 46.1% of the 10.0-inch or larger panel market based on revenue, Taiwanese manufacturers had 38.8% and Japanese manufacturers had 12.1%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 58.9% of our cost of sales in 2006, 60.5% in 2007 and 61.4% in 2008. The key components and raw materials of our TFT-LCD products include backlight units, glass substrates, driver integrated circuits, polarizers, color filters and liquid crystal materials. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

In January 2008, we entered into a purchase agreement with HannStar, pursuant to which HannStar agreed to supply us, on a monthly basis, with TFT-LCD modules and cells to be used in our TFT-LCD products. The agreement has a term of three years but will be automatically renewed unless either party provides the other with prior notice to terminate. We pay the purchase price for the modules and cells on a delivery basis.

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

We maintain a strategic relationship with many of our key material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. For example, in May 2008, we purchased 1,008,875 shares of common stock of TLi Inc., which was approximately 12.9% of its outstanding shares as of December 31, 2008, at a purchase price of (Won)14.1 billion. TLi Inc. produces key components such as timing controllers and driver integrated circuits. In addition, in July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd., which is approximately 36.7% of its outstanding shares, at a purchase price of (Won)9.7 billion. New Optics produces backlight units.

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We maintain strategic relationships with many equipment manufacturers as part of our efforts to ensure quality while reducing costs. For example, in June 2008, we purchased 2,037,204 shares of common stock of AVACO Co., Ltd., a local equipment supplier that produces sputters, which was approximately 19.9% of its outstanding shares as of December 31, 2008, at a purchase price of (Won)6.2 billion.

In recent years, we began substituting a portion of our equipment purchased from foreign vendors with purchases from local suppliers, and in 2008, approximately 56.6% of our equipment was purchased from local suppliers on an invoiced basis. We plan to continue this localization effort to diversify our supply source and reduce costs. A large majority of the equipment purchased from foreign vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

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

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, for up to (Won)2 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to (Won)264 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiaries in Nanjing and Guangzhou, China and Wroclaw, Poland also carry property insurance, business interruption insurance and commercial general liability insurance.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Korea. We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. Our methodology for SF6 decomposition has been approved by the CDM Executive Board, an entity established by the parties to the United Nations Framework Convention on Climate Change, or UNFCCC, in February 2009, and we are currently preparing the CDM project design document for such projects. In addition, as of December 31, 2008, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P7, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P7, the Gumi module production plant and the Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 in the European Union and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In June 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, EU TÜV SÜD. In October 2007, we became the first TFT-LCD company to be certified the International Electrotechnical Commission-Hazardous Substance Process Management (IECQ-HSPM) QC 080000, which is an international system requirements document intended to help organizations manage hazardous substances in their components and products through hazardous substance process management, and demonstrates the organization’s conformity with RoHS.

Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, from European Union RoHS to China RoHS.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2008:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	5,000,000	100%	100%

LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%

LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	1,642,572,600	100%	100%

LG Display Hong Kong Co., Ltd.	Sales	Hong Kong	January 2003	HK$	11,500,000	100%	100%

LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	511,071,000	80%	80%

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	678,337,330	84%	84%

LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%

In November 2008, Global Professional Sourcing Co., Ltd., a subsidiary of LG Display Taiwan Co., Ltd., was liquidated. In January 2009, we established LG Display Singapore Pte. Ltd., a wholly-owned sales subsidiary in Singapore with paid-in capital of SG$1.4 million.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

We currently operate nine fabrication facilities, P1 through P8 and P6E, located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea, Nanjing (3 facilities) and Guangzhou, China and Wroclaw, Poland. In addition, we installed equipment that enables the manufacture of display panels using LTPS technology in a facility, AP1, located in previously unused space in our P6 facility. We began mass production at AP1 in August 2005.

The following table sets forth the size, primary use and capacity of our fabrication facilities and the size of our research and development facility and assembly facilities:

Facility	Generation(1)	Gross Floor Area (in square meters)		Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2008 (in input substrates per month)(2)		Primary Size of Panels Produced or Other Activity
P1	2	38,838		370 x 470 September 1995	94,000		15.4” small and medium-size panels

P2	3	71,002		590 x 670 December 1997	118,000		13.3”, 14.1”, 15,0”

P3	4	71,002		680 x 880 July 2000	131,000		14.1”, 15.0”, 15.4”

P4	5	90,988		1,000 x 1,200 March 2002	143,000		15.0”, 17.1”, 19.0”

P5	5	90,988		1,100 x 1,250 May 2003	157,000		15.4”, 17.0”, 24.0”

P6	6	288,602		1,500 x 1,850 August 2004	170,000		20.1”, 32.0”, 37.0”

P7	7	310,134		1,950 x 2,250 January 2006	132,000		19.0”, 42.0”, 47.0”

P8	8	508,744		2,200 x 2,500 March 2009	N/A	(3)	32.0”, 47.0”, 55.0”

P6E	6	101,607		1,500 x 1,850 April 2009	N/A	(4)	15.4”, 18.5”, 20.0”

AP1	4	—	(5)	730 x 920 August 2005	4,000		LTPS panels and backplanes for AMOLED

R&D Center		10,742

Gumi assembly facility		56,380		January 1995

Nanjing assembly facility		145,873		May 2003

Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2008 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
Paju assembly facility		218,931	November 2005

Wroclaw assembly facility		106,928	March 2007

Guangzhou assembly facility		29,686	December 2007

N/A = Not applicable

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	360 x 465	550 x 650	680 x 880	1,000 x 1,200	1,500 x 1,800	1,870 x 2,200	2,200 x 2,500
	370 x 470	590 x 670	730 x 920	1,100 x 1,250	1,500 x 1,850	1,950 x 2,250
	400 x 500	600 x 720		1,100 x 1,300
		620 x 750		1,200 x 1,300
650 x 830
LG Display
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P6					1,500 x 1,850
P7						1,950 x 2,250
P8							2,200 x 2,500
P6E					1,500 x 1,850

(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(3)	Commenced mass production in March 2009.
(4)	Commenced mass production in April 2009.
(5)	Located in previously unused space in our P6 facility.

Expansion Projects

We are building additional production and research and development facilities to meet forecasted increases in demand for our products. We commenced mass production at P8, our eighth fabrication facility, in March 2009. We expect that the total cost of the construction and build-out of P8 will amount to approximately (Won)2.7 trillion, of which approximately (Won)2.2 trillion was incurred in 2008 and approximately (Won)0.4 trillion is expected to be incurred in 2009. In addition, we commenced mass production at P6E, our ninth fabrication facility, in April 2009. We expect that the total cost of the construction and build-out of P6E will amount to approximately (Won)1.4 trillion, of which approximately (Won)0.7 trillion was incurred in 2008 and approximately (Won)0.8 trillion is expected to be incurred in 2009. In January 2009, our board of directors approved an investment in a new LTPS TFT-LCD production facility in Paju, Korea for production of premium TFT-LCD panels primarily used in mobile devices. We expect to commence mass production at this production facility in the first half of 2010. We expect that our capital expenditures for such investment in the new LTPS TFT-LCD production facility on a delivery basis will amount to approximately (Won)577 billion, all of which is expected to be incurred in 2009. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment. We expect that our total capital expenditures on a delivery basis to be approximately (Won)2.5 trillion in 2009. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Prior to January 16, 2009, the construction of factories exceeding a certain size was prohibited in designated areas around Seoul, such as Paju, under the Presidential Decree of the Industrial Cluster Development and Factory Establishment Act. Due to such prohibition, we had relied on an exemption available to companies whose “foreign equity interest” equals or exceeds 30% to construct the facilities at our Paju Display Cluster. On January 16, 2009, the Presidential Decree was amended to permit the construction or expansion of factories in such designated areas if (i) the purpose of the factory is to manufacture certain equipment, such as audiovisual equipment, and (ii) the factory is located in an area that has been designated as an “industrial complex area” under Korean law. Our Paju Display Cluster meets both such criteria, and we may construct new facilities and make additional expansions at our Paju Display Cluster without relying on the exemption available to companies whose “foreign equity interest” equals or exceeds 30%.

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

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 70 million units in 1999 to 2,081 million units in 2008. Market revenues grew from US$14 billion to US$92 billion during the same period, showing a compounded annual growth rate of 23.3%, according to the same source.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers typically increased display area fabrication capacity by about 50% year on year. Capacity expansion above this growth rate can occur when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD panels in some past periods, most recently in 2004. According to DisplaySearch, the average selling price of large-size TFT-LCD panels, or panels that are ten inches or larger, decreased by approximately 1.6% from US$186 in 2006 to US$183 in 2007 and further decreased by 10.4% to US$164 in 2008 as a result of TFT-LCD manufacturers’ increased production capacity, which resulted in an increased supply of TFT-LCD panels in 2007 and 2008, despite increased sales of large-size television panels.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels, including small panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 6.6% from (Won)185,893 per panel in 2006 to (Won)173,585 in 2007 and further decreased by 3.8% to (Won)167,002 (US$132) in 2008 despite the significant depreciation of the Korean Won against the U.S. dollar, in which most of our sales are denominated, in 2008. We anticipate an increased capacity output in 2009, as competing panel manufacturers, including us, commence production in new fabrication facilities. In line with historical trends in our industry, we anticipate that temporary surges in capacity might put downward pressure on prices for our panels, but we expect that consumer demand for large-size panels will continue to increase in the personal computer and the television market. During the initial stage of market development for TFT-LCD desktop monitors we were able to capture price premiums for desktop monitor panels until we reduced prices in order to stimulate wider demand. In order to grow the TFT-LCD television market, we plan to follow a similar strategy to reduce prices, fuel consumer demand and mitigate anticipated increases in capacity in the TFT-LCD industry. This strategy may result in a decrease in the overall average selling prices of our panels.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Recently, we have expanded capacity and design capability toward large-size displays, which offer premium prices. For example, our P4 is optimized for the efficient fabrication of 19-inch panels for desktop monitors and our P5 is optimized for producing 23-inch and 27-inch wide-format panels for desktop monitors. Our P6 is optimized for producing large and wide-format panels for desktop monitors, such as 21.5-inch wide-format display panels, as well as panels for televisions, such as 32-inch and 37-inch wide-format display panels. Our P7 is optimized for producing large-size panels for desktop monitors and televisions, including 42-inch and 47-inch wide-format display panels. Our P8 is optimized for producing panels for televisions, including 32-inch, 47-inch and 55-inch wide-format display panels. Our P6E is optimized to produce large and wide-format panels for notebook computers, such as 15.4-inch and 15.6-inch wide-format display panels, as well as panels for desktop monitors, such as 18.5-inch and 20-inch wide-format display panels.

Manufacturing Productivity and Costs

We seek to continually enhance our manufacturing productivity and thereby reduce the cost of producing each panel. We have significantly expanded our production capacity by investing in fabs that can process increasingly larger-size glass substrates. The following table shows the input substrate size, initial design capacity and year-end input capacity as a result of ramp-up for each of our fabs as of the dates indicated:

Fabrication Facility	Mass Production Commencement	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Year-end Input Capacity(1)
				2006		2007		2008
				(in input substrates per month)(2)
P1	September 1995	370x470	30,000	98,000		97,000		95,000
P2	December 1997	590x670	40,000	106,000		119,000		119,000
P3	July 2000	680x880	60,000	115,000		132,000		144,000
P4	March 2002	1,000x1,200	60,000	115,000		143,000		157,000
P5	May 2003	1,100x1,250	60,000	129,000		157,000		175,000
P6	August 2004	1,500x1,850	90,000	135,000		170,000		185,000
P7	January 2006	1,950x2,250	90,000	77,000		138,000		162,000
P8	March 2009	2,200x2,500	83,000	N/A	(3)	N/A	(3)	N/A	(3)
P6E	April 2009	1,500x1,850	60,000	N/A	(4)	N/A	(4)	N/A	(4)

N/A = not applicable

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(3)	Began mass production in March 2009.
(4)	Began mass production in April 2009.

Our cash outflows for capital expenditures amounted to (Won)3,076.0 billion in 2006, (Won)1,577.3 billion in 2007 and (Won)2,748.6 billion (US$2,178.0 million) in 2008. Such capital expenditures relate mainly to the construction of new fabrication facilities, including the construction and equipping of P6 and P7 in 2006 and 2007, and the construction of P8 in 2008. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of sales decreased from 24.4% in 2006 to 19.4% in 2007 and decreased further to 15.3% in 2008. The decrease was primarily due to lower depreciation of P6 which had been substantially depreciated by July 2008. Capital expenditures increased in 2008 primarily due to the construction of P8 and the commencement of the construction of P6E. We expect that our capital expenditures for the construction and build-out of P8 on a delivery basis will amount to (Won)0.4 trillion in 2009. In April 2009, we completed the construction of P6E, and we expect that our capital expenditures for the construction and build-out of P6E on a delivery basis will amount to (Won)0.8 trillion in 2009. In January 2009, our board of directors approved an investment in the amount of (Won)577 billion in a new LTPS TFT-LCD production facility in Paju, Korea for production of premium TFT-LCD panels primarily used in mobile devices. We expect that our capital expenditures for such investment in the new LTPS TFT-LCD production facility on a delivery basis will amount to approximately (Won)577 billion, all of which is expected to be incurred in 2009. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, P7, a seventh-generation fab which began mass production in January 2006, reached an initial design capacity of 90,000 input sheets of glass substrate per month in April 2007 and an expanded average capacity of 174,000 input sheets of glass substrate per month during the fourth quarter of 2008. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. In 2008, we purchased approximately 56.6% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs. We aim to actively facilitate the development of a domestic vendor base to take advantage of lower prices and to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

We also continue to make various process improvements at our fabs, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from four to three with respect to certain models, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabs without significant capital investment, thus enabling us to reduce fixed costs on a per panel basis.

Raw materials comprise the largest component of our costs. Over the past several years we have consistently increased the proportion of our raw material purchases from local suppliers, who have typically offered lower prices compared to overseas suppliers. We plan to diversify our supplier base to overseas suppliers who are price competitive. In 2008, approximately 87.8% of our raw materials were sourced from local suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per panel (including small and medium-size display panels, or panels smaller than 10 inches in size), which is derived by dividing total cost of sales by total number of panels sold, decreased from (Won)88,280 per panel in 2006 to (Won)57,820 in 2007 and further decreased to (Won)55,525 (US$44) in 2008 despite the significant depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, in 2008. Our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased from US$1,627 per square meter of net display area in 2006 to US$1,113 in 2007 and US$770 in 2008.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different market and size categories. For example, beginning in 2002, we increased our sales of 18-inch panels for desktop monitors to capture the emerging market for large-size desktop monitors and now we offer 19-inch, 20-inch, 20-inch wide-format XGA, 22-inch wide-format SXGA+, 23-inch wide-format UXGA, 24-inch wide-format UXGA, 26-inch wide-format UXGA and 30-inch WQXGA+ panels for desktop monitors. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2006, 2007 and 2008 in response to a notable rise in consumer demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 19-inch wide-format, 32-inch wide-format, 37-inch wide-format, 42-inch wide-format, 47-inch wide-format, 52-inch wide-format and 55-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target large-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate to a large extent the negative effect of price declines in 2006, 2007 and 2008 in most of our product categories. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 6.6% from (Won)185,893 per panel in 2006 to (Won)173,585 in 2007 and further decreased by 3.8% to (Won)167,002 (US$132) in 2008.

Our product portfolio also includes small-size display panels for handheld application products, such as mobile phones, and medium- and large-size display panels for industrial and other applications, such as entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment. Sales of our small and medium-size display panels, or panels smaller than ten inches, for these applications increased from 69.4 million in 2006 to 129.8 million in 2007 and further increased to 151.7 million in 2008, principally as a result of increased demand for handheld application products, mobile phones, digital photo displays and portable navigation devices.

The following table sets forth our sales by product category for the periods indicated and sales revenues in each product category as a percentage of our total sales:

	Year Ended December 31,
	2006			2007			2008
Panels for	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)						(in millions of US$)
Televisions	(Won)	4,939	47%	(Won)	6,841	48%	(Won)	8,020	US$	6,355	49%
Notebook Computers		2,167	20		3,085	21		3,701		2,933	23
Desktop Monitors		2,907	27		3,709	26		3,934		3,117	24
Other Applications(1) (2)		611	6		717	5		619		490	4

	Year Ended December 31,
	2006			2007			2008
Panels for	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)						(in millions of US$)
Total	(Won)	10,624	100%	(Won)	14,352	100%	(Won)	16,274	US$	12,895	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which amounted to (Won)171.1 billion and (Won)(194.5) billion (US$(154.1)) million), or 1.6% and (1.2)% of total revenue, for the years ended December 31, 2006 and December 31, 2008, respectively. Such adjustments were minimal for the year ended December 31, 2007.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2006		2007		2008
Panels for	Number of Panels(2)%		Number of Panels(2)%		Number of Panels(2)%
	(in thousands, except for percentages)
Televisions	12,649	10%	18,616	9%	20,216	8%
Notebook Computers	21,089	17	32,106	15	41,969	17
Desktop Monitors	20,125	16	27,827	13	31,558	13
Other Applications(1)	69,723	57	130,241	63	151,357	62

Total	123,586	100%	208,790	100%	245,100	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.

The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price(1)
	Year Ended December 31,
	2006		2007		2008		2008
Televisions	(Won)	390,457	(Won)	367,501	(Won)	396,717	US$	314
Notebook Computers		102,752		96,078		88,178		70
Desktop Monitors		144,444		133,283		124,677		99
Other Applications(2)		8,769		5,505		5,515		4

(1)	Average selling price for each market represents sales per market divided by unit sales per market.
(2)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, portable navigation devices, e-paper, digital photo displays and medical diagnostic equipment.

The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 14.9% from US$1,555 per square meter of net display area in 2006 to US$1,323 in 2007 and further decreased by 30.4% to US$921 in 2008. During the three-month period ended March 31, 2009, the average selling price per square meter of net display area further decreased by 27.4% to US$669.

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

Income Taxes

We currently have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. In our evaluation of future utilization of income tax assets, if current results suggest that it is more likely than not that a portion or all of the deferred income tax assets will not be realized before their expiration, a valuation allowance will be recognized. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and expiration of tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if conditions improve and we determine that our valuation allowance should be reduced because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets that previously had a valuation allowance associated with it, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Based on the assessments that we have conducted during 2007 and 2008, which took into account our projected future taxable income, we concluded that it was more likely than not that all of our deferred tax assets, which consist of mainly tax credits in Korea, would be realized. Accordingly, during the years ended December 31, 2007 and 2008, we did not record any valuation allowance relating to our deferred income tax assets. During the year ended December 31, 2006, we recorded a valuation allowance of (Won)159.5 billion, which related to tax credits in Korea that were expected to expire unused, based on our future taxable income projections. The increase in projected future taxable income from 2006 to 2007 and 2008 was primarily due to TFT-LCD manufacturers scaling-down their planned capacity expansions, which eased the oversupplied state of the TFT-LCD market, and due to an increase in demand for TFT-LCD televisions.

Changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net results and financial condition.

Accounts Receivable and Allowance for Doubtful Accounts

We evaluate our outstanding accounts receivable balance on a regular basis to determine whether to record an allowance for doubtful accounts. When establishing an allowance for doubtful accounts, we consider our historical losses adjusted to take into account the current market conditions and the financial condition of our customers, the amount of accounts receivable in dispute, the number of days outstanding for each account receivable and the current payment patterns. We provide an allowance for doubtful accounts based on the aggregate estimated collectibility of our accounts receivable. Beginning in June 2008, we entered into accounts receivable insurance programs with Korea Export Insurance Corporation and Atradius Trade Credit Insurance Company to reduce credit risks on accounts receivable from certain customers. The accounts receivable insurance programs cover 90 to 95% of the insured customers’ outstanding accounts receivable balance. The insurance premiums are expensed as incurred in selling, general and administrative expenses. Allowance for doubtful accounts increased from (Won)3.6 billion in 2006 to (Won)10.3 billion in 2007 mainly as a result of a significant increase in accounts receivable. However, in 2008, allowance for doubtful accounts decreased to (Won)1.3 billion mainly due to the effect of having entered into such accounts receivable insurance programs.

Accrued Warranty Obligation

We record a liability for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Warranty expenses increased from (Won)46.0 billion in 2006 to (Won)77.9 billion in 2007 and to (Won)103.4 billion (US$81.9 million) in 2008. The increase in warranty expenses outpaced the increase in sales during these periods, mainly because while the increase in sales volume resulted in increases in both our sales as well as warranty expenses, the positive impact of increased sales volume on sales was partially offset by a decrease in the unit sales price of our products, which did not have a correspondingly negative impact on warranty expenses.

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life and salvage value requires judgment based on our historical and anticipated use of the asset. Since 1999, all new machinery, equipment and vehicles are being depreciated on a straight-line basis over four to twelve years.

We review our long-lived assets and intangible assets that do not have indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If circumstances require that a long-lived asset or asset group be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by such asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of undiscounted future cash flows and fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. In 2007, we recorded an impairment loss of (Won)44.4 billion on machinery, equipment and vehicles and construction-in-progress, due to a change in our investment plan with respect to our facilities. Impairment loss is recognized as selling, general and administrative expenses.

Contingencies

We are involved from time to time in certain routine legal actions incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We record liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources when it is probable that a liability has been incurred and we can reasonably estimate the amount of the assessment and/or remediation. In determining whether a loss should be accrued, we evaluate, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Description of Certain Statement of Income Items

Sales

Our sales are derived primarily from sales of TFT-LCD panels. We also derive a small amount of revenues from TFT-LCD cells, backlight units and other parts and accessories that we sell to third parties, as well as from royalty payments we receive from third parties under our license agreements. Prices for our TFT-LCD panels are generally determined based on prevailing market conditions and our negotiations with end-brand customers, which take into account the complexity of the product specifications, the labor and technology involved in the design or production processes and the strength and history of our relationship with the end-brand customer.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries, bonuses and retirement payments to selling and administrative staff, research and development expenses, warranty expenses and shipping and handling cost. Research and development expenses consist primarily of salaries paid to research and development personnel at our research and development center in Paju, Korea, and, to a lesser extent, expenses relating to the depreciation and maintenance of the equipment and materials used at the research and development center in Paju, Korea.

Operating Results

Effective January 1, 2008, we have reclassified certain of our accounts, and we have made the corresponding reclassifications to our 2006 and 2007 accounts in our consolidated financial statements and related notes included in this annual report to conform them to the 2008 presentation. Our discussion of operating results is prepared using the reclassified consolidated financial statements.

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2006		%	2007		%	2008		2008		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Sales	(Won)	10,624	100%	(Won)	14,352	100%	(Won)	16,274	US$	12,895	100%
Cost of sales		10,910	103		12,072	84		13,609		10,783	84
Gross profit (loss)		(286)	(3)		2,280	16		2,665		2,112	16
Selling, general and administrative expenses		596	5		802	6		896		710	5
Antitrust fine(1)		—	—		—	—		535		424	3
Operating income (loss)		(882)	(8)		1,478	10		1,234		978	8
Other income (expense)		(53)	(1)		75	1		(161)		(127)	(1)
Earnings (loss) before income tax expense (benefit)		(935)	(9)		1,553	11		1,073		851	7
Income tax expense (benefit)		(242)	(2)		209	2		168		133	1
Net income (loss)	(Won)	(693)	(7)%	(Won)	1,344	9%	(Won)	905	US$	718	6%

(1)	Antitrust fine represents a fine to the U.S. Department of Justice, a further discussion of which is included under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Comparison of 2008 to 2007

Sales

Our sales increased by 13.4% from (Won)14,352.0 billion in 2007 to (Won)16,274.1 billion (US$12,895.5 million) in 2008. Increases in unit sales of our large-size panels for televisions, notebook computers and desktop monitors were the primary contributing factors to this increase, offset by a decrease in the average selling price of our panels. In particular:

•	unit sales of 42-inch panels for televisions increased by 36.3% from 4.5 million panels in 2007 to 6.1 million panels in 2008;

•	unit sales of 47-inch panels for televisions increased by 60.0% from 0.9 million panels in 2007 to 1.4 million panels in 2008;

•	unit sales of 15.4-inch panels for notebook computers increased by 32.4% from 15.4 million panels in 2007 to 20.4 million panels in 2008;

•	unit sales of 17-inch and 17.1-inch panels for desktop monitors increased by 21.8% from 8.7 million in 2007 to 10.6 million in 2008; and

•	unit sales of 22-inch and 24-inch panels for desktop monitors increased by 111.5% from 2.3 million panels in 2007 to 4.8 million panels in 2008.

The total unit sales of panels for televisions increased by 8.6% from approximately 18.6 million in 2007 to 20.2 million in 2008. Total sales attributable to television panels increased by 17.2% from approximately (Won)6,841.5 billion in 2007 to (Won)8,019.9 billion (US$6,354.9 million) in 2008. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, as well as an increase in the average selling price of our television panels in 2008.

The total unit sales of panels for notebook computers increased by 30.7% from approximately 32.1 million in 2007 to 42.0 million in 2008. Total sales attributable to panels for notebook computers increased by 20.0% from approximately (Won)3,084.7 billion in 2007 to (Won)3,700.8 billion (US$2,932.5 million) in 2008 due primarily to increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price of our panels for notebook computers in 2008.

The total unit sales of panels for desktop monitors increased by 13.4% from approximately 27.8 million in 2007 to 31.6 million in 2008. Total sales attributable to panels for desktop monitors increased by 6.1% from approximately (Won)3,708.9 billion in 2007 to (Won)3,934.6 billion (US$3,117.7 million) in 2008. The increase in total sales of panels for desktop monitors is due primarily to increased demand for larger- and wider-sized panels for desktop monitors, which more than offset a decrease in the average selling price of our panels for desktop monitors in 2008.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for our notebook computers and desktop monitors from 2007 to 2008. Although the average selling price of panels for televisions increased by 7.9% from (Won)367,501 per panel in 2007 to (Won)396,717 (US$314) in 2008, due partly to depreciation of the Korean Won against the U.S. dollar, in which most of our sales are denominated, in 2008, the average selling price of panels for notebook computers decreased by 8.2% from (Won)96,078 per panel in 2007 to (Won)88,178 (US$70) in 2008 and the average selling price of panels for desktop monitors decreased by 6.5% from (Won)133,283 per panel to (Won)124,677 (US$99) over the same period.

Cost of Sales

Cost of sales increased by 12.7% from (Won)12,072.3 billion in 2007 to (Won)13,609.1 billion (US$10,783.8 million) in 2008. As a percentage of sales, however, cost of sales decreased slightly from 84.1% in 2007 to 83.6% in 2008. The increase in our cost of sales in 2008 was attributable primarily to increases in:

•

raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, as well as depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, partially offset by our ongoing raw material cost reduction efforts;

•	inventories, resulting from a slowdown in the global economy and an increase in our production output; and

•

overhead costs, primarily resulting from expenses related to expansion of existing facilities and expenses due to increased production capacity, including utility fees, supply costs and repair costs, as well as an increase in ordinary research and development expenses.

The effect of increases in raw material costs, inventories and overhead costs was partially offset by a decrease in depreciation expenses, due primarily to lower depreciation of P6 which had been substantially depreciated by July 2008.

As a percentage of our total cost of sales, raw material costs, change in inventories and overhead costs increased slightly from 2007 to 2008, whereas depreciation expenses decreased by 4.7% from 23.0% to 18.3% over the same period.

Cost of sales per panel, which is derived by dividing total cost of sales by total number of panels sold, decreased by 4.0% from (Won)57,820 per panel in 2007 to (Won)55,525 (US$44) in 2008 reflecting our ongoing cost reduction efforts, particularly managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers, improved production efficiency and decreases in fixed costs as a percentage of sales due to increases in sales, partially offset by depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, in 2008. Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 30.8% from US$1,113 per square meter of net display area in 2007 to US$770 in 2008. In 2008, we continued to improve production efficiency and maximize input capacity at our fabrication facilities, increase the production of color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 16.9% from (Won)2,279.7 billion in 2007 to (Won)2,665.0 billion (US$2,111.7 million) in 2008, and our gross margin improved from 15.9% to 16.4% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 11.8% from (Won)801.4 billion in 2007 to (Won)895.9 billion (US$709.9 million) in 2008. As a percentage of sales, our selling, general and administrative expenses generally remained the same and was 5.6% in 2007 and 5.5% in 2008. The increase in selling, general and administrative expenses in 2008 was attributable primarily to increases in:

•	research and development expenses, resulting from an increase in research and development activities and from an increase in the number of research and development employees;

•	warranty expenses, resulting from providing more services and replacement parts for defective products sold to customers commensurate with an increase in our sales volume;

•	advertising expenses, resulting from an increase in advertising activities, especially in promoting our products that utilize in-plane-switching technology; and

•

transportation expenses, resulting primarily from rising oil prices and depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our transportation expenses are denominated.

The effect of such increases was partially offset by a decrease in other expenses, resulting primarily from a significant decrease in impairment cost of assets. In 2007, we incurred significant impairment cost of assets, primarily due to an impairment loss on tangible assets due to change in investment strategies relating to capital expenditures in new facilities, whereas in 2008, such impairment cost of assets was minimal.

The following table shows selling, general and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2008:

	Year Ended December 31,
	2007		2008
	(in billions of Won)
Salaries and bonus	(Won)	116.1	(Won)	122.6
Retirement allowance		8.5		9.8
Employee benefit		13.0		25.7
Transportation		194.1		209.7
Depreciation		15.0		23.7
Insurance		5.2		8.3
Travel		10.0		16.7
Fee and commission		95.7		95.6
Advertising		30.4		49.0
Sales promotion		17.5		24.4
Overseas market development		6.3		14.2
Research and development		102.8		141.5
Warranty		77.9		103.4
Impairment cost of asset		44.4		0.1
Others		64.5		51.2

Total	(Won)	801.4	(Won)	895.9

Antitrust Fine

We recognized a charge to earnings of (Won)534.8 billion (US$423.8 million) in 2008, due to a fine of US$400 million imposed by the U.S. Department of Justice, a further discussion of which is included under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recorded no such antitrust fine in 2007. The US$400 million fine amount was re-measured into Korean Won and recognized as an expense using the exchange rate based on the basic rate under the market average exchange rate system provided by Seoul Money Brokerage Services, Ltd., between dollars and Won on November 12, 2008, which was the date the plea agreement with the U.S. Department of Justice was entered into.

Operating Income and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income decreased by 16.5% from (Won)1,478.3 billion in 2007 to (Won)1,234.3 billion (US$978.1 million) in 2008. Our operating margin decreased from 10.3% to 7.6% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). We recognized total net other expense of (Won)160.9 billion (US$127.5 million) in 2008 compared to total net other income of (Won)75.0 billion in 2007, primarily due to:

•

net foreign exchange loss of (Won)242.7 billion (US$192.4 million) in 2008 compared to net foreign exchange gain of (Won) 71.0 billion in 2007, which resulted primarily from foreign currency exchange transaction losses in 2008, which was in turn due to depreciation of the Korean Won against the U.S. dollar, in which a substantial amount of our debt is denominated, and our use of foreign exchange forward contracts, in 2008; and

•	no legal settlement income recorded in 2008, compared to (Won)146.6 billion of such income recorded in 2007. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

The effect of net foreign exchange losses was partially offset by net interest income of (Won)60.5 billion (US$47.9 million) we recognized in 2008, compared to net interest expense of (Won)148.3 billion in 2007, primarily due to a significant increase in interest income to (Won)212.7 billion (US$168.5 million) in 2008 from (Won)58.3 billion in 2007, which resulted primarily from an increase in short-term financial instruments we held over the same period.

Income Tax Expense

Income tax expense decreased from (Won)208.9 billion in 2007 to (Won)168.0 billion (US$133.1 million) in 2008. Our effective income tax rate was 13.4% and 15.7% in 2007 and 2008, respectively. The increase in the effective tax rate was mainly the effect of the non-deductible nature of the (Won)534.8 billion antitrust fine in 2008 and deferred tax asset valuation allowance reversal of (Won)159.5 billion in 2007, both of which contributed to a significantly higher effective tax rate in 2008 as compared with 2007, which effects were offset in large part by a (Won)213.1 billion increase in income tax credits in 2008.

Net Income

As a result of the cumulative effect of the reasons explained above, our net income decreased by 32.6% from (Won)1,344.4 billion in 2007 to (Won)905.4 billion (US$717.4 million) in 2008.

Tax exemptions under the Special Tax Treatment Control Law of Korea had the effect of increasing our net income by (Won)23.6 billion in 2007 and (Won)32.6 billion (US$25.8 million) in 2008. We will no longer be eligible for such income tax exemptions beginning in 2009.

Comparison of 2007 to 2006

Sales

Our sales increased by 35.1% from (Won)10,624.2 billion in 2006 to (Won)14,352.0 billion in 2007. Increases in unit sales of our large-size panels for televisions, notebook computers and desktop monitors were the primary contributing factors to this increase, offset by a decrease in the average selling price of our panels. In particular:

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

The total unit sales of panels for televisions increased by 47.2% from approximately 12.6 million in 2006 to 18.6 million in 2007. Total sales attributable to television panels increased by 38.5% from approximately (Won)4,938.9 billion in 2006 to (Won)6,841.5 billion in 2007. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price of our television panels in 2007.

The total unit sales of panels for notebook computers increased by 52.2% from approximately 21.1 million in 2006 to 32.1 million in 2007 and the total unit sales of panels for desktop monitors increased by 38.3% from approximately 20.1 million in 2006 to 27.8 million in 2007. Total sales attributable to panels for notebook computers increased by 42.4% from approximately (Won)2,166.9 billion in 2006 to (Won)3,084.7 billion in 2007, while total sales attributable to panels for desktop monitors increased by 27.6% from approximately (Won)2,906.9 billion in 2006 to (Won)3,708.9 billion in 2007. The increase in total sales of panels for notebook computers and desktop monitors is due primarily to increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price of our panels for notebook computers and desktop monitors in 2007.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for our major product categories from 2006 to 2007. The average selling price of panels for televisions decreased 5.9% from (Won)390,457 per panel in 2006 to (Won)367,501 in 2007, the average selling price of panels for notebook computers decreased 6.5% from (Won)102,752 per panel in 2006 to (Won)96,078 in 2007 and the average selling price of panels for desktop monitors decreased 7.7% from (Won)144,444 per panel to (Won)133,283 over the same period.

Cost of Sales

Cost of sales increased by 10.7% from (Won)10,910.3 billion in 2006 to (Won)12,072.3 billion in 2007. However, as a percentage of sales, cost of sales decreased from 102.7% in 2006 to 84.1% in 2007. The increase in our cost of sales in 2007 was attributable primarily to:

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

Cost of sales per panel, which is derived by dividing total cost of sales by total number of panels sold, decreased by 34.5% from (Won)88,280 per panel in 2006 to (Won)57,820 in 2007 due primarily to decreases in cost of raw materials, improved production efficiency, and decreases in fixed costs as a percentage of sales due to increase in sales. Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 31.6% from US$1,627 per square meter of net display area in 2006 to US$1,113 in 2007. In 2007, we continued to improve production efficiency at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, we recorded a gross profit of (Won)2,279.7 billion in 2007 compared to a gross loss of (Won)286.1 billion in 2006 and our gross margin improved from (2.7)% to 15.9% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 34.5% from (Won)595.8 billion in 2006 to (Won)801.4 billion in 2007. As a percentage of sales, our selling, general and administrative expenses generally remained the same and was 5.6% in each of 2006 and 2007. The increase in selling, general and administrative expenses in 2007 was attributable primarily to increases in:

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

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, we recorded an operating income of (Won)1,478.3 billion in 2007 compared to an operating loss of (Won)881.8 billion in 2006. Our operating margin improved from (8.3)% to 10.3% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense), net foreign exchange gain (loss) and income from legal settlement. We recorded total net other income of (Won)75.0 billion in 2007 compared to total net other expense of (Won)53 billion in 2006, primarily due to:

•	(Won)146.6 billion of legal settlement income we recorded in 2007, compared to none in 2006. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”; and

•	an increase in net foreign exchange gain from (Won)52.4 billion in 2006 to (Won)71.0 billion in 2007 as a result of appreciation of the Korean Won against the U.S. dollar.

The effect of increases in income from legal settlement and net foreign exchange gain was partially offset by an increase in net interest expense from (Won)140.3 billion in 2006 to (Won)148.3 billion in 2007, primarily due to a significant increase in interest expense from (Won)169.6 billion in 2006 to (Won)206.7 billion in 2007 reflecting increased levels of long-term debt over the same period.

Income Tax Expense (Benefit)

We reported income tax expense of (Won)208.9 billion in 2007 and income tax benefit of (Won)242.1 billion in 2006. This change was primarily due to the income before income taxes we generated in 2007 compared to the loss before income taxes that we recorded in 2006.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, we recorded a net income of (Won)1,344.4 billion in 2007 compared to a net loss of (Won)692.8 billion in 2006.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt and equity financing activities. We had cash and cash equivalents of (Won)954.4 billion, (Won)1,196.4 billion and (Won)1,352.8 billion (US$1,071.9 million) as of December 31, 2006, 2007 and 2008, respectively. We also had short-term financial instruments of (Won)2,055.0 billion (US$1,628.4 million) as of December 31, 2008. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabrication facilities and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements, servicing our debt payments and payment of technology license fees. We expect our cash requirements for 2009 to be primarily for capital expenditures and repayment of maturing debt.

Although we have historically been able to satisfy our cash requirements from cash flow from operations and debt and equity financing, our ability to continue to do so will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. We believe that we have sufficient working capital available to us for our current requirements. However, we re-evaluate our capital requirements regularly in light of our cash flow from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flow from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, including the issuance of equity, equity-linked and other debt securities.

Our net cash provided by operating activities amounted to (Won)1,866.0 billion in 2006, (Won)3,309.0 billion in 2007 and (Won)4,525.5 billion (US$3,586.0 million) in 2008. The increase in net cash provided by operating activities in 2007 was due primarily to a (Won)2,894.5 billion increase in net income less non-cash operating items in 2007 compared to 2006, which was partially offset by an increase in our investments in working capital in 2007 compared to 2006, which consisted primarily of an increase in accounts receivable. The increase in net cash provided by operating activities in 2008, despite the decrease in net income less non-cash operating items including antitrust fine by (Won)199.8 billion (US$158.3 million) in 2008 compared to 2007, was mainly due to a reduction of our investments in working capital in 2008 compared to 2007, which consisted primarily of a decrease in accounts receivable. Accounts receivable increased by (Won)1,446.4 billion in 2007, due primarily to a significant increase in sales during the fourth quarter of 2007 and a decrease in off-balance sheet financing activities as a result of an increase in our net cash provided by operating activities, but decreased by (Won)177.9 billion (US$141.0 million) in 2008, due primarily to a decrease in sales during the fourth quarter of 2008. The increase in net cash provided by operating activities in 2007 was partially reduced by an increase in accounts receivable in the same period for the reasons noted above, while the increase in net cash provided by operating activities in 2008 was partially reduced by an increase in inventories by (Won)312.7 billion (US$247.8 million) in 2008, primarily due to a higher level of finished products, work-in-process and raw materials as a result of a slowdown in the global economy and an increase in our production output. Inventories decreased by (Won)227.7 billion in 2007, primarily as a result of an increase in demand and a shortage in supply of TFT-LCD panels.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2007, an increase in demand and a shortage in supply of TFT-LCD panels contributed to a 21.7% decrease in our inventory levels from year-end 2006. In 2008, a slowdown in the global economy and an increase in our production contributed to a 38.0% increase in our inventory levels from year-end 2007. Inventories comprised the following for the periods indicated:

	As of December 31,
	2006		2007		2008		2008
	(in billions of Won and millions of US$)
Finished goods(1)	(Won)	571.8	(Won)	453.0	(Won)	540.3	US$	428.1
Work in process		264.4		208.7		358.1		283.8
Raw materials and supplies		215.4		162.2		238.3		188.8

Total	(Won)	1,051.6	(Won)	823.9	(Won)	1,136.7	US$	900.7

(1)	Includes merchandise of (Won)0.9 billion (US$0.7 million) in 2008 that we purchased from HannStar.

Our net cash used in investing activities amounted to (Won)3,067.2 billion in 2006, (Won)2,382.1 billion in 2007 and (Won)4,290.3 billion (US$3,399.6 million) in 2008. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to (Won)3,076.0 billion, (Won)1,577.3 billion and (Won)2,748.6 billion (US$2,178.0 million) in 2006, 2007 and 2008, respectively. We intend to fund our capital requirements associated with new construction projects, including the construction of a new LTPS TFT-LCD production facility in Paju, Korea, with cash flow from operations and other financing activities, such as external long-term borrowings. Through the end of 2008, we had used internally generated cash to fund our construction projects.

We currently expect that our total capital expenditures on a delivery basis to be approximately (Won)2.5 trillion and our cash outflows for capital expenditures to be approximately (Won)4.0 trillion in 2009, primarily to fund the build-out of P6E, the build-out of P8, the construction of the new LTPS TFT-LCD production facility and improvements to our pre-existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to (Won)576.6 billion in 2006, and our net cash used in financing activities amounted to (Won)682.5 billion in 2007 and (Won)137.7 billion (US$109.1 million) in 2008. The net cash used in financing activities in 2008 reflects primarily repayment and prepayment of Won-denominated loans and debentures and the payment of dividends. We did not declare or pay any dividends in respect of the fiscal years ended December 31, 2001 through 2006. However, on February 29, 2008, we declared a cash dividend of (Won)268.4 billion to our shareholders of record as of December 31, 2007 and distributed the cash dividend to such shareholders on March 21, 2008. On March 13, 2009, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2008 and distributed the cash dividend to such shareholders on April 3, 2009.

We had a total of (Won)250.1 billion, (Won)4.7 billion and (Won)601.1 billion (US$476.3 million) of short-term borrowings outstanding as of December 31, 2006, 2007 and 2008, respectively. The weighted average interest rate under the terms of these short-term borrowings was 5.9% as of December 31, 2008. As of December 31, 2008, all of our short-term borrowings were with respect to financing arrangements we entered into with local and foreign banks using accounts receivable due from our consolidated subsidiaries.

We have in place overdraft agreements with various banks in the amount of (Won)59.0 billion that are renewable on a yearly basis. There were no drawdowns under these agreements as of December 31, 2008. In addition, as of December 31, 2008, we maintained U.S. dollar-denominated accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$1,616.5 million. As of December 31, 2008, we had US$478.0 million outstanding under the accounts receivable negotiating facilities. As of December 31, 2008, our subsidiary in Wroclaw, Poland has outstanding long-term loans under a long-term credit facility with a syndicate of banks in the amount of €70.0 million. The availability period for drawings under the long-term credit facility expired in March 2008. As of December 31, 2008, our subsidiary in Guangzhou, China maintained a long-term credit facility with Bank of China in the amount of US$70 million. As of December 31, 2008, approximately US$25 million and RMB70 million was drawn on the long-term credit loan facility, and as of May 31, 2009, an additional RMB124 million and US$16.7 million was drawn on the long-term credit loan facility.

As of December 31, 2008, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)3,513.2 billion (US$2,783.8 million), primarily consisting of (Won)1,447.0 billion of Korean Won-denominated debentures, US$550.0 million convertible bonds, US$901.7 million of U.S. dollar-denominated long-term loan, (Won)66.3 billion of Korean Won-denominated long-term loan, €70 million of Euro-denominated long-term loan and RMB70 million of RMB-denominated long-term loan. The conversion price of the US$550 million of zero coupon convertible bonds due 2012 was initially (Won)49,070 per share, but was adjusted to (Won)48,760 per share after the approval of a cash dividend of (Won)268.4 billion at the annual general meeting of shareholders on February 29, 2008 and was further adjusted to (Won)48,251 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 13, 2009.

As of December 31, 2008, US$150 million of our US$901.7 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations and another US$150 million of such borrowings are hedged against foreign exchange rate and interest rate fluctuations.

We issued (Won)200 billion principal amount of five-year debentures in May 2006 and (Won)200 billion principal amount of five-year debentures in June 2006 but did not issue any domestic debentures in 2007 and 2008.

Terms of some of our long-term debts contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations.

Our debt obligations as of December 31, 2008 are set forth below:

Short-Term Debt Obligations as of December 31, 2008
Borrower	Date of Issuance	Securities	Amount as of December 31, 2008 (in billions of Won)		Original Principal Amount (in millions of US$)		Principal Underwriters or Purchasers	Maturity
LG Display	10/24/08- 12/26/08	Accounts Receivable Loans	(Won)	601	US$	478	Kookmin Bank, Citibank and other financial institutions	1/12/09- 2/20/09

Sub-total			(Won)	601

Long-Term Debt Obligations as of December 31, 2008
Borrower	Date of Issuance	Securities	Amount as of December 31, 2008 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$, Euro and RMB)		Principal Underwriters or Purchasers or Lenders	Maturity
LG Display	5/13/04	Debentures	(Won)	230	(Won)	300	SK Securities Co., Ltd., Woori Investment & Securities, Korea Investment & Securities Co., Ltd.	5/13/09

LG Display	11/23/04	Debentures	(Won)	229	(Won)	300	Woori Investment & Securities, SK Securities Co., Ltd., Daewoo Securities Co., Ltd.	11/23/09

LG Display	3/21/05	Debentures	(Won)	388	(Won)	400	Woori Investment & Securities, Hanwha Securities Co., Ltd.	3/21/10

Long-Term Debt Obligations as of December 31, 2008
Borrower	Date of Issuance	Securities	Amount as of December 31, 2008 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$, Euro and RMB)		Principal Underwriters or Purchasers or Lenders	Maturity
LG Display	12/14/05	Debentures	(Won)	200	(Won)	200	National Agricultural Cooperative Federation	12/14/10

LG Display	5/29/06	Debentures	(Won)	200	(Won)	200	Hana Bank	5/30/11

LG Display	6/23/06	Debentures	(Won)	200	(Won)	200	Woori Bank	6/23/11

LG Display	2/10/04	Long Term Loan	(Won)	10	(Won)	59	Export Import Bank of Korea	2/10/09

LG Display	7/28/05 - 12/27/07	Long Term Loan	(Won)	19	(Won)	19	Shinhan Bank	9/15/09- 12/15/15 *5 year grace and 5 year installment

LG Display	3/30/06	Long Term Loan	(Won)	38	(Won)	150	Korea Development Bank	3/30/09- 3/30/10

LG Display	4/18/07	Convertible Bonds	(Won)	729	US$	550	Morgan Stanley	4/18/12 *Put option on 4/18/10

LG Display	5/19/06- 7/24/06	Long Term Loan	(Won)	251	US$	200	Kookmin Bank and other financial institutions	5/19/11

LG Display	8/28/06	Long Term Loan	(Won)	251	US$	200	Kookmin Bank	8/29/11

LG Display	9/28/06	Long Term Loan	(Won)	126	US$	100	Mizuho Corporate Bank	9/28/11

LG Display	1/31/07	Long Term Loan	(Won)	126	US$	100	Bank of Tokyo- Mitsubishi UFJ	1/31/12

LG Display	3/14/07	Long Term Loan	(Won)	63	US$	50	Export- Import Bank of Korea	9/14/10- 3/14/13 *3 year grace and 3 year installment

LG Display	3/28/07	Long Term Loan	(Won)	176	US$	140	Korea Development Bank	3/28/12

LG Display Nanjing	11/29/04- 11/06/06	Long Term Loan	(Won)	109	US$	130	Bank of China, China Construction Bank and other financial institutions	3/13/08- 11/22/10

LG Display Poland	4/04/07- 9/22/07	Long Term Loan	(Won)	124	EUR	70	Societe Generale, Kookmin Bank and other financial institutions	4/04/10- 4/04/13 *3 year grace and 13 quarterly installment

LG Display Guangzhou	12/12/07- 1/08/08	Long Term Loan	(Won)	31	US$	25	Bank of China	3/20/10- 12/20/11 *2 year grace and 8 quarterly installment

LG Display Guangzhou	1/03/08	Long Term Loan	(Won)	13	RMB	70	Bank of China	3/20/10- 12/20/11 *2 year grace and 8 quarterly installment

Sub-total			(Won)	3,513

Current portion of long-term debt obligation			(Won)	553

Long-term debt, excluding current portion of long-term debt			(Won)	2,960

Debt obligation			(Won)	4,114

As of December 31, 2008, we were obligated to guarantee the payment obligation of our Poland subsidiary in the amount of €70 million under a long-term credit facility that our Poland subsidiary entered into with a syndicate of banks. Other than the foregoing, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2008.

In March 2009, we entered into a long-term loan agreement with the Korea Development Bank in the amount of (Won)300 billion. As of April 2009, (Won)30 billion was drawn on the long-term loan agreement with the Korea Development Bank. In April 2009, we entered into a short-term loan credit facility with Hana Bank in the amount of (Won)200 billion.

Set forth below are the aggregate amounts, as of December 31, 2008, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	3,513,209	(Won)	553,430	(Won)	1,815,744	(Won)	1,139,415	(Won)	4,620
Fixed License Payment		129,036		19,505		36,510		36,510		36,511
Long-Term Other Payables		503,000		25,150		191,140		286,710		—

Total	(Won)	4,145,245	(Won)	598,085	(Won)	2,043,394	(Won)	1,462,635	(Won)	41,131

Estimates of interest payment based on contractual interest rates effective as of December 31, 2008		298,958		94,335		84,488		120,039		97

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)30.1 billion in 2006, (Won)30.1 billion in 2007 and (Won)28.7 billion (US$22.7 million) in 2008, representing 6.9% of our research and development expenses in 2006, 7.3% in 2007 and 5.7% in 2008. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Material Related Party Transactions

We engage from time to time in a variety of transactions with related parties. See “Item 7.B. Related Party Transactions.”

We sell TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis. Pricing and other principal terms of the sales to LG Electronics are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)1,729.3 billion, or 16.3% of our sales, in 2006, (Won)2,516.9 billion, or 17.5% of our sales, in 2007 and (Won)3,448.2 billion (US$2,732.3 million), or 21.2% of our sales, in 2008.

We sell our products to certain subsidiaries of LG International in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries on an aggregate basis amounted to 9.0%, 8.3% and 6.2% in 2006, 2007 and 2008, respectively. We sell our products to LG International and its subsidiaries at a market price determined on an arm’s-length basis.

In addition, we procure a portion of our production materials, supplies and services from LG International’s overseas subsidiaries in Japan, Europe and the United States. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are determined on an arm’s-length basis. Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries amounted to (Won)1,006.1 billion, or 10.7% of our total purchases, in 2006, (Won)429.4 billion, or 5.2%, in 2007 and (Won)1,643.4 billion (US$1,302.3 million), or 12.7%, in 2008. We also purchase raw materials, supplies and services necessary for our production process from LG Electronics and its affiliated companies, including LG Chem Ltd. and LG Micron Ltd. Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,551.1 billion, or 16.5% of our total purchases in 2006, (Won)1,958.5 billion, or 23.6%, in 2007 and (Won)3,551.9 billion (US$2,814.5 million), or 27.4%, in 2008. In addition, in January 2008, we acquired LG Electronics’ AMOLED business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. We paid a purchase price of (Won)4.6 billion for the AMOLED business, which was paid in cash in two installments.

Taxation

The effective statutory corporate income tax rate currently applicable to us is 12.1% for the first (Won)200 million of our taxable income and 27.5% for our taxable income in excess of (Won)200 million.

Tax Exemptions

Under the Special Tax Treatment Control Law of Korea, beginning in August 1999 when we registered Philips Electronics’ investment in us until 2008, we were entitled to the following tax exemptions:

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

In 2008, we received a tax benefit of (Won)32.6 billion (US$25.8 million), or 3.0% of income before income taxes, as a result of Philips Electronics’ 14.59% weighted average ownership in us in 2008. 2008 was the last taxable year we were eligible to receive this income tax exemption. The loss of this tax exemption could negatively affect our results of operations.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003, 15% for our capital investments made on or before December 31, 2004, 10% for our capital investments made on or before December 31, 2005 and 7% for our capital investments made on or before December 31, 2008, each in proportion to the percentage of equity investment in us other than foreign direct equity investment. In addition, we are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2008, we had available deferred tax assets related to these credits in the amount of (Won)421.8 billion (US$334.2 million), which may be utilized against future income tax liabilities through 2013.

Recent U.S. GAAP Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Beginning on January 1, 2009, we will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We are in the process of evaluating the impact, if any, of applying these provisions on our financial position and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer in a business combination should recognize and measure identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of their first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements –An amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and will be applied prospectively to all noncontrolling interests, including any that arose prior to the effective date. All of our significant subsidiaries are wholly-owned by us, and therefore the initial adoption of SFAS 160 is not expected to have a material impact on our financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities–An Amendment of FASB Statement No. 133” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair values of derivative instruments and their gains and losses;

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently in the process of evaluating the impact, if any, of adopting this standard.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently in the process of evaluating the impact, if any, of adopting this FSP on our financial position and results of operations.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)737.6 billion in 2006, (Won)565.2 billion in 2007 and (Won)790.8 billion (US$626.6 million) in 2008, representing 6.9% of our sales in 2006, 3.9% in 2007 and 4.9% in 2008. Included in these figures are product development costs directly associated with production at our fabrication facilities and module production plants, excluding depreciation expense, as well as research and development expenses, excluding depreciation expense, in the aggregate amount of (Won)418.2 billion in 2006, (Won)392.6 billion in 2007 and (Won)479.9 billion (US$380.3 million) in 2008, and capital expenditures related to research and development and manufacturing for research and development test runs in the amount of (Won)319.4 billion in 2006, (Won)172.6 billion in 2007 and (Won)310.9 billion (US$246.4 million) in 2008.

Our research and development activities primarily focus on the development of new and improved products. For example, in 2006, we developed a 100-inch panel for televisions, the largest TFT-LCD panel in the world at the time. In 2007, we developed the world’s first 15.4-inch wide LED-applied display panel for notebook computers, the world’s largest LED-applied panel for notebook computers at the time. In 2008, we displayed the world’s first panel for notebook computers that could change its horizontal viewing angle from 175 degrees to 60 degrees with a built-in adjustable viewing image control, thereby significantly reducing privacy concerns while using notebook computers in public areas. In 2008, we also developed the world’s first TFT-LCD panel for notebook computers that applied RGB LED backlight technology, thereby offering more colors and a better contrast ratio than conventional models that used cold cathode fluorescent lamps. In addition, in 2008, we developed the world’s largest 27-inch panel for desktop monitors at the time that applied black data insertion technology, which enabled us to achieve a motion picture response time equivalent to panels that used 120Hz driving technology without increasing our production costs.

We believe that the trends for display products in the future are the widespread use of affordable large-size flat panel products with higher performance qualities and the use of different types of display products for a variety of purposes, such as using flexible display panels in a range of products or using large-size display panels for public display or advertising. To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. Accordingly, we have developed long-term alternative technologies, such as LED backlight technology, which is thin and light and is expected to provide reduced power consumption using environmentally friendly components. We have developed large-size high resolution LED backlight TFT-LCD panels for the categories of 42-inch, 47-inch and 55-inch panels for televisions. We have also developed copper line technology, a technology that takes advantage of copper’s low electrical resistance to improve the transmission of video signals even across large-size TFT-LCD screens, resulting in sharp image quality with minimal distortion. We were the first company to apply copper line technology to high-resolution TFT-LCD panels. We are also further developing TruMotion 240Hz driving technology based on copper line, scanning backlight technology and other new circuit algorithms. TruMotion 240Hz driving technology decreases motion blur by doubling the speed of the usual frame rate. Using this technology, we developed high-resolution TFT-LCD panels for televisions, ranging in size from 32 inches to 55 inches. In addition, in continual cooperation with our television end-brand customers, we have developed various mounting technologies, such as “user direct mounting” and through-hole mounting technology, to provide more mounting options and further enhance the marketability of their products. In order to stay technologically ahead in the TFT-LCD industry, we are focusing on evolving our existing display panels so that they become slimmer and narrower and become more environmentally friendly by using less power. For example, in 2008, we succeeded in developing one of the world’s most energy efficient TFT-LCD panel for 32-inch television that can operate on up to 56% less power and a ultra slim 47-inch TFT-LCD panel with a thickness of 8.9mm in 2008.

At the same time, we plan to develop new markets for public display panels so that, for example, they can be used as part of interior design or for public advertising purposes, such as “multi-view” TFT-LCD panels, which would allow viewers to enjoy different images from the same display panel depending on the angle each viewer is viewing from. For example, in 2008, we developed a three-dimensional multi-vision TFT-LCD panel that does not require the use of special viewing glasses and a 47-inch digital television that can utilize its standby power to display digital pictures.

In addition, as the product lifecycle of flat panel displays is approaching maturity, we plan to further focus on developing a next generation flat panel display technology, such as AMOLED, that can replace existing liquid crystal display panels or plasma display panels. AMOLED is considered a next generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. In February 2006, we entered into two agreements, a strategic alliance agreement and an evaluation agreement for AMOLED development with Kodak. Pursuant to these agreements, we and Kodak are jointly evaluating display technologies for mobile displays and considering other opportunities, including the development and supply of AMOLED technology and products. In addition, we have already established ourselves as the leading developer of flexible displays. In 2007, we developed the world’s first flexible AMOLED that uses amorphous silicon, which was selected as one of the best inventions of 2007 by Time Magazine, and the world’s first flexible color e-book with video graphics array resolution. We also commenced production of the world’s first flexible mono e-newspaper in 2007. In 2008, we developed a flexible color e-book with the world’s highest resolution at the time. We were also the first to apply non-laser crystallization technology to the production of AMOLED.

In order to maintain our position as one of the industry’s technology leaders, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our long-term strategy. Therefore, we complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. In addition to these collaborations, we may form strategic technology alliances with the research arms of LG Electronics, as well as suppliers and equipment makers in “cluster” industries, that is, industries related to the TFT-LCD industry, in order to enhance our capability to develop new technology.

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2008, we employed 1,872 personnel in our research and development department.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

We currently hold a total of 10,455 patents, including 5,180 in Korea. We also hold patents in other countries, including in the United States, China, Japan, Great Britain and Taiwan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2009 to 2028.

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

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)30.1 billion in 2006, (Won)30.1 billion in 2007 and (Won)28.7 billion (US$22.7 million) in 2008, representing 6.9% of our research and development expenses in 2006, 7.3% in 2007 and 5.7% in 2008. We recognized royalty income of US$25.1 million, US$180.2 million and US$25.4 million in 2006, 2007 and 2008, respectively.

We have a license agreement with Lemelson Foundation, effective as of July 1999, which provides for a non-exclusive, non-transferable license under certain patents owned by the Lemelson Foundation relating to the magnification process in our TFT-LCD manufacturing process.

We have a license agreement with Columbia University, effective as of July 2000, which provides for a non-exclusive, non-transferable license under certain patents relating to LTPS technology for TFT-LCD products.

We have a license agreement with Semiconductor Energy Laboratory Co., Ltd., effective as of October 2005, which provides for a non-exclusive and non-transferable license under certain patents relating to amorphous silicon TFT technology for TFT-LCD products and for a cross license under certain patents relating to LTPS AMOLED technology for AMOLED products.

We have a license agreement with the Penn State Research Foundation, effective as of January 2003, which provides for a non-transferable license under its patents relating to LTPS technology and certain other technologies for TFT-LCD products.

In connection with the settlement of a lawsuit with NEC, we have a cross-license agreement with NEC, effective as of April 2001, under which each party grants to the other a non-exclusive and non-transferable worldwide licenses under all of its patents filed prior to the fifth anniversary of the effective date relating to TFT-LCD modules and its related components. In addition, NEC authorized us to grant to LG Electronics a license under certain patents for the production and sale of monitors.

We have a license agreement with each of Honeywell International Inc. and Honeywell Intellectual Properties Inc., effective as of March and October 2003, respectively, which provides for a non-exclusive, non-transferable license under a patent relating to certain diffuser and flicker-free technology for TFT-LCD products. We also have a license agreement with Honeywell Intellectual Properties Inc., effective as of May 2006, which provides for a non-exclusive, non-transferable license under patents relating to various technologies for TFT-LCD products.

We have a license agreement with Plasma Physics Corporation, effective as of September 2003, which provides for a non-exclusive license under certain patents relating to plasma chemical vapor coating or etching for TFT-LCD products.

We have a license agreement with Fergason Patent Properties, LLC, effective as of October 2003, which provides for a non-exclusive, non-transferable license under a patent relating to technology for controlling light intensity for TFT-LCD products.

We have a cross-license agreement with Hitachi, effective as of June 2004, which provides for a non-exclusive, non-transferable, non-assignable and indivisible license to use each other’s patents relating to liquid crystal and OLED display devices.

We entered into a license agreement with Merck & Co., our key supplier of liquid crystal materials, effective as of December 2006, which provides for a non-exclusive and non-transferable license under a patent for a panel design technology in IPS to manufacture and sell certain display panels.

Philips Electronics and Toshiba Corporation entered into a royalty-free cross-license agreement in July 2000, as amended in a side letter dated March 2004, for a worldwide, non-exclusive and non-transferable license to use each other’s patents for TFT-LCD products. The cross-license agreement extends to affiliates, subsidiaries and certain associated companies of Philips Electronics and Toshiba, which included us prior to our initial public offering in July 2004. The ability of Toshiba and us to use each other’s patented technologies under this cross-license agreement automatically terminated when, following our initial public offering, Philips Electronics ceased to own or control at least 50% of our voting stock. However, under the terms of the license agreement we will continue to be licensed to use those patents that were filed prior to the date on which we were no longer deemed to be an associated company of Philips Electronics, which is July 2004, for the life of such patents.

In addition to licensing key technologies from third parties, we aim to benefit from our own patents and other intellectual property rights by granting licenses to third parties from time to time in return for royalty payments. We entered into a license agreement with Rockwell Collins Inc. in June 2001, under which we granted to Rockwell a non-exclusive, non-transferable license under our patents primarily for use in military applications.

In November 2007, Chunghwa Picture Tubes and we entered into a settlement agreement providing for dismissal of all pending claims against each other and a patent agreement allowing the companies to use each other’s patented technology. As part of the settlement, Chunghwa Picture Tubes agreed to make a settlement payment to us as compensation.

We entered into a cross-license agreement with Kodak in March 2008 for a non-exclusive, non-transferable license under certain patents relating to technology for OLED displays and modules.

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. In 2008, we recognized US$25.4 million of royalty income under such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

In September 2004, we entered into a revolving asset-backed commercial paper program of up to US$300 million using selected accounts receivable of our four sales subsidiaries in Germany, Taiwan, Japan and the United States. We have used the proceeds from this financing to reduce the payment terms of our sales subsidiaries’ accounts payable and to meet working capital needs. However, as of December 31, 2007, we had no amount outstanding under the revolving asset-backed commercial paper program and in March 2008, we terminated the program.

Since the second half of 2006, our overseas sales subsidiaries have entered into factoring arrangements. We had no amount outstanding under the factoring arrangements as of December 31, 2008. In June 2006, our sales subsidiary in Shanghai, China entered into a forfeiting arrangement of up to US$200 million using its accounts receivable backed by letter of credit. In October 2006, we entered into an accounts receivable purchase facility of up to US$600 million using selected accounts receivable of our sales subsidiaries in the United States, Germany, Hong Kong and Shanghai, China. As of December 31, 2008, we had no amount outstanding under the accounts receivable purchase facility and the forfeiting arrangement.

As of December 31, 2008, payment guarantees were provided to us by ABN AMRO Bank amounting to US$8.5 million relating to deferred tax payments in Poland. As of December 31, 2008, payment guarantees were provided to our subsidiary in Japan by Bank of Tokyo-Mitsubishi UFJ amounting to ¥1,300 million and to our subsidiary in Taiwan by ABN AMRO Bank amounting to US$4 million, respectively, relating to their local tax payments.

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

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and eleven directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Under the Korean Commercial Code, a representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more “joint” representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). All representative directors are selected from among the non-outside directors. Our articles of incorporation require that we elect either a single representative director or two joint representative directors. If we elect to have two joint representative directors, one representative director will serve as chief executive officer and the other representative director will serve as chief financial officer.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Ingoo Han	October 15, 1956	Director	July 2004	February 2010	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology

Dongwoo Chun	January 15, 1945	Director	March 2005	February 2011	Outside Director, Pixelplus

Bruce I. Berkoff	August 13, 1960	Director	February 2008	February 2011	Chief Marketing Officer, Ascent Solar Technologies, Inc.

Yoshihide Nakamura	October 22, 1942	Director	February 2008	February 2011	President and Chief Executive Officer, ULDAGE Inc.

William Y. Kim	June 6, 1956	Director	February 2008	February 2011	Partner, Ropes & Gray LLP

Our Non-Outside Directors

Our non-outside directors are:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	February 2007	February 2010	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	February 2011	—

Simon (Shin Ik) Kang	May 10, 1954	Director	February 2008	February 2011	President of Home Entertainment Business Division, LG Electronics

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/Department
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	February 2007	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	—

Jong Sik Kim	June 4, 1953	Executive Vice-President and Chief Production Officer	October 2006	Manufacturing

In Jae Chung	September 20, 1956	Executive Vice-President and Chief Technology Officer	January 2007	Research & Development

Name	Date of Birth	Position	Elected/Appointed to Current Position	Division/Department
Bock Kwon	August 4, 1954	Executive Vice-President	January 2006	Corporate Strategy and Marketing

Sang Deog Yeo	September 21, 1955	Executive Vice-President	January 2005	TV Business Unit

Sang Beom Han	June 18, 1955	Executive Vice-President	January 2006	Information Technology Business Unit

Hyun He Ha	December 18, 1956	Executive Vice-President	January 2007	Mobile Business Unit

Yu Seoung Yin	June 20, 1956	Executive Vice-President	January 2009	China Center

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Young Soo Kwon has served as representative director, president and chief executive officer since February 2007. Prior to joining LG Display, Mr. Kwon served as president and chief financial officer of LG Electronics. He also served as head of the globalization team at LG Electronics’ headquarters in Korea, as well as a financial officer at LG Electronics’ overseas subsidiary in New Jersey. Mr. Kwon holds a bachelor’s degree in business administration from Seoul National University and a master’s degree in industrial engineering from Korea Advanced Institute of Science and Technology.

James (Hoyoung) Jeong has served as director, executive vice president and chief financial officer since February 2008. Mr. Jeong also served as head of our Business Supporting Center. Prior to joining LG Display, he served as chief financial officer of LG Electronics. Mr. Jeong holds a bachelor’s degree in business administration from Yonsei University.

Simon (Shin Ik) Kang has served as director since February 2008. Mr. Kang is currently president and head of the Home Entertainment Business Division of LG Electronics. He also served as president of the Korea Sales & Marketing Operation of LG Electronics. He holds a bachelor’s degree in business administration from Yonsei University.

Ingoo Han has served as outside director since July 2004. Mr. Han is currently dean of the Graduate School of Management at the Korea Advanced Institute of Science and Technology. He is also a certified public accountant in Korea and a certified management accountant in the United States. Mr. Han holds a bachelor’s degree in international economics from Seoul National University, a master’s degree in management science from the Korea Advanced Institute of Science and Technology and a Ph.D. in accounting information systems from the University of Illinois at Urbana-Champaign.

Dongwoo Chun has served as outside director since March 2005. Mr. Chun is currently serving as member of the board of directors of Pixelplus. He also served as executive vice president of Cirrus Logic Inc., Silicon Magic Inc. and LG Semicon. Mr. Chun holds a bachelor’s degree in electronic engineering from Seoul National University, a master’s degree in electrical engineering from the University of California, Berkeley and a Ph.D. in electrical engineering from the University of Texas.

Bruce I. Berkoff has served as outside director since February 2008. Mr. Berkoff is also currently a member on the board of directors of InFocus Corporation, Syntax-Brillian Corporation, Tvia, inc., Unipixel Displays, Inc. and Alta-Analogn Inc. He is currently chief marketing officer of Ascent Solar Technologies, Inc. He is also currently chairman of LCD TV Association and he also served as chairman of Enuclia Semiconductor, Inc. Mr. Berkoff holds a bachelor’s degree in physics from Princeton University and a master’s degree in biophysics from the University of California, Berkeley.

Yoshihide Nakamura has served as outside director since February 2008. Mr. Nakamura is currently serving as an outside board member of Onward Holding Co., Ltd. of Japan. He is also currently president and chief executive officer of ULDAGE Inc. He also served as senior vice president of the Intellectual Property department at Sony Corporation and president and chief executive officer of Sony Chemical Corporation. Mr. Nakamura holds a bachelor’s degree in law from Chuo University.

William Y. Kim has served as outside director since February 2008. Mr. Kim is currently a partner at Ropes & Gray LLP. He also served as partner at Alston & Bird LLP and Dorsey & Whitney LLP. He is currently the chairman of the Scholarship and Rules Committee of the National Board of Directors of the Korean-American Scholarship Foundation. Mr. Kim holds a bachelor’s degree in science from the Catholic University of America, a J.D. degree from Georgetown University Law Center and an M.B.A. degree from the University of Michigan.

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

In Jae Chung has served as executive vice-president since January 2006 and as chief technology officer since January 2007. Prior to joining LG Display, Mr. Chung served as head of the notebook development department and LCD laboratory at LG Electronics. Mr. Chung received a bachelor’s degree in physics and a master’s degree in applied physics from Korea University and a Ph.D. in electronic engineering from University of South Australia.

Bock Kwon has served as executive vice-president since January 2006. Mr. Kwon also served as head of the Corporate Strategy & Marketing Center since July 2008. Prior to joining LG Display, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

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

Yu Seoung Yin has served as executive vice-president and head of the China Center since January 2009. Prior to joining LG Display, Mr. Yin served as executive vice-president of the Chairman’s Office at LG Holdings. Mr. Yin holds a bachelor’s degree in mass communication from Chung-Ang University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2008 to our executive officers and our directors was (Won)6.1 billion. In addition, as of December 31, 2008, our accrued severance and retirement benefits to those directors and officers amounted to (Won)0.6 billion (US$0.5 million).

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. See “Item 6.E. Stock Ownership—Stock Options” below for information concerning our long-term incentive plan.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2008, we paid a premium of approximately US$2.0 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is comprised of three outside directors: Ingoo Han, Yoshihide Nakamura and William Y. Kim. The chairman is Ingoo Han. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Commercial Code of Korea. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee is comprised of two outside directors, Dongwoo Chun and William Y. Kim, and one non-outside director, Simon (Shin Ik) Kang. The chairman is Dongwoo Chun. The Outside Director Nomination and Corporate Governance Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors. The committee also develops and recommends to the board of directors a set of corporate governance principles and oversees our policies, practices and procedures in the area of corporate governance.

The committee holds regular meetings at least once each year, and more frequently as needed.

Remuneration Committee

The Remuneration Committee is comprised of two outside directors, Bruce I. Berkoff and Dongwoo Chun, and one non-outside director, Simon (Shin Ik) Kang. The chairman is Simon (Shin Ik) Kang. The Remuneration Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers.

The committee holds regular meetings at least once each year, and more frequently as needed.

Item 6.D.	Employees

As of December 31, 2008, we had 24,860 employees, including 5,843 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2006, 2007 and 2008:

	As of December 31,
Employees(1)	2006	2007	2008
Production	16,326	15,805	18,847
Technical(2)	5,759	3,649	4,200
Sales & Marketing	444	734	1,046
Management & Administration	1,110	715	767

Total	23,639	20,903	24,860

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2008, approximately 68.1% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

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

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. We make provisions for accrued severance liabilities based on the assumption that all employees terminate their employment with us at the same time. As of December 31, 2008, our accrued severance liabilities amounted to (Won)202.0 billion (US$160.1 million), of which 65% was funded through severance insurance plans, while 0.2% was funded through deposits with the National Pension Corporation.

As of December 31, 2008, our employee stock ownership association owned approximately 0.1% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 23,000 shares of our common stock as of December 31, 2008, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Stock Options

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. As part of our long-term incentive plan, our board of directors resolved on April 7, 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the KOSPI against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise. The following table sets forth certain information regarding our stock option plan as of June 22, 2009:

		Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options(1)
Executive Officers	Grant Date	From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000

(1)	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the initially granted shares are exercisable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2008 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner(1)	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Philips Electronics(2)	47,225,000	13.2%

(1)	As of February 4, 2009, Korean National Pension Service’s ownership of our shares was 18,512,515 shares, representing 5.17% of the total shares of our common stock.
(2)	On March 16, 2009, Philips Electronics sold all of its equity interest in us.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of December 31, 2008. None of our major shareholders identified above has voting rights different from those of our other shareholders.

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics, pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL”. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. On October 2007, Philips Electronics sold 46.4 million shares of our common stock to financial institutions in a capital markets transaction, which represented approximately 13.0% of our issued share capital, and reduced its ownership interest in us to 19.9% from 32.9% as of December 31,

2006. On March 12, 2008, Philips Electronics sold 24 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%. On March 16, 2009, Philips Electronics sold all of its remaining equity interest in us and the shareholders’ agreement automatically terminated upon such sale by Philips Electronics.

Item 7.B.	Related Party Transactions

Certain Relationships and Related Party Transactions

We engage from time to time in a variety of transactions with related parties. We have conducted our transactions with related parties, including LG Electronics, as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.

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

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)1,729.3 billion, or 16.3% of our sales, in 2006, (Won)2,516.9 billion, or 17.5% of our sales, in 2007 and (Won)3,448.2 billion (US$2,732.3 million), or 21.2% of our sales, in 2008.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International Singapore Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 9.0%, 8.3% and 6.2% of our sales in 2006, 2007 and 2008, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. In January 2009, we established a sales subsidiary in Singapore, which is expected to replace LG International Singapore Ltd. in conducting sales to system integrators located in Singapore. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to (Won)1,006.1 billion, or 10.7% of our total purchases, in 2006, (Won)429.4 billion, or 5.2% of our total purchases, in 2007 and (Won)1,643.4 billion (US$1,302.3 million), or 12.7% of our total purchases, in 2008.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials necessary for our production process from LG Electronics and its affiliated companies, including LG Chem and LG Micron Ltd. Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)708.8 billion, (Won)862.9 billion and (Won)1,146.5 billion (US$908.5 million) in 2006, 2007 and 2008, respectively. Our purchases of photo masks from LG Micron Ltd. amounted to (Won)113.3 billion, (Won)105.6 billion and (Won)138.4 billion (US$109.6 million) in 2006, 2007 and 2008, respectively.

Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,551.1 billion, or 16.5% of our total purchases, in 2006, (Won)1,958.5 billion, or 23.6% of our total purchases, in 2007 and (Won)3,551.9 billion (US$2,814.5 million), or 27.4% of our total purchases, in 2008.

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

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we began making monthly payments to LG Corp. in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This trademark license agreement expired on December 31, 2007, and although the agreement allowed for an automatic renewal, we signed a new trademark license agreement with LG Corp. in February 2008. Under the new agreement, from January 1, 2008 to June 30, 2008 and from July 1, 2008 to December 31, 2010, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.1% and 0.2% of our sales, respectively, net of advertising expenses. As of June 22, 2009, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the new agreement.

Relationships and Transactions with Philips Electronics

Sales to, and Purchases from, Philips Electronics

We sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. On March 12, 2008, Philips Electronics sold 24 million shares of our common stock to institutional investors and further reduced its ownership interest in us to 13.2%. On March 16, 2009, Philips Electronics sold all of its remaining equity interest in us.

Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)1,331.4 billion, or 12.5% of our sales, in 2006, (Won)1,704.3 billion, or 11.9% of our sales, in 2007 and (Won)1,636.8 billion (US$1,297.0 million), or 10.1% of our sales, in 2008.

We purchase materials, including backlight units and driver integrated circuits, as well as other services, from Philips Electronics. These purchases amounted to (Won)74.6 billion, (Won)13.8 billion and (Won)9.2 billion (US$7.3 million) in 2006, 2007 and 2008, respectively. These amounts include purchases from Philips Electronics’ semiconductor division until September 2006, which, as of October 2006, is no longer a division of Philips Electronics.

Trademark Agreement with Philips Electronics

We entered into a trademark license agreement with Philips Electronics in July 2004 for use of the “Philips” name. Under the agreement, we began making monthly payments in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. Effective as of March 3, 2008, we changed our name to “LG Display Co., Ltd.” On June 30, 2008, the trademark license agreement with Philips Electronics expired.

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

See “Item 18. Financial Statements” and pages F-1 through F-48.

Legal Proceedings

We are involved from time to time in certain routine legal actions incidental to our business. However, except for the ongoing proceedings described below, we are not currently involved in any material litigation or other proceedings the outcome of which we believe might, individually or taken as a whole, have a material adverse effect on our results of operations or financial condition. In addition, except as described below, we are not aware of any other material pending or threatened litigation against us.

Intellectual Property

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

On January 10, 2005, Chunghwa Picture Tubes filed a complaint in the United States District Court for the Central District of California against LG Electronics and us for alleged infringement of one of its U.S. patents relating to flat panel display mounting systems. The case was dismissed in March 2008 after Chunghwa Picture Tubes and we signed a settlement agreement in November 2007, providing for dismissal of all pending claims and counterclaims. As part of the settlement, Chunghwa Picture Tubes agreed to make a settlement payment to us as compensation.

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

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to liquid crystal displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted our motion to intervene in the patent infringement case brought by Positive Technologies, Inc. On November 7, 2008, Positive Technologies, Inc. and we signed a settlement agreement and the case was dismissed on December 12, 2008.

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

On December 15, 2008, O2Micro International Ltd. and O2Micro Inc. filed a petition with the United States International Trade Commission to commence trade remedy investigations against us, our subsidiary, LG Display America, Inc., and other manufacturing companies, claiming infringement of patents relating to inverter circuits.

Antitrust

In December 2006, we received notice that we were under investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the Antitrust Division of the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. We later received notice that we were under similar investigations by the Canadian Competition Bureau and the Taiwan Fair Trade Commission. In November 2008, we executed an agreement with the U.S. Department of Justice under which we and our subsidiary, LG Display America, Inc., would plead guilty to a criminal Sherman Act violation and pay a single total fine of US$400 million. In December 2008, the United States District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment that sentenced us and LG Display America, Inc. to pay the US$400 million according to the following schedule: US$20 million, and interest thereon, by June 15, 2009, and US$76 million, and interest thereon, by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013, respectively.

The agreement resolves all federal criminal charges against us in the United States in connection with this matter, provided we continue to cooperate with the ongoing investigation. We are cooperating with the ongoing investigations by the U.S. Department of Justice and other regulatory bodies.

Subsequent to the commencement of the U.S. Department of Justice investigation, a number of purported class action lawsuits were filed against us and other TFT-LCD panel manufacturers in various U.S. federal district courts, alleging violation of U.S. antitrust laws and other related laws. In a series of decisions in 2007 and 2008, all of such cases were transferred to the Northern District of California for pretrial proceedings. An additional claim by a customer’s assignee has also been filed in the Northern District of California. Purported class action complaints have also been filed against us in various Canadian courts, alleging violation of Canadian antitrust laws. We intend to defend these suits vigorously.

In addition, purported class action lawsuits have been brought against us, and certain of our officers and directors, in the United States District Court for the Southern District of New York in 2007, alleging, among other things, that we and certain of our officers and directors violated the U.S. Securities Exchange Act of 1934, or the Exchange Act, in connection with possible anti-competitive activities in the TFT-LCD industry. We intend to defend these suits vigorously.

In connection with these ongoing proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case (other than the U.S. federal criminal case), our management has determined that no provision was required to be taken at this time, as the conditions for taking such a provision (i.e., that a loss be both probable and reasonably estimable) had not been met. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of these proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and regulatory agencies. In addition, estimates of the potential costs associated with legal and regulatory proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

We did not declare or pay any dividends in respect of the fiscal years ended December 31, 2001 through 2006. On February 29, 2008, we declared a cash dividend of (Won)268.4 billion to our shareholders of record as of December 31, 2007 and distributed the cash dividend to such shareholders on March 21, 2008. On March 13, 2009, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2008 and distributed the cash dividend to such shareholders on April 3, 2009.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2008, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2008, 24,098,150 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily	Closing Price Per ADS				Average Daily
	High	Low	Trading Volume	High		Low		Trading Volume
			(in thousands of shares)					(in thousands of DRs)
2005	53,500	36,000	1,048		26.39		16.85	818
2006	(Won)46,600	(Won)25,550	1,181	US	$24.40	US$	14.06	1,096
2007	56,000	26,250	2,248		31.13		14.01	1,091
2008	50,600	16,650	3,557		24.99		5.54	1,113

2007
First Quarter	35,150	26,250	1,052		18.29		14.01	958
Second Quarter	45,450	32,400	1,673		24.03		17.71	1,006
Third Quarter	46,700	38,200	2,042		25.14		20.73	1,098
Fourth Quarter	56,000	40,200	4,217		31.13		21.73	1,293

2008
First Quarter	47,600	39,000	3,181		24.99		19.98	1,461
Second Quarter	50,600	39,200	4,009		24.42		18.68	974
Third Quarter	38,750	24,500	3,636		18.32		10.93	1,145
Fourth Quarter	29,950	16,650	3,410		12.82		5.54	889

November	24,000	17,800	3,349		9.40		5.62	944
December	24,900	20,650	2,572		9.59		6.74	554

2009
First Quarter	28,800	22,800	4,237		11.12		7.78	1,444
January	26,800	22,800	2,535		10.13		8.43	900
February	28,650	24,550	2,777		10.69		8.33	1,349
March	28,800	24,650	7,035		11.12		7.78	2,011
Second Quarter
April	34,100	28,750	4,447		12.95		10.67	1,576
May	31,950	28,000	4,573		12.84		11.15	1,515
June (through June 22)	31,550	28,650	4,273		12.77		11.45	1,278

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

The Korea Exchange

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign securities companies.

As of December 31, 2008, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)576.9 trillion. The average daily trading volume of equity securities for 2008 was approximately 355.2 million shares with an average transaction value of (Won)5,189.6 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

	Opening	High	Low	Closing
1979	131.28	131.28	104.38	118.97
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009 (through June 22)	1,157.4	1,435.7	1,018.8	1,399.7

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the financial investment companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agricultural and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10.E. Taxation—Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	US$	4,223	10,565	(Won)	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,595		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,697
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009 (through June 22)	757		727,930		575,803	567,486		5,900,862		4,667,665

Source: The Korea Exchange

(1)	Converted at the Federal Reserve Noon Rate on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act. The Financial Investment Services and Capital Markets Act imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. In addition, it also regulates the securities and derivatives markets in Korea.

Further Opening of the Korean Securities Market

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the KRX KOSPI Market or the KRX KOSDAQ Market, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be a consignment and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a financial investment company with a brokerage license, the customer of the financial investment company is entitled to the proceeds of the securities sold by such financial investment company.

When a customer places a sell order with a financial investment company with a brokerage license that is not a member of the KRX KOSPI Market or the KRX KOSDAQ Market and such financial investment company places a sell order with another financial investment company with a brokerage license that is a member of the KRX KOSPI Market or the KRX KOSDAQ Market, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Financial Investment Services and Capital Markets Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by members of the KRX KOSPI Market or the KRX KOSDAQ

Market. If a financial investment company with a brokerage license that is a member of the KRX KOSPI Market or the KRX KOSDAQ Market breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to (Won)50 million of cash deposited with such financial investment company in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, financial investment companies with a brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment company is prohibited. The premiums related to this insurance are paid by such financial investment company.

Item 9.D.	Selling Shareholders

Not applicable

Item 9.E.	Dilution

Not applicable

Item 9.F.	Expenses of the Issue

Not applicable

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable

Item 10.B.	Memorandum and Articles of Association

Description of Capital Stock

This section provides information relating to our capital stock, including brief summaries of material provisions of our current articles of incorporation, the Financial Investment Services and Capital Markets Act and the Commercial Code of Korea. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act and the Commercial Code.

General

Under our articles of incorporation, as amended in March 2009, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2008, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under our articles of incorporation, as amended in March 2009, we may issue new shares pursuant to a board resolution to persons other than existing shareholders, who however will not have preemptive rights, if the new shares are, among others:

•	publicly offered pursuant to the Financial Investment Services and Capital Markets Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued to corporations, institutional investors or domestic or overseas financial institutions to achieve our operational objectives; or

•	issued for the purpose of drawing foreign investment when we deem it necessary for our business needs;

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2008, approximately 0.1% of the outstanding shares were held by our employee stock ownership association.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders no later than one month after the end of such 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily closing prices of shares on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily closing price of shares on the Korea Exchange for the one- month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily closing price of shares on the Korea Exchange for the one-week period before the date of the adoption of the relevant board resolution. If we or the dissenting shareholders that had requested the purchase of their shares do not accept the purchase price, we or the dissenting shareholders may request a court to determine the purchase price . Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange (1) a yearly report (including audited non-consolidated financial statements and audited consolidated financial statements) within 90 days after the end of our fiscal year; provided that the audited consolidated financial statements may be separately submitted within 120 calendar days of the end of the fiscal year, and (2) interim reports with respect to the three-month period, six-month period and nine-month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports will be available for public inspection at the Financial Services Commission and the Korea Exchange.

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

Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 10.D. Exchange Controls.”

Acquisition of Shares by Us

In principle, we may not acquire our own shares except in limited circumstances, such as a reduction in capital.

Notwithstanding the foregoing restriction, we may acquire shares through purchases on the Korea Exchange or through a tender offer. We may also acquire interests in our own shares through agreements with trust companies or retrieve our own shares from a trust company upon termination of the trust agreement. The aggregate purchase price for shares purchased through such means may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of preferred shares have no preference in liquidation.

Item 10.C.	Material Contracts

On December 17, 2007, we entered into an investment agreement with HannStar Display Corporation, or HannStar, whereby we agreed to purchase 180,000,000 shares of non-voting preferred stock, par value NT$10, of HannStar. The aggregate issue price for the preferred shares was NT$3,170,250,000, which we paid in cash on February 27, 2008. The preferred shares are convertible into shares of common stock of HannStar at our option until the third anniversary of the issue date and are subject to certain put and call options. Any preferred shares that have not been converted or redeemed by the third anniversary of the issue date are mandatorily redeemable by HannStar. On January 1, 2008, we also entered into a purchase agreement with HannStar, whereby HannStar agreed to supply us, on a monthly basis, with TFT-LCD modules and cells to be used in TFT-LCD products. The agreement has a term of three years but will be automatically renewed unless either party provides the other with prior notice to terminate. We pay the purchase price for the modules and cells on a delivery basis.

On January 17, 2008, Skyworth TV Holdings Limited, or Skyworth, agreed to invest US$14 million in our subsidiary, LG Display Guangzhou Co., Ltd. (f/k/a LG.Philips LCD Guangzhou Co., Ltd.). On the same date, we also entered into a long term business strategic agreement with Skyworth whereby we agreed to supply Skyworth with TFT-LCD panels to be used in TFT-LCD products. The agreement remains effective until the definitive agreement for Skyworth’s minority investment in LG Display Guangzhou Co., Ltd. is terminated. On July 11, 2008, we and Skyworth-RGB Electronics Co., Ltd., or Skyworth-RGB, founded a research and development joint venture company, Guangzhou New Vision Technology Research and Development Ltd. Skyworth-RGB and we each invested RMB 25 million in Guangzhou New Vision Technology Research and Development Ltd. for a 50-50 equity interest in the company. The joint venture company is expected to conduct product planning, design and development tailored to meet the needs of Chinese customers with respect to a range of products from TFT-LCD modules to television sets.

On August 29, 2008, we entered into a joint venture agreement with AmTRAN Technology Co., Ltd., to establish a manufacturing joint venture company, Suzhou Raken Technology Ltd. (China). We agreed to invest US$10.41 million in return for a 51% equity interest in the joint venture company. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions.

On January 9, 2009, we entered into a long-term supply agreement with Apple Inc. to supply display panels to Apple Inc. for five years. In connection with the agreement, we received long-term advances in the amount of US$500 million from Apple Inc.

On April 16, 2009, we entered into an agreement with Wooree LED Co., Ltd. to purchase 6,800,000 shares of its common stock, which is approximately 29.8% of its outstanding shares, at a purchase price of (Won)11.9 billion. Wooree LED Co., Ltd. is an LED packaging company.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds, bonds with warrants and exchangeable bonds, which we refer to collectively as equity securities, together with the equity securities directly or beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of our total outstanding equity securities, is required to report the status and purpose (in terms of whether the purpose of the shareholding is to participate in the management of the issuer) of the holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change (i) in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding equity securities from the previous report or (ii) in the shareholding purpose, is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change (or, in the case of a person with no intent to seek management control or an institutional investor prescribed by the Financial Services Commission, within ten days of the end of the month in which the change occurred).

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or prohibition on the exercise of voting rights with respect to the ownership of equity securities exceeding the reported number of shares. Furthermore, the Financial Services Commission may order the disposal of the unreported equity securities.

When a person’s shareholding ratio reaches or exceeds ten percent or more of the company’s issued and outstanding shares with voting rights, the person must file a report to the Securities and Futures Commission and to the Korea Exchange within five business days following the date on which the person reached such shareholding limit. In addition, such person must file a report to the Securities and Futures Commission and to the Korea Exchange regarding any subsequent change in his/her shareholding. These subsequent reports on changes in shareholding are required within five business days after the relevant change has occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations, adopted in connection with the stock market opening from January 1992, which we refer to collectively as the Investment Rules, after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in shares of all Korean companies listed on the KRX KOSPI Market or the KRX KOSDAQ Market unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including:

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

•

the acquisition and disposal of shares through an overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s-length transactions between foreigners, if all of such foreigners belong to the investment group managed by the same person.

For over-the-counter transactions of shares between foreigners outside the KRX KOSPI Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve a financial investment company with a dealing license in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by borrowing shares from financial investment companies with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including converted shares and shares being issued for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market) to register its identity with the Financial Supervisory Service prior to making any such investment unless it has previously registered. However, the registration requirement does not apply to foreign investors who acquire converted shares (including upon conversion of ADSs into shares and upon exercise of conversion rights of convertible bonds) with the intention of selling such converted shares within three months from the date of acquisition of the converted shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by a decree promulgated under the Financial Investment Services and Capital Markets Act. All Korean branch offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation located outside of Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the financial investment company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities itself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to its shares or perform any tasks related thereto on its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between the laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor; provided, however, that a foreign investor may have the certificate evidencing shares released from such custody when it is necessary to exercise its rights to such shares or to inspect and confirm the presence of the certificate(s) of such shares. A foreign investor must ensure that its custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

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

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Korean Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Korean Won account opened at a financial investment company with a securities dealing or brokerage license. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Korean Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Korean Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Korean Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Korean Won account with the investor’s financial investment company or in his Korean Won account. Funds in the investor’s Korean Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount is reported to the Financial Supervisory Service by the foreign exchange bank at which the Won account is maintained. Funds in the Korean Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Financial investment companies with a securities dealing, brokerage or collective investment license are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, such financial investment companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Korean Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office, principal place of business or place of effective management in Korea (i.e., a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Taxation of Capital Gains from Transfer of Shares of Common Stock or ADSs

As a general rule, capital gains earned by non-residents upon transfer of shares of our common stock or ADSs are subject to Korean withholding tax at the lower of (1) 11% (including resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the shares or ADSs, 22% (including resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Under the tax law amendments effective for capital gains recognized or to be recognized from disposition of ADSs on or after January 1, 2008, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the financial investment company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation of claiming treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency along with the application for tax exemption. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

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

With respect to transfers of ADSs, a tax ruling issued in 2004 by the Korean tax authority appears to hold that depositary receipts, which the ADSs constitute, are treated as share certificates subject to the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. In 2008, the case was upheld by the Seoul High Court and was further upheld by the Supreme Court. However, having dismissed the tax authorities’ appeal without ruling on the substantive law issue, it is not clear if the Supreme Court’s decision for this case will serve as the Supreme Court’s precedent on this issue. Even if depositary receipts, which the ADSs constitute, are treated as share certificates subject to the securities transaction tax under the Securities Transaction Tax Law, capital gains from a transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges are exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or certain rights including rights to subscribe to each shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

Please consult your own tax advisers concerning the consequences of purchasing, owning, and disposing of ADSs in your particular circumstances, including the possible application of state, local, non-U.S. or other tax laws.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 or 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from cash dividends on the ADSs, so long as you have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.

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

Our primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, as well as foreign currency-denominated future cash flows, mostly denominated in U.S. dollars, Euro and Japanese Yen, and foreign currency-denominated accounts payable for purchases of raw materials and supplies, primarily denominated in Japanese Yen. The fair value of our financial instruments has been determined as the price, as of the applicable measurement date, that we would receive when selling an asset or that we would pay when transferring a liability, in an orderly transaction between market participants. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2008, we had outstanding long-term debt, including current portion, in the amount of (Won)3,513.2 billion (US$2,783.8 million).

We have entered into interest rate swap contracts with regard to interest rates for our existing U.S. dollar-denominated floating rate long-term debt. As of December 31, 2008, US$300 million of our US$901.7 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations. We may enter into similar arrangements in the future to manage our exposure to changes in interest rates. Under our interest rate swap contracts, we recognized a net valuation loss of (Won)11.1 billion as accumulated other comprehensive income in 2008. Details of interest rate swap contracts and cross-currency interest rate swap contracts outstanding as of December 31, 2008 are as follows:

Bank	Contract amount (in millions of US$)		Receiving Interest Rate	Paying Interest Rate	Termination Date	Change in Fair Value at December 31, 2008 (in billions of Won)
SC First Bank	US$	50.0	Variable; 6-month LIBOR	Fixed; 5.375%	May 21, 2009	(Won)	(3.2)
SC First Bank	US$	100.0	Variable; 6-month LIBOR	Fixed; 5.644%	May 24, 2010	(Won)	0.1
Kookmin Bank	US$	100.0	Variable; 3-month LIBOR	Fixed; 4.540% in KRW	Aug 29, 2011	(Won)	(6.0)
Korea Development Bank	US$	50.0	Variable; 3-month LIBOR+0.53	Fixed; 5.350% in KRW	Jan 31, 2012	(Won)	(2.0)

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

As of December 31, 2008, we had US$901.7 million aggregate principal amount of U.S. dollar-denominated long-term loans, €70 million aggregate principal amount of Euro-denominated long-term loan and RMB 70 million aggregate principal amount of RMB-denominated long-term loan. The interest rate on these loans is set based on three-month LIBOR plus 0.35 to 0.66%, six-month LIBOR plus 0.41% to 0.69%, three-month Euribor plus 0.6% or 95% of the rates published by People’s Bank of China. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar-denominated and Euro-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2009		2010		2011		2012		2013		Thereafter		Total		2008
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))	(Won)	468	(Won)	588	(Won)	400		—		—		—	(Won)	1,456	(Won)	1,423
Average interest rate		4.3%		5.0%		5.4%		—		—		—
Variable Rate ((Won))	(Won)	31	(Won)	10	(Won)	4	(Won)	4	(Won)	4	(Won)	5	(Won)	58	(Won)	58
Average interest rate		7.1%		6.5%		4.3%		4.3%		4.3%		4.3%
Variable rate (RMB)		—	(Won)	7	(Won)	7		—		—		—	(Won)	14	(Won)	14
Average interest rate		—		7.4%		7.4%		—		—		—
Variable rate (EUR)		—	(Won)	29	(Won)	38	(Won)	38	(Won)	19		—	(Won)	124	(Won)	124
Average interest rate		—		5.7%		5.7%		5.7%		5.7%		—
Variable rate (US$)	(Won)	54	(Won)	76	(Won)	657	(Won)	314	(Won)	31		—	(Won)	1,132	(Won)	1,132
Average interest rate		3.1%		3.2%		3.0%		2.9%		3.8%		—
Fixed rate (US$)		—		—		—	(Won)	729		—		—	(Won)	729	(Won)	631
Average interest rate		—		—		—		5.2%		—		—

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Euro and the Japanese Yen. As of December 31, 2008, we had U.S. dollar-denominated sales-related accounts receivable of US$1,524.7 million, which represented 95.1% of our total sales-related accounts receivable balance. As of December 31, 2008, we also had Japanese Yen-denominated sales-related accounts receivable of ¥1,427.2 million and Euro-denominated sales-related accounts receivable of €10.7 million, which represented 1.0% and 0.9% of our total sales-related accounts receivable balance, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or capital adjustment.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2008. The number of foreign currency forward contracts that we entered into, and the aggregate contract amount thereof, decreased in 2008, compared to 2007, due primarily to a change in our internal risk management policy. Based on our overall foreign currency exposure as of December 31, 2008, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

We hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts and sales exposure using forward contracts. As of December 31, 2008, US$150 million of our US$901.7 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against foreign exchange rate and interest rate fluctuations. The table below sets out our foreign currency forward contracts and cross currency interest rate swap contracts as of December 31, 2008.

Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	245 million
Average contractual exchange rate	(Won)	1,337.80/US$
Change in fair value	(Won)	20.5 billion

Cross Currency Interest Rate Swap:
Contracts to sell Korea (Won)/buy US$:
Aggregate contract amount	US$	150 million
Average contractual exchange rate	(Won)	955.13/US$
Change in fair value	(Won)	47.9 billion

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for 71.3% of our sales in 2006, 73.7% in 2007 and 76.5% in 2008. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Our sales to LG International and its subsidiaries accounted for 9.0%, 8.3% and 6.2% in 2006, 2007 and 2008, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 65 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer to whom we supply products on an open account basis in accordance with our internal credit guidelines. We assess credit risk through quantitative and qualitative analysis, and based on this analysis, we establish credit limits and determine whether we will seek to use one or more credit support devices, such as obtaining some form of third-party guaranty or stand-by letter of credit, obtaining credit insurance or through factoring of all or part of accounts receivables. Our credit policy does not require credit limits on accounts receivable created on letters of credit. To date we have not experienced any material problems relating to customer payments.

Inflation in Korea, which was 2.2% in 2006, 2.5% in 2007 and 5.6% in 2008, has not had a material impact on our results of operations in recent years.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our former independent auditors, Samil PricewaterhouseCoopers, the member firms of PricewaterhouseCoopers, and their respective affiliates, during the fiscal year ended December 31, 2007 and the fees billed to us by our current independent auditors, KPMG Samjong Accounting Corp., during the fiscal year ended December 31, 2008:

	Year ended December 31,
	2007		2008
	(in millions of Won)
Audit fees	(Won)	2,958	(Won)	1,820
Audit-related fees		35		—
Tax fees		276		16
Other fees		—		361

Total fees	(Won)	3,269	(Won)	2,197

Audit fees in the above table are the fees billed by Samil PricewaterhouseCoopers and KPMG Samjong Accounting Corp., respectively, in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers and KPMG Samjong Accounting Corp., respectively, for the issuance of comfort letters in connection with the issuance of securities, accounting consultations as well as agreed upon procedures related to various transactions involving us and our subsidiaries.

Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers and KPMG Samjong Accounting Corp., respectively, for tax compliance services and other tax advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2008, no fees were approved pursuant to the de minimis exception.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established an Outside Director Nomination and Corporate Governance Committee composed of two outside directors and one non-outside director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We have established a Remuneration Committee composed of two outside directors and one non-outside director.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have established an Audit Committee composed of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three directors, as described above.

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our Outside Director Nomination and Corporate Governance Committee is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted the Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description
1.1	Articles of Incorporation (translation in English)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

4.1*	Joint Venture Agreement by LG Display and Nippon Electric Glass Co., Ltd. (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 11, 2005)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

[Financial Statements]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

In our opinion, the consolidated balance sheet as of December 31, 2007 and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of two years in the period ended December 31, 2007 present fairly, in all material respects, the financial position of LG Display Co., Ltd (formerly, LG.Philips LCD Co., Ltd.) and its subsidiaries (the “Company”) at December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express opinions on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 7, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated balance sheet of LG Display Co., Ltd. and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LG Display Co., Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
June 19, 2009

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2008

(In millions of Korean Won, and thousands of U.S. dollars, except share data)	2007		2008		2008 (note 3)
Assets
Current assets:
Cash and cash equivalents	(Won)	1,196,423	(Won)	1,352,752	$1,071,911
Short-term financial instruments		785,000		2,055,000	1,628,368
Accounts receivable, net (note 4)
Trade, net		1,565,223		1,209,890	958,708
Due from related parties		774,467		804,810	637,726
Others, net		97,098		36,088	28,596
Prepaid expenses		41,435		43,589	34,540
Prepaid value added tax		105,924		176,379	139,761
Deferred income tax assets (note 15)		335,347		85,753	67,950
Inventories (note 6)		823,924		1,136,673	900,692
Investment securities (notes 5 and 20)		63		74	59
Other current assets		29,472		119,836	94,957

Total current assets		5,754,376		7,020,844	5,563,268

Long-term prepaid expenses		181,511		171,219	135,673
Property, plant and equipment, net (notes 9 and 25)		7,591,654		9,296,364	7,366,374
Intangible assets, net (note 10)		52,573		171,019	135,514
Deferred income tax assets (note 15)		160,464		494,263	391,651
Investment securities (notes 5 and 20)		1		126,455	100,202
Equity method investments (note 7)		24,704		79,474	62,975
Other non-current assets		79,417		152,435	120,788

Total assets	(Won)	13,844,700	(Won)	17,512,073	$13,876,445

Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Short-term borrowings (notes 12 and 19)	(Won)	4,660	(Won)	601,068	$476,282
Current installments of long-term debt and debentures (notes 13 and 20)		409,236		553,430	438,534
Trade accounts payable
Trade		714,814		633,405	501,906
Due to related parties		279,887		354,606	280,987
Other accounts payable (note 25)
Others		458,764		1,166,104	924,013
Due to related parties		156,140		877,602	695,406
Accrued expenses		99,288		203,488	161,242
Income taxes payable (note 15)		78,133		294,494	233,355
Other current liabilities		248,377		108,981	86,356

Total current liabilities		2,449,299		4,793,178	3,798,081

Long-term debt, excluding current installments (notes 13, 19 and 20)		3,044,252		2,959,779	2,345,308
Long-term other payables (notes 1 and 20)		31,046		531,757	421,361
Accrued expenses		17,828		16,471	13,052
Accrued severance benefits, net (note 14)		53,496		70,232	55,651
Other non-current liabilities		—		89,856	71,201

Total liabilities		5,595,921		8,461,273	6,704,654

Minority interest		86		—	—

Stockholders’ equity (note 16)
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2007 and 2008		1,789,078		1,789,078	1,417,653
Capital surplus		2,249,638		2,253,445	1,785,614
Accumulated other comprehensive income		15,686		176,949	140,213
Retained earnings		4,194,291		4,831,328	3,828,311

Total stockholders’ equity		8,248,693		9,050,800	7,171,791

Commitments and contingencies (note 19)

Total liabilities, minority interest and stockholders’ equity	(Won)	13,844,700	(Won)	17,512,073	$13,876,445

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2006, 2007 and 2008

(In millions of Korean Won, and thousands of U.S. dollars, except earnings per share)

	2006		2007		2008		2008 (note 3)
Sales (note 22)
Related parties	(Won)	4,061,486	(Won)	5,475,969	(Won)	6,401,173	$5,072,245
Others		6,562,714		8,875,997		9,872,945	7,823,253

		10,624,200		14,351,966		16,274,118	12,895,498

Cost of sales		10,910,268		12,072,257		13,609,094	10,783,752

Gross profit (loss)		(286,068)		2,279,709		2,665,024	2,111,746

Selling, general and administrative expenses		595,781		801,406		895,919	709,919
Antitrust fine (note 19)		—		—		534,800	423,772

Operating income (loss)		(881,849)		1,478,303		1,234,305	978,055

Other income (expense)
Interest income		29,309		58,348		212,651	168,503
Interest expense		(169,598)		(206,670)		(152,197)	(120,600)
Foreign exchange gain (loss), net		52,400		71,046		(242,748)	(192,352)
Rental income		7,811		3,796		3,203	2,538
Legal settlement (note 19)		—		146,606		—	—
Gain (loss) from redemption of debentures, net (note 13)		—		(17,632)		1,140	903
Others, net		27,045		19,472		17,058	13,517

Total other income (expense), net		(53,033)		74,966		(160,893)	(127,491)

Earnings (loss) before income tax expense (benefit)		(934,882)		1,553,269		1,073,412	850,564
Income tax expense (benefit) (note 15)		(242,103)		208,890		168,011	133,130
Minority interest		—		—		2	2

Net income (loss)	(Won)	(692,779)	(Won)	1,344,379	(Won)	905,399	$717,432

Earnings (loss) per share (note 18)
Basic	(Won)	(1,936)	(Won)	3,755	(Won)	2,529	$2.00

Diluted	(Won)	(1,936)	(Won)	3,708	(Won)	2,497	$1.98

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

Years ended December 31, 2006, 2007 and 2008

	Common Stock			Capital Surplus		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
(In millions of Korean Won except number of shares)	Shares	Amount
Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,243,800	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Stock compensation expense					3,147						3,147
Comprehensive income:
Net loss							(692,779)				(692,779)
Cumulative translation adjustment, net of tax									(14,396)		(14,396)
Net unrealized gain in cash flow hedge derivatives, net of tax									3,396		3,396

Total comprehensive income											(703,779)

Balance as of December 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,246,947	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Stock compensation expense					2,691						2,691
Comprehensive income:
Net income							1,344,379				1,344,379
Cumulative translation adjustment, net of tax									46,693		46,693
Net unrealized loss in cash flow hedge derivatives, net of tax									(18,640)		(18,640)

Total comprehensive income											1,372,432

Balance as of December 31, 2007	357,815,700	(Won)	1,789,078	(Won)	2,249,638	(Won)	4,194,291	(Won)	15,686	(Won)	8,248,693

Stock compensation expense					1,474						1,474
Payment of dividend							(268,362)				(268,362)
Beneficial conversion feature related to US dollar-denominated convertible bonds					2,333						2,333
Comprehensive income:
Net income							905,399				905,399
Unrealized gains on investment securities, net of tax									21,899		21,899
Cumulative translation adjustment, net of tax									136,692		136,692
Net unrealized gain in cash flow hedge derivatives, net of tax									2,672		2,672

Total comprehensive income											1,066,662

Balance as of December 31, 2008	357,815,700	(Won)	1,789,078	(Won)	2,253,445	(Won)	4,831,328	(Won)	176,949	(Won)	9,050,800

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of U.S. dollars) (Note 3)	Shares	Amount
Balance as of December 31, 2007	357,815,700	$1,417,653	$1,782,597	$3,323,527	$12,429	$6,536,206
Stock compensation expense			1,168			1,168
Payment of dividend				(212,648)		(212,648)
Beneficial conversion feature related to US dollar-denominated convertible bonds			1,849			1,849
Comprehensive income:
Net income				717,432		717,432
Unrealized gains on investment securities, net of tax					17,353	17,353
Cumulative translation adjustment, net of tax					108,314	108,314
Net unrealized gain in cash flow hedge derivatives, net of tax					2,117	2,117

Total comprehensive income						845,216

Balance as of December 31, 2008	357,815,700	$1,417,653	$1,785,614	$3,828,311	$140,213	$7,171,791

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2007 and 2008

(In millions of Korean Won, and thousands of U.S. dollars)	2006		2007		2008		2008 (note 3)
Cash flows from operating activities:
Net income (loss)	(Won)	(692,779)	(Won)	1,344,379	(Won)	905,399	$717,432
Adjustments for:
Depreciation		2,597,479		2,780,812		2,493,512	1,975,842
Amortization of intangible assets		6,766		15,824		13,184	10,447
Loss (gain) on disposal of property, plant and equipment, net		575		2,656		(311)	(246)
Impairment losses on property, plant and equipment		—		44,398		83	66
Loss (gain) from redemption of debentures, net		—		17,632		(1,140)	(903)
Loss (gain) on foreign currency translation, net		(92,572)		836		411,479	326,053
Amortization of debt issuance cost		4,810		1,717		1,805	1,430
Provision for warranty reserve		46,013		77,852		90,063	71,365
Provision for severance benefits		55,183		62,828		68,992	54,669
Deferred income tax expense (benefit)		(249,420)		122,361		(157,626)	(124,902)
Minority interest		—		—		2	2
Others, net		2,369		101,669		12,878	10,204

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable		409,123		(1,446,420)		177,936	140,995
Decrease (increase) in inventories		(362,013)		227,666		(312,749)	(247,820)
Decrease in prepaid expenses		23,947		18,405		26,870	21,292
Decrease (increase) in prepaid value added tax		38,172		(10,506)		(70,455)	(55,828)
Decrease (increase) in other current assets		(31,053)		10,139		(18,668)	(14,792)
Increase in other non-current assets		(78,893)		(78,049)		(23,647)	(18,738)
Increase in trade accounts payable		256,642		36,778		83,729	66,346
Increase (decrease) in other accounts payable		22,767		(19,853)		195,692	155,065
Increase (decrease) in accrued expenses		(14,101)		43,421		102,689	81,370
Increase (decrease) in other current liabilities		(60,236)		42,607		62,120	49,223
Increase (decrease) in other non-current liabilities		(16,742)		(88,188)		463,631	367,378

Net cash provided by operating activities		1,866,037		3,308,964		4,525,468	3,585,950

Cash flows from investing activities:
Acquisition of short-term financial instruments		—		(785,000)		(3,320,000)	(2,630,745)
Proceeds from disposal of short-term financial instruments		—		—		2,050,000	1,624,406
Acquisition of available-for-sale securities		(53)		(39)		(96,260)	(76,276)
Acquisition of property, plant and equipment
From related parties		(797,486)		(408,244)		(1,238,009)	(980,990)
From others		(2,278,499)		(1,169,075)		(1,510,568)	(1,196,963)
Proceeds from disposal of property, plant and equipment		11,252		5,547		2,975	2,357
Acquisition of intangible assets		(8,251)		(18,651)		(125,413)	(99,376)
Acquisition of equity method investments		—		—		(46,755)	(37,048)
Others, net		5,842		(6,612)		(6,220)	(4,929)

Net cash used in investing activities		(3,067,195)		(2,382,074)		(4,290,250)	(3,399,564)

Cash flows from financing activities:
Proceeds from short-term borrowings		—		—		596,407	472,589
Proceeds from issuance of long-term debts		1,078,160		887,434		23,637	18,730
Repayment of short-term borrowings		(58,307)		(245,335)		—	—
Repayment of long-term debt		(442,848)		(1,364,400)		(503,916)	(399,300)
Proceeds from long-term other payables		—		39,843		14,608	11,575
Payment of debt issuance cost		(400)		—		—	—
Payment of dividend		—		—		(268,362)	(212,648)
Distribution to minority interest holders		—		—		(88)	(70)

Net cash provided by (used in) financing activities		576,605		(682,458)		(137,714)	(109,124)

Effect of exchange rate changes on cash and cash equivalents		(537)		(2,457)		58,825	46,612
Net increase in cash and cash equivalents from change in consolidated subsidiaries		—		86		—	—
Net increase (decrease) in cash and cash equivalents		(625,090)		242,061		156,329	123,874
Cash and cash equivalents, beginning of the year		1,579,452		954,362		1,196,423	948,037

Cash and cash equivalents, end of the year	(Won)	954,362	(Won)	1,196,423	(Won)	1,352,752	$1,071,911

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

1.	Organization and Nature of Business

LG Display Co., Ltd. and its subsidiaries’ principal activities are the manufacture and supply of Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) to Original Equipment Manufacturers (“OEMs”) and multinational corporations.

The accompanying consolidated financial statements include the accounts of LG Display Co., Ltd. (“LGD” or the “Controlling Company”) and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”).

LG Display Co., Ltd. was incorporated in 1985 in the Republic of Korea under the original name of LG Soft, Ltd.

On February 29, 2008, the Controlling Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products.

As of December 31, 2008, the Controlling Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	47,225,000	13.20
Others	174,965,700	48.90

	357,815,700	100.00

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

The Controlling Company’s subsidiaries as of December 31, 2008 are as follows:

Subsidiaries	Country of	Percentage of Ownership (%)
	Incorporation	2006	2007	2008
LG Display America, Inc.	US	100	100	100
LG Display Japan Co., Ltd.	Japan	100	100	100
LG Display Germany GmbH (Formerly, LG.Philips LCD Germany GmbH)	Germany	100	100	100
LG Display Taiwan Co., Ltd.	Taiwan	100	100	100
LG Display Nanjing Co., Ltd. (Formerly, LG.Philips LCD Nanjing Co., Ltd.)	China	100	100	100
LG Display Hong Kong Co., Ltd.	China	100	100	100
LG Display Shanghai Co., Ltd. (Formerly, LG.Philips LCD Shanghai Co., Ltd.)	China	100	100	100
LG Display Poland Sp. zo.o. (Formerly, LG.Philips LCD Poland Sp. zo.o.)	Poland	100	80	80
LG Display Guangzhou Co., Ltd. (Formerly, LG.Philips LCD Guangzhou Co., Ltd.)	China	100	100	84
LG Display Shenzhen Co., Ltd. (Formerly, LG.Philips LCD Shenzhen Co., Ltd.)	China	—	100	100

Global Professional Sourcing Co., Ltd., a subsidiary of LG Display Taiwan Co., Ltd., was liquidated in November 2008. Voluntary liquidation of LG Display Hong Kong Co., Ltd. is planned in 2009.

In December 2007, Toshiba Corporation (“Toshiba”) acquired a 20% interest in LG Display Poland Sp. zo.o. (“LG Display Poland”). In connection with the transaction, Toshiba, LGD and LG Display Poland entered into an agreement whereby LGD or LG Display Poland each has a call option to repurchase Toshiba’s 20% interest in LG Display Poland and Toshiba has a put option to sell its 20% interest in LG Display Poland to LGD or LG Display Poland at a fixed price that equals Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. In accordance with EITF 00-4, “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary”, LG Display Poland is consolidated as a wholly owned subsidiary and Toshiba’s 20% interest in LG Display Poland is accounted for as a financing and recorded as long-term other payables in the amount of (Won)29,624 million and (Won)38,445 million as of December 31, 2007 and 2008, respectively.

In June 2008, Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% interest in LG Display Guangzhou Co., Ltd. (“LG Display Guangzhou”). In connection with the transaction, Skyworth and LGD entered into an agreement whereby LGD has a call option to buy Skyworth’s 16% interest in LG Display Guangzhou and Skyworth has a put option to sell its 16% interest in LG Display Guangzhou to LGD at a fixed price that equals Skyworth’s investment at cost. The call and put options are

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. In accordance with EITF 00-4, LG Display Guangzhou is consolidated as a wholly owned subsidiary and Skyworth’s 16% interest in LG Display Guangzhou is accounted for as a financing and recorded as long-term other payables in the amount of
(Won)14,356 million as of December 31, 2008.

2.	Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of LG Display Co., Ltd. and its majority-owned subsidiaries. When the Company does not have a controlling financial interest in an entity, but has the ability to exercise significant influence over the entity, the affiliated entity is accounting for using the equity method. All significant intercompany transactions and balances with the consolidated subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for uncollectible accounts receivable, warranty obligations, recoverability of long-lived assets, valuation of inventories and deferred tax assets, assessments of tax uncertainties, assessment of pending and threatened litigation and other contingent liabilities, and the determination of fair value of financial instruments. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Foreign Currency Transactions and Translation

The functional currency of the Controlling Company’s subsidiaries in Nanjing and Guangzhou, China is the Chinese Renminbi. The functional currency of the Controlling Company’s subsidiary in Poland is Zloty and that of the remaining foreign subsidiaries is the US dollar. The functional currency of the Controlling Company is the Korean Won. Transactions that are denominated in currencies other than the functional currency of the respective entity are re-measured into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at each balance sheet date. The resulting foreign currency transaction gains and losses are included as foreign exchange gain (loss), a component of other income (expense) in the consolidated statements of operations.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

The Controlling Company’s reporting currency is the Korean Won. Asset and liabilities of foreign operations with a functional currency other than the Korean Won are translated into Korean Won using the exchange rates at each balance sheet date. Revenues and expenses are translated into Korean Won at average rates prevailing during the reporting period. The gains and losses, net of tax, resulting from translation into Korean Won are reported as a separate component of accumulated other comprehensive income (loss) within stockholders’ equity.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term financial instruments which are readily convertible into known amounts of cash and have an original maturity of three months or less.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. From 2008, accounts receivable from certain customers are insured under accounts receivable insurance programs which cover 90 to 95 percent of the insured customers’ accounts receivable balance. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The Company has an accounts receivable securitization program whereby the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. When trade accounts receivable are identified for sale, the receivables are transferred into held-for-sale classification and carried at the lower of cost or fair value on an individual receivable basis. The buyer is responsible for servicing the receivables. The sale of the receivables was accounted for under FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). Under that guidance, receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables. The accounts receivable securitization program was terminated in 2008 (note 4).

In addition, the Controlling Company has agreements with banks and other financial institutions for accounts receivable negotiating facilities under which the Controlling Company sells accounts receivable due from its subsidiaries. The Company accounts for the sale of accounts receivable as short-term borrowings in the consolidated balance sheets (note 12) in accordance with SFAS 140.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Inventories

Inventories are valued at the lower of cost or market value, with cost being determined on a weighted-average cost basis, except for the cost of materials in transit which is determined by the specific identification method.

Short-term Financial Instruments

Short-term financial instruments primarily include certificate of deposits and time deposits placed with financial institutions which have an original maturity greater than three months but less than one year.

Investment Securities

The Company classifies its debt securities in one of three categories: trading, available-for-sale, or held-to-maturity and its equity securities that have readily determinable fair values into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those debt securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. Investment securities at December 31, 2008 consist primarily of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation, which is redeemable at the option of the Company (see note 5) and is classified as an available-for-sale debt security.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “Interest Expense” line item in the consolidated statements of operations. Dividend and interest income are recognized when earned.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives.

Buildings	20 ~ 40 years
Machinery, equipment and vehicles	4 ~ 12 years
Tools, furniture and fixtures	3 ~ 5 years

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest on borrowings during the construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)203,959 million, (Won)239,910 million and (Won)190,275 million for the years ended December 31, 2006, 2007 and 2008, respectively, of which approximately (Won)34,361 million, (Won)33,240 million and (Won)38,078 million, respectively, was capitalized.

Intangible Assets

Intangible assets, comprising intellectual property rights (including patents and technology related to the TFT-LCD production process and the like), privileges for industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

Intellectual property rights	5 ~10 years
Privilege for industrial water facilities	10 years
Purchased software	4 years
Others	10 years

Costs incurred during the application development stage related to the development of software for internal use are capitalized in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, management first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Stock Appreciation Plan

Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for share-based awards exchanged for employee services and requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the awards. The Company determines the fair value of the award using the Black-Scholes option-pricing model.

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

Revenue Recognition

Revenues from the sale of the Company’s products are recognized when : i) persuasive evidence of an arrangement exists, ii) delivery has occurred to the customers, iii) the sales price to the customer is fixed or determinable, and iv) collectibility of relevant receivable is reasonably assured.

The Company generally enters into long-term formal master sales agreements with its significant customers. The Company records reductions to revenue for expected future product returns based on the Company’s historical experience.

Transfer of title and risk of loss on the Company’s product generally occurs on delivery and acceptance at the customers’ premises, at which point revenue is recognized.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)438,867 million,

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

(Won)415,081 million and (Won)501,551 million during the years ended December 31, 2006, 2007 and 2008, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)20,671 million, (Won)19,539 million and (Won)19,503 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative expenses. Shipping and handling costs for the years ended December 31, 2006, 2007 and 2008 amounted to (Won)188,796 million, (Won)194,081 million and (Won)209,665 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 amounted to (Won)24,143 million, (Won)30,433 million and (Won)48,964 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities related to temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. In assessing the likelihood of realization, management considers all currently available evidence for future years, both positive and negative. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations regarding the need for a valuation allowance, are recognized for the amount carried forward. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement 109” (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity’s uncertain income tax positions. The initial adoption of FIN 48 did not have any impact on our consolidated financial statements. The Company recognizes accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities in the balance sheet at their fair value.

At the time management designates a hedging relationship, it defines the method it will use to assess the hedge’s effectiveness in achieving offsetting cash flows attributable to the risk being hedged. Management formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. The Company links all hedges that are designated as cash flow hedges to the specific forecasted transactions. Management also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives designated as hedges are highly effective in offsetting changes cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting with the effect recorded in earnings.

The derivatives designated as cash flow hedges include foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated foreign currency cash flows from forecasted transactions.

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

The derivatives designated for trading comprise cross-currency swap contracts, foreign exchange forward contracts, interest rate swap contracts and currency option contracts. Such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income (expense) as foreign exchange gain (loss) except interest rate swap contracts which are recognized as interest expense.

Deferred Bond Issuance Costs

Costs that are directly related to the issuance of bonds are capitalized and amortized over the term of the debt using the effective interest rate method.

Accrued Warranty Obligations

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the other current liabilities and other non-current liabilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS 157 were applied prospectively upon adoption and did not have a material impact on the Company’s consolidated financial statements. The disclosures required by SFAS 157 are included in Note 20, “Fair Value Measurements”, to the Company’s consolidated financial statements.

FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On January 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP FAS 157-3”), which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements –An amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All significant subsidiaries of the Company are wholly owned, so the adoption of SFAS 160 is not expected to have a material impact on its financial position and results of operations.

In March 2008, the FASB issued Statement No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair values of derivative instruments and their gains and losses,

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity, and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Management is currently in the process of evaluating the impact of adopting this standard on the disclosure about its hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management is currently in the process of evaluating the impact, if any, of adopting this FSP on its financial position and results of operations.

Reclassification

Certain amounts for prior years have been reclassified to conform to 2008 presentations.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

3.	United States Dollar Convenience Translations

The Controlling Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,262.0 : US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2008. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in the United States of America. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

4.	Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean Won)	2007		2008
Trade	(Won)	1,574,241	1,210,924
Due from related parties		774,467	804,810
Others		98,341	36,364

		2,447,049	2,052,098
Allowance for doubtful accounts		(10,261)	(1,310)

	(Won)	2,436,788	2,050,788

The activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 follows:

(in millions of Korean Won)	2006		2007	2008
Allowance for doubtful accounts at beginning of year	(Won)	4,340	3,631	10,261
Additions/Deductions to bad debt expense		(346)	6,638	(8,951)
Write-offs charged against the allowance		(363)	(8)	—

Allowance for doubtful accounts at end of year	(Won)	3,631	10,261	1,310

Effective June 1, 2008, the Controlling Company entered into accounts receivable insurance programs with insurance companies to reduce collection risk of accounts receivable due from certain customers with relatively low credit ratings. The insurance programs cover 90 to 95 percent of the insured customers’ accounts receivable balance.

Trade bills negotiated through banks but has not matured, were recorded as short-term borrowings. Negotiated trade bills amounted to (Won)601,068 million (US $478 million) as of December 31, 2008, but there was no negotiated trade bills as of December 31, 2007.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest in up to US $350 million in eligible accounts receivable of four subsidiaries, including LG Display America, Inc. (“LGDUS”), LG Display Germany GmbH (“LGDDG”), LG Display Taiwan Co., Ltd. (“LGDTW”) and LG Display Japan Co., Ltd. (“LGDJP”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LGDUS and LGDDG were sold without legal recourse to third party conduits through LG Display America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which was wholly owned by LGDUS but was not consolidated for financial reporting purposes. The eligible receivables of LGDTW and LGDJP were sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively. The Company continued servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates. Accordingly, no servicing asset or liability has been recorded. The Program was terminated in March 2008 and accordingly, there were no related transactions and balances in 2008.

The Program qualified for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)364,785 million of which the Company’s subordinated retained interest was (Won)70,643 million. Accordingly, (Won)294,142 million as of December 31, 2006 of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at December 31, 2006. There was no outstanding balance of securitized accounts receivable held by the third party conduits as of December 31, 2007 and 2008. Losses recognized on the sale of accounts receivable totaled approximately (Won)15,509 million, (Won)9,680 million and nil, respectively, in the years ended December 31, 2006, 2007 and 2008. This cost is primarily related to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues and various program and facility fees associated with the Program. This cost is included in the accompanying consolidated statement of income under the caption selling, general and administrative expenses.

In June 2006, the Company has entered into a Banking Agreement—“Discounting of Export Bills without Recourse” with Standard Chartered Bank (“SCB”), Shanghai Branch. This agreement allows the Company to sell without recourse, on a revolving basis up to US$200 million in qualifying eligible accounts of LG Display Shanghai Co., Ltd. (“LGDSH”) to SCB with a renewable annual term. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding balance of sold accounts receivable held by the third party totaled (Won)41,914 million, but there was no outstanding balance of sold accounts receivable as of December 31, 2007 and 2008. Losses recognized on the sale of accounts receivable totaled approximately (Won)542 million, (Won)434 million and nil, respectively, in the years ended December 31, 2006, 2007 and 2008. The Company did not renew this program in October 2007 and accordingly, there were no related transactions and balances in 2008.

In September 2006, the Company has entered into an agreement for purchase and sale of accounts receivable with ChinaTrust Bank and Taishin International Bank. This agreement allows the Company to sell without recourse, on a revolving basis up to US$505 million. This agreement qualifies for sale treatment under SFAS 140. As of December 31, 2006, the outstanding

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

balance of sold accounts receivable held by the third party totaled (Won)112,715 million, but there was no outstanding balance of sold accounts receivable as of December 31, 2007 and 2008. Losses recognized on the sale of accounts receivable totaled approximately (Won)2,423 million, (Won)3,121 million and nil, respectively, in the years ended December 31, 2006, 2007 and 2008. The Company terminated the agreement in July 2008 and accordingly, there were no related transactions and balances in 2008.

5.	Investment Securities

Investment securities, which are all classified as available-for-sale securities, as of December 31, 2007 and 2008 are as follows:

(in millions of Korean Won)	2007		2008
	Carrying amount		Acquisition cost	Carrying amount	Fair value
Debt securities:
HannStar Display Corporation(*)	(Won)	—	96,249	126,455	126,455
Government bonds		63	74	74	74
Equity securities:
Others		1	—	—	—

	(Won)	64	96,323	126,529	126,529

(*)	During 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stock is convertible into common stock of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from the issue date (February 28, 2008) to the maturity (February 28, 2011). The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity. The abovementioned convertible preferred stock have been issued pursuant to a private placement under Taiwanese laws, which restrict the sale of the preferred stock and the stock acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stock.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

6.	Inventories

Inventories comprise the following at December 31:

(in millions of Korean Won)	2007		2008
Finished goods	(Won)	453,034	539,387
Merchandise		—	940
Work-in-process		208,668	358,091
Raw materials		108,048	168,188
Supplies		54,174	70,067

	(Won)	823,924	1,136,673

7.	Equity Method Investments

Investments in affiliated companies accounted for under the equity method consist of the following:

(in millions of Korean Won)

Affiliated Company	Percentage of Ownership (%)	Carrying value
		2007		2008
Paju Electric Glass Co., Ltd.	40.00	(Won)	24,704	25,841
TLI Inc. (*1)	12.90		—	13,116
AVACO Co., Ltd. (*1)	19.90		—	5,831
New Optics Ltd.	36.68		—	11,789
Guangzhou New Vision Technology Research and Development Limited	50.00		—	4,569
Suzhou Raken Technology Ltd. (*2)	51.00		—	18,328

Total		(Won)	24,704	79,474

(*1)	Although the Company’s share interests in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investments in these investees have been accounted for using the equity method. Based on quoted market price at December 31, 2008, the fair value of the investment in TLI Inc. and AVACO Co., Ltd. was (Won)5,720 million and (Won)4,889 million, respectively. Management considers the decline of fair value below the carrying amount as temporary as the decline has resulted primarily from the ongoing disruptions in the capital markets. In addition, based on management’s review of the financial position and prospectus of these investees, management believes that these investees are able to sustain an earnings capacity and that the carrying amount of the investments is realizable.
(*2)	Despite its 51% equity interest, management concluded that the Company does not have control of Suzhou Raken Technology Ltd. because the minority shareholder has substantive participating rights. Accordingly, investment in Suzhou Raken Technology Ltd. was excluded from consolidation and was accounted for as equity method investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

8.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedges

During the years ended December 31, 2006, 2007 and 2008, 475, 279 and 185 foreign currency forward contracts were designated as cash flow hedges, respectively. As of October 1, 2008, the Company discontinued the use of hedge accounting for derivatives related to arrangements entered into after that date, as management stopped designating those derivatives as a hedging instrument. During the year ended December 31, 2008, derivative losses amounting to (Won)1,921 million were recognized in accumulated other comprehensive income, net of tax and since then, derivative losses amounting to (Won)1,517 were charged to statement of operations.

During the years ended December 31, 2006, 2007 and 2008, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)18,911 million, (Won)(1,609) million and (Won)(2,534) million, were recorded in other comprehensive income. The deferred loss of (Won)1,921 million as of December 31, 2008 for derivatives designated as cash flow hedges were reclassified into earnings upon the completion of the related forecasted hedged transactions on January 28, 2009.

Derivatives for trading

For the years ended December 31, 2006, 2007 and 2008, the Company recorded exchange gains of (Won)73,854 million, (Won)27,309 million and (Won)104,564 million and exchange losses of (Won)60,466 million, (Won)55,630 million and (Won)323,829 million, respectively, upon settlement on derivative contracts designated for trading upon.

9.	Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31:

(in millions of Korean Won)	2007		2008
Land	(Won)	342,253	414,609
Buildings		2,615,087	2,829,317
Machinery, equipment and vehicles		14,857,369	15,402,562
Tools, furniture and fixtures		693,750	730,304
Machinery-in-transit		19,422	—
Construction-in-progress		753,249	4,096,727

		19,281,130	23,473,519
Accumulated depreciation		(11,689,476)	(14,177,155)

	(Won)	7,591,654	9,296,364

For the year ended December 31, 2007, the Company recorded an impairment loss of (Won)44,398 million due to the change in the facilities investment plan. The impairment loss was composed of machinery, equipment and vehicles ((Won)16,139 million) and construction-in-progress ((Won)28,259 million). The impairment loss is recognized as selling, general and administrative expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

10.	Intangible Assets

Intangible assets comprised the following at December 31:

(in millions of Korean Won)	2007
	Intellectual property rights		Purchased Software	Privileges for industrial water facilities	Others	Total
Acquisition cost	(Won)	56,579	33,335	12,445	600	102,959
Accumulated amortization		(22,302)	(21,756)	(6,122)	(206)	(50,386)

Intangible assets, net	(Won)	34,277	11,579	6,323	394	52,573
Weighted average amortization periods		10.00	4.00	10.00	10.00

(in millions of Korean Won)	2008
	Intellectual property rights		Purchased Software	Privileges for industrial water facilities	Construction-in- progress (Software) (*)	Others	Total
Acquisition cost	(Won)	83,621	32,704	12,472	107,920	602	237,319
Accumulated amortization		(31,310)	(27,353)	(7,371)	—	(266)	(66,300)

Intangible assets, net	(Won)	52,311	5,351	5,101	107,920	336	171,019
Weighted average amortization periods		9.92	4.00	10.00	N/A	10.00

(*)	As of December 31, 2008, construction-in-progress (software) consists of costs associated with the implementation of the Company’s new Enterprise Resource Planning system.

Amortization expense for the years ended December 31, 2006, 2007 and 2008 amounted to (Won)6,766 million, (Won)15,824 million and (Won)13,184 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean Won)

For the years ended December 31,
2009	(Won)	35,877
2010		34,836
2011		34,732
2012		34,336
2013		6,878

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

11.	Accrued Warranty Obligations

Changes in accrued warranty liability for the years ended December 31, 2006, 2007 and 2008 are as follows:

(in millions of Korean Won)	2006		2007	2008
Accrued warranty at beginning of year	(Won)	24,947	31,261	49,295
Additions		46,013	77,852	90,063
Utilization		(39,699)	(59,818)	(81,253)

Accrued warranty at end of year	(Won)	31,261	49,295	58,105

12.	Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean Won)	2007		2008
Loans from discounting of accounts receivable, principally from banks :
with interest rates of LIBOR + 2.0~3.4%	(Won)	—	601,068
Loans, principally from banks:
with interest rates of TIBOR + 0.39 ~ 0.40%		4,660	—

	(Won)	4,660	601,068

(*)	LIBOR and TIBOR represent London Inter-Bank Offered Rates and Tokyo Inter-Bank Offered Rates, respectively.

13.	Long-Term Debt

Long-term debt comprises the following at December 31:

(in millions of Korean Won)	2007		2008
Won denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 5.88% per annum	(Won)	19,566	—
Due 2009 with interest rate of 6.08% per annum		29,550	9,850
Due 2009 to 2010 with KDB(*) Reference interest rate + 0.77% per annum		60,000	37,500
Due 2009 to 2015 with interest rate of 3-year Korean Treasury Bond -1.25% per annum		18,982	18,982
Unsecured bonds with interest rates ranging from 3.50% to 5.89%:
Due 2009 to 2011, net of unamortized discount		1,772,216	1,447,026

		1,900,314	1,513,358

(*)	KDB represents Korea Development Bank

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

(in millions of Korean Won)	2007		2008
U.S. dollar denominated debt:
Unsecured loans, representing obligations principally to banks:
Due 2009 to 2010 with interest rate of 6M LIBOR+0.50% per annum	(Won)	127,279	109,046
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 6M LIBOR+0.68% per annum		9,383	31,461
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 6M LIBOR+1.20% per annum		11,258	—
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rates from 3M LIBOR+0.99% to 1.35% per annum		28,146	—
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.47% per annum		187,640	251,500
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 6M LIBOR+0.41% per annum		187,640	251,500
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.35% per annum		93,820	125,750
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate of 6M LIBOR+0.69% per annum		46,910	62,875
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.66% per annum		131,348	176,050
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.53% per annum		93,820	125,750
Zero Coupon Convertible Bond due 2012 (put year: 2010)		527,361	728,559

		1,444,605	1,862,491

Euro denominated debt:
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate 3M EURIBOR+0.60% per annum		95,726	124,474

(*) EURIBOR represents Euro Interbank Offered Rate

Chinese Renminbi denominated debt:
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 90% of the Basic Rate published by the People’s Bank of China		12,843	—
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 95% of the Basic Rate published by the People’s Bank of China		—	12,886

		12,843	12,886

Less: Current installments		(409,236)	(553,430)

	(Won)	3,044,252	2,959,779

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

On April 19, 2005, the Company issued U.S. dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds were convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of the principal amount at maturity. The bondholders have a put option to be repaid at 108.39% of the principal amount on October 19, 2007. On September 19, 2007, put option for US$459.6 million was exercised and bonds were paid on October 19, 2007. On the same date, the Company exercised its call option to redeem the remaining outstanding convertible bonds amounting to US$15.4 million. For the year ended December 31, 2007, the Company recorded loss on redemption of debentures of (Won)19,216 million due to the redemption of convertible bonds.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price, subject to adjustment based on certain events. In 2008, the conversion price was changed from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The bonds will mature in five years from the issue date and will be repaid at 116.77% of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75% of their principal amount on April 18, 2010. The number of common shares to be issued if the outstanding convertible bonds are fully converted is 10,530,762 shares as of December 31, 2008. The Company is entitled to exercise a call option after three years from the issue date at the amount of the principal and interests, calculated at 3.125% of the yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds have been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interests from the issue date to the repayment date prior to their maturity.

Principal of the Won denominated unsecured bonds is to be repaid at maturity and interests are paid quarterly. The Company has redeemed Won denominated unsecured bonds with face value amounting to (Won)80,000 million during the year ended December 31, 2008. As a result, the Company recognized a net gain from redemption of debentures amounting to (Won)1,140 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

The aggregate annual maturities of long-term debt outstanding as of December 31, 2008 are as follows:

(in millions of Korean Won)

	Won denominated Loans		US Dollar denominated Loans	Euro denominated Loans	RMB denominated Loans	Zero Coupon Convertible Bonds	Total
For the years ending December 31,
2009		498,913	54,517	—	—	—	553,430
2010		598,437	76,545	28,725	6,443	—	710,150
2011		403,796	657,056	38,299	6,443	—	1,105,594
2012		3,796	314,378	38,300	—	728,559	1,085,033
2013		3,796	31,436	19,150	—	—	54,382
Thereafter		4,620	—	—	—	—	4,620

	(Won)	1,513,358	1,133,932	124,474	12,886	728,559	3,513,209

14.	Accrued Severance Benefits

Accrued severance benefits are as follows as of December 31:

(in millions of Korean Won)	2007		2008
Balance at beginning of year	(Won)	136,792	153,535
Provisions for severance benefits		62,828	68,992
Transferred from affiliated companies		2,117	3,339
Actual severance payments		(48,202)	(23,853)

Balance at end of year		153,535	202,013

Cumulative Deposits to National Pension Fund		(530)	(479)
Balance of the severance insurance deposits		(99,509)	(131,302)

Net balance	(Won)	53,496	70,232

The severance benefits are funded approximately 64.8% and 65.0% as of December 31, 2007 and 2008, respectively, through severance insurance deposits for the payment of severance benefits, and the deposits are deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., WooriAviva Life Insurance Co., Ltd., Korea Life Insurance Co., Ltd., Green Cross Life Insurance Co., Ltd and LIG Insurance Co., Ltd. and these deposits earn interests at average rates ranging from 4.3% to 5.1% for the year ended December 31, 2007 and 4.9% to 5.2% for the year ended December 31, 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean Won)
For the years ended December 31,
2009	(Won)	1,399
2010		2,122
2011		4,135
2012		2,690
2013		3,234
2014		5,001
2015		6,154
2016		5,308
2017		7,344
2018		6,798

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

15.	Income Taxes

Earnings (loss) before income taxes and income tax expense (benefit) are as follows:

(in millions of Korean Won)	2006		2007	2008
Earnings (loss) before income taxes:
Domestic	(Won)	(950,798)	1,538,264	1,421,976
Foreign subsidiaries		15,916	15,005	(348,564)

	(Won)	(934,882)	1,553,269	1,073,412

Current:
Domestic	(Won)	—	80,318	287,748
Foreign subsidiaries		6,482	6,211	37,889

		6,482	86,529	325,637

Deferred:
Domestic	(Won)	(243,890)	131,175	(137,874)
Foreign subsidiaries		(4,695)	(8,814)	(19,752)

		(248,585)	122,361	(157,626)

Income tax expense (benefit)	(Won)	(242,103)	208,890	168,011

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Income taxes refund receivable and income taxes payable at December 31, 2007 and 2008 are as follows:

(in millions of Korean Won)	2007		2008
Income taxes refund receivable:
Domestic	(Won)	—	—
Foreign subsidiaries		2,676	1,988

	(Won)	2,676	1,988

Income taxes payable:
Domestic	(Won)	72,342	265,550
Foreign subsidiaries		5,791	28,944

	(Won)	78,133	294,494

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2008 are as follows:

(in millions of Korean Won)	2007		2008
Current deferred tax assets (liabilities)
Inventories	(Won)	5,978	18,239
Accrued warranty obligation		12,348	12,444
Loss on foreign currency translation (*)		—	71,941
Other current assets		(3,521)	(21,353)
Net unrealized losses on derivatives		5,462	613
Investment tax credit carryforwards		292,134	—
Others		22,946	3,869

Current deferred tax asset, net	(Won)	335,347	85,753

Non-current deferred tax assets (liabilities)
Intangible assets	(Won)	18,725	—
Property, plant and equipment		63,733	69,712
Long-term debt		(12,473)	40,808
Investment securities		—	(6,645)
Cumulative translation adjustment		841	(47,607)
Investment tax credit carryforwards		111,536	421,758
Others		(21,898)	16,237

Non-current deferred tax asset, net	(Won)	160,464	494,263

Net deferred tax asset	(Won)	495,811	580,016

(*)	Beginning in 2008, in accordance with the amended Korean Tax Law, unrealized gains and losses on foreign currency translation are not taxable or deductible for tax purposes until the related assets and liabilities are recovered/settled.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

As of December 31, 2008, the Company has available unused investment tax credits of (Won)421,758 million, which will expire at various dates through 2013. The amounts of investment tax credits which will expire if not used during the years ending December 31, 2009, 2010, 2011, 2012 and 2013 are nil, (Won)123,194 million, (Won)105,656 million, (Won)19,421 million, and (Won)173,487 million, respectively.

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets as of December 31, 2007 and 2008 will be realized. The amount of such deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The beginning-of-the-year balance of valuation allowance was decreased because of a change in circumstances that caused a change in judgment regarding the realizability of the related deferred tax assets in future years. Such amounts were (Won)159,527 million in 2007 and nil in 2008, and is primarily due to changes in the Company’s estimate on future net operating income.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company was entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008. The Company will no longer be eligible for the abovementioned income tax exemption from 2009.

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2006, 2007 and 2008 are as follows:

(in millions, except for per share amount)	2006		2007	2008
Benefit from tax exemption	(Won)	—	23,564	32,565
Weighted-average number of common shares Outstanding		358	358	358

Effect per share (in Korean Won)	(Won)	—	66	91

The statutory income tax rate, including tax surcharges, applicable to the Company was 27.5% in 2006, 2007 and 2008. In accordance with the amendment of Corporate Income Tax Law enacted in 2008, the statutory income tax rate was amended to 24.2% effective for fiscal year 2009 and 22.0% for fiscal years 2010 and thereafter. Accordingly, deferred income taxes as of December 31, 2008 were calculated based on the enacted rates of 24.2% and 22.0%.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Total income tax expense (benefit) for the years ended December 31, 2006, 2007 and 2008 were allocated as follows:

(in millions of Korean Won)	2006	2007	2008
Income tax expense (benefit) from continuing operations	(242,103)	208,890	168,011
Stockholders’ equity, for net unrealized gain on derivatives	1,757	(10,242)	4,765
Stockholders’ equity, for cumulative translation adjustment	426	2,173	60,350
Stockholders’ equity, for available-for-sale securities	—	—	8,306

Total income tax expense (benefit)	(239,920)	200,821	241,432

Taxes are calculated for each individual entity of the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the Controlling Company. Actual income tax expense (benefit) differs from the theoretical amount that would arise at the Korean statutory tax rate for the years ended December 31, 2006, 2007 and 2008 as follows:

(in millions of Korean Won)	2006		2007	2008
Income tax expense (benefit) at Korean statutory tax rate	(Won)	(257,093)	427,149	295,188
Income tax exemption		—	(23,564)	(32,565)
Tax credits		(143,511)	(32,817)	(245,902)
Change in the beginning-of-year balance of the valuation allowance due to a change in judgement about the realizability of deterred tax assets		159,527	(159,527)	—
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates		—	—	11,645
Foreign tax differential		3,213	(8,795)	(37,127)
Nondeductible antitrust fine		—	—	181,832
Other nondeductible items		(1,388)	2,790	1,919
Others		(2,851)	3,654	(6,979)

Actual income tax expense (benefit)	(Won)	(242,103)	208,890	168,011

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

As of January 1, 2007 and 2008, and for the years ended December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

A summary of open tax years by major tax jurisdictions is presented below:

Korea	2006-2008
China	2002-2008
Japan	2007-2008
Germany	2006-2008
Poland	2005-2008
United States	2005-2008

16.	Stockholders’ Equity

Common Stock

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares of the Controlling Company offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. The purchase of 345,600 shares by employees with loans from the Company is accounted for as a restricted stock award which vests over four years.

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean Won)	2007		2008
Appropriated retained earnings:
Legal reserve	(Won)	60,086	86,922
Unappropriated retained earnings		4,134,205	4,744,406

	(Won)	4,194,291	4,831,328

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve at an amount equal to a minimum of 10% of its cash dividends until such reserve equals 50% of its capital stock. The reserve is not available for dividends but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

17.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 units of stock appreciations rights (“SARs”) to certain management employees. Under the terms of this plan, upon exercise the grantee will receive cash for each SAR exercised an amount that equals the excess of the market price of the Company’s common stock over the strike price ((Won)44,050). The vesting period is two years starting from the grant date, and exercisable period is April 8, 2008 through April 7, 2012.

In accordance with SFAS 123(R), share-based awards that require the Company to settle the award by cash or other assets rather than issuing equity instruments are classified as liabilities, which are initially measured at grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The changes in the fair value measurements are recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of the reporting date.

The following table shows total share-based compensation expense included in the consolidated statement of operations:

(in millions of Korean Won)	2006		2007	2008
Cost of sales	(Won)	158	1,038	—
Selling, general and administrative expenses		435	4,670	(5,594)

There were no capitalized share-based compensation costs at December 31, 2007 and 2008.

The following tables summarize the activities under the SARs for the years ended December 31, 2006, 2007 and 2008:

(in Korean Won)	Weighted-average exercise price		Number of SAR	Weighted average remaining contractual life (in years)
Balance at December 31, 2005	(Won)	44,050	410,000	—
Granted		—	—
Exercised		—	—
Canceled		—	(150,000)

Balance at December 31, 2006	(Won)	44,050	260,000	5.3

Granted		—	—
Exercised		—	—
Canceled		—	(40,000)

Balance at December 31, 2007	(Won)	44,050	220,000	4.3

Granted		—	—
Exercised		—	—
Canceled		—	(110,000)

Balance at December 31, 2008	(Won)	44,050	110,000	3.3

Exercisable at December 31, 2008	(Won)	44,050	110,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

If the increase rate of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted SARs are exercisable. The actual increase rate of the Company’s share price for the three-year period ended April 7, 2008, was less than that of the KOSPI. As a result, as of December 31, 2008, only 110,000 SARs are exercisable.

In connection with the adoption of SFAS 123(R), the Company assessed its valuation technique and related assumptions. The Company estimates the fair value of SAR awards using the Black-Scholes option-pricing model as well as the likelihood of the occurrence of market condition, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected management members who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS 123(R).

The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2008
Volatility	47.21%	53.20%
Risk-free interest rate (Korean government bond)	5.78%	3.26%
Dividend yield	0%	0%
Expected term	5 years	1.3 years

Volatility is measured using historical weekly price changes of the Company’s stock over the respective term of the SARs.

The number of years that the Company estimates the SARs will be outstanding prior to settlement as of December 31, 2008, is 1.3 years.

18.	Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.

Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings (loss) per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Earnings (loss) per share for the years ended December 31, 2006, 2007 and 2008 are calculated as follows:

(in millions of Korean Won, except for per share data)

	2006		2007	2008
Basic earnings (loss) per share:
Net income (loss)	(Won)	(692,779)	1,344,379	905,399
Weighted-average number of common shares outstanding		358	358	358

Basic earnings (loss) per share	(Won)	(1,936)	3,755	2,529

(in millions of Korean Won, except for per share data)

	2007		2008
Diluted earnings per share:
Net income (1)	(Won)	1,353,369	921,434
Weighted-average number of common shares outstanding and common shares equivalent (2)		365	369

Diluted earnings per share (*)	(Won)	3,708	2,497

(*)	In 2006, the diluted loss per share was the same as the basic loss per share.
(1)	Adjustments to net income:

(in millions of Korean Won)

	2007		2008
Net income	(Won)	1,344,379	905,399
Interest expense of convertible bonds, net of tax		8,990	16,035

Adjusted income	(Won)	1,353,369	921,434

(2)	Weighted-average number of common shares outstanding:

(in shares)

	2007		2008
Weighted-average number of common shares	(Won)	358	358
Effect of conversion of convertible bonds		7	11

Weighted average number of common shares and common shares equivalent	(Won)	365	369

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

19.	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of December 31, 2008, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and there is no overdraft balance.

Factoring and securitization of accounts receivable

As of December 31, 2008, the Controlling Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate amount of US$1,616.5 million. As of December 31, 2008, accounts and notes receivable amounting to US$478 million were sold that are current and outstanding, and was recorded as short-term borrowings.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank, on a revolving basis, of up to US$600 million. The Controlling Company joined this program in April 2007. As of December 31, 2007 and 2008, there was no outstanding balance of securitized accounts receivable held by third party conduits. Loss recognized on the sale of accounts receivable was (Won)2,458 million, (Won)6,053 million and nil in the years ended December 31, 2006, 2007 and 2008.

Letters of credit

As of December 31, 2008, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and US$35.5 million.

Payment guarantees

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to US$8.5 million relating to value added tax payments in Poland. As of December 31, 2008, the Controlling Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to US$30 million, EUR3.6 million, and JPY5,200 million with Mizuho Bank, Ltd. and other various banks. LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and US$4 million, respectively, relating to their local tax payments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

License agreements

As of December 31, 2008, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation.

(b)	Contingencies

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. However, except for the ongoing proceedings described below, the Company is not currently involved in any material litigation or other proceedings the outcome of which the Company believes might, individually or taken as a whole, have a material adverse effect on its results of operations or financial condition.

Intellectual Property

On November 26, 2007, the Controlling Company and Chunghwa Picture Tubes signed a settlement agreement regarding the dismissal of all pending claims and patent agreement, allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes will pay a settlement payment to the Controlling Company in compensation. The settlement involves multiple elements. Since there was no fair value for all of the elements, the Company did not account for each element separately. The settlement payment is included in legal settlement within other income (expense).

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. and Chi Mei Optoelectronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin on March 8, 2007, and in the United States District Court for the Eastern District of Texas on May 4, 2007, respectively; however, both cases were successfully transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. The Company’s management believes it has valid claims against each counterpart with respect to the disputes in suit.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Controlling Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. In March 2007, the Controlling Company was granted the intervention in the patent infringement case brought by Positive Technologies, Inc. On November 7, 2008, the Controlling Company settled with Positive Technologies, Inc., and the case was dismissed on December 12, 2008 and settlement amount was included in other expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Company believes its products do not infringe any patents in suit, and intends to defend vigorously in this matter.

On December 15, 2008, O2Micro International Ltd. and O2Micro, Inc. have requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigation alleging that the Company, LG Display America, Inc. and others have infringed their patents relating to inverter circuits.

Although there can be no assurance as to the outcome, the Company’s management does not expect that the outcome in the above legal proceedings and claims, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Antitrust

In December 2006, the Company received notice that it was under investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the Antitrust Division of the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities concerning allegations of price fixing by manufacturers in the TFT-LCD industry. The Company later received notice that it was under similar investigations by the Canadian Competition Bureau and the Taiwan Fair Trade Commission. In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice under which the Controlling Company and its subsidiary, LG Display America, Inc., would plead guilty to a criminal Sherman Act violation and pay a single total fine of US$400 million. In December 2008, the United States District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment that sentenced the Controlling Company and LG Display America, Inc. to pay the US$400 million according to the following schedule: US$20 million, and interest thereon, by June 15, 2009, and US$76 million, and interest thereon, by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013, respectively. The agreement resolves all federal criminal charges against the Company in the United States in connection with this matter, provided the Company continues to cooperate with the ongoing investigation. The Company is cooperating with the ongoing investigations by the U.S. Department of Justice and other regulatory bodies.

Subsequent to the commencement of the U.S. Department of Justice investigation, a number of purported class action lawsuits were filed against the Company and other TFT-LCD panel manufacturers in various U.S. federal district courts, alleging violation of U.S. antitrust laws and other related laws. In a series of decisions in 2007 and 2008, all of such cases were transferred to the Northern District of California for pretrial proceedings. An additional claim by a customer’s assignee has also been filed in the Northern District of California. Purported class action complaints have also been filed against the Company in various Canadian courts, alleging violation of Canadian antitrust laws. The Company intends to defend these suits vigorously.

In addition, purported class action lawsuits have been brought against the Company, and certain of its officers and directors, in the United States District Court for the Southern District of New York in 2007, alleging, among other things, that the Company

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934, or the Exchange Act, in connection with possible anti-competitive activities in the TFT-LCD industry. The Company intends to defend these suits vigorously.

Management believes the amount of the possible loss or range of loss associated with each of the above proceedings (with the exception of the U.S. federal criminal proceeding in which a fine has already been imposed), including private claims for damages, is currently not estimable, due to the considerable uncertainty associated with these proceedings, so no provisions have been taken in this regard. Given the uncertain nature of these regulatory proceedings and civil damages suits, the ultimate resolutions of these matters may have a material adverse effect on the Company’s results of operations, financial position and cash flows.

20.	Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Investments in debt and equity securities that are classified as available-for-sale, and derivatives financial instruments on a recurring basis.

Effective January 1, 2008, SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115”, permits the Company to elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. As of December 31, 2008, management did not elect to adopt the fair value option.

SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Additionally, SFAS No. 157 amended SFAS No. 107, “Disclosure about Fair Value of Financial Instruments” (“SFAS No. 107”). The disclosures required under SFAS No. 157 and SFAS No. 107 have been included in this note. The Company has deferred the application of SFAS No. 157 for its nonfinancial assets and liabilities which are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under SFAS No. 157, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (SFAS No. 107 disclosures).

Cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and short-term borrowings

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in debt and equity securities

Investments in debt and equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Derivative financial instruments

Management determines the fair value of the Company’s derivative financial instruments using internally developed models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot rate for currencies, and, accordingly, classifies the fair value measurement of derivatives as Level 2. Examples of such Level 2 fair value measurements include the valuation of interest rate swaps, cross-currency swaps and foreign currency forward contracts.

Long-term debt and payables

Long-term debt is carried at amortized cost. However, the Company is required to disclose the fair value of long-term debt and payables under SFAS No. 107. Generally, the discounted cash flow method is used to estimate the fair value of the Company’s long-term debt and payables. Contractual cash flows are discounted using rates currently traded for the bonds with similar remaining maturities or adjusted discount rates using interest rates of the Company for respective currency with different maturities.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

(in millions of Korean Won)	Total		Level 1	Level 2	Level 3
Investments in debt and equity securities classified as available for sale	(Won)	126,529	—	74	126,455
Derivative assets		64,223	—	64,223	—
Derivative liabilities		18,644	—	18,644	—

Changes in Level 3 instruments for the year ended December 31, 2008

The table below summarizes the activity for assets and liabilities measured at fair value on a recurring basis using significant Level 3 inputs as defined by SFAS 157 for the year ended December 31, 2008.

(in millions of Korean Won)

	January 1, 2008		Net realized/unrealized gains included in		Purchases, Sales, Issuances and Settlements	Transfers in and/or out of Level 3	December 31, 2008
			Income	Other comprehensive income
Assets
Investments in debt and equity securities classified as available-for-sale	(Won)	—	—	30,206	96,249	—	126,455

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Fair Value of Financial Instruments

The table below is a summary of fair value estimates as of December 31, 2007 and 2008, for financial instruments, as defined by SFAS No. 107, excluding short-term financial assets and liabilities and financial instruments recorded at fair value on a recurring basis, for which carrying amounts approximate fair value. The carrying amounts in the following table are recorded in the consolidated balance sheet under the indicated captions.

(in millions of Korean Won)	2007			2008
	Carrying amount		Estimated fair value	Carrying amount	Estimated fair value
Long-term debt including the current portion	(Won)	3,453,488	3,234,667	3,513,209	3,382,295
Long-term other payables	(Won)	31,046	31,046	531,757	536,435

21.	Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, stockholder companies and other companies within LG Group and Philips Group. LG Corp., the major stockholder of LG Electronics, is the holding company of LG Group. Other related parties of the Company within LG Group include LG International Corp., LG Chem, Ltd., LG Micron Ltd. and LG CNS Co., Ltd.

Sales to LG Electronics

The Company sells TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers.

Sales to LG Electronics including its subsidiaries on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)1,729,344 million, (Won)2,516,874 million and (Won)3,448,166 million in 2006, 2007 and 2008, respectively. The balance of receivables from LG Electronics and its subsidiaries amounted to (Won)400,348 million and (Won)442,943 million as of December 31, 2007 and 2008, respectively.

Sales to LG International

The Company sells its products to certain subsidiaries of LG International, the Controlling Company’s affiliated trading company, in regions where the Company does not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries on an aggregate basis amounted to (Won)960,426 million, (Won)1,189,842 million and (Won)1,009,615 million in 2006, 2007 and 2008, respectively. The balance of receivables from LG International and its subsidiaries amounted to (Won)63,567 million and (Won)147,467 million as of December 31, 2007 and 2008, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Sales to Other Related Parties

The Company’s total sales to its related parties excluding LG Electronics, LG International and their subsidiaries amounted to (Won)1,371,716 million, (Won)1,769,253 million and (Won)1,943,392 million for the years ended 2006, 2007 and 2008. These amounts include sales to Philips Electronics and its affiliates on an invoiced basis which amounted to (Won)1,331,407 million, (Won)1,704,297 million and (Won)1,636,796 million for the years ended 2006, 2007 and 2008. The balance of receivables from related parties excluding LG Electronics, LG International and their subsidiaries amounted to (Won)310,552 million and (Won)214,400 million as of December 31, 2007 and 2008, respectively. These amounts include receivables from Philips Electronics and its affiliates which amounted to (Won)257,136 million and (Won)139,268 million as of December 31, 2007 and 2008, respectively.

Purchases from LG International

The Company procures a portion of its production materials, supplies and services, from LG International and its subsidiaries in Japan, Europe and the United States. The Company uses these subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts.

The Company’s purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to (Won)1,006,078 million, (Won)429,394 million and (Won)1,643,446 million for the years ended 2006, 2007 and 2008, respectively. The balance of payables to LG International and its subsidiaries amounted to (Won)58,752 million and (Won)559,802 million as of December 31, 2007 and 2008, respectively.

Other Purchases

Under a master purchase agreement, the Company procures, on an “as-needed” basis, raw materials, components and other materials necessary for the Company’s production process from LG Electronics and its affiliated companies, including LG Chem and LG Micron Ltd. The Company’s purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)708,770 million, (Won)862,868 million and (Won)1,146,514 million for the years ended 2006, 2007 and 2008, respectively. The Company’s purchases of photo masks from LG Micron Ltd. amounted to (Won)113,268 million, (Won)105,553 million and (Won)138,350 million for the years ended 2006, 2007 and 2008, respectively.

The Company’s total purchases, including purchases of materials, supplies and services, from its related parties including LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,625,608 million, (Won)1,972,244 million and (Won)3,561,122 million for the years ended 2006, 2007 and 2008. These amounts include purchase from Philips Electronics which amounted to (Won)74,550 million, (Won)13,784 million and (Won)9,212 million for the years ended 2006, 2007 and 2008. The balance of payables to related parties excluding LG International and its subsidiaries amounted to (Won)377,275 million and (Won)672,406 million as of December 31, 2007 and 2008, respectively. These amounts include the balance of payables to Philips Electronics which amounted to (Won)4,927 million and nil as of December 31, 2007 and 2008, respectively.

In addition, the Company benefits from certain licenses extended to the Company from license or cross-license agreements between LG Electronics and third parties.

Under the terms of the joint venture agreement, LG Electronics had assigned most of its patents relating to the development, manufacture and sale of TFT-LCD products to the Company and the Company had agreed to maintain joint ownership of those patents that were not assigned to the Company. Pursuant to a grantback agreement entered into with LG Electronics in July 2004, in the event of any intellectual property dispute between LG Electronics and a third party relating to those patents jointly owned by LG Electronics and the Company, the Company intends to allow LG Electronics to assert ownership in those patents for all non TFT-LCD applications and to license or grant other rights in such patents for use by the licensee in non-TFT-LCD applications in order to settle such disputes.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

Trademark Agreement with LG Corp.

The Controlling Company entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, the Controlling Company began making monthly payments to LG Corp. in the aggregate amount per year of 0.1% of sales, net of advertising expenses, in 2005. This trademark license agreement expired on December 31, 2007, and although the agreement allowed for an automatic renewal, the Controlling Company signed a new trademark license agreement with LG Corp. in February 2008. Under the new agreement, from January 1, 2008 to June 30, 2008 and from July 1, 2008 to December 31, 2010, the Company is required to make monthly payments to LG Corp. in the aggregate amount per year of 0.1% and 0.2% of sales, respectively, net of advertising expenses.

22.	Segment Information

The Company’s Chief Operating Decision Maker is the Board of Directors, which comprises key personnel in top management (including Chief Executive Officer and Chief Financial Officer). The Board of Directors reviews consolidated results of revenue by product when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it has one reportable operating segment, the manufacture and sale of TFT-LCDs and other flat panel displays. The following is a summary of operations by region based on the location of the customer, where the Company’s products are shipped to, for the years ended December 31, 2006, 2007 and 2008.

By Geography
(in millions of Korean Won)	2006		2007	2008
Revenue from external customers:
Republic of Korea	(Won)	805,164	985,287	1,065,794
China		5,173,241	7,612,580	8,618,184
Asia (excluding China)		1,361,235	1,357,528	1,536,143
America		1,033,726	1,489,685	2,087,789
Europe		1,753,717	2,604,256	2,655,329
Others		497,117	302,630	310,879

Total	(Won)	10,624,200	14,351,966	16,274,118

Property, plant, and equipment:
Republic of Korea	(Won)	8,898,774	6,871,847	8,460,732
Asia		363,106	397,704	531,291
Europe		219,205	318,952	301,392
Others		4,063	3,151	2,949

Total	(Won)	9,485,148	7,591,654	9,296,364

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

During the years ended December 31, 2006, 2007 and 2008, the Company’s revenue on an end-brand customer basis, from its three largest customers, LG Electronics, Philips Electronics and Dell in 2006 and 2007, LG Electronics, Philips Electronics and Hewlett-Packard in 2008, accounted for 42.0%, 41.8% and 43.2% of total revenue, respectively. Sales to LG Electronics constituted 15.9%, 19.2% and 21.4% of total revenue, for the years ended December 31, 2006, 2007 and 2008, respectively. Sales to Philips Electronics constituted 13.8%, 13.3% and 12.0% of total revenue, for the years ended December 31, 2006, 2007 and 2008, respectively.

The following is a summary of revenue by product for the years ended December 31, 2006, 2007 and 2008.

By Product
(in millions of Korean Won)	2006		2007	2008
Panels for:
Notebook computers	(Won)	2,166,932	3,084,705	3,700,753
Desktop monitors		2,906,940	3,708,891	3,934,583
TFT-LCD televisions		4,938,896	6,841,453	8,019,901
Others		611,432	716,917	618,881

Total	(Won)	10,624,200	14,351,966	16,274,118

23.	Significant Concentrations and Risks

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

As of December 31, 2008, approximately 68% of the Company’s total employees, including those of the subsidiaries, were union members, and production employees accounted for substantially all of these members. The Company has a collective bargaining arrangement with its labor union, which is negotiated once a year. If the Company’s relationship with its employees deteriorates and there is labor unrest resulting in a work stoppage or strike, the Company’s production facilities will not be able to continue operations and this will have a material adverse effect on the Company’s financial condition and results of operations.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

24.	Accumulated Other Comprehensive Income

Accumulated balances for each classification of other comprehensive income as of December 31, 2007 and 2008 are as follows:

(in millions of Korean Won)	Cumulative translation adjustment		Unrealized gains on investment securities	Unrealized gains (losses) on cash flow hedge derivatives	Total
Balance at January 1, 2007	(Won)	(26,498)	—	14,131	(12,367)

Foreign currency translation adjustment		46,693	—	—	46,693
Unrealized losses during period		—	—	(4,509)	(4,509)
Reclassification adjustments for gains included in net income		—	—	(14,131)	(14,131)

Balance at December 31, 2007		20,195	—	(4,509)	15,686
Foreign currency translation adjustment		136,692	—	—	136,692
Unrealized holding gains during period		—	21,899	—	21,899
Unrealized losses during period		—	—	(1,837)	(1,837)
Reclassification adjustments for losses included in net income		—	—	4,509	4,509

Balance at December 31, 2008	(Won)	156,887	21,899	(1,837)	176,949

25.	Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2006, 2007 and 2008 is as follows:

(in millions of Korean Won)	2006		2007	2008
Cash paid during the year for:
Interest	(Won)	203,782	231,017	163,700
Income taxes		22,473	20,915	49,738
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment		223,913	(616,371)	1,251,752

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2007 and 2008

26.	Subsequent Events

LG Display Singapore Pte. Ltd. was incorporated in Singapore on January 12, 2009, to sell TFT-LCD products. Its capital stock amounted to SGD1.4 million ((Won)1,250 million) and is wholly owned by the Controlling Company.

On March 16, 2009, Philips sold its remaining stake in the Controlling Company to investors in a capital market transaction. This transaction represents 13.2% of the Controlling Company’s issued share capital, or 47.2 million of common stock, and reduces Philips’s stake to zero.

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

Date: June 23, 2009