Form 20-F
period 2009-12-31
LG Display Co., Ltd.
filed 2010-06-09
CIK 1290109

As filed with the Securities and Exchange Commission on June 9, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Suk Heo

West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu

Seoul, Republic of Korea 150-721

Telephone No.: +82-2-3777-0978

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

(ii)

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “we,” “us,” “our” and “LG Display” refer to LG Display Co., Ltd. and, unless otherwise indicated or required by context, our consolidated subsidiaries. Notwithstanding the foregoing, in the context of any legal proceedings, “LG Display” refers to LG Display Co., Ltd. and does not include any of its subsidiaries, or any other entities or persons.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

All references to “Korean Won,” “Won” or “(Won)” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “HK$” are to the currency of the Hong Kong Special Administrative Region of the People’s Republic of China, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, and all references to “SG$” are to the currency of Singapore.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2009, which was (Won)1,163.65 = US$1.00.

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

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

You should read the selected consolidated financial data below in conjunction with our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009, and the related notes included in this annual report. These audited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States. The selected consolidated financial data for the five years ended December 31, 2009 have been derived from our audited consolidated financial statements.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated statement of operations data

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009 (9)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Sales	(Won)	10,076	(Won)	10,624	(Won)	14,352	(Won)	16,274	(Won)	20,038	US$	17,220
Cost of sales		9,070		10,910		12,072		13,609		17,825		15,318
Gross profit (loss)		1,006		(286)		2,280		2,665		2,213		1,902
Selling, general and administrative expenses		528		596		802		896		1,192		1,025
Antitrust expense (1)		—		—		—		535		326		280
Operating income (loss)		478		(882)		1,478		1,234		695		597
Foreign currency exchange gain (loss), net		(24)		52		71		(243)		271		233
Total other income (expense), net		(73)		(53)		75		(161)		320		275
Earnings (loss) before income tax expense (benefit)		405		(935)		1,553		1,073		1,015		872
Income tax expense (benefit)		(137)		(242)		209		168		(96)		(82)
Net income (loss)		542		(693)		1,344		905		1,111		954
Earnings (loss) per share		1,596		(1,936)		3,755		2,529		3,102		2.67
Diluted earnings (loss) per share		1,596		(1,936)		3,708		2,497		3,070		2.64
Dividends declared per share		—		—		750		500		500		0.43
Weighted average shares outstanding - basic (in millions)		339		358		358		358		358		358
Weighted average shares outstanding – diluted (in millions)		339		358		365		369		369		369

Consolidated balance sheet data

	As of December 31,
	2005		2006		2007		2008		2009		2009 (9)
	(in billions of Won)										(in millions of US$)
Cash and short-term financial instruments	(Won)	1,579	(Won)	954	(Won)	1,981	(Won)	3,408	(Won)	3,318	US$	2,851
Accounts receivable, net		1,333		971		2,437		2,051		3,030		2,604
Inventories		690		1,052		824		1,137		1,668		1,433
Total current assets		3,847		3,154		5,754		7,021		8,451		7,263
Property, plant and equipment, net		9,234		9,485		7,592		9,296		9,667		8,307
Total assets	(Won)	13,617	(Won)	13,496	(Won)	13,845	(Won)	17,512	(Won)	19,720	US$	16,946
Short-term borrowings		309		250		5		601		771		662
Trade accounts payable		694		949		995		988		2,031		1,746
Other accounts payable(2)		1,475		1,249		615		2,044		1,597		1,372
Total current liabilities		3,145		3,247		2,449		4,793		6,530		5,612
Long-term debt, including current installments		3,293		3,856		3,453		3,513		3,307		2,842
Total liabilities	(Won)	6,043	(Won)	6,622	(Won)	5,596	(Won)	8,461	(Won)	9,766	US$	8,392
Capital stock	(Won)	1,789	(Won)	1,789	(Won)	1,789	(Won)	1,789	(Won)	1,789	US$	1,537
Total stockholders’ equity	(Won)	7,574	(Won)	6,874	(Won)	8,249	(Won)	9,051	(Won)	9,954	US$	8,554

Other Financial Data

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009 (9)
	(in billions of Won, except for percentages)										(in millions of US$, except for percentages)
Gross margin (3)		10.0%		(2.7)%		15.9%		16.4%		11.0%		11.0%
Operating margin (4)		4.7%		(8.3)%		10.3%		7.6%		3.5%		3.6%
Net margin (5)		5.4%		(6.5)%		9.4%		5.6%		5.5%		5.6%
EBITDA (6)	(Won)	2,223	(Won)	1,814	(Won)	4,500	(Won)	3,521	(Won)	3,840	US$	3,299
Capital expenditures		4,166		3,076		1,577		2,749		3,779		3,247
Depreciation and amortization (7)		1,761		2,609		2,798		2,509		2,829		2,431
Net cash provided by operating activities (8)		2,109		1,866		3,309		4,525		4,151		3,568
Net cash used in investing activities		(4,198)		(3,067)		(2,382)		(4,290)		(4,550)		(3,910)
Net cash provided by (used in) financing activities		2,308		577		(682)		(138)		(117)		(101)

(1)	Antitrust expense represents, with respect to 2009, accrued liabilities with respect to certain loss contingences relating to antitrust proceedings as well as settlement payments in connection with antitrust related claims, and with respect to 2008, a fine to the U.S. Department of Justice, a further discussion of which is included under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
(2)	Other accounts payable primarily consist of accounts payable relating to the purchase of non-current assets.
(3)	Gross margin represents gross profit (loss) divided by sales.
(4)	Operating margin represents operating income (loss) divided by sales.
(5)	Net margin represents net income (loss) divided by sales.
(6)	EBITDA is defined as net income (loss) plus: interest expense (income); income tax expense (benefit); depreciation; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income (loss) to EBITDA is as follows:

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009 (9)
	(in billions of Won)										(in millions of US$)
Net income (loss)	(Won)	542	(Won)	(693)	(Won)	1,344	(Won)	905	(Won)	1,111	US$	954
Interest expense		108		169		207		152		125		107
Interest income		(51)		(29)		(58)		(213)		(129)		(111)
Income tax expense (benefit)		(137)		(242)		209		168		(96)		(82)
Depreciation		1,748		2,597		2,781		2,494		2,784		2,392
Amortization of intangible assets		7		7		16		13		43		37
Amortization of debt issuance cost		6		5		1		2		2		2

EBITDA	(Won)	2,223	(Won)	1,814	(Won)	4,500	(Won)	3,521	(Won)	3,840	US$	3,299

(7)	Depreciation and amortization includes depreciation, amortization of intangible assets and amortization of debt issuance cost.
(8)	Effect of exchange rate change on cash and cash equivalents has been excluded from net cash provided by operating activities.
(9)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Operating Data:
Number of panels sold by product category: (1)
Televisions	18,616	20,216	35,316
Notebook computers	32,106	41,969	50,632
Desktop monitors	27,827	31,558	43,384
Other applications (2)	130,241	151,357	161,804

Total	208,790	245,100	291,136

	Year Ended December 31,
	2007		2008		2009		2009 (4)
	(in billions of Won)						(in millions of US$)
Revenue by category:
Televisions	(Won)	6,841	(Won)	8,020	(Won)	10,965	US$	9,423
Notebook computers		3,085		3,701		3,568		3,066
Desktop monitors		3,709		3,934		4,640		3,988
Other applications (2) (3)		717		619		865		743

Total	(Won)	14,352	(Won)	16,274	(Won)	20,038	US$	17,220

(1)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.
(2)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.
(3)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which amounted to (Won)(194.5) billion, or (1.2)% of total revenue, for the year ended December 31, 2008. Such adjustments were minimal for the years ended December 31, 2007 and December 31, 2009.
(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2009, which was (Won)1,163.65 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On June 4, 2010, the noon buying rate was (Won)1,201.5 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2005	(Won)	1,010.0	(Won)	1,023.7	(Won)	1,059.8	(Won)	997.0
2006		930.0		950.1		1,002.9		913.7
2007		935.8		928.0		950.2		903.2
2008		1,262.0		1,105.8		1,507.9		935.2
2009		1,163.7		1,270.0		1,570.1		1,149.0
December		1,163.7		1,163.3		1,182.0		1,149.0
2010 (through June 4)		1,201.5		1,158.8		1,253.2		1,104.0
January		1,158.7		1,138.2		1,163.1		1,120.0
February		1,159.0		1,155.7		1,170.0		1,144.0
March		1,131.2		1,136.1		1,153.0		1,128.0
April		1,108.0		1,115.5		1,126.3		1,104.0
May		1,194.5		1,164.8		1,253.2		1,115.0
June (through June 4)		1,201.5		1,208.1		1,216.5		1,198.5

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

The global economic downturn may result in reduced demand for our products and adversely affect our profitability.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors and other application products utilizing TFT-LCD panels, which has in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to the weakening demand, we reduced our TFT-LCD production from July 2008 to February 2009. We may decide to adjust our future TFT-LCD production in the future subject to market demand for our products, the production outlook of the global TFT-LCD industry and global economic conditions in general. Any decline in demand for TFT-LCD products may adversely affect our business, results of operations and/or financial condition.

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

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Samsung Mobile Display, Infovision, Hydis Technologies, AU Optronics, Chimei Innolux, Chunghwa Picture Tubes, HannStar, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

In addition, industry consolidation among our competitors may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations are sponsored by a government entity. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

We and our competitors each seek to establish our own products as the industry standards. For example, in the growing large-size television panel market, we currently manufacture 32-inch, 37-inch, 42-inch, 47-inch and 55-inch television panels. Other TFT-LCD manufacturers produce competitive large-size television panels in slightly different dimensions. If our competitors’ panels become the standard market size, we may lose market share, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. In recent years, there has been a general decline in the average selling price of our display panels. For example, our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 3.8% from (Won) 173,585 per panel in 2007 to (Won)167,002 in 2008 and further decreased by 11.2% to (Won)148,242 (US$127) in 2009 despite the depreciation in the average value of the Korean Won against the U.S. dollar, in which most of our sales are denominated, in 2009 compared to 2008. The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 30.4% from US$1,323 per square meter of net display area in 2007 to US$921 in 2008 and further decreased by 9.4% to US$834 in 2009.

Our gross margins have also fluctuated from period to period, from 15.9% in 2007 to 16.4% in 2008 to 11.0% in 2009. Principal factors affecting our gross margins include declines in the average selling prices of our display panels, as well as our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp-up of new fabrication facilities, and any large increases in capacity that this may create could further drive down the average selling prices of our panels, which would affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products, consumer electronics products and our other application products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics, our largest shareholder, together accounted for 73.7% of our sales in 2007 and 76.5% in 2008 and 2009, respectively. Our top five end-brand customers together accounted for 56.8% of our sales in 2007, 59.6% in 2008 and 55.1% in 2009. In 2009, only one end-brand customer, LG Electronics (excluding its purchases made as a system integrator), contributed to 10% or more of our sales.

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

In addition, we engage in related party transactions with LG Electronics, our largest shareholder, and its affiliates:

•

Sales to LG Electronics – sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 17.5%, 21.2% and 25.9% of our sales in 2007, 2008 and 2009, respectively.

•	Sales to LG International – sales to LG International and its subsidiaries on an aggregate basis amounted to 8.3%, 6.2% and 7.3% of our sales in 2007, 2008 and 2009, respectively.

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

Our top ten end-brand customers accounted for 73.7% of our sales in 2007, and 76.5% in 2008 and 2009, respectively, on an aggregate basis. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. and its subsidiaries. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and other application products with display devices. In particular, a substantial percentage of our sales is increasingly derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 47.7%, 49.3% and 54.7% of our total sales revenues in 2007, 2008 and 2009, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 25.8%, 24.2% and 23.2% of our total sales revenues in 2007, 2008 and 2009, respectively, and those who use our panels in their notebook computers, which accounted for 21.5%, 22.7% and 17.8% of our total sales revenues in 2007, 2008 and 2009, respectively. We will continue to be dependent on the growth in the television industry as well as the personal computer industry for a substantial portion of our sales, and any downturn in the television and personal computer industry would result in reduced demand for our products, reduced revenues, lower average selling prices and/or reduced margins.

The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

New display technologies being developed by us and other panel makers, such as organic light emitting diode, or OLED, electronic paper display and flexible display, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as mobile phones, digital still cameras, e-books, e-newspapers and portable televisions. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant capital expenditures for the expansion of existing production facilities, including the construction of additional production lines, and the construction of new production facilities. For example, we are currently expanding P8, our eighth-generation panel fabrication facility in Paju, Korea, by constructing two expansions, P8E and P8E+, and equipping each with additional production lines. In addition, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China, subject to approval from the Chinese government.

We estimate that our total capital expenditures for the construction of P8E and P8E+ on a cash out basis will amount to approximately (Won)4.8 trillion. Our capital expenditure plan for the construction of the eighth-generation panel fabrication facility in China has not yet been finalized. In 2010, we expect that our total capital expenditures on a cash out basis will amount to approximately (Won)5.5 trillion. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities or construct new production facilities as scheduled or at all. Our ability to obtain additional financing will depend upon several factors outside our control, including general economic, financial, competitive, regulatory and other considerations.

In recent years, disruptions and volatility in the global financial markets have resulted in increases in credit spreads and limitations on the availability of credit. Starting in mid-2007, credit markets in the United States began experiencing difficult conditions and increased volatility, which in turn adversely affected worldwide financial markets. Adverse conditions in the global credit and financial markets were further exacerbated in 2008 by the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a reduction in price transparency in the U.S. and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets and stimulate the economy, including the provision of direct and indirect assistance to distressed financial institutions. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and possible improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece and other countries in southern Europe, are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. Adverse conditions and uncertainty surrounding the Korean and global economies and financial markets may negatively impact the demand for and sales of our products, our credit ratings and our ability to meet our liquidity and other funding requirements.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we expanded our capacity by commencing mass production at our fifth fabrication facility, P5, in May 2003, our sixth fabrication facility, P6, in August 2004, our seventh fabrication facility, P7, in January 2006 and our eighth fabrication facility, P8, in March 2009. In addition, we commenced production at our module assembly facility in Nanjing, China, in May 2003, at our module production plant in Wroclaw, Poland, in March 2007 and at our module production plant in Guangzhou, China, in December 2007. We also expect to commence production at our new LTPS TFT-LCD production facility in Paju, Korea, during the second quarter of 2010. In November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China, subject to approval from the Chinese government. See “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants, as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in next generation panel fabrication facilities or in the manufacturing capacity of existing facilities would impair our ability to effectively compete within the TFT-LCD industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

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

Sanctions or judgments against us and other TFT-LCD panel producers for possible anti-competitive activities may have a direct and indirect material impact on our operations.

In December 2006, LG Display received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. LG Display subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, LG Display executed an agreement with the U.S. Department of Justice whereby LG Display and its subsidiary, LG Display America, Inc., pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of US$400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against LG Display and LG Display America, Inc. and ordered the payment of US$400 million according to the following schedule: US$20 million plus any accrued interest by June 15, 2009, and US$76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against LG Display and LG Display America, Inc. in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections regarding alleged anti-competitive activities in the LCD industry. LG Display submitted a response to the Statement of Objections on August 11, 2009, and a hearing before the European Commission was held in September 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. On April 12, 2010, the defendants petitioned to appeal the class certification decisions with the Ninth Circuit Court of Appeals. Class certification in Canada remains pending.

In relation to the MDL Proceedings, actions alleging similar antitrust violations were brought separately by individual purchasers, including ATS Claim, LLC, AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and its subsidiary and TracFone Wireless Inc. LG Display has been vigorously defending the individual actions as well as the class action lawsuits.

In February 2007, LG Display and certain of its current and former officers and directors were named as defendants in a purported shareholder class action in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LG Display, reached an agreement in principle with the class plaintiffs to settle the action, which agreement is subject to customary conditions including court approval. On June 2, 2010, a purported shareholder class action complaint was filed in the U.S. District Court for the Southern District of New York against LG Display and certain of its current and former officers and directors on behalf of purchasers of LG Display securities on the Korea Stock Exchange. This action asserts claims and covers a purchase period that overlaps with those asserted in the litigation brought in February 2007.

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

In each of the foregoing matters that are ongoing, LG Display is continually evaluating the merits of the respective claims and vigorously defending itself. Irrespective of the validity or the successful assertion of the claims described above, LG Display may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have accrued liabilities in 2009 with respect to those contingencies in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2009 and may have a material adverse effect on our operating results or financial condition.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2009, 97.1% of our sales were denominated in U.S. dollars. During the same period, 71.4% of our purchases of raw materials were denominated in U.S. dollars and 27.5% in Japanese Yen. In addition, 68.3% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2009, were denominated in Korean Won.

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

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

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

On December 1, 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics filed a counter-claim against us for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware on March 31, 2008. The Delaware court bifurcated the trial between AU Optronics and Chi Mei Optoelectronics, holding the first trial against AU Optronics in June 2009.

Although we had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Delaware court found that the four AU Optronics patents were valid and were infringed by us, and on April 30, 2010, the Delaware court further found that our four patents were valid but were not infringed by AU Optronics. The Delaware court has yet to issue its finding on damages and thus a final judgment has not yet been rendered. The case is still ongoing and our remaining patents as well as AU Optronics’s remaining patents have yet to be tried. Once all findings by the Delaware court have been issued, we will review all available options including appeal.

On February 2, 2007, Anvik Corporation filed a complaint in the United States District Court for the Southern District of New York against us, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. Anvik is seeking monetary damages for past infringement and an injunction against future infringement.

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

As of December 31, 2009, approximately 64.7% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

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

There can be no assurance that the adoption of the International Financial Reporting Standards, or IFRS, will not adversely affect our reported results of operations or financial condition.

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean IFRS, pursuant to which all listed companies in Korea, including us, will be required to prepare their annual financial statements under Korean IFRS beginning in 2011. All standards and interpretations issued by the International Accounting Standards Board, or IASB, and the International Financial Reporting Interpretations Committee have been adopted by the Korean IFRS. Consequently, if we comply with IFRS as issued by the IASB, we will also be in full compliance with Korean IFRS.

We have decided to report our financial statements using IFRS as issued by the IASB beginning in 2010. Although our accounting department is currently preparing for such early adoption by analyzing the effects adopting IFRS will have on our financial reporting, because the IFRS accounting policies to be adopted by us at 2010 year-end have not been finalized, it is not possible to estimate with any degree of certainty the impact that such adoption will have on our financial reporting. Accordingly, there can be no assurance that the adoption of IFRS beginning in 2010 will not adversely affect our reported results of operations or financial condition.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of June 8, 2010. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. On June 8, 2010, the KOSPI closed at 1,651.48. While the KOSPI has recovered to a significant extent in 2009 and into 2010, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

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

•

continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

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

•	financial problems or lack of progress in restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

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

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea. The United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. In April 2009, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program. In May 2009, North Korea test-fired three short-range, surface-to-air missiles and announced that it had successfully conducted a second nuclear test. In response, the United Nations Security Council unanimously passed a resolution in June 2009 that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In July 2009, North Korea test-fired seven additional ballistic missiles into the sea between Korea and Japan.

In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Korean government formally accused North Korea of causing the sinking and is seeking United Nations Security Council sanctions for the act. North Korea has threatened retaliation for any attempt to punish it over the incident.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts break down between Korea and North Korea or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock.

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

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in August 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL”. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. The shareholders’ agreement automatically terminated upon Philips Electronics’ sale of all of its remaining ownership interest in us in March 2009. See “Item 7.A. Major Shareholders” for a more detailed discussion of the shareholding structure and Philips Electronics’ change in ownership interest in us.

We continued to develop our manufacturing process technologies and expand production facilities after the formation of the joint venture. Each of our new fabs has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-size panels, in January 2006, we commenced mass production at P7, which is optimized to produce 42-inch and 47-inch wide-format display panels for televisions. Our capital expenditures for the construction and build-out of P7 on a delivery basis, or capital expenditures accounted for at the time of delivery of property, plant and equipment, amounted to approximately (Won)5.3 trillion in total. In March 2009, we commenced mass production at P8, which is optimized to produce 32-inch, 47-inch and 55-inch wide-format display panels for televisions. Our capital expenditures for the construction and build-out of P8 on a delivery basis amounted to approximately (Won)3.3 trillion in total. In addition, in April 2009, we commenced mass production at P6E, the expanded production lines of P6, which is optimized to produce large and wide-format panels for notebook computers, such as 15.4-inch and 15.6-inch wide-format display panels, as well as panels for desktop monitors, such as 18.5-inch and 20-inch wide-format display panels. Our capital expenditures for the construction and build-out of P6E on a delivery basis amounted to approximately (Won)1.4 trillion in total.

We are currently expanding P8, our eighth-generation panel fabrication facility in Paju, Korea, by constructing two expansions, P8E and P8E+, and equipping each with additional production lines. The construction phase for P8E is nearly complete, and it commenced mass production on certain production lines during the second quarter of 2010. P8E+ is expected to commence mass production during the first half of 2011. The construction and build-out of P8E and P8E+ have been and are expected to continue to be funded with cash flow from our operations. See “Item 3.D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea, and in March 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In December 2007, we also commenced mass production at our module production plant in Guangzhou, China, our second such module production site in China. In addition, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China, subject to approval from the Chinese government. We anticipate that our overseas plants will help better serve our customers, especially our Chinese and European customers, and further expand our global production capabilities.

Effective March 3, 2008, we changed our name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd.

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-1010.

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers and desktop monitors, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld application products, such as mobile phones, and medium- and large-size panels for industrial and other applications, such as entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. In 2009, we sold a total of 129.6 million large-size (10-inch or larger) TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 24.8% based on sales revenue in 2009.

We currently operate eight fabrication facilities located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea, Nanjing (3 facilities) and Guangzhou (2 facilities), China and Wroclaw, Poland. In January 2008, as part of our plan to pursue commercialization of OLED technology, we acquired LG Electronics’ active matrix OLED, or AMOLED, business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. OLED is considered a next-generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. In December 2009, we launched our Mobile/OLED Business Unit in anticipation of future growth in the OLED business. See “Item 4.B. Business Overview—Strategy—Leverage our technology to develop new markets for, and pursue commercialization of, new flat panel display products.”

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers and desktop monitors. In 2009, for example, our display panels were included in products sold by LG Electronics, Philips Electronics, Hewlett-Packard, Dell, Toshiba, Apple and Vizio, among others. LG Electronics is our largest shareholder, and terms of our sales to LG Electronics are substantially the same as those of our sales to non-affiliated end-brand customers. In May 2008, we received the Best Supplier Award from Hewlett-Packard Development Company, L.P., in recognition of our “superior product technology and customer satisfaction activities” at Hewlett-Packard Worldwide Supplier Conference held in Houston, Texas. The Best Supplier Award program recognizes outstanding companies among Hewlett-Packard’s worldwide suppliers of parts and services that satisfy strict purchasing standards in quality, service and technology, and are judged to have made the greatest contributions to Hewlett-Packard.

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

Our sales were (Won)14,352.0 billion in 2007, (Won)16,274.1 billion in 2008 and (Won)20,037.7 billion (US$17,219.7 million) in 2009.

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

Make timely investments in advanced and flexible manufacturing facilities

Our strategy is to time our investments in next-generation manufacturing facilities that enable us to support a wide range of products. As a result of our investment strategy, our production facilities are among the most advanced in the industry, and our portfolio of eight fabrication facilities can produce a wide variety of products at high volumes to provide critical scale and flexibility in serving our customers’ needs.

In the past, our timely investment strategy, along with faster fab ramp-up, has allowed us to establish a leading position in emerging product categories with high growth potential. We have benefited from the higher margins available early in the life cycles of such products. For example, in order to meet the increasing demand for larger and wider display products, we built P7, a seventh-generation panel fabrication facility, which is optimized for the production of 42-inch and 47-inch wide-format television panels.

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

In the area of product technology, we plan to continue leading the market in the commercial application of technologies with superior performance characteristics. For example, we were one of the first TFT-LCD manufacturers to apply Super In Plane Switching, or S-IPS, technology, which increases viewing angles for large-size desktop monitor and television products, in commercial production. We were also the first to develop copper bus lines, which achieve faster video frame rates and brighter displays in large-size panels, and integrated column spacers, which improve panel ruggedness and enhance viewing uniformity. We also developed high aperture rate LED televisions in December 2009 and commenced mass production of three dimensional TFT-LCD televisions in March 2010.

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop fill technology, which we first utilized in the manufacture of display panels for desktop monitors and later employed in the manufacture of display panels for other applications, allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. We were one of the first TFT-LCD manufacturers to reduce the number of mask processes in the TFT array process from four to three with respect to certain models. We were also able to improve the input capacity in P7 from its originally designed monthly input capacity of 90,000 substrates to an expanded average input capacity of 197,000 substrates per month during the fourth quarter of 2009, resulting in significant increases in unit output, with only marginal capital investments. Our ability to ramp-up P4, P5, P6, P6E, P7 and P8 in a short time span with minimal technical difficulties is also an example of our process technology capability.

Focus on large-size TFT-LCD panels while maintaining a broad product portfolio

Our strategy is to leverage our product technology, timely investments and advanced manufacturing capabilities to lead the market in emerging large-size product categories that offer higher growth potential and higher margins, and help shape industry standards in product features such as size and resolution.

Currently the TFT-LCD television market is experiencing strong growth. We began shipping television products in 2001 with 15-inch panels and have since broadened our product portfolio to include panels of various sizes, such as 22-inch, 26-inch, 32-inch, 37-inch, 42-inch, 47-inch and 55-inch panels. We were one of the largest merchant suppliers in the television category in terms of both units sold and sales revenues in 2007, 2008 and 2009, based on data from DisplaySearch, and we continued to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42-inch wide-format and 55-inch wide-format high-definition television panels and 100-inch wide-format full high-definition television panels. We were also the first to develop full high-definition 42-inch and 47-inch television panels with TruMotion 240Hz technology and the first to commence mass production of full high-definition 47-inch three-dimensional display panels for television using Glass Patterned Retarder, or GPR, technology. GPR is a filter that enables the viewing of three-dimensional displays with the use of polarized glasses.

The desktop monitor market is currently transitioning from 17-inch and 19-inch to larger panel sizes such as 20-inch and 22-inch, and from 16:10 wide-format to 16:9 wide-format. We believe we are well positioned to capitalize on this opportunity with our full product line-up. We plan to maintain our leadership position in the premium 20-inch and above desktop monitor category, where we were the first-to-market with products such as 20-inch UXGA, 24-inch WUXGA and 30-inch WQXGA+. In addition, we have successfully established the industry standard for 16:9 wide-format in the categories of 15.6-inch, 18.5-inch, 20-inch, 21.5-inch, 23-inch and 27-inch wide-format display panels for desktop monitors. In 2008, we developed wide-format high-definition display panels in the categories of 18.5-inch, 23-inch and 27-inch display panels for desktop monitors. We also developed a 22-inch e-In Plane Switching, or e-IPS, display panel that retains the superior performance qualities of conventional IPS panels but is also competitive in terms of cost. In 2009, we expanded our portfolio of display panels for desktop monitors using this technology to include 21.5-inch, 22-inch, 23-inch and 24-inch display panels. We also developed the world’s first three-dimensional 23-inch display panel for desktop monitors as well as the world’s first 18.5-inch wide format high-definition display panel that applies gate in panel, double rate driver and I-VOM technology, significantly enhancing cost and optical efficiency.

Until 2008, the notebook computer market has been transitioning to larger and wider panel sizes. In 2009, we saw a gradual shift in consumer demands from larger and wider panels for notebook computers to more affordable large-size flat panel products with higher resolution and higher performance qualities. Accordingly, we are continuing to develop long-term alternative technologies, such as light emitting diode, or LED, backlight technology, which would enable us to develop thinner and lighter panels that consume less power and use environmentally friendly components. For example, in 2008, we developed, and commenced mass production of, the world’s first 17.1-inch TFT-LCD panel for notebook computers that applied red, green and blue LED, or RGB LED, backlight technology. RGB LED backlight technology enabled us to develop the world’s first TFT-LCD panel that achieved a color reproduction rate in excess of 100%, offering more colors and a better contrast ratio than conventional models that used cold cathode fluorescent lamps. In 2009, we developed and commenced mass production of a full line-up of product categories using LED backlight technology, including 10.1-inch, 11.6-inch, 12.1-inch, 13.3-inch, 14.1-inch, 15.4-inch and 17.3-inch display panels for notebook computers.

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

We also plan to further develop and pursue commercialization of AMOLED, a next-generation flat panel display technology that may replace existing liquid crystal display panels or plasma display panels. In January 2008, as part of our plan to pursue commercialization of OLED technology, we acquired LG Electronics’ AMOLED business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In December 2009, we launched our Mobile/OLED Business Unit in anticipation of future growth in the OLED business. In December 2009, we and certain of our affiliates established a joint venture company, Global OLED Technology LLC, which acquired the OLED business of Kodak in an asset transaction on December 30, 2009. We invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company.

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

•

Other applications, which utilize a wide array of display panel sizes, ranging from small-size display panels, including handheld application products such as mobile phones, to medium- and large-size display panels, including industrial applications such as entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.

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

Televisions

Our television panels range from 15 inches to 55-inch wide-format in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were (Won)6,841.5 billion, or 47.7% of sales, in 2007, (Won)8,019.9 billion, or 49.3% of sales, in 2008 and (Won)10,965.4 billion (US$9,422.9 million), or 54.7% of sales, in 2009.

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

Notebook Computers

Our display panels for notebook computers range from 8.9 inches to 20.1-inch wide-format in size in a variety of display formats. Our sales of display panels for notebook computers were (Won)3,084.7 billion, or 21.5% of sales, in 2007, (Won)3,700.8 billion , or 22.7% of sales, in 2008 and (Won)3,567.5 billion (US$3,066.2 million), or 17.8% of sales, in 2009.

Notebook computer display panels were our principal product from our formation until 2001, when desktop monitor display panels surpassed notebook computer display panels in terms of revenues. Sales volume for 14.1-inch panels, which we first introduced to the market in 1997, continued to increase through 2002. From 2003 to 2005, 15.0-inch panels grew at a fast rate and became the largest component in the notebook category, while in 2006, 15.4-inch panels far outpaced the increase in 15.0-inch panels and became the largest component in terms of sales revenue and volume in the category of notebook computer display panels. In 2007 and 2008, 14.1-inch, 15.4-inch and 17.1-inch panels maintained their position as the principal products in terms of sales revenue and sales volume in the category of notebook computer display panels, while in 2009, 14.1-inch, 15.4-inch and 15.6-inch panels were our principal products in this category.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30-inch wide-format in size in a variety of display resolutions and formats. We began mass production of desktop monitor display panels in 1999. Our sales of display panels for desktop monitors were (Won)3,708.9 billion, or 25.8% of sales, in 2007, (Won)3,934.6 billion, or 24.2% of sales, in 2008 and (Won)4,639.5 billion (US$3,987.5 million), or 23.2% of sales, in 2009.

Desktop monitor display panels have grown to become our second largest product category, supplanting notebook computer display panels in terms of revenues in 2001, and in terms of volume units in 2002. The weighted average size of our desktop monitor display panels has steadily grown in recent years, with a significant increase in the production and sale of 17-inch and 17-inch wide-format and larger panels from 2002 to 2005. Until 2005, we had also significantly increased production and sale of 19-inch and 20.1-inch panels. Although in 2006, the overall sales of desktop monitors, in terms of volume and revenue, declined compared to the prior years, in 2007, the overall sales of desktop monitors increased compared to 2006 due to a significant increase in the sales of 19-inch, 22-inch and 24-inch display panels for desktop monitors in terms of sales revenue and sales volume. In 2008, sales of 17-inch, 22-inch and 24-inch display panels for desktop monitors continued to increase, in terms of sales revenue and sales volume, compared to 2007, while sales of 19-inch and 20.1-inch panels for desktop monitors, two of our principal products in this category, declined in terms of sales revenue and sales volume, compared to 2007. In 2009, 19-inch and 18.5-inch panels were our principal products in terms of sales revenue and sales volume in this category.

Other Applications

Our product portfolio also includes small-size TFT-LCD panels for use in handheld application products, such as mobile phones, and medium- and large-size panels for industrial and other applications, such as entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. TFT-LCD panels that are ten inches and smaller are referred to as small and medium-size panels, with those smaller than 4 inches being considered small-size panels. In 2009, sales of small-size panels constituted a significant majority in terms of both sales revenue and sales volume in the other applications category.

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

Our sales of display panels for other applications were (Won)716.9 billion, or 5.0% of sales, in 2007, (Won)618.9 billion, or 3.8% of sales, in 2008 and (Won)865.2 billion (US$743.4 million), or 4.3% of sales, in 2009.

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors and industrial and other applications sold by our global end-brand customers. In 2009, our top ten end-brand customers included LG Electronics, Philips Electronics, Hewlett-Packard, Dell, Toshiba, Apple, AmTRAN, Skyworth, Acer and Lenovo. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are conducted on an arm’s-length basis and are substantially the same as those of our sales to non-affiliated end-brand customers.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder, together accounted for 73.7% of our sales in 2007, and 76.5% in 2008 and 2009, respectively. Our top five end-brand customers together accounted for 56.8% of our sales in 2007, 59.6% in 2008 and 55.1% in 2009. In 2009, only one end-brand customer, LG Electronics (excluding its purchases made as a system integrator), contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2009:

Televisions	Computer Products		Other Applications
	Notebook Computers	Desktop Monitors
LG Electronics	Hewlett-Packard	LG Electronics	LG Innotek
Philips Electronics	Dell	Dell	Truly Semiconductors
AmTRAN	Acer	Hewlett-Packard	Apple
Toshiba	Toshiba	Apple	Tovis
Skyworth	Apple	Lenovo	Land Success

In January 2009, we entered into a long-term supply agreement with Apple to supply display panels to Apple Inc. for five years. In connection with the agreement, we received long-term advances in the amount of US$500 million from Apple.

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted 26.3% of our sales in 2007, and 23.5% in 2008 and 2009, respectively.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2007			2008			2009
	Sales		%	Sales		%	Sales		Sales(1)%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Korea	(Won)	985	7%	(Won)	1,066	7%	(Won)	1,205	US$	1,035	6%
Asia		8,970	63		10,154	62		12,591		10,820	63
America		1,490	10		2,088	13		2,491		2,141	12
Europe		2,604	18		2,655	16		3,402		2,924	17
Others(2)		303	2		311	2		349		300	2

Total	(Won)	14,352	100%	(Won)	16,274	100%	(Won)	20,038	US$	17,220	100%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which amounted to (Won)(194.5) billion, or (1.2)% of total revenue, for the year ended December 31, 2008. Such adjustments were minimal for the years ended December 31, 2007 and December 31, 2009.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2009, our sales and marketing force employed a total of 1,218 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 8.3%, 6.2% and 7.3% in 2007, 2008 and 2009, respectively. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. Our sales subsidiary in Hong Kong was subsequently liquidated in November 2009. In January 2009, we established a sales subsidiary in Singapore to replace LG International Singapore Ltd. in conducting sales to system integrators located in Singapore. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

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

Prices for our products are generally determined based on negotiations with our end-brand customers. Pricing of our display panel products is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes. Purchase prices and payment terms for sales to our largest shareholder is substantially the same as those for our non-affiliated end-brand customers.

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

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony Corporation in April 2004), Samsung Mobile Display and Hydis Technologies in Korea;

•	AU Optronics, Chimei Innolux, Chunghwa Picture Tubes and HannStar in Taiwan;

•	Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha in Japan; and

•	SAVIC (f/k/a SVA-NEC), Infovision, BOE-OT and Tianma in China.

According to DisplaySearch, in 2009, Korean TFT-LCD manufacturers had a market share of 52.5% of the 10.0-inch or larger panel market based on revenue, Taiwanese manufacturers had 35.6% and Japanese manufacturers had 9.5%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 60.5% of our cost of sales in 2007, 61.4% in 2008 and 69.7% in 2009. The key components and raw materials of our TFT-LCD products include backlight units, glass substrates, driver integrated circuits, polarizers, color filters and liquid crystal materials. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

In January 2008, we entered into a purchase agreement with HannStar, pursuant to which HannStar agreed to supply us, on a monthly basis, with TFT-LCD modules and cells to be used in our TFT-LCD products. The agreement has a term of three years but will be automatically renewed unless either party provides the other with prior notice to terminate. We pay the purchase price for the modules and cells on a delivery basis. In addition, in February 2008, we purchased 180 million shares of non-voting mandatorily redeemable convertible preferred shares of HannStar for a purchase price of (Won)96 billion. The preferred shares are convertible into common shares of HannStar at a ratio of one-to-one at our option from the issue date, February 28, 2008, to the maturity date, February 28, 2011.

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

We maintain a strategic relationship with many of our key material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. For example, in May 2008, we purchased 1,008,875 shares of common stock of TLi Inc., which was approximately 12.9% of its outstanding shares as of December 31, 2008, at a purchase price of (Won)14.1 billion. TLi Inc. produces key components such as timing controllers and driver integrated circuits. In addition, in July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd., which accounted for approximately 36.7% of its then outstanding shares, at a purchase price of (Won)9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics, which accounted for approximately 5.4% of its then outstanding shares, at a purchase price of (Won)2.5 billion. New Optics produces backlight units. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd., which accounted for approximately 29.6% of its then outstanding shares, at a purchase price of (Won)11.9 billion. Wooree LED is an LED packaging company. In June 2009, we purchased 933,332 shares of common stock of Dynamic Solar Design Co., Ltd., which accounted for approximately 40.0% of its then outstanding shares, at a purchase price of (Won)6.1 billion. Dynamic Solar Design is a company that produces equipment for the manufacture of solar cells. In November 2009, we purchased NT$400.0 million (including NT$187.5 purchased by our subsidiary, LG Display Taiwan) in convertible bonds from Everlight Electronics Co., Ltd. Everlight Electronics is an LED packaging company based in Taiwan.

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

In recent years, we began substituting a portion of our equipment purchased from foreign vendors with purchases from local suppliers, and in 2009, approximately 70.6% of our equipment for our facilities in Korea was purchased from local suppliers on an invoiced basis. We plan to continue this localization effort to diversify our supply source and reduce costs. A large majority of the equipment purchased from foreign vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

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

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, for up to (Won)2.3 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to (Won)281 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiaries in Nanjing and Guangzhou, China and Wroclaw, Poland also carry property insurance, business interruption insurance and commercial general liability insurance.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Korea. We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005, P6 in December 2009 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. Our methodology for SF6 decomposition has been approved by the CDM Executive Board, an entity established by the parties to the United Nations Framework Convention on Climate Change, or UNFCCC, in February 2009. Our CDM project design document, or PDD, for such projects has been approved by the Korean government in December 2009, and has been validated by the SGS Group, which is certified as a designated operational entity for CDM projects, in February 2010. The PDD has been submitted to the CDM Executive Board and is currently awaiting its final validation. In addition, as of December 31, 2009, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as a designated operational entity for CDM projects by the CDM Executive Board.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P7, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

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

Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, including the European Union RoHS.

Joint Ventures and Collaboration

We consider joint ventures an important part of our business, both operationally and strategically. We have used joint ventures to enter into new geographic markets, in particular China, to gain new customers and/or strengthen positions with existing customers and to procure certain components and raw materials. When entering new geographic markets where we do not have substantial local experience and infrastructure, teaming up with a local partner can reduce capital investment by leveraging the pre-existing infrastructure of local partners. In addition, local partners in these markets can provide knowledge and insight into local customs and practices and access to local suppliers of raw materials and components. All of these advantages can reduce the risk, and thereby enhance the prospects for the success, of an entry into a new geographic market. If the partner of the joint venture already has an established customer base, it can also be an effective means to acquire such new customers. Joint venture arrangements also allow us to access technology we would otherwise have to develop independently, thereby reducing the time and cost of development. They can also provide the opportunity to create synergies and applications of the technology that would not otherwise be possible.

In August 2008, we entered into a joint venture agreement with AmTRAN Technology Co., Ltd., to establish a manufacturing joint venture company, Suzhou Raken Technology Ltd. We agreed to invest US$10.4 million in return for a 51% equity interest in the joint venture company. As of December 31, 2009, our total investment in the joint venture company amounted to US$69.1 million. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions.

In July 2008, we and Skyworth-RGB Electronics Co., Ltd. founded a research and development joint venture company, Guangzhou New Vision Technology Research and Development Ltd. Skyworth-RGB and we each invested RMB 25 million for a 50-50 equity interest in the company. The joint venture company is expected to conduct product planning, design and development activities tailored to meet the needs of Chinese customers with respect to a range of products from TFT-LCD modules to television sets.

In November 2009, we entered into two joint venture agreements with Top Victory Investments Limited., a wholly-owned subsidiary of TPV Technology Ltd., to establish two joint venture companies, L&T Display Technology (Xiamen) Limited. and L&T Display Technology (Fujian) Limited. We agreed to invest (i) US$6.1 million in return for a 51.0% equity interest in L&T Display Xiamen and (ii) US$8.7 million in return for a 51.0% equity interest in L&T Display Fuijian. L&T Display Xiamen Limited is expected to manufacture and sell liquid crystal display modules and televisions and L&T Display Technology Fujian Limited is expected to manufacture and sell monitors including multi-function monitors. Both joint venture companies will also conduct research and development activities and provide aftersales services for their products.

In December 2009, in order to strengthen our relationship with Prime View International Co., Ltd., we purchased from Prime View International 420,000 global depositary shares representing 420,000 shares of Prime View International’s common stock at a purchase price of US$10.0 million. In November 2009, in order to strengthen our relationship with RPO Inc., we purchased 34,125,061 shares of common stock of RPO Inc. at a purchase price of US$12.3 million.

In December 2009, we and certain of our affiliates established a joint venture company, Global OLED Technology LLC, which acquired the OLED business of Kodak in an asset transaction on December 30, 2009. We invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2009:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	5,000,000	100%	100%

LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%

LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	1,807,914,180	100%	100%

LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	511,071,000	80%	80%

LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	951,645,330	89%	89%

LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%

LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SGD	1,400,000	100%	100%

LG Electronics (Nanjing) Plasma Co., Ltd.	Manufacturing and sales	China	May 2003	RMB	206,918,375	100%	100%

In November 2009, LG Display Hong Kong Co., Ltd. was liquidated.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

We currently operate eight fabrication facilities, P1 through P8, located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea, Nanjing (3 facilities) and Guangzhou, China and Wroclaw, Poland. In addition, we installed equipment that enables the manufacture of display panels using LTPS technology in a facility, AP1, located in previously unused space in our P6 facility. We began mass production at AP1 in August 2005.

The following table sets forth the size, primary use and capacity of our fabrication facilities and the size of our research and development facility and assembly facilities:

Facility(1)	Generation(2)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2009 (in input substrates per month)(3)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370 x 470 September 1995	56,000	2.4”, 2.6”, 1.4”

P2	3	71,149	590 x 670 December 1997	90,000	2.0”, 2.2”, 2.4”

P3	4	71,149	680 x 880 July 2000	122,000	14.1”, 2.4”, 2.0”

P4	5	90,988	1,000 x 1,200 March 2002	147,000	10.1”, 14.0”, 17.1”

P5	5	90,988	1,100 x 1,250 May 2003	178,000	15.6”, 15.4”, 17.0”

P6	6	288,602	1,500 x 1,850 August 2004	204,000	37.0”, 21.5”, 18.5”

P7	7	310,134	1,950 x 2,250 January 2006	197,000	42.0”, 19.0”, 23.0”

Facility(1)	Generation(2)	Gross Floor Area (in square meters)		Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2009 (in input substrates per month)(3)	Primary Size of Panels Produced or Other Activity
P8	8	394,004		2,200 x 2,500 March 2009	120,000	32.0”, 47.0”, 55.0”

P6E	6	101,607		1,500 x 1,850 April 2009	56,000	18.5”, 15.4”, 20.0”

AP1	4	—	(4)	730 x 920 August 2005	2,600	LTPS panels and backplanes for AMOLED

R&D Center		19,958

Gumi assembly facility		56,380		January 1995

Nanjing assembly facility		171,068		May 2003

Paju assembly facility		219,038		November 2005

Wroclaw assembly facility		106,928		March 2007

Guangzhou assembly facility		32,948		December 2007

N/A = Not applicable.

(1)	Includes expansions of certain facilities.
(2)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	360 x 465	550 x 650	680 x 880	1,000 x 1,200	1,500 x 1,800	1,870 x 2,200	2,200 x 2,500
	370 x 470	590 x 670	730 x 920	1,100 x 1,250	1,500 x 1,850	1,950 x 2,250
	400 x 500	600 x 720		1,100 x 1,300
		620 x 750		1,200 x 1,300
650 x 830
LG Display
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P6					1,500 x 1,850
P7						1,950 x 2,250
P8							2,200 x 2,500
P6E					1,500 x 1,850

(3)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.
(4)	Located in previously unused space in our P6 facility.

Expansion Projects

        We are currently expanding P8, our eighth-generation panel fabrication facility in Paju, Korea, by constructing two expansions, P8E and P8E+, and equipping each with additional production lines. We estimate that the total capital expenditure for the construction and build-out of P8E on a cash out basis will amount to approximately (Won)3.3 trillion. We estimate that the total capital expenditure for the construction and build-out of P8E+ on a cash out basis will amount to approximately (Won)1.5 trillion. The construction phase for P8E is nearly complete, and it commenced mass production on certain production lines during the second quarter of 2010. P8E+ is expected to commence mass production during the first half of 2011. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment. In addition, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China, subject to approval from the Chinese government. Our capital expenditure plan for the construction of the eighth-generation panel fabrication facility in China has not yet been finalized. We expect that our total capital expenditures on a cash out basis to be approximately (Won)5.5 trillion in 2010. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Prior to January 16, 2009, the construction of factories exceeding a certain size was prohibited in designated areas around Seoul, such as Paju, under the Presidential Decree of the Industrial Cluster Development and Factory Establishment Act. Due to such prohibition, we had relied on an exemption available to companies whose “foreign equity interest” equals or exceeds 30% to construct the facilities at our Paju Display Cluster. On January 16, 2009, the Presidential Decree was amended to permit the construction or expansion of factories in such designated areas if (i) the purpose of the factory is to manufacture certain equipment, such as audiovisual equipment, and (ii) the factory is located in an area that has been designated as an “industrial complex area” under Korean law. On August 5, 2009, the Presidential Decree was further amended and condition (i) above was removed and is no longer required to be satisfied. Our Paju Display Cluster meets the remaining criterion, and we may construct new facilities and make additional expansions at our Paju Display Cluster without relying on the exemption available to companies whose “foreign equity interest” equals or exceeds 30%.

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

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 70 million units in 1999 to 527 million units in 2009. Market revenues grew from US$11 billion to US$64 billion during the same period, showing a compounded annual growth rate of 18.9%, according to the same source.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers typically increased display area fabrication capacity by about 50% year on year. Capacity expansion above this growth rate can occur when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD panels in some past periods, most recently in 2004. According to DisplaySearch, the average selling price of large-size TFT-LCD panels, or panels that are ten inches or larger, decreased by approximately 10.4% from US$183 in 2007 to US$164 in 2008 and further decreased by 25.6% to US$122 in 2009 as a result of TFT-LCD manufacturers’ increased production capacity, which resulted in an increased supply of TFT-LCD panels in 2008 and 2009, despite increased sales of large-size television panels.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels, including small panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 3.8% from (Won)173,585 per panel in 2007 to (Won)167,002 in 2008 and further decreased by 11.2% to (Won)148,242 (US$127) in 2009 despite the depreciation in the average value of the Korean Won against the U.S. dollar, in which most of our sales are denominated, in 2009 compared to 2008. In the first quarter of 2010, our average selling price per panel of panels used in televisions, notebook computers and desktop monitors was (Won)148,188 (US$127). We anticipate an increased capacity output in 2010, as competing panel manufacturers, including us, commence production in new fabrication facilities. In line with historical trends in our industry, we anticipate that temporary surges in capacity might put downward pressure on prices for our panels, but we expect that consumer demand for large-size panels will continue to increase in the personal computer and the television market. During the initial stage of market development for TFT-LCD desktop monitors we were able to capture price premiums for desktop monitor panels until we reduced prices in order to stimulate wider demand. In order to grow the TFT-LCD television market, we plan to follow a similar strategy to reduce prices, fuel consumer demand and mitigate anticipated increases in capacity in the TFT-LCD industry. This strategy may result in a decrease in the overall average selling prices of our panels.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Recently, we have expanded capacity and design capability toward large-size displays, which offer premium prices. For example, our P6 is optimized for producing large and wide-format panels for desktop monitors, such as 21.5-inch wide-format display panels, as well as panels for televisions, such as 32-inch and 37-inch wide-format display panels. Our P7 is optimized for producing large-size panels for desktop monitors and televisions, including 42-inch and 47-inch wide-format display panels. Our P8 is optimized for producing panels for televisions, including 32-inch, 47-inch and 55-inch wide-format display panels. Our P6E is optimized to produce large and wide-format panels for notebook computers, such as 15.4-inch and 15.6-inch wide-format display panels, as well as panels for desktop monitors, such as 18.5-inch and 20-inch wide-format display panels.

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

Fabrication Facility(1)	Mass Production Commencement	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Year-end Input Capacity(2)
				2007	2008	2009
				(in input substrates per month)(3)
P1	September 1995	370x470	30,000	97,000	95,000	77,000
P2	December 1997	590x670	40,000	119,000	119,000	108,000
P3	July 2000	680x880	60,000	132,000	144,000	138,000
P4	March 2002	1,000x1,200	60,000	143,000	157,000	160,000
P5	May 2003	1,100x1,250	60,000	157,000	175,000	182,000
P6	August 2004	1,500x1,850	90,000	170,000	185,000	205,000
P7	January 2006	1,950x2,250	90,000	138,000	162,000	200,000
P8	March 2009	2,200x2,500	83,000	N/A	N/A	120,000
P6E	April 2009	1,500x1,850	60,000	N/A	N/A	60,000

N/A = not applicable.

(1)	Includes expansions of certain facilities.
(2)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(3)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.

Our cash outflows for capital expenditures amounted to (Won)1,577.3 billion in 2007, (Won)2,748.6 billion in 2008 and (Won)3,778.7 billion (US$3,247.2 million) in 2009. Such capital expenditures relate mainly to the construction of new fabrication facilities, including the construction and equipping of P6 and P7 in 2007, the construction and equipping of P8 in 2008, and the construction and equipping of P6E and P8E in 2009. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of sales decreased from 19.4% in 2007 to 15.3% in 2008 and decreased further to 13.9% in 2009. The relatively large decrease in 2008 was primarily due to higher sales in 2008 compared to 2007 as well as lower depreciation of P6 which had been substantially depreciated by July 2008, while the smaller decrease in 2009 was due to an increase in sales, which more than offset increased depreciation expense in 2009 compared to 2008. We estimate that our total capital expenditures for the construction and build-out of P8E and P8E+ on a cash out basis will amount to approximately (Won)4.8 trillion. In 2010, we expect that our total capital expenditures on a cash out basis will amount to approximately (Won)5.5 trillion. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

        Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, our P7 reached an initial design capacity of 90,000 input sheets of glass substrate per month in April 2007 and an expanded average capacity of 197,000 input sheets of glass substrate per month during the fourth quarter of 2009. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. In 2009, we purchased approximately 70.6% of our equipment for our facilities in Korea from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs. We aim to actively facilitate the development of a domestic vendor base to take advantage of lower prices and to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

Raw materials comprise the largest component of our costs. Over the past several years we have consistently increased the proportion of our raw material purchases from local suppliers, who have typically offered lower prices compared to overseas suppliers. We plan to diversify our supplier base to overseas suppliers who are price competitive. In 2009, approximately 89.3% of the raw materials procured for our facilities in Korea were sourced from local suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per panel (including small and medium-size display panels, or panels smaller than 10 inches in size), which is derived by dividing total cost of sales by total number of panels sold, decreased from (Won)88,280 per panel in 2006 to (Won)55,525 in 2008. However, in 2009, our cost of sales per panel increased by 10.3% to (Won)61,225 (US$53) in large part due to the depreciation in the average value of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, in 2009 compared to 2008. Our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased from US$1,113 per square meter of net display area in 2007 to US$770 in 2008 and US$742 in 2009.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. For example, in order to capture the market for large-size desktop monitors, we currently offer 19-inch, 20-inch, 21.5-inch, 23-inch and 24-inch wide-format panels for desktop monitors with full high-definition resolution. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2007, 2008 and 2009 in response to a notable rise in consumer demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 32-inch wide-format, 37-inch wide-format, 42-inch wide-format, 47-inch wide-format and 55-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target large-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate to a large extent the negative effect of price declines in 2007, 2008 and 2009 in most of our product categories. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 3.8% from (Won)173,585 per panel in 2007 to (Won)167,002 in 2008 and further decreased by 11.2% to (Won)148,242 (US$127) in 2009.

Our product portfolio also includes small-size display panels for handheld application products, such as mobile phones, and medium- and large-size display panels for industrial and other applications, such as entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. Sales of our small and medium-size display panels, or panels smaller than ten inches, for these applications increased from 129.8 million in 2007 to 151.7 million in 2008 and further increased to 161.5 million in 2009, principally as a result of increased demand for handheld application products, mobile phones, digital photo displays and portable navigation devices.

The following table sets forth our sales by product category for the periods indicated and sales revenues in each product category as a percentage of our total sales:

	Year Ended December 31,
	2007			2008			2009
Panels for	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won and millions of US$, except for percentages)
Televisions	(Won)	6,841	48%	(Won)	8,020	49%	(Won)	10,965	US$	9,423	55%
Notebook Computers		3,085	21		3,701	23		3,568		3,066	18
Desktop Monitors		3,709	26		3,934	24		4,640		3,988	23
Other Applications(1) (2)		717	5		619	4		865		743	4

Total	(Won)	14,352	100%	(Won)	16,274	100%	(Won)	20,038	US$	17,220	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	Includes sales adjustments from gains and losses incurred from foreign exchange hedging activities, which amounted to (Won)(194.5) billion, or (1.2)% of total revenue, for the year ended December 31, 2008. Such adjustments were minimal for the years ended December 31, 2007 and December 31, 2009.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2007		2008		2009
Panels for	Number of Panels(2)%		Number of Panels(2)%		Number of Panels(2)%
	(in thousands, except for percentages)
Televisions	18,616	9%	20,216	8%	35,316	12%
Notebook Computers	32,106	15	41,969	17	50,632	17
Desktop Monitors	27,827	13	31,558	13	43,384	15
Other Applications(1)	130,241	63	151,357	62	161,804	56

Total	208,790	100%	245,100	100%	291,136	100%

(1)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	Includes only finished goods sold. Sales of semi-finished goods which require additional processing have been excluded.

The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price(1)
	Year Ended December 31,
	2007		2008		2009		2009
Televisions	(Won)	367,501	(Won)	396,717	(Won)	310,497	US$	267
Notebook Computers		96,078		88,178		70,460		61
Desktop Monitors		133,283		124,677		106,940		92
Other Applications(2)		5,505		5,515		5,451		5

(1)	Average selling price for each market represents sales per market divided by unit sales per market.
(2)	Includes, among others, panels for handheld application products, including mobile phones, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. Also includes sales of parts and accessories.

The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 30.4% from US$1,323 per square meter of net display area in 2007 to US$921 in 2008 and further decreased by 9.5% to US$834 in 2009.

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

Beginning in 2010, we will discontinue reporting under U.S. GAAP and will instead be reporting under IFRS. See “Item 3.D. Risk Factors—Risks Relating to Our Company—There can be no assurance that the adoption of the International Financial Reporting Standards, or IFRS, will not adversely affect our reported results of operations or financial condition.”

Income Taxes

We currently have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. In our evaluation of future utilization of income tax assets, if current results suggest that it is more likely than not that a portion or all of the deferred income tax assets will not be realized before their expiration, a valuation allowance will be recognized. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and expiration of tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if conditions improve and we determine that our valuation allowance should be reduced because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets that previously had a valuation allowance associated with it, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Based on the assessments that we have conducted during 2007, 2008 and 2009, which took into account our projected future taxable income, we concluded that it was more likely than not that all of our deferred tax assets, which consist of mainly tax credits in Korea, would be realized. Accordingly, during the years ended December 31, 2007, 2008 and 2009, we did not record any valuation allowance relating to our deferred income tax assets. The increase in projected future taxable income from 2007 to 2009 was primarily due to TFT-LCD manufacturers scaling-down their planned capacity expansions, which eased the oversupplied state of the TFT-LCD market, and due to an increase in demand for TFT-LCD televisions.

Changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net results and financial condition.

Accounts Receivable and Allowance for Doubtful Accounts

We evaluate our outstanding accounts receivable balance on a regular basis to determine whether to record an allowance for doubtful accounts. When establishing an allowance for doubtful accounts, we consider our historical losses adjusted to take into account the current market conditions and the financial condition of our customers, the amount of accounts receivable in dispute, the number of days outstanding for each account receivable and the current payment patterns. We provide an allowance for doubtful accounts based on the aggregate estimated collectibility of our accounts receivable. Beginning in June 2008, we entered into accounts receivable insurance programs with Korea Export Insurance Corporation and Atradius Trade Credit Insurance Company to reduce credit risks on accounts receivable from certain customers. The accounts receivable insurance programs cover 90 to 95% of the insured customers’ outstanding accounts receivable balance. The insurance premiums are expensed as incurred in selling, general and administrative expenses. Allowance for doubtful accounts decreased from (Won)10.3 billion in 2007 to (Won)1.3 billion in 2008 and (Won)0.5 billion in 2009 due to the effect of having entered into such accounts receivable insurance programs.

Accrued Warranty Obligation

We record a liability for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Warranty expenses increased from (Won)77.9 billion in 2007 to (Won)103.4 billion in 2008 and to (Won)123.5 billion (US$106.1 million) in 2009. The increase in warranty expenses outpaced the increase in sales during these periods, mainly because while the increase in sales volume resulted in increases in both our sales as well as warranty expenses, the positive impact of increased sales volume on sales was partially offset by a decrease in the unit sales price of our products, which did not have a correspondingly negative impact on warranty expenses.

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

We review our long-lived assets and intangible assets that do not have indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If circumstances require that a long-lived asset or asset group be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by such asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of undiscounted future cash flows and fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. In 2007, we recorded an impairment loss of (Won)44.4 billion on machinery, equipment and vehicles and construction-in-progress, due to a change in our investment plan with respect to our facilities. Such impairment losses amounted to less than (Won)1 billion in 2008 and 2009. Impairment loss is recognized as selling, general and administrative expenses.

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

Operating Results

Effective January 1, 2008, we have reclassified certain of our accounts, and we have made the corresponding reclassifications to our 2007 accounts in our consolidated financial statements and related notes included in this annual report to conform them to the 2008 and 2009 presentation. Our discussion of operating results is prepared using the reclassified consolidated financial statements.

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2007		%	2008		%	2009		2009		%
	(in billions of Won and millions of US$, except for percentages)
Sales	(Won)	14,352	100%	(Won)	16,274	100%	(Won)	20,038	US$	17,220	100%
Cost of sales		12,072	84		13,609	84		17,825		15,318	89
Gross profit (loss)		2,280	16		2,665	16		2,213		1,902	11
Selling, general and administrative expenses		802	6		896	5		1,192		1,025	6
Antitrust expense (1)		—	—		535	3		326		280	2
Operating income (loss)		1,478	10		1,234	8		695		597	3
Total other income (expense), net		75	1		(161)	(1)		320		275	2
Earnings before income tax expense (benefit)		1,553	11		1,073	7		1,015		872	5
Income tax expense (benefit)		209	2		168	1		(96)		(82)	(1)
Net income	(Won)	1,344	9%	(Won)	905	6%	(Won)	1,111	US$	954	6%

(1)	Antitrust expense represents, with respect to 2009, accrued liabilities with respect to certain loss contingences relating to antitrust proceedings as well as settlement payments in connection with antitrust related claims, and with respect to 2008, a fine to the U.S. Department of Justice, a further discussion of which is included under Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Comparison of 2009 to 2008

Sales

Our sales increased by 23.1% from (Won)16,274.1 billion in 2008 to (Won)20,037.7 billion (US$17,219.7 million) in 2009. Increases in unit sales of our large-size panels for televisions, notebook computers and desktop monitors were the primary contributing factors to this increase, offset by a decrease in the average selling price of our panels used in televisions, notebook computers and desktop monitors. In particular:

•	unit sales of 32-inch panels for televisions increased by 81.7% from 7.4 million panels in 2008 to 13.4 million panels in 2009;

•	unit sales of 47-inch panels for televisions increased by 89.7% from 1.4 million panels in 2008 to 2.7 million panels in 2009;

•	unit sales of 21.5-inch panels for desktop monitors increased significantly from 1,215 panels in 2008 to 3.7 million panels in 2009; and

•	unit sales of 23-inch panels for desktop monitors increased more than ten-fold from 293,240 panels in 2008 to 3.3 million panels in 2009.

The total unit sales of panels for televisions increased by 74.7% from approximately 20.2 million in 2008 to 35.3 million in 2009. Total sales attributable to television panels increased by 36.7% from approximately (Won)8,019.9 billion in 2008 to (Won)10,965.4 billion (US$9,423.2 million) in 2009. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price of our panels for televisions in 2009.

The total unit sales of panels for notebook computers increased by 20.6% from approximately 42.0 million in 2008 to 50.6 million in 2009. Total sales attributable to panels for notebook computers decreased by 3.6% from approximately (Won)3,700.8 billion in 2008 to (Won)3,567.5 billion (US$3,065.8 million) in 2009 due primarily to a decrease in the average selling price of our panels for notebook computers in 2009, which more than offset an increase in total unit sales of panels for notebook computers in 2009.

The total unit sales of panels for desktop monitors increased by 37.5% from approximately 31.6 million in 2008 to 43.4 million in 2009. Total sales attributable to panels for desktop monitors increased by 17.9% from approximately (Won)3,934.6 billion in 2008 to (Won)4,639.5 billion (US$3,987.0 million) in 2009. The increase in total sales of panels for desktop monitors is due primarily to increased demand for larger- and wider-sized panels for desktop monitors, which more than offset a decrease in the average selling price of our panels for desktop monitors in 2009.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for televisions, notebook computers and desktop monitors from 2008 to 2009 which in turn had a negative effect on our gross profit and gross margin. The average selling price of panels for televisions decreased by 21.7% from (Won)396,717 per panel in 2008 to (Won)310,497 (US$267) in 2009, the average selling price of panels for notebook computers decreased by 20.1% from (Won)88,178 per panel in 2008 to (Won)70,460 (US$61) in 2009 and the average selling price of panels for desktop monitors decreased by 14.2% from (Won)124,677 per panel to (Won)106,940 (US$92) over the same period.

Cost of Sales

Cost of sales increased by 31.0% from (Won)13,609.1 billion in 2008 to (Won)17,824.8 billion (US$15,318.0 million) in 2009. As a percentage of sales, cost of sales increased from 83.6% in 2008 to 89.0% in 2009. The increase in our cost of sales in 2009 was attributable primarily to increases in raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, as well as the depreciation in the average value of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, in 2009 compared to 2008.

As a percentage of our total cost of sales, components and raw material costs increased from 61.4% 2008 to 69.7% in 2009.

Cost of sales per panel, which is derived by dividing total cost of sales by total number of panels sold, increased by 10.3% from (Won)55,525 per panel in 2008 to (Won)61,225 (US$53) in 2009 in large part due to the depreciation in the average value of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, in 2009 compared to 2008. Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 3.6% from US$770 per square meter of net display area in 2008 to US$742 in 2009.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 17.0% from (Won)2,665.0 billion in 2008 to (Won)2,212.9 billion (US$1,901.7 million) in 2009, and our gross margin decreased from 16.4% to 11.0% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 33.1% from (Won)895.9 billion in 2008 to (Won)1,192.0 billion (US$1,024.4 million) in 2009. As a percentage of sales, our selling, general and administrative expenses increased slightly from 5.5% in 2008 to 5.9% in 2009. The increase in selling, general and administrative expenses in 2009 was attributable primarily to increases in:

•

transportation expenses, resulting primarily from an increase in the volume of products shipped commensurate with an increase in our sales volume and, to a lesser extent, from an increase in the percentage of products shipped by air;

•	fees and commission expenses, resulting from legal fees incurred in connection with our legal proceedings;

•	salaries and bonuses, resulting from an increase in performance-related compensation to executive officers and employees, as well as from an increase in the number of employees;

•	research and development expenses, resulting from an increase in research and development activities and from an increase in the number of research and development employees; and

•	warranty expenses, resulting from providing more services and replacement parts for defective products sold to customers commensurate with an increase in our sales volume.

The following table shows selling, general and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2009:

	Year Ended December 31,
	2008		2009
	(in billions of Won)
Salaries and bonus	(Won)	122.6	(Won)	160.8
Retirement allowance		9.8		8.8
Employee benefit		25.7		40.5
Transportation		209.7		350.4
Depreciation		23.7		24.2
Rent		13.3		13.4
Insurance		8.3		9.5
Travel		16.7		18.9
Fee and commission		95.6		145.4
Advertising		49.0		59.5
Sales promotion		24.4		8.1
Overseas market development		14.2		6.1
Research and development		141.5		165.2
Warranty		103.4		123.5
Others		38.1		57.7

Total	(Won)	895.9	(Won)	1,192.0

Antitrust Expense

In 2009, we recognized antitrust expense totaling (Won)325.8 billion (US$280.0 million) for accrued liabilities with respect to certain loss contingences relating to antitrust proceedings as well as settlement payments in connection with antitrust related claims.

In 2008, we recognized a charge to earnings of (Won)534.8 billion in 2008, due to a fine of US$400 million imposed by the U.S. Department of Justice, a further discussion of which is included under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The US$400 million fine amount was re-measured into Korean Won and recognized as an expense using the exchange rate based on the basic rate under the market average exchange rate system provided by Seoul Money Brokerage Services, Ltd., between dollars and Won on November 12, 2008, which was the date the plea agreement with the U.S. Department of Justice was entered into.

Operating Income and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income decreased by 43.7% from (Won)1,234.3 billion in 2008 to (Won)695.1 billion (US$597.3 million) in 2009. Our operating margin decreased from 7.6% to 3.5% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). We recognized total net other income of (Won)320.0 billion (US$275.0 million) in 2009 compared to total net other expense of (Won)160.9 billion in 2008, primarily due to net foreign exchange gain of (Won)270.7 billion (US$232.6 million) in 2009 compared to net foreign exchange loss of (Won)242.7 billion in 2008, which resulted primarily from foreign currency exchange transaction gains in 2009, which was in turn due to the overall appreciating trend of the Korean Won against the U.S. dollar, in which most of our sales are denominated, in 2009.

The effect of net foreign exchange gains was partially offset by a decrease in net interest income from (Won)60.5 billion in 2008 to (Won)4.4 billion in 2009, primarily due to a significant decrease in interest income from (Won)212.7 billion in 2008 to (Won)129.3 billion in 2009. Such decrease resulted primarily from a decrease in the average balance of cash held in our deposit accounts as well as from a decrease in the average interest rate of our deposit accounts.

Income Tax Expense

        We recognized income tax benefit of (Won)95.6 billion (US$82.2 million) in 2009 compared to income tax expense of (Won)168.0 billion in 2008, primarily due to a (Won)129.6 billion increase in income tax credits in 2009 compared to 2008 and a (Won)155.2 billion (US$133.3 million) decrease in nondeductible items to (Won)28.6 billion (US$24.6 million) in 2009 from (Won)183.8 billion in 2008 (including (Won)181.8 billion of non-deductible antitrust fine). Our effective income tax rate decreased by 25.1% from 15.7% in 2008 to –9.4% in 2009 primarily due to an increase in tax credits and a decrease in non-deductible items related to the antitrust fine, which decreased our effective income tax rate by 14.1% and 14.3%, respectively. Such decrease was offset by a 3.0% increase in effective income tax rate due to the expiration of a tax exemption which had been available to us until 2008. See “Item 5B. Liquidity and Capital Resources—Taxation—Tax Exemptions.”

Net Income

As a result of the cumulative effect of the reasons explained above, our net income increased by 22.7% from (Won)905.4 billion in 2008 to (Won)1,110.7 billion (US$954.5 million) in 2009.

Comparison of 2008 to 2007

Sales

Our sales increased by 13.4% from (Won)14,352.0 billion in 2007 to (Won)16,274.1 billion in 2008. Increases in unit sales of our large-size panels for televisions, notebook computers and desktop monitors were the primary contributing factors to this increase, offset by a decrease in the average selling price of our panels. In particular:

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

The total unit sales of panels for televisions increased by 8.6% from approximately 18.6 million in 2007 to 20.2 million in 2008. Total sales attributable to television panels increased by 17.2% from approximately (Won)6,841.5 billion in 2007 to (Won)8,019.9 billion in 2008. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels, as well as an increase in the average selling price of our television panels in 2008.

The total unit sales of panels for notebook computers increased by 30.7% from approximately 32.1 million in 2007 to 42.0 million in 2008. Total sales attributable to panels for notebook computers increased by 20.0% from approximately (Won)3,084.7 billion in 2007 to (Won)3,700.8 billion in 2008 due primarily to increased demand for larger- and wider-sized panels, which more than offset a decrease in the average selling price of our panels for notebook computers in 2008.

The total unit sales of panels for desktop monitors increased by 13.4% from approximately 27.8 million in 2007 to 31.6 million in 2008. Total sales attributable to panels for desktop monitors increased by 6.1% from approximately (Won)3,708.9 billion in 2007 to (Won)3,934.6 billion in 2008. The increase in total sales of panels for desktop monitors is due primarily to increased demand for larger- and wider-sized panels for desktop monitors, which more than offset a decrease in the average selling price of our panels for desktop monitors in 2008.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for our notebook computers and desktop monitors from 2007 to 2008. Although the average selling price of panels for televisions increased by 7.9% from (Won)367,501 per panel in 2007 to (Won)396,717 in 2008, due partly to depreciation of the Korean Won against the U.S. dollar, in which most of our sales are denominated, in 2008, the average selling price of panels for notebook computers decreased by 8.2% from (Won)96,078 per panel in 2007 to (Won)88,178 in 2008 and the average selling price of panels for desktop monitors decreased by 6.5% from (Won)133,283 per panel to (Won)124,677 over the same period.

Cost of Sales

Cost of sales increased by 12.7% from (Won)12,072.3 billion in 2007 to (Won)13,609.1 billion in 2008. As a percentage of sales, however, cost of sales decreased slightly from 84.1% in 2007 to 83.6% in 2008. The increase in our cost of sales in 2008 was attributable primarily to increases in:

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

Cost of sales per panel, which is derived by dividing total cost of sales by total number of panels sold, decreased by 4.0% from (Won)57,820 per panel in 2007 to (Won)55,525 in 2008 reflecting our ongoing cost reduction efforts, particularly managing raw material costs by procuring raw materials on a large scale at favorable prices from strategic suppliers, improved production efficiency and decreases in fixed costs as a percentage of sales due to increases in sales, partially offset by depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, in 2008. Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 30.8% from US$1,113 per square meter of net display area in 2007 to US$770 in 2008. In 2008, we continued to improve production efficiency and maximize input capacity at our fabrication facilities, increase the production of color filters in-house and reduce common components and processing steps in the manufacturing process.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 16.9% from (Won)2,279.7 billion in 2007 to (Won)2,665.0 billion in 2008, and our gross margin improved from 15.9% to 16.4% over the same period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 11.8% from (Won)801.4 billion in 2007 to (Won)895.9 billion in 2008. As a percentage of sales, our selling, general and administrative expenses generally remained the same and was 5.6% in 2007 and 5.5% in 2008. The increase in selling, general and administrative expenses in 2008 was attributable primarily to increases in:

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

•

transportation expenses, resulting primarily from rising oil prices and depreciation in the average value of the Korean Won against the U.S. dollar, in which a significant portion of our transportation expenses are denominated, in 2008 compared to 2007.

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

The following table shows selling, general and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2008:

	Year Ended December 31,
	2007		2008
	(in billions of Won)
Salaries and bonus	(Won)	116.1	(Won)	122.6
Retirement allowance		8.5		9.8
Employee benefit		13.0		25.7
Transportation		194.1		209.7
Depreciation		15.0		23.7
Insurance		5.2		8.3

	Year Ended December 31,
	2007		2008
	(in billions of Won)
Travel		10.0		16.7
Fee and commission		95.7		95.6
Advertising		30.4		49.0
Sales promotion		17.5		24.4
Overseas market development		6.3		14.2
Research and development		102.8		141.5
Warranty		77.9		103.4
Impairment cost of asset		44.4		0.1
Others		64.5		51.2

Total	(Won)	801.4	(Won)	895.9

Antitrust Expense

We recognized a charge to earnings of (Won)534.8 billion in 2008, due to a fine of US$400 million imposed by the U.S. Department of Justice, a further discussion of which is included under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recorded no such antitrust fine in 2007.

Operating Income and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income decreased by 16.5% from (Won)1,478.3 billion in 2007 to (Won)1,234.3 billion in 2008. Our operating margin decreased from 10.3% to 7.6% over the same period.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). We recognized total net other expense of (Won)160.9 billion in 2008 compared to total net other income of (Won)75.0 billion in 2007, primarily due to:

•

net foreign exchange loss of (Won)242.7 billion in 2008 compared to net foreign exchange gain of (Won)71.0 billion in 2007, which resulted primarily from foreign currency exchange transaction losses in 2008, which was in turn due to depreciation of the Korean Won against the U.S. dollar, in which a substantial amount of our debt is denominated, and our use of foreign exchange forward contracts, in 2008; and

•	no legal settlement income recorded in 2008, compared to (Won)146.6 billion of such income recorded in 2007. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

The effect of net foreign exchange losses was partially offset by net interest income of (Won)60.5 billion we recognized in 2008, compared to net interest expense of (Won)148.3 billion in 2007, primarily due to a significant increase in interest income to (Won)212.7 billion in 2008 from (Won)58.3 billion in 2007, which resulted primarily from an increase in short-term financial instruments we held over the same period.

Income Tax Expense

Income tax expense decreased from (Won)208.9 billion in 2007 to (Won)168.0 billion in 2008. Our effective income tax rate was 13.4% and 15.7% in 2007 and 2008, respectively. The increase in the effective tax rate was mainly the effect of the non-deductible nature of the (Won)534.8 billion antitrust fine in 2008 and deferred tax asset valuation allowance reversal of (Won)159.5 billion in 2007, both of which contributed to a significantly higher effective tax rate in 2008 as compared with 2007, which effects were offset in large part by a (Won)213.1 billion increase in income tax credits in 2008.

Net Income

As a result of the cumulative effect of the reasons explained above, our net income decreased by 32.6% from (Won)1,344.4 billion in 2007 to (Won)905.4 billion in 2008.

Tax exemptions under the Special Tax Treatment Control Law of Korea had the effect of increasing our net income by (Won)23.6 billion in 2007 and (Won)32.6 billion in 2008. Beginning in 2009, we were no longer eligible for such income tax exemptions.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt and equity financing activities. We had cash and cash equivalents of (Won)1,196.4 billion, (Won)1,352.8 billion and (Won)818.0 billion (US$702.9 million) as of December 31, 2007, 2008 and 2009, respectively. We also had short-term financial instruments of (Won)2,500.0 billion (US$2,148.4 million) as of December 31, 2009. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabrication facilities and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements, servicing our debt payments and payment of technology license fees. We expect our cash requirements for 2010 to be primarily for capital expenditures and repayment of maturing debt.

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

Our net cash provided by operating activities amounted to (Won)3,309.0 billion in 2007, (Won)4,525.5 billion in 2008 and (Won)4,151.4 billion (US$3,567.6 million) in 2009. The increase in net cash provided by operating activities in 2008, despite the decrease in net income less non-cash operating items including antitrust fine by (Won)199.8 billion in 2008 compared to 2007, was mainly due to a reduction of our investments in working capital in 2008 compared to 2007, which consisted primarily of a decrease in accounts receivable. The decrease in net cash provided by operating activities in 2009, despite the increase in net income less non-cash operating items in 2009 compared to 2008, was mainly due to an increase in our inventory and the timing of accounts receivable collections. Our investment in inventory increased in 2009 as compared to 2008 as a result of an increase in the demand for our products. Although sales increased during the fourth quarter of 2009, the positive impact of the increased sales on our operating cash flows was partially offset by a decrease in the average selling prices of our display panels and the timing of accounts receivable collections.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2008, a slowdown in the global economy and an increase in our production contributed to a 38.0% increase in our inventory levels from year-end 2007. In 2009, increased production capacity of our existing facilities as well as the commencement of mass production of our P8 and P6E in 2009 contributed to a 46.7% increase in our inventory levels from year-end 2008. Inventories comprised the following for the periods indicated:

	As of December 31,
	2007		2008		2009		2009
	(in billions of Won and millions of US$)
Finished goods(1)	(Won)	453.0	(Won)	540.3	(Won)	763.2	US$	655.9
Work in process		208.7		358.1		544.1		467.5
Raw materials and supplies		162.2		238.3		360.5		309.8

Total	(Won)	823.9	(Won)	1,136.7	(Won)	1,667.8	US$	1,433.2

(1)	Includes merchandise of (Won)0.9 billion that we purchased from HannStar in 2008.

Our net cash used in investing activities amounted to (Won)2,382.1 billion in 2007, (Won)4,290.3 billion in 2008 and (Won)4,550.2 billion (US$3,910.2 million) in 2009. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to (Won)1,577.3 billion, (Won)2,748.6 billion and (Won)3,778.7 billion (US$3,247.2 million) in 2007, 2008 and 2009, respectively. We intend to fund our capital requirements associated with new construction projects, including the construction of P8E and P8E+, with cash flow from operations and other financing activities, such as external long-term borrowings. Through the end of 2009, we had used internally generated cash to fund our construction projects.

We currently expect that our total capital expenditures on a cash out basis will be approximately (Won)5.5 trillion in 2010, primarily to fund the build-out of P8E, the construction and build-out of P8E+, the construction of an eighth-generation panel fabrication facility in Guangzhou, China, and improvements to our pre-existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to (Won)682.5 billion in 2007, (Won)137.7 billion in 2008 and (Won)117.0 (US$100.6 million) in 2009. The net cash used in financing activities in 2009 reflects primarily repayment and prepayment of Won-denominated loans and debentures and the payment of dividends. On February 29, 2008, we declared a cash dividend of (Won)268.4 billion to our shareholders of record as of December 31, 2007 and distributed the cash dividend to such shareholders on March 21, 2008. On March 13, 2009, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2008 and distributed the cash dividend to such shareholders on April 3, 2009. On March 12, 2010, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010.

We had a total of (Won)4.7 billion, (Won)601.1 billion and (Won)770.9 billion (US$662.5 million) of short-term borrowings outstanding as of December 31, 2007, 2008 and 2009, respectively. The weighted average interest rate under the terms of these short-term borrowings was 2.09% as of December 31, 2009. As of December 31, 2009, (Won)229.8 billion (US$197.5 million) of our short-term borrowings were with respect to financing arrangements we entered into with local and foreign banks using accounts receivable due from our consolidated subsidiaries.

We have in place overdraft agreements with various banks in the amount of (Won)49.0 billion that are renewable on a yearly basis. There were no drawdowns under these agreements as of December 31, 2009. In addition, as of December 31, 2009, we maintained U.S. dollar-denominated accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$1,830.0 million. As of December 31, 2009, we had US$187.0 million and ¥950.0 million outstanding under the accounts receivable negotiating facilities. In December 2007, our subsidiary in Guangzhou, China entered into a long-term credit facility with Bank of China in the amount of US$70 million. As of December 31, 2009, approximately US$41.7 million and RMB194 million was drawn on the long-term credit loan facility.

As of December 31, 2009, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)3,307.5 billion (US$2,842.3 million), primarily consisting of (Won)1,087.7 billion of Korean Won-denominated debentures, US$550.0 million convertible bonds, US$875.0 million of U.S. dollar-denominated long-term loan, (Won)349.8 billion of Korean Won-denominated long-term loan, €70 million of Euro-denominated long-term loan and RMB194 million of RMB-denominated long-term loan. The conversion price of the US$550 million of zero coupon convertible bonds due 2012 was initially (Won)49,070 per share, but was adjusted to (Won)48,760 per share after the approval of a cash dividend of (Won)268.4 billion at the annual general meeting of shareholders on February 29, 2008, adjusted to (Won)48,251 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 13, 2009, and was further adjusted to (Won)48,075 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 12, 2010.

As of December 31, 2009, US$100 million of our US$875 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations.

We issued (Won)300 billion principal amount of three-year debentures in November 2009 and (Won)200 billion principal amount of five-year debentures in December 2009.

Terms of some of our long-term debts contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations.

Our debt obligations as of December 31, 2009 are set forth below:

Short-Term Debt Obligations as of December 31, 2009
Borrower	Date of Issuance	Securities	Amount as of December 31, 2009 (in billions of Won)		Original Principal Amount (in millions of US$ and billions of Yen)		Principal Underwriters or Purchasers	Maturity
LG Display	11/25/09	Accounts Receivable Loans	(Won)	230	US$	187	Kookmin Bank, Citibank , and other financial institutions	1/11/10- 1/20/10
						¥1

LG Display	12/29/09	Short Term Loan	(Won)	34	US$	29	LG Electronics	6/30/10

LG Display	04/14/09- 12/29/09	Short Term Loan (Facility Loan)	(Won)	253		¥20	Koomin Bank, National Agricultural Cooperative Federation, Bank of Tokyo-Mitsubishi and Shinhan Bank	3/14/10- 12/8/10

LG Display	9/1/09- 12/30/09	Short Term Loan (Banker’s Usance)	(Won)	220		¥17	Korea Exchange Bank, Woori Bank and Shinhan Bank	3/2/10- 6/28/10

LG Display	11/4/09	Short Term Loan (Banker’s Usance)	(Won)	34	US$	29	Korea Exchange Bank	5/3/10

Sub-total			(Won)	771

Long-Term Debt Obligations as of December 31, 2009
Borrower	Date of Issuance	Securities	Amount as of December 31, 2009 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$, Euro and RMB)		Principal Underwriters or Purchasers or Lenders	Maturity
LG Display	3/21/05	Debentures	(Won)	390	(Won)	400	Woori Investment & Securities, Hanwha Securities Co., Ltd.	3/21/10

LG Display	5/29/06	Debentures	(Won)	200	(Won)	200	Hana Bank	5/30/11

LG Display	11/3/09	Debentures	(Won)	300	(Won)	300	Woori Investment & Securities, Daewoo Securities and other financial institutions	11/3/12

LG Display	12/11/09	Debentures	(Won)	200	(Won)	200	KB Investment & Securities, Mirae Asset Securities, and other financial institutions	12/11/14

LG Display	7/28/05 - 12/27/07	Long Term Loan	(Won)	18	(Won)	19	Shinhan Bank	9/15/09- 12/15/15 *5 year grace and 5 year installment

LG Display	3/30/06	Long Term Loan	(Won)	8	(Won)	150	Korea Development Bank	3/30/09- 3/30/10

LG Display	4/23/09- 6/29/09	Long Term Loan	(Won)	120	(Won)	120	Korea Development Bank	7/23/12- 4/23/14 *3 year grace and 2 year installment

LG Display	6/23/09	Long Term Loan	(Won)	200	(Won)	200	Woori Bank	6/23/11

LG Display	9/24/09- 12/17/09	Long Term Loan	(Won)	4	(Won)	4	Woori Bank	12/15/12- 6/15/17 *3 year grace and 5 year installment

LG Display	4/18/07	Convertible Bonds	(Won)	696	US$	550	Morgan Stanley	4/18/12 *Put option on 4/18/10

LG Display	5/19/06- 7/24/06	Long Term Loan	(Won)	234	US$	200	Kookmin Bank and other financial institutions	5/19/11

Long-Term Debt Obligations as of December 31, 2009
Borrower	Date of Issuance	Securities	Amount as of December 31, 2009 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$, Euro and RMB)		Principal Underwriters or Purchasers or Lenders	Maturity
LG Display	8/28/06	Long Term Loan	(Won)	234	US$	200	Kookmin Bank	8/29/11

LG Display	9/28/06	Long Term Loan	(Won)	117	US$	100	Mizuho Corporate Bank	9/28/11

LG Display	1/31/07	Long Term Loan	(Won)	117	US$	100	Bank of Tokyo- Mitsubishi UFJ	1/31/12

LG Display	3/14/07	Long Term Loan	(Won)	58	US$	50	Export-Import Bank of Korea	9/14/10- 3/14/13 *3 year grace and 3 year installment

LG Display	3/28/07	Long Term Loan	(Won)	163	US$	140	Korea Development Bank	3/28/12

LG Display Nanjing	11/29/04- 11/06/06	Long Term Loan	(Won)	50	US$	130	Bank of China, China Construction Bank and other financial institutions	3/13/08- 11/22/10

LG Display Poland	4/04/07- 9/22/07	Long Term Loan	(Won)	117	EUR	70	Societe Generale, Kookmin Bank and other financial institutions	4/04/10- 4/04/13 *3 year grace and 13 quarterly installment

LG Display Guangzhou	12/12/07- 1/08/08	Long Term Loan	(Won)	48	US$	42	Bank of China	3/20/10- 12/20/11 *2 year grace and 8 quarterly installment

LG Display Guangzhou	1/03/08	Long Term Loan	(Won)	33	RMB	194	Bank of China	3/20/10- 12/20/11 *2 year grace and 8 quarterly installment

Sub-total			(Won)	3,307

Current portion of long-term debt obligation			(Won)	1,229

Long-term debt, excluding current portion of long-term debt			(Won)	2,078

Debt obligation			(Won)	4,078

In April 2009, we entered into a short-term loan credit facility with Hana Bank in the amount of (Won)200 billion. There were no drawdowns under this credit facility as of December 31, 2009.

        As of December 31, 2009, we were obligated to guarantee the payment obligation of our Poland subsidiary in the amount of €70 million under a long-term credit facility that our Poland subsidiary entered into with a syndicate of banks. As of December 31, 2009, our Polish subsidiary was provided with a payment guarantee amounting to PLN180 million by PKO Bank and Citibank relating to the deferral of value added tax payments, and we provided a payment guarantee to PKO Bank and Citibank in connection with their payment guarantee. As of December 31, 2009, we were obligated to guarantee the payment obligation of our Singapore subsidiary in the amount of US$10 million from Standard Chartered Bank and our U.S. subsidiary in the amount of US$ 7 million from JP Morgan. Other than the foregoing, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2009.

Set forth below are the aggregate amounts, as of December 31, 2009, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	3,307,464	(Won)	1,229,362	(Won)	1,738,011	(Won)	336,710	(Won)	3,381
Fixed License Payment		109,829		18,554		36,510		36,510		18,255
Long-Term Other Payables		496,644		88,738		216,498		191,408		—

Total	(Won)	3,913,937	(Won)	1,336,654	(Won)	1,991,019	(Won)	564,628	(Won)	21,636

Estimates of interest payment based on contractual interest rates effective as of December 31, 2009		178,953		72,110		82,181		24,444		218

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)30.1 billion in 2007, (Won)28.7 billion in 2008 and (Won)31.1 billion (US$26.7 million) in 2009, representing 7.3% of our research and development expenses in 2007, 5.7% in 2008 and 4.0% in 2009. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount.

Material Related Party Transactions

We engage from time to time in a variety of transactions with related parties. See “Item 7.B. Related Party Transactions.”

We sell TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis. Pricing and other principal terms of the sales to LG Electronics are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)2,516.9 billion, or 17.5% of our sales, in 2007, (Won)3,448.2 billion, or 21.2% of our sales, in 2008 and (Won)5,191.8 billion (US$4,461.6 million), or 25.9% of our sales, in 2009.

We sell our products to certain subsidiaries of LG International in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries on an aggregate basis amounted to 8.3%, 6.2% and 7.3% in 2007, 2008 and 2009, respectively. We sell our products to LG International and its subsidiaries at a market price determined on an arm’s-length basis.

In addition, we procure a portion of our production materials, supplies and services from LG International’s overseas subsidiaries in Japan, Europe and the United States. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are determined on an arm’s-length basis. Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries amounted to (Won)429.4 billion, or 5.2% of our total purchases, in 2007, (Won)1,643.4 billion, or 12.7%, in 2008 and (Won)1,030.9 billion (US$885.9 million), or 6.2%, in 2009. We also purchase raw materials, supplies and services necessary for our production process from LG Electronics and its affiliated companies, including LG Chem Ltd. and LG Innotek (formerly from LG Micron Ltd. prior to its merger with and into LG Innotek in July 2009). Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,958.5 billion, or 23.6% of our total purchases in 2007, (Won)3,551.9 billion, or 27.4%, in 2008 and (Won)4,829.1 billion (US$4,150.0 million), or 29.1%, in 2009.

In addition, in February 2010, we purchased the liquid crystal display module division of LG Innotek, a subsidiary of LG Electronics, for a purchase price of (Won)220.4 billion.

Taxation

The effective statutory corporate income tax rate applicable to us is 12.1% for the first (Won)200 million of our taxable income and 24.2% for our taxable income in excess of (Won)200 million in 2009.

Tax Exemptions

Under the Special Tax Treatment Control Law of Korea, beginning in August 1999 when we registered Philips Electronics’ investment in us until 2008, we were entitled to certain tax exemptions. In 2008, we received a tax benefit of (Won)32.6 billion, or 2.5% of income before income taxes, as a result of Philips Electronics’ 14.59% weighted average ownership in us in 2008. 2008 was the last taxable year we were eligible to receive this income tax exemption.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003, 15% for our capital investments made on or before December 31, 2004, 10% for our capital investments made on or before December 31, 2005, 7% for our capital investments made on or before December 31, 2008 and 10% for our capital investments made on or before December 31, 2009, each in proportion to the percentage of equity investment in us other than foreign direct equity investment.

In addition, pursuant to the Special Tax Treatment Control Law, we were entitled to a separate additional tax credit of 10% on the positive difference between the total amount of capital investments we made in 2009 and the average of the amount of capital investments we made in the three preceding fiscal years. 2009 was the last taxable year for companies, including us, to benefit from this tax credit, which has expired and is no longer available from 2010.

We are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2009, we had available deferred tax assets related to these credits in the amount of (Won)664 billion (US$571 million), which may be utilized against future income tax liabilities through 2014.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)565.2 billion in 2007, (Won)790.8 billion in 2008 and (Won)772.3 billion (US$663.7 million) in 2009, representing 3.9% of our sales in 2007, 4.9% in 2008 and 3.9% in 2009. Included in these figures are product development costs directly associated with production at our fabrication facilities and module production plants, excluding depreciation expense, as well as research and development expenses, excluding depreciation expense, in the aggregate amount of (Won)392.6 billion in 2007, (Won)479.9 billion in 2008 and (Won)483.2 billion (US$415.2 million) in 2009, and capital expenditures related to research and development and manufacturing for research and development test runs in the amount of (Won)172.6 billion in 2007, (Won)310.9 billion in 2008 and (Won)289.1 billion (US$248.4 million) in 2009.

Our research and development activities primarily focus on the development of new and improved products. For example, in 2007, we developed the world’s first 15.4-inch wide LED-applied display panel for notebook computers, the world’s largest LED-applied panel for notebook computers at the time. In 2008, we displayed the world’s first panel for notebook computers that could change its horizontal viewing angle from 175 degrees to 60 degrees with a built-in adjustable viewing image control, thereby significantly reducing privacy concerns while using notebook computers in public areas. In 2008, we also developed the world’s first TFT-LCD panel for notebook computers that applied RGB LED backlight technology, thereby offering more colors and a better contrast ratio than conventional models that used cold cathode fluorescent lamps. In addition, in 2008, we developed the world’s largest 27-inch panel for desktop monitors at the time that applied black data insertion technology, which enabled us to achieve a motion picture response time equivalent to panels that used 120Hz driving technology without increasing our production costs. In 2009, we announced the world’s first commercial launch of a three-dimensional multi-vision display panel that can display full high definition resolution.

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

As the product lifecycle of flat panel displays is approaching maturity, we plan to further focus on developing a next generation flat panel display technology, such as AMOLED, that can replace existing liquid crystal display panels or plasma display panels. AMOLED is considered a next generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. We have already established ourselves as the leading developer of flexible displays. In 2007, we developed the world’s first flexible AMOLED that uses amorphous silicon, which was selected as one of the best inventions of 2007 by Time Magazine, and the world’s first flexible color e-book with video graphics array resolution. We also commenced production of the world’s first flexible mono e-newspaper in 2007. In 2008, we developed a flexible color e-book with the world’s highest resolution at the time. We were also the first to apply non-laser crystallization technology to the production of AMOLED. In 2009, we developed the world’s first 11.5-inch flexible e-paper for e-books with in-cell touch screen function, and we also developed a 19-inch e-paper, the world’s largest at the time.

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

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2009, we employed 2,311 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

We currently hold a total of 12,151 patents, including 5,630 in Korea. We also hold patents in other countries, including in the United States, China, Japan, Germany, France, Great Britain and Taiwan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2010 to 2029.

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

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)30.1 billion in 2007, (Won)28.7 billion in 2008 and (Won)31.1 billion (US$26.7 million) in 2009, representing 7.3% of our research and development expenses in 2007, 5.7% in 2008 and 4.0% in 2009. We recognized royalty income of US$180.2 million, US$25.4 million and US$24.6 million in 2007, 2008 and 2009, respectively.

We have a license agreement with each of Lemelson Foundation, Columbia University, Penn State University, Honeywell International, Honeywell Intellectual Properties, Plasma Physics Corporation and Fergason Patent Properties. Each license agreement provides for a non-exclusive license under certain patents relating to TFT-LCD technologies.

We entered into a license agreement with Semiconductor Energy Laboratory which provides for a non-exclusive license under certain patents relating to amorphous silicon TFT technology and LTPS AMOLED technologies. For IPS technologies, we entered into a non-exclusive license agreement with Merck & Co.

We entered into a cross-license agreement with each of Hitachi, HannStar and Hydis for a non-exclusive license under certain patents relating to display technologies.

We entered into separate cross-license agreements with each of NEC and Chunghwa Picture Tubes in connection with the settlement of certain patent infringement lawsuits. Under the agreements, each party grants the other party a license under certain patents relating to TFT-LCD technologies.

We are licensed to use certain patents for our TFT-LCD products pursuant to a cross license agreement between Philips Electronics and Toshiba Corporation.

We have a cross-license agreement with Global OLED Technology for a non-exclusive license under certain patents relating to technologies for OLED displays and modules.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control.

As well as licensing key technologies from third parties, we aim to benefit from our own patents and other intellectual property rights by granting licenses to third parties from time to time in return for royalty payments. For example, we entered into a license agreement with Rockwell Collins Inc. under which we granted to Rockwell a non-exclusive, non-transferable license under our patents primarily for use in military applications.

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. In 2009, we recognized US$24.6 million of royalty income under such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

Since the second half of 2006, our overseas sales subsidiaries have entered into factoring arrangements. In October 2006, we entered into an accounts receivable purchase facility of up to US$600 million using selected accounts receivable of our sales subsidiaries in the United States, Germany and Shanghai, China. As of December 31, 2009, we had no amount outstanding under the accounts receivable purchase facility and the forfeiting arrangement.

As of December 31, 2009, payment guarantees were provided to us by ABN AMRO Bank amounting to US$8.5 million relating to deferred tax payments in Poland. As of December 31, 2009, payment guarantees were provided to (i) our subsidiary in Japan by Bank of Tokyo-Mitsubishi UFJ amounting to ¥1,300 million, (ii) to our subsidiary in Taiwan by Citi Bank amounting to US$5 million, (iii) to our subsidiary in Poland by Citibank and PKO BP amounting to PLN 180 million and (iv) to our subsidiary in Nanjing, China by Industrial and Commercial Bank of China, China Construction Bank and Bank of Communication amounting to RMB 2,158 million, in each case relating to such subsidiary’s local tax payments.

We enter into foreign currency forward contracts to hedge transaction risks related to changes in currency exchange rates.

Item 5.F.	Tabular Disclosure of Contractual Obligations

Presented in Item 5.B. above.

Item 5.G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and seven directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Under the Korean Commercial Code, a representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. Young Soo Kwon is currently our sole representative director.

The term of office for our directors shall not exceed the closing of the annual general meeting of shareholders convened in respect of the last fiscal year within three years after they take office. Our board must meet at least once every quarter, and may meet as often as the chairman of the board of directors or the person designated by the regulation of the board of directors deem necessary or advisable.

The tables below set forth information regarding our current directors and executive officers. The business address of all of the directors and executive officers is the address of our registered office at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721.

Our Outside Directors

Our current outside directors are set out in the table below. Each of our outside directors meets the applicable independence standards set forth under the rules of the Korean Commercial Code and also meets the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Tae Sik Ahn	March 21, 1956	Director	March 2010	February 2013	Dean, College of Business Administration and Graduate School of Business, Seoul National University

Dongwoo Chun	January 15, 1945	Director	March 2005	February 2011	Outside Director, Pixelplus

Yoshihide Nakamura	October 22, 1942	Director	February 2008	February 2011	President and Chief Executive Officer, ULDAGE Inc.

William Y. Kim	June 6, 1956	Director	February 2008	February 2011	Partner, Ropes & Gray LLP

Our Non-Outside Directors

Our non-outside directors are:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	February 2007	February 2013	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	February 2011	—

Do Hyun Jung	April 9, 1957	Director	March 2010	March 2013	Chief Financial Officer and Executive Vice President, LG Electronics

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/Department
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	January 2007	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	January 2008	—

Jong Sik Kim	June 4, 1953	Executive Vice-President and Chief Production Officer	October 2006	Manufacturing

In Jae Chung	September 20, 1956	Executive Vice-President and Chief Technology Officer	January 2006	Research & Development

Name	Date of Birth	Position	Elected/Appointed to Current Position	Division/Department
Bock Kwon	August 4, 1954	Executive Vice-President	January 2006	—

Sang Deog Yeo	December 3, 1955	Executive Vice-President	January 2005	Mobile/OLED

Sang Beom Han	June 18, 1955	Executive Vice-President	January 2006	TV Business Unit

Hyun He Ha	December 18, 1956	Executive Vice-President	January 2007	IT Business Unit

Yu Seoung Yin	June 20, 1956	Executive Vice-President	January 2009	China Center

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

Do Hyun Jung has served as director since March 2010. Mr. Jung is currently the chief financial officer of LG Electronics. He also served as a non-outside director of LG Nortel and LG Innotek. He holds a bachelor’s degree in business administration from Seoul National University.

Tae Sik Ahn has served as outside director since March 2010. Mr. Ahn is currently dean of the College of Business Administration and Graduate School of Business at Seoul National University and a member of the executive committee of the Asia-Pacific Management Accounting Association. He is also currently an outside director of Hyundai Elevator Co., Ltd. Mr. Ahn holds a bachelor’s degree in business administration from Seoul National University and a Ph.D. in accounting from the University of Texas, Austin.

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

Bock Kwon has served as executive vice-president since January 2006. Mr. Kwon also previously served as head of the Corporate Strategy & Marketing Center. Prior to joining LG Display, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

Sang Deog Yeo has served as executive vice-president since January 2005. Mr. Yeo also served as head of the Mobile/OLED Business Unit since November 2009. Prior to joining LG Display, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

Sang Beom Han has served as executive vice-president since January 2006 and head of the TV Business Unit since November 2009. Mr. Han also served as executive vice-president and head of the Panel Center and as vice-president for our Panel 5 factory and the Manufacturing Technology Center since joining LG Display in December 2001. Prior to joining LG Display, Mr. Han served as vice president of Hynix Semiconductor Inc. Mr. Han holds a Ph.D. degree in material science from Stevens Institute of Technology.

Hyun He Ha has served as executive vice-president since January 2007. Mr. Ha has also served as head of the IT Business Unit since November 2009. Mr. Ha has also served as vice president of the Corporate Strategy Department. Mr. Ha holds a bachelor’s degree in history from Pusan National University and an M.B.A. degree from Waseda University.

Yu Seoung Yin has served as executive vice-president and head of the China Center since January 2009. Prior to joining LG Display, Mr. Yin served as executive vice-president of the Chairman’s Office at LG Holdings. Mr. Yin holds a bachelor’s degree in mass communication from Chung-Ang University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2009 to our executive officers and our directors was (Won)6.1 billion. In addition, as of December 31, 2009, our accrued severance and retirement benefits to those directors and officers amounted to (Won)0.7 billion (US$0.6 million).

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. See “Item 6.E. Stock Ownership—Stock Options” below for information concerning our long-term incentive plan.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2009, we paid a premium of approximately US$1.7 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is comprised of three outside directors: Tae Sik Ahn, Yoshihide Nakamura and William Y. Kim. The chairman is Tae Sik Ahn. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee is comprised of two outside directors, Dongwoo Chun and William Y. Kim, and one non-outside director, Do Hyun Jung. The chairman is Dongwoo Chun. The Outside Director Nomination and Corporate Governance Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors. The committee also develops and recommends to the board of directors a set of corporate governance principles and oversees our policies, practices and procedures in the area of corporate governance.

The committee holds regular meetings at least once each year, and more frequently as needed.

Remuneration Committee

The Remuneration Committee is comprised of two outside directors, Dongwoo Chun and Tae Sik Ahn, and one non-outside director, Do Hyun Jung. The chairman is Do Hyun Jung. The Remuneration Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers.

The committee holds regular meetings at least once each year, and more frequently as needed.

Item 6.D.	Employees

As of December 31, 2009, we had 31,406 employees, including 7,484 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2007, 2008 and 2009:

	As of December 31,
Employees(1)	2007	2008	2009
Production	15,805	18,847	24,115
Technical(2)	3,649	4,200	5,169
Sales & Marketing	734	1,046	1,218
Management & Administration	715	767	904

Total	20,903	24,860	31,406

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2009, approximately 64.7% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

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

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. We make provisions for accrued severance liabilities based on the assumption that all employees terminate their employment with us at the same time. As of December 31, 2009, our accrued severance liabilities amounted to (Won)235.2 billion (US$202.1 million), of which 74.8% was funded through severance insurance plans, while 0.2% was funded through deposits with the National Pension Corporation.

As of December 31, 2009, our employee stock ownership association owned approximately 0.013% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 37,888 shares of our common stock as of March 31, 2010, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Stock Options

In March 2005, our articles of incorporation were amended to provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. As part of our long-term incentive plan, our board of directors resolved on April 7, 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the KOSPI against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise. The following table sets forth certain information regarding our stock option plan as of June 9, 2010:

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options(1)
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000

(1)	When the increase rate of our share price is the same or less than the increase rate of the KOSPI over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the initially granted shares are exercisable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2010 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of March 31, 2010. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)2,516.9 billion, or 17.5% of our sales, in 2007, (Won)3,448.2 billion, or 21.2% of our sales, in 2008 and (Won)4,652.9 billion (US$3,998.5 million), or 23.2% of our sales, in 2009.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International Singapore Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 8.3%, 6.2% and 7.3% of our sales in 2007, 2008 and 2009, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. Our sales subsidiary in Hong Kong was subsequently liquidated in November 2009. In January 2009, we established a sales subsidiary in Singapore, which is expected to replace LG International Singapore Ltd. in conducting sales to system integrators located in Singapore. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to (Won)429.4 billion, or 5.2% of our total purchases, in 2007, (Won)1,643.4 billion, or 12.7% of our total purchases, in 2008 and (Won)1,030.9 billion (US$885.9 million), or 6.2% of our total purchases, in 2009.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials necessary for our production process from LG Electronics and its affiliated companies, including LG Chem and LG Innotek (formerly from LG Micron Ltd. prior to its merger with and into LG Innotek in July 2009). Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)862.9 billion, (Won)1,146.5 billion and (Won)1,687.7 billion (US$1,450.4 million) in 2007, 2008 and 2009, respectively. Our purchases of photo masks from LG Innotek amounted to (Won)105.6 billion, (Won)138.4 billion and (Won)90.3 billion (US$77.6 million) in 2007, 2008 and 2009, respectively.

Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,958.5 billion, or 23.6% of our total purchases, in 2007, (Won)3,551.9 billion, or 27.4% of our total purchases, in 2008 and (Won)4,829.1 billion (US$4,150.0 million), or 29.1% of our total purchases, in 2009.

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

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we began making monthly payments to LG Corp. in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This trademark license agreement expired on December 31, 2007, and although the agreement allowed for an automatic renewal, we signed a new trademark license agreement with LG Corp. in February 2008. Under the new agreement, from January 1, 2008 to June 30, 2008 and from July 1, 2008 to December 31, 2010, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.1% and 0.2% of our sales, respectively, net of advertising expenses. As of June 8, 2010, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the new agreement.

Stock Purchase Agreement with LG Electronics

On December 29, 2009, we purchased from LG Electronics Inc. and LG Electronics (China) Co., Ltd. all of the outstanding shares of LG Electronics (Nanjing) Plasma Co., Ltd., an entity based in China that manufactures modules for plasma display panels, at a purchase price of US$3 million. The terms of the transaction has been negotiated by the parties on an arm’s-length basis. We are currently in the process of converting the plasma display panel module plant into a liquid crystal display module plant in order to expand our back-end module assembly capacity for liquid crystal display production.

Asset Purchase Agreement with LG Innotek

On February 25, 2010, we purchased the liquid crystal display module division of LG Innotek, a subsidiary of LG Electronics, for a purchase price of (Won)220.4 billion. We expect that through this acquisition, we will be able to increase our liquid crystal display production capacity. The terms of the transaction has been negotiated by the parties on an arm’s-length basis.

Transactions with Directors and Officers

Certain of our directors and executive officers also serve as executive officers of companies with which we do business. None of our directors or executive officers has or had any interest in any of our business transactions that are or were unusual in their nature or conditions or significant to our business.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-55.

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

Intellectual Property

From August 2002 to March 2008, Chunghwa Picture Tubes and we were involved in three patent litigations in the United States, all involving claims of infringement on the claimant’s patent(s) relating to liquid crystal display technology. In November 2007, Chunghwa Picture Tubes and we signed a settlement agreement providing for the dismissal of all pending claims and counterclaims, and the last remaining case was dismissed in March 2008. As part of the settlement, Chunghwa Picture Tubes agreed to make a settlement payment to us as compensation.

On December 1, 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics filed a counter-claim against us for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware on March 31, 2008. The Delaware court bifurcated the trial between AU Optronics and Chi Mei Optoelectronics, holding the first trial against AU Optronics in June 2009.

Although we had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Delaware court found that the four AU Optronics patents were valid and were infringed by us, and on April 30, 2010, the Delaware court further found that our four patents were valid but were not infringed by AU Optronics. The Delaware court has yet to issue its finding on damages and thus a final judgment has not yet been rendered. The case is still ongoing and our remaining patents as well as AU Optronics’s remaining patents have yet to be tried. Once all findings by the Delaware court have been issued, we will review all available options including appeal.

On February 2, 2007, Anvik Corporation filed a complaint in the United States District Court for the Southern District of New York against us, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. Anvik is seeking monetary damages for past infringement and an injunction against future infringement.

On December 15, 2008, O2Micro International Ltd. and O2Micro Inc. (collectively, “O2 Micro”) filed a petition with the United States International Trade Commission to commence trade remedy investigations against us, our subsidiary, LG Display America, Inc., and other manufacturing companies, claiming infringement of patents relating to inverter circuits. On September 25, 2009, the International Trade Commission terminated its investigations against us and LG Display America, Inc. based on the agreement we entered into with O2 Micro.

Antitrust

In December 2006, LG Display received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. LG Display subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, LG Display executed an agreement with the U.S. Department of Justice whereby LG Display and its subsidiary, LG Display America, Inc., pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of US$400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against LG Display and LG Display America, Inc. and ordered the payment of US$400 million according to the following schedule: US$20 million plus any accrued interest by June 15, 2009, and US$76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against LG Display and LG Display America, Inc. in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections regarding alleged anti-competitive activities in the LCD industry. LG Display submitted a response to the Statement of Objections on August 11, 2009, and a hearing before the European Commission was held in September 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. On April 12, 2010, the defendants petitioned to appeal the class certification decisions with the Ninth Circuit Court of Appeals. Class certification in Canada remains pending.

In relation to the MDL Proceedings, actions alleging similar antitrust violations were brought separately by individual purchasers, including ATS Claim, LLC, AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and its subsidiary and TracFone Wireless Inc. LG Display has been vigorously defending the individual actions as well as the class action lawsuits.

In February 2007, LG Display and certain of its current and former officers and directors were named as defendants in a purported shareholder class action in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LG Display, reached an agreement in principle with the class plaintiffs to settle the action, which agreement is subject to customary conditions including court approval. On June 2, 2010, a purported shareholder class action complaint was filed in the U.S. District Court for the Southern District of New York against LG Display and certain of its current and former officers and directors on behalf of purchasers of LG Display securities on the Korea Stock Exchange. This action asserts claims and covers a purchase period that overlaps with those asserted in the litigation brought in February 2007.

In each of the foregoing matters that are ongoing, LG Display is continually evaluating the merits of the respective claims and vigorously defending itself. Irrespective of the validity or the successful assertion of the claims described above, LG Display may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have accrued liabilities in 2009 with respect to those contingencies in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2009 and may have a material adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

On February 29, 2008, we declared a cash dividend of (Won)268.4 billion to our shareholders of record as of December 31, 2007 and distributed the cash dividend to such shareholders on March 21, 2008. On March 13, 2009, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2008 and distributed the cash dividend to such shareholders on April 3, 2009. On March 12, 2010, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2009, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2009, 37,026,146 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange					New York Stock Exchange
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in thousands of DRs)
2005	(Won)	53,500	(Won)	36,000	1,048	US$	26.39	US$	16.85	818
2006		46,600		25,550	1,181		24.40		14.06	1,096
2007		56,000		26,250	2,248		31.13		14.01	1,091
2008		50,600		16,650	3,557		24.99		5.54	1,113
First Quarter		47,600		39,000	3,181		24.99		19.98	1,461
Second Quarter		50,600		39,200	4,009		24.42		18.68	974
Third Quarter		38,750		24,500	3,636		18.32		10.93	1,145
Fourth Quarter		29,950		16,650	3,410		12.82		5.54	889
2009		39,250		22,800	3,962		16.93		7.78	1,646
First Quarter		28,800		22,800	4,237		11.12		7.78	1,444
Second Quarter		34,100		28,000	4,406		12.95		10.67	1,419
Third Quarter		39,250		31,850	4,260		15.77		12.41	1,742
Fourth Quarter		39,250		28,850	2,940		16.93		11.90	1,698
October		33,600		28,850	3,192		14.65		11.90	2,284
November		32,200		28,850	2,808		14.07		12.14	1,630
December		39,250		34,000	2,821		16.93		14.85	1,174
2010
First Quarter		41,900		34,600	2,750		18.24		15.04	1,512
January		41,900		37,900	3,070		18.24		16.22	1,437
February		38,350		34,600	2,362		16.83		15.04	1,740
March		39,950		35,000	2,795		17.68		15.20	1,385
Second Quarter
April		47,900		41,150	2,627		21.10		18.54	1,423
May		46,700		41,100	3,228		21.08		16.54	1,961
June (through June 8)		45,300		42,000	3,534		18.18		16.93	2,359

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2009, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)887.9 trillion. The average daily trading volume of equity securities for 2009 was approximately 485.7 million shares with an average transaction value of (Won)5,795.6 billion.

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

The Korean government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the Korean government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

	Opening	High	Low	Closing
1979	131.28	131.28	104.38	118.97
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010 (through June 8)	1,681.71	1,757.76	1,532.68	1,651.48

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to Won
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	US$	4,223	10,565	(Won)	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,595	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	745	951,900	1,017,205	363,741	5,539,653	5,919,697
2008	763	576,888	457,122	355,205	5,189,644	4,112,238
2009	770	887,935	763,060	485,657	5,795,552	4,980,495
2010 (through June 8)	770	910,047	757,425	411,061	5,275,712	4,390,940

Source: The Korea Exchange

(1)	Converted at the Federal Reserve Noon Rate on the last business day of the period indicated (other than for 2010 (through June 8), which is converted at the Federal Reserve Noon Rate on June 4, 2010, the latest available Federal Reserve Noon Rate).

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. The Korean government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. In accordance with the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

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

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable.

Item 10.B.	Memorandum and Articles of Association

Description of Capital Stock

This section provides information relating to our capital stock, including brief summaries of material provisions of our current articles of incorporation, the Financial Investment Services and Capital Markets Act and the Korean Commercial Code. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act and the Korean Commercial Code.

General

Under our articles of incorporation, as amended in March 2010, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2009, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. We may not pay an annual dividend unless we have set aside a legal reserve in an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. We may not use legal reserves to pay cash dividends but may transfer amounts from legal reserves to capital stock or use legal reserves to reduce an accumulated deficit.

Also, we may pay an interim dividend in accordance with a resolution of the board of directors to our shareholders who are registered in the shareholders’ register as of July 1 of the relevant fiscal year, and such an interim dividend shall be made in cash.

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

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on the terms our board of directors may determine. All of our shareholders are generally entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. However, under the Korean Commercial Code, we may vary the specific terms of these preemptive rights for different classes of shares without shareholder approval. To the extent that such different terms result in placing any particular class of shareholders at a disadvantage relative to other classes, a special resolution by that disadvantaged class of shareholders is necessary.

We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

Under our articles of incorporation, as amended in March 2010, we may issue new shares pursuant to a board resolution to persons other than existing shareholders, who however will not have preemptive rights, if the new shares are, among others:

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2009, approximately 0.013% of the outstanding shares were held by our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers or providing such notice in the electronic notification system of the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. We will use Maeil Business Newspaper and The Chosun Ilbo, published in Seoul, for public notice purposes. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders.

The place of our general meetings of shareholders is decided by our board of directors, which can be our head office, our Paju Display Cluster or any other place as designated by our board of directors.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock, except that voting rights of shares of common stock held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Korean Commercial Code permits cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our articles of incorporation prohibit cumulative voting.

According to our current articles of incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders no later than one month after the end of such 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily closing prices of shares on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily closing price of shares on the Korea Exchange for the one-month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily closing price of shares on the Korea Exchange for the one-week period before the date of the adoption of the relevant board resolution. If we or the dissenting shareholders that had requested the purchase of their shares do not accept the purchase price, we or the dissenting shareholders may request a court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Business Report

At least one week before the annual general meeting of shareholders, we must make our business report and audited consolidated Korean IFRS financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of business reports, the audited consolidated Korean IFRS financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with us. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs.

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

We have not entered into any material contracts since January 1, 2007, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions.” For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources.”

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

Taxation of Dividends on Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (including local income surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Taxation of Capital Gains from Transfer of Shares of Common Stock or ADSs

As a general rule, capital gains earned by non-residents upon transfer of shares of our common stock or ADSs are subject to Korean withholding tax at the lower of (1) 11% (including local income surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the shares or ADSs, 22% (including local income surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and certain direct transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the financial investment company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation of claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on dividend income and capital gains on transfer of shares of common stock or ADSs. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including local income surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a United States corporation, (2) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 or 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Item 10.F.	Dividends and Paying Agents

Not applicable.

Item 10.G.	Statements by Experts

Not applicable.

Item 10.H.	Documents on Display

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

Not applicable.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2009, we had outstanding long-term debt, including current portion, in the amount of (Won)3,307.5 billion (US$2,842.3 million).

We have entered into interest rate swap contracts with regard to interest rates for our existing U.S. dollar-denominated floating rate long-term debt. As of December 31, 2009, US$100.0 million of our US$875.0 million aggregate principal amount of U.S. dollar-denominated floating rate long-term borrowings are hedged against interest rate fluctuations. We may enter into similar arrangements in the future to manage our exposure to changes in interest rates. Under our interest rate swap contracts, we recognized a net valuation gain of (Won)4.1 billion as other income in 2009. Details of interest rate swap contracts outstanding as of December 31, 2009 are as follows:

Bank	Contract amount (in millions of US$)		Receiving Interest Rate	Paying Interest Rate	Termination Date	Change in Fair Value at December 31, 2009 (in billions of Won)
SC First Bank	US$	100.0	Variable; 6-month LIBOR	Fixed; 5.644%	May 24, 2010	(Won)	4.1

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

As of December 31, 2009, we had US$875.0 million aggregate principal amount of U.S. dollar-denominated long-term loans, €70.0 million aggregate principal amount of Euro-denominated long-term loan and RMB 194.0 million aggregate principal amount of RMB-denominated long-term loan. The interest rate on these loans is set based on three-month LIBOR plus 0.35 to 0.66%, six-month LIBOR plus 0.41% to 0.69%, three-month Euribor plus 0.6% or 95% of the rates published by People’s Bank of China. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar-denominated, Euro-denominated and RMB-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2010		2011		2012		2013		2014		Thereafter		Total		2009
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))	(Won)	390	(Won)	400	(Won)	300		—	(Won)	200		—	(Won)	1,290	(Won)	1,152
Average interest rate		4.5%		5.4%		5.4%		—		5.9%		—
Variable Rate ((Won))	(Won)	10	(Won)	4	(Won)	34	(Won)	65	(Won)	34	(Won)	3	(Won)	150	(Won)	150
Average interest rate		4.5%		3.3%		6.0%		6.2%		6.1%		3.3%
Variable rate (RMB)	(Won)	17	(Won)	16		—		—		—		—	(Won)	33	(Won)	33
Average interest rate		5.5%		5.5%		—		—		—		—
Variable rate (EUR)	(Won)	36	(Won)	36	(Won)	36	(Won)	8		—		—	(Won)	116	(Won)	116
Average interest rate		1.3%		1.3%		1.3%		1.3%		—		—
Variable rate (US$)	(Won)	81	(Won)	620	(Won)	292	(Won)	29		—		—	(Won)	1,022	(Won)	1,022
Average interest rate		1.2%		0.8%		0.9%		1.4%		—		—
Fixed rate (US$)		—		—	(Won)	696		—		—		—	(Won)	696	(Won)	696
Average interest rate		—		—		3.1%		—		—		—		—		—

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Euro and the Japanese Yen. As of December 31, 2009, we had U.S. dollar-denominated sales-related accounts receivable of US$2,476.3 million, which represented 98.3% of our total sales-related accounts receivable balance. As of December 31, 2009, we also had Euro-denominated sales-related accounts receivable of €30.5 million and Japanese Yen-denominated sales-related accounts receivable of ¥10.9 million, which represented 1.7% and 0.0% of our total sales-related accounts receivable balance, respectively.

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

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2009. Based on our overall foreign currency exposure as of December 31, 2009, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

We hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross currency swap contracts and sales exposure using forward contracts. In 2009, we early settled our two floating to fixed cross currency swap contracts in the amount of US$100 million and US$50 million, respectively. As of December 31, 2009, we had no cross currency swap contracts outstanding. The table below sets out our foreign currency forward contracts as of December 31, 2009.

Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	175 million
Average contractual exchange rate	(Won)	1,184.44/US$
Change in fair value	(Won)	2.7 billion

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for 73.7% of our sales in 2007, and 76.5% in 2008 and 2009, respectively. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Our sales to LG International and its subsidiaries accounted for 8.3%, 6.2% and 7.3% in 2007, 2008 and 2009, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

Inflation in Korea, which was 2.5% in 2007, 5.6% in 2008 and 1.9% in 2009, has not had a material impact on our results of operations in recent years.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees

Issuance of ADSs	Up to $0.05 per ADS issued

Cancellation of ADSs	Up to $0.05 per ADS canceled

Distribution of cash dividends or ADSs pursuant to stock dividends	Up to $0.02 per ADS held

Distribution of cash proceeds or free shares in the form of ADSs.	Up to $0.02 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per security distributed

Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to $0.02 per ADS held

As a holder of our ADSs, you are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depositary Trust Company, or DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to such holder of ADSs.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Payments from the Depositary to Us

In 2009, we received the following payments from the depositary:

Reimbursement of listing fees:	$38,000
Reimbursement of settlement infrastructure fees (including DTC fees):	$8,505
Reimbursement of proxy process expenses (printing, postage and distribution):	$16,506
Reimbursement of legal fees:	$1,190,300
Contributions toward our investor relations efforts (non-deal roadshows / investor conferences and investor relations agency fees, etc.):	$186,397

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tae Sik Ahn qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., the member firms of KPMG, and their respective affiliates (collectively, “KPMG”) during the fiscal year ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
	(in millions of Won)
Audit fees	(Won)	1,820	(Won)	2,596
Audit-related fees		—		170
Tax fees		16		403
All other fees		361		280

Total fees	(Won)	2,197	(Won)	3,449

Audit fees in the above table are the fees billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by KPMG for agreed upon procedures related to various transactions involving us and our subsidiaries.

Tax fees in the above table are fees billed by KPMG for tax compliance services and other tax advice.

All other fees in the above table are the aggregate fees billed by KPMG for forensic related services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2009, no fees were approved pursuant to the de minimis exception.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our Outside Director Nomination and Corporate Governance Committee is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted the Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description
1.1	Articles of Incorporation (translation in English)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

4.1*	Joint Venture Agreement by LG Display and Nippon Electric Glass Co., Ltd. (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 11, 2005)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

101***	Instance Document

101***	Schema Document

101***	Calculation Linkbase Document

101***	Definition Linkbase Document

101***	Labels Linkbase Document

101***	Presentation Linkbase Document

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.
***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

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

Date: June 9, 2010

[Financial Statements]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.)

In our opinion, the consolidated statements of income, of changes in stockholders’ equity and of cash flows for the year ended December 31, 2007 present fairly, in all material respects, the results of operations and cash flows of LG Display Co., Ltd (formerly, LG.Philips LCD Co., Ltd.) and its subsidiaries (the “Company”) for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 7, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated balance sheets of LG Display Co., Ltd. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LG Display Co., Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the “Management’s Annual Report on Internal Control over Financial Reporting. ” Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

June 8, 2010

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2009

(In millions of Korean Won, and thousands of U.S. dollars, except share data)	2008		2009		2009 (note 3)
Assets
Current assets:
Cash and cash equivalents	(Won)	1,352,752	(Won)	817,982	$702,945
Short-term financial instruments		2,055,000		2,500,000	2,148,412
Accounts receivable, net (note 4)
Trade, net		1,209,890		1,746,777	1,501,119
Due from related parties		804,810		1,203,468	1,034,218
Others, net		36,088		79,978	68,730
Prepaid expenses		43,589		44,017	37,827
Prepaid value added tax		176,379		95,892	82,406
Deferred income tax assets (note 15)		85,753		211,761	181,981
Inventories (note 6)		1,136,673		1,667,780	1,433,232
Investment securities (notes 5 and 20)		74		—	—
Other current assets		119,836		83,780	71,998

Total current assets		7,020,844		8,451,435	7,262,868

Long-term prepaid expenses		171,219		162,495	139,643
Property, plant and equipment, net (notes 9 and 25)		9,296,364		9,666,540	8,307,085
Intangible assets, net (note 10)		171,019		226,990	195,067
Deferred income tax assets (note 15)		494,263		681,383	585,557
Investment securities (notes 5 and 20)		126,455		126,681	108,865
Equity method investments (note 7)		79,474		278,261	239,128
Other non-current assets		152,435		125,826	108,130

Total assets	(Won)	17,512,073	(Won)	19,719,611	$16,946,343

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (notes 12 and 19)	(Won)	601,068	(Won)	770,913	$662,496
Current installments of long-term debt and debentures (notes 13 and 20)		553,430		1,229,362	1,056,471
Trade accounts payable
Trade		633,405		1,206,031	1,036,421
Due to related parties		354,606		825,391	709,312
Other accounts payable (note 25)
Others		1,166,104		997,764	857,443
Due to related parties		877,602		598,850	514,631
Accrued expenses		203,488		629,691	541,134
Income taxes payable (note 15)		294,494		145,326	124,888
Other current liabilities (note 11)		108,981		126,610	108,804

Total current liabilities		4,793,178		6,529,938	5,611,600

Long-term debt, excluding current installments (notes 13, 19 and 20)		2,959,779		2,078,102	1,785,848
Long-term other payables (notes 1 and 20)		531,757		407,907	350,541
Long-term accrued expenses		16,471		18,596	15,981
Long-term advance receipt (note 19)		—		583,800	501,697
Accrued severance benefits, net (note 14)		70,232		58,976	50,682
Other non-current liabilities (note 11)		89,856		88,355	75,929

Total liabilities		8,461,273		9,765,674	8,392,278

Stockholders’ equity (note 16)
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2008 and 2009		1,789,078		1,789,078	1,537,471
Capital surplus		2,253,445		2,257,339	1,939,878
Accumulated other comprehensive income		176,949		144,423	124,113
Retained earnings		4,831,328		5,763,097	4,952,603

Total stockholders’ equity		9,050,800		9,953,937	8,554,065

Commitments and contingencies (note 19)

Total liabilities and stockholders’ equity	(Won)	17,512,073		19,719,611	$16,946,343

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2007, 2008 and 2009

(In millions of Korean Won, and thousands of U.S. dollars, except earnings per share)

	2007		2008		2009		2009 (note 3)
Sales (note 22)
Related parties	(Won)	5,475,969	(Won)	6,401,173	(Won)	7,589,663	$6,522,290
Others		8,875,997		9,872,945		12,448,039	10,697,408

		14,351,966		16,274,118		20,037,702	17,219,698

Cost of sales		12,072,257		13,609,094		17,824,767	15,317,979

Gross profit		2,279,709		2,665,024		2,212,935	1,901,719

Selling, general and administrative expenses		801,406		895,919		1,192,071	1,024,425
Antitrust (note 19)		—		534,800		325,784	279,967

Operating income		1,478,303		1,234,305		695,080	597,327

Other income (expense)
Interest income		58,348		212,651		129,332	111,143
Interest expense		(206,670)		(152,197)		(124,948)	(107,376)
Foreign exchange gain (loss), net		71,046		(242,748)		270,676	232,609
Rental income		3,796		3,203		4,116	3,537
Legal settlement (note 19)		146,606		—		—	—
Gain (loss) from redemption of debentures, net (note 13)		(17,632)		1,140		(173)	(149)
Others, net		19,472		17,058		41,010	35,244

Total other income (expense), net		74,966		(160,893)		320,013	275,008

Earnings before income tax expense (benefit)		1,553,269		1,073,412		1,015,093	872,335
Income tax expense (benefit) (note 15)		208,890		168,011		(95,584)	(82,141)

Net income		1,344,379		905,401		1,110,677	954,476
Less: Net income attributable to noncontrolling interest		—		2		—	—

Net income attributable to LG Display Co., Ltd.	(Won)	1,344,379	(Won)	905,399	(Won)	1,110,677	$954,476

Earnings per share (note 18)
Basic	(Won)	3,755	(Won)	2,529	(Won)	3,102	$2.67

Diluted	(Won)	3,708	(Won)	2,497	(Won)	3,070	$2.64

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2007, 2008 and 2009

	Common Stock			Capital Surplus		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
(In millions of Korean Won except number of shares)	Shares	Amount
Balance as of December 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,246,947	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Stock compensation expense					2,691						2,691
Contribution from noncontrolling interest holders
Comprehensive income:
Net income							1,344,379				1,344,379
Cumulative translation adjustment, net of tax									46,693		46,693
Net unrealized loss in cash flow hedge derivatives, net of tax									(18,640)		(18,640)

Total comprehensive income											1,372,432

Balance as of December 31, 2007	357,815,700	(Won)	1,789,078	(Won)	2,249,638	(Won)	4,194,291	(Won)	15,686	(Won)	8,248,693

Stock compensation expense					1,474						1,474
Payment of dividend							(268,362)				(268,362)
Beneficial conversion feature related to US dollar-denominated convertible bonds					2,333						2,333
Distribution to noncontrolling interest holders
Comprehensive income:
Net income							905,399				905,399
Unrealized gains on investment securities, net of tax									21,899		21,899
Cumulative translation adjustment, net of tax									136,692		136,692
Net unrealized gain in cash flow hedge derivatives, net of tax									2,672		2,672

Total comprehensive income											1,066,662

Balance as of December 31, 2008	357,815,700	(Won)	1,789,078	(Won)	2,253,445	(Won)	4,831,328	(Won)	176,949	(Won)	9,050,800

Payment of dividend							(178,908)				(178,908)
Beneficial conversion feature related to US dollar-denominated convertible bonds					3,894						3,894
Comprehensive income:
Net income							1,110,677				1,110,677
Unrealized losses on investment securities, net of tax									(24,018)		(24,018)
Cumulative translation adjustment, net of tax									(10,345)		(10,345)
Net unrealized gain in cash flow hedge derivatives, net of tax									1,837		1,837

Total comprehensive income											1,078,151

Balance as of December 31, 2009	357,815,700	(Won)	1,789,078	(Won)	2,257,339	(Won)	5,763,097	(Won)	144,423	(Won)	9,953,937

	Common Stock			Capital Surplus		Retained Earnings		Accumulated Other Comprehensive Income		Total equity
(In thousands of U.S. dollars) (Note 3)	Shares	Amount
Balance as of December 31, 2008	357,815,700		$1,537,471		$1,936,532		$4,151,874		$152,064		$7,777,941
Payment of dividend							(153,747)				(153,747)
Beneficial conversion feature related to US dollar-denominated convertible bonds					3,346						3,346
Comprehensive income:
Net income							954,476				954,476
Unrealized losses on investment securities, net of tax									(20,640)		(20,640)
Cumulative translation adjustment, net of tax									(8,890)		(8,890)
Net unrealized gain in cash flow hedge derivatives, net of tax									1,579		1,579

Total comprehensive income											926,525

Balance as of December 31, 2009	357,815,700		$1,537,471		$1,939,878		$4,952,603		$124,113		$8,554,065

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2008 and 2009

(In millions of Korean Won, and thousands of U.S. dollars)	2007		2008		2009		2009 (note 3)
Cash flows from operating activities:
Net income	(Won)	1,344,379	(Won)	905,401	(Won)	1,110,677	$954,476
Adjustments for:
Depreciation		2,780,812		2,493,512		2,783,732	2,392,242
Amortization of intangible assets		15,824		13,184		43,121	37,057
Loss (gain) on disposal of property, plant and equipment, net		2,656		(311)		(232)	(199)
Impairment losses on property, plant and equipment		44,398		83		664	571
Loss (gain) from redemption of debentures, net		17,632		(1,140)		173	149
Loss (gain) on foreign currency translation, net		836		411,479		(272,685)	(234,336)
Amortization of debt issuance cost		1,717		1,805		1,528	1,313
Provision for warranty reserve		77,852		90,063		113,866	97,851
Provision for severance benefits		62,828		68,992		79,525	68,341
Deferred income tax expense (benefit)		122,361		(157,626)		(284,223)	(244,252)
Others, net		101,669		12,878		283,559	243,682

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable		(1,446,420)		177,936		(911,820)	(783,586)
Decrease (increase) in inventories		227,666		(312,749)		(531,108)	(456,416)
Decrease in prepaid expenses		18,405		26,870		29,382	25,249
Decrease (increase) in prepaid value added tax		(10,506)		(70,455)		96,635	83,044
Decrease (increase) in other current assets		10,139		(18,668)		8,981	7,718
Decrease (increase) in other non-current assets		(78,049)		(23,647)		21,276	18,284
Increase in trade accounts payable		36,778		83,729		1,021,807	878,105
Increase (decrease) in other accounts payable		(19,853)		195,692		45,273	38,906
Increase in accrued expenses		43,421		102,689		161,170	138,504
Increase (decrease) in other current liabilities		42,607		62,120		(247,810)	(212,959)
Increase in long-term advances received		—		—		695,500	597,688
Increase (decrease) in other non-current liabilities		(88,188)		463,631		(97,592)	(83,867)

Net cash provided by operating activities		3,308,964		4,525,468		4,151,399	3,567,565

Cash flows from investing activities:
Acquisition of short-term financial instruments		(785,000)		(3,320,000)		(4,000,000)	(3,437,460)
Proceeds from disposal of short-term financial instruments		—		2,050,000		3,555,000	3,055,042
Acquisition of investment securities		(39)		(96,260)		(29,246)	(25,133)
Acquisition of property, plant and equipment
From related parties		(408,244)		(1,238,009)		(1,021,011)	(877,421)
From others		(1,169,075)		(1,510,568)		(2,757,647)	(2,369,825)
Proceeds from disposal of property, plant and equipment		5,547		2,975		7,850	6,746
Acquisition of intangible assets		(18,651)		(125,413)		(109,017)	(93,685)
Acquisition of equity method investments		—		(46,755)		(186,477)	(160,252)
Others, net		(6,612)		(6,220)		(9,603)	(8,252)

Net cash used in investing activities		(2,382,074)		(4,290,250)		(4,550,151)	(3,910,240)

Cash flows from financing activities:
Proceeds from (repayment of) short-term borrowings, net		(245,335)		596,407		151,180	129,919
Proceeds from issuance of long-term debts		887,434		23,637		868,319	746,203
Repayment of long-term debt		(1,364,400)		(503,916)		(957,612)	(822,938)
Proceeds from long-term other payables		39,843		14,608		—	—
Payment of dividend		—		(268,362)		(178,908)	(153,747)
Distribution to noncontrolling interest holders		—		(88)		—	—

Net cash used in financing activities		(682,458)		(137,714)		(117,021)	(100,563)

Effect of exchange rate changes on cash and cash equivalents		(2,457)		58,825		(21,679)	(18,630)
Net increase in cash and cash equivalents from change in consolidated subsidiaries		86		—		2,682	2,305
Net increase (decrease) in cash and cash equivalents		242,061		156,329		(534,770)	(459,563)
Cash and cash equivalents, beginning of the year		954,362		1,196,423		1,352,752	1,162,508

Cash and cash equivalents, end of the year	(Won)	1,196,423	(Won)	1,352,752	(Won)	817,982	$702,945

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

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

On February 29, 2008, the Controlling Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Koninklijke Philips Electronics N.V. (“Philips”)’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products.

On March 16, 2009, Philips sold its remaining 13.20% share interest in the Controlling Company. Consequently, Philips no longer has an equity interest and therefore is no longer a principal owner of the Company.

As of December 31, 2009, the Controlling Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Others	222,190,700	62.10

	357,815,700	100.00

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

The Controlling Company’s subsidiaries as of December 31, 2009 are as follows:

Subsidiaries	Country of Incorporation	Percentage of Ownership (%)
		2007	2008	2009
LG Display America, Inc.	US	100	100	100
LG Display Japan Co., Ltd.	Japan	100	100	100
LG Display Germany GmbH	Germany	100	100	100
LG Display Taiwan Co., Ltd.	Taiwan	100	100	100
LG Display Nanjing Co., Ltd.	China	100	100	100
LG Display Shanghai Co., Ltd.	China	100	100	100
LG Display Poland Sp. zo.o.	Poland	80	80	80
LG Display Guangzhou Co., Ltd.	China	100	84	89
LG Display Shenzhen Co., Ltd.	China	100	100	100
LG Display Singapore Pte. Ltd.	Singapore	—	—	100
LG Electronics (Nanjing) Plasma Co., Ltd.	China	—	—	100

LG Display Hong Kong Co., Ltd., a consolidated subsidiary in 2008, was liquidated in November 2009. LG Display Singapore Pte. Ltd. was incorporated in Singapore on January 12, 2009, to sell TFT-LCD products. In July 2009, the Controlling Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process to module production. In accordance with the agreement, the Controlling Company acquired all of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009.

In December 2007, Toshiba Corporation (“Toshiba”) acquired a 20% interest in LG Display Poland Sp. zo.o. (“LG Display Poland”). In connection with the transaction, Toshiba, LGD and LG Display Poland entered into an agreement whereby LGD or LG Display Poland each has a call option to repurchase Toshiba’s 20% interest in LG Display Poland and Toshiba has a put option to sell its 20% interest in LG Display Poland to LGD or LG Display Poland at a fixed price that equals Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 480-10, Distinguishing Liabilities from Equity—Overall (EITF 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Noncontrolling Interest in That Subsidiary), LG Display Poland is consolidated as a wholly owned subsidiary and Toshiba’s 20% interest in LG Display Poland is accounted for as a financing and recorded as long-term other payables in the amount of (Won)38,445 million and (Won)38,346 million as of December 31, 2008 and 2009, respectively.

In June 2008, Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% interest in LG Display Guangzhou Co., Ltd. (“LG Display Guangzhou”). In connection with the transaction, Skyworth and LGD entered into an agreement whereby LGD has a call option to buy Skyworth’s 16% interest in LG Display Guangzhou and Skyworth has a put option to sell its 16% interest in

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

LG Display Guangzhou to LGD at a fixed price that equals Skyworth’s investment at cost. The call and put options are exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. In 2009, as a result of LGD’s additional investment in LG Display Guangzhou, Skyworth’s equity interest in LG Display Guangzhou decreased from 16% to 11%. In accordance with ASC Subtopic 480-10 (EITF 00-4), LG Display Guangzhou is consolidated as a wholly owned subsidiary and Skyworth’s 11% interest in LG Display Guangzhou is accounted for as a financing and recorded as long-term other payables in the amount of (Won)14,356 million and (Won)13,948 as of December 31, 2008 and 2009, respectively.

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

Noncontrolling Interest

On January 1, 2009, the Company adopted an amendment to ASC 810 (Statement of Financial Accounting Standards (“SFAS”) 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51), which requires certain retrospective changes to the presentation of the financial statements. This amendment requires noncontrolling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of income as part of consolidated net earnings and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of total equity. As of December 31, 2008 and 2009, the Company did not have any noncontrolling interests. The adoption of the amendment to ASC 810 did not have a material impact on the Company’s consolidated financial statements and accordingly, the Company did not retrospectively apply changes to the presentation of the comparative financial statements.

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

December 31, 2007, 2008 and 2009

Foreign Currency Transactions and Translation

The functional currency of the Controlling Company’s subsidiaries in Nanjing and Guangzhou, China is the Chinese Renminbi. The functional currency of the Controlling Company’s subsidiary in Poland is Zloty and that of the remaining foreign subsidiaries is the US dollar. The functional currency of the Controlling Company is the Korean Won. Transactions that are denominated in currencies other than the functional currency of the respective entity are re-measured into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at each balance sheet date. The resulting foreign currency transaction gains and losses are included as foreign exchange gain (loss), a component of other income (expense) in the consolidated statements of income.

The Controlling Company’s reporting currency is the Korean Won. Asset and liabilities of foreign operations with a functional currency other than the Korean Won are translated into Korean Won using the exchange rates at each balance sheet date. Revenues and expenses are translated into Korean Won at average rates prevailing during the reporting period. The gains and losses, net of tax, resulting from translation into Korean Won are reported as a separate component of accumulated other comprehensive income (loss) within equity.

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

The Company has several accounts receivable selling programs with banks. The sale of the receivables is accounted for under ASC Topic 860, Transfers and Servicing (SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities). Under that guidance, receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables. (note 4).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

In addition, the Controlling Company has agreements with banks and other financial institutions for accounts receivable negotiating facilities under which the Controlling Company sells accounts receivable due from its subsidiaries. The Company accounts for the sale of accounts receivable as short-term borrowings in the consolidated balance sheets (note 12) in accordance with ASC Topic 860.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “Interest Expense” line item in the consolidated statements of income. Dividend and interest income are recognized when earned.

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

The Company capitalizes interest on borrowings during the construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)239,910 million, (Won)190,275 million and (Won)153,891 million for the years ended December 31, 2007, 2008 and 2009, respectively, of which approximately (Won)33,240 million, (Won)38,078 million and (Won)28,943 million, respectively, was capitalized.

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

Costs incurred during the application development stage related to the development of software for internal use are capitalized. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred.

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

December 31, 2007, 2008 and 2009

If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Stock Appreciation Plan

The Company’s employee stock-based compensation awards are recognized as an expense in the financial statements and such costs are measured at the fair value of the awards. The Company determines the fair value of the award using the Black-Scholes option-pricing model.

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

Transfer of title and risk of ownership of the Company’s product generally occurs on delivery and acceptance at the customers’ premises, at which point revenue is recognized.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

expensed as incurred. The Company has expensed (Won)415,081 million, (Won)501,551 million and (Won)775,701 million during the years ended December 31, 2007, 2008 and 2009, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)19,539 million, (Won)19,503 million and (Won)19,598 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative expenses. Shipping and handling costs for the years ended December 31, 2007, 2008 and 2009, amounted to (Won)194,081 million, (Won)209,665 million and (Won)350,352 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 amounted to (Won)30,433 million, (Won)48,964 million and (Won)59,545 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities related to temporary differences between the financial statement and tax bases of assets and liabilities, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. In assessing the likelihood of realization, management considers all currently available evidence for future years, both positive and negative. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations regarding the need for a valuation allowance, are recognized for the amount carried forward.

The Company adopted ASC Subtopic 740-10 – Income Taxes—Overall (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes), on January 1, 2007. That guidance clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity’s uncertain income tax positions. The initial adoption of ASC Subtopic 740-10 did not have any impact on the Company’s consolidated financial statements. The Company recognizes accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

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

On January 1, 2009 the Company adopted the provisions of ASC Subtopic 815-10, Derivatives and Hedging – Overall (SFAS 161, Disclosures about Derivative Instruments and Hedging Activities), which amends the disclosure requirements for derivative instruments and hedging activities. The amended disclosures require entities to provide information to enable users of the financial statements to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC Topic 815, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. (note 8)

Deferred Bond Issuance Costs

Costs that are directly related to the issuance of bonds are capitalized and amortized over the term of the debt using the effective interest rate method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

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

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of ASC Topic 820, Fair Value Measurements and Disclosures (SFAS 157, Fair Value Measurements) for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. See note 5 to the Company’s consolidated financial statements.

The Company has no non-financial assets and liabilities that are required to be measured at fair value on a recurring basis during 2009.

Fair Value Option

Effective January 1, 2008, the Fair Value Option provisions of the Subsections of ASC Subtopic 825-10, Financial Instruments – Overall (SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities), permits the Company to elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. During 2008, the Company did not elect to use the Fair Value Option. During 2009, the Company elected to use the Fair Value Option for certain eligible financial assets (See note 20 for the impact of adopting fair value option provisions on the Company’s financial position and results of operations).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Financial Reporting after 2009

The Company has decided to report its financial statements using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board after December 31, 2009 and the Company will discontinue the use of U.S. GAAP financial reporting. Consequently, the Company’s 2009 consolidated financial statements under IFRS may be materially different than the accompanying 2009 U.S. GAAP consolidated financial statements.

3.	United States Dollar Convenience Translations

The Controlling Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,163.65 : US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2009. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in the United States of America. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

4.	Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean Won)	2008		2009
Trade	(Won)	1,210,924	1,747,142
Due from related parties		804,810	1,203,468
Others		36,364	80,088

		2,052,098	3,030,698
Allowance for doubtful accounts		(1,310)	(475)

	(Won)	2,050,788	3,030,223

The activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 is as follows:

(in millions of Korean Won)	2007		2008	2009
Allowance for doubtful accounts at beginning of year	(Won)	3,631	10,261	1,310
Additions/Deductions to bad debt expense		6,638	(8,951)	(835)
Write-offs charged against the allowance		(8)	—	—

Allowance for doubtful accounts at end of year	(Won)	10,261	1,310	475

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

The Controlling Company entered into accounts receivable insurance programs with insurance companies to reduce collection risk of accounts receivable due from certain customers with relatively low credit ratings. As of December 31, 2009, the insurance programs cover 95 percent of the insured customers’ accounts receivable balance.

The Controlling Company has negotiated trade accounts receivable due from the subsidiaries through banks. The trade accounts receivable negotiated but have not matured, were recorded as short-term borrowings. Those amounted to (Won)601,068 million (US$478 million) as of December 31, 2008, and (Won)229,787 million (US$187 million and JP¥950 million) as of December 31, 2009, respectively.

As of December 31, 2009, the Company entered into accounts receivable selling programs with banks and accounts and notes receivable amounting to US$601 million were sold under these programs in 2009. For the year ended December 31, 2009, the Company recognized (Won)4,307 million as loss on disposal of trade accounts and notes receivable. (note19(a))

5.	Investment Securities

Investment securities as of December 31, 2008 and 2009 are as follows:

(in millions of Korean Won)	2008		2009
	Carrying amount		Acquisition cost	Carrying amount	Fair value
Available for sale securities:
Debt securities:
HannStar Display Corporation(*)	(Won)	126,455	96,249	91,394	91,394
Government bonds		74	83	83	83
Equity securities:
Prime View International Co., Ltd.		—	11,522	12,912	12,912
Formosa Epitaxy Inc.		—	3,128	4,841	4,841
Others		—	109	108	108

Trading securities:
Debt securities:
(Fair value option elected)
Everlight Electronics Co., Ltd.		—	14,404	17,343	17,343

	(Won)	126,529	125,495	126,681	126,681

(*)

During 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stock is convertible into common stock of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from the

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

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

Investment securities are all classified as available-for-sale securities except investment in Everlight Electronics Co., Ltd., for which the fair value option has been elected.

6.	Inventories

Inventories comprise the following at December 31:

(in millions of Korean Won)	2008		2009
Finished goods	(Won)	539,387	763,181
Merchandise		940	—
Work-in-process		358,091	544,070
Raw materials		168,188	228,631
Supplies		70,067	131,898

	(Won)	1,136,673	1,667,780

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

7.	Equity Method Investments

Investments in affiliated companies accounted for under the equity method consist of the following:

(in millions of Korean Won)

	Percentage of	Carrying value
Affiliated Company	Ownership (%)	2008		2009
Paju Electric Glass Co., Ltd.	40.00	(Won)	25,841	33,901
TLI Inc. (*1)	12.69		13,116	14,984
AVACO Co., Ltd. (*1)	19.90		5,831	5,374
New Optics Ltd.	36.68		11,789	11,736
Guangzhou New Vision Technology Research and Development Limited	50.00		4,569	3,996
Suzhou Raken Technology Ltd. (*2)	51.00		18,328	97,348
ADP Engineering Co., Ltd. (*1)	12.93		—	4,273
WooRee LED Co., Ltd.	29.57		—	12,097
Dynamic Solar Design Co., Ltd.	40.00		—	5,964
RPO, Inc.	25.96		—	14,538
Global OLED Technology LLC	49.00		—	72,250
LB Gemini New Growth Fund No.16	30.64		—	1,800

Total		(Won)	79,474	278,261

(*1)	Although the Company’s share interests in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director on the board of directors of the investees and, accordingly, the investments in these investees have been accounted for using the equity method. Based on quoted market price at December 31, 2009, the fair value of the investment in TLI Inc., AVACO Co., Ltd. and ADP Engineering Co., Ltd. was (Won)15,032 million, (Won)14,607 million and (Won)17,040 million, respectively.
(*2)	Despite its 51% equity interest, management concluded that the Company does not have control of Suzhou Raken Technology Ltd. because the minority shareholder has substantive participating rights. Accordingly, investment in Suzhou Raken Technology Ltd. was excluded from consolidation and was accounted for as equity method investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

8.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedges

During the years ended December 31, 2007 and 2008, 279 and 185 foreign currency forward contracts were designated as cash flow hedges, respectively. As of October 1, 2008, the Company discontinued the use of hedge accounting for derivatives related to arrangements entered into after that date, as management stopped designating those derivatives as a hedging instrument. During the year ended December 31, 2008, derivative losses amounting to (Won)1,837 million were recognized in accumulated other comprehensive income, net of tax and since then, derivative losses amounting to (Won)1,517 were charged to statement of operations. The deferred loss of (Won)1,837 million was reclassified into earnings upon the completion of the related forecasted hedged transactions on January 28, 2009.

During the years ended December 31, 2007 and 2008, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)(1,609) million and (Won)(2,534) million were recorded in other comprehensive income.

Derivatives for trading

For the years ended December 31, 2007, 2008 and 2009, the Company recorded exchange gains of (Won)27,309 million, (Won)104,564 million and (Won)55,025 million and exchange losses of (Won)55,630 million, (Won)323,829 million and (Won)62,718 million, respectively, upon settlement on derivative contracts designated for trading.

Fair value of derivative instruments held as of December 31, 2008 and 2009 is as follows:

(in millions of Korean Won)		Asset derivatives
		2008		2009
		Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives for trading
Interest rate swap	(Won)	Other current assets	—	Other current assets	63
Cross currency swap		Other non-current assets	39,649	—	—
Foreign currency forward		Other current assets	24,574	Other current assets	2,674

	(Won)		64,223		2,737

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

(in millions of Korean Won)		Liability derivatives
		2008		2009
		B/S Location	Fair Value	B/S Location	Fair Value
Derivatives for trading
Interest rate swap	(Won)	Other current liabilities	5,421	Other current liabilities	3,761
		Other non-current liabilities	2,596	—	—
Cross currency swap		Other current liabilities	6,576	—	—
Foreign currency forward		Other current liabilities	1,517	—	—

	(Won)		16,110		3,761

The effect of derivative instruments on the statement of income for the year ended December 31, 2009:

(in millions of Korean Won)	Amount of loss recognized in OCI on derivative (effective portion)		Location of loss reclassified from AOCI into income (effective portion)	Amount of loss reclassified from AOCI into income (effective portion)
Derivatives in ASC Topic 815 cash flow hedging relationships
Foreign currency forward	(Won)	—	Sales	1,837

(in millions of Korean Won)	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Derivatives for trading
Interest rate swap	Interest expenses	(Won)	(452)
Cross currency swap	Foreign exchange loss		(9,275)
Foreign currency forward	Foreign exchange gain, net		2,034

		(Won)	(7,693)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

9.	Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31:

(in millions of Korean Won)	2008		2009
Land	(Won)	414,609	425,169
Buildings		2,829,317	3,671,174
Machinery, equipment and vehicles		15,402,562	19,999,920
Tools, furniture and fixtures		730,304	773,142
Construction-in-progress		4,096,727	1,593,144

		23,473,519	26,462,549
Accumulated depreciation		(14,177,155)	(16,796,009)

	(Won)	9,296,364	9,666,540

10.	Intangible Assets

Intangible assets comprised the following at December 31:

(in millions of Korean Won)	2008
	Intellectual property rights		Purchased software	Privileges for industrial water facilities	Construction- in- progress (software) (*)	Others	Total
Acquisition cost	(Won)	83,621	32,704	12,472	107,920	602	237,319
Accumulated amortization		(31,310)	(27,353)	(7,371)	—	(266)	(66,300)

Intangible assets, net	(Won)	52,311	5,351	5,101	107,920	336	171,019
Weighted average amortization periods		9.92	4.00	10.00	N/A	10.00

(in millions of Korean Won)	2009
	Intellectual property rights		Purchased software	Privileges for industrial water facilities	Construction- in- progress (software)	Others	Total
Acquisition cost	(Won)	102,267	202,054	12,476	18,967	647	336,411
Accumulated amortization		(39,669)	(60,999)	(8,384)	—	(369)	(109,421)

Intangible assets, net	(Won)	62,598	141,055	4,092	18,967	278	226,990
Weighted average amortization periods		9.95	4.00	10.00	N/A	10.00

(*)	As of December 31, 2008, construction-in-progress (software) consists of costs associated with the implementation of the Company’s new Enterprise Resource Planning system.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Amortization expense for the years ended December 31, 2007, 2008 and 2009 amounted to (Won)15,824 million, (Won)13,184 million and (Won)43,124 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean Won)

For the years ended December 31,
2010	(Won)	62,304
2011		57,783
2012		53,897
2013		23,801
2014		7,967

11.	Accrued Warranty Obligations

Changes in accrued warranty liability for the years ended December 31, 2007, 2008 and 2009 are as follows:

(in millions of Korean Won)	2007		2008	2009
Accrued warranty at beginning of year	(Won)	31,261	49,295	58,105
Additions		77,852	90,063	113,866
Utilization		(59,818)	(81,253)	(108,375)

Accrued warranty at end of year	(Won)	49,295	58,105	63,596

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

12.	Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean Won)	2008		2009
U.S. Dollar denominated debt:
Loans from discounting of accounts receivable, principally from banks :
with interest rates of LIBOR + 0.65 ~ 1.00%	(Won)	601,068	217,784
Loans, principally from related party
with interest rates of 1.15%		—	34,394
Loans, principally from banks
with interest rates of 6ML + 1.18%		—	34,027

		601,068	286,205
Japanese Yen denominated debt:
Loans from discounting of accounts receivable, principally from banks :
with interest rates of LIBOR + 1.00%	(Won)	—	12,003
Loans, principally from banks
with interest rates of 3M LIBOR + 2.8 ~ 5.5%		—	189,423
with interest rates of 6M LIBOR + 1.4%		—	63,141
with interest rates of 6M LIBOR + 0.9 ~ 2.0%		—	220,141

		—	484,708

	(Won)	601,068	770,913

(*)	LIBOR represent London Inter-Bank Offered Rates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

13.	Long-Term Debt

Long-term debt comprises the following at December 31:

(in millions of Korean Won)	2008		2009
Won denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2009 with interest rate of 6.08% per annum	(Won)	9,850	—
Due 2011 with interest rate of 5.43%		—	200,000
Due 2012 to 2014 with Industrial Finance Bonds interest rate + 3.29% per annum		—	120,000
Due 2010 with KDB(*) Reference interest rate + 0.77% per annum		37,500	7,500
Due 2009 to 2015 with interest rate of 3-year Korean Treasury Bond -1.25% per annum		18,982	18,380
Due 2012 to 2017 with interest rate of 3-year Korean Treasury Bond -1.25% per annum		—	3,914
Unsecured bonds with interest rates ranging from 3.50 % to 5.89%:
Due 2009 to 2014, net of unamortized discount		1,447,026	1,089,736

		1,513,358	1,439,530

(*) KDB represents Korea Development Bank

U.S. dollar denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2009 to 2010 with interest rate of 6M LIBOR+0.50% per annum	(Won)	109,046	50,623
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 6M LIBOR+0.68% per annum		31,461	48,707
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.47% per annum		251,500	233,520
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 6M LIBOR+0.41% per annum		251,500	233,520
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.35% per annum		125,750	116,760
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate of 6M LIBOR+0.69% per annum		62,875	58,380
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.66% per annum		176,050	163,464
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.53% per annum		125,750	116,760
Zero Coupon Convertible Bond due 2012 (put year : 2010)		728,559	696,495

		1,862,491	1,718,229

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

(in millions of Korean Won)	2008		2009
Euro denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate 3M EURIBOR+0.60% per annum		124,474	116,519

(*) EURIBOR represents Euro Interbank Offered Rate

Chinese Renminbi denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 95% of the Basic Rate published by the People’s Bank of China		12,886	33,186

Less : Current installments		(553,430)	(1,229,362)

	(Won)	2,959,779	2,078,102

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

On April 19, 2005, the Company issued U.S. dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of the principal amount at maturity. The bondholders had a put option to be repaid at 108.39% of the principal amount on October 19, 2007. On September 19, 2007, put option for US$459.6 million was exercised and bonds were paid on October 19, 2007. On the same date, the Company exercised its call option to redeem the remaining outstanding convertible bonds amounting to US$15.4 million. For the year ended December 31, 2007, the Company recorded loss on redemption of debentures of (Won)19,216 million due to the redemption of convertible bonds.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price, subject to adjustment based on certain events. In 2008 and 2009, the conversion price was changed from (Won)49,070 to (Won)48,760 and (Won)48,760 to (Won)48,251 per share due to payment of cash dividends of (Won)750 and (Won)500 per share for each year ended December 31, 2007 and 2008, respectively. The bonds will mature in five years from the issue date and will be repaid at 116.77 % of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75 % of their principal amount on April 18, 2010. The number of common shares to be issued if the outstanding convertible bonds are fully converted is 10,641,851 shares as of December 31, 2009. The Company is entitled to exercise a call option after three years from the issue date at the amount of the principal and interests, calculated at 3.125% of the yield to maturity, from the issue date to the repayment date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interests from the issue date to the repayment date prior to their maturity.

In April 2010, a put option for US$484 million was exercised and US$531 million (109.75%) was repaid to the bondholders. The number of common shares to be issued if the remaining convertible bonds are fully converted is 1,281,697.

Principal of the Won denominated unsecured bonds is to be repaid at maturity and interests are paid quarterly. The Company has redeemed Won denominated unsecured bonds with face value amounting to (Won) 80,000 million and (Won)86,000 million during the years ended December 31, 2008 and 2009, respectively. As a result, the Company recognized a net gain (loss) from redemption of debentures amounting to (Won)1,140 million and (Won)(173) million in 2008 and 2009, respectively.

The aggregate annual maturities of long-term debt outstanding as of December 31, 2009 are as follows:

(in millions of Korean Won)

	Won denominated Loans		US Dollar denominated Loans	Euro denominated Loans	RMB denominated Loans	Zero Coupon Convertible Bonds (*)	Total
For the years ending December 31,
2010		399,608	80,814	35,852	16,593	696,495	1,229,362
2011		403,796	619,830	35,852	16,593		1,076,071
2012		334,188	291,900	35,852			661,940
2013		64,579	29,190	8,963			102,732
2014		233,978					233,978
Thereafter		3,381					3,381

	(Won)	1,439,530	1,021,734	116,519	33,186	696,495	3,307,464

(*)	Put option for US$484 million was exercised and accordingly, US$531 million (109.75%) was repaid in April, 2010. If not converted, the remaining US$66 million matures in 2012 and will be repaid at US$77 million (116.77%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

14.	Accrued Severance Benefits

Accrued severance benefits are as follows as of December 31:

(in millions of Korean Won)	2008		2009
Balance at beginning of year	(Won)	153,535	202,013
Provisions for severance benefits		68,992	79,525
Transferred from affiliated companies		3,339	1,630
Actual severance payments		(23,853)	(47,921)

Balance at end of year		202,013	235,247

Cumulative Deposits to National Pension Fund		(479)	(402)
Balance of the severance insurance deposits		(131,302)	(175,869)

Net balance	(Won)	70,232	58,976

The severance benefits are funded approximately 65.0% and 74.8% as of December 31, 2008 and 2009, respectively, through severance insurance deposits for the payment of severance benefits. The Company has no additional liability once the amount has been contributed, thus the Company deducts contributions made to National Pension Fund and the severance insurance deposits from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., WooriAviva Life Insurance Co., Ltd., Korea Life Insurance Co., Ltd., Green Cross Life Insurance Co., Ltd and LIG Insurance Co., Ltd. and these deposits earn interests at average rates ranging from 4.9% to 5.2% for the year ended December 31, 2008 and 4.1% to 7.0% for the year ended December 31, 2009.

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean Won)

For the years ended December 31,
2010	(Won)	2,476
2011		4,547
2012		2,860
2013		3,411
2014		4,925
2015		5,880
2016		5,176
2017		6,523
2018		7,906
2019		9,164

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

15.	Income Taxes

Earnings (loss) before income taxes and income tax expense (benefit) are as follows:

(in millions of Korean Won)	2007		2008	2009
Earnings (loss) before income taxes:
Domestic	(Won)	1,538,264	1,421,976	897,267
Foreign subsidiaries		15,005	(348,564)	117,826

	(Won)	1,553,269	1,073,412	1,015,093

Current income tax expense:
Domestic	(Won)	80,318	287,748	157,207
Foreign subsidiaries		6,211	37,889	31,432

		86,529	325,637	188,639

Deferred income tax expense (benefit):
Domestic	(Won)	131,175	(137,874)	(263,234)
Foreign subsidiaries		(8,814)	(19,752)	(20,989)

		122,361	(157,626)	(284,223)

Income tax expense (benefit)	(Won)	208,890	168,011	(95,584)

Income tax refunds receivable and income taxes payable at December 31, 2008 and 2009 are as follows:

(in millions of Korean Won)	2008		2009
Income tax refunds receivable:
Domestic	(Won)	—	—
Foreign subsidiaries		1,988	7,397

	(Won)	1,988	7,397

Income taxes payable:
Domestic	(Won)	265,550	120,206
Foreign subsidiaries		28,944	25,120

	(Won)	294,494	145,326

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2009 are as follows:

(in millions of Korean Won)	2008		2009
Current deferred tax assets (liabilities)
Inventories	(Won)	18,239	19,681
Accrued warranty obligation		12,444	15,449
Loss on foreign currency translation (*)		71,941	5,362
Other current assets		(21,353)	(11,511)
Accrued expense		6,272	66,252
Investment tax credit carryforwards		—	109,740
Others		(1,790)	6,788

Current deferred tax asset, net	(Won)	85,753	211,761

Non-current deferred tax assets (liabilities)
Property, plant and equipment	(Won)	69,712	98,492
Long-term debt		40,808	42,393
Cumulative translation adjustment		(47,607)	(25,413)
Investment tax credit carryforwards		421,758	554,432
Others		9,592	11,479

Non-current deferred tax asset, net	(Won)	494,263	681,383

Net deferred tax asset	(Won)	580,016	893,144

(*)	Beginning in 2008, in accordance with the amended Korean Tax Law, unrealized gains and losses on foreign currency translation are not taxable or deductible for tax purposes until the related assets and liabilities are recovered/settled.

As of December 31, 2009 the Company has available unused investment tax credits of (Won)664,172 million, which will expire at various dates through 2014. The amounts of investment tax credits which will expire if not used during the years ending December 31, 2010, 2011, 2012, 2013 and 2014 are (Won)49,297 million, (Won)105,656 million, (Won)19,421 million, (Won)173,487 million and (Won)316,311 million, respectively.

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets as of December 31, 2008 and 2009 will be realized. The amount of such deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company does not have any deferred tax asset valuation allowance as of December 31, 2008 and 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company was entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008. The Company was no longer eligible for the abovementioned income tax exemption from 2009.

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2007 and 2008 were as follows:

(in millions, except for per share amount)	2007		2008
Benefit from tax exemption	(Won)	23,564	32,565
Weighted-average number of common shares outstanding		358	358

Effect per share (in Korean Won)	(Won)	66	91

There were no benefits from tax exemption for the year ended December 31, 2009.

The statutory income tax rate, including tax surcharges, applicable to the Company was 27.5% in 2007 and 2008. In accordance with the amendment of Corporate Income Tax Law enacted in 2008, the statutory income tax rate was amended to 24.2% effective for fiscal year 2009 and 22.0% for fiscal years 2010 and thereafter. However, in 2009, Corporate Income Tax Law was further amended and the statutory income tax rate of 24.2% is effective for fiscal years 2009 until 2011 and 22% for fiscal years 2012 and thereafter. Accordingly, deferred income taxes as of December 31, 2009 were calculated based on the enacted rates of 24.2% and 22.0%.

Total income tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 was allocated as follows:

(in millions of Korean Won)	2007	2008	2009
Income tax expense (benefit) from continuing operations	208,890	168,011	(95,584)
Stockholders’ equity, for net unrealized gain on derivatives	(10,242)	4,765	697
Stockholders’ equity, for cumulative translation adjustment	2,173	60,350	(22,194)
Stockholders’ equity, for available-for-sale securities	—	8,306	(7,408)

Total income tax expense (benefit)	200,821	241,432	(124,489)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Taxes are calculated for each individual entity of the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the Controlling Company. Actual income tax expense (benefit) differs from the theoretical amount that would arise at the Korean statutory tax rate for the years ended December 31, 2007, 2008 and 2009 as follows:

(in millions of Korean Won)	2007		2008	2009
Income tax expense at Korean statutory tax rate	(Won)	427,149	295,188	245,653
Income tax exemption		(23,564)	(32,565)	—
Tax credits		(32,817)	(245,902)	(375,544)
Change in the beginning-of-year balance of the valuation allowance due to a change in judgment about the realizability of deterred tax assets		(159,527)	—	—
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates		—	11,645	4,561
Foreign tax differential		(8,795)	(37,127)	(1,931)
Nondeductible antitrust expenses		—	181,832	20,627
Other nondeductible items		2,790	1,919	7,997
Others		3,654	(6,979)	3,053

Actual income tax expense (benefit)	(Won)	208,890	168,011	(95,584)

As of January 1, 2007, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

A summary of open tax years by major tax jurisdictions is presented below:

Korea	2006-2009
China	2002-2009
Japan	2007-2009
Germany	2006-2009
Poland	2005-2009
United States	2006-2009
Singapore	2009

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

16.	Stockholders’ Equity

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean Won)	2008		2009
Appropriated retained earnings:
Legal reserve	(Won)	86,922	104,813
Unappropriated retained earnings		4,744,406	5,658,284

	(Won)	4,831,328	5,763,097

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

December 31, 2007, 2008 and 2009

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

In accordance with ASC Topic 718, share-based awards that require the Company to settle the award by cash or other assets rather than issuing equity instruments are classified as liabilities, which are initially measured at grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The changes in the fair value measurements are recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of the reporting date.

The following table shows total share-based compensation expense included in the consolidated statement of operations:

(in millions of Korean Won)	2007		2008	2009
Cost of sales	(Won)	1,038	—	—
Selling, general and administrative expenses		4,670	(5,594)	201

There were no capitalized share-based compensation costs at December 31, 2008 and 2009.

The following tables summarize the activities under the SARs for the years ended December 31, 2007, 2008 and 2009:

(in Korean Won)	Weighted-average exercise price		Number of SAR	Weighted average remaining contractual life (in years)
Balance at December 31, 2006	(Won)	44,050	260,000	—
Granted		—	—
Exercised		—	—
Canceled		—	(40,000)

Balance at December 31, 2007	(Won)	44,050	220,000	4.3

Granted		—	—
Exercised		—	—
Canceled		—	(110,000)

Balance at December 31, 2008	(Won)	44,050	110,000	3.3

Granted		—	—
Exercised		—	—
Canceled		—	—

Balance at December 31, 2009	(Won)	44,050	110,000	2.3

Exercisable at December 31, 2009	(Won)	44,050	110,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

If the increase rate of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted SARs are exercisable. The actual increase rate of the Company’s share price for the three-year period ended April 7, 2008, was less than that of the KOSPI. As a result, in 2008, exercisable SARs decreased to 50% of the initially granted SARs and as of December 31, 2008 and 2009, only 110,000 SARs are exercisable.

In connection with the adoption of ASC Topic 718, the Company assessed its valuation technique and related assumptions. The Company estimates the fair value of SAR awards using the Black-Scholes option-pricing model as well as the likelihood of the occurrence of market condition. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected management members who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2008	2009
Volatility	53.20%	55.57%
Risk-free interest rate (Korean government bond)	3.26%	3.48%
Dividend yield	0%	0%
Expected term	1.3 years	1.1 years

Volatility is measured using historical weekly price changes of the Company’s stock over the respective term of the SARs.

The number of years that the Company estimates the SARs will be outstanding prior to settlement as of December 31, 2009, is 1.1 years.

18.	Earnings Per Share

Earnings per share is computed by dividing net income attributable to the stockholders’ of LGD by the weighted-average number of common shares outstanding during the year.

Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Earnings per share for the years ended December 31, 2007, 2008 and 2009 are calculated as follows:

(in millions except for per share data expressed in Korean Won)

	2007		2008	2009
Basic earnings per share:
Net income attributable to the stockholders’ of LGD	(Won)	1,344,379	905,399	1,110,677
Weighted-average number of common shares outstanding		358	358	358

Basic earnings per share	(Won)	3,755	2,529	3,102

(in millions, except for per share data expressed in Korean Won)

	2007		2008	2009
Diluted earnings per share:
Net income attributable to the stockholders’ of LGD (1)	(Won)	1,353,369	921,434	1,132,987
Weighted-average number of common shares outstanding and common shares equivalent (2)		365	369	369

Diluted earnings per share	(Won)	3,708	2,497	3,070

(1)	Adjustments to net income attributable to the stockholders’ of LGD:

(in millions of Korean Won)

	2007		2008	2009
Net income attributable to the stockholders’ of LGD	(Won)	1,344,379	905,399	1,110,677
Interest expense of convertible bonds, net of tax		8,990	16,035	22,310

Net income attributable to the stockholders’ of LGD used in the determination of diluted earnings per share	(Won)	1,353,369	921,434	1,132,987

(2)	Weighted-average number of common shares outstanding:

(in million shares)

	2007		2008	2009
Weighted-average number of common shares	(Won)	358	358	358
Effect of conversion of convertible bonds		7	11	11

Weighted-average number of common shares and common shares equivalent	(Won)	365	369	369

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

19.	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of December 31, 2009, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)49,000 million in aggregate and maintains a line of credit amounting to (Won)200,000 million with Hana Bank. There is no overdrawn balance.

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and several other banks for accounts receivable negotiating facilities of up to an aggregate of US$1,830 million in connection with its export sales transactions. As of December 31, 2009, accounts and notes receivable amounting to US$187 million and JPY950 million were transferred, are outstanding, and were recorded as short-term borrowings.

The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivable with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. As of December 31, 2009, no accounts and notes receivable were outstanding among the accounts and notes receivable sold during 2009.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank, on a revolving basis, of up to US$600 million. The Controlling Company joined this program in April 2007. As of December 31, 2009, there was no outstanding balance of securitized accounts receivable held by third party conduits. Loss recognized on the sale of accounts receivable was (Won)6,053 million in the year ended December 31, 2007 and nil in the years ended December 31, 2008 and 2009.

In June 2009, LG Display Singapore Pte. Ltd. (“LGDSG”), a subsidiary of the Controlling Company, entered into an accounts receivable selling program of up to US$250 million with Standard Chartered Bank. In July 2009, LG Display Taiwan Co., Ltd. (“LGDTW”), a subsidiary of the Controlling Company, entered into an accounts receivable selling program of up to US$400 million with Taishin International Bank. In July 2009, LG Display Shenzhen Co., Ltd. (“LGDSZ”) and LG Display Shanghai Co., Ltd. (“LGDSH”), subsidiaries of the Controlling Company, entered into accounts receivable selling programs with Bank of China Limited. These programs with Bank of China Limited do not have specified limits since the programs are only subject to accounts receivable for opened letters of credit.

Under the accounts receivable selling programs, the accounts receivable of LGD’s subsidiaries are sold without recourse with no continuing involvements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Letters of credit

As of December 31, 2009, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and US$188.5 million, US$20 million with China Construction Bank, US$100 million with Shinhan Bank, respectively, and JPY11,000 million with Woori Bank.

Payment guarantees

The Controlling Company receives payment guarantee amounting to US$8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of December 31, 2009, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate principal amount of US$17 million and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to US$410 million, EUR3.6 million, and JPY3,700 million, respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and other various banks amounting to US$13 million, JPY1,300 million and CNY2,158 million, respectively, relating to their local tax payments.

License agreements

As of December 31, 2009, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In January 2009, the Controlling Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Controlling Company received a long-term prepayment of US$500 million from Apple, Inc., which will offset against future outstanding accounts receivable balances, as well as those arising from the supply of products thereafter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

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

Intellectual Property

On November 26, 2007, the Controlling Company and Chunghwa Picture Tubes signed a settlement agreement regarding the dismissal of all pending claims and patent agreement, allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes paid a settlement payment to the Controlling Company in compensation. The settlement involves multiple elements. Since there was no fair value for all of the elements, the Company did not account for each element separately. The settlement payment is included in legal settlement within other income (expense).

On December 1, 2006, the Controlling Company filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. The Controlling Company is seeking among other things monetary damages for past infringement and as injunction against future infringement. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Controlling Company in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Controlling Company for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District court for the District of Delaware on March 31, 2008. The Delaware court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009.

Although the Controlling Company had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Delaware court found that the four AU Optronics Corp. patents were valid and were infringed by the Controlling Company, and on April 30, 2010, the Delaware court further found that the Controlling Company’s four patents were valid but were not infringed by AU Optronics Corp. The Delaware court has yet to issue its finding on damages and thus a final judgment had not yet been rendered. The case is still ongoing and the Controlling Company’s remaining patents as well as AU Optronics Corp.’s remaining patents have yet to be tried. Once all findings by the Delaware court have been issued, the Controlling Company will review all options including appeal.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

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

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2009, the Company believes its products do not infringe any patents in suit, and intends to defend vigorously in this matter.

On December 15, 2008, O2 Micro International Ltd. and O2 Micro, Inc. (“O2 Micro”) requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigations alleging that the Company, LG Display America, Inc. and others infringed their patents relating to LCD Displays. On August 24, 2009, the Controlling Company and O2 Micro submitted a mutual agreement for the completion of the Trade Remedy Investigation on the Controlling Company to the ITC, and on September 25, 2009, the ITC approved this agreement and closed the investigation on the Controlling Company which did not have any impact on the Company’s financial statements.

Although there can be no assurance as to the outcome, the Company’s management does not expect that the outcome in the above legal proceedings and claims, of those which are still ongoing, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Antitrust

In December 2006, LGD received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. LGD subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, LGD executed an agreement with the U.S. Department of Justice whereby LGD and its subsidiary, LG Display America, Inc., pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of US$400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against LGD and LG Display America, Inc. and ordered the payment of US$400 million according to the following schedule: US$20 million plus any accrued interest by June 15, 2009, and US$76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against LGD and LG Display America, Inc. in the United States in connection with this matter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. LGD submitted a response to the SO on August 11, 2009, and a hearing before the European Commission was held in September 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LGD and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. On April 12, 2010, the defendants petitioned to appeal the class certification decisions with the Ninth Circuit Court of Appeals. Class certification in Canada remains pending.

In relation to the MDL Proceedings, actions alleging similar antitrust violations were brought separately by individual purchasers, including ATS Claim, LLC, AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and its subsidiary and TracFone Wireless Inc. LGD has been vigorously defending the individual actions as well as the class action lawsuits.

In February 2007, LGD and certain of its current and former officers and directors were named as defendants in a purported shareholder class action in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LGD, reached an agreement in principle with the class plaintiffs to settle the action, which agreement is subject to customary conditions including court approval. On June 2, 2010, a purported shareholder class action complaint was filed in the U.S. District Court for the Southern District of New York against LG Display and certain of its current and former officers and directors on behalf of purchasers of LG Display securities on the Korea Stock Exchange. This action asserts claims and covers a purchase period that overlaps with those asserted in the litigation brought in February 2007.

In each of the foregoing matters, LGD is continually evaluating the merits of the respective claims and vigorously defending itself. Irrespective of the validity or the successful assertion of the claims described above, LGD may incur significant costs with respect to litigating or settling any or all of the asserted claims. While LGD continues to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. LGD has accrued liabilities in 2009 with respect to those contingencies in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2009 and may have a material adverse effect on its operating results or financial condition.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

20.	Fair Value Measurements and the Fair Value Option

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Investments in debt and equity securities that are classified as available-for-sale, derivative financial instruments and investments elected to be recorded at fair value (Fair value option) are measured at fair value on a recurring basis.

Fair Value Option

ASC Subtopic 825-10 (SFAS 159) provides entities with an option to measure many financial instruments and certain other items at fair value. Under ASC Subtopic 825-10 (SFAS 159), unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period. The Company elected to record its investment in convertible bonds of Everlight Electronics Co., Ltd. (“Everlight”) at fair value because the management believes that fair value presentation on the face of the balance sheets provides better information rather than separating embedded derivatives from the host instrument. Other similar eligible instruments were not elected since they are not subject to separating embedded derivatives. For the investment in Everlight, the Company recorded a gain from change in fair value, included in Other income (expense) amounting to (Won)2,906 million for the year ended December 31, 2009.

Fair Value Hierarchy

ASC Topic 820 (SFAS 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

The Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

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

December 31, 2007, 2008 and 2009

determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and short-term borrowings

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in debt and equity securities

Investments in debt and equity securities that are classified as available-for-sale and fair value option elected investments are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy.

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

Long-term debt and payables

Long-term debt is carried at amortized cost. However, the Company is required to disclose the fair value of long-term debt and payables. Generally, the discounted cash flow method is used to estimate the fair value of the Company’s long-term debt and payables. Contractual cash flows are discounted using rates currently traded for the bonds with similar remaining maturities or adjusted discount rates using interest rates of the Company for respective currency with different maturities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2008 and 2009:

(in millions of Korean Won)	Total		Level 1	Level 2	Level 3
December 31, 2008
Investments in debt and equity securities classified as available-for-sale	(Won)	126,529	—	74	126,455
Derivative assets		64,223	—	64,223	—
Derivative liabilities		18,644	—	18,644	—

(in millions of Korean Won)	Total		Level 1	Level 2	Level 3
December 31, 2009
Investments in debt and equity securities classified as available-for-sale	(Won)	109,338	17,944	—	91,394
Financial assets designated under fair value option		17,343	—	—	17,343
Derivative assets		2,737		2,737
Derivative liabilities		3,761	—	3,761	—

Changes in Level 3 instruments

The table below summarizes the activity for assets and liabilities measured at fair value on a recurring basis using significant Level 3 inputs for the years ended December 31, 2008 and 2009.

(in millions of Korean Won)

	January 1, 2008		Net realized/unrealized gains included in		Purchases, Sales, Issuances and Settlements	Transfers in and/or out of Level 3	December 31, 2008
			Income	Other comprehensive income
Assets
Investments in debt and equity securities classified as available-for-sale	(Won)	—	—	30,206	96,249	—	126,455

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

	January 1, 2009		Net realized/unrealized gains included in		Purchases, Sales, Issuances and Settlements	Transfers in and/or out of Level 3	December 31, 2009
			Income	Other comprehensive income
Assets
Investments in debt and equity securities classified as available-for-sale	(Won)	126,455	—	(35,061)	—	—	91,394
Financial assets designated under fair value option		—	2,906	33	14,404	—	17,343

Fair Value of Financial Instruments

The table below is a summary of fair value estimates as of December 31, 2008 and 2009, for financial instruments, excluding short-term financial assets and liabilities and financial instruments recorded at fair value on a recurring basis, for which carrying amounts approximate fair value. The carrying amounts in the following table are recorded in the consolidated balance sheet under the indicated captions.

(in millions of Korean Won)	2008			2009
	Carrying amount		Estimated fair value	Carrying amount	Estimated fair value
Long-term debt including the current portion	(Won)	3,513,209	3,382,295	3,307,464	3,168,880
Long-term other payables		531,757	536,435	407,907	414,416

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

21.	Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, stockholder companies and other companies within LG Group. LG Corp., the major stockholder of LG Electronics, is the holding company of LG Group. Other related parties of the Company within LG Group include LG International Corp., LG Chem, Ltd., and LG CNS Co., Ltd.

Sales to LG Electronics

The Company sells TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis.

Sales to LG Electronics including its subsidiaries on an invoiced basis amounted to (Won)2,516,874 million, (Won)3,448,166 million and (Won)4,652,913 million in 2007, 2008 and 2009, respectively. The balance of receivables from LG Electronics and its subsidiaries amounted to (Won)442,943 million and (Won)719,798 million as of December 31, 2008 and 2009, respectively.

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

Sales to LG International and its subsidiaries on an aggregate basis amounted to (Won)1,189,842 million, (Won)1,009,615 million and (Won)1,467,655 million in 2007, 2008 and 2009, respectively. The balance of receivables from LG International and its subsidiaries amounted to (Won)147,467 million and (Won) 272,756 million as of December 31, 2008 and 2009, respectively.

Sales to Other Related Parties

The Company’s total sales to its related parties excluding LG Electronics, LG International and their subsidiaries amounted to (Won)1,769,253 million, (Won)1,943,392 million and (Won)1,469,095 million for the years ended 2007, 2008 and 2009. These amounts include sales to Philips Electronics and its affiliates on an invoiced basis which amounted to (Won)1,704,297 million and (Won)1,636,796 for the years ended December 31, 2007, 2008 and sales to Philips Electronics in 2009 for the period prior to its disposition of equity interest in the Company in March 2009 which amounted to (Won)149,641 million. The balance of receivables from related parties excluding LG Electronics, LG International and their subsidiaries amounted to (Won)214,400 million and (Won)210,914 million as of December 31, 2008 and 2009, respectively. These amounts include receivables from Philips Electronics and its affiliates which amounted to (Won)139,268 million as of December 31, 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

Purchases from LG International

The Company procures a portion of its production materials, supplies and services, from LG International and its subsidiaries in Japan, Europe and the United States. The Company uses these subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts.

The Company’s purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to (Won)429,394 million, (Won)1,643,446 million and (Won) 1,030,921 million for the years ended 2007, 2008 and 2009, respectively. The balance of payables to LG International and its subsidiaries amounted to (Won)559,802 million and (Won)171,681 million as of December 31, 2008 and 2009, respectively.

Other Purchases

Under a master purchase agreement, the Company procures, on an “as-needed” basis, raw materials, components and other materials necessary for the Company’s production process from LG Electronics and its affiliated companies. The Company’s total purchases, including purchases of materials, supplies and services, from its related parties including LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)1,972,244 million, (Won)3,561,122 million and (Won)4,829,118 million for the years ended 2007, 2008 and 2009. These amounts include purchases of raw materials, such as polarizers, from LG Chem Ltd. which amounted to (Won)862,868 million, (Won)1,146,514 million and (Won)1,687,675 million for the years ended 2007, 2008 and 2009, respectively and purchase from Philips Electronics which amounted to (Won)13,784 million, (Won)9,212 million for the years ended 2007 and 2008. There were no purchases from Philips Electronics in 2009 for the period prior to its disposition of equity interest in the Company in March 2009. The balance of payables to related parties excluding LG International and its subsidiaries amounted to (Won)672,406 million and (Won)1,252,560 million as of December 31, 2008 and 2009, respectively.

In addition, the Company benefits from certain licenses extended to the Company from license or cross-license agreements between LG Electronics and third parties.

Under the terms of the joint venture agreement with Philips Electronics, LG Electronics had assigned most of its patents relating to the development, manufacture and sale of TFT-LCD products to the Company and the Company had agreed to maintain joint ownership of those patents that were not assigned to the Company. Pursuant to a grantback agreement entered into with LG Electronics in July 2004, in the event of any intellectual property dispute between LG Electronics and a third party relating to those patents jointly owned by LG Electronics and the Company, the Company intends to allow LG Electronics to assert ownership in those patents for all non TFT-LCD applications and to license or grant other rights in such patents for use by the licensee in non-TFT-LCD applications in order to settle such disputes.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

22.	Geographic and Other Information

The Company’s Chief Operating Decision Maker (“CODM”) is the Board of Directors, which comprises key personnel in top management (including Chief Executive Officer and Chief Financial Officer). The Board of Directors reviews consolidated results of revenue by product when making decisions about allocating resources and assessing performance of the Company. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements.

The following is a summary of operations by region based on the location of the customer, where the Company’s products are shipped to, for the years ended December 31, 2007, 2008 and 2009.

By Geography (in millions of Korean Won)	2007		2008	2009
Revenue from external customers:
Republic of Korea	(Won)	985,287	1,065,794	1,204,549
China		7,612,580	8,618,184	11,030,075
Poland		1,157,341	1,571,221	2,380,613
Asia (excluding China)		1,357,528	1,536,143	1,560,444
Americas		1,489,685	2,087,789	2,491,448
Europe (excluding Poland)		1,446,915	1,084,108	1,021,554
Others		302,630	310,879	349,019

Total	(Won)	14,351,966	16,274,118	20,037,702

Property, plant and equipment:
Republic of Korea	(Won)	6,871,847	8,460,732	8,770,377
Asia		397,704	531,291	643,086
Europe		318,952	301,392	251,648
Others		3,151	2,949	1,429

Total	(Won)	7,591,654	9,296,364	9,666,540

During the years ended December 31, 2007, 2008 and 2009, the Company’s revenue on an end-brand customer basis, from its three largest customers, LG Electronics, Philips Electronics and Dell in 2007, LG Electronics, Philips Electronics and Hewlett-Packard in 2008 and 2009, accounted for 41.8%, 43.2% and 41.5% of total revenue, respectively. Sales to LG Electronics constituted 19.2%, 21.4% and 25.9% of total revenue, for the years ended December 31, 2007, 2008 and 2009, respectively. Sales to Philips Electronics constituted 13.3%, 12.0% and 8.1% of total revenue, for the years ended December 31, 2007, 2008 and 2009, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

The following is a summary of revenue by product for the years ended December 31, 2007, 2008 and 2009.

By Product (in millions of Korean Won)	2007		2008	2009
Panels for:
Notebook computers	(Won)	3,084,705	3,700,753	3,567,535
Desktop monitors		3,708,891	3,934,583	4,639,523
TFT-LCD televisions		6,841,453	8,019,901	10,965,358
Others		716,917	618,881	865,286

Total	(Won)	14,351,966	16,274,118	20,037,702

23.	Significant Concentrations and Risks

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

As of December 31, 2009, approximately 65% of the Company’s total employees, including those of the subsidiaries, were union members, and production employees accounted for substantially all of these members. The Company has a collective bargaining arrangement with its labor union, which is negotiated once a year. If the Company’s relationship with its employees deteriorates and there is labor unrest resulting in a work stoppage or strike, the Company’s production facilities will not be able to continue operations and this will have a material adverse effect on the Company’s financial condition and results of operations.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

24.	Accumulated Other Comprehensive Income

Accumulated balances for each classification of other comprehensive income as of December 31, 2008 and 2009 are as follows:

(in millions of Korean Won)	Cumulative translation adjustment		Unrealized gains (losses) on investment securities	Unrealized gains (losses) on cash flow hedge derivatives	Total
Balance at January 1, 2008	(Won)	20,195	—	(4,509)	15,686

Foreign currency translation adjustment		136,692	—	—	136,692
Unrealized holding gains during period		—	21,899	—	21,899
Unrealized losses during period		—	—	(1,837)	(1,837)
Reclassification adjustments for losses included in net income		—	—	4,509	4,509

Balance at December 31, 2008		156,887	21,899	(1,837)	176,949

Foreign currency translation adjustment		(10,345)			(10,345)
Unrealized holding losses during period			(24,018)		(24,018)
Reclassification adjustments for losses included in net income				1,837	1,837

Balance at December 31, 2009	(Won)	146,542	(2,119)	—	144,423

25.	Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2007, 2008 and 2009 is as follows:

(in millions of Korean Won)	2007		2008	2009
Cash paid during the year for:
Interest	(Won)	231,017	163,700	98,429
Income taxes		20,915	49,738	357,666
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment		(616,371)	1,251,752	(604,186)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

26.	Subsequent Events

In January 2010, the Company established two joint venture companies, L&T Display Technology (Xiamen) Limited. and L&T Display Technology (Fujian) Limited, with Top Victory Investments Limited., a wholly-owned subsidiary of TPV Technology Ltd. to manufacture and sell TFT-LCD modules, televisions and monitors.