Form 20-F
period 2010-12-31
LG Display Co., Ltd.
filed 2011-05-03
CIK 1290109

As filed with the Securities and Exchange Commission on May 3, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea

(Address of principal executive offices)

Suk Heo

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea

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

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 included in this annual report.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2008 have been included in this annual report.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2009, 2008, 2007, 2006, 2005 and 2004 were prepared in accordance with U.S. GAAP. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC. For an explanation of how the transition to IFRS has affected our consolidated financial statements, see Note 34 of the notes to our financial statements.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

All references to “Korean Won,” “Won” or “(Won)” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, and all references to “SG$” are to the currency of Singapore.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2010, which was (Won)1,130.60 = US$1.00.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as “contemplate,” “seek to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management’s present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the cyclical nature of our industry;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to compete effectively;

•	our dependence on a select group of key customers;

•	our ability to successfully expand our capacity;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the TFT-LCD industry;

•	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity and armed conflict;

•	fluctuations in foreign currency exchange rates; and

•	those other risks identified in the “Risk Factors” section of this annual report.

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

You should read the selected consolidated financial data below in conjunction with our audited consolidated financial statements as of December 31, 2009 and 2010 and for each of the years in the two-year period ended December 31, 2010, and the related notes included in this annual report. These audited financial statements and the related notes have been prepared under IFRS as issued by the IASB. The selected consolidated financial data for the two years ended December 31, 2010 have been derived from our audited consolidated financial statements.

In accordance with rule amendments adopted by the SEC which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2008 have been included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated statement of comprehensive income data

	Year Ended December 31,
	2009		2010		2010 (7)
	(in billions of Won, except for per share data)				(in millions of US$, except for per share data)
Revenue	(Won)	20,038	(Won)	25,512	US$	22,565
Cost of sales		(17,477)		(21,781)		(19,265)
Gross profit		2,561		3,731		3,300
Selling expenses		(713)		(846)		(748)
Administrative expenses		(325)		(521)		(461)
Research and development expenses		(408)		(675)		(597)
Results from operating activities		1,010		1,310		1,159
Profit before income tax		1,013		1,266		1,120
Income tax expense (benefit)		(105)		106		94
Profit for the period		1,118		1,159		1,025
Total comprehensive income for the period		1,051		1,178		1,042
Basic earnings per share		3,124		3,232		2.86
Diluted earnings per share		3,124		3,152		2.79

Consolidated statement of financial position data

	As of December 31,
	2009		2010		2010 (7)
	(in billions of Won)				(in millions of US$)
Cash and cash equivalents	(Won)	818	(Won)	1,631	US$	1,443
Deposits in banks		2,500		1,503		1,329
Trade accounts and notes receivable, net		2,950		3,001		2,654
Inventories		1,668		2,215		1,959
Total current assets		8,226		8,840		7,819
Property, plant and equipment, net		9,596		12,815		11,335
Total assets		19,703		23,858		21,102
Trade accounts and notes payable		2,031		2,962		2,620
Current financial liabilities		2,007		2,101		1,858
Other accounts payable		1,596		2,593		2,293
Total current liabilities		6,495		8,882		7,856
Non-current financial liabilities		2,076		2,543		2,249
Long-term advance received		584		945		836
Total liabilities		9,663		12,797		11,319
Share capital and share premium		4,040		4,040		3,573
Retained earnings		6,051		7,031		6,219
Total equity		10,040		11,061		9,783

Other Financial Data

	Year Ended December 31,
	2009		2010		2010 (7)
	(in billions of Won, except for percentages)				(in millions of US$, except for percentages)
Gross margin (1)		12.8%		14.6%		14.6%
Operating margin (2)		5.0%		5.1%		5.1%
Net margin (3)		5.6%		4.5%		4.5%
EBITDA (4)	(Won)	3,852	(Won)	4,236	US$	3,747
Capital expenditures		3,761		4,942		4,371
Depreciation and amortization (5)		2,842		2,926		2,588
Net cash provided by operating activities (6)		4,153		4,884		4,320
Net cash used in investing activities		(4,564)		(4,515)		(3,993)
Net cash provided by (used in) financing activities		(117)		408		361

(1)	Gross margin represents gross profit (loss) divided by revenue.
(2)	Operating margin represents results from operating activities divided by revenue.
(3)	Net margin represents profit for the period divided by revenue.
(4)	EBITDA is defined as profit for the period (x) plus finance costs (income), other non-operating loss, net, income tax expense (benefit), depreciation and amortization of intangible assets and (y) minus equity income on investments, net. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to results of operating activities, cash flows from operating activities or profit for the period, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit for the period to EBITDA is as follows:

	Year Ended December 31,
	2009		2010		2010 (7)
	(in billions of Won)				(in millions of US$)
Profit for the period	(Won)	1,118	(Won)	1,159	US$	1,025
Finance income		(333)		(241)		(213)
Finance costs		344		288		255
Other non-operating loss, net		6		16		14
Equity income on investments, net		(20)		(18)		(16)
Income tax expense (benefit)		(105)		106		94
Depreciation		2,779		2,757		2,439
Amortization of intangible assets		63		169		149

EBITDA	(Won)	3,852	(Won)	4,236	US$	3,747

(5)	Includes amortization of intangible assets.
(6)	Effect of exchange rate change on cash and cash equivalents has been excluded from net cash provided by operating activities.
(7)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.60 to US$1.00, the noon buying rate in effect on December 30, 2010 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,
	2009	2010
	(in thousands)
Operating Data:
Number of panels sold by product category:
Televisions (1)	35,316	51,184
Notebook computers (2)	50,632	70,124
Desktop monitors (3)	43,384	49,336
Mobile and other applications (4)	161,804	188,798

Total	291,136	359,442

	Year Ended December 31,
	2009		2010		2010 (5)
	(in billions of Won)				(in millions of US$)
Revenue by category:
Televisions (1)	(Won)	10,965	(Won)	14,079	US$	12,453
Notebook computers (2)		3,568		4,424		3,913
Desktop monitors (3)		4,640		5,390		4,767
Mobile and other applications (4)		865		1,619		1,432

Total	(Won)	20,038	(Won)	25,512	US$	22,565

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers.
(3)	Includes desktop monitors and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones and certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.60 to US$1.00, the noon buying rate in effect on December 30, 2010 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 30, 2010, which was (Won)1,130.60 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 29, 2011, the noon buying rate was (Won)1,080.80 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2006	(Won)	930.0	(Won)	950.1	(Won)	1,002.9	(Won)	913.7
2007		935.8		928.0		950.2		903.2
2008		1,262.0		1,105.8		1,507.9		935.2
2009		1,163.7		1,270.0		1,570.1		1,149.0
2010		1,130.6		1,158.7		1,253.2		1,104.0
October		1,124.0		1,121.9		1,130.3		1,109.6
November		1,157.2		1,129.6		1,164.1		1,106.5
December		1,130.6		1,145.5		1,155.2		1,130.0
2011 (through April 29)		1,080.8		1,105.2		1,130.6		1,076.5
January		1,115.6		1,118.9		1,128.1		1,111.0
February		1,127.9		1,118.1		1,127.9		1,104.4
March		1,097.3		1,119.3		1,135.6		1,097.3
April (through April 29)		1,080.8		1,085.1		1,091.8		1,076.5

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors and mobile and other application products utilizing TFT-LCD panels, which has in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to such weak demand, we reduced our TFT-LCD production from July 2008 to February 2009. Although demand for our products increased in the second half of 2009 and, despite a decrease in the second half of 2010, generally remained strong in 2010, we cannot provide any assurance that demand for our products will not decrease again in the future due to another such economic downturn which may adversely affect our profitability. We may decide to adjust our TFT-LCD production in the future subject to market demand for our products, the production outlook of the global TFT-LCD industry and global economic conditions in general. Any decline in demand for TFT-LCD products may adversely affect our business, results of operations and/or financial condition.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margins would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony), Samsung Mobile Display, Infovision, Hydis Technologies, AU Optronics, Chimei Innolux, Chunghwa Picture Tubes, HannStar, SAVIC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi and IPS-Alpha. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

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

We and our competitors each seek to establish our own products as the industry standards. For example, in the growing large-size television panel market, we currently manufacture primarily 32-inch, 37-inch, 42-inch, 47-inch and 55-inch television panels. Other TFT-LCD manufacturers produce competitive large-size television panels in slightly different dimensions. If our competitors’ panels become the standard market size, we may lose market share, which may have a material adverse effect on our financial condition and results of operations.

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

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. In recent years, there has been a general decline in the average selling price of our display panels. For example, the overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 2.9% from US$834 per square meter of net display area in 2009 to US$810 in 2010.

Our gross margins have also fluctuated from period to period, from 12.8% in 2009 to 14.6% in 2010. Principal factors affecting our gross margins include declines in the average selling prices of our display panels, as well as our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp-up of new fabrication facilities, and any large increases in capacity that this may create could further drive down the average selling prices of our panels, which would affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products, consumer electronics products and mobile and other application products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

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

We plan to continue to expand our operations to meet the growing demand for new applications in consumer electronics and other markets. Because these products, such as televisions and mobile devices, are expected to be marketed to a diverse group of end users with different specifications, functions and prices, we have developed different sales and marketing strategies to promote our panels for these products. We cannot provide assurance that our expansion strategy for these panels will be successful.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics, our largest shareholder, together accounted for 76.5% of our sales in 2009 and 75.8% in 2010. Our top five end-brand customers together accounted for 55.1% of our sales in 2009 and 55.0% in 2010. In 2010, only two end-brand customers, LG Electronics and Apple, contributed to 10% or more of our sales.

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

In addition, we engage in related party transactions with LG Electronics, our largest shareholder, and its affiliates:

•

Sales to LG Electronics – sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 25.9% and 24.8% of our sales in 2009 and 2010, respectively.

•	Sales to LG International – sales to LG International and its subsidiaries on an aggregate basis amounted to 7.3% and 8.8% of our sales in 2009 and 2010, respectively.

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

Our top ten end-brand customers together accounted for 76.5% of our sales in 2009 and 75.8% in 2010. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. and its subsidiaries. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies. In particular, many TFT-LCD panel producers, including us, are currently focused on developing 3D televisions and other 3D products using the latest technology in other to gain a competitive advantage over the other producers in this relatively new market for 3D products. Also, our ability to manufacture our products by utilizing advanced process technologies to increase production yields at low production cost will be critical to our sustained competitiveness. We cannot provide assurance that we will be able to continue to successfully develop new products through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenues depend on continuing demand for televisions, notebook computers, desktop monitors and mobile and other application products with TFT-LCD panels. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and mobile and other application products with display devices. In particular, a substantial percentage of our sales is increasingly derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 54.7% and 55.2% of our total sales revenues in 2009 and 2010, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 23.2% and 21.1% of our total sales revenues in 2009 and 2010, respectively, and those who use our panels in their notebook computers, which accounted for 17.8% and 17.3% of our total sales revenues in 2009 and 2010, respectively. We will continue to be dependent on the growth in the television industry as well as the personal computer industry for a substantial portion of our sales, and any downturn in the television and personal computer industry would result in reduced demand for our products, reduced revenues, lower average selling prices and/or reduced margins.

The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

New display technologies being developed by us and other panel makers, such as organic light emitting diode, or OLED, electronic paper display and flexible display, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as mobile phones, certain types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant capital expenditures for the expansion of existing production facilities, including the construction of additional production lines, and the construction of new production facilities. For example, we are currently equipping and building out P83, our second expansion to P8, which commenced mass production in March 2011, constructing AP2E, the expansion to our 4.5-generation LTPS fabrication facility, AP2, as well as constructing P9, a new eighth-generation panel fabrication facility, in Korea. Currently, our largest capital expenditure project is the construction of P9, for which we expect to incur capital expenditures on a cash out basis in the aggregate amount of approximately (Won)3.1 trillion. In addition, in November 2010, we received final approval from the Chinese government to build an eighth-generation panel fabrication facility in Guangzhou, China. We have not yet commenced construction of this panel fabrication facility.

In 2010, our total capital expenditure on a cash out basis amounted to approximately (Won)4.9 trillion. In 2011, we expect that our total capital expenditures on a cash out basis will amount to approximately (Won)5.0 trillion. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

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

In recent years, disruptions and volatility in the global financial markets have resulted in increases in credit spreads and limitations on the availability of credit. Starting in mid-2007, credit markets in the United States began experiencing difficult conditions and increased volatility, which in turn adversely affected worldwide financial markets. Adverse conditions in the global credit and financial markets were further exacerbated in 2008 by the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a reduction in price transparency in the U.S. and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets and stimulate the economy, including the provision of direct and indirect assistance to distressed financial institutions. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy remain uncertain. For example, many governments worldwide, in particular in Greece and other countries in southern Europe, have shown signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. Adverse conditions and uncertainty surrounding the Korean and global economies and financial markets may negatively impact the demand for and sales of our products, our credit ratings and our ability to meet our liquidity and other funding requirements.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, with respect to our Korean facilities in recent years, we expanded our capacity by commencing mass production at our seventh-generation panel fabrication facility, P7, in January 2006, our eighth-generation panel fabrication facility, P8, in March 2009, our sixth-generation panel fabrication expansion, P62, in April 2009, our eighth-generation panel fabrication expansion, P82, in May 2010 and our eighth-generation panel fabrication expansion, P83, in March 2011. We are currently constructing our new eighth-generation panel fabrication facility, P9, which is expected to commence mass production during the fourth quarter of 2011. With respect to our overseas facilities in recent years, we commenced mass production at our module production plant in Wroclaw, Poland, in March 2007 and at our module production plant in Guangzhou, China, in December 2007. In November 2010, we received final approval from the Chinese government to build an eighth-generation panel fabrication facility in Guangzhou, China. See “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

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

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

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

The earthquake, tsunami and nuclear problem in Japan could materially adversely affect our business, results of operations or financial condition.

A number of suppliers of our raw materials, components and manufacturing equipment are located in Japan. Some of these suppliers were affected by the March 2011 earthquake and tsunami that occurred in Japan (which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake) and some continue to be affected by unreliable power, shipping constraints and issues with their suppliers. We are rigorously assessing our potential exposure but significant uncertainties exist such that the extent and duration of these supply constraints cannot be currently determined. Although we believe that we have sufficient inventory to cover our immediate needs, we may experience shortages or delays in the supply of raw materials, components and manufacturing equipment that could cause us to change our manufacturing processes, limit our capacity, force us to seek alternative suppliers and/or increase the cost of our products. We may also encounter reduced demand for our products in the event customers are unable to obtain adequate supplies of other components or experience a slowdown in their business operations due to the events in Japan. As a result, our business, results of operations or financial condition could be materially adversely affected.

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

In December 2006, LG Display received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. LG Display subsequently received similar notices from the Canadian Bureau of Competition Policy, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission. In addition, in July 2009, the Federal Competition Commission of Mexico announced a similar investigation into possible anti-competitive practices in the LCD industry.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. As of May 2, 2011, the European Union General Court has not ruled on our application.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. As of May 2, 2011, investigations by the Canadian Bureau of Competition Policy, the Japan Fair Trade Commission, the Korea Fair Trade Commission, the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display, LG Display America, Inc. and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. In June 2010, the Ninth Circuit Court of Appeals denied the defendants’ petitions appealing the class certification decisions. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class has not yet begun. Trial is set to begin in the two class action lawsuits on February 13, 2012. Class certification in Canada remains pending.

In addition, in 2010 and 2011, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against LG Display, alleging similar antitrust violations as alleged in the MDL Proceedings. The attorneys general actions all remain in the initial pleadings stages.

In relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc. filed similar claims in the United States. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

In February 2007, LG Display and certain of its current and former officers and directors were named as defendants in a purported shareholder class action in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LG Display, reached an agreement in principle with the class plaintiffs to settle the action and in March 2011, the district court granted final approval of the settlement.

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

In each of the foregoing matters that are ongoing, LG Display is continually evaluating the merits of the respective claims and vigorously defending itself. Irrespective of the validity or the successful assertion of the claims described above, LG Display may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have recognized provisions in 2010 with respect to those contingencies in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2010 and may have a material adverse effect on our operating results or financial condition.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2010, 96.9% of our sales were denominated in U.S. dollars. During the same period, 73.2% of our purchases of raw materials were denominated in U.S. dollars and 25.8% in Japanese Yen. In addition, 66.1% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2010, were denominated in Korean Won.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our operating profits and pre-tax income. Beginning in the second half of 2008, the value of the Won relative to the U.S. dollar has fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” During this period, the value of the Won relative to the Japanese Yen has also fluctuated. Although a depreciation in the Korean Won against the U.S. dollar or the Japanese Yen increases the Korean Won value of our export sales or causes our export products to be more competitive by lowering our prices in U.S. dollar or Japanese Yen terms, it also increases the cost of imported raw materials in Korean Won terms and our cost in Korean Won of servicing our foreign currency debt. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation in the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation in the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate will not be subject to significant fluctuations, including a sharp appreciation of the Korean Won against the U.S. dollar or the Japanese Yen, and that the impact of such fluctuations will not adversely affect the results of our operations.

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

In December 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. In March 2007, AU Optronics filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware in May 2007. In May 2007, Chi Mei Optoelectronics filed a counter-claim against us for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware in March 2008. The Delaware court bifurcated the trial between AU Optronics and Chi Mei Optoelectronics, holding the first trial against AU Optronics in June 2009.

Although we had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. In February 2010, the Delaware court found that the four AU Optronics patents were valid and were infringed by us, and in April 2010, the Delaware court further found that our four patents were valid but were not infringed by AU Optronics. In October and November 2010, we filed a motion for a new trial and to amend certain findings on the AU Optronics patents and our patents, respectively. As of May 2, 2011, the Delaware court has not ruled on our motions.

In February 2007, Anvik Corporation filed a complaint in the United States District Court for the Southern District of New York against us, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. Anvik is seeking monetary damages for past infringement and an injunction against future infringement.

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

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the TFT-LCD industry.

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

When exercising its rights as our largest shareholder, LG Electronics may take into account not only our interests but also its interests and the interests of its affiliates. The interests of display businesses of LG Electronics may at times conflict with ours since the growth of our business depends, in part, on successful competition with other display technologies. For example, LG Electronics manufactures plasma display panels, or PDPs, which is an alternative display technology to TFT-LCDs, and it has invested in a PDP production facility in Gumi, Korea, as well as overseas PDP module plants in Mexico and Poland. These conflicts may result in alternative display technologies gaining wider market acceptance than TFT-LCDs or a decision by our largest shareholder to sell products using other display technologies.

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

As of December 31, 2010, approximately 66% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

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

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. In the case of public companies, a shareholder must own, individually or collectively with other shareholders, at least 0.01% of our common stock for at least six consecutive months in order to file a derivative suit on behalf of us. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Holders of our common stock or our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of May 2, 2011. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, a holder of our ADSs will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on their behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must initiate the withdrawal of the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) by the day immediately following the date of public disclosure of our board of directors’ resolution of a merger or other events triggering appraisal rights and become our direct shareholder prior to the record date of the shareholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

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

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of volatile global and Korean economic conditions, there has been continued fluctuations in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. On May 2, 2011, the KOSPI closed at 2,229.0. While the KOSPI has fully recovered from its lowest point in 2008 and has since exceeded its previous highest record of 2,085.45 set in 2007, there is no guarantee that the stock prices of Korean companies will not decline significantly in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•

difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates and stock markets;

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

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements, including the free trade agreements with the United States and the European Union;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

the occurrence of severe earthquakes, tsunami or other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake and tsunami in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake);

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution in June 2009 that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The government formally accused North Korea of causing the sinking in May 2010, and North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. In November 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between Korea and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. Korea responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political stability in the region. In September 2010, Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, named Kim Jong-un, his third son who is reported to be in his twenties, as the vice chairman of the Central Military Commission and the general of the North Korean army. Although Kim Jong-il has designated his son to be his successor, the implementation of the succession plan remains uncertain. North Korea’s economy also faces severe challenges. In November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. Such developments may further aggravate social and political tensions within North Korea.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by Korea. In President Lee Myung Bak’s national address in August 2010, he suggested the possible adoption of a reunification tax in order to prepare for long-term economic burden associated with reunification. Such discussions on reunification are preliminary, and it has not been decided whether or when such tax would be implemented. If a reunification tax is implemented, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Korean economy. In addition, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations and the market value of our common stock.

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

We have continued to develop our manufacturing process technologies and expand our production facilities. Each of our new fabs has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-size panels, in March 2009, we commenced mass production at P8, which is optimized to produce 32-inch, 47-inch and 55-inch wide-format display panels for televisions. Our capital expenditures for the construction and build-out of P8 on a delivery basis amounted to approximately (Won)3.3 trillion in total. In April 2009, we commenced mass production at P62, the expanded production lines of P6, which is optimized to produce large and wide-format panels for notebook computers, such as 15.4-inch and 15.6-inch wide-format display panels, as well as panels for desktop monitors, such as 18.5-inch and 20-inch wide-format display panels. Our capital expenditures for the construction and build-out of P62 on a delivery basis amounted to approximately (Won)1.4 trillion in total. In May 2010, we commenced mass production at P82, the expanded production lines of P8, which is optimized to produce 32-inch, 47-inch and 55-inch wide-format display panels for televisions. In addition, in March 2011, we commenced mass production at P83, our second expanded production lines of P8, which is optimized to produce 32-inch, 47-inch and 55-inch wide-format display panels for televisions.

We are currently constructing our new eighth-generation panel fabrication facility, P9, which is expected to commence mass production during the fourth quarter of 2011. See “Item 3.D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea, and in March 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In December 2007, we also commenced mass production at our module production plant in Guangzhou, China, our second such module production site in China. In addition, in November 2010, we received final approval from the Chinese government to build an eighth-generation panel fabrication facility in Guangzhou, China. We anticipate that our overseas plants will help better serve our customers, especially our Chinese and European customers, and further expand our global production capabilities.

Effective March 3, 2008, we changed our name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd.

Due to ongoing renovation works at our principal executive offices located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Korea (telephone number, +82-2-3777-1010), effective as of September 13, 2010, we have temporarily moved our principal executive offices to 65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, Korea (telephone number, +82-2-3777-0978). Under the current schedule, which is subject to change, we plan to move our principal executive offices back to our office space at the LG Twin Towers during the fourth quarter of 2011.

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers and desktop monitors, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for other application products, such as mobile phones, certain types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. In 2010, we sold a total of 160.4 million large-size (9-inch or larger) TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 25.4% based on sales revenue in 2010.

In addition to TFT-LCD panels, we also manufacture OLEDs and flexible displays. In January 2008, as part of our plan to pursue commercialization of OLED technology, we acquired LG Electronics’ active matrix OLED, or AMOLED, business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. OLED is a next-generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. In December 2009, we launched our Mobile/OLED Business Division in anticipation of future growth in the OLED business. In the first quarter of 2011, we commenced mass production of OLED displays at our 4.5-generation production lines with an initial monthly input capacity of 4,000 substrates. We expect to increase the monthly input capacity to 12,000 substrates by the end of 2011. See “Item 4.B. Business Overview—Strategy—Leverage our technology to develop new markets for, and pursue commercialization of, new flat panel display products.”

We currently operate a total of twelve panel fabrication facilities (five in Paju, Korea and seven in Gumi, Korea, and including expansions of certain facilities) and a total of nine module facilities (three in Nanjing, China, two in Guangzhou, China and one each in Gumi and Paju, Korea, Yantai, China and Wroclaw, Poland). For a full description of our current facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers and desktop monitors. In 2010, for example, our display panels were included in products sold by LG Electronics, Apple, Toshiba, Dell, Hewlett-Packard, Philips Electronics, among others. LG Electronics is our largest shareholder, and terms of our sales to LG Electronics are substantially the same as those of our sales to non-affiliated end-brand customers. In May 2008, we received the Best Supplier Award from Hewlett-Packard Development Company, L.P., in recognition of our “superior product technology and customer satisfaction activities” at Hewlett-Packard Worldwide Supplier Conference held in Houston, Texas. The Best Supplier Award program recognizes outstanding companies among Hewlett-Packard’s worldwide suppliers of parts and services that satisfy strict purchasing standards in quality, service and technology, and are judged to have made the greatest contributions to Hewlett-Packard.

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

Our sales were (Won)20,038 billion in 2009 and (Won)25,512 billion (US$22,565 million) in 2010.

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

Products

We manufacture TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which typically utilize large-size display panels ranging from 15 inches to 72-inch wide-format, including full high-definition television panels;

•	Notebook computers, which typically utilize display panels ranging from 7 inches to 20.1-inch wide-format;

•	Desktop monitors, which typically utilize large-size display panels ranging from 15 inches to 30-inch wide-format; and

•

Mobile and other applications, which utilize a wide array of display panel sizes, including mobile phones, certain types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.

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

In addition to manufacturing and selling TFT-LCD panels, we also manufacture and sell television sets and desktop monitors through our joint venture companies. See “—Joint Ventures and Collaboration.”

Televisions

Our television panels range from 15 inches to 72-inch wide-format in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were (Won)10,965 billion, or 54.7% of sales, in 2009 and (Won)14,079 billion (US$12,453 million), or 55.2% of sales, in 2010.

The market for large-size televisions developed later than that for notebook computers and desktop monitors, but it has become our largest product category in terms of sale revenues and volume as consumer demand grew for large-size televisions. We believe that we can leverage our experience in the notebook computer and desktop monitor markets to take advantage of the growth potential in the market for large-size televisions. We began mass production with 15-inch panels and have since broadened our product portfolio to include panels of various sizes such as 17-inch, 19-inch, 20-inch, 22-inch, 26-inch, 32-inch, 37-inch, 42-inch, 47-inch and 55-inch panels. Currently, 32-inch, 37-inch, 42-inch and 47-inch wide-format panels comprise our principal products in this category in terms of sales revenue and sales volume.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30-inch wide-format in size in a variety of display resolutions and formats. We began mass production of desktop monitor display panels in 1999. Our sales of display panels for desktop monitors were (Won)4,640 billion, or 23.2% of sales, in 2009 and (Won)5,390 billion (US$4,767 million), or 21.1% of sales, in 2010.

Desktop monitor display panels have grown to become our second largest product category in terms of sales revenues and volume. In recent years, consumer demand for larger panels for desktop monitors has steadily grown. In 2008, 17-inch and 19-inch display panels for desktop monitors were our principal products in this category, whereas in 2009, 18.5-inch and 19-inch display panels were our principal products. In 2010, 19-inch and 21.5-inch display panels were our principal products in terms of sales revenue and sales volume in this category.

Notebook Computers

Our display panels for notebook computers range from 7 inches to 20.1-inch wide-format in size in a variety of display formats. Our sales of display panels for notebook computers were (Won)3,568 billion, or 17.8% of sales, in 2009 and (Won)4,424 billion (US$3,913 million), or 17.3% of sales, in 2010.

Notebook computer display panels were our principal product from our formation until 2001 but is now our third largest product category in terms of sales revenues and volume. In 2008, 14.1-inch, 15.4-inch and 17.1-inch panels maintained their position as the principal products in terms of sales revenue and sales volume in the category of notebook computer display panels, while in 2009, 14.1-inch, 15.4-inch and 15.6-inch panels were our principal products in this category. In 2010, 15.6-inch, 9.7-inch and 14-inch panels were our principal products in this category.

Mobile and Other Applications

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including mobile phones, certain types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. TFT-LCD panels that are nine inches and smaller are referred to as small and medium-size panels, with those smaller than four inches being considered small-size panels. In 2010, sales of small-size panels constituted a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

Some of the panels we produce for industrial products, such as medical diagnostic equipment, are highly specialized niche products manufactured to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our TFT-LCD panels for mobile and other applications by assessing various business opportunities as they arise.

Our sales of display panels for mobile and other applications were (Won)865 billion, or 4.3% of sales, in 2009 and (Won)1,619 billion (US$1,432 million), or 6.4% of sales, in 2010.

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors and mobile and other applications sold by our global end-brand customers. In 2010, our top ten end-brand customers included LG Electronics, Apple, Toshiba, Dell, Hewlett-Packard, Philips Electronics, AmTRAN, TPV, Skyworth and Acer. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are conducted on an arm’s-length basis and are substantially the same as those of our sales to non-affiliated end-brand customers.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder, together accounted for 76.5% of our sales in 2009 and 75.8% for 2010, respectively. Our top five end-brand customers together accounted for 55.1% in 2009 and 55.0% in 2010. In 2010, only two end-brand customers, LG Electronics and Apple, contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2010:

Televisions	Computer Products		Mobile and Other Applications
	Notebook Computers	Desktop Monitors
LG Electronics	Apple	Apple	Apple
Toshiba	Hewlett-Packard	LG Electronics	LG Electronics
Philips Electronics	Dell	Dell	Truly Semiconductors
AmTRAN	Toshiba	Hewlett-Packard	LG Innotek
Skyworth	Acer	TPV	Continental Automotive

In January 2009 and April and December 2010, we entered into separate long-term supply agreements with Apple Inc. to supply display panels to Apple Inc. for five years. In connection with these agreements, we received long-term advances in the amount of US$830 million from Apple.

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted 23.5% of our sales in 2009 and 24.2% in 2010, respectively.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2009			2010
	Sales		%	Sales		Sales(1)%
	(in billions of Won, except for percentages)			(in millions of US$, except for percentages)
Korea	(Won)	1,205	6%	(Won)	1,705	US$	1,508	7%
China		10,504	52		14,077		12,450	55
Europe		3,751	19		4,125		3,649	16
United States		2,491	12		2,853		2,523	11
Asia (excluding China)		2,086	11		2,746		2,429	11
Others		1	0		6		5	0

Total	(Won)	20,038	100%	(Won)	25,512	US$	22,564	100%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.60 to US$1.00, the noon buying rate in effect on December 30, 2010 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2010, our sales and marketing force employed a total of approximately 1,530 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a portion of our products to LG International Japan, Ltd. and LG International (HK) Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 8.8% in 2010. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics (including the joint venture formed by Samsung Electronics and Sony Corporation), Samsung Mobile Display and Hydis Technologies in Korea;

•	AU Optronics, Chimei Innolux, Chunghwa Picture Tubes and HannStar in Taiwan;

•	Sharp, Hitachi, TMDisplay, Mitsubishi and IPS-Alpha in Japan; and

•	SAVIC, Infovision and BOE-OT in China.

According to DisplaySearch, in 2010, Korean TFT-LCD manufacturers had a market share of 51% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 34% and Japanese manufacturers had 13%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 71.3% of our cost of sales in 2009 and 71.9% in 2010. The key components and raw materials of our TFT-LCD products include backlight units, glass substrates, driver integrated circuits, polarizers, color filters and liquid crystal materials. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

In January 2008, we entered into a purchase agreement with HannStar, pursuant to which HannStar agreed to supply us, on a monthly basis, with TFT-LCD modules and cells to be used in our TFT-LCD products. The agreement has a term of three years but will be automatically renewed unless either party provides the other with prior notice to terminate. We pay the purchase price for the modules and cells on a delivery basis. In addition, in February 2008, we purchased 180 million shares of non-voting mandatorily redeemable convertible preferred shares of HannStar for a purchase price of (Won)96 billion. In January 2011, we exercised our put option and converted all of the preferred shares of HannStar into common shares of HannStar at a ratio of one-to-one, and we received (Won)124 billion, which was classified as receivables. As of March 31, 2011, we currently held a 0.5% equity interest in HannStar.

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

We maintain a strategic relationship with many of our key material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. For example, in May 2008, we purchased 1,008,875 shares of common stock of TLi Inc., which was approximately 12.9% of its outstanding shares as of December 31, 2008, at a purchase price of (Won)14 billion. TLi Inc. produces key components such as timing controllers and driver integrated circuits. In addition, in July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd., which accounted for approximately 36.7% of its then outstanding shares, at a purchase price of (Won)10 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics, which accounted for approximately 5.4% of its then outstanding shares, at a purchase price of (Won)2.5 billion. New Optics produces backlight units. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd., which accounted for approximately 29.6% of its then outstanding shares, at a purchase price of (Won)12 billion. Wooree LED is an LED packaging company. In November 2009, we purchased NT$400 million (including NT$188 million purchased by our subsidiary, LG Display Taiwan) in convertible bonds from Everlight Electronics Co., Ltd. Everlight Electronics is an LED packaging company based in Taiwan. In January 2010, we invested US$10.8 million in return for a 15% equity interest in Can Yang Investment Limited, a company that manufactures LED chips.

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

For a discussion relating to the impact the Japan earthquake and tsunami have had, or may in the future have, on our supply of components and raw materials, see “Item 5A. Operating Results—Japan Earthquake and Tsunami.”

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We maintain strategic relationships with many equipment manufacturers as part of our efforts to ensure quality while reducing costs. For example, in June 2008, we purchased 2,037,204 shares of common stock of AVACO Co., Ltd., a local equipment supplier that produces sputters, which was approximately 19.9% of its outstanding shares as of December 31, 2008, at a purchase price of (Won)6.2 billion. In September 2010, we purchased 500,000 shares of common stock of YAS Co., Ltd., which accounted for approximately 20.0% of its then outstanding shares, at a purchase price of (Won)10 billion. YAS Co., Ltd., develops and manufactures OLED deposition equipment.

In recent years, we began substituting a portion of our equipment purchased from foreign vendors with purchases from local suppliers, and in 2010, approximately 65% of our equipment for our facilities in Korea was purchased from local suppliers on an invoiced basis. We plan to continue this localization effort to diversify our supply source and reduce costs. A large majority of the equipment purchased from foreign vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

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

For a discussion relating to the impact the Japan earthquake and tsunami have had, or may in the future have, on our supply of equipment, see “Item 5A. Operating Results—Japan Earthquake and Tsunami.”

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

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, for up to (Won)2.3 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to (Won)280 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiaries in Nanjing, Guangzhou, Xiamen, Fujian and Yantai, China and Wroclaw, Poland also carry property insurance, business interruption insurance and commercial general liability insurance.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Korea. We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet the voluntary emissions targets for 2010 set by the World LCD Industry Cooperation Committee (“WLICC”), a TFT-LCD industry organization focusing on environmental issues. Although, the WLICC is expected to conduct a review on whether we have met such voluntary emission targets, a schedule for such review has not yet been finalized. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005, P6 in December 2009 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. Our methodology for SF6 decomposition has been approved by the CDM Executive Board, an entity established by the parties to the United Nations Framework Convention on Climate Change, or UNFCCC, in February 2009. Our CDM project design document, or PDD, for such projects has been approved by the Korean government in December 2009, and has been validated by the SGS Group, which is certified as a designated operational entity for CDM projects, in February 2010. In July 2010, we became the first TFT-LCD company in the world to obtain validation from the CDM Executive Board for our PDD for SF6 decomposition. In November 2010, TÜV-SÜD, which is certified as a designated operational entity for CDM projects by the CDM Executive Board, verified our reductions in emissions performance as part of its procedure for issuing certified emission reduction credits.

In September 2010, the Ministry of Knowledge Economy, under the Low Carbon Green Growth Basic Act of 2010, designated us as one of the companies that will be provided greenhouse gas emission and energy consumption targets beginning in 2012.

In addition, as of December 31, 2010, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as a designated operational entity for CDM projects by the CDM Executive Board.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, our OLED production facilities in Gumi and Paju, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 in the European Union and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, TÜV SÜD. In October 2007, we became the first TFT-LCD company to be certified the International Electrotechnical Commission-Hazardous Substance Process Management (IECQ-HSPM) QC 080000, which is an international system requirements document intended to help organizations manage hazardous substances in their components and products through hazardous substance process management, and demonstrates the organization’s conformity with RoHS. Moreover, we participated in reforming IEC 62321, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted to the International Electrotechnical Commission in June 2010.

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

In recent years, we have pursued a number of joint venture initiatives. For example:

•

In July 2008, we and Skyworth-RGB Electronics Co., Ltd. founded a research and development joint venture company, Guangzhou New Vision Technology Research and Development Ltd. Skyworth-RGB and we each invested RMB 25 million for a 50-50 equity interest in the company. The joint venture company conducts product planning, design and development activities tailored to meet the needs of Chinese customers with respect to a range of products from TFT-LCD modules to television sets.

•

In August 2008, we entered into a joint venture agreement with AmTRAN Technology Co., Ltd., to establish a manufacturing joint venture company, Suzhou Raken Technology Ltd. We agreed to invest US$10 million in return for a 51% equity interest in the joint venture company. As of December 31, 2010, our total investment in the joint venture company amounted to US$83.6 million. The joint venture company supplies both parties with TFT-LCD modules and TFT-LCD televisions.

•

In November 2009, we entered into two joint venture agreements with Top Victory Investments Limited, a wholly-owned subsidiary of TPV Technology Ltd., to establish two joint venture companies, L&T Display Technology (Xiamen) Limited and L&T Display Technology (Fujian) Limited. We invested US$6.1 million in return for a 51.0% equity interest in L&T Display Technology (Xiamen) Limited and US$8.7 million in return for a 51.0% equity interest in L&T Display Technology (Fujian) Limited. L&T Display Technology (Xiamen) Limited manufactures and sells TFT-LCD televisions and L&T Display Technology (Fujian) Limited manufactures and sells monitors including multi-function monitors. Both joint venture companies also conduct research and development activities and provide after sales services for their products.

•

In December 2009, we and certain of our affiliates established a joint venture company, Global OLED Technology LLC, which acquired the OLED business of Kodak in an asset transaction on December 30, 2009. We currently hold a 32.7% equity interest in the joint venture company.

•

In June 2010, we entered into a joint venture agreement with Iriver Ltd. to establish L&I Electronic Technology (Dongguan) Ltd. in Dongguan, China. We invested US$2.6 million in return for a 51% equity interest in the joint venture company. L&I Electronic Technology specializes in e-book manufacturing.

•

In August 2010, we entered into a joint venture agreement with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd., to establish Eralite Optoelectronics (Jiangsu) Co., Ltd. We invested US$4 million in return for a 20% equity interest in the joint venture company. Eralite Optoelectronics specializes in LED packaging and manufacturing.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2010:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	105,000,000	100%	100%

LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%

LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	2,253,753,055	100%	100%

LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	410,327,700	80%	80%

LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	895,904,754	90%	90%

LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%

LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%

LG Display Yantai Co., Ltd.	Manufacturing and sales	China	April 2010	RMB	273,048,000	100%	100%

L&T Display Technology (Xiamen) Ltd.	Manufacturing and sales	China	January 2010	RMB	41,785,824	51%	51%

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%

L&I Electronic Technology (Dongguan) Ltd.	Manufacturing and sales	China	September 2010	RMB	17,062,560	51%	51%

Image & Materials, Inc.	Manufacturing	Korea	May 2006	(Won)	1,392,100,000	100%	100%

LUCOM Display Technology (Kunshan) Ltd.	Manufacturing and sales	China	December 2010	RMB	15,216,998	51%	51%

In July 2010, LG Electronics (Nanjing) Plasma was acquired by, and merged into, LG Display Nanjing Co., Ltd.

None of LG Display Japan Co., Ltd.’s assets and properties were damaged by the March 2011 earthquake and tsunami that occurred in Japan. For a further discussion relating to the Japan earthquake and tsunami, see “Item 5A. Operating Results—Japan Earthquake and Tsunami.”

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

We currently operate a total of twelve panel fabrication facilities (including expansions of certain facilities), P1 through P8, located in Gumi and Paju, Korea, and a total of nine module facilities (three in Nanjing, China, two in Guangzhou, China and one each in Gumi and Paju, Korea, Yantai, China and Wroclaw, Poland). In addition, we installed equipment that enables the manufacture of display panels using LTPS technology in a facility, AP2, located in our P8 plant. We began mass production at AP2 in July 2010.

The following table sets forth the size, primary use and capacity of our fabrication facilities and the size of our research and development facility and assembly facilities:

Facility(1)	Generation(2)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2010 (in input substrates per month)(3)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370 x 470 September 1995	60,000	2.4”, 2.6”, 1.4”

P2	3.5	71,149	590 x 670 December 1997	90,000	2.0”, 2.2”, 2.4”

P3	4	71,149	680 x 880 July 2000	122,000	14.1”, 2.4”, 2.0”

P4	5	93,278	1,000 x 1,200 March 2002	154,000	10.1”, 14.0”, 17.1”

P5	5	93,278	1,100 x 1,250 May 2003	175,000	15.6”, 15.4”, 17.0”

P6	6	288,602	1,500 x 1,850 August 2004	205,000	37.0”, 21.5”, 18.5”

P7	7	310,134	1,950 x 2,250 January 2006	200,000	42.0”, 19.0”, 23.0”

P8	8	234,060	2,200 x 2,500 March 2009	123,000	32.0”, 47.0”, 55.0”

Facility(1)	Generation(2)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2010 (in input substrates per month)(3)	Primary Size of Panels Produced or Other Activity
P62	6	101,607	1,500 x 1,850 April 2009	62,000	18.5”, 15.4”, 20.0”

P82	8	123,042	2200 x 2500 May 2010	107,000	32.0”, 47.0”

P83	8	58,930	2,200 x 2,500 March 2011	N/A	32.0”, 47.0”

AP2	4	36,902	730 x 920 July 2010	24,000	LTPS panels and backplanes for AMOLED

R&D Center		19,958

Gumi assembly facility		165,853	January 1995

Nanjing assembly facility		171,068	May 2003

Paju assembly facility		219,038	November 2005

Wroclaw assembly facility		106,928	March 2007

Guangzhou assembly facility		32,948	December 2007

Yantai assembly facility		78,285	June 2010

N/A = Not applicable.

(1)	Includes expansions of certain facilities.
(2)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	360 x 465	550 x 650	680 x 880	1,000 x 1,200	1,500 x 1,800	1,870 x 2,200	2,200 x 2,500
	370 x 470	590 x 670	730 x 920	1,100 x 1,250	1,500 x 1,850	1,950 x 2,250
	400 x 500	600 x 720		1,100 x 1,300
		620 x 750		1,200 x 1,300
650 x 830
LG Display
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P6					1,500 x 1,850
P7						1,950 x 2,250
P8							2,200 x 2,500
P62					1,500 x 1,850
P82							2,200 x 2,500
P83							2,200 x 2,500
AP2			730 x 920

(3)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 and AP2 have the capacity to process both TFT and color filter substrates.
(4)	Located in previously unused space in our P6 facility.

Expansion Projects

We are currently equipping and building out P83, our second expansion to P8, which commenced mass production in March 2011, constructing AP2E, the expansion to our 4.5-generation LTPS fabrication facility, AP2, as well as constructing P9, a new eighth-generation panel fabrication facility, in Korea. Currently, our largest capital expenditure project is the construction of P9, for which we expect to incur capital expenditures on a cash out basis in the aggregate amount of approximately (Won)3.1 trillion. In addition, in November 2010, we received final approval from the Chinese government to build an eighth-generation panel fabrication facility in Guangzhou, China. In January 2011, we also signed a memorandum of understanding with Gumi City to extend administrative support for our plans to invest (Won)1.35 trillion (US$1.2 billion) and expand our production facilities over the next five years in Gumi, Korea.

We expect that our total capital expenditures on a cash out basis to be approximately (Won)5.0 trillion in 2011. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

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

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 70 million units in 1999 to 665 million units in 2010. Market revenues grew from US$11 billion to US$86 billion during the same period, showing a compounded annual growth rate of 20%, according to the same source.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers have increased display area fabrication capacity rapidly. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD panels in some past periods, most recently in 2010. According to DisplaySearch, the average selling price of large-size TFT-LCD panels, or panels that are nine inches or larger, increased by approximately 6% from US$122 in 2009 to US$129 in 2010 primarily as a result of an increase in sales of large-size television panels despite the increase in production capacity of TFT-LCD manufacturers which resulted in an increased supply of TFT-LCD panels in 2010.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels, including small panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 5.5% from (Won)148,242 per panel in 2009 to (Won)140,015 (US$124) in 2010. In the first quarter of 2011, our average selling price per panel of panels used in televisions, notebook computers and desktop monitors was (Won)111,654 (US$100).

The sharp decrease in the average selling price of our products during the first quarter of 2011 was primarily caused by the seasonal reduction in demand for our products as well as the reduction in inventory by certain of our key customers. Due in large part to the sharp decrease in the average selling price of our products, our sales in the first quarter of 2011 decreased by 17.2% to (Won)5,366 billion from (Won)6,483 billion in the fourth quarter of 2010, and decreased by 8.7% from (Won)5,876 billion in the first quarter of 2010. Because our cost of sales, and in particular, raw material costs, did not decrease at a commensurate rate during the same period, we incurred losses from operating activities of (Won)239 billion and loss for the period of (Won)115 billion in the first quarter of 2011, compared to losses from operating activities of (Won)387 billion and loss for the period of (Won)268 billion in the fourth quarter of 2010 and income from operating activities of (Won)789 billion and profit for the period of (Won)649 billion in the first quarter of 2010. The 2011 first quarter results above have been derived from our unaudited consolidated management accounts for the three months ended March 31, 2011 and are based on consolidated IFRS. Despite the current downturn in demand for TFT-LCD products, we expect that consumer demand for large-size panels and high-end products will continue to increase in the personal computer and the television market.

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

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Recently, we have expanded capacity and design capability toward large-size displays, which offer premium prices. For example, our P7 is optimized for producing large-size panels for desktop monitors, including 19-inch wide-format display panels, and televisions, including 42-inch wide-format display panels. Our P8 is optimized for producing panels for televisions, including 32-inch, 47-inch and 55-inch wide-format display panels. Our P62 is optimized for producing large and wide-format panels for notebook computers, such as 15.4-inch and 15.6-inch wide-format display panels, as well as panels for desktop monitors, such as 18.5-inch and 20-inch wide-format display panels. Our P82 is optimized for producing panels for television, including 32-inch, 47-inch and 55-inch wide format display panels.

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

Fabrication Facility(1)	Mass Production Commencement	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Year-end Input Capacity(2)
				2008	2009	2010
				(in input substrates per month)(3)
P1	September 1995	370x470	30,000	95,000	77,000	60,000
P2	December 1997	590x670	60,000	119,000	108,000	90,000
P3	July 2000	680x880	60,000	144,000	138,000	122,000
P4	March 2002	1,000x1,200	60,000	157,000	160,000	154,000
P5	May 2003	1,100x1,250	60,000	175,000	182,000	175,000
P6	August 2004	1,500x1,850	90,000	185,000	205,000	205,000
P7	January 2006	1,950x2,250	90,000	162,000	200,000	200,000
P8	March 2009	2,200x2,500	83,000	N/A	120,000	123,000
P62	April 2009	1,500x1,850	60,000	N/A	60,000	62,000
P82	May 2010	2,200x2,500	83,000	N/A	N/A	107,000
P83	March 2011	2,200x2,500	125,000	N/A	N/A	N/A
AP2	July 2010	730x920	21,000	N/A	N/A	24,000

N/A = not applicable.

(1)	Includes expansions of certain facilities.

(2)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(3)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 and AP2 have the capacity to process both TFT and color filter substrates.

Our cash outflows for capital expenditures amounted to (Won)3,761 billion in 2009 and (Won)4,942 billion (US$4,371 million) in 2010. Such capital expenditures relate mainly to the construction of new fabrication facilities and expansions to existing fabrication facilities, including the construction and equipping of P62, P8, P82 and AP2 in 2009 and P82, P83, P9 and AP2 in 2010. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of sales decreased from 13.9% in 2009 to 10.8% in 2010. The decrease in 2010 was primarily due to an increase in sales revenue in 2010 compared to 2009 as well as the significant decrease in depreciation expense for P7, for which the initial investment had been fully depreciated by December 2009. In 2011, we expect that our total capital expenditures on a cash out basis will amount to approximately (Won)5.0 trillion. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, our P7 reached an initial design capacity of 90,000 input sheets of glass substrate per month in April 2007 and an expanded average capacity of 200,000 input sheets of glass substrate per month during the fourth quarter of 2010. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. In 2010, we purchased approximately 65% of our equipment for our facilities in Korea from local suppliers on an invoiced basis to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

Raw materials comprise the largest component of our costs. In 2010, approximately 92% of the raw materials procured for our facilities in Korea were sourced from local suppliers. To the extent overseas suppliers are able to provide raw materials at competitive prices, we intend to diversify our supplier base by also procuring raw materials from such overseas suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased from US$742 per square meter of net display area in 2009 to US$691 in 2010.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. For example, in order to capture the market for large-size desktop monitors, we currently offer wide-format panels with full high-definition resolution ranging from 19-inches to 27-inches. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2009 and 2010 in response to a notable rise in consumer demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 32-inch wide-format, 37-inch wide-format, 42-inch wide-format, 47-inch wide-format and 55-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target large-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate to a large extent the negative effect of price declines in 2009 and 2010 in most of our product categories. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 5.5% from (Won)148,242 per panel in 2009 to (Won)140,015 (US$124) in 2010.

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including mobile phones, certain types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. Unit sales of our small and medium-size display panels, or panels smaller than nine inches, for these applications increased from 161.5 million in 2009 to 188.1 million in 2010, principally as a result of increased demand for handheld application products, mobile phones, digital photo displays and portable navigation devices.

The following table sets forth our sales by product category for the periods indicated and sales revenues in each product category as a percentage of our total sales:

	Year Ended December 31,
	2009			2010
Panels for	Sales		%	Sales		Sales (5)%
	(in billions of Won and millions of US$, except for percentages)
Televisions (1)	(Won)	10,965	54.7%	(Won)	14,079	US$	12,453	55.2%
Notebook Computers (2)		3,568	17.8		4,424		3,913	17.3
Desktop Monitors (3)		4,640	23.2		5,390		4,767	21.1
Mobile and Other Applications (4)		865	4.3		1,619		1,432	6.4

Total	(Won)	20,038	100%	(Won)	25,512	US$	22,565	100%

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones and certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.60 to US$1.00, the noon buying rate in effect on December 30, 2010 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2009		2010
Panels for	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions (1)	35,316	12%	51,184	14%
Notebook Computers (2)	50,632	17	70,124	19
Desktop Monitors (3)	43,384	15	49,336	14
Mobile and Other Applications (4)	161,804	56	188,798	53

Total	291,136	100%	359,442	100%

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones and certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.

The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price(5)
	Year Ended December 31,
	2009		2010 (6)
Televisions (1)	(Won)	310,497	(Won)	275,058	US$	243
Notebook Computers (2)		70,460		63,094		56
Desktop Monitors (3)		106,940		109,246		97
Mobile and Other Applications (4)		5,451		8,520		8

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones and certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.
(5)	Average selling price for each market represents sales per market divided by unit sales per market.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.60 to US$1.00, the noon buying rate in effect on December 30, 2010 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The overall average selling price of our display panels (including small panel applications) per square meter of net display area, which is derived by dividing total sales revenues by total square meters of net display area shipped, decreased by 2.9% from US$834 per square meter of net display area in 2009 to US$810 in 2010.

Japan Earthquake and Tsunami

On March 11, 2011, the northeast coast of Japan experienced a severe earthquake followed by a tsunami, with continuing aftershocks. These geological events have caused significant damage in the region, including severe damage to nuclear power plants, and have impacted Japan’s power and other infrastructure. A number of suppliers of our raw materials, components and manufacturing equipment are located in Japan. Some of these suppliers were affected by the March 2011 earthquake and tsunami and some continue to be affected by unreliable power, shipping constraints and issues with their suppliers. We are rigorously assessing our potential exposure but significant uncertainties exist such that the extent and duration of these supply constraints cannot be currently determined. Although we believe that we have sufficient inventory to cover our immediate needs, we may experience shortages or delays in the supply of raw materials, components and manufacturing equipment that could cause us to change our manufacturing processes, limit our capacity, force us to seek alternative suppliers and/or increase the cost of our products. We may also encounter reduced demand for our products in the event customers are unable to obtain adequate supplies of other components due to the events in Japan. As a result, our business, results of operations or financial condition could be materially adversely affected.

In addition, the earthquakes and tsunami has created uncertainty regarding the effect on the general economic and market conditions in Japan. Any significant impact on consumer demand could cause a slowdown in the business operations of certain customers who are operating in Japan which may in turn negatively impact the sales of our products in Japan. We currently do not believe that such impact will have a material adverse effect on us or our results of operations.

Critical Accounting Policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. These accounting principles require us to make certain estimates and judgments that affect the reported amounts in our consolidated financial statements. Our estimates and judgments are based on historical experience, forecasted future events and various other assumptions that we believe to be reasonable under the circumstances. Estimates and judgments may differ under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We believe the critical accounting policies discussed below are the most important to the portrayal of our financial condition and results of operations. Each of them is dependent on projections of future market conditions and they require us to make the most difficult, subjective or complex judgments.

Income Taxes

We have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. A decrease in deferred tax assets would result in an increase in our effective tax rate and materially adversely impact our operating results. Conversely, if conditions improve and we determine that deferred tax assets should be increased because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. Based on the assessments that we have conducted during 2009 and 2010, which took into account our projected future taxable income, we concluded that it was probable that all of our deferred tax assets, which consist of mainly tax credits in Korea, would be realized. The increase in projected future taxable income from 2009 to 2010 was primarily due to TFT-LCD manufacturers’ scaling-down their planned capacity expansions, which eased the oversupplied state of the TFT-LCD market, and due to an increase in demand for TFT-LCD televisions.

Provisions –Warranty Obligations

We record a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2009 to 2010. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Warranty expenses increased from (Won)113.9 billion in 2009 to (Won)188.5 billion (US$166.8 million) in 2010. The increase in warranty expenses outpaced the increase in sales during these periods, mainly because while the increase in sales volume resulted in increases in both our sales as well as warranty expenses, the positive impact of increased sales volume on sales was partially offset by a decrease in the unit sales price of our products, which did not have a correspondingly reductive impact on warranty expenses.

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

We review the carrying amounts of long-lived assets and intangible assets at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the relevant asset’s recoverable amount is estimated. If circumstances require that a long-lived asset or asset group be tested for possible impairment, and the carrying value of such long-lived asset or asset group is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or asset group exceeds its estimated recovery value. The recoverable amount of a long-lived asset or asset group is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. Such impairment losses amounted to less than (Won)1 billion in 2009 and there were no impairment losses in 2010. Impairment loss is recognized as selling, general and administrative expenses.

Employee Benefits

Our accounting of employee benefits, which mainly consists of our defined benefit plan, involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. The expected rate of returns assumptions on plan assets are based on the portfolio as a whole and determined on the assumptions considering long-term historical returns and asset allocations. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings.

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal actions incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2009		%	2010		2010(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	(Won)	20,038	100%	(Won)	25,512	US$	22,565	100%
Cost of sales		(17,477)	87		(21,781)		(19,265)	85
Gross profit		2,561	13		3,731		3,300	15
Other income		1,366	7		1,483		1,312	6
Selling expenses		(713)	4		(846)		(748)	3
Administrative expenses		(325)	2		(521)		(461)	2
Research and development expenses		(408)	2		(675)		(597)	3
Other expenses		(1,470)	7		(1,862)		(1,647)	7
Results from operating activities		1,010	5		1,310		1,159	5
Finance income		333	2		241		213	1
Finance costs		(344)	2		(288)		(255)	1
Other non-operating loss, net		(6)	0		(15)		(13)	0
Equity income on investments, net		20	0		18		16	0
Profit before income tax		1,013	5		1,266		1,119	5
Income tax expense (benefit)		(105)	1		106		94	0
Profit for the period		1,118	6		1,159		1,025	5
Other comprehensive loss for the period, net of income tax		(67)	0		19		17	0
Total comprehensive income for the period	(Won)	1,051	5%	(Won)	1,178	US$	1,042	5%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won) 1,130.60 to US$1.00, the noon buying rate in effect on December 30, 2010 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2010 to 2009

Revenues

Our revenues increased by 27.3% from (Won)20,038 billion in 2009 to (Won)25,512 billion (US$22,565 million) in 2010. Increases in unit sales of our large-size panels for televisions, notebook computers and desktop monitors and an increase in the average selling price of our panels used in mobile and other applications were the primary contributing factors to this increase, offset in part by a decrease in the average selling price of our panels used in televisions, notebook computers and desktop monitors. In particular:

•	unit sales of 32-inch panels for televisions increased by 44.3% from 13.4 million panels in 2009 to 19.3 million panels in 2010;

•	unit sales of 42-inch panels for televisions increased by 44.0% from 8.1 million panels in 2009 to 11.7 million panels in 2010;

•	unit sales of 9.7-inch panels for notebook computers increased more than a thousand-fold from 8,718 panels in 2009 to 10.9 million panels in 2010; and

•	unit sales of 21.5-inch panels for desktop monitors increased by 110.8% from 3.7 million panels in 2009 to 7.8 million panels in 2010.

The total unit sales of panels for televisions increased by 44.9% from approximately 35.3 million in 2009 to 51.2 million in 2010. Total revenues attributable to television panels increased by 28.4% from approximately (Won)10,965 billion in 2009 to (Won)14,079 billion (US$12,453 million) in 2010. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels as well as for second television sets at home, which more than offset a decrease in the average selling price of our panels for televisions in 2010.

The total unit sales of panels for notebook computers increased by 38.5% from approximately 50.6 million in 2009 to 70.1 million in 2010. Total revenues attributable to panels for notebook computers increased by 24.0% from approximately (Won)3,568 billion in 2009 to (Won)4,424 billion (US$3,913 million) in 2010. Growth in total sales of panels for notebook computers primarily reflected increased demand for higher resolution and higher performance quality panels as well as increased demand resulting from the development of new types of notebook computers including tablet computers, which more than offset a decrease in the average selling price of our panels for notebook computers in 2010. The significant increase in sales of our panels for tablet computers in 2010 was one of the primary reasons for the increase in unit sales of panels for notebook computers.

The total unit sales of panels for desktop monitors increased by 13.7% from approximately 43.4 million in 2009 to 49.3 million in 2010. Total revenues attributable to panels for desktop monitors increased by 16.2% from approximately (Won)4,640 billion in 2009 to (Won)5,390 billion (US$4,767 million) in 2010. The increase in total sales of panels for desktop monitors is due primarily to increased demand for larger- and wider-sized panels for desktop monitors and, to a lesser extent, an increase in the average selling price of our panels for desktop monitors in 2010.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for televisions, notebook computers and desktop monitors from 2009 to 2010 which in turn had a negative effect on our gross profit and gross margin. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 5.5% from (Won)148,242 per panel in 2009 to (Won)140,015 (US$124) in 2010. The average selling price of panels for televisions decreased by 11.4% from (Won)310,497 per panel in 2009 to (Won)275,058 (US$243.3) in 2010, the average selling price of panels for notebook computers decreased by 10.5% from (Won)70,460 per panel in 2009 to (Won)63,094 (US$55.8) in 2010. On the other hand, the average selling price of panels for desktop monitors increased by 2.2% from (Won)106,940 per panel to (Won)109,246 (US$96.6) over the same period.

In 2010, a significant increase in revenues from sales of panels in our mobile and other applications category also contributed to the increase in our total revenues. Total revenues attributable to panels for mobile and other applications increased by 87.1% from approximately (Won)865 billion in 2009 to (Won)1,619 billion (US$1,432 million) in 2010. The increase in revenues was primarily attributable to an increase in the average selling price of panels used in mobile and other applications and, to a lesser extent, an increase in total unit sales of panels for mobile and other applications. The average selling price of panels for mobile and other applications increased by 56.3% from (Won)5,451 per panel in 2009 to (Won)8,520 (US$7.5) in 2010 primarily as a result of an increase in sales of panels for applications using medium to large-sized panels, including tablet personal computers. The total unit sales of panels for mobile and other applications increased by 16.7% from approximately 161.8 million in 2009 to 188.8 million in 2010, which also contributed to the increase in revenues.

Cost of Sales

Cost of sales increased by 24.6% from (Won)17,477 billion in 2009 to (Won)21,781 billion (US$19,265 million) in 2010. As a percentage of revenues, cost of sales decreased from 87.2% in 2009 to 85.4% in 2010. The increase in our cost of sales in 2010 was attributable primarily to increases in raw material costs, resulting from an overall increase in sales volume, especially of large-size panels, in 2010 compared to 2009.

As a percentage of our total cost of sales, components and raw material costs increased slightly, from 71.3% in 2009 to 71.9% in 2010.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.8% from US$742 per square meter of net display area in 2009 to US$691 in 2010.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 45.7% from (Won)2,561 billion in 2009 to (Won)3,731 billion (US$3,300 million) in 2010. Our gross margin increased from 12.8% to 14.6% over the same period primarily as a result of the higher capacity utilization rates at our plants in 2010 compared to 2009 as well as the greater decline in the unit cost of raw materials compared to the decline in the average selling price of our products in 2010. High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced and thereby increase our gross margin.

Selling and Administrative Expenses

Selling and administrative expenses increased by 31.7% from (Won)1,038 billion in 2009 to (Won)1,367 billion (US$1,209 million) in 2010. As a percentage of revenues, our selling and administrative expenses increased slightly from 5.2% in 2009 to 5.4% in 2010. The increase in selling and administrative expenses in 2010 was attributable primarily to increases in:

•

depreciation expenses (which includes amortization expenses), resulting primarily from the amortization of certain intangible assets we have acquired through the acquisition of the liquid crystal display module division of LG Innotek in May 2010;

•

after-sales service expenses, resulting primarily from providing more services and replacement parts for defective products sold to customers as a result of an increase in our sales volume as well as from service expenses incurred in 2010 in connection with defects found in certain of our products;

•

salaries, resulting from an increase in the number of employees, particularly at the production lines of our new facilities (including P82 and AP2), as well as at our module production plants in China; and

•	advertising expenses, resulting from an increase in our advertising activities, primarily in overseas markets including China, India and Brazil.

Such increases were offset in part by a decrease in our shipping costs, resulting primarily from increased usage of more cost effective transportation methods to ship our products to our customers.

The following table shows selling and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2010:

	Year Ended December 31,
	2009		2010
	(in billions of Won)
Salaries	(Won)	161	(Won)	207
Expenses related to defined benefit plan		8		14
Other employee benefit		41		55
Shipping costs		350		332
Fees and commissions		82		99
Depreciation		44		143
Taxes and dues		9		24
Advertising		60		88
Sales promotion		8		7
After-sales services		131		190
Others		144		208

Total	(Won)	1,038	(Won)	1,367

Research and Development Expenses

Research and development expenses increased by 65.4% from (Won)408 billion in 2009 to (Won)675 billion (US$597 million) in 2010. As a percentage of revenues, our research and development expenses increased from 2.0% in 2009 to 2.6% in 2010. The increase in research and development expenses in 2010 was attributable to an increase in research and development activities and from an increase in the number of research and development employees.

Other Income (Expense)

Other income includes primarily foreign currency gains from operating activities and other expenses include primarily foreign currency losses from operating activities and antitrust related expenses. Our total net other expense increased by 261.5% from (Won)104 billion in 2009 to (Won)379 billion (US$335 million) in 2010, primarily due to net foreign exchange loss of (Won)85 billion (US$75 million) in 2010 compared to net foreign exchange gain from operating activities of (Won)164 billion in 2009, which resulted primarily from a significant increase in net foreign exchange loss from operating activities incurred in 2010 as a result of currency fluctuations between the Korean Won and the U.S. dollar as well as between the Korean Won and the Japanese Yen.

We recognized antitrust expenses of (Won)295 billion and (Won)309 billion (US$273 million), respectively in 2009 and 2010. The antitrust expenses include provisions with respect to certain loss contingencies relating to antitrust proceedings as well as settlement payments in connection with antitrust related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust” for a discussion of our antitrust proceedings and associated settlement payments.

Results from Operating Activities

As a result of the cumulative effect of the reasons explained above, our results from operating activities increased by 29.7% from (Won)1,010 billion in 2009 to (Won)1,310 billion (US$1,159 million) in 2010. Our operating margin increased slightly from 5.0% to 5.1% over the same period.

Finance Income (Costs) and Other Non-Operating Income and Loss, Net

Finance income recognized in profit and loss includes primarily interest income of financial assets, interest income of available-for-sale securities and foreign currency gain. Finance cost recognized in profit and loss includes primarily interest expense of financial liabilities, foreign currency loss, loss on redemption of debentures, loss on valuation of financial liabilities at fair value through profit or loss and loss on sale of trade accounts and notes receivable.

Our total net finance costs increased by 326.5% from (Won)11 billion in 2009 to (Won)47 billion (US$42 million) in 2010. Our total net finance costs increased because the decrease in finance income in 2010 compared to 2009 outpaced the decrease in finance costs over the same period.

Our finance income decreased by 27.6% from (Won)333 billion in 2009 to (Won)241 billion in 2010 primarily attributable to a (Won)60 billion decrease in foreign currency gain primarily due to less fluctuation in the exchange rate between the Korean Won and the U.S. dollars in 2010 compared to 2009 and a (Won)30 billion decrease in interest income of financial assets measured at amortized cost due to a decrease in the average balance of deposits in banks in 2010 compared to 2009.

Our finance costs decreased by 16.1% in 2010 compared to 2009 primarily due to a (Won)106 billion decrease in loss on valuation of financial liabilities at fair value through profit or loss which was in turn primarily due to the put option exercise of certain holders of our US$550 million convertible bonds which reduced the principal amount of the convertible bond from US$550 million to US$66 million and a (Won)13 billion decrease in interest expense of financial liabilities measured at amortized costs which was in turn primarily due to the general decrease in interest rates in Korea from 2009 to 2010. Such decrease in finance costs were offset in part by a (Won)62 billion increase in foreign currency loss primarily due to an increase in Japanese Yen and Chinese Renminbi denominated borrowings in 2010 compared to 2009 and the general appreciating trends of both currencies against the Korean Won in 2010.

Income Tax Expense (Benefit)

We recognized income tax expense of (Won)106 billion (US$94 million) in 2010 compared to income tax benefit of (Won)105 billion in 2009, primarily due to a (Won)253 billion increase in profit excluding income tax in 2010 compared to 2009, which led to a (Won)61 billion increase in income tax expense, a (Won)68 billion decrease in income tax credits in 2010 compared to 2009, as well as a (Won)61 billion increase in non-deductible items related to antitrust fines in 2010 compared to 2009. Our effective income tax rate increased by 18.7 percentage points from (10.3)% in 2009 to 8.4% in 2010 primarily attributable to the decrease in income tax credits and the increase in non-deductible items related to antitrust fine.

Profit for the Period

As a result of the cumulative effect of the reasons explained above, our profit for the period increased by 3.7% from (Won)1,118 billion in 2009 to (Won)1,159 billion (US$1,025 million) in 2010.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt and equity financing activities. We had cash and cash equivalents of (Won)818 billion and (Won)1,631 billion (US$1,443 million) as of December 31, 2009 and 2010, respectively. We also had deposits in banks of (Won)2,500 billion and (Won)1,503 billion (US$1,329 million), respectively, as of December 31, 2009 and 2010. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabrication facilities and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2011 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2010, we had current liabilities of (Won)8,881 billion, which exceeded our current assets of (Won)8,840 billion by (Won)41 billion. As of December 31, 2009, we had current assets of (Won)8,226 billion and current liabilities of (Won)6,495 billion. The increase in current liabilities in 2010 was primarily attributable to a (Won)966 billion increase in other accounts payable mainly as a result of our active investments in our P8 (including construction works and the purchase of equipment for its expansions) and P9 facilities (including construction works) in 2010. Our management has been constantly monitoring our working capital since the occurrence of such increase in current liabilities. However, we have historically been able to satisfy our cash requirements from cash flow from operations and debt and equity financing and we believe that we will have sufficient working capital available to us (including in the form of debt) for our current requirements. We also issued domestic debentures of (Won)300 billion in February and April 2011, respectively, which proceeds have been used to satisfy our working capital requirements and redeem our short-term borrowings.

Our ability to satisfy our cash requirements from cash flow from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flow from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flow from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, including the issuance of equity, equity-linked and other debt securities.

Our net cash provided by operating activities amounted to (Won)4,153 billion in 2009 and (Won)4,884 billion (US$4,320 million) in 2010. The increase in net cash provided by operating activities in 2010 was mainly due to an increase in cash collected from our customers as a result of an increase in sales volumes as well as from an increase in accounts receivables sold to financial institutions in 2010 compared to 2009. The increase in net cash provided by our operating activities in 2010 was offset in part by a decrease in long-term advances received in 2010 compared to 2009, the increase in cash paid for purchases of components and raw materials due to our increased sales and related production volumes and the increase in cash paid as salaries resulting from an increase in the number of employees. We received long-term advances of US$500 million and US$330 million, respectively, in 2009 and 2010, in connection with the long-term supply agreements we entered with Apple, Inc.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2009, increased production capacity of our existing facilities as well as the commencement of mass production of our P8 and P62 in 2009 contributed to a 46.7% increase in our inventory levels from year-end 2008. In 2010, a further increase in the production capacity of our existing facilities and the commencement of mass production of our P82 and AP2 contributed to a 32.8% increase in our inventory levels from year-end 2009. Inventories comprised the following for the periods indicated:

	As of December 31,
	2009		2010		2010
	(in billions of Won and millions of US$)
Finished goods	(Won)	763	(Won)	978	US$	865
Work in process		544		612		542
Raw materials		229		422		373
Supplies		132		203		179

Total	(Won)	1,668	(Won)	2,215	US$	1,959

Our net cash used in investing activities amounted to (Won)4,564 billion in 2009 and (Won)4,515 billion (US$3,993 million) in 2010. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to (Won)3,761 billion and (Won)4,942 billion (US$4,371 million) in 2009 and 2010, respectively. We intend to fund our capital requirements associated with our construction projects, including the construction of P9 and AP2E and the build out and equipping of P83, with cash flow from operations and other financing activities, such as external long-term borrowings. Through the end of 2010, we had used internally generated cash to fund our construction projects.

We currently expect that our total capital expenditures on a cash out basis will be approximately (Won)5.0 trillion in 2011, primarily to fund the construction of P9 and AP2E and the build out and equipping of P83, and improvements to our pre-existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to (Won)117 billion in 2009 and our net cash provided by financing activities amounted to (Won)408 billion (US$361 million) in 2010. The net cash used in financing activities in 2009 reflects primarily repayment and prepayment of Won-denominated loans and debentures and the payment of dividends. The net cash provided by financing activities in 2010 reflects primarily the net proceeds from short-term borrowings and long-term debt (net of repayments), including the issuance of Won-denominated and foreign currency-denominated loans and debentures, which were offset in part by the payment of dividends. On March 13, 2009, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2008 and distributed the cash dividend to such shareholders on April 3, 2009. On March 12, 2010, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010. On March 11, 2011, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011.

We had a total of (Won)771 billion and (Won)1,213 billion (US$1,073 million) of short-term borrowings outstanding as of December 31, 2009 and 2010, respectively. Our short-term borrowings increased primarily due to an increase in our Japanese Yen denominated short-term borrowings, including banker’s usance and bank loans, used to pay for the purchase of certain equipments from Japanese suppliers. The weighted average interest rate under the terms of our short-term borrowings was 2.17% as of December 31, 2010.

As of December 31, 2010, we maintained accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$1,425 million. As of December 31, 2010, we had ¥869 million outstanding under these receivable negotiating facilities. Our subsidiaries have also entered into various accounts receivable negotiating facilities. For further information regarding these facilities, please see Note 19 of the notes to our financial statements.

As of December 31, 2010, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)3,429 billion (US$3,033 million), primarily consisting of (Won)1,300 billion of Korean Won-denominated debentures, US$350 million of U.S. dollar-denominated debenture, ¥10 billion of Yen-denominated debenture, US$1,097 million of U.S. dollar-denominated long-term loan, RMB 341 million of RMB-denominated long-term loan, US$74 million convertible bonds, €48 million of Euro-denominated long-term loan, (Won)23 billion of Korean Won-denominated long-term loan and ¥8 billion of Yen-denominated long-term loan.

In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount. For further information, see Note 14 of the notes to our consolidated financial statements. The conversion price of the convertible bonds due 2012 was initially (Won)49,070 per share, but was adjusted to (Won)48,251 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 13, 2009, adjusted to (Won)48,075 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 12, 2010 and was further adjusted to (Won)47,892 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 11, 2011.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. For further information about our short- and long-term debt obligations as of December 31, 2010, see Note 14 of the notes to our financial statements.

As of December 31, 2010, we were obligated to guarantee the payment obligation of our Poland subsidiary in the amount of €48 million under a long-term credit facility that our Poland subsidiary entered into with a syndicate of banks. As of December 31, 2010, our Polish subsidiary was provided with a payment guarantee amounting to PLN 250 million by Nordea Bank and Citibank relating to the deferral of value added tax payments, and we provided a payment guarantee to Nordea Bank and others in connection with their payment guarantee. As of December 31, 2010, we were obligated to guarantee the payment obligation of our Singapore subsidiary in the amount of US$10 million from Standard Chartered Bank and our U.S. subsidiary in the amount of US$7 million from JP Morgan. Other than the foregoing, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2010.

Set forth below are the aggregate amounts, as of December 31, 2010, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	3,429,461	(Won)	886,561	(Won)	1,906,489	(Won)	633,213	(Won)	3,198
Fixed License Payment		91,275		18,255		36,510		36,510		—
Long-Term Other Payables		392,564		86,460		291,827		14,277		—

Total	(Won)	3,913,300	(Won)	991,276	(Won)	2,234,826	(Won)	684,001	(Won)	3,198

Estimates of interest payment based on contractual interest rates effective as of December 31, 2010		283,644		108,943		127,156		47,425		120

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)31 billion in 2009 and (Won)33 billion (US$29 million) in 2010, representing 4.0% of our research and development expenses in 2009 and 3.0% in 2010. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

The effective statutory corporate income tax rate applicable to us is 11% (including local income surtax) for the first (Won)200 million of our taxable income and 24.2% (including local income surtax) for our taxable income in excess of (Won)200 million in 2010.

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

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2010, we had available deferred tax assets related to these credits in the amount of (Won)795 billion (US$703 million), which may be utilized against future income tax liabilities through 2014.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)774 billion in 2009 and (Won)1,117 billion (US$988 million) in 2010, representing 3.8% of our sales in 2009 and 4.4% in 2010.

Our research and development activities primarily focus on the development of new and improved products. For example, in 2008, we displayed the world’s first panel for notebook computers that could change its horizontal viewing angle from 175 degrees to 60 degrees with a built-in adjustable viewing image control, thereby significantly reducing privacy concerns while using notebook computers in public areas. In 2008, we also developed the world’s first TFT-LCD panel for notebook computers that applied RGB LED backlight technology, thereby offering more colors and a better contrast ratio than conventional models that used cold cathode fluorescent lamps. In addition, in 2008, we developed the world’s largest 27-inch panel for desktop monitors at the time that applied black data insertion technology, which enabled us to achieve a motion picture response time equivalent to panels that used 120Hz driving technology without increasing our production costs. In 2009, we announced the world’s first commercial launch of a three-dimensional multi-vision display panel that can display full high definition resolution. In 2010, we introduced three-dimensional displays utilizing film patterned retarder and shutter glass methodologies. Our three-dimensional LCD panel for use with polarized glasses received the Gold Award for Display of the Year at the Society of Information Display in 2010.

We believe that the trends for display products in the future are the widespread use of affordable large-size flat panel products with higher performance qualities and the use of different types of display products for a variety of purposes, such as using flexible display panels in a range of products or using large-size display panels for public display or advertising. To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. Accordingly, we have developed long-term alternative technologies, such as LED backlight technology, which is thin and light and is expected to provide reduced power consumption using environmentally friendly components. We have developed large-size high resolution LED backlight TFT-LCD panels for the categories of 42-inch, 47-inch and 55-inch panels for televisions. We have also developed copper line technology, a technology that takes advantage of copper’s low electrical resistance to improve the transmission of video signals even across large-size TFT-LCD screens, resulting in sharp image quality with minimal distortion. We were the first company to apply copper line technology to high-resolution TFT-LCD panels. We have also developed TruMotion 480Hz driving technology based on copper line, scanning backlight technology and other new circuit algorithms. TruMotion 480Hz driving technology decreases motion blur by quadrupling the speed of the prior conventional frame rate of 120 Hz. Using this technology, we developed high-resolution TFT-LCD panels for televisions, ranging in size from 32 inches to 55 inches. In addition, in continual cooperation with our television end-brand customers, we have developed various mounting technologies, such as “user direct mounting” and through-hole mounting technology, to provide more mounting options and further enhance the marketability of their products. In order to stay technologically ahead in the TFT-LCD industry, we are focusing on evolving our existing display panels so that they become slimmer and narrower and become more environmentally friendly by using less power. For example, in 2008, we succeeded in developing one of the world’s most energy efficient TFT-LCD panel for 32-inch televisions that can operate on up to 56% less power and a ultra slim 47-inch TFT-LCD panel with a thickness of 8.9mm in 2008. In 2010, we developed a TFT-LCD panel for 42-inch televisions that can operate on up to 25% less power and uses environmentally friendly components including halogen free parts.

As the product lifecycle of flat panel displays is approaching maturity, we plan to further focus on developing a next generation flat panel display technology, such as AMOLED, that can replace existing liquid crystal display panels or plasma display panels, while also exploring new growth industries, such as solar cell panels. AMOLED is a next generation flat panel display technology particularly because it is able to display clearer images of fast moving objects than conventional technology. We have already established ourselves as the leading developer of flexible displays. In 2008, we developed a flexible color e-book with the world’s highest resolution at the time. We were also the first to apply non-laser crystallization technology to the production of AMOLED. In 2009, we developed the world’s first 11.5-inch flexible e-paper for e-books with in-cell touch screen function, and we also developed a 19-inch e-paper, the world’s largest at the time.

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

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2010, we employed approximately 3,380 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

As of March 31, 2011, we held a total of 15,049 patents, including 6,724 in Korea and 8,325 in other countries, including in the United States, China, Japan, Germany, France, Great Britain and Taiwan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2011 to 2030.

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

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)31 billion in 2009 and (Won)33 billion (US$29 million) in 2010, representing 4.0% of our research and development expenses in 2009 and 3.0% in 2010. We recognized royalty income (a part as revenue and the remainder as other operating income) in the amount of US$25 million in 2009 and 2010.

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

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. In 2010, we recognized US$5 million of royalty income under such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

For a discussion of our off-balance sheet arrangements, please see “— Factoring and securitization of accounts receivable”, “— Letters of credit” and “— Payment guarantees” in Note 19 of the notes to our financial statements.

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

The tables below set forth information regarding our current directors and executive officers. The business address of all of the directors and executive officers is 65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, Korea.

Our Outside Directors

Our current outside directors are set out in the table below. Each of our outside directors meets the applicable independence standards set forth under the rules of the Korean Commercial Code and also meets the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Tae Sik Ahn	March 21, 1956	Director	March 2010	March 2013	Professor, College of Business Administration and Graduate School of Business, Seoul National University

William Y. Kim	June 6, 1956	Director	February 2008	March 2014	Partner, Ropes & Gray LLP

Jin Jang	November 28, 1954	Director	March 2011	March 2014	Chair Professor, Department of Information Display, Kyung Hee University

Sunny Yi	March 25, 1962	Director	March 2011	March 2014	Partner, Bain & Company Korea

Our Non-Outside Directors

Our non-outside directors are:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	February 2007	February 2013	—

Yu Sig Kang	November 3, 1948	Director	March 2011	March 2014	Vice Chairman, Representative Director, LG Corp.

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	February 2011	—

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/Department
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	January 2007	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	January 2008	—

Jong Sik Kim	June 4, 1953	President and Chief Operation Officer	October 2006	Manufacturing

In Jae Chung	September 20, 1956	Executive Vice-President and Chief Innovation Officer	January 2006	Research

Name	Date of Birth	Position	Elected/Appointed to Current Position	Division/Department
Bock Kwon	August 4, 1954	Executive Vice-President	January 2006	System Solution

Sang Deog Yeo	December 3, 1955	Executive Vice-President	January 2005	Mobile/OLED Business

Sang Beom Han	June 18, 1955	Executive Vice-President	January 2006	TV Business

Hyun He Ha	December 18, 1956	Executive Vice-President	January 2007	IT Business

Yu Seoung Yin	June 20, 1956	Executive Vice-President	January 2009	China Center

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

Yu Sig Kang has served as director since March 2011. Mr. Kang is currently the representative director and vice chairman of LG Corp. He also served as the head of LG Corp’s Restructuring Office. He holds a bachelor’s degree in business administration from Seoul National University.

James (Hoyoung) Jeong has served as director, executive vice president and chief financial officer since February 2008. Mr. Jeong also served as head of our Business Supporting Center. Prior to joining LG Display, he served as chief financial officer of LG Electronics. Mr. Jeong holds a bachelor’s degree in business administration from Yonsei University.

Tae Sik Ahn has served as outside director since March 2010. Mr. Ahn is currently a professor of the College of Business Administration and Graduate School of Business at Seoul National University and a member of the executive committee of the Asia-Pacific Management Accounting Association. He is also currently an outside director of Hyundai Elevator Co., Ltd. Mr. Ahn holds a bachelor’s degree in business administration from Seoul National University and a Ph.D. in accounting from the University of Texas, Austin.

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

Jin Jang has served as outside director since March 2011. Mr. Jang is currently the chair professor of the Department of Information Display at Kyung Hee University. He also served as the vice president of The Korean Information Display Society. Mr. Jang holds a bachelor’s degree in physics from Seoul National University, and a master’s degree and a Ph.D. in physics from the Korea Advanced Institute of Science.

Sunny Yi has served as outside director since March 2011. Mr. Yi is currently a partner at Bain & Company Korea. He also served as a regional director at AT Kearney’s Seoul branch. Mr. Yi holds a bachelor’s degree in aerospace engineering from the United States Military Academy at West Point and a master’s degree in computer science from the University of Southern California and an M.B.A. degree from Harvard Business School.

Jong Sik Kim has served as president since January 2011 and chief operation officer since December 2010. Mr. Kim also served as head of the module center since joining LG Display in October 2006. Prior to joining LG Display, Mr. Kim served as head of display production and head of quality control and procurement at LG Electronics. Mr. Kim holds a bachelor’s degree in electronic engineering from Yeungnam University and a master’s degree in electronic engineering from Kyungpook National University.

In Jae Chung has served as executive vice-president since January 2006 and as chief innovation officer since December 2010. Prior to joining LG Display, Mr. Chung served as head of the notebook development department and LCD laboratory at LG Electronics. Mr. Chung received a bachelor’s degree in physics and a master’s degree in applied physics from Korea University and a Ph.D. in electronic engineering from University of South Australia.

Bock Kwon has served as executive vice-president since January 2006 and as head of the System Solution Business Division since August 2010. Mr. Kwon also previously served as head of the Corporate Strategy & Marketing Center. Prior to joining LG Display, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

Sang Deog Yeo has served as executive vice-president since January 2005. Mr. Yeo also served as head of the Mobile/OLED Business Division since November 2009. Prior to joining LG Display, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

Sang Beom Han has served as executive vice-president since January 2006 and head of the TV Business Division since November 2009. Mr. Han also served as executive vice-president and head of the Panel Center and as vice-president for our Panel 5 factory and the Manufacturing Technology Center since joining LG Display in December 2001. Prior to joining LG Display, Mr. Han served as vice president of Hynix Semiconductor Inc. Mr. Han holds a Ph.D. degree in material science from Stevens Institute of Technology.

Hyun He Ha has served as executive vice-president since January 2007. Mr. Ha has also served as head of the IT Business Division since November 2009. Mr. Ha has also served as vice president of the Corporate Strategy Department. Mr. Ha holds a bachelor’s degree in history from Pusan National University and an M.B.A. degree from Waseda University.

Yu Seoung Yin has served as executive vice-president and head of the China Center since January 2009. Prior to joining LG Display, Mr. Yin served as executive vice-president of the Chairman’s Office at LG Holdings. Mr. Yin holds a bachelor’s degree in mass communication from Chung-Ang University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2010 to our executive officers and our directors was (Won)6 billion. In addition, as of December 31, 2010, our accrued severance and retirement benefits to those directors and officers amounted to (Won)766 million (US$677 thousand).

Our articles of incorporation provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. See “Item 6.E. Stock Ownership—Stock Options” below for information concerning our long-term incentive plan.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2010, we paid a premium of approximately US$2 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is comprised of three outside directors: Tae Sik Ahn, Sunny Yi and William Y. Kim. The chairman is Tae Sik Ahn. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee is comprised of two outside directors, William Y. Kim and Jin Jang, and one non-outside director, James (Hoyoung) Jeong. The chairman is James (Hoyoung) Jeong. The Outside Director Nomination and Corporate Governance Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors. The committee also develops and recommends to the board of directors a set of corporate governance principles and oversees our policies, practices and procedures in the area of corporate governance.

The committee holds regular meetings at least once each year, and more frequently as needed.

Remuneration Committee

The Remuneration Committee is comprised of two outside directors, Sunny Yi and Tae Sik Ahn, and one non-outside director, James (Hoyoung) Jeong. The chairman is Sunny Yi. The Remuneration Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers.

The committee holds regular meetings at least once each year, and more frequently as needed.

Item 6.D.	Employees

As of December 31, 2010, we had 46,705 employees, including 16,509 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2008, 2009 and 2010:

	As of December 31,
Employees(1)	2008	2009	2010
Production	18,847	24,115	37,255
Technical(2)	4,200	5,169	6,931
Sales & Marketing	1,046	1,218	1,527
Management & Administration	767	904	992

Total	24,860	31,406	46,705

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2010, approximately 66% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

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

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2010, our recognized liabilities for defined benefit obligations amounted to (Won)79 billion (US$70 million). See Note 17 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2010, our employee stock ownership association owned approximately 0.01% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 27,888 shares of our common stock as of May 2, 2011, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Stock Options

Our articles of incorporation provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. As part of our long-term incentive plan, our board of directors resolved in April 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the KOSPI against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise. The following table sets forth certain information regarding our stock option plan as of May 3, 2011:

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

The following table sets forth information regarding beneficial ownership of our common stock as of May 2, 2011 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	23,101,658	6.5%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of May 2, 2011. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Certain Relationships and Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. We have conducted our transactions with related parties, including LG Electronics, as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.

Relationships and Transactions with LG Electronics and Related Companies

Sales to LG Electronics

We sell TFT-LCD panels, primarily large-size panels for televisions, notebook computers and desktop monitors and mobile and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers.

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)6,315 billion (US$5,586 million), or 24.8% of our sales, in 2010.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we sell our products to LG International Japan, Ltd. and LG International Singapore Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 8.8% of our sales in 2010. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to (Won)1,806 billion (US$1,597 million), or 6.3% of our total purchases, in 2010.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials necessary for our production process from LG Electronics and its affiliated companies, including LG Chem and LG Innotek (formerly from LG Micron Ltd. prior to its merger with and into LG Innotek in July 2009). Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)1,921 billion (US$1,699 million) in 2010. Our purchases of photo masks from LG Innotek amounted to (Won)298 billion (US$264 million) in 2010.

Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)6,055 billion (US$5,356 million), or 27.1% of our total purchases, in 2010.

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

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we began making monthly payments to LG Corp. in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This trademark license agreement expired on December 31, 2007, and although the agreement allowed for an automatic renewal, we signed a new trademark license agreement with LG Corp. in February 2008. Under the new agreement, from January 1, 2008 to June 30, 2008 and from July 1, 2008 to December 31, 2010, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.1% and 0.2% of our sales, respectively, net of advertising expenses. As of May 2, 2011, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the new agreement.

Asset Purchase Agreement with LG Innotek

In May 2010, we purchased the liquid crystal display module division of LG Innotek, a subsidiary of LG Electronics, for a purchase price of (Won)238 billion. We expect that through this acquisition, we will be able to increase our liquid crystal display production capacity. The terms of the transaction has been negotiated by the parties on an arm’s-length basis.

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

See “Item 18. Financial Statements” and pages F-1 through F-100.

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

Intellectual Property

In December 2006, we filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. In March 2007, AU Optronics filed a counter-claim against us in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware in May 2007. In May 2007, Chi Mei Optoelectronics filed a counter-claim against us for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware in March 2008. The Delaware court bifurcated the trial between AU Optronics and Chi Mei Optoelectronics, holding the first trial against AU Optronics in June 2009.

Although we had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. In February 2010, the Delaware court found that the four AU Optronics patents were valid and were infringed by us, and in April 2010, the Delaware court further found that our four patents were valid but were not infringed by AU Optronics. In October and November 2010, we filed a motion for a new trial and to amend certain findings on the AU Optronics patents and our patents, respectively. As of May 2, 2011, the Delaware court has not ruled on our motions.

In February 2007, Anvik Corporation filed a complaint in the United States District Court for the Southern District of New York against us, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. Anvik is seeking monetary damages for past infringement and an injunction against future infringement.

Antitrust

In December 2006, LG Display received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. LG Display subsequently received similar notices from the Canadian Bureau of Competition Policy, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission. In addition, in July 2009, the Federal Competition Commission of Mexico announced a similar investigation into possible anti-competitive practices in the LCD industry.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. As of May 2, 2011, the European Union General Court has not ruled on our application.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. As of May 2, 2011, investigations by the Canadian Bureau of Competition Policy, the Japan Fair Trade Commission, the Korea Fair Trade Commission, the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display, LG Display America, Inc. and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. In June 2010, the Ninth Circuit Court of Appeals denied the defendants’ petitions appealing the class certification decisions. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class has not yet begun. Trial is set to begin in the two class action lawsuits on February 13, 2012. Class certification in Canada remains pending.

In addition, in 2010 and 2011, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against LG Display, alleging similar antitrust violations as alleged in the MDL Proceedings. The attorneys general actions all remain in the initial pleadings stages.

In relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc. filed similar claims in the United States. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

In February 2007, LG Display and certain of its current and former officers and directors were named as defendants in a purported shareholder class action in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LG Display, reached an agreement in principle with the class plaintiffs to settle the action, and in March 2011, the District Court granted final approval of the settlement.

In each of the foregoing matters that are ongoing, LG Display is continually evaluating the merits of the respective claims and vigorously defending itself. Irrespective of the validity or the successful assertion of the claims described above, LG Display may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have recognized provisions in 2010 with respect to those contingencies in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2010 and may have a material adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

On March 13, 2009, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2008 and distributed the cash dividend to such shareholders on April 3, 2009. On March 12, 2010, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010. On March 11, 2011, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2010, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2010, 17,881,825 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange					New York Stock Exchange
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in thousands of DRs)
2006	(Won)	46,600	(Won)	25,550	1,181	US$	24.40	US$	14.06	1,096
2007		56,000		26,250	2,248		31.13		14.01	1,091
2008		50,600		16,650	3,557		24.99		5.54	1,113
2009		39,250		22,800	3,962		16.93		7.78	1,646
First Quarter		28,800		22,800	4,237		11.12		7.78	1,444
Second Quarter		34,100		28,000	4,406		12.95		10.67	1,419
Third Quarter		39,250		31,850	4,260		15.77		12.41	1,742
Fourth Quarter		39,250		28,850	2,940		16.93		11.90	1,698
2010		47,900		33,250	2,827		21.10		14.03	1,465
First Quarter		41,900		34,600	2,750		18.24		15.04	1,484
Second Quarter		47,900		40,300	2,956		21.10		16.10	1,855
Third Quarter		40,400		33,250	3,212		17.78		14.03	1,512
Fourth Quarter		41,900		37,400	2,597		18.54		16.37	1,014
October		41,350		37,550	2,840		18.54		16.88	1,269
November		41,900		37,400	2,668		18.33		16.37	977
December		41,700		38,900	2,294		18.29		17.15	794
2011
First Quarter		40,950		33,650	2,711		18.11		15.03	1,108
January		40,950		37,300	3,087		18.11		16.26	1,241
February		38,600		35,750	2,257		17.46		15.96	1,136
March		36,500		33,650	2,704		16.30		15.03	948
Second Quarter
April		40,900		35,450	4,069		18.81		16.29	1,303
May (through May 2)		39,550		39,550	2,816		18.29		18.29	1,952

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2010, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)14.2 trillion. The average daily trading volume of equity securities for 2010 was approximately 2.9 million shares with an average transaction value of (Won)114 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

	Opening	High	Low	Closing
1979	131.28	131.28	104.38	118.97
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011 (through May 2)	2,063.69	2,225.95	1,921.59	2,228.96

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	US$	4,223	10,565	(Won)	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,595		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,697
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,935		763,060	485,657		5,795,552		4,980,495
2010	766		1,114,882		1,260,486	379,171		5,607,749		6,340,121

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
2011 (through May 2)	770	1,222,050	1,305,638	340,918	7,519,378	8,033,703

Source: The Korea Exchange

(1)	Converted at the Federal Reserve Noon Rate on the last business day of the period indicated (other than for 2011 (through May 2), which is converted at the Federal Reserve Noon Rate on April 29, 2011, the latest available Federal Reserve Noon Rate).

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

General

Under our articles of incorporation, as amended in March 2011, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2010, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under our articles of incorporation, as amended in March 2011, we may issue new shares pursuant to a board resolution to persons other than existing shareholders, who however will not have preemptive rights, if the new shares are, among others:

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

In addition, we may issue convertible bonds or bonds with warrants, respectively, up to an aggregate face amount of (Won)2.5 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common stock.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2010, approximately 0.01% of the outstanding shares were held by our employee stock ownership association.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our outstanding shares for at least six consecutive months; or

•	at the request of our audit committee.

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

We have not entered into any material contracts since January 1, 2009, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions.” For a description of certain agreements entered into during the past two years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources.”

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

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies, foreign exchange equalization funds or financial institutions; and

•

if the government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea, foreign exchange equalization funds or financial institutions.

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

Depositary receipts, which the ADSs constitute, are included in the scope of securities the transfers of which are subject to securities transaction tax effective starting with transfers occurring on or after January 1, 2011. However, transfer of depositary receipts listed on a foreign securities exchange similar to that of Korea (e.g., the New York Stock Exchange or the Nasdaq National Market) will not be subject to the securities transaction tax.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2013 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

Overview

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various financial market risks in our ordinary course of business transactions, primarily from changes in interest rates and foreign exchange rates, and we utilize financial derivatives to mitigate these risks. We also used various derivative instruments, principally forward contracts with maturities of one year or less, to manage our exposure associated with net asset and liability positions and cash flows denominated in foreign currencies. We have used, and intend to continue to use, these financial derivatives only for hedging purposes and not for speculative purposes.

Our primary market risk exposures relate to interest rate movements on floating rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, as well as foreign currency-denominated future cash flows, mostly denominated in U.S. dollars, Euro and Japanese Yen, and foreign currency-denominated accounts payable for purchases of raw materials and supplies, primarily denominated in Japanese Yen. The fair value of our financial instruments has been determined as the price, as of the applicable measurement date, that we would receive when selling an asset or that we would pay when transferring a liability, in an orderly transaction between market participants. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2010, we had outstanding long-term debt, including current portion, in the amount of (Won)3,429 billion (US$3,033 million).

From time to time, we enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2010, we had no interest rate swap contracts outstanding.

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

As of December 31, 2010, we had US$1,521 million aggregate principal amount of U.S. dollar-denominated long-term loans, ¥18 billion aggregate principal amount of Japanese Yen-denominated long-term loans, €48 million aggregate principal amount of Euro-denominated long-term loan and RMB 341 million aggregate principal amount of RMB-denominated long-term loan. The interest rate on these loans is set based on three-month U.S. dollar LIBOR plus 0.35 to 1.80%, six-month U.S. dollar LIBOR plus 0.41% to 1.99%, three-month Japanese Yen LIBOR plus 2.4% to 2.79%, three-month Euribor plus 0.6% and 90% to 95% of the rates published by People’s Bank of China. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar-denominated, Japanese Yen-denominated, Euro-denominated and RMB-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2011		2012		2013		2014		2015		Thereafter		Total		2010
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))	(Won)	200	(Won)	299	(Won)	200	(Won)	200	(Won)	399	(Won)	2	(Won)	1,300	(Won)	1,330
Average interest rate		5.3%		5.4%		4.9%		5.9%		5.0%		2.75%
Variable Rate ((Won))	(Won)	4	(Won)	4	(Won)	5	(Won)	4	(Won)	2	(Won)	1	(Won)	20	(Won)	20
Average interest rate		2.1%		2.0%		2.0%		2.0%		2.0%		2.0%
Variable rate (RMB)	(Won)	33	(Won)	8	(Won)	17		—		—		—	(Won)	59	(Won)	59
Average interest rate		5.5%		4.1%		4.8%		—		—		—
Variable rate (EUR)	(Won)	33	(Won)	33	(Won)	7		—		—		—	(Won)	73	(Won)	73
Average interest rate		1.5%		1.5%		1.5%		—		—		—
Fixed rate (US$)		—	(Won)	84		—		—		—		—	(Won)	84	(Won)	84
Average interest rate		—		0%		—		—		—		—
Variable rate (US$)	(Won)	588	(Won)	291	(Won)	735	(Won)	28		—		—	(Won)	1,642	(Won)	1,642
Average interest rate		0.8%		1.0%		2.1%		2.2%		—		—
Variable rate (JPY ¥)	(Won)	28	(Won)	223		—		—		—		—	(Won)	251	(Won)	251
Average interest rate		3.0%		2.7%		—		—		—		—		—		—

For a further sensitivity analysis on our interest rate risk exposures, see Note 13(d) of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Euro and the Japanese Yen. As of December 31, 2010, we had U.S. dollar-denominated sales-related accounts receivable of US$2,570 million, which represented 97.5% of our total sales-related accounts receivable balance. As of December 31, 2010, we also had Euro-denominated sales-related accounts receivable of €14 million and Chinese Renminbi-denominated sales-related accounts receivable of RMB 69 million, which represented 0.7% and 0.4% of our total sales-related accounts receivable balance, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income.

We hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar exposure using forward contracts. The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2010. Based on our overall foreign currency exposure as of December 31, 2010, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	420 million
Average contractual exchange rate	(Won)	1,162.2/US$
Change in fair value	(Won)	8.3 billion

For a further discussion on our foreign currency risk exposures, see Note 13(c) of the notes to our financial statements.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for 76.5% of our sales in 2009 and 75.8% in 2010. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 8.8% of our sales in 2010, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

Inflation in Korea, which was 5.6% in 2008, 1.9% in 2009 and 2.9% in 2010, has not had a material impact on our results of operations in recent years.

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

In 2010, we did not receive any payments from the depositary.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., the member firms of KPMG, and their respective affiliates (collectively, “KPMG”) during the fiscal year ended December 31, 2009 and 2010:

	Year ended December 31,
	2009		2010
	(in millions of Won)
Audit fees	(Won)	2,596	(Won)	3,479
Audit-related fees		170		133
Tax fees		403		171
All other fees		280		6

Total fees	(Won)	3,449	(Won)	3,789

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

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S. Securities and Exchange Commission. In 2010, no fees were approved pursuant to the de minimis exception.

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

Date: May 3, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2010, 2009 and January 1, 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LG Display’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the LG Display Co., Ltd.’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd and subsidiaries as of December 31, 2010, 2009 and January 1, 2009 and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2011

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2010, 2009 and January 1, 2009

(In millions of won)	Note	December 31, 2010		December 31, 2009	January 1, 2009
Assets
Cash and cash equivalents	6	(Won)	1,631,009	817,982	1,352,752
Deposits in banks	6, 13		1,503,000	2,500,000	2,055,000
Trade accounts and notes receivable, net	7, 13, 20, 23		3,000,661	2,950,245	2,014,700
Other accounts receivable, net	7, 13		256,028	127,340	127,085
Other current financial assets	9, 13		35,370	3,856	26,526
Inventories	8		2,215,217	81,667,780	1,136,672
Other current assets	7		199,148	158,939	220,127

Total current assets			8,840,433	8,226,142	6,932,862
Investments in equity accounted investees	10		325,532	282,450	89,047
Other non-current financial assets	9, 13		83,246	145,970	183,476
Deferred tax assets	31		1,074,853	926,219	608,319
Property, plant and equipment, net	11, 24		12,815,401	9,596,497	9,242,378
Intangible assets, net	12, 24		539,901	352,393	204,441
Other non-current accounts receivable	7, 13		11,045	11,311	25,057
Other non-current assets	7, 13		167,247	162,495	176,269

Total non-current assets			15,017,225	11,477,335	10,528,987

Total assets		(Won)	23,857,658	19,703,477	17,461,849

Liabilities
Trade accounts and notes payable	23	(Won)	2,961,995	2,031,422	988,012
Current financial liabilities	14		2,100,979	2,007,332	1,170,285
Other accounts payable			2,592,527	1,596,135	2,043,570
Accrued expenses			373,717	300,412	203,374
Income tax payable			153,890	145,326	294,494
Provisions	15		634,815	362,443	51,424
Other current liabilities	19		63,906	52,001	32,944

Total current liabilities			8,881,829	6,495,071	4,784,103
Non-current financial liabilities	14		2,542,900	2,076,160	2,870,265
Non-current provisions	15		8,773	5,611	10,097
Deferred tax liabilities	31		6,640	—	—
Employee benefits	18		78,715	84,297	75,402
Long-term advance received	20		945,287	583,800	—
Other non-current liabilities	19		332,547	418,789	554,075

Total non-current liabilities			3,914,862	3,168,657	3,509,839

Total liabilities			12,796,691	9,663,728	8,293,942

Equity
Share capital	22		1,789,079	1,789,079	1,789,079
Share premium			2,251,113	2,251,113	2,251,113
Reserves	22		(35,298)	(51,005)	1,580
Retained earnings			7,031,163	6,050,562	5,126,135

Total equity attributable to owners of the Company			11,036,057	10,039,749	9,167,907

Non-controlling interest			24,910	—	—

Total equity			11,060,967	10,039,749	9,167,907

Total liabilities and equity		(Won)	23,857,658	19,703,477	17,461,849

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2010 and 2009

(In millions of won, except earnings per share)	Note	2010		2009
Revenue	23, 24, 25	(Won)	25,511,535	20,037,701
Cost of sales	8, 23		(21,780,880)	(17,476,995)

Gross profit			3,730,655	2,560,706
Other income	26		1,483,443	1,365,554
Selling expenses	17		(846,376)	(712,580)
Administrative expenses	17		(521,035)	(325,325)
Research and development expenses			(674,684)	(407,857)
Other expenses	26		(1,861,531)	(1,470,146)

Results from operating activities			1,310,472	1,010,352

Finance income	29		240,988	332,721
Finance costs	29		(288,472)	(343,855)
Other non-operating loss, net			(15,611)	(6,475)
Equity income on investments, net			18,192	20,217

Profit before income tax			1,265,569	1,012,960
Income tax expense (benefit)	30		106,335	(104,818)

Profit for the year			1,159,234	1,117,778

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	29		12,063	(24,367)
Net change in fair value of cash flow hedges transferred to profit or loss	29		—	2,534
Defined benefit plan actuarial gains (loss)	18		4,480	(18,927)
Cumulative translation differences	29		6,735	(37,175)
Gain on sales of own shares of associate accounted for using the equity method			810	—
Income tax on other comprehensive income	30		(5,107)	10,907

Other comprehensive income (loss) for the year, net of income tax			18,981	(67,028)

Total comprehensive income for the year		(Won)	1,178,215	1,050,750

Profit attributable to:
Owners of the Company			1,156,343	1,117,778
Non-controlling interest			2,891	—

Profit for the year		(Won)	1,159,234	1,117,778

Total comprehensive income attributable to:
Owners of the Company			1,175,216	1,050,750
Non-controlling interest			2,999	—

Total comprehensive income for the year		(Won)	1,178,215	1,050,750

Earning per share
Basic earnings per share	32	(Won)	3,232	3,124

Diluted earnings per share	32	(Won)	3,152	3,124

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

For the years ended December 31, 2010 and 2009

(In millions of won)	Share capital		Share premium	Gain on sales of own shares of associates	Translation reserve	Hedging reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity
Balances at January 1, 2009	(Won)	1,789,079	2,251,113	—	—	(1,920)	3,500	5,126,135	—	9,167,907

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	—	1,117,778	—	1,117,778
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	(18,136)	—	—	(18,136)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	1,920	—	—	—	1,920
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	(14,443)	—	(14,443)
Cumulative translation differences		—	—	—	(36,369)	—	—	—	—	(36,369)

Total other comprehensive income (loss)		—	—	—	(36,369)	1,920	(18,136)	(14,443)	—	(67,028)

Total comprehensive income (loss) for the year	(Won)	—	—	—	(36,369)	1,920	(18,136)	1,103,335	—	1,050,750

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)

Balances at December 31, 2009	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	—	1,156,343	2,891	1,159,234
Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	9,076	—	—	9,076
Cumulative translation differences		—	—	—	5,821	—	—	—	108	5,929
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	3,166	—	3,166
Gain on sales of own shares of associates accounted for using the equity method		—	—	810	—	—	—	—	—	810

Total other comprehensive income		—	—	810	5,821	—	9,076	3,166	108	18,981

Total comprehensive income for the year	(Won)	—	—	810	5,821	—	9,076	1,159,509	2,999	1,178,215

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	21,911	21,911

Balances at December 31, 2010	(Won)	1,789,079	2,251,113	810	(30,548)	—	(5,560)	7,031,163	24,910	11,060,967

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2010 and 2009

(In millions of won)	Note	2010		2009
Cash flows from operating activities:
Profit for the year		(Won)	1,159,234	1,117,778
Adjustments for:
Income tax expense (benefit)	30		106,335	(104,818)
Depreciation	11		2,756,532	2,778,727
Amortization of intangible assets	12		168,846	63,339
Gain on disposal of intangible assets			—	(9)
Gain on foreign currency translation			(119,880)	(159,293)
Loss on foreign currency translation			85,263	31,844
Impairment loss on property, plant and equipment			—	664
Gain on disposal of property, plant and equipment			(1,387)	(486)
Loss on disposal of property, plant and equipment			415	234
Finance income			(165,465)	(217,657)
Finance costs			167,843	185,392
Equity income on investments, net			(18,192)	(20,217)
Other income			(23,913)	(52,357)
Other expenses			708,718	575,829
Other non-operating loss			275	—

			4,824,624	4,198,970
Change in trade accounts and notes receivable			(81,196)	(912,427)
Change in other accounts receivable			(13,442)	(48,311)
Change in other current assets			(50,310)	7,483
Change in inventories			(510,332)	(531,108)
Change in other non-current accounts receivable			267	626
Change in other non-current assets			(54,146)	(37,859)
Change in trade accounts and notes payable			966,567	1,021,864
Change in other accounts payable			(30,419)	48,005
Change in accrued expenses			68,948	123,666
Change in other current liabilities			11,654	128,158
Change in long-term advance received			379,105	695,500
Change in other non-current liabilities			10,231	(4,214)
Change in provisions			(290,536)	(125,817)
Change in defined benefit obligation	18		(103,716)	(91,005)

Cash generated from operating activities			5,127,299	4,473,531
Income tax paid			(242,389)	(363,773)
Interest received			110,812	171,861
Interest paid			(112,190)	(128,313)

Net cash from operating activities		(Won)	4,883,532	4,153,306

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2010 and 2009

(In millions of won)	Note	2010		2009
Cash flows from investing activities:
Dividends received		(Won)	33,772	557
Proceeds from withdrawal of deposits in banks			5,400,000	3,555,000
Increase in deposits in banks			(4,403,000)	(4,000,000)
Acquisition of investments in equity accounted investees			(72,316)	(186,477)
Proceeds from disposal of investments in equity accounted investees			20,530	—
Acquisition of property, plant and equipment			(4,942,360)	(3,761,424)
Proceeds from disposal of property, plant and equipment			1,887	7,850
Acquisition of intangible assets			(227,663)	(202,649)
Proceeds from disposal of intangible assets			—	11
Grant received			46	2,550
Payment for settlement of derivatives			(14,781)	50,946
Proceeds from short-term loans			42	23
Acquisition of other non-current financial assets			(52,205)	(32,817)
Proceed from disposal of other non-current financial assets			11,417	2,106
Acquisition of businesses, net of cash acquired	34		(270,536)	—

Net cash used in investing activities			(4,515,167)	(4,564,324)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,422,669	879,117
Repayment of short-term borrowings			(1,007,485)	(727,938)
Issuance of debentures			1,117,437	498,020
Redemption of debentures			—	(400,000)
Proceeds from long-term debt			477,064	370,299
Repayment of long-term debt			(120,000)	—
Repayment of current portion of long-term debt			(1,324,562)	(557,612)
Increase in non-controlling interest			21,911	—
Payment of cash dividend	22		(178,908)	(178,908)

Net cash provided (used) in financing activities			408,126	(117,022)

Net increase (decrease) in cash and cash equivalents			776,491	(528,040)
Cash and cash equivalents at January 1			817,982	1,352,752
Effect of exchange rate fluctuations on cash held			36,536	(6,730)

Cash and cash equivalents at December 31		(Won)	1,631,009	817,982

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228 Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea, to which the Controlling Company moved in September 2010. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2010, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2010, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2010, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2010, there are 35,763,650 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Consolidated Subsidiaries as of December 31, 2010

(In millions)

Subsidiaries	Percentage of ownership	Location	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	USD105
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD Products	JPY95
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd. (*1)	100%	Nanjing, China	July 15, 2002	Manufacture and sell TFT-LCD products	CNY2,254
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o. (*2)	80%	Wroclaw, Poland	September 6, 2005	Manufacture and sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd. (*3)	90%	Guangzhou, China	June 30, 2006	Manufacture and sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	SGD1.4
L&T Display Technology (Xiamen) Limited (*4)	51%	Xiamen, China	January 5, 2010	Manufacture LCD module and TV sets	CNY82
L&T Display Technology (Fujian) Limited (*4)	51%	Fujian, China	January 5, 2010	Manufacture LCD Module and monitor sets	CNY116
LG Display Yantai Co., Ltd. (*5)	100%	Yantai, China	April 19, 2010	Manufacture and sell TFT-LCD products	CNY273
L&I Electronic Technology (Dongguan) Limited (*6)	51%	Dongguan China	September 26, 2010	Manufacture and Sell e-Book devices	CNY33
Image&Materials, Inc. (*7)	100%	Domestic	May 17, 2006	Manufacture EPD materials	KRW1,392
LUCOM Display Technology (Kunshan) Limited (*8)	51%	Kunshan China	December 15, 2010	Manufacture Notebook Borderless Hinge-up	CNY30

(*1)	In July 2009, the Controlling Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process of module production. In accordance with the agreement, the Controlling Company acquired whole shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009. In July 2010, LG Electronics (Nanjing) Plasma Co., Ltd. was merged with LG Display Nanjing Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is based on LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which is reduced to 10% at December 31, 2009 with additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract that is based on LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*4)	In January 2010, the Controlling Company entered into a joint venture agreement with Top Victory Investments Limited, accordingly, L&T Display Technology (Xiamen) Limited (‘L&T XM’) and L&T Display Technology (Fujian) Limited (‘L&T FJ’) were incorporated in Xiamen and Fujian, China, to manufacture LCD module, LCD TV set and LCD monitor set products. The Controlling Company acquired 51% equity interests in L&T XM and L&T FJ at (Won)7,146 million and (Won)10,123 million, respectively.
(*5)	LG Display Yantai Co., Ltd. was incorporated in Yantai, China, on April 19, 2010, to manufacture and sell TFT-LCD products. As of December 31, 2010, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to (Won)44,628 million as of December 31, 2010.
(*6)	On September 26, 2010, the Controlling Company entered into a joint venture agreement with Iriver Co., Ltd., accordingly, L&I Electronic Technology (Dongguan) Limited (‘L&I’) was incorporated in Dongguan, China, to manufacture and sell e-Book devices. The Controlling Company acquired a 51% equity interest in L&I at (Won)2,885 million.
(*7)	On November 29, 2010, the Controlling Company acquired a 100% equity interest of Image & Materials, Inc., which manufactures Electro Phoresis Display (“EPD”), at (Won)35,000 million. As of December 31, 2010, its capital stock amounted to (Won)1,392 million.
(*8)	In December 2010, the Controlling Company entered into a joint venture agreement with Compal Electronics Inc., accordingly, LUCOM Display Technology (Kunshan) Limited (‘LUCOM’) was incorporated in Kunshan, China, to manufacture notebook borderless hinge-ups (Shuriken). The Controlling Company acquired a 51% equity interest in LUCOM at (Won)2,652 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(c)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2010

(In millions of won)

Associates and jointly controlled entities	Percentage of ownership	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	51%	October 2008	Manufacture and sell LCD modules and LCD TV set (Won)	114,402
Guangzhou New Vision Technology Research and Development Limited	50%	July 2008	R&D on design of LCD modules and LCD TV set	3,540
Global OLED Technology LLC	33%	December 2009	Managing and utilizing OLED patents	47,594
Paju Electric Glass Co., Ltd.	40%	January 2005	Manufacture electric glass for flat-panel displays	45,947
TLI Inc.	12%	October 1998	Manufacture and sell semiconductor parts	16,614
AVACO Co., Ltd.	20%	January 2001	Manufacture and sell equipment for flat- panel displays	6,998
New Optics LTD.	42%	August 2005	Manufacture back light parts for TFT- LCDs	17,261
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)	13%	January 2001	Develop and manufacture the equipment for flat- panel displays	4,037
WooRee LED Co., Ltd.	30%	June 2008	Manufacture LED (*) back light unit packages	12,448
Dynamic Solar Design Co., Ltd.	40%	April 2009	Develop and manufacture equipment for solar battery and flat- panel displays	5,776
RPO, Inc.	26%	November 2005	Develop digital waveguide touch technology	11,268
LB Gemini New Growth Fund No. 16	31%	December 2009	Invest in small and middle sized companies and to benefit from M&A opportunities	7,949
Can Yang Investments Limited	15%	January 2010	Develop and manufacture and sell LEDs	16,999
YAS Co., Ltd.	20%	April 2002	Develop and manufacture deposition equipment for OLEDs	10,124
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20%	August 2010	Manufacture LED Packages	4,575

(*)	LED represents Light Emitting Diode.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board. LG Display Co., Ltd. determined to adopt the IFRSs for annual periods beginning on January 1, 2010. LG Display Co., Ltd’s transition date to IFRSs from its previous GAAP (generally accepted accounting principles) was January 1, 2009. Prior to the adoption of IFRS, LG Display Co., Ltd and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) prepared the consolidated financial statements in accordance with both of GAAP of the Republic of Korea (K-GAAP) and accounting principles generally accepted in the United States of America (“U.S.GAAP”). The Group determined its previous GAAP as K-GAAP.

These are the Group’s first consolidated financial statements prepared in accordance with IFRSs including IFRS No. 1, First-time adoption of International Financial Reporting Standards. An explanation of how the transition to IFRSs has affected the consolidated financial statements of the Group is provided in note 35.

The consolidated financial statements were authorized for issue by the Board of Directors on April 15, 2011.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value,

•	financial instruments at fair value through profit or loss measured at fair value,

•	available-for-sale financial assets measured at fair value,

•	liabilities for cash-settled share-based payment arrangements measured at fair value, and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3(j))

•	Measurement of defined benefit obligations (note 18)

•	Utilization of tax credit carryforwards (note 31)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves is attributed to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in associates and jointly controlled entities are initially recognized at cost and accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or loss and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gain or loss, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant amount in the comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Held-to-maturity financial assets

If the Group has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Group has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Group measures it at its fair value plus, transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans or receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of December 31, 2010, financial liabilities at fair value through profit or loss of the Group consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools, vehicle	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising upon the business combinations is recognized at the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationship, technology, membership and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationship	7
Technology	10
Development costs	(*)
Condominium and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Management considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)	Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Group recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (CODM) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 24 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings per Share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	Business Combination

The business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The Group measures goodwill at the acquisition date as:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

•	The fair value of the consideration transferred; plus

•	The recognized amount of any non-controlling interests in the acquiree; less

•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of preexisting relationships. Such amounts are generally recognized in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

(r)	New Standards and Interpretations Not Yet Adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group beginning on or after January 1, 2011, but the Group has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) IFRS No. 9, ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. IFRS No. 9 divides all financial assets that are currently in the scope of International Accounting Standards (“IASs”) No. 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS No. 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. Management is evaluating the impact that this new standard will have on the Group’s consolidated financial statements.

(ii) Revised IAS 24, ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Group will apply IAS 24 (revised) retrospectively from January 1, 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flow from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flow from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group used to hedge the interest rate risk by entering interest swap contracts. The Group does not have any interest swap contract as of December 31, 2010. The fair value of interest rate swap as of December 31, 2009 is as follows:

(In millions of won)

Type	2009
Loss on valuation of interest rate swap, net	(Won)	3,698
Financial liabilities, net		3,698

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management also monitors the level of dividends to ordinary shareholders.

(In millions of won)	December 31, 2010		December 31, 2009
Total liabilities	(Won)	12,796,691	9,663,728
Total equity		11,060,967	10,039,749
Cash and deposits in banks (*)		3,134,009	3,317,982
Borrowings		4,642,923	4,079,731
Total liabilities to equity ratio		116%	96%
Net borrowing to equity ratio		14%	8%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Cash and cash equivalents
Demand deposits	(Won)	1,631,009	817,982	1,352,752
Deposits in banks
Time deposits		1,500,000	2,500,000	2,055,000
Restricted cash		3,000	—	—

		1,503,000	2,500,000	2,055,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Trade, net	(Won)	2,230,003	2,058,989	1,520,114
Due from related parties		770,658	891,256	494,586

	(Won)	3,000,661	2,950,245	2,014,700

The Group’s accounts and notes receivable amounting to (Won)1,290,234 million (USD1,133 million) and (Won)702,191 million (USD601 million) were sold to financial institutions, but among these there are no current and outstanding balances, as of December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009, the Group recognized (Won)9,366 million and (Won)4,307 million, respectively, as loss on disposal of trade accounts and notes receivable.

(b)	Other accounts receivable at the reporting date is as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Non-trade accounts receivable	(Won)	231,843	79,978	36,088
Accrued income		24,093	47,277	90,889
Short-term loans		92	85	108

	(Won)	256,028	127,340	127,085

Non-current assets
Long-term other accounts receivable	(Won)	11,045	11,311	25,057

Due from related parties included in other accounts receivable, as of December 31, 2010, 2009 and January 1, 2009 are (Won)9,005 million, (Won)14,431 million and (Won)4,646 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Advance payments	(Won)	10,947	11,634	398
Prepaid expenses		43,456	44,016	41,361
Value added tax refundable		144,727	95,892	176,379
Others		18	7,397	1,989

	(Won)	199,148	158,939	220,127

Non-current assets
Long-term prepaid expenses	(Won)	166,958	162,495	176,269
Others		289	—	—

	(Won)	167,247	162,495	176,269

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Finished goods	(Won)	978,386	763,181	539,387
Goods in trade		—	—	940
Work-in-process		612,497	544,071	358,091
Raw materials		421,593	228,631	168,188
Supplies		202,741	131,897	70,066

	(Won)	2,215,217	1,667,780	1,136,672

During 2010 and 2009, the amounts of supplies, raw materials and changes in finished goods and work in process recognized as cost of sales and write-downs of inventories to net realizable value and reversal of such write-downs also included in cost of sales are as follows:

(In millions of won)	December 31, 2010		December 31, 2009
Inventories recognized as cost of sales	(Won)	21,780,880	17,476,995
Including: Inventory write-downs (reversals)		57,762	(56,586)

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Available-for-sale financial assets	(Won)	—	—	74
Deposits		26,116	1,119	1,878
Derivatives not used for hedging		9,254	2,737	24,574

	(Won)	35,370	3,856	26,526

Non-current assets
Guarantee deposits with banks	(Won)	13	13	13
Financial assets at fair value through profit or loss		16,804	17,342	—
Available-for-sale financial assets		42,753	109,339	126,455
Deposits		23,676	19,276	17,359
Derivatives not used for hedging		—	—	39,649

	(Won)	83,246	145,970	183,476

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Financial assets at fair value through profit or loss at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Everlight Electronics Co., Ltd.
Acquisition cost	(Won)	14,404	14,404	—
Fair value		16,804	17,342	—

The financial assets as fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale.

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Debt securities
Government bonds	(Won)	—	—	74

Non-current assets
Debt securities
Government bonds	(Won)	2,346	83	—
Hydis Technologies Co., Ltd.		26,085	—	—
Redeemable convertible preferred stock
HannStar Display Corporation(*)		—	91,394	126,455
Equity securities
Prime View International Co., Ltd. (“PVI”)		9,701	12,912	—
Formosa Epitaxy, Inc. (“Formosa”)		4,509	4,841	—
Other		112	107	—

	(Won)	42,753	109,339	126,529

(*)	In February 2008, in order for the Controlling Company to be supplied with TFT-LCD products stably, the Controlling Company purchased non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The Controlling Company has exercised the put option for total amount of the preferred stocks and recognized the uncollected receivable upon exercise as other accounts receivables amounting to (Won)123,893 million (TWD3,170 million) in 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(In millions of won)	Carrying value
Company	December 31, 2010		December 31, 2009	January 1, 2009
Suzhou Raken Technology Ltd.	(Won)	114,402	97,348	18,328
Paju Electric Glass Co., Ltd.		45,947	35,895	33,175
TLI Inc. (*1)		16,614	14,984	13,116
AVACO Co., Ltd. (*1)		6,998	7,569	8,070
New Optics Ltd.		17,261	11,736	11,789
Guangzhou New Vision Technology Research and Development Limited		3,540	3,996	4,569
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*1)		4,037	4,273	—
WooRee LED Co., Ltd.		12,448	12,097	—
Dynamic Solar Design Co., Ltd.		5,776	5,964	—
RPO, Inc.		11,268	14,538	—
Global OLED Technology LLC		47,594	72,250	—
LB Gemini New Growth Fund No.16		7,949	1,800	—
Can Yang Investments Limited		16,999	—	—
YAS Co., Ltd.		10,124	—	—
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,575	—	—

	(Won)	325,532	282,450	89,047

(*1)	Based on quoted market price at December 31, 2010, the fair values of the investments in TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd., which are listed companies on the Korea Exchange, are (Won)15,839 million, (Won)34,021 million and (Won)17,880 million, respectively.

The received dividends from equity accounted investees for the years ended December 31, 2010 and 2009 amounted to (Won)33,772 million and (Won)557 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a) Summary financial information for investments in joint ventures is as follows:

(In millions of won)	December 31, 2010
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	809,713	114,772	924,485	691,179	—	691,179	2,101,073	2,063,414	37,659
Guangzhou New Vision Technology Research and Development Limited	50		6,659	422	7,081	2	—	2	172	1,141	(969)
Global OLED Technology LLC (*2)	33		16,197	131,238	147,435	2,020	—	2,020	5,373	16,866	(11,493)

(In millions of won)	December 31, 2009
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	398,750	88,902	487,652	291,561	7	291,568	1,496,137	1,438,521	57,616
Guangzhou New Vision Technology Research and Development Limited	50		7,854	147	8,001	5	4	9	655	109	546
Global OLED Technology LLC (*2)	49		—	147,450	147,450	—	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(In millions of won)	January 1, 2009
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities
Suzhou Raken Technology Ltd. (*1)	51	(Won)	15,299	22,354	37,653	12,255	—	12,255
Guangzhou New Vision Technology Research and Development Limited	50		8,988	167	9,155	17	—	17

(*1)	Strategic financial and operating decisions essential to the accomplishment of Suzhou Raken Technology Ltd are determined by the board of directors of the investee. Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal through equal voting power by the two parties. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.
(*2)	In December 2009, the Controlling Company entered into a joint venture agreement with its LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. At the time of establishment, the Controlling Company acquired a 49% equity interest in the joint venture and the Controlling Company’s investment in this equity investee was (Won)72,250 million. In June 2010, the Controlling Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Controlling Company’s ownership was reduced from 49% to 33%.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Summary of the financial information for associates at the reporting date is as follows:

(In millions of won)	December 31, 2010
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Revenue	Net income (loss)
Paju Electric Glass Co., Ltd. (*1)	40	(Won)	289,865	173,753	116,112	763,750	10,178
TLI Inc. (*2)	12		134,759	37,821	96,938	82,689	14,079
AVACO Co., Ltd. (*2)	20		113,206	49,913	63,293	205,476	15,622
New Optics Ltd. (*3)	42		211,303	174,725	36,578	718,001	8,114
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*2)	13		92,071	37,143	54,928	197,245	18,392
WooRee LED Co., Ltd.	30		121,330	98,152	23,178	73,001	1,046
Dynamic Solar Design Co., Ltd.	40		6,344	348	5,996	626	(469)
RPO, Inc.	26		11,853	2,968	8,885	376	(9,345)
LB Gemini New Growth Fund No.16 (*4)	31		25,939	—	25,939	1,020	(1,081)
Can Yang Investments Limited (*5)	15		111,912	5	111,907	—	(4,462)
YAS Co., Ltd. (*6)	20		22,449	9,056	13,393	4,513	623
Eralite Optoelectronics (Jiangsu) Co., Ltd. (*7)	20		22,927	52	22,875	—	(197)

(In millions of won)	December 31, 2009
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Revenue	Net income (loss)
Paju Electric Glass Co., Ltd. (*1)	40	(Won)	214,221	118,596	95,625	636,989	10,151
TLI Inc. (*2)	13		117,680	39,590	78,090	89,765	19,385
AVACO Co., Ltd. (*2)	20		96,583	48,263	48,320	122,174	9,055
New Optics Ltd.	37		175,152	146,091	29,061	474,886	(882)
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*2)	13		73,471	41,351	32,120	63,136	(19,334)
WooRee LED Co., Ltd.	30		38,509	16,517	21,992	43,814	1,376
Dynamic Solar Design Co., Ltd.	40		7,484	1,019	6,465	—	(297)
RPO, Inc.	26		19,209	494	18,715	156	(6,281)
LB Gemini New Growth Fund No.16 (*4)	31		5,874	—	5,874	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(In millions of won)	January 1, 2009
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity
Paju Electric Glass Co., Ltd. (*1)	40	(Won)	185,335	99,767	85,568
TLI Inc. (*2)	13		68,442	12,215	56,227
AVACO Co., Ltd. (*2)	20		67,570	28,464	39,106
New Optics Ltd.	37		129,197	99,800	29,397

(*1)	In November 2010, the Controlling Company acquired an additional 1,484,800 common shares of Paju Electric Glass Co., Ltd. at (Won)14,848 million.
(*2)	Although the Controlling Company’s share interests TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	In February 2010, the Controlling Company acquired an additional 1,000,000 common shares (5%) of New Optics Ltd. at (Won)2,500 million.
(*4)	The Controlling Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership in December 2009 and the Controlling Company paid (Won)6,480 million for the additional investment in 2010. As of December 31, 2010, the Controlling Company has acquired a 31% equity interest in LB Gemini New Growth Fund No.16 and the agreed total investment amount of the Controlling Company toward the Fund is (Won)30,000 million.
(*5)	In January 2010, the Controlling Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several other investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Group to secure a stable supply of LED chip solutions. The Controlling Company acquired 10,800,000 shares (15%) of the joint venture at (Won)12,433 million and has the right to assign a director to the board of directors of the joint venture. In October 2010, the Controlling Company acquired an additional 4,500,000 common shares of Can Yang Investments Limited at (Won)5,083 million.
(*6)	In September 2010, the Controlling Company acquired 500,000 common shares (20%) of Yas Co., Ltd. at (Won)10,000 million in order to secure a stable supply of components for developing a deposition system of OLED.
(*7)	In August 2010, the Controlling Company entered into a joint venture agreement with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. Accordingly, Eralite Optoelectronics (Jiangsu) Co., Ltd. has been incorporated in order for the Group to secure a stable supply of LED package solutions. The Controlling Company acquired a 20 percent interest of the joint venture at (Won)4,626 million (USD4 million) and has the right to assign a director to the board of directors of the joint venture.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2010 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942
Accumulated depreciation as of January 1, 2010		—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)
Accumulated impairment loss as of January 1, 2010		—	—	(415)	(170)	—	(5)	(590)

Book value as of January 1, 2010		394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497
Additions		—	—	—	—	5,870,253	—	5,870,253
Depreciation		—	(175,871)	(2,514,211)	(47,086)	—	(19,364)	(2,756,532)
Recovery of impairment		—	—	415	170	—	5	590
Disposals		(128)	(327)	(1,496)	(217)	—	(54)	(2,222)
Others (*2)		46,958	267,010	4,291,826	113,584	(4,746,762)	27,384	—
Acquisition in the business combination		640	45,678	103,570	27	—	236	150,151
Effect of movements in exchange rates		(656)	(18,225)	(22,083)	(2,112)	(1,066)	(2,262)	(46,404)
Subsidy decrease (increase)		1,344	776	948	—	—	—	3,068

Book value as of December 31, 2010	(Won)	442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401

Acquisition cost as of December 31, 2010	(Won)	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108

Accumulated depreciation as of December 31, 2010	(Won)	—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Accumulated impairment loss as of December 31, 2010	(Won)	—	—	—	—	—	—	—

(*1)	As of December 31, 2010, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Changes in property, plant and equipment for the year ended December 31, 2009 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in- progress (*1)	Others	Total
Acquisition cost as of January 1, 2009	(Won)	383,645	2,755,911	15,281,673	512,503	4,103,732	229,960	23,267,424
Accumulated depreciation as of January 1, 2009		—	(550,695)	(12,871,288)	(423,943)	—	(179,113)	(14,025,039)
Accumulated impairment loss as of January 1, 2009		—	—	(7)	—	—	—	(7)

Book value as of January 1, 2009		383,645	2,205,216	2,410,378	88,560	4,103,732	50,847	9,242,378
Additions		—	—	141	1,136	3,173,254	258	3,174,789
Depreciation		—	(155,209)	(2,539,176)	(64,018)	—	(22,307)	(2,780,710)
Impairment loss		—	—	(481)	(170)	—	(6)	(657)
Disposals		(1,299)	(1,661)	(4,358)	(131)	—	(180)	(7,629)
Others (*2)		12,458	877,421	4,764,952	54,732	(5,690,923)	15,980	34,620
Effect of movements in exchange rates		—	(34,186)	(16,118)	(1,270)	(4,723)	(1,142)	(57,439)
Subsidy decrease (increase)		—	(7,306)	(1,644)	—	95	—	(8,855)

Book value as of December 31, 2009	(Won)	394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497

Acquisition cost as of December 31, 2009	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942

Accumulated depreciation as of December 31, 2009	(Won)	—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)

Accumulated impairment loss as of December 31, 2009	(Won)	—	—	(415)	(170)	—	(5)	(590)

(*1)	As of December 31, 2009, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Capitalized borrowing costs	(Won)	21,412	15,568
Capitalization rate		3.97%	2.39%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets

Changes in intangible assets for the year ended December, 2010 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	198,367	44,994	100,672	18,967	—	—	—	13,079	864,761
Accumulated amortization as of January 1,2010		(426,084)	(57,357)	—	(20,218)	—	—	—	—	(8,709)	(512,368)

Book value as of January 1, 2010		62,598	141,010	44,994	80,454	18,967	—	—	—	4,370	352,393
Additions internally developed		—	—	—	135,347	—	—	—	—	—	135,347
Other additions		19,168	16,810	2,153	—	95,792	—	—	—	4	133,927
Acquisition in the business combination		10	118	—	29,073	—	24,011	11,074	23,912	—	88,198
Amortization (*1)		(10,067)	(61,486)	—	(93,177)	—	(2,300)	(742)	—	(1,074)	(168,846)
Disposals		—	—	—	—	—	—	—	—	—	—
Transfer from construction-in-progress		—	102,337	—	—	(102,337)	—	—	—	—	—
Effect of movements in exchange rates		2	(161)	—	—	(959)	—	—	—	—	(1,118)

Book value as of December 31, 2010	(Won)	71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901

Acquisition cost as of December 31, 2010	(Won)	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Remaining amortization period (year)		7.57	2.20	—	0.75	—	6.33	9.33	—	3.43

(*1)	The Group has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Changes in intangible assets for the year ended December 31, 2009 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Others (*2)	Total
Acquisition cost as of January 1, 2009	(Won)	470,056	32,704	33,423	—	107,921	13,072	657,176
Accumulated amortization as of January 1, 2009		(417,745)	(27,353)	—	—	—	(7,637)	(452,735)
Book value as of January 1, 2009		52,311	5,351	33,423	—	107,921	5,435	204,441
Additions internally developed		—	—	—	100,672	—	—	100,672
Other additions		18,648	13,834	11,571	—	66,916	7	110,976
Amortization (*1)		(8,359)	(33,690)	—	(20,218)	—	(1,072)	(63,339)
Disposals		(2)	—	—	—	—	—	(2)
Transfer from construction-in-progress		—	156,830	—	—	(156,830)	—	—
Effect of movements in exchange rates		—	(1,315)	—	—	960	—	(355)

Book value as of December 31, 2009	(Won)	62,598	141,010	44,994	80,454	18,967	4,370	352,393

Acquisition cost as of December 31, 2009	(Won)	488,682	198,367	44,994	100,672	18,967	13,079	864,761

Accumulated amortization as of December 31, 2009	(Won)	(426,084)	(57,357)	—	(20,218)	—	(8,709)	(512,368)

Remaining amortization period (year)		7.77	3.30	—	0.77	—	4.34

(*1)	The Group has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Cash and cash equivalents	(Won)	1,631,009	817,982	1,352,752
Trade accounts and notes receivable, net		3,000,661	2,950,245	2,014,700
Other accounts receivable, net		256,028	127,340	127,085
Other non-current accounts receivable		11,045	11,311	25,057
Available-for-sale financial assets		42,753	109,339	126,529
Financial assets at fair value through profit or loss		16,804	17,342	—
Deposits		49,792	20,395	19,237
Derivatives not used for hedging		9,254	2,737	64,223
Deposits in banks		1,503,000	2,500,000	2,055,000
Guarantee deposits with banks		13	13	13

	(Won)	6,520,359	6,556,704	5,784,596

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Domestic	(Won)	79,275	90,437	53,433
Euro-zone countries		456,145	659,613	430,822
Japan		265,732	222,397	165,699
United States		546,364	499,609	202,972
China		823,020	902,256	482,480
Taiwan		720,918	482,417	421,684
Others		109,207	93,516	257,610

	(Won)	3,000,661	2,950,245	2,014,700

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

	December 31, 2010			December 31, 2009		January 1, 2009
(In millions of won)	Book value		Impairment loss	Book value	Impairment loss	Book value	Impairment loss
Not past due	(Won)	2,905,600	(514)	2,887,013	(343)	1,958,998	(946)
Past due 1-15 days		25,628	(4)	57,637	(6)	50,009	(60)
Past due 16-30 days		43,820	(6)	756	(1)	4,760	(16)
Past due 31-60 days		21,369	(4)	1,421	—	1,356	(7)
More than 60 days		4,776	(4)	3,783	(15)	611	(5)

	(Won)	3,001,193	(532)	2,950,610	(365)	2,015,734	(1,034)

The movement in the allowance for impairment in respect of receivables during the reporting period was as follows:

(In millions of won)	2010		2009
Balance at the beginning of the year	(Won)	365	1,034
Bed debt expenses (reversal of allowance for doubtful accounts)		167	(669)

Balance at the end of the year	(Won)	532	365

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Liquidity Risk

(i) The contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of December 31, 2010 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	56,945	61,086	637	637	1,274	58,538	—
Unsecured bank loans		2,673,146	2,723,715	1,342,793	560,391	454,056	363,118	3,357
Unsecured bond issues		1,828,494	2,067,800	240,236	34,936	508,674	1,283,954	—
Financial assets at fair value through profit or loss		84,338	87,773	—	—	87,773	—	—
Trade accounts and notes payables		2,961,995	2,961,995	2,961,995	—	—	—	—
Other accounts payables		2,592,527	2,592,527	2,592,527	—	—	—	—
Other non-current payable		51,409	57,137	—	—	41,143	15,994	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		—	489,080	489,080	—	—	—	—
Inflow		—	(488,124)	(488,124)	—	—	—	—

	(Won)	10,248,854	10,552,989	7,139,144	595,964	1,092,920	1,721,604	3,357

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii) As of December 31, 2010, there is no derivative designated as a cash flow hedge.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

	December 31, 2010
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	954	151	342	2	23	8	—
Trade accounts and notes receivable	2,570	7	69	—	14	—	—
Other accounts receivable	10	5	62	3,172	—	—	—
Available-for-sale financial assets	9	—	—	118	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	196	13	12	—	67	1
Trade accounts payable	(1,638)	(15,683)	(90)	—	(2)	—	—
Other accounts payable	(73)	(16,622)	(270)	(18)	(12)	(12)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debt	(1,192)	(71,889)	(412)	—	(48)	—	—
Bonds	(345)	(9,965)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—	—	—

Gross statement of financial position exposure	210	(113,800)	(286)	3,716	(50)	63	1

Forward exchange contracts	(420)	—	—	—	—	—	—

Net exposure	(210)	(113,800)	(286)	3,716	(50)	63	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

	December 31, 2009
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	360	49	23	19	8	7	—
Trade accounts and notes receivable	2,433	23	—	—	31	—	—
Other accounts receivable	3	7	9	—	—	—	—
Available-for-sale financial assets	11	—	—	2,655	—	—	—
Financial assets at fair value through profit or loss	—	—	—	477	—	—	—
Other assets denominated in Foreign currencies	—	103	8	12	—	—	1
Trade accounts and notes payable	(1,326)	(12,717)	(33)	—	—	—	—
Other accounts payable	(167)	(9,536)	(226)	(35)	(2)	(7)	—
Other non-current accounts payable	(12)	—	—	—	(24)	—	—
Debts	(1,120)	(38,383)	(194)	—	(70)	—	—
Financial liabilities at fair value through profit or loss	(599)	—	—	—	—	—	—

Gross statement of financial position exposure	(417)	(60,454)	(413)	3,128	(57)	—	1

Forward exchange contracts	(175)	—	—	—	—	—	—

Net exposure	(592)	(60,454)	(413)	3,128	(57)	—	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(In millions)	January 1, 2009
	USD	JPY	CNY	TWD	EUR	PLN	HKD
Cash and cash equivalents	427	5,374	459	22	25	53	12
Trade accounts and notes receivable	1,535	1,427	—	—	11	—	—
Other accounts receivable	4	7	3	—	—	—	—
Available-for-sale financial assets	—	—	—	3,294	—	—	—
Other assets denominated in Foreign currencies	10	—	—	—	—	—	—
Trade accounts and notes payable	(511)	(6,384)	(158)	—	(6)	—	—
Other accounts payable	(252)	(40,398)	(254)	(20)	(2)	(10)	—
Other non-current accounts payable	(12)				(24)
Debts	(1,380)	—	(70)	—	(70)	—	—
Financial liabilities at fair value through profit or loss	(507)	—	—	—	—	—	—

Gross statement of financial position exposure	(686)	(39,974)	(20)	3,296	(66)	43	12

Forward exchange contracts	(245)	—	—	—	—	—	—
Currency swap	150	—	—	—	—	—	—

Net exposure	(781)	(39,974)	(20)	3,296	(66)	43	12

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate		Reporting date spot rate
	2010	2009	December 31, 2010		December 31, 2009	January 1, 2009
USD	1,156.62	1,276.62	(Won)	1,138.90	1,167.60	1,257.50
JPY	13.20	13.64		13.97	12.63	13.94
CNY	170.84	186.88		172.50	171.06	184.09
TWD	36.71	38.62		39.08	36.29	38.39
EUR	1,533.33	1,774.27		1,513.60	1,674.28	1,776.22
PLN	383.99	410.69		381.77	405.18	426.18
SGD	848.84	876.79		884.00	831.27	875.54
HKD	148.88	164.69		146.35	150.56	162.25

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated foreign currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss before tax are as follows:

(In millions of won)	December 31, 2010		December 31, 2009
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(12,030)	(39,344)	(135,023)	(158,945)
JPY (5 percent weakening)	(79,494)	(78,810)	(62,406)	(62,003)
CNY (5 percent weakening)	(2,463)	—	(5,187)	(1,659)
TWD (5 percent weakening)	7,261	6,410	5,676	4,781
EUR (5 percent weakening)	(3,856)	(4,837)	(10,696)	(13,230)
PLN (5 percent weakening)	1,224	1,405	16	124
SGD (5 percent weakening)	31	—	29	—

A strengthening of the won against the above currencies as of December 31, 2010 and 2009 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2010 is as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Fixed rate instruments
Financial assets	(Won)	3,268,887	3,409,459	3,534,281
Financial liabilities		(1,584,533)	(2,021,981)	(2,093,064)

	(Won)	1,684,354	1,387,478	1,441,217

Variable rate instruments
Financial liabilities	(Won)	(3,058,390)	(2,057,750)	(1,928,842)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

(iii) Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2010 and 2009, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2010
Variable rate instruments	(Won)	(30,584)	30,584	(30,584)	30,584

Cash flow sensitivity (net)	(Won)	(30,584)	30,584	(30,584)	30,584

December 31, 2009
Variable rate instruments	(Won)	(20,578)	20,578	(20,578)	20,578
Interest rate swap		592	(592)	592	(592)

Cash flow sensitivity (net)	(Won)	(19,986)	19,986	(19,986)	19,986

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

(In millions of won)	December 31, 2010			December 31, 2009		January 1, 2009
	Carrying amounts		Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	42,753	42,753	109,339	109,339	126,529	126,529
Financial assets at fair value through profit or loss		16,804	16,804	17,342	17,342	—	—
Interest rate swaps		—	—	63	63	—	—
Cross currency swap		—	—	—	—	39,649	39,649
Other forward exchange contracts		9,254	9,254	2,674	2,674	24,574	24,574

	(Won)	68,811	68,811	129,418	129,418	190,752	190,752

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,631,009	1,631,009	817,982	817,982	1,352,752	1,352,752
Trade accounts and notes receivable		3,000,661	3,000,661	2,950,245	2,950,245	2,014,700	2,014,700
Other accounts receivable		256,028	256,028	127,340	127,340	127,085	127,085
Deposits in banks		1,503,000	1,503,000	2,500,000	2,500,000	2,055,000	2,055,000
Deposits		49,792	49,792	20,395	20,395	19,237	19,237
Others		13	13	13	13	195	195

	(Won)	6,440,503	6,440,503	6,415,975	6,415,975	5,568,969	5,568,969

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	84,338	84,338	699,861	699,861	637,040	637,040
Interest rate swaps		—	—	3,761	3,761	8,017	8,017
Cross currency swap		—	—	—	—	6,576	6,576
Other forward exchange contracts		956	956	—	—	4,051	4,051

	(Won)	85,294	85,294	703,622	703,622	655,684	655,684

Liabilities carried at amortized cost
Secured bank loans	(Won)	56,945	56,945	—	—	—	—
Unsecured bank loans		2,673,146	2,672,790	2,292,146	2,294,969	1,938,692	1,938,676
Unsecured bond issues		1,828,494	1,859,102	1,087,724	1,101,201	1,446,174	1,446,174
Trade accounts and notes payable		2,961,995	2,961,995	2,031,422	2,031,422	988,012	988,012
Other accounts payable		2,592,527	2,592,527	1,596,135	1,596,135	2,043,570	2,043,570
Other non-current liabilities		51,409	55,920	52,972	59,481	53,908	57,479

	(Won)	10,164,516	10,199,279	7,060,399	7,083,208	6,470,356	6,473,911

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Derivatives	3.31%	3.78%	5.59%
Debentures, loans and borrowings	3.58%	3.75%	6.33%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	16,668	—	26,085	42,753
Financial assets at fair value through profit or loss		16,804	—	—	16,804
Derivative financial assets		—	9,254	—	9,254

	(Won)	33,472	9,254	26,085	68,811

Financial liabilities at fair value through profit or loss	(Won)	—	(956)	—	(956)
Derivative financial liabilities		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2009
Available-for-sale financial assets	(Won)	17,945	—	91,394	109,339
Financial assets at fair value through profit or loss		—	—	17,342	17,342
Derivative financial assets		—	2,737	—	2,737

	(Won)	17,945	2,737	108,736	129,418

Derivative financial liabilities	(Won)	—	(3,761)	—	(3,761)
Financial liabilities at fair value through profit or loss		(699,861)	—	—	(699,861)

	(Won)	(699,861)	(3,761)	—	(703,622)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(In millions of won)	Level 1		Level 2	Level 3	Total
January 1, 2009
Available-for-sale financial assets	(Won)	74	—	126,455	126,529
Derivative financial assets		—	64,223	—	64,223

	(Won)	74	64,223	126,455	190,752

Derivative financial liabilities	(Won)	—	(18,644)	—	(18,644)
Financial liabilities at fair value through profit or loss		(637,040)	—	—	(637,040)

	(Won)	(637,040)	(18,644)	—	(655,684)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the invested companies and by discounting estimated cash flows from stock using the yield rate that reflects invested companies’ credit risks. Since the financial assets at fair value through profit or loss of Level 3 became tradable in an active market this year, the level of the financial asset has changed from level 3 to level 1 in 2010.

Changes in Level 3 instruments for the years ended December 31, 2010 and 2009 are as follows:

				Net realized/unrealized gains included in
(In millions of won)	January 1, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2010
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		17,342	—	(538)	—	(16,804)	—

				Net realized/unrealized gains included in
(In millions of won)	January 1, 2009		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2009
December 31, 2010
Available-for-sale financial assets	(Won)	126,455	—	(6,658)	(28,403)	—	91,394
Financial assets at fair value through profit or loss		—	14,404	2,906	32	—	17,342

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Current
Short-term borrowings	(Won)	1,213,462	770,914	601,068
Current portion of long-term debt		886,561	532,796	553,169
Current portion of convertible bonds		—	699,861	—
Derivatives not used for hedging		956	3,761	16,048

	(Won)	2,100,979	2,007,332	1,170,285

Non-current
Won denominated borrowings	(Won)	19,143	339,922	25,881
Foreign currency denominated borrowings		810,925	1,038,179	1,216,775
Bonds		1,628,494	698,059	987,973
Convertible bonds		84,338	—	637,040
Derivatives not used for hedging		—	—	2,596

	(Won)	2,542,900	2,076,160	2,870,265

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD, JPY and CNY)

Lender	Annual interest rate as of December 31, 2010 (*1)	December 31, 2010		December 31, 2009	January 1, 2009
Korea Development Bank and others (*2)	LIBOR+0.75%	(Won)	12,139	229,787	601,068
China Communication Bank and others	90% of the Basic Rate published by the People’s Bank of China, 6ML+0.65~1.99%, 3ML+1.8%
	90% of the Basic Rate published by the People’s Bank of China, 6ML+2%, 3ML+1.6% 6ML+0.65~1.9%		162,115	—	—
Mizuho Bank	3ML+1.1%		55,574	—	—
Shinhan Bank and others	3ML+1.6%		97,796	189,423	—
	6ML+0.65~0.9%		545,419	220,140	—
	5.29%		711	—	—
Bank of Tokyo-Mitsubishi UFJ	3ML+1.0%		69,854	63,141	—
	6ML+1.2%		69,854	—	—
Korea Exchange Bank	6ML+1.18%		—	34,027	—
Woori Bank	5.13%		200,000	—	—
Other related party	1.15%		—	34,396	—

			USD 95	USD 245	USD 478
Foreign currency equivalent			JPY 63,889	JPY 38,383	—
			CNY 71	—	—

		(Won)	1,213,462	770,914	601,068

(*1)	ML represents Monthly LIBOR (London Inter-Bank Offered Rates).
(*2)	The amount of current and outstanding trade accounts and notes receivable, arising from the Controlling Company’s export sales to the Controlling Company’s subsidiaries, sold to financial institutions by the Controlling Company is JPY869 million ((Won)12,139 million) as of December 31, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the year ended December 31, 2010, the Group has recognized (Won)603 million as interest expense in relation to the short-term borrowings resulting from the sale of accounts receivable.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)

Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
The Export-Import Bank of Korea	6.08%	(Won)	—	—	9,850
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		16,008	18,380	18,982
Korea Development Bank	KDBBIR+0.77%		—	7,500	37,500
	KDBBIR+3.29%		—	120,000	—
Woori Bank	5.43%		—	200,000	—
	3-year Korean Treasury Bond rate less 1.25%		4,048	3,914	—
	2.75%		2,883	—	—
Hana Bank	1.23%, 4.18%		300	—	—
Less current portion of long-term debt			(4,096)	(9,872)	(40,451)

		(Won)	19,143	339,922	25,881

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, JPY, CNY and EUR)

Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
China Communication Bank and others	6ML+0.68~1.99% 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	145,917	249,034	277,867
The Export-Import Bank of Korea	6ML+0.69%		51,251	58,380	62,875
	6ML+1.78%		56,945	—	—
Korea Development Bank	3ML+0.66%~2.79%		271,212	163,464	176,050
Kookmin Bank and others	3ML+0.35~0.53%		455,560	467,040	503,000
	6ML+0.41%		227,780	233,520	251,500
Sumitomo Bank Ltd.	3ML+1.80%		284,725	—	—

Foreign currency equivalent			USD1,097	USD875	USD902
			CNY341	CNY194	CNY70
			EUR48	EUR70	EUR70
			JPY8,000	—	—
Less current portion of long-term debt			(682,465)	(133,259)	(54,517)

		(Won)	810,925	1,038,179	1,216,775

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(e)	Details of the Controlling Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
Local currency debentures(*)
Publicly issued debentures	November 2012 ~ December 2015	4.77~ 5.89%	(Won)	1,100,000	890,000	850,000
Privately issued debentures	May 2011	5.30%		200,000	200,000	600,000
Less discount on debentures				(3,699)	(2,276)	(3,826)
Less current portion of debentures				(200,000)	(389,665)	(458,201)

			(Won)	1,096,301	698,059	987,973

Foreign currency debentures(*)
Floating-rate bonds	August 2012 ~ April 2013	3ML+1.80 ~ 2.40%	(Won)	538,323	—	—

Foreign currency equivalent				USD 350	—	—
				JPY 10,000	—	—

Less discount on bonds				(6,130)	—	—

			(Won)	532,193	—	—

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	84,338	699,861	637,040

Foreign currency equivalent				USD74	USD599	USD507

Less current portion of convertible bonds				—	(699,861)	—

			(Won)	84,338	—	637,040

			(Won)	1,712,832	698,059	1,625,013

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Group redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new publicly and privately issued debentures amounting to (Won)600,000 million, JPY10,000 million and USD350 million for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(f)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)48,075
Issued amount	USD550 million
Residual amount after put options exercised	USD66 million
Fair value as of December 31, 2010	USD74 million
Amount at maturity	USD77 million

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Group repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Group is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)	December 31, 2010		December 31, 2009	January 1, 2009
Convertible bonds (*)	(Won)	61,617,600,000	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,075	48,251	48,760
Common shares to be issued		1,281,697	10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million and USD550 million as of December 31, 2010 and 2009, respectively.

(g)	Aggregate maturities of the Group’s financial liabilities as of December 31, 2010 are as follows:

(In millions of won)

Period	Local currency long-term debt		Foreign currency long-term debt	Local currency debentures	Foreign currency debentures	Total
Within 1 year	(Won)	4,096	682,465	200,000	—	886,561
1 ~ 5 year		15,945	810,925	1,628,494	84,338	2,539,702
Thereafter		3,198	—	—	—	3,198

	(Won)	23,239	1,493,390	1,828,494	84,338	3,429,461

15.	Provision

(In millions of won)	Warranties (*1)		Others (*2)	Total
Balance at January 1, 2010	(Won)	98,674	269,379	368,053
Addition		188,530	287,391	475,921
Usage		(165,358)	(35,028)	(200,386)

Balance at December 31, 2010	(Won)	121,846	521,742	643,588

Thereof non-current	(Won)	8,773	—	8,773

(*1)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rate of warranty claims on those repairs, and cost per claim to satisfy the Group’s warranty obligation. The provision is measured at the present value of the expenditures discounted by the interest rate reflecting current market risks.
(*2)	Others consist of various provisions including the provision for returned goods and the legal proceedings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

16.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Changes in inventories	(Won)	(547,437)	(531,108)
Purchase of raw material and merchandise		16,490,526	12,844,666
Depreciation and amortization		2,925,379	2,842,066
Labor costs		1,912,188	1,388,974
Supplies and others		1,057,995	786,213
Outsourcing fee		103,424	55,106
Shipping costs		414,563	420,487
Utility expense		480,605	373,117
Fees and commissions		372,096	326,621
After-sale service expenses		190,018	130,742
Others		734,240	583,723

	(Won)	24,133,597	19,220,607

Total expenses, except exchange differences, consist of cost of sales, selling, administrative, research and development expenses and others.

For the year ended December 31, 2010, other income and other expenses contained exchange differences amounting to (Won)1,465,830 million and (Won)1,550,909 million, respectively (the year ended December 31, 2009 : (Won)1,336,721 million and (Won)1,172,296 million, respectively).

17.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Salaries	(Won)	206,768	160,442
Expenses related to defined benefit plan		14,268	8,394
Other employee benefit		54,564	40,534
Shipping costs		332,046	350,352
Fees and commissions		99,478	82,430
Depreciation		142,963	44,405
Taxes and dues		24,267	9,153
Advertising		87,945	59,545
Sales promotion		7,151	8,124
After-sale service expenses		190,018	130,742
Others		207,943	143,784

	(Won)	1,367,411	1,037,905

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

18.	Employee Benefits

The Group maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Present value of partially funded defined benefit obligations	(Won)	360,540	260,166	206,703
Fair value of plan assets		(281,825)	(175,869)	(131,301)

	(Won)	78,715	84,297	75,402

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Opening defined benefit obligations	(Won)	260,166	206,703
Current service cost		87,928	63,292
Interest cost		14,711	14,731
Actuarial losses on plan liabilities (before tax)		(2,983)	20,386
Benefit payment		(13,866)	(46,589)
Transfers from related parties		1,806	1,643
Past service cost (*)		12,778	—

Closing defined benefit obligations	(Won)	360,540	260,166

(*)	The Group adopted a defined benefit plan at date of January 2, 2010 and recognized all past service immediately.

Defined benefit obligations are discounted using the rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Opening fair value of plan assets	(Won)	175,869	131,301
Expected return on plan assets		12,946	4,911
Actuarial gains on plan assets (before tax)		1,497	1,495
Contributions by employer directly to plan assets		100,000	63,000
Contributions directly from employer cash flow		5,379	21,634
Benefit payment		(13,866)	(46,472)

Closing fair value of scheme assets	(Won)	281,825	175,869

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Deposits with financial institution	(Won)	281,825	175,869	131,301

(e)	Expenses recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Current service cost	(Won)	87,928	63,292
Interest cost		14,711	14,731
Expected return on plan assets		(12,946)	(4,911)
Past service cost		12,778	—

	(Won)	102,471	73,112

The expense is recognized in the following line items in the statement of comprehensive income:

(In millions of won)	2010		2009
Cost of sales	(Won)	81,225	60,202
Selling expenses		6,268	3,869
Administrative expenses		7,531	4,484
Research and development expenses		7,447	4,557

	(Won)	102,471	73,112

(f)	Cumulative amount of actuarial gain and loss recognized in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of won)	2010		2009
Cumulative amount at January 1	(Won)	(14,443)	—
Recognized during the period		3,166	(14,443)

Cumulative amount at December 31	(Won)	(11,277)	(14,443)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(g)	Principal actuarial assumptions for the reporting period (expressed as weighted averages) are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Expected rate of salary increase	5.6%	7.0%	7.0%
Discount rate for defined benefit obligations	5.5%	5.9%	7.1%
Expected long-term rate of return on assets	4.4%	6.7%	3.7%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2010	December 31, 2009	January 1, 2009
Twenties	Males	0.02%	0.07%	0.07%
	Females	0.01%	0.04%	0.04%
Thirties	Males	0.02%	0.08%	0.08%
	Females	0.01%	0.04%	0.04%
Forties	Males	0.04%	0.16%	0.16%
	Females	0.02%	0.07%	0.07%
Fifties	Males	0.09%	0.44%	0.44%
	Females	0.05%	0.16%	0.16%

The overall expected long-term rate of return on assets is 4.4 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

19.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009
Current liabilities
Advances received	(Won)	44,879	30,805	17,155
Withholdings		18,554	20,881	15,675
Share-based payment liabilities		473	315	114

	(Won)	63,906	52,001	32,944

Non-current liabilities
Long-term accrued expenses	(Won)	10,041	10,980	16.471
Other long-term employee benefits		16,031	7,615	—
Long-term unearned revenues		—	88	18,440
Long-term other accounts payable		306,475	400,106	519,164

	(Won)	332,547	418,789	554,075

20.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,425 million ((Won)1,622,933 million) in connection with its export sales transactions. As of December 31, 2010, accounts and notes receivable amounting to JPY869 million ((Won)12,139 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)683,340 million). The Controlling Company joined this program in April 2007. For the year ended December 31, 2010, no accounts and notes receivable were sold under this program.

The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivables with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions.

LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, has an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)284,725 million). As of December 31, 2010, accounts and notes receivable amounting to USD235 million ((Won)267,642 million) were sold but are not past due. LG Display Taiwan Co., Ltd. has an agreement with Taishin International Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD710 million ((Won)808,619 million). As of December 31, 2010, accounts and notes receivable amounting to USD272 million ((Won)309,781 million) were sold but are not past due. In addition, LG Display Taiwan Co., Ltd. has agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD31 million ((Won)35,306 million) and USD260 million ((Won)296,114 million), respectively. As of December 31, 2010, accounts and notes receivable amounting to USD26 million ((Won)29,611 million) and USD100 million ((Won)113,890 million) were sold but are not past due, respectively. LG Display Shanghai Co., Ltd. has an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD100 million ((Won)113,890 million). As of December 31, 2010, accounts

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

and notes receivable amounting to USD74 million ((Won)84,279 million) were sold but are not past due. In July 2010, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited. As of December 31, 2010, accounts and notes receivable amounting to USD176 million ((Won)200,446 million) are sold, but current and outstanding. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)284,725 million). As of December 31, 2010, accounts and notes receivable amounting to USD250 million ((Won)284,725 million) were sold but are not past due. In addition, the Controlling Company has an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD100 million ((Won)113,890 million). As of December 31, 2010, the amount of accounts and notes receivable sold but not past due is zero. In connection with the contracts above, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2010, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)125,279 million), USD20 million ((Won)22,778 million) with China Construction Bank, USD210 million ((Won)239,169 million) with Shinhan Bank, JPY14,154 million ((Won)197,743 million) with Woori Bank, USD80 million ((Won)91,112 million) with Bank of China, USD104 ((Won)118,446 million) million with Hana Bank and JPY11,598 million ((Won)162,027 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company receives a payment guarantee amounting to USD8.5 million ((Won)9,681 million) from Royal Bank of Scotland in connection with value added tax payments in Poland. As of December 31, 2010, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR48 million ((Won)73,351 million) term loan credit facility of LG Display Poland Sp. zo.o. LG Display Poland Sp. zo.o. is provided with a payment guarantee amounting to PLN250 million ((Won)95,443 million) by Nordea Bank and others for the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to Nordea Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and other subsidiaries’ term loan credit facilities with an aggregate amount of USD17 million ((Won)19,361 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD203 million ((Won)231,197 million), EUR3.6 million ((Won)5,449 million), JPY6,700 million ((Won)93,604 million), and CNY58 million ((Won)10,005 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD5 million ((Won)5,695 million), JPY1,300 million ((Won)18,162 million), CNY2,225 million ((Won)383,813 million) and PLN250 million ((Won)95,443 million) respectively, for their local tax payments.

License agreements

As of December 31, 2010, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Long-term supply agreement

In January 2009 as well as in April and December 2010, the Controlling Company entered into separate 5-year long-term supply agreements with Apple, Inc. to supply LCD panels, respectively. In connection with the agreements, the Controlling Company received long-term advances of USD830 million ((Won)945,287 million) from Apple, Inc. in aggregate, which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD200 million ((Won)227,780 million) from Industrial Bank of Korea relating to long-term advances received from Apple, Inc.

Pledged Assets

The Controlling Company pledged a part of its OLED machinery to the Export-Import Bank of Korea regarding the loan of credit up to USD50 million ((Won)56,945 million).

21.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Group in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Group for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Group had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Group filed motions for reconsideration as to the court’s findings on the AU Optronics Corp.’s patents and the Group’s patents respectively. However, the final judgment has not yet been rendered. Once all findings by the Court have been issued, the Group will review all available options including appeal. The Group is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Group is unable to predict the ultimate outcome of this case.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Controlling Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. On December 8, 2010, the European Commission issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. As of December 31, 2010, the Controlling Company has accrued a liability for the assessed fine. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In January 2011, a hearing was held regarding the Canadian direct and indirect purchasers’ motion for class certification. The court has not yet ruled on the motion.

Additionally separate claims were filed by AT&T Corp., Motorola, Inc., Best Buy Co., Inc. and their respective related entities, all of which have been transferred to the MDL Proceedings. In addition, several state governments including the state of New York filed claims against the Controlling Company and other LCD panel manufacturing companies.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

In February 2007, regarding the anti-competitive practices in LCD panel pricing, the Controlling Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Controlling Company, alleging that the Controlling Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934. In May 2010, the Controlling Company reached an agreement in principle with the class plaintiffs to settle the action, and a fairness hearing was held on March 17, 2011 regarding the settlement.

While the Controlling Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Controlling Company. The Controlling Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Controlling Company. Some of the information usually required by IAS No. 37 Provision, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.

22.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2010 to December 31, 2010.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

The Controlling Company paid dividend of (Won)178,908 million ((Won)500 per share) in 2010 and the dividend of (Won)178,908 million ((Won)500 per share) has been determined by the board of directors and have been paid in 2011. There are no income tax consequences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

23.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Short-term benefits	(Won)	2,183	1,943
Expenses related to defined benefit plan		360	272
Other long-term benefits		606	501

	(Won)	3,149	2,716

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2010 and 2009 are as follows:

	Sales and others			Purchases and others
(In millions of won)	2010		2009	2010	2009
Subsidiaries	(Won)	21,025,952	17,521,399	3,237,224	790.839
Joint ventures		1,163,265	839,290	27,605	3,279
Associates		7	16	1,550,269	1,142,932
LG Electronics		5,845,037	4,652,913	555,569	230,238
Other related parties		174,521	479,652	317,837	768,977

	(Won)	28,208,782	23,493,270	5,688,504	2,936,265

Account balances with related parties at the reporting date are as follows:

	Trade accounts and notes receivable and others				Trade accounts and notes payable and others
(In millions of won)	December 31, 2010		December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Subsidiaries	(Won)	3,609,801	2,713,663	1,257,958	405,814	108,156	279,572
Joint ventures		145,093	109,572	9,943	478,009	297,717	—
Associates		—	3	1	243,357	164,268	58,222
LG Electronics		634,570	719,798	442,943	138,484	51,738	82,370
Other related parties		—	76,314	46,345	3,870	103,740	94,680

	(Won)	4,389,464	3,619,350	1,757,190	1,269,534	725,619	514,844

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

24.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. Sales of AM-OLED products are insignificant to total sales. Export sales represent approximately 93.3% of total sales for the year ended December 31, 2010.

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2010 and 2009.

(a)	Revenue by geography

(In millions of won)

Region	2010		2009
Domestic	(Won)	1,705,130	1,204,621
Foreign
China		14,076,853	10,503,680
Asia (excluding China)		2,752,117	2,086,808
United States		2,852,204	2,491,439
Europe		4,125,231	3,751,153

	(Won)	25,511,535	20,037,701

Sales to LG Electronics constituted 22.9% of total revenue for the year ended December 31, 2010 (the year ended December 31, 2009: 23.2%). The Group’s top ten end-brand customers together accounted for 75.8% of sales for the year ended December 31, 2010 (the year ended December 31, 2009: 76.5%)

(b)	Non-current assets by geography

(In millions of won)

Region	December 31, 2010
	Property, plant and equipment		Intangible assets
Domestic	(Won)	11,690,716	520,152
Foreign
China		945,864	19,105
Others		178,821	644

Sub total	(Won)	1,124,685	19,749

Total	(Won)	12,815,401	539,901

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(In millions of won)

	December 31, 2009
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	8,730,263	340,885
Foreign
China		601,913	10,058
Others		264,321	1,450

Sub total	(Won)	866,234	11,508

Total	(Won)	9,596,497	352,393

(In millions of won)

	January 1, 2009
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	8,431,214	199,087
Foreign
China		522,876	2,696
Others		288,288	2,658

Sub total	(Won)	811,164	5,354

Total	(Won)	9,242,378	204,441

(c)	Revenue by product

(In millions of won)

Product	2010		2009
Panels for:
Notebook computers	(Won)	4,424,440	3,567,522
Desktop monitors		5,389,736	4,639,506
TFT-LCD televisions		14,078,665	10,965,318
Mobile and others		1,618,694	865,355

	(Won)	25,511,535	20,037,701

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

25.	Revenue

Details of revenue for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Sales of goods	(Won)	25,467,963	19,989,116
Royalty		22,552	22,024
Others		21,020	26,561

	(Won)	25,511,535	20,037,701

26.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Rental income	(Won)	4,305	4,116
Foreign currency gain		1,465,830	1,336,721
Gain on disposal of investments, net		—	11
Gain on disposal of property, plant and equipment		1,387	486
Gain on disposal of intangible assets		—	9
Reversal of allowance for doubtful accounts for other receivables		—	548
Others		11,921	23,663

	(Won)	1,483,443	1,365,554

(b)	Details of other expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Other bad debt expenses	(Won)	65	2
Foreign currency loss		1,550,909	1,172,296
Loss on disposal of property, plant and equipment		415	234
Impairment loss on property, plant, and equipment		—	664
Anti-trust related expenses and others		310,142	296,950

	(Won)	1,861,531	1,470,146

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

27.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Salaries and wages	(Won)	1,569,137	1,140,809
Other employee benefits		297,366	194,901
Contributions to National Pension plan		40,553	31,308
Expenses related to defined benefit plan		102,471	73,112
Cash-settled share-based payment		157	201

	(Won)	2,009,684	1,440,331

28.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangement as of December 31, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2010 and 2009 are as follows:

(In number of shares)	2010	2009
Balance at beginning of year	110,000	110,000
Forfeited or cancelled	—	—
Outstanding at end of year	110,000	110,000
Exercisable at end of year	110,000	110,000

(c)	In connection with the Group’s first adoption of IFRSs, the Group accounted for SARs at its fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2010	December 31, 2009	January 1, 2009
Risk free rate (*1)	2.89%	3.48%	3.26%
Expected term (*2)	1.0 year	1.1 year	1.3 year
Expected volatility	35.20%	55.57%	53.20%
Expected dividends (*3)	0%	0%	0%
Fair value per share	(Won)4,296	(Won)2,865	(Won)1,039
Total carrying amount of liabilities (*4)	(Won)472,527,182	(Won)315,126,395	(Won)114,300,015

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2010, the remaining contractual life is 15 months and the expected term is determined as 1 year.
(*3)	The Controlling Company did not pay any dividends from 2000 to 2006 and, accordingly, expected dividend used is 0% despite recent dividend yields of 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009, respectively.
(*4)	As of December 31, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Group recognized stock compensation cost of (Won)157 million as administrative expenses for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

29.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Finance income
Interest income of financial assets measured at amortized cost	(Won)	90,129	119,642
Interest income of available-for-sale securities		1,074	3,285
Dividend income		48	—
Foreign currency gain		146,563	206,592
Gain on sale of Investments in equity accounted investees		2,506	295
Gain on valuation of financial assets at fair value through profit or loss		668	2,907

	(Won)	240,988	332,721

Finance costs
Interest expense of financial liabilities measured at amortized costs	(Won)	99,659	112,632
Foreign currency loss		170,307	108,483
Loss on sale of available-for-sale securities		854	5
Loss on redemption of debentures		4,138	173
Loss on valuation of financial assets at fair value through profit or loss		1,729	—
Loss on valuation of financial liabilities as fair value through profit or loss		2,419	108,363
Loss on derivatives		—	9,727
Loss on sale of trade accounts and notes receivable		9,366	4,307
Loss on sale of investments in equity accounted investees		—	165

	(Won)	288,472	343,855

(b)	Finance income and costs recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Change in cumulative translation adjustments	(Won)	6,735	(37,175)
Loss on valuation of available-for-sale securities		12,063	(24,367)
Gain on cash flow hedges		—	2,534
Tax effect		(3,793)	6,423

	(Won)	15,005	(52,585)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

30.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Current tax expense	(Won)	253,436	202,174
Deferred tax benefit		(147,101)	(306,992)

Income tax expense (benefit)	(Won)	106,335	(104,818)

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of won)	2010
	Before tax		Tax benefit (expense)	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,063	(2,987)	9,076
Defined benefit plan actuarial loss		4,480	(1,314)	3,166
Cumulative translation differences		6,735	(806)	5,929
Gain on sales of own shares of associated accounted for using the equity method		810	—	810

	(Won)	24,088	(5,107)	18,981

(In millions of won)	2009
	Before tax		Tax benefit (expense)	Net of tax
Loss on valuation of available-for-sale securities	(Won)	(24,367)	6,231	(18,136)
Defined benefit plan actuarial loss		(18,927)	4,484	(14,443)
Cumulative translation differences		(37,175)	806	(36,369)
Gain on valuation of cash flow hedges		2,534	(614)	1,920

	(Won)	(77,935)	10,907	(67,028)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(c)	Reconciliation of effective tax rate at the reporting date is as follows:

(In millions of won)	2010			2009
Profit for the period		(Won)	1,159,234			1,117,778
Income tax expense (benefit)			106,335			(104,818)

Profit excluding income tax		(Won)	1,265,569			1,012,960

Income tax using the Controlling Company’s domestic tax rate	24.20%	(Won)	306,268	24.20%	(Won)	245,136
Effect of tax rates in foreign jurisdictions	1.24%		15,732	1.87%		18,981
Non-deductible expenses	7.69%		97,268	3.58%		36,268
Tax credits	(24.33%)		(307,911)	(37.07%)		(375,544)
Change in tax rates	(0.85%)		(10,798)	(0.85%)		(8,612)
Tax effects on unrealized inter-company profit	0.54%		6,871	(1.79%)		(18,106)
Others	(0.09%)		(1,095)	(0.29%)		(2,941)

Income tax expense (benefit)		(Won)	106,335		(Won)	(104,818)

31.	Deferred Income Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2010, the Controlling Company did not recognize the deferred tax liabilities of the temporary differences amounting to (Won)181,342 on investments in subsidiaries since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, the Group did not recognize deferred income taxes on the temporary differences.

(b)	Unrecognized deferred tax assets

The Controlling Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)439,798, through events such as disposal of the related investments in the foreseeable future, is remote.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets				Liabilities			Total
	December 31, 2010		December 31, 2009	January 1, 2010	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Other accounts receivable, net	(Won)	—	—	—	(5,919)	(11,512)	(22,023)	(5,919)	(11,512)	(22,023)
Inventories, net		17,942	19,765	25,577	—	—	—	17,942	19,765	25,577
Available-for-sale financial assets		2,199	5,186	—	(6,983)	(4,488)	(1,045)	(4,784)	698	(1,045)
Defined benefit obligation		3,829	5,052	1,137	—	—	—	3,829	5,052	1,137
Investments in equity accounted investees		12,041	11,660	—	—	—	(6,446)	12,041	11,660	(6,446)
Derivative instruments		—	—	614	(2,008)	(647)	(17,170)	(2,008)	(647)	(16,556)
Accrued expense		78,396	60,575	5,619	—	—	—	78,396	60,575	5,619
Property, plant and equipment		112,286	108,334	74,891	—	—	—	112,286	108,334	74,891
Intangible assets		—	—	—	—	(19,470)	—	—	(19,470)	—
Provisions		17,962	16,806	14,666	—	—	—	17,962	16,806	14,666
Gain or loss on foreign currency translation, net		81,075	64,588	105,482	(61,031)	(57,174)	(33,541)	20,044	7,414	71,941
Debentures		5,049	45,874	27,409	—	—	—	5,049	45,874	27,409
Others		24,134	17,498	11,391	(6,006)	—	—	18,128	17,498	11,391
Tax credit carryforwards		795,247	664,172	421,758	—	—	—	795,247	664,172	421,758

Deferred income tax assets (liabilities)	(Won)	1,150,160	1,019,510	688,544	(81,947)	(93,291)	(80,225)	1,068,213	926,219	608,319

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is probable that all of the deferred tax assets at the reporting date will be realized. The amount of such deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	January 1, 2009		Profit or loss	Other comprehensive income	December 31, 2009	Profit or loss	Other comprehensive income	December 31, 2010
Other accounts receivable, net	(Won)	(22,023)	10,511	—	(11,512)	5,593	—	(5,919)
Inventories, net		25,577	(5,812)	—	19,765	(1,823)	—	17,942
Available-for-sale financial assets		(1,045)	(4,488)	6,231	698	(2,495)	(2,987)	(4,784)
Defined benefit obligation		1,137	(569)	4,484	5,052	91	(1,314)	3,829
Investments in equity accounted investees		(6,446)	18,106	—	11,660	381	—	12,041
Derivative instruments		(16,556)	16,523	(614)	(647)	(1,361)	—	(2,008)
Accrued expense		5,619	54,956	—	60,575	17,821	—	78,396
Property, plant and equipment		74,891	33,443	—	108,334	3,952	—	112,286
Intangible assets		—	(19,470)	—	(19,470)	19,470	—	—
Provisions		14,666	2,140	—	16,806	1,156	—	17,962
Gain or loss on foreign currency translation, net		71,941	(64,527)	—	7,414	12,630	—	20,044
Debentures		27,409	18,465	—	45,874	(40,825)	—	5,049
Others		11,391	5,301	806	17,498	1,436	(806)	18,128
Tax credit carryforwards		421,758	242,414	—	664,172	131,075	—	795,247

Deferred income tax assets (liabilities)	(Won)	608,319	306,992	10,907	926,219	147,101	(5,107)	1,068,213

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

32.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2010 and 2009 are as follows:

(In won and No. of shares)	2010		2009
Profit for the period	(Won)	1,156,343,357,418	1,117,778,414,962
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	3,232	3,124

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2010 and 2009 are as follows:

(In won and No. of shares)	2010		2009
Profit for the period	(Won)	1,156,343,357,418	1,117,778,414,962
Interest on convertible bond, net of tax		(18,345,174,214)	47,618,111,426

Adjusted income		1,137,998,183,204	1,165,396,526,388
Weighted-average number of common shares outstanding and common equivalent shares (*1)		361,080,224	368,457,551

Diluted earnings per share (*2)	(Won)	3,152	3,124

(*1)	Weighted-average number of common shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

(In No. of shares)	2010	2009
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	3,264,524	10,641,851

Weighted-average number of common shares at the reporting date	361,080,224	368,457,551

(*2)	For the year ended December 31, 2009, there was no dilution effect.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

	2010		2009
	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113	10,641,851
Period	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010	January 1, 2009~ December 31, 2009
Weight	365 days /365 days	77 days /365 days	365 days /365 days
Weighted-average number of common shares to be issued	1,281,697	1,982,827	10,641,851

33.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	906,481	(604,186)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Business Combinations

(a)	Acquisition of LCD module business

The Controlling Company acquired LCD module business from LG Innotek Co., Ltd. (“LG Innotek”) in order to improve competitiveness of the LCD module business and the operational efficiency by simplified supply chain on May 1, 2010. Regarding the business acquisition, the Controlling Company acquired and assumed assets (other than land and buildings), liabilities, employment relationship and all of the rights and obligations related to LCD module business located in Gumi. In addition, LG Display Yantai Co., Ltd., the Controlling Company’s subsidiary in China, also acquired assets on LCD module and Cell business from LG Innotek Yantai Co., Ltd. which is an LG Innotek’s subsidiary in China. The Controlling Company and LG Display Yantai Co., Ltd. measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisitions was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won and CNY)	Gumi		Yantai
Consideration transferred	(Won)	72,472	CNY 1,016	(Won)	166,010
Identifiable assets acquired and the liabilities assumed
Inventories		18,110	CNY 117		18,995
Property, plant and equipment		3,226	CNY 882		144,168
Intangible assets (*1)		36,972	—		—
Long-term prepaid expenses		392	CNY 17		2,847
Accrued expenses		(821)	—		—

Identifiable net asset		57,879	CNY 1,016		166,010

Goodwill (*2)	(Won)	14,593	—	(Won)	—

(*1)	Intangible assets in Gumi include customer relationships and technology acquired in the business combination.
(*2)	Goodwill amounting to (Won)14,593 million arose from the improvement in efficiency of LCD business, the synergy effect between the existing subsidiaries and benefits from assembled workforce. Reduction in the carrying amount of goodwill is deductible in determining taxable profit.

Acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)381 million are expensed. The revenue and profit or loss from the assets acquired and liabilities assumed are not reported separately since the assets and liabilities of acquired business are combined with and not separable from the Group’s existing accounting. Therefore, the amount of profit or loss after the acquisition date in 2010 and the amount of profit or loss during 2010 from the acquired business were not disclosed as they are not estimated reliably.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Acquisition of Image & Materials Inc.

For manufacturing of EPD, the Controlling Company acquired 100 percent equity interest of Image & Materials Inc. (‘I&M’), located in Daejeon, Korea, on November 30, 2010 with payment of (Won)35,000 million in cash. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)
Consideration transferred	(Won)	35,000
Identifiable assets acquired and the liabilities assumed
Cash and cash equivalents		2,946
Other current assets		230
Property, plant and equipment		2,757
Intangible assets (*1)		27,314
Other non-current assets		87
Current liabilities		(1,057)
Other non-current liabilities		(590)
Deferred tax liability		(6,006)

Identifiable net asset		25,681

Goodwill (*2)	(Won)	9,319

(*1)	Intangible assets mainly consist of in-process development projects amounting to (Won)27,300 million.
(*2)	Goodwill amounting to (Won)9,319 million arose from the research work force with specialized knowledge and experience.

The revenue and loss of I&M for the period from the beginning of the reporting period to the acquisition date are (Won)4 million and (Won)1,607 million, respectively, and the amount of the loss included in the consolidated statement of comprehensive income for the year ended December 31, 2010 is (Won)108 million. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)59 million are expensed.

The revenue and profit or loss of the Group for the current reporting period, as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, were not disclosed as a part of them are not estimated reliably since the revenue and profit or loss from the LCD module business acquired in 2010 are not reported separately.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

35.	Explanation of Transition to IFRSs

As stated in note 2(a), the Group’s first financial statements are prepared in accordance with IFRSs as the Group adopts IFRSs in 2010.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2009 and in the preparation of an opening IFRS statement of financial position at January 1, 2009, the transition date.

In preparing its opening statement of financial position prepared in accordance with IFRSs, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to IFRSs has affected the Group’s consolidated financial statements is set out in the following tables and the notes that accompany the tables.

In addition, the reconciliation of the financial statements from accounting principles generally accepted in the United States of America (“U.S.GAAP”) to IFRS is also provided since the Group presented the financial statements in accordance with U.S. GAAP prior to the first adoption.

(a)	Previous K-GAAP to IFRS

(i) Differences between accounting under IFRSs and under K-GAAP having a material effect on the Group

Area	Previous K-GAAP	IFRSs
Convertible bonds	In accordance with Statements of Korea Accounting Standards (“SKAS”) No. 9, the Group recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and does not revaluate.	In accordance with IAS No. 39, the convertible bonds are designated as financial liabilities at fair value through profits or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	In accordance with Statements of Korea Financial Accounting Standards (“SKFAS”) Article 27, the Group recognizes retirement and severance liability expected to be payable if all employees, who have been with the Group for more than one year, leaves at the end of the reporting period.	In accordance with IAS No. 19, the Group recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Group’s accounting policy, all actuarial gains or losses are recognized in equity.

Share-based payment	In accordance with SKAS No. 22, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Group recognizes the changes in the intrinsic value as compensation expenses.	In accordance with IFRS No. 2, the Group recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Area	Previous K-GAAP	IFRSs
Available-for-sale securities	In accordance with SKAS No. 8, the Group recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with IAS No. 39, the Group may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with IAS No. 39, the Group recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income.

In accordance with IAS No. 32, dividends are recognized when the rights to receive payment is established. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Group applies cash flow hedge accounting for derivatives only if certain conditions are met.	In IAS No. 39, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Group does not apply cash flow hedge accounting as a condition of the detailed criteria is not met.

Cumulative translation differences	N/A	The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2009 (the transition date).

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.	In accordance with IAS No. 38, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Deferred taxes	In accordance with SKAS No. 16, recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified as current or non-current based on classification of related item in the consolidated financial statements. Classification of current and non-current for items not related to statement of financial position items are determined based on estimated reversal.	In accordance with IAS No. 12, deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Area	Previous K-GAAP	IFRSs
Long-term payables	In accordance with SKFAS Article 66, long-term payables of LGDUS are discounted using the Group’s weighted average borrowing rate.	In accordance with IAS No. 39, long-term payables of LGDUS are discounted using the risk free rate.

Allocation of difference between cost and book value of investment (goodwill)	In accordance with K-GAAP, the Group amortizes goodwill over its estimated useful life under the straight-line method	In accordance with IAS No. 28, the Group does not amortize but periodically reviews the goodwill for impairment

Bargain purchase of investments	In accordance with K-GAAP, the Group allocates negative goodwill to distinguishable non-monetary asset over weighted average useful lives using straight-line method and unallocated amount is recognized in current period’s earnings	In accordance with IAS No. 28, the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets remaining after reassessing the identification and measurement of assets, liabilities and contingent liabilities is recognized immediately in earnings

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with IAS No. 23, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

Changes in scope of consolidation	Scope of consolidation is determined in accordance with SKAS 25. In addition, scope of consolidation is determined in accordance with Act on External Audit of Stock Companies of Korea.	In accordance with IAS No. 27, scope of consolidation is determined based on control model.

(ii) The Change of the consolidation scope

Previous K-GAAP	IFRSs	Difference

LG Display America, Inc.	LG Display America, Inc.	—

LG Display Germany GmbH	LG Display Germany GmbH	—

LG Display Japan Co., Ltd.	LG Display Japan Co., Ltd.	—

LG Display Taiwan Co., Ltd.	LG Display Taiwan Co., Ltd.	—

LG Display Nanjing Co., Ltd.	LG Display Nanjing Co., Ltd.	—

LG Display Shanghai Co., Ltd.	LG Display Shanghai Co., Ltd.	—

LG Display Poland Sp. zo. o	LG Display Poland Sp. zo. o	—

LG Display Guangzhou Co., Ltd.	LG Display Guangzhou Co., Ltd	—

LG Display Shenzhen Co., Ltd.	LG Display Shenzhen Co., Ltd.	—

LG Display Singapore Pte. Ltd.	LG Display Singapore Pte. Ltd.	—

LG Electronics (Nanjing) Plasma Co., Ltd.	LG Electronics (Nanjing) Plasma Co., Ltd.	—

Suzhou Raken Technology Ltd.	—	reclassified as investments in joint ventures

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(iii) Summary of the effects of the adoption of IFRSs on the Group’s financial position and the results of its operation

The effects of the adoption of IFRSs on the Group’s financial position as of January 1, 2009, the transition date to IFRSs, are as follows:

(In millions of won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	17,388,366	8,099,743	9,288,623
Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Equity method investments (*5)		10,002	—	10,002
Cumulative translation adjustment (*6)		46,513	—	46,513
Deferred tax asset (*7)		31,881	(2)	31,883
Changes in scope of consolidation (*8)		(14,913)	(2,312)	(12,601)

Total adjustment		73,483	194,199	(120,716)

IFRS	(Won)	17,461,849	8,293,942	9,167,907

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under IFRSs
(*2)	Assessment of employee benefits using actuarial assumptions under IFRSs
(*3)	Measurement of share-based payment using fair value under IFRSs
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in deferred taxes on change in cumulative translation adjustment
(*7)	Deferred tax adjustments on differences in accounting balances under IFRSs and current K-GAAP
(*8)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

The effects of the adoption of IFRSs on the Group’s financial position as of December 31, 2009 are as follows:

(In millions of won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	19,538,190	9,322,297	10,215,893
Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	37,050	(37,050)
Equity method investments (*5)		7,312	—	7,312
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Cumulative translation differences (*8)		39,453	—	39,453
Deferred tax asset (*9)		24,122	—	24,122
Changes in scope of consolidation (*10)		15,612	108,428	(92,816)

Total adjustment		165,287	341,431	(176,144)

IFRS	(Won)	19,703,477	9,663,728	10,039,749

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under IFRSs
(*2)	Assessment of employee benefits using actuarial assumptions under IFRSs
(*3)	Measurement of share-based payment using fair value under IFRSs
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under IFRSs
(*8)	Difference in deferred taxes on change in cumulative translation adjustment
(*9)	Deferred tax adjustments on differences in accounting balances under IFRSs and current K- GAAP
(*10)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

The effects of the adoption of IFRSs on the Group’s result of operations for the year ended December 31, 2009 are as follows:

(in millions of won)	Net income		Total comprehensive income
K-GAAP	(Won)	1,083,653	1,036,407
Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		17,075	19,611
Equity method investments (*7)		205	(2,690)
Financial asset at fair value through profit and loss (*8)		2,906	—
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Cumulative translation differences (*11)		—	(7,060)
Deferred tax asset (*12)		(13,360)	(7,761)
Changes in scope of consolidation (*13)		(19,245)	(10,444)

Total adjustment		34,125	14,343

IFRS	(Won)	1,117,778	1,050,750

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRSs
(*2)	Assessment of employee benefits using actuarial assumptions under IFRSs
(*3)	Measurement of share-based payment using fair value under IFRSs
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for- trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*8)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under IFRSs
(*11)	Difference in deferred taxes on change in cumulative translation adjustment
(*12)	Deferred tax adjustments on differences in accounting balances under IFRSs and current K- GAAP
(*13)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

b)	US GAAP to IFRS

(i) Differences between accounting under IFRSs and under US GAAP having a material effect on the Group

Area	US GAAP	IFRS
Convertible bonds	In accordance with ASC 470, the accounting for the convertible debt is identical to accounting for debt that has no conversion feature if the debt is convertible into the common stock of the debtor at a specified price at the option of the creditor and is sold at a price or has a value at issuance not significantly in excess of face amount. Interest expense on convertible debt is recorded using the effective interest rate method just like debt without conversion feature.	In accordance with IAS 39, convertible bonds are designated as financial liabilities at fair value through profits or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Debt issuance costs	In accordance with ASC 835, the Group recognizes debt issuance costs as deferred charges in the statement of financial position and amortizes the costs by using the effective interest method over the life of the associated debt.	In accordance with IAS 39, when a financial at fair value through profit or loss is recognized initially, the Group expenses transaction costs at the acquisition.

Employee benefits	In accordance with ASC 715, the Group estimates its severance pay plan and accrued severance benefits assuming all eligible employees are to terminate their employment at the reporting date.	In accordance with IAS 19, the Group recognizes defined benefit obligations under the severance pay plan at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. In addition, under the Group’s accounting policy, all actuarial gains or losses are recognized in equity.

Available-for-sale securities	In accordance with ASC 320, all unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities, including debt securities, are recognized as an accumulated other comprehensive income until realized.	In accordance with IAS 39, in the case of debt securities, the effect of changes in exchange rate on available-for-sale securities is recognized as profit or loss when the remaining differences between acquisition cost and fair value is recognized in accumulated other comprehensive income.

Cumulative translation differences	N/A	The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2009 (the transition date).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Area	US GAAP	IFRS
Capitalization of development cost	In accordance with ASC 350, the Group expenses internal research and development expenditure as incurred.	In accordance with IAS 38, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Other non-current payables	In accordance with paragraph 3(e) of APB 21, the Group is precluded from discounting the fine payable to government authorities.	In accordance with IAS 37, assessed fine is discounted using the risk free rate.

Borrowing costs	In accordance with ASC 835, the Group excludes foreign exchange gains/losses related to borrowings denominated in foreign currencies from capitalized borrowing costs.	In accordance with IAS 23, borrowing costs to be capitalized include certain foreign exchange gains/losses arising from borrowings denominated in foreign currencies.

Government subsidies	Under US GAAP, there is no specific guidance on the accounting for grants from governments therefore the Group recognizes the subsidies related to purchased assets as other non-current liabilities.	In accordance with IAS 20, subsidies related to purchased assets are deducted from the carrying amount of the relevant assets.

Common control transactions.	Under US GAAP, the Group applied book value accounting in net assets acquired from the entity in a common control.	Under IFRS, the acquirer in a common control transaction should choose an accounting policy in respect of its consolidated financial statements, to be applied consistently to all similar common control transactions, to use. The Group has applied acquisition accounting to the transaction in a common control.

Equity method investments	Under US GAAP, for negative goodwill in relation to equity method investees, the Group reduced proportionately the amount it would otherwise assign to the net assets of the investee on acquisition date.	In accordance with IFRS 3, when the interest in the net fair value of the assets acquired and liabilities and contingent liabilities assumed exceeds the cost of the investment (negative goodwill), any excess of the investor’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the investor’s share of the investment’s profit or loss during the period of acquisition.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(ii) Summary of the effects of the adoption of IFRSs on the Group’s consolidated financial statements.

The effects of the adoption of IFRSs on the Group’s financial position as of January 1, 2009, the transition date to IFRSs, are as follows:

(in millions of won)	Total assets		Total liabilities	Total equity
US GAAP	(Won)	17,512,073	8,461,273	9,050,800
Adjustment for:
Convertible bonds (*1)		—	(91,519)	91,519
Debt issuance cost (*2)		(1,959)	(853)	(1,106)
Employee benefits (*3)		—	144	(144)
Long-term payables (*4)		—	(12,729)	12,729
Equity method investments (*5)		9,573	—	9,573
Capitalized borrowing costs (*6)		(3,083)	—	(3,083)
Business transfer under common control (*7)		(23,509)	—	(23,509)
Government subsidies (*8)		(62,373)	(62,373)	—
Deferred tax asset (*9)		31,127	(1)	31,128

Total adjustment		(50,224)	(167,331)	117,107

IFRS	(Won)	17,461,849	8,293,942	9,167,907

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Designation of debentures as financial liability at fair value through profit or loss under IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under IFRS
(*4)	Discounted present value of long-term payables
(*5)	IFRS adjustments for equity-method investees and negative goodwill on equity method investee
(*6)	Difference in capitalization of borrowing costs including foreign exchange gains/losses arising from foreign currency denominated borrowings
(*7)	Transferred net assets recorded at fair value under IFRS
(*8)	Government subsidies recorded net of relating assets
(*9)	Deferred tax adjustments on differences in accounting balances under IFRS and US GAAP

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

The effects of the adoption of IFRSs on the Group’s financial position as of December 31, 2009 are as follows:

(in millions of won)	Total assets		Total liabilities	Total equity
US GAAP	(Won)	19,719,611	9,765,674	9,953,937
Adjustment for:
Convertible bonds (*1)		—	3,365	(3,365)
Debt issuance cost (*2)		(2,264)	(2,011)	(253)
Employee benefits (*3)		—	18,452	(18,452)
Long-term payables (*4)		—	(8,280)	8,280
Equity method investments (*5)		4,190	—	4,190
Capitalized borrowing costs (*6)		(14,121)	—	(14,121)
Development cost (*7)		80,454	—	80,454
Business transfer under common control (*8)		(20,823)	—	(20,823)
Provision (*9)		—	(30,358)	30,358
Government subsidies (*10)		(83,114)	(83,114)	—
Deferred tax asset (*11)		19,544	—	19,544

Total adjustment		(16,134)	(101,946)	85,812

IFRS	(Won)	19,703,477	9,663,728	10,039,749

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Designation of debentures as financial liability at fair value through profit or loss under IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under IFRS
(*4)	Discounted present value of long-term payables
(*5)	IFRS adjustments for equity-method investees and negative goodwill on equity method investee
(*6)	Difference in capitalization of borrowing costs including foreign exchange gains/losses arising from foreign currency denominated borrowings
(*7)	Capitalization of development costs meeting capitalization criteria under IFRS
(*8)	Transferred net assets recorded at fair value under IFRS
(*9)	Additional accrual on contingencies in the US GAAP financial statements was due to the difference in dates through which subsequent events have been evaluated in preparation of Korean GAAP financial statements and US GAAP financial statements. Such subsequent event period for US GAAP financial statements was longer than the Korean GAAP financial statements as the date when US GAAP financial statements were available to be issued was later than that of the Korean GAAP financial statements.
(*10)	Government grants recorded net of relating assets
(*11)	Deferred tax adjustments on differences in accounting balances under IFRS and US GAAP

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

The effects of the adoption of IFRSs on the Group’s result of operations for the year ended December 31, 2009 are as follows:

(in millions of won)	Net income		Total comprehensive income
US GAAP	(Won)	1,110,677	1,078,151
Adjustment for:
Convertible bonds (*1)		(90,990)	(90,990)
Debt issuance cost (*2)		853	853
Employee benefits (*3)		584	(18,308)
Available for sale securities (*4)		(6,656)	—
Long-term payables (*5)		(3,879)	(4,449)
Equity method investments (*6)		(1,682)	(5,383)
Capitalized borrowing costs (*7)		(11,038)	(11,038)
Development cost (*8)		80,454	80,454
Business transfer under common control (*9)		2,686	2,686
Provision (*10)		30,358	30,358
Deferred tax asset (*11)		6,411	(11,584)

Total adjustment		7,101	(27,401)

IFRS	(Won)	1,117,778	1,050,750

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Designation of debentures as financial liability at fair value through profit or loss under IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Discounted present value of long-term payables
(*6)	IFRS adjustments for equity-method investees and negative goodwill on equity method investee
(*7)	Difference in capitalization of borrowing costs including foreign exchange gains/losses arising from foreign currency denominated borrowings
(*8)	Capitalization of development costs meeting capitalization criteria under IFRS
(*9)	Transferred net assets recorded at fair value under IFRS
(*10)	Additional accrual on contingencies in the US GAAP financial statements was due to the difference in dates through which subsequent events have been evaluated in preparation of Korean GAAP financial statements and US GAAP financial statemetns. Such subsequent event period for US GAAP financial statements was longer than the Korean GAAP financial statements as the date when US GAAP financial statements were available to be issued was later than that of the Korean GAAP financial statements.
(*11)	Deferred tax adjustments on differences in accounting balances under IFRS and US GAAP

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

36.	Subsequent Events

On March 11, 2011, the northeast coast of Japan experienced a severe earthquake followed by a tsunami, with continuing aftershocks. These geological events have caused significant damage in the region, including severe damage to nuclear power plants, and have impacted Japan’s power and other infrastructure. The total assets of the Controlling Company’s Japanese subsidiary, LG Display Japan Co., Ltd., is not significant and management is not aware of any physical property damage there. A number of suppliers of the Group’s raw materials, components and manufacturing equipment are located in Japan. Some of these suppliers were affected by the March 2011 earthquake and tsunami and some continue to be affected by unreliable power, shipping constraints and issues with their suppliers. The Group’s major Japanese customer accounted for approximately 7.4% of the Group’s total sales for the year ended December 31, 2010. Management has been informed that this customer has not experienced any significant physical property damage or production disruptions to date. Management continues to monitor the situation and the Group’s potential exposure.

The Controlling Company issued debentures of (Won)300,000 million with maturity of five years in February 2011 and (Won)300,000 million with maturity of three years in April 2011.