Form 20-F
period 2011-12-31
LG Display Co., Ltd.
filed 2012-04-30
CIK 1290109

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Suk Heo

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

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

(ii)

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “we,” “us,” “our” and “LG Display” refer to LG Display Co., Ltd. and, unless otherwise indicated or required by context, our consolidated subsidiaries. Notwithstanding the foregoing, in the context of any legal proceedings or governmental investigations, “LG Display” refers to LG Display Co., Ltd. and does not include any of its subsidiaries, or any other entities or persons.

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2009, 2010 and 2011 and for each of the years ended in the three-year period ended December 31, 2011 included in this annual report.

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

All references to “Korean Won,” “Won” or “(Won)” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, all references to “MXN” are to the currency of Mexico, and all references to “SG$” are to the currency of Singapore.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 30, 2011, which was (Won)1,158.50 = US$1.00.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as “contemplate,” “seek to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management’s present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the cyclical nature of our industry;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to compete effectively;

•	our dependence on a select group of key customers;

•	our ability to successfully expand our capacity;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the display panel industry;

•	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity and armed conflict;

•	fluctuations in foreign currency exchange rates; and

•	those other risks identified in the “Risk Factors” section of this annual report.

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

You should read the selected consolidated financial data below in conjunction with our audited consolidated financial statements as of December 31, 2009, 2010 and 2011 and for each of the years in the three-year period ended December 31, 2011, and the related notes included in this annual report. These audited financial statements and the related notes have been prepared under IFRS as issued by the IASB. The selected consolidated financial data for the three years ended December 31, 2011 have been derived from our audited consolidated financial statements.

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

Consolidated statements of comprehensive income (loss) data

	Year Ended December 31,
	2009		2010		2011		2011 (7)
	(in billions of Won, except for per share data)						(in millions of US$, except for per share data)
Revenue	(Won)	20,038	(Won)	25,512	(Won)	24,291	US$	20,968
Cost of sales		(17,477)		(21,781)		(23,081)		(19,923)
Gross profit		2,561		3,731		1,210		1,044
Selling expenses		(713)		(846)		(728)		(628)
Administrative expenses		(325)		(521)		(564)		(487)
Research and development expenses		(408)		(675)		(681)		(588)
Results from operating activities		1,010		1,310		(924)		(798)
Profit (loss) before income tax		1,013		1,266		(1,081)		(933)
Income tax expense (benefit)		(105)		106		(293)		(253)
Profit (loss) for the period		1,118		1,159		(788)		(680)
Total comprehensive income (loss) for the period		1,051		1,178		(757)		(653)
Basic earnings (loss) per share		3,124		3,232		(2,155)		(1.86)
Diluted earnings (loss) per share		3,124		3,152		(2,155)		(1.86)

Consolidated statements of financial position data

	As of December 31,
	2009		2010		2011		2011 (7)
	(in billions of Won)						(in millions of US$)
Cash and cash equivalents	(Won)	818	(Won)	1,631	(Won)	1,518	US$	1,310
Deposits in banks		2,500		1,503		815		703
Trade accounts and notes receivable, net		2,950		3,001		2,740		2,365
Inventories		1,668		2,215		2,317		2,000
Total current assets		8,226		8,840		7,858		6,783
Property, plant and equipment, net		9,596		12,815		14,697		12,686
Total assets		19,703		23,858		25,163		21,720
Trade accounts and notes payable		2,031		2,962		3,783		3,265
Current financial liabilities		2,007		2,101		895		773
Other accounts payable		1,596		2,593		3,993		3,447
Total current liabilities		6,495		8,882		9,911		8,555
Non-current financial liabilities		2,076		2,543		3,722		3,213
Long-term advance received		584		945		669		577
Total liabilities		9,663		12,797		15,032		12,975
Share capital and share premium		4,040		4,040		4,040		3,487
Retained earnings		6,051		7,031		6,063		5,233
Total equity		10,040		11,061		10,131		8,745

Other financial data

	Year Ended December 31,
	2009		2010		2011		2011 (7)
	(in billions of Won, except for percentages)						(in millions of US$, except for percentages)
Gross margin (1)		12.8%		14.6%		5.0%		5.0%
Operating margin (2)		5.0%		5.1%		(3.8)%		(3.8)%
Net margin (3)		5.6%		4.5%		(3.2)%		(3.2)%
EBITDA (4)	(Won)	3,852	(Won)	4,236	(Won)	2,727	US$	2,354
Capital expenditures		3,761		4,942		4,063		3,507
Depreciation and amortization (5)		2,842		2,926		3,651		3,151
Net cash provided by operating activities (6)		4,153		4,884		3,666		3,164
Net cash used in investing activities		(4,564)		(4,515)		(3,494)		(3,016)
Net cash provided by (used in) financing activities		(117)		408		(278)		(240)

(1)	Gross margin represents gross profit (loss) divided by revenue.
(2)	Operating margin represents results from operating activities divided by revenue.
(3)	Net margin represents profit (loss) for the period divided by revenue.

(4)	EBITDA is defined as profit (loss) for the period (x) plus finance costs (income), other non-operating loss, net, income tax expense (benefit), depreciation and amortization of intangible assets and (y) minus equity income on investments, net. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to results of operating activities, cash flows from operating activities or profit (loss) for the period, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the period to EBITDA is as follows:

	Year Ended December 31,
	2009		2010		2011		2011 (7)
	(in billions of Won)						(in millions of US$)
Profit (loss) for the period	(Won)	1,118	(Won)	1,159	(Won)	(788)	US$	(680)
Finance income		(333)		(241)		(207)		(179)
Finance costs		344		288		363		313
Other non-operating loss, net		6		16		17		15
Equity income on investments, net		(20)		(18)		(16)		(14)
Income tax expense (benefit)		(105)		106		(293)		(253)
Depreciation		2,779		2,757		3,413		2,946
Amortization of intangible assets		63		169		238		205

EBITDA	(Won)	3,852	(Won)	4,236	(Won)	2,727	US$	2,354

(5)	Includes amortization of intangible assets.
(6)	Effect of exchange rate change on cash and cash equivalents has been excluded from net cash provided by operating activities.
(7)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to US$1.00, the noon buying rate in effect on December 30, 2011 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Operating data

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Number of panels sold by product category:
Televisions (1)	35,316	51,184	53,084
Notebook computers (2)	50,632	70,124	90,577
Desktop monitors (3)	43,384	49,336	50,247
Mobile and other applications (4)	161,804	188,798	172,688

Total	291,136	359,442	366,596

	Year Ended December 31,
	2009		2010		2011		2011 (5)
	(in billions of Won)						(in millions of US$)
Revenue by product category:
Televisions (1)	(Won)	10,965	(Won)	14,079	(Won)	11,579	US$	9,995
Notebook computers (2)		3,568		4,424		5,120		4,420
Desktop monitors (3)		4,640		5,390		4,975		4,294
Mobile and other applications (4)		816		1,575		2,540		2,192

Total sales of goods	(Won)	19,989	(Won)	25,468	(Won)	24,214	US$	20,901
Royalties		22		23		61		53
Others		27		21		16		14

Revenue	(Won)	20,038	(Won)	25,512	(Won)	24,291	US$	20,968

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including smartphones and other mobile phones, certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to US$1.00, the noon buying rate in effect on December 30, 2011 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 30, 2011, which was (Won)1,158.50 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 20, 2012, the noon buying rate was (Won)1,138.10 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2007	(Won)	935.8	(Won)	928.0	(Won)	950.2	(Won)	903.2
2008		1,262.0		1,105.8		1,507.9		935.2
2009		1,163.7		1,270.0		1,570.1		1,149.0
2010		1,130.6		1,158.7		1,253.2		1,104.0
2011		1,158.5		1,105.2		1,197.5		1,049.2
October		1,112.1		1,150.7		1,197.5		1,102.5
November		1,140.1		1,133.5		1,162.0		1,110.6
December		1,158.5		1,148.1		1,175.5		1,149.0
2012 (through April 20)		1,138.1		1,130.6		1,160.0		1,115.7
January		1,128.0		1,141.1		1,160.0		1,120.1
February		1,117.1		1,122.7		1,128.9		1,115.7
March		1,131.4		1,126.2		1,139.8		1,116.0
April (through April 20)		1,138.1		1,134.8		1,143.4		1,122.4

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month (or portion thereof) is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, our customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. In recent years, there has been a general decline in the average selling price of our display panels. For example, our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 2.9% from US$834 per square meter of net display area in 2009 to US$810 in 2010. In 2011, our average revenue per square meter of net display area shipped further decreased by 16.2% to US$679, resulting mainly from strong downward pressure on the average selling price of our display panels in 2011 which in turn was due in large part to overcapacity in the TFT-LCD industry relative to the demand for such panels, which was negatively impacted by the global economic difficulties in 2011.

Our gross margin has also fluctuated from period to period, from 12.8% in 2009 to 14.6% in 2010 and 5.0% in 2011. Principal factors affecting our gross margin include declines in the average selling prices of our display panels, as well as our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. In 2011, in particular, a decline in the average selling price of our display panels due to downward price pressure affecting TFT-LCD products generally, which in turn resulted from overcapacity in the industry relative to the demand for such products, and the appreciation of the Korean Won against the U.S. dollar contributed to a sharp decrease in our gross margin as compared to 2010. We have reduced utilization rates of our existing fabrication facilities in response to market conditions starting in July 2010 and have been fine-tuning our growth strategies in light of our assessment of future market conditions, and there have been indications that the industry as a whole has been responding similarly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Since the end of 2011, there has been a modest increase in industry-wide demand for display products, resulting primarily from channel inventory replenishment, in response to which we have been adjusting our utilization rates to meet the increase in demand. However, we cannot provide any assurance that the recent increase in demand reflects any improvement in general market conditions for display panels or that it can be sustained. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors and mobile and other application products utilizing TFT-LCD panels, which in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to such weak demand, we reduced our TFT-LCD production from July 2008 to February 2009. Although demand for our products, as measured by the number of panels sold, started to recover in the second half of 2009 and generally remained strong in 2010, the renewed global economic difficulties in 2011 contributed to another decline in demand for our products in 2011. While there has been a modest increase in demand for our products in recent months since the end of 2011 resulting primarily from channel inventory replenishment, we cannot provide any assurance that this will lead to a sustained recovery in demand for our products or, even if demand for our products recovers, that the demand for our products will not decrease again in the future due to another such economic downturn which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the TFT-LCD industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display (which was recently spun off from Samsung Electronics), Samsung Mobile Display, InfoVision Optoelectronics, Hydis Technologies, AU Optronics, Chimei Innolux, Chunghwa Picture Tubes, HannStar Display, SVA-NEC, Beijing BOE Optronics Technology, Japan Display (which was recently created by integrating the LCD panel businesses of Hitachi and TMDisplay, as well as certain businesses of Sony Mobile Display), Sharp, Mitsubishi and Panasonic LCD. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

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

We and our competitors each seek to establish our own products as the industry standards. For example, in the growing large-sized television panel market, we currently manufacture primarily 32-inch, 37-inch, 42-inch, 47-inch and 55-inch television panels. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions. If our competitors’ panels become the standard market size, we may lose market share, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive edge with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Risks Relating to Our Company

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to emerging customer requirements and to develop new and differentiated products in anticipation of future demand. Any delay in our development of commercially successful products with reliable quality and advanced features that address our customers’ evolving needs may adversely affect our business.

Success of a new product also depends on other factors such as close cooperation with our customers to gain insights into their product needs and to understand general trends in the market. When developing new products, we often work with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce new products in a timely manner, which may have a material adverse effect on our financial situation.

We plan to continue to grow our operations to meet increasing demands for new applications in consumer electronics and other markets. Because these products, such as televisions and mobile devices, are expected to be marketed to a diverse group of end users with different specifications, functions and prices, we have developed differentiated sales and marketing strategies to promote our panels for these products. We cannot provide assurance that our growth strategy or our differentiated sales and marketing strategies for these panels will be successful.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

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

Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products. We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for eighteen months from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics, our largest shareholder, together accounted for 76.5% of our sales in 2009, 75.8% in 2010 and 70.9% in 2011. Our top five end-brand customers together accounted for 55.1% of our sales in 2009, 55.0% in 2010 and 53.6% in 2011. In 2011, only two end-brand customers, LG Electronics and Apple, contributed to 10% or more of our sales.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits.

In addition, we engage in related party transactions with LG Electronics, our largest shareholder, and its affiliates:

•

Sales to LG Electronics – sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 25.9%, 24.8% and 21.4% of our sales in 2009, 2010 and 2011, respectively.

•	Sales to LG International – sales to LG International Corp. and its subsidiaries on an aggregate basis amounted to 7.3%, 8.8% and 6.3% of our sales in 2009, 2010 and 2011, respectively.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. See “Item 7.B. Related Party Transactions” for a description of these related party transactions with LG Electronics and its affiliates. Our results of operations and financial condition could be affected by the overall performance of LG Electronics and its affiliates.

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

Our top ten end-brand customers together accounted for 76.5% of our sales in 2009, 75.8% in 2010 and 70.9% in 2011. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International and its subsidiaries. Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 65 days. Although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

Consolidation and other changes at our end-brand customers could cause sales of our products to decline.

Mergers, acquisitions, divestments or consolidations involving our end-brand customers can present risks to our business, as management at the new entity may change the way they do business, including their transactions with us, or may decide not to use us as one of their suppliers of TFT-LCD or other products. In addition, we cannot provide assurance that a combined entity resulting from a merger, acquisition or consolidation or a newly formed entity resulting from a divestment will continue to purchase TFT-LCD or other panels from us at the same level, if at all, as each entity purchased in the aggregate when they were separate companies or that a divested company will purchase panels from us at the same level, if at all, as prior to the divestment.

Our results of operations depend on our ability to keep pace with changes in technology.

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies. In particular, many TFT-LCD panel producers, including us, are currently focused on developing 3D televisions and other 3D products using the latest technology in order to gain a competitive advantage in this relatively new market for 3D products. In addition, the rapidly expanding mobile display market for smart devices such as smartphones and certain tablet personal computers has resulted in increased demand for display panels using new energy-efficient technologies that provide for greater resolutions, wider viewing angles, high light transmittance and stability of images even when used on a touchscreen device. We have introduced mobile display products based on Advanced High-Performance In-Plane Switching technology, or AH-IPS, which have helped us quickly secure a leading role in this market.

While the TFT-LCD technology undergoes continued innovation, we and our competitors are also developing new display technologies that depart from TFT-LCD technology, such as organic light-emitting diode, or OLED, electronic paper display and flexible display. In particular, we and some of our competitors have already commenced commercial production of OLED display products. We commenced mass production of OLED display panels in September 2011 and reached a monthly input capacity of 12,000 substrates by the end of 2011. In addition, with the recent unveiling of our 55-inch OLED television panel, we intend to deploy greater resources in expanding our OLED display panel fabrication capabilities with the aim of establishing an early competitive edge in the market. We expect to commence mass production of OLED panels primarily for use in televisions in the second half of 2012.

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

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and mobile and other application products with display devices. In particular, a substantial percentage of our sales is increasingly derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 54.7%, 55.2% and 47.7% of our total revenue in 2009, 2010 and 2011, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 17.8%, 17.3% and 21.1% of our total revenue in 2009, 2010 and 2011, respectively, those who use our panels in their desktop monitors, which accounted for 23.2%, 21.1% and 20.5% of our total revenue in 2009, 2010 and 2011, respectively, and those who use our panels in their mobile and other applications, which accounted for 4.1%, 6.2% and 10.4% of our total revenue in 2009, 2010 and 2011, respectively. Although our dependence on sales of television panels decreased in 2011, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on growth of the television industry. In addition, we will continue to be dependent on the growth of the personal computer industry, as well as the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, reduced revenues, lower average selling prices and/or reduced margins.

The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

New display technologies, such as OLED, electronic paper display and flexible display, which are at various stages of development by us and other display panel makers, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as smartphones, certain other types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we estimate that we will continue to incur significant capital expenditures for the enhancement of existing production facilities, including the construction of additional production lines, and the construction of new production facilities. In March 2011, we commenced mass production at P83, the second expansion to our eighth generation fabrication facility, P81. We are currently constructing P98, a new eighth generation panel fabrication facility located in our Paju Display Cluster in Paju, Korea. We expect mass production to commence at P98 in the second quarter of 2012. In addition, we are currently in the planning stages for the construction of an eighth-generation panel fabrication facility in Guangzhou, China, for which we received final approval from the Chinese government in November 2010. In January 2011, we signed a memorandum of understanding with Gumi City to extend administrative support for our plans to invest (Won)1.35 trillion and expand our production facilities over the next five years in Gumi, Korea.

In 2011, our total capital expenditure on a cash out basis amounted to approximately (Won)4.1 trillion. In 2012, we expect that our total capital expenditures on a cash out basis will amount to approximately (Won)4 trillion. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities or construct new production facilities as scheduled or at all. Our ability to obtain additional financing will depend upon a number of factors outside our control, including general economic, financial, competitive, regulatory and other considerations.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, the difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects, could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or derail our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

Our manufacturing processes are complex and periodic improvements to increase efficiency can expose us to potential disruptions in operations.

The manufacturing process for TFT-LCD and other display products is highly complex, requiring sophisticated and costly equipment that is periodically modified and updated to improve manufacturing yields and product performance, and reduce unit manufacturing costs. These updates expose us to the risk that from time to time production difficulties will arise that could cause delivery delays, reduced output or both. We cannot provide assurance that we will not experience manufacturing problems in achieving acceptable output, product delivery delays or both as a result of, among other factors, construction delays, difficulties in upgrading or modifying existing production lines or ramping up new plants, difficulties in changing manufacturing line technologies or delays in equipment deliveries, any of which could constrain our capacity and adversely affect our results of operations.

We may be unable to successfully execute our growth strategy or manage and sustain our growth on a timely basis, if at all, and, as a result, our business may be harmed.

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, with respect to our Korean facilities in recent years, we enhanced our capacity by commencing mass production at P81, our first eighth-generation fabrication facility, in March 2009, at P62, an expansion to our P61 fabrication facility, in April 2009, at P82, the first expansion to our P81 fabrication facility, in May 2010, and at P83, the second expansion to our P81 fabrication facility, in March 2011. In addition, we have continually made investments in our other facilities, including our low temperature polycrystalline silicon, or LTPS, fabrication facility. We are currently constructing P98, a new eighth-generation fabrication facility, and we expect to commence mass production at P98 in the second quarter of 2012. In January 2011, we signed a memorandum of understanding with Gumi City to extend administrative support for our plans to invest (Won)1.35 trillion and expand our production facilities over the next five years in Gumi, Korea. With respect to our overseas facilities in recent years, we commenced mass production at our module production plant in Wroclaw, Poland, in March 2007 and at our module production plant in Guangzhou, China, in December 2007. In addition, we are currently in the planning stages for the construction of an eighth-generation panel fabrication facility in Guangzhou, China, for which we received final approval from the Chinese government in November 2010. In March 2012, we commenced mass production at our module production plant in Reynosa, Mexico. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants, as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in next generation panel fabrication facilities or in the manufacturing capacity of existing facilities would impair our ability to effectively compete within the display panel industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of TFT-LCD panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including weak demand for our products or overcapacity in the industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. For example, partly due to weak demand, we reduced our TFT-LCD production from July 2008 to February 2009 and again starting from July 2010. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as backlight units, glass substrates, driver integrated circuits and polarizers used in our TFT-LCD products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the TFT-LCD industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the costs of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders which are generally placed by them one month in advance of delivery. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the costs of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

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

Earthquakes, tsunamis, floods and other natural calamities could materially adversely affect our business, results of operations or financial condition.

A number of suppliers of our raw materials, components and manufacturing equipment, as well as customers of our products, are located in Japan, which has suffered an earthquake and tsunami in March 2011 (which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake). We believe that the impact was not material to our financial condition or operating results as of and for the year ended December 31, 2011. However, there still remain some uncertainties such that the full extent and duration of the impact of the events in Japan may not be fully known and therefore it may be possible that we may in the future experience shortages or delays in the supply of raw materials, components or manufacturing equipment from our suppliers in Japan, or reduced demand for our products from our customers in Japan. If we experience such supply constraints or reduced demand for our products in Japan, our business, results of operations or financial condition could be adversely affected. Furthermore, in October 2011, there were massive floods in Thailand, which we understand may have adversely affected suppliers of certain components for some of our end customers, in particular, notebook computer manufacturers. We believe that the floods did not have a material impact on our operating results for the year ended December 31, 2011. However, if earthquakes, tsunamis, floods or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected.

Purchase orders from our customers, which are placed generally one month in advance of delivery, vary in volume from period to period, and we operate with a modest inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

Our major customers and their designated system integrators provide us with three- to six-month rolling forecasts of their product requirements. However, firm orders are not placed until one month before delivery when negotiations on purchase prices are also finalized. Firm orders may be less than anticipated based on these three- to six-month forecasts. Due to the cyclicality of the TFT-LCD industry, purchase order levels from our customers have varied from period to period. Although we typically operate with a two- to four-week inventory, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such volatility in order volumes. Our inability to respond quickly to changes in overall demand for TFT-LCD products as well as changes in product mix and specifications may result in lost revenue, which would adversely affect our results of operations.

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

We manage our inventory based on our customers’ and our own forecasts and typically operate with a two- to four-week inventory. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers one month after a firm order has been placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management.

Sanctions or judgments against us and other TFT-LCD panel producers for possible anti-competitive activities may have a direct and indirect material impact on our operations.

In December 2006, LG Display received notices of investigation by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission with respect to possible anti-competitive activities in the TFT-LCD industry. LG Display subsequently received similar notices from the Competition Bureau of Canada, the Secretariat of Economic Law of Brazil, the Taiwan Fair Trade Commission and the Federal Competition Commission of Mexico.

In November 2008, LG Display executed an agreement with the U.S. Department of Justice whereby LG Display and LG Display America pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of US$400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against LG Display and LG Display America and ordered the payment of US$400 million. The agreement resolved all federal criminal charges against LG Display and LG Display America in the United States in connection with this matter, provided that LG Display continues to cooperate with the U.S. Department of Justice in connection with the ongoing proceedings.

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. As of April 29, 2012, the European Union General Court has not ruled on LG Display’s application. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. As of April 29, 2012, no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. As of April 29, 2012, investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In December 2011, the Korea Fair Trade Commission imposed a fine of (Won)31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. As of April 29, 2012, the Seoul High Court has not ruled on LG Display’s appeal.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display, LG Display America and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against LG Display, alleging similar antitrust violations as alleged in the MDL Proceedings.

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In late April 2012, LG Display reached a settlement-in-principle with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which is subject to court approval and, in the case of the state attorneys general actions, subject to approval by their respective state governments. Once the settlement-in-principle is approved, only the Illinois, Mississippi, Oklahoma, Oregon, South Carolina and Washington attorneys general actions will remain pending. While the Oklahoma and Oregon attorneys general actions are pending in the MDL Proceedings, the Illinois and Washington attorneys general actions are pending in their respective state courts, and the Mississippi and South Carolina attorneys general actions are pending in federal courts in their respective districts.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In addition, in 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., Compucom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and Tweeter Newco, LLC,T-Mobile U.S.A., Inc., Tech Data Corporation and Tech Data Product Management, Inc. filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC and Rockwell Automation LLC filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred or are expected to be transferred to the MDL Proceedings for pretrial proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. LG Display is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In February 2007, LG Display and certain of its current and former officers and directors were named as defendants in a purported shareholder class action in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LG Display, reached an agreement in principle with the class plaintiffs to settle the action and, in March 2011, the district court granted final approval of the settlement.

In each of these ongoing matters, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have recognized provisions in 2011 with respect to those contingencies in which our management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2011 and may have a material adverse effect on our operating results or financial condition.

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

If we breach the financial or other covenants in our debt instruments, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant debtholders or repay the relevant debt.

Our results of operations are subject to exchange rate fluctuations.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Won and the U.S. dollar. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2011, 95.8% of our sales were denominated in U.S. dollars. During the same period, 74.5% of our purchases of raw materials were denominated in U.S. dollars and 24.3% in Japanese Yen. In addition, approximately 77% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2011, were denominated in Korean Won.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our operating profits and pre-tax income. From the second half of 2008 to the first half of 2010, the value of the Won relative to the U.S. dollar in particular fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” During this period, the value of the Won relative to the Japanese Yen has also fluctuated significantly. Although a depreciation of the Korean Won against the U.S. dollar or the Japanese Yen increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar or Japanese Yen terms, it also increases the cost of imported raw materials in Korean Won terms and our cost in Korean Won of servicing our foreign currency debt. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, including a sharp appreciation of the Korean Won against the U.S. dollar or the Japanese Yen, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

In December 2006, LG Display filed a complaint in the U.S. District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs and seeking, among other things, monetary damages for past infringement and an injunction against future infringement. In March 2007, AU Optronics filed a counter-claim against LG Display and its U.S. subsidiary, LG Display America, in the U.S. District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs, but the suit was transferred to the U.S. District Court for the District of Delaware in May 2007. In May 2007, Chi Mei Optoelectronics filed a counter-claim against LG Display and LG Display America for patent infringement in the U.S. District Court for the Eastern District of Texas, but the suit was transferred to the U.S. District Court for the District of Delaware in March 2008. The U.S. District Court for the District of Delaware bifurcated the trial between AU Optronics and Chi Mei Optoelectronics, holding the first trial against AU Optronics in June 2009.

Although LG Display had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. In February 2010, the U.S. District Court for the District of Delaware found that the four AU Optronics patents were valid and were infringed by LG Display and LG Display America, and in April 2010, the court further found that LG Display’s four patents were valid but were not infringed by AU Optronics. In October and November 2010, LG Display filed a motion for a new trial and to amend certain findings on the AU Optronics patents and LG Display’s patents, respectively. In September 2011, LG Display and AU Optronics filed a stipulation for dismissal of the case and amicably settled all claims and counterclaims as between the parties. The stay of the Chi Mei Optoelectronics case was lifted on January 31, 2012, and the parties filed a joint status report with the court on March 23, 2012. A trial date has been set for November 5, 2012.

In February 2007, Anvik Corporation filed a complaint in the U.S. District Court for the Southern District of New York against LG Display and LG Display America, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, LG Display and LG Display America and the other TFT-LCD manufacturing companies, dismissing the case on April 5, 2012. On April 6, 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

On February 7, 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement.

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

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We rely on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.

Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. In particular, our focus on leading the market in introducing new products and advanced manufacturing processes has meant that we must aggressively recruit research and development personnel and engineers with expertise in cutting-edge technologies.

We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, if at all. We also employ highly skilled line operators at our various production facilities.

The loss of the services of any of our key research and development and engineering personnel, senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on our operations.

The interests of LG Electronics, our largest shareholder, and any directors or officers nominated by it, may differ from or conflict with those of us or our other shareholders.

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

Various other conflicts of interest between LG Electronics and us may arise in the future in a number of areas relating to our business, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics of control over our management and affairs. See “Item 6.A. Directors and Senior Management” for a description of the composition of our current board of directors and senior management.

Labor unrest may disrupt our operations.

As of December 31, 2011, approximately 75% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted.

Our manufacturing processes generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. See “Item 4.B. Business Overview—Environmental Matters” for a description of the anti-pollution equipment that we have installed in our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards.

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

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Our largest shareholder, LG Electronics, currently owns approximately 37.9% of our voting stock. There is no assurance that LG Electronics will not sell all or a part of its ownership interest in us.

Any future sales by LG Electronics or any future issuance by us of a significant number of shares of our common stock in the public market, or the perception that any of these events may occur, could cause the market price of our common stock to decrease or to be lower than it might be in the absence of these events or perceptions.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. In the case of public companies, a shareholder must own, individually or collectively with other shareholders, at least 0.01% of our common stock for at least six consecutive months in order to file a derivative suit on our behalf. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Holders of our common stock or our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 27, 2012. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations generally stabilized in the second half of 2010 and into 2011, there has been increased volatility in the value of the Won in recent months reflecting the general volatility in the global financial markets. There is no guarantee that such levels of currency fluctuation will not occur again in the future. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered to a significant extent since 2008, there has been increased volatility and substantial declines in the KOSPI in recent months, particularly following the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and in light of the financial difficulties affecting many other governments worldwide, in particular Greece, Portugal, Spain, Italy and other countries in Europe. There is no guarantee that the stock prices of Korean companies will not decline again in the future. On April 27, 2012, the KOSPI closed at 1,975.35. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•

difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

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

•	financial problems or lack of progress in the restructuring of large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	the economic impact of the free trade agreements with the United States and the European Union and any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

the occurrence of severe earthquakes, tsunamis or other natural disasters in Korea or other parts of the world, particularly in trading partners (such as the March 2011 earthquake and tsunami in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake);

•	hostilities or political or social tensions involving oil producing countries in the Middle East or North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events.

In particular, since the death of the North Korean ruler, Kim Jong-il, in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although before his death, Kim Jong-il designated his third son, Kim Jong-eun, as his successor and also named him as the vice chairman of the Central Military Commission and a general of the North Korean army, the eventual outcome of such leadership transition remains uncertain. Furthermore, as only limited information is available outside of North Korea about Kim Jong-eun, who is reported to be in his late twenties, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

In addition, in recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution in June 2009 that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. In November 2010, North Korean forces reportedly fired more than one hundred artillery shells targeting Yeonpyeong Island located near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. Korea responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Korean government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

In February 2012, North Korea agreed with the United States to suspend its uranium enrichment activities, place a moratorium on nuclear and long-range missile tests and allow United Nations’ International Atomic Energy Agency inspectors to monitor activities at its main nuclear complex in exchange for food aid. However, in April 2012, North Korea failed in its attempt to launch a satellite using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the recent agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Reunification of Korea and North Korea could occur in the future. Reunification may entail a significant economic commitment by Korea. In a national address in August 2010, Korean President Lee Myung Bak suggested the possible adoption of a reunification tax in order to prepare for the long-term economic burden associated with reunification. Such discussions on reunification are very preliminary, and it has not been decided whether or when such tax would be implemented. If a reunification tax is implemented, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Korean economy. In addition, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations and the market value of our common stock.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

Under the Korean Foreign Exchange Transaction Law, if the Korean government deems that certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions as requiring Korean or foreign investors to obtain prior approval from the Minister of Strategy and Finance for the acquisition of Korean securities or the repatriation of interest, dividends or sales proceeds arising from disposition of such securities or other transactions involving foreign exchange. See “Item 10.D. Exchange Controls.”

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

We are a leading innovator of thin-film transistor liquid crystal display, or TFT-LCD, technology and other display panel technologies, including organic light-emitting display, or OLED, and flexible display products. We manufacture display panels based primarily on TFT-LCD technology in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors and various other applications, including mobile products. We are also expecting to commence mass production of OLED panels primarily for use in televisions in the second half of 2012.

The origin of our TFT-LCD business can be traced to the TFT-LCD research that began in 1987 at the Goldstar R&D Center, which was then part of LG Electronics, Inc. TFT-LCD research continued at the Anyang R&D Center, a research and development center established by LG Electronics in 1990 in Anyang, Korea, which was subsequently moved to our Paju Display Cluster in 2008, and which today continues to lead our technology innovation efforts. In 1993, the TFT-LCD business division was launched within LG Electronics, and in September 1995 mass production of TFT-LCD panels began at P1, its first fabrication facility, producing mainly TFT-LCD panels for notebook computers and other applications. In December 1997, LG Semicon Inc., a subsidiary of LG Electronics, began mass production at P2, producing mainly TFT-LCD panels for notebook computers.

We were incorporated in 1985 under the laws of the Republic of Korea under the original name of LG Soft, Ltd., a subsidiary of LG Electronics whose main business was the development and marketing of software. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related businesses to LG Soft, which, as part of the business transfer, changed its name to LG LCD Co., Ltd.

In July 1999, LG Electronics entered into a joint venture agreement with Koninklijke Philips Electronics N.V., pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in August 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL”. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. The shareholders’ agreement automatically terminated upon Philips Electronics’ sale of all of its remaining ownership interest in us in March 2009. See “Item 7.A. Major Shareholders” for a more detailed discussion of the shareholding structure and Philips Electronics’ change in ownership interest in us. Effective March 3, 2008, we changed our name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd.

In September 2010, due to renovation works at LG Twin Towers at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Korea, where our principal executive offices were previously located, we temporarily moved our principal executive offices to 65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, Korea. In December 2011, renovation works at LG Twin Towers were completed and we moved our principal executive offices back to the LG Twin Towers. Currently, our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721 (telephone number +82-2-3777-0978).

We have continued to develop our manufacturing process technologies and expand our production facilities. Each of our new fabrication facilities, or fabs, has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-sized panels, in March 2009, we commenced mass production at P81, which is optimized to produce 32-inch, 47-inch and 55-inch display panels for televisions and 23-inch display panels for desktop monitors. In April 2009, we commenced mass production at P62, an expansion to P61, which is optimized to produce 15.6-inch display panels for notebook computers and 18.5-inch and 20-inch display panels for desktop monitors. In May 2010, we commenced mass production at P82, our first expansion to P81, which is optimized to produce 32-inch, 47-inch and 55-inch display panels for televisions and 20-inch and 21.5-inch display panels for desktop monitors. In March 2011, we commenced mass production at P83, our second expansion to P81, which is optimized to produce 32-inch, 47-inch and 55-inch display panels for televisions. For a description of cash outflows relating to our capital expenditures in the past three fiscal years, see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

We are currently constructing P98, our new eighth-generation panel fabrication facility. P98 is expected to commence mass production in the second quarter of 2012 and will be optimized to produce certain notebook computer panels and desktop monitor panels. In addition, we are currently in the planning stages for the construction of an eighth-generation panel fabrication facility in Guangzhou, China, for which we received final approval from the Chinese government in November 2010. See “Item 3.D. Risk Factors—Risks Relating to Our Company—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.”

With respect to our assembly facilities, from 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea. In March 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In December 2007, we commenced mass production at our module production plant in Guangzhou, China, our second such module production site in China. In addition, in March 2012, we commenced mass production at our module production plant in Reynosa, Mexico. We anticipate that our overseas plants will help to better serve our customers, especially our European, Chinese and North American customers, and further expand our global production capabilities.

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers and desktop monitors, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for other application products, such as mobile phones, including certain types of mobile phones commonly referred to as “smartphones”, certain types of tablet personal computers, including those commonly referred to as “smartbooks”, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. In 2011, we sold a total of 194.7 million TFT-LCD panels that are nine inches or larger. According to DisplaySearch, we had a global market share for display panels of nine inches or larger of approximately 28% based on sales revenue in 2011.

In addition to TFT-LCD panels, we also manufacture OLEDs and flexible displays. In January 2008, as part of our plan to pursue commercialization of OLED technology, we acquired LG Electronics’ active matrix OLED, or AMOLED, business by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. OLED is a next-generation flat panel display technology that enables the display of images of fast moving objects that are much clearer than what is possible using conventional technology. In December 2009, we launched our Mobile/OLED Business Division in anticipation of future growth of the OLED business. In September 2011, we commenced mass production of OLED display panels at our 4.5-generation production lines and reached a monthly input capacity of 12,000 substrates by the end of 2011. In December 2011, we developed a 55-inch OLED panel display, which was unveiled at the Consumer Electronics Show in Las Vegas in January 2012. We expect to commence mass production of OLED panels primarily for use in televisions in the second half of 2012.

We currently operate a total of twelve panel fabrication facilities, including expansions to certain facilities, located in our Display Clusters in Gumi and Paju, Korea. We also currently operate module facilities located in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju), Poland (Wroclaw) and Mexico (Reynosa). For a full description of our current facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers and desktop monitors. In 2011, for example, our display panels were included in products sold by LG Electronics, Apple, Toshiba, Dell, Hewlett-Packard, Philips Electronics, among others. For a description of our sales to LG Electronics, our largest shareholder, see “Item 7.B. Related Party Transactions.”

At the direction of our end-brand customers, we typically ship our display panels to their original equipment manufacturers, known as “system integrators,” who use our display panels in products they assemble on a contract basis for our end-brand customers. Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. For a description of our sales arrangements with LG International, see “Item 7.B. Related Party Transactions.”

Our sales were (Won)20,038 billion in 2009, (Won)25,512 billion in 2010 and (Won)24,291 billion (US$20,968 million) in 2011.

Technology Description

TFT-LCD Technology

A TFT-LCD panel consists of two thin glass substrates and polarizer films between which a layer of liquid crystals is deposited and behind which a light source called a backlight unit is mounted. The front glass substrate is fitted with a color filter, while the back glass substrate, also called a TFT array, has a thin film of transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels to form a picture element, or pixel. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the front glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel.

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

IPS Technology

In-Plane Switching, or IPS, is a liquid crystal switching technology that was developed to address commonly faced problems with TFT-LCD panels that utilized other liquid crystal technologies, namely narrow viewing angles, inconsistent picture uniformity and slow response times. Unlike other liquid crystal technologies where the liquid crystals are aligned vertically or at an angle in relation to the glass substrate, with IPS technology, the liquid crystals are aligned horizontally in parallel to the glass substrate, which allows for wider viewing angles, greater picture uniformity and faster response times. Our TFT-LCD display panels, including our TFT-LCD television panels, utilize IPS technology.

Advanced High Performance IPS, or AH-IPS, is our next-generation IPS technology that integrates ultra-fine pitch technology and high transmittance technology, which allows for ultra-high resolution imagery, increased luminance and greater energy efficiency. For example, at the end of 2011, we were able to produce AH-IPS panels with a resolution of 326 pixels-per-inch. AH-IPS is currently utilized mostly in our smartphone panels and other mobile display products and certain of our tablet personal computer panels.

Film-Type Patterned Retarder 3D Technology

Film-Type Patterned Retarder 3D, or FPR 3D, technology is utilized in display panels to display three-dimensional imagery when viewed with polarized glasses. A patterned retarder film polarizes images projected by the display panel into left and right images, which are then received by the respective side of the polarized glasses worn by the viewer to create a 3D effect. As both the right and left images are received simultaneously by the polarized glasses, there is no flicker effect commonly associated with display panels utilizing shutterglass technology, which projects left and right images in alternative succession. Since 3D television sets using our FPR 3D television panel products were first introduced to the market in March 2011, television sets using FPR 3D technology rapidly increased their market share. According to DisplaySearch, television sets using FPR 3D technology accounted for 37.6% of the global 3D television market in 2011.

OLED Technology

An OLED panel consists of a thin film of organic material encased between two conductors. When a current is applied, light is emitted directly from the organic material. Because a separate backlight is not needed, OLED panels can be lighter, thinner and more energy efficient compared to TFT-LCD panels, which require a separate backlight. In addition, images projected on OLED panels have higher contrast ratios and more realistic color reproduction compared to images projected on TFT-LCD panels. We commenced mass production of OLED displays for mobile and other applications in September 2011.

Our large-sized OLED display products, including the recently unveiled 55-inch OLED television panel which we expect to commence mass producing in 2012, are produced using OLED technologies and processes that are different from the ones we use for our smaller-sized OLED display products. Our large-sized OLED display products, which employs Oxide TFT technology, are produced using the existing TFT process to deposit white OLEDs as compared to our smaller-sized OLED display products which utilize the LTPS process to deposit RGB OLEDs. We were the first company in the display industry to successfully adopt Oxide TFT technology in large-sized OLED display products, which has been a key factor in reducing the costs of manufacturing large-sized OLED panels in large quantities. Because the manufacturing process of Oxide TFT-based OLED display panels are similar to the process used to manufacture TFT-LCD panels, we are able to use our existing TFT-based fabrication lines with relatively little modification to mass produce large-sized OLED panels. Our OLED display products are produced at fabrication facilities in our Paju Display Cluster.

Products

We manufacture primarily TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which typically utilize large-sized display panels ranging from 15 inches to 84 inches in size, including full high-definition television panels;

•	Notebook computers, which typically utilize display panels ranging from 7 inches to 20.1 inches in size;

•	Desktop monitors, which typically utilize large-sized display panels ranging from 15 inches to 30 inches in size; and

•

Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones, certain types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.

Unless otherwise specified, when we refer to panels in this annual report, we mean assembled cells with added components, such as driver integrated circuits and backlight units.

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

In addition to manufacturing and selling display panels, we also manufacture and sell television sets and desktop monitors through our joint venture companies. See “—Joint Ventures.”

Televisions

Our television display panels range from 15 inches to 84 inches in size. We began mass production of television display panels in 2001. Television display panels constitute our largest product category in terms of revenue. Our sales of display panels for televisions were (Won)10,965 billion, or 54.7% of our total revenue, in 2009, (Won)14,079 billion, or 55.2% of our total revenue, in 2010 and (Won)11,579 billion (US$9,995 million), or 47.7% of our total revenue, in 2011.

Our product portfolio includes panels of various sizes such as 17-inch, 19-inch, 20-inch, 22-inch, 26-inch, 32-inch, 37-inch, 42-inch, 47-inch, 55-inch, 72-inch and 84-inch display panels. Currently, 32-inch, 37-inch, 42-inch, 47-inch and 55-inch display panels comprise our principal products in this category in terms of sales revenue. In particular, a substantial portion of our larger panels shipped in 2011 were equipped with FPR 3D technology.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers, which include display panels for certain types of tablet personal computers, range from 7 inches to 20.1 inches in size in a variety of display formats. Revenue from sales of our display panels for notebook computers were (Won)3,568 billion, or 17.8% of our total revenue, in 2009, (Won)4,424 billion, or 17.3% of our total revenue, in 2010 and (Won)5,120 billion (US$4,420 million), or 21.1% of our total revenue, in 2011.

In 2010, notebook computer display panels comprised our third largest product category in terms of sales revenue, but in 2011, due in large extent to a significant increase in demand for tablet personal computer displays that are included in this category, it surpassed desktop monitor display panels and became our second largest product category. Our principal products in terms of sales revenue in this category were 15.4-inch and 15.6-inch display panels in 2009, 15.6-inch and 9.7-inch display panels in 2010 and 9.7-inch and 15.6-inch display panels in 2011. In particular, there was strong demand for our panels employing AH-IPS technology, such as our 9.7-inch panels. In addition, we have experienced growing demand for our hinge-up display panels, also known as Shuriken displays, which are optimized for use in ultrabooks, Intel’s new ultra-slim notebook platform.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30 inches in size in a variety of display resolutions and formats. We began mass production of desktop monitor display panels in 1999. Revenue from sales of our display panels for desktop monitors were (Won)4,640 billion, or 23.2% of our total revenue, in 2009, (Won)5,390 billion, or 21.1% of our total revenue, in 2010 and (Won)4,975 billion (US$4,294 million), or 20.5% of our total revenue, in 2011.

Desktop monitor display panels constitute our third largest product category in terms of sales revenue. In recent years, consumer demand for larger panels for desktop monitors has steadily grown. Our principal products in terms of sales revenue in this category were 18.5-inch and 19-inch display panels in 2009, 19-inch and 21.5-inch display panels in 2010 and 21.5-inch and 23-inch display panels in 2011.

Mobile and Other Applications

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones, certain types of tablet personal computers that are not included in the notebook computer category and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. TFT-LCD panels that are nine inches and smaller are referred to as small and medium-sized panels, with those smaller than four inches being considered small-sized panels. In 2011, sales of small-sized panels constituted a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

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

Revenue from sales of our display panels for mobile and other applications were (Won)816 billion, or 4.1% of our total revenue, in 2009, (Won)1,575 billion, or 6.2% of our total revenue, in 2010 and (Won)2,540 billion (US$2,192 million), or 10.4% of our total revenue, in 2011.

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors and mobile and other applications sold by our global end-brand customers. In 2011, our top ten end-brand customers included LG Electronics, Apple, Hewlett-Packard, Toshiba, Dell, Philips Electronics, Skyworth, TPV, Sony Electronics and Acer. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are negotiated based on then-prevailing market prices as adjusted for LG Electronics’ requirements, including volume and specifications. See “Item 7.B. Related Party Transactions” for further description of our sales to LG Electronics.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder, together accounted for 76.5% of our sales in 2009, 75.8% for 2010 and 70.9% for 2011, respectively. Our top five end-brand customers together accounted for 55.1% in 2009, 55.0% in 2010 and 53.6% for 2011. In 2011, only two end-brand customers, LG Electronics and Apple, contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2011:

Televisions	Computer Products		Mobile and Other Applications
	Notebook Computers	Desktop Monitors
LG Electronics	Apple	Apple	Apple
Philips Electronics	Hewlett-Packard	LG Electronics	LG Electronics
Skyworth	Dell	Dell	Barnes & Noble
Toshiba	Toshiba	Hewlett-Packard	Amazon
Suzhou Raken	Acer	TPV	Truly Semiconductors

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted 23.5% of our sales in 2009, 24.2% in 2010 and 29.1% in 2011, respectively.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2009			2010			2011
	Sales		%	Sales		%	Sales		Sales(2)%
	(in billions of Won and millions of US$, except for percentages)
Korea	(Won)	1,205	6.0%	(Won)	1,705	6.7%	(Won)	1,964	US$	1,695	8.1%
China		10,504	52.5		14,077	55.1		14,293		12,338	58.8
Europe		3,751	18.7		4,125	16.2		3,526		3,044	14.5
Americas		2,491	12.4		2,853	11.2		2,217		1,914	9.1
Asia (excluding China)		2,086	10.4		2,746	10.8		2,248		1,940	9.3
Others		1	0.0		6	0.0		43		37	0.2

Total(1)	(Won)	20,038	100.0%	(Won)	25,512	100.0%	(Won)	24,291	US$	20,968	100.0%

(1)	Figures provided in this table include our revenue attributable to royalty and others.
(2)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to US$1.00, the noon buying rate in effect on December 30, 2011 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2011, our sales and marketing force employed a total of approximately 1,633 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a portion of our products to LG International Japan, Ltd. and LG International (HK) Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to 6.3% in 2011. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

We may establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of solely utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. For example, in January 2009, we established a sales subsidiary in Singapore to replace LG International Singapore Ltd. in conducting sales to system integrators located in Singapore. We may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

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

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 65 days. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements and accounts receivable insurance programs, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

Competition

The display panel industry is highly competitive. Due to the capital intensive nature of the display panel industry and the high production volumes required to achieve economies of scale, the international market for display devices is characterized by significant barriers to entry, but the competition among the relatively small number of major producers is intense. In the case of TFT-LCD panel manufacturers, currently almost all of them are located in Asia, and we compete principally with manufacturers from Korea, Taiwan, China and Japan.

The principal elements of competition for customers in the display panel market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Display (which was recently spun off from Samsung Electronics), Samsung Mobile Display and Hydis Technologies in Korea;

•	AU Optronics, Chimei Innolux, Chunghwa Picture Tubes and HannStar Display in Taiwan;

•

Japan Display (which was recently created by integrating LCD panel businesses of Hitachi and TMDisplay, as well as certain businesses of Sony Mobile Display), Sharp, Mitsubishi and Panasonic LCD in Japan; and

•	SVA-NEC, InfoVision Optoelectronics and Beijing BOE Optronics Technology in China.

According to DisplaySearch, in 2011, Korean display panel manufacturers had a market share of 54% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 33% and Japanese manufacturers had 10%. Our market share of the 9-inch or larger panel market based on revenue was approximately 28%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 71.3% of our cost of sales in 2009, 71.9% in 2010 and 69.2% in 2011. The key components and raw materials of our TFT-LCD products include backlight units, glass substrates, driver integrated circuits, polarizers, color filters and liquid crystal materials. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

In January 2008, we entered into a purchase agreement with HannStar, pursuant to which HannStar agreed to supply us, on a monthly basis, with TFT-LCD modules and cells to be used in our TFT-LCD products. The agreement has a term of three years but will be automatically renewed unless either party provides the other with prior notice to terminate. We pay the purchase price for the modules and cells on a delivery basis. In addition, in February 2008, we purchased 180 million shares of non-voting mandatorily redeemable convertible preferred shares of HannStar for a purchase price of (Won)96 billion. In January 2011, we exercised our put option and converted all of the preferred shares of HannStar into common shares of HannStar at a ratio of one-to-one, and we received (Won)124 billion, which was classified as receivables. As of March 31, 2012, we held a 0.04% equity interest in HannStar.

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

We maintain a strategic relationship with many of our material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. For example, in May 2009, we invested (Won)12 billion in Wooree LED Co., Ltd., an LED packaging company, in return for approximately 29.6% of its then outstanding common stock. In November 2009, we purchased NT$400 million (including NT$188 million purchased by our subsidiary, LG Display Taiwan) in convertible bonds from Everlight Electronics Co., Ltd. Everlight Electronics is an LED packaging company based in Taiwan. In January 2010, we invested US$10.8 million in Can Yang Investment Limited, a company that manufactures LED chips, in return for approximately 18.0% of its then outstanding equity interests.

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

Equipment, Suppliers and Third Party Processors

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We maintain strategic relationships with many equipment manufacturers as part of our efforts to ensure quality while reducing costs. For example, in September 2010, we invested (Won)10 billion in YAS Co., Ltd., a developer and manufacturer of OLED deposition equipment, in return for approximately 20.0% of its then outstanding common stock. In April and June 2011, we invested a total of (Won)30 billion in return for an aggregate 23.0% of the then outstanding equity interests of Narae Nanotech Corporation, a Korean equipment manufacturer that supplies us with coaters.

Historically, we have relied on overseas vendors for equipment purchases, but in recent years, we have intentionally diversified and localized our equipment purchases by substituting a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2011, approximately 77% of our equipment for our facilities in Korea was purchased from local vendors on an invoiced basis. We plan to maintain this localization effort as part of our sourcing diversification and cost reduction strategy. A large majority of the equipment purchased from overseas vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

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

In addition, we outsource certain manufacturing processes to third party processers from time to time to supplement our processing capacity, and in certain cases, we maintain strategic relationships with such third party processors. For example, in December 2011, we invested approximately (Won)11 billion in AVATEC Co., Ltd., a third party processor that etches glass substrates, in return for 20.3% of its then outstanding common stock.

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

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, for up to (Won)2.4 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to (Won)434 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our overseas manufacturing subsidiaries in Nanjing, Guangzhou, Xiamen, Fujian, Dongguan, Kunshan and Yantai, China, Wroclaw, Poland, and Reynosa, Mexico, also carry property insurance, business interruption insurance and commercial general liability insurance

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water and equipment for the recycling of treated waste water in our facilities in Korea. In addition, as a member of the World LCD Industry Cooperation Committee, or WLICC, a TFT-LCD industry organization focusing on environmental issues, we have voluntarily agreed to reduce emission of greenhouse gases, such as nitrogen trifluoride, or NF3, and sulfur hexafluoride, or SF6, gases, by developing and adopting cost-effective abatement technologies and systems and increasing the number of abatement systems installed in our facilities.

We installed NF3 abatement systems at all of our production lines when the production facilities were being constructed. In April 2005, we voluntarily installed SF6 abatement systems in P1, and in December 2009 and January 2012, we installed SF6 abatement systems in P61 and P7, respectively, as part of the implementation of Clean Development Mechanism, or CDM, projects under the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which allows participants in CDM projects to earn certified emission reduction, or CER, credits for meeting certain reduction targets under the Kyoto Protocol. We manage our CDM projects jointly with LG International. Pursuant to the terms of our arrangement with LG International relating to our CDM projects, LG International provides the funds necessary for the procurement, installation and operation of SF6 abatement systems in our facilities and, in return, LG International is allocated all CER credits earned through the CDM projects, which it can then sell in the CER credit markets. We are entitled to a portion of the proceeds from such sales that exceed certain agreed levels. In July 2010, we became the first TFT-LCD manufacturer in the world to obtain validation from the CDM Executive Board with respect to our CDM project for SF6 decomposition. TÜV-SÜD, which is certified as a designated operational entity for CDM projects by the CDM Executive Board, verified our reductions in emissions during the period from August 2010 to December 2010, based on which UNFCCC issued to us CERs in the amount of 343,971 tonnes of CO2 equivalent, which were allocated to LG International. All of these CER credits were subsequently sold to a third party purchaser in December 2011.

Under the Framework Act on Low Carbon, Green Growth, the Korean government designated us in September 2010 as one of the companies that will be subject to greenhouse gas emission and energy consumption targets. Our greenhouse gas emission and energy usage statements for the years 2007 through 2010, which was verified by DNV Certification Co., Ltd., a government-designated third party certification agency, was submitted to the Korean government in May 2011. In September 2011, we received greenhouse gas emission and energy consumption targets, and we submitted our emission and energy reduction plan for 2012 to the Korean government at the end of 2011. We will submit greenhouse gas emission and energy usage statements for 2011 to the Korean government after certification by LRQ Certification Co., Ltd, a government-designated third party certification agency.

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

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances, or RoHS, Directive 2002/95/EC, which took effect on July 1, 2006 in the European Union and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, including the European Union RoHS. Moreover, we participated in reforming IEC 62321, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted to the International Electrotechnical Commission in June 2010.

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P61 since 2008. In addition, we currently have ISO 14001 certifications with respect to the environmental record for P1 through P83 facilities, our Gumi and Paju module production plants, as well as our module production plants in Nanjing and Guangzhou, China. Furthermore, we have received KS 7001 and 7002 certifications from the Korean Standards Service Network for our Green Management System for P1 through P83 facilities and our Gumi and Paju module production plants.

Joint Ventures

We consider joint ventures an important part of our business, both operationally and strategically. We have used joint ventures to enter into new geographic markets, in particular China, to gain new customers and/or strengthen positions with existing customers and to procure certain components and raw materials. When entering new geographic markets where we do not have substantial local experience and infrastructure, teaming up with a local partner can reduce capital investment by leveraging the pre-existing infrastructure of local partners. In addition, local partners in these markets can provide knowledge and insight into local customs and practices and access to local suppliers of raw materials and components. All of these advantages can reduce the risk, and thereby enhance the prospects for the success, of an entry into a new geographic market. If the partner of the joint venture already has an established customer base, it can also be an effective means to acquire such new customers. Joint venture arrangements also allow us to access technology we would otherwise have to develop independently, thereby reducing the time and cost of development. They can also provide the opportunity to create synergies and applications of technology that would not otherwise be possible.

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

•

In December 2009, we and certain of our affiliates established a joint venture company, Global OLED Technology LLC, which acquired the OLED business of Kodak in an asset transaction. We invested (Won)72.3 billion in return for a 49.0% equity interest in the joint venture company. In June 2010, we sold (Won)19.0 billion worth of our equity interest in the joint venture company, which reduced our equity interest to 32.7%.

•

In June 2010, we entered into a joint venture agreement with Iriver Ltd. to establish L&I Electronic Technology (Dongguan) Ltd. in Dongguan, China. We invested US$2.6 million in return for a 51.0% equity interest in the joint venture company. L&I Electronic Technology specializes in e-book manufacturing.

•

In August 2010, we entered into a joint venture agreement with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd., to establish Eralite Optoelectronics (Jiangsu) Co., Ltd. We invested US$4 million in return for a 20.0% equity interest in the joint venture company. Eralite Optoelectronics specializes in LED packaging and manufacturing.

•

In November 2010, we entered into a joint venture agreement with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51.0% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd. LUCOM Display Technology specializes in notebook borderless hinge-up display manufacturing.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2011:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG Display America, Inc.(1)	Sales	U.S.A.	September 1999	US$	185,000,000	100%	100%

LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%

LG Display Nanjing Co., Ltd.(2)	Manufacturing and sales	China	July 2002	RMB	2,552,191,315	100%	100%

LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	410,327,700	80%	80%

LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	895,904,754	90%	90%

LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%

LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%

LG Display Yantai Co., Ltd	Manufacturing and sales	China	April 2010	RMB	273,048,000	100%	100%

L&T Display Technology (Xiamen) Ltd.	Manufacturing and sales	China	January 2010	RMB	41,785,824	51%	51%

L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%

L&I Electronic Technology (Dongguan) Ltd.	Manufacturing and sales	China	September 2010	RMB	17,062,560	51%	51%

Image & Materials, Inc.(3)	Manufacturing and sales	Korea	May 2006	(Won)	40,999,919,576	100%	100%

LUCOM Display Technology (Kunshan) Ltd.(4)	Manufacturing and sales	China	December 2010	RMB	50,353,677	51%	51%

LG Display USA Inc.	Manufacturing and sales	U.S.A.	October 2011	US$	10,920,000	100%	100%

LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	November 2011	MXN	111,998,058	100%	100%

(1)	In June 2011, we made an additional investment of US$80 million in LG Display America, Inc.
(2)	In July 2010, LG Electronics (Nanjing) Plasma was acquired by, and merged into, LG Display Nanjing Co., Ltd. In January and June 2011, we made additional investments of RMB 84 million and RMB 214 million in LG Display Nanjing Co., Ltd, respectively.
(3)	In November 2010, we acquired a 100% equity interest in Image & Materials, Inc., a company that develops and manufactures e-book deposition equipment components, at a purchase price of (Won)35 billion. In each of June 2011 and September 2011, respectively, we invested an additional (Won)3.0 billion in Image & Materials, Inc.
(4)	In February and April 2011, we made additional investments of RMB 20 million and RMB 15 million in LUCOM Display Technology (Kunshan) Ltd, respectively.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

We currently operate a total of twelve panel fabrication facilities, including expansions to certain facilities (P1 through P83, located in our Display Clusters in Gumi and Paju, Korea and AP2, located in our Paju Display Cluster). Recent expansions that are currently in operation include P61, an expansion to our P6 fabrication facility, that commenced mass production in April 2009 and P82 and P83, expansions to our P8 fabrication facility, that commenced mass production in May 2010 and March 2011, respectively. Our AP2 facility, where we manufacture display panels using LTPS technology, began mass production in July 2010. We also currently operate module facilities located in China (Nanjing, Guanzhou and Yantai), Korea (Gumi and Paju), Poland (Wroclaw) and Mexico (Reynosa).

The following table sets forth the size, primary use and capacity of our fabrication facilities and the size of our research and development facility and assembly facilities.

Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2011 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370 x 470 September 1995	42,000	3.47”, 2.6”, 10.4”

P2	3.5	71,149	590 x 670 December 1997	84,000	7.0”, 4.3”, 3.2”

P3	4	71,149	680 x 880 July 2000	111,000	9.7”, 7.0”, 2.4”

P4	5	93,278	1,000 x 1,200 March 2002	147,000	14.0”, 13.3”, 17.3”

P5	5	93,278	1,100 x 1,250 May 2003	166,000	24.0”, 13.3”, 15.6”

P61	6	288,602	1,500 x 1,850 August 2004	190,000	21.5”, 37.0”, 9.7”

P7	7	310,136	1,950 x 2,250 January 2006	196,000	42.0”, 27.0”, 19.0”

P81	8	172,083	2,200 x 2,500 March 2009	116,000	55.0”, 32.0”, 23.0”

P62	6	101,607	1,500 x 1,850 April 2009	63,000	15.6”, 20.0”, 18.5”

P82	8	172,083	2200 x 2500 May 2010	133,000	32.0”

P83	8	78,536	2,200 x 2,500 March 2011	64,000	32.0”, 47.0”

AP2	4	86,042	730 x 920 July 2010	68,000	LTPS panels and backplanes for AMOLED

R&D Center		69,857

Gumi assembly facility		163,405	January 1995

Nanjing assembly facility		171,068	May 2003

Paju assembly facility		223,664	November 2005

Wroclaw assembly facility		106,928	March 2007

Guangzhou assembly facility		32,948	December 2007

Yantai assembly facility		78,285	June 2010

Reynosa assembly facility		76,129	March 2012

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the TFT-LCD industry. There has been no consensus in the TFT-LCD industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	360 x 465	550 x 650	680 x 880	1,000 x 1,200	1,500 x 1,800	1,870 x 2,200	2,200 x 2,500
	370 x 470	590 x 670	730 x 920	1,100 x 1,250	1,500 x 1,850	1,950 x 2,250
	400 x 500	600 x 720		1,100 x 1,300
		620 x 750		1,200 x 1,300
650 x 830
LG Display
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P61					1,500 x 1,850
P7						1,950 x 2,250
P81							2,200 x 2,500
P62					1,500 x 1,850
P82							2,200 x 2,500
P83							2,200 x 2,500
AP2			730 x 920

(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 and AP2 have the capacity to process both TFT and color filter substrates.

Expansion Projects

We are currently constructing P98, our new eighth generation fabrication facility, and we expect mass production to commence at P98 in the second quarter of 2012. We are currently in the planning stages for the construction of an eighth-generation panel fabrication facility in Guangzhou, China, for which we received final approval from the Chinese government in November 2010. In addition, in January 2011, we signed a memorandum of understanding with Gumi City to extend administrative support for our plans to invest (Won)1.35 trillion and expand our production facilities over the next five years in Gumi, Korea.

We expect that our total capital expenditures on a cash out basis to be approximately (Won)4 trillion in 2012. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

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

Market Conditions

The industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Over the past decade, our industry has grown significantly as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based displays for TFT-LCD panels. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 44 million units in 2001 to 703 million units in 2011. Market revenue grew from US$11 billion to US$74 billion during the same period, showing a compounded annual growth rate of 21%, according to the same source.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers have increased display area fabrication capacity rapidly. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD panels in some past periods, most recently in 2010. According to DisplaySearch, the average selling price of TFT-LCD panels that are nine inches or larger, increased by approximately 6% from US$122 in 2009 to US$129 in 2010, primarily as a result of an increase in sales of large-sized television panels despite the increase in production capacity of TFT-LCD manufacturers which resulted in an increased supply of TFT-LCD panels in 2010. In 2011, however, the industry saw a general decrease in the average selling price of TFT-LCD panels that are nine inches or larger due to, among other reasons, overcapacity in the industry and depressed consumer demand due to continued difficulties in the global economy, increased consumer demand for tablet personal computers, which use smaller TFT-LCD panels relative to other TFT-LCD products and which therefore command lower average selling prices, as well as further advancement along the technology lifecycle that tends to erode premiums. According to DisplaySearch, the average selling price of TFT-LCD panels that are nine inches or larger decreased by approximately 16% from US$129 in 2010 to US$106 in 2011, primarily as a result of excess supply in the industry.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels, including small panels for applications other than computers or televisions, can fluctuate significantly. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 5.6% from (Won)148,246 per panel in 2009 to (Won)140,017 in 2010 and further decreased by 20.2% to (Won)111,775 (US$96) in 2011.

As discussed further under “—Operating Results”, the sharp decrease in the average selling price of our products in 2011 compared to 2010 was primarily caused by the increased downward pressure affecting TFT-LCD products generally, which in turn resulted from overcapacity in the industry relative to the demand for such products, which was negatively impacted by the global economic difficulties in 2011. In addition, the proportion of smaller-sized TFT-LCD panels in our product mix increased in 2011 compared to 2010, due in part to an increase in unit sales of display panels for tablet personal computers and mobile devices, which use smaller-sized TFT-LCD panels relative to large-sized TFT-LCD products such as large-sized television panels and therefore command lower average selling prices, and a decrease in unit sales of large-sized television panels in 2011 compared to 2010. The appreciation of the Korean Won against the U.S. dollar in 2011 compared to 2010 also contributed to the decrease in our average selling prices in 2011 compared to 2010 because the appreciation of the Korean Won tends to reduce the selling prices in Korean Won terms. Furthermore, given where we are in the technology cycle of some of the TFT-LCD technologies, we have experienced greater erosions in the premiums of some of our products based on such TFT-LCD technologies, which were not sufficiently offset by the higher premiums generated by our display products based on newer technologies.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. For example, in the face of industry-wide overcapacity, we have tried to carefully balance the need to scale back our production by lowering the utilization rate of some of our facilities with respect to certain products, while carefully selecting and pursuing areas of expansion in anticipation of future growth with respect to certain other products. In July 2010, we started to scale back our production by lowering our utilization rates in response to industry-wide overcapacity issues. Since the end of 2011, there has been a modest increase in industry-wide demand for display products, resulting primarily from channel inventory replenishment, in response to which we have been adjusting our utilization rates to meet the increase in demand. However, we cannot provide any assurance that the recent increase in demand reflects any improvement in general market conditions for display panels or that it can be sustained. While we continue to monitor market conditions and adjust our production levels, we have also been proceeding with the construction of new fabrication facilities and expansions to existing facilities that are important to our growth strategy. For example, P83, the second expansion to our P8 fabrication facility, started mass production in March 2011, and we are currently proceeding with the construction of P98, our new eighth-generation fabrication facility, which is expected to commence mass production in the second quarter of 2012. We are currently in the planning stages for the construction of an eighth-generation panel fabrication facility in Guangzhou, China, for which we received final approval from the Chinese government in November 2010. In addition, in January 2011, we signed a memorandum of understanding with Gumi City to extend administrative support for our plans to invest (Won)1.35 trillion and expand our production facilities over the next five years in Gumi, Korea.

In addition, we are vigorously pursuing our strategy to develop differentiated products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have recently allocated greater amounts of our resources to the development and production of FPR 3D television panels, public display panels, display panels utilizing AH-IPS technology for various tablet personal computers, smartphones and other applications and hinge-up display products for notebook computers. In addition, with the recent unveiling of our 55-inch OLED television panel, we intend to deploy greater resources into OLED display panels to establish an early competitive edge in the market. We expect to commence mass production of OLED panels primarily for use in televisions in the second half of 2012.

Another key aspect of our strategy is to foster close cooperation with our customers and build on our strategic relationships with many of our key suppliers. Success of a new product depends on, among other things, working closely with our customers to gain insights into their product needs and to understand general trends in the market. At the same, we often work with our equipment suppliers to design equipment that can enhance the efficiency of our production processes for such new products.

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

Fabrication Facility	Mass Production Commencement	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Year-end Input Capacity(1)
				2009	2010	2011
				(in input substrates per month)(2)
P1	September 1995	370x470	30,000	77,000	60,000	42,000
P2	December 1997	590x670	60,000	108,000	90,000	84,000
P3	July 2000	680x880	60,000	138,000	122,000	111,000
P4	March 2002	1,000x1,200	60,000	160,000	154,000	147,000
P5	May 2003	1,100x1,250	60,000	182,000	175,000	166,000
P61	August 2004	1,500x1,850	90,000	205,000	205,000	190,000
P7	January 2006	1,950x2,250	90,000	200,000	200,000	196,000
P81	March 2009	2,200x2,500	83,000	120,000	123,000	116,000
P62	April 2009	1,500x1,850	60,000	60,000	62,000	63,000
P82	May 2010	2,200x2,500	83,000	N/A	107,000	133,000
P83	March 2011	2,200x2,500	68,000	N/A	N/A	64,000
AP2	July 2010	730x920	21,000	N/A	24,000	68,000

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 and AP2 have the capacity to process both TFT and color filter substrates.

Our cash outflows for capital expenditures amounted to (Won)3,761 billion in 2009, (Won)4,942 billion in 2010 and (Won)4,063 billion (US$3,507 million) in 2011. Such capital expenditures relate mainly to the construction of new fabrication facilities and expansions to existing fabrication facilities, including the construction and equipping of P62, P81, P82 and AP2 in 2009, P82, P83, P98 and AP2 in 2010 and P98 in 2011, as well as additional investments in our AP2 facility and the construction of module production facilities such as our module production plant in Reynosa, Mexico in 2011. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue decreased from 13.9% in 2009 to 10.8% in 2010 but increased to 14.1% in 2011. The decrease in 2010 was primarily due to an increase in revenue in 2010 compared to 2009 as well as the significant decrease in depreciation expense for P7, for which the initial investment had been fully depreciated by December 2009. The increase in 2011 was primarily due to recognition of depreciation expenses for newly constructed facilities such as P83 and newly purchased equipment. The 4.8% decrease in revenue in 2011 compared to 2010 also contributed to the increase in our depreciation expense as a percentage of sales in 2011 compared to 2010. In 2012, we expect that our total capital expenditures on a cash out basis will amount to approximately (Won)4 trillion. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, our P81 facility reached an initial design capacity of 83,000 input sheets of glass substrate per month in the first quarter of 2010 and an expanded capacity of 123,000 input sheets of glass substrate per month in the third quarter of 2010. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2011, we purchased approximately 77% of our equipment for our facilities in Korea from local suppliers on an invoiced basis. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

We also continue to make various process improvements at our fabs, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from four to three with respect to certain models, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabs without significant capital investment, thus enabling us to reduce fixed costs on a per panel basis. In addition, as we prepare for the mass production of large-sized OLED display products, such as the recently unveiled 55-inch OLED television panel, we have been making modifications to certain of our existing TFT-LCD fabrication lines to convert them into OLED panel fabrication lines. Because our large-sized OLED display panels employ Oxide TFT technology, which can be produced using manufacturing processes similar to the processes used to manufacture TFT-LCD panels, relatively little modification has been necessary, thereby reducing the costs of additional investments needed for the conversion of our fabrication lines.

Raw materials comprise the largest component of our costs. In 2011, approximately 90% of the raw materials procured for our facilities in Korea were sourced from local suppliers. To the extent overseas suppliers are able to provide raw materials at competitive prices, we intend to diversify our supplier base by also procuring raw materials from such overseas suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.9% from US$742 per square meter of net display area in 2009 to US$691 in 2010 and further decreased by 6.7% to US$645 in 2011.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. For example, in order to capture the market for large-sized desktop monitors, we currently offer panels with full high-definition resolution ranging from 21.5 inches to 27 inches in a variety of formats. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2009 and 2010 in response to a notable rise in consumer demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 32-inch, 37-inch, 42-inch, 47-inch, 55-inch, 60-inch, 72-inch and 84-inch display panels as demand grows for these larger sizes. As a result of our product mix shift to target large-sized panels that command higher prices as well as an increase in overall sales, we were generally able to mitigate the negative effect of price declines in 2009 and 2010 in most of our product categories. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 5.6% from (Won)148,246 per panel in 2009 to (Won)140,017 in 2010. In 2011, increased consumer demand for tablet personal computers, which use smaller display panels relative to other large-sized display products and which therefore command lower average selling prices, among other things, resulted in a decrease in the average selling price per panel of our panels used in televisions, notebook computers and desktop monitors by 20.2% from (Won)140,017 in 2010 to (Won)111,775 (US$96) in 2011.

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones, certain types of tablet personal computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment. Unit sales of our small and medium-sized display panels, or panels smaller than nine inches, for these applications increased from 161.5 million in 2009 to 188.1 million in 2010, principally as a result of increased demand for handheld application products, smartphones, digital photo displays and portable navigation devices. In 2011, unit sales of our small and medium-sized display panels for these applications decreased to 171.9 million units, largely due to decrease in demand for certain smaller-sized panels used in certain end products that are being, or have been, phased out of the market, including smaller-sized panels used in older mobile phones that have been increasingly superseded in the market by smartphones equipped with larger-sized panels.

The following table sets forth our revenue by product category for the periods indicated and revenue in each product category as a percentage of our total revenue:

	Year Ended December 31,
	2009			2010			2011
	Sales		%	Sales		%	Sales		Sales(5)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions(1)	(Won)	10,965	54.7%	(Won)	14,079	55.2%	(Won)	11,579	US$	9,995	47.7%
Notebook Computers(2)		3,568	17.8		4,424	17.3		5,120		4,420	21.1
Desktop Monitors(3)		4,640	23.2		5,390	21.1		4,975		4,294	20.5
Mobile and Other Applications(4)		816	4.1		1,575	6.2		2,540		2,192	10.4

Sales of Goods	(Won)	19,989	99.8%	(Won)	25,468	99.8%	(Won)	24,214	US$	20,901	99.7%
Royalties and Others		49	0.2		44	0.2		77		67	0.3

Revenue	(Won)	20,038	100.0%	(Won)	25,512	100.0%	(Won)	24,291	US$	20,968	100.0%

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones, including smartphones, certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to US$1.00, the noon buying rate in effect on December 30, 2011 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2009		2010		2011
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions (1)	35,316	12.1%	51,184	14.3%	53,084	14.5%
Notebook Computers (2)	50,632	17.4	70,124	19.5	90,577	24.7
Desktop Monitors (3)	43,384	14.9	49,336	13.7	50,247	13.7
Mobile and Other Applications (4)	161,804	55.6	188,798	52.5	172,688	47.1

Total	291,136	100.0%	359,442	100.0%	366,596	100.0%

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones, including smartphones, certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.

The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price(5)
	Year Ended December 31,
	2009		2010		2011 (6)
Televisions (1)	(Won)	310,483	(Won)	275,066	(Won)	218,126	US$	188
Notebook Computers (2)		70,469		63,088		56,526		49
Desktop Monitors (3)		106,952		109,251		99,011		85
Mobile and Other Applications (4)		5,043		8,342		14,709		13

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet personal computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including smartphones and other mobile phones, certain types of tablet personal computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices, e-books, digital photo displays and medical diagnostic equipment.
(5)	Average selling price for each market represents revenue per market divided by unit sales per market.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to US$1.00, the noon buying rate in effect on December 30, 2011 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 2.9% from US$834 per square meter of net display area in 2009 to US$810 in 2010. In 2011, our average revenue per square meter of net display area shipped further decreased by 16.2% to US$679.

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories amounted to (Won)133.3 billion, (Won)155.1 billion and (Won)96.9 billion (US$83.6 million) in 2009, 2010 and 2011, respectively. The amount of any such adjustment is recognized as cost of sales in the period the adjustment occurs.

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. As of December 31, 2011, unused tax credit carryforwards of (Won)209 billion (US$180 million) were not recognized as deferred tax assets since we do not believe that the realization would be probable while there was no unrecognized deferred tax asset as of December 31, 2010. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the TFT-LCD industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions –Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2009 to 2011. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to (Won)98.7 billion, (Won)121.8 billion and (Won)61.7 billion (US$53.5 million) as of December 31, 2009, 2010 and 2011, respectively. Warranty expenses increased from (Won)113.9 billion in 2009 to (Won)188.5 billion in 2010. The increase in warranty expenses in 2010 compared to 2009 was due to expenses incurred in 2010 in connection with defects found in certain of our products and an increase in sales volume in 2010 compared to 2009, partially offset by reductions in the per unit cost of warranty services resulting from a decrease in the historical and anticipated rates of warranty claims on repairs and our cost reduction efforts in general. In 2011, however, warranty expenses decreased to (Won)55.5 billion (US$47.9 million). The decrease in warranty expenses in 2011 compared to 2010 was due largely to the resolution of the product defects issue that had resulted in an increase in our warranty expense in 2010, a general decrease in the historical and anticipated rates of warranty claims, and continued reductions in the per unit cost of warranty services resulting from improvements in our product quality through the feedback of experiences gained through providing warranty services and our cost reduction efforts in general, partially offset by an increase in warranty expenses resulting from an increase in sales volume in 2011 compared to 2010.

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life and salvage value requires judgment based on our historical and anticipated use of the asset. Since 1999, all new machinery is being depreciated on a straight-line basis over four years.

We review the carrying amounts of long-lived assets and intangible assets at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the relevant asset’s recoverable amount is estimated. If circumstances require that a long-lived asset or asset group be tested for possible impairment, and the carrying value of such long-lived asset or asset group is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or asset group exceeds its estimated recovery value. The recoverable amount of a long-lived asset or asset group is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. Such impairment losses amounted to less than (Won)1 billion in 2009 and there were no impairment losses in 2010. In 2011, such impairment losses amounted to approximately (Won)3.6 billion (US$3.1 million). Impairment loss is recognized as other operating expenses.

Employee Benefits

Our accounting for employee benefits, which mainly consists of our defined benefit plan, involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. The expected rate of returns assumptions on plan assets are based on the portfolio as a whole and determined on the assumptions considering long-term historical returns and asset allocations. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings.

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal proceedings and governmental investigations incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Revisions to estimates may significantly impact future net income. If any of the legal proceedings or governmental investigations results in an unfavorable outcome that exceeds our estimates, we may incur charges in excess of the recorded provisions for such proceeding or investigation and our results of operations or financial position may be materially adversely affected. We recognized provisions for litigation and claims amounting to (Won)263.5 billion, (Won)514.4 billion and (Won)222.7 billion (US$192.2 million) in the statements of financial position as of December 31, 2009, 2010 and 2011, respectively. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following table presents selected results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,
	2009		%	2010		%	2011		2011(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	(Won)	20,038	100.0%	(Won)	25,512	100.0%	(Won)	24,291	US$	20,968	100.0%
Cost of sales		(17,477)	87.2		(21,781)	85.4		(23,081)		(19,923)	95.0
Gross profit		2,561	12.8		3,731	14.6		1,210		1,044	5.0
Other income		1,366	6.8		1,483	5.8		1,224		1,057	5.0
Selling expenses		(713)	3.6		(846)	3.3		(728)		(628)	3.0
Administrative expenses		(325)	1.6		(521)	2.0		(564)		(487)	2.3
Research and development expenses		(408)	2.0		(675)	2.6		(681)		(588)	2.8
Other expenses		(1,470)	7.3		(1,862)	7.3		(1,384)		(1,195)	5.7
Results from operating activities		1,010	5.0		1,310	5.1		(924)		(798)	3.8
Finance income		333	1.7		241	0.9		207		179	0.9
Finance costs		(344)	1.7		(288)	1.1		(363)		(313)	1.5
Other non-operating loss, net		(6)	0.0		(15)	0.1		(17)		(15)	0.1
Equity income on investments, net		20	0.1		18	0.1		16		14	0.1
Profit (loss) before income tax		1,013	5.1		1,266	5.0		(1,081)		(933)	4.5
Income tax expense (benefit)		(105)	0.5		106	0.4		(293)		(253)	1.2
Profit (loss) for the period		1,118	5.6		1,159	4.5		(788)		(680)	3.2
Other comprehensive income (loss) for the period, net of income tax		(67)	0.3		19	0.1		31		27	0.1
Total comprehensive income (loss) for the period	(Won)	1,051	5.2%	(Won)	1,178	4.6%	(Won)	(757)	US$	(653)	3.1%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to US$1.00, the noon buying rate in effect on December 30, 2011 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2011 to 2010

Revenue

Our revenue decreased by 4.8% from (Won)25,512 billion in 2010 to (Won)24,291 billion (US$20,968 million) in 2011. Decreases in the average selling prices of panels for televisions and desktop monitors, which outpaced increases in the respective numbers of units sold, were the primary contributing factors to this decrease, offset in part by an increase in the number of notebook computer panel units sold that outpaced a decrease in its average selling price and an increase in the average selling price of mobile and other applications that outpaced a decrease in the number of units sold. In particular:

•

Demand for our large-sized television panels, comprising 42-inch and larger panels, grew in 2011, leading to an increase in the number of those panels sold in 2011 compared to 2010. In the case of 55-inch television panels, for example, the number of units sold increased by 81.8% from approximately 1.1 million panels in 2010 to approximately 2.0 million in 2011. However, the decrease in the average selling prices of our large-sized television panels in 2011 compared to 2010 outpaced the increase in sales volume over the same periods, resulting in a decrease in revenue from large-sized television panels sold in 2011 compared to 2010. As for our television panels that are less than 42-inch in size, both the sales volume and average selling prices decreased in 2011 compared to 2010.

•

While the average selling prices of our notebook computer panels generally decreased in 2011 compared to 2010, the number of units sold of 15.6-inch or smaller notebook computer panels, which category includes 9.7-inch, 15.6-inch and 14-inch panels constituting three of our top selling notebook computer panel models in 2011, increased by 31.5% from approximately 65.4 million panels in 2010 to 86.0 million in 2011.

•

Demand for our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, grew in 2011, leading to an increase in the number of those panels sold in 2011 compared to 2010. In the case of 23-inch desktop monitor panels, for example, the number of units sold increased by 45.2% from approximately 6.2 million panels in 2010 to approximately 9.0 million in 2011. However, the decrease in the average selling prices of our large-sized desktop monitor panels in 2011 compared to 2010 outpaced the increase in sales volume over the same periods, resulting in a decrease in revenue from large-sized desktop monitor panels sold in 2011 compared to 2010. As for our desktop monitor panels that are less than 21.5-inch in size, both the sales volume and average selling prices decreased in 2011 compared to 2010.

•

Both the number of units sold and revenue attributable to sales of 3.54-inch, 7-inch and 4.3-inch panels in our mobile and other applications category, which constituted three of our top selling products in that category in 2011, increased in 2011 compared to 2010. In the case of 7-inch and 4.3-inch panels, average selling prices increased in 2011 compared to 2010, whereas in the case of 3.54-inch panels, average selling price decreased in 2011 compared to 2010. However, the increase in revenue attributable to sales of 3.54-inch panels resulting from an increase in the number of units sold in 2011 compared to 2010 more than offset the decrease in revenue resulting from the decrease in their average selling price over the same period. In contrast, the average selling prices and sales volume of certain other panels in our mobile and other applications category, such as smaller-sized panels that were used in older mobile models that have been increasingly superseded in the market by smartphones equipped with larger-sized panels, decreased in 2011 compared to 2010, resulting in lower overall sales volume in our mobile and other applications category in 2011 compared to 2010 and partially offsetting the increase in revenue in that category in 2011 compared to 2010.

In addition, the appreciation of the Korean Won against the U.S. dollar in 2011 compared to 2010 contributed to the reduction of our revenue in 2011 compared to 2010. The average exchange rate of the Korean Won against the U.S. dollar, calculated as the average of the noon buying rates as certified by the Federal Reserve Bank of New York for customs purposes on the last business day of each month in the calendar year, appreciated to (Won)1,105.2 for US$1.00 in 2011 from (Won)1,158.7 for US$1.00 in 2010. See “Item 3.A. Selected Financial Data—Exchange Rates.” Because the U.S. dollar is the primary foreign currency in which we make sales, with U.S. dollar denominated sales-related accounts receivable making up 86.9% and 97.5% of our total sales-related accounts receivable balance at the end of 2011 and 2010, respectively, the appreciation of the Won against the U.S. dollar in 2011 compared to 2010 has had the effect of reducing our revenue in Korean Won terms.

Revenue attributable to sales of panels for televisions decreased by 17.8% from approximately (Won)14,079 billion in 2010 to approximately (Won)11,579 billion (US$9,995 million) in 2011. The average selling price of panels for televisions decreased by 20.7% from approximately (Won)275,066 in 2010 to approximately (Won)218,126 (US$188) in 2011, whereas the total unit sales of panels for televisions increased by 3.7% from approximately 51.2 million panels in 2010 to approximately 53.1 million in 2011. The decrease in revenue attributable to sales of panels for televisions primarily reflected an overall decrease in average selling prices of panels for televisions due to increased downward price pressure affecting TFT-LCD products generally resulting from, among other factors, overcapacity in the industry relative to the demand for such panels, which have been negatively impacted by the global economic difficulties in 2011. In particular, both the average selling prices and number of unit sales of our television panels that are less than 42-inch in size decreased, which decrease was more prominent in some of our smaller-sized models than others. While the total unit sales of panels for televisions increased, due primarily to an increase in the number of unit sales of our large-sized television panels, comprising 42-inch or larger models, which in turn reflected the continued growth in market demand for larger-sized televisions, the additional revenue from increased number of unit sales was not sufficient to fully offset the overall decrease in revenue from sales of panels for televisions resulting from the decrease in the average selling prices.

Revenue attributable to sales of panels for notebook computers increased by 15.7% from approximately (Won)4,424 billion in 2010 to approximately (Won)5,120 billion (US$4,420 million) in 2011. The average selling price of panels for notebook computers decreased by 10.4% from approximately (Won)63,088 in 2010 to approximately (Won)56,526 (US$49) in 2011, whereas the total unit sales of panels for notebook computers increased by 29.2% from approximately 70.1 million panels in 2010 to approximately 90.6 million in 2011. The growth in revenue attributable to sales of panels for notebook computers primarily reflected continuing growth in demand for higher resolution and higher performance quality panels as well as certain types of notebook computer display panels, including display panels for tablet personal computers and hinge-up displays, which more than offset the decrease in the average selling price of panels for notebook computers in 2011. The continued increase in sales of panels for tablet personal computers in 2011 was one of the primary reasons for the increase in unit sales of panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors decreased by 7.7% from approximately (Won)5,390 billion in 2010 to approximately (Won)4,975 billion (US$4,294 million) in 2011. The average selling price of panels for desktop monitors decreased by 9.4% from approximately (Won)109,251 in 2010 to approximately (Won)99,011 (US$85) in 2011, whereas the total unit sales of panels for desktop monitors increased by 1.8% from approximately 49.3 million panels in 2010 to approximately 50.2 million in 2011. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from decreases in average selling prices due to the downward price pressures affecting TFT-LCD products generally as discussed above, which in the case of our desktop monitor panels, outpaced the increase in the number of units sold by us. Furthermore, demand for and revenue from smaller panels, comprising panels that are less than 21.5-inch in size, decreased in 2011, partially offset by increases in revenue from sales of our large-sized models, comprising panels that are 21.5-inch or larger in size, reflecting the continued shift in market demand toward larger-sized desktop monitors.

Revenue attributable to sales of panels for mobile and other applications increased by 61.3% from approximately (Won)1,575 billion in 2010 to approximately (Won)2,540 billion (US$2,192 million) in 2011. The increase in revenue was primarily attributable to a 76.3% increase in the average selling price of panels for mobile and other applications from approximately (Won)8,342 to (Won)14,709 (US$13) in 2011, offset in part by a 8.5% decrease in the total unit sales of panels for mobile and other applications sold from approximately 188.8 million panels in 2010 to approximately 172.8 million in 2011. The increase in the average selling price primarily reflected a shift in our product mix toward higher resolution and higher performance quality products for a variety of applications, particularly smartphones, certain types of tablet computers and e-books, some of which are highly innovative and customized to the particular needs of customer’s end products and therefore command a higher price premium. The decrease in the number of units sold in this category was largely due to decrease in demand for certain smaller-sized panels used in certain end products that are being, or have been, phased out of the market, including smaller-sized panels used in older mobile phones that have been increasingly superseded in the market by smartphones equipped with larger-sized panels.

In addition, our revenue attributable to royalty and others increased by 75.0% from (Won)44 billion in 2010 to (Won)77 billion (US$67 million) in 2011, due primarily to a 165.2% increase in royalty income included in revenue from (Won)23 billion in 2010 to (Won)61 billion (US$53 million) in 2011.

Cost of Sales

Cost of sales increased by 6.0% from (Won)21,781 billion in 2010 to (Won)23,081 billion (US$19,923 million) in 2011. As a percentage of revenue, cost of sales increased from 85.4% in 2010 to 95.0% in 2011. The increase in our cost of sales in 2011 was attributable primarily to increases in depreciation and amortization, resulting mainly from an increase in depreciation of newly constructed facilities and newly purchased equipment, in 2011 compared to 2010. In addition, an increase in raw materials and component costs, which remained relatively flat on a per unit basis but increased overall due to an increase in the number of panels sold, and an increase in labor costs also contributed to the increase in cost of sales in 2011 compared to 2010.

As a percentage of our total cost of sales, raw materials and component costs decreased slightly from 71.9% in 2010 to 69.2% in 2011, while labor costs and depreciation and amortization increased from 6.5% and 12.8%, respectively, in 2010 to 7.1% and 15.0%, respectively, in 2011.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.7% from US$691 per square meter of net display area in 2010 to US$645 in 2011.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 67.6% from (Won)3,731 billion in 2010 to (Won)1,210 billion (US$1,044 million) in 2011. Our gross margin decreased from 14.6% to 5.0% over the same period primarily as a result of the decrease in average selling prices of our panels due to increased downward price pressure affecting TFT-LCD products generally, which in turn resulted from overcapacity in the industry relative to the demand for such products in 2011 compared to 2010, and the appreciation of the Korean Won against the U.S. dollar in 2011, which had the impact of reducing our U.S. dollar-denominated sales in Korean Won terms in 2011 compared to 2010. In addition, our gross margin was further negatively impacted by the increase in cost of sales per panel sold in 2011 compared to 2010, due primarily to reduced utilization rates of our facilities in 2011, which in turn resulted in the allocation of increased fixed costs over a proportionally smaller number of panels produced in 2011 relative to our expanded production capacity in 2011 compared to the number of panels produced in 2010 relative to our production capacity in 2010.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 5.5% from (Won)1,367 billion in 2010 to (Won)1,292 billion (US$1,115 million) in 2011. As a percentage of revenue, our selling and administrative expenses decreased slightly from 5.4% in 2010 to 5.3% in 2011. The decrease in selling and administrative expenses in 2011 was attributable primarily to decreases in:

•

after-sales service expenses, resulting from the resolution of the product defects issue in 2010 that had resulted in an increase in our after-sales service expenses in 2010, a general decrease in the historical and anticipated rates of warranty claims and continued reductions in costs attributable to providing after-sales services and replacement parts for defective products sold to customers, partially offset by an increase attributable to an increase in our sales volume in 2011 compared to 2010; and

•	shipping costs, resulting primarily from a decrease in the proportion of air shipments in our total shipments and a decrease in the per unit shipping costs in general in 2011 compared to 2010.

Such decreases were offset in part by an increase in depreciation expense (which includes amortization expense) attributable primarily to an increase in capitalized development costs and an increase in advertising expense resulting from an increase in our advertising activities primarily in our overseas markets, including FPR 3D promotion activities especially in China and Brazil.

The following table shows selling and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2011:

	Year Ended December 31,
	2010(1)		2011
	(in billions of Won)
Salaries	(Won)	207	(Won)	203
Expenses related to defined benefit plan		14		20
Other employee benefit		55		63
Shipping costs		332		262
Fees and commissions		163		174
Depreciation		143		194
Taxes and dues		24		32
Advertising		88		136
After-sales service expenses		203		72
Others		138		136

Total	(Won)	1,367	(Won)	1,292

(1)	Components of selling and administrative expenses for the year ended December 31, 2010 have been reclassified to conform to the criteria of classification for the year ended December 31, 2011.

Research and Development Expenses

Research and development expenses increased by 0.9% from (Won)675 billion in 2010 to (Won)681 billion (US$588 million) in 2011. As a percentage of revenue, our research and development expenses increased slightly from 2.6% in 2010 to 2.8% in 2011. The increase in research and development expenses in 2011 was attributable to an increase in the average number of research and development employees.

Other Income (Expense)

Other income includes primarily foreign currency gains from operating activities and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings and claims. Our total net other expense decreased from (Won)379 billion in 2010 to (Won)160 billion (US$138 million) in 2011, primarily due to a decrease in expenses related to legal proceedings and claims from (Won)309 billion in 2010 to (Won)150 billion (US$129 million) in 2011 and a decrease in net foreign currency loss from (Won)85 billion in 2010 to (Won)29 billion (US$25 million) in 2011.

We recognized expenses related to legal proceedings and claims of (Won)309 billion and (Won)150 billion (US$129 million) in 2010 and 2011, respectively. These expenses include provisions with respect to certain loss contingencies relating to legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Results from Operating Activities

As a result of the cumulative effect of the reasons explained above, our results from operating activities was a loss of (Won)924 billion (US$798 million) in 2011 compared to income of (Won)1,310 billion in 2010. Our operating margin was (3.8)% in 2011 compared to 5.1% in 2010.

Finance Income (Costs) and Other Non-Operating Income and Loss, Net

Finance income recognized in profit and loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit and loss includes primarily interest expense and foreign currency loss.

Our total net finance costs increased by 231.9% from (Won)47 billion in 2010 to (Won)156 billion (US$135 million) in 2011. Our total net finance costs increased because of a decrease in finance income and an increase in finance expenses in 2011 compared to 2010.

Our finance income decreased by 14.1% from (Won)241 billion in 2010 to (Won)207 billion (US$179 million) in 2011 primarily attributable to a (Won)33 billion decrease in interest income primarily due to reduced average amounts of cash held in the form of time deposits in 2011 compared to 2010.

Our finance costs increased by 26.0% from (Won)288 billion in 2010 to (Won)363 billion (US$313 million) in 2011 primarily due to a (Won)45 billion increase in interest expense due to an increase in average interest rates applicable to our financial liabilities in 2011 compared to 2010 and a (Won)14 billion loss on impairment of investments in equity accounted investees in 2011 primarily due to impairment of investments in RPO, Inc. and Dynamic Solar Design Co., Ltd in 2011. We did not record a loss on impairment of investments in equity accounted investees in 2010.

Income Tax Expense (Benefit)

We recognized income tax benefit of (Won)293 billion (US$253 million) in 2011 compared to income tax expense of (Won)106 billion in 2010, resulting from a decrease in current tax expense and an increase in deferred tax benefit in 2011 compared to 2010. Our current tax expense decreased by 77.1% from (Won)253 billion in 2010 to (Won)58 billion (US$50 million) in 2011, and our deferred tax benefit increased by 138.8% from (Won)147 billion in 2010 to (Won)351 billion (US$303 million) in 2011, primarily as a result of recording a loss before income tax of (Won)1,081 billion in 2011 compared to a profit before income tax of (Won)1,266 billion in 2010. As a result, our effective income tax rate was (27.1)% in 2011 compared to 8.4% in 2010. As of December 31, 2011, unused tax credit carryforwards of (Won)209 billion (US$180 million) were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable while there was no unrecognized deferred tax asset as of December 31, 2010.

Profit (Loss) for the Period

As a result of the cumulative effect of the reasons explained above, our loss for the period was (Won)788 billion (US$680 million) in 2011 compared to a profit of (Won)1,159 billion in 2010.

Comparison of 2010 to 2009

Revenue

Our revenue increased by 27.3% from (Won)20,038 billion in 2009 to (Won)25,512 billion in 2010. Increases in unit sales of our large-sized panels for televisions, notebook computers and desktop monitors and an increase in the average selling price of our panels used in mobile and other applications were the primary contributing factors to this increase, offset in part by a decrease in the average selling price of our panels used in televisions, notebook computers and desktop monitors. In particular:

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

The total unit sales of panels for televisions increased by 44.9% from approximately 35.3 million in 2009 to 51.2 million in 2010. Revenue attributable to sales of television panels increased by 28.4% from approximately (Won)10,965 billion in 2009 to (Won)14,079 billion in 2010. Growth in total sales of panels for televisions primarily reflected increased demand for larger- and wider-sized panels as well as for second television sets at home, which more than offset a decrease in the average selling price of our panels for televisions in 2010.

The total unit sales of panels for notebook computers increased by 38.5% from approximately 50.6 million in 2009 to 70.1 million in 2010. Revenue attributable to sales of panels for notebook computers increased by 24.0% from approximately (Won)3,568 billion in 2009 to (Won)4,424 billion in 2010. Growth in total sales of panels for notebook computers primarily reflected increased demand for higher resolution and higher performance quality panels as well as increased demand resulting from the development of new types of notebook computers including tablet personal computers, which more than offset a decrease in the average selling price of our panels for notebook computers in 2010. The significant increase in sales of our panels for tablet personal computers in 2010 was one of the primary reasons for the increase in unit sales of panels for notebook computers.

The total unit sales of panels for desktop monitors increased by 13.7% from approximately 43.4 million in 2009 to 49.3 million in 2010. Revenue attributable to sales of panels for desktop monitors increased by 16.2% from approximately (Won)4,640 billion in 2009 to (Won)5,390 billion in 2010. The increase in total sales of panels for desktop monitors is due primarily to increased demand for larger- and wider-sized panels for desktop monitors and, to a lesser extent, an increase in the average selling price of our panels for desktop monitors in 2010.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for televisions, notebook computers and desktop monitors from 2009 to 2010 which in turn had a negative effect on our gross profit and gross margin. Our average selling price per panel of panels used in televisions, notebook computers and desktop monitors decreased by 5.6% from (Won)148,246 per panel in 2009 to (Won)140,017 in 2010. The average selling price of panels for televisions decreased by 11.4% from (Won)310,483 per panel in 2009 to (Won)275,066 in 2010, the average selling price of panels for notebook computers decreased by 10.5% from (Won)70,469 per panel in 2009 to (Won)63,088 in 2010. On the other hand, the average selling price of panels for desktop monitors increased by 2.1% from (Won)106,952 per panel to (Won)109,251 over the same period.

In 2010, a significant increase in revenue from sales of panels in our mobile and other applications category also contributed to the increase in our total revenue. Revenue attributable to sales of panels for mobile and other applications increased by 93.0% from approximately (Won)816 billion in 2009 to (Won)1,575 billion in 2010. The increase in revenue was primarily attributable to an increase in the average selling price of panels used in mobile and other applications and, to a lesser extent, an increase in total unit sales of panels for mobile and other applications. The average selling price of panels for mobile and other applications increased by 65.4% from (Won)5,043 per panel in 2009 to (Won)8,342 in 2010 primarily as a result of an increase in sales of panels for applications using medium to large-sized panels, including tablet personal computers. The total unit sales of panels for mobile and other applications increased by 16.7% from approximately 161.8 million in 2009 to 188.8 million in 2010, which also contributed to the increase in revenue.

In addition, our revenue attributable to royalty and others decreased by 10.2% from (Won)49 billion in 2009 to (Won)44 billion in 2010, due primarily to a 22.2% decrease in others, which includes sales of unused components and raw materials and unfinished products, from (Won)27 billion in 2009 to (Won)21 billion in 2010.

Cost of Sales

Cost of sales increased by 24.6% from (Won)17,477 billion in 2009 to (Won)21,781 billion in 2010. As a percentage of revenue, cost of sales decreased from 87.2% in 2009 to 85.4% in 2010. The increase in our cost of sales in 2010 was attributable primarily to increases in raw material costs, resulting from an overall increase in sales volume, especially of large-sized panels, in 2010 compared to 2009.

As a percentage of our total cost of sales, components and raw material costs increased slightly, from 71.3% in 2009 to 71.9% in 2010.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.8% from US$742 per square meter of net display area in 2009 to US$691 in 2010.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 45.7% from (Won)2,561 billion in 2009 to (Won)3,731 billion in 2010. Our gross margin increased from 12.8% to 14.6% over the same period primarily as a result of the higher capacity utilization rates at our plants in 2010 compared to 2009 as well as the greater decline in the unit cost of raw materials compared to the decline in the average selling price of our products in 2010. High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced and thereby increase our gross margin.

Selling and Administrative Expenses

Selling and administrative expenses increased by 31.7% from (Won)1,038 billion in 2009 to (Won)1,367 billion in 2010. As a percentage of revenue, our selling and administrative expenses increased slightly from 5.2% in 2009 to 5.4% in 2010. The increase in selling and administrative expenses in 2010 was attributable primarily to increases in:

•

depreciation expenses (which includes amortization expenses), resulting primarily from the amortization of certain intangible assets we have acquired through the acquisition of the TFT-LCD module division of LG Innotek in May 2010;

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

The following table shows selling and administrative expenses broken down by major components for each of the years in the two-year period ended December 31, 2010:

	Year Ended December 31,
	2009(1)		2010(1)
	(in billions of Won)
Salaries	(Won)	161	(Won)	207
Expenses related to defined benefit plan		8		14
Other employee benefit		41		55
Shipping costs		350		332
Fees and commissions		145		163
Depreciation		44		143
Taxes and dues		9		24
Advertising		60		88
After-sales service expenses		124		203
Others		96		138

Total	(Won)	1,038	(Won)	1,367

(1)	Components of selling and administrative expenses for the years ended December 31, 2009 and 2010 have been reclassified to conform to the criteria of classification for the year ended December 31, 2011.

Research and Development Expenses

Research and development expenses increased by 65.4% from (Won)408 billion in 2009 to (Won)675 billion in 2010. As a percentage of revenue, our research and development expenses increased from 2.0% in 2009 to 2.6% in 2010. The increase in research and development expenses in 2010 was attributable to an increase in research and development activities and from an increase in the number of research and development employees.

Other Income (Expense)

Other income includes primarily foreign currency gains from operating activities and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings and claims. Our total net other expense increased from (Won)104 billion in 2009 to (Won)379 billion in 2010, primarily due to net foreign exchange loss of (Won)85 billion in 2010 compared to net foreign exchange gain from operating activities of (Won)164 billion in 2009, which resulted primarily from a significant increase in net foreign exchange loss from operating activities incurred in 2010 as a result of currency fluctuations between the Korean Won and the U.S. dollar as well as between the Korean Won and the Japanese Yen.

We recognized expenses related to legal proceedings and claims of (Won)295 billion and (Won)309 billion, respectively, in 2009 and 2010. These expenses include provisions with respect to certain loss contingencies relating to legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Results from Operating Activities

As a result of the cumulative effect of the reasons explained above, our results from operating activities increased by 29.7% from (Won)1,010 billion in 2009 to (Won)1,310 billion in 2010. Our operating margin increased slightly from 5.0% to 5.1% over the same period.

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

Our total net finance costs increased by 326.5% from (Won)11 billion in 2009 to (Won)47 billion in 2010. Our total net finance costs increased because the decrease in finance income in 2010 compared to 2009 outpaced the decrease in finance costs over the same period.

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

Income Tax Expense (Benefit)

We recognized income tax expense of (Won)106 billion in 2010 compared to income tax benefit of (Won)105 billion in 2009, primarily due to a (Won)253 billion increase in profit excluding income tax in 2010 compared to 2009, which led to a (Won)61 billion increase in income tax expense, a (Won)68 billion decrease in income tax credits in 2010 compared to 2009, as well as a (Won)61 billion increase in non-deductible items included in expenses related to legal proceedings and claims in 2010 compared to 2009. Our effective income tax rate increased by 18.7 percentage points from (10.3)% in 2009 to 8.4% in 2010 primarily attributable to the decrease in income tax credits and the increase in non-deductible items included in expenses related to legal proceedings and claims.

Profit for the Period

As a result of the cumulative effect of the reasons explained above, our profit for the period increased by 3.7% from (Won)1,118 billion in 2009 to (Won)1,159 billion in 2010.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt and equity financing activities. We had cash and cash equivalents of (Won)818 billion, (Won)1,631 billion and (Won)1,518 billion (US$1,310 million) as of December 31, 2009, 2010 and 2011, respectively. We also had deposits in banks of (Won)2,500 billion, (Won)1,503 billion and (Won)815 billion (US$703 million), respectively, as of December 31, 2009, 2010 and 2011. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansions of existing, fabrication facilities and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2012 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2011, we had current liabilities of (Won)9,911 billion (US$8,555 million), which exceeded our current assets of (Won)7,858 billion (US$6,783 million) by (Won)2,053 billion. As of December 31, 2009 and 2010, we had current assets of (Won)8,226 billion and (Won)8,840 billion, respectively, and current liabilities of (Won)6,495 billion and (Won)8,882 billion, respectively. The increase in net current liabilities in 2010 compared to 2009 was primarily attributable to a (Won)996 billion increase in other accounts payable mainly as a result of our active investments in our P8 and P98 facilities in 2010. The increase in net current liabilities in 2011 compared to 2010 was primarily attributable to a (Won)1,400 billion increase in other accounts payable mainly as a result of our active investments in our fabrication and other production facilities, including the construction of our P98 facility, as well as additional investments in our AP2 facility, in 2011, a (Won)821 billion increase in trade accounts and notes payable mainly as a result of larger amounts remaining payable at year end due to longer payment terms of the trade accounts and notes payable created in 2011 and increases in purchases of raw materials and components to meet increases in production levels since the end of 2011 as utilization rates of our facilities were adjusted upwards to meet a modest increase in demand resulting from channel inventory replenishment, a (Won)688 billion decrease in deposit in banks due to a general reduction in our cash levels in 2011 and a (Won)261 billion decrease in trade accounts and notes receivable, net caused mainly by reduced revenue and increased sales of trade accounts and notes receivables in 2011 compared to 2010 and appreciation of the Korean Won against the U.S. dollar at the end of 2011 compared to the end of 2010, partially offset by a (Won)1,206 billion decrease in current financial liabilities due primarily to repayment of short-term debt with cash on hand and proceeds from long-term debt and a (Won)102 billion increase in inventories. Our management has been constantly monitoring our working capital since the occurrence of such an increase in current liabilities. However, we have historically been able to satisfy our cash requirements from cash flows from operations and debt and equity financing and we believe that we will have sufficient working capital available to us, including in the form of debt, for our current requirements. We also issued domestic debentures in the aggregate principal amount of (Won)1,150 billion in 2011, proceeds from which have been used to satisfy our working capital requirements and redeem our short-term borrowings.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash provided by operating activities amounted to (Won)4,153 billion in 2009, (Won)4,884 billion in 2010 and (Won)3,666 billion (US$3,164 million) in 2011. The increase in net cash provided by operating activities in 2010 compared to 2009 was mainly due to an increase in cash collected from our customers as a result of an increase in sales volumes as well as from an increase in accounts receivables sold to financial institutions in 2010 compared to 2009. The increase in net cash provided by our operating activities in 2010 compared to 2009 was offset in part by a decrease in long-term advances received in 2010 compared to 2009, the increase in cash paid for purchases of components and raw materials due to our increased sales and related production volumes and the increase in cash paid as salaries resulting from an increase in the number of employees. The decrease in net cash provided by operating activities in 2011 compared to 2010 was mainly due to the recording of a loss in 2011 compared to a profit in 2010, a decrease in revenue in 2011 compared to 2010 which in turn led to a general decrease in cash collected from our customers, an increase in the volume of sales made on credit relative to sales made for cash payment in 2011 compared to 2010 and an increase in cash paid for cost of sales in 2011 compared to 2010. The decrease in net cash provided by our operating activities in 2011 compared to 2010 was offset in part by an increase in the amount of trade accounts and notes receivable sold to financial institutions in 2011 compared to 2010.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2009, increased production capacity of our existing facilities as well as the commencement of mass production at P81 and P62 in 2009 contributed to a 46.7% increase in our inventory levels from year-end 2008. In 2010, a further increase in the production capacity of our existing facilities and the commencement of mass production at P82 and AP2 contributed to a 32.8% increase in our inventory levels from year-end 2009. In 2011, a further increase in the production capacity of our existing facilities and the commencement of mass production at P83 contributed to a 4.6% increase in our inventory levels from year-end 2010. Increases in our inventory levels in 2010 and 2011 were partially offset by the reduction of utilization rates of our facilities starting in July 2010 in response to market conditions. Inventories consisted of the following for the periods indicated:

	As of December 31,
	2009		2010		2011		2011(1)
	(in billions of Won and millions of US$)
Finished goods	(Won)	763	(Won)	978	(Won)	922	US$	796
Work in process		544		612		772		666
Raw materials		229		422		458		395
Supplies		132		203		165		142

Total	(Won)	1,668	(Won)	2,215	(Won)	2,317	US$	1,999

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to US$1.00, the noon buying rate in effect on December 30, 2011 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to (Won)4,564 billion in 2009, (Won)4,515 billion in 2010 and (Won)3,494 billion (US$3,016 million) in 2011. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansions of existing, fabrication facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to (Won)3,761 billion, (Won)4,942 billion and (Won)4,063 billion (US$3,507 million) in 2009, 2010 and 2011, respectively. We intend to fund our capital requirements associated with our construction projects, including the construction of P98, with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that our total capital expenditures on a cash out basis will be approximately (Won)4 trillion in 2012, primarily to fund the construction of P98, and improvements to our existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to (Won)117 billion in 2009, our net cash provided by financing activities amounted to (Won)408 billion in 2010 and our net cash used in financing activities amounted to (Won)278 billion (US$240 million) in 2011. The net cash used in financing activities in 2009 reflects primarily repayment and prepayment of Won denominated loans and debentures and the payment of dividends. The net cash provided by financing activities in 2010 reflects primarily the net proceeds from short-term borrowings and long-term debt (net of repayments), including the incurrence of Won denominated and foreign currency denominated debt, which were offset in part by the payment of dividends. Net cash used in financing activities in 2011 reflects primarily the repayment of foreign currency denominated short-term borrowings and, to a lesser degree, certain long-term debt and the payment of dividends. On March 13, 2009, we declared a cash dividend of (Won)179 billion to our shareholders of record as of December 31, 2008 and distributed the cash dividend to such shareholders on April 3, 2009. On March 12, 2010, we declared a cash dividend of (Won)179 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010. On March 11, 2011, we declared a cash dividend of (Won)179 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011. At our shareholders meeting on March 9, 2012, we did not declare a cash dividend to our shareholders.

We had a total of (Won)771 billion, (Won)1,213 billion and (Won)22 billion (US$19 million) of short-term borrowings outstanding as of December 31, 2009, 2010 and 2011, respectively. In 2010 compared to 2009, our short-term borrowings increased primarily due to an increase in our Japanese Yen denominated short-term borrowings, including banker’s usance and bank loans, used to pay for the purchase of certain equipments from Japanese suppliers. In 2011 compared to 2010, our short-term borrowings decreased primarily due to a decrease in our U.S. dollar, Japanese Yen and Chinese Renminbi denominated short-term borrowings, which in turn resulted from repayment of such borrowings by their respective maturity dates without incurring new short-term borrowings. The weighted average interest rate under the terms of our short-term borrowings was 1.53% as of December 31, 2011.

As of December 31, 2011, we maintained accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$1,231 million. Our subsidiaries have also entered into various accounts receivable negotiating facilities. For further information regarding these facilities, please see Note 20 of the notes to our financial statements.

As of December 31, 2011, we had outstanding long-term debt including current portion and discounts on debentures in the amount of (Won)4,588 billion (US$3,960 million), primarily consisting of (Won)2,250 billion of Korean Won denominated debentures, US$350 million of U.S. dollar denominated debentures, ¥10 billion of Yen denominated debentures, US$1,025 million of U.S. dollar denominated long-term loans, RMB142 million of RMB denominated long-term loans, US$76 million of convertible bonds, €27 million of Euro denominated long-term loans, (Won)371 billion of Korean Won denominated long-term loans and ¥6 billion of Yen denominated long-term loans.

In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million of these convertible bonds were repaid in full upon their maturity on April 18, 2012 at 116.77% of their principal amount. The conversion price of the convertible bonds due 2012 was initially (Won)49,070 per share, but was adjusted to (Won)48,251 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 13, 2009, adjusted to (Won)48,075 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 12, 2010 and was further adjusted to (Won)47,892 per share after the approval of a cash dividend of (Won)178.9 billion at the annual general meeting of shareholders on March 11, 2011.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2011. For further information about our short- and long-term debt obligations as of December 31, 2011, see Note 14 of the notes to our financial statements.

As of December 31, 2011, we were obligated to guarantee the payment obligation of our Poland subsidiary in the amount of €27 million under a long-term credit facility that our Poland subsidiary entered into with a syndicate of banks. In addition, as of December 31, 2011, we were obligated to guarantee the payment obligation of LG Display America’s term loan credit facilities amounting to US$7 million from J.P. Morgan. We have also provided a payment guarantee with respect to L&T Display Technology (Xiamen) Limited’s accounts payable up to US$2 million as of December 31, 2011. Other than the foregoing, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2011.

Set forth below are the aggregate amounts, as of December 31, 2011, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	4,598,362	(Won)	848,338	(Won)	2,194,290	(Won)	1,552,741	(Won)	2,993
Fixed License Payment		73,020		18,255		36,510		18,255		—
Long-Term Other Payables		319,488		126,007		193,481		—		—

Total	(Won)	4,990,870	(Won)	992,600	(Won)	2,424,281	(Won)	1,570,996	(Won)	2,993

Estimates of interest payment based on contractual interest rates effective as of December 31, 2011	(Won)	510,192	(Won)	166,972	(Won)	248,718	(Won)	94,350	(Won)	152

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)31 billion in 2009, (Won)33 billion in 2010 and (Won)35 billion (US$30 million) in 2011, representing 7.6% of our research and development expenses in 2009, 4.9% in 2010 and 5.1% in 2011. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

The effective statutory corporate income tax rate applicable to us is 22.0% (including local income surtax) for the first (Won)200 million of our taxable income and 24.2% (including local income surtax) for our taxable income in excess of (Won)200 million in 2011.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003, 15% for our capital investments made on or before December 31, 2004, 10% for our capital investments made on or before December 31, 2005, 7% for our capital investments made on or before December 31, 2008, 10% for our capital investments made on or before December 31, 2009, 7% for our capital investments made on or before December 31, 2010 and 5% for our capital investments made on or before December 31, 2011, each in proportion to the percentage of equity investment in us other than foreign direct equity investment.

In addition, pursuant to the Special Tax Treatment Control Law, we were entitled to a separate additional tax credit of 10% on the positive difference between the total amount of capital investments we made in 2009 and the average of the amount of capital investments we made in the three preceding fiscal years. 2010 was the last taxable year for companies, including us, to benefit from this tax credit, which has expired and is no longer available from 2011.

We are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2011, we had available deferred tax assets related to these credits of (Won)829 billion (US$716 million), which may be utilized against future income tax liabilities through 2016. In addition, we also had unused tax credit carryforwards of (Won)209 billion (US$180 million) for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and development expenses amounted to (Won)408 billion in 2009, (Won)675 billion in 2010 and (Won)681 billion (US$588 million) in 2011, representing 2.0% of our revenue in 2009, 2.6% in 2010 and 2.8% in 2011.

We believe that the future trends for display products will include the widespread use of affordable large-sized flat panel products with higher performance qualities and the use of different types of display products for a variety of purposes, such as using flexible display panels in a range of products, using large-sized display panels for public display or advertising, and using small-sized panels for mobile devices. To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•

In 2009, we developed an 11.5-inch flexible electronic paper display with in cell touch screen function for use in e-books. In addition, we also developed a 19-inch electronic paper display, the world’s largest at the time.

•

In 2010, we developed a 47-inch full high-definition TFT-LCD panel that utilized FPR 3D and IPS technologies and polarized glasses for use in televisions. We received the Gold Award from the Society for Information Display, a display panel industry trade group, in recognition of the panel’s high quality 3D display imagery. In addition, we developed 47-inch and 55-inch full high-definition TFT-LCD panels that utilized TruMotion 480Hz driving technology for use in televisions. TruMotion 480Hz driving technology decreases motion blur by quadrupling the speed of the prior conventional frame rate of 120Hz.

•

In 2011, we developed a 4.5-inch high-definition TFT-LCD panel that utilized AH-IPS technology, which allows for wide viewing angles and high resolution imagery for use in 4G smartphones. In addition, we became the first display panel manufacturer to develop a 55-inch OLED display panel that utilized WOLED technology. We also developed a 55-inch full high-definition TFT-LCD panel with a super narrow bezel of just 5.3 mm for use in public displays. The super narrow bezel allows the public displays to be displayed alongside each other to create a large 165-inch multi-screen public display capable of producing large near seamless imagery. Furthermore, we developed a 3.9-inch wide VGA OLED panel that utilized On-Cell Touch technology. On-Cell Touch technology eliminates the need for a touch sensor overlay on the OLED panel by integrating the touch sensor directly into the OLED panel, which allows for a very thin and light touch sensitive display for use in products such as smartphones.

As the product lifecycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on developing a next generation flat panel display technology, such as OLED, that can replace panels using such maturing technology, while also exploring new growth opportunities in the application of display panels, such as in tablet personal computers, smartphones, public displays and electronic paper displays.

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

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2011, we employed approximately 4,099 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for TFT-LCD manufacturing processes, products and applications. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan Germany, France, Great Britain and Taiwan. These patents will expire at various dates upon the expiration of their respective terms ranging from 2012 to 2030.

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

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)31 billion in 2009, (Won)33 billion in 2010 and (Won)35 billion (US$30 million) in 2011, representing 7.6% of our research and development expenses in 2009, 4.9% in 2010 and 5.1% in 2011. We recognized royalty income in the amount of (Won)29 billion in 2009, (Won)28 billion in 2010 and (Won)69 billion (US$60 million) in 2011.

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

We entered into separate cross-license agreements with each of NEC, Chunghwa Picture Tubes and AU Optronics in connection with the settlement of certain patent infringement lawsuits. Under the agreements, each party grants the other party a license under certain patents relating to TFT-LCD technologies.

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

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. Our royalty income attributable to such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements accounted for less than 15% of our royalty income in 2011.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

For a discussion of our off-balance sheet arrangements, please see “— Factoring and securitization of accounts receivable”, “— Letters of credit” and “— Payment guarantees” in Note 20 of the notes to our financial statements.

Item 5.F.	Tabular Disclosure of Contractual Obligations

Presented in Item 5.B. above.

Item 5.G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and seven directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Under the Korean Commercial Code, a representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. Sang Beom Han is currently our sole representative director.

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

The tables below set forth information regarding our current directors and executive officers. The business address of all of the directors and executive officers is LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Korea.

Our Outside Directors

Our current outside directors are set out in the table below. Each of our outside directors meets the applicable independence standards set forth under the rules of the Korean Commercial Code and also meets the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Tae Sik Ahn	March 21, 1956	Director	March 2010	March 2013	Professor, College of Business Administration and Graduate School of Business, Seoul National University

William Y. Kim	June 6, 1956	Director	February 2008	March 2014	Partner, Ropes & Gray LLP

Jin Jang	November 28, 1954	Director	March 2011	March 2014	Chair Professor, Department of Information Display, Kyung Hee University

Dong Il Kwon	February 5, 1957	Director	March 2012	March 2015	Professor, Department of Materials Engineering, Seoul National University

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Sang Beom Han	June 18, 1955	Representative Director, Executive Vice President and Chief Executive Officer	March 2012	March 2015	—

Yu Sig Kang	November 3, 1948	Director	March 2011	March 2014	Vice Chairman, Representative Director, LG Corp.

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	March 2014	—

Our Executive Officers

Name	Date of Birth	Position	First Elected/ Appointed	Division/Department
Sang Beom Han	June 18, 1955	Representative Director, Executive Vice President and Chief Executive Officer	March 2012	—

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	January 2008	—

Name	Date of Birth	Position	Elected/Appointed to Current Position	Division/Department
Hyun He Ha	December 18, 1956	Executive Vice President	January 2007	TV Business

Yu Seoung Yin	June 20, 1956	Executive Vice President	January 2009	IT Business

Sang Deog Yeo	December 3, 1955	Executive Vice President	January 2005	Mobile/OLED Business

Bock Kwon	August 4, 1954	Executive Vice President	January 2006	China Center

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Sang Beom Han has served as representative director since March 2012 and Chief Executive Officer since December 2011. Mr. Han also served as head of the TV Business Division, the Panel Center and as vice-president for our P5 facility and the Manufacturing Technology Center since joining LG Display in December 2001. Prior to joining LG Display, Mr. Han served as vice president of Hynix Semiconductor Inc. Mr. Han holds a Ph.D. degree in material science from Stevens Institute of Technology.

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

Dong Il Kwon has served as outside director since March 2012. Mr. Kwon is currently a professor of the Department of Materials Engineering at Seoul National University. Mr. Kwon holds a bachelor and master’s degree in Metallurgical Engineering from Seoul National University, and a Ph.D. in Materials Engineering from Brown University.

Hyun He Ha has served as executive vice-president since January 2007 and head of the TV Business Division since December 2011. Mr. Ha also served as head of the IT Business Division and vice president of the Corporate Strategy Department. Mr. Ha holds a bachelor’s degree in history from Pusan National University and an M.B.A. degree from Waseda University.

Yu Seoung Yin has served as executive vice-president since January 2009 and head of the IT Business Division Since December 2011. Mr.Yin also served as head of the China Center. Prior to joining LG Display, Mr. Yin served as executive vice-president of the Chairman’s Office at LG Holdings. Mr. Yin holds a bachelor’s degree in mass communication from Chung-Ang University.

Sang Deog Yeo has served as executive vice-president since January 2005. Mr. Yeo has also served as head of the Mobile/OLED Business Division since November 2009. Prior to joining LG Display, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

Bock Kwon has served as executive vice-president since January 2006 and as head of the China Center since December 2011. Mr. Kwon also previously served as head of System Solution Division and the Corporate Strategy & Marketing Center. Prior to joining LG Display, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2011 to our executive officers and our directors was (Won)6.1 billion. In addition, as of December 31, 2011, our accrued severance and retirement benefits to those directors and officers amounted to (Won)1.9 billion (US$1.6 million).

Our articles of incorporation provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. See “Item 6.E. Share Ownership—Stock Options” below for information concerning our long-term incentive plan.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2011, we paid a premium of approximately US$1.5 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is comprised of three outside directors: Tae Sik Ahn, Jin Jang and William Y. Kim. The chairman is Tae Sik Ahn. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee is comprised of two outside directors, Dong Il Kwon and Jin Jang, and one non-outside director, James (Hoyoung) Jeong. The chairman is James (Hoyoung) Jeong. The Outside Director Nomination and Corporate Governance Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors. The committee also develops and recommends to the board of directors a set of corporate governance principles and oversees our policies, practices and procedures in the area of corporate governance.

The committee holds regular meetings at least once each year, and more frequently as needed.

Remuneration Committee

The Remuneration Committee is comprised of two outside directors, William Y. Kim and Tae Sik Ahn, and one non-outside director, James (Hoyoung) Jeong. The chairman is William Y. Kim. The Remuneration Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers.

The committee holds regular meetings at least once each year, and more frequently as needed.

Management Committee

The Management Committee was created at our annual general meeting of shareholders that was held on March 9, 2012. The Management Committee is comprised of two non-outside directors, Sang Beom Han and James (Hoyoung) Jeong. The chairman is Sang Beom Han. The Management Committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.

The committee holds meetings from time to time as needed.

Item 6.D.	Employees

As of December 31, 2011, we had 56,029 employees, including 21,136 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2009, 2010 and 2011:

	As of December 31,
Employees(1)	2009	2010	2011
Production	24,115	37,255	45,744
Technical(2)	5,169	6,931	7,587
Sales & Marketing	1,218	1,527	1,633
Management & Administration	904	992	1,065

Total	31,406	46,705	56,029

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2011, approximately 75% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2011, our recognized liabilities for defined benefit obligations amounted to (Won)147 billion (US$127 million). See Note 18 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2011, our employee stock ownership association owned approximately 0.01% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 14,808 shares of our common stock as of April 27, 2012, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Stock Options

Our articles of incorporation provide for a long-term incentive plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. As part of our long-term incentive plan, our board of directors resolved in April 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the KOSPI against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. The stock options granted in April 2005 which were previously unexercised expired as of April 7, 2012. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of April 27, 2012 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	21,633,625	6.1%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 27, 2012. None of our major shareholders identified above has voting rights different from those of our other shareholders.

Item 7.B.	Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. See Notes 10 and 23 of the notes to our financial statements. We have conducted our transactions with related parties based on arm’s length negotiations taking into account such considerations as we would in comparable transactions with a non-related party.

We provide payment guarantees in favor of certain of our subsidiaries. For a discussion of such payment guarantee obligations, please see “Item 5.B. Liquidity and Capital Resources” and Note 20 of the notes to our financial statements.

Relationships and Transactions with LG Electronics and Related Companies

Sales to LG Electronics

We sell TFT-LCD panels, primarily large-sized panels for televisions, notebook computers and desktop monitors and small-sized panels for mobile and other applications, to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales to LG Electronics are negotiated based on then-prevailing market terms and prices as adjusted for LG Electronics’ requirements such as volume and product specifications and our internal projections regarding market trends, which are the same considerations that we take into account when negotiating pricing and principal terms of sales to our non-affiliated end-brand customers.

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)5,197 billion (US$4,486 million), or 21.4% of our sales, in 2011.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we sell our products to LG International Japan, Ltd. and LG International Singapore Ltd. Sales to LG International and its subsidiaries on an aggregate basis amounted to (Won)1,528 billion (US$1,319 million), or 6.3% of our sales, in 2011. We sell our products to these subsidiaries of LG International at a price and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company, LG International, or its subsidiaries, and where local market practice permits. Based on this approach, we have established sales subsidiaries in Shenzhen and Shanghai, China, Taiwan, Singapore, Japan, Germany and the U.S. We may establish additional sales subsidiaries in the future in other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Purchases from LG International

We procure a portion of our production materials, supplies and services, from LG International and its subsidiaries in Japan, Europe and the United States. We use these subsidiaries of LG International in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. Purchase prices we pay to these subsidiaries of LG International and other terms of our transactions with them are negotiated based on then-prevailing market terms and prices as adjusted for our requirements such as volume and specifications and our internal projections regarding market trends. We expect to continue to utilize LG International’s overseas subsidiaries for the procurement of a portion of our production materials, supplies and services.

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to (Won)1,335 billion (US$1,152 million), or 4.7% of our total purchases, in 2011.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials necessary for our production process from LG Electronics and its affiliated companies, including LG Chem and LG Innotek (formerly from LG Micron Ltd. prior to its merger with and into LG Innotek in July 2009). Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)2,064 billion (US$1,781 million) in 2011. Our purchases of photo masks from LG Innotek amounted to (Won)273 billion (US$235 million) in 2011.

Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to (Won)4,665 billion (US$4,027 million), or 16.4% of our total purchases, in 2011.

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

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we began making monthly payments to LG Corp. in the aggregate amount per year of 0.1% of our sales, net of advertising expenses, in 2005. This trademark license agreement expired on December 31, 2007, and although the agreement allowed for an automatic renewal, we signed a new trademark license agreement with LG Corp. in February 2008. Under the new agreement, from January 1, 2008 to June 30, 2008 and from July 1, 2008 to December 31, 2010, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.1% and 0.2% of our sales, respectively, net of advertising expenses. As of April 27, 2012, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the new agreement.

Asset Purchase Agreement with LG Innotek

In May 2010, we purchased the TFT-LCD module division of LG Innotek, a subsidiary of LG Electronics, for a purchase price of (Won)238 billion. We expect that through this acquisition, we will be able to increase our TFT-LCD production capacity. The terms of the transaction has been negotiated by the parties on an arm’s-length basis.

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

See “Item 18. Financial Statements” and pages F-1 through F-83.

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

Intellectual Property

In December 2006, LG Display filed a complaint in the U.S. District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs and seeking, among other things, monetary damages for past infringement and an injunction against future infringement. In March 2007, AU Optronics filed a counter-claim against LG Display and its U.S. subsidiary, LG Display America, in the U.S. District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs, but the suit was transferred to the U.S. District Court for the District of Delaware in May 2007. In May 2007, Chi Mei Optoelectronics filed a counter-claim against LG Display and LG Display America for patent infringement in the U.S. District Court for the Eastern District of Texas, but the suit was transferred to the U.S. District Court for the District of Delaware in March 2008. The U.S. District Court for the District of Delaware bifurcated the trial between AU Optronics and Chi Mei Optoelectronics, holding the first trial against AU Optronics in June 2009.

Although LG Display had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. In February 2010, the U.S. District Court for the District of Delaware found that the four AU Optronics patents were valid and were infringed by LG Display and LG Display America, and in April 2010, the court further found that LG Display’s four patents were valid but were not infringed by AU Optronics. In October and November 2010, LG Display filed a motion for a new trial and to amend certain findings on the AU Optronics patents and LG Display’s patents, respectively. In September 2011, LG Display and AU Optronics filed a stipulation for dismissal of the case and amicably settled all claims and counterclaims as between the parties. The stay of the Chi Mei Optoelectronics case was lifted on January 31, 2012, and the parties filed a joint status report with the court on March 23, 2012. A trial date has been set for November 5, 2012.

In February 2007, Anvik Corporation filed a complaint in the U.S. District Court for the Southern District of New York against LG Display and LG Display America, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, LG Display and LG Display America and the other TFT-LCD manufacturing companies, dismissing the case on April 5, 2012. On April 6, 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

On February 7, 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement.

Antitrust and Others

In December 2006, LG Display received notices of investigation by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission with respect to possible anti-competitive activities in the TFT-LCD industry. LG Display subsequently received similar notices from the Competition Bureau of Canada, the Secretariat of Economic Law of Brazil, the Taiwan Fair Trade Commission and the Federal Competition Commission of Mexico.

In November 2008, LG Display executed an agreement with the U.S. Department of Justice whereby LG Display and LG Display America pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of US$400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against LG Display and LG Display America and ordered the payment of US$400 million. The agreement resolved all federal criminal charges against LG Display and LG Display America in the United States in connection with this matter, provided that LG Display continues to cooperate with the U.S. Department of Justice in connection with the ongoing proceedings.

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. As of April 29, 2012, the European Union General Court has not ruled on LG Display’s application. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. As of April 29, 2012, no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. As of April 29, 2012, investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In December 2011, the Korea Fair Trade Commission imposed a fine of (Won)31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. As of April 29, 2012, the Seoul High Court has not ruled on LG Display’s appeal.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display, LG Display America and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against LG Display, alleging similar antitrust violations as alleged in the MDL Proceedings.

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In late April 2012, LG Display reached a settlement-in-principle with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which is subject to court approval and, in the case of the state attorneys general actions, subject to approval by their respective state governments. Once the settlement-in-principle is approved, only the Illinois, Mississippi, Oklahoma, Oregon, South Carolina and Washington attorneys general actions will remain pending. While the Oklahoma and Oregon attorneys general actions are pending in the MDL Proceedings, the Illinois and Washington attorneys general actions are pending in their respective state courts, and the Mississippi and South Carolina attorneys general actions are pending in federal courts in their respective districts.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In addition, in 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., Compucom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and Tweeter Newco, LLC,T-Mobile U.S.A., Inc., Tech Data Corporation and Tech Data Product Management, Inc. filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC and Rockwell Automation LLC filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred or are expected to be transferred to the MDL Proceedings for pretrial proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. LG Display is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In February 2007, LG Display and certain of its current and former officers and directors were named as defendants in a purported shareholder class action in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LG Display, reached an agreement in principle with the class plaintiffs to settle the action and, in March 2011, the district court granted final approval of the settlement.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have recognized provisions in 2011 with respect to those contingencies in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2011 and may have a material adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

On March 12, 2010, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010. On March 11, 2011, we declared a cash dividend of (Won)178.9 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011. At our annual general meeting of shareholders that was held on March 9, 2012, we did not declare a cash dividend to our shareholders.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2011, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2011, 10,462,289 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange					New York Stock Exchange
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in thousands of DRs)
2007	(Won)	56,000	(Won)	26,250	2,248	US$	31.13	US$	14.01	1,091
2008		50,600		16,650	3,557		24.99		5.54	1,113
2009		39,250		22,800	3,962		16.93		7.78	1,646
2010		47,900		33,250	2,877		21.10		14.03	1,465
First Quarter		41,900		34,600	2,750		18.24		15.04	1,484
Second Quarter		47,900		40,300	2,956		21.10		16.10	1,855
Third Quarter		40,400		33,250	3,212		17.78		14.03	1,512
Fourth Quarter		41,900		37,400	2,597		18.54		16.37	1,014
2011		40,950		17,500	3,250		18.81		7.72	1,210
First Quarter		40,950		33,650	2,711		18.11		15.03	1,134
Second Quarter		40,900		28,050	3,463		18.81		13.04	1,372

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of DRs)
Third Quarter	31,300	17,500	3,410	14.55	7.72	1,332
Fourth Quarter	26,300	18,150	3,394	11.75	7.80	999
October	24,500	18,150	4,066	10.92	7.80	1,141
November	25,950	21,500	3,554	11.75	9.73	1,052
December	26,300	22,250	2,586	11.55	9.42	804
2012
First Quarter	30,450	24,950	2,621	13.61	10.83	760
January	29,450	24,950	2,516	13.03	10.83	833
February	30,450	28,150	2,641	13.61	12.70	794
March	29,650	26,350	2,700	13.31	11.61	736
Second Quarter	27,850	25,850	1,903	12.16	11.46	643
April (through April 27)	27,850	25,850	1,903	12.16	11.46	643

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2011, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)1,042.0 trillion. The average daily trading volume of equity securities for 2011 was approximately 353.8 million shares with an average transaction value of (Won)6,863.1 billion.

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

Movements in KOSPI for the periods indicated are set out in the following table:

	Opening	High	Low	Closing
1982	123.60	134.48	106.00	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.12
2012 (through April 27)	1,826.37	2,049.28	1,826.37	1,975.35

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1982	334	(Won)	3,001	US$	4,012	9,704	(Won)	6,667	US$	8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,595		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,697
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,935		763,060	485,657		5,795,552		4,980,495
2010	766		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,760		6,863,146		5,924,166
2012 (through April 27)	788		1,047,657		920,532	519,041		5,652,173		4,966,324

Source: The Korea Exchange

(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on the last business day of the year indicated other than for 2012, which is converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 20, 2012 (the latest available noon buying rate prior to filing this annual report).

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

In addition, on January 28, 2002, the Korea Exchange opened a new options market for the stock of seven companies (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company), and as of June 13, 2011, the Korea Exchange expanded this market to include the stock of 33 companies. Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

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

General

Under our articles of incorporation, which was last amended in March 2011, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of W5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2011, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2011, approximately 0.01% of the outstanding shares were held by our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers or providing such notice in the electronic notification system of the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. We will use Maeil Business Newspaper and The Chosun Ilbo, published in Seoul, Korea, for public notice purposes. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange (1) a yearly report (including audited non-consolidated financial statements and audited consolidated financial statements) within 90 days after the end of our fiscal year, provided that the audited consolidated financial statements may be separately submitted within 120 calendar days of the end of the fiscal year, and (2) interim reports with respect to the three-month period, six-month period and nine-month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports will be available for public inspection at the Financial Services Commission and the Korea Exchange.

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

Acquisition of Shares by Us

Under the Korean Commercial Code, we may acquire our own shares pursuant to a resolution adopted at a general meeting of shareholders through either (i) purchases on a stock exchange or (ii) with respect to shares other than any redeemable shares as set forth in Article 345, Paragraph (1) of the Korean Commercial Code, purchases from each shareholder in proportion to such shareholder’s existing shareholding ratio through the methods set forth in the Presidential Decree, provided that the aggregate purchase price does not exceed the amount of our profit that may be distributed as dividends in respect of the immediately preceding fiscal year.

In addition, pursuant to the Financial Investment Services and Capital Markets Act, we may acquire shares through purchases on the Korea Exchange or through a tender offer. We may also acquire interests in our own shares through agreements with trust companies or retrieve our own shares from a trust company upon termination of the trust agreement. The aggregate purchase price for shares purchased through such means may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 40% of the non-reported tax amount or 10% to 40% of the under-reported tax amount, respectively. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 10.95% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2013 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

Our primary market risk exposures relate to interest rate movements on floating rate borrowings and exchange rate movements on foreign currency denominated accounts receivable, as well as foreign currency denominated future cash flows, mostly denominated in U.S. dollars, Euro and Japanese Yen, and foreign currency denominated accounts payable for purchases of raw materials and supplies, primarily denominated in Japanese Yen. The fair value of our financial instruments has been determined as the price, as of the applicable measurement date, that we would receive when selling an asset or that we would pay when transferring a liability, in an orderly transaction between market participants. Fair value is based on quoted market prices where available.

For a further discussion of our market risk and fair value of our financial assets and liabilities, see Note 13 to the notes to our financial statements.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2011, we had outstanding long-term debt, including current portion, in the amount of (Won)4,501 billion (US$3,885 million).

From time to time, we enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2011, we had no interest rate swap contracts outstanding.

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

As of December 31, 2011, we had US$1,451 million aggregate principal amount of U.S. dollar-denominated long-term loans, ¥16 billion aggregate principal amount of Japanese Yen-denominated long-term loans, €27 million aggregate principal amount of Euro-denominated long-term loan and RMB 142 million aggregate principal amount of RMB-denominated long-term loan. The interest rate on these loans is set based on three-month U.S. dollar LIBOR plus 0.66 to 2.79%, six-month U.S. dollar LIBOR plus 0.69% to 1.99%, three-month Japanese Yen LIBOR plus 1.80% to 2.40%, three-month Euribor plus 0.6% and 90% to 95% of the rates published by the People’s Bank of China. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar-denominated, Japanese Yen-denominated, Euro-denominated and RMB-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2012		2013		2014		2015		2016		Thereafter		Total		2011
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate ((Won))	(Won)	300	(Won)	250	(Won)	639	(Won)	499	(Won)	908	(Won)	3	(Won)	2,599	(Won)	2,605
Average interest rate		5.4%		4.9%		4.8%		5.0%		4.7%		2.8%
Variable Rate ((Won))	(Won)	4	(Won)	5	(Won)	4	(Won)	2	(Won)	1	(Won)	0.4	(Won)	17	(Won)	17
Average interest rate		2.3%		2.0%		2.0%		2.0%		2.0%		2.0%
Variable rate (RMB)	(Won)	26		—		—		—		—		—	(Won)	26	(Won)	26
Average interest rate		4.6%		—		—		—		—		—
Variable rate (EUR)	(Won)	32	(Won)	8		—		—		—		—	(Won)	40	(Won)	40
Average interest rate		2.1%		2.1%		—		—		—		—
Fixed rate (US$)	(Won)	87		—		—		—		—		—	(Won)	87	(Won)	87
Average interest rate		3.1%		—		—		—		—		—
Variable rate (US$)	(Won)	195	(Won)	754	(Won)	496	(Won)	138		—		—	(Won)	1,583	(Won)	1,583
Average interest rate		1.3%		2.3%		2.5%		2.3%		—		—
Variable rate (JPY ¥)	(Won)	237		—		—		—		—		—	(Won)	237	(Won)	237
Average interest rate		2.7%		—		—		—		—		—

For a further sensitivity analysis on our interest rate risk exposures, see Note 13(d) of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Euro and the Japanese Yen. As of December 31, 2011, we had U.S. dollar denominated sales-related accounts receivable of US$2,064 million, which represented 87% of our total sales-related accounts receivable balance. As of December 31, 2011, we also had Euro denominated sales-related accounts receivable of €42 million and Chinese Renminbi denominated sales-related accounts receivable of RMB 1,054 million, which represented 2% and 7% of our total sales-related accounts receivable balance, respectively.

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

We hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar exposure using forward contracts. The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2011. Based on our overall foreign currency exposure as of December 31, 2011, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	160 million
Average contractual exchange rate	(Won)	1,115.0/US$
Change in fair value	(Won)	(7) billion

For a further discussion of our foreign currency risk exposures, including a sensitivity analysis on our currency risk exposures, see Note 13(c) of the notes to our financial statements.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for 76.5% of our sales in 2009, 75.8% in 2010 and 70.9% in 2011. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 6.3% of our sales in 2011, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 65 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer to whom we supply products on an open account basis in accordance with our internal credit guidelines. We assess credit risk through quantitative and qualitative analysis, and based on this analysis, we establish credit limits and determine whether we will seek to use one or more credit support devices, such as obtaining some form of third-party guaranty or stand-by letter of credit, obtaining credit insurance or through factoring of all or part of accounts receivables. Our credit policy does not require credit limits on accounts receivable created on letters of credit. To date we have not experienced any material problems relating to customer payments. For a further discussion of our credit risk exposures, see Note 13(a) to the notes to our financial statements.

According to the Korean Statistical Information Service, the rate of inflation in Korea was 2.8% in 2009, 3.0% in 2010 and 4.0% in 2011. Inflation has not had a material impact on our results of operations in recent years.

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

As a holder of our ADSs, you are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as the following:

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

Fees and Payments from the Depositary to Us

In 2011, we received the following payments from the depositary:

Reimbursement of listing fees:	US$	54,286
Reimbursement of settlement infrastructure fees (including DTC fees):	US$	50,796
Reimbursement of proxy process expenses (printing, postage and distribution):	US$	9,520
Reimbursement of legal fees:	US$	277,204
Contributions toward our investor relations efforts (non-deal roadshows / investor conferences and investor relations agency fees, etc.):	US$	572,425

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., the member firms of KPMG, and their respective affiliates (collectively, “KPMG”) during the fiscal year ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009		2010		2011
	(in millions of Won)
Audit fees	(Won)	2,596	(Won)	3,479	(Won)	3,205
Audit-related fees		170		133		—
Tax fees		403		171		232
All other fees		280		6		—

Total fees	(Won)	3,449	(Won)	3,789	(Won)	3,437

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

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S. Securities and Exchange Commission. In 2011, no fees were approved pursuant to the de minimis exception.

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our Outside Director Nomination and Corporate Governance Committee is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted the Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description
1.1*	Articles of Incorporation (translation in English) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on May 3, 2011)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

4.1*	Joint Venture Agreement by LG Display and Nippon Electric Glass Co., Ltd. (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 11, 2005)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD.
(Registrant)

/s/ SANG BEOM HAN
(Signature)
Name:	Sang Beom Han
Title:	Representative Director, Executive Vice President and Chief Executive Officer

/s/ JAMES JEONG
(Signature)
Name:	James (Hoyoung) Jeong
Title:	Director, Executive Vice President and Chief Financial Officer

Date: April 30, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LG Display Co., Ltd’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on LG Display Co., Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2012

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2010 and 2011

(In millions of won)	Note	December 31, 2010		December 31, 2011
Assets
Cash and cash equivalents	6	(Won)	1,631,009	1,517,977
Deposits in banks	6, 13		1,503,000	815,000
Trade accounts and notes receivable, net	7, 13, 20, 24		3,000,661	2,740,107
Other accounts receivable, net	7, 13		244,662	212,870
Other current financial assets	9, 13		35,370	3,297
Inventories	8		2,215,217	2,317,370
Other current assets	7		210,514	251,444

Total current assets			8,840,433	7,858,065
Investments in equity accounted investees	10		325,532	385,145
Other non-current financial assets	9, 13		83,246	84,548
Deferred tax assets	31		1,074,853	1,424,005
Property, plant and equipment, net	11, 24		12,815,401	14,696,849
Intangible assets, net	12, 24		539,901	535,114
Other non-current assets	7, 13		178,292	179,205

Total non-current assets			15,017,225	17,304,866

Total assets		(Won)	23,857,658	25,162,931

Liabilities
Trade accounts and notes payable	23	(Won)	2,961,995	3,782,627
Current financial liabilities	13, 14		2,100,979	894,972
Other accounts payable			2,592,527	3,992,671
Accrued expenses			373,717	267,595
Income tax payable			153,890	58,259
Provisions	15		634,815	279,403
Advances received			44,879	616,351
Other current liabilities	19		19,027	19,556

Total current liabilities			8,881,829	9,911,434
Non-current financial liabilities	13, 14		2,542,900	3,722,364
Non-current provisions	15		8,773	5,400
Deferred tax liabilities	31		6,640	240
Employee benefits	18		78,715	146,638
Long-term advances received	20		945,287	668,914
Other non-current liabilities	19		332,547	576,913

Total non-current liabilities			3,914,862	5,120,469

Total liabilities			12,796,691	15,031,903

Equity
Share capital	22		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	22		(35,298)	12,181
Retained earnings			7,031,163	6,063,359

Total equity attributable to equity holders of the Company			11,036,057	10,115,732

Non-controlling interests			24,910	15,296

Total equity			11,060,967	10,131,028

Total liabilities and equity		(Won)	23,857,658	25,162,931

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2009, 2010 and 2011

(In millions of won, except earnings per share)	Note	2009		2010	2011
Revenue	23, 24, 25	(Won)	20,037,701	25,511,535	24,291,289
Cost of sales	8, 23		(17,476,995)	(21,780,880)	(23,081,322)

Gross profit			2,560,706	3,730,655	1,209,967
Other income	26		1,365,554	1,483,443	1,223,545
Selling expenses	17		(712,580)	(846,376)	(728,419)
Administrative expenses	17		(325,325)	(521,035)	(564,337)
Research and development expenses			(407,857)	(674,684)	(681,228)
Other expenses	26		(1,470,146)	(1,861,531)	(1,383,864)

Results from operating activities			1,010,352	1,310,472	(924,336)

Finance income	29		332,721	240,988	207,266
Finance costs	29		(343,855)	(288,472)	(363,309)
Other non-operating loss, net			(6,475)	(15,611)	(16,627)
Equity income on investments, net			20,217	18,192	16,047

Profit (loss) before income tax			1,012,960	1,265,569	(1,080,959)
Income tax expense (benefit)	30		(104,818)	106,335	(293,064)

Profit (loss) for the year			1,117,778	1,159,234	(787,895)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	29, 30		(24,367)	12,063	2,700
Net change in fair value of cash flow hedges transferred to profit or loss	29		2,534	—	—
Defined benefit plan actuarial gains (losses)	18, 30		(18,927)	4,480	(23,732)
Cumulative translation differences	29, 30		(37,175)	6,735	47,443
Gain (loss) on sales of own shares of associate accounted for using the equity method	30		—	810	(214)
Income tax benefit (expense) on other comprehensive income (loss) items	30		10,907	(5,107)	4,958

Other comprehensive income for the year, net of income tax			(67,028)	18,981	31,155

Total comprehensive income (loss) for the year		(Won)	1,050,750	1,178,215	(756,740)

Profit (loss) attributable to:
Owners of the Company			1,117,778	1,156,343	(771,223)
Non-controlling interests			—	2,891	(16,672)

Profit (loss) for the year		(Won)	1,117,778	1,159,234	(787,895)

Total comprehensive income (loss) attributable to:
Owners of the Company			1,050,750	1,175,216	(741,417)
Non-controlling interests			—	2,999	(15,323)

Total comprehensive income (loss) for the year		(Won)	1,050,750	1,178,215	(756,740)

Earnings (loss) per share
Basic earnings (loss) per share	32	(Won)	3,124	3,232	(2,155)

Diluted earnings (loss) per share	32	(Won)	3,124	3,152	(2,155)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009, 2010 and 2011

(In millions of won)	Share capital		Share premium	Gain (loss) on sales of own shares of associates	Translation reserve	Hedging reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity
Balances at January 1, 2009	(Won)	1,789,079	2,251,113	—	—	(1,920)	3,500	5,126,135	—	9,167,907

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	—	1,117,778	—	1,117,778
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	(18,136)	—	—	(18,136)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	1,920	—	—	—	1,920
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	(14,443)	—	(14,443)
Cumulative translation differences, net of tax		—	—	—	(36,369)	—	—	—	—	(36,369)

Total other comprehensive income (loss)		—	—	—	(36,369)	1,920	(18,136)	(14,443)	—	(67,028)

Total comprehensive income (loss) for the year	(Won)	—	—	—	(36,369)	1,920	(18,136)	1,103,335	—	1,050,750

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)

Balances at December 31, 2009	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	—	1,156,343	2,891	1,159,234
Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	9,076	—	—	9,076
Cumulative translation differences, net of tax		—	—	—	5,821	—	—	—	108	5,929
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	3,166	—	3,166
Gain on sales of own shares of associates accounted for using the equity method, net of tax		—	—	810	—	—	—	—	—	810

Total other comprehensive income		—	—	810	5,821	—	9,076	3,166	108	18,981

Total comprehensive income for the year	(Won)	—	—	810	5,821	—	9,076	1,159,509	2,999	1,178,215

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	21,911	21,911

Balances at December 31, 2010	(Won)	1,789,079	2,251,113	810	(30,548)	—	(5,560)	7,031,163	24,910	11,060,967

Balances at January 1, 2011	(Won)	1,789,079	2,251,113	810	(30,548)	—	(5,560)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the year
Loss for the year		—	—	—	—	—	—	(771,223)	(16,672)	(787,895)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	1,704	—	—	1,704
Cumulative translation differences, net of tax		—	—	—	45,989	—	—	—	1,349	47,338
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	—	(17,673)	—	(17,673)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(214)	—	—	—	—	—	(214)

Total other comprehensive income (loss)		—	—	(214)	45,989	—	1,704	(17,673)	1,349	31,155

Total comprehensive income (loss) for the year	(Won)	—	—	(214)	45,989	—	1,704	(788,896)	(15,323)	(756,740)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	5,709	5,709

Balances at December 31, 2011	(Won)	1,789,079	2,251,113	596	15,441	—	(3,856)	6,063,359	15,296	10,131,028

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2010 and 2011

(In millions of won)	Note	2009		2010	2011
Cash flows from operating activities:
Profit (loss) for the year		(Won)	1,117,778	1,159,234	(787,895)
Adjustments for:
Income tax expense (benefit)	30		(104,818)	106,335	(293,064)
Depreciation	11		2,778,727	2,756,532	3,413,450
Amortization of intangible assets	12		63,339	168,846	237,996
Gain on foreign currency translation			(159,293)	(119,880)	(85,804)
Loss on foreign currency translation			31,844	85,263	132,295
Gain on disposal of property, plant and equipment			(486)	(1,387)	(740)
Loss on disposal of property, plant and equipment			234	415	862
Impairment loss on property, plant and equipment			664	—	3,589
Gain on disposal of intangible assets			(9)	—	—
Loss on disposal of intangible assets			—	—	1,588
Impairment loss on intangible assets			—	—	5,574
Finance income			(217,657)	(165,465)	(59,542)
Finance costs			185,392	167,843	238,737
Equity in income of equity method accounted investees, net			(20,217)	(18,192)	(16,047)
Other income			(52,357)	(23,913)	(19,591)
Other expenses			575,829	708,718	323,971
Other non-operating losses			—	275	7

			4,198,970	4,824,624	3,095,386
Change in trade accounts and notes receivable			(912,427)	(81,196)	296,691
Change in other accounts receivable			(48,311)	(13,442)	(90,398)
Change in other current assets			7,483	(50,310)	11,010
Change in inventories			(531,108)	(510,332)	(102,153)
Change in other non-current accounts receivable			626	267	—
Change in other non-current assets			(37,859)	(54,146)	(39,796)
Change in trade accounts and notes payable			1,021,864	966,567	792,128
Change in other accounts payable			48,005	(30,419)	97,686
Change in accrued expenses			123,666	68,948	(158,640)
Change in other current liabilities			128,158	11,654	(5,384)
Change in long-term advance received			695,500	379,105	281,975
Change in other non-current liabilities			(4,214)	10,231	13,770
Change in provisions			(125,817)	(290,536)	(208,390)
Change in defined benefit obligation			(91,005)	(103,716)	(69,727)

Cash generated from operating activities			4,473,531	5,127,299	3,914,158
Income taxes paid			(363,773)	(242,389)	(162,266)
Interest received			171,861	110,812	65,600
Interest paid			(128,313)	(112,190)	(151,634)

Net cash from operating activities		(Won)	4,153,306	4,883,532	3,665,858

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2009, 2010 and 2011

(In millions of won)	2009		2010	2011
Cash flows from investing activities:
Dividends received	(Won)	557	33,772	6,130
Proceeds from withdrawal of deposits in banks		3,555,000	5,400,000	2,401,500
Increase in deposits in banks		(4,000,000)	(4,403,000)	(1,713,500)
Acquisition of investments in equity accounted investees		(186,477)	(72,316)	(53,226)
Proceeds from disposal of investments in equity accounted investees		—	20,530	2,045
Acquisition of property, plant and equipment		(3,761,424)	(4,942,360)	(4,063,070)
Proceeds from disposal of property, plant and equipment		7,850	1,887	643
Acquisition of intangible assets		(202,649)	(227,663)	(215,286)
Proceeds from disposal of intangible assets		11	—	—
Grant received		2,550	46	1,605
Receipt from (payment for) settement of derivatives		50,946	(14,781)	23,784
Proceeds from short-term loans		23	42	92
Acquisition of other non-current financial assets		(32,817)	(52,205)	(59,444)
Proceeds from disposal of other non-current financial assets		2,106	11,417	174,266
Acquisition of businesses, net of cash acquired		—	(270,536)	—

Net cash used in investing activities		(4,564,324)	(4,515,167)	(3,494,461)

Cash flows from financing activities:
Proceeds from short-term borrowings		879,117	1,422,669	1,292,804
Repayment of short-term borrowings		(727,938)	(1,007,485)	(2,483,997)
Issuance of debentures		498,020	1,117,437	1,145,209
Redemption of debentures		(400,000)	—	—
Proceeds from long-term debt		370,299	477,064	941,921
Repayment of long-term debt		—	(120,000)	—
Repayment of current portion of long-term debt		(557,612)	(1,324,562)	(1,000,987)
Increase in non-controlling interest		—	21,911	5,709
Payment of cash dividend		(178,908)	(178,908)	(178,908)

Net cash provided by (used in) financing activities		(117,022)	408,126	(278,249)

Net increase (decrease) in cash and cash equivalents		(528,040)	776,491	(106,852)
Cash and cash equivalents at January 1		1,352,752	817,982	1,631,009
Effect of exchange rate fluctuations on cash held		(6,730)	36,536	(6,180)

Cash and cash equivalents at December 31	(Won)	817,982	1,631,009	1,517,977

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea, to which the Controlling Company moved in December 2011. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2011, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2011, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2011, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2011, there are 20,924,578 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2011

(In millions)

Subsidiaries	Percentage of ownership	Location	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	USD185
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD Products	JPY95
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd. (*2)	100%	Nanjing, China	July 15, 2002	Manufacture and sell TFT-LCD products	CNY2,552
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY4
LG Display Poland Sp. z o. o. (*3)	80%	Wroclaw, Poland	September 6, 2005	Manufacture and sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd. (*4)	90%	Guangzhou, China	June 30, 2006	Manufacture and sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	SGD1.4
L&T Display Technology (Xiamen) Limited	51%	Xiamen, China	January 5, 2010	Manufacture LCD module and TV sets	CNY82
L&T Display Technology (Fujian) Limited	51%	Fujian, China	January 5, 2010	Manufacture LCD Module and monitor sets	CNY116
LG Display Yantai Co., Ltd.	100%	Yantai, China	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 273
L&I Electronic Technology (Dongguan) Limited	51%	Dongguan, China	September 26, 2010	Manufacture and Sell e-Book devices	CNY 33
Image&Materials, Inc. (*5)	100%	Domestic	May 17, 2006	Manufacture EPD materials	KRW 889
LUCOM Display Technology (Kunshan) Limited (*6)	51%	Kunshan, China	December 15, 2010	Manufacture Notebook Borderless Hinge-up	CNY 99
LG Display U.S.A Inc. (*7)	100%	Texas, U.S.A.	October 26, 2011	Manufacture TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V. (*7)	100%	Reynosa, Mexico	November 24, 2011	Manufacture TFT-LCD products	MXN 112

(*1)	In June 2011, the Controlling Company contributed (Won)86,520 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2011, Continued

(*2)	In January and June 2011, the Controlling Company contributed (Won)14,363 million and (Won)35,618 million, respectively, in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of these additional investments.

(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is based on LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.

(*4)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which is reduced to 10% at December 31, 2009 with additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract that is based on LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiration date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

(*5)	In June and September 2011, the Controlling Company contributed (Won)3,000 million each, (Won)6,000 million in total, in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Controlling Company’s ownership percentage in I&M as a result of these additional investments.

(*6)	In February and April 2011, the Controlling Company contributed (Won)3,417 million and (Won)2,525 million, respectively, in cash for the capital increase of LUCOM Display Technology (Kunshan) Limited (“LUCOM”). There were no changes in the Controlling Company’s ownership percentage in LUCOM as a result of these additional investments.

(*7)	In October and November 2011, LG Display U.S.A Inc. (“LGDUH”) and L&T Display Reynosa S.A.de C.V (“LGDRS”) were incorporated in Texas, U.S.A and Reynosa, Mexico, respectively, for LCD module production. As of December 31, 2011, the Controlling Company indirectly controls LGDRS since LGDUH which is wholly owned by the Controlling Company has 99% equity of LGDRS. As of December 31, 2011, the capital stock of LGDUH and LGDRS amounts to (Won)12,353 million and (Won)9,200 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

1.	Reporting Entity, Continued

(c)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2011

(In millions of won)

Associates and jointly controlled entities	Percentage of ownership	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	51%	October 2008	Manufacture and sell LCD modules and LCD TV set	(Won)	133,000
Guangzhou New Vision Technology Research and Development Limited	50%	July 2008	R&D on design of LCD modules and LCD TV set		3,814
Global OLED Technology LLC	33%	December 2009	Managing and utilizing OLED patents		44,147
Paju Electric Glass Co., Ltd.	40%	January 2005	Manufacture electric glass for flat-panel displays		69,395
TLI Inc.	12%	October 1998	Manufacture and sell semiconductor parts		16,410
AVACO Co., Ltd.	20%	January 2001	Manufacture and sell equipment for flat-panel displays		7,328
New Optics LTD.	42%	August 2005	Manufacture back light parts for TFT-LCDs		10,986
LIG ADP Co., Ltd.	13%	January 2001	Develop and manufacture the equipment for flat-panel displays		2,745
WooRee LED Co., Ltd.	30%	June 2008	Manufacture LED back light unit packages		15,080
Dynamic Solar Design Co., Ltd.	40%	April 2009	Develop and manufacture equipment for solar battery and flat-panel displays		1,538
RPO, Inc.	26%	November 2005	Develop digital waveguide touch technology		—
LB Gemini New Growth Fund No. 16	31%	December 2009	Invest in small and middle sized companies and to benefit from M&A opportunities		13,658
Can Yang Investments Limited	12%	January 2010	Develop and manufacture and sell TFT-OLEDs		14,488
YAS Co., Ltd.	19%	April 2002	Develop and manufacture deposition equipment for OLEDs		9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20%	August 2010	Manufacture LED Packages		4,173
Narenanotech Corporation	23%	December 1995	Manufacture and sell equipment for flat-panel displays		27,969
Avatec. Co., Ltd.	20%	August 2000	Manufacture and sell glass for flat-panel displays		10,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2012.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value,

•	financial instruments at fair value through profit or loss measured at fair value,

•	available-for-sale financial assets measured at fair value,

•	liabilities for cash-settled share-based payment arrangements measured at fair value, and

•	liabilities for defined benefit plans recognized as the present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3(j) and 20)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 30)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries, where control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves is allocated to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence over the financial and operating policies, but not control. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement that requires unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are initially recognized at cost and accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gains or losses, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant accumulative amount in other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount in other comprehensive income is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

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

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred. As of December 31, 2011, financial liabilities at fair value through profit or loss of the Group consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2011, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

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

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate, and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

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

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

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

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

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

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in selling and administrative expenses in the statement of comprehensive income.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

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

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions, Continued

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)	Employee Benefits

(i) Short-term employee benefits

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

(ii) Other long-term employee benefits

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

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

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (CODM) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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

(p)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	Adopted New and Amended Accounting Pronouncements

In 2009, International Accounting Standards (“IAS”) 24 was revised to simplify the definition of a related party, to clarify its intended meaning, and to eliminate inconsistencies from the definition. The new standard is effective for fiscal periods beginning on or after January 1, 2011. The Company retrospectively applied IAS 24 revised from the fiscal period beginning on January1, 2011 for all periods presented and the required disclosures are included in Note 23.

(r)	Recent Accounting Pronouncements, Not Yet Adopted

The following accounting standards, interpretations and amendments will be effective for annual periods beginning after January 1, 2012 and have not been applied in preparing these financial statements.

(i) IAS No.1, Presentation of Financial Statements (Amendments to IAS 1)

The new amendment requires separation of items presented in OCI into two groups, based on whether or not they can be recycled into the statement of comprehensive income in the future. Items that will not be recycled in the future are presented separately from items that may be recycled in the future. The standard is effective for annual periods beginning on or after July 1, 2012.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(r)	Recent Accounting Pronouncements, Not Yet Adopted, Continued

(ii) IAS No.19, Employee Benefits

The new amendment no longer allows for deferral of actuarial gains and losses or cost of plan changes and it introduces significant changes to the recognition and measurement of defined benefit pension expenses and their presentation in the statement of comprehensive income. Additional disclosure requirements have been added for risks and plan objectives and the distinction between short-term and other long-term benefits has been revised. The revisions further clarify the classification of various costs involved in benefit plans. The standard is effective for annual periods beginning on or after January 1, 2013 with early application permitted and should generally be applied retrospectively. The Company does not intend to early adopt this statement.

(iii) IFRS No. 7, Financial Instruments : Disclosures

The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Group derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of the risks. The amendments will be applied prospectively for the Group’s annual periods beginning on or after July 1, 2011.

(iv) IFRS No. 9, Financial Instrument

This standard introduces certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of International Accounting Standards (“IASs”) No. 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. In August 2011, the IASB issued an exposure draft proposing to postpone the effective date of IFRS 9 to annual reporting periods beginning on or after January 1, 2015.

(v) IFRS No.13, Fair value measurement

The new standard defines fair value, sets out a framework for measuring fair value and the required disclosures about fair value measurements. IFRS 13 does not require fair value measurements in addition to those already required or permitted by other IFRSs, rather it prescribes how fair value should be measured if another IFRS requires it. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

3.	Summary of Significant Accounting Policies, Continued

(r)	Recent Accounting Pronouncements, Not Yet Adopted, Continued

(vi) IFRS No.10, Consolidated Financial Statements

IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Major changes in relation to current guidance might relate to the assessment of control in situations when an investor holds less than a majority of voting rights, however, has the practical ability to direct the relevant activities of the investee unilaterally by other means.

(vii) IFRS 11 Joint Arrangements

The standard provides guidance for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard classifies joint arrangements into two types—joint operations and joint ventures: A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement applicable to the particular assets, liabilities, revenues and expenses. A joint venturer is required to recognize an investment and to account for that investment using the equity method.

(viii) IFRS 12 Disclosure of Interests in Other Entities

This is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and off balance sheet vehicles. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In addition, according to the amendments of IFRS 10 through IFRS 12, the IASB published consequential amendments to IAS 27, Separate Financial Statements, amended in 2011, and IAS 28, Investments in Associates and Joint Ventures, amended in 2011. IAS 27 (amended 2011) now only contains requirements relating to separate financial statements as a result of the issuance of IFRS 10. According to the amendment of IAS 28, an entity shall account for an investment, or a portion of an investment, in an associate or a joint venture as held for sale if it meets the relevant criteria. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.

IFRS 10 through IFRS 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early, but must be adopted as a package, that is, all as of the same date, except that an entity may early adopt the disclosure provisions for IFRS 12 (without adopting the other new standards). The Company does not intend to early adopt this statement and the standards are to be applied on a retrospective basis.

Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

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

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

4.	Determination of Fair Value, Continued

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

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

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

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

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

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

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

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. There are no interest rate swaps contract as of December 31, 2010 and 2011 to hedge interest rate risk at this time.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by IFRS, is identical to the definition of capital, managed by management.

(In millions of won)	December 31, 2010		December 31, 2011
Total liabilities	(Won)	12,796,691	15,031,903
Total equity		11,060,967	10,131,028
Cash and deposits in banks (*)		3,134,009	2,332,977
Borrowings		4,642,923	4,610,367
Total liabilities to equity ratio		116%	148%
Net borrowings to equity ratio		14%	22%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Current assets
Cash and cash equivalents
Demand deposits	(Won)	1,631,009	1,517,977
Deposits in banks
Time deposits	(Won)	1,500,000	800,000
Restricted cash		3,000	15,000

	(Won)	1,503,000	815,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Trade, net	(Won)	2,230,003	2,113,912
Due from related parties		770,658	626,195

	(Won)	3,000,661	2,740,107

As of December 31, 2010 and 2011, current trade accounts and notes receivable sold to financial institutions without recourse were (Won)1,290,234 million and (Won)1,630,852 million, respectively. For the years ended December 31, 2010 and 2011, the Group recognized losses on disposal of trade accounts and notes receivable of (Won)9,366 million and (Won)20,359 million, respectively.

(b)	Other accounts receivable at the reporting date is as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Current assets
Non-trade accounts receivable, net	(Won)	220,477	197,300
Accrued income		24,093	15,570
Short-term loans		92	—

	(Won)	244,662	212,870

Due from related parties included in other accounts receivable, as of December 31, 2010 and 2011 are (Won)9,005 million and (Won)1,772 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Current assets
Advance payments	(Won)	10,947	12,115
Prepaid expenses		43,456	42,208
Value added tax refundable		144,727	188,599
Others		11,384	8,522

	(Won)	210,514	251,444

Non-current assets
Long-term prepaid expenses	(Won)	166,958	157,344
Others		11,334	21,861

	(Won)	178,292	179,205

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Finished goods	(Won)	978,386	921,936
Work-in-process		612,497	772,206
Raw materials		421,593	458,085
Supplies		202,741	165,143

	(Won)	2,215,217	2,317,370

The amount of the inventories recognized as cost (cost of sales) and valuation loss on inventories as cost of sales are as follows:

(In millions of won)	2009		2010	2011
Inventories recognized as cost of sales	(Won)	17,476,995	21,780,880	23,081,322
Including: inventory write-downs		96,920	155,142	133,341

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Current assets
Deposits	(Won)	26,116	3,297
Derivatives not used for hedging		9,254	—

	(Won)	35,370	3,297

Non-current assets
Guarantee deposits with banks	(Won)	13	95
Financial assets at fair value through profit or loss		16,804	—
Available-for-sale financial assets		42,753	13,682
Deposits		23,676	70,171
Long-term loans		—	600

	(Won)	83,246	84,548

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

9.	Other Financial Assets, Continued

(b)	As of December 31, 2011, there are no financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss as of December 31, 2010 were as follow:

(In millions of won)	Acquisition cost		Fair value
Everlight Electronics Co. Ltd.	(Won)	14,404	16,804

The financial assets at fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale. For the year ended December 31, 2011, the Controlling Company has exercised the put option attached to the debt securities in full.

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Non-current assets
Debt securities
Government bonds	(Won)	2,346	2,838
Hydis Technologies Co., Ltd.		26,085	—
Equity securities
E Ink Holdings, Inc. (formerly, Prime View International Co., Ltd.)	(Won)	9,701	6,319
Intellectual Discovery, Ltd.		—	2,673
Formosa Epitaxy, Inc. (“Formosa”)		4,509	1,735
Other		112	117

	(Won)	42,753	13,682

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)	Carrying value
Company	December 31, 2010		December 31, 2011
Suzhou Raken Technology Ltd.	(Won)	114,402	133,000
Guangzhou New Vision Technology Research and Development Limited		3,540	3,814
Global OLED Technology LLC		47,594	44,147
Paju Electric Glass Co., Ltd.		45,947	69,395
TLI Inc. (*1)		16,614	16,410
AVACO Co., Ltd. (*1)		6,998	7,328
New Optics Ltd.		17,261	10,986
LIG ADP Co., Ltd.(*1)		4,037	2,745
WooRee LED Co., Ltd.		12,448	15,080
Dynamic Solar Design Co., Ltd.		5,776	1,538
RPO, Inc.		11,268	—
LB Gemini New Growth Fund No.16		7,949	13,658
Can Yang Investments Limited		16,999	14,488
YAS Co., Ltd.		10,124	9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,575	4,173
Narenanotech Corporation		—	27,969
Avatec. Co., Ltd.		—	10,600

	(Won)	325,532	385,145

(*1)	Based on quoted market prices at December 31, 2011, the fair values of the investments in TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd., which are listed companies on the Korea Exchange, are (Won)6,205 million, (Won)25,159 million and (Won)9,300 million, respectively.

The received dividends from equity accounted investees for the years ended December 31, 2010 and 2011 amounted to (Won)33,772 million and (Won)6,130 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

10.	Investments in Equity Accounted Investees, Continued

Summary of the financial information of equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a) Summary of the financial information of investments in joint ventures is as follows:

(In millions of won)	December 31, 2009
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	398,750	88,902	487,652	291,561	7	291,568	1,496,137	1,438,521	57,616
Guangzhou New Vision Technology Research and Development Limited	50		7,854	147	8,001	5	4	9	655	109	546
Global OLED Technology LLC (*2)	49		—	147,450	147,450	—	—	—	—	—	—

(In millions of won)	December 31, 2010
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	809,713	114,772	924,485	691,179	—	691,179	2,101,073	2,063,414	37,659
Guangzhou New Vision Technology Research and Development Limited	50		6,659	422	7,081	2	—	2	172	1,141	(969)
Global OLED Technology LLC (*2)	33		16,197	131,238	147,435	2,020	—	2,020	5,373	16,866	(11,493)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

10.	Investments in Equity Accounted Investees, Continued

(In millions of won)	December 31, 2011
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	694,315	149,727	844,042	585,001	—	585,001	1,744,325	1,732,866	11,459
Guangzhou New Vision Technology Research and Development Limited	50		7,470	159	7,629	1	—	1	95	532	(437)
Global OLED Technology LLC (*2)	33		12,566	122,823	135,389	505	—	505	5,245	17,113	(11,868)

(*1)	Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.
(*2)	In December 2009, the Controlling Company entered into a joint venture agreement with its LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. At the time of establishment, the Controlling Company acquired a 49% equity interest in the joint venture and the Controlling Company’s investment in this equity investee was (Won)72,250 million. In June 2010, the Controlling Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Controlling Company’s ownership was reduced from 49% to 33%.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of the financial information of associates at the reporting date is as follows:

(In millions of won)	December 31, 2009
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	214,221	118,596	95,625	636,989	10,151
TLI Inc. (*2)	13		117,680	39,590	78,090	89,765	19,385
AVACO Co., Ltd. (*2)	20		96,583	48,263	48,320	122,174	9,055
New Optics Ltd.	37		175,152	146,091	29,061	474,886	(882)
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*3)	13		73,471	41,351	32,120	63,136	(19,334)
WooRee LED Co., Ltd.	30		38,509	16,517	21,992	43,814	1,376
Dynamic Solar Design Co., Ltd. (*4)	40		7,484	1,019	6,465	—	(297)
RPO, Inc. (*4)	26		19,209	494	18,715	156	(6,281)
LB Gemini New Growth Fund No.16(*5)	31		5,874	—	5,874	—	—

(In millions of won)	December 31, 2010
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	289,865	173,753	116,112	763,750	10,178
TLI Inc. (*2)	12		134,759	37,821	96,938	82,689	14,079
AVACO Co., Ltd. (*2)	20		113,206	49,913	63,293	205,476	15,622
New Optics Ltd.	42		211,303	174,725	36,578	718,001	8,114
LIG ADP Co., Ltd. (*2)	13		92,071	37,143	54,928	197,245	18,392
WooRee LED Co., Ltd. (*3)	30		121,330	98,152	23,178	73,001	1,046
Dynamic Solar Design Co., Ltd. (*4)	40		6,344	348	5,996	626	(469)
RPO, Inc. (*4)	26		11,853	2,968	8,885	376	(9,345)
LB Gemini New Growth Fund No.16 (*5)	31		25,939	—	25,939	1,020	(1,081)
Can Yang Investments Limited (*2, 6)	15		111,912	5	111,907	—	(4,462)
YAS Co., Ltd. (*2, 7)	20		22,449	9,056	13,393	4,513	623
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,927	52	22,875	—	(197)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

10.	Investments in Equity Accounted Investees, Continued

(In millions of won)	December 31, 2011
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	384,421	202,609	181,812	885,492	53,459
TLI Inc. (*2)	12		113,566	14,317	99,249	47,893	2,832
AVACO Co., Ltd. (*2)	20		127,373	54,227	73,146	238,589	7,381
New Optics Ltd.	42		163,443	141,532	21,911	562,927	(15,659)
LIG ADP Co., Ltd. (*2)	13		109,520	55,811	53,709	109,388	2,220
WooRee LED Co., Ltd. (*3)	30		160,520	128,441	32,079	226,597	8,750
Dynamic Solar Design Co., Ltd. (*4)	40		3,887	41	3,846	6	(2,150)
LB Gemini New Growth Fund No.16 (*5)	31		45,072	502	44,570	4,545	2,544
Can Yang Investments Limited (*2, 6)	12		334,224	209,233	124,991	18,707	(17,424)
YAS Co., Ltd.(*2, 7)	19		34,534	11,515	23,019	25,408	6,830
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,418	1,553	20,865	74	(3,134)
Narenanotech Corporation (*8)	23		103,894	36,596	67,298	43,946	(3,711)
Avatec. Co., Ltd. (*9)	20		63,529	13,537	49,992	44,327	6,640

(*1)	In April 2011, the Controlling Company acquired 440,000 common shares of Paju Electric Glass Co., Ltd. (“PEG”) at (Won)4,400 million in cash. There were no changes in the Controlling Company’s ownership percentage in PEG as a result of this additional investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited and YAS Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	As of December 31, 2011, the Controlling Company’s percentage ownership in the investee represents the Controlling Company’s holdings of common shares over total common shares issued.
(*4)	In 2011, the entire carrying amount of the investment in RPO, Inc. amounting to (Won)10,866 million, which was acquired for research and development on Digital Waveguide Touch technology in 2009, has been fully impaired as the recovery of the investment is no longer probable due to RPO, Inc.’s discontinued operation. In addition, the Controlling Company recognized an impairment loss of (Won)3,378 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired to develop, manufacture and sell solar battery and flat-panel display in 2009.
(*5)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). The Controlling Company was paid (Won)1,356 million and (Won)689 million in February and June 2011, respectively, by the Fund and made an additional cash investment of (Won)8,226 million in the Fund during the year ended December 31, 2011. As of December 31, 2011, the Controlling Company has a 31% equity interest in the Fund and is committed to make investments of up to an aggregate of (Won)30,000 million.
(*6)	In 2011, the Controlling Company’s ownership in Can Yang Investments Limited was reduced from 15% to 12% since the Controlling Company did not participate in Can Yang Investments Limited’s capital increase.
(*7)	In 2011, the Controlling Company’s ownership in YAS Co., Ltd. was reduced from 20% to 19% since the Controlling Company did not participate in YAS Co., Ltd.’s capital increase.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

10.	Investments in Equity Accounted Investees, Continued

(*8)	In April 2011, the Controlling Company acquired 1,600,000 common shares of Narenanotech Corporation (“NARENANOTECH”), which manufactures and sells equipment for flat panel displays, for (Won)20,000 million in cash. In June 2011, the Controlling Company acquired an additional 800,000 common shares for (Won)10,000 million in cash. As of December 31, 2011, 23% of NARENANOTECH is owned by the Controlling Company and the Controlling Company has the right to assign a director in the board of directors of NARENANOTECH.
(*9)	In December 2011, the Controlling Company acquired 2,650,000 common shares (20%) of Avatec. Co., Ltd., which manufactures and sells glass for flat panel displays, for (Won)10,600 million. The Controlling Company has the right to assign two directors in the board of directors of Avatec. Co., Ltd.

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2010 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942
Accumulated depreciation as of January 1, 2010		—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)
Accumulated impairment loss as of January 1, 2010		—	—	(415)	(170)	—	(5)	(590)

Book value as of January 1, 2010		394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497
Additions		—	—	—	—	5,870,253	—	5,870,253
Depreciation		—	(175,871)	(2,514,211)	(47,086)	—	(19,364)	(2,756,532)
Recovery of impairment		—	—	415	170	—	5	590
Disposals		(128)	(327)	(1,496)	(217)	—	(54)	(2,222)
Others (*2)		46,958	267,010	4,291,826	113,584	(4,746,762)	27,384	—
Acquisition in the business combination		640	45,678	103,570	27	—	236	150,151
Effect of movements in exchange rates		(656)	(18,225)	(22,083)	(2,112)	(1,066)	(2,262)	(46,404)
Subsidy decrease (increase)		1,344	776	948	—	—	—	3,068

Book value as of December 31, 2010	(Won)	442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401

Acquisition cost as of December 31, 2010	(Won)	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108

Accumulated depreciation as of December 31, 2010	(Won)	—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

(*1)	As of December 31, 2010, construction-in-progress relates to construction of plants, including their machinery and equipment.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	(Won)	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108
Accumulated depreciation as of January 1, 2011		—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Book value as of January 1, 2011		442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401
Additions		—	—	—	—	5,264,019	—	5,264,019
Depreciation		—	(193,120)	(3,141,295)	(61,324)		(17,712)	(3,413,451)
Impairment loss		—	—	(138)	(3,222)	—	(229)	(3,589)
Disposals		—	(166)	(563)	(366)	—	(15)	(1,110)
Others (*2)		1,290	278,471	4,091,712	74,323	(4,478,639)	32,843	—
Effect of movements in exchange rates		—	9,843	18,757	2,163	5,537	884	37,184
Subsidy decrease (increase)		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	(Won)	444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849

Acquisition cost as of December 31, 2011	(Won)	444,252	4,170,768	28,028,986	720,716	3,494,778	261,526	37,121,025

Accumulated depreciation as of December 31, 2011	(Won)	—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)

Accumulated impairment loss as of December 31, 2011	(Won)	—	—	(138)	(3,222)	—	(229)	(3,589)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants, including their machinery and equipment.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Capitalized borrowing costs	(Won)	15,568	21,412	23,139
Capitalization rate		2.39%	3.97%	3.65%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2010 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	198,367	44,994	100,672	18,967	—	—	—	13,079	864,761
Accumulated amortization as of January 1, 2010		(426,084)	(57,357)	—	(20,218)	—	—	—	—	(8,709)	(512,368)

Book value as of January 1, 2010		62,598	141,010	44,994	80,454	18,967	—	—	—	4,370	352,393
Additions-internally developed		—	—	—	135,347	—	—	—	—	—	135,347
Other additions		19,168	16,810	2,153	—	95,792	—	—	—	4	133,927
Acquisition in the business combination		10	118	—	29,073	—	24,011	11,074	23,912	—	88,198
Amortization (*1)		(10,067)	(61,486)	—	(93,177)	—	(2,300)	(742)	—	(1,074)	(168,846)
Transfer from construction-in-progress		—	102,337	—	—	(102,337)	—	—	—	—	—
Effect of movements in exchange rates		2	(161)	—	—	(959)	—	—	—	—	(1,118)

Book value as of December 31, 2010	(Won)	71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901

Acquisition cost as of December 31, 2010	(Won)	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Remaining amortization period (year)		7.57	2.20	N/A	0.75	N/A	6.33	9.33	N/A	3.43

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2011	(Won)	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452
Accumulated amortization as of January 1, 2011		(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Book value as of January 1, 2011		71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901
Additions-internally developed		—	—	—	127,381	—	—	—	—	—	127,381
Other additions		21,890	—	2,931	—	87,346	—	—	—	7	112,174
Amortization (*1)		(11,501)	(86,021)	—	(134,867)	—	(3,424)	(1,110)	—	(1,073)	(237,996)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)
Transfer from construction-in-progress		—	87,990	—	—	(87,990)	—	—	—	—	—
Effect of movements in exchange rates		18	801	—	—	—	—	—	—	(3)	816

Book value as of December 31, 2011	(Won)	80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114

Acquisition cost as of December 31, 2011	(Won)	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,456,162

Accumulated amortization as of December 31, 2011	(Won)	(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)

Accumulated impairment loss as of December 31, 2011	(Won)	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Remaining amortization period (year)		7.46	2.49	N/A	0.55	N/A	5.33	8.33	N/A	2.60

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Cash and cash equivalents	(Won)	1,631,009	1,517,977
Trade accounts and notes receivable, net		3,000,661	2,740,107
Other accounts receivable, net		244,662	212,870
Available-for-sale financial assets		28,431	2,838
Financial assets at fair value through profit or loss		16,804	—
Deposits		49,792	73,468
Derivatives not used for hedging		9,254	—
Deposits in banks		1,503,000	815,000
Guarantee deposits with banks		13	695

	(Won)	6,483,626	5,362,955

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Domestic	(Won)	79,275	56,200
Euro-zone countries		456,145	478,650
Japan		265,732	60,598
United States		546,364	777,292
China		823,020	1,003,650
Taiwan		720,918	279,919
Others		109,207	83,798

	(Won)	3,000,661	2,740,107

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

	December 31, 2010			December 31, 2011
(In millions of won)	Book value		Impairment loss	Book value	Impairment loss
Not past due	(Won)	2,905,600	(514)	2,704,076	(654)
Past due 1-15 days		25,628	(4)	7,710	(2)
Past due 16-30 days		43,820	(6)	14,327	(2)
Past due 31-60 days		21,369	(4)	14,252	(3)
Past due more than 60 days		4,776	(4)	405	(2)

	(Won)	3,001,193	(532)	2,740,770	(663)

The movement in the allowance for impairment in respect of receivables during the years ended December 31, 2009, 2010 and 2011 was as follows:

(In millions of won)	2009		2010	2011
Balance at the beginning of the year	(Won)	1,034	365	532
Bad debt expenses (reversal of allowance for doubtful accounts), net		(669)	167	131

Balance at the end of the year	(Won)	365	532	663

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i) The following are the contractual maturities of financial liabilities, including estimated interest payments, excluding the impact of netting agreements, as of December 31, 2011.

(In millions of won)	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	57,665	60,730	681	681	30,195	29,173	—
Unsecured bank loans		1,673,387	1,819,907	297,647	79,117	465,489	974,509	3,145
Unsecured bond issues		2,791,976	3,161,309	61,512	509,064	697,063	1,893,670	—
Financial liabilities at fair value through profit or loss		87,339	88,883	88,883	—	—	—	—
Trade accounts and notes payables		3,782,627	3,782,627	3,782,627	—	—	—	—
Other accounts payables		3,905,496	3,905,496	3,905,496	—	—	—	—
Other non-current payable		53,457	56,551	—	40,334	16,217	—	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		6,969	185,423	185,423	—	—	—	—
Inflow		—	(178,400)	(178,400)	—	—	—	—

	(Won)	12,358,916	12,882,526	8,143,869	629,196	1,208,964	2,897,352	3,145

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii) As of December 31, 2011, there are no derivatives designated as cash flow hedges.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

	December 31, 2010
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	954	151	342	2	23	8	—
Trade accounts and notes receivable	2,570	7	69	—	14	—	—
Other accounts receivable	10	5	62	3,172	—	—	—
Available-for-sale financial assets	9	—	—	118	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	196	13	12	—	67	1
Trade accounts payable	(1,638)	(15,683)	(90)	—	(2)	—	—
Other accounts payable	(73)	(16,622)	(270)	(18)	(12)	(12)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debt	(1,192)	(71,889)	(412)	—	(48)	—	—
Bonds	(345)	(9,965)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—	—	—

Gross statement of financial position exposure	210	(113,800)	(286)	3,716	(50)	63	1

Forward exchange contracts	(420)	—	—	—	—	—	—

Net exposure	(210)	(113,800)	(286)	3,716	(50)	63	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

	December 31, 2011
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	822	14,286	439	4,543	40	7	—
Trade accounts and notes receivable	2,064	645	1,054	—	42	—	—
Other accounts receivable	80	111	134	222	10	—	—
Available-for-sale financial assets	5	—	—	49	—	—	—
Other assets denominated in foreign currencies	1	182	20	14	—	—	1
Trade accounts payable	(1,921)	(39,932)	(1,629)	—	(25)	—	—
Other accounts payable	(64)	(26,169)	(401)	(166)	(84)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(26)	—	—
Debt	(1,044)	(6,000)	(142)	—	(27)	—	—
Bonds	(347)	(9,987)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(493)	(66,864)	(525)	4,662	(70)	(3)	1

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(653)	(66,864)	(525)	4,662	(70)	(3)	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2009		2010	2011	December 31, 2010		December 31, 2011
USD	(Won)	1,276.62	1,156.62	1,108.12	(Won)	1,138.90	1,153.30
JPY		13.64	13.20	13.19		13.97	14.85
CNY		186.88	170.84	171.45		172.50	182.51
TWD		38.62	36.71	37.71		39.08	38.13
EUR		1,774.27	1,533.33	1,541.88		1,513.60	1,494.10
PLN		410.69	383.99	375.28		381.77	338.65
SGD		876.79	848.84	881.17		884.00	886.44

(ii) Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated foreign currency as of December 31, 2010 and 2011, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit (or loss) before tax are as follows:

	December 31, 2010			December 31, 2011
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(Won)	(9,119)	(29,823)	(29,623)	(28,032)
JPY (5 percent weakening)		(60,256)	(59,738)	(40,040)	(35,494)
CNY (5 percent weakening)		(1,867)	—	(4,830)	—
TWD (5 percent weakening)		5,504	4,859	8,974	162
EUR (5 percent weakening)		(2,923)	(3,666)	(4,900)	(1,957)
PLN (5 percent weakening)		928	1,065	(85)	128
SGD (5 percent weakening)		23	—	4	—

A strengthening of the won against the above currencies as of December 31, 2010 and 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Fixed rate instruments
Financial assets	(Won)	3,268,887	2,335,815
Financial liabilities		(1,584,533)	(2,685,175)

	(Won)	1,684,354	(349,360)

Variable rate instruments
Financial assets	(Won)	—	600
Financial liabilities		(3,058,390)	(1,925,192)

	(Won)	(3,058,390)	(1,924,592)

(ii) Fair value sensitivity analysis for fixed rate instruments

The Group has recognized fixed rate convertible bonds as financial liabilities at fair value through profit or loss. As of December 31, 2011, the increase of the interest rate by 100 basis points would have decreased the Group’s equity and profit or loss by (Won)187 million and the decrease of the interest rate by 100 basis points would have increased the Group’s equity and profit or loss by (Won)189 million.

(iii) Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2010 and 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1% increase		1% decrease	1% increase	1% decrease
December 31, 2010
Variable rate instruments	(Won)	(23,183)	23,183	(23,183)	23,183
December 31, 2011
Variable rate instruments	(Won)	(14,588)	14,588	(14,588)	14,588

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2010			December 31, 2011
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	42,753	42,753	11,009	11,009
Financial assets at fair value through profit or loss		16,804	16,804	—	—
Derivatives		9,254	9,254	—	—

	(Won)	68,811	68,811	11,009	11,009

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,631,009	1,631,009	1,517,977	1,517,977
Trade accounts and notes receivable		3,000,661	3,000,661	2,740,107	2,740,107
Other accounts receivable		244,662	244,662	212,870	212,870
Deposits in banks		1,503,000	1,503,000	815,000	815,000
Deposits		49,792	49,792	73,468	73,468
Others		13	13	695	695

	(Won)	6,429,137	6,429,137	5,360,117	5,360,117

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	84,338	84,338	87,339	87,339
Derivatives		956	956	6,969	6,969

	(Won)	85,294	85,294	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans		56,945	56,945	57,665	57,665
Unsecured bank loans		2,673,146	2,672,790	1,673,387	1,620,010
Unsecured bond issues		1,828,494	1,859,102	2,791,976	2,829,206
Trade accounts and notes payable		2,961,995	2,961,995	3,782,627	3,782,627
Other accounts payable		2,592,527	2,592,527	3,905,496	3,905,496
Other non-current liabilities		51,409	55,920	53,457	53,379

	(Won)	10,164,516	10,199,279	12,264,608	12,248,383

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2010	December 31, 2011
Derivatives	3.31%	3.90%
Debentures, loans and borrowings	3.58%	4.19%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	16,668	—	26,085	42,753
Financial assets at fair value through profit or loss		16,804	—	—	16,804
Derivative financial assets		—	9,254	—	9,254

	(Won)	33,472	9,254	26,085	68,811

Financial liabilities at fair value through profit or loss	(Won)	—	(956)	—	(956)
Derivative financial liabilities		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2011
Available-for-sale financial assets	(Won)	11,009	—	—	11,009
Financial liabilities at fair value through profit or loss	(Won)	(87,339)	—	—	(87,339)
Derivative financial liabilities		—	(6,969)	—	(6,969)

	(Won)	(87,339)	(6,969)	—	(94,308)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

13.	Financial Instruments, Continued

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 instruments for the years ended December 31, 2010 and 2011 are as follows:

				Net realized/unrealized gains included in
(In millions of won)	January 1, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2010
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		17,342	—	(538)	—	(16,804)	—

				Net realized/unrealized gains included in
(In millions of won)	January 1, 2011		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2011
December 31, 2011
Available-for-sale financial assets	(Won)	26,085	(34,257)	—	8,172	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Current
Short-term borrowings	(Won)	1,213,462	22,200
Current portion of long-term debt		886,561	778,464
Current portion of financial liabilities at fair value through profits or loss		—	87,339
Derivatives not used for hedging		956	6,969

	(Won)	2,100,979	894,972

Non-current
Won denominated borrowings	(Won)	19,143	366,629
Foreign currency denominated borrowings		810,925	1,011,734
Bonds		1,628,494	2,344,001
Financial liabilities at fair value through profits or loss		84,338	—

	(Won)	2,542,900	3,722,364

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD, JPY and CNY)

Lender	Annual interest rate as of December 31, 2011(*1)	December 31, 2010		December 31, 2011
Korea Development Bank and others(*2)	—	(Won)	12,139	—
Bank of China and others	3ML+2.35% ~ 2.6%		162,115	21,489
Mizuho Bank	—		55,574	—
Shinhan Bank and others	—		643,215	—
	CD+1.68%		711	711
Bank of Tokyo-Mitsubishi UFJ	—		139,708	—
Woori Bank	—		200,000	—

			USD 95	USD 19
Foreign currency equivalent			JPY 63,889	—
			CNY 71	—

		(Won)	1,213,462	22,200

(*1)	ML and CD represent Month LIBOR (London Inter-Bank Offered Rates) and Certificate of Deposit, respectively.
(*2)	The Controlling Company accounts for the proceeds from the sale of accounts receivables to these financial institutions as short term borrowings. As of December 31, 2011, no trade accounts and notes receivable were sold to financial institutions. The Group recognized (Won)1,545 million as interest expense in relation to the short-term borrowings that resulted from the sale of accounts receivable during 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)

Lender	Annual interest rate as of December 31, 2011	December 31, 2010		December 31, 2011
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	16,008	12,212
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		4,048	4,048
	2.75%		2,883	4,557
Kookmin Bank	5.05%		—	50,000
National Agricultural Cooperative Federation	5.21%		—	200,000
Korea Exchange Bank	5.07%		—	100,000
Hana Bank	CD+3%		300	300
Less current portion of long-term debt			(4,096)	(4,488)

		(Won)	19,143	366,629

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, JPY, CNY and EUR)

Lender	Annual interest rate as of December 31, 2011	December 31, 2010		December 31, 2011
China Communication Bank and others	6ML+1.99% 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	145,917	72,259
The Export-Import Bank of Korea	6ML+0.69%		51,251	40,366
	6ML+1.78%		56,945	57,665
Korea Development Bank	3ML+0.66%~2.79%		271,212	423,567
Kookmin Bank and others	—		683,340	—
	3ML+ 1.70%~1.90%			455,553
Sumitomo Bank Ltd.	3ML+1.80%		284,725	288,325

Foreign currency equivalent			USD1,097	USD 1,025
			CNY 341	CNY 142
			EUR 48	EUR 27
			JPY 8,000	JPY 6,000

Less current portion of long-term debt			(682,465)	(326,001)

		(Won)	810,925	1,011,734

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

14.    Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)	Maturity	Annual interest rate as of December 31, 2011	December 31, 2010		December 31, 2011
Local currency debentures(*)
Publicly issued debentures	November 2012~ October 2016	4.24%~5.89%	(Won)	1,100,000	2,250,000
Privately issued debentures	—	—		200,000	—
Less discount on debentures				(3,699)	(6,721)
Less current portion of debentures				(200,000)	(299,658)

			(Won)	1,096,301	1,943,621

Foreign currency debentures(*)
Floating-rate bonds	August 2012 ~ April 2013	3ML+1.80% ~ 2.40%	(Won)	538,323	552,171

Foreign currency equivalent				USD 350	USD 350
				JPY 10,000	JPY 10,000

Less discount on bonds				(6,130)	(3,474)
Less current portion of convertible bonds				—	(148,317)

			(Won)	532,193	400,380

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	84,338	87,339

Foreign currency equivalent				USD74	USD76

Less current portion of convertible bonds				—	(87,339)

			(Won)	84,338	—

			(Won)	1,712,832	2,344,001

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

14.    Financial Liabilities, Continued

(*)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly. The Controlling Company publicly issued the following debentures during the year ended December 31, 2011:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
February 28, 2011	February 28, 2016	4.95%	(Won)	300,000
April 12, 2011	April 12, 2014	4.42%		300,000
August 25, 2011	August 25, 2016	4.32%		300,000
October 14, 2011	October 14, 2014	4.24%		140,000
October 14, 2011	October 14, 2016	4.51%		110,000

(f)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Group repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg.

The Group is entitled to exercise a call option after three years from the date of issuance at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,075 to (Won)47,892 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

14.   Financial Liabilities, Continued

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)	December 31, 2010		December 31, 2011
Convertible bonds (*)	(Won)	61,617,600,000	61,617,600,000
Conversion price	(Won)	48,075	47,892
Common shares to be issued		1,281,697	1,286,594

(*)	The exchange rate for the conversion is fixed at W933.6 to USD1. The face value of the convertible bonds amounted to USD66 million as of December 31, 2010 and 2011.

Management believes that the Group is in compliance with all of the financial covenants as of December 31, 2011.

15.   Provisions

(In millions of won)	Litigation and claims (*1)		Warranties (*2)	Others	Total
Balance at January 1, 2011	(Won)	514,374	121,846	7,368	643,588
Additions		150,896	55,512	—	206,408
Usage		(442,219)	(115,701)	(612)	(558,532)
Reversals		(348)	—	(6,313)	(6,661)

Balance at December 31, 2011	(Won)	222,703	61,657	443	284,803

Thereof non-current	(Won)	—	5,400	—	5,400

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

16.    The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Changes in inventories	(Won)	(531,108)	(547,436)	(102,154)
Purchase of raw material and merchandise		12,507,113	15,933,940	15,714,809
Depreciation and amortization		2,842,066	2,925,378	3,651,446
Labor costs		1,389,788	1,911,925	2,192,328
Supplies and others		788,777	1,062,504	1,027,734
Outsourcing fee		55,106	103,424	138,638
Shipping costs		420,487	414,563	313,658
Utility expense		373,117	480,605	576,085
Fees and commissions		326,621	372,096	424,545
After-sale service expenses		123,518	203,450	72,350
Others		925,122	1,273,148	1,209,588

	(Won)	19,220,607	24,133,597	25,219,027

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others, excluding foreign exchange difference.

For the year ended December 31, 2011, other income and other expenses contained exchange differences amounting to
(Won)1,190,793 million and (Won)1,220,143 million, respectively (2009 : (Won)1,336,721 million and (Won)1,772,296 million; 2010: (Won)1,465,830 million and (Won)1,550,909 million, respectively).

The expenses for the years ended December 31, 2009 and 2010 were reclassified to conform to the criteria of classification for the year ended December 31, 2011.

17.     Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Salaries	(Won)	160,442	206,768	202,750
Expenses related to defined benefit plan		8,394	14,268	20,197
Other employee benefits		40,534	54,564	63,314
Shipping costs		350,352	332,046	262,247
Fees and commissions		145,324	163,251	173,918
Depreciation		44,405	142,963	194,008
Taxes and dues		9,153	24,267	31,987
Advertising		59,545	87,945	136,062
After-sale service expenses		123,518	203,450	72,350
Others		96,238	137,889	135,923

	(Won)	1,037,905	1,367,411	1,292,756

The expenses for the years ended December 31, 2009 and 2010 were reclassified to conform to the criteria of classification for the year ended December 31, 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

18.   Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company. The Controlling Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service terms used in severance payment calculations for the defined benefit plan are remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Present value of partially funded defined benefit obligations	(Won)	360,540	486,891
Fair value of plan assets		(281,825)	(340,253)

	(Won)	78,715	146,638

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2010 and 2011 are as follows:

(In millions of won)	2010		2011
Opening defined benefit obligations	(Won)	260,166	360,540
Current service cost		87,928	107,338
Interest cost		14,711	18,985
Actuarial losses (gains) on plan liabilities (before tax)		(2,983)	24,984
Benefit payment		(13,866)	(24,429)
Transfers from related parties		1,806	(527)
Past service cost		12,778	—

Closing defined benefit obligations	(Won)	360,540	486,891

Defined benefit obligations are discounted using the interest rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2010 and 2011 are as follows:

(In millions of won)	2010		2011
Opening fair value of plan assets	(Won)	175,869	281,825
Expected return on plan assets		12,946	12,353
Actuarial gains on plan assets (before tax)		1,497	1,256
Contributions by employer directly to plan assets		100,000	60,000
Contributions directly from employer cash flow		5,379	9,009
Benefit payment		(13,866)	(24,190)

Closing fair value of scheme assets	(Won)	281,825	340,253

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

18.   Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Deposits with financial institution	(Won)	281,825	340,253

As of December 31, 2011, plan assets mainly consist of deposits in banks and others, which guarantee the payment of their principal and interest.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Current service cost	(Won)	63,292	87,928	107,338
Interest cost		14,731	14,711	18,985
Expected return on plan assets		(4,911)	(12,946)	(12,353)
Past service cost		—	12,778	—

	(Won)	73,112	102,471	113,970

The expense is recognized in the following line items in the statement of comprehensive income:

(In millions of won)	2009		2010	2011
Cost of sales	(Won)	60,202	81,225	87,044
Selling expenses		3,869	6,268	8,333
Administrative expenses		4,484	7,531	10,123
Research and development expenses		4,557	7,447	8,470

	(Won)	73,112	102,471	113,970

(f)	Cumulative amount of actuarial loss recognized in other comprehensive income for the years ended December 31, 2009, 2010 and 2011 is as follows:

(In millions of won)	2009		2010	2011
Cumulative amount at January 1	(Won)	—	(14,443)	(11,277)
Recognized during the period		(14,443)	3,166	(17,673)

Cumulative amount at December 31	(Won)	(14,443)	(11,277)	(28,950)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

18.   Employee Benefits, Continued

(g)	Principal actuarial assumptions for the reporting periods (expressed as weighted averages) are as follows:

	2009	2010	2011
Expected rate of salary increase	7.0%	5.6%	5.6%
Discount rate for defined benefit obligations	5.9%	5.5%	4.9%
Expected long-term rate of return on assets	6.7%	4.4%	4.3%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2010	December 31, 2011
Twenties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.09%	0.09%
	Females	0.05%	0.05%

The overall expected long-term rate of return on assets is 4.3 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

19.   Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2010		December 31, 2011
Current liabilities
Withholdings	(Won)	18,554	14,808
Share-based payment liabilities		473	4
Unearned revenues		—	4,744

	(Won)	19,027	19,556

Non-current liabilities
Long-term accrued expenses	(Won)	10,041	333,459
Other long-term employee benefits		16,031	—
Long-term unearned revenues		—	16,958
Long-term other accounts payable		306,475	226,496

	(Won)	332,547	576,913

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

20.   Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,231 million ((Won)1,420,104 million) in connection with its export sales transactions. As of December 31, 2011, no accounts and notes receivable were sold but are not past due.

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)288,325 million) and USD100 million ((Won)115,330 million), respectively, and as of December 31, 2011, accounts and notes receivable amounting to USD110 million ((Won)127,561 million) and USD100 million ((Won)115,325 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD1,093 million
((Won)1,243,257 million), USD65 million ((Won)74,965 million) and USD78 million ((Won)89,957 million), respectively, and, as of December 31, 2011, accounts and notes receivable amounting to USD387 million ((Won)446,341 million) and USD47 million ((Won)55,009 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD112 million ((Won)129,170 million) and USD200 million ((Won)230,660 million), respectively, and, as of December 31, 2011, accounts and notes receivable amounting to USD50 million ((Won)57,948 million) and USD150 million ((Won)172,995 million) were sold, with none of the underlying accounts and notes receivable being past due. In December 2010, LG Display Shanghai Co., Ltd. entered into an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD130 million ((Won)149,929 million), and, as of December 31, 2011, accounts and notes receivable amounting to USD4 million ((Won)4,511 million) were sold, with none of the underlying accounts and notes receivable being past due. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of December 31, 2011, accounts and notes receivable amounting to USD154 million ((Won)177,588 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD307 million ((Won)354,063 million), and, as of December 31, 2011, accounts and notes receivable amounting to USD236 million ((Won)271,959 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, LG Display Germany GmbH started forfaiting and accounts and notes receivable amounting to USD27 million ((Won)31,486 million) were sold to Commerz bank Dusseldorf and other banks, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD80 million ((Won)92,264 million) and USD50 million ((Won)57,665 million), respectively, and, as of December 31, 2011, the amount of accounts and notes receivable amounting to USD61 million
((Won)69,822 million) and USD17 million ((Won)20,038 million) were sold but not past due, respectively. In addition, in June 2011, LG Display America, Inc. has entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD300 million ((Won)345,990 million) and as of December 31, 2011, no accounts and notes receivable were sold. In August 2011, LG Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD90 million ((Won)103,797 million) and, as of December 31, 2011, the amount of accounts and notes receivable amounting to USD8 million ((Won)8,729 million) were sold, with none of the underlying accounts and notes receivable being past due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

20.	Commitments, Continued

The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions and as of December 31, 2011, accounts and notes receivable amounting to USD24 million ((Won)28,084 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, in April 2011, the Controlling Company has an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD50 million ((Won) 57,665 million) and as of December 31, 2011, accounts and notes receivable amounting to USD38 million ((Won) 43,459 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2011, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD70 million ((Won)80,731 million), USD20 million ((Won)23,066 million) with China Construction Bank, USD80 million ((Won)92,264 million) with Shinhan Bank, JPY2,000 million ((Won)29,703 million) with Woori Bank, USD70 million ((Won)80,731 million) with Bank of China, USD20 million ((Won23,066 million) with Hana Bank and JPY25,000 million ((Won)371,290 million) and USD60 million ((Won)69,198 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD8.5 million ((Won)9,803 million) and EUR215 million ((Won)321,232 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of December 31, 2011, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR27 million ((Won)40,226 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides a payment guarantee in connection with LG Display America Inc.’s term loan credit facilities with an aggregate amount of USD7 million ((Won)8,073 million) for principal and related interests. The Controlling Company provides payment guarantees on the accounts payable of L&T Display Technology (Xiamen) Limited up to the amount of USD2 million ((Won)2,307 million).

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD96 million ((Won)110,140 million), JPY8,000 million ((Won)118,813 million), and CNY500 million ((Won)91,255 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD5 million ((Won)5,767 million), JPY1,300 million ((Won)19,307 million), CNY1,200 million ((Won)219,012 million) and PLN0.2 million ((Won)68 million) respectively, for their local tax payments.

License agreements

As of December 31, 2011, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

20.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2011, the Controlling Company’s advances received from a customer amounted to USD1,080 million ((Won)1,245,564 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD200 million ((Won)230,660 million) from Industrial Bank of Korea relating to advances received. The cash flows under these agreements were included in the net cash from operating activities in the consolidated statements of cash flows.

Pledged Assets

Regarding a line of credit up to USD50 million ((Won)57,665 million), the Controlling Company provided part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

21.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp, and AU Optronics Corp.

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Group claiming infringement of the patents. The Court bifurcated the Group’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. on June 2, 2009. On February 16, 2010, the Court found that four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. However, the final judgment has not been rendered. In October and November 2010, the Group filed motions for reconsideration as to the Court’s findings. In September 2011, the Group and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. As of December 31, 2011, the stay of the Chimei Innolux case is still in place. The Group is unable to predict the ultimate outcome of the Chimei Innolux case.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2011, the Group is unable to predict the ultimate outcome of this case.

Antitrust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

21.	Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, on February 21, 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines.

On August 8, 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held on October 26, 2011. On December 2, 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately W31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court on December 30, 2011.

Investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class is set to expire on April 13, 2012. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, and the court issued preliminary approval of the settlement in October 2011. Trial against the indirect purchaser plaintiff class is set to begin in April 2012.

Similar claims were filed separately by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Controlling Company pursuant to a settlement agreement. In addition, in 2010, Trac Fone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc.and its affiliates, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc., Interbond Corp. of America (Brandsmart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, and AASI Creditor Liquidating Trust for All American Semiconductor Inc., and CompuCom Systems, Inc. filed similar claims. In 2012, ViewSonic Corp. filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

21.	Contingencies, Continued

In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia, Wisconsin and Oklahoma filed similar complaints against the Controlling Company and other LCD producers.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in a purported shareholder class action filed in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the Controlling Company reached an agreement in principle with the class plaintiffs to settle the action and the District Court granted final approval of the settlement on March 17, 2011.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. The Group has established provisions with respect to certain of the contingencies. However, the actual liability may be materially different from the provisions estimated by the Group. For certain of the cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stages and management does not have sufficient information to estimate the amount of possible loss.

22.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2011, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2009 to December 31, 2011.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

23.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Short-term benefits	(Won)	1,943	2,183	1,529
Expenses related to defined benefit plan		272	360	396
Other long-term benefits		501	606	—

	(Won)	2,716	3,149	1,925

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Sales and others				Purchases and others
(In millions of won)	2009		2010	2011	2009	2010	2011
Joint ventures	(Won)	839,290	1,163,265	755,643	3,279	27,605	1,174
Associates		16	7	6,158	1,142,932	1,550,269	1,812,826
LG Electronics		4,652,913	5,845,037	4,819,737	230,238	555,569	345,919
Other related parties		479,652	174,521	41	768,977	317,837	37,633

	(Won)	5,971,871	7,182,830	5,581,579	2,145,426	2,451,280	2,197,552

Account balances with related parties at the reporting date are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2010		December 31, 2011	December 31, 2010	December 31, 2011
Joint ventures	(Won)	145,093	130,217	478,009	340,073
Associates		—	3	243,357	697,539
LG Electronics		634,570	497,747	138,484	98,487
Other related parties		—	—	3,870	3,632

	(Won)	779,663	627,967	863,720	1,139,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

24.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. Sales of AM-OLED products are insignificant to total sales. Export sales represent approximately 91.9% of total sales for the year ended December 31, 2011.

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2009, 2010 and 2011.

(a)	Revenue by geography

(In millions of won)

Region	2009		2010	2011
Domestic	(Won)	1,204,621	1,705,130	1,963,501
Foreign
China		10,503,680	14,076,853	14,292,700
Asia (excluding China)		2,086,808	2,752,117	2,291,916
United States		2,491,439	2,852,204	2,216,695
Europe		3,751,153	4,125,231	3,526,477

	(Won)	20,037,701	25,511,535	24,291,289

Sales to LG Electronics constituted 20% of total revenue for the year ended December 31, 2011 (2009: 23%, 2010: 23%). The Group’s top ten end-brand customers together accounted for 71% of sales for the year ended December 31, 2011 (2009: 77%, 2010: 76%)

(b)	Non-current assets by geography

(In millions of won)

Region	December 31, 2010
	Property, plant and equipment		Intangible assets
Domestic	(Won)	11,690,716	520,152
Foreign
China		945,864	19,105
Others		178,821	644

Sub total	(Won)	1,124,685	19,749

Total	(Won)	12,815,401	539,901

(In millions of won)
Region	December 31, 2011
	Property, plant and equipment		Intangible assets
Domestic	(Won)	13,528,286	520,023
Foreign
China		1,009,959	15,045
Others		158,604	46

Sub total	(Won)	1,168,563	15,091

Total	(Won)	14,696,849	535,114

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

24.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)

Product	2009		2010	2011
Panels for:
Notebook computers	(Won)	3,567,522	4,424,440	5,120,421
Desktop monitors		4,639,506	5,389,736	4,975,379
TFT-LCD televisions		10,965,318	14,078,665	11,579,129
Mobile and others		865,355	1,618,694	2,616,360

	(Won)	20,037,701	25,511,535	24,291,289

25.	Revenue

Details of revenue for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Sales of goods	(Won)	19,989,116	25,467,963	24,214,709
Royalties		22,024	22,552	60,594
Others		26,561	21,020	15,986

	(Won)	20,037,701	25,511,535	24,291,289

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

26.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Rental income	(Won)	4,116	4,305	6,325
Foreign currency gain		1,336,721	1,465,830	1,190,793
Gain on disposal of property, plant and equipment		486	1,387	740
Gain on disposal of investments		11	—	—
Reversal of stock compensation cost		—	—	469
Commission earned		—	5,555	8,630
Gain on disposal of intangible assets		9	—	—
Reversal of allowance for doubtful accounts for other receivables		548	—	—
Others		23,663	6,366	16,588

	(Won)	1,365,554	1,483,443	1,223,545

(b)	Details of other expenses for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Other bad debt expenses	(Won)	2	65	849
Foreign currency loss		1,172,296	1,550,909	1,220,143
Loss on disposal of property, plant and equipment		234	415	862
Impairment loss on property, plant, and equipment		664	—	3,589
Loss on disposal of intangible assets		—	—	1,588
Impairment loss on intangible assets		—	—	5,574
Expenses related to legal proceedings or claims and others		296,950	310,142	151,259

	(Won)	1,470,146	1,861,531	1,383,864

27.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Salaries and wages	(Won)	1,140,809	1,569,137	1,719,035
Other employee benefits		194,901	297,366	383,197
Contributions to National Pension plan		31,308	40,553	54,118
Expenses related to defined benefit plan		73,112	102,471	113,970
Stock compensation cost		201	157	(469)

	(Won)	1,440,331	2,009,684	2,269,851

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

28.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangements as of December 31, 2011 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	0.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal to or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

28.	Share-based Payment, Continued

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In number of shares)	2009	2010	2011
Balance at beginning of year	110,000	110,000	110,000
Forfeited or cancelled	—	—	—
Outstanding at end of year	110,000	110,000	110,000
Exercisable at end of year	110,000	110,000	110,000

(c)	The Group accounted for SARs at their fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2010	December 31, 2011
Risk free rate (*1)	2.89%	3.40%
Expected term (*2)	1.0 year	0.25 year
Expected volatility	35.20%	48.37%
Expected dividends (*3)	0%	0%
Fair value per share	(Won)4,296	(Won)29
Total carrying amount of liabilities (*4)	(Won)472,527,182	(Won)3,242,249

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2011, the remaining contractual life is 3 months and the expected term is determined as 0.25 year.
(*3)	The Controlling Company expected dividend used is 0%.
(*4)	As of December 31, 2011, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

29.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Finance income
Interest income	(Won)	122,927	91,203	58,430
Dividend income		—	48	131
Foreign currency gain		206,592	146,563	148,144
Gain on disposal of investments in equity accounted investees		295	2,506	551
Gain on valuation of financial assets at fair value through profit or loss		2,907	668	10

	(Won)	332,721	240,988	207,266

Finance costs
Interest expense	(Won)	112,632	99,659	144,927
Foreign currency loss		108,483	170,307	180,395
Loss on disposal of available-for-sale securities		5	854	354
Loss on disposal of financial assets at fair value through profit or loss		—	—	774
Loss on redemption of debentures		173	4,138	—
Loss on valuation of financial assets at fair value through profit or loss		—	1,729	—
Loss on valuation of financial liabilities as fair value through profit or loss		108,363	2,419	1,935
Loss on derivatives		9,727	—	—
Loss on sale of trade accounts and notes receivable		4,307	9,366	20,359
Loss on disposal of investments in equity accounted investees		165	—	321
Loss on impairment of investments in equity accounted investees		—	—	14,244

	(Won)	343,855	288,472	363,309

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Cumulative translation differences	(Won)	(37,175)	6,735	47,443
Net change in fair value of available-for-sale financial assets		(24,367)	12,063	2,700
Gain on cash flow hedges		2,534	—	—
Tax effect		6,423	(3,793)	(1,101)

	(Won)	(52,585)	15,005	49,042

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

30. Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In millions of won)	2009		2010	2011
Current tax expense	(Won)	202,174	253,436	57,530
Deferred tax benefit		(306,992)	(147,101)	(350,594)

Income tax expense (benefit)	(Won)	(104,818)	106,335	(293,064)

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2009, 2010 and 2011 is as follows:

(In millions of won)	2009
	Before tax		Tax (expense) benefit	Net of tax
Loss on valuation of available-for-sale securities	(Won)	(24,367)	6,231	(18,136)
Defined benefit plan actuarial loss		(18,927)	4,484	(14,443)
Cumulative translation differences		(37,175)	806	(36,369)
Gain on valuation of cash flow hedges		2,534	(614)	1,920

	(Won)	(77,935)	10,907	(67,028)

(In millions of won)	2010
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,063	(2,987)	9,076
Defined benefit plan actuarial gain		4,480	(1,314)	3,166
Cumulative translation differences		6,735	(806)	5,929
Gain on sales of own shares of associated accounted for using the equity method		810	—	810

	(Won)	24,088	(5,107)	18,981

(In millions of won)	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	2,700	(996)	1,704
Defined benefit plan actuarial loss		(23,732)	6,059	(17,673)
Cumulative translation differences		47,443	(105)	47,338
Loss on sales of own shares of associated accounted for using the equity method		(214)	—	(214)

	(Won)	26,197	4,958	31,155

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

30.	Income Taxes, Continued

(c)	Reconciliation of effective tax rate to the actual effect tax (benefit) rate at the reporting date is as follows:

(In millions of won)	2009			2010		2011
Profit (loss) for the period		(Won)	1,117,778		1,159,234		(787,895)
Income tax expense (benefit)			(104,818)		106,335		(293,064)

Profit (loss) excluding income tax			1,012,960		1,265,569		(1,080,959)

Income tax (benefit) using the Controlling Company’s domestic tax rate	24.20%		245,136	24.20%	306,268	(24.20%)	(261,592)
Effect of tax rates in foreign jurisdictions	1.87%		18,981	1.24%	15,732	0.30%	3,259
Non-deductible expenses	3.58%		36,268	7.69%	97,268	2.18%	23,560
Tax credits	(37.07%)		(375,544)	(24.33%)	(307,911)	(22.97%)	(248,331)
Change in unrecognized deferred tax assets	—		—	—	—	17.41%	188,190
Change in tax rates	(0.85%)		(8,612)	(0.85%)	(10,798)	(0.71%)	(7,689)
Others	(2.08%)		(21,047)	0.45%	5,776	0.88%	9,539

Actual income tax expense (benefit)		(Won)	(104,818)		106,335		(293,064)

Actual effective tax (benefit) rate			10.35%		8.4%		(27.11%)

31.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2011, in relation to the temporary differences on investments in subsidiaries amounting to (Won)221,073 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

The Controlling Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)434,526 million, through events such as disposal of the related investments in the foreseeable future, is remote.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

31.	Deferred Tax Assets and Liabilities, Continued

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2011, the Controlling Company recognized deferred tax assets of W829,048 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

	December 31
(In millions of won)	2012		2013	2014	2015~
Tax credit carryforwards	(Won)	21,579	—	146,394	41,118

(d)	Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	December, 31, 2010		December, 31, 2011	December, 31, 2010	December, 31, 2011	December, 31, 2010	December, 31, 2011
Other accounts receivable, net	(Won)	—	—	(5,919)	(3,738)	(5,919)	(3,738)
Inventories, net		17,942	15,915	—	—	17,942	15,915
Available-for-sale financial assets		2,199	1,259	(6,983)	—	(4,784)	1,259
Defined benefit obligation		3,829	21,877	—	—	3,829	21,877
Investments in equity accounted investees		12,041	4,307	—	—	12,041	4,307
Derivative instruments		—	—	(2,008)	—	(2,008)	—
Accrued expenses		78,396	72,965	—	—	78,396	72,965
Property, plant and equipment		112,286	133,720	—	—	112,286	133,720
Intangible assets		—	1,105	—	—	—	1,105
Provisions		17,962	11,618	—	—	17,962	11,618
Gain or loss on foreign currency translation, net		81,075	13,616	(61,031)	(31,313)	20,044	(17,697)
Debentures		5,049	6,059	—	—	5,049	6,059
Others		24,134	18,974	(6,006)	(715)	18,128	18,259
Tax losses		—	329,068	—	—	—	329,068
Tax credit carryforwards		795,247	829,048	—	—	795,247	829,048

Deferred tax assets (liabilities)	(Won)	1,150,160	1,459,531	(81,947)	(35,766)	1,068,213	1,423,765

Realization of deferred tax assets is dependent on whether the Company will have sufficient future taxable income. Although realization is not assured, management believes it is probable that all of the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

31.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2010 and 2011 are as follows:

(In millions of won)	December 31, 2009		Profit or loss	Other comprehensive income	December 31, 2010	Profit or loss	Other comprehensive income	December 31, 2011
Other accounts receivable, net	(Won)	(11,512)	5,593	—	(5,919)	2,181	—	(3,738)
Inventories, net		19,765	(1,823)	—	17,942	(2,027)	—	15,915
Available-for-sale financial assets		698	(2,495)	(2,987)	(4,784)	7,039	(996)	1,259
Defined benefit obligation		5,052	91	(1,314)	3,829	11,989	6,059	21,877
Investments in equity accounted investees		11,660	381	—	12,041	(7,734)	—	4,307
Derivative instruments		(647)	(1,361)	—	(2,008)	2,008	—	—
Accrued expenses		60,575	17,821	—	78,396	(5,431)	—	72,965
Property, plant and equipment		108,334	3,952	—	112,286	21,434	—	133,720
Intangible assets		(19,470)	19,470	—	—	1,105	—	1,105
Provisions		16,806	1,156	—	17,962	(6,344)	—	11,618
Gain or loss on foreign currency translation, net		7,414	12,630	—	20,044	(37,741)	—	(17,697)
Debentures		45,874	(40,825)	—	5,049	1,010	—	6,059
Others		17,498	1,436	(806)	18,128	236	(105)	18,259
Tax losses		—	—	—	—	329,068	—	329,068
Tax credit carryforwards		664,172	131,075	—	795,247	33,801	—	829,048

Deferred tax assets (liabilities)	(Won)	926,219	147,101	(5,107)	1,068,213	350,594	4,958	1,423,765

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

32.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2009, 2010 and 2011 are as follows:

(In won and No. of shares)	2009		2010	2011
Profit (loss) attributable to owners of the Controlling Company	(Won)	1,117,778,414,962	1,156,343,357,418	(771,222,702,492)
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700

Earnings (loss) per share	(Won)	3,124	3,232	(2,155)

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2009 to December 31, 2011.

(b)	There is no effect of dilutive potential ordinary shares due to the Controlling Company’s net loss for the year ended December 31, 2009 and 2011. Diluted earnings per share for the year ended December 31, 2010 were as follows:

(In won and No. of shares)	2010
Profit for the period	(Won)	1,156,343,357,418
Interest on convertible bond, net of tax		(18,345,174,214)

Adjusted income		1,137,998,183,204
Weighted-average number of common shares outstanding and common equivalent shares(*)		361,080,224

Diluted earnings per share	(Won)	3,152

(*)	Weighted-average number of common shares outstanding to calculate dilutive potential ordinary shares for the year ended December 31, 2010 is calculated as follows:

(In No. of shares)	2010
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	3,264,524

Weighted-average number of common shares at the reporting date	361,080,224

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2009, 2010 and 2011 is calculated as follows:

	2009	2010		2011
	Convertible bonds	Convertible bonds		Convertible bonds
Common shares to be issued	10,641,851	1,281,697	9,399,113	1,286,594
Period	January 1, 2009~ December 31, 2009	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010	January 1, 2011~ December 31, 2011
Weight	365 days / 365 days	365 days / 365 days	77 days / 365 days	365 days / 365 days
Weighted-average number of common shares to be issued	10,641,851	1,281,697	1,982,827	1,286,594

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

33.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2009, 2010 and 2011 is as follows:

(In millions of won)	2009		2010	2011
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	(604,186)	906,481	1,177,809