Form 20-F
period 2012-12-31
LG Display Co., Ltd.
filed 2013-04-26
CIK 1290109

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Telephone No.: +82-2-3777-1010

Facsimile No.: +82-2-3777-0797

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of Common Stock	New York Stock Exchange
Common Stock, par value ￦5,000 per share	New York Stock Exchange*

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

357,815,700 shares of common stock, par value ￦5,000 per share

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

(iii)

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2011 and 2012 and for each of the years ended in the three-year period ended December 31, 2012 included in this annual report.

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

All references to “Korean Won,” “Won” or “￦” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, all references to “MXN” are to the currency of Mexico, and all references to “SG$” are to the currency of Singapore.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2012, which was ￦1,063.24 = US$1.00.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as “contemplate,” “seek to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management’s present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the cyclical nature of our industry;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to compete effectively;

•	our dependence on a select group of key customers;

•	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the display panel industry;

•	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity and armed conflict;

•	fluctuations in foreign currency exchange rates; and

•	those other risks identified in the “Risk Factors” section of this annual report.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2009, 2010, 2011 and 2012 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2011 and 2012 and for each of the years in the three-year period ended December 31, 2012 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income prepared in accordance with K-IFRS for the years ended December 31, 2011 and 2012 included in the Form 6-K furnished to the SEC on February 28, 2013 is a loss of ￦764 billion and a profit of ￦912 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 28, 2013, which is not incorporated by reference to this annual report.

Pursuant to the IFRS as issued by IASB, we are not required to separately present operating profit or loss in our consolidated statements of comprehensive income prepared in accordance with IFRS. Therefore, the financial statements included in this annual report, which are prepared in accordance with IFRS as issued by IASB, do not present operating profit or loss as a separate line item.

Consolidated statements of comprehensive income (loss) data

	Year Ended December 31,
	2009		2010		2011		2012		2012 (1)
	(in billions of Won, except for per share data)								(in millions of US$, except for per share data)
Revenue	￦	20,038	￦	25,512	￦	24,291	￦	29,430	US$	27,680
Cost of sales		(17,477)		(21,781)		(23,081)		(26,425)		(24,853)
Gross profit		2,561		3,731		1,210		3,005		2,826
Selling expenses		(713)		(846)		(728)		(814)		(766)
Administrative expenses (2)		(305)		(428)		(430)		(494)		(465)
Research and development expenses (2)		(428)		(768)		(816)		(785)		(738)
Profit (loss) before income tax		1,013		1,266		(1,081)		459		432
Income tax expense (benefit)		(105)		106		(293)		222		209
Profit (loss) for the period		1,118		1,159		(788)		236		222
Total comprehensive income (loss) for the period		1,051		1,178		(757)		96		90
Basic earnings (loss) per share		3,124		3,232		(2,155)		652		0.61
Diluted earnings (loss) per share		3,124		3,152		(2,155)		652		0.61

Consolidated statements of financial position data

	As of December 31,
	2009		2010	2011		2012		2012 (1)
			(in billions of Won)					(in millions of US$)
Cash and cash equivalents	￦	818	￦ 1,631	￦	1,518	￦	2,339	US$	2,200
Deposits in banks		2,500	1,503		815		315		296
Trade accounts and notes receivable, net		2,950	3,001		2,740		3,334		3,136
Inventories		1,668	2,215		2,317		2,390		2,248
Total current assets		8,226	8,840		7,858		8,915		8,385
Property, plant and equipment, net		9,596	12,815		14,697		13,108		12,328
Total assets		19,703	23,858		25,163		24,456		23,001
Trade accounts and notes payable		2,031	2,962		3,783		4,147		3,900
Current financial liabilities		2,007	2,101		895		1,015		955
Other accounts payable		1,596	2,593		3,993		2,811		2,644
Total current liabilities		6,495	8,882		9,911		9,206		8,658
Non-current financial liabilities		2,076	2,543		3,722		3,441		3,236
Long-term advance received		584	945		669		1,050		988
Total liabilities		9,663	12,797		15,032		14,215		13,370
Share capital and share premium		4,040	4,040		4,040		4,040		3,800
Retained earnings		6,051	7,031		6,063		6,239		5,868
Total equity		10,040	11,061		10,131		10,240		9,631

Other financial data

	Year Ended December 31,
	2009		2010		2011		2012		2012 (1)
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Gross margin (3)		12.8%		14.6%		5.0%		10.2%		10.2%
Net margin (4)		5.6%		4.5%		(3.2)%		0.8%		0.8%
EBITDA (5)	￦	3,845	￦	4,200	￦	2,657	￦	5,086	US$	4,784
Capital expenditures		3,761		4,942		4,063		3,972		3,736
Depreciation and amortization (6)		2,842		2,926		3,651		4,469		4,203
Net cash provided by operating activities (7)		4,153		4,884		3,666		4,570		4,298
Net cash used in investing activities		(4,564)		(4,515)		(3,494)		(3,688)		(3,469)
Net cash provided by (used in) financing activities		(117)		408		(278)		(48)		(45)

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Amortization expenses related to certain research and development activities included in “administrative expenses” for the years ended December 31, 2009, 2010 and 2011 have been reclassified as “research and development expenses” to conform to the criteria of classification for the year ended December 31, 2012.
(3)	Gross margin represents gross profit (loss) divided by revenue.
(4)	Net margin represents profit (loss) for the period divided by revenue.
(5)	EBITDA is defined as profit (loss) for the period (x) plus interest expense, income tax expense (benefit), depreciation and amortization of intangible assets and (y) minus interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the period, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the period to EBITDA is as follows:

	Year Ended December 31,
	2009		2010		2011		2012		2012 (1)
	(in billions of Won)								(in millions of US$)
Profit (loss) for the period	￦	1,118	￦	1,159	￦	(788)	￦	236	US$	222
Interest income		(123)		(91)		(58)		(29)		(27)
Interest expense		113		100		145		188		177
Income tax expense (benefit)		(105)		106		(293)		222		209
Depreciation		2,779		2,757		3,413		4,196		3,946
Amortization of intangible assets		63		169		238		273		257

EBITDA	￦	3,845	￦	4,200	￦	2,657	￦	5,086	US$	4,784

(6)	Includes amortization of intangible assets.
(7)	Effect of exchange rate change on cash and cash equivalents has been excluded from net cash provided by operating activities.

Operating data

	Year Ended December 31,
	2009	2010	2011	2012
	(in thousands)
Number of panels sold by product category:
Televisions (1)	35,316	51,184	53,084	56,490
Notebook computers (2)	50,632	70,124	90,577	116,315
Desktop monitors (3)	43,384	49,336	50,247	51,819
Mobile and other applications (4)	161,804	188,798	172,688	174,179

Total	291,136	359,442	366,596	398,803

	Year Ended December 31,
	2009		2010		2011		2012		2012 (5)
	(in billions of Won)								(in millions of US$)
Revenue by product category:
Televisions (1)	￦	10,965	￦	14,079	￦	11,579	￦	13,512	US$	12,708
Notebook computers (2)		3,568		4,424		5,120		6,998		6,582
Desktop monitors (3)		4,640		5,390		4,975		5,039		4,739
Mobile and other applications (4)		816		1,575		2,540		3,754		3,531

Total sales of goods	￦	19,989	￦	25,468	￦	24,214	￦	29,303	US$	27,560
Royalties		22		23		61		38		36
Others		27		21		16		89		84

Revenue	￦	20,038	￦	25,512	￦	24,291	￦	29,430	US$	27,680

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including smartphones and other mobile phones, certain types of tablet computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2012, which was ￦1,063.24 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 19, 2013, the noon buying rate was ￦1,119.03 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Korean Won per US$1.00)
2008	￦	1,262.0	￦	1,105.8	￦	1,507.9	￦	935.2
2009		1,163.7		1,270.0		1,570.1		1,149.0
2010		1,130.6		1,158.7		1,253.2		1,104.0
2011		1,158.5		1,105.2		1,197.5		1,049.2
2012		1,063.2		1,119.6		1,185.0		1,063.2
October		1,090.2		1,105.4		1,114.6		1,090.2
November		1,081.8		1,087.0		1,091.8		1,081.8
December		1,063.2		1,075.2		1,083.7		1,063.2
2013 (through April 19)		1,119.0		1,118.5		1,185.0		1,056.0
January		1,087.5		1,066.5		1,091.2		1,056.0
February		1,083.9		1,087.3		1,095.7		1,078.2
March		1,112.5		1,102.9		1,119.2		1,083.9
April (through April 19)		1,119.0		1,125.0		1,140.3		1,114.0

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month (or portion thereof) is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

In recent years, we have been affected by overcapacity in the industry relative to the general demand for TFT-LCD panels which, together with lingering uncertainties in the global economic environment, has resulted in a general decline in the average selling prices of a number of our TFT-LCD products. For example, our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 16.2% from US$810 in 2010 to US$679 in 2011. In 2012, however, our average revenue per square meter of net display area increased by 13.5% to US$771 as compared to 2011, due in part to an increase in sales of increasingly larger-sized panels and differentiated specialty products based on newer technologies which in 2012 were relatively less affected by the industry-wide overcapacity problems affecting TFT-LCD products using older technologies.

In that same period, our gross margin has also fluctuated, decreasing from 14.6% in 2010 to 5.0% in 2011, and then increasing to 10.2% in 2012. Principal factors affecting our gross margin include declines in the average selling prices of our display panels, as well as our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices of our products, foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. The sharp decrease in our gross margin in 2011 as compared to 2010 was largely a result of a decline in the average selling price of our display panels due to downward price pressure affecting TFT-LCD products generally, which in turn resulted from overcapacity in the industry relative to the demand for such products, and the appreciation of the Korean Won against the U.S. dollar. The increase in our gross margin in 2012 as compared to 2011 was due in large part to an increase in demand especially in the second half of 2012 for our differentiated specialty panels, such as those used in certain types of televisions, tablet computers and smartphones, which commanded relatively higher average selling prices, and our continued efforts to reduce cost of sales. Also, we benefited from a modest depreciation of the Korean Won against the U.S. dollar in 2012 as the annual average exchange rate rose from ￦1,105.2 to US$1.00 in 2011 to ￦1,119.6 to US$1.00 in 2012. However, the lingering industry-wide overcapacity issue continued to exert downward pressure on our gross margin in 2012 by causing further declines in the average selling prices of certain other TFT-LCD products, in particular those products that have reached, or are nearing, maturity in their respective technology cycles.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by developing and commercializing differentiated products based on newer technologies that are tailored to our customers’ evolving needs, we also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities and, in the mid- to long-term, by fine-tuning our investment strategies relating to capacity growth in light of our assessment of future market conditions. For example, we reduced our utilization rates starting in July 2008 through February 2009 and then again in July 2010 through the end of 2011, in each case based on our assessment of capacity growth in the industry and its impact on the demand for our products. Since the end of 2011, as demand for certain of our products improved, we started raising our utilization rates, and by the fourth quarter of 2012, our facilities were operating at an average utilization rate of approximately 100%.

However, we cannot provide any assurance that the increase in demand in 2012, which helped to mitigate the impact of industry-wide overcapacity, can be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance in 2012 mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors and mobile and other application products utilizing TFT-LCD panels, which in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to such weak demand, we reduced our TFT-LCD production from July 2008 to February 2009. Although demand for our products, as measured by the number of panels sold, started to recover in the second half of 2009 and generally remained strong in 2010, the renewed global economic difficulties in 2011 contributed to another decline in demand for our products in that year. While uncertainties in the global economic environment continued in 2012, we saw an increase in demand for our products since the end of 2011, initially due in part to channel inventory replenishment and then, especially in the second half of 2012, due in large part to increasing demand for our differentiated specialty products used in certain types of televisions, tablet computers and smartphones. However, we cannot provide any assurance that the increased demand for our products in 2012 can be sustained in future periods or that the demand for our products will not decrease again in the future due to another such economic downturn which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the TFT-LCD industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display (which was spun off from Samsung Electronics in 2012), Hydis Technologies, AU Optronics, Innolux, Chunghwa Picture Tubes, HannStar Display, BOE, China Star Optolectronics Technology, Japan Display (which was founded in 2011 by integrating the LCD panel businesses of Hitachi and TMDisplay, as well as certain businesses of Sony Mobile Display), Sharp and Panasonic LCD . Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

In addition, industry consolidation among our competitors may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations are sponsored by a government entity. Recently, certain of our competitors have pursued strategic alternatives such as mergers or formation of new alliances, resulting in, for example, the creation of Japan Display in 2011. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

We and our competitors each seek to establish our own products as the industry standards. For example, in the growing large-sized television panel market, we currently manufacture primarily 32-inch, 42-inch, 47-inch and 55-inch television panels. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions, such as 39-inch, 40-inch, 46-inch and 50-inch panels. If our competitors’ panels become the standard market size, we may lose market share, which may have a material adverse effect on our financial condition and results of operations.

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

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop new and differentiated products in anticipation of future demand. A failure or delay on our part to develop products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our television panels utilizing FPR 3D technology, AH-IPS panels for tablet computers, mobile devices, notebook computers and desktop monitors, OLED television panels utilizing white RGB, or WRGB, OLED technology and Shuriken notebook monitors with thin bezels. In addition, we have developed differentiated sales and marketing strategies to promote our panels for such products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology such as ours may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products. We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for eighteen months from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for 75.8% of our sales in 2010, 70.9% in 2011 and 71.3% in 2012. Our top five end-brand customers together accounted for 55.0% of our sales in 2010, 53.6% in 2011 and 57.6% in 2012.

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

We engage in related party transactions with LG Electronics and its affiliates:

•

Sales to LG Electronics – sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 24.8%, 21.4% and 21.0% of our sales in 2010, 2011 and 2012, respectively

•

Sales to LG International – sales to LG International Corp., our affiliated trading company, and its subsidiaries on an aggregate basis amounted to 8.8%, 6.3% and 5.0% of our sales in 2010, 2011 and 2012, respectively.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. See “Item 7.B. Related Party Transactions” for a description of these related party transactions with LG Electronics and its affiliates. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates.

Any material deterioration in the financial condition of our key end-brand customers, their system integrators or our affiliated trading company will have an adverse effect on our results of operations.

Our top ten end-brand customers together accounted for 75.8% of our sales in 2010, 70.9% in 2011 and 71.3% in 2012. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International and its subsidiaries. Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 65 days. Although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies. For example, the rapidly expanding mobile display market for smart devices such as smartphones and certain tablet computers has resulted in increased demand for display panels using new energy-efficient technologies that provide for greater resolutions, wider viewing angles, high light transmittance and stability of images even when used on a touchscreen device. We have introduced mobile display products based on Advanced High-Performance In-Plane Switching technology, or AH-IPS, which have helped us quickly secure a leading role in this market.

While the TFT-LCD technology undergoes continued innovation, we and our competitors are also developing new display technologies that depart from TFT-LCD technology, such as organic light-emitting diode, or OLED, and flexible display. In particular, we and some of our competitors have already commenced commercial production of OLED products. We commenced mass production of OLED panels for use mainly in mobile devices in September 2011 at our 4.5-generation production lines. In addition, we started pilot production of OLED television panels on one of our eighth-generation production lines toward the end of 2012. With the launch of retail sales of 55-inch OLED televisions by certain of our customers starting in the first quarter of 2013, we intend to deploy greater resources into expanding our large-sized OLED panel fabrication capabilities with the aim of establishing an early competitive edge in the market. We are also making preparations to commence mass production of plastic OLED products. We expect that mass production for some of our initial plastic OLED products could begin in the second half of 2013. Our ability to utilize advanced manufacturing process technologies to increase production yields while lowering production cost will be critical to our sustained competitiveness.

However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, including certain types of tablet computers, desktop monitors and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 55.2%, 47.7% and 45.9% of our total revenue in 2010, 2011 and 2012, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers and certain types of tablet computers, which accounted for 17.3%, 21.1% and 23.8% of our total revenue in 2010, 2011 and 2012, respectively, those who use our panels in their desktop monitors, which accounted for 21.1%, 20.5% and 17.1% of our total revenue in 2010, 2011 and 2012, respectively, and those who use our panels in their mobile and other applications, which accounted for 6.2%, 10.4% and 12.8% of our total revenue in 2010, 2011 and 2012, respectively. Although our dependence on sales of television panels decreased in 2011 and 2012, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on the growth of the television industry. In addition, we will continue to be dependent on the growth of the personal computer industry and the mobile device industry, including the tablet computer industry, for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenues, lower average selling prices and/or reduced margins.

The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

New display technologies, such as OLED and flexible display, which are at various stages of development by us and other display panel makers, may gain wider market acceptance than TFT-LCD technology for use in certain products, such as televisions, smartphones, certain types of tablet computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, or if we are unable to develop and commercialize OLED and other technologies in a commercially viable and timely manner, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we estimate that we will continue to incur significant capital expenditures for the enhancement of existing production facilities, including the construction of additional production lines, and the construction of new production facilities. In March 2011, we commenced mass production at P83, the second expansion to our eighth-generation fabrication facility, P81. In June 2012, we also commenced mass production at P98, a new eighth-generation panel fabrication facility located in our Paju Display Cluster in Paju, Korea. In addition, in May 2012, we held a groundbreaking ceremony for the construction of an eighth-generation fabrication facility in Guangzhou, China. We expect mass production to commence at the Guangzhou fabrication facility in the second half of 2014, subject to market conditions and any changes in our investment timetable. In January 2011, we signed a memorandum of understanding with Gumi City regarding its administrative support for our ￦1.35 trillion investment to expand our module production facilities in Gumi City, Korea, over a five-year period starting in 2011, and in July 2012, we entered into an agreement with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our ￦1.20 trillion investment to convert our P61 fabrication facility located in Gumi City into low temperature polycrystalline silicon, or LTPS, production lines. We expect mass production to commence at the converted LTPS production lines in the fourth quarter of 2013, subject to market conditions and any changes in our investment timetable. In addition, starting in the first quarter of 2013, we began expanding our large-sized OLED television panel production capacity at certain of our facilities in our Paju Display Cluster, for which we expect to invest ￦0.71 trillion. Mass production is expected to commence at the new large-sized OLED panel production lines in the first half of 2014, subject to market conditions and any changes in our investment timetable.

In 2012, our total capital expenditure on a cash out basis amounted to approximately ￦4.0 trillion. We currently expect that, in 2013, our total capital expenditures on a cash out basis will be no more than ￦4 trillion or, on a delivery basis, between approximately ￦4 trillion and ￦4.5 trillion, primarily to fund the expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

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

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, the difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects, could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or impair our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

Our manufacturing processes are complex and periodic improvements to increase efficiency can expose us to potential disruptions in operations.

The manufacturing processes for TFT-LCD, OLED and other display products are highly complex, requiring sophisticated and costly equipment that is periodically modified and updated to improve manufacturing yields and product performance, and reduce unit manufacturing costs. These updates expose us to the risk that from time to time production difficulties will arise that could cause delivery delays, reduced output or both. We cannot provide assurance that we will not experience manufacturing problems in achieving acceptable output, product delivery delays or both as a result of, among other factors, construction delays, difficulties in upgrading or modifying existing production lines or ramping up new plants, difficulties in changing manufacturing line technologies or delays in equipment deliveries, any of which could constrain our capacity and adversely affect our results of operations.

We may be unable to successfully execute our growth strategy or manage and sustain our growth on a timely basis, if at all, and, as a result, our business may be harmed.

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we enhanced our capacity at our Korean facilities by commencing mass production at P82, the first expansion to our P81 fabrication facility, in May 2010, at P83, the second expansion to our P81 fabrication facility, in March 2011, and at P98, our newest eighth-generation panel fabrication facility, in June 2012. In addition, we have continually made investments in our other facilities, including our LTPS fabrication facility. In particular, we expect to invest ￦1.20 trillion to convert our P61 fabrication facility located in Gumi City into LTPS production lines, which are expected to commence mass production in the fourth quarter of 2013. In July 2012, we entered into an agreement with Gumi City and North Gyeongsang Province for administrative assistance in connection with the investment. Also, starting in the first quarter of 2013, we began expanding our large-sized OLED television panel production capacity at certain of our facilities in our Paju Display Cluster, for which we expect to invest ￦0.71 trillion. Mass production is expected to commence at the new large-sized OLED panel production lines in the first half of 2014, subject to market conditions and any changes in our investment timetable. In addition, in January 2011, we signed a memorandum of understanding with Gumi City to extend administrative support for our ￦1.35 trillion investment to expand our module production facilities in Gumi City, Korea, over a five-year period starting in 2011. With respect to our overseas facilities in recent years, we commenced mass production at our module production plant in Reynosa, Mexico in March 2012, and we commenced construction of an eighth-generation fabrication facility in Guangzhou, China, in May 2012. We expect mass production to commence at the Guangzhou fabrication facility in the second half of 2014, subject to market conditions and any changes in our investment timetable. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in next-generation panel fabrication facilities or in the upgrading of manufacturing capacity of existing facilities would impair our ability to effectively compete within the display panel industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of TFT-LCD and OLED panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the TFT-LCD industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. For example, partly due to weak demand, we reduced our TFT-LCD production from July 2008 to February 2009 and again starting from July 2010 through the end of 2011. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates once again in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

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

If earthquakes, tsunamis, floods or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as customers of our products, are located in Japan, which suffered an earthquake and tsunami in March 2011 (which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake). While we believe the impact was not material to our financial condition or operating results as of and for the years ended December 31, 2011 and 2012, any future recurrence of such natural calamities in Japan or any other countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including Japan, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

Purchase orders from our customers, which are placed generally one month in advance of delivery, vary in volume from period to period, and we operate with a modest inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

Our major customers and their designated system integrators provide us with three- to six-month rolling forecasts of their product requirements. However, firm orders are not placed until one month before delivery when negotiations on purchase prices are also finalized. Firm orders may be less than anticipated based on these three- to six-month forecasts. Due to the cyclicality of the display industry, purchase order levels from our customers have varied from period to period. Although we typically operate with a two- to four-week inventory, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such volatility in order volumes. Our inability to respond quickly to changes in overall demand for display products as well as changes in product mix and specifications may result in lost revenue, which would adversely affect our results of operations.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our TFT-LCD and other panels and the obsolescence of our existing TFT-LCD or other panel inventory. This can result in a decrease in the stated value of our panel inventory, which we value at the lower of cost or market value.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. As of April 25, 2013, the European Union General Court has not ruled on LG Display’s application. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. As of April 25, 2013, no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. As of April 25, 2013, investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In December 2011, the Korea Fair Trade Commission imposed a fine of ￦31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. As of April 25, 2013, the Seoul High Court has not ruled on LG Display’s appeal.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display, LG Display America and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings, which we refer to as the MDL Proceedings. In March 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. In April 2012, ten entities (including groups of affiliated companies) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against LG Display, alleging similar antitrust violations as alleged in the MDL Proceedings.

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. In March 2013, the attorney general of Oklahoma dismissed its action as to LG Display pursuant to a separate settlement agreement. As of April 25, 2013, the Illinois, Mississippi, Oregon, South Carolina and Washington attorneys general actions remain pending. While the Oregon attorney general action is pending in the MDL Proceedings, the Illinois and Washington attorneys general actions are pending in their respective state courts, and the Mississippi and South Carolina attorneys general actions are pending in federal courts in their respective districts.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In addition, in 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred or are expected to be transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. In January 2013, AT&T Corp. and its affiliates dismissed their action as to LG Display pursuant to a settlement agreement. In January 2013, the trustee of Circuit City Stores, Inc. Liquidation Trust dismissed its action as to LG Display pursuant to a settlement agreement, which was approved by the U.S. Bankruptcy Court. In April 2013, Sony Electronics, Inc. and Sony Europe Limited, together with their respective affiliates, dismissed their actions as to LG Display pursuant to a settlement agreement. LG Display reached a settlement with T-Mobile, U.S.A., Inc. in April 2013.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. LG Display is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In each of these ongoing matters, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have recognized provisions in 2012 with respect to those contingencies in which our management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2012 and may have a material adverse effect on our operating results or financial condition.

We need to observe certain financial and other covenants under the terms of our debt obligations, the failure to comply with which would put us in default under such debt obligations.

We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

Our results of operations are subject to exchange rate fluctuations.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2012, 96.7% of our sales were denominated in U.S. dollars. During the same period, 79.6% of our purchases of raw materials and components were denominated in U.S. dollars and 19.2% in Japanese Yen. In addition, approximately 68.1% of our equipment purchases and construction costs, which represented almost all of our total capital expenditures in 2012, were denominated in Korean Won.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income. After a period of wide fluctuation from the second half of 2008 through the first half of 2010, the value of the Korean Won relative to the U.S. dollar and the Japanese Yen saw periods of relative stability through most of 2012. However, starting in the fourth quarter of 2012, there have been signs of relative increase in the volatility of the exchange rates. The Korean Won appreciated against the U.S. dollar in the second half of 2012 and against the Japanese Yen in the fourth quarter of 2012. In the first quarter of 2013, the Korean Won depreciated against the U.S. dollar while the value of Korean Won relative to the Japanese Yen appreciated but at a slower rate as compared to the fourth quarter of 2012. See “Item 3.A. Selected Financial Data—Exchange Rates.” Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Japanese Yen increases the Korean Won cost of our Japanese Yen denominated purchases of raw materials and components and, to the extent we have any debt denominated in Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, including a sharp appreciation of the Korean Won against the U.S. dollar or the Japanese Yen, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

The rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. Although we take and will continue to take steps to ensure that our new products do not infringe upon third party rights, if our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

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

In December 2006, LG Display filed a complaint in the U.S. District Court for the District of Delaware against Innolux Corp. (formerly known as Chimei Innolux Corp. or Chimei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs and seeking, among other things, monetary damages for past infringement and an injunction against future infringement. In March 2007, AU Optronics filed a counter-claim against LG Display and its U.S. subsidiary, LG Display America, in the U.S. District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs, but the suit was transferred to the U.S. District Court for the District of Delaware in May 2007. In May 2007, Innolux filed a counter-claim against LG Display and LG Display America for patent infringement in the U.S. District Court for the Eastern District of Texas, but the suit was transferred to the U.S. District Court for the District of Delaware in March 2008. The U.S. District Court for the District of Delaware bifurcated the trial between AU Optronics and Innolux, holding the first trial against AU Optronics in June 2009.

Although LG Display had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. In February 2010, the U.S. District Court for the District of Delaware found that the four AU Optronics patents were valid and were infringed by LG Display and LG Display America, and in April 2010, the court further found that LG Display’s four patents were valid but were not infringed by AU Optronics. In October and November 2010, LG Display filed a motion for a new trial and to amend certain findings on the AU Optronics patents and LG Display’s patents, respectively. In September 2011, LG Display and AU Optronics filed a stipulation for dismissal of the case and amicably settled all claims and counterclaims as between the parties. The stay of the Innolux case was lifted in January 2012, and in May 2012, the parties filed a stipulation for dismissal of the case and amicably settled all claims and counterclaims between the parties.

In February 2007, Anvik Corporation filed a complaint in the U.S. District Court for the Southern District of New York against LG Display and LG Display America, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. In April 2012, the district court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, LG Display and LG Display America and the other TFT-LCD manufacturing companies, dismissing the case. Anvik Corporation appealed the district court’s decision to the U.S. Court of Appeals for the Federal Circuit in April 2012. In March 2013, the U.S. Court of Appeals for the Federal Circuit reversed the district court’s summary judgment ruling and remanded the case back to the district court for further proceedings.

In February 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement. In October 2012, USITC issued a preliminary finding that LG Display and LG Display America had not infringed ITRI’s patents. A final decision by the USITC is expected to be issued in June 2013.

In September 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display claiming misappropriation of trade secrets relating to OLED technology and seeking injunctive relief. In September 2012, LG Display filed a complaint in the Seoul Central District Court against Samsung Display and Samsung Electronics claiming infringement of certain of LG Display’s patents relating to OLED display technology and manufacturing methods and sought monetary damages. In addition, in December 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display and LG Electronics claiming infringement of certain of Samsung Display’s patents relating to LCD technology and sought monetary damages. Also, in December 2012, LG Display filed an application in the Seoul Central District Court seeking temporary injunctive relief to prohibit Samsung Display and Samsung Electronics from manufacturing and selling products that we claimed to be infringing upon certain of LG Display’s patents relating to IPS technology and the related manufacturing methods. In February 2013, under the mediation of the Korean government, LG Display, Samsung Display and Samsung Electronics agreed in principle to work toward resolving the foregoing patent infringement proceedings through an amicable settlement. Accordingly, as of April 25, 2013, Samsung Display has withdrawn its complaint filed in September 2012 and LG Display has withdrawn its application for injunctive relief filed in December 2012. As of the same date, the complaint filed by LG Display against Samsung Display and Samsung Electronics in September 2012 and the complaint filed by Samsung Display against LG Display in December 2012 have not yet been withdrawn.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents. See “Item 5.C. Research and Development, Patents and Licenses, etc.—Intellectual Property—License Agreements.”

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

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

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

Various other conflicts of interest between LG Electronics and us may arise in the future in a number of areas relating to our business, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics of significant influence over our management and affairs. See “Item 6.A. Directors and Senior Management” for a description of the composition of our current board of directors and senior management.

Labor unrest may disrupt our operations.

As of December 31, 2012, approximately 76.0% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. In the case of public companies, a shareholder must own, individually or collectively with other shareholders, at least 0.01% of our common stock for at least six consecutive months in order to file a derivative suit on our behalf. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Therefore, holders of our common stock or our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 25, 2013. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

Holders of ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued, except under certain circumstances as provided in our articles of incorporation. Accordingly, if we issue new shares to non-shareholders based on such exception, a holder of our ADSs may experience dilution in its holdings. Furthermore, if we offer any right to subscribe for additional shares of our common stock or any rights of any other nature to existing shareholders subject to their preemptive rights, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use reasonable efforts to dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it deems that doing so is lawful and feasible and

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

We are under no obligation to file any registration statement with the SEC or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While the value of the Korean Won generally stabilized starting in the second half of 2010, there has been signs of relative increase in the volatility of exchange rates starting in the fourth quarter of 2012. Given the lingering uncertainty in the global economic environment, there is no guarantee that exchange rates will not once again fluctuate in the future at such levels as we experienced in the second half 2008 through the first half of 2010. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index, or KOSPI, declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered to a significant extent since 2008, closing at 1,951.6 on April 25, 2013, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

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

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	hostilities or political or social tensions involving oil producing countries in the Middle East or North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the United States deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space as part of its joint military exercises with Korea.

•

In late March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-U.S. joint military exercises and additional international sanctions imposed on North Korea for its missile and nuclear tests.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

•

In November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation. In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility.

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

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

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

We are a leading innovator of thin-film transistor liquid crystal display, or TFT-LCD, technology and other display panel technologies, including organic light-emitting display, or OLED, and flexible display products. We manufacture display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors and various other applications, including mobile products.

The origin of our TFT-LCD business can be traced to the TFT-LCD research that began in 1987 at the Goldstar R&D Center, which was then part of LG Electronics Inc. TFT-LCD research continued at the Anyang R&D Center, a research and development center established by LG Electronics in 1990 in Anyang, Korea, which was subsequently moved to our Paju Display Cluster in 2008, and which today continues to lead our technology innovation efforts. In 1993, the TFT-LCD business division was launched within LG Electronics, and in September 1995 mass production of TFT-LCD panels began at P1, its first fabrication facility, producing mainly TFT-LCD panels for notebook computers and other applications. In December 1997, LG Semicon Inc., a subsidiary of LG Electronics, began mass production at P2, producing mainly TFT-LCD panels for notebook computers.

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

Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721 (telephone number +82-2-3777-1010).

We have continued to develop our manufacturing process technologies and expand our production facilities. Each of our new fabrication facilities, or fabs, has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-sized panels, in May 2010, we commenced mass production at P82, our first expansion to P81, which is optimized to produce 32-inch and 55-inch display panels for televisions and 20-inch and 23-inch display panels for desktop monitors. In March 2011, we commenced mass production at P83, our second expansion to P81, which is optimized to produce 32-inch and 47-inch display panels for televisions. In addition, in June 2012, we commenced mass production at P98, a new eighth-generation fab, which is optimized to produce 9.7-inch display panels for tablet computers and 21.5-inch and 23-inch display panels for desktop monitors. For a description of cash outflows relating to our capital expenditures in the past three fiscal years, see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

In addition, we are currently constructing an eighth-generation fabrication facility in Guangzhou, China, which is expected to commence mass production in the second half of 2014, subject to market conditions and any changes in our investment timetable. We are also in the process of expanding our LTPS production capacity mainly through the conversion of our P61 fabrication facility located in Gumi City, Korea, and the converted LTPS production lines are expected to commence mass production in the fourth quarter of 2013, subject to market conditions and any changes in our investment timetable. In connection with this investment, we entered into an agreement with Gumi City and North Gyeongsang Province in July 2012 for their administrative assistance. See “Item 4.D. Property, Plants and Equipment—Expansion Projects.”

With respect to our assembly facilities, from 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea. In March 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In January 2008, we commenced mass production at our module production plant in Guangzhou, China, our second such module production site in China. In January 2011, we signed a memorandum of understanding with Gumi City regarding its administrative support for our ￦1.35 trillion investment to expand our module production facilities in Gumi City, Korea, over a five-year period starting in 2011. In addition, in March 2012, we commenced mass production at our module production plant in Reynosa, Mexico.

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers and desktop monitors, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCD panels for other application products, such as mobile phones, including certain types of mobile phones commonly referred to as “smartphones”, certain types of tablet computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment. In 2012, we sold a total of 216.7 million display panels that are nine inches or larger. According to DisplaySearch, we had a global market share for display panels of nine inches or larger of approximately 28% based on sales revenue in 2012.

In addition to TFT-LCD panels, we also manufacture OLED panels and flexible display products. Our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In December 2009, we launched our Mobile/OLED Business Division in anticipation of future growth of the OLED business. In September 2011, we commenced mass production of OLED panels for use mainly in mobile devices at our 4.5-generation production lines. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the Mobile/OLED Business Division and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. In addition, we started pilot production of 55-inch OLED television panels on one of our eighth-generation production lines toward the end of 2012. With the launch of retail sales of 55-inch OLED televisions by certain of our customers beginning in the first quarter of 2013, we intend to deploy greater resources into expanding our large-sized OLED panel fabrication capabilities with the aim of establishing an early competitive edge in the market. We are also making preparations to start mass production of plastic OLED panel products. We expect that mass production for some of our initial plastic OLED panel products could begin in the second half of 2013.

We currently operate a total of thirteen panel fabrication facilities, including expansions to certain facilities, located in our Display Clusters in Gumi and Paju, Korea. We also currently operate module facilities located in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju), Poland (Wroclaw) and Mexico (Reynosa). For a full description of our current facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

We seek to build our market position based on collaborative relationships with our customers and suppliers, a focus on high-end differentiated specialty display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers and desktop monitors. In 2012, for example, our display panels were included in products sold by LG Electronics, Apple, Skyworth, Dell, Hewlett-Packard, among others. For a description of our sales to LG Electronics, our largest shareholder, see “Item 7.B. Related Party Transactions.”

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

Our sales were ￦25,512 billion in 2010, ￦24,291 billion in 2011 and ￦29,430 billion (US$27,680 million) in 2012.

Technology Description

TFT-LCD Technology

A TFT-LCD panel consists of two thin glass substrates and polarizer films between which a layer of liquid crystals is deposited and behind which a light source called a backlight unit is mounted. The frontplane glass substrate is fitted with a color filter, while the backplane glass substrate, also called a TFT array, has a thin film of transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels to form a picture element, or pixel. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the frontplane glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel.

The process for manufacturing a TFT-LCD panel consists of four steps:

•

TFT array process – involves fabricating a large number of thin film transistors on the backplane glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs. Once the TFT array process on glass substrates is completed, the substrates are cut into panel-sized pieces;

•

Color filter process – involves fabricating a large number of color regions on the frontplane glass substrate that will overlay the TFT array after the cell process. The colored dots of red, green and blue combine to form various colors. The process is similar to the TFT array process but involves depositing colored dyes instead of transistors;

•

Cell process – involves joining together the backplane glass substrate that is arrayed with transistors and the frontplane glass substrate that is patterned with a color filter. The space between the two glass substrates is filled with liquid crystal materials. The resulting panel is called a cell; and

•	Module assembly process – involves connecting additional components, such as driver integrated circuits and backlight units, to the cell.

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

Advanced High Performance IPS, or AH-IPS, is our next-generation IPS technology that integrates ultra-fine pitch technology and high transmittance technology, which allows for ultra-high resolution imagery, increased luminance and greater energy efficiency. For example, in May 2012, we released a 5-inch panel with a resolution of 440 pixels-per-inch. AH-IPS is currently utilized in our smartphone panels and other mobile display products, as well as certain of our panels for notebook computers, tablet computers and desktop monitors.

OLED Technology

An OLED panel consists of a thin film of organic material encased between anode and cathode electrodes. When a current is applied, light is emitted directly from the organic material. Because a separate backlight is not needed, OLED panels can be lighter and thinner compared to TFT-LCD panels, which require a separate backlight. In addition, images projected on OLED panels have higher contrast ratios and more realistic color reproduction compared to images projected on TFT-LCD panels. We commenced mass production of OLED panels for mobile and other applications in September 2011. We produce OLED products for mobile and other applications using LTPS backplane technology and large-sized OLED products primarily for use in televisions using oxide TFT backplane technology, as described in greater detail below. In addition, we are developing plastic OLED products for mobile and other applications using LTPS backplane technology.

Our large-sized OLED products, including the 55-inch OLED television panel, the pilot production of which began in 2012, are produced using OLED technologies and processes that are different from the ones we use for our smaller-sized OLED products. Our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize LTPS backplane technology, as described in greater detail below. Our OLED products are produced at fabrication facilities in our Paju Display Cluster.

Backplane Technology

Oxide TFT

We use oxide TFT technology to produce backplanes for use in our large-sized OLED panels, such as the panels used in OLED television products. The traditional amorphous silicon-based TFT, or a-Si TFT, backplane technology has certain limitations that render it unsuitable for producing backplanes for use in large-sized OLED panels with high resolutions and fast refresh rates. For example, in larger and higher-resolution display panels, a-Si TFT backplanes consume increased rates of power and experience a decrease in the rate at which each transistor is able to switch between images, or the rate of mobility.

As an alternative to a-Si TFT backplane technology, we have successfully adopted a metal oxide-based TFT, or simply oxide TFT, backplane technology. In place of the amorphous silicon film used in a-Si TFT backplanes, oxide TFT backplanes utilize metal oxide-based film, which consumes less energy, has a higher rate of mobility and allows for construction of display panels with narrower bezels as compared to display panels with traditional a-Si TFT backplanes.

We were the first company in the display industry to successfully adopt oxide TFT technology in large-sized OLED products, which has been a key factor in reducing the costs of manufacturing large-sized OLED panels in large quantities. Because the manufacturing process of oxide TFT-based OLED panels are similar to the process used to manufacture TFT-LCD panels, we are able to use our existing TFT-based fabrication lines with relatively little modification to mass produce large-sized OLED panels.

Low Temperature Polycrystalline Silicon

Low temperature polycrystalline silicon, or LTPS, backplanes consume less energy while producing brighter images at higher rates of mobility compared to a-Si TFT backplanes. However, the production costs of LTPS backplanes can be uneconomical for large-sized panels. As a result, LTPS backplanes, with their superior current-driving capacity, are better suited for producing smaller-sized panels than a-Si TFT backplanes in the case of TFT-LCD panels and oxide TFT backplanes in the case of OLED panels. We utilize LTPS backplane technology in both our smaller-sized TFT-LCD and OLED panels.

3D Technology

Film-Type Patterned Retarder

Film-Type Patterned Retarder 3D, or FPR 3D, technology is utilized in display panels to display three-dimensional imagery when viewed with polarized glasses. A patterned retarder film polarizes images projected on the display panel into left and right images, which are then received by the respective side of the polarized glasses worn by the viewer to create a 3D effect. As both the right and left images are received simultaneously by the polarized glasses, there is no flicker effect commonly associated with display panels utilizing shutterglass technology, which projects left and right images in alternative succession. Since 3D television sets using our FPR 3D television panel products were first introduced to the market in March 2011, television sets using FPR 3D technology rapidly increased their market share. According to DisplaySearch, television sets using FPR 3D technology accounted for 43.2% of the global 3D television market in 2012.

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which typically utilize large-sized display panels ranging from 15 inches to 84 inches in size, including full high-definition television panels;

•	Notebook computers, which typically utilize display panels ranging from 7 inches to 20.1 inches in size, including certain types of tablet computers;

•	Desktop monitors, which typically utilize large-sized display panels ranging from 15 inches to 30 inches in size; and

•

Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones, certain smaller types of tablet computers that are not classified in our notebook computer category, and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment.

Unless otherwise specified, when we refer to panels in this annual report, we mean assembled cells with added components, such as driver integrated circuits and backlight units.

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. For television panels, a premium is placed on faster response times, wider viewing angles, higher resolution and greater color fidelity. Notebook computer panels require an emphasis on thinness, light weight and power efficiency, while desktop monitor panels demand a greater focus on brightness, color brilliance and wide viewing angles.

In addition to manufacturing and selling display panels, we also manufacture and sell television sets and desktop monitors through our joint venture companies. See “—Joint Ventures.”

Televisions

Our television display panels range from 15 inches to 84 inches in size. We began mass production of television display panels in 2001. Television display panels constitute our largest product category in terms of revenue. Our sales of display panels for televisions were ￦14,079 billion, or 55.2% of our total revenue, in 2010, ￦11,579 billion, or 47.7% of our total revenue, in 2011 and ￦13,512 billion (US$12,708 million), or 45.9% of our total revenue, in 2012.

Our product portfolio includes panels of various sizes such as 17-inch, 19-inch, 20-inch, 22-inch, 26-inch, 32-inch, 37-inch, 42-inch, 47-inch, 55-inch, 72-inch and 84-inch display panels. In 2012, our principal products in this category in terms of sales revenue consisted of 32-inch, 42-inch, 47-inch and 55-inch display panels. A substantial portion of our larger panels shipped in 2012 were equipped with FPR 3D technology.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers, which include display panels for certain types of tablet computers, range from 7 inches to 20.1 inches in size in a variety of display formats. Revenue from sales of our display panels for notebook computers was ￦4,424 billion, or 17.3% of our total revenue, in 2010, ￦5,120 billion, or 21.1% of our total revenue, in 2011 and ￦6,998 billion (US$6,582 million), or 23.8% of our total revenue, in 2012.

In 2010, notebook computer display panels constituted our third largest product category in terms of sales revenue, but in 2011, due in large extent to a significant increase in demand for tablet computer displays that are included in this category, it surpassed desktop monitor display panels and became our second largest product category. The relative share of our notebook computer display panels of our total revenue as compared to our desktop monitor display panels increased further in 2012, with the latter’s share of our total revenue decreasing from 20.5% in 2011 to 17.1% in 2012. In 2012, our principal products in terms of sales revenue in this category were 9.7-inch and 15.6-inch display panels. In particular, there continued to be strong demand for our panels employing AH-IPS technology, such as our 9.7-inch panels. In addition, we have experienced growing demand for our hinge-up display panels with thin bezels, also known as Shuriken displays, which are optimized for use in ultra-slim notebooks.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 30 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ￦5,390 billion, or 21.1% of our total revenue, in 2010, ￦4,975 billion, or 20.5% of our total revenue, in 2011 and ￦5,039 billion (US$4,739 million), or 17.1% of our total revenue, in 2012.

Desktop monitor display panels constitute our third largest product category in terms of sales revenue. In recent years, consumer demand for larger panels for desktop monitors has steadily grown. In 2012, our principal products in terms of sales revenue in this category were 21.5-inch and 23-inch display panels.

Mobile and Other Applications

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones, certain types of smaller-sized tablet computers that are not included in the notebook computer category and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment. TFT-LCD panels that are nine inches and smaller are referred to as small and medium-sized panels, with those smaller than four inches being considered small-sized panels.

This is our fastest growing category of products in terms of revenue growth, with revenue from sales of mobile and other applications more than doubling in 2012 compared to 2010, driven largely by an increase in demand for smartphone panels during that period. Revenue from sales of our display panels for mobile and other applications was ￦1,575 billion, or 6.2% of our total revenue, in 2010, ￦2,540 billion, or 10.4% of our total revenue, in 2011, and ￦3,754 billion (US$3,531 million), or 12.8% of our total revenue, in 2012. In 2012, sales of small-sized panels continued to constitute a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

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

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors and mobile and other applications sold by our global end-brand customers. In 2012, our top ten end-brand customers included LG Electronics, Apple, Skyworth, Dell, Hewlett-Packard, TP Vision, Lenovo, Panasonic, TPV and Toshiba. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are negotiated based on then-prevailing market prices as adjusted for LG Electronics’ requirements, including volume and specifications. See “Item 7.B. Related Party Transactions” for further description of our sales to LG Electronics.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for 75.8% of our sales in 2010, 70.9% in 2011 and 71.3% in 2012. Our top five end-brand customers together accounted for 55.0% of our sales in 2010, 53.6% in 2011 and 57.6% in 2012.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2012:

Televisions	Computer Products		Mobile and Other Applications
	Notebook Computers	Desktop Monitors
LG Electronics	Apple	Dell	Apple
Skyworth	Hewlett-Packard	Apple	LG Electronics
TP Vision	Dell	TPV	Amazon
Panasonic	Acer	Hewlett-Packard	HTC
Konka	Lenovo	LG Electronics	Continental

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted 24.2% of our sales in 2010, 29.1% in 2011 and 28.7% in 2012, respectively.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2010			2011			2012
	Sales		%	Sales		%	Sales		Sales(3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	￦	1,705	6.7%	￦	1,964	8.1%	￦	2,150	US$	2,022	7.3%
China		14,077	55.1		14,293	58.9		16,767		15,771	57.0
Europe		4,125	16.2		3,526	14.5		4,403		4,141	15.0
Americas		2,853	11.2		2,217	9.1		3,209		3,018	10.9
Asia (excluding China)		2,746	10.8		2,248	9.3		2,736		2,573	9.3
Others(1)		6	0.0		43	0.2		165		155	0.5

Total(2)	￦	25,512	100.0%	￦	24,291	100.0%	￦	29,430	US$	27,680	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Figures provided in this table include our revenue attributable to royalty and others.
(3)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2012, our sales and marketing force employed a total of approximately 1,559 employees in regional offices in these countries and in our head office in Korea.

The focus of our sales activities is on strengthening our relationships with large end-brand customers, with whom we maintain strong collaborative relationships. Customers look to us for a reliable supply of a wide range of display products. We believe our reliability and scale as a supplier helps support our customers’ product positions. We view our relationships with our end-brand customers as important to their product development strategies, and we collaborate with our end-brand customers in the design and development stages of their new products. In addition, our sales teams coordinate closely with our end-brand customers’ designated system integrators to ensure timely delivery. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries on an aggregate basis amounted to 5.0% in 2012. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

We may establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of solely utilizing LG International or its subsidiaries, and where local market practice permits. For example, in January 2009, we established a sales subsidiary in Singapore to replace LG International Singapore Ltd. in conducting sales to system integrators located in Singapore. We may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

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

The principal elements of competition for customers in the display panel market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Display and Hydis Technologies in Korea;

•	AU Optronics, Innolux, Chunghwa Picture Tubes and HannStar Display in Taiwan;

•	Japan Display, Sharp and Panasonic LCD in Japan; and

•	BOE and China Star Optoelectronics in China.

According to DisplaySearch, in 2012, Korean display panel manufacturers had a market share of 54% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 31%, Japanese manufacturers had 8% and Chinese manufacturers had 7%. Our market share of the 9-inch or larger panel market based on revenue was approximately 28%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 71.9% of our cost of sales in 2010, 69.2% in 2011 and 68.5% in 2012. The key components and raw materials of our display products include glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

In order to reduce our component and raw material costs and our dependence on any one supplier, we generally develop compatible components and raw materials and purchase our components and raw materials from more than one source. However, we source certain key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. Also, in order to facilitate implementation of our cost reduction strategies, we continually review for potential cost savings in sourcing our components and raw materials from suppliers based in Korea and those based abroad, including competitiveness of the prices offered by such suppliers and any potential for reduction in logistics and transportation costs. We perform periodic evaluations of our component and raw material suppliers based on a number of factors, including the quality and price of the components, delivery and response time, the quality of the services and the financial health of the suppliers. We reassess our supplier pool accordingly.

We maintain a strategic relationship with many of our material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. In January 2010, we invested US$10.8 million in Can Yang Investment Limited, a company that manufactures LED chips, in return for approximately 18.0% of its then outstanding equity interests. More recently, in April 2012, we invested ￦2.0 billion in Glonix Co., Ltd., a supplier of tempered glass used for touchscreens, in return for approximately 19.8% of its then outstanding capital stock.

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We maintain strategic relationships with many equipment manufacturers as part of our efforts to ensure quality while reducing costs. For example, in September 2010, we invested ￦10 billion in YAS Co., Ltd., a developer and manufacturer of OLED deposition equipment, in return for approximately 20.0% of its then outstanding common stock. In April and June 2011, we invested a total of ￦30 billion in return for an aggregate 23.0% of the then outstanding equity interests of Narae Nanotech Corporation, a Korean equipment manufacturer that supplies us with coaters.

Historically, we have relied on overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to local vendors. For example, in 2012, approximately 62.8% of our equipment for our facilities in Korea was purchased from local vendors on an invoiced basis. We plan to maintain this localization effort as part of our sourcing diversification and cost reduction strategy. A large majority of the equipment purchased from overseas vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

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

In addition, we outsource certain manufacturing processes to third party processers from time to time to supplement our processing capacity, and in certain cases, we maintain strategic relationships with such third party processors. For example, in December 2011, we invested approximately ￦11 billion in AVATEC Co., Ltd., a third party processor that etches glass substrates, in return for 20.3% of its then outstanding common stock.

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

Our quality assurance team works to ensure effective and consistent application of our quality control procedures, which includes six-sigma quality control procedures, and to introduce new methodologies that could further enhance our quality control procedures. Our quality assurance programs have received accredited ISO/TS 16949 certifications. The ISO/TS certification process involves subjecting our manufacturing processes and quality management systems to reviews and observation for various fixed periods. ISO/TS certification is required by certain European countries and the United States in connection with sales of industrial products in those countries, and provides independent verification to our customers regarding the quality control measures employed in our manufacturing and assembly processes.

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, for up to ￦2.4 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to ￦461 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our overseas manufacturing subsidiaries in Nanjing, Guangzhou, Xiamen, Fujian, Dongguan, Kunshan and Yantai, China, Wroclaw, Poland, and Reynosa, Mexico, also carry property insurance, business interruption insurance and commercial general liability insurance.

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

We installed NF3 abatement systems at all of our production lines when the production facilities were being constructed. In April 2005, we voluntarily installed SF6 abatement systems in P1, and in December 2009 and January 2012, we installed SF6 abatement systems in P61 and P7, respectively, as part of the implementation of Clean Development Mechanism, or CDM, projects under the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which allows participants in CDM projects to earn certified emission reduction, or CER, credits for meeting certain reduction targets under the Kyoto Protocol. We manage our CDM projects jointly with LG International. Pursuant to the terms of our arrangement with LG International relating to our CDM projects, LG International provides the funds necessary for the procurement, installation and operation of SF6 abatement systems in our facilities and, in return, LG International is allocated all CER credits earned through the CDM projects, which it can then sell in the CER credit markets. We are entitled to a portion of the proceeds from such sales that exceed certain agreed levels. In July 2010, we became the first TFT-LCD manufacturer in the world to obtain validation from the CDM Executive Board with respect to our CDM project for SF6 decomposition. TÜV-SÜD, which is certified as a designated operational entity for CDM projects by the CDM Executive Board, verified our reductions in emissions during the period from August 2010 to December 2010, based on which UNFCCC issued to us CER credits in the amount of 343,971 tonnes of CO2 equivalent, which were allocated to LG International. All of these CER credits were subsequently sold to a third party purchaser in December 2011. We were also issued CER credits in the total amount of 579,583 tonnes of CO2 equivalent from January 2011 to January 2012, all of which were also allocated to LG International.

Under the Framework Act on Low Carbon, Green Growth, the Korean government designated us in September 2010 as one of the companies that will be subject to greenhouse gas emission and energy consumption targets. We have submitted greenhouse gas emission and energy usage statements for the years 2007 through 2012, which were certified by government-designated third party certification agencies, to the Korean government. We have also submitted a performance report on the target assignment for the year 2012. In October 2012, we received greenhouse gas emission and energy consumption targets, and we submitted our greenhouse gas emission and energy usage reduction plan for 2013 to the Korean government at the end of 2012.

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

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances, or RoHS, Directive 2011/65/EU, which restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, including the European Union RoHS. Moreover, we participated in reforming IEC 62321, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted to the International Electrotechnical Commission in June 2010.

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P61 since 2008. In addition, we currently have ISO 14001 certifications with respect to our environmental management systems for P1 through P98 facilities, our Gumi and Paju module production plants, as well as our module production plants in Nanjing and Guangzhou, China. Furthermore, we have received KS 7001 and 7002 certifications from the Korean Standards Service Network for our Green Management System for P1 through P98 facilities and our Gumi and Paju module production plants.

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

•

In November 2010, we entered into a joint venture agreement with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51.0% equity interest in LUCOM Display Technology. In February and April 2011, we invested an additional US$3.1 million and US$2.3 million, respectively, in LUCOM Display Technology, but the additional investments did not change our percentage interest in LUCOM Display Technology. LUCOM Display Technology specializes in notebook borderless hinge-up display manufacturing.

•

In September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which will own and operate the new eighth-generation fabrication facility that is currently under construction in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment—Expansion Projects.” We acquired a 70.0% equity interest in LG Display (China) and have committed to invest a total of approximately US$934 million over a period of two years from the date of incorporation of LG Display (China). Each of Get Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2012:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG Display America, Inc.(1)	Sales	U.S.A.	September 1999	US$	260,000,000	100%	100%

LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%

LG Display Nanjing Co., Ltd.(2)	Manufacturing and sales	China	July 2002	RMB	2,834,206,315	100%	100%

LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	410,327,700	80%	80%

LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	895,904,754	90%	90%

LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%

LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%

LG Display Yantai Co., Ltd (3)	Manufacturing and sales	China	April 2010	RMB	525,016,000	100%	100%

L&T Display Technology (Xiamen) Ltd.	Manufacturing and sales	China	January 2010	RMB	41,785,824	51%	51%

L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%

L&I Electronic Technology (Dongguan) Ltd.	Manufacturing and sales	China	September 2010	RMB	17,062,560	51%	51%

Image & Materials, Inc.(4)	Manufacturing and sales	Korea	May 2006	￦	43,999,839,152	100%	100%

LUCOM Display Technology (Kunshan) Ltd.	Manufacturing and sales	China	December 2010	RMB	50,353,677	51%	51%

LG Display USA Inc.	Manufacturing and sales	U.S.A.	October 2011	US$	10,920,000	100%	100%

LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	November 2011	MXN	111,998,058	100%	100%

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	￦	800,000,000	100%	100%

LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	RMB	176,361,123	70%	70%

(1)	In June 2012, we made an additional investment of US$75 million in LG Display America, Inc.
(2)	In May 2012, we made an additional investment of RMB 282 million in LG Display Nanjing Co., Ltd.
(3)	In October 2012, we made an additional investment of RMB 252 million in LG Display Yantai Co., Ltd.
(4)	December 2012, we commenced the dissolution procedures for Image & Materials, Inc., a wholly owned subsidiary of ours that developed and manufactured e-book deposition components. We had initially acquired a 100% equity interest in Image & Materials in November 2010 for a purchase price of ￦35 billion and, since our acquisition, made additional investments of ￦9 billion in the aggregate.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

We currently operate a total of thirteen panel fabrication facilities, including expansions to certain facilities (P1 through P83, located in our Display Clusters in Gumi and Paju, Korea and AP2, located in our Paju Display Cluster). Recent expansions that are currently in operation include P98, a new eighth-generation panel fabrication facility that commenced mass production in June 2012, and P82 and P83, expansions to our P8 fabrication facility that commenced mass production in May 2010 and March 2011, respectively. Our AP2 facility, a LTPS backplane technology-based panel fabrication facility, began mass production in May 2010.

The following table sets forth the size, primary use and capacity of our fabrication facilities.

Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2012 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370 x 470 September 1995	12,000	10.4” , 6.4”

P2	3.5	71,149	590 x 670 December 1997	76,000	7.0”, 4.3”, 4.0”

P3	4	71,149	680 x 880 July 2000	82,000	7.0”, 4.5”, 4.0”

P4	5	93,278	1,000 x 1,200 March 2002	149,000	14.0”, 13.3”, 17.3”

P5	5	93,278	1,100 x 1,250 May 2003	134,000	14.0”, 15.4”, 15.6”

P61	6	288,602	1,500 x 1,850 August 2004	159,000	21.5”, 37.0”, 9.7”

P7	7	310,136	1,950 x 2,250 January 2006	202,000	42.0”, 27.0”, 19.0”

P81	8	172,083	2,200 x 2,500 March 2009	136,000	55.0”, 32.0”, 23.0”

P62	6	101,607	1,500 x 1,850 April 2009	63,000	15.6”, 14.0”, 18.5”

P82	8	172,083	2,200 x 2,500 May 2010	142,000	47.0”, 32.0”, 21.5”

Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2012 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P83	8	78,536	2,200 x 2,500 March 2011	68,000	32.0”, 47.0” (3)

P98	8	85,950	2,200 x 2,500 June 2012	58,000	9.7”, 21.5”, 23.0”

AP2	4.5	86,042	730 x 920 May 2010	71,000	3.5”, 4.0” and backplanes for OLED (mobile)

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to fab generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	360 x 465	550 x 650	680 x 880	1,000 x 1,200	1,500 x 1,800	1,870 x 2,200	2,200 x 2,500
	370 x 470	590 x 670	730 x 920	1,100 x 1,250	1,500 x 1,850	1,950 x 2,250
	400 x 500	600 x 720		1,100 x 1,300
		620 x 750		1,200 x 1,300
650 x 830
Fabs
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P61					1,500 x 1,850
P7						1,950 x 2,250
P81							2,200 x 2,500
P62					1,500 x 1,850
P82							2,200 x 2,500
P83							2,200 x 2,500
P98							2,200 x 2,500
AP2			730 x 920

(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 and AP2 have the capacity to process both TFT and color filter substrates.
(3)	In addition, production lines in P83 were used for pilot production of backplanes for OLED television panels.

We also currently operate module assembly facilities located in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju), Poland (Wroclaw) and Mexico (Reynosa). In addition, we operate a research and development facility in Paju, Korea, which we refer to as the R&D Center. We opened the R&D Center in April 2012 to consolidate our research and development efforts for next-generation display technologies. The following table sets forth the size of our R&D Center and module assembly facilities.

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	69,857
Gumi assembly facility	164,210	January 1995
Nanjing assembly facility	165,002	May 2003
Paju assembly facility	223,664	November 2005
Wroclaw assembly facility	106,928	March 2007
Guangzhou assembly facility	139,590	January 2008
Yantai assembly facility	78,285	May 2010
Reynosa assembly facility	76,129	March 2012

Expansion Projects

We are currently constructing an eighth-generation fabrication facility in Guangzhou, China. We held a groundbreaking ceremony in May 2012, and we expect to commence mass production at the Guangzhou fabrication facility in the second half of 2014, subject to market conditions and any changes in our investment timetable. In connection with the construction of the Guangzhou fabrication facility, we entered into a joint venture agreement with GET Tech and Skyworth in September 2012, establishing LG Display (China) Co., Ltd. which will own and operate the Guangzhou fabrication facility. Under the terms of the joint venture agreement, we own a 70.0% equity interest in LG Display (China) and each of GET Tech and Skyworth owns a 20.0% and a 10.0% equity interest, respectively.

We are also in the process of expanding our LTPS production capacity mainly through the conversion of P61 located in Gumi City, Korea, for which we expect to invest ￦1.20 trillion. In July 2012, we entered into an agreement with Gumi City and North Gyeongsang Province for their administrative assistance in connection with the investment. We expect mass production to commence at the converted LTPS production lines in the fourth quarter of 2013, subject to market conditions and any changes in our investment timetable.

Starting in the first quarter of 2013, we began expanding our large-sized OLED television panel production capacity at certain of our facilities in our Paju Display Cluster, for which we expect to invest ￦0.71 trillion. Mass production is expected to commence at the new large-sized OLED panel production lines in the first half of 2014, subject to market conditions and any changes in our investment timetable.

In addition, in January 2011, we signed a memorandum of understanding with Gumi City regarding its administrative support for our ￦1.35 trillion investment to expand our module production facilities in Gumi City, Korea, over a five-year period starting in 2011.

We currently expect that, in 2013, our total capital expenditures on a cash out basis will be no more than ￦4 trillion or, on a delivery basis, between approximately ￦4 trillion and ￦4.5 trillion, primarily to fund the expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Over the past decade, our industry has grown significantly as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based displays for TFT-LCD panels. According to DisplaySearch, total unit sales in the TFT-LCD industry grew from 117 million units in 2001 to 2,706 million units in 2012. Market revenue grew from US$14 billion to US$92 billion during the same period.

In recent years, the display industry has witnessed the introduction of display products based on new technologies, such as OLED, that could potentially compete with TFT-LCD panels. In particular, we and some of our competitors have already commenced commercial production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 90% of industry revenue from global sales of OLED panels in 2012. These small-sized OLED panels compete with more advanced TFT-LCD products such as our AH-IPS products. However, as of 2012, the OLED market was relatively small compared to the TFT-LCD market. According to DisplaySearch, 188 million OLED panel units were sold in 2012, with market revenue of approximately US$7 billion in that same year. We believe, however, the market may change rapidly as large-sized OLED panels are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. We have already developed a 55-inch OLED panel, which was unveiled at the Consumer Electronics Show in Las Vegas in January 2012, and certain of our customers have already launched retail sales of television products using our 55-inch OLED panels in the first quarter of 2013.

While the display industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers have increased display area fabrication capacity rapidly. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD panels in some past periods, most recently in 2010. In 2011, however, the industry saw a general decrease in the average selling price of TFT-LCD panels that are nine inches or larger due to, among other reasons, overcapacity in the industry and depressed consumer demand due to continued difficulties in the global economy, increased consumer demand for tablet computers, which use smaller TFT-LCD panels relative to other TFT-LCD products and which therefore command lower average selling prices, as well as further advancement along the technology lifecycle that tends to erode premiums. According to DisplaySearch, the average selling price of TFT-LCD panels that are nine inches or larger decreased by approximately 17.8% from approximately US$129 in 2010 to approximately US$106 in 2011, primarily as a result of excess supply in the industry. In 2012, the TFT-LCD industry recovered as a whole compared to 2011, with total market revenues growing from US$85 billion in 2011 to US$92 billion in 2012, according to DisplaySearch. According to the same source, the average selling price of TFT-LCD panels that are nine inches or larger increased during the same period by 6.6% from approximately US$106 in 2011 to approximately US$113 in 2012. We believe that while our industry continued to be affected by lingering global economic uncertainties and overcapacity issues in 2012, industry-wide demand grew for premium products for use in large-sized televisions, ultra-slim notebooks, tablet computers and smartphones, helped in particular by a surge in seasonal demand in the second half of 2012.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. For example, in the face of industry-wide overcapacity, we have tried to carefully balance the need to scale back our production by lowering the utilization rate of some of our facilities with respect to certain products, while carefully selecting and pursuing areas of expansion in anticipation of future growth with respect to certain other products. In July 2010, we started to scale back our production by lowering our utilization rates in response to industry-wide overcapacity issues. Since the end of 2011, we saw an increase in demand for our products, initially due in part to channel inventory replenishment and then, especially in the second half of 2012, due in large part to increasing demand for our differentiated specialty products used in certain types of televisions, tablet computers and smartphones. As a result, we raised our utilization rates since the end of 2011, and by the fourth quarter of 2012, our facilities were operating at an average utilization rate of approximately 100%. However, we cannot provide any assurance that the increase in demand in 2012, which helped to mitigate the impact of industry-wide overcapacity, can be sustained in future periods. While we continue to closely monitor market conditions and adjust our production levels accordingly, we have also been proceeding with the construction of new fabrication facilities and additional investments to existing facilities that are important to our growth strategy. For example, we started mass production at P83, the second expansion to our P8 fab, and at P98, our new eighth-generation fab, in March 2011 and June 2012, respectively. Construction of an eighth-generation fab in Guangzhou, China is currently under way and we expect mass production to commence at that fab in the second half of 2014, subject to market conditions and any changes in our investment timetable. In addition, we are making a ￦1.20 trillion investment to convert our P61 fabrication facility located in Gumi, Korea into LTPS production lines, and we expect to begin mass production at the converted LTPS production lines in the fourth quarter of 2013, subject to market conditions and any changes in our investment timetable. Also, starting in the first quarter of 2013, we began expanding our large-sized OLED television panel production capacity at certain of our facilities in our Paju Display Cluster, for which we expect to invest ￦0.71 trillion. Mass production is expected to commence at the new large-sized OLED panel production lines in the first half of 2014, subject to market conditions and any changes in our investment timetable. In addition, since 2011, we have been making investments to expand our module production facilities in Gumi, Korea, which investments are being undertaken with a five-year investment horizon, amounting to ￦1.35 trillion in total.

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated greater amounts of our resources to the development and production of FPR 3D television panels, public display panels, display panels utilizing AH-IPS technology for various tablet computers, smartphones, notebook computers, desktop monitors and other applications and hinge-up display products for notebook computers. In addition, we are deploying greater resources into large-sized OLED panels to establish an early competitive edge in the market.

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

Fabrication Facility	Mass Production Commencement	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Year-end Input Capacity(1)
				2010	2011	2012
				(in input substrates per month)(2)
P1	September 1995	370x470	30,000	60,000	42,000	12,000
P2	December 1997	590x670	60,000	90,000	84,000	76,000
P3	July 2000	680x880	60,000	122,000	111,000	82,000
P4	March 2002	1,000x1,200	60,000	154,000	147,000	149,000
P5	May 2003	1,100x1,250	60,000	175,000	166,000	134,000
P61	August 2004	1,500x1,850	90,000	205,000	190,000	159,000
P7	January 2006	1,950x2,250	90,000	200,000	196,000	202,000
P81	March 2009	2,200x2,500	83,000	123,000	116,000	136,000
P62	April 2009	1,500x1,850	60,000	62,000	63,000	63,000
P82	May 2010	2,200x2,500	83,000	107,000	133,000	142,000
P83	March 2011	2,200x2,500	68,000	N/A	64,000	68,000
P98	June 2012	2,200x2,500	60,000	N/A	N/A	58,000
AP2	May 2010	730x920	21,000	24,000	68,000	71,000

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 and AP2 have the capacity to process both TFT and color filter substrates.

Our cash outflows for capital expenditures amounted to ￦4,942 billion in 2010, ￦4,063 billion in 2011 and ￦3,972 billion (US$3,736 million) in 2012. Such capital expenditures relate mainly to the construction of new fabrication and module production facilities and expansions to, and other investments in, existing facilities, including the construction and equipping of P82, P83, P98 and AP2 in 2010, the construction and equipping of P98 and our module production plant in Reynosa, Mexico, as well as additional investments in our AP2 facility and module production facilities in Gumi, in 2011, and the construction and equipping of P98, the construction of the fabrication facility in Guangzhou, China and investments undertaken to convert certain of our existing production lines in P61 into LTPS production lines, as well as continuing investments to expand our module production facilities in Gumi, in 2012. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue increased from 10.8% in 2010 to 14.1% in 2011 and 14.3% in 2012. The increase in 2011 was primarily due to recognition of depreciation expenses for newly constructed facilities such as P83 and newly purchased equipment. Similarly, the increase in 2012 was primarily due to recognition of depreciation expenses for P98 and other newly purchased equipment. We currently expect that, in 2013, our total capital expenditures on a cash out basis will be no more than ￦4 trillion or, on a delivery basis, between approximately ￦4 trillion and ￦4.5 trillion, primarily to fund the expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. Such amounts are subject to periodic assessment, and we cannot provide any assurance that such amounts may not change materially after assessment.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, our P81 facility reached an initial design capacity of 83,000 input sheets of glass substrate per month in the first quarter of 2010 and an expanded capacity of 136,000 input sheets of glass substrate per month in the fourth quarter of 2012. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2012, we purchased approximately 62.8% of our equipment for our facilities in Korea from local suppliers on an invoiced basis. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

We also continue to make various process improvements at our fabs, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from four to three with respect to certain models, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabs without significant capital investment, thus enabling us to reduce fixed costs on a per panel basis. In addition, as we prepare for the mass production of large-sized OLED products, we have been making modifications to certain of our existing TFT-LCD fabrication lines to convert them into OLED panel fabrication lines. Because our large-sized OLED panels employ oxide TFT backplane technology, which can be produced using manufacturing processes similar to the processes used to manufacture TFT-LCD panels, relatively little modification has been necessary, thereby reducing the costs of additional investments needed for the conversion of our fabrication lines.

Raw materials comprise the largest component of our costs. In 2012, approximately 86.1% of the raw materials procured for our facilities in Korea were sourced from local suppliers. To the extent overseas suppliers are able to provide raw materials at competitive prices, we intend to diversify our supplier base by also procuring raw materials from such overseas suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.7% from US$691 per square meter of net display area in 2010 to US$645 in 2011. However, our cost of sales per square meter of net display area increased by 7.4% to US$693 in 2012. While we continued to benefit from increasing cost efficiencies in 2012, the cost of sales per square meter of net display area increased compared to 2011 because of a shift in our product mix in 2012 caused mainly by higher demand for our differentiated specialty products that tend to have high-end specifications and employ the latest technologies, and therefore entail higher per square meter cost. Also, a number of our differentiated specialty products, which include products used in ultra-slim notebooks, tablet computers and mobile devices, such as smartphones, have a smaller size per unit than our traditional products, which contributed to the increase in the cost of sales per square meter of display area.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television and desktop panel markets, and a shift toward differentiated specialty products based on newer technologies, especially in the relatively new markets for 3D televisions, ultra-thin notebooks, tablet computers and smartphones. In response to such market trends, we have increased our production capacity and sales of larger-sized panels, as well as developing and commercializing differentiated specialty products for a variety of applications. For example, while sales of our 32-inch and 37-inch television panels have declined in the period between 2010 and 2012, sales of our 42-inch, 47-inch and 55-inch television panels have increased during the same period. In addition, we have expanded our desktop monitor product portfolio to offer panels with full high-definition resolution ranging from 21.5 inches to 27 inches in a variety of formats in order capture the market for large-size desktop monitors. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, tablet computer and smartphone panels based on AH-IPS technology with increasingly higher resolution and other features, Shuriken hinge-up notebook display panels with thin bezels, and large-sized television panels utilizing our FPR 3D technology.

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, decreased by 6.8% from ￦70,854 per panel in 2010 to ￦66,051 in 2011 but increased by 11.2% to ￦73,477 (US$69) in 2012. While the market- and industry-wide downward pressure on our average selling price in 2011 more than offset improvements to our average selling price resulting from our shift toward higher-premium product mix in 2011 compared to 2010, we believe the positive impact of the continued shift in our product mix in 2012, along with slightly improved market conditions in 2012 compared to 2011, contributed to the increase in our average selling price in 2012 compared to 2011.

Our average selling price per panel of panels used in televisions, notebook computers (including certain types of table computers) and desktop monitors decreased by 20.2% from ￦140,017 per panel in 2010 to ￦111,775 in 2011 but increased by 1.8% to ￦113,741 (US$107) in 2012. In particular, an increase in demand for larger-sized television panels and panels used in certain types of tablet computers that are included in our notebook computer panel category, coupled with a recovery in market demand in 2012, contributed to the increase in our average selling prices of products in this category in 2012 compared to 2011. For example, the number of our 42-inch, 47-inch and 55-inch television panels sold increased by 32.7% from approximately 20.5 million units in 2011 to approximately 27.2 million in 2012. In addition, in the case of our tablet computer panels, certain models of which are included in our notebook computer panel category and certain other models are included in our mobile and other applications category, the number of units sold increased by 58.7% from approximately 35.6 million units in 2011 to approximately 56.5 million in 2012.

Our product portfolio also includes panels for mobile and other applications, comprising a wide array of display panel sizes, including smartphones and other types of mobile phones, certain types of tablet computers and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment. Unit sales of our small and medium-sized display panels, or panels smaller than nine inches, for these applications decreased from 188.1 million units in 2010 to 171.9 million units in 2011, largely due to decrease in demand for certain smaller-sized panels used in certain end products that are being, or have been, phased out of the market, including smaller-sized panels used in older mobile phones that have been increasingly superseded in the market by smartphones equipped with larger-sized panels. Unit sales of these small and medium-sized display panels increased slightly to 173.3 million units in 2012, due in part to increase in sales of panels used in smartphones and panels used in medium-sized tablet computers included in this category. In contrast, in part as a result of the shift in our product mix toward higher-end products in this category, the average selling price per panel of our panels for mobile and other applications increased by 76.3% from ￦8,342 per panel in 2010 to ￦14,709 in 2011, which increased further by 46.5% to ￦21,553 (US$20) in 2012.

The following table sets forth our revenue by product category for the periods indicated and revenue in each product category as a percentage of our total revenue:

	Year Ended December 31,
	2010			2011			2012
	Sales		%	Sales		%	Sales		Sales(5)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions(1)	￦	14,079	55.2%	￦	11,579	47.7%	￦	13,512	US$	12,708	45.9%
Notebook Computers(2)		4,424	17.3		5,120	21.1		6,998		6,582	23.8
Desktop Monitors(3)		5,390	21.1		4,975	20.5		5,039		4,739	17.1
Mobile and Other Applications(4)		1,575	6.2		2,540	10.4		3,754		3,531	12.8

Sales of Goods	￦	25,468	99.8%	￦	24,214	99.7%	￦	29,303	US$	27,560	99.6%
Royalties and Others		44	0.2		77	0.3		127		120	0.4

Revenue	￦	25,512	100.0%	￦	24,291	100.0%	￦	29,430	US$	27,680	100.0%

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones, including smartphones, certain types of tablet computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2010		2011		2012
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions (1)	51,184	14.3%	53,084	14.5%	56,490	14.1%
Notebook Computers (2)	70,124	19.5	90,577	24.7	116,315	29.2
Desktop Monitors (3)	49,336	13.7	50,247	13.7	51,819	13.0
Mobile and Other Applications (4)	188,798	52.5	172,688	47.1	174,179	43.7

Total	359,442	100.0%	366,596	100.0%	398,803	100.0%

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including mobile phones, including smartphones, certain types of tablet computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment.

The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price(5)
	Year Ended December 31,
	2010		2011		2012 (6)
Televisions (1)	￦	275,066	￦	218,126	￦	239,193	US$	225
Notebook Computers (2)		63,088		56,526		60,164		57
Desktop Monitors (3)		109,251		99,011		97,242		91
Mobile and Other Applications (4)		8,342		14,709		21,553		20

(1)	Includes television sets manufactured and sold by our joint venture company, L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for certain types of tablet computers, as well as semi-finished products manufactured by LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company, L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for handheld application products, including smartphones and other mobile phones, certain types of tablet computers, and industrial and other applications, including entertainment systems, automotives, portable navigation devices and medical diagnostic equipment.
(5)	Average selling price for each market represents revenue per market divided by unit sales per market.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 16.2% from US$810 per square meter of net display area in 2010 to US$679 in 2011. In 2012, our average revenue per square meter of net display area shipped increased by 13.5% to US$771.

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories amounted to ￦155.1 billion, ￦133.3 billion and ￦135.7 billion (US$127.6 million) in 2010, 2011 and 2012, respectively. The amount of any such adjustment is recognized as cost of sales in the period the adjustment occurs.

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. As of December 31, 2010, there was no unrecognized deferred tax asset. As of December 31, 2011 and 2012, unused tax credit carryforwards of ￦209.1 billion and ￦428.6 billion (US$403.1 million), respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of ￦219.5 billion in unrecognized tax credit carryforwards in 2012 compared to 2011 was due to lowered estimates of future taxable income. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions –Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2010 to 2012. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ￦121.8 billion, ￦61.7 billion and ￦55.4 billion (US$52.1 million) as of December 31, 2010, 2011 and 2012, respectively. Warranty expenses decreased from ￦188.5 billion in 2010 to ￦55.5 billion in 2011. The decrease in warranty expenses in 2011 compared to 2010 was due largely to the resolution of the product defects issue that had resulted in an increase in our warranty expense in 2010, a general decrease in the historical and anticipated rates of warranty claims, and continued reductions in the per unit cost of warranty services resulting from improvements in our product quality through the feedback of experiences gained through providing warranty services and our cost reduction efforts in general, partially offset by an increase in warranty expenses resulting from an increase in sales volume in 2011 compared to 2010. In 2012, however, warranty expenses increased to ￦78.5 billion (US$73.8 million). The increase in warranty expenses in 2012 compared to 2011 was due largely to an increase in sales volume in 2012 compared to 2011 and an increase in per unit warranty expenses as a result of the continued shift in our product mix toward larger-sized panels equipped with relatively newer technologies, partially offset by decreases resulting from continued improvements in our product quality and our cost reduction efforts in general.

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life and salvage value requires judgment based on our historical and anticipated use of the asset. Since 1999, all new machinery is being depreciated on a straight-line basis over four years. For goodwill and other intangible assets that have indefinite useful lives or that are not yet available for use, as the case may be, the recoverable amount is estimated each year at the same time irrespective of whether there is any indication of impairment.

We review the carrying amounts of long-lived assets or cash-generating units at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the relevant asset or cash generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. We had no such impairment losses in 2010, but in 2011, such impairment losses amounted to approximately ￦9.2 billion. In 2012, we recorded impairment losses of ￦40.0 billion (US$37.6 million) resulting primarily from lowered estimates of economic benefits from certain goodwill and in-process research and development assets. Impairment loss is recognized as other expenses.

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

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal proceedings and governmental investigations incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Revisions to estimates may significantly impact future net income. If any of the legal proceedings or governmental investigations results in an unfavorable outcome that exceeds our estimates, we may incur charges in excess of the recorded provisions for such proceeding or investigation and our results of operations or financial position may be materially adversely affected. We recognized provisions for litigation and claims amounting to ￦514.4 billion, ￦222.7 billion and ￦200.6 billion (US$188.7 million) in the statements of financial position as of December 31, 2010, 2011 and 2012, respectively. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2010		%	2011		%	2012		2012(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	￦	25,512	100.0%	￦	24,291	100.0%	￦	29,430	US$	27,680	100.0%
Cost of sales		(21,781)	85.4		(23,081)	95.0		(26,425)		(24,853)	89.8
Gross profit		3,731	14.6		1,210	5.0		3,005		2,826	10.2
Selling expenses		(846)	3.3		(728)	3.0		(814)		(766)	2.8
Administrative expenses (2)		(428)	1.7		(430)	1.8		(494)		(465)	1.8
Research and development expenses (2)		(768)	3.0		(816)	3.4		(785)		(738)	2.6
Other income		1,483	5.8		1,224	5.0		1,261		1,186	4.3
Other expenses		(1,877)	7.4		(1,400)	5.8		(1,614)		(1,518)	5.5

	Year Ended December 31,
	2010		%	2011		%	2012		2012(1)%
	(in billions of Won and in millions of US$, except for percentages)
Finance income		241	0.9		207	0.9		293		276	1.0
Finance costs		(288)	1.1		(363)	1.5		(437)		(411)	1.5
Equity income on investments, net		18	0.1		16	0.1		43		40	0.1
Profit (loss) before income tax		1,266	5.0		(1,081)	4.5		459		432	1.6
Income tax expense (benefit)		106	0.4		(293)	1.2		222		209	0.8
Profit (loss) for the period		1,159	4.5		(788)	3.2		236		222	0.8
Other comprehensive income (loss) for the period, net of income tax		19	0.1		31	0.1		(140)		(132)	0.5
Total comprehensive income (loss) for the period	￦	1,178	4.6%	￦	(757)	3.1%	￦	96	US$	90	0.3%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Amortization expenses related to certain research and development activities included in “administrative expenses” for the years ended December 31, 2010 and 2011 have been reclassified as “research and development expenses” to conform to the criteria of classification for the year ended December 31, 2012.

Comparison of 2012 to 2011

Revenue

Our revenue increased by 21.2% from ￦24,291 billion in 2011 to ￦29,430 billion (US$27,680 million) in 2012. Increases in the average selling prices of panels for televisions, notebook computers and mobile and other applications, coupled with increases in the number of units sold across all of our product categories, were the primary contributing factors to this increase, offset in part by a slight decrease in the average selling price of desktop monitors. In particular:

•

Demand for our large-sized television panels, comprising 42-inch and larger panels, grew in 2012, leading to an increase in the number of those panels sold in 2012 compared to 2011. The number of our 42-inch and larger panels sold increased by 33.2% from approximately 20.5 million panels in 2011 to approximately 27.3 million in 2012. In particular, the number of units sold of our 55-inch television panels increased by 75.0% from approximately 2.0 million panels in 2011 to approximately 3.5 million in 2012. Increases in both the sales volume and average selling price of our large-sized television panels in 2012 compared to 2011, particularly of our large-sized television panels equipped with FPR 3D technology which accounted for about half the number of units sold of our large-sized television panels in 2012, outpaced decreases in both the sales volume and average selling price of our television panels that are less than 42-inch in size during the same period.

•

Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in 2012, namely 9.7-inch, 15.6-inch and 14-inch panels, grew in 2012, resulting in a 31.4% increase in the number of units sold of our 15.6-inch or smaller notebook computer panels from approximately 86.0 million panels in 2011 to 113.0 million in 2012. The average selling price of our 15.6-inch or smaller notebook computer panels increased in 2012 to compared to 2011, in part due to the increased demand for our AH-IPS panels used in notebook computers and tablet computers and our Shuriken panels used in ultra-slim notebook computers.

•

The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, grew in 2012, whereas the average selling price of such panels decreased slightly over the same period. In the case of our 21.5-inch desktop monitor panels, for example, the number of units sold increased by 15.1% from approximately 10.6 million panels in 2011 to approximately 12.2 million in 2012, which outpaced a 6.1% decrease in the average selling price of such model of during the same period. In contrast, the number of units sold of desktop monitor panels that are less than 21.5-inch in size decreased in 2012 compared to 2011, whereas the average selling price of such panels increased slightly.

•

In our mobile and other applications category, we experienced continued growth in demand for increasingly larger smartphone panels in 2012 as compared to 2011. For example, the number of units sold of smartphone panels that are 3.5-inch or larger increased in 2012 compared to 2011. In particular, certain models that incorporate advanced technology such as AH-IPS technology, including our 4-inch panels, saw large increases in both their average selling prices and number of units sold in 2012 as compared to 2011. In addition, demand for panels used in certain types of medium-sized tablet computers, such as our 7-inch models, continued to grow in 2012, resulting in an increase in sales volume in 2012 compared to 2011. In contrast, the average selling prices and sales volume of certain other panels in our mobile and other applications category, such as smaller-sized panels used in older mobile phones that have been increasingly superseded in the market by smartphones, continued to decline in 2012 compared to 2011.

Revenue attributable to sales of panels for televisions increased by 16.7% from approximately ￦11,579 billion in 2011 to approximately ￦13,512 billion (US$12,708 million) in 2012, resulting from increases in both the average selling price and number of units sold of our panels in this category in 2012 compared to 2011. The average selling price of panels for televisions increased by 9.7% from approximately ￦218,126 in 2011 to approximately ￦239,193 (US$225) in 2012, and the total unit sales of panels in this category increased by 6.4% from approximately 53.1 million panels in 2011 to approximately 56.5 million in 2012. The increase in revenue attributable to sales of panels for televisions primarily reflected a continued growth in market demand in 2012 for increasingly larger-sized television panels, in particular for panels incorporating differentiated specialty features such as FPR 3D, which commanded a higher average selling price in 2012 compared to 2011. In addition, the general recovery in demand for television panels in 2012 contributed to the increase in sales volume of such panels in 2012. This increase was partially offset by decreases in both the sales volume and average selling price of our television panels that are less than 42-inch in size during the same period.

Revenue attributable to sales of panels for notebook computers increased by 36.7% from approximately ￦5,120 billion in 2011 to approximately ￦6,998 billion (US$6,582 million) in 2012, resulting from increases in both the number of units sold and average selling price of our panels in this category in 2012 compared to 2011. The total unit sales of panels for notebook computers increased by 28.4% from approximately 90.6 million panels in 2011 to approximately 116.3 million in 2012, and the average selling price of panels in this category increased by 6.4% from approximately ￦56,526 in 2011 to approximately ￦60,164 (US$57) in 2012. The growth in revenue attributable to sales of panels for notebook computers primarily reflected continued growth in demand in 2012 for high performance panels used in certain types of tablet computers and ultra-slim notebooks. These products incorporate newer technologies and therefore command higher price premiums compared to more traditional products, which contributed to the increase in average selling price of our panels in this category in 2012 compared to 2011.

Revenue attributable to sales of panels for desktop monitors increased by 1.3% from approximately ￦4,975 billion in 2011 to approximately ￦5,039 billion (US$4,739 million) in 2012, resulting from an increase in the number of units sold in this category in 2012 compared to 2011, partially offset by a decrease in the average selling price of such panels during the same period. The total unit sales of panels for desktop monitors increased by 3.2% from approximately 50.2 million panels in 2011 to approximately 51.8 million in 2012, whereas the average selling price of panels in this category decreased by 1.8% from approximately ￦99,011 in 2011 to approximately ￦97,242 (US$91) in 2012. The increase in revenue attributable to sales of panels for desktop monitors primarily resulted from the continued shift in market demand toward larger-sized desktop monitors in 2012, which led to an increase in the sales volume of our desktop monitor panels that are 21.5-inch or larger in size in 2012 compared to 2011, offset by a decrease in the sales volume of our desktop monitor panels that are less than 21.5-inch in size over the same period. In addition, the decrease in the average selling price of our panels in this category in 2012 compared to 2011 partially offset the increase in sales volume of such panels over the same period.

Revenue attributable to sales of panels for mobile and other applications increased by 47.8% from approximately ￦2,540 billion in 2011 to approximately ￦3,754 billion (US$3,531 million) in 2012, resulting from an increase in the average selling price of our panels in this category while the number of units sold remained relatively flat. The average selling price of panels for mobile and other applications increased by 46.5% from approximately ￦14,709 in 2011 to ￦21,553 (US$20) in 2012, and the total unit sales of panels in this category increased by 0.9% from approximately 172.7 million panels in 2011 to approximately 174.2 million in 2012. The increase in the average selling price primarily reflected a shift in our product mix toward increasingly larger panels equipped with newer technologies that enable higher resolutions and meet more advanced performance specifications, particularly in the case of panels for smartphones, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others increased by 64.9% from ￦77 billion in 2011 to ￦127 billion (US$119 million) in 2012. The increase was primarily due to an increase in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party after-sales service providers, from ￦16 billion in 2011 to ￦89 billion (US$84 million) in 2012. Such increase was partially offset by a decrease in royalty income included in revenue from ￦61 billion in 2011 to ￦38 billion (US$36 million) in 2012 due to a decrease in lump-sum royalty payments from our licensees in 2012 compared to 2011.

Cost of Sales

Cost of sales increased by 14.5% from ￦23,081 billion in 2011 to ￦26,425 billion (US$24,853 million) in 2012. As a percentage of revenue, cost of sales decreased from 95.0% in 2011 to 89.8% in 2012. The increase in our cost of sales in 2012 compared to 2011 was attributable primarily to an increase in raw materials and component costs due to an increase in the number of panels sold in 2012 compared to 2011, as well as the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, an increase in depreciation and amortization costs, resulting mainly from recognition of depreciation costs in respect of newly constructed facilities and newly purchased equipment, and an increase in labor costs also contributed to the increase in cost of sales in 2012 compared to 2011.

As a percentage of our total cost of sales, raw materials and component costs decreased slightly from 69.2% in 2011 to 68.5% in 2012, while depreciation and amortization costs and labor costs increased slightly from 14.9% and 7.1%, respectively, in 2011 to 15.8% and 7.3%, respectively, in 2012.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 7.4% from US$645 per square meter of net display area in 2011 to US$693 in 2012. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 5.2% from ￦62,960 in 2011 to ￦66,261 (US$62) in 2012.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 148.3% from ￦1,210 billion in 2011 to ￦3,005 billion (US$2,826 million) in 2012. Our gross margin improved from 5.0% in 2011 to 10.2% in 2012, primarily as a result of an 11.2% increase in the average selling price of our products in 2012 compared to 2011, which outpaced a 5.2% increase in the cost of sales per panel sold over the same period. The continued shift in our product mix toward higher-end products in 2012 resulted in increases in both the average selling price and cost of sales per panel sold in 2012 compared to 2011, but the increase in average selling price outpaced the increase in cost of sales per panel sold because the higher-end products in our product mix tend to command higher premiums and we were able to partially offset the increase in per unit costs by continuing to improve the efficiency of our production processes, as well as maintaining higher utilization rates in 2012 compared to 2011.

Selling and Administrative Expenses

Selling and administrative expenses increased by 13.0% from ￦1,158 billion in 2011 to ￦1,308 billion (US$1,230 million) in 2012. In contrast, as a percentage of revenue, our selling and administrative expenses decreased slightly from 4.8% in 2011 to 4.4% in 2012. The increase in selling and administrative expenses in 2012 was attributable primarily to increases in:

•

shipping costs, resulting primarily from an increase in sales volume shipped to the Americas and Europe, an increase in costs relating to our usage of air freight and a general increase in our overall sales volume in 2012 compared to 2011;

•	depreciation expense, resulting primarily from recognition of depreciation and amortization costs relating to installation of new upgrades to our IT systems; and

•

after-sales service expense, resulting primarily from an increase in our overall sales volume in 2012 compared to 2011, as well as the continued shift in our product mix in 2012 toward larger-sized panels equipped with relatively newer technologies, which tend to increase the per unit after-sales service costs.

Such increases were offset in part by a decrease in advertising expense in 2012 compared to 2011 as the initial costs of certain of our advertising campaigns that were undertaken starting in 2011, including FPR 3D promotion activities in markets such as China and Brazil, had a relatively smaller impact on our advertising expense in 2012 compared to 2011.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2012:

	Year Ended December 31,
	2011(1)		2012
	(in billions of Won)
Salaries	￦	203	￦	223
Expenses related to defined benefit plan		20		21
Other employee benefits		63		57

	Year Ended December 31,
	2011(1)		2012
	(in billions of Won)
Shipping costs		262		350
Fees and commissions		174		190
Depreciation		59		113
Taxes and dues		32		29
Advertising		136		104
After-sales service		72		106
Rent		29		26
Insurance		9		11
Travel		26		21
Training		18		13
Others		55		44

Total	￦	1,158	￦	1,308

(1)	Components of selling and administrative expenses for the year ended December 31, 2011 have been reclassified to conform to the criteria of classification for the year ended December 31, 2012.

Research and Development Expenses

Research and development expenses decreased by 3.8% from ￦816 billion in 2011 to ￦785 billion (US$738 million) in 2012. As a percentage of revenue, our research and development expenses decreased from 3.4% in 2011 to 2.7% in 2012. The decrease in research and development expenses in 2012 compared to 2011 was attributable to a decrease in costs of certain supplies, particularly photo masks and molds, and raw materials used for our research and development activities, offset in part by an increase in average salaries paid to our research and development employees and an increase in depreciation and amortization costs recognized as research and development expenses.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims, and others. Our total net other expense increased from ￦176 billion in 2011 to ￦353 billion (US$332 million) in 2012, primarily due to an increase in expenses related to legal proceedings or claims and others from ￦151 billion in 2011 to ￦459 billion (US$432 million) in 2012, offset in part by a net foreign currency gain of ￦134 billion (US$126 million) in 2012 compared to a net foreign currency loss of ￦29 billion in 2011.

We recognized expenses related to legal proceedings or claims of ￦150 billion and ￦456 billion (US$429 million) in 2011 and 2012, respectively. These expenses include provisions with respect to certain loss contingencies relating to legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss.

Our total net finance costs decreased by 7.7% from ￦156 billion in 2011 to ￦144 billion (US$135 million) in 2012. Our total net finance costs decreased because of an increase in finance income in 2012 compared to 2011, offset in part by an increase in finance costs over the same period.

Our finance income increased by 41.5% from ￦207 billion in 2011 to ￦293 billion (US$276 million) in 2012, attributable primarily to a net foreign currency gain of ￦67 billion (US$63 million) in 2012 compared to a net foreign currency loss of ￦32 billion in 2011 due in large part to recording a net foreign currency translation gain in respect of our foreign currency denominated debt in 2012 compared to a loss in 2011 resulting from a higher year-end value of the Korean Won against the U.S. dollar in 2012 compared to 2011, offset in part by a net foreign currency exchange loss in 2012 compared to a gain in 2011 due to a lower average value of the Korean Won against the U.S. dollar in 2012 compared to 2011. The increase in our finance income in 2012 compared to 2011 was offset in part by a ￦29 billion decrease in interest income primarily due to a decrease in the average interest rates applicable to our time deposits and reduced average amounts of cash held in the form of time deposits in 2012 compared to 2011.

Our finance costs increased by 20.4% from ￦363 billion in 2011 to ￦437 billion (US$411 million) in 2012 primarily due to a ￦43 billion increase in interest expense resulting primarily from an increase in the average interest rates applicable to our financial liabilities, as well as an increase in our average amounts of financial liabilities outstanding, in 2012 compared to 2011, and an increase of ￦12 billion in loss on sale of trade accounts and notes receivable in 2012 compared to 2011, largely reflecting the increase in trade accounts and notes receivable sold to financial institutions resulting from increased sales in 2012 compared to 2011.

Income Tax Expense (Benefit)

We recognized income tax expense of ￦222 billion (US$209 million) in 2012 compared to an income tax benefit of ￦293 billion in 2011, primarily due to recording a profit before income tax of ￦459 billion (US$432 million) in 2012 compared to a loss before income tax of ￦1,081 billion in 2011, which led to a 31.0% increase in current tax expense from ￦58 billion in 2011 to ￦76 billion (US$71 million) in 2012, and the recognition of deferred tax expense of ￦146 billion (US$137 million) in 2012 compared to a deferred tax benefit of ￦351 billion in 2011. As a result, our effective income tax rate was 48.4% in 2012 compared to 27.1% in 2011. As of December 31, 2012, unused tax credit carryforwards of ￦429 billion (US$403 million) were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2011, unused tax credit carryforwards of ￦209 billion were not recognized.

Profit (Loss) for the Period

As a result of the cumulative effect of the reasons explained above, our profit for the period was ￦236 billion (US$222 million) in 2012 compared to a loss of ￦788 billion in 2011.

Comparison of 2011 to 2010

Revenue

Our revenue decreased by 4.8% from ￦25,512 billion in 2010 to ￦24,291 billion in 2011. Decreases in the average selling prices of panels for televisions and desktop monitors, which outpaced increases in the respective numbers of units sold, were the primary contributing factors to this decrease, offset in part by an increase in the number of notebook computer panel units sold that outpaced a decrease in its average selling price and an increase in the average selling price of mobile and other applications that outpaced a decrease in the number of units sold. In particular:

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

In addition, the appreciation of the Korean Won against the U.S. dollar in 2011 compared to 2010 contributed to the reduction of our revenue in 2011 compared to 2010. The average exchange rate of the Korean Won against the U.S. dollar, calculated as the average of the noon buying rates as certified by the Federal Reserve Bank of New York for customs purposes on the last business day of each month in the calendar year, appreciated to ￦1,105.2 for US$1.00 in 2011 from ￦1,158.7 for US$1.00 in 2010. See “Item 3.A. Selected Financial Data—Exchange Rates.” Because the U.S. dollar is the primary foreign currency in which we make sales, with U.S. dollar denominated sales-related accounts receivable making up 86.9% and 97.5% of our total sales-related accounts receivable balance at the end of 2011 and 2010, respectively, the appreciation of the Won against the U.S. dollar in 2011 compared to 2010 has had the effect of reducing our revenue in Korean Won terms.

Revenue attributable to sales of panels for televisions decreased by 17.8% from approximately ￦14,079 billion in 2010 to approximately ￦11,579 billion in 2011. The average selling price of panels for televisions decreased by 20.7% from approximately ￦275,066 in 2010 to approximately ￦218,126 in 2011, whereas the total unit sales of panels for televisions increased by 3.7% from approximately 51.2 million panels in 2010 to approximately 53.1 million in 2011. The decrease in revenue attributable to sales of panels for televisions primarily reflected an overall decrease in average selling prices of panels for televisions due to increased downward price pressure affecting TFT-LCD products generally resulting from, among other factors, overcapacity in the industry relative to the demand for such panels, which have been negatively impacted by the global economic difficulties in 2011. In particular, both the average selling prices and number of unit sales of our television panels that are less than 42-inch in size decreased, which decrease was more prominent in some of our smaller-sized models than others. While the total unit sales of panels for televisions increased, due primarily to an increase in the number of unit sales of our large-sized television panels, comprising 42-inch or larger models, which in turn reflected the continued growth in market demand for larger-sized televisions, the additional revenue from increased number of unit sales was not sufficient to fully offset the overall decrease in revenue from sales of panels for televisions resulting from the decrease in the average selling prices.

Revenue attributable to sales of panels for notebook computers increased by 15.7% from approximately ￦4,424 billion in 2010 to approximately ￦5,120 billion in 2011. The average selling price of panels for notebook computers decreased by 10.4% from approximately ￦63,088 in 2010 to approximately ￦56,526 in 2011, whereas the total unit sales of panels for notebook computers increased by 29.2% from approximately 70.1 million panels in 2010 to approximately 90.6 million in 2011. The growth in revenue attributable to sales of panels for notebook computers primarily reflected continuing growth in demand for higher resolution and higher performance quality panels as well as certain types of notebook computer display panels, including display panels for tablet computers and hinge-up displays, which more than offset the decrease in the average selling price of panels for notebook computers in 2011. The continued increase in sales of panels for tablet computers in 2011 was one of the primary reasons for the increase in unit sales of panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors decreased by 7.7% from approximately ￦5,390 billion in 2010 to approximately ￦4,975 billion in 2011. The average selling price of panels for desktop monitors decreased by 9.4% from approximately ￦109,251 in 2010 to approximately ￦99,011 in 2011, whereas the total unit sales of panels for desktop monitors increased by 1.8% from approximately 49.3 million panels in 2010 to approximately 50.2 million in 2011. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from decreases in average selling prices due to the downward price pressures affecting TFT-LCD products generally as discussed above, which in the case of our desktop monitor panels, outpaced the increase in the number of units sold by us. Furthermore, demand for and revenue from smaller panels, comprising panels that are less than 21.5-inch in size, decreased in 2011, partially offset by increases in revenue from sales of our large-sized models, comprising panels that are 21.5-inch or larger in size, reflecting the continued shift in market demand toward larger-sized desktop monitors.

Revenue attributable to sales of panels for mobile and other applications increased by 61.3% from approximately ￦1,575 billion in 2010 to approximately ￦2,540 billion in 2011. The increase in revenue was primarily attributable to a 76.3% increase in the average selling price of panels for mobile and other applications from approximately ￦8,342 to ￦14,709 in 2011, offset in part by a 8.5% decrease in the total unit sales of panels for mobile and other applications sold from approximately 188.8 million panels in 2010 to approximately 172.8 million in 2011. The increase in the average selling price primarily reflected a shift in our product mix toward higher resolution and higher performance quality products for a variety of applications, particularly smartphones, certain types of tablet computers and e-books, some of which are highly innovative and customized to the particular needs of customer’s end products and therefore command a higher price premium. The decrease in the number of units sold in this category was largely due to decrease in demand for certain smaller-sized panels used in certain end products that are being, or have been, phased out of the market, including smaller-sized panels used in older mobile phones that have been increasingly superseded in the market by smartphones equipped with larger-sized panels.

In addition, our revenue attributable to royalty and others increased by 75.0% from ￦44 billion in 2010 to ￦77 billion in 2011, due primarily to a 165.2% increase in royalty income included in revenue from ￦23 billion in 2010 to ￦61 billion in 2011.

Cost of Sales

Cost of sales increased by 6.0% from ￦21,781 billion in 2010 to ￦23,081 billion in 2011. As a percentage of revenue, cost of sales increased from 85.4% in 2010 to 95.0% in 2011. The increase in our cost of sales in 2011 was attributable primarily to increases in depreciation and amortization, resulting mainly from an increase in depreciation of newly constructed facilities and newly purchased equipment, in 2011 compared to 2010. In addition, an increase in raw materials and component costs, which remained relatively flat on a per unit basis but increased overall due to an increase in the number of panels sold, and an increase in labor costs also contributed to the increase in cost of sales in 2011 compared to 2010.

As a percentage of our total cost of sales, raw materials and component costs decreased slightly from 71.9% in 2010 to 69.2% in 2011, while labor costs and depreciation and amortization increased from 6.5% and 12.8%, respectively, in 2010 to 7.1% and 14.9%, respectively, in 2011.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.7% from US$691 per square meter of net display area in 2010 to US$645 in 2011. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 3.9% from ￦60,597 in 2010 to ￦62,960 in 2011.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 67.6% from ￦3,731 billion in 2010 to ￦1,210 billion in 2011. Our gross margin decreased from 14.6% to 5.0% over the same period primarily as a result of the decrease in average selling prices of our panels due to increased downward price pressure affecting TFT-LCD products generally, which in turn resulted from overcapacity in the industry relative to the demand for such products in 2011 compared to 2010, and the appreciation of the Korean Won against the U.S. dollar in 2011, which had the impact of reducing our U.S. dollar-denominated sales in Korean Won terms in 2011 compared to 2010. In addition, our gross margin was further negatively impacted by the increase in cost of sales per panel sold in 2011 compared to 2010, due primarily to reduced utilization rates of our facilities in 2011, which in turn resulted in the allocation of increased fixed costs over a proportionally smaller number of panels produced in 2011 relative to our expanded production capacity in 2011 compared to the number of panels produced in 2010 relative to our production capacity in 2010.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 9.1% from ￦1,274 billion in 2010 to ￦1,158 billion in 2011. As a percentage of revenue, our selling and administrative expenses decreased slightly from 5.0% in 2010 to 4.8% in 2011. The decrease in selling and administrative expenses in 2011 was attributable primarily to decreases in:

•

after-sales service expenses, resulting from the resolution of the product defects issue in 2010 that had resulted an increase in our after-sales service expenses in 2010, a general decrease in the historical and anticipated rates of warranty claims and continued reductions in costs attributable to providing after-sales services and replacement parts for defective products sold to customers, partially offset by an increase attributable to an increase in our sales volume in 2011 compared to 2010; and

•	shipping costs, resulting primarily from a decrease in the proportion of air shipments in our total shipments and a decrease in the per unit shipping costs in general in 2011 compared to 2010.

Such decreases were offset in part by an increase in advertising expense resulting from an increase in our advertising activities primarily in our overseas markets, including FPR 3D promotion activities especially in China and Brazil.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2011:

	Year Ended December 31,
	2010		2011
	(in billions of Won)
Salaries	￦	207	￦	203
Expenses related to defined benefit plan		14		20
Other employee benefit		55		63
Shipping costs		332		262
Fees and commissions		163		174
Depreciation(1)		50		59
Taxes and dues		24		32
Advertising		88		136
After-sales service expenses		203		72
Rent(2)		21		29
Insurance(2)		8		9
Travel(2)		25		26
Training(2)		17		18
Others(2)		67		55

Total	￦	1,274	￦	1,158

(1)	Amortization expenses related to certain research and development activities included in “administrative expenses” for the years ended December 31, 2010 and 2011 have been reclassified as “research and development expenses” to conform to the criteria of classification for the year ended December 31, 2012.
(2)	Other expenses included in selling and administrative expenses for the years ended December 31, 2010 and 2011 have been reclassified to conform to the presentation for the year ended December 31, 2012.

Research and Development Expenses

Research and development expenses increased by 6.3% from ￦768 billion in 2010 to ￦816 billion in 2011. As a percentage of revenue, our research and development expenses increased slightly from 3.0% in 2010 to 3.4% in 2011. The increase in research and development expenses in 2011 was attributable to an increase in the average number of research and development employees.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings and claims. Our total net other expense decreased from ￦394 billion in 2010 to ￦176 billion in 2011, primarily due to a decrease in expenses related to legal proceedings or claims, and others from ￦310 billion in 2010 to ￦151 billion in 2011 and a decrease in net foreign currency loss from ￦85 billion in 2010 to ￦29 billion in 2011.

We recognized expenses related to legal proceedings or claims of ￦309 billion and ￦150 billion in 2010 and 2011, respectively. These expenses include provisions with respect to certain loss contingencies relating to legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Finance Income (Costs), Net

Finance income recognized in profit and loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit and loss includes primarily interest expense and foreign currency loss.

Our total net finance costs increased by 231.9% from ￦47 billion in 2010 to ￦156 billion in 2011. Our total net finance costs increased because of a decrease in finance income and an increase in finance expenses in 2011 compared to 2010.

Our finance income decreased by 14.1% from ￦241 billion in 2010 to ￦207 billion in 2011 primarily attributable to a ￦33 billion decrease in interest income primarily due to reduced average amounts of cash held in the form of time deposits in 2011 compared to 2010.

Our finance costs increased by 26.0% from ￦288 billion in 2010 to ￦363 billion in 2011 primarily due to a ￦45 billion increase in interest expense due to an increase in average interest rates applicable to our financial liabilities in 2011 compared to 2010 and a ￦14 billion loss on impairment of investments in equity accounted investees in 2011 primarily due to impairment of investments in RPO, Inc. and Dynamic Solar Design Co., Ltd in 2011. We did not record a loss on impairment of investments in equity accounted investees in 2010.

Income Tax Expense (Benefit)

We recognized income tax benefit of ￦293 billion in 2011 compared to income tax expense of ￦106 billion in 2010, resulting from a decrease in current tax expense and an increase in deferred tax benefit in 2011 compared to 2010. Our current tax expense decreased by 77.1% from ￦253 billion in 2010 to ￦58 billion in 2011, and our deferred tax benefit increased by 138.8% from ￦147 billion in 2010 to ￦351 billion in 2011, primarily as a result of recording a loss before income tax of ￦1,081 billion in 2011 compared to a profit before income tax of ￦1,266 billion in 2010. As a result, our effective income tax rate was 27.1% in 2011 compared to 8.4% in 2010. As of December 31, 2011, unused tax credit carryforwards of ￦209 billion were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable while there was no unrecognized deferred tax asset as of December 31, 2010.

Profit (Loss) for the Period

As a result of the cumulative effect of the reasons explained above, our loss for the period was ￦788 billion in 2011 compared to a profit of ￦1,159 billion in 2010.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ￦1,631 billion, ￦1,518 billion and ￦2,339 billion (US$2,200 million) as of December 31, 2010, 2011 and 2012, respectively. We also had deposits in banks of ￦1,503 billion, ￦815 billion and ￦315 billion (US$296 million), respectively, as of December 31, 2010, 2011 and 2012. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansions of existing, fabrication facilities and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2013 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2010 and 2011, we had current assets of ￦8,840 billion and ￦7,858 billion, respectively, and current liabilities of ￦8,882 billion and ￦9,911 billion, respectively. As of December 31, 2012, we had current liabilities of ￦9,206 billion (US$8,658 million), which exceeded our current assets of ￦8,915 billion (US$8,385 million) by ￦291 billion. The increase in net current liabilities in 2011 compared to 2010 was primarily attributable to a ￦1,400 billion increase in other accounts payable mainly as a result of our investments in our fabrication and other production facilities, including the construction of our P98 facility, as well as additional investments in our AP2 facility, in 2011, a ￦821 billion increase in trade accounts and notes payable mainly as a result of larger amounts remaining payable at year end due to longer payment terms of the trade accounts and notes payable created in 2011 and increases in purchases of raw materials and components to meet increases in production levels since the end of 2011 as utilization rates of our facilities were adjusted upwards to meet an increase in demand resulting from channel inventory replenishment toward the end of 2011, a ￦688 billion decrease in deposit in banks due to a general reduction in our cash levels in 2011 and a ￦261 billion decrease in trade accounts and notes receivable, net caused mainly by reduced revenue and increased sales of trade accounts and notes receivable in 2011 compared to 2010 and appreciation of the Korean Won against the U.S. dollar at the end of 2011 compared to the end of 2010. The increase in net current liabilities in 2011 compared to 2010 was partially offset by a ￦1,206 billion decrease in current financial liabilities due primarily to repayment of short-term debt with cash on hand and proceeds from long-term debt and a ￦102 billion increase in inventories. The decrease in net current liabilities in 2012 compared to 2011 was primarily attributable to a ￦1,182 billion decrease in other accounts payable mainly as a result of repayment of accounts payable amounts associated with the construction of our P98 facility and other investment projects that were completed in 2012, a ￦594 billion increase in trade accounts and notes receivable mainly as a result of increased sales volume, particularly in the second half of 2012, and a ￦321 billion increase in cash and cash equivalents, net of decreases in deposits in banks, mainly due to an increase in cash received from sales and an increase in the amount of trade accounts and notes receivable sold to financial institutions in 2012 compared to 2011. The decrease in net current liabilities in 2012 compared to 2011 was partially offset by a ￦364 billion increase in trade accounts and notes payable due mainly to increases in purchases of raw materials and components resulting from increased production activities in 2012, particularly in the second half of 2012.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we will have sufficient working capital available to us, including in the form of debt, for our current requirements. We issued domestic debentures in the aggregate principal amount of ￦300 billion in 2012, proceeds from which have been used to satisfy our working capital requirements and redeem our short-term borrowings. In addition, in April 2012, we entered into a syndicated facility loan agreement for an aggregate principal amount of up to ￦1,000 billion in long-term loans to finance our capital expenditures related to P98, including repayment of accounts payable incurred with respect to the construction of P98, under which an aggregate principal amount of ￦500 billion was drawn and outstanding as of December 31, 2012.

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

Our net cash provided by operating activities amounted to ￦4,884 billion in 2010, ￦3,666 billion in 2011 and ￦4,570 billion (US$4,298 million) in 2012. The decrease in net cash provided by operating activities in 2011 compared to 2010 was mainly due to the recording of a loss in 2011 compared to a profit in 2010, a decrease in revenue in 2011 compared to 2010 which in turn led to a general decrease in cash collected from our customers and an increase in cash paid for cost of sales in 2011 compared to 2010. The decrease in net cash provided by our operating activities in 2011 compared to 2010 was offset in part by an increase in the amount of trade accounts and notes receivable sold to financial institutions in 2011 compared to 2010. The increase in net cash provided by operating activities in 2012 compared to 2011 was mainly due to the recording of a profit in 2012 compared to a loss in 2011, an increase in cash collected from our customers as a result of an increase in sales volumes in 2012 compared to 2011, an increase in the amount of trade accounts and notes receivable sold to financial institutions in 2012 compared to 2011 and an increase in long-term advance received in 2012 compared to 2011. The increase in net cash provided by operating activities in 2012 compared to 2011 was offset in part by an increase in cash paid for purchases of components and raw material due to our increased sales and related production volumes in 2012.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2011, an increase in the production capacity of our existing facilities and the commencement of mass production at P83 contributed to a 4.6% increase in our inventory levels from year-end 2010, which was partially offset by the reduction of utilization rates of our facilities for the period from July 2010 to December 2011 in response to market conditions. In 2012, an increase in our inventory of supplies such as photo masks and molds, a further increase in the production capacity of our existing facilities and the commencement of mass production at P98 contributed to a 3.2% increase in our inventory levels from year-end 2011. Inventories consisted of the following for the periods indicated:

	As of December 31,
	2010		2011		2012		2012(1)
	(in billions of Won and millions of US$)
Finished goods	￦	978	￦	922	￦	1,044	US$	982
Work in process		612		772		653		614
Raw materials		422		458		371		349
Supplies		203		165		322		303

Total	￦	2,215	￦	2,317	￦	2,390	US$	2,248

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ￦4,515 billion in 2010, ￦3,494 billion in 2011 and ￦3,688 billion (US$3,469 million) in 2012. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansions of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ￦4,942 billion, ￦4,063 billion and ￦3,972 billion (US$3,736 million) in 2010, 2011 and 2012, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2013, our total capital expenditures on a cash out basis will be no more than ￦4 trillion or, on a delivery basis, between approximately ￦4 trillion and ￦4.5 trillion, primarily to fund the expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ￦408 billion in 2010, and our net cash used in financing activities amounted to ￦278 billion in 2011 and ￦48 billion (US$45 million) in 2012. The net cash provided by financing activities in 2010 reflects primarily the net proceeds from short-term borrowings and long-term debt (net of repayments), including the incurrence of Won denominated and foreign currency denominated debt, which were offset in part by the payment of dividends. The net cash used in financing activities in 2011 reflects primarily the repayment of foreign currency denominated short-term borrowings and, to a lesser degree, certain long-term debt and the payment of dividends. The net cash used in financing activities in 2012 reflects primarily the repayment of foreign currency denominated long-term debt, offset in part by cash provided by our incurrence of Won denominated long-term debt. On March 12, 2010, we declared a cash dividend of ￦179 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010. On March 11, 2011, we declared a cash dividend of ￦179 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011. At our shareholders meetings on March 9, 2012 and March 8, 2013, we did not declare a cash dividend to our shareholders.

We had a total of ￦1,213 billion, ￦22 billion and ￦36 billion (US$34 million) of short-term borrowings outstanding as of December 31, 2010, 2011 and 2012, respectively. In 2011 compared to 2010, our short-term borrowings decreased primarily due to a decrease in our U.S. dollar, Japanese Yen and Chinese Renminbi denominated short-term borrowings, which in turn resulted from repayment of such borrowings by their respective maturity dates without incurring new short-term borrowings. In 2012 compared to 2011, our short-term borrowings remained relatively unchanged in amount. The weighted average interest rate under the terms of our short-term borrowings was 2.2% as of December 31, 2012.

As of December 31, 2012, we maintained accounts receivable negotiating facilities with several banks for up to aggregate amounts of US$1,478 million and ¥5,000 million. Our subsidiaries have also entered into various accounts receivable negotiating facilities. For further information regarding these facilities, please see Note 20 of the notes to our financial statements.

As of December 31, 2012, we had outstanding long-term debt including current portion and discounts on debentures in the amount of ￦4,420 billion (US$4,157 million), consisting primarily of ￦2,250 billion of Korean Won denominated debentures, US$350 million of U.S. dollar denominated debentures, US$870 million of U.S. dollar denominated long-term loans, RMB2 million of RMB denominated long-term loans, €5 million of Euro denominated long-term loans and ￦862 billion of Korean Won denominated long-term loans.

In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million of these convertible bonds were repaid in full upon their maturity on April 18, 2012 at 116.77% of their principal amount.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2012. For further information about our short- and long-term debt obligations as of December 31, 2012, see Note 14 of the notes to our financial statements.

As of December 31, 2012, we were obligated to guarantee the payment obligation of our Poland subsidiary in the amount of €5 million under a long-term credit facility that our Poland subsidiary entered into with a syndicate of banks. In addition, as of December 31, 2012, we were obligated to guarantee the payment obligation of LG Display America’s term loan credit facilities amounting to US$7 million. Other than the foregoing, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2012.

Set forth below are the aggregate amounts, as of December 31, 2012, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	￦	4,431,327	￦	980,289	￦	2,196,586	￦	1,252,530	￦	1,922
Fixed License Payment		54,765		18,255		36,510		—		—
Long-Term Other Payables		216,266		216,236		30		—		—

Total	￦	4,702,358	￦	1,214,780	￦	2,233,126	￦	1,252,530	￦	1,922

Estimates of interest payment based on contractual interest rates effective as of December 31, 2012	￦	433,900	￦	159,100	￦	231,067	￦	43,648	￦	85

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products. We also have similar royalty payment obligations under our license agreements relating to certain OLED technology. However no amounts were paid in 2012 under such OLED-related license agreements as we have not had any sales of OLED products utilizing the licensed OLED technology.

Expenses relating to our license fees and royalty payments under existing license agreements were ￦33 billion in 2010, ￦35 billion in 2011 and ￦43 billion (US$40 million) in 2012, representing 4.3% of our research and development expenses in 2010, 4.3% in 2011 and 5.5% in 2012. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2012, the effective statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ￦200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ￦200 million and ￦20 billion and 24.2% (including local income surtax) for our taxable income in excess of ￦20 billion.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003, 15% for our capital investments made on or before December 31, 2004, 10% for our capital investments made on or before December 31, 2005, 7% for our capital investments made on or before December 31, 2008, 10% for our capital investments made on or before December 31, 2009, 7% for our capital investments made on or before December 31, 2010, 5% for our capital investments made on or before December 31, 2011, and 3% for our capital investments made on or before December 31, 2012, each in proportion to the percentage of equity investment in us other than foreign direct equity investment.

In addition, pursuant to the Special Tax Treatment Control Law, we were entitled to a separate additional tax credit of 10% on the positive difference between the total amount of capital investments we made in 2010 and the average of the amount of capital investments we made in the three preceding fiscal years. 2010 was the last taxable year for companies, including us, to benefit from this tax credit, which has expired and is no longer available from 2011.

We are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2012, we had available deferred tax assets related to these credits of ￦700 billion (US$658 million), which may be utilized against future income tax liabilities through 2017. In addition, we also had unused tax credit carryforwards of ￦429 billion (US$403 million) as of December 31, 2012 for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and development expenses amounted to ￦768 billion in 2010, ￦816 billion in 2011 and ￦785 billion (US$738 million) in 2012, representing 3.0% of our revenue in 2010, 3.4% in 2011 and 2.7% in 2012.

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

•

In 2011, we developed a 4.5-inch high-definition TFT-LCD panel that utilized AH-IPS technology, which allows for wide viewing angles and high resolution imagery for use in 4G smartphones. In addition, we became the first display panel manufacturer to develop a 55-inch OLED panel that utilized WRGB OLED technology, for which we were awarded the industrial bronze medal by the Korea Invention Promotion Association. We also developed a 55-inch full high-definition TFT-LCD panel with a super narrow bezel of just 5.3 mm for use in public displays. The super narrow bezel allows the public displays to be displayed alongside each other to create a large 165-inch multi-screen public display capable of producing large near seamless imagery.

•

In 2012, we developed an 84-inch ultra-definition TFT-LCD panel, which has a substantially higher screen resolution compared to full high-definition panels and may be used in classrooms as interactive whiteboards and in home theaters. In addition, we developed a 55-inch full high-definition OLED panel for retail sales with a thickness of just 4 millimeters, wide viewing angles and near-infinite contrast. We also developed a 29-inch ultra-wide TFT-LCD panel with a 21:9 picture ratio to be used in desktop monitors and all-in-one personal computers. In addition, we also developed a 5-inch product with 1920 x 1080 full high-definition resolution at 440 pixels-per-inch. We developed 32-inch, 42-inch, 47-inch and 55-inch super narrow bezel TFT-LCD panels that are borderless on three sides and 42-inch, 47-inch, 55-inch and 60-inch super narrow bezel TFT-LCD panels that are borderless on all four sides.

As the product lifecycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on developing a next generation flat panel display technology, such as OLED, that can replace panels using such maturing technology, while also exploring new growth opportunities in the application of display panels, such as in tablet computers, smartphones, public displays and electronic paper displays.

In order to maintain our position as one of the industry’s technology leaders, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our long-term strategy. In connection with our efforts to consolidate our research and development efforts for next-generation display technologies, we opened the R&D Center in Paju, Korea in April 2012, which houses 2,500 engineers, researchers, designers, technicians and support personnel.

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In July 2012, we entered into an agreement with Seoul National University to establish the LGD-SNU Cooperation Center within the university’s Research Institute of Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. In addition to these collaborations, we may form strategic technology alliances with the research arms of LG Electronics, as well as suppliers and equipment makers in “cluster” industries, that is, industries related to the TFT-LCD industry, in order to enhance our capability to develop new technology.

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2012, we employed approximately 4,089 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for TFT-LCD manufacturing processes, products and applications. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain and Taiwan. These patents will expire at various dates upon the expiration of their respective terms ranging from 2013 to 2033.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in Korea, Japan and the United States. We also plan to initiate monitoring activities in China. We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We also enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property. In addition, we have increased our efforts to safeguard our propriety information by engaging in in-house information protection awareness activities with our employees.

License Agreements

We enter into license or cross-license agreements from time to time with third parties with respect to various device and process technologies to complement our in-house research and development. We engage in regular discussions with third parties to identify potential areas for additional licensing of key technologies.

Expenses relating to our license fees and royalty payments under existing license agreements were ￦33 billion in 2010, ￦35 billion in 2011 and ￦43 billion (US$40 million) in 2012, representing 4.3%, 4.3% and 5.5% of our research and development expenses in 2010, 2011 and 2012, respectively. We recognized royalty income in the amount of ￦28 billion in 2010, ￦69 billion in 2011 and ￦42 billion (US$40 million) in 2012. The following are examples of license agreements we have entered into in recent years:

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

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. Our royalty income attributable to such sub-licensing rights after deducting amounts due to third parties under the patent purchase and license agreements accounted for 10.2% of our royalty income in 2012.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Tae Sik Ahn	March 21, 1956	Director	March 2010	March 2016	Professor, School of Business, Seoul National University

Jin Jang	November 28, 1954	Director	March 2011	March 2014	Chair Professor, Department of Information Display, Kyung Hee University

Dong Il Kwon	February 5, 1957	Director	March 2012	March 2015	Professor, Department of Materials Engineering, Seoul National University

Joon Park	October 30, 1954	Director	March 2013	March 2016	Professor, School of Law, Seoul National University

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Sang Beom Han	June 18, 1955	Representative Director, President and Chief Executive Officer	March 2012	March 2015	—

Yu Sig Kang	November 3, 1948	Director	March 2011	March 2014	Vice Chairman, LG Management Development Institute

James (Hoyoung) Jeong	November 2, 1961	Director, Executive Vice President and Chief Financial Officer	February 2008	March 2014	—

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Division/Department
Yu Seoung Yin	June 20, 1956	Executive Vice President	January 2009	IT/Mobile Business

Sang Deog Yeo	December 3, 1955	Executive Vice President and Chief Technology Officer	January 2005	—

Cheol Dong Jeong	May 11, 1961	Executive Vice President and Chief Production Officer	January 2013	—

Bock Kwon	August 4, 1954	Executive Vice President	January 2006	Head of LG Display (China) Co., Ltd.

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

Yu Sig Kang has served as director since March 2011. Mr. Kang is currently vice chairman of LG Management Development Institute. He also served as representative director of LG Corp. and the head of LG Corp’s Restructuring Office. Mr. Kang holds a bachelor’s degree in business administration from Seoul National University.

James (Hoyoung) Jeong has served as director, executive vice president and chief financial officer since February 2008. Mr. Jeong also served as head of our Business Supporting Center. Prior to joining LG Display, he served as chief financial officer of LG Electronics. Mr. Jeong holds a bachelor’s degree in business administration from Yonsei University.

Tae Sik Ahn has served as outside director since March 2010. Mr. Ahn is currently a professor of the School of Business Administration at Seoul National University and the chairman of the Korean Accounting Association. Mr. Ahn holds a bachelor’s degree in business administration from Seoul National University and a Ph.D. in accounting from the University of Texas, Austin.

Jin Jang has served as outside director since March 2011. Mr. Jang is currently the chair professor of the Department of Information Display at Kyung Hee University and the president of The Korean Information Display Society. Mr. Jang holds a bachelor’s degree in physics from Seoul National University, and a master’s degree and a Ph.D. in physics from the Korea Advanced Institute of Science and Technology.

Dong Il Kwon has served as outside director since March 2012. Mr. Kwon is currently a professor of the Department of Materials Engineering at Seoul National University. Mr. Kwon holds a bachelor and master’s degree in Metallurgical Engineering from Seoul National University and a Ph.D. in Materials Engineering from Brown University.

Joon Park has served as outside director since March 2013. Mr. Park is currently a professor of the School of Law at Seoul National University. Mr. Park previously practiced law at a Korean law firm. Mr. Park holds a bachelor’s degree in law from Seoul National University.

Yu Seoung Yin has served as executive vice president since January 2009 and head of the IT/Mobile Business Division since May 2012. Mr. Yin also served as head of our IT Business Division and China Center. Prior to joining LG Display, Mr. Yin served as executive vice president of the Chairman’s Office at LG Holdings. Mr. Yin holds a bachelor’s degree in mass communication from Chung-Ang University.

Cheol Dong Jeong has served as executive vice president since January 2013 and chief production officer since December 2011. Mr. Jeong also served as head of Manufacturing Technology Center. Mr. Jeong holds a bachelor’s degree in electronic engineering from Kyungpook National University and a master’s degree in electronic engineering from Chungbuk National University.

Sang Deog Yeo has served as executive vice president since January 2005 and as chief technology officer since May 2012. Mr. Yeo previously served as head of the Mobile/OLED Business Division prior to our internal reorganization in 2012. Prior to joining LG Display, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

Bock Kwon has served as executive vice president since January 2006 and as head of LG Display (China) since December 2012. Mr. Kwon also previously served as head of our China Center, System Solution Division and Corporate Strategy & Marketing Center. Prior to joining LG Display, Mr. Kwon worked for the worldwide sales division at LG Electronics. Mr. Kwon holds a bachelor’s degree in electrical engineering from Pusan National University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2012 to our executive officers and our directors was ￦5.1 billion (US$4.8 million). In addition, as of December 31, 2012, our accrued severance and retirement benefits to those officers and directors amounted to ￦0.5 billion (US$0.4 million).

Our articles of incorporation provide for a stock option plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. All of the stock options previously granted have either been exercised or expired as of April 7, 2012. See “Item 6.E. Share Ownership—Stock Options” for a description of the plan. In addition, remuneration for our directors is determined by shareholder resolution, and severance payments to our directors are made in accordance with our regulations on severance payments adopted by our shareholders. We also maintain a cash-based incentive plan for our executive officers and other key managerial employees adopted by our board of directors. Incentive payments are determined based on various long-term performance criteria and paid annually, subject to our cash resources and performance in such year. In addition, our executive officers and other key managerial employees are also eligible for bonuses payable under our employee profit sharing plan if certain performance criteria are met.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2012, we paid a premium of approximately US$2.0 million in respect of this insurance policy.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have three committees that serve under our board of directors:

•	Audit Committee;

•	Outside Director Nomination Committee; and

•	Management Committee

Our board of directors may establish other committees if they deem them necessary. Prior to the annual shareholders meeting in March 2013, we were required under our articles of incorporation to also maintain a Compensation Committee, which was composed of two outside directors and one non-outside director. As part of the amendments to our articles of incorporation adopted by our shareholders in March 2013, such requirement was eliminated and our board of directors is now directly responsible for matters relating to salaries and incentive compensation for our directors and executive officers. In addition, remuneration for our directors is determined by shareholder resolution, and severance payments to our directors are made in accordance with our regulations on severance payments adopted by our shareholders.

Our board of directors will appoint each member of these committees except that candidates for the Audit Committee will first be elected by our shareholders at the general meeting of shareholders.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of three outside directors: Tae Sik Ahn, Jin Jang and Joon Park. The chairman is Tae Sik Ahn. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee. Our Outside Director Nomination Committee is comprised of two outside directors, Dong Il Kwon and Jin Jang, and one non-outside director, James (Hoyoung) Jeong. The chairman is James (Hoyoung) Jeong. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

The committee holds regular meetings at least once each year, and more frequently as needed.

Management Committee

The Management Committee was created at our annual general meeting of shareholders in March 2012. The Management Committee is comprised of two non-outside directors, Sang Beom Han and James (Hoyoung) Jeong. The chairman is Sang Beom Han. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors

The committee holds meetings from time to time as needed.

Item 6.D.	Employees

As of December 31, 2012, we had 55,621 employees, including 20,876 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2010, 2011 and 2012:

	As of December 31,
Employees(1)	2010	2011	2012
Production	37,255	45,744	45,564
Technical(2)	6,931	7,587	7,456
Sales & Marketing	1,527	1,633	1,559
Management & Administration	992	1,065	1,042

Total	46,705	56,029	55,621

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2012, approximately 76.0% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

The salaries of our employees are reviewed annually. Salaries are adjusted based on individual and team performance, industry standards and inflation. As an incentive, discretionary bonuses may be paid based on the performance of individuals, and a portion of our profits may be paid to our employees under our profit sharing plan if certain performance criteria are achieved. We also provide a wide range of benefits to our employees including medical insurance, employment insurance, workers compensation, free medical examinations, child tuition and education fee reimbursements and low-cost housing for certain employees.

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2012, our recognized liabilities for defined benefit obligations amounted to ￦181 billion (US$170 million). See Note 18 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2012, our employee stock ownership association owned approximately 0.001% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 5,584 shares of our common stock as of April 25, 2013, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Starting in 2013, where bonus and incentive payments exceed certain thresholds, our executive officers and certain other key managerial employees are required to use a certain percentage of their bonus and incentive payments to purchase our shares of common stock, which are then required to be held until their resignation or termination.

Stock Options

Our articles of incorporation provide for a stock option plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. Our board of directors resolved in April 2005 to grant the first performance-based stock options to our standing directors and executive officers. The stock option plan compares gains in the KOSPI against increases in the price of our common stock during the period from the grant date to the start of the exercise period. Depending on our performance, adjustments may be made to the number of options that a grantee may exercise during the exercise period. A grantee will be permitted to exercise 100% of the stock options initially granted if our common stock outperforms the KOSPI during the period of comparison. A grantee will be permitted to exercise only 50% of the stock options initially granted if the KOSPI outperforms our common stock during the period of comparison. The stock options granted in April 2005 which were previously unexercised expired as of April 7, 2012. In addition, our board adopted a Stock Appreciation Rights Plan pursuant to which we will pay in cash the difference between the exercise and market price at the date of exercise.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of April 25, 2013 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	21,633,625	6.1%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 25, 2013. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Relationships and Transactions with LG Electronics and Related Companies

Sales to LG Electronics

We sell TFT-LCD and other display panels, primarily large-sized panels for televisions, notebook computers and desktop monitors and small-sized panels for mobile and other applications , to LG Electronics (including its overseas subsidiaries) and certain of its affiliates on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales to LG Electronics are negotiated based on then-prevailing market terms and prices as adjusted for LG Electronics’ requirements such as volume and product specifications and our internal projections regarding market trends, which are the same considerations that we take into account when negotiating pricing and principal terms of sales to our non-affiliated end-brand customers.

Sales to LG Electronics (including its overseas subsidiaries) on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ￦6,170 billion (US$5,803 million), or 21.0% of our sales, in 2012.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries on an aggregate basis amounted to ￦1,468 billion (US$1,381 million), or 5.0% of our sales, in 2012. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing LG International or its subsidiaries and where local market practice permits. Based on this approach, we have established sales subsidiaries in Shenzhen and Shanghai, China, Taiwan, Singapore, Japan, Germany and the United States. We may establish additional sales subsidiaries in the future in other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Purchases from LG International

We procure a portion of our production materials, supplies and services, from LG International and its subsidiaries. We use LG International and its subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. Purchase prices we pay to these subsidiaries of LG International and other terms of our transactions with them are negotiated based on then-prevailing market terms and prices as adjusted for our requirements such as volume and specifications and our internal projections regarding market trends. We expect to continue to utilize LG International’s overseas subsidiaries for the procurement of a portion of our production materials, supplies and services.

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ￦572 billion (US$538 million), or 2.0 % of our total purchases, in 2012.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from LG Electronics and its affiliated companies, including LG Chem and LG Innotek (formerly from LG Micron Ltd. prior to its merger with and into LG Innotek in July 2009). Our purchases of raw materials, such as polarizers, from LG Chem amounted to ￦2,239 billion (US$2,106 million) in 2012. Our purchases of printed circuit boards, photo masks and other raw materials and components from LG Innotek amounted to ￦440 billion (US$414 million) in 2012. We also purchase transportation, warehousing and other related logistics services from Hi Logistics Co., Ltd., a wholly owned subsidiary of LG Electronics, which amounted to ￦39 billion (US$ 37 million) in 2012.

Our total purchases, including purchases of materials, supplies and services, from LG Electronics and its affiliated companies, excluding LG International and its subsidiaries, amounted to ￦4,435 billion (US$4,171 million), or 15.2% of our total purchases, in 2012.

In addition, we benefit from certain licenses extended to us from license or cross-license agreements between LG Electronics and third parties.

Under the terms of the joint venture agreement establishing LG.Philips LCD Co., Ltd., LG Electronics had assigned most of its patents relating to the development, manufacture and sale of TFT-LCD products to us and we had agreed to maintain joint ownership of those patents that were not assigned to us. Pursuant to a grantback agreement entered into with LG Electronics in July 2004, in the event of any intellectual property dispute between LG Electronics and a third party relating to those patents jointly owned by LG Electronics and us, we intend to allow LG Electronics to assert ownership in those patents for all non TFT-LCD applications and to license or grant other rights in such patents for use by the licensee in non-TFT-LCD applications in order to settle such disputes.

Trademark Agreement with LG Corp.

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, which we entered into in October 2010 and is effective from January 1, 2011 to December 31, 2013, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales, net of advertising expenses. As of April 25, 2013, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

Asset Purchase Agreement with LG Innotek

In May 2010, we purchased the TFT-LCD module division of LG Innotek, a subsidiary of LG Electronics, for a purchase price of ￦238 billion. We expect that through this acquisition, we will be able to increase our TFT-LCD production capacity. The terms of the transaction has been negotiated by the parties on an arm’s-length basis.

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

See “Item 18. Financial Statements” and pages F-1 through F-85.

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

Intellectual Property

In December 2006, LG Display filed a complaint in the U.S. District Court for the District of Delaware against Innolux Corp. (formerly known as Chimei Innolux Corp. or Chimei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs and seeking, among other things, monetary damages for past infringement and an injunction against future infringement. In March 2007, AU Optronics filed a counter-claim against LG Display and its U.S. subsidiary, LG Display America, in the U.S. District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs, but the suit was transferred to the U.S. District Court for the District of Delaware in May 2007. In May 2007, Innolux filed a counter-claim against LG Display and LG Display America for patent infringement in the U.S. District Court for the Eastern District of Texas, but the suit was transferred to the U.S. District Court for the District of Delaware in March 2008. The U.S. District Court for the District of Delaware bifurcated the trial between AU Optronics and Innolux, holding the first trial against AU Optronics in June 2009.

Although LG Display had a total of nine patents to be tried and AU Optronics had a total of seven patents to be tried in the first trial against AU Optronics, the trial was further bifurcated so that only four patents from each side were tried. In February 2010, the U.S. District Court for the District of Delaware found that the four AU Optronics patents were valid and were infringed by LG Display and LG Display America, and in April 2010, the court further found that LG Display’s four patents were valid but were not infringed by AU Optronics. In October and November 2010, LG Display filed a motion for a new trial and to amend certain findings on the AU Optronics patents and LG Display’s patents, respectively. In September 2011, LG Display and AU Optronics filed a stipulation for dismissal of the case and amicably settled all claims and counterclaims as between the parties. The stay of the Innolux case was lifted in January 2012, and in May 2012, the parties filed a stipulation for dismissal of the case and amicably settled all claims and counterclaims between the parties.

In February 2007, Anvik Corporation filed a complaint in the U.S. District Court for the Southern District of New York against LG Display and LG Display America, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. In April 2012, the district court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, LG Display and LG Display America and the other TFT-LCD manufacturing companies, dismissing the case. Anvik Corporation appealed the district court’s decision to the U.S. Court of Appeals for the Federal Circuit in April 2012. In March 2013, the U.S. Court of Appeals for the Federal Circuit reversed the district court’s summary judgment ruling and remanded the case back to the district court for further proceedings.

In February 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement. In October 2012, USITC issued a preliminary finding that LG Display and LG Display America had not infringed ITRI’s patents. A final decision by the USITC is expected to be issued in June 2013.

In September 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display claiming misappropriation of trade secrets relating to OLED technology and seeking injunctive relief. In September 2012, LG Display filed a complaint in the Seoul Central District Court against Samsung Display and Samsung Electronics claiming infringement of certain of LG Display’s patents relating to OLED display technology and manufacturing methods and sought monetary damages. In addition, in December 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display and LG Electronics claiming infringement of certain of Samsung Display’s patents relating to LCD technology and sought monetary damages. Also, in December 2012, LG Display filed an application in the Seoul Central District Court seeking temporary injunctive relief to prohibit Samsung Display and Samsung Electronics from manufacturing and selling products that we claimed to be infringing upon certain of LG Display’s patents relating to IPS technology and the related manufacturing methods. In February 2013, under the mediation of the Korean government, LG Display, Samsung Display and Samsung Electronics agreed in principle to work toward resolving the foregoing patent infringement proceedings through an amicable settlement. Accordingly, as of April 25, 2013, Samsung Display has withdrawn its complaint filed in September 2012 and LG Display has withdrawn its application for injunctive relief filed in December 2012. As of the same date, the complaint filed by LG Display against Samsung Display and Samsung Electronics in September 2012 and the complaint filed by Samsung Display against LG Display in December 2012 have not yet been withdrawn.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. As of April 25, 2013, the European Union General Court has not ruled on LG Display’s application. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. As of April 25, 2013, no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. As of April 25, 2013, investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In December 2011, the Korea Fair Trade Commission imposed a fine of ￦31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. As of April 25, 2013, the Seoul High Court has not ruled on LG Display’s appeal.

After the commencement of the U.S. Department of Justice investigation, a number of class action complaints were filed against LG Display, LG Display America and other TFT-LCD panel manufacturers in the United States and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the United States were transferred to the Northern District of California for pretrial proceedings, which we refer to as the MDL Proceedings. In March 2010, the federal district court granted the class certification motion filed by the indirect purchaser plaintiffs, and granted in part and denied in part the class certification motion filed by the direct purchaser plaintiffs. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. In April 2012, ten entities (including groups of affiliated companies) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against LG Display, alleging similar antitrust violations as alleged in the MDL Proceedings.

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. In March 2013, the attorney general of Oklahoma dismissed its action as to LG Display pursuant to a separate settlement agreement. As of April 25, 2013, the Illinois, Mississippi, Oregon, South Carolina and Washington attorneys general actions remain pending. While the Oregon attorney general action is pending in the MDL Proceedings, the Illinois and Washington attorneys general actions are pending in their respective state courts, and the Mississippi and South Carolina attorneys general actions are pending in federal courts in their respective districts.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In addition, in 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred or are expected to be transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. In January 2013, AT&T Corp. and its affiliates dismissed their action as to LG Display pursuant to a settlement agreement. In January 2013, the trustee of Circuit City Stores, Inc. Liquidation Trust dismissed its action as to LG Display pursuant to a settlement agreement, which was approved by the U.S. Bankruptcy Court. In April 2013, Sony Electronics, Inc. and Sony Europe Limited, together with their respective affiliates, dismissed their actions as to LG Display pursuant to a settlement agreement. LG Display reached a settlement with T-Mobile, U.S.A., Inc. in April 2013.

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

In October 2012, Arkema France and Altuglas International SAS filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding the termination of a supply contract with LG Display. LG Display is currently defending against their claims.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in an unfavorable outcome. We have recognized provisions in 2012 with respect to those contingencies in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. However, actual liability may be materially different from that estimated as of December 31, 2012 and may have a material adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

On March 12, 2010, we declared a cash dividend of ￦178.9 billion to our shareholders of record as of December 31, 2009 and distributed the cash dividend to such shareholders on April 9, 2010. On March 11, 2011, we declared a cash dividend of ￦178.9 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011. At our annual general meetings of shareholders held on March 9, 2012 and March 8, 2013, we did not declare a cash dividend to our shareholders.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ￦5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2012, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2012, 10,926,993 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of DRs)
2008	50,600	16,650	3,557	24.99	5.54	1,113
2009	39,250	22,800	3,962	16.93	7.78	1,646
2010	47,900	33,250	2,877	21.10	14.03	1,465
2011	40,950	17,500	3,250	18.81	7.72	1,210
First Quarter	40,950	33,650	2,711	18.11	15.03	1,134
Second Quarter	40,900	28,050	3,463	18.81	13.04	1,372
Third Quarter	31,300	17,500	3,410	14.55	7.72	1,332
Fourth Quarter	26,300	18,150	3,394	11.75	7.80	999
2012	36,200	20,050	2,499	16.79	8.52	661
First Quarter	30,450	24,950	2,621	13.61	10.83	760

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of DRs)
Second Quarter	27,850	20,050	2,377	12.16	8.52	580
Third Quarter	29,400	21,050	2,208	13.31	9.08	506
Fourth Quarter	36,200	26,350	2,602	16.79	11.79	773
October	32,500	26,350	2,464	14.84	11.79	487
November	36,200	33,100	2,686	16.79	15.27	749
December	35,400	29,700	2,694	16.35	13.58	1,098
2013
First Quarter	33,050	27,450	2,286	14.93	12.68	1,008
January	31,650	27,450	2,785	14.93	12.90	1,279
February	31,050	27,650	1,992	14.30	12.68	1,046
March	33,050	29,900	2,017	14.82	13.72	686
Second Quarter	31,950	29,650	1,950	14.12	13.22	880
April (through April 25)	31,950	29,650	1,950	14.12	13.22	880

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2012, the aggregate market value of equity securities listed on the Korea Exchange was approximately ￦1,155.2 trillion. The average daily trading volume of equity securities for 2012 was approximately 486.5 million shares with an average transaction value of ￦4,823.6 billion.

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

The Korea Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. Under the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI for the periods indicated are set out in the following table:

	Opening	High	Low	Closing
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.12
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013 (through April 25)	2,031.10	2,031.10	1,900.06	1,951.60

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
1983	328	3,490	4,361	9,325	5,941	7,425
1984	336	5,149	6,207	14,847	10,642	12,829
1985	342	6,570	7,362	18,925	12,315	13,798
1986	355	11,994	13,863	31,755	32,870	37,991
1987	389	26,172	32,884	20,353	70,185	88,183
1988	502	64,544	93,895	10,367	198,364	288,571
1989	626	95,477	140,119	11,757	280,967	412,338
1990	669	79,020	109,872	10,866	183,692	255,412
1991	686	73,118	95,541	14,022	214,263	279,973
1992	688	84,712	107,027	24,028	308,246	389,445
1993	693	112,665	138,870	35,130	574,048	707,566
1994	699	151,217	190,762	36,862	776,257	979,257
1995	721	141,151	181,943	26,130	487,762	628,721
1996	760	117,370	138,490	26,571	486,834	928,418
1997	776	70,989	41,881	41,525	555,759	327,881
1998	748	137,799	114,261	97,716	660,429	547,619
1999	725	349,504	307,662	278,551	3,481,620	3,064,806
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,595	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	745	951,900	1,017,205	363,741	5,539,653	5,919,697
2008	763	576,888	457,122	355,205	5,189,644	4,112,238
2009	770	887,935	763,060	485,657	5,795,552	4,980,495
2010	766	1,114,882	1,260,486	379,171	5,607,749	6,340,121
2011	791	1,041,999	899,438	353,760	6,863,146	5,924,166
2012	784	1,154,294	1,014,229	486,480	4,823,643	4,536,740
2013 (through April 25)	775	1,123,145	1,056,342	407,698	3,979,967	3,556,622

Source: The Korea Exchange

(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on the last business day of the year indicated other than for 2013, which is converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 19, 2013 (the latest available noon buying rate prior to filing this annual report).

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

Further Opening of the Korean Securities Market

Starting May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the KRX KOSPI Market or the KRX KOSDAQ Market, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to ￦50 million of cash deposited with such financial investment company in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, financial investment companies with a brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment company is prohibited. The premiums related to this insurance are paid by such financial investment company.

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

General

Under our articles of incorporation, which was last amended in March 2013, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ￦5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2012, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

In addition, we may issue convertible bonds or bonds with warrants, respectively, up to an aggregate face amount of ￦2.5 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common stock.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2012, approximately 0.001% of the outstanding shares were held by our employee stock ownership association.

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

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock, except that voting rights may not be exercised with respect to shares of common stock held by us or by a corporate shareholder in which we own, directly or indirectly, more than 10% of its voting stock. The Korean Commercial Code permits cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our articles of incorporation prohibit cumulative voting.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at such meeting, the dissenting shareholders must make a request to us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders no later than one month after the end of such 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily closing prices of shares on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily closing price of shares on the Korea Exchange for the one-month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily closing price of shares on the Korea Exchange for the one-week period before the date of the adoption of the relevant board resolution. If we or the dissenting shareholders that had requested the purchase of their shares do not accept the purchase price, we or the dissenting shareholders may request a court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange (1) a yearly report (including audited non-consolidated financial statements and audited consolidated financial statements) within 90 days after the end of our fiscal year and (2) interim reports with respect to the three-month period, six-month period and nine-month period from the beginning of each fiscal year within 45 calendar days following the end of each such period. Copies of these reports will be available for public inspection at the Financial Services Commission and the Korea Exchange.

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

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions.” For descriptions of certain agreements related to our capital commitments and obligations and certain agreements related to our joint ventures, which we believe were not material to our results of operations and financial condition in the periods in which such agreements were entered, see “Item 5.B. Liquidity and Capital Resources” and “Item 4.B. Business Overview—Joint Ventures,” respectively.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has no ceiling specifically set for foreign shareholders but has set a ceiling on the acquisition of shares by a single person regardless of its nationality within 3% of the total number of shares by its articles of incorporation. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the foreign exchange bank or Korea Trade-Investment Promotion Agency designated by the Ministry of Trade, Industry & Energy prior to such investment (within 30 days from the date of such investment, if the company is listed on the Korea Exchange). The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

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

The following summary is based upon the tax laws of the United States and the Republic of Korea as in effect on the date of this annual report, and is subject to any change in U.S. or Korean law that may come into effect after such date. Investors in the shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

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

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on dividend income and capital gains on transfer of shares of common stock or ADSs. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including local income surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a U.S. corporation, (2) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency along with the application for tax exemption. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income. In addition, in order to obtain the benefit of the reduced Korean withholding tax rates on dividends, you (or your agent) must submit an application for entitlement to such reduced tax rates to us prior to the dividend payment date. If you are a beneficial owner of the relevant dividend income on shares of common stock or ADSs held by an overseas investment fund, subject to certain exceptions, in order for you to claim the benefits of the applicable tax treaty, the overseas investment fund must submit a report with certain general information about itself, its investments and beneficial owners to us prior to the dividend payment date.

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

Depositary receipts, which the ADSs constitute, are included in the scope of securities the transfers of which are subject to securities transaction tax effective starting with transfers occurring on or after January 1, 2011. However, transfer of depositary receipts listed on a foreign securities exchange similar to that of Korea (e.g., the New York Stock Exchange or the Nasdaq Stock Market) will not be subject to the securities transaction tax.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

We are subject to the information requirements of the Exchange Act and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

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

Our primary market risk exposures relate to interest rate movements on floating rate borrowings and exchange rate movements on foreign currency denominated accounts receivable, as well as foreign currency denominated future cash flows from sales, mostly denominated in U.S. dollars and foreign currency denominated accounts payable for purchases of raw materials and supplies, primarily denominated in U.S. dollars and Japanese Yen. The fair value of our financial instruments has been determined as the price, as of the applicable measurement date, that we would receive when selling an asset or that we would pay when transferring a liability, in an orderly transaction between market participants. Fair value is based on quoted market prices where available.

For a further discussion of our market risk and fair value of our financial assets and liabilities, see Note 13 to the notes to our financial statements.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2012, we had outstanding long-term debt, including current portion, in the amount of ￦4,420 billion (US$4,157 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2012, we had no interest rate swap contracts outstanding.

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

As of December 31, 2012, we had US$1,220 million aggregate principal amount of U.S. dollar denominated long-term loans and bonds, €5 million aggregate principal amount of Euro denominated long-term loan and RMB2 million aggregate principal amount of RMB denominated long-term loan. The interest rates on these loans and bonds are set based on three-month U.S. dollar LIBOR plus 1.70% to 2.25%, six-month U.S. dollar LIBOR plus 0.69% to 1.78%, three-month Euribor plus 0.6% and 90% of the rates published by the People’s Bank of China, as applicable. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated, Euro denominated and RMB denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2013		2014		2015		2016		2017		Thereafter		Total		2012
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate (￦)	￦	200.0	￦	639.3	￦	857.5	￦	1,106.6	￦	238.6	￦	2.0	￦	3,044.0	￦	3,049.6
Average interest rate		4.9%		4.8%		4.5%		4.7%		4.3%		2.8%
Variable Rate (￦)	￦	54.6	￦	4.0	￦	2.2	￦	0.8	￦	0.4	￦	0.1	￦	62.1	￦	62.1
Average interest rate		4.1%		1.8%		1.8%		1.8%		1.8%		1.8%
Variable rate (RMB)	￦	0.3		—		—		—		—		—	￦	0.3	￦	0.3
Average interest rate		5.5%		—		—		—		—		—
Variable rate (EUR)	￦	7.7		—		—		—		—		—	￦	7.7	￦	7.7
Average interest rate		0.8%		—		—		—		—		—
Variable rate (US$)	￦	716.9	￦	460.6	￦	128.5		—		—		—	￦	1,306.0	￦	1,307.0
Average interest rate		2.1%		2.3%		2.1%		—		—		—

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Note 13(d) of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Renminbi, the Japanese Yen and the Euro. As of December 31, 2012, we had U.S. dollar denominated sales-related trade accounts and notes receivable of US$2,656 million, which represented 84.7% of our trade accounts and notes receivable, net. As of December 31, 2012, we also had RMB denominated sales-related trade accounts and notes receivable of RMB1,223 million, Euro denominated sales-related trade accounts and notes receivable of €95 million and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥433 million, which represented 6.3%, 4.0% and 0.2% of our trade accounts and notes receivable, net, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2012, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2012, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for 75.8% of our sales in 2010, 70.9% in 2011 and 71.3% in 2012. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 5.0% of our sales in 2012, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

According to the Korean Statistical Information Service, the rate of inflation in Korea was 3.0% in 2010, 4.0% in 2011 and 2.2% in 2012. Inflation has not had a material impact on our results of operations in recent years.

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

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

Fees and Payments from the Depositary to Us

In 2012, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of listing fees:	US$	76,000
Reimbursement of settlement infrastructure fees (including DTC fees):	US$	2,521
Reimbursement of proxy process expenses (printing, postage and distribution):	US$	24,303
Reimbursement of legal fees:	US$	56,811
Contributions toward our investor relations efforts (non-deal roadshows / investor conferences and investor relations agency fees, etc.):	US$	438,058

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., the member firms of KPMG, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011		2012
	(in millions of Won)
Audit fees	￦	3,205	￦	3,115
Audit-related fees		—		—
Tax fees		232		134
All other fees		—		—

Total fees	￦	3,437	￦	3,249

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

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the SEC. In 2012, no fees were approved pursuant to the de minimis exception

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We maintain an Outside Director Nomination Committee composed of two outside directors and one non-outside director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	Under Korean law, we are not required to establish a compensation committee. Accordingly, we do not currently have a compensation committee, and our board of directors is directly responsible for matters relating to salaries and incentive compensation for our directors and executive officers.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee composed of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three directors, as described above.

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted the Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description
1.1	Amended and Restated Articles of Incorporation (translation in English)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD.
(Registrant)

/s/ Sang Beom Han
(Signature)
Name:	Sang Beom Han
Title:	Representative Director, President and Chief Executive Officer

/s/ James Jeong
(Signature)
Name:	James (Hoyoung) Jeong
Title:	Director, Executive Vice President and Chief Financial Officer

Date: April 26, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LG Display Co., Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on LG Display Co., Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2011 and 2012 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 22, 2013

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2011 and 2012

(In millions of won)	Note	December 31, 2011		December 31, 2012
Assets
Cash and cash equivalents	6, 13	￦	1,517,977	2,338,661
Deposits in banks	6, 13		815,000	315,092
Trade accounts and notes receivable, net	7, 13, 20, 23		2,740,107	3,334,341
Other accounts receivable, net	7, 13		212,870	199,007
Other current financial assets	9, 13		3,297	3,828
Inventories	8		2,317,370	2,390,007
Prepaid income taxes			8,522	8,483
Other current assets	7		242,922	325,266

Total current assets			7,858,065	8,914,685
Investments in equity accounted investees	10		385,145	402,158
Other non-current financial assets	9, 13		84,548	86,432
Deferred tax assets	30		1,424,005	1,294,813
Property, plant and equipment, net	11, 24		14,696,849	13,107,511
Intangible assets, net	12, 24		535,114	497,602
Other non-current assets	7		179,205	152,310

Total non-current assets			17,304,866	15,540,826

Total assets		￦	25,162,931	24,455,511

Liabilities
Trade accounts and notes payable	13, 23	￦	3,782,627	4,147,036
Current financial liabilities	13, 14		894,972	1,015,272
Other accounts payable	13		3,992,671	2,811,161
Accrued expenses			267,595	412,055
Income tax payable			58,259	56,521
Provisions	15		279,403	250,984
Advances received			616,351	485,468
Other current liabilities	19		19,556	27,661

Total current liabilities			9,911,434	9,206,158
Non-current financial liabilities	13, 14		3,722,364	3,440,585
Non-current provisions	15		5,400	6,515
Deferred tax liabilities	30		240	—
Employee benefits	18		146,638	180,640
Long-term advances received	20		668,914	1,049,678
Other non-current liabilities	19		576,913	331,755

Total non-current liabilities			5,120,469	5,009,173

Total liabilities			15,031,903	14,215,331

Equity
Share capital	22		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	22		12,181	(69,370)
Retained earnings			6,063,359	6,238,989

Total equity attributable to equity holders of the Company			10,115,732	10,209,811

Non-controlling interests			15,296	30,369

Total equity			10,131,028	10,240,180

Total liabilities and equity		￦	25,162,931	24,455,511

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2010, 2011 and 2012

(In millions of won, except earnings per share)	Note	2010		2011	2012
Revenue	23, 24, 25	￦	25,511,535	24,291,289	29,429,668
Cost of sales	8, 23		(21,780,880)	(23,081,322)	(26,424,756)

Gross profit			3,730,655	1,209,967	3,004,912
Selling expenses	17		(846,376)	(728,419)	(813,742)
Administrative expenses	17		(427,858)	(429,511)	(493,694)
Research and development expenses			(767,861)	(816,054)	(785,111)
Other income	26		1,483,443	1,223,545	1,260,945
Other expenses	26		(1,877,142)	(1,400,491)	(1,614,040)
Finance income	28		240,988	207,266	293,172
Finance costs	28		(288,472)	(363,309)	(436,696)
Equity income on investments, net			18,192	16,047	42,779

Profit (loss) before income tax			1,265,569	(1,080,959)	458,525
Income tax expense (benefit)	29		106,335	(293,064)	222,180

Profit (loss) for the year			1,159,234	(787,895)	236,345

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	28,29		12,063	2,700	4,764
Defined benefit plan actuarial gains (losses)	18,29		4,480	(23,732)	(75,899)
Cumulative translation differences	28,29		6,735	47,443	(86,320)
Gain (loss) on sales of own shares of associate accounted for using the equity method	29		810	(214)	(48)
Income tax benefit (expense) on other comprehensive income (loss) items	29		(5,107)	4,958	17,282

Other comprehensive income (loss) for the year, net of income tax			18,981	31,155	(140,221)

Total comprehensive income (loss) for the year		￦	1,178,215	(756,740)	96,124

Profit (loss) attributable to:
Owners of the Controlling Company			1,156,343	(771,223)	233,204
Non-controlling interests			2,891	(16,672)	3,141

Profit (loss) for the year		￦	1,159,234	(787,895)	236,345

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			1,175,216	(741,417)	94,079
Non-controlling interests			2,999	(15,323)	2,045

Total comprehensive income (loss) for the year		￦	1,178,215	(756,740)	96,124

Earnings (loss) per share
Basic earnings (loss) per share	31	￦	3,232	(2,155)	652

Diluted earnings (loss) per share	31	￦	3,152	(2,155)	652

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Cumulative net gain on sales of own shares of associates	Translation reserve	Fair value reserve	Retained earnings	Non- controlling interest	Total equity
Balances at January 1, 2010	￦	1,789,079	2,251,113	—	(36,369)	(14,636)	6,050,562	—	10,039,749

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	1,156,343	2,891	1,159,234
Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	9,076	—	—	9,076
Cumulative translation differences, net of tax		—	—	—	5,821	—	—	108	5,929
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	3,166	—	3,166
Gain on sales of own shares of associates accounted for using the equity method, net of tax		—	—	810	—	—	—	—	810

Total other comprehensive income		—	—	810	5,821	9,076	3,166	108	18,981

Total comprehensive income for the year	￦	—	—	810	5,821	9,076	1,159,509	2,999	1,178,215

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	21,911	21,911

Balances at December 31, 2010	￦	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Balances at January 1, 2011	￦	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the year
Loss for the year		—	—	—	—	—	(771,223)	(16,672)	(787,895)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	1,704	—	—	1,704
Cumulative translation differences, net of tax		—	—	—	45,989	—	—	1,349	47,338
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(17,673)	—	(17,673)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(214)	—	—	—	—	(214)

Total other comprehensive income (loss)		—	—	(214)	45,989	1,704	(17,673)	1,349	31,155

Total comprehensive income (loss) for the year	￦	—	—	(214)	45,989	1,704	(788,896)	(15,323)	(756,740)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	5,709	5,709

Balances at December 31, 2011	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Total comprehensive income (loss) for the year
Income for the year		—	—	—	—	—	233,204	3,141	236,345
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	3,790	—	—	3,790
Cumulative translation differences, net of tax		—	—	—	(85,293)	—	—	(1,096)	(86,389)
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(57,574)	—	(57,574)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(48)	—	—	—	—	(48)

Total other comprehensive income (loss)		—	—	(48)	(85,293)	3,790	(57,574)	(1,096)	(140,221)

Total comprehensive income (loss) for the year	￦	—	—	(48)	(85,293)	3,790	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2011 and 2012

(In millions of won)	Note	2010		2011	2012
Cash flows from operating activities:
Profit (loss) for the year		￦	1,159,234	(787,895)	236,345
Adjustments for:
Income tax expense (benefit)	29		106,335	(293,064)	222,180
Depreciation	11, 16		2,756,532	3,413,450	4,196,487
Amortization of intangible assets	12, 16		168,846	237,996	272,925
Gain on foreign currency translation			(119,880)	(85,804)	(234,912)
Loss on foreign currency translation			85,263	132,295	73,391
Retirement allowance	18, 27		102,471	113,970	138,879
Gain on disposal of property, plant and equipment			(1,387)	(740)	(5,925)
Loss on disposal of property, plant and equipment			415	862	3,728
Impairment loss on property, plant and equipment			—	3,589	—
Loss on disposal of intangible assets			—	1,588	704
Impairment loss on intangible assets			—	5,574	40,012
Finance income			(165,465)	(59,542)	(133,711)
Finance costs			167,843	238,737	209,104
Equity in income of equity method accounted investees, net	10		(18,192)	(16,047)	(42,779)
Other income			(23,913)	(19,591)	(8,235)
Other expenses			606,522	210,008	560,458

			4,824,624	3,095,386	5,528,651
Change in trade accounts and notes receivable			(81,196)	296,691	(1,456,943)
Change in other accounts receivable			(13,442)	(90,398)	15,515
Change in other current assets			(50,310)	11,010	(46,216)
Change in inventories			(510,332)	(102,153)	(72,637)
Change in other non-current accounts receivable			267	—	—
Change in other non-current assets			(54,146)	(39,796)	(47,872)
Change in trade accounts and notes payable			966,567	792,128	440,883
Change in other accounts payable			(30,419)	97,686	(292,443)
Change in accrued expenses			68,948	(158,640)	158,698
Change in other current liabilities			11,654	(5,384)	359,132
Change in long-term advance received			379,105	281,975	789,670
Change in other non-current liabilities			10,231	13,770	2,453
Change in provisions			(290,536)	(208,390)	(390,974)
Change in defined benefit liabilities			(103,716)	(69,727)	(180,599)

Cash generated from operating activities			5,127,299	3,914,158	4,807,318
Income taxes paid			(242,389)	(162,266)	(77,643)
Interest received			110,812	65,600	33,302
Interest paid			(112,190)	(151,634)	(193,282)

Net cash from operating activities		￦	4,883,532	3,665,858	4,569,695

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2010, 2011 and 2012

(In millions of won)	2010		2011	2012
Cash flows from investing activities:
Dividends received	￦	33,772	6,130	686
Proceeds from withdrawal of deposits in banks		5,400,000	2,401,500	913,500
Increase in deposits in banks		(4,403,000)	(1,713,500)	(413,512)
Acquisition of investments in equity accounted investees		(72,316)	(53,226)	(6,599)
Proceeds from disposal of investments in equity accounted investees		20,530	2,045	3,938
Acquisition of property, plant and equipment		(4,942,360)	(4,063,070)	(3,972,479)
Proceeds from disposal of property, plant and equipment		1,887	643	58,846
Acquisition of intangible assets		(227,663)	(215,286)	(285,888)
Grants received		46	1,605	3,962
Receipt from (payment for) settlement of derivatives		(14,781)	23,784	742
Increase in short-term loans		—	—	(10)
Proceeds from collection of short-term loans		42	92	—
Acquisition of other non-current financial assets		(52,205)	(59,444)	(55,276)
Proceeds from disposal of other non-current financial assets		11,417	174,266	63,905
Acquisition of businesses, net of cash acquired		(270,536)	—	—

Net cash used in investing activities		(4,515,167)	(3,494,461)	(3,688,185)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,422,669	1,292,804	3,455,548
Repayments of short-term borrowings		(1,007,485)	(2,483,997)	(3,441,632)
Proceeds from issuance of debentures		1,117,437	1,145,209	298,783
Proceeds from long-term debt		477,064	941,921	494,000
Repayment of long-term debt		(120,000)	—	—
Repayments of current portion of long-term debt		(1,324,562)	(1,000,987)	(867,851)
Increase in non-controlling interest		21,911	5,709	13,028
Payment of cash dividend		(178,908)	(178,908)	—

Net cash provided by (used in) financing activities		408,126	(278,249)	(48,124)

Net increase (decrease) in cash and cash equivalents		776,491	(106,852)	833,386
Cash and cash equivalents at January 1		817,982	1,631,009	1,517,977
Effect of exchange rate fluctuations on cash held		36,536	(6,180)	(12,702)

Cash and cash equivalents at December 31	￦	1,631,009	1,517,977	2,338,661

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2012, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2012, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2012, there are 21,853,986 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	California, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 260
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY 95
LG Display Germany GmbH	Dusseldorf, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT- LCD products	CNY 2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. zo. o. (*3)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT- LCD products	PLN 511
LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	90%	December 31	June 30, 2006	Manufacture and sell TFT- LCD products	CNY 992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY 82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY 116
LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT- LCD products	CNY 525
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	51%	December 31	September 26, 2010	Manufacture and sell e- Book devices	CNY 33
Image&Materials, Inc. (*6)	Domestic	100%	December 31	May 17, 2006	Manufacture EPD materials	KRW 1,008
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY 99

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012, Continued

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	Texas, U.S.A.	100%	December 31	October 26, 2011	Manufacture TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN 112
Nanumnuri Co., Ltd. (*7)	Domestic	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display China Co., Ltd. (*8)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 252

(*1)	In June 2012, the Controlling Company contributed ￦ 88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.

(*2)	In May 2012, the Controlling Company invested ￦ 52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.

(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.

(*4)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put options are exercisable after five years from the date of acquisition with no stated expiration date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012, Continued

(*5)	In October 2012, the Controlling Company contributed ￦ 43,860 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There were no changes in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.

(*6)	In February 2012, the Controlling Company contributed ￦ 3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Controlling Company’s ownership percentage in I&M as a result of this additional investment.

(*7)	In March 2012, the Controlling Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Controlling Company founded as a Standard Workplace for the Disabled under the Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with an investment of ￦ 800 million in cash.

(*8)	The Controlling Company entered into an agreement with Shenzhen SKYWORTH-RGB Electronics Co., Ltd. and Guangzhou GET Technologies Development Co., Ltd. to manufacture and sell TFT-LCD products and incorporated LG Display China Co., Ltd. in Guangzhou, China. The Controlling Company invested ￦ 30,399 million in cash for a 70% controlling equity interest in LG Display China Co., Ltd.

Dividends received from consolidated subsidiaries for the years ended December 31, 2010, 2011 and 2012 amounted to ￦44,419 million, ￦36,490 million and ￦55,114 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

1.	Reporting Entity, Continued

(c)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2012

(In millions of won)

Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	128,751
Guangzhou New Vision Technology Research and Development Limited	Guangzhou, China	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets		3,596
Global OLED Technology LLC	Virginia, U.S.A	33%	December 31	December 2009	Managing and licensing OLED patents		36,164
Paju Electric Glass Co., Ltd.	Domestic	40%	December 31	January 2005	Manufacture electric glass for FPDs		82,855
TLI Inc.	Domestic	12%	December 31	October 1998	Manufacture and sell semiconductor parts		6,961
AVACO Co., Ltd.	Domestic	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		10,964
New Optics LTD.	Domestic	42%	December 31	August 2005	Manufacture back light parts for TFT- LCDs		25,064
LIG ADP Co., Ltd.	Domestic	13%	December 31	January 2001	Develop and manufacture the equipment for FPDs		1,730
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)	Domestic	30%	December 31	June 2008	Manufacture LED back light unit packages		23,549
Dynamic Solar Design Co., Ltd.	Domestic	40%	December 31	April 2009	Develop and manufacture equipment for solar battery and FPDs		69
LB Gemini New Growth Fund No. 16	Domestic	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		13,680
Can Yang Investments Limited	Hong Kong	9%	December 31	January 2010	Develop and manufacture and sell LED parts		13,856

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

1.	Reporting Entity, Continued

(In millions of won)

Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
YAS Co., Ltd.	Domestic	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	December 31	August 2010	Manufacture LED Packages		3,449
Narenanotech Corporation	Domestic	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		26,448
Avatec. Co., Ltd.	Domestic	17%	December 31	August 2000	Manufacture and sell glass for FPDs		14,685
Glonix Co., Ltd.	Domestic	20%	December 31	October 2006	Manufacture and sell LCD		928

						￦	402,158

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2013.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value,

•	financial instruments at fair value through profit or loss are measured at fair value,

•	available-for-sale financial assets are measured at fair value,

•	liabilities for cash-settled share-based payment arrangements are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

2.	Basis of Presenting Financial Statements, Continued

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

•	Estimated useful lives of property, plant and equipment (note 3(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(j) and 21)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 18)

•	Deferred tax assets and liabilities (note 30)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

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

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

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

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

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

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

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

For the years ended December 31, 2010, 2011 and 2012

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

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

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

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

For the years ended December 31, 2010, 2011 and 2012

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

For the years ended December 31, 2010, 2011 and 2012

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

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income or other expenses.

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

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

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

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

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

For the years ended December 31, 2010, 2011 and 2012

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

For the years ended December 31, 2010, 2011 and 2012

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

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

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

For the years ended December 31, 2010, 2011 and 2012

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

For the years ended December 31, 2010, 2011 and 2012

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

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

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	Adopted New and Amended Accounting Pronouncements

(i) IFRS 7, Financial Instruments: Disclosures

The Group has applied the amendments to IFRS 7, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Group derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Group’s continuing involvement in derecognized financial assets shall be additionally disclosed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

(r)	Recent Accounting Pronouncements, Not Yet Adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013 and have not been adopted early in preparing these consolidated financial statements.

(i) IAS 1, Presentation of Financial Statements (Amendments to IAS 1)

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

(ii) IAS 19, Employee Benefits (Amendments to IAS 19)

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

(iii) IFRS 9, Financial Instrument

This standard introduces certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of International Accounting Standards (“IASs”) 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, and de-recognition of financial instruments, impairment, and hedge accounting is effective from annual reporting periods beginning on or after January 1, 2015 although entities are permitted to adopt earlier.

(iv) IFRS 13, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(v) IFRS 10, Consolidated Financial Statements

The standard introduces a single control model to determine whether an investee should be consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

(vi) IFRS 11, Joint Arrangements

The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standard is effective for annual periods beginning on or after January 1, 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

3.	Summary of Significant Accounting Policies, Continued

(r)	Recent Accounting Pronouncements, Not Yet Adopted, Continued

(vii) IFRS 12, Disclosure of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The standards are effective for annual periods beginning on or after January 1, 2013.

Management believes the initial adoption of these standards will not have a significant impact on the Group’s financial position or results of operations.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

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

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group and counterparty when appropriate.

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

For the years ended December 31, 2010, 2011 and 2012

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

For the years ended December 31, 2010, 2011 and 2012

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

(iv) Currency risk

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

(v) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group has not entered into any interest rate swap contracts as of December 31, 2012 and 2011 to hedge interest rate risk.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

5.	Risk Management, Continued

(vi) Equity price risk

The Group holds equity securities which are classified as available-for-sale financial assets. Equity securities are valued at fair value and are exposed to the risk of price changes in the securities market. Management believes that equity price risk does not have a significant impact on the Group’s financial position or results of operations since exposure to equity price risk is limited.

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

(In millions of won)	December 31, 2011		December 31, 2012
Total liabilities	￦	15,031,903	14,215,331
Total equity		10,131,028	10,240,180
Cash and deposits in banks (*1)		2,332,977	2,653,753
Borrowings		4,610,367	4,455,857
Total liabilities to equity ratio		148%	139%
Net borrowings to equity ratio (*2)		22%	18%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Current assets
Cash and cash equivalents
Demand deposits	￦	1,517,977	2,338,661

Deposits in banks
Time deposits	￦	800,000	300,092
Restricted cash		15,000	15,000

	￦	815,000	315,092

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Trade, net	￦	2,113,912	2,584,226
Due from related parties		626,195	750,115

	￦	2,740,107	3,334,341

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Current assets
Non-trade accounts receivable, net	￦	197,300	189,924
Accrued income		15,570	9,073
Short-term loans		—	10

	￦	212,870	199,007

Due from related parties included in other accounts receivable, as of December 31, 2011 and 2012 are ￦1,772 million and ￦1,792 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Current assets
Advance payments	￦	12,115	10,514
Prepaid expenses		42,208	45,058
Value added tax refundable		188,599	260,353
Others		—	9,341

	￦	242,922	325,266

Non-current assets
Long-term prepaid expenses	￦	157,344	144,023
Others		21,861	8,287

	￦	179,205	152,310

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Finished goods	￦	921,936	1,044,125
Work-in-process		772,206	653,260
Raw materials		458,085	370,653
Supplies		165,143	321,969

	￦	2,317,370	2,390,007

The amount of the inventories recognized as cost of sales and inventory write-downs are as follows:

(In millions of won)	2010		2011	2012
Inventories recognized as cost of sales	￦	21,780,880	23,081,322	26,424,756
Including: valuation loss of inventories		155,142	133,341	135,720

There were no significant reversals of inventory write-downs recognized during 2010, 2011 and 2012.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Current assets
Deposits	￦	3,297	3,828

Non-current assets
Guarantee deposits with banks	￦	95	16
Available-for-sale financial assets		13,682	16,136
Deposits		70,171	59,034
Long-term loans		600	—
Long-term other accounts receivable		—	11,246

	￦	84,548	86,432

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
E Ink Holdings, Inc.	￦	6,319	—
Intellectual Discovery, Ltd.		2,673	2,673
Siliconworks Co., Ltd.		—	10,505
Formosa Epitaxy, Inc. (“Formosa”)		1,735	—
Other		117	120

	￦	13,682	16,136

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)	Carrying value
Company	December 31, 2011		December 31, 2012
Suzhou Raken Technology Ltd.	￦	133,000	128,751
Guangzhou New Vision Technology Research and Development Limited		3,814	3,596
Global OLED Technology LLC		44,147	36,164
Paju Electric Glass Co., Ltd.		69,395	82,855
TLI Inc. (*)		16,410	6,961
AVACO Co., Ltd. (*)		7,328	10,964
New Optics Ltd.		10,986	25,064
LIG ADP Co., Ltd.(*)		2,745	1,730
WooRee E&L Co. Ltd (formerly, WooRee LED Co., Ltd.)		15,080	23,549
Dynamic Solar Design Co., Ltd.		1,538	69
LB Gemini New Growth Fund No.16		13,658	13,680
Can Yang Investments Limited		14,488	13,856
YAS Co., Ltd.		9,814	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,173	3,449
Narenanotech Corporation		27,969	26,448
Avatec. Co., Ltd. (*)		10,600	14,685
Glonix Co., Ltd.		—	928

	￦	385,145	402,158

(*)	Based on quoted market prices at December 31, 2012, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦6,961 million, ￦15,169 million, ￦7,320 million and ￦27,958 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2010, 2011 and 2012 amounted to ￦33,772 million, ￦6,130 million and ￦204 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

10.	Investments in Equity Accounted Investees, Continued

Summary of the financial information of equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a) Summary of the financial information of investments in joint ventures is as follows:

(In millions of won)	December 31, 2010								2010
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*)	51	￦	809,713	114,772	924,485	691,179	—	691,179	2,101,073	2,063,414	37,659
Guangzhou New Vision Technology Research and Development Limited	50		6,659	422	7,081	2	—	2	172	1,141	(969)
Global OLED Technology LLC	33		16,197	131,238	147,435	2,020	—	2,020	5,373	16,866	(11,493)

(In millions of won)	December 31, 2011								2011
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*)	51	￦	694,315	149,727	844,042	585,001	—	585,001	1,744,325	1,732,866	11,459
Guangzhou New Vision Technology Research and Development Limited	50		7,470	159	7,629	1	—	1	95	532	(437)
Global OLED Technology LLC	33		12,566	122,823	135,389	505	—	505	5,245	17,113	(11,868)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

10.	Investments in Equity Accounted Investees, Continued

(In millions of won)	December 31, 2012								2012
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*)	51	￦	586,067	126,384	712,451	457,414	—	457,414	1,967,587	1,956,084	11,503
Guangzhou New Vision Technology Research and Development Limited	50		7,183	9	7,192	1	—	1	232	225	7
Global OLED Technology LLC	33		7,955	104,155	112,110	1,184	434	1,618	2,402	17,972	(15,570)

(*)	Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of the financial information of associates at the reporting date is as follows:

(In millions of won)	December 31, 2010					2010
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.	40	￦	289,865	173,753	116,112	763,750	10,178
TLI Inc. (*1,4)	12		134,759	37,821	96,938	82,689	14,079
AVACO Co., Ltd. (*1,2)	20		113,206	49,913	63,293	205,476	15,622
New Optics Ltd.	42		211,303	174,725	36,578	718,001	8,114
LIG ADP Co., Ltd. (*1)	13		92,071	37,143	54,928	197,245	18,392
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	30		121,330	98,152	23,178	73,001	1,046
Dynamic Solar Design Co., Ltd. (*4)	40		6,344	348	5,996	626	(469)
RPO, Inc.	26		11,853	2,968	8,885	376	(9,345)
LB Gemini New Growth Fund No.16(*5)	31		25,939	—	25,939	1,020	(1,081)
Can Yang Investments Limited (*1, 6)	15		111,912	5	111,907	—	(4,462)
YAS Co., Ltd. (*1)	20		22,449	9,056	13,393	4,513	623
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,927	52	22,875	—	(197)

(In millions of won)	December 31, 2011					2011
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.	40	￦	384,421	202,609	181,812	885,492	53,459
TLI Inc. (*1,4)	12		113,566	14,317	99,249	47,893	2,832
AVACO Co., Ltd. (*1,2)	20		127,373	54,227	73,146	238,589	7,381
New Optics Ltd.	42		163,443	141,532	21,911	562,927	(15,659)
LIG ADP Co., Ltd. (*1)	13		109,520	55,811	53,709	109,388	2,220
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	30		160,520	128,441	32,079	226,597	8,750
Dynamic Solar Design Co., Ltd. (*4)	40		3,887	41	3,846	6	(2,150)
LB Gemini New Growth Fund No.16 (*5)	31		45,072	502	44,570	4,545	2,544
Can Yang Investments Limited (*1, 6)	12		334,224	209,233	124,991	18,707	(17,424)
YAS Co., Ltd. (*1)	19		34,534	11,515	23,019	25,408	6,830
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,418	1,553	20,865	74	(3,134)
Narenanotech Corporation	23		103,894	36,596	67,298	43,946	(3,711)
Avatec. Co., Ltd. (*7)	20		63,529	13,537	49,992	44,327	6,640

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

10.	Investments in Equity Accounted Investees, Continued

(In millions of won)	December 31, 2012					2012
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.	40	￦	424,805	214,271	210,534	998,899	51,985
TLI Inc. (*1,4)	12		117,704	18,390	99,314	59,563	(2,087)
AVACO Co., Ltd. (*1,2)	16		129,416	34,943	94,473	91,000	1,973
New Optics Ltd.	42		178,569	110,333	68,236	553,397	36,989
LIG ADP Co., Ltd. (*1)	13		74,355	40,208	34,147	18,103	(18,095)
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	30		382,032	313,680	68,352	475,204	20,485
Dynamic Solar Design Co., Ltd. (*4)	40		2,414	15	2,399	—	(1,447)
LB Gemini New Growth Fund No.16 (*5)	31		45,070	429	44,641	2,526	590
Can Yang Investments Limited (*1, 6)	9		259,547	112,825	146,722	56,614	(3,484)
YAS Co., Ltd.(*1)	19		29,508	9,411	20,097	15,349	(2,970)
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		17,862	619	17,243	4,868	(2,671)
Narenanotech Corporation	23		103,305	30,166	73,139	55,164	5,841
Avatec. Co., Ltd. (*1,7)	17		98,266	11,788	86,478	75,596	18,130
Glonix Co., Ltd. (*8)	20		27,534	22,852	4,682	11,530	(6,094)

(*1)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and Avatec Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	In 2012, the Controlling Company’s ownership in AVACO CO., Ltd. was reduced from 20% to 16% because the Controlling Company did not participate in AVACO Co., Ltd.’s capital increase.
(*3)	As of December 31, 2012 and 2011, the Controlling Company’s percentage ownership in the investee represents the Controlling Company’s holdings of common shares over total common shares issued.
(*4)	During 2012, the Controlling Company recognized an impairment loss of ￦890 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired for developing, manufacturing and selling solar battery and Flat Panel Display (“FPD”). Furthermore at December 31, 2012, the Controlling Company recognized an impairment loss of ￦9,115 million for the difference between the carrying amount of and the recoverable amount from the investment in TLI Inc., which was acquired for manufacturing and selling semiconductor parts used in display panels.
(*5)	The Controlling Company is a member of the limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In 2012, the Controlling Company received ￦3,571 million from the Fund as capital distribution and made additional cash investments of ￦1,533 million each in the Fund in September, November, and December of 2012, respectively. Despite the receipt from the fund and additional investments, there were no changes in the Controlling Company’s ownership percentage in the Fund. The Controlling Company is committed to make additional investments of up to an aggregate of ￦30,000 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

10.	Investments in Equity Accounted Investees, Continued

(*6)	In 2012, the Controlling Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Controlling Company did not participate in Can Yang Investments Limited’s capital increase.
(*7)	In 2012, the Controlling Company’s ownership in Avatec Co., Ltd. was reduced from 20% to 17% because the Controlling Company did not participate in Avatec Co., Ltd.’s capital increase.
(*8)	In April 2012, the Controlling Company acquired 4,000,000 common shares (20%) of GLONIX Co., Ltd., which manufactures liquid crystal displays, for ￦2,000 million. As of December 31, 2012, 20% of GLONIX Co., Ltd. is owned by the Controlling Company and the Controlling Company has the right to assign a director in the board of directors of GLONIX Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	￦	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108
Accumulated depreciation as of January 1, 2011		—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Book value as of January 1, 2011		442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401
Additions		—	—	—	—	5,264,019	—	5,264,019
Depreciation		—	(193,120)	(3,141,295)	(61,324)		(17,711)	(3,413,450)
Impairment loss		—	—	(138)	(3,222)	—	(229)	(3,589)
Disposals		—	(166)	(563)	(366)	—	(15)	(1,110)
Others (*2)		1,290	278,471	4,091,712	74,323	(4,478,639)	32,843	—
Effect of movements in exchange rates		—	9,843	18,757	2,163	5,537	883	37,183
Subsidy received		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	￦	444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849

Acquisition cost as of December 31, 2011	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025

Accumulated depreciation as of December 31, 2011	￦	—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)

Accumulated impairment loss as of December 31, 2011	￦	—	—	(138)	(3,222)	—	(229)	(3,589)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025
Accumulated depreciation as of January 1, 2012		—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)
Accumulated impairment loss as of January 1, 2012	￦	—	—	(138)	(3,222)	—	(229)	(3,589)

Book value as of January 1, 2012		444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849
Additions		—	—	—	—	2,726,336	—	2,726,336
Depreciation		—	(235,016)	(3,873,305)	(68,643)	—	(19,523)	(4,196,487)
Disposals		(2,787)	(7,010)	(42,127)	(1,085)	—	(3,641)	(56,650)
Others (*2)		(473)	1,420,649	3,762,658	47,981	(5,251,832)	18,615	(2,402)
Effect of movements in exchange rates		—	(28,092)	(22,684)	(2,034)	(2,379)	(984)	(56,173)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511

Acquisition cost as of December 31, 2012	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447

Accumulated depreciation as of December 31, 2012	￦	—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)

Accumulated impairment loss as of December 31, 2012	￦	—	—	—	—	—	—	—

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Capitalized borrowing costs	￦	21,412	23,139	24,612
Capitalization rate		3.97%	3.65%	3.29%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2011	￦	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452
Accumulated amortization as of January 1, 2011		(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Book value as of January 1, 2011		71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901
Additions-internally developed		—	—	—	127,381	—	—	—	—	—	127,381
Other additions		21,890	—	2,931	—	87,346	—	—	—	7	112,174
Amortization (*1)		(11,501)	(86,021)	—	(134,867)	—	(3,424)	(1,110)	—	(1,073)	(237,996)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)
Transfer from construction-in-progress		—	87,990	—	—	(87,990)	—	—	—	—	—
Effect of movements in exchange rates		18	801	—	—	—	—	—	—	(3)	816

Book value as of December 31, 2011	￦	80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114

Acquisition cost as of December 31, 2011	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162

Accumulated amortization as of December 31, 2011	￦	(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)

Accumulated impairment loss as of December 31, 2011	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Remaining amortization period (year)		7.46	2.49	N/A	0.55	N/A	5.33	8.33	N/A	2.60

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs (*3)	Construction- in-progress (software)	Customer relationships	Technology	Goodwill (*3)	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162
Accumulated amortization as of January 1, 2012		(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)
Accumulated impairment loss as of January 1, 2012	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Book value as of January 1, 2012		80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,079	—	155	—	63,219	—	—	—	—	82,453
Amortization (*1)		(13,413)	(110,958)	—	(143,079)	—	(3,440)	(1,106)	—	(929)	(272,925)
Disposals		—	(610)	—	—	—	—	—	—	(94)	(704)
Impairment loss		—		(3,393)	(27,300)	—	—	—	(9,319)	—	(40,012)
Transfer from construction-in-progress		—	70,777	—	—	(71,816)	—	—	—	—	(1,039)
Effect of movements in exchange rates		—	(710)	—	(2,881)	—	—	—	—	81	(3,510)

Book value as of December 31, 2012	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602

Acquisition cost as of December 31, 2012	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904

Accumulated amortization as of December 31, 2012	￦	(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Remaining amortization period (year)		6.62	2.69	N/A	0.58	N/A	4.33	7.33	N/A	2.17

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.
(*3)	During 2012, the Group recognized full impairment loss for the difference between the carrying amount and the recoverable amount of goodwill and in-process research and development because the economic benefit from these assets are estimated to be less than previously expected.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Cash and cash equivalents	￦	1,517,977	2,338,661
Deposits in banks		815,000	315,092
Trade accounts and notes receivable, net		2,740,107	3,334,341
Other accounts receivable, net		212,870	199,007
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		—	11,246
Deposits		73,468	62,862
Others		695	16

	￦	5,362,955	6,264,063

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Domestic	￦	56,200	205,454
Euro-zone countries		478,650	415,664
Japan		60,598	79,564
United States		777,292	1,392,303
China		1,003,650	881,018
Taiwan		279,919	166,839
Others		83,798	193,499

	￦	2,740,107	3,334,341

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

	December 31, 2011			December 31, 2012
(In millions of won)	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	2,704,076	(654)	3,298,888	(1,007)
Past due 1-15 days		7,710	(2)	18,307	(5)
Past due 16-30 days		14,327	(2)	12,152	(2)
Past due 31-60 days		14,252	(3)	2,829	(3)
Past due more than 60 days		405	(2)	3,184	(2)

	￦	2,740,770	(663)	3,335,360	(1,019)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2010, 2011 and 2012 was as follows:

(In millions of won)	2010		2011	2012
Balance at the beginning of the year	￦	365	532	663
Bad debt expenses charged to selling expenses		167	131	356

Balance at the end of the year	￦	532	663	1,019

There were no receivables written-off for the years ended December 31, 2010, 2011 and 2012.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i) The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2012.

			Contractual cash flows
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	53,555	55,153	639	27,417	27,097	—	—
Unsecured bank loans		1,783,698	1,951,813	370,949	101,035	489,042	988,780	2,007
Unsecured bond issues		2,618,604	2,894,163	628,404	46,847	727,063	1,491,849	—
Trade accounts and notes payables		4,147,036	4,147,036	4,147,036	—	—	—	—
Other accounts payable		2,641,958	2,642,294	2,642,294	—	—	—	—
Other non-current liabilities		30	30	—	—	30	—	—

	￦	11,244,881	11,690,489	7,789,322	175,299	1,243,232	2,480,629	2,007

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii) As of December 31, 2012, there are no derivatives designated as cash flow hedges.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

	December 31, 2011
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	822	14,286	439	4,543	40	7	—
Trade accounts and notes receivable	2,064	645	1,054	—	42	—	—
Other accounts receivable	80	111	134	222	10	—	—
Available-for-sale financial assets	5	—	—	49	—	—	—
Other assets denominated in foreign currencies	1	182	20	14	—	—	1
Trade accounts payable	(1,921)	(39,932)	(1,629)	—	(25)	—	—
Other accounts payable	(64)	(26,169)	(401)	(166)	(84)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(26)	—	—
Debt	(1,044)	(6,000)	(142)	—	(27)	—	—
Bonds	(347)	(9,987)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(493)	(66,864)	(525)	4,662	(70)	(3)	1

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(653)	(66,864)	(525)	4,662	(70)	(3)	1

	December 31, 2012
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,466	7,540	536	2	61	2	—
Trade accounts and notes receivable	2,656	433	1,223	—	95	37	—
Other accounts receivable	66	95	340	—	1	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	178	20	11	—	—	1
Trade accounts payable	(2,234)	(31,162)	(1,847)	(463)	(67)	—	—
Other accounts payable	(109)	(12,948)	(725)	(8)	(38)	(8)	—
Debt	(898)	—	(33)	—	(5)	—	—
Bonds	(349)	—	—	—	—	—	—

Net exposure	599	(35,864)	(486)	(455)	47	31	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2010		2011	2012	December 31, 2011		December 31, 2012
USD	￦	1,156.62	1,108.12	1,126.88	￦	1,153.30	1,071.10
JPY		13.20	13.19	14.13		14.85	12.48
CNY		170.84	171.45	178.59		182.51	171.88
TWD		36.71	37.71	38.11		38.13	36.90
EUR		1,533.33	1,541.88	1,448.63		1,494.10	1,416.26
PLN		383.99	375.28	346.41		338.65	348.21
SGD		848.84	881.17	901.71		886.44	875.48

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2011 and 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit (or loss) before tax would have been as follows:

	December 31, 2011			December 31, 2012
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(29,623)	(28,032)	21,637	32,664
JPY (5 percent weakening)		(40,040)	(35,494)	(17,921)	(13,935)
CNY (5 percent weakening)		(4,830)	—	(4,176)	—
TWD (5 percent weakening)		8,974	162	(838)	(5)
EUR (5 percent weakening)		(4,900)	(1,957)	2,491	2,629
PLN (5 percent weakening)		(85)	128	537	8
SGD (5 percent weakening)		4	—	16	—

A stronger won against the above currencies as of December 31, 2011 and 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Fixed rate instruments
Financial assets	￦	2,335,815	2,656,591
Financial liabilities		(2,685,175)	(3,077,467)

	￦	(349,360)	(420,876)

Variable rate instruments
Financial assets	￦	600	—
Financial liabilities		(1,925,192)	(1,378,390)

	￦	(1,924,592)	(1,378,390)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2011 and 2012, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1% increase		1% decrease	1% increase	1% decrease
December 31, 2011
Variable rate instruments	￦	(14,588)	14,588	(14,588)	14,588
December 31, 2012
Variable rate instruments	￦	(10,448)	10,448	(10,448)	10,448

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

	December 31, 2011			December 31, 2012
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	11,009	11,009	13,463	13,463
Assets carried at amortized cost
Cash and cash equivalents		1,517,977	1,517,977	2,338,661	2,338,661
Deposits in banks		815,000	815,000	315,092	315,092
Trade accounts and notes receivable		2,740,107	2,740,107	3,334,341	3,334,341
Other accounts receivable		212,870	212,870	199,007	199,007
Other non-current financial assets		—	—	11,246	11,246
Deposits		73,468	73,468	62,862	62,862
Others		695	695	16	16

	￦	5,360,117	5,360,117	6,261,225	6,261,225

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	87,339	87,339	—	—
Derivatives		6,969	6,969	—	—

	￦	94,308	94,308	—	—

Liabilities carried at amortized cost
Secured bank loans	￦	57,665	57,665	53,555	53,555
Unsecured bank loans		1,673,387	1,620,010	1,783,698	1,823,514
Unsecured bond issues		2,791,976	2,829,206	2,618,604	2,677,038
Trade accounts and notes payable		3,782,627	3,782,627	4,147,036	4,147,036
Other accounts payable		3,905,496	3,905,496	2,641,958	2,641,901
Other non-current liabilities		53,457	53,379	30	30

	￦	12,264,608	12,248,383	11,244,881	11,343,074

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2011	December 31, 2012
Derivatives	3.90%	Not applicable
Debentures, loans and borrowings	4.19%	3.69%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

Financial instruments carried at fair value as of December 31, 2011 and 2012 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2011
Assets
Available-for-sale financial assets	￦	11,009	—	—	11,009
Liabilities
Financial liabilities at fair value through profit or loss	￦	(87,339)	—	—	(87,339)
Derivatives		—	(6,969)	—	(6,969)

	￦	(87,339)	(6,969)	—	(94,308)

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,463	—	—	13,463

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

The derivative financial liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 financial instruments for the year ended December 31, 2011 are as follows:

				Net realized/unrealized gains included in
(In millions of won)	January 1, 2011		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2011
December 31, 2011
Available-for-sale financial assets	￦	26,085	(34,257)	—	8,172	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Current
Short-term borrowings	￦	22,200	35,739
Current portion of long-term debt		778,464	979,533
Current portion of financial liabilities at fair value through profits or loss		87,339	—
Derivatives		6,969	—

	￦	894,972	1,015,272

Non-current
Won denominated borrowings	￦	366,629	807,005
Foreign currency denominated borrowings		1,011,734	589,105
Bonds		2,344,001	2,044,475

	￦	3,722,364	3,440,585

The above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)

Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2011		December 31, 2012
Bank of China and others	3ML+0.80%, 1.60 ~ 6.56%	￦	21,489	35,739
Hana Bank	—		711	—

Foreign currency equivalent			USD 19	USD 28
			—	CNY 31

		￦	22,200	35,739

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)

Lender	Annual interest rate as of December 31, 2012	December 31, 2011		December 31, 2012
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	20,817	16,629
National Agricultural Cooperative Federation and others	4.51%~5.21%, 1-year Bank bonds rate plus 1.40%		350,300	845,072
Less current portion of long-term debt			(4,488)	(54,696)

		￦	366,629	807,005

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, JPY, CNY and EUR)

Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2011		December 31, 2012
The Export-Import Bank of Korea	6ML+0.69%	￦	40,366	26,777
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		1,225,110	905,080
China Communication Bank and others	3M EURIBOR+0.60%, 90% of the Basic Rate published by the People’s Bank of China		72,259	7,956

Foreign currency equivalent			USD1,025	USD 870
			CNY 142	CNY 2
			EUR 27	EUR 5
			JPY 6,000	—

Less current portion of long-term debt			(326,001)	(350,708)

		￦	1,011,734	589,105

(*)	EURIBOR represents Euro Interbank Offered Rates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

14.	Financial Liabilities, Continued

(e)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)	Maturity	Annual interest rate as of December 31, 2012	December 31, 2011		December 31, 2012
Local currency debentures (*1)
Publicly issued debentures	March 2013~ October 2017	3.22~5.89%	￦	2,250,000	2,250,000
Less discount on debentures				(6,721)	(5,579)
Less current portion of debentures				(299,658)	(199,946)

			￦	1,943,621	2,044,475

Foreign currency debentures (*1)
Floating-rate bonds	April 2013	3ML+1.80%	￦	552,171	374,885

Foreign currency equivalent				USD 350	USD 350
				JPY 10,000	—

Less discount on bonds				(3,474)	(702)
Less current portion of bonds				(148,317)	(374,183)

			￦	400,380	—

Financial liabilities at fair value through profit or loss (*2)
Convertible bonds	—	—	￦	87,339	—

Foreign currency equivalent				USD76	—

Less current portion of convertible bonds				(87,339)	—

			￦	—	—

			￦	2,344,001	2,044,475

(*1)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	The convertible bonds which were recognized as financial liabilities at fair value through profit or loss as of December 31, 2011 were repaid at 116.77% of the principal amount on April 18, 2012 upon maturity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

15.	Provisions

Changes in provisions for the year ended December 31, 2012 are as follows:

(In millions of won)	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2012		222,703	61,657	443	284,803
Additions		445,421	78,526	1,083	525,030
Usage	￦	(467,535)	(84,799)	—	(552,334)

Balance at December 31, 2012		200,589	55,384	1,526	257,499

There of non-current		—	6,515	—	6,515

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

16.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Changes in inventories	￦	(547,436)	(102,154)	(72,637)
Purchase of raw materials, merchandise and others		15,933,940	15,714,809	17,993,091
Depreciation and amortization		2,925,378	3,651,446	4,469,412
Labor costs		1,911,925	2,192,328	2,500,323
Supplies and others		1,062,504	1,027,734	883,155
Outsourcing fee		103,424	138,638	197,482
Shipping costs		414,563	313,658	428,762
Utility expense		480,605	576,085	675,851
Fees and commissions		372,096	424,545	443,998
After-sale service expenses		203,450	72,350	106,391
Others		1,273,148	1,209,588	1,394,876

	￦	24,133,597	25,219,027	29,020,704

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other expenses, excluding foreign exchange differences.

For the year ended December 31, 2012, other income and other expenses contained exchange differences amounting to ￦ 1,228,847 million and ￦ 1,095,280 million, respectively (for the year ended December 31, 2010: ￦ 1,465,830 million and ￦ 1,550,909 million, respectively; for the year ended December 31, 2011: ￦ 1,190,793 million and ￦ 1,220,143 million, respectively) (note 26).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

17.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Salaries	￦	206,768	202,750	223,221
Expenses related to defined benefit plan		14,268	20,197	21,080
Other employee benefits		54,564	63,314	56,967
Shipping costs		332,046	262,247	349,691
Fees and commissions		163,251	173,918	190,207
Depreciation		49,786	59,182	112,890
Taxes and dues		24,267	31,987	28,444
Advertising		87,945	136,062	104,114
After-sale service		203,450	72,350	106,391
Rent		21,204	28,262	25,829
Insurance		7,997	8,846	11,197
Travel		25,140	26,014	20,518
Training		17,040	17,949	12,856
Others		66,508	54,852	44,031

	￦	1,274,234	1,157,930	1,307,436

The expenses for the year ended December 31, 2010 and 2011 were reclassified to conform to the criteria of classification for the year ended December 31, 2012 as follows:

(In millions of won)	2010		2011	2012
Selling and administrative expenses before the reclassification	￦	1,367,411	1,292,756	1,449,487
Reclassification items
Amortization(*)		(93,177)	(134,826)	(142,051)

Selling and administrative expenses after the reclassification	￦	1,274,234	1,157,930	1,307,436

(*)	Amortization expense of capitalized development costs is reclassified as research and development expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

18.	Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Present value of partially funded defined benefit obligations	￦	486,891	672,370
Fair value of plan assets		(340,253)	(491,730)

	￦	146,638	180,640

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2011 and 2012 are as follows:

(In millions of won)	2011		2012
Opening defined benefit obligations	￦	360,540	486,891
Current service cost		107,338	130,160
Interest cost		18,985	22,909
Actuarial losses on plan liabilities (before tax)		24,984	75,921
Benefit payments		(24,429)	(40,913)
Transfers from related parties		(527)	(2,598)

Closing defined benefit obligations	￦	486,891	672,370

(c)	Changes in fair value of plan assets for the years ended December 31, 2011 and 2012 are as follows:

(In millions of won)	2011		2012
Opening fair value of plan assets	￦	281,825	340,253
Expected return on plan assets		12,353	14,190
Actuarial gains on plan assets (before tax)		1,256	199
Contributions by employer directly to plan assets		60,000	160,000
Benefit payments		(15,181)	(22,912)

Closing fair value of plan assets	￦	340,253	491,730

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

18.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Deposits with financial institutions	￦	340,253	491,730

As of December 31, 2012, plan assets mainly consist of deposits in banks, which guarantee the payment of their principal and interest. The Group expects to make a contribution of ￦ 95,361 million to the defined benefit plans during the next financial year.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Current service cost	￦	87,928	107,338	130,160
Interest cost		14,711	18,985	22,909
Expected return on plan assets		(12,946)	(12,353)	(14,190)
Past service cost		12,778	—	—

	￦	102,471	113,970	138,879

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2010		2011	2012
Cost of sales	￦	81,225	87,044	108,801
Selling expenses		6,268	8,333	10,087
Administrative expenses		7,531	10,123	10,195
Research and development expenses		7,447	8,470	9,796

	￦	102,471	113,970	138,879

(f)	Cumulative amount of actuarial loss, net of income taxes, recognized in other comprehensive income for the years ended December 31, 2010, 2011 and 2012 is as follows:

(In millions of won)	2010		2011	2012
Cumulative amount at January 1	￦	(14,443)	(11,277)	(28,950)
Recognized during the period		3,166	(17,673)	(57,574)

Cumulative amount at December 31	￦	(11,277)	(28,950)	(86,524)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

18.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2010	2011	2012
Expected rate of salary increase	5.6%	5.6%	5.1%
Discount rate for defined benefit obligations	5.5%	4.9%	4.0%
Expected long-term rate of return on assets	4.4%	4.3%	4.0%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2011	December 31, 2012
Twenties	Males	0.02%	0.01%
	Females	0.01%	0.00%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.09%	0.08%
	Females	0.05%	0.04%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

19.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2012
Current liabilities
Withholdings	￦	14,808	22,929
Unearned revenues		4,744	4,732
Share-based payment liabilities		4	—

	￦	19,556	27,661

Non-current liabilities
Long-term accrued expenses	￦	333,459	319,499
Long-term other accounts payable		226,496	30
Long-term unearned revenues		16,958	12,226

	￦	576,913	331,755

20.   Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,478 million (￦ 1,583,600 million) and JPY 5,000 million (￦ 62,375 million) in connection with its export sales transactions with its subsidiaries. As of December 31, 2012, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

20.   Commitments, Continued

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 250 million (￦ 267,775 million) and USD 100 million (￦ 107,110 million), respectively. As of December, accounts and notes receivable amounting to USD 250 million (￦ 267,494 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreement with Standard Chartered Bank when no accounts and notes receivable were sold, but not past due under the agreement with Citibank. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 970 million (￦ 1,038,967 million), USD 65 million (￦ 69,622 million) and USD 168 million (￦ 179,945 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 243 million (￦ 260,520 million), USD 96 million (￦ 102,933 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank and in December 2012, with Sumitomo Mitsui Banking Corporation for accounts receivable sales negotiating facilities of up to an aggregate of USD 222 million (￦ 237,784 million), USD 200 million (￦ 214,220 million), and USD 100 million (￦ 107,110 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 124 million (￦ 133,029 million), USD 120 million (￦ 128,035 million), and USD 20 million (￦ 21,462 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In December 2010 and in December 2012, LG Display Shanghai Co., Ltd. entered into agreements with BNP Paribas and Hongkong & Shanghai Banking Corp. for accounts receivable sales negotiating facilities of up to an aggregate of USD 130 million (￦ 139,243 million) and USD 100 million (￦ 107,110 million), respectively, and as of December 31, 2012, accounts and notes receivable amounting to USD 118 million (￦ 126,660 million) and USD 43 million (￦ 45,953 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of December 31, 2012, accounts and notes receivable amounting to USD 259 million (￦ 277,287 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 307 million (￦ 328,828 million), and, as of December 31, 2012, accounts and notes receivable amounting to USD 133 million (￦ 142,395 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, LG Display Germany GmbH started forfaiting from September, 2011 and accounts and notes receivable amounting to USD 12 million (￦ 12,514 million) were sold, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 80 million (￦ 85,688 million) and USD 50 million (￦ 53,555 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 80 million (￦ 85,650 million) and USD 13 million (￦ 14,105 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In addition, in June 2011, LG Display America, Inc. has entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 200 million (￦ 214,220 million) and as of December 31, 2012, accounts and notes receivable amounting to USD 200 million (￦ 214,117 million) were sold, with none of the underlying accounts and notes receivable being past due. In August 2011, LG Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Banking Corporation for accounts receivable sales negotiating facilities of up to an aggregate of USD 90 million (￦ 96,399 million) and, as of December 31, 2012, accounts and notes receivable amounting to USD 1 million (￦ 1,102 million) were sold, with none of the underlying accounts and notes receivable being past due. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts receivables up to an aggregate of ￦ 50,000 million in connection with its domestic sales transactions and, as of December 31, 2012, no accounts and notes receivable were sold but not past due. In addition, the Controlling Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦ 53,555 million) and USD 23 million (￦ 24,635 million), in April 2011 and November 2012, respectively. As of December 31, 2012, accounts and notes receivable amounting to USD 16 million (￦ 16,598 million) and USD 1 million (￦ 1,024 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

20.	Commitments, Continued

Letters of credit

As of December 31, 2012, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦ 16,067 million), USD 15 million (￦ 16,067 million) with China Construction Bank, JPY 1,500 million (￦ 18,713 million) with Woori Bank, USD 70 million (￦ 74,977 million) with Bank of China, USD 60 million (￦ 64,266 million) with Sumitomo Mitsui Banking Corporation, USD 15 million (￦ 16,067 million) with Hana Bank and USD 30 million (￦ 32,133 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦ 9,104 million) and EUR 215 million (￦ 304,496 million) from Royal Bank of Scotland and other various banks for a number of occasions, including value added tax payments in Poland. As of December 31, 2012, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank, Societe Generale and others in connection with a EUR 5 million (￦ 7,626 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides a payment guarantee in connection with LG Display America Inc.’s term loan credit facilities with an aggregate amount of USD 7 million (￦ 7,498 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 5 million (￦ 5,356 million), JPY 1,300 million (￦ 16,218 million), CNY 800 million (￦ 137,504 million) and PLN 0.2 million (￦ 70 million) respectively, for their local tax payments.

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 40 million (￦ 42,844 million), and JPY 8,000 million (￦ 99,800 million) in total, with Mizuho Corporate Bank and other various banks. As of December 31, 2012, no amounts under the credit facilities are outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

20.	Commitments, Continued

License agreements

As of December 31, 2012, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2012, the Controlling Company’s advances received from a customer amount to USD 1,380 million (￦ 1,478,118 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 300 million (￦ 321,330 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 50 million (￦ 53,555 million), the Controlling Company provided part of its OLED manufacturing machinery as pledged assets to the Export-Import Bank of Korea.

21.	Contingencies

Patent infringement lawsuit against Innolux Corp. and others

In 2006, the Controlling Company filed a complaint in the United States District Court for the District of Delaware against Innolux Corp. (formerly, Chimei Innolux Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Innolux Corp. filed counter-claims against the Controlling Company claiming infringement of the patents. In September 2011, the Controlling Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. In May 2012, for the Controlling Company and Innolux Corp., the charge was dropped after the two parties amicably settled the claims.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

21.	Contingencies, Continued

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that LG Display Co., Ltd. and LG Display America, Inc. did not infringe the asserted patent of ITRI. The Final Determination is scheduled to be issued on June 28, 2013.

Patent Infringement Litigations and Invalidity Proceedings Between the Controlling Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Controlling Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. As a response, SSD requested for an invalidity proceeding over the identical seven patents in the Korean Intellectual Property Tribunal. Furthermore, in December 2012, SSD filed a complaint in the Seoul Central District Court against the Controlling Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. In the same month, the Controlling Company filed a complaint in the Seoul Central District Court against SSD and SSE claiming infringement of three patents related to In-Plane Switching (“IPS”) technology and relevant manufacturing methods and seeking an injunctive relief to ban all use of such patented technology as well as monetary compensation of ￦ 1 billion, approximately USD 1 million for each non-compliance by SSD and SSE. As a response, SSD requested an invalidity proceeding over the identical three patents in the Korean Intellectual Property Tribunal.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Controlling Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Controlling Company. The Controlling Company is currently defending against Arkema’s claims.

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

For the years ended December 31, 2010, 2011 and 2012

21.	Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately ￦ 31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Controlling Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. Ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Controlling Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which is subject to court approval.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

21.	Contingencies, Continued

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date, the Controlling Company is currently defending against 33 Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, Office Depot, Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., View Sonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In December 2012, the National Development and Reform Commission of China issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of Chinese laws and imposed a fine of RMB 118 million (￦ 20,334 million). The Controlling Company has agreed to pay the imposed fine and resolved its charges against the Controlling Company.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. For certain cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Group has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

22.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦ 5,000), and as of December 31, 2012, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2010 to December 31, 2012.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

23.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Short-term benefits	￦	2,183	1,529	1,567
Expenses related to defined benefit plan		360	396	173
Other long-term benefits		606	—	—

	￦	3,149	1,925	1,740

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Sales and others				Purchases and others
(In millions of won)	2010		2011	2012	2010	2011	2012
Joint ventures	￦	1,163,265	755,643	663,297	27,605	1,174	147,904
Associates		7	6,158	7,396	1,550,269	1,812,826	2,526,062
LG Electronics		5,845,037	4,819,737	6,170,017	555,569	345,919	245,364
Other related parties		174,521	41	41	317,837	37,633	39,042

	￦	7,182,830	5,581,579	6,840,751	2,451,280	2,197,552	2,958,372

Account balances with related parties at the reporting date are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2011		December 31, 2012	December 31, 2011	December 31, 2012
Joint ventures	￦	130,217	92,870	340,073	168,620
Associates		3	521	697,539	610,427
LG Electronics		497,747	658,516	98,487	67,867
Other related parties		—	—	3,632	3,621

	￦	627,967	751,907	1,139,731	850,535

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

24.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and Active Matrix (“AM”)-OLED products. Sales of AM-OLED products are insignificant to total sales. International sales represent approximately 93% of total sales for the year ended December 31, 2012 (2010: 93%, 2011: 92%).

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2010, 2011 and 2012.

(a)	Revenue by geography

(In millions of won)

Region	2010		2011	2012
Domestic	￦	1,705,130	1,963,501	2,149,646
Foreign
China		14,076,853	14,292,700	16,766,696
Asia (excluding China)		2,752,117	2,291,916	2,900,738
United States		2,852,204	2,216,695	3,209,225
Europe		4,125,231	3,526,477	4,403,363

	￦	25,511,535	24,291,289	29,429,668

Sales to Company A and Company B constituted 23% and 22% of total revenue, respectively, for the year ended December 31, 2012 (2010: 23% and 11%, 2011: 20% and 17%). The Group’s top ten end-brand customers together accounted for 71% of sales for the year ended December 31, 2012 (2010: 76%, 2011: 71%).

(b)	Non-current assets by geography

(In millions of won)

Region	December 31, 2011
	Property, plant and equipment		Intangible assets
Domestic	￦	13,528,286	520,023
Foreign
China		1,009,959	15,045
Others		158,604	46

Sub total	￦	1,168,563	15,091

Total	￦	14,696,849	535,114

(In millions of won)
Region	December 31, 2012
	Property, plant and equipment		Intangible assets
Domestic	￦	12,002,578	488,678
Foreign
China		939,929	7,499
Others		165,004	1,425

Sub total	￦	1,104,933	8,924

Total	￦	13,107,511	497,602

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

24.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)

Product	2010		2011	2012
Panels for:
Notebook computers	￦	4,424,440	5,120,421	6,997,833
Desktop monitors		5,389,736	4,975,379	5,039,066
TFT-LCD televisions		14,078,665	11,579,129	13,511,535
Mobile and others		1,618,694	2,616,360	3,881,234

	￦	25,511,535	24,291,289	29,429,668

25.	Revenue

Details of revenue for the years ended December 31 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Sales of goods	￦	25,467,963	24,214,709	29,302,389
Royalties		22,552	60,594	37,783
Others		21,020	15,986	89,496

	￦	25,511,535	24,291,289	29,429,668

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

26.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Rental income	￦	4,305	6,325	7,253
Foreign currency gain		1,465,830	1,190,793	1,228,847
Gain on disposal of property, plant and equipment		1,387	740	5,925
Reversal of stock compensation cost		—	469	3
Commission earned		5,555	8,630	3,867
Reversal of allowance for doubtful accounts for other receivables		—	—	521
Others		6,366	16,588	14,529

	￦	1,483,443	1,223,545	1,260,945

(b)	Details of other expenses for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Other bad debt expenses	￦	65	849	9
Foreign currency loss		1,550,909	1,220,143	1,095,280
Loss on disposal of property, plant and equipment		415	862	3,728
Impairment loss on property, plant, and equipment		—	3,589	—
Loss on disposal of intangible assets		—	1,588	704
Impairment loss on intangible assets		—	5,574	40,012
Donations		15,611	16,564	15,350
Expenses related to legal proceedings or claims, and others		310,142	151,322	458,957

	￦	1,877,142	1,400,491	1,614,040

27.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Salaries and wages	￦	1,569,137	1,719,035	2,006,603
Other employee benefits		297,366	383,197	397,122
Contributions to National Pension plan		40,553	54,118	59,332
Expenses related to defined benefit plan		102,471	113,970	138,879
Stock compensation cost		157	(469)	(3)

	￦	2,009,684	2,269,851	2,601,933

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

28.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Finance income
Interest income	￦	91,203	58,430	28,859
Dividend income		48	131	482
Foreign currency gain		146,563	148,144	260,265
Gain on disposal of investments in equity accounted investees		2,506	551	3,566
Gain on valuation of financial assets at fair value through profit or loss		668	10	—

	￦	240,988	207,266	293,172

Finance costs
Interest expense	￦	99,659	144,927	187,589
Foreign currency loss		170,307	180,395	193,483
Loss on disposal of available-for-sale securities		854	354	5,272
Loss on impairment of available-for-sale securities		—	—	6,392
Loss on disposal of financial assets at fair value through profit or loss		—	774	—
Loss on redemption of debentures		4,138	—	1,524
Loss on valuation of financial assets at fair value through profit or loss		1,729	—	—
Loss on valuation of financial liabilities at fair value through profit or loss		2,419	1,935	—
Loss on sale of trade accounts and notes receivable		9,366	20,359	32,431
Loss on disposal of investments in equity accounted investees		—	321	—
Loss on impairment of investments in equity accounted investees		—	14,244	10,005

	￦	288,472	363,309	436,696

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Cumulative translation differences	￦	6,735	47,443	(86,320)
Net change in fair value of available-for-sale financial assets		12,063	2,700	4,764
Tax effect		(3,793)	(1,101)	(1,043)

	￦	15,005	49,042	(82,599)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

29.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010		2011	2012
Current tax expense	￦	253,436	57,530	75,946
Deferred tax expense (benefit)		(147,101)	(350,594)	146,234

Income tax expense (benefit)	￦	106,335	(293,064)	222,180

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In millions of won)	2010
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	12,063	(2,987)	9,076
Defined benefit plan actuarial gain		4,480	(1,314)	3,166
Cumulative translation differences		6,735	(806)	5,929
Gain on sales of own shares of associated accounted for using the equity method		810	—	810

	￦	24,088	(5,107)	18,981

(In millions of won)	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	2,700	(996)	1,704
Defined benefit plan actuarial loss		(23,732)	6,059	(17,673)
Cumulative translation differences		47,443	(105)	47,338
Loss on sales of own shares of associates accounted for using the equity method		(214)	—	(214)

	￦	26,197	4,958	31,155

(In millions of won)	2012
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale Securities	￦	4,764	(974)	3,790
Defined benefit plan actuarial loss		(75,899)	18,325	(57,574)
Cumulative translation differences		(86,320)	(69)	(86,389)
Loss on sale of own shares of associates accounted for using the equity method		(48)	—	(48)

	￦	(157,503)	17,282	(140,221)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

29.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2010, 2011 and 2012 is as follows:

(In millions of won)	2010			2011		2012
Profit (loss) for the period		￦	1,159,234		(787,895)		236,345
Income tax expense (benefit)			106,335		(293,064)		222,180

Profit (loss) excluding income tax			1,265,569		(1,080,959)		458,525

Income tax (benefit) using the Controlling Company’s domestic tax rate	24.20%		306,268	24.20%	(261,592)	24.20%	110,963
Effect of tax rates in foreign jurisdictions	1.24%		15,732	(0.30%)	3,259	3.53%	16,171
Non-deductible expenses	7.69%		97,268	(2.18%)	23,560	5.43%	24,882
Tax credits	(24.33%)		(307,911)	22.97%	(248,331)	(26.85%)	(123,126)
Change in unrecognized deferred tax assets	—		—	(17.41%)	188,190	43.09%	197,569
Change in tax rates	(0.85%)		(10,798)	0.71%	(7,689)	0.35%	1,593
Others	0.45%		5,776	(0.88%)	9,539	(1.28%)	(5,872)

Actual income tax expense (benefit)		￦	106,335		(293,064)		222,180

Actual effective tax rate			8.4%		27.11%		48.46%

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2011 and 2012, in relation to the temporary differences on investments in subsidiaries amounting to ￦ 221,073 million and ￦ 165,434 million, respectively, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

As of December 31, 2011 and 2012, the tax basis of the Controlling Company’s investment in one subsidiary is greater than its financial statement carrying amount, which gave rise to deductible temporary differences amounting to ￦ 434,526 million and ￦ 431,471 million, respectively. The Controlling Company did not recognize deferred tax assets for these temporary differences because the possibility for these differences to reverse, through events such as disposing of the related investments in the foreseeable future, is less than probable.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

30.	Deferred Tax Assets and Liabilities, Continued

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2012, the Controlling Company recognized deferred tax assets of ￦ 699,529 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

	December 31
(In millions of won)	2013		2014	2015
Tax credit carryforwards	￦	135,960	206,539	86,101

(d)	Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	December, 31, 2011		December, 31, 2012	December, 31, 2011	December, 31, 2012	December, 31, 2011	December, 31, 2012
Other accounts receivable, net	￦	—	—	(3,738)	(2,063)	(3,738)	(2,063)
Inventories, net		15,915	10,075	—	—	15,915	10,075
Available-for-sale financial assets		1,259	285	—	—	1,259	285
Defined benefit obligation		21,877	38,573	—	—	21,877	38,573
Investments in equity accounted investees		4,307	7,619	—	—	4,307	7,619
Accrued expenses		72,965	81,802	—	—	72,965	81,802
Property, plant and equipment		133,720	171,881	—	—	133,720	171,881
Intangible assets		1,105	2,488	—	—	1,105	2,488
Provisions		11,618	12,979	—	—	11,618	12,979
Gain or loss on foreign currency		13,616	5,340	(31,313)	(958)	(17,697)	4,382
Debentures		6,059	—	—	—	6,059	—
Others		18,974	34,344	(715)	(220)	18,259	34,124
Tax losses		329,068	233,139	—	—	329,068	233,139
Tax credit carryforwards		829,048	699,529	—	—	829,048	699,529

Deferred tax assets (liabilities)	￦	1,459,531	1,298,054	(35,766)	(3,241)	1,423,765	1,294,813

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

30.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2011 and 2012 are as follows:

(In millions of won)	December 31, 2010		Profit or loss	Other comprehensive income	December 31, 2011	Profit or loss	Other comprehensive income	December 31, 2012
Other accounts receivable, net	￦	(5,919)	2,181	—	(3,738)	1,675	—	(2,063)
Inventories, net		17,942	(2,027)	—	15,915	(5,840)	—	10,075
Available-for-sale financial assets		(4,784)	7,039	(996)	1,259	—	(974)	285
Defined benefit obligation		3,829	11,989	6,059	21,877	(1,629)	18,325	38,573
Investments in equity accounted investees		12,041	(7,734)	—	4,307	3,312	—	7,619
Derivative instruments		(2,008)	2,008	—	—	—	—	—
Accrued expenses		78,396	(5,431)	—	72,965	8,837	—	81,802
Property, plant and equipment		112,286	21,434	—	133,720	38,161	—	171,881
Intangible assets		—	1,105	—	1,105	1,383	—	2,488
Provisions		17,962	(6,344)	—	11,618	1,361	—	12,979
Gain or loss on foreign currency		20,044	(37,741)	—	(17,697)	22,079	—	4,382
Debentures		5,049	1,010	—	6,059	(6,059)	—	—
Others		18,128	236	(105)	18,259	15,934	(69)	34,124
Tax losses		—	329,068	—	329,068	(95,929)	—	233,139
Tax credit carryforwards		795,247	33,801	—	829,048	(129,519)	—	699,529

Deferred tax assets (liabilities)	￦	1,068,213	350,594	4,958	1,423,765	(146,234)	17,282	1,294,813

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2013, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦ 100 billion for the Controlling Company after 2013 was revised from 14% to 16%. As of December 31, 2012, the Controlling Company applied 14% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Controlling Company applied the 16% of minimum tax rate, the unused tax credit for which no deferred tax asset is recognized as disclosed in note 29 (c) would have amounted to ￦ 558,411 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

31.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2010, 2011 and 2012 are as follows:

(In won and No. of shares)	2010		2011	2012
Profit (loss) attributable to owners of the Controlling Company	￦	1,156,343,357,418	(771,222,702,492)	233,204,398,428
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700

Earnings (loss) per share	￦	3,232	(2,155)	652

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2010 to December 31, 2012.

(b)	Diluted earnings per share is not calculated since there was no potential common stock for the years ended December 31, 2012. In addition, there is no effect of dilutive potential ordinary shares due to the Controlling Company’s net loss for the year ended December 31, 2011. Diluted earnings per share for the year ended December 31, 2010 were as follows:

(In won and No. of shares)	2010
Profit for the year	￦	1,156,343,357,418
Finance income and cost on convertible bond, net of tax		(18,345,174,214)

Adjusted income		1,137,998,183,204
Weighted-average number of common shares outstanding and common equivalent shares(*)		361,080,224

Diluted earnings per share	￦	3,152

(*)	Weighted-average number of common shares outstanding to calculate dilutive potential ordinary shares for the year ended December 31, 2010 is calculated as follows:

(In No. of shares)	2010
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	3,264,524

Weighted-average number of common shares at the reporting date	361,080,224

(c)	The number of dilutive potential ordinary shares outstanding for the year ended December 31, 2010 and 2011 is as follows:

	2010		2011
	Convertible bonds		Convertible bonds
Common shares to be issued	1,281,697	9,399,113	1,286,594
Period	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010	January 1, 2011~ December 31, 2011
Weight	365 days /365 days	77 days / 365 days	365 days / 365 days
Weighted-average number of common shares to be issued	1,281,697	1,982,827	1,286,594

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

32.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2010, 2011 and 2012 is as follows:

(In millions of won)	2010		2011	2012
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦	906,481	1,177,809	(1,270,755)