Form 20-F
period 2013-12-31
LG Display Co., Ltd.
filed 2014-04-30
CIK 1290109

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2012 and 2013 and for each of the years ended in the three-year period ended December 31, 2013 included in this annual report.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2013, which was ￦1,055.25 = US$1.00.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2012 and 2013 included in the Form 6-K furnished to the SEC on February 27, 2014 is a profit of ￦912 billion and ￦1,163 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 27, 2014, which is not incorporated by reference to this annual report.

Pursuant to the IFRS as issued by IASB, we are not required to separately present operating profit or loss in our consolidated statements of comprehensive income or loss prepared in accordance with IFRS. Therefore, the financial statements included in this annual report, which are prepared in accordance with IFRS as issued by IASB, do not present operating profit or loss as a separate line item.

Consolidated statements of comprehensive income (loss) data

	Year Ended December 31,
	2009		2010		2011		2012		2013		2013 (1)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	￦	20,038	￦	25,512	￦	24,291	￦	29,430	￦	27,033	US$	25,618
Cost of sales		(17,477)		(21,781)		(23,081)		(26,425)		(23,525)		(22,293)
Gross profit		2,561		3,731		1,210		3,005		3,508		3,324
Selling expenses		(713)		(846)		(728)		(814)		(732)		(694)
Administrative expenses (2)		(305)		(428)		(430)		(494)		(518)		(491)
Research and development expenses (2)		(428)		(768)		(816)		(785)		(1,096)		(1,039)
Profit (loss) before income tax		1,013		1,266		(1,081)		459		830		787
Income tax expense (benefit)		(105)		106		(293)		222		411		389
Profit (loss) for the period		1,118		1,159		(788)		237		419		397
Total comprehensive income (loss) for the period		1,051		1,178		(757)		97		397		376
Basic earnings (loss) per share		3,124		3,232		(2,155)		652		1,191		1.13
Diluted earnings (loss) per share		3,124		3,152		(2,155)		652		1,191		1.13

Consolidated statements of financial position data

	As of December 31,
	2009		2010		2011		2012		2013		2013 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	￦	818	￦	1,631	￦	1,518	￦	2,339	￦	1,022	US$	968
Deposits in banks		2,500		1,503		815		315		1,302		1,234
Trade accounts and notes receivable, net		2,950		3,001		2,740		3,334		3,129		2,965
Inventories		1,668		2,215		2,317		2,390		1,933		1,832
Total current assets		8,226		8,840		7,858		8,915		7,732		7,327
Property, plant and equipment, net		9,596		12,815		14,697		13,108		11,808		11,190
Total assets		19,703		23,858		25,163		24,456		21,715		20,578
Trade accounts and notes payable		2,031		2,962		3,783		4,147		3,000		2,843
Current financial liabilities		2,007		2,101		895		1,015		908		860
Other accounts payable		1,596		2,593		3,993		2,811		1,454		1,378
Total current liabilities		6,495		8,882		9,911		9,206		6,789		6,434
Non-current financial liabilities		2,076		2,543		3,722		3,441		2,995		2,838
Long-term advance received		584		945		669		1,050		427		405
Total liabilities		9,663		12,797		15,032		14,215		10,918		10,346
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,828
Retained earnings		6,051		7,031		6,063		6,239		6,663		6,314
Total equity		10,040		11,061		10,131		10,240		10,797		10,232

Other financial data

	Year Ended December 31,
	2009		2010		2011		2012		2013		2013 (1)
	(in billions of Won, except for percentages)										(in millions of US$, except for per share data)
Gross margin (3)		12.8%		14.6%		5.0%		10.2%		13.0%		13.0%
Net margin (4)		5.6%		4.5%		(3.2)%		0.8%		1.5%		1.5%
EBITDA (5)	￦	3,845	￦	4,200	￦	2,657	￦	5,087	￦	4,784	US$	4,534
Capital expenditures		3,761		4,942		4,063		3,972		3,473		3,291
Depreciation and amortization (6)		2,842		2,926		3,651		4,469		3,834		3,633
Net cash provided by operating activities		4,153		4,884		3,666		4,570		3,585		3,397
Net cash used in investing activities		(4,564)		(4,515)		(3,494)		(3,688)		(4,504)		(4,268)
Net cash provided by (used in) financing activities		(117)		408		(278)		(48)		(391)		(371)

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Amortization expenses related to certain research and development activities included in “administrative expenses” for the years ended December 31, 2009, 2010 and 2011 have been reclassified as “research and development expenses” to conform to the criteria of classification for the years ended December 31, 2012 and 2013.
(3)	Gross margin represents gross profit divided by revenue.
(4)	Net margin represents profit (loss) for the period divided by revenue.
(5)	EBITDA is defined as profit (loss) for the period excluding interest expense, income tax expense (benefit), depreciation and amortization of intangible assets and interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the period, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the period to EBITDA is as follows:

	Year Ended December 31,
	2009		2010		2011		2012		2013		2013 (1)
	(in billions of Won)										(in millions of US$)
Profit (loss) for the period	￦	1,118	￦	1,159	￦	(788)	￦	237	￦	419	US$	397
Interest income		(123)		(91)		(58)		(29)		(39)		(37)
Interest expense		113		100		145		188		159		151
Income tax expense (benefit)		(105)		106		(293)		222		411		389
Depreciation		2,779		2,757		3,413		4,196		3,598		3,410
Amortization of intangible assets		63		169		238		273		236		224

EBITDA	￦	3,845	￦	4,200	￦	2,657	￦	5,087	￦	4,784	US$	4,534

(6)	Includes amortization of intangible assets.

Operating data

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Number of panels sold by product category:
Televisions (1)	35,316	51,184	53,084	56,490	53,797
Notebook computers (2)	50,577	58,854	62,923	69,559	55,559
Desktop monitors (3)	43,384	49,336	50,247	51,819	49,986
Tablet computers (4)	9	11,875	35,640	56,526	63,840
Mobile and other applications (5)	161,850	188,193	164,702	164,409	162,011

Total	291,136	359,442	366,596	398,803	385,193

(1)	For the years ended December 31, 2010, 2011 and 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	For the years ended December 31, 2011, 2012 and 2013, includes semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	For the years ended December 31, 2010, 2011, 2012 and 2013, includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in this annual report. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories. For comparison purposes, we have restated the number of notebook computer, tablet computer and mobile and other application panels sold for the years ended December 31, 2009 and 2010.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year Ended December 31,
	2009		2010		2011		2012		2013		2013 (6)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions (1)	￦	10,965	￦	14,079	￦	11,579	￦	13,512	￦	11,795	US$	11,177
Notebook computers (2)		3,565		3,621		3,246		3,667		2,819		2,671
Desktop monitors (3)		4,640		5,390		4,975		5,039		5,256		4,981
Tablet computers (4)		1		824		2,224		3,714		3,575		3,388
Mobile and other applications (5)		818		1,554		2,190		3,371		3,537		3,352

Total sales of goods	￦	19,989	￦	25,468	￦	24,214	￦	29,303	￦	26,982	US$	25,569
Royalties		22		23		61		38		19		18
Others		27		21		16		89		32		31

Revenue	￦	20,038	￦	25,512	￦	24,291	￦	29,430	￦	27,033	US$	25,618

(1)	For the years ended December 31, 2010, 2011 and 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	For the years ended December 31, 2011, 2012 and 2013, includes semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	For the years ended December 31, 2010, 2011, 2012 and 2013, includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in this annual report. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories. For comparison purposes, we have restated revenue derived from the notebook computer, tablet computer and mobile and other application product categories for the years ended December 31, 2009 and 2010.

(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2013, which was ￦1,055.25 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 25, 2014, the noon buying rate was ￦1,041.0 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year Ended December 31,	At End of Period		Average Rate (1)		High		Low
	(Korean Won per US$1.00)
2009	￦	1,163.7	￦	1,270.0	￦	1,570.1	￦	1,149.0
2010		1,130.6		1,158.7		1,253.2		1,104.0
2011		1,158.5		1,105.2		1,197.5		1,049.2
2012		1,063.2		1,119.6		1,185.0		1,063.2
2013		1,055.3		1,094.7		1,161.3		1,050.1
October		1,060.8		1,065.9		1,075.5		1,057.5
November		1,057.8		1,061.6		1,072.7		1,054.8
December		1,055.3		1,055.6		1,061.4		1,050.1
2014 (through April 25)		1,041.0		1,063.6		1,084.3		1,035.4
January		1,080.4		1,067.1		1,083.7		1,050.3
February		1,066.0		1,071.3		1,084.3		1,062.1
March		1,064.7		1,070.5		1,079.6		1,064.1
April (through April 25)		1,041.0		1,044.2		1,058.3		1,035.4

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month (or portion thereof) is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

In recent years, we have been affected by overcapacity in the industry relative to the general demand for TFT-LCD panels which, together with lingering uncertainties in the global economic environment, has resulted in a general decline in the average selling prices of a number of our TFT-LCD products. We attempt to counteract, at least in part, the effects of overcapacity in the industry by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix, which are relatively less affected by the industry-wide overcapacity problems affecting TFT-LCD products using older technologies. Due in part to these efforts, our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 13.5% from US$679 in 2011 to US$771 to 2012. However, our average revenue per square meter of net display area decreased by 6.2% to US$723 in 2013 as the operation of new fabrication facilities by our competitors coupled with inventory adjustments by our customers of television panels in particular, which was partly in response to the expiration of a Chinese government sponsored consumer rebate program for purchases of energy efficient televisions in May 2013, resulted in downward pricing pressure.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix that are tailored to our customers’ evolving needs, we also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to capacity growth in light of our assessment of future market conditions.

However, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, can be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products utilizing TFT-LCD panels, which in turn led them to reduce or plan reductions of their production. Even though we saw an increase in demand for our products since the end of 2011, initially due in part to channel inventory replenishment and then, especially in the second half of 2012, due in large part to increasing demand for our differentiated specialty products used in certain types of televisions, tablet computers and smartphones, demand for our products decreased in 2013 due in part to inventory adjustments by our customers in light of lingering uncertainties in the global economic environment.

We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to another such economic downturn which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the TFT-LCD industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display (which was spun off from Samsung Electronics in 2012), Hydis Technologies, AU Optronics, Innolux, Chunghwa Picture Tubes, HannStar Display, BOE, China Star Optolectronics Technology, Japan Display (which was founded in 2011 by integrating the TFT-LCD panel businesses of Hitachi and TMDisplay, as well as certain businesses of Sony Mobile Display), Sharp and Panasonic LCD. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

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

We and our competitors each seek to establish our own products and technologies as the industry standards. For example, in the large-sized television panel market, we currently manufacture primarily 32-inch, 42-inch, 47-inch, 49-inch and 55-inch television panels and utilize FPR and white RGB, or WRGB, technologies for our 3D and organic light-emitting diode, or OLED, television panels, respectively. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions, such as 39-inch, 40-inch, 46-inch, 48-inch and 50-inch panels and utilize competing display panel technologies such as shutter glass and direct emission technologies for their 3D and OLED television panels, respectively. If our competitors’ panels or the technologies they adopt become the market standard, we may lose market share and may not realize the expected return on our investments in the technologies we utilize in our display panels, which may have a material adverse effect on our financial condition and results of operations.

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our television panels utilizing FPR 3D and ultra-high definition, or Ultra HD, technologies, Advanced High-Performance In-Place Switching or, AH-IPS, panels for tablet computers, mobile devices, notebook computers and desktop monitors, curved OLED television panels utilizing WRGB OLED technology, smartphone panels utilizing flexible plastic OLED technology and ultra-large displays for television, public display and interactive whiteboard panels. In addition, we have developed differentiated sales and marketing strategies to promote our panels for such products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 71% of our sales in 2011, 71% in 2012 and 76% in 2013.

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

We engage in related party transactions with LG Electronics and its affiliates:

•	Sales to LG Electronics – sales to LG Electronics and its subsidiaries, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 21.4%, 21.0% and 22.9% of our sales in 2011, 2012 and 2013, respectively.

•	Sales to LG International – sales to LG International Corp., our affiliated trading company, and its subsidiaries amounted to 6.3%, 5.0% and 5.4% of our sales in 2011, 2012 and 2013, respectively.

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

Our top ten end-brand customers together accounted for approximately 71% of our sales in 2011, 71% in 2012 and 76% in 2013. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International and its subsidiaries. Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. Although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies. For example, the rapidly expanding mobile display market for smart devices such as smartphones and certain tablet computers has resulted in increased demand for display panels using new energy-efficient technologies that provide for greater resolutions, wider viewing angles, high light transmittance and stability of images even when used on a touchscreen device. We have introduced mobile display products based on AH-IPS, which have helped us quickly secure a leading role in this market.

While the TFT-LCD technology undergoes continued innovation, we and our competitors are also developing new display technologies that depart from TFT-LCD technology, such as OLED technology. In particular, we and some of our competitors have already commenced commercial production of OLED products. We commenced limited production of glass OLED panels for mobile devices for a number of our strategic customers in September 2011 and commenced mass production of flexible plastic OLED panels for smartphones in the fourth quarter of 2013 at our AP2 and E2 fabrication facilities. In addition, we started production of OLED television panels toward the end of 2012 and are in the process of converting a second set of production lines in our P8 fabrication facility, our first eighth-generation fabrication facility, for the production of OLED television panels. We expect to commence mass production on the second set of lines sometime in the second half of 2014, subject to market conditions and any changes in our investment timetable. With the launch of retail sales of flat and curved 55-inch OLED televisions by certain of our customers starting in the first and third quarters of 2013, respectively, we intend to deploy greater resources into expanding our large-sized OLED panel fabrication capabilities with the aim of establishing an early competitive edge in the market. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 47.7%, 45.9% and 43.6% of our total revenue in 2011, 2012 and 2013, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 13.4%, 12.5% and 10.4% of our total revenue in 2011, 2012 and 2013, respectively, those who use our panels in their desktop monitors, which accounted for 20.5%, 17.1% and 19.4% of our total revenue in 2011, 2012 and 2013, respectively, those who use our panels in their tablet computers, which accounted for 9.2%, 12.6% and 13.2% of our total revenue in 2011, 2012 and 2013, respectively, and those who use our panels in their mobile and other applications, which accounted for 9.0%, 11.5% and 13.1% of our total revenue in 2011, 2012 and 2013, respectively. Although sales of our television panels decreased in 2012 and 2013 as compared to previous years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

New display technologies, such as OLED technology, which are at various stages of development and production by us and other display panel makers, may gain wider market acceptance than TFT-LCD technology for use in certain consumer products, such as televisions, smartphones and tablet computers, and industrial and other applications, including public displays, interactive whiteboards, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, or if we are unable to develop and commercialize OLED and other technologies in a commercially viable and timely manner, or if consumers prefer products manufactured by our competitors utilizing competing technologies we have not adopted, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we estimate that we will continue to incur significant capital expenditures for the enhancement of existing production facilities, including the construction of additional production lines, and the construction of new production facilities. In March 2011, we commenced mass production at the second expansion to our P8 fabrication facility. In June 2012, we also commenced mass production at P9, our newest eighth-generation panel fabrication facility located in our Paju Display Cluster in Paju, Korea. In December 2013, we commenced mass production at our E2 fabrication facility. In addition, in May 2012, we held a groundbreaking ceremony for the construction of an eighth-generation fabrication facility in Guangzhou, China. We expect mass production to commence at the Guangzhou fabrication facility in the middle of 2014, subject to market conditions and any changes in our investment timetable. In January 2011, we signed a memorandum of understanding with Gumi City regarding its administrative support for our ￦1.35 trillion investment to expand our module production facilities in Gumi City, Korea, over a five-year period starting in 2011, and in July 2012, we entered into an agreement with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our ￦1.20 trillion investment to convert existing production lines in our P61 fabrication facility located in Gumi City that produced amorphous silicon, or a-Si, based TFT backplanes into production lines that produce low temperature polycrystalline silicon, or LTPS, based TFT backplanes. Mass production on the converted LTPS production lines commenced in the first quarter of 2014. In September 2013, we entered into another memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our additional ￦0.83 trillion investment to convert additional a-Si production lines into LTPS production lines in our P61 fabrication facility. We expect mass production to commence at the additional converted LTPS production lines in the second half of 2014, subject to market conditions and any changes in our investment timetable. In addition, starting in the first quarter of 2013, we began expanding our large-sized OLED television panel production capacity at our P8 fabrication facility, for which we expect to invest ￦0.71 trillion. Mass production is expected to commence at the new large-sized OLED panel production lines in the second half of 2014, subject to market conditions and any changes in our investment timetable.

In 2013, our total capital expenditure on a cash out basis amounted to ￦3.5 trillion. In 2014, we currently expect that our total capital expenditures on a cash out basis will be similar to that of 2013, primarily to fund the construction of our eighth-generation fabrication facility in Guangzhou, China and expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

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

The manufacturing processes for TFT-LCD, OLED and other display products are highly complex, requiring sophisticated and costly equipment that is periodically modified and upgraded to improve manufacturing yields and product performance, and reduce unit manufacturing costs. These updates expose us to the risk that from time to time production difficulties will arise that could cause delivery delays, reduced output or both. We cannot provide assurance that we will not experience manufacturing problems in achieving acceptable output, product delivery delays or both as a result of, among other factors, construction delays, difficulties in upgrading or modifying existing production lines or building new plants, difficulties in modifying existing or adopting new manufacturing line technologies or processes or delays in equipment deliveries, any of which could constrain our capacity and adversely affect our results of operations.

We may be unable to successfully execute our growth strategy or manage and sustain our growth on a timely basis, if at all, and, as a result, our business may be harmed.

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to building new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving demands of our customers. For example, we increased our capacity at our Korean facilities by commencing mass production at the second expansion to our P8 fabrication facility in March 2011, P9 in June 2012 and E2 in December 2013. In addition, we converted a number of production lines in our P61 fabrication facility, which originally produced a-Si based display panels, to produce LTPS based display panels for mobile devices and commenced mass production in the first quarter of 2014. In addition, we converted a number of production lines in our P8 fabrication facility to produce OLED panels for televisions and commenced production in the fourth quarter of 2012. We are currently converting additional production lines to expand our LTPS and OLED production capacities, and we expect to commence mass production on the additional LTPS and OLED lines in the second half of 2014, subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Expansion Projects.” With respect to our overseas facilities in recent years, we commenced mass production at our module production plant in Reynosa, Mexico in March 2012, and we commenced construction of an eighth-generation fabrication facility in Guangzhou, China, in May 2012. We expect mass production to commence at the Guangzhou fabrication facility in the middle of 2014, subject to market conditions and any changes in our investment timetable. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans” above.

Sustained growth in the scope and complexity of our operations may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or building new plants as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenue. In addition, failure to keep up with our competitors in future investments in next-generation panel fabrication facilities or in the upgrading of manufacturing capacity of existing facilities would impair our ability to effectively compete within the display panel industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of TFT-LCD and OLED panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

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

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders which are generally placed by them one month in advance of delivery. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the cost of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

Earthquakes, tsunamis, floods and other natural calamities could materially adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as customers of our products, are located in Japan, which suffered an earthquake and tsunami in March 2011, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake. While we believe the impact was not material to our financial condition or operating results, any future recurrence of such natural calamities in Japan or any other countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including Japan, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

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

In December 2006, LG Display received notices of investigation by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission with respect to possible anti-competitive activities in the TFT-LCD industry. Subsequently, the Competition Bureau of Canada, the Secretariat of Economic Law of Brazil, the Taiwan Fair Trade Commission and the Federal Competition Commission of Mexico announced investigations regarding the same.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request. In February 2014, the European Union General Court reduced the fine to €210 million. We plan to appeal the European Union General Court’s decision to the European Court of Justice.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. As of April 29, 2014, no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. As of April 29, 2014, the investigation by the Secretariat of Economic Law of Brazil is ongoing, and LG Display filed its defense to the Secretariat of Economic Law of Brazil in February 2014.

In December 2011, the Korea Fair Trade Commission imposed a fine of ￦31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. In February 2014, the Seoul High Court annulled the decision of the Korea Fair Trade Commission. In March 2014, the Korea Fair Trade Commission filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. As of April 29, 2014, no decision has been issued by the Supreme Court of Korea.

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

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. In March 2013, the attorney general of Oklahoma dismissed its action as to LG Display pursuant to a separate settlement agreement. In February 2014, the attorneys general of Mississippi and South Carolina dismissed their actions as to LG Display pursuant to settlement. As of April 29, 2014, the Illinois, Oregon and Washington attorneys general actions remain pending. While the Oregon attorney general action is pending in the MDL Proceedings, the Illinois and Washington attorneys general actions are pending in their respective state courts.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In addition, in 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. In January 2013, AT&T Corp. and its affiliates dismissed their action as to LG Display pursuant to settlement. In January 2013, the trustee of Circuit City Stores, Inc. Liquidation Trust dismissed its action as to LG Display pursuant to settlement, which was approved by the U.S. Bankruptcy Court. In April 2013, Sony Electronics, Inc. and Sony Europe Limited, together with their respective affiliates, dismissed their actions as to LG Display pursuant to settlement. LG Display reached a settlement with T-Mobile, U.S.A., Inc. in April 2013. In August 2013, Best Buy Co., Inc. and its affiliates dismissed their actions as to LG Display pursuant to settlement. In September 2013, Target Corporation, Sears, Roebuck and Co., Kmart Corporation, Old Comp Inc., Good Guys, Inc., RadioShack Corporation, and Newegg, Inc. dismissed their actions as to LG Display pursuant to settlement. In October 2013, Rockwell Automation, Inc., Jaco Electronics, Inc. and ViewSonic Corporation dismissed their actions as to LG Display pursuant to settlement.

In 2007, class action complaints alleging violations of Canada competition laws were filed against LG Display and other TFT-LCD manufacturers in Canadian provinces of British Columbia, Ontario and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. We are pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been stayed.

In December 2013, a class action complaint was filed in the Central District in Israel. As of April 29, 2014, we have yet to receive the service of complaint from the class. We plan to vigorously defend against any claims asserted by the class.

In October 2012, Arkema France and Altuglas International SAS filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding the termination of a supply contract with LG Display. In April 2014, LG Display and Arkema France reached settlement.

In April 2014, Deyi Investment Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. As of April 29, 2014, we have yet to receive the service of the complaint. We plan to vigorously defend against the claims asserted by the plaintiff.

In each of these ongoing matters, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result, and the amount of the assessment and/or remediation can be reasonably estimated. However, actual outcome may be materially different from that estimated as of December 31, 2013 and may have a material adverse effect on our operating results or financial condition.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2013, 97.5% of our sales were denominated in U.S. dollars. During the same period, 83.2% of our purchases of raw materials and components were denominated in U.S. dollars and 15.5% in Japanese Yen. In addition, 57.5% of our equipment purchases and construction costs were denominated in Korean Won, 17.5% in Chinese Renminbi, 13.8% in Japanese Yen and 10.8% in U.S. dollars.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar and Japanese Yen has fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Japanese Yen increases the Korean Won cost of our Japanese Yen denominated purchases of raw materials and components and, to the extent we have any debt denominated in Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, including a sharp appreciation of the Korean Won against the U.S. dollar or the Japanese Yen, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

In February 2007, Anvik Corporation filed a complaint in the U.S. District Court for the Southern District of New York against LG Display and LG Display America, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. In April 2012, the district court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, LG Display and LG Display America and the other TFT-LCD manufacturing companies, dismissing the case. Anvik Corporation appealed the district court’s decision to the U.S. Court of Appeals for the Federal Circuit in April 2012. In March 2013, the U.S. Court of Appeals for the Federal Circuit reversed the district court’s summary judgment ruling and remanded the case back to the district court for further proceedings. In January 2014, LG Display and Anvik Corporation filed a stipulation for dismissal of the case and amicably settled all claims between the parties.

In February 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI sought an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement. In October 2012, USITC issued a preliminary finding that LG Display and LG Display America had not infringed ITRI’s patents. In May 2013, USITC issued a final determination finding that the asserted patent was invalid and LG Display and LG Display America had not infringed ITRI’s asserted patent. ITRI appealed USITC’s decision to the United States Court of Appeals for the Federal Circuit.

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a complaint in the U.S. District Court for the District of Delaware against LG Display and LG Display America for alleged patent infringement. LG Display is currently defending against their claims.

In September 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display claiming misappropriation of trade secrets relating to OLED technology and seeking injunctive relief. In September 2012, LG Display filed a complaint in the Seoul Central District Court against Samsung Display and Samsung Electronics claiming infringement of certain of LG Display’s patents relating to OLED display technology and manufacturing methods and sought monetary damages. In addition, in December 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display and LG Electronics claiming infringement of certain of Samsung Display’s patents relating to TFT-LCD technology and sought monetary damages. Also, in December 2012, LG Display filed an application in the Seoul Central District Court seeking temporary injunctive relief to prohibit Samsung Display and Samsung Electronics from manufacturing and selling products that we claimed to be infringing upon certain of LG Display’s patents relating to IPS technology and the related manufacturing methods. In February 2013, under the mediation of the Korean government, LG Display and Samsung Display agreed in principle to work toward resolving the foregoing patent infringement proceedings through an amicable settlement. In September 2013, LG Display and Samsung Display reached an amicable settlement and withdrew their respective claims.

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

As of December 31, 2013, approximately 72% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

We may be exposed to potential claims for unpaid wages and become subject to additional labor costs arising from the Supreme Court of Korea’s interpretation of ordinary wages.

Under the Labor Standards Act, an employee is legally entitled to “ordinary wages”. Under the guidelines previously issued by the Ministry of Employment and Labor (formerly the Ministry of Labor), ordinary wages include base salary and certain fixed monthly allowances for overtime work performed during night shifts and holidays. Prior to the Supreme Court of Korea’s decision described below, we and other companies in Korea had interpreted these guidelines as excluding from the scope of ordinary wages, fixed bonuses that are paid other than on a monthly basis, namely on a bi-monthly, quarterly or biannual basis.

On December 18, 2013, the Supreme Court of Korea ruled that regular bonuses (including those that are paid other than on a monthly basis) shall be deemed ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any collective bargaining agreement or labor-management agreement which attempts to exclude such regular bonuses from ordinary wage will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court of Korea further ruled that an employee’s claim for underpayments under the expanded scope of ordinary wages for the past three years within the statute of limitations may be denied based on principles of good faith if (i) there is an agreement between the employer and employees that the regular bonus shall be excluded from ordinary wage in determining the total amount of wage, (ii) such claim results in further wage payments that far exceed the level of total amount of wage agreed between the employer and employees and (iii) such claim would cause an unexpected financial burden to the employer leading to material managerial difficulty or a threat to the employer’s existence. The principles of good faith, however, do not apply to an agreement on wages entered into between the employer and employees after December 18, 2013, the date of the above decision of the Supreme Court of Korea.

While we anticipate that it is not likely that this decision would result in additional labor costs to us in the form of additional payments under the expanded scope of ordinary wages incurred in the past three years, if any such additional payments are incurred, they may have an adverse effect on our financial condition and results of operation.

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

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Our largest shareholder, LG Electronics, currently owns 37.9% of our voting stock. There is no assurance that LG Electronics will not sell all or a part of its ownership interest in us.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 29, 2014. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. See “Item 9.C. Markets—The Korea Exchange.” Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in selected countries, such as Argentina, and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	any adverse economic impact from the recently commenced scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	hostilities or political or social tensions involving oil producing countries in the Middle East or North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-un, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•	In April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the United States deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space as part of its joint military exercises with Korea.

•	In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-U.S. joint military exercises and additional international sanctions imposed on North Korea for its missile and nuclear tests.

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•	In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

•	In November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation. In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility.

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

We are a leading innovator of thin-film transistor liquid crystal display, or TFT-LCD, technology and other display panel technologies, including OLED technology. We manufacture display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and various other applications, including mobile devices.

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

Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721 and our telephone number is +82-2-3777-1010.

We have continued to develop our manufacturing process technologies and expand our production facilities. Each successive generation of our fabrication facilities has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-sized panels for televisions, in March 2011, we commenced mass production at the second expansion to our P8 fabrication facility, which is optimized to produce 32-inch, 47-inch and 55-inch display panels for televisions. In addition, in June 2012, we commenced mass production at our P9 fabrication facility, which is optimized to produce 7.85-inch and 9.7-inch display panels for tablet computers and 21.5-inch and 23-inch display panels for desktop monitors in response to demand for such display panels of those sizes. In addition, due to the large number of fabrication facilities we operate, we have the flexibility to make strategic decisions based on market demand to convert existing production lines within a fabrication facility to manufacture display panels based on newer technologies. For example, we converted a number of production lines in our P61 fabrication facility, which originally produced a-Si based display panels, to produce LTPS based display panels for mobile devices and commenced mass production in the first quarter of 2014. In addition, we converted a number of production lines in our P8 fabrication facility to produce OLED panels for televisions and commenced production in the fourth quarter of 2012. We work closely with the local authorities where our fabrication facilities are located, and starting from January 2011, we have signed a number of memoranda of understandings with Gumi City and North Gyeongsang Province for their administrative assistance in connection with the recent expansion and conversion of facilities in our Gumi Display Cluster.

With respect to our on-going expansion and conversion projects, we are currently constructing an eighth-generation fabrication facility in Guangzhou, China, which is expected to commence mass production in the middle of 2014. We are also in the process of converting additional production lines in our P61 fabrication facility to increase our LTPS production capacity and expect to commence mass production on the additional LTPS production lines in the second half of 2014. In addition, we are also in the process of converting additional production lines in our P8 fabrication facility to produce OLED panels for televisions and expect to commence mass production on the additional OLED production lines in the second half of 2014. Each of our on-going expansion and conversion projects are subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Expansion Projects.”

With respect to our assembly facilities, from 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to better serve the needs of our global customers with manufacturing facilities in China. In November 2005, we commenced operations at a new assembly facility in Paju, Korea. In March 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In January 2008, we commenced mass production at our module production plant in Guangzhou, China, our second such module production site in China. In addition, in March 2012, we commenced mass production at our module production plant in Reynosa, Mexico, to better serve the needs of our customers in that region.

For a description of cash outflows relating to our capital expenditures in the past three fiscal years, see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and mobile devices, including smartphones, and we are one of the world’s leading suppliers of high-definition, or HD, television panels. We also manufacture TFT-LCD panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2013, we sold a total of 186.6 million display panels that are nine inches or larger. According to DisplaySearch, we had a global market share for display panels of nine inches or larger of approximately 27% based on sales revenue in 2013.

In addition to TFT-LCD panels, we also manufacture OLED panels. Our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In December 2009, we launched our Mobile/OLED Business Division in anticipation of future growth of the OLED business. In September 2011, we commenced limited production of glass OLED panels for mobile devices for a number of our strategic customers at our AP2 fabrication facility. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the Mobile/OLED Business Division and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. In addition, we started production of 55-inch OLED television panels on one of our eighth-generation production lines toward the end of 2012. With the launch of retail sales of flat and curved 55-inch OLED televisions by certain of our customers starting in the first and third quarters of 2013, respectively, we intend to deploy greater resources into expanding our large-sized OLED panel fabrication capabilities with the aim of establishing an early competitive edge in the market. We also commenced mass production of flexible plastic OLED panels for smartphones in the fourth quarter of 2013 at our AP2 and E2 fabrication facilities.

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

We seek to build our market position based on collaborative relationships with our customers and suppliers, a focus on high-end differentiated specialty display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of televisions, notebook computers, desktop monitors, tablet computers and mobile phones such as LG Electronics. For a description of our sales to LG Electronics, our largest shareholder, see “Item 7.B. Related Party Transactions.”

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

Our sales were ￦24,291 billion in 2011, ￦29,430 billion in 2012 and ￦27,033 billion (US$25,618 million) in 2013.

Technology Description

TFT-LCD Technology

A TFT-LCD panel consists of two thin glass substrates and polarizer films between which a layer of liquid crystals is deposited and behind which a light source called a backlight unit is mounted. The frontplane glass substrate is fitted with a color filter, while the backplane glass substrate, also called a TFT array, has many thin film transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels to form a picture element, or pixel. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the frontplane glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel.

The process for manufacturing a TFT-LCD panel consists of four steps:

•	TFT array process – involves fabricating a large number of thin film transistors on the backplane glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs. Once the TFT array process on glass substrates is completed, the substrates are cut into panel-sized pieces;

•	Color filter process – involves fabricating a large number of color regions on the frontplane glass substrate that will overlay the TFT array prior to the cell process. The colored dots of red, green and blue combine to form various colors. The process is similar to the TFT array process but involves depositing colored dyes instead of transistors;

•	Cell process – involves joining together the backplane glass substrate that is arrayed with transistors and the frontplane glass substrate that is patterned with a color filter. The space between the two glass substrates is filled with liquid crystal materials. The resulting panel is called a cell; and

•	Module assembly process – involves connecting additional components, such as driver integrated circuits and backlight units, to the cell.

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

Our large-sized OLED products, including the 55-inch OLED television panel, are produced using OLED technologies and processes that are different from the ones we use for our smaller-sized OLED products. Our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize LTPS backplane technology, as described in greater detail below. Our OLED products are produced at fabrication facilities in our Paju Display Cluster.

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

As an alternative to a-Si TFT backplane technology, we have successfully adopted a metal oxide-based TFT, or simply oxide TFT, backplane technology. In place of the amorphous silicon-based semiconductors used in a-Si TFT backplanes, oxide TFT backplanes utilize metal oxide-based semiconductors, which consume less energy, have a higher rate of mobility and allow for construction of display panels with narrower bezels as compared to display panels with traditional a-Si TFT backplanes.

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

Low Temperature Polycrystalline Silicon

Low temperature polycrystalline silicon, or LTPS, backplanes have superior current-driving capacity and produce brighter images, while consuming less energy compared to a-Si TFT or oxide TFT backplanes, due to their higher mobility rates. However, due to a complex manufacturing process, LTPS backplanes have relatively higher production costs compared to a-Si TFT or oxide TFT backplanes, making it uneconomical to use in the production of large-sized panels. As a result, we generally utilize LTPS backplanes in the production of smaller-sized panels, particularly in TFT-LCD and OLED smartphone panels.

3D Technology

Film-Type Patterned Retarder

Film-Type Patterned Retarder 3D, or FPR 3D, technology is utilized in display panels to display three-dimensional imagery when viewed with polarized glasses. A patterned retarder film polarizes images projected on the display panel into left and right images, which are then received by the respective side of the polarized glasses worn by the viewer to create a 3D effect. As both the right and left images are received simultaneously by the polarized glasses, there is no flicker effect commonly associated with display panels utilizing shutter glass technology, which projects left and right images in alternative succession. Since 3D television sets using our FPR 3D television panel products were first introduced to the market in March 2011, television sets using FPR 3D technology rapidly increased their market share. According to DisplaySearch, television sets using FPR 3D technology accounted for 51.5% of the global 3D television market in 2013.

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which typically utilize large-sized display panels ranging from 17 inches to 105 inches in size, including Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels;

•	Notebook computers, which typically utilize display panels ranging from 10.1 inches to 17.3 inches in size;

•	Desktop monitors, which typically utilize large-sized display panels ranging from 15 inches to 34 inches in size;

•	Tablet computers, which typically utilize display panels ranging from 7 inches to 12.9 inches in size; and

•	Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

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

Televisions

Our television display panels range from 17 inches to 105 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ￦11,579 billion, or 47.7% of our total revenue, in 2011, ￦13,512 billion, or 45.9% of our total revenue, in 2012 and ￦11,795 billion (US$11,177 million), or 43.6% of our total revenue, in 2013 and constituted our largest product category in each of the past three years.

Our product portfolio includes panels of various sizes such as 17-inch, 19-inch, 20-inch, 22-inch, 26-inch, 32-inch, 37-inch, 42-inch, 47-inch, 49-inch, 50-inch, 55-inch, 60-inch, 65-inch, 72-inch, 84-inch and 105-inch display panels. In 2013, our principal products in this category in terms of sales revenue consisted of 32-inch, 42-inch, 47-inch and 55-inch display panels. A substantial portion of our larger panels shipped in 2013 were equipped with FPR 3D technology.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers range from 10.1 inches to 17.3 inches in size in a variety of display formats and constituted our fifth largest product category in terms of sales revenue in 2013. Revenue from sales of our display panels for notebook computers was ￦3,246 billion, or 13.4% of our total revenue, in 2011, ￦3,667 billion, or 12.5% of our total revenue, in 2012 and ￦2,819 billion (US$2,671 million), or 10.4% of our total revenue, in 2013. In 2013, our principal products in terms of sales revenue in this category were 13.3-inch, 14.0-inch and 15.6-inch display panels.

Consumer demand for notebook computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 34 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ￦4,975 billion, or 20.5% of our total revenue, in 2011, ￦5,039 billion, or 17.1% of our total revenue, in 2012 and ￦5,256 billion (US$4,981 million), or 19.4% of our total revenue, in 2013 and constituted our second largest product category in each of the past three years.

In recent years, consumer demand for larger panels for desktop monitors has steadily grown. In 2013, our principal products in terms of sales revenue in this category were 21.5-inch, 23-inch and 27-inch display panels.

Tablet Computers

Our tablet computer display panels range from 7 inches to 12.9 inches in size in a variety of display formats and constituted our third largest product category in 2013. Revenue from sales of our display panels for tablet computers was ￦2,224 billion, or 9.2% of our total revenue, in 2011, ￦3,714 billion, or 12.6% of our total revenue, in 2012 and ￦3,575 billion (US$3,388 million), or 13.2% of our total revenue, in 2013.

Consumer demand for tablet computers has steadily grown since they were introduced. In 2013, our principal products in terms of sales revenue in this category were display panels smaller than 10 inches.

Mobile and Other Applications

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. TFT-LCD panels that are nine inches and smaller are referred to as small and medium-sized panels, with those smaller than four inches being considered small-sized panels.

Along with panels for tablet computers, this is our fastest growing category of products in terms of revenue growth in recent years, driven largely by an increase in demand for smartphone panels. Revenue from sales of our display panels for mobile and other applications was ￦2,190 billion, or 9.0% of our total revenue, in 2011, ￦3,371 billion, or 11.5% of our total revenue, in 2012 and ￦3,537 billion (US$3,352 million), or 13.1% of our total revenue, in 2013. In 2013, sales of panels for smartphones continued to constitute a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

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

Sales and Marketing

Customer Profile

Our display panels are included primarily in televisions, notebook computers, desktop monitors, tablet computers and mobile and other applications sold by our global end-brand customers, including LG Electronics. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are negotiated based on then-prevailing market prices as adjusted for LG Electronics’ requirements, including volume and specifications. See “Item 7.B. Related Party Transactions” for further description of our sales to LG Electronics.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for approximately 71% of our sales in 2011, 71% in 2012 and 76% in 2013. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics amounted to 21.4%, 21.0% and 22.9% of our sales in 2011, 2012 and 2013, respectively.

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted approximately 29% of our sales in 2011, 29% in 2012 and 24% in 2013, respectively.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year Ended December 31,
	2011			2012			2013
	Sales		%	Sales		%	Sales		Sales(3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	￦	1,964	8.1%	￦	2,150	7.3%	￦	2,692	US$	2,551	10.0%
China		14,293	58.9		16,767	57.0		15,230		14,433	56.3
Europe		3,526	14.5		4,403	15.0		3,626		3,436	13.4
Asia (excluding China)		2,248	9.3		2,736	9.3		2,558		2,424	9.5
Americas		2,217	9.1		3,209	10.9		2,446		2,318	9.0
Others (1)		43	0.2		165	0.5		481		456	1.8

Total (2)	￦	24,291	100.0%	￦	29,430	100.0%	￦	27,033	US$	25,618	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Figures provided in this table include our revenue attributable to royalty and others.
(3)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2013, our sales and marketing force employed a total of approximately 1,400 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 5.4% in 2013. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements and accounts receivable insurance programs, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

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

According to DisplaySearch, in 2013, Korean display panel manufacturers had a market share of 48.2% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 34.0%, Japanese manufacturers had 8.0% and Chinese manufacturers had 9.8%. Our market share of the 9-inch or larger panel market based on revenue was approximately 27%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 69.2% of our cost of sales in 2011, 68.5% in 2012 and 66.7% in 2013. The key components and raw materials of our display products include glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

We maintain a strategic relationship with many of our material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. For example, in April 2012, we invested ￦2.0 billion in Glonix Co., Ltd., a supplier of tempered glass used for touchscreens, in return for 19.8% of its then outstanding capital stock.

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We maintain strategic relationships with many equipment manufacturers as part of our efforts to ensure quality while reducing costs. For example, in April and June 2011, we invested a total of ￦30 billion in return for an aggregate 23.0% of the then outstanding equity interests of Narae Nanotech Corporation, a Korean equipment manufacturer that supplies us with coaters.

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to local vendors. In 2013, approximately 78% of our equipment for our facilities in Korea was purchased from local vendors on an invoiced basis. We plan to maintain this localization effort as part of our sourcing diversification and cost reduction strategy. A large majority of the equipment purchased from overseas vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new fabrication facility, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our fabrication facilities to assist in the installation process to ensure proper operation. To date, we have not experienced any material problems with our equipment supplies or after-delivery services.

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

Quality Control

We believe that our advanced production capabilities and our reputation for high quality and reliable products have been important factors in attracting and retaining key customers. We have implemented quality inspection and testing procedures at all of our fabrication facilities and assembly facilities. Our quality control procedures are carried out at three stages of the manufacturing process:

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

Insurance

We currently have insurance coverage for our production facilities in Gumi and Paju, Korea, for up to ￦2.5 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability and aviation product liability insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to ￦452 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

Environmental Matters

Our production processes generate various forms of chemical and other industrial waste, waste water and greenhouse gas emissions at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment and recycling of such waste products and aggressively engage in greenhouse gas emission reduction and energy conservation efforts.

As a member of the World LCD Industry Cooperation Committee, or WLICC, a TFT-LCD industry organization focusing on environmental issues, we have voluntarily agreed to reduce emission of greenhouse gases, such as nitrogen trifluoride, or NF3, and sulfur hexafluoride, or SF6, gases, by developing and adopting cost-effective abatement technologies and systems and increasing the number of abatement systems installed in our facilities. We installed NF3 abatement systems at all of our production lines when the production facilities were being constructed. In addition, we have voluntarily installed SF6 abatement systems in P1, P61 and P7.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances, or RoHS, Directive 2011/65/EU, which restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, including the European Union RoHS. For the more efficient operation of our waste water treatment equipment, we have also entered into a three year agreement with HiEntech, a wholly owned subsidiary of LG Electronics, for the operation of our water treatment system.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea, including the Framework Act on Low Carbon, Green Growth, the Korean government, under which we are required to submit periodic greenhouse gas emission and energy usage statements, performance reports and greenhouse gas emission and energy usage reduction plans to the Korean government. Expenditures related to such compliance may be substantial and are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation.

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for our P1 through P61 facilities and our module production plant in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization and KS 7001 and KS 7002 certifications from the Korean Standards Service network with respect to our environmental and energy management systems for our P1 through P9 facilities and our Gumi and Paju module production plants. Our module production plants in Nanjing, Yantai and Guangzhou, China have also received ISO 14001 certification.

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

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2013:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%
LG Display America, Inc.(1)	Sales	U.S.A.	September 1999	US$	375,000,000	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	2,834,206,315	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	410,327,700	80%	80%
LG Display Guangzhou Co., Ltd. (2)	Manufacturing and sales	China	June 2006	RMB	992,062,354	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%
LG Display Yantai Co., Ltd	Manufacturing and sales	China	April 2010	RMB	525,016,000	100%	100%
L&T Display Technology (Xiamen) Ltd.	Manufacturing and sales	China	January 2010	RMB	41,785,824	51%	51%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%
LUCOM Display Technology (Kunshan) Ltd.	Manufacturing and sales	China	December 2010	RMB	50,353,677	51%	51%
LG Display USA Inc.	Manufacturing and sales	U.S.A.	October 2011	US$	10,920,000	100%	100%
LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	November 2011	MXN	111,998,058	100%	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	Won	800,000,000	100%	100%
LG Display (China) Co., Ltd.(3)	Manufacturing and sales	China	December 2012	RMB	2,313,523,882	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9,000,000	100%	100%

(1)	In June and December 2013, we invested US$40 million and US$75 million, respectively, in LG Display America, Inc. The investments did not affect our percentage interest.
(2)	In October 2013, Skyworth TV Holdings Limited (Skyworth) exercised its put option on its 10% equity interest in LG Display Guangzhou Co., Ltd. pursuant to a derivatives contract entered into with us, and we were required to purchase Skyworth’s 10% equity in LG Display Guangzhou Co., Ltd. at RMB 96 million, which increased our percentage interest from 90% to 100%.
(3)	In March, September, October and November 2013, we invested RMB 703 million, RMB 372 million, RMB 1,059 million and RMB 3 million, respectively, in LG Display (China) Co., Ltd. The investments did not affect our percentage interest.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

We currently operate a total of thirteen panel fabrication facilities, including expansions to certain facilities (P2 through P9 and AP3 located in our Gumi and Paju Display Clusters, and AP2, E2 and M1 located in our Paju Display Cluster). The following table sets forth the size, primary use and capacity of our fabrication facilities.

Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Mass Production Commencement	Nominal TFT Capacity as of December 31, 2013 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P1 (3)	2	38,838	370 x 470 September 1995	—	6.4”, 10.4”
P2	3.5	71,149	590 x 670 December 1997	79,000	4.5”, 5.0”, 6.1”, 7.0”
P3	4	71,149	680 x 880 July 2000	84,000	4.0”, 4.67”
P4	5	93,278	1,000 x 1,200 March 2002	131,000	13.3”, 14.0”, 17.3”
P5	5	93,278	1,100 x 1,250 May 2003	109,000	10.1”, 12.5”, 15.4”, 15.6”
P61 (4)	6	288,602	1,500 x 1,850 August 2004	132,000	7.85”, 9.7”, 24.0” and LTPS based TFT backplanes
P7	7	310,136	1,950 x 2,250 January 2006	197,000	42.0”, 50.0”
P8 (5)	8	422,702	2,200 x 2,500 March 2009	321,000	32.0”, 47.0”, 55.0” and backplanes for OLED (TV)
P62	6	101,607	1,500 x 1,850 April 2009	59,000	15.6”, 18.5”, 20.0”
P9	8	85,950	2,200 x 2,500 June 2012	58,000	7.85”, 9.7”, 21.5”, 23.0”
AP2	4.5	86,042	730 x 920 May 2010	75,000	4.0” and backplanes for OLED (mobile)
E2 (6)	3.5	3,884	730 x 460 December 2013	N/A	5.98”
M1 (7)	8.5	6,102	2,200 x 1,250 January 2014	N/A	55”, 65”, 77” for OLED (TV)
AP3	6	N/A	1,500 x 1,850 January 2014	20,000	4.0”

N/A	= Not applicable.
(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	360 x 465 370 x 470 400 x 500	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500
Facility
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P61					1,500 x 1,850
P7						1,950 x 2,250
P8							2,200 x 2,500
P62					1,500 x 1,850
P9							2,200 x 2,500
AP2			730 x 920
E2			730 x 460
M1							2,200 x 1,250
AP3					1,500 x 1,850

(2)	Reflects processing capacity for TFT glass substrates only. Currently, all of our fabrication facilities except AP2, E2 and M1 have the capacity to process both TFT and color filter substrates.
(3)	We ceased production and closed P1 in July 2013.
(4)	Gross floor area of P61 includes gross floor area of AP3.
(5)	Includes two expansions, which commenced mass production in May 2010 and March 2011.
(6)	Input substrates are OLED backplanes produced at AP2.
(7)	Input substrates are OLED backplanes produced at P8.

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

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	69,857	Not applicable (opened in April 2012)
Gumi assembly facility	164,210	January 1995
Nanjing assembly facility	165,002	May 2003
Paju assembly facility	223,664	November 2005
Wroclaw assembly facility	106,928	March 2007
Guangzhou assembly facility	139,590	January 2008
Yantai assembly facility	78,285	May 2010
Reynosa assembly facility	76,129	March 2012

Expansion Projects

We are currently constructing an eighth-generation fabrication facility in Guangzhou, China. We held a groundbreaking ceremony in May 2012, and we expect to commence mass production at the Guangzhou fabrication facility in the middle of 2014. In connection with the construction of the Guangzhou fabrication facility, we entered into a joint venture agreement with GET Tech and Skyworth in September 2012, establishing LG Display (China) Co., Ltd. which will own and operate the Guangzhou fabrication facility. Under the terms of the joint venture agreement, we own a 70.0% equity interest in LG Display (China) and each of GET Tech and Skyworth owns a 20.0% and a 10.0% equity interest, respectively.

We are also in the process of converting additional production lines in our P61 fabrication facility to increase our LTPS production capacity, for which we expect to invest ￦0.83 trillion. We expect to commence mass production on the additional LTPS production lines in the second half of 2014. In addition, we are also in the process of converting additional production lines in our P8 fabrication facility to produce OLED panels for televisions, for which we expect to invest ￦0.71 trillion. We expect to commence mass production on the additional OLED production lines in the second half of 2014. Each of our expansion and conversion projects is subject to market conditions and any changes in our investment timetable.

We currently expect that, in 2014, our total capital expenditures on a cash out basis will be similar to last year’s amount of ￦3.5 trillion, primarily to fund the construction of our eighth-generation fabrication facility in Guangzhou, China and expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Over the past decade, our industry has grown significantly as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based displays for TFT-LCD panels. According to DisplaySearch, total unit sales in the TFT-LCD industry grew from 117 million units in 2001 to 2,785 million units in 2013. Market revenue grew from US$14 billion to US$118 billion during the same period.

In recent years, the display industry has witnessed the introduction of display panels based on new technologies, such as OLED technology, that could potentially compete with TFT-LCD panels. In particular, we and some of our competitors have already commenced commercial production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 95% of industry revenue from global sales of OLED panels in 2013. These small-sized OLED panels compete with more advanced TFT-LCD products such as our AH-IPS products. However, as of 2013, the OLED market was relatively small compared to the TFT-LCD market. According to DisplaySearch, 270 million OLED panel units were sold in 2013, with market revenue of approximately US$11 billion in that same year. We believe, however, the market may change rapidly as large-sized OLED panels are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. We have already begun production of flat and curved 55-inch OLED panels, and certain of our customers have already launched retail sales of television products using our flat and curved 55-inch OLED panels in the first and third quarters of 2013, respectively.

While the display industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, TFT-LCD manufacturers have increased display area fabrication capacity rapidly. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD panels in some past periods.

In 2012, the TFT-LCD industry recovered as a whole compared to 2011, with total market revenue growing from US$105 billion in 2011 to US$119 billion in 2012, according to DisplaySearch. According to the same source, the average selling price of TFT-LCD panels that are nine inches or larger increased during the same period by 3.7% from approximately US$107 in 2011 to approximately US$111 in 2012. We believe that while our industry continued to be affected by lingering global economic uncertainties and overcapacity issues in 2012, industry-wide demand grew for premium products for use in large-sized televisions, ultra-slim notebooks, tablet computers and smartphones, helped in particular by a surge in seasonal demand in the second half of 2012. In 2013, the TFT-LCD industry contracted slightly, with total market revenue decreasing from US$119 billion in 2012 to US$118 billion in 2013. The average selling price of TFT-LCD panels that are nine inches or larger decreased during the same period by 2.7% from approximately US$111 in 2012 to approximately US$108 in 2013. We believe that our industry has faced renewed overcapacity issues due to capacity expansion by our competitors coupled with inventory adjustments by our customers of television panels in particular, which was partly in response to the expiration of a Chinese government sponsored consumer rebate program for purchases of energy efficient televisions in May 2013, resulted in downward pricing pressure.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. For example, in the face of industry-wide overcapacity, we have tried to carefully balance the need to scale back our production by lowering the utilization rate of some of our facilities with respect to certain products, while carefully selecting and pursuing areas of expansion in anticipation of future growth with respect to certain other products. Since the end of 2011, we saw an increase in demand for our products, initially due in part to channel inventory replenishment and then, especially in the second half of 2012, due in large part to increasing demand for our differentiated specialty products used in certain types of televisions, tablet computers and smartphones. As a result, we have raised our utilization rates since the end of 2011, which were previously lowered in response to industry-wide overcapacity issues. While we continue to closely monitor market conditions and adjust our production levels accordingly, we have also been proceeding with the construction of new fabrication facilities and additional investments to upgrade and convert existing facilities to produce display panels based on newer technologies that are important to our growth strategy. For example, we started mass production at the second expansion to our P8 fabrication facility in March 2011 and our P9 fabrication facility in June 2012. Construction of an eighth-generation fabrication facility in Guangzhou, China is currently under way and we expect mass production to commence at that fabrication facility in the middle of 2014, subject to market conditions and any changes in our investment timetable. In addition, we made a ￦1.20 trillion investment to convert existing a-Si production lines in our P61 fabrication facility located in Gumi City into LTPS production lines and commenced mass production on the converted LTPS production lines in the first quarter of 2014. We intend to invest an additional ￦0.83 trillion investment to convert additional a-Si production lines into LTPS production lines in our P61 fabrication facility. We expect mass production to commence at the additional converted LTPS production lines in the second half of 2014, subject to market conditions and any changes in our investment timetable. Also, starting in the first quarter of 2013, we began expanding our large-sized OLED television panel production capacity at our P8 fabrication facility, for which we expect to invest ￦0.71 trillion. Mass production is expected to commence at the new large-sized OLED panel production lines in the second half of 2014, subject to market conditions and any changes in our investment timetable. In addition, since 2011, we have been making investments to expand our module production facilities in Gumi, Korea, which investments are being undertaken with a five-year investment horizon, amounting to ￦1.35 trillion in total.

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated greater amounts of our resources to the development and production of FPR 3D television panels, public display panels, display panels utilizing AH-IPS technology for various tablet computers, smartphones, notebook computers, desktop monitors and other applications and flexible plastic OLED technology for smartphones. In particular, we are deploying greater resources into large-sized OLED panels to establish an early competitive edge in the market.

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

Manufacturing Productivity and Costs

We seek to continually enhance our manufacturing productivity and thereby reduce the cost of producing each panel. We have significantly expanded our production capacity by investing in fabrication facilities that can process increasingly larger-size glass substrates. The following table shows the input substrate size, initial design capacity and year-end input capacity as a result of ramp-up for each of our fabrication facilities as of the dates indicated:

Fabrication Facility	Mass Production	Input Substrates Size	Initial Design Capacity (in input substrates	Year-end Input Capacity(1)
	Commencement	(in millimeters)	per month)	2011	2012	2013
				(in input substrates per month)(2)
P1(3)	September 1995	370 x 470	30,000	42,000	12,000	N/A
P2	December 1997	590 x 670	60,000	84,000	76,000	79,000
P3	July 2000	680 x 880	60,000	111,000	82,000	84,000
P4	March 2002	1,000 x 1,200	60,000	147,000	149,000	131,000
P5	May 2003	1,100 x 1,250	60,000	166,000	134,000	109,000
P61	August 2004	1,500 x 1,850	90,000	190,000	159,000	132,000
P7	January 2006	1,950 x 2,250	90,000	196,000	202,000	197,000
P8(4)	March 2009	2,200 x 2,500	271,000	303,000	338,000	321,000
P62	April 2009	1,500 x 1,850	60,000	63,000	63,000	59,000
P9	June 2012	2,200 x 2,500	60,000	N/A	58,000	58,000
AP2	May 2010	730 x 920	21,000	68,000	71,000	75,000
E2(5)	December 2013	730 x 460	N/A	N/A	N/A	N/A
M1(6)	January 2014	2,200 x 1,250	N/A	N/A	N/A	N/A
AP3	January 2014	1,500 x 1,850	20,000	N/A	N/A	N/A

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Reflects processing capacity for TFT glass substrates only. Currently, all of our fabrication facilities except AP2 have the capacity to process both TFT and color filter substrates.
(3)	We ceased production and closed P1 in July 2013.
(4)	Includes two expansions, which commenced mass production in May 2010 and March 2011.
(5)	Input substrates are OLED backplanes produced at AP2.
(6)	Input substrates are OLED backplanes produced at P8.

Our cash outflows for capital expenditures amounted to ￦4,063 billion in 2011, ￦3,972 billion in 2012 and ￦3,473 billion (US$3,291 million) in 2013. Such capital expenditures relate mainly to the construction and equipping of our P9 fabrication facility and our module production plant in Reynosa, Mexico, as well as additional investments in our AP2 fabrication facility and module production facilities in Gumi, in 2011, the construction and equipping of our P9, E2, M1 and Guangzhou, China fabrication facilities and investments undertaken to convert certain of our existing production lines in our P61 fabrication facility into LTPS production lines, as well as continuing investments to expand our module production facilities in Gumi, in 2012 and the construction and equipping of production lines for OLED television panels in our P8 fabrication facility, as well as continued investments in our E2, M1 and Guangzhou, China fabrication facilities and LTPS production lines in our P61 fabrication facilities, in 2013. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue increased from 14.1% in 2011 to 14.3% in 2012 and decreased to 13.3% in 2013. The increase in 2012 was primarily due to recognition of depreciation expenses for P9 and other purchased equipment. The decrease in 2013 was primarily due to the end of the estimated useful life of certain machinery and equipment assets in our P8 and P62 fabrication facilities. We currently expect that, in 2014, our total capital expenditures on a cash out basis will be similar to last year’s amount of ￦3.5 trillion, primarily to fund the construction of our eighth-generation fabrication facility in Guangzhou, China and expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

Since inception we have designed our fabrication facilities in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabrication facilities capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabrication facilities, thereby lowering costs. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2013, we purchased approximately 78% of our equipment for our facilities in Korea from local suppliers on an invoiced basis. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

We also continue to make various process improvements at our fabrication facilities, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from four to three with respect to certain models, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabrication facilities without significant capital investment, thus enabling us to reduce fixed costs on a per panel basis. In addition, as we prepare for the mass production of large-sized OLED products, we have been making modifications to certain of our existing TFT-LCD fabrication lines to convert them into OLED panel fabrication lines. Because our large-sized OLED panels employ oxide TFT backplane technology, which can be produced using manufacturing processes similar to the processes used to manufacture TFT-LCD panels, relatively little modification has been necessary, thereby reducing the costs of additional investments needed for the conversion of our fabrication lines.

Raw materials comprise the largest component of our costs. In 2013, approximately 84% of the raw materials procured for our facilities in Korea were sourced from local suppliers. To the extent overseas suppliers are able to provide raw materials at competitive prices, we intend to diversify our supplier base by also procuring raw materials from such overseas suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. However, in 2012, while we continued to benefit from increasing cost efficiencies, our cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 7.4% from US$645 in 2011 to US$693 in 2012. The increase was primarily due to a shift in our product mix in 2012 caused mainly by higher demand for our differentiated specialty products that tend to have high-end specifications and employ the latest technologies, and therefore entail higher per square meter cost. Also, a number of our differentiated specialty products, which include products used in ultra-slim notebooks, tablet computers and mobile devices, such as smartphones, have a smaller size per unit than our traditional products, which contributed to the increase in the cost of sales per square meter of display area. In 2013, our cost of sales per square meter of net display area decreased by 9.2% to US$629 primarily due to a decrease in the cost of raw materials and component parts due in part to the weakening of the Japanese Yen, which we used to purchase 15.5% of our raw materials and component parts in 2013, against the Korean Won.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television and desktop panel markets, and a shift toward differentiated specialty products based on newer technologies, especially in the relatively new markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and smartphones. In response to such market trends, we have increased our production capacity and sales of larger-sized panels, as well as developing and commercializing differentiated specialty products for a variety of applications. For example, with respect to our television panel product portfolio, we increased sales of our large-sized panels and the proportion of sales of our 47-inch, 49-inch and 55-inch television panels in our product mix increased between 2011 and 2013. In addition, with respect to our desktop monitor products, we have expanded our product portfolio to offer panels with full high-definition, or Full HD, resolution ranging from 21.5 inches to 34 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, in order capture the market for large-size desktop monitors. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, tablet computer panels with AH-IPS technology with increasingly higher resolution and other features, smartphone panels utilizing flexible plastic OLED technology and large-sized curved television panels utilizing our FPR 3D, Ultra HD and OLED technologies.

The following table sets forth our revenue by product category for the periods indicated and revenue in each product category as a percentage of our total revenue:

	Year Ended December 31,
	2011			2012			2013
	Sales		%	Sales		%	Sales		Sales(6)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions(1)	￦	11,579	47.7%	￦	13,512	45.9%	￦	11,795	US$	11,177	43.6%
Notebook computers(2)		3,246	13.4		3,667	12.5		2,819		2,671	10.4
Desktop monitors(3)		4,975	20.5		5,039	17.1		5,256		4,981	19.4
Tablet computers (4)		2,224	9.2		3,714	12.6		3,575		3,388	13.2
Mobile and other applications(5)		2,190	9.0		3,371	11.5		3,537		3,352	13.1

Sales of goods	￦	24,214	99.7%	￦	29,303	99.6%	￦	26,982	US$	25,569	99.8%
Royalties and others		77	0.3		127	0.4		51		49	0.2

Revenue	￦	24,291	100.0%	￦	29,430	100.0%	￦	27,033	US$	25,618	100.0%

(1)	For the years ended December 31, 2011 and 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in this annual report. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,
	2011		2012		2013
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions (1)	53,084	14.5%	56,490	14.2%	53,797	14.0%
Notebook computers (2)	62,923	17.2	69,559	17.4	55,559	14.4
Desktop monitors (3)	50,247	13.7	51,819	13.0	49,986	13.0
Tablet computers (4)	35,640	9.7	56,526	14.2	63,840	16.6
Mobile and other applications (5)	164,702	44.9	164,409	41.2	162,011	42.1

Total	366,596	100.0%	398,803	100.0%	385,193	100.0%

(1)	For the years ended December 31, 2011 and 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in this annual report. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 11.2% from ￦66,051 per panel in 2011 to ￦73,477 in 2012 but decreased by 4.7% to ￦70,048 (US$66) in 2013. In 2012 compared to 2011, the positive impact of the continued shift in our product mix, along with slightly improved market conditions, contributed to the increase in our average selling price. In 2013, our average selling price decreased primarily due to industry-wide overcapacity coupled with inventory adjustments by our customers of television panels in particular, which was partly in response to the expiration of a Chinese government sponsored consumer rebate program for purchases of energy efficient televisions in May 2013, resulted in downward pricing pressure. The following table sets forth our average selling price per panel by markets for the periods indicated:

	Average Selling Price (6)
	Year Ended December 31,
	2011		2012		2013 (7)
Televisions (1)	￦	218,126	￦	239,193	￦	219,250	US$	208
Notebook computers (2)		51,587		52,718		50,739		48
Desktop monitors (3)		99,011		97,242		105,149		100
Tablet computers (4)		62,402		65,704		55,999		53
Mobile and other applications (5)		13,297		20,504		21,832		21
All panels		66,051		73,477		70,048		66

(1)	For the years ended December 31, 2011 and 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in this annual report. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(5)	Average selling price for each market represents revenue per market divided by unit sales per market.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 13.5% from US$679 per square meter of net display area in 2011 to US$771 in 2012. In 2013, our average revenue per square meter of net display area shipped decreased by 6.2% to US$723.

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories increased by 2.3% from ￦133 billion in 2011 to ￦136 billion in 2012 and further increased by 55.1% to ￦211 billion (US$200 million) in 2013. The increases were due in part to the increase in demand for differentiated specialty panels with high-end specifications. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. As of December 31, 2011, 2012 and 2013, unused tax credit carryforwards of ￦209 billion, ￦429 billion and ￦529 billion (US$501 million), respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of ￦220 billion in unrecognized tax credit carryforwards in 2012 compared to 2011 and the increase of ￦100 billion in 2013 compared to 2012 were due to lowered estimates of future taxable income and, with respect to the increase in 2013 compared to 2012, an increase in the minimum applicable income tax from 14% in 2012 to 16% in 2013. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions –Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2011 to 2013. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ￦62 billion, ￦55 billion and ￦47 billion (US$45 million) as of December 31, 2011, 2012 and 2013, respectively. Warranty expenses in 2012 increased to ￦79 billion from ￦56 billion in 2011 largely due to an increase in sales volume in 2012 compared to 2011 and an increase in per unit warranty expenses as a result of the continued shift in our product mix toward larger-sized panels equipped with relatively newer technologies, partially offset by decreases resulting from continued improvements in our product quality and our cost reduction efforts in general. In 2013, warranty expenses increased to ￦99 billion largely due to certain defects in our products equipped with newer technologies.

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life and salvage value requires judgment based on our historical and anticipated use of the asset. Since 1999, all new machinery is being depreciated on a straight-line basis over four or five years. For goodwill and other intangible assets that have indefinite useful lives or that are not yet available for use, as the case may be, the recoverable amount is estimated each year at the same time irrespective of whether there is any indication of impairment.

We review the carrying amounts of long-lived assets or cash-generating units at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the relevant asset or cash generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. In 2011, such impairment losses amounted to ￦9.2 billion. In 2012, we recognized impairment losses of ￦40.0 billion resulting primarily from lowered estimates of economic benefits from certain goodwill and in-process research and development assets. In 2013, we recognized impairment losses of ￦2.5 billion (US$2.4 million). Impairment loss is recognized as other expenses.

Employee Benefits

Our accounting for employee benefits, which mainly consists of our defined benefit plan, involves judgments about uncertain events including, but not limited to, discount rates, life expectancy and future pay inflation. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings.

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal proceedings and governmental investigations incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize provisions for claims, assessments, litigation, fines, and penalties and other sources when there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of our resources will result, and the amount of the assessment and/or remediation can be reasonably estimated. In determining whether a provision should be recognized, we evaluate, among other factors, whether it is more likely than not that our defense to a claim will be successful and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. We estimate the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Revisions to estimates may significantly impact future net income. If any of the legal proceedings or governmental investigations results in an outcome that differs from our estimates, we may incur charges in excess of the recorded provisions for such proceeding or investigation and our results of operations or financial position may be materially adversely affected. We recognized provisions for litigation and claims amounting to ￦223 billion, ￦201 billion and ￦157 billion (US$149 million) in the statements of financial position as of December 31, 2011, 2012 and 2013, respectively. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2011		%	2012		%	2013		2013(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	￦	24,291	100.0%	￦	29,430	100.0%	￦	27,033	US$	25,618	100.0%
Cost of sales		(23,081)	95.0		(26,425)	89.8		(23,525)		(22,293)	87.0
Gross profit		1,210	5.0		3,005	10.2		3,508		3,324	13.0
Selling expenses		(728)	3.0		(814)	2.8		(732)		(694)	2.7
Administrative expenses (2)		(430)	1.8		(494)	1.8		(518)		(491)	1.9
Research and development expenses (2)		(816)	3.4		(785)	2.6		(1,096)		(1,039)	4.1
Other income		1,224	5.0		1,261	4.3		1,109		1,051	4.1
Other expenses		(1,400)	5.8		(1,614)	5.5		(1,269)		(1,203)	4.7
Finance income		207	0.9		293	1.0		185		175	0.7
Finance costs		(363)	1.5		(437)	1.5		(382)		(362)	1.4
Equity income on investments, net		15	0.1		44	0.1		25		23	0.1
Profit (loss) before income tax		(1,081)	4.5		459	1.6		830		787	3.1
Income tax expense (benefit)		(293)	1.2		222	0.8		411		389	1.5
Profit (loss) for the period		(788)	3.2		237	0.8		419		397	1.5
Other comprehensive income (loss) for the period, net of income tax		31	0.1		(140)	0.5		(22)		(21)	0.1

Total comprehensive income (loss) for the period	￦	(757)	3.1%	￦	97	0.3%	￦	397	US$	376	1.5%

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Amortization expenses related to certain research and development activities included in “administrative expenses” for the year ended December 31, 2011 have been reclassified as “research and development expenses” to conform to the criteria of classification for the years ended December 31, 2012 and 2013.

Comparison of 2013 to 2012

Revenue

Our revenue decreased by 8.1% from ￦29,430 billion in 2012 to ￦27,033 billion (US$25,618 million) in 2013. The decrease in revenue resulted from decreases in revenue from sales of panels for televisions, notebook computers and tablet products, which were in turn mainly due to decreases in the average selling prices of panels for televisions and notebook computers, coupled with decreases in the number of notebook computers and television panels sold, offset in part by slight increases in revenue derived from sales of panels for monitors and mobile and other applications. In particular:

•	Demand for our large-sized television panels, comprising 42-inch and larger panels, which category includes three of our top selling television panels in 2013, namely 42-inch, 47-inch and 55-inch panels, grew in 2013, leading to an increase in the number of those panels sold by 2.9% from approximately 27.3 million panels in 2012 to approximately 28.1 million panels in 2013. However, the increase in the number of our large-size television panels sold was more than offset by a decrease in the average selling price of those panels, resulting in a decrease in revenue derived from those panels.

•	Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in 2013, namely 13.3-inch, 14-inch and 15.6-inch panels, fell in 2013, resulting in a decrease in the number of those panels sold by 19.6% from approximately 66.3 million panels in 2012 to 53.3 million panels in 2013 and a slight decrease in the average selling price of those panels, resulting in a decrease in revenue derived from those panels.

•	The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, which category includes three of our top selling desktop monitor panels, namely 21.5-inch, 23-inch and 27-inch panels, increased by 14.6% from approximately 28.8 million panels in 2012 to 33.0 million panels in 2013. The average selling price of those panels increased slightly, together resulting in an increase in revenue derived from those panels. The increase in revenue derived from our large-sized desktop panels in 2013 compared to 2012 led to an increase in overall revenues from desktop monitor panels sales, but was offset in part by a decrease in revenue derived from our small-sized desktop panels over the same period, which was due to decreases in both the sales volume and average selling price of those panels.

•	Demand for our tablet computer panels smaller than 10 inches grew in 2013, leading to an increase in the number of those panels sold by 10.8% from 55.7 million panels in 2012 to 61.7 million panels in 2013. However, the increase in the number of those panels sold was more than offset by a decrease in the average selling price of those panels, resulting in a decrease in revenue derived from those panels.

•	In our mobile and other applications category, we experienced continued growth in demand for increasingly larger smartphone panels in 2013 as compared to 2012. For example, the number of units sold of panels in this category that are between 3.5-inch and 6-inch, which category includes all of our smartphone panels and accounts for more than 80% of our sales volume and amount in this category, increased by 2.8% from approximately 133.8 million panels in 2012 to 137.5 million panels in 2013. The average selling price of those panels also increased slightly, together resulting in an increase in revenue derived from those panels.

Revenue attributable to sales of panels for televisions decreased by 12.7% from approximately ￦13,512 billion in 2012 to approximately ￦11,795 billion (US$11,177 million) in 2013, resulting from decreases in both the number of units sold and average selling price of our panels in this category in 2013 compared to 2012. The average selling price of panels for televisions decreased by 8.3% from approximately ￦239,193 in 2012 to approximately ￦219,250 (US$208) in 2013, and the total unit sales of panels in this category decreased by 4.8% from approximately 56.5 million panels in 2012 to approximately 53.8 million in 2013. The decrease in revenue attributable to sales of panels for televisions primarily reflected a decrease in the average selling price mainly due to increased downward pricing pressure resulting from capacity expansion by our competitors coupled with inventory adjustments by our customers in response to the expiration of a Chinese government sponsored consumer rebate program for purchases of energy efficient televisions in May 2013. Notwithstanding the overall decrease in sales volume of our television panels, the sales volume of our television panels that are more than 42-inch in size increased over the same period, in particular panels incorporating differentiated specialty features.

Revenue attributable to sales of panels for notebook computers decreased by 23.1% from approximately ￦3,667 billion in 2012 to approximately ￦2,819 billion (US$2,671 million) in 2013, resulting from decreases in both the number of units sold and average selling price of our panels in this category in 2013 compared to 2012. The total unit sales of panels for notebook computers decreased by 20.1% from approximately 69.6 million panels in 2012 to approximately 55.6 million in 2013, and the average selling price of panels in this category decreased by 3.8% from approximately ￦52,718 in 2012 to approximately ￦50,739 (US$48) in 2013. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a continued general shift in consumer demand for tablet computers as an alternative to notebook computers, which in turn results in a similar shift in market demand for tablet computer panels over notebook computer panels, as well as increased downward pricing pressure resulting from capacity expansion by our competitors.

Revenue attributable to sales of panels for desktop monitors increased by 4.3% from approximately ￦5,039 billion in 2012 to approximately ￦5,256 billion (US$4,981 million) in 2013, resulting from an increase in the average selling price in 2013 compared to 2012, partially offset by a decrease in the number of units sold in this category in 2013 compared to 2012. The average selling price of panels in this category increased by 8.1% from approximately ￦97,242 in 2012 to approximately ￦105,149 (US$100) in 2013, whereas the total unit sales of panels for desktop monitors decreased by 3.5% from approximately 51.8 million panels in 2012 to approximately 50.0 million in 2013. The increase in revenue attributable to sales of panels for desktop monitors primarily resulted from the continued shift in market demand toward larger-sized desktop monitors in 2013, which led to increases in both the sales volume and average selling price of our desktop monitor panels that are 21.5-inch or larger in size in 2013 compared to 2012, offset by decreases in the sales volume and average selling price of our desktop monitor panels that are less than 21.5-inch in size over the same period.

Revenue attributable to sales of panels for tablet computers decreased by 3.7% from approximately ￦3,714 billion in 2012 to approximately ￦3,575 billion (US$3,388 million) in 2013, resulting from a decrease in the average selling price in 2013 compared to 2012, partially offset by an increase in the number of units sold in this category in 2013 compared to 2012. The average selling price of panels in this category decreased by 14.8% from approximately ￦65,704 in 2012 to approximately ￦55,999 (US$53) in 2013, whereas the total unit sales of panels for tablet computers increased by 12.9% from approximately 56.5 million panels in 2012 to approximately 63.8 million in 2013. The decrease in revenue attributable to sales of panels for tablet computers primarily resulted from decreases in the average selling price and number of units sold of one of our older top selling tablet computer panels in 2013 compared to 2012 as the product life cycle of that panel approaches maturity, offset in part by increases in the average selling price and number of units sold of a newer tablet computer panel.

Revenue attributable to sales of panels for mobile and other applications increased by 4.9% from approximately ￦3,371 billion in 2012 to approximately ￦3,537 billion (US$3,352 million) in 2013, resulting from an increase in the average selling price of our panels in this category in 2013 compared to 2012, which was offset in part by a slight decrease in the number of units sold in this category in 2013 compared to 2012. The average selling price of panels for mobile and other applications increased by 6.5% from approximately ￦20,504 in 2012 to ￦21,832 (US$21) in 2013, while the total unit sales of panels in this category decreased by 1.5% from approximately 164.4 million in 2013 to approximately 162.0 million. The increase in the average selling price primarily reflected a shift in our product mix toward increasingly larger panels equipped with newer technologies that enable higher resolutions and meet more advanced performance specifications, particularly in the case of panels for smartphones, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others decreased by 59.8% from ￦127 billion in 2012 to ￦51 billion (US$49 million) in 2013. The decrease was due to a decrease in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party after-sales service providers, from ￦89 billion in 2012 to ￦32 billion (US$30 million) in 2013, as well as a decrease in royalties from ￦38 billion in 2012 to ￦19 billion (US$18 million) in 2013 due to a decrease in lump-sum royalty payments from our licensees in 2013 compared to 2012.

Cost of Sales

Cost of sales decreased by 11.0% from ￦26,425 billion in 2012 to ￦23,525 billion (US$22,293 million) in 2013. As a percentage of revenue, cost of sales decreased from 89.8% in 2012 to 87.0% in 2013. The decrease in our cost of sales in 2013 compared to 2012 was attributable mainly to decreases in raw materials and component costs and change in inventories due in part to the weakening of the Japanese Yen, in which 15.5% of our raw materials and component part purchases were denominated in 2013, against the Korean Won in 2013 compared to 2012. In addition, a decrease in depreciation and amortization costs, resulting mainly from the end of estimated useful life of certain machinery and equipment assets in our P8 and P62 fabrication facilities contributed to the decrease in cost of sales in 2013 compared to 2012. Such decreases more than offset increases in overhead costs and labor costs in 2013 compared to 2012.

As a percentage of our total cost of sales, raw materials and component costs and depreciation and amortization costs decreased from 68.5% and 15.8%, respectively, in 2012 to 66.7% and 15.6%, respectively, in 2013, while overhead costs and labor costs increased from 7.6% and 7.3%, respectively, in 2012 to 9.4% and 8.3%, respectively, in 2013.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 9.2% from US$693 per square meter of net display area in 2012 to US$629 in 2013. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 7.8% from ￦66,261 in 2012 to ￦61,074 (US$58) in 2013.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 16.7% from ￦3,005 billion in 2012 to ￦3,508 billion (US$3,324 million) in 2013, and our gross margin improved from 10.2% in 2012 to 13.0% in 2013. Even though our revenue decreased in 2013 compared to 2012, which was mainly due to decreases in the average selling price and number of panels sold over the same period, the decrease in revenue was outpaced by the decrease in the cost of goods sold in 2013 compared to 2012, which was the primary reason for the increases in our gross profit and gross margin.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 4.4% from ￦1,308 billion in 2012 to ￦1,250 billion (US$1,185 million) in 2013. In contrast, as a percentage of revenue, our selling and administrative expenses increased slightly from 4.4% in 2012 to 4.6% in 2013. The decrease in selling and administrative expenses in 2013 compared to 2012 was attributable primarily to decreases in:

•	shipping costs, resulting primarily from a decrease in costs relating to our usage of air freight due to reduced usage of such freight and a general decrease in our overall sales volume in 2013 compared to 2012; and

•	depreciation expense, resulting primarily from the end of estimated useful life of certain IT equipment assets.

Such decreases were offset in part by an increase in advertising expense in 2013 compared to 2012 resulting from an increase in our advertising activities, in particular in connection with our new OLED and Ultra HD panels, and an increase in other employee benefits in 2013 compared to 2012 resulting from the establishment of an employment benefit fund at our subsidiaries in China in 2013.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2013:

	Year Ended December 31,
	2012		2013
	(in billions of Won)
Salaries	￦	224	￦	232
Expenses related to defined benefit plan		20		22
Other employee benefits		57		70
Shipping costs		350		215
Fees and commissions		190		197
Depreciation		113		96
Taxes and dues		29		34
Advertising		104		145
After-sales service		106		117
Rent		26		23
Insurance		11		12
Travel		21		23
Training		13		12
Others		44		52

Total	￦	1,308	￦	1,250

Research and Development Expenses

Research and development expenses increased by 39.6% from ￦785 billion in 2012 to ￦1,096 billion (US$1,039 million) in 2013. As a percentage of revenue, our research and development expenses increased from 2.7% in 2012 to 4.1% in 2013. The increase in research and development expenses in 2013 compared to 2012 was attributable to increase in research and development activities related to OLED and next generation technologies and products and the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims, and others. Our total net other expense decreased by 54.7% from ￦353 billion in 2012 to ￦160 billion (US$152 million) in 2013, primarily due to a decrease in expenses related to legal proceedings or claims and others by 43.4% from ￦459 billion in 2012 to ￦260 billion (US$246 million) in 2013, offset in part by a decrease in net foreign currency gain by 39.6% from ￦134 billion in 2012 to ￦81 billion (US$77 million) in 2013, mainly due to the depreciation of the U.S. dollar against the Korean Won in 2013 compared to 2012.

We recognized expenses related to legal proceedings or claims of ￦456 billion and ￦259 billion (US$245 million) in 2012 and 2013, respectively. These expenses include provisions with respect to certain legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss.

Our total net finance costs increased by 36.8% from ￦144 billion in 2012 to ￦197 billion (US$187 million) in 2013. Our total net finance costs increased because of a decrease in finance income in 2013 compared to 2012, offset in part by a decrease in finance costs over the same period.

Our finance income decreased by 36.9% from ￦293 billion in 2012 to ￦185 billion (US$175 million) in 2013, attributable primarily to a decrease in foreign currency gain by 45.4% from ￦260 billion in 2012 to ￦142 billion (US$135 million) in 2013 as the depreciation of the U.S. dollar against the Korean Won in 2013 compared to 2012 was smaller than the depreciation of the U.S. dollar against the Korean Won in 2012 compared to 2011.

Our finance costs decreased by 12.6% from ￦437 billion in 2012 to ￦382 billion (US$362 million) in 2013 primarily due to a decrease in interest expense by 15.4% from ￦188 billion in 2012 to ￦159 billion (US$151 million) in 2013, resulting primarily from a decrease in the average interest rates applicable to our financial liabilities, as well as a decrease in our average amounts of financial liabilities outstanding, in 2013 compared to 2012, and a decrease in loss on sale of trade accounts and notes receivable by 40.6% from ￦32 billion in 2012 to ￦19 billion (US$18 million) in 2013, largely reflecting a decrease in the average amounts of our outstanding trade accounts and notes receivable sold to financial institutions and a decrease in funding costs in 2013 compared to 2012.

Income Tax Expense

Our income tax expense increased significantly from ￦222 billion in 2012 to ￦411 billion (US$389 million) in 2013, primarily due to a significant increase in profit before income tax from ￦459 billion in 2012 to ￦830 billion (US$787 million) in 2013. Our effective tax rate increased from 48.4% in 2012 to 49.5% in 2013 mainly due to a reduction in tax credits for capital expenditures in 2013 compared to 2012. The difference between our effective tax rate and our statutory tax rate in 2012 and 2013 was mainly due to the change in unrecognized deferred tax assets of ￦198 billion and ￦215 billion (US$204 million), respectively. See Note 29 of the notes to our financial statements. As of December 31, 2013, unused tax credit carryforwards of ￦529 billion (US$501 million) were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2012, unused tax credit carryforwards of ￦429 billion were not recognized.

Profit for the Period

As a result of the cumulative effect of the reasons explained above, our profit for the period increased by 76.8% from ￦237 billion in 2012 to ￦419 billion (US$397 million) in 2013.

Comparison of 2012 to 2011

Revenue

Our revenue increased by 21.2% from ￦24,291 billion in 2011 to ￦29,430 billion in 2012. Increases in the average selling prices of panels for televisions, notebook computers, tablet computers and mobile and other applications, coupled with increases in the number of panels for televisions, notebook computers, desktop monitors and tablet computers sold, were the primary contributing factors to this increase, offset in part by slight decreases in the average selling price of desktop monitors and the number of panels for mobile and other applications sold. In particular:

•	Demand for our large-sized television panels, comprising 42-inch and larger panels, grew in 2012, leading to an increase in the number of those panels sold in 2012 compared to 2011. The number of our 42-inch and larger panels sold increased by 33.2% from approximately 20.5 million panels in 2011 to approximately 27.3 million in 2012. In particular, the number of units sold of our 55-inch television panels increased by 75.0% from approximately 2.0 million panels in 2011 to approximately 3.5 million in 2012. Increases in both the sales volume and average selling price of our large-sized television panels in 2012 compared to 2011, particularly of our large-sized television panels equipped with FPR 3D technology which accounted for about half the number of units sold of our large-sized television panels in 2012, outpaced decreases in both the sales volume and average selling price of our television panels that are less than 42-inch in size during the same period.

•	Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in 2012, namely 13.3-inch, 14-inch and 15.6-inch, grew in 2012, resulting in a 13.5% increase in the number of units sold of our 15.6-inch or smaller notebook computer panels from approximately 58.4 million panels in 2011 to 66.3 million in 2012. The average selling price of our 15.6-inch or smaller notebook computer panels increased in 2012 compared to 2011, in part due to the increased demand for our AH-IPS panels used in notebook computers and our Shuriken panels used in ultra-slim notebook computers.

•	The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, grew in 2012, whereas the average selling price of such panels decreased slightly over the same period. In the case of our 21.5-inch desktop monitor panels, for example, the number of units sold increased by 15.1% from approximately 10.6 million panels in 2011 to approximately 12.2 million in 2012, which outpaced a 6.1% decrease in the average selling price of such model of during the same period. In contrast, the number of units sold of desktop monitor panels that are less than 21.5-inch in size decreased in 2012 compared to 2011, whereas the average selling price of such panels increased slightly.

•	Demand for our tablet computer panels smaller than 10 inches, which category includes panels with new sizes that were added to our product lineup in 2012, grew in 2012, leading to an increase in the number of those panels sold by 60.5% from 34.7 million panels in 2011 to 55.7 million panels in 2012 and an increase in the average selling price during the same period, which in turn resulted in an increase in revenue derived from those panels.

•	In our mobile and other applications category, we experienced continued growth in demand for increasingly larger smartphone panels in 2012 as compared to 2011. For example, the number of units sold of smartphone panels that are 3.5-inch or larger increased in 2012 compared to 2011. In particular, certain models that incorporate advanced technology such as AH-IPS technology, including our 4-inch panels, saw large increases in both their average selling prices and number of units sold in 2012 as compared to 2011. In contrast, the average selling prices and sales volume of certain other panels in our mobile and other applications category, such as smaller-sized panels used in older mobile phones that have been increasingly superseded in the market by smartphones, continued to decline in 2012 compared to 2011.

Revenue attributable to sales of panels for televisions increased by 16.7% from approximately ￦11,579 billion in 2011 to approximately ￦13,512 billion in 2012, resulting from increases in both the average selling price and number of units sold of our panels in this category in 2012 compared to 2011. The average selling price of panels for televisions increased by 9.7% from approximately ￦218,126 in 2011 to approximately ￦239,193 in 2012, and the total unit sales of panels in this category increased by 6.4% from approximately 53.1 million panels in 2011 to approximately 56.5 million in 2012. The increase in revenue attributable to sales of panels for televisions primarily reflected a continued growth in market demand in 2012 for increasingly larger-sized television panels, in particular for panels incorporating differentiated specialty features such as FPR 3D, which commanded a higher average selling price in 2012 compared to 2011. In addition, the general recovery in demand for television panels in 2012 contributed to the increase in sales volume of such panels in 2012. This increase was partially offset by decreases in both the sales volume and average selling price of our television panels that are less than 42-inch in size during the same period.

Revenue attributable to sales of panels for notebook computers increased by 13.0% from approximately ￦3,246 billion in 2011 to approximately ￦3,667 billion in 2012, resulting from increases in both the number of units sold and average selling price of our panels in this category in 2012 compared to 2011. The total unit sales of panels for notebook computers increased by 10.7% from approximately 62.9 million panels in 2011 to approximately 69.6 million in 2012, and the average selling price of panels in this category increased by 2.2% from approximately ￦51,587 in 2011 to approximately ￦52,718 in 2012. The growth in revenue attributable to sales of panels for notebook computers primarily reflected continued growth in demand in 2012 for high performance panels used ultra-slim notebooks. These products incorporate newer technologies and therefore command higher price premiums compared to more traditional products, which contributed to the increase in average selling price of our panels in this category in 2012 compared to 2011.

Revenue attributable to sales of panels for desktop monitors increased by 1.3% from approximately ￦4,975 billion in 2011 to approximately ￦5,039 billion in 2012, resulting from an increase in the number of units sold in this category in 2012 compared to 2011, partially offset by a decrease in the average selling price of such panels during the same period. The total unit sales of panels for desktop monitors increased by 3.2% from approximately 50.2 million panels in 2011 to approximately 51.8 million in 2012, whereas the average selling price of panels in this category decreased by 1.8% from approximately ￦99,011 in 2011 to approximately ￦97,242 in 2012. The increase in revenue attributable to sales of panels for desktop monitors primarily resulted from the continued shift in market demand toward larger-sized desktop monitors in 2012, which led to an increase in the sales volume of our desktop monitor panels that are 21.5-inch or larger in size in 2012 compared to 2011, partially offset by a decrease in the sales volume of our desktop monitor panels that are less than 21.5-inch in size over the same period. In addition, the decrease in the average selling price of our panels in this category in 2012 compared to 2011 partially offset the increase in sales volume of such panels over the same period.

Revenue attributable to sales of panels for tablet computers increased by 67.0% from approximately ￦2,224 billion in 2011 to approximately ￦3,714 billion in 2012, resulting from increases in both the number of units sold and average selling price in 2012 compared to 2011. The total unit sales of panels for tablet computers increased by 58.7% from approximately 35.6 million panels in 2011 to 56.5 million in 2012. The average selling price of panels in this category increased by 5.3% from approximately ￦62,402 in 2011 to approximately ￦65,704 in 2012. The increase in revenue attributable to sales of panels for tablet computers primarily resulted from sales derived from panels with new sizes that were added to our product lineup in this category in 2012.

Revenue attributable to sales of panels for mobile and other applications increased by 53.9% from approximately ￦2,190 billion in 2011 to approximately ￦3,371 billion in 2012, resulting from an increase in the average selling price of our panels in this category while the number of units sold remained relatively flat. The average selling price of panels for mobile and other applications increased by 54.2% from approximately ￦13,297 in 2011 to ￦20,504 in 2012, while the total unit sales of panels in this category decreased by 0.2% from approximately 164.7 million panels in 2011 to approximately 164.4 million in 2012. The increase in the average selling price primarily reflected a shift in our product mix toward increasingly larger panels equipped with newer technologies that enable higher resolutions and meet more advanced performance specifications, particularly in the case of panels for smartphones, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others increased by 64.9% from ￦77 billion in 2011 to ￦127 billion in 2012. The increase was primarily due to an increase in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party after-sales service providers, from ￦16 billion in 2011 to ￦89 billion in 2012. Such increase was partially offset by a decrease in royalty income included in revenue from ￦61 billion in 2011 to ￦38 billion in 2012 due to a decrease in lump-sum royalty payments from our licensees in 2012 compared to 2011.

Cost of Sales

Cost of sales increased by 14.5% from ￦23,081 billion in 2011 to ￦26,425 billion in 2012. As a percentage of revenue, cost of sales decreased from 95.0% in 2011 to 89.8% in 2012. The increase in our cost of sales in 2012 compared to 2011 was attributable primarily to an increase in raw materials and component costs due to an increase in the number of panels sold in 2012 compared to 2011, as well as the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, an increase in depreciation and amortization costs, resulting mainly from recognition of depreciation costs in respect of newly constructed facilities and newly purchased equipment, and an increase in labor costs also contributed to the increase in cost of sales in 2012 compared to 2011.

As a percentage of our total cost of sales, raw materials and component costs decreased slightly from 69.2% in 2011 to 68.5% in 2012, while depreciation and amortization costs and labor costs increased slightly from 14.9% and 7.1%, respectively, in 2011 to 15.8% and 7.3%, respectively, in 2012.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 7.4% from US$645 per square meter of net display area in 2011 to US$693 in 2012. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 5.2% from ￦62,960 in 2011 to ￦66,261 in 2012.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased significantly from ￦1,210 billion in 2011 to ￦3,005 billion in 2012. Our gross margin improved from 5.0% in 2011 to 10.2% in 2012, primarily as a result of an 11.2% increase in the average selling price of our products in 2012 compared to 2011, which outpaced a 5.2% increase in the cost of sales per panel sold over the same period. The continued shift in our product mix toward higher-end products in 2012 resulted in increases in both the average selling price and cost of sales per panel sold in 2012 compared to 2011, but the increase in average selling price outpaced the increase in cost of sales per panel sold because the higher-end products in our product mix tend to command higher premiums and we were able to partially offset the increase in per unit costs by continuing to improve the efficiency of our production processes, as well as maintaining higher utilization rates in 2012 compared to 2011.

Selling and Administrative Expenses

Selling and administrative expenses increased by 13.0% from ￦1,158 billion in 2011 to ￦1,308 billion in 2012. In contrast, as a percentage of revenue, our selling and administrative expenses decreased slightly from 4.8% in 2011 to 4.4% in 2012. The increase in selling and administrative expenses in 2012 was attributable primarily to increases in:

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

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2012:

	Year Ended December 31,
	2011(1)		2012
	(in billions of Won)
Salaries	￦	203	￦	224
Expenses related to defined benefit plan		20		20
Other employee benefits		63		57
Shipping costs		262		350
Fees and commissions		174		190
Depreciation		59		113
Taxes and dues		32		29
Advertising		136		104
After-sales service		72		106
Rent		29		26
Insurance		9		11
Travel		26		21
Training		18		13
Others		55		44

Total	￦	1,158	￦	1,308

(1)	Components of selling and administrative expenses for the year ended December 31, 2011 have been reclassified to conform to the criteria of classification for the year ended December 31, 2012.

Research and Development Expenses

Research and development expenses decreased by 3.8% from ￦816 billion in 2011 to ￦785 billion in 2012. As a percentage of revenue, our research and development expenses decreased from 3.4% in 2011 to 2.7% in 2012. The decrease in research and development expenses in 2012 compared to 2011 was attributable to a decrease in costs of certain supplies, particularly photo masks and molds, and raw materials used for our research and development activities, offset in part by an increase in average salaries paid to our research and development employees and an increase in depreciation and amortization costs recognized as research and development expenses.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims, and others. Our total net other expense increased from ￦176 billion in 2011 to ￦353 billion in 2012, primarily due to an increase in expenses related to legal proceedings or claims and others from ￦151 billion in 2011 to ￦459 billion in 2012, offset in part by a net foreign currency gain of ￦134 billion in 2012 compared to a net foreign currency loss of ￦29 billion in 2011.

We recognized expenses related to legal proceedings or claims of ￦150 billion and ￦456 billion in 2011 and 2012, respectively. These expenses include provisions with respect to certain legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss.

Our total net finance costs decreased by 7.7% from ￦156 billion in 2011 to ￦144 billion in 2012. Our total net finance costs decreased because of an increase in finance income in 2012 compared to 2011, offset in part by an increase in finance costs over the same period.

Our finance income increased by 41.5% from ￦207 billion in 2011 to ￦293 billion in 2012, attributable primarily to a net foreign currency gain of ￦67 billion in 2012 compared to a net foreign currency loss of ￦32 billion in 2011 due in large part to recording a net foreign currency translation gain in respect of our foreign currency denominated debt in 2012 compared to a loss in 2011 resulting from a higher year-end value of the Korean Won against the U.S. dollar in 2012 compared to 2011, offset in part by a net foreign currency exchange loss in 2012 compared to a gain in 2011 due to a lower average value of the Korean Won against the U.S. dollar in 2012 compared to 2011. The increase in our finance income in 2012 compared to 2011 was offset in part by a ￦29 billion decrease in interest income primarily due to a decrease in the average interest rates applicable to our time deposits and reduced average amounts of cash held in the form of time deposits in 2012 compared to 2011.

Our finance costs increased by 20.4% from ￦363 billion in 2011 to ￦437 billion in 2012 primarily due to a ￦43 billion increase in interest expense resulting primarily from an increase in the average interest rates applicable to our financial liabilities, as well as an increase in our average amounts of financial liabilities outstanding, in 2012 compared to 2011, and an increase of ￦12 billion in loss on sale of trade accounts and notes receivable in 2012 compared to 2011, largely reflecting the increase in trade accounts and notes receivable sold to financial institutions resulting from increased sales in 2012 compared to 2011.

Income Tax Expense (Benefit)

We recognized income tax expense of ￦222 billion in 2012 compared to an income tax benefit of ￦293 billion in 2011, primarily due to recording a profit before income tax of ￦459 billion in 2012 compared to a loss before income tax of ￦1,081 billion in 2011. As a result, our effective income tax rate was 48.4% in 2012 compared to 27.1% in 2011. As of December 31, 2012, unused tax credit carryforwards of ￦429 billion were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2011, unused tax credit carryforwards of ￦209 billion were not recognized.

Profit (Loss) for the Period

As a result of the cumulative effect of the reasons explained above, our profit for the period was ￦237 billion in 2012 compared to a loss of ￦788 billion in 2011.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ￦1,518 billion, ￦2,339 billion and ￦1,022 billion (US$968 million) as of December 31, 2011, 2012 and 2013, respectively. We also had deposits in banks of ￦815 billion, ￦315 billion and ￦1,302 billion (US$1,234 million), respectively, as of December 31, 2011, 2012 and 2013. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansions of existing, fabrication facilities and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2014 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2011, we had current assets of ￦7,858 billion and current liabilities of ￦9,911 billion, resulting in net current liabilities of ￦2,053 billion. As of December 31, 2012, we had current assets of ￦8,915 billion and current liabilities of ￦9,206 billion, resulting in net current liabilities of ￦291 billion. As of December 31, 2013, we had current assets of ￦7,732 billion (US$7,327 million) and current liabilities of ￦6,789 billion (US$6,434 million), resulting in net current assets of ￦943 billion (US$894 million). The decrease in net current liabilities as of December 31, 2012 compared to December 31, 2011 was primarily attributable to a ￦1,182 billion decrease in other accounts payable mainly as a result of repayment of accounts payable amounts associated with the construction of our P9 fabrication facility, OLED panel and LTPS backplane technology-based panel production facilities and other investment projects, a ￦594 billion increase in trade accounts and notes receivable mainly as a result of increased sales volume, particularly in the second half of 2012, and a ￦321 billion increase in cash and cash equivalents, net of decreases in deposits in banks, mainly due to an increase in cash received from sales and an increase in the amount of trade accounts and notes receivable sold to financial institutions as of December 31, 2012 compared to December 31, 2011. The decrease in net current liabilities as of December 31, 2012 compared to December 31, 2011 was partially offset by a ￦364 billion increase in trade accounts and notes payable mainly due to increases in purchases of raw materials and components resulting from increased production activities in 2012, particularly in the second half of 2012. The change from net current liabilities as of December 31, 2012 to net current assets as of December 31, 2013 was primarily attributable to a ￦1,357 billion decrease in other accounts payable as of December 31, 2013 compared to December 31, 2012 as result of continued repayment of accounts payable amounts associated with the construction of our P9 fabrication facility, OLED panel and LTPS backplane technology-based panel production facilities and other investment projects and a ￦1,147 billion decrease in trade accounts and notes payable as of December 31, 2013 compared to December 31, 2012 as a result of a decrease in purchases of raw materials and components resulting from decreased production activities in 2013 compared to 2012.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient working capital for our present requirements. We issued domestic debentures in the aggregate principal amount of ￦590 billion in 2013, proceeds from which have been primarily used for our capital expenditure requirements. In addition, in each of January and December 2013, we entered into a facility loan agreement for an aggregate principal amount of up to ￦369 billion in long-term loans, under which the full amount was drawn and outstanding as of December 31, 2013.

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

Our net cash provided by operating activities amounted to ￦3,666 billion in 2011, ￦4,570 billion in 2012 and ￦3,585 billion (US$3,397 million) in 2013. The increase in net cash provided by operating activities in 2012 compared to 2011 was mainly due to an increase in cash collected from our customers as a result of an increase in sales volumes in 2012 compared to 2011, an increase in the amount of trade accounts and notes receivable sold to financial institutions in 2012 compared to 2011 and an increase in long-term advance received in 2012 compared to 2011. The increase in net cash provided by operating activities in 2012 compared to 2011 was offset in part by an increase in cash paid for purchases of components and raw material due to our increased sales and related production volumes in 2012. The decrease in net cash provided by operating activities in 2013 compared to 2012 was mainly due to a decrease in cash collected from sales resulting from a decrease in sales, a decrease in the receipt of advances received and an increase in payments relating to legal proceedings including settlements during the same period.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2012, an increase in our inventory of supplies such as photo masks and molds, a further increase in the production capacity of our existing facilities and the commencement of mass production at our P9 fabrication facility contributed to a 3.2% increase in our inventory levels from year-end 2011. In 2013, a decrease in our inventory of finished goods and a reduction of utilization rates of our facilities in response to market conditions contributed to a 19.1% decrease in our inventory levels from year-end 2012. Inventories consisted of the following for the periods indicated:

	As of December 31,
	2011		2012		2013		2013(1)
	(in billions of Won and millions of US$)
Finished goods	￦	922	￦	1,044	￦	734	US$	696
Work in process		772		653		606		574
Raw materials		458		371		262		248
Supplies		165		322		331		315

Total	￦	2,317	￦	2,390	￦	1,933	US$	1,832

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ￦3,494 billion in 2011, ￦3,688 billion in 2012 and ￦4,504 billion (US$4,268 million) in 2013. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansions or conversions of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ￦4,063 billion, ￦3,972 billion and ￦3,473 billion (US$3,291 million) in 2011, 2012 and 2013, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2014, our total capital expenditures on a cash out basis will be similar to that of last year’s amount of ￦3.5 trillion, primarily to fund the construction of our eighth-generation fabrication facility in Guangzhou, China and expansion of our OLED panel and LTPS backplane technology-based panel production capacities, as well as other expansions and improvements to our existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to ￦278 billion in 2011, ￦48 billion in 2012 and ￦391 billion (US$371 million) in 2013. The net cash used in financing activities in 2011 reflects primarily the repayment of foreign currency denominated short-term borrowings and, to a lesser degree, certain long-term debt and the payment of dividends. The net cash used in financing activities in 2012 reflects primarily the repayment of foreign currency denominated long-term debt, offset in part by cash provided by our incurrence of Won denominated long-term debt. The net cash used in financing activities in 2013 reflects primarily the net repayment of long-term debt and debentures. On March 11, 2011, we declared a cash dividend of ￦179 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011. At our shareholders meetings on March 9, 2012, March 8, 2013 and March 7, 2014, we did not declare a cash dividend to our shareholders.

We had a total of ￦22 billion, ￦36 billion and ￦21 billion (US$20 million) of short-term borrowings outstanding as of December 31, 2011, 2012 and 2013, respectively. The weighted average interest rate under the terms of our short-term borrowings was 0.95% as of December 31, 2013.

As of December 31, 2013, we maintained accounts receivable negotiating facilities with several banks for up to aggregate amounts of US$1,713 million and ¥5,000 million. Our subsidiaries have also entered into various accounts receivable negotiating facilities. For further information regarding these facilities, please see Note 20 of the notes to our financial statements.

As of December 31, 2013, we had outstanding long-term debt including current portion and discounts on debentures in the amount of ￦3,882 billion (US$3,679 million), consisting primarily of ￦2,640 billion of Korean Won denominated debentures, US$700 million of U.S. dollar denominated long-term loans and ￦509 billion of Korean Won denominated long-term loans.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2013. For further information about our short- and long-term debt obligations as of December 31, 2013, see Note 14 of the notes to our financial statements.

Set forth below are the aggregate amounts, as of December 31, 2013, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	￦	3,890,642	￦	887,315	￦	2,465,336	￦	536,733	￦	1,258
Fixed License Payment		81,386		40,693		40,693		—		—
Long-Term Other Payables		40,266		5,320		34,930		16		—

Total	￦	4,012,294	￦	933,328	￦	2,540,959	￦	536,749	￦	1,258

Estimates of interest payment based on contractual interest rates effective as of December 31, 2013	￦	322,798	￦	142,696	￦	157,804	￦	22,259	￦	39

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

Expenses relating to our license fees and royalty payments under existing license agreements were ￦35 billion in 2011; ￦43 billion in 2012 and ￦63 billion (US$60 million) in 2013, representing 2.7% of our research and development related expenditures in 2011, 3.1% in 2012 and 3.8% in 2013. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2013, the effective statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ￦200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ￦200 million and ￦20 billion and 24.2% (including local income surtax) for our taxable income in excess of ￦20 billion.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in technology and human resources development. For example, under the Special Tax Treatment Control Law, we are entitled to a tax credit of 5% for our capital investments made on or before December 31, 2011.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2013, we had available deferred tax assets related to these credits of ￦538 billion (US$510 million), which may be utilized against future income tax liabilities through 2018. In addition, we also had unused tax credit carryforwards of ￦529 billion (US$501 million) as of December 31, 2013 for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and development related expenditures amounted to ￦1,314 billion in 2011, ￦1,373 billion in 2012 and ￦1,675 billion (US$1,587 million) in 2013, representing 5.4% of our revenue in 2011, 4.7% in 2012 and 6.2% in 2013.

We believe that the future trends for display products will include the widespread use of affordable large-sized flat panel products with higher performance qualities and the use of different types of display products for a variety of purposes, such as using flexible display panels in a range of products, using large-sized display panels for public display or advertising, and using small-sized panels for mobile devices. To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•	In 2011, we developed a 4.5-inch HD TFT-LCD panel that utilized AH-IPS technology, which allows for wide viewing angles and high resolution imagery for use in 4G smartphones. In addition, we became the first display panel manufacturer to develop a 55-inch OLED panel that utilized WRGB OLED technology, for which we were awarded the industrial bronze medal by the Korea Invention Promotion Association. We also developed a 55-inch Full HD TFT-LCD panel with a super narrow bezel of just 5.3 mm for use in public displays. The super narrow bezel allows the public displays to be displayed alongside each other to create a large 165-inch multi-screen public display capable of producing large near seamless imagery.

•	In 2012, we developed an 84-inch Ultra HD TFT-LCD panel, which has a substantially higher screen resolution compared to Full HD panels and may be used in classrooms as interactive whiteboards and in home theaters. In addition, we developed a 55-inch Full HD OLED panel for retail sales with a thickness of just 4 millimeters, wide viewing angles and near-infinite contrast. We also developed a 29-inch ultra-wide TFT-LCD panel with a 21:9 screen aspect ratio to be used in desktop monitors and all-in-one personal computers. In addition, we also developed a 5-inch product with 1920 x 1080 Full HD resolution at 440 pixels-per-inch. We developed 32-inch, 42-inch, 47-inch and 55-inch super narrow bezel TFT-LCD panels that are borderless on three sides and 42-inch, 47-inch, 55-inch and 60-inch super narrow bezel TFT-LCD panels that are borderless on all four sides.

•	In 2013, we developed and unveiled the world’s first 55-inch curved 3D Full HD OLED television panel and a 77-inch curved Ultra HD OLED television panel. In addition, we developed a 105-inch Ultra HD curved TFT-LCD television panel with a 21:9 screen aspect ratio, which allows for an unprecedented level of viewer immersion. We also collaborated with Intel Corporation, or Intel, and was the first in the world to incorporate Intel’s Wireless Display, or WiDi, technology in a display panel with the development of our 23.8-inch TFT-LCD monitor panel. WiDi technology allows viewers to seamlessly stream content from one display device, such as a notebook computer or smartphone, wirelessly to a display device with WiDi technology without the need for any intermediary device. With respect to smartphones, we developed the world’s first 5.5-inch quad high-definition panel, which has four times the resolution of a conventional HD panel while being significantly brighter and thinner (only 1.22 mm). Furthermore, we developed and commenced mass production of a flexible plastic OLED panel for smartphones. The plastic substrates allow the panel to be bendable and virtually shatterproof while being much lighter and thinner compared to panels with conventional glass substrates.

As the product life cycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as in tablet computers, smartphones, public displays and automotive displays.

In order to maintain our position as one of the industry’s technology leaders, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our long-term strategy. In connection with our efforts to consolidate our research and development efforts for next-generation display technologies, we opened the R&D Center in Paju, Korea in April 2012, which houses approximately 2,700 engineers, researchers, designers, technicians and support personnel.

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

We have developed a research and development management system whereby we encourage our engineers to propose new projects freely and to implement rigorous evaluation criteria for each stage of project development. We select our projects primarily based on their feasibility and alignment with our research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2013, we employed approximately 4,400 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain and Taiwan. These patents will expire at various dates upon the expiration of their respective terms ranging from 2014 to 2033. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ￦35 billion in 2011, ￦43 billion in 2012 and ￦63 billion (US$60 million) in 2013, representing 2.7%, 3.1% and 3.8% of our research and development related expenditures in 2011, 2012 and 2013, respectively. We recognized royalty income in the amount of ￦69 billion in 2011, ￦42 billion in 2012 and ￦23 billion (US$22 million) in 2013. The following are examples of license agreements we have entered into in recent years:

•	We have a license agreement with each of Lemelson Foundation, Columbia University, Penn State University, Honeywell International, Honeywell Intellectual Properties, Plasma Physics Corporation and Fergason Patent Properties. Each license agreement provides for a non-exclusive license under certain patents relating to TFT-LCD technologies.

•	We entered into a license agreement with Semiconductor Energy Laboratory which provides for a non-exclusive license under certain patents relating to TFT-LCD and AMOLED technologies. For IPS technologies, we have a non-exclusive license with Merck & Co.

•	We entered into a cross-license agreement with each of Hitachi, HannStar and Hydis for a non-exclusive license under certain patents relating to display technologies.

•	We entered into separate cross-license agreements with each of NEC, Chunghwa Picture Tubes and AU Optronics in connection with the settlement of certain patent infringement lawsuits. Under the agreements, each party grants the other party a license under certain patents relating to TFT-LCD technologies.

•	We are licensed to use certain patents for our TFT-LCD products pursuant to a cross license agreement between Philips Electronics and Toshiba Corporation.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control.

As well as licensing key technologies from third parties, we aim to benefit from our own patents and other intellectual property rights by granting licenses to third parties from time to time in return for royalty payments. For example, we entered into a license agreement with Rockwell Collins Inc. under which we granted to Rockwell a non-exclusive, non-transferable license under our patents primarily for use in military applications. We have also entered into certain patent purchase and license agreements with third parties, where we receive a portion of the license payments.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Tae Sik Ahn	March 21, 1956	Director	March 2010	March 2016	Professor, School of Business, Seoul National University

Jin Jang	November 28, 1954	Director	March 2011	March 2017	Chair Professor, Department of Information Display, Kyung Hee University

Dong Il Kwon	February 5, 1957	Director	March 2012	March 2015	Professor, Department of Materials Engineering, Seoul National University

Joon Park	October 30, 1954	Director	March 2013	March 2016	Professor, School of Law, Seoul National University

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation
Sang Beom Han	June 18, 1955	Representative Director, President and Chief Executive Officer	March 2012	March 2015	—

Sangdon Kim	October 20, 1962	Director, Senior Vice President and Chief Financial Officer	March 2014	March 2017	—

Yu Sig Kang	November 3, 1948	Director	March 2011	March 2017	Vice Chairman, LG Management Development Institute

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Date of Birth	Position	First Elected/Appointed	Division/Department
Yu Seoung Yin	June 20, 1956	Executive Vice President	January 2009	Head of China Operation Group

Sang Deog Yeo	December 3, 1955	Executive Vice President and Chief Technology Officer	January 2005	—

Cheol Dong Jeong	May 11, 1961	Executive Vice President and Chief Production Officer	January 2013	—

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

Sangdon Kim has served as director since March 2014 and senior vice president and chief financial officer since January 2014. Prior to joining LG Display, he served as senior vice president and chief financial officer of Serveone. Mr. Kim holds a bachelor’s degree in business administration from Yonsei University and a master’s degree in business administration from the University of Washington.

Yu Sig Kang has served as director since March 2011. Mr. Kang is currently vice chairman of LG Management Development Institute. He also served as representative director of LG Corp. and the head of LG Corp’s Restructuring Office. Mr. Kang holds a bachelor’s degree in business administration from Seoul National University.

Tae Sik Ahn has served as outside director since March 2010. Mr. Ahn is currently a professor of the School of Business Administration at Seoul National University. Mr. Ahn holds a bachelor’s degree in business administration from Seoul National University and a Ph.D. in accounting from the University of Texas, Austin.

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

Yu Seoung Yin has served as executive vice president since January 2009 and head of the China Operation Group since December 2013. Mr. Yin also served as head of our IT/Mobile Business Division and China Center. Prior to joining LG Display, Mr. Yin served as executive vice president of the Chairman’s Office at LG Holdings. Mr. Yin holds a bachelor’s degree in mass communication from Chung-Ang University.

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

The aggregate remuneration and benefits-in-kind we paid in 2013 to our executive officers and our directors was ￦4.0 billion (US$3.8 million). This included ￦945 million (US$0.9 million) in salary and ￦207 million (US$0.2 million) in bonus paid to Sang Beom Han, our CEO, and ￦427 million (US$0.4 million) in salary and ￦115 million (US$0.1 million) in bonus paid to James (Hoyoung) Jeong, our former CFO. In addition, as of December 31, 2013, our accrued severance and retirement benefits to those officers and directors amounted to ￦1.9 billion (US$1.8 million).

Our articles of incorporation provide for a stock option plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. All of the stock options we have previously granted have expired and none are currently outstanding. In addition, remuneration for our directors is determined by shareholder resolution, and severance payments to our directors are made in accordance with our regulations on severance payments adopted by our shareholders. We also maintain a cash-based incentive plan for our executive officers and other key managerial employees adopted by our board of directors. Incentive payments are determined based on various long-term performance criteria and paid annually, subject to our cash resources and performance in such year. In addition, our executive officers and other key managerial employees are also eligible for bonuses payable under our employee profit sharing plan if certain performance criteria are met.

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2013, we paid a premium of approximately US$1.8 million in respect of this insurance policy.

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee. Our Outside Director Nomination Committee is comprised of two outside directors, Tae Sik Ahn and Dong Il Kwon, and one non-outside director, Yu Sig Kang. The chairman is Yu Sig Kang. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

The committee holds regular meetings at least once each year, and more frequently as needed.

Management Committee

The Management Committee was created at our annual general meeting of shareholders in March 2012. The Management Committee is comprised of two non-outside directors, Sang Beom Han and Sangdon Kim. The chairman is Sang Beom Han. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.

The committee holds meetings from time to time as needed.

Item 6.D.	Employees

As of December 31, 2013, we had 51,205 employees, including 17,470 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2011, 2012 and 2013:

	As of December 31,
Employees(1)	2011	2012	2013
Production	45,744	45,564	40,975
Technical(2)	7,587	7,456	7,809
Sales & Marketing	1,633	1,559	1,436
Management & Administration	1,065	1,042	985

Total	56,029	55,621	51,205

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2013, approximately 72% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2013, our recognized liabilities for defined benefit obligations amounted to ￦319 billion (US$302 million). See Note 18 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2013, our employee stock ownership association owned approximately 0.001% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 8,858 shares of our common stock as of April 29, 2014, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer did not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Starting in 2013, where bonus and incentive payments exceed certain thresholds, our executive officers and certain other key managerial employees are required to use a certain percentage of their bonus and incentive payments to purchase our shares of common stock, which are then required to be held until their resignation or termination.

In addition, our articles of incorporation provide for a stock option plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. All of the stock options we have previously granted have expired and none are currently outstanding

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of April 29, 2014 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	25,237,480	7.1%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 29, 2014. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Transactions with Companies in the LG Group

Sales to LG Electronics

We sell TFT-LCD and other display panels, primarily large-sized panels for televisions, notebook computers and desktop monitors and small-sized panels for tablet computers and mobile and other applications, to LG Electronics and its subsidiaries on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales to LG Electronics are negotiated based on then-prevailing market terms and prices as adjusted for LG Electronics’ requirements such as volume and product specifications and our internal projections regarding market trends, which are the same considerations that we take into account when negotiating pricing and principal terms of sales to our non-affiliated end-brand customers.

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ￦6,182 billion (US$5,858 million), or 22.9% of our sales, in 2013.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ￦1,468 billion (US$1,391 million), or 5.4% of our sales, in 2013. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

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

Purchases from LG Electronics

We purchase printed circuit boards, photo masks, raw materials, components and certain services, such as waste water management and transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ￦825 billion (US$782 million), or 4.7% of our total purchases, in 2013.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ￦512 billion (US$485 million), or 2.9% of our total purchases, in 2013.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ￦1,974 billion (US$1,871 million), or 11.2% of our total purchases, in 2013.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ￦1,368 billion (US$1,296 million), or 7.8% of our total purchases, in 2013.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, which we entered into in December 2013 and is effective from January 1, 2014 to December 31, 2014, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 29, 2014, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

See “Item 18. Financial Statements” and pages F-1 through F-94.

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

Intellectual Property

In February 2007, Anvik Corporation filed a complaint in the U.S. District Court for the Southern District of New York against LG Display and LG Display America, along with other TFT-LCD manufacturing companies, for alleged patent infringement in connection with the use of photo-masking equipment manufactured by Nikon Corporation. In April 2012, the district court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, LG Display and LG Display America and the other TFT-LCD manufacturing companies, dismissing the case. Anvik Corporation appealed the district court’s decision to the U.S. Court of Appeals for the Federal Circuit in April 2012. In March 2013, the U.S. Court of Appeals for the Federal Circuit reversed the district court’s summary judgment ruling and remanded the case back to the district court for further proceedings. In January 2014, LG Display and Anvik Corporation filed a stipulation for dismissal of the case and amicably settled all claims between the parties.

In February 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI sought an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement. In October 2012, USITC issued a preliminary finding that LG Display and LG Display America had not infringed ITRI’s patents. In May 2013, USITC issued a final determination finding that the asserted patent was invalid and LG Display and LG Display America had not infringed ITRI’s asserted patent. ITRI appealed USITC’s decision to the United States Court of Appeals for the Federal Circuit.

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a complaint in the U.S. District Court for the District of Delaware against LG Display and LG Display America for alleged patent infringement. LG Display is currently defending against their claims.

In September 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display claiming misappropriation of trade secrets relating to OLED technology and seeking injunctive relief. In September 2012, LG Display filed a complaint in the Seoul Central District Court against Samsung Display and Samsung Electronics claiming infringement of certain of LG Display’s patents relating to OLED display technology and manufacturing methods and sought monetary damages. In addition, in December 2012, Samsung Display filed a complaint in the Seoul Central District Court against LG Display and LG Electronics claiming infringement of certain of Samsung Display’s patents relating to TFT-LCD technology and sought monetary damages. Also, in December 2012, LG Display filed an application in the Seoul Central District Court seeking temporary injunctive relief to prohibit Samsung Display and Samsung Electronics from manufacturing and selling products that we claimed to be infringing upon certain of LG Display’s patents relating to IPS technology and the related manufacturing methods. In February 2013, under the mediation of the Korean government, LG Display and Samsung Display agreed in principle to work toward resolving the foregoing patent infringement proceedings through an amicable settlement. In September 2013, LG Display and Samsung Display reached an amicable settlement and withdrew their respective claims.

Antitrust and Others

In December 2006, LG Display received notices of investigation by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission with respect to possible anti-competitive activities in the TFT-LCD industry. Subsequently, the Competition Bureau of Canada, the Secretariat of Economic Law of Brazil, the Taiwan Fair Trade Commission and the Federal Competition Commission of Mexico announced investigations regarding the same.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request. In February 2014, the European Union General Court reduced the fine to €210 million. We plan to appeal the European Union General Court’s decision to the European Court of Justice.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. As of April 29, 2014, no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. As of April 29, 2014, the investigation by the Secretariat of Economic Law of Brazil is ongoing, and LG Display filed its defense to the Secretariat of Economic Law of Brazil in February 2014.

In December 2011, the Korea Fair Trade Commission imposed a fine of ￦31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. In February 2014, the Seoul High Court annulled the decision of the Korea Fair Trade Commission. In March 2014, the Korea Fair Trade Commission filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. As of April 29, 2014, no decision has been issued by the Supreme Court of Korea.

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

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. In March 2013, the attorney general of Oklahoma dismissed its action as to LG Display pursuant to a separate settlement agreement. In February 2014, the attorneys general of Mississippi and South Carolina dismissed their actions as to LG Display pursuant to settlement. As of April 29, 2014, the Illinois, Oregon and Washington attorneys general actions remain pending. While the Oregon attorney general action is pending in the MDL Proceedings, the Illinois and Washington attorneys general actions are pending in their respective state courts.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc., and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to LG Display pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In addition, in 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. In January 2013, AT&T Corp. and its affiliates dismissed their action as to LG Display pursuant to settlement. In January 2013, the trustee of Circuit City Stores, Inc. Liquidation Trust dismissed its action as to LG Display pursuant to settlement, which was approved by the U.S. Bankruptcy Court. In April 2013, Sony Electronics, Inc. and Sony Europe Limited, together with their respective affiliates, dismissed their actions as to LG Display pursuant to settlement. LG Display reached a settlement with T-Mobile, U.S.A., Inc. in April 2013. In August 2013, Best Buy Co., Inc. and its affiliates dismissed their actions as to LG Display pursuant to settlement. In September 2013, Target Corporation, Sears, Roebuck and Co., Kmart Corporation, Old Comp Inc., Good Guys, Inc., RadioShack Corporation, and Newegg, Inc. dismissed their actions as to LG Display pursuant to settlement. In October 2013, Rockwell Automation, Inc., Jaco Electronics, Inc. and ViewSonic Corporation dismissed their actions as to LG Display pursuant to settlement.

In 2007, class action complaints alleging violations of Canada competition laws were filed against LG Display and other TFT-LCD manufacturers in Canadian provinces of British Columbia, Ontario and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. We are pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been stayed.

In December 2013, a class action complaint was filed in the Central District in Israel. As of April 29, 2014, we have yet to receive the service of complaint from the class. We plan to vigorously defend against any claims asserted by the class.

In October 2012, Arkema France and Altuglas International SAS filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding the termination of a supply contract with LG Display. In April 2014, LG Display and Arkema France reached settlement.

In April 2014, Deyi Investment Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. As of April 29, 2014, we have yet to receive the service of the complaint. We plan to vigorously defend against the claims asserted by the plaintiff.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result, and the amount of the assessment and/or remediation can be reasonably estimated. However, actual outcome may be materially different from that estimated as of December 31, 2013 and may have a material adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

On March 11, 2011, we declared a cash dividend of ￦178.9 billion to our shareholders of record as of December 31, 2010 and distributed the cash dividend to such shareholders on April 7, 2011. At our annual general meeting of shareholders that was held on March 9, 2012, March 8, 2013 and March 7, 2014 we did not declare a cash dividend to our shareholders.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ￦5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2013, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2013, 19,789,200 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of DRs)
2009	39,250	22,800	3,962	16.93	7.78	1,646
2010	47,900	33,250	2,877	21.10	14.03	1,465
2011	40,950	17,500	3,250	18.81	7.72	1,210
First Quarter	40,950	33,650	2,711	18.11	15.03	1,134
Second Quarter	40,900	28,050	3,463	18.81	13.04	1,372
Third Quarter	31,300	17,500	3,410	14.55	7.72	1,332
Fourth Quarter	26,300	18,150	3,394	11.75	7.80	999
2012	36,200	20,050	2,499	16.79	8.52	661
First Quarter	30,450	24,950	2,621	13.61	10.83	760
Second Quarter	27,850	20,050	2,377	12.16	8.52	580
Third Quarter	29,400	21,050	2,208	13.31	9.08	506
Fourth Quarter	36,200	26,350	2,602	16.79	11.79	773
2013
First Quarter	33,050	27,450	2,286	14.93	12.68	1,008
Second Quarter	31,950	25,950	2,049	14.24	11.22	669
Third Quarter	29,650	25,950	1,966	13.47	11.55	432
Fourth Quarter	25,850	22,300	2,050	12.08	10.54	354
October	25,850	23,900	2,970	12.08	11.20	491
November	25,050	22,300	1,660	11.76	10.54	291
December	25,350	23,300	1,492	12.00	11.02	267
2014
First Quarter	29,200	23,100	1,698	14.16	10.69	553
January	26,950	24,750	1,916	12.76	11.62	480
February	29,200	23,100	1,629	12.43	11.33	636
March	26,650	23,100	1,715	12.50	10.69	582
April (through April 29)	29,200	26,700	1,539	14.16	12.76	522

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2013, the aggregate market value of equity securities listed on the Korea Exchange was ￦1,186.0 trillion. The average daily trading volume of equity securities for 2013 was 328.3 million shares with an average transaction value of ￦3,993.4 billion.

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

Movements in KOSPI for the periods indicated are set out in the following table:

	Opening	High	Low	Closing
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.12
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014 (through April 29)	1,967.19	2,008.61	1,886.85	1,964.77

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
1983	328	3,490	4,361	9,325	5,941	7,425
1984	336	5,149	6,207	14,847	10,642	12,829
1985	342	6,570	7,362	18,925	12,315	13,798
1986	355	11,994	13,863	31,755	32,870	37,991
1987	389	26,172	32,884	20,353	70,185	88,183
1988	502	64,544	93,895	10,367	198,364	288,571
1989	626	95,477	140,119	11,757	280,967	412,338
1990	669	79,020	109,872	10,866	183,692	255,412
1991	686	73,118	95,541	14,022	214,263	279,973
1992	688	84,712	107,027	24,028	308,246	389,445
1993	693	112,665	138,870	35,130	574,048	707,566
1994	699	151,217	190,762	36,862	776,257	979,257
1995	721	141,151	181,943	26,130	487,762	628,721
1996	760	117,370	138,490	26,571	486,834	928,418
1997	776	70,989	41,881	41,525	555,759	327,881
1998	748	137,799	114,261	97,716	660,429	547,619
1999	725	349,504	307,662	278,551	3,481,620	3,064,806
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,595	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	745	951,900	1,017,205	363,741	5,539,653	5,919,697
2008	763	576,888	457,122	355,205	5,189,644	4,112,238
2009	770	887,935	763,060	485,657	5,795,552	4,980,495
2010	766	1,114,882	1,260,486	379,171	5,607,749	6,340,121
2011	791	1,041,999	899,438	353,760	6,863,146	5,924,166
2012	784	1,154,294	1,014,229	486,480	4,823,643	4,536,740
2013	777	1,185,974	1,123,880	328,325	3,993,422	3,784,337
2014 (through April 29)	770	1,170,174	1,124,086	231,824	3,702,083	3,556,275

Source: The Korea Exchange

(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on the last business day of the year indicated other than for 2014, which is converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 25, 2014 (the latest available noon buying rate prior to filing this annual report).

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

General

Under our articles of incorporation, which was last amended in March 2013, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ￦5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2013, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2013, approximately 0.001% of the outstanding shares were held by our employee stock ownership association.

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

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions.” For descriptions of certain agreements related to our capital commitments and obligations and certain agreements related to our joint ventures, which we believe were not material to our results of operations and financial condition in the periods in which such agreements were entered, see “Item 5.B. Liquidity and Capital Resources” and “Item 4.B. Business Overview—Joint Ventures, “ respectively.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has no ceiling specifically set for foreign shareholders but has set a ceiling on the acquisition of shares by a single person regardless of its nationality within 3% of the total number of shares by its articles of incorporation. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the foreign exchange bank designated by the Ministry of Trade, Industry & Energy or the Korea Trade-Investment Promotion Agency prior to such investment (within 30 days from the date of such investment, if the company is listed on the Korea Exchange). The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See the discussion under “—Tax Treaties” below for an additional explanation of claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on dividend income and capital gains on transfer of shares of common stock or ADSs. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11%, respectively (including local income surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a U.S. corporation, (2) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year. You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates.

Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, subject to certain exceptions, Korean tax law requires you (or your agent) as the beneficial owner of such Korean source income to submit the relevant application (Application for Entitlement to Reduced Tax Rate or Application for Tax Exemption, as the case may be) along with a certificate of your tax residency issued by a competent authority of your country of tax residence (“BO Application”). Such application should be submitted to the withholding agent prior to the payment date of such Korean source income. Subject to certain exceptions, where the Korean source income is paid to an overseas investment vehicle that is not the beneficial owner of such income (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to the Korean source income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such Korean source income. In the case of an application for tax exemption, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2013, we had outstanding long-term debt, including current portion, in the amount of ￦3,882 billion (US$3,679 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2013, we had no interest rate swap contracts outstanding.

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

As of December 31, 2013, we had US$700 million aggregate principal amount of U.S. dollar denominated long-term loans and bonds. The interest rates on these loans and bonds are set based on three-month U.S. dollar LIBOR plus 0.90% to 1.90% and six-month U.S. dollar LIBOR plus 1.78%, as applicable. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2014		2015		2016		2017		2018		Thereafter		Total		2013
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate (￦)	￦	640.1	￦	758.7	￦	1,201.7	￦	239.1	￦	294.5	￦	1.4	￦	3,135.5	￦	3,215.3
Average interest rate		4.8%		4.4%		4.3%		4.3%		3.3%		2.8%
Variable Rate (￦)	￦	4.0	￦	2.2	￦	0.8	￦	0.5	￦	0.0	￦	—	￦	7.5	￦	7.5
Average interest rate		1.8%		1.8%		1.8%		1.8%		1.8%		—
Variable rate (US$)	￦	242.7	￦	126.6	￦	369.4	￦	—	￦	—	￦	—	￦	738.7	￦	738.7
Average interest rate		2.1%		2.1%		1.5%		—		—		—

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Note 13(d) of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Renminbi, the Japanese Yen and the Euro. As of December 31, 2013, we had U.S. dollar denominated sales-related trade accounts and notes receivable of US$2,463 million, which represented 83.1% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,858 million, which represented 65.4% of our trade accounts payable.

As of December 31, 2013, we also had RMB denominated sales-related trade accounts and notes receivable of RMB1,391 million, Euro denominated sales-related trade accounts and notes receivable of €19 million and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥6,410 million, which represented 7.7%, 0.9% and 2.1% of our trade accounts and notes receivable, net, respectively. In addition, we had RMB denominated sales-related trade accounts payable of RMB1,858 million, Euro denominated sales-related trade accounts payable of €15 million and Japanese Yen denominated sales-related trade accounts payable of ¥30,834 million, which represented 10.8%, 0.7% and 10.3% of our trade accounts and notes receivable, net, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2013, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2013, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for approximately 71% of our sales in 2011, 71% in 2012 and 76% in 2013. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 5.4% of our sales in 2013, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer to whom we supply products on an open account basis in accordance with our internal credit guidelines. We assess credit risk through quantitative and qualitative analysis, and based on this analysis, we establish credit limits and determine whether we will seek to use one or more credit support devices, such as obtaining some form of third-party guaranty or stand-by letter of credit, obtaining credit insurance or through factoring of all or part of accounts receivables. Our credit policy does not require credit limits on accounts receivable created on letters of credit. To date we have not experienced any material problems relating to customer payments. For a further discussion of our credit risk exposures, see Note 13(a) to the notes to our financial statements.

According to the Korean Statistical Information Service, the rate of inflation in Korea was 4.0% in 2011, 2.2% in 2012 and 1.3% in 2013. Inflation has not had a material impact on our results of operations in recent years.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $0.05 per ADS issued

Cancellation of ADSs	Up to $0.05 per ADS canceled

Distribution of cash dividends or ADSs pursuant to stock dividends	Up to $0.02 per ADS held

Distribution of cash proceeds or free shares in the form of ADSs	Up to $0.02 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per security distributed

Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to $0.02 per ADS held

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

The depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or DTC), the depositary collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

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

Fees and Payments from the Depositary to Us

In 2013, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of listing fees:	US$	42,000
Reimbursement of proxy process expenses (printing, postage and distribution):	US$	42,267

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013. The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2012 and 2013:

	Year ended December 31,
	2012		2013
	(in millions of Won)
Audit fees	￦	3,115	￦	3,225
Audit-related fees		—		—
Tax fees		134		105
All other fees		—		130

Total fees	￦	3,249	￦	3,460

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

All other fees in the above table are the aggregate fees billed by KPMG for advisory services in establishing a compliance system in connection with our disclosure obligations under the SEC’s conflict mineral rule.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the SEC. In 2013, no fees were approved pursuant to the de minimis exception.

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

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted the Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1*	Amended and Restated Articles of Incorporation (translation in English) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 26, 2013)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD. (Registrant)

/s/ SANG BEOM HAN
(Signature)
Name:	Sang Beom Han
Title:	Representative Director, President and Chief Executive Officer

/s/ SANGDON KIM
(Signature)
Name:	Sangdon Kim
Title:	Director, Senior Vice President and Chief Financial Officer

Date: April 30, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2012 and 2013 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). LG Display Co., Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on LG Display Co., Ltd.’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 24, 2014

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012 and 2013

(In millions of won)	Note	December 31, 2012		December 31, 2013
Assets
Cash and cash equivalents	6, 13	￦	2,338,661	1,021,870
Deposits in banks	6, 13		315,092	1,301,539
Trade accounts and notes receivable, net	7, 13, 20, 23		3,334,341	3,128,626
Other accounts receivable, net	7, 13		199,007	89,545
Other current financial assets	9, 13		3,828	919
Inventories	8		2,390,007	1,933,241
Prepaid income taxes			8,483	4,066
Other current assets	7		325,266	251,982

Total current assets			8,914,685	7,731,788
Investments in equity method investees	10		402,158	406,536
Other non-current financial assets	9, 13		86,432	46,259
Property, plant and equipment, net	11, 24		13,107,511	11,808,334
Intangible assets, net	12, 24		497,602	468,185
Deferred tax assets	30		1,294,813	1,037,000
Other non-current assets	7		152,310	217,182

Total non-current assets			15,540,826	13,983,496

Total assets		￦	24,455,511	21,715,284

Liabilities
Trade accounts and notes payable	13, 23	￦	4,147,036	2,999,522
Current financial liabilities	13, 14		1,015,272	907,942
Other accounts payable	13		2,811,161	1,454,339
Accrued expenses			412,055	491,236
Income tax payable			56,521	46,777
Provisions	15		250,984	200,731
Advances received	20		485,468	656,775
Other current liabilities	19		27,661	31,597

Total current liabilities			9,206,158	6,788,919
Non-current financial liabilities	13, 14		3,440,585	2,994,837
Non-current provisions	15		6,515	5,005
Employee benefits	18		180,640	319,087
Long-term advances received	20		1,049,678	427,397
Deferred tax liabilities	30		—	119
Other non-current liabilities	19		331,755	382,500

Total non-current liabilities			5,009,173	4,128,945

Total liabilities			14,215,331	10,917,864

Equity
Share capital	22		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	22		(69,370)	(91,674)
Retained earnings			6,238,989	6,662,655

Total equity attributable to equity holders of the Controlling Company			10,209,811	10,611,173

Non-controlling interests			30,369	186,247

Total equity			10,240,180	10,797,420

Total liabilities and equity		￦	24,455,511	21,715,284

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2011, 2012 and 2013

(In millions of won, except earnings per share)	Note	2011		2012	2013
Revenue	23, 24, 25	￦	24,291,289	29,429,668	27,033,035
Cost of sales	8, 23		(23,081,322)	(26,424,756)	(23,524,851)

Gross profit			1,209,967	3,004,912	3,508,184
Selling expenses	17		(728,419)	(813,742)	(732,199)
Administrative expenses	17		(429,511)	(493,694)	(517,622)
Research and development expenses			(816,054)	(785,111)	(1,095,727)
Other income	26		1,223,545	1,260,945	1,109,432
Other expenses	26		(1,400,491)	(1,614,040)	(1,268,588)
Finance income	28		207,266	293,172	185,011
Finance costs	28		(363,309)	(436,696)	(381,851)
Equity income on investments, net			16,047	42,779	23,665

Profit (loss) before income tax			(1,080,959)	458,525	830,305
Income tax benefit (expense)	29		293,064	(222,180)	(411,332)

Profit (loss) for the year			(787,895)	236,345	418,973

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	18, 29		(23,732)	(75,899)	998
Related income tax	18, 29		6,059	18,325	(334)

			(17,673)	(57,574)	664
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	28, 29		2,700	4,764	826
Foreign currency translation differences for foreign operations	28, 29		47,443	(86,320)	(22,100)
Share of loss from sale of treasury stocks by associates	29		(214)	(48)	(802)
Related income tax	29		(1,101)	(1,043)	(225)

			48,828	(82,647)	(22,301)

Other comprehensive income (loss) for the year, net of income tax			31,155	(140,221)	(21,637)

Total comprehensive income (loss) for the year		￦	(756,740)	96,124	397,336

Profit (loss) attributable to:
Owners of the Controlling Company			(771,223)	233,204	426,118
Non-controlling interests			(16,672)	3,141	(7,145)

Profit (loss) for the year		￦	(787,895)	236,345	418,973

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(741,417)	94,079	404,478
Non-controlling interests			(15,323)	2,045	(7,142)

Total comprehensive income (loss) for the year		￦	(756,740)	96,124	397,336

Earnings (loss) per share
Basic earnings (loss) per share	31	￦	(2,155)	652	1,191

Diluted earnings (loss) per share	31	￦	(2,155)	652	1,191

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011, 2012 and 2013

	Attributable to owners of the Controlling Company
				Share of gain (loss)
	Share		Share	from sale of treasury	Translation	Fair value	Retained	Non-controlling	Total
(In millions of won)	capital		premium	stocks by associates	reserve	reserve	earnings	interests	equity
Balances at January 1, 2011	￦	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the year
Loss for the year		—	—	—	—	—	(771,223)	(16,672)	(787,895)
Other comprehensive income (loss)		—	—	(214)	45,989	1,704	(17,673)	1,349	31,155

	￦	—	—	(214)	45,989	1,704	(788,896)	(15,323)	(756,740)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	5,709	5,709

Balances at December 31, 2011	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	233,204	3,141	236,345
Other comprehensive income (loss)		—	—	(48)	(85,293)	3,790	(57,574)	(1,096)	(140,221)

	￦	—	—	(48)	(85,293)	3,790	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973
Other comprehensive income (loss)		—	—	(802)	(22,140)	638	664	3	(21,637)

	￦	—	—	(802)	(22,140)	638	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests and others		—					(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	(91,992)	572	6,662,655	186,247	10,797,420

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2012 and 2013

(In millions of won)	Note	2011		2012	2013
Cash flows from operating activities:
Profit (loss) for the year		￦	(787,895)	236,345	418,973
Adjustments for:
Income tax expense (benefit)	29		(293,064)	222,180	411,332
Depreciation	11, 16		3,413,450	4,196,487	3,598,472
Amortization of intangible assets	12, 16		237,996	272,925	236,046
Gain on foreign currency translation			(85,804)	(234,912)	(76,111)
Loss on foreign currency translation			132,295	73,391	55,870
Expenses related to defined benefit plans	18, 27		113,970	138,879	159,453
Gain on disposal of property, plant and equipment			(740)	(5,925)	(9,620)
Loss on disposal of property, plant and equipment			862	3,728	1,639
Impairment loss on property, plant and equipment			3,589	—	853
Impairment loss on inventories			133,341	135,720	211,363
Bad debt expense (reversal)			130	356	(689)
Loss on disposal of intangible assets			1,588	704	452
Impairment loss on intangible assets			5,574	40,012	1,661
Reversal of impairment loss on intangible assets			—	—	(296)
Finance income			(59,542)	(133,711)	(52,862)
Finance costs			238,737	209,104	163,183
Equity in income of equity method investees, net	10		(16,047)	(42,779)	(23,665)
Other income			(19,591)	(8,235)	(412)
Other expenses			210,008	560,458	351,953

			3,228,857	5,664,727	5,447,595
Change in trade accounts and notes receivable			296,561	(1,457,299)	(251,063)
Change in other accounts receivable			(90,398)	15,515	133,734
Change in other current assets			11,010	(46,216)	89,456
Change in inventories			(235,494)	(208,357)	245,403
Change in other non-current assets			(39,796)	(47,872)	(120,054)
Change in trade accounts and notes payable			792,128	440,883	(1,110,098)
Change in other accounts payable			97,686	(292,443)	(289,441)
Change in accrued expenses			(158,640)	158,698	68,162
Change in other current liabilities			(5,384)	359,132	(7,846)
Change in long-term advances received			281,975	789,670	—
Change in other non-current liabilities			13,770	2,453	9,808
Change in provisions			(208,390)	(390,974)	(315,266)
Change in defined benefit liabilities			(69,727)	(180,599)	(19,627)

Cash generated from operating activities			3,914,158	4,807,318	3,880,763
Income taxes paid			(162,266)	(77,643)	(159,286)
Interests received			65,600	33,302	36,686
Interests paid			(151,634)	(193,282)	(173,390)

Net cash provided by operating activities		￦	3,665,858	4,569,695	3,584,773

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2011, 2012 and 2013

(In millions of won)	2011		2012	2013
Cash flows from investing activities:
Dividends received	￦	6,130	686	14,582
Proceeds from withdrawal of deposits in banks		2,401,500	913,500	1,657,082
Increase in deposits in banks		(1,713,500)	(413,512)	(2,644,204)
Acquisition of investments in equity method investees		(53,226)	(6,599)	(18,744)
Proceeds from disposal of investments in equity method investees		2,045	3,938	5,023
Acquisition of property, plant and equipment		(4,063,070)	(3,972,479)	(3,473,059)
Proceeds from disposal of property, plant and equipment		643	58,846	39,838
Acquisition of intangible assets		(215,286)	(285,888)	(184,754)
Proceeds from disposal of intangible assets		—	—	1,902
Government grants received		1,605	3,962	59,629
Proceeds from settlement of derivatives		23,784	742	—
Increase in short-term loans		—	(10)	—
Proceeds from collection of short-term loans		92	—	2
Acquisition of other non-current financial assets		(59,444)	(55,276)	(5,410)
Proceeds from disposal of other non-current financial assets		174,266	63,905	43,792

Net cash used in investing activities		(3,494,461)	(3,688,185)	(4,504,321)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,292,804	3,455,548	1,430,041
Repayments of short-term borrowings		(2,483,997)	(3,441,632)	(1,444,717)
Proceeds from issuance of debentures		1,145,209	298,783	587,603
Proceeds from long-term debt		941,921	494,000	372,785
Repayments of long-term debt		—	—	(301,229)
Repayments of current portion of long-term debt and debentures		(1,000,987)	(867,851)	(1,195,340)
Capital contribution from non-controlling interests		5,709	13,028	159,873
Payments of cash dividends		(178,908)	—	—

Net cash used in financing activities		(278,249)	(48,124)	(390,984)

Net increase (decrease) in cash and cash equivalents		(106,852)	833,386	(1,310,532)
Cash and cash equivalents at January 1		1,631,009	1,517,977	2,338,661
Effect of exchange rate fluctuations on cash held		(6,180)	(12,702)	(6,259)

Cash and cash equivalents at December 31	￦	1,517,977	2,338,661	1,021,870

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2013, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2013, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2013, there are 19,789,200 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 375

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY 95

LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116

LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,834

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4

LG Display Poland Sp. z o.o.(*2)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511

LG Display Guangzhou Co., Ltd. (*3)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 992

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4

L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY 82

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY 116

LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 525

LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY 99

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013, Continued

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD 11

LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN 112

Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800

LG Display China Co., Ltd. (*4)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 3,305

(*1)	In June and December 2013, the Controlling Company invested a total of ￦128,708 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of these additional investments.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. z o.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company had a call option to buy Skyworth’s interest in LGDGZ and Skyworth had a put option to sell its interest in LGDGZ to the Controlling Company under the same terms: the exercise price of the call option was equal to the exercise price of the put option which was the total amount of Skyworth’s investment at cost. In October 2013, Skyworth exercised its put option in whole at ￦16,889 million and LGDGZ became a wholly owned subsidiary of the Controlling Company. Skyworth’s investment in LGDGZ had been regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group and, accordingly, LGDGZ had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013, Continued

(*4)	In March, September and October 2013, the Controlling Company contributed a total of ￦337,329 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”) and as of December 31, 2013, the Controlling Company’s ownership percentage in LGDCA is 64%. Meanwhile, LGDGZ, a wholly owned subsidiary of the Controlling Company, owns 6% of LGDCA.

In April and June 2013, the Controlling Company invested aggregate total of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interests from non-controlling shareholder. In November 2013, L&I Electronic Technology (Dongguan) Limited completed liquidation. In July 2013, I&M, which was a subsidiary of the Controlling Company, completed liquidation.

Dividends received from consolidated subsidiaries for the years ended December 31, 2011, 2012 and 2013 amounted to ￦36,490 million, ￦55,114 million and zero, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

1.	Reporting Entity, Continued

(c)	Associates and Joint Ventures (Equity Method Investees) as of December 31, 2013

(In millions of won)

Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦ 134,508

Guangzhou New Vision Technology Research and Development Limited (*2)	Guangzhou, China	—	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets	—

Global OLED Technology LLC	Herndon, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents	31,162

Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs	79,417

TLI Inc. (*3, 4)	Seongnam, South Korea	10%	12%	December 31	October 1998	Manufacture and sell semiconduct-or parts for FPDs	5,596

AVACO Co., Ltd. (*3)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs	8,892

New Optics Ltd. (*5)	Yangju, South Korea	46%	42%	December 31	August 2005	Manufacture back light parts for TFT-LCDs	34,095

LIG ADP Co., Ltd. (*3)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs	1,523

WooRee E&L Co., Ltd. (*6)	Ansan, South Korea	21%	30%	December 31	June 2008	Manufacture LED back light unit packages	27,273

LB Gemini New Growth Fund No. 16 (*7)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	19,483

Can Yang Investments Limited (*3)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts	11,754

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

1.	Reporting Entity, Continued

(c)	Associates and Joint Ventures (Equity Method Investees) as of December 31, 2013, Continued

(In millions of won)

Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
YAS Co., Ltd. (*3)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦ 9,826

Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	20%	December 31	August 2010	Manufacture LED Packages	1,830

Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	25,497

AVATEC Co., Ltd. (*3, 8)	Daegu, South Korea	16%	17%	December 31	August 2000	Process and sell glass for FPDs	15,680

Glonix Co., Ltd. (*9)	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD	—

Dynamic Solar Design Co., Ltd. (*10)	Suwon, South Korea	—	40%	December 31	April 2009	Develop, manufacture and sell equipment for manufacturing solar battery and FPDs	—

							￦406,536

(*1)	In September 2013, the Controlling Company invested ￦11,918 million in cash for the capital increase of Suzhou Raken Technology Co., Ltd (“Raken”). There was no change in the Controlling Company’s ownership percentage in Raken as a result of this additional investment. Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted for as an equity method investment.
(*2)	In November 2013, the Controlling Company collected ￦3,540 million from the investment in Guangzhou New Vision Technology Research and Development Ltd. which was liquidated and recognized ￦671 million for the difference between the collected amount and the carrying amount as finance cost. As of December 31, 2013, Guangzhou New Vision Technology Research and Development Ltd. concluded the procedures of liquidation and on January 2, 2014, the registration of liquidation was completed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

1.	Reporting Entity, Continued

(c)	Associates and Joint Ventures (Equity Method Investees) as of December 31, 2013, Continued

(*3)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transaction between the Controlling Company and the investees is significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*4)	In 2013, the Controlling Company’s ownership in TLI Inc. was reduced from 12% to 10% due to the shares issued in relation to the exercise of warrants.
(*5)	In 2013, as the Controlling Company did not participate in New Optics Ltd.’s reduction in capital stock through a distribution of cash, the Controlling Company’s ownership in New Optics Ltd. increased from 42% to 46%.
(*6)	In 2013, as the Controlling Company did not participate in the capital increase of WooRee E&L Co., Ltd. when WooRee E&L Co., Ltd. initially lists its shares in the Korea Securities Dealers Automated Quotations (“KOSDAQ”), the Controlling Company’s ownership in WooRee E&L Co., Ltd. was reduced from 30% to 21%.
(*7)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March and May 2013, the Controlling Company received ￦1,116 million and ￦260 million, respectively, from the Fund as a capital distribution and made additional cash investment totaling ￦6,826 million in the Fund in June, September and December 2013. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*8)	In 2013, the Controlling Company’s ownership in AVATEC Co., Ltd. was reduced from 17% to 16% due to the shares issued in relation to the exercise of stock options.
(*9)	The Controlling Company’s share of net assets of Glonix Co., Ltd. (“Glonix”) was reduced below zero and, accordingly, the Controlling Company discontinued the recognition of its share of losses of the Glonix. In 2013, the Controlling Company’s unrecognized share of losses of the Glonix amounts to ￦112 million. (An aggregate amount: ￦112 million)
(*10)	In 2013, the Controlling Company received ￦107 million in cash from the investment of Dynamic Solar Design Co., Ltd. and recognized ￦38 million for the difference between the amount received and the carrying amount as finance income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 23, 2014.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (notes 3.(j), 15 and 21)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 18)

•	Deferred tax assets and liabilities (note 30)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows. Except for the changes explained in Note 3(q), the Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(iv) Associates and joint ventures (equity method investees), Continued

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other income (expenses) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation, Continued

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

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

For the years ended December 31, 2011, 2012 and 2013

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

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at fair value through profit or loss and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only owns common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

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

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

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

For the years ended December 31, 2011, 2012 and 2013

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

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

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

For the years ended December 31, 2011, 2012 and 2013

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

For the years ended December 31, 2011, 2012 and 2013

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

For the years ended December 31, 2011, 2012 and 2013

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

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

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

For the years ended December 31, 2011, 2012 and 2013

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

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

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

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

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

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

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

For the years ended December 31, 2011, 2012 and 2013

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

For the years ended December 31, 2011, 2012 and 2013

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

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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

The Group presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(q)	Adopted New and Amended Accounting Pronouncements

Except for the changes below, the Group has consistently applied the accounting policies set out in note 3 to all periods presented in the consolidated financial statements of the Group.

New and amended accounting standards adopted for the year ended December 31, 2013 are as follows.

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IFRS 13, Fair Value Measurement

•	IAS 19, Employee Benefits, and

•	Amendments to IAS 1, Presentation of Financial Statements

The nature and effects of the changes are explained below.

(i) Subsidiaries

In accordance with IFRS 10, Consolidated Financial Statements, the Group has changed its accounting policy for determining whether it has control over investees. IFRS 10 introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In accordance with IFRS 10, the Group reassessed the control conclusion for its investees at January 1, 2013 and there is no significant impact of applying the standard on the consolidated financial statements.

(ii) Joint Arrangements

IFRS 11, Joint Arrangement, classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. In accordance with IFRS 11, the Group reevaluated its involvement in its joint arrangement at January 1, 2013 and there is no impact of applying the standard on the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(q)	Adopted New and Amended Accounting Pronouncements, Continued

(iii) Disclosures of Interests in Other Entities

IFRS 12, Disclosures of Interests in Other Entities, brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The Group retrospectively applied the standard to the comparative consolidated financial statements for the years ended December 31, 2011 and 2012 and the Group provides required disclosures in note 10.

(iv) Fair Value Measurement

IFRS 13, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7, the Group provides required disclosures in note 13.

(v) Post-employment defined benefit plans

As a result of the amendments to IAS 19, Employee Benefits, the Group has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of IAS 19, the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Group determined interest income on plan assets based on their long-term rate of expected return. There is no significant impact of applying this amendment on the consolidated financial statements.

(vi) Presentation of items of Other Comprehensive Income

As a result of the amendments to IAS 1, Presentation of Financial Statements, the Group has modified the presentation of items of other comprehensive income (“OCI”) in its statement of comprehensive income into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” The comparative consolidated statements of comprehensive income (loss) for the years ended December 31, 2011 and 2012 have been represented accordingly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

3.	Summary of Significant Accounting Policies, Continued

(r)	Recent Accounting Pronouncements, Not Yet Adopted

(i) Amendment to IAS 32, Financial Instruments: Presentation

The amendments improve application guidance of IAS 32, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendments will be effective for annual periods beginning on or after January 1, 2014, and have not been adopted early in preparing the consolidated financial statements.

(ii) Amendment to IFRS 9, Financial Instruments

The amendments introduce new requirements for the classification and measurement of financial assets. Under the amendments to IFRS 9, Financial Instruments, financial assets are classified and measured based on the business model in which they are held and characteristics of their contractual cash flows. The amendments introduce additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting. The amendments will be effective for annual periods beginning on or after January 1, 2015, and have not been adopted early in preparing the consolidated financial statements.

Management believes that the adoption of the amendments is expected to have no significant impact on the consolidated statement of financial position of the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

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

(d) Non-derivative Financial Liabilities

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

For the years ended December 31, 2011, 2012 and 2013

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

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

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In consideration of the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the purchase of manufacturing facilities.

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

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

For the years ended December 31, 2011, 2012 and 2013

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2012		December 31, 2013
Total liabilities	￦	14,215,331	10,917,864
Total equity		10,240,180	10,797,420
Cash and deposits in banks (*1)		2,653,753	2,323,409
Borrowings (including bonds)		4,455,857	3,902,779
Total liabilities to equity ratio		139%	101%
Net borrowings to equity ratio (*2)		18%	15%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings (including bonds) less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Current assets
Cash and cash equivalents
Demand deposits	￦	2,338,661	1,021,870

Deposits in banks
Time deposits	￦	300,092	1,231,539
Restricted cash (*)		15,000	70,000

	￦	315,092	1,301,539

(*)	Restricted cash relates to mutual growth fund to aid LG Group’s second and third-tier suppliers.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Trade, net	￦	2,586,228	2,441,087
Due from related parties		748,113	687,539

	￦	3,334,341	3,128,626

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2013
Current assets
Non-trade accounts receivable, net	￦	189,924	79,055
Accrued income		9,073	10,482
Short-term loans		10	8

	￦	199,007	89,545

Due from related parties included in other accounts receivable, as of December 31, 2012 and 2013 are ￦2,536 million and ￦5,005 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2013
Current assets
Advance payments	￦	10,514	10,854
Prepaid expenses		45,058	50,234
Value added tax refundable		260,353	187,337
Others		9,341	3,557

	￦	325,266	251,982

Non-current assets
Long-term prepaid expenses	￦	144,023	213,682
Others		8,287	3,500

	￦	152,310	217,182

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2013
Finished goods	￦	1,044,125	733,987
Work-in-process		653,260	605,718
Raw materials		370,653	261,947
Supplies		321,969	331,589

	￦	2,390,007	1,933,241

For the years ended December 31, 2011, 2012 and 2013, the amount of the inventories recognized as cost of sales and inventory write-downs included in cost of sales is as follows:

(In millions of won)	2011		2012	2013
Inventories recognized as cost of sales	￦	23,081,322	26,424,756	23,524,851
Including: inventory write-downs		133,341	135,720	211,363

There were no significant reversals of inventory write-downs recognized during 2011, 2012 and 2013.

9.	Other Financial Assets

(a) Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2013
Current assets
Deposits	￦	3,828	919

Non-current assets
Guarantee deposits with banks	￦	16	13
Available-for-sale financial assets		16,136	16,908
Deposits		59,034	20,520
Long-term other accounts receivable		11,246	8,818

	￦	86,432	46,259

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2013
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Siliconworks Co., Ltd.		10,505	11,281
Other		120	116

		13,298	14,070

	￦	16,136	16,908

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2012		December 31, 2013
Suzhou Raken Technology Co., Ltd.	￦	128,751	134,508
Guangzhou New Vision Technology Research and Development Limited		3,596	—
Global OLED Technology LLC		36,164	31,162
Paju Electric Glass Co., Ltd.		82,855	79,417
TLI Inc. (*)		6,961	5,596
AVACO Co., Ltd. (*)		10,964	8,892
New Optics Ltd.		25,064	34,095
LIG ADP Co., Ltd.(*)		1,730	1,523
WooRee E&L Co. Ltd. (*)		23,549	27,273
Dynamic Solar Design Co., Ltd.		69	—
LB Gemini New Growth Fund No.16		13,680	19,483
Can Yang Investments Limited		13,856	11,754
YAS Co., Ltd.		9,409	9,826
Eralite Optoelectronics (Jiangsu) Co., Ltd.		3,449	1,830
Narenanotech Corporation		26,448	25,497
AVATEC Co., Ltd.(*)		14,685	15,680
Glonix Co., Ltd.		928	—

	￦	402,158	406,536

(*)	Based on quoted market prices at December 31, 2013, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., WooRee E&L Co. Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦8,051 million, ￦9,644 million, ￦13,875 million, ￦25,840 million, and ￦23,797 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2011, 2012 and 2013 amounted to ￦6,130 million, ￦204 million and ￦14,276 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information of significant joint venture as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 are as follows.

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2012		December 31, 2013
Total assets	￦	712,451	624,546
Current assets		586,067	513,044
Non-current assets		126,384	111,502
Total liabilities		457,414	360,146
Current liabilities		457,414	360,146

(In millions of won)	2011		2012	2013
Revenue	￦	1,744,325	1,967,587	1,789,364
Profit for the year		11,459	11,503	8,077
Other comprehensive income (loss)		14,202	(15,508)	3,024
Total comprehensive income (loss)		25,661	(4,005)	11,101

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2012		December 31, 2013
Cash and cash equivalents	￦	73,510	28,165
Current financial liabilities		64,821	—

(In millions of won)	2011		2012	2013
Depreciation	￦	20,650	15,997	11,607
Amortization		1,280	1,305	619
Interest income		2,479	3,473	2,323
Interest expense		1,263	812	307
Income tax expense		4,894	3,785	2,070

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

10.	Investments in Equity Accounted Investees, Continued

(c)	Adjustments from financial information of significant joint ventures to book value of ownership interest as of December 31, 2012 and 2013 are as follows:

(i) As of December 31, 2012

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	255,037	51%	130,069	(1,318)	128,751

(ii) As of December 31, 2013

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	264,400	51%	134,844	(336)	134,508

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

10.	Investments in Equity Accounted Investees, Continued

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2011

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Individually non-significant joint ventures	￦	47,961	(4,013)	840	(3,173)
Individually non-significant associates		204,184	8,705	4,450	13,155

(ii) As of December 31, 2012

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint ventures	￦	39,760	(5,092)	(3,109)	(8,201)
Individually non-significant associates		233,647	44,211	(10,766)	33,445

(iii) As of December 31, 2013

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint ventures	￦	31,162	(4,388)	(554)	(4,942)
Individually non-significant associates		240,866	22,952	(20,773)	2,179

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2012 and 2013 are as follows:

(In millions of won)
		2012
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	133,000	—	—	3,660	(7,909)	—	128,751
Associates	Individually non significant joint ventures		47,961	—	—	(5,092)	(3,109)	—	39,760
	Individually non significant associates		204,184	2,661	(204)	44,211	(10,766)	(6,439)	233,647

		￦	385,145	2,661	(204)	42,779	(21,784)	(6,439)	402,158

(In millions of won)
		2013
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	128,751	11,918	(12,804)	5,101	1,542	—	134,508
	Individually non significant joint ventures		39,760	(3,656)	—	(4,388)	(554)	—	31,162
Associates	Individually non significant associates		233,647	5,381	(1,472)	22,952	(20,773)	1,131	240,866

		￦	402,158	13,643	(14,276)	23,665	(19,785)	1,131	406,536

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025
Accumulated depreciation as of January 1, 2012		—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)
Accumulated impairment loss as of January 1, 2012		—	—	(138)	(3,222)	—	(229)	(3,589)

Book value as of January 1, 2012	￦	444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849
Additions		—	—	—	—	2,726,336	—	2,726,336
Depreciation		—	(235,016)	(3,873,305)	(68,643)	—	(19,523)	(4,196,487)
Disposals		(2,787)	(7,010)	(42,127)	(1,085)	—	(3,641)	(56,650)
Others (*2)		(473)	1,420,649	3,762,658	47,981	(5,251,832)	18,615	(2,402)
Effect of movements in exchange rates		—	(28,092)	(22,684)	(2,034)	(2,379)	(984)	(56,173)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511

Acquisition cost as of December 31, 2012	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447

Accumulated depreciation as of December 31, 2012	￦	—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)

Accumulated impairment loss as of December 31, 2012	￦	—	—	—	—	—	—	—

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447
Accumulated depreciation as of January 1, 2013		—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)
Accumulated impairment loss as of January 1, 2013		—	—	—	—	—	—	—

Book value as of January 1, 2013	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511
Additions		—	—	—	—	2,390,259	—	2,390,259
Depreciation		—	(268,494)	(3,244,953)	(65,210)	—	(19,815)	(3,598,472)
Impairment loss		—	—	(839)	(1)	—	(13)	(853)
Disposals		(3,579)	(8,521)	(18,873)	(478)	—	(406)	(31,857)
Others (*2)		962	82,952	434,039	34,434	(563,453)	11,066	—
Effect of movements in exchange rates		—	(535)	(7,744)	(85)	9,764	(25)	1,375
Subsidy received		—	(1,744)	—	—	(57,885)	—	(59,629)

Book value as of December 31, 2013	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334

Acquisition cost as of December 31, 2013	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533

Accumulated depreciation as of December 31, 2013	￦	—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(839)	(1)	—	(13)	(853)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Capitalized borrowing costs	￦	23,139	24,612	26,144
Capitalization rate		3.65%	3.29%	4.56%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Develop- ment costs (*3)	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will (*3)	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162
Accumulated amortization as of January 1, 2012		(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)
Accumulated impairment loss as of January 1, 2012		—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Book value as of January 1, 2012	￦	80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,079	—	155	—	63,219	—	—	—	—	82,453
Amortization (*1)		(13,413)	(110,958)	—	(143,079)	—	(3,440)	(1,106)	—	(929)	(272,925)
Disposals		—	(610)	—	—	—	—	—	—	(94)	(704)
Impairment loss		—	—	(3,393)	(27,300)	—	—	—	(9,319)	—	(40,012)
Transfer from construction-in-progress		—	70,777	—	—	(71,816)	—	—	—	—	(1,039)
Effect of movements in exchange rates		—	(710)	—	(2,881)	—	—	—	—	81	(3,510)

Book value as of December 31, 2012	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602

Acquisition cost as of December 31, 2012	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904

Accumulated amortization as of December 31, 2012	￦	(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.
(*3)	During 2012, the Group recognized impairment loss for the difference between the carrying amount and the recoverable amount (determined based on value in use) of goodwill and in-process research and development because the economic benefit from these assets are estimated to be less than previously expected.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904
Accumulated amortization as of January 1, 2013		(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)
Accumulated impairment loss as of January 1, 2013		—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Book value as of January 1, 2013	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602
Additions-internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Other additions		22,996	—	1,248	—	62,709	—	—	—	3	86,956
Amortization (*1)		(15,214)	(87,164)	—	(128,350)	—	(3,427)	(1,107)	—	(784)	(236,046)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss (reversal)		—	(35)	(1,330)	—	—	—	—	—	—	(1,365)
Transfer from construction-in-progress		—	54,227	—	—	(54,227)	—	—	—	—	—
Effect of movements in exchange rates		—	121	—	—	—	—	—	—	—	121

Book value as of December 31, 2013	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185

Acquisition cost as of December 31, 2013	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243

Accumulated amortization as of December 31, 2013	￦	(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Cash and cash equivalents	￦	2,338,661	1,021,870
Deposits in banks		315,092	1,301,539
Trade accounts and notes receivable, net		3,334,341	3,128,626
Other accounts receivable, net		199,007	89,545
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		11,262	8,831
Deposits		62,862	21,439

	￦	6,264,063	5,574,688

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Domestic	￦	205,454	264,703
Euro-zone countries		415,664	302,920
Japan		79,564	111,397
United States		1,392,303	1,048,005
China		881,018	784,597
Taiwan		166,839	438,929
Others		193,499	178,075

	￦	3,334,341	3,128,626

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)
	December 31, 2012			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,298,888	(1,007)	3,091,184	(317)
Past due 1-15 days		18,307	(5)	30,005	(8)
Past due 16-30 days		12,152	(2)	7,504	(1)
Past due 31-60 days		2,829	(3)	82	(1)
Past due more than 60 days		3,184	(2)	181	(3)

	￦	3,335,360	(1,019)	3,128,956	(330)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2011, 2012 and 2013 is as follows:

(In millions of won)
	2011		2012	2013
Balance at the beginning of the year	￦	532	663	1,019
(Reversal of) Bad debt expense		131	356	(689)

Balance at the end of the year	￦	663	1,019	330

There were no receivables written-off for the years ended December 31, 2011, 2012 and 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2013.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	26,383	26,666	26,666	—	—	—	—
Unsecured bank loans		1,241,981	1,328,471	62,990	215,284	307,146	741,754	1,297
Unsecured bond issues		2,634,415	2,879,462	356,430	389,800	686,574	1,446,658	—
Trade accounts and notes payables		2,999,522	2,999,522	2,999,522	—	—	—	—
Other accounts payable		1,374,664	1,374,664	1,372,004	2,660	—	—	—
Other non-current liabilities		9,879	10,585	—	—	5,323	5,262	—

	￦	8,286,844	8,619,370	4,817,612	607,744	999,043	2,193,674	1,297

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,466	7,540	536	2	61	2	—
Trade accounts and notes receivable	2,656	433	1,223	—	95	37	—
Other accounts receivable	66	95	340	—	1	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	178	20	11	—	—	1
Trade accounts payable	(2,234)	(31,162)	(1,847)	(463)	(67)	—	—
Other accounts payable	(109)	(12,948)	(725)	(8)	(38)	(8)	—
Debt	(898)	—	(33)	—	(5)	—	—
Bonds	(349)	—	—	—	—	—	—

Net exposure	599	(35,864)	(486)	(455)	47	31	1

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2011		2012	2013	December 31, 2012		December 31, 2013
USD	￦	1,108.12	1,126.88	1,094.79	￦	1,071.10	1,055.30
JPY		13.19	14.13	11.23		12.48	10.05
CNY		171.45	178.59	178.06		171.88	174.09
TWD		37.71	38.11	36.89		36.90	35.32
EUR		1,541.88	1,448.63	1,453.39		1,416.26	1,456.26
PLN		375.28	346.41	346.39		348.21	351.11
SGD		881.17	901.71	875.08		875.48	832.75

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2013 and 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2012			December 31, 2013
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	21,637	32,664	15,198	22,224
JPY (5 percent weakening)		(17,921)	(13,935)	(11,007)	(7,526)
CNY (5 percent weakening)		(4,176)	—	(6,267)	(515)
TWD (5 percent weakening)		(838)	(5)	28	(4)
EUR (5 percent weakening)		2,491	2,629	250	1,877
PLN (5 percent weakening)		537	8	669	494
SGD (5 percent weakening)		16	—	31	—

A stronger won against the above currencies as of December 31, 2012 and 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Fixed rate instruments
Financial assets	￦	2,656,591	2,326,247
Financial liabilities		(3,077,467)	(3,156,590)

	￦	(420,876)	(830,343)

Variable rate instruments
Financial liabilities	￦	(1,378,390)	(746,189)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2012 and 2013 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2012
Variable rate instruments	￦	(10,448)	10,448	(10,448)	10,448
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2012			December 31, 2013
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	13,463	13,463	14,235	14,235
Assets carried at amortized cost
Cash and cash equivalents		2,338,661	2,338,661	1,021,870	1,021,870
Deposits in banks		315,092	315,092	1,301,539	1,301,539
Trade accounts and notes receivable		3,334,341	3,334,341	3,128,626	3,128,626
Other accounts receivable		199,007	199,007	89,545	89,545
Other non-current financial assets		11,262	11,262	8,831	8,831
Deposits		62,862	62,862	21,439	21,439

	￦	6,261,225	6,261,225	5,571,850	5,571,850

Liabilities carried at amortized cost
Secured bank loans	￦	53,555	53,555	26,383	26,383
Unsecured bank loans		1,783,698	1,823,514	1,241,981	1,266,521
Unsecured bond issues		2,618,604	2,677,038	2,634,415	2,689,697
Trade accounts and notes payable		4,147,036	4,147,036	2,999,522	2,999,522
Other accounts payable		2,641,958	2,641,901	1,374,664	1,374,719
Other non-current liabilities		30	30	9,879	9,959

	￦	11,244,881	11,343,074	8,286,844	8,366,801

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

13.	Financial Instruments, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2012	December 31, 2013
Debentures, loans and borrowings	3.69%	2.99%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

Financial instruments carried at fair value as of December 31, 2012 and 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets:
Available-for-sale financial assets	￦	13,463	—	—	13,463

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets:
Available-for-sale financial assets	￦	14,235	—	—	14,235

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Current
Short-term borrowings	￦	35,739	21,090
Current portion of long-term debt		979,533	886,852

	￦	1,015,272	907,942

Non-current
Won denominated borrowings	￦	807,005	503,968
Foreign currency denominated borrowings		589,105	495,991
Bonds		2,044,475	1,994,878

	￦	3,440,585	2,994,837

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2013 (%)	December 31, 2012		December 31, 2013
Bank of China and others	1.24~6.56	￦	35,739		21,000
Woori Bank	3.00		—		90

Foreign currency equivalent		USD	28	USD	15
		CNY	31	CNY	31

		￦	35,739		21,090

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won) Lender	Annual interest rate as of December 31, 2013 (%)	December 31, 2012		December 31, 2013
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	16,629	11,932
Korea Development Bank and others	4.51~4.96		845,072	496,632
Less current portion of long-term debt			(54,696)	(4,596)

		￦	807,005	503,968

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, CNY and EUR) Lender	Annual interest rate as of December 31, 2013 (%)(*)	December 31, 2012		December 31, 2013
The Export-Import Bank of Korea	—	￦	26,777		—
Kookmin Bank and others	3ML+0.90~1.90, 6ML+1.78		905,080		738,710
China Communication Bank and others	—		7,956		—

Foreign currency equivalent		USD	870	USD	700
		CNY	2		—
		EUR	5		—

Less current portion of long-term debt			(350,708)		(242,719)

		￦	589,105		495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of December 31, 2013 (%)	December 31, 2012		December 31, 2013
Won denominated bonds (*)
Publicly issued bonds	April 2014~ November 2018	2.90~5.89	￦	2,250,000	2,640,000
Less discount on bonds				(5,579)	(5,585)
Less current portion				(199,946)	(639,537)

			￦	2,044,475	1,994,878

Bonds denominated in currencies other than won
Floating-rate bonds	—	—		374,885	—

Foreign currency equivalent			USD	350	—

Less discount on bonds				(702)	—
Less current portion				(374,183)	—

			￦	—	—

			￦	2,044,475	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

15.	Provisions

Changes in provisions for the year ended December 31, 2012 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2012		222,703	61,657	443	284,803
Additions		445,421	78,526	1,083	525,030
Usage	￦	(467,535)	(84,799)	—	(552,334)

Balance at December 31, 2012		200,589	55,384	1,526	257,499

There of non-current		—	6,515	—	6,515

Changes in provisions for the year ended December 31, 2013 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2013	￦	200,589	55,384	1,526	257,499
Additions		234,944	98,981	317	334,242
Usage and reclassification		(278,976)	(107,029)	—	(386,005)

Balance at December 31, 2013	￦	156,557	47,336	1,843	205,736

There of current	￦	156,557	42,331	1,843	200,731
There of non-current	￦	—	5,005	—	5,005

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

16.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Changes in inventories	￦	(102,154)	(72,637)	456,766
Purchases of raw materials, merchandise and others		15,714,809	17,845,211	14,293,048
Depreciation and amortization		3,651,446	4,469,412	3,834,518
Labor cost		2,192,328	2,500,323	2,618,910
Supplies and others		1,027,734	883,155	1,025,938
Outsourcing fees		138,638	345,362	736,744
Shipping costs		313,658	428,762	271,570
Utility		576,085	675,851	730,174
Fees and commissions		424,545	443,998	465,902
After-sale service expenses		72,350	106,391	116,766
Advertising		136,062	104,114	144,847
Taxes and dues		66,775	65,068	75,983
Travel		61,813	52,686	59,946
Others		944,938	1,173,008	1,303,143

(*)	￦	25,219,027	29,020,704	26,134,255

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other expenses, excluding foreign exchange differences.

For the year ended December 31, 2013, other income and other expenses contained exchange differences amounting to ￦1,068,646 million and ￦987,868 million, respectively (for the year ended December 31, 2011: ￦1,190,793 million and ￦1,220,143 million, respectively; for the year ended December 31, 2012: ￦1,228,847 million and ￦1,095,280 million, respectively) (note 26).

The expenses for the years ended December 31, 2011 and 2012 were reclassified to conform to the classification for the year ended December 31, 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

17.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Salaries	￦	204,491	224,019	232,362
Expenses related to defined benefit plan		18,456	20,282	22,037
Other employee benefits		63,314	56,967	70,254
Shipping costs		262,247	349,691	215,017
Fees and commissions		173,918	190,207	197,237
Depreciation		59,182	112,890	96,115
Taxes and dues		31,987	28,444	33,998
Advertising		136,062	104,114	144,847
After-sale service		72,350	106,391	116,766
Rent		28,262	25,829	23,299
Insurance		8,846	11,197	11,887
Travel		26,014	20,518	22,564
Training		17,949	12,856	12,080
Others		54,852	44,031	51,358

	￦	1,157,930	1,307,436	1,249,821

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

18.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

The defined benefit plans expose the Group actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Present value of partially funded defined benefit obligations	￦	672,370	807,738
Fair value of plan assets		(491,730)	(488,651)

	￦	180,640	319,087

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2012 and 2013 are as follows:

(In millions of won)
	2012		2013
Opening defined benefit obligations	￦	486,981	672,370
Current service cost		130,160	149,979
Interest cost		22,909	26,019
Remeasurements (before tax)		75,921	(1,373)
Benefit payments		(40,913)	(41,264)
Transfers from related parties		(2,598)	2,007

Closing defined benefit obligations	￦	672,370	807,738

Weighted average duration of defined benefit obligations as of December 31, 2012 and 2013 are 13.8 years and 13.4 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2012 and 2013 are as follows:

(In millions of won)
	2012		2013
Opening fair value of plan assets	￦	340,253	491,730
Interest income		14,190	16,545
Remeasurements (before tax)		199	6
Contributions by employer directly to plan assets		160,000	15,000
Benefit payments		(22,912)	(34,630)

Closing fair value of plan assets	￦	491,730	488,651

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

18.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Guaranteed deposits in banks	￦	491,730	488,651

As of December 31, 2013, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2014 is ￦111,829 under the assumption that the Controlling Company continues to maintain the plan assets at 70% of the amount payable if all the employees of the Controlling Company would leave the Controlling Company on December 31, 2014.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)	2011		2012	2013
Current service cost	￦	107,338	130,160	149,979
Net interest cost		6,632	8,719	9,474

	￦	113,970	138,879	159,453

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2011		2012	2013
Cost of sales	￦	87,044	108,801	126,716
Selling expenses		8,333	10,087	10,478
Administrative expenses		10,123	10,195	11,559
Research and development expenses		8,470	9,796	10,700

	￦	113,970	138,879	159,453

(f)	Remeasurements of defined benefit liability (asset) included in other comprehensive income for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)	2011		2012	2013
Balance at January 1	￦	(11,277)	(28,950)	(86,524)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		8,640	(34,372)	(33,447)
Demographic assumptions		—	(19,939)	(3,791)
Financial assumptions		(33,624)	(21,610)	38,611
Return on plan assets		1,256	199	6
Share of associates regarding remeasurements		(4)	(177)	(381)

		(23,732)	(75,899)	998

Income tax		6,059	18,325	(334)

Balance at December 31	￦	(28,950)	(86,524)	(85,860)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

18.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2011	2012	2013
Expected rate of salary increase	5.6%	5.1%	5.1%
Discount rate for defined benefit obligations	4.9%	4.0%	4.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2012	December 31, 2013
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.02%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.03%
	Females	0.02%	0.01%
Fifties	Males	0.08%	0.06%
	Females	0.04%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2013 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(93,695)	113,664
Expected rate of salary increase		111,877	(94,103)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

19.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2013
Current liabilities
Withholdings	￦	22,929	26,865
Unearned revenues		4,732	4,732

	￦	27,661	31,597

Non-current liabilities
Long-term accrued expenses	￦	319,499	335,447
Long-term other accounts payable		30	39,559
Long-term unearned revenues		12,226	7,494

	￦	331,755	382,500

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

20.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,713 million (￦1,808,235 million) and JPY 5,000 million (￦50,233 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2013, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000		—	—
	Standard Chartered Bank	USD	73	77,037		—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	250	263,825	USD	184	193,895
	Citibank	USD	100	105,530		—	—
LG Display Taiwan Co., Ltd.	Taishin International Bank	USD	1,006	1,061,632	USD	65	68,588
	BNP Paribas	USD	65	68,595		—	—
	Chinatrust Commercial Bank	USD	160	168,848	USD	77	81,216
	Citibank	USD	222	234,277	USD	30	31,901
	Standard Chartered Bank	USD	280	295,484	USD	69	73,071
	Sumitomo Mitsui Banking Corporation	USD	100	105,530	USD	20	20,808
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	130	137,189	USD	76	79,820
	Hongkong & Shanghai Banking Corp.	USD	200	211,060	USD	55	58,335
	Standard Chartered Bank	USD	50	52,765		—	—
	Bank of China Ltd.		Not applicable		USD	27	28,565
LG Display Shenzhen Co., Ltd.	Bank of China Ltd.		Not applicable			—	—
	Bank of Communications Co. Ltd.		Not applicable			—	—
	Standard Chartered Bank		Not applicable		USD	23	24,461

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

20.	Commitments, Continued

Factoring and securitization of accounts receivable, Continued

(In millions of USD and KRW)	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
LG Display Germany GmbH	Citibank	USD	307	323,977	USD	130	137,256
	Commerzbank AG, etc.		Not applicable		USD	24	24,968
LG Display America, Inc.	Australia and New Zealand Banking Group Limited	USD	80	84,424		—	—
	Standard Chartered Bank	USD	50	52,765		—	—
	Citibank	USD	200	211,060	USD	200	210,836
	Sumitomo Mitsui Banking Corporation	USD	180	189,954	USD	64	67,190
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	94,977	USD	4	4,255

		USD	3,470	3,661,892	USD	1,048	1,105,165

		USD	3,543	3,838,929	USD	1,048	1,105,165

		KRW	100,000			—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2013, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 15 million (￦15,830 million) with Korea Exchange Bank, USD 15 million (￦15,830 million) with China Construction Bank, JPY 1,000 million (￦10,047 million) with Woori Bank, USD 100 million (￦105,330 million) with Bank of China, USD 60 million (￦63,318 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦31,659 million) with Hana Bank and USD 30 million (￦31,659 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦8,970 million) and EUR 215 million (￦313,096 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 7 million (￦7,387 million), JPY 700 million (￦7,033 million), CNY 880 million (￦153,199 million), TWD 10 million (￦353 million) and PLN 0.2 million (￦70 million), respectively, for their local tax payments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

20.	Commitments, Continued

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦63,318 million) and JPY 8,000 million (￦80,373 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2013, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2013, the Controlling Company’s balance of advances received from a customer amount to USD 980 million (￦1,034,194 million) (2012: USD 1,380 million (￦1,478,118 million)) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 200 million (￦211,060 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 25 million (￦26,383 million) from the Export-Import Bank of Korea, the Controlling Company provided part of its OLED machinery as pledged assets.

21.	Legal Proceedings

(a)	Patent infringements

Industrial Technology Research Institute of Taiwan

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America, Inc. as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Controlling Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Controlling Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, on June 28, 2013, ITRI appealed the USITC’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2013. It is not possible to reasonably estimate an amount of potential loss, if any, because the USITC is not statutorily authorized to award damages in Section 337 investigations and the Controlling Company and LG Display America, Inc. do not anticipate any assessment of damages by the USITC regardless of the final outcome of the investigation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

21.	Legal Proceedings, Continued

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2013. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Contract Termination

Request for arbitration of Arkema France and its subsidiary

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Controlling Company. In April 2014, the Controlling Company reached a settlement with Arkema. The timing and amount of outflows are uncertain and the outcome depends upon the ICC arbitration proceedings.

(c)	Anti-trust investigation and litigation

In January 2010, the Controlling Company received notice of the antitrust investigation by the Secretariat of Economic Law of Brazil. To date, the investigation by the Secretariat of Economic Law of Brazil is ongoing. The timing and amount of outflows are uncertain and the outcome depends upon the investigation proceedings.

In August 2011, the Korea Fair Trade Commission (the “KFTC”) issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the KFTC imposed a fine on the Controlling Company and certain of its subsidiaries of approximately ￦31,378 million which the Controlling Company paid in February 2012. The Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. In February 2014, the Seoul High Court annulled the fining decision of the KFTC. In March 2014, the KFTC filed an appeal to the Supreme Court. Any future recovery of the previously paid fine will be recognized when it is virtually certain.

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Controlling Company is defending against nineteen Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington and Oregon. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

21.	Legal Proceedings, Continued

While the Group continues its vigorous defense of the various pending proceedings described above management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

22.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2012 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2011 to December 31, 2013.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2013 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Controlling Company for the years ended December 31, 2012 and 2013 are as follows:

Classification	December 31, 2012	December 31, 2013
	ADP System Co., Ltd.	ADP System Co., Ltd.
Subsidiaries of associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company

Hi Business Logistics Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.
LG Electronics Thailand Co., Ltd.

LG Electronics Taiwan Taipei Co., Ltd.

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.
LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

Classification	December 31, 2012	December 31, 2013
	LG Electronics Shenyang Inc.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics Shenyang Inc.
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics RUS, LLC
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics India Pvt. Ltd.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics do Brasil Ltda.	LG Electronics India Pvt. Ltd.
	LG Electronics (Hangzhou) Co., Ltd.	LG Electronics do Brasil Ltda.
	Inspur LG Digital Mobile Communications Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	Hi Logistics Europe B.V.	LG Electronics (Kunshan) Computer Co., Ltd.
	Hi Logistics (China) Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
Inspur LG Digital Mobile Communications Co., Ltd.
Hi Logistics Europe B.V.
Hi Logistics (China) Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Short-term benefits	￦	1,529	1,567	2,591
Expenses related to the defined benefit plan		396	173	1,139

	￦	1,925	1,740	3,730

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)	2011
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	755,643	—	1,174	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(In millions of won)	2011
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Other costs
Associates and its subsidiaries
New Optics LTD.	￦	29	210,397	—	4,641
LIG ADP Co., Ltd.		300	1,305	87,182	6,598
TLI Inc.		242	39,068	—	525
AVACO Co., Ltd.		336	1,072	211,573	6,312
Paju Electric Glass Co., Ltd.		4,401	958,229	—	13,495
LB Gemini New Growth Fund No. 16		850	—	—	—
SINPU (Guangzhou) Electronic Ltd.		—	272,429	—	—

	￦	6,158	1,482,500	298,755	31,571

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,547,985	73,891	237,105	34,398
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	112,694	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		19,623	—	—	—
LG Electronics Wroclaw Sp. z o.o.		683,892	—	—	—
LG Electronics Mlawa Sp. z o.o.		281,524	—	—	—
LG Electronics Vietnam Co., Ltd.		27,507	—	—	—
LG Electronics Thailand Co., Ltd.		66,589	—	—	—
LG Electronics Nanjing Display Co., Ltd.		439,663	—	—	253
LG Electronics RUS, LLC		257,397	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(In millions of won)	2011
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Other costs
LG Electronics do Brasil Ltda.		320,157	—	—	22
LG Electronics Reynosa, S.A. DE C.V.		883,377	—	—	—
LG Electronics Shenyang Inc.		87,542	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		44,868	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	20,509
Hi Logistics Europe B.V.		—	—	—	14,105
LG Innotek Co., Ltd.		4,709	241,219	—	9,295
LG Innotek Poland Sp. z o.o.		—	20,268	—	5
Qingdao LG Inspur Digital Communication Co., Ltd.		22,872	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		24,045	—	—	—
Others		—	1,822	—	3,376

	￦	3,276,500	263,309	—	47,565

	￦	5,586,286	1,819,700	537,034	113,534

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(In millions of won)	2012
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	663,297	—	—	147,880	24
Associates and its subsidiaries
New Optics LTD.	￦	8	164,152	—	—	6,426
LIG ADP Co., Ltd.		—	2,165	25,607	—	2,691
TLI Inc.		—	54,829	—	—	843
AVACO Co., Ltd.		204	719	88,510	—	4,993
AVATEC Co., Ltd.		—	—	—	7,580	2,529
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	4,704
Paju Electric Glass Co., Ltd.		—	1,052,850	—	—	6,667
Shinbo Electric Co., Ltd.		7,184	1,039,740	—	—	3
Narenanotech Corporation		—	358	39,027	—	12,624
Glonix Co., Ltd.		—	525	—	—	3,149
ADP System Co., Ltd.		—	454	9	—	179
YAS Co., Ltd.		—	—	28	—	102

	￦	7,396	2,315,792	153,181	7,580	44,910

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,622,289	61,233	148,665	—	22,045
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	116,974	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(In millions of won)	2012
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Vietnam Co., Ltd.		36,738	—	—	—	—
LG Electronics Thailand Co., Ltd.		86,944	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		250,656	—	—	—	—
LG Electronics RUS, LLC		467,962	—	—	—	—
LG Electronics do Brasil Ltda.		371,006	—	—	—	340
Hi Business Logistics Co., Ltd.		41	—	—	—	24,356
Hi Logistics Europe B.V.		—	—	—	—	11,941
LG Innotek Co., Ltd.		10,205	408,657	—	—	4,462
LG Innotek Poland Sp. z o.o.		—	23,024	—	—	—
LG Innotek (Guangzhou) Co., Ltd.		44,043	3,952	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		4,536	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		14,036	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		264,672	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		476,056	—	—	—	—
LG Electronics Shenyang Inc.		177,477	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		45,899	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		1,345,205	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		889,672	—	—	—	13
Others		—	3,041	—	—	2,711

	￦	4,602,122	438,674	—	—	43,823

	￦	6,895,104	2,815,699	301,846	155,460	110,802

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	493,701	—	—	166,571	2
Associates and their subsidiaries
New Optics LTD.	￦	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	666	8,743	—	3,102
TLI Inc.		—	58,881	—	—	1,473
AVACO Co., Ltd.		—	665	45,067	—	4,762
AVATEC Co., Ltd.		292	23	—	61,738	3,897
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	265
Paju Electric Glass Co., Ltd.		—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		880	—	—	—	—
Shinbo Electric Co., Ltd.		11,931	730,010	—	—	64,081
Narenanotech Corporation		300	328	2,061	—	412
Glonix Co., Ltd		—	5,209	—	—	115
ADP System Co., Ltd.		—	924	1,524	—	692
YAS Co., Ltd.		—	1,941	82,483	—	855

	￦	13,403	1,610,290	139,878	64,208	90,682

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,971,781	39,237	208,531	—	38,450
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	77
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing Display Co., Ltd.		437,771	—	—	—	—
LG Electronics RUS, LLC		632,009	—	—	—	—
LG Electronics do Brasil Ltda.		308,432	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	5,488
LG Innotek Co., Ltd.		6,139	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	5,937	—	—	151
LG Hitachi Water Solutions Co., Ltd.		—	—	29,344	—	406
Qingdao LG Inspur Digital Communication Co., Ltd.		32,585	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		59,715	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		289,670	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		365,054	—	—	—	—
LG Electronics Shenyang Inc.		156,577	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		34,139	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		795,326	—	—	—	300
LG Electronics Wroclaw Sp. z o.o.		872,763	—	—	—	104
Others		132	2,229	—	—	3,703

	￦	4,210,477	463,402	29,344	—	46,110

	￦	6,689,362	2,112,929	377,753	230,779	175,244

As a result of the amendment of IFRS 10, related parties’ consolidated statements of financial position as at January 1, 2012 and as of December 31, 2012 and related parties’ consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the years ended December 31, 2011 and 2012 are represented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2012 and 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2012		December 31, 2013	December 31, 2012	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.		92,870	66,855	168,620	104,119
Associates
New Optics LTD.	￦	—	—	26,807	8,998
LIG ADP Co., Ltd.		—	—	29,714	1,649
TLI Inc.		—	—	4,036	10,418
AVACO Co., Ltd.		—	—	83,756	15,390
AVATEC Co., Ltd.		—	—	5,523	10,041
AVATEC Electronics Yantai Co., Ltd.		—	—	484	1,122
Paju Electric Glass Co., Ltd.		—	—	168,845	108,379
Shinbo Electric Co., Ltd.		521	4,562	246,289	165,823
Narenanotech Corporation		—	—	43,022	1,766
Glonix Co., Ltd.		—	—	503	1,987
ADP System Co., Ltd.		—	—	585	1,410
YAS Co., Ltd.		—	—	863	17,156

	￦	521	4,562	610,427	344,139

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2012		December 31, 2013	December 31, 2012	December 31, 2013
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	190,663	278,165	63,645	74,085
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	4,181	7,414	—	—
LG Electronics Vietnam Co., Ltd.		9,413	8,827	—	—
LG Electronics Thailand Co., Ltd.		13,342	10,141	—	—
LG Electronics RUS, LLC		77,503	91,018	—	—
LG Innotek Co., Ltd.		563	3	111,851	84,727
Qingdao LG Inspur Digital Communication Co., Ltd.		530	24,671	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		2,156	15,824	—	—
LG Electronics Mexicali, S.A. DE C.V.		38,434	1,649	—	—
LG Electronics Mlawa Sp. z o.o.		98,452	55,908	—	—
LG Electronics Nanjing Display Co., Ltd.		71,679	79,978	—	216
LG Electronics Shenyang Inc.		53,653	25,578	—	—
LG Electronics Taiwan Taipei Co., Ltd		7,287	3,334	—	—
LG Electronics Reynosa, S.A. DE C.V.		56,493	5,027	25	—
LG Electronics Wroclaw Sp. z o.o.		29,695	11,736	—	—
Others		3,214	1,854	12,463	7,584

	￦	466,595	342,962	124,339	92,527

	￦	750,649	692,544	967,031	614,870

As a result of the amendment of IFRS 10, related parties’ consolidated statements of financial position as at January 1, 2012 and as of December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are represented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

24.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2011, 2012 and 2013.

(a)	Revenue by geography

(In millions of won)
Region	2011		2012	2013
Domestic	￦	1,963,501	2,149,646	2,691,826
Foreign
China		14,292,700	16,766,696	15,229,822
Asia (excluding China)		2,291,916	2,900,738	3,039,652
United States		2,216,695	3,209,225	2,446,128
Europe		3,526,477	4,403,363	3,625,607

		22,327,788	27,280,022	24,341,209

	￦	24,291,289	29,429,668	27,033,035

Sales to Company A and Company B constituted 26% and 23% of total revenue, respectively, for the year ended December 31, 2013 (2011: 20% and 17%, 2012: 23% and 22%). The Group’s top ten end-brand customers together accounted for 76% of sales for the year ended December 31, 2013 (2011: 71%, 2012: 71%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2012
	Property, plant and equipment		Intangible assets
Domestic	￦	12,002,578	488,678
Foreign
China		939,929	7,499
Others		165,004	1,425

Sub total	￦	1,104,933	8,924

Total	￦	13,107,511	497,602

(In millions of won)
Region	December 31, 2013
	Property, plant and equipment		Intangible assets
Domestic	￦	10,293,502	461,635
Foreign
China		1,367,276	5,440
Others		147,556	1,110

Sub total	￦	1,514,832	6,550

Total	￦	11,808,334	468,185

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

24.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2011		2012	2013
Panels for:
TFT-LCD televisions	￦	11,579,129	13,511,535	11,779,116
Desktop monitors		4,975,379	5,039,066	5,255,564
Tablet products		2,224,495	3,713,950	3,574,812
Notebook computers		3,246,002	3,667,192	2,818,572
Mobile and others		2,266,284	3,497,925	3,604,971

	￦	24,291,289	29,429,668	27,033,035

25.	Revenue

Details of revenue for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Sales of goods	￦	24,214,709	29,302,389	26,982,085
Royalties		60,594	37,783	19,405
Others		15,986	89,496	31,545

	￦	24,291,289	29,429,668	27,033,035

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

26.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Rental income	￦	6,325	7,253	10,373
Foreign currency gain		1,190,793	1,228,847	1,068,646
Gain on disposal of property, plant and equipment		740	5,925	9,620
Reversal of stock compensation cost		469	3	—
Reversal of impairment loss on intangible assets		—	—	296
Reversal of allowance for doubtful accounts		—	521	1,090
Commission earned		8,630	3,867	3,589
Others		16,588	14,529	15,818

	￦	1,223,545	1,260,945	1,109,432

(b)	Details of other expenses for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Other bad debt expense	￦	849	9	—
Foreign currency loss		1,220,143	1,095,280	987,868
Loss on disposal of property, plant and equipment		862	3,728	1,639
Impairment loss on property, plant and equipment		3,589	—	853
Loss on disposal of intangible assets		1,588	704	452
Impairment loss on intangible assets		5,574	40,012	1,661
Donations		16,564	15,350	16,514
Expenses related to legal proceedings or claims and others		151,322	458,957	259,601

	￦	1,400,491	1,614,040	1,268,588

27.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Salaries and wages	￦	1,719,035	2,006,603	2,084,579
Other employee benefits		383,197	397,122	410,253
Contributions to National Pension plan		54,118	59,332	61,788
Expenses related to defined benefit plan		113,970	138,879	159,453
Stock compensation cost		(469)	(3)	—

	￦	2,269,851	2,601,933	2,716,073

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

28.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Finance income
Interest income	￦	58,430	28,859	39,441
Dividend income		131	482	306
Foreign currency gain		148,144	260,265	141,975
Gain on disposal of investments in equity accounted investees		551	3,566	3,289
Gain on valuation of financial assets at fair value through profit or loss		10	—	—

	￦	207,266	293,172	185,011

Finance costs
Interest expense	￦	144,927	187,589	158,818
Foreign currency loss		180,395	193,483	198,980
Loss on disposal of available-for-sale securities		354	5,272	—
Loss on impairment of available-for-sale securities		—	6,392	—
Loss on disposal of financial assets at fair value through profit or loss		774	—	—
Loss on redemption of debentures		—	1,524	—
Loss on early redemption of debt		—	—	2,179
Loss on valuation of financial liabilities at fair value through profit or loss		1,935	—	—
Loss on sale of trade accounts and notes receivable		20,359	32,431	19,463
Loss on disposal of investments in equity accounted investees		321	—	2,411
Loss on impairment of investments in equity accounted investees		14,244	10,005	—

	￦	363,309	436,696	381,851

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)
	2011		2012	2013
Foreign currency translation differences for foreign operations	￦	47,443	(86,320)	(22,100)
Net change in unrealized fair value of available-for-sale financial assets		2,700	4,764	826
Tax effect		(1,101)	(1,043)	(225)

Finance costs recognized in other comprehensive income after tax	￦	49,042	(82,599)	(21,499)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

29.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)	2011		2012	2013
Current tax expense
Current year	￦	57,530	75,946	122,150
Adjustment for prior years		—	—	31,809

		57,530	75,946	153,959
Deferred tax expense (benefit)
Origination and reversal of temporary differences		(538,784)	(51,335)	42,004
Change in unrecognized deferred tax assets		188,190	197,569	215,369

		(350,594)	146,234	257,373

Income tax expense (benefit)	￦	(293,064)	222,180	411,332

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In millions of won)	2011
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	￦	2,700	(996)	1,704
Remeasurements of defined benefit liability		(23,732)	6,059	(17,673)
Exchange differences on translating foreign operations		47,443	(105)	47,338
Share of loss from sale of treasury stocks by associates		(214)	—	(214)

	￦	26,197	4,958	31,155

(In millions of won)	2012
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	￦	4,764	(974)	3,790
Remeasurements of defined benefit liability		(75,899)	18,325	(57,574)
Exchange differences on translating foreign operations		(86,320)	(69)	(86,389)
Share of loss from sale of treasury stock by associates		(48)	—	(48)

	￦	(157,503)	17,282	(140,221)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

29.	Income Taxes, Continued

(In millions of won)	2013
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	￦	826	(188)	638
Remeasurements of defined benefit liability		998	(334)	664
Exchange differences on translating foreign operations		(22,100)	(37)	(22,137)
Share of loss from sale of treasury stock by associates		(802)	—	(802)

	￦	(21,078)	(559)	(21,637)

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2011, 2012 and 2013 is as follows:

(In millions of won)	2011			2012		2013
Profit (loss) for the period	￦		(787,895)		236,345		418,973
Income tax expense (benefit)			(293,064)		222,180		411,332

Profit (loss) excluding income tax			(1,080,959)		458,525		830,305

Income tax (benefit) using the Controlling Company’s domestic tax rate		24.20%	(261,592)	24.20%	110,963	24.20%	200,934
Effect of tax rates in foreign jurisdictions		(0.30%)	3,259	3.53%	16,171	0.83%	6,858
Non-deductible expenses		(2.18%)	23,560	5.43%	24,882	1.87%	15,517
Tax credits		22.97%	(248,331)	(26.85%)	(123,126)	(6.05%)	(50,214)
Change in unrecognized deferred tax assets		(17.41%)	188,190	43.09%	197,569	25.94%	215,369
Adjustment for prior years		—	—	—	—	2.03%	16,877
Change in tax rates		0.71%	(7,689)	0.35%	1,593	—	—
Others		(0.88%)	9,539	(1.28%)	(5,872)	0.72%	5,991

Actual income tax expense (benefit)	￦		(293,064)		222,180		411,332

Actual effective tax rate			27.11%		48.46%		49.54%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2012 and 2013, in relation to the temporary differences on investments in subsidiaries amounting to ￦165,434 million and ￦148,224 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

As of December 31, 2012 and 2013, the tax basis of the Controlling Company’s investment in one subsidiary is greater than its financial statement carrying amount, which gave rise to deductible temporary differences amounting to ￦431,471 million and ￦428,524 million, respectively. The Controlling Company did not recognize deferred tax assets for these temporary differences because the possibility for these differences to reverse, through events such as disposing of the related investments in the foreseeable future, is less than probable.

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2013, the Controlling Company recognized deferred tax assets of ￦538,289 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31
	2014		2015	2016
Tax credit carryforwards	￦	304,717	165,006	59,076

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

30.	Deferred Tax Assets and Liabilities, Continued

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2012		December, 31, 2013	December, 31, 2012	December, 31, 2013	December, 31, 2012	December, 31, 2013
Other accounts receivable, net	￦	—	—	(2,063)	(2,476)	(2,063)	(2,476)
Inventories, net		10,075	18,866	—	—	10,075	18,866
Available-for-sale financial assets		285	98	—	—	285	98
Defined benefit obligation		38,573	72,709	—	—	38,573	72,709
Investments in equity accounted investees		7,619	2,972	—	—	7,619	2,972
Accrued expenses		81,802	83,571	—	—	81,802	83,571
Property, plant and equipment		171,881	189,422	—	—	171,881	189,422
Intangible assets		2,488	—	—	(1,207)	2,488	(1,207)
Provisions		12,979	11,460	—	—	12,979	11,460
Gain or loss on foreign currency translation, net		5,340	282	(958)	(957)	4,382	(675)
Others		34,344	13,473	(220)	(171)	34,124	13,302
Tax losses carryforwards		233,139	110,550	—	—	233,139	110,550
Tax credit carryforwards		699,529	538,289	—	—	699,529	538,289

Deferred tax assets (liabilities)	￦	1,298,054	1,041,692	(3,241)	(4,811)	1,294,813	1,036,881

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

30.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2012 and 2013 are as follows:

(In millions of won)	January 1, 2012		Profit or loss	Other compre- hensive income	December 31, 2012	Profit or loss	Other compre- hensive income	December 31, 2013
Other accounts receivable, net	￦	(3,738)	1,675	—	(2,063)	(413)	—	(2,476)
Inventories, net		15,915	(5,840)	—	10,075	8,791	—	18,866
Available-for-sale financial assets		1,259	—	(974)	285	1	(188)	98
Defined benefit obligation		21,877	(1,629)	18,325	38,573	34,470	(334)	72,709
Investments in equity accounted investees		4,307	3,312	—	7,619	(4,647)	—	2,972
Accrued expenses		72,965	8,837	—	81,802	1,769	—	83,571
Property, plant and equipment		133,720	38,161	—	171,881	17,541	—	189,422
Intangible assets		1,105	1,383	—	2,488	(3,695)	—	(1,207)
Provisions		11,618	1,361	—	12,979	(1,519)	—	11,460
Gain or loss on foreign currency translation, net		(17,697)	22,079	—	4,382	(5,057)	—	(675)
Debentures		6,059	(6,059)	—	—	—	—	—
Others		18,259	15,934	(69)	34,124	(20,785)	(37)	13,302
Tax losses carryforwards		329,068	(95,929)	—	233,139	(122,589)	—	110,550
Tax credit carryforwards		829,048	(129,519)	—	699,529	(161,240)	—	538,289

Deferred tax assets (liabilities)	￦	1,423,765	(146,234)	17,282	1,294,813	(257,373)	(559)	1,036,881

(f)	Non-adjusting events after the reporting period

On January 1, 2014, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦100 billion for the Controlling Company after 2014 was revised from 16% to 17%. As of December 31, 2013, the Controlling Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Controlling Company applied the 17% of minimum tax rate, deferred tax assets related to tax credit carryforwards would have decreased by ￦55,245 million

On January 1, 2014, certain municipal corporate income tax rules were amended and effective on the same date that resulted in excluding tax credits from the basis of determining municipal corporate income tax. Accordingly, starting for the annual periods from 2014, the Controlling Company will have larger municipal corporate income tax due to the impact from the income tax credits. If the amended municipal corporate income tax rules were applied at the end of 2013, deferred tax assets related to tax credit carryforwards would have decreased by ￦48,827 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

31.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2011, 2012 and 2013 are as follows:

(In won and No. of shares)
	2011		2012	2013
Profit (loss) attributable to owners of the Controlling Company	￦	(771,222,702,492)	233,204,398,428	426,118,222,180
Weighted-average number of common stock outstanding		357,815,700	357,815,700	357,815,700

Earnings (loss) per share	￦	(2,155)	652	1,191

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2011 to December 31, 2013.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2012 and 2013. In addition, there is no effect of dilutive potential common stocks due to the Controlling Company’s net loss for the year ended December 31, 2011.

32.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2011, 2012 and 2013 is as follows:

(In millions of won)
	2011		2012	2013
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦	1,177,809	(1,270,755)	(1,108,944)