Form 20-F
period 2014-12-31
LG Display Co., Ltd.
filed 2015-04-30
CIK 1290109

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Jeong Dong Kim

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

Telephone No.: +82-2-3777-1010

Facsimile No.: +82-2-3777-0785

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2013 and 2014 and for each of the years ended in the three-year period ended December 31, 2014 included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

All references to “Korean Won,” “Won” or “￦” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, all references to “R$” are to the currency of Brazil, and all references to “SG$” are to the currency of Singapore.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2014, which was ￦1,090.89 = US$1.00.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2013 and 2014 and for each of the years in the three-year period ended December 31, 2014 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2013 and 2014 included in the Form 6-K furnished to the SEC on February 25, 2015 is a profit of ￦1,163 billion and ￦1,357 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 25, 2015, which is not incorporated by reference to this annual report.

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

Consolidated statements of comprehensive income (loss) data

	Year ended December 31,
	2010		2011		2012		2013		2014		2014 (1)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	￦	25,512	￦	24,291	￦	29,430	￦	27,033	￦	26,456	US$	24,252
Cost of sales		(21,781)		(23,081)		(26,425)		(23,525)		(22,667)		(20,778)
Gross profit		3,731		1,210		3,005		3,508		3,789		3,474
Selling expenses		(846)		(728)		(814)		(732)		(747)		(685)
Administrative expenses (2)		(428)		(430)		(494)		(518)		(520)		(477)
Research and development expenses (2)		(768)		(816)		(785)		(1,096)		(1,164)		(1,067)
Profit (loss) before income tax		1,266		(1,081)		459		830		1,242		1,139
Income tax expense (benefit)		106		(293)		222		411		325		298
Profit (loss) for the year		1,159		(788)		237		419		917		841
Total comprehensive income (loss) for the year		1,178		(757)		97		397		843		773
Basic earnings (loss) per share		3,232		(2,155)		652		1,191		2,527		2.32
Diluted earnings (loss) per share		3,152		(2,155)		652		1,191		2,527		2.32

Consolidated statements of financial position data

	As of December 31,
	2010		2011		2012		2013		2014		2014 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	￦	1,631	￦	1,518	￦	2,339	￦	1,022	￦	890	US$	816
Deposits in banks		1,503		815		315		1,302		1,526		1,399
Trade accounts and notes receivable, net		3,001		2,740		3,334		3,129		3,444		3,157
Inventories		2,215		2,317		2,390		1,933		2,754		2,525
Total current assets		8,840		7,858		8,915		7,732		9,241		8,471
Property, plant and equipment, net		12,815		14,697		13,108		11,808		11,403		10,453
Total assets		23,858		25,163		24,456		21,715		22,967		21,053
Trade accounts and notes payable		2,962		3,783		4,147		3,000		3,392		3,109
Current financial liabilities		2,101		895		1,015		908		968		887
Other accounts payable		2,593		3,993		2,811		1,454		1,508		1,382
Total current liabilities		8,882		9,911		9,206		6,789		7,550		6,921
Non-current financial liabilities		2,543		3,722		3,441		2,995		3,279		3,006
Long-term advance received		945		669		1,050		427		—		—
Total liabilities		12,797		15,032		14,215		10,918		11,184		10,252
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,703
Retained earnings		7,031		6,063		6,239		6,663		7,455		6,834
Total equity		11,061		10,131		10,240		10,797		11,783		10,801

Other financial data

	Year ended December 31,
	2010		2011		2012		2013		2014		2014 (1)
	(in billions of Won, except for percentages)										(in millions of US$, except for percentages)
Gross margin (3)		14.6%		5.0%		10.2%		13.0%		14.3%		14.3%
Net margin (4)		4.5%		(3.2)%		0.8%		1.5%		3.5%		3.5%
EBITDA (5)	￦	4,200	￦	2,657	￦	5,087	￦	4,784	￦	4,795	US$	4,395
Capital expenditures		4,942		4,063		3,972		3,473		2,983		2,734
Depreciation and amortization (6)		2,926		3,651		4,469		3,834		3,492		3,201
Net cash provided by operating activities		4,884		3,666		4,570		3,585		2,865		2,626
Net cash used in investing activities		(4,515)		(3,494)		(3,688)		(4,504)		(3,451)		(3,163)
Net cash provided by (used in) financing activities		408		(278)		(48)		(391)		405		371

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Amortization expenses related to certain research and development activities included in “administrative expenses” for the years ended December 31, 2010 and 2011 have been reclassified as “research and development expenses” to conform to the criteria of classification for the years ended December 31, 2012, 2013 and 2014.
(3)	Gross margin represents gross profit divided by revenue.
(4)	Net margin represents profit (loss) for the year divided by revenue.
(5)	EBITDA is defined as profit (loss) for the year excluding interest expense, income tax expense (benefit), depreciation and amortization of intangible assets and interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the year, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the year to EBITDA is as follows:

	Year ended December 31,
	2010		2011		2012		2013		2014		2014 (1)
	(in billions of Won)										(in millions of US$)
Profit (loss) for the year	￦	1,159	￦	(788)	￦	237	￦	419	￦	917	US$	841
Interest income		(91)		(58)		(29)		(39)		(49)		(45)
Interest expense		100		145		188		159		110		101
Income tax expense (benefit)		106		(293)		222		411		325		298
Depreciation		2,757		3,413		4,196		3,598		3,222		2,954
Amortization of intangible assets		169		238		273		236		270		248

EBITDA	￦	4,200	￦	2,657	￦	5,087	￦	4,784	￦	4,795	US$	4,395

(6)	Includes amortization of intangible assets.

Operating data

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Number of panels sold by product category:
Televisions(1)	51,184	53,084	56,490	53,797	51,358
Notebook computers(2)	58,854	62,923	69,559	55,559	50,175
Desktop monitors(3)	49,336	50,247	51,819	49,986	43,848
Tablet computers(4)	11,875	35,640	56,526	63,840	50,995
Mobile and other applications(5)	188,193	164,702	164,409	162,011	216,479

Total	359,442	366,596	398,803	385,193	412,855

(1)	For the years ended December 31, 2010, 2011 and 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in the annual report on Form 20-F filed with the SEC on April 30, 2014. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories. For comparison purposes, the numbers of notebook computer, tablet computer and mobile and other application panels sold for the year ended December 31, 2010 included in this annual report were restated by us in the annual report on Form 20-F filed with the SEC on April 30, 2014.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year ended December 31,
	2010		2011		2012		2013		2014		2014 (6)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions(1)	￦	14,079	￦	11,579	￦	13,512	￦	11,795	￦	10,540	US$	9,662
Notebook computers(2)		3,621		3,246		3,667		2,819		2,669		2,447
Desktop monitors(3)		5,390		4,975		5,039		5,256		4,660		4,272
Tablet computers(4)		824		2,224		3,714		3,575		3,542		3,247
Mobile and other applications(5)		1,554		2,190		3,371		3,537		5,005		4,588

Total sales of goods	￦	25,468	￦	24,214	￦	29,303	￦	26,982	￦	26,416	US$	24,215
Royalties		23		61		38		19		15		14
Others		21		16		89		32		25		23

Revenue	￦	25,512	￦	24,291	￦	29,430	￦	27,033	￦	26,456	US$	24,252

(1)	For the years ended December 31, 2010, 2011 and 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in the annual report on Form 20-F filed with the SEC on April 30, 2014. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories. For comparison purposes, the revenue derived from the notebook computer, tablet computer and mobile and other application product categories for the year ended December 31, 2010 included in this annual report were restated by us in the annual report on Form 20-F filed with the SEC on April 30, 2014.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2014, which was ￦1,090.89 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 24, 2015, the noon buying rate was ￦1,075.85= US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year ended December 31,	At End of Period		Average Rate (1)		High		Low
	(Korean Won per US$1.00)
2010	￦	1,130.6	￦	1,158.7	￦	1,253.2	￦	1,104.0
2011		1,158.5		1,105.2		1,197.5		1,049.2
2012		1,063.2		1,119.6		1,185.0		1,063.2
2013		1,055.3		1,094.7		1,161.3		1,050.1
2014		1,090.9		1,052.3		1,117.7		1,008.9
October		1,073.0		1,060.3		1,074.4		1,043.9
November		1,112.1		1,097.9		1,114.7		1,077.0
December		1,090.9		1,102.6		1,117.7		1,080.8
2015 (through April 24)		1,075.9		1,098.2		1,135.7		1,075.3
January		1,104.3		1,088.1		1,109.1		1,075.3
February		1,100.7		1,101.5		1,112.8		1,086.8
March		1,107.7		1,112.9		1,135.7		1,095.7
April (through April 24)		1,075.9		1,088.1		1,100.4		1,075.9

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month (or portion thereof) is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels, which has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 6.2% from US$771 in 2012 to US$723 in 2013 and further decreased by 10.4% to US$648 in 2014 as the operation of new fabrication facilities by our competitors contributed to downward pricing pressure.

We attempt to counteract, at least in part, the effects of overcapacity in the industry by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix, which are relatively less affected by the industry-wide overcapacity problems affecting display panel products using older technologies, while also engaging in cost reduction efforts.

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

In the past, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of certain regional economies have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. A global economic downturn adversely affects demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products utilizing display panels, which in turn can lead them to reduce or plan reductions of their production. For example, in 2013 compared to 2012, demand for our products in terms of sales revenue and sales volume decreased due in part to inventory adjustments by our customers in light of lingering uncertainties in the global economic environment.

We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to another such economic downturn which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display (which was spun off from Samsung Electronics in 2012), Hydis Technologies, AU Optronics, Innolux, Chunghwa Picture Tubes, HannStar Display, BOE, China Star Optolectronics Technology, Japan Display, Sharp and Panasonic LCD.

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

We and our competitors each seek to establish our own products and technologies as the industry standards. For example, in the large-sized television panel market, we currently manufacture primarily 32-inch, 42-inch, 43-inch, 47-inch, 49-inch and 55-inch television panels and utilize FPR and white RGB, or WRGB, technologies for our 3D and organic light-emitting diode, or OLED, television panels, respectively. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions, such as 39-inch, 39.5-inch, 40-inch, 48-inch and 58-inch panels and utilize competing display panel technologies such as shutter glass and RGB technologies for their 3D and OLED television panels, respectively. If our competitors’ panels or the technologies they adopt become the market standard, we may lose market share and may not realize the expected return on our investments in the technologies we utilize in our display panels, which may have a material adverse effect on our financial condition and results of operations.

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

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our television panels utilizing OLED and ultra-high definition, or Ultra HD, technologies, Advanced High-Performance In-Place Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers and desktop monitors, curved OLED television panels utilizing WRGB OLED technology, smartphone and smartwatch panels utilizing flexible OLED technology and ultra-large displays for television and public display panels. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

We have developed differentiated sales and marketing strategies to promote our panels for differentiated specialty products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as ours, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products. We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for eighteen months from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 71% of our sales in 2012, 76% in 2013 and 79% in 2014.

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

We engage in related party transactions with LG Electronics and its affiliates:

•	Sales to LG Electronics – sales to LG Electronics and its subsidiaries, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 23.1%, 25.9% and 27.0% of our sales in 2012, 2013 and 2014, respectively.

•	Sales to LG International – sales to LG International Corp., our affiliated trading company, and its subsidiaries amounted to 5.0%, 5.4% and 3.5% of our sales in 2012, 2013 and 2014, respectively.

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

Our top ten end-brand customers together accounted for approximately 71% of our sales in 2012, 76% in 2013 and 79% in 2014. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International and its subsidiaries. Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. Although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

Consolidation and other changes at our end-brand customers could cause sales of our products to decline.

Mergers, acquisitions, divestments or consolidations involving our end-brand customers can present risks to our business, as management at the new entity may change the way they do business, including their transactions with us, or may decide not to use us as one of their suppliers of display panels. In addition, we cannot provide assurance that a combined entity resulting from a merger, acquisition or consolidation or a newly formed entity resulting from a divestment will continue to purchase display panels from us at the same level, if at all, as each entity purchased in the aggregate when they were separate companies or that a divested company will purchase panels from us at the same level, if at all, as prior to the divestment.

Our results of operations depend on our ability to keep pace with changes in technology.

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, the rapidly expanding mobile display market for smart devices such as smartphones and certain tablet computers has resulted in increased demand for display panels using new energy-efficient technologies that provide for greater resolutions, wider viewing angles, high light transmittance and stability of images even when used on a touchscreen device. We have introduced mobile display products based on AH-IPS, which have helped us quickly secure a leading role in this market.

While thin film transistor liquid crystal display, or TFT-LCD, technology undergoes continued innovation, we and our competitors are also developing new display technologies that depart from TFT-LCD technology, such as OLED technology. In particular, we and some of our competitors have already commenced mass production of OLED products. We began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively.

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

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 45.9%, 43.6% and 39.8% of our total revenue in 2012, 2013 and 2014, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 12.5%, 10.4% and 10.1% of our total revenue in 2012, 2013 and 2014, respectively, those who use our panels in their desktop monitors, which accounted for 17.1%, 19.4% and 17.6% of our total revenue in 2012, 2013 and 2014, respectively, those who use our panels in their tablet computers, which accounted for 12.6%, 13.2% and 13.4% of our total revenue in 2012, 2013 and 2014, respectively, and those who use our panels in their mobile and other applications, which accounted for 11.5%, 13.1% and 18.9% of our total revenue in 2012, 2013 and 2014, respectively. Although sales of our television panels decreased in 2013 and 2014 each as compared to the previous year, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

The introduction of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume is predominantly derived from the sale of display panels with TFT-LCD technology, new display technologies, such as OLED technology, are at various stages of development and production by us and other display panel makers. OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and may gain wider market acceptance for use in display panels for televisions, smartphones and tablet computers, and industrial and other applications, including public displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize panels with RGB and WRGB OLED technologies for small- and medium-sized products and large-sized products, respectively. We began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively.

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded the Gold Award for Display Application of the Year for our flexible OLED panels for smartphones, Silver Award for the Display of the Year for our 55-inch Full HD curved OLED panels for televisions and Best in Show Award for our product line-up of 55-inch, 65-inch and 77-inch Ultra HD curved OLED television panels in June 2014. While we aim to establish an early competitive edge in the market for OLED panels, the market for OLED panels is unsettled and in the early stages of development.

If OLED panels gain market acceptance as an alternative to TFT-LCD panels and we are unable to develop and commercialize OLED technology in a commercially viable and timely manner to offset declining sales of our TFT-LCD panels, or if customers prefer panels developed and manufactured by our competitors utilizing competing types of OLED technologies, such as RGB OLED technology for television panels, this would have a material adverse effect on our financial condition and results of operations. See also “—We operate in a highly competitive environment and we may not be able to sustain our current market position.” above.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we estimate that we will continue to incur significant capital expenditures for the enhancement of existing production facilities, including the construction of additional, and the conversion of existing, production lines, and the construction of new production facilities. In June 2012, we commenced mass production at our P9 fabrication facility. In response to and in anticipation of growing demand in the China market, we commenced mass production at our GP1 fabrication facility, our newest eighth-generation panel fabrication facility located in Guangzhou, China, in September 2014. In addition, in line with our goal of establishing an early competitive edge in the market for OLED panels, we began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively. In July 2012, we entered into an agreement with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our ￦1.2 trillion investment to convert a set of existing production lines in our P61 fabrication facility located in Gumi City that produced amorphous silicon, or a-Si, based TFT backplanes into production lines that produce low temperature polycrystalline silicon, or LTPS, based TFT backplanes. Mass production on the converted LTPS production lines, AP3, commenced in February 2014. In September 2013, we entered into another memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our additional ￦0.8 trillion investment to convert an additional set of a-Si production lines into LTPS production lines in our P61 fabrication facility to augment our AP3 production lines.

In 2014, our total capital expenditure on a cash out basis amounted to ￦3.0 trillion. In 2015, we currently expect that our total capital expenditures on a cash out basis will be similar to that of 2014 in anticipation of preparing for the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for our panels while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

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

From time to time, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects, could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or impair our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to building new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we increased our capacity at our Korean facilities by commencing mass production at our P9 fabrication facility in June 2012 and E2 production lines in December 2013. In addition, we converted existing production lines and established our AP3 production lines and commenced mass production of LTPS based displays for mobile devices in February 2014 and invested in additional production lines and established our E4 production lines and commenced mass production of OLED panels for televisions in December 2014. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, we commenced mass production at our module production plant at our GP1 fabrication facility in Guangzhou, China in September 2014. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

Sustained growth in the scope and complexity of our operations may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or building new plants as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenue. We may also incur opportunity costs if we misjudge the anticipated demand for certain display panel products and allocate our limited resources in increasing production capacity for such display panel products at the cost of maintaining existing or increasing production capacity of other display panel products that turn out to be more popular. In addition, failure to keep up with our competitors in future investments in next-generation panel fabrication facilities or in the upgrading of manufacturing capacity of existing facilities would impair our ability to effectively compete within the display panel industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

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

If earthquakes, tsunamis, floods or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as customers of our products, are located in Japan, which has suffered natural calamities such as earthquakes and tsunamis in the recent past. Any occurrence of such natural calamities in Japan or any other countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including Japan, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

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

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our display panels and the obsolescence of our existing display panel inventory. This can result in a decrease in the stated value of our panel inventory, which we value at the lower of cost or market value.

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

In November 2008, LG Display executed an agreement with the U.S. Department of Justice whereby LG Display and LG Display America pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of US$400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against LG Display and LG Display America and ordered the payment of US$400 million, which has since been paid. The agreement resolved all federal criminal charges against LG Display and LG Display America in the United States in connection with this matter, provided that LG Display continues to cooperate with the U.S. Department of Justice in connection with the ongoing proceedings.

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request. In February 2014, the European Union General Court reduced the fine to €210 million. In May 2014, LG Display filed an appeal with the European Court of Justice requesting annulment of the European Union General Court’s judgment and further reduction of the fine imposed by the European Commission’s decision, and in April 2015 the European Court of Justice upheld the decision of the European Union General Court.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. In August 2014, the Japan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. In August 2014, LG Display executed a settlement agreement with the Brazilian Administrative Council for Economic Defense (CADE), for R$33.9 million, which resolved all administrative charges against LG Display provided that it continues to cooperate with the ongoing investigation.

In December 2011, the Korea Fair Trade Commission imposed a fine of ￦31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. In February 2014, the Seoul High Court annulled the decision of the Korea Fair Trade Commission. In March 2014, the Korea Fair Trade Commission filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. In June 2014, the Supreme Court of Korea upheld the lower court’s decision.

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

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. As of April 29, 2015, LG Display has reached settlement with each of the attorneys general that has filed action.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc. (“Motorola”), and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. The cases were transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. As of April 29, 2015, LG Display has reached settlement with each of the plaintiffs mentioned above, except as to Motorola and Costco Wholesale Corp.

In January 2014, the United States District Court for the Northern District of Illinois granted defendants’ motion to dismiss nearly all of Motorola’s claims. Motorola appealed the decision to the Seventh Circuit Court of Appeals, which upheld the lower court’s decision in an order dated January 2015. In March 2015, Motorola filed a petition for writ of certiorari to the United States Supreme Court. As of April 29, 2015, the United States Supreme Court has not issued a decision regarding Motorola’s petition for review.

In October 2014, a jury in the United States District Court for the Western District of Washington rendered a verdict of approximately US$36.7 million for Costco Wholesale Corporation against LG Display and AU Optronics. As of April 29, 2015 the court has not entered judgment.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in Canadian provinces of British Columbia, Ontario and Quebec. The Ontario Superior Court of Justice certified the class in May 2011. We are pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been held in abeyance.

In December 2013, a class action complaint was filed in the Central District in Israel. We plan to vigorously defend against any claims asserted by the class.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result, and the amount of the assessment and/or remediation can be reasonably estimated. However, the actual outcomes may be materially different from those estimated as of December 31, 2014 and may have a material adverse effect on our operating results or financial condition.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2014, 96.3% of our sales were denominated in U.S. dollars. During the same period, 85.3% of our purchases of raw materials and components were denominated in U.S. dollars and 12.4% in Japanese Yen. In addition, 39.4% of our equipment purchases and construction costs were denominated in Korean Won, 34.4% in U.S. dollars, 14.3% in Japanese Yen and 11.6% in Chinese Renminbi.

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

In February 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI sought an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement. In October 2012, USITC issued a preliminary finding that LG Display and LG Display America had not infringed ITRI’s patents. In May 2013, USITC issued a final determination finding that the asserted patent was invalid and LG Display and LG Display America had not infringed ITRI’s asserted patent. ITRI appealed USITC’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). In June 2014, the CAFC affirmed the USITC’s determination of non-infringement.

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. LG Display is currently defending against their claims.

In March 2014, Surpass Tech Innovation LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. As of November 21, 2014, the case is stayed pending Inter Partes Review.

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

When exercising its rights as our largest shareholder, LG Electronics may take into account not only our interests but also its interests and the interests of its affiliates. LG Electronics’ interests may at times conflict with ours in a number of areas relating to our business, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics of significant influence over our management and affairs. See “Item 6.A. Directors and Senior Management” for a description of the composition of our current board of directors and senior management.

Labor unrest may disrupt our operations.

As of December 31, 2014, approximately 70.3% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

We may be exposed to potential claims for unpaid wages arising from the Supreme Court of Korea’s interpretation of ordinary wages.

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

Due in part to the decision, we incurred additional labor costs in the form of a one time increase in the base salaries of some of our employees in 2014. See “Item 5.A. Operating Results—Comparison of 2014 to 2013.” While we have not received any claims from our current or former employees for additional payments under the expanded scope of ordinary wages and anticipate that it is unlikely that any such claims would result in additional payments, if any such additional payments are incurred, they may have an adverse effect on our financial condition and results of operation.

We are subject to strict safety and environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted.

Our manufacturing processes involves hazardous materials and generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have enacted safety measures, engaged in employee education on handling such materials and installed various types of safety and anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. See “Item 4.B. Business Overview—Environmental Matters” for a description of the anti-pollution equipment that we have installed in our various facilities. However, we cannot provide assurance that our protocols will always be followed and safety or environmental related claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent safety or environmental standards. For example, in February 2015, we were issued a corrective order and assessed a fine of ￦276 million for violating the Occupational Health and Safety Act in connection with an accidental exposure of nitrogen gas at one of our production facilities in Paju, Korea in January 2015.

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, safety and environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 23,535,662 as of April 29, 2015. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In recent years, adverse conditions and volatility in certain regional financial markets, such as in Europe and Latin America, fluctuations in oil and commodity prices and the lingering weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. See “Item 9.C. Markets—The Korea Exchange.” Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in selected countries, such as Argentina, and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	any adverse economic impact from the scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the recent outbreak of the Ebola virus in west Africa;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	hostilities or political or social tensions involving oil producing countries in the Middle East or North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

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

North Korea’s economy also faces chronic challenges, which may further aggravate social and political pressures within North Korea. There can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

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

We are a leading innovator of thin-film transistor liquid crystal display, or TFT-LCD, OLED and other display panel technologies. We manufacture display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and various other applications, including mobile devices.

The origin of our display business, which first started with TFT-LCD panels, can be traced to the TFT-LCD research that began in 1987 at the Goldstar R&D Center, which was then part of LG Electronics Inc. TFT-LCD research continued at the Anyang R&D Center, a research and development center established by LG Electronics in 1990 in Anyang, Korea, which was subsequently moved to our Paju Display Cluster in 2008, and which today continues to lead our technology innovation efforts. In 1993, the TFT-LCD business division was launched within LG Electronics, and in September 1995 mass production of TFT-LCD panels began at P1, its first fabrication facility, producing mainly TFT-LCD panels for notebook computers and other applications. In December 1997, LG Semicon Inc., a subsidiary of LG Electronics, began mass production at P2, producing mainly TFT-LCD panels for notebook computers.

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages.

We have continued to develop our manufacturing process technologies and expand our production facilities. Each successive generation of our fabrication facilities has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-sized panels for televisions, in September 2014, we commenced mass production at our GP1 fabrication facility in Guangzhou, China, which is optimized to large-sized full HD and Ultra HD TFT-LCD panels for televisions. In addition, in June 2012, we commenced mass production at our P9 fabrication facility, which is optimized to produce display panels for high-end desktop monitors in response to demand for such display panels. In addition, due to the large number of fabrication facilities we operate, we have the flexibility to make strategic decisions based on market demand to convert existing production lines housed within a fabrication facility to manufacture display panels based on newer technologies. For example, we established our AP3 production lines by converting a set of existing production lines in our P61 fabrication facility, which originally produced a-Si based display panels, to produce LTPS based display panels for mobile devices and commenced mass production in February 2014.

We work closely with the local authorities where our fabrication facilities are located, and we have signed a number of memoranda of understandings, the latest one having been signed in September 2013, with Gumi City and North Gyeongsang Province for their administrative assistance in connection with the recent expansion and conversion of facilities in our Gumi Display Cluster.

With respect to our assembly facilities, from 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to better serve the needs of our global customers with manufacturing facilities in China. In January 2006, we commenced operations at a new assembly facility in Paju, Korea. In February 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In December 2007, we commenced mass production at our module production plant in Guangzhou.

For a description of cash outflows relating to our capital expenditures in the past three fiscal years, see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and mobile devices, including smartphones, and we are one of the world’s leading suppliers of high-definition, or HD, television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2014, we sold a total of 167.0 million display panels that are nine inches or larger. According to DisplaySearch, we had a global market share for display panels of nine inches or larger of approximately 27% based on sales revenue in 2014.

We currently operate fabrication facilities, which include separately designated sets of fabrication production lines housed in certain facilities, located in our Display Clusters in Gumi and Paju, Korea and in Guangzhou China, and four separately designated sets of fabrication production lines housed in certain facilities. We also currently operate module facilities located in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju) and Poland (Wroclaw). For a full description of our current facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

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

Our sales were ￦29,430 billion in 2012, ￦27,033 billion in 2013 and ￦26,456 billion (US$24,252 million) in 2014.

Technology Description

TFT-LCD Technology

A TFT-LCD panel consists of two thin glass substrates and polarizer films between which a layer of liquid crystals is deposited and behind which a light source called a backlight unit is mounted. The frontplane glass substrate is fitted with a color filter, while the backplane glass substrate, also called a TFT array, has many thin film transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the frontplane glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel.

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

Advanced High Performance IPS, or AH-IPS, is our next-generation IPS technology that integrates ultra-fine pitch technology and high transmittance technology, which allows for ultra-high resolution imagery, increased luminance and greater energy efficiency. For example, in April 2014, we produced a 5.5-inch quad high definition (“Quad HD”) smartphone panel, which has four times the resolution (538 pixels-per-inch) of a conventional HD panel. AH-IPS is currently utilized in our smartphone panels and other mobile display products, as well as certain of our panels for notebook computers, tablet computers and desktop monitors.

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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our OLED television panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels on our E3 production lines in January 2013 and mass production of OLED television panels on our E4 production lines in December 2014. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize LTPS backplane technology, as described in greater detail below.

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

We were the first company in the display industry to successfully adopt oxide TFT technology in large-sized OLED products, which has been a key factor in reducing the costs of manufacturing large-sized OLED panels in large quantities. Because the manufacturing process of oxide TFT-based OLED panels are similar to the process used to manufacture TFT-LCD panels, we are able to use our existing TFT-based production lines with relatively little modification to mass produce large-sized OLED panels.

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

3D Technology

Film-Type Patterned Retarder

Film-Type Patterned Retarder 3D, or FPR 3D, technology is utilized in display panels to display three-dimensional imagery when viewed with polarized glasses. A patterned retarder film polarizes images projected on the display panel into left and right images, which are then received by the respective side of the polarized glasses worn by the viewer to create a 3D effect. As both the right and left images are received simultaneously by the polarized glasses, there is no flicker effect commonly associated with display panels utilizing shutter glass technology, which projects left and right images in alternative succession. Since 3D television sets using our FPR 3D television panel products were first introduced to the market in March 2011, television sets using FPR 3D technology rapidly increased their market share. According to DisplaySearch, television sets using FPR 3D technology accounted for 51.3% of the global 3D television market in 2014.

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which utilize large-sized display panels ranging from 15 inches to 105 inches in size, including Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels;

•	Notebook computers, which utilize display panels ranging from 10.1 inches to 17.3 inches in size;

•	Desktop monitors, which utilize large-sized display panels ranging from 15 inches to 34 inches in size;

•	Tablet computers, which utilize display panels ranging from 5 inches to 19.5 inches in size; and

•	Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

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

Televisions

Our television display panels range from 15 inches to 105 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ￦13,512 billion, or 45.9% of our total revenue, in 2012, ￦11,795 billion, or 43.6% of our total revenue, in 2013 and ￦10,540 billion (US$9,662 million), or 39.8% of our total revenue, in 2014 and constituted our largest product category in each of the past three years. In 2014, our principal products in this category in terms of sales revenue consisted of 32-inch, 42-inch, 47-inch, 49-inch and 55-inch display panels.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers range from 10.1 inches to 17.3 inches in size in a variety of display formats and constituted our fifth largest product category in terms of sales revenue in 2014. Revenue from sales of our display panels for notebook computers was ￦3,667 billion, or 12.5% of our total revenue, in 2012, ￦2,819 billion, or 10.4% of our total revenue, in 2013 and ￦2,669 billion (US$2,447 million), or 10.1% of our total revenue, in 2014. In 2014, our principal products in terms of sales revenue in this category were 13.3-inch, 14.0-inch and 15.6-inch display panels.

Consumer demand for notebook computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality.

Desktop Monitors

Our desktop monitor display panels range from 15 inches to 34 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ￦5,039 billion, or 17.1% of our total revenue, in 2012, ￦5,256 billion, or 19.4% of our total revenue, in 2013 and ￦4,660 billion (US$4,272 million), or 17.6% of our total revenue, in 2014 and constituted our third largest product category in each of the past three years.

In recent years, consumer demand for larger desktop monitors has steadily grown. In 2014, our principal products in terms of sales revenue in this category were 21.5-inch, 23-inch and 27-inch display panels.

Tablet Computers

Our tablet computer display panels range from 5 inches to 19.5 inches in size in a variety of display formats and constituted our fourth largest product category in 2014. Revenue from sales of our display panels for tablet computers was ￦3,714 billion, or 12.6% of our total revenue, in 2012, ￦3,575 billion, or 13.2% of our total revenue, in 2013 and ￦3,542 billion (US$3,247 million), or 13.4% of our total revenue, in 2014.

After experiencing steady growth in consumer demand for tablet computers since they were first introduced, consumer demand has generally plateaued over the past year. In 2014, our principal products in terms of sales revenue in this category were display panels smaller than 10 inches.

Mobile and Other Applications

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. Display panels that are nine inches and smaller are referred to as small- and medium-sized panels, with those smaller than four inches being considered small-sized panels.

This has been our fastest growing category of products in terms of revenue growth in recent years, driven largely by an increase in demand for smartphone panels. Revenue from sales of our display panels for mobile and other applications was ￦3,371 billion, or 11.5% of our total revenue, in 2012, ￦3,537 billion, or 13.1% of our total revenue, in 2013 and ￦5,005 billion (US$4,588 million), or 18.9% of our total revenue, in 2014. In 2014, sales of panels for smartphones continued to constitute a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

Some of the panels we produce for industrial products, such as medical diagnostic equipment, are highly specialized niche products manufactured to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our display panels for mobile and other applications by assessing various business opportunities as they arise.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for approximately 71% of our sales in 2012, 76% in 2013 and 79% in 2014. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to 23.1%, 25.9% and 27.0%of our sales in 2012, 2013 and 2014, respectively.

In addition to our top ten end-brand customers, we sell our display panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted approximately 29% of our sales in 2012, 24% in 2013 and 21% in 2014, respectively.

The following table sets forth for the years indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year ended December 31,
	2012			2013			2014
	Sales		%	Sales		%	Sales		Sales(3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	￦	2,150	7.3%	￦	2,692	10.0%	￦	2,608	US$	2,391	9.9%
China		16,767	57.0		15,230	56.3		15,774		14,460	59.6
Europe		4,403	15.0		3,626	13.4		2,997		2,747	11.3
Asia (excluding China)		2,736	9.3		2,558	9.5		2,415		2,214	9.1
Americas		3,209	10.9		2,446	9.0		2,026		1,857	7.7
Others (1)		165	0.5		481	1.8		636		583	2.4

Total (2)	￦	29,430	100.0%	￦	27,033	100.0%	￦	26,456	US$	24,252	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Figures provided in this table include our revenue attributable to royalty and others.
(3)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2014, our sales and marketing force employed a total of approximately 1,500 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 3.5% in 2014. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

We generally provide a limited warranty to our end-brand customers, including the provision of replacement parts and warranty services for our products. Costs incurred under our warranty liabilities consist primarily of repairs. We set aside a warranty reserve based on our historical experience and future expectations as to the rate and cost of claims under our warranties.

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

According to DisplaySearch, in 2014, Korean display panel manufacturers had a market share of 48.3% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 33.7%, Chinese manufacturers had 11.1% and Japanese manufacturers had 6.9%. Our market share of the 9-inch or larger panel market based on revenue was approximately 27%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 68.5% of our cost of sales in 2012, 66.7% in 2013 and 64.9% in 2014. The key components and raw materials of our display products include glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

We maintain a strategic relationship with many of our material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. For example, we have invested, and currently hold a 46.0% equity interest, in New Optics Ltd., our supplier of backlight units.

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

Equipment, Suppliers and Third Party Processors

We depend on a limited number of equipment manufacturers for equipment tailored to specific requirements. Since our manufacturing processes depend on the quality and technological capacity of our equipment, we work closely with the equipment manufacturers in the design process to ensure that the equipment meets our specifications. The principal types of equipment we use to manufacture display panels include deposition equipment, steppers, developers and coaters.

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We maintain strategic relationships with many equipment manufacturers as part of our efforts to ensure quality while reducing costs. For example, we have invested, and currently hold a 23.0% equity interest in, Narae Nanotech Corporation, a Korean equipment manufacturer that supplies us with coaters.

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to local vendors. In 2014, approximately 80.8% of our equipment for our facilities in Korea was purchased from local vendors on an invoiced basis. We plan to maintain this localization effort as part of our sourcing diversification and cost reduction strategy. A large majority of the equipment purchased from overseas vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new fabrication facility, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our fabrication facilities to assist in the installation process to ensure proper operation. To date, we have not experienced any material problems with our equipment supplies or after-delivery services. In addition, we outsource certain manufacturing processes to third party processers from time to time to supplement our processing capacity, and in certain cases, we maintain strategic relationships with such third party processors. For example, we have invested, and currently hold a 16.0% equity interest, in AVATEC Co., Ltd., a third party processor that etches glass substrates.

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

Our quality assurance team works to ensure effective and consistent application of our quality control procedures, which include six-sigma quality control procedures, and to introduce new methodologies that could further enhance our quality control procedures. Our quality assurance programs have received accredited ISO/TS 16949 certifications. The ISO/TS certification process involves subjecting our manufacturing processes and quality management systems to reviews and observation for various fixed periods. ISO/TS certification is required by certain European countries and the United States in connection with sales of industrial products in those countries, and provides independent verification to our customers regarding the quality control measures employed in our manufacturing and assembly processes.

Insurance

We currently have property insurance coverage, including business interruption coverage for our production facilities in Gumi and Paju, Korea, for up to ￦2.5 trillion per claim, and for our GP1 fabrication facility located in Guangzhou China for up to US$1.3 billion per claim. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to ￦469 billion per claim. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances, or RoHS, Directive 2011/65/EU, which restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, including the European Union RoHS. For the more efficient operation of our waste water treatment equipment, we have also entered into an agreement with HiEntech, a wholly owned subsidiary of LG Electronics, for the operation of our water treatment system.

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

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for our P1 through P61 facilities and our module production plant in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization and KS 7001 and KS 7002 certifications from the Korean Standards Service network with respect to our environmental and energy management systems for our P1 through P9 facilities and our Gumi and Paju module production plants. Our module production plants in Nanjing, Yantai and Guangzhou, China have also received ISO 14001 certification. Our GP1 fabrication facility was the first plant in China to receive the “Green Plant” designation under China’s Green China Policy. Our GP1 fabrication facility has also received ISO 14001 and OHSAS 18001 certifications.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our GP1 fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment— Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and have committed to invest a total of approximately US$934 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2014:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411,000,000	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	2,936,759,345	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	511,071,000	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	1,654,693,079	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	April 2010	RMB	955,915,000	100%	100%
L&T Display Technology (Xiamen) Ltd.	Manufacturing and sales	China	January 2010	RMB	41,785,824	51%	51%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%
LG Display USA Inc.	Manufacturing and sales	U.S.A.	October 2011	US$	10,920,000	100%	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	Won	800,000,000	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	RMB	4,254,002,206	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9,000,000	100%	100%
Money Market Trust	Money market trust	Korea	December 2014	Won	18,100,000,000	100%	100%

N.B.	See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2014.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
P2	3.5	December 1997	Gumi, Korea	71,149	Automotive
P3	4	April 2000	Gumi, Korea	71,149	Mobile, Automotive
P4	5	March 2002	Gumi, Korea	93,278	Mobile, Notebook Computer, Desktop Monitor, Tablet Computer, Automotive
P5	5	May 2003	Gumi, Korea	93,278	Notebook Computer, Desktop Monitor, Tablet Computer
P61 (2)	6	August 2004	Gumi, Korea	288,602	Mobile, Desktop Monitor, Tablet Computer
P62	6	April 2009	Gumi, Korea	101,607	Notebook Computer, Desktop Monitor, Television
P7	7	January 2006	Paju, Korea	311,942	Television, Desktop Monitor
P8 (3)	8	March 2009	Paju, Korea	439,091	Television, Desktop Monitor
P9 (4)	8	June 2012	Paju, Korea	85,950	Desktop Monitor, Notebook Computer, Tablet Computer
GP1	8	September 2014	Guangzhou, China	330,678	Television

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	Gross floor area of P61 fabrication facility includes gross floor area of AP3 production lines.
(3)	Gross floor area of P8 fabrication facility includes gross floor area of AP2, E2 and E3 production lines.
(4)	Gross floor area of P9 fabrication facility includes gross floor area of E4 production lines.

For input substrate size, initial design capacity and year-end input capacity as a result of ramp-up for each of our fabrication facilities, please see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

Housed within certain fabrication facilities, we also operate separately designated fabrication production lines. The following table sets forth the size, location, primary use and capacity of our separately designated production lines.

Production Lines	Generation (1)	Mass Production Commencement	Location	Primary Types of Panels Produced
AP2	4	July 2010	P8	LTPS backplanes for mobile
AP3	6	February 2014	P61	LTPS backplanes for mobile
E2	4	December 2013	P8	OLED mobile
E3	8	January 2013	P8	OLED television
E4	8	December 2014	P9	OLED television

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes.

We also currently operate module assembly facilities located in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju) and Poland (Wroclaw). In addition, we operate a research and development facility in Paju, Korea, which we refer to as the R&D Center. We opened the R&D Center in April 2012 to consolidate our research and development efforts for next-generation display technologies. The following table sets forth the size of our R&D Center and module assembly facilities.

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	69,857	Not applicable (opened in April 2012)
Gumi assembly facility	164,210	January 1995
Nanjing assembly facility	165,002	May 2003
Paju assembly facility	223,664	January 2006
Wroclaw assembly facility	106,928	February 2007
Guangzhou assembly facility	139,590	December 2007
Yantai assembly facility	78,285	May 2010

Capital Expenditures

We currently expect that, in 2015, our total capital expenditures on a cash out basis will be similar to last year’s amount of ￦3.0 trillion in anticipation of preparing for the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for our panels while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for TFT-LCD and OLED panels. With respect to the TFT-LCD industry, the industry grew from 586 million units in 2004 to 3,013 million units in 2014 and market revenue grew from US$49 billion to US$112 billion during the same period according to DisplaySearch.

While the display industry is predominantly constituted of TFT-LCD panels, the industry in recent years has witnessed the introduction of display panels based on new technologies, such as OLED technology, that could potentially compete with TFT-LCD panels. In particular, we and some of our competitors have already commenced mass production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 95% of industry revenue from global sales of OLED panels in 2014. These small-sized OLED panels compete with more advanced TFT-LCD products such as our AH-IPS products. However, as of 2014, the OLED market was relatively small compared to the TFT-LCD market. According to DisplaySearch, 265 million OLED panel units that are less than nine inches were sold in 2014, with market revenue of approximately US$9.2 billion in that same year. We believe, however, that the market may change rapidly as large-sized OLED panels are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. In December 2014, we commenced mass production of 55-inch, 65-inch and 77-inch Ultra HD OLED television panels on our E4 production lines.

While the display industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, display panel manufacturers have increased display area fabrication capacity rapidly. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for display panels in some past periods.

According to DisplaySearch, the display industry for panels that are nine inches or larger contracted in 2013 compared to 2012, with total market revenue decreasing from US$84 billion in 2012 to US$73 billion in 2013. The average selling price of those panels decreased during the same period by 5% from approximately US$111 in 2012 to approximately US$105 in 2013. In 2014, the display industry for panels that are nine inches or larger expanded slightly, with total market revenue increasing to US$74 billion. The average selling price of those panels further decreased during the same period by 2% to approximately US$103 in 2014.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. As part of our strategy, we have been proceeding with the construction of new fabrication facilities and additional investments to upgrade and convert existing facilities and production lines to produce differentiated specialty display panels based on newer technologies that command higher premiums. For example, we started mass production at our P9 fabrication facility in June 2012, our AP3 production lines in February 2014, our GP1 fabrication facility in Guangzhou, China in September 2014 and our E4 production lines in December of 2014.

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated greater amounts of our resources to the development and production of OLED television panels, public display panels, display panels utilizing AH-IPS technology for various tablet computers, smartphones, notebook computers, desktop monitors and other applications and flexible OLED technology for smartphones and smartwatches. In particular, we are deploying greater resources into large-sized flat and curved OLED television panels to establish an early competitive edge in such market.

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

Facility	Primary Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates	Year-end Input Capacity(1)
		per month)	2012	2013	2014
			(in input substrates per month)
P1(2)	370x470	30,000	12,000	N/A	N/A
P2	590x670	60,000	76,000	79,000	84,000
P3	680x880	60,000	82,000	84,000	85,000
P4	1,000x1,200	60,000	149,000	131,000	125,000
P5	1,100x1,250	60,000	134,000	109,000	129,000
P61(3)	1,500x1,850	90,000	159,000	132,000	93,000
P62	1,500x1,850	60,000	63,000	59,000	50,000
P7	1,950x2,250	90,000	202,000	197,000	224,000
P8(4)	2,200x2,500 730x920	339,000	409,000	395,000	401,000
P9(5)	2,200x2,500	60,000	58,000	58,000	51,000
GP1	2,200 x 2,500	60,000	N/A	N/A	78,000

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	We ceased production and closed P1 in July 2013.
(3)	Includes input capacity of AP3 production lines.
(4)	Includes input capacity of AP2, E2 and E3 production lines.
(5)	Includes input capacity of E4 production lines.

Our cash outflows for capital expenditures amounted to ￦3,972 billion in 2012, ￦3,473 billion in 2013 and ￦2,983 billion (US$2,734 million) in 2014. Such capital expenditures relate mainly to the construction and equipping of our P9 and GP1 fabrication facilities and E2, E3 and AP3 production lines, as well as continuing investments to expand our module production facilities in Gumi, in 2012, the construction and equipping of our E4 production lines, as well as continued investments in our GP1 fabrication facility and E2, E3 and AP3 production lines, in 2013 and continued investments in our GP1 fabrication facility and E3, AP3 and E4 production lines in 2014. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue decreased from 14.3% in 2012 to 13.3% in 2013 and decreased to 12.2% in 2014. The increase in 2013 compared to 2012 was primarily due to the end of the estimated useful life of certain machinery and equipment assets in our P8 and P62 fabrication facilities. The decrease in 2014 compared to 2013 was primarily due to the end of the estimated useful life of certain machinery and equipment assets in the second expansion to our P8 fabrication facility and AP2 production lines. We currently expect that, in 2015, our total capital expenditures on a cash out basis will be similar to last year’s amount of ￦3.0 trillion in anticipation of preparing for the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for our panels while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

Since inception we have designed our fabrication facilities in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabrication facilities capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabrication facilities, thereby lowering costs. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2014, we purchased approximately 81% of our equipment for our facilities in Korea from local suppliers on an invoiced basis. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

We also continue to make various process improvements at our fabrication facilities, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from four to three with respect to certain models, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabrication facilities without significant capital investment, thus enabling us to reduce fixed costs on a per panel basis. In addition, in commencing mass production of large-sized OLED products, we have made modifications to certain of our existing TFT-LCD production lines to convert them into OLED panel production lines. Because our large-sized OLED panels employ oxide TFT backplane technology, which can be produced using manufacturing processes similar to the processes used to manufacture TFT-LCD panels, relatively little modification has been necessary, thereby reducing the costs of additional investments needed for the conversion of our production lines.

Raw materials comprise the largest component of our costs. In 2014, approximately 79.5% of the raw materials procured for our facilities in Korea were sourced from local suppliers. To the extent overseas suppliers are able to provide raw materials at competitive prices, we intend to diversify our supplier base by also procuring raw materials from such overseas suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped, decreased by 9.2% from US$693 in 2012 to US$629 in 2013 and further decreased by 11.6% to US$556 in 2014.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television and desktop panel markets, and a shift toward differentiated specialty products based on newer technologies, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and smartphones. In response to such market trends, we have increased our production capacity and sales of larger-sized panels, as well as developing and commercializing differentiated specialty products for a variety of applications. For example, with respect to our television panel product portfolio, we increased sales of our large-sized panels and the proportion of sales of our 47-inch, 49-inch and 55-inch television panels in our product mix increased between 2012 and 2014 in order to meet increased demand for large-sized television panels. In addition, with respect to our desktop monitor products, we have expanded our product portfolio to offer panels with full high-definition, or Full HD, resolution ranging from 21.5 inches to 34 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, in order to capture the market for large-size desktop monitors. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, tablet computer panels with AH-IPS technology with increasingly higher resolution and other features, smartphone and smartwatch panels utilizing flexible OLED technology and large-sized curved television panels utilizing our FPR 3D, Ultra HD and OLED technologies.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2012			2013			2014
	Sales		%	Sales		%	Sales		Sales(6)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions(1)	￦	13,512	45.9%	￦	11,795	43.6%	￦	10,540	US$	9,662	39.8%
Notebook computers(2)		3,667	12.5		2,819	10.4		2,669		2,447	10.1
Desktop monitors(3)		5,039	17.1		5,256	19.4		4,660		4,272	17.6
Tablet computers(4)		3,714	12.6		3,575	13.2		3,542		3,247	13.4
Mobile and other applications(5)		3,371	11.5		3,537	13.1		5,005		4,588	18.9

Sales of goods	￦	29,303	99.6%	￦	26,982	99.8%	￦	26,416	US$	24,215	99.8%
Royalties and others		127	0.4		51	0.2		40		37	0.2

Revenue	￦	29,430	100.0%	￦	27,033	100.0%	￦	26,456	US$	24,252	100.0%

(1)	For the year ended December 31, 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in the annual report on Form 20-F filed with the SEC on April 30, 2014. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2012		2013		2014
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions (1)	56,490	14.2%	53,797	14.0%	51,358	12.4%
Notebook computers (2)	69,559	17.4	55,559	14.4	50,175	12.2
Desktop monitors (3)	51,819	13.0	49,986	13.0	43,848	10.6
Tablet computers (4)	56,526	14.2	63,840	16.6	50,995	12.4
Mobile and other applications (5)	164,409	41.2	162,011	42.1	216,479	52.4

Total	398,803	100.0%	385,193	100.0%	412,855	100.0%

(1)	For the year ended December 31, 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in the annual report on Form 20-F filed with the SEC on April 30, 2014. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, decreased by 4.7% from ￦73,477 per panel in 2012 to ￦70,048 in 2013 and further decreased by 8.7% to ￦63,984 (US$59) in 2014. In 2013 compared to 2012, our average selling price decreased primarily due to industry-wide overcapacity coupled with inventory adjustments by our customers of television panels in particular, which was partly in response to the expiration of a Chinese government sponsored consumer rebate program for purchases of energy efficient televisions in May 2013, resulted in downward pricing pressure. In 2014 compared to 2013, our average selling price decreased primarily due to increases in the proportion of our mobile and other application panel units, which generally have lower selling prices relative to our larger panels in other product categories, and the proportion of our television panel units in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, sold in our product mix during the same period.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (6)
	Year ended December 31,
	2012		2013		2014 (7)
Televisions (1)	￦	239,193	￦	219,250	￦	205,226	US$	188
Notebook computers (2)		52,718		50,739		53,194		49
Desktop monitors (3)		97,242		105,149		106,276		97
Tablet computers (4)		65,704		55,999		69,458		64
Mobile and other applications (5)		20,504		21,832		23,120		21
All panels		73,477		70,048		63,984		59

(1)	For the year ended December 31, 2012, includes television sets manufactured and sold by our joint venture company L&T Display Technology (Xiamen) Limited.
(2)	Includes panels for semi-finished products manufactured by our joint venture company LUCOM Display Technology (Kunshan) Ltd.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in the annual report on Form 20-F filed with the SEC on April 30, 2014. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(6)	Average selling price for each market represents revenue per market divided by unit sales per market.
(7)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 6.2% from US$771 per square meter of net display area in 2012 to US$723 in 2013. In 2014, our average revenue per square meter of net display area shipped further decreased by 10.4% to US$648.

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories increased by 55.1% from ￦136 billion in 2012 to ￦211 billion in 2013 and further increased by 57.8% to ￦333 billion (US$305 million) in 2014. The increases were due in part to the increase in demand for differentiated specialty panels with high-end specifications. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. As of December 31, 2012, 2013 and 2014, unused tax credit carryforwards of ￦429 billion, ￦529 billion and ￦325 billion (US$298 million), respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of ￦100 billion in unrecognized tax credit carryforwards in 2013 compared to 2012 was due to lowered estimates of future taxable income and an increase in the minimum applicable income tax from 14% in 2012 to 16% in 2013. The decrease of ￦204 billion in unrecognized tax credit carryforwards in 2014 compared to 2013 was due to the expiration of unrecognized tax credit carryforwards, which was offset in part by an increase in the minimum applicable income tax from 16% in 2013 to 17% in 2014. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions –Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2012 to 2014. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ￦55 billion, ￦47 billion and ￦52 billion (US$48 million) as of December 31, 2012, 2013 and 2014, respectively. Warranty expenses increased from ￦106 billion in 2012 to ￦117 billion in 2013 and further increased to ￦188 billion (US$172 million) in 2014 largely due to certain defects in our products equipped with newer technologies.

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

We review the carrying amounts of long-lived assets or cash-generating units at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the relevant asset or cash generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. In 2012, we recognized impairment losses of ￦40.0 billion resulting primarily from lowered estimates of economic benefits from certain goodwill and in-process research and development assets. In 2013, we recognized impairment losses of ￦2.5 billion. In 2014, we recognized impairment losses of ￦8.6 billion (US$7.9 million) resulting primarily from lowered estimates of ecnonomic benefits from certain property, plant and equipment assets. Impairment loss is recognized as other expenses.

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

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal proceedings and governmental investigations incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize provisions for claims, assessments, litigation, fines, and penalties and other sources when there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of our resources will result, and the amount of the assessment and/or remediation can be reasonably estimated. In determining whether a provision should be recognized, we evaluate, among other factors, whether it is more likely than not that our defense to a claim will be successful and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. We estimate the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Revisions to estimates may significantly impact future net income. If any of the legal proceedings or governmental investigations results in an outcome that differs from our estimates, we may incur charges in excess of the recorded provisions for such proceeding or investigation and our results of operations or financial position may be materially adversely affected. We recognized provisions for litigation and claims amounting to ￦201 billion, ￦157 billion and ￦148 billion (US$136 million) in the statements of financial position as of December 31, 2012, 2013 and 2014, respectively. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2012		%	2013		%	2014		2014(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	￦	29,430	100.0%	￦	27,033	100.0%	￦	26,456	US$	24,252	100.0%
Cost of sales		(26,425)	89.8		(23,525)	87.0		(22,667)		(20,778)	85.7
Gross profit		3,005	10.2		3,508	13.0		3,789		3,474	14.3
Selling expenses		(814)	2.8		(732)	2.7		(747)		(685)	2.8
Administrative expenses		(494)	1.8		(518)	1.9		(520)		(477)	2.0
Research and development expenses (2)		(785)	2.6		(1,096)	4.1		(1,164)		(1,067)	4.4
Other income		1,261	4.3		1,109	4.1		1,072		983	4.1
Other expenses		(1,614)	5.5		(1,269)	4.7		(1,095)		(1,004)	4.1
Finance income		293	1.0		185	0.7		105		96	0.4
Finance costs		(437)	1.5		(382)	1.4		(216)		(198)	0.8
Equity income on investments, net		44	0.1		25	0.1		18		17	0.1
Profit before income tax		459	1.6		830	3.1		1,242		1,139	4.7
Income tax expense		222	0.8		411	1.5		325		298	1.2
Profit for the year		237	0.8		419	1.5		917		841	3.5

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2014 to 2013

Revenue

Our revenue decreased by 2.1% from ￦27,033 billion in 2013 to ￦26,456 billion (US$24,252 million) in 2014. The decrease in revenue resulted from decreases in revenue from sales of panels for televisions, notebook computers, desktop monitors and tablet computers, which were in turn mainly due to a decrease in the number of those panels sold, coupled with a decrease in the average selling price of panels for televisions, offset in part by an increase in revenue derived from sales of panels for mobile and other applications. In particular:

•	Demand for our large-sized television panels, comprising 42-inch and larger panels, which category includes three of our four top selling television panels in 2014 in terms of sales volume, namely 42-inch, 49-inch and 55-inch panels, grew in 2014 compared to 2013, leading to an increase in the number of those panels sold by 24.6% from approximately 28.1 million panels in 2013 to approximately 35.0 million panels in 2014. The increase in the number of our large-size television panels sold more than offset a decrease in the average selling price of those panels during the same period, resulting in an increase in revenue derived from those panels. However, the increase in revenue derived from our large-size television panels was more than offset by a decrease in revenue derived from our small-sized television panels over the same period, which was due to decreases in both the sales volume and average selling price of those panels, resulting in an overall decrease in revenue from television panel sales.

•	Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in 2014 in terms of sales volume, namely 13.3-inch, 14-inch and 15.6-inch panels, fell in 2014 compared to 2013, resulting in a decrease in the number of those panels sold by 10.3% from approximately 53.3 million panels in 2013 to 47.8 million panels in 2014. The decrease in the number of those panels sold more than offset an increase in the in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels.

•	The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, which category includes three of our four top selling desktop monitor panels in terms of sales volume, namely 21.5-inch, 23-inch and 27-inch panels, decreased by 6.4% from approximately 33.0 million panels in 2013 to 30.9 million panels in 2014. The average selling price of those panels decreased slightly during the same period, together resulting in a decrease in revenue derived from those panels. The revenue derived from our small-sized desktop monitor panels similarly decreased during the same period as the number of those panels sold decreased by 23.5% from 17.0 million in 2013 to 13.0 million in 2014 and the average selling price of those panels also decreased during the same period.

•	Demand for our tablet computer panels smaller than 10 inches fell in 2014 compared to 2013, leading to a decrease in the number of those panels sold by 18.5% from 61.7 million panels in 2013 to 50.3 million panels in 2014. However, the decrease in the number of those panels sold was more than offset by an increase in the average selling price of those panels during the same period, resulting in an increase in revenue derived from those panels.

•	In our mobile and other applications category, we experienced continued growth in demand for large smartphone panels in 2014 compared to 2013. For example, the number of units sold of panels in this category that are between 3.2 inches and 6 inches, which category includes all of our smartphone panels and accounts for more than 80% of our sales volume and amount in this category, increased by 43.1% from approximately 137.5 million panels in 2013 to 196.7 million panels in 2014. The average selling price of those panels also increased, together resulting in a significant increase in revenue derived from those panels.

Revenue attributable to sales of panels for televisions decreased by 10.6% from approximately ￦11,795 billion in 2013 to approximately ￦10,540 billion (US$9,662 million) in 2014, resulting from decreases in both the number of units sold and average selling price of panels in this category in 2014 compared to 2013. The average selling price of panels for televisions decreased by 6.4% from approximately ￦219,250 in 2013 to approximately ￦205,226 (US$188) in 2014, and the total unit sales of panels in this category decreased by 4.5% from approximately 53.8 million panels in 2013 to approximately 51.4 million panels in 2014. The decrease in revenue attributable to sales of panels for televisions primarily reflected a decrease in the average selling price mainly due to an increase in the proportion of our television panels sold in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, and increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors, in particular with respect to the market for small-sized television panels in 2014 compared to 2013. Notwithstanding the overall decreases in revenue and sales volume of our television panels, the revenue and sales volume of our television panels that are more than 42-inch in size increased over the same period, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels.

Revenue attributable to sales of panels for notebook computers decreased by 5.3% from approximately ￦2,819 billion in 2013 to approximately ￦2,669 billion (US$2,447 million) in 2014, resulting from a decrease in the number of units sold in this category in 2014 compared to 2013, partially offset by an increase in the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels for notebook computers decreased by 9.7% from approximately 55.6 million panels in 2013 to approximately 50.2 million panels in 2014, whereas the average selling price of panels in this category increased by 4.8% from approximately ￦50,739 in 2013 to approximately ￦53,194 (US$49) in 2014. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a continued general shift in consumer demand for large smartphones as alternatives to notebook computers for mobile computing applications, which in turn results in a similar shift in market demand for mobile panels over notebook computer panels, partially offset by the increase in the average selling price of panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for notebook computer panels.

Revenue attributable to sales of panels for desktop monitors decreased by 11.3% from approximately ￦5,256 billion in 2013 to approximately ￦4,660 billion (US$4,272 million) in 2014, resulting from a decrease in the number of units sold in this category in 2014 compared to 2013, partially offset by a slight increase in the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels for desktop monitors decreased by 12.4% from approximately 50.0 million panels in 2013 to approximately 43.8 million panels in 2014, whereas the average selling price of panels in this category increased by 1.1% from approximately ￦105,149 in 2013 to approximately ￦106,276 (US$97) in 2014. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from a general decrease in demand for desktop monitors in light of increased competition among other consumer computer screen devices, partially offset by an increase in the average selling price of our desktop monitor panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as ultra-wide 21:9 screen aspect ratio and FPR 3D, in our product mix for desktop panels.

Revenue attributable to sales of panels for tablet computers decreased slightly by 0.9% from approximately ￦3,575 billion in 2013 to approximately ￦3,542 billion (US$3,247 million) in 2014, resulting from a decrease in the number of units sold in this category in 2014 compared to 2013, partially offset by an increase in the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels for tablet computers decreased by 20.1% from approximately 63.8 million panels in 2013 to approximately 51.0 million panels in 2014, whereas average selling price of panels in this category increased by 24.0% from approximately ￦55,999 in 2013 to approximately ￦69,458 (US$64) in 2014. The decrease in revenue attributable to sales of panels for tablet computers reflected a maturing of the consumer market and plateauing of demand for tablet computers in general and the consolidation of consumer demand around certain sizes and models of tablet computers. Notwithstanding the overall slight decrease in revenue derived from our tablet computer panels, the revenue of our tablet computer panels less than 10-inch in size increased over the same period as the average selling price of certain of those panel with differentiated specialty features increased, which offset the decrease in the number of those panels sold during the same period.

Revenue attributable to sales of panels for mobile and other applications increased significantly by 41.5% from approximately ￦3,537 billion in 2013 to approximately ￦5,005 billion (US$4,588 million) in 2014, resulting from increases in both the number of units sold and the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels in this category increased by 33.6% from approximately 162.0 million in 2013 to approximately 216.5 million in 2014, and the average selling price of panels for mobile and other applications increased by 5.9% from approximately ￦21,832 in 2013 to approximately ￦23,120 (US$21) in 2014. The increase in the average selling price primarily reflected a shift in our product mix toward large smartphone panels equipped with newer technologies, such as flexible OLED and Quad HD, and meet more advanced performance specifications, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others decreased by 21.6% from ￦51 billion in 2013 to ￦40 billion (US$37 million) in 2014. The decrease was due to a decrease in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ￦32 billion in 2013 to ￦25 billion (US$23 million) in 2014, as well as a decrease in royalties from ￦19 billion in 2013 to ￦15 billion (US$14 million) in 2014.

Cost of Sales

Cost of sales decreased by 3.6% from ￦23,525 billion in 2013 to ￦22,667 billion (US$20,778 million) in 2014. The decrease in our cost of sales in 2014 compared to 2013 was attributable mainly due to decreases in raw materials and component costs and depreciation and amortization costs, resulting mainly from the end of estimated useful life of certain machinery and equipment assets in our AP2 production lines and the second expansion to our P8 fabrication facilities in 2014 and a decrease in our capital expenditures in 2014 compared to 2013 contributed to the decrease in cost of sales during the same period. Such decreases more than offset increases related to selling more panel units and increases in overhead and labor costs in 2014 compared to 2013.

As a percentage of our total cost of sales, raw materials and component costs and depreciation and amortization costs decreased from 66.7% and 15.6%, respectively, in 2013 to 64.9% and 14.0%, respectively, in 2014, while overhead costs and labor costs increased from 9.8% and 8.3%, respectively, in 2013 to 11.7% and 9.8%, respectively, in 2014.

As a percentage of revenue, cost of sales decreased from 87.0% in 2013 to 85.7% in 2014. The decrease in our cost of sales as a percentage of revenue in 2014 compared to 2013 was attributable to an increase in the proportion of our high margin, differentiated specialty panels based on newer technologies in our product mix during the same period.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 11.6% from US$629 per square meter of net display area in 2013 to US$556 in 2014. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 10.1% from ￦61,073 in 2013 to ￦54,903 (US$50) in 2014 due in part to increases in the proportion of our mobile and other application panel units, which generally have lower cost of sales per panel relative to our larger panels in other product categories, and the proportion of our television panel units in open cell form without backlight units, which generally have lower cost of sales per panel relative to television panels in module form with backlight units, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 8.0% from ￦3,508 billion in 2013 to ￦3,789 billion (US$3,474 million) in 2014, and our gross margin improved from 13.0% in 2013 to 14.3% in 2014. Even though our revenue decreased in 2014 compared to 2013, the increase in the proportion of high margin, differentiated specialty products based on newer technologies in our product mix led to the increases in our gross profit and gross margin.

Selling and Administrative Expenses

Selling and administrative expenses increased by 1.4% from ￦1,250 billion in 2013 to ￦1,267 billion (US$1,162 million) in 2014. As a percentage of revenue, our selling and administrative expenses increased slightly from 4.6% in 2013 to 4.8% in 2014. The increase in selling and administrative expenses in 2014 compared to 2013 was attributable primarily to increases in:

•	warranty expenses, resulting primarily from certain defects in our products equipped with newer technologies; and

•	salaries, resulting primarily from a decision by the Supreme Court of Korea in December 2013 that expanded the scope of “ordinary wages”. See “Item 3.D. Risk Factors—Risks Relating to Our Company—We may be exposed to potential claims for unpaid wages arising from the Supreme Court of Korea’s interpretation of ordinary wages.”

Such increases were offset in part by a decrease in advertising expense in 2014 compared to 2013 resulting from a decrease in our advertising activities after we had concluded several advertising campaigns in 2013 to introduce our Ultra HD panels and IPS and FPR 3D technologies to the market and focused primarily on introducing our OLED panels to the market in 2014; and a decrease in shipping costs, resulting primarily from a decrease in costs relating to our usage of air freight due to reduced usage of such freight 2014 compared to 2013.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2014:

	Year ended December 31,
	2013		2014
	(in billions of Won)
Salaries	￦	232	￦	257
Expenses related to defined benefit plan		22		28
Other employee benefits		70		69
Shipping costs		215		200
Fees and commissions		197		183
Depreciation		96		90
Taxes and dues		34		25
Advertising		145		107
Warranty expenses		117		188
Rent		23		22
Insurance		12		11
Travel		23		24
Training		12		12
Others		52		51

Total	￦	1,250	￦	1,267

Research and Development Expenses

Research and development expenses increased by 6.2% from ￦1,096 billion in 2013 to ￦1,164 billion (US$1,067 million) in 2014. As a percentage of revenue, our research and development expenses increased from 4.1% in 2013 to 4.4% in 2014. The increase in research and development expenses in 2014 compared to 2013 was attributable to increases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims and others. Our total net other expense decreased significantly from ￦160 billion in 2013 to ￦23 billion (US$21 million) in 2014, primarily due to a significant decrease in expenses related to legal proceedings or claims and others from ￦260 billion in 2013 to ￦109 billion (US$100 million) in 2014, offset in part by a significant decrease in net foreign currency gain from ￦81 billion in 2013 to ￦25 billion (US$23 million) in 2014. These expenses include provisions with respect to certain legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. Our total net finance costs decreased by 44.2% from ￦197 billion in 2013 to ￦111 billion (US$102 million) in 2014.

Our finance income decreased by 43.2% from ￦185 billion in 2013 to ￦105 billion (US$96 million) in 2014, attributable primarily to a decrease in foreign currency gain by 61.3% from ￦142 billion in 2013 to ￦55 billion (US$50 million) in 2014, which in turn was due to a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period.

Our finance costs decreased by 43.5% from ￦382 billion in 2013 to ￦216 billion (US$198 million) in 2014 mainly due to a decrease in foreign currency loss by 57.3% from ￦199 billion in 2013 to ￦85 billion (US$78 million) in 2014, resulting primarily from a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period and a decrease in interest expense by 30.8% from ￦159 billion in 2013 to ￦110 billion (US$101 million) in 2014, resulting primarily from a decrease in the average interest rates applicable to our financial liabilities, as well as a decrease in our average amounts of financial liabilities outstanding, in 2014 compared to 2013.

Income Tax Expense

Our income tax expense decreased by 20.9% from ￦411 billion in 2013 to ￦325 billion (US$298 million) in 2014 notwithstanding a 49.6% increase in profit before income tax from ￦830 billion in 2013 to ￦1,242 billion (US$1,139 million) in 2014. Our effective tax rate decreased from 49.5% in 2013 to 26.1% in 2014 primarily due to a significant decrease in unrecognized deferred tax assets (which accounted for an 18.5% point decrease in effective tax rate as compared to 2013) and an increase in tax credits largely due to an increase in capital expenditures eligible for tax credits (which accounted for a 4.3% point decrease in effective tax rate as compared to 2013) during the same period. The decrease in unrecognized deferred tax assets is primarily due to the change in tax laws in Korea that resulted in adjustment to increase unrecognized deferred tax assets in 2013. See Note 28 of the notes to our financial statements. As of December 31, 2014, unused tax credit carryforwards of ￦325 billion (US$298 million) were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2013, unused tax credit carryforwards of ￦529 billion were not recognized.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year increased by 118.9% from ￦419 billion in 2013 to ￦917 billion (US$841 million) in 2014.

Comparison of 2013 to 2012

Revenue

Our revenue decreased by 8.1% from ￦29,430 billion in 2012 to ￦27,033 billion in 2013. The decrease in revenue resulted from decreases in revenue from sales of panels for televisions, notebook computers and tablet products, which were in turn mainly due to decreases in the average selling prices of panels for televisions and notebook computers, coupled with decreases in the number of notebook computers and television panels sold, offset in part by slight increases in revenue derived from sales of panels for monitors and mobile and other applications. In particular:

•	Demand for our large-sized television panels, comprising 42-inch and larger panels, which category includes three of our four top selling television panels in 2013 in terms of sales volume, namely 42-inch, 47-inch and 55-inch panels, grew in 2013, leading to an increase in the number of those panels sold by 2.9% from approximately 27.3 million panels in 2012 to approximately 28.1 million panels in 2013. However, the increase in the number of our large-size television panels sold was more than offset by a decrease in the average selling price of those panels, resulting in a decrease in revenue derived from those panels.

•	Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in 2013 in terms of sales volume, namely 13.3-inch, 14-inch and 15.6-inch panels, fell in 2013, resulting in a decrease in the number of those panels sold by 19.6% from approximately 66.3 million panels in 2012 to 53.3 million panels in 2013 and a slight decrease in the average selling price of those panels, resulting in a decrease in revenue derived from those panels.

•	The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, which category includes three of our four top selling desktop monitor panels in terms of sales volume, namely 21.5-inch, 23-inch and 27-inch panels, increased by 14.6% from approximately 28.8 million panels in 2012 to 33.0 million panels in 2013. The average selling price of those panels increased slightly, together resulting in an increase in revenue derived from those panels. The increase in revenue derived from our large-sized desktop panels in 2013 compared to 2012 led to an increase in overall revenues from desktop monitor panels sales, but was offset in part by a decrease in revenue derived from our small-sized desktop panels over the same period, which was due to decreases in both the sales volume and average selling price of those panels.

•	Demand for our tablet computer panels smaller than 10 inches grew in 2013, leading to an increase in the number of those panels sold by 10.8% from 55.7 million panels in 2012 to 61.7 million panels in 2013. However, the increase in the number of those panels sold was more than offset by a decrease in the average selling price of those panels, resulting in a decrease in revenue derived from those panels.

•	In our mobile and other applications category, we experienced continued growth in demand for increasingly larger smartphone panels in 2013 as compared to 2012. For example, the number of units sold of panels in this category that are between 3.5-inch and 6-inch, which category includes all of our smartphone panels and accounts for more than 80% of our sales volume and amount in this category, increased by 2.8% from approximately 133.8 million panels in 2012 to 137.5 million panels in 2013. The average selling price of those panels also increased slightly, together resulting in an increase in revenue derived from those panels.

Revenue attributable to sales of panels for televisions decreased by 12.7% from approximately ￦13,512 billion in 2012 to approximately ￦11,795 billion in 2013, resulting from decreases in both the number of units sold and average selling price of our panels in this category in 2013 compared to 2012. The average selling price of panels for televisions decreased by 8.3% from approximately ￦239,193 in 2012 to approximately ￦219,250 in 2013, and the total unit sales of panels in this category decreased by 4.8% from approximately 56.5 million panels in 2012 to approximately 53.8 million in 2013. The decrease in revenue attributable to sales of panels for televisions primarily reflected a decrease in the average selling price mainly due to increased downward pricing pressure resulting from capacity expansion by our competitors coupled with inventory adjustments by our customers in response to the expiration of a Chinese government sponsored consumer rebate program for purchases of energy efficient televisions in May 2013. Notwithstanding the overall decrease in sales volume of our television panels, the sales volume of our television panels that are more than 42-inch in size increased over the same period, in particular panels incorporating differentiated specialty features.

Revenue attributable to sales of panels for notebook computers decreased by 23.1% from approximately ￦3,667 billion in 2012 to approximately ￦2,819 billion in 2013, resulting from decreases in both the number of units sold and average selling price of our panels in this category in 2013 compared to 2012. The total unit sales of panels for notebook computers decreased by 20.1% from approximately 69.6 million panels in 2012 to approximately 55.6 million in 2013, and the average selling price of panels in this category decreased by 3.8% from approximately ￦52,718 in 2012 to approximately ￦50,739 in 2013. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a continued general shift in consumer demand for tablet computers as an alternative to notebook computers, which in turn results in a similar shift in market demand for tablet computer panels over notebook computer panels, as well as increased downward pricing pressure resulting from capacity expansion by our competitors.

Revenue attributable to sales of panels for desktop monitors increased by 4.3% from approximately ￦5,039 billion in 2012 to approximately ￦5,256 billion in 2013, resulting from an increase in the average selling price in 2013 compared to 2012, partially offset by a decrease in the number of units sold in this category in 2013 compared to 2012. The average selling price of panels in this category increased by 8.1% from approximately ￦97,242 in 2012 to approximately ￦105,149 in 2013, whereas the total unit sales of panels for desktop monitors decreased by 3.5% from approximately 51.8 million panels in 2012 to approximately 50.0 million in 2013. The increase in revenue attributable to sales of panels for desktop monitors primarily resulted from the continued shift in market demand toward larger-sized desktop monitors in 2013, which led to increases in both the sales volume and average selling price of our desktop monitor panels that are 21.5-inch or larger in size in 2013 compared to 2012, offset by decreases in the sales volume and average selling price of our desktop monitor panels that are less than 21.5-inch in size over the same period.

Revenue attributable to sales of panels for tablet computers decreased by 3.7% from approximately ￦3,714 billion in 2012 to approximately ￦3,575 billion in 2013, resulting from a decrease in the average selling price in 2013 compared to 2012, partially offset by an increase in the number of units sold in this category in 2013 compared to 2012. The average selling price of panels in this category decreased by 14.8% from approximately ￦65,704 in 2012 to approximately ￦55,999 in 2013, whereas the total unit sales of panels for tablet computers increased by 12.9% from approximately 56.5 million panels in 2012 to approximately 63.8 million in 2013. The decrease in revenue attributable to sales of panels for tablet computers primarily resulted from decreases in the average selling price and number of units sold of one of our older top selling tablet computer panels in 2013 compared to 2012 as the product life cycle of that panel approaches maturity, offset in part by increases in the average selling price and number of units sold of a newer tablet computer panel.

Revenue attributable to sales of panels for mobile and other applications increased by 4.9% from approximately ￦3,371 billion in 2012 to approximately ￦3,537 billion in 2013, resulting from an increase in the average selling price of our panels in this category in 2013 compared to 2012, which was offset in part by a slight decrease in the number of units sold in this category in 2013 compared to 2012. The average selling price of panels for mobile and other applications increased by 6.5% from approximately ￦20,504 in 2012 to ￦21,832 in 2013, while the total unit sales of panels in this category decreased by 1.5% from approximately 164.4 million in 2013 to approximately 162.0 million. The increase in the average selling price primarily reflected a shift in our product mix toward increasingly larger panels equipped with newer technologies that enable higher resolutions and meet more advanced performance specifications, particularly in the case of panels for smartphones, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others decreased by 59.8% from ￦127 billion in 2012 to ￦51 billion in 2013. The decrease was due to a decrease in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ￦89 billion in 2012 to ￦32 billion in 2013, as well as a decrease in royalties from ￦38 billion in 2012 to ￦19 billion in 2013 due to a decrease in lump-sum royalty payments from our licensees in 2013 compared to 2012.

Cost of Sales

Cost of sales decreased by 11.0% from ￦26,425 billion in 2012 to ￦23,525 billion in 2013. As a percentage of revenue, cost of sales decreased from 89.8% in 2012 to 87.0% in 2013. The decrease in our cost of sales in 2013 compared to 2012 was attributable mainly to decreases in raw materials and component costs and change in inventories due in part to the weakening of the Japanese Yen, in which 15.5% of our raw materials and component part purchases were denominated in 2013, against the Korean Won in 2013 compared to 2012. In addition, a decrease in depreciation and amortization costs, resulting mainly from the end of estimated useful life of certain machinery and equipment assets in our P8 and P62 fabrication facilities contributed to the decrease in cost of sales in 2013 compared to 2012. Such decreases more than offset increases in overhead costs and labor costs in 2013 compared to 2012.

As a percentage of our total cost of sales, raw materials and component costs and depreciation and amortization costs decreased from 68.5% and 15.8%, respectively, in 2012 to 66.7% and 15.6%, respectively, in 2013, while overhead costs and labor costs increased from 7.6% and 7.3%, respectively, in 2012 to 9.4% and 8.3%, respectively, in 2013.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 9.2% from US$693 per square meter of net display area in 2012 to US$629 in 2013. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 7.8% from ￦66,261 in 2012 to ￦61,074 in 2013.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 16.7% from ￦3,005 billion in 2012 to ￦3,508 billion in 2013, and our gross margin improved from 10.2% in 2012 to 13.0% in 2013. Even though our revenue decreased in 2013 compared to 2012, an increase in the proportion of high margin, differentiated specialty products based on newer technologies in our product mix led to the increases in our gross profit and gross margin.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 4.4% from ￦1,308 billion in 2012 to ￦1,250 billion in 2013. In contrast, as a percentage of revenue, our selling and administrative expenses increased slightly from 4.4% in 2012 to 4.6% in 2013. The decrease in selling and administrative expenses in 2013 compared to 2012 was attributable primarily to decreases in:

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

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2013:

	Year ended December 31,
	2012		2013
	(in billions of Won)
Salaries	￦	224	￦	232
Expenses related to defined benefit plan		20		22
Other employee benefits		57		70
Shipping costs		350		215
Fees and commissions		190		197
Depreciation		113		96
Taxes and dues		29		34
Advertising		104		145
Warranty expenses		106		117
Rent		26		23
Insurance		11		12
Travel		21		23
Training		13		12
Others		44		52

Total	￦	1,308	￦	1,250

Research and Development Expenses

Research and development expenses increased by 39.6% from ￦785 billion in 2012 to ￦1,096 billion in 2013. As a percentage of revenue, our research and development expenses increased from 2.7% in 2012 to 4.1% in 2013. The increase in research and development expenses in 2013 compared to 2012 was attributable to increase in research and development activities related to OLED and next generation technologies and products and the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims and others. Our total net other expense decreased by 54.7% from ￦353 billion in 2012 to ￦160 billion in 2013, primarily due to a decrease in expenses related to legal proceedings or claims and others by 43.4% from ￦459 billion in 2012 to ￦260 billion in 2013, offset in part by a decrease in net foreign currency gain by 39.6% from ￦134 billion in 2012 to ￦81 billion in 2013, mainly due to the depreciation of the U.S. dollar against the Korean Won in 2013 compared to 2012. Expenses related to legal proceedings or claims and others include provisions with respect to certain legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. Our total net finance costs increased by 36.8% from ￦144 billion in 2012 to ￦197 billion in 2013.

Our finance income decreased by 36.9% from ￦293 billion in 2012 to ￦185 billion in 2013, attributable primarily to a decrease in foreign currency gain by 45.4% from ￦260 billion in 2012 to ￦142 billion in 2013 as the depreciation of the U.S. dollar against the Korean Won in 2013 compared to 2012 was smaller than the depreciation of the U.S. dollar against the Korean Won in 2012 compared to 2011.

Our finance costs decreased by 12.6% from ￦437 billion in 2012 to ￦382 billion in 2013 primarily due to a decrease in interest expense by 15.4% from ￦188 billion in 2012 to ￦159 billion in 2013, resulting primarily from a decrease in the average interest rates applicable to our financial liabilities, as well as a decrease in our average amounts of financial liabilities outstanding, in 2013 compared to 2012, and a decrease in loss on sale of trade accounts and notes receivable by 40.6% from ￦32 billion in 2012 to ￦19 billion in 2013, largely reflecting a decrease in the average amounts of our outstanding trade accounts and notes receivable sold to financial institutions and a decrease in funding costs in 2013 compared to 2012.

Income Tax Expense

Our income tax expense increased significantly from ￦222 billion in 2012 to ￦411 billion in 2013, primarily due to a significant increase in profit before income tax from ￦459 billion in 2012 to ￦830 billion in 2013. Our effective tax rate increased from 48.4% in 2012 to 49.5% in 2013 mainly due to a reduction in tax credits for capital expenditures in 2013 compared to 2012. The difference between our effective tax rate and our statutory tax rate in 2012 and 2013 was mainly due to the change in unrecognized deferred tax assets of ￦198 billion and ￦215 billion, respectively. See Note 28 of the notes to our financial statements. As of December 31, 2013, unused tax credit carryforwards of ￦529 billion were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2012, unused tax credit carryforwards of ￦429 billion were not recognized.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year increased by 76.8% from ￦237 billion in 2012 to ￦419 billion in 2013.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ￦2,339 billion, ￦1,022 billion and ￦890 billion (US$816 million) as of December 31, 2012, 2013 and 2014, respectively. We also had short-term deposits in banks of ￦315 billion, ￦1,302 billion and ￦1,526 billion (US$1,399 million), respectively, as of December 31, 2012, 2013 and 2014. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2015 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2012, we had current assets of ￦8,915 billion and current liabilities of ￦9,206 billion, resulting in net current liabilities of ￦291 billion. As of December 31, 2013, we had current assets of ￦7,732 billion and current liabilities of ￦6,789 billion, resulting in net current assets of ￦943 billion. As of December 31, 2014, we had current assets of ￦9,241 billion (US$8,471 million) and current liabilities of ￦7,550 billion (US$6,921 million), resulting in net current assets of ￦1,691 billion (US$1,550 million). The change from net current liabilities as of December 31, 2012 to net current assets as of December 31, 2013 was primarily attributable to a ￦1,357 billion decrease in other accounts payable as of December 31, 2013 compared to December 31, 2012 as result of continued repayment of accounts payable amounts associated with the construction of our P9 fabrication facility, OLED panel and LTPS backplane technology-based panel production facilities and other investment projects and a ￦1,147 billion decrease in trade accounts and notes payable as of December 31, 2013 compared to December 31, 2012 as a result of a decrease in purchases of raw materials and components resulting from decreased production activities in 2013 compared to 2012. The increase in net current assets as of December 31, 2014 compared to December 31, 2013 was primarily attributable to a ￦821 billion (US$753 million) increase in inventory as of December 31, 2014 compared to December 31, 2013 as a result of inventory replenishment and stocking by our sales subsidiaries whose inventory levels had dropped due to an increase in the number of units sales in 2014 compared to 2013 in anticipation of future demand and stocking components and raw materials at our GP1 fabrication facility and E4 production lines, which commenced mass production in September and December 2014, respectively.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient working capital for our present requirements. In 2014, we issued domestic debentures in the aggregate principal amount of ￦600 billion (US$550 million) and entered into a number of facility loan agreements, from which we have drawn down the full aggregate principal amount of US$835 million (￦911 billion) as of December 31, 2014 in long-term loans, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2014.

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

Our net cash provided by operating activities amounted to ￦4,570 billion in 2012, ￦3,585 billion in 2013 and ￦2,865 billion (US$2,626 million) in 2014. The decrease in net cash provided by operating activities in 2013 compared to 2012 was mainly due to a decrease in cash collected from sales resulting from a decrease in sales, a decrease in the receipt of advances received and an increase in payments relating to legal proceedings including settlements during the same period. The decrease in net cash provided by operating activities in 2014 compared to 2013 was mainly due to a decrease in cash collected from sales resulting from a decrease in sales and an increase of cash paid for purchases of components and raw materials to stock our production facilities in anticipation of future demand.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2013, a decrease in our inventory of finished goods and a reduction of utilization rates of our facilities in response to market conditions contributed to a 19.1% decrease in our inventory levels from year-end 2012. In 2014, stocking by our sales subsidiaries in anticipation of future demand contributed to a 42.5% increase in our inventory levels from year-end 2013.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2012		2013		2014		2014(1)
	(in billions of Won and millions of US$)
Finished goods	￦	1,044	￦	734	￦	1,201	US$	1,101
Work in process		653		606		746		684
Raw materials		371		262		426		391
Supplies		322		331		381		349

Total	￦	2,390	￦	1,933	￦	2,754	US$	2,525

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ￦1,090,89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ￦3,688 billion in 2012, ￦4,504 billion in 2013 and ￦3,451 billion (US$3,163 million) in 2014. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ￦3,972 billion, ￦3,473 billion and ￦2,983 billion (US$2,734 million) in 2012, 2013 and 2014, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2015, our total capital expenditures on a cash out basis will be similar to last year’s amount of ￦3.0 trillion in anticipation of preparing for the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for our panels while maintaining and making improvements to our existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to ￦48 billion in 2012 and ￦391 billion in 2013. In 2014, net cash provided by financing activities amounted to ￦405 billion (US$371 million). The net cash used in financing activities in 2012 reflects primarily the repayment of foreign currency denominated long-term debt, offset in part by cash provided by our incurrence of Won denominated long-term debt. The net cash used in financing activities in 2013 reflects primarily the net repayment of long-term debt and debentures. The net cash provided by financing activities in 2014 reflects primarily the net proceeds from short-term borrowings as well as capital contributions from non-controlling interests.

At our shareholders meetings in 2012, 2013 and 2014, we did not declare a cash dividend to our shareholders. On March 13, 2015, we declared a cash dividend of ￦179 billion to our shareholders of record as of December 31, 2014 and distributed the cash dividend to such shareholders on April 8, 2015.

We had a total of ￦36 billion, ￦21 billion and ￦224 billion (US$205 million) of short-term borrowings outstanding as of December 31, 2012, 2013 and 2014, respectively. For further information regarding these short-term borrowings, please see Note 14 of the notes to our financial statements.

As of December 31, 2014, we maintained accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$2,058 million. Our subsidiaries have also entered into various accounts receivable negotiating facilities. For further information regarding these facilities, please see Note 20 of the notes to our financial statements.

As of December 31, 2014, we had outstanding long-term debt including current portion and discounts on debentures in the amount of ￦4,029 billion (US$3,693 million), consisting of ￦2,600 billion of Korean Won denominated debentures, US$1,305 million of U.S. dollar denominated long-term loans and ￦7 billion of Korean Won denominated long-term loans.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2014. For further information about our short- and long-term debt obligations as of December 31, 2014, see Note 14 of the notes to our financial statements.

Set forth below are the aggregate amounts, as of December 31, 2014, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	￦	4,029,077	￦	744,788	￦	2,180,511	￦	1,103,170	￦	608
Fixed License Payment		63,658		39,366		24,292		—		—
Long-Term Other Payables		14,093		—		14,093		—		—

Total	￦	4,106,828	￦	784,154	￦	2,218,896	￦	1,103,170	￦	608

Estimates of interest payment based on contractual interest rates effective as of December 31, 2014	￦	288,876	￦	121,994	￦	131,976	￦	34,896	￦	10

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ￦43 billion in 2012, ￦63 billion in 2013 and ￦69 billion (US$63 million) in 2014, representing 3.1% of our research and development related expenditures in 2012, 3.8% in 2013 and 4.0% in 2014. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2014, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ￦200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ￦200 million and ￦20 billion and 24.2% (including local income surtax) for our taxable income in excess of ￦20 billion.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in technology and human resources development. For example, under the Special Tax Treatment Control Law, we are entitled to a tax credit of up to 4% for our capital investments made outside certain areas of Seoul on or before December 31, 2017 provided that there isn’t a decrease in the number of our employees compared to the previous year.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2014, we had available deferred tax assets related to these credits of ￦397 billion (US$364 million), which may be utilized against future income tax liabilities through 2019. In addition, we also had unused tax credit carryforwards of ￦325 billion (US$298 million) as of December 31, 2014 for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and development related expenditures amounted to ￦1,373 billion in 2012, ￦1,675 billion in 2013 and ￦1,788 billion (US$1,639 million) in 2014, representing 4.7% of our revenue in 2012, 6.2% in 2013 and 6.8% in 2014.

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•	In 2012, we developed an 84-inch Ultra HD TFT-LCD panel, which has a substantially higher screen resolution compared to Full HD panels and may be used in home theaters. In addition, we developed a 55-inch Full HD OLED panel with a thickness of just 4 millimeters, wide viewing angles and near-infinite contrast. We also developed a 29-inch ultra-wide TFT-LCD panel with a 21:9 screen aspect ratio to be used in desktop monitors and all-in-one personal computers. In addition, we also developed a 5-inch product with 1920 x 1080 Full HD resolution at 440 pixels-per-inch. We developed 32-inch, 42-inch, 47-inch and 55-inch super narrow bezel TFT-LCD panels that are borderless on three sides.

•	In 2013, we developed the world’s first 55-inch curved 3D Full HD OLED television panel and a 77-inch curved Ultra HD OLED television panel. In addition, we developed a 105-inch Ultra HD curved TFT-LCD television panel with a 21:9 screen aspect ratio, which allows for an unprecedented level of viewer immersion. We also collaborated with Intel Corporation, or Intel, and was the first in the world to incorporate Intel’s Wireless Display, or WiDi, technology in a display panel with the development of our 23.8-inch TFT-LCD monitor panel. WiDi technology allows viewers to seamlessly stream content from one display device, such as a notebook computer or smartphone, wirelessly to a display device with WiDi technology without the need for any intermediary device. With respect to smartphones, we developed the world’s first 5.5-inch Quad HD panel, which was also while being significantly brighter and thinner (only 1.22 mm) compared to conventional panels. Furthermore, we developed and commenced mass production of a flexible OLED panel for smartphones. The plastic substrates allow the panel to be bendable and virtually shatterproof while being much lighter and thinner compared to panels with conventional glass substrates.

•	In 2014, we unveiled a 98-inch Quad Ultra HD television panel, which has four times the resolution (7,680 x 4,320 pixels) of a conventional Ultra HD panel. We also developed an 18-inch transparent OLED panel (transparency level of 30%) and an 18-inch flexible OLED panel with a radius of curvature of 30 mm. We successfully commercialized a 1.3-inch circular plastic OLED smartwatch panel for LG Electronic’s G Watch R smartwatch and a 5.5-inch Full HD plastic OLED smartphone panel for LG Electronic’s G Flex 2 smartphone. In addition, we successfully commenced mass production of display panels incorporating three state-of-the-art technologies: M+ pixel structure, Ultraviolet Alignment and Advanced In-cell Touch technologies. M+ pixel structure technology improves transmittance and reduces power consumption. Ultraviolet Alignment technology utilizes ultraviolet light to more effectively align liquid crystals and improves contrast ratio and reproduction. Advanced In-cell Touch technology reduces the thickness of a touch panel as touch technology is built into the panel cell as opposed to the existing on-cell method, whereby a touch film is added on top of the panel.

As the product life cycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as in tablet computers, smartphones, public displays and automotive displays.

In order to maintain our position as one of the industry’s technology leaders, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our long-term strategy. In connection with our efforts to consolidate our research and development efforts for next-generation display technologies, we opened the R&D Center in Paju, Korea in April 2012.

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In July 2012, we entered into an agreement with Seoul National University to establish the LGD-SNU Cooperation Center within the university’s Research Institute of Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2014, we employed approximately 4,500 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain and Taiwan. These patents will expire at various dates upon the expiration of their respective terms ranging from 2015 to 2034. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ￦43 billion in 2012, ￦63 billion in 2013 and ￦69 billion (US$63 million) in 2014, representing 3.1%, 3.8% and 4.0% of our research and development related expenditures in 2012, 2013 and 2014, respectively. We recognized royalty income in the amount of ￦42 billion in 2012, ￦23 billion in 2013 and ￦17 billion (US$16 million) in 2014. The following are examples of license agreements we have entered into:

•	We have a license agreement with each of Lemelson Foundation, Columbia University, Penn State University, Honeywell International, Honeywell Intellectual Properties, Plasma Physics Corporation and Fergason Patent Properties. Each license agreement provides for a non-exclusive license under certain patents relating to TFT-LCD technologies.

•	We entered into a license agreement with Semiconductor Energy Laboratory which provides for a non-exclusive license under certain patents relating to TFT-LCD and AMOLED technologies. For IPS technologies, we have a non-exclusive license with Merck & Co.

•	We entered into a cross-license agreement with each of Hitachi, HannStar and Hydis for a non-exclusive license under certain patents relating to display technologies.

•	We entered into separate cross-license agreements with each of NEC and AU Optronics in connection with the settlement of certain patent infringement lawsuits. Under the agreements, each party grants the other party a license under certain patents relating to TFT-LCD technologies.

•	We are licensed to use certain patents for our TFT-LCD products pursuant to a cross license agreement between Philips Electronics and Toshiba Corporation.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Jin Jang	November 28, 1954	Director	March 2011	March 2017	Chair Professor, Department of Information Display, Kyung Hee University

Dongil Kwon	February 5, 1957	Director	March 2012	March 2018	Professor, Department of Materials Engineering, Seoul National University

Joon Park	October 30, 1954	Director	March 2013	March 2016	Professor, School of Law, Seoul National University

Sung-Sik Hwang	July 24, 1956	Director	January 2015	March 2018	President, Samchully Co., Ltd.

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Sang Beom Han	June 18, 1955	Representative Director, President and Chief Executive Officer	March 2012	March 2018	—

Sangdon Kim	October 20, 1962	Director, Senior Vice President and Chief Financial Officer	March 2014	March 2017	—

Yu Sig Kang	November 3, 1948	Director	March 2011	March 2017	Vice Chairman, LG Management Development Institute

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Date of Birth	Position	First Elected/Appointed	Business Group/Unit

Sang Deog Yeo	December 3, 1955	President	January 2015	Head of OLED Business Unit

Yu Seoung Yin	June 20, 1956	Executive Vice President	January 2009	Head of China Operation Group

Cheol Dong Jeong	May 11, 1961	Executive Vice President and Chief Production Officer	January 2013	—

Soo Youle Cha	October 21, 1957	Executive Vice President	January 2014	Head of OLED TV Panel Group

Yong Kee Hwang	January 8, 1958	Executive Vice President	January 2014	Head of TV Business Unit

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

Dongil Kwon has served as outside director since March 2012. Mr. Kwon is currently a professor of the Department of Materials Engineering at Seoul National University. Mr. Kwon holds a bachelor and master’s degree in Metallurgical Engineering from Seoul National University and a Ph.D. in Materials Engineering from Brown University.

Joon Park has served as outside director since March 2013. Mr. Park is currently a professor of the School of Law at Seoul National University. Mr. Park previously practiced law at a Korean law firm. Mr. Park holds a bachelor’s degree in law from Seoul National University.

Sang Deog Yeo has served as president since January 2015 and as head of our OLED Business Unit since December 2014. Mr. Yeo previously served as executive vice president. Prior to joining LG Display, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

Sung-Sik Hwang has served as outside director since January 2015. Mr. Hwang is currently the president of Samchully Co., Ltd. Previously, Mr. Hwang served as vice-president of Kyobo Life Insurance Co., Ltd. and vice-president of Samil PricewaterhouseCoopers. Mr. Hwang holds bachelor’s and master’s degrees in business administration from Seoul National University and a Ph.D. from Korea Advanced Institute of Science and Technology.

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

Soo Youle Cha has served as executive vice president since January 2014 and as head of our OLED TV Panel Group since December 2014. Mr. Cha previously served as head of our OLED Panel Group. Mr. Cha holds a bachelor’s degree in electronic engineering from Sogang University.

Yong Kee Hwang has served as executive vice president since January 2014 and as head of our TV Business Unit since May 2012. Mr. Hwang previously served as chief technology officer. Mr. Hwang holds a bachelor’s degree in mechanical design engineering from Pusan University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2014 to our executive officers and our directors was ￦5.0 billion (US$4.6 million). This included ￦1,046 million (US$1.0 million) in salary and ￦362 million (US$0.3 million) in bonus paid to Sang Beom Han, our chief executive officer, ￦119 million (US$0.1 million) in bonus paid to James (Hoyoung) Jeong, our former chief financial officer, and ￦380 million (US$0.3 million) in salary paid to Sangdon Kim, our current chief financial officer. In addition, as of December 31, 2014, our accrued severance and retirement benefits to those officers and directors amounted to ￦7.5 billion (US$6.9 million).

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2014, we paid a premium of approximately US$1.6 million in respect of this insurance policy.

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

Under our articles of incorporation, our board of directors may establish other committees if they deem them necessary. Our board of directors appoint each member of these committees except that candidates for the Audit Committee will first be elected by our shareholders at the general meeting of shareholders.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of three outside directors: Jin Jang, Joon Park and Sung-Sik Hwang. The chairman is Joon Park. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee. Our Outside Director Nomination Committee is comprised of two outside directors, Dongil Kwon and Sung-Sik Hwang, and one non-outside director, Yu Sig Kang. The chairman is Yu Sig Kang. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

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

As of December 31, 2014, we had 49,421 employees, including 16,893 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2012, 2013 and 2014:

	As of December 31,
Employees(1)	2012	2013	2014
Production	45,564	40,975	39,246
Technical(2)	7,456	7,809	7,733
Sales & Marketing	1,559	1,436	1,468
Management & Administration	1,042	985	974

Total	55,621	51,205	49,421

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2014, approximately 70.3% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2014, our recognized liabilities for defined benefit obligations amounted to ￦324 billion (US$297 million). See Note 18 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2014, our employee stock ownership association owned approximately 0.001% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 12,014 shares of our common stock as of April 29, 2015, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 29, 2015 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	35,749,428	10.0%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 29, 2015. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Transactions with Companies in the LG Group

Sales to LG Electronics

We sell display panels, primarily large-sized panels for televisions, notebook computers and desktop monitors and small-sized panels for tablet computers and mobile and other applications, to LG Electronics and its subsidiaries on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales to LG Electronics are negotiated based on then-prevailing market terms and prices as adjusted for LG Electronics’ requirements such as volume and product specifications and our internal projections regarding market trends, which are the same considerations that we take into account when negotiating pricing and principal terms of sales to our non-affiliated end-brand customers.

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ￦7,152 billion (US$6,556 million), or 27.0% of our sales, in 2014.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ￦927 billion (US$850 million), or 3.5% of our sales, in 2014. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

Purchases from LG Electronics

We purchase equipments, printed circuit boards, photo masks, raw materials, components and certain services, such as waste water management and transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ￦1,024 billion (US$939 million), or 5.7% of our total purchases, in 2014.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ￦801 billion (US$734 million), or 4.4% of our total purchases, in 2014.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ￦1,739 billion (US$1,594 million), or 9.7% of our total purchases, in 2014.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ￦1,549 billion (US$1,420 million), or 8.6% of our total purchases, in 2014.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 29, 2015, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

Intellectual Property

In February 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute, or ITRI, to add LG Display and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI sought an exclusion order prohibiting the importation of televisions and monitors incorporating LG Display’s products into the United States for alleged patent infringement. In October 2012, USITC issued a preliminary finding that LG Display and LG Display America had not infringed ITRI’s patents. In May 2013, USITC issued a final determination finding that the asserted patent was invalid and LG Display and LG Display America had not infringed ITRI’s asserted patent. ITRI appealed USITC’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). In June 2014, the CAFC affirmed the USITC’s determination of non-infringement.

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. LG Display is currently defending against their claims.

In March 2014, Surpass Tech Innovation LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. As of November 21, 2014, the case is stayed pending Inter Partes Review.

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

In November 2008, LG Display executed an agreement with the U.S. Department of Justice whereby LG Display and LG Display America pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of US$400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against LG Display and LG Display America and ordered the payment of US$400 million, which has since been paid. The agreement resolved all federal criminal charges against LG Display and LG Display America in the United States in connection with this matter, provided that LG Display continues to cooperate with the U.S. Department of Justice in connection with the ongoing proceedings.

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request. In February 2014, the European Union General Court reduced the fine to €210 million. In May 2014, LG Display filed an appeal with the European Court of Justice requesting annulment of the European Union General Court’s judgment and further reduction of the fine imposed by the European Commission’s decision, and in April 2015 the European Court of Justice upheld the decision of the European Union General Court.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation without any finding of violations or levying of fines. In August 2014, the Japan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. In August 2014, LG Display executed a settlement agreement with the Brazilian Administrative Council for Economic Defense (CADE), for R$33.9 million, which resolved all administrative charges against LG Display provided that it continues to cooperate with the ongoing investigation.

In December 2011, the Korea Fair Trade Commission imposed a fine of ￦31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. In February 2014, the Seoul High Court annulled the decision of the Korea Fair Trade Commission. In March 2014, the Korea Fair Trade Commission filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. In June 2014, the Supreme Court of Korea upheld the lower court’s decision.

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

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. As of April 29, 2015, LG Display has reached settlement with each of the attorneys general that has filed action.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed claims in the United States. In 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. The cases were transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. As of April 29, 2015, LG Display has reached settlement with each of the plaintiffs mentioned above, except as to Motorola and Costco Wholesale Corp.

In January 2014, the United States District Court for the Northern District of Illinois granted defendants’ motion to dismiss nearly all of Motorola’s claims. Motorola appealed the decision to the Seventh Circuit Court of Appeals, which upheld the lower court’s decision in an order dated January 2015. In March 2015, Motorola filed a petition for writ of certiorari to the United States Supreme Court. As of April 29, 2015, the United States Supreme Court has not issued a decision regarding Motorola’s petition for review.

In October 2014, a jury in the United States District Court for the Western District of Washington rendered a verdict of approximately US$36.7 million for Costco Wholesale Corporation against LG Display and AU Optronics. As of April 29, 2015 the court has not entered judgment.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in Canadian provinces of British Columbia, Ontario and Quebec. The Ontario Superior Court of Justice certified the class in May 2011. We are pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been held in abeyance.

In December 2013, a class action complaint was filed in the Central District in Israel. We plan to vigorously defend against any claims asserted by the class.

In April 2014, Deyi Investment Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. In August 2014, Shenzhenshi Shihang Trading Company Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. We plan to vigorously defend against the claims asserted by the plaintiffs.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result, and the amount of the assessment and/or remediation can be reasonably estimated. However, the actual outcomes may be materially different from those estimated as of December 31, 2014 and may have a material adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meeting of shareholders that was held on March 9, 2012, March 8, 2013 and March 7, 2014 we did not declare a cash dividend to our shareholders. On March 13, 2015, we declared a cash dividend of ￦500 per common share, amounting to a total cash dividend of ￦179 billion, to our shareholders of record as of December 31, 2014 and distributed the cash dividends to such shareholders on April 8, 2015.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ￦5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2014, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2014, 22,485,216 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of DRs)
2010	47,900	33,250	2,877	21.10	14.03	1,465
2011	40,950	17,500	3,250	18.81	7.72	1,210
2012	36,200	20,050	2,499	16.79	8.52	661
First Quarter	30,450	24,950	2,621	13.61	10.83	760
Second Quarter	27,850	20,050	2,377	12.16	8.52	580
Third Quarter	29,400	21,050	2,208	13.31	9.08	506
Fourth Quarter	36,200	26,350	2,602	16.79	11.79	773
2013
First Quarter	33,050	27,450	2,286	14.93	12.68	1,008
Second Quarter	31,950	25,950	2,049	14.24	11.22	669
Third Quarter	29,650	25,950	1,966	13.47	11.55	432
Fourth Quarter	25,850	22,300	2,050	12.08	10.54	354
2014
First Quarter	26,950	23,100	1,752	14.16	10.69	564
Second Quarter	31,800	26,700	1,471	15.77	12.76	391
Third Quarter	35,700	31,900	1,203	17.40	15.53	214
Fourth Quarter	35,850	29,600	1,172	15.86	14.14	401
October	33,850	29,600	1,713	15.79	14.14	591
November	34,900	31,700	901	15.80	14.92	294
December	35,850	33,650	890	15.86	15.14	294
2015
First Quarter	36,900	30,650	1,379	17.08	13.55	405
January	36,900	32,250	1,167	17.08	14.26	406
February	36,100	34,000	1,070	16.44	15.38	317
March	33,500	30,650	1,820	15.10	13.55	479
Second Quarter (through April 29)	32,350	30,450	2,140	14.92	14.08	431
April (through April 29)	32,350	30,450	2,140	14.92	14.08	431

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2014, the aggregate market value of equity securities listed on the Korea Exchange was ￦1,192 trillion. The average daily trading volume of equity securities for 2014 was 278.1 million shares with an average transaction value of ￦3,984 billion.

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

The Korea Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Korea Exchange. Under the aggregate value method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI for the periods indicated are set out in the following table:

	Opening	High	Low	Closing
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.12
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	2,013.11	2,082.61	1,886.85	1,915.59
2015 (through April 29)	1,914.24	2,173.41	1,882.45	2,142.63

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
1985	342	6,570	7,362	18,925	12,315	13,798
1986	355	11,994	13,863	31,755	32,870	37,991
1987	389	26,172	32,884	20,353	70,185	88,183
1988	502	64,544	93,895	10,367	198,364	288,571
1989	626	95,477	140,119	11,757	280,967	412,338
1990	669	79,020	109,872	10,866	183,692	255,412
1991	686	73,118	95,541	14,022	214,263	279,973
1992	688	84,712	107,027	24,028	308,246	389,445
1993	693	112,665	138,870	35,130	574,048	707,566
1994	699	151,217	190,762	36,862	776,257	979,257
1995	721	141,151	181,943	26,130	487,762	628,721
1996	760	117,370	138,490	26,571	486,834	574,435
1997	776	70,989	41,881	41,525	555,759	327,881
1998	748	137,799	114,261	97,716	660,429	547,619
1999	725	349,504	307,662	278,551	3,481,620	3,064,806
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,598	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	745	951,918	1,017,223	363,741	5,540,151	5,920,230
2008	763	576,928	457,152	355,205	5,190,181	4,112,663
2009	770	887,935	763,060	485,657	5,795,552	4,980,495
2010	766	1,141,885	1,009,951	379,171	5,619,768	4,970,607
2011	791	1,041,999	899,438	353,760	6,863,146	5,924,166
2012	784	1,154,294	1,085,638	486,480	4,823,643	4,536,740
2013	777	1,185,974	1,123,880	328,325	3,993,422	3,784,337
2014	773	1,192,253	1,092,917	278,082	3,983,580	3,651,679
2015 (through April 29)	762	1,336,120	1,241,920	399,317	5,178,884	4,813,760

Source: The Korea Exchange

(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on the last business day of the year indicated other than for 2015, which is converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 24, 2015 (the latest available noon buying rate prior to filing this annual report).

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

Foreign Investors’ Access to the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the KRX KOSPI Market. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

Foreign investors are permitted to invest in warrants representing the right to subscribe for shares of a company listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

Foreign investors are permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. Foreigners are permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in securities including shares of all Korean companies that are not listed on the KRX KOSPI Market nor registered on the KRX KOSDAQ Market and in bonds that are not listed.

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

General

Under our articles of incorporation, which was last amended in March 2013, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ￦5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2014, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2014, approximately 0.001% of the outstanding shares were held by our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers or providing such notice in the electronic notification system of the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. We use Maeil Business Newspaper and The Chosun Ilbo, published in Seoul, Korea, for such public notice purposes. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders.

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

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the Foreign Exchange Transaction Laws, regulate investments in Korean securities by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act, regulations that restrict investments by foreigners in Korean securities and regulate issuances of securities outside Korea by Korean companies.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, unless otherwise stated in their articles of incorporation, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the foreign exchange bank designated by the Ministry of Trade, Industry & Energy or the Korea Trade-Investment Promotion Agency prior to such investment (within 30 days from the date of such investment, if the company is listed on the Korea Exchange). The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

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

Taxation of Dividends on Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (including local income surtax). If you are a beneficial owner of the dividends and a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Under the Korean tax laws for capital gains recognized or to be recognized from disposition of ADSs, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

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

Depositary receipts, which the ADSs constitute, are included in the scope of securities the transfers of which are subject to securities transaction tax. However, transfer of depositary receipts listed on a foreign securities exchange similar to that of Korea (e.g., the New York Stock Exchange or the Nasdaq Stock Market) will not be subject to the securities transaction tax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of the under-reported tax amount, respectively. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 10.95% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from cash dividends on the ADSs, so long as you have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2014, we had outstanding long-term debt, including current portion, in the amount of ￦4,024 billion (US$3,689 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2014, we had no interest rate swap contracts outstanding.

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

As of December 31, 2014, we had US$1,305 million aggregate principal amount of U.S. dollar denominated long-term loans and bonds. The interest rates on these loans and bonds are set based on three-month U.S. dollar LIBOR plus 0.90% to 2.80% as applicable. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2015		2016		2017		2018		2019		Thereafter		Total		2014
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate (￦)	￦	610.1	￦	1,004.1	￦	369.5	￦	294.8	￦	319.4	￦	0.6	￦	2,598.5	￦	2,598.5
Average interest rate		4.4%		4.2%		3.0%		3.3%		2.9%		2.8%
Variable Rate (￦)	￦	2.2	￦	0.8	￦	0.4	￦	0.01	￦	0	￦	0	￦	3.5	￦	3.5
Average interest rate		1.8%		1.8%		1.8%		1.8%		0%		0%
Variable rate (US$)	￦	131.9	￦	384.7	￦	272.2	￦	324.6	￦	308.3	￦	0	￦	1,421.7	￦	1,421.7
Average interest rate		2.1%		1.5%		2.5%		3.0%		2.3%		0%

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Note 13(d) of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Renminbi, the Japanese Yen and the Euro. As of December 31, 2014, we had U.S. dollar denominated sales-related trade accounts and notes receivable of US$2,737 million, which represented 87.3% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,750 million, which represented 56.7% of our trade accounts payable.

As of December 31, 2014, we also had RMB denominated sales-related trade accounts and notes receivable of RMB962 million and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥682 million, which represented 4.9% and 0.2% of our trade accounts and notes receivable, net, respectively. In addition, we had RMB denominated sales-related trade accounts payable of RMB1.233 million and Japanese Yen denominated sales-related trade accounts payable of ¥21,468 million, which represented 6.4% and 5.8% of our trade accounts and notes receivable, net, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2014, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2014, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for approximately 71% of our sales in 2012, 76% in 2013 and 79% in 2014. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 3.5% of our sales in 2014, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

According to the Korean Statistical Information Service, the rate of inflation in Korea was 2.2% in 2012, 1.3% in 2013 and 1.2% in 2014. Inflation has not had a material impact on our results of operations in recent years.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued

Cancellation of ADSs	Up to US$0.05 per ADS canceled

Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs	Up to US$0.02 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Other ADS services	Up to US$0.02 per ADS held

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

Fees and Payments from the Depositary to Us

In 2014, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	25
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	32,812
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2013	US$	700,000

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sung-Sik Hwang qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013		2014
	(in millions of Won)
Audit fees	￦	3,225	￦	3,510
Audit-related fees		—		—
Tax fees		105		116
All other fees		130		—

Total fees	￦	3,460	￦	3,626

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

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the SEC. In 2014, no fees were approved pursuant to the de minimis exception.

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

Stock options to officers and key employees may be granted pursuant to a resolution of the shareholders in an amount not to exceed 15% of the total number of our issued and outstanding shares. However, the board of directors may grant stock options to non-director officers and employees up to 1% of the total number of our issued and outstanding shares, which grant must be approved by a resolution of the subsequent general meeting of shareholders.

All material matters related to the granting of stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted the Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1*	Amended and Restated Articles of Incorporation (translation in English) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 26, 2013)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Form of Amendment No. 1 to Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a)(i) to the Registration Statement (No. 333-147661) on Post Effective Amendment No. 1 to Form F-6, filed on July 30, 2014

2.4*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

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

Date: April 30, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2013 and 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). LG Display Co., Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on LG Display Co., Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 24, 2015

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2014

(In millions of won)	Note	December 31, 2013		December 31, 2014
Assets
Cash and cash equivalents	6, 13	￦	1,021,870	889,839
Deposits in banks	6, 13		1,301,539	1,526,482
Trade accounts and notes receivable, net	7, 13, 20, 23		3,128,626	3,444,477
Other accounts receivable, net	7, 13		89,545	119,478
Other current financial assets	9, 13		919	3,250
Inventories	8		1,933,241	2,754,098
Prepaid income taxes			4,066	6,340
Other current assets	7		251,982	496,665

Total current assets			7,731,788	9,240,629
Deposits in banks	6,13		13	8,427
Investments in equity accounted investees	10		406,536	407,644
Other non-current financial assets	9, 13		46,246	33,611
Property, plant and equipment, net	11, 24		11,808,334	11,402,866
Intangible assets, net	12, 24		468,185	576,670
Deferred tax assets	29		1,037,000	1,036,507
Other non-current assets	7		217,182	260,669

Total non-current assets			13,983,496	13,726,394

Total assets		￦	21,715,284	22,967,023

Liabilities
Trade accounts and notes payable	13, 23	￦	2,999,522	3,391,635
Current financial liabilities	13, 14		907,942	967,909
Other accounts payable	13		1,454,339	1,508,158
Accrued expenses			491,236	740,492
Income tax payable			46,777	227,714
Provisions	15		200,731	193,884
Advances received	20		656,775	488,379
Other current liabilities	19		31,597	31,385

Total current liabilities			6,788,919	7,549,556
Non-current financial liabilities	13, 14		2,994,837	3,279,477
Non-current provisions	15		5,005	8,014
Defined benefit liabilities, net	18		319,087	324,180
Long-term advances received	20		427,397	—
Deferred tax liabilities	29		119	245
Other non-current liabilities	19		382,500	22,141

Total non-current liabilities			4,128,945	3,634,057

Total liabilities			10,917,864	11,183,613

Equity
Share capital	22		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	22		(91,674)	(63,843)
Retained earnings			6,662,655	7,455,063

Total equity attributable to equity holders of the Controlling Company			10,611,173	11,431,412

Non-controlling interests			186,247	351,998

Total equity			10,797,420	11,783,410

Total liabilities and equity		￦	21,715,284	22,967,023

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012, 2013 and 2014

(In millions of won, except earnings per share)	Note	2012		2013	2014
Revenue	23, 24	￦	29,429,668	27,033,035	26,455,529
Cost of sales	8, 23		(26,424,756)	(23,524,851)	(22,667,134)

Gross profit			3,004,912	3,508,184	3,788,395
Selling expenses	17		(813,742)	(732,199)	(746,686)
Administrative expenses	17		(493,694)	(517,622)	(520,160)
Research and development expenses			(785,111)	(1,095,727)	(1,164,294)
Other income	25		1,260,945	1,109,432	1,071,903
Other expenses	25		(1,614,040)	(1,268,588)	(1,095,071)
Finance income	27		293,172	185,011	105,443
Finance costs	27		(436,696)	(381,851)	(215,536)
Equity in income of equity accounted investees, net			42,779	23,665	17,963

Profit before income tax			458,525	830,305	1,241,957
Income tax expense	28		(222,180)	(411,332)	(324,553)

Profit for the year			236,345	418,973	917,404

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	18,28		(75,899)	998	(147,633)
Related income tax	18,28		18,325	(334)	35,773

			(57,574)	664	(111,860)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		4,764	826	982
Foreign currency translation differences for foreign operations	27,28		(86,320)	(22,100)	37,739
Share of loss from sale of treasury stocks by associates	28		(48)	(802)	(1,360)
Related income tax	28		(1,043)	(225)	(119)

			(82,647)	(22,301)	37,242

Other comprehensive loss for the year, net of income tax			(140,221)	(21,637)	(74,618)

Total comprehensive income for the year		￦	96,124	397,336	842,786

Profit (loss) attributable to:
Owners of the Controlling Company			233,204	426,118	904,268
Non-controlling interests			3,141	(7,145)	13,136

Profit for the year		￦	236,345	418,973	917,404

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			94,079	404,478	820,239
Non-controlling interests			2,045	(7,142)	22,547

Total comprehensive income for the year		￦	96,124	397,336	842,786

Earnings per share (In won)
Basic earnings per share	30	￦	652	1,191	2,527

Diluted earnings per share	30	￦	652	1,191	2,527

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2013 and 2014

	Attributable to owners of the Controlling Company
				Share of gain (loss)
	Share		Share	from sale of treasury	Translation	Fair value	Retained	Non-controlling	Total
(In millions of won)	capital		premium	stocks by associates	reserve	reserve	earnings	interests	equity
Balances at January 1, 2012	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	233,204	3,141	236,345
Other comprehensive income (loss)		—	—	(48)	(85,293)	3,790	(57,574)	(1,096)	(140,221)

	￦	—	—	(48)	(85,293)	3,790	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973
Other comprehensive income (loss)		—	—	(802)	(22,140)	638	664	3	(21,637)

	￦	—	—	(802)	(22,140)	638	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	(91,992)	572	6,662,655	186,247	10,797,420

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	(91,992)	572	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	904,268	13,136	917,404
Other comprehensive income (loss)		—	—	(1,360)	28,395	796	(111,860)	9,411	(74,618)

	￦	—	—	(1,360)	28,395	796	792,408	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	￦	1,789,079	2,251,113	(1,614)	(63,597)	1,368	7,455,063	351,998	11,783,410

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

(In millions of won)	Note	2012		2013	2014
Cash flows from operating activities:
Profit for the year		￦	236,345	418,973	917,404
Adjustments for:
Income tax expense	28		222,180	411,332	324,553
Depreciation	11, 16		4,196,487	3,598,472	3,222,085
Amortization of intangible assets	12, 16		272,925	236,046	270,226
Gain on foreign currency translation			(234,912)	(76,111)	(63,626)
Loss on foreign currency translation			73,391	55,870	89,453
Expenses related to defined benefit plans	18, 26		138,879	159,453	196,756
Gain on disposal of property, plant and equipment			(5,925)	(9,620)	(8,989)
Loss on disposal of property, plant and equipment			3,728	1,639	2,173
Impairment loss on property, plant and equipment			—	853	8,097
Impairment loss on inventories			135,720	211,363	332,699
Bad debt expense (reversal)			356	(689)	495
Loss on disposal of intangible assets			704	452	672
Impairment loss on intangible assets			40,012	1,661	492
Reversal of impairment loss on intangible assets			—	(296)	—
Finance income			(133,711)	(52,862)	(55,655)
Finance costs			209,104	163,183	148,129
Equity in income of equity method accounted investees, net	10		(42,779)	(23,665)	(17,963)
Other income			(8,235)	(412)	(14,508)
Other expenses			560,458	351,953	277,128

			5,664,727	5,447,595	5,629,621
Change in trade accounts and notes receivable			(1,457,299)	(251,063)	(921,928)
Change in other accounts receivable			15,515	133,734	(14,195)
Change in other current assets			(46,216)	89,456	(219,599)
Change in inventories			(208,357)	245,403	(1,156,196)
Change in other non-current assets			(47,872)	(120,054)	(93,987)
Change in trade accounts and notes payable			440,883	(1,110,098)	390,046
Change in other accounts payable			(292,443)	(289,441)	(229,679)
Change in accrued expenses			158,698	68,162	245,373
Change in other current liabilities			359,132	(7,846)	(18,242)
Change in long-term advances received			789,670	—	—
Change in other non-current liabilities			2,453	9,808	18,248
Change in provisions			(390,974)	(315,266)	(187,021)
Change in defined benefit liabilities, net			(180,599)	(19,627)	(339,482)

Cash generated from operating activities			4,807,318	3,880,763	3,102,959
Income taxes paid			(77,643)	(159,286)	(110,720)
Interests received			33,302	36,686	39,452
Interests paid			(193,282)	(173,390)	(167,170)

Net cash provided by operating activities		￦	4,569,695	3,584,773	2,864,521

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2012, 2013 and 2014

(In millions of won)	2012		2013	2014
Cash flows from investing activities:
Dividends received	￦	686	14,582	1,340
Proceeds from withdrawal of deposits in banks		913,500	1,657,082	1,651,176
Increase in deposits in banks		(413,512)	(2,644,204)	(1,884,533)
Acquisition of investments in equity accounted investees		(6,599)	(18,744)	(324)
Proceeds from disposal of investments in equity accounted investees		3,938	5,023	8,832
Acquisition of property, plant and equipment		(3,972,479)	(3,473,059)	(2,982,549)
Proceeds from disposal of property, plant and equipment		58,846	39,838	39,647
Acquisition of intangible assets		(285,888)	(184,754)	(353,298)
Proceeds from disposal of intangible assets		—	1,902	—
Government grants received		3,962	59,629	49,424
Proceeds from settlement of derivatives		742	—	—
Increase in short-term loans		(10)	—	—
Proceeds from collection of short-term loans		—	2	8
Proceeds from disposal of other financial assets		—	—	82
Acquisition of other non-current financial assets		(55,276)	(5,410)	(5,129)
Proceeds from disposal of other non-current financial assets		63,905	43,792	15,500
Net cash inflow from disposal of subsidiaries, net of cash transferred		—	—	8,545

Net cash used in investing activities		(3,688,185)	(4,504,321)	(3,451,279)

Cash flows from financing activities:
Proceeds from short-term borrowings		3,455,548	1,430,041	219,839
Repayments of short-term borrowings		(3,441,632)	(1,444,717)	(14,747)
Proceeds from issuance of debentures		298,783	587,603	597,563
Proceeds from long-term debt		494,000	372,785	846,759
Repayments of long-term debt		—	(301,229)	(503,618)
Repayments of current portion of long-term debt and debentures		(867,851)	(1,195,340)	(887,296)
Capital contribution from non-controlling interests		13,028	159,873	146,159

Net cash provided by (used in) financing activities		(48,124)	(390,984)	404,659

Net increase (decrease) in cash and cash equivalents		833,386	(1,310,532)	(182,099)
Cash and cash equivalents at January 1		1,517,977	2,338,661	1,021,870
Effect of exchange rate fluctuations on cash held		(12,702)	(6,259)	50,068

Cash and cash equivalents at December 31	￦	2,338,661	1,021,870	889,839

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of December 31, 2014, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2014, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2014, there are 22,485,216 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 411

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY 95

LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116

LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,937

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4

LG Display Poland Sp. z o.o.(*3)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511

LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4

L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY 82

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY 116

LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 956

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014, Continued

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD 11

Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800

LG Display China Co., Ltd. (*6)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 6,103

Unified Innovative Technology, LLC (*7)	Wilmington, U.S.A	100%	December 31	March 12, 2014	Manage intellectual property	USD 9

Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 18,100

(*1)	In June 2014, the Controlling Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In December 2014, the Controlling Company invested ￦18,112 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. z o.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. Toshiba’s investment in LGDWR had been regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options. In November 2014, Toshiba exercised its put option in whole at ￦37,128 million.
(*4)	In December 2014, the Controlling Company invested ￦119,400 million in cash for the capital increase of LG Display Guangzhou Co., Ltd. (“LGDGZ”). There was no change in the Controlling Company’s ownership percentage in LGDGZ as a result of this additional investment.
(*5)	In June 2014, the Controlling Company invested in ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014, Continued

(*6)	In May 2014, the Controlling Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January, April and September 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦105,297 million in cash for the capital increase of LGDCA. In 2014, the Controlling Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%.

(*7)	In March 2014, the Controlling Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Controlling Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Controlling Company invested ￦5,206 million in cash for the capital increase of UNIT.

In June 2014, the Controlling Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized a gain on disposal of ￦276 million, which is included in finance income. In December 2014, the Controlling Company disposed of the entire investments in LG Display Reynosa S.A. de C.V. at ￦6,484 million and recognized a loss on disposal of ￦4,157 million, which is included in finance cost.

Dividends received from consolidated subsidiaries for the years ended December 31, 2012, 2013 and 2014 amounted to ￦55,114 million, zero and ￦430,534 million, respectively.

(c)	Cash flows from loss of control of the subsidiaries and carrying amount of assets and liabilities of the subsidiaries upon disposal

(i) LUCOM Display Technology (Kunshan) Limited

(In millions of won)	Amount
Total consideration received	￦	3,383
Cash and cash equivalents held by the subsidiary at disposal		(974)

Net cash flow		2,409

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	24,105
Inventories		2,640
Property, plant and equipment, net		4,101
Intangible assets, net		514
Other assets		1,000
Liabilities of the disposed subsidiary:
Trade accounts and notes payable		23,874
Borrowings		2,719
Other liabilities		649

The Controlling Company’s non-controlling interests decreased by ￦2,985 million on the disposal of a subsidiary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

1.	Reporting Entity, Continued

(c)	Cash flows from loss of control of the subsidiary and carrying amount of assets and liabilities of the subsidiary upon disposal, Continued

(ii) LG Display Reynosa S.A. de C.V.

(In millions of won)	Amount
Total consideration received	￦	6,484
Cash and cash equivalents held by the subsidiary at disposal		(348)

Net cash flow		6,136

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	5,559
Property, plant and equipment, net		2,414
Other assets		2,719
Liabilities of the disposed subsidiary:
Other liabilities		399

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

1.	Reporting Entity, Continued

(d)	Associates and Joint Ventures (Equity Method Investees) as of December 31, 2014

(In millions of won)

Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦ 138,912

Global OLED Technology LLC	Herndon, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents	28,733

Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs	77,162

TLI Inc. (*2)	Seongnam, South Korea	10%	10%	December 31	October 1998	Manufacture and sell semiconduct-or parts for FPDs	5,400

AVACO Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs	11,680

New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs	41,199

LIG ADP Co., Ltd. (*2)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs	2,094

WooRee E&L Co., Ltd.	Ansan, South Korea	21%	21%	December 31	June 2008	Manufacture LED back light unit packages	23,111

LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	14,396

Can Yang Investments Limited (*2)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts	9,467

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

1.	Reporting Entity, Continued

(In millions of won)

Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
YAS Co., Ltd. (*2)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦ 11,019

Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	25,503

AVATEC Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	August 2000	Process and sell glass for FPDs	18,773

Glonix Co., Ltd.	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD	195

							￦407,644

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January, March, September and December 2014, the Controlling Company received ￦1,035 million, ￦921 million, ￦1,596 million and ￦3,646 million, respectively, from the Fund as capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.

In March 2014, the Controlling Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,634 million and recognized a loss on disposal of ￦156 million, which is included in finance cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 27, 2015.

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (notes 3.(j), 15 and 21)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 18)

•	Deferred tax assets and liabilities (note 29)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

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

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint venture is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

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

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss(“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

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

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

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

For the years ended December 31, 2012, 2013 and 2014

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2014, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stock. Incremental costs directly attributable to the issuance of common stock are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stock is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

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

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

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

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

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

For the years ended December 31, 2012, 2013 and 2014

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

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

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

For the years ended December 31, 2012, 2013 and 2014

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

(p)	Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise convertible bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

3.	Summary of Significant Accounting Policies, Continued

(q)	Adopted New and Amended Accounting Pronouncements

Except for the changes below, the Group has consistently applied the accounting policies set out in note 3 to all periods presented in the consolidated financial statements of the Group.

The following amendments to standards and an interpretation were adopted with a date of initial application of January 1, 2014 are as follows.

•	Amendments to IAS 32, Financial Instruments: Presentation

•	Amendments to IAS 36, Impairment of Assets, and

•	IFRIC 21, Levies

The nature and effects of the changes are explained below.

(i) Presentation of financial instruments

The Group has adopted amendments to IAS 32, Financial Instruments: Presentation, since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. There was no impact of applying this amendment on the consolidated financial statements.

(ii) Disclosure of the recoverable amount

The Group has adopted amendments to IAS 36, Impairment of Assets, since January 1, 2014. The amendments require the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. They also require the disclosure of additional information about that fair value measurement. In addition, if the recoverable amount of impaired assets based on fair value less costs of disposal was measured using a present value technique, the amendments also require the disclosure of the discount rates that have been used in the current and previous measurements.

(iii) Levies

The Group has adopted IFRIC 21, Levies, since January 1, 2014. IFRIC 21 is an Interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (or “obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other standards should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense. There was no impact of applying this interpretation on the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

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

(a) Current Financial Assets and Financial Liabilities

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

For the years ended December 31, 2012, 2013 and 2014

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

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

ii) Interest rate risk

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

For the years ended December 31, 2012, 2013 and 2014

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

(In millions of won)
	December 31, 2013		December 31, 2014
Total liabilities	￦	10,917,864	11,183,613
Total equity		10,797,420	11,783,410
Cash and deposits in banks (*1)		2,323,409	2,416,321
Borrowings (including bonds)		3,902,779	4,247,386
Total liabilities to equity ratio		101%	95%
Net borrowings to equity ratio (*2)		15%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Current assets
Cash and cash equivalents
Demand deposits	￦	1,021,870	889,839

Deposits in banks
Time deposits	￦	1,231,539	1,453,677
Restricted cash (*)		70,000	72,805

	￦	1,301,539	1,526,482

Non-current assets
Deposits in banks
Restricted cash (*)		13	8,427

	￦	2,323,422	2,424,748

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Trade, net	￦	2,441,087	2,572,880
Due from related parties		687,539	871,597

	￦	3,128,626	3,444,477

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2014
Current assets
Non-trade accounts receivable, net	￦	79,055	101,027
Accrued income		10,482	18,451
Short-term loans		8	—

	￦	89,545	119,478

Due from related parties included in other accounts receivable, as of December 31, 2013 and 2014 are ￦5,005 million and ￦13,694 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2014
Current assets
Advance payments	￦	10,854	11,960
Prepaid expenses		50,234	48,858
Value added tax refundable		187,337	435,847
Others		3,557	—

	￦	251,982	496,665

Non-current assets
Long-term prepaid expenses	￦	213,682	257,769
Others		3,500	2,900

	￦	217,182	260,669

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2014
Finished goods	￦	733,987	1,200,592
Work-in-process		605,718	745,614
Raw materials		261,947	426,380
Supplies		331,589	381,512

	￦	1,933,241	2,754,098

For the years ended December 31, 2012, 2013 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2012		2013	2014
Inventories recognized as cost of sales	￦	26,424,756	23,524,851	22,667,134
Including: inventory write-downs		135,720	211,363	332,699

There were no significant reversals of inventory write-downs recognized during 2012, 2013 and 2014.

9.	Other Financial Assets

(a) Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2014
Current assets
Deposits	￦	919	681
Available-for-sale financial assets		—	2,569

	￦	919	3,250

Non-current assets
Available-for-sale financial assets	￦	16,908	6,831
Deposits		20,520	18,921
Long-term other accounts receivable		8,818	7,859

	￦	46,246	33,611

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

9.	Other Financial Assets, Continued

(b) Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2014
Current assets
Debt securities
Government bonds	￦	—	2,569

Non-current assets
Debt securities
Government bonds	￦	2,838	668
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Siliconworks Co., Ltd.		11,281	—
Henghao Technology Co., Ltd.		—	3,372
Other		116	118

		14,070	6,163

	￦	16,908	9,400

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2013		December 31, 2014
Suzhou Raken Technology Co., Ltd.	￦	134,508	138,912
Global OLED Technology LLC		31,162	28,733
Paju Electric Glass Co., Ltd.		79,417	77,162
TLI Inc. (*)		5,596	5,400
AVACO Co., Ltd. (*)		8,892	11,680
New Optics Ltd.		34,095	41,199
LIG ADP Co., Ltd.(*)		1,523	2,094
WooRee E&L Co. Ltd. (*)		27,273	23,111
LB Gemini New Growth Fund No.16		19,483	14,396
Can Yang Investments Limited		11,754	9,467
YAS Co., Ltd.		9,826	11,019
Eralite Optoelectronics (Jiangsu) Co., Ltd.		1,830	—
Narenanotech Corporation		25,497	25,503
AVATEC Co., Ltd.(*)		15,680	18,773
Glonix Co., Ltd.		—	195

	￦	406,536	407,644

(*)	Based on quoted market prices at December 31, 2014, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., WooRee E&L Co. Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦6,891 million, ￦10,437 million, ￦12,630 million, ￦14,688 million, and ￦31,270 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2012, 2013 and 2014 amounted to ￦204 million, ￦14,276 million and ￦1,058 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information of significant joint venture as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 are as follows.

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2013		December 31, 2014
Total assets	￦	624,546	473,486
Current assets		513,044	373,640
Non-current assets		111,502	99,846
Total liabilities		360,146	199,313
Current liabilities		360,146	199,313

(In millions of won)	2012		2013	2014
Revenue	￦	1,967,587	1,789,364	1,177,261
Profit for the year		11,503	8,077	5,452
Other comprehensive income (loss)		(15,508)	3,024	4,321
Total comprehensive income (loss)		(4,005)	11,101	9,773

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2013		December 31, 2014
Cash and cash equivalents	￦	28,165	18,648

(In millions of won)	2012		2013	2014
Depreciation	￦	15,997	11,607	9,611
Amortization		1,305	619	531
Interest income		3,473	2,323	4,043
Interest expense		812	307	17
Income tax expense		3,785	2,070	2,704

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

10.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of significant joint venture to their carrying value in the consolidated financial statements as of December 31, 2013 and 2014 are as follows:

(i) As of December 31, 2013

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	264,400	51%	134,844	(336)	134,508

(ii) As of December 31, 2014

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	274,173	51%	139,828	(916)	138,912

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

10.	Investments in Equity Accounted Investees, Continued

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2012

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint ventures	￦	39,760	(5,092)	(3,109)	(8,201)
Individually non-significant associates		233,647	44,211	(10,766)	33,445

(ii) As of December 31, 2013

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint ventures	￦	31,162	(4,388)	(554)	(4,942)
Individually non-significant associates		240,866	22,952	(20,773)	2,179

(iii) As of December 31, 2014

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Individually non-significant joint ventures	￦	28,733	(3,461)	1,032	(2,429)
Individually non-significant associates		239,999	19,224	(10,369)	8,855

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2013 and 2014 are as follows:

(In millions of won)
		2013
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	128,751	11,918	(12,804)	5,101	1,542	—	134,508
Associates	Individually non- significant joint ventures		39,760	(3,656)	—	(4,388)	(554)	—	31,162
	Individually non- significant associates		233,647	5,381	(1,472)	22,952	(20,773)	1,131	240,866

		￦	402,158	13,643	(14,276)	23,665	(19,785)	1,131	406,536

(In millions of won)
		2014
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	134,508	—	—	2,200	2,204	—	138,912
	Individually non- significant joint ventures		31,162	—	—	(3,461)	1,032	—	28,733
Associates	Individually non- significant associates		240,866	(8,664)	(1,058)	19,224	(10,369)	—	239,999

		￦	406,536	(8,664)	(1,058)	17,963	(7,133)	—	407,644

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447
Accumulated depreciation as of January 1, 2013		—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)
Accumulated impairment loss as of January 1, 2013		—	—	—	—	—	—	—

Book value as of January 1, 2013	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511
Additions		—	—	—	—	2,390,259	—	2,390,259
Depreciation		—	(268,494)	(3,244,953)	(65,210)	—	(19,815)	(3,598,472)
Impairment loss		—	—	(839)	(1)	—	(13)	(853)
Disposals		(3,579)	(8,521)	(18,873)	(478)	—	(406)	(31,857)
Others (*2)		962	82,952	434,039	34,434	(563,453)	11,066	—
Effect of movements in exchange rates		—	(535)	(7,744)	(85)	9,764	(25)	1,375
Subsidy received		—	(1,744)	—	—	(57,885)	—	(59,629)

Book value as of December 31, 2013	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334

Acquisition cost as of December 31, 2013	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533

Accumulated depreciation as of December 31, 2013	￦	—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(839)	(1)	—	(13)	(853)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533
Accumulated depreciation as of January 1, 2014		—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)
Accumulated impairment loss as of January 1, 2014		—	—	(839)	(1)	—	(13)	(853)

Book value as of January 1, 2014	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334
Additions		—	—	—	—	2,868,331	—	2,868,331
Depreciation		—	(269,049)	(2,878,246)	(55,090)	—	(19,700)	(3,222,085)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,507)	(14,786)	(124)	(4,414)	(222)	(32,831)
Change due to disposal of a subsidiary		—	—	(3,280)	(2,453)	—	(782)	(6,515)
Others (*2)		4	336,522	4,052,158	66,809	(4,477,903)	22,410	—
Effect of movements in exchange rates		—	5,814	47,454	317	(8,852)	420	45,153
Subsidy received		—	—	(49,424)	—	—	—	(49,424)

Book value as of December 31, 2014	￦	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866

Acquisition cost as of December 31, 2014	￦	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250

Accumulated depreciation as of December 31, 2014	￦	—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(8,167)	(1)	—	(13)	(8,181)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Capitalized borrowing costs	￦	24,612	26,144	35,771
Capitalization rate		3.29%	4.56%	4.23%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904
Accumulated amortization as of January 1, 2013		(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)
Accumulated impairment loss as of January 1, 2013		—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Book value as of January 1, 2013	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602
Additions-internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Additions-external purchases		22,996	—	1,248	—	62,709	—	—	—	3	86,956
Amortization (*1)		(15,214)	(87,164)	—	(128,350)	—	(3,427)	(1,107)	—	(784)	(236,046)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss		—	(35)	(1,330)	—	—	—	—	—	—	(1,365)
Transfer from construction-in-progress		—	54,227	—	—	(54,227)	—	—	—	—	—
Effect of movements in exchange rates		—	121	—	—	—	—	—	—	—	121

Book value as of December 31, 2013	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185

Acquisition cost as of December 31, 2013	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243

Accumulated amortization as of December 31, 2013	￦	(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2014	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243
Accumulated amortization as of January 1, 2014		(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)
Accumulated impairment loss as of January 1, 2014		—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185
Additions-internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions-external purchases		26,160	—	—	—	84,797	—	—	—	—	110,957
Amortization (*1)		(17,754)	(70,802)	—	(176,700)	—	(3,428)	(1,106)	—	(436)	(270,226)
Disposals		(672)	—	—	—	—	—	—	—	—	(672)
Change due to disposal of a subsidiary		—	(514)	—	—	—	—	—	—	—	(514)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	90,274	—	—	(90,274)	—	—	—	—	—
Effect of movements in exchange rates		—	2,331	—	—	20	—	—	—	—	2,351

Book value as of December 31, 2014	￦	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670

Acquisition cost as of December 31, 2014	￦	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925

Accumulated amortization as of December 31, 2014	￦	(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Cash and cash equivalents	￦	1,021,870	889,839
Deposits in banks		1,301,552	1,534,909
Trade accounts and notes receivable, net		3,128,626	3,444,477
Other accounts receivable, net		89,545	119,478
Available-for-sale financial assets		2,838	3,237
Other non-current financial assets		8,818	7,859
Deposits		21,439	19,602

	￦	5,574,688	6,019,401

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Domestic	￦	264,703	406,163
Euro-zone countries		302,920	309,296
Japan		111,397	135,972
United States		1,048,005	1,300,700
China		784,597	746,111
Taiwan		438,929	378,272
Others		178,075	167,963

	￦	3,128,626	3,444,477

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date is as follows:

(In millions of won)
	December 31, 2013			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,091,184	(317)	3,412,933	(762)
Past due 1-15 days		30,005	(8)	26,220	(30)
Past due 16-30 days		7,504	(1)	4,130	(13)
Past due 31-60 days		82	(1)	1,830	(18)
Past due more than 60 days		181	(3)	189	(2)

	￦	3,128,956	(330)	3,445,302	(825)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2012, 2013 and 2014 is as follows:

(In millions of won)
	2012		2013	2014
Balance at the beginning of the year	￦	663	1,019	330
(Reversal of) Bad debt expense		356	(689)	495

Balance at the end of the year	￦	1,019	330	825

There were no receivables written-off for the years ended December 31, 2012, 2013 and 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	649,140	720,878	9,927	10,092	20,073	680,786	—
Unsecured bank loans		1,003,563	1,021,287	266,552	99,823	393,746	260,548	618
Unsecured bond issues		2,594,683	2,799,414	249,662	454,352	1,060,631	1,034,769	—
Trade accounts and notes payable		3,391,635	3,391,635	3,391,635	—	—	—	—
Other accounts payable		1,494,095	1,494,208	1,481,243	12,965	—	—	—
Other non-current liabilities		12,924	14,092	—	—	10,760	3,332	—

	￦	9,146,040	9,441,514	5,399,019	577,232	1,485,210	1,979,435	618

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts and notes payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

(In millions)	December 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL
Cash and cash equivalents	507	1,221	1,565	146	1	79	—
Trade accounts and notes receivable	2,737	682	962	—	—	—	—
Other accounts receivable	13	—	205	1	21	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	18	7	—	—	—
Trade accounts and notes payable	(1,750)	(21,468)	(1,233)	—	—	—	—
Other accounts payable	(268)	(6,056)	(1,522)	(128)	(20)	(11)	(34)
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,508)	—	—	—	—	—	—

Net exposure	(262)	(25,366)	(6)	26	2	68	(34)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2012		2013	2014	December 31, 2013		December 31, 2014
USD	￦	1,126.88	1,094.79	1,052.70	￦	1,055.30	1,099.20
JPY		14.13	11.23	9.96		10.05	9.20
CNY		178.59	178.06	170.83		174.09	176.81
TWD		38.11	36.89	34.73		35.32	34.69
EUR		1,448.63	1,453.39	1,398.37		1,456.26	1,336.52
PLN		346.41	346.39	334.20		351.11	312.49
SGD		901.71	875.08	830.71		832.75	831.75
BRL		—	509.26	448.16		446.75	413.62

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2013 and 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2013			December 31, 2014
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	15,198	22,224	(15,674)	3,829
JPY (5 percent weakening)		(11,007)	(7,526)	(9,701)	(6,169)
CNY (5 percent weakening)		(6,267)	(515)	197	(757)
TWD (5 percent weakening)		28	(4)	46	—
EUR (5 percent weakening)		250	1,877	(360)	1,511
PLN (5 percent weakening)		669	494	981	242
SGD (5 percent weakening)		31	—	—	—
BRL (5 percent weakening)		—	—	(533)	(533)

A stronger won against the above currencies as of December 31, 2013 and 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Fixed rate instruments
Financial assets	￦	2,326,247	2,427,972
Financial liabilities		(3,156,590)	(2,822,170)

	￦	(830,343)	(394,198)

Variable rate instruments
Financial liabilities	￦	(746,189)	(1,425,216)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2013 and 2014 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656
December 31, 2014
Variable rate instruments	￦	(10,803)	10,803	(10,803)	10,803

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2013			December 31, 2014
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	14,235	14,235	3,237	3,237
Assets carried at amortized cost
Cash and cash equivalents	￦	1,021,870	(*)	889,839	(*)
Deposits in banks		1,301,552	(*)	1,534,909	(*)
Trade accounts and notes receivable		3,128,626	(*)	3,444,477	(*)
Other accounts receivable		89,545	(*)	119,478	(*)
Other non-current financial assets		8,818	(*)	7,859	(*)
Deposits		21,439	(*)	19,602	(*)
Liabilities carried at amortized cost
Secured bank loans	￦	26,383	26,383	649,140	649,140
Unsecured bank loans		1,241,981	1,266,521	1,003,563	1,003,590
Unsecured bond issues		2,634,415	2,689,697	2,594,683	2,667,092
Trade accounts and notes payable		2,999,522	(*)	3,391,635	(*)
Other accounts payable		1,374,664	1,374,719	1,494,095	1,493,869
Other non-current liabilities		9,879	9,959	12,924	13,376

(*) Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2013 and 2014 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
ARCH Venture Fund Vill, L.P.		—	118
Henghao Technology Co., Ltd.		—	3,372

	￦	2,673	6,163

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

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

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2013 and December 31, 2014 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,235	—	—	14,235

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	￦	3,237	—	—	3,237

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2013 and December 31, 2014 are as follows:

(In millions of won)	December 31, 2013				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	￦	—	—	26,383	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,266,521	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,689,697	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,374,719	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,959	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	￦	—	—	649,140	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,003,590	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,493,869	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,376	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2013	December 31, 2014
Debentures, loans and others	2.81%~3.84%	2.23%~2.60%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Current
Short-term borrowings	￦	21,090	223,626
Current portion of long-term debt		886,852	744,283

	￦	907,942	967,909

Non-current
Won denominated borrowings	￦	503,968	4,452
Foreign currency denominated borrowings		495,991	1,289,837
Bonds		1,994,878	1,985,188

	￦	2,994,837	3,279,477

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2013		December 31, 2014
Korea Development Bank and others (*)	0.49~0.52	￦	—		219,839
Woori Bank	—		90		—
Industrial and Commercial Bank of China and others	0.66		21,000		3,787

Foreign currency equivalent		USD	15	USD	203
		CNY	31		—

		￦	21,090		223,626

(*)	The Group recognized ￦3,993 million as interest expense in relation to the above short-term borrowings for the year ended December 31, 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won) Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2013		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	11,932	7,336
Korea Development Bank and others	4.51~4.96		496,632	—
Less current portion of long-term debt			(4,596)	(2,884)

		￦	503,968	4,452

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won and USD) Lender	Annual interest rate as of December 31, 2014 (%)(*)	December 31, 2013		December 31, 2014
China Construction Bank and others	3ML+0.90~2.80	￦	738,710		1,421,741

Foreign currency equivalent		USD	700	USD	1,305
Less current portion of long-term debt			(242,719)		(131,904)

		￦	495,991		1,289,837

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)	Maturity	Annual interest rate as of December 31, 2014 (%)	December 31, 2013		December 31, 2014
Won denominated bonds (*)
Publicly issued bonds	June 2015~ October 2019	2.40~5.89	￦	2,640,000	2,600,000
Less discount on bonds				(5,585)	(5,317)
Less current portion				(639,537)	(609,495)

			￦	1,994,878	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

15.	Provisions

Changes in provisions for the year ended December 31, 2013 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2013	￦	200,589	55,384	1,526	257,499
Additions		234,944	98,981	317	334,242
Usage and reclassification		(278,976)	(107,029)	—	(386,005)

Balance at December 31, 2013	￦	156,557	47,336	1,843	205,736

Current	￦	156,557	42,331	1,843	200,731
Non-current	￦	—	5,005	—	5,005

Changes in provisions for the year ended December 31, 2014 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2014	￦	156,557	47,336	1,843	205,736
Additions		46,681	187,771	—	234,452
Usage and reclassification		(54,935)	(183,143)	(212)	(238,290)

Balance at December 31, 2014	￦	148,303	51,964	1,631	201,898

Current	￦	148,303	43,950	1,631	193,884
Non-current	￦	—	8,014	—	8,014

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

16.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Changes in inventories	￦	(72,637)	456,766	(820,857)
Purchases of raw materials, merchandise and others		17,845,211	14,293,048	14,384,289
Depreciation and amortization		4,469,412	3,834,518	3,492,311
Labor cost		2,500,323	2,618,910	2,924,573
Supplies and others		883,155	1,025,938	1,021,469
Outsourcing fees		345,362	736,744	1,084,460
Shipping costs		428,762	271,570	245,217
Utility		675,851	730,174	785,129
Fees and commissions		443,998	465,902	498,192
Warranty expenses		106,391	116,766	187,771
Advertising		104,114	144,847	106,509
Taxes and dues		65,068	75,983	70,523
Travel		52,686	59,946	74,968
Others		1,173,008	1,303,143	1,176,098

(*)	￦	29,020,704	26,134,255	25,230,652

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

17.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Salaries	￦	224,019	232,362	256,869
Expenses related to defined benefit plans		20,282	22,037	27,618
Other employee benefits		56,967	70,254	68,826
Shipping costs		349,691	215,017	199,853
Fees and commissions		190,207	197,237	182,548
Depreciation		112,890	96,115	90,180
Taxes and dues		28,444	33,998	25,370
Advertising		104,114	144,847	106,509
Warranty expenses		106,391	116,766	187,771
Rent		25,829	23,299	22,048
Insurance		11,197	11,887	11,518
Travel		20,518	22,564	23,772
Training		12,856	12,080	12,572
Others		44,031	51,358	51,392

	￦	1,307,436	1,249,821	1,266,846

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

18.	Employee Benefits

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

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Present value of partially funded defined benefit obligations	￦	807,738	1,114,689
Fair value of plan assets		(488,651)	(790,509)

	￦	319,087	324,180

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2013 and 2014 are as follows:

(In millions of won)
	2013		2014
Opening defined benefit obligations	￦	672,370	807,738
Current service cost		149,979	159,239
Past service cost		—	21,990
Interest cost		26,019	34,596
Remeasurements (before tax)		(1,373)	144,100
Benefit payments		(41,264)	(54,555)
Transfers from related parties		2,007	1,584
Disposal of a subsidiary		—	(3)

Closing defined benefit obligations	￦	807,738	1,114,689

Weighted average remaining maturity of defined benefit obligations as of December 31, 2013 and 2014 are 13.4 years and 13.7 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2013 and 2014 are as follows:

(In millions of won)
	2013		2014
Opening fair value of plan assets	￦	491,730	488,651
Expected return on plan assets		16,545	19,069
Remeasurements (before tax)		6	(3,722)
Contributions by employer directly to plan assets		15,000	330,000
Benefit payments		(34,630)	(43,489)

Closing fair value of plan assets	￦	488,651	790,509

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

18.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Guaranteed deposits in banks	￦	488,651	790,509

As of December 31, 2014, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2015 is ￦107,291 million under the assumption that the Controlling Company continues to maintain the plan assets at 70% of the amount payable and all the employees of the Controlling Company would leave the Controlling Company on December 31, 2015.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)	2012		2013	2014
Current service cost	￦	130,160	149,979	159,239
Past service cost		—	—	21,990
Net interest cost		8,719	9,474	15,527

	￦	138,879	159,453	196,756

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2012		2013	2014
Cost of sales	￦	108,801	126,716	157,324
Selling expenses		10,087	10,478	11,872
Administrative expenses		10,195	11,559	15,252
Research and development expenses		9,796	10,700	12,308

	￦	138,879	159,453	196,756

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)	2012		2013	2014
Balance at January 1	￦	(28,950)	(86,524)	(85,860)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(34,372)	(33,447)	(24,399)
Demographic assumptions		(19,939)	(3,791)	7,016
Financial assumptions		(21,610)	38,611	(126,717)
Return on plan assets		199	6	(3,722)
Share of associates regarding remeasurements		(177)	(381)	189

		(75,899)	998	(147,633)

Income tax		18,325	(334)	35,773

Balance at December 31	￦	(86,524)	(85,860)	(197,720)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

18.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2012	2013	2014
Expected rate of salary increase	5.1%	5.1%	5.1%
Discount rate for defined benefit obligations	4.0%	4.4%	3.5%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2013	December 31, 2014
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.01%	0.01%
Fifties	Males	0.06%	0.06%
	Females	0.03%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2014 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(132,479)	162,165
Expected rate of salary increase		157,968	(131,892)

19.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2014
Current liabilities
Withholdings	￦	26,865	18,991
Unearned revenues		4,732	12,394

	￦	31,597	31,385

Non-current liabilities
Long-term accrued expenses	￦	335,447	594
Long-term other accounts payable		39,559	12,924
Long-term unearned revenues		7,494	8,623

	￦	382,500	22,141

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

20.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,058 million (￦2,262,681 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2014, accounts and notes receivable amounting to USD 200 million (￦219,839 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000		—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	329,760	USD	56	61,363
	Hongkong & Shanghai Banking Corp.		Not applicable		USD	181	198,595
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	105	115,416	USD	28	30,655
	Hongkong & Shanghai Banking Corp.	USD	150	164,880	USD	87	95,911
	Sumitomo Mitsui Banking Corporation	USD	200	219,840	USD	139	152,212
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	137,400	USD	91	99,429
	Hongkong & Shanghai Banking Corp.	USD	58	64,182	USD	58	64,182
	Bank of China Limited		Not applicable		USD	12	13,073
LG Display Shenzhen Co., Ltd.	Bank of China Limited		Not applicable		USD	53	58,544
	Standard Chartered Bank		Not applicable		USD	7	7,455

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

20.	Commitments, Continued

Factoring and securitization of accounts receivable, Continued

(In millions of USD and KRW)

Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
LG Display Germany GmbH	Citibank	USD	200	219,840	USD	121	133,223
	BNP Paribas	USD	132	145,094	USD	75	82,439
	Commerzbank AG, etc.		Not applicable		USD	21	23,587
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	500	549,600	USD	500	549,567
	Sumitomo Mitsui Banking Corporation	USD	250	274,800	USD	105	115,845
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	98,928	USD	3	3,398

		USD	2,110	2,319,740	USD	1,537	1,689,478

		USD	2,110	2,419,740	USD	1,537	1,689,478

		KRW	100,000		KRW	—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2014, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦16,488 million), USD 15 million (￦16,488 million) with China Construction Bank, USD 80 million (￦87,936 million) with Bank of China, USD 60 million (￦65,952 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (￦32,976 million) with Hana Bank.

Payment guarantees

The Controlling Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (￦219,840 million) and USD 8.5 million (￦9,343 million) from Royal Bank of Scotland for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (￦6,441 million), CNY 4,225 million (￦747,022 million), TWD 16 million (￦555 million) and PLN 0.2 million (￦62 million), respectively, for their local tax payments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

20.	Commitments, Continued

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦65,952 million) and JPY 8,000 million (￦73,611 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2014, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2014, the Controlling Company’s balance of advances received from a customer amount to USD 405 million (￦445,183 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 140 million (￦153,888 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 600 million (￦659,520 million) from China Construction Bank, as of December 31, 2014, the Group provided its property, plant and equipment and others with carrying amount of ￦1,447,607 million as pledged assets.

21.	Legal Proceedings

(a)	Patent infringements

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case was stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

21.	Legal Proceedings, Continued

(b)	Anti-trust litigation

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Controlling Company is currently defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc., NECO Alliance LLC and the attorney general of Illinois. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

22.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2013 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2012 to December 31, 2014.

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

The dividends of ￦178,908 million (￦500 won per share) was determined by the board of directors in 2015 but have not been paid yet. There are no income tax consequences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2014 are as follows:

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

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2013 and 2014 are as follows:

Classification	December 31, 2013	December 31, 2014
	ADP System Co., Ltd.	ADP System Co., Ltd.
Subsidiaries of associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

—

—

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

LG Innotek Huizhou Co., Ltd

LG Innotek USA, Inc.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

Classification	December 31, 2013	December 31, 2014
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics (Hangzhou) Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
	—	LG Electronics Polska Sp. z o.o.
	—	LG Electronics Philippines Inc.
	—	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	Hi Logistics (China) Co., Ltd.	Hi Logistics (China) Co., Ltd.
	—	LG Electronics Alabama Inc.
	—	LG Electronics Japan, Inc.
	—	LG Electronics U.S.A., Inc.
	—	LG Electronics Vietnam Haiphong Co., Ltd. P.T. LG Electronics Indonesia
	—	Hientech (Tianjin) Co., Ltd.
	—	Hi M Solutek

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Short-term benefits	￦	1,567	2,591	2,607
Expenses related to the defined benefit plan		173	1,139	355

	￦	1,740	3,730	2,962

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)	2012
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint ventures
Suzhou Raken Technology Co., Ltd.	￦	663,297	—	—	—	147,880	24
Associates and its subsidiaries
New Optics LTD.	￦	8	—	164,152	—	—	6,426
LIG ADP Co., Ltd.		—	—	2,165	25,607	—	2,691
TLI Inc.		—	—	54,829	—	—	843

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2012
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
AVACO Co., Ltd.	￦	—	204	719	88,510	—	4,993
AVATEC Co., Ltd.		—	—	—	—	7,580	2,529
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	4,704
Paju Electric Glass Co., Ltd.		—	—	1,052,850	—	—	6,667
Shinbo Electric Co., Ltd.		7,184	—	1,039,740	—	—	3
Narenanotech Corporation		—	—	358	39,027	—	12,624
Glonix Co., Ltd.		—	—	525	—	—	3,149
ADP System Co., Ltd.		—	—	454	9	—	179
YAS Co., Ltd.		—	—	—	28	—	102

	￦	7,192	204	2,315,792	153,181	7,580	44,910

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,622,289	—	61,233	148,665	—	22,045
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	116,974	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,738	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		86,944	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		195,541	55,115	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2012
	Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	￦	467,962	—	—	—	—	—
LG Electronics do Brasil Ltda		371,006	—	—	—	—	340
Hi Business Logistics Co., Ltd.		41	—	—	—	—	24,356
Hi Logistics Europe B.V.		—	—	—	—	—	11,941
LG Innotek Co., Ltd.		10,205	—	408,657	—	—	4,462
LG Innotek Poland Sp. z o.o.		—	—	23,024	—	—	—
LG Innotek (Guangzhou) Co., Ltd.		44,043	—	3,952	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		4,536	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		14,036	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		264,672	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		476,056	—	—	—	—	—
LG Electronics Shenyang Inc.		177,477	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		45,899	—	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		1,345,205	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		889,672	—	—	—	—	13
Others		—	—	3,041	—	—	2,711

	￦	4,547,007	55,115	438,674	—	—	43,823

	￦	6,839,785	55,319	2,815,699	301,846	155,460	110,802

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2013
	Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint ventures
Suzhou Raken Technology Co., Ltd.	￦	480,897	12,804	—	—	166,571	2
Associates and their subsidiaries
New Optics Ltd.	￦	—	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	—	666	8,743	—	3,102
TLI Inc.		—	—	58,881	—	—	1,473
AVACO Co., Ltd.		—	—	665	45,067	—	4,762
AVATEC Co., Ltd.		—	292	23	—	61,738	3,897
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	265
Paju Electric Glass Co., Ltd.		—	—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		—	880	—	—	—	—
Shibo Electric Co., Ltd.		11,931	—	730,010	—	64,022	59
Narenanotech Corporation		—	300	328	2,061	—	412
Glonix Co., Ltd.		—	—	5,209	—	—	115
ADP System Co., Ltd.		—	—	924	1,524	—	692
YAS Co., Ltd.		—	—	1,941	82,483	—	855

	￦	11,931	1,472	1,610,290	139,878	128,230	26,660

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,971,781	—	39,237	208,531	—	38,450

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	—	77
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		437,771	—	—	—	—	—
LG Electronics RUS, LLC		632,009	—	—	—	—	—
LG Electronics do Brasil Ltda.		308,432	—	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	—	5,488
LG Innotek Co., Ltd.		6,139	—	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	—	5,937	—		151
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,344	—	406
Qingdao LG Inspur Digital Communication Co., Ltd.		32,585	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		59,715	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		289,670	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		365,054	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Shenyang Inc.	￦	156,577	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		34,139	—	—	—	—	—
LG Electronics Reynosa S.A. DE C.V.		795,326	—	—	—	—	300
LG Electronics Wroclaw Sp. z o.o.		872,763	—	—	—	—	104
Others		132	—	2,229	—	—	3,703

	￦	4,210,477	—	463,402	29,344	—	46,110

	￦	6,675,086	14,276	2,112,929	377,753	294,801	111,222

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint ventures
Suzhou Raken Technology Co., Ltd.	￦	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	￦	190,780	—	—	—	101,830	2,045

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	579	—	56,412	—	11,057	2,015
LIG ADP Co., Ltd.		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	202,915	—	3,754
AVATEC Co., Ltd.		—	265	143	—	92,353	360
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	4,951
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
Shibo Electric Co., Ltd.		103,091	—	686,100	—	106,311	55
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	4,418	—	497
YAS Co., Ltd.		—	—	734	21,614	—	460

	￦	103,711	1,058	1,445,697	254,467	209,721	20,382

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	2,157,472	—	60,002	267,212	—	73,255

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		342,474	—	—	—	—	1,719
LG Electronics RUS, LLC		530,121	—	—	—	—	—
LG Electronics do Brasil Ltda.		363,092	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	13,082
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,993	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		188,993	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		114,458	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		193,246	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		571,252	—	—	—	—	—
LG Electronics Shenyang Inc.		175,424	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		28,177	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Reynosa, S.A. DE C.V.	￦	960,523	—	—	—	—	1,065
LG Electronics Wroclaw Sp. z o.o.		719,543	—	—	—	—	62
Others		50	—	810	—	—	67,149

	￦	4,447,802	—	510,162	29,993	—	83,581

	￦	6,899,765	1,058	2,015,861	551,672	311,551	179,263

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2013 and 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2013		December 31, 2014	December 31, 2013	December 31, 2014
Joint ventures
Suzhou Raken Technology Co., Ltd.	￦	66,855	27,750	104,119	—
Global OLED Technology LLC		—	—	—	505

	￦	66,855	27,750	104,119	505

Associates and their subsidiaries
New Optics Ltd.	￦	—	440	8,998	14,785
LIG ADP Co., Ltd.		—	—	1,649	2,471
TLI Inc.		—	—	10,418	14,086
AVACO Co., Ltd.		—	—	15,390	14,236
AVATEC Co., Ltd.		—	—	10,041	10,645
AVATEC Electronics Yantai Co., Ltd.		—	—	1,122	247
Paju Electric Glass Co., Ltd.		—	—	108,379	82,792
Shinbo Electric Co., Ltd.		4,562	58,207	165,823	113,660
Narenanotech Corporation		—	—	1,766	1,532
Glonix Co., Ltd.		—	—	1,987	1,752
ADP System Co., Ltd.		—	—	1,410	1,941
YAS Co., Ltd.		—	—	17,156	7,300

	￦	4,562	58,647	344,139	265,447

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2013		December 31, 2014	December 31, 2013	December 31, 2014
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	278,165	385,403	74,085	114,291
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	7,414	13,825	—	—
LG Electronics do Brasil Ltda.		1,750	12,011	—	97
LG Electronics Thailand Co., Ltd.		10,141	17,792	—	—
LG Electronics RUS, LLC		91,018	71,912	—	—
LG Innotek Co., Ltd.		3	4	84,727	88,661
Qingdao LG Inspur Digital Communication Co., Ltd.		24,671	68,754	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		15,824	44,872	—	—
LG Electronics Mexicali, S.A. DE C.V.		1,649	5,389	—	—
LG Electronics Mlawa Sp. z o.o.		55,908	68,397	—	—
LG Electronics Nanjing Display Co., Ltd.		79,978	23,342	216	575
LG Electronics Shenyang Inc.		25,578	15,659	—	—
LG Electronics Taiwan Taipei Co., Ltd.		3,334	5,394	—	—
LG Electronics Reynosa, S.A. DE C.V.		5,027	34,668	—	94
LG Electronics Wroclaw Sp. z o.o.		11,736	13,742	—	14
LG Electronics Vietnam Haiphong Co., Ltd.		—	13,491	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	1,867	7,079
HiEntech Co., Ltd.		—	—	1,176	5,954
Others		8,931	4,239	4,541	5,526

	￦	342,962	413,491	92,527	108,000

	￦	692,544	885,291	614,870	488,243

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

24.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2012, 2013 and 2014.

(a)	Revenue by geography

(In millions of won)
Region	2012		2013	2014
Domestic	￦	2,149,646	2,691,826	2,608,344
Foreign
China		16,766,696	15,229,822	15,773,847
Asia (excluding China)		2,900,738	3,039,652	3,050,652
United States		3,209,225	2,446,128	2,025,978
Europe (excluding Poland)		2,554,823	2,211,073	1,527,003
Poland		1,848,540	1,414,534	1,469,705

		27,280,022	24,341,209	23,847,185

	￦	29,429,668	27,033,035	26,455,529

Sales to Company A and Company B constituted 28% and 27% of total revenue, respectively, for the year ended December 31, 2014 (2012: 22% and 23%, 2013: 23% and 26%). The Group’s top ten end-brand customers together accounted for 79% of sales for the year ended December 31, 2014 (2012: 71%, 2013: 76%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2013
	Property, plant and equipment		Intangible assets
Domestic	￦	10,293,502	461,635
Foreign
China		1,367,276	5,440
Others		147,556	1,110

Sub total	￦	1,514,832	6,550

Total	￦	11,808,334	468,185

(In millions of won)
Region	December 31, 2014
	Property, plant and equipment		Intangible assets
Domestic	￦	8,699,862	548,086
Foreign
China		2,588,511	20,954
Others		114,493	7,630

Sub total	￦	2,703,004	28,584

Total	￦	11,402,866	576,670

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

24.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2012		2013	2014
Panels for:
TFT-LCD televisions	￦	13,511,535	11,779,116	10,415,105
Desktop monitors		5,039,066	5,255,564	4,660,151
Tablet products		3,713,950	3,574,812	3,541,607
Notebook computers		3,667,192	2,818,572	2,668,806
Mobile and others		3,497,925	3,604,971	5,169,860

	￦	29,429,668	27,033,035	26,455,529

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

25.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Rental income	￦	7,253	10,373	6,549
Foreign currency gain		1,228,847	1,068,646	988,366
Gain on disposal of property, plant and equipment		5,925	9,620	8,989
Reversal of stock compensation cost		3	—	—
Reversal of impairment loss on intangible assets		—	296	—
Reversal of allowance for doubtful accounts		521	1,090	—
Commission earned		3,867	3,589	2,486
Others (*)		14,529	15,818	65,513

	￦	1,260,945	1,109,432	1,071,903

(*)	A gain amounting to ￦34,804 million as a result of the Controlling Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Other bad debt expense	￦	9	—	531
Foreign currency loss		1,095,280	987,868	962,693
Loss on disposal of property, plant and equipment		3,728	1,639	2,173
Impairment loss on property, plant and equipment		—	853	8,097
Loss on disposal of intangible assets		704	452	672
Impairment loss on intangible assets		40,012	1,661	492
Donations		15,350	16,514	11,901
Expenses related to legal proceedings or claims and others		458,957	259,601	108,512

	￦	1,614,040	1,268,588	1,095,071

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Salaries and wages	￦	2,006,603	2,084,579	2,351,306
Other employee benefits		397,122	410,253	408,073
Contributions to National Pension plan		59,332	61,788	64,078
Expenses related to defined benefit plan		138,879	159,453	196,756
Stock compensation cost		(3)	—	—

	￦	2,601,933	2,716,073	3,020,213

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Finance income
Interest income	￦	28,859	39,441	49,105
Dividend income		482	306	282
Foreign currency gain		260,265	141,975	55,000
Gain on disposal of available-for-sale financial assets		—	—	780
Gain on disposal of investment in a subsidiary		—	—	276
Gain on disposal of investments in equity accounted investees		3,566	3,289	—

	￦	293,172	185,011	105,443

Finance costs
Interest expense	￦	187,589	158,818	109,776
Foreign currency loss		193,483	198,980	84,649
Loss on disposal of available-for-sale financial assets		5,272	—	—
Loss on impairment of available-for-sale financial assets		6,392	—	—
Loss on disposal of investment in a subsidiary		—	—	4,157
Loss on redemption of debentures		1,524	—	—
Loss on early redemption of debt		—	2,179	6,986
Loss on sale of trade accounts and notes receivable		32,431	19,463	9,812
Loss on disposal of investments in equity accounted investees		—	2,411	156
Loss on impairment of investments in equity accounted investees		10,005	—	—

	￦	436,696	381,851	215,536

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)
	2012		2013	2014
Foreign currency translation differences for foreign operations	￦	(86,320)	(22,100)	37,739
Net change in fair value of available-for-sale financial assets		4,764	826	982
Tax effect		(1,043)	(225)	(119)

Finance income (costs) recognized in other comprehensive income (loss) after tax	￦	(82,599)	(21,499)	38,602

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

28.	Income Taxes

(a)	Details of income tax expense (benefit) recognized in profit for the year for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)	2012		2013	2014
Current tax expense
Current year	￦	75,946	122,150	288,280
Adjustment for prior years		—	31,809	—

		75,946	153,959	288,280
Deferred tax expense (benefit)
Origination and reversal of temporary differences		(51,335)	42,004	(55,976)
Change in unrecognized deferred tax assets		197,569	215,369	92,249

		146,234	257,373	36,273

Income tax expense	￦	222,180	411,332	324,553

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of won)	2012
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	￦	4,764	(974)	3,790
Remeasurements of net defined benefit liabilities (assets)		(75,899)	18,325	(57,574)
Foreign currency translation differences for foreign operations		(86,320)	(69)	(86,389)
Share of loss from sale of treasury stocks by associates		(48)	—	(48)

	￦	(157,503)	17,282	(140,221)

(In millions of won)	2013
	Before tax		Tax expense	Net of tax
Net change in fair value of available-for-sale financial assets	￦	826	(188)	638
Remeasurements of net defined benefit liabilities (assets)		998	(334)	664
Foreign currency translation differences for foreign operations		(22,100)	(37)	(22,137)
Share of loss from sale of treasury stocks by associates		(802)	—	(802)

	￦	(21,078)	(559)	(21,637)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

28.	Income Taxes, Continued

(In millions of won)	2014
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	￦	982	(186)	796
Remeasurements of net defined benefit liabilities (assets)		(147,633)	35,773	(111,860)
Foreign currency translation differences for foreign operations		37,739	67	37,806
Share of loss from sale of treasury stocks by associates		(1,360)	—	(1,360)

	￦	(110,272)	35,654	(74,618)

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2012, 2013 and 2014 is as follows:

(In millions of won)	2012			2013		2014
Profit for the year	￦		236,345		418,973		917,404
Income tax expense			222,180		411,332		324,553

Profit before income tax			458,525		830,305		1,241,957

Income tax using the statutory tax rate of each country		27.73%	127,134	24.47%	203,182	32.96%	409,341
Non-deductible expenses (non-taxable benefits), net		5.43%	24,882	1.87%	15,517	(2.22%)	(27,537)
Tax credits		(26.85%)	(123,126)	(6.05%)	(50,214)	(10.39%)	(129,026)
Change in unrecognized deferred tax assets		43.09%	197,569	25.94%	215,369	7.43%	92,249
Adjustment for prior years		—	—	2.03%	16,877	—	—
Others		(0.94%)	(4,279)	1.28%	10,601	(1.65%)	(20,474)

Actual income tax expense	￦		222,180		411,332		324,553

Actual effective tax rate			48.46%		49.54%		26.13%

From 2014, the Controlling Company has presented the above reconciliation by using the profit before tax and a composite statutory tax rate based on the statutory tax rates of each Group entity instead of that of just the Controlling Company. The amounts for the year ended December 31, 2012 and 2013 have been re-presented to conform to 2014’s presentation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2013 and 2014, in relation to the temporary differences on investments in subsidiaries amounting to ￦148,224 million and ￦188,298 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2014, the Controlling Company recognized deferred tax assets of ￦397,105 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2015		2016	2017	2018	2019
Tax credit carryforwards	￦	156,178	120,893	20,455	21,715	6,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

29.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2013		December, 31, 2014	December, 31, 2013	December, 31, 2014	December, 31, 2013	December, 31, 2014
Other accounts receivable, net	￦	—	—	(2,476)	(3,440)	(2,476)	(3,440)
Inventories, net		18,866	46,377	—	—	18,866	46,377
Available-for-sale financial assets		98	—	—	(88)	98	(88)
Defined benefit liabilities, net		72,709	112,213	—	—	72,709	112,213
Investments in equity accounted investees and subsidiaries		2,972	29,839	—	—	2,972	29,839
Accrued expenses		83,571	177,163	—	—	83,571	177,163
Property, plant and equipment		189,422	236,848	—	—	189,422	236,848
Intangible assets		—	1,423	(1,207)	—	(1,207)	1,423
Provisions		11,460	12,710	—	—	11,460	12,710
Gain or loss on foreign currency translation, net		282	169	(957)	(1)	(675)	168
Others		13,473	26,212	(171)	(268)	13,302	25,944
Tax losses carryforwards		110,550	—	—	—	110,550	—
Tax credit carryforwards		538,289	397,105	—	—	538,289	397,105

Deferred tax assets (liabilities)	￦	1,041,692	1,040,059	(4,811)	(3,797)	1,036,881	1,036,262

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2013 and 2014 are as follows:

(In millions of won)

	January 1, 2013		Profit or loss	Other compre- hensive income	December 31, 2013	Profit or loss	Other compre- hensive income	December 31, 2014
Other accounts receivable, net	￦	(2,063)	(413)	—	(2,476)	(964)	—	(3,440)
Inventories, net		10,075	8,791	—	18,866	27,511	—	46,377
Available-for-sale financial assets		285	1	(188)	98	—	(186)	(88)
Defined benefit liabilities, net		38,573	34,470	(334)	72,709	3,731	35,773	112,213
Investments in equity accounted investees		7,619	(4,647)	—	2,972	26,867	—	29,839
Accrued expenses		81,802	1,769	—	83,571	93,592	—	177,163
Property, plant and equipment		171,881	17,541	—	189,422	47,426	—	236,848
Intangible assets		2,488	(3,695)	—	(1,207)	2,630	—	1,423
Provisions		12,979	(1,519)	—	11,460	1,250	—	12,710
Gain or loss on foreign currency translation, net		4,382	(5,057)	—	(675)	843	—	168
Others		34,124	(20,785)	(37)	13,302	12,575	67	25,944
Tax losses carryforwards		233,139	(122,589)	—	110,550	(110,550)	—	—
Tax credit carryforwards		699,529	(161,240)	—	538,289	(141,184)	—	397,105

Deferred tax assets (liabilities)	￦	1,294,813	(257,373)	(559)	1,036,881	(36,273)	35,654	1,036,262

Statutory tax rate applicable to the Controlling Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2014

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In won and No. of shares)
	2012		2013	2014
Profit attributable to owners of the Controlling Company	￦	233,204,398,428	426,118,222,180	904,267,992,399
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Earnings per share	￦	652	1,191	2,527

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2012 to December 31, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2013 and 2014.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2012, 2013 and 2014 is as follows:

(In millions of won)
	2012	2013	2014
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (1,270,755)	(1,108,944)	(149,989)