Form 20-F
period 2015-12-31
LG Display Co., Ltd.
filed 2016-04-29
CIK 1290109

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

WonJong Han

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

Telephone No.: +82-2-3777-1010

Facsimile No.: +82-2-3777-0785

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of Common Stock	New York Stock Exchange
Common Stock, par value ~~W~~5,000 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

357,815,700 shares of common stock, par value ~~W~~5,000 per share

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2014 and 2015 and for each of the years ended in the three-year period ended December 31, 2015 included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, all references to “R$” are to the currency of Brazil, and all references to “SG$” are to the currency of Singapore.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2015, which was ~~W~~1,169.26 = US$1.00.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2014 and 2015 and for each of the years in the three-year period ended December 31, 2015 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2014 and 2015 included in the Form 6-K furnished to the SEC on February 26, 2016 is a profit of ~~W~~1,357 billion and ~~W~~1,626 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 26, 2016, which is not incorporated by reference to this annual report.

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

Consolidated statements of comprehensive income (loss) data

	Year ended December 31,
	2011		2012		2013		2014		2015		2015 (1)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	~~W~~	24,291	~~W~~	29,430	~~W~~	27,033	~~W~~	26,456	~~W~~	28,384	US$	24,275
Cost of sales		(23,081)		(26,425)		(23,525)		(22,667)		(24,070)		(20,586)
Gross profit		1,210		3,005		3,508		3,789		4,314		3,689
Selling expenses		(728)		(814)		(732)		(747)		(878)		(751)
Administrative expenses (2)		(430)		(494)		(518)		(520)		(593)		(507)
Research and development expenses (2)		(816)		(785)		(1,096)		(1,164)		(1,218)		(1,042)
Profit (loss) before income tax		(1,081)		459		830		1,242		1,434		1,226
Income tax expense (benefit)		(293)		222		411		325		411		352
Profit (loss) for the year		(788)		237		419		917		1,023		874
Total comprehensive income (loss) for the year		(757)		97		397		843		1,003		858
Basic earnings (loss) per share (Won, US$)	~~W~~	(2,155)	~~W~~	652	~~W~~	1,191	~~W~~	2,527	~~W~~	2,701	US$	2.31
Diluted earnings (loss) per share (Won, US$)	~~W~~	(2,155)	~~W~~	652	~~W~~	1,191	~~W~~	2,527	~~W~~	2,701	US$	2.31

Consolidated statements of financial position data

	As of December 31,
	2011		2012		2013		2014		2015		2015 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	~~W~~	1,518	~~W~~	2,339	~~W~~	1,022	~~W~~	890	~~W~~	752	US$	643
Deposits in banks		815		315		1,302		1,526		1,772		1,515
Trade accounts and notes receivable, net		2,740		3,334		3,129		3,444		4,098		3,505
Inventories		2,317		2,390		1,933		2,754		2,352		2,012
Total current assets		7,858		8,915		7,732		9,241		9,532		8,152
Property, plant and equipment, net		14,697		13,108		11,808		11,403		10,546		9,019
Total assets		25,163		24,456		21,715		22,967		22,577		19,309
Trade accounts and notes payable		3,783		4,147		3,000		3,392		2,765		2,365
Current financial liabilities		895		1,015		908		968		1,416		1,211
Other accounts payable		3,993		2,811		1,454		1,508		1,500		1,283
Total current liabilities		9,911		9,206		6,789		7,550		6,607		5,651
Non-current financial liabilities		3,722		3,441		2,995		3,279		2,808		2,402
Long-term advance received		669		1,050		427		—		—		—
Total liabilities		15,032		14,215		10,918		11,184		9,872		8,443
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,455
Retained earnings		6,063		6,239		6,663		7,455		8,159		6,978
Total equity		10,131		10,240		10,797		11,783		12,705		10,866

Other financial data

	Year ended December 31,
	2011		2012		2013		2014		2015		2015 (1)
	(in billions of Won, except for percentages and per share data)										(in millions of US$, except for percentages and per share data)
Gross margin (3)		5.0%		10.2%		13.0%		14.3%		15,2%		15.2%
Net margin (4)		(3.2)%		0.8%		1.5%		3.5%		3.6%		3.6%
EBITDA (5)	~~W~~	2,657	~~W~~	5,087	~~W~~	4,784	~~W~~	4,795	~~W~~	4,880	US$	4,174
Capital expenditures		4,063		3,972		3,473		2,983		2,365		2,023
Depreciation and amortization (6)		3,651		4,469		3,834		3,492		3,376		2,887
Net cash provided by operating activities		3,666		4,570		3,585		2,865		2,727		2,332
Net cash used in investing activities		(3,494)		(3,688)		(4,504)		(3,451)		(2,732)		(2,337)
Net cash provided by (used in) financing activities		(278)		(48)		(391)		405		(174)		(149)
Dividends declared per share (Won, US$) (7)		—		—		—	~~W~~	500	~~W~~	500	US$	0.4

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Amortization expenses related to certain research and development activities included in “administrative expenses” for the year ended December 31, 2011 have been reclassified as “research and development expenses” to conform to the criteria of classification for the years ended December 31, 2012, 2013, 2014 and 2015.
(3)	Gross margin represents gross profit divided by revenue.
(4)	Net margin represents profit (loss) for the year divided by revenue.
(5)	EBITDA is defined as profit (loss) for the year excluding interest expense, income tax expense (benefit), depreciation and amortization of intangible assets and interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the year, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the year to EBITDA is as follows:

	Year ended December 31,
	2011		2012		2013		2014		2015		2015 (1)
	(in billions of Won)										(in millions of US$)
Profit (loss) for the year	~~W~~	(788)	~~W~~	237	~~W~~	419	~~W~~	917	~~W~~	1,023	US$	875
Interest income		(58)		(29)		(39)		(49)		(57)		(49)
Interest expense		145		188		159		110		128		109
Income tax expense (benefit)		(293)		222		411		325		411		352
Depreciation		3,413		4,196		3,598		3,222		2,969		2,539
Amortization of intangible assets		238		273		236		270		406		347

EBITDA	~~W~~	2,657	~~W~~	5,087	~~W~~	4,784	~~W~~	4,795	~~W~~	4,880	US$	4,174

(6)	Includes amortization of intangible assets.
(7)	Dividends declared per share represent cash dividends declared for the year divided by outstanding shares of common stock as of December 31.

Operating data

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Number of panels sold by product category:
Televisions(1)	53,084	56,490	53,797	51,358	55,319
Notebook computers(2)	62,923	69,559	55,559	50,175	45,509
Desktop monitors(3)	50,247	51,819	49,986	43,848	41,912
Tablet computers(4)	35,640	56,526	63,840	50,995	31,476
Mobile and other applications(5)	164,702	164,409	162,011	216,479	216,565

Total	366,596	398,803	385,193	412,855	390,781

(1)	For the years ended December 31, 2011 and 2012, includes television sets manufactured and sold by our former joint venture company L&T Display Technology (Xiamen) Limited, which was dissolved in August 2015.
(2)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in the annual report on Form 20-F filed with the SEC on April 30, 2014. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year ended December 31,
	2011		2012		2013		2014		2015		2015 (6)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions(1)	~~W~~	11,579	~~W~~	13,512	~~W~~	11,795	~~W~~	10,540	~~W~~	10,854	US$	9,283
Notebook computers(2)		3,246		3,667		2,819		2,669		2,509		2,146
Desktop monitors(3)		4,975		5,039		5,256		4,660		4,553		3,894
Tablet computers(4)		2,224		3,714		3,575		3,542		2,510		2,147
Mobile and other applications(5)		2,190		3,371		3,537		5,005		7,919		6,773

Total sales of goods	~~W~~	24,214	~~W~~	29,303	~~W~~	26,982	~~W~~	26,416	~~W~~	28,345	US$	24,243
Royalties		61		38		19		15		19		16
Others		16		89		32		25		20		16

Revenue	~~W~~	24,291	~~W~~	29,430	~~W~~	27,033	~~W~~	26,456	~~W~~	28,384	US$	24,275

(1)	For the years ended December 31, 2011 and 2012, includes television sets manufactured and sold by our former joint venture company L&T Display Technology (Xiamen) Limited, which was dissolved in August 2015.
(2)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	We established tablet computers as a new product category in our audited consolidated financial statements for the three-year period ended December 31, 2013 included in the annual report on Form 20-F filed with the SEC on April 30, 2014. Previously, tablet computer panels were reported in the notebook computer and mobile and other application product categories.
(5)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(6)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2015, which was ~~W~~1,169.26 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 22, 2016, the noon buying rate was ~~W~~1,147.85 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year ended December 31,	At End of Period		Average Rate (1)		High		Low
	(Korean Won per US$1.00)
2011	~~W~~	1,158.5	~~W~~	1,106.9	~~W~~	1,197.5	~~W~~	1,049.2
2012		1,063.2		1,126.2		1,185.0		1,063.2
2013		1,055.3		1,094.7		1,161.3		1,050.1
2014		1,090.9		1,052.3		1,117.7		1,008.9
2015		1,169.3		1,131.0		1,196.4		1,063.0
October		1,140.5		1,143.2		1,180.0		1,120.9
November		1,149.4		1,153.5		1,172.7		1,136.5
December		1,169.3		1,169.9		1,188.0		1,140.7
2016 (through April 22)		1,147.9		1,183.7		1,242.6		1,126.0
January		1,210.0		1,203.3		1,217.0		1,190.4
February		1,238.1		1,216.2		1,242.6		1,186.1
March		1,138.9		1,181.6		1,229.6		1,138.9
April (through April 22)		1,147.9		1,145.7		1,158.4		1,126.0

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month (or portion thereof) is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 10.4% from US$723 in 2013 to US$648 in 2014 and further decreased by 5.7% to US$612 in 2015 as the operation of new fabrication facilities by our competitors, as well as weakening demand for consumer electronics products, contributed to downward pricing pressure.

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

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix that are tailored to our customers’ evolving needs, we also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

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

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production. For example, in 2013 compared to 2012, demand for our products in terms of sales revenue and sales volume decreased due in part to inventory adjustments by our customers in light of lingering uncertainties in the global economic environment.

We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display, Innolux, AU Optronics, Chunghwa Picture Tubes, HannStar Display, BOE, China Star Optolectronics Technology, CEC Panda, Japan Display, Sharp and Panasonic LCD.

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

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies. For example, in April 2016, Foxconn Technology Group, an integrated electronics contract manufacturer for end-brands, entered into a definitive agreement to acquire a majority stake in our competitor, Sharp. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

We and our competitors each seek to establish our own products and technologies as the industry standards. For example, in the large-sized television panel market, we currently manufacture primarily 32-inch, 42-inch, 43-inch, 49-inch and 55-inch television panels and utilize white RGB, or WRGB, technology for our organic light-emitting diode, or OLED, television panels. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions, such as 39-inch, 39.5-inch, 40-inch, 48-inch and 58-inch panels and utilize competing display panel technologies. If our competitors’ panels or the technologies they adopt become the market standard, we may lose market share and may not realize the expected return on our investments in the technologies we utilize in our display panels, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our television panels utilizing ultra-high definition, or Ultra HD, technologies, Advanced High-Performance In-Place Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers and desktop monitors, ultra-large and ultra-thin OLED television and public display panels and flexible OLED smartphone and smartwatch panels. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

A substantial and growing portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 76% of our sales in 2013, 79% in 2014 and 82% in 2015.

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

We engage in related party transactions with LG Electronics and its affiliates:

•	Sales to LG Electronics – sales to LG Electronics and its subsidiaries, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 25.9%, 27.0% and 23.5% of our sales in 2013, 2014 and 2015, respectively.

•	Sales to LG International – sales to LG International Corp., our affiliated trading company, and its subsidiaries amounted to 5.4%, 3.5% and 3.5% of our sales in 2013, 2014 and 2015, respectively.

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

Our top ten end-brand customers together accounted for approximately 76% of our sales in 2013, 79% in 2014 and 82% in 2015. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International and its subsidiaries. Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. Although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, the expanding mobile display market for smart devices such as smartphones and smartwatches has resulted in increased demand for display panels using new energy-efficient technologies that provide for greater resolutions, wider viewing angles, high light transmittance and stability of images even when used on a touchscreen device. We have introduced mobile display products based on AH-IPS, which have helped us quickly secure a leading role in this market.

While thin-film transistor liquid crystal display, or TFT-LCD, technology undergoes continued innovation, we and our competitors are also developing new display technologies that depart from TFT-LCD technology, such as OLED technology. In particular, we and some of our competitors have already commenced mass production of OLED products. We began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively.

With the launch of retail sales of 55-inch and 65-inch OLED televisions by certain of our customers starting in the first quarter of 2013 and third quarter of 2015, respectively, we intend to deploy greater resources into expanding our large-sized OLED panel fabrication capabilities with the aim of maintaining our early competitive edge in the market. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 43.6%, 39.8% and 38.2% of our total revenue in 2013, 2014 and 2015, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 10.4%, 10.1% and 8.8% of our total revenue in 2013, 2014 and 2015, respectively, those who use our panels in their desktop monitors, which accounted for 19.4%, 17.6% and 16.0% of our total revenue in 2013, 2014 and 2015, respectively, those who use our panels in their tablet computers, which accounted for 13.2%, 13.4% and 8.8% of our total revenue in 2013, 2014 and 2015, respectively, and those who use our panels in their mobile and other applications, which accounted for 13.1%, 18.9% and 27.9% of our total revenue in 2013, 2014 and 2015, respectively. Although the degree to which our total sales are dependent on sales of television panels has decreased in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

The emergence of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume is predominantly derived from the sale of display panels with TFT-LCD technology, new display technologies, such as OLED technology, are at various stages of development and production by us and other display panel makers. OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels for televisions, smartphones and tablet computers, and industrial and other applications, including public displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively.

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded the Silver Award for Display Application of the Year for our circular plastic OLED panels for smartphones and Silver Award for the Display of the Year for our 65-inch Ultra HD curved OLED panels for televisions in June 2015, as well as Best in Show Award for our product line-up of 55-inch, 65-inch and 77-inch Ultra HD curved OLED television panels in June 2014. While we aim to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is in the early stages of development and we expect competition will intensify.

If OLED panels gain market acceptance as an alternative to TFT-LCD panels and we are unable to develop and commercialize OLED technology in a commercially viable and timely manner to offset declining sales of our TFT-LCD panels, or if customers prefer panels developed and manufactured by our competitors utilizing competing types of OLED technologies, this would have a material adverse effect on our financial condition and results of operations. See also “—We operate in a highly competitive environment and we may not be able to sustain our current market position.” above.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we estimate that we will continue to incur significant capital expenditures for the enhancement of existing production facilities, including the construction of additional, and the conversion of existing, production lines, and the construction of new production facilities. In response to and in anticipation of growing demand in the China market, we commenced mass production at our GP1 fabrication facility, our newest eighth-generation panel fabrication facility located in Guangzhou, China, in September 2014. In line with our goal of establishing and maintaining an early competitive edge in the market for OLED panels, we began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively. In anticipation of growing demand for OLED panels, in July 2015, we announced plans for our new E5 production line on which we expect to commence mass production of OLED panels in the first half of 2017, subject to market conditions and any changes in our investment timetable. In addition, in November 2015, we announced plans for the construction of our P10 fabrication facility in Paju, Korea. We expect production primarily of OLED panels to commence at the new Paju fabrication facility in the first half of 2018, subject to market conditions and any changes in our investment timetable. In February 2014, we commenced mass production of low temperature polycrystalline silicon, or LTPS, based TFT backplanes at our LTPS production lines, AP3, which were converted from a set of existing production lines in our P61 fabrication facility located in Gumi City that previously produced amorphous silicon, or a-Si, based TFT backplanes. In September 2013, we entered into a memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our additional ~~W~~0.8 trillion investment to convert an additional set of a-Si production lines into LTPS production lines in our P61 fabrication facility to augment our AP3 production lines. In July 2015, we entered into another memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our ~~W~~1.05 trillion investment in our new E5 production line, as mentioned above.

In 2015, our total capital expenditure on a cash out basis amounted to ~~W~~2.4 trillion. In 2016, we currently expect that our total capital expenditures on a cash out basis will be higher than in 2015, primarily to fund the construction of our P10 fabrication facility in Paju, Korea and expansion of our OLED panel production capacities to respond to increases in demand for our panels, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we increased our capacity at our Korean facilities by commencing mass production at our E2 production lines in December 2013. In addition, we converted existing production lines and established our AP3 production lines and commenced mass production of LTPS based displays for mobile devices in February 2014 and invested in additional production lines and established our E4 production lines and commenced mass production of OLED panels for televisions in December 2014. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, we commenced mass production at our module production plant at our GP1 fabrication facility in Guangzhou, China in September 2014. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

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

If earthquakes, tsunamis, floods or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as customers of our products, are located in countries which have suffered natural calamities such as earthquakes and tsunamis in the recent past, such as Japan and Taiwan. Any occurrence of such natural calamities in Japan or any other countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including Japan, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request. In February 2014, the European Union General Court reduced the fine to €210 million and LG Display paid the fine in full in April 2014. In May 2014, LG Display filed an appeal with the European Court of Justice requesting annulment of the European Union General Court’s judgment and further reduction of the fine imposed by the European Commission’s decision, and in April 2015 the European Court of Justice upheld the decision of the European Union General Court.

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

In December 2011, the Korea Fair Trade Commission imposed a fine of ~~W~~31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. In February 2014, the Seoul High Court annulled the decision of the Korea Fair Trade Commission. In March 2014, the Korea Fair Trade Commission filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. In June 2014, the Supreme Court of Korea upheld the lower court’s decision.

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

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. LG Display has since reached settlement with each of the attorneys general that had filed action.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc. (“Motorola”), and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed separate claims in the United States. In 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. The cases were transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. As of April 28, 2016, LG Display has reached settlement with each of the plaintiffs mentioned above, except as to Motorola and Costco Wholesale Corp.

In July 2013, the Motorola case was remanded to the District Court for the Northern District of Illinois (the “NDIL Court”). In September 2013, LG Display and defendants in the Motorola case submitted a motion for reconsideration of a summary judgment ruling on the Foreign Trade Antitrust Improvements Act (“FTAIA”) to the NDIL Court. In January 2014, the NDIL Court granted defendants’ motion for reconsideration based on the FTAIA and Motorola appealed to the United States Court of Appeals for the 7th Circuit (the “7th Circuit Appeals Court”). In November 2014, oral hearing took place before the 7th Circuit Appeals Court for the Motorola case, and the 7th Circuit Appeals Court affirmed the NDIL Court’s decision. In March 2015, Motorola filed a Petition for Writ of Certiorari with the Supreme Court of the United States. In June 2015, the Supreme Court of the United States denied Motorola’s Petition for Writ of Certiorari. In July 2015, the NDIL Court dismissed LG Display from the Motorola case.

In July 2013, the Costco case was remanded to the District Court for the Western District of Washington (the “WDWA Court”). In September 2014, jury trial for the Costco case commenced in the WDWA Court. In October 2014, the jury rendered a verdict of approximately US$36.7 million for Costco Wholesale Corp. against LG Display and AU Optronics. In June 2015, the court entered judgment in favor of Costco Wholesale Corp. for US$61.9 million (including treble damages and offset), and LG Display filed combined motions for (i) judgment as a matter of law; (ii) in the alternative, a new trial; and (iii) amendment of findings in bench trial. In March 2016, the WDWA Court denied LG Display’s combined motions and we filed notice of appeal to the United States Court of Appeals for the 9th Circuit.

In December 2014, iiyama (UK) Limited and its affiliates (“iiyama”) filed claims in the High Court of Justice in the United Kingdom against LG Display and other unrelated entities alleging damages arising from the European Commission’s finding on December 8, 2010 that the Company engaged in anticompetitive activities in the LCD industry in violation of European competition laws. In October 2015, we issued an application contesting the jurisdiction of the English courts to hear the claims of iiyama. A hearing of such application is scheduled to take place in May 2016.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in Canadian provinces of British Columbia, Ontario and Quebec. The Ontario Superior Court of Justice certified the class in May 2011. In April 2014, we appealed the class certification decision to the Court of Appeal for Ontario, which upheld the lower court’s decision in an order dated December 2015. LG Display is currently defending against their claims. The actions in Quebec and British Columbia have been held in abeyance.

In December 2013, a class action complaint was filed in the Central District in Israel. In June 2015, we filed a motion to cancel leave to serve process, which was denied in March 2016. In April 2016, we appealed this decision.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. However, the actual outcomes may be materially different from those estimated as of December 31, 2015 and may have a material adverse effect on our operating results or financial condition.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2015, 93.6% of our sales were denominated in U.S. dollars. During the same period, 86.7% of our purchases of raw materials and components were denominated in U.S. dollars and 10.7% in Japanese Yen. In addition, 59.4% of our equipment purchases and construction costs were denominated in Korean Won, 16.2% in Chinese Renminbi, 15.6% in U.S. dollars and 8.7% in Japanese Yen.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar and Japanese Yen has fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Japanese Yen increases the Korean Won cost of our Japanese Yen denominated purchases of raw materials and components and, to the extent we have any debt denominated in Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. In December 2015, Delaware Display Group LLC and Innovative Display Technologies LLC filed a new patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware with respect to three patents that were dismissed without prejudice from the aforementioned patent infringement action. LG Display is currently defending against their claims.

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

As of December 31, 2015, approximately 69.2% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Due in part to the decision, we incurred additional labor costs in the form of a one time increase in the base salaries of some of our employees in 2014. See “Item 5.A. Operating Results—Comparison of 2014 to 2013.” While we have not received any claims from our current or former employees for additional payments under the expanded scope of ordinary wages and anticipate that it is unlikely that any such claims would be brought or would result in additional payments, if any such additional payments are incurred, they may have an adverse effect on our financial condition and results of operation.

We are subject to strict safety and environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted.

Our manufacturing processes involve hazardous materials and generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have enacted safety measures, engaged in employee education on handling such materials and installed various types of safety and anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. See “Item 4.B. Business Overview—Environmental Matters” for a description of the anti-pollution equipment that we have installed in our various facilities. However, we cannot provide assurance that our protocols will always be followed and safety or environmental related claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent safety or environmental standards. For example, in February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million for violating the Occupational Health and Safety Act in connection with an accidental exposure of nitrogen gas at one of our production facilities in Paju, Korea in January 2015. Further in connection with such incident, in January 2016, the Goyang Branch Court of the Uijeongbu District Court imposed a fine of ~~W~~10 million on us and a suspended sentence on five of our employees involved in the incident, citing violations of the Occupational Health and Safety Act. Appellate proceedings are in progress at the Uijeongbu District Court.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 28, 2016. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. See “Item 9.C. Markets—The Korea Exchange.” Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	continuing adverse conditions in the economies of countries that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers;

•	the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is Korea’s most important export market;

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	further decreases in the market prices of Korean real estate;

•	a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea (such as the sinking of the Sewol ferry in 2014, which significantly dampened consumer sentiment in Korea) or its major trading partners;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the supply of oil or sudden increase in the price of oil;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•	From time to time, North Korea has conducted ballistic missile tests. Most recently in February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program.

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed a series of resolutions that condemned North Korea for the nuclear tests and imposed expanded sanctions against North Korea. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea.

•	In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from North Korea and Korea subsequently met for discussions and entered into an agreement on August 25, 2015 intended to diffuse military tensions.

•	In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. There can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

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

We are a leading innovator of TFT-LCD, OLED and other display panel technologies. We manufacture display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and various other applications, including mobile devices.

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

In July 1999, LG Electronics entered into a joint venture agreement with Koninklijke Philips Electronics N.V., pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in August 1999. In July 2004, we completed our initial public offering and listed shares of our common stock on the Korea Exchange under the identifying code “034220” and our ADSs on the New York Stock Exchange under the symbol “LPL”. Prior to the listings, LG Electronics and Philips Electronics terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders. The shareholders’ agreement automatically terminated upon Philips Electronics’ sale of all of its remaining ownership interest in us in March 2009. Effective March 3, 2008, we changed our name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. in order to reflect the expansion of our business scope and shift in business model, fully expressing our commitment to the future.

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2015, in order to achieve synergies and further strengthen our OLED business, we acquired LG Chem’s OLED light business by way of assuming the inventory, intellectual property rights and employees related to the OLED light business. Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-1010.

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

We work closely with the local authorities where our fabrication facilities are located, and we have signed a number of memoranda of understandings, the latest one having been signed in July 2015, with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our investment at our Gumi Display Cluster in our new E5 production line on which we expect to commence mass production of OLED panels in the first half of 2017, subject to market conditions and any changes in our investment timetable.

With respect to our on-going expansion and conversion projects, we are currently constructing our P10 fabrication facility in Paju, Korea, which is expected to commence production primarily of OLED panels in the first half of 2018. We are also in the process of installing our new E5 production line on which we expect to commence mass production of OLED panels in the first half of 2017, as discussed above. Each of our on-going expansion projects are subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

With respect to our assembly facilities, from 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built and have since expanded, in order to better serve the needs of our global customers with manufacturing facilities in China. In January 2006, we commenced operations at a new assembly facility in Paju, Korea. In February 2007, we commenced mass production at our module production plant in Wroclaw, Poland. In December 2007, we commenced mass production at our module production plant in Guangzhou, China.

For a description of cash outflows relating to our capital expenditures in the past three fiscal years, see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and mobile devices, including smartphones, and we are one of the world’s leading suppliers of ultra-high definition, or UHD, television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2015, we sold a total of 162.8 million display panels that are nine inches or larger. According to IHS Technology, we had a global market share for display panels of nine inches or larger of approximately 27.2% based on sales revenue in 2015.

We currently operate fabrication facilities, which include separately designated sets of fabrication production lines housed in certain facilities, located in our Display Clusters in Gumi and Paju, Korea and in Guangzhou, China. We also currently operate module facilities located in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju) and Poland (Wroclaw). For a full description of our current facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

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

Our sales were ~~W~~27,033 billion in 2013, ~~W~~26,456 billion in 2014 and ~~W~~28,384 billion (US$24,275 million) in 2015.

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

3D Technology

Film-Type Patterned Retarder

Film-Type Patterned Retarder 3D, or FPR 3D, technology is utilized in display panels to display three-dimensional imagery when viewed with polarized glasses. A patterned retarder film polarizes images projected on the display panel into left and right images, which are then received by the respective side of the polarized glasses worn by the viewer to create a 3D effect. As both the right and left images are received simultaneously by the polarized glasses, there is no flicker effect commonly associated with display panels utilizing shutter glass technology, which projects left and right images in alternative succession. 3D television sets using our FPR 3D television panel products were first introduced to the market in March 2011.

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which utilize large-sized display panels ranging from 22 inches to 105 inches in size, including Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels;

•	Notebook computers, which utilize display panels ranging from 10.1 inches to 17.3 inches in size;

•	Desktop monitors, which utilize large-sized display panels ranging from 15.6 inches to 34 inches in size;

•	Tablet computers, which utilize display panels ranging from 6 inches to 12.9 inches in size; and

•	Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

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

Televisions

Our television display panels range from 22 inches to 105 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~11,795 billion, or 43.6% of our total revenue, in 2013, ~~W~~10,540 billion, or 39.8% of our total revenue, in 2014 and ~~W~~10,854 billion (US$9,283 million), or 38.2% of our total revenue, in 2015 and constituted our largest product category in each of the past three years. In 2015, our principal products in this category in terms of sales revenue consisted of 32-inch, 42-inch, 43-inch, 49-inch and 55-inch display panels.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers range from 10.1 inches to 17.3 inches in size in a variety of display formats and constituted our fifth largest product category in terms of sales revenue in 2015. Revenue from sales of our display panels for notebook computers was ~~W~~2,819 billion, or 10.4% of our total revenue, in 2013, ~~W~~2,669 billion, or 10.1% of our total revenue, in 2014 and ~~W~~2,509 billion (US$2,146 million), or 8.8% of our total revenue, in 2015. In 2015, our principal products in terms of sales revenue in this category were 13.3-inch, 14.0-inch and 15.6-inch display panels.

Consumer demand for notebook computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality.

Desktop Monitors

Our desktop monitor display panels range from 15.6 inches to 34 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ~~W~~5,256 billion, or 19.4% of our total revenue, in 2013, ~~W~~4,660 billion, or 17.6% of our total revenue, in 2014 and ~~W~~4,553 billion (US$3,894 million), or 16.0% of our total revenue, in 2015 and constituted our third largest product category in each of the past three years.

In recent years, consumer demand for larger desktop monitors has steadily grown. In 2015, our principal products in terms of sales revenue in this category were 21.5-inch, 23-inch and 27-inch display panels.

Tablet Computers

Our tablet computer display panels range from 6 inches to 12.9 inches in size in a variety of display formats and constituted our fourth largest product category in 2015. Revenue from sales of our display panels for tablet computers was ~~W~~3,575 billion, or 13.2% of our total revenue, in 2013, ~~W~~3,542 billion, or 13.4% of our total revenue, in 2014 and ~~W~~2,510 billion (US$2,147 million), or 8.8% of our total revenue, in 2015.

After experiencing steady growth in consumer demand for tablet computers since they were first introduced, consumer demand has generally plateaued in recent years. In 2015, our principal products in terms of sales revenue in this category were display panels smaller than 10 inches.

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

This has been our fastest growing category of products in terms of revenue growth in recent years, driven largely by an increase in demand for increasingly larger-sized smartphone panels. Revenue from sales of our display panels for mobile and other applications was ~~W~~3,537 billion, or 13.1% of our total revenue, in 2013, ~~W~~5,005 billion, or 18.9% of our total revenue, in 2014 and ~~W~~7,919 billion (US$6,773 million), or 27.9% of our total revenue, in 2015. In 2015, sales of panels for smartphones continued to constitute a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for approximately 76% of our sales in 2013, 79% in 2014 and 82% in 2015. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to 25.9%, 27.0% and 23.5%of our sales in 2013, 2014 and 2015, respectively.

In addition to our top ten end-brand customers, we sell our display panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted approximately 24% of our sales in 2013, 21% in 2014 and 18% in 2015, respectively.

The following table sets forth for the years indicated the geographic breakdown of our sales by the region where purchase orders originate, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year ended December 31,
	2013			2014			2015
	Sales		%	Sales		%	Sales		Sales(3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	2,692	10.0%	~~W~~	2,608	9.9%	~~W~~	2,218	US$	1,897	7.8%
China		15,230	56.3		15,774	59.6		19,375		16,570	68.3
Europe		3,626	13.4		2,997	11.3		2,204		1,885	7.8
Asia (excluding China)		2,558	9.5		2,415	9.1		2,012		1,721	7.1
Americas		2,446	9.0		2,026	7.7		1,981		1,694	7.0
Others (1)		481	1.8		636	2.4		594		508	2.0

Total (2)	~~W~~	27,033	100.0%	~~W~~	26,456	100.0%	~~W~~	28,384	US$	24,275	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Figures provided in this table include our revenue attributable to royalty and others.
(3)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2015, our sales and marketing force employed a total of 1,527 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 3.5% in 2015. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

The principal elements of competition for customers in the display panel market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Display in Korea;

•	Innolux, AU Optronics, Chunghwa Picture Tubes and HannStar Display in Taiwan;

•	Japan Display, Sharp and Panasonic LCD in Japan; and

•	BOE, China Star Optoelectronics and CEC Panda in China.

According to IHS Technology, in 2015, Korean display panel manufacturers had a market share of 48.2% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 33.4%, Chinese manufacturers had 11.6% and Japanese manufacturers had 6.6%. Our market share of the 9-inch or larger panel market based on revenue was approximately 27.2%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 66.7% of our cost of sales in 2013, 61.2% in 2014 and 65.5% in 2015. The key components and raw materials of our display products include glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

We maintain a strategic relationship with many of our material suppliers, and from time to time, we make equity investments in our material suppliers as part of our efforts to secure a stable supply of key components and raw materials. For example, we have invested, and currently hold a 45.9% equity interest, in New Optics Ltd., our supplier of backlight units.

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

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We maintain strategic relationships with many equipment manufacturers as part of our efforts to ensure quality while reducing costs. For example, we have invested, and currently hold a 23.0% equity interest, in Narae Nanotech Corporation, a Korean equipment manufacturer that supplies us with coaters.

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to local vendors. In 2015, approximately 72.9% of our equipment for our facilities in Korea was purchased from local vendors on an invoiced basis. We plan to maintain this localization effort as part of our sourcing diversification and cost reduction strategy. A large majority of the equipment purchased from overseas vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new fabrication facility, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our fabrication facilities to assist in the installation process to ensure proper operation. To date, we have not experienced any material problems with our equipment supplies or after-delivery services. In addition, we outsource certain manufacturing processes to third party processers from time to time to supplement our processing capacity, and in certain cases, we maintain strategic relationships with such third party processors. For example, we have invested, and currently hold a 16.3% equity interest, in AVATEC Co., Ltd., a third party processor that etches glass substrates.

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.7 trillion in the aggregate, and for our GP1 fabrication facility located in Guangzhou China for up to RMB9.3 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to ~~W~~506 billion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

As a member of the World Display device Industry Cooperation Committee, or WDICC, a TFT-LCD industry organization focusing on environmental issues, we have voluntarily agreed to reduce emission of greenhouse gases, such as nitrogen trifluoride, or NF3, and sulfur hexafluoride, or SF6, gases, by developing and adopting cost-effective abatement technologies and systems and increasing the number of abatement systems installed in our facilities. We installed NF3 abatement systems at all of our production lines when the production facilities were being constructed. In addition, we have voluntarily installed SF6 abatement systems in P61 and P7.

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

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for our P1 through P62 facilities and our module production plant in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization and KS 7001 and KS 7002 certifications from the Korean Standards Service network with respect to our environmental and energy management systems for our P1 through P9 facilities and our Gumi and Paju module production plants. Our module production plants in Nanjing, Yantai and Guangzhou, China have also received ISO 14001 certification. Our GP1 fabrication facility was the first plant in China to receive the “Green Plant” designation under China’s Green China Policy. Our GP1 fabrication facility has also received ISO 14001 and OHSAS 18001 certifications.

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

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2015:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411,000,000	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	2,936,759,345	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	511,071,000	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	1,654,693,079	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	April 2010	RMB	1,007,720,600	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%
LG Display USA Inc.	Manufacturing and sales	U.S.A.	October 2011	US$	201,116	100%	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	Won	800,000,000	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	RMB	5,703,466,124	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9,000,000	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138,010,000	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	RMB	1,223,960	100%	100%

N.B.	See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2015.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
P2	3.5	December 1997	Gumi, Korea	71,149	Automotive
P3	4	April 2000	Gumi, Korea	71,149	Mobile, Automotive
P4	5	March 2002	Gumi, Korea	97,621	Mobile, Notebook Computer, Desktop Monitor, Tablet Computer, Automotive
P5	5	May 2003	Gumi, Korea	97,621	Notebook Computer, Desktop Monitor, Tablet Computer
P61 (2)	6	August 2004	Gumi, Korea	288,602	Mobile, Desktop Monitor, Tablet Computer
P62	6	April 2009	Gumi, Korea	101,607	Notebook Computer, Desktop Monitor, Television
P7	7	January 2006	Paju, Korea	311,942	Television, Desktop Monitor
P8(3)	8	March 2009	Paju, Korea	529,446	Television, Desktop Monitor
P9 (4)	8	June 2012	Paju, Korea	331,005	Desktop Monitor, Notebook Computer, Tablet Computer
GP1	8	September 2014	Guangzhou, China	330,678	Television
Ochang (5)	2	January 2012	Ochang, Korea	7,129	OLED General Lighting, Automotive

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	370 x 470	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	Gross floor area of P61 fabrication facility includes gross floor area of AP3 production lines.
(3)	Gross floor area of P8 fabrication facility includes gross floor area of AP2, E2 and E3 production lines.
(4)	Gross floor area of P9 fabrication facility includes gross floor area of E4 production lines.
(5)	Gross floor area of OLED light production facilities which we lease from LG Chem. We acquired the OLED light business from LG Chem in December 2015.

For input substrate size, initial design capacity and year-end input capacity as a result of ramp-up for each of our fabrication facilities, please see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

Housed within certain fabrication facilities, we also operate separately designated fabrication production lines. The following table sets forth the location and primary use of our separately designated production lines.

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

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	69,857	Not applicable (opened in April 2012)
Gumi assembly facility	159,201	January 1995
Nanjing assembly facility	165,002	May 2003
Paju assembly facility	223,664	January 2006
Wroclaw assembly facility	106,928	February 2007
Guangzhou assembly facility	139,590	December 2007
Yantai assembly facility	78,285	May 2010

Capital Expenditures

We are currently constructing our P10 fabrication facility in Paju, Korea, which is expected to commence production primarily of OLED panels in the first half of 2018. We are also in the process of installing, at our Gumi Display Cluster, our new E5 production line on which we expect to commence mass production of OLED panels in the first half of 2017. Each of our expansion and conversion projects is subject to market conditions and any changes in our investment timetable.

We currently expect that, in 2016, our total capital expenditures on a cash out basis will be higher than in 2015, primarily to fund the construction of our P10 fabrication facility in Paju Korea and expansion of our OLED panel production capacities to respond to increases in demand for our panels, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for TFT-LCD and OLED panels. With respect to the TFT-LCD industry, the industry grew from 586 million units in 2004 to 3,521 million units in 2015 and market revenue grew from US$49 billion to US$111 billion during the same period according to IHS Technology.

While TFT-LCD panels still predominantly constitute the display industry, the industry in recent years has witnessed the introduction of display panels based on new technologies, such as OLED technology, that have begun to compete with TFT-LCD panels. In particular, we and some of our competitors have already commenced mass production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 93% of industry revenue from global sales of OLED panels in 2015. These small-sized OLED panels compete with more advanced TFT-LCD products such as our AH-IPS products. However, as of 2015, the OLED market was relatively small compared to the TFT-LCD market. According to IHS Technology, 362 million OLED panel units that are less than nine inches were sold in 2015, with market revenue of approximately US$12 billion in that same year. We believe, however, that the market may change rapidly as a growing array of large-sized OLED panels are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. In December 2014, we commenced mass production of 55-inch, 65-inch and 77-inch Ultra HD OLED television panels on our E4 production lines.

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

According to IHS Technology, the display industry for panels that are nine inches or larger expanded slightly in 2014 compared to 2013, with total market revenue increasing from US$73 billion in 2013 to US$74 billion in 2014. The average selling price of those panels decreased during the same period by 2% from approximately US$105 in 2013 to approximately US$103 in 2014. In 2015, the display industry for panels that are nine inches or larger contracted, with total market revenue decreasing to US$64 billion. The average selling price of those panels further decreased during the same period by 12% to approximately US$91 in 2015.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. As part of our strategy, we have been proceeding with the construction of new fabrication facilities and additional investments to upgrade and convert existing facilities and production lines to produce differentiated specialty display panels based on newer technologies that command higher premiums. For example, we started mass production at our AP3 production lines in February 2014, our GP1 fabrication facility in Guangzhou, China in September 2014 and our E4 production lines in December of 2014. Construction of our P10 fabrication facility is currently under way in Paju, Korea and we expect production to commence at that fabrication facility in the first half of 2018, subject to market conditions and any changes in our investment timetable. In addition, we are in the process of installing, at our Gumi Display Cluster, our new E5 production line on which we expect to commence mass production of OLED panels in the first half of 2017, subject to market conditions and any changes in our investment timetable. We also recently decided to invest in the construction of a new OLED light panel fabrication facility in Gumi, Korea.

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated greater amounts of our resources to the development and production of OLED television panels, public display panels, display panels utilizing AH-IPS technology for various tablet computers, smartphones, notebook computers, desktop monitors and other applications and flexible OLED technology for smartphones and smartwatches. In particular, we are deploying greater resources into large-sized OLED television panels to maintain our early competitive edge in such market.

Another key aspect of our strategy is to foster close cooperation with our customers and build on our strategic relationships with many of our key suppliers. Success of a new product depends on, among other things, working closely with our customers to gain insights into their product needs and to understand general trends in the market. At the same time, we often work with our equipment suppliers to design equipment that can enhance the efficiency of our production processes for such new products.

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

Facility	Primary Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates	Year-end Input Capacity(1)
		per month)	2013	2014	2015
			(in input substrates per month)
P1(2)	370x470	30,000	N/A	N/A	N/A
P2	590x670	60,000	79,000	84,000	76,000
P3	680x880	60,000	84,000	85,000	67,000
P4	1,000x1,200	60,000	131,000	125,000	98,000
P5	1,100x1,250	60,000	109,000	129,000	126,000
P61(3)	1,500x1,850	90,000	132,000	93,000	93,000
P62	1,500x1,850	60,000	59,000	50,000	46,000
P7	1,950x2,250	90,000	197,000	224,000	227,000
P8(4)	2,200x2,500 730x920	339,000	395,000	401,000	384,000
P9	2,200x2,500	60,000	58,000	51,000	50,000
GP1	2,200 x 2,500	60,000	N/A	78,000	96,000
Ochang(5)	320 x 470	4,000	N/A	N/A	1,000

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	We ceased production and closed P1 in July 2013.
(3)	Includes input capacity of AP3 production lines.
(4)	Includes input capacity of AP2, E2, E3 and E4 production lines.
(5)	Year-end input capacity for 2015 represents the total input substrates after our acquisition of the OLED light business from LG Chem in December 2015.

Our cash outflows for capital expenditures amounted to ~~W~~3,473 billion in 2013, ~~W~~2,983 billion in 2014 and ~~W~~2,365 billion (US$2,023 million) in 2015. Such capital expenditures relate mainly to the construction and equipping of our E4 production lines, as well as continued investments in our GP1 fabrication facility and E2, E3 and AP3 production lines, in 2013, continued investments in our GP1 fabrication facility and E3, AP3 and E4 production lines in 2014 and continued investments in our GP1 fabrication facility and E4 production lines, in 2015. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue decreased from 13.3% in 2013 to 12.2% in 2014 and to 10.5% in 2015. The decrease in 2014 compared to 2013 was primarily due to the end of the estimated useful life of certain machinery and equipment assets in the second expansion to our P8 fabrication facility and AP2 production lines. The decrease in 2015 compared to 2014 was also primarily due to the end of the estimated useful life of certain machinery and equipment assets in the second expansion to our P8 fabrication facility and AP2 production lines. We currently expect that, in 2016, our total capital expenditures on a cash out basis will be higher than in 2015, primarily to fund the construction of our P10 fabrication facility in Paju Korea and expansion of our OLED panel production capacities to respond to increases in demand for our panels, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

Since inception we have designed our fabrication facilities in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabrication facilities capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabrication facilities, thereby lowering costs. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2015, we purchased approximately 72.9% of our equipment for our facilities in Korea from local suppliers on an invoiced basis. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

Raw materials comprise the largest component of our costs. We monitor the prices at which we can procure raw materials from suppliers and to the extent overseas suppliers are able to provide raw materials at competitive prices, we intend to diversify our supplier base by procuring raw materials from such overseas suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped, decreased by 11.6% from US$629 in 2013 to US$556 in 2014 and further decreased by 6.7% to US$519 in 2015.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television and desktop panel markets, and a shift toward differentiated specialty products based on newer technologies, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and smartphones. In response to such market trends, we have increased our production capacity and sales of larger-sized panels, as well as developing and commercializing differentiated specialty products for a variety of applications. For example, with respect to our television panel product portfolio, we increased sales of our large-sized panels and the proportion of sales of our 49-inch, 55-inch and 65-inch television panels in our product mix increased between 2013 and 2015 in order to meet increased demand for large-sized television panels. In addition, with respect to our desktop monitor products, we have expanded our product portfolio to offer panels with full high definition, or Full HD, resolution ranging from 21.5 inches to 34 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, in order to capture the market for large-size desktop monitors. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, tablet computer panels utilizing AH-IPS technology with increasingly higher resolution and other features, smartphone and smartwatch panels utilizing flexible OLED technology and large-sized curved television panels utilizing our Ultra HD and OLED technologies.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2013			2014			2015
	Sales		%	Sales		%	Sales		Sales(4)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	11,795	43.6%	~~W~~	10,540	39.8%	~~W~~	10,854	US$	9,283	38.2%
Notebook computers(1)		2,819	10.4		2,669	10.1		2,509		2,146	8.8
Desktop monitors(2)		5,256	19.4		4,660	17.6		4,553		3,894	16.0
Tablet computers		3,575	13.2		3,542	13.4		2,510		2,147	8.8
Mobile and other applications(3)		3,537	13.1		5,005	18.9		7,919		6,773	27.9

Sales of goods	~~W~~	26,982	99.8%	~~W~~	26,416	99.8%	~~W~~	28,345	US$	24,243	99.9%
Royalties and others		51	0.2		40	0.2		39		32	0.1

Revenue	~~W~~	27,033	100.0%	~~W~~	26,456	100.0%	~~W~~	28,384	US$	24,275	100.0%

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.

(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2013		2014		2015
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	53,797	14.0%	51,358	12.4%	55,319	14.2%
Notebook computers (1)	55,559	14.4	50,175	12.2	45,509	11.6
Desktop monitors (2)	49,986	13.0	43,848	10.6	41,912	10.7
Tablet computers	63,840	16.6	50,995	12.4	31,476	8.1
Mobile and other applications (3)	162,011	42.1	216,479	52.4	216,565	55.4

Total	385,193	100.0%	412,855	100.0%	390,781	100.0%

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, decreased by 8.7% from ~~W~~70,048 per panel in 2013 to ~~W~~63,984 in 2014 but increased by 13.4% to ~~W~~72,534 (US$62) in 2015. In 2014 compared to 2013, our average selling price decreased primarily due to increases in the proportion of our mobile and other application panel units, which generally have lower selling prices relative to our larger panels in other product categories, and the proportion of our television panel units in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, sold in our product mix during the same period. In 2015 compared to 2014, our average selling price increased primarily due to a significant increase in the proportion of our larger-sized mobile and application panel units, which generally have higher selling prices compared to smaller-sized mobile and application panel units, sold in our product mix during the same period, which was primarily attributable to an increase in demand for increasingly larger-sized smartphone panels from our customers.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (4)
	Year ended December 31,
	2013		2014		2015 (5)
Televisions	~~W~~	219,250	~~W~~	205,226	~~W~~	196,207	US$	168
Notebook computers (1)		50,739		53,194		55,132		47
Desktop monitors (2)		105,149		106,276		108,632		93
Tablet computers		55,999		69,458		79,743		68
Mobile and other applications (3)		21,832		23,120		36,566		31
All panels		70,048		63,984		72,534		62

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(4)	Average selling price for each market represents revenue per market divided by unit sales per market.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 10.4% from US$723 per square meter of net display area in 2013 to US$648 in 2014. In 2015, our average revenue per square meter of net display area shipped further decreased by 5.7% to US$612.

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories increased by 57.8% from ~~W~~211 billion in 2013 to ~~W~~333 billion in 2014 and further increased by 9.3% to ~~W~~364 billion (US$311 million) in 2015. The increases were due in part to the increase in demand for differentiated specialty panels with high-end specifications. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. As of December 31, 2013, 2014 and 2015, unused tax credit carryforwards of ~~W~~529 billion, ~~W~~325 billion and ~~W~~79 billion (US$67 million), respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The decrease of ~~W~~204 billion in unrecognized tax credit carryforwards in 2014 compared to 2013 was due to the expiration of unrecognized tax credit carryforwards, which was offset in part by an increase in the minimum applicable income tax from 16% in 2013 to 17% in 2014. The decrease of ~~W~~246 billion in unrecognized tax credit carryforwards in 2015 compared to 2014 was due to an increase in projected future taxable income and the expiration of unrecognized tax credit carryforwards. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions – Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2013 to 2015. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ~~W~~47 billion, ~~W~~52 billion and ~~W~~56 billion (US$48 million) as of December 31, 2013, 2014 and 2015, respectively. Warranty expenses increased from ~~W~~117 billion in 2013 to ~~W~~188 billion in 2014 but decreased to ~~W~~147 billion (US$126 million) in 2015. The increase in 2014 compared to 2013 was largely due to certain defects in our products equipped with newer technologies, while the decrease in 2015 compared to 2014 was attributable primarily to a reduction of such defects.

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

We review the carrying amounts of long-lived assets or cash-generating units at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the relevant asset or cash generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. In 2013, we recognized impairment losses of ~~W~~2.5 billion. In 2014, we recognized impairment losses of ~~W~~8.6 billion resulting primarily from lowered estimates of economic benefits from certain property, plant and equipment assets. In 2015, we recognized impairment losses of ~~W~~3.3 billion (US$2.8 million).

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

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal proceedings and governmental investigations incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize provisions for claims, assessments, litigation, fines, and penalties and other sources when there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of our resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining whether a provision should be recognized, we evaluate, among other factors, whether it is more likely than not that our defense to a claim will be successful and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. We estimate the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Revisions to estimates may significantly impact future net income. If any of the legal proceedings or governmental investigations results in an outcome that differs from our estimates, we may incur charges in excess of the recorded provisions for such proceeding or investigation and our results of operations or financial position may be materially adversely affected. We recognized provisions for litigation and claims amounting to ~~W~~157 billion, ~~W~~148 billion and ~~W~~61 billion (US$52 million) in the statements of financial position as of December 31, 2013, 2014 and 2015, respectively. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2013		%	2014		%	2015		2015(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	27,033	100.0%	~~W~~	26,456	100.0%	~~W~~	28,384	US$	24,275	100.0%
Cost of sales		(23,525)	87.0		(22,667)	85.7		(24,070)		(20,586)	84.8
Gross profit		3,508	13.0		3,789	14.3		4,314		3,689	15.2
Selling expenses		(732)	2.7		(747)	2.8		(878)		(751)	3.1
Administrative expenses		(518)	1.9		(520)	2.0		(593)		(507)	2.1
Research and development expenses (2)		(1,096)	4.1		(1,164)	4.4		(1,218)		(1,042)	4.3
Other income		1,109	4.1		1,072	4.1		1,274		1,090	4.5
Other expenses		(1,269)	4.7		(1,095)	4.1		(1,327)		(1,135)	4.7
Finance income		185	0.7		105	0.4		159		136	0.6
Finance costs		(382)	1.4		(216)	0.8		(316)		(270)	1.1
Equity income on investments, net		25	0.1		18	0.1		19		16	0.1
Profit before income tax		830	3.1		1,242	4.7		1,434		1,226	5.1
Income tax expense		411	1.5		325	1.2		411		352	1.4
Profit for the year		419	1.5		917	3.5		1,023		874	3.6

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2015 to 2014

Revenue

Our revenue increased by 7.3% from ~~W~~26,456 billion in 2014 to ~~W~~28,384 billion (US$24,275 million) in 2015. The increase in revenue resulted from increases in revenue from sales of panels for mobile and other applications and for televisions, which were in turn mainly due to an increase in the average selling price of panels for mobile and other applications and an increase in the number of panels for televisions sold, offset in part by a decrease in revenue derived from sales of panels for notebook computers, desktop monitors and tablet computers. In particular:

•	Demand for our large-sized television panels, comprising 42-inch and larger panels, which category includes four of our five top selling television panels in 2015 in terms of sales volume, namely 42-inch, 43-inch, 49-inch and 55-inch panels, grew in 2015 compared to 2014, leading to an increase in the number of those panels sold by 11.1% from approximately 35.0 million panels in 2014 to approximately 38.9 million panels in 2015. The increase in the number of our large-sized television panels sold more than offset a decrease in the average selling price of those panels during the same period, resulting in an increase in revenue derived from those panels.

•	Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in 2015 in terms of sales volume, namely 13.3-inch, 14-inch and 15.6-inch panels, fell in 2015 compared to 2014, resulting in a decrease in the number of those panels sold by 7.9% from approximately 47.8 million panels in 2014 to 44.0 million panels in 2015. The decrease in the number of those panels sold more than offset an increase in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels.

•	The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, which category includes four of our five top selling desktop monitor panels in terms of sales volume, namely 21.5-inch, 23-inch, 23.8-inch and 27-inch panels, increased by 4.9% from approximately 30.9 million panels in 2014 to 32.4 million panels in 2015. The increase in the number of those panels sold more than offset a slight decrease in the average selling price of those panels during the same period, resulting in an increase in revenue derived from those panels. However, the increase in revenue derived from our large-sized desktop monitor panels was more than offset by a decrease in revenue derived from our small-sized desktop monitor panels over the same period, which was due to decreases in both the sales volume and average selling price of those panels, resulting in an overall decrease in revenue from desktop monitor panels.

•	Demand for our tablet computer panels smaller than 10 inches fell significantly in 2015 compared to 2014, leading to a decrease in the number of those panels sold by 39.2% from 50.3 million panels in 2014 to 30.6 million panels in 2015. The decrease in the number of those panels sold more than offset an increase in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels.

•	In our mobile and other applications category, we experienced significant growth in demand for smartwatch panels and continued growth in demand for larger smartphone panels in 2015 compared to 2014. For example, the number of units sold of panels in this category that are under 2 inches, which category includes all of our smartwatch panels, increased more than tenfold from approximately 1.0 million panels in 2014 to 13.0 million panels in 2015 and the number of units sold of panels in this category that are between 4.2 inches and 6 inches, which category includes all of our larger smartphone panels and accounts for more than 80% of our sales volume and amount in this category in 2015, increased by 22.4% from approximately 145.9 million panels in 2014 to 178.5 million panels in 2015. The average selling price of those panels also increased, together resulting in a significant increase in revenue derived from those panels.

Revenue attributable to sales of panels for televisions increased by 3.0% from approximately ~~W~~10,540 billion in 2014 to approximately ~~W~~10,854 billion (US$9,283 million) in 2015, resulting from an increase in the number of units sold in this category in 2015 compared to 2014, partially offset by a decrease in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for televisions increased by 7.6% from approximately 51.4 million panels in 2014 to approximately 55.3 million panels in 2015, whereas the average selling price of panels in this category decreased by 4.4% from approximately ~~W~~205,226 in 2014 to approximately ~~W~~196,207 (US$168) in 2015. The increase in revenue attributable to sales of panels for televisions primarily reflected an increase in the sales volume of our television panels that are more than 42-inch in size, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels. Such increase was offset in part by the decrease in the average selling price of television panels over the same period, which was mainly due to an increase in the proportion of our television panels sold in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, and increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors in 2015 compared to 2014.

Revenue attributable to sales of panels for notebook computers decreased by 6.0% from approximately ~~W~~2,669 billion in 2014 to approximately ~~W~~2,509 billion (US$2,146 million) in 2015, resulting from a decrease in the number of units sold in this category in 2015 compared to 2014, partially offset by an increase in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for notebook computers decreased by 9.4% from approximately 50.2 million panels in 2014 to approximately 45.5 million panels in 2015, whereas the average selling price of panels in this category increased by 3.6% from approximately ~~W~~53,194 in 2014 to approximately ~~W~~55,132 (US$47) in 2015. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a continued general shift in consumer demand for large smartphones as alternatives to notebook computers for mobile computing applications, which in turn results in a similar shift in market demand for mobile panels over notebook computer panels, partially offset by the increase in the average selling price of panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for notebook computer panels.

Revenue attributable to sales of panels for desktop monitors decreased by 2.3% from approximately ~~W~~4,660 billion in 2014 to approximately ~~W~~4,553 billion (US$3,894 million) in 2015, resulting from a decrease in the number of units sold in this category in 2015 compared to 2014, partially offset by an increase in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for desktop monitors decreased by 4.3% from approximately 43.8 million panels in 2014 to approximately 41.9 million panels in 2015, whereas the average selling price of panels in this category increased by 2.2% from approximately ~~W~~106,276 in 2014 to approximately ~~W~~108,632 (US$93) in 2015. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from a general decrease in demand for desktop monitors in light of increased competition among other consumer computer screen devices, partially offset by an increase in the average selling price of our desktop monitor panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as ultra-slim bezel borderless designs and ultra-wide 21:9 screen aspect ratio, in our product mix for desktop panels.

Revenue attributable to sales of panels for tablet computers decreased by 29.1% from approximately ~~W~~3,542 billion in 2014 to approximately ~~W~~2,510 billion (US$2,147 million) in 2015, resulting from a significant decrease in the number of units sold in this category in 2015 compared to 2014, partially offset by an increase in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for tablet computers decreased by 38.2% from approximately 51.0 million panels in 2014 to approximately 31.5 million panels in 2015, whereas the average selling price of panels in this category increased by 14.8% from approximately ~~W~~69,458 in 2014 to approximately ~~W~~79,743 (US$68) in 2015. The decrease in revenue attributable to sales of panels for tablet computers reflected a maturing of the consumer market and plateauing of demand for tablet computers in general.

Revenue attributable to sales of panels for mobile and other applications increased significantly by 58.2% from approximately ~~W~~5,005 billion in 2014 to approximately ~~W~~7,919 billion (US$6,773 million) in 2015, resulting primarily from an increase in the average selling price of panels in this category in 2015 compared to 2014, while the number of units sold in this category remained relatively stable during the same period. The average selling price of panels for mobile and other applications increased by 58.2% from approximately ~~W~~23,120 in 2014 to approximately ~~W~~36,566 (US$31) in 2015, and the total unit sales of panels in this category increased slightly from approximately 216.5 million in 2014 to approximately 216.6 million in 2015. The increase in the average selling price primarily reflected a shift in our product mix toward smartwatch panels and larger smartphone panels that are equipped with newer technologies, such as flexible OLED, Quad HD and in-TOUCH, and meet more advanced performance specifications, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others decreased by 2.5% from ~~W~~40 billion in 2014 to ~~W~~39 billion (US$34 million) in 2015. The decrease was due to a decrease in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ~~W~~25 billion in 2014 to ~~W~~20 billion (US$17 million) in 2015, partially offset by an increase in royalties from ~~W~~15 billion in 2014 to ~~W~~19 billion (US$17 million) in 2015.

Cost of Sales

Cost of sales increased by 6.2% from ~~W~~22,667 billion in 2014 to ~~W~~24,070 billion (US$20,585 million) in 2015. The increase in our cost of sales in 2015 compared to 2014 was attributable primarily to increases in raw materials and component costs due in part to the strengthening of the U.S. Dollar, in which 86.7% of our raw materials and component part purchases were denominated in 2015, against the Korean Won in 2015 compared to 2014, as well as the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, an increase in overhead costs also contributed to the increase in cost of sales in 2015 compared to 2014.

As a percentage of our total cost of sales, raw materials and component costs and overhead costs increased from 64.9% and 11.7%, respectively, in 2014 to 65.5% and 11.9%, respectively, in 2015, while depreciation and amortization costs and labor costs decreased from 14.0% and 9.8%, respectively, in 2014 to 12.0% and 9.6%, respectively, in 2015.

As a percentage of revenue, cost of sales decreased from 85.7% in 2014 to 84.8% in 2015. The decrease in our cost of sales as a percentage of revenue in 2015 compared to 2014 was attributable mainly to a decrease in depreciation and amortization costs, resulting mainly from the end of estimated useful life of certain machinery and equipment assets in our AP2 production lines and the second expansion to our P8 fabrication facilities in 2015.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.7% from US$556 per square meter of net display area in 2014 to US$519 in 2015. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 12.2% from ~~W~~54,903 in 2014 to ~~W~~61,593 (US$53) in 2015 due in part to increases in the proportion within each of our product categories of larger panel units with differentiated specialty features, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 13.9% from ~~W~~3,789 billion in 2014 to ~~W~~4,314 billion (US$3,690 million) in 2015, and our gross margin improved from 14.3% in 2014 to 15.2% in 2015. The continued shift in our product mix toward higher-end products in 2015 resulted in increases in both the average selling price and cost of sales per panel sold in 2015 compared to 2014, but the increase in average selling price outpaced the increase in cost of sales per panel sold because the higher-end products in our product mix tend to command higher premiums and we were able to partially offset the increase in per unit costs by continuing to improve the efficiency of our production processes.

Selling and Administrative Expenses

Selling and administrative expenses increased by 16.1% from ~~W~~1,267 billion in 2014 to ~~W~~1,471 billion (US$1,258 million) in 2015. As a percentage of revenue, our selling and administrative expenses increased from 4.8% in 2014 to 5.2% in 2015. The increase in selling and administrative expenses in 2015 compared to 2014 was attributable primarily to increases in:

•	advertising expense, resulting from an increase in our marketing activities in 2015, primarily in North America and Europe, in an effort to expand the market for OLED panels; and

•	depreciation expense, resulting primarily from an increase in capital expenditures for our OLED research and development activities.

Such increases were offset in part by a decrease in warranty expenses in 2015 compared to 2014 resulting from a reduction in certain defects in our products equipped with newer technologies during such period.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2015:

	Year ended December 31,
	2014		2015
	(in billions of Won)
Salaries	~~W~~	257	~~W~~	268
Expenses related to defined benefit plan		28		27
Other employee benefits		69		88
Shipping costs		200		200
Fees and commissions		183		191
Depreciation		90		119
Taxes and dues		25		31
Advertising		107		266
Warranty expenses		188		147
Rent		22		24
Insurance		11		11
Travel		24		24
Training		12		16
Others		51		59

Total	~~W~~	1,267	~~W~~	1,471

Research and Development Expenses

Research and development expenses increased by 4.6% from ~~W~~1,164 billion in 2014 to ~~W~~1,218 billion (US$1,042 million) in 2015. As a percentage of revenue, our research and development expenses decreased slightly from 4.4% in 2014 to 4.3% in 2015. The increase in research and development expenses in 2015 compared to 2014 was attributable to increases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims and others. Our total net other expense increased from ~~W~~23 billion in 2014 to ~~W~~53 billion (US$45 million) in 2015, primarily due to a decrease in other miscellaneous income from ~~W~~66 billion in 2014 to ~~W~~28 billion (US$24 million) in 2015 as well as an increase in expenses related to legal proceedings or claims and others from ~~W~~109 billion in 2014 to ~~W~~128 billion (US$109 million) in 2015, offset in part by an increase in net foreign currency gain from ~~W~~25 billion in 2014 to ~~W~~43 billion (US$37 million) in 2015. Other miscellaneous income in 2014 included a non-recurring gain of ~~W~~35 billion which was attributable to the reimbursement of fines previously paid as a result of an appellate court’s decision to overturn a fine imposed by the Korea Fair Trade Commission. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments, and Note 25 of the notes to our financial statements.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. Our total net finance costs increased by 42.7% from ~~W~~111 billion in 2014 to ~~W~~157 billion (US$134 million) in 2015.

Our finance income increased by 51.4% from ~~W~~105 billion in 2014 to ~~W~~159 billion (US$136 million) in 2015, attributable primarily to our recording of a gain on disposal of investments in equity accounted investees of ~~W~~23 billion (US$20 million) in 2015 compared to no such gain in 2014 and an increase in foreign currency gain by 41.8% from ~~W~~55 billion in 2014 to ~~W~~78 billion (US$67 million) in 2015. We recorded a gain on disposal of investments in equity accounted investees in 2015 in connection with our acquisition in May 2015 of an additional 67% equity interest in Global OLED Technology LLC (“Global OLED”), through which Global OLED became our consolidated subsidiary and we recognized differences between book value and fair value of investments in Global OLED. See Note 32 of the notes to our financial statements. The increase in foreign currency gain in 2015 compared to 2014 was due to an increase in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period.

Our finance costs increased by 46.3% from ~~W~~216 billion in 2014 to ~~W~~316 billion (US$270 million) in 2015 mainly due to an increase in foreign currency loss by 83.5% from ~~W~~85 billion in 2014 to ~~W~~156 billion (US$133 million) in 2015 and our recording of a loss on impairment of investments of ~~W~~27 billion (US$23 million) in 2015, compared to no such loss in 2014, as well as an increase in interest expense by 16.4% from ~~W~~110 billion in 2014 to ~~W~~128 billion (US$109 million) in 2015. The increase in foreign currency loss in 2015 compared to 2014 resulted primarily from an increase in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period. We recorded an impairment loss in 2015 in connection with a decrease in the carrying value of our investment in Fuhu, Inc. The increase in interest expense in 2015 compared to 2014 resulted primarily from a decrease in capitalized interest on construction loans during such period.

Income Tax Expense

Our income tax expense increased by 26.5% from ~~W~~325 billion in 2014 to ~~W~~411 billion (US$352 million) in 2015, primarily due to a 15.5% increase in profit before income tax from ~~W~~1,242 billion in 2014 to ~~W~~1,434 billion (US$1,226 million) in 2015. Our effective tax rate increased from 26.1% in 2014 to 28.6% in 2015 primarily due to our incurring more non-deductible expenses in 2015 compared to benefits in 2014 (which accounted for a 4.9% point increase in effective tax rate as compared to 2014) and a decrease in tax credits largely due to a decrease in capital expenditures eligible for tax credits (which accounted for a 2.3% point increase in effective tax rate as compared to 2014) during the same period, the effect of which was offset in part by a decrease in unrecognized deferred tax assets (which accounted for a 6.8% point decrease in effective tax rate as compared to 2014) during the same period. See Note 28 of the notes to our financial statements. As of December 31, 2015, unused tax credit carryforwards of ~~W~~79 billion (US$68 million) were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2014, unused tax credit carryforwards of ~~W~~325 billion were not recognized.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year increased by 11.6% from ~~W~~917 billion in 2014 to ~~W~~1,023 billion (US$874 million) in 2015.

Comparison of 2014 to 2013

Revenue

Our revenue decreased by 2.1% from ~~W~~27,033 billion in 2013 to ~~W~~26,456 billion in 2014. The decrease in revenue resulted from decreases in revenue from sales of panels for televisions, notebook computers, desktop monitors and tablet computers, which were in turn mainly due to a decrease in the number of those panels sold, coupled with a decrease in the average selling price of panels for televisions, offset in part by an increase in revenue derived from sales of panels for mobile and other applications. In particular:

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

Revenue attributable to sales of panels for televisions decreased by 10.6% from approximately ~~W~~11,795 billion in 2013 to approximately ~~W~~10,540 billion in 2014, resulting from decreases in both the number of units sold and average selling price of panels in this category in 2014 compared to 2013. The average selling price of panels for televisions decreased by 6.4% from approximately ~~W~~219,250 in 2013 to approximately ~~W~~205,226 in 2014, and the total unit sales of panels in this category decreased by 4.5% from approximately 53.8 million panels in 2013 to approximately 51.4 million panels in 2014. The decrease in revenue attributable to sales of panels for televisions primarily reflected a decrease in the average selling price mainly due to an increase in the proportion of our television panels sold in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, and increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors, in particular with respect to the market for small-sized television panels in 2014 compared to 2013. Notwithstanding the overall decreases in revenue and sales volume of our television panels, the revenue and sales volume of our television panels that are more than 42-inch in size increased over the same period, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels.

Revenue attributable to sales of panels for notebook computers decreased by 5.3% from approximately ~~W~~2,819 billion in 2013 to approximately ~~W~~2,669 billion in 2014, resulting from a decrease in the number of units sold in this category in 2014 compared to 2013, partially offset by an increase in the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels for notebook computers decreased by 9.7% from approximately 55.6 million panels in 2013 to approximately 50.2 million panels in 2014, whereas the average selling price of panels in this category increased by 4.8% from approximately ~~W~~50,739 in 2013 to approximately ~~W~~53,194 in 2014. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a continued general shift in consumer demand for large smartphones as alternatives to notebook computers for mobile computing applications, which in turn results in a similar shift in market demand for mobile panels over notebook computer panels, partially offset by the increase in the average selling price of panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for notebook computer panels.

Revenue attributable to sales of panels for desktop monitors decreased by 11.3% from approximately ~~W~~5,256 billion in 2013 to approximately ~~W~~4,660 billion in 2014, resulting from a decrease in the number of units sold in this category in 2014 compared to 2013, partially offset by a slight increase in the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels for desktop monitors decreased by 12.4% from approximately 50.0 million panels in 2013 to approximately 43.8 million panels in 2014, whereas the average selling price of panels in this category increased by 1.1% from approximately ~~W~~105,149 in 2013 to approximately ~~W~~106,276 in 2014. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from a general decrease in demand for desktop monitors in light of increased competition among other consumer computer screen devices, partially offset by an increase in the average selling price of our desktop monitor panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as ultra-wide 21:9 screen aspect ratio and FPR 3D, in our product mix for desktop panels.

Revenue attributable to sales of panels for tablet computers decreased slightly by 0.9% from approximately ~~W~~3,575 billion in 2013 to approximately ~~W~~3,542 billion in 2014, resulting from a decrease in the number of units sold in this category in 2014 compared to 2013, partially offset by an increase in the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels for tablet computers decreased by 20.1% from approximately 63.8 million panels in 2013 to approximately 51.0 million panels in 2014, whereas average selling price of panels in this category increased by 24.0% from approximately ~~W~~55,999 in 2013 to approximately ~~W~~69,458 in 2014. The decrease in revenue attributable to sales of panels for tablet computers reflected a maturing of the consumer market and plateauing of demand for tablet computers in general and the consolidation of consumer demand around certain sizes and models of tablet computers. Notwithstanding the overall slight decrease in revenue derived from our tablet computer panels, the revenue of our tablet computer panels less than 10-inch in size increased over the same period as the average selling price of certain of those panel with differentiated specialty features increased, which offset the decrease in the number of those panels sold during the same period.

Revenue attributable to sales of panels for mobile and other applications increased significantly by 41.5% from approximately ~~W~~3,537 billion in 2013 to approximately ~~W~~5,005 billion in 2014, resulting from increases in both the number of units sold and the average selling price of panels in this category in 2014 compared to 2013. The total unit sales of panels in this category increased by 33.6% from approximately 162.0 million in 2013 to approximately 216.5 million in 2014, and the average selling price of panels for mobile and other applications increased by 5.9% from approximately ~~W~~21,832 in 2013 to approximately ~~W~~23,120 in 2014. The increase in the average selling price primarily reflected a shift in our product mix toward large smartphone panels equipped with newer technologies, such as flexible OLED and Quad HD, and meet more advanced performance specifications, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others decreased by 21.6% from ~~W~~51 billion in 2013 to ~~W~~40 billion in 2014. The decrease was due to a decrease in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ~~W~~32 billion in 2013 to ~~W~~25 billion in 2014, as well as a decrease in royalties from ~~W~~19 billion in 2013 to ~~W~~15 billion in 2014.

Cost of Sales

Cost of sales decreased by 3.6% from ~~W~~23,525 billion in 2013 to ~~W~~22,667 billion in 2014. The decrease in our cost of sales in 2014 compared to 2013 was attributable mainly due to decreases in raw materials and component costs and depreciation and amortization costs, resulting mainly from the end of estimated useful life of certain machinery and equipment assets in our AP2 production lines and the second expansion to our P8 fabrication facilities in 2014 and a decrease in our capital expenditures in 2014 compared to 2013 contributed to the decrease in cost of sales during the same period. Such decreases more than offset increases related to selling more panel units and increases in overhead and labor costs in 2014 compared to 2013.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 11.6% from US$629 per square meter of net display area in 2013 to US$556 in 2014. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 10.1% from ~~W~~61,073 in 2013 to ~~W~~54,903 in 2014 due in part to increases in the proportion of our mobile and other application panel units, which generally have lower cost of sales per panel relative to our larger panels in other product categories, and the proportion of our television panel units in open cell form without backlight units, which generally have lower cost of sales per panel relative to television panels in module form with backlight units, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 8.0% from ~~W~~3,508 billion in 2013 to ~~W~~3,789 billion in 2014, and our gross margin improved from 13.0% in 2013 to 14.3% in 2014. Even though our revenue decreased in 2014 compared to 2013, the increase in the proportion of high margin, differentiated specialty products based on newer technologies in our product mix led to the increases in our gross profit and gross margin.

Selling and Administrative Expenses

Selling and administrative expenses increased by 1.4% from ~~W~~1,250 billion in 2013 to ~~W~~1,267 billion in 2014. As a percentage of revenue, our selling and administrative expenses increased slightly from 4.6% in 2013 to 4.8% in 2014. The increase in selling and administrative expenses in 2014 compared to 2013 was attributable primarily to increases in:

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

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2014:

	Year ended December 31,
	2013		2014
	(in billions of Won)
Salaries	~~W~~	232	~~W~~	257
Expenses related to defined benefit plan		22		28
Other employee benefits		70		69
Shipping costs		215		200
Fees and commissions		197		183
Depreciation		96		90
Taxes and dues		34		25
Advertising		145		107
Warranty expenses		117		188
Rent		23		22
Insurance		12		11
Travel		23		24
Training		12		12
Others		52		51

Total	~~W~~	1,250	~~W~~	1,267

Research and Development Expenses

Research and development expenses increased by 6.2% from ~~W~~1,096 billion in 2013 to ~~W~~1,164 billion in 2014. As a percentage of revenue, our research and development expenses increased from 4.1% in 2013 to 4.4% in 2014. The increase in research and development expenses in 2014 compared to 2013 was attributable to increases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims and others. Our total net other expense decreased significantly from ~~W~~160 billion in 2013 to ~~W~~23 billion in 2014, primarily due to a significant decrease in expenses related to legal proceedings or claims and others from ~~W~~260 billion in 2013 to ~~W~~109 billion in 2014, offset in part by a significant decrease in net foreign currency gain from ~~W~~81 billion in 2013 to ~~W~~25 billion in 2014. These expenses include provisions with respect to certain legal proceedings as well as settlement payments in connection with related claims. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. Our total net finance costs decreased by 44.2% from ~~W~~197 billion in 2013 to ~~W~~111 billion in 2014.

Our finance income decreased by 43.2% from ~~W~~185 billion in 2013 to ~~W~~105 billion in 2014, attributable primarily to a decrease in foreign currency gain by 61.3% from ~~W~~142 billion in 2013 to ~~W~~55 billion in 2014, which in turn was due to a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period.

Our finance costs decreased by 43.5% from ~~W~~382 billion in 2013 to ~~W~~216 billion in 2014 mainly due to a decrease in foreign currency loss by 57.3% from ~~W~~199 billion in 2013 to ~~W~~85 billion in 2014, resulting primarily from a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period and a decrease in interest expense by 30.8% from ~~W~~159 billion in 2013 to ~~W~~110 billion in 2014, resulting primarily from a decrease in the average interest rates applicable to our financial liabilities, as well as a decrease in our average amounts of financial liabilities outstanding, in 2014 compared to 2013.

Income Tax Expense

Our income tax expense decreased by 20.9% from ~~W~~411 billion in 2013 to ~~W~~325 billion in 2014 notwithstanding a 49.6% increase in profit before income tax from ~~W~~830 billion in 2013 to ~~W~~1,242 billion in 2014. Our effective tax rate decreased from 49.5% in 2013 to 26.1% in 2014 primarily due to a significant decrease in unrecognized deferred tax assets (which accounted for an 18.5% point decrease in effective tax rate as compared to 2013) and an increase in tax credits largely due to an increase in capital expenditures eligible for tax credits (which accounted for a 4.3% point decrease in effective tax rate as compared to 2013) during the same period. The decrease in unrecognized deferred tax assets is primarily due to the change in tax laws in Korea that resulted in adjustment to increase unrecognized deferred tax assets in 2013.The significant decrease in unrecognized deferred tax assets in 2014 compared to 2013 was primarily due to an adjustment in the unrecognized deferred tax assets in 2013 following a change in Korean tax law during such year. See Note 28 of the notes to our financial statements. As of December 31, 2014, unused tax credit carryforwards of ~~W~~325 billion were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2013, unused tax credit carryforwards of ~~W~~529 billion were not recognized.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year increased by 118.9% from ~~W~~419 billion in 2013 to ~~W~~917 billion in 2014.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~1,022 billion, ~~W~~890 billion and ~~W~~752 billion (US$643 million) as of December 31, 2013, 2014 and 2015, respectively. We also had short-term deposits in banks of ~~W~~1,302 billion, ~~W~~1,526 billion and ~~W~~1,772 billion (US$1,515 million), respectively, as of December 31, 2013, 2014 and 2015. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2016 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2013, we had current assets of ~~W~~7,732 billion and current liabilities of ~~W~~6,789 billion, resulting in net current assets of ~~W~~943 billion. As of December 31, 2014, we had current assets of ~~W~~9,241 billion and current liabilities of ~~W~~7,550 billion, resulting in net current assets of ~~W~~1,691 billion. As of December 31, 2015, we had current assets of ~~W~~9,532 billion (US$8,152 million) and current liabilities of ~~W~~6,607 billion (US$5,651 million), resulting in net current assets of ~~W~~2,925 billion (US$2,501 million). The increase in net current assets as of December 31, 2014 compared to December 31, 2013 was primarily attributable to a ~~W~~821 billion increase in inventory as of December 31, 2014 compared to December 31, 2013 as a result of inventory replenishment and stocking by our sales subsidiaries whose inventory levels had dropped due to an increase in the number of units sales in 2014 compared to 2013 in anticipation of future demand and stocking components and raw materials at our GP1 fabrication facility and E4 production lines, which commenced mass production in September and December 2014, respectively. The increase in net current assets as of December 31, 2015 compared to December 31, 2014 was primarily attributable to a ~~W~~653 billion (US$558 million) increase in trade accounts and notes receivable as of December 31, 2015 compared to December 31, 2014 mainly as a result of a ~~W~~1,399 billion (US$1,196 million) decrease during such period in trade accounts and notes receivable which were sold to financial institutions but remained current and outstanding, and a ~~W~~627 billion (US$536 million) decrease in trade accounts and notes payable as of December 31, 2015 compared to December 31, 2014 mainly as a result of a decrease in purchases of raw materials and components in the fourth quarter of 2015 compared to the fourth quarter of 2014 in anticipation of weakening demand for our products in early 2016.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient working capital for our present requirements. In 2015, we issued domestic debentures in the aggregate principal amount of ~~W~~300 billion (US$257 million), we issued domestic commercial paper in the aggregate principal amount of ~~W~~200 billion (US$171 million) and we entered into a number of facility loan agreements, from which we have drawn down the full aggregate principal amount of US$300 million (~~W~~352 billion) and RMB1,964 million (~~W~~350 billion) as of December 31, 2015 in long-term loans, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2015. We have pledged property, plant and equipment and other assets in the amount of RMB8,382 million (~~W~~1,496 billion) as security in connection with such facility loan agreements.

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

Our net cash provided by operating activities amounted to ~~W~~3,585 billion in 2013, ~~W~~2,865 billion in 2014 and ~~W~~2,727 billion (US$2,332 million) in 2015. The decrease in net cash provided by operating activities in 2014 compared to 2013 was mainly due to a decrease in cash collected from sales resulting from a decrease in sales and an increase of cash paid for purchases of components and raw materials to stock our production facilities in anticipation of future demand. The decrease in net cash provided by operating activities in 2015 compared to 2014 was mainly due to (i) an increase of cash paid for purchases of components and raw materials resulting from an increase in sales, (ii) a decrease in inventory and (iii) an increase in income taxes paid, which was attributable primarily to the use of tax loss carryforwards of ~~W~~111 billion in 2014 compared to no such tax loss carryforwards available in 2015.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2014, stocking by our sales subsidiaries in anticipation of future demand contributed to a 42.5% increase in our inventory levels from year-end 2013. In 2015, steady consumption of our inventories in the fourth quarter of 2015 and changes to our product mix in anticipation of weakening demand in the first half of 2016 contributed to a 14.6% decrease in our inventory levels from year-end 2014.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2013		2014		2015		2015(1)
	(in billions of Won and millions of US$)
Finished goods	~~W~~	734	~~W~~	1,201	~~W~~	911	US$	779
Work in process		606		746		720		616
Raw materials		262		426		389		333
Supplies		331		381		331		283

Total	~~W~~	1,933	~~W~~	2,754	~~W~~	2,351	US$	2,011

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~4,504 billion in 2013, ~~W~~3,451 billion in 2014 and ~~W~~2,732 billion (US$2,337 million) in 2015. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~3,473 billion, ~~W~~2,983 billion and ~~W~~2,365 billion (US$2,023 million) in 2013, 2014 and 2015, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2016, our total capital expenditures on a cash out basis will be higher than in 2015, primarily to fund the construction of our P10 fabrication facility in Paju, Korea and expansion of our OLED panel production capacities to respond to increases in demand for our panels, while maintaining and making improvements to our existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to ~~W~~391 billion in 2013 and net cash provided by financing activities amounted to ~~W~~405 billion in 2014. In 2015, net cash used in financing activities amounted to ~~W~~174 billion (US$149 million). The net cash used in financing activities in 2013 reflects primarily the net repayment of long-term debt and debentures. The net cash provided by financing activities in 2014 reflects primarily the net proceeds from short-term borrowings as well as capital contributions from non-controlling interests. The net cash used in financing activities in 2015 reflects primarily the repayment of short-term borrowings as well as the payment of dividends.

At our shareholders meetings in 2013 and 2014, we did not declare a cash dividend to our shareholders. On March 13, 2015, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2014 and distributed the cash dividend to such shareholders on April 8, 2015. On March 11, 2016, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2015 and distributed the cash dividend to such shareholders on April 8, 2016.

We had a total of ~~W~~21 billion, ~~W~~224 billion and nil of short-term borrowings outstanding as of December 31, 2013, 2014 and 2015, respectively. For further information regarding these short-term borrowings, please see Note 14 of the notes to our financial statements.

As of December 31, 2015, we maintained accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$2,183 million. Our subsidiaries have also entered into various accounts receivable negotiating facilities. For further information regarding these facilities, please see Note 20 of the notes to our financial statements.

As of December 31, 2015, we had outstanding long-term debt including current portion and discounts on debentures in the amount of ~~W~~4,228 billion (US$3,616 million), consisting of ~~W~~2,290 billion of Korean Won denominated debentures, US$1,185 million of U.S. dollar denominated long-term loans, RMB1,964 million of RMB denominated long-term loans, ~~W~~200 billion of Korean Won denominated commercial paper, and ~~W~~4 billion of Korean Won denominated long-term loans.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2015. For further information about our short- and long-term debt obligations as of December 31, 2015, see Note 14 of the notes to our financial statements.

As of December 31, 2015, we were obligated to guarantee the payment obligation of our subsidiary LG Display Yantai Co. Ltd. in the amount of US$135 million (~~W~~158 billion) under a credit facility that LG Display Yantai Co., Ltd. entered into with Shinhan Bank. Other than the foregoing, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2015.

Set forth below are the aggregate amounts, as of December 31, 2015, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	~~W~~	4,228,105	~~W~~	1,416,660	~~W~~	2,253,263	~~W~~	478,122	~~W~~	80,060
Fixed License Payment		25,901		25,901		—		—		—
Long-Term Other Payables		9,327		—		9,327		—		—

Total	~~W~~	4,263,333	~~W~~	1,442,561	~~W~~	2,265,590	~~W~~	478,122	~~W~~	80,060

Estimates of interest payment based on contractual interest rates effective as of December 31, 2015	~~W~~	245,765	~~W~~	108,665	~~W~~	118,460	~~W~~	15,354	~~W~~	3,286

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~63 billion in 2013, ~~W~~69 billion in 2014 and ~~W~~88 billion (US$75 million) in 2015, representing 3.8% of our research and development related expenditures in 2013, 4.0% in 2014 and 5.7% in 2015. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2015, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ~~W~~200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion and 24.2% (including local income surtax) for our taxable income in excess of ~~W~~20 billion.

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

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2015, we had available deferred tax assets related to these credits of ~~W~~385 billion (US$329 million), which may be utilized against future income tax liabilities through 2020. In addition, we also had unused tax credit carryforwards of ~~W~~79 billion (US$67 million) as of December 31, 2015 for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and development related expenditures amounted to ~~W~~1,675 billion in 2013, ~~W~~1,788 billion in 2014 and ~~W~~1,547 billion (US$1,323 million) in 2015, representing 6.2% of our revenue in 2013, 6.8% in 2014 and 5.4% in 2015.

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•	In 2013, we developed the world’s first 55-inch curved 3D Full HD OLED television panel and a 77-inch curved Ultra HD OLED television panel. In addition, we developed a 105-inch Ultra HD curved TFT-LCD television panel with a 21:9 screen aspect ratio, which allows for an unprecedented level of viewer immersion. We also collaborated with Intel Corporation, or Intel, and was the first in the world to incorporate Intel’s Wireless Display, or WiDi, technology in a display panel with the development of our 23.8-inch TFT-LCD monitor panel. WiDi technology allows viewers to seamlessly stream content from one display device, such as a notebook computer or smartphone, wirelessly to a display device with WiDi technology without the need for any intermediary device. With respect to smartphones, we developed the world’s first 5.5-inch Quad HD panel, which was also significantly brighter and thinner (only 1.22 mm) compared to conventional panels. Furthermore, we developed and commenced mass production of a flexible OLED panel for smartphones. The plastic substrates allow the panel to be bendable and virtually shatterproof while being much lighter and thinner compared to panels with conventional glass substrates.

•	In 2014, we unveiled a 98-inch Quad Ultra HD television panel, which has four times the resolution (7,680 x 4,320 pixels) of a conventional Ultra HD panel. We also developed an 18-inch transparent OLED panel (transparency level of 30%) and an 18-inch flexible OLED panel with a radius of curvature of 30 mm. We successfully commercialized a 1.3-inch circular plastic OLED smartwatch panel for LG Electronics’ G Watch R smartwatch and a 5.5-inch Full HD plastic OLED smartphone panel for LG Electronics’ G Flex 2 smartphone. In addition, we successfully commenced mass production of display panels incorporating three state-of-the-art technologies: M+ pixel structure, Ultraviolet Alignment and Advanced In-cell Touch, or in-TOUCH, technologies. M+ pixel structure technology improves transmittance and reduces power consumption. Ultraviolet Alignment technology utilizes ultraviolet light to more effectively align liquid crystals and improves contrast ratio and reproduction. In-TOUCH technology reduces the thickness of a touch panel as touch technology is built into the panel cell as opposed to the existing on-cell method, whereby a touch film is added on top of the panel.

•	In 2015, we developed the world’s first Ultra HD OLED television panels, including 65-inch and 77-inch panels that feature High Dynamic Range functionality with perfect black and improved luminance. In addition, we unveiled a 55-inch “wallpaper” OLED television panel which was slim and light enough to attach to the wall simply by using magnets or wires. We were able to achieve this width using an innovative production method whereby the electric circuits are installed in a separate process. In the commercial space, we developed the world’s first 55-inch double-sided OLED panel for commercial use, which shows different images on each side while achieving a width of only 5.3 mm, as well as a 139-inch Vertical Tiling OLED display that is made of eight 65-inch OLED panels connected together in a double-sided S-curved pattern. We also successfully commenced mass production of in-TOUCH panels for notebook computers. With respect to smartphones, we developed the world’s first 5.5-inch Quad HD in-TOUCH panel and the world’s first 5.7-inch free-form Quad HD panel.

As the product life cycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as in tablet computers, smartphones, smartwatches, public displays and automotive displays.

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

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In July 2012, we entered into an agreement with Seoul National University to establish the LGD-SNU Cooperation Center within the university’s Research Institute of Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2015, we employed 4,632 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain and Taiwan. These patents will expire at various dates upon the expiration of their respective terms ranging from 2016 to 2035. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~63 billion in 2013, ~~W~~69 billion in 2014 and ~~W~~88 billion (US$75 million) in 2015, representing 3.8%, 4.0% and 5.7% of our research and development related expenditures in 2013, 2014 and 2015, respectively. We recognized royalty income in the amount of ~~W~~23 billion in 2013, ~~W~~17 billion in 2014 and ~~W~~19 billion (US$16 million) in 2015. The following are examples of license agreements we have entered into:

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

The tables below set forth information regarding our current directors and executive officers. The business address of all of the directors and executive officers is LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Korea.

Our Outside Directors

Our current outside directors are set out in the table below. Each of our outside directors meets the applicable independence standards set forth under the rules of the Korean Commercial Code and also meets the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Jin Jang	November 28, 1954	Director	March 2011	March 2017	Chair Professor, Department of Information Display, Kyung Hee University

Joon Park	October 30, 1954	Director	March 2013	March 2019	Professor, School of Law, Seoul National University

Sung-Sik Hwang	July 24, 1956	Director	January 2015	March 2018	President, Samchully Co., Ltd.

Kun Tai Han	October 30, 1956	Director	March 2016	March 2019	Chief Executive Officer, Hans Consulting

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/Appointed	Term Expires	Principal Occupation Outside of LG Display
Sang Beom Han	June 18, 1955	Representative Director, Vice Chairman and Chief Executive Officer	March 2012	March 2018	—

Sangdon Kim	October 20, 1962	Director, Senior Vice President and Chief Financial Officer	March 2014	March 2017	—
Yu Sig Kang	November 3, 1948	Director	March 2011	March 2017	Vice Chairman, LG Management Development Institute

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Date of Birth	Position	First Elected/Appointed	Business Group/Unit

Sang Deog Yeo	December 3, 1955	President and Head of OLED Business Unit	January 2015	OLED Business Unit

Yu Seoung Yin	June 20, 1956	Executive Vice President and Head of China Operation Group	January 2009	—

Cheol Dong Jeong	May 11, 1961	Executive Vice President and Chief Production Officer	January 2013	—

Soo Youle Cha	October 21, 1957	Executive Vice President and Head of OLED TV Panel Group	January 2014	OLED Business Unit

Yong Kee Hwang	January 8, 1958	Executive Vice President and Head of TV Business Unit	January 2014	TV Business Unit

Bang Soo Lee	November 19, 1958	Executive Vice President and Head of Business Support Group	January 2016	—

Kyong Deuk Jeong	January 9, 1963	Executive Vice President and Head of IT Business Unit	January 2016	IT Business Unit

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Sang Beom Han has served as vice chairman since January 2016, representative director since March 2012 and chief executive officer since December 2011. Mr. Han also served as head of the TV Business Division, the Panel Center and as vice-president for our P5 facility and the Manufacturing Technology Center since joining LG Display in December 2001. Prior to joining LG Display, Mr. Han served as vice president of Hynix Semiconductor Inc. Mr. Han holds a Ph.D. degree in material science from Stevens Institute of Technology.

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

Kun Tai Han has served as outside director since March 2016. Mr. Han is currently the chief executive officer of Hans Consulting. Previously, Mr. Han served as the chief executive officer of Korea Leadership Center Co., Ltd. Mr. Han holds a bachelor’s degree in textile engineering from Seoul National University, a master’s degree in business administration from the Helsinki School of Economics and Business Administration and a Ph.D. in Polymer Engineering from the University of Akron.

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

Bang Soo Lee has served as executive vice president since January 2016 and as head of our Business Support Group since January 2010. Mr. Lee previously served as head of our General Affairs & Public Relations Division. Mr. Lee holds a bachelor’s degree in business administration from Hanyang University.

Kyong Deuk Jeong has served as executive vice president since January 2016 and as head of our IT Business Unit since December 2015. Mr. Jeong previously served as head of our IT/Mobile Business Unit and as head of Panel Center. Mr. Jeong holds a bachelor’s degree and a master’s degree in physics from Kyungpook National University.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2015 to our executive officers and our directors was ~~W~~5.3 billion (US$4.5 million). This included ~~W~~1,177 million (US$1.0 million) in salary and ~~W~~840 million (US$0.7 million) in bonus paid to Sang Beom Han, our chief executive officer, and ~~W~~393 million (US$0.3 million) in salary and ~~W~~201 million (US$0.2 million) in bonus paid to Sangdon Kim, our chief financial officer. In addition, as of December 31, 2015, our accrued severance and retirement benefits to those officers and directors amounted to ~~W~~8.6 billion (US$7.4 million).

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2015, we paid a premium of approximately US$1.6 million in respect of this insurance policy.

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee. Our Outside Director Nomination Committee is comprised of two outside directors, Jin Jang and Sung-Sik Hwang, and one non-outside director, Yu Sig Kang. The chairman is Yu Sig Kang. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

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

As of December 31, 2015, we had 49,205 employees, including 16,502 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2013, 2014 and 2015:

	As of December 31,
Employees(1)	2013	2014	2015
Production	40,975	39,246	38,663
Technical(2)	7,809	7,733	8,007
Sales & Marketing	1,436	1,468	1,527
Management & Administration	985	974	1,008

Total	51,205	49,421	49,205

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2015, approximately 69.2% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2015, our recognized liabilities for defined benefit obligations amounted to ~~W~~354 billion (US$303 million). See Note 18 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2015, our employee stock ownership association owned approximately 0.001% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 25,514 shares of our common stock as of April 28, 2016, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 28, 2016 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	32,813,120	9.2%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 28, 2016. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

From time to time, we provide payment guarantees for the benefit of certain of our subsidiaries. For a discussion of such payment guarantee obligations, please see “Item 5.B. Liquidity and Capital Resources.”

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~5,493 billion (US$4,698 million), or 19.4% of our sales, in 2015.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ~~W~~999 billion (US$854 million), or 3.5% of our sales, in 2015. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

Purchases from LG Electronics

We purchase equipment, printed circuit boards, photo masks, raw materials, components and certain services, such as waste water management and transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~909 billion (US$777 million), or 5.0% of our total purchases, in 2015.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to W895 billion (US$765 million), or 4.9% of our total purchases, in 2015.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~1,669 billion (US$1,427 million), or 9.2% of our total purchases, in 2015.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ~~W~~1,900 billion (US$1,625 million), or 10.5% of our total purchases, in 2015.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 28, 2016, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

See “Item 18. Financial Statements” and pages F-1 through F-99.

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

Intellectual Property

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. In December 2015, Delaware Display Group LLC and Innovative Display Technologies LLC filed a new patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware with respect to three patents that were dismissed without prejudice from the aforementioned patent infringement action. LG Display is currently defending against their claims.

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

In December 2010, the European Commission issued a decision finding that LG Display engaged in anti-competitive activities in the TFT-LCD industry in violation of European Union competition laws, and imposed a fine of €215 million. In February 2011, LG Display filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the European Commission. In November 2011, LG Display received a request for information from the European Commission relating to certain alleged anti-competitive activities in the TFT-LCD industry and has responded to the request. In February 2014, the European Union General Court reduced the fine to €210 million and LG Display paid the fine in full in April 2014. In May 2014, LG Display filed an appeal with the European Court of Justice requesting annulment of the European Union General Court’s judgment and further reduction of the fine imposed by the European Commission’s decision, and in April 2015 the European Court of Justice upheld the decision of the European Union General Court.

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

In December 2011, the Korea Fair Trade Commission imposed a fine of ~~W~~31.4 billion after finding that LG Display and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In December 2011, LG Display filed an appeal of the decision with the Seoul High Court. In February 2014, the Seoul High Court annulled the decision of the Korea Fair Trade Commission. In March 2014, the Korea Fair Trade Commission filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. In June 2014, the Supreme Court of Korea upheld the lower court’s decision.

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

In June 2011, LG Display reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, LG Display reached a settlement with the indirect purchaser class plaintiffs and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, which was approved by the federal district court in April 2013 and, in the case of the state attorneys general actions, by their respective state governments. LG Display has since reached settlement with each of the attorneys general that had filed action.

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed separate claims in the United States. In 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. The cases were transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. As of April 28, 2016, LG Display has reached settlement with each of the plaintiffs mentioned above, except as to Motorola and Costco Wholesale Corp.

In July 2013, the Motorola case was remanded to the NDIL Court. In September 2013, LG Display and defendants in the Motorola case submitted a motion for reconsideration of a summary judgment ruling on the FTAIA to the NDIL Court. In January 2014, the NDIL Court granted defendants’ motion for reconsideration based on the FTAIA and Motorola appealed to the 7th Circuit Appeals Court. In November 2014, oral hearing took place before the 7th Circuit Appeals Court for the Motorola case, and the 7th Circuit Appeals Court affirmed the NDIL Court’s decision. In March 2015, Motorola filed a Petition for Writ of Certiorari with the Supreme Court of the United States. In June 2015, the Supreme Court of the United States denied Motorola’s Petition for Writ of Certiorari. In July 2015, the NDIL Court dismissed LG Display from the Motorola case.

In July 2013, the Costco case was remanded to the WDWA Court. In September 2014, jury trial for the Costco case commenced in the WDWA Court. In October 2014, the jury rendered a verdict of approximately US$36.7 million for Costco Wholesale Corp. against LG Display and AU Optronics. In June 2015, the court entered judgment in favor of Costco Wholesale Corp. for US$61.9 million (including treble damages and offset), and LG Display filed combined motions for (i) judgment as a matter of law; (ii) in the alternative, a new trial; and (iii) amendment of findings in bench trial. In March 2016, the WDWA Court denied LG Display’s combined motions and we filed notice of appeal to the United States Court of Appeals for the 9th Circuit.

In December 2014, iiyama filed claims in the High Court of Justice in the United Kingdom against LG Display and other unrelated entities alleging damages arising from the European Commission’s finding on December 8, 2010 that the Company engaged in anticompetitive activities in the LCD industry in violation of European competition laws. In October 2015, we issued an application contesting the jurisdiction of the English courts to hear the claims of iiyama. A hearing of such application is scheduled to take place in May 2016.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in Canadian provinces of British Columbia, Ontario and Quebec. The Ontario Superior Court of Justice certified the class in May 2011. In April 2014, we appealed the class certification decision to the Court of Appeal for Ontario, which upheld the lower court’s decision in an order dated December 2015. LG Display is currently defending against their claims. The actions in Quebec and British Columbia have been held in abeyance.

In December 2013, a class action complaint was filed in the Central District in Israel. In June 2015, we filed a motion to cancel leave to serve process, which was denied in March 2016. In April 2016, we appealed this decision.

In April 2014, Deyi Investment Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. In May 2015, we submitted an application to set aside service out of jurisdiction, which was approved by the court in October 2015. In November 2015, Deyi Investment Limited appealed the approval of our application to the High Court of the Hong Kong Special Administrative Region Court of Appeal. In August 2014, Shenzhenshi Shihang Trading Company Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. We plan to vigorously defend against the claims asserted by the plaintiffs.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. However, the actual outcomes may be materially different from those estimated as of December 31, 2015 and may have a material adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meeting of shareholders that was held on March 8, 2013 and March 7, 2014 we did not declare a cash dividend to our shareholders. On March 13, 2015, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2014 and distributed the cash dividends to such shareholders on April 8, 2015. On March 11, 2016, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2015 and distributed the cash dividends to such shareholders on April 8, 2016.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2015, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2015, 29,554,854 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of DRs)
2011	40,950	17,500	3,250	18.81	7.72	1,210
2012	36,200	20,050	2,499	16.79	8.52	661
2013
First Quarter	33,050	27,450	2,286	14.93	12.68	1,008
Second Quarter	31,950	25,950	2,049	14.24	11.22	669
Third Quarter	29,650	25,950	1,966	13.47	11.55	432
Fourth Quarter	25,850	22,300	2,050	12.14	10.54	350
2014
First Quarter	26,950	23,100	1,752	12.76	10.69	551
Second Quarter	31,800	26,700	1,471	15.77	12.76	394
Third Quarter	35,700	31,900	1,203	17.40	15.53	214
Fourth Quarter	35,850	29,600	1,172	15.86	14.14	401
2015
First Quarter	36,900	30,650	1,379	17.08	13.55	405
Second Quarter	32,350	25,000	1,737	14.92	11.23	549
Third Quarter	25,550	20,800	1,760	11.41	8.64	758
Fourth Quarter	25,900	20,600	1,688	10.99	8.86	554
October	23,900	21,300	1,442	10.58	9.37	605
November	25,700	20,600	1,820	10.93	8.86	576
December	25,900	23,900	1,803	10.99	10.09	483
2016
First Quarter
January	23,900	21,200	1,453	10.06	8.69	624
February	24,500	20,950	1,763	10.01	8.57	327
March	26,950	23,800	1,641	11.61	9.96	367
Second Quarter (through April 28)	27,400	23,850	1,645	12.09	10.22	590
April (through April 28)	27,400	23,850	1,645	12.09	10.22	590

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2015, the aggregate market value of equity securities listed on the Korea Exchange was ~~W~~1,243 trillion. The average daily trading volume of equity securities for 2015 was 455.3 million shares with an average transaction value of ~~W~~5,352 billion.

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

Movements in KOSPI for the periods indicated are set out in the following table:

	Opening	High	Low	Closing
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.12
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016 (through April 28)	1,918.76	2,022.10	1,835.28	2,000.93

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to Won
Less than 1,000	1
1,000 to less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
1985	342	6,570	7,362	18,925	12,315	13,798
1986	355	11,994	13,863	31,755	32,870	37,991
1987	389	26,172	32,884	20,353	70,185	88,183
1988	502	64,544	93,895	10,367	198,364	288,571
1989	626	95,477	140,119	11,757	280,967	412,338
1990	669	79,020	109,872	10,866	183,692	255,412
1991	686	73,118	95,541	14,022	214,263	279,973
1992	688	84,712	107,027	24,028	308,246	389,445
1993	693	112,665	138,870	35,130	574,048	707,566
1994	699	151,217	190,762	36,862	776,257	979,257
1995	721	141,151	181,943	26,130	487,762	628,721
1996	760	117,370	138,490	26,571	486,834	574,435
1997	776	70,989	41,881	41,525	555,759	327,881
1998	748	137,799	114,261	97,716	660,429	547,619
1999	725	349,504	307,662	278,551	3,481,620	3,064,806
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,598	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	745	951,918	1,017,223	363,741	5,540,151	5,920,230
2008	763	576,928	457,152	355,205	5,190,181	4,112,663

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
2009	770	887,935	763,060	485,657	5,795,552	4,980,495
2010	766	1,141,885	1,009,981	379,171	5,619,768	4,970,607
2011	791	1,041,999	899,438	353,760	6,863,146	5,924,166
2012	784	1,154,294	1,085,638	486,480	4,823,643	4,536,740
2013	777	1,185,974	1,123,880	328,325	3,993,422	3,784,337
2014	773	1,192,253	1,092,918	278,082	3,983,580	3,651,679
2015	770	1,242,832	1,062,922	455,256	5,351,734	4,577,026
2016 (through April 28)	769	1,266,323	1,103,213	364,690	4,614,981	4,020,544

Source: The Korea Exchange

(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on the last business day of the year indicated other than for 2016, which is converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 22, 2016 (the latest available noon buying rate prior to filing this annual report).

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to ~~W~~50 million of cash deposited with such financial investment company in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, financial investment companies with a brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment company is prohibited. The premiums related to this insurance are paid by such financial investment company.

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

General

Under our articles of incorporation, which was last amended in March 2013, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2015, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

In addition, we may issue convertible bonds or bonds with warrants, respectively, up to an aggregate face amount of ~~W~~2.5 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common stock.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2015, approximately 0.001% of the outstanding shares were held by our employee stock ownership association.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (i) 11% (including local income surtax) of the gross realization proceeds and (ii) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the shares or ADSs, 22% (including local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See the discussion under “—Tax Treaties” below for an additional explanation of claiming treaty benefits.

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of shares of common stock or ADSs. This summary applies to you only if you hold the shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership (and partners therein) or other pass-through entity for U.S. federal income tax purposes;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

In addition, this summary does not discuss the application of the Medicare net investment income tax or the alternative minimum tax. Please consult your own tax advisers concerning the consequences of purchasing, owning, and disposing of shares of common stock or ADSs in your particular circumstances, including the possible application of state, local, non-U.S. or other tax laws.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of common stock or an ADS and you are:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the share of common stock or ADS.

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common stock represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that you receive the dividend (or the date of the depositary’s receipt of the dividend, in the case of ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of common stock or ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from cash dividends on the shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.

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

Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S. related financial intermediary.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2015, we had outstanding long-term debt, including current portion, in the amount of ~~W~~4,224 billion (US$3,613 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2015, ~~W~~200 billion (US$171 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using a variable-to-fixed interest rate swap contract that expires in 2018. In connection with such contract, we recognized a loss on derivatives transactions of ~~W~~85 million (US$73 thousand) in 2015. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates									Fair Value at December 31,
	2016	2017	2018		2019	2020	Thereafter	Total		2015
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed (~~W~~)	—	—	~~W~~	200.0	—	—	—	~~W~~	200.0	~~W~~	200.0
Average pay rate	1.7%	1.7%		1.7%	—	—	—
Average receive rate	1.6%	1.6%		1.7%	—	—	—

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

As of December 31, 2015, we had US$1,185 million aggregate principal amount of U.S. dollar denominated long-term loans and RMB1,964 million aggregate principal amount of RMB denominated long-term loans. The interest rates on these loans are set based on three-month U.S. dollar LIBOR plus 0.55% to 2.80% and 90% of the rate published by the People’s Bank of China, as applicable. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated and RMB denominated term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2016		2017		2018		2019		2020		Thereafter		Total		2015
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate (~~W~~)	~~W~~	1.005.1	~~W~~	369.9	~~W~~	444.6	~~W~~	319.7	~~W~~	70.3	~~W~~	79.7	~~W~~	2,289.3	~~W~~	2,341.1
Average interest rate		4.2%		3.0%		2.9%		2.9%		2.4%		2.7%
Variable rate (~~W~~)	~~W~~	0.8	~~W~~	0.4	~~W~~	200.0		—		—		—	~~W~~	201.2	~~W~~	201.2
Average interest rate		1.8%		1.8%		1.9%		—		—		—
Variable rate (RMB)		—		—	~~W~~	350.5		—		—		—	~~W~~	350.5	~~W~~	350.5
Average interest rate		—		—		4.3%		—		—		—
Variable rate (US$)	~~W~~	410.2	~~W~~	360.6	~~W~~	525.4	~~W~~	86.9		—		—	~~W~~	1,383.2	~~W~~	1,383.2
Average interest rate		1.7%		2.2%		1.8%		3.1%		—		—

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Note 13 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Renminbi, the Japanese Yen and the Euro. As of December 31, 2015, we had U.S. dollar denominated sales-related trade accounts and notes receivable of US$2,935 million, which represented 83.9% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,207 million, which represented 51.2% of our trade accounts payable.

As of December 31, 2015, we also had RMB denominated sales-related trade accounts and notes receivable of RMB1,465 million, which represented 6.4% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥12 million. In addition, we had RMB denominated sales-related trade accounts payable of RMB1,267 million and Japanese Yen denominated sales-related trade accounts payable of ¥17,016 million, which represented 8.2% and 6.0% of our trade accounts and notes payable, net, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2015, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2015, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

For a further discussion of our foreign currency risk exposures, including a sensitivity analysis on our currency risk exposures, see Note 13 of the notes to our financial statements.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for approximately 76% of our sales in 2013, 79% in 2014 and 82% in 2015. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 3.5% of our sales in 2015, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer to whom we supply products on an open account basis in accordance with our internal credit guidelines. We assess credit risk through quantitative and qualitative analysis, and based on this analysis, we establish credit limits and determine whether we will seek to use one or more credit support devices, such as obtaining some form of third-party guaranty or stand-by letter of credit, obtaining credit insurance or through factoring of all or part of accounts receivables. Our credit policy does not require credit limits on accounts receivable created on letters of credit. To date we have not experienced any material problems relating to customer payments. For a further discussion of our credit risk exposures, see Note 13 to the notes to our financial statements.

According to the Korean Statistical Information Service, the rate of inflation in Korea was 1.3% in 2013, 1.3% in 2014 and 0.7% in 2015. Inflation has not had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

In 2015, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)	US$	47,035.85
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2014	US$	1,370,554.06

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2014 and 2015:

	Year ended December 31,
	2014		2015
	(in millions of Won)
Audit fees	~~W~~	3,510	~~W~~	3,641
Tax fees		116		172
All other fees		—		38

Total fees	~~W~~	3,626	~~W~~	3,851

Audit fees in the above table are the fees billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

Tax fees in the above table are fees billed by KPMG for tax compliance services and other tax advice.

All other fees in the above table are the aggregate fees billed by KPMG for services related to information security trends of global enterprises and the utilization of such trend information for benchmarking purposes.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the SEC. In 2015, no fees were approved pursuant to the de minimis exception.

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

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice
Director Independence

Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as four out of seven directors are outside directors.

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we have not established a separate nomination/corporate governance committee, we maintain an Outside Director Nomination Committee composed of two outside directors and one non-outside director.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	Under Korean law, we are not required to establish a compensation committee. Accordingly, we do not currently have a compensation committee, and our board of directors is directly responsible for matters relating to salaries and incentive compensation for our directors and executive officers.

Executive Session

Non-management directors of listed companies must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee composed of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three directors, as described above.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and key employees and an Employee Stock Ownership Plan, or ESOP.

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

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1*	Amended and Restated Articles of Incorporation (translation in English) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 26, 2013)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Form of Amendment No. 1 to Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a)(i) to the Registration Statement (No. 333-147661) on Post Effective Amendment No. 1 to Form F-6, filed on July 30, 2014)

2.4*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

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

Date: April 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2014 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). LG Display Co., Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on LG Display Co., Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2016

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2015

(In millions of won)	Note	December 31, 2014		December 31, 2015
Assets
Cash and cash equivalents	6, 13	~~W~~	889,839	751,662
Deposits in banks	6, 13		1,526,482	1,772,337
Trade accounts and notes receivable, net	7, 13, 20, 23		3,444,477	4,097,836
Other accounts receivable, net	7, 13		119,478	105,815
Other current financial assets	9, 13		3,250	4,904
Inventories	8		2,754,098	2,351,669
Prepaid income taxes			6,340	3,469
Other current assets	7		496,665	443,942

Total current assets			9,240,629	9,531,634
Deposits in banks	6,13		8,427	13
Investments in equity accounted investees	10		407,644	384,755
Other non-current financial assets	9, 13		33,611	49,732
Property, plant and equipment, net	11, 24		11,402,866	10,546,020
Intangible assets, net	12, 24		576,670	838,730
Deferred tax assets	29		1,036,507	930,629
Other non-current assets	7		260,669	295,647

Total non-current assets			13,726,394	13,045,526

Total assets		~~W~~	22,967,023	22,577,160

Liabilities
Trade accounts and notes payable	13, 23	~~W~~	3,391,635	2,764,694
Current financial liabilities	13, 14		967,909	1,416,112
Other accounts payable	13		1,508,158	1,499,722
Accrued expenses			740,492	633,113
Income tax payable			227,714	91,726
Provisions	15		193,884	109,897
Advances received			488,379	51,127
Other current liabilities	19		31,385	40,321

Total current liabilities			7,549,556	6,606,712

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2014 and 2015

(In millions of won)	Note		December 31, 2014	December 31, 2015
Non-current financial liabilities	13, 14	~~W~~	3,279,477	2,808,204
Non-current provisions	15		8,014	11,817
Defined benefit liabilities, net	18		324,180	353,798
Deferred tax liabilities	29		245	34,663
Other non-current liabilities	19		22,141	57,010

Total non-current liabilities			3,634,057	3,265,492

Total liabilities			11,183,613	9,872,204

Equity
Share capital	22		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	22		(63,843)	(5,766)
Retained earnings			7,455,063	8,158,526

Total equity attributable to equity holders of the Controlling Company			11,431,412	12,192,952

Non-controlling interests			351,998	512,004

Total equity			11,783,410	12,704,956

Total liabilities and equity		~~W~~	22,967,023	22,577,160

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2014 and 2015

(In millions of won, except earnings per share)	Note	2013		2014	2015
Revenue	23, 24	~~W~~	27,033,035	26,455,529	28,383,884
Cost of sales	8, 23		(23,524,851)	(22,667,134)	(24,069,572)

Gross profit			3,508,184	3,788,395	4,314,312
Selling expenses	17		(732,199)	(746,686)	(878,368)
Administrative expenses	17		(517,622)	(520,160)	(592,517)
Research and development expenses			(1,095,727)	(1,164,294)	(1,217,929)
Other income	25		1,109,432	1,071,903	1,273,901
Other expenses	25		(1,268,588)	(1,095,071)	(1,326,782)
Finance income	27		185,011	105,443	158,829
Finance costs	27		(381,851)	(215,536)	(316,229)
Equity in income of equity accounted investees, net			23,665	17,963	18,765

Profit before income tax			830,305	1,241,957	1,433,982
Income tax expense	28		(411,332)	(324,553)	(410,526)

Profit for the year			418,973	917,404	1,023,456

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	18,28		998	(147,633)	(110,864)
Related income tax	18,28		(334)	35,773	26,682

			664	(111,860)	(84,182)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		826	982	13,297
Foreign currency translation differences for foreign operations	27,28		(22,100)	37,739	50,829
Share of loss from sale of treasury stocks by associates	28		(802)	(1,360)	(325)
Related income tax	28		(225)	(119)	214

			(22,301)	37,242	64,015

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2013, 2014 and 2015

(In millions of won, except earnings per share)	Note	2013		2014	2015
Other comprehensive loss for the year, net of income tax			(21,637)	(74,618)	(20,167)

Total comprehensive income for the year		~~W~~	397,336	842,786	1,003,289

Profit (loss) attributable to:
Owners of the Controlling Company			426,118	904,268	966,553
Non-controlling interests			(7,145)	13,136	56,903

Profit for the year		~~W~~	418,973	917,404	1,023,456

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			404,478	820,239	940,448
Non-controlling interests			(7,142)	22,547	62,841

Total comprehensive income for the year		~~W~~	397,336	842,786	1,003,289

Earnings per share (In won)
Basic earnings per share	30	~~W~~	1,191	2,527	2,701

Diluted earnings per share	30	~~W~~	1,191	2,527	2,701

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2014 and 2015

	Attributable to owners of the Controlling Company
				Share of gain (loss)
	Share		Share	from sale of treasury	Fair value	Translation	Retained	Non-controlling	Total
(In millions of won)	capital		Premium	stocks by associates	reserve	reserve	earnings	interests	equity
Balances at January 1, 2013	~~W~~	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973
Other comprehensive income (loss)		—	—	(802)	638	(22,140)	664	3	(21,637)

	~~W~~	—	—	(802)	638	(22,140)	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	~~W~~	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Balances at January 1, 2014	~~W~~	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	904,268	13,136	917,404
Other comprehensive income (loss)		—	—	(1,360)	796	28,395	(111,860)	9,411	(74,618)

	~~W~~	—	—	(1,360)	796	28,395	792,408	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	~~W~~	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2013, 2014 and 2015

	Attributable to owners of the Controlling Company
				Share of gain (loss)
	Share		Share	from sale of treasury	Fair value	Translation	Retained	Non-controlling	Total
(In millions of won)	capital		Premium	stocks by associates	reserve	reserve	earnings	interests	equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	966,553	56,903	1,023,456
Other comprehensive income (loss)		—	—	(325)	13,367	45,035	(84,182)	5,938	(20,167)

	~~W~~	—	—	(325)	13,367	45,035	882,371	62,841	1,003,289

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	(5,743)	(184,651)
Capital contribution from non-controlling interests		—	—	—	—	—	—	102,908	102,908

Balances at December 31, 2015	~~W~~	1,789,079	2,251,113	(1,939)	14,735	(18,562)	8,158,526	512,004	12,704,956

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	Note	2013		2014	2015
Cash flows from operating activities:
Profit for the year		~~W~~	418,973	917,404	1,023,456
Adjustments for:
Income tax expense	28		411,332	324,553	410,526
Depreciation	11, 16		3,598,472	3,222,085	2,969,394
Amortization of intangible assets	12, 16		236,046	270,226	406,462
Gain on foreign currency translation			(76,111)	(63,626)	(73,057)
Loss on foreign currency translation			55,870	89,453	80,084
Expenses related to defined benefit plans	18, 26		159,453	196,756	199,033
Gain on disposal of property, plant and equipment			(9,620)	(8,989)	(18,179)
Loss on disposal of property, plant and equipment			1,639	2,173	4,037
Impairment loss on property, plant and equipment			853	8,097	3,027
Impairment loss on inventories			211,363	332,699	363,755
Bad debt expense (reversal)			(689)	495	682
Loss on disposal of intangible assets			452	672	29
Impairment loss on intangible assets			1,661	492	239
Reversal of impairment loss on intangible assets			(296)	—	(80)
Finance income			(52,862)	(55,655)	(81,572)
Finance costs			163,183	148,129	222,699
Equity in income of equity method accounted investees, net	10		(23,665)	(17,963)	(18,765)
Other income			(412)	(14,508)	(12,454)
Other expenses			351,953	277,128	269,995

			5,447,595	5,629,621	5,749,311
Change in trade accounts and notes receivable			(251,063)	(921,928)	(1,061,400)
Change in other accounts receivable			133,734	(14,195)	38,411
Change in other current assets			89,456	(219,599)	87,130
Change in inventories			245,403	(1,156,196)	41,107
Change in other non-current assets			(120,054)	(93,987)	(78,859)
Change in trade accounts and notes payable			(1,110,098)	390,046	(670,565)
Change in other accounts payable			(289,441)	(229,679)	(459,730)
Change in accrued expenses			68,162	245,373	(66,071)
Change in other current liabilities			(7,846)	(18,242)	14,015
Change in other non-current liabilities			9,808	18,248	48,240
Change in provisions			(315,266)	(187,021)	(143,228)
Change in defined benefit liabilities, net			(19,627)	(339,482)	(279,672)

			3,880,763	3,102,959	3,218,689

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	2013		2014	2015
Income taxes paid	~~W~~	(159,286)	(110,720)	(414,007)
Interests received		36,686	39,452	58,860
Interests paid		(173,390)	(167,170)	(136,965)

Net cash provided by operating activities	~~W~~	3,584,773	2,864,521	2,726,577

Cash flows from investing activities:
Dividends received	~~W~~	14,582	1,340	25,577
Proceeds from withdrawal of deposits in banks		1,657,082	1,651,176	2,306,672
Increase in deposits in banks		(2,644,204)	(1,884,533)	(2,544,114)
Acquisition of investments in equity accounted investees		(18,744)	(324)	(30,647)
Proceeds from disposal of investments in equity accounted investees		5,023	8,832	7,263
Acquisition of property, plant and equipment		(3,473,059)	(2,982,549)	(2,364,988)
Proceeds from disposal of property, plant and equipment		39,838	39,647	447,320
Acquisition of intangible assets		(184,754)	(353,298)	(294,638)
Proceeds from disposal of intangible assets		1,902	—	1,135
Government grants received		59,629	49,424	5,017
Proceeds from collection of short-term loans		2	8	—
Proceeds from settlement of derivatives		—	—	(35)
Increase in long-term loans		—	—	(16,516)
Proceeds from disposal of other financial assets		—	82	2,263
Acquisition of other non-current financial assets		(5,410)	(5,129)	(6,145)
Proceeds from disposal of other non-current financial assets		43,792	15,500	—
Net cash inflow from disposal of subsidiaries, net of cash transferred		—	8,545	—
Acquisition of businesses, net of cash acquired		—	—	(270,093)

Net cash used in investing activities	~~W~~	(4,504,321)	(3,451,279)	(2,731,929)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	2013		2014	2015
Cash flows from financing activities:
Proceeds from short-term borrowings	~~W~~	1,430,041	219,839	—
Repayments of short-term borrowings		(1,444,717)	(14,747)	(223,626)
Proceeds from issuance of debentures		587,603	597,563	298,778
Proceeds from long-term debt		372,785	846,759	901,451
Repayments of long-term debt		(301,229)	(503,618)	(324,570)
Repayments of current portion of long-term debt and debentures		(1,195,340)	(887,296)	(744,788)
Decrease in non-controlling interests		—	—	(5,743)
Increase in non-controlling interests		159,873	146,159	102,908
Dividends paid		—	—	(178,908)

Net cash provided by (used in) financing activities		(390,984)	404,659	(174,498)

Net decrease in cash and cash equivalents		(1,310,532)	(182,099)	(179,850)
Cash and cash equivalents at January 1		2,338,661	1,021,870	889,839
Effect of exchange rate fluctuations on cash held		(6,259)	50,068	41,673

Cash and cash equivalents at December 31	~~W~~	1,021,870	889,839	751,662

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of December 31, 2015, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2015, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2015, there are 29,554,854 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2015

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 411

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY 95

LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116

LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,937

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4

LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511

LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY 116

LG Display Yantai Co., Ltd. (*1)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 1,008

LG Display U.S.A., Inc. (*2)	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD 0.2

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2015, Continued

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display China Co., Ltd. (*3)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 8,147
Unified Innovative Technology, LLC	Wilmington, U.S.A	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd. (*4)	Guangzhou, China	100%	December 31	April 28, 2015	Sell TFT-LCD Products	CNY 1.2
Global OLED Technology, LLC (*5)	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138

(*1)	In December 2015, the Controlling Company invested in ~~W~~9,426 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.
(*2)	As of December 31, 2015, LG Display U.S.A., Inc. is in the process of voluntary liquidation and the Controlling Company received ~~W~~12,125 million in cash as capital distribution from LG Display U.S.A., Inc There was no change in the Controlling Company’s ownership percentage in LG Display U.S.A., Inc
(*3)	In January 2015, the Controlling Company invested ~~W~~134,619 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January and August 2015, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ~~W~~118,936 million in cash for the capital increase of LGDCA. In 2015, the Controlling Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%.
(*4)	In April 2015, the Controlling Company established LG Display Guangzhou Trading Co., Ltd. to sell TFT-LCD products. As of December 31, 2015, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~218 million.
(*5)	In May 2015, the Controlling Company acquired 67% ownership in Global OLED Technology LLC from LG Electronics Inc., LG Chem Ltd. and Idemitsu Kosan Co., Ltd. and paid ~~W~~54,025 million, ~~W~~2,990 million and ~~W~~54,025 million, respectively, in cash. As a result, the Controlling Company’s ownership percentage in Global OLED Technology increased from 33% to 100% in 2015 (Note 32).

In August 2015, L&T Display Technology (Xiamen) Limited, a subsidiary of the Controlling Company, completed liquidation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2015, Continued

~~W~~430,534 million and ~~W~~531,304 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2014 and 2015.

(c)	Associates and Joint Ventures (Equity Method Investees) as of December 31, 2015

(In millions of won)

Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2015
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	~~W~~ 145,731

Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs	58,852

TLI Inc. (*2)	Seongnam, South Korea	10%	10%	December 31	October 1998	Manufacture and sell semiconductor parts	5,351

AVACO Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs	12,758

New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT- LCDs	48,491

LIG INVENIA Co, Ltd. (LIG ADP Co., Ltd.) (*2)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs	1,827

WooRee E&L Co., Ltd.	Ansan, South Korea	21%	21%	December 31	June 2008	Manufacture LED back light unit packages	25,021

LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	24,268

Can Yang Investments Limited (*2)(*4)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts	7,384

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

1.	Reporting Entity, Continued

(c)	Associates and Joint Ventures (Equity Method Investees) as of December 31, 2015, Continued

(In millions of won)

Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2015

YAS Co., Ltd. (*2)(*5)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	~~W~~ 10,607

Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	24,661

AVATEC Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	August 2000	Process and sell glass for FPDs	19,804

Fuhu, Inc. (*2)(*6)	Los Angenles USA	—	10%	March 31	June 2008	Develop and manufacture tablet for kids	—

							384,755

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG INVENIA Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd. and Fuhu, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In April, July and August 2015, the Controlling Company received ~~W~~2,490 million, ~~W~~2,100 million and ~~W~~2,175 million, respectively, from the Fund as capital distribution and made an additional cash investment of ~~W~~360 million in the Fund in March 2015. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*4	In 2015, the Controlling Company did not participate in capital contribution for Can Yang Investments Limited. Accordingly, the Controlling Company’s ownership percentage in Can Yang Investments Limited decreased from 9.4% as of December 31, 2014 to 8.9% as of December 31, 2015.
(*5)	In 2015, the number of outstanding common shares of YAS Co., Ltd. was increased due to the execution of its stock option and the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19.2% as of December 31, 2014 to 18.5% as of December 31, 2015.
(*6)	In July 2015, the Controlling Company invested ~~W~~30,287 million and acquired 500,000 shares of common stock and 1,011,280 shares of preferred stock with voting rights in Fuhu, Inc In December 2015, the Controlling Company recognized an impairment loss of ~~W~~26,791 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Fuhu, Inc As of December 31, 2015, the Controlling Company’s ownership percentage in Fuhu, Inc. is 10% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

1.	Reporting Entity, Continued

(c)	Associates and Joint Ventures (Equity Method Investees) as of December 31, 2015, Continued

In December 2015, the Controlling Company disposed of the entire investments in Glonix Co., Ltd., had acquired for manufacturing and selling LCD, for ~~W~~498 million and recognized a loss on disposal of ~~W~~487 million, which is included in finance income.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2016.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 15 and 21)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 18)

•	Deferred tax assets and liabilities (note 29)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with IAS 32 and IAS 39. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii) Subsidiaries

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

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(iv) Loss of Control

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

(v) Associates and joint ventures (equity method investees)

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

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi) Transactions eliminated on consolidation

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

For the years ended December 31, 2013, 2014 and 2015

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

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

For the years ended December 31, 2013, 2014 and 2015

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

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2015, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group’s share capital consists solely of common stock Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects. Amounts contributed in excess of par value of the common stock is classified as share premium.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

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

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

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

Provisions for claims, assessments, litigation, fines, and penalties and other sources, evaluated each reporting period by management in consultation with legal counsel and are adjusted when appropriate based on the status and development of each matter.

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

3.	Summary of Significant Accounting Policies, Continued

(q)	Standards Issued but Not Yet Effective

(i) IFRS 9, Financial Instruments

IFRS 9 provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. IFRS 9 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 has not been early adopted in preparing the consolidated financial statements.

Management is currently assessing the potential impact on its consolidated financial statements resulting from the application of new standards.

(ii) IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. IFRS 15 replaces risk-and-reward based model with control-based model. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 15 has not been early adopted in preparing the consolidated financial statements.

Management has initiated an assessment of the potential impact of this accounting standard. Management is currently assessing the potential impact on its consolidated financial statements resulting from the application of this standard and expecting to complete its assessment in 2016.

(iii) IFRS 16, Leases

IFRS 16, published in January 2016, replaces the existing guidance in IAS 17, Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are capitalised by recognising the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognises a financial liability representing its obligation to make future lease payments. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted for companies that also adopt IFRS 15. IFRS 16 has not been early adopted in preparing the consolidated financial statements.

Management is currently assessing the potential impact on its consolidated financial statements resulting from the application of new standards.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

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

For the years ended December 31, 2013, 2014 and 2015

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

iv) Currency risk

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

v) Interest rate risk

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

(In millions of won)
	December 31, 2014		December 31, 2015
Total liabilities	~~W~~	11,183,613	9,872,204
Total equity		11,783,410	12,704,956
Cash and deposits in banks (*1)		2,416,321	2,523,999
Borrowings (including bonds)		4,247,386	4,224,231
Total liabilities to equity ratio		95%	78%
Net borrowings to equity ratio (*2)		16%	13%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	889,839	751,662

Deposits in banks
Time deposits	~~W~~	1,453,677	1,701,837
Restricted cash (*)		72,805	70,500

	~~W~~	1,526,482	1,772,337

Non-current assets
Deposits in banks
Restricted cash (*)		8,427	13

	~~W~~	2,424,748	2,524,012

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Trade, net	~~W~~	2,572,880	3,008,123
Due from related parties		871,597	1,089,713

	~~W~~	3,444,477	4,097,836

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2015
Current assets
Non-trade accounts receivable, net	~~W~~	101,027	89,792
Accrued income		18,451	16,023

	~~W~~	119,478	105,815

Due from related parties included in other accounts receivable, as of December 31, 2014 and 2015 are ~~W~~13,694 million and ~~W~~2,526 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2015
Current assets
Advance payments	~~W~~	11,960	11,465
Prepaid expenses		48,858	59,962
Value added tax refundable		435,847	372,515

	~~W~~	496,665	443,942

Non-current assets
Long-term prepaid expenses	~~W~~	257,769	293,847
Others		2,900	1,800

	~~W~~	260,669	295,647

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2015
Finished goods	~~W~~	1,200,592	910,844
Work-in-process		745,614	720,221
Raw materials		426,380	389,442
Supplies		381,512	331,162

	~~W~~	2,754,098	2,351,669

For the years ended December 31, 2013, 2014 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2013		2014	2015
Inventories recognized as cost of sales	~~W~~	23,524,851	22,667,134	24,069,572
Including: inventory write-downs		211,363	332,699	363,755

There were no significant reversals of inventory write-downs recognized during 2013, 2014 and 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

9.	Other Financial Assets

(a) Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2015
Current assets
Deposits	~~W~~	681	1,295
Available-for-sale financial assets		2,569	558
Short-term loans		—	3,051

	~~W~~	3,250	4,904

Non-current assets
Available-for-sale financial assets	~~W~~	6,831	10,840
Deposits		18,921	20,939
Long-term other accounts receivable		7,859	5,148
Long-term loans		—	12,805

	~~W~~	33,611	49,732

Other financial assets of related parties as of December 31, 2015 are ~~W~~2,683 million.

(b) Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2015
Current assets
Debt securities
Government bonds	~~W~~	2,569	558

Non-current assets
Debt securities
Government bonds	~~W~~	668	151
Equity securities
Intellectual Discovery, Ltd.	~~W~~	2,673	2,673
Kyulux, Inc.		—	3,266
Henghao Technology Co., Ltd.		3,372	3,372
ARCH Venture Fund Vill, L.P		118	1,378

		6,163	10,689

	~~W~~	9,400	11,398

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2014		December 31, 2015
Suzhou Raken Technology Co., Ltd.	~~W~~	138,912	145,731
Global OLED Technology LLC		28,733	—
Paju Electric Glass Co., Ltd.		77,162	58,852
TLI Inc. (*)		5,400	5,351
AVACO Co., Ltd. (*)		11,680	12,758
New Optics Ltd.		41,199	48,491
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.) (*)		2,094	1,827
WooRee E&L Co. Ltd. (*)		23,111	25,021
LB Gemini New Growth Fund No.16		14,396	24,268
Can Yang Investments Limited		9,467	7,384
YAS Co., Ltd.		11,019	10,607
Narenanotech Corporation		25,503	24,661
AVATEC Co., Ltd.(*)		18,773	19,804
Glonix Co., Ltd.		195	—

	~~W~~	407,644	384,755

(*)	Based on quoted market prices at December 31, 2015, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG INVENIA Co., Ltd., WooRee E&L Co.Ltd. and AVATEC Co., Ltd., which are listed companies on the Korea Securities Dealers Automated Quotations, are ~~W~~7,425 million, ~~W~~12,598 million, ~~W~~11,520 million, ~~W~~9,928 million and ~~W~~17,702 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2013, 2014 and 2015 amounted to ~~W~~14,276 million, ~~W~~1,058 million and ~~W~~25,577 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information of significant joint ventures as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 are as follows:

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2014		December 31, 2015
Total assets	~~W~~	473,486	540,241
Current assets		373,640	442,130
Non-current assets		99,846	98,111
Total liabilities		199,313	250,318
Current liabilities		199,313	250,318

(In millions of won)	2013		2014	2015
Revenue	~~W~~	1,789,364	1,177,261	993,298
Profit for the year		8,077	5,452	10,682
Other comprehensive income		3,024	4,321	2,533
Total comprehensive income		11,101	9,773	13,215

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2014		December 31, 2015
Cash and cash equivalents	~~W~~	18,648	44,376

(In millions of won)	2013		2014	2015
Depreciation	~~W~~	11,607	9,611	7,858
Amortization		619	531	527
Interest income		2,323	4,043	1,010
Interest expense		307	17	17
Income tax expense		2,070	2,704	3,608

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

10.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of significant joint venture to their carrying value in the consolidated financial statements as of December 31, 2014 and 2015 are as follows:

(i) As of December 31, 2014

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	~~W~~	274,173	51%	139,828	(916)	138,912

(ii) As of December 31, 2015

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	~~W~~	289,923	51%	147,861	(2,130)	145,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

10.	Investments in Equity Accounted Investees, Continued

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2013

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint ventures	~~W~~	31,162	(4,388)	(554)	(4,942)
Individually non-significant associates		240,866	22,952	(20,773)	2,179

(ii) As of December 31, 2014

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Individually non-significant joint ventures	~~W~~	28,733	(3,461)	1,032	(2,429)
Individually non-significant associates		239,999	19,224	(10,369)	8,855

(iii) As of December 31, 2015

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income	Total comprehensive income
Individually non-significant joint ventures	~~W~~	—	(991)	3,948	2,957
Individually non-significant associates		239,024	14,229	13,329	27,558

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2014 and 2015 are as follows:

(In millions of won)
		2014
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	~~W~~	134,508	—	—	2,200	2,204	—	138,912
Associates	Individually non-significant joint ventures		31,162	—	—	(3,461)	1,032	—	28,733
	Individually non-significant associates		240,866	(8,664)	(1,058)	19,224	(10,369)	—	239,999

		~~W~~	406,536	(8,664)	(1,058)	17,963	(7,133)	—	407,644

(In millions of won)
		2015
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	~~W~~	138,912	—	—	5,527	1,292	—	145,731
	Individually non-significant joint ventures		28,733	(31,690)	—	(991)	3,948	—	—
Associates	Individually non-significant associates		239,999	23,835	(25,577)	14,229	13,329	(26,791)	239,024

		~~W~~	407,644	(7,855)	(25,577)	18,765	18,569	(26,791)	384,755

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	~~W~~	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533
Accumulated depreciation as of January 1, 2014		—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)
Accumulated impairment loss as of January 1, 2014		—	—	(839)	(1)	—	(13)	(853)

Book value as of January 1, 2014	~~W~~	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334
Additions		—	—	—	—	2,868,331	—	2,868,331
Depreciation		—	(269,049)	(2,878,246)	(55,090)	—	(19,700)	(3,222,085)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,507)	(14,786)	(124)	(4,414)	(222)	(32,831)
Change due to disposal of a subsidiary		—	—	(3,280)	(2,453)	—	(782)	(6,515)
Others (*2)		4	336,522	4,052,158	66,809	(4,477,903)	22,410	—
Effect of movements in exchange rates		—	5,814	47,454	317	(8,852)	420	45,153
Government grants received		—	—	(49,424)	—	—	—	(49,424)

Book value as of December 31, 2014	~~W~~	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866

Acquisition cost as of December 31, 2014	~~W~~	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250

Accumulated depreciation as of December 31, 2014	~~W~~	—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)

Accumulated impairment loss as of December 31, 2014	~~W~~	—	—	(8,167)	(1)	—	(13)	(8,181)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	~~W~~	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250
Accumulated depreciation as of January 1, 2015		—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)
Accumulated impairment loss as of January 1, 2015		—	—	(8,167)	(1)	—	(13)	(8,181)

Book value as of January 1, 2015	~~W~~	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866
Additions		—	—	—	—	2,561,108	—	2,561,108
Business combinations (*2)		—	—	24,466	490	—	2,054	27,010
Depreciation		—	(278,225)	(2,618,820)	(56,353)	—	(15,996)	(2,969,394)
Impairment loss		—	—	(3,027)	—	—	—	(3,027)
Disposals		(2,092)	(5,651)	(437,515)	(913)	—	(9,992)	(456,163)
Others (*3)		30,210	48,824	2,232,756	79,910	(2,415,227)	23,527	—
Effect of movements in exchange rates		68	986	(11,673)	(688)	316	(372)	(11,363)
Government grants received		—	—	(5,017)	—	—	—	(5,017)

Book value as of December 31, 2015	~~W~~	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020

Acquisition cost as of December 31, 2015	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802

Accumulated depreciation as of December 31, 2015	~~W~~	—	(2,117,951)	(31.694.483)	(663,331)	—	(164,257)	(34,640,022)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(5,760)	—	—	—	(5,760)

(*1)	As of December 31, 2015, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED Lighting business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*3)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)
	2013		2014	2015
Capitalized borrowing costs	~~W~~	26,144	35,771	13,696
Capitalization rate		4.56%	4.23%	3.73%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2014	~~W~~	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243
Accumulated amortization as of January 1, 2014		(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)
Accumulated impairment loss as of January 1, 2014		—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014	~~W~~	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185
Additions-internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions-external purchases		26,160	—	—	—	84,797	—	—	—	—	110,957
Amortization (*1)		(17,754)	(70,802)	—	(176,700)	—	(3,428)	(1,106)	—	(436)	(270,226)
Disposals		(672)	—	—	—	—	—	—	—	—	(672)
Change due to disposal of a subsidiary		—	(514)	—	—	—	—	—	—	—	(514)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	90,274	—	—	(90,274)	—	—	—	—	—
Effect of movements in exchange rates		—	2,331	—	—	20	—	—	—	—	2,351

Book value as of December 31, 2014	~~W~~	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670

Acquisition cost as of December 31, 2014	~~W~~	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925

Accumulated amortization as of December 31, 2014	~~W~~	(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)

Accumulated impairment loss as of December 31, 2014	~~W~~	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2015	~~W~~	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925
Accumulated amortization as of January 1, 2015		(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	~~W~~	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670
Additions-internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions-external purchases		28,504	—	1,930	—	73,098	—	—	—	—	103,532
Business combinations (*1)		197,454	144	—	—	—	35,165	—	88,932	—	321,695
Amortization (*2)		(30,780)	(77,359)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(406,462)
Disposals		—	(11)	(1,153)	—	—	—	—	—	—	(1,164)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	75,401	—	—	(75,401)	—	—	—	—	—
Effect of movements in exchange rates		4,333	12,161	85	—	42	—	—	930	—	17,551

Book value as of December 31, 2015	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730

Acquisition cost as of December 31, 2015	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578

Accumulated amortization as of December 31, 2015	~~W~~	(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(9,873)	—	—	—	—	—	—	(9,873)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

12.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Cash and cash equivalents	~~W~~	889,839	751,662
Deposits in banks		1,534,909	1,772,350
Trade accounts and notes receivable, net		3,444,477	4,097,836
Other accounts receivable, net		119,478	105,815
Available-for-sale financial assets		3,237	709
Loans		—	15,856
Other non-current financial assets		7,859	5,148
Deposits		19,602	22,234

	~~W~~	6,019,401	6,771,610

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Domestic	~~W~~	406,163	425,635
Euro-zone countries		309,296	382,326
Japan		135,972	156,746
United States		1,300,700	1,211,518
China		746,111	961,425
Taiwan		378,272	654,257
Others		167,963	305,929

	~~W~~	3,444,477	4,097,836

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date is as follows:

(In millions of won)
	December 31, 2014			December 31, 2015
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	3,412,933	(762)	4,076,022	(1,338)
Past due 1-15 days		26,220	(30)	6,555	(3)
Past due 16-30 days		4,130	(13)	201	—
Past due 31-60 days		1,830	(18)	—	—
Past due more than 60 days		189	(2)	16,565	(166)

	~~W~~	3,445,302	(825)	4,099,343	(1,507)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2013, 2014 and 2015 is as follows:

(In millions of won)
	2013		2014	2015
Balance at the beginning of the year	~~W~~	1,019	330	825
(Reversal of) Bad debt expense		(689)	495	682

Balance at the end of the year	~~W~~	330	825	1,507

There were no receivables written-off for the years ended December 31, 2013, 2014 and 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	~~W~~	698,192	770,750	13,037	14,234	114,611	628,868	—
Unsecured bank loans		1,239,914	1,277,900	185,835	244,525	287,240	560,240	60
Unsecured bond issues		2,286,125	2,425,220	445,222	622,472	404,477	869,763	83,286
Trade accounts and notes payable		2,764,694	2,764,694	2,764,694	—	—	—	—
Other accounts payable		1,499,722	1,500,007	1,497,347	2,660	—	—	—
Other non-current liabilities		8,401	9,327	—	—	5,337	3,990	—
Derivative financial liabilities
Interest rate swap not qualified for hedging		85	83	5	97	89	(108)	—

	~~W~~	8,497,133	8,747,981	4,906,140	883,988	811,754	2,062,753	83,346

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL
Cash and cash equivalents	507	1,221	1,565	146	1	79	—
Trade accounts and notes receivable	2,737	682	962	—	—	—	—
Other accounts receivable	13	—	205	1	21	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	18	7	—	—	—
Trade accounts and notes payable	(1,750)	(21,468)	(1,233)	—	—	—	—
Other accounts payable	(268)	(6,056)	(1,522)	(128)	(20)	(11)	(34)
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,508)	—	—	—	—	—	—

Net exposure	(262)	(25,366)	(6)	26	2	68	(34)

(In millions)	December 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	578	1,005	866	12	—	45
Deposits in banks	—	—	1,200	—	—	—
Trade accounts and notes receivable	2,935	12	1,465	—	—	—
Other accounts receivable	20	2	101	13	—	—
Long-term other accounts receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	27	6	—	—
Trade accounts and notes payable	(1,207)	(17,016)	(1,267)	—	—	—
Other accounts payable	(541)	(13,821)	(1,352)	(7)	(2)	(11)
Debt	(1,185)	—	(1,964)	—	—	—

Net exposure	605	(29,564)	(924)	24	(2)	34

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2013		2014	2015	December 31, 2014		December 31, 2015
USD	~~W~~	1,094.79	1,052.70	1,131.30	~~W~~	1,099.20	1,172.00
JPY		11.23	9.96	9.35		9.20	9.72
CNY		178.06	170.83	179.47		176.81	178.48
TWD		36.89	34.73	35.64		34.69	35.51
EUR		1,453.39	1,398.37	1,256.17		1,336.52	1,280.53
PLN		346.39	334.20	300.22		312.49	300.79
BRL		509.26	448.16	344.70		413.62	295.90

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2014 and 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2014			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(15,674)	3,829	24,838	33,152
JPY (5 percent weakening)		(9,701)	(6,169)	(11,340)	(9,486)
CNY (5 percent weakening)		197	(757)	(8,582)	1,069
TWD (5 percent weakening)		46	—	42	—
EUR (5 percent weakening)		(360)	1,511	(214)	270
PLN (5 percent weakening)		981	242	575	(208)
BRL (5 percent weakening)		(533)	(533)	—	—

A stronger won against the above currencies as of December 31, 2014 and 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	2,427,972	2,524,708
Financial liabilities		(2,822,170)	(2,289,336)

	~~W~~	(394,198)	235,372

Variable rate instruments
Financial liabilities	~~W~~	(1,425,216)	(1,934,895)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2014 and 2015 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2014
Variable rate instruments	~~W~~	(10,803)	10,803	(10,803)	10,803
December 31, 2015
Variable rate instruments	~~W~~	(14,667)	14,667	(14,667)	14,667

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2014			December 31, 2015
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	3,237	3,237	709	709
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	889,839	(*)	751,662	(*)
Deposits in banks		1,534,909	(*)	1,772,350	(*)
Trade accounts and notes receivable		3,444,477	(*)	4,097,836	(*)
Other accounts receivable		119,478	(*)	105,815	(*)
Deposits		19,602	(*)	22,234	(*)
Loans		—	(*)	15,856	(*)
Other non-current financial assets		7,859	(*)	5,148	(*)
Liabilities carried at fair value
Derivative instruments	~~W~~	—	—	85	85
Liabilities carried at amortized cost
Secured bank loans	~~W~~	649,140	649,140	698,192	698,192
Unsecured bank loans		1,003,563	1,003,590	1,239,914	1,239,969
Unsecured bond issues		2,594,683	2,667,092	2,286,125	2,337,835
Trade accounts and notes payable		3,391,635	(*)	2,764,694	(*)
Other accounts payable		1,494,095	1,493,869	1,499,722	1,499,963
Other non-current liabilities		12,924	13,376	8,402	9,005

(*) Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2014 and 2015 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
ARCH Venture Fund Vill, L.P.		118	1,378
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux, Inc.		—	3,266

	~~W~~	6,163	10,689

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

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2014 and December 31, 2015 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	~~W~~	3,237	—	—	3,237

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivative instruments	~~W~~	—	—	85	85

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2014 and December 31, 2015 are as follows:

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	~~W~~	—	—	649,140	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,003,590	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,493,869	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,376	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	~~W~~	—	—	698,192	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,239,969	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,499,963	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,005	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2014	December 31, 2015
Debentures, loans and others	2.23~2.60%	1.75~2.48%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Current
Short-term borrowings	~~W~~	223,626	—
Current portion of long-term debt		744,283	1,416,112

	~~W~~	967,909	1,416,112

Non-current
Won denominated borrowings	~~W~~	4,452	202,992
Foreign currency denominated borrowings		1,289,837	1,323,454
Bonds		1,985,188	1,281,673
Derivative instruments		—	85

	~~W~~	3,279,477	2,808,204

(b)	Short-term borrowings as of December 31, 2014 and 2015 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2014		December 31, 2015
Korea Development Bank and others (*)	—	~~W~~	219,839	—
Industrial and Commercial Bank of China and others	—		3,787	—
Foreign currency equivalent		USD	203	—

(*)	The Group recognized ~~W~~3,083 million as interest expense in relation to the above short-term borrowings for the year ended December 31, 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won) Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2014		December 31, 2015
Woori Bank and others	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	7,336	4,452
Shinhan Bank	CD rate (91days) + 0.3		—	200,000
Less current portion of long-term debt			(2,884)	(1,460)

		~~W~~	4,452	202,992

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won and USD) Lender	Annual interest rate as of December 31, 2015 (%)(*)	December 31, 2014		December 31, 2015
China Construction Bank and others	USD: 3ML+0.90~2.80 CNY: 4.28	~~W~~	1,421,741		1,733,654

Foreign currency equivalent		USD	1,305	USD	1,185
			—	CNY	1,964
Less current portion of long-term debt		~~W~~	(131,904)		(410,200)

		~~W~~	1,289,837		1,323,454

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)	Maturity	Annual interest rate as of December 31, 2015 (%)	December 31, 2014		December 31, 2015
Won denominated bonds (*)
Publicly issued bonds	February 2016~ May 2022	2.12~4.95	~~W~~	2,600,000	2,290,000
Less discount on bonds				(5,317)	(3,875)
Less current portion				(609,495)	(1,004,452)

			~~W~~	1,985,188	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

15.	Provisions

Changes in provisions for the year ended December 31, 2014 are as follows:

(In millions of won)
	Litigation and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2014	~~W~~	156,557	47,336	1,843	205,736
Additions		46,681	187,771	—	234,452
Usage and reclassification		(54,935)	(183,143)	(212)	(238,290)

Balance at December 31, 2014	~~W~~	148,303	51,964	1,631	201,898

Current	~~W~~	148,303	43,950	1,631	193,884
Non-current	~~W~~	—	8,014	—	8,014

Changes in provisions for the year ended December 31, 2015 are as follows:

(In millions of won)
	Litigation and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2015	~~W~~	148,303	51,964	1,631	201,898
Additions		110,181	146,829	3,248	260,258
Usage and reclassification		(197,239)	(142,364)	(839)	(340,442)

Balance at December 31, 2015	~~W~~	61,245	56,429	4,040	121,714

Current	~~W~~	61,245	47,860	792	109,897
Non-current	~~W~~	—	8,569	3,248	11,817

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year. Provisions for litigation and claims primarily pertain to certain anti-trust matters. See Note 21(b) for further details.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

16.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)
	2013		2014	2015
Changes in inventories	~~W~~	456,766	(820,857)	402,429
Purchases of raw materials, merchandise and others		14,293,048	14,384,289	14,705,757
Depreciation and amortization		3,834,518	3,492,311	3,375,856
Labor cost		2,618,910	2,924,573	3,104,043
Supplies and others		1,025,938	1,021,469	1,062,820
Outsourcing fees		736,744	1,084,460	1,011,084
Shipping costs		271,570	245,217	231,830
Utility		730,174	785,129	836,600
Fees and commissions		465,902	498,192	580,235
Warranty expenses		116,766	187,771	146,829
Advertising		144,847	106,509	265,755
Taxes and dues		75,983	70,523	76,640
Travel		59,946	74,968	71,457
Others		1,303,143	1,176,098	1,036,131

(*)	~~W~~	26,134,255	25,230,652	26,907,466

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

17.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)
	2013		2014	2015
Salaries	~~W~~	232,362	256,869	268,182
Expenses related to defined benefit plans		22,037	27,618	26,967
Other employee benefits		70,254	68,826	88,191
Shipping costs		215,017	199,853	199,774
Fees and commissions		197,237	182,548	191,106
Depreciation		96,115	90,180	118,719
Taxes and dues		33,998	25,370	30,958
Advertising		144,847	106,509	265,755
Warranty expenses		116,766	187,771	146,829
Rent		23,299	22,048	24,184
Insurance		11,887	11,518	10,826
Travel		22,564	23,772	24,411
Training		12,080	12,572	15,515
Others		51,358	51,392	59,468

	~~W~~	1,249,821	1,266,846	1,470,885

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

18.	Employee Benefits

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

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,114,689	1,381,648
Fair value of plan assets		(790,509)	(1,027,850)

	~~W~~	324,180	353,798

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2014 and 2015 are as follows:

(In millions of won)
	2014		2015
Opening defined benefit obligations	~~W~~	807,738	1,114,689
Current service cost		159,239	187,768
Past service cost		21,990	—
Interest cost		34,596	38,776
Remeasurements (before tax)		144,100	104,817
Benefit payments		(54,555)	(66,755)
Transfers from related parties		1,584	2,353
Disposal of a subsidiary		(3)	—

Closing defined benefit obligations	~~W~~	1,114,689	1,381,648

Weighted average remaining maturity of defined benefit obligations as of December 31, 2014 and 2015 are 13.7 years and 14.5 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2014 and 2015 are as follows:

(In millions of won)
	2014		2015
Opening fair value of plan assets	~~W~~	488,651	790,509
Expected return on plan assets		19,069	27,511
Remeasurements (before tax)		(3,722)	(5,440)
Contributions by employer directly to plan assets		330,000	270,000
Benefit payments		(43,489)	(54,809)
Transfers from related parties		—	79

Closing fair value of plan assets	~~W~~	790,509	1,027,850

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

18.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Guaranteed deposits in banks	~~W~~	790,509	1,027,850

As of December 31, 2015, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2016 is ~~W~~235,000 million under the assumption that the Controlling Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Controlling Company would leave the Controlling Company on December 31, 2016.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)	2013		2014	2015
Current service cost	~~W~~	149,979	159,239	187,768
Past service cost		—	21,990	—
Net interest cost		9,474	15,527	11,265

	~~W~~	159,453	196,756	199,033

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2013		2014	2015
Cost of sales	~~W~~	126,716	157,324	159,348
Selling expenses		10,478	11,872	11,567
Administrative expenses		11,559	15,252	14,809
Research and development expenses		10,700	12,308	13,309

	~~W~~	159,453	196,756	199,033

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)	2013		2014	2015
Balance at January 1	~~W~~	(86,524)	(85,860)	(197,720)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(33,447)	(24,399)	15,567
Demographic assumptions		(3,791)	7,016	(22,267)
Financial assumptions		38,611	(126,717)	(98,117)
Return on plan assets		6	(3,722)	(5,440)
Share of associates regarding remeasurements		(381)	189	(607)

		998	(147,633)	(110,864)

Income tax		(334)	35,773	26,682

Balance at December 31	~~W~~	(85,860)	(197,720)	(281,902)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

18.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2013	2014	2015
Expected rate of salary increase	5.1%	5.1%	5.1%
Discount rate for defined benefit obligations	4.4%	3.5%	2.9%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2014	December 31, 2015
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.01%	0.02%
Fifties	Males	0.06%	0.05%
	Females	0.03%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2015 are as follows:

	Defined benefit obligation
	1% increase	1% decrease
Discount rate for defined benefit obligations	~~W~~(174,511)	212,842
Expected rate of salary increase	206,384	(173,120)

19.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2015
Current liabilities
Withholdings	~~W~~	18,991	30,477
Unearned revenues		12,394	9,844

	~~W~~	31,385	40,321

Non-current liabilities
Long-term accrued expenses	~~W~~	594	48,609
Long-term other accounts payable		12,924	8,401
Long-term unearned revenues		8,623	—

	~~W~~	22,141	57,010

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

20.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,183 million (~~W~~2,558,476 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2015, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company Subsidiaries	Shinhan Bank	KRW	100,000	100,000		—	—
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	351,600	USD	115	134,615
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	105	123,060		—	—
	Hongkong & Shanghai Banking Corp.	USD	150	175,800		—	—
	Sumitomo Mitsui Banking Corporation	USD	200	234,400		—	—
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	146,500		—	—
LG Display Germany GmbH	Citibank	USD	160	187,520		—	—
	BNP Paribas	USD	107	125,404		—	—
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	800	937,600	USD	133	155,929
	Sumitomo Mitsui Banking Corporation	USD	250	293,000		—	—
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	105,480		—	—

		USD	2,287	2,680,364	USD	248	290,544

		USD	2,287		USD	248

		KRW	100,000	2,780,364		—	290,544

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

20.	Commitments, Continued

Letters of credit

As of December 31, 2015, the Controlling Company has agreements with KEB Hana Bank in relation to the opening of letters of credit up to USD 45 million (~~W~~52,740 million), USD 15 million (~~W~~17,580 million) with China Construction Bank, USD 80 million (~~W~~93,760 million) with Bank of China and USD 50 million (~~W~~58,600 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 200 million (~~W~~234,400 million) from Korea Exchange Bank for borrowings, USD 8.5 million (~~W~~9,962 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~87,900 million) from Westchester Fire Insurance Company for ongoing legal proceeding.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~6,804 million), CNY 3,878 million (~~W~~692,145 million), TWD 14 million (~~W~~497 million), EUR 2.5 million (~~W~~3,201 million) and PLN 0.2 million (~~W~~60 million), respectively, for their local tax payments.

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 35 million (~~W~~41,020 million) and JPY 8,000 million (~~W~~77,761 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2015, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~347,693 million) and CNY 1,964 million (~~W~~350,499 million) from China Construction Bank, as of December 31, 2015, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~1,495,983 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

21.	Legal Proceedings

(a)	Patent infringements

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. The Controlling Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Anti-trust litigation

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of December 31, 2015, the Controlling Company is currently defending against Costco Wholesale Corp.. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Controlling Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Controlling Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

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

For the years ended December 31, 2013, 2014 and 2015

22.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2014 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to December 31, 2015.

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

On March 11, 2016, the Controlling Company declared a cash dividend of ~~W~~178,908 million (~~W~~500 won per share) to shareholders of record as of December 31, 2015 and distributed the cash dividend to such shareholders on April 8, 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2015 are as follows:

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

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2014 and 2015 are as follows:

Classification	December 31, 2014	December 31, 2015
Subsidiaries of associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.
	—	New Optics USA, Inc.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
entity that has	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
significant influence	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
over the Controlling	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
Company	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Innotek Poland Sp. z o.o.	—
	LG Innotek (Guangzhou) Co., Ltd.	—
	LG Innotek Huizhou Co., Ltd	—
	LG Innotek USA, Inc.	LG Innotek USA, Inc.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Vietnam Co., Ltd.	—
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

Classification	December 31, 2014	December 31, 2015
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	—	LG Electronics Kazakhstan
	—	LG Electronics S.A. (Pty) Ltd
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics (Hangzhou) Co., Ltd.	—
	LG Electronics Polska Sp. z o.o.	—
	LG Electronics Philippines Inc.	—
	LG Electronics Singapore Pte. Ltd.	LG Electronics Singapore Pte. Ltd.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	Hi Logistics (China) Co., Ltd.	Hi Logistics (China) Co., Ltd.
	LG Electronics Alabama Inc.	—
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	—	LG Electronics Deutschland GmbH

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)
	2013		2014	2015
Short-term benefits	~~W~~	2,591	2,607	2,940
Expenses related to the defined benefit plan		1,139	355	378

	~~W~~	3,730	2,962	3,318

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint ventures
Suzhou Raken Technology Co., Ltd.	~~W~~	480,897	12,804	—	—	166,571	2
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	—	666	8,743	—	3,102
TLI Inc.		—	—	58,881	—	—	1,473
AVACO Co., Ltd.		—	—	665	45,067	—	4,762
AVATEC Co., Ltd.		—	292	23	—	61,738	3,897

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
AVATEC Electronics Yantai Co., Ltd.	~~W~~	—	—	—	—	—	265
Paju Electric Glass Co., Ltd.		—	—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		—	880	—	—	—	—
Shinbo Electric Co., Ltd.		11,931	—	730,010	—	64,022	59
Narenanotech Corporation		—	300	328	2,061	—	412
Glonix Co., Ltd.		—	—	5,209	—	—	115
ADP System Co., Ltd.		—	—	924	1,524	—	692
YAS Co., Ltd.		—	—	1,941	82,483	—	855

	~~W~~	11,931	1,472	1,610,290	139,878	128,230	26,660

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,971,781	—	39,237	208,531	—	38,450
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	108,084	—	—	—	—	77
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		437,771	—	—	—	—	—
LG Electronics RUS, LLC		632,009	—	—	—	—	—
LG Electronics do Brasil Ltda.		308,432	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi Business Logistics Co., Ltd.	~~W~~	41	—	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	—	5,488
LG Innotek Co., Ltd.		6,139	—	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	—	5,937	—		151
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,344	—	406
Qingdao LG Inspur Digital Communication Co., Ltd.		32,585	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		59,715	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		289,670	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		365,054	—	—	—	—	—
LG Electronics Shenyang Inc.		156,577	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		34,139	—	—	—	—	—
LG Electronics Reynosa S.A. DE C.V.		795,326	—	—	—	—	300
LG Electronics Wroclaw Sp. z o.o.		872,763	—	—	—	—	104
Others		132	—	2,229	—	—	3,703

	~~W~~	4,210,477	—	463,402	29,344	—	46,110

	~~W~~	6,675,086	14,276	2,112,929	377,753	294,801	111,222

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint ventures
Suzhou Raken Technology Co., Ltd.	~~W~~	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	~~W~~	190,780	—	—	—	101,830	2,045

Associates and their subsidiaries
New Optics Ltd.	~~W~~	579	—	56,412	—	11,057	2,015
LIG ADP Co., Ltd.		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	202,915	—	3,754
AVATEC Co., Ltd.		—	265	143	—	92,353	360
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	4,951
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
Shinbo Electric Co., Ltd.		103,091	—	686,100	—	106,311	55
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	4,418	—	497
YAS Co., Ltd.		—	—	734	21,614	—	460

	~~W~~	103,711	1,058	1,445,697	254,467	209,721	20,382

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	2,157,472	—	60,002	267,212	—	73,255
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		342,474	—	—	—	—	1,719
LG Electronics RUS, LLC		530,121	—	—	—	—	—
LG Electronics do Brasil Ltda.		363,092	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	13,082
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,993	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		188,993	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		114,458	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		193,246	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. z o.o.	~~W~~	571,252	—	—	—	—	—
LG Electronics Shenyang Inc.		175,424	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		28,177	—	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		960,523	—	—	—	—	1,065
LG Electronics Wroclaw Sp. z o.o.		719,543	—	—	—	—	62
Others		50	—	810	—	—	67,149

	~~W~~	4,447,802	—	510,162	29,993	—	83,581

	~~W~~	6,899,765	1,058	2,015,861	551,672	311,551	179,263

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	143,125	—	—	—	—	361
Associates and their subsidiaries
New Optics Ltd.	~~W~~	92	—	47,404	—	5,880	441
New Optics USA, Inc.		—	—	—	—	29,475	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		9	—	49	42,007	—	122

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
TLI Inc.	~~W~~	—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	82,797	—	6,223
AVATEC Co., Ltd.		—	530	278	—	52,097	1,599
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	761
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
Shinbo Electric Co., Ltd.		284,255	—	473,484	—	97,736	83
Narenanotech Corporation		3	—	634	20,515	—	643
Glonix Co., Ltd.		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,465	2,853	—	629
YAS Co., Ltd.		9	—	810	20,324	—	974
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	284,376	25,577	1,041,577	168,496	185,188	15,403

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,694,039	—	39,791	255,046	—	133,536
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics Nanjing Display Co., Ltd.		182,302	—	—	—	—	2,200

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	198,897	—	—	—	—	420
LG Electronics do Brasil Ltda.		298,679	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	44,691
Qingdao LG Inspur Digital Communication Co., Ltd.		271,405	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		286,420	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		160,842	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		448,468	—	—	—	—	1,371
LG Electronics Shenyang Inc.		109,844	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd.		13,050	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		523,623	—	—	—	—	298
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	5,664
LG Electronics Reynosa, S.A. DE C.V.		1,020,471	—	—	—	—	9
Hi Entech Co., Ltd.		—	—	—	—	—	24,963
Hi Business Logistics Co., Ltd.		34	—	—	—	—	24,832
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	7,183
Hientech (Tianjin) Co., Ltd.		—	—	—	—	—	19,149
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
Others		12	—	2	—	—	8,567

	~~W~~	3,799,237	—	299,035	40,436	—	141,028

	~~W~~	5,920,777	25,577	1,380,403	463,978	185,188	290,328

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2014 and 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2015	December 31, 2014	December 31, 2015
Joint ventures
Suzhou Raken Technology Co., Ltd.	~~W~~	27,750	14,657	—	182
Global OLED Technology LLC (*)		—	—	505	—

	~~W~~	27,750	14,657	505	182

Associates and their subsidiaries
New Optics Ltd.	~~W~~	440	—	14,785	8,584
New Optics USA, Inc		—	—	—	5,313
(LIG INVENIA Co., Ltd.) LIG ADP Co., Ltd.		—	956	2,471	6,349
TLI Inc.		—	—	14,086	15,232
AVACO Co., Ltd.		—	—	14,236	20,064
AVATEC Co., Ltd.		—	—	10,645	5,493
AVATEC Electronics Yantai Co., Ltd.		—	—	247	—
Paju Electric Glass Co., Ltd.		—	—	82,792	68,066
Shinbo Electric Co., Ltd.		58,207	73,549	113,660	71,231
Narenanotech Corporation		—	283	1,532	2,242
Glonix Co., Ltd.		—	—	1,752	—
ADP System Co., Ltd.		—	—	1,941	615
YAS Co., Ltd.		—	956	7,300	5,248

	~~W~~	58,647	75,744	265,447	208,437

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	385,403	407,498	114,291	118,073

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2015	December 31, 2014	December 31, 2015
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	13,825	12,736	—	—
LG Electronics do Brasil Ltda.		12,011	5,835	97	—
LG Electronics Thailand Co., Ltd.		17,792	—	—	—
LG Electronics RUS, LLC		71,912	43,342	—	—
LG Innotek Co., Ltd.		4	311	88,661	76,240
Qingdao LG Inspur Digital Communication Co., Ltd.		68,754	30,038	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		44,872	107,450	—	—
LG Electronics Mexicali, S.A. DE C.V.		5,389	14,626	—	—
LG Electronics Mlawa Sp. z o.o.		68,397	69,879	—	—
LG Electronics Nanjing Display Co., Ltd.		23,342	25,195	575	87
LG Electronics Shenyang Inc.		15,659	14,149	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,394	847	—	—
LG Electronics Reynosa, S.A. DE C.V.		34,668	120,940	94	—
LG Electronics Wroclaw Sp. z o.o.		13,742	126,898	14	4
LG Electronics Vietnam Haiphong Co., Ltd.		13,491	20,296	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		3,776	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	7,079	13,811
HiEntech Co., Ltd.		—	—	5,954	3,695
Others		463	4,481	5,526	3,695

	~~W~~	413,491	597,023	108,000	97,532

	~~W~~	885,291	1,094,922	488,243	424,224

(*)	The Controlling Company acquired additional ownership in Global OLED Technology and classified it as subsidiaries as of December 31, 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

23.	Related Parties, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month period ended December 31, 2015 are as follows:

(In millions of won)
Associates	Loans (*)
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	~~W~~	1,000
Narenanotech Corporation		300
YAS Co., Ltd.		1,000

	~~W~~	2,300

(*)	Loans are presented based on nominal prices.

24.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2013, 2014 and 2015.

(a)	Revenue by geography

(In millions of won)
Region	2013		2014	2015
Domestic	~~W~~	2,691,826	2,608,344	2,217,516
Foreign
China		15,229,822	15,773,847	19,375,401
Asia (excluding China)		3,039,652	3,050,652	2,605,753
United States		2,446,128	2,025,978	1,981,021
Europe (excluding Poland)		2,211,073	1,527,003	1,064,122
Poland		1,414,534	1,469,705	1,140,071

		24,341,209	23,847,185	26,166,368

	~~W~~	27,033,035	26,455,529	28,383,884

Sales to Company A and Company B constituted KRW 9,900,220 million: 35% and KRW 6,682,226 million: 24% of total revenue, respectively, for the year ended December 31, 2015 (2013: KRW 6,289,624 million: 23% and KRW 6,996,282 million: 26%, 2014: KRW 7,364,226 million: 28% and KRW 7,152,079 million: 27%). The Group’s top ten end-brand customers together accounted for 82% of sales for the year ended December 31, 2015 (2013: 76%, 2014: 79%)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

24.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of Won)
	December 31, 2014
Region	Property, plant and equipment		Intangible assets
Domestic	~~W~~	8,699,862	548,086
Foreign
China		2,588,511	20,954
Others		114,493	7,630

Sub total	~~W~~	2,703,004	28,584

Total	~~W~~	11,402,866	576,670

(In millions of Won)
	December 31, 2015
Region	Property, plant and equipment		Intangible assets
Domestic	~~W~~	7,719,079	607,402
Foreign
China		2,728,047	19,946
Others		98,894	211,382

Sub total	~~W~~	2,826,941	231,328

Total	~~W~~	10,546,020	838,730

(c)	Revenue by product and services

(In millions of Won)
Product	2013		2014	2015
Panels for:
Televisions	~~W~~	11,795,225	10,539,917	10,853,598
Desktop monitors		5,255,564	4,660,151	4,553,138
Tablet products		3,574,812	3,541,607	2,509,911
Notebook computers		2,818,572	2,668,806	2,508,878
Mobile and others		3,588,862	5,045,048	7,958,359

	~~W~~	27,033,035	26,455,529	28,383,884

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

25.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of Won)
	2013		2014	2015
Rental income	~~W~~	10,373	6,549	4,858
Foreign currency gain		1,068,646	988,366	1,221,066
Gain on disposal of property, plant and equipment		9,620	8,989	18,179
Reversal of impairment loss on intangible assets		296	—	80
Reversal of allowance for doubtful accounts		1,090	—	320
Commission earned		3,589	2,486	1,834
Others (*)		15,818	65,513	27,564

	~~W~~	1,109,432	1,071,903	1,273,901

(*)	A gain amounting to ~~W~~34,804 million as a result of the Controlling Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of Won)
	2013		2014	2015
Other bad debt expense	~~W~~	—	531	—
Foreign currency loss		987,868	962,693	1,177,634
Loss on disposal of property, plant and equipment		1,639	2,173	4,037
Impairment loss on property, plant and equipment		853	8,097	3,027
Loss on disposal of intangible assets		452	672	29
Impairment loss on intangible assets		1,661	492	239
Donations		16,514	11,901	14,114
Expenses related to legal proceedings or claims and others		259,601	108,512	127,702

	~~W~~	1,268,588	1,095,071	1,326,782

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of Won)
	2013		2014	2015
Salaries and Wages	~~W~~	2,084,579	2,351,306	2,487,767
Other employee benefits		410,253	408,073	450,651
Contributions to National Pension plan		61,788	64,078	66,191
Expenses related to defined benefit plan		159,453	196,756	199,033

	~~W~~	2,716,073	3,020,213	3,184,642

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)
	2013		2014	2015
Finance income
Interest income	~~W~~	39,441	49,105	57,080
Dividend income		306	282	—
Foreign currency gain		141,975	55,000	77,879
Gain on disposal of available-for-sale financial assets		—	780	—
Gain on disposal of investment in a subsidiary		—	276	—
Gain on disposal or change in control of investments in equity accounted investees		3,289	—	23,268
Gain on derivatives transactions		—	—	602

	~~W~~	185,011	105,443	158,829

Finance costs
Interest expense	~~W~~	158,818	109,776	127,598
Foreign currency loss		198,980	84,649	155,728
Loss on disposal of investment in a subsidiary		—	4,157	—
Loss on early redemption of debt		2,179	6,986	—
Loss on sale of trade accounts and notes receivable		19,463	9,812	4,909
Loss on disposal of investments in equity accounted investees		2,411	156	481
Loss on impairment of investments		—	—	26,791
Loss on derivatives transactions		—	—	722

	~~W~~	381,851	215,536	316,229

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)
	2013		2014	2015
Foreign currency translation differences for foreign operations	~~W~~	(22,100)	37,739	50,829
Net change in fair value of available-for-sale financial assets		826	982	13,297
Tax effect		(225)	(119)	214

Finance income (costs) recognized in other comprehensive income (loss) after tax	~~W~~	(21,499)	38,602	64,340

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

28.	Income Taxes

(a)	Details of income tax expense (benefit) recognized in profit for the year for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)	2013		2014	2015
Current tax expense
Current year	~~W~~	122,150	288,280	277,264
Adjustment for prior years		31,809	—	—

		153,959	288,280	277,264
Deferred tax expense (benefit)
Origination and reversal of temporary differences		42,004	(55,976)	123,458
Change in unrecognized deferred tax assets		215,369	92,249	9,804

		257,373	36,273	133,262

Income tax expense	~~W~~	411,332	324,553	410,526

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In millions of won)	2013
	Before tax		Tax expense	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	826	(188)	638
Remeasurements of net defined benefit liabilities (assets)		998	(334)	664
Foreign currency translation differences for foreign operations		(22,100)	(37)	(22,137)
Share of loss from sale of treasury stocks by associates		(802)	—	(802)

	~~W~~	(21,078)	(559)	(21,637)

(In millions of won)	2014
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	982	(186)	796
Remeasurements of net defined benefit liabilities (assets)		(147,633)	35,773	(111,860)
Foreign currency translation differences for foreign operations		37,739	67	37,806
Share of loss from sale of treasury stocks by associates		(1,360)	—	(1,360)

	~~W~~	(110,272)	35,654	(74,618)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

28.	Income Taxes, Continued

(In millions of won)	2015
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	13,297	70	13,367
Remeasurements of net defined benefit liabilities (assets)		(110,864)	26,682	(84,182)
Foreign currency translation differences for foreign operations		50,829	144	50,973
Share of loss from sale of treasury stocks by associates		(325)	—	(325)

	~~W~~	(47,063)	26,896	(20,167)

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2013, 2014 and 2015 is as follows:

(In millions of won)	2013			2014		2015
Profit before income taxes	~~W~~		830,305		1,241,957		1,433,982

Income tax using the statutory tax rate of each country		24.47%	203,182	32.96%	409,341	32.56%	466,848
Non-deductible expenses (non-taxable benefits), net		1.87%	15,517	(2.22%)	(27,537)	2.66%	38,208
Tax credits		(6.05%)	(50,214)	(10.39%)	(129,026)	(8.12%)	(116,439)
Change in unrecognized deferred tax assets		25.94%	215,369	7.43%	92,249	0.68%	9,804
Adjustment for prior years		2.03%	16,877	—	—	—	—
Others		1.28%	10,601	(1.65%)	(20,474)	0.84%	12,105

Actual income tax expense	~~W~~		411,332		324,553		410,526

Actual effective tax rate			49.54%		26.13%		28.63%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2014 and 2015, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~188,298 million and ~~W~~213,479 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2015, the Controlling Company recognized deferred tax assets of ~~W~~385,107 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
December 31, 2016
Tax credit carryforwards	~~W~~	78,656

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

29.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2014		December, 31, 2015	December, 31, 2014	December, 31, 2015	December, 31, 2014	December, 31, 2015
Other accounts receivable, net	~~W~~	—	—	(3,440)	(2,388)	(3,440)	(2,388)
Inventories, net		46,377	46,449	—	—	46,377	46,449
Available-for-sale financial assets		—	—	(88)	(19)	(88)	(19)
Defined benefit liabilities, net		112,213	58,962	—	—	112,213	58,962
Investments in equity accounted investees and subsidiaries		29,839	9,121	—	—	29,839	9,121
Accrued expenses		177,163	122,002	—	—	177,163	122,002
Property, plant and equipment		236,848	271,252	—	—	236,848	271,252
Intangible assets		1,423	817	—	(34,663)	1,423	(33,846)
Provisions		12,710	14,152	—	—	12,710	14,152
Gain or loss on foreign currency translation, net		169	11	(1)	—	168	11
Others		26,212	25,253	(268)	—	25,944	25,253
Tax credit carryforwards		397,105	385,017	—	—	397,105	385,017

Deferred tax assets (liabilities)	~~W~~	1,040,059	933,036	(3,797)	(37,070)	1,036,262	895,966

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2014 and 2015 are as follows:

(In millions of won)
	January 1, 2014		Profit or loss	Other compre- hensive income	December 31, 2014	Profit or loss	Other compre- hensive income	Business combi- nation	December 31, 2015
Other accounts receivable, net	~~W~~	(2,476)	(964)	—	(3,440)	1,052	—	—	(2,388)
Inventories, net		18,866	27,511	—	46,377	72	—	—	46,449
Available-for-sale financial assets		98	—	(186)	(88)	(1)	70	—	(19)
Defined benefit liabilities, net		72,709	3,731	35,773	112,213	(79,933)	26,682	—	58,962
Investments in equity accounted investees		2,972	26,867	—	29,839	(20,718)	—	—	9,121
Accrued expenses		83,571	93,592	—	177,163	(55,161)	—	—	122,002
Property, plant and equipment		189,422	47,426	—	236,848	34,404	—	—	271,252
Intangible assets		(1,207)	2,630	—	1,423	(1,339)	—	(33,930)	(33,846)
Provisions		11,460	1,250	—	12,710	1,442	—	—	14,152
Gain or loss on foreign currency translation, net		(675)	843	—	168	(157)	—	—	11
Others		13,302	12,575	67	25,944	(835)	144	—	25,253
Tax losses carryforwards		110,550	(110,550)	—	—	—	—	—	—
Tax credit carryforwards		538,289	(141,184)	—	397,105	(12,088)	—	—	385,017

Deferred tax assets (liabilities)	~~W~~	1,036,881	(36,273)	35,654	1,036,262	(133,262)	26,896	(33,930)	895,966

Statutory tax rate applicable to the Controlling Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2013, 2014 and 2015 are as follows:

(In won and No. of shares)
	2013		2014	2015
Profit attributable to owners of the Controlling Company	~~W~~	426,118,222,180	904,267,992,399	966,553,061,333
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Earnings per share	~~W~~	1,191	2,527	2,701

For the years ended December 31, 2013, 2014 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2014 and 2015.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2013, 2014 and 2015 is as follows:

(In millions of won)
	2013		2014	2015
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(1,108,944)	(149,989)	182,424

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

32.	Business Combinations

(1)	The Controlling Company acquired 67% ownership with the additional investment amounting to ~~W~~111,040 million from Global OLED Technology LLC in order to expand OLED IP Portfolio. In 2015, the Controlling Company’s ownership percentage increased from 33% to 100% and control was transferred to the Controlling Company. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisition was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred	~~W~~	111,040
Fair value of previously held ownership		54,025
Identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		947
Other current assets		478
Intangible assets (*1)		168,301
Other non-current assets		104
Current liabilities		(1,768)
Non-current liabilities		(4)
Deferred tax liabilities		(33,930)
Identifiable net asset		134,128
Goodwill (*2)		30,937

(*1)	Intangible assets are measured at fair value using the income approach and considering the present value of expected net cash flow from patents.
(*2)	Goodwill amounting to ~~W~~30,937 million arose from the acquired work force with specialized knowledge and experience.

The pro-forma consolidated revenue and pro-forma consolidated net profit for the year ended December 31, 2015, based on the assumption that Glogal OLED Technology LLC had been acquired at the beginning of 2005, is estimated to be ~~W~~28,387,302 million and ~~W~~1,019,221 million, respectively. The actual amount of the revenue and net loss of Global OLED Technology LLC included in the consolidated statement of comprehensive income for the year ended December 31, 2015 was ~~W~~2,891 million and ~~W~~3,306 million, respectively. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to ~~W~~28 million are recognized as administrative expenses.

The Controlling Company recognized a gain of ~~W~~22,336 million, which is included in finance income, for the difference between the carrying value and the fair value the previously held 33% equity interest in Global OLED Technology.

(2)	In December 2015, the Controlling Company acquired OLED Lighting business with the investment amounting to ~~W~~160,000 million from LG Chem Ltd. in order to maximize synergy and strengthen competitiveness in OLED Lighting business. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisition was paid in cash.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

32.	Business Combinations, Continued

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred	~~W~~	160,000
Identifiable assets acquired and liabilities assumed:
Trade accounts and notes receivable		616
Inventories		2,432
Other current assets		580
Property, plant and equipment		26,967
Intangible assets (*1)		64,462
Other non-current assets		7,808
Current liabilities		(860)
Identifiable net asset		102,005
Goodwill (*2)		57,995

(*1)	Patents amounting to ~~W~~29,139 million are measured at fair value using the income approach and considering the present value of expected net cash flow from patents and customer relationships amounting to ~~W~~35,165 million are measured considering the present value of future economic benefits expected to be received arising from relationship with customers.
(*2)	Goodwill amounting to ~~W~~57,995 million arose from the acquired work force with specialized knowledge and experience.

The pro-forma consolidated revenue and pro-forma consolidated net profit for the year ended December 31, 2015, based on the assumption that the OLED Lighting business had been acquired at the beginning of 2005, is estimated to be ~~W~~28,388,425 million and ~~W~~1,002,113 million, respectively. The actual amount of the revenue and net loss of OLED Lighting business included in the consolidated statement of comprehensive income for the year ended December 31, 2015 was ~~W~~52 million and ~~W~~1,473 million, respectively. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to ~~W~~65 million are recognized as administrative expenses.