Form 20-F
period 2016-12-31
LG Display Co., Ltd.
filed 2017-04-28
CIK 1290109

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2015 and 2016 and for each of the years ended in the three-year period ended December 31, 2016 included in this annual report.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2016, which was ~~W~~1,203.73 = US$1.00.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2015 and 2016 and for each of the years in the three-year period ended December 31, 2016 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2015 and 2016 included in the Form 6-K furnished to the SEC on February 27, 2017 is a profit of ~~W~~1,626 billion and ~~W~~1,311 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 27, 2017, which is not incorporated by reference to this annual report.

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

Consolidated statements of comprehensive income data

	Year ended December 31,
	2012		2013		2014		2015		2016		2016 (1)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	~~W~~	29,430	~~W~~	27,033	~~W~~	26,456	~~W~~	28,384	~~W~~	26,504	US$	22,018
Cost of sales		(26,425)		(23,525)		(22,667)		(24,070)		(22,754)		(18,903)
Gross profit		3,005		3,508		3,789		4,314		3,750		3,115
Selling expenses		(814)		(732)		(747)		(878)		(695)		(577)
Administrative expenses		(494)		(518)		(520)		(593)		(610)		(507)
Research and development expenses		(785)		(1,096)		(1,164)		(1,218)		(1,134)		(942)
Profit before income tax		459		830		1,242		1,434		1,316		1,093
Income tax expense		(222)		(411)		(325)		(411)		(385)		(320)
Profit for the year		237		419		917		1,023		931		773
Total comprehensive income for the year		97		397		843		1,003		953		792
Basic earnings per share (Won, US$)	~~W~~	652	~~W~~	1,191	~~W~~	2,527	~~W~~	2,701	~~W~~	2,534	US$	2.11
Diluted earnings per share (Won, US$)	~~W~~	652	~~W~~	1,191	~~W~~	2,527	~~W~~	2,701	~~W~~	2,534	US$	2.11

Consolidated statements of financial position data

	As of December 31,
	2012		2013		2014		2015		2016		2016 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	~~W~~	2,339	~~W~~	1,022	~~W~~	890	~~W~~	752	~~W~~	1,559	US$	1,295
Deposits in banks		315		1,302		1,526		1,772		1,164		967
Trade accounts and notes receivable, net		3,334		3,129		3,444		4,098		4,958		4,119
Inventories		2,390		1,933		2,754		2,352		2,288		1,901
Total current assets		8,915		7,732		9,241		9,532		10,484		8,710
Property, plant and equipment, net		13,108		11,808		11,403		10,546		12,031		9,995
Total assets		24,456		21,715		22,967		22,577		24,884		20,672
Trade accounts and notes payable		4,147		3,000		3,392		2,765		2,877		2,390
Current financial liabilities		1,015		908		968		1,416		668		555
Other accounts payable		2,811		1,454		1,508		1,500		2,450		2,035
Total current liabilities		9,206		6,789		7,550		6,607		7,058		5,863
Non-current financial liabilities		3,441		2,995		3,279		2,808		4,111		3,415
Long-term advance received		1,050		427		–		–		–		–
Total liabilities		14,215		10,918		11,184		9,872		11,422		9,489
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,356
Retained earnings		6,239		6,663		7,455		8,159		9,004		7,480
Total equity		10,240		10,797		11,783		12,705		13,462		11,184

Other financial data

	Year ended December 31,
	2012		2013		2014		2015		2016		2016 (1)
	(in billions of Won, except for percentages and per share data)										(in millions of US$, except for percentages and per share data)
Gross margin (2)		10.2%		13.0%		14.3%		15.2%		14.1%		14.1%
Net margin (3)		0.8%		1.5%		3.5%		3.6%		3.5%		3.5%
EBITDA (4)	~~W~~	5,087	~~W~~	4,784	~~W~~	4,795	~~W~~	4,880	~~W~~	4,410	US$	3,664
Capital expenditures		3,972		3,473		2,983		2,365		3,736		3,104
Depreciation and amortization (5)		4,469		3,834		3,492		3,376		3,022		2,511
Net cash provided by operating activities		4,570		3,585		2,865		2,727		3,641		3,025
Net cash used in investing activities		(3,688)		(4,504)		(3,451)		(2,732)		(3,189)		(2,649)
Net cash provided by (used in) financing activities		(48)		(391)		405		(174)		308		256
Dividends declared per share (Won, US$) (6)		—		—	~~W~~	500	~~W~~	500	~~W~~	500	US$	0.42

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,203.73 to US$1.00, the noon buying rate in effect on December 31, 2016 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Gross margin represents gross profit divided by revenue.
(3)	Net margin represents profit (loss) for the year divided by revenue.
(4)	EBITDA is defined as profit (loss) for the year excluding interest expense, income tax expense (benefit), depreciation and amortization of intangible assets and interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the year, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the year to EBITDA is as follows:

	Year ended December 31,
	2012		2013		2014		2015		2016		2016 (1)
	(in billions of Won)										(in millions of US$)
Profit for the year	~~W~~	237	~~W~~	419	~~W~~	917	~~W~~	1,023	~~W~~	931	US$	773
Interest income		(29)		(39)		(49)		(57)		(42)		(35)
Interest expense		188		159		110		128		115		96
Income tax expense		222		411		325		411		385		320
Depreciation		4,196		3,598		3,222		2,969		2,643		2,196
Amortization of intangible assets		273		236		270		406		378		314

EBITDA	~~W~~	5,087	~~W~~	4,784	~~W~~	4,795	~~W~~	4,880	~~W~~	4,410	US$	3,664

(5)	Includes amortization of intangible assets.
(6)	Dividends declared per share represent cash dividends declared for the year divided by outstanding shares of common stock as of December 31.

Operating data

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Number of panels sold by product category:
Televisions(1)	56,490	53,797	51,358	55,319	52,916
Notebook computers(2)	69,559	55,559	50,175	45,509	39,672
Desktop monitors(3)	51,819	49,986	43,848	41,912	40,001
Tablet computers	56,526	63,840	50,995	31,476	24,957
Mobile and other applications(4)	164,409	162,011	216,479	216,565	173,166

Total	398,803	385,193	412,855	390,781	330,712

(1)	For the year ended December 31, 2012, includes television sets manufactured and sold by our former joint venture company L&T Display Technology (Xiamen) Limited, which was dissolved in August 2015.
(2)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year ended December 31,
	2012		2013		2014		2015		2016		2016(5)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions(1)	~~W~~	13,512	~~W~~	11,795	~~W~~	10,540	~~W~~	10,854	~~W~~	10,133	US$	8,418
Notebook computers(2)		3,667		2,819		2,669		2,509		2,384		1,981
Desktop monitors(3)		5,039		5,256		4,660		4,553		4,035		3,352
Tablet computers		3,714		3,575		3,542		2,510		2,696		2,240
Mobile and other applications(4)		3,371		3,537		5,005		7,919		7,216		5,995

Total sales of goods	~~W~~	29,303	~~W~~	26,982	~~W~~	26,416	~~W~~	28,345	~~W~~	26,464	US$	21,986
Royalties		38		19		15		19		17		14
Others		89		32		25		20		23		18

Revenue	~~W~~	29,430	~~W~~	27,033	~~W~~	26,456	~~W~~	28,384	~~W~~	26,504	US$	22,018

(1)	For the year ended December 31, 2012, includes television sets manufactured and sold by our former joint venture company L&T Display Technology (Xiamen) Limited, which was dissolved in August 2015.
(2)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(3)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(4)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,203.73 to US$1.00, the noon buying rate in effect on December 31, 2016 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2016, which was ~~W~~1,203.73 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 21, 2017, the noon buying rate was ~~W~~1,134.2 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year ended December 31,	At End of Period		Average Rate (1)		High		Low
	(Korean Won per US$1.00)
2012	~~W~~	1,063.2	~~W~~	1,126.2	~~W~~	1,185.0	~~W~~	1,063.2
2013		1,055.3		1,094.7		1,161.3		1,050.1
2014		1,090.9		1,052.3		1,117.7		1,008.9
2015		1,169.3		1,131.0		1,196.4		1,063.0
2016		1,203.7		1,160.5		1,242.6		1,090.0
October		1,145.4		1,128.2		1,146.5		1,104.8
November		1,175.9		1,162.7		1,181.6		1,131.4
December		1,203.7		1,183.1		1,212.2		1,161.7
2017 (through April 21)		1,134.2		1,147.0		1,207.2		1,108.3
January		1,151.5		1,179.1		1,207.2		1,151.5
February		1,129.2		1,140.5		1,154.5		1,129.2
March		1,117.5		1,133.9		1,158.1		1,108.3
April (through April 21)		1,134.2		1,134.7		1,147.8		1,117.7

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month (or portion thereof) is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 1.4% from ~~W~~707,388 in 2014 to ~~W~~717,470 in 2015 but decreased by 10.1% to ~~W~~645,222 (US$536) in 2016 as a surge in supply capacity in the industry contributed to downward pricing pressure.

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

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies. For example, in August 2016, Foxconn Technology Group, an integrated electronics contract manufacturer for end-brands, acquired a majority stake in our competitor, Sharp. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

We and our competitors each seek to establish our own products and technologies as the industry standards. For example, in the large-sized television panel market, we currently manufacture primarily 32-inch, 43-inch, 49-inch, 55-inch and 65-inch television panels and utilize white RGB, or WRGB, technology for our organic light-emitting diode, or OLED, television panels. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions and utilize competing display panel technologies. If our competitors’ panels or the technologies they adopt become the market standard, we may lose market share and may not realize the expected return on our investments in the technologies we utilize in our display panels, which may have a material adverse effect on our financial condition and results of operations.

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our ultra-large and ultra-thin OLED television and public display panels, flexible OLED smartphone and smartwatch panels, display panels utilizing ultra-high definition, or Ultra HD, technologies, and Advanced High-Performance In-Place Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers and desktop monitors. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 79% of our sales in 2014 and 82% in each of 2015 and 2016.

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

We engage in related party transactions with LG Electronics and its affiliates:

•	Sales to LG Electronics – sales to LG Electronics and its subsidiaries, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 27.0%, 23.5% and 21.9% of our sales in 2014, 2015 and 2016, respectively.

•	Sales to LG International – sales to LG International Corp., our affiliated trading company, and its subsidiaries amounted to 3.5%, 3.5% and 2.3% of our sales in 2014, 2015 and 2016, respectively.

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

Our top ten end-brand customers together accounted for approximately 79% of our sales in 2014 and 82% in each of 2015 and 2016. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International and its subsidiaries. Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. Although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

With the addition of 77-inch OLED televisions to the line-up of available products in the first quarter of 2016, following the prior launch of 55-inch and 65-inch OLED televisions, we are deploying greater resources into large-sized OLED panel fabrication capabilities in order to maintain our competitive edge in the large-sized OLED television panel market. We are also deploying greater resources into small- and medium-sized OLED panels for various applications in order to expand our market presence. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 39.8%, 38.2% and 38.2% of our total revenue in 2014, 2015 and 2016, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 10.1%, 8.8% and 9.0% of our total revenue in 2014, 2015 and 2016, respectively, those who use our panels in their desktop monitors, which accounted for 17.6%, 16.0% and 15.2% of our total revenue in 2014, 2015 and 2016, respectively, those who use our panels in their tablet computers, which accounted for 13.4%, 8.8% and 10.2% of our total revenue in 2014, 2015 and 2016, respectively, and those who use our panels in their mobile and other applications, which accounted for 18.9%, 27.9% and 27.2% of our total revenue in 2014, 2015 and 2016, respectively. Although the degree to which our total sales are dependent on sales of television panels has decreased in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

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

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded the Silver Award for Display Application of the Year for our circular plastic OLED panels for smartphones and Silver Award for the Display of the Year for our 65-inch Ultra HD curved OLED panels for televisions in June 2015. We were also awarded a Best of CES Award by the Consumer Electronics Association in January 2016 and a Best in Show Award by the Society for Information Display in May 2016 for our 77-inch OLED television panels and a Best Product in EISA Award by the European Imaging and Sound Association in September 2016 for our 65-inch OLED television panels. While we aim to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is in the early stages of development and we expect competition will intensify.

As OLED panels continue to gain market acceptance as an alternative to TFT-LCD panels, if we are unable to continue to develop and commercialize OLED technology in a commercially viable and timely manner to offset declining sales of our TFT-LCD panels, or if customers prefer panels developed and manufactured by our competitors utilizing competing types of OLED technologies, this would have a material adverse effect on our financial condition and results of operations. See also “—We operate in a highly competitive environment and we may not be able to sustain our current market position.” above.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we estimate that we will continue to incur significant capital expenditures for the enhancement of existing production facilities, including the construction of additional, and the conversion of existing, production lines, and the construction of new production facilities. In response to and in anticipation of growing demand in the China market, we commenced mass production at our GP fabrication facility, our newest eighth-generation panel fabrication facility located in Guangzhou, China, in September 2014. In line with our goal of establishing and maintaining an early competitive edge in the market for OLED panels, we began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively. In anticipation of growing demand for OLED panels, in July 2015 and July 2016, we announced plans for our new E5 and E6 production lines, respectively. We expect to commence mass production of OLED panels on our new E5 production line in the third quarter of 2017 and on our new E6 production line in the second half of 2018, subject to market conditions and any changes in our investment timetable. In addition, in November 2015, we announced plans for the construction of our P10 fabrication facility, a next-generation fabrication facility, in Paju, Korea. We expect construction to be completed at the new Paju fabrication facility in the second quarter of 2018, subject to market conditions and any changes in our investment timetable. In February 2014, we commenced mass production of low temperature polycrystalline silicon, or LTPS, based TFT backplanes at our LTPS production lines, AP3, which were converted from a set of existing production lines in our P61 fabrication facility located in Gumi City that previously produced amorphous silicon, or a-Si, based TFT backplanes. In July 2015, we entered into a memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our ~~W~~1.05 trillion investment in our new E5 production line, as mentioned above. In April 2016, we entered into a memorandum of understanding with the City of Haiphong in Vietnam for their administrative assistance in connection with our planned ~~W~~120 billion investment to build our new module assembly facility in Haiphong. In April 2016, we also entered into another memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our additional ~~W~~450 billion investment in connection with our sixth-generation flexible OLED panel fabrication facilities as well as our new fifth-generation OLED light panel fabrication facility.

In 2016, our total capital expenditure on a cash out basis amounted to ~~W~~3.7 trillion. We currently expect that, in 2017, our total capital expenditures on a cash out basis will be higher than in 2016, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels and the construction of our P10 fabrication facility, a next-generation fabrication facility, in Paju, Korea, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we converted existing production lines and established our AP3 production lines and commenced mass production of LTPS based displays for mobile devices in February 2014 and invested in additional production lines and established our E4 production lines and commenced mass production of OLED panels for televisions in December 2014. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, we commenced mass production at our module production plant at our GP fabrication facility in Guangzhou, China in September 2014. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

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

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc. (“Motorola”), and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed separate claims in the United States. In 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. The cases were transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. In July 2015, LG Display was dismissed from the Motorola case and as of April 27, 2017, LG Display has reached settlement with each of the other plaintiffs mentioned above.

In December 2014, iiyama (UK) Limited and its affiliates (“iiyama”) filed claims in the High Court of Justice in the United Kingdom against LG Display and other unrelated entities alleging damages arising from the European Commission’s finding on December 8, 2010 that the Company engaged in anticompetitive activities in the LCD industry in violation of European competition laws. In October 2015, we issued an application contesting the jurisdiction of the English courts to hear the claims of iiyama. A hearing of such application took place in May 2016, and such application was dismissed by judgment in July 2016. We have been granted permission to appeal the judgment to the Court of Appeal, and the appeal is due to be heard in December 2017.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in the Canadian provinces of British Columbia, Ontario and Quebec. In November 2016, LG Display reached settlement with the provinces of British Columbia, Ontario and Quebec.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers in the Central District in Israel. In June 2015, LG Display and other defendants filed a motion to cancel leave to serve process, which was denied in March 2016. In April 2016, LG Display and other defendants appealed this decision to the District Court for the Central District. In December 2016, the District Court for the Central District granted the appeal, holding that the leave to serve the class action on LG Display (and the other defendants) outside the jurisdiction of Israel is revoked. In January 2017, Hatzlacha filed a motion for leave to appeal to the Supreme Court.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. As of December 31, 2016, we have not recognized any provisions with respect to any legal claims, based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2016 and may have an adverse effect on our operating results or financial condition.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2016, 94.3% of our sales were denominated in U.S. dollars. During the same period, 85.2% of our purchases of raw materials and components were denominated in U.S. dollars and 11.8% in Japanese Yen. In addition, 62.5% of our equipment purchases and construction costs were denominated in Korean Won, 15.1% in U.S. dollars, 10.4% in Chinese Renminbi and 9.8% in Japanese Yen.

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

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, because we currently monitor patent applications filed only by other parties in Korea, Japan, China and the United States, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

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

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. In December 2015, Delaware Display Group LLC and Innovative Display Technologies LLC filed a new patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware with respect to three patents that were dismissed without prejudice from the aforementioned patent infringement action. Since May 3, 2016, the December 2015 action has remained stayed. In August 2016, Innovative Display Technologies LLC filed a new patent infringement action against LG Display and LG Display America in the U.S. District Court for the Eastern District of Texas with respect to two new patents. In April 2017, the parties filed a stipulation of dismissal of the cases and amicably settled all claims asserted in these actions

In March 2014, Surpass Tech Innovation LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by the parties.

In November 2016, Vesper Technology Research LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the Eastern District of Texas. In March 2017, the case was terminated pursuant to a stipulation of filed by the parties.

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

As of December 31, 2016, approximately 66.4% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Due in part to the decision, we incurred additional labor costs in the form of a one-time increase in the base salaries of some of our employees in 2014. While we have not received any claims from our current or former employees for additional payments under the expanded scope of ordinary wages and anticipate that it is unlikely that any such claims would be brought or would result in additional payments, if any such additional payments are incurred, they may have an adverse effect on our financial condition and results of operation.

We are subject to strict safety and environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted.

Our manufacturing processes involve hazardous materials and generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have enacted safety measures, engaged in employee education on handling such materials and installed various types of safety and anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. See “Item 4.B. Business Overview—Environmental Matters” for a description of the anti-pollution equipment that we have installed in our various facilities. However, we cannot provide assurance that our protocols will always be followed and safety or environmental related claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent safety or environmental standards. For example, in February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million for violating the Occupational Health and Safety Act in connection with an accidental exposure of nitrogen gas at one of our production facilities in Paju, Korea in January 2015. Further, in connection with such incident, in January 2016, the Goyang Branch Court of the Uijeongbu District Court imposed a fine of ~~W~~10 million on us and a suspended sentence on five of our employees involved in the incident, citing violations of the Occupational Health and Safety Act. The parties appealed the decision to the Uijeongbu District Court and following the denial of their appeals, the parties decided not to further appeal the decision of the Goyang Branch Court.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 27, 2017. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

Developments that could have an adverse impact on Korea’s economy in the future include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi and the overall impact of Brexit on the value of the Korean Won), interest rates, inflation rates or stock markets;

•	continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in the wake of Brexit;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers;

•	the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is Korea’s most important export market;

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	further decreases in the market prices of Korean real estate;

•	a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea (such as the sinking of the Sewol ferry in 2014, which significantly dampened consumer sentiment in Korea) or its major trading partners;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the supply of oil or sudden increase in the price of oil;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Political and societal unrest surrounding the impeachment of President Park Geun-hye could adversely affect the Korean economy and our business.

In November 2016, the Korean prosecutor’s office indicted a confidant of President Park Geun-hye who had allegedly used her ties with the President to extort donations from Korean business groups for two non-profit foundations over which she is purported to have substantial influence, as well as a number of current and former presidential aides, on charges of, among others, abuse of power, coercion and leaking classified documents. On November 30, 2016, a special independent prosecutor was appointed to conduct an investigation of the extent of the President’s involvement, and mass weekend rallies were held in Seoul and other cities both to protest against, and to express support for, President Park.

On December 9, 2016, the National Assembly voted in favor of impeaching President Park for a number of alleged constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. President Park was suspended from power immediately, with the prime minister simultaneously taking over the role of acting President. On March 10, 2017, the Constitutional Court unanimously upheld the parliamentary vote to impeach President Park, triggering her immediate dismissal. A special election to elect a new President is scheduled to be held on May 9, 2017. In connection with its investigation of former President Park, the special independent prosecutor also conducted related investigations of several large Korean business groups and members of their senior management for bribery, embezzlement and other possible misconduct, which the Korean prosecutor’s office has continued following the end of the special independent prosecutor’s term. There is no assurance that such events will not have a material adverse effect on the Korean economy and on our business, financial condition and results of operations.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•	From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program and it conducted additional ballistic missile tests in June 2016, a submarine-launched ballistic missile test in August 2016 and intermediate-range ballistic missile tests in February and March 2017. In February and March 2017, the United Nations Security Council issued unanimous statements condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures.

•	North Korea renounced its obligations under the Nuclear Non Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 and February 2013, which increased tensions in the region and elicited strong objections worldwide. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launches in February and March 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea, while the United States and the European Union also imposed additional sanctions on North Korea. In September 2016, North Korea conducted a fifth nuclear test, claiming to have successfully detonated a nuclear warhead that could be mounted on missiles, which claim has not been independently verified.

•	In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•	In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

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

We were incorporated in 1985 under the laws of the Republic of Korea under the original name of Goldstar Software Co., Ltd., a subsidiary of LG Electronics whose main business was the development and marketing of software, which changed its name to LG Soft, Ltd. In January 1995. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related businesses to LG Soft, which, as part of the business transfer, changed its name to LG LCD Co., Ltd.

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2015, in order to achieve synergies and further strengthen our OLED business, we acquired LG Chem’s OLED light business by way of assuming the inventory, intellectual property rights and employees related to the OLED light business. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including small- and medium-sized products), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division (which also encompasses the OLED light business), the IT Business Division and the Mobile Business Division. Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-1010.

We have continued to develop our manufacturing process technologies and expand our production facilities. Each successive generation of our fabrication facilities has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. For example, in order to respond to business and consumer demands for large-sized panels for televisions, in September 2014, we commenced mass production at our GP fabrication facility in Guangzhou, China, which is optimized to large-sized full high definition, or Full HD, and Ultra HD TFT-LCD panels for televisions. In addition, due to the large number of fabrication facilities we operate, we have the flexibility to make strategic decisions based on market demand to convert existing production lines housed within a fabrication facility to manufacture display panels based on newer technologies. For example, we established our AP3 production lines by converting a set of existing production lines in our P61 fabrication facility, which originally produced a-Si based display panels, to produce LTPS based display panels for mobile devices and commenced mass production in February 2014.

We work closely with the local authorities where our fabrication facilities are located, and we have signed a number of memoranda of understandings, the latest one having been signed in April 2016, with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our investment at our Gumi Display Cluster in our E5 flexible OLED panel fabrication production line as well as our new fifth-generation OLED light panel fabrication facility.

With respect to our on-going expansion and conversion projects, we are currently constructing our P10 fabrication facility, a next-generation fabrication facility, in Paju, Korea, which is expected to be completed in the second quarter of 2018. We are also in the process of installing our new E5 production line on which we expect to commence mass production of flexible OLED panels in the third quarter of 2017. In April 2016, we commenced construction on a new module assembly facility in Haiphong, Vietnam. In addition, in July 2016, we announced plans to invest ~~W~~2.0 trillion to install our new E6 production line at our P9 fabrication facility in Paju, Korea. We expect to commence mass production of flexible OLED panels on our new E6 production line in the second half of 2018. Each of our on-going expansion projects are subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and mobile devices, including smartphones, and we are one of the world’s leading suppliers of Ultra HD television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2016, we sold a total of 152.5 million display panels that are nine inches or larger. According to IHS Technology, we had a global market share for display panels of nine inches or larger of approximately 30% based on sales revenue in 2016.

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

Our sales were ~~W~~26,456 billion in 2014, ~~W~~28,384 billion in 2015 and ~~W~~26,504 billion (US$22,018 million) in 2016.

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

Advanced High Performance IPS, or AH-IPS, is our next-generation IPS technology that integrates ultra-fine pitch technology and high transmittance technology, which allows for ultra-high resolution imagery, increased luminance and greater energy efficiency. For example, in April 2014, we produced a 5.5-inch quad high definition (“Quad HD”) smartphone panel, which has four times the resolution (538 pixels-per-inch) of a conventional HD panel. We are also planning to introduce a 5.7-inch Quad HD smartphone panel, which has upgraded resolution (564 pixels-per-inch). AH-IPS is currently utilized in our smartphone panels and other mobile display products, as well as certain of our panels for notebook computers, tablet computers and desktop monitors.

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

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which utilize large-sized display panels ranging from 18.5 inches to 105 inches in size, including Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels;

•	Notebook computers, which utilize display panels ranging from 10.1 inches to 17.3 inches in size;

•	Desktop monitors, which utilize large-sized display panels ranging from 14 inches to 37.5 inches in size;

•	Tablet computers, which utilize display panels ranging from 7 inches to 12.9 inches in size; and

•	Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

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

In addition to manufacturing and selling display panels, we also manufacture and sell desktop monitors through our joint venture companies. See “—Joint Ventures.”

Televisions

Our television display panels range from 18.5 inches to 105 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~10,540 billion, or 39.8% of our total revenue, in 2014, ~~W~~10,854 billion, or 38.2% of our total revenue, in 2015 and ~~W~~10,133 billion (US$8,418 million), or 38.2% of our total revenue, in 2016 and constituted our largest product category in each of the past three years. In 2016, our principal products in this category in terms of sales revenue consisted of 32-inch, 43-inch, 49-inch, 55-inch and 65-inch display panels.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers range from 10.1 inches to 17.3 inches in size in a variety of display formats and constituted our fifth largest product category in terms of sales revenue in 2016. Revenue from sales of our display panels for notebook computers was ~~W~~2,669 billion, or 10.1% of our total revenue, in 2014, ~~W~~2,509 billion, or 8.8% of our total revenue, in 2015 and ~~W~~2,384 billion (US$1,981 million), or 9.0% of our total revenue, in 2016. In 2016, our principal products in terms of sales revenue in this category were 13.3-inch, 14.0-inch, 15.4-inch and 15.6-inch display panels.

Consumer demand for notebook computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality.

Desktop Monitors

Our desktop monitor display panels range from 14 inches to 37.5 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ~~W~~4,660 billion, or 17.6% of our total revenue, in 2014, ~~W~~4,553 billion, or 16.0% of our total revenue, in 2015 and ~~W~~4,035 billion (US$3,352 million), or 15.2% of our total revenue, in 2016 and constituted our third largest product category in each of the past three years.

In 2016, our principal products in terms of sales revenue in this category were 21.5-inch, 23-inch, 23.8-inch and 27-inch display panels.

Tablet Computers

Our tablet computer display panels range from 7 inches to 12.9 inches in size in a variety of display formats and constituted our fourth largest product category in 2016. Revenue from sales of our display panels for tablet computers was ~~W~~3,542 billion, or 13.4% of our total revenue, in 2014, ~~W~~2,510 billion, or 8.8% of our total revenue, in 2015 and ~~W~~2,696 billion (US$2,240 million), or 10.2% of our total revenue, in 2016.

After experiencing steady growth in consumer demand for tablet computers since they were first introduced, consumer demand has generally plateaued in recent years. In 2016, our principal products in terms of sales revenue in this category were display panels smaller than 10 inches.

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

While this was our fastest growing category of products in terms of revenue growth in recent years, driven largely by an increase in demand for increasingly larger-sized smartphone panels, consumer demand has plateaued in the past couple of years. Revenue from sales of our display panels for mobile and other applications was ~~W~~5,005 billion, or 18.9% of our total revenue, in 2014, ~~W~~7,919 billion, or 27.9% of our total revenue, in 2015 and ~~W~~7,216 billion (US$5,995 million), or 27.2% of our total revenue, in 2016. In 2016, sales of panels for smartphones continued to constitute a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for approximately 79% of our sales in 2014 and 82% in each of 2015 and 2016. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to 27.0%, 23.5% and 21.9% of our sales in 2014, 2015 and 2016, respectively.

In addition to our top ten end-brand customers, we sell our display panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted approximately 21% of our sales in 2014 and 18% in 2015 and 2016, respectively.

The following table sets forth for the years indicated the geographic breakdown of our sales by the region where purchase orders originate, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year ended December 31,
	2014			2015			2016
	Sales		%	Sales		%	Sales		Sales(3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	2,608	9.9%	~~W~~	2,218	7.8%	~~W~~	1,825	US$	1,516	6.9%
China		15,774	59.6		19,375	68.3		18,368		15,259	69.3
Europe		2,997	11.3		2,204	7.8		2,109		1,752	8.0
Asia (excluding China)		2,415	9.1		2,012	7.1		1,729		1,436	6.5
Americas		2,026	7.7		1,981	7.0		2,053		1,706	7.7
Others (1)		636	2.4		594	2.0		420		349	1.6

Total (2)	~~W~~	26,456	100.0%	~~W~~	28,384	100.0%	~~W~~	26,504	US$	22,018	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Figures provided in this table include our revenue attributable to royalty and others.
(3)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,203.73 to US$1.00, the noon buying rate in effect on December 31, 2016 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2016, our sales and marketing force employed a total of 1,545 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 2.3% in 2016. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

According to IHS Technology, in 2016, Korean display panel manufacturers had a market share of 47% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 29%, Chinese manufacturers had 19% and Japanese manufacturers had 5%. Our market share of the 9-inch or larger panel market based on revenue was approximately 30%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 61.2% of our cost of sales in 2014, 65.5% in 2015 and 66.4% in 2016. The key components and raw materials of our display products include glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to local vendors. In 2016, approximately 68.3% of our equipment for our facilities in Korea was purchased from local vendors on an invoiced basis. We plan to maintain this localization effort as part of our sourcing diversification and cost reduction strategy. A large majority of the equipment purchased from overseas vendors are from Japanese vendors. In the procurement of equipment from Japan, we also use LG International’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Item 7.B. Related Party Transactions.”

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new fabrication facility, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our fabrication facilities to assist in the installation process to ensure proper operation. To date, we have not experienced any material problems with our equipment supplies or after-delivery services. In addition, we outsource certain manufacturing processes to third party processers from time to time to supplement our processing capacity, and in certain cases, we maintain strategic relationships with such third party processors. For example, we have invested, and currently hold a 17.0% equity interest, in AVATEC Co., Ltd., a third party processor that etches glass substrates.

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.7 trillion in the aggregate, and for our GP fabrication facility located in Guangzhou China for up to RMB10.5 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea have fire insurance coverage for up to ~~W~~506 billion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

As a member of the World Display device Industry Cooperation Committee, or WDICC, a TFT-LCD industry organization focusing on environmental issues, we have voluntarily agreed to reduce emission of greenhouse gases, such as nitrogen trifluoride, or NF3, and sulfur hexafluoride, or SF6, gases, by developing and adopting cost-effective abatement technologies and systems and increasing the number of abatement systems installed in our facilities. We installed NF3 abatement systems at all of our production lines when the production facilities were being constructed. In addition, we have voluntarily installed SF6 abatement systems in P61 and P7, and we have voluntarily developed processes that utilize substitute gases with lower global warming potential than SF6 and have applied such processes in P62, P8 and P9.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response. For the more efficient operation of our waste water treatment equipment, we have also entered into an agreement with HiEntech, a wholly owned subsidiary of LG Electronics, for the operation of our water treatment system.

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

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for our P1 through P62 facilities and our module production plant in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization with respect to our energy management systems for our P1 through P9 facilities and our Gumi and Paju module production plants. Our module production plants in Nanjing, Yantai and Guangzhou, China have also received ISO 14001 certification. Our GP1 fabrication facility was the first plant in China to receive the “Green Plant” designation under China’s Green China Policy. Our GP1 fabrication facility has also received ISO 14001 and OHSAS 18001 certifications. Furthermore, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our GP fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment— Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2016:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411,000,000	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	3,019,662,545	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	September 2005	PLN	511,071,000	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	June 2006	RMB	1,654,693,079	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	April 2010	RMB	1,007,720,600	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	Won	800,000,000	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	RMB	5,712,207,054	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9,000,000	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138,010,000	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	RMB	1,223,960	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	May 2016	VND	2,187,870,000,000	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	RMB	636,973,641	100%	100%

N.B.	See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2016.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
P2	3.5	December 1997	Gumi, Korea	71,149	Automotive
P3	4	April 2000	Gumi, Korea	71,149	Mobile, Automotive
P4	5	March 2002	Gumi, Korea	93,277	Mobile, Notebook Computer, Desktop Monitor, Tablet Computer, Automotive
P5	5	May 2003	Gumi, Korea	93,277	Notebook Computer, Desktop Monitor, Tablet Computer
P61 (2)	6	August 2004	Gumi, Korea	288,602	Mobile, Desktop Monitor, Tablet Computer
P62	6	April 2009	Gumi, Korea	101,607	Notebook Computer, Desktop Monitor, Television
P7	7	January 2006	Paju, Korea	311,942	Television, Desktop Monitor
P8 (3)	8	March 2009	Paju, Korea	502,865	Television, Desktop Monitor
P9 (4)	8	June 2012	Paju, Korea	358,132	Desktop Monitor, Notebook Computer, Tablet Computer
GP (5)	8	September 2014	Guangzhou, China	245,159	Television
Ochang (6)	2	January 2012	Ochang, Korea	7,129	OLED General Lighting, Automotive

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	370 x 470	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	Gross floor area of P61 fabrication facility includes gross floor area of AP3 production lines.
(3)	Gross floor area of P8 fabrication facility includes gross floor area of AP2, E2 and E3 production lines.
(4)	Gross floor area of P9 fabrication facility includes gross floor area of E4 production lines.
(5)	Gross floor area of GP fabrication facility includes gross floor area of extended facility.
(6)	Gross floor area of OLED light production facilities which we lease from LG Chem. We acquired the OLED light business from LG Chem in December 2015.

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

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	68,717	Not applicable (opened in April 2012)
Gumi assembly facility	301,779	January 1995
Nanjing assembly facility	150,760	May 2003
Paju assembly facility	226,758	January 2006
Wroclaw assembly facility	106,929	February 2007
Guangzhou assembly facility	139,095	December 2007
Yantai assembly facility	81,256	May 2010

Capital Expenditures

We are currently constructing our P10 fabrication facility, a next-generation fabrication facility, in Paju, Korea, which is expected to be completed in the second quarter of 2018. We are also in the process of installing, at our Gumi Display Cluster, our new E5 production line on which we expect to commence mass production of flexible OLED panels in the third quarter of 2017. In April 2016, we commenced construction on a new module assembly facility in Haiphong, Vietnam. In addition, in July 2016, we announced plans to invest ~~W~~2.0 trillion to install our new E6 production line at our P9 fabrication facility in Paju, Korea. We expect to commence mass production of flexible OLED panels on our new E6 production line in the second half of 2018. Each of our expansion and conversion projects is subject to market conditions and any changes in our investment timetable.

We currently expect that, in 2017, our total capital expenditures on a cash out basis will be higher than in 2016, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels and the construction of our P10 fabrication facility, a next-generation fabrication facility, in Paju, Korea, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for TFT-LCD and OLED panels. With respect to the TFT-LCD industry, the industry grew from 586 million units in 2004 to 2,656 million units in 2016 and market revenue grew from US$49 billion to US$85 billion during the same period according to IHS Technology.

While TFT-LCD panels still predominantly constitute the display industry, the industry in recent years has witnessed the introduction of display panels based on new technologies, such as OLED technology, that have begun to compete with TFT-LCD panels. In particular, we and some of our competitors have already commenced mass production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 95% of industry revenue from global sales of OLED panels in 2016. These small-sized OLED panels compete with more advanced TFT-LCD products such as our AH-IPS products. However, as of 2016, the OLED market was relatively small compared to the TFT-LCD market. According to IHS Technology, 413 million OLED panel units that are less than nine inches were sold in 2016, with market revenue of approximately US$14.2 billion in that same year. We believe, however, that the market may change rapidly as a growing array of OLED panels for various applications are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. In December 2014, we commenced mass production of 55-inch, 65-inch and 77-inch Ultra HD OLED television panels on our E4 production lines.

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

According to IHS Technology, the display industry for panels that are nine inches or larger contracted in 2015 compared to 2014, with total market revenue decreasing from US$74 billion in 2014 to US$64 billion in 2015. The average selling price of those panels decreased during the same period by 12% from approximately US$103 in 2014 to US$91 in 2015. In 2016, the display industry for panels that are nine inches or larger further contracted, with total market revenue decreasing to US$56 billion. The average selling price of those panels further decreased during the same period by 16% to approximately US$84 in 2016.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. As part of our strategy, we have been proceeding with the construction of new fabrication facilities and additional investments to upgrade and convert existing facilities and production lines to produce differentiated specialty display panels based on newer technologies that command higher premiums. For example, we started mass production at our AP3 production lines in February 2014, our GP fabrication facility in Guangzhou, China in September 2014 and our E4 production lines in December of 2014. Construction of our P10 fabrication facility, a next-generation fabrication facility, is currently under way in Paju, Korea and we expect construction to be completed in the second quarter of 2018, subject to market conditions and any changes in our investment timetable. In addition, we are in the process of installing, at our Gumi Display Cluster, our new E5 production line on which we expect to commence mass production of flexible OLED panels in the third quarter of 2017, subject to market conditions and any changes in our investment timetable. In April 2016, we commenced construction on a new module assembly facility in Haiphong, Vietnam. In April 2016, we also decided to invest in the construction of a new OLED light panel fabrication facility in Gumi, Korea. In July 2016, we announced plans to invest ~~W~~2.0 trillion to install our new E6 production line at our P9 fabrication facility in Paju, Korea. We expect to commence mass production of flexible OLED panels on our new E6 production line in the second half of 2018, subject to market conditions and any changes in our investment timetable.

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated greater amounts of our resources to the development and production of OLED panels, public display panels, display panels utilizing AH-IPS technology for various tablet computers, smartphones, notebook computers, desktop monitors and other applications and flexible OLED technology for smartphones and smartwatches. In particular, we are deploying greater resources into large-sized OLED television panels in order to maintain our early competitive edge in such market, and into small- and medium-sized OLED panels for various applications in order to expand our market presence.

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

Facility	Primary Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates	Year-end Input Capacity(1)
		per month)	2014	2015	2016
			(in input substrates per month)
P2	590x670	60,000	84,000	76,000	38,000
P3	680x880	60,000	85,000	67,000	32,000
P4	1,000x1,200	60,000	125,000	98,000	92,000
P5	1,100x1,250	60,000	129,000	126,000	82,000
P61(2)	1,500x1,850	90,000	93,000	93,000	75,000
P62	1,500x1,850	60,000	50,000	46,000	50,000
P7	1,950x2,250	90,000	224,000	227,000	229,000
P8(3)	2,200x2,500 730x920	339,000	401,000	384,000	362,000
P9	2,200x2,500	60,000	51,000	50,000	60,000
GP(4)	2,200 x 2,500	60,000	78,000	96,000	151,000
Ochang(5)	370 x 470	4,000	N/A	1,000	2,500

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Includes input capacity of AP3 production lines. We ceased production and closed P61 in July 2016.
(3)	Includes input capacity of AP2, E2, E3 and E4 production lines.
(4)	Includes input capacity of extended GP1 production line from 2016.
(5)	Year-end input capacity for 2015 represents the total input substrates after our acquisition of the OLED light business from LG Chem in December 2015.

Our cash outflows for capital expenditures amounted to ~~W~~2,983 billion in 2014, ~~W~~2,365 billion in 2015 and ~~W~~3,736 billion (US$3,104 million) in 2016. Such capital expenditures relate mainly to continued investments in our GP fabrication facility and E3, AP3 and E4 production lines in 2014, continued investments in our GP fabrication facility and E4 production line in 2015 and continued investments in our GP fabrication facility, the construction of our P10 fabrication facility in Paju, Korea and investments in our E5 production line in 2016. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue decreased from 12.2% in 2014 to 10.5% in 2015 and decreased to 10.0% in 2016. The decrease in 2015 compared to 2014 was primarily due to the end of the estimated useful life of certain machinery and equipment assets in the second expansion to our P8 fabrication facility and AP2 production lines. The decrease in 2016 compared to 2015 was primarily due to the end of the estimated useful life of certain machinery and equipment assets in our P9 fabrication facility. We currently expect that, in 2017, our total capital expenditures on a cash out basis will be higher than in 2016, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels and the construction of our P10 fabrication facility, a next-generation fabrication facility, in Paju, Korea, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

Since inception we have designed our fabrication facilities in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next-generation fabrication facilities capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabrication facilities, thereby lowering costs. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2016, we purchased approximately 68.3% of our equipment for our facilities in Korea from local suppliers on an invoiced basis. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped, remained relatively stable at ~~W~~606,091 in 2014 and ~~W~~608,415 in 2015 and decreased by 9.0% to ~~W~~553,935 (US$460) in 2016.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television and desktop panel markets, and a shift toward differentiated specialty products based on newer technologies, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and smartphones. In response to such market trends, we have increased our production capacity and sales of larger-sized panels, as well as developing and commercializing differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our 55-inch and 65-inch television panels in our product mix increased between 2014 and 2016. In addition, with respect to our desktop monitor products, we have expanded our product portfolio to offer panels with Full HD resolution ranging from 21.5 inches to 37.5 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, in order to capture the market for large-size desktop monitors. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, tablet computer panels utilizing AH-IPS technology with increasingly higher resolution and other features, smartphone and smartwatch panels utilizing flexible OLED technology and large-sized television panels utilizing our Ultra HD and OLED technologies.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2014			2015			2016
	Sales		%	Sales		%	Sales		Sales(4)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	10,540	39.8%	~~W~~	10,854	38.2%	~~W~~	10,133	US$	8,418	38.2%
Notebook computers(1)		2,669	10.1		2,509	8.8		2,384		1,981	9.0
Desktop monitors(2)		4,660	17.6		4,553	16.0		4,035		3,352	15.2
Tablet computers		3,542	13.4		2,510	8.8		2,696		2,240	10.2
Mobile and other applications(3)		5,005	18.9		7,919	27.9		7,216		5,995	27.2

Sales of goods	~~W~~	26,416	99.8%	~~W~~	28,345	99.9%	~~W~~	26,464	US$	21,986	99.8%
Royalties and others		40	0.2		39	0.1		40		32	0.2

Revenue	~~W~~	26,456	100.0%	~~W~~	28,384	100.0%	~~W~~	26,504	US$	22,018	100.0%

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,203.73 to US$1.00, the noon buying rate in effect on December 31, 2016 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2014		2015		2016
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	51,358	12.4%	55,319	14.2%	52,916	16.0%
Notebook computers (1)	50,175	12.2	45,509	11.6	39,672	12.0
Desktop monitors (2)	43,848	10.6	41,912	10.7	40,001	12.1
Tablet computers	50,995	12.4	31,476	8.1	24,957	7.5
Mobile and other applications (3)	216,479	52.4	216,565	55.4	173,166	52.4

Total	412,855	100.0%	390,781	100.0%	330,712	100.0%

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 13.4% from ~~W~~63,984 in 2014 to ~~W~~72,534 in 2015 and further increased by 10.3% to ~~W~~80,021 (US$66) in 2016. In 2015 compared to 2014, our average selling price increased primarily due to a significant increase in the proportion of our larger-sized mobile and application panel units, which generally have higher selling prices compared to smaller-sized mobile and application panel units, sold in our product mix during the same period, which was primarily attributable to an increase in demand for increasingly larger-sized smartphone panels from our customers. In 2016 compared to 2015, our average selling price further increased primarily due to a general increase in the selling prices of primarily small- and medium-sized higher-end products sold during the same period, which was primarily attributable to an increase in demand for higher-end products from our customers.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price(4)
	Year ended December 31,
	2014		2015		2016 (5)
Televisions	~~W~~	205,226	~~W~~	196,207	~~W~~	191,492	US$	159
Notebook computers(1)		53,194		55,132		60,093		50
Desktop monitors(2)		106,276		108,632		100,872		84
Tablet computers		69,458		79,743		108,026		90
Mobile and other applications(3)		23,120		36,566		41,671		35
All panels		63,984		72,534		80,021		66

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(4)	Average selling price for each market represents revenue per market divided by unit sales per market.
(5)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,203.73 to US$1.00, the noon buying rate in effect on December 31, 2016 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 1.4% from ~~W~~707,388 per square meter of net display area in 2014 to ~~W~~717,470 in 2015. In 2016, our average revenue per square meter of net display area shipped decreased by 10.1% to ~~W~~645,222 (US$536).

Critical Accounting Policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. These accounting principles require us to make certain estimates and judgments that affect the reported amounts in our consolidated financial statements. Our estimates and judgments are based on historical experience, forecasted future events and various other assumptions that we believe to be reasonable under the circumstances. Estimates and judgments may differ under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We believe the critical accounting policies discussed below are the most important to the portrayal of our financial condition and results of operations. Each of them is dependent on projections of future market conditions and they require us to make the most difficult, subjective or complex judgments. For a further description of the significant accounting policies and methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 3 of the notes to our financial statements.

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories increased by 9.3% from ~~W~~333 billion in 2014 to ~~W~~364 billion in 2015 but decreased by 43.9% to ~~W~~204 billion (US$170 million) in 2016. The increase in 2015 compared to 2014 was due in part to the increased levels of disused inventories resulting from higher quality expectations for differentiated specialty panels with high-end specifications. The decrease in 2016 compared to 2015 was due to the disposal in 2016 of inventories for which devaluations were reflected in the prior year. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates of future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. In 2014 and 2016, increases in unrecognized deferred tax assets resulted in increases in our effective tax rates of 7.4% and 5.5%, respectively, due to changes in estimates of future taxable income. As of December 31, 2014, 2015 and 2016, unused tax credit carryforwards of ~~W~~325 billion, ~~W~~79 billion and ~~W~~108 billion (US$90 million), respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The decrease of ~~W~~246 billion in unrecognized tax credit carryforwards in 2015 compared to 2014 was due to an increase in projected future taxable income and the expiration of unrecognized tax credit carryforwards. The increase of ~~W~~29 billion in unrecognized tax credit carryforwards in 2016 compared to 2015 was due to changes in estimates of future taxable income and the expected recovery of deferred tax assets. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions – Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2014 to 2016. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ~~W~~52 billion, ~~W~~56 billion and ~~W~~62 billion (US$52 million) as of December 31, 2014, 2015 and 2016, respectively. Warranty expenses decreased from ~~W~~188 billion in 2014 to ~~W~~147 billion in 2015 but increased to ~~W~~167 billion (US$138 million) in 2016. The decrease in 2015 compared to 2014 was largely due to the improvement of technologies which enabled the reduction of defects in our products, while the increase in 2016 compared to 2015 was attributable primarily to higher quality expectations for panel products.

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

We review the carrying amounts of long-lived assets or cash-generating units at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the relevant asset or cash generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. In 2014, we recognized impairment losses of ~~W~~8.6 billion resulting primarily from lowered estimates of economic benefits from certain property, plant and equipment assets. In 2015, we recognized impairment losses of ~~W~~3.3 billion. In 2016, we recognized impairment losses of ~~W~~1.7 billion (US$1.5 million).

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

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal proceedings and governmental investigations incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize provisions for claims, assessments, litigation, fines, and penalties and other sources when there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of our resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining whether a provision should be recognized, we evaluate, among other factors, whether it is more likely than not that our defense to a claim will be successful and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. We estimate the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Revisions to estimates may significantly impact future net income. We recognized provisions for litigation and claims amounting to ~~W~~148 billion, ~~W~~61 billion and nil in the statements of financial position as of December 31, 2014, 2015 and 2016, respectively. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2014		%	2015		%	2016		2016(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	26,456	100.0%	~~W~~	28,384	100.0%	~~W~~	26,504	US$	22,018	100.0%
Cost of sales		(22,667)	85.7		(24,070)	84.8		(22,754)		(18,903)	85.9
Gross profit		3,789	14.3		4,314	15.2		3,750		3,115	14.1
Selling expenses		(747)	2.8		(878)	3.1		(695)		(577)	2.6
Administrative expenses		(520)	2.0		(593)	2.1		(610)		(507)	2.3
Research and development expenses (2)		(1,164)	4.4		(1,218)	4.3		(1,134)		(942)	4.3
Other income		1,072	4.1		1,274	4.5		1,592		1,323	6.0
Other expenses		(1,095)	4.1		(1,327)	4.7		(1,468)		(1,220)	5.5
Finance income		105	0.4		159	0.6		140		116	0.5
Finance costs		(216)	0.8		(316)	1.1		(266)		(221)	1.0
Equity income on investments, net		18	0.1		19	0.1		7		6	0.0
Profit before income tax		1,242	4.7		1,434	5.1		1,316		1,093	5.0
Income tax expense		(325)	1.2		(411)	1.4		(385)		(320)	1.5
Profit for the year		917	3.5		1,023	3.6		931		773	3.5

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,203.73 to US$1.00, the noon buying rate in effect on December 31, 2016 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2016 to 2015

Revenue

Our revenue decreased by 6.6% from ~~W~~28,384 billion in 2015 to ~~W~~26,504 billion (US$22,018 million) in 2016. The decrease in revenue resulted from decreases in revenue from sales of panels for televisions, for mobile and other applications, for desktop monitors and for notebook computers, which were in turn mainly due to decreases in the number of panels sold for televisions and for mobile and other applications, a decrease in the average selling price of panels for desktop monitors and a decrease in the number of panels sold for notebook computers, offset in part by an increase in revenue derived from sales of panels for tablet computers. In particular:

•	The number of units sold of our large-sized television panels, comprising 42-inch and larger panels, which category includes three of our four top selling television panels in 2016 in terms of sales volume, namely 43-inch, 49-inch and 55-inch panels, increased by 7.2% from approximately 38.9 million panels in 2015 to approximately 41.7 million panels in 2016. However, the increase in the number of those panels sold was more than offset by a decrease in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels. Furthermore, we experienced a decrease in revenue derived from our small- and medium-sized television panels over the same period, which was due to decreases in both the sales volume and average selling price of those panels, resulting in an overall decrease in revenue from television panels.

•	Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in terms of sales volume, namely 13.3-inch, 14-inch and 15.6-inch panels, fell in 2016 compared to 2015, resulting in a decrease in the number of those panels sold by 12.0% from approximately 44.0 million panels in 2015 to approximately 38.7 million panels in 2016. The decrease in the number of those panels sold more than offset an increase in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels.

•	The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, which category includes four of our five top selling desktop monitor panels in terms of sales volume, namely 21.5-inch, 23-inch, 23.8-inch and 27-inch panels, increased by 1.9% from approximately 32.4 million panels in 2015 to approximately 33.0 million panels in 2016. However, the increase in the number of those panels sold was more than offset by a decrease in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels. Furthermore, we experienced a decrease in revenue derived from our small- and medium-sized desktop monitor panels over the same period, which was due to decreases in both the sales volume and average selling price of those panels, resulting in an overall decrease in revenue from desktop monitor panels.

•	Demand for our tablet computer panels smaller than 10 inches fell in 2016 compared to 2015, leading to a decrease in the number of those panels sold by 19.0% from approximately 30.6 million panels in 2015 to approximately 24.8 million panels in 2016. The decrease in the number of those panels sold was more than offset by a significant increase in the average selling price of those panels during the same period, resulting in an increase in revenue derived from those panels.

•	In our mobile and other applications category, we experienced a decrease in demand for larger smartphone panels in 2016 compared to 2015. For example, the number of units sold of panels in this category that are between 4.2 inches and 6.1 inches, which category includes all of our larger smartphone panels and accounts for more than 80% of our sales volume and amount in this category in 2016, decreased by 19.7% from approximately 180.0 million panels in 2015 to approximately 144.6 million panels in 2016. The decrease in the number of those panels sold more than offset an increase in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels.

Revenue attributable to sales of panels for televisions decreased by 6.6% from approximately ~~W~~10,854 billion in 2015 to approximately ~~W~~10,133 billion (US$8,418 million) in 2016, resulting from decreases in both the number of units sold and average selling price of panels in this category in 2016 compared to 2015. The total unit sales of panels for televisions decreased by 4.3% from approximately 55.3 million panels in 2015 to approximately 52.9 million panels in 2016, and the average selling price of panels in this category decreased by 2.4% from approximately ~~W~~196,207 in 2015 to approximately ~~W~~191,492 (US$159) in 2016. The decrease in revenue attributable to sales of panels for televisions primarily reflected a decrease in the sales volume of our television panels that are less than 42-inches in size. Notwithstanding the overall decrease in sales volume of our television panels, the sales volume of our television panels that are 42-inches in size or larger increased over the same period, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels. The average selling price of television panels also decreased over the same period, mainly due to an increase in the proportion of our television panels sold in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, and increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors in 2016 compared to 2015.

Revenue attributable to sales of panels for notebook computers decreased by 5.0% from approximately ~~W~~2,509 billion in 2015 to approximately ~~W~~2,384 billion (US$1,981 million) in 2016, resulting from a decrease in the number of units sold in this category in 2016 compared to 2015, partially offset by an increase in the average selling price of panels in this category in 2016 compared to 2015. The total unit sales of panels for notebook computers decreased by 12.7% from approximately 45.5 million panels in 2015 to approximately 39.7 million panels in 2016, whereas the average selling price of panels in this category increased by 9.0% from approximately ~~W~~55,132 in 2015 to approximately ~~W~~60,093 (US$50) in 2016. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a decline in consumer demand for notebook computers, which in turn resulted in a similar decline in market demand for panels for notebook computers, partially offset by the increase in the average selling price of panels in this category, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors decreased by 11.4% from approximately ~~W~~4,553 billion in 2015 to approximately ~~W~~4,035 billion (US$3,352 million) in 2016, resulting from decreases in both the average selling price and number of units sold of panels in this category in 2016 compared to 2015. The average selling price of panels for desktop monitors decreased by 7.1% from approximately ~~W~~108,632 in 2015 to approximately ~~W~~100,872 (US$84) in 2016, and the total unit sales of panels in this category decreased by 4.5% from approximately 41.9 million panels in 2015 to approximately 40.0 million panels in 2016. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from a general decrease in demand for desktop monitors in light of increased competition among other consumer computer screen devices.

Revenue attributable to sales of panels for tablet computers increased by 7.4% from approximately ~~W~~2,510 billion in 2015 to approximately ~~W~~2,696 billion (US$2,240 million) in 2016, resulting from an increase in the average selling price of panels for tablet computers in 2016 compared to 2015, partially offset by a decrease in the number of units sold in this category in 2016 compared to 2015. The average selling price of panels for tablet computers increased by 35.5% from approximately ~~W~~79,743 in 2015 to approximately ~~W~~108,026 (US$90) in 2016, whereas the total unit sales of panels in this category decreased by 20.6% from approximately 31.5 million panels in 2015 to approximately 25.0 million panels in 2016. The increase in the average selling price of panels in this category was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as AH-IPS, in our product mix for panels for tablet computers. The decrease in the sales volume of panels for tablet computers was attributable to a maturing of the consumer market and plateauing of demand for tablet computers in general.

Revenue attributable to sales of panels for mobile and other applications decreased by 8.9% from approximately ~~W~~7,919 billion in 2015 to approximately ~~W~~7,216 billion (US$5,995 million) in 2016, resulting from a decrease in the number of units sold in this category in 2016 compared to 2015, partially offset by an increase in the average selling price of panels in this category in 2016 compared to 2015. The total unit sales of panels for mobile and other applications decreased by 20.0% from approximately 216.6 million in 2015 to approximately 173.2 million in 2016, whereas the average selling price of panels in this category increased by 14.0% from approximately ~~W~~36,566 in 2015 to approximately ~~W~~41,671 (US$35) in 2016. The decrease in the sales volume of panels for mobile and other applications primarily resulted from a general decrease in consumer demand for smartwatch and larger smartphone products, which in turn resulted in a similar decrease in market demand for panels for smartwatches and larger smartphones. The increase in the average selling price of panels in this category was attributable to an increase in the proportion of panels with differentiated specialty features and larger panels for automotive display and other applications in our product mix for panels in this category.

In addition, our revenue attributable to royalty and others increased by 2.6% from approximately ~~W~~39 billion in 2015 to approximately ~~W~~40 billion (US$33 million) in 2016. The increase was due to an increase in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ~~W~~20 billion in 2015 to ~~W~~23 billion (US$19 million) in 2016, partially offset by a decrease in royalties from ~~W~~19 billion in 2015 to ~~W~~17 billion (US$14 million) in 2016.

Cost of Sales

Cost of sales decreased by 5.5% from ~~W~~24,070 billion in 2015 to ~~W~~22,754 billion (US$18,903 million) in 2016. The decrease in our cost of sales in 2016 compared to 2015 was attributable primarily to decreases in raw materials and component costs related to selling fewer panel units overall in 2016 compared to 2015, which were offset in part by the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, a decrease in depreciation costs, resulting mainly from the end of estimated useful life of certain machinery and equipment assets in our P9 fabrication facilities in 2016, contributed to the decrease in cost of sales in 2016 compared to 2015.

As a percentage of our total cost of sales, raw materials and component costs, labor costs and overhead costs increased from 65.5%, 9.6% and 11.9%, respectively, in 2015 to 66.4%, 10.1% and 12.5%, respectively, in 2016, while depreciation and amortization costs decreased from 12.0% in 2015 to 11.3% in 2016.

As a percentage of revenue, cost of sales increased from 84.8% in 2015 to 85.9% in 2016. The increase in our cost of sales as a percentage of revenue in 2016 compared to 2015 was attributable mainly to an increased share of high-end products in our product mix during the same period.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 9.0% from ~~W~~608,415 per square meter of net display area in 2015 to ~~W~~553,935 (US$460) in 2016. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 11.7% from ~~W~~61,593 in 2015 to ~~W~~68,803 (US$57) in 2016 due in part to increases in the proportion within each of our product categories of larger panel units with differentiated specialty features, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 13.1% from ~~W~~4,314 billion in 2015 to ~~W~~3,750 billion (US$3,115 million) in 2016, and our gross margin declined from 15.2% in 2015 to 14.1% in 2016. The continued shift in our product mix toward higher-end products in 2016 resulted in increases in both the average selling price and cost of sales per panel sold in 2016 compared to 2015, but the increase in cost of sales per panel sold outpaced the increase in average selling price due in part to a general decrease in market demand and competitive pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 11.4% from ~~W~~1,471 billion in 2015 to ~~W~~1,305 billion (US$1,083 million) in 2016. As a percentage of revenue, our selling and administrative expenses decreased from 5.2% in 2015 to 4.9% in 2016. The decrease in selling and administrative expenses in 2016 compared to 2015 was attributable primarily to a decrease in advertising expense, resulting from a decrease in our marketing activities in 2016 after we had concluded a large-scale marketing effort in 2015 to expand the market for OLED panels in North America and Europe.

Such decrease was offset in part by an increase in warranty expenses in 2016 compared to 2015 resulting primarily from higher quality expectations for panel products.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2016:

	Year ended December 31,
	2015		2016
	(in billions of Won)
Salaries	~~W~~	268	~~W~~	275
Expenses related to defined benefit plan		27		31
Other employee benefits		88		90
Shipping costs		200		191
Fees and commissions		191		193
Depreciation		119		129
Taxes and dues		31		30
Advertising		266		68
Warranty expenses		147		167
Rent		24		26
Insurance		11		12
Travel		24		23
Training		16		14
Others		59		56

Total	~~W~~	1,471	~~W~~	1,305

Research and Development Expenses

Research and development expenses decreased by 6.9% from ~~W~~1,218 billion in 2015 to ~~W~~1,134 billion (US$942 million) in 2016. As a percentage of revenue, our research and development expenses remained stable at 4.3% in each of 2015 and 2016. The decrease in research and development expenses in 2016 compared to 2015 was attributable to decreases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities. In 2016, we recorded total net other income of ~~W~~124 billion (US$103 million) compared to total net other expense of ~~W~~53 billion in 2015. The change was primarily due to a decrease in expenses related to legal proceedings or claims and others from ~~W~~128 billion in 2015 to ~~W~~16 billion (US$13 million) in 2016, as well as an increase in net foreign currency gain from ~~W~~43 billion in 2015 to ~~W~~123 billion (US$102 million) in 2016. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments, and Note 25 of the notes to our financial statements.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. Our total net finance costs decreased by 19.1% from ~~W~~157 billion in 2015 to ~~W~~127 billion (US$106 million) in 2016.

Our finance income decreased by 11.9% from ~~W~~159 billion in 2015 to ~~W~~140 billion (US$116 million) in 2016, attributable primarily to a decrease in interest income by 26.3% from ~~W~~57 billion in 2015 to ~~W~~42 billion (US$35 million) in 2016 and a decrease in gain on disposal of investments in equity accounted investees by 52.2% from ~~W~~23 billion in 2015 to ~~W~~11 billion (US$9 million) in 2016. The decrease in interest income resulted primarily from a decrease in the average interest rates applicable to our financial assets, as well as a decrease in our average amounts of financial assets outstanding, in 2016 compared to 2015. We recognized a gain on disposal of investments in equity accounted investees in 2016 in connection with our disposal in July 2016 of a 51% equity interest in Suzhou Raken Technology Co., Ltd. (“Suzhou Raken”) through an exchange of equity interests with AmTRAN Technology Co., Ltd by which we concurrently acquired a 100% equity interest in Suzhou Lehui Display Co., Ltd., which was spun-off from Suzhou Raken, and we recognized differences between book value and fair value of investments in Suzhou Raken. See Note 31 of the notes to our financial statements.

Our finance costs decreased by 15.8% from ~~W~~316 billion in 2015 to ~~W~~266 billion (US$221 million) in 2016 mainly due to a decrease in foreign currency loss by 15.4% from ~~W~~156 billion in 2015 to ~~W~~132 billion (US$110 million) in 2016 and a decrease in loss on impairment of investments by 77.8% from ~~W~~27 billion in 2015 to ~~W~~6 billion (US$5 million) in 2016, as well as a decrease in interest expense by 10.2% from ~~W~~128 billion in 2015 to ~~W~~115 billion (US$96 million) in 2016. The decrease in foreign currency loss in 2016 compared to 2015 resulted primarily from a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar on the applicable foreign currency remeasurement and transaction dates. We recorded an impairment loss in 2016 in connection with a decrease in the carrying value of our investment in WooRee E&L Co., Ltd. The decrease in interest expense in 2016 compared to 2015 resulted primarily from a decrease in the average interest rates applicable to our financial liabilities during such period.

Income Tax Expense

Our income tax expense decreased by 6.3% from ~~W~~411 billion in 2015 to ~~W~~385 billion (US$320 million) in 2016, due to an 8.2% decrease in profit before income tax from ~~W~~1,434 billion in 2015 to ~~W~~1,316 billion (US$1,093 million) in 2016. Our effective tax rate increased from 28.6% in 2015 to 29.2% in 2016 primarily due to an increase in unrecognized deferred tax assets (which accounted for a 4.8% point increase in effective tax rate as compared to 2015) due to changes in estimates of future taxable income, the effect of which was offset in part by an increase in tax credits largely due to an increase in capital expenditures eligible for tax credits (which accounted for a 3.3% point decrease in effective tax rate as compared to 2015) during the same period. See Note 28 of the notes to our financial statements. As of December 31, 2016, unused tax credit carryforwards of ~~W~~108 billion (US$90 million) were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2015, unused tax credit carryforwards of ~~W~~79 billion were not recognized.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year decreased by 8.9% from ~~W~~1,023 billion in 2015 to ~~W~~931 billion (US$773 million) in 2016.

Comparison of 2015 to 2014

Revenue

Our revenue increased by 7.3% from ~~W~~26,456 billion in 2014 to ~~W~~28,384 billion in 2015. The increase in revenue resulted from increases in revenue from sales of panels for mobile and other applications and for televisions, which were in turn mainly due to an increase in the average selling price of panels for mobile and other applications and an increase in the number of panels for televisions sold, offset in part by a decrease in revenue derived from sales of panels for notebook computers, desktop monitors and tablet computers. In particular:

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

Revenue attributable to sales of panels for televisions increased by 3.0% from approximately ~~W~~10,540 billion in 2014 to approximately ~~W~~10,854 billion in 2015, resulting from an increase in the number of units sold in this category in 2015 compared to 2014, partially offset by a decrease in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for televisions increased by 7.6% from approximately 51.4 million panels in 2014 to approximately 55.3 million panels in 2015, whereas the average selling price of panels in this category decreased by 4.4% from approximately ~~W~~205,226 in 2014 to approximately ~~W~~196,207 in 2015. The increase in revenue attributable to sales of panels for televisions primarily reflected an increase in the sales volume of our television display panels that are more than 42-inch in size, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels. Such increase was offset in part by the decrease in the average selling price of television panels over the same period, which was mainly due to an increase in the proportion of our television display panels sold in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, and increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors in 2015 compared to 2014.

Revenue attributable to sales of panels for notebook computers decreased by 6.0% from approximately ~~W~~2,669 billion in 2014 to approximately ~~W~~2,509 billion in 2015, resulting from a decrease in the number of units sold in this category in 2015 compared to 2014, partially offset by an increase in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for notebook computers decreased by 9.4% from approximately 50.2 million panels in 2014 to approximately 45.5 million panels in 2015, whereas the average selling price of panels in this category increased by 3.6% from approximately ~~W~~53,194 in 2014 to approximately ~~W~~55,132 in 2015. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a continued general shift in consumer demand for large smartphones as alternatives to notebook computers for mobile computing applications, which in turn results in a similar shift in market demand for mobile panels over notebook computer panels, partially offset by the increase in the average selling price of panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for notebook computer panels.

Revenue attributable to sales of panels for desktop monitors decreased by 2.3% from approximately ~~W~~4,660 billion in 2014 to approximately ~~W~~4,553 billion in 2015, resulting from a decrease in the number of units sold in this category in 2015 compared to 2014, partially offset by an increase in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for desktop monitors decreased by 4.3% from approximately 43.8 million panels in 2014 to approximately 41.9 million panels in 2015, whereas the average selling price of panels in this category increased by 2.2% from approximately ~~W~~106,276 in 2014 to approximately ~~W~~108,632 in 2015. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from a general decrease in demand for desktop monitors in light of increased competition among other consumer computer screen devices, partially offset by an increase in the average selling price of our desktop monitor panels, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as ultra-slim bezel borderless designs and ultra-wide 21:9 screen aspect ratio, in our product mix for desktop panels.

Revenue attributable to sales of panels for tablet computers decreased by 29.1% from approximately ~~W~~3,542 billion in 2014 to approximately ~~W~~2,510 billion in 2015, resulting from a significant decrease in the number of units sold in this category in 2015 compared to 2014, partially offset by an increase in the average selling price of panels in this category in 2015 compared to 2014. The total unit sales of panels for tablet computers decreased by 38.2% from approximately 51.0 million panels in 2014 to approximately 31.5 million panels in 2015, whereas the average selling price of panels in this category increased by 14.8% from approximately ~~W~~69,458 in 2014 to approximately ~~W~~79,743 in 2015. The decrease in revenue attributable to sales of panels for tablet computers reflected a maturing of the consumer market and plateauing of demand for tablet computers in general.

Revenue attributable to sales of panels for mobile and other applications increased significantly by 58.2% from approximately ~~W~~5,005 billion in 2014 to approximately ~~W~~7,919 billion in 2015, resulting primarily from an increase in the average selling price of panels in this category in 2015 compared to 2014, while the number of units sold in this category remained relatively stable during the same period. The average selling price of panels for mobile and other applications increased by 58.2% from approximately ~~W~~23,120 in 2014 to approximately ~~W~~36,566 in 2015, and the total unit sales of panels in this category increased slightly from approximately 216.5 million in 2014 to approximately 216.6 million in 2015. The increase in the average selling price primarily reflected a shift in our product mix toward smartwatch panels and larger smartphone panels that are equipped with newer technologies, such as flexible OLED, Quad HD and in-TOUCH, and meet more advanced performance specifications, which tend to command a higher price premium.

In addition, our revenue attributable to royalty and others decreased by 2.5% from ~~W~~40 billion in 2014 to ~~W~~39 billion in 2015. The decrease was due to a decrease in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ~~W~~25 billion in 2014 to ~~W~~20 billion in 2015, partially offset by an increase in royalties from ~~W~~15 billion in 2014 to ~~W~~19 billion in 2015.

Cost of Sales

Cost of sales increased by 6.2% from ~~W~~22,667 billion in 2014 to ~~W~~24,070 billion in 2015. The increase in our cost of sales in 2015 compared to 2014 was attributable primarily to increases in raw materials and component costs due in part to the strengthening of the U.S. Dollar, in which 86.7% of our raw materials and component part purchases were denominated in 2015, against the Korean Won in 2015 compared to 2014, as well as the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, an increase in overhead costs also contributed to the increase in cost of sales in 2015 compared to 2014.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, remained relatively stable at ~~W~~606,091 per square meter of net display area in 2014 and ~~W~~608,415 in 2015. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 12.2% from ~~W~~54,903 in 2014 to ~~W~~61,593 in 2015 due in part to increases in the proportion within each of our product categories of larger panel units with differentiated specialty features, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 13.9% from ~~W~~3,789 billion in 2014 to ~~W~~4,314 billion in 2015, and our gross margin improved from 14.3% in 2014 to 15.2% in 2015. The continued shift in our product mix toward higher-end products in 2015 resulted in increases in both the average selling price and cost of sales per panel sold in 2015 compared to 2014, but the increase in average selling price outpaced the increase in cost of sales per panel sold because the higher-end products in our product mix tend to command higher premiums and we were able to partially offset the increase in per unit costs by continuing to improve the efficiency of our production processes.

Selling and Administrative Expenses

Selling and administrative expenses increased by 16.1% from ~~W~~1,267 billion in 2014 to ~~W~~1,471 billion in 2015. As a percentage of revenue, our selling and administrative expenses increased from 4.8% in 2014 to 5.2% in 2015. The increase in selling and administrative expenses in 2015 compared to 2014 was attributable primarily to increases in:

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

Research and Development Expenses

Research and development expenses increased by 4.6% from ~~W~~1,164 billion in 2014 to ~~W~~1,218 billion in 2015. As a percentage of revenue, our research and development expenses decreased slightly from 4.4% in 2014 to 4.3% in 2015. The increase in research and development expenses in 2015 compared to 2014 was attributable to increases in research and development activities related to OLED and next-generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and expenses related to legal proceedings or claims and others. Our total net other expense increased from ~~W~~23 billion in 2014 to ~~W~~53 billion in 2015, primarily due to a decrease in other miscellaneous income from ~~W~~66 billion in 2014 to ~~W~~28 billion in 2015 as well as an increase in expenses related to legal proceedings or claims and others from ~~W~~109 billion in 2014 to ~~W~~128 billion in 2015, offset in part by an increase in net foreign currency gain from ~~W~~25 billion in 2014 to ~~W~~43 billion in 2015. Other miscellaneous income in 2014 included a non-recurring gain of ~~W~~35 billion which was attributable to the reimbursement of fines previously paid as a result of an appellate court’s decision to overturn a fine imposed by the Korea Fair Trade Commission. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments, and Note 25 of the notes to our financial statements.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. Our total net finance costs increased by 42.7% from ~~W~~111 billion in 2014 to ~~W~~157 billion in 2015.

Our finance income increased by 51.4% from ~~W~~105 billion in 2014 to ~~W~~159 billion in 2015, attributable primarily to our recording of a gain on disposal of investments in equity accounted investees of ~~W~~23 billion in 2015 compared to no such gain in 2014 and an increase in foreign currency gain by 41.8% from ~~W~~55 billion in 2014 to ~~W~~78 billion in 2015. We recognized a gain on disposal of investments in equity accounted investees in 2015 in connection with our acquisition in May 2015 of an additional 67% equity interest in Global OLED Technology LLC (“Global OLED”), through which Global OLED became our consolidated subsidiary and we recognized differences between book value and fair value of investments in Global OLED. The increase in foreign currency gain in 2015 compared to 2014 was due to an increase in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period.

Our finance costs increased by 46.3% from ~~W~~216 billion in 2014 to ~~W~~316 billion in 2015 mainly due to an increase in foreign currency loss by 83.5% from ~~W~~85 billion in 2014 to ~~W~~156 billion in 2015 and a loss on impairment of investments of ~~W~~27 billion in 2015, compared to no such loss in 2014, as well as an increase in interest expense by 16.4% from ~~W~~110 billion in 2014 to ~~W~~128 billion in 2015. The increase in foreign currency loss in 2015 compared to 2014 resulted primarily from an increase in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period. We recognized an impairment loss in 2015 in connection with a decrease in the carrying value of our investment in Fuhu, Inc. The increase in interest expense in 2015 compared to 2014 resulted primarily from a decrease in capitalized interest on construction loans during such period.

Income Tax Expense

Our income tax expense increased by 26.5% from ~~W~~325 billion in 2014 to ~~W~~411 billion in 2015, primarily due to a 15.5% increase in profit before income tax from ~~W~~1,242 billion in 2014 to ~~W~~1,434 billion in 2015. Our effective tax rate increased from 26.1% in 2014 to 28.6% in 2015 primarily due to our incurring more non-deductible expenses in 2015 compared to benefits in 2014 (which accounted for a 4.9% point increase in effective tax rate as compared to 2014) and a decrease in tax credits largely due to a decrease in capital expenditures eligible for tax credits (which accounted for a 2.3% point increase in effective tax rate as compared to 2014) during the same period, the effect of which was offset in part by a decrease in unrecognized deferred tax assets (which accounted for a 6.8% point decrease in effective tax rate as compared to 2014) during the same period. See Note 27 of the notes to our financial statements. As of December 31, 2015, unused tax credit carryforwards of ~~W~~79 billion were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2014, unused tax credit carryforwards of ~~W~~325 billion were not recognized.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year increased by 11.6% from W917 billion in 2014 to W1,023 billion in 2015.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~890 billion,~~W~~752 billion and ~~W~~1,559 billion (US$1,295 million) as of December 31, 2014, 2015 and 2016, respectively. We also had short-term deposits in banks of ~~W~~1,526 billion, ~~W~~1,772 billion and ~~W~~1,164 billion (US$967 million), respectively, as of December 31, 2014, 2015 and 2016. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2017 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2014, we had current assets of ~~W~~9,241 billion and current liabilities of ~~W~~7,550 billion, resulting in working capital of ~~W~~1,691 billion. As of December 31, 2015, we had current assets of ~~W~~9,532 billion and current liabilities of ~~W~~6,607 billion, resulting in working capital of ~~W~~2,925 billion. As of December 31, 2016, we had current assets of ~~W~~10,484 billion (US$8,710 million) and current liabilities of ~~W~~7,058 billion (US$5,863 million), resulting in working capital of ~~W~~3,426 billion (US$2,847 million). The increase in working capital as of December 31, 2015 compared to December 31, 2014 was primarily attributable to a ~~W~~653 billion increase in trade accounts and notes receivable as of December 31, 2015 compared to December 31, 2014 mainly as a result of a ~~W~~1,399 billion decrease during such period in trade accounts and notes receivable which were sold to financial institutions but remained current and outstanding, and a ~~W~~627 billion decrease in trade accounts and notes payable as of December 31, 2015 compared to December 31, 2014 mainly as a result of a decrease in purchases of raw materials and components in the fourth quarter of 2015 compared to the fourth quarter of 2014 in anticipation of weakening demand for our products in early 2016. The increase in working capital as of December 31, 2016 compared to December 31, 2015 was primarily attributable to an ~~W~~860 billion increase in trade accounts and notes receivable as of December 31, 2016 compared to December 31, 2015 mainly as a result of a ~~W~~291 billion (US$248 million) decrease during such period in trade accounts and notes receivable which were sold to financial institutions but remained current and outstanding as well as an increase in sales during the fourth quarter of 2016 compared to the fourth quarter of 2015, and a ~~W~~748 billion decrease in current financial liabilities as of December 31, 2016 compared to December 31, 2015 mainly as a result of our repayment during 2016 of ~~W~~1,416 billion of current portion of long-term debt outstanding as of December 31, 2015, offset in part by a ~~W~~1,000 billion increase in other accounts payable as of December 31, 2016 compared to December 31, 2015 mainly as a result of our investments in our GP fabrication facility, the construction of our P10 fabrication facility in Paju, Korea and investments in our E5 production line.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient working capital for our present requirements. In 2016, we issued domestic debentures in the aggregate principal amount of ~~W~~600 billion (US$498 million) and we entered into a number of facility loan agreements, from which we have drawn down the full aggregate principal amount of ~~W~~620 billion (US$515 million), US$757 million (~~W~~915 billion) and RMB1,300 million (~~W~~225 billion) as of December 31, 2016 in long-term loans, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2016. We have pledged property, plant and equipment and other assets in the amount of RMB4,644 million (~~W~~805 billion) as security in connection with such facility loan agreements.

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

Our net cash provided by operating activities amounted to ~~W~~2,865 billion in 2014, ~~W~~2,727 billion in 2015 and ~~W~~3,641 billion (US$3,025 million) in 2016. The decrease in net cash provided by operating activities in 2015 compared to 2014 was mainly due to (i) an increase of cash paid for purchases of components and raw materials resulting from an increase in sales, (ii) a decrease in inventory and (iii) an increase in income taxes paid, which was attributable primarily to the use of tax loss carryforwards of ~~W~~111 billion in 2014 compared to no such tax loss carryforwards available in 2015. The increase in net cash provided by operating activities in 2016 compared to 2015 was mainly due to (i) a decrease in cash paid for purchases of components and raw materials resulting from an increase in accounts payable for such purchases and (ii) an increase in cash inflow from accounts receivable resulting from a significant decrease of offset with advances received from customers.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2015, steady consumption of our inventories in the fourth quarter of 2015 and changes to our product mix in anticipation of weakening demand in the first half of 2016 contributed to a 14.6% decrease in our inventory levels from year-end 2014. In 2016, our inventory levels decreased by 2.7% from year-end 2015.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2014		2015		2016		2016(1)
	(in billions of Won and millions of US$)
Finished goods	~~W~~	1,201	~~W~~	911	~~W~~	931	US$	773
Work in process		746		720		686		570
Raw materials		426		389		355		295
Supplies		381		331		316		263

Total	~~W~~	2,754	~~W~~	2,351	~~W~~	2,288	US$	1,901

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,203.73 to US$1.00, the noon buying rate in effect on December 31, 2016 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~3,451 billion in 2014, ~~W~~2,732 billion in 2015 and ~~W~~3,189 billion (US$2,649 million) in 2016. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~2,983 billion, ~~W~~2,365 billion and ~~W~~3,736 billion (US$3,104 million) in 2014, 2015 and 2016, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2017, our total capital expenditures on a cash out basis will be higher than in 2016, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels and the construction of our P10 fabrication facility, a next-generation fabrication facility, in Paju, Korea, while maintaining and making improvements to our existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ~~W~~405 billion in 2014 and net cash used in financing activities amounted to ~~W~~174 billion in 2015. In 2016, net cash provided by financing activities amounted to ~~W~~308 billion (US$256 million). The net cash provided by financing activities in 2014 reflects primarily the net proceeds from short-term borrowings as well as capital contributions from non-controlling interests. The net cash used in financing activities in 2015 reflects primarily the repayment of short-term borrowings as well as the payment of dividends. The net cash provided by financing activities in 2016 reflects primarily the increase in long-term borrowings.

At our shareholders meeting in 2014, we did not declare a cash dividend to our shareholders. On March 13, 2015, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2014 and distributed the cash dividend to such shareholders on April 8, 2015. On March 11, 2016, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2015 and distributed the cash dividend to such shareholders on April 8, 2016. On March 23, 2017, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2016 and distributed the cash dividend to such shareholders on April 13, 2017.

We had a total of ~~W~~224 billion, nil and ~~W~~113 billion (US$94 million) of short-term borrowings outstanding as of December 31, 2014, 2015 and 2016, respectively. For further information regarding these short-term borrowings, please see Note 14 of the notes to our financial statements.

As of December 31, 2016, we maintained accounts receivable negotiating facilities with several banks for up to an aggregate amount of US$2,023 million. Our subsidiaries have also entered into various accounts receivable negotiating facilities. For further information regarding these facilities, please see Note 18 of the notes to our financial statements.

As of December 31, 2016, we had outstanding long-term debt including current portion and discounts on debentures in the amount of ~~W~~4,670 billion (US$3,879 million), consisting of ~~W~~1,885 billion of Korean Won denominated debentures, US$1,157 million of U.S. dollar denominated long-term loans, RMB3,264 million of RMB denominated long-term loans, ~~W~~200 billion of Korean Won denominated commercial paper, and ~~W~~623 billion of Korean Won denominated long-term loans.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2016. For further information about our short- and long-term debt obligations as of December 31, 2016, see Note 14 of the notes to our financial statements.

On December 19, 2016, we entered into an agreement to guarantee the payment obligations of our subsidiary LG Display Vietnam Haiphong Co., Ltd. in the amount of US$100 million (~~W~~121 billion) under a credit facility LG Display Vietnam Haiphong Co., Ltd. entered into with BNP Paribas, Singapore Branch and other lenders. Other than the foregoing, as of December 31, 2016, we have not entered into any other financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties as of December 31, 2016.

Set forth below are the aggregate amounts, as of December 31, 2016, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Short-Term Debt	~~W~~	113,209	~~W~~	113,209	~~W~~	—	~~W~~	—	~~W~~	—
Long-Term Debt, including current portion		4,669,742		554,943		3,447,511		527,288		140,000
Fixed License Payment		134,785		41,472		93,313		—		—
Long-Term Other Payables		3,992		—		3,992		—		—

Total	~~W~~	4,912,728	~~W~~	709,624	~~W~~	3,544,816	~~W~~	527,288	~~W~~	140,000

Estimates of interest payment based on contractual interest rates effective as of December 31, 2016	~~W~~	268,750	~~W~~	116,363	~~W~~	127,062	~~W~~	22,488	~~W~~	2,837

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~69 billion in 2014, ~~W~~88 billion in 2015 and ~~W~~94 billion (US$78 million) in 2016, representing 4.0% of our research and development related expenditures in 2014, 5.7% in 2015 and 6.6% in 2016. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2016, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ~~W~~200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion and 24.2% (including local income surtax) for our taxable income in excess of ~~W~~20 billion.

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

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2016, we had available deferred tax assets related to these credits of ~~W~~287 billion (US$239 million), which may be utilized against future income tax liabilities through 2021. In addition, we also had unused tax credit carryforwards of ~~W~~108 billion (US$90 million) as of December 31, 2016 for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and development related expenditures amounted to ~~W~~1,788 billion in 2014, ~~W~~1,547 billion in 2015 and ~~W~~1,423 billion (US$1,182 million) in 2016, representing 6.8% of our revenue in 2014, 5.4% in 2015 and 5.4% in 2016.

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•	In 2014, we unveiled a 98-inch Quad Ultra HD television panel, which has four times the resolution (7,680 x 4,320 pixels) of a conventional Ultra HD panel. We also developed an 18-inch transparent OLED panel (transparency level of 30%) and an 18-inch flexible OLED panel with a radius of curvature of 30 mm. We successfully commercialized a 1.3-inch circular plastic OLED smartwatch panel for LG Electronics’ G Watch R smartwatch and a 5.5-inch Full HD plastic OLED smartphone panel for LG Electronics’ G Flex 2 smartphone. In addition, we successfully commenced mass production of display panels incorporating three state-of-the-art technologies: M+ pixel structure, Ultraviolet Alignment and Advanced In-cell Touch, or in-TOUCH, technologies. M+ pixel structure technology improves transmittance and reduces power consumption. Ultraviolet Alignment technology utilizes ultraviolet light to more effectively align liquid crystals and improves contrast ratio and reproduction. In-TOUCH technology reduces the thickness of a touch panel as touch technology is built into the panel cell as opposed to the existing on-cell method, whereby a touch film is added on top of the panel.

•	In 2015, we developed the world’s first Ultra HD OLED television panels, including 65-inch and 77-inch panels that feature High Dynamic Range functionality with perfect black and improved luminance. In addition, we unveiled a 55-inch “wallpaper” OLED television panel which was slim and light enough to attach to the wall simply by using magnets or wires. We were able to achieve this width using an innovative production method whereby the electric circuits are installed in a separate process. In the commercial space, we developed the world’s first 55-inch double-sided OLED panel for commercial use, which shows different images on each side while achieving a width of only 5.3 mm, as well as a 139-inch Vertical Tiling OLED display that is made of eight 65-inch OLED panels connected together in a double-sided S-curved pattern. We also successfully commenced mass production of in-TOUCH panels for notebook computers. With respect to smartphones, we developed the world’s first 5.5-inch Quad HD in-TOUCH panel and the world’s first 5.7-inch free-form Quad HD panel.

•	In 2016, we developed a wallpaper-thin 65-inch OLED television panel with a thickness of 2.57mm. In addition, we unveiled a 65-inch Ultra HD OLED television panel with speakers integrated into the display, which we call “ Crystal Sound OLED,” or “CSO,” and we developed a 65-inch ultra-slim OLED television panel that applies High Dynamic Range technology to achieve 800 nit peak luminance and improved display quality. We also developed a 55-inch Full HD transparent OLED television panel, with a transparency level of 40%. In the case of LCD panels, we developed the world’s first 86-inch ultra-stretch format LCD television panel with a 58:9 screen aspect ratio. With respect to monitors, we successfully developed the world’s first in-TOUCH monitor panel as well as the world’s largest, at the time, 21:9 screen aspect ratio IPS curved monitor utilizing Ultra Wide Quad HD technology. With respect to smartphones, we introduced our “Always-On Display” technology which enables the display of 24-hour information such as date, day, time, and battery status even when the screen is off, and reduces unnecessary power waste. We also unveiled the world’s first 12.3-inch transparent OLED display and 6.13-inch mirror display for Glass OLED. In addition, we are developing Cluster and Center Information Display technology for plastic OLED applications in the automotive market.

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

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In July 2012, we entered into an agreement with Seoul National University to establish the LGD-SNU Cooperation Center within the university’s Research Institute of Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2016, we employed over 4,600 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain and Taiwan. These patents will expire at various dates upon the expiration of their respective terms ranging from 2017 to 2036. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in Korea, Japan, China and the United States. We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We also enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property. In addition, we have increased our efforts to safeguard our propriety information by engaging in in-house information protection awareness activities with our employees.

License Agreements

We enter into license or cross-license agreements from time to time with third parties with respect to various device and process technologies to complement our in-house research and development. We engage in regular discussions with third parties to identify potential areas for additional licensing of key technologies.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~69 billion in 2014, ~~W~~88 billion in 2015 and ~~W~~94 billion (US$78 million) in 2016, representing 4.0%, 5.7% and 6.6% of our research and development related expenditures in 2014, 2015 and 2016, respectively. We recognized royalty income in the amount of ~~W~~17 billion in 2014, ~~W~~19 billion in 2015 and ~~W~~14 billion (US$12 million) in 2016. The following are examples of license agreements we have entered into:

•	We have a license agreement with each of Columbia University, Penn State University, Honeywell International, Honeywell Intellectual Properties, Plasma Physics Corporation and Fergason Patent Properties. Each license agreement provides for a non-exclusive license under certain patents relating to TFT-LCD technologies.

•	We entered into a license agreement with Semiconductor Energy Laboratory which provides for a non-exclusive license under certain patents relating to TFT-LCD and AMOLED technologies.

•	We entered into a cross-license agreement with each of Hitachi, HannStar and Hydis for a non-exclusive license under certain patents relating to display technologies.

•	We entered into separate cross-license agreements with each of NEC and AU Optronics in connection with the settlement of certain patent infringement lawsuits. Under the agreements, each party grants the other party a license under certain patents relating to TFT-LCD technologies.

•	We are licensed to use certain patents for our TFT-LCD products pursuant to a cross license agreement between Philips Electronics and Toshiba Corporation.

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

For a discussion of our off-balance sheet arrangements, please see “— Factoring and securitization of accounts receivable”, “— Letters of credit” and “— Payment guarantees” in Note 18 of the notes to our financial statements.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Jin Jang	November 28, 1954	Director	March 2011	March 2020	Chair Professor, Department of Information Display, Kyung Hee University

Joon Park	October 30, 1954	Director	March 2013	March 2019	Professor, School of Law, Seoul National University

Sung Sik Hwang	July 24, 1956	Director	January 2015	March 2018	—

Kun Tai Han	October 30, 1956	Director	March 2016	March 2019	Chief Executive Officer, Hans Consulting

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Sang Beom Han	June 18, 1955	Chairman of the Board, Representative Director, Vice Chairman and Chief Executive Officer	March 2012	March 2018	—

Sang Don Kim	October 20, 1962	Director, Senior Vice President and Chief Financial Officer	March 2014	March 2019	—

Hyun Hwoi Ha	December 18, 1956	Director	March 2017	March 2020	President, LG Corp.

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Date of Birth	Position	First Elected/Appointed	Business Group/Unit

Sang Deog Yeo	December 3, 1955	President and Chief Marketing Officer	January 2015	—

Yu Seoung Yin	June 20, 1956	Executive Vice President and Head of China Operation Group	January 2009	—

Soo Youle Cha	October 21, 1957	Executive Vice President in TV Business Unit	January 2014	TV Business Unit

Yong Kee Hwang	January 8, 1958	Executive Vice President and Head of TV Business Unit	January 2014	TV Business Unit

Bang Soo Lee	November 19, 1958	Executive Vice President and Head of Business Support Group	January 2016	—

Kyong Deuk Jeong	January 9, 1963	Executive Vice President and Head of IT Business Unit	January 2016	IT Business Unit

Sang Mun Shin	July 26, 1959	Executive Vice President and Chief Production Officer	January 2017	CPO

Hyung Seok Choi	October 27, 1999	Executive Vice President and Head of Mobile Business Unit	January 2017	Mobile Business Unit

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Sang Beom Han has served as chairman of the board of directors since March 2017, vice chairman since January 2016, representative director since March 2012 and chief executive officer since December 2011. Mr. Han also served as head of the TV Business Division, the Panel Center and as vice-president for our P5 facility and the Manufacturing Technology Center since joining LG Display in December 2001. Prior to joining LG Display, Mr. Han served as vice president of Hynix Semiconductor Inc. Mr. Han holds a Ph.D. degree in material science from Stevens Institute of Technology.

Sang Don Kim has served as director since March 2014 and senior vice president and chief financial officer since January 2014. Prior to joining LG Display, he served as senior vice president and chief financial officer of Serveone. Mr. Kim holds a bachelor’s degree in business administration from Yonsei University and a master’s degree in business administration from the University of Washington.

Hyun Hwoi Ha has served as director since March 2017. Mr. Ha is currently president of LG Corp. He also served as president and head of the home entertainment business division of LG Electronics. Mr. Ha holds a bachelor’s degree in history from Pusan National University and a master’s degree in business administration from Waseda University.

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

Sung Sik Hwang has served as outside director since January 2015. Mr. Hwang previously served as president of Samchully Co., Ltd., vice-president of Kyobo Life Insurance Co., Ltd. and vice-president of Samil PricewaterhouseCoopers. Mr. Hwang holds bachelor’s and master’s degrees in business administration from Seoul National University and a Ph.D. from Korea Advanced Institute of Science and Technology.

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

Sang Deog Yeo has served as president since January 2015 and is our chief marketing officer. Mr. Yeo previously served as head of our OLED Business Unit. Prior to joining LG Display, Mr. Yeo served as head of Monitor Product Development at LG Electronics. Mr. Yeo holds a bachelor’s degree in electronic engineering from Kyungpook National University.

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

Soo Youle Cha has served as executive vice president since January 2014 and is in our TV Business Unit. Mr. Cha previously served as head of our OLED Panel Group. Mr. Cha holds a bachelor’s degree in electronic engineering from Sogang University.

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

Sang Mun Shin has served as executive vice president since January 2017 and as Chief Production Officer since December 2016. Mr. Shin previously served as head of our Production Technology Center and as head of our Module1 Center. Mr. Shin holds a bachelor’s degree and master’s degree in electronics from Kyungpook National University.

Hyung Seok Choi has served as executive vice president since January 2017 and as head of our Mobile Business Unit since December 2016. Mr. Choi previously served as head of our Advanced Panel Business Unit and as head of our TV Sales/Marketing Group. Mr. Choi holds a bachelor’s degree in english literature from Korea University and a master’s degree in business administration from Georgetown University

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2016 to our executive officers and our directors was ~~W~~8.3 billion (US$6.9 million). This included ~~W~~1,397 million (US$1.2 million) in salary and ~~W~~769 million (US$0.6 million) in bonus paid to Sang Beom Han, our chief executive officer, and ~~W~~388 million (US$0.3 million) in salary and ~~W~~163 million (US$0.1 million) in bonus paid to Sang Don Kim, our chief financial officer. In addition, as of December 31, 2016, our accrued severance and retirement benefits to those officers and directors amounted to ~~W~~12.3 billion (US$10.2 million).

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2016, we paid a premium of approximately US$1.5 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of three outside directors: Sung Sik Hwang, Joon Park and Kun Tai Han. The chairman is Sung Sik Hwang. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. As of December 31, 2016, our Outside Director Nomination Committee was comprised of two outside directors, Joon Park and Sung Sik Hwang, and one non-outside director, Yu Sig Kang. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

The committee holds meetings as necessary for the nomination of outside directors.

Management Committee

The Management Committee was created at our annual general meeting of shareholders in March 2012. The Management Committee is comprised of two non-outside directors, Sang Beom Han and Sang Don Kim. The chairman is Sang Beom Han. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.

The committee holds meetings from time to time as needed.

Item 6.D.	Employees

As of December 31, 2016, we had 49,094 employees, including 16,873 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2014, 2015 and 2016:

	As of December 31,
Employees(1)	2014	2015	2016
Production	39,246	38,663	38,502
Technical(2)	7,733	8,007	8,039
Sales & Marketing	1,468	1,527	1,545
Management & Administration	974	1,008	1,008

Total	49,421	49,205	49,094

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2016, approximately 66.4% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2016, our recognized liabilities for defined benefit obligations amounted to ~~W~~143 billion (US$119 million). See Note 15 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2016, our employee stock ownership association owned approximately 0.0001% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 55,581 shares of our common stock as of April 27, 2017, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

Starting in 2013, where bonus and incentive payments exceed certain thresholds, our executive officers and certain other key managerial employees are required to use a certain percentage of their bonus and incentive payments to purchase our shares of common stock, which are then required to be held until their resignation or termination.

In addition, our articles of incorporation provide for a stock option plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. All of the stock options we have previously granted have expired and none are currently outstanding .

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 27, 2017 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	35,762,452	10.0%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 27, 2017. None of our major shareholders identified above has voting rights different from those of our other shareholders.

Item 7.B.	Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. See Notes 10 and 20 of the notes to our financial statements. We have conducted our transactions with related parties based on arm’s length negotiations taking into account such considerations as we would in comparable transactions with a non-related party.

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~5,809 billion (US$4,826 million), or 21.9% of our sales, in 2016.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ~~W~~616 billion (US$512 million), or 2.3% of our sales, in 2016. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

Purchases from LG Electronics

We purchase equipment, printed circuit boards, photo masks, raw materials, components and certain services, such as waste water management and transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~1,141 billion (US$948 million), or 6.0% of our total purchases, in 2016.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ~~W~~989 billion (US$822 million), or 5.2% of our total purchases, in 2016.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~1,327 billion (US$1,102 million), or 7.0% of our total purchases, in 2016.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ~~W~~2,482 billion (US$2,062 million), or 13.0% of our total purchases, in 2016.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 27, 2017, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

See “Item 18. Financial Statements” and pages F-1 through F-107.

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

Intellectual Property

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. In December 2015, Delaware Display Group LLC and Innovative Display Technologies LLC filed a new patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware with respect to three patents that were dismissed without prejudice from the aforementioned patent infringement action. Since May 3, 2016, the December 2015 action has remained stayed. In August 2016, Innovative Display Technologies LLC filed a new patent infringement action against LG Display and LG Display America in the U.S. District Court for the Eastern District of Texas with respect to two new patents. In April 2017, the parties filed a stipulation of dismissal of the cases and amicably settled all claims asserted in these actions.

In March 2014, Surpass Tech Innovation LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the District of Delaware. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by the parties.

In November 2016, Vesper Technology Research LLC filed a patent infringement action against LG Display and LG Display America in the U.S. District Court for the Eastern District of Texas. In March 2017, the case was terminated pursuant to a stipulation of filed by the parties.

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

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed separate claims in the United States. In 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. The cases were transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. In July 2015, LG Display was dismissed from the Motorola case and as of April 27, 2017, LG Display has reached settlement with each of the other plaintiffs mentioned above.

In December 2014, iiyama filed claims in the High Court of Justice in the United Kingdom against LG Display and other unrelated entities alleging damages arising from the European Commission’s finding on December 8, 2010 that the Company engaged in anticompetitive activities in the LCD industry in violation of European competition laws. In October 2015, we issued an application contesting the jurisdiction of the English courts to hear the claims of iiyama. A hearing of such application took place in May 2016, and such application was dismissed by judgment in July 2016. We have been granted permission to appeal the judgment to the Court of Appeal, and the appeal is due to be heard in December 2017.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in the Canadian provinces of British Columbia, Ontario and Quebec. In November 2016, LG Display reached settlement with the provinces of British Columbia, Ontario and Quebec.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers in the Central District in Israel. In June 2015, LG Display and other defendants filed a motion to cancel leave to serve process, which was denied in March 2016. In April 2016, LG Display and other defendants appealed this decision to the District Court for the Central District. In December 2016, the District Court for the Central District granted the appeal, holding that the leave to serve the class action on LG Display (and the other defendants) outside the jurisdiction of Israel is revoked. In January 2017, Hatzlacha filed a motion for leave to appeal to the Supreme Court.

In April 2014, Deyi Investment Limited (“Deyi”) filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. In May 2015, we submitted an application to set aside service out of jurisdiction, which was approved by the court in October 2015. In November 2015, Deyi appealed the approval of our application to the High Court of the Hong Kong Special Administrative Region Court of Appeal and that court dismissed Deyi’s appeal. In August 2014, Shenzhenshi Shihang Trading Company Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. As of April 27, 2017, LG Display has not received service of Shenzhenshi Shihang Trading Company Limited’s complaint.

In September 2016, a class action civil lawsuit was filed against us, LG Display America, Inc. and others in the U.S. District Court for the Northern District of California, alleging participation in an agreement with other companies not to solicit one another’s employees. In January 2017, LG Display filed a motion to dismiss and a motion for sanctions against the plaintiffs.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. As of December 31, 2016, we have not recognized any provisions with respect to any legal claims, based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2016 and may have an adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meeting of shareholders that was held on March 7, 2014 we did not declare a cash dividend to our shareholders. On March 13, 2015, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2014 and distributed the cash dividends to such shareholders on April 8, 2015. On March 11, 2016, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2015 and distributed the cash dividends to such shareholders on April 8, 2016. On March 23, 2017, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2016 and distributed the cash dividends to such shareholders on April 13, 2017.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2016, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2016, 27,797,140 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of DRs)
2012	36,200	20,050	2,499	16.79	8.52	661
2013	33,050	22,300	2,087	14.93	10.54	609
2014
First Quarter	26,950	23,100	1,752	12.76	10.69	551
Second Quarter	31,800	26,700	1,471	15.77	12.76	394
Third Quarter	35,700	31,900	1,203	17.40	15.53	214
Fourth Quarter	35,850	29,600	1,172	15.86	14.14	401
2015
First Quarter	36,900	30,650	1,379	17.08	13.55	405
Second Quarter	32,350	25,000	1,737	14.92	11.23	549
Third Quarter	25,550	20,800	1,760	11.41	8.64	758
Fourth Quarter	25,900	20,600	1,688	10.99	8.86	554
2016
First Quarter	26,950	20,950	1,615	11.61	8.57	434
Second Quarter	27,400	23,600	1,263	12.09	9.92	468
Third Quarter	32,150	26,650	1,238	14.32	11.46	423
Fourth Quarter	32,000	26,200	1,141	13.50	11.31	404
October	29,950	27,300	1,110	13.50	12.01	325
November	28,750	26,200	1,084	12.15	11.31	588
December	32,000	27,800	1,229	13.39	11.87	299
2017
First Quarter	32,500	27,300	1,770	14.01	12.02	486
January	32,500	30,250	1,592	14.01	13.07	464
February	31,050	27,300	1,894	13.57	12.13	571
March	30,450	27,700	1,819	13.76	12.02	434
Second Quarter (through April 27)	31,400	29,800	1,786	13.88	12.85	423
April (through April 27)	31,400	29,800	1,786	13.88	12.85	423

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2016, the aggregate market value of equity securities listed on the Korea Exchange was ~~W~~1,308 trillion. The average daily trading volume of equity securities for 2016 was 377 million shares with an average transaction value of ~~W~~4,523 billion.

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

Movements in KOSPI for the periods indicated are set out in the following table:

	Opening	High	Low	Closing
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.12
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017 (through April 27)	2,026.16	2,209.46	2,026.16	2,209.46

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
1985	342	6,570	7,362	18,925	12,315	13,798
1986	355	11,994	13,863	31,755	32,870	37,991
1987	389	26,172	32,884	20,353	70,185	88,183
1988	502	64,544	93,895	10,367	198,364	288,571
1989	626	95,477	140,119	11,757	280,967	412,338
1990	669	79,020	109,872	10,866	183,692	255,412
1991	686	73,118	95,541	14,022	214,263	279,973
1992	688	84,712	107,027	24,028	308,246	389,445
1993	693	112,665	138,870	35,130	574,048	707,566
1994	699	151,217	190,762	36,862	776,257	979,257
1995	721	141,151	181,943	26,130	487,762	628,721
1996	760	117,370	138,490	26,571	486,834	574,435
1997	776	70,989	41,881	41,525	555,759	327,881
1998	748	137,799	114,261	97,716	660,429	547,619
1999	725	349,504	307,662	278,551	3,481,620	3,064,806
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,598	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	745	951,918	1,017,223	363,741	5,540,151	5,920,230
2008	763	576,928	457,152	355,205	5,190,181	4,112,663
2009	770	887,935	763,060	485,657	5,795,552	4,980,495
2010	766	1,141,885	1,009,981	379,171	5,619,768	4,970,607
2011	791	1,041,999	899,438	353,760	6,863,146	5,924,166
2012	784	1,154,294	1,085,638	486,480	4,823,643	4,536,740
2013	777	1,185,974	1,123,880	328,325	3,993,422	3,784,337
2014	773	1,192,253	1,092,918	278,082	3,983,580	3,651,679
2015	770	1,242,832	1,062,922	455,256	5,351,734	4,577,026
2016	779	1,308,440	1,086,988	376,773	4,523,044	3,757,523
2017 (through April 27)	770	1,432,679	1,263,163	393,630	4,550,765	4,012,312

Source:	The Korea Exchange
(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on the last business day of the year indicated other than for 2017, which is converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 21, 2017 (the latest available noon buying rate prior to filing this annual report).

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

General

Under our articles of incorporation, which was last amended in March 2013, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2016, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2016, approximately 0.0001% of our common stock was held by our employee stock ownership association.

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

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions.” For descriptions of certain agreements related to our capital commitments and obligations and certain agreements related to our joint ventures, which we believe were not material to our results of operations and financial condition in the periods in which such agreements were entered, see “Item 5.B. Liquidity and Capital Resources” and “Item 4.B. Business Overview—Joint Ventures, ” respectively.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations, adopted in connection with the stock market opening from January 1992, which we refer to collectively as the Investment Rules, after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in shares of all Korean companies listed on the KRX KOSPI Market or the KRX KOSDAQ Market unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares, which we refer to as converted shares, by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	subject to certain exceptions, over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	shares acquired by way of direct investment and/or the disposal of such shares by the investor;

•	the disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	the disposal of shares in connection with a tender offer;

•	the acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•	the acquisition and disposal of shares through an overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s-length transactions between foreigners, if all of such foreigners belong to the investment group managed by the same person.

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include shares of common stock or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in shares of common stock or ADSs, including the application of the rules to their particular circumstances.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2016, we had outstanding long-term debt, including current portion, in the amount of ~~W~~4,666 billion (US$3,876 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2016, ~~W~~350 billion (US$291 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in 2018 and 2019. In connection with such contracts, we recognized a loss on valuation of derivatives of ~~W~~228 million (US$189 thousand) in 2016. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates										Fair Value at December 31,
	2017	2018		2019		2020	2021	Thereafter	Total		2016
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed (~~W~~)(1)	—	~~W~~	200.0	~~W~~	150.0	—	—	—	~~W~~	350.0	~~W~~	350.0
Average pay rate	1.6%		1.6%		1.4%	—	—	—
Average receive rate	1.5%		1.5%		1.6%	—	—	—

(1)	Average pay rates and average receive rates are applicable to the total notional amounts outstanding until maturity.

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

As of December 31, 2016, we had US$1,157 million aggregate principal amount of U.S. dollar denominated long-term loans and RMB3,264 million aggregate principal amount of RMB denominated long-term loans. The interest rates on these loans are set based on three-month U.S. dollar LIBOR plus 0.55% to 2.00%, six-month U.S. dollar LIBOR plus 0.62% and 90% of the rate published by the People’s Bank of China, as applicable. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated and RMB denominated term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31,
	2017		2018		2019		2020		2021		Thereafter		Total		2016
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate (~~W~~)	~~W~~	370.4	~~W~~	504.8	~~W~~	759.1	~~W~~	107.8	~~W~~	336.5	~~W~~	124.7	~~W~~	2,203.4	~~W~~	2,229.8
Average interest rate		3.0%		2.8%		2.4%		2.5%		2.1%		2.7%
Variable rate (~~W~~)	~~W~~	0.4	~~W~~	200.0	~~W~~	300.0		—		—		—	~~W~~	500.4	~~W~~	500.4
Average interest rate		1.8%		1.7%		2.1%		—		—		—
Variable rate (RMB)	~~W~~	0.2	~~W~~	340.4	~~W~~	224.9		—		—		—	~~W~~	565.5	~~W~~	565.5
Average interest rate		4.3%		4.3%		4.3%		—		—		—
Variable rate (US$)	~~W~~	183.7	~~W~~	470.9	~~W~~	645.0		72.5		24.2		—	~~W~~	1,396.3	~~W~~	1,396.3
Average interest rate		2.1%		1.8%		2.3%		1.9%		1.9%		—

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Note 13 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Renminbi, the Japanese Yen and the Euro. As of December 31, 2016, we had U.S. dollar denominated sales-related trade accounts and notes receivable of US$3,558 million, which represented 86.7% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,204 million, which represented 48.4% of our trade accounts payable.

As of December 31, 2016, we also had RMB denominated sales-related trade accounts and notes receivable of RMB1,776 million, which represented 6.2% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥10 million. In addition, we had RMB denominated sales-related trade accounts payable of RMB2,567 million and Japanese Yen denominated sales-related trade accounts payable of ¥14,940 million, which represented 15.1% and 5.3% of our trade accounts and notes payable, net, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2016, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2016, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for approximately 79% of our sales in 2014 and 82% in each of 2015 and 2016. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 2.3% of our sales in 2016, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

According to the Korean Statistical Information Service, the rate of inflation in Korea was 1.3% in 2014, 0.7% in 2015 and 1.0% in 2016. Inflation has not had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

In 2016, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)	US$	499,255.31
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2015	US$	55,369.29

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016. The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sung Sik Hwang qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2015 and 2016:

	Year ended December 31,
	2015		2016
	(in millions of Won)
Audit fees	~~W~~	3,641	~~W~~	3,733
Tax fees		172		103
All other fees		38		21

Total fees	~~W~~	3,851	~~W~~	3,857

Audit fees in the above table are the fees billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

Tax fees in the above table are fees billed by KPMG for tax compliance services and other tax advice.

All other fees for 2015 in the above table are the aggregate fees billed by KPMG for services related to information security trends of global enterprises and the utilization of such trend information for benchmarking purposes and all other fees for 2016 in the above table are the aggregate fees billed by KPMG for services related to our professional curriculm training for certain of our employees.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the SEC. In 2016, no fees were approved pursuant to the de minimis exception.

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

LG DISPLAY CO., LTD. (Registrant)

/s/ SANG BEOM HAN
(Signature)
Name:	Sang Beom Han
Title:	Representative Director, Vice Chairman and Chief Executive Officer

/s/ SANG DON KIM
(Signature)
Name:	Sang Don Kim
Title:	Director, Senior Vice President and Chief Financial Officer

Date: April 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2015 and 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited LG Display Co., Ltd.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). LG Display Co., Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on LG Display Co., Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Display Co., Ltd. and subsidiaries as of December 31, 2015 and 2016 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, LG Display Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2017

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2016

(In millions of won)	Note	December 31, 2015		December 31, 2016
Assets
Cash and cash equivalents	6, 13	~~W~~	751,662	1,558,696
Deposits in banks	6, 13		1,772,337	1,163,750
Trade accounts and notes receivable, net	7, 13, 18, 20		4,097,836	4,957,993
Other accounts receivable, net	7, 13		105,815	143,592
Other current financial assets	8, 13		4,904	28,016
Inventories	9		2,351,669	2,287,785
Prepaid income taxes			3,469	592
Other current assets	7		443,942	343,762

Total current assets			9,531,634	10,484,186
Deposits in banks	6, 13		13	13
Investments in equity accounted investees	10		384,755	172,683
Other non-current financial assets	8, 13		49,732	74,633
Property, plant and equipment, net	11, 21		10,546,020	12,031,449
Intangible assets, net	12, 21		838,730	894,937
Deferred tax assets	28		930,629	867,011
Other non-current assets	7		295,647	359,424

Total non-current assets			13,045,526	14,400,150

Total assets		~~W~~	22,577,160	24,884,336

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2015 and 2016

(In millions of won)	Note	December 31, 2015		December 31, 2016
Liabilities
Trade accounts and notes payable	13, 20	~~W~~	2,764,694	2,877,326
Current financial liabilities	13, 14		1,416,112	667,909
Other accounts payable	13		1,499,722	2,449,517
Accrued expenses			633,113	639,629
Income tax payable			91,726	257,082
Provisions	16		109,897	55,972
Advances received			51,127	61,818
Other current liabilities	17		40,321	48,966

Total current liabilities			6,606,712	7,058,219
Non-current financial liabilities	13, 14		2,808,204	4,111,333
Non-current provisions	16		11,817	8,155
Defined benefit liabilities, net	15		353,798	142,987
Deferred tax liabilities	28		34,663	32,108
Other non-current liabilities	17		57,010	69,146

Total non-current liabilities			3,265,492	4,363,729

Total liabilities			9,872,204	11,421,948

Equity
Share capital	19		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			8,158,526	9,004,283
Reserves	19		(5,766)	(88,478)

Total equity attributable to owners of the Controlling Company			12,192,952	12,955,997

Non-controlling interests			512,004	506,391

Total equity			12,704,956	13,462,388

Total liabilities and equity		~~W~~	22,577,160	24,884,336

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2015 and 2016

(In millions of won, except earnings per share)	Note	2014		2015	2016
Revenue	20, 21	~~W~~	26,455,529	28,383,884	26,504,074
Cost of sales	9, 20		(22,667,134)	(24,069,572)	(22,754,270)

Gross profit			3,788,395	4,314,312	3,749,804
Selling expenses	23		(746,686)	(878,368)	(694,914)
Administrative expenses	23		(520,160)	(592,517)	(610,479)
Research and development expenses			(1,164,294)	(1,217,929)	(1,133,972)
Other income	25		1,071,903	1,273,901	1,591,801
Other expenses	25		(1,095,071)	(1,326,782)	(1,467,831)
Finance income	26		105,443	158,829	139,671
Finance costs	26		(215,536)	(316,229)	(266,186)
Equity in income of equity accounted investees, net	10		17,963	18,765	8,339

Profit before income tax			1,241,957	1,433,982	1,316,233
Income tax expense	27		(324,553)	(410,526)	(384,725)

Profit for the year			917,404	1,023,456	931,508

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	15, 27		(147,822)	(110,257)	155,346
Other comprehensive income (loss) from associates and joint ventures			189	(607)	200
Related income tax	15, 27		35,773	26,682	(37,594)

			(111,860)	(84,182)	117,952
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	26, 27		733	(288)	(77)
Foreign currency translation differences for foreign operations	26, 27		43,950	44,913	(90,503)
Other comprehensive income (loss) from associates and joint ventures	27		(7,322)	19,176	(5,416)
Related income tax	27		(119)	214	19

			37,242	64,015	(95,977)
Other comprehensive income (loss) for the year, net of income tax			(74,618)	(20,167)	21,975

Total comprehensive income for the year			842,786	1,003,289	953,483

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2014, 2015 and 2016

(In millions of won, except earnings per share)	Note	2014		2015	2016
Profit attributable to:
Owners of the Controlling Company			904,268	966,553	906,713
Non-controlling interests			13,136	56,903	24,795

Profit for the year		~~W~~	917,404	1,023,456	931,508

Total comprehensive income attributable to:
Owners of the Controlling Company			820,239	940,448	941,953
Non-controlling interests			22,547	62,841	11,530

Total comprehensive income for the year		~~W~~	842,786	1,003,289	953,483

Earnings per share (In won)
Basic earnings per share	29	~~W~~	2,527	2,701	2,534

Diluted earnings per share	29	~~W~~	2,527	2,701	2,534

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2015 and 2016

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2014	~~W~~	1,789,079	2,251,113	6,662,655	(91,674)	10,611,173	186,247	10,797,420
Total comprehensive income (loss) for the year
Profit for the year		—	—	904,268	—	904,268	13,136	917,404
Other comprehensive income (loss)		—	—	(111,860)	27,831	(84,029)	9,411	(74,618)

	~~W~~	—	—	792,408	27,831	820,239	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	~~W~~	1,789,079	2,251,113	7,455,063	(63,843)	11,431,412	351,998	11,783,410

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	7,455,063	(63,843)	11,431,412	351,998	11,783,410

Total comprehensive income (loss) for the year
Profit for the year		—	—	966,553	—	966,553	56,903	1,023,456
Other comprehensive income (loss)		—	—	(84,182)	58,077	(26,105)	5,938	(20,167)

	~~W~~	—	—	882,371	58,077	940,448	62,841	1,003,289

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,743)	(5,743)
Capital contribution from non-controlling interests		—	—	—	—	—	102,908	102,908

Balances at December 31, 2015	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2014, 2015 and 2016

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the year
Profit for the year		—	—	906,713	—	906,713	24,795	931,508
Other comprehensive income (loss)		—	—	117,952	(82,712)	35,240	(13,265)	21,975

	~~W~~	—	—	1,024,665	(82,712)	941,953	11,530	953,483

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(17,143)	(17,143)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

(In millions of won)	Note	2014		2015	2016
Cash flows from operating activities:
Profit for the year		~~W~~	917,404	1,023,456	931,508
Adjustments for:
Income tax expense	27		324,553	410,526	384,725
Depreciation	11, 22		3,222,085	2,969,394	2,643,445
Amortization of intangible assets	12, 22		270,226	406,462	378,126
Gain on foreign currency translation			(63,626)	(73,057)	(250,508)
Loss on foreign currency translation			89,453	80,084	161,897
Expenses related to defined benefit plans	15, 24		196,756	199,033	220,962
Gain on disposal of property, plant and equipment			(8,989)	(18,179)	(14,637)
Loss on disposal of property, plant and equipment			2,173	4,037	7,466
Impairment loss on property, plant and equipment			8,097	3,027	1,610
Impairment loss on inventories			332,699	363,755	204,123
Bad debt expense (reversal)			495	682	(19)
Loss on disposal of intangible assets			672	29	75
Impairment loss on intangible assets			492	239	138
Reversal of impairment loss on intangible assets			—	(80)	—
Finance income			(55,655)	(81,572)	(58,748)
Finance costs			148,129	222,699	187,931
Equity in income of equity method accounted investees, net	10		(17,963)	(18,765)	(8,339)
Other income			(14,508)	(12,454)	(15,546)
Other expenses			277,128	269,995	182,468

			5,629,621	5,749,311	4,956,677

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014, 2015 and 2016

(In millions of won)	Note	2014		2015	2016
Change in trade accounts and notes receivable			(921,928)	(1,061,400)	(553,756)
Change in other accounts receivable			(14,195)	38,411	62,981
Change in other current assets			(219,599)	87,130	126,616
Change in inventories			(1,156,196)	41,107	(98,435)
Change in other non-current assets			(93,987)	(78,859)	(126,256)
Change in trade accounts and notes payable			390,046	(670,565)	(114,977)
Change in other accounts payable			(229,679)	(459,730)	66,930
Change in accrued expenses			245,373	(66,071)	(16,431)
Change in other current liabilities			(18,242)	14,015	17,272
Change in other non-current liabilities			18,248	48,240	21,641
Change in provisions			(187,021)	(143,228)	(160,462)
Change in defined benefit liabilities, net			(339,482)	(279,672)	(276,459)

Cash generated from operating activities			3,102,959	3,218,689	3,905,341
Income taxes paid			(110,720)	(414,007)	(187,816)
Interests received			39,452	58,860	48,911
Interests paid			(167,170)	(136,965)	(125,530)

Net cash provided by operating activities		~~W~~	2,864,521	2,726,577	3,640,906

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014, 2015 and 2016

(In millions of won)	Note	2014		2015	2016
Cash flows from investing activities:
Dividends received		~~W~~	1,340	25,577	59,820
Proceeds from withdrawal of deposits in banks			1,651,176	2,306,672	3,293,398
Increase in deposits in banks			(1,884,533)	(2,544,114)	(2,684,810)
Acquisition of available-for-sale financial assets			(3,607)	(4,550)	(859)
Proceeds from disposal of available-for-sale financial assets			12,650	2,263	507
Acquisition of financial assets at fair value through profit or loss			—	—	(1,500)
Acquisition of investments in equity accounted investees			(324)	(30,647)	—
Proceeds from disposal of investments in equity accounted investees			8,832	7,263	29,745
Acquisition of property, plant and equipment			(2,982,549)	(2,364,988)	(3,735,948)
Proceeds from disposal of property, plant and equipment			39,647	447,320	278,067
Acquisition of intangible assets			(353,298)	(294,638)	(405,167)
Proceeds from disposal of intangible assets			—	1,135	261
Government grants received			49,424	5,017	6,393
Proceeds from settlement of derivatives			—	(35)	4,008
Increase in short-term loans			—	—	(2,132)
Proceeds from collection of short-term loans			8	—	8,202
Increase in long-term loans			—	(16,516)	(32,498)
Decrease in deposits			2,932	—	2,436
Increase in deposits			(1,522)	(1,595)	(9,105)
Net cash inflow from disposal of subsidiaries, net of cash transferred			8,545	—	—
Acquisition of businesses, net of cash acquired			—	(270,093)	—

Net cash used in investing activities			(3,451,279)	(2,731,929)	(3,189,182)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014, 2015 and 2016

(In millions of won)	Note	2014		2015	2016
Cash flows from financing activities:
Proceeds from short-term borrowings			219,839	—	107,345
Repayments of short-term borrowings			(14,747)	(223,626)	—
Proceeds from issuance of debentures			597,563	298,778	597,573
Proceeds from long-term debt			846,759	901,451	1,667,060
Repayments of long-term debt			(503,618)	(324,570)	(347,693)
Repayments of current portion of long-term debt and debentures			(887,296)	(744,788)	(1,520,287)
Subsidiaries’ dividends distributed to non-controlling interests			—	(5,743)	(17,143)
Capital contribution from non-controlling interests			146,159	102,908	—
Dividends paid			—	(178,908)	(178,908)

Net cash provided by (used in) financing activities			404,659	(174,498)	307,947

Net increase (decrease) in cash and cash equivalents			(182,099)	(179,850)	759,671
Cash and cash equivalents at January 1			1,021,870	889,839	751,662
Effect of exchange rate fluctuations on cash held			50,068	41,673	47,363

Cash and cash equivalents at December 31		~~W~~	889,839	751,662	1,558,696

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2016, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2016, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2016, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2016, there are 27,797,140 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2016

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95

LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116

LG Display Nanjing Co., Ltd. (*1)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4

LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511

LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116

LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008

Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800

LG Display (China) Co., Ltd. (*2)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,156
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2016, Continued

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd. (*3)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	VND 2,187,870
Suzhou Lehui Display Co., Ltd. (*4)	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637

(*1)	In December 2016, the Controlling Company contributed ~~W~~13,979 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*2)	In October 2016, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~1,465 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). The Group’s ownership percentage in LGDCA increased from 70.00% to 70.03% as a result.
(*3)	In May 2016, the Controlling Company established LG Display Vietnam Haiphong Co., Ltd. to manufacture Display products. As of December 31, 2016, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~117,378 million.
(*4)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests (note 31).

As of December 31, 2016, LG Display U.S.A., Inc., a subsidiary of the Controlling Company, completed its voluntary liquidation.

~~W~~430,534 million, ~~W~~531,304 million and ~~W~~349,977 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2014, 2015 and 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

1.	Reporting Entity, Continued

(c)	Associates as of December 31, 2016

(In millions of won)

Associates	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2015	2016
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs	~~W~~ 52,750

New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs	40,045

INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.) (*1)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs	2,450

WooRee E&L Co., Ltd. (*1)(*2)	Ansan, South Korea	21%	14%	December 31	June 2008	Manufacture LED back light unit packages	8,627

LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	8,647

Can Yang Investments Limited (*1)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts	5,580

YAS Co., Ltd. (*1)(*4)	Paju, South Korea	19%	18%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	9,883

Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	23,717

AVATEC Co., Ltd. (*1)(*5)	Daegu, South Korea	16%	17%	December 31	August 2000	Process and sell electric glass for FPDs	20,984

Arctic Sentinel, Inc. (Fuhu, Inc.) (*1)	Los Angeles USA	10%	10%	March 31	June 2008	Develop and manufacture tablet for kids	—

							~~W~~ 172,683

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

1.	Reporting Entity, Continued

(*1)	Although the Controlling Company’s share interests in INVENIA Co, Ltd., WooRee E&L Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd and Arctic Sentinel, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee or the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	In 2016, the Controlling Company’s ownership percentage in WooRee E&L Co., Ltd. (“WooRee E&L”) decreased from 21% to 14% as the Controlling Company did not participate in the capital increase of WooRee E&L. The Controlling Company recognized an impairment loss of ~~W~~6,137 million as finance cost for the difference between the carrying amount and the recoverable amount of investment in WooRee E&L.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February and June 2016, the Controlling Company received ~~W~~2,820 million, ~~W~~2,330 million, respectively, from the Fund as capital distribution. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*4)	The Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19% to 18% as the Controlling Company did not participate in the capital increase of YAS Co., Ltd.
(*5)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Controlling Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

In 2016, the Controlling Company disposed of the entire investments in TLI Inc. and AVACO Co., Ltd. for ~~W~~7,839 million ~~W~~16,756 million, respectively, and recognized ~~W~~3,064 million ~~W~~4,290 million, respectively, for the difference between the disposal amount and the carrying amount as finance income.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 23, 2017.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

2.	Basis of Presenting Financial Statements

(d)	Use of Estimates and Judgments

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 16 and 18)

•	Net realizable value of inventories (note 9)

•	Measurement of defined benefit obligations (note 15)

•	Deferred tax assets and liabilities (note 28)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2016, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share capital

Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

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

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

Provisions for claims, assessments, litigation, fines, and penalties and other sources are evaluated each reporting period by management in consultation with legal counsel and adjusted when appropriate based on the status and development of each matter.

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

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 21 to these consolidated financial statements.

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

For the years ended December 31, 2014, 2015 and 2016

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

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(q)	Change in Accounting Policies

The Group has consistently applied the accounting policies to the consolidated financial statements for 2016 and 2015 except for the new amendment effective for annual periods beginning on or after January 1, 2016 as mentioned below.

(i) IAS 1, Presentation of Financial Statements

The Group has adopted the amendment to IAS 1, Presentation of Financial Statements, since January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided.

The Group has adopted the amendment to IAS 1 and separated the share of other comprehensive income of associates and joint ventures into the share of items that (i) will be reclassified subsequently to profit or loss or (ii) will not be reclassified subsequently to profit or loss.

The Group retrospectively adopted this change in accounting policy and restated the comparative consolidated statements of comprehensive income (loss) and changes in equity for the years ended December 31, 2014 and 2015.

(r)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2016, and the Group has not early adopted them.

(i) IFRS 9, Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued on July 24, 2014 which will replace the IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning after January 1, 2018, with early adoption permitted. The Group plans to adopt IFRS 9 initially on January 1, 2018.

Adoption of IFRS 9 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Group not to restate comparative information for prior periods with respect to classification, measurement and impairment changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 generally will be recognized in retained earnings and reserves as at January 1, 2018.

•	Prospective application of new hedge accounting except for those specified in IFRS 9 for retrospective application such as accounting for the time value of options and others.

Key features of IFRS 9 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, c) new approach to hedge qualification and methods for assessing hedge effectiveness; and d) extensive new disclosures, in particular about hedge accounting, credit risk and expected credit losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

Adoption of IFRS 9 necessitates the assessment on the potential impact on the Group’s consolidated financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting IFRS 9 on the Group’s consolidated financial statements in 2018 is not known and cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Group plans to assess the impacts of adoption of IFRS 9 on its consolidated financial statements, the accounting system and the internal controls in 2017. The Group plans to finalize assessing the financial impact of the adoption of IFRS 9 by September 30, 2017 and disclose the results in its consolidated financial statements for the year ending December 31, 2017. The potential general impact on its consolidated financial statements resulting from the application of new standards are as follows:

Classification and measurement of financial assets

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost (*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI	FVTPL (*2)
Hold to sell financial assets and others	FVTPL

(*1)	The Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Group may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under IFRS 9 are more restrictive than those under IAS 39. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Group. As of December 31, 2016, the Group recognized, under IAS 39, ~~W~~7,917,073 million of loans and receivable, ~~W~~7,993 million of available-for-sale financial assets and ~~W~~1,382 million of financial assets at fair value through profit or loss.

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

As of December 31, 2016, the Group recognized, under IAS 39, ~~W~~7,917,073 million of loans and receivables and ~~W~~154 million of debt instruments classified as available-for-sale financial assets and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2016, the Group recognized, under IAS 39, ~~W~~7,839 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2016, the Group recognized, under IAS 39, ~~W~~1,382 million of debt instrument classified as FVTPL.

Classification and measurement of financial liabilities

Under IFRS 9, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of IFRS 9 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI.

Impairment: financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under IAS 39. However, IFRS 9 replaces the incurred loss model in IAS 39 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

Under IFRS 9, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under IFRS 9, credit losses are recognized earlier than that under IAS 39.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under IFRS 9, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2016, the Group recognized ~~W~~2,604 million of loss allowances for ~~W~~7,919,831 million of financial assets measured at amortized cost such as loans, receivables and debt instrument classified available-for-sale financial asset.

Hedge accounting

IFRS 9 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in IAS 39 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Group. IFRS 9 enlarges the risk management objectives and strategy and allows the Group to apply a more qualitative approach to assessing hedge effectiveness by eliminating mandatory quantitative guidance (80-125 percent).

By complying with the hedging rules in IFRS 9, the Group can apply hedge accounting for transactions that do not meet the hedging criteria under IAS 39 thereby reducing volatility in the profit or loss.

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under IAS 39 instead of the requirements in IFRS 9.

(ii) IFRS 15, Revenue from contracts with customers

IFRS 15, Revenue from contracts with customers, as amended, was published in April 2016 and is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11, Construction Contracts, SIC 31, Revenue: Barter Transactions Involving Advertising Services, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate and IFRIC 18, Transfers of Assets from Customers. The Group plans to adopt IFRS 15 in its consolidated financial statements for annual periods beginning on January 1, 2018, using the retrospective approach. As a result, the Group also will apply retrospective approach for each comparative period presented in its consolidated financial statements in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Group plans to use the practical expedients for completed contracts. This means that completed contracts that began and ended in the same comparative reporting period, as well as the contracts that are completed contracts at the beginning of the earliest period presented (i.e. January 1, 2016), are not restated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

Revenue recognition criteria in IAS 18 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, IFRS 15 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Group plans to assess the impacts of adoption of IFRS 15 on its consolidated financial statements, and evaluating changes in the accounting system and the internal controls in 2017. The Group plans to finalize assessing the financial impact of the adoption of IFRS 15 by September 2017 and disclose the results in its consolidated financial statements for the year ending December 31, 2017. The potential general impact on its consolidated financial statements resulting from the application of the new standard is as follows:

Variable consideration

The consideration received from customers may be variable as the Group allows its customers to return their products, if any fault, according to the contracts. The Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated statement of financial position of the Group.

(iii) IAS 7, Statement of Cash Flows

The amendment to IAS 7, Statement of Cash Flows, is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Management plans to include additional required disclosures in its consolidated financial statements for the year ending December 31, 2017 in accordance with the amendment to IAS 7.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

(iv) IAS 12, Income Taxes

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated statement of financial position of the Group.

(iv) IFRS 16, Leases

IFRS 16 introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. IFRS 16 replaces existing lease guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases-Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019 and early application is permitted if IFRS 15, Revenue from Contracts with Customers are applied at or before the date of initial application of IFRS 16. On transition to IFRS 16, the Group can choose whether to apply the IFRS 16 definition of a lease to all its contracts or apply a practical expedient and not reassess whether a contract is, or contains, a lease. As a lessee, the Group can either apply the standard using a retrospective approach or modified retrospective approach with optional practical expedients. The Group has not determined the transition method. The Group has not yet quantified the impact on its reported assets and liabilities of adoption of IFRS 16. The quantitative effect will be depend on, inter alia, the transition method chosen, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional leases that the Group enters into. The Group expects to disclose its transition approach and quantitative information in its consolidated financial statements for the year ending December 31, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

5.	Risk Management, Continued

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

(In millions of won)
	December 31, 2015		December 31, 2016
Total liabilities	~~W~~	9,872,204	11,421,948
Total equity		12,704,956	13,462,388
Cash and deposits in banks (*1)		2,523,999	2,722,446
Borrowings (including bonds)		4,224,231	4,778,770
Total liabilities to equity ratio		78%	85%
Net borrowings to equity ratio (*2)		13%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	751,662	1,558,696
Deposits in banks
Time deposits	~~W~~	1,701,837	1,091,364
Restricted cash (*)		70,500	72,386

	~~W~~	1,772,337	1,163,750

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	13	13

	~~W~~	2,524,012	2,722,459

(*)	As of December 31, 2015, restricted cash includes mutual growth fund amounting to ~~W~~70,500 million to aid LG Group’s second and third-tier suppliers and others. As of December 31, 2016, restricted cash includes mutual growth fund amounting to ~~W~~70,500 million to aid LG Group’s second and third-tier suppliers, pledge amounting to ~~W~~1,886 million to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Trade, net	~~W~~	3,008,123	3,916,171
Due from related parties		1,089,713	1,041,822

	~~W~~	4,097,836	4,957,993

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2016
Current assets
Non-trade accounts receivable, net	~~W~~	89,792	134,161
Accrued income		16,023	9,431

	~~W~~	105,815	143,592

Due from related parties included in other accounts receivable, as of December 31, 2015 and 2016 are ~~W~~2,526 million and ~~W~~5,231 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2016
Current assets
Advance payments	~~W~~	11,465	9,297
Prepaid expenses		59,962	74,657
Value added tax refundable		372,515	259,808

	~~W~~	443,942	343,762

Non-current assets
Long-term prepaid expenses	~~W~~	293,847	358,424
Long-term advanced payment		1,800	1,000

	~~W~~	295,647	359,424

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

8.	Other Financial Assets

(a) Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2016
Current assets
Available-for-sale financial assets	~~W~~	558	—
Deposits		1,295	20,320
Short-term loans		3,051	7,696

	~~W~~	4,904	28,016

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	—	1,382
Available-for-sale financial assets		10,840	7,993
Deposits		20,939	27,635
Long-term loans		12,805	34,760
Long-term non-trade receivable		5,148	2,619
Derivatives		—	244

	~~W~~	49,732	74,633

Other financial assets of related parties as of December 31, 2015 and 2016 are ~~W~~2,683 million and ~~W~~3,488 million, respectively.

(b) Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2016
Current assets
Debt securities
Government bonds	~~W~~	558	—
Non-current assets
Debt securities
Government bonds	~~W~~	151	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	2,673	729
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		3,372	1,559
ARCH Venture Fund Vill, L.P.		1,378	2,285

	~~W~~	10,689	7,839

	~~W~~	11,398	7,993

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

9.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2016
Finished goods	~~W~~	910,844	930,818
Work-in-process		720,221	685,913
Raw materials		389,442	354,791
Supplies		331,162	316,263

	~~W~~	2,351,669	2,287,785

For the years ended December 31, 2014, 2015 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2014		2015	2016
Inventories recognized as cost of sales	~~W~~	22,667,134	24,069,572	22,754,270
Including: inventory write-downs		332,699	363,755	204,123

There were no significant reversals of inventory write-downs recognized during 2014, 2015 and 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2015		December 31, 2016
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	145,731	—
Paju Electric Glass Co., Ltd.		58,852	52,750
TLI Inc.		5,351	—
AVACO Co., Ltd.		12,758	—
New Optics Ltd.		48,491	40,045
INVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd.) (*2)		1,827	2,450
WooRee E&L Co. Ltd (*2)		25,021	8,627
LB Gemini New Growth Fund No.16		24,268	8,647
Can Yang Investments Limited		7,384	5,580
YAS Co., Ltd.		10,607	9,883
Narenanotech Corporation		24,661	23,717
AVATEC Co., Ltd.(*2)		19,804	20,984
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)		—	—

	~~W~~	384,755	172,683

(*1)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and recognized gain on disposal of its investments in the investee at the time of acquisition (note 31).
(*2)	Based on quoted market prices at December 31, 2016, the fair values of the investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd. and AVATEC Co., Ltd., which are listed companies on the Korea Securities Dealers Automated Quotations, are ~~W~~17,040 million, ~~W~~10,064 million and ~~W~~17,490 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2014, 2015 and 2016 amounted to ~~W~~1,058 million, ~~W~~25,577 million and ~~W~~59,820 million and, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information of a significant joint venture as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 are as follows:

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2015
Total assets	~~W~~	540,241
Current assets		442,130
Non-current assets		98,111
Total liabilities		250,318
Current liabilities		250,318

(*)	Financial information as of December 31, 2016 is not disclosed as the Controlling Company does not hold interest in Suzhou Raken Technology Co., Ltd. as a result of exchange of equity interests.

(In millions of won)	2014		2015	2016(*)
Revenue	~~W~~	1,177,261	993,298	578,885
Profit for the year		5,452	10,682	4,811
Other comprehensive income (loss)		4,321	2,533	(4,641)
Total comprehensive income		9,773	13,215	170

(*)	Represents transactions occurred prior to exchange of equity interests.

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2015
Cash and cash equivalents	~~W~~	44,376

(*)	Financial information as of December 31, 2016 is not disclosed as the Controlling Company does not hold interest in Suzhou Raken Technology Co., Ltd. as a result of exchange of equity interests.

(In millions of won)	2014		2015	2016(*)
Depreciation	~~W~~	9,611	7,858	3,457
Amortization		531	527	275
Interest income		4,043	1,010	666
Interest expense		17	17	87
Income tax expense		2,704	3,608	1,712

(*)	Represents transactions occurred prior to exchange of equity interests.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

10.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of a significant joint venture to its carrying value in the consolidated financial statements as of December 31, 2015 is as follows:

(i) As of December 31, 2015

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	~~W~~	289,923	51%	147,861	(2,130)	145,731

(*)	Financial information as of December 31, 2016 is not disclosed as the Controlling Company does not hold interest in Suzhou Raken Technology Co., Ltd. as a result of exchange of equity interests.

(d)	Summary of financial information as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 of a major associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2015		December 31, 2016
Total assets	~~W~~	239,231	225,086
Current assets		193,110	182,656
Non-current assets		46,121	42,430
Total liabilities		90,494	91,364
Current liabilities		86,298	87,116
Non-current liabilities		4,196	4,248

(In millions of won)	2014		2015	2016
Revenue	~~W~~	589,366	491,329	549,559
Profit for the year		11,026	14,729	21,082
Other comprehensive income (loss)		(14,709)	(51)	16,477
Total comprehensive income (loss)		(3,684)	14,678	37,559

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

10.	Investments in Equity Accounted Investees, Continued

(e)	Reconciliation from financial information of a major associate to their carrying value in the consolidated financial statements as of December 31, 2015 and 2016 is as follows:

(i) As of December 31, 2015

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	148,737	40%	59,494	—	(642)	58,852

(ii) As of December 31, 2016

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	133,722	40%	53,489	—	(739)	52,750

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

10.	Investments in Equity Accounted Investees, Continued

(f)	Book value of other joint venture and associates, in aggregate, as of December 31, 2015 and 2016 is as follows:

(i) As of December 31, 2015

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other joint venture	~~W~~	—	(991)	3,948	2,957
Other associates		180,172	8,461	13,349	21,810

(ii) As of December 31, 2016

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	119,933	(2,983)	(14,197)	(17,180)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

10.	Investments in Equity Accounted Investees, Continued

(g)	Reconciliation from financial information of significant joint venture and associates to their carrying value in the consolidated financial statements for the years ended December 31, 2015 and 2016 is as follows:

(In millions of won)
		2015
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint ventures	Suzhou Raken Technology Co., Ltd.	~~W~~	138,912	—	—	5,527	1,292	—	145,731
	Others		28,733	(31,690)	—	(991)	3,948	—	—
Associates	Paju Electric Glass Co., Ltd.		77,162	—	(24,058)	5,768	(20)	—	58,852
	Others		162,837	23,835	(1,519)	8,461	13,349	(26,791)	180,172

		~~W~~	407,644	(7,855)	(25,577)	18,765	18,569	(26,791)	384,755

(In millions of won)
		2016
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	~~W~~	145,731	(121,204)	(29,902)	2,985	2,390	—	—
Associates	Paju Electric Glass Co., Ltd.		58,852	—	(21,030)	8,337	6,591	—	52,750
	Others		180,172	(28,034)	(8,888)	(2,983)	(14,197)	(6,137)	119,933

		~~W~~	384,755	(149,238)	(59,820)	8,339	(5,216)	(6,137)	172,683

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

11.	Property, Plant and Equipment, Net

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	~~W~~	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250
Accumulated depreciation as of January 1, 2015		—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)
Accumulated impairment loss as of January 1, 2015		—	—	(8,167)	(1)	—	(13)	(8,181)

Book value as of January 1, 2015	~~W~~	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866
Additions		—	—	—	—	2,561,108	—	2,561,108
Business combinations (*2)		—	—	24,466	490	—	2,054	27,010
Depreciation		—	(278,225)	(2,618,820)	(56,353)	—	(15,996)	(2,969,394)
Impairment loss		—	—	(3,027)	—	—	—	(3,027)
Disposals		(2,092)	(5,651)	(437,515)	(913)	—	(9,992)	(456,163)
Others (*3)		30,210	48,824	2,232,756	79,910	(2,415,227)	23,527	—
Effect of movements in exchange rates		68	986	(11,673)	(688)	316	(372)	(11,363)
Government grants received		—	—	(5,017)	—	—	—	(5,017)

Book value as of December 31, 2015	~~W~~	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020

Acquisition cost as of December 31, 2015	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802

Accumulated depreciation as of December 31, 2015	~~W~~	—	(2,117,951)	(31.694.483)	(663,331)	—	(164,257)	(34,640,022)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(5,760)	—	—	—	(5,760)

(*1)	As of December 31, 2015, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED Lighting business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*3)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

11.	Property, Plant and Equipment, Net, Continued

Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802
Accumulated depreciation as of January 1, 2016		—	(2,117,951)	(31,694,483)	(663,331)	—	(164,257)	(34,640,022)
Accumulated impairment loss as of January 1, 2016	~~W~~	—	—	(5,760)	—	—	—	(5,760)

Book value as of January 1, 2016		462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020
Additions		—	—	—	—	4,562,263	—	4,562,263
Business combinations (*2)		—	16,023	655	449	—	663	17,790
Depreciation		—	(288,891)	(2,283,482)	(57,130)	—	(13,942)	(2,643,445)
Impairment loss		—	(1,610)	—	—	—	—	(1,610)
Disposals		(1,303)	(3,204)	(284,855)	(1,746)	—	(862)	(291,970)
Others (*3)		—	313,404	2,461,635	52,471	(2,846,180)	18,670	—
Effect of movements in exchange rates		—	(30,357)	(118,060)	(1,349)	(1,179)	(261)	(151,206)
Government grants received		—	(638)	(3,869)	—	(1,886)	—	(6,393)

Book value as of December 31, 2016	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449

Acquisition cost as of December 31, 2016	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391

Accumulated depreciation as of December 31, 2016	~~W~~	—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	(1,651)	(2,290)	—	—	—	(3,941)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.
(*3)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Capitalized borrowing costs	~~W~~	35,771	13,696	16,909
Capitalization rate		4.23%	3.73%	2.91%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

12.	Intangible Assets, Net

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2015	~~W~~	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925
Accumulated amortization as of January 1, 2015		(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	~~W~~	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670
Additions-internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions-external purchases		28,504	—	1,930	—	73,098	—	—	—	—	103,532
Business combinations (*1)		197,454	144	—	—	—	35,165	—	88,932	—	321,695
Amortization (*2)		(30,780)	(77,359)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(406,462)
Disposals		—	(11)	(1,153)	—	—	—	—	—	—	(1,164)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	75,401	—	—	(75,401)	—	—	—	—	—
Effect of movements in exchange rates		4,333	12,161	85	—	42	—	—	930	—	17,551

Book value as of December 31, 2015	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730

Acquisition cost as of December 31, 2015	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578

Accumulated amortization as of December 31, 2015	~~W~~	(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(9,873)	—	—	—	—	—	—	(9,873)

(*1)	Business combinations include intangible assets related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED Lighting business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

12.	Intangible Assets, Net, Continued

Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2016	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578
Accumulated amortization as of January 1, 2016		(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730
Additions-internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions-external purchases		21,160	—	800	—	80,481	—	—	—	—	102,441
Business combinations (*1)		—	365	—	—	—	—	—	4,623	—	4,988
Amortization (*2)		(41,088)	(75,786)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(378,126)
Disposals		—	—	(336)	—	—	—	—	—	—	(336)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	65,327	—	—	(65,327)	—	—	—	—	—
Effect of movements in exchange rates		5,256	(1,766)	8	—	598	—	—	994	—	5,090

Book value as of December 31, 2016	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937

Acquisition cost as of December 31, 2016	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991

Accumulated amortization as of December 31, 2016	~~W~~	(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

(*1)	Business combinations include intangible assets related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Cash and cash equivalents	~~W~~	751,662	1,558,696
Deposits in banks		1,772,350	1,163,763
Trade accounts and notes receivable, net		4,097,836	4,957,993
Non-trade receivable, net		89,792	134,161
Accrued income		16,023	9,431
Available-for-sale financial assets		709	154
Financial assets at fair value through profit or loss		—	1,382
Deposits		22,234	47,954
Short-term loans		3,051	7,696
Long-term loans		12,805	34,760
Long-term non-trade receivable		5,148	2,619
Derivatives		—	244

	~~W~~	6,771,610	7,918,853

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of December 31, 2015 and 2016 are as follows:

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,076,022	102,431	5,200	(1,339)	(535)	(52)
Past due 1-15 days		6,555	1,280	—	(2)	(13)	—
Past due 16-30 days		201	1,775	—	—	(12)	—
Past due 31-60 days		—	45	—	—	—	—
Past due more than 60 days		16,565	850	—	(166)	(6)	—

	~~W~~	4,099,343	106,381	5,200	(1,507)	(566)	(52)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,958,591	140,893	2,643	(1,488)	(669)	(23)
Past due 1-15 days		386	2,298	—	—	(20)	—
Past due 16-30 days		417	309	—	—	—	—
Past due 31-60 days		65	640	—	—	(6)	—
Past due more than 60 days		22	545	—	—	(398	—

	~~W~~	4,959,481	144,685	2,643	(1,488)	(1,093)	(23)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2014, 2015 and 2016 is as follows:

(In millions of won)	Trade accounts and notes receivable
	2014		2015	2016
Balance at the beginning of the year	~~W~~	330	825	1,507
(Reversal of) Bad debt expense		495	682	(19)

Balance at the end of the year	~~W~~	825	1,507	1,488

(In millions of won)	Other accounts receivable
	2014		2015	2016
Balance at the beginning of the year	~~W~~	251	794	566
(Reversal of) Bad debt expense		543	(228)	527

Balance at the end of the year	~~W~~	794	566	1,093

(In millions of won)	Long-term non-trade receivable
	2014		2015	2016
Balance at the beginning of the year	~~W~~	89	79	52
(Reversal of) Bad debt expense		(10)	(27)	(29)

Balance at the end of the year	~~W~~	79	52	23

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	~~W~~	700,820	744,323	12,447	12,653	430,698	288,525	—
Unsecured bank loans		2,197,132	2,307,718	322,139	21,451	639,176	1,263,210	61,742
Unsecured bond issues		1,880,818	1,999,660	204,327	211,498	536,350	966,390	81,095
Trade accounts and notes payable		2,877,326	2,877,326	2,877,326	—	—	—	—
Other accounts payable		2,449,517	2,449,981	2,447,321	2,660	—	—	—
Long-term other accounts payable		3,530	3,992	—	—	3,992	—	—
Derivative financial liabilities
Derivatives		472	478	134	164	180	—	—

	~~W~~	10,109,615	10,383,478	5,863,694	248,426	1,610,396	2,518,125	142,837

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	578	1,005	866	12	—	45
Deposits in banks	—	—	1,200	—	—	—
Trade accounts and notes receivable	2,935	12	1,465	—	—	—
Non-trade receivable	20	2	101	13	—	—
Long-term non-trade receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	27	6	—	—
Trade accounts and notes payable	(1,207)	(17,016)	(1,267)	—	—	—
Other accounts payable	(541)	(13,821)	(1,352)	(7)	(2)	(11)
Debt	(1,185)	—	(1,964)	—	—	—

Net exposure	605	(29,564)	(924)	24	(2)	34

(In millions)	December 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	518	308	3,785	36	1	77	338,770
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,558	10	1,776	—	—	—	—
Non-trade receivable	52	2,434	199	12	—	2	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	210	6	—	—	506
Trade accounts and notes payable	(1,204)	(14,940)	(2,567)	—	—	—	—
Other accounts payable	(397)	(9,836)	(771)	(7)	(2)	(5)	(665,869)
Debt	(1,251)	—	(3,264)	—	—	—	—

Net exposure	1,279	(21,765)	(132)	47	(1)	74	(326,593)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2014		2015	2016	December 31, 2015		December 31, 2016
USD	~~W~~	1052.70	1,131.30	1,159.83	~~W~~	1,172.00	1,208.50
JPY		9.96	9.35	10.67		9.72	10.37
CNY		170.83	179.47	174.40		178.48	173.26
TWD		34.73	35.64	35.97		35.51	37.41
EUR		1,398.37	1,256.17	1,283.95		1,280.53	1,267.60
PLN		334.20	300.22	294.41		300.79	287.62
BRL		448.16	344.70	333.74		295.90	371.31
VND		0.0497	0.0516	0.0518		0.0522	0.0531

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2015 and 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2015			December 31, 2016
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	24,838	33,152	57,111	63,337
JPY (5 percent weakening)		(11,340)	(9,486)	(8,972)	(7,237)
CNY (5 percent weakening)		(8,582)	1,069	(3,410)	7,077
TWD (5 percent weakening)		42	—	88	—
EUR (5 percent weakening)		(214)	270	(40)	(79)
PLN (5 percent weakening)		575	(208)	1,129	(167)
VND (5 percent weakening)		—	—	(867)	—

A stronger won against the above currencies as of December 31, 2015 and 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	2,524,708	2,722,600
Financial liabilities		(2,289,336)	(2,203,378)

	~~W~~	235,372	519,222

Variable rate instruments
Financial liabilities	~~W~~	(1,934,895)	(2,575,392)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2015 and 2016 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2015
Variable rate instruments (*)	~~W~~	(14,667)	14,667	(14,667)	14,667
December 31, 2016
Variable rate instruments (*)	~~W~~	(16,868)	16,868	(16,868)	16,868

(*) Financial instruments subject to interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2015			December 31, 2016
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	709	709	154	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	751,662	(*)	1,558,696	(*)
Deposits in banks		1,772,350	(*)	1,163,763	(*)
Trade accounts and notes receivable		4,097,836	(*)	4,957,993	(*)
Non-trade receivable		89,792	(*)	134,161	(*)
Accrued income		16,023	(*)	9,431	(*)
Deposits		22,234	(*)	47,954	(*)
Short-term loans		3,051	(*)	7,696	(*)
Long-term loans		12,805	(*)	34,760	(*)
Long-term non-trade receivable		5,148	(*)	2,619	(*)
Liabilities carried at fair value
Derivatives	~~W~~	85	85	472	472
Liabilities carried at amortized cost
Secured bank loans	~~W~~	698,192	698,192	700,820	700,820
Unsecured bank loans		1,239,914	1,239,969	2,197,132	2,200,522
Unsecured bond issues		2,286,125	2,337,835	1,880,818	1,903,863
Trade accounts and notes payable		2,764,694	(*)	2,877,326	(*)
Other accounts payable		1,499,722	1,499,963	2,449,517	2,449,938
Long-term other accounts payable		8,402	9,005	3,530	3,891

(*) Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2015 and 2016 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	729
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		3,372	1,559
ARCH Venture Fund Vill, L.P.		1,378	2,285

	~~W~~	10,689	7,839

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Financial Instruments measured at cost, Continued

The movement in the available-for-sale financial assets measured at cost for the years ended December 31, 2015 and 2016 is as follows:

(In millions of won)	December 31, 2015
	January 1, 2015		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	—	—	2,673
Kyulux Inc.		—	3,266	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	—	—	3,372
ARCH Venture Fund Vill, L.P		118	792	—	—	468	1,378

	~~W~~	6,163	4,058	—	—	468	10,689

(In millions of won)	December 31, 2016
	January 1, 2016		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	—	729
Kyulux Inc.		3,266	—	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	—	1,559
ARCH Venture Fund Vill, L.P		1,378	859	(48)	—	96	2,285

	~~W~~	10,689	859	(48)	(3,757)	96	7,839

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have quoted prices in active markets for identical instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

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

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2015 and December 31, 2016 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives	~~W~~	—	—	85	85

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives	~~W~~	—	—	472	472

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2015 and December 31, 2016 are as follows:

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	698,192	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,239,969	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,499,963	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	9,005	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	700,820	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,200,522	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,449,938	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2015	December 31, 2016
Debentures, loans and others	1.52~2.48%	1.48~2.68%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Current
Short-term borrowings	~~W~~	—	113,209
Current portion of long-term debt		1,416,112	554,700

	~~W~~	1,416,112	667,909

Non-current
Won denominated borrowings	~~W~~	202,992	821,922
Foreign currency denominated borrowings		1,323,454	1,777,877
Bonds		1,281,673	1,511,062
Derivatives (*)		85	472

	~~W~~	2,808,204	4,111,333

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of December 31, 2015 and 2016 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2016 (%)(*)	December 31, 2015		December 31, 2016
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	—		113,209

Foreign currency equivalent			—	USD	94

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

14.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won) Lender	Annual interest rate as of December 31, 2016 (%)	December 31, 2015		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	4,452	2,991
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55, 5-year Industrial Financial Debenture rate + 0.60, CD rate (91days) + 0.64, CD rate (91days) + 0.74		—	620,000
Less current portion of long-term borrowings			(1,460)	(1,069)

		~~W~~	202,992	821,922

(d)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of December 31, 2016 (%)(*)	December 31, 2015		December 31, 2016
The Export-Import Bank of Korea	3ML+0.55~1.40	~~W~~	879,000		1,027,225
Standard Chartered Bank Korea Limited	6ML+0.62		—		8,469
China Construction Bank and others	USD: 3ML+2.00 CNY: 4.28		854,654		926,058

Foreign currency equivalent		USD	1,185	USD	1,157
		CNY	1,964	CNY	3,264
Less current portion of long-term borrowings		~~W~~	(410,200)		(183,875)

		~~W~~	1,323,454		1,777,877

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)	Maturity	Annual interest rate as of December 31, 2016 (%)	December 31, 2015		December 31, 2016
Won denominated bonds (*)
Publicly issued bonds	April 2017~ May 2022	1.73~3.73	~~W~~	2,290,000	1,885,000
Less discount on bonds				(3,875)	(4,182)
Less current portion				(1,004,452)	(369,756)

			~~W~~	1,281,673	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

15.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,381,648	1,401,396
Fair value of plan assets		(1,027,850)	(1,258,409)

	~~W~~	353,798	142,987

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2015 and 2016 are as follows:

(In millions of won)
	2015		2016
Opening defined benefit obligations	~~W~~	1,114,689	1,381,648
Current service cost		187,768	210,682
Interest cost		38,776	39,420
Remeasurements (before tax)		104,817	(161,082)
Benefit payments		(66,755)	(65,099)
Transfers from (to) related parties		2,353	(4,205)
Others		—	32

Closing defined benefit obligations	~~W~~	1,381,648	1,401,396

Weighted average remaining maturity of defined benefit obligations as of December 31, 2015 and 2016 are 14.5 years and 14.3 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2015 and 2016 are as follows:

(In millions of won)
	2015		2016
Opening fair value of plan assets	~~W~~	790,509	1,027,850
Expected return on plan assets		27,511	29,140
Remeasurements (before tax)		(5,440)	(5,736)
Contributions by employer directly to plan assets		270,000	265,000
Benefit payments		(54,809)	(57,845)
Transfers from (to) related parties		79	—

Closing fair value of plan assets	~~W~~	1,027,850	1,258,409

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

15.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,027,850	1,258,409

As of December 31, 2016, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2017 is nil under the assumption that the Controlling Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Controlling Company would leave the Controlling Company on December 31, 2017.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)	2014		2015	2016
Current service cost	~~W~~	159,239	187,768	210,682
Past service cost		21,990	—	—
Net interest cost		15,527	11,265	10,280

	~~W~~	196,756	199,033	220,962

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2014		2015	2016
Cost of sales	~~W~~	157,324	159,348	177,652
Selling expenses		11,872	11,567	12,513
Administrative expenses		15,252	14,809	16,486
Research and development expenses		12,308	13,309	14,311

	~~W~~	196,756	199,033	220,962

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)	2014		2015	2016
Balance at January 1	~~W~~	(85,860)	(197,720)	(281,902)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(24,399)	15,567	70,258
Demographic assumptions		7,016	(22,267)	(4,605)
Financial assumptions		(126,717)	(98,117)	95,429
Return on plan assets		(3,722)	(5,440)	(5,736)
Share of associates regarding remeasurements		189	(607)	200

		(147,633)	(110,864)	155,546

Income tax		35,773	26,682	(37,594)

Balance at December 31	~~W~~	(197,720)	(281,902)	(163,950)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

15.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2014	2015	2016
Expected rate of salary increase	5.1%	5.1%	4.7%
Discount rate for defined benefit obligations	3.5%	2.9%	3.0%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2015	December 31, 2016
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2016 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(174,724)	212,383
Expected rate of salary increase		206,250	(173,543)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

16.	Provisions

Changes in provisions for the year ended December 31, 2015 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*2)	Others	Total
Balance of January 1, 2015	~~W~~	148,303	51,964	1,631	201,898
Additions		110,181	146,829	3,248	260,258
Usage and reclassification		(197,239)	(142,364)	(839)	(340,442)

Balance at December 31, 2015	~~W~~	61,245	56,429	4,040	121,714

Current	~~W~~	61,245	47,860	792	109,897
Non-current	~~W~~	—	8,569	3,248	11,817

Changes in provisions for the year ended December 31, 2016 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance at January 1, 2016	~~W~~	61,245	56,429	4,040	121,714
Additions		12,471	166,322	873	180,666
Reversal		(14,887)	(631)	(3,248)	(18,766)
Usage and reclassification		(58,829)	(161,335)	—	(220,164)
Business combination (*3)		—	677	—	677

Balance at December 31, 2016	~~W~~	—	62,462	1,665	64,127

Current	~~W~~	—	54,307	1,665	55,972
Non-current	~~W~~	—	8,155	—	8,155

(*1)	The Controlling Company reached agreements on individual lawsuit and class actions in the United States and Canada, respectively, in connection with alleged violation of the antitrust laws during the year ended December 31, 2016.
(*2)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.
(*3)	Business combination includes warranty liability related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

17.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2016
Current liabilities
Withholdings	~~W~~	30,477	40,190
Unearned revenues		9,844	8,776

	~~W~~	40,321	48,966

Non-current liabilities
Long-term accrued expenses	~~W~~	48,609	65,616
Long-term other accounts payable		8,401	3,530

	~~W~~	57,010	69,146

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

18.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds or the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. As of December 31, 2016, the case which has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review (“IPR”) is still stayed although IPR has been completed. The Group does not have a present obligation for this matter and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Others

The Group is defending against various claims related to intellectual property and others in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

18.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with KEB Hana Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,023 million (~~W~~2,445,376 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000	—	—
	Sumitomo Mitsui Banking Corporation	USD	20	24,170	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD	70	84,595	—	—

		USD	90		—	—
		KRW	90,000	198,765	—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	362,550	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	82	99,097	—	—
	Hongkong & Shanghai Banking Corp.	USD	150	181,275	—	—
	Taishin International Bank	USD	320	386,270	—	—
	Sumitomo Mitsui Banking Corporation	USD	100	120,850	—	—

LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	151,063	—	—

LG Display Germany GmbH	Citibank	USD	160	193,360	—	—
	BNP Paribas	USD	107	129,310	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	600	725,100	—	—
	Sumitomo Mitsui Banking Corporation	USD	250	302,125	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	108,765	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD	64	77,344	—	—

		USD	2,348	2,837,559	—	—

		USD	2,438		—
		KRW	90,000	3,036,324	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

18.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2016, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~48,340 million) with KEB Hana Bank, USD 80 million (~~W~~96,680 million) with Bank of China and USD 50 million (~~W~~60,425 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (~~W~~10,272 million) from Shinhan bank for value added tax payments in Poland and amounting to USD 75 million (~~W~~90,638 million) from Westchester Fire Insurance Company for the settlement of a litigation.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~7,258 million), CNY 3,641 million (~~W~~630,840 million), USD 0.5 million (~~W~~604 million), EUR 2.5 million (~~W~~3,169 million) and PLN 0.2 million (~~W~~58 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 23 million (~~W~~27,796 million) and JPY 8,000 million (~~W~~82,945 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2016, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~360,572 million) and CNY 1,964 million (~~W~~340,248 million) from China Construction Bank, as of December 31, 2016, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~804,534 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

19.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2015 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to December 31, 2016.

(b)	Reserves

Reserves consist mainly of the following:

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates and joint venture

The other comprehensive income (loss) from associates and joint venture comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2015 and 2016 are as follows:

	December 31, 2015		December 31, 2016
Net change in fair value of available-for-sale financial assets	~~W~~	58	—
Foreign currency translation differences for foreign operations		18,196	(59,042)
Other comprehensive income (loss) from associates and joint venture (excluding remeasurements)		(24,020)	(29,436)

	~~W~~	(5,766)	(88,478)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

19.	Capital and Reserves, Continued.

The movement in reserves for the years ended December 31, 2014, 2015 and 2016 is as follows:

(In millions of won)
	Net change in fair value of available-for- sale financial assets		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates and joint ventures (excluding remeasurements)	Total
January 1, 2014	~~W~~	(271)	(55,529)	(35,874)	(91,674)
Change in reserves		547	34,606	(7,322)	27,831
December 31, 2014		276	(20,923)	(43,196)	(63,843)
January 1, 2015		276	(20,923)	(43,196)	(63,843)
Change in reserves		(218)	39,119	19,176	58,077
December 31, 2015		58	18,196	(24,020)	(5,766)
January 1, 2016		58	18,196	(24,020)	(5,766)
Change in reserves		(58)	(77,238)	(5,416)	(82,712)
December 31, 2016		—	(59,042)	(29,436)	(88,478)

(c)	Dividends

On March 16, 2017, the Controlling Company declared a cash dividend of ~~W~~178,908 million (~~W~~500 won per share) to shareholders of record as of December 31, 2016 and distributed the cash dividend to such shareholders on April 13, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2016 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	Shinbo Electric Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2015 and 2016 are as follows:

Classification	December 31, 2015	December 31, 2016
Subsidiaries of associates	ADP System Co., Ltd.	—
	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	—
	New Optics USA, Inc.	New Optics USA, Inc.
	—	NEWOPTIX RS. SA DE CV

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the	Hi Logistics Co., Ltd.	—
entity that has	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
significant influence	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
over the Controlling	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
Company	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Innotek USA, Inc.	—
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

Classification	December 31, 2015	December 31, 2016
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd	LG Electronics S.A. (Pty) Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	—
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Hi Logistics Europe B.V.	—
	Hi Logistics (China) Co., Ltd.	—
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	—	LG Electronics Egypt S.A.E.
	—	LG Innotek Yantai Co., Ltd.
	—	LG Electronics Alabama Inc.

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Short-term benefits	~~W~~	2,607	2,940	2,323
Expenses related to the defined benefit plan		355	378	897

	~~W~~	2,962	3,318	3,220

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint ventures
Suzhou Raken Technology Co., Ltd.	~~W~~	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	~~W~~	190,780	—	—	—	101,830	2,045

Associates and their subsidiaries
New Optics Ltd.	~~W~~	579	—	56,412	—	11,057	2,015
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	202,915	—	3,754
AVATEC Co., Ltd.		—	265	143	—	92,353	360
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	4,951
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
Shinbo Electric Co., Ltd.		103,091	—	686,100	—	106,311	55
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	4,418	—	497
YAS Co., Ltd.		—	—	734	21,614	—	460

	~~W~~	103,711	1,058	1,445,697	254,467	209,721	20,382

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	2,157,472	—	60,002	267,212	—	73,255
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		342,474	—	—	—	—	1,719
LG Electronics RUS, LLC		530,121	—	—	—	—	—
LG Electronics do Brasil Ltda.		363,092	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	13,082
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,993	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		188,993	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		114,458	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		193,246	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. z o.o.	~~W~~	571,252	—	—	—	—	—
LG Electronics Shenyang Inc.		175,424	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		28,177	—	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		960,523	—	—	—	—	1,065
LG Electronics Wroclaw Sp. z o.o.		719,543	—	—	—	—	62
Others		50	—	810	—	—	67,149

	~~W~~	4,447,802	—	510,162	29,993	—	83,581

	~~W~~	6,899,765	1,058	2,015,861	551,672	311,551	179,263

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	143,125	—	—	—	—	361
Associates and their subsidiaries
New Optics Ltd.	~~W~~	92	—	47,404	—	5,880	441
New Optics USA, Inc.		—	—	—	—	29,475	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		9	—	49	42,007	—	122

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
TLI Inc.	~~W~~	—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	82,797	—	6,223
AVATEC Co., Ltd.		—	530	278	—	52,097	1,599
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	761
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
Shinbo Electric Co., Ltd.		284,255	—	473,484	—	97,736	83
Narenanotech Corporation		3	—	634	20,515	—	643
Glonix Co., Ltd.		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,465	2,853	—	629
YAS Co., Ltd.		9	—	810	20,324	—	974
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	284,376	25,577	1,041,577	168,496	185,188	15,403

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,694,039	—	39,791	255,046	—	133,536
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics Nanjing Display Co., Ltd.		182,302	—	—	—	—	2,200

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	198,897	—	—	—	—	420
LG Electronics do Brasil Ltda.		298,679	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	44,691
Qingdao LG Inspur Digital Communication Co., Ltd.		271,405	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		286,420	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		160,842	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		448,468	—	—	—	—	1,371
LG Electronics Shenyang Inc.		109,844	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd.		13,050	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		523,623	—	—	—	—	298
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	5,664
LG Electronics Reynosa, S.A. DE C.V.		1,020,471	—	—	—	—	9
Hi Entech Co., Ltd.		—	—	—	—	—	24,963
Hi Logistics Co., Ltd.		34	—	—	—	—	24,832
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	7,183
Hientech (Tianjin) Co., Ltd.		—	—	—	—	—	19,149
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
Others		12	—	2	—	—	8,567

	~~W~~	3,799,237	—	299,035	40,436	—	141,028

	~~W~~	5,920,777	25,577	1,380,403	463,978	185,188	290,328

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd. (*1)	~~W~~	59,388	29,902	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		54	—	1,429	48,398	—	261
TLI Inc. (*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd. (*2)		—	128	703	31,299	—	1,373
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
Shinbo Electric Co., Ltd.		204,637	—	355,607	—	2,449	1,097
Narenanotech Corporation		17	—	513	24,821	—	909
WooRee E&L Co., Ltd.		—	—	—	—	—	32
YAS Co., Ltd.		44	—	2,076	80,836	—	1,758
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—

	~~W~~	207,254	29,918	921,592	185,354	80,723	12,624

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,580,279	—	23,047	538,175	—	103,158
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	69
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	141
LG Electronics Nanjing New Technology Co., Ltd.		229,773	—	—	293	—	1,876
LG Electronics RUS, LLC		127,316	—	—	—	—	2,993
LG Electronics do Brasil Ltda.		133,903	—	—	—	—	3,430
LG Innotek Co., Ltd.		11,503	—	209,878	—	—	9,873
Qingdao LG Inspur Digital Communication Co., Ltd.		47,804	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		370,966	—	—	—	—	5
LG Electronics Mexicalli, S.A. DE C.V.		210,021	—	—	—	—	77
LG Electronics Mlawa Sp. z o.o.		709,558	—	—	—	—	895
LG Electronics Taiwan Taipei Co., Ltd.		11,919	—	—	—	—	27

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Wroclaw Sp. z o.o.	~~W~~	290,785	—	—	—	—	99
LG Hitachi Water Solutions Co., Ltd.		—	—	—	167,987	—	2,782
LG Electronics Reynosa, S.A. DE C.V.		1,074,790	—	—	—	—	1,907
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	4,994	—	259
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Hientech (Tianjin) Co., Ltd.		—	—	—	28,587	—	10,613
LG Electronics S.A. (Pty) Ltd		21,236	—	—	—	—	39
Others		2,289	—	—	—	—	4,094

	~~W~~	3,496,300	—	209,878	201,861	—	64,577

	~~W~~	5,343,221	59,820	1,154,517	925,390	80,723	180,902

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 1(b).
(*2)	Represents transactions occurred prior to disposal of the entire investments in TLI Inc. and AVACO Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2015 and 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2016	December 31, 2015	December 31, 2016
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	14,657	—	182	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	1,000	8,584	8,616
New Optics USA, Inc.		—	—	5,313	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		956	833	6,349	6,515
TLI Inc.		—	—	15,232	—
AVACO Co., Ltd.		—	—	20,064	—
AVATEC Co., Ltd.		—	—	5,493	5,190
Paju Electric Glass Co., Ltd.		—	—	68,066	71,685
Shinbo Electric Co., Ltd.		73,549	85,011	71,231	64,693
Narenanotech Corporation		283	300	2,242	2,826
ADP System Co., Ltd.		—	—	615	—
YAS Co., Ltd.		956	833	5,248	3,531

	~~W~~	75,744	87,977	208,437	163,056

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	407,498	357,577	118,073	160,309

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2016	December 31, 2015	December 31, 2016
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	12,736	4,651	—	—
LG Electronics do Brasil Ltda.		5,835	14,299	—	27
LG Electronics RUS, LLC		43,342	47,686	—	—
LG Innotek Co., Ltd.		311	1,070	76,240	50,919
Qingdao LG Inspur Digital Communication Co., Ltd.		30,038	7,007	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		107,450	72,963	—	5
LG Electronics Mexicalli, S.A. DE C.V.		14,626	11,959	—	13
LG Electronics Mlawa Sp. z o.o.		69,879	222,480	—	27
LG Electronics Nanjing New Technology Co., Ltd.		25,195	51,794	87	78
LG Electronics Taiwan Taipei Co., Ltd.		847	3,510	—	—
LG Electronics Reynosa, S.A. DE C.V.		120,940	93,873	—	259
LG Electronics Wroclaw Sp. z o.o.		126,898	27,907	4	17
LG Electronics Vietnam Haiphong Co., Ltd.		20,296	35,121	—	7
LG Electronics Almaty Kazakhstan		1,532	4,200	—	—
LG Electronics S.A. (Pty) Ltd		1,406	5,941	—	3
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	2,244	1,304
LG Hitachi Water Solutions Co., Ltd.		—	—	13,811	108,119
Hientech (Tianjin) Co., Ltd.		—	—	966	3,746
Hi Entech Co., Ltd.		—	—	3,695	4,080
Others		15,692	526	484	1,638

	~~W~~	597,023	604,987	97,531	170,242

	~~W~~	1,094,922	1,050,541	424,223	493,607

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

20.	Related Parties, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month period ended December 31, 2015 and 2016 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2015		Increase	Decrease	December 31, 2015
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)	~~W~~	—	1,000	—	1,000
Narenanotech Corporation		—	300	—	300
YAS Co., Ltd.		—	1,000	—	1,000

	~~W~~	—	2,300	—	2,300

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

21.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2014, 2015 and 2016.

(a)	Revenue by geography

(In millions of won)
Region	2014		2015	2016
Domestic	~~W~~	2,608,344	2,217,516	1,825,191
Foreign
China		15,773,847	19,375,401	18,367,767
Asia (excluding China)		3,050,652	2,605,753	2,148,676
United States		2,025,978	1,981,021	2,053,317
Europe (excluding Poland)		1,527,003	1,064,122	983,672
Poland		1,469,705	1,140,071	1,125,451

		23,847,185	26,166,368	24,678,883

	~~W~~	26,455,529	28,383,884	26,504,074

Sales to Company A and Company B amount to ~~W~~9,122,385 million and ~~W~~5,808,630 million, respectively, for the year ended December 31, 2016 (2014: ~~W~~7,364,226 million and ~~W~~7,152,079 million, 2015: ~~W~~9,900,220 million and ~~W~~6,682,226 million). The Group’s top 10 end-brand customers together accounted for 82% of sales for the year ended December 31, 2016 (2014: 79%, 2015: 82%).

(c)	Non-current assets by geography

(In millions of won)
Region	December 31, 2015			December 31, 2016
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	7,719,079	607,402	8,758,171	673,966
Foreign
China		2,728,047	19,946	3,079,724	23,298
Others		98,894	211,382	193,554	197,673

	~~W~~	2,826,941	231,328	3,273,278	220,971

	~~W~~	10,546,020	838,730	12,031,449	894,937

(c)	Revenue by product and services

(In millions of won)
Product	2014		2015	2016
Panels for:
Televisions	~~W~~	10,539,917	10,853,598	10,132,520
Desktop monitors		4,660,151	4,553,138	4,035,195
Tablet products		3,541,607	2,509,911	2,695,808
Notebook computers		2,668,806	2,508,878	2,383,532
Mobile and others		5,045,048	7,958,359	7,257,019

	~~W~~	26,455,529	28,383,884	26,504,074

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

22.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Changes in inventories	~~W~~	(820,857)	402,429	63,884
Purchases of raw materials, merchandise and others		14,384,289	14,705,757	14,244,942
Depreciation and amortization		3,492,311	3,375,856	3,021,571
Outsourcing fees		1,084,460	1,011,084	819,742
Labor cost		2,924,573	3,104,043	3,022,607
Supplies and others		1,021,469	1,062,820	1,053,245
Utility		785,129	836,600	840,664
Fees and commissions		498,192	580,235	638,732
Shipping costs		245,217	231,830	224,742
Advertising		106,509	265,755	67,636
Warranty expenses		187,771	146,829	166,691
Travel		74,968	71,457	73,807
Taxes and dues		70,523	76,640	74,506
Others		1,176,098	1,036,131	927,218

	~~W~~	25,230,652	26,907,466	25,239,987

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

23.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Salaries	~~W~~	256,869	268,182	276,824
Expenses related to defined benefit plans		27,618	26,967	28,999
Other employee benefits		68,826	88,191	89,717
Shipping costs		199,853	199,774	191,442
Fees and commissions		182,548	191,106	192,786
Depreciation		90,180	118,719	129,225
Taxes and dues		25,370	30,958	30,523
Advertising		106,509	265,755	67,636
Warranty expenses		187,771	146,829	166,691
Rent		22,048	24,184	25,840
Insurance		11,518	10,826	11,561
Travel		23,772	24,411	23,343
Training		12,572	15,515	14,464
Others		51,392	59,468	56,342

	~~W~~	1,266,846	1,470,885	1,305,393

24.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Salaries and wages	~~W~~	2,351,306	2,487,767	2,418,869
Other employee benefits		408,073	450,651	459,730
Contributions to National Pension plan		64,078	66,191	69,588
Expenses related to defined benefit plan		196,756	199,033	220,962

	~~W~~	3,020,213	3,184,642	3,169,149

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

25.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Foreign currency gain	~~W~~	988,366	1,221,066	1,543,909
Gain on disposal of property, plant and equipment		8,989	18,179	14,637
Reversal of impairment loss on intangible assets		—	80	—
Rental income		6,549	4,858	5,152
Others (*)		67,999	29,718	28,103

	~~W~~	1,071,903	1,273,901	1,591,801

(*)	A gain amounting to ~~W~~34,804 million as a result of the Controlling Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Other bad debt expense	~~W~~	531	—	—
Foreign currency loss		962,693	1,177,634	1,420,502
Loss on disposal of property, plant and equipment		2,173	4,037	7,466
Impairment loss on property, plant and equipment		8,097	3,027	1,610
Loss on disposal of intangible assets		672	29	75
Impairment loss on intangible assets		492	239	138
Donations		11,901	14,114	22,221
Expenses related to legal proceedings or claims and others		108,512	127,702	15,819

	~~W~~	1,095,071	1,326,782	1,467,831

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

26.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Finance income
Interest income	~~W~~	49,105	57,080	42,079
Dividend income		282	—	—
Foreign currency gain		55,000	77,879	81,554
Gain on disposal of available-for-sale financial assets		780	—	—
Gain on disposal of investment in a subsidiary		276	—	—
Gain on disposal or change in control of investments in equity accounted investees		—	23,268	11,367
Gain on transaction of derivatives		—	602	4,427
Gain on valuation of derivatives		—	—	244

	~~W~~	105,443	158,829	139,671

Finance costs
Interest expense	~~W~~	109,776	127,598	114,519
Foreign currency loss		84,649	155,728	132,320
Loss on valuation of Financial asset at fair value through profit or loss		—	—	118
Loss on impairment of available-for-sale financial assets		—	—	3,757
Loss on disposal of investment in a subsidiary		4,157	—	—
Loss on early redemption of debt		6,986	—	—
Loss on sale of trade accounts and notes receivable		9,812	4,909	2,886
Loss on disposal of investments in equity accounted investees		156	481	5,643
Loss on impairment of investments in equity accounted investees		—	26,791	6,137
Loss on transaction of derivatives		—	722	334
Loss on valuation of derivatives		—	—	472

	~~W~~	215,536	316,229	266,186

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)
	2014		2015	2016
Foreign currency translation differences for foreign operations	~~W~~	43,951	44,913	(90,503)
Net change in fair value of available-for-sale financial assets		733	(288)	(77)
Tax effect		(119)	214	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	44,565	44,839	(90,561)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

27.	Income Taxes

(a)	Details of income tax expense (benefit) recognized in profit for the year for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)	2014		2015	2016
Current tax expense
Current year	~~W~~	288,280	277,264	361,237
Deferred tax expense (benefit)
Origination and reversal of temporary differences		(55,976)	123,458	(49,190)
Change in unrecognized deferred tax assets		92,249	9,804	72,678

		36,273	133,262	23,488

Income tax expense	~~W~~	324,553	410,526	384,725

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In millions of won)	2014
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	733	(186)	547
Remeasurements of net defined benefit liabilities (assets)		(147,822)	35,773	(112,049)
Foreign currency translation differences for foreign operations		43,950	67	44,017
Change in equity of equity method investee		(7,133)	—	(7,133)

	~~W~~	(110,272)	35,654	(74,618)

(In millions of won)	2015
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(288)	70	(218)
Remeasurements of net defined benefit liabilities (assets)		(110,257)	26,682	(83,575)
Foreign currency translation differences for foreign operations		44,913	144	45,057
Change in equity of equity method investee		18,569	—	18,569

	~~W~~	(47,063)	26,896	(20,167)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

27.	Income Taxes, Continued

(In millions of won)	2016
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	19	(58)
Remeasurements of net defined benefit liabilities (assets)		155,346	(37,594)	117,752
Foreign currency translation differences for foreign operations		(90,503)	—	(90,503)
Change in equity of equity method investee		(5,216)	—	(5,216)

	~~W~~	59,550	(37,575)	21,975

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2014, 2015 and 2016 is as follows:

(In millions of won)	2014			2015		2016
Profit before income taxes	~~W~~		1,241,957		1,433,982		1,316,233

Income tax using the statutory tax rate of each country		32.96%	409,341	32.56%	466,848	33.49%	440,753
Non-deductible expenses (non-taxable benefits)		(2.22%)	(27,537)	2.66%	38,208	3.39%	44,606
Tax credits		(10.39%)	(129,026)	(8.12%)	(116,439)	(11.45%)	(150,663)
Change in unrecognized deferred tax assets		7.43%	92,249	0.68%	9,804	5.52%	72,678
Others		(1.65%)	(20,474)	0.84%	12,105	(1.72%)	(22,649)

Actual income tax expense	~~W~~		324,553		410,526		384,725

Actual effective tax rate			26.13%		28.63%		29.23%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

28.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2015 and 2016, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~213,479 million and ~~W~~149,616 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2016, the Controlling Company recognized deferred tax assets of ~~W~~287,400 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021
Tax credit carryforwards	~~W~~	14,074	35,500	—	—	58,391

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2015		December, 31, 2016	December, 31, 2015	December, 31, 2016	December, 31, 2015	December 31, 2016
Other accounts receivable, net	~~W~~	—	—	(2,388)	(1,190)	(2,388)	(1,190)
Inventories, net		46,449	35,771	—	—	46,449	35,771
Available-for-sale financial assets		—	—	(19)	—	(19)	—
Defined benefit liabilities, net		58,962	10,817	—	—	58,962	10,817
Investments in equity accounted investees and subsidiaries		9,121	34,777	—	—	9,121	34,777
Accrued expenses		122,002	122,998	—	—	122,002	122,998
Property, plant and equipment		271,252	338,860	—	—	271,252	338,860
Intangible assets		817	744	(34,663)	(31,771)	(33,846)	(31,027)
Provisions		14,152	15,051	—	—	14,152	15,051
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		25,253	21,435	—	—	25,253	21,435
Tax credit carryforwards		385,017	287,400	—	—	385,017	287,400

Deferred tax assets (liabilities)	~~W~~	933,036	867,864	(37,070)	(32,961)	895,966	834,903

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

28.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2015 and 2016 are as follows:

(In millions of won)
	January 1, 2015		Profit or loss	Other compre- hensive income	Business combi- nation	December 31, 2015	Profit or loss	Other compre- hensive income	December 31, 2016
Other accounts receivable, net	~~W~~	(3,440)	1,052	—	—	(2,388)	1,198	—	(1,190)
Inventories, net		46,377	72	—	—	46,449	(10,678)	—	35,771
Available-for-sale financial assets		(88)	(1)	70	—	(19)	—	19	—
Defined benefit liabilities, net		112,213	(79,933)	26,682	—	58,962	(10,551)	(37,594)	10,817
Investments in equity accounted investees and subsidiaries		29,839	(20,718)	—	—	9,121	25,656	—	34,777
Accrued expenses		177,163	(55,161)	—	—	122,002	996	—	122,998
Property, plant and equipment		236,848	34,404	—	—	271,252	67,608	—	338,860
Intangible assets		1,423	(1,339)	—	(33,930)	(33,846)	2,819	—	(31,027)
Provisions		12,710	1,442	—	—	14,152	899	—	15,051
Gain or loss on foreign currency translation, net		168	(157)	—	—	11	—	—	11
Others		25,944	(835)	144	—	25,253	(3,818)	—	21,435
Tax credit carryforwards		397,105	(12,088)	—	—	385,017	(97,617)	—	287,400

Deferred tax assets (liabilities)	~~W~~	1,036,262	(133,262)	26,896	(33,930)	895,966	(23,488)	(37,575)	834,903

Statutory tax rate applicable to the Controlling Company to calculate tax base and deferred tax expense is 24.2% as of December 31, 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

29.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2014, 2015 and 2016 are as follows:

(In won and No. of shares)
	2014		2015	2016
Profit attributable to owners of the Controlling Company	~~W~~	904,267,992,399	966,553,061,333	906,714,278,688
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Earnings per share	~~W~~	2,527	2,701	2,534

For the years ended December 31, 2014, 2015 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2015 and 2016 are not calculated since there was no potential common stock.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2014, 2015 and 2016 is as follows:

(In millions of won)
	2014		2015	2016
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(149,989)	182,424	809,406

During the year ended December 31, 2016, the Controlling Company acquired Suzhou Lehui Display Co., Ltd. through the exchange of equity interests (note 31).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

31.	Business Combinations

In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. which is engaged in manufacturing TV sets and Suzhou Lehui Display Co., Ltd. which is engaged in manufacturing LCD monitor sets. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred (*1)	~~W~~	125,217
Identifiable assets acquired and liabilities assumed:
Trade accounts and notes receivable		73,653
Inventories		41,804
Other current assets		77,950
Property, plant and equipment		17,790
Other non-current assets		4,968
Trade accounts and notes payable		(89,493)
Other current liabilities		(6,078)

Identifiable net assets		120,594
Goodwill (*2)		4,623

(*1)	Consideration transferred represents the fair value of the Controlling Company’s interest in Suzhou Lehui Display Co., Ltd., which was measured using Discounted Cash Flow method.
(*2)	Goodwill amounting to ~~W~~4,623 million arose from specialized knowledge and experience.

The Controlling Company recognized ~~W~~4,013 million for the difference between the carrying amount and the fair value as finance income in the consolidated statements of comprehensive income for the year ended December 31, 2016 regarding the previously held 51% ownership in Suzhou Raken Technology Co., Ltd.

See note 1(c) for the financial information of Suzhou Lehui Display Co., Ltd. included in the consolidated financial statements since acquisition. The revenue and profit or loss of the Group for the year ended December 31, 2016, as though the acquisition date for the business combination occurred in July 2016 had been as of the beginning of the annual reporting period, were not disclosed as they are not estimated reliably since the revenue and profit or loss of Suzhou Lehui Display Co., Ltd. from the beginning of 2016 to acquisition date are not available and the costs to develop such information would be excessive.