Form 20-F
period 2017-12-31
LG Display Co., Ltd.
filed 2018-04-27
CIK 1290109

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Daniel Kim

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2016 and 2017 and for each of the years ended in the three-year period ended December 31, 2017 included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “RMB” or “Chinese Renminbi” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, all references to “R$” are to the currency of Brazil, all references to “SG$” are to the currency of Singapore, and all references to “VND” are to the currency of Vietnam.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2017, which was ~~W~~1,067.42 = US$1.00.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2016 and 2017 and for each of the years in the three-year period ended December 31, 2017 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2016 and 2017 included in the Form 6-K furnished to the SEC on February 28, 2018 is a profit of ~~W~~1,311 billion and ~~W~~2,462 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 28, 2018, which is not incorporated by reference to this annual report.

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

Consolidated statements of comprehensive income data

	Year ended December 31,
	2013		2014		2015		2016		2017		2017 (1)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	~~W~~	27,033	~~W~~	26,456	~~W~~	28,384	~~W~~	26,504	~~W~~	27,790	US$	26,035
Cost of sales		(23,525)		(22,667)		(24,070)		(22,754)		(22,425)		(21,009)
Gross profit		3,508		3,789		4,314		3,750		5,366		5,027
Selling expenses		(732)		(747)		(878)		(695)		(994)		(931)
Administrative expenses		(518)		(520)		(593)		(610)		(696)		(652)
Research and development expenses		(1,096)		(1,164)		(1,218)		(1,134)		(1,213)		(1,136)
Profit before income tax		830		1,242		1,434		1,316		2,333		2,186
Income tax expense		(411)		(325)		(411)		(385)		(396)		(371)
Profit for the year		419		917		1,023		931		1,937		1,815
Total comprehensive income for the year		397		843		1,003		953		1,700		1,593
Basic earnings per share (Won, US$)	~~W~~	1,191	~~W~~	2,527	~~W~~	2,701	~~W~~	2,534	~~W~~	5,038	US$	4.72
Diluted earnings per share (Won, US$)	~~W~~	1,191	~~W~~	2,527	~~W~~	2,701	~~W~~	2,534	~~W~~	5,038	US$	4.72

Consolidated statements of financial position data

	As of December 31,
	2013		2014		2015		2016		2017		2017 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	~~W~~	1,022	~~W~~	890	~~W~~	752	~~W~~	1,559	~~W~~	2,603	US$	2,439
Deposits in banks		1,302		1,526		1,772		1,164		758		710
Trade accounts and notes receivable, net		3,129		3,444		4,098		4,958		4,325		4,052
Inventories		1,933		2,754		2,352		2,288		2,350		2,202
Total current assets		7,732		9,241		9,532		10,484		10,474		9,813
Property, plant and equipment, net		11,808		11,403		10,546		12,031		16,202		15,179
Total assets		21,715		22,967		22,577		24,884		29,160		27,318
Trade accounts and notes payable		3,000		3,392		2,765		2,877		2,875		2,693
Current financial liabilities		908		968		1,416		668		1,453		1,361
Other accounts payable		1,454		1,508		1,500		2,450		3,170		2,970
Total current liabilities		6,789		7,550		6,607		7,058		8,979		8,412
Non-current financial liabilities		2,995		3,279		2,808		4,111		4,150		3,888
Long-term advance received		427		–		–		–		830		778
Total liabilities		10,918		11,184		9,872		11,422		14,718		13,282
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,785
Retained earnings		6,663		7,455		8,159		9,004		10,622		9,951
Total equity		10,797		11,783		12,705		13,462		14,982		14,036

Other financial data

	Year ended December 31,
	2013		2014		2015		2016		2017		2017 (1)
	(in billions of Won, except for percentages and per share data)										(in millions of US$, except for percentages and per share data)
Gross margin (2)		13.0%		14.3%		15.2%		14.1%		19.3%		19.3%
Net margin (3)		1.5%		3.5%		3.6%		3.5%		7.0%		7.0%
EBITDA (4)	~~W~~	4,784	~~W~~	4,795	~~W~~	4,880	~~W~~	4,410	~~W~~	5,579	US$	5,227
Capital expenditures		3,473		2,983		2,365		3,736		6,592		6,176
Depreciation and amortization (5)		3,834		3,492		3,376		3,022		3,215		3,012
Net cash provided by operating activities		3,585		2,865		2,727		3,641		6,764		6,338
Net cash used in investing activities		(4,504)		(3,451)		(2,732)		(3,189)		(6,481)		(6,073)
Net cash provided by (used in) financing activities		(391)		405		(174)		308		862		808
Dividends declared per share (Won, US$)(6)		—	~~W~~	500	~~W~~	500	~~W~~	500	~~W~~	500	US$	0.47

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,067.42 to US$1.00, the noon buying rate in effect on December 31, 2017 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	Gross margin represents gross profit divided by revenue.
(3)	Net margin represents profit (loss) for the year divided by revenue.
(4)	EBITDA is defined as profit (loss) for the year excluding interest expense, income tax expense, depreciation and amortization of intangible assets and interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the year, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the year to EBITDA is as follows:

	Year ended December 31,
	2013		2014		2015		2016		2017		2017 (1)
	(in billions of Won)										(in millions of US$)
Profit for the year	~~W~~	419	~~W~~	917	~~W~~	1,023	~~W~~	931	~~W~~	1,937	US$	1,815
Interest income		(39)		(49)		(57)		(42)		(60)		(56)
Interest expense		159		110		128		115		91		85
Income tax expense		411		325		411		385		396		371
Depreciation		3,598		3,222		2,969		2,643		2,792		2,616
Amortization of intangible assets		236		270		406		378		423		396

EBITDA	~~W~~	4,784	~~W~~	4,795	~~W~~	4,880	~~W~~	4,410	~~W~~	5,579	US$	5,227

(5)	Includes amortization of intangible assets.
(6)	Dividends declared per share represent cash dividends declared for the year divided by outstanding shares of common stock as of December 31.

Operating data

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Number of panels sold by product category:
Televisions	53,797	51,358	55,319	52,916	52,108
Notebook computers(1)	55,559	50,175	45,509	39,672	26,999
Desktop monitors(2)	49,986	43,848	41,912	40,001	37,000
Tablet computers	63,840	50,995	31,476	24,957	26,255
Mobile and other applications(3)	162,011	216,479	216,565	173,166	146,162

Total	385,193	412,855	390,781	330,712	288,524

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year ended December 31,
	2013		2014		2015		2016		2017		2017(4)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions	~~W~~	11,795	~~W~~	10,540	~~W~~	10,854	~~W~~	10,133	~~W~~	11,718	US$	10,978
Notebook computers(1)		2,819		2,669		2,509		2,384		2,244		2,102
Desktop monitors(2)		5,256		4,660		4,553		4,035		4,393		4,116
Tablet computers		3,575		3,542		2,510		2,696		2,370		2,220
Mobile and other applications(3)		3,537		5,005		7,919		7,216		7,020		6,577

Total sales of goods	~~W~~	26,982	~~W~~	26,416	~~W~~	28,345	~~W~~	26,464	~~W~~	27,745	US$	25,993
Royalties		19		15		19		17		20		19
Others		32		25		20		23		25		23

Revenue	~~W~~	27,033	~~W~~	26,456	~~W~~	28,384	~~W~~	26,504	~~W~~	27,790	US$	26,035

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,067.42 to US$1.00, the noon buying rate in effect on December 31, 2017 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2017, which was ~~W~~1,067.42 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On April 20, 2018, the noon buying rate was ~~W~~1,071.0 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

Year ended December 31,	At End of Period		Average Rate (1)		High		Low
	(Korean Won per US$1.00)
2013	~~W~~	1,055.3	~~W~~	1,094.7	~~W~~	1,161.3	~~W~~	1,050.1
2014		1,090.9		1,052.3		1,117.7		1,008.9
2015		1,169.3		1,133.7		1,196.4		1,063.0
2016		1,203.7		1,160.5		1,242.6		1,090.0
2017		1,067.4		1,121.1		1,207.2		1,067.4
October		1,115.7		1,130.9		1,146.2		1,115.7
November		1,084.8		1,099.8		1,120.0		1,079.3
December		1,067.4		1,082.9		1,094.6		1,067.4
2018 (through April 20)		1,071.0		1,070.0		1,093.0		1,054.6
January		1,068.3		1,065.6		1,073.6		1,057.6
February		1,082.1		1,078.5		1,093.0		1,065.3
March		1,061.0		1,069.9		1,081.3		1,060.3
April (through April 20)		1,071.0		1,065.2		1,071.6		1,054.6

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month (or portion thereof) is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 10.1% from ~~W~~717,470 in 2015 to ~~W~~645,222 in 2016, which was largely driven by a surge in supply capacity in the industry contributing to downward pricing pressure, but increased by 3.5% to ~~W~~667,726 (US$626) in 2017, primarily reflecting an increase in the proportion of higher margin products utilizing more advanced technologies in our overall product mix, coupled with the effects of a temporary surge in market demand for large-sized panels in the first half of 2017.

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

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production.

While global economic conditions have generally stabilized and improved in recent years, the overall prospects for the global economy remain uncertain. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display, Innolux, AU Optronics, BOE, China Star Optoelectronics Technology, CEC Panda, HKC, JDI and Sharp.

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our ultra-large and ultra-thin OLED television and public display panels, OLED television panels with built-in sound systems, dual-sided and vertical tiling OLED display panels, flexible OLED smartphone and smartwatch panels, display panels utilizing ultra-high definition, or Ultra HD, technologies, and Advanced High-Performance In-Place Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers and desktop monitors. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 82% of our sales in each of 2015 and 2016 and 81% in 2017.

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

We engage in related party transactions with LG Electronics and its affiliates:

•	Sales to LG Electronics – sales to LG Electronics and its subsidiaries, which include sales to LG Electronics both as an end-brand customer and a system integrator, amounted to 23.5%, 21.9% and 23.4% of our sales in 2015, 2016 and 2017, respectively.

•	Sales to LG International – sales to LG International Corp., our affiliated trading company, and its subsidiaries amounted to 3.5%, 2.3% and 2.6% of our sales in 2015, 2016 and 2017, respectively.

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

Our top ten end-brand customers together accounted for approximately 82% of our sales in each of 2015 and 2016 and 81% in 2017. Although we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International and its subsidiaries. Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. Although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company and its subsidiaries, we are exposed to credit risks associated with these entities.

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

While thin-film transistor liquid crystal display, or TFT-LCD, technology undergoes continued innovation, we and our competitors are also developing new display technologies that depart from TFT-LCD technology, such as OLED technology. In particular, we and some of our competitors have already commenced mass production of OLED products. We began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively. In August 2017, we began production of plastic OLED panels for mobile and other applications on our newly constructed E5 production line.

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

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 38.2%, 38.2% and 42.2% of our total revenue in 2015, 2016 and 2017, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 8.8%, 9.0% and 8.1% of our total revenue in 2015, 2016 and 2017, respectively, those who use our panels in their desktop monitors, which accounted for 16.0%, 15.2% and 15.8% of our total revenue in 2015, 2016 and 2017, respectively, those who use our panels in their tablet computers, which accounted for 8.8%, 10.2% and 8.5% of our total revenue in 2015, 2016 and 2017, respectively, and those who use our panels in their mobile and other applications, which accounted for 27.9%, 27.2% and 25.3% of our total revenue in 2015, 2016 and 2017, respectively. Although the degree to which our total sales are dependent on sales of television panels has fluctuated in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

The emergence of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume is predominantly derived from the sale of display panels with TFT-LCD technology, new display technologies, such as OLED technology, are at various stages of development and production by us and other display panel makers. OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels for televisions, smartphones and tablet computers, and industrial and other applications, including public displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We began production of OLED panels for televisions on our E3 production lines in January 2013 and commenced mass production of OLED panels for smartphones on our E2 production lines and OLED panels for televisions on our E4 production lines in December 2013 and December 2014, respectively. In August 2017, we began production of plastic OLED panels for mobile and other applications on our newly constructed E5 production line.

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded the Silver Award for Display Application of the Year for our circular plastic OLED panels for smartphones and Silver Award for the Display of the Year for our 65-inch Ultra HD curved OLED panels for televisions in June 2015. We were also awarded a Best of CES Award by the Consumer Electronics Association in January 2016 and a Best in Show Award by the Society for Information Display in May 2016 for our 77-inch OLED television panels and a Best Product in EISA Award by the European Imaging and Sound Association in September 2016 for our 65-inch OLED television panels. In May 2017, we were once again awarded the Display of the Year Award by the Society for Information Display for our 65-inch wallpaper OLED television panels. While we aim to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is in the early stages of development and we expect competition will intensify.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we estimate that we will continue to incur significant capital expenditures for the enhancement of existing production facilities, including the construction of additional, and the conversion of existing, production lines, and the construction of new production facilities. Our significant recent and pending capital expenditures include the following:

•	In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line, which is expected to commence production in the second half of 2019, at our GP fabrication facility in Guangzhou, China, and we plan to invest approximately ~~W~~1.8 trillion to acquire a 70% ownership interest in such joint venture.

•	In anticipation of growing demand for OLED panels, in July 2015 and July 2016, we announced plans for our new E5 and E6 production lines, respectively. Also in July 2015, we entered into a memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our investment in our new E5 production line. We have commenced mass production of plastic OLED panels on our new E5 production line beginning in August 2017 and expect to commence mass production on our new E6 production line in the second half of 2018.

•	In addition, in November 2015, we announced plans for the construction of our next generation P10 fabrication facility in Paju, Korea. We expect construction to be completed at the new Paju fabrication facility in the second half of 2018.

•	In July 2017, we announced plans to make investments in an aggregate amount of ~~W~~7.8 trillion in a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea.

•	In April 2016, we entered into a memorandum of understanding with the City of Haiphong in Vietnam for their administrative assistance in connection with our planned ~~W~~120 billion investment to build our new module assembly facility in Haiphong, which commenced production in July 2017.

•	In April 2016, we entered into another memorandum of understanding with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our additional ~~W~~450 billion investment in connection with our sixth-generation flexible OLED panel fabrication facilities as well as our new fifth-generation OLED light panel fabrication facility.

In 2017, our total capital expenditure on a cash out basis amounted to ~~W~~6.6 trillion. We currently expect that, in 2018, our total capital expenditures on a cash out basis will be higher than in 2017, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels, including in connection with the construction of a next generation large-sized OLED production line at our GP fabrication facility in Guangzhou, China through our joint venture with the government of Guangzhou, and the construction of our P10 fabrication facility, a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to carry out our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities or construct new production facilities as scheduled or at all. Our ability to obtain additional financing will depend upon a number of factors outside our control, including general economic, financial, competitive, regulatory and other considerations.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we converted existing production lines and established our AP3 production lines and commenced mass production of low temperature polycrystalline silicon, or LTPS, based displays for mobile devices in February 2014 and invested in additional production lines and established our E4 production lines and commenced mass production of OLED panels for televisions in December 2014. In addition, we established our E5 production lines and commenced mass production of flexible OLED panels for mobile and other applications in August 2017. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, we commenced mass production at our module production plant at our GP fabrication facility in Guangzhou, China in September 2014. In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line, which is expected to commence production in the second half of 2019, at our GP fabrication facility in Guangzhou, China, and we plan to invest approximately ~~W~~1.8 trillion to acquire a 70% ownership interest in such joint venture. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

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

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

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

In addition, in relation to the MDL Proceedings, in 2009, ATS Claim, LLC (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola Mobility, Inc. (“Motorola”), and Electrograph Technologies Corp. and its subsidiary filed separate claims in the United States, and all of the actions were subsequently consolidated into the MDL Proceedings. In 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliate, SB Liquidation Trust and the trustee of the Circuit City Stores, Inc. Liquidation Trust filed separate claims in the United States. In 2011, the AASI Creditor Liquidating Trust on behalf of All American Semiconductor Inc., CompuCom Systems, Inc., Interbond Corporation of America, Jaco Electronics, Inc., Office Depot, Inc., P.C. Richard & Son Long Island Corporation, MARTA Cooperative of America, Inc., ABC Appliance, Inc., Schultze Agency Services, LLC on behalf of Tweeter Opco, LLC and its affiliate, T-Mobile U.S.A., Inc., Tech Data Corporation and its affiliate filed similar claims in the United States. In 2012, ViewSonic Corp., NECO Alliance LLC, Rockwell Automation LLC, Proview Technology Inc. and its affiliates filed similar claims. In November 2013, Acer America Corporation and its affiliates filed similar claims in the United States. The cases were transferred to the MDL Proceedings for pretrial proceedings. In December 2012, Sony Europe Limited and its affiliate filed similar claims in the High Court of Justice in the United Kingdom. In July 2015, LG Display was dismissed from the Motorola case and as of April 25, 2018, LG Display has reached settlement with each of the other plaintiffs mentioned above.

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010, comprising claims by iiyama (UK) Limited and its affiliates (“iiyama”) in December 2014, and Argos Limited and others (“Argos”), Granville Technology Group and others (“Granville”) and Ingram Micro and others (“Ingram”), each in December 2016. As of April 25, 2018, we are contesting the jurisdiction of the United Kingdom courts to hear claims by iiyama and are vigorously defending ourselves against claims by Granville. We have reached a settlement in principle with Argos in December 2017, and Ingram discontinued its claims against LG Display in June 2017.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in the Canadian provinces of British Columbia, Ontario and Quebec. In November 2016, LG Display reached settlement with the provinces of British Columbia, Ontario and Quebec. In March 2017, the Ontario Superior Court of Justice approved the settlement and dismissed LG Display from the Ontario class action. In April 2017, the Superior Court of Quebec approved the settlement and dismissed LG Display from the Quebec class action. In May 2017, the Supreme Court of British Columbia approved the settlement and dismissed LG Display from the British Columbia class action.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. In July 2017, the Supreme Court of Israel ruled in favor of the defendants to affirm the District Court’s decision to revoke the leave to serve the class action on the defendants outside the jurisdiction of Israel. In August 2017, Hatzlacha filed a number of motions to uphold service in the Central District in Israel under different legal grounds, which are currently being contested by the defendants.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. However, the actual outcomes may be different from those estimated as of December 31, 2017 and may have an adverse effect on our operating results or financial condition.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2017, 94.7% of our sales were denominated in U.S. dollars. During the same period, 85.6% of our purchases of raw materials and components were denominated in U.S. dollars and 10.7% in Japanese Yen. In addition, 74.6% of our equipment purchases and construction costs were denominated in Korean Won, 16.2% in Chinese Renminbi and 9.1% in U.S. dollars.

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

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

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

As of December 31, 2017, approximately 62.9% of our total employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 25, 2018. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of adverse global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States commencing in March 2017 and the economic and other retaliatory measures imposed by China against Korea during the remainder of 2017;

•	adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties in the wake of Brexit;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi and the overall impact of Brexit on the value of the Korean Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	a decrease in tax revenue or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•	In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•	In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although a bilateral summit between the two Koreas was held in April 2018, and there has been an announcement in March 2018 of a potential summit between the United States and North Korea, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

We were incorporated in 1985 under the laws of the Republic of Korea under the original name of Goldstar Software Co., Ltd., a subsidiary of LG Electronics whose main business was the development and marketing of software, which changed its name to LG Software, Ltd. in January 1995 and subsequently to LG Soft, Ltd. in January 1997. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related businesses to LG Soft, which, as part of the business transfer, changed its name to LG LCD Co., Ltd.

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2015, in order to achieve synergies and further strengthen our OLED business, we acquired LG Chem’s OLED light business by way of assuming the inventory, intellectual property rights and employees related to the OLED light business. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including small- and medium-sized products), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division (which also encompassed the OLED light business), the IT Business Division and the Mobile Business Division. In December 2017, our OLED light business was transferred from the Television Business Division to the IT Business Division. Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-1010.

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

We work closely with the local authorities where our fabrication facilities are located, and we have signed a number of memoranda of understandings, the latest one having been signed in April 2016, with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our investment at our Gumi Display Cluster in our E5 plastic OLED panel fabrication production line as well as our new fifth-generation OLED light panel fabrication facility. In August 2017, we began production of plastic OLED panels for mobile and other applications on our newly constructed E5 production line and expect to commence similar productions on our new E6 production line in the second half of 2018, subject to market conditions and any changes in our investment timetable.

With respect to our ongoing expansion and conversion projects, in November 2015, we announced plans for the construction of our next generation P10 fabrication facility in Paju, Korea, which we expect to complete in the second half of 2018. In July 2017, we announced plans to make investments in an aggregate amount of ~~W~~7.8 trillion in a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea. In addition, we have commenced mass production of plastic OLED panels on our new E5 production line beginning in August 2017 and expect to commence mass production on our new E6 production line in the second half of 2018. In April 2016, we entered into a memorandum of understanding with the City of Haiphong in Vietnam for their administrative assistance in connection with our planned ~~W~~120 billion investment to build our new module assembly facility in Haiphong, which facility commenced production in July 2017. In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line, which is expected to commence production in the second half of 2019, at our GP fabrication facility in Guangzhou, China, and we plan to invest approximately ~~W~~1.8 trillion to acquire a 70% ownership interest in such joint venture. Each of our on-going expansion projects are subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and mobile devices, including smartphones, and we are one of the world’s leading suppliers of Ultra HD television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2017, we sold a total of 142.2 million display panels that are nine inches or larger. According to IHS Technology, we had a global market share for display panels of nine inches or larger of approximately 28% based on sales revenue in 2017.

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

Our sales were ~~W~~28,384 billion in 2015, ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017 (US$26,035 million) in 2017.

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

Advanced High Performance IPS, or AH-IPS, is an IPS technology that integrates ultra-fine pitch technology and high transmittance technology, which allows for ultra-high resolution imagery, increased luminance and greater energy efficiency. For example, in April 2014, we produced a 5.5-inch quad high definition (“Quad HD”) smartphone panel, which has four times the resolution (538 pixels-per-inch) of a conventional HD panel. In February 2017, we also introduced a 5.7-inch Quad HD smartphone panel with an upgraded resolution of 564 pixels per inch. AH-IPS is currently utilized in our smartphone panels and other mobile display products, as well as certain of our panels for notebook computers, tablet computers and desktop monitors.

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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our large-sized OLED panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels on our E3 production lines in January 2013 and mass production of OLED television panels on our E4 production lines in December 2014. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize LTPS backplane technology, as described in greater detail below.

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

We were the first company in the display industry to successfully adopt oxide TFT technology in large-sized OLED products, which has been a key factor in reducing the costs of manufacturing large-sized OLED panels in large quantities. Because the manufacturing process of oxide TFT-based OLED panels is similar to the process used to manufacture TFT-LCD panels, we are able to use our existing TFT-based production lines with relatively little modification to mass produce large-sized OLED panels.

LTPS

LTPS backplanes have superior current-driving capacity and produce brighter images, while consuming less energy compared to a-Si TFT or oxide TFT backplanes, due to their higher mobility rates. However, due to a complex manufacturing process, LTPS backplanes have relatively higher production costs compared to a-Si TFT or oxide TFT backplanes, making it uneconomical to use in the production of large-sized panels. As a result, we generally utilize LTPS backplanes in the production of smaller-sized panels, particularly in TFT-LCD and OLED smartphone panels.

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•	Televisions, which utilize large-sized display panels ranging from 18.5 inches to 105 inches in size, including Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels;

•	Notebook computers, which utilize display panels ranging from 10.1 inches to 21.5 inches in size;

•	Desktop monitors, which utilize large-sized display panels ranging from 14 inches to 37.5 inches in size;

•	Tablet computers, which utilize display panels ranging from 7 inches to 12.9 inches in size; and

•	Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Unless otherwise specified, when we refer to panels in this annual report, we mean assembled cells with added components, such as driver integrated circuits and backlight units.

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. For television panels, a premium is placed on faster response times, wider viewing angles, higher resolution and greater color fidelity. Notebook computer panels require an emphasis on thinness, light weight and power efficiency, while desktop monitor panels demand a greater focus on brightness, color brilliance and wide viewing angles. For mobile panels, particularly smartphones, an emphasis is placed on brightness and power efficiency.

In addition to manufacturing and selling display panels, we also manufacture and sell desktop monitors through our joint venture companies. See “—Joint Ventures.”

Televisions

Our television display panels range from 18.5 inches to 105 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~10,854 billion, or 38.2% of our total revenue, in 2015, ~~W~~10,133 billion, or 38.2% of our total revenue, in 2016 and ~~W~~11,718 billion (US$10,978 million), or 42.2% of our total revenue, in 2017 and constituted our largest product category in each of the past three years. In 2017, our principal products in this category in terms of sales revenue consisted of 32-inch, 43-inch, 49-inch, 55-inch and 65-inch display panels.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers range from 10.1 inches to 21.5 inches in size in a variety of display formats and constituted our fifth largest product category in terms of sales revenue in 2017. Revenue from sales of our display panels for notebook computers was ~~W~~2,509 billion, or 8.8% of our total revenue, in 2015, ~~W~~2,384 billion, or 9.0% of our total revenue, in 2016 and ~~W~~2,244 billion (US$2,102 million), or 8.1% of our total revenue, in 2017. In 2017, our principal products in terms of sales revenue in this category were 12.3-inch, 13.3-inch, 14.0-inch, 15.4-inch and 15.6-inch display panels.

Consumer demand for notebook computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality.

Desktop Monitors

Our desktop monitor display panels range from 14 inches to 37.5 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ~~W~~4,553 billion, or 16.0% of our total revenue, in 2015, ~~W~~4,035 billion, or 15.2% of our total revenue, in 2016 and ~~W~~4,393 billion (US$4,116 million), or 15.8% of our total revenue, in 2017 and constituted our third largest product category in each of the past three years.

In 2017, our principal products in terms of sales revenue in this category were 21.5-inch, 23-inch, 23.8-inch and 27-inch display panels.

Tablet Computers

Our tablet computer display panels range from 7 inches to 12.9 inches in size in a variety of display formats and constituted our fourth largest product category in 2017. Revenue from sales of our display panels for tablet computers was ~~W~~2,510 billion, or 8.8% of our total revenue, in 2015, ~~W~~2,696 billion, or 10.2% of our total revenue, in 2016 and ~~W~~2,370 billion (US$2,220 million), or 8.5% of our total revenue, in 2017.

After experiencing steady growth in consumer demand for tablet computers since they were first introduced, consumer demand has generally plateaued in recent years. In 2017, our principal products in terms of sales revenue in this category were 7.85-inch, 9.7-inch, 10.5-inch and 12.9-inch display panels.

Mobile and Other Applications

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. Display panels that are nine inches and smaller are referred to as small- and medium-sized panels.

While this was our fastest growing category of products in terms of revenue growth in recent years, driven largely by an increase in demand for increasingly larger-sized smartphone panels, consumer demand has plateaued in recent years. Revenue from sales of our display panels for mobile and other applications was ~~W~~7,919 billion, or 27.9% of our total revenue, in 2015, ~~W~~7,216 billion, or 27.2% of our total revenue, in 2016 and ~~W~~7,020 billion (US$6,577 million), or 25.3% of our total revenue, in 2017. In 2017, sales of panels for smartphones continued to constitute a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for approximately 82% of our sales in each of 2015 and 2016 and 81% in 2017. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to 23.5%, 21.9% and 23.4% of our sales in 2015, 2016 and 2017 respectively.

In addition to our top ten end-brand customers, we sell our display panels to a variety of other manufacturers of computers and electronic products. Sales to these other manufacturers constituted approximately 18% of our sales in each of 2015 and 2016 and 20% in 2017, respectively.

The following table sets forth for the years indicated the geographic breakdown of our sales by the region where purchase orders originate, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year ended December 31,
	2015			2016			2017
	Sales		%	Sales		%	Sales		Sales(3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	2,218	7.8%	~~W~~	1,825	6.9%	~~W~~	1,996	US$	1,870	7.2%
China		19,375	68.3		18,368	69.3		18,091		16,948	65.1
Europe		2,204	7.8		2,109	8.0		2,595		2,431	9.3
Asia (excluding China)		2,012	7.1		1,729	6.5		2,250		2,108	8.1
United States		1,981	7.0		2,053	7.7		2,725		2,553	9.8
Others (1)		594	2.0		420	1.6		134		126	0.5

Total (2)	~~W~~	28,384	100.0%	~~W~~	26,504	100.0%	~~W~~	27,790	US$	26,036	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Figures provided in this table include our revenue attributable to royalty and others.
(3)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,067.42 to US$1.00, the noon buying rate in effect on December 31, 2017 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, China and Singapore. As of December 31, 2017, our sales and marketing force employed a total of 1,545 employees in regional offices in these countries and in our head office in Korea.

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

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company, LG International, and its subsidiaries. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 2.6% in 2017. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

The principal elements of competition for customers in the display panel market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Display in Korea;

•	Innolux and AU Optronics in Taiwan;

•	JDI and Sharp in Japan; and

•	BOE, China Star Optoelectronics, CEC Panda and HKC in China.

According to IHS Technology, in 2017, Korean display panel manufacturers had a market share of 43% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 28%, Chinese manufacturers had 23% and Japanese manufacturers had 7%. Our market share of the 9-inch or larger panel market based on revenue was approximately 29%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 65.5% of our cost of sales in 2015, 66.4% in 2016 and 64.6% in 2017. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to local vendors. In 2017, approximately 69% of our equipment for our facilities in Korea was purchased from local vendors on an invoiced basis. We plan to maintain this localization effort as part of our sourcing diversification and cost reduction strategy. A large majority of the equipment purchased from overseas vendors are from Japanese vendors. From time to time, we use the services of LG International’s subsidiary in Japan for logistics in connection with the procurement of equipment from Japan. See “Item 7.B. Related Party Transactions.”

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.7 trillion in the aggregate, and for our GP fabrication facility located in Guangzhou China for up to RMB 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately ~~W~~500 billion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for our P1 through P62 facilities and our module production plant in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization with respect to our energy management systems for our P1 through P9 facilities and our Gumi and Paju module production plants. Our module production plants in Nanjing, Yantai and Guangzhou, China have also received ISO 14001 certification. Our GP1 fabrication facility was the first plant in China to receive the “Green Plant” designation under China’s Green China Policy. Our GP1 fabrication facility has also received ISO 14001 and OHSAS 18001 certifications. Furthermore, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a Carbon Management Honors award in both 2016 and 2017. In 2017, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, under the Factory Energy Management System evaluation presided by the Korea Energy Agency.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our GP fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment— Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively. In addition, we plan to establish a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line, which is expected to commence production in the second half of 2019, at our GP fabrication facility in Guangzhou, China, and we plan invest approximately ~~W~~1.8 trillion to acquire a 70% ownership interest in such joint venture.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2017:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411,000,000	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	RMB	3,019,662,545	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	September 2005	PLN	511,071,000	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	June 2006	RMB	1,654,693,079	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	April 2010	RMB	1,007,720,600	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	~~W~~	800,000,000	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	RMB	5,763,206,733	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9,000,000	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138,010,000	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	RMB	1,223,960	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	May 2016	VND	2,187,870,000,000	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	RMB	636,973,641	100%	100%
Money Market Trust	Money market trust	Korea	Not applicable	~~W~~	61,470,000,000	100%	—

N.B.	See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2017.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
P2 (2)	3.5	December 1997	Gumi, Korea	71,149	Automotive
P3 (3)	4	April 2000	Gumi, Korea	71,149	Mobile, Automotive
P4 (4)	5	March 2002	Gumi, Korea	93,277	Mobile, Notebook Computer, Desktop Monitor, Tablet Computer, Automotive
P5 (5)	5	May 2003	Gumi, Korea	93,277	Mobile, Notebook Computer, Automotive, Industrial
P61 (6)	6	August 2004	Gumi, Korea	288,602	Mobile, Desktop Monitor, Tablet Computer, Automotive
P62	6	April 2009	Gumi, Korea	101,607	Notebook Computer, Desktop Monitor, Television
P7	7	January 2006	Paju, Korea	312,048	Television, Desktop Monitor
P8 (7)	8	March 2009	Paju, Korea	542,795	Television, Desktop Monitor
P9 (8)	8	June 2012	Paju, Korea	455,439	Desktop Monitor, Notebook Computer, Tablet Computer
GP (9)	8	September 2014	Guangzhou, China	245,159	Television
Ochang (10)	2	January 2012	Ochang, Korea	7,129	OLED General Lighting, Automotive
E5	6	August 2017	Gumi, Korea	10,579	Mobile and other applications

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	370 x 470	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	We ceased production and closed P2 fabrication facility in June 2017.
(3)	We ceased production and closed P3 fabrication facility in February 2018.
(4)	We ceased production and closed P4 fabrication facility in October 2017.
(5)	Gross floor area of P5 fabrication facility includes gross floor area of OLED light production lines.
(6)	Gross floor area of P61 fabrication facility includes gross floor area of AP3 production line. We ceased production and closed P61 in June 2016 except for AP3 production line.
(7)	Gross floor area of P8 fabrication facility includes gross floor area of AP2, E2 and E3 production lines.
(8)	Gross floor area of P9 fabrication facility includes gross floor area of E4 production lines.
(9)	Gross floor area of GP fabrication facility includes gross floor area of extended facility.
(10)	Gross floor area of OLED light production facilities which we lease from LG Chem. We acquired the OLED light business from LG Chem in December 2015.

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

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	71,696	Not applicable (opened in April 2012)
Gumi assembly facility	301,779	January 1995
Nanjing assembly facility	150,760	May 2003
Paju assembly facility	226,758	January 2006
Wroclaw assembly facility	106,929	February 2007
Guangzhou assembly facility	139,095	December 2007
Yantai assembly facility	81,256	May 2010

Capital Expenditures

We are currently constructing our P10 fabrication facility, a next generation fabrication facility, in Paju, Korea, which is expected to be completed in the second quarter of 2018. We have completed the installation of our new E5 production line at our Gumi Display Cluster, on which we have commenced mass production of plastic OLED panels beginning in August 2017. Furthermore, in July 2017, we announced plans to make investments in an aggregate amount of ~~W~~7.8 trillion in a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea. In April 2016, we commenced construction on a new module assembly facility in Haiphong, Vietnam, which was completed in July 2017. In addition, in July 2016, we announced plans to invest ~~W~~2.0 trillion to install our new E6 production line at our P9 fabrication facility in Paju, Korea. We expect to commence mass production of flexible OLED panels on our new E6 production line in the second half of 2018. Each of our expansion and conversion projects is subject to market conditions and any changes in our investment timetable.

We currently expect that, in 2018, our total capital expenditures on a cash out basis will be higher than in 2017, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels, including the construction of a next generation large-sized OLED production line at our GP fabrication facility in Guangzhou, China through our joint venture with the government of Guangzhou, and the construction of our P10 fabrication facility, a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for TFT-LCD and OLED panels. With respect to the TFT-LCD industry, the industry grew from 586 million units in 2004 to 2,739 million units in 2017 and market revenue grew from US$49 billion to US$101 billion during the same period according to IHS Technology.

While TFT-LCD panels still predominantly constitute the display industry, the industry in recent years has witnessed the introduction of display panels based on new technologies, such as OLED technology, that have begun to compete with TFT-LCD panels. In particular, we and some of our competitors have already commenced mass production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 94% of industry revenue from global sales of OLED panels in 2017. These small-sized OLED panels compete with more advanced TFT-LCD products such as our AH-IPS products. However, as of 2017, the OLED market was relatively small compared to the TFT-LCD market. According to IHS Technology, 430 million OLED panel units that are less than nine inches were sold in 2017, with market revenue of approximately US$21 billion in that same year. We believe, however, that the market may change rapidly as a growing array of OLED panels for various applications are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. In December 2014, we commenced mass production of 55-inch, 65-inch and 77-inch Ultra HD OLED television panels on our E4 production lines. In addition, in August 2017, we began production of plastic OLED panels for smartphones on our newly constructed E5 production line.

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

According to IHS Technology, the display industry for panels that are nine inches or larger contracted in 2016 compared to 2015, with total market revenue decreasing from US$64 billion in 2015 to US$60 billion in 2016. The average selling price of those panels decreased during the same period by 4.4% from approximately US$91 in 2015 to US$87 in 2016. In 2017, the display industry for panels that are nine inches or larger expanded, with total market revenue increasing to US$67 billion. IHS Technology estimates that the average selling price of those panels has increased during the same period by approximately 10% to approximately US$96 in 2017.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. As part of our strategy, we have been proceeding with the construction of new fabrication facilities and additional investments to upgrade and convert existing facilities and production lines to produce differentiated specialty display panels based on newer technologies that command higher premiums. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Facility	Primary Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates	Year-end Input Capacity(1)
		per month)	2015	2016	2017
			(in input substrates per month)
P2(2)	590x670	60,000	76,000	38,000	42,000
P3(3)	680x880	60,000	67,000	32,000	37,000
P4(4)	1,000x1,200	60,000	98,000	92,000	27,000
P5	1,100x1,250	60,000	126,000	82,000	69,000
P61(5)	1,500x1,850	90,000	93,000	75,000	36,000
P62	1,500x1,850	60,000	46,000	50,000	49,000
P7	1,950x2,250	90,000	227,000	229,000	230,000
P8(6)	2,200x2,500 730x920	339,000	384,000	362,000	359,000
P9	2,200x2,500	60,000	50,000	60,000	68,000
GP(7)	2,200 x 2,500	60,000	96,000	151,000	211,000
Ochang(8)	370 x 470	4,000	1,000	2,500	3,000
E5(9)	1,500x925	16,265	N/A	N/A	6,289

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	We ceased production and closed P2 fabrication facility in June 2017.
(3)	We ceased production and closed P3 fabrication facility in February 2018.
(4)	We ceased production and closed P2 fabrication facility in October 2017.
(5)	Includes input capacity of AP3 production line. We otherwise ceased production and closed P61 in June 2016 except for AP3 production line.
(6)	Includes input capacity of AP2, E2, E3 and E4 production lines.
(7)	Includes input capacity of extended GP1 production line from 2016.
(8)	Year-end input capacity for 2015 represents the total input substrates after our acquisition of the OLED light business from LG Chem in December 2015.
(9)	Commenced operation in August 2017.

Our cash outflows for capital expenditures amounted to ~~W~~2,365 billion in 2015, ~~W~~3,736 billion in 2016 and ~~W~~6,592 billion (US$6,176 million) in 2017. Such capital expenditures relate mainly to continued investments in our GP fabrication facility and E4 production line in 2015, continued investments in our GP fabrication facility, the construction of our P10 fabrication facility in Paju, Korea and investments in our E5 and E6 production lines in 2016 and 2017, as well as investments in a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea in 2017. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue decreased from 10.5% in 2015 to 10.0% in 2016 and remained stable at 10.0% in 2017. The decrease in 2016 compared to 2015 was primarily due to the end of the estimated useful life of certain machinery and equipment assets in our P9 fabrication facility. We currently expect that, in 2018, our total capital expenditures on a cash out basis will be higher than in 2017, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels, including the construction of a next generation large-sized OLED production line in Guangzhou, China through our joint venture with the government of Guangzhou, as well as our continued investment in a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea, while maintaining and making improvements to our existing facilities. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

Since inception we have designed our fabrication facilities in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next-generation fabrication facilities capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabrication facilities, thereby lowering costs. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. For example, in 2017, we purchased approximately 69% of our equipment for our facilities in Korea from local suppliers on an invoiced basis. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

Raw materials comprise the largest component of our costs. We monitor the prices at which we can procure raw materials from suppliers and to the extent overseas suppliers are able to provide raw materials at competitive prices, we have diversified our supplier base by procuring raw materials from such overseas suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2002 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped, decreased by 9.0% from ~~W~~608,415 in 2015 to ~~W~~553,935 in 2016 and further decreased by 2.7% to ~~W~~538,806 (US$505) in 2017.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television and desktop panel markets, and a shift toward differentiated specialty products based on newer technologies, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and smartphones. In response to such market trends, we have increased our production capacity and sales of larger-sized panels, as well as developing and commercializing differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our 55-inch and 65-inch television panels in our product mix increased between 2015 and 2017. In addition, with respect to our desktop monitor products, we have expanded our product portfolio to offer panels with Full HD resolution ranging from 21.5 inches to 37.5 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, in order to capture the market for large-size desktop monitors. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, tablet computer panels utilizing AH-IPS technology with increasingly higher resolution and other features, smartphone and smartwatch panels utilizing flexible OLED technology and large-sized television panels utilizing our Ultra HD and OLED technologies.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2015			2016			2017
	Sales		%	Sales		%	Sales		Sales(3)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	10,854	38.2%	~~W~~	10,133	38.2%	~~W~~	11,718	US$	10,978	42.2%
Notebook computers		2,509	8.8		2,384	9.0		2,244		2,102	8.1
Desktop monitors(1)		4,553	16.0		4,035	15.2		4,393		4,116	15.8
Tablet computers		2,510	8.8		2,696	10.2		2,370		2,220	8.5
Mobile and other applications(2)		7,919	27.9		7,216	27.2		7,020		6,577	25.3

Sales of goods	~~W~~	28,345	99.9%	~~W~~	26,464	99.8%	~~W~~	27,745	US$	25,993	99.8%
Royalties and others		39	0.1		40	0.2		45		42	0.2

Revenue	~~W~~	28,384	100.0%	~~W~~	26,504	100.0%	~~W~~	27,790	US$	26,035	100.0%

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,067.42 to US$1.00, the noon buying rate in effect on December 31, 2017 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2015		2016		2017
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	55,319	14.2%	52,916	16.0%	52,108	18.1%
Notebook computers	45,509	11.6	39,672	12.0	26,999	9.4
Desktop monitors (1)	41,912	10.7	40,001	12.1	37,000	12.8
Tablet computers	31,476	8.1	24,957	7.5	26,255	9.1
Mobile and other applications (2)	216,565	55.4	173,166	52.4	146,162	50.7

Total	390,781	100.0%	330,712	100.0%	288,524	100.0%

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 10.3% from ~~W~~72,534 in 2015 to ~~W~~80,021 in 2016 and further increased by 20.2% to ~~W~~96,162 (US$90) in 2017. In 2016 compared to 2015, our average selling price increased primarily due to a general increase in the selling prices of primarily small- and medium-sized higher-end products sold during the same period, which was primarily attributable to an increase in demand for higher-end products from our customers. In 2017 compared to 2016, our average selling price further increased primarily due to an increase in the average selling price for large-sized panels, which was mainly attributable to a continued increase in demand for higher-end products from our customers.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price(3)
	Year ended December 31,
	2015		2016		2017 (4)
Televisions	~~W~~	196,207	~~W~~	191,492	~~W~~	224,879	US$	211
Notebook computers		55,132		60,093		83,114		78
Desktop monitors(1)		108,632		100,872		118,730		111
Tablet computers		79,743		108,026		90,269		85
Mobile and other applications(2)		36,566		41,671		48,029		45
All panels		72,534		80,021		96,162		90

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)	Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.
(3)	Average selling price for each market represents revenue per market divided by unit sales per market.
(4)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,067.42 to US$1.00, the noon buying rate in effect on December 31, 2017 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 10.1% from ~~W~~717,470 per square meter of net display area in 2015 to ~~W~~645,222 in 2016. In 2017, our average revenue per square meter of net display area shipped increased by 3.5% to ~~W~~667,726 (US$626).

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories decreased by 43.9% from ~~W~~364 billion as of December 31, 2015 to ~~W~~204 billion as of December 31, 2016 and remained relatively constant at ~~W~~206 billion (US$194 million) as of December 31, 2017. The decrease as of December 31, 2016 compared to as of December 31, 2015 was due to the disposal in 2016 of inventories for which devaluations were reflected in the prior year. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates of future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. In 2016, we did not recognize ~~W~~73 billion of deferred tax assets comprising tax credit carryforwards as it was no longer probable that such deferred tax assets would be utilized due to changes in estimates of future taxable income. In 2017, we reversed ~~W~~12 billion (US$11 million) of such previously unrecognized tax credit carryforwards as it became probable that sufficient taxable profit would be available in light of improved market conditions. See Note 23 of the notes to our financial statements. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions –Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for eighteen months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2015 to 2017. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ~~W~~56 billion, ~~W~~62 billion and ~~W~~102 billion (US$96 million) as of December 31, 2015, 2016 and 2017, respectively. Warranty expenses increased from ~~W~~147 billion in 2015 to ~~W~~167 billion in 2016 and further increased to ~~W~~251 billion (US$236 million) in 2017. The increases in 2016 compared to 2015 and in 2017 compared to 2016 were both attributable primarily to higher quality expectations for panel products.

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

We review the carrying amounts of long-lived assets or cash-generating units at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the relevant asset or cash generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. We recognized impairment losses of ~~W~~3.3 billion in 2015, ~~W~~1.7 billion in 2016 and ~~W~~1.8 billion (US$1.7 million) in 2017.

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

Provisions – Legal Proceedings

We are involved from time to time in certain routine legal proceedings and governmental investigations incidental to our business. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We recognize provisions for claims, assessments, litigation, fines, and penalties and other sources when there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of our resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining whether a provision should be recognized, we evaluate, among other factors, whether it is more likely than not that our defense to a claim will be successful and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. We estimate the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Revisions to estimates may significantly impact future net income. We recognized provisions for litigation and claims amounting to ~~W~~61 billion, nil and less than ~~W~~0.1 billion in the statements of financial position as of December 31, 2015, 2016 and 2017, respectively. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2015		%	2016		%	2017		2017(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	28,384	100.0%	~~W~~	26,504	100.0%	~~W~~	27,790	US$	26,035	100.0%
Cost of sales		(24,070)	84.8		(22,754)	85.9		(22,425)		(21,009)	80.7
Gross profit		4,314	15.2		3,750	14.1		5,366		5,027	19.3
Selling expenses		(878)	3.1		(695)	2.6		(994)		(931)	3.6
Administrative expenses		(593)	2.1		(610)	2.3		(696)		(652)	2.5
Research and development expenses (2)		(1,218)	4.3		(1,134)	4.3		(1,213)		(1,136)	4.4
Other income		1,274	4.5		1,592	6.0		1,082		1,014	3.9
Other expenses		(1,327)	4.7		(1,468)	5.5		(1,230)		(1,152)	4.4
Finance income		159	0.6		140	0.5		279		261	1.0
Finance costs		(316)	1.1		(266)	1.0		(269)		(252)	1.0
Equity income on investments, net		19	0.1		7	0.0		10		9	0.0
Profit before income tax		1,434	5.1		1,316	5.0		2,333		2,186	8.4
Income tax expense		(411)	1.4		(385)	1.5		(396)		(371)	1.4
Profit for the year		1,023	3.6		931	3.5		1,937		1,815	7.0

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,067.42 to US$1.00, the noon buying rate in effect on December 31, 2017 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2017 to 2016

Revenue

Our revenue increased by 4.9% from ~~W~~26,504 billion in 2016 to ~~W~~27,790 billion (US$26,035 million) in 2017. The increase in revenue resulted from increases in revenue derived from sales of panels for televisions and for desktop monitors, which were in turn due to an increase in their average selling prices, offset in part by a decrease in revenue derived from sales of panels for notebook computers, tablet computers and mobile and other applications. In particular:

•	The number of units sold of our large-sized television panels, comprising 42-inch and larger panels, which category includes four of our five top selling television panels in 2017 in terms of sales volume, namely 43-inch, 49-inch, 55-inch and 65-inch panels, increased by 3.1% from approximately 41.7 million panels in 2016 to approximately 43.0 million panels in 2017. The average selling price for those panels also increased, together resulting in a significant increase in revenue derived from those panels. The increase in revenue derived from our large-sized television panels more than offset a decrease in revenue derived from our small- and medium-sized television panels during the same period, which was due to a decrease in the number of those panels sold, resulting in an overall increase in revenue from television panels.

•	Demand for our 15.6-inch or smaller notebook computer panels, which category includes three of our top selling notebook computer panels in terms of sales volume, namely 13.3-inch, 15.4-inch and 15.6-inch panels, fell in 2017 compared to 2016, resulting in a significant decrease in the number of those panels sold by 32.0% from approximately 38.7 million panels in 2016 to approximately 26.3 million panels in 2017. The decrease in the number of those panels sold more than offset a significant increase in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels.

•	The number of units sold of our large-sized desktop monitor panels, comprising 21.5-inch and larger panels, which category includes four of our five top selling desktop monitor panels in terms of sales volume, namely 21.5-inch, 23-inch, 23.8-inch and 27-inch panels, decreased by 2.4% from approximately 33.0 million panels in 2016 to 32.2 million panels in 2017. However, the decrease in the number of those panels sold was more than offset by an increase in the average selling price of those panels during the same period, resulting in an overall increase in revenue derived from those panels. The increase in revenue derived from our large-sized desktop monitor panels more than offset a decrease in revenue derived from our small- and medium-sized desktop monitor panels over the same period, which was due to a significant decrease in the sales volume of those panels, resulting in an overall increase in revenue from desktop monitor panels.

•	Demand for our tablet computer panels smaller than 10 inches fell in 2017 compared to 2016, leading to a decrease in the number of those panels sold by 8.9% from approximately 24.8 million panels in 2016 to approximately 22.6 million panels in 2017. Furthermore, we experienced a significant decline in the average selling price of those panels during the same period, resulting in a significant decrease in revenue derived from those panels. The decrease in revenue derived from our tablet computer panels smaller than 10 inches more than offset a significant increase in revenue derived from our 10-inch or larger tablet computer panels over the same period, which was due to a significant increase in the sales volume of those panels as well as an increase in their average selling price, resulting in an overall decrease in revenue from tablet computer panels.

•	In our mobile and other applications category, we experienced a continued decrease in demand for larger smartphone panels in 2017 compared to 2016. For example, the number of units sold of panels in this category that are between four inches and seven inches, which category includes all of our larger smartphone panels and accounts for more than 80% of our sales volume and amount in this category in 2017, decreased by 22.0% from approximately 158.6 million panels in 2016 to approximately 123.7 million panels in 2017. The decrease in the number of those panels sold more than offset an increase in the average selling price of those panels during the same period, resulting in a decrease in revenue derived from those panels.

Revenue attributable to sales of panels for televisions increased by 15.6% from approximately ~~W~~10,133 billion in 2016 to approximately ~~W~~11,718 billion (US$10,978 million) in 2017, resulting from an increase in the average selling price of panels in this category in 2017 compared to 2016, partially offset by a small decrease in the number of units sold in this category during the same period. The average selling price of panels for televisions increased by 17.4% from approximately ~~W~~191,492 in 2016 to approximately ~~W~~224,879 (US$211) in 2017, whereas the total unit sales of panels in this category decreased by 1.5% from approximately 52.9 million panels in 2016 to approximately 52.1 million panels in 2017. The increase in the average selling price of television panels was mainly due to a shift in our product mix toward larger television panels and panels that are equipped with newer technologies, such as OLED and Ultra HD, which tend to command a higher price premium. The decrease in the number of television panels sold reflected a decrease in the sales volume of our television panels that are less than 42 inches in size. Notwithstanding the overall decrease in sales volume of our television panels, the sales volume of our 42-inch or larger television panels increased over the same period, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels.

Revenue attributable to sales of panels for notebook computers decreased by 5.9% from approximately ~~W~~2,384 billion in 2016 to approximately ~~W~~2,244 billion (US$2,102 million) in 2017, resulting from a decrease in the number of units sold in this category in 2017 compared to 2016, partially offset by an increase in the average selling price of panels in this category in 2017 compared to 2016. The total unit sales of panels for notebook computers decreased by 32.0% from approximately 39.7 million panels in 2016 to approximately 27.0 million panels in 2017, whereas the average selling price of panels in this category increased by 38.3% from approximately ~~W~~60,093 in 2016 to approximately ~~W~~83,114 (US$78) in 2017. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a decline in consumer demand for notebook computers, which in turn resulted in a similar decline in market demand for panels for notebook computers. The effect of such decrease was partially offset by the increase in the average selling price of panels in this category, which was attributable to the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors increased by 8.9% from approximately ~~W~~4,035 billion in 2016 to approximately ~~W~~4,393 billion (US$4,116 million) in 2017, resulting from an increase in the average selling price of panels in this category in 2017 compared to 2016, partially offset by a decrease in the number of units sold in this category in 2017 compared to 2016. The average selling price of panels for desktop monitors increased by 17.7% from approximately ~~W~~100,872 in 2016 to approximately ~~W~~118,730 (US$111) in 2017, whereas the total unit sales of panels for desktop monitors decreased by 7.5% from approximately 40.0 million panels in 2016 to approximately 37.0 million panels in 2017. The increase in the average selling price of our desktop monitor panels primarily resulted from an increase in the proportion of larger panels with differentiated specialty features, such as ultra-slim bezel borderless designs and Full HD resolution, that command higher selling prices in our product mix for desktop panels. The effect of such increase was partially offset by the decrease in sales volume of desktop panels mainly due to the continued decrease in demand for desktop monitors generally in light of increased competition among other consumer computer screen.

Revenue attributable to sales of panels for tablet computers decreased by 12.1% from approximately ~~W~~2,696 billion in 2016 to approximately ~~W~~2,370 billion (US$2,220 million) in 2017, resulting from a decrease in the average selling price of panels in this category in 2017 compared to 2016, partially offset by an increase in the number of units sold of panels in this category in 2017 compared to 2016. The average selling price of panels for tablet computers decreased by 16.4% from approximately ~~W~~108,026 in 2016 to approximately ~~W~~90,269 (US$85) in 2017, whereas the total unit sales of panels in this category increased by 5.2% from approximately 25.0 million panels in 2016 to approximately 26.3 million panels in 2017. The decrease in the average selling price of panels in this category was mainly due to increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors coupled with inventory adjustments by our customers, particularly in respect of panels smaller than 10 inches. The increase in the sales volume of panels for tablet computers was attributable to a significant increase in the sales volume of 10-inch or larger panels from 0.1 million panels in 2016 to 3.6 million panels in 2017, which in turn was primarily due to an increase in consumer demand for, and the introduction of new models of, larger tablet computers in the market.

Revenue attributable to sales of panels for mobile and other applications decreased by 2.7% from approximately ~~W~~7,216 billion in 2016 to approximately ~~W~~7,020 billion (US$6,577 million) in 2017, resulting from a decrease in the number of units sold in this category in 2017 compared to 2016, partially offset by an increase in the average selling price of panels in this category in 2017 compared to 2016. The total unit sales of panels for mobile and other applications decreased by 15.6% from approximately 173.2 million in 2016 to 146.2 million in 2017, whereas the average selling price of panels in this category increased by 15.3% from approximately ~~W~~41,671 in 2016 to approximately ~~W~~48,029 (US$45) in 2017. The decrease in the sales volume of panels for mobile and other applications primarily resulted from our shift in strategy to focus on higher-end products and more efficient manufacturing processes and reduce the production output of lower-end products. The increase in the average selling price of panels in this category was attributable to the further increase in the proportion of panels with differentiated specialty features and larger panels in our product mix for panels in this category.

In addition, our revenue attributable to royalty and others increased by 12.5% from approximately ~~W~~40 billion in 2016 to approximately ~~W~~45 billion (US$42 million) in 2017. The increase was due to an increase in royalties from ~~W~~17 billion in 2016 to ~~W~~20 billion (US$19 million) in 2017, as well as an increase in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ~~W~~23 billion in 2016 to ~~W~~25 billion (US$23 million) in 2017.

Cost of Sales

Cost of sales decreased by 1.4% from ~~W~~22,754 billion in 2016 to ~~W~~22,425 billion (US$21,009 million) in 2017. The decrease in our cost of sales in 2017 compared to 2016 was attributable primarily to decreases in raw materials and component costs mainly related to selling fewer panel units overall in 2017 compared to 2016, partially offset by the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, change in inventories due in part to the weakening of the U.S. Dollar, in which 85.6% of our raw materials and component part purchases were denominated in 2017, against the Korean Won in 2017 compared to 2016 contributed to the decrease in cost of sales in 2017 compared to 2016.

As a percentage of our total cost of sales, raw materials and component costs decreased from 66.4% in 2016 to 64.6% in 2017, while labor costs, overhead costs and depreciation and amortization costs increased from 10.1%, 11.3% and 12.5%, respectively, in 2016 to 10.9%, 12.1% and 13.7%, respectively, in 2017.

As a percentage of revenue, cost of sales decreased from 85.9% in 2016 to 80.7% in 2017. The decrease in our cost of sales as a percentage of revenue in 2017 compared to 2016 was attributable mainly to the continued increase in the proportion of high margin products with differentiated specialty features, which tend to command higher premiums, in our product mix during the same period.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 2.7% from ~~W~~553,935 in 2016 to ~~W~~538,806 (US$505) in 2017. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 13.0% from ~~W~~68,803 in 2016 to ~~W~~77,723 (US$73) in 2017 due in part to increases in the proportion within each of our product categories of larger panel units with differentiated specialty features, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 43.1% from ~~W~~3,750 billion in 2016 to ~~W~~5,366 billion (US$5,027 million) in 2017, and our gross margin increased from 14.1% in 2016 to 19.3% in 2017. The continued shift in our product mix toward higher-end products in 2017 resulted in increases in both the average selling price and cost of sales per panel sold in 2017 compared to 2016, but the increase in the average selling price per panel sold outpaced the increase in cost of sales per panel sold, because the higher-end products in our product mix tend to command higher premiums and we were able to partially offset the increase in per unit costs by continuing to improve the efficiency of our production processes.

Selling and Administrative Expenses

Selling and administrative expenses increased by 29.6% from ~~W~~1,305 billion in 2016 to ~~W~~1,691 billion (US$1,584 million) in 2017. As a percentage of revenue, our selling and administrative expenses increased from 4.9% in 2016 to 6.1% in 2017. The increase in selling and administrative expenses in 2017 compared to 2016 was attributable primarily to increases in:

•	advertising expenses, resulting from an increase in our marketing activities in 2017, primarily in North America, in an effort to further expand the market for OLED panels; and

•	warranty expenses, resulting from higher quality expectations for panel products.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2017:

	Year ended December 31,
	2016		2017
	(in billions of Won)
Salaries	~~W~~	277	~~W~~	327
Expenses related to defined benefit plan		29		27
Other employee benefits		90		95
Shipping costs		191		215
Fees and commissions		193		197
Depreciation		129		139
Taxes and dues		31		46
Advertising		68		236
Warranty expenses		167		251
Rent		26		27
Insurance		12		12
Travel		23		28
Training		14		16
Others		56		73

Total	~~W~~	1,305	~~W~~	1,691

Research and Development Expenses

Research and development expenses increased by 7.0% from ~~W~~1,134 billion in 2016 to ~~W~~1,213 billion (US$1,136 million) in 2017. As a percentage of revenue, our research and development expenses increased slightly from 4.3% in 2016 to 4.4% in 2017. The increase in research and development expenses in 2017 compared to 2016 was attributable to increases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities and gain on disposal of property, plant and equipment, and other expenses include primarily foreign currency losses from operating activities and loss on disposal of property, plant and equipment. In 2017, we recorded total net other expense of ~~W~~149 billion (US$140 million) compared to total net other income of ~~W~~124 billion in 2016. The change was primarily due to a net foreign currency gain of ~~W~~123 billion in 2016 compared to a net foreign currency loss of ~~W~~220 billion (US$206 million) in 2017, reflecting the weakening of the U.S. Dollar against the Korean Won in 2017 compared to 2016, offset in part by a more than ten-fold increase in net gain on disposal of property, plant and equipment from ~~W~~7 billion in 2016 to ~~W~~81 billion in 2017, which was due mainly to the gain we recognized from the sale of equipment following the closure of our P4 manufacturing facility. See Note 21 of the notes to our financial statements.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. We recorded total net finance income of ~~W~~10 billion (US$9 million) in 2017 compared to total net finance cost of ~~W~~127 billion in 2016.

Our finance income increased by 99.3% from ~~W~~140 billion in 2016 to ~~W~~279 billion (US$261 million) in 2017, attributable primarily to an increase in foreign currency gain by 157.3% from ~~W~~82 billion in 2016 to ~~W~~211 billion (US$198 million) in 2017 and an increase in interest income by 42.9% from ~~W~~42 billion in 2016 to ~~W~~60 billion (US$56 million) in 2017. The increase in foreign currency gain in 2017 compared to 2016 was due to an increase in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period. The increase in interest income resulted primarily from an increase in our average amounts of interest-earning financial assets outstanding as well as the applicable interest rates on such financial assets in 2017 compared to 2016.

Our finance costs increased slightly by 1.1% from ~~W~~266 billion in 2016 to ~~W~~269 billion (US$252 million) in 2017 mainly due to a seven-fold increase in loss on disposal of investments in equity accounted investees from ~~W~~6 billion in 2016 to ~~W~~42 billion (US$39 million) in 2017, partially offset by a decrease in interest expense by 20.9% from ~~W~~115 billion in 2016 to ~~W~~91 billion (US$85 million) in 2017. The increase in loss on disposal of investments in equity accounted investees in 2017 compared to 2016 was primarily due to the losses we recognized in connection with the sale of our 46% equity interest in New Optics Co., Ltd. and our 23% equity interest in Narenanotech Corporation, each in 2017. The decrease in interest expense in 2017 compared to 2016 resulted primarily from an increase in the proportion of interest payments relating to our facility loans, which interest payments may be capitalized and recognized as part of our construction-in-progress assets.

Income Tax Expense

Our income tax expense increased by 2.9% from ~~W~~385 billion in 2016 to ~~W~~396 billion (US$371 million) in 2017, primarily due to a 77.3% increase in profit before income tax from ~~W~~1,316 billion in 2016 to ~~W~~2,333 billion (US$2,186 million) in 2017. Our effective tax rate decreased from 29.2% in 2016 to 17.0% in 2017 primarily due to a decrease in unrecognized deferred tax assets (which accounted for a 6.0% point decrease in effective tax rate as compared to 2016), which reflected changes in estimates of our future taxable income, and a decrease in income tax rate using the statutory tax rate of each country in which we pay income tax (which accounted for a 5.0% point decrease in effective tax rate as compared to 2016), which was primarily attributable to a decrease in the proportion of profit before income tax from our consolidated subsidiaries in the United States, Japan and Germany, which have relatively high statutory income tax rates. In addition, a change in the applicable tax rate used in estimating our deferred tax expense accounted for a 3.1% point decrease in effective tax rate as compared to 2016. See Note 23 of the notes to our financial statements.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year increased significantly by 107.8% from ~~W~~931 billion in 2016 to ~~W~~1,937 billion in 2017.

Comparison of 2016 to 2015

Revenue

Our revenue decreased by 6.6% from ~~W~~28,384 billion in 2015 to ~~W~~26,504 billion in 2016. The decrease in revenue resulted from decreases in revenue from sales of panels for televisions, for mobile and other applications, for desktop monitors and for notebook computers, which were in turn mainly due to decreases in the number of panels sold for televisions and for mobile and other applications, a decrease in the average selling price of panels for desktop monitors and a decrease in the number of panels sold for notebook computers, offset in part by an increase in revenue derived from sales of panels for tablet computers. In particular:

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

Revenue attributable to sales of panels for televisions decreased by 6.6% from approximately ~~W~~10,854 billion in 2015 to approximately ~~W~~10,133 billion in 2016, resulting from decreases in both the number of units sold and average selling price of panels in this category in 2016 compared to 2015. The total unit sales of panels for televisions decreased by 4.3% from approximately 55.3 million panels in 2015 to approximately 52.9 million panels in 2016, and the average selling price of panels in this category decreased by 2.4% from approximately ~~W~~196,207 in 2015 to approximately ~~W~~191,492 in 2016. The decrease in revenue attributable to sales of panels for televisions primarily reflected a decrease in the sales volume of our television panels that are less than 42-inches in size. Notwithstanding the overall decrease in sales volume of our television panels, the sales volume of our television panels that are 42-inches in size or larger increased over the same period, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels. The average selling price of television panels also decreased over the same period, mainly due to an increase in the proportion of our television panels sold in open cell form without backlight units, which generally have lower selling prices compared to television panels in module form with backlight units, and increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors in 2016 compared to 2015.

Revenue attributable to sales of panels for notebook computers decreased by 5.0% from approximately ~~W~~2,509 billion in 2015 to approximately ~~W~~2,384 billion in 2016, resulting from a decrease in the number of units sold in this category in 2016 compared to 2015, partially offset by an increase in the average selling price of panels in this category in 2016 compared to 2015. The total unit sales of panels for notebook computers decreased by 12.7% from approximately 45.5 million panels in 2015 to approximately 39.7 million panels in 2016, whereas the average selling price of panels in this category increased by 9.0% from approximately ~~W~~55,132 in 2015 to approximately ~~W~~60,093 in 2016. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a decline in consumer demand for notebook computers, which in turn resulted in a similar decline in market demand for panels for notebook computers, partially offset by the increase in the average selling price of panels in this category, which was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors decreased by 11.4% from approximately ~~W~~4,553 billion in 2015 to approximately ~~W~~4,035 billion in 2016, resulting from decreases in both the average selling price and number of units sold of panels in this category in 2016 compared to 2015. The average selling price of panels for desktop monitors decreased by 7.1% from approximately ~~W~~108,632 in 2015 to approximately ~~W~~100,872 in 2016, and the total unit sales of panels in this category decreased by 4.5% from approximately 41.9 million panels in 2015 to approximately 40.0 million panels in 2016. The decrease in revenue attributable to sales of panels for desktop monitors primarily resulted from a general decrease in demand for desktop monitors in light of increased competition among other consumer computer screen devices.

Revenue attributable to sales of panels for tablet computers increased by 7.4% from approximately ~~W~~2,510 billion in 2015 to approximately ~~W~~2,696 billion in 2016, resulting from an increase in the average selling price of panels for tablet computers in 2016 compared to 2015, partially offset by a decrease in the number of units sold in this category in 2016 compared to 2015. The average selling price of panels for tablet computers increased by 35.5% from approximately ~~W~~79,743 in 2015 to approximately ~~W~~108,026 in 2016, whereas the total unit sales of panels in this category decreased by 20.6% from approximately 31.5 million panels in 2015 to approximately 25.0 million panels in 2016. The increase in the average selling price of panels in this category was attributable to an increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as AH-IPS, in our product mix for panels for tablet computers. The decrease in the sales volume of panels for tablet computers was attributable to a maturing of the consumer market and plateauing of demand for tablet computers in general.

Revenue attributable to sales of panels for mobile and other applications decreased by 8.9% from approximately ~~W~~7,919 billion in 2015 to approximately ~~W~~7,216 billion in 2016, resulting from a decrease in the number of units sold in this category in 2016 compared to 2015, partially offset by an increase in the average selling price of panels in this category in 2016 compared to 2015. The total unit sales of panels for mobile and other applications decreased by 20.0% from approximately 216.6 million in 2015 to approximately 173.2 million in 2016, whereas the average selling price of panels in this category increased by 14.0% from approximately ~~W~~36,566 in 2015 to approximately ~~W~~41,671 in 2016. The decrease in the sales volume of panels for mobile and other applications primarily resulted from a general decrease in consumer demand for smartwatch and larger smartphone products, which in turn resulted in a similar decrease in market demand for panels for smartwatches and larger smartphones. The increase in the average selling price of panels in this category was attributable to an increase in the proportion of panels with differentiated specialty features and larger panels for automotive display and other applications in our product mix for panels in this category.

In addition, our revenue attributable to royalty and others increased by 2.6% from approximately ~~W~~39 billion in 2015 to approximately ~~W~~40 billion in 2016. The increase was due to an increase in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ~~W~~20 billion in 2015 to ~~W~~23 billion in 2016, partially offset by a decrease in royalties from ~~W~~19 billion in 2015 to ~~W~~17 billion in 2016.

Cost of Sales

Cost of sales decreased by 5.5% from ~~W~~24,070 billion in 2015 to ~~W~~22,754 billion in 2016. The decrease in our cost of sales in 2016 compared to 2015 was attributable primarily to decreases in raw materials and component costs related to selling fewer panel units overall in 2016 compared to 2015, which were offset in part by the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, a decrease in depreciation costs, resulting mainly from the end of estimated useful life of certain machinery and equipment assets in our P9 fabrication facilities in 2016, contributed to the decrease in cost of sales in 2016 compared to 2015.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 9.0% from ~~W~~608,415 per square meter of net display area in 2015 to ~~W~~553,935 (US$460) in 2016. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 11.7% from ~~W~~61,593 in 2015 to ~~W~~68,803 in 2016 due in part to increases in the proportion within each of our product categories of larger panel units with differentiated specialty features, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 13.1% from ~~W~~4,314 billion in 2015 to ~~W~~3,750 billion in 2016, and our gross margin declined from 15.2% in 2015 to 14.1% in 2016. The continued shift in our product mix toward higher-end products in 2016 resulted in increases in both the average selling price and cost of sales per panel sold in 2016 compared to 2015, but the increase in cost of sales per panel sold outpaced the increase in average selling price due in part to a general decrease in market demand and competitive pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 11.4% from ~~W~~1,471 billion in 2015 to ~~W~~1,305 billion in 2016. As a percentage of revenue, our selling and administrative expenses decreased from 5.2% in 2015 to 4.9% in 2016. The decrease in selling and administrative expenses in 2016 compared to 2015 was attributable primarily to a decrease in advertising expense, resulting from a decrease in our marketing activities in 2016 after we had concluded a large-scale marketing effort in 2015 to expand the market for OLED panels in North America and Europe.

Such decrease was offset in part by an increase in warranty expenses in 2016 compared to 2015 resulting primarily from higher quality expectations for panel products.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2016:

	Year ended December 31,
	2015		2016
	(in billions of Won)
Salaries	~~W~~	268	~~W~~	277
Expenses related to defined benefit plan		27		29
Other employee benefits		88		90
Shipping costs		200		191
Fees and commissions		191		193
Depreciation		119		129
Taxes and dues		31		31
Advertising		266		68
Warranty expenses		147		167
Rent		24		26
Insurance		11		12
Travel		24		23
Training		16		14
Others		59		56

Total	~~W~~	1,471	~~W~~	1,305

Research and Development Expenses

Research and development expenses decreased by 6.9% from ~~W~~1,218 billion in 2015 to ~~W~~1,134 billion in 2016. As a percentage of revenue, our research and development expenses remained stable at 4.3% in each of 2015 and 2016. The decrease in research and development expenses in 2016 compared to 2015 was attributable to decreases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities. In 2016, we recorded total net other income of ~~W~~124 billion compared to total net other expense of ~~W~~53 billion in 2015. The change was primarily due to a decrease in expenses related to legal proceedings or claims and others from ~~W~~128 billion in 2015 to ~~W~~16 billion in 2016, as well as an increase in net foreign currency gain from ~~W~~43 billion in 2015 to ~~W~~123 billion in 2016. See “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings” for a discussion of our legal proceedings and associated settlement payments, and Note 25 of the notes to our financial statements.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. Our total net finance costs decreased by 19.1% from ~~W~~157 billion in 2015 to ~~W~~127 billion in 2016.

Our finance income decreased by 11.9% from ~~W~~159 billion in 2015 to ~~W~~140 billion in 2016, attributable primarily to a decrease in interest income by 26.3% from ~~W~~57 billion in 2015 to ~~W~~42 billion in 2016 and a decrease in gain on disposal of investments in equity accounted investees by 52.2% from ~~W~~23 billion in 2015 to ~~W~~11 billion in 2016. The decrease in interest income resulted primarily from a decrease in the average interest rates applicable to our financial assets, as well as a decrease in our average amounts of financial assets outstanding, in 2016 compared to 2015. We recognized a gain on disposal of investments in equity accounted investees in 2016 in connection with our disposal in July 2016 of a 51% equity interest in Suzhou Raken Technology Co., Ltd. (“Suzhou Raken”) through an exchange of equity interests with AmTRAN Technology Co., Ltd by which we concurrently acquired a 100% equity interest in Suzhou Lehui Display Co., Ltd., which was spun-off from Suzhou Raken, and we recognized differences between book value and fair value of investments in Suzhou Raken.

Our finance costs decreased by 15.8% from ~~W~~316 billion in 2015 to ~~W~~266 billion in 2016 mainly due to a decrease in foreign currency loss by 15.4% from ~~W~~156 billion in 2015 to ~~W~~132 billion in 2016 and a decrease in loss on impairment of investments by 77.8% from ~~W~~27 billion in 2015 to ~~W~~6 billion in 2016, as well as a decrease in interest expense by 10.2% from ~~W~~128 billion in 2015 to ~~W~~115 billion in 2016. The decrease in foreign currency loss in 2016 compared to 2015 resulted primarily from a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar on the applicable foreign currency remeasurement and transaction dates. We recorded an impairment loss in 2016 in connection with a decrease in the carrying value of our investment in WooRee E&L Co., Ltd. The decrease in interest expense in 2016 compared to 2015 resulted primarily from a decrease in the average interest rates applicable to our financial liabilities during such period.

Income Tax Expense

Our income tax expense decreased by 6.3% from ~~W~~411 billion in 2015 to ~~W~~385 billion in 2016, due to an 8.2% decrease in profit before income tax from ~~W~~1,434 billion in 2015 to ~~W~~1,316 billion in 2016. Our effective tax rate increased from 28.6% in 2015 to 29.2% in 2016 primarily due to an increase in unrecognized deferred tax assets (which accounted for a 4.8% point increase in effective tax rate as compared to 2015) due to changes in estimates of future taxable income, the effect of which was offset in part by an increase in tax credits largely due to an increase in capital expenditures eligible for tax credits (which accounted for a 3.3% point decrease in effective tax rate as compared to 2015) during the same period. See Note 23 of the notes to our financial statements. As of December 31, 2016, unused tax credit carryforwards of ~~W~~108 billion were not recognized as deferred tax assets because we did not believe realization of such amounts would be probable. As of December 31, 2015, unused tax credit carryforwards of ~~W~~79 billion were not recognized.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year decreased by 8.9% from ~~W~~1,023 billion in 2015 to ~~W~~931 billion in 2016.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~752 billion, ~~W~~1,559 billion and ~~W~~2,603 billion (US$2,439 million) as of December 31, 2015, 2016 and 2017, respectively. We also had short-term deposits in banks of ~~W~~1,772 billion, ~~W~~1,164 billion and ~~W~~758 billion (US$710 million), respectively, as of December 31, 2015, 2016 and 2017. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2018 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2015, we had current assets of ~~W~~9,532 billion and current liabilities of ~~W~~6,607 billion, resulting in working capital of ~~W~~2,925 billion. As of December 31, 2016, we had current assets of ~~W~~10,484 billion and current liabilities of ~~W~~7,058 billion, resulting in working capital of ~~W~~3,426 billion. As of December 31, 2017, we had current assets of ~~W~~10,474 billion (US$9,812 million) and current liabilities of ~~W~~8,979 billion (US$8,412 million), resulting in working capital of ~~W~~1,495 billion (US$1,401 million). The increase in working capital as of December 31, 2016 compared to December 31, 2015 was primarily attributable to an ~~W~~860 billion increase in trade accounts and notes receivable as of December 31, 2016 compared to December 31, 2015 mainly as a result of a ~~W~~291 billion decrease during such period in trade accounts and notes receivable which were sold to financial institutions but remained current and outstanding as well as an increase in sales during the fourth quarter of 2016 compared to the fourth quarter of 2015, and a ~~W~~748 billion decrease in current financial liabilities as of December 31, 2016 compared to December 31, 2015 mainly as a result of our repayment during 2016 of ~~W~~1,416 billion of current portion of long-term debt outstanding as of December 31, 2015, offset in part by a ~~W~~1,000 billion increase in other accounts payable as of December 31, 2016 compared to December 31, 2015 mainly as a result of our investments in our GP fabrication facility, the construction of our P10 fabrication facility in Paju, Korea and investments in our E5 production line. The decrease in working capital as of December 31, 2017 compared to December 31, 2016 was primarily attributable to a ~~W~~785 billion increase in current financial liabilities mainly due to the increase in our current portion of long-term debt outstanding as of December 31, 2017 compared to December 31, 2016, as well as a ~~W~~720 billion increase in other accounts payable mainly as a result of construction costs incurred in connection with our ongoing investments in a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient working capital for our present requirements. In 2017, we issued domestic debentures in the aggregate principal amount of ~~W~~500 billion (US$468 million) and we entered into a number of facility loan agreements, from which we have drawn down the full aggregate principal amount of ~~W~~630 billion (US$590 million) and US$495 million (~~W~~528 billion) as of December 31, 2017 in long-term loans, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2017. We have pledged property, plant and equipment and other assets in the amount of RMB 1,853 million (~~W~~303 billion) as security in connection with our facility loan agreements.

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

Our net cash provided by operating activities amounted to ~~W~~2,727 billion in 2015, ~~W~~3,641 billion in 2016 and ~~W~~6,764 billion (US$6,337 million) in 2017. The increase in net cash provided by operating activities in 2016 compared to 2015 was mainly due to (i) a decrease in cash paid for purchases of components and raw materials resulting from an increase in accounts payable for such purchases and (ii) an increase in cash inflow from accounts receivable resulting from a significant decrease of offset with advances received from customers. The increase in net cash provided by operating activities in 2017 compared to 2016 was mainly due to (i) an increase in cash collected from our customers as a result of an increase in our sales in 2017 compared to 2016, (ii) an increase in cash inflow from trade accounts and notes receivable primarily resulting from the effects of the timing of trade accounts receivable collections prior to the year-end and appreciation of the Korean Won against the U.S. dollar at the end of 2017 compared to the end of 2016, and (iii) long-term advances received in 2017 pursuant to long-term supply agreements compared to no such advances received in 2016.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2016, our inventory levels decreased by 2.7% from year-end 2015. In 2017, our inventory levels increased by 2.8% from year-end 2016.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2015		2016		2017		2017(1)
	(in billions of Won and millions of US$)
Finished goods	~~W~~	911	~~W~~	931	~~W~~	966	US$	905
Work in process		720		686		749		702
Raw materials		389		355		345		323
Supplies		331		316		291		273

Total	~~W~~	2,351	~~W~~	2,288	~~W~~	2,351	US$	2,203

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,067.42 to US$1.00, the noon buying rate in effect on December 31, 2017 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~2,732 billion in 2015, ~~W~~3,189 billion in 2016 and ~~W~~6,481 billion (US$6,072 million) in 2017. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~2,365 billion, ~~W~~3,736 billion and ~~W~~6,592 billion (US$6,176 million) in 2015, 2016 and 2017, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings and bond issuances.

We currently expect that, in 2018, our total capital expenditures on a cash out basis will be higher than in 2017, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels, including the construction of a next generation large-sized OLED production line in Guangzhou, China through our joint venture with the government of Guangzhou, as well as a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea, while maintaining and making improvements to our existing facilities. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to ~~W~~174 billion in 2015 and net cash provided by financing activities amounted to ~~W~~308 billion in 2016. In 2017, net cash provided by financing activities amounted to ~~W~~862 billion (US$808 million). The net cash used in financing activities in 2015 reflects primarily the repayment of short-term borrowings as well as the payment of dividends. The net cash provided by financing activities in 2016 reflects primarily the increase in long-term borrowings compared to 2015. The net cash provided by financing activities in 2017 reflects primarily the net proceeds from long-term debt as well as a decrease in repayment of current portion of long-term debt and debentures compared to 2016.

At our shareholders meeting on March 13, 2015, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2014 and distributed the cash dividend to such shareholders on April 8, 2015. On March 11, 2016, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2015 and distributed the cash dividend to such shareholders on April 8, 2016. On March 23, 2017, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2016 and distributed the cash dividend to such shareholders on April 13, 2017. On March 15, 2018, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividend to such shareholders on April 12, 2018.

We had a total of nil, ~~W~~113 billion and nil of short-term borrowings outstanding as of December 31, 2015, 2016 and 2017, respectively. For further information regarding these short-term borrowings, please see Note 11 of the notes to our financial statements.

As of December 31, 2017, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$1,743 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities in Korean Won and foreign currencies for up to aggregate amounts of ~~W~~90 billion and US$2,401 million, respectively. For further information regarding these facilities, please see Note 15 of the notes to our financial statements.

As of December 31, 2017, we had outstanding long-term debt including current portion and discounts on debentures in the amount of ~~W~~5,607 billion (US$5,253 million), consisting of ~~W~~2,015 billion of Korean Won denominated debentures, US$1,500 million of U.S. dollar denominated long-term loans, RMB3,263 million of RMB denominated long-term loans, ~~W~~200 billion of Korean Won denominated commercial paper, and ~~W~~1,252 billion of Korean Won denominated long-term loans.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2017. For further information about our short- and long-term debt obligations as of December 31, 2017, see Note 11 of the notes to our financial statements.

On December 19, 2016, we entered into an agreement to guarantee the payment obligations of our subsidiary LG Display Vietnam Haiphong Co., Ltd. in the amount of US$100 million under a credit facility LG Display Vietnam Haiphong Co., Ltd. (“LGD Vietnam”) entered into with BNP Paribas, Singapore Branch and other lenders. On March 7, 2017, we entered into another agreement to guarantee LGD Vietnam’s payment obligations in the amount of US$400 million (~~W~~427 billion) under a credit facility entered into with the Sumitomo Mitsui Banking Corporation and other lenders.

Set forth below are the aggregate amounts, as of December 31, 2017, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	~~W~~	5,607,357	~~W~~	1,453,167	~~W~~	3,077,603	~~W~~	883,734	~~W~~	192,853
Fixed License Payment		85,420		28,473		56,947		—		—
Long-Term Other Payables		2		—		2		—		—

Total	~~W~~	5,692,779	~~W~~	1,478,040	~~W~~	3,134,552	~~W~~	883,734	~~W~~	192,853

Estimates of interest payment based on contractual interest rates effective as of December 31, 2017	~~W~~	289,529	~~W~~	131,480	~~W~~	123,596	~~W~~	31,602	~~W~~	2,851

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~88 billion in 2015, ~~W~~94 billion in 2016 and ~~W~~107 billion (US$100 million) in 2017, representing 5.7% of our research and development related expenditures in 2015, 6.6% in 2016 and 5.6% in 2017. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2017, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ~~W~~200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion and 24.2% (including local income surtax) for our taxable income in excess of ~~W~~20 billion. The effective tax rate applicable to us may further increase in 2018 pursuant to the Korean government’s announcement in December 2017 to raise the corporate income tax rate applicable to companies whose taxable income exceeds ~~W~~300 billion from 22% to 25%, excluding local municipal taxes. However, such announcement by the Korean government did not change the minimum corporate income tax rate applicable to us.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in technology and human resources development. For example, under the Special Tax Treatment Control Law, we are entitled to a tax credit of up to 4% for our capital investments made outside certain areas of Seoul on or before December 31, 2017, provided that the number of our employees does not decrease compared to the previous year.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2017, we had available deferred tax assets related to these credits of ~~W~~269 billion (US$252 million), which may be utilized against future income tax liabilities through 2022. In addition, we also had unused tax credit carryforwards of ~~W~~150 billion (US$141 million) as of December 31, 2017 for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and development related expenditures amounted to ~~W~~1,547 billion in 2015, ~~W~~1,423 billion in 2016 and ~~W~~1,912 billion (US$1,791 million) in 2017, representing 5.4% of our revenue in 2015, 5.4% in 2016 and 6.9% in 2017.

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•	In 2015, we developed the world’s first Ultra HD OLED television panels, including 65-inch and 77-inch panels that feature High Dynamic Range functionality with perfect black and improved luminance. In addition, we unveiled a 55-inch “wallpaper” OLED television panel which was slim and light enough to attach to the wall simply by using magnets or wires. We were able to achieve this width using an innovative production method whereby the electric circuits are installed in a separate process. In the commercial space, we developed the world’s first 55-inch double-sided OLED panel for commercial use, which shows different images on each side while achieving a width of only 5.3 mm, as well as a 139-inch Vertical Tiling OLED display that is made of eight 65-inch OLED panels connected together in a double-sided S-curved pattern. We also successfully commenced mass production of in-TOUCH panels for notebook computers. With respect to smartphones, we developed the world’s first 5.5-inch Quad HD in-TOUCH panel and the world’s first 5.7-inch free-form Quad HD panel.

•	In 2016, we developed wallpaper-thin 65-inch OLED television panel with a thickness of 2.57mm. In addition, we unveiled a 65-inch Ultra HD OLED television panel with speakers integrated into the display, and we developed a 65-inch ultra-slim OLED television panel that applies High Dynamic Range technology to achieve 800 nit peak luminance and improved display quality. We also developed a 55-inch Full HD transparent OLED television panel, with a transparency level of 40%. In the case of LCD panels, we developed the world’s first 86-inch ultra-stretch format LCD television panel with a 58:9 screen aspect ratio. With respect to monitors, we successfully developed the world’s first in-TOUCH monitor panel as well as the world’s largest, at the time, 21:9 screen aspect ratio IPS curved monitor utilizing Ultra Wide Quad HD technology. With respect to smartphones, we introduced our “Always-On Display” technology which enables the display of 24-hour information such as date, day, time, and battery status even when the screen is off, and reduces unnecessary power waste. We also unveiled the world’s first 12.3-inch transparent OLED display and 6.13-inch mirror display for Glass OLED.

•	In 2017, we unveiled the world’s first 77-inch flexible and transparent Ultra HD OLED display panel with a transparency level of 40% and a radius curvature of 80mm. We also developed the world’s first Crystal Sound OLED television product, which achieves a new platform concept through the development of OLED panel products with integrated speakers. In addition, we developed the world’s first 88-inch ultra-stretch LCD panel for commercial use. In the case of monitors, we produced the world’s first 31.5 inch Ultra HD LCD panel with “8K” resolution. With respect to smartphones, we released a 5.7-inch Quad HD-plus full vision LCD display and a 6-inch Quad HD plastic OLED panel for smartphone products. With respect to automotive displays, we successfully developed and commenced production of in-TOUCH LCD panels.

As the product life cycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as in tablet computers, smartphones, smartwatches, public displays and automotive displays.

In order to maintain our position as one of the industry’s technology leaders, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our long-term strategy. In connection with our efforts to enhance our research and development capability with respect to next-generation display technologies, we opened the R&D Center in Paju, Korea in April 2012. In addition, we have further expanded our research and development resources by allocating some of our research and development personnel to the newly-opened LG Science Park, which is located in western Seoul and commenced its operations in December 2017. LG Science Park accommodates researchers from various LG Group-affiliated companies with expertise in a broad range of disciplines, including electronics, chemistry, nanotechnology, display, fabrication, life sciences and new materials, to focus on developing and testing innovative new technologies.

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In April 2016, we entered into an agreement with Pohang University of Science and Technology, or POSTECH, to establish the LGD-POSTECH Cooperation Center within the university’s Research Institute of Electrical Circuit, Algorithm and Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2017, we employed over 4,800 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2018 to 2036. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in Korea and various other countries in which we sold our products. We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We also enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property. In addition, we have increased our efforts to safeguard our propriety information by engaging in in-house information protection awareness activities with our employees.

License Agreements

We enter into license or cross-license agreements from time to time with third parties with respect to various device and process technologies to complement our in-house research and development. We engage in regular discussions with third parties to identify potential areas for additional licensing of key technologies.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~88 billion in 2015, ~~W~~94 billion in 2016 and ~~W~~107 billion (US$100 million) in 2017, representing 5.7%, 6.6% and 5.6% of our research and development related expenditures in 2015, 2016 and 2017, respectively. We recognized royalty income in the amount of ~~W~~19 billion in 2015, ~~W~~14 billion in 2016 and ~~W~~17 billion (US$16 million) in 2017. The following are examples of license agreements we have entered into:

•	We have a license agreement with each of Columbia University, Penn State University, Honeywell International, Honeywell Intellectual Properties, Plasma Physics Corporation and Fergason Patent Properties. Each license agreement provides for a non-exclusive license under certain patents relating to TFT-LCD technologies.

•	We entered into a license agreement with Semiconductor Energy Laboratory which provides for a non-exclusive license under certain patents relating to TFT-LCD and AMOLED technologies.

•	We entered into a cross-license agreement with each of Hitachi, HannStar and Hydis for a non-exclusive license under certain patents relating to display technologies.

•	We entered into separate cross-license agreements with each of NEC and AU Optronics in connection with the settlement of certain patent infringement lawsuits. Under the agreements, each party grants the other party a license under certain patents relating to TFT-LCD technologies.

•	We are licensed to use certain patents for our TFT-LCD products pursuant to a cross-license agreement between Philips Electronics and Toshiba Corporation.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents, which such third parties own or control.

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

For a discussion of our off-balance sheet arrangements, please see “— Factoring and securitization of accounts receivable”, “— Letters of credit” and “— Payment guarantees” in Note 14 of the notes to our financial statements.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Joon Park	October 30, 1954	Director	March 2013	March 2019	Professor, School of Law, Seoul National University

Sung Sik Hwang	July 24, 1956	Director	January 2015	March 2021	Professor, Business Administration, Gachon University

Kun Tai Han	October 30, 1956	Director	March 2016	March 2019	Chief Executive Officer, Hans Consulting

Byoung Ho Lee	July 6, 1964	Director	March 2018	March 2021	Professor, Electrical and Computer Engineering, Seoul National University

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Sang Beom Han	June 18, 1955	Chairman of the Board, Representative Director, Vice Chairman and Chief Executive Officer	March 2012	March 2021	—

Sang Don Kim	October 20, 1962	Director, Executive Vice President and Chief Financial Officer	March 2014	March 2019	—

Hyun Hwoi Ha	December 18, 1956	Director	March 2017	March 2020	Vice Chairman, LG Corp.

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Business Group/Unit

Yong Kee Hwang	January 8, 1958	President and Head of TV Business Unit	January 2018	TV Business Unit

Yu Seoung Yin	June 20, 1956	Executive Vice President and Head of China Operations Group Unit	January 2008	—

Soo Youle Cha	October 21, 1957	Executive Vice President in TV Business Unit	January 2014	TV Business Unit

Bang Soo Lee	November 19, 1958	Executive Vice President and Head of Business Support Group	January 2016	—

Sang Mun Shin	July 26, 1959	Executive Vice President and Chief Production Officer	January 2017	CPO

Hyung Seok Choi	October 27, 1961	Executive Vice President and Head of Mobile Business Unit	January 2017	Mobile Business Unit

In Byeong Kang	May 11, 1963	Executive Vice President and Chief Technology Officer	January 2018	CTO

Yong Min Ha	December 10, 1966	Executive Vice President and Head of Mobile Development Group 2	January 2018	Mobile Business Unit

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

Sang Don Kim has served as director since March 2014 and senior vice president and chief financial officer since January 2014. In January 2018, Mr. Kim became an executive vice president. Prior to joining LG Display, he served as senior vice president and chief financial officer of Serveone. Mr. Kim holds a bachelor’s degree in business administration from Yonsei University and a master’s degree in business administration from the University of Washington.

Hyun Hwoi Ha has served as director since March 2017. Mr. Ha is currently the vice chairman of LG Corp. He also served as president and head of the home entertainment business division of LG Electronics. Mr. Ha holds a bachelor’s degree in history from Pusan National University and a master’s degree in business administration from Waseda University.

Joon Park has served as outside director since March 2013. Mr. Park is currently a professor of the School of Law at Seoul National University. Mr. Park previously practiced law at a Korean law firm. Mr. Park holds a bachelor’s degree in law from Seoul National University.

Sung Sik Hwang has served as outside director since January 2015. Mr. Hwang is currently a professor of Business Administration at Gachon University. Mr. Hwang previously served as president of Samchully Co., Ltd., vice-president of Kyobo Life Insurance Co., Ltd. and vice-president of Samil PricewaterhouseCoopers. Mr. Hwang holds bachelor’s and master’s degrees in business administration from Seoul National University and a Ph.D. from Korea Advanced Institute of Science and Technology.

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

Byoung Ho Lee has served as outside director since March 2018. Mr. Lee is currently a professor of Electrical and Computer Engineering at Seoul National University. Mr. Lee holds bachelor’s and master’s degrees in electrical engineering from Seoul National University, and a Ph.D. in electrical engineering and computer sciences from the University of California, Berkeley.

Yong Kee Hwang has served as president since January 2018 and as head of our TV Business Unit since May 2012. Mr. Hwang previously served as chief technology officer. Mr. Hwang holds a bachelor’s degree in mechanical design engineering from Pusan University.

Yu Seoung Yin has served as executive vice president since January 2008 and head of the China Operation Group since December 2013. Mr. Yin also served as head of our IT/Mobile Business Division and China Center. Prior to joining LG Display, Mr. Yin served as executive vice president of the Chairman’s Office at LG Holdings. Mr. Yin holds a bachelor’s degree in mass communication from Chung-Ang University.

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

Sang Mun Shin has served as executive vice president since January 2017 and as Chief Production Officer since December 2016. Mr. Shin previously served as head of our Production Technology Center and as head of our Module1 Center. Mr. Shin holds a bachelor’s and a master’s degrees in electronics from Kyungpook National University.

Hyung Seok Choi has served as executive vice president since January 2017 and as head of our Mobile Business Unit since December 2016. Mr. Choi previously served as head of our Advanced Panel Business Unit and as head of our TV Sales/Marketing Group. Mr. Choi holds a bachelor’s degree in English literature from Korea University and a master’s degree in business administration from Georgetown University.

In Byeong Kang has served as executive vice president since January 2018 and chief technology officer since December 2014. Mr. Kang previously served as head of the Television Development Center. Mr. Kang holds bachelor’s and master’s degrees in electronic engineering from Hanyang University, and a Ph.D. degree in electronic engineering from University of South Australia.

Yong Min Ha has served as executive vice president since January 2018 and as head of our Mobile Development Group 2 since December 2016. Mr. Ha previously served as head of Advanced Panel development group. Mr. Ha holds a bachelor’s degree in electronic engineering from Seoul National University, and a master’s degree and a Ph.D. degree in electronic engineering from Korea Advanced Institute of Science and Technology.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2017 to our executive officers and our directors was ~~W~~8.2 billion (US$7.7 million). This included ~~W~~1,436 million (US$1.3 million) in salary and ~~W~~878 million (US$0.8 million) in bonus paid to Sang Beom Han, our chief executive officer, and ~~W~~417 million (US$0.4 million) in salary and ~~W~~174 million (US$0.2 million) in bonus paid to Sang Don Kim, our chief financial officer. In addition, as of December 31, 2017, our accrued severance and retirement benefits to those officers and directors amounted to ~~W~~14.6 billion (US$13.7 million).

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2017, we paid a premium of approximately US$1.4 million in respect of this insurance policy.

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Joon Park and Kun Tai Han, and one non-outside director, Hyun Hwoi Ha. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

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

As of December 31, 2017, we had 53,891 employees, including 20,782 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2015, 2016 and 2017:

	As of December 31,
Employees(1)	2015	2016	2017
Production	38,663	38,502	42,895
Technical(2)	8,007	8,039	8,459
Sales & Marketing	1,527	1,545	1,545
Management & Administration	1,008	1,008	992

Total	49,205	49,094	53,891

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2017, approximately 62.9% of our employees, including those of our subsidiaries, were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2017, our recognized liabilities for defined benefit obligations amounted to ~~W~~95 billion (US$89 million). See Note 12 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2017, our employee stock ownership association owned approximately 0.0001% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 69,930 shares of our common stock as of April 25, 2018, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 25, 2018 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	31,075,124	8.7%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 25, 2018. None of our major shareholders identified above has voting rights different from those of our other shareholders.

Item 7.B.	Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. See Notes 8 and 28 of the notes to our financial statements. We have conducted our transactions with related parties based on arm’s length negotiations taking into account such considerations as we would in comparable transactions with a non-related party.

From time to time, we provide payment guarantees for the benefit of certain of our subsidiaries. For a discussion of such payment guarantee obligations, please see “Item 5.B. Liquidity and Capital Resources.”

Transactions with Companies in the LG Group

Sales to LG Electronics

We sell display panels, primarily large-sized panels for televisions, notebook computers and desktop monitors and small-sized panels for tablet computers and mobile and other applications, to LG Electronics and its subsidiaries on a regular basis, as both an end-brand customer and as a system integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales to LG Electronics are negotiated based on then-prevailing market terms and prices as adjusted for LG Electronics’ requirements such as volume and product specifications and our internal projections regarding market trends, which are the same considerations that we take into account when negotiating pricing and principal terms of sales to our non-affiliated end-brand customers.

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~6,512 billion (US$6,101 million), or 23.4% of our sales, in 2017.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ~~W~~734 billion (US$688 million), or 2.6% of our sales, in 2017. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

Purchases from LG Electronics

We purchase equipment, printed circuit boards, photo masks, raw materials, components and certain services, such as waste water management and transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~1,694 billion (US$1,587 million), or 7.8% of our total purchases, in 2017.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ~~W~~1,640 billion (US$1,536 million), or 7.5% of our total purchases, in 2017.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~1,337 billion (US$1,253 million), or 6.1% of our total purchases, in 2017.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ~~W~~3,216 billion (US$3,013 million), or 14.8% of our total purchases, in 2017.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 25, 2018, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

See “Item 18. Financial Statements” and pages F-1 through F-104.

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

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010, comprising claims by iiyama (UK) Limited and its affiliates (“iiyama”) in December 2014, and Argos Limited and others (“Argos”), Granville Technology Group and others (“Granville”) and Ingram Micro and others (“Ingram”), each in December 2016. As of April 25, 2018, we are contesting the jurisdiction of the United Kingdom courts to hear claims by iiyama and are vigorously defending ourselves against claims by Granville. We have reached a settlement in principle with Argos in December 2017, and Ingram discontinued its claims against LG Display in June 2017.

In 2007, class action complaints were filed against LG Display and other TFT-LCD manufacturers in the Canadian provinces of British Columbia, Ontario and Quebec. In November 2016, LG Display reached settlement with the provinces of British Columbia, Ontario and Quebec. In March 2017, the Ontario Superior Court of Justice approved the settlement and dismissed LG Display from the Ontario class action. In April 2017, the Superior Court of Quebec approved the settlement and dismissed LG Display from the Quebec class action. In May 2017, the Supreme Court of British Columbia approved the settlement and dismissed LG Display from the British Columbia class action.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. In July 2017, the Supreme Court of Israel ruled in favor of the defendants to affirm the District Court’s decision to revoke the leave to serve the class action on the defendants outside the jurisdiction of Israel. In August 2017, Hatzlacha filed a number of motions to uphold service in the Central District in Israel under different legal grounds, which are currently being contested by the defendants.

In August 2014, Shenzhenshi Shihang Trading Company Limited filed a complaint against LG Display in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. As of April 25, 2018, LG Display has not received service of Shenzhenshi Shihang Trading Company Limited’s complaint.

In September 2016, a class action civil lawsuit was filed against us, LG Display America, Inc. and others in the U.S. District Court for the Northern District of California, alleging participation in an agreement with other companies not to solicit one another’s employees. In January 2017, LG Display filed a motion to dismiss. In April 2017, the court granted the motion to dismiss.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We have recognized provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. However, the actual outcomes may be different from those estimated as of December 31, 2017 and may have an adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meeting of shareholders that was held on March 13, 2015, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2014 and distributed the cash dividends to such shareholders on April 8, 2015. On March 11, 2016, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2015 and distributed the cash dividends to such shareholders on April 8, 2016. On March 23, 2017, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2016 and distributed the cash dividends to such shareholders on April 13, 2017. On March 15, 2018, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividends to such shareholders on April 13, 2018.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2017, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2017, 24,581,448 ADSs were outstanding.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs:

	Korea Exchange			New York Stock Exchange
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in thousands of ADRs)
2013	33,050	22,300	2,087	14.93	10.54	609
2014	35,850	23,100	1,398	17.36	10.77	390
2015	36,900	20,600	1,644	17.08	8.64	568
2016

First Quarter	26,950	20,950	1,615	11.61	8.57	436
Second Quarter	27,400	23,600	1,263	12.09	9.92	468
Third Quarter	32,150	26,650	1,238	14.32	11.46	423
Fourth Quarter	32,000	26,200	1,141	13.50	11.31	404
2017
First Quarter	32,500	27,300	1,770	14.01	12.02	486
Second Quarter	38,150	28,800	2,867	16.78	12.77	584
Third Quarter	38,900	29,350	3,645	16.87	12.77	784
Fourth Quarter	31,800	28,700	3,081	14.47	12.56	786
November	31,800	29,150	3,103	14.47	13.07	760
December	30,650	29,400	2,656	13.91	13.40	722
2018
January	33,250	28,950	3,881	15.65	13.78	953
February	31,650	29,800	1,975	14.74	13.44	699
March	29,250	25,700	2,304	13.53	11.68	895
April (through April 25)	26,050	24,600	1,914	12.03	11.20	858

Source: Korea Exchange; New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

The Korea Exchange

Pursuant to the Korea Stock and Futures Exchange Act, as of January 27, 2005, the Korea Stock Exchange, which began its operations in 1956, the KRX KOSDAQ, which began its operation in July 1, 1996, and the Korea Futures Exchange (as an exchange operating futures market and options market), which began its operation in February 1, 1999, were consolidated into one entity to form the Korea Exchange.

The Korea Exchange was established in the form of a limited liability stock company pursuant to the Korean Commercial Code, with the minimum paid-in capital of ~~W~~100 billion in accordance with the Financial Investment Services and Capital Markets Act. Historically, the Korea Exchange was the only exchange authorized under the Financial Investment Services and Capital Markets Act. On May 28, 2013, however, the Financial Investment Services and Capital Markets Act was amended to implement a system under which a license may be granted to an exchange upon satisfaction of certain requirements. In addition, the Financial Services Commission has authorized the establishment of alternative trading systems that engage in the trading of listed beneficial certificates, among other things, for a multiple number of parties through electronic means. Notwithstanding the foregoing regulatory developments, the Korea Exchange is presently the only duly licensed exchange in Korea, and there have been no definitive developments regarding newly licensed exchanges or alternative trading systems in Korea. The Korea Exchange operates and supervises four market divisions: the KRX KOSPI Market Division, the KRX KOSDAQ Market Division, the KRX Futures Market Division and the KRX KONEX Market Division. The principal office of the Korea Exchange is located in Busan.

As of December 31, 2017, the aggregate market value of equity securities listed on the Korea Exchange was ~~W~~1,606 trillion. The average daily trading volume of equity securities for 2017 was 340 million shares with an average transaction value of ~~W~~5,326 billion.

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

Movements in KOSPI for the periods indicated are set out in the following table:

	Opening	High	Low	Closing
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,532.68	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.12
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018 (through April 25)	2,479.65	2,598.19	2,363.77	2,448.81

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
	Number of Listed Companies	(Billions of Won)	(Millions of US$)(1)	Thousands of Shares	(Millions of Won)	(Thousands of US$)(1)
1985	342	6,570	7,362	18,925	12,315	13,798
1986	355	11,994	13,863	31,755	32,870	37,991
1987	389	26,172	32,884	20,353	70,185	88,183
1988	502	64,544	93,895	10,367	198,364	288,571
1989	626	95,477	140,119	11,757	280,967	412,338
1990	669	79,020	109,872	10,866	183,692	255,412
1991	686	73,118	95,541	14,022	214,263	279,973
1992	688	84,712	107,027	24,028	308,246	389,445
1993	693	112,665	138,870	35,130	574,048	707,566
1994	699	151,217	190,762	36,862	776,257	979,257
1995	721	141,151	181,943	26,130	487,762	628,721
1996	760	117,370	138,490	26,571	486,834	574,435
1997	776	70,989	41,881	41,525	555,759	327,881
1998	748	137,799	114,261	97,716	660,429	547,619
1999	725	349,504	307,662	278,551	3,481,620	3,064,806
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,598	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	745	951,918	1,017,223	363,741	5,540,151	5,920,230
2008	763	576,928	457,152	355,205	5,190,181	4,112,663
2009	770	887,935	763,060	485,657	5,795,552	4,980,495
2010	766	1,141,885	1,009,981	379,171	5,619,768	4,970,607
2011	791	1,041,999	899,438	353,760	6,863,146	5,924,166
2012	784	1,154,294	1,085,638	486,480	4,823,643	4,536,740
2013	777	1,185,974	1,123,880	328,325	3,993,422	3,784,337

2014	773	1,192,253	1,092,918	278,082	3,983,580	3,651,679
2015	770	1,242,832	1,062,922	455,256	5,351,734	4,577,026
2016	779	1,308,440	1,086,988	376,773	4,523,044	3,757,523
2017	774	1,605,821	1,504,395	340,457	5,325,760	4,989,377
2018 (through April 25)	777	1,634,742	1,526,370	409,131	7,139,579	6,666,274

Source: The Korea Exchange

(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on the last business day of the year indicated other than for 2018, which is converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 20, 2018 (the latest available noon buying rate prior to filing this annual report).

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

General

Under our articles of incorporation, which was last amended in March 2013, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2017, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2017, approximately 0.0001% of our common stock was held by our employee stock ownership association.

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

The place of our general meetings of shareholders is decided by our board of directors, which can be held in our head office, our Paju Display Cluster or any other place as designated by our board of directors.

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

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions.” For descriptions of certain agreements related to our capital commitments and obligations and certain agreements related to our joint ventures, which we believe were not material to our results of operations and financial condition in the periods in which such agreements were entered, see “Item 5.B. Liquidity and Capital Resources” and “Item 4.B. Business Overview—Joint Ventures”, respectively.

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, unless you have the right to receive cash or property, in which case you will be treated as if you received cash equal to the fair market value of the distribution.

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

For a further discussion of our market risk and fair value of our financial assets and liabilities, see Note 26 of the notes to our financial statements.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2017, we had outstanding long-term debt, including current portion, in the amount of ~~W~~5,603 billion (US$5,249 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2017, ~~W~~350 billion (US$328 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in 2018 and 2019. In connection with such contracts, we recognized a gain on valuation of derivatives of ~~W~~1,070 million (US$1,002 thousand) in 2017. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates										Fair Value at December 31, 2017
	2018		2019		2020	2021	2022	Thereafter	Total
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed (~~W~~)(1)	~~W~~	200.0	~~W~~	150.0	—	—	—	—	~~W~~	350.0	~~W~~	350.0
Average pay rate		1.6%		1.4%	—	—	—	—
Average receive rate		1.8%		2.1%	—	—	—	—

(1)	Average pay rates and average receive rates are applicable to the total notional amounts outstanding until maturity.

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

As of December 31, 2017, we had US$1,500 million aggregate principal amount of U.S. dollar denominated long-term loans and RMB3,263 million aggregate principal amount of RMB denominated long-term loans. The interest rates on these loans are set based on three-month U.S. dollar LIBOR plus 0.55% to 2.00% and 90% of the rate published by the People’s Bank of China, as applicable. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated and RMB denominated term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates														Fair Value at December 31, 2017
	2018		2019		2020		2021		2022		Thereafter		Total
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate (~~W~~)	~~W~~	505.7	~~W~~	760.7	~~W~~	1,048.0	~~W~~	337.6	~~W~~	277.5	~~W~~	37.5	~~W~~	2,966.9	~~W~~	2,973.2
Average interest rate		2.77%		2.40%		2.43%		2.06%		2.61%		2.58%
Variable rate (~~W~~)	~~W~~	200.0	~~W~~	300.0									~~W~~	500.0	~~W~~	500.0
Average interest rate		1.72%		2.24%
Variable rate (RMB)	~~W~~	321.5	~~W~~	212.4									~~W~~	534.0	~~W~~	534.0
Average interest rate		4.28%		4.28%
Variable rate (US$)	~~W~~	426.0	~~W~~	605.7	~~W~~	150.8	~~W~~	161.5	~~W~~	107.1	~~W~~	155.4	~~W~~	1,606.5	~~W~~	1,606.5
Average interest rate		2.38%		2.78%		2.38%		2.33%		2.25%		2.25

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 11 and 26 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Renminbi, the Japanese Yen and the Euro. As of December 31, 2017, we had U.S. dollar denominated sales-related trade accounts and notes receivable of US$3,316 million, which represented 82.1% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,345 million, which represented 49.9% of our trade accounts payable.

As of December 31, 2017, we also had RMB denominated sales-related trade accounts and notes receivable of RMB1,453 million, which represented 5.5% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥11 million. In addition, we had RMB denominated sales-related trade accounts payable of RMB2,843 million and Japanese Yen denominated sales-related trade accounts payable of ¥14,898 million, which represented 16.8% and 5.2% of our trade accounts and notes payable, net, respectively.

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2017, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2017, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

For a further discussion of our foreign currency risk exposures, including a sensitivity analysis on our currency risk exposures, see Note 26 of the notes to our financial statements.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for approximately 82% of our sales in each of 2015 and 2016 and 81% in 2017. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 2.6% of our sales in 2017, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have typically been collected within 60 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer to whom we supply products on an open account basis in accordance with our internal credit guidelines. We assess credit risk through quantitative and qualitative analysis, and based on this analysis, we establish credit limits and determine whether we will seek to use one or more credit support devices, such as obtaining some form of third-party guaranty or stand-by letter of credit, obtaining credit insurance or through factoring of all or part of accounts receivables. Our credit policy does not require credit limits on accounts receivable created on letters of credit. To date we have not experienced any material problems relating to customer payments. For a further discussion of our credit risk exposures, see Note 26 of the notes to our financial statements.

According to the Korean Statistical Information Service, the rate of inflation in Korea was 0.7% in 2015, 1.0% in 2016 and 1.9% in 2017. Inflation has not had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

In 2017, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)	US$	118,155.83
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2016	US$	659,636.19

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016		2017
	(in millions of Won)
Audit fees	~~W~~	3,733	~~W~~	3,064
Tax fees		103		98
All other fees		21		31

Total fees	~~W~~	3,857	~~W~~	3,193

Audit fees in the above table are the fees billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

Tax fees in the above table are fees billed by KPMG for tax compliance services and other tax advice.

All other fees for 2016 in the above table are the aggregate fees billed by KPMG for services related to our professional curriculum training for certain of our employees. All other fees for 2017 in the above table are the aggregate fees billed by KPMG for services related to information security trends of global enterprises and the utilization of such trend information for benchmarking purposes.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the SEC. In 2017, no fees were approved pursuant to the de minimis exception.

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

LG DISPLAY CO., LTD. (Registrant)

/s/ SANG BEOM HAN
(Signature)
Name:	Sang Beom Han
Title:	Representative Director, Vice Chairman and Chief Executive Officer

/s/ SANG DON KIM
(Signature)
Name:	Sang Don Kim
Title:	Director, Executive Vice President and Chief Financial Officer

Date: April 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (“the Group”) as of December 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinion

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2008.

Seoul, Korea

April 26, 2018

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2017

(In millions of won)	Note	December 31, 2016		December 31, 2017
Assets
Cash and cash equivalents	4, 26	~~W~~	1,558,696	2,602,560
Deposits in banks	4, 26		1,163,750	758,078
Trade accounts and notes receivable, net	5, 15, 26 28		4,957,993	4,325,120
Other accounts receivable, net	5, 26		143,592	164,827
Other current financial assets	6, 26		28,016	27,252
Inventories	7		2,287,785	2,350,084
Prepaid income taxes			592	3,854
Other current assets	5		343,762	241,928

Total current assets			10,484,186	10,473,703
Deposits in banks	4, 26		13	11
Investments in equity accounted investees	8		172,683	122,507
Other non-current financial assets	6, 26		74,633	68,574
Property, plant and equipment, net	9		12,031,449	16,201,960
Intangible assets, net	10		894,937	912,821
Deferred tax assets	24		867,011	985,352
Other non-current assets	5		359,424	394,759

Total non-current assets			14,400,150	18,685,984

Total assets		~~W~~	24,884,336	29,159,687

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2017

(In millions of won)	Note	December 31, 2016		December 31, 2017
Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,877,326	2,875,090
Current financial liabilities	11, 26		667,909	1,452,926
Other accounts payable	26		2,449,517	3,169,937
Accrued expenses			639,629	812,615
Income tax payable			257,082	321,978
Provisions	13		55,972	76,016
Advances received	15		61,818	194,129
Other current liabilities	14		48,966	75,991

Total current liabilities			7,058,219	8,978,682
Non-current financial liabilities	11, 26	~~W~~	4,111,333	4,150,192
Non-current provisions	13		8,155	28,312
Defined benefit liabilities, net	12		142,987	95,447
Long-term advances received	15		—	830,335
Deferred tax liabilities	24		32,108	24,646
Other non-current liabilities	14		69,146	70,563

Total non-current liabilities			4,363,729	5,199,495

Total liabilities			11,421,948	14,178,177

Equity
Share capital	16		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,004,283	10,621,571
Reserves	16		(88,478)	(288,280)

Total equity attributable to equity holders of the Controlling Company			12,955,997	14,373,483

Non-controlling interests			506,391	608,027

Total equity			13,462,388	14,981,510

Total liabilities and equity		~~W~~	24,884,336	29,159,687

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2016 and 2017

(In millions of won, except earnings per share)	Note	2015		2016	2017
Revenue	17, 28	~~W~~	28,383,884	26,504,074	27,790,216
Cost of sales	7, 18, 28		(24,069,572)	(22,754,270)	(22,424,661)

Gross profit			4,314,312	3,749,804	5,365,555
Selling expenses	19		(878,368)	(694,914)	(994,483)
Administrative expenses	19		(592,517)	(610,479)	(696,022)
Research and development expenses			(1,217,929)	(1,133,972)	(1,213,432)
Other income	21		1,273,901	1,591,801	1,081,746
Other expenses	21		(1,326,782)	(1,467,831)	(1,230,455)
Finance income	22		158,829	139,671	279,019
Finance costs	22		(316,229)	(266,186)	(268,856)
Equity in income of equity accounted investees, net	8		18,765	8,339	9,560

Profit before income tax			1,433,982	1,316,233	2,332,632
Income tax expense	23		(410,526)	(384,725)	(395,580)

Profit for the year			1,023,456	931,508	1,937,052

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(110,257)	155,346	(16,260)
Other comprehensive income (loss) from associates and joint ventures			(607)	200	441
Related income tax	12, 23		26,682	(37,594)	9,259

			(84,182)	117,952	(6,560)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22, 23		(288)	(77)	—
Foreign currency translation differences for foreign operations	22, 23		44,913	(90,503)	(231,738)
Other comprehensive income (loss) from associates and joint ventures	23		19,176	(5,416)	905
Related income tax	23		214	19	—

			64,015	(95,977)	(230,833)
Other comprehensive income (loss) for the year, net of income tax			(20,167)	21,975	(237,393)

Total comprehensive income for the year		~~W~~	1,003,289	953,483	1,699,659

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2015, 2016 and 2017

(In millions of won, except earnings per share)	Note	2015		2016	2017
Profit attributable to:
Owners of the Controlling Company			966,553	906,713	1,802,756
Non-controlling interests			56,903	24,795	134,296

Profit for the year		~~W~~	1,023,456	931,508	1,937,052

Total comprehensive income attributable to:
Owners of the Controlling Company			940,448	941,953	1,596,394
Non-controlling interests			62,841	11,530	103,265

Total comprehensive income for the year		~~W~~	1,003,289	953,483	1,699,659

Earnings per share (In won)
Basic earnings per share	25	~~W~~	2,701	2,534	5,038

Diluted earnings per share	25	~~W~~	2,701	2,534	5,038

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2016 and 2017

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	7,455,063	(63,843)	11,431,412	351,998	11,783,410

Total comprehensive income (loss) for the year
Profit for the year		—	—	966,553	—	966,553	56,903	1,023,456
Other comprehensive income (loss)		—	—	(84,182)	58,077	(26,105)	5,938	(20,167)

	~~W~~	—	—	882,371	58,077	940,448	62,841	1,003,289

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,743)	(5,743)
Capital contribution from non-controlling interests		—	—	—	—	—	102,908	102,908

Balances at December 31, 2015	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the year
Profit for the year		—	—	906,713	—	906,713	24,795	931,508
Other comprehensive income (loss)		—	—	117,952	(82,712)	35,240	(13,265)	21,975

	~~W~~	—	—	1,024,665	(82,712)	941,953	11,530	953,483

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	(17,143)	(17,143)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2015, 2016 and 2017

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052
Other comprehensive income (loss)		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

(In millions of won)	Note	2015		2016	2017
Cash flows from operating activities:
Profit for the year		~~W~~	1,023,456	931,508	1,937,052
Adjustments for:
Income tax expense	23		410,526	384,725	395,580
Depreciation	9,18		2,969,394	2,643,445	2,791,883
Amortization of intangible assets	10,18		406,462	378,126	422,693
Gain on foreign currency translation			(73,057)	(250,508)	(187,558)
Loss on foreign currency translation			80,084	161,897	174,919
Expenses related to defined benefit plans	12,20		199,033	220,962	198,241
Gain on disposal of property, plant and equipment			(18,179)	(14,637)	(101,227)
Loss on disposal of property, plant and equipment			4,037	7,466	20,030
Impairment loss on property, plant and equipment			3,027	1,610	—
Impairment loss on inventories			363,755	204,123	206,127
Bad debt expense (reversal)			682	(19)	144
Gain on disposal of intangible assets			—	—	(308)
Loss on disposal of intangible assets			29	75	30
Impairment loss on intangible assets			239	138	1,809
Reversal of impairment loss on intangible assets			(80)	—	(35)
Warranty expenses			146,829	166,691	251,131
Finance income			(81,572)	(58,748)	(202,591)
Finance costs			222,699	187,931	142,591
Equity in income of equity method accounted investees, net	8		(18,765)	(8,339)	(9,560)
Other income			(12,454)	(15,546)	(16,812)
Other expenses			123,166	15,777	1,870

			5,749,311	4,956,677	6,026,009

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015, 2016 and 2017

(In millions of won)	Note	2015		2016	2017
Trade accounts and notes receivable		~~W~~	(1,061,400)	(553,756)	484,448
Other accounts receivable			38,411	62,981	(3,004)
Inventories			41,107	(98,435)	(262,106)
Other current assets			87,130	126,616	180,844
Other non-current assets			(78,859)	(126,256)	(119,002)
Trade accounts and notes payable			(670,565)	(114,977)	113,590
Other accounts payable			(459,730)	66,930	106,930
Accrued expenses			(66,071)	(16,431)	181,509
Provisions			(143,228)	(160,462)	(210,973)
Other current liabilities			14,015	17,272	(585)
Defined benefit liabilities, net			(279,672)	(276,459)	(261,966)
Long-term advances received			—	—	1,020,470
Other non-current liabilities			48,240	21,641	5,974

Cash generated from operating activities			3,218,689	3,905,341	7,262,138
Income taxes paid			(414,007)	(187,816)	(416,794)
Interests received			58,860	48,911	55,340
Interests paid			(136,965)	(125,530)	(136,483)

Net cash provided by operating activities		~~W~~	2,726,577	3,640,906	6,764,201

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015, 2016 and 2017

(In millions of won)	Note	2015		2016	2017
Cash flows from investing activities:
Dividends received		~~W~~	25,577	59,820	8,639
Proceeds from withdrawal of deposits in banks			2,306,672	3,293,398	2,206,148
Increase in deposits in banks			(2,544,114)	(2,684,810)	(1,803,718)
Acquisition of financial assets at fair value through profit or loss			—	(1,500)	—
Acquisition of available-for-sale financial assets			(4,550)	(859)	(273)
Proceeds from disposal of available-for-sale financial assets			2,263	507	917
Acquisition of investments in equity accounted investees			(30,647)	—	(20,309)
Proceeds from disposal of investments in equity accounted investees			7,263	29,745	13,128
Acquisition of property, plant and equipment			(2,364,988)	(3,735,948)	(6,592,435)
Proceeds from disposal of property, plant and equipment			447,320	278,067	160,252
Acquisition of intangible assets			(294,638)	(405,167)	(454,448)
Proceeds from disposal of intangible assets			1,135	261	1,674
Government grants received			5,017	6,393	1,859
Receipt from settlement of derivatives			(35)	4,008	2,592
Increase in short-term loans			—	(2,132)	—
Proceeds from collection of short-term loans			—	8,202	1,118
Increase in long-term loans			(16,516)	(32,498)	(13,930)
Decrease in deposits			—	2,436	4,272
Increase in deposits			(1,595)	(9,105)	(2,648)
Proceeds from disposal of emission rights			—	—	6,090
Acquisition of businesses, net of cash acquired			(270,093)	—	—

Net cash used in investing activities		~~W~~	(2,731,929)	(3,189,182)	(6,481,072)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015, 2016 and 2017

(In millions of won)	Note	2015		2016	2017
Cash flows from financing activities:	27
Proceeds from short-term borrowings		~~W~~	—	107,345	—
Repayments of short-term borrowings			(223,626)	—	(105,864)
Proceeds from issuance of bonds			298,778	597,573	497,959
Proceeds from long-term borrowings			901,451	1,667,060	1,195,415
Repayments of long-term borrowings			(324,570)	(347,693)	—
Repayments of current portion of long-term borrowings and bonds			(744,788)	(1,520,287)	(544,731)
Capital contribution from non-controlling interests			102,908	—	4,300
Subsidiaries’ dividends distributed to non-controlling interests			(5,743)	(17,143)	(5,929)
Dividends paid			(178,908)	(178,908)	(178,908)

Net cash provided by (used in) financing activities			(174,498)	307,947	862,242

Net increase (decrease) in cash and cash equivalents			(179,850)	759,671	1,145,371
Cash and cash equivalents at January 1			889,839	751,662	1,558,696
Effect of exchange rate fluctuations on cash held			41,673	47,363	(101,507)

Cash and cash equivalents at December 31		~~W~~	751,662	1,558,696	2,602,560

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2017, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2017, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2017, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2017, there are 24,581,448 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95

LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116

LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4

LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511

LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116

LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008

Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800

LG Display (China) Co., Ltd.(*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232

Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9

LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017, Continued

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks

Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138

LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 100

Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637

Money Market Trust(*2)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 61,471

(*1)	In June 2017, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~8,557 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”).
(*2)	For the year ended December 31, 2017, the Controlling Company acquired ~~W~~61,471 million in Money Market Trust.

~~W~~531,304 million, ~~W~~349,977 million and ~~W~~603,493 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2015, 2016 and 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 22, 2018.

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

•	Classification of financial instruments (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(k), 13 and 15.(a))

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

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

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(c)	Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

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

(e)	Financial Instruments

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

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

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment

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

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

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

(g)	Borrowing Costs

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants

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

(i)	Intangible Assets

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

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

(j)	Impairment

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

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

(l)	Employee Benefits

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

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

(m)	Revenue

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(n)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

(o)	Finance Income and Finance Costs

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

(p)	Income Tax

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax, Continued

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

(q)	Earnings Per Share

The Controlling Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(r)	Change in Accounting Policies

The Group has consistently applied the accounting policies to the consolidated financial statements for 2016 and 2017 except for the new amendments effective for annual periods beginning on January 1, 2017 as mentioned below.

(i) IAS 7, Statement of Cash Flows

The Group has adopted the amendment to IAS 7, Statement of Cash Flows, since January 1, 2017. The amendment to IAS 7 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Group has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 27.

(ii) IAS 12, Income Taxes

The Group has adopted the amendment to IAS 12, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the consolidated financial statements.

(s)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2017, and the Group has not early adopted them.

(i) IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, was issued on July 24, 2014 which will replace IAS 39, Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group plans to adopt IFRS 9 in its consolidated financial statements for annual periods beginning on January 1, 2018.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

During the year ended December 31, 2017, the Group performed analysis and identified necessary modifications to internal controls and the accounting system in preparation of adoption of IFRS 9. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated financial statements of the Group. The potential general impact on its consolidated financial statements resulting from the application of new standards are as follows.

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

The requirements to classify financial assets as amortized cost or FVOCI under IFRS 9 are more restrictive than them under IAS 39. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Group. As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivable, ~~W~~5,142 million of available-for-sale financial assets and ~~W~~1,552 million of financial assets at fair value through profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

A debt investment is measured at amortized cost under IFRS 9 if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivables and measured them at amortized cost.

A debt investment is measured at FVOCI under IFRS 9 if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Group recognized ~~W~~162 million of debt instruments classified as available-for-sale financial assets.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition under IFRS 9 and they are not subsequently recycled to profit or loss. As of December 31, 2017, the Group recognized ~~W~~4,980 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL under IFRS 9, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2017, the Group recognized ~~W~~1,552 million of debt instrument classified as FVTPL.

Based on the evaluation to date, upon adoption of IFRS 9, ~~W~~4,980 million of available-for-sale financial assets is expected to be classified as FVTPL as of January 1, 2018.

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

Adoption of IFRS 9 may result in decrease of volatility in profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI. As of December 31, 2017, there was no financial liabilities measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

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

Under IFRS 9, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under IFRS 9, loss allowances are recognized based on the following method, the timing of which is earlier than that under IAS 39.

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

Under IFRS 9, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2017, under IAS 39, the Group recognized ~~W~~2,943 million of loss allowances for ~~W~~7,941,829 million of debt instruments measured at amortized cost including loans and receivables.

Hedge accounting

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under IAS 39 instead of the requirements in IFRS 9. The Group determined to consistently apply hedge accounting requirements of IAS 39.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(ii) IFRS 15, Revenue from contracts with customers

IFRS 15, Revenue from contracts with customers, as amended, was published on April 12, 2016 and is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11, Construction Contracts, SIC-31, Revenue: Barter Transactions Involving Advertising Services, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate and IFRIC 18, Transfers of Assets from Customers. Regarding transition to IFRS 15, the Group has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying IFRS 15 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. In doing so, the Group also decided to apply the practical expedients as allowed by IFRS 15 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application.

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

During the year ended December 31, 2017, the Group assessed the financial impact of the adoption of IFRS 15 on its consolidated financial statements. As a result, the potential impact on its consolidated financial statements resulting from the application of the new standard is as follows.

Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products according to the contracts. Currently, the Group recognizes a provision measured at the gross profit for products sold which are expected to be returned. Under IFRS 15, the Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the Group expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, it is expected that the refund liability and a new asset for the right to recover returned goods will be increased by ~~W~~9,789 million, respectively, as of January 1, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(iii) IFRS 16, Leases

IFRS 16, Leases, issued in January 13, 2016 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases—Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease and reassess whether a contract is, or contains, a lease at the date of initial application. However, as a practical expedient, the Group is not required to reassess for contracts entered into, or changed, on or before January 1, 2019. The Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

(iv) IFRIC 22, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, IFRIC 22, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated financial statements of the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	1,558,696	2,602,560
Deposits in banks
Time deposits	~~W~~	1,091,364	685,238
Restricted cash (*)		72,386	72,840

	~~W~~	1,163,750	758,078

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	13	11

	~~W~~	2,722,459	3,360,649

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Trade, net	~~W~~	3,916,171	3,275,902
Due from related parties		1,041,822	1,049,218

	~~W~~	4,957,993	4,325,120

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	134,161	150,554
Accrued income		9,431	14,273

	~~W~~	143,592	164,827

Due from related parties included in other accounts receivable, as of December 31, 2016 and 2017 are ~~W~~5,231 million and ~~W~~10,821 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable at the reporting date are as follows:

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,958,591	140,893	2,643	(1,488)	(669)	(23)
Past due 1-15 days		386	2,298	—	—	(20)	—
Past due 16-30 days		417	309	—	—	—	—
Past due 31-60 days		65	640	—	—	(6)	—
Past due more than 60 days		22	545	—	—	(398)	—

	~~W~~	4,959,481	144,685	2,643	(1,488)	(1,093)	(23)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

5.	Receivables and Other Assets, Continued

(In millions of won)	December 31, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,323,465	164,755	8,738	(1,631)	(905)	—
Past due 1-15 days		2,652	488	—	(1)	(3)	—
Past due 16-30 days		631	65	—	—	(1)	—
Past due 31-60 days		—	208	—	—	(2)	—
Past due more than 60 days		4	622	—	—	(400)	—

	~~W~~	4,326,752	166,138	8,738	(1,632)	(1,311)	—

(*)	Other accounts receivable includes non-trade receivable and accrued income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

5.	Receivables and Other Assets, Continued

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2015, 2016, and 2017 are as follows:

(In millions of won)	Trade accounts and notes receivable
	2015		2016	2017
Balance at the beginning of the year	~~W~~	825	1,507	1,488
(Reversal of) bad debt expense		682	(19)	144

Balance at the end of the year	~~W~~	1,507	1,488	1,632

(In millions of won)	Other accounts receivable
	2015		2016	2017
Balance at the beginning of the year	~~W~~	794	566	1,093
(Reversal of) bad debt expense		(228)	527	218

Balance at the end of the year	~~W~~	566	1,093	1,311

(In millions of won)	Long-term non-trade receivable
	2015		2016	2017
Balance at the beginning of the year	~~W~~	79	52	23
(Reversal of) bad debt expense		(27)	(29)	(23)

Balance at the end of the year	~~W~~	52	23	—

(d)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2017
Current assets
Advance payments	~~W~~	9,297	7,973
Prepaid expenses		74,657	83,626
Value added tax refundable		259,808	148,351
Emission rights		—	1,978

	~~W~~	343,762	241,928

Non-current assets
Long-term prepaid expenses	~~W~~	358,424	394,759
Long-term advanced payment		1,000	—

	~~W~~	359,424	394,759

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

6.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2017
Current assets
Available-for-sale financial assets	~~W~~	—	6
Deposits		20,320	10,480
Short-term loans		7,696	16,766

	~~W~~	28,016	27,252

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	1,552
Available-for-sale financial assets		7,993	5,136
Deposits		27,635	19,898
Long-term loans		34,760	32,408
Long-term non-trade receivable		2,619	8,738
Derivatives(*)		244	842

	~~W~~	74,633	68,574

Other financial assets of related parties as of December 31, 2016 and 2017 are ~~W~~3,488 million and ~~W~~2,750 million, respectively.

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2017
Current assets
Debt securities
Government bonds	~~W~~	—	6
Non-current assets
Debt securities
Government bonds	~~W~~	154	156
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		3,266	1,968
Henghao Technology Co., Ltd.		1,559	—
ARCH Venture Fund Vill, L.P.		2,285	2,283

	~~W~~	7,839	4,980

	~~W~~	7,993	5,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2017
Finished goods	~~W~~	930,818	965,643
Work-in-process		685,913	748,592
Raw materials		354,791	344,997
Supplies		316,263	290,852

	~~W~~	2,287,785	2,350,084

For the years ended December 31, 2015, 2016 and 2017, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)	2015		2016	2017
Inventories recognized as cost of sales	~~W~~	24,069,572	22,754,270	22,424,661
Including: inventory write-downs		363,755	204,123	206,127

There were no significant reversals of inventory write-downs recognized during 2015, 2016 and 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

8.	Investments in Equity Accounted Investees

(a)	Associates at the reporting date are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2016		2017
					Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~ 52,750	40%	~~W~~ 46,511
New Optics Ltd.(*1)	Yangju, South Korea	December 31	August 2005	Manufacture back light parts for TFT-LCDs	46%	40,045	—	—
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13%	2,450	13%	2,887
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%	8,627	14%	7,270
LB Gemini New Growth Fund No. 16 (*2)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	31%	8,647	31%	5,910
Can Yang Investments Limited (*1)(*3)	Hong Kong	December 31	January 2010	Develop, manufacture and sell LED parts	9%	5,580	—	—
YAS Co., Ltd. (*4)	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	18%	9,883	15%	15,888

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2016		2017
					Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Narenanotech Corporation (*1)	Yongin, South Korea	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	23%	~~W~~23,717	—	~~W~~ —
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17%	20,984	17%	23,732
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%	—	10%	—
CYNORA GmbH (*5)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	—	—	14%	20,309

						~~W~~172,683		~~W~~122,507

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc. and Cynora GmbH are below 20% as of December 31, 2017, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee or the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

8.	Investments in Equity Accounted Investees, Continued

(*1)	During the year ended December 31, 2017, the Controlling Company disposed of the entire investments in New Optics Ltd., Can Yang Investments Limited and Narenanotech Corporation.
(*2)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). During the year ended December 31, 2017, the Controlling Company received ~~W~~2,076 million from the Fund as capital distribution and there were no changes in the Controlling Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of December 31, 2017.
(*3)	The Controlling Company recognized an impairment loss of ~~W~~4,234 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited.
(*4)	In 2017, the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 18% to 15% as the Controlling Company did not participate in the capital increase of YAS Co., Ltd.
(*5)	In September 2017, the Controlling Company invested ~~W~~20,309 million in cash and acquired 88,584 shares of preferred stock with voting rights in CYNORA GmbH.

As of December 31, 2017, the market value for the Controlling Company’s investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~12,870 million, ~~W~~7,038 million, ~~W~~54,500 million and ~~W~~20,670 million, respectively.

Dividends received from a joint venture and equity method investees for the years ended December 31, 2015, 2016 and 2017 amounted to ~~W~~25,577 million, ~~W~~59,820 million and ~~W~~8,639 million, respectively.

(b)	Summary of financial information of the significant associate as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2016		December 31, 2017
Total assets	~~W~~	225,086	193,584
Current assets		182,656	146,702
Non-current assets		42,430	46,882
Total liabilities		91,364	77,174
Current liabilities		87,116	71,973
Non-current liabilities		4,248	5,201

(In millions of won)	2015		2016	2017
Revenue	~~W~~	491,329	549,559	408,846
Profit for the year		14,729	21,082	12,327
Other comprehensive income (loss)		(51)	16,477	(9,366)
Total comprehensive income		14,678	37,559	2,961

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

8.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements at the reporting date is as follows:

(i) As of December 31, 2016

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	133,722	40%	53,489	—	(739)	52,750

(ii) As of December 31, 2017

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	116,410	40%	46,564	—	(53)	46,511

(d)	Book value of other associates, in aggregate, as of December 31, 2016 and 2017 is as follows:

(i) As of December 31, 2016

(In millions of won)
	Book value	Net profit (loss) of associates (applying ownership interest)
		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	119,933	(2,983)	(14,197)	(17,180)

(ii) As of December 31, 2017

(In millions of won)
	Book value	Net profit (loss) of associates (applying ownership interest)
		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	75,996	3,943	5,093	9,036

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates and a joint venture accounted for using the equity method for the years ended December 31, 2016 and 2017 are as follows:

(In millions of won)
		2016
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint ventures	Suzhou Raken Technology Co., Ltd.	~~W~~	145,731	(121,204)	(29,902)	2,985	2,390	—	—
Associates	Paju Electric Glass Co., Ltd.		58,852	—	(21,030)	8,337	6,591	—	52,750
	Others		180,172	(28,034)	(8,888)	(2,983)	(14,197)	(6,137)	119,933

		~~W~~	384,755	(149,238)	(59,820)	8,339	(5,216)	(6,137)	172,683

(In millions of won)
		2017
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.		52,750	—	(8,109)	5,617	(3,747)	—	46,511
	Others	~~W~~	119,933	(48,209)	(530)	3,943	5,093	(4,234)	75,996

			172,683	(48,209)	(8,639)	9,560	1,346	(4,234)	122,507

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

9.	Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802
Accumulated depreciation as of January 1, 2016		—	(2,117,951)	(31,694,483)	(663,331)	—	(164,257)	(34,640,022)
Accumulated impairment loss as of January 1, 2016		—	—	(5,760)	—	—	—	(5,760)

Book value as of January 1, 2016	~~W~~	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020
Additions		—	—	—	—	4,562,263	—	4,562,263
Business combinations (*3)		—	16,023	655	449	—	663	17,790
Depreciation		—	(288,891)	(2,283,482)	(57,130)	—	(13,942)	(2,643,445)
Impairment loss		—	(1,610)	—	—	—	—	(1,610)
Disposals		(1,303)	(3,204)	(284,855)	(1,746)	—	(862)	(291,970)
Others (*2)		—	313,404	2,461,635	52,471	(2,846,180)	18,670	—
Effect of movements in exchange rates		—	(30,357)	(118,060)	(1,349)	(1,179)	(261)	(151,206)
Government grants received		—	(638)	(3,869)	—	(1,886)	—	(6,393)

Book value as of December 31, 2016	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449

Acquisition cost as of December 31, 2016	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391

Accumulated depreciation as of December 31, 2016	~~W~~	—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	(1,651)	(2,290)	—	—	—	(3,941)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.
(*3)	Business combinations include property, plant and equipment related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

9.	Property, Plant and Equipment, Continued

(b) Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391
Accumulated depreciation as of January 1, 2017		—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)
Accumulated impairment loss as of January 1, 2017		—	(1,651)	(2,290)	—	—	—	(3,941)

Book value as of January 1, 2017	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449
Additions		—	—	—	—	7,272,476	—	7,272,476
Depreciation		—	(295,045)	(2,416,202)	(66,963)	—	(13,673)	(2,791,883)
Disposals		(1,042)	(7,206)	(75,275)	(52)	—	(3,133)	(86,708)
Others (*2)		69	339,640	3,825,155	87,186	(4,270,210)	18,160	—
Effect of movements in exchange rates		—	(63,222)	(140,306)	(3,087)	(14,213)	(687)	(221,515)
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960

Acquisition cost as of December 31, 2017	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	(1,757)	(2,290)	—	—	—	(4,047)

(*1)	As of December 31, 2017, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c) The capitalized borrowing costs and capitalization rate for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Capitalized borrowing costs	~~W~~	13,696	16,909	47,686
Capitalization rate		3.73%	2.91%	1.92%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

10.	Intangible Assets

(a) Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2016	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578
Accumulated amortization as of January 1, 2016		(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730
Additions - internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions - external purchases		21,160	—	800	—	80,481	—	—	—	—	102,441
Business combinations (*1)		—	365	—	—	—	—	—	4,623	—	4,988
Amortization (*2)		(41,088)	(75,786)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(378,126)
Disposals		—	—	(336)	—	—	—	—	—	—	(336)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	65,327	—	—	(65,327)	—	—	—	—	—
Effect of movements in exchange rates		5,256	(1,766)	8	—	598	—	—	994	—	5,090

Book value as of December 31, 2016	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937

Acquisition cost as of December 31, 2016	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991

Accumulated amortization as of December 31, 2016	~~W~~	(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

(*1)	Business combinations include intangible assets related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

10.	Intangible Assets, Continued

(b) Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will(*2)	Others (*3)	Total
Acquisition cost as of January 1, 2017	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991
Accumulated amortization as of January 1, 2017		(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937
Additions - internally developed		—	—	—	336,207	—	—	—	—	—	336,207
Additions - external purchases		22,746	—	4,819	—	108,761	—	—	—	—	136,326
Amortization (*1)		(42,195)	(78,939)	—	(295,787)	—	(4,659)	(1,108)	—	(5)	(422,693)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	98,989	—	—	(98,989)	—	—	(3,218)	—	(3,218)
Effect of movements in exchange rates		(19,847)	(4,332)	(6)	—	2,423	—	—	(3,806)	—	(25,568)

Book value as of December 31, 2017	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821

Acquisition cost as of December 31, 2017	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290

Accumulated amortization as of December 31, 2017	~~W~~	(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	As of December 31, 2017, the book value of goodwill decreased by ~~W~~3,218 million as the Group completed the fair value measurement of land use right, acquired from business combination during the year ended December 31, 2016.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

10.	Intangible Assets, Continued

(c)	Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and development expenditures are capitalized, respectively.

(d)	Development costs at the reporting date are as follows:

(i) As of December 31, 2016

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	54,405	0.5
	TV		50,223	0.6
	Notebook		16,207	0.6
	Others		20,032	0.6

	Sub-Total	~~W~~	140,867

Development in process	Mobile	~~W~~	45,496
	TV		22,392
	Notebook		21,950
	Others		25,635

	Sub-Total	~~W~~	115,473

	Total	~~W~~	256,340

(ii) As of December 31, 2017

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222
	TV		30,670
	Notebook		2,356
	Others		4,347

	Sub-Total	~~W~~	154,595

	Total	~~W~~	296,760

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Current
Short-term borrowings	~~W~~	113,209	—
Current portion of long-term borrowings and bonds		554,700	1,452,926

	~~W~~	667,909	1,452,926

Non-current
Won denominated borrowings	~~W~~	821,922	1,251,258
Foreign currency denominated borrowings		1,777,877	1,392,931
Bonds		1,511,062	1,506,003
Derivatives(*)		472	—

	~~W~~	4,111,333	4,150,192

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2016		December 31, 2017
Standard Chartered Bank Korea Limited	—	~~W~~	113,209	—

Foreign currency equivalent		USD	94	—

(c)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won) Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2016		December 31, 2017
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,991	1,922
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74, 2.28~3.07		620,000	1,250,000
Less current portion of long-term borrowings			(1,069)	(200,664)

		~~W~~	821,922	1,251,258

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of December 31, 2017 (%)(*)	December 31, 2016		December 31, 2017
The Export-Import Bank of Korea and others	3ML+0.55~1.04	~~W~~	1,027,225		755,337
Standard Chartered Bank Korea Limited	—		8,469		—
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: 4.28		926,058		1,385,097

Foreign currency equivalent		USD	1,157	USD	1,500
		CNY	3,264	CNY	3,263
Less current portion of long-term borrowings			(183,875)		(747,503)

		~~W~~	1,777,877		1,392,931

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)	Maturity	Annual interest rate as of December 31, 2017 (%)	December 31, 2016		December 31, 2017
Won denominated bonds(*)
Publicly issued bonds	March 2018 ~ October 2022	1.73~3.73	~~W~~	1,885,000	2,015,000
Less discount on bonds				(4,182)	(4,238)
Less current portion				(369,756)	(504,759)

			~~W~~	1,511,062	1,506,003

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

12.	Employee Benefits

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

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,401,396	1,562,424
Fair value of plan assets		(1,258,409)	(1,466,977)

	~~W~~	142,987	95,447

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2016 and 2017 are as follows:

(In millions of won)
	2016		2017
Opening defined benefit obligations	~~W~~	1,381,648	1,401,396
Current service cost		210,682	195,850
Interest cost		39,420	40,844
Remeasurements (before tax)		(161,082)	(114)
Benefit payments		(65,099)	(76,011)
Transfers from (to) related parties		(4,205)	534
Others		32	(75)

Closing defined benefit obligations	~~W~~	1,401,396	1,562,424

Weighted average remaining maturity of defined benefit obligations as of December 31, 2016 and 2017 are 14.3 years and 14.0 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2016 and 2017 are as follows:

(In millions of won)
	2016		2017
Opening fair value of plan assets	~~W~~	1,027,850	1,258,409
Expected return on plan assets		29,140	38,453
Remeasurements (before tax)		(5,736)	(16,374)
Contributions by employer directly to plan assets		265,000	250,998
Benefit payments		(57,845)	(64,509)

Closing fair value of plan assets	~~W~~	1,258,409	1,466,977

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,258,409	1,466,977

As of December 31, 2017, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2018 is ~~W~~129,138 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)	2015		2016	2017
Current service cost	~~W~~	187,768	210,682	195,850
Net interest cost		11,265	10,280	2,391

	~~W~~	199,033	220,962	198,241

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2015		2016	2017
Cost of sales	~~W~~	159,348	177,652	158,418
Selling expenses		11,567	12,513	11,114
Administrative expenses		14,809	16,486	16,287
Research and development expenses		13,309	14,311	12,422

	~~W~~	199,033	220,962	198,241

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)	2015		2016	2017
Balance at January 1	~~W~~	(197,720)	(281,902)	(163,950)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		15,567	70,258	(48,890)
Demographic assumptions		(22,267)	(4,605)	(7,702)
Financial assumptions		(98,117)	95,429	56,706
Return on plan assets		(5,440)	(5,736)	(16,374)
Share of associates regarding remeasurements		(607)	200	441

		(110,864)	155,546	(15,819)

Income tax		26,682	(37,594)	9,259

Balance at December 31	~~W~~	(281,902)	(163,950)	(170,510)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2016	2017
Expected rate of salary increase	4.7%	4.7%
Discount rate for defined benefit obligations	3.0%	3.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2016	December 31, 2017
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2017 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(190,224)	229,954
Expected rate of salary increase		224,578	(189,818)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

13.	Provisions

Changes in provisions for the year ended December 31, 2016 are as follows:

(In millions of won)
	Litigations and claims		Warranties	Others	Total
Balance at January 1, 2016	~~W~~	61,245	56,429	4,040	121,714
Additions		12,471	167,322	873	180,666
Reversal		(14,887)	(631)	(3,248)	(18,766)
Usage and reclassification		(58,829)	(161,335)	—	(220,164)
Business combination		—	677	—	677

Balance at December 31, 2016	~~W~~	—	62,462	1,665	64,127

Current	~~W~~	—	54,307	1,665	55,972
Non-current	~~W~~	—	8,155	—	8,155

Changes in provisions for the year ended December 31, 2017 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance of January 1, 2017	~~W~~	—	62,462	1,665	64,127
Additions		43	251,131	170	251,344
Usage and reclassification		—	(211,143)	—	(211,143)

Balance at December 31, 2017	~~W~~	43	102,450	1,835	104,328

Current	~~W~~	43	74,138	1,835	76,016
Non-current	~~W~~	—	28,312	—	28,312

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

14.	Other liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Current liabilities
Withholdings	~~W~~	40,190	63,766
Unearned revenues		8,776	12,225

	~~W~~	48,966	75,991

Non-current liabilities
Long-term accrued expenses	~~W~~	65,616	70,561
Long-term other accounts payable		3,530	2

	~~W~~	69,146	70,563

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. In March 2017, the parties reached settlements in principle through mediation. In April 2017, the parties filed a stipulation of dismissal and amicably settled all claims asserted in the above-mentioned patent litigations.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by Surpass Tech Innovation LLC.

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement in principle with Argos in December 2017. The parties expect to execute a settlement agreement in early 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

15.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,743 million (~~W~~1,867,964 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned above, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000	—	—
	Sumitomo Mitsui Banking Corporation	USD	20	21,428	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD	70	74,998	—	—
	BNP Paribas	USD	150	160,710	—	—

		USD	240		—	—
		KRW	90,000	347,136	—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	321,420	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	82	87,855	—	—
	Hongkong & Shanghai Banking Corp.	USD	60	64,284	—	—
	Taishin International Bank	USD	280	299,992	—	—

LG Display Germany GmbH	Citibank	USD	160	171,424	—	—
	BNP Paribas	USD	75	80,355	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	428,560	—	—
	Standard Chartered Bank	USD	400	428,560	—	—
	Sumitomo Mitsui Banking Corporation	USD	250	267,850	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	96,426	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD	64	68,570	—	—

		USD	2,161	2,315,296	—	—

		USD	2,401	2,662,432	—	—
		KRW	90,000		—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2017, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~32,142 million) with KEB Hana Bank, USD 80 million (~~W~~85,712 million) with Bank of China and USD 50 million (~~W~~53,570 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements and USD 8.5 million (~~W~~9,107 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of China and other various banks amounting to CNY 3,550 million (~~W~~580,958 million), JPY 700 million (~~W~~6,644 million), USD 0.5 million (~~W~~536 million), EUR 2.5 million (~~W~~3,198 million), PLN 0.2 million (~~W~~61 million) and VND 40,992 million (~~W~~1,935 million), respectively, for their local tax payments and utility payments.

Credit facility

LG Display Vietnam Co., Ltd. and other subsidiary have entered into long-term credit facility agreements of up to USD 550 million (~~W~~589,270 million) with Sumitomo Mitsui Banking Corporation and other various banks and borrowings as of December 31, 2017 amount to USD 495 million (~~W~~530,343 million).

License agreements

As of December 31, 2017, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2017, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 900 million (~~W~~964,260 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank borrowing amounting to USD 300 million (~~W~~320,797 million) and CNY 1,964 million (~~W~~321,376 million) from China Construction Bank, as of December 31, 2017, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~303,324 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

16.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2016 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to December 31, 2017.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Foreign currency translation differences for foreign operations	~~W~~	(59,042)	(259,749)
Other comprehensive loss from associates and joint venture (excluding remeasurements of net defined benefit liabilities)		(29,436)	(28,531)

	~~W~~	(88,478)	(288,280)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

16.	Capital and Reserves, Continued

The movement in reserves for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	Net change in fair value of available-for- sale financial assets		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2015	~~W~~	276	(20,923)	(43,196)	(63,843)
Change in reserves		(218)	39,119	19,176	58,077
December 31, 2015		58	18,196	(24,020)	(5,766)
January 1, 2016		58	18,196	(24,020)	(5,766)
Change in reserves		(58)	(77,238)	(5,416)	(82,712)
December 31, 2016		—	(59,042)	(29,436)	(88,478)
January 1, 2017		—	(59,042)	(29,436)	(88,478)
Change in reserves		—	(200,707)	905	(199,802)
December 31, 2017		—	(259,749)	(28,531)	(288,280)

(c)	Dividends

On March 15, 2018, The Controlling Company declared a cash dividends of ~~W~~178,908 million (~~W~~500 won per share) to shareholders of record as of December 31, 2017 and distributed the cash dividend to such shareholders on April 12, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

17.	Geographic and Other Information

(a)	Revenue by geography

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2015, 2016 and 2017.

(In millions of won)
Region	2015		2016	2017
Domestic	~~W~~	2,217,516	1,825,191	1,996,183
Foreign
China		19,375,401	18,367,767	18,090,974
Asia (excluding China)		2,605,753	2,148,676	2,383,390
United States		1,981,021	2,053,317	2,724,714
Europe (excluding Poland)		1,064,122	983,672	1,433,126
Poland		1,140,071	1,125,451	1,161,829

		26,166,368	24,678,883	25,794,033

	~~W~~	28,383,884	26,504,074	27,790,216

Sales to Company A and Company B amount to ~~W~~9,027,165 million and ~~W~~6,511,961 million, respectively, for the year ended December 31, 2017 (2015: ~~W~~9,900,220 million and ~~W~~6,682,226 million, 2016: ~~W~~9,122,385 million and ~~W~~5,808,630 million). The Group’s top ten end-brand customers together accounted for 81% of sales for the year ended December 31, 2017 (2015: 82%, 2016: 82%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2016			December 31, 2017
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	8,758,171	673,966	12,487,111	731,373
Foreign
China		3,079,724	23,298	2,929,739	17,244
Others		193,554	197,673	785,110	164,204

	~~W~~	3,273,278	220,971	3,714,849	181,448

	~~W~~	12,031,449	894,937	16,201,960	912,821

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2015		2016	2017
Panels for:
Televisions	~~W~~	10,853,598	10,132,520	11,717,982
Desktop monitors		4,553,138	4,035,195	4,393,482
Tablet products		2,509,911	2,695,808	2,369,634
Notebook computers		2,508,878	2,383,532	2,244,088
Mobile and others		7,958,359	7,257,019	7,065,030

	~~W~~	28,383,884	26,504,074	27,790,216

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Changes in inventories	~~W~~	402,429	63,884	(62,299)
Purchases of raw materials, merchandise and others		14,705,757	14,244,942	13,548,848
Depreciation and amortization		3,375,856	3,021,571	3,214,576
Outsourcing fees		1,011,084	819,742	771,697
Labor cost		3,104,043	3,022,607	3,258,427
Supplies and others		1,062,820	1,053,245	1,239,915
Utility		836,600	840,664	865,347
Fees and commissions		580,235	638,732	692,125
Shipping costs		231,830	224,742	249,820
Advertising		265,755	67,636	236,440
Warranty expenses		146,829	166,691	251,131
Travel		71,457	73,807	92,976
Taxes and dues		76,640	74,506	91,806
Others		1,036,131	927,218	919,051

	~~W~~	26,907,466	25,239,987	25,369,860

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Salaries	~~W~~	268,182	276,824	327,288
Expenses related to defined benefit plans		26,967	28,999	27,401
Other employee benefits		88,191	89,717	94,740
Shipping costs		199,774	191,442	214,866
Fees and commissions		191,106	192,786	197,070
Depreciation		118,719	129,225	138,711
Taxes and dues		30,958	30,523	46,317
Advertising		265,755	67,636	236,440
Warranty expenses		146,829	166,691	251,131
Rent		24,184	25,840	26,711
Insurance		10,826	11,561	12,459
Travel		24,411	23,343	27,879
Training		15,515	14,464	16,311
Others		59,468	56,342	73,181

	~~W~~	1,470,885	1,305,393	1,690,505

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Salaries and wages	~~W~~	2,468,767	2,418,869	2,704,217
Other employee benefits		450,651	459,730	483,704
Contributions to National Pension plan		66,191	69,588	73,061
Expenses related to defined benefit plan		199,033	220,962	198,241

	~~W~~	3,184,642	3,169,149	3,459,223

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

21.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Foreign currency gain	~~W~~	1,221,066	1,543,909	969,425
Gain on disposal of property, plant and equipment		18,179	14,637	101,227
Gain on disposal of Intangible assets		—	—	308
Reversal of impairment loss on intangible assets		80	—	35
Rental income		4,858	5,152	2,212
Others		29,718	28,103	8,539

	~~W~~	1,273,901	1,591,801	1,081,746

(b)	Details of other expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Foreign currency loss	~~W~~	1,177,634	1,420,502	1,189,193
Other bad debt expenses		—	—	1,798
Loss on disposal of property, plant and equipment		4,037	7,466	20,030
Impairment loss on property, plant and equipment		3,027	1,610	—
Loss on disposal of intangible assets		29	75	30
Impairment loss on intangible assets		239	138	1,809
Donations		14,114	22,221	17,152
Expenses related to legal proceedings or claims and others		127,702	15,819	443

	~~W~~	1,326,782	1,467,831	1,230,455

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Finance income
Interest income	~~W~~	57,080	42,079	60,106
Foreign currency gain		77,879	81,554	210,890
Gain on disposal of investments in equity accounted investees		23,268	11,367	3,669
Gain on derivatives transactions		602	4,427	3,106
Gain on valuation of derivatives		—	244	1,070
Gain on disposal of available-for-sale financial assets		—	—	8
Gain on valuation of Financial asset at fair value through profit or loss		—	—	170

	~~W~~	158,829	139,671	279,019

Finance costs
Interest expense	~~W~~	126,456	113,285	90,538
Foreign currency loss		155,728	132,320	126,642
Loss on disposal of investments in equity accounted investees		481	5,643	42,112
Loss on impairment of investments in equity accounted investees		26,791	6,137	4,234
Loss on impairment of available-for-sale financial asset		—	3,757	1,948
Loss on valuation of Financial asset at fair value through profit or loss		—	118	—
Loss on sale of trade accounts and notes receivable		4,909	2,886	784
Loss on transaction of derivatives		722	334	514
Loss on valuation of derivatives		—	472	—
Others		1,142	1,234	2,084

	~~W~~	316,229	266,186	268,856

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Foreign currency translation differences for foreign operations	~~W~~	44,913	(90,503)	(231,738)
Net change in fair value of available-for-sale financial assets		(288)	(77)	—
Tax effect		214	19	—

Finance income (costs) recognized in other comprehensive income (loss) after tax	~~W~~	44,839	(90,561)	(231,738)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

23.	Income Taxes

(a)	Details of income tax expense (benefit) recognized in profit for the year for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)	2015		2016	2017
Current tax expense
Current year	~~W~~	277,264	361,237	512,123
Deferred tax expense (benefit)
Origination and reversal of temporary differences		123,458	(49,190)	(104,835)
Change in unrecognized deferred tax assets		9,804	72,678	(11,708)

		133,262	23,488	(116,543)

Income tax expense	~~W~~	410,526	384,725	395,580

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)	2015
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(288)	70	(218)
Remeasurements of net defined benefit liabilities (assets)		(110,257)	26,682	(83,575)
Foreign currency translation differences for foreign operations		44,913	144	45,057
Change in equity of equity method investee		18,569	—	18,569

	~~W~~	(47,063)	26,896	(20,167)

(In millions of won)	2016
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	19	(58)
Remeasurements of net defined benefit liabilities (assets)		155,346	(37,594)	117,752
Foreign currency translation differences for foreign operations		(90,503)	—	(90,503)
Change in equity of equity method investee		(5,216)	—	(5,216)

	~~W~~	59,550	(37,575)	21,975

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

23.	Income Taxes, Continued

(In millions of won)	2017
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—
Remeasurements of net defined benefit liabilities (assets)		(16,260)	9,259	(7,001)
Foreign currency translation differences for foreign operations		(231,738)	—	(231,738)
Change in equity of equity method investee		1,346	—	1,346

	~~W~~	(246,652)	9,259	(237,393)

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2015, 2016 and 2017 is as follows:

(In millions of won)	2015			2016		2017
Profit before income taxes	~~W~~		1,433,982		1,316,233		2,332,632

Income tax using the statutory tax rate of each country		32.56%	466,848	33.49%	440,753	28.54%	665,733
Non-deductible expenses		2.66%	38,208	3.39%	44,606	2.72%	63,416
Tax credits		(8.12%)	(116,439)	(11.45%)	(150,663)	(10.64%)	(248,191)
Change in unrecognized deferred tax assets		0.68%	9,804	5.52%	72,678	(0.50%)	(11,708)
Effect on change in tax rate (Note 24(d))		—	—	—	—	(3.10%)	(72,376)
Others		0.84%	12,105	(1.72%)	(22,649)	(0.06%)	(1,294)

Actual income tax expense	~~W~~		410,526		384,725		395,580

Actual effective tax rate			28.63%		29.23%		16.96%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2016 and 2017, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~149,616 million and ~~W~~103,946 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2017, the Controlling Company recognized deferred tax assets of ~~W~~268,926 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	—	—	—	58,391	91,862

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2016		December, 31, 2017	December, 31, 2016	December, 31, 2017	December, 31, 2016	December, 31, 2017
Other accounts receivable, net	~~W~~	—	—	(1,190)	(1,441)	(1,190)	(1,441)
Inventories, net		35,771	34,550	—	—	35,771	34,550
Defined benefit liabilities, net		10,817	2,375	—	—	10,817	2,375
Unrealized gain or loss and others		34,777	29,061	—	—	34,777	29,061
Accrued expenses		122,998	183,903	—	—	122,998	183,903
Property, plant and equipment		338,860	409,928	—	—	338,860	409,928
Intangible assets		744	3,457	(31,771)	(24,646)	(31,027)	(21,189)
Provisions		15,051	27,018	—	—	15,051	27,018
Gain or loss on foreign currency translation, net		11	13	—	—	11	13
Others		21,435	27,562	—	—	21,435	27,562
Tax credit carryforwards		287,400	268,926	—	—	287,400	268,926

Deferred tax assets (liabilities)	~~W~~	867,864	986,793	(32,961)	(26,087)	834,903	960,706

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2016 and 2017 are as follows:

(In millions of won)
	January 1, 2016		Profit or loss	Other compre- hensive income (loss)	December 31, 2016	Profit or loss	Other compre- hensive income	December 31, 2017
Other accounts receivable, net	~~W~~	(2,388)	1,198	—	(1,190)	(251)	—	(1,441)
Inventories, net		46,449	(10,678)	—	35,771	(1,221)	—	34,550
Available-for-sale financial assets		(19)	—	19	—	—	—	—
Defined benefit liabilities, net		58,962	(10,551)	(37,594)	10,817	(17,701)	9,259	2,375
Unrealized gain or loss and others		9,121	25,656	—	34,777	(5,716)	—	29,061
Accrued expenses		122,002	996	—	122,998	60,905	—	183,903
Property, plant and equipment		271,252	67,608	—	338,860	71,068	—	409,928
Intangible assets		(33,846)	2,819	—	(31,027)	9,838	—	(21,189)
Provisions		14,152	899	—	15,051	11,967	—	27,018
Gain or loss on foreign currency translation, net		11	—	—	11	2	—	13
Others		25,253	(3,818)	—	21,435	6,127	—	27,562
Tax credit carryforwards		385,017	(97,617)	—	287,400	(18,474)	—	268,926

Deferred tax assets (liabilities)	~~W~~	895,966	(23,488)	(37,575)	834,903	116,544	9,259	960,706

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2017. During the year ended December 31, 2017, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Controlling Company recorded the impact from the amendment in 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

25.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In won and No. of shares)
	2015		2016	2017
Profit attributable to owners of the Controlling Company	~~W~~	966,553,061,333	906,714,278,688	1,802,756,119,275
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Earnings per share	~~W~~	2,701	2,534	5,038

For the years ended December 31, 2015, 2016 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2016 and 2017 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency Risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	518	308	3,785	36	1	77	338,770
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,558	10	1,776	—	—	—	—
Non-trade receivable	52	2,434	199	12	—	2	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	210	6	—	—	506
Trade accounts and notes payable	(1,204)	(14,940)	(2,567)	—	—	—	—
Other accounts payable	(397)	(9,836)	(771)	(7)	(2)	(5)	(665,869)
Borrowings	(1,251)	—	(3,264)	—	—	—	—

Net exposure	1,279	(21,765)	(132)	47	(1)	74	(326,593)

(In millions)	December 31, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Borrowings	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2015		2016	2017	December 31, 2016	December 31, 2017
USD	~~W~~	1,131.30	1,159.83	1,131.08	1,208.50	1,071.40
JPY		9.35	10.67	10.09	10.37	9.49
CNY		179.47	174.40	167.52	173.26	163.65
TWD		35.64	35.97	37.16	37.41	35.92
EUR		1,256.17	1,283.95	1,277.01	1,267.60	1,279.25
PLN		300.22	294.41	299.98	287.62	306.07
VND		0.0516	0.0518	0.0498	0.0531	0.0472

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2016 and 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2016			December 31, 2017
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	57,111	63,337	50,040	91,238
JPY (5 percent weakening)		(8,972)	(7,237)	(10,294)	(9,141)
CNY (5 percent weakening)		(3,410)	7,077	13,212	(6,396)
TWD (5 percent weakening)		88	—	23	1
EUR (5 percent weakening)		(40)	(79)	16	594
PLN (5 percent weakening)		1,129	(167)	2,515	(120)
VND (5 percent weakening)		(867)	—	(4,445)	—

A stronger won against the above currencies as of December 31, 2016 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	2,722,600	3,360,800
Financial liabilities		(2,203,378)	(2,962,671)

	~~W~~	519,222	398,129

Variable rate instruments
Financial liabilities	~~W~~	(2,575,392)	(2,640,447)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2016 and 2017 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2016
Variable rate instruments(*)	~~W~~	(16,868)	16,868	(16,868)	16,868
December 31, 20167
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362

(*) Financial instruments subject to interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(b)	Credit risk

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Cash and cash equivalents	~~W~~	1,558,696	2,602,560
Deposits in banks		1,163,763	758,089
Trade accounts and notes receivable, net		4,957,993	4,325,120
Non-trade receivable, net		134,161	150,554
Accrued income		9,431	14,273
Available-for-sale financial assets		154	162
Financial assets at fair value through profit or loss		1,382	1,552
Deposits		47,954	30,378
Short-term loans		7,696	16,766
Long-term loans		34,760	32,408
Long-term non-trade receivable		2,619	8,738
Derivatives		244	842

	~~W~~	7,918,853	7,941,442

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

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

The Group has historically been able to satisfy its cash requirements from cash flows from operations and borrowings and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2017.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank borrowings	~~W~~	642,172	660,540	258,027	145,804	256,709	—	—
Unsecured bank borrowings		2,950,184	3,112,199	36,579	596,101	1,107,718	1,176,097	195,704
Unsecured bond issues		2,010,762	2,124,147	413,307	134,829	592,031	983,980	—
Trade accounts and notes payable		2,875,090	2,875,090	2,875,090	—	—	—	—
Other accounts payable		3,169,937	3,170,157	3,169,790	367	—	—	—
Long-term other accounts payable		2	2	—	—	2	—	—

	~~W~~	11,648,147	11,942,135	6,752,793	877,101	1,956,460	2,160,077	195,704

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(d)	Capital Management

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

(In millions of won)
	December 31, 2016		December 31, 2017
Total liabilities	~~W~~	11,421,948	14,178,177
Total equity		13,462,388	14,981,510
Cash and deposits in banks (*1)		2,722,446	3,360,638
Borrowings (including bonds)		4,778,770	5,603,118
Total liabilities to equity ratio		85%	95%
Net borrowings to equity ratio (*2)		15%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

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

i) Other current financial assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv) Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2016			December 31, 2017
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	154	154	162	162
Financial asset at fair value through profit or loss		1,382	1,382	1,552	1,552
Derivatives		244	244	842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,558,696	(*)	2,602,560	(*)
Deposits in banks		1,163,763	(*)	758,089	(*)
Trade accounts and notes receivable		4,957,993	(*)	4,325,120	(*)
Non-trade receivable		134,161	(*)	150,554	(*)
Accrued income		9,431	(*)	14,273	(*)
Deposits		47,954	(*)	30,378	(*)
Short-term loans		7,696	(*)	16,766	(*)
Long-term loans		34,760	(*)	32,408	(*)
Long-term non-trade receivable		2,619	(*)	8,738	(*)
Liabilities carried at fair value
Derivatives	~~W~~	472	472	—	—
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	700,820	700,820	642,172	642,172
Unsecured bank borrowings		2,197,132	2,200,522	2,950,184	2,955,399
Unsecured bond issues		1,880,818	1,903,863	2,010,762	2,016,086
Trade accounts and notes payable		2,877,326	(*)	2,875,090	(*)
Other accounts payable		2,449,517	2,449,938	3,169,937	3,170,147
Long-term other accounts payable		3,530	3,891	2	(*)

(*) Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(iii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux, Inc.		3,266	1,968
Henghao Technology Co., Ltd.		1,559	—
ARCH Venture Fund Vill, L.P.		2,285	2,283

	~~W~~	7,839	4,980

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

The movement in the available-for-sale financial assets for the years ended December 31, 2016 and 2017 is as follows:

(In millions of won)	December 31, 2016
	January 1, 2016		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	—	729
Kyulux Inc.		3,266	—	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	—	1,559
ARCH Venture Fund Vill, L.P		1,378	859	(48)	—	96	2,285

	~~W~~	10,689	859	(48)	(3,757)	96	7,839

(In millions of won)	December 31, 2017
	January 1, 2017		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	—	729
Kyulux Inc.		3,266	—	—	(1,298)	—	1,968
Henghao Technology Co., Ltd.		1,559	—	(909)	(650)	—	—
ARCH Venture Fund Vill, L.P		2,285	266	—	—	(268)	2,283

	~~W~~	7,839	266	(909)	(1,948)	(268)	4,980

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(iv) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2016 and 2017 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives	~~W~~	—	—	472	472

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial asset at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2016 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	700,820	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	2,200,522	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,449,938	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2016	December 31, 2017
Borrowings, bonds and others	1.48~2.68%	1.57~2.92%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

27.	Changes in liabilities arising from financing activities

Changes	in liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

(In millions of won)				Non-cash transactions
	January 1, 2017		Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	December 31, 2017
Short-term borrowings	~~W~~	113,209	(105,864)	—	(7,345)	—	—
Current portion of long-term borrowings and bonds		554,700	(544,731)	1,525,616	(83,262)	603	1,452,926
Long-term borrowings		2,599,799	1,195,415	(1,021,215)	(129,810)	—	2,644,189
Bonds		1,511,062	497,959	(504,401)	—	1,383	1,506,003

	~~W~~	4,778,770	1,042,779	—	(220,417)	1,986	5,603,118

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others

(a)	Related parties

Related parties for the periods presented are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	143,125	—	—	—	—	361
Associates and their subsidiaries
New Optics Ltd.	~~W~~	92	—	47,404	—	5,880	441
New Optics USA, Inc.		—	—	—	—	29,475	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		9	—	49	42,007	—	122

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
TLI Inc.	~~W~~	—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	82,797	—	6,223
AVATEC Co., Ltd.		—	530	278	—	52,097	1,599
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	761
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
Shinbo Electric Co., Ltd.		284,255	—	473,484	—	97,736	83
Narenanotech Corporation		3	—	634	20,515	—	643
Glonix Co., Ltd.		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,465	2,853	—	629
YAS Co., Ltd.		9	—	810	20,324	—	974
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	284,376	25,577	1,041,577	168,496	185,188	15,403

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,694,039	—	39,791	255,046	—	133,536
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics Nanjing Display Co., Ltd.		182,302	—	—	—	—	2,200

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	198,897	—	—	—	—	420
LG Electronics do Brasil Ltda.		298,679	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	44,691
Qingdao LG Inspur Digital Communication Co., Ltd.		271,405	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		286,420	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		160,842	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		448,468	—	—	—	—	1,371
LG Electronics Shenyang Inc.		109,844	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd.		13,050	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		523,623	—	—	—	—	298
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	5,664
LG Electronics Reynosa, S.A. DE C.V.		1,020,471	—	—	—	—	9
Hi Entech Co., Ltd.		—	—	—	—	—	24,963
Hi Logistics Co., Ltd.		34	—	—	—	—	24,832
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	7,183
Hientech (Tianjin) Co., Ltd.		—	—	—	—	—	19,149
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
Others		12	—	2	—	—	8,567

	~~W~~	3,799,237	—	299,035	40,436	—	141,028

	~~W~~	5,920,777	25,577	1,380,403	463,978	185,188	290,328

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
INVENIA Co., Ltd.		54	—	1,429	48,398	—	261
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	31,299	—	1,373
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
Shinbo Electric Co., Ltd.		204,637	—	355,607	—	2,449	1,097
Narenanotech Corporation		17	—	513	24,821	—	909
WooRee E&L Co., Ltd.		—	—	—	—	—	32
YAS Co., Ltd.		44	—	2,076	80,836	—	1,758
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—

	~~W~~	207,254	29,918	921,592	185,354	80,723	12,624

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,580,279	—	23,047	538,175	—	103,158
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	69
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	141
LG Electronics Nanjing New Technology Co., Ltd.		229,773	—	—	293	—	1,876
LG Electronics RUS, LLC		127,316	—	—	—	—	2,993
LG Electronics do Brasil Ltda.		133,903	—	—	—	—	3,430
LG Innotek Co., Ltd.		11,503	—	209,878	—	—	9,873
Qingdao LG Inspur Digital Communication Co., Ltd.		47,804	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		370,966	—	—	—	—	5
LG Electronics Mexicalli, S.A. DE C.V.		210,021	—	—	—	—	77
LG Electronics Mlawa Sp. z o.o.		709,558	—	—	—	—	895
LG Electronics Taiwan Taipei Co., Ltd.		11,919	—	—	—	—	27

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Wroclaw Sp. z o.o.	~~W~~	290,785	—	—	—	—	99
LG Hitachi Water Solutions Co., Ltd.		—	—	—	167,987	—	2,782
LG Electronics Reynosa, S.A. DE C.V.		1,074,790	—	—	—	—	1,907
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	4,994	—	259
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Hientech (Tianjin) Co., Ltd.		—	—	—	28,587	—	10,613
LG Electronics S.A. (Pty) Ltd		21,236	—	—	—	—	39
Others		2,289	—	—	—	—	4,094

	~~W~~	3,496,300	—	209,878	201,861	—	64,577

	~~W~~	5,343,221	59,820	1,154,517	925,390	80,723	180,902

(*1)	Represents transactions occurred prior to exchange of equity interests.
(*2)	Represent transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd. (*)		15,812	—	—	—	—	21
Narenanotech Corporation (*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2016 and 2017 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2017	December 31, 2016	December 31, 2017
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1,000	—	8,616	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		833	2,375	6,515	18,662
AVATEC Co., Ltd.		—	—	5,190	2,949
Paju Electric Glass Co., Ltd.		—	—	71,685	60,141
Shinbo Electric Co., Ltd.		85,011	—	64,693	—
Narenanotech Corporation (*)		300	—	2,826	—
WooRee E&L Co., Ltd.		—	—	—	61
YAS Co., Ltd.		833	375	3,531	6,474

	~~W~~	87,977	2,750	163,056	88,287

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	357,577	550,335	160,309	257,071
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics do Brasil Ltda.	~~W~~	14,299	19,091	27	10
LG Electronics RUS, LLC		47,686	25,102	—	80
LG Innotek Co., Ltd.		1,070	407	50,919	62,675
Qingdao LG Inspur Digital Communication Co., Ltd.		7,007	13,061	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2017	December 31, 2016	December 31, 2017
Inspur LG Digital Mobile Communications Co., Ltd.	~~W~~	72,963	55,278	5	—
LG Electronics Mexicali, S.A. DE C.V.		11,959	29,440	13	—
LG Electronics Mlawa Sp. z o.o.		222,480	136,874	27	25
LG Electronics Nanjing New Technology Co., Ltd.		51,794	46,373	78	699
LG Electronics Reynosa, S.A. DE C.V.		93,873	137,413	259	82
LG Electronics Vietnam Haiphong Co., Ltd.		35,121	36,017	7	3,917
LG Hitachi Water Solutions Co., Ltd.		—	—	108,119	154,864
Hientech (Tianjin) Co., Ltd.		—	—	3,746	5,600
HiEntech Co., Ltd.		—	—	4,080	6,679
Others		46,735	10,648	2,962	1,715

	~~W~~	604,987	509,704	170,242	236,346

	~~W~~	1,050,541	1,062,789	493,607	581,704

(*)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2016 and 2017 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd.		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.

(*2) Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

28.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of won)
	2015		2016	2017
Short-term benefits	~~W~~	2,940	2,323	3,724
Expenses related to the defined benefit plan		378	897	488

	~~W~~	3,318	3,220	4,212

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2015, 2016 and 2017 is as follows:

(In millions of won)
	2015		2016	2017
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	182,424	809,406	632,355