Form 20-F
period 2018-12-31
LG Display Co., Ltd.
filed 2019-04-30
CIK 1290109

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Su Yeon Suh

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2017 and 2018 and for each of the years ended in the three-year period ended December 31, 2018 included in this annual report.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2018, which was ~~W~~1,112.85 = US$1.00.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2017 and 2018 and for each of the years in the three-year period ended December 31, 2018 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2017 and 2018 included in the Form 6-K furnished to the SEC on February 28, 2019 is a profit of ~~W~~2,462 billion and ~~W~~93 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 28, 2019, which is not incorporated by reference to this annual report.

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

Consolidated statements of comprehensive income (loss) data

	Year ended December 31,
	2014		2015		2016		2017		2018		2018 (1)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	~~W~~	26,456	~~W~~	28,384	~~W~~	26,504	~~W~~	27,790	~~W~~	24,337	US$	21,869
Cost of sales		(22,667)		(24,070)		(22,754)		(22,425)		(21,251)		(19,096)
Gross profit		3,789		4,314		3,750		5,366		3,085		2,772
Selling expenses		(747)		(878)		(695)		(994)		(834)		(749)
Administrative expenses		(520)		(593)		(610)		(696)		(938)		(843)
Research and development expenses		(1,164)		(1,218)		(1,134)		(1,213)		(1,221)		(1,097)
Profit (loss) before income tax		1,242		1,434		1,316		2,333		(91)		(82)
Income tax expense		(325)		(411)		(385)		(396)		(88)		(79)
Profit (loss) for the year		917		1,023		931		1,937		(179)		(161)
Total comprehensive income (loss) for the year		843		1,003		953		1,700		(195)		(175)
Basic earnings (loss) per share (Won, US$)	~~W~~	2,527	~~W~~	2,701	~~W~~	2,534	~~W~~	5,038	~~W~~	(579)	US$	(0.52)
Diluted earnings (loss) per share (Won, US$)	~~W~~	2,527	~~W~~	2,701	~~W~~	2,534	~~W~~	5,038	~~W~~	(579)	US$	(0.52)

Consolidated statements of financial position data

	As of December 31,
	2014		2015		2016		2017		2018		2018 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	~~W~~	890	~~W~~	752	~~W~~	1,559	~~W~~	2,603	~~W~~	2,365	US$	2,125
Deposits in banks		1,526		1,772		1,164		758		78		70
Trade accounts and notes receivable, net		3,444		4,098		4,958		4,325		2,829		2,542
Inventories		2,754		2,352		2,288		2,350		2,691		2,418
Total current assets		9,241		9,532		10,484		10,474		8,800		7,908
Property, plant and equipment, net		11,403		10,546		12,031		16,202		21,600		19,410
Total assets		22,967		22,577		24,884		29,160		33,176		29,812
Trade accounts and notes payable		3,392		2,765		2,877		2,875		3,087		2,774
Current financial liabilities		968		1,416		668		1,453		1,554		1,396
Other accounts payable		1,508		1,500		2,450		3,170		3,567		3,205
Total current liabilities		7,550		6,607		7,058		8,979		9,954		8,945
Non-current financial liabilities		3,279		2,808		4,111		4,150		7,031		6,318
Long-term advance received		–		–		–		830		1,114		1,001
Total liabilities		11,184		9,872		11,422		14,718		18,289		16,434
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,630
Retained earnings		7,455		8,159		9,004		10,622		10,240		9,202
Total equity		11,783		12,705		13,462		14,982		14,886		13,376

Other financial data

	Year ended December 31,
	2014		2015		2016		2017		2018		2018 (1)
	(in billions of Won, except for percentages and per share data)										(in millions of US$, except for percentages and per share data)
Gross margin (2)		14.3%		15.2%		14.1%		19.3%		12.7%		12.7%
Net margin (3)		3.5%		3.6%		3.5%		7.0%		(0.7)%		(0.7)%
EBITDA (4)	~~W~~	4,795	~~W~~	4,880	~~W~~	4,410	~~W~~	5,579	~~W~~	3,476	US$	3,124
Capital expenditures		2,983		2,365		3,736		6,592		7,942		7,137
Depreciation and amortization (5)		3,492		3,376		3,022		3,215		3,555		3,195
Net cash provided by operating activities		2,865		2,727		3,641		6,764		4,484		4,029
Net cash used in investing activities		(3,451)		(2,732)		(3,189)		(6,481)		(7,675)		(6,897)
Net cash provided by (used in) financing activities		405		(174)		308		862		2,953		2,654
Dividends declared per share (Won, US$)(6)	~~W~~	500	~~W~~	500	~~W~~	500	~~W~~	500		—		—

(1)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

	Year ended December 31,
	2014		2015		2016		2017		2018		2018 (1)
	(in billions of Won)										(in millions of US$)
Profit (loss) for the year	~~W~~	917	~~W~~	1,023	~~W~~	931	~~W~~	1,937	~~W~~	(179)	US$	(161)
Interest income		(49)		(57)		(42)		(60)		(69)		(62)
Interest expense		110		128		115		91		81		73
Income tax expense		325		411		385		396		88		79
Depreciation		3,222		2,969		2,643		2,792		3,124		2,807
Amortization of intangible assets		270		406		378		423		431		387

EBITDA	~~W~~	4,795	~~W~~	4,880	~~W~~	4,410	~~W~~	5,579	~~W~~	3,476	US$	3,124

(5)	Includes amortization of intangible assets.
(6)	Dividends declared per share represent cash dividends declared for the year divided by outstanding shares of common stock as of December 31.

Operating data

	Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Number of panels sold by product category:
Televisions	51,358	55,319	52,916	52,108	51,966
Notebook computers(1)	50,175	45,509	39,672	26,999	30,471
Desktop monitors(2)	43,848	41,912	40,001	37,000	36,693
Tablet computers	50,995	31,476	24,957	26,255	25,015
Mobile and other applications(3)	216,479	216,565	173,166	146,162	105,142

Total	412,855	390,781	330,712	288,524	249,287

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year ended December 31,
	2014		2015		2016		2017		2018		2018(4)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions	~~W~~	10,540	~~W~~	10,854	~~W~~	10,133	~~W~~	11,718	~~W~~	9,727	US$	8,741
Notebook computers(1)		2,669		2,509		2,384		2,244		2,837		2,549
Desktop monitors(2)		4,660		4,553		4,035		4,393		4,040		3,630
Tablet computers		3,542		2,510		2,696		2,370		1,991		1,789
Mobile and other applications(3)		5,005		7,919		7,216		7,020		5,699		5,121

Total sales of goods	~~W~~	26,416	~~W~~	28,345	~~W~~	26,464	~~W~~	27,745	~~W~~	24,294	US$	21,830
Royalties		15		19		17		20		18		16
Others		25		20		23		25		25		23

Revenue	~~W~~	26,456	~~W~~	28,384	~~W~~	26,504	~~W~~	27,790	~~W~~	24,337	US$	21,868

(1)	Includes semi-finished products manufactured by our former joint venture company LUCOM Display Technology (Kunshan) Ltd. through June 2014 when we disposed of our entire investment in such company.
(2)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(3)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(4)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

Risks Relating to Our Industry

The display panel industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Most of the global supply of display panels is currently manufactured based on thin-film transistor liquid crystal display, or TFT-LCD, technology. Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the display panel industry may cause manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

From time to time, we have been affected by overcapacity in the display panel industry relative to the general demand for such panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 3.5% from ~~W~~645,222 in 2016 to ~~W~~667,726 in 2017, which primarily reflected an increase in the proportion of higher margin products utilizing more advanced technologies in our overall product mix, coupled with the effects of a temporary surge in market demand for large-sized panels in the first half of 2017, but decreased by 13.6% to ~~W~~576,817 (US$518) in 2018, which was largely driven by an increase in the supply capacity of global TFT-LCD panel manufacturers that applied downward pricing pressure.

We attempt to counteract, at least in part, the effects of overcapacity in the industry by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix, including products that utilize organic light-emitting diode, or OLED, technology, which are relatively less affected by the industry-wide overcapacity problems affecting display panel products using older technologies, while also engaging in cost reduction efforts.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

However, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, can be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

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

Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do, and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as ours. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

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

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, newly established industry standards, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and public displays including “Wallpaper” OLED panels, “Crystal Sound OLED” sound integrated panels and rollable OLED display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with oxide backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones and other wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as ours, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products. We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for 18 months from the date of purchase by our customers. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers, including our largest shareholder and its affiliates, and any significant decrease in their order levels or material deterioration in their financial condition will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2016, 2017 and 2018.

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

Furthermore, although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the sales we make to our affiliated trading company, LG International Corp., and its subsidiaries, we are exposed to credit risks associated with these entities.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, in addition to introducing television display panels utilizing OLED technology, we have also developed OLED panels with embedded sound systems that function as speakers while maintaining a slim design. Furthermore, we began production of plastic OLED panels for mobile and other applications on our E5 production line in August 2017.

With the addition of “8K” 88-inch OLED televisions to the line-up of available products in the first half of 2019, following the prior launch of 55-inch, 65-inch and 77-inch OLED televisions, we are deploying greater resources into OLED panel fabrication capabilities in order to maintain our competitive edge in the OLED television panel market. We are also deploying significant resources into plastic OLED panels for mobile and other applications in order to expand our market presence. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 38.2%, 42.2% and 40.0% of our total revenue in 2016, 2017 and 2018, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 9.0%, 8.1% and 11.7% of our total revenue in 2016, 2017 and 2018, respectively, those who use our panels in their desktop monitors, which accounted for 15.2%, 15.8% and 16.6% of our total revenue in 2016, 2017 and 2018, respectively, those who use our panels in their tablet computers, which accounted for 10.2%, 8.5% and 8.2% of our total revenue in 2016, 2017 and 2018, respectively, and those who use our panels in their mobile and other applications, which accounted for 27.2%, 25.3% and 23.4% of our total revenue in 2016, 2017 and 2018, respectively. Although the degree to which our total sales are dependent on sales of television panels has fluctuated in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

The emergence of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume is predominantly derived from the sale of display panels with TFT-LCD technology, new display technologies, such as OLED technology, are at various stages of development and production by us and other display panel makers. OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels for televisions, smartphones and tablet computers, and industrial and other applications, including public displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We have been producing OLED panels for televisions on our E3 and E4 production lines since 2013 and 2014, respectively, and OLED panels for smartphones on our E2 production lines since 2013. We also began production of plastic OLED panels on our E5 production line in August 2017 and are in the process of constructing our new E6 production lines for plastic OLED panels, in each case for mobile and other applications.

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded a Best in Show Award in May 2016 for our 77-inch OLED television panels. We were also awarded a Best of Consumer Electronics Show Award by the Consumer Electronics Association in January 2016 for our 77-inch OLED television panels and a Best Product in EISA Award by the European Imaging and Sound Association in September 2016 for our 65-inch OLED television panels. In May 2017 and May 2018, we were awarded the Display of the Year Award by the Society for Information Display for our 65-inch Wallpaper OLED television panels and our Ultra HD Crystal Sound OLED technology, respectively. In January 2019, we won multiple awards for our 65-inch rollable OLED television panels at the 2019 Consumer Electronics Show. While we strive to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is still relatively small compared to the market for TFT-LCD panels, and we expect competition will intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•

In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a new large-sized OLED production line, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 69% ownership interest in the joint venture and the government of Guangzhou holds the remaining 31% ownership interest. We plan to invest approximately ~~W~~5.0 trillion in capital expenditures for the joint venture, which is expected to commence production within 2019, subject to market conditions and any changes in our investment timetable.

•

In anticipation of growing demand for OLED panels, in July 2015 and July 2016, we announced plans for our new E5 and E6 production lines, respectively. We have commenced mass production of plastic OLED panels on our E5 production line beginning in August 2017 and are in the process of constructing our new E6 production line for plastic OLED panels with a target to commence mass production during 2019, subject to market conditions and any changes in our investment timetable.

•

In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion in new large-size OLED and plastic production lines in Paju, Korea. We are in the process of developing and assessing the specifics of such planned investments, including the timing.

•

In April 2016, we entered into a memorandum of understanding with the City of Haiphong in Vietnam for their administrative assistance with building our new module assembly facility in Haiphong, which commenced production in July 2017.

In 2018, our total capital expenditure on a cash out basis amounted to ~~W~~7.9 trillion. We currently expect that, in 2019, our total capital expenditures on a cash out basis will be at a similar level to 2018, primarily to fund our previously announced investments related to facilities for OLED panels. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our E5 production line and commenced mass production of plastic OLED panels for mobile and other applications in August 2017. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, we commenced mass production of large-sized panels at our GP fabrication facility in Guangzhou, China in September 2014. In response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a 69% ownership interest in, a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line in Guangzhou, China. Production at the joint venture is expected to commence during 2019, and we plan to invest approximately ~~W~~5.0 trillion in the joint venture. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

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

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

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

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders which are generally placed by them several weeks in advance of delivery. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the cost of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

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

Advance purchase orders from our customers vary in volume from period to period, and we operate with a modest inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

Our major customers and their designated system integrators provide us with advance rolling forecasts of their product requirements. However, firm orders are not placed until negotiations on purchase prices are subsequently finalized a few weeks prior to delivery. As a result, firm orders may be less than anticipated based on these prior forecasts. Due to the cyclicality of the display industry, purchase order levels from our customers have varied from period to period. Although we typically operate with an inventory level estimated for several weeks, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such volatility in order volumes. Our inability to respond quickly to changes in overall demand for display products as well as changes in product mix and specifications may result in lost revenue, which would adversely affect our results of operations.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our display panels and the obsolescence of our existing display panel inventory. This can result in a decrease in the stated value of our panel inventory, which we value at the lower of cost or market value.

We manage our inventory based on our customers’ and our own forecasts and typically operate with an inventory level estimated for several weeks. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers within several weeks after a firm order has been placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management.

Sanctions or judgments against us and other TFT-LCD panel producers for possible anti-competitive activities may have a direct and indirect material impact on our operations.

In December 2006, LG Display received notices of investigation by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission with respect to possible anti-competitive activities in the TFT-LCD industry. Subsequently, the Competition Bureau of Canada, the Secretariat of Economic Law of Brazil, the Taiwan Fair Trade Commission and the Federal Competition Commission of Mexico announced investigations regarding the same. Between November 2008 and June 2014, each of such investigations and subsequent legal proceedings brought by the relevant competition authorities was settled or resolved, and we have paid fines of US$400 million pursuant to our November 2008 settlement agreement with the U.S. Department of Justice, €210 million pursuant to a December 2010 decision by the European Commission and R$33.9 million pursuant to an August 2014 settlement agreement with the Secretariat of Economic Law of Brazil.

After the commencement of the U.S. Department of Justice investigation, various class action complaints and separate claims by direct and indirect purchasers of our products were filed against us and other TFT-LCD panel manufacturers in the United States and Canada, alleging violation of respective antitrust and related laws. In addition, from 2010 to 2012, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against us, alleging similar antitrust violations. In June 2018, the attorney general of the Commonwealth of Puerto Rico filed a complaint against us and other TFT-LCD panel manufacturers alleging unjust enrichment in connection with the aforementioned U.S. Department of Justice investigation. Since then, we have reached settlements with each of the plaintiff classes and separate plaintiffs, as well as with the aforementioned state attorneys general, with the exception of the attorney general of the Commonwealth of Puerto Rico, which settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 24, 2019, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010, comprising claims by iiyama (UK) Limited and its affiliates (“iiyama”) in December 2014, and Argos Limited and others (“Argos”), Granville Technology Group and others (“Granville”) and Ingram Micro and others (“Ingram”), each in December 2016. As of April 24, 2019, we are vigorously defending ourselves against claims by Granville and iiyama. Ingram discontinued its claims against LG Display in June 2017, and we have reached a settlement with Argos in November 2018.

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

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a description of these matters. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2018, we have not recognized any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2018 and may have an adverse effect on our operating results or financial condition.

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

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined.

Certain financings extended to us are made at variable rates that use London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the applicable interest rates. As of December 31, 2018, US$2,262 million (~~W~~2,518 billion) of our outstanding long-term borrowings (including current portions thereof) were indexed to LIBOR.

In an announcement on July 27, 2017, the Financial Conduct Authority of the United Kingdom (“FCA”), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on LIBOR to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. Some of these reforms are already effective, while others are still to be implemented or formulated.

At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR. Any changes announced by the FCA, ICE Benchmark Administration Limited as the independent administrator of LIBOR or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR or any other “benchmark” rates are determined as a result of international, national or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on our financing costs. In particular, to the extent LIBOR is discontinued or is no longer quoted, the interest rates on our borrowings indexed to LIBOR will be determined using various alternative methods. Any of such alternative methods may result in interest payment obligations that are higher than, or that do not otherwise correlate over time with, the payments that would have been made on such borrowings if LIBOR were available in its current form.

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

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. The largest proportion of our expenditures on capital equipment are denominated in Korean Won and U.S. dollars. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Japanese Yen increases the Korean Won cost of our Japanese Yen denominated purchases of raw materials and components and, to the extent we have any debt denominated in Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

If our cybersecurity is breached, we may incur significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of confidential information relating to us as well as our customers and suppliers, and any breach in our cybersecurity could expose us to a risk of loss, the improper use or disclosure of such information, ensuing potential liability or litigation, any of which could harm our reputation and adversely affect our business. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our customers’ data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future.

Our cybersecurity measures may also fail due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our data or our customers’ data or accounts or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our cybersecurity occurs or the market perception of the effectiveness of our cybersecurity measures is adversely affected, we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to our reputation and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2018, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Since 2016, we and certain of our employees have received aggregate fines of approximately ~~W~~35.0 million and are currently undergoing proceedings relating to fines of ~~W~~6.0 million in connection with violations of safety and environmental regulations under the Industrial Safety and Health Act, the Waste Management Act and the Air Quality Management Act. In addition, safety and environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 24, 2019. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has also fluctuated significantly and, as a result of changing global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in March 2017 and the ensuing economic and other retaliatory measures by China against Korea during the remainder of 2017);

•

adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties related to Brexit;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

a decrease in tax revenue or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

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

Although bilateral summit meetings were held between the two Koreas in April, May and September 2018 and between the United States and North Korea in June 2018 and February 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2015, in order to achieve synergies and further strengthen our OLED business, we acquired LG Chem’s OLED light business by way of assuming the inventory, intellectual property rights and employees related to the OLED light business. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including mobile products and other applications), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division, the IT Business Division and the Mobile Business Division. Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

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

We work closely with the local authorities where our fabrication facilities are located, and we have signed a number of memoranda of understandings, the latest one having been signed in April 2016, with Gumi City and North Gyeongsang Province for their administrative assistance in connection with our investment at our Gumi Display Cluster in our E5 plastic OLED panel fabrication production line as well as our new fifth-generation OLED light panel fabrication facility. We began production of plastic OLED panels for mobile and other applications on our E5 production line in August 2017.

As part of our ongoing expansion plans, we are in the process of constructing several manufacturing facilities for OLED panels, including our E6 production lines for plastic OLED panels, and we have commenced mass production of plastic OLED panels on our E5 production line beginning in August 2017. In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 69% ownership interest in the joint venture and the government of Guangzhou holds the remaining 31% ownership interest. We plan to invest approximately ~~W~~5.0 trillion in the joint venture, which is expected to commence production during 2019. Each of our on-going expansion projects are subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

With respect to our assembly facilities, from 1995 to early 2003, we have assembled all panels in our Gumi assembly facility adjacent to our P1 facility. Since 2003, in order to better serve the needs of our global customers, we commenced operations at various assembly facilities in Korea, Poland, China and, most recently, Vietnam. For more information on our module assembly facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

For a description of cash outflows relating to our capital expenditures in the past three fiscal years, see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

The U.S. Securities and Exchange Commission, or the SEC, maintains a website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 4.B.	Business Overview

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and mobile devices, including smartphones, and we are one of the world’s leading suppliers of Ultra HD television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2018, we sold a total of 148.3 million display panels that are nine inches or larger. According to IHS Technology, we had a global market share for display panels of nine inches or larger of approximately 28.5% based on sales revenue in 2018.

We currently operate fabrication facilities, which include separately designated sets of fabrication production lines housed in certain facilities, located in our Display Clusters in Gumi and Paju, Korea and in Guangzhou, China. We also operate module assembly facilities in Korea and abroad. For a full description of our current facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

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

At the direction of our end-brand customers, we typically ship our display panels to their original equipment manufacturers, known as “system integrators,” who use our display panels in products they assemble on a contract basis for our end-brand customers. We engage in direct sales (including through our overseas subsidiaries), as well as indirect sales through our affiliated trading company, LG International and its subsidiaries, to end-brand customers and their system integrators. For a description of our sales arrangements with LG International, see “Item 7.B. Related Party Transactions.”

Our sales were ~~W~~26,504 billion in 2016, ~~W~~27,790 billion in 2017 and ~~W~~24,337 billion (US$21,868 million) in 2018.

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

Advanced High Performance IPS, or AH-IPS, is an IPS technology that integrates ultra-fine pitch technology and high transmittance technology, which allows for ultra-high resolution imagery, increased luminance and greater energy efficiency. AH-IPS is currently utilized in our smartphone panels and other mobile display products, as well as certain of our panels for notebook computers, tablet computers and desktop monitors. For example, in April 2014, we produced a 5.5-inch quad high definition (“Quad HD”) smartphone panel, which has four times the resolution (538 pixels-per-inch) of a conventional HD panel. In February 2017, we also introduced a 5.7-inch Quad HD smartphone panel with an upgraded resolution of 564 pixels-per-inch. In 2018, we developed a 5.8-inch Ultra HD smartphone panel featuring high luminance, low power consumption and high dynamic range (“HDR”) support, as well as the world’s first 34-inch 1900R-curved and four-sided borderless Wide Quad HD monitor.

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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our OLED television panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels on our E3 production lines in 2013 and mass production of OLED television panels on our E4 production lines in 2014. Mass production of our plastic OLED panels for mobile and other applications began on our E5 production line in August 2017. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize LTPS backplane technology, as described in greater detail below.

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

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•

Televisions, which utilize large-sized display panels ranging from 21.5 inches to 105 inches in size, including “8K” Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels;

•	Notebook computers, which utilize display panels ranging from 11.6 inches to 17.3 inches in size;

•	Desktop monitors, which utilize large-sized display panels ranging from 15.6 inches to 49 inches in size;

•	Tablet computers, which utilize display panels ranging from 7 inches to 12.9 inches in size; and

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

Televisions

Our television display panels range from 21.5 inches to 105 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~10,133 billion, or 38.2% of our total revenue, in 2016, ~~W~~11,718 billion, or 42.2% of our total revenue, in 2017 and ~~W~~9,727 billion (US$8,741 million), or 40.0% of our total revenue, in 2018 and constituted our largest product category in each of the past three years. In 2018, our principal products in this category in terms of sales revenue consisted of 55-inch and 65-inch display panels.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers range from 11.6 inches to 17.3 inches in size in a variety of display formats. Revenue from sales of our display panels for notebook computers was ~~W~~2,384 billion, or 9.0% of our total revenue, in 2016, ~~W~~2,244 billion, or 8.1% of our total revenue, in 2017 and ~~W~~2,837 billion (US$2,549 million), or 11.7% of our total revenue, in 2018. In 2018, our principal products in terms of sales revenue in this category were 13.3-inch and 15.4-inch display panels.

Consumer demand for notebook computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality. However, there has been an increase in demand for high resolution notebook displays, which has helped the competitiveness of our AH-IPS technology-based display panels.

Desktop Monitors

Our desktop monitor display panels range from 15.6 inches to 49 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ~~W~~4,035 billion, or 15.2% of our total revenue, in 2016, ~~W~~4,393 billion, or 15.8% of our total revenue, in 2017 and ~~W~~4,040 billion (US$3,630 million), or 16.6% of our total revenue, in 2018 and constituted our third largest product category in each of the past three years.

In 2018, our principal products in terms of sales revenue in this category were 23.8-inch and 27-inch display panels.

Tablet Computers

Our tablet computer display panels range from 7 inches to 12.9 inches in size in a variety of display formats. Revenue from sales of our display panels for tablet computers was ~~W~~2,696 billion, or 10.2% of our total revenue, in 2016, ~~W~~2,370 billion, or 8.5% of our total revenue, in 2017, and ~~W~~1,991 billion (US$1,789 million), or 8.2% of our total revenue, in 2018.

After experiencing steady growth in consumer demand for tablet computers since they were first introduced, consumer demand has generally plateaued in recent years. In 2018, our principal products in terms of sales revenue in this category were 9.7-inch and 12.9-inch display panels.

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

While this was our fastest growing category of products in terms of revenue growth in recent years, driven largely by an increase in demand for increasingly larger-sized smartphone panels, the market for smartphones recorded a negative growth for the first time in 2018, according to data published by Counterpoint. Revenue from sales of our display panels for mobile and other applications was ~~W~~7,216 billion, or 27.2% of our total revenue, in 2016, ~~W~~7,020 billion, or 25.3% of our total revenue, in 2017 and ~~W~~5,699 billion (US$5,121 million), or 23.4% of our total revenue, in 2018. In 2018, sales of panels for smartphones continued to constitute a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for a significant majority of our sales in each of 2016, 2017 and 2018. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 22%, 23% and 21% of our sales in 2016, 2017 and 2018 respectively.

In addition to our top ten end-brand customers, we sell a portion of our display panels to a variety of other manufacturers of computers and electronic products.

The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers. The figures below reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year ended December 31,
	2016			2017			2018
	Sales		%	Sales		%	Sales		Sales (3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	1,825	6.9%	~~W~~	1,996	7.2%	~~W~~	1,589	US$	1,428	6.5%
China		18,368	69.3		18,091	65.1		15,243		13,697	62.6
Asia (excluding China) (1)		2,149	8.1		2,383	8.6		2,481		2,229	10.2
United States (2)		2,053	7.7		2,725	9.8		2,463		2,213	10.1
Europe (excluding Poland)		984	3.7		1,433	5.2		1,496		1,344	6.1
Poland		1,125	4.2		1,162	4.2		1,064		956	4.4

Total (3)	~~W~~	26,504	100.0%	~~W~~	27,790	100.0%	~~W~~	24,337	US$	21,868	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Includes other countries in North and South America.
(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

We engage in direct sales (including through our overseas subsidiaries), as well as indirect sales through our affiliated trading company, LG International and its subsidiaries, to end-brand customers and their system integrators. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 2.9% in 2018. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

Our end-brand customers or their system integrators generally place purchase orders with us a few weeks prior to delivery based on our non-binding supply and purchase agreements with them. Generally, the head office of an end-brand customer provides us with advance rolling forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with the end-brand customer a few weeks prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the committed period prior to delivery.

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

According to IHS Technology, in 2018, Korean display panel manufacturers had a market share of 40.2% of the 9-inch or larger panel market based on revenue, Taiwanese manufacturers had 26.4%, Chinese manufacturers had 27.1% and Japanese manufacturers had 6.3%. Our market share of the 9-inch or larger panel market based on revenue was approximately 28.5%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for approximately 66%, 65% and 63% of our sales in 2016, 2017 and 2018 respectively. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company of which we and Nippon Electric Glass Co., Ltd. own 40% and 60%, respectively, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2018 was purchased from Korean vendors on an invoiced basis.

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

Our quality assurance team works to ensure effective and consistent application of our quality control procedures, which include six-sigma quality control procedures, and to introduce new methodologies that could further enhance our quality control procedures. Our quality assurance programs have received accredited ISO/IATF 16949 certifications. The ISO/IATF certification process involves subjecting our manufacturing processes and quality management systems to reviews and observation for various fixed periods. ISO/IATF certification is required by certain European countries and the United States in connection with sales of industrial products in those countries, and provides independent verification to our customers regarding the quality control measures employed in our manufacturing and assembly processes.

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.7 trillion in the aggregate, and for our GP fabrication facility located in Guangzhou China for up to RMB 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately ~~W~~0.5 trillion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for our P1 facility in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization with respect to our energy management systems for our P1 through P9 facilities and our Gumi and Paju module production plants. Our module production plants in Nanjing, Yantai and Guangzhou, China have also received ISO 14001 certification. Our GP1 fabrication facility was the first plant in China to receive the “Green Plant” designation under China’s Green China Policy. Our GP1 fabrication facility has also received ISO 14001 and OHSAS 18001 certifications. Furthermore, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a Carbon Management Honors award in both 2016 and 2017. In 2017, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Korean Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures, and we also obtained a certificate of excellence in the Energy Management System Evaluation from the same ministry. In May 2018, we received the Clean Energy Ministerial Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Technology and the Korea Energy Agency in November 2018. Additionally, in 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy savings.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our GP fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment— Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively. In addition, in July 2018, we established and acquired a 69% ownership interest in, a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line in Guangzhou, China. Production at the joint venture is expected to commence during 2019, and we plan to invest approximately ~~W~~5.0 trillion in the joint venture.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2018:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411,000,000	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€960,000	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	RMB	3,019,662,545	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	September 2005	PLN	511,071,000	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	June 2006	RMB	1,654,693,079	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	RMB	3,775,250	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	SG$	1,400,000	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	April 2010	RMB	1,007,720,600	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	RMB	59,197,026	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	~~W~~	800,000,000	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	RMB	5,763,206,733	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9,000,000	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138,010,000	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	RMB	1,223,960	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	May 2016	VND US$	2,187,870,000,000 200,000,000	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	RMB	636,973,641	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	July 2018	US$	2,000,000	100%	100%
LG Display High-Tech (China) Co., Ltd	Manufacturing	China	July 2018	RMB	4,504,600,000	69%	69%
Money Market Trust	Money market trust	Korea	Not applicable	~~W~~	24,501,000,000	100%	—

N.B.	See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2018.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
P2 (2)	3.5	December 1997	Gumi, Korea	71,149	Automotive
P3 (3)	4	April 2000	Gumi, Korea	71,149	Mobile, Automotive
P4 (4)	5	March 2002	Gumi, Korea	93,277	Mobile, Notebook Computer, Desktop Monitor, Tablet Computer, Automotive
P5 (5)	5	May 2003	Gumi, Korea	93,277	Mobile, Notebook Computer, Automotive, Industrial
P61 (6)	6	August 2004	Gumi, Korea	288,602	Mobile, Desktop Monitor, Tablet Computer, Automotive
P62	6	April 2009	Gumi, Korea	101,607	Notebook Computer, Desktop Monitor, Television
P7	7	January 2006	Paju, Korea	312,048	Television, Desktop Monitor
P8 (7)	8	March 2009	Paju, Korea	542,795	Television, Desktop Monitor
P9 (8)	8	June 2012	Paju, Korea	455,439	Desktop Monitor, Notebook Computer, Tablet Computer
GP (9)	8	September 2014	Guangzhou, China	245,159	Television
Ochang (10)	2	January 2012	Ochang, Korea	7,129	OLED General Lighting, Automotive
E5	6	August 2017	Gumi, Korea	10,579	Mobile and other applications

(1)

Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 2	Gen 3	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	370 x 470	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	We ceased production and closed P2 fabrication facility in June 2017.
(3)	We ceased production and closed P3 fabrication facility in February 2018.
(4)	We ceased production and closed P4 fabrication facility in October 2017.
(5)	Gross floor area of P5 fabrication facility includes gross floor area of OLED light production lines.
(6)	Gross floor area of P61 fabrication facility includes gross floor area of AP3 production line. We ceased production and closed P61 in June 2016 except for AP3 production line.
(7)	Gross floor area of P8 fabrication facility includes gross floor area of AP2, E2 and E3 production lines.
(8)	Gross floor area of P9 fabrication facility includes gross floor area of E4 production lines and is based on the area for which regulatory use approval has been granted.
(9)	Gross floor area of GP fabrication facility includes gross floor area of extended facility.
(10)	We ceased production and closed our Ochang fabrication facility in January 2018.

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

Production Lines	Generation (1)	Mass Production Commencement	Location	Primary Types of Panels Produced
AP2	4	July 2010	P8	LTPS backplanes for mobile and others
AP3	6	February 2014	P61	LTPS backplanes for mobile and others
E2	4	December 2013	P8	OLED mobile
E3	8	January 2013	P8	OLED television
E4	8	December 2014	P9	OLED television

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes.

We also operate module assembly facilities in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju), Poland (Wroclaw) and Vietnam (Haiphong). In addition, we operate a research and development facility in Paju, Korea, which we refer to as the R&D Center. We opened the R&D Center in April 2012 to consolidate our research and development efforts for next-generation display technologies. The following table sets forth the size of our R&D Center and module assembly facilities.

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	71,696	Not applicable (opened in April 2012)
Gumi assembly facility	301,779	January 1995
Nanjing assembly facility	150,760	May 2003
Paju assembly facility	226,758	January 2006
Wroclaw assembly facility	106,929	February 2007
Guangzhou assembly facility	139,095	December 2007
Yantai assembly facility	81,256	May 2010
Haiphong assembly facility	347,100	July 2017

Capital Expenditures

As part of our ongoing expansion plans, we are in the process of constructing several manufacturing facilities for OLED panels, including our E6 production lines for plastic OLED panels, and we have commenced mass production of plastic OLED panels on our E5 production line beginning in August 2017. In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion in new large-size OLED and plastic production lines in Paju, Korea. We are in the process of developing and assessing the specifics of such planned investments, including the timing. In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a next generation large-sized OLED production line, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 69% ownership interest in the joint venture and the government of Guangzhou holds the remaining 31% ownership interest. We plan to invest approximately ~~W~~5.0 trillion in the joint venture, which is expected to commence production during 2019.

We currently expect that, in 2019, our total capital expenditures on a cash out basis will be at a similar level to 2018, primarily to fund our previously announced investments related to facilities for OLED panels. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for TFT-LCD and OLED panels. With respect to the TFT-LCD industry, the industry grew from 586 million units in 2004 to 2,701 million units in 2018 and market revenue grew from US$49 billion to US$89 billion during the same period according to IHS Technology.

While TFT-LCD panels are still predominant in the display industry, the industry in recent years has witnessed the introduction of alternative display panels based on new technologies, such as OLED panels. In particular, we and some of our competitors have already commenced mass production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 93% of industry revenue from global sales of OLED panels in 2018. However, as of 2018, the OLED market was relatively small compared to the TFT-LCD market. We believe, however, that the market may change rapidly as a growing array of OLED panels for various applications and sizes are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. In 2014, we commenced mass production of 55-inch, 65-inch and 77-inch Ultra HD OLED television panels earlier than our competitors on our E4 production lines. In August 2017, we began production of plastic OLED panels for mobile and other applications on our E5 production line.

While the display industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, display panel manufacturers have increased display area fabrication capacity rapidly. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products to decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for display panels in some past periods.

According to IHS Technology, the display industry for panels that are nine inches or larger contracted in 2018 compared to 2017, with total market revenue decreasing from US$67 billion in 2017 to US$63 billion in 2018. The average selling price of those panels decreased during the same period by approximately 16% from approximately US$96 in 2017 to US$81 in 2018.

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

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated significant resources to the development and production of specialized OLED panels for television and public displays (such as our “Wallpaper” OLED panels, “Crystal Sound OLED” sound integrated panels, and rollable OLED display panels), display panels utilizing AH-IPS technology for various tablet computers, smartphones, notebook computers, desktop monitors and other applications and plastic OLED technology for smartphones and smartwatches. In particular, we are deploying greater resources into large-sized OLED television panels in order to maintain our early competitive edge in such market, and into small- and medium-sized plastic OLED panels for various applications in order to expand our market presence.

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

Facility	Primary Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Year-end Input Capacity(1)
			2016	2017	2018
			(in input substrates per month)
P2(2)	590x670	60,000	38,000	42,000	N/A
P3(3)	680x880	60,000	32,000	37,000	N/A
P4(4)	1,000x1,200	60,000	92,000	27,000	N/A
P5	1,100x1,250	60,000	82,000	69,000	76,000
P61(5)	1,500x1,850	90,000	75,000	36,000	36,000
P62	1,500x1,850	60,000	50,000	49,000	45,000
P7	1,950x2,250	90,000	229,000	230,000	230,000
P8(6)	2,200x2,500 730x920	339,000	362,000	359,000	315,000
P9(7)	2,200x2,500	60,000	60,000	68,000	82,000
GP	2,200 x 2,500	60,000	151,000	211,000	213,000
Ochang(8)	370 x 470	4,000	2,500	3,000	N/A
E5(9)	1,500x925	16,265	N/A	6,289	8,943

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	We ceased production and closed P2 fabrication facility in June 2017.
(3)	We ceased production and closed P3 fabrication facility in February 2018.
(4)	We ceased production and closed P4 fabrication facility in October 2017.
(5)	Includes input capacity of AP3 production line. We otherwise ceased production and closed P61 in June 2016 except for our AP3 production line.
(6)	Includes input capacity of AP2, E2 and E3production lines.
(7)	Includes input capacity of E4 production line.
(8)	We ceased production and closed our Ochang fabrication facility in January 2018.
(9)	Commenced operation in August 2017.

Our cash outflows for capital expenditures amounted to ~~W~~3,736 billion in 2016, ~~W~~6,592 billion in 2017 and ~~W~~7,942 billion (US$7,137 million) in 2018. Such capital expenditures relate mainly to continued investments in Guangzhou, China, (including the construction of our next generation large-sized OLED production line in a joint venture with the government of Guangzhou) and investments in our E5 and E6 production lines in each of these years. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue remained stable at 10.0% in each of 2016 and 2017 and increased to 12.8% in 2018. Such increase in 2018 compared to 2017 was a result of an increase in our depreciation expense, which in turn was mainly attributable to an increase in our property, plant and equipment, while our revenue decreased over the same period of time. We currently expect that, in 2019, our total capital expenditures on a cash out basis will be at a similar level to 2018, primarily to fund our previously announced investments related to facilities for OLED panels. This amount is subject to periodic assessment, and we cannot provide any assurance that this amount may not change materially after assessment.

Since our inception, we have designed our fabrication facilities in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next-generation fabrication facilities capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabrication facilities, thereby lowering costs. In addition, in recent years, we have substituted a portion of our equipment purchased from overseas vendors with purchases from local vendors to diversify our supply source and reduce costs. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

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

The size of our operations has also expanded considerably in recent years, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped, decreased by 2.7% from 2016 to 2017 and further decreased by 6.5% in 2018.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television, desktop and smartphone panel markets, and a shift toward differentiated specialty products based on newer technologies, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and smartphones. In response to such market trends, we have increased our production capacity and sales of larger-sized panels, as well as developing and commercializing differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our 55-inch, 65-inch, 75-inch and 86-inch television panels in our product mix increased between 2016 and 2018. In addition, with respect to our desktop monitor products, we have expanded our product portfolio to offer panels with Full HD resolution ranging from 21.5 inches to 49 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, and additional features such as borderless bezels and curved displays, in order to capture the market for large-size desktop monitors. In early 2019, as part of our efforts to further broaden the range of sizes of our desktop monitor products, we showcased sample larger-sized monitors, including our 55-inch OLED desktop monitor, through collaboration with our strategic customers. We have also increased our production capacity of mobile panels for large-screen smartphones, which constitutes a part of our mobile and other applications segment, with specialty features and newer technologies, including full screen displays, flexible displays and Ultra HD technology utilizing WRGB sub-pixel structure. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, tablet computer panels utilizing AH-IPS technology with increasingly higher resolution and other features, smartphone and smartwatch panels utilizing plastic OLED technology and large-sized television panels utilizing our Ultra HD and OLED technologies.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2016			2017			2018
	Sales		%	Sales		%	Sales		Sales(3)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	10,133	38.2%	~~W~~	11,718	42.2%	~~W~~	9,727	US$	8,741	40.0%
Notebook computers		2,384	9.0		2,244	8.1		2,837		2,549	11.7
Desktop monitors(1)		4,035	15.2		4,393	15.8		4,040		3,630	16.6
Tablet computers		2,696	10.2		2,370	8.5		1,991		1,789	8.2
Mobile and other applications(2)		7,216	27.2		7,020	25.3		5,699		5,121	23.4

Sales of goods	~~W~~	26,464	99.8%	~~W~~	27,745	99.8%	~~W~~	24,294	US$	21,830	99.8%
Royalties and others		40	0.2		45	0.2		43		38	0.2

Revenue	~~W~~	26,504	100.0%	~~W~~	27,790	100.0%	~~W~~	24,337	US$	21,868	100.0%

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2016		2017		2018
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	52,916	16.0%	52,108	18.1%	51,966	20.8%
Notebook computers	39,672	12.0	26,999	9.4	30,471	12.2
Desktop monitors (1)	40,001	12.1	37,000	12.8	36,693	14.7
Tablet computers	24,957	7.5	26,255	9.1	25,015	10.0
Mobile and other applications (2)	173,166	52.4	146,162	50.7	105,142	42.2

Total	330,712	100.0%	288,524	100.0%	249,287	100.0%

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 20.2% from ~~W~~80,021 in 2016 to ~~W~~96,162 in 2017 and further increased by 1.3% to ~~W~~97,454 (US$88) in 2018. In 2017 compared to 2016, our average selling price increased primarily due to an increase in the average selling price for large-sized panels, which was mainly attributable to a continued increase in demand for higher-end products from our customers. In 2018 compared to 2017, our average selling price further increased primarily due to an increase in the average selling price of panels for notebook computers and mobile and other applications, which in turn was mainly attributable to an increase in demand for higher-end products with more advanced technologies and differentiated features from our customers in these product categories.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price(3)
	Year ended December 31,
	2016		2017		2018(4)
Televisions	~~W~~	191,492	~~W~~	224,879	~~W~~	187,180	US$	168
Notebook computers		60,093		83,114		93,105		84
Desktop monitors(1)		100,872		118,730		110,103		99
Tablet computers		108,026		90,269		79,592		72
Mobile and other applications(2)		41,671		48,029		54,203		49
All panels		80,021		96,162		97,454		88

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)	Average selling price for each market represents revenue per market divided by unit sales per market.
(4)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 3.5% from ~~W~~645,222 in 2016 to ~~W~~667,726 in 2017. In 2018, our average revenue per square meter of net display area shipped decreased by 13.6% to ~~W~~576,817 (US$518).

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories remained relatively constant at ~~W~~204 billion as of December 31, 2016 and at ~~W~~206 billion as of December 31, 2017, but increased to ~~W~~313 billion (US$281 million) in 2018. The increase as of December 31, 2018 compared to December 31, 2017 was due primarily to an increase in our inventory level. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

In 2018, we reclassified mask and mold, which had previously been classified as inventories, as part of our property, plant and equipment, due to our expectation that such materials will be used for a period exceeding one year. As a result of such change, the amount of our inventories as of January 1, 2018 decreased by ~~W~~111 billion (US$100 million) while property, plant and equipment increased by the same amount. See “—Long-Lived Assets: Useful Lives, Valuation and Impairment.”

Income Taxes

We have significant deferred income tax assets that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates of future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. In 2016, we did not recognize ~~W~~73 billion of deferred tax assets comprising tax credit carryforwards as it was no longer probable that such deferred tax assets would be utilized due to changes in estimates of future taxable income. In 2017, we reversed ~~W~~12 billion of such previously unrecognized tax credit carryforwards as it became probable that sufficient taxable profit would be available in light of improved market conditions. In 2018, we did not recognize ~~W~~65 billion (US$58 million) of deferred tax assets comprising tax credit carryforwards as it was no longer probable that such deferred tax assets would be utilized due to changes in estimates of future taxable income. See Note 23 of the notes to our financial statements. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions – Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for 18 months from the date of purchase. These liabilities are accrued when product revenue are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2016 to 2018. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ~~W~~62 billion, ~~W~~102 billion and ~~W~~122 billion (US$110 million) as of December 31, 2016, 2017 and 2018, respectively. Warranty expenses increased from ~~W~~167 billion in 2016 to ~~W~~251 billion in 2017, but decreased to ~~W~~235 billion (US$211 million) in 2018. The increase in 2017 compared to 2016 was attributable primarily to higher quality expectations for panel products. The decrease from 2017 to 2018 was due primarily to a decrease in our sales revenue.

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

We review the carrying amounts of long-lived assets or cash-generating units at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the relevant asset or cash generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. We recognized impairment losses of ~~W~~1.6 billion in 2016, nil in 2017 and ~~W~~43.6 billion (US$39.5 million) in 2018.

In 2018, we reclassified mask and mold, which had previously been classified as inventories, as part of our property, plant and equipment, due to our expectation that such materials will be used for a period exceeding one year. Accordingly, we changed our estimate of the useful lives of mask and mold to two years. As a result of such change, the amount of our property, plant and equipment as of January 1, 2018 increased by ~~W~~111 billion. Such change also had the effect of decreasing our depreciation expense by ~~W~~110 billion in 2018. See Note 3(g) of the notes to our financial statements.

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

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3 of the notes to our financial statements.

IFRS No. 9 “Financial Instruments”

IFRS No. 9 “Financial Instruments” regulates requirements for measurement and recognition of financial assets, financial liabilities and certain contracts in relation to non-financial items. It replaces the existing guidance in IAS No. 39 “Financial Instruments: Recognition and Measurement.” We initially applied IFRS No. 9 “Financial Instruments” for the year beginning on January 1, 2018.

The standard was applied retrospectively with some exemptions allowing an entity to avoid restating the comparative information for prior periods in relation to classification and measurement (including impairment) changes. We have applied such exemptions. While certain categories of our financial assets were reclassified in accordance with applicable categories under IFRS No. 9 with no changes to their carrying amounts, there was no effect resulting from the initial application of IFRS No. 9 on the balance of our retained earnings as of the date of such initial application.

IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No. 15 “Revenue from Contracts with Customers” provides a comprehensive framework for determining the timing, measurement and recognition of revenue. It replaces existing revenue recognition guidance, including IAS No. 18 “Revenue,” IAS No. 11 “Construction Contracts,” SIC No. 31 “Revenue-Barter transactions involving advertising services,” IFRIC No. 13 “Customer Loyalty Programs,” IFRIC No. 15 “Agreements for the construction of real estate,” and IFRIC No. 18 “Transfers of assets from customers.” We initially applied IFRS No. 15 “Revenue from Contracts with Customers” for the year beginning on January 1, 2018 by recognizing the cumulative impact of applying the revenue standard as of January 1, 2018 on the opening balance of our retained earnings as of January 1, 2018, the period of initial application.

IFRS 15 requires us to recognize certain refund liabilities and the resulting rights to recover returned goods. As a result, our provisions, which constitute a part of our current liabilities, and other current assets, each increased by ~~W~~10 billion as of January 1, 2018 and by ~~W~~7 billion as of December 31, 2018. There was no impact on the opening balance of our retained earnings as of January 1, 2018. There was also no significant impact on our consolidated statements of comprehensive income and our cash flows for the year ended December 31, 2018.

IFRS No. 16 “Leases”

IFRS No. 16 “Leases,” which provides a single, on-balance sheet lease accounting model for lessees, will replace IAS No. 17 “Leases”, IFRIC No. 4 “Determining whether an Arrangement contains a Lease,” SIC-15 “Operating Leases—Incentives” and SIC-27, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. As a lessee, we intend to adopt IFRS No. 16 from January 1, 2019, applying the modified retrospective approach, which will allow us to recognize the cumulative impact of applying IFRS No. 16 as an adjustment to the opening balance of our retained earnings as of January 1, 2019 with no comparative information for prior periods. We do not expect there to be a significant impact on our consolidated statements of financial position and comprehensive income as of and for the year ended December 31, 2019 from our adoption of IFRS No. 16.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2016		%	2017		%	2018		2018(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	26,504	100.0%	~~W~~	27,790	100.0%	~~W~~	24,337	US$	21,869	100.0%
Cost of sales		(22,754)	85.9		(22,425)	80.7		(21,251)		(19,096)	87.3
Gross profit		3,750	14.1		5,366	19.3		3,085		2,772	12.7
Selling expenses		(695)	2.6		(994)	3.6		(834)		(749)	3.4
Administrative expenses		(610)	2.3		(696)	2.5		(938)		(843)	3.9
Research and development expenses		(1,134)	4.3		(1,213)	4.4		(1,221)		(1,097)	5.0
Other income		1,592	6.0		1,082	3.9		1,004		902	4.1
Other expenses		(1,468)	5.5		(1,230)	4.4		(1,115)		(1,002)	4.6
Finance income		140	0.5		279	1.0		254		228	1.0
Finance costs		(266)	1.0		(269)	1.0		(327)		(294)	1.3
Equity income on investments, net		7	0.0		10	0.0		1		1	0.0
Profit (loss) before income tax		1,316	5.0		2,333	8.4		(91)		(82)	0.4
Income tax expense		(385)	1.5		(396)	1.4		(88)		(79)	0.4
Profit (loss) for the year		931	3.5		1,937	7.0		(179)		(161)	0.7

(1)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2018 to 2017

Revenue

Our revenue decreased by 12.4% from ~~W~~27,790 billion in 2017 to ~~W~~24,337 billion (US$21,869 million) in 2018. The decrease in revenue resulted from decreases in revenue derived from sales of panels for televisions, for mobile and other applications, for tablet computers and for desktop monitors, which were in turn mainly due to decreases in the average selling price of panels for televisions, for tablet computers and for desktop monitors and a decrease in the number of panels sold for mobile and other applications, offset in part by an increase in revenue derived from sales of panels for notebook computers.

Revenue attributable to sales of panels for televisions decreased by 17.0% from ~~W~~11,718 billion in 2017 to ~~W~~9,727 billion (US$8,741 million) in 2018, resulting from a decrease in the average selling price of panels in this category, accompanied by a small decrease in the number of units sold of panels in this category in 2018 compared to 2017. The average selling price of panels for televisions decreased by 16.8% from ~~W~~224,879 in 2017 to ~~W~~187,180 (US$168) in 2018, and the total unit sales of panels in this category slightly decreased by 0.2% from 52.1 million panels in 2017 to 52.0 million panels in 2018. The decrease in the average selling price of television panels was mainly due to increased downward pricing pressure resulting from capacity expansion by and increased competition from our competitors, mainly in China, in 2018 compared to 2017, which was partially offset by an increase in the proportion of OLED television panels, which generally command higher prices than TFT-LCD television panels, in our product mix. The decrease in the sales volume of panels for television panels reflected a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting a shift in our strategic focus to increase the proportion of larger-size TFT-LCD panels and higher-value OLED panels while decreasing the proportion of smaller-size TFT-LCD panels in our product mix.

Revenue attributable to sales of panels for notebook computers increased by 26.4% from ~~W~~2,244 billion in 2017 to ~~W~~2,837 billion (US$2,549 million) in 2018, resulting from increases in both the number of units sold and average selling price of panels in this category in 2018 compared to 2017. The total unit sales of panels for notebook computers increased by 13.0% from 27.0 million panels in 2017 to 30.5 million panels in 2018, and the average selling price of panels in this category increased by 12.0% from ~~W~~83,114 in 2017 to ~~W~~93,105 (US$84) in 2018. The increase in the sales volume of panels for notebook computers primarily reflected growth in demand for notebook computers with high performance features, including high resolution and AH-IPS. The increase in the average selling price of our notebook computer panels was mainly attributable to the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as high resolution and AH-IPS, in our product mix for panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors decreased by 8.0% from ~~W~~4,393 billion in 2017 to ~~W~~4,040 billion (US$3,630 million) in 2018, resulting from a decrease in the average selling price of panels in this category, accompanied by a small decrease in the number of units sold of panels in this category in 2018 compared to 2017. The average selling price of panels for desktop monitors decreased by 7.3% from ~~W~~118,730 in 2017 to ~~W~~110,103 (US$99) in 2018, and the total unit sales of panels in this category decreased slightly by 0.8% from 37.0 million panels in 2017 to 36.7 million panels in 2018. The decrease in the average selling price of desktop monitor panels was primarily attributable to downward pricing pressures in the TFT-LCD panel market. The slight decrease in the sales volume of panels for desktop monitors primarily resulted from our strategic decision to reduce the production of certain models with lower profitability.

Revenue attributable to sales of panels for tablet computers decreased by 16.0% from ~~W~~2,370 billion in 2017 to ~~W~~1,991 billion (US$1,789 million) in 2018, resulting from a decrease in the average selling price of panels in this category as well as a decrease in the number of units sold of panels in this category in 2018 compared to 2017. The average selling price of panels for tablet computers decreased by 11.8% from ~~W~~90,269 in 2017 to ~~W~~79,592 (US$72) in 2018, and the total unit sales of panels in this category decreased by 4.9% from 26.3 million panels in 2017 to 25.0 million panels in 2018. The decreases in the average selling price and the sales volume of tablet computer panels both mainly reflected the continued maturing of the consumer market and plateauing of demand for tablet computers in general.

Revenue attributable to sales of panels for mobile and other applications decreased by 18.8% from ~~W~~7,020 billion in 2017 to ~~W~~5,699 billion (US$5,121 million) in 2018, resulting from a significant decrease in the number of units sold of panels in this category in 2018 compared to 2017, partially offset by an increase in the average selling price of panels in this category in 2018 compared to 2017. The total unit sales of panels in this category decreased significantly by 28.1% from 146.2 million in 2017 to 105.1 million in 2018, whereas the average selling price of panels in this category increased by 13.0% from ~~W~~48,029 in 2017 to ~~W~~54,203 (US$49) in 2018. The decrease in the sales volume of panels for mobile and other applications primarily resulted from a decrease in demand for TFT-LCD products and our corresponding shift in strategy to focus on higher-end OLED products and more efficient manufacturing processes and reduce the production output of lower-end TFT-LCD products. The increase in the average selling price of panels in this category was attributable to the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher margin OLED panels for mobile and wearable devices, in our product mix for panels in this category.

In addition, our revenue attributable to royalty and others decreased by 4.4% from ~~W~~45 billion in 2017 to ~~W~~43 billion (US$39 million) in 2018. The decrease was due to a decrease in royalties from ~~W~~20 billion in 2017 to ~~W~~18 billion (US$16 million) in 2018, while other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, remained relatively stable at ~~W~~25 billion (US$23 million) in both 2017 and 2018.

Cost of Sales

Cost of sales decreased by 5.2% from ~~W~~22,425 billion in 2017 to ~~W~~21,251 billion (US$19,096 million) in 2018. The decrease in our cost of sales in 2018 compared to 2017 was attributable primarily to decreases in raw materials and component costs mainly related to selling fewer panel units overall in 2018 compared to 2017, partially offset by the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, change in inventories due in part to the weakening of the U.S. Dollar, in which 85.6% of our raw materials and component part purchases were denominated in 2018, against the Korean Won in 2018 as a whole, compared to 2017 as a whole, contributed to the decrease in cost of sales in 2018 compared to 2017.

As a percentage of our total cost of sales, raw materials and component costs and labor costs decreased from 64.6% and 10.9%, respectively, in 2017 to 62.9% and 10.7%, respectively, in 2018, while overhead costs and depreciation and amortization costs increased from 12.1% and 13.7%, respectively, in 2017 to 13.6% and 14.2%, respectively, in 2018.

As a percentage of revenue, cost of sales increased from 80.7% in 2017 to 87.3% in 2018, as the proportion of our cost of sales accounted for by fixed costs such as depreciation and overhead, increased while our sales volume and revenue decreased.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.5% from ~~W~~538,806 in 2017 to ~~W~~503,691 (US$453) in 2018. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 9.7% from ~~W~~77,723 in 2017 to ~~W~~85,247 (US$77) in 2018 due in part to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, such as OLED panels, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 42.5% from ~~W~~5,366 billion in 2017 to ~~W~~3,085 billion (US$2,772 million) in 2018, and our gross margin decreased from 19.3% in 2017 to 12.7% in 2018. The continued shift in our product mix toward higher-end products in 2018 resulted in increases in both the average selling price and cost of sales per panel sold in 2018 compared to 2017, but the increase in cost of sales per panel sold outpaced the increase in average selling price mainly due to an increase in the production capacity of the industry that applied downward pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses increased by 4.8% from ~~W~~1,691 billion in 2017 to ~~W~~1,772 billion (US$1,591 million) in 2018. As a percentage of revenue, our selling and administrative expenses increased from 6.1% in 2017 to 7.3% in 2018. The increase in selling and administrative expenses in 2018 compared to 2017 was attributable primarily to increases in:

•	salaries, which resulted mainly from a one-time retirement allowance incurred in connection with our voluntary retirement program implemented in 2018 in order to optimize our workforce; and

•

depreciation expenses, which was primarily due to the recognition in 2018 of depreciation expenses relating to certain of our idle manufacturing facilities that previously constituted part of our cost of sales as part of our selling and administrative expenses, as well as increases in our other non-manufacturing property, plant and equipment.

The effects of such increases were partially offset by a significant decrease in our advertising expenses, as the level of our marketing activities were generally reduced in 2018 compared to 2017, as we had engaged in enhanced marketing activities to promote our OLED display panels in 2017.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2018:

	Year ended December 31,
	2017		2018
	(in billions of Won)
Salaries	~~W~~	327	~~W~~	501
Expenses related to defined benefit plan		27		31
Other employee benefits		95		90
Shipping costs		215		200
Fees and commissions		197		221
Depreciation		139		175
Taxes and dues		46		66
Advertising		236		112
Warranty expenses		251		235
Rent		27		27
Insurance		12		12
Travel		28		25
Training		16		13
Others		73		64

Total	~~W~~	1,691	~~W~~	1,772

Research and Development Expenses

Research and development expenses increased slightly by 0.7% from ~~W~~1,213 billion in 2017 to ~~W~~1,221 billion (US$1,097 million) in 2018. As a percentage of revenue, our research and development expenses increased from 4.4% in 2017 to 5.0% in 2018. The increase in research and development expenses in 2018 compared to 2017 was attributable to increases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and impairment loss on property, plant and equipment. Our total net other expense decreased by 24.8% from ~~W~~149 billion in 2017 to ~~W~~112 billion (US$101 million) in 2018. Such decrease was primarily due to a significant decrease in net foreign currency loss from ~~W~~220 billion in 2017 to ~~W~~60 billion (US$54 million) in 2018, reflecting the strengthening of the U.S. Dollar against the Korean Won in 2018 compared to the weakening of the same in 2017, offset in part by a net loss on disposal of property, plant and equipment of ~~W~~8 billion (US$7 million) in 2018 compared to a net gain on disposal of property, plant and equipment of ~~W~~81 billion in 2017, which was due mainly to the effects of the one-time gain we recognized from the sale of equipment following the closure of our P4 manufacturing facility in 2017, compared to no such significant disposal of property, plant and equipment in 2018.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. We recorded total net finance cost of ~~W~~73 billion (US$66 million) in 2018 compared to total net finance income of ~~W~~10 billion in 2017.

Our finance income decreased by 9.0% from ~~W~~279 billion in 2017 to ~~W~~254 billion (US$228 million) in 2018, attributable primarily to a decrease in foreign currency gain by 23.7% from ~~W~~211 billion in 2017 to ~~W~~161 billion (US$145 million) in 2018, which was partially offset by an increase in interest income by 15.0% from ~~W~~60 billion in 2017 to ~~W~~69 billion (US$62 million) in 2018. The decrease in foreign currency gain in 2018 compared to 2017 was due to a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period. The increase in interest income resulted primarily from an increase in our average amounts of interest-earning financial assets outstanding as well as the applicable interest rates on such financial assets in 2018 compared to 2017.

Our finance costs increased by 21.6% from ~~W~~269 billion in 2017 to ~~W~~327 billion (US$294 million) in 2018 mainly due to an increase in foreign currency loss by 44.9% from ~~W~~127 billion in 2017 to ~~W~~184 billion (US$165 million) in 2018, partially offset by a significant decrease in loss on disposal of investments in equity accounted investees from ~~W~~42 billion in 2017 to ~~W~~1 billion (US$1 million) in 2018. The increase in foreign currency loss was primarily due to an increase in the balance of our borrowings denominated in foreign currency, which are exposed to foreign exchange fluctuations. The decrease in loss on disposal of investments in equity accounted investees in 2018 compared to 2017 was primarily due to the one-time losses we recognized in connection with the sale of our 46% equity interest in New Optics Co., Ltd. and our 23% equity interest in Narenanotech Corporation, each in 2017, compared to no losses of similar significance in 2018.

Income Tax Expense

Our income tax expense decreased by 77.8% from ~~W~~396 billion in 2017 to ~~W~~88 billion (US$79 million) in 2018, primarily due to our recording of a loss before income tax of ~~W~~91 billion (US$82 million) in 2018 compared to a profit before income tax of ~~W~~2,333 billion in 2017. Our income tax expense using the statutory tax rate of each country in which we pay income tax decreased by 94.5% from ~~W~~666 billion in 2017 to ~~W~~31 billion (US$28 million) in 2018. Our actual income tax expense was reduced by tax credits of ~~W~~248 billion in 2017 and ~~W~~107 billion (US$96 million) in 2018. Our effective tax rate was not calculated in 2018 due to the loss before income tax we recorded in such year, whereas our effective tax rate was 17.0% in 2017. See Note 23 of the notes to our financial statements.

Profit (loss) for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a profit for the year of ~~W~~1,937 billion in 2017 but recorded a loss for the year of ~~W~~179 billion (US$161 million) in 2018. Our profit for the year as a percentage of revenue was 7.0% in 2017 and our loss for the year as a percentage of revenue was (0.7)% in 2018.

Comparison of 2017 to 2016

Revenue

Our revenue increased by 4.9% from ~~W~~26,504 billion in 2016 to ~~W~~27,790 billion in 2017. The increase in revenue resulted from increases in revenue derived from sales of panels for televisions and for desktop monitors, which were in turn due to an increase in their average selling prices, offset in part by a decrease in revenue derived from sales of panels for notebook computers, tablet computers and mobile and other applications.

Revenue attributable to sales of panels for televisions increased by 15.6% from approximately ~~W~~10,133 billion in 2016 to approximately ~~W~~11,718 billion in 2017, resulting from an increase in the average selling price of panels in this category in 2017 compared to 2016, partially offset by a small decrease in the number of units sold in this category during the same period. The average selling price of panels for televisions increased by 17.4% from approximately ~~W~~191,492 in 2016 to approximately ~~W~~224,879 in 2017, whereas the total unit sales of panels in this category decreased by 1.5% from approximately 52.9 million panels in 2016 to approximately 52.1 million panels in 2017. The increase in the average selling price of television panels was mainly due to a shift in our product mix toward larger television panels and panels that are equipped with newer technologies, such as OLED and Ultra HD, which tend to command a higher price premium. The decrease in the number of television panels sold reflected a decrease in the sales volume of our television panels that are less than 42 inches in size. Notwithstanding the overall decrease in sales volume of our television panels, the sales volume of our 42-inch or larger television panels increased over the same period, in particular panels incorporating differentiated specialty features, highlighting a general migration in demand from our small-sized to large-sized television panels.

Revenue attributable to sales of panels for notebook computers decreased by 5.9% from approximately ~~W~~2,384 billion in 2016 to approximately ~~W~~2,244 billion in 2017, resulting from a decrease in the number of units sold in this category in 2017 compared to 2016, partially offset by an increase in the average selling price of panels in this category in 2017 compared to 2016. The total unit sales of panels for notebook computers decreased by 32.0% from approximately 39.7 million panels in 2016 to approximately 27.0 million panels in 2017, whereas the average selling price of panels in this category increased by 38.3% from approximately ~~W~~60,093 in 2016 to approximately ~~W~~83,114 in 2017. The decrease in revenue attributable to sales of panels for notebook computers primarily reflected a decline in consumer demand for notebook computers, which in turn resulted in a similar decline in market demand for panels for notebook computers. The effect of such decrease was partially offset by the increase in the average selling price of panels in this category, which was attributable to the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as touch screen and AH-IPS, in our product mix for panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors increased by 8.9% from approximately ~~W~~4,035 billion in 2016 to approximately ~~W~~4,393 billion in 2017, resulting from an increase in the average selling price of panels in this category in 2017 compared to 2016, partially offset by a decrease in the number of units sold in this category in 2017 compared to 2016. The average selling price of panels for desktop monitors increased by 17.7% from approximately ~~W~~100,872 in 2016 to approximately ~~W~~118,730 in 2017, whereas the total unit sales of panels for desktop monitors decreased by 7.5% from approximately 40.0 million panels in 2016 to approximately 37.0 million panels in 2017. The increase in the average selling price of our desktop monitor panels primarily resulted from an increase in the proportion of larger panels with differentiated specialty features, such as ultra-slim bezel borderless designs and Full HD resolution, that command higher selling prices in our product mix for desktop panels. The effect of such increase was partially offset by the decrease in sales volume of desktop panels mainly due to the continued decrease in demand for desktop monitors generally in light of increased competition among other consumer computer screen.

Revenue attributable to sales of panels for tablet computers decreased by 12.1% from approximately ~~W~~2,696 billion in 2016 to approximately ~~W~~2,370 billion in 2017, resulting from a decrease in the average selling price of panels in this category in 2017 compared to 2016, partially offset by an increase in the number of units sold of panels in this category in 2017 compared to 2016. The average selling price of panels for tablet computers decreased by 16.4% from approximately ~~W~~108,026 in 2016 to approximately ~~W~~90,269 in 2017, whereas the total unit sales of panels in this category increased by 5.2% from approximately 25.0 million panels in 2016 to approximately 26.3 million panels in 2017. The decrease in the average selling price of panels in this category was mainly due to increased downward pricing pressure resulting from capacity expansion and increased competition by our competitors coupled with inventory adjustments by our customers, particularly in respect of panels smaller than 10 inches. The increase in the sales volume of panels for tablet computers was attributable to a significant increase in the sales volume of 10-inch or larger panels from 0.1 million panels in 2016 to 3.6 million panels in 2017, which in turn was primarily due to an increase in consumer demand for, and the introduction of new models of, larger tablet computers in the market.

Revenue attributable to sales of panels for mobile and other applications decreased by 2.7% from approximately ~~W~~7,216 billion in 2016 to approximately ~~W~~7,020 billion in 2017, resulting from a decrease in the number of units sold in this category in 2017 compared to 2016, partially offset by an increase in the average selling price of panels in this category in 2017 compared to 2016. The total unit sales of panels for mobile and other applications decreased by 15.6% from approximately 173.2 million in 2016 to 146.2 million in 2017, whereas the average selling price of panels in this category increased by 15.3% from approximately ~~W~~41,671 in 2016 to approximately ~~W~~48,029 in 2017. The decrease in the sales volume of panels for mobile and other applications primarily resulted from our shift in strategy to focus on higher-end products and more efficient manufacturing processes and reduce the production output of lower-end products. The increase in the average selling price of panels in this category was attributable to the further increase in the proportion of panels with differentiated specialty features and larger panels in our product mix for panels in this category.

In addition, our revenue attributable to royalty and others increased by 12.5% from approximately ~~W~~40 billion in 2016 to approximately ~~W~~45 billion in 2017. The increase was due to an increase in royalties from ~~W~~17 billion in 2016 to ~~W~~20 billion in 2017, as well as an increase in other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, from ~~W~~23 billion in 2016 to ~~W~~25 billion in 2017.

Cost of Sales

Cost of sales decreased by 1.4% from ~~W~~22,754 billion in 2016 to ~~W~~22,425 billion in 2017. The decrease in our cost of sales in 2017 compared to 2016 was attributable primarily to decreases in raw materials and component costs mainly related to selling fewer panel units overall in 2017 compared to 2016, partially offset by the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, change in inventories due in part to the weakening of the U.S. Dollar, in which 85.6% of our raw materials and component part purchases were denominated in 2017, against the Korean Won in 2017 compared to 2016 contributed to the decrease in cost of sales in 2017 compared to 2016.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 2.7% from ~~W~~553,935 in 2016 to ~~W~~538,806 in 2017. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 13.0% from ~~W~~68,803 in 2016 to ~~W~~77,723 in 2017 due in part to increases in the proportion within each of our product categories of larger panel units with differentiated specialty features, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 43.1% from ~~W~~3,750 billion in 2016 to ~~W~~5,366 billion in 2017, and our gross margin increased from 14.1% in 2016 to 19.3% in 2017. The continued shift in our product mix toward higher-end products in 2017 resulted in increases in both the average selling price and cost of sales per panel sold in 2017 compared to 2016, but the increase in the average selling price per panel sold outpaced the increase in cost of sales per panel sold, because the higher-end products in our product mix tend to command higher premiums. We were able to partially offset the increase in per unit costs by continuing to improve the efficiency of our production processes.

Selling and Administrative Expenses

Selling and administrative expenses increased by 29.6% from ~~W~~1,305 billion in 2016 to ~~W~~1,691 billion in 2017. As a percentage of revenue, our selling and administrative expenses increased from 4.9% in 2016 to 6.1% in 2017. The increase in selling and administrative expenses in 2017 compared to 2016 was attributable primarily to increases in:

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

Research and Development Expenses

Research and development expenses increased by 7.0% from ~~W~~1,134 billion in 2016 to ~~W~~1,213 billion in 2017. As a percentage of revenue, our research and development expenses increased slightly from 4.3% in 2016 to 4.4% in 2017. The increase in research and development expenses in 2017 compared to 2016 was attributable to increases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities and gain on disposal of property, plant and equipment, and other expenses include primarily foreign currency losses from operating activities and loss on disposal of property, plant and equipment. In 2017, we recorded total net other expense of ~~W~~149 billion compared to total net other income of ~~W~~124 billion in 2016. The change was primarily due to a net foreign currency gain of ~~W~~123 billion in 2016 compared to a net foreign currency loss of ~~W~~220 billion in 2017, reflecting the weakening of the U.S. Dollar against the Korean Won in 2017 compared to 2016, offset in part by a more than ten-fold increase in net gain on disposal of property, plant and equipment from ~~W~~7 billion in 2016 to ~~W~~81 billion in 2017, which was due mainly to the gain we recognized from the sale of equipment following the closure of our P4 manufacturing facility. See Note 21 of the notes to our financial statements.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. We recorded total net finance income of ~~W~~10 billion in 2017 compared to total net finance cost of ~~W~~127 billion in 2016.

Our finance income increased by 99.3% from ~~W~~140 billion in 2016 to ~~W~~279 billion in 2017, attributable primarily to an increase in foreign currency gain by 157.3% from ~~W~~82 billion in 2016 to ~~W~~211 billion in 2017 and an increase in interest income by 42.9% from ~~W~~42 billion in 2016 to ~~W~~60 billion in 2017. The increase in foreign currency gain in 2017 compared to 2016 was due to an increase in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period. The increase in interest income resulted primarily from an increase in our average amounts of interest-earning financial assets outstanding as well as the applicable interest rates on such financial assets in 2017 compared to 2016.

Our finance costs increased slightly by 1.1% from ~~W~~266 billion in 2016 to ~~W~~269 billion in 2017 mainly due to a seven-fold increase in loss on disposal of investments in equity accounted investees from ~~W~~6 billion in 2016 to ~~W~~42 billion in 2017, partially offset by a decrease in interest expense by 20.9% from ~~W~~115 billion in 2016 to ~~W~~91 billion in 2017. The increase in loss on disposal of investments in equity accounted investees in 2017 compared to 2016 was primarily due to the losses we recognized in connection with the sale of our 46% equity interest in New Optics Co., Ltd. and our 23% equity interest in Narenanotech Corporation, each in 2017. The decrease in interest expense in 2017 compared to 2016 resulted primarily from an increase in the proportion of interest payments relating to our facility loans, which interest payments may be capitalized and recognized as part of our construction-in-progress assets.

Income Tax Expense

Our income tax expense increased by 2.9% from ~~W~~385 billion in 2016 to ~~W~~396 billion in 2017, primarily due to a 77.3% increase in profit before income tax from ~~W~~1,316 billion in 2016 to ~~W~~2,333 billion in 2017. Our effective tax rate decreased from 29.2% in 2016 to 17.0% in 2017 primarily due to a decrease in unrecognized deferred tax assets (which accounted for a 6.0% point decrease in effective tax rate as compared to 2016), which reflected changes in estimates of our future taxable income, and a decrease in income tax rate using the statutory tax rate of each country in which we pay income tax (which accounted for a 5.0% point decrease in effective tax rate as compared to 2016), which was primarily attributable to a decrease in the proportion of profit before income tax from our consolidated subsidiaries in the United States, Japan and Germany, which have relatively high statutory income tax rates. In addition, a change in the applicable tax rate used in estimating our deferred tax expense accounted for a 3.1% point decrease in effective tax rate as compared to 2016. See Note 23 of the notes to our financial statements.

Profit for the Year

As a result of the cumulative effect of the reasons explained above, our profit for the year increased significantly by 107.8% from ~~W~~931 billion in 2016 to ~~W~~1,937 billion in 2017.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~1,559 billion, ~~W~~2,603 billion and ~~W~~2,365 billion (US$2,125 million) as of December 31, 2016, 2017 and 2018, respectively. We also had short-term deposits in banks of ~~W~~1,164 billion, ~~W~~758 billion and ~~W~~78 billion (US$70 million), respectively, as of December 31, 2016, 2017 and 2018. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2019 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2016, we had current assets of ~~W~~10,484 billion and current liabilities of ~~W~~7,058 billion, resulting in working capital of ~~W~~3,426 billion. As of December 31, 2017, we had current assets of ~~W~~10,474 billion and current liabilities of ~~W~~8,979 billion, resulting in working capital of ~~W~~1,495 billion. As of December 31, 2018, we had current assets of ~~W~~8,800 billion (US$7,908 million) and current liabilities of ~~W~~9,954 billion (US$8,945 million), resulting in a working capital deficit of ~~W~~1,154 billion (US$1,037 million). The decrease in working capital as of December 31, 2017 compared to December 31, 2016 was primarily attributable to a ~~W~~785 billion increase in current financial liabilities mainly due to the increase in our current portion of long-term debt outstanding as of December 31, 2017 compared to December 31, 2016, as well as a ~~W~~720 billion increase in other accounts payable mainly as a result of construction costs incurred in connection with our ongoing investments in a next generation large-size OLED production line and a next generation plastic OLED production line in Paju, Korea. The working capital deficit as of December 31, 2018, compared to a working capital surplus as of December 31, 2017, was primarily attributable to a ~~W~~1,496 billion decrease in net trade accounts and notes receivable, which was mainly caused by decreases in our revenue and sales of trade accounts and notes receivable in 2018, as well as a ~~W~~680 billion decrease in our deposits in banks mainly as a result of general reduction in our cash levels in 2018 compared to 2017 and a ~~W~~640 billion increase in advances received mainly as a result of payments we received in 2018 pursuant to long-term supply agreements entered into with certain of our customers.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. Although we had a working capital deficit as of December 31, 2018, we believe that we have sufficient sources of working capital, including in the form of debt, for our present requirements. In 2018, we issued domestic debentures in the aggregate principal amount of ~~W~~500 billion (US$449 million) and foreign currency denominated bonds in the aggregate principal amount of US$300 million (~~W~~334 billion), and we entered into a number of facility loan agreements, from which we have drawn down the full aggregate principal amount of ~~W~~1,950 billion (US$1,752 million), US$1,185 million (~~W~~1,319 billion) and RMB3,900 million (~~W~~635 billion) as of December 31, 2018 in long-term loans, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2019. We have pledged property, plant and equipment and other assets in the amount of RMB899 million (~~W~~146 billion) as security in connection with our facility loan agreements.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash provided by operating activities amounted to ~~W~~3,641 billion in 2016, ~~W~~6,764 billion in 2017 and ~~W~~4,484 billion (US$4,029 million) in 2018. The increase in net cash provided by operating activities in 2017 compared to 2016 was mainly due to (i) an increase in cash collected from our customers as a result of an increase in our sales in 2017 compared to 2016, (ii) an increase in cash inflow from trade accounts and notes receivable primarily resulting from the effects of the timing of trade accounts receivable collections prior to the year-end and appreciation of the Korean Won against the U.S. dollar at the end of 2017 compared to the end of 2016, and (iii) long-term advances received in 2017 pursuant to long-term supply agreements compared to no such advances received in 2016. The decrease in net cash provided by operating activities in 2018 compared to 2017 was mainly due to (i) a decrease in cash collected from our customers, primarily as a result of a decrease in our sales revenue, (ii) an increase in other current assets, mainly due to an increase in value added taxes refundable and (iii) an increase in inventory mainly due to an increase in the proportion of more expensive, higher value-added products in our inventory, in each case in 2018 compared to 2017. The decrease in net cash provided by our operating activities in 2018 compared to 2017 was offset in part by our sales of certain of our trade accounts and notes receivable to financial institutions in 2018 compared to no such sales in 2017.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2017, our inventory levels increased by 2.8% from year-end 2016. In 2018, our inventory levels further increased by 14.5% from year-end 2017.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2016		2017		2018		2018(1)
	(in billions of Won and millions of US$)
Finished goods	~~W~~	931	~~W~~	966	~~W~~	1,084	US$	974
Work in process		686		749		856		769
Raw materials		355		345		555		499
Supplies		316		291		196		176

Total	~~W~~	2,288	~~W~~	2,351	~~W~~	2,691	US$	2,418

(1)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~3,189 billion in 2016, ~~W~~6,481 billion in 2017 and ~~W~~7,675 billion (US$6,897 million) in 2018. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~3,736 billion, ~~W~~6,592 billion and ~~W~~7,942 billion (US$7,137 million) in 2016, 2017 and 2018, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings and bond issuances.

We currently expect that, in 2019, our total capital expenditures on a cash out basis will be at a similar level to 2018, primarily to fund our previously announced investments related to facilities for OLED panels. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ~~W~~308 billion in 2016, ~~W~~862 billion in 2017 and ~~W~~2,953 billion (US$2,654 million) in 2018. The net cash provided by financing activities in 2016 reflects primarily the increase in long-term borrowings compared to 2015. The net cash provided by financing activities in 2017 reflects primarily the net proceeds from long-term borrowings as well as a decrease in repayment of current portion of long-term borrowings and bonds compared to 2016. The net cash provided by financing activities in 2018 reflects primarily an increase in net proceeds from long-term borrowings and debentures compared to 2017, partially offset by an increase in our repayment of current portion of long-term borrowings and bonds compared to 2017.

At our annual general meeting of shareholders held on March 11, 2016, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2015 and distributed the cash dividend to such shareholders on April 8, 2016. On March 23, 2017, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2016 and distributed the cash dividend to such shareholders on April 13, 2017. On March 15, 2018, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividend to such shareholders on April 12, 2018. At our shareholders meeting on March 15, 2019, we did not declare any cash dividend to our shareholders.

We had a total of ~~W~~113 billion, nil and nil of short-term borrowings outstanding as of December 31, 2016, 2017 and 2018, respectively. For further information regarding our financial liabilities, please see Note 11 of the notes to our financial statements.

As of December 31, 2018, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$1,670 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities in Korean Won and foreign currencies for up to aggregate amounts of ~~W~~220 billion and US$2,481 million, respectively. For further information regarding these facilities, please see Note 14 of the notes to our financial statements.

As of December 31, 2018, we had outstanding long-term debt including current portion in the amount of ~~W~~8,572 billion (US$7,703 million), consisting of ~~W~~2,010 billion of Korean Won denominated debentures, US$300 million of U.S. dollar denominated debentures, US$2,262 million of U.S. dollar denominated long-term loans, RMB5,198 million of RMB denominated long-term loans and ~~W~~2,851 billion of Korean Won denominated long-term loans.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2018. For further information about our short- and long-term debt obligations as of December 31, 2018, see Note 11 of the notes to our financial statements.

As of December 31, 2018, we have entered into six agreements to guarantee the payment obligations in the aggregate amount of US$1.2 billion of our subsidiary LG Display Vietnam Haiphong Co., Ltd. (“LGD Vietnam”) under credit facilities with various financial institutions, including BNP Paribas, Sumitomo Mitsui Banking Corporation, Standard Chartered Bank, Citibank and Export-Import Bank of Korea, among other lenders.

Set forth below are the aggregate amounts, as of December 31, 2018, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-Term Debt, including current portion	~~W~~	8,572	~~W~~	1,554	~~W~~	3,659	~~W~~	2,743	~~W~~	616
Fixed License Payment		91		29		62		—		—
Long-Term Other Payables		5		2		3		—		—

Total	~~W~~	8,668	~~W~~	1,585	~~W~~	3,724	~~W~~	2,743	~~W~~	616

Estimates of interest payment based on contractual interest rates effective as of December 31, 2018	~~W~~	822	~~W~~	257	~~W~~	394	~~W~~	124	~~W~~	47

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~94 billion in 2016, ~~W~~107 billion in 2017 and ~~W~~117 billion (US$105 million) in 2018, representing 6.6% of our research and development related expenditures in 2016, 5.6% in 2017 and 5.7% in 2018. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2018, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ~~W~~200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 24.2% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 27.5% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in technology and human resources development. For example, under the Special Tax Treatment Control Law, we are entitled to a tax credit of up to 4% for our capital investments made outside certain areas of Seoul on or before December 31, 2018, provided that the number of our employees does not decrease compared to the previous year.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2018, we had recognized deferred tax assets related to these credits of ~~W~~308 billion (US$277 million), which may be utilized against future income tax liabilities through 2023. In addition, we also had unused tax credit carryforwards of ~~W~~180 billion (US$162 million) as of December 31, 2018 for which no deferred tax asset was recognized.

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

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•

In 2016, we developed a Wallpaper 65-inch OLED television panel with a thickness of 2.57mm. In addition, we unveiled a 65-inch Crystal Sound Ultra HD OLED television panel with speakers integrated into the display, and we developed a 65-inch ultra-slim OLED television panel that applies HDR technology to achieve 800 nit peak luminance and improved display quality. We also developed a 55-inch Full HD transparent OLED television panel, with a transparency level of 40%. In the case of TFT-LCD panels, we introduced an 86-inch ultra-stretch format LCD television panel with a 58:9 screen aspect ratio. With respect to monitors, we successfully introduced an in-TOUCH monitor panel as well as a 21:9 screen aspect ratio IPS curved monitor utilizing Ultra Wide Quad HD technology. With respect to smartphones, we introduced our “Always-On Display” technology which enables the display of 24-hour information such as date, day, time, and battery status even when the screen is off, and reduces unnecessary power waste. We also unveiled a 12.3-inch transparent OLED display and 6.13-inch mirror display for Glass OLED.

•

In 2017, we unveiled a 77-inch flexible and transparent Ultra HD OLED display panel with a transparency level of 40% and a radius curvature of 80mm. In addition, we introduced an 88-inch ultra-stretch TFT-LCD panel for commercial use. For monitors, we produced a 31.5 inch TFT-LCD panel with “8K” resolution. With respect to smartphones, we released a 5.7-inch Quad HD-plus full vision TFT-LCD display and a 6-inch Quad HD plastic OLED panel for smartphone products. With respect to automotive displays, we successfully developed and commenced production of in-TOUCH TFT-LCD panels.

•

In 2018, we developed and introduced a 65-inch rollable OLED TV and ultra-large 88-inch 8K OLED TV. For TFT-LCD monitors, we introduced a four-sided borderless curved monitor with a 1900R curvature radius. With respect to TFT-LCD smartphones, we developed our first 5.8-inch Ultra HD Mobile product by applying WRGB sub-pixel structure to achieve high luminance, low power consumption and HDR support. We also developed a full-screen TFT-LCD panel for smartphones with a camera notch concept. In addition, we released a TFT-LCD video-wall product with very thin bezels. For automotive displays, we introduced a 12.3-inch FHD glassless 3D TFT-LCD product.

As the product life cycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as in smartphones, public displays and automotive displays.

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

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In April 2016, we entered into an agreement with Pohang University of Science and Technology, or POSTECH, to establish the LGD-POSTECH Cooperation Center within the university’s Research Institute of Electrical Circuit, Algorithm and Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2018, we employed over 4,900 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2019 to 2037. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~94 billion in 2016, ~~W~~107 billion in 2017 and ~~W~~117 billion (US$105 million) in 2018, representing 6.6%, 5.6% and 5.7% of our research and development related expenditures in 2016, 2017 and 2018, respectively. We recognized royalty income in the amount of ~~W~~17 billion in 2016, ~~W~~20 billion in 2017 and ~~W~~18 billion (US$16 million) in 2018. The following are examples of license agreements we have entered into:

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display

Sung Sik Hwang	July 24, 1956	Director	January 2015	March 2021	Professor, Business Administration, Gachon University

Kun Tai Han	October 30, 1956	Director	March 2016	March 2022	Chief Executive Officer, Hans Consulting

Byoung Ho Lee	July 6, 1964	Director	March 2018	March 2021	Professor, Electrical and Computer Engineering, Seoul National University

Chang-Yang Lee	September 20, 1962	Director	March 2019	March 2022	Professor, Economics and Public Policy, Korea Advanced Institute of Science and Technology

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display

Sang Beom Han	June 18, 1955	Representative Director, Vice Chairman and Chief Executive Officer	March 2012	March 2021	—

Donghee Suh	February 28, 1964	Chief Financial Officer, Director	March 2019	March 2020	—

Youngsoo Kwon	February 6, 1957	Chairman of the Board, Director	March 2019	March 2022	Representative Director and Vice Chairman, LG Corp.

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age

Hyung Seok Choi	Executive Vice President	Head of IT Business Unit	57

Sang Mun Shin	Executive Vice President	Chief Production Officer	59

In Byeong Kang	Executive Vice President	Chief Technology Officer	55

Yong Min Ha	Executive Vice President	Head of Mobile Development Group 1	52

Myoung Kyu Kim	Executive Vice President	Head of Mobile Business Unit	56

Jae Hoon Yang	Executive Vice President	Head of Business Support Group	55

Chang Ho Oh	Executive Vice President	Head of TV Business Unit	53

Youngkwon Song	Senior Vice President	Head of Strategy/Marketing Group	56

Kyung Ho Lee	Chief Research Fellow	Affiliated organization of Chief Technology Officer	57

Yeong Giu Hong	Senior Vice President	Head of Auditing & Management Consulting Division	56

Chul Gu Lee	Senior Vice President	Head of LG Display High-Tech (China) Co., Ltd.	58

Sang Hoon Lee	Senior Vice President	Head of TV Sales/Marketing Group	58

Byeong Koo Kim	Senior Vice President	Head of Mobile Development Group 2	51

Joo Hong Lee	Senior Vice President	Head of TV Development Group	53

Jung Sik Shin	Senior Vice President	Head of Automotive Business	56

Kang Yeol Oh	Senior Vice President	Head of Mobile Sales/Marketing Group	54

Tae Seung Kim	Senior Vice President	Head of pOC Technology Division	54

Sang Eon Jeon	Senior Vice President	Head of Quality Management Center	58

Yung Keun Choi	Senior Vice President	Head of Purchasing Group	57

Won Ho Cho	Senior Vice President	Head of Mobile Manufacture Center	55

Myungchul Jun	Chief Research Fellow	Head of Panel Performance Division	58

Jeong Hwan Kim	Senior Vice President	Head of IT Sales/Marketing Group	57

Duck Yong Kim	Senior Vice President	Head of TV Planning & Management Division	57

Jong Woo Kim	Senior Vice President	Head of TV Manufacture Center 1	53

Soo Young Yoon	Senior Vice President	Head of LGD Laboratory	53

Byung Dae Lim	Senior Vice President	Head of Global Legal Affairs Division	50

Hyun Chul Choi	Senior Vice President	Head of OC Research/Development Division	51

Sunghyun Kim	Senior Vice President	Head of Finance & Risk Management Division	51

Yoong Ki Min	Senior Vice President	Head of IT America Division 2	54

Young Sang Byun	Senior Vice President	Head of TV Manufacture2 Center	53

Jong Sun Park	Senior Vice President	Head of Commercial Business Division	53

Chang Dong Kim	Vice President	Head of PO Panel Performance Division	56

Yong Jun Choi	Vice President	Head of Corporate Planning & Control Division	54

Geon Tae Kim	Vice President	PO Panel Performance Division	54

Hwan Myeong Kim	Vice President	Head of Production Technology Center	55

J. Kenneth Oh	Vice President	Head of Intellectual Property Division	51

Jeonghwan (Jay) Yoon	Vice President	Affiliated organization of Automotive Business	54

Hyeon Woo Lee	Vice President	TV Business Unit	51

Han Seop Kim	Vice President	Head of OLED TV Product Development Division 1	53

Sang Ki Kwak	Vice President	Head of IT Customer/Quality Division	53

Min Su Park	Vice President	Head of LG Display Guangzhou Co., Ltd.	53

Sung Pill Yang	Vice President	Head of Mobile Quality Division	55

Min Kim	Vice President	Head of Module Center	55

Sang Ho Song	Vice President	Head of HR Group	50

Young Seok Choi	Vice President	Head of Product Technology Division	51

Bum Sik Kim	Vice President	Head of OLED Panel Performance Division	55

Hee Yeon Kim	Vice President	Head of IR Division	49

Kwang Hee Cho	Vice President	Head of Automotive Planning & Management Division	53

Calvin Lee	Vice President	Head of TV Europe and Asia Division	53

Woo Sup Shin	Vice President	Head of OLED Process Integration Division	49

Jeom Jae Kim	Vice President	Head of LCD TV Panel Development Division	50

Jang Sig Kim	Vice President	Head of Corporate Strategy Division	56

Seung Min Lim	Vice President	Head of Corporate Business Management Division	52

Wan Seop Kim	Vice President	Head of Mobile Planning & Management Division	53

Jong Sang Baek	Vice President	Head of Advanced Quality Development Division	52

Je Bong Kim	Vice President	Head of Outsourcing Division	53

Jin Kyu Lee	Vice President	Head of Process Innovation Group	49

Jeong Ki Park	Vice President	Head of IT Development Group	50

Seong Hee Kim	Vice President	Head of OLED TFT Division	50

Jae Hong Park	Vice President	Head of Mobile Product Development Division 2	50

Ju Il Kim	Vice President	Head of TV Quality Division	52

Kwang Jin Kim	Vice President	TV Business Unit	50

Andy Kim	Vice President	Head of Global Operation Group	52

Kyu Young Ko	Vice President	TV Business Unit	52

Soon Kwang Hong	Vice President	Head of Mobile Product Development Division 1	48

Young Jun Son	Vice President	Head of PR & Public Affairs Division	52

Yong Bum Kim	Vice President	Head of Mobile Product Planning Division	50

Sang Gul Lee	Vice President	Device Process Research Division	51

Young Jin Kim	Vice President	Head of Paju Module Factory	54

Seung Mo Ahn	Vice President	TV Business Unit	50

Ki Yung Kim	Vice President	Head of IT Planning & Management Division	51

Jong Seong Kim	Vice President	Head of pOT2 Factory	51

Chang Han Kim	Vice President	Head of TV Marketing Division	50

Keuk Sang Kwon	Vice President	Head of Mobile Product Development Division 5	48

Kwon Shik Park	Vice President	Head of Device Process Research Division	49

Hyun Joo Kim	Vice President	Head of HRD Division	51

Pil Yong Kim	Vice President	Head of Legal & Compliance Division	48

Hyo Dae Bae	Chief Research Fellow	LGD Laboratory	54

Chang Wook Han	Chief Research Fellow	Affiliated organization of Chief Technology Officer	54

Dong Eun Lee	Vice President	Head of China Business Management Division	51

Yeon Ho Hur	Vice President	Head of FA Technology Division	52

Hae Cheol Lee	Vice President	Head of Paju Business Supporting Division	52

Kyung Soo Park	Vice President	Head of IT Asia Division	51

Chang Sub Choi	Vice President	Head of TV Japan Division	52

Yoo Seok Park	Vice President	Head of LG Display (China) Co., Ltd.	48

Chang Hoon Choi	Vice President	Head of LTPS Factory	49

Soon Bum Shin	Vice President	Head of PO Module Technology Division	52

Jin Nam Park	Vice President	Head of Purchasing Division 2	47

Doo Jong Jin	Vice President	Purchasing Group	51

Bu Yeol Lee	Vice President	Head of R&D Strategy Division	47

Chang Mog Jo	Vice President	Head of E5 Factory	53

Ki Joon Jin	Vice President	Head of Mobile Marketing Division	51

Seong Hoon Choi	Vice President	Head of SCM PI Division	50

Yu Taek Huh	Vice President	Head of Safety & Health Division	49

Jin Gu Jeung	Vice President	Head of Gumi Panel Factory	49

Chae Woo Choi	Vice President	Head of TV Product Planning Division	49

Sang Yoon Park	Vice President	Head of IT Product Development Division 2	50

Hong Sung Song	Vice President	TV Business Unit	51

Eun Kuk Kyung	Vice President	Head of Accounting Division	49

Young Dall Park	Vice President	Head of HRM Division	48

Yong In Park	Vice President	Head of Mobile Panel Development Division 2	49

Seung Jun Han	Vice President	Head of Mechanism Optics Research Division	50

Hoon Jeong	Vice President	Head of IT Panel Development Division	46

Myung Su Suk	Vice President	Head of LG Display Vietnam Haiphong Co., Ltd.	48

Jong Seo Yoon	Vice President	Head of IT Product Planning Division	48

Teddy Hwang	Vice President	Head of Mobile Panel Development Division 1	44

Seung Ho Kwon	Vice President	Head of OLED Cell Division	48

Tae Rim Lee	Vice President	TV Development Group	44

In Hyuk Song	Vice President	Head of Convergence Technology Research Division	41

Tae Shick Kim	Chief Research Fellow	OC Research/Development Division	50

Seong Hoon Chun	Vice President	Strategy/Marketing Group	48

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2018 to our directors was ~~W~~3.8 billion (US$3.4 million). This included ~~W~~1,492 million (US$1.3 million) in salary and ~~W~~1,320 million (US$1.2 million) in bonus paid to Sang Beom Han, our chief executive officer, and ~~W~~441 million (US$0.4 million) in salary and ~~W~~222 million (US$0.2 million) in bonus paid to Sang Don Kim, our former chief financial officer.

The aggregate remuneration and benefits-in-kind we paid in 2018 to our non-director executive officers was ~~W~~53 billion (US$45 million).

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2018 was as follows:

Name	Position	Composition of Total Compensation					Total Compensation
		Salary		Bonus(1)		Retirement Benefits
		(in millions of Won)
Sang Beom Han	Chief Executive Officer	~~W~~	1,492	~~W~~	1,320	—	~~W~~	2,812
Yong Kee Hwang(2)	President		1,021		316	—		1,337
In Byeong Kang	Vice President		518		273	—		791
Sang Deok Yeo(3)	Advisor		596		438	3,121		4,155
Byung Chul Ahn	Outside Advisor		303		213	902		1,418

(1)	Based on our performance in 2017.
(2)	Mr. Hwang retired from his position as of March 31, 2019.
(3)	Mr. Yeo and Mr. Ahn are former officers who retired from their respective positions in the company as of March 31, 2018.

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2018, we paid a premium of approximately US$1.3 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of three outside directors: Sung Sik Hwang, Kun Tai Han and Chang-Yang Lee. The chairman is Sung Sik Hwang. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Byoung Ho Lee and Kun Tai Han, and one non-outside director, Youngsoo Kwon. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

The committee holds meetings as necessary for the nomination of outside directors.

Management Committee

The Management Committee is comprised of two non-outside directors, Sang Beom Han and Donghee Suh. The chairman is Sang Beom Han. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.

The committee holds meetings from time to time as needed.

Item 6.D.	Employees

As of December 31, 2018, we had 58,947 employees, including 29,236 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2016, 2017 and 2018:

	As of December 31,
Employees(1)	2016	2017	2018
Production	38,502	42,895	47,873
Technical(2)	8,039	8,459	8,431
Sales & Marketing	1,545	1,545	1,610
Management & Administration	1,008	992	1,033

Total	49,094	53,891	58,947

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2018, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2018, our recognized liabilities for defined benefit obligations amounted to ~~W~~45 billion (US$41 million), including amounts relating to employees of our foreign subsidiaries. See Note 12 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2018, our employee stock ownership association owned approximately 0.0008% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 48,355 shares of our common stock as of April 24, 2019, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 24, 2019 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	24,515,566	6.9%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 24, 2019. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~5,171 billion (US$4,647 million), or 21.2% of our sales, in 2018.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ~~W~~716 billion (US$643 million), or 2.9% of our sales, in 2018. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

Purchases from LG Electronics

We purchase equipment, printed circuit boards, photo masks, raw materials, components and certain services, such as waste water management and transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~1,933 billion (US$1,737 million), or 8.4% of our total purchases, in 2018.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ~~W~~300 billion (US$270 million), or 1.3% of our total purchases, in 2018.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~1,234 billion (US$1,109 million), or 5.3% of our total purchases, in 2018.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ~~W~~3,328 billion (US$2,991 million), or 14.4% of our total purchases, in 2018.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 24, 2019, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

See “Item 18. Financial Statements” and pages F-1 through F-111.

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

Antitrust and Others

In December 2006, LG Display received notices of investigation by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission with respect to possible anti-competitive activities in the TFT-LCD industry. Subsequently, the Competition Bureau of Canada, the Secretariat of Economic Law of Brazil, the Taiwan Fair Trade Commission and the Federal Competition Commission of Mexico announced investigations regarding the same. Between November 2008 and June 2014, each of such investigations and subsequent legal proceedings brought by the relevant competition authorities was settled or resolved, and we have paid fines of US$400 million pursuant to our November 2008 settlement agreement with the U.S. Department of Justice, €210 million pursuant to a December 2010 decision by the European Commission and R$33.9 million pursuant to an August 2014 settlement agreement with the Secretariat of Economic Law of Brazil.

After the commencement of the U.S. Department of Justice investigation, various class action complaints and separate claims by direct and indirect purchasers of our products were filed against us and other TFT-LCD panel manufacturers in the United States and Canada, alleging violation of respective antitrust and related laws. In addition, from 2010 to 2012, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against us, alleging similar antitrust violations. In June 2018, the attorney general of the Commonwealth of Puerto Rico filed a complaint against us and other TFT-LCD panel manufacturers alleging unjust enrichment in connection with the aforementioned U.S. Department of Justice investigation. Since then, we have reached settlements with each of the plaintiff classes and separate plaintiffs, as well as with the aforementioned state attorneys general, with the exception of the attorney general of the Commonwealth of Puerto Rico, which settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 24, 2019, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010, comprising claims by iiyama (UK) Limited and its affiliates (“iiyama”) in December 2014, and Argos Limited and others (“Argos”), Granville Technology Group and others (“Granville”) and Ingram Micro and others (“Ingram”), each in December 2016. As of April 24, 2019, we are vigorously defending ourselves against claims by Granville and iiyama. Ingram discontinued its claims against LG Display in June 2017, and we have reached a settlement with Argos in November 2018.

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

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various proceedings described above, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2018, we have not recognized any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2018 and may have an adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meeting of shareholders that was held on March 11, 2016, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2015 and distributed the cash dividends to such shareholders on April 8, 2016. On March 23, 2017, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2016 and distributed the cash dividends to such shareholders on April 13, 2017. On March 15, 2018, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividends to such shareholders on April 12, 2018. At our shareholders meeting on March 15, 2019, we did not declare any cash dividend to our shareholders.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Principal Trading Market

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2018, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2018, 20,890,926 ADSs were outstanding.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable.

Item 10.B.	Memorandum and Articles of Association

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

General

Under our articles of incorporation, which was last amended in March 2019, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2018, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form.

Our articles of incorporation reflect the adoption of the electronic securities system to be launched in September 2019, pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. (the “Electronic Registration Act”). Accordingly, following the launch of such system, in lieu of issuing share certificates or certificates of preemptive rights, we plan to electronically register the shares that would otherwise be indicated on certificates of preemptive rights on an electronic registry of an electronic registration institution.

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

In addition, we may issue convertible bonds or bonds with warrants, respectively, up to an aggregate face amount of ~~W~~2.5 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common stock. In addition, pursuant to the Electronic Registration Act, in lieu of issuing bond or warrant certificates, we plan to electronically register the bonds and warrant rights that would otherwise be indicated on warrant certificates on an electronic registry of an electronic registration institution beginning in September 2019.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2018, approximately 0.0008% of our common stock was held by our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may provide notice through our website. If we cannot give such notice on our website due to technical difficulties or other unavoidable circumstances, we must provide such notice in Maeil Business Newspaper and The Chosun Ilbo, both daily newspapers of general circulation published in Seoul.

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

Directors

Under the Korean Commercial Code and our articles of incorporation, any director wishing to enter into a transaction with us or our subsidiaries in his or her capacity is required to obtain prior approval from the board of directors, and any director with an interest in the transaction may not vote at the meeting of the board of directors to approve the transaction.

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

However, the Electronic Registration Act requires listed securities to be automatically converted into electronic securities as of the business day immediately preceding the effective date of the Electronic Registration Act. The Electronic Registration Act also provides that, with respect to the transfer of electronically registered shares, the effect of transfer will occur upon the completion of the electronic registration of such transfer, and therefore, no entry of change will be required.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of the under-reported tax amount, respectively. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 9.125% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership (and partners therein) or other pass-through entity for U.S. federal income tax purposes;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of our stock (by vote or by value).

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year.

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

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) establishes that it is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2018, we had outstanding long-term debt, including current portion, in the amount of ~~W~~8,572 billion (US$7,703 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2018, we did not have any outstanding interest rate swap contracts.

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

As of December 31, 2018, we had US$2,262 million aggregate principal amount of U.S. dollar denominated long-term loans and RMB5,198 million aggregate principal amount of RMB denominated long-term loans. The interest rates on these loans are set based on three-month U.S. dollar LIBOR plus 0.75% to 2.00% and 90% to 105% of the rate published by the People’s Bank of China, as applicable. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated and RMB denominated term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows.

	Expected Maturity Dates														Fair Value at December 31, 2018
	2019		2020		2021		2022		2023		Thereafter		Total
	(in billions of Won, except for interest rate percentages)
Long-term debt obligations
Fixed rate (~~W~~)	~~W~~	560.7	~~W~~	1,048.0	~~W~~	1,237.6	~~W~~	645.1	~~W~~	865.1	~~W~~	354.8	~~W~~	4,711.3	~~W~~	4,790.3
Average interest rate		2.45%		2.43%		2.64%		2.82%		3.06%		3.38%
Variable rate (~~W~~)	~~W~~	150.0		—		—		—		—		—	~~W~~	150.0	~~W~~	150.0
Average interest rate		2.54%		—		—		—		—		—
Variable rate (RMB)	~~W~~	211.3		—		—	~~W~~	105.8	~~W~~	105.8	~~W~~	423.2	~~W~~	846.0	~~W~~	846.0
Average interest rate		4.28%		—		—		5.15%		5.15%		5.15%
Fixed rate (US$)		—		—	~~W~~	335.4		—	~~W~~	—		—	~~W~~	335.4	~~W~~	351.4
Average interest rate		—		—		3.88%		—		—		—
Variable rate (US$)	~~W~~	632.3	~~W~~	157.4	~~W~~	338.8	~~W~~	695.7	~~W~~	444.1	~~W~~	260.9	~~W~~	2,529.2	~~W~~	2,529.2
Average interest rate		3.91%		3.61%		3.67%		3.98%		3.83%		3.93%

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 11 and 26 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Renminbi, the Japanese Yen and the Euro. As of December 31, 2018, we had U.S. dollar denominated sales-related trade accounts and notes receivable of US$2,175 million, which represented approximately 86% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$863 million, which represented approximately 31% of our trade accounts payable.

As of December 31, 2018, we also had RMB denominated sales-related trade accounts and notes receivable of RMB1,098 million, which represented approximately 6% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥7 million. In addition, we had RMB denominated sales-related trade accounts payable of RMB2,862 million and Japanese Yen denominated sales-related trade accounts payable of ¥12,501 million, which represented approximately 15% and 4% of our trade accounts and notes payable, net, respectively.

From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts. As of December 31, 2018, US$780 million of our US$1,155 million aggregate principal amount of U.S dollar denominated floating rate long-term borrowings were hedged against foreign exchange rate and interest rate fluctuations through cross-currency swap contracts.

Cross Currency Interest Rate Swap Contracts:

Contracts to sell Korean (Won)/buy US$:

Aggregate contract amount	US$		780 million
Average contractual exchange rate	(Won	)	1,127.44/US$
Change in fair value	(Won	)	(12.7) billion

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2018, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2018, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for a substantial majority of our sales in each of 2016, 2017 and 2018. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 2.9% of our sales in 2018, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer to whom we supply products on an open account basis in accordance with our internal credit guidelines. We assess credit risk through quantitative and qualitative analysis, and based on this analysis, we establish credit limits and determine whether we will seek to use one or more credit support devices, such as obtaining some form of third-party guaranty or stand-by letter of credit, obtaining credit insurance or through factoring of all or part of accounts receivables. Our credit policy does not require credit limits on accounts receivable created on letters of credit. To date, we have not experienced any material problems relating to customer payments. For a further discussion of our credit risk exposures, see Note 26 of the notes to our financial statements.

According to the Korean Statistical Information Service, the rate of inflation in Korea was 1.0% in 2016, 1.9% in 2017 and 1.5% in 2018. Inflation has not had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

In 2018, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)	US$	56,607.25
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2017	US$	750,029.45

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017		2018
	(in millions of Won)
Audit fees	~~W~~	3,064	~~W~~	3,956
Tax fees		98		96
All other fees		31		50

Total fees	~~W~~	3,193	~~W~~	4,102

Audit fees in the above table are the fees billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

Tax fees in the above table are fees billed by KPMG for tax compliance services and other tax advice.

All other fees for 2017 in the above table are the aggregate fees billed by KPMG for services related to information security trends of global enterprises and the utilization of such trend information for benchmarking purposes and all other fees for 2018 in the above table are the aggregate fees billed by KPMG for services related to the issuance of an assurance report in connection with our issuance of foreign currency-denominated bonds.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the SEC. In 2018, no fees were approved pursuant to the de minimis exception.

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

Shareholder Approval of Equity Offerings

Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	The Korean Commercial Code and our articles of incorporation provide that any and all terms and conditions for the issuance of new shares of the company shall be determined by a resolution of the board of directors. The company may allot new shares by a resolution of the board of directors to persons other than its shareholders when certain requirements are satisfied, including where new shares are issued by way of general public offering, and are issued to corporations, institutional investors, domestic and foreign financial institutions and others to further a management objective such as strengthening the company’s financials (provided, however, that such allotment of new shares to persons other than shareholders may only be made up to 20% of the total number of issued and outstanding shares of the company).

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation (translation in English)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Form of Amendment No. 1 to Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a)(i) to the Registration Statement (No. 333-147661) on Post Effective Amendment No. 1 to Form F-6, filed on July 30, 2014)

2.4*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

8.1**	List of subsidiaries of LG Display Co., Ltd.

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Filed previously.
**	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD. (Registrant)

/s/ SANG BEOM HAN
(Signature)
Name:	Sang Beom Han
Title:	Representative Director, Vice Chairman and Chief Executive Officer

/s/ DONGHEE SUH
(Signature)
Name:	Donghee Suh
Title:	Senior Vice President and Chief Financial Officer

Date: April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (“the Group”) as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

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

Seoul, Korea

April 26, 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2018

(In millions of won)	Note	December 31, 2017		December 31, 2018
Assets
Cash and cash equivalents	4, 26	~~W~~	2,602,560	2,365,022
Deposits in banks	4, 26		758,078	78,400
Trade accounts and notes receivable, net	5, 15, 26 28		4,325,120	2,829,163
Other accounts receivable, net	5, 26		164,827	169,313
Other current financial assets	6, 26		27,252	46,301
Inventories	7		2,350,084	2,691,203
Prepaid income taxes			3,854	4,516
Non-current assets held for sale	30		—	70,161
Other current assets	5		241,928	546,048

Total current assets			10,473,703	8,800,127
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		122,507	113,989
Other non-current accounts receivable, net	5, 26		8,738	11,448
Other non-current financial assets	6, 26		59,836	144,214
Property, plant and equipment, net	9, 17		16,201,960	21,600,130
Intangible assets, net	10, 17		912,821	987,642
Deferred tax assets	24		985,352	1,136,166
Other non-current assets	5		394,759	381,983

Total non-current assets			18,685,984	24,375,583

Total assets		~~W~~	29,159,687	33,175,710

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2017 and 2018

(In millions of won)	Note	December 31, 2017		December 31, 2018
Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,875,090	3,087,461
Current financial liabilities	11, 26		1,452,926	1,553,907
Other accounts payable	26		3,169,937	3,566,629
Accrued expenses			812,615	633,346
Income tax payable			321,978	105,900
Provisions	13		76,016	98,254
Advances received	15		194,129	834,010
Other current liabilities	14		75,991	74,976

Total current liabilities			8,978,682	9,954,483
Non-current financial liabilities	11, 26		4,150,192	7,030,628
Non-current provisions	13		28,312	32,764
Defined benefit liabilities, net	12		95,447	45,360
Long-term advances received	15		830,335	1,114,316
Deferred tax liabilities	24		24,646	15,087
Other non-current liabilities	14		70,563	96,826

Total non-current liabilities			5,199,495	8,334,981

Total liabilities			14,178,177	18,289,464

Equity
Share capital	16		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,621,571	10,239,965
Reserves	16		(288,280)	(300,968)

Total equity attributable to equity holders of the Controlling Company			14,373,483	13,979,189

Non-controlling interests			608,027	907,057

Total equity			14,981,510	14,886,246

Total liabilities and equity		~~W~~	29,159,687	33,175,710

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2016, 2017 and 2018

(In millions of won, except earnings per share)	Note	2016		2017	2018
Revenue	17, 28	~~W~~	26,504,074	27,790,216	24,336,571
Cost of sales	7, 18, 28		(22,754,270)	(22,424,661)	(21,251,305)

Gross profit			3,749,804	5,365,555	3,085,266
Selling expenses	19		(694,914)	(994,483)	(834,062)
Administrative expenses	19		(610,479)	(696,022)	(938,214)
Research and development expenses			(1,133,972)	(1,213,432)	(1,221,198)
Other income	21		1,591,801	1,081,746	1,004,137
Other expenses	21		(1,467,831)	(1,230,455)	(1,115,233)
Finance income	22		139,671	279,019	254,131
Finance costs	22		(266,186)	(268,856)	(326,893)
Equity in income of equity accounted investees, net	8		8,339	9,560	700

Profit (loss) before income tax			1,316,233	2,332,632	(91,366)
Income tax expense	23		(384,725)	(395,580)	(88,077)

Profit (loss) for the year			931,508	1,937,052	(179,443)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		155,346	(16,260)	5,690
Other comprehensive income (loss) from associates and joint ventures			200	441	20
Related income tax	12, 23		(37,594)	9,259	(1,169)

			117,952	(6,560)	4,541

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2016, 2017 and 2018

(In millions of won, except earnings per share)	Note	2016		2017	2018
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets			(77)	—	—
Foreign currency translation differences for foreign operations	22, 23		(90,503)	(231,738)	(19,987)
Other comprehensive income (loss) from associates and joint ventures	23		(5,416)	905	37
Related income tax			19	—	—

			(95,977)	(230,833)	(19,950)
Other comprehensive income (loss) for the year, net of income tax			21,975	(237,393)	(15,409)

Total comprehensive income (loss) for the year		~~W~~	953,483	1,699,659	(194,852)

Profit (loss) attributable to:
Owners of the Controlling Company			906,713	1,802,756	(207,239)
Non-controlling interests			24,795	134,296	27,796

Profit (loss) for the year		~~W~~	931,508	1,937,052	(179,443)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			941,953	1,596,394	(215,386)
Non-controlling interests			11,530	103,265	20,534

Total comprehensive income (loss) for the year		~~W~~	953,483	1,699,659	(194,852)

Earnings (loss) per share (In won)
Basic earnings (loss) per share	25	~~W~~	2,534	5,038	(579)

Diluted earnings (loss) per share	25	~~W~~	2,534	5,038	(579)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the year
Profit for the year		—	—	906,713	—	906,713	24,795	931,508
Other comprehensive income (loss)		—	—	117,952	(82,712)	35,240	(13,265)	21,975

	~~W~~	—	—	1,024,665	(82,712)	941,953	11,530	953,483

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	(17,143)	(17,143)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052
Other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2016, 2017 and 2018

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)
Other comprehensive income (loss)		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Note	2016		2017	2018
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	931,508	1,937,052	(179,443)
Adjustments for:
Income tax expense	23		384,725	395,580	88,077
Depreciation	9,18		2,643,445	2,791,883	3,123,659
Amortization of intangible assets	10,18		378,126	422,693	430,906
Gain on foreign currency translation			(250,508)	(187,558)	(84,643)
Loss on foreign currency translation			161,897	174,919	138,452
Expenses related to defined benefit plans	12,20		220,962	198,241	179,880
Gain on disposal of property, plant and equipment			(14,637)	(101,227)	(6,620)
Loss on disposal of property, plant and equipment			7,466	20,030	15,048
Impairment loss on property, plant and equipment			1,610	—	43,601
Impairment loss on inventories			204,123	206,127	313,180
(Reversal of) bad debt expense			(19)	144	(1,155)
Gain on disposal of intangible assets			—	(308)	(239)
Loss on disposal of intangible assets			75	30	—
Impairment loss on intangible assets			138	1,809	82
Reversal of impairment loss on intangible assets			—	(35)	(348)
Warranty expenses			166,691	251,131	234,928
Finance income			(58,748)	(202,591)	(101,313)
Finance costs			187,931	142,591	173,975
Equity in income of equity method accounted investees, net	8		(8,339)	(9,560)	(700)
Other income			(15,546)	(16,812)	(3,310)
Other expenses			15,777	1,870	593

			4,956,677	6,026,009	4,364,610

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Note	2016		2017	2018
Changes in
Trade accounts and notes receivable		~~W~~	(553,756)	484,448	1,306,118
Other accounts receivable			62,981	(3,004)	(56,870)
Inventories			(98,435)	(262,106)	(763,081)
Other current assets			126,616	180,844	(249,968)
Other non-current assets			(126,256)	(119,002)	(61,164)
Trade accounts and notes payable			(114,977)	113,590	267,358
Other accounts payable			66,930	106,930	(111,053)
Accrued expenses			(16,431)	181,509	(194,394)
Provisions			(160,462)	(210,973)	(217,984)
Other current liabilities			17,272	(585)	78,849
Defined benefit liabilities, net			(276,459)	(261,966)	(224,335)
Long-term advances received			—	1,020,470	948,276
Other non-current liabilities			21,641	5,974	24,510

Cash generated from operating activities			3,905,341	7,262,138	5,110,872
Income taxes paid			(187,816)	(416,794)	(486,549)
Interests received			48,911	55,340	71,819
Interests paid			(125,530)	(136,483)	(212,019)

Net cash provided by operating activities		~~W~~	3,640,906	6,764,201	4,484,123

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Note	2016		2017	2018
Cash flows from investing activities:
Dividends received		~~W~~	59,820	8,639	5,272
Proceeds from withdrawal of deposits in banks			3,293,398	2,206,148	1,454,561
Increase in deposits in banks			(2,684,810)	(1,803,718)	(775,239)
Acquisition of financial assets at fair value through profit or loss			(1,500)	—	(431)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	—	6
Acquisition of available-for-sale financial assets			(859)	(273)	—
Proceeds from disposal of available-for-sale financial assets			507	917	—
Acquisition of investments in equity accounted investees			—	(20,309)	(14,732)
Proceeds from disposal of investments in equity accounted investees			29,745	13,128	4,527
Acquisition of property, plant and equipment			(3,735,948)	(6,592,435)	(7,942,210)
Proceeds from disposal of property, plant and equipment			278,067	160,252	142,088
Acquisition of intangible assets			(405,167)	(454,448)	(480,607)
Proceeds from disposal of intangible assets			261	1,674	960
Government grants received			6,393	1,859	1,210
Receipt from settlement of derivatives			4,008	2,592	2,026
Increase in short-term loans			(2,132)	—	(7,700)
Proceeds from collection of short-term loans			8,202	1,118	15,968
Increase in long-term loans			(32,498)	(13,930)	(36,580)
Decrease in deposits			2,436	4,272	4,136
Increase in deposits			(9,105)	(2,648)	(58,794)
Proceeds from disposal of emission rights			—	6,090	10,200

Net cash used in investing activities		~~W~~	(3,189,182)	(6,481,072)	(7,675,339)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Note	2016		2017	2018
Cash flows from financing activities:	27
Proceeds from short-term borrowings		~~W~~	107,345	—	552,164
Repayments of short-term borrowings			—	(105,864)	(552,884)
Proceeds from issuance of bonds			597,573	497,959	828,169
Proceeds from long-term borrowings			1,667,060	1,195,415	3,882,958
Repayments of long-term borrowings			(347,693)	—	—
Repayments of current portion of long-term borrowings and bonds			(1,520,287)	(544,731)	(1,859,098)
Capital contribution from non-controlling interests			—	4,300	331,603
Subsidiaries’ dividends distributed to non-controlling interests			(17,143)	(5,929)	(51,085)
Dividends paid			(178,908)	(178,908)	(178,908)

Net cash provided by financing activities			307,947	862,242	2,952,919

Net increase (decrease) in cash and cash equivalents			759,671	1,145,371	(238,297)
Cash and cash equivalents at January 1			751,662	1,558,696	2,602,560
Effect of exchange rate fluctuations on cash held			47,363	(101,507)	759

Cash and cash equivalents at December 31		~~W~~	1,558,696	2,602,560	2,365,022

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2018, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2018, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2018, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2018, there are 20,890,926 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2018

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411

LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116

LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4

LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511

LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116

LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008

Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800

LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232

Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9

LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2018, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks

Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138

LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 300

Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637

LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and obtain technologies	USD 2

LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	69%	December 31	July 11, 2018	Manufacture Display products	CNY 6,517

Money Market Trust(*4)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 24,501

(*1)	For the year ended December 31, 2018, the Controlling Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*2)

For the year ended December 31, 2018, the Controlling Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Controlling Company has a 100% equity interest of this subsidiary.

(*3)

For the year ended December 31, 2018, the Controlling Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Group has a 69% equity interest of this subsidiary.

(*4)	For the year ended December 31, 2018, the Controlling Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of December 31, 2018 is ~~W~~24,501 million.

~~W~~349,977 million, ~~W~~603,493 million and ~~W~~90,281 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2016, 2017 and 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 29, 2019.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

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

•	Financial instruments (note 3(f))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(l) and13)

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets (note 24)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially adopted IFRS 9, Financial Instruments, IFRS 15, Revenue from Contracts with Customers, and IFRIC 22, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

The Group has consistently applied the accounting policies to the consolidated financial statements for 2018 and 2017 except for the new amendments effective for annual period beginning January 1, 2018 as mentioned below.

(i) IFRS 9, Financial Instruments

IFRS 9 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces IAS 39, Financial Instruments: Recognition and Measurement. The Group has initially adopted IFRS 9, Financial Instruments, from January 1, 2018, and the Group has used an exemption not to restate the consolidated financial statements for prior years with respects to transition requirements.

The followings describe the nature and impact on the significant changes in accounting policies from the adoption of IFRS 9. There is no impact on the opening balance of retained earnings at January 1, 2018 resulting from the initial adoption of IFRS 9.

Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets measured at: amortized cost, FVOCI and FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The adoption IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments. The following table below explains the original measurement categories under IAS 39 and the changes in measurement categories under IFRS 9 for each class of the Group’s financial assets as at January 1, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(In millions of won)	Classification under IAS 39	Classification under IFRS 9	Carrying amount under IAS 39		Carrying amount under IFRS 9	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	2,602,560	2,602,560	—
Deposits	Loans and receivables	Amortized cost		758,089	758,089	—
Trade receivables	Loans and receivables	Amortized cost		4,325,120	4,325,120	—
Other receivables	Loans and receivables	Amortized cost		173,565	173,565	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		4,980	4,980	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		79,552	79,552	—

Total financial assets			~~W~~	7,946,422	7,946,422	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

As a result of applying the new impairment model under IFRS 9, as of January 1, 2018, there is no additional allowance for impairments recognized as compared with the impairment model under IAS 39.

Hedge Accounting

When initially applying IFRS 9, the Group has elected as its accounting policy to continue to apply hedge accounting requirements under IAS 39 and as a result, there is no impact of applying IFRS 9 on the consolidated financial statements as at January 1, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii) IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. IFRS 15 replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts, SIC-31, Revenue: Barter Transactions Involving Advertising Services, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate and IFRIC 18, Transfers of Assets from Customers.

The Group has initially adopted IFRS 15, Revenue from contracts with customers, from January 1, 2018. The Group has adopted IFRS 15 using the cumulative effect method with the effect of initially applying this standard recognized at the date of initial application, January 1, 2018. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13)

The effect of the application of IFRS 15 on the Group’s consolidated statement of financial position as of December 31, 2018 is as follows. There is no significant impact on the consolidated statement of comprehensive income and the cash flows for the year ended December 31, 2018.

(In millions of won)
Categories	As reported		Adjustments	Amounts without adoption of IFRS 15
Current Assets
Other current assets	~~W~~	546,048	(7,489)	538,559
Current Liabilities
Provisions	~~W~~	98,254	(7,489)	90,765

(iii) IFRIC 22, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, IFRIC 22, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the consolidated financial statements of the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation

(i) Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with IAS 32 and IFRS 9. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

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

(d)	Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(e)	Inventories

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

(f)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets or liabilities are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets: Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model: Policy applicable from January 1, 2018

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial asset to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from January 1, 2018

For the purpose of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

v) Financial assets: Policy applicable before January 1, 2018

The Group has classified financial assets into one of the following categories

•	loans and receivables

•	available-for-sale

•	at FVTPL

vi) Financial assets: subsequent measurement, gains and losses: Policy applicable before January 1, 2018

Financial assets at FVTPL	Measured at fair value and changes therein, including any interest or dividend income, were recognized in profit or loss.

Loans and receivables	Measured at amortized cost using the effective interest method.

Available-for-sale financial assets	Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognized in OCI and accumulated in the fair value reserves. When these assets were derecognized, the gain or loss accumulated in equity was classified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continue to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

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

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2018, non-derivative financial liabilities comprise borrowings, bonds and others.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

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

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

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

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

During the year ended December 31, 2018, the Group changed estimated useful lives of the mask and mold which had previously been classified as inventories. Based on the review of the accumulated historical usage information that became available, it is expected that the mask and mold will be used for the period exceeding one year. Accordingly, the Group changed useful lives of Mask and Mold to two years accounted for the change in accounting estimate and reclassified the mask and mold to property, plant and equipment from inventories. As a result of such change, the Group reclassified inventories amounting to ~~W~~111,456 million at the beginning of January 1, 2018 to property, plant, and equipment. The impact on the depreciation expense of the property, plant and equipment at the beginning of January 1, 2018 and newly acquired property, plant and equipment during the year ended December 31, 2018 are as follows:

(In millions of won)
Description	2018		2019	2020
Increase (decrease) in depreciation expense	~~W~~	(110,373)	58,364	52,009

(h)	Borrowing Costs

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants

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

(j)	Intangible Assets

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

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

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets: Policy applicable from January 1, 2018

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank securities for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses: Policy applicable from January 1, 2018

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. Credit losses are measured using the present value of a cash shortfall (the difference between the contractual cash flows and the expected contractual cash flows). The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets: Policy applicable from January 1, 2018

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties;

Presentation of loss allowance for ECL in the statement of financial position: Policy applicable from January 1, 2018

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off: Policy applicable from January 1, 2018

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering a financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Non-derivative financial assets: Policy applicable before January 1, 2018

Financial assets not classified as at FVTPL were assessed at each reporting date to determine whether there was objective evidence of impairment.

Objective evidence that financial assets were impaired included:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Group on terms that the Group would not consider otherwise

•	indications that a debtor or issuer would enter bankruptcy

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties

•	observable data indicating that there was measurable decrease in the expected cash flows from a group of financial assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For an investment in an equity instrument, objective evidence of impairment include a significant or prolonged decline in its fair value below its cost.

Financial assets at amortized cost

The Group considered evidence of impairment for these assets at both collective level and individual asset. All individual significant assets were individually assessed for impairment. Those found not to be impaired were then collectively assessed for any impairment that had been incurred but not yet individually identified. Assets that were not individually significant were collectively assessed for impairment. Collective assessment was carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group used historical information on the timing of recoveries and the amount of loss incurred and made an adjustment if current economic and credit conditions were such that the actual losses were likely to be greater or lesser than suggested by historical trends.

An impairment loss was calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account.

For financial assets such as equity instruments which the carrying amount would be the cost, the impairment loss is the difference between the carrying value and the present value of estimated future cash receipts of a similar financial instruments discounted at current market rate. The impairment loss is recognized as profit and losses and would be not reversed as profit and losses.

Available-for-sale financial assets

For the financial assets classified as available-for-sale which its decrease in the fair value has been recognized as other comprehensive income, the loss which has been recognized as other comprehensive income would be reclassified from other comprehensive income to profit and losses less the amount already recognized as profit and losses.

If the fair value of an impaired available-for-sale debt security subsequently increased and the increase was related objectively to an event occurring after the impairment loss was recognized, then the impairment loss was reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale were not reversed through profit or loss.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

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

(l)	Provisions

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions, Continued

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

(m)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(n)	Employee Benefits

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

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

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. The Group has initially applied IFRS 15 from January 1, 2018 and recognized revenue according to the 5 stage revenue recognition model (①Identifying the contract g② Identifying performance obligation g③ Determining transaction price g④ Allocating the transaction price to performance obligation g⑤ Recognition of revenue at performance of obligation). The Group generates revenue primarily from sales of display panels to customer. Product revenue is recognized when the customer obtains control over the products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customers.

The Group includes return option in the sales contract of display panels to its customers thus the consideration received from the customer is subject to change. The Group has recognized the expected return amount of gross revenue as warranty provision until previous financial year. After applying the IFRS 15 “Revenue from contracts with customers”, the Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price some or all of an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

(p)	Operating Segments

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

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on the disposal of debt instruments measured at FVOCI, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax

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

(s)	Earnings Per Share

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2018, and the Group has not early adopted them.

(i) IFRS 16, Leases

IFRS 16, Leases, issued on January 13, 2016 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases—Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16, Leases introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e lessors continue to classify leases as finance or operating leases.

Previously, the Group recognized operating lease expense on a straight-line basis over the term of the lease. The nature of expenses related to those leases will now change because the Group will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

No significant impact is expected for the Group’s finance lease.

A lessee may apply the IFRS 16 to its leases either:

•	Retrospectively to each prior reporting period presented

•	Retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

A lessee shall apply the election consistently to all of its lease in which it is a lessee. The Group will apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

A lessee may use various practical expedients when applying IRFS 16 retrospectively to leases previously classified as operating leases applying IAS 17. Based on the Group’s assessment on the impact of the adoption, the right-of-use assets and lease liabilities increase as of January 1, 2019 and the overall impact on its consolidated financial statements are not significant as it accounts less than 1% of the Group’s total assets.

(ii) Other standards

The following amended standards and interpretations are not expected to have a significant impact on the Group’s financial statements.

•	IFRIC 23, Uncertainty over Tax Treatments

•	IFRS 9, Prepayment Features with Negative Compensation (Amendments to IFRS 9)

•	IAS 28, Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

•	IAS 19, Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

•	Amendments to References to Conceptual Framework in IFRS Standards.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2017 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,602,560	2,365,022
Deposits in banks
Time deposits	~~W~~	685,238	4,318
Restricted cash(*)		72,840	74,082

	~~W~~	758,078	78,400

Non-current assets
Deposits in banks
Restricted cash(*)	~~W~~	11	11

	~~W~~	3,360,649	2,443,433

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk- do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of December 31, 2017 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018
Trade, net	~~W~~	3,275,902	2,305,368
Due from related parties		1,049,218	523,795

	~~W~~	4,325,120	2,829,163

(b)	Other accounts receivable as of December 31, 2017 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2017		December 31, 2018
Current assets
Non-trade receivable, net	~~W~~	150,554	159,238
Accrued income		14,273	10,075

	~~W~~	164,827	169,313

Non-current assets
Long-term non-trade receivable		8,738	11,448

	~~W~~	173,565	180,761

Due from related parties included in other accounts receivable, as of December 31, 2017 and 2018 are ~~W~~10,821 million and ~~W~~39,092 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2017 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2017
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,323,465	173,493	(1,631)	(905)
Past due 1-15 days		2,652	488	(1)	(3)
Past due 16-30 days		631	65	—	(1)
Past due 31-60 days		—	208	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,326,752	174,876	(1,632)	(1,311)

(In millions of won)	December 31, 2018
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,807,598	177,689	(473)	(816)
Past due 1-15 days		21,558	3,148	(4)	(26)
Past due 16-30 days		454	441	—	(4)
Past due 31-60 days		30	96	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)	Trade accounts and notes receivable
	2016		2017	2018
Balance at the beginning of the year	~~W~~	1,507	1,488	1,632
(Reversal of) bad debt expense		(19)	144	(1,155)

Balance at the end of the year	~~W~~	1,488	1,632	477

(In millions of won)	Other accounts receivable
	2016		2017	2018
Balance at the beginning of the year	~~W~~	618	1,116	1,311
(Reversal of) bad debt expense		498	195	(30)

Balance at the end of the year	~~W~~	1,116	1,311	1,281

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2017 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2017		December 31, 2018
Current assets
Advance payments	~~W~~	7,973	13,259
Prepaid expenses		83,626	89,110
Value added tax refundable		148,351	436,190
Emission rights		1,978	—
Right to recover returned goods(*)		—	7,489

	~~W~~	241,928	546,048

Non-current assets
Long-term prepaid expenses	~~W~~	394,759	381,983

(*)	As a result from the initial application of IFRS 15, the Group recognized an asset for right to recover goods returned by the customer.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

6.	Other Financial Assets

(a)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument Government bonds	~~W~~	6
Deposits		10,480
Short-term loans		16,766

	~~W~~	27,252

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968
ARCH Venture Fund Vill, LP.		2,283

	~~W~~	4,980

Deposits	~~W~~	19,898
Long-term loans		32,408
Derivatives(*)		842

	~~W~~	59,836

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	13,059
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	106
Financial asset carried at amortized cost
Deposits	~~W~~	17,020
Short-term loans		16,116

	~~W~~	46,301

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	4,598
Kyulux, Inc.		2,460
Fineeva Co., Ltd.		286
ARCH Venture Fund Vill, L.P.		6,337

	~~W~~	13,681

Convertible bonds	~~W~~	1,327
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	55
Financial asset carried at amortized cost
Deposits	~~W~~	74,103
Long-term loans		55,048

	~~W~~	144,214

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

Other financial assets of related parties as of December 31, 2017 and 2018 are ~~W~~2,750 million and ~~W~~2,000 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2018
Finished goods	~~W~~	965,643	1,084,297
Work-in-process		748,592	856,388
Raw materials		344,997	554,720
Supplies		290,852	195,798

	~~W~~	2,350,084	2,691,203

For the years ended December 31, 2016, 2017 and 2018, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)	2016		2017	2018
Inventories recognized as cost of sales	~~W~~	22,754,270	22,424,661	21,251,305
Including: inventory write-downs		204,123	206,127	313,180

There were no significant reversals of inventory write-downs recognized during 2016, 2017 and 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

8.	Investments in Equity Accounted Investees

(a) Associates at the reporting date are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2017		2018
					Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~ 46,511	40%	~~W~~ 47,823
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13	2,887	13	4,166
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14	7,270	14	4,746
LB Gemini New Growth Fund No. 16(*2)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	31	5,910	—	—
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15	15,888	15	16,308
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17	23,732	17	23,441
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10	—	10	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2017		2018
					Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
CYNORA GmbH(*3)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%	~~W~~ 20,309	14%	~~W~~ 8,668
Material Science Co., Ltd.(*4)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	—	—	10	3,346
Nanosys Inc.(*5)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	—	—	4	5,491

						~~W~~ 122,507		~~W~~ 113,989

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20% as of December 31, 2018, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

8.	Investments in Equity Accounted Investees, Continued

(*1)

The Controlling Company recognized a reversal of impairment loss of ~~W~~802 million as finance income for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)

In 2018, the LB Gemini New Growth Fund No.16 (“the Fund”) which the Controlling Company was a member of a limited partnership, was approved to be dissolve at the general meeting and completed liquidation. In 2018, the Controlling Company received ~~W~~1,545 million in cash from the Fund and recognized ~~W~~385 million for the difference between the amount received and the carrying amount as finance cost.

(*3)

In 2018, the Controlling Company determined investments in CYNORA GmbH irrecoverable and accordingly recognized an impairment loss of ~~W~~11,641 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in CYNORA GmbH.

(*4)

In March 2018, the Controlling Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. In 2018, the Controlling Company assessed that the recoverability of the investment is uncertain. Accordingly, the Controlling Company recognized an impairment loss of ~~W~~671 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*5)

In May 2018, the Controlling Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. In 2018, the Controlling Company recognized an impairment loss of ~~W~~5,085 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc.

As of December 31, 2018, the market value for the Controlling Company’s investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~8,850 million, ~~W~~4,746 million, ~~W~~31,200 million and ~~W~~14,151 million, respectively.

Dividends received from equity method investees for the years ended December 31, 2016, 2017 and 2018 amounted to ~~W~~59,820 million, ~~W~~8,639 million and ~~W~~5,272 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information of the significant associate as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 are as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2017		December 31, 2018
Total assets	~~W~~	193,584	194,021
Current assets		146,702	128,788
Non-current assets		46,882	65,233
Total liabilities		77,174	72,686
Current liabilities		71,973	66,797
Non-current liabilities		5,201	5,889

(In millions of won)	2016		2017	2018
Revenue	~~W~~	549,559	408,846	384,144
Profit for the year		21,082	12,327	12,744
Other comprehensive income (loss)		16,477	(9,366)	2,612
Total comprehensive income		37,559	2,961	15,356

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2017 and 2018 is as follows:

(i) As of December 31, 2017

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	116,410	40%	46,564	—	(53)	46,511

(ii) As of December 31, 2018

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	121,335	40%	48,534	—	(711)	47,823

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2017 and 2018 is as follows:

(i) As of December 31, 2017

(In millions of won)
	Book value		Net profit of associates (applying ownership interest)
			Profit for the year	Other comprehensive income	Total comprehensive income
Other associates	~~W~~	75,996	3,943	5,093	9,036

(ii) As of December 31, 2018

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,166	(3,739)	(988)	(4,727)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2017 and 2018 are as follows:

(In millions of won)
		2017
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	52,750	—	(8,109)	5,617	(3,747)	—	46,511
	Others		119,933	(48,209)	(530)	3,943	5,093	(4,234)	75,996

		~~W~~	172,683	(48,209)	(8,639)	9,560	1,346	(4,234)	122,507

(In millions of won)
		2018
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	46,511	—	(4,172)	4,439	1,045	—	47,823
	Others		75,996	12,592	(1,100)	(3,739)	(988)	(16,595)	66,166

		~~W~~	122,507	12,592	(5,272)	700	57	(16,595)	113,989

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

9.	Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391
Accumulated depreciation as of January 1, 2017		—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)
Accumulated impairment loss as of January 1, 2017		—	(1,651)	(2,290)	—	—	—	(3,941)

Book value as of January 1, 2017	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449
Additions		—	—	—	—	7,272,476	—	7,272,476
Depreciation		—	(295,045)	(2,416,202)	(66,963)	—	(13,673)	(2,791,883)
Disposals		(1,042)	(7,206)	(75,275)	(52)	—	(3,133)	(86,708)
Others(*2)		69	339,640	3,825,155	87,186	(4,270,210)	18,160	—
Effect of movements in exchange rates		—	(63,222)	(140,306)	(3,087)	(14,213)	(687)	(221,515)
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960

Acquisition cost as of December 31, 2017	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	(1,757)	(2,290)	—	—	—	(4,047)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330
Accumulated depreciation as of January 1, 2018		—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)
Accumulated impairment loss as of January 1, 2018		—	(1,757)	(2,290)	—	—	—	(4,047)

Book value as of January 1, 2018	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960
Additions		—	—	—	—	8,605,551	—	8,605,551
Depreciation		—	(318,311)	(2,568,335)	(67,274)	—	(169,739)	(3,123,659)
Disposals		(15)	(161)	(112,752)	(311)	—	(2,971)	(116,210)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others(*2)		1,332	55,430	1,959,645	68,177	(2,357,412)	380,278	107,450
Effect of movements in exchange rates		—	9,809	14,520	359	15,010	312	40,010
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)
Reclassification to assets held-for-sale		—	(69,758)	(1)	(37)	—	(365)	(70,161)

Book value as of December 31, 2018	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	264,237	21,600,130

Acquisition cost as of December 31, 2018	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	633,220	60,518,509

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,991,445)	(34,817,982)	(692,372)	—	(368,893)	(38,870,782)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	(1,706)	(28,001)	—	(17,890)	—	(47,597)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c) Capitalized borrowing costs and capitalization rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Capitalized borrowing costs	~~W~~	16,909	47,686	146,607
Capitalization rate		2.91%	1.92%	2.80%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

10.	Intangible Assets

(a) Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good-will(*2)	Others (*3)	Total
Acquisition cost as of January 1, 2017	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991
Accumulated amortization as of January 1, 2017		(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937
Additions - internally developed		—	—	—	336,207	—	—	—	—	—	336,207
Additions - external purchases		22,746	—	4,819	—	108,761	—	—	—	—	136,326
Amortization(*1)		(42,195)	(78,939)	—	(295,787)	—	(4,659)	(1,108)	—	(5)	(422,693)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	98,989	—	—	(98,989)	—	—	(3,218)	—	(3,218)
Effect of movements in exchange rates		(19,847)	(4,332)	(6)	—	2,423	—	—	(3,806)	—	(25,568)

Book value as of December 31, 2017	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821

Acquisition cost as of December 31, 2017	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290

Accumulated amortization as of December 31, 2017	~~W~~	(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

10.	Intangible Assets, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)

As of December 31, 2017, the book value of goodwill decreased by ~~W~~3,218 million as the Group completed the fair value measurement of land use right, acquired from business combination during the year ended December 31, 2016.

(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

10.	Intangible Assets, Continued

(b) Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290
Accumulated amortization as of January 1, 2018		(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		24,596	—	2,844	—	100,820	—	—	—	—	128,260
Amortization(*1)		(43,437)	(80,159)	—	(302,685)	—	(3,517)	(1,107)	—	(1)	(430,906)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	95,028	449	—	(95,028)	—	—	—	—	449
Effect of movements in exchange rates		1,896	1,240	1	—	238	—	—	1,263	—	4,638

Book value as of December 31, 2018	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642

Acquisition cost as of December 31, 2018	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102

Accumulated amortization as of December 31, 2018	~~W~~	(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

10.	Intangible Assets, Continued

(c)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2017 and 2018 are as follows:

(i) As of December 31, 2017

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222	—
	TV		30,670	—
	Notebook		2,356	—
	Others		4,347	—

	Sub-Total	~~W~~	154,595

	Total	~~W~~	296,760

(ii) As of December 31, 2018

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

	Sub-Total	~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

	Sub-Total	~~W~~	216,509

	Total	~~W~~	366,910

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018
Current
Current portion of long-term borrowings and bonds	~~W~~	1,452,926	1,553,907

	~~W~~	1,452,926	1,553,907

Non-current
Won denominated borrowings	~~W~~	1,251,258	2,700,608
Foreign currency denominated borrowings		1,392,931	2,531,663
Bonds		1,506,003	1,772,599
Derivatives(*)		—	25,758

	~~W~~	4,150,192	7,030,628

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

(b)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won) Lender	Annual interest rate as of December 31, 2018 (%)	December 31, 2017		December 31, 2018
Woori Bank	3-year Korean Treasury Bond rate – 2.75	~~W~~	1,922	1,259
Shinhan Bank	—		200,000	—
Korea Development Bank and others	CD rate (91days) + 0.64, 2.43~3.25		1,250,000	2,850,000
Less current portion of long-term borrowings			(200,664)	(150,651)

		~~W~~	1,251,258	2,700,608

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won and USD, CNY) Lender	Annual interest rate as of December 31, 2018 (%)(*)	December 31, 2017		December 31, 2018
The Export-Import Bank of Korea	3ML+0.75~1.70	~~W~~	755,337		955,975
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: PBOC*(0.90~1.05)		1,385,097		2,419,286

Foreign currency equivalent		USD	1,500	USD	2,262
		CNY	3,263	CNY	5,198
Less current portion of long-term borrowings		~~W~~	(747,503)		(843,598)

		~~W~~	1,392,931		2,531,663

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents People’s Bank of China.

(d)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)	Maturity	Annual interest rate as of December 31, 2018 (%)	December 31, 2017		December 31, 2018
Won denominated bonds(*1)
Publicly issued bonds	April 2019 ~ February 2023	1.80~3.45	~~W~~	2,015,000		1,900,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		—		110,000
Less discount on bonds				(4,238)		(3,949)
Less current portion				(504,759)		(559,658)

			~~W~~	1,506,003		1,446,393

Foreign currency denominated bond(*2)
Publicly issued bond	November 2021	3.88	~~W~~	—		335,430
Foreign currency equivalent				—	USD	300
Less discount on bonds				—		(9,224)

			~~W~~	—		326,206

			~~W~~	1,506,003		1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bond is to be repaid at maturity and interests are paid semi-annually.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

12.	Employee Benefits

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

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,562,424	1,595,423
Fair value of plan assets		(1,466,977)	(1,550,063)

	~~W~~	95,447	45,360

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2017 and 2018 are as follows:

(In millions of won)
	2017		2018
Opening defined benefit obligations	~~W~~	1,401,396	1,562,424
Current service cost		195,850	204,668
Past service cost		—	(25,749)
Interest cost		40,844	49,145
Remeasurements (before tax)		(114)	(27,885)
Benefit payments		(76,011)	(88,562)
Transfers from (to) related parties		534	(4,217)
Curtailment of plans		—	(74,459)
Others		(75)	58

Closing defined benefit obligations	~~W~~	1,562,424	1,595,423

Weighted average remaining maturity of defined benefit obligations as of December 31, 2017 and 2018 are 14.0 years and 14.4 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2017 and 2018 are as follows:

(In millions of won)
	2017		2018
Opening fair value of plan assets	~~W~~	1,258,409	1,466,977
Expected return on plan assets		38,453	48,184
Remeasurements (before tax)		(16,374)	(22,195)
Contributions by employer directly to plan assets		250,998	212,224
Benefit payments		(64,509)	(80,690)
Curtailment of plans		—	(74,437)

Closing fair value of plan assets	~~W~~	1,466,977	1,550,063

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,466,977	1,550,063

As of December 31, 2018, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2019 is ~~W~~63,688 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)	2016		2017	2018
Current service cost	~~W~~	210,682	195,850	204,668
Past service cost		—	—	(25,749)
Net interest cost		10,280	2,391	961

	~~W~~	220,962	198,241	179,880

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2016		2017	2018
Cost of sales	~~W~~	177,652	158,418	134,879
Selling expenses		12,513	11,114	11,045
Administrative expenses		16,486	16,287	19,472
Research and development expenses		14,311	12,422	14,484

	~~W~~	220,962	198,241	179,880

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)	2016		2017	2018
Balance at January 1	~~W~~	(281,902)	(163,950)	(170,510)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		70,258	(48,890)	56,225
Demographic assumptions		(4,605)	(7,702)	(15,379)
Financial assumptions		95,429	56,706	(12,961)
Return on plan assets		(5,736)	(16,374)	(22,195)
Share of associates regarding remeasurements		200	441	20

		155,546	(15,819)	5,710

Income tax		(37,594)	9,259	(1,169)

Balance at December 31	~~W~~	(163,950)	(170,510)	(165,969)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2017	2018
Expected rate of salary increase	4.7%	4.3%
Discount rate for defined benefit obligations	3.2%	2.8%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2017	December 31, 2018
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2018:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(199,750)	241,608
Expected rate of salary increase		236,002	(199,363)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

13.	Provisions

Changes in provisions for the year ended December 31, 2017 are as follows:

(In millions of won)
	Litigation and claims		Warranties(*)	Others	Total
Balance of January 1, 2017	~~W~~	—	62,462	1,665	64,127
Additions		43	251,131	170	251,344
Usage and reclassification		—	(211,143)	—	(211,143)

Balance at December 31, 2017	~~W~~	43	102,450	1,835	104,328

Current	~~W~~	43	74,138	1,835	76,016
Non-current	~~W~~	—	28,312	—	28,312

Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
	Litigations and claims		Warranties(*)	Others	Total
Balance at January 1, 2018	~~W~~	43	102,450	1,835	104,328
Adjustment from adoption of IFRS 15		—	—	9,789	9,789
Additions (reversals)		—	234,928	(2,694)	232,234
Usage		(43)	(215,290)	—	(215,333)

Balance at December 31, 2018	~~W~~	—	122,088	8,930	131,018

Current	~~W~~	—	89,324	8,930	98,254
Non-current	~~W~~	—	32,764	—	32,764

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

14.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018
Current liabilities
Withholdings	~~W~~	63,766	30,970
Unearned revenues		12,225	43,841
Security deposits		—	165

	~~W~~	75,991	74,976

Non-current liabilities
Long-term accrued expenses	~~W~~	70,561	80,817
Long-term other accounts payable		2	3,103
Long-term unearned revenue		—	2,116
Security deposits		—	10,790

	~~W~~	70,563	96,826

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. The Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement with Argos in November 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

15.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,670 million (~~W~~1,867,227 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned above, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)

Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW USD	90,000 25	90,000 27,953	— USD	12	— 13,286
	Sumitomo Mitsui Banking Corporation	USD	20	22,362		—	—
		KRW	130,000	130,000	KRW	36,089	36,089
	Bank of Tokyo-Mitsubishi UFJ	USD	40	44,724	USD	40	44,516
	BNP Paribas	USD	200	223,620	USD	12	13,630
	ING Bank	USD	150	167,715	USD	31	35,554

		USD	435		USD	95
		KRW	220,000	706,374	KRW	36,089	143,075

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	335,430	USD	209	233,364

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	52	58,141	USD	9	10,063
	Australia and New Zealand Banking Group Ltd	USD	70	78,267	USD	52	58,142
	Taishin International Bank	USD	289	323,131	USD	86	96,157

LG Display Germany GmbH	Citibank	USD	160	178,896		—	—
	BNP Paribas	USD	75	83,858	USD	75	83,767

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	447,240	USD	230	257,164
	Standard Chartered Bank	USD	600	670,860	USD	515	575,823
	Sumitomo Mitsui Banking Corporation	USD	80	89,448	USD	67	74,915

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	20	22,362		—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China		—	—		—	—

		USD	2,046	2,287,633	USD	1,243	1,389,395

		USD	2,481		USD	1,338
		KRD	220,000	2,994,007	KRW	36,089	1,532,470

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

15.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2018, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,543 million) with KEB Hana Bank, USD 80 million (~~W~~89,448 million) with Bank of China and USD 50 million (~~W~~55,905 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~341,929 million) from Korea Development Bank for foreign currency denominated bonds and USD 8.5 million (~~W~~9,504 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY1,711 million (~~W~~278,401 million), JPY 900 million (~~W~~9,119 million), EUR 2.5 million (~~W~~3,198 million), VND 40,498 million (~~W~~1,952 million), USD 0.5 million (~~W~~559 million), PLN 0.1 million (~~W~~30 million) and, respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2018, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2018, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,475 million (~~W~~1,649,198 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter.

The Controlling Company received payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank loan amounting to USD 240 million (~~W~~268,093 million) from China Construction Bank, as of December 31, 2018, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~146,262 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

16.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2017 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2016 to December 31, 2018.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018
Foreign currency translation differences for foreign operations	~~W~~	(259,749)	(272,474)
Other comprehensive loss from associates (excluding remeasurements of net defined benefit liabilities)		(28,531)	(28,494)

	~~W~~	(288,280)	(300,968)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

16.	Capital and Reserves, Continued

(b)	Reserves, Continued

The movement in reserves for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	Net change in fair value of available-for- sale financial assets		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2016	~~W~~	58	18,196	(24,020)	(5,766)
Change in reserves		(58)	(77,238)	(5,416)	(82,712)
December 31, 2016		—	(59,042)	(29,436)	(88,478)
January 1, 2017		—	(59,042)	(29,436)	(88,478)
Change in reserves		—	(200,707)	905	(199,802)
December 31, 2017		—	(259,749)	(28,531)	(288,280)
January 1, 2018		—	(259,749)	(28,531)	(288,280)
Change in reserves		—	(12,725)	37	(12,688)
December 31, 2018		—	(272,474)	(28,494)	(300,968)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

17. Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2016, 2017 and 2018.

(a)	Revenue by geography

(In millions of won)
Region	2016		2017	2018
Domestic	~~W~~	1,825,191	1,996,183	1,589,452
Foreign
China		18,367,767	18,090,974	15,242,533
Asia (excluding China)		2,148,676	2,383,390	2,481,112
United States		2,053,317	2,724,714	2,462,918
Europe (excluding Poland)		983,672	1,433,126	1,496,138
Poland		1,125,451	1,161,829	1,064,418

		24,678,883	25,794,033	22,747,119

	~~W~~	26,504,074	27,790,216	24,336,571

Sales to Company A and Company B amount to ~~W~~7,262,255 million and ~~W~~5,171,354 million, respectively, for the year ended December 31, 2018 (2016: ~~W~~9,122,385 million and ~~W~~5,808,630 million, 2017: ~~W~~9,027,165 million and ~~W~~6,511,961 million). The Group’s top ten end-brand customers together accounted for 77% of sales for the year ended December 31, 2018 (2016: 82%, 2017: 81%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2017			December 31, 2018
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,487,111	731,373	14,984,688	816,808
Foreign
China		2,929,739	17,244	5,049,216	12,332
Others		785,110	164,204	1,566,226	158,502

	~~W~~	3,714,849	181,448	6,615,442	170,834

	~~W~~	16,201,960	912,821	21,600,130	987,642

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2016		2017	2018
Panels for:
Televisions	~~W~~	10,132,520	11,717,982	9,727,260
Desktop monitors		4,035,195	4,393,482	4,040,025
Tablet products		2,695,808	2,369,634	1,990,766
Notebook computers		2,383,532	2,244,088	2,836,888
Mobile and others		7,257,019	7,065,030	5,741,632

	~~W~~	26,504,074	27,790,216	24,336,571

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Changes in inventories	~~W~~	63,884	(62,299)	(341,120)
Purchases of raw materials, merchandise and others		14,244,942	13,548,848	12,863,812
Depreciation and amortization		3,021,571	3,214,576	3,554,565
Outsourcing fees		819,742	771,697	825,393
Labor costs		3,022,607	3,258,427	3,222,110
Supplies and others		1,053,245	1,239,915	1,010,352
Utility		840,664	865,347	899,075
Fees and commissions		638,732	692,125	722,134
Shipping costs		224,742	249,820	240,288
Advertising		67,636	236,440	112,400
Warranty expenses		166,691	251,131	234,928
Travel		73,807	92,976	104,009
Taxes and dues		74,506	91,806	123,210
Others		927,218	919,051	757,673

	~~W~~	25,239,987	25,369,860	24,328,829

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2016, 2017, and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Salaries(*1)	~~W~~	276,824	327,288	500,610
Expenses related to defined benefit plans(*2)		28,999	27,401	30,724
Other employee benefits		89,717	94,740	90,348
Shipping costs		191,442	214,866	200,434
Fees and commissions		192,786	197,070	221,050
Depreciation		129,225	138,711	174,575
Taxes and dues		30,523	46,317	65,621
Advertising		67,636	236,440	112,400
Warranty expenses		166,691	251,131	234,928
Rent		25,840	26,711	26,691
Insurance		11,561	12,459	11,584
Travel		23,343	27,879	24,659
Training		14,464	16,311	13,309
Others		56,342	73,181	65,343

	~~W~~	1,305,393	1,690,505	1,772,276

(*1)	The expense related to retirement allowance for the year ended December 31, 2018 is ~~W~~184,941 million.
(*2)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~111 million.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Salaries and wages	~~W~~	2,418,869	2,704,217	2,720,014
Other employee benefits		459,730	483,704	500,169
Contributions to National Pension plan		69,588	73,061	75,668
Expenses related to defined benefit plan and defined contribution plan(*)		220,962	198,241	180,737

	~~W~~	3,169,149	3,459,223	3,476,588

(*)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~857 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

21.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Foreign currency gain	~~W~~	1,543,909	969,425	970,306
Gain on disposal of property, plant and equipment		14,637	101,227	6,620
Gain on disposal of intangible assets		—	308	239
Reversal of impairment loss on intangible assets		—	35	348
Rental income		5,152	2,212	3,584
Others		28,103	8,539	23,040

	~~W~~	1,591,801	1,081,746	1,004,037

(b)	Details of other expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Foreign currency loss	~~W~~	1,420,502	1,189,193	1,030,084
Other bad debt expenses		—	1,798	4
Loss on disposal of property, plant and equipment		7,466	20,030	15,048
Impairment loss on property, plant and equipment		1,610	—	43,601
Loss on disposal of intangible assets		75	30	—
Impairment loss on intangible assets		138	1,809	82
Donations		22,221	17,152	7,698
Expenses related to legal proceedings or claims and others		15,819	443	18,716

	~~W~~	1,467,831	1,230,455	1,115,233

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Finance income
Interest income	~~W~~	42,079	60,106	69,020
Foreign currency gain		81,554	210,890	160,989
Gain on disposal of investments in equity accounted investees		11,367	3,669	—
Reversal of impairment loss of investments in equity accounted investees		—	—	802
Gain on transaction of derivatives		4,427	3,106	2,075
Gain on valuation of derivatives		244	1,070	13,059
Gain on disposal of available-for-sale financial assets		—	8	—
Gain on valuation of financial asset at fair value through profit or loss		—	170	8,186

	~~W~~	139,671	279,019	254,131

Finance costs
Interest expense	~~W~~	113,285	90,538	80,517
Foreign currency loss		132,320	126,642	184,309
Loss on disposal of investments in equity accounted investees		5,643	42,112	595
Loss on impairment of investments in equity accounted investees		6,137	4,234	17,397
Loss on impairment of available-for-sale financial assets		3,757	1,948	—
Loss on valuation of financial asset at fair value through profit or loss		118	—	225
Loss on sale of trade accounts and notes receivable		2,886	784	13,361
Loss on transaction of derivatives		334	514	49
Loss on valuation of derivatives		472	—	26,600
Others		1,234	2,084	3,840

	~~W~~	266,186	268,856	326,893

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

22.	Finance Income and Finance Costs, Continued

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Foreign currency translation differences for foreign operations	~~W~~	(90,503)	(231,738)	(19,987)
Net change in fair value of available-for-sale financial assets		(77)	—	—
Tax effect		19	—	—

Finance income (costs) recognized in other comprehensive income (loss) after tax	~~W~~	(90,561)	(231,738)	(19,987)

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)	2016		2017	2018
Current tax expense
Current year		361,237	512,123	167,394
Adjustment for prior years		—	—	82,225

	~~W~~	361,237	512,123	249,619

Deferred tax expense (benefit)
Origination and reversal of temporary differences		(49,190)	(104,835)	(226,360)
Change in unrecognized deferred tax assets		72,678	(11,708)	64,818

		23,488	(116,543)	(161,542)

Income tax expense	~~W~~	384,725	395,580	88,077

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

23.	Income Taxes, Continued

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2016, 2017, and 2018 are as follows:

(In millions of won)	2016
	Before tax		Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	19	(58)
Remeasurements of net defined benefit liabilities (assets)		155,346	(37,594)	117,752
Foreign currency translation differences for foreign operations		(90,503)	—	(90,503)
Change in equity of equity method investee		(5,216)	—	(5,216)

	~~W~~	59,550	(37,575)	21,975

(In millions of won)	2017
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—
Remeasurements of net defined benefit liabilities (assets)		(16,260)	9,259	(7,001)
Foreign currency translation differences for foreign operations		(231,738)	—	(231,738)
Change in equity of equity method investee		1,346	—	1,346

	~~W~~	(246,652)	9,259	(237,393)

(In millions of won)
	2018
	Before tax		Tax expense	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—
Remeasurements of net defined benefit liabilities (assets)		5,690	(1,169)	4,521
Foreign currency translation differences for foreign operations		(19,987)	—	(19,987)
Change in equity of equity method investee		57	—	57
	~~W~~	(14,240)	(1,169)	(15,409)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2016, 2017, and 2018 is as follows:

(In millions of won)	2016			2017		2018
Profit (loss) before income taxes	~~W~~		1,316,233		2,332,632		(91,366)

Income tax using the statutory tax rate of each country		33.49%	440,753	28.54%	665,733	(33.60%)	30,695
Non-deductible expenses		3.39%	44,606	2.72%	63,416	(40.07%)	36,608
Tax credits		(11.45%)	(150,663)	(10.64%)	(248,191)	117.27%	(107,146)
Change in unrecognized deferred tax assets		5.52%	72,678	(0.50%)	(11,708)	(70.94%)	64,818
Adjustment for prior years		—	—	—	—	(90.00%)	82,225
Effect on change in tax rate (Note 24(d))		—	—	(3.10%)	(72,376)	15.68%	(14,326)
Others		(1.72%)	(22,649)	(0.06%)	(1,294)	5.25%	(4,797)

Actual income tax expense	~~W~~		384,725		395,580		88,077

Actual effective tax rate			29.23%		16.96%		(*)

(*)	Actual effective tax rate are not calculated due to loss before income tax.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2017 and 2018, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~103,946 million and ~~W~~85,368 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2018, the Controlling Company recognized deferred tax assets of ~~W~~308,393 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~29,770	—	58,391	91,862

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2017		December, 31, 2018	December, 31, 2017	December, 31, 2018	December, 31, 2017	December, 31, 2018
Other accounts receivable, net	~~W~~	—	—	(1,441)	(1,013)	(1,441)	(1,013)
Inventories, net		34,550	60,606	—	—	34,550	60,606
Defined benefit liabilities, net		2,375	—	—	—	2,375	—
Unrealized gain or loss and others		29,061	13,404	—	—	29,061	13,404
Accrued expenses		183,903	126,072	—	—	183,903	126,072
Property, plant and equipment		409,928	445,721	—	(1,495)	409,928	444,226
Intangible assets		3,457	3,468	(24,646)	(14,588)	(21,189)	(11,120)
Provisions		27,018	32,468	—	—	27,018	32,468
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		27,562	20,850	—	(7,665)	27,562	13,185
Tax loss carryforwards		—	134,845	—	—	—	134,845
Tax credit carryforwards		268,926	308,393	—	—	268,926	308,393

Deferred tax assets (liabilities)	~~W~~	986,793	1,145,840	(26,087)	(24,761)	960,706	1,121,079

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2017 and 2018 are as follows:

(In millions of won)
	January 1, 2017		Profit or loss	Other compre- hensive income (loss)	December 31, 2017	Profit or loss	Other compre- hensive income	December 31, 2018
Other accounts receivable, net	~~W~~	(1,190)	(251)	—	(1,441)	428	—	(1,013)
Inventories, net		35,771	(1,221)	—	34,550	26,056	—	60,606
Defined benefit liabilities, net		10,817	(17,701)	9,259	2,375	(1,206)	(1,169)	—
Subsidiaries and associates		34,777	(5,716)	—	29,061	(15,657)	—	13,404
Accrued expenses		122,998	60,905	—	183,903	(57,831)	—	126,072
Property, plant and equipment		338,860	71,068	—	409,928	34,298	—	444,226
Intangible assets		(31,027)	9,838	—	(21,189)	10,069	—	(11,120)
Provisions		15,051	11,967	—	27,018	5,450	—	32,468
Gain or loss on foreign currency translation, net		11	2	—	13	—	—	13
Others		21,435	6,127	—	27,562	(14,377)	—	13,185
Tax loss carryforwards		—	—	—	—	134,845	—	134,845
Tax credit carryforwards		287,400	(18,474)	—	268,926	39,467	—	308,393

Deferred tax assets (liabilities)	~~W~~	834,903	116,544	9,259	960,706	161,542	(1,169)	1,121,079

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2017. During the year ended December 31, 2017, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Deferred taxes as of December 31, 2017 and December 31, 2018 have been measured using the applicable tax rates from the amendment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

25.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In won and No. of shares)
	2016		2017	2018
Profit (loss) attributable to owners of the Controlling Company	~~W~~	906,714,278,688	1,802,756,119,275	(207,239,484,774)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	2,534	5,038	(579)

For the years ended December 31, 2016, 2017 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the years ended December 31, 2016, 2017 and 2018 are not calculated since there was no potential common stock.

26.	Financial Risk Management

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

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. The Group entered into a currency swap contract to hedge currency risk with respect to foreign currency borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(i)	Currency Risk, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Borrowings	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

(In millions)	December 31, 2018
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivable	21	852	201	3	4	—	23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Borrowings	(2,571)	—	(5,198)	—	—	—	—

Aggregate notional amounts in financial position	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency swap contracts	780	—	—	—	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(i)	Currency Risk, Continued

i) Exposure to currency risk, Continued

Average exchange rates applied during the reporting periods are as follows:

(In won)	Average rate				Reporting date spot rate
	2016		2017	2018	December 31, 2017	December 31, 2018
USD	~~W~~	1,159.83	1,131.08	1,100.21	1,071.40	1,118.10
JPY		10.67	10.09	9.96	9.49	10.13
CNY		174.40	167.52	166.41	163.65	162.76
TWD		35.97	37.16	36.51	35.92	36.58
EUR		1,283.95	1,277.01	1,298.53	1,279.25	1,279.16
PLN		294.41	299.98	304.87	306.07	297.33
VND		0.0518	0.0498	0.0478	0.0472	0.0482

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2017 and 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2017			December 31, 2018
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	50,040	91,238	(46,136)	38,725
JPY (5 percent weakening)		(10,294)	(9,141)	(12,060)	(10,497)
CNY (5 percent weakening)		13,212	(6,396)	41,779	318
TWD (5 percent weakening)		23	1	413	1
EUR (5 percent weakening)		16	594	1,197	390
PLN (5 percent weakening)		2,515	(120)	3,451	(236)
VND (5 percent weakening)		(4,445)	—	273	273

A stronger won against the above currencies as of December 31, 2017 and 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(ii) Interest Rate Risk

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2017		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	3,360,800	2,443,583
Financial liabilities		(2,962,671)	(5,033,515)

	~~W~~	398,129	(2,589,932)

Variable rate instruments
Financial liabilities	~~W~~	(2,640,447)	(3,525,262)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2017 and 2018 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362
December 31, 2018
Variable rate instruments(*)	~~W~~	(25,558)	25,558	(25,558)	25,558

(*) Financial instruments subject to interest rate swap not qualified for hedging are excluded.

(iii) Credit risk

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(iii) Credit risk, Continued

In relation to the impairment of financial assets, the Group recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2017 and 2018 are as follows:

i) As of December 31, 2017

(In millions of won)
	December 31, 2017
Cash and cash equivalents	~~W~~	2,602,560
Deposits in banks		758,089
Trade accounts and notes receivable		4,325,120
Non-trade receivable		150,554
Accrued income		14,273
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		30,378
Short-term loans		16,766
Long-term loans		32,408
Long-term non-trade receivable		8,738
Derivatives		842

	~~W~~	7,941,442

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

ii) As of December 31, 2018

(In millions of won)
	December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022
Deposits in banks		78,411
Trade accounts and notes receivable		2,829,163
Non-trade receivable		159,238
Accrued income		10,075
Deposits		91,123
Short-term loans		16,116
Long-term loans		55,048
Long-term non-trade receivable		11,448

	~~W~~	5,615,644

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327
Derivatives		13,059

	~~W~~	14,386

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161

	~~W~~	5,630,191

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

For the years ended December 31, 2016, 2017 and 2018

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

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank borrowings	~~W~~	268,093	268,190	268,190	—	—	—	—
Unsecured bank borrowings		5,958,427	6,588,502	565,832	356,688	973,297	4,169,682	523,003
Unsecured bond issues		2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177
Trade accounts and notes payable		3,087,461	3,087,461	3,087,461	—	—	—	—
Other accounts payable		3,566,629	3,566,629	3,565,599	1,030	—	—	—
Long-term other accounts payable		3,103	3,103	—	—	2,077	1,026	—
Security deposits		10,955	10,955	—	165	10,790	—	—
Derivative financial liabilities
Derivatives	~~W~~	25,758	(35,140)	(6,742)	(6,728)	(12,517)	(9,153)	—

	~~W~~	15,252,683	16,027,253	7,772,078	679,555	1,430,637	5,481,803	663,180

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

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

(In millions of won)
	December 31, 2017		December 31, 2018
Total liabilities	~~W~~	14,178,177	18,289,464
Total equity		14,981,510	14,886,246
Cash and deposits in banks(*1)		3,360,638	2,443,422
Borrowings (including bonds)		5,603,118	8,558,777
Total liabilities to equity ratio		95%	123%
Net borrowings to equity ratio(*2)		15%	41%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(e)	Determination of fair value

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

i) Current assets and liabilities

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

iii) Investments in equity and debt securities

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2017 and 2018 are as follows:

i) As of December 31, 2017

(In millions of won)	December 31, 2017
	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560	(*)
Deposits in banks		758,089	(*)
Trade accounts and notes receivable		4,325,120	(*)
Non-trade receivable		150,554	(*)
Accrued income		14,273	(*)
Deposits		30,378	(*)
Short-term loans		16,766	(*)
Long-term loans		32,408	(*)
Long-term non-trade receivable		8,738	(*)
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	642,172	642,172
Unsecured bank borrowings		2,950,184	2,955,399
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,875,090	(*)
Other accounts payable		3,169,937	3,170,147
Long-term other accounts payable		2	(*)

(*) Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

ii) As of December 31, 2018

(In millions of won)
	December 31, 2018
	Carrying amounts		Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022	(*)
Deposits in banks		78,411	(*)
Trade accounts and notes receivable		2,829,163	(*)
Non-trade receivable		159,238	(*)
Accrued income		10,075	(*)
Deposits		91,123	(*)
Short-term loans		16,116	(*)
Long-term loans		55,048	(*)
Long-term non-trade receivable		11,448	(*)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	13,681	13,681
Convertible bonds		1,327	1,327
Derivatives		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	25,758
Financial liabilities carried at amortized cost
Secured bank borrowings	~~W~~	268,093	268,093
Unsecured bank borrowings		5,958,427	6,013,903
Unsecured bond issues		2,332,257	2,384,987
Trade accounts and notes payable		3,087,461	(*)
Other accounts payable		3,566,629	(*)
Long-term other accounts payable		3,103	(*)
Security deposits		10,955	(*)

(*) Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2017 and 2018 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2017
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instrument	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2017 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	268,093	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	6,013,903	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2017	December 31, 2018
Borrowings, bonds and others	1.57~2.92%	2.09~3.37%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

27.	Changes in liabilities arising from financing activities

Changes	in liabilities arising from financing activities for the year ended December 31, 2018 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2018		Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	December 31, 2018
Short-term borrowings	~~W~~	—	(720)	—	720	—	—
Current portion of long-term borrowings and bonds		1,452,926	(1,859,098)	1,904,888	54,659	532	1,553,907
Long-term borrowings		2,644,189	3,882,958	(1,345,520)	50,644	—	5,232,271
Bonds		1,506,003	828,169	(559,368)	(4,172)	1,967	1,772,599

	~~W~~	5,603,118	2,851,309	—	101,851	2,499	8,558,777

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others

(a)	Related parties

Related parties for the periods presented are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
INVENIA Co., Ltd.		54	—	1,429	48,398	—	261
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	31,299	—	1,373
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
Shinbo Electric Co., Ltd.		204,637	—	355,607	—	2,449	1,097
Narenanotech Corporation		17	—	513	24,821	—	909
WooRee E&L Co., Ltd.		—	—	—	—	—	32
YAS Co., Ltd.		44	—	2,076	80,836	—	1,758
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—

	~~W~~	207,254	29,918	921,592	185,354	80,723	12,624

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,580,279	—	23,047	538,175	—	103,158
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	69
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	141
LG Electronics Nanjing New Technology Co., Ltd.		229,773	—	—	293	—	1,876
LG Electronics RUS, LLC		127,316	—	—	—	—	2,993
LG Electronics do Brasil Ltda.		133,903	—	—	—	—	3,430
LG Innotek Co., Ltd.		11,503	—	209,878	—	—	9,873
Qingdao LG Inspur Digital Communication Co., Ltd.		47,804	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		370,966	—	—	—	—	5
LG Electronics Mexicalli, S.A. DE C.V.		210,021	—	—	—	—	77
LG Electronics Mlawa Sp. z o.o.		709,558	—	—	—	—	895
LG Electronics Taiwan Taipei Co., Ltd.		11,919	—	—	—	—	27

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Wroclaw Sp. z o.o.	~~W~~	290,785	—	—	—	—	99
LG Hitachi Water Solutions Co., Ltd.		—	—	—	167,987	—	2,782
LG Electronics Reynosa, S.A. DE C.V.		1,074,790	—	—	—	—	1,907
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	4,994	—	259
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Hientech (Tianjin) Co., Ltd.		—	—	—	28,587	—	10,613
LG Electronics S.A. (Pty) Ltd		21,236	—	—	—	—	39
Others		2,289	—	—	—	—	4,094

	~~W~~	3,496,300	—	209,878	201,861	—	64,577

	~~W~~	5,343,221	59,820	1,154,517	925,390	80,723	180,902

(*1)	Represents transactions occurred prior to exchange of equity interests.
(*2)	Represent transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd.(*)		15,812	—	—	—	—	21
Narenanotech Corporation(*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.		—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673
LG Electronics do Brasil Ltda.		192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,568

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2017and 2018 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2018	December 31, 2017	December 31, 2018
Associates
INVENIA Co., Ltd.		2,375	2,000	18,662	30,179
AVATEC Co., Ltd.		—	—	2,949	4,382
Paju Electric Glass Co., Ltd.		—	—	60,141	60,566
WooRee E&L Co., Ltd.		—	—	61	7
YAS Co., Ltd.		375	—	6,474	6,145

	~~W~~	2,750	2,000	88,287	101,279

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	550,335	247,679	257,071	430,677
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics do Brasil Ltda.	~~W~~	19,091	15,608	10	62
LG Electronics RUS, LLC		25,102	22,570	80	90
LG Innotek Co., Ltd.		407	2,885	62,675	47,382
Qingdao LG Inspur Digital Communication Co., Ltd.		13,061	3,530	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		55,278	13,172	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2018	December 31, 2017	December 31, 2018
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	29,440	15,305	—	—
LG Electronics Mlawa Sp. z o.o.		136,874	70,236	25	33
LG Electronics Nanjing New Technology Co., Ltd.		46,373	43,463	699	139
LG Electronics Reynosa, S.A. DE C.V.		137,413	69,189	82	134
LG Electronics Vietnam Haiphong Co., Ltd.		36,017	25,544	3,917	—
LG Hitachi Water Solutions Co., Ltd.		—	9,100	154,864	50,425
Hientech (Tianjin) Co., Ltd.		—	—	5,600	16,345
HiEntech Co., Ltd.		—	—	6,679	16,816
LG Electronics India Pvt. Ltd.		3,030	9,047	—	29
LG Electronics Egypt S.A.E.		—	10,296	1	—
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	17,654
Others		7,618	5,263	1,714	1,246

	~~W~~	509,704	315,208	236,346	150,355

	~~W~~	1,062,789	564,887	581,704	682,311

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2018 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

(In millions of won)
	Loans(*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	375	2,000
YAS Co., Ltd.		375	—	375	—

	~~W~~	2,750	—	750	2,000

(*)	Loans are presented based on nominal amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

28.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of won)
	2016		2017	2018
Short-term benefits	~~W~~	2,323	3,724	2,622
Expenses related to the defined benefit plan		897	488	794

	~~W~~	3,220	4,212	3,416

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2016, 2017 and 2018 is as follows:

(In millions of won)
	2016		2017	2018
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	809,406	632,355	516,734

30.	Non-current Assets Held for Sale

The Group plans to dispose a part of tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. The Group expects to complete the sale within the first half of 2019.

(1)	impairment loss of disposal group

Fair value less costs to sell of disposal group is expected to exceed the carrying amount and no impairment loss is recognized to the non-current assets held for sale.

(2)	assets of disposal group

Non-current assets as held for sale at the reporting date is as follows:

(In millions of won)
December 31, 2018
Property, plant and equipment	~~W~~	70,161