Form 20-F
period 2019-12-31
LG Display Co., Ltd.
filed 2020-04-29
CIK 1290109

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

MyoungWoon Ahn

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

Telephone No.: +82-2-3777-1010

Facsimile No.: +82-2-3777-0793

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of Common Stock	LPL	New York Stock Exchange
Common Stock, par value ~~W~~5,000 per share	LPL	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2018 and 2019 and for each of the years ended in the three-year period ended December 31, 2019 included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “CNY” or “Chinese Yuan” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “PLN” are to the currency of the Republic of Poland, all references to “R$” are to the currency of Brazil, all references to “SG$” are to the currency of Singapore, and all references to “VND” are to the currency of Vietnam.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2019, which was ~~W~~1,155.46 = US$1.00.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as “contemplate,” “seek to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management’s present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the cyclical nature of our industry;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to compete effectively;

•	our dependence on a select group of key customers;

•	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the display panel industry;

•	possible disruptions in commercial activities caused by events such as natural disasters, health epidemics, terrorist activity and armed conflict;

•	fluctuations in foreign currency exchange rates; and

•	those other risks identified in the “Risk Factors” section of this annual report.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2018 and 2019 and for each of the years in the three-year period ended December 31, 2019 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2018 and 2019 included in the Form 6-K furnished to the SEC on February 27, 2020 is a profit of ~~W~~93 billion and a loss of ~~W~~1,359 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 27, 2020, which is not incorporated by reference to this annual report.

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

Consolidated statements of comprehensive income (loss) data

	Year ended December 31,
	2015		2016		2017		2018		2019 (1)		2019 (2)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	~~W~~	28,384	~~W~~	26,504	~~W~~	27,790	~~W~~	24,337	~~W~~	23,476	US$	20,317
Cost of sales		(24,070)		(22,754)		(22,425)		(21,251)		(21,607)		(18,700)
Gross profit		4,314		3,750		5,366		3,085		1,868		1,617
Selling expenses		(878)		(695)		(994)		(834)		(1,058)		(916)
Administrative expenses		(593)		(610)		(696)		(938)		(948)		(820)
Research and development expenses		(1,218)		(1,134)		(1,213)		(1,221)		(1,222)		(1,058)
Profit (loss) before income tax		1,434		1,316		2,333		(91)		(3,344)		(2,894)
Income tax (expense) benefit		(411)		(385)		(396)		(88)		472		408
Profit (loss) for the year		1,023		931		1,937		(179)		(2,872)		(2,486)
Total comprehensive income (loss) for the year		1,003		953		1,700		(195)		(2,668)		(2,309)
Basic earnings (loss) per share (Won, US$)	~~W~~	2,701	~~W~~	2,534	~~W~~	5,038	~~W~~	(579)	~~W~~	(7,908)	US$	(7)
Diluted earnings (loss) per share (Won, US$)	~~W~~	2,701	~~W~~	2,534	~~W~~	5,038	~~W~~	(579)	~~W~~	(7,908)	US$	(7)

Consolidated statements of financial position data

	As of December 31,
	2015		2016		2017		2018		2019 (1)		2019 (2)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	~~W~~	752	~~W~~	1,559	~~W~~	2,603	~~W~~	2,365	~~W~~	3,336	US$	2,887
Deposits in banks		1,772		1,164		758		78		79		68
Trade accounts and notes receivable, net		4,098		4,958		4,325		2,829		3,154		2,730
Inventories		2,352		2,288		2,350		2,691		2,051		1,775
Total current assets		9,532		10,484		10,474		8,800		10,248		8,869
Property, plant and equipment, net		10,546		12,031		16,202		21,600		22,088		19,116
Total assets		22,577		24,884		29,160		33,176		35,575		30,789
Trade accounts and notes payable		2,765		2,877		2,875		3,087		2,618		2,266
Current financial liabilities		1,416		668		1,453		1,554		1,977		1,711
Other accounts payable		1,500		2,450		3,170		3,567		4,397		3,805
Total current liabilities		6,607		7,058		8,979		9,954		10,985		9,507
Non-current financial liabilities		2,808		4,111		4,150		7,031		11,613		10,051
Long-term advance received		—		—		830		1,114		321		278
Total liabilities		9,872		11,422		14,718		18,289		23,086		19,980
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,496
Retained earnings		8,159		9,004		10,622		10,240		7,503		6,494
Total equity		12,705		13,462		14,982		14,886		12,488		10,808

Other financial data

	Year ended December 31,
	2015		2016		2017		2018		2019 (1)		2019 (2)
	(in billions of Won, except for percentages and per share data)										(in millions of US$, except for percentages and per share data)
Gross margin (3)		15.2%		14.1%		19.3%		12.7%		8.0%		8.0%
Net margin (4)		3.6%		3.5%		7.0%		(0.7)%		(12.2)%		(12.2)%
EBITDA (5)	~~W~~	4,880	~~W~~	4,410	~~W~~	5,579	~~W~~	3,476	~~W~~	471	US$	408
Capital expenditures		2,365		3,736		6,592		7,942		6,927		5,995
Depreciation and amortization (6)		3,376		3,022		3,215		3,555		3,695		3,198
Net cash provided by operating activities		2,727		3,641		6,764		4,484		2,707		2,343
Net cash used in investing activities		(2,732)		(3,189)		(6,481)		(7,675)		(6,755)		(5,846)
Net cash provided by (used in) financing activities		(174)		308		862		2,953		4,988		4,317
Dividends declared per share (Won, US$)(7)	~~W~~	500	~~W~~	500	~~W~~	500		—		—		—

(1)

We have adopted IFRS No. 16 “Leases” from January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in our retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2015, 2016, 2017 and 2018 has not been restated. See Note 3(1) of the notes to our consolidated financial statements.

(2)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

(3)	Gross margin represents gross profit divided by revenue.
(4)	Net margin represents profit (loss) for the year divided by revenue.
(5)

EBITDA is defined as profit (loss) for the year excluding interest expense, income tax expense, depreciation and amortization of intangible assets and interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, because our significant capital assets are in different stages of depreciation, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four- or five-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the year, as determined in accordance with IFRS. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of profit (loss) for the year to EBITDA is as follows:

	Year ended December 31,
	2015		2016		2017		2018		2019		2019 (1)
	(in billions of Won)										(in millions of US$)
Profit (loss) for the year	~~W~~	1,023	~~W~~	931	~~W~~	1,937	~~W~~	(179)	~~W~~	(2,872)	US$	(2,486)
Interest income		(57)		(42)		(60)		(69)		(53)		(46)
Interest expense		128		115		91		81		173		150
Income tax expense (benefit)		411		385		396		88		(472)		(408)
Depreciation and amortization		3,375		3,021		3,215		3,555		3,695		3,198

EBITDA	~~W~~	4,880	~~W~~	4,410	~~W~~	5,579	~~W~~	3,476	~~W~~	471	US$	408

(6)	Includes amortization of intangible assets.
(7)	Dividends declared per share represent cash dividends declared for the year divided by outstanding shares of common stock as of December 31.

Operating data

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Number of panels sold by product category:
Televisions	55,319	52,916	52,108	51,966	44,833
Notebook computers	45,509	39,672	26,999	30,471	28,983
Desktop monitors(1)	41,912	40,001	37,000	36,693	34,807
Tablet computers	31,476	24,957	26,255	25,015	23,167
Mobile and other applications(2)	216,565	173,166	146,162	105,142	99,569

Total	390,781	330,712	288,524	249,287	231,359

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year ended December 31,
	2015		2016		2017		2018		2019		2019(4)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions	~~W~~	10,854	~~W~~	10,133	~~W~~	11,718	~~W~~	9,727	~~W~~	7,998	US$	6,922
Notebook computers		2,509		2,384		2,244		2,837		2,784		2,409
Desktop monitors(1)		4,553		4,035		4,393		4,040		4,028		3,486
Tablet computers		2,510		2,696		2,370		1,991		2,251		1,948
Mobile and other applications(2)		7,919		7,216		7,020		5,699		6,374		5,516

Total sales of goods	~~W~~	28,345	~~W~~	26,464	~~W~~	27,745	~~W~~	24,294	~~W~~	23,435	US$	20,281
Royalties		19		17		20		18		14		12
Others		20		23		25		25		26		23

Revenue	~~W~~	28,384	~~W~~	26,504	~~W~~	27,790	~~W~~	24,337	~~W~~	23,476	US$	20,316

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 13.6% from ~~W~~667,726 in 2017 to ~~W~~576,817 in 2018, which was largely driven by an increase in the supply capacity of global display panel manufacturers that applied downward pricing pressure, but increased by 5.9% to ~~W~~610,716 (US$529) in 2019, which primarily reflected a depreciation of the Korean Won against the U.S. dollar during 2019 as well as our ongoing efforts to increase in our product mix the proportion of OLED panels (including OLED television panels and plastic OLED panels), which generally have higher selling prices than TFT-LCD panels, in light of the continued overcapacity in the global TFT-LCD market and further capital investments by other suppliers, particularly from China, as well as in response to an increase in market demand for OLED products.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, will recur in the near future or can be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

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

The overall prospects for the global economy remain uncertain, especially in light of the ongoing global pandemic of a new strain of coronavirus referred to as “COVID-19,” which is likely to have a significant negative effect on the global economy. See “—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns, which may adversely affect our profitability.

We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, any significant disruptions in our supply chain and global economic conditions in general. For example, as part of our continued efforts to increase the proportion of higher-margin OLED panels in our product mix, we have been reducing the production level of less profitable types of TFT-LCD panels in recent years, and in January 2020, we announced our plans to cease the production of TFT-LCD television display panels in Korea by the end of 2020 in light of continued overcapacity in the market and our increased focus on producing OLED panels. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and public displays including “Wallpaper” OLED panels, “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels and transparent OLED display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products. We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for 18 to 36 months from the date of purchase by our customers. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation, and/or reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers, including our largest shareholder and its affiliates, and any significant decrease in their order levels or material deterioration in their financial condition will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2017, 2018 and 2019.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, we plan to finalize our preparations for the commencement of operation at our CO fabrication facility, located in Guangzhou, China, within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors. In addition to introducing large-sized display panels utilizing OLED technology, we have also developed OLED panels with embedded sound systems that function as speakers while maintaining a slim design. Furthermore, we began production of plastic OLED panels for mobile and other applications on our E5 production line (which has since been integrated into our AP3 fabrication facility to be collectively referred to as “AP3”) and E6 production line (which has since been integrated into our AP4 fabrication facility to be collectively referred to as “AP4”) in August 2017 and July 2019, respectively.

With the addition of “8K” 88-inch OLED televisions to the line-up of available products in 2019, following the prior launch of 55-inch, 65-inch and 77-inch OLED televisions, we are continuing to deploy greater resources into OLED panel fabrication capabilities in order to maintain our competitive edge in the OLED television panel market. We are also deploying significant resources into plastic OLED panels for mobile and other applications (especially automotive products) in order to expand our market presence. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 42.2%, 40.0% and 34.1% of our total revenue in 2017, 2018 and 2019, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 8.1%, 11.7% and 11.9% of our total revenue in 2017, 2018 and 2019, respectively, those who use our panels in their desktop monitors, which accounted for 15.8%, 16.6% and 17.2% of our total revenue in 2017, 2018 and 2019, respectively, those who use our panels in their tablet computers, which accounted for 8.5%, 8.2% and 9.6% of our total revenue in 2017, 2018 and 2019, respectively, and those who use our panels in their mobile and other applications, which accounted for 25.3%, 23.4% and 27.2% of our total revenue in 2017, 2018 and 2019, respectively. Although the degree to which our total sales are dependent on sales of television panels has declined in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, severe health epidemics or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as customers of our products, are located in countries which have historically suffered natural calamities from time to time, such as China, Japan and Taiwan, as well as Korea. Any occurrence of such natural calamities in countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including China, the United States, Europe, Korea and Japan, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

In particular, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that is known to have been first transmitted to humans in November 2019 and has spread globally, has materially and adversely affected the global economy and financial markets in recent months as well as disrupted our business operations, including temporary suspension of operations at certain of our manufacturing facilities. See “—If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.” The World Health Organization declared the COVID-19 as a pandemic in March 2020.

Risks associated with a prolonged outbreak of COVID-19 or other types of widespread infectious diseases include:

•

an increase in unemployment among, and/or decrease in disposable income of, consumers who purchase the products manufactured by our end-brand customers and a decline in overall consumer confidence and spending levels, which in turn may decrease demand for our products;

•	disruption in the normal operations of the businesses of our customers, which in turn may decrease demand for our products;

•	disruption in the supply of raw materials, components and equipment from our vendors;

•	disruption in the delivery of our products to our customers;

•

disruption in the normal operations of our business resulting from contraction of COVID-19 by our employees, which may necessitate our employees to be quarantined and/or our manufacturing facilities or offices to be temporarily shut down;

•

disruption resulting from the necessity for social distancing, including implementation of temporary adjustment of work arrangements requiring employees to work remotely and restriction on overseas and domestic business travel, which may lead to a reduction in labor productivity;

•	depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported raw materials, components and equipment;

•	unstable global and Korean financial markets, which may adversely affect our ability to meet our funding needs on a timely and cost-effective basis; and

•	decreases in the fair value of our investments in companies that may be adversely affected by the pandemic.

It is not possible to predict the duration or full magnitude of harm from COVID-19. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially adversely affected.

The emergence of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume is predominantly derived from the sale of display panels with TFT-LCD technology, new display technologies, such as OLED technology, are at various stages of development and production by us and other display panel makers. OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels for televisions, smartphones and tablet computers, and industrial and other applications, including public displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We have been producing OLED panels for televisions at our OP1 fabrication facility since 2013, and OLED panels for smartphones at our AP2 fabrication facility since 2013. We also began production of plastic OLED panels at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively, in each case for mobile and other applications. Furthermore, we plan to finalize our preparations for the commencement of operation at our CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors.

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded the Display of the Year Award for our 65-inch Wallpaper OLED television panels and our Ultra HD Cinematic Sound OLED technology in May 2017 and May 2018, respectively. In addition, our 65-inch rollable OLED television panels received multiple awards at the 2019 Consumer Electronics Show in January 2019 as well as the Presidential Award at the 2019 Korea Tech Show. While we strive to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is still relatively small compared to the market for TFT-LCD panels, and we expect competition will intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.

As OLED panels continue to gain market acceptance as an alternative to TFT-LCD panels, if we are unable to continue to develop and commercialize OLED technology in a commercially viable and timely manner to offset declining sales of our TFT-LCD panels, or if customers prefer panels developed and manufactured by our competitors utilizing competing technologies to OLED technology, this would have a material adverse effect on our financial condition and results of operations. See also “—We operate in a highly competitive environment and we may not be able to sustain our current market position.” above.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•

In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a new fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 75% ownership interest in the joint venture and the government of Guangzhou holds the remaining 25% ownership interest. We have invested approximately ~~W~~5.0 trillion in capital expenditures for the joint venture, and we plan to finalize our preparations for the commencement of operation at the new CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors.

•

In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion in new large-size OLED and plastic production lines in Paju, Korea, including our new AP4 fabrication facility, which commenced mass production of plastic OLED panels in July 2019. In July 2019, we announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-size OLED production lines. We are in the process of developing and assessing the specifics of such planned investments, including the timing.

In 2019, our total capital expenditure on a cash out basis amounted to ~~W~~6.9 trillion. We currently expect that, in 2020, our total capital expenditures on a cash out basis will be lower compared to 2019 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

In the past, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects (including those in relation to the ongoing global COVID-19 pandemic), could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or impair our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our E5 production line (which has since been integrated into and combined with our AP3 fabrication facility) and AP4 fabrication facility and commenced mass production of plastic OLED panels for mobile and other applications in August 2017 and July 2019, respectively. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, we commenced mass production of large-sized TFT-LCD panels at our CA fabrication facility in Guangzhou, China in September 2014. In response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct a fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We have invested approximately ~~W~~5.0 trillion in capital expenditures for the joint venture, and we plan to finalize our preparations for the commencement of operation at the new CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

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

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products, overcapacity in the display industry or a significant disruption in the supply chain of raw materials, equipment and labor, we may need to reduce or delay the production of our products, resulting in lower-than-optimal capacity utilization rates. For example, we expect that the ongoing global COVID-19 pandemic will likely have an adverse effect on the demand for our products. In addition, as a result of the pandemic, we have experienced minor temporary suspensions in production at certain of our manufacturing facilities, and we may experience further disruptions in our production or supply chain in the future if the pandemic continues for a prolonged period of time. See “—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry, our dependence on a limited number of suppliers or temporary disruptions in the supply chain thereof due to factors outside of our control (such as the ongoing global COVID-19 pandemic). Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

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

Unfavorable outcomes in investigations and proceedings against us and other TFT-LCD panel producers for possible anti-competitive activities may have a direct and indirect material impact on our operations.

Since 2006, we and certain other TFT-LCD panel producers have been subject to an investigation by the U.S. Department of Justice, various and separate claims brought by direct and indirect purchasers, and a number of legal proceedings brought by attorneys general of various states in the United States, with respect to possible anti-competitive activities in the TFT-LCD industry. We have since settled and resolved the investigation and various subsequent legal proceedings, with the exception of the attorney general of the Commonwealth of Puerto Rico. The settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 21, 2020, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.

We have also been subject to investigations outside of the United States, including by the European Commission, with respect to the same subject matter. We have since settled, resolved, and/or paid fines for such actual investigations brought by the relevant competition authorities. Following the European Commission’s decision, various follow-on claims were initiated in the United Kingdom by various claimants alleging damages as a result of violation of European competition laws. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville Technology Group and others (“Granville”) in the U.K. in December 2016. As of April 21, 2020, we are vigorously defending ourselves against claims by Granville.

In addition, in December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 21, 2020, we have not been served with the complaint from Hatzlacha.

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a more detailed description of these matters as well as other legal proceedings that we are involved in.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2019, we did not recognize any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2019 and may have an adverse effect on our operating results or financial condition.

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

Certain financings extended to us are made at variable rates that use London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the applicable interest rates. As of December 31, 2019, ~~W~~408 billion (US$353 million) of our outstanding short-term borrowings, ~~W~~3,197 billion (US$2,767 million) of our outstanding long-term borrowings (including current portions thereof) and ~~W~~116 billion (US$100 million) of our outstanding bonds were indexed to LIBOR.

In July 2017, the Financial Conduct Authority of the United Kingdom (“FCA”), which has regulatory authority with respect to LIBOR, announced that it does not intend to continue to encourage, or use its power to compel, panel banks to provide rate submissions for the determination of LIBOR beyond the end of 2021. It is possible that panel banks will continue to provide rate submissions, and that the ICE Benchmark Administration as the independent administrator of LIBOR will continue to determine and announce LIBOR, on the current basis after 2021, if they are willing and able to do so. However, there is no guarantee that LIBOR will be determined and announced after 2021 on the current basis, or at all.

Currently, it is not possible to predict future developments with respect to LIBOR or their timing or impact. Any such developments, including as a result of international, national or other initiatives for reform or the adoption of successor or alternative benchmark reference rates in the international debt capital markets, could have a material adverse effect on our financing costs. In particular, to the extent LIBOR is discontinued or is no longer quoted, the interest rates on our short-term and long-term borrowings and bonds indexed to LIBOR will be determined using various alternative methods. Any of such alternative methods may result in interest payment obligations that are higher than, or that do not otherwise correlate over time with, the payments that would have been made on such borrowings if LIBOR were available in its current form.

Our results of operations are subject to exchange rate fluctuations.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. The largest proportion of our expenditures on capital equipment are denominated in U.S. dollars and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

In April 2019, Solas OLED Ltd. filed complaints against us and certain television set manufacturers in the United States and Germany alleging patent infringement by the defendants. In each of these cases, the amount being sought has not been determined. A court hearing for the case in Germany and a pre-trial hearing for the case in the United States have been scheduled for May 2020. As of December 31, 2019, we have not recognized any provisions with respect to such legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2019 and may have an adverse effect on our operating results or financial condition.

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

As of December 31, 2019, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Since 2017, we and certain of our employees have received and paid aggregate fines of approximately ~~W~~34 million and are currently undergoing proceedings relating to fines of ~~W~~6 million in connection with violations of safety and environmental regulations under the Industrial Safety and Health Act, the Waste Management Act and the Air Quality Management Act. We have also implemented certain measures to facilitate future compliance with such regulations. In addition, safety and environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

Risks Relating to our American Depositary Shares, or ADSs, or our Common Stock

Future sales of shares of our common stock or convertible securities in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our common stock or our ADSs.

We cannot predict the effect, if any, that market sales of shares of our common stock or other securities that may be converted into shares of our common stock or the availability of such shares or securities for sale will have on the market price of our common stock prevailing from time to time. Our largest shareholder, LG Electronics, currently owns 37.9% of our voting stock. There is no assurance that LG Electronics will not sell all or a part of its ownership interest in us.

Any future sales by LG Electronics or any future issuance by us of a significant number of shares of our common stock or other securities that may be converted into shares of our common stock in the public market, or the perception that any of these events may occur, could cause the market price of our common stock to decrease or to be lower than it might be in the absence of these events or perceptions.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. In the case of public companies, a shareholder must own, individually or collectively with other shareholders, at least 0.01% of our common stock for at least six consecutive months in order to file a derivative suit on our behalf. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Therefore, holders of our common stock or our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or largest shareholders than they would as shareholders of a U.S. corporation.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 21, 2020. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

Holders of ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code, as amended, and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued, except under certain circumstances as provided in our articles of incorporation. Accordingly, if we issue new shares to non-shareholders based on such exception, a holder of our ADSs may experience dilution in its holdings. Furthermore, if we offer any right to subscribe for additional shares of our common stock or any rights of any other nature to existing shareholders subject to their preemptive rights, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use reasonable efforts to dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it deems that doing so is lawful and feasible and

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•

the occurrence of severe health epidemics in Korea and other parts of the world (such as the ongoing global outbreak of COVID-19, which has been characterized as a pandemic by The World Health Organization);

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

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

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct missile tests, including ballistic missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

Although bilateral summit meetings were held between the two Koreas in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

As part of our ongoing expansion plans, we have constructed several manufacturing facilities for OLED panels in Korea in recent years, including our E5 production line (which has since been integrated into and combined with our AP3 fabrication facility) and AP4 fabrication facility for plastic OLED panels for mobile and other applications, which commenced mass production in August 2017 and July 2019, respectively. Furthermore, in response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a new fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 75% ownership interest in the joint venture and the government of Guangzhou holds the remaining 25% ownership interest. We have invested approximately ~~W~~5.0 trillion in capital expenditures for the joint venture, and we plan to finalize our preparations for the commencement of operation at the new CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors. Each of our on-going expansion projects are generally subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

With respect to our assembly facilities, from 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. Since 2003, in order to better serve the needs of our global customers, we have commenced operations at various assembly facilities in Korea and several other countries. For more information on our module assembly facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

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

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in televisions, notebook computers, desktop monitors, tablet computers and mobile devices, including smartphones, and we are one of the world’s leading suppliers of Ultra HD television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2019, we sold a total of 136.7 million display panels that are nine inches or larger. According to IHS Technology, we had a global market share for display panels of nine inches or larger of approximately 27.2% based on sales revenue in 2019.

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

Our sales were ~~W~~27,790 billion in 2017, ~~W~~24,337 billion in 2018 and ~~W~~23,476 billion (US$20,317 million) in 2019.

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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our OLED television panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels at our OP1 fabrication facility in 2013. Mass production of our plastic OLED panels for mobile and other applications began at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively. We also plan to finalize our preparations for the commencement of operation at our CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize low-temperature polycrystalline oxide (“LTPS”), or low-temperature polycrystalline oxide (“LTPO”), backplane technology, as described in greater detail below.

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

LTPS and LTPO

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

For our wearable devices, we also use LTPO backplane technology, which combines elements of both LTPS and oxide TFT technologies to produce backplanes with greater energy savings than LTPS backplanes.

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•

Televisions, which utilize large-sized display panels ranging from 21.5 inches to 98 inches in size, including “8K” Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels;

•	Notebook computers, which utilize display panels ranging from 11.6 inches to 17.3 inches in size;

•	Desktop monitors, which utilize large-sized display panels ranging from 15.6 inches to 49 inches in size;

•	Tablet computers, which utilize display panels ranging from 7.85 inches to 12.9 inches in size; and

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

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. For television panels, a premium is placed on faster response times, wider viewing angles, higher resolution and greater color fidelity. Notebook computer panels require an emphasis on thinness, light weight and power efficiency, while desktop monitor panels demand a greater focus on brightness, color brilliance, faster response times and wide viewing angles. For mobile panels, particularly smartphones, an emphasis is placed on brightness and power efficiency.

In addition to manufacturing and selling display panels, we also manufacture and sell desktop monitors through our joint venture companies. See “—Joint Ventures.”

Televisions

Our television display panels range from 21.5 inches to 98 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~11,718 billion, or 42.2% of our total revenue, in 2017, ~~W~~9,727 billion, or 40.0% of our total revenue, in 2018 and ~~W~~7,998 billion (US$6,922 million), or 34.1% of our total revenue, in 2019 and constituted our largest product category in each of the past three years. In 2019, our principal products in this category in terms of sales revenue consisted of 55-inch and 65-inch display panels. Our sales of television display panels have declined in recent years, as we have reduced, and continue to reduce, our production level of TFT-LCD panels (which have historically comprised a substantial majority of our television display panels) in light of the increase in downward pricing pressure primarily resulting from capacity expansion by, and increased competition from, our global competitors, particularly from China. In light of the foregoing market conditions in the TFT-LCD television panel market, we have also increased the proportion of OLED television panels in our product mix in recent years.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we will continue to be well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Notebook Computers

Our display panels for notebook computers range from 11.6 inches to 17.3 inches in size in a variety of display formats. Revenue from sales of our display panels for notebook computers was ~~W~~2,244 billion, or 8.1% of our total revenue, in 2017, ~~W~~2,837 billion, or 11.7% of our total revenue, in 2018 and ~~W~~2,784 billion (US$2,409 million), or 11.9% of our total revenue, in 2019. In 2019, our principal products in terms of sales revenue in this category ranged between 12.3 inches and 15.6 inches in size.

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

Desktop Monitors

Our desktop monitor display panels range from 15.6 inches to 49 inches in size in a variety of display resolutions and formats. Revenue from sales of our display panels for desktop monitors was ~~W~~4,393 billion, or 15.8% of our total revenue, in 2017, ~~W~~4,040 billion, or 16.6% of our total revenue, in 2018 and ~~W~~4,028 billion (US$3,486 million), or 17.2% of our total revenue, in 2019 and constituted our third largest product category in each of the past three years.

In 2019, our principal products in terms of sales revenue in this category were 23.8-inch and 27-inch display panels. While overall customer demand for desktop monitors has generally plateaued in recent years, demand for products with higher specifications such as increased color brilliance and faster response times has increased, as specialized market segments such as gaming monitors continue to grow.

Tablet Computers

Our tablet computer display panels range from 7.85 inches to 12.9 inches in size in a variety of display formats. Revenue from sales of our display panels for tablet computers was ~~W~~2,370 billion, or 8.5% of our total revenue, in 2017, ~~W~~1,991 billion, or 8.2% of our total revenue, in 2018 and ~~W~~2,251 billion (US$1,948 million), or 9.6% of our total revenue, in 2019.

After experiencing steady growth in consumer demand for tablet computers since they were first introduced, consumer demand has generally declined in recent years. In 2019, our principal products in terms of sales revenue in this category were 7.85-inch and 10.2-inch display panels.

Mobile and Other Applications

Our product portfolio also includes panels for mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including automotive displays, entertainment systems, portable navigation devices and medical diagnostic equipment. Display panels that are nine inches and smaller are referred to as small- and medium-sized panels.

While this was our fastest growing category of products in terms of revenue growth in recent years, driven largely by an increase in demand for increasingly larger-sized smartphone panels, the market for smartphones recorded a negative growth for the first time in 2018, according to data published by Counterpoint, and has generally plateaued in 2019 compared to 2018, according to data published by Strategy Analytics Inc. Revenue from sales of our display panels for mobile and other applications was ~~W~~7,020 billion, or 25.3% of our total revenue, in 2017, ~~W~~5,699 billion, or 23.4% of our total revenue, in 2018 and ~~W~~6,374 billion (US$5,516 million), or 27.2% of our total revenue, in 2019. In 2019, sales of panels for smartphones constituted a significant majority in terms of both sales revenue and sales volume in the mobile and other applications category. In recent years, we have increased the proportion of OLED panels (including plastic OLED panels) for mobile and other applications that command relatively higher prices in our product mix.

Some of the panels we produce for industrial products, such as medical diagnostic equipment and automotive products, are highly specialized niche products manufactured and designed to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our display panels for mobile and other applications by assessing various business opportunities as they arise.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for a significant majority of our sales in each of 2017, 2018 and 2019. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 23%, 21% and 19% of our sales in 2017, 2018 and 2019 respectively.

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

The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers. The figures below reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year ended December 31,
	2017			2018			2019
	Sales		%	Sales		%	Sales		Sales (3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	1,996	7.2%	~~W~~	1,589	6.5%	~~W~~	1,265	US$	1,094	5.4%
China		18,091	65.1		15,243	62.6		15,433		13,356	65.7
Asia (excluding China) (1)		2,383	8.6		2,481	10.2		2,405		2,081	10.2
United States (2)		2,725	9.8		2,463	10.1		1,940		1,679	8.3
Europe (excluding Poland)		1,433	5.2		1,496	6.1		1,476		1,277	6.3
Poland		1,162	4.2		1,064	4.4		957		829	4.1

Total (3)	~~W~~	27,790	100.0%	~~W~~	24,337	100.0%	~~W~~	23,476	US$	20,317	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Includes other countries in North and South America.
(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

We engage in direct sales (including through our overseas subsidiaries), as well as indirect sales through our affiliated trading company, LG International and its subsidiaries, to end-brand customers and their system integrators. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 2.7% in 2019. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

The principal elements of competition for customers in the display panel market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Display in Korea;

•	Innolux and AU Optronics in Taiwan;

•	JDI and Sharp in Japan; and

•	BOE, China Star Optoelectronics Technology, CEC Panda and HKC in China.

According to IHS Technology, in 2019, Korean display panel manufacturers had a market share of 36.7% of the 9-inch or larger panel market based on revenue, Chinese manufacturers had 33.3%, Taiwanese manufacturers had 24.3% and Japanese manufacturers had 5.7%. Our market share of the 9-inch or larger panel market based on revenue was approximately 27.2%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for approximately 65%, 63% and 63% of our sales in 2017, 2018 and 2019 respectively. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company in which we own a 40% equity interest, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2019 was purchased from Korean vendors on an invoiced basis.

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.7 trillion in the aggregate, and for our panel fabrication facilities located in Guangzhou, China for up to CNY 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately ~~W~~0.5 trillion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) were added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response. For the more efficient operation of our waste water treatment equipment, we have also entered into an agreement with Techcross Environmental Services Inc. for the operation of our water treatment system.

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

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for our P1 facility in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization with respect to our energy management systems for our P1 through P9 facilities and our Gumi and Paju module production plants. Our module production plants in Nanjing, Yantai and Guangzhou, China have also received ISO 14001 certification. Our GP1 plant (within our CA fabrication facility) was the first plant in China to receive the “Green Plant” designation under China’s Green China Policy. Our GP1 plant has also received ISO 14001 and OHSAS 18001 certifications. Furthermore, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a Carbon Management Honors award in both 2016 and 2017. In 2017, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Korean Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures, and we also obtained a certificate of excellence in the Energy Management System Evaluation from the same ministry. In May 2018, we received the Clean Energy Ministerial Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Technology and the Korea Energy Agency in November 2018. Additionally, in 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy savings.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our CA fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment— Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively. In addition, in July 2018, we established and acquired a 69% ownership interest in a joint venture with the government of Guangzhou, LG Display High-Tech (China) Co., Ltd., to construct a fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently own a 75% equity interest in LG Display High-Tech (China) and have invested approximately ~~W~~5.0 trillion in capital expenditures for the joint venture, and we plan to finalize our preparations for the commencement of operation at the new CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2019:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment (in millions of the applicable currency)		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	116	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€960	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	CNY	3,020	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	CNY	4	100%	100%
LG Display Poland Sp. zo.o. (1)	Manufacturing	Poland	September 2005	PLN	511	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	June 2006	CNY	1,655	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	CNY	4	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	US$	1	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	April 2010	CNY	1,008	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	CNY	59	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	~~W~~	800	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	CNY	5,763	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	CNY	1,224	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	May 2016	VND US$	2,187,870 500	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	CNY	637	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	July 2018	US$	6	100%	100%

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Total Equity Investment (in millions of the applicable currency)		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	July 2018	CNY	10,920	75%	75%
Money Market Trust	Money market trust	Korea	Not applicable	~~W~~	34,700	100%	—

(1)	We commenced a liquidation process of LG Display Poland Sp. zo.o. in July 2019.

N.B. See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2019.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our current fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
Korea
P5 (2)	5	May 2003	Gumi, Korea	93,227	TFT-LCD for notebook computer, mobile and other applications
P62	6	April 2009	Gumi, Korea	101,617	TFT-LCD for notebook computer, desktop monitor, and television
AP3 (3)	6	February 2014	Gumi, Korea	288,634	Plastic OLED for mobile and other applications
P7 (4)	7	January 2006	Paju, Korea	310,890	TFT-LCD for television and desktop monitor
P8 (5)	8	March 2009	Paju, Korea	538,052	TFT-LCD for television and desktop monitor
AP2 (6)	4	July 2010	Paju, Korea	See P8 above	Plastic OLED for mobile and other applications
OP1 (7)	8	January 2013	Paju, Korea	See P8 above	OLED for television
P9 (8)	8	June 2012	Paju, Korea	485,534	TFT-LCD for desktop monitor, notebook computer, tablet computer
AP4 (9)	6	July 2019	Paju, Korea	See P9 above	Plastic OLED for mobile and other applications
Overseas
CA (10)	8	September 2014	Guangzhou, China	245,159	TFT-LCD for television
CO	8	N.A. (11)	Guangzhou, China	446,539	OLED for television

(1)

Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	Gross floor area of P5 fabrication facility includes gross floor area of OLED light production lines.
(3)	Includes the production line formerly referred to as E5, which began mass production in August 2017.
(4)	We plan to cease production at P7 facility by the end of 2020.
(5)	Gross floor area of P8 fabrication facility includes the gross floor area of AP2 and OP1 fabrication facilities, which are located in the same complex.
(6)	Includes the production line formerly referred to as E2. The gross floor area of this fabrication facility is included within the P8 fabrication facility.
(7)	Includes the production lines formerly referred to as E3 and E4. The gross floor area of this fabrication facility is included within the P8 fabrication facility.
(8)	Gross floor area of P9 fabrication facility includes the gross floor area of AP4 fabrication facility, which is located in the same complex.

(9)	Includes the production line formerly referred to as E6. The gross floor area of this fabrication facility is included within the P9 fabrication facility.
(10)	Gross floor area of CA fabrication facility includes the gross floor area of GP1, GP2 and extended facilities.
(11)

We plan to finalize our preparations for the commencement of operations at our CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors.

For input substrate size, initial design capacity and year-end input capacity as a result of ramp-up for each of our fabrication facilities, please see “Item 5.A. Operating Results—Overview—Manufacturing Productivity and Costs.”

We also operate module assembly facilities in China (Nanjing, Guangzhou and Yantai), Korea (Gumi and Paju) and Vietnam (Haiphong). In addition, we operate a research and development facility in Paju, Korea, which we refer to as the R&D Center. We opened the R&D Center in April 2012 to consolidate our research and development efforts for next-generation display technologies. The following table sets forth the size of our R&D Center and module assembly facilities.

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	71,696	Not applicable (opened in April 2012)
Gumi assembly facility	301,779	January 1995
Nanjing assembly facility	150,760	May 2003
Paju assembly facility	226,758	January 2006
Wroclaw assembly facility (1)	N/A	February 2007
Guangzhou assembly facility	139,095	December 2007
Yantai assembly facility	81,256	May 2010
Haiphong assembly facility	347,100	July 2017

(1)

We ceased production and closed our Wroclaw assembly facility in July 2019. During the year ended December 31, 2019, we completed the sale of the assets of such facility to LG Chem Poland Sp. zo.o., an affiliate of LG Corp., and recognized a gain of ~~W~~8 billion from such disposal as other income.

Capital Expenditures

As part of our ongoing expansion plans, we have commenced mass production of plastic OLED panels at our AP3 and AP4 fabrication facilities beginning in August 2017 and July 2019, respectively. In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion in new large-size OLED and plastic OLED fabrication facilities in Paju, Korea, including our new AP4 fabrication facility, and in July 2019, we further announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-size OLED production lines. We are in the process of developing and assessing the specifics of such planned investments, including the timing. In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 75% ownership interest in the joint venture and the government of Guangzhou holds the remaining 25% ownership interest. We have invested approximately ~~W~~5.0 trillion in capital expenditures for the joint venture, and we plan to finalize our preparations for the commencement of operation at the new CO fabrication facility within the first half of 2020, while the expected timing for commencing mass production of large-sized OLED panels at such facility remains subject to the state of the ongoing global COVID-19 pandemic, among other factors.

We currently expect that, in 2020, our total capital expenditures on a cash out basis will be lower compared to 2019 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for TFT-LCD and OLED panels. With respect to the TFT-LCD industry, the industry grew from 527 million units in 2009 to 2,618 million units in 2019 and market revenue grew from US$64 billion to US$81 billion during the same period according to IHS Technology.

While TFT-LCD panels are still predominant in the display industry, the industry in recent years has witnessed the introduction of alternative display panels based on new technologies, such as OLED panels. In particular, we and some of our competitors already engage in mass production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for almost 91.5% of industry revenue from global sales of OLED panels in 2019. However, as of 2019, the OLED market was relatively small compared to the TFT-LCD market. We believe, however, that the market may change rapidly as a growing array of OLED panels for various applications and sizes are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. In 2014, we commenced mass production of 55-inch, 65-inch and 77-inch Ultra HD OLED television panels earlier than our competitors at our OP1 fabrication facility. In August 2017 and July 2019, we commenced mass production of plastic OLED panels for mobile and other applications at our AP3 and AP4 fabrication facilities, respectively.

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

According to IHS Technology, the display industry for panels that are nine inches or larger contracted in 2019 compared to 2018, with total market revenue decreasing from US$63 billion in 2018 to US$56 billion in 2019. The average selling price of those panels decreased during the same period by approximately 9% from approximately US$81 in 2018 to US$73 in 2019.

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

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated significant resources to the development and production of specialized OLED panels for television and public displays (such as our “Wallpaper” OLED panels, “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels and transparent OLED display panels), display panels utilizing Ultra HD and AH-IPS technology for various tablet computers, mobile devices, notebook computers, desktop monitors and plastic OLED technology for smartphones, automotive products and wearable devices. In particular, we are deploying greater resources into large-sized OLED television panels in order to maintain our early competitive edge in such market, and into small- and medium-sized plastic OLED panels for various applications in order to expand our market presence.

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

The overall prospects for the global economy and, in turn, the market conditions for the display panel industry, remain uncertain, especially in light of the ongoing global COVID-19 pandemic, which is likely to have a significant negative effect on the global economy. See “Item 3.D. Risk Factors—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability” and “Item 3.D. Risk Factors—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” In part due to negative effects of COVID-19 (including temporary disruptions in our production and supply chains and a decrease in demand for the products of our end-brand customers partly resulting from disruptions and/or suspensions of retail activities in major global markets) as well as our ongoing efforts to reduce the production level of less profitable types of TFT-LCD panels in recent years (including through our plans to cease the production of TFT-LCD television display panels in Korea by the end of 2020), we experienced a material decrease in our revenue and an increase in our net loss for the first three months of 2020 compared to the first three months of 2019. We also expect that COVID-19 will continue to adversely impact demand for our products during the second quarter of 2020, as disruptions and/or suspensions in retail activities in the global markets continue, which will likely have an adverse effect on our revenue and profitability. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns, which may adversely affect our profitability.

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

Facility	Primary Input Substrates Size (in millimeters)	Year-end Input Capacity (1)
		2017	2018	2019
		(in input substrates per month)
AP2	730 x 920	56,815	12,732	7,182
AP3	1,500 x 925	5,700	8,943	7,400
AP4 (2)	1,500 x 925	N/A	N/A	11,290
OP1	2,200 x 2,500	55,320	72,720	80,820
P5	1,100 x 1,250	69,000	76,000	72,000
P62	1,500 x 1,850	49,000	45,000	46,000
P7(3)	1,950 x 2,250	230,100	229,455	222,750
P8	1,950 x 2,500	277,436	236,180	217,030
P9	2,200 x 2,500	68,276	81,830	82,632
CA	2,200 x 2,500	211,000	213,000	216,000

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Commenced operation in July 2019.
(3)	We plan to cease production at our P7 fabrication facility by the end of 2020.

Our cash outflows for capital expenditures amounted to ~~W~~6,592 billion in 2017, ~~W~~7,942 billion in 2018 and ~~W~~6,927 billion (US$5,995 million) in 2019. Such capital expenditures relate mainly to investments in Guangzhou, China (primarily the construction of the CO fabrication facility for the production of large-sized OLED display panels in a joint venture with the government of Guangzhou) and investments in our AP3 and AP4 fabrication facilities for the production of plastic OLED display panels in each of these years. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue increased from 10.0% in 2017 to 12.8% in 2018 and to 13.9% in 2019. Such increase in 2019 compared to 2018 was a result of an increase in our depreciation expense, which in turn was mainly attributable to an increase in our property, plant and equipment, while our revenue decreased over the same period of time. We currently expect that, in 2020, our total capital expenditures on a cash out basis will be lower compared to 2019 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

The size of our operations has also expanded considerably in recent years, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped, decreased by 6.5% from 2017 to 2018. However, in 2019, our cost of sales per square meter of net display area increased by 11.6% mainly due to the depreciation of the Korean Won against the U.S. dollar during 2019 as well as an increase in our product mix of the proportion of OLED panels, which are generally more costly to manufacture than TFT-LCD panels, in light of the continued overcapacity in the global TFT-LCD market and further capital investments by other suppliers, particularly from China, as well as in response to an increase in market demand for OLED products.

Our cost reduction efforts in recent years also include our decision to discontinue the production of TFT-LCD television panels in Korea by the end of 2020 and the implementation of voluntary retirement programs in 2018 and 2019.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels, especially in the television, desktop and smartphone panel markets, and a shift toward differentiated specialty products based on newer technologies, including OLED technology, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and mobile and other applications. In response to such market trends, we have increased our production capacity and sales of OLED panels and have also developed and commercialized differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our 65-inch, 77-inch, 86-inch and 98-inch television panels in our product mix increased between 2017 and 2019. In addition, with respect to our desktop monitor products, we have expanded our product portfolio to offer panels with Full HD resolution primarily ranging from 21.5 inches to 49 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, and additional features such as borderless bezels and curved displays, in order to capture the market for large-size desktop monitors. In early 2019, as part of our efforts to further broaden the range of sizes of our desktop monitor products, we showcased sample larger-sized monitors, including our 55-inch OLED desktop monitor, through collaboration with our strategic customers. We have also increased our production capacity of mobile panels for large-screen smartphones, which constitutes a part of our mobile and other applications segment, with specialty features and newer technologies, including full screen displays, flexible displays and Ultra HD technology utilizing WRGB sub-pixel structure. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, panels for tablet computers utilizing AH-IPS technology with increasingly higher resolution and other features, panels for smartphones, automotive products and wearable devices utilizing plastic OLED technology and panels for large-sized television utilizing our Ultra HD and OLED technologies.

As part of our continued efforts to increase the proportion of higher-margin OLED panels in our product mix, we have been reducing the production level of less profitable types of TFT-LCD panels in recent years, and in January 2020, we announced our plans to cease the production of TFT-LCD television display panels in Korea by the end of 2020 in light of continued overcapacity in the market and our increased focus on producing OLED panels.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2017			2018			2019
	Sales		%	Sales		%	Sales		Sales (3)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	11,718	42.2%	~~W~~	9,727	40.0%	~~W~~	7,998	US$	6,922	34.1%
Notebook computers		2,244	8.1		2,837	11.7		2,784		2,409	11.9
Desktop monitors (1)		4,393	15.8		4,040	16.6		4,028		3,486	17.2
Tablet computers		2,370	8.5		1,991	8.2		2,251		1,948	9.6
Mobile and other applications (2)		7,020	25.3		5,699	23.4		6,374		5,516	27.2

Sales of goods	~~W~~	27,745	99.8%	~~W~~	24,294	99.8%	~~W~~	23,435	US$	20,281	99.8%
Royalties and others		45	0.2		43	0.2		41		35	0.2

Revenue	~~W~~	27,790	100.0%	~~W~~	24,337	100.0%	~~W~~	23,476	US$	20,316	100.0%

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2017		2018		2019
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	52,108	18.1%	51,966	20.8%	44,833	19.4%
Notebook computers	26,999	9.4	30,471	12.2	28,983	12.5
Desktop monitors (1)	37,000	12.8	36,693	14.7	34,807	15.0
Tablet computers	26,255	9.1	25,015	10.0	23,167	10.0
Mobile and other applications (2)	146,162	50.7	105,142	42.2	99,569	43.0

Total	288,524	100.0%	249,287	100.0%	231,359	100.0%

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 1.3% from ~~W~~96,162 in 2017 to ~~W~~97,454 in 2018 and further increased by 3.9% to ~~W~~101,293 (US$88) in 2019. In 2018 compared to 2017, our average selling price increased primarily due to an increase in the average selling price of panels for notebook computers and mobile and other applications, which in turn was mainly attributable to an increase in demand for higher-end products with more advanced technologies and differentiated features from our customers in these product categories. In 2019 compared to 2018, our average selling price further increased primarily due to an increase in the average selling price for tablet computers and mobile and other applications, which in turn was mainly attributable to increases in the proportion of tablet display panels that feature directly bonded protective cover glass and the proportion of plastic OLED panels for mobile and other applications, which generally have higher selling prices.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (3)
	Year ended December 31,
	2017		2018		2019 (4)
Televisions	~~W~~	224,879	~~W~~	187,180	~~W~~	178,395	US$	154
Notebook computers		83,114		93,105		96,056		83
Desktop monitors (1)		118,730		110,103		115,724		100
Tablet computers		90,269		79,592		97,164		84
Mobile and other applications (2)		48,029		54,203		64,016		55
All panels		96,162		97,454		101,293		88

(1)	Includes desktop monitors manufactured and sold by our joint venture company L&T Display Technology (Fujian) Limited.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)	Average selling price for each market represents revenue per market divided by unit sales per market.
(4)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 13.6% from ~~W~~667,726 in 2017 to ~~W~~576,817 in 2018. In 2019, our average revenue per square meter of net display area shipped increased by 5.9% to ~~W~~610,716 (US$529).

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories increased from ~~W~~206 billion in 2017 to ~~W~~313 billion in 2018 and to ~~W~~473 billion (US$409 million) in 2019. The increase as of December 31, 2019 compared to December 31, 2018 was due primarily to an increase in our inventory of plastic OLED panels. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

In 2018, we reclassified mask and mold, which had previously been classified as inventories, as part of our property, plant and equipment, due to our expectation that such materials will be used for a period exceeding one year. As a result of such change, the amount of our inventories as of January 1, 2018 decreased by ~~W~~111 billion while property, plant and equipment increased by the same amount. See “—Long-Lived Assets: Useful Lives, Valuation and Impairment.”

Income Taxes

We have significant deferred income tax assets that may be used to reduce future income taxes. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results in years we record a positive net profit. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates of future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. In 2017, we reversed ~~W~~12 billion of such previously unrecognized tax credit carryforwards as it became probable that sufficient taxable profit would be available in light of improved market conditions. In 2018 and 2019, we did not recognize ~~W~~65 billion and ~~W~~333 billion (US$288 million), respectively, of deferred tax assets comprising tax credit carryforwards as it was no longer probable that such deferred tax assets would be utilized due to changes in estimates of future taxable income. See Note 23 of the notes to our financial statements. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease in years we record a positive net profit. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions – Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is normally valid for 18 to 36 months from the date of purchase by our customers. These liabilities are accrued when product revenue is recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2017 to 2019. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ~~W~~102 billion, ~~W~~122 billion and ~~W~~230 billion (US$199 million) as of December 31, 2017, 2018 and 2019, respectively. Warranty expenses decreased from ~~W~~251 billion in 2017 to ~~W~~235 billion in 2018, but significantly increased to ~~W~~419 billion (US$363 million) in 2019. The decrease from 2017 to 2018 was due primarily to a decrease in our sales revenue. The increase from 2018 to 2019 was due primarily to higher quality expectations for display panel products and the increase in the proportion of OLED panels, which generally have higher selling prices and require more sophisticated manufacturing technology than TFT-LCD panels, in our product mix.

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life and salvage value requires judgment based on our historical and anticipated use of the asset. All of our new machinery is currently depreciated on a straight-line basis over four or five years. For goodwill and other intangible assets that have indefinite useful lives or that are not yet available for use, as the case may be, the recoverable amount is estimated each year at the same time irrespective of whether there is any indication of impairment.

We review the carrying amounts of long-lived assets or, if it is not possible to estimate the recoverable amount of an individual asset, cash-generating units (which represents the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets of the group of assets) at each reporting date to determine whether there is any indication of impairment. Cash-generating units are determined through business interdependencies related to production facilities as we monitor our operations and make decisions about continuing or disposing of any assets or operations. If any indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recovery value. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Revenue and operating expenditures for the forecast period, growth rates for the subsequent years and the discount rate are used to estimate the value in use for impairment assessment, which assumptions generally have a significant effect on our impairment assessment. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. We recognized net impairment losses on property, plant and equipment of nil in 2017, ~~W~~44 billion in 2018 and ~~W~~1,550 billion (US$1,342 million) in 2019. With respect to intangible assets, we recognized net impairment loss of ~~W~~2 billion in 2017, net reversal of impairment loss of ~~W~~0.3 billion in 2018 and net impairment loss of ~~W~~249 billion (US$216 million) in 2019. Such significant increases in impairment losses in 2019 were primarily attributable to a decrease in the estimated recovery value of our property, plant and equipment and intangible assets relating to our “Display (AD PO)” business (which refers to our business relating to the production of certain of the plastic OLED panels) and, to a much smaller extent, OLED light business, each of which has been determined as a separate cash generating unit, in light of the prevailing and anticipated future market conditions for these businesses and the determination of our plan to discontinue our production of OLED light products. Specifically, the business outlook for plastic OLED smartphones was more positive in 2018, when we were continuing to make capital investments on such business, than in 2019, as we began to experience a stagnant high-end smartphone market as well as a slowdown in smartphone replacement cycles while the level of our mass production of plastic OLED panels significantly increased during such year. We have accounted for such factors, among others, in recognizing our impairment loss for 2019. See Note 10(e) of the notes to our financial statements for further discussion of our assessment of impairment with respect to our plastic OLED and OLED light businesses.

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

IFRS No. 16 “Leases”

IFRS No. 16 “Leases,” which provides a single, on-balance sheet lease accounting model for lessees, replaces IAS No. 17 “Leases”, IFRIC No. 4 “Determining whether an Arrangement contains a Lease,” SIC-15 “Operating Leases—Incentives” and SIC-27, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” Under IFRS No. 16, a lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing the present value of its obligation to make future lease payments. We initially adopted IFRS No. 16 from January 1, 2019, applying the modified retrospective approach, which allows us to recognize the cumulative impact of applying IFRS No. 16 as an adjustment to the opening balance of our retained earnings as of January 1, 2019 without retrospectively adjusting the comparative information for prior periods.

IFRS No. 16 requires us, as a lessee, to recognize right-of-use assets and lease liabilities related to substantially all of our lease arrangements except for certain short-term and low-value items. As a result, we recognized right-of-use assets (as part of our property, plant and equipment) of ~~W~~142 billion and ~~W~~113 billion (US$98 million) and lease liabilities (as part of our financial liabilities) of ~~W~~115 billion and ~~W~~89 billion (US$77 million), in each case as of January 1, 2019 and December 31, 2019, respectively. In 2019, we also recognized depreciation expenses of ~~W~~51 billion (US$44 million) relating to our right-of-use assets and ~~W~~4 billion (US$4 million) of interest expenses relating to our lease liabilities.

For a further discussion of our leases and accounting policies relating thereto, see Notes 3(l) and 27 of the notes to our financial statements.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2017		%	2018		%	2019		2019 (1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	27,790	100.0%	~~W~~	24,337	100.0%	~~W~~	23,476	US$	20,317	100.0%
Cost of sales		(22,425)	80.7		(21,251)	87.3		(21,607)		(18,700)	92.0
Gross profit		5,366	19.3		3,085	12.7		1,868		1,617	8.0
Selling expenses		(994)	3.6		(834)	3.4		(1,058)		(916)	4.5
Administrative expenses		(696)	2.5		(938)	3.9		(948)		(820)	4.0
Research and development expenses		(1,213)	4.4		(1,221)	5.0		(1,222)		(1,058)	5.2
Other income		1,082	3.9		1,004	4.1		1,267		1,097	5.4
Other expenses		(1,230)	4.4		(1,115)	4.6		(3,098)		(2,681)	13.2
Finance income		279	1.0		254	1.0		277		240	1.2
Finance costs		(269)	1.0		(327)	1.3		(443)		(383)	1.9
Equity income on investments, net		10	0.0		1	0.0		12		10	0.1
Profit (loss) before income tax		2,333	8.4		(91)	0.4		(3,344)		(2,894)	(14.2)
Income tax (expense) benefit		(396)	1.4		(88)	0.4		472		408	(2.0)
Profit (loss) for the year		1,937	7.0		(179)	0.7		(2,872)		(2,486)	(12.2)

(1)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2019 to 2018

Revenue

Our revenue decreased by 3.5% from ~~W~~24,337 billion in 2018 to ~~W~~23,476 billion (US$20,317 million) in 2019. The decrease in revenue resulted from a decrease in revenue derived from sales of panels for televisions, and to a lesser extent, decreases in revenue derived from sales of panels for notebook computers and desktop monitors, which were in turn mainly due to decreases in the number of panels sold for televisions, notebook computers and desktop monitors, respectively, offset in part by an increase in revenue derived from sales of panels for mobile and other applications and tablet computers.

Revenue attributable to sales of panels for televisions decreased by 17.8% from ~~W~~9,727 billion in 2018 to ~~W~~7,998 billion (US$6,922 million) in 2019, resulting from a decrease in the number of units sold of panels in this category in 2019 compared to 2018, accompanied by a decrease in the average selling price of panels in this category in 2019 compared to 2018. The total unit sales of panels for televisions decreased by 13.8% from 52.0 million panels in 2018 to 44.8 million panels in 2019, and the average selling price of panels in this category decreased by 4.7% from ~~W~~187,180 in 2018 to ~~W~~178,395 (US$154) in 2019. The decrease in the sales volume of panels for television panels reflected a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix. The decrease in the average selling price of television panels was mainly due to a continued increase in downward pricing pressure resulting from capacity expansion by and increased competition from our competitors, mainly in China, in 2019 compared to 2018, which was partially offset by the depreciation of the Korean Won against the U.S. dollar during 2019, as well as an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix.

Revenue attributable to sales of panels for notebook computers decreased by 1.9% from ~~W~~2,837 billion in 2018 to ~~W~~2,784 billion (US$2,409 million) in 2019, resulting from a decrease in the number of units sold of panels in this category in 2019 compared to 2018, partially offset by an increase in the average selling price of panels in this category in 2019 compared to 2018. The total unit sales of panels for notebook computers decreased by 4.9% from 30.5 million panels in 2018 to 29.0 million panels in 2019, whereas the average selling price of panels in this category increased by 3.2% from ~~W~~93,105 in 2018 to ~~W~~96,056 (US$83) in 2019. The decrease in the sales volume of panels for notebook computers primarily reflected increased competition from our competitors leading to our strategic decision to decrease the production of certain models of lower profitability. The increase in the average selling price of our notebook computer panels was mainly attributable to the depreciation of the Korean Won against the U.S. dollar during 2019 as well as the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as high resolution and AH-IPS, in our product mix for panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors decreased slightly by 0.3% from ~~W~~4,040 billion in 2018 to ~~W~~4,028 billion (US$3,486 million) in 2019, resulting from a decrease in the number of units sold of panels in this category in 2019 compared to 2018, mostly offset by an increase in the average selling price of panels in this category in 2019 compared to 2018. The total unit sales of panels for desktop monitors decreased by 5.2% from 36.7 million panels in 2018 to 34.8 million panels in 2019, whereas the average selling price of panels for desktop monitors increased by 5.1% from ~~W~~110,103 in 2018 to ~~W~~115,724 (US$100) in 2019. The decrease in the sales volume of panels for desktop monitors primarily resulted from a decrease in market demand for the desktop monitor products of our end-brand customers. The increase in the average selling price of desktop monitor panels was primarily attributable to the depreciation of the Korean Won against the U.S. dollar during 2019 as well as an increase in the proportion of larger panels with differentiated specialty features, such as ultra-slim bezel borderless designs and Quad-HD resolution, that command higher selling prices in our product mix for panels for desktop monitors.

Revenue attributable to sales of panels for tablet computers increased by 13.1% from ~~W~~1,991 billion in 2018 to ~~W~~2,251 billion (US$1,948 million) in 2019, resulting from a significant increase in the average selling price of panels in this category in 2019 compared to 2018, partially offset by a decrease in the number of units sold of panels in this category in 2019 compared to 2018. The average selling price of panels for tablet computers increased by 22.1% from ~~W~~79,592 in 2018 to ~~W~~97,164 (US$84) in 2019, whereas the total unit sales of panels in this category decreased by 7.2% from 25.0 million panels in 2018 to 23.2 million panels in 2019. The increase in the average selling price of our tablet computer panels was attributable to the depreciation of the Korean Won against the U.S. dollar during 2019 as well as an increase in the proportion of tablet display panels that feature directly bonded protective cover glass, which generally have higher selling prices. The decrease in the sales volume of panels in this category mainly reflected the continued maturing of the consumer market and plateauing of demand for tablet computers in general.

Revenue attributable to sales of panels for mobile and other applications increased by 11.8% from ~~W~~5,699 billion in 2018 to ~~W~~6,374 billion (US$5,516 million) in 2019, resulting from a significant increase in the average selling price of panels in this category in 2019 compared to 2018, partially offset by a decrease in the number of units sold of panels in this category in 2019 compared to 2018. The average selling price of panels for mobile and other applications increased by 18.1% from ~~W~~54,203 in 2018 to ~~W~~64,016 (US$55) in 2019, whereas the total unit sales of panels in this category decreased by 5.2% from 105.1 million in 2018 to 99.6 million in 2019. The increase in the average selling price of panels for mobile and other applications was attributable to the depreciation of the Korean Won against the U.S. dollar during 2019, the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-margin OLED panels for smartphones, automotive products and wearable devices, in our product mix for panels in this category. The decrease in the sales volume of panels in this category primarily resulted from a decrease in demand for TFT-LCD products and our corresponding shift in strategy to focus on higher-end OLED products and reduce the production output of lower-end TFT-LCD products.

In addition, our revenue attributable to royalty and others decreased by 7.0% from ~~W~~43 billion in 2018 to ~~W~~41 billion (US$35 million) in 2019. The decrease was due to a decrease in royalties from ~~W~~18 billion in 2018 to ~~W~~14 billion (US$12 million) in 2019, while other revenue, consisting primarily of sales of sample products and certain raw materials and components, increased by 4.0% from ~~W~~25 billion in 2018 to ~~W~~26 billion (US$23 million) in 2019.

Cost of Sales

Cost of sales increased by 1.7% from ~~W~~21,251 billion in 2018 to ~~W~~21,607 billion (US$18,700 million) in 2019. The increase in our cost of sales in 2019 compared to 2018 was attributable primarily to a change in the value of our inventories due in part to the strengthening of the U.S. Dollar, in which 86.1% of our raw materials and component part purchases were denominated in 2019, against the Korean Won in 2019 as a whole, compared to 2018 as a whole. In addition, an increase in raw materials and component costs mainly relating to the increased share of high-end products in our product mix, contributed to the increase in costs on a per unit basis during the same period.

As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 62.9%, 10.7%, 14.2%, 13.6% and (1.4)%, respectively, in 2018 and 62.8%, 9.8%, 13.4%, 13.5% and 0.5%, respectively, in 2019.

As a percentage of revenue, cost of sales increased from 87.3% in 2018 to 92.0% in 2019. The increase in our cost of sales as a percentage of revenue in 2019 compared to 2018 was attributable mainly to the continued increase in downward pricing pressure in the global display panel industry, particularly in relation to TFT-LCD panels.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 11.6% from ~~W~~503,631 in 2018 to ~~W~~562,112 (US$486) in 2019. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 9.6% from ~~W~~85,247 in 2018 to ~~W~~93,392 (US$81) in 2019 due in part to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, such as OLED panels (including plastic OLED panels for mobile and other applications), which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 39.4% from ~~W~~3,085 billion in 2018 to ~~W~~1,868 billion (US$1,617 million) in 2019, and our gross margin decreased from 12.7% in 2018 to 8.0% in 2019. The continued shift in our product mix toward higher-end products in 2019 resulted in increases in both the average selling price and cost of sales per panel sold in 2019 compared to 2018, but the increase in cost of sales per panel sold outpaced the increase in average selling price mainly due to a continued increase in the production capacity of the industry that applied downward pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses increased by 13.2% from ~~W~~1,772 billion in 2018 to ~~W~~2,006 billion (US$1,736 million) in 2019. As a percentage of revenue, our selling and administrative expenses increased from 7.3% in 2018 to 8.5% in 2019. The increase in selling and administrative expenses in 2019 compared to 2018 was attributable primarily to increases in:

•	warranty expenses, resulting mainly from higher quality expectations for our OLED panel products;

•	advertising expenses, resulting primarily from an increase in our marketing activities in 2019 related to the promotion of our OLED panel products; and

•

depreciation expenses, resulting mainly from an increase in, as well as the effects of our adoption of IFRS 16 with respect to, our leased non-manufacturing assets, which was partially offset by a corresponding decrease in rent expense with respect to such assets.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2019:

	Year ended December 31,
	2018		2019
	(in billions of Won)
Salaries	~~W~~	501	~~W~~	515
Expenses related to defined benefit plan		31		29
Other employee benefits		90		78
Shipping costs		200		163
Fees and commissions		221		220
Depreciation		175		226
Taxes and dues		66		50
Advertising		112		193
Warranty expenses		235		419
Rent		27		3
Insurance		12		11
Travel		25		24
Training		13		12
Others		64		64

Total	~~W~~	1,772	~~W~~	2,006

Research and Development Expenses

Research and development expenses remained relatively constant at ~~W~~1,222 billion (US$1,058 million) in 2019 compared to ~~W~~1,221 billion in 2018. As a percentage of revenue, our research and development expenses increased from 5.0% in 2018 to 5.2% in 2019. The research and development expenses in 2019 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily impairment loss on property, plant and equipment and foreign currency losses from operating activities. Our total net other expense increased significantly from ~~W~~112 billion in 2018 to ~~W~~1,830 billion (US$1,584 million) in 2019. Such increase was primarily due to a significant increase in net impairment loss on property, plant and equipment from ~~W~~44 billion in 2018 to ~~W~~1,550 billion (US$1,342 million) in 2019. In addition, we incurred net impairment loss on intangible assets of ~~W~~249 billion (US$216 million) in 2019 compared to a net reversal of impairment loss on intangible assets of ~~W~~0.3 billion in 2018. Such significant increases in impairment losses in 2019 were primarily attributable to a decrease in the estimated recoverable amount of our property, plant and equipment and intangible assets relating to the Display (AD PO) cash generating unit and, to a much smaller extent, OLED lights cash generating unit in light of the prevailing and anticipated future market conditions and the determination of our plan to discontinue our production of OLED light products. See “—Critical Accounting Policies—Long-Lived Assets; Useful Lives, Valuation and Impairment.”

Finance Income (Costs), Net

Our total net finance costs increased by 128.8% from ~~W~~73 billion in 2018 to ~~W~~167 billion (US$145 million) in 2019. Such increase was mainly attributable to:

•

a 113.6% increase in interest expense from ~~W~~81 billion in 2018 to ~~W~~173 billion (US$150 million) in 2019, which was mainly due to an increase in the average amount of interest-bearing financial liabilities outstanding as well as a decrease in capitalized interest in 2019 compared to 2018; and

•

loss on valuation of financial liabilities at fair value through profit or loss of ~~W~~56 billion in 2019 compared to no such loss in 2018, which primarily reflected the increase in the fair value of our outstanding U.S. dollar-denominated convertible bonds, which were issued in August 2019 and are accounted for as financial liabilities at fair value through profit or loss.

We recognized net foreign currency losses of ~~W~~23 billion in 2018 and ~~W~~19 billion in 2019, as the Won generally depreciated against the U.S. dollar over these periods. Against such fluctuations, we recognized a net gain on valuation of derivatives of ~~W~~42 billion in 2019 compared to a net loss on valuation of derivatives of ~~W~~14 billion in 2018, as well as net gains on transaction of derivatives of ~~W~~2 billion in 2018 and ~~W~~22 billion in 2019.

Income Tax Expense (Benefit)

We recognized an income tax benefit of ~~W~~472 billion (US$408 million) in 2019 compared to an income tax expense of ~~W~~88 billion in 2018, resulting from a decrease in current tax expense and an increase in deferred tax benefit in 2019 compared to 2018. Our current tax expense decreased by 36.8% from ~~W~~250 billion in 2018 to ~~W~~158 billion (US$137 million) in 2019, and our deferred tax benefit increased significantly from ~~W~~162 billion in 2018 to ~~W~~630 billion (US$545 million) in 2019, primarily due to a significant increase in our loss before income tax from ~~W~~91 billion in 2018 to ~~W~~3,344 billion (US$2,894 million) in 2019. Our effective tax rates were not calculated in 2018 and 2019 due to the loss before income tax we recorded in such years. See Note 23 of the notes to our financial statements.

Loss for the Year

As a result of the cumulative effect of the reasons explained above, our loss for the year increased significantly from ~~W~~179 billion in 2018 to ~~W~~2,872 billion (US$2,486 million) in 2019. Our loss for the year as a percentage of revenue was (0.7)% in 2018 and (12.2)% in 2019.

Comparison of 2018 to 2017

Revenue

Our revenue decreased by 12.4% from ~~W~~27,790 billion in 2017 to ~~W~~24,337 billion in 2018. The decrease in revenue resulted from decreases in revenue derived from sales of panels for televisions, mobile and other applications, tablet computers and desktop monitors, which were in turn mainly due to decreases in the average selling price of panels for televisions, tablet computers and desktop monitors and a decrease in the number of panels sold for mobile and other applications, offset in part by an increase in revenue derived from sales of panels for notebook computers.

Revenue attributable to sales of panels for televisions decreased by 17.0% from ~~W~~11,718 billion in 2017 to ~~W~~9,727 billion in 2018, resulting from a decrease in the average selling price of panels in this category, accompanied by a small decrease in the number of units sold of panels in this category in 2018 compared to 2017. The average selling price of panels for televisions decreased by 16.8% from ~~W~~224,879 in 2017 to ~~W~~187,180 in 2018, and the total unit sales of panels in this category slightly decreased by 0.2% from 52.1 million panels in 2017 to 52.0 million panels in 2018. The decrease in the average selling price of television panels was mainly due to increased downward pricing pressure resulting from capacity expansion by and increased competition from our competitors, mainly in China, in 2018 compared to 2017, which was partially offset by an increase in the proportion of OLED television panels, which generally command higher prices than TFT-LCD television panels, in our product mix. The decrease in the sales volume of panels for television panels reflected a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting a shift in our strategic focus to increase the proportion of larger-size TFT-LCD panels and higher-value OLED panels while decreasing the proportion of smaller-size TFT-LCD panels in our product mix.

Revenue attributable to sales of panels for notebook computers increased by 26.4% from ~~W~~2,244 billion in 2017 to ~~W~~2,837 billion in 2018, resulting from increases in both the number of units sold and average selling price of panels in this category in 2018 compared to 2017. The total unit sales of panels for notebook computers increased by 13.0% from 27.0 million panels in 2017 to 30.5 million panels in 2018, and the average selling price of panels in this category increased by 12.0% from ~~W~~83,114 in 2017 to ~~W~~93,105 in 2018. The increase in the sales volume of panels for notebook computers primarily reflected growth in demand for notebook computers with high performance features, including high resolution and AH-IPS. The increase in the average selling price of our notebook computer panels was mainly attributable to the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as high resolution and AH-IPS, in our product mix for panels for notebook computers.

Revenue attributable to sales of panels for desktop monitors decreased by 8.0% from ~~W~~4,393 billion in 2017 to ~~W~~4,040 billion in 2018, resulting from a decrease in the average selling price of panels in this category, accompanied by a small decrease in the number of units sold of panels in this category in 2018 compared to 2017. The average selling price of panels for desktop monitors decreased by 7.3% from ~~W~~118,730 in 2017 to ~~W~~110,103 in 2018, and the total unit sales of panels in this category decreased slightly by 0.8% from 37.0 million panels in 2017 to 36.7 million panels in 2018. The decrease in the average selling price of desktop monitor panels was primarily attributable to downward pricing pressures in the TFT-LCD panel market. The slight decrease in the sales volume of panels for desktop monitors primarily resulted from our strategic decision to reduce the production of certain models with lower profitability.

Revenue attributable to sales of panels for tablet computers decreased by 16.0% from ~~W~~2,370 billion in 2017 to ~~W~~1,991 billion in 2018, resulting from a decrease in the average selling price of panels in this category as well as a decrease in the number of units sold of panels in this category in 2018 compared to 2017. The average selling price of panels for tablet computers decreased by 11.8% from ~~W~~90,269 in 2017 to ~~W~~79,592 in 2018, and the total unit sales of panels in this category decreased by 4.9% from 26.3 million panels in 2017 to 25.0 million panels in 2018. The decreases in the average selling price and the sales volume of tablet computer panels both mainly reflected the continued maturing of the consumer market and plateauing of demand for tablet computers in general.

Revenue attributable to sales of panels for mobile and other applications decreased by 18.8% from ~~W~~7,020 billion in 2017 to ~~W~~5,699 billion in 2018, resulting from a significant decrease in the number of units sold of panels in this category in 2018 compared to 2017, partially offset by an increase in the average selling price of panels in this category in 2018 compared to 2017. The total unit sales of panels in this category decreased significantly by 28.1% from 146.2 million in 2017 to 105.1 million in 2018, whereas the average selling price of panels in this category increased by 13.0% from ~~W~~48,029 in 2017 to ~~W~~54,203 in 2018. The decrease in the sales volume of panels for mobile and other applications primarily resulted from a decrease in demand for TFT-LCD products and our corresponding shift in strategy to focus on higher-end OLED products and more efficient manufacturing processes and reduce the production output of lower-end TFT-LCD products. The increase in the average selling price of panels in this category was attributable to the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher margin OLED panels for mobile and wearable devices, in our product mix for panels in this category.

In addition, our revenue attributable to royalty and others decreased by 4.4% from ~~W~~45 billion in 2017 to ~~W~~43 billion in 2018. The decrease was due to a decrease in royalties from ~~W~~20 billion in 2017 to ~~W~~18 billion in 2018, while other revenue, consisting primarily of sales of raw materials on-sold to our customers for module assembly purposes and sales of components to third party warranty service providers, remained relatively stable at ~~W~~25 billion in both 2017 and 2018.

Cost of Sales

Cost of sales decreased by 5.2% from ~~W~~22,425 billion in 2017 to ~~W~~21,251 billion in 2018. The decrease in our cost of sales in 2018 compared to 2017 was attributable primarily to decreases in raw materials and component costs mainly related to selling fewer panel units overall in 2018 compared to 2017, partially offset by the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period. In addition, change in inventories due in part to the weakening of the U.S. Dollar, in which 85.6% of our raw materials and component part purchases were denominated in 2018, against the Korean Won in 2018 as a whole, compared to 2017 as a whole, contributed to the decrease in cost of sales in 2018 compared to 2017.

As a percentage of our total cost of sales, raw materials and component costs and labor costs decreased from 64.6% and 10.9%, respectively, in 2017 to 62.9% and 10.7%, respectively, in 2018, while overhead costs and depreciation and amortization costs increased from 13.7% and 12.1%, respectively, in 2017 to 14.2% and 13.6%, respectively, in 2018.

As a percentage of revenue, cost of sales increased from 80.7% in 2017 to 87.3% in 2018, as the proportion of our cost of sales accounted for by fixed costs such as depreciation and overhead, increased while our sales volume and revenue decreased.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 6.5% from ~~W~~538,806 in 2017 to ~~W~~503,631 in 2018. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 9.7% from ~~W~~77,723 in 2017 to ~~W~~85,247 in 2018 due in part to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, such as OLED panels, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 42.5% from ~~W~~5,366 billion in 2017 to ~~W~~3,085 billion in 2018, and our gross margin decreased from 19.3% in 2017 to 12.7% in 2018. The continued shift in our product mix toward higher-end products in 2018 resulted in increases in both the average selling price and cost of sales per panel sold in 2018 compared to 2017, but the increase in cost of sales per panel sold outpaced the increase in average selling price mainly due to an increase in the production capacity of the industry that applied downward pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses increased by 4.8% from ~~W~~1,691 billion in 2017 to ~~W~~1,772 billion in 2018. As a percentage of revenue, our selling and administrative expenses increased from 6.1% in 2017 to 7.3% in 2018. The increase in selling and administrative expenses in 2018 compared to 2017 was attributable primarily to increases in:

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

Research and Development Expenses

Research and development expenses increased slightly by 0.7% from ~~W~~1,213 billion in 2017 to ~~W~~1,221 billion in 2018. As a percentage of revenue, our research and development expenses increased from 4.4% in 2017 to 5.0% in 2018. The increase in research and development expenses in 2018 compared to 2017 was attributable to increases in research and development activities related to OLED and next generation technologies and products and in the average number of research and development employees over the same period.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities and impairment loss on property, plant and equipment. Our total net other expense decreased by 24.8% from ~~W~~149 billion in 2017 to ~~W~~112 billion in 2018. Such decrease was primarily due to a significant decrease in net foreign currency loss from ~~W~~220 billion in 2017 to ~~W~~60 billion in 2018, reflecting the strengthening of the U.S. Dollar against the Korean Won in 2018 compared to the weakening of the same in 2017, offset in part by a net loss on disposal of property, plant and equipment of ~~W~~8 billion in 2018 compared to a net gain on disposal of property, plant and equipment of ~~W~~81 billion in 2017, which was due mainly to the effects of the one-time gain we recognized from the sale of equipment following the closure of our P4 manufacturing facility in 2017, compared to no such significant disposal of property, plant and equipment in 2018.

Finance Income (Costs), Net

Finance income recognized in profit or loss includes primarily interest income and foreign currency gains. Finance cost recognized in profit or loss includes primarily interest expense and foreign currency loss. We recorded total net finance cost of ~~W~~73 billion in 2018 compared to total net finance income of ~~W~~10 billion in 2017.

Our finance income decreased by 9.0% from ~~W~~279 billion in 2017 to ~~W~~254 billion in 2018, attributable primarily to a decrease in foreign currency gain by 23.7% from ~~W~~211 billion in 2017 to ~~W~~161 billion in 2018, which was partially offset by an increase in interest income by 15.0% from ~~W~~60 billion in 2017 to ~~W~~69 billion in 2018. The decrease in foreign currency gain in 2018 compared to 2017 was due to a decrease in the range of fluctuation in value of the Korean Won relative to the U.S. dollar over the same period. The increase in interest income resulted primarily from an increase in our average amounts of interest-earning financial assets outstanding as well as the applicable interest rates on such financial assets in 2018 compared to 2017.

Our finance costs increased by 21.6% from ~~W~~269 billion in 2017 to ~~W~~327 billion in 2018 mainly due to an increase in foreign currency loss by 44.9% from ~~W~~127 billion in 2017 to ~~W~~184 billion in 2018, partially offset by a significant decrease in loss on disposal of investments in equity accounted investees from ~~W~~42 billion in 2017 to ~~W~~1 billion in 2018. The increase in foreign currency loss was primarily due to an increase in the balance of our borrowings denominated in foreign currency, which are exposed to foreign exchange fluctuations. The decrease in loss on disposal of investments in equity accounted investees in 2018 compared to 2017 was primarily due to the one-time losses we recognized in connection with the sale of our 46% equity interest in New Optics Co., Ltd. and our 23% equity interest in Narenanotech Corporation, each in 2017, compared to no losses of similar significance in 2018.

Income Tax Expense

Our income tax expense decreased by 77.8% from ~~W~~396 billion in 2017 to ~~W~~88 billion in 2018, primarily due to our recording of a loss before income tax of ~~W~~91 billion in 2018 compared to a profit before income tax of ~~W~~2,333 billion in 2017. Our income tax expense using the statutory tax rate of each country in which we pay income tax decreased by 94.5% from ~~W~~666 billion in 2017 to ~~W~~31 billion in 2018. Our actual income tax expense was reduced by tax credits of ~~W~~248 billion in 2017 and ~~W~~107 billion in 2018. Our effective tax rate was not calculated in 2018 due to the loss before income tax we recorded in such year, whereas our effective tax rate was 17.0% in 2017. See Note 23 of the notes to our financial statements.

Profit (loss) for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a profit for the year of ~~W~~1,937 billion in 2017 but recorded a loss for the year of ~~W~~179 billion in 2018. Our profit for the year as a percentage of revenue was 7.0% in 2017 and our loss for the year as a percentage of revenue was (0.7)% in 2018.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~2,603 billion, ~~W~~2,365 billion and ~~W~~3,336 billion (US$2,887 million) as of December 31, 2017, 2018 and 2019, respectively. We also had short-term deposits in banks of ~~W~~758 billion, ~~W~~78 billion and ~~W~~79 billion (US$68 million), respectively, as of December 31, 2017, 2018 and 2019. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2020 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2017, we had current assets of ~~W~~10,474 billion and current liabilities of ~~W~~8,979 billion, resulting in working capital of ~~W~~1,495 billion. As of December 31, 2018, we had current assets of ~~W~~8,800 billion and current liabilities of ~~W~~9,954 billion, resulting in a working capital deficit of ~~W~~1,154 billion. As of December 31, 2019, we had current assets of ~~W~~10,248 billion (US$8,869 million) and current liabilities of ~~W~~10,985 billion (US$9,507 million), resulting in a working capital deficit of ~~W~~737 billion (US$638 million). The working capital deficit as of December 31, 2018, compared to a working capital surplus as of December 31, 2017, was primarily attributable to a ~~W~~1,496 billion decrease in net trade accounts and notes receivable, which was mainly caused by decreases in our revenue and sales of trade accounts and notes receivable in 2018, as well as a ~~W~~680 billion decrease in our deposits in banks mainly as a result of general reduction in our cash levels in 2018 compared to 2017 and a ~~W~~640 billion increase in advances received mainly as a result of payments we received in 2018 pursuant to long-term supply agreements entered into with certain of our customers. The decrease in working capital deficit as of December 31, 2019 compared to December 31, 2018 was primarily attributable to a ~~W~~971 billion increase in cash and cash equivalents in response to an increase in uncertainty in the financial markets and our business environment, as well as a ~~W~~469 billion decrease in trade accounts and notes payable mainly as a result of the effects of the timing of the settlement of trade accounts and notes payable prior to the year-end and a ~~W~~325 billion increase in net trade accounts and notes receivable, which was mainly caused by a decrease in sales of trade accounts and notes receivable in 2019 and the effects of the depreciation of the Korean Won against the U.S. dollar as of the end of 2019 compared to the end of 2018.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. Although we had a working capital deficit as of December 31, 2019, we believe that we have sufficient sources of working capital, including in the form of debt, for our present requirements. In 2019, we issued domestic debentures in the aggregate principal amount of ~~W~~390 billion (US$338 million), foreign currency denominated bonds in the aggregate principal amount of US$100 million (~~W~~116 billion) and foreign currency convertible bonds in the aggregate principal amount of US$688 million (~~W~~795 billion), and we entered into a number of short-term and long-term facility loan agreements, from which we have drawn down the full aggregate principal amount of US$353 million (~~W~~408 billion) and CNY1,737 million (~~W~~288 billion) as of December 31, 2019 in short-term loans and ~~W~~630 billion (US$545 million), US$1,070 million (~~W~~1,236 billion) and CNY14,800 million (~~W~~2,453 billion) in long-term loans, in each case as of December 31, 2019, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2020.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by various factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash provided by operating activities amounted to ~~W~~6,764 billion in 2017, ~~W~~4,484 billion in 2018 and ~~W~~2,707 billion (US$2,343 million) in 2019. The decrease in net cash provided by operating activities in 2018 compared to 2017 was mainly due to (i) a decrease in cash collected from our customers, primarily as a result of a decrease in our sales revenue, (ii) an increase in other current assets, mainly due to an increase in value added taxes refundable and (iii) an increase in inventory mainly due to an increase in the proportion of more expensive, higher value-added products in our inventory, in each case in 2018 compared to 2017. The decrease in net cash provided by our operating activities in 2018 compared to 2017 was offset in part by our sales of certain of our trade accounts and notes receivable to financial institutions in 2018 compared to no such sales in 2017. The decrease in net cash provided by our operating activities in 2019 compared to 2018 was mainly due to (i) a decrease in cash collected from our customers, primarily as a result of a decrease in our sales revenue, (ii) a decrease in cash inflow from trade accounts and notes receivable primarily resulting from a decrease in sales of trade accounts and notes receivable and (iii) a decrease in long-term advances received pursuant to long-term supply agreements, in each case in 2019 compared to 2018.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2018, our inventory levels increased by 14.5% from year-end 2017. In 2019, our inventory levels decreased by 23.7% from year-end 2018.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2017		2018		2019		2019(1)
	(in billions of Won and millions of US$)
Finished goods	~~W~~	966	~~W~~	1,084	~~W~~	730	US$	632
Work in process		749		856		757		655
Raw materials		345		555		406		351
Supplies		291		196		159		138

Total	~~W~~	2,351	~~W~~	2,691	~~W~~	2,051	US$	1,776

(1)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~6,481 billion in 2017, ~~W~~7,675 billion in 2018 and ~~W~~6,755 billion (US$5,846 million) in 2019. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~6,592 billion, ~~W~~7,942 billion and ~~W~~6,927 billion (US$5,995 million) in 2017, 2018 and 2019, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings and bond issuances.

We currently expect that, in 2020, our total capital expenditures on a cash out basis will be lower compared to 2019 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ~~W~~862 billion in 2017, ~~W~~2,953 billion in 2018 and ~~W~~4,988 billion (US$4,317 million) in 2019. The net cash provided by financing activities in 2017 reflects primarily the net proceeds from long-term borrowings as well as a decrease in repayment of current portion of long-term borrowings and bonds compared to 2016. The net cash provided by financing activities in 2018 reflects primarily an increase in net proceeds from long-term borrowings and debentures compared to 2017, partially offset by an increase in our repayment of current portion of long-term borrowings and bonds compared to 2017. The net cash provided by financing activities in 2019 reflects primarily an increase in net proceeds from short-term borrowings in 2019 compared to 2018, as well as an increase in net proceeds from issuance of convertible bonds and long-term borrowings in 2019 compared to 2018, partially offset by an increase in our repayment of short-term borrowings in 2019 compared to 2018.

At our annual general meeting of shareholders held on March 23, 2017, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2016 and distributed the cash dividend to such shareholders on April 13, 2017. On March 15, 2018, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividend to such shareholders on April 12, 2018. At our annual general meetings of shareholders on March 15, 2019 and March 20, 2020, we did not declare any cash dividend to our shareholders.

We had a total of nil, nil and ~~W~~697 billion (US$603 million) of short-term borrowings outstanding as of December 31, 2017, 2018 and 2019, respectively. For further information regarding our financial liabilities, please see Note 11 of the notes to our financial statements.

As of December 31, 2019, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$1,360 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities in Korean Won and foreign currencies for up to aggregate amounts of ~~W~~220 billion and US$2,840 million, respectively. For further information regarding these facilities, please see Note 15 of the notes to our financial statements.

As of December 31, 2019, we had outstanding long-term debt including current portion in the amount of ~~W~~12,794 billion (US$11,073 million), consisting of ~~W~~1,840 billion of Korean Won denominated debentures, US$400 million of U.S. dollar denominated debentures, US$2,767 million of U.S. dollar denominated long-term loans, CNY18,699 million of CNY denominated long-term loans and ~~W~~3,331 billion of Korean Won denominated long-term loans. As of December 31, 2019, we also had US$741 million of outstanding U.S. dollar denominated convertible bonds (as measured by their fair value as of such date), which are accounted for as financial liabilities at fair value through profit or loss. Such convertible bonds, which were issued on August 22, 2019 at an aggregated principal value of US$687.8 billion and will mature on August 22, 2024, may be converted into shares of our common stock during the period between August 23, 2020 and August 12, 2024 at the conversion price of ~~W~~19,845 per share, subject to adjustment in the case of certain dilutive events. The terms of such convertible bonds also include provisions for early redemption at our option or the bondholders’ option. For further information on our outstanding convertible bonds as of December 31, 2019, see Note 11(f) of the notes to our financial statements.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early repayment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2019. For further information about our short- and long-term debt obligations as of December 31, 2019, see Note 11 of the notes to our financial statements.

As of December 31, 2019, we have entered into eight agreements to guarantee the payment obligations in the aggregate amount of US$1.4 billion of our subsidiary LG Display Vietnam Haiphong Co., Ltd. under credit facilities and payables facilities with various financial institutions, including BNP Paribas, Sumitomo Mitsui Banking Corporation, Standard Chartered Bank, Citibank, Export-Import Bank of Korea and Bank of Australia and New Zealand, among other lenders.

Set forth below are the aggregate amounts, as of December 31, 2019, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Unsecured bank borrowings	~~W~~	11,515	~~W~~	1,898	~~W~~	4,535	~~W~~	4,110	~~W~~	971
Unsecured bond issues		3,307		483		2,288		400		136
Trade accounts and notes payable		2,618		2,618		—		—		—
Other accounts payable		2,069		2,069		—		—		—
Other accounts payable (enterprise procurement cards)(1)		2,353		2,353		—		—		—
Long-term other accounts payable		1		—		1		—		—
Securities deposits received		11		9		2		—		—
Lease Liabilities		98		41		35		11		10
Derivatives		(13)		—		(7)		(6)		—

Total	~~W~~	21,959	~~W~~	9,472	~~W~~	6,854	~~W~~	4,516	~~W~~	1,117

(1)	Represents the amount of utility expenses and other expenses paid using the enterprise procurement cards. For further information, please see Note 26 of the notes to our financial statements.

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~107 billion in 2017, ~~W~~117 billion in 2018 and ~~W~~122 billion (US$106 million) in 2019, representing 6.4%, 6.7% and 6.9% of our research and development related expenditures in 2017, 2018 and 2019, respectively, in each case based on our current method of recognizing our research and development related expenditures, which was revised in 2019. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2019, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ~~W~~200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 24.2% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 27.5% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in productivity enhancement and technology. For example, in 2019, under the Restriction of Special Taxation Act, we were entitled to a tax credit of 1% (which percentage has been increased to 2% for 2020) of our capital investments in facilities for enhancing productivity through process improvement, automation and advanced technology. Under the same law, we are also entitled to a tax credit on a percentage of our research and development expenses incurred for procuring certain “new growth engine and source technologies,” which include OLED display technology. The applicable amount of such tax credit is calculated by multiplying the applicable research and development expenses by the sum of (x) 20% and (y) three times the proportion of such research and development expenses as a percentage of revenue.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next five years in the case of capital investments and five years in the case of investments relating to technology and human resources development. As of December 31, 2019, we had recognized deferred tax assets related to these credits of ~~W~~38 billion (US$33 million), which may be utilized against future income tax liabilities through 2024. In addition, we also had unused tax credit carryforwards of ~~W~~549 billion (US$475 million) as of December 31, 2019 for which no deferred tax asset was recognized.

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

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•

In 2017, we unveiled a 77-inch flexible and transparent Ultra HD OLED display panel with a transparency level of 40% and a radius curvature of 80mm. In addition, we introduced an 88-inch ultra-stretch TFT-LCD panel for commercial use. For monitors, we produced a 31.5 inch TFT-LCD panel with “8K” resolution. With respect to smartphones, we released a 5.7-inch Quad HD-plus full vision TFT-LCD display and a 6-inch Quad HD plastic OLED panel for smartphone products. With respect to automotive displays, we successfully developed and commenced production of in-TOUCH TFT-LCD panels equipped with touch sensors inside the LCD cells for a thinner and lighter design.

•

In 2018, we developed and introduced display panels for 65-inch rollable OLED TV and ultra-large 88-inch 8K OLED TV products, which was the world’s largest product of such type. For TFT-LCD monitors, we introduced a four-sided borderless curved monitor with a 1900R curvature radius. With respect to TFT-LCD smartphones, we developed our first 5.8-inch Ultra HD Mobile product by applying WRGB sub-pixel structure to achieve high luminance, low power consumption and HDR support. We also developed a full-screen TFT-LCD panel for smartphones with a camera notch concept. In addition, we released a TFT-LCD video-wall product with very thin bezels. For automotive displays, we introduced a 12.3-inch FHD glassless 3D TFT-LCD product.

•

In 2019, we commenced mass production of display panels for 88-inch 8K OLED TV products. We also produced 55-inch FHD transparent commercial OLED display panels and 55-inch UHD OLED gaming monitor display panels. In addition, we developed OLED panels for automotive products with a 7.2-inch control pad, 14.2-inch cluster and 16.9-inch infotainment screen. For TFT-LCD commercial products, we produced a 50-inch Ultra HD in-TOUCH panel (equipped with touch sensors inside the LCD cells for a thinner and lighter design), which is the first in-TOUCH panel that is 50-inches or larger.

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

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In April 2016, we entered into an agreement with Pohang University of Science and Technology, or POSTECH, to establish the LGD-POSTECH Cooperation Center within the university’s Research Institute of Electrical Circuit, Algorithm and Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2019, we employed over 4,978 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2020 to 2039. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~107 billion in 2017, ~~W~~117 billion in 2018 and ~~W~~122 billion (US$106 million) in 2019, representing 6.4%, 6.7% and 6.9% of our research and development related expenditures in 2017, 2018 and 2019, respectively, in each case based on our current method of recognizing our research and development related expenditures, which was revised in 2019. We recognized royalty income in the amount of ~~W~~20 billion in 2017, ~~W~~18 billion in 2018 and ~~W~~14 billion (US$12 million) in 2019. The following are examples of license agreements we have entered into:

•

We have a license agreement with each of Columbia University, Penn State University, Honeywell International, Honeywell Intellectual Properties, Plasma Physics Corporation and Fergason Patent Properties. Each license agreement provides for a non-exclusive license under certain patents relating to TFT-LCD technologies.

•	We have a license agreement with Semiconductor Energy Laboratory which provides for a non-exclusive license under certain patents relating to TFT-LCD and AMOLED technologies.

•	We have a cross-license agreement with each of Hitachi, HannStar and Hydis for a non-exclusive license under certain patents relating to display technologies.

•

We have separate cross-license agreements with each of NEC and AU Optronics in connection with the settlement of certain patent infringement lawsuits. Under the agreements, each party grants the other party a license under certain patents relating to TFT-LCD technologies.

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

For a discussion of our off-balance sheet arrangements, please see “— Factoring and securitization of accounts receivable”, “— Letters of credit” and “— Payment guarantees” in Note 15 of the notes to our financial statements.

Item 5.F.	Tabular Disclosure of Contractual Obligations

Presented in Item 5.B. above.

Item 5.G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and seven directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Under the Korean Commercial Code, a representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. James (Hoyoung) Jeong is currently our sole representative director.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Sung Sik Hwang	July 24, 1956	Director	January 2015	March 2021	Professor, Business Administration, Gachon University

Kun Tai Han	October 30, 1956	Director	March 2016	March 2022	Chief Executive Officer, Hans Consulting

Byoung Ho Lee	July 6, 1964	Director	March 2018	March 2021	Professor, Electrical and Computer Engineering, Seoul National University

Chang-Yang Lee	September 20, 1962	Director	March 2019	March 2022	Professor, Economics and Public Policy, Korea Advanced Institute of Science and Technology

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
James (Hoyoung) Jeong	November 2, 1961	President, Chief Executive Officer, Representative Director	March 2020	March 2023	—

Donghee Suh	February 28, 1964	Senior Vice President, Chief Financial Officer, Director	March 2019	March 2023	—

Youngsoo Kwon	February 6, 1957	Chairman of the Board, Director	March 2019	March 2022	Representative Director and Vice Chairman, LG Corp.

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age
Hyung Seok Choi	Executive Vice President	Head of IT Business Unit	58

Sang Mun Shin	Executive Vice President	Chief Production Officer	60

In Byeong Kang	Executive Vice President	Chief Technology Officer	56

Yong Min Ha	Executive Vice President	Head of Mobile Development Group	53

Myoung Kyu Kim	Executive Vice President	Head of Mobile Business Unit	57

Jae Hoon Yang	Executive Vice President	Head of Business Support Group	56

Chang Ho Oh	Executive Vice President	Head of TV Business Unit	54

Youngkwon Song	Senior Vice President	Head of Strategy Group	57

Yeong Giu Hong	Senior Vice President	Head of Auditing & Management Consulting Division	57

Sang Yeol Kim	Senior Vice President	Head of TV Product Planning Division	57

Byeong Koo Kim	Senior Vice President	Head of Mobile Advanced Project	52

Joo Hong Lee	Senior Vice President	Head of Quality Management Center	54

Jung Sik Shin	Senior Vice President	Head of Automotive Business	57

Kang Yeol Oh	Senior Vice President	Head of Mobile Sales Group	55

Tae Seung Kim	Senior Vice President	Head of PO Technology Division	55

Yung Keun Choi	Senior Vice President	Head of Purchasing Group	58

Won Ho Cho	Senior Vice President	Head of Mobile Manufacture Center	56

Jong Woo Kim	Senior Vice President	Head of TV Manufacture Center	54

Soo Young Yoon	Senior Vice President	Head of Display Laboratory	54

Hyun Chul Choi	Senior Vice President	Head of Foundation Technology Laboratory	52

Sunghyun Kim	Senior Vice President	Head of Finance & Risk Management Division	52

Yoong Ki Min	Senior Vice President	Head of IT Sales/Marketing Group	55

Young Sang Byun	Senior Vice President	Head of LCD Manufacture Center	54

Jong Sun Park	Senior Vice President	Head of TV Sales Group	54

J. Kenneth Oh	Senior Vice President	Head of Intellectual Property Division	52

Han Seop Kim	Senior Vice President	Head of TV Development Group	54

Bum Soon Kim	Senior Vice President	Head of Legal/Compliance Division	52

Sang Ho Song	Senior Vice President	Head of HR Group	51

Jeong Ki Park	Senior Vice President	Head of IT Development Group	51

Young Seok Choi	Senior Vice President	Head of Production Technology Center	52

Yong Jun Choi	Vice President	Head of Management Innovation Task Force	55

Hyeon Woo Lee	Vice President	Head of TV CoP Innovation Task Force	52

Min Su Park	Vice President	Head of LG Display Guangzhou Co., Ltd.	54

Min Kim	Vice President	Head of Business Innovation Division	56

Hee Yeon Kim	Vice President	Head of BI/IR Division	50

Kwang Hee Cho	Vice President	Head of Automotive Planning & Management Division	54

Calvin Lee	Vice President	Head of TV Division 1	54

Woo Sup Shin	Vice President	Head of OLED Process Integration Division	50

Jeom Jae Kim	Vice President	Head of LCD TV Development Division	51

Jang Sig Kim	Vice President	Head of TV Planning & Management Division	57

Seung Min Lim	Vice President	Head of Corporate Planning Division	53

Wan Seop Kim	Vice President	Head of Mobile Planning & Management Division	54

Je Bong Kim	Vice President	Head of Outsourcing Division	54

Jin Kyu Lee	Vice President	Head of Process Innovation Group	50

Seong Hee Kim	Vice President	Head of OLED TFT Division	51

Jae Hong Park	Vice President	Head of Mobile Product Development Division 2	51

Kwang Jin Kim	Vice President	Head of OLED Space Project	51

Andy Kim	Vice President	Head of Global Operation Group	53

Kyu Young Ko	Vice President	Head of China Promotion Division	53

Soon Kwang Hong	Vice President	Head of Mobile Product Development Division 1	49

Sang Gul Lee	Vice President	Leader of Future Mobile Device Task Force	52

Seung Mo Ahn	Vice President	Head of TV Division 3	51

Ki Yung Kim	Vice President	Head of IT Planning & Management Division	52

Jong Seong Kim	Vice President	Head of Mobile2 Factory	52

Chang Han Kim	Vice President	Head of TV Strategy/Marketing Division	51

Keuk Sang Kwon	Vice President	Head of Auto Product Development Division 1	49

Kwon Shik Park	Vice President	Head of Device Process Research Division	50

Hyun Joo Kim	Vice President	Head of HRD Division	52

Hyo Dae Bae	Chief Research Fellow	Head of S-Top Task Force	55

Chang Wook Han	Chief Research Fellow	Head of OC Device Technology Department	55

Dong Eun Lee	Vice President	Head of China Business Management Division	52

Hae Cheol Lee	Vice President	Head of Global Business Support Division	53

Kyung Soo Park	Vice President	Head of IT Division 3	52

Chang Sub Choi	Vice President	Head of TV Division 2	53

Yoo Seok Park	Vice President	Head of LG Display (China) Co., Ltd.	49

Chang Hoon Choi	Vice President	Head of Gumi LCD Factory	50

Jin Nam Park	Vice President	Head of Purchasing Division 2	48

Doo Jong Jin	Vice President	Head of Purchasing Competitiveness Reinforcement Task Force	52

Bu Yeol Lee	Vice President	Head of R&D Strategy Division	48

Chang Mog Jo	Vice President	Head of Equipment Technology Division	54

Yu Taek Huh	Vice President	Head of Safety & Health Division	50

Jin Gu Jeung	Vice President	Head of LGDCA Factory	50

Chae Woo Choi	Vice President	Head of Commercial Business Division	50

Sang Yoon Park	Vice President	Head of IT Product Development Division 2	51

Hong Sung Song	Vice President	Head of OLED TV Product Development Division 1	52

Eun Kuk Kyung	Vice President	Head of Accounting Division	50

Young Dall Park	Vice President	Head of HRM Division	49

Yong In Park	Vice President	Head of Mobile Panel Advanced Development Division	50

Seung Jun Han	Vice President	Head of Convergence Technology Research Division	51

Hoon Jeong	Vice President	Head of IT Panel Development Division	47

Myung Su Suk	Vice President	Head of LG Display Vietnam Haiphong Co., Ltd.	49

Jong Seo Yoon	Vice President	Head of IT Product Planning Division	49

Teddy Hwang	Vice President	Head of Mobile Panel Development Division	45

Seung Ho Kwon	Vice President	Head of OLED Cell Division	49

Tae Rim Lee	Vice President	Head of OLED TV Performance Improvement Task Force	45

In Hyuk Song	Vice President	Head of POLED Panel Research Division	42

Tae Shick Kim	Chief Research Fellow	Head of OC TV Devices Department	52

Seong Hoon Chun	Vice President	Head of Business Development Division	49

Sung Chun Kang	Vice President	Head of Panel Factory 9	51

Joon Young Yang	Vice President	Head of OLED Panel Research Division	50

Tae Hyung Lim	Vice President	Head of IT Division 1	51

Kyung Joon Kwon	Vice President	Head of Mobile Driving Technology Division	45

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2019 to our directors was ~~W~~2.2 billion (US$1.9 million). This included ~~W~~1,541 million (US$1.3 million) in salary paid to Sang Beom Han, our former chief executive officer, and ~~W~~359 million (US$0.3 million) in salary paid to Donghee Suh, our chief financial officer.

The aggregate remuneration and benefits-in-kind we paid in 2019 to our non-director executive officers was ~~W~~40.5 billion (US$34.2 million).

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2019 was as follows:

Name	Position	Composition of Total Compensation						Total Compensation
		Salary		Bonus(1)	Retirement Benefits
		(in millions of Won)
Sang Beom Han	Former Chief Executive Officer	~~W~~	1,541	—		—		~~W~~	1,541
Yong Kee Hwang (2)	Advisor	~~W~~	624	—	~~W~~	2,455		~~W~~	3,079
Yu Seoung Yin (2)	Advisor	~~W~~	277	—	~~W~~	1,549		~~W~~	1,826
Soo Youle Cha (2)	Advisor	~~W~~	344	—	~~W~~	1,449		~~W~~	1,793
Yong Bum Kim (3)	Former Vice President	~~W~~	211	—	~~W~~	542	(4)	~~W~~	753

(1)	Based on our performance in 2018.
(2)	Former officer who retired from his position as of March 31, 2019.
(3)	Former officer who retired from his position as of August 10, 2019.
(4)	Includes other earned income of ~~W~~115 million, which represented the amount of retirement benefits in excess of the relevant limit.

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2019, we paid a premium of approximately US$1.2 million in respect of this insurance policy.

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Chang-Yang Lee and Kun Tai Han, and one non-outside director, Youngsoo Kwon. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

The committee holds meetings as necessary for the nomination of outside directors.

Management Committee

The Management Committee is comprised of two non-outside directors, James (Hoyoung) Jeong and Donghee Suh. The chairman is James (Hoyoung) Jeong. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.

The committee holds meetings from time to time as needed.

Item 6.D.	Employees

As of December 31, 2019, we had 60,429 employees, including 33,762 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2017, 2018 and 2019:

	As of December 31,
Employees(1)	2017	2018	2019
Production	44,898	49,541	49,575
Technical(2)	8,459	8,431	8,198
Sales & Marketing	1,545	1,610	1,615
Management & Administration	992	1,033	1,041

Total	55,894	60,615	60,429

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2019, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2019, the fair value of our defined benefit obligations amounted to ~~W~~1,481 billion (US$1,282 million), while the fair value of our benefit plan assets amounted to ~~W~~1,607 billion (US$1,391 million), including amounts relating to employees of our foreign subsidiaries. See Note 12 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2019, our employee stock ownership association owned approximately 0.00008% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 48,355 shares of our common stock as of April 21, 2020 the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 21, 2020 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	28,115,952	7.9%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 21, 2020. None of our major shareholders identified above has voting rights different from those of our other shareholders.

Item 7.B.	Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. See Notes 8 and 29 of the notes to our financial statements. We have conducted our transactions with related parties based on arm’s length negotiations taking into account such considerations as we would in comparable transactions with a non-related party.

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~4,502 billion (US$3,896 million), or 19.2% of our sales, in 2019.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ~~W~~626 billion (US$542 million), or 2.7% of our sales, in 2019. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

Purchases from LG Electronics

We purchase equipment, printed circuit boards, photo masks, raw materials, components and certain services, such as waste water management and transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~1,311 billion (US$1,135 million), or 7.3% of our total purchases, in 2019.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ~~W~~174 billion (US$151 million), or 1.0% of our total purchases, in 2019.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~1,124 billion (US$973 million), or 6.2% of our total purchases, in 2019.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ~~W~~2,347 billion (US$2,031 million), or 13.0% of our total purchases, in 2019.

Other Sales

In 2019, we commenced a liquidation process of our subsidiary, LG Display Poland Sp. zo.o., which owned and operated our Wroclaw assembly facility, and disposed of certain of its assets to LG Chem Poland Sp. zo.o., which is a subsidiary of LG Chem, and recognized a gain of ~~W~~8 billion from such disposal as other non-operating income.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 21, 2020, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

See “Item 18. Financial Statements” and pages F-1 through F-113.

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

Antitrust and Others

In December 2006, LG Display received notices of investigation by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission with respect to possible anti-competitive activities in the TFT-LCD industry. Subsequently, the Competition Bureau of Canada, the Secretariat of Economic Law of Brazil, the Taiwan Fair Trade Commission, and the Federal Competition Commission of Mexico announced investigations regarding the same. Between November 2008 and June 2014, each of such investigations and subsequent legal proceedings brought by the relevant competition authorities was settled or resolved, and we have paid fines of US$400 million pursuant to our November 2008 settlement agreement with the U.S. Department of Justice, €210 million pursuant to a December 2010 decision by the European Commission and R$33.9 million pursuant to an August 2014 settlement agreement with the Secretariat of Economic Law of Brazil.

After the commencement of the U.S. Department of Justice investigation, various class action complaints and separate claims by direct and indirect purchasers of our products were filed against us and other TFT-LCD panel manufacturers in the United States and Canada, alleging violations of respective antitrust and related laws. In addition, from 2010 to 2012, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against us, alleging similar antitrust violations. In June 2018, the attorney general of the Commonwealth of Puerto Rico filed a complaint against us and other TFT-LCD panel manufacturers alleging unjust enrichment in connection with the aforementioned U.S. Department of Justice investigation. Since then, we have reached settlements with each of the plaintiff classes and separate plaintiffs, as well as with the aforementioned state attorneys general, with the exception of the attorney general of the Commonwealth of Puerto Rico, which settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 21, 2020, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010. Claimants iiyama (UK) Limited and its affiliates (“iiyama”) filed in December 2014, claimants Argos Limited and others (“Argos”), Ingram Micro and others (“Ingram”) and Granville, each filed in December 2016. Ingram discontinued its claims against LG Display in June 2017, and we have reached settlements with Argos in November 2018 and with iiyama in August 2019. As of April 21, 2020, we are vigorously defending ourselves against claims by Granville.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 21, 2020, we have not been served with the complaint from Hatzlacha.

In April 2019, Solas OLED Ltd. filed complaints against us and certain television set manufacturers in the United States and Germany alleging patent infringement by the defendants. In each of these cases, the amount being sought has not been determined. A court hearing for the case in Germany and a pre-trial hearing for the case in the United States have been scheduled for May 2020. As of December 31, 2019, we have not recognized any provisions with respect to such legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2019.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2019, we did not recognize any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2019 and may have an adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meeting of shareholders that was held on March 23, 2017, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion, to our shareholders of record as of December 31, 2016 and distributed the cash dividends to such shareholders on April 13, 2017. On March 15, 2018, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividends to such shareholders on April 12, 2018. At our annual general meetings of shareholders on March 15, 2019 and March 20, 2020, we did not declare any cash dividend to our shareholders.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Principal Trading Market

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2019, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2019, 19,545,920 ADSs were outstanding.

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

General

Under our articles of incorporation, which was last amended in March 2019, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2019, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form.

Our articles of incorporation reflect the adoption of the electronic securities system that launched in September 2019, pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. (the “Electronic Registration Act”). Accordingly, following the launch of such system, in lieu of issuing share certificates or certificates of preemptive rights, we electronically register the shares that would otherwise be indicated on certificates of preemptive rights on an electronic registry of an electronic registration institution.

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

In addition, we may issue convertible bonds or bonds with warrants, respectively, up to an aggregate face amount of ~~W~~2.5 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common stock. In addition, since September 2019, pursuant to the Electronic Registration Act, in lieu of issuing bond or warrant certificates, we electronically register the bonds and warrant rights that would otherwise be indicated on warrant certificates on an electronic registry of an electronic registration institution.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2019, approximately 0.00008% of our common stock was held by our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may provide such notice by public notice, either to be made at least twice in Maeil Business Newspaper and The Chosun Ilbo, both daily newspapers of general circulation published in Seoul, or through the electronic disclosure system operated by the Financial Supervisory Service of Korea or the Korea Exchange.

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

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.1% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.45% and will not be subject to an agriculture and fishery special surtax.

Depositary receipts, which the ADSs constitute, are included in the scope of securities the transfers of which are subject to securities transaction tax. However, transfer of depositary receipts listed on a foreign securities exchange similar to that of Korea (e.g., the New York Stock Exchange or the Nasdaq Stock Market) will not be subject to the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or certain rights including rights to subscribe to each shares. When the transfer is effected through a securities settlement company in Korea, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include shares of common stock or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in shares of common stock or ADSs, including the application of the rules to their particular circumstances.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our short-term and long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2019, we had outstanding short-term and long-term debt, including current portion, in the aggregate amount of ~~W~~13,491 billion (US$11,676 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2019, we did not have any outstanding interest rate swap contracts.

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

As of December 31, 2019, we had US$353 million aggregate principal amount of U.S. dollar denominated short-term loans, US$2,767 million aggregate principal amount of U.S. dollar denominated long-term loans, CNY1,737 million aggregate principal amount of CNY denominated short-term loans and CNY18,699 million aggregate principal amount of CNY denominated long-term loans. The interest rates for our U.S. dollar denominated loans are set based on three-month U.S. dollar LIBOR plus 0.75% to 1.70%, six-month U.S. dollar LIBOR plus 1.25% to 1.35% or twelve-month U.S. dollar LIBOR plus 0.78% to 0.88%. The interest rates for our CNY denominated loans are set based on 95% to 105% of the rate published by the People’s Bank of China or the rate published by the People’s Bank of China minus 0.05%. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to our U.S. dollar denominated and CNY denominated term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows.

	Expected Maturity Dates														Fair Value at December 31, 2019
	2020		2021		2022		2023		2024		Thereafter		Total
	(in billions of Won, except for interest rate percentages)
Debt obligations
Fixed rate (~~W~~)	~~W~~	1,048.0	~~W~~	1,237.6	~~W~~	981.5	~~W~~	1,141.5	~~W~~	93.6	~~W~~	368.4	~~W~~	4,870.6	~~W~~	4,964.9
Average interest rate		2.43%		2.64%		2.64%		3.02%		2.47%		3.35%
Variable rate (~~W~~)		—	~~W~~	100.0		—	~~W~~	200.0		—		—	~~W~~	300.0	~~W~~	300.0
Average interest rate		—		2.94%		—		2.53%		—		—
Variable rate (CNY)	~~W~~	288.2	~~W~~	635.1	~~W~~	634.0	~~W~~	551.9	~~W~~	551.9	~~W~~	725.9	~~W~~	3,387.0	~~W~~	3,387.0
Average interest rate		4.40%		5.06%		5.09%		5.15%		5.15%		5.15%
Fixed rate (US$)		—	~~W~~	347.3		—		—	~~W~~	858.4		—	~~W~~	1,205.7	~~W~~	1,219.5
Average interest rate		—		3.88%		—		—		1.50%		—
Variable rate (US$)	~~W~~	603.8	~~W~~	451.1	~~W~~	1,000.2	~~W~~	733.9	~~W~~	810.1	~~W~~	128.6	~~W~~	3,727.8	~~W~~	3,727.8
Average interest rate		3.41%		2.94%		3.17%		3.26%		3.53%		3.04%

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 11 and 26 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Yuan, the Japanese Yen and the Euro. As of December 31, 2019, we had U.S. dollar denominated sales-related trade accounts and notes receivable, net of US$2,485 million, which represented approximately 91% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$628 million, which represented approximately 28% of our trade accounts payable, net.

As of December 31, 2019, we also had CNY denominated sales-related trade accounts and notes receivable of CNY550 million, which represented approximately 3% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥19 million. In addition, we had CNY denominated sales-related trade accounts payable of CNY2,289 million and Japanese Yen denominated sales-related trade accounts payable of ¥9,043 million, which represented approximately 14% and 4% of our trade accounts and notes payable, net, respectively.

From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts. As of December 31, 2019, US$2,085 million of our US$2,852 million aggregate principal amount of U.S dollar denominated bonds and floating rate short-term and long-term borrowings were hedged against foreign exchange rate and interest rate fluctuations through cross-currency swap contracts.

Cross Currency Interest Rate Swap Contracts:

Contracts to sell Korean (Won)/buy US$:

Aggregate contract amount	US$	2,085 million
Average contractual exchange rate	(Won)	1,137.15/US$
Change in fair value	(Won)	41.8 billion

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2019, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2019, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for a substantial majority of our sales in each of 2017, 2018 and 2019. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 2.7% of our sales in 2019, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

According to the Korean Statistical Information Service, the rate of inflation in Korea was 1.9% in 2017, 1.5% in 2018 and 0.4% in 2019. Inflation has not had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

In 2019, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)	US$	39,641.93
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2018	US$	733,225.43

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019. The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

Beginning January 1, 2019, we adopted IFRS No. 16 and implemented significant new systems, processes and internal controls over lease accounting to assist us in the application of IFRS No. 16. Other than as discussed above, there has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	(in millions of Won)
Audit fees	~~W~~ 3,956	~~W~~ 4,264
Audit-related fees	50	132
Tax fees	96	98
All other fees	—	—

Total fees	~~W~~ 4,102	~~W~~ 4,494

Audit fees in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are fees billed by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” In 2018, this category comprised fees billed for services which are related to the issuance of comfort letters in connection with our issuance of foreign currency-denominated bonds. In 2019, this category comprised fees billed for services which are related to the issuance of comfort letters in connection with our issuance of convertible debt securities.

Tax fees in the above table are fees billed by KPMG for tax compliance services.

All other fees in the above table are fees billed by KPMG that are non-audit or audit-related.

Audit Committee Pre-Approval Policies and Procedures

Under our Audit Committee’s pre-approval policies and procedures, all audit and non-audit services to be provided to us by our independent auditors must be pre-approved by our Audit Committee on a case-by-case basis. Our Audit Committee does not pre-approve any audit or non-audit services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of the SEC and applicable law. In 2019, no fees were approved pursuant to the de minimis exception.

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

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	The Korean Commercial Code and our articles of incorporation provide that any and all terms and conditions for the issuance of new shares of the company shall be determined by a resolution of the board of directors. The company may allot new shares by a resolution of the board of directors to persons other than its shareholders when certain requirements are satisfied, including where new shares are issued by way of general public offering, and are issued to corporations, institutional investors, domestic and foreign financial institutions and others to further a management objective such as strengthening the company’s financials (provided, however, that such allotment of new shares to persons other than shareholders may only be made up to 20% of the total number of issued and outstanding shares of the company).

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com.

Item 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1*	Amended and Restated Articles of Incorporation (translation in English) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 30, 2019)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Form of Amendment No. 1 to Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a)(i) to the Registration Statement (No. 333-147661) on Post Effective Amendment No. 1 to Form F-6, filed on July 30, 2014)

2.4*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

2.5	Description of LG Display Co., Ltd.’s Capital Stock (see Item 10.B. Memorandum and Articles of Association)

2.6	Description of LG Display Co., Ltd.’s American Depositary Shares

8.1	List of subsidiaries of LG Display Co., Ltd. (see Note 1 of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report)

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD. (Registrant)

/s/ JAMES (HOYOUNG) JEONG
(Signature)
Name:	James (Hoyoung) Jeong
Title:	Representative Director, President and Chief Executive Officer

/s/ DONGHEE SUH
(Signature)
Name:	Donghee Suh
Title:	Senior Vice President and Chief Financial Officer

Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (the Group) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Adoption of New Accounting Standards

As discussed in note 3 to the consolidated financial statements, the Group has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Determination of cash generating unit (CGU) and impairment assessment for Display (AD PO) CGU and Display CGU

As discussed in notes 3 (k), 9 and 10, the Group’s non-financial assets mainly consist of property, plant and equipment and intangible assets and amount to ~~W~~22,961,093 million as of December 31, 2019. The Group changed its identification of CGU from one CGU to three CGUs, namely, Display CGU, Display (AD PO) CGU and Lighting CGU, as a result of change in business in 2019. During the year ended December 31, 2019, the Group recognized impairment losses of ~~W~~1,395,655 million relating to the Display (AD PO) CGU. The Group concluded that Display CGU was not impaired as of December 31, 2019. The recoverable amount used in impairment tests for the CGUs is value in use based on discounted cash flow model.

We identified determination of CGU and impairment assessment for Display (AD PO) CGU and Display CGU as a critical audit matter. Determination of CGU requires subjective and challenging auditor judgment in assessing the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets. In addition, revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate used to estimate value in use for impairment assessment of Display (AD PO) CGU and Display CGU were challenging to test as minor changes to those assumptions would have a significant effect on the Group’s impairment assessment of those CGUs.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Group’s non-financial assets impairment assessment process, including controls related to determination of CGU, and development of the revenue and operating expenditures forecast, terminal growth rates and discount rates assumptions for Display (AD PO) CGU and Display CGU. We evaluated the Group’s determination of CGU by assessing the basis for identifying the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets and considering the relevant factors specified by relevant accounting standards.

We tested the Group’s businesses inter-dependencies analysis, by inspection of supporting document as to how the Group monitors operations and makes decisions about continuing or disposing of assets and operations. For the impairment assessment of Display (AD PO) CGU and Display CGU, we compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast. We evaluated the revenue and operating expenditures forecast used to determine the value in use by comparison with the financial budgets approved by the board of directors. We performed sensitivity analysis over the terminal growth rates and discount rates assumptions to assess their impact on the Group’s impairment assessment. We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

–	testing discount rates by comparing them against independently developed rates using publicly available market data for comparable entities; and

–	testing revenue, operating expenditures forecasts and terminal growth rates by comparing them against analyst reports and industry reports.

(ii) Assessment of recognition of deferred tax assets

As discussed in note 3 (s) and 24 to the consolidated financial statements, the Group had ~~W~~1,715,912 million of deferred tax assets and ~~W~~549,056 million of unrecognized tax credit carryforwards as of December 31, 2019, primarily related to Korea. The deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized.

We identified the assessment of the recognition of the deferred tax assets as a critical audit matter because it involves high degree of subjective auditor judgment in assessing the forecasted revenue and expenses which are the key assumptions in estimating future taxable income within the periods before the tax credit carryforwards expire and the feasibility of planned tax strategies.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls relating to the Group’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income for each year. We analyzed the Group’s estimates of taxable income, including analyzing the Group’s forecasted revenue and expenses by comparing them with the financial budgets approved by the board of directors and historical performance. We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Group’s ability to accurately forecast. We also evaluated the Group’s history of utilizing deferred tax assets before the expiration of unused tax losses and tax credit carryforwards. We involved tax professionals with specialized skills and knowledge who assisted in assessing the feasibility of planned tax strategies when recognizing deferred tax assets.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2008.

Seoul, Korea

April 29, 2020

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2019

(In millions of won)	Note	December 31, 2018		December 31, 2019
Assets
Cash and cash equivalents	4, 26	~~W~~	2,365,022	3,336,003
Deposits in banks	4, 26		78,400	78,757
Trade accounts and notes receivable, net	5, 15, 26 29		2,829,163	3,154,080
Other accounts receivable, net	5, 26		169,313	474,048
Other current financial assets	6, 26		46,301	70,945
Inventories	7		2,691,203	2,051,155
Prepaid income taxes			4,516	114,143
Non-current assets held for sale	31		70,161	—
Other current assets	5		546,048	969,184

Total current assets			8,800,127	10,248,315
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		113,989	109,611
Other non-current accounts receivable, net	5, 26		11,448	9,072
Other non-current financial assets	6, 26		144,214	111,510
Property, plant and equipment, net	9, 17, 27		21,600,130	22,087,645
Intangible assets, net	10, 17		987,642	873,448
Deferred tax assets	24		1,136,166	1,727,122
Defined benefit assets, net	12		—	127,252
Other non-current assets	5		381,983	280,577

Total non-current assets			24,375,583	25,326,248

Total assets		~~W~~	33,175,710	35,574,563

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2019

(In millions of won)	Note	December 31, 2018		December 31, 2019
Liabilities
Trade accounts and notes payable	26, 29	~~W~~	3,087,461	2,618,261
Current financial liabilities	11, 26, 27		1,553,907	1,977,084
Other accounts payable	26		3,566,629	4,397,121
Accrued expenses			633,346	675,270
Income tax payable			105,900	120,034
Provisions	13		98,254	189,525
Advances received	15		834,010	925,662
Other current liabilities	14		74,976	82,019

Total current liabilities			9,954,483	10,984,976
Non-current financial liabilities	11, 26, 27		7,030,628	11,612,910
Non-current provisions	13		32,764	67,118
Defined benefit liabilities, net	12		45,360	1,338
Long-term advances received	15		1,114,316	320,582
Deferred tax liabilities	24		15,087	11,210
Other non-current liabilities	14		96,826	88,148

Total non-current liabilities			8,334,981	12,101,306

Total liabilities			18,289,464	23,086,282

Equity
Share capital	16		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,239,965	7,503,312
Reserves	16		(300,968)	(203,021)

Total equity attributable to owners of the Controlling Company			13,979,189	11,340,483

Non-controlling interests			907,057	1,147,798

Total equity			14,886,246	12,488,281

Total liabilities and equity		~~W~~	33,175,710	35,574,563

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won, except earnings per share)	Note	2017		2018	2019
Revenue	17, 29	~~W~~	27,790,216	24,336,571	23,475,567
Cost of sales	7, 18, 29		(22,424,661)	(21,251,305)	(21,607,240)

Gross profit			5,365,555	3,085,266	1,868,327
Selling expenses	19		(994,483)	(834,062)	(1,057,753)
Administrative expenses	19		(696,022)	(938,214)	(947,978)
Research and development expenses			(1,213,432)	(1,221,198)	(1,221,978)
Other income	21		1,081,746	1,004,137	1,267,251
Other expenses	21		(1,230,455)	(1,115,233)	(3,097,743)
Finance income	22		279,019	254,131	276,732
Finance costs	22		(268,856)	(326,893)	(443,247)
Equity in income of equity accounted investees, net	8		9,560	700	12,147

Profit (loss) before income tax			2,332,632	(91,366)	(3,344,242)
Income tax expense (benefit)	23		395,580	88,077	(472,164)

Profit (loss) for the year			1,937,052	(179,443)	(2,872,078)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(16,260)	5,690	128,640
Other comprehensive income (loss) from associates			441	20	238
Related income tax	12, 23		9,259	(1,169)	(35,235)

			(6,560)	4,541	93,643

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2017, 2018 and 2019

(In millions of won, except earnings per share)	Note	2017		2018	2019

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		(231,738)	(19,987)	106,690
Other comprehensive income from associates	23		905	37	3,925

			(230,833)	(19,950)	110,615
Other comprehensive income (loss) for the year, net of income tax			(237,393)	(15,409)	204,258

Total comprehensive income (loss) for the year		~~W~~	1,699,659	(194,852)	(2,667,820)

Profit (loss) attributable to:
Owners of the Controlling Company			1,802,756	(207,239)	(2,829,705)
Non-controlling interests			134,296	27,796	(42,373)

Profit (loss) for the year		~~W~~	1,937,052	(179,443)	(2,872,078)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			1,596,394	(215,386)	(2,636,948)
Non-controlling interests			103,265	20,534	(30,872)

Total comprehensive income (loss) for the year		~~W~~	1,699,659	(194,852)	(2,667,820)

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	25	~~W~~	5,038	(579)	(7,908)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052
Other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to share holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)
Other comprehensive income (loss)		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to share holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2017, 2018 and 2019

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)
Other comprehensive income		—	—	93,643	99,114	192,757	11,501	204,258

	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling Interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Note	2017		2018	2019
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	1,937,052	(179,443)	(2,872,078)
Adjustments for:
Income tax expense (benefit)	23		395,580	88,077	(472,164)
Depreciation and amortization	9,10,18		3,214,576	3,554,565	3,695,051
Gain on foreign currency translation			(187,558)	(84,643)	(103,460)
Loss on foreign currency translation			174,919	138,452	171,966
Expenses related to defined benefit plans	12,20		198,241	179,880	162,997
Gain on disposal of property, plant and equipment			(101,227)	(6,620)	(35,788)
Loss on disposal of property, plant and equipment			20,030	15,048	40,897
Impairment loss on property, plant and equipment			—	43,601	1,550,430
Impairment loss on inventories			206,127	313,180	472,885
Bad debt expense (reversal)			144	(1,155)	(17)
Gain on disposal of intangible assets			(308)	(239)	(552)
Loss on disposal of intangible assets			30	—	139
Impairment loss on intangible assets			1,809	82	249,450
Reversal of impairment loss on intangible assets			(35)	(348)	(960)
Impairment loss on other assets			—	—	3,602
Gain on disposal of non-current assets held for sale			—	—	(8,353)
Expense on increase of provisions			251,131	234,928	419,720
Finance income			(202,591)	(101,313)	(186,707)
Finance costs			142,591	173,975	338,419
Equity in income of equity method accounted investees, net	8		(9,560)	(700)	(12,147)
Other income			(16,812)	(3,310)	(20,416)
Other expenses			1,870	593	4,451

			6,026,009	4,364,610	3,397,365

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Note	2017		2018	2019
Changes in:
Trade accounts and notes receivable		~~W~~	484,448	1,306,118	(1,007,356)
Other accounts receivable			(3,004)	(56,870)	(49,443)
Inventories			(262,106)	(763,081)	159,474
Lease receivables			—	—	6,617
Other current assets			180,844	(249,968)	(288,770)
Other non-current assets			(119,002)	(61,164)	(38,608)
Trade accounts and notes payable			113,590	267,358	(394,564)
Other accounts payable			106,930	(111,053)	2,035,750
Accrued expenses			181,509	(194,394)	11,787
Provisions			(210,973)	(217,984)	(294,096)
Other current liabilities			(585)	78,849	(214,675)
Defined benefit liabilities, net			(261,966)	(224,335)	(65,681)
Long-term advances received			1,020,470	948,276	63,672
Other non-current liabilities			5,974	24,510	7,045

Cash generated from operating activities			7,262,138	5,110,872	3,328,517
Income taxes paid			(416,794)	(486,549)	(252,812)
Interests received			55,340	71,819	47,276
Interests paid			(136,483)	(212,019)	(416,436)

Net cash provided by operating activities		~~W~~	6,764,201	4,484,123	2,706,545

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Note	2017		2018	2019
Cash flows from investing activities:
Dividends received		~~W~~	8,639	5,272	7,502
Increase in deposits in banks			(1,803,718)	(775,239)	(114,557)
Proceeds from withdrawal of deposits in banks			2,206,148	1,454,561	114,200
Acquisition of financial assets at fair value through profit or loss			—	(431)	(708)
Proceeds from disposal of financial asset at fair value through profit or loss			—	—	452
Acquisition of financial assets at fair value through other comprehensive income			—	—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	6	107
Acquisition of available-for-sale financial assets			(273)	—	—
Proceeds from disposal of available-for-sale financial assets			917	—	—
Acquisition of investments in equity accounted investees			(20,309)	(14,732)	—
Proceeds from disposal of investments in equity accounted investees			13,128	4,527	16,738
Acquisition of property, plant and equipment			(6,592,435)	(7,942,210)	(6,926,985)
Proceeds from disposal of property, plant and equipment			160,252	142,088	335,446
Acquisition of intangible assets			(454,448)	(480,607)	(540,996)
Proceeds from disposal of intangible assets			1,674	960	2,468
Government grants received			1,859	1,210	248,124
Proceeds from disposal of non-current assets held for sale			—	—	81,351
Receipt from settlement of derivatives			2,592	2,026	21,752
Increase in short-term loans			—	(7,700)	(8,725)
Proceeds from collection of short-term loans			1,118	15,968	19,881
Increase in long-term loans			(13,930)	(36,580)	(6,465)
Increase in deposits			(2,648)	(58,794)	(30,680)
Decrease in deposits			4,272	4,136	5,307
Proceeds from disposal of emission rights			6,090	10,200	20,416

Net cash used in investing activities		~~W~~	(6,481,072)	(7,675,339)	(6,755,393)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Note	2017		2018	2019
Cash flows from financing activities:	28
Proceeds from short-term borrowings		~~W~~	—	552,164	1,841,008
Repayments of short-term borrowings			(105,864)	(552,884)	(1,154,911)
Proceeds from issuance of bonds			497,959	828,169	1,323,251
Proceeds from long-term borrowings			1,195,415	3,882,958	4,341,087
Repayments of current portion of long-term borrowings and bonds			(544,731)	(1,859,098)	(1,567,818)
Payment of lease liabilities			—	—	(64,570)
Capital contribution from non-controlling interests			4,300	331,603	276,396
Subsidiaries’ dividends distributed to non-controlling interests			(5,929)	(51,085)	(6,541)
Dividends paid			(178,908)	(178,908)	—

Net cash provided by financing activities			862,242	2,952,919	4,987,902

Net increase (decrease) in cash and cash equivalents			1,145,371	(238,297)	939,054
Cash and cash equivalents at January 1			1,558,696	2,602,560	2,365,022
Effect of exchange rate fluctuations on cash held			(101,507)	759	31,927

Cash and cash equivalents at December 31		~~W~~	2,602,560	2,365,022	3,336,003

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2019, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2019, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2019, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2019, there are 19,545,920 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Poland Sp. z o.o.(*1).	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1.2
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd. (*2)	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	6
LG Display High-Tech (China) Co., Ltd.(*4)	Guangzhou, China	75%	December 31	July 11, 2018	Manufacture and sell display products	CNY	14,570
Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	34,700

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019, Continued

(*1)	On July 1, 2019, LG Display Poland Sp. z o.o. commenced the liquidation process.
(*2)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*3)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~4,073 million in cash for the capital increase of LG DISPLAY FUND I LLC.
(*4)

For the year ended December 31, 2019, the Controlling Company contributed ~~W~~1,045,393 million in cash for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). Meanwhile, additional contribution from LG Display Guangzhou Co., Ltd. and non-controlling interest amounted to ~~W~~32,329 million and ~~W~~276,396 million, respectively. The Group’s ownership percentage in LGDCO increased from 69% to 75% as a result of these additional investments.

~~W~~603,493 million, ~~W~~90,281 million and ~~W~~11,120 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2017, 2018 and 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2020.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

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

•	Financial instruments (note 3(f))

•	Intangible assets (note 3(j), 10)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (note 3(m), 13)

•	Inventories (note 3(e), 7)

•	Property, Plant and Equipment (note 9)

•	Intangible assets (note 10)

•	Employee benefits (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially applied IFRS 16, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s consolidated financial statements.

In application of IFRS 16, Leases, from January 1, 2019, the Group used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount. Accordingly, the comparative information presented for 2017 and 2018 are presented, as previously reported, under IFRS 17 and relative interpretations. The disclosure requirements in IFRS 16 have not been applied to comparative information. Details of the changes in accounting policies are disclosed below.

i)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease. For contracts entered into on or after January 1, 2019, the Group assesses whether a contract is or contains a lease based on the definition of a lease under IFRS 16 as described in note 27.

On adoption of IFRS 16, as of January 1, 2019, the Group applied the practical expedient to grandfather the assessment of which transactions are leases for existing contracts. The Group applied IFRS 16 only to contracts that were previously identified as leases.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

ii)	Accounting as a lessee

As a lessee, the Group leases buildings, vehicles, machinery, equipment and others. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of these leases on the consolidated statement of financial position.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price.

Leases classified as operating lease under IAS 17

The Group classified its leases of buildings, vehicles, machinery, equipment and others as operating leases under IAS 17. On adoption of IFRS 16, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019 (see note 27). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Group used following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	did not recognize right-of-use assets and liabilities for leases of low value assets;

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	used hindsight when determining the remaining lease term.

iii)	Accounting as a lessor

The Group leases out its own property and right-of-use assets. The Group classified these leases as operating leases or finance leases based on their characteristics.

The Group is not required to make any adjustments on transition for leases as a lessor, except for sub-lease provided with the right-of-use assets.

Under IAS 17, the head lease and sub-lease contracts were classified as operating leases. On adoption of IFRS 16, the right-of-use assets recognized from the head leases are presented in property, plant and equipment, and measured at fair value at that date. The Group assessed the classification of the sub-lease contracts with reference to the underlying asset, and concluded that they are finance leases.

The Group applied IFRS 15 to allocate consideration in the contract to each lease and non-lease component.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

iv)	Impact on the consolidated financial statements

Impacts on adoption

On adoption of IFRS 16, the Group recognized additional right-of-use assets and additional lease liabilities as below:

(In millions of won)
	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	142,040
Prepaid expenses		(61,570)
Lease receivable		34,649
Lease liabilities		115,119

When measuring lease liabilities at January 1, 2019 for leases that were classified as operating leases in accordance with IAS 17, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average discount rate applied is 3.36%.

(In millions of won)
	January 1, 2019
Amount of operating lease commitments at December 31, 2018	~~W~~	119,659
Discounted using the incremental borrowing rate at January 1, 2019		115,614
Finance lease liabilities recognized as at December 31, 2018		—
- Recognition exemption for lease of low-value assets		(262)
- Recognition exemption for leases with less than 12 months of lease term at adoption		(233)
Lease liabilities recognized at January 1, 2019		115,119

v)	Enforceable period and determination of the lease term

In December 2019, International Financial Reporting Interpretations Committee (“IFRIC”) issued its final agenda decision with interpretations that the concept of loss or penalty that should be considered in determining the enforceable period of a lease contract under IFRS 16, Leases, shall be determined considering the broader economic losses of the lease contract, and not only contractual termination payments. Such agenda decision also makes an interpretation that a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party by making no more than an insignificant amount of termination payment.

As of December 31, 2019, the Group assesses the lease term based on the assumption that the right to extend or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the foregoing interpretations by IFRIC may change the judgment on enforceable period for certain of the Group’s lease contracts.

The Group determined that there has not been sufficient time or information to analyze and apply the impact of the foregoing interpretations by IFRIC in these consolidated financial statements, given the number and complexity of lease contracts to which the Group is a party. Therefore, as permitted under the related agenda decision by the Due Process Oversight Committee, the Group plans to analyze and apply the impact of the foregoing interpretations by IFRIC in 2020, if any, as changes in accounting policies.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with IAS 32 and IFRS 9. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

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

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

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

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

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

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

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

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other income (expenses) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation, Continued

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

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets: Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model: Policy applicable from January 1, 2018

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

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

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from January 1, 2018

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers

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

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

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

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

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

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2019, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(iv)	Derivative financial instruments

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

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

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

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term on a straight-line basis.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

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

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

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

(*)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

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

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

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

For the years ended December 31, 2017, 2018 and 2019

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

Estimation of expected credit losses: Policy applicable from January 1, 2018

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

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

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position: Policy applicable from January 1, 2018

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off: Policy applicable from January 1, 2018

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

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

For the years ended December 31, 2017, 2018 and 2019

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

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

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Group applied IFRS 16 using the modified retrospective approach and therefore the comparative information is not restated and continues to be reported applying IAS 17 and IFRIC 4.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

The policy is applied to contracts entered into or changed, on or after January 1, 2019.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

The accounting policies applicable to the Group as a lessor in the comparative period are not different from IFRS 16 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

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

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for 18~36 months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(n)	Non-current Assets Held for Sale

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

(o)	Employee Benefits

(i)	Short-term employee benefits

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

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits, Continued

(iv)	Defined benefit plan

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

The Group determines the net interest expense (income) on the net defined benefit liability (defined benefit asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (defined benefits asset), taking into account any changes in the net defined benefit liability (defined benefit asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (defined benefit asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract g② Identifying performance obligations g③Determining transaction price g④ Allocating the transaction price to performance obligations g⑤Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(p)	Revenue from contracts with customers, Continued

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

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

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

3.	Summary of Significant Accounting Policies, Continued

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(u)	New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements:

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards.;

•	Definition of a Business (Amendments to IFRS 3, Business Combinations);

•	Definition of Material (Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors); and

•	IFRS 17, Insurance Contracts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2018 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,365,022	3,336,003
Deposits in banks
Time deposits	~~W~~	4,318	1,500
Restricted deposits(*)		74,082	77,257

	~~W~~	78,400	78,757

Non-current assets
Deposits in banks
Restricted deposits(*)	~~W~~	11	11

	~~W~~	2,443,433	3,414,771

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of December 31, 2018 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Due from third parties	~~W~~	2,305,368	2,576,391
Due from related parties		523,795	577,689

	~~W~~	2,829,163	3,154,080

(b)	Other accounts receivable as of December 31, 2018 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Current assets
Non-trade receivable, net	~~W~~	159,238	463,614
Accrued income		10,075	10,434

	~~W~~	169,313	474,048

Non-current assets
Long-term non-trade receivable		11,448	9,072

	~~W~~	180,761	483,120

Due from related parties included in other accounts receivable, as of December 31, 2018 and 2019 are ~~W~~39,092 million and ~~W~~19,431 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2018 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2018
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,807,598	177,689	(473)	(816)
Past due 1-15 days		21,558	3,148	(4)	(26)
Past due 16-30 days		454	441	—	(4)
Past due 31-60 days		30	96	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
Past due 1-15 days		34,626	3,512	(6)	(1)
Past due 16-30 days		—	598	—	(4)
Past due 31-60 days		—	61	—	—
Past due more than 60 days		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)	Trade accounts and notes receivable
	2017		2018	2019
Balance at the beginning of the year	~~W~~	1,488	1,632	477
(Reversal of) bad debt expense		144	(1,155)	(17)

Balance at the end of the year	~~W~~	1,632	477	460

(In millions of won)	Other accounts receivable
	2017		2018	2019
Balance at the beginning of the year	~~W~~	1,116	1,311	1,281
(Reversal of) bad debt expense		195	(30)	2,041

Balance at the end of the year	~~W~~	1,311	1,281	3,322

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2018 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2018		December 31, 2019
Current assets
Advanced payments	~~W~~	13,259	6,203
Prepaid expenses		89,110	114,145
Value added tax refundable		436,190	826,730
Right to recover returned goods		7,489	22,106

	~~W~~	546,048	969,184

Non-current assets
Long-term prepaid expenses	~~W~~	381,983	272,835
Long-term advanced payments		—	7,742

	~~W~~	381,983	280,577

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

6.	Other Financial Assets

Other financial assets as of December 31, 2018 and 2019 are as follows:

(In millions of won)	December 31, 2018		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	13,059	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	106	6
Financial asset carried at amortized cost
Deposits	~~W~~	17,020	9,585
Short-term loans		16,116	21,623
Lease receivables		—	5,695

	~~W~~	33,136	36,903

	~~W~~	46,301	70,945

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	4,598	1,104
Kyulux, Inc.		2,460	1,889
Fineeva Co., Ltd.		286	4
ARCH Venture Fund Vlll, L.P.		6,337	6,302
Sierra Ventures Fund XII, L.P.		—	580

	~~W~~	13,681	9,879

Convertible bonds	~~W~~	1,327	1,544
Derivatives(*)		—	15,640

	~~W~~	15,008	27,063

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	55	70
Financial assets carried at amortized cost
Deposits	~~W~~	74,103	21,451
Long-term loans		55,048	40,827
Lease receivables		—	22,099

	~~W~~	129,151	84,377

	~~W~~	144,214	111,510

(*)	Represents valuation gain from currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

6.	Other Financial Assets, Continued

Other financial assets of related parties as of December 31, 2018 is ~~W~~2,000 million.

7.	Inventories

Inventories as of December 31, 2018 and 2019 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Finished goods	~~W~~	1,084,297	730,009
Work-in-process		856,388	756,744
Raw materials		554,720	405,854
Supplies		195,798	158,548

	~~W~~	2,691,203	2,051,155

For the years ended December 31, 2017, 2018 and 2019, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)
	2017		2018	2019
Inventories recognized as cost of sales	~~W~~	22,424,661	21,251,305	21,607,240
Including: inventory write-downs		206,127	313,180	472,885

There were no significant reversals of inventory write-downs recognized during 2017, 2018 and 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

8.	Investments in Equity Accounted Investees

(a)	Associates at the reporting date are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2019
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	47,823	40%	~~W~~	50,697
INVENIA Co., Ltd.(*1)	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for display manufacture	13%		4,166	—		—
WooRee E&L Co., Ltd.(*2)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		4,746	14%		7,310
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		16,308	15%		19,424
AVATEC Co., Ltd.(*3)	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	17%		23,441	14%		19,929
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH (*4)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%		8,668	12%		4,714

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2019
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.(*5)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,346	10%	~~W~~	2,354
Nanosys Inc.(*6)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,491	4%		5,183

						~~W~~	113,989		~~W~~	109,611

(*1)	During 2019, the Controlling Company disposed of the entire investments, 3,000,000 shares of common stock, in INVENIA Co., Ltd and recognized ~~W~~4,324 million of gain on disposal as finance income.
(*2)	During 2019, the Controlling Company recognized a reversal of impairment loss of ~~W~~1,535 million as finance income for the investments in WooRee E&L Co., Ltd.
(*3)

During 2019, the Controlling Company disposed of 650,000 shares of common stock in AVATEC Co., Ltd. As of December 31, 2019, the Controlling Company’s ownership percentage in AVATEC Co., LTD. is 14% and the Controlling Company recognized ~~W~~207 million of gain on disposal as finance income.

(*4)

During 2019, the Controlling Company recognized an impairment loss of ~~W~~3,954 million as finance cost for the investments in Cynora GmbH. As of December 31, 2019, the Controlling Company’s ownership percentage in Cynora GmbH decreased from 14% to 12% as the Controlling Company did not participate in the capital increase of Cynora GmbH.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

8.	Investments in Equity Accounted Investees, Continued

(*5)	During 2019, the Controlling Company recognized an impairment loss of ~~W~~736 million as finance cost for the investments in Material Science Co., Ltd.
(*6)	During 2019, the Controlling Company recognized a reversal of impairment loss of ~~W~~209 million as finance income for the investments in Nanosys Inc.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2019, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~7,310 million, ~~W~~39,300 million and ~~W~~15,380 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2017, 2018 and 2019 amounted to ~~W~~8,639 million, ~~W~~5,272 million and ~~W~~7,502 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information of the significant associate as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 is as follows:

(i)	Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2018		December 31, 2019
Total assets	~~W~~	194,021	195,815
Current assets		128,788	126,314
Non-current assets		65,233	69,501
Total liabilities		72,686	66,017
Current liabilities		66,797	51,625
Non-current liabilities		5,889	14,392

(In millions of won)	2017		2018	2019
Revenue	~~W~~	408,846	384,144	346,434
Profit for the year		12,327	12,744	13,672
Other comprehensive income (loss)		(9,366)	2,612	9,933
Total comprehensive income		2,961	15,356	23,605

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2018 and 2019 is as follows:

(i)	As of December 31, 2018

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	121,335	40%	48,534	—	(711)	47,823

(ii)	As of December 31, 2019

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	129,798	40%	51,919	—	(789)	(433)	50,697

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2018 and 2019 is as follows:

(i)	As of December 31, 2018

(In millions of won)
	Book value		Net profit of associates (applying ownership interest)
			Profit for the year	Other comprehensive income	Total comprehensive income
Other associates	~~W~~	66,166	(3,739)	(988)	(4,727)

(ii)	As of December 31, 2019

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	58,914	6,756	190	6,946

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2018 and 2019 are as follows:

(In millions of won)
		2018
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	46,511	—	(4,172)	4,439	1,045	—	47,823
	Others		75,996	12,592	(1,100)	(3,739)	(988)	(16,595)	66,166

		~~W~~	122,507	12,592	(5,272)	700	57	(16,595)	113,989

(In millions of won)
		2019
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,823	—	(6,057)	5,391	3,973	(433)	50,697
	Others		66,166	(9,807)	(1,445)	6,756	190	(2,946)	58,914

		~~W~~	113,989	(9,807)	(7,502)	12,147	4,163	(3,379)	109,611

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330
Accumulated depreciation as of January 1, 2018		—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)
Accumulated impairment loss as of January 1, 2018		—	(1,757)	(2,290)	—	—	—	(4,047)

Book value as of January 1, 2018	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960
Additions		—	—	—	—	8,605,551	—	8,605,551
Depreciation		—	(318,311)	(2,568,335)	(67,274)	—	(169,739)	(3,123,659)
Disposals		(15)	(161)	(112,752)	(311)	—	(2,971)	(116,210)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others(*2)		1,332	55,430	1,959,645	68,177	(2,357,412)	380,278	107,450
Effect of movements in exchange rates		—	9,809	14,520	359	15,010	312	40,010
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)
Reclassification to assets held-for-sale		—	(69,758)	(1)	(37)	—	(365)	(70,161)

Book value as of December 31, 2018	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	264,237	21,600,130

Acquisition cost as of December 31, 2018	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	633,220	60,518,509

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,991,445)	(34,817,982)	(692,372)	—	(368,983)	(38,870,782)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	(1,706)	(28,001)	—	(17,890)	—	(47,597)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	—	633,220	60,518,509
Accumulated depreciation as of January 1, 2019		—	(2,991,445)	(34,817,982)	(692,372)	—	—	(368,983)	(38,870,782)
Accumulated impairment loss as of January 1, 2019		—	(1,706)	(28,001)	—	(17,890)	—	—	(47,597)

Book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	—	264,237	21,600,130

Recognition of right-of-use assets on initial application of IFRS No. 1116		—	—	—	—	—	142,040	—	142,040

Adjusted book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	142,040	264,237	21,742,170

Additions		—	—	—	—	5,878,369	29,733	—	5,908,102
Depreciation		—	(302,157)	(2,609,205)	(66,592)	—	(51,063)	(239,762)	(3,268,779)
Disposals		(7,861)	(4,958)	(559,616)	(1,622)	—	(3,594)	(16,953)	(594,604)
Impairment loss (*2)		—	(125,687)	(1,212,215)	(8,278)	(171,439)	(4,302)	(28,509)	(1,550,430)
Others (*3)		68	1,064,123	6,958,793	70,140	(8,373,047)	—	279,923	—
Government grants received		—	(83,200)	(17,028)	—	(180,448)	—	—	(280,676)
Effect of movements in exchange rates		—	21,984	30,957	884	75,958	436	1,643	131,862

Book value as of December 31, 2019	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Acquisition cost as of December 31, 2019	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455

Accumulated depreciation as of December 31, 2019	~~W~~	—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display (AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,491,292 million (~~W~~1,369,371 million and ~~W~~121,921 million for Display (AD PO) and Lighting CGUs, respectively) were recognized as other expenses. Details of the impairment loss are explained in note 10(e).

(*3)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Capitalized borrowing costs	~~W~~	47,686	146,607	283,525
Capitalization rate		1.92%	2.80%	3.74%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

10.	Intangible Assets and Non-current Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290
Accumulated amortization as of January 1, 2018		(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		24,596	—	2,844	—	100,820	—	—	—	—	128,260
Amortization(*1)		(43,437)	(80,159)	—	(302,685)	—	(3,517)	(1,107)	—	(1)	(430,906)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	95,028	449	—	(95,028)	—	—	—	—	449
Effect of movements in exchange rates		1,896	1,240	1	—	238	—	—	1,263	—	4,638

Book value as of December 31, 2018	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642

Acquisition cost as of December 31, 2018	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102

Accumulated amortization as of December 31, 2018	~~W~~	(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

10.	Intangible Assets and non-current asset impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102
Accumulated amortization as of January 1, 2019		(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	846	—	90,369	—	—	—	3	119,615
Amortization (*1)		(42,550)	(82,016)	—	(297,959)	—	(2,637)	(1,108)	—	(2)	(426,272)
Disposals		—	(239)	(1,816)	—	—	—	—	—	—	(2,055)
Impairment loss (*3)(*4)		(29,152)	(8,905)	—	(131,713)	—	(21,685)	—	(57,995)	—	(249,450)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	111,359	—	—	(112,159)	—	—	—	—	(800)
Effect of movements in exchange rates		4,318	347	23	—	72	—	—	1,103	—	5,863

Book value as of December 31, 2019	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448

Acquisition cost as of December 31, 2019	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351

Accumulated amortization as of December 31, 2019	~~W~~	(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)

Accumulated impairment loss as of December 31, 2019	~~W~~	(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

10.	Intangible Assets and non-current asset impairment, Continued

(*3)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~131,628 million (~~W~~26,284 and ~~W~~105,344 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other expenses. The impairment amount is recognized in goodwill, customer relationships and others. Details of the impairment loss are explained in note 10(e)).

(*4)	The Group recognized an impairment loss amounting to ~~W~~117,822 million in connection with development projects that were terminated after the impairment review.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

10.	Intangible Assets and non-current asset impairment, Continued

(c)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2018 and 2019 are as follows:

(i)	As of December 31, 2018

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

		~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

		~~W~~	216,509

		~~W~~	366,910

(ii)	As of December 31, 2019

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	53,350	0.4
	TV		22,597	0.4
	Notebook		14,464	0.4
	Others		12,370	0.7

		~~W~~	102,781

Development in process	Mobile	~~W~~	157,483	—
	TV		42,587	—
	Notebook		46,167	—
	Others		26,165	—

		~~W~~	272,402

		~~W~~	375,183

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

10.	Intangible Assets and non-current asset impairment, Continued

(e)	Impairment assessment

(i)

During 2019, the Group has distinguished Display (AD PO) and Lighting businesses as separate CGUs from the existing Display CGU due to the initiation of independent factory production of Display (AD PO) business and the decision of Lighting business planned discontinuance in response to business environmental changes. As of December 31, 2019, goodwill allocated to the Display CGU amounts to ~~W~~47,419 million.

(ii)

Impairment on assets belonging to all of the CGUs was assessed due to the decision of planned discontinuance of Lighting business and adverse changes in the business environment of Display (AD PO). The recoverable amount of each CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future pre- tax cash flow based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display (AD PO) CGU and Display CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. For all of the CGUs, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2019 are as follows.

	Lighting(*2)	Display (AD PO)(*3)	Display(*4)
Discount rate(*1)	6.1%	6.1%	6.1%
Terminal growth rate	N/A	0.0%	1.0%

(*1)

The discount rate was calculated using the weighted average cost of equity capital and debt, and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated by the interest rate of the Group’s publicly issued bonds and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry with the Group.

(*2)

As a result of impairment test, the carrying amount of Lighting CGU which produces OLED lighting products was fully impaired with impairment loss of ~~W~~230,867 million recognized as other expenses for the year ended December 31, 2019.

(*3)

As a result of impairment test, the carrying amount of Display(AD PO) CGU which produces plastic OLED mobile products and commenced mass production in 2019, exceeds the recoverable amount of ~~W~~1,729,209 million and an impairment loss of ~~W~~1,395,655 million was recognized as other expenses for the year ended December 31, 2019. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~259,221 million (15.0%). If the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~169,626 million (9.8%).

(*4)

As a result of impairment test for Display CGU, the recoverable amount exceeds the carrying amount by ~~W~~3,568,588 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. The discount rate and terminal growth rate would need to increase by 1.06% and decrease by 1.39%, individually (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Current
Short-term borrowings	~~W~~	—	696,793
Current portion of long-term borrowings and bonds		1,553,907	1,242,904
Lease liabilities		—	37,387

	~~W~~	1,553,907	1,977,084

Non-current
Won denominated borrowings	~~W~~	2,700,608	2,692,560
Foreign currency denominated borrowings		2,531,663	6,107,117
Bonds		1,772,599	2,741,516
Derivatives(*)		25,758	20,592
Lease liabilities		—	51,125

	~~W~~	7,030,628	11,612,910

(*)	Represents currency interest rate swap contracts entered by the Group to hedge interest rate risks with respect to foreign currency denominated borrowings and bonds.

(b)	Foreign currency denominated short-term borrowings as of December 31, 2019 are as follows. There are none as of December 31, 2018.

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	347,340
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		61,613
Standard Chartered Bank (China) Limited and others	PBOC x 1.05 PBOC - 0.05		287,840

Foreign currency equivalent		USD	353
		CNY	1,737

		~~W~~	696,793

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents the benchmark interest rate of People’s Bank of China.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2018		December 31, 2019
Woori Bank	2.75	~~W~~	1,259	608
Korea Development Bank and others	CD rate (91days) + 1.00~1.39, 2.21~3.25		2,850,000	3,330,000
Less current portion of long-term borrowings			(150,651)	(638,048)

		~~W~~	2,700,608	2,692,560

(*)	CD represents Certificate of Deposit.

(d)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2019 (%)	December 31, 2018		December 31, 2019
The Export-Import Bank of Korea	3ML+0.75~1.70 6ML+1.25~1.35	~~W~~	955,975		1,696,177
China Construction Bank and others	USD: 3ML+0.80~1.43 CNY: PBOC X (0.95~1.05)		2,419,286		4,606,094

Foreign currency equivalent		USD	2,262	USD	2,767
		CNY	5,198	CNY	18,699
Less current portion of long-term borrowings			(843,598)		(195,154)

		~~W~~	2,531,663		6,107,117

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2019 (%)	December 31, 2018		December 31, 2019
Won denominated bonds(*1)
Publicly issued bonds	May 2020 ~ February 2024	1.95~2.95	~~W~~	1,900,000		1,730,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000		110,000
Less discount on bonds				(3,949)		(3,404)
Less current portion				(559,658)		(409,702)

			~~W~~	1,446,393		1,426,894

Foreign currency denominated bonds(*2)
Publicly issued bonds	November 2021	3.88	~~W~~	335,430		347,340
Privately issued bonds	April 2023	3ML + 1.47		—		115,780
Foreign currency equivalent			USD	300	USD	400
Less discount on bonds				(9,224)		(6,883)

			~~W~~	326,206		456,237

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	August 2024	1.50	~~W~~	—		858,385
Foreign currency equivalent				—	USD	741

			~~W~~	1,772,599		2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of December 31, 2019 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance
Principal redemption	1. Redemption at maturity : Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Advanced redemption :

The Controlling Company has a right to redeem in advance (call option) and the bondholders have a right to require the Controlling Company to redeem in advance (put option). At exercise, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2019 is as follows:

(In won and No. of shares)
	December 31, 2019
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

12.	Employee Benefits

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

(a)	Net defined benefit liabilities (defined benefit assets) recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,595,423	1,481,339
Fair value of plan assets		(1,550,063)	(1,607,253)

	~~W~~	45,360	(125,914)

Defined benefit liabilities, net	~~W~~	45,360	1,338
Defined benefit assets	~~W~~	—	127,252

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2019 are as follows:

(In millions of won)
	2018		2019
Opening defined benefit obligations	~~W~~	1,562,424	1,595,423
Current service cost		204,668	194,469
Past service cost		(25,749)	(32,006)
Interest cost		49,145	42,360
Remeasurements (before tax)		(27,885)	(137,464)
Benefit payments		(88,562)	(95,675)
Curtailment of plans		(74,459)	(80,470)
Net transfers from (to) related parties		(4,217)	(5,349)
Others		58	51

Closing defined benefit obligations	~~W~~	1,595,423	1,481,339

Weighted average remaining maturity of defined benefit obligations as of December 31, 2018 and 2019 are 14.4 years and 15.1 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2019 are as follows:

(In millions of won)
	2018		2019
Opening fair value of plan assets	~~W~~	1,466,977	1,550,063
Expected return on plan assets		48,184	41,826
Remeasurements (before tax)		(22,195)	(8,824)
Contributions by employer directly to plan assets		212,224	186,641
Benefit payments		(80,690)	(82,266)
Net transfers from (to) related parties		—	280
Curtailment of plans		(74,437)	(80,467)

Closing fair value of plan assets	~~W~~	1,550,063	1,607,253

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,550,063	1,607,253

As of December 31, 2019, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Current service cost	~~W~~	195,850	204,668	194,469
Past service cost		—	(25,749)	(32,006)
Net interest cost		2,391	961	534

	~~W~~	198,241	179,880	162,997

Expenses are recognized in the following line items in the consolidated statements of comprehensive income (loss):

(In millions of won)
	2017		2018	2019
Cost of sales	~~W~~	158,418	134,879	119,147
Selling expenses		11,114	11,045	10,600
Administrative expenses		16,287	19,472	18,360
Research and development expenses		12,422	14,484	14,890

	~~W~~	198,241	179,880	162,997

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)	2017		2018	2019
Balance at January 1	~~W~~	(163,950)	(170,510)	(165,969)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(48,890)	56,225	43,644
Demographic assumptions		(7,702)	(15,379)	(19,952)
Financial assumptions		56,706	(12,961)	113,772
Return on plan assets		(16,374)	(22,195)	(8,824)
Group’s share of associates regarding remeasurements		441	20	238

	~~W~~	(15,819)	5,710	128,878

Income tax	~~W~~	9,259	(1,169)	(35,235)

Balance at December 31	~~W~~	(170,510)	(165,969)	(72,326)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	2018	2019
Expected rate of salary increase	4.3%	3.4%
Discount rate for defined benefit obligations	2.8%	2.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2018	December 31, 2019
Teens	Males	0.01%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.00%
Forties	Males	0.03%	0.02%
	Females	0.02%	0.01%
Fifties	Males	0.05%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2019:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(194,432)	237,364
Expected rate of salary increase		233,106	(194,965)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

13.	Provisions

(a)	Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
	Litigations and claims		Warranties(*)	Others	Total
Balance at January 1, 2018	~~W~~	43	102,450	1,835	104,328
Adjustment from adoption of IFRS 15		—	—	9,789	9,789
Additions (reversals)		—	234,928	(2,694)	232,234
Usage		(43)	(215,290)	—	(215,333)

Balance at December 31, 2018	~~W~~	—	122,088	8,930	131,018

Current	~~W~~	—	89,324	8,930	98,254
Non-current	~~W~~	—	32,764	—	32,764

(b)	Changes in provisions for the year ended December 31, 2019 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	122,088	8,930	131,018
Additions		3,073	418,942	17,451	439,466
Usage		(3,073)	(310,768)	—	(313,841)

Balance at December 31, 2019	~~W~~	—	230,262	26,381	256,643

Current	~~W~~	—	163,144	26,381	189,525
Non-current	~~W~~	—	67,118	—	67,118

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

14.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Current liabilities
Withholdings	~~W~~	30,970	28,376
Unearned revenues		43,841	44,333
Security deposits		165	9,310

	~~W~~	74,976	82,019

Non-current liabilities
Long-term accrued expenses	~~W~~	80,817	78,537
Long-term other accounts payable		3,103	1,069
Long-term advances received		2,116	6,852
Security deposits		10,790	1,690

	~~W~~	96,826	88,148

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2019, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufactures in Mannheim District Court in Germany. As of December 31, 2019, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,360 million (~~W~~1,574,608 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2019, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold, but not yet due, accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW USD	90,000 25	90,000 28,945		— —	— —
	Sumitomo Mitsui Banking Corporation	USD	20	23,156		—	—
	Bank of Tokyo-Mitsubishi UFJ	KRW	130,000	130,000		—	—
		USD	70	81,046	USD	4	4,640
	BNP Paribas	USD	125	144,725	USD	18	20,888
	ING Bank	USD	150	173,670		—	—

		USD	390		USD	22
		KRW	220,000	671,542		—	25,528

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	347,340		—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	17,367		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	81,046		—	—
	Taishin International Bank	USD	280	324,184	USD	20	23,157

LG Display Germany GmbH	Citibank	USD	80	92,624		—	—
	BNP Paribas	USD	75	86,835		—	—
	DZ Bank AG	USD	4	4,229	USD	2	1,859
	Commerzbank AG	USD	3	4,030	USD	4	4,142
	UniCredit Bank	USD	23	26,099	USD	3	3,827

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	800	926,240	USD	749	867,424
	Standard Chartered Bank	USD	600	694,680		—	—
	Sumitomo Mitsui Banking Corporation	USD	200	231,560		—	—

		USD	2,450	2,836,234	USD	778	900,409

		USD	2,840		USD	800
		KRW	220,000	3,507,776		—	925,937

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2019, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~173,670 million) with KEB Hana Bank, USD 50 million (~~W~~57,890 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~115,780 million) with Industrial Bank of Korea and USD 100 million (~~W~~115,780 million) with Industrial and Commercial Bank of China.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~354,070 million) from Korea Development Bank for foreign currency denominated bonds.

LG Display (China) Co., Ltd. and others are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 778 million (~~W~~128,863 million), JPY 900 million (~~W~~9,571 million), EUR 2.5 million (~~W~~3,244 million), VND 46,394 million (~~W~~2,320 million) and USD 0.5 million (~~W~~579 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2019, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. as of December 31, 2019.

Long-term supply agreement

As of December 31, 2019, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 875 million (~~W~~1,013,075 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and other various banks relating to advances received (see note 15(b) payment guarantees).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

16.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2018 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to December 31, 2019.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Foreign currency translation differences for foreign operations	~~W~~	(272,474)	(178,452)
Other comprehensive loss from associates (excluding remeasurements of net defined benefit liabilities)		(28,494)	(24,569)

	~~W~~	(300,968)	(203,021)

The movement in reserves for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2017	~~W~~	(59,042)	(29,436)	(88,478)
Change in reserves		(200,707)	905	(199,802)

December 31, 2017		(259,749)	(28,531)	(288,280)

January 1, 2018		(259,749)	(28,531)	(288,280)
Change in reserves		(12,725)	37	(12,688)

December 31, 2018		(272,474)	(28,494)	(300,968)

January 1, 2019		(272,474)	(28,494)	(300,968)
Change in reserves		94,022	3,925	97,947

December 31, 2019		(178,452)	(24,569)	(203,021)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

17.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of customers for the years ended December 31, 2017, 2018 and 2019.

(a)	Revenue by geography

(In millions of won)
	2017		2018	2019
Domestic	~~W~~	1,996,183	1,589,452	1,264,639
Foreign
China		18,090,974	15,242,533	15,432,503
Asia (excluding China)		2,383,390	2,481,112	2,404,739
United States		2,724,714	2,462,918	1,940,321
Europe (excluding Poland)		1,433,126	1,496,138	1,475,942
Poland		1,161,829	1,064,418	957,423

		25,794,033	22,747,119	22,210,928

	~~W~~	27,790,216	24,336,571	23,475,567

Sales to Company A and Company B amount to ~~W~~8,494,720 million and ~~W~~4,501,790 million, respectively, for the year ended December 31, 2019 (2017: ~~W~~9,027,165 million and ~~W~~6,511,961 million, 2018: ~~W~~7,262,255 million and ~~W~~5,171,354 million). The Group’s top ten end-brand customers together accounted for 80% of sales for the year ended December 31, 2019 (2017: 81%, 2018: 77%).

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2018			December 31, 2019
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,984,688	816,808	12,764,240	708,047
Foreign
China		5,049,216	12,332	7,391,279	34,337
Others		1,566,226	158,502	1,932,126	131,064

	~~W~~	6,615,442	170,834	9,323,405	165,401

	~~W~~	21,600,130	987,642	22,087,645	873,448

(c)	Revenue by product and services

(In millions of won)
	2017		2018	2019
Televisions	~~W~~	11,717,982	9,727,260	7,998,137
Desktop monitors		4,393,482	4,040,025	4,028,007
Tablet products		2,369,634	1,990,766	2,251,049
Notebook computers		2,244,088	2,836,888	2,783,718
Mobile and others		7,065,030	5,741,632	6,414,656

	~~W~~	27,790,216	24,336,571	23,475,567

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Changes in inventories	~~W~~	(62,299)	(341,120)	640,048
Purchases of raw materials, merchandise and others		13,548,848	12,863,812	12,580,796
Depreciation and amortization		3,214,576	3,554,565	3,695,051
Outsourcing		771,697	825,393	865,935
Labor		3,258,427	3,222,110	3,072,877
Supplies and others		1,239,915	1,010,352	813,262
Utility		865,347	899,075	896,112
Fees and commissions		692,125	722,134	695,245
Shipping		249,820	240,288	196,002
Advertising		236,440	112,400	193,436
Warranty		251,131	234,928	418,942
Travel		92,976	104,009	95,074
Taxes and dues		91,806	123,210	109,473
Impairment loss on property, plant, and equipment		—	43,601	1,550,430
Impairment loss on intangible assets		1,809	82	249,450
Others		917,242	713,990	625,504

	~~W~~	25,369,860	24,328,829	26,697,637

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2017, 2018, and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Salaries(*1)	~~W~~	327,288	500,610	514,736
Expenses related to defined benefit plans(*2)		27,401	30,724	29,018
Other employee benefits		94,740	90,348	77,690
Shipping		214,866	200,434	162,509
Fees and commissions		197,070	221,050	219,784
Depreciation		138,711	174,575	225,909
Taxes and dues		46,317	65,621	49,826
Advertising		236,440	112,400	193,436
Warranty		251,131	234,928	418,942
Rent		26,711	26,691	2,887
Insurance		12,459	11,584	11,386
Travel		27,879	24,659	23,594
Training		16,311	13,309	12,215
Others		73,181	65,343	63,799

	~~W~~	1,690,505	1,772,276	2,005,731

(*1)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2018 and 2019 amount to ~~W~~184,941 million and ~~W~~218,826 million, respectively.
(*2)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2018 and 2019 amount to ~~W~~111 million and ~~W~~58 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Salaries and wages	~~W~~	2,704,217	2,720,014	2,553,485
Other employee benefits		483,704	500,169	473,916
Contributions to National Pension plan		73,061	75,668	73,148
Expenses related to defined benefit plan and defined contribution plan(*)		198,241	180,737	163,757

	~~W~~	3,459,223	3,476,588	3,264,306

(*)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2018 and 2019 amount to ~~W~~857 million and ~~W~~760 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

21.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Foreign currency gain	~~W~~	969,425	970,306	1,174,376
Gain on disposal of property, plant and equipment		101,227	6,620	35,788
Gain on disposal of intangible assets		308	239	552
Reversal of impairment loss on intangible assets		35	348	960
Rental income		2,212	3,584	3,098
Gain on disposal of non-current assets held for sales		—	—	8,353
Others		8,539	23,040	44,124

	~~W~~	1,081,746	1,004,137	1,267,251

(b)	Details of other expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Foreign currency loss	~~W~~	1,189,193	1,030,084	1,235,054
Other bad debt expenses		1,798	4	1,379
Loss on disposal of property, plant and equipment		20,030	15,048	40,897
Impairment loss on property, plant and equipment		—	43,601	1,550,430
Loss on disposal of intangible assets		30	—	139
Impairment loss on intangible assets		1,809	82	249,450
Donations		17,152	7,698	693
Others		443	18,716	19,701

	~~W~~	1,230,455	1,115,233	3,097,743

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Finance income
Interest income	~~W~~	60,106	69,020	53,378
Foreign currency gain		210,890	160,989	135,006
Gain on disposal of investments in equity accounted investees		3,669	—	4,531
Reversal of impairment loss of investments in equity accounted investees		—	802	1,744
Gain on transaction of derivatives		3,106	2,075	21,752
Gain on valuation of derivatives		1,070	13,059	59,781
Gain on disposal of available-for-sale financial assets		8	—	—
Gain on disposal of financial asset at fair value through profit or loss		—	—	138
Gain on valuation of financial asset at fair value through profit or loss		170	8,186	402

	~~W~~	279,019	254,131	276,732

Finance costs
Interest expense	~~W~~	90,538	80,517	172,750
Foreign currency loss		126,642	184,309	154,421
Loss on disposal of investments in equity accounted investees		42,112	595	—
Loss on impairment of investments in equity accounted investees		4,234	17,397	5,123
Loss on sale of trade accounts and notes receivable		784	13,361	19,728
Loss on transaction of derivatives		514	49	—
Loss on valuation of derivatives		—	26,600	17,999
Loss on impairment of available-for-sale financial assets		1,948	—	—
Loss on valuation of financial asset at fair value through profit or loss		—	225	4,630
Loss on valuation of financial liabilities at fair value through profit or loss		—	—	56,384
Others		2,084	3,840	12,212

	~~W~~	268,856	326,893	443,247

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

22.	Finance Income and Finance Costs, Continued

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Foreign currency translation differences for foreign operations	~~W~~	(231,738)	(19,987)	106,690

Finance income (costs) recognized in other comprehensive income (loss) after tax	~~W~~	(231,738)	(19,987)	106,690

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Current tax expense
Current year	~~W~~	512,123	167,394	193,691
Adjustment for prior years		—	82,225	(35,787)

	~~W~~	512,123	249,619	157,904

Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	(104,835)	(226,360)	(963,385)
Change in unrecognized deferred tax assets		(11,708)	64,818	333,317

	~~W~~	(116,543)	(161,542)	(630,068)

Income tax expense (benefit)	~~W~~	395,580	88,077	(472,164)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

23.	Income Taxes, Continued

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2017, 2018, and 2019 are as follows:

(In millions of won)
	2017
	Before tax		Tax benefit	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	(16,260)	9,259	(7,001)
Foreign currency translation differences for foreign operations		(231,738)	—	(231,738)
Change in equity of equity method investee		1,346	—	1,346

	~~W~~	(246,652)	9,259	(237,393)

(In millions of won)
	2018
	Before tax		Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	5,690	(1,169)	4,521
Foreign currency translation differences for foreign operations		(19,987)	—	(19,987)
Change in equity of equity method investee		57	—	57

	~~W~~	(14,240)	(1,169)	(15,409)

(In millions of won)
	2019
	Before tax		Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	128,640	(35,235)	93,405
Foreign currency translation differences for foreign operations		106,690	—	106,690
Change in equity of equity method investee		4,163	—	4,163

	~~W~~	239,493	(35,235)	204,258

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2017, 2018, and 2019 is as follows:

(In millions of won)
	2017			2018		2019
Profit (loss) before income taxes	~~W~~		2,332,632		(91,366)		(3,344,242)

Income tax expense (benefit) using each country’s tax rate		28.54%	665,733	(33.60%)	30,695	23.94%	(800,660)
Non-deductible expenses		2.72%	63,416	(40.07%)	36,608	(0.95%)	31,649
Tax credits		(10.64%)	(248,191)	117.27%	(107,146)	1.47%	(49,269)
Change in unrecognized deferred tax assets		(0.50%)	(11,708)	(70.94%)	64,818	(9.97%)	333,318
Adjustment for prior years(*1)		—	—	(90.00%)	82,225	1.07%	(35,787)
Effect on change in tax rate		(3.10%)	(72,376)	15.68%	(14,326)	(0.40%)	13,353
Others		(0.06%)	(1,294)	5.25%	(4,797)	(1.05%)	35,232

Actual income tax expense (benefit)	~~W~~		395,580		88,077		(472,164)

Actual effective tax rate			16.96%		(*2)		(*2)

(*1)	Consist of changes in tax credits in amended tax returns and expected amount of income tax adjustment in relation to the transfer price investigation and others
(*2)	Actual effective tax rate are not calculated due to loss before income tax for 2018 and 2019.

(d)	Tax uncertainties

In June 2019, LG Display Guangzhou Co., Ltd, LG Display Yantai Co., Ltd. and LG Display Nanjing Co., Ltd., subsidiaries of the Controlling Company, were imposed of additional taxes amounting to ~~W~~127.1 billion, in aggregate, by the Chinese tax authorities in connection with the transfer price investigation initiated in 2015.

OECD Guidelines, the Korea-China tax treaty, and the domestic tax laws of both countries stipulate mutual agreements to resolve double taxation. In July 2019, the Controlling Company registered an application form to initiate a mutual agreement on the estimated amount of ~~W~~109.2 billion corporate tax adjustment from the Korea National Tax Service. The application was officially registered as a mutual agreement and the two tax authorities held their first meeting in November 2019 and further consultation will be conducted in 2020.

Meanwhile, the Controlling Company expects that the mutual agreement between tax authorities will be processed and be resolved within a reasonable period and the Controlling Company recognized the estimated income tax refund as current tax asset as of December 31, 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2019, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~69,758 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2019, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Tax credit carryforwards	~~W~~	549,056	44,692	70,646	220,135	114,845	98,738

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2018		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Other accounts receivable, net	~~W~~	—	—	(1,013)	(4,364)	(1,013)	(4,364)
Inventories, net		60,606	89,522	—	—	60,606	89,522
Investments in subsidiaries and associates		13,404	—	—	(20,015)	13,404	(20,015)
Accrued expenses		126,072	131,196	—	—	126,072	131,196
Property, plant and equipment		445,721	691,599	(1,495)	(21,690)	444,226	669,909
Intangible assets		3,468	21,886	(14,588)	(10,759)	(11,120)	11,127
Provisions		32,468	59,875	—	(4,446)	32,468	55,429
Gain or loss on foreign currency translation, net		13	—	—	—	13	—
Others		20,850	137,667	(7,665)	(328)	13,185	137,339
Tax loss carryforwards		134,845	607,432	—	—	134,845	607,432
Tax credit carryforwards		308,393	38,337	—	—	308,393	38,337

Deferred tax assets (liabilities)	~~W~~	1,145,840	1,777,514	(24,761)	(61,602)	1,121,079	1,715,912

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2018 and 2019 are as follows:

(In millions of won)	January 1, 2018		Profit or loss	Other comprehensive loss	December 31, 2018	Profit or loss	Other comprehensive loss	December 31, 2019
Other accounts receivable, net	~~W~~	(1,441)	428	—	(1,013)	(3,351)	—	(4,364)
Inventories, net		34,550	26,056	—	60,606	28,916	—	89,522
Defined benefit liabilities, net		2,375	(1,206)	(1,169)	—	35,235	(35,235)	—
Subsidiaries and associates		29,061	(15,657)	—	13,404	(33,419)	—	(20,015)
Accrued expenses		183,903	(57,831)	—	126,072	5,124	—	131,196
Property, plant and equipment		409,928	34,298	—	444,226	225,683	—	669,909
Intangible assets		(21,189)	10,069	—	(11,120)	22,247	—	11,127
Provisions		27,018	5,450	—	32,468	22,961	—	55,429
Gain or loss on foreign currency translation, net		13	—	—	13	(13)	—	—
Others		27,562	(14,377)	—	13,185	124,154	—	137,339
Tax loss carryforwards		—	134,845	—	134,845	472,587	—	607,432
Tax credit carryforwards		268,926	39,467	—	308,393	(270,056)	—	38,337

Deferred tax assets (liabilities)	~~W~~	960,706	161,542	(1,169)	1,121,079	630,068	(35,235)	1,715,912

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

25.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In won and No. of shares)
	2017		2018	2019
Profit (loss) attributable to owners of the Controlling Company	~~W~~	1,802,756,119,275	(207,239,484,774)	(2,829,705,069,665)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	5,038	(579)	(7,908)

For the years ended December 31, 2017, 2018 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

The Controlling Company issued the convertible bonds on August 22, 2019. Diluted loss per share is not different from basic loss per share due to loss for the year ended December 31, 2019. As of December 31, 2019, 40,988,998 shares of potential common stock were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

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

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2018
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivable	21	852	201	3	4	—	23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Financial liabilities	(2,571)	—	(5,198)	—	—	—	—

Aggregate notional amounts in the consolidated statements of financial position	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency swap contracts	780	—	—	—	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

(In millions)	December 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivable	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

Aggregate notional amounts in the consolidated statements of financial position	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Currency swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2017, 2018 and 2019 and the exchange rates at December 31, 2018 and 2019 are as follows:

(In won)
	Average rate				Reporting date spot rate
	2017		2018	2019	December 31, 2018	December 31, 2019
USD	~~W~~	1,131.08	1,100.21	1,165.46	1,118.10	1,157.80
JPY		10.09	9.96	10.70	10.13	10.63
CNY		167.52	166.41	168.56	162.76	165.74
TWD		37.16	36.51	37.74	36.58	38.48
EUR		1,277.01	1,298.53	1,304.52	1,279.16	1,297.43
PLN		299.98	304.87	303.62	297.33	304.87
VND		0.0498	0.0478	0.0502	0.0482	0.0500

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2018 and 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)
	December 31, 2018			December 31, 2019
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(46,136)	38,725	23,570	105,398
JPY (5 percent weakening)		(12,060)	(10,497)	(8,397)	(6,418)
CNY (5 percent weakening)		41,779	318	(92,454)	11
TWD (5 percent weakening)		413	1	772	—
EUR (5 percent weakening)		1,197	390	221	(278)
PLN (5 percent weakening)		3,451	(236)	8,036	28
VND (5 percent weakening)		273	273	(1,871)	(1,871)

A stronger won against the above currencies as of December 31, 2018 and 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

(ii)	Interest Rate Risk

Interest rate risk arises principally from the Group’s bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations of interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rates and establishing plan for countermeasures. Meanwhile, the Group entered into currency interest rate swap contracts amount of USD 1,785 million (~~W~~2,066,673 million) in notional amount to hedge interest rate risk with respect to variable interest rate applied foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	2,443,583	3,414,838
Financial liabilities		(5,033,515)	(6,066,554)

	~~W~~	(2,589,932)	(2,651,716)

Variable rate instruments
Financial liabilities	~~W~~	(3,525,262)	(7,414,336)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2018 and 2019 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2018
Variable rate instruments(*)	~~W~~	(25,558)	25,558	(25,558)	25,558

December 31, 2019
Variable rate instruments(*)	~~W~~	(38,774)	38,774	(38,774)	38,774

(*)	Financial instruments related to interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) at each reporting date in order to reflect changes in the credit risks based on ECL model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2018 and 2019 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022	3,336,003
Deposits in banks		78,411	78,768
Trade accounts and notes receivable, net		2,829,163	3,154,080
Non-trade receivables		159,238	463,614
Accrued income		10,075	10,434
Deposits		91,123	31,036
Short-term loans		16,116	21,623
Long-term loans		55,048	40,827
Long-term non-trade receivables		11,448	9,072
Lease receivables		—	27,794

	~~W~~	5,615,644	7,173,251

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327	1,544
Derivatives		13,059	49,676

	~~W~~	14,386	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	161	76

	~~W~~	5,630,191	7,224,547

Trade accounts and notes receivables are insured in order to manage credit risk if it does not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit ratings and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

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

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2019.

(In millions of won)
			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,329,671	11,514,568	1,174,941	723,363	2,173,444	6,471,876	970,944
Bonds		3,151,218	3,306,729	297,649	184,878	908,281	1,780,014	135,907
Trade accounts and notes payable		2,618,261	2,618,261	2,618,261	—	—	—	—
Other accounts payable		2,069,105	2,069,105	2,068,039	1,066	—	—	—
Other accounts payable (enterprise procurement cards)(*)		2,328,016	2,353,355	1,287,023	1,066,332	—	—	—
Long-term other accounts payable		1,069	1,069	—	—	1,069	—	—
Security deposits received		11,000	11,000	3,980	5,330	1,690	—	—
Lease liabilities		88,512	97,562	26,702	14,543	22,931	23,096	10,290
Derivative financial liabilities
Derivatives	~~W~~	20,592	(13,101)	—	—	(4,870)	(8,231)	—

	~~W~~	20,617,444	21,958,548	7,476,595	1,995,512	3,102,545	8,266,755	1,117,141

(*)

Represents the amount of utility expenses and others paid by the enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arises from operating activities of purchasing of goods and services thus the related cash flow is disclosed as operating activities.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

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

(In millions of won)
	December 31, 2018		December 31, 2019
Total liabilities	~~W~~	18,289,464	23,086,282
Total equity		14,886,246	12,488,281
Cash and deposits in banks(*1)		2,443,422	3,414,760
Borrowings (including bonds)		8,558,777	13,480,889
Total liabilities to equity ratio		123%	185%
Net borrowings to equity ratio(*2)		41%	81%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

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

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2018 and 2019 are as follows:

(In millions of won)
	December 31, 2018			December 31, 2019
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022	(*)	3,336,003	(*)
Deposits in banks		78,411	(*)	78,768	(*)
Trade accounts and notes receivable		2,829,163	(*)	3,154,080	(*)
Non-trade receivables		159,238	(*)	463,614	(*)
Accrued income		10,075	(*)	10,434	(*)
Deposits		91,123	(*)	31,036	(*)
Short-term loans		16,116	(*)	21,623	(*)
Long-term loans		55,048	(*)	40,827	(*)
Long-term non-trade receivables		11,448	(*)	9,072	(*)
Lease receivables		—	—	27,794	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,681	13,681	9,879	9,879
Convertible bonds		1,327	1,327	1,544	1,544
Derivatives		13,059	13,059	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	161	161	76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	25,758	20,592	20,592
Convertible bonds		—	—	858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	6,226,520	6,281,996	10,329,671	10,394,498
Bonds		2,332,257	2,384,987	2,292,833	2,345,867
Trade accounts and notes payable		3,087,461	(*)	2,618,261	(*)
Other accounts payable		3,566,629	(*)	4,397,121	(*)
Long-term other accounts payable		3,103	(*)	1,069	(*)
Security deposits received		10,955	(*)	11,000	(*)
Lease liabilities		—	—	88,512	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2018 and 2019 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2019
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2018 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	6,281,996	Discounted cash flow	Discount rate
Bonds		—	—	2,384,987	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2018	December 31, 2019
Borrowings, bonds and others	2.09~3.37%	1.87~3.56%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

27.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment (See note 9(a)).

(In millions of won)
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	75,777	53,960	1,111	10,800	392	142,040
Addition		19,743	1,890	2,882	4,971	247	29,733
Depreciation		(39,376)	(2,272)	(1,305)	(7,760)	(350)	(51,063)
Derecognition of right-of-use assets		(3,056)	—	(538)	—	—	(3,594)
Impairment		(248)	(3,833)	(20)	(193)	(8)	(4,302)
Gain or loss on foreign currency translation		373	9	17	30	7	436

Balance at December 31, 2019	~~W~~	53,213	49,754	2,147	7,848	288	113,250

(ii)	Amounts recognized in profit or loss other than right-of-use assets

(In millions of won)
	December 31, 2019
Interest on lease liabilities	~~W~~	(4,085)
Income from sub-leasing right-of-use assets presented in ‘other revenue’		1,079
Expenses relating to short-term leases		(1,783)
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets		(1,188)

(iii)	Lease liabilities

(In millions of won)
	December 31, 2019
Balance at January 1, 2019	~~W~~	115,119
Additions		33,878
Interest expense		4,085
Repayment of liabilities		(64,570)
Balance at December 31, 2019		88,512

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

27.	Lease, Continued

(b)	Leases as lessor

During 2019, the Group sub-leased certain right of use assets and classified them as finance leases. During 2019, the Group recognized a gain of ~~W~~3,390 million on derecognition of the right-of-use assets pertaining to buildings, machinery and equipment and presented the gain as gain on disposal of property, plant and equipment.

The Group recognized interest income on lease receivables of ~~W~~1,079 million in 2019.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date. Under IAS 17, the Group did not have any finance leases as a lessor.

(In millions of won)
	December 31, 2019
6 months or less	~~W~~	3,282
6-12 months		3,282
1-2 years		6,563
2-5 years		16,956
Total undiscounted lease receivable		30,083
Unearned finance income		(2,289)
Net Investment in the lease		27,794

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2019 are as follows:

(In millions of won)
	January 1, 2019			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2019
Short-term borrowings	~~W~~	—	686,097	—	10,696	—	—	696,793
Current portion of long-term borrowings and bonds		1,553,907	(1,567,818)	1,237,344	18,887	584	—	1,242,904
Long-term borrowings		5,232,271	4,341,087	(827,883)	54,202	—	—	8,799,677
Bonds		1,772,599	1,323,251	(409,461)	(20,351)	10,568	64,910	2,741,516
Lease liabilities		115,119	(64,570)	—	1,849	4,085	32,029	88,512

	~~W~~	8,673,896	4,718,047	—	65,283	15,237	96,939	13,569,402

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2019 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Controlling Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd.(*)		15,812	—	—	—	—	21
Narenanotech Corporation(*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

	2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.		—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16(*)		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

	2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673
LG Electronics do Brasil Ltda.		192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,568

(*)	Represents transactions occurred prior to the Group’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

	2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
WooRee E&L Co., Ltd.		—	—	6,441	—	—	5
YAS Co., Ltd.		—	1,000	6,764	102,316	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	357,246	147,896	73,323	9,577

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	947,409	—	13,240	815,629	—	153,212
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	3,019	—	924
LG Electronics Nanjing New Technology Co., Ltd.		297,033	—	—	31	—	486
LG Electronics RUS, LLC		100,894	—	—	—	—	1,972

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

	2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	145,546	—	—	—	—	289
LG Innotek Co., Ltd.		7,572	—	53,886	—	—	79,162
Qingdao LG Inspur Digital Communication Co., Ltd.		22,563	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,858	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		114,520	—	—	—	—	85
LG Electronics Mlawa Sp. z o.o.		618,715	—	—	—	—	1,967
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		722,194	—	—	—	—	1,155
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	444	14,527	—	88
HiEntech Co., Ltd.(*2)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics Alabama Inc.		12,869	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	6,236
P.T. LG Electronics Indonesia		11,200	—	—	—	—	176
Others		12,564	—	—	33	—	6,996

	~~W~~	2,569,793	—	54,330	137,209	—	136,970

	~~W~~	3,519,841	7,502	424,816	1,100,734	73,323	299,759

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2018 and 2019 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2018		December 31, 2019	December 31, 2018	December 31, 2019
Associates
INVENIA Co., Ltd.(*)		2,000	—	30,179	—
AVATEC Co., Ltd.		—	—	4,382	1,029
Paju Electric Glass Co., Ltd.		—	—	60,566	62,853
WooRee E&L Co., Ltd.		—	—	7	1,888
YAS Co., Ltd.		—	—	6,145	27,489
Material Science Co., Ltd.		—	—	—	8

	~~W~~	2,000	—	101,279	93,267

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	247,679	209,939	430,677	157,713
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	9,047	6,113	29	—
LG Electronics Vietnam Haiphong Co., Ltd.		25,544	47,740	—	75
LG Electronics Nanjing New Technology Co., Ltd.		43,463	55,343	139	49
LG Electronics RUS, LLC		22,570	17,600	90	83
LG Electronics do Brasil Ltda.		15,608	14,805	62	26
LG Innotek Co., Ltd.		2,885	267	47,382	36,426
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	15,305	11,195	—	17

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2019	December 31, 2018	December 31, 2019
LG Electronics Mlawa Sp. z o.o.	~~W~~	70,236	124,390	33	75
LG Electronics Reynosa, S.A. DE C.V.		69,189	82,927	134	62
LG Electronics Egypt S.A.E.		10,296	9,432	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		3,530	7,221	—	—
P.T. LG Electronics Indonesia		—	7,696	—	16
Others		27,535	2,452	102,486	3,548

	~~W~~	315,208	387,181	150,355	40,377

	~~W~~	564,887	597,120	682,311	291,357

(*)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2019 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	(375)	2,000
YAS Co., Ltd.		375	—	(375)	—

	~~W~~	2,750	—	(750)	2,000

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*1)
Associates	January 1, 2019		Increase	Decrease(*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

29.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of won)
	2017		2018	2019
Short-term benefits	~~W~~	3,724	2,622	2,664
Expenses related to the defined benefit plan		488	794	553

	~~W~~	4,212	3,416	3,217

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2017, 2018 and 2019 is as follows:

(In millions of won)
	2017		2018	2019
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	632,355	516,734	(1,333,967)
Recognition of right-of-use assets and lease liabilities		—	—	29,733

31.	Non-current Assets Held for Sale

In prior years, the Group decided to dispose certain tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. During the year ended December 31, 2019, the Group completed the sale of these assets to LG Chem Poland Sp. z o.o.

Gain from disposal of non-current assets held for sale amount to ~~W~~8,353 million and was recognized as other income.