Form 20-F
period 2020-12-31
LG Display Co., Ltd.
filed 2021-04-29
CIK 1290109

As filed with the Securities and Exchange Commission on April 29, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Won Jung Ryu

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2019 and 2020 and for each of the years ended in the three-year period ended December 31, 2020 included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “CNY” or “Chinese Yuan” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “R$” are to the currency of Brazil, and all references to “VND” are to the currency of Vietnam.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2020, which was ~~W~~1,086.11 = US$1.00.

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been derived from our consolidated financial statements and the related notes, which have been prepared under IFRS as issued by the IASB. Our audited consolidated financial statements as of December 31, 2019 and 2020 and for each of the years in the three-year period ended December 31, 2020 and the related notes are included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2019 and 2020 included in the Form 6-K furnished to the SEC on March 4, 2021 is a loss of ~~W~~1,359 billion and a loss of ~~W~~29 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on March 4, 2021, which is not incorporated by reference to this annual report.

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

Consolidated statements of comprehensive income (loss) data

	Year ended December 31,
	2016		2017		2018		2019 (1)		2020		2020 (2)
	(in billions of Won, except for per share data)										(in millions of US$, except for per share data)
Revenue	~~W~~	26,504	~~W~~	27,790	~~W~~	24,337	~~W~~	23,476	~~W~~	24,230	US$	22,309
Cost of sales		(22,754)		(22,425)		(21,251)		(21,607)		(21,588)		(19,877)
Gross profit		3,750		5,366		3,085		1,868		2,643		2,433
Selling expenses		(695)		(994)		(834)		(1,058)		(818)		(753)
Administrative expenses		(610)		(696)		(938)		(948)		(755)		(695)
Research and development expenses		(1,134)		(1,213)		(1,221)		(1,222)		(1,099)		(1,012)
Profit (loss) before income tax		1,316		2,333		(91)		(3,344)		(595)		(548)
Income tax (expense) benefit		(385)		(396)		(88)		472		524		482
Profit (loss) for the year		931		1,937		(179)		(2,872)		(71)		(65)
Total comprehensive income (loss) for the year		953		1,700		(195)		(2,668)		88		81
Basic earnings (loss) per share (Won, US$)	~~W~~	2,534	~~W~~	5,038	~~W~~	(579)	~~W~~	(7,908)	~~W~~	(250)	US$	(0.2)
Diluted earnings (loss) per share (Won, US$)	~~W~~	2,534	~~W~~	5,038	~~W~~	(579)	~~W~~	(7,908)	~~W~~	(250)	US$	(0.2)

Consolidated statements of financial position data

	As of December 31,
	2016		2017		2018		2019 (1)		2020		2020 (2)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	~~W~~	1,559	~~W~~	2,603	~~W~~	2,365	~~W~~	3,336	~~W~~	4,218	US$	3,884
Deposits in banks		1,164		758		78		79		79		73
Trade accounts and notes receivable, net		4,958		4,325		2,829		3,154		3,518		3,239
Inventories		2,288		2,350		2,691		2,051		2,171		1,999
Total current assets		10,484		10,474		8,800		10,248		11,099		10,219
Property, plant and equipment, net		12,031		16,202		21,600		22,088		20,147		18,550
Total assets		24,884		29,160		33,176		35,575		35,072		32,291
Trade accounts and notes payable		2,877		2,875		3,087		2,618		3,779		3,479
Current financial liabilities		668		1,453		1,554		1,977		3,195		2,942
Other accounts payable		2,450		3,170		3,567		4,397		2,782		2,561
Total current liabilities		7,058		8,979		9,954		10,985		11,007		10,134
Non-current financial liabilities		4,111		4,150		7,031		11,613		11,125		10,243
Long-term advance received		—		830		1,114		321		—		—
Total liabilities		11,422		14,718		18,289		23,086		22,335		20,564
Share capital and share premium		4,040		4,040		4,040		4,040		4,040		3,720
Retained earnings		9,004		10,622		10,240		7,503		7,524		6,927
Total equity		13,462		14,982		14,886		12,488		12,737		11,727

Other financial data

	Year ended December 31,
	2016		2017		2018		2019 (1)		2020		2020 (2)
	(in billions of Won, except for percentages and per share data)										(in millions of US$, except for percentages and per share data)
Gross margin (3)		14.1%		19.3%		12.7%		8.0%		10.9%		10.9%
Net margin (4)		3.5%		7.0%		(0.7)%		(12.2)%		(0.3)%		(0.3)%
EBITDA (5)	~~W~~	4,410	~~W~~	5,579	~~W~~	3,476	~~W~~	471	~~W~~	3,840	US$	3,536
Capital expenditures		3,736		6,592		7,942		6,927		2,604		2,398
Depreciation and amortization (6)		3,022		3,215		3,555		3,695		4,135		3,807
Net cash provided by operating activities		3,641		6,764		4,484		2,707		2,287		2,106
Net cash used in investing activities		(3,189)		(6,481)		(7,675)		(6,755)		(2,319)		(2,135)
Net cash provided by financing activities		308		862		2,953		4,988		932		858
Dividends declared per share (Won, US$)(7)	~~W~~	500	~~W~~	500		—		—		—		—

(1)

We have adopted IFRS No. 16 “Leases” from January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in our retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2016, 2017 and 2018 has not been restated. See Note 3(a) of the notes to our consolidated financial statements.

(2)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

	Year ended December 31,
	2016		2017		2018		2019		2020		2020 (2)
	(in billions of Won)										(in millions of US$)
Profit (loss) for the year	~~W~~	931	~~W~~	1,937	~~W~~	(179)	~~W~~	(2,872)	~~W~~	(71)	US$	(65)
Interest income		(42)		(60)		(69)		(53)		(70)		(64)
Interest expense		115		91		81		173		370		341
Income tax expense (benefit)		385		396		88		(472)		(524)		(482)
Depreciation and amortization		3,021		3,215		3,555		3,695		4,135		3,807

EBITDA	~~W~~	4,410	~~W~~	5,579	~~W~~	3,476	~~W~~	471	~~W~~	3,840	US$	3,536

(6)	Includes amortization of intangible assets.
(7)	Dividends declared per share represent cash dividends declared for the year divided by outstanding shares of common stock as of December 31.

Operating data

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Number of panels sold by product category:
Televisions	52,916	52,108	51,966	44,833	27,712
IT Products(1)	104,630	90,254	92,179	86,957	97,727
Mobile and other applications(2)	173,166	146,162	105,142	99,569	102,884

Total	330,712	288,524	249,287	231,359	228,323

(1)	Comprises notebook computers, desktop monitors and tablet computers.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

	Year ended December 31,
	2016		2017		2018		2019		2020		2020(3)
	(in billions of Won)										(in millions of US$)
Revenue by product category:
Televisions	~~W~~	10,133	~~W~~	11,718	~~W~~	9,727	~~W~~	7,998	~~W~~	6,706	US$	6,174
IT Products(1)		9,115		9,007		8,868		9,063		10,121		9,319
Mobile and other applications(2)		7,216		7,020		5,699		6,374		7,359		6,776

Total sales of goods	~~W~~	26,464	~~W~~	27,745	~~W~~	24,294	~~W~~	23,435	~~W~~	24,186	US$	22,268
Royalties		17		20		18		14		14		13
Others		23		25		25		27		30		28

Revenue	~~W~~	26,504	~~W~~	27,790	~~W~~	24,337	~~W~~	23,476	~~W~~	24,230	US$	22,309

(1)	Comprises notebook computers, desktop monitors and tablet computers.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 5.9% from ~~W~~576,817 in 2018 to ~~W~~610,716 in 2019, which primarily reflected a depreciation of the Korean Won against the U.S. dollar during 2019 as well as our ongoing efforts to increase in our product mix the proportion of higher-priced OLED panels in light of the continued overcapacity in the global TFT-LCD market and further capital investments by other suppliers, particularly from China, and in response to an increase in market demand for OLED products. Our average revenue per square meter of net display area further increased by 29.5% to ~~W~~790,874 (US$728) in 2020, which primarily reflected our ongoing efforts to continue increasing in our product mix the proportion of higher-priced OLED panels and differentiated TFT-LCD panels as well as a stronger global demand for both OLED and TFT-LCD panel products reflecting increased levels of working remotely, online schooling and social distancing in light of the ongoing global pandemic of a new strain of coronavirus referred to as “COVID-19,” an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that is known to have been first transmitted to humans in November 2019 and has spread globally.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which has helped to mitigate the impact of industry-wide overcapacity in the past, can be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including IT products (which term is used by us to collectively refer to notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production.

The overall prospects for the global economy remain uncertain, especially in light of the ongoing global pandemic of COVID-19, which has had and is likely to continue to have a negative effect on the global economy. See “—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, any significant disruptions in our supply chain and global economic conditions in general. For example, as part of our continued efforts to increase the proportion of higher-margin OLED panels in our product mix, we have been reducing the production level of less profitable types of TFT-LCD panels in recent years. In particular, in 2020, we significantly reduced the production level of TFT-LCD television display panels by substantially ceasing the production of most types of such panels in Korea, in light of continued overcapacity in the market and our increased focus on producing OLED panels and higher margin TFT-LCD panels for IT products. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Asia, particularly in China. Our main competitors in the industry include leading display manufacturers in China, Korea, Taiwan, and Japan. See “Item 4.B. Business Overview—Competition.”

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as IT products, televisions and mobile and other applications, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and commercial displays including “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels and transparent OLED display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for IT products and televisions, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using more advanced and newer technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products. We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is valid for a period of time mutually agreed between us and the relevant customer from the date of purchase by such customer. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation, and/or reduce our market share and cause our sales to decline.

We sell our products to a select group of key customers, including our largest shareholder and its affiliates, and any significant decrease in their order levels or material deterioration in their financial condition will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2018, 2019 and 2020.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we have made, and will likely be required to continue to make, significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020. Furthermore, we began production of plastic OLED panels for mobile and other applications on our E5 production line (which has since been integrated into our AP3 fabrication facility to be collectively referred to as “AP3”) and E6 production line (which has since been integrated into our AP4 fabrication facility to be collectively referred to as “AP4”) in August 2017 and July 2019, respectively.

With the addition of 48-inch and 83-inch OLED televisions to the line-up of available products in 2020, following the prior launch of 55-inch, 65-inch, 77-inch and 88-inch OLED televisions, we are continuing to deploy greater resources into OLED panel fabrication capabilities in order to maintain our competitive edge in the OLED television panel market. We are also deploying significant resources into plastic OLED panels for mobile and other applications (especially automotive products) in order to expand our market presence. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for IT products, televisions and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in IT products, televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 36.4%, 38.6% and 41.8% of our total revenue in 2018, 2019 and 2020, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 40.0%, 34.1% and 27.7% of our total revenue in 2018, 2019 and 2020, respectively, and those who use our panels in their mobile and other applications, which accounted for 23.4%, 27.1 and 30.4% of our total revenue in 2018, 2019 and 2020, respectively. As each of these product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand from each of the IT products industry, the television industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, severe health epidemics or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as certain of our manufacturing facilities, are located in countries which have historically suffered natural calamities from time to time, such as China, Japan, Taiwan and Vietnam, as well as Korea. Any occurrence of such natural calamities in countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including China, the United States, Europe, Korea and Japan, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

In particular, COVID-19 has materially and adversely affected the global economy and caused significant volatility in the global financial markets since the first quarter of 2020 as well as minor disruptions in our business operations in 2020, including temporary suspension of operations at certain of our manufacturing facilities. See “—If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.” The World Health Organization declared the COVID-19 as a pandemic in March 2020.

While we believe that the overall impact of COVID-19 on our business and results of operations to date has generally been mixed, as the ensuing increase in demand for certain types of our products, including IT products, due to increased levels of working remotely, online schooling and social distancing, helped offset the negative effects of such pandemic, including those listed below, risks associated with a prolonged outbreak of COVID-19 or other types of widespread infectious diseases include:

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

•	fluctuations of the Won against major foreign currencies (see “—Our results of operations are subject to exchange rate fluctuations”);

•	unstable global and Korean financial markets, which may adversely affect our ability to meet our funding needs on a timely and cost-effective basis; and

•	decreases in the fair value of our investments in companies that may be adversely affected by the pandemic.

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

While our revenue and sales volume have historically been predominantly derived from the sale of display panels with TFT-LCD technology, OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels for IT products, televisions and mobile and other applications, including commercial displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment, and the proportion of our sales derived from our panel products utilizing OLED technology have been increasing in recent years. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We have been producing OLED panels for televisions at our OP1 fabrication facility since 2013, and OLED panels for smartphones at our AP2 fabrication facility since 2013. We also began production of plastic OLED panels at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively, in each case for mobile and other applications. More recently, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020.

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded the Display of the Year Award for our Ultra HD Cinematic Sound OLED technology in May 2018. In addition, our 65-inch rollable OLED television panels received multiple awards at the 2019 Consumer Electronics Show in January 2019 as well as the Presidential Award at the 2019 Korea Tech Show. In November 2020, our OLED television panels received an “Eco Product” certification from SGS S.A., a Switzerland-based global inspection and verification company, and in December 2020, our 88-inch “8K” OLED television panels received the Prime Minister’s Award at the 2020 Korea Tech Show. While we strive to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is still relatively small compared to the market for TFT-LCD panels, and we expect competition will intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•

In response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct a new fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~6 trillion in capital expenditures for the joint venture and commenced mass production of large-sized OLED panels at such fabrication facility in July 2020.

•

In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion in new large-sized and plastic OLED production lines in Paju, Korea. In July 2019, we announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-sized OLED production lines. We are in the process of developing and assessing the specifics of such planned investments, including the timing.

In 2020, our total cash outflows for capital expenditure amounted to ~~W~~2.6 trillion. We currently expect that, in 2021, our total cash outflows for capital expenditure will be higher compared to 2020 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our E5 production line (which has since been integrated into and combined with our AP3 fabrication facility) and AP4 fabrication facility and commenced mass production of plastic OLED panels for mobile and other applications in August 2017 and July 2019, respectively. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, we commenced mass production of large-sized TFT-LCD panels at our CA fabrication facility in Guangzhou, China in September 2014. In response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We have invested approximately ~~W~~6 trillion in capital expenditures for the joint venture and commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

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

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products, overcapacity in the display industry or a significant disruption in the supply chain of raw materials, equipment and labor, we may need to reduce or delay the production of our products, resulting in lower-than-optimal capacity utilization rates. For example, the high degree of uncertainty regarding global economic prospects resulting from the global COVID-19 pandemic may adversely impact global demand for our products. In addition, as a result of the pandemic, we have experienced minor temporary suspensions in production at certain of our manufacturing facilities during 2020, and we may experience further disruptions in our production or supply chain in the future if the pandemic continues for a prolonged period of time. See “—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry, our dependence on a limited number of suppliers or temporary disruptions in the supply chain thereof due to factors outside of our control (such as the ongoing global COVID-19 pandemic or natural calamities). Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

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

Frequent new product introductions in the consumer electronics industries can result in a decline in the average selling prices of our display panels and the obsolescence of our existing display panel inventory. This can result in a decrease in the stated value of our panel inventory, which we value at the lower of cost or market value.

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

Since 2006, we and certain other TFT-LCD panel producers have been subject to an investigation by the U.S. Department of Justice, various and separate claims brought by direct and indirect purchasers, and a number of legal proceedings brought by attorneys general of various states in the United States, with respect to possible anti-competitive activities in the TFT-LCD industry. We have since settled and resolved the investigation and various subsequent legal proceedings, with the exception of the attorney general of the Commonwealth of Puerto Rico. The settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 26, 2021, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.

We have also been subject to investigations outside of the United States, including by the European Commission, with respect to the same subject matter. We have since settled, resolved, and/or paid fines for such actual investigations brought by the relevant competition authorities. Following the European Commission’s decision, various follow-on claims were initiated in the United Kingdom by various claimants alleging damages as a result of violation of European competition laws. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville Technology Group and others (“Granville”) in the U.K. in December 2016. As of April 26, 2021, we are vigorously defending ourselves against claims by Granville.

In addition, in December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 26, 2021, we have not been served with the complaint from Hatzlacha.

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a more detailed description of these matters as well as other material legal proceedings that we are involved in.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2020, we did not recognize any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2020 and may have an adverse effect on our operating results or financial condition.

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

Certain financings extended to us are made at variable rates that use London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the applicable interest rates. As of December 31, 2020, ~~W~~395 billion (US$363 million) of our outstanding short-term borrowings, ~~W~~2,979 billion (US$2,742 million) of our outstanding long-term borrowings (including current portions thereof) and ~~W~~109 billion (US$100 million) of our outstanding bonds were indexed to LIBOR.

In March 2021, the Financial Conduct Authority of the United Kingdom (“FCA”), which has regulatory authority with respect to LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) after December 31, 2021 in the case of all sterling, euro, Swiss franc and Japanese yen settings and the one-week and two-month U.S. dollar settings and (ii) after June 30, 2023 in the case of the remaining U.S. dollar settings. While the ICE Benchmark Administration, the administrator of LIBOR, may publish certain LIBOR settings on the basis of a synthetic methodology for “tough legacy” contracts, there is no guarantee that such rates will be determined and published after the announced deadlines nor confirmed to be representative by the FCA.

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

Our sales of display panels are denominated mainly in U.S. dollars, while our purchases of raw materials are denominated mainly in U.S. dollars and, to a much lesser extent, Japanese Yen and Chinese Yuan. The largest proportion of our expenditures on capital equipment are denominated in Korean Won and U.S. dollars and, to a lesser extent, Chinese Yuan and Japanese Yen. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

We were a defendant in four patent infringement lawsuits (two in the United States, one in Germany and one in China) filed against us by Solas OLED Ltd. between April 2019 and September 2020. In December 2020, we entered into a settlement and license agreement with the plaintiff with respect to each of the four cases, and the plaintiff subsequently withdrew its claim in each of these cases between January and March 2021.

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

As of December 31, 2020, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines and penalties against us, suspension of production or a cessation of operations. Since 2018, we and certain of our employees have received and paid aggregate fines and penalties of approximately ~~W~~53 million in connection with violations of safety and environmental regulations under the Industrial Safety and Health Act, the Waste Management Act and the Air Quality Management Act. We have also implemented certain measures to facilitate future compliance with such regulations. In addition, government authorities are currently investigating an incident in January 2021 involving a leakage of tetramethylammonium hydroxide chemicals, which occurred during refurbishment of equipment at one of our production facilities in Paju, Korea, causing casualties to several of the workers performing such task. We are cooperating with the government authorities on such investigation and are implementing various measures to further enhance our safety management standards. Furthermore, safety and environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

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

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. In the case of public companies, a shareholder must own, individually or collectively with other shareholders, at least 1% of our common stock, or 0.01% of our common stock for at least six consecutive months, in order to file a derivative suit on our behalf. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Therefore, holders of our common stock or our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or largest shareholders than they would as shareholders of a U.S. corporation.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 26, 2021. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	volatility in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

a decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, including in connection with the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to businesses in light of economic difficulties caused by COVID-19, which may lead to an increased government budget deficit as well as an increase in the government’s debt level;

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

We are a leading innovator of TFT-LCD, OLED and other display panel technologies. We manufacture display panels in a broad range of sizes and specifications primarily for use in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and various other applications, including mobile devices and automotive displays.

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including mobile products and other applications), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division, the IT Business Division and the Mobile Business Division. In order to secure and maintain competitiveness of our overall business and facilitate its sustainable growth, we are continuing to engage in various activities to accelerate the transition of the focus of our overall business to OLEDs and restructure our TFT-LCD business. Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

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

As part of our ongoing expansion plans, we have constructed several manufacturing facilities for OLED panels in Korea in recent years, including our E5 production line (which has since been integrated into and combined with our AP3 fabrication facility) and AP4 fabrication facility for plastic OLED panels for mobile and other applications, which commenced mass production in August 2017 and July 2019, respectively. Furthermore, in response to and in anticipation of growing demand in the China market, in July 2017, we announced our plan to establish a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~6 trillion in capital expenditures for the joint venture, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. Each of our on-going expansion projects are generally subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile devices, including smartphones, and we are one of the world’s leading suppliers of large-sized OLED television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2020, we sold a total of 132.8 million display panels that are nine inches or larger. According to OMDIA, we had a global market share for display panels of nine inches or larger of approximately 23% based on sales revenue in 2020.

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

We seek to build our market position based on collaborative relationships with our customers and suppliers, a focus on high-end differentiated specialty display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of IT products, televisions and mobile phones such as LG Electronics. For a description of our sales to LG Electronics, our largest shareholder, see “Item 7.B. Related Party Transactions.”

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

Our sales were ~~W~~24,337 billion in 2018, ~~W~~23,476 billion in 2019 and ~~W~~24,230 billion (US$22,309 million) in 2020.

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

Advanced High Performance IPS, or AH-IPS, is an IPS technology that integrates ultra-fine pitch technology and high transmittance technology, which allows for ultra-high resolution imagery, increased luminance and greater energy efficiency. AH-IPS is currently utilized in our panels for certain types of IT products, smartphones and other mobile display products.

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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our OLED television panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels at our OP1 fabrication facility in 2013. Mass production of our plastic OLED panels for mobile and other applications began at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively. More recently, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize low-temperature polycrystalline silicon (“LTPS”), or low-temperature polycrystalline oxide (“LTPO”), backplane technology, as described in greater detail below.

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

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•

IT products, which comprise notebook computers (utilizing display panels ranging from 11.6 inches to 17.3 inches in size), desktop monitors (utilizing display panels ranging from 15.6 inches to 86 inches in size) and tablet computers (utilizing display panels ranging from 7.85 inches to 12.9 inches in size);

•

Televisions, which utilize large-sized display panels ranging from 21.5 inches to 98 inches in size, including “8K” Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels; and

•

Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, such as entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

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

IT Products

Our panels for IT products comprise display panels for notebook computers (ranging from 11.6 inches to 17.3 inches in size), desktop monitors (ranging from 15.6 inches to 86 inches in size) and tablet computers (display panels ranging from 7.85 inches to 12.9 inches in size). Revenue from sales of our IT product panels was ~~W~~8,868 billion, or 36.4% of our total revenue, in 2018, ~~W~~9,063 billion, or 38.6% of our total revenue, in 2019 and ~~W~~10,121 billion (US$9,319 million), or 41.8% of our total revenue, in 2020. In 2020, our principal products in terms of sales revenue in this category included panels of various sizes ranging from 13.3 inches and 15.6 inches for notebook computers, 21.5 inches to 34 inches for desktop monitors and 7.85 inches to 12.9 inches for tablet computers.

While consumer demand for IT products had generally declined or plateaued in recent years due in part from competition from substitute products such as larger-sized smartphones and, in the case of notebook computers, tablet computers with adequate computing functionality, increased levels of working remotely, online schooling and social distancing mainly resulting from the ongoing global pandemic of the COVID-19 have contributed to a significant increase in global demand for IT products in 2020. In addition, there has been an increase in demand in recent years for products with higher specifications such as desktop monitors with increased color brilliance and faster response times, as specialized market segments such as gaming monitors continue to grow, and notebook computers with higher resolution displays.

Televisions

Our television display panels range from 21.5 inches to 98 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~9,727 billion, or 40.0% of our total revenue, in 2018, ~~W~~7,998 billion, or 34.1% of our total revenue, in 2019 and ~~W~~6,706 billion (US$6,174 million), or 27.7% of our total revenue, in 2020. In 2020, our principal products in this category in terms of sales revenue consisted of 55-inch and 65-inch display panels. Our sales of television display panels, which had historically been our largest product category by revenue in prior years, have declined in recent years, as we have reduced, and continue to reduce, our production level of TFT-LCD panels (which have historically comprised a substantial majority of our television display panels) in light of the increase in downward pricing pressure primarily resulting from capacity expansion by, and increased competition from, our global competitors, particularly from China. In light of the foregoing market conditions in the TFT-LCD television panel market, we have also increased the proportion of OLED television panels in our product mix and the production capacity for such panels in recent years. More recently, consumer demand for both TFT-LCD and OLED television generally became more robust in 2020 since the outbreak of the ongoing global COVID-19 pandemic in light of increased levels of social distancing.

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

The market for smartphones generally plateaued in 2019 compared to 2018 and, mainly due to the effects of COVID-19 on market demand, recorded negative growth in 2020 compared to 2019, according to data published by Strategy Analytics Inc. Revenue from sales of our display panels for mobile and other applications was ~~W~~5,699 billion, or 23.4% of our total revenue, in 2018, ~~W~~6,374 billion, or 27.1% of our total revenue, in 2019 and ~~W~~7,359 billion (US$6,776 million), or 30.4% of our total revenue, in 2020. In 2020, sales of panels for smartphones constituted a majority in terms of both sales revenue and sales volume in the mobile and other applications category. In recent years, we have increased the proportion of OLED panels (including plastic OLED panels) for mobile and other applications that command relatively higher prices in our product mix.

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

Sales and Marketing

Customer Profile

Our display panels are included primarily in IT products, televisions and mobile and other applications sold by our global end-brand customers, including LG Electronics. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are negotiated based on then-prevailing market prices as adjusted for LG Electronics’ requirements, including volume and specifications. See “Item 7.B. Related Party Transactions” for further description of our sales to LG Electronics.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers together accounted for a significant majority of our sales in each of 2018, 2019 and 2020. Of our top ten end-brand customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 21%, 19% and 17% of our sales in 2018, 2019 and 2020 respectively.

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

The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers. The figures below reflect orders from our end-brand customers, their system integrators and our affiliated trading company, LG International, and its subsidiaries:

	Year ended December 31,
	2018			2019			2020
	Sales		%	Sales		%	Sales		Sales (3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	1,589	6.5%	~~W~~	1,265	5.4%	~~W~~	906	US$	834	3.8%
China		15,243	62.6		15,433	65.7		16,677		15,355	68.8
Asia (excluding China) (1)		2,481	10.2		2,405	10.2		2,296		2,114	9.5
United States (2)		2,463	10.1		1,940	8.3		2,061		1,897	8.5
Europe (excluding Poland)		1,496	6.1		1,476	6.3		1,215		1,119	5.0
Poland		1,065	4.5		957	4.1		1,075		990	4.4

Total (3)	~~W~~	24,337	100.0%	~~W~~	23,476	100.0%	~~W~~	24,230	US$	22,309	100.0%

(1)	Includes Oceania, Africa and the Middle East.
(2)	Includes other countries in North and South America.
(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

We engage in direct sales (including through our overseas subsidiaries), as well as indirect sales through our affiliated trading company, LG International and its subsidiaries, to end-brand customers and their system integrators. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LG International and its subsidiaries. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to LG International and its subsidiaries amounted to 1.6% in 2020. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.

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

The principal elements of competition for customers in the display panel market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Display in Korea;

•	Innolux, AU Optronics and Hannstar in Taiwan;

•	Japan Display, Sharp and Panasonic in Japan; and

•	BOE, China Star Optoelectronics Technology, CEC Panda and HKC in China.

According to According to OMDIA, in 2020, Korean display panel manufacturers had a market share of 30% of the 9-inch or larger panel market based on revenue, Chinese manufacturers had 40%, Taiwanese manufacturers had 26% and Japanese manufacturers had 4%. Our market share of the 9-inch or larger panel market based on revenue was approximately 23%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for approximately 63%, 63% and 61% of our sales in 2018, 2019 and 2020 respectively. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company in which we own a 40% equity interest, provides us with a stable supply at competitive prices.

We generally negotiate non-binding master supply agreements with our suppliers several times a year, but pricing terms are negotiated on a quarterly basis, or if necessary, on a monthly basis. Firm purchase orders are issued generally six weeks prior to the scheduled delivery, except in the case of purchase orders for driver integrated circuits, which are issued generally several months prior to the scheduled delivery. We purchase our components and raw materials based on forecasts from our end-brand customers as well as our own assessments of our end-brand customers’ needs.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2020 was purchased from Korean vendors on an invoiced basis.

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.7 trillion in the aggregate, and for our panel fabrication facilities located in Guangzhou, China for up to CNY 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately ~~W~~0.4 trillion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

As a member of the World Display device Industry Cooperation Committee, or WDICC, a display industry organization focusing on environmental issues, we have voluntarily agreed to reduce emission of greenhouse gases, such as nitrogen trifluoride, or NF3, sulfur hexafluoride, or SF6, and carbon tetrafluoride, or CF4, gases, by developing and adopting cost-effective abatement technologies and systems and increasing the number of abatement systems installed in our facilities. We installed NF3 abatement systems at all of our production lines when the production facilities were being constructed. In addition, we have installed SF6 and CF4 abatement systems, and developed and applied processes that utilize substitute gases with lower global warming potential than SF6, in each of our facilities in Gumi and Paju, Korea.

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

We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for a portion of our manufacturing facilities in Gumi. In addition, we have received ISO 14001 and ISO 50001 certifications from the International Organization for Standardization with respect to our energy management systems for each of our fabrication facilities and module assembly plants in Gumi and Paju, Korea. Our module production plants in Nanjing, Yantai and Guangzhou, China and our CA fabrication facility in Guangzhou, China have also received ISO 14001 and ISO 45001 certifications. Our GP1 plant (within our CA fabrication facility) was the first plant in China to receive the “Green Plant” designation under China’s Green China Policy, and our CA fabrication facility and Nanjing module production plant have also received ISO 14001 and ISO 50001 certifications. Furthermore, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a Carbon Management Honors award in three consecutive years since 2017. In 2017, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Korean Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures, and we also obtained a certificate of excellence in the Energy Management System Evaluation from the same ministry. In May 2018, we received the Clean Energy Ministerial Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Technology and the Korea Energy Agency in November 2018. Additionally, in 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy savings.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our CA fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment— Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively. In addition, in July 2018, we established and acquired a 69% ownership interest in a joint venture with the government of Guangzhou, LG Display High-Tech (China) Co., Ltd., to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently own a 70% equity interest in LG Display High-Tech (China) and have invested approximately ~~W~~6 trillion in capital expenditures for the joint venture, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2020:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Capital Stock (in millions of the applicable currency)		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	116	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95	100%	100%
LG Display Germany GmbH	Sales	Germany	November 1999		€1	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	CNY	3,020	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	CNY	4	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	June 2006	CNY	1,655	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	August 2007	CNY	4	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	January 2009	US$	1	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	April 2010	CNY	1,008	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	January 2010	CNY	116	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	~~W~~	800	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	CNY	8,232	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	CNY	1	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	May 2016	US$	600	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	CNY	637	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	July 2018	US$	12	100%	100%
LG Display High-Tech (China) Co., Ltd	Manufacturing and sales	China	July 2018	CNY	15,600	70%	70%

N.B. See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2020.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our current fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
Korea
P5 (2)	5	May 2003	Gumi, Korea	93,227	TFT-LCD for notebook computer, mobile and other applications
P62	6	April 2009	Gumi, Korea	101,617	TFT-LCD for notebook computer and desktop monitor
AP3 (3)	6	February 2014	Gumi, Korea	288,634	Plastic OLED for mobile and other applications
P7	7	January 2006	Paju, Korea	310,890	TFT-LCD for television
P8 (4)	8	March 2009	Paju, Korea	538,052	TFT-LCD for television and desktop monitor
AP2 (5)	4	July 2010	Paju, Korea	See P8 above	Plastic OLED for mobile and other applications
OP1 (6)	8	January 2013	Paju, Korea	See P8 above	OLED for television
P9 (7)	8	June 2012	Paju, Korea	485,534	TFT-LCD for desktop monitor, notebook computer, tablet computer
AP4 (8)	6	July 2019	Paju, Korea	See P9 above	Plastic OLED for mobile and other applications
Overseas
CA (9)	8	September 2014	Guangzhou, China	244,592	TFT-LCD for television
CO	8	July 2020	Guangzhou, China	426,139	OLED for television

(1)

Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 4	Gen 5	Gen 6	Gen 7	Gen 8
	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	Gross floor area of P5 fabrication facility includes gross floor area of OLED light production lines.
(3)	Includes the production line formerly referred to as E5, which began mass production in August 2017.
(4)	Gross floor area of P8 fabrication facility includes the gross floor area of AP2 and OP1 fabrication facilities, which are located in the same complex.
(5)	Includes the production line formerly referred to as E2. The gross floor area of this fabrication facility is included within the P8 fabrication facility.
(6)	Includes the production lines formerly referred to as E3 and E4. The gross floor area of this fabrication facility is included within the P8 fabrication facility.
(7)	Gross floor area of P9 fabrication facility includes the gross floor area of AP4 fabrication facility, which is located in the same complex.
(8)	Includes the production line formerly referred to as E6. The gross floor area of this fabrication facility is included within the P9 fabrication facility.
(9)	Gross floor area of CA fabrication facility includes the gross floor area of GP1, GP2 and extended facilities.

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

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	71,696	Not applicable (opened in April 2012)
Gumi assembly facility	301,779	January 1995
Nanjing assembly facility	159,448	May 2003
Paju assembly facility	225,093	January 2006
Guangzhou assembly facility	158,817	December 2007
Yantai assembly facility	45,170	May 2010
Haiphong assembly facility	358,787	July 2017

Capital Expenditures

As part of our ongoing expansion plans, we have commenced mass production of plastic OLED panels at our AP3 and AP4 fabrication facilities beginning in August 2017 and July 2019, respectively. In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion in new large-sized OLED and plastic OLED fabrication facilities in Paju, Korea, and in July 2019, we further announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-sized OLED production lines. We are in the process of developing and assessing the specifics of such planned investments, including the timing. In response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~6 trillion in capital expenditures for the joint venture and commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We currently expect that, in 2021, our total cash outflows for capital expenditures will be higher compared to 2020 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for TFT-LCD and OLED panels. With respect to the TFT-LCD industry, the industry grew from 527 million units in 2009 to 2,610 million units in 2020 and market revenue grew from US$64 billion to US$93 billion during the same period according to OMDIA.

While TFT-LCD panels are still predominant in the display industry, the industry in recent years has witnessed the introduction of alternative display panels based on new technologies, such as OLED panels. In particular, we and some of our competitors already engage in mass production of OLED panels. Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for approximately 86% of industry revenue from global sales of OLED panels in 2020. However, as of 2020, the OLED market was relatively small compared to the TFT-LCD market. We believe, however, that the market may change rapidly as a growing array of OLED panels for various applications and sizes are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. In 2014, we commenced mass production of 55-inch, 65-inch and 77-inch ultra HD OLED television panels earlier than our competitors at our OP1 fabrication facility. In August 2017 and July 2019, we commenced mass production of plastic OLED panels for mobile and other applications at our AP3 and AP4 fabrication facilities, respectively. In addition, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020.

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

According to OMDIA, the display industry for panels that are nine inches or larger expanded in 2020 compared to 2019, with total market revenue increasing from US$56 billion in 2019 to US$69 billion in 2020. The average selling price of those panels increased during the same period by approximately 8% from approximately US$73 in 2019 to US$79 in 2020.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. As part of our strategy, we have been proceeding with the construction of new fabrication facilities and additional investments to upgrade and convert existing facilities and production lines to produce differentiated specialty display panels based on OLED technology that command higher premiums. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated significant resources to the development and production of specialized OLED panels for television and public displays (such as our “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels and transparent OLED display panels), display panels utilizing Ultra HD and AH-IPS technology for various IT products and televisions and plastic OLED technology for smartphones, automotive products and wearable devices. In particular, we are deploying greater resources into large-sized OLED television panels in order to maintain our early competitive edge in such market, and into small- and medium-sized plastic OLED panels for various applications in order to expand our market presence.

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

The overall prospects for the global economy and, in turn, the market conditions for the display panel industry, remain uncertain, especially in light of the ongoing global COVID-19 pandemic, which may continue to have a negative effect on the global economy and cause significant volatility in the global financial markets. See “Item 3.D. Risk Factors—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability” and “Item 3.D. Risk Factors—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” While we believe that the overall impact of COVID-19 on our business and results of operations to date has generally been mixed, as the ensuing increase in demand for certain types of our products, particularly IT products (partly due to increased levels of working remotely, online schooling and social distancing) helped offset the negative effects of such pandemic (including minor temporary disruptions in our production and supply chains and a temporary decrease in demand for the products of our end-brand customers partly resulting from disruptions and/or suspensions in retail activities in major global markets during parts of 2020), the continued high degree of uncertainty regarding global economic prospects resulting from the global COVID-19 pandemic may adversely impact future global demand for our products. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns, which may adversely affect our profitability.

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

Facility	Primary Input Substrates Size (in millimeters)	Year-end Input Capacity (1)
		2018	2019	2020
		(in thousands of input substrates per month)
AP2	730 x 920	13	7	11
AP3	1,500 x 925	9	7	24
AP4 (2)	1,500 x 925	N/A	11	31
OP1	2,200 x 2,500	73	81	86
P5	1,100 x 1,250	76	72	44
P62	1,500 x 1,850	45	46	46
P7	1,950 x 2,250	229	223	142
P8	1,950 x 2,500	236	217	100
P9	2,200 x 2,500	82	83	82
CA	2,200 x 2,500	213	216	216
CO (3)	2,200 x 2,500	N/A	N/A	56

N/A = Not applicable.

(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Commenced operation in July 2019.
(3)	Commenced operation in July 2020.

Our cash outflows for capital expenditures amounted to ~~W~~7,942 billion in 2018, ~~W~~6,927 billion in 2019 and ~~W~~2,604 billion in (US$2,398 million) in 2020. Such capital expenditures relate mainly to investments in Guangzhou, China (primarily the construction of the CO fabrication facility for the production of large-sized OLED display panels in a joint venture with the government of Guangzhou) and investments in our AP4 fabrication facility for the production of plastic OLED display panels in each of these years. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue increased from 12.8% in 2018 to 13.9% in 2019 and to 15.4% in 2020. Such increase in 2020 compared to 2019 was a result of a relatively larger increase in our depreciation expense, which in turn was mainly attributable to the commencement of depreciation of our AP4 fabrication facility in 2019 and our CO fabrication facility in 2020, compared to the increase in revenue. We currently expect that, in 2021, our total capital expenditures on a cash out basis will be higher compared to 2020 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

As a result of the above factors, we have historically been able to reduce our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped. However, our cost of sales per square meter of net display area increased by 11.6% in 2019 compared to 2018, mainly due to the depreciation of the Korean Won against the U.S. dollar during 2019 as well as an increase in our product mix of the proportion of OLED panels, which are generally more costly to manufacture than TFT-LCD panels, in light of the continued overcapacity in the global TFT-LCD market and further capital investments by other suppliers, particularly from China, as well as in response to an increase in market demand for OLED products. Our cost of sales per square meter of net display area further increased by 25.4% in 2020 compared to 2019, primarily due to our continued efforts to increase the proportion of OLED panels and reduce the proportion of lower value TFT-LCD display panels.

Our cost reduction efforts in recent years also include our decision to substantially reduce the production of TFT-LCD television panels in Korea in 2020 and the implementation of voluntary retirement programs in 2018 and 2019.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels and a shift toward differentiated specialty products based on newer technologies, including OLED technology, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and mobile and other applications. In response to such market trends, we have increased our production capacity and sales of OLED panels and have also developed and commercialized differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our television panels that are 65 inches or larger in our product mix increased between 2018 and 2020. In addition, with respect to our IT products, we have expanded our product portfolio to offer desktop panels with Full HD resolution primarily ranging from 21.5 inches to 49 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, and additional features such as borderless bezels and curved displays, in order to capture the market for large-size desktop monitors. In early 2019, as part of our efforts to further broaden the range of sizes of our desktop monitor products, we showcased sample larger-sized monitors, including our 55-inch OLED desktop monitor, through collaboration with our strategic customers. We have also increased our production capacity of mobile panels for large-screen smartphones, which constitutes a part of our mobile and other applications segment, with specialty features and newer technologies, including full screen displays, flexible displays and Ultra HD technology utilizing WRGB sub-pixel structure. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, panels for tablet computers utilizing AH-IPS technology with increasingly higher resolution and other features, panels for smartphones, automotive products and wearable devices utilizing plastic OLED technology and panels for large-sized television utilizing our Ultra HD and OLED technologies.

As part of our continued efforts to increase the proportion of higher-margin OLED panels in our product mix, we have been reducing the production level of less profitable types of TFT-LCD panels in recent years. In particular, in 2020, we significantly reduced the production level of TFT-LCD television display panels by substantially ceasing the production of most types of such panels in Korea, in light of continued overcapacity in the market and our increased focus on producing OLED panels and higher margin TFT-LCD panels for IT products.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2018			2019			2020
	Sales		%	Sales		%	Sales		Sales (3)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	9,727	40.0%	~~W~~	7,998	34.1%	~~W~~	6,706	US$	6,174	27.7%
IT Products (1)		8,868	36.4		9,063	38.6		10,121		9,319	41.8
Mobile and other applications (2)		5,699	23.4		6,374	27.1		7,359		6,775	30.4

Sales of goods	~~W~~	24,294	99.8%	~~W~~	23,435	99.8%	~~W~~	24,186	US$	22,268	99.8%
Royalties and others		43	0.2		41	0.2		44		41	0.2

Revenue	~~W~~	24,337	100.0%	~~W~~	23,476	100.0%	~~W~~	24,230	US$	22,309	100.0%

(1)	Comprises notebook computers, desktop monitors and tablet computers.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2018		2019		2020
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	51,966	20.8%	44,833	19.4%	27,712	12.1%
IT Products (1)	92,179	37.0	86,957	37.6	97,727	42.8
Mobile and other applications (2)	105,142	42.2	99,569	43.0	102,884	45.1

Total	249,287	100.0%	231,359	100.0%	228,323	100.0%

(1)	Comprises notebook computers, desktop monitors and tablet computers.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 3.9% from ~~W~~97,454 in 2018 to ~~W~~101,293 in 2019 and further increased by 4.6% to ~~W~~105,928 (US$98) in 2020. In 2019 compared to 2018, our average selling price increased primarily due to an increase in the average selling price for certain IT products, in particular tablet computers, and mobile and other applications, which in turn was mainly attributable to increases in the proportion of tablet display panels that feature directly bonded protective cover glass and the proportion of plastic OLED panels for mobile and other applications, which generally have higher selling prices, in our product mix. In 2020 compared to 2019, our average selling price further increased due to an increase in the average selling price for televisions and mobile and other applications, which in turn was mainly attributable to an increase in the proportion of OLED television panels and plastic OLED panels for mobile and other applications, which generally have higher selling prices, in our product mix.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (3)
	Year ended December 31,
	2018		2019		2020 (4)
Televisions	~~W~~	187,180	~~W~~	178,395	~~W~~	241,989	US$	223
IT Products (1)		96,204		104,224		103,563		95
Mobile and other applications (2)		54,203		64,016		71,537		66
All panels		97,454		101,293		105,928		98

(1)	Comprises notebook computers, desktop monitors and tablet computers.
(2)

Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

(3)	Average selling price for each market represents revenue per market divided by unit sales per market.
(4)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 5.9% from ~~W~~576,817 in 2018 to ~~W~~610,716 in 2019. In 2020, our average revenue per square meter of net display area shipped increased by 29.5% to ~~W~~790,874 (US$728).

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

Inventories

We state our inventory at the lower of cost and net realizable value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing, and physical deterioration. Revisions to these adjustments would be required if these factors differ from our estimates. If future demand or market conditions for our products are less favorable than forecasted, we may be required to recognize additional write-downs, which would negatively affect our results of operations in the period in which the write-downs are recognized. The write-downs of inventories increased from ~~W~~313 billion in 2018 to ~~W~~473 billion in 2019 but decreased to ~~W~~214 billion (US$197 million) in 2020. The decrease in 2020 compared to 2019 was due primarily to a general decrease in the inventory level of TFT-LCD display panels in 2020 compared to 2019. The amount of any such adjustment is recognized as cost of sales in the period for which the assessment relates.

Income Taxes

We have significant deferred income tax assets that may be used to reduce future income taxes. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these deferred income tax assets before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits. If we are unable to generate sufficient future taxable income, or if we are unable to identify suitable tax planning strategies, the deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. An increase in unrecognized deferred tax assets would result in an increase in our effective tax rate and could materially adversely impact our operating results in years we record a positive net profit. Conversely, if conditions improve and we determine that previously unrecognized deferred tax assets should be recognized because of changes in estimates of future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period. In 2018 and 2019, we did not recognize ~~W~~65 billion and ~~W~~333 billion, respectively, of deferred tax assets comprising tax credit carryforwards as it was no longer probable that such deferred tax assets would be utilized due to changes in estimates of future taxable income. In 2020, we reversed ~~W~~267 billion (US$246 million) of such previously unrecognized tax credit carryforwards, which was mainly attributable to an amendment in Korean tax laws to extend the tax credit carryforward period for deferred tax assets from five years to ten years. See Notes 22 and 23 of the notes to our financial statements. If the unrecognized deferred tax assets are recognized as deferred tax assets in a future period, the effective tax rate for the period could decrease in years we record a positive net profit. In estimating projected future taxable income, we considered a variety of factors, including recent overcapacity issues in the display industry and the industry-wide response to scale back capacity expansion plans and adjust utilization rates, as well as trends in demand for display products.

Provisions – Warranty Obligations

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products. This warranty covers defective products and is valid for a period of time mutually agreed between us and the relevant customer from the date of purchase by such customer. These liabilities are accrued when product revenue is recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on repairs, calculated based on our sales volume and cost per claim to satisfy our warranty obligation. There were no changes in assumptions or methods used which had a significant impact on the amount of warranty obligations from 2018 to 2020. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. We recognized warranty obligations amounting to ~~W~~122 billion, ~~W~~230 billion and ~~W~~272 billion (US$250 million) as of December 31, 2018, 2019 and 2020, respectively. Warranty expenses significantly increased from ~~W~~235 billion in 2018 to ~~W~~419 billion in 2019, but decreased to ~~W~~309 billion (US$285 million) in 2020. The increase from 2018 to 2019 was due primarily to higher quality expectations for display panel products and the increase in the proportion of OLED panels, which generally have higher selling prices and require more sophisticated manufacturing technology than TFT-LCD panels, in our product mix. The decrease from 2019 to 2020 was due primarily to an improvement in the stability of our manufacturing processes for OLED display panels.

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

We review the carrying amounts of long-lived assets or, if it is not possible to estimate the recoverable amount of an individual asset, cash-generating units (which represents the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets of the group of assets) at each reporting date to determine whether there is any indication of impairment. Cash-generating units are determined through business interdependencies related to production facilities as we monitor our operations and make decisions about continuing or disposing of any assets or operations. If any indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit is estimated. If circumstances require that a long-lived asset or cash-generating unit be tested for possible impairment, and the carrying value of such long-lived asset or cash-generating unit is considered impaired after such test, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset or cash-generating unit exceeds its estimated recoverable amount. The recoverable amount of a long-lived asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Revenue and operating expenditures for the forecast period, growth rates for the subsequent years and the discount rate are used to estimate the value in use for impairment assessment, which assumptions generally have a significant effect on our impairment assessment. Fair value is determined by employing a variety of valuation techniques as necessary, including discounted cash flow models, quoted market values and third-party independent appraisals. The determination of the value in use and the fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations. We recognized net impairment losses on property, plant and equipment of ~~W~~44 billion in 2018, ~~W~~1,550 billion in 2019 and ~~W~~38 billion (US$35 million) in 2020. With respect to intangible assets, we recognized net reversal of impairment loss of ~~W~~0.3 billion in 2018 and net impairment loss of ~~W~~248 billion and ~~W~~78 billion (US$72 million) in 2019 and 2020, respectively. Such significant increases in impairment losses in 2019 were primarily attributable to a decrease in the estimated recoverable amount of our property, plant and equipment and intangible assets relating to our “Display (AD PO)” business (which refers to our business relating to the production of certain of the plastic OLED panels) and, to a much smaller extent, OLED light business, each of which has been determined as a separate cash generating unit, in light of the prevailing and anticipated future market conditions for these businesses and the determination of our plan to discontinue our production of OLED light products. Specifically, the business outlook for plastic OLED smartphones was more positive in 2018, when we were continuing to make capital investments on such business, than in 2019, as we began to experience a stagnant high-end smartphone market as well as a slowdown in smartphone replacement cycles while the level of our mass production of plastic OLED panels significantly increased during such year. We have accounted for such factors, among others, in recognizing our impairment loss for 2019. See Notes 9 and 10 of the notes to our financial statements for further discussion of our assessment of impairment with respect to our plastic OLED and OLED light businesses.

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

IFRS No. 16 requires us, as a lessee, to recognize right-of-use assets and lease liabilities related to substantially all of our lease arrangements except for certain short-term and low-value items. As a result, we recognized right-of-use assets (as part of our property, plant and equipment) of ~~W~~142 billion, ~~W~~113 billion and ~~W~~111 billion (US$102 million) and lease liabilities (as part of our financial liabilities) of ~~W~~115 billion, ~~W~~89 billion and ~~W~~83 billion (US$76 million), in each case as of January 1, 2019, December 31, 2019 and December 31, 2020, respectively. In 2019 and 2020, we also recognized depreciation expenses of ~~W~~51 billion and ~~W~~54 billion (US$50 million), respectively, relating to our right-of-use assets and interest expenses of ~~W~~4 billion and ~~W~~4 billion (US$4 million), respectively, relating to our lease liabilities.

For a further discussion of our leases and accounting policies relating thereto, see Notes 3(l) and 26 of the notes to our financial statements.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2018%			2019		%	2020		2020 (1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	24,337	100.0%	~~W~~	23,476	100.0%	~~W~~	24,230	US$	22,309	100.0%
Cost of sales		(21,251)	87.3		(21,607)	92.0		(21,588)		(19,877)	89.1
Gross profit		3,085	12.7		1,868	8.0		2,643		2,433	10.9
Selling expenses		(834)	3.4		(1,058)	4.5		(818)		(753)	3.4
Administrative expenses		(938)	3.9		(948)	4.0		(755)		(695)	3.1
Research and development expenses		(1,221)	5.0		(1,222)	5.2		(1,099)		(1,012)	4.5
Other income		1,004	4.1		1,267	5.4		1,785		1,643	7.4
Other expenses		(1,115)	4.6		(3,098)	13.2		(1,999)		(1,841)	8.3
Finance income		254	1.0		277	1.2		439		404	1.8
Finance costs		(327)	1.3		(443)	1.9		(803)		(739)	3.3
Equity income on investments, net		1	0.0		12	0.1		13		12	0.1
Profit (loss) before income tax		(91)	(0.4)		(3,344)	(14.2)		(595)		(548)	(2.5)
Income tax benefit (expense)		(88)	(0.4)		472	(2.0)		524		482	2.2
Profit (loss) for the year		(179)	(0.7)		(2,872)	(12.2)		(71)		(65)	(0.3)

(1)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2020 to 2019

Revenue

Our revenue increased by 3.2% from ~~W~~23,476 billion in 2019 to ~~W~~24,230 billion (US$22,309 million) in 2020. The increase in revenue resulted from increases in revenue derived from sales of panels for IT products and mobile and other applications, which were in turn mainly due to increases in the number of panels sold for IT products and the average selling price of mobile and other applications, offset in part by a decrease in revenue derived from sales of panels for televisions.

Revenue attributable to sales of panels for IT products increased by 11.7% from ~~W~~9,063 billion in 2019 to ~~W~~10,121 billion (US$9,319 million) in 2020, resulting from an increase in the number of units sold of panels in this category in 2020 compared to 2019, partially offset by a slight decrease in the average selling price of panels in this category in 2020 compared to 2019. The total unit sales of panels for IT products increased by 12.4% from 87.0 million panels in 2019 to 97.7 million panels in 2020, whereas the average selling price of panels in this category decreased by 0.6% from ~~W~~104,224 in 2019 to ~~W~~103,563 (US$95) in 2020. The increase in the sales volume of panels for IT products primarily reflected stronger global demand for such products due mainly to increased levels of working remotely, online schooling and social distancing in light of the global COVID-19 pandemic.

Revenue attributable to sales of panels for televisions decreased by 16.2% from ~~W~~7,998 billion in 2019 to ~~W~~6,706 billion (US$6,174 million) in 2020, resulting from a significant decrease in the number of units sold of panels in this category in 2020 compared to 2019, partially offset by a significant increase in the average selling price of panels in this category in 2020 compared to 2019. The total unit sales of panels for televisions decreased by 38.2% from 44.8 million panels in 2019 to 27.7 million panels in 2020, whereas the average selling price of panels in this category increased by 35.6% from ~~W~~178,395 in 2019 to ~~W~~241,989 (US$223) in 2020. The decrease in the sales volume of panels for television panels reflected a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix, including our decision to cease the production of most types of TFT-LCD television panels in Korea in 2020. The increase in the average selling price of television panels was mainly due to an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix.

Revenue attributable to sales of panels for mobile and other applications increased by 15.5% from ~~W~~6,374 billion in 2019 to ~~W~~7,359 billion (US$6,776 million) in 2020, resulting from an increase in the average selling price of panels in this category in 2020 compared to 2019, accompanied by an increase in the number of units sold of panels in this category in 2020 compared to 2019. The average selling price of panels for mobile and other applications increased by 11.7% from ~~W~~64,016 in 2019 to ~~W~~71,537 (US$66) in 2020, and the total unit sales of panels in this category increased by 3.3% from 99.6 million in 2019 to 102.9 million in 2020. The increase in the average selling price of panels for mobile and other applications was attributable to the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-margin OLED panels for smartphones, automotive products and wearable devices, in our product mix for panels in this category. The increase in the sales volume of panels in this category primarily resulted from an increase in market demand for the newly introduced smartphones of our end-brand customers.

In addition, our revenue attributable to royalty and others increased by 7.3% from ~~W~~41 billion in 2019 to ~~W~~44 billion (US$41 million) in 2020. The increase was due to a 11.1% increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from ~~W~~27 billion in 2019 to ~~W~~30 billion (US$28 million) in 2020, while royalties remained constant at ~~W~~14 billion (US$13 million) in each of 2019 and 2020.

Cost of Sales

Cost of sales slightly decreased by 0.1% from ~~W~~21,607 billion in 2019 to ~~W~~21,588 billion (US$19,877 million) in 2020. The decrease in our cost of sales in 2020 compared to 2019 was attributable primarily to a decrease in cost of raw materials and components, which was due principally to a decrease in total square meters of net display area we produced, partially offset by an increase in the proportion of products with differentiated specialty features and newer technologies that require higher-cost raw materials and components in our production mix. The effect of such decrease in cost of raw materials and components was largely offset by an increase in depreciation and amortization, which mainly reflected the commencement of depreciation of our AP4 fabrication facility in 2019 and our CO fabrication facility in 2020.

As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 62.8%, 9.8%, 13.4%, 13.5% and 0.5%, respectively, in 2019 and 60.5%, 10.0%, 13.4%, 15.7% and 0.4%, respectively, in 2020.

As a percentage of revenue, cost of sales decreased from 92.0% in 2019 to 89.1% in 2020. The decrease in our cost of sales as a percentage of revenue in 2020 compared to 2019 was attributable mainly to a shift in our business focus and product mix to increase the proportion of higher value-added products with higher margins.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 25.4% from ~~W~~562,112 in 2019 to ~~W~~704,620 (US$649) in 2020. Such increase was due mainly to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, such as OLED panels (including plastic OLED panels for mobile and other applications), which generally have higher cost of sales per panel relative to other panel units within each product category, in our product mix during the same period. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 1.2% from ~~W~~93,392 in 2019 to ~~W~~94,548 (US$87) in 2020. Such increase was also due mainly to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies in our product mix during the same period, the effect of which was partially offset by an increase in the proportion of smaller-sized panels (including mobile and other applications and certain IT products) that generally have lower cost of sales per panel and a corresponding decrease in the proportion of larger-sized television panels that generally have higher cost of sales per panel in our production mix.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 41.5% from ~~W~~1,868 billion in 2019 to ~~W~~2,643 billion (US$2,433 million) in 2020, and our gross margin increased from 8.0% in 2019 to 10.9% in 2020. The continued shift in our product mix toward higher-end products in 2020 resulted in increases in both the average selling price and cost of sales per panel sold in 2020 compared to 2019, but the increase in average selling price outpaced the increase in cost of sales per panel sold mainly due to an increase in the proportion of higher margin products with differentiated technologies (such as OLED) in our product mix, as well as stronger global demand for consumer electronics products in light of the increased levels of working remotely, home schooling and social distancing caused by the COVID-19 pandemic.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 21.6% from ~~W~~2,006 billion in 2019 to ~~W~~1,573 billion (US$1,448 million) in 2020. As a percentage of revenue, our selling and administrative expenses decreased from 8.5% in 2019 to 6.5% in 2020. The decrease in selling and administrative expenses in 2020 compared to 2019 was attributable primarily to decreases in:

•

Salaries, as temporary increases in salaries in 2019 and 2018 due to the retirement allowance incurred in connection with the implementation of voluntary retirement programs for our employees during such years was not repeated in 2020;

•	warranty expenses, resulting mainly from an improvement in the stability of our manufacturing processes for OLED display panels; and

•

advertising expenses, resulting primarily from decrease in the level of our higher-cost offline marketing activities and a corresponding increase in the level of our online marketing activities in 2020 compared to 2019.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2020:

	Year ended December 31,
	2019		2020
	(in billions of Won)
Salaries	~~W~~	515	~~W~~	294
Expenses related to defined benefit plan		29		26
Other employee benefits		78		68
Shipping costs		163		148
Fees and commissions		220		222
Depreciation		226		215
Taxes and dues		50		83
Advertising		193		114
Warranty expenses		419		309
Rent		3		2
Insurance		11		13
Travel		24		8
Training		12		8
Others		64		62

Total	~~W~~	2,006	~~W~~	1,573

Research and Development Expenses

Research and development expenses decreased by 10.1% from ~~W~~1,222 billion to ~~W~~1,099 billion (US$1,012 million) in 2020. As a percentage of revenue, our research and development expenses decreased from 5.2% in 2019 to 4.5% in 2020. The research and development expenses in 2020 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense decreased significantly from ~~W~~1,830 billion in 2019 to ~~W~~215 billion (US$198 million) in 2020. Such decrease was primarily due to a significant decrease in net impairment loss on property, plant and equipment from ~~W~~1,550 billion in 2019 to ~~W~~38 billion (US$35 million) in 2020. In addition, our net impairment loss on intangible assets decreased significantly from ~~W~~248 billion in 2019 to ~~W~~78 billion (US$72 million) in 2020. Such significant decreases in impairment losses in 2020 were primarily attributable to the one-time effect of the impairment losses incurred in 2019 with respect to the estimated recoverable amount of our property, plant and equipment and intangible assets relating to the Display (AD PO) cash generating unit and, to a much smaller extent, OLED lights cash generating unit in light of the prevailing and anticipated future market conditions at such time and the determination of our plan to discontinue our production of OLED light products. See “—Critical Accounting Policies—Long-Lived Assets; Useful Lives, Valuation and Impairment.”

Finance Income (Costs), Net

Our total net finance costs increased by 118.5% from ~~W~~167 billion in 2019 to ~~W~~364 billion (US$335 million) in 2020. Such increase was mainly attributable to:

•

a 113.9% increase in interest expense from ~~W~~173 billion in 2019 to ~~W~~370 billion (US$341 million) in 2020, which was mainly due to an increase in the average amount of our long-term borrowings outstanding as well as a decrease in capitalized interest in 2020 compared to 2019; and

•

net loss on valuation of derivatives of ~~W~~187 billion in 2020 compared to net gain on valuation of derivatives of ~~W~~42 billion in 2019, as the U.S. dollar generally depreciated against the Korean Won during the second half of 2020 and significantly fluctuated over these periods as a whole. Against such fluctuations, we also recognized net foreign currency gain of ~~W~~142 billion in 2020 compared to net foreign currency loss of ~~W~~19 billion in 2019, as well as net gains on transaction of derivatives of ~~W~~22 billion in 2019 and ~~W~~24 billion in 2020.

Income Tax Expense (Benefit)

Our income tax benefit increased by 11.0% from ~~W~~472 billion in 2019 to ~~W~~524 billion (US$482 million) in 2020, resulting from a decrease in current tax expense, which was partially offset by a decrease in deferred tax benefit in 2020 compared to 2019. Our current tax expense decreased by 60.8% from ~~W~~158 billion in 2019 to ~~W~~62 billion (US$57 million) in 2020, whereas our deferred tax benefit decreased by 7.0% from ~~W~~630 billion in 2019 to ~~W~~586 billion (US$540 million) in 2020, as we continued to record a loss before income tax of ~~W~~595 billion (US$548 million) in 2020 compared to a loss before income tax of ~~W~~3,344 billion in 2019 and reversed ~~W~~267 billion (US$246 million) of previously unrecognized tax credit carryforwards mainly as a result of an amendment in Korean tax laws to extend the tax credit carryforward period for deferred tax assets from five years to ten years. Our effective tax rates were not calculated in 2019 and 2020 due to the loss before income tax we recorded in such years. See Note 23 of the notes to our financial statements.

Loss for the Year

As a result of the cumulative effect of the reasons explained above, our loss for the year decreased significantly from ~~W~~2,872 billion in 2019 to ~~W~~71 billion (US$65 million) in 2020. Our loss for the year as a percentage of revenue was (12.2)% in 2019 and (0.3)% in 2020.

Comparison of 2019 to 2018

Revenue

Our revenue decreased by 3.5% from ~~W~~24,337 billion in 2018 to ~~W~~23,476 billion in 2019. The decrease in revenue resulted from a decrease in revenue derived from sales of panels for televisions, which was in turn mainly due to decreases in the number of panels sold for televisions, offset in part by an increase in revenue derived from sales of panels for mobile and other applications and IT products.

Revenue attributable to sales of panels for televisions decreased by 17.8% from ~~W~~9,727 billion in 2018 to ~~W~~7,998 billion in 2019, resulting from a decrease in the number of units sold of panels in this category in 2019 compared to 2018, accompanied by a decrease in the average selling price of panels in this category in 2019 compared to 2018. The total unit sales of panels for televisions decreased by 13.8% from 52.0 million panels in 2018 to 44.8 million panels in 2019, and the average selling price of panels in this category decreased by 4.7% from ~~W~~187,180 in 2018 to ~~W~~178,395 in 2019. The decrease in the sales volume of panels for television panels reflected a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix. The decrease in the average selling price of television panels was mainly due to a continued increase in downward pricing pressure resulting from capacity expansion by and increased competition from our competitors, mainly in China, in 2019 compared to 2018, which was partially offset by the depreciation of the Korean Won against the U.S. dollar during 2019, as well as an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix.

Revenue attributable to sales of panels for IT products increased by 2.2% from ~~W~~8,868 billion in 2018 to ~~W~~9,063 billion in 2019, resulting from an increase in the average selling price of panels in this category in 2019 compared to 2018, partially offset by a decrease in the number of units sold of panels in this category in 2019 compared to 2018. The average selling price of panels for IT products increased by 8.3% from ~~W~~96,204 in 2018 to ~~W~~104,224 in 2019, whereas the total unit sales of panels in this category decreased by 5.6% from 92.2 million panels in 2018 to 87.0 million panels in 2019. The increase in the average selling price of our panels for IT products was mainly attributable to the depreciation of the Korean Won against the U.S. dollar during 2019 as well as the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices, such as tablet display panels that feature directly bonded protective cover glass and high resolution and AH-IPS display panels for notebook computers, in our product mix for panels for IT products. The decrease in the sales volume of panels for IT products primarily reflected increased competition from our competitors leading to our strategic decision to decrease the production of certain models of lower profitability as well as a decrease in market demand for desktop monitors of end-brand customers.

Revenue attributable to sales of panels for mobile and other applications increased by 11.8% from ~~W~~5,699 billion in 2018 to ~~W~~6,374 billion in 2019, resulting from a significant increase in the average selling price of panels in this category in 2019 compared to 2018, partially offset by a decrease in the number of units sold of panels in this category in 2019 compared to 2018. The average selling price of panels for mobile and other applications increased by 18.1% from ~~W~~54,203 in 2018 to ~~W~~64,016 in 2019, whereas the total unit sales of panels in this category decreased by 5.2% from 105.1 million in 2018 to 99.6 million in 2019. The increase in the average selling price of panels for mobile and other applications was attributable to the depreciation of the Korean Won against the U.S. dollar during 2019, the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-margin OLED panels for smartphones, automotive products and wearable devices, in our product mix for panels in this category. The decrease in the sales volume of panels in this category primarily resulted from a decrease in demand for TFT-LCD products and our corresponding shift in strategy to focus on higher-end OLED products and reduce the production output of lower-end TFT-LCD products.

In addition, our revenue attributable to royalty and others decreased by 7.0% from ~~W~~43 billion in 2018 to ~~W~~41 billion in 2019. The decrease was due to a decrease in royalties from ~~W~~18 billion in 2018 to ~~W~~14 billion in 2019, while other revenue, consisting primarily of sales of sample products and certain raw materials and components, increased by 8.0% from ~~W~~25 billion in 2018 to ~~W~~27 billion in 2019.

Cost of Sales

Cost of sales increased by 1.7% from ~~W~~21,251 billion in 2018 to ~~W~~21,607 billion in 2019. The increase in our cost of sales in 2019 compared to 2018 was attributable primarily to a change in the value of our inventories due in part to the strengthening of the U.S. Dollar, in which 86.1% of our raw materials and component part purchases were denominated in 2019, against the Korean Won in 2019 as a whole, compared to 2018 as a whole. In addition, an increase in raw materials and component costs mainly relating to the increased share of high-end products in our product mix, contributed to the increase in costs on a per unit basis during the same period.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 11.6% from ~~W~~503,631 in 2018 to ~~W~~562,112 in 2019. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 9.6% from ~~W~~85,247 in 2018 to ~~W~~93,392 in 2019 due in part to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, such as OLED panels (including plastic OLED panels for mobile and other applications), which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 39.4% from ~~W~~3,085 billion in 2018 to ~~W~~1,868 billion in 2019, and our gross margin decreased from 12.7% in 2018 to 8.0% in 2019. The continued shift in our product mix toward higher-end products in 2019 resulted in increases in both the average selling price and cost of sales per panel sold in 2019 compared to 2018, but the increase in cost of sales per panel sold outpaced the increase in average selling price mainly due to a continued increase in the production capacity of the industry that applied downward pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses increased by 13.2% from ~~W~~1,772 billion in 2018 to ~~W~~2,006 billion in 2019. As a percentage of revenue, our selling and administrative expenses increased from 7.3% in 2018 to 8.5% in 2019. The increase in selling and administrative expenses in 2019 compared to 2018 was attributable primarily to increases in:

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

Research and Development Expenses

Research and development expenses remained relatively constant at ~~W~~1,222 billion in 2019 compared to ~~W~~1,221 billion in 2018. As a percentage of revenue, our research and development expenses increased from 5.0% in 2018 to 5.2% in 2019. The research and development expenses in 2019 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily impairment loss on property, plant and equipment and foreign currency losses from operating activities. Our total net other expense increased significantly from ~~W~~112 billion in 2018 to ~~W~~1,830 billion in 2019. Such increase was primarily due to a significant increase in net impairment loss on property, plant and equipment from ~~W~~44 billion in 2018 to ~~W~~1,550 billion in 2019. In addition, we incurred net impairment loss on intangible assets of ~~W~~248 billion in 2019 compared to a net reversal of impairment loss on intangible assets of ~~W~~0.3 billion in 2018. Such significant increases in impairment losses in 2019 were primarily attributable to a decrease in the estimated recoverable amount of our property, plant and equipment and intangible assets relating to the Display (AD PO) cash generating unit and, to a much smaller extent, OLED lights cash generating unit in light of the prevailing and anticipated future market conditions and the determination of our plan to discontinue our production of OLED light products. See “—Critical Accounting Policies—Long-Lived Assets; Useful Lives, Valuation and Impairment.”

Finance Income (Costs), Net

Our total net finance costs increased by 128.8% from ~~W~~73 billion in 2018 to ~~W~~167 billion in 2019. Such increase was mainly attributable to:

•

a 113.6% increase in interest expense from ~~W~~81 billion in 2018 to ~~W~~173 billion in 2019, which was mainly due to an increase in the average amount of interest-bearing financial liabilities outstanding as well as a decrease in capitalized interest in 2019 compared to 2018; and

•

loss on valuation of financial liabilities at fair value through profit or loss of ~~W~~56 billion in 2019 compared to no such loss in 2018, which primarily reflected the increase in the fair value of our outstanding U.S. dollar-denominated convertible bonds, which were issued in August 2019 and are accounted for as financial liabilities at fair value through profit or loss.

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

Income Tax Expense (Benefit)

We recognized an income tax benefit of ~~W~~472 billion in 2019 compared to an income tax expense of ~~W~~88 billion in 2018, resulting from a decrease in current tax expense and an increase in deferred tax benefit in 2019 compared to 2018. Our current tax expense decreased by 36.8% from ~~W~~250 billion in 2018 to ~~W~~158 billion in 2019, and our deferred tax benefit increased significantly from ~~W~~162 billion in 2018 to ~~W~~630 billion in 2019, primarily due to a significant increase in our loss before income tax from ~~W~~91 billion in 2018 to ~~W~~3,344 billion in 2019. Our effective tax rates were not calculated in 2018 and 2019 due to the loss before income tax we recorded in such years. See Note 23 of the notes to our financial statements.

Loss for the Year

As a result of the cumulative effect of the reasons explained above, our loss for the year increased significantly from ~~W~~179 billion in 2018 to ~~W~~2,872 billion in 2019. Our loss for the year as a percentage of revenue was (0.7)% in 2018 and (12.2)% in 2019.

Item 5.B.	Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~2,365 billion, ~~W~~3,336 billion and ~~W~~4,218 billion (US$3,884 million) as of December 31, 2018, 2019 and 2020, respectively. We also had short-term deposits in banks of ~~W~~78 billion, ~~W~~79 billion and ~~W~~79 billion (US$73 million), respectively, as of December 31, 2018, 2019 and 2020. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2021 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2018, we had current assets of ~~W~~8,800 billion and current liabilities of ~~W~~9,954 billion, resulting in a working capital deficit of ~~W~~1,154 billion. As of December 31, 2019, we had current assets of ~~W~~10,248 billion and current liabilities of ~~W~~10,985 billion, resulting in a working capital deficit of ~~W~~737 billion. As of December 31, 2020, we had current assets of ~~W~~11,099 billion (US$10,219 million) and current liabilities of ~~W~~11,007 billion (US$10,134 million), resulting in a working capital surplus of ~~W~~92 billion (US$85 million). The decrease in working capital deficit as of December 31, 2019 compared to December 31, 2018 was primarily attributable to a ~~W~~971 billion increase in cash and cash equivalents in response to an increase in uncertainty in the financial markets and our business environment, as well as a ~~W~~469 billion decrease in trade accounts and notes payable mainly as a result of the effects of the timing of the settlement of trade accounts and notes payable prior to the year-end and a ~~W~~325 billion increase in net trade accounts and notes receivable, which was mainly caused by a decrease in sales of trade accounts and notes receivable in 2019 and the effects of the depreciation of the Korean Won against the U.S. dollar as of the end of 2019 compared to the end of 2018. The working capital surplus as of December 31, 2020, compared to a working capital deficit as of December 31, 2019, was primarily attributable to a ~~W~~1,615 billion decrease in other accounts payable, which mainly reflected a decrease in the outstanding balance of enterprise procurement cards (a type of corporate credit card used for paying for utilities and certain other goods and services) at December 31, 2020 compared to December 31, 2019 as a result of our accounts payable management activities during 2020, and a ~~W~~882 billion increase in cash and cash equivalents mainly as a result of general increase in our cash levels in light of corresponding increases in our revenue and profitability as well as our response to increased uncertainties in the financial markets and our business environment, the effects of which were partially offset by a ~~W~~1,218 billion increase in our current financial liabilities, which mainly reflected an increase in the current portion of long-term liabilities payable as of the end of 2020 compared to the end of 2019, and a ~~W~~1,161 billion increase in our trade accounts and notes payable mainly as a result of extensions to applicable payment terms with certain outside vendors.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient sources of working capital, including in the form of debt financing, for our present requirements. In 2020, we issued domestic bonds in the aggregate principal amount of ~~W~~50 billion (US$46 million), and we entered into a number of short-term and long-term facility loan agreements, from which we have drawn down the full aggregate principal amount of US$363 million (~~W~~394 billion) as of December 31, 2020 in short-term loans and ~~W~~580 billion (US$534 million), US$145 million (~~W~~157 billion) and CNY9,305 million (~~W~~1,554 billion) in long-term loans, in each case as of December 31, 2020, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2021.

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

Our net cash provided by operating activities amounted to ~~W~~4,484 billion in 2018, ~~W~~2,707 billion in 2019 and ~~W~~2,287 billion (US$2,106 million) in 2020. The decrease in net cash provided by our operating activities in 2019 compared to 2018 was mainly due to (i) a decrease in cash collected from our customers, primarily as a result of a decrease in our sales revenue, (ii) a decrease in cash inflow from trade accounts and notes receivable primarily resulting from a decrease in sales of trade accounts and notes receivable and (iii) a decrease in long-term advances received pursuant to long-term supply agreements, in each case in 2019 compared to 2018. The decrease in net cash provided by operating activities in 2020 compared to 2019 was mainly due to changes in our working capital, including a decrease in other accounts payable primarily reflecting a decrease in the outstanding balance of enterprise procurement cards (a type of corporate credit card used for paying for utilities and certain other goods and services) at December 31, 2020 compared to December 31, 2019 as a result of our accounts payable management activities during 2020, and, to a lesser extent, an increase in inventory mainly due to an increase in the proportion of more expensive, higher value-added products in our inventory in 2020 compared to 2019.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2019, our inventory levels decreased by 23.8% from year-end 2018. In 2020, our inventory levels increased by 5.9% from year-end 2019.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2018		2019		2020		2020(1)
	(in billions of Won and millions of US$)
Finished goods	~~W~~	1,084	~~W~~	730	~~W~~	785	US$	723
Work in process		856		757		733		675
Raw materials		555		406		491		452
Supplies		196		159		161		148

Total	~~W~~	2,691	~~W~~	2,051	~~W~~	2,171	US$	1,999

(1)

For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~7,675 billion in 2018, ~~W~~6,755 billion in 2019 and ~~W~~2,319 billion (US$2,135 million) in 2020. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~7,942 billion, ~~W~~6,927 billion and ~~W~~2,604 billion (US$2,398 million) in 2018, 2019 and 2020, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings and bond issuances.

We currently expect that, in 2021, our total capital expenditures on a cash out basis will be higher compared to 2020 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ~~W~~2,953 billion in 2018, ~~W~~4,988 billion in 2019 and ~~W~~932 billion (US$858 million) in 2020. The increase in net cash provided by financing activities in 2019 reflects primarily an increase in net proceeds from short-term borrowings in 2019 compared to 2018, as well as an increase in net proceeds from issuance of convertible bonds and long-term borrowings in 2019 compared to 2018, partially offset by an increase in our repayment of short-term borrowings in 2019 compared to 2018. The decrease in net cash provided by financing activities in 2020 reflects primarily decreases in net proceeds from long-term borrowings and issuance of bonds, as well as an increase in our repayment of short-term borrowings, in 2020 compared to 2019, partially offset by an increase in proceeds from short-term borrowings in 2020 compared to 2019.

At our annual general meeting of shareholders held on March 15, 2018, we declared a cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividend to such shareholders on April 12, 2018. At our annual general meetings of shareholders on March 15, 2019, March 20, 2020 and March 23, 2021, we did not declare any cash dividend to our shareholders.

We had a total of nil, ~~W~~697 billion and ~~W~~395 billion (US$363 million) of short-term borrowings outstanding as of December 31, 2018, 2019 and 2020, respectively. For further information regarding our financial liabilities, please see Note 11 of the notes to our financial statements.

As of December 31, 2020, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$1,115 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities in Korean Won and foreign currencies for up to aggregate amounts of ~~W~~107 billion and US$2,272 million, respectively. For further information regarding these facilities, please see Note 14 of the notes to our financial statements.

As of December 31, 2020, we had outstanding long-term debt including current portion in the amount of ~~W~~13,679 billion (US$12,594 million) and prior to deducting discounts on bonds, consisting of ~~W~~1,480 billion of Korean Won denominated bonds, US$400 million of U.S. dollar denominated bonds, US$2,742 million of U.S. dollar denominated long-term loans, CNY27,825 million of CNY denominated long-term loans, ~~W~~3,273 billion of Korean Won denominated long-term loans and US$792 million of outstanding U.S. dollar denominated convertible bonds (as measured by their fair value as of such date), which are accounted for as financial liabilities at fair value through profit or loss. Such convertible bonds, which were issued on August 22, 2019 at an aggregated principal value of US$687.8 billion and will mature on August 22, 2024, may be converted into shares of our common stock during the period between August 23, 2020 and August 12, 2024 at the conversion price of ~~W~~19,845 per share, subject to adjustment in the case of certain dilutive events. The terms of such convertible bonds also include provisions for early redemption at our option or the bondholders’ option. For further information on our outstanding convertible bonds as of December 31, 2020, see Note 11(f) of the notes to our financial statements.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early repayment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2020. For further information about our short- and long-term debt obligations as of December 31, 2020, see Note 11 of the notes to our financial statements.

As of December 31, 2020, we have entered into eight agreements to guarantee the payment obligations in the aggregate amount of US$1.2 billion of our subsidiary LG Display Vietnam Haiphong Co., Ltd. under credit facilities and payables facilities with various financial institutions, including BNP Paribas, Sumitomo Mitsui Banking Corporation, Standard Chartered Bank, Citibank, Export-Import Bank of Korea and Bank of Australia and New Zealand, among other lenders.

Set forth below are the aggregate amounts, as of December 31, 2020, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Unsecured bank borrowings	~~W~~	8,486	~~W~~	1,907	~~W~~	5,299	~~W~~	1,218		—
Secured bank borrowings		3,715		709		1,333		1,280	~~W~~	456
Unsecured bond issues		2,787		879		1,688		128		92
Trade accounts and notes payable		3,779		3,779		—		—		—
Other accounts payable		1,704		1,704		—		—		—
Other accounts payable (enterprise procurement cards)(1)		1,078		1,078		—		—		—
Long-term other accounts payable		0		—		0		—		—
Securities deposits received		13		1		12		—		—
Lease Liabilities		90		39		37		5		9
Derivatives		153		49		80		24		—

Total	~~W~~	21,806	~~W~~	10,146	~~W~~	8,449	~~W~~	2,655	~~W~~	557

(1)	Represents the amount of utility expenses and other expenses paid using the enterprise procurement cards. For further information, please see Note 26 of the notes to our financial statements.

In addition to the above, we have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~117 billion in 2018, ~~W~~122 billion in 2019 and ~~W~~136 billion (US$125 million) in 2020, representing 6.7%, 6.9% and 7.8% of our research and development related expenditures in 2018, 2019 and 2020, respectively, in each case based on our current method of recognizing our research and development related expenditures, which was revised in 2019. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2020, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ~~W~~200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 24.2% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 27.5% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in productivity enhancement and technology. For example, in 2020, under the Restriction of Special Taxation Act, we were entitled to a tax credit of 2% of our capital investments in facilities for enhancing productivity through process improvement, automation and advanced technology. Under the same law, we are also entitled to a tax credit on a percentage of our research and development expenses incurred for procuring certain “new growth engine and source technologies,” which include OLED display technology. The applicable amount of such tax credit is calculated by multiplying the applicable research and development expenses by the sum of (x) 20% and (y) three times the proportion of such research and development expenses as a percentage of revenue.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next ten years. As of December 31, 2020, we had recognized deferred tax assets related to these credits of ~~W~~392 billion (US$361 million), which may be utilized against future income tax liabilities through 2030. In addition, we also had unused tax credit carryforwards of ~~W~~231 billion (US$213 million) as of December 31, 2020 for which no deferred tax asset was recognized.

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

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•

In 2018, we developed and introduced display panels for 65-inch rollable OLED TV and ultra-large 88-inch 8K OLED TV products, which was the world’s largest product of such type. For TFT-LCD monitors, we introduced a four-sided borderless curved monitor with a 1900R curvature radius. With respect to TFT-LCD smartphones, we developed our first 5.8-inch Ultra HD Mobile product by applying ~~W~~RGB sub-pixel structure to achieve high luminance, low power consumption and HDR support. We also developed a full-screen TFT-LCD panel for smartphones with a camera notch concept. In addition, we released a TFT-LCD video-wall product with very thin bezels. For automotive displays, we introduced a 12.3-inch FHD glassless 3D TFT-LCD product.

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

•

In 2020, we commenced mass production of the first OLED products at our new CO fabrication facility in Guangzhou, China, including 48-inch and 77-inch UHD display panels. In addition, we developed the world’s first “2K” zone mini-LED and ultra-slim UHD desktop monitor product.

As the product life cycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to further focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as in smartphones, commercial displays and automotive displays.

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

We complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. In April 2016, we entered into an agreement with Pohang University of Science and Technology, or POSTECH, to establish the LGD-POSTECH Cooperation Center within the university’s Research Institute of Electrical Circuit, Algorithm and Advanced Materials to conduct research into display panel technologies, including OLED technology. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2020, we employed more than 4,500 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2021 to 2040. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~117 billion in 2018, ~~W~~122 billion in 2019 and ~~W~~136 billion (US$125 million) in 2020, representing 6.7%, 6.9% and 7.8% of our research and development related expenditures in 2018, 2019 and 2020, respectively, in each case based on our current method of recognizing our research and development related expenditures, which was revised in 2019. We recognized royalty income in the amount of ~~W~~18 billion in 2018, ~~W~~14 billion in 2019 and ~~W~~14 billion (US$13 million) in 2020. The following are examples of license agreements we have entered into:

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

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and seven directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Under the Korean Commercial Code, a representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. Hoyoung Jeong is currently our sole representative director.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Kun Tai Han	October 30, 1956	Director	March 2016	March 2022	Chief Executive Officer, Hans Consulting

Byoung Ho Lee	July 6, 1964	Director	March 2018	March 2024	Professor, Electrical and Computer Engineering, Seoul National University

Chang-Yang Lee	September 20, 1962	Director	March 2019	March 2022	Professor, Economics and Public Policy, Korea Advanced Institute of Science and Technology

Doocheol Moon	November 5, 1967	Director	March 2021	March 2024	Professor, School of Business, Yonsei University

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Hoyoung Jeong	November 2, 1961	President, Chief Executive Officer, Representative Director	March 2020	March 2023	—

Donghee Suh	February 28, 1964	Senior Vice President, Chief Financial Officer, Director	March 2019	March 2023	—

Youngsoo Kwon	February 6, 1957	Chairman of the Board, Director	March 2019	March 2022	Representative Director and Vice Chairman, LG Corp.

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age
Hyung Seok Choi	Executive Vice President	Head of IT Business Unit	60

Sang Mun Shin	Executive Vice President	Chief Safety Environment Officer	62

Yong Min Ha	Executive Vice President	Head of Mobile Product Development Group	55

Myoung Kyu Kim	Executive Vice President	Head of Mobile Business Unit	59

Jae Hoon Yang	Executive Vice President	Head of Business Support Group	58

Chang Ho Oh	Executive Vice President	Head of TV Business Unit	56

Youngkwon Song	Senior Vice President	Head of TV Business Strategy Group	59

Byeong Koo Kim	Senior Vice President	Head of Auto Sales Group	54

Joo Hong Lee	Senior Vice President	Head of Quality Management Center	56

Kang Yeol Oh	Senior Vice President	Head of Mobile Sales Group	57

Tae Seung Kim	Senior Vice President	Head of PO Technology Division	57

Won Ho Cho	Senior Vice President	Head of Mobile Manufacture Center	58

Jong Woo Kim	Senior Vice President	Chief Production Officer	56

Soo Young Yoon	Senior Vice President	Chief Technology Officer	56

Hyun Chul Choi	Senior Vice President	Head of Mobile Panel Development Group	54

Sunghyun Kim	Senior Vice President	Head of Finance & Risk Management Division	54

Yoong Ki Min	Senior Vice President	Head of IT Sales/Marketing Group	57

Young Sang Byun	Senior Vice President	Head of IT Manufacture Center	56

Jong Sun Park	Senior Vice President	Head of Commercial Business Division	56

J. Kenneth Oh	Senior Vice President	Head of Intellectual Property Division	54

Han Seop Kim	Senior Vice President	Head of TV Development Group	56

Bum Soon Kim	Senior Vice President	Head of Legal/Compliance Department	54

Sang Ho Song	Senior Vice President	Head of HR Group	53

Jeong Ki Park	Senior Vice President	Head of IT Development Group	53

Young Seok Choi	Senior Vice President	Head of Production Technology Center	54

Hyeon Woo Lee	Senior Vice President	Head of TV Operation Innovation Group	54

Hee Yeon Kim	Senior Vice President	Head of Corporate Strategy Group	52

Jin Kyu Lee	Senior Vice President	Head of Process Innovation Group	52

Woo Sup Shin	Vice President	Head of TV Process Integration Division	52

Jeom Jae Kim	Vice President	Head of Foundation Technology Laboratory	53

Seung Min Lim	Vice President	Head of Corporate Planning Division	55

Je Bong Kim	Vice President	Head of Mobile Planning & Management Division	56

Seong Hee Kim	Vice President	Head of Global Environment Safety Center	53

Jae Hong Park	Vice President	Head of Mobile Product Development Division 2	53

Kwang Jin Kim	Vice President	Head of TV Sales/Marketing Group	53

Andy Kim	Vice President	Head of IT SCM Division	55

Kyu Young Ko	Vice President	Head of TV Marketing Division	55

Soon Kwang Hong	Vice President	Head of Mobile Product Development Division 1	51

Sang Gul Lee	Chief Research Fellow	Leader of Future Mobile Device Task Force	54

Ki Yung Kim	Vice President	Head of IT Planning & Management Division	54

Jong Seong Kim	Vice President	Head of Mobile2 Factory	54

Chang Han Kim	Vice President	Head of TV Strategy Division	53

Keuk Sang Kwon	Vice President	Head of Auto Product Development Division 1	51

Kwon Shik Park	Vice President	Head of Device Process Research Division	52

Hyo Dae Bae	Chief Research Fellow	Leader of S-Top Task Force	57

Dong Eun Lee	Vice President	Head of China Business Management Division	54

Hae Cheol Lee	Vice President	Head of Global Business Support Division	55

Kyung Soo Park	Vice President	Head of IT Division 3	54

Chang Sub Choi	Vice President	Head of TV Division 2	55

Yoo Seok Park	Vice President	Head of LG Display (China) Co., Ltd	51

Chang Hoon Choi	Vice President	Leader of Production Technology Center	52

Dong Hoon Lee	Vice President	Head of Auditing & Management Consulting Division	50

Jin Nam Park	Vice President	Head of Purchasing Group	50

Doo Jong Jin	Vice President	Leader of Module Strategy Task Force	54

Bu Yeol Lee	Vice President	Head of R&D Strategy Division	50

Chang Mog Jo	Vice President	Head of Equipment Technology Division	56

Jin Gu Jeung	Vice President	Head of LGDCA Factory	52

Chae Woo Choi	Vice President	Leader of D2C Business Driving Task Force	52

Sang Yoon Park	Vice President	Head of IT Product Development Division 2	53

Hong Sung Song	Vice President	Head of OLED TV Product Development Division 1	54

Eun Kuk Kyung	Vice President	Head of Accounting Division	52

Young Dall Park	Vice President	Head of HRM Division	51

Yong In Park	Vice President	Leader of IT OLED Panel Development Project	52

Seung Jun Han	Vice President	Head of Convergence Technology Research Division	53

Hoon Jeong	Vice President	Head of IT Panel Development Division	49

Myung Su Suk	Vice President	Head of LG Display Vietnam Haiphong Co., Ltd	51

Jong Seo Yoon	Vice President	Head of IT Product Planning Division	51

Teddy Hwang	Vice President	Head of Mobile Panel Development Division	47

Seung Ho Kwon	Vice President	Head of TV Cell Division	51

Tae Rim Lee	Vice President	Leader of OLED TV Performance Improvement Task Force	47

In Hyuk Song	Vice President	Head of POLED Panel Research Division	44

Tae Shick Kim	Chief Research Fellow	Leader of OLED TV Devices Development Task Force	54

Seong Hoon Chun	Vice President	Head of Business Development Division	51

Sung Chun Kang	Vice President	Head of IT Factory 2	53

Joon Young Yang	Vice President	Head of OLED Panel Research Division	52

Tae Hyung Lim	Vice President	Head of IT Division 1	53

Kyung Joon Kwon	Vice President	Head of Mobile Driving Technology Division	47

Jae Young Kwon	Vice President	Head of IT Strategy/Marketing Division	52

Sung Joon Bae	Vice President	Head of OLED TV Panel Development Division	51

Hae Won Lee	Vice President	Head of Production Technology Division	51

Won Gyun Youn	Vice President	Head of IT Product Development Division 1	50

Ki Young Kim	Vice President	Head of Mobile Customer/Quality Division	50

Ji Ho Baek	Vice President	Head of OC Research/Development Division	50

Seung Do Kim	Vice President	Head of Nanjing Factory	50

Heung Soo Kim	Vice President	Head of Mobile Panel Process Development Divison	51

You Jin Song	Vice President	Head of Labor Management Division	51

In Kwan Choi	Vice President	Head of Mobile Module Technology Division	51

Jong Suk Jeon	Vice President	Head of IT Division 2	47

Sang Hyun Ahn	Vice President	Head of Auto Sales Division	51

Won Seok Kang	Vice President	Head of TV Product Planning Division	50

Whan Woo Park	Vice President	Head of Mobile Division 1	49

Byung Seung Lee	Vice President	Head of SCM PI Division	45

Hoon Choi	Vice President	Head of Product Technology Division	50

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2020 to our directors was ~~W~~2.2 billion (US$1.9 million). This included ~~W~~1,098 million (US$1 million) in salary paid to Hoyoung Jeong, our chief executive officer, and ~~W~~431 million (US$0.4 million) in salary paid to Donghee Suh, our chief financial officer, in each case for the period during which each such person served on our board of directors in 2020.

The aggregate remuneration and benefits-in-kind we paid in 2020 to our non-director executive officers was ~~W~~32.4 billion (US$29.8 million).

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2020 was as follows:

Name	Position	Composition of Total Compensation						Total Compensation
		Salary			Bonus(1)	Retirement Benefits
		(in millions of Won)
Sang Beom Han (2)	Advisor	~~W~~	728		—	~~W~~	4,466	~~W~~	5,194
Kyung Ho Lee (2)	Advisory Officer	~~W~~	226		—	~~W~~	1,304	~~W~~	1,530
Ho Young Jeong	Chief Executive Officer	~~W~~	1,317	(3)	—		—	~~W~~	1,317
Chul Gu Lee (2)	Advisory Officer	~~W~~	246		—	~~W~~	1,043	~~W~~	1,289
Sang Hoon Lee (2)	Advisory Officer	~~W~~	226		—	~~W~~	895	~~W~~	1,121

(1)	Based on our performance in 2019.
(2)	Former officer who retired from his position as of March 31, 2020.
(3)	Includes ~~W~~1,098 million (US$1 million) in salary paid for the period during which Mr. Jeong served on our board of directors in 2020.

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2020, we paid a premium of approximately US$1.2 million in respect of this insurance policy.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have five committees that serve under our board of directors:

•	Audit Committee;

•	Outside Director Nomination Committee;

•	Management Committee;

•	Related Party Transaction Committee; and

•	ESG Committee;

Under our articles of incorporation, our board of directors may establish other committees if they deem them necessary. Our board of directors appoint each member of these committees except that candidates for the Audit Committee will first be elected by our shareholders at the general meeting of shareholders.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of three outside directors: Kun Tai Han, Chang-Yang Lee and Doocheol Moon. The chairman is Doocheol Moon. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Byung Ho Lee and Doocheol Moon, and one non-outside director, Youngsoo Kwon. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

The committee holds meetings as necessary for the nomination of outside directors.

Management Committee

The Management Committee is comprised of two non-outside directors, Hoyoung Jeong and Donghee Suh. The chairman is Hoyoung Jeong. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.

The committee holds meetings from time to time as needed.

Related Party Transaction Committee

The Related Party Transaction Committee, which was newly created in April 2021, is comprised of three outside directors, Kun Tai Han, Byung Ho Lee and Chang-Yang Lee, and our chief financial officer and non-outside director, Donghee Suh. The committee reviews related party and other internal transactions to ensure compliance with the Monopoly Regulation and Fair Trade Act and makes recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

ESG Committee

The ESG Committee, which was newly created in April 2021, is comprised of four outside directors, Kun Tai Han, Chang-Yang Lee, Byung Ho Lee and Doocheol Moon, and our chief executive officer and non-outside director, Hoyoung Jeong. The committee is responsible for reviewing and establishing policies and strategies relating to the environment and safety, social responsibility, customer value, shareholder value and corporate governance, and making recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

Item 6.D.	Employees

As of December 31, 2020, we had 63,360 employees, including 37,378 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2018, 2019 and 2020:

	As of December 31,
Employees(1)	2018	2019	2020
Production	49,541	49,575	53,336
Technical(2)	8,431	8,198	7,541
Sales & Marketing	1,610	1,615	1,432
Management & Administration	1,033	1,041	1,051

Total	60,615	60,429	63,360

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of December 31, 2020, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2020, the fair value of our defined benefit obligations amounted to ~~W~~1,398 billion (US$1,287 million), while the fair value of our benefit plan assets amounted to ~~W~~1,621 billion (US$1,492 million), including amounts relating to employees of our foreign subsidiaries. See Note 12 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2020, our employee stock ownership association owned approximately 0.00001% of our common stock.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 63,644 shares of our common stock as of April 26, 2021, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 26, 2021 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	22,671,167	6.3%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 26, 2021. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~4,230 billion (US$3,895 million), or 17.5% of our sales, in 2020.

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

Sales to LG International and its subsidiaries amounted to ~~W~~377 billion (US$347 million), or 1.6% of our sales, in 2020. We sell our products to these subsidiaries of LG International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LG International’s requirements such as volume and our internal projections regarding market trends.

Purchases from LG Electronics

We purchase equipment, printed circuit boards, photo masks, raw materials, components and certain services, such as transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~516 billion (US$475 million), or 2.9% of our total purchases, in 2020.

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

Our purchases, including purchases of materials, supplies and services, from LG International and its subsidiaries, amounted to ~~W~~95 billion (US$87 million), or 0.5% of our total purchases, in 2020.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~861 billion (US$793 million), or 4.8% of our total purchases, in 2020.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LG International and LG Chem and their respective subsidiaries, amounted to ~~W~~1,607 billion (US$1,480 million), or 8.9% of our total purchases, in 2020.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 26, 2021, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

See “Item 18. Financial Statements” and pages F-1 through F-117.

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

After the commencement of the U.S. Department of Justice investigation, various class action complaints and separate claims by direct and indirect purchasers of our products were filed against us and other TFT-LCD panel manufacturers in the United States and Canada, alleging violations of respective antitrust and related laws. In addition, from 2010 to 2012, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against us, alleging similar antitrust violations. In June 2018, the attorney general of the Commonwealth of Puerto Rico filed a complaint against us and other TFT-LCD panel manufacturers alleging unjust enrichment in connection with the aforementioned U.S. Department of Justice investigation. Since then, we have reached settlements with each of the plaintiff classes and separate plaintiffs, as well as with the aforementioned state attorneys general, with the exception of the attorney general of the Commonwealth of Puerto Rico, which settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 26, 2021, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010, including by claimants iiyama (UK) Limited and its affiliates (“iiyama”), filed in December 2014, and Granville, filed in December 2016. We have reached a settlement with iiyama in August 2019. As of April 26, 2021, we are vigorously defending ourselves against claims by Granville.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 26, 2021, we have not been served with the complaint from Hatzlacha.

We were a defendant in four patent infringement lawsuits (two in the United States, one in Germany and one in China) filed against us by Solas OLED Ltd. between April 2019 and September 2020. In December 2020, we entered into a settlement and license agreement with the plaintiff with respect to each of the four cases, and the plaintiff subsequently withdrew its claim in each of these cases between January and March 2021.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2020, we did not recognize any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2020 and may have an adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meeting of shareholders that was held on March 15, 2018, we declared a cash dividend of ~~W~~500 per share of common stock, amounting to a total cash dividend of ~~W~~179 billion to our shareholders of record as of December 31, 2017 and distributed the cash dividends to such shareholders on April 12, 2018. At our annual general meetings of shareholders on March 15, 2019, March 20, 2020 and March 23, 2021, we did not declare any cash dividend to our shareholders.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offer and Listing Details.

Principal Trading Market

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2020, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2020, 23,525,460 ADSs were outstanding.

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

General

Under our articles of incorporation, which was last amended in March 2019, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2020, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2020, approximately 0.00001% of our common stock was held by our employee stock ownership association.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds, bonds with warrants and exchangeable bonds, which we refer to collectively as equity securities, together with the equity securities directly or beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of our total outstanding equity securities, is required to report the status and purpose (in terms of whether the purpose of the shareholding is to influence corporate management of the issuer, to implement active shareholder engagement without an intent to influence corporate management or to exercise voting and other rights that are irrespective of the shareholding ratio) of the holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change (i) in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding equity securities from the previous report or (ii) in the shareholding purpose is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change (or, if the purpose of shareholding is to implement active shareholder engagement without an intent to influence corporate management, within ten days from the date of the change, or if the purpose is to exercise voting and other rights that are irrespective of the shareholding ratio, within ten days of the end of the month in which the change occurred).

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

Taxation of Dividends on Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (including local income surtax). If you are a beneficial owner of the dividends and a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or certain asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Under the Korean tax laws for capital gains recognized or to be recognized from disposition of ADSs, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file income tax returns and pay tax unless a purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

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

Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, subject to certain exceptions, Korean tax law requires you (or your agent) as the beneficial owner of such Korean source income to submit the relevant application (Application for Entitlement to Reduced Tax Rate or Application for Tax Exemption, as the case may be) along with a certificate of your tax residency issued by a competent authority of your country of tax residence (“BO Application”). Such application should be submitted to the withholding agent prior to the payment date of such Korean source income. Subject to certain exceptions, where the Korean source income is paid to an overseas investment vehicle that is not the beneficial owner of such income (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to the Korean source income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such Korean source income. Effective from January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of an application for tax exemption, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange in 2021 or 2022, you will be subject to securities transaction tax at the rate of 0.08% (which tax is expected to be eliminated beginning January 1, 2023) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.43% if the transfer is made in 2021 or 2022 (which rate is expected to be reduced to 0.35% beginning January 1, 2023) and will not be subject to an agriculture and fishery special surtax.

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year.

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

Our primary market risk exposures relate to interest rate movements on floating rate borrowings and exchange rate movements on foreign currency denominated accounts receivable, as well as foreign currency denominated future cash flows from sales, mostly denominated in U.S. dollars and foreign currency denominated accounts payable for purchases of raw materials and supplies, primarily denominated in U.S. dollars and, to a lesser extent, Chinese Yuan and Japanese Yen. The fair value of our financial instruments has been determined as the price, as of the applicable measurement date, that we would receive when selling an asset or that we would pay when transferring a liability, in an orderly transaction between market participants. Fair value is based on quoted market prices where available.

For a further discussion of our market risk and fair value of our financial assets and liabilities, see Note 25 of the notes to our financial statements.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our short-term and long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2020, we had outstanding short-term and long-term debt, including current portion and prior to deducting discounts on bonds, in the aggregate amount of ~~W~~14,074 billion (US$12,958 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2020, ~~W~~170 billion (US$157 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in 2023 and 2025. In connection with such contracts, we recognized a loss on valuation of derivatives of ~~W~~2 billion (US$2 million) in 2020. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates										Fair Value at December 31, 2020
	2021	2022	2023		2024	2025		Thereafter	Total
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed (~~W~~) (1)	—	—	~~W~~	50.0	—	~~W~~	120.0	—	~~W~~	170.0	~~W~~	170.0
Average pay rate	—	—		2.4%	—		3.0%	—
Average receive rate	—	—		2.0%	—		3.0%	—

(1)	Average pay rates and average receive rates are applicable to the total notional amounts outstanding until maturity.

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

As of December 31, 2020, we had US$363 million aggregate principal amount of U.S. dollar denominated short-term loans, US$2,742 million aggregate principal amount of U.S. dollar denominated long-term loans, CNY27,825 million aggregate principal amount of CNY denominated long-term loans and ~~W~~3,273 billion aggregate principal amount of Korean Won denominated long-term loans. The interest rates for our U.S. dollar denominated loans are set based on three-month U.S. dollar LIBOR plus 0.65% to 2.40%, six-month U.S. dollar LIBOR plus 1.25% to 1.35% or twelve-month U.S. dollar LIBOR plus 0.98%. The interest rates for our CNY denominated loans are set based on the twelve-month loan prime rate published by the People’s Bank of China (“LPR”) plus -0.15% to 0.50%, the five-year LPR plus 0.44% or a fixed rate of 4.70%. The interest rates for our Korean Won denominated loans are set based on the 91-day certificate of deposit rate plus 1.00% to 1.60% or a fixed rate of 2.21% to 3.40%. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to variable interest term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows.

	Expected Maturity Dates							Fair Value at December 31, 2020
	2021	2022	2023	2024	2025	Thereafter	Total
	(in billions of Won, except for interest rate percentages)
Debt obligations
Fixed rate (~~W~~)	~~W~~1,237.6	~~W~~1,341.5	~~W~~1,241.5	~~W~~216.0	~~W~~176.0	~~W~~ 70.0	~~W~~4,282.6	~~W~~4,323.1
Average interest rate	2.6%	2.8%	3.0%	2.9%	3.1%	4.2%
Variable rate (~~W~~)	~~W~~ 100.0	—	~~W~~ 250.0	—	~~W~~120.0	—	~~W~~ 470.0	~~W~~ 470.0
Average interest rate	2.9%	—	2.4%	—	2.2%	—
Fixed rate (CNY)	~~W~~ 0.3	~~W~~ 0.3	~~W~~ 82.5	—	—	—	~~W~~ 83.1	~~W~~ 87.1
Average interest rate	4.7%	4.7%	4.7%	—	—	—
Variable rate (CNY)	~~W~~ 673.7	~~W~~ 776.7	~~W~~1,554.4	~~W~~556.0	~~W~~556.0	~~W~~445.8	~~W~~4,562.5	~~W~~4,562.5
Average interest rate	5.0%	4.9%	4.4%	5.1%	5.1%	5.1%
Fixed rate (US$)	~~W~~ 326.4	—	—	~~W~~861.7	—	—	~~W~~1,188.1	~~W~~1,187.7
Average interest rate	3.9%	—	—	1.5%	—	—
Variable rate (US$)	~~W~~ 765.7	~~W~~ 995.5	~~W~~ 777.2	~~W~~816.6	~~W~~131.8	—	~~W~~3,487.1	~~W~~3,487.1
Average interest rate	1.9%	1.5%	1.6%	1.8%	2.1%	—

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 11 and 25 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Yuan, the Japanese Yen and the Euro. As of December 31, 2020, we had U.S. dollar denominated sales-related trade accounts and notes receivable, net of US$3,093 million, which represented approximately 96% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,948 million, which represented approximately 56% of our trade accounts payable, net.

As of December 31, 2020, we also had CNY denominated sales-related trade accounts and notes receivable of CNY585 million, which represented approximately 3% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥13 million. In addition, we had CNY denominated sales-related trade accounts payable of CNY2,037 million and Japanese Yen denominated sales-related trade accounts payable of ¥9,831 million, which represented approximately 9% and 3% of our trade accounts and notes payable, net, respectively.

From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts. As of December 31, 2020, US$2,225 million of our US$2,948 million aggregate principal amount of U.S dollar denominated bonds and floating rate short-term and long-term borrowings were hedged against foreign exchange rate and interest rate fluctuations through cross-currency swap contracts.

Cross Currency Interest Rate Swap Contracts:

Contracts to sell Korean (Won)/buy US$:

Aggregate contract amount	US$	2,225 million
Average contractual exchange rate	(Won)	1,143.49/US$
Change in fair value	(Won)	(185.4) billion

In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. As of December 31, 2020, we did not have any outstanding foreign currency forward contracts.

Based on our overall foreign currency exposure as of December 31, 2020, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.

For a further discussion of our foreign currency risk exposures, including a sensitivity analysis on our currency risk exposures, see Note 25 of the notes to our financial statements.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for a substantial majority of our sales in each of 2018, 2019 and 2020. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. In addition, a portion of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International’s overseas subsidiaries. Although our sales to LG International and its subsidiaries only accounted for 1.6% of our sales in 2020, in the past we have sold a significantly greater amount to these entities. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well a significant amount of sales we may make to our affiliated trading company, LG International, and its subsidiaries, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer to whom we supply products on an open account basis in accordance with our internal credit guidelines. We assess credit risk through quantitative and qualitative analysis, and based on this analysis, we establish credit limits and determine whether we will seek to use one or more credit support devices, such as obtaining some form of third-party guaranty or stand-by letter of credit, obtaining credit insurance or through factoring of all or part of accounts receivables. Our credit policy does not require credit limits on accounts receivable created on letters of credit. To date, we have not experienced any material problems relating to customer payments. For a further discussion of our credit risk exposures, see Note 25 of the notes to our financial statements.

According to the Korean Statistical Information Service, the rate of inflation in Korea was 1.5% in 2018, 0.4% in 2019 and 0.5% in 2020. Inflation has not had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

In 2020, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution) (1)	US$ —

Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2019 (1)

US$ —

(1)	Under discussions with the depositary for the amount of applicable payment with respect to 2020.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Doocheol Moon qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019		2020
	(in millions of Won)
Audit fees	~~W~~	4,264	~~W~~	4,369
Audit-related fees		132		—
Tax fees		98		98

Total fees	~~W~~	4,494	~~W~~	4,467

Audit fees in the above table are the aggregate fees billed or expected to be billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are fees billed by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” In 2019, this category comprised fees billed for services which are related to the issuance of comfort letters in connection with our issuance of convertible debt securities.

Tax fees in the above table are fees billed by KPMG for tax compliance services.

Audit Committee Pre-Approval Policies and Procedures

Under our Audit Committee’s pre-approval policies and procedures, all audit and non-audit services to be provided to us by our independent auditors must be pre-approved by our Audit Committee on a case-by-case basis. Our Audit Committee does not pre-approve any audit or non-audit services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of the SEC and applicable law. In 2020, no fees were approved pursuant to the de minimis exception.

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

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as four out of seven directors are outside directors.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we have not established a separate nomination/corporate governance committee, we maintain an Outside Director Nomination Committee, which is composed of two outside directors and one non-outside director, and an ESG Committee, which is composed of four outside directors and one non-outside director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	Under Korean law, we are not required to establish a compensation committee. Accordingly, we do not currently have a compensation committee, and our board of directors is directly responsible for matters relating to salaries and incentive compensation for our directors and executive officers.

Executive Session
Non-management directors of listed companies must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee composed of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three directors, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and key employees and an Employee Stock Ownership Plan, or ESOP.

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

LG DISPLAY CO., LTD. (Registrant)

/s/ HOYOUNG JEONG
(Signature)
Name:	Hoyoung Jeong
Title:	Representative Director, President and Chief Executive Officer

/s/ DONGHEE SUH
(Signature)
Name:	Donghee Suh
Title:	Senior Vice President and Chief Financial Officer

Date: April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (the Group) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

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

(i) Impairment test for Display CGU

As discussed in notes 3(k), 9 and 10 to the consolidated financial statements, the Group tests goodwill for impairment on an annual basis. As of December 31, 2020, non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~21,167,139 million. A large portion of the Group’s non-financial assets is related to the Display cash-generating unit (Display CGU) to which goodwill was allocated. The recoverable amount used by the Group in impairment assessment of the Display CGU is value in use based on discounted cash flow model.

We identified impairment assessment for Display CGU as a critical audit matter. Estimation of key assumptions used in impairment assessment involved significant measurement uncertainty and therefore involved a high degree challenging and complex auditor judgement. Specifically, revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate used to estimate value in use for impairment assessment of Display CGU were challenging to test as minor changes to those assumptions would have a significant effect on the results of the Group’s impairment assessment of Display CGU.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial assets impairment assessment process, including controls related to development of revenue and operating expenditures forecasts, terminal growth rate and discount rate assumptions for Display CGU. We compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast. We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors. We performed sensitivity analysis over the terminal growth rate and discount rate assumptions used to estimate value in use for impairment assessment of Display CGU to assess the impact of changes in those assumptions on the Group’s impairment assessment. We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

–	testing discount rate by comparing them against independently developed rate using publicly available market data for comparable entities; and

–	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports and industry reports.

(ii) Assessment of recognition of deferred tax assets

As discussed in notes 3(s) and 23 to the consolidated financial statements, the deferred tax assets arise primarily from the Group had ~~W~~2,264,147 million of deferred tax assets and ~~W~~230,768 million of unrecognized tax credit carryforwards, as of December 31, 2020, primarily related to Korea. The deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized.

We identified the assessment of the recognition of deferred tax assets as a critical audit matter. It involves high degree of subjective auditor judgment in assessing forecasted revenue, operating expenditures and subsidiaries’ dividend distribution which are the key assumptions in estimating future taxable income within the periods before the unused tax losses and tax credit carryforwards expire and the feasibility of planned tax strategies.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal control related to the Group’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year. We analyzed the Group’s estimates of future taxable income, including analyzing the Group’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the board of directors and historical performance. We compared the historical forecasts of taxable income to actual results to assess the Group’s ability to accurately forecast. We also evaluated the development of assumptions in determining subsidiaries’ dividend distribution based on the history of subsidiaries’ dividend distribution. We involved tax professionals with specialized skills and knowledge who assisted in assessing the feasibility of planned tax strategies when recognizing deferred tax assets.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2008.

Seoul, Korea

April 29, 2021

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2020

(In millions of won)	Note	December 31, 2019		December 31, 2020
Assets
Cash and cash equivalents	4, 25	~~W~~	3,336,003	4,218,099
Deposits in banks	4, 25		78,757	78,652
Trade accounts and notes receivable, net	5, 14, 25, 28		3,154,080	3,517,512
Other accounts receivable, net	5, 25		474,048	144,480
Other current financial assets	6, 25, 26		70,945	52,403
Inventories	7		2,051,155	2,170,656
Prepaid income taxes			114,143	114,202
Other current assets	5		969,184	803,466

Total current assets			10,248,315	11,099,470
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		109,611	114,551
Other non-current accounts receivable, net	5, 25		9,072	—
Other non-current financial assets	6, 25, 26		111,510	68,231
Property, plant and equipment, net	9, 16, 26		22,087,645	20,147,051
Intangible assets, net	10, 16		873,448	1,020,088
Deferred tax assets	23		1,727,122	2,273,677
Defined benefit assets, net	12		127,252	224,997
Other non-current assets			280,577	123,447

Total non-current assets			25,326,248	23,972,053

Total assets		~~W~~	35,574,563	35,071,523

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2020

(In millions of won)	Note	December 31, 2019		December 31, 2020
Liabilities
Trade accounts and notes payable	25, 28	~~W~~	2,618,261	3,779,290
Current financial liabilities	11, 25, 26		1,977,084	3,195,024
Other accounts payable	25		4,397,121	2,781,941
Accrued expenses			675,270	651,880
Income tax payable			120,034	25,004
Provisions	13		189,525	197,468
Advances received	14		925,662	333,821
Other current liabilities			82,019	42,520

Total current liabilities			10,984,976	11,006,948
Non-current financial liabilities	11, 25, 26		11,612,910	11,124,846
Non-current provisions	13		67,118	89,633
Defined benefit liabilities, net	12		1,338	1,498
Long-term advances received	14		320,582	—
Deferred tax liabilities	23		11,210	9,530
Other non-current liabilities			88,148	102,129

Total non-current liabilities			12,101,306	11,327,636

Total liabilities			23,086,282	22,334,584

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,503,312	7,524,297
Reserves	15		(203,021)	(163,446)

Total equity attributable to owners of the Controlling Company			11,340,483	11,401,043

Non-controlling interests			1,147,798	1,335,896

Total equity			12,488,281	12,736,939

Total liabilities and equity		~~W~~	35,574,563	35,071,523

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018, 2019 and 2020

(In millions of won, except earnings per share)	Note	2018		2019	2020
Revenue	16, 28	~~W~~	24,336,571	23,475,567	24,230,124
Cost of sales	7, 17, 28		(21,251,305)	(21,607,240)	(21,587,554)

Gross profit			3,085,266	1,868,327	2,642,570
Selling expenses	18		(834,062)	(1,057,753)	(817,611)
Administrative expenses	18		(938,214)	(947,978)	(755,340)
Research and development expenses			(1,221,198)	(1,221,978)	(1,098,736)
Other income	20		1,004,137	1,267,251	1,784,646
Other expenses	20		(1,115,233)	(3,097,743)	(1,999,280)
Finance income	21		254,131	276,732	438,786
Finance costs	21		(326,893)	(443,247)	(802,678)
Equity in income of equity accounted investees, net	8		700	12,147	12,545

Loss before income tax			(91,366)	(3,344,242)	(595,098)
Income tax expense (benefit)	22		88,077	(472,164)	(524,462)

Loss for the year			(179,443)	(2,872,078)	(70,636)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 22		5,690	128,640	148,436
Other comprehensive income from associates	8		20	238	39
Related income tax	12, 22		(1,169)	(35,235)	(38,032)

			4,541	93,643	110,443

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2018, 2019 and 2020

(In millions of won, except earnings per share)	Note	2018		2019	2020
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	21, 22	~~W~~	(19,987)	106,690	48,181
Other comprehensive income (loss) from associates	8, 22		37	3,925	(210)

			(19,950)	110,615	47,971
Other comprehensive income (loss) for the year, net of income tax			(15,409)	204,258	158,414

Total comprehensive income (loss) for the year		~~W~~	(194,852)	(2,667,820)	87,778

Profit (loss) attributable to:
Owners of the Controlling Company			(207,239)	(2,829,705)	(89,342)
Non-controlling interests			27,796	(42,373)	18,706

Loss for the year		~~W~~	(179,443)	(2,872,078)	(70,636)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(215,386)	(2,636,948)	59,730
Non-controlling interests			20,534	(30,872)	28,048

Total comprehensive income (loss) for the year		~~W~~	(194,852)	(2,667,820)	87,778

Loss per share (in won)
Basic and diluted loss per share	24	~~W~~	(579)	(7,908)	(250)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2019 and 2020

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018, 2019 and 2020

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(89,342)	—	(89,342)	18,706	(70,636)
Other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414

	~~W~~	—	—	21,101	38,629	59,730	28,048	87,778

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling Interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	7,524,297	(163,446)	11,401,043	1,335,896	12,736,939

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Cash flows from operating activities:
Loss for the year		~~W~~	(179,443)	(2,872,078)	(70,636)
Adjustments for:
Income tax expense (benefit)	22		88,077	(472,164)	(524,462)
Depreciation and amortization	9,10,17		3,554,565	3,695,051	4,134,843
Gain on foreign currency translation			(84,643)	(103,460)	(296,870)
Loss on foreign currency translation			138,452	171,966	217,287
Expenses related to defined benefit plans	12,19		179,880	162,997	160,669
Gain on disposal of property, plant and equipment			(6,620)	(35,788)	(37,835)
Loss on disposal of property, plant and equipment			15,048	40,897	60,294
Impairment loss on property, plant and equipment			43,601	1,550,430	38,494
Impairment loss on inventories			313,180	472,885	213,932
Bad debt expense (reversal)			(1,155)	(17)	587
Gain on disposal of intangible assets			(239)	(552)	(111)
Loss on disposal of intangible assets			—	139	368
Impairment loss on intangible assets			82	249,450	79,593
Reversal of impairment loss on intangible assets			(348)	(960)	(1,110)
Impairment loss on other assets			—	3,602	—
Gain on disposal of non-current assets held for sale			—	(8,353)	—
Expense on increase of provisions			234,928	419,720	308,334
Finance income			(101,313)	(186,707)	(331,723)
Finance costs			173,975	338,419	612,164
Equity in income of equity method accounted investees, net	8		(700)	(12,147)	(12,545)
Loss on liquidation of investments in subsidiaries			—	—	72,654
Other income			(3,310)	(20,416)	(11,485)
Other expenses			593	4,451	—

			4,364,610	3,397,365	4,612,442

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Changes in:
Trade accounts and notes receivable		~~W~~	1,306,118	(1,007,356)	(936,475)
Other accounts receivable			(56,870)	(49,443)	63,192
Inventories			(763,081)	159,474	(342,427)
Lease receivables			—	6,617	6,428
Other current assets			(249,968)	(288,770)	175,486
Other non-current assets			(61,164)	(38,608)	(58,641)
Trade accounts and notes payable			267,358	(394,564)	1,387,084
Other accounts payable			(111,053)	2,035,750	(1,152,786)
Accrued expenses			(194,394)	11,787	(9,704)
Provisions			(217,984)	(294,096)	(277,876)
Advances received			58,479	(242,365)	(408,900)
Other current liabilities			20,370	27,690	(40,200)
Defined benefit liabilities, net			(224,335)	(65,681)	(109,801)
Long-term advances received			948,276	63,672	—
Other non-current liabilities			24,510	7,045	12,973

Cash generated from operating activities			5,110,872	3,328,517	2,920,795
Income taxes paid			(486,549)	(252,812)	(156,997)
Interests received			71,819	47,276	75,424
Interests paid			(212,019)	(416,436)	(552,274)

Net cash provided by operating activities		~~W~~	4,484,123	2,706,545	2,286,948

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Cash flows from investing activities:
Dividends received		~~W~~	5,272	7,502	8,239
Increase in deposits in banks			(775,239)	(114,557)	(78,452)
Proceeds from withdrawal of deposits in banks			1,454,561	114,200	78,557
Acquisition of financial assets at fair value through profit or loss			(431)	(708)	(3,227)
Proceeds from disposal of financial asset at fair value through profit or loss			—	452	99
Acquisition of financial assets at fair value through other comprehensive income			—	(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	107	6
Acquisition of investments in equity accounted investees			(14,732)	—	—
Proceeds from disposal of investments in equity accounted investees			4,527	16,738	2,400
Acquisition of property, plant and equipment			(7,942,210)	(6,926,985)	(2,603,545)
Proceeds from disposal of property, plant and equipment			142,088	335,446	446,193
Acquisition of intangible assets			(480,607)	(540,996)	(353,313)
Proceeds from disposal of intangible assets			960	2,468	16,996
Government grants received			1,210	248,124	118,341
Proceeds from disposal of non-current assets held for sale			—	81,351	—
Receipt from settlement of derivatives			2,026	21,752	24,468
Increase in short-term loans			(7,700)	(8,725)	—
Proceeds from collection of short-term loans			15,968	19,881	13,720
Increase in long-term loans			(36,580)	(6,465)	—
Increase in deposits			(58,794)	(30,680)	(2,084)
Decrease in deposits			4,136	5,307	1,286
Proceeds from disposal of other assets			10,200	20,416	11,000

Net cash used in investing activities		~~W~~	(7,675,339)	(6,755,393)	(2,319,316)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Cash flows from financing activities:	27
Proceeds from short-term borrowings		~~W~~	552,164	1,841,008	2,238,806
Repayments of short-term borrowings			(552,884)	(1,154,911)	(2,506,420)
Proceeds from issuance of bonds			828,169	1,323,251	49,949
Proceeds from long-term borrowings			3,882,958	4,341,087	2,329,013
Repayments of current portion of long-term borrowings and bonds			(1,859,098)	(1,567,818)	(1,278,199)
Payment of lease liabilities			—	(64,570)	(62,200)
Capital contribution from non-controlling interests			331,603	276,396	172,966
Subsidiaries’ dividends distributed to non-controlling interests			(51,085)	(6,541)	(12,086)
Dividends paid			(178,908)	—	—

Net cash provided by financing activities			2,952,919	4,987,902	931,829

Net increase (decrease) in cash and cash equivalents			(238,297)	939,054	899,461
Cash and cash equivalents at January 1			2,602,560	2,365,022	3,336,003
Effect of exchange rate fluctuations on cash held			759	31,927	(17,365)

Cash and cash equivalents at December 31		~~W~~	2,365,022	3,336,003	4,218,099

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2020, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2020, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2020, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2020, there are 23,525,460 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	12
LG Display High-Tech (China) Co., Ltd.(*2)	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020, Continued

(*1)

For the year ended December 31, 2020, the Controlling Company contributed ~~W~~7,242 million in cash for the capital increase by LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)

For the year ended December 31, 2020, non-controlling shareholders contributed ~~W~~172,966 million in cash for the stocks issued by LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Group’s ownership percentage in LGDCO decreased from 75% to 70% as a result.

Meanwhile, the liquidation process of LG Display Poland Sp. z o.o., a subsidiary of the Controlling Company, was completed during the year ended December 31, 2020 and the Group reclassified the comprehensive loss amounting to ~~W~~72,654 million from foreign currency translation differences to profit or loss.

In addition to the above subsidiaries, the Group has invested ~~W~~11,300 million in MMT (Money Market Trust), which is controlled by the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

1.	Reporting Entity, Continued

(c)	Information of subsidiaries which have significant non-controlling interests as of and for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	31

Current assets	~~W~~	96,145	895,494
Non-current assets		1,625,717	2,363,336
Current liabilities		931,733	1,573,480
Non-current liabilities		793	634,764
Net assets		789,336	1,050,586
Book value of non-controlling interests		554,847	322,286

Revenue	~~W~~	2,573,254	—
Profit(Loss) for the year		106,269	(10,152)
Profit(Loss) attributable to non-controlling interests		31,881	(3,135)

Cash flows from operating activities	~~W~~	792,670	(263,300)
Cash flows from investing activities		(492,960)	(1,201,462)
Cash flows from financing activities		(573,701)	2,118,574
Effect of exchange rate fluctuations on cash held		4,019	(14,341)
Net increase (decrease) in cash and cash equivalents		(269,972)	639,471
Cash and cash equivalents at January 1		366,117	—
Cash and cash equivalents at December 31		96,145	639,471

Dividends distributed to non-controlling interests	~~W~~	53,107	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

1.	Reporting Entity, Continued

(In millions of won)
	2019
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	25

Current assets	~~W~~	817,702	1,022,736
Non-current assets		1,208,840	5,584,138
Current liabilities		327,049	1,248,446
Non-current liabilities		2,084	2,940,320
Net assets		1,697,409	2,418,108
Book value of non-controlling interests		509,718	603,799

Revenue	~~W~~	1,978,487	40,766
Profit(Loss) for the year		(164,764)	12,503
Profit(Loss) attributable to non-controlling interests		(49,429)	3,126

Cash flows from operating activities	~~W~~	427,324	(453,784)
Cash flows from investing activities		380,331	(3,520,965)
Cash flows from financing activities		(518,529)	3,487,367
Effect of exchange rate fluctuations on cash held		(3,077)	19,862
Net increase (decrease) in cash and cash equivalents		286,049	(467,520)
Cash and cash equivalents at January 1		96,145	639,471
Cash and cash equivalents at December 31		382,194	171,951

Dividends distributed to non-controlling interests	~~W~~	6,541	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

1.	Reporting Entity, Continued

(In millions of won)
	2020
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	~~W~~	1,573,028	1,544,816
Non-current assets		851,262	5,466,627
Current liabilities		326,785	1,588,688
Non-current liabilities		410,677	2,757,499
Net assets		1,686,828	2,665,256
Book value of non-controlling interests		498,084	798,190

Revenue	~~W~~	1,907,421	1,249,487
Profit(Loss) for the year		(12,279)	57,000
Profit(Loss) attributable to non-controlling interests		(3,684)	17,100

Cash flows from operating activities	~~W~~	138,692	142,648
Cash flows from investing activities		(686,387)	(849,577)
Cash flows from financing activities		436,936	826,940
Effect of exchange rate fluctuations on cash held		5,367	(1,501)
Net increase (decrease) in cash and cash equivalents		(105,392)	118,510
Cash and cash equivalents at January 1		382,194	171,951
Cash and cash equivalents at December 31		276,802	290,461

Dividends distributed to non-controlling interests	~~W~~	12,086	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Group’s management on April 22, 2021.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (note 3(f))

•	Impairment assessment of non-financial assets (notes 3(k), 10)

•	Deferred tax assets and liabilities (notes 3(s), 23)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (notes 3(m), 13)

•	Inventories (notes 3(e), 7)

•	Property, plant and equipment (note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (note 10)

•	Employee benefits (note 12)

•	Deferred tax assets and liabilities (note 23)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially applied IFRS 16, Leases, from January 1, 2019.

In application of IFRS 16, Leases, from January 1, 2019, the Group used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount as of January 1, 2019. Accordingly, the comparative financial information for the year ended December 31, 2018 are presented, as previously reported, under IAS 17 and relative interpretations. The disclosure requirements in IFRS 16 have not been applied to the comparative financial information for the year ended December 31, 2018. Details of the changes in accounting policies are disclosed below.

i)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease. For contracts entered into on or after January 1, 2019, the Group assesses whether a contract is or contains a lease based on the definition of a lease under IFRS 16 as described in note 3(l).

On adoption of IFRS 16, as of January 1, 2019, the Group applied the practical expedient to grandfather the assessment of which transactions are leases for then existing contracts. The Group applied IFRS 16 only to contracts that were previously identified as leases.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

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

Leases classified as operating lease under IAS 17

The Group classified its leases of buildings, vehicles, machinery, equipment and others as operating leases under IAS 17. On adoption of IFRS 16, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

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

The Group applied IFRS 15 to allocate consideration in the contracts to each lease and non-lease component.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with IAS 32 and IFRS 9. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other income (expenses) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

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

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

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

For the years ended December 31, 2018, 2019 and 2020

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

ii)	Financial assets: business model

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

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

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

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

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

iv)	Financial assets: Subsequent measurement and gains and losses

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

For the years ended December 31, 2018, 2019 and 2020

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

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

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

For the years ended December 31, 2018, 2019 and 2020

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

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

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

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

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

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

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

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

For the years ended December 31, 2018, 2019 and 2020

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

Estimated useful lives (years)
Intellectual property rights	5, 10(*1)
Rights to use electricity, water and gas supply facilities	10
Software	4(*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

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

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

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

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off

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

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Group applied IFRS 16 using the modified retrospective approach and therefore the comparative financial information as of and for the year ended December 31, 2018 is not restated and continues to be reported applying IAS 17 and IFRIC 4.

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

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

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

For the years ended December 31, 2018, 2019 and 2020

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contractg② Identifying performance obligations g③ Determining transaction priceg④ Allocating the transaction price to performance obligations g⑤ Recognizing revenue for performance obligations).

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

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 16 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax, Continued

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

(u)	New Standards and Amendments Not Yet Adopted

A number of amended standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these separate financial statements.

(i)

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases)

The amendments clarify the following accounting requirements according to market-wide reform of an interest rate:

•	application of practical expedient to account for a change in the basis;

•	temporary exceptions from applying specific hedge accounting requirements; and

•	additional disclosures related to interest rate benchmark reform.

This amendment is effective for annual periods beginning on January 1, 2021, with early adoption permitted, and they will generally be applied retrospectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(u)	New Standards and Amendments Not Yet Adopted, Continued

(ii)	COVID-19-Related Rent Concessions (Amendment to IFRS 16, Leases)

The amendment provides a practical expedient that permits a lessee not to assess whether rent concessions that occur as a direct consequence of the COVID-19 pandemic are lease modification if they meet the following conditions:

•	any reduction in lease payments affects only payments originally due on or before 30 June 2021;

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; and

•	there is no substantive change to other terms and conditions of the lease

This amendment is effective for annual periods beginning on January 1, 2021, with early adoption permitted, and they will generally be applied retrospectively.

(iii)	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16, Property, Plant and Equipment);

This amendment require an entity to recognize the proceeds from selling items produced in the manner intended by management (such as samples produced when testing whether the asset is functioning properly) and the cost of those items in profit or loss and prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an items of property, plant and equipment.

This amendment is effective for annual periods beginning on January 1, 2022, with early adoption permitted. Adoption of IAS 16 will be applied retrospectively only to items of property, plant and equipment brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendment.

(iv)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to IFRS 3, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in IFRS 3, Business Combinations, for liabilities and contingent liabilities that would be within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 21, Levies, to apply the recognition criteria specified in those standards.

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted, and they will be applied prospectively.

(v)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

3.	Summary of Significant Accounting Policies, Continued

(u)	New Standards and Amendments Not Yet Adopted, Continued

These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted, and they will be applied retrospectively.

(vi)	IFRS 17, Insurance Contracts and amendments to IFRS 17, Insurance Contracts

At initial recognition of insurance contact, an entity shall measure a group of insurance contract at the total of the fulfilment cash flows and the contractual service margin, unearned profit the entity will recognize as it provides insurance contract services. Insurance contract liability is adjusted reflecting the time value of money at the end of reporting period.

These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted, and they will generally be applied retrospectively.

(vii)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted, and they will be applied prospectively.

Above amended standards except for the amendments to IAS 16, Property, Plant and Equipment are not expected to have a significant impact on the Group’s consolidated financial statements. For the amendments to IAS 16, the Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of the amendments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2019 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Current assets
Cash and cash equivalents
Cash	~~W~~	375	156
Demand deposits		3,335,628	4,217,943

	~~W~~	3,336,003	4,218,099

Deposits in banks
Time deposits	~~W~~	1,500	1,800
Restricted deposits(*)		77,257	76,852

	~~W~~	78,757	78,652

Non-current assets
Deposits in banks
Restricted deposits(*)	~~W~~	11	11

	~~W~~	3,414,771	4,296,762

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets

(a)	Trade accounts and notes receivable as of December 31, 2019 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Due from third parties	~~W~~	2,576,391	3,054,471
Due from related parties		577,689	463,041

	~~W~~	3,154,080	3,517,512

(b)	Other accounts receivable as of December 31, 2019 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	463,614	140,616
Accrued income		10,434	3,864

	~~W~~	474,048	144,480

Non-current assets
Long-term non-trade receivables	~~W~~	9,072	—

	~~W~~	483,120	144,480

Due from related parties included in other accounts receivable, as of December 31, 2019 and 2020 are ~~W~~19,431 million and ~~W~~21,189 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2019 and December 31, 2020 are as follows:

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
Past due 1-15 days		34,626	3,512	(6)	(1)
Past due 16-30 days		—	598	—	(4)
Past due 31-60 days		—	61	—	—
Past due more than 60 days		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
Past due 1-15 days		1,638	1,023	—	(8)
Past due 16-30 days		30	522	—	—
Past due 31-60 days		—	782	—	(8)
Past due more than 60 days		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)	Trade accounts and notes receivable
	2018		2019	2020
Balance at the beginning of the year	~~W~~	1,632	477	460
(Reversal of) bad debt expense		(1,155)	(17)	587

Balance at the end of the year	~~W~~	477	460	1,047

(In millions of won)	Other accounts receivable
	2018		2019	2020
Balance at the beginning of the year	~~W~~	1,311	1,281	3,322
(Reversal of) bad debt expense		(30)	2,041	(480)
Write-off		—	—	(1,064)

Balance at the end of the year	~~W~~	1,281	3,322	1,778

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets, Continued

(d)	Other current assets as of December 31, 2019 and December 31, 2020 are as follows:

(In millions of won)	December 31, 2019		December 31, 2020
Advanced payments	~~W~~	6,203	34,808
Prepaid expenses		114,145	63,972
Value added tax refundable		826,730	693,623
Right to recover returned goods		22,106	11,063

	~~W~~	969,184	803,466

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

6.	Other Financial Assets

Other financial assets as of December 31, 2019 and 2020 are as follows:

(In millions of won)	December 31, 2019		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	34,036	9,252
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	6	24
Financial assets carried at amortized cost
Deposits	~~W~~	9,585	8,696
Short-term loans		21,623	28,491
Lease receivables		5,695	5,940

	~~W~~	36,903	43,127

	~~W~~	70,945	52,403

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	9,879	13,223
Convertible securities		1,544	2,377
Derivatives(*)		15,640	111

	~~W~~	27,063	15,711

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	70	48
Financial assets carried at amortized cost
Deposits	~~W~~	21,451	22,251
Long-term loans		40,827	13,899
Lease receivables		22,099	16,322

	~~W~~	84,377	52,472

	~~W~~	111,510	68,231

(*)	Represents valuation gain from cross currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

7.	Inventories

Inventories as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Finished goods	~~W~~	730,009	785,282
Work-in-process		756,744	733,071
Raw materials		405,854	491,432
Supplies		158,548	160,871

	~~W~~	2,051,155	2,170,656

For the years ended December 31, 2018, 2019 and 2020, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)
	2018		2019	2020
Inventories recognized as cost of sales	~~W~~	21,251,305	21,607,240	21,587,554
Including: inventory write-downs		313,180	472,885	213,932

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2018, 2019 and 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2019 and 2020 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2019			2020
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd. (*1)	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	50,697	40%	~~W~~	47,262
WooRee E&L Co., Ltd.(*2)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		7,310	14%		10,540
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		19,424	15%		24,493
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		19,929	14%		20,196
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH (*3)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		4,714	12%		2,609
Material Science Co., Ltd.(*4)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	2,354	10%	~~W~~	3,791
Nanosys Inc.(*5)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,183	3%		5,660

						~~W~~	109,611		~~W~~	114,551

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

8.	Investments in Equity Accounted Investees, Continued

(*1)	During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~433 million as finance income for the investments in Paju Electric Glass Co., Ltd.
(*2)	During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~2,905 million as finance income for the investments in WooRee E&L Co., Ltd.
(*3)

During 2020, the Controlling Company recognized an impairment loss of ~~W~~2,105 million as finance cost for the investments in Cynora GmbH. As of December 31, 2020, the Controlling Company’s ownership percentage in Cynora GmbH decreased from 12.2% to 11.6% as the Controlling Company did not participate in the rights issue.

(*4)	During 2020, the Controlling Company recognized an impairment loss of ~~W~~1,239 million as finance cost for the investments in Material Science Co., Ltd.
(*5)

During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~811 million as finance income for the investments in Nanosys Inc. As of December 31, 2020, the Controlling Company’s ownership percentage in Nanosys Inc. decreased from 4% to 3% as the Controlling Company did not participate in the rights issue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

8.	Investments in Equity Accounted Investees, Continued

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

As of December 31, 2020, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~10,540 million, ~~W~~26,700 million and ~~W~~17,180 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2018, 2019 and 2020 amounted to ~~W~~5,272 million, ~~W~~7,502 million and ~~W~~8,239 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

8.	Investments in Equity Accounted Investees, Continued

(b)

Summary of financial information of Paju Electric Glass Co., Ltd., a significant associate of the Group, as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 is as follows:

(In millions of won)	December 31, 2019		December 31, 2020
Total assets	~~W~~	195,815	204,880
Current assets		126,314	143,086
Non-current assets		69,501	61,794
Total liabilities		66,017	85,224
Current liabilities		51,625	64,921
Non-current liabilities		14,392	20,303

(In millions of won)	2018		2019	2020
Revenue	~~W~~	384,144	346,434	307,756
Profit for the year		12,744	13,672	9,615
Other comprehensive income (loss)		2,612	9,933	(409)
Total comprehensive income		15,356	23,605	9,206

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2019 and 2020 is as follows:

(i)	As of December 31, 2019

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	129,798	40%	51,919	—	(789)	(433)	50,697

(ii)	As of December 31, 2020

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	119,656	40%	47,862	—	(600)	—	47,262

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2019 and 2020 is as follows:

(i)	As of December 31, 2019

(In millions of won)
	Book value		Net profit of associates (applying ownership interest)
			Profit for the year	Other comprehensive income	Total comprehensive income
Other associates	~~W~~	58,914	6,756	190	6,946

(ii)	As of December 31, 2020

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit for the year	Other comprehensive loss	Total comprehensive income
Other associates	~~W~~	67,289	8,510	(7)	8,503

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2019 and 2020 are as follows:

(In millions of won)		2019
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income on investments	Other comprehensive income	Other loss	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,823	—	(6,057)	5,391	3,973	(433)	50,697
	Others		66,166	(9,807)	(1,445)	6,756	190	(2,946)	58,914

		~~W~~	113,989	(9,807)	(7,502)	12,147	4,163	(3,379)	109,611

(In millions of won)		2020
Company		January 1		Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	50,697	(7,739)	4,035	(164)	433	47,262
	Others		58,914	(500)	8,510	(7)	372	67,289

		~~W~~	109,611	(8,239)	12,545	(171)	805	114,551

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction - in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	142,040	633,220	60,518,509
Accumulated depreciation as of January 1, 2019		—	(2,991,445)	(34,817,982)	(692,372)	—	—	(368,983)	(38,870,782)
Accumulated impairment loss as of January 1, 2019		—	(1,706)	(28,001)	—	(17,890)	—	—	(47,597)

Book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	142,040	264,237	21,600,130

Additions		—	—	—	—	5,878,369	29,733	—	5,908,102
Depreciation		—	(302,157)	(2,609,205)	(66,592)	—	(51,063)	(239,762)	(3,268,779)
Disposals		(7,861)	(4,958)	(559,616)	(1,622)	—	(3,594)	(16,953)	(594,604)
Impairment loss (*2)		—	(125,687)	(1,212,215)	(8,278)	(171,439)	(4,302)	(28,509)	(1,550,430)
Others (*3)		68	1,064,123	6,958,793	70,140	(8,373,047)	—	279,923	—
Government grants received		—	(83,200)	(17,028)	—	(180,448)	—	—	(280,676)
Effect of movements in exchange rates		—	21,984	30,957	884	75,958	436	1,643	131,862

Book value as of December 31, 2019	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Acquisition cost as of December 31, 2019	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455

Accumulated depreciation as of December 31, 2019	~~W~~	—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display (AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,491,292 million (~~W~~1,369,371 million and ~~W~~121,921 million for Display (AD PO) and Lighting CGUs, respectively) were recognized as other expenses.

(*3)	Others are mainly transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2020	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455
Accumulated depreciation as of January 1, 2020		—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)
Accumulated impairment loss as of January 1, 2020		—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

Book value as of January 1, 2020	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Additions		—	—	—	—	2,098,911	51,754	—	2,150,665
Depreciation		—	(332,058)	(3,036,497)	(67,391)	—	(54,069)	(236,986)	(3,727,001)
Disposals		(11,266)	(31,936)	(117,538)	(2,963)	—	—	(38,345)	(202,048)
Impairment loss		—	1,074	(30,815)	8	(3,801)	—	(4,960)	(38,494)
Others (*2)		53	117,900	4,984,430	59,758	(5,481,494)	—	319,353	—
Government grants received		—	(12,647)	(93,825)	—	(11,869)	—	—	(118,341)
Effect of movements in exchange rates		—	(1,020)	(1,882)	(33)	(2,347)	(28)	(65)	(5,375)

Book value as of December 31, 2020	~~W~~	442,822	3,847,206	9,274,646	126,167	6,045,727	110,907	299,576	20,147,051

Acquisition cost as of December 31, 2020	~~W~~	442,822	7,420,854	48,174,525	735,329	6,122,364	184,036	1,021,641	64,101,571

Accumulated depreciation as of December 31, 2020	~~W~~	—	(3,457,052)	(37,582,109)	(600,912)	—	(69,130)	(697,134)	(42,406,337)

Accumulated impairment loss as of December 31, 2020	~~W~~	—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

(*1)	As of December 31, 2020, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Capitalized borrowing costs	~~W~~	146,607	283,525	191,876
Capitalization rate		2.80%	3.74%	4.14%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102
Accumulated amortization as of January 1, 2019		(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	846	—	90,369	—	—	—	3	119,615
Amortization (*1)		(42,550)	(82,016)	—	(297,959)	—	(2,637)	(1,108)	—	(2)	(426,272)
Disposals		—	(239)	(1,816)	—	—	—	—	—	—	(2,055)
Impairment loss (*3)(*4)		(29,152)	(8,905)	—	(131,713)	—	(21,685)	—	(57,995)	—	(249,450)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	111,359	—	—	(112,159)	—	—	—	—	(800)
Effect of movements in exchange rates		4,318	347	23	—	72	—	—	1,103	—	5,863

Book value as of December 31, 2019	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448

Acquisition cost as of December 31, 2019	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351

Accumulated amortization as of December 31, 2019	~~W~~	(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)

Accumulated impairment loss as of December 31, 2019	~~W~~	(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(*3)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~131,628 million (~~W~~26,284 and ~~W~~105,344 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other expenses. The impairment amount reduced the carrying amount of goodwill, customer relationships and others.

(*4)	The Group recognized an impairment loss amounting to ~~W~~117,822 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2020 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2020	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351
Accumulated amortization as of January 1, 2020		(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)
Accumulated impairment loss as of January 1, 2020		(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

Book value as of January 1, 2020	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448
Additions - internally developed		—	—	—	284,487	—	—	—	—	—	284,487
Additions - external purchases		291,405	27,789	—	—	51,520	—	—	—	3	370,717
Amortization (*1)		(42,205)	(86,466)	—	(278,799)	—	—	(369)	—	(3)	(407,842)
Disposals		—	—	(17,252)	—	—	—	—	—	—	(17,252)
Impairment loss (*3)		—	(675)	—	(78,918)	—	—	—	—	—	(79,593)
Reversal of impairment loss		—	—	1,110	—	—	—	—	—	—	1,110
Transfer from construction-in-progress		—	54,753	—	—	(54,753)	—	—	—	—	—
Effect of movements in exchange rates		(4,031)	887	(10)	—	55	—	—	(1,888)	—	(4,987)

Book value as of December 31, 2020	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088

Acquisition cost as of December 31, 2020	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316

Accumulated amortization as of December 31, 2020	~~W~~	(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)

Accumulated impairment loss as of December 31, 2020	~~W~~	(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~78,918 million for development projects which are not likely to generate revenue.

(c)	Development costs as of December 31, 2019 and 2020 are as follows:

(i)	As of December 31, 2019

(In millions of won and in years)
Classification	Product type	Book Value
Development completed	TV		~~W~~22,597
	IT		26,834
	Mobile		53,350

		~~W~~	102,781

Development in process	TV		~~W~~42,587
	IT		72,332
	Mobile		157,483

		~~W~~	272,402

		~~W~~	375,183

(ii)	As of December 31, 2020

(In millions of won and in years)
Classification	Product type	Book Value
Development completed	TV	~~W~~	20,803
	IT		51,784
	Mobile		33,097

		~~W~~	105,684

Development in process	TV	~~W~~	49,773
	IT		42,762
	Mobile		103,734

		~~W~~	196,269

		~~W~~	301,953

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment as of December 31, 2019

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

(*3)

As a result of impairment test, the carrying amount of Display (AD PO) CGU which produces plastic OLED mobile products and commenced mass production in 2019, exceeds the recoverable amount of ~~W~~1,729,209 million and an impairment loss of ~~W~~1,395,655 million was recognized as other expenses for the year ended December 31, 2019. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~259,221 million (15.0%). If the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~169,626 million (9.8%).

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(e)	Impairment assessment on CGU with allocated goodwill as of December 31, 2020

As of December 31, 2020, goodwill is allocated to the Group’s Display CGU which constitutes a large portion of the Group’s non-financial assets. The carrying amount of goodwill allocated to Display CGU as of December 31, 2020 is ~~W~~45,531 million.

The recoverable amount of Display CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future pre-tax cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. For Display CGU, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2020 are 1.0% and 7.0%, respectively.

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group.

As a result of impairment test the Display CGU, the recoverable amount exceeds the carrying amount by ~~W~~1,663,483 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. An increase in the discount rate by 0.68% or a decrease in terminal growth rate by 0.66% would result in the estimated recoverable amount to be equal to the carrying amount of the CGU.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Current
Short-term borrowings	~~W~~	696,793	394,906
Current portion of long-term borrowings and bonds		1,242,904	2,705,709
Derivatives(*)		—	58,875
Lease liabilities		37,387	35,534

	~~W~~	1,977,084	3,195,024

Non-current
Won denominated borrowings	~~W~~	2,692,560	2,435,000
Foreign currency denominated borrowings		6,107,117	6,584,658
Bonds		2,741,516	1,948,541
Derivatives(*)		20,592	108,750
Lease liabilities		51,125	47,897

	~~W~~	11,612,910	11,124,846

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2019 and 2020 are as follows.

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2019		December 31, 2020
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	347,340		326,400
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		61,613		68,506
Standard Chartered Bank (China) Limited and others	—		287,840		—

Foreign currency equivalent		USD	353	USD	363
		CNY	1,737		—

		~~W~~	696,793		394,906

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2019 and 2020 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2019		December 31, 2020
Woori Bank	2.75	~~W~~	608	60
Korea Development Bank and others	CD rate (91 days) + 1.00~1.60, 2.21~3.40		3,330,000	3,272,500
Less current portion of long-term borrowings			(638,048)	(837,560)

		~~W~~	2,692,560	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2019 and 2020 are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2019		December 31, 2020
The Export-Import Bank of Korea and others	3ML + 0.75~2.40 6ML + 1.25~1.35	~~W~~	1,696,177		1,680,960
China Construction Bank and others	USD: 3ML+0.65~1.43 CNY: LPR(5Y) + 0.44, LPR(1Y) -0.15~+0.50, 4.70		4,606,094		5,948,472

Foreign currency equivalent		USD	2,767	USD	2,742
		CNY	18,699	CNY	27,825
Less current portion of long-term borrowings		~~W~~	(195,154)		(1,044,774)

		~~W~~	6,107,117		6,584,658

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2019 and 2020 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2020 (%)	December 31, 2019		December 31, 2020
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2021 ~ February 2024	1.95~2.95	~~W~~	1,730,000		1,320,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		110,000		160,000
Less discount on bonds				(3,404)		(1,798)
Less current portion				(409,702)		(499,796)

			~~W~~	1,426,894		978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	347,340		326,400
Privately issued bonds	April 2023	3ML + 1.47		115,780		108,800
Foreign currency equivalent			USD	400	USD	400
Less discount on bonds				(6,883)		(3,161)
Less current portion				—		(323,579)

			~~W~~	456,237		108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	858,385		861,675
Foreign currency equivalent			USD	741	USD	792

			~~W~~	2,741,516		1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of December 31, 2020 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption	1. Redemption at maturity : Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption :

The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2020 is as follows:

(In won and No. of shares)
	December 31, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

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

(a)	Net defined benefit liabilities (defined benefit plan assets) recognized as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,481,339	1,397,542
Fair value of plan assets		(1,607,253)	(1,621,041)

	~~W~~	(125,914)	(223,499)

Defined benefit liabilities, net	~~W~~	1,338	1,498
Defined benefit plan assets, net	~~W~~	127,252	224,997

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2019 and 2020 are as follows:

(In millions of won)
	2019		2020
Defined benefit obligations at January 1	~~W~~	1,595,423	1,481,339
Current service cost		194,469	163,652
Past service cost		(32,006)	—
Interest cost		42,360	35,614
Remeasurements (before tax)		(137,464)	(155,700)
Benefit payments		(95,675)	(124,701)
Curtailment of plans		(80,470)	—
Net transfers from (to) related parties		(5,349)	(2,645)
Others		51	(17)

Defined benefit obligations at December 31	~~W~~	1,481,339	1,397,542

Weighted average remaining maturity of defined benefit obligations as of December 31, 2019 and 2020 are 15.12 years and 15.06 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2019 and 2020 are as follows:

(In millions of won)
	2019		2020
Fair value of plan assets at January 1	~~W~~	1,550,063	1,607,253
Expected return on plan assets		41,826	38,597
Remeasurements (before tax)		(8,824)	(7,264)
Contributions by employer directly to plan assets		186,641	101,462
Benefit payments		(82,266)	(119,007)
Net transfers from (to) related parties		280	—
Curtailment of plans		(80,467)	—

Fair value of plan assets at December 31	~~W~~	1,607,253	1,621,041

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

12.	Employee Benefits, Continued

(d)	Plan assets as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,607,253	1,621,041

As of December 31, 2020, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Current service cost	~~W~~	204,668	194,469	163,652
Past service cost		(25,749)	(32,006)	—
Net interest cost		961	534	(2,983)

	~~W~~	179,880	162,997	160,669

Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)
	2018		2019	2020
Cost of sales	~~W~~	134,879	119,147	122,369
Selling expenses		11,045	10,600	8,505
Administrative expenses		19,472	18,360	17,875
Research and development expenses		14,484	14,890	11,920

	~~W~~	179,880	162,997	160,669

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)	2018		2019	2020
Balance at January 1	~~W~~	(170,510)	(165,969)	(72,326)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		56,225	43,644	36,769
Demographic assumptions		(15,379)	(19,952)	(2,584)
Financial assumptions		(12,961)	113,772	121,515
Return on plan assets		(22,195)	(8,824)	(7,264)
Group’s share of associates regarding remeasurements		20	238	39

	~~W~~	5,710	128,878	148,475

Income tax	~~W~~	(1,169)	(35,235)	(38,032)

Balance at December 31	~~W~~	(165,969)	(72,326)	38,117

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2019 and 2020 (expressed as weighted averages) are as follows:

	2019	2020
Expected rate of salary increase	3.4%	2.9%
Discount rate for defined benefit obligations	2.4%	2.6%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2019	December 31, 2020
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2020:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(182,556)	221,953
Expected rate of salary increase		218,924	(183,720)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

13.	Provisions

(a)	Changes in provisions for the year ended December 31, 2019 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	122,088	8,930	131,018
Additions		3,073	418,942	17,451	439,466
Usage		(3,073)	(310,768)	—	(313,841)

Balance at December 31, 2019	~~W~~	—	230,262	26,381	256,643

Current	~~W~~	—	163,144	26,381	189,525
Non-current	~~W~~	—	67,118	—	67,118

(b)	Changes in provisions for the year ended December 31, 2020 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	230,262	26,381	256,643
Additions (reversal)		309,112	(10,697)	298,415
Usage		(267,179)	(778)	(267,957)

Balance at December 31, 2020	~~W~~	272,195	14,906	287,101

Current	~~W~~	182,562	14,906	197,468
Non-current	~~W~~	89,633	—	89,633

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2020, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Controlling Company and television manufacturers. The actions in the United States and Germany also included the Controlling Company’s subsidiaries, LG Display America, Inc. and LG Display Germany GmbH, as defendants, respectively. In December 2020, the parties have reached an agreement to amicably settle all claims and, subsequently, all patent infringement actions have been formally dismissed.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,115 million (~~W~~1,213,120 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2020, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold, but not yet due, accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW USD	90,000 60	90,000 65,280	USD	— 30	— 32,657
	Sumitomo Mitsui Banking Corporation	USD	20	21,760		—	—
	MUFG Bank	KRW	17,000	17,000		—	—
		USD	160	174,080	USD	25	27,050
	BNP Paribas	USD	125	136,000	USD	25	27,249
	ING Bank	USD	90	97,920		—	—

		USD	455		USD	80
		KRW	107,000	602,040		—	86,956

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	326,400		—	—
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	16,320		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	76,160		—	—
	KGI Bank Co., Ltd.	USD	30	32,640		—	—
LG Display Germany GmbH	BNP Paribas	USD	75	81,600	USD	75	81,551
	DZ Bank AG	USD	7	8,051	USD	7	8,051
LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	435,200	USD	300	326,399
	Standard Chartered Bank	USD	600	652,800	USD	318	345,658
	Sumitomo Mitsui Banking Corporation	USD	200	217,600	USD	20	21,760
LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD	120	130,560		—	—

		USD	1,817	1,977,331	USD	720	783,419

		USD	2,272		USD	800
		KRW	107,000	2,579,371		—	870,375

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2020, the Controlling Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount		KRW equivalent
KEB Hana Bank	USD	150	~~W~~	163,200
Sumitomo Mitsui Banking Corporation	USD	50		54,400
Industrial Bank of Korea	USD	100		108,800
Industrial and Commercial Bank of China	USD	200		217,600
Shinhan Bank	USD	200		217,600
KB Kookmin Bank	USD	100		108,800
MUFG Bank	USD	100		108,800
The Export–Import Bank of Korea	USD	200		217,600

	USD	1,100	~~W~~	1,196,800

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~332,724 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,176 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 644 million (~~W~~107,522 million), JPY 900 million (~~W~~9,488 million), EUR 2.5 million (~~W~~3,346 million), VND 49,694 million (~~W~~2,341 million) and USD 0.5 million (~~W~~544 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2020, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2020.

Long-term supply agreement

As of December 31, 2020, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 200 million (~~W~~217,600 million) in advances received. The advances received are offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

14.	Contingent Liabilities and Commitments, Continued

Pledged Assets

In connection with the borrowings amounting to CNY 19,320 million (~~W~~3,225,667 million) from China Construction Bank and others, as of December 31, 2020, the Group is providing its property, plant and equipment with carrying amount of ~~W~~651,466 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2019 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2020.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Foreign currency translation differences for foreign operations	~~W~~	(178,452)	(138,667)
Other comprehensive loss from associates		(24,569)	(24,779)

	~~W~~	(203,021)	(163,446)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

15.	Capital and Reserves, Continued

The movement in reserves for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2018	~~W~~	(259,749)	(28,531)	(288,280)
Change in reserves		(12,725)	37	(12,688)

December 31, 2018		(272,474)	(28,494)	(300,968)

January 1, 2019		(272,474)	(28,494)	(300,968)
Change in reserves		94,022	3,925	97,947

December 31, 2019		(178,452)	(24,569)	(203,021)

January 1, 2020		(178,452)	(24,569)	(203,021)
Change in reserves		39,785	(210)	39,575

December 31, 2020		(138,667)	(24,779)	(163,446)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

16.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of customers for the years ended December 31, 2018, 2019 and 2020.

(a)	Revenue by geography

(In millions of won)
	2018		2019	2020
Domestic	~~W~~	1,589,452	1,264,639	905,760
Foreign
China		15,242,533	15,432,503	16,677,420
Asia (excluding China)		2,481,112	2,404,739	2,295,727
United States		2,462,918	1,940,321	2,060,656
Europe (excluding Poland)		1,496,138	1,475,942	1,215,461
Poland		1,064,418	957,423	1,075,100

	~~W~~	22,747,119	22,210,928	23,324,364

	~~W~~	24,336,571	23,475,567	24,230,124

Sales to Company A and Company B amount to ~~W~~10,380,138 million and ~~W~~4,229,781 million, respectively, for the year ended December 31, 2020 (2018: ~~W~~7,262,255 million and ~~W~~5,171,354 million, 2019: ~~W~~8,494,720 million and ~~W~~4,501,790 million). The Group’s top ten end-brand customers together accounted for 85% of sales for the year ended December 31, 2020 (2018: 77%, 2019: 80%).

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2019			December 31, 2020
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,764,240	708,047	11,736,856	874,849
Foreign
China		7,391,279	34,337	6,731,052	39,396
Vietnam		1,923,764	7,630	1,663,807	7,688
Others		8,362	123,434	15,336	98,155

	~~W~~	9,323,405	165,401	8,410,195	145,239

	~~W~~	22,087,645	873,448	20,147,051	1,020,088

(c)	Revenue by product and services

(In millions of won)
	2018		2019	2020
TV	~~W~~	9,727,260	7,998,137	6,706,217
IT (*)		8,867,679	9,062,774	10,120,668
Mobile and others		5,741,632	6,414,656	7,403,239

	~~W~~	24,336,571	23,475,567	24,230,124

(*)

IT consists of Monitor, Notebook and Tablet products and revenue by products and services for the years ended December 31, 2018 and 2019 are reclassified according to classification for the year ended December 31, 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

17.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Changes in inventories	~~W~~	(341,120)	640,048	(119,501)
Purchases of raw materials, merchandise and others		12,863,812	12,580,796	12,597,032
Depreciation and amortization		3,554,565	3,695,051	4,134,843
Outsourcing		825,393	865,935	988,899
Labor		3,222,110	3,072,877	2,866,055
Supplies and others		1,010,352	813,262	900,019
Utility		899,075	896,112	885,972
Fees and commissions		722,134	695,245	679,475
Shipping		240,288	196,002	184,105
Advertising		112,400	193,436	113,547
Warranty		234,928	418,942	309,113
Travel		104,009	95,074	61,520
Taxes and dues		123,210	109,473	141,669
Impairment loss on property, plant, and equipment		43,601	1,550,430	38,494
Impairment loss on intangible assets		82	249,450	79,593
Others		713,990	625,504	666,983

	~~W~~	24,328,829	26,697,637	24,527,818

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2018, 2019, and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Salaries(*)	~~W~~	500,610	514,736	294,055
Expenses related to defined benefit plans		30,724	29,018	26,449
Other employee benefits		90,348	77,690	68,402
Shipping		200,434	162,509	147,711
Fees and commissions		221,050	219,784	221,922
Depreciation		174,575	225,909	215,479
Taxes and dues		65,621	49,826	82,708
Advertising		112,400	193,436	113,547
Warranty		234,928	418,942	309,113
Rent		26,691	2,887	2,008
Insurance		11,584	11,386	12,985
Travel		24,659	23,594	8,296
Training		13,309	12,215	8,463
Others		65,343	63,799	61,813

	~~W~~	1,772,276	2,005,731	1,572,951

(*)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2019, 2019 and 2020 amount to ~~W~~184,941 million, ~~W~~218,826 million and ~~W~~1,417 million, respectively.

19.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Salaries and wages	~~W~~	2,720,014	2,553,485	2,326,792
Other employee benefits		500,169	473,916	444,090
Contributions to National Pension plan		75,668	73,148	67,241
Expenses related to defined benefit plans and defined contribution plans(*)		180,737	163,757	161,285

	~~W~~	3,476,588	3,264,306	2,999,408

(*)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2018, 2019 and 2020 amount to ~~W~~857 million, ~~W~~760 million and ~~W~~616 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

20.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Foreign currency gain	~~W~~	970,306	1,174,376	1,688,838
Gain on disposal of property, plant and equipment		6,620	35,788	37,835
Gain on disposal of intangible assets		239	552	111
Reversal of impairment loss on intangible assets		348	960	1,110
Rental income		3,584	3,098	3,629
Gain on disposal of non-current assets held for sales		—	8,353	—
Others		23,040	44,124	53,123

	~~W~~	1,004,137	1,267,251	1,784,646

(b)	Details of other expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Foreign currency loss	~~W~~	1,030,084	1,235,054	1,730,703
Other bad debt expenses		4	1,379	—
Loss on disposal of property, plant and equipment		15,048	40,897	60,294
Impairment loss on property, plant and equipment		43,601	1,550,430	38,494
Loss on disposal of intangible assets		—	139	368
Impairment loss on intangible assets		82	249,450	79,593
Donations		7,698	693	934
Loss on liquidation of investments in subsidiaries		—	—	72,654
Others		18,716	19,701	16,240

	~~W~~	1,115,233	3,097,743	1,999,280

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

21.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Finance income
Interest income	~~W~~	69,020	53,378	69,651
Foreign currency gain		160,989	135,006	336,155
Gain on disposal of investments in equity accounted investees		—	4,531	—
Reversal of impairment loss on investments in equity accounted investees		802	1,744	4,149
Gain on transaction of derivatives		2,075	21,752	24,759
Gain on valuation of derivatives		13,059	59,781	—
Gain on disposal of financial assets at fair value through profit or loss		—	138	—
Gain on valuation of financial assets at fair value through profit or loss		8,186	402	4,072

	~~W~~	254,131	276,732	438,786

Finance costs
Interest expense	~~W~~	80,517	172,750	370,479
Foreign currency loss		184,309	154,421	194,384
Loss on disposal of investments in equity accounted investees		595	—	—
Impairment loss on investments in equity accounted investees		17,397	5,123	3,344
Loss on repayment of borrowings		—	—	794
Loss on sale of trade accounts and notes receivable		13,361	19,728	5,258
Loss on transaction of derivatives		49	—	291
Loss on valuation of derivatives		26,600	17,999	187,344
Loss on valuation of financial assets at fair value through profit or loss		225	4,630	2,311
Loss on valuation of financial liabilities at fair value through profit or loss		—	56,384	36,798
Others		3,840	12,212	1,675

	~~W~~	326,893	443,247	802,678

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

21.	Finance Income and Finance Costs, Continued

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Foreign currency translation differences for foreign operations	~~W~~	(19,987)	106,690	48,181

Finance income (costs) recognized in other comprehensive income (loss) after tax	~~W~~	(19,987)	106,690	48,181

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Current tax expense (benefit)
Current year	~~W~~	167,394	193,691	117,215
Adjustment for prior years		82,225	(35,787)	(55,410)

	~~W~~	249,619	157,904	61,805

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(226,360)	(963,385)	(319,496)
Change in unrecognized deferred tax assets(*)		64,818	333,317	(266,771)

	~~W~~	(161,542)	(630,068)	(586,267)

Income tax expense (benefit)	~~W~~	88,077	(472,164)	(524,462)

(*)

Change in unrecognized deferred tax assets in 2020 consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws in 2020 (extension of tax credit carryforward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credit carry forwards.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

22.	Income Tax Expense (Benefit), Continued

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2018, 2019, and 2020 are as follows:

(In millions of won)
	2018
	Before tax		Tax benefit	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	5,690	(1,169)	4,521
Foreign currency translation differences for foreign operations		(19,987)	—	(19,987)
Change in equity of equity method investee		57	—	57

	~~W~~	(14,240)	(1,169)	(15,409)

(In millions of won)
	2019
	Before tax		Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	128,640	(35,235)	93,405
Foreign currency translation differences for foreign operations		106,690	—	106,690
Change in equity of equity method investee		4,163	—	4,163

	~~W~~	239,493	(35,235)	204,258

(In millions of won)
	2020
	Before tax		Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	148,436	(38,032)	110,404
Foreign currency translation differences for foreign operations		48,181	—	48,181
Change in equity of equity method investee		(171)	—	(171)

	~~W~~	196,446	(38,032)	158,414

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

22.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2018, 2019, and 2020 is as follows:

(In millions of won)
	2018			2019		2020
Loss before income tax	~~W~~		(91,366)		(3,344,242)		(595,098)

Income tax expense (benefit) using the statutory tax rate of each country		(33.60%)	30,695	23.94%	(800,660)	31.55%	(187,754)
Non-deductible expenses		(40.07%)	36,608	(0.95%)	31,649	(2.32%)	13,789
Tax credits		117.27%	(107,146)	1.47%	(49,269)	12.61%	(75,051)
Change in unrecognized deferred tax assets(*1)		(70.94%)	64,818	(9.97%)	333,318	44.83%	(266,771)
Adjustment for prior years(*2)		(90.00%)	82,225	1.07%	(35,787)	9.31%	(55,410)
Effect on change in tax rate		15.68%	(14,326)	(0.40%)	13,353	(1.24%)	7,386
Others		5.25%	(4,797)	(1.05%)	35,232	(6.61%)	39,349

Income tax expense (benefit)	~~W~~		88,077		(472,164)		(524,462)

Effective tax rate			(*3)		(*3)		(*3)

(*1)

Change in unrecognized deferred tax assets in 2020 consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws in 2020 (extension of tax credit carryforward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credit carryforwards.

(*2)	Adjustment for prior years in 2020 consist of additional use of tax credits in amended tax returns and others.
(*3)	Actual effective tax rate is not calculated due to loss before income tax.

(d)	Tax uncertainties

In 2019, additional taxes were imposed from tax authorities of China in relation to transfer price investigations conducted in subsidiaries located in China, The mutual agreement procedures for elimination of double taxation between tax authorities of the Republic of Korea and China are in progress from 2019 in order for the Group to receive tax refunds from the tax authority of the Republic of Korea. During the year ended December 31, 2019, the Group recognized current tax assets of ~~W~~109,222 million in connection with the above and there is no change for the year ended December 31, 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

23.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2020, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~96,405 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration and planned tax strategies are realizable. As of December 31, 2020, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030
Tax credit carryforwards	~~W~~	230,768	10,278	48,578	48,293	82,707	40,912

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

23.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2019		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(4,364)	(13)	(4,364)	(13)
Inventories, net		89,522	60,539	—	—	89,522	60,539
Defined benefit liabilities, net			—	—	(35,617)	—	(35,617)
Investments in subsidiaries and associates		—	—	(20,015)	(79,301)	(20,015)	(79,301)
Accrued expenses		131,196	123,106	—	—	131,196	123,106
Property, plant and equipment		691,599	669,449	(21,690)	(63,971)	669,909	605,478
Intangible assets		21,886	19,469	(10,759)	(8,000)	11,127	11,469
Provisions		59,875	63,943	(4,446)	—	55,429	63,943
Other temporary differences		137,667	173,166	(328)	(3,601)	137,339	169,565
Tax loss carryforwards		607,432	953,209	—	—	607,432	953,209
Tax credit carryforwards		38,337	391,769	—	—	38,337	391,769

Deferred tax assets (liabilities)	~~W~~	1,777,514	2,454,650	(61,602)	(190,503)	1,715,912	2,264,147

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2019 and 2020 are as follows:

(In millions of won)	January 1, 2019		Profit or loss	Other comprehensive loss	December 31, 2019	Profit or loss	Other comprehensive loss	December 31, 2020
Other accounts receivable, net	~~W~~	(1,013)	(3,351)	—	(4,364)	4,351	—	(13)
Inventories, net		60,606	28,916	—	89,522	(28,983)	—	60,539
Defined benefit liabilities, net		—	35,235	(35,235)	—	2,415	(38,032)	(35,617)
Subsidiaries and associates		13,404	(33,419)	—	(20,015)	(59,286)	—	(79,301)
Accrued expenses		126,072	5,124	—	131,196	(8,090)	—	123,106
Property, plant and equipment		444,226	225,683	—	669,909	(64,431)	—	605,478
Intangible assets		(11,120)	22,247	—	11,127	342	—	11,469
Provisions		32,468	22,961	—	55,429	8,514	—	63,943
Gain or loss on foreign currency translation, net		13	(13)	—	—	—	—	—
Other temporary differences		13,185	124,154	—	137,339	32,226	—	169,565
Tax loss carryforwards		134,845	472,587	—	607,432	345,777	—	953,209
Tax credit carryforwards		308,393	(270,056)	—	38,337	353,432	—	391,769

Deferred tax assets (liabilities)	~~W~~	1,121,079	630,068	(35,235)	1,715,912	586,267	(38,032)	2,264,147

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

24.	Loss Per Share Attributable to Owners of the Controlling Company

(a)	Basic loss per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In won and No. of shares)
	2018		2019	2020
Loss attributable to owners of the Controlling Company	~~W~~	(207,239,484,774)	(2,829,705,069,665)	(89,342,064,677)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Basic loss per share	~~W~~	(579)	(7,908)	(250)

For the years ended December 31, 2018, 2019 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)

The Controlling Company issued the convertible bonds on August 22, 2019. Diluted loss per share is not different from basic loss per share due to loss for the years ended December 31, 2019 and 2020. As of December 31, 2020, 40,988,998 shares of potential common stock were excluded from the calculation of weighted-average number of common stocks due to antidilution.

25.	Financial Risk Management

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

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into cross currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2019 and 2020 are as follows:

(In millions)	December 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivables	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Cross currency interest rate swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

(In millions)	December 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Non-trade receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2018, 2019 and 2020 and the exchange rates at December 31, 2019 and 2020 are as follows:

(In won)
	Average rate				Reporting date spot rate
	2018		2019	2020	December 31, 2019	December 31, 2020
USD	~~W~~	1,100.21	1,165.46	1,180.46	1,157.80	1,088.00
JPY		9.96	10.70	11.05	10.63	10.54
CNY		166.41	168.56	170.90	165.74	166.96
TWD		36.51	37.74	40.07	38.48	38.67
EUR		1,298.53	1,304.52	1,345.71	1,297.43	1,338.24
PLN		304.87	303.62	302.95	304.87	292.02
VND		0.0478	0.0502	0.0508	0.0500	0.0471
GBP		1,100.30	1,487.46	1,513.48	1,420.32	1,482.40

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2019 and 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)
	December 31, 2019			December 31, 2020
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	23,570	105,398	12,438	73,186
JPY (5 percent weakening)		(8,397)	(6,418)	(6,250)	(5,194)
CNY (5 percent weakening)		(92,454)	11	(147,294)	93
TWD (5 percent weakening)		772	—	75	—
EUR (5 percent weakening)		221	(278)	250	377
PLN (5 percent weakening)		8,036	28	43	43
VND (5 percent weakening)		(1,871)	(1,871)	(2,230)	(2,230)
GBP (5 percent weakening)		—	—	(107)	(107)

A stronger won against the above currencies as of December 31, 2019 and 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rates and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,925 million (~~W~~2,094,400 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2019 and 2020 is as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	3,414,838	4,296,823
Financial liabilities		(6,066,554)	(5,875,729)

	~~W~~	(2,651,716)	(1,578,906)

Variable rate instruments
Financial liabilities	~~W~~	(7,414,336)	(8,193,085)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2019 and 2020 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2019
Variable rate instruments(*)	~~W~~	(38,774)	38,774	(38,774)	38,774

December 31, 2020
Variable rate instruments(*)	~~W~~	(45,352)	45,352	(45,352)	45,352

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

(b)	Credit risk

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

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,336,003	4,217,943
Deposits in banks		78,768	78,663
Trade accounts and notes receivable, net		3,154,080	3,517,512
Non-trade receivables		463,614	140,616
Accrued income		10,434	3,864
Deposits		31,036	30,947
Short-term loans		21,623	28,491
Long-term loans		40,827	13,899
Long-term non-trade receivables		9,072	—
Lease receivables		27,794	22,262

	~~W~~	7,173,251	8,054,197

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,544	2,377
Derivatives		49,676	9,363

	~~W~~	51,220	11,740

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	72

	~~W~~	7,224,547	8,066,009

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2020.

(In millions of won)
			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,296,898	12,201,452	1,672,931	942,835	2,753,807	6,375,984	455,895
Bonds		2,771,916	2,786,822	327,489	551,540	1,379,750	435,757	92,286
Trade accounts and notes payable		3,779,290	3,779,290	3,660,788	118,502	—	—	—
Other accounts payable		1,703,791	1,703,791	1,703,791	—	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,078,150	1,078,150	473,511	604,639	—	—	—
Long-term other accounts payable		30	30	—	—	30	—	—
Security deposits received		12,539	12,539	—	1,430	10,920	189	—
Lease liabilities		83,431	90,132	25,150	14,284	19,779	22,181	8,738
Derivative financial liabilities
Derivatives	~~W~~	167,625	153,487	26,332	22,861	39,277	65,017	—

	~~W~~	20,893,670	21,805,693	7,889,992	2,256,091	4,203,563	6,899,128	556,919

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2020 is as follows:

(In millions of won)
	January 1, 2020		Change (Cash flows from operation activities)	December 31, 2020
Other accounts payable (enterprise procurement cards)	~~W~~	2,353,355	(1,275,205)	1,078,150

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

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

(In millions of won)
	December 31, 2019		December 31, 2020
Total liabilities	~~W~~	23,086,282	22,334,584
Total equity		12,488,281	12,736,939
Cash and deposits in banks (*1)		3,414,760	4,296,751
Borrowings (including bonds)		13,480,889	14,068,814
Total liabilities to equity ratio		185%	175%
Net borrowings to equity ratio (*2)		81%	77%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

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

iii)	Investments in equity and debt instruments

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	December 31, 2019			December 31, 2020
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,336,003	(*)	4,218,099	(*)
Deposits in banks		78,768	(*)	78,663	(*)
Trade accounts and notes receivable		3,154,080	(*)	3,517,512	(*)
Non-trade receivables		463,614	(*)	140,616	(*)
Accrued income		10,434	(*)	3,864	(*)
Deposits		31,036	(*)	30,947	(*)
Short-term loans		21,623	(*)	28,491	(*)
Long-term loans		40,827	(*)	13,899	(*)
Long-term non-trade receivables		9,072	(*)	—	(*)
Lease receivables		27,794	(*)	22,262	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	9,879	9,879	13,223	13,223
Convertible securities		1,544	1,544	2,377	2,377
Derivatives		49,676	49,676	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	76	72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	20,592	20,592	167,625	167,625
Convertible bonds		858,385	858,385	861,675	861,675
Financial liabilities carried at amortized cost
Borrowings	~~W~~	10,329,671	10,394,498	11,296,898	11,328,418
Bonds		2,292,833	2,345,867	1,910,241	1,923,517
Trade accounts and notes payable		2,618,261	(*)	3,779,290	(*)
Other accounts payable		4,397,121	(*)	2,781,941	(*)
Long-term other accounts payable		1,069	(*)	30	(*)
Security deposits received		11,000	(*)	12,539	(*)
Lease liabilities		88,512	(*)	83,431	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.
.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2019 and 2020 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2019
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible securities		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

(In millions of won)
	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible securities		—	—	2,377	2,377
Derivatives		—	—	9,363	9,363
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2019 and December 31, 2020 are as follows:

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2019 and 2020 are as follows:

	December 31, 2019	December 31, 2020
Borrowings, bonds and others	1.87~3.56%	2.15~4.46%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

26.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment as of December 31, 2019 and 2020 (see note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2019 and 2020 are as follows:

(In millions of won)
	2019
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	75,777	53,960	1,111	10,800	392	142,040
Addition		19,743	1,890	2,882	4,971	247	29,733
Depreciation		(39,376)	(2,272)	(1,305)	(7,760)	(350)	(51,063)
Derecognition of right-of-use assets		(3,056)	—	(538)	—	—	(3,594)
Impairment		(248)	(3,833)	(20)	(193)	(8)	(4,302)
Gain or loss on foreign currency translation		373	9	17	30	7	436

Balance at December 31, 2019	~~W~~	53,213	49,754	2,147	7,848	288	113,250

(In millions of won)
	2020
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2020	~~W~~	53,213	49,754	2,147	7,848	288	113,250
Additions		44,900	607	1,197	4,459	591	51,754
Depreciation		(42,923)	(2,947)	(1,485)	(6,336)	(378)	(54,069)
Gain or loss on foreign currency translation		(24)	(3)	—	(1)	—	(28)

Balance at December 31, 2020	~~W~~	55,166	47,411	1,859	5,970	501	110,907

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

26.	Leases, Continued

(ii)	Amounts recognized in profit or loss for the years ended December 31, 2019 and 2020 are as follows:

(In millions of won)
	2019		2020
Interest on lease liabilities	~~W~~	(4,085)	(4,456)
Income from sub-leasing right-of-use assets		1,079	896
Expenses relating to short-term leases		(1,783)	(977)
Expenses relating to leases of low-value assets		(1,188)	(231)

(iii)	Changes in lease liabilities for the years ended December 31, 2019 and 2020 are as follows:

(In millions of won)
	2019		2020
Balance at January 1	~~W~~	115,119	88,512
Additions and others		33,878	52,663
Interest expense		4,085	4,456
Repayment of liabilities		(64,570)	(62,200)

Balance at December 31	~~W~~	88,512	83,431

(b)	Leases as lessor

During the years ended December 31, 2019 and 2020, the Group recognized interest income on lease receivables of ~~W~~1,079 million and ~~W~~896 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2019		December 31, 2020
6 months or less	~~W~~	3,282	3,306
6-12 months		3,282	3,306
1-2 years		6,563	6,612
2-3 years		6,563	6,612
3-4 years		6,563	3,857
4-5 years		3,830	—
Total undiscounted lease receivable		30,083	23,693
Unearned finance income		(2,289)	(1,431)
Net Investment in the lease		27,794	22,262

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2020 are as follows:

(In millions of won)
	January 1, 2020			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2020
Short-term borrowings	~~W~~	696,793	(267,614)	—	(34,273)	—	—	394,906
Current portion of long-term borrowings and bonds		1,242,904	(1,278,199)	2,763,075	(23,627)	763	793	2,705,709
Long-term borrowings		8,799,677	2,329,013	(1,935,274)	(173,758)	—	—	9,019,658
Bonds		2,741,516	49,949	(827,801)	(72,129)	20,207	36,799	1,948,541
Lease liabilities		88,512	(62,200)	—	5,362	—	51,757	83,431

	~~W~~	13,569,402	770,949	—	(298,425)	20,970	89,349	14,152,245

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2020 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Controlling Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
INVENIA Co., Ltd.	~~W~~	—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16(*)		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673
LG Electronics do Brasil Ltda.		192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,568

(*)	Represents transactions occurred prior to the Group’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

	2019
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
WooRee E&L Co., Ltd.		—	—	6,441	—	—	5
YAS Co., Ltd.		—	1,000	6,764	102,316	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	357,246	147,896	73,323	9,577

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	947,409	—	13,240	815,629	—	153,212
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	3,019	—	924
LG Electronics Nanjing New Technology Co., Ltd.		297,033	—	—	31	—	486
LG Electronics RUS, LLC		100,894	—	—	—	—	1,972

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

	2019
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	145,546	—	—	—	—	289
LG Innotek Co., Ltd.		7,572	—	53,886	—	—	79,162
Qingdao LG Inspur Digital Communication Co., Ltd.		22,563	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,858	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		114,520	—	—	—	—	85
LG Electronics Mlawa Sp. z o.o.		618,715	—	—	—	—	1,967
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		722,194	—	—	—	—	1,155
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	444	14,527	—	88
HiEntech Co., Ltd.(*2)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics Alabama Inc.		12,869	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	6,236
P.T. LG Electronics Indonesia		11,200	—	—	—	—	176
Others		12,564	—	—	33	—	6,996

	~~W~~	2,569,793	—	54,330	137,209	—	136,970

	~~W~~	3,519,841	7,502	424,816	1,100,734	73,323	299,759

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

	2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
AVATEC Co., Ltd.	~~W~~	22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,737	—	—	2,862
WooRee E&L Co., Ltd.		—	—	13,857	—	—	35
YAS Co., Ltd.		—	300	6,648	22,603	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	22	8,239	320,415	22,603	74,070	7,799

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	647,329	—	19,810	233,504	—	141,191
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,138
LG Electronics Nanjing New Technology Co., Ltd.		439,674	—	—	—	—	1,333
LG Electronics RUS, LLC		95,465	—	—	—	—	303

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

	2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	111,710	—	—	—	—	230
LG Innotek Co., Ltd.		5,321	—	25,012	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,298	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		145,032	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		729,135	—	—	—	—	1,188
LG Electronics Reynosa, S.A. DE C.V.		780,710	—	—	—	—	1,044
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Electronics Japan, Inc.		—	—	—	33	—	5,635
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		5,030	—	229	—	—	7,632

	~~W~~	2,933,466	—	25,241	33	—	95,797

	~~W~~	3,580,817	8,239	365,466	256,140	74,070	244,787

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2019 and 2020 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2019		December 31, 2020	December 31, 2019	December 31, 2020
Associates
AVATEC Co., Ltd.	~~W~~		—	1,029	2,714
Paju Electric Glass Co., Ltd.		—	—	62,853	84,095
WooRee E&L Co., Ltd.		—	—	1,888	3,637
YAS Co., Ltd.		—	—	27,489	18,126
Material Science Co., Ltd.		—	—	8	—

	~~W~~		—	93,267	108,572

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	209,939	94,193	157,713	88,629
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	6,113	3,697	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		47,740	36,417	75	16
LG Electronics Nanjing New Technology Co., Ltd.		55,343	88,075	49	83
LG Electronics RUS, LLC		17,600	10,295	83	—
LG Electronics do Brasil Ltda.		14,805	7,481	26	14
LG Innotek Co., Ltd.		267	227	36,426	31,309
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	11,195	20,969	17	15

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2019		December 31, 2020	December 31, 2019	December 31, 2020
LG Electronics Mlawa Sp. z o.o.	~~W~~	124,390	89,481	75	10
LG Electronics Reynosa, S.A. DE C.V.		82,927	70,555	62	50
LG Electronics Egypt S.A.E.		9,432	13,359	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		7,221	—	—	—
P.T. LG Electronics Indonesia		7,696	48,677	16	—
Others		2,452	804	3,548	2,062

	~~W~~	387,181	390,037	40,377	33,559

	~~W~~	597,120	484,230	291,357	230,760

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as grants and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2019 is as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2019		Increase	Decrease(*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

28.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of won)
	2018		2019	2020
Short-term benefits	~~W~~	2,622	2,664	2,233
Expenses related to the defined benefit plan		794	553	346

	~~W~~	3,416	3,217	2,579

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2018, 2019 and 2020 is as follows:

(In millions of won)
	2018		2019	2020
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	516,734	(1,333,967)	(662,164)
Recognition of right-of-use assets and lease liabilities		—	29,733	51,757