Form 20-F
period 2021-12-31
LG Display Co., Ltd.
filed 2022-04-28
CIK 1290109

As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Gihwa Kim
LG Twin Towers, 128 Yeoui-daero,
Yeongdeungpo-gu,
Seoul 07336, Republic of Korea
Telephone No.:
+82-2-3777-1010
Facsimile No.:
+82-2-3777-0793
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of Common Stock	LPL	New York Stock Exchange
Common Stock, par value ₩ 5,000 per share	LPL	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
357,815,700 shares of common stock, par value

~~W~~

5,000 per share
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
Auditor Name: KPMG Samjong Accounting Corp.            Auditor Location: Seoul, Korea            Auditor Firm ID: 1357
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
The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2020 and 2021 and for each of the years ended in the three-year period ended December 31, 2021 included in this annual report.
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
for the years ended December 31, 2020 and 2021 included in the Form
6-K
furnished to the SEC on March 8, 2022 is a loss of
~~W~~
36 billion and a profit of
~~W~~
2,231 billion, respectively. For further information, please see the Form
6-K
furnished to the SEC on March 8, 2022, which is not incorporated by reference to this annual report.
Pursuant to the IFRS as issued by the IASB, we are not required to separately present operating profit or loss in our consolidated statements of comprehensive income or loss prepared in accordance with IFRS. Therefore, the financial statements included in this annual report, which are prepared in accordance with IFRS as issued by the IASB, do not present operating profit or loss as a separate line item.
Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.
All references to “Korean Won,” “Won” or “
~~W~~
” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “CNY” or “Chinese Yuan” are to the currency of the People’s Republic of China, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, and all references to “R$” are to the currency of Brazil.
Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.
For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2021, which was
~~W~~
1,188.59 = US$1.00.

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

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	[RESERVED]

Item 3.B.	Capitalization and Indebtedness
Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds
Not applicable.

Item 3.D.	Risk Factors
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
Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 29.7% from
~~W~~
610,716 in 2019 to
~~W~~
791,900 in 2020 and further increased by 7.3% to
~~W~~
849,481 (US$715) in 2021 primarily due to our ongoing efforts to continue increasing in our product mix the proportion of higher-priced OLED panels and differentiated
TFT-LCD
panels as well as a stronger global demand for both OLED and
TFT-LCD
panel products reflecting increased levels of working remotely, online schooling and social distancing in light of the ongoing global pandemic of a new strain of coronavirus referred to as
“COVID-19,”
an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that is known to have been first transmitted to humans in November 2019 and has spread globally.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which has helped to mitigate the impact of industry-wide overcapacity in the past, can be sustained in future periods. We will therefore continue to closely monitor any overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed
capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.
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
The overall prospects for the global economy remain uncertain, especially in light of the ongoing global pandemic of
COVID-19,
which has had and may continue to have a negative effect on the global economy. See “—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global
COVID-19
pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.
We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, any significant disruptions in our supply chain and global economic conditions in general. For example, as part of our continued efforts to increase the proportion of higher-margin OLED panels in our product mix, we have been reducing the production level of less profitable types of
TFT-LCD
panels in recent years. In particular, in 2020, we significantly reduced the production level of
TFT-LCD
television display panels by substantially ceasing the production of most types of such panels in Korea, in light of continued overcapacity in the market and our increased focus on producing OLED panels and higher margin
TFT-LCD
panels for IT products. In 2021, we increased our production capacity of larger-sized
eighth-generation OLED panels and
high-end
TFT-LCD
panels for IT products in light of increased market demand. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.
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
In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as IT products, televisions and mobile and other applications, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and commercial displays including “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels, transparent OLED display panels as well as OLED display panels for gaming monitors.
We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology and low power consumption with oxide TFT backplanes, (ii) Advanced High-Performance
In-Plane
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
A substantial portion of our sales is attributable to a limited group of end-brand
customers and their designated system integrators. Sales attributed to our end-brand
customers are for their
end-brand
products and do not include sales to these customers for their system integration activities for other end-brand
products, if any. Our top ten
end-brand
customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2019, 2020 and 2021.
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

Furthermore, although we have not experienced any material problems relating to customer payments to date, as a result of our significant dependence on a concentrated group of end-brand
customers and their designated system integrators, we are exposed to credit risks associated with these entities.
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
Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we have made, and will likely be required to continue to make, significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, we commenced mass production of large-sized
OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020. Furthermore, we expanded our production capacity of plastic OLED panels for mobile and other applications by commencing production on our E6 production line (which has since been integrated into our AP4 fabrication facility to be collectively referred to as “AP4”) in July 2019. More recently, in August 2021, we announced plans to make investments in an aggregate amount of up to
~~W~~
3.3 trillion in a new small- to
mid-sized
OLED fabrication facility in Paju, Korea.
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
Currently, our total sales are derived principally from customers who use our products in IT products, televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand
customers, or their designated system integrators, who use our panels in their IT products, which accounted for 38.6%, 41.7% and 41.7% of our total revenue in 2019, 2020 and 2021, respectively. A substantial portion of our sales is also derived from end-brand
customers, or their designated system integrators, who use our panels in their televisions, which accounted for 34.1%, 27.8% and 31.7% of our total revenue in 2019, 2020 and 2021, respectively, and those who use our panels in their mobile and other applications, which accounted for 27.1%, 30.3% and 26.4% of our total revenue in 2019, 2020 and 2021, respectively. As each of these product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand from each of the IT products industry, the television industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.
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

In particular,
COVID-19
has materially and adversely affected the global economy and caused significant volatility in the global financial markets since the first quarter of 2020 as well as minor disruptions in our business operations in 2020, including temporary suspension of operations at certain of our manufacturing facilities, and it has continued to cause significant volatility and uncertainty in the global economy and financial markets in 2021 and 2022 to date. See “—If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.” The World Health Organization declared the
COVID-19
as a pandemic in March 2020.
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

•	disruption in the normal operations of the businesses of our customers, which in turn may decrease demand for our products;

•	disruption in the supply of raw materials, components and equipment, including semiconductors from our vendors;

•	disruption in the delivery of our products to our customers;

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

•	fluctuations of the Won against major foreign currencies (see “— Our results of operations are subject to exchange rate fluctuations ”);

•	unstable global and Korean financial markets, which may adversely affect our ability to meet our funding needs on a timely and cost-effective basis; and

•	decreases in the fair value of our investments in companies that may be adversely affected by the pandemic.
While demand for certain types of our products has increased as a result of social distancing caused by
COVID-19,
this increased demand may not continue once the impact of
COVID-19
tapers. It is not possible to predict the duration or full magnitude of harm from
COVID-19.
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
While our revenue and sales volume have historically been predominantly derived from the sale of display panels with
TFT-LCD
technology, OLED technology is widely seen in the display industry as a successor technology to
TFT-LCD
technology and is gaining wider market acceptance for use in display panels for IT products, televisions and mobile and other applications, including commercial displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment, and the proportion of our sales derived from our panel products utilizing OLED technology have been increasing in recent years. For example, all of our display panels for mobile devices and certain of our display panels for televisions utilize OLED technology. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized
products. We have been producing OLED panels for televisions and smartphones since 2013. We also began production of plastic OLED panels at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively, in each case for mobile and other applications. More recently, we commenced mass production of large-sized
OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020.

Our early efforts in developing and commercializing OLED technology were recognized by the Society for Information Display, a display panel industry group, when we were awarded the Display of the Year Award for our Ultra HD Cinematic Sound OLED technology in May 2018. In addition, our
65-inch
rollable OLED television panels received multiple awards at the 2019 Consumer Electronics Show in January 2019 as well as the Presidential Award at the 2019 Korea Tech Show. In November 2020, our OLED television panels received an “Eco Product” certification from SGS S.A., a Switzerland-based global inspection and verification company, and in December 2020, our
88-inch
“8K” OLED television panels received the Prime Minister’s Award at the 2020 Korea Tech Show. In June 2021, our
65-inch
rollable OLED television panels received the Display of the Year Award by the Society for Information Display and in November 2021, our plastic OLED panels for automotive products received the Presidential Award at the 2021 Korea Tech Show. While we strive to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is still relatively small compared to the market for
TFT-LCD
panels, and we expect competition will intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.
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
In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•
In August 2021, we announced plans to make investments in an aggregate amount of up to
~~W~~
3.3 trillion in a new fabrication facility in Paju, Korea, which would be used for the production of small- to mid-sized
OLED panels. We have begun construction in August 2021, which is expected to continue until the first quarter of 2024. The exact completion date is subject to change based on market conditions and any changes to our investment timetable.

•
In response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct a new fabrication facility to manufacture next generation large-sized
OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately
~~W~~
6 trillion in capital expenditures for the joint venture and commenced mass production of large-sized
OLED panels at such fabrication facility in July 2020.

•
In July 2017, we announced plans to make investments in an aggregate amount of up to
~~W~~
7.8 trillion in new
large-sized
and plastic OLED production lines in Paju, Korea. In July 2019, we announced plans to make additional investments of
~~W~~
3.0 trillion in the previously announced new
large-sized
OLED production lines. We are in the process of developing and assessing the specifics of such planned investments, including the timing.

In 2021, our total cash outflows for capital expenditure amounted to
~~W~~
3.1 trillion. We currently expect that, in 2022, our total cash outflows for capital expenditure will be higher compared to 2021 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.
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
We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our AP4 fabrication facility to increase our production capacity of plastic OLED panels for mobile and other applications in July 2019. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, in response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized
OLED panels in Guangzhou, China. We have invested approximately
~~W~~
6 trillion in capital expenditures for the joint venture and commenced mass production of
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
The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products, overcapacity in the display industry or a significant disruption in the supply chain of raw materials, equipment and labor, we may need to reduce or delay the production of our products, resulting in lower-than-optimal capacity utilization rates. For example, the high degree of uncertainty regarding global economic prospects resulting from the global
COVID-19
pandemic may adversely impact global demand for our products. In addition, as a result of the pandemic, we have experienced minor temporary suspensions in production at certain of our manufacturing facilities during 2020, and we may experience further disruptions in our production or supply chain in the future if the pandemic continues for a prolonged period of time. See “—
Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global
COVID-19
pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition
.” As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.
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
Frequent new product introductions in the consumer electronics industries can result in a decline in the average selling prices of our display panels and the obsolescence of our existing display panel inventory. This can result in a decrease in the stated value of our panel inventory, which we value at the lower of cost or net realizable value.
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
Since 2006, we and certain other
TFT-LCD
panel producers have been subject to an investigation by the U.S. Department of Justice, various and separate claims brought by direct and indirect purchasers, and a number of legal proceedings brought by attorneys general of various states in the United States, with respect to possible anti-competitive activities in the
TFT-LCD
industry. We have since settled and resolved the investigation and various subsequent legal proceedings, with the exception of the attorney general of the Commonwealth of Puerto Rico. The settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 20, 2022, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.
We have also been subject to investigations outside of the United States, including by the European Commission, with respect to the same subject matter. We have since settled, resolved, and/or paid fines for such actual investigations brought by the relevant competition authorities. Following the European Commission’s decision, various follow-on
claims were initiated in the United Kingdom by various claimants alleging damages as a result of violation of European competition laws. We have since reached settlements with each of the claimants, with the exception of a follow-on
damages claim filed by Granville Technology Group and others (“Granville”) in the U.K. in December 2016. As of April 20, 2022, we are vigorously defending ourselves against claims by Granville.
In addition, in December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 20, 2022, we have not been served with the complaint from Hatzlacha.
See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a more detailed description of these matters as well as other material legal proceedings that we are involved in.
In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2021, we did not recognize any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2021 and may have an adverse effect on our operating results or financial condition.

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
Uncertainties regarding the transition away from the London Interbank Offered Rate, or LIBOR, or any other interest rate benchmark could have adverse consequences for market participants, including us.
Certain financings extended to us are made at variable rates that use London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the applicable interest rates. As of December 31, 2021,
~~W~~
614 billion (US$518 million) of our outstanding short-term borrowings,
~~W~~
3,069 billion (US$2,582 million) of our outstanding long-term borrowings (including current portions thereof) and
~~W~~
119 billion (US$100 million) of our outstanding bonds were indexed to LIBOR. While none of our financial instruments currently outstanding are indexed to LIBOR settings that have been ceased to date, we plan to change the benchmark interest rate applied to some of our financial instruments from LIBOR to the Secured Overnight Financing Rate (“SOFR”), which has been identified by the Alternative Reference Rates Committee convened by the Board of Governors of the U.S. Federal Reserve System and the Federal Reserve Bank of New York as the preferred alternative benchmark reference rate for LIBOR. See Note 25 of the notes to our financial statements for a further discussion of our exposure to LIBOR.
In March 2021, the Financial Conduct Authority of the United Kingdom (“FCA”), which has regulatory authority with respect to LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) after December 31, 2021 in the case of all sterling, euro, Swiss franc and Japanese yen settings and the one-week
and
two-month
U.S. dollar settings and (ii) after June 30, 2023 in the case of the remaining U.S. dollar settings. While the ICE Benchmark Administration, the administrator of LIBOR, may publish certain LIBOR settings on the basis of a synthetic methodology for “tough legacy” contracts, there is no guarantee that such rates will be determined and published after the announced deadlines nor confirmed to be representative by the FCA. Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us.
If not sufficiently planned for, the discontinuation of LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge will be managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after the announced deadlines. Certain of these instruments and contracts may not provide for alternative reference rates, and even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expense, results of operations and cash flows. For example, SOFR differs from LIBOR in many respects, including its basis on actual observed transactions in the U.S. Treasury market as opposed to LIBOR’s usage of estimations of borrowing rates. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark, such as SOFR, with a new benchmark rate could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks stemming from potential disputes with customers and counterparties regarding the interpretation and enforceability of fallback contract language in the LIBOR-based financial instruments and contracts. Accordingly, our failure to adequately prepare for the potential discontinuation of LIBOR could have a material adverse impact on our business, reputation, results of operations and financial condition.

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
Our sales of display panels are denominated mainly in U.S. dollars, while our purchases of raw materials are denominated mainly in U.S. dollars and, to a much lesser extent, Japanese Yen and Chinese Yuan. The largest proportion of our expenditures on capital equipment are denominated in Korean Won and U.S. dollars and, to a lesser extent, Japanese Yen and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax
income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese
Yen-denominated
purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.
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
As of December 31, 2021, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year.
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
Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines and penalties against us, suspension of production or a cessation of operations. Since 2019, we and certain of our employees have received and paid aggregate fines and penalties of approximately

~~W~~

138 million in connection with violations of safety and environmental regulations under the Occupational Safety and Health Act, the Wastes Control Act and the Clean Air Conservation Act. We have also implemented certain measures to facilitate future compliance with such regulations. In addition, in January 2021, there was an incident involving a leakage of tetramethylammonium hydroxide chemicals, which occurred during refurbishment of equipment at one of our production facilities in Paju, Korea, causing casualties to several of the workers performing such task. In connection with such incident, we and our employees involved in the incident were prosecuted for violating the Occupational Safety and Health Act and the Chemicals Substances Control Act, and a criminal case is currently pending at the Goyang Branch of the Uijeongbu District Court. More recently, in March 2022, an accident occurred at our contracted construction site in Paju, Korea, resulting in injuries to several contracted workers. We are cooperating with the government authorities on such investigations and are implementing various measures to further enhance our safety management standards. Furthermore, safety and environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.
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
Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 20, 2022. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.
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
We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the
COVID-19
pandemic. See “—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global
COVID-19
pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.
In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the
COVID-19
pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the ongoing global COVID-19 pandemic;

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

•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;

•
deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•
a deterioration in the financial condition or performance of small- and medium-sized
enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•
a substantial decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of
COVID-19,
which, together, would likely lead to a national budget deficit as well as an increase in the Korean government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	political uncertainty or increasing strife among or within political parties in Korea;

•
hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets; and

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
We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized
products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of
55-inch
OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including mobile products and other applications), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division, the IT Business Division and the Mobile Business Division. In December 2021, as part of our efforts to increase the synergies between our products, we integrated our Television Business Division into a new Large Display Business Unit and combined our IT Business Division and the Mobile Business Division into a new Medium-Small Display Business Unit. In order to secure and maintain competitiveness of our overall business and facilitate our sustainable growth, we are continuing to engage in various activities to accelerate the transition of the focus of our overall business to OLEDs and restructure our
TFT-LCD
business. Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero,
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
As part of our ongoing expansion plans, we have constructed several manufacturing facilities for OLED panels in Korea in recent years, including our E5 production line (which has since been integrated into and combined with our AP3 fabrication facility) and AP4 fabrication facility for plastic OLED panels for mobile and other applications, which commenced mass production in August 2017 and July 2019, respectively. Furthermore, in response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized
OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately
~~W~~
6 trillion in capital expenditures for the joint venture, and we commenced mass production of
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
The U.S. Securities and Exchange Commission, or the SEC, maintains a website (
http://www.sec.gov
), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 4.B.	Business Overview
Overview
We manufacture
TFT-LCD
and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile devices, including smartphones, and we are one of the world’s leading suppliers of large-sized
OLED television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2021, we sold a total of 146.0 million display panels that are nine inches or larger.
According to OMDIA, we had a global market share for display panels of nine inches or larger of approximately 20% based on sales revenue in 2021.
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
At the direction of our
end-brand
customers, we typically ship our display panels to their original equipment manufacturers, known as “system integrators,” who use our display panels in products they assemble on a contract basis for our end-brand
customers. We engage in direct sales (including through our overseas subsidiaries), as well as indirect sales through our affiliated trading company, LX International (formerly known as “LG International Corp.”) and its subsidiaries, to end-brand
customers and their system integrators. For a description of our sales arrangements with LX International, see “Item 7.B. Related Party Transactions.”
Our sales were
~~W~~
23,476 billion in 2019,
~~W~~
24,262 billion in 2020 and
~~W~~
29,878 billion (US$25,137 million) in 2021.
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
large-sized
OLED panels.
LTPS and LTPO
LTPS backplanes are suitable for use in the production of high-resolution display panels due to their higher mobility rates compared to
a-Si
TFT or oxide TFT backplanes. However, due to a complex manufacturing process, LTPS backplanes have relatively higher production costs compared to
a-Si
TFT or oxide TFT backplanes, making it uneconomical to use in the production of large-sized
panels. As a result, we generally utilize LTPS backplanes in the production of smaller-sized
panels, particularly in
TFT-LCD
and OLED smartphone panels.

We also use LTPO backplane technology in our wearable devices, which combines elements of both LTPS and oxide TFT technologies to produce backplanes with greater energy savings than LTPS backplanes.
Products
We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•
IT products, which comprise notebook computers (utilizing display panels ranging from 11.6 inches to 17.3 inches in size), desktop monitors (utilizing display panels ranging from 15.6 inches to 49 inches in size) and tablet computers (utilizing display panels ranging from 7.85 inches to 12.9 inches in size);

•
Televisions, which utilize
large-sized
display panels ranging from 23 inches to 98 inches in size, including “8K” Ultra HD television panels, which have four times the number of pixels compared to conventional HD television panels; and

•
Mobile and other applications, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, such as entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

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
IT Products
Our panels for IT products comprise display panels for notebook computers (ranging from 11.6 inches to 17.3 inches in size), desktop monitors (ranging from 15.6 inches to 49 inches in size) and tablet computers (display panels ranging from 7.85 inches to 12.9 inches in size). Revenue from sales of our IT product panels was
~~W~~
9,063 billion, or 38.6% of our total revenue, in 2019,
~~W~~
10,121 billion, or 41.7% of our total revenue, in 2020 and
~~W~~
12,459 billion (US$10,482 million), or 41.7% of our total revenue, in 2021. In 2021, our principal products in terms of sales revenue in this category included panels of various sizes ranging from 13.3 inches to 16.0 inches for notebook computers, 23.5 inches to 27 inches for desktop monitors and 8.32 inches to 12.9 inches for tablet computers.
While consumer demand for IT products had generally declined or plateaued in recent years due in part from competition from substitute products such as larger-sized
smartphones and, in the case of notebook computers, tablet computers with adequate computing functionality, increased levels of working remotely, online schooling and social distancing mainly resulting from the ongoing global pandemic of the
COVID-19
have contributed to a significant increase in global demand for IT products in 2020 and 2021. In addition, there has been an increase in demand in recent years for products with higher specifications such as desktop monitors with increased color brilliance and faster response times, as specialized market segments such as gaming monitors continue to grow, and notebook computers with higher resolution displays.

Televisions
Our television display panels range from 23 inches to 98 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were
~~W~~
7,998 billion, or 34.1% of our total revenue, in 2019,
~~W~~
6,738 billion, or 27.8% of our total revenue, in 2020 and
~~W~~
9,466 billion (US$7,964 million), or 31.7% of our total revenue, in 2021. In 2021, our principal products in this category in terms of sales revenue consisted of
55-inch
and
65-inch
display panels. Our sales of television display panels, which had historically been our largest product category by revenue in prior years, have declined in recent years, as we have reduced, and continue to reduce, our production level of
TFT-LCD
panels (which have historically comprised a substantial majority of our television display panels) in light of the increase in downward pricing pressure primarily resulting from capacity expansion by, and increased competition from, our global competitors, particularly from China. In light of the foregoing market conditions in the
TFT-LCD
television panel market, we have also increased the proportion of OLED television panels in our product mix and the production capacity for such panels in recent years. More recently, consumer demand for both
TFT-LCD
and OLED television generally became more robust in 2020 and 2021 since the outbreak of the ongoing global
COVID-19
pandemic in light of increased levels of social distancing.
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
medium-sized
panels.
The market for smartphones recorded negative growth in 2020 compared to 2019, mainly due to the effects of
COVID-19
on market demand, but recorded positive growth in 2021 compared to 2020, in part due to an increase in demand for 5G smartphones, according to data published by Strategy Analytics Inc. Revenue from sales of our display panels for mobile and other applications was
~~W~~
6,374 billion, or 27.1% of our total revenue, in 2019,
~~W~~
7,359 billion, or 30.3% of our total revenue, in 2020 and
~~W~~
7,900 billion (US$6,647 million), or 26.4% of our total revenue, in 2021. In 2021, sales of panels for smartphones constituted a majority in terms of both sales revenue and sales volume in the mobile and other applications category. In recent years, we have increased the proportion of OLED panels (including plastic OLED panels) for mobile and other applications that command relatively higher prices in our product mix.
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

We negotiate directly with our
end-brand
customers concerning the terms and conditions of the sales, but typically ship our display panels to designated system integrators at the direction of these end-brand
customers. Sales data to
end-brand
customers include direct sales to these
end-brand
customers as well as sales to their designated system integrators, including through our affiliated trading company, LX International, and its subsidiaries, as further discussed below under “—Sales.”
A substantial portion of our sales is attributable to a limited number of our end-brand
customers. Our top ten
end-brand
customers together accounted for a significant majority of our sales in each of 2019, 2020 and 2021. Of our top ten end-brand
customers, two of them accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 19%, 17% and 20% of our sales in 2019, 2020 and 2021 respectively.
In addition to our top ten
end-brand
customers, we sell a portion of our display panels to a variety of other manufacturers of computers and electronic products.
The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers. The figures below reflect orders from our end-brand
customers, their system integrators and our affiliated trading company, LX International, and its subsidiaries:

	Year ended December 31,
	2019 (1)			2020 (1)			2021 (1)
	Sales		%	Sales		%	Sales		Sales (4)%

	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	1,265	5.4%	~~W~~	912	3.8%	~~W~~	632	US$	532	2.1%
China		15,433	65.7		16,686	68.8		19,867		16,715	66.5
Asia (excluding China) (2)		2,405	10.2		2,298	9.5		3,256		2,739	10.9
United States (3)		1,940	8.3		2,071	8.5		3,263		2,745	10.9
Europe (excluding Poland)		1,476	6.3		1,215	5.0		1,160		976	3.9
Poland		957	4.1		1,080	4.5		1,700		1,430	5.7

Total (4)	~~W~~	23,476	100.0%	~~W~~	24,262	100.0%	~~W~~	29,878	US$	25,137	100.0%

(1)
Pursuant to our early adoption of certain amendments to “IAS No. 16
Property, Plant and Equipment: Proceeds before Intended Use
,” we have prepared our consolidated financial statements as of and for the year ended December 31, 2021, and retrospectively restated our consolidated financial statements as of and for the year ended December 31, 2020, in each case in accordance with such amendments. Accordingly, our results of operations for the years ended December 31, 2020 and 2021 have been prepared on this basis. Our comparative results of operations for the year ended December 31, 2019 have not been restated to retrospectively apply such amendments as there was no impact on our consolidated financial statements as of and for the year ended December 31, 2019. See “Item 5.A. Operating Results—Recent Accounting Changes.”

(2)	Includes Oceania, Africa and the Middle East.
(3)	Includes other countries in North and South America.
(4)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of
~~W~~
1,188.59 to US$1.00, the noon buying rate in effect on December 31, 2021 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

We engage in direct sales (including through our overseas subsidiaries), as well as indirect sales through our affiliated trading company, LX International and its subsidiaries, to end-brand
customers and their system integrators. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand
customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to LX International and its subsidiaries. These subsidiaries of LX International process orders from and distribute products to customers located in their region. Sales to LX International and its subsidiaries amounted to 1.9% in 2021. See “Item 7.B. Related Party Transactions” for further discussion of these sales arrangements.
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

According to OMDIA, in 2021, Korean display panel manufacturers had a market share of 22% of the
9-inch
or larger panel market based on revenue, Chinese manufacturers had 47%, Taiwanese manufacturers had 23% and Japanese manufacturers had 8%. Our market share of the
9-inch
or larger panel market based on revenue was approximately 20%.
Components, Raw Materials and Suppliers
Components and raw materials accounted for approximately 63%, 61% and 60% of our cost of sales in 2019, 2020 and 2021 respectively.
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
Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2021 was purchased from Korean vendors on an invoiced basis.
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
Insurance
We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to
~~W~~
2.7 trillion in the aggregate, and for our panel fabrication facilities located in Guangzhou, China for up to CNY 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately
~~W~~
0.5 trillion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.
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
As part of our efforts to establish and operate environmental-friendly energy management systems at our domestic and overseas fabrication facilities and production plants, we have received from the International Organization for Standardization ISO 14001 certification for each of our domestic and overseas production sites and ISO 50001 certification for all of our domestic and several of our overseas subsidiaries with respect to our energy management systems. In 2016, we attained the highest level for water management, Leadership A, and received the Best Water Management Award at the CDP Water Korea Awards from the Carbon Disclosure Project Korea Committee in recognition of our continued water reduction activities (investment in reuse systems, etc.). In addition, we have also received the Carbon Management Sector Honors for six consecutive years since 2016 in recognition of our continued greenhouse gas emission reduction activities (process greenhouse gas and energy reduction, etc.). In 2017, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level
certification, Level 1, under the Factory Energy Management System evaluation presided by the Korea Energy Agency, and we also obtained the SGS Eco Label, an eco-friendly
certification program, from the Société Générale de Surveillance, a global certification company, for our OLED television panels, and we have since maintained the SGS Eco Label for all of our OLED television panels. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Korean Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures, and we also obtained a certificate of excellence in the Energy Management System Evaluation from the same ministry. Additionally, in 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy savings. More recently, in 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly
technology, which reduces carbon emissions and the use of rare metals, and we also obtained an eco-friendly
certification from TUV SUD, a globally recognized accreditation agency based in Germany, for excellence in resource circulation and non-use
of specific hazardous substances in our OLED television and plastic OLED mobile display products.
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
~~W~~
6 trillion in capital expenditures for the joint venture, and we commenced mass production of
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
Subsidiaries
The following table sets forth summary information for our subsidiaries as of December 31, 2021:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Capital Stock (in millions of the applicable currency)		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	116	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95	100%	100%
LG Display Germany GmbH	Sales	Germany	October 1999		€1	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	CNY	3,020	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	CN	Y4	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	June 2006	CNY	1,655	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	July 2007	CNY	4	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	November 2008	US$	1	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	March 2010	CNY	1,008	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	December 2009	CNY	116	51%	51%

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Capital Stock (in millions of the applicable currency)		Percentage of Our Ownership Interest	Percentage of Our Voting Power
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	~~W~~	800	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	CNY	8,232	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	CNY	1	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	May 2016	US$	600	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	CNY	637	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	May 2018	US$	45	100%	100%
LG Display High-Tech (China) Co., Ltd	Manufacturing and sales	China	July 2018	CNY	15,600	70%	70%

N.B. See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2021.

Item 4.C.	Organizational Structure
These matters are discussed under Item 4.B. where relevant.

Item 4.D.	Property, Plants and Equipment
Current Facilities
The following table sets forth the size, location and primary use of our current fabrication facilities.

Fabrication Facility	Generation (1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
Korea
P5 (2)	5	May 2003	Gumi, Korea	93,227	TFT-LCD for notebook computer, mobile and other applications
P62	6	April 2009	Gumi, Korea	101,617	TFT-LCD for notebook computer and desktop monitor
AP3 (3)	6	February 2014	Gumi, Korea	288,634	Plastic OLED for mobile and other applications
P7	7	January 2006	Paju, Korea	310,134	TFT-LCD for television
P8 (4)	8	March 2009	Paju, Korea	506,895	TFT-LCD for television, desktop monitor and notebook computer
OP1 (5)	8	January 2013	Paju, Korea	See P8 above	OLED for television
P9 (6)	8	June 2012	Paju, Korea	500,408	TFT-LCD for desktop monitor, notebook computer, tablet computer
AP4 (7)	6	July 2019	Paju, Korea	See P9 above	Plastic OLED for mobile and other applications
Overseas
CA (8)	8	September 2014	Guangzhou, China	244,592	TFT-LCD for television and desktop monitor
CO	8	July 2020	Guangzhou, China	426,139	OLED for television

(1)
Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 5	Gen 6	Gen 7	Gen 8
	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 1,500 x 1,850	1,870 x 2,200 1,950 x 2,250	2,200 x 2,500

(2)	Gross floor area of P5 fabrication facility includes gross floor area of OLED light production lines.
(3)	Includes the production line formerly referred to as E5, which began mass production in August 2017.
(4)	Gross floor area of P8 fabrication facility includes the gross floor area of OP1 fabrication facility, which is located in the same complex.
(5)	Includes the production lines formerly referred to as E3 and E4. The gross floor area of this fabrication facility is included within the P8 fabrication facility.
(6)	Gross floor area of P9 fabrication facility includes the gross floor area of AP4 fabrication facility, which is located in the same complex.
(7)	Includes the production line formerly referred to as E6. The gross floor area of this fabrication facility is included within the P9 fabrication facility.
(8)	Gross floor area of CA fabrication facility includes the gross floor area of GP1, GP2 and extended facilities.
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

Facility	Gross Floor Area (in square meters)	Mass Production Commencement
R&D Center	69,871	Not applicable (opened in April 2012)
Gumi assembly facility	301,779	January 1995
Nanjing assembly facility	159,448	May 2003
Paju assembly facility	225,093	January 2006
Guangzhou assembly facility	158,817	December 2007
Yantai assembly facility	45,170	May 2010
Haiphong assembly facility	358,787	July 2017
Capital Expenditures
As part of our ongoing expansion plans, we have commenced mass production of plastic OLED panels at our AP3 and AP4 fabrication facilities beginning in August 2017 and July 2019, respectively. In July 2017, we announced plans to make investments in an aggregate amount of up to
~~W~~
7.8 trillion in new
large-sized
OLED and plastic OLED fabrication facilities in Paju, Korea, and in July 2019, we further announced plans to make additional investments of
~~W~~
3.0 trillion in the previously announced new
large-sized
OLED production lines. We are in the process of developing and assessing the specifics of such planned investments, including the timing. More recently, in August 2021, we announced plans to make investments in an aggregate amount of up to
~~W~~
3.3 trillion in a new small- to
mid-sized
OLED fabrication facility in Paju, Korea. We have begun construction in August 2021, which is expected to continue until the first quarter of 2024. In response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized
OLED panels in Guangzhou, China. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately
~~W~~
6 trillion in capital expenditures for the joint venture and commenced mass production of large-sized
OLED panels at the CO fabrication facility in July 2020.
We currently expect that, in 2022, our total cash outflows for capital expenditures will be higher compared to 2021 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A.	UNRESOLVED STAFF COMMENTS
We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results
Overview
Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.
Market Conditions
The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has grown significantly as a result of cost reductions and product improvements that stimulated demand for
TFT-LCD
and OLED panels. With respect to the
TFT-LCD
industry, the industry grew from 527 million units in 2009 to 2,769 million units in 2021 and market revenue grew from US$64 billion to US$113 billion during the same period according to OMDIA.
While
TFT-LCD
panels are still predominant in the display industry, the industry in recent years has witnessed the introduction of alternative display panels based on new technologies, such as OLED panels. In particular, we and some of our competitors already engage in mass production of OLED panels. Currently, small-sized
panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for approximately 86% of industry revenue from global sales of OLED panels in 2021. However, as of 2021, the OLED market was relatively small compared to the
TFT-LCD
market. We believe, however, that the market may change rapidly as a growing array of OLED panels for various applications and sizes are introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. We first commenced mass production of OLED panels for televisions in 2014 and plastic OLED panels for mobile and other applications in 2017. More recently, in July 2019, we commenced mass production of plastic OLED panels for mobile and other applications at our AP4 fabrication facility. In addition, we commenced mass production of large-sized
OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020. In August 2021, we announced plans to make investments in an aggregate amount of up to
~~W~~
3.3 trillion in a new small- to
mid-sized
OLED fabrication facility in Paju, Korea.
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
According to OMDIA, the display industry for panels that are nine inches or larger expanded in 2021 compared to 2020, with total market revenue increasing from US$69 billion in 2020 to US$94 billion in 2021. The average selling price of those panels increased during the same period by approximately 23% from approximately US$78 in 2020 to US$96 in 2021.
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

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand
with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated significant resources to the development and production of specialized OLED panels for television and public displays (such as our “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels, transparent OLED display panels as well as OLED display panels for gaming monitors), display panels utilizing Ultra HD technology, low power consumption and
AH-IPS
technology for various IT products and televisions and plastic OLED technology for smartphones, automotive products and wearable devices. In particular, we are deploying greater resources into large-sized
OLED television panels in order to maintain our early competitive edge in such market, and into small- and medium-sized
plastic OLED panels for various applications in order to expand our market presence.
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
The overall prospects for the global economy and, in turn, the market conditions for the display panel industry, remain uncertain, especially in light of the ongoing global
COVID-19
pandemic, which may continue to have a negative effect on the global economy and cause volatility in the global financial markets. See “Item 3.D. Risk Factors—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability” and “Item 3.D. Risk Factors—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global
COVID-19
pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” While we believe that the overall impact of
COVID-19
on our business and results of operations to date has generally been mixed, as the ensuing increase in demand for certain types of our products, particularly IT products (partly due to increased levels of working remotely, online schooling and social distancing) helped offset the negative effects of such pandemic (including minor temporary disruptions in our production and supply chains and a temporary decrease in demand for the products of our end-brand
customers partly resulting from disruptions and/or suspensions in retail activities in major global markets during parts of 2020 and 2021), the continued high degree of uncertainty regarding global economic prospects resulting from the global
COVID-19
pandemic may adversely impact future global demand for our products. While demand for certain types of our products has increased as a result of social distancing caused by
COVID-19,
this increased demand may not continue once the impact of
COVID-19
tapers. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns, which may adversely affect our profitability.
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

Facility	Primary Input Substrates Size (in millimeters)	Year-end Input Capacity (1)
		2019	2020	2021

		(in thousands of input substrates per month)
AP3	1,500 x 1,850	7	24	17
AP4	1,500 x 1,850	11	31	31
OP1	2,200 x 2,500	81	86	86
P5	1,100 x 1,250	72	44	45
P62	1,500 x 1,850	46	46	44
P7	1,950 x 2,250	223	142	150
P8	2,200 x 2,500	217	100	124
P9	2,200 x 2,500	83	82	81
CA	2,200 x 2,500	216	216	211
CO (2)	2,200 x 2,500	N/A	56	89

N/A = Not applicable.
(1)	Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)	Commenced operation in July 2020.

Our cash outflows for capital expenditures amounted to
~~W~~
6,927 billion in 2019,
~~W~~
2,595 billion in 2020 and
~~W~~
3,141 billion (US$2,643 million) in 2021. Such capital expenditures relate mainly to continued investments in our CO fabrication facility in 2021, investments in Guangzhou, China (primarily the construction of the CO fabrication facility for the production of large-sized
OLED display panels in a joint venture with the government of Guangzhou) in 2020 and 2019 and investments in our AP4 fabrication facility for the production of plastic OLED display panels in 2019. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue increased from 13.9% in 2019 to 15.4% in 2020 but decreased to 13.3% in 2021. Such decrease in 2021 compared to 2020 was a result of a relatively larger increase in our revenue compared to the increase in our depreciation expense, which was mainly attributable to the commencement of depreciation of our CO fabrication facility in 2020. We currently expect that, in 2022, our total capital expenditures on a cash out basis will be higher compared to 2021 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels.
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
As a result of the above factors, we have historically been able to reduce our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped. However, our cost of sales per square meter of net display area increased by 25.6% in 2020 compared to 2019 primarily due to our continued efforts to increase the proportion of OLED panels and reduce the proportion of lower value
TFT-LCD
display panels. Our cost of sales per square meter of net display area decreased slightly by 1.0% in 2021 compared to 2020, mainly due to the appreciation of the average value of the Korean Won against the U.S. dollar, in which a significant portion of our raw materials purchases are denominated, in 2021 compared to 2020.
Our cost reduction efforts in recent years also include our decision to substantially reduce the production of
TFT-LCD
television panels in Korea starting in 2020 and the implementation of voluntary retirement programs in 2019.
Product Mix
Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized
panels and a shift toward differentiated specialty products based on newer technologies, including OLED technology, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and mobile and other applications. In response to such market trends, we have increased our production capacity and sales of OLED panels and have also developed and commercialized differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our television panels that are 65 inches or larger in our product mix increased between 2019 and 2021. In addition, with respect to our IT products, we have expanded our product portfolio to offer desktop panels with Full HD resolution primarily ranging from 21.5 inches to 49 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, and additional features such as borderless bezels and curved displays, in order to capture the market for large-size
desktop monitors. In early 2019, as part of our efforts to further broaden the range of sizes of our desktop monitor products, we showcased sample larger-sized
monitors, including our
55-inch
OLED desktop monitor, through collaboration with our strategic customers. More recently, we have introduced in our product portfolio display panels for gaming monitors with high resolutions, rapid response times and fast refresh rates. We have also increased our production capacity of mobile panels for large-screen smartphones, which constitutes a part of our mobile and other applications segment, with specialty features and newer technologies, including full screen displays, flexible displays and Ultra HD technology utilizing WRGB sub-pixel structure. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, panels for tablet computers utilizing
AH-IPS
technology with increasingly higher resolution and other features, panels for smartphones, automotive products and wearable devices utilizing plastic OLED technology and panels for large-sized
television utilizing our Ultra HD and OLED technologies.

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
The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2019 (1)			2020 (1)			2021 (1)
	Sales		%	Sales		%	Sales		Sales (2)%

Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	7,998	34.1%	~~W~~	6,738	27.8%	~~W~~	9,466	US$	7,964	31.7%
IT Products (3)		9,063	38.6		10,121	41.7		12,459		10,482	41.7
Mobile and other applications (4)		6,374	27.1		7,359	30.3		7,900		6,647	26.4

Sales of goods	~~W~~	23,435	99.8%	~~W~~	24,218	99.8%	~~W~~	29,825	US$	25,093	99.8%
Royalties and others		41	0.2		44	0.2		53		45	0.2

Revenue	~~W~~	23,476	100.0%	~~W~~	24,262	100.0%	~~W~~	29,878	US$	25,137	100.0%

(1)
Pursuant to our early adoption of certain amendments to “IAS No. 16
Property, Plant and Equipment: Proceeds before Intended Use
,” we have prepared our consolidated financial statements as of and for the year ended December 31, 2021, and retrospectively restated our consolidated financial statements as of and for the year ended December 31, 2020, in each case in accordance with such amendments. Accordingly, our results of operations for the years ended December 31, 2020 and 2021 have been prepared on this basis. Our comparative results of operations for the year ended December 31, 2019 have not been restated to retrospectively apply such amendments as there was no impact on our consolidated financial statements as of and for the year ended December 31, 2019. See “—Recent Accounting Changes.”

(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of
~~W~~
1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

(3)	Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2019		2020		2021

Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%

	(in thousands, except for percentages)
Televisions	44,833	19.4%	27,747	12.2%	30,214	12.0%
IT Products (1)	86,957	37.6	97,728	42.8	107,943	43.0
Mobile and other applications (2)	99,569	43.0	102,884	45.1	112,758	45.0

Total	231,359	100.0%	228,359	100.0%	250,915	100.0%

(1)	Comprises notebook computers, desktop monitors and tablet computers.

(2)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices
Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 4.7% from
~~W~~
101,293 in 2019 to
~~W~~
106,048 in 2020 and further increased by 12.1% to
~~W~~
118,865 (US$100) in 2021. In 2020 compared to 2019, our average selling price increased due to an increase in the average selling price for televisions and mobile and other applications, which in turn was mainly attributable to an increase in the proportion of OLED television panels and plastic OLED panels for mobile and other applications, which generally have higher selling prices, in our product mix. In 2021 compared to 2020, our average selling price further increased primarily due to an increase in the average selling price for televisions and IT products, in particular desktop monitors, which in turn was mainly attributable to an increase in the proportion of OLED television panels and higher-end
desktop monitor panel units, which generally have higher selling prices, in our product mix.
The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (1)
	Year ended December 31,
	2019 (2)		2020 (2)		2021 (2)(3)
Televisions	~~W~~	178,395	~~W~~	242,837	~~W~~	313,308	US$	264
IT Products (4)		104,224		103,563		115,419		97
Mobile and other applications (5)		64,016		71,537		70,086		59
All panels		101,293		106,048		118,865		100

(1)	Average selling price for each market represents revenue per market divided by unit sales per market.
(2)
Pursuant to our early adoption of certain amendments to “IAS No. 16
Property, Plant and Equipment: Proceeds before Intended Use
,” we have prepared our consolidated financial statements as of and for the year ended December 31, 2021, and retrospectively restated our consolidated financial statements as of and for the year ended December 31, 2020, in each case in accordance with such amendments. Accordingly, our results of operations for the years ended December 31, 2020 and 2021 have been prepared on this basis. Our comparative results of operations for the year ended December 31, 2019 have not been restated to retrospectively apply such amendments as there was no impact on our consolidated financial statements as of and for the year ended December 31, 2019. See “—Recent Accounting Changes.”

(3)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of
~~W~~
1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

(4)	Comprises notebook computers, desktop monitors and tablet computers.
(5)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 29.7% from
~~W~~
610,716 in 2019 to
~~W~~
791,900 in 2020. In 2021, our average revenue per square meter of net display area shipped increased by 7.3% to
~~W~~
849,481 (US$715).
Recent Accounting Changes
For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3 of the notes to our financial statements.
Amendments to IAS No. 16 “Property, Plant and Equipment: Proceeds before Intended Use”
In May 2020, the IASB issued amendments to IAS No. 16 “Property, Plant and Equipment: Proceeds before Intended Use” in order to clarify the accounting for proceeds from selling any items produced while bringing an item of property, plant and equipment into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendment, which is mandatorily effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the entity is preparing the asset for its intended use. Instead, the amendment requires the proceeds from selling such items, and the cost of producing those items, to be recognized in profit or loss.

Pursuant to our early adoption of such amendments in 2021, we have prepared our consolidated financial statements as of and for the year ended December 31, 2021, and retrospectively restated our consolidated financial statements as of and for the year ended December 31, 2020, in each case in accordance with such amendments. The change in accounting policy had the effect of decreasing our total assets and equity as of December 31, 2020 by
~~W~~
5.5 billion and
~~W~~
5.5 billion, respectively. In the case of our consolidated statement of comprehensive income for the year ended December 31, 2020, the change had the effect of increasing our revenue by
~~W~~
31.4 billion and increasing our cost of sales by
~~W~~
38.8 billion, resulting in an increase in operating loss and loss before income tax by
~~W~~
7.3 billion and
~~W~~
7.3 billion, respectively. In addition, the change had the effect of increasing our loss for the year by
~~W~~
5.5 billion and increasing our income tax benefit by
~~W~~
1.8 billion. In the case of our consolidated statement of cash flows for the year ended December 31, 2020, the change had the effect of decreasing our cash flows from operating activities by
~~W~~
8.1 billion and increasing our cash flows from investing activities by
~~W~~
8.1 billion. Our comparative consolidated financial statements as of and for the year ended December 31, 2019 have not been restated to retrospectively apply such amendments as there was no impact on our consolidated financial statements as of and for the year ended December 31, 2019. See Note 3(a) of the notes to our financial statements for further details regarding the effects of the change in accounting policy.
Operating Results
The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2019		%	2020		%	2021		2021 (1)%

	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	23,476	100.0%	~~W~~	24,262	100.0%	~~W~~	29,878	US$	25,137	100.0%
Cost of sales		(21,607)	92.0		(21,626)	89.1		(24,573)		(20,674)	82.2
Gross profit		1,868	8.0		2,636	10.9		5,305		4,463	17.8
Selling expenses		(1,058)	4.5		(818)	3.4		(933)		(785)	3.1
Administrative expenses		(948)	4.0		(755)	3.1		(919)		(773)	3.1
Research and development expenses		(1,222)	5.2		(1,099)	4.5		(1,222)		(1,028)	4.1
Other income		1,267	5.4		1,785	7.4		1,252		1,053	4.2
Other expenses		(3,098)	13.2		(1,999)	8.2		(1,281)		(1,078)	4.3
Finance income		277	1.2		439	1.8		426		358	1.4
Finance costs		(443)	1.9		(803)	3.3		(917)		(771)	3.1
Equity income on investments, net		12	0.1		12	0.1		8		7	0.0
Profit (loss) before income tax		(3,344)	(14.2)		(602)	(2.5)		1,719		1,446	5.8
Income tax benefit (expense)		472	2.0		526	2.2		(385)		(324)	(1.3)
Profit (loss) for the year		(2,872)	(12.2)		(76)	(0.3)		1,334		1,122	4.5

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of
~~W~~
1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2021 to 2020
Revenue
Our revenue increased by 23.1% from
~~W~~
24,262 billion in 2020 to
~~W~~
29,878 billion (US$25,137 million) in 2021. The increase in revenue resulted from increases in revenue derived from sales of panels for televisions, IT products and mobile and other applications, which were in turn mainly due to an increase in the number of those panels sold and an increase in the average selling prices of panels for televisions and IT products.
Revenue attributable to sales of panels for televisions increased by 40.5% from
~~W~~
6,738 billion in 2020 to
~~W~~
9,466 billion (US$7,964 million) in 2021, resulting from an increase in the average selling price of panels in this category in 2021 compared to 2020, accompanied by an increase in the number of units sold of panels in this category in 2021 compared to 2020. The average selling price of panels for televisions increased by 29.0% from
~~W~~
242,837 in 2020 to
~~W~~
313,308 (US$264) in 2021, and the total unit sales of panels in this category increased by 9.0% from 27.7 million panels in 2020 to 30.2 million panels in 2021. The increase in the average selling price of television panels was mainly due to an overall increase in the price of
TFT-LCD
television panels in 2021 and continued increase in the proportion of larger-sized
OLED television panels, which generally command higher selling prices than
TFT-LCD
television panels, in our product mix. The increase in the sales volume of panels for televisions reflected an increase in the sales volume of our large-sized
OLED panels in the premium television market, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of
TFT-LCD
television panels in our product mix.

Revenue attributable to sales of panels for IT products increased by 23.1% from
~~W~~
10,121 billion in 2020 to
~~W~~
12,459 billion (US$10,482 million) in 2021, resulting from an increase in the average selling price of panels in this category in 2021 compared to 2020, accompanied by an increase in the number of units sold of panels in this category in 2021 compared to 2020. The average selling price of panels for IT products increased by 11.4% from
~~W~~
103,563 in 2020 to
~~W~~
115,419 (US$97) in 2021, and the total unit sales of panels in this category increased by 10.4% from 97.7 million panels in 2020 to 107.9 million panels in 2021. The increase in the average selling price of our panels for IT products was mainly attributable to the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices in our product mix for panels for IT products, reflecting the continued solidification of our position in the high-end
IT product market as well as the further strengthening of our collaboration with our end-brand
customers. The increase in the sales volume of panels for IT products primarily reflected stronger global demand for such products due mainly to increased levels of working remotely, online schooling and social distancing in light of the ongoing global
COVID-19
pandemic.
Revenue attributable to sales of panels for mobile and other applications increased by 7.4% from
~~W~~
7,359 billion in 2020 to
~~W~~
7,900 billion (US$6,647 million) in 2021, resulting from an increase in the number of units sold of panels in this category in 2021 compared to 2020, partially offset by a slight decrease in the average selling price of panels in this category in 2021 compared to 2020.
The total unit sales of panels for mobile and other applications increased by 9.6% from 102.9 million in 2020 to 112.8 million in 2021, whereas the average selling price of panels in this category decreased by 2.0% from
~~W~~
71,537 in 2020 to
~~W~~
70,086 (US$59) in 2021. The increase in the sales volume of panels for mobile and other applications was attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together led to the strengthening of our collaboration with our end-brand
customers. The decrease in the average selling price of panels in this category was mainly due to downward pricing pressures in the smartphone market resulting from capacity expansion and increased competition by our competitors.
In addition, our revenue attributable to royalty and others increased by 20.5% from
~~W~~
44 billion in 2020 to
~~W~~
53 billion (US$45 million) in 2021. The increase was due to a 30.0% increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from
~~W~~
30 billion in 2020 to
~~W~~
39 billion (US$33 million) in 2021, while royalties remained constant at
~~W~~
14 billion (US$12 million) in each of 2020 and 2021.
Cost of Sales
Cost of sales increased by 13.6% from
~~W~~
21,626 billion in 2020 to
~~W~~
24,573 billion (US$20,674 million) in 2021. The increase in our cost of sales in 2021 compared to 2020 was attributable primarily to an increase in raw materials and component costs due to an increase in the number of panels sold in 2021 compared to 2020, as well as the increased share of high-end
products in our product mix which contributed to the increase in costs on a per unit basis during the same period.
As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 60.7%, 9.9%, 13.4%, 15.7% and 0.3%, respectively, in 2020 and 60.2%, 11.5%, 13.5%, 15.4% and (0.6)%, respectively, in 2021.
As a percentage of revenue, cost of sales decreased from 89.1% in 2020 to 82.2% in 2021. The decrease in our cost of sales as a percentage of revenue in 2021 compared to 2020 was attributable mainly to our continued efforts to increase the proportion of higher value-added products with higher margins in our product mix.
Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased slightly by 1.0% from
~~W~~
705,886 in 2020 to
~~W~~
698,649 (US$588) in 2021. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 3.4% from
~~W~~
94,704 in 2020 to
~~W~~
97,933 (US$82) in 2021. Such increase was due mainly to increases in the proportion within our television category as well as certain parts of our IT product category of larger panel units with differentiated specialty features and newer technologies, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin
As a result of the cumulative effect of the reasons explained above, our gross profit increased by 101.3% from
~~W~~
2,636 billion in 2020 to
~~W~~
5,305 billion (US$4,463 million) in 2021, and our gross margin increased from 10.9% in 2020 to 17.8% in 2021. The continued shift in our product mix toward higher-end
products in 2021 resulted in increases in both the average selling price and cost of sales per panel sold in 2021 compared to 2020, but the increase in average selling price outpaced the increase in cost of sales per panel sold mainly due to an increase in the proportion of higher margin products with differentiated technologies (such as OLED) in our product mix, as well as stronger global demand for consumer electronics products in light of the increased levels of working remotely, home schooling and social distancing caused by the
COVID-19
pandemic.
Selling and Administrative Expenses
Selling and administrative expenses increased by 17.7% from
~~W~~
1,573 billion in 2020 to
~~W~~
1,852 billion (US$1,558 million) in 2021. As a percentage of revenue, our selling and administrative expenses decreased from 6.5% in 2020 to 6.2% in 2021. The increase in selling and administrative expenses in 2021 compared to 2020 was attributable primarily to increases in:

•
shipping costs, resulting mainly from an increase in costs relating to our increased usage of air freight and an increase in ocean freight rates primarily caused by the
COVID-19
pandemic as well as a general increase in our overall sales volume in 2021 compared to 2020;
and

•	salaries, resulting primarily from an increase in general wage levels and the number of our employees.
The effects of such increases were partially offset by a decrease in our warranty expenses, resulting from a reduction in defects in our products equipped with newer technologies (such as OLED) during such period.
The following are the major components of our selling and administrative expenses for each of the years in the two-year
period ended December 31, 2021:

	Year ended December 31,
	2020		2021

	(in billions of Won)
Salaries	~~W~~	294	~~W~~	387
Expenses related to defined benefit plan		26		23
Other employee benefits		68		87
Shipping costs		148		299
Fees and commissions		222		248
Depreciation		215		267
Taxes and dues		83		75
Advertising		114		126
Warranty expenses		309		217
Insurance		13		17
Travel		8		7
Training		8		16
Others		65		83

Total	~~W~~	1,573	~~W~~	1,852

Research and Development Expenses
Research and development expenses increased by 11.2% from
~~W~~
1,099 billion in 2020 to
~~W~~
1,222 billion (US$1,028 million) in 2021. As a percentage of revenue, our research and development expenses decreased from 4.5% in 2020 to 4.1% in 2021. The research and development expenses in 2021 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net
Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense decreased by 86.6% from
~~W~~
215 billion in 2020 to
~~W~~
29 billion (US$24 million) in 2021. Such decrease was primarily due to a net foreign currency gain of
~~W~~
49 billion (US$41 million) in 2021 compared to a net foreign currency loss of
~~W~~
42 billion in 2020, reflecting the strengthening of the U.S. dollar against the Korean Won in 2021 compared to 2020, as well as a 63.9% decrease in net impairment loss on intangible assets from
~~W~~
78 billion in 2020 to
~~W~~
28 billion (US$24 million) in 2021, primarily due to a decrease in impairment loss associated with our development costs.
Such decreases were partially offset by a 100.3% increase in net loss on disposal of property, plant and equipment from
~~W~~
22 billion in 2020 to
~~W~~
45 billion (US$38 million) in 2021, mainly reflecting an increase in the volume of manufacturing equipment no longer in use that we disposed of in 2021 compared to 2020.
Finance Income (Costs), Net
Our total net finance costs increased by 34.9% from
~~W~~
364 billion in 2020 to
~~W~~
491 billion (US$413 million) in 2021. Such increase was mainly attributable to:

•
net foreign currency loss of
~~W~~
300 billion (US$252 million) in 2021 compared to net foreign currency gain of
~~W~~
142 billion in 2020, primarily due to higher exchange rate volatility in 2021 compared to 2020; and

•	a 17.3% increase in interest expense from ~~W~~ 370 billion in 2020 to ~~W~~ 434 billion (US$365 million) in 2021, which was mainly due to a decrease in capitalized interest in 2021 compared to 2020.
Such increases were offset in part by net gain on valuation of derivatives of
~~W~~
213 billion (US$179 million) in 2021 compared to net loss on valuation of derivatives of
~~W~~
187 billion in 2020, as the U.S. dollar generally appreciated against the Korean Won during the second half of 2021 and significantly fluctuated over these periods as a whole. Against such fluctuations, we also recognized net gains on transaction of derivatives of
~~W~~
24 billion in 2020 and
~~W~~
8 billion (US$7 million) in 2021.
Income Tax Expense (Benefit)
We recognized income tax expense of
~~W~~
385 billion (US$324 million) in 2021 compared to income tax benefit of
~~W~~
526 billion in 2020, primarily due to recording profit before income tax of
~~W~~
1,719 billion (US$1,446 million) in 2021 compared to loss before income tax of
~~W~~
602 billion in 2020, which led to a significant increase in current tax expense from
~~W~~
62 billion in 2020 to
~~W~~
363 billion (US$305 million) in 2021, and the recognition of deferred tax expense of
~~W~~
22 billion (US$19 million) in 2021 compared to a deferred tax benefit of
~~W~~
588 billion in 2020. As a result, our effective tax rate was 22.4% in 2021, whereas our effective tax rate was not calculated in 2020 due to the loss before income tax we recorded in such year. See Notes 22 and 23 of the notes to our financial statements.
Profit (Loss) for the Year
As a result of the cumulative effect of the reasons explained above, we recorded a loss for the year of
~~W~~
76 billion in 2020 but recorded a profit for the year of
~~W~~
1,334 billion (US$1,122 million) in 2021. Our loss for the year as a percentage of revenue was (0.3)% in 2020 and our profit for the year as a percentage of revenue was 4.5% in 2021.
Comparison of 2020 to 2019
Revenue
Our revenue increased by 3.3% from
~~W~~
23,476 billion in 2019 to
~~W~~
24,262 billion in 2020. The increase in revenue resulted from increases in revenue derived from sales of panels for IT products and mobile and other applications, which were in turn mainly due to increases in the number of panels sold for IT products and the average selling price of mobile and other applications, offset in part by a decrease in revenue derived from sales of panels for televisions.

Revenue attributable to sales of panels for IT products increased by 11.7% from
~~W~~
9,063 billion in 2019 to
~~W~~
10,121 billion in 2020, resulting from an increase in the number of units sold of panels in this category in 2020 compared to 2019, partially offset by a slight decrease in the average selling price of panels in this category in 2020 compared to 2019. The total unit sales of panels for IT products increased by 12.4% from 87.0 million panels in 2019 to 97.7 million panels in 2020, whereas the average selling price of panels in this category decreased by 0.6% from
~~W~~
104,224 in 2019 to
~~W~~
103,563 in 2020. The increase in the sales volume of panels for IT products primarily reflected stronger global demand for such products due mainly to increased levels of working remotely, online schooling and social distancing in light of the global
COVID-19
pandemic.
Revenue attributable to sales of panels for televisions decreased by 15.8% from
~~W~~
7,998 billion in 2019 to
~~W~~
6,738 billion in 2020, resulting from a significant decrease in the number of units sold of panels in this category in 2020 compared to 2019, partially offset by a significant increase in the average selling price of panels in this category in 2020 compared to 2019. The total unit sales of panels for televisions decreased by 38.2% from 44.8 million panels in 2019 to 27.7 million panels in 2020, whereas the average selling price of panels in this category increased by 36.1% from
~~W~~
178,395 in 2019 to
~~W~~
242,837 in 2020. The decrease in the sales volume of panels for television panels reflected a decrease in the sales volume of our
TFT-LCD
television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of
TFT-LCD
television panels in our product mix, including our decision to cease the production of most types of
TFT-LCD
television panels in Korea in 2020. The increase in the average selling price of television panels was mainly due to an increase in the proportion of OLED television panels, which generally command higher selling prices than
TFT-LCD
television panels, in our product mix.
Revenue attributable to sales of panels for mobile and other applications increased by 15.5% from
~~W~~
6,374 billion in 2019 to
~~W~~
7,359 billion in 2020, resulting from an increase in the average selling price of panels in this category in 2020 compared to 2019, accompanied by an increase in the number of units sold of panels in this category in 2020 compared to 2019. The average selling price of panels for mobile and other applications increased by 11.7% from
~~W~~
64,016 in 2019 to
~~W~~
71,537 in 2020, and the total unit sales of panels in this category increased by 3.3% from 99.6 million in 2019 to 102.9 million in 2020. The increase in the average selling price of panels for mobile and other applications was attributable to the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-margin OLED panels for smartphones, automotive products and wearable devices, in our product mix for panels in this category. The increase in the sales volume of panels in this category primarily resulted from an increase in market demand for the newly introduced smartphones of our end-brand
customers.
In addition, our revenue attributable to royalty and others increased by 7.3% from
~~W~~
41 billion in 2019 to
~~W~~
44 billion in 2020. The increase was due to a 11.1% increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from
~~W~~
27 billion in 2019 to
~~W~~
30 billion in 2020, while royalties remained constant at
~~W~~
14 billion in each of 2019 and 2020.
Cost of Sales
Cost of sales slightly decreased by 0.1% from
~~W~~
21,607 billion in 2019 to
~~W~~
21,626 billion in 2020. The decrease in our cost of sales in 2020 compared to 2019 was attributable primarily to a decrease in cost of raw materials and components, which was due principally to a decrease in total square meters of net display area we produced, partially offset by an increase in the proportion of products with differentiated specialty features and newer technologies that require higher-cost raw materials and components in our production mix. The effect of such decrease in cost of raw materials and components was largely offset by an increase in depreciation and amortization, which mainly reflected the commencement of depreciation of our AP4 fabrication facility in 2019 and our CO fabrication facility in 2020.

As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 62.8%, 9.8%, 13.4%, 13.5% and 0.5%, respectively, in 2019 and 60.7%, 9.9%, 13.4%, 15.7% and 0.3%, respectively, in 2020.
As a percentage of revenue, cost of sales decreased from 92.0% in 2019 to 89.1% in 2020. The decrease in our cost of sales as a percentage of revenue in 2020 compared to 2019 was attributable mainly to a shift in our business focus and product mix to increase the proportion of higher value-added products with higher margins.
Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 25.6% from
~~W~~
562,112 in 2019 to
~~W~~
705,886 in 2020. Such increase was due mainly to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, such as OLED panels (including plastic OLED panels for mobile and other applications), which generally have higher cost of sales per panel relative to other panel units within each product category, in our product mix during the same period. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 1.4% from
~~W~~
93,392 in 2019 to
~~W~~
94,704 in 2020. Such increase was also due mainly to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies in our product mix during the same period, the effect of which was partially offset by an increase in the proportion of smaller-sized
panels (including mobile and other applications and certain IT products) that generally have lower cost of sales per panel and a corresponding decrease in the proportion of larger-sized
television panels that generally have higher cost of sales per panel in our production mix.
Gross Profit and Gross Margin
As a result of the cumulative effect of the reasons explained above, our gross profit increased by 41.1% from
~~W~~
1,868 billion in 2019 to
~~W~~
2,636 billion in 2020, and our gross margin increased from 8.0% in 2019 to 10.9% in 2020. The continued shift in our product mix toward higher-end
products in 2020 resulted in increases in both the average selling price and cost of sales per panel sold in 2020 compared to 2019, but the increase in average selling price outpaced the increase in cost of sales per panel sold mainly due to an increase in the proportion of higher margin products with differentiated technologies (such as OLED) in our product mix, as well as stronger global demand for consumer electronics products in light of the increased levels of working remotely, home schooling and social distancing caused by the
COVID-19
pandemic.
Selling and Administrative Expenses
Selling and administrative expenses decreased by 21.6% from
~~W~~
2,006 billion in 2019 to
~~W~~
1,573 billion in 2020. As a percentage of revenue, our selling and administrative expenses decreased from 8.5% in 2019 to 6.5% in 2020. The decrease in selling and administrative expenses in 2020 compared to 2019 was attributable primarily to decreases in:

•
Salaries, as temporary increases in salaries in 2019 due to the retirement allowance incurred in connection with the implementation of voluntary retirement programs for our employees during 2019 was not repeated in 2020;

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

Research and Development Expenses
Research and development expenses decreased by 10.1% from
~~W~~
1,222 billion to
~~W~~
1,099 billion in 2020. As a percentage of revenue, our research and development expenses decreased from 5.2% in 2019 to 4.5% in 2020. The research and development expenses in 2020 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.
Other Income (Expense), Net
Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense decreased significantly from
~~W~~
1,830 billion in 2019 to
~~W~~
215 billion in 2020. Such decrease was primarily due to a significant decrease in net impairment loss on property, plant and equipment from
~~W~~
1,550 billion in 2019 to
~~W~~
38 billion in 2020. In addition, our net impairment loss on intangible assets decreased significantly from
~~W~~
248 billion in 2019 to
~~W~~
78 billion in 2020. Such significant decreases in impairment losses in 2020 were primarily attributable to the one-time
effect of the impairment losses incurred in 2019 with respect to the estimated recoverable amount of our property, plant and equipment and intangible assets relating to the Display (AD PO) cash generating unit and, to a much smaller extent, OLED lights cash generating unit in light of the prevailing and anticipated future market conditions at such time and the determination of our plan to discontinue our production of OLED light products.
Finance Income (Costs), Net
Our total net finance costs increased by 118.5% from
~~W~~
167 billion in 2019 to
~~W~~
364 billion in 2020. Such increase was mainly attributable to:

•
a 113.9% increase in interest expense from
~~W~~
173 billion in 2019 to
~~W~~
370 billion in 2020, which was mainly due to an increase in the average amount of our long-term borrowings outstanding as well as a decrease in capitalized interest in 2020 compared to 2019; and

•
net loss on valuation of derivatives of
~~W~~
187 billion in 2020 compared to net gain on valuation of derivatives of
~~W~~
42 billion in 2019, as the U.S. dollar generally depreciated against the Korean Won during the second half of 2020 and significantly fluctuated over these periods as a whole. Against such fluctuations, we also recognized net foreign currency gain of
~~W~~
142 billion in 2020 compared to net foreign currency loss of
~~W~~
19 billion in 2019, as well as net gains on transaction of derivatives of
~~W~~
22 billion in 2019 and
~~W~~
24 billion in 2020.

Income Tax Expense (Benefit)
Our income tax benefit increased by 11.0% from
~~W~~
472 billion in 2019 to
~~W~~
526 billion in 2020, resulting from a decrease in current tax expense, which was partially offset by a decrease in deferred tax benefit in 2020 compared to 2019. Our current tax expense decreased by 60.8% from
~~W~~
158 billion in 2019 to
~~W~~
62 billion in 2020, whereas our deferred tax benefit decreased by 7.0% from
~~W~~
630 billion in 2019 to
~~W~~
588 billion in 2020, as we continued to record a loss before income tax of
~~W~~
602 billion in 2020 compared to a loss before income tax of
~~W~~
3,344 billion in 2019 and reversed
~~W~~
267 billion of previously unrecognized tax credit carryforwards mainly as a result of an amendment in Korean tax laws to extend the tax credit carryforward period for deferred tax assets from five years to ten years.
Our effective tax rates were not calculated in 2019 and 2020 due to the loss before income tax we recorded in such years. See Note 23 of the notes to our financial statements.

Loss for the Year
As a result of the cumulative effect of the reasons explained above, our loss for the year decreased significantly from
~~W~~
2,872 billion in 2019 to
~~W~~
76 billion in 2020. Our loss for the year as a percentage of revenue was (12.2)% in 2019 and (0.3)% in 2020.
Non-GAAP
Financial Measures
In evaluating our business, we consider and use certain
non-GAAP
financial measures, such as EBITDA, as supplemental measures to review and assess our operating performance. The non-GAAP
financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB.
EBITDA is defined as profit (loss) for the year excluding interest expense, income tax expense, depreciation and amortization of intangible assets and interest income. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, because our significant capital assets are in different stages of depreciation, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four- or five-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with IFRS. EBITDA should not be considered as an alternative to gross profit, cash flows from operating activities or profit (loss) for the year, as determined in accordance with IFRS. A reconciliation of profit (loss) for the year to EBITDA for each of the years ended December 31, 2019, 2020 and 2021 is as follows:

	2019		2020		2021		2021 (1)

	(in billions of Won)						(in millions of US$)
Profit (loss) for the year	~~W~~	(2,872)	~~W~~	(76)	~~W~~	1,334	US$	1,122
Interest income		(53)		(70)		(89)		(75)
Interest expense		173		370		434		365
Income tax expense (benefit)		(472)		(526)		385		324
Depreciation and amortization		3,695		4,134		4,501		3,787

EBITDA	~~W~~	471	~~W~~	3,832	~~W~~	6,565	US$	5,523

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of
~~W~~
1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Item 5.B.	Liquidity and Capital Resources
Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of
~~W~~
3,336 billion,
~~W~~
4,218 billion and
~~W~~
3,542 billion (US$2,980 million) as of December 31, 2019, 2020 and 2021, respectively.

Our cash and cash equivalents was held in the following currencies as at December 31, 2021:

	(in billions of Won)
Korean Won	~~W~~	129
Chinese Yuan		2,053
U.S. Dollar		1,351
Other currencies		9

Total	~~W~~	3,542

We also had short-term deposits in banks of
~~W~~
79 billion,
~~W~~
79 billion and
~~W~~
743 billion (US$625 million), respectively, as of December 31, 2019, 2020 and 2021. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up
of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2022 to be primarily for capital expenditures and repayment of maturing debt.
As of December 31, 2019, we had current assets of
~~W~~
10,248 billion and current liabilities of
~~W~~
10,985 billion, resulting in a working capital deficit of
~~W~~
737 billion. As of December 31, 2020, we had current assets of
~~W~~
11,099 billion and current liabilities of
~~W~~
11,007 billion, resulting in a working capital surplus of
~~W~~
92 billion. As of December 31, 2021, we had current assets of
~~W~~
13,187 billion (US$11,095 million) and current liabilities of
~~W~~
13,995 billion (US$11,774 million), resulting in a working capital deficit of
~~W~~
808 billion (US$679 million). The working capital surplus as of December 31, 2020, compared to a working capital deficit as of December 31, 2019, was primarily attributable to a
~~W~~
1,615 billion decrease in other accounts payable, which mainly reflected a decrease in the outstanding balance of enterprise procurement cards (a type of corporate credit card used for paying for utilities and certain other goods and services) at December 31, 2020 compared to December 31, 2019 as a result of our accounts payable management activities during 2020, and a
~~W~~
882 billion increase in cash and cash equivalents mainly as a result of general increase in our cash levels in light of corresponding increases in our revenue and profitability as well as our response to increased uncertainties in the financial markets and our business environment, the effects of which were partially offset by a
~~W~~
1,218 billion increase in our current financial liabilities, which mainly reflected an increase in the current portion of long-term financial liabilities payable as of the end of 2020 compared to the end of 2019, and a
~~W~~
1,161 billion increase in our trade accounts and notes payable mainly as a result of extensions to applicable payment terms with certain outside vendors. The working capital deficit as of December 31, 2021, compared to a working capital surplus as of December 31, 2020, was primarily attributable to a
~~W~~
1,035 billion increase in trade accounts and notes payable mainly due to increases in purchases of raw materials and components in 2021 compared to 2020 in anticipation of stronger demand for our products in light of the increased levels of working remotely, home schooling and social distancing caused by the
COVID-19
pandemic, a
~~W~~
875 billion increase in our current financial liabilities, which mainly reflected an increase in the current portion of long-term liabilities payable as of the end of 2021 compared to the end of 2020, and a
~~W~~
676 billion decrease in cash and cash equivalents due to a decrease in demand deposits, the effects of which were partially offset by a
~~W~~
1,180 billion increase in inventory as a result of inventory stocking in light of supply chain uncertainties in part due to the
COVID-19
pandemic as discussed above and a
~~W~~
1,057 billion increase in net trade accounts and notes receivable, which was mainly caused by increases in our revenue and sales of trade accounts and receivable in 2021.
Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient sources of working capital, including in the form of debt financing, for at least the next 12 months following the date of this annual report. In 2021, we issued domestic bonds in the aggregate principal amount of
~~W~~
500 billion (US$421 million), and we entered into a number of short-term and long-term facility loan agreements, from which we have drawn down the full aggregate principal amount of US$518 million (
~~W~~
614 billion) as of December 31, 2021 in short-term loans and
~~W~~
500 billion (US$421 million) and US$680 million (
~~W~~
806 billion) in long-term loans, in each case as of December 31, 2021, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2021.
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

Our net cash provided by operating activities amounted to
~~W~~
2,707 billion in 2019,
~~W~~
2,279 billion in 2020, and
~~W~~
5,753 billion (US$4,840 million) in 2021. The decrease in net cash provided by operating activities in 2020 compared to 2019 was mainly due to changes in our working capital, including a decrease in other accounts payable primarily reflecting a decrease in the outstanding balance of enterprise procurement cards (a type of corporate credit card used for paying for utilities and certain other goods and services) at December 31, 2020 compared to December 31, 2019 as a result of our accounts payable management activities during 2020, and, to a lesser extent, an increase in inventory mainly due to an increase in the proportion of more expensive, higher value-added products in our inventory in 2020 compared to 2019. The increase in net cash provided by operating activities in 2021 compared to 2020 was mainly due to an increase in cash collected from our customers, primarily as a result of an increase in our sales revenue. The increase in net cash provided by our operating activities in 2021 compared to 2020 was offset in part by an increase in inventory as a result of inventory stocking in light of supply chain uncertainties in part due to the
COVID-19
pandemic as discussed above.
The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up
of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2020, our inventory levels increased by 5.9% from year-end
2019. In 2021, our inventory levels increased by 54.3% from
year-end
2020.
Inventories consisted of the following for the dates indicated:

	As of December 31,
	2019		2020		2021		2021 (1)

	(in billions of Won and millions of US$)
Finished goods	~~W~~	730	~~W~~	785	~~W~~	1,180	US$	993
Work in process		757		733		1,202		1,011
Raw materials		406		492		787		662
Supplies		159		161		181		152

Total	~~W~~	2,051	~~W~~	2,171	~~W~~	3,350	US$	2,818

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of
~~W~~
1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021, as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to
~~W~~
6,755 billion in 2019,
~~W~~
2,311 billion in 2020 and
~~W~~
4,263 billion (US$3,587 million) in 2021. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to
~~W~~
6,927 billion,
~~W~~
2,595 billion and
~~W~~
3,141 billion (US$2,643 million) in 2019, 2020 and 2021, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings and bond issuances.
We currently expect that, in 2022, our total capital expenditures on a cash out basis will be higher compared to 2021 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.
Our net cash provided by financing activities amounted to
~~W~~
4,988 billion in 2019 and
~~W~~
932 billion in 2020, and our net cash used in financing activities amounted to
~~W~~
2,466 billion (US$2,075 million) in 2021. The decrease in net cash provided by financing activities in 2020 reflects primarily decreases in net proceeds from long-term borrowings and issuance of bonds, as well as an increase in our repayment of short-term borrowings, in 2020 compared to 2019, partially offset by an increase in proceeds from short-term borrowings in 2020 compared to 2019. The net cash used in financing activities in 2021 compared to net cash provided by financing activities in 2020 reflects primarily an increase in our repayment of current portion of long-term borrowings and bonds in 2021 compared to 2020 as well as a decrease in net proceeds from issuance of long-term borrowings in 2021 compared to 2020, partially offset by an increase in proceeds from short-term borrowings and issuance of bonds in 2021 compared to 2020.

At our annual general meetings of shareholders on March 15, 2019, March 20, 2020 and March 23, 2021, we did not declare any cash dividend to our shareholders. At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of
~~W~~
650 per share of common stock, amounting to a total cash dividend of
~~W~~
232.6 billion to our shareholders of record as of December 31, 2021.
We had a total of
~~W~~
697 billion,
~~W~~
395 billion and
~~W~~
614 billion (US$518 million) of short-term borrowings outstanding as of December 31, 2019, 2020 and 2021, respectively. All of our outstanding short-term borrowings as of December 31, 2021 were subject to floating interest rates. For further information regarding our short-term borrowings, including their interest rate and currency structure, please see Note 11 of the notes to our financial statements.
As of December 31, 2021, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$1,015 million at the parent company level in connection with our export sales transaction with our subsidiaries.
In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities in Korean Won and foreign currencies for up to aggregate amounts of
~~W~~
90 billion and US$2,438 million, respectively.
For further information regarding these facilities, please see Note 14 of the notes to our financial statements.
As of December 31, 2021, we had outstanding long-term debt including current portion in the amount of
~~W~~
12,053 billion (US$10,140 million) and prior to deducting discounts on bonds, consisting of
~~W~~
1,480 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$2,782 million of U.S. dollar denominated long-term loans, CNY18,017 million of CNY denominated long-term loans,
~~W~~
2,785 billion of Korean Won denominated long-term loans and US$857 million of outstanding U.S. dollar denominated convertible bonds (as measured by their fair value as of such date), which are accounted for as financial liabilities at fair value through profit or loss. Such convertible bonds, which were issued on August 22, 2019 at an aggregated principal value of US$687.8 million and will mature on August 22, 2024, may be converted into shares of our common stock during the period between August 23, 2020 and August 12, 2024 at the conversion price of
~~W~~
19,845 per share, subject to adjustment in the case of certain dilutive events. The terms of such convertible bonds also include provisions for early redemption at our option or the bondholders’ option, and the bondholders’ option will be exercisable on August 22, 2022. For further information on our outstanding convertible bonds as of December 31, 2021, see Note 11(f) of the notes to our financial statements. As of December 31, 2021, 43.5% of our outstanding long-term debt were subject to fixed interest rates.
The terms of some of our long-term debt contain provisions that would trigger a requirement for early repayment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2021. For further information about our short- and long-term debt obligations as of December 31, 2021, including their interest rate and currency structure, see Note 11 of the notes to our financial statements.
As of December 31, 2021, we have entered into six agreements to guarantee the payment obligations in the aggregate amount of US$957 million of our subsidiary LG Display Vietnam Haiphong Co., Ltd. under credit facilities and payables facilities with various financial institutions, including Sumitomo Mitsui Banking Corporation, Standard Chartered Bank, Citibank, Export-Import Bank of Korea and Bank of Australia and New Zealand, among other lenders.
We also utilize cross-currency swap contracts and foreign currency forward contracts to hedge our foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”
The following table summarizes our material short- and long-term cash requirements as of December 31, 2021:

	Payments Due by Period
(in billions of Won)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Unsecured bank borrowings	7,634	2,194	4,797	643	—
Secured bank borrowings	3,060	471	1,419	1,170	—
Unsecured bond issues	2,532	1,461	715	267	89
Trade accounts and notes payable	4,814	4,814	—	—	—
Other accounts payable	2,330	2,330	—	—	—
Other accounts payable (enterprise procurement cards) (1)	1,074	1,074	—	—	—
Long-term other accounts payable	586	—	226	161	199
Securities deposits received	11	8	3	—	—
Lease Liabilities	91	44	32	7	8
Derivatives	8	7	1	—	—
Derivatives for cash flow hedge	13	13	—	—	—

Total contractual cash obligations	22,153	12,416	7,193	2,248	296

(1)	Represents the amount of utility expenses and other expenses paid using the enterprise procurement cards. For further information, please see Note 25 of the notes to our financial statements.
We intend to fund our cash commitments with cash flows generated from our operations as well as debt financing activities. In addition, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.
Expenses relating to our license fees and royalty payments under existing license agreements were
~~W~~
122 billion in 2019,
~~W~~
136 billion in 2020 and
~~W~~
150 billion (US$126 million) in 2021, representing 6.9%, 7.8% and 6.5% of our research and development related expenditures in 2019, 2020 and 2021, respectively, in each case based on our current method of recognizing our research and development related expenditures, which was revised in 2019. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.
Taxation
In 2021, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first
~~W~~
200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between
~~W~~
200 million and
~~W~~
20 billion, 24.2% (including local income surtax) for our taxable income between
~~W~~
20 billion and
~~W~~
300 billion, and 27.5% (including local income surtax) for our taxable income in excess of
~~W~~
300 billion.
Tax Credits
We are entitled to a number of tax credits relating to certain investments in tangible assets for business use (excluding certain assets for which tax credits are not permitted under Korean tax laws) and facilities used for research and development, human resources development, energy conservation and environment preservation. For example, in 2021, under the Restriction of Special Taxation Act, we were entitled to a basic tax credit of 1% of our qualifying capital investments in 2021 and an additional tax credit of 3% (limited to twice the basic credit amount) of our qualifying capital investments in excess of the average capital investment amount for the previous three years. Under the same law, we are also entitled to a tax credit on a percentage of our research and development expenses incurred for procuring certain “new growth engine and source technologies,” which include OLED display technology. The applicable amount of such tax credit is calculated by multiplying the applicable research and development expenses by the sum of (x) 20% and (y) three times the proportion of such research and development expenses as a percentage of revenue.
Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next ten years. As of December 31, 2021, we had recognized deferred tax assets related to these credits of
~~W~~
490 billion (US$412 million), which may be utilized against future income tax liabilities through 2031. In addition, we also had unused tax credit carryforwards of
~~W~~
183 billion (US$154 million) as of December 31, 2021 for which no deferred tax asset was recognized.

Item 5.C.	Research and Development, Patents and Licenses, etc.
Research and Development
The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators.
To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at improving the process, performance and design of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

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

•
In 2021, we produced
65-inch
UHD bendable OLED television display products and
83-inch
UHD OLED television display products. In addition, we developed the world’s first
42-inch
OLED television display product. For
TFT-LCD
commercial products, we developed the world’s first
15.6-inch
QHD 240Hz gaming notebook products, the world’s first
27-inch
and
31.5-inch
UHD high contrast ratio monitor products and our first LCD 750R extreme curvature automotive display product.

As the product life cycle of display panels using certain of the existing
TFT-LCD
technology is approaching maturity, we plan to continue to focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as in smartphones, commercial displays and automotive displays.
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
We complement our
in-house
research and development capability through collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. As part of our such efforts, we have established cooperation centers within various universities, including Seoul National University and Korea Advanced Institute of Science and Technology, in order to promote the research and development of various technologies for use in future display panels. Recently, in December 2021, we entered into an agreement with Yonsei University to establish a “Display Fusion Engineering Department” that offers specialized classes in technical fields such as electronics, electricity, physics, chemistry and materials with the aim to cultivate next-generation talents. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in specific fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. As of December 31, 2021, we employed more than 4,700 engineers, researchers, designers, technicians and support personnel in connection with our research and development activities.
While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.
Intellectual Property
Overview
Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of
TFT-LCD
and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2022 to 2041. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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
Expenses relating to our license fees and royalty payments under existing license agreements were
~~W~~
122 billion in 2019,
~~W~~
136 billion in 2020 and
~~W~~
150 billion (US$126 million) in 2021, representing 6.9%, 7.8% and 6.5% of our research and development related expenditures in 2019, 2020 and 2021, respectively, in each case based on our current method of recognizing our research and development related expenditures, which was revised in 2019. We recognized royalty income in the amount of
~~W~~
14 billion in 2019,
~~W~~
14 billion in 2020 and

~~W~~

14 billion (US$12 million) in 2021.
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

Item 5.D.	Trend Information
These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Critical Accounting Estimates
Our financial statements are prepared in accordance with IFRS as issued by the IASB. See Notes 3, 7, 9, 10, 12, 13 and 23 of the notes to our financial statements for a discussion on the accounting policies critical to an understanding of our consolidated financial statements.

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
10A-3
of the Exchange Act.

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Byoung Ho Lee	July 6, 1964	Director	March 2018	March 2024	Professor, Electrical and Computer Engineering, Seoul National University

Doocheol Moon	November 5, 1967	Director	March 2021	March 2024	Professor, School of Business, Yonsei University

Chung Hae Kang	May 20, 1964	Director	March 2022	March 2025	Professor, University of Seoul Law School

Jungsuk Oh (1)	September 30, 1970	Director	April 2022	March 2023	Professor, Operations Management, Seoul National University

(1)
Pursuant to the rules of the Korean Commercial Code, Mr. Jungsuk Oh has been appointed as our temporary outside director by the Seoul Southern District Court to replace Mr. Chang-Yang Lee, our former outside director, who resigned from his position on April 8, 2022.

Our
Non-Outside
Directors
Our current
non-outside
directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Hoyoung Jeong	November 2, 1961	President, Chief Executive Officer, Representative Director	March 2020	March 2023	—

Sunghyun Kim	December 12, 1967	Senior Vice President, Chief Financial Officer, Director	March 2022	March 2025	—

Beom Jong Ha	July 16, 1968	Director	March 2022	March 2025	—

Our
Non-Director
Executive Officers
Our current
non-director
executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age
Myoung Kyu Kim	President	Head of Medium-Small Display Business Unit	59

Yong Min Ha	Executive Vice President	Head of Precedence Technology Laboratory	55

Chang Ho Oh	Executive Vice President	Head of Large Display Business Unit	56

Jong Woo Kim	Executive Vice President	Chief Production Officer	56

Soo Young Yoon	Executive Vice President	Chief Technology Officer	55

Yoong Ki Min	Executive Vice President	Head of Medium Display Business Group	56

Byeong Koo Kim	Senior Vice President	Head of Auto Business Group	54

Kang Yeol Oh	Senior Vice President	Head of Small Display Sales/Marketing Group	57

Tae Seung Kim	Senior Vice President	Leader of P10 Infra Set-up Task Force	57

Won Ho Cho	Senior Vice President	Head of Small Display Manufacture Center	58

Hyun Chul Choi	Senior Vice President	Head of Small Display Business Group	54

Young Sang Byun	Senior Vice President	Head of Medium Display Manufacture Center	56

Jin Hyo Lee	Senior Vice President	Head of Legal Group	49

J. Kenneth Oh	Senior Vice President	Head of Intellectual Property Division	54

Han Seop Kim	Senior Vice President	Head of Large Display Development Group	56

Sang Ho Song	Senior Vice President	Chief of Human Resource Officer	53

Jeong Ki Park	Senior Vice President	Head of Medium Display Development Group	53

Young Seok Choi	Senior Vice President	Head of Production Technology Center	53

Hyeon Woo Lee	Senior Vice President	Head of Life Display Business Group	54

Hee Yeon Kim	Senior Vice President	Head of Corporate Strategy Group	52

Jin Kyu Lee	Senior Vice President	Head of DX Group	52

Woo Sup Shin	Senior Vice President	Head of Large Display Manufacture Center	52

Seong Hee Kim	Senior Vice President	Chief Safety Environment Officer	53

Yoo Seok Park	Senior Vice President	Head of Quality Management Center	51

Jeom Jae Kim	Vice President	Head of Foundation Technology Laboratory	53

Seung Min Lim	Vice President	Head of Corporate Planning & Management Group	54

Je Bong Kim	Vice President	Head of Medium-Small Display Planning & Management Division	56

Jae Hong Park	Vice President	Head of Small Display Product Development Group	52

Kwang Jin Kim	Vice President	Head of Large Display Sales & Marketing Group	52

Soon Kwang Hong	Vice President	Head of Small Display Product Development Division 2	51

Chang Han Kim	Vice President	Head of Gaming Display Business Division	52

Keuk Sang Kwon	Vice President	Head of Auto Product Development Division 1	51

Kwon Shik Park	Vice President	Head of Device Process Research Division	52

Dong Eun Lee	Vice President	Head of China Business Management Division	54

Chang Sub Choi	Vice President	Head of Japan Office	55

Dong Hoon Lee	Vice President	Head of Auditing & Management Consulting Division	50

Jin Nam Park	Vice President	Head of Purchasing Group	50

Doo Jong Jin	Vice President	Leader of Module Strategy Task Force	54

Bu Yeol Lee	Vice President	Head of R&D Strategy Division	50

Chang Mog Jo	Vice President	Head of Equipment Technology Division	56

Jin Gu Jeung	Vice President	Head of GuangZhou Complex Group	52

Chae Woo Choi	Vice President	Head of Commercial Business Division	52

Sang Yoon Park	Vice President	Head of Medium Display Product Development Division 2	52

Hong Sung Song	Vice President	Head of Large Display Product Development Division 1	53

Eun Kuk Kyung	Vice President	Head of Accounting Division	52

Young Dall Park	Vice President	Head of Vietnam HR & Business Suppoprt Division	51

Yong In Park	Vice President	Head of POLED Panel Research Division	52

Seung Jun Han	Vice President	Head of Convergence Technology Research Division	52

Hoon Jeong	Vice President	Head of Medium Display Panel Development Division	49

Myung Su Suk	Vice President	Head of Vietnam Complex Group	51

Jong Seo Yoon	Vice President	Head of Medium Display Product Planning Division	50

Han Wook Hwang	Vice President	Head of Small Display Panel Development Group	46

Seung Ho Kwon	Vice President	Head of Large Display Cell Division	50

Tae Rim Lee	Vice President	Leader of Large Display Performance Improvement Task Force	46

In Hyuk Song	Vice President	Head of Medium OLED Panel Development Division	44

Tae Shick Kim	Chief Research Fellow	Leader of Large Display Device Development Task Force	53

Seong Hoon Chun	Vice President	Leader of Plate Task Force	51

Sung Chun Kang	Vice President	Head of Medium Display Factory 2	52

Joon Young Yang	Vice President	Head of OLED Panel Research Division	51

Tae Hyung Lim	Vice President	Head of Medium Display Sales Division 1	52

Kyung Joon Kwon	Vice President	Head of Small Display Driving Technology Division	46

Jae Young Kwon	Vice President	Head of Medium-Small Display Sales/Marketing Group	52

Sung Joon Bae	Vice President	Head of Large Display Panel Development Division	50

Hae Won Lee	Vice President	Head of Production Technology Division	51

Won Gyun Youn	Vice President	Head of Medium Display Product Development Division 3	50

Ki Young Kim	Vice President	Head of Medium-Small Display Quality Division	50

Ji Ho Baek	Vice President	Head of OC Research/Development Division	50

Seung Do Kim	Vice President	Head of Nanjing Factory	50

Heung Soo Kim	Vice President	Head of Small Display Factory 2	51

In Kwan Choi	Vice President	Head of Small Display Module Technology Division	50

Jong Suk Jeon	Vice President	Head of Large Display Sales Division 3	47

Sang Hyun Ahn	Vice President	Head of Auto Sales Division	51

Won Seok Kang	Vice President	Leader of Life Display Product Planning Task Force	50

Whan Woo Park	Vice President	Head of Small Display Sales Division 2	49

Byung Seung Lee	Vice President	Head of SCM DX Division	45

Hoon Choi	Vice President	Head of Product Technology Division	50

Han Koo Lee	Vice President	Head of Business Support Group	54

Han Yong Nam	Vice President	Head of Purchasing Division 2	53

Hu Kag Lee	Vice President	Head of LGDCO Subsidiary	51

Jong Uk Bae	Vice President	Head of Large Display Process Development Division	51

Jong Duck Kim	Vice President	Head of Large Display Planning & Management Division	51

Chun Ho Yeo	Vice President	Head of Business Development Division	52

Hyung Jung Lee	Vice President	Head of Large Display SCM Division	52

Pan Youl Kim	Vice President	Head of Small Display Product Development Division 3	50

In Keun Jeong	Vice President	Head of Advanced Quality Division	50

Jae Jun Ahn	Vice President	Head of Small Display Process Integration Division	48

Ki Hwan Son	Vice President	Head of Auto Marketing Product Planning Division	43

Gwang Tae Kim	Vice President	Head of Medium Display Precedence Development Division	49

Joon Hyeok Jang	Vice President	Head of Large Display Sales Division 2	48

Ui Jin Chung	Vice President	Leader of EXO Task Force	50

Jae Hyeob Seo	Vice President	Head of Gumi Complex Group	51

Tae Wook Kang	Vice President	Head of Customer Insight Division	45

Juhn Suk Yoo	Chief Research Fellow	Leader of Small Display Advanced Technology Development Task Force	50

Woo Nam Jeong	Chief Research Fellow	Leader of MTB Task Force	55

Seong Gon Kim	Vice President	Head of Medium Display Sales Division 3	44

Sang Hoon Jung	Vice President	Leader of Next Generation Display Research Task Force	45

Jong Seob Choi	Vice President	Head of Global HR Division	44

Jun Hyuk Choi	Vice President	Head of Public Relations Division	48

Kyu Dong Kim	Vice President	Head of Finance & Risk Management Division	44

Seong Pil Shin	Vice President	Head of Public Affairs Division	48

Item 6.B.	Compensation
The aggregate remuneration and
benefits-in-kind
we paid in 2021 to our directors was
~~W~~
2.1 billion (US$1.7 million). This included
~~W~~
1.3 billion (US$1.1 million) in salary paid to Hoyoung Jeong, our chief executive officer, and
~~W~~
397 million (US$0.3 million) in salary paid to Donghee Suh, our former chief financial officer, in each case for the period during which each such person served on our board of directors in 2021.
The aggregate remuneration and
benefits-in-kind
we paid in 2021 to our
non-director
executive officers was
~~W~~
32.5 billion (US$27.1 million).
The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding
~~W~~
500 million in 2021 was as follows:

Name	Position	Composition of Total Compensation					Total Compensation
		Salary		Bonus (1)	Retirement Benefits
		(in millions of Won)
In Byeong Kang (2)	Advisory Officer	~~W~~	325	—	~~W~~	1,458	~~W~~	1,783
Yeong Giu Hong (2)	Advisory Officer	~~W~~	225	—	~~W~~	1,146	~~W~~	1,371
Hoyoung Jeong	Chief Executive Officer	~~W~~	1,340	—		—	~~W~~	1,340
Yung Keun Choi (2)	Advisory Officer	~~W~~	282	—	~~W~~	954	~~W~~	1,236
Jung Sik Shin (2)	Advisory Officer	~~W~~	278	—	~~W~~	895	~~W~~	1,173

(1)	Based on our performance in 2020.
(2)	Former officer who retired from his position as of March 31, 2021.

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
We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2021, we paid a premium of approximately US$1.5 million in respect of this insurance policy.

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
Audit Committee
Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of four outside directors: Byoung Ho Lee, Doocheol Moon, Chung Hae Kang and Jungsuk Oh.
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
Outside Director Nomination Committee
Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Doocheol Moon and Chung Hae Kang, and one non-outside
director, Beom Jong Ha. The chairman’s seat is currently vacant due to changes in the existing members of our board of directors, and a new chairman will be elected at a future meeting of the committee. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.
The committee holds meetings as necessary for the nomination of outside directors.
Management Committee
The Management Committee is comprised of two
non-outside
directors, Hoyoung Jeong and Sunghyun Kim.
The chairman is Hoyoung Jeong. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.
The committee holds meetings from time to time as needed.
Related Party Transaction Committee
The Related Party Transaction Committee, which was newly created in July 2021, is comprised of two outside directors, Byoung Ho Lee and Chung Hae Kang, and our chief financial officer and non-outside
director, Sunghyun Kim. The chairman is Chung Hae Kang. The committee reviews related party and other internal transactions to ensure compliance with the Monopoly Regulation and Fair Trade Act and makes recommendations to our board of directors.
The committee holds regular meetings at least once each half-year, and more frequently as needed.
ESG Committee
The ESG Committee, which was newly created in April 2021, is comprised of three outside directors, Byoung Ho Lee, Doocheol Moon and Chung Hae Kang, and our chief executive officer and non-outside
director, Hoyoung Jeong. The chairman is Doocheol Moon. The committee is responsible for reviewing and establishing policies and strategies relating to the environment and safety, social responsibility, customer value, shareholder value and corporate governance, and making recommendations to our board of directors.
The committee holds regular meetings at least once each half-year, and more frequently as needed.

Item 6.D.	Employees
As of December 31, 2021, we had 70,707 employees, including 43,004 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2019, 2020 and 2021:

	As of December 31,
Employees (1)	2019	2020	2021
Production	49,575	53,336	59,976
Technical(2)	8,198	7,541	8,018
Sales & Marketing	1,615	1,432	1,526
Management & Administration	1,041	1,051	1,187

Total	60,429	63,360	70,707

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development and engineering personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We also provide on-the-job
training for our new employees and develop training programs to identify and promote new leaders.
As of December 31, 2021, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.
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
housing for certain employees.
Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum
severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2021, the fair value of our defined benefit obligations amounted to
~~W~~
1,684 billion (US$1,417 million), while the fair value of our benefit plan assets amounted to
~~W~~
1,751 billion (US$1,473 million), including amounts relating to employees of our foreign subsidiaries. See Note 12 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.
As of December 31, 2021, our employee stock ownership association owned approximately 0.00001% of our common stock.

Item 6.E.	Share Ownership
Common Stock
The persons who are currently our executive officers held, as a group, 117,531 shares of our common stock as of April 20, 2022, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our registered executive officers, including our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.
In addition, our articles of incorporation provide for a stock option plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. All of the stock options we have previously granted have expired and none are currently outstanding.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders
The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 20, 2022 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	23,811,048	6.7%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 20, 2022. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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
~~W~~
5,924 billion (US$4,984 million), or 19.8% of our sales, in 2021.
Sales to LX International
We sell our products to certain subsidiaries of LX International, our affiliated trading company, in regions where doing so is consistent with local market practices. These subsidiaries of LX International process orders from and distribute products to customers located in their region.
Sales to LX International and its subsidiaries amounted to
~~W~~
571 billion (US$480 million), or 1.9% of our sales, in 2021. We sell our products to these subsidiaries of LX International at such prices and on terms determined based on then-prevailing market terms and prices as adjusted for LX International’s requirements such as volume and our internal projections regarding market trends.
Purchases from LG Electronics
We purchase equipment, photo masks, components and certain services, such as transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to
~~W~~
685 billion (US$576 million), or 3.8% of our total purchases, in 2021.
Purchases from LX International
We procure a portion of our production materials, supplies and services, from LX International and its subsidiaries. We use LX International and its subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. Purchase prices we pay to these subsidiaries of LX International and other terms of our transactions with them are negotiated based on then-prevailing market terms and prices as adjusted for our requirements such as volume and specifications and our internal projections regarding market trends. We expect to continue to utilize LX International’s overseas subsidiaries for the procurement of a portion of our production materials, supplies and services.
Our purchases, including purchases of materials, supplies and services, from LX International and its subsidiaries, amounted to
~~W~~
287 billion (US$241 million), or 1.6% of our total purchases, in 2021.

Other Purchases
Under a master purchase agreement, we procure, on an
“as-needed”
basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to
~~W~~
635 billion (US$534 million), or 3.5% of our total purchases, in 2021.
Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics, LX International and LG Chem and their respective subsidiaries, amounted to
~~W~~
2,220 billion (US$1,868 million), or 12.4% of our total purchases, in 2021.
Intellectual Property Related Agreements with LG Corp. and LG Electronics
We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 20, 2022, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.
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
See “Item 18. Financial Statements” and pages
F-1
through F-119.
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

After the commencement of the U.S. Department of Justice investigation, various class action complaints and separate claims by direct and indirect purchasers of our products were filed against us and other
TFT-LCD
panel manufacturers in the United States and Canada, alleging violations of respective antitrust and related laws. In addition, from 2010 to 2012, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against us, alleging similar antitrust violations. In June 2018, the attorney general of the Commonwealth of Puerto Rico filed a complaint against us and other
TFT-LCD
panel manufacturers alleging unjust enrichment in connection with the aforementioned U.S. Department of Justice investigation. Since then, we have reached settlements with each of the plaintiff classes and separate plaintiffs, as well as with the aforementioned state attorneys general, with the exception of the attorney general of the Commonwealth of Puerto Rico, which settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. As of April 20, 2022, we have not been served with the complaint from the attorney general of the Commonwealth of Puerto Rico.
A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on
claims from the above-described European Commission’s decision in December 2010. We have since reached settlements with each of the claimants, with the exception of a follow-on
damages claim filed by Granville in December 2016. As of April 20, 2022, we are vigorously defending ourselves against claims by Granville.
In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 20, 2022, we have not been served with the complaint from Hatzlacha.
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
In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims. We recognize provisions with respect to those legal claims in which our management has concluded that there is a present or constructive obligation arising from a past event, it is more likely than not that an outflow of resources will result to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As of December 31, 2021, we did not recognize any provisions with respect to any legal claims based on our management’s assessment of the likely outcomes. However, the actual outcomes may be different from those estimated as of December 31, 2021 and may have an adverse effect on our operating results or financial condition.
Dividends
Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.
At our annual general meetings of shareholders on March 15, 2019, March 20, 2020 and March 23, 2021, we did not declare any cash dividend to our shareholders. At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of
~~W~~
650 per share of common stock, amounting to a total cash dividend of
~~W~~
232.6 billion to our shareholders of record as of December 31, 2021.

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
Principal Trading Market
The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of
~~W~~
5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2021, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL” since July 22, 2004. One ADS represents one-half
of one share of common stock. As of December 31, 2021, 15,910,934 ADSs were outstanding.

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
General
Under our articles of incorporation, which was last amended in March 2022, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting
preferred stock, both with par value of
~~W~~
5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2021, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable
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
In addition, we may issue convertible bonds or bonds with warrants, respectively, up to an aggregate face amount of
~~W~~
2.5 trillion to persons other than existing shareholders. The classes of shares to be issued upon conversion of bonds or exercise of warrants shall be common stock. In addition, since September 2019, pursuant to the Electronic Registration Act, in lieu of issuing bond or warrant certificates, we electronically register the bonds and warrant rights that would otherwise be indicated on warrant certificates on an electronic registry of an electronic registration institution.
Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2021, approximately 0.00001% of our common stock was held by our employee stock ownership association.
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
and
The Chosun Ilbo
, both daily newspapers of general circulation published in Seoul, or through the electronic disclosure system operated by the Financial Supervisory Service of Korea or the Korea Exchange.
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
Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•
if the government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Economy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies, foreign exchange equalization funds or financial institutions; and

•
if the government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea, foreign exchange equalization funds or financial institutions.

Government Review of Issuance of ADSs
In order for us to issue ADSs outside Korea, we are required to submit a report to the Ministry of Economy and Finance or our designated foreign exchange bank (depending on the aggregate issue amount) with respect to the issuance of the ADSs. No further governmental approval is necessary for the offering and issuance of the ADSs.
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

Item 10.E .	Taxation
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
Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, subject to certain exceptions, Korean tax law requires you (or your agent) as the beneficial owner of such Korean source income to submit the relevant application (Application for Entitlement to Reduced Tax Rate or Application for Tax Exemption, as the case may be) along with a certificate of your tax residency issued by a competent authority of your country of tax residence (“BO Application”). Such application should be submitted to the withholding agent prior to the payment date of such Korean source income. Subject to certain exceptions, where the Korean source income is paid to an overseas investment vehicle that is not the beneficial owner of such income (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to the Korean source income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO Applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such Korean source income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of an application for tax exemption, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.
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
Securities Transaction Tax
If you transfer shares of common stock on the Korea Exchange in 2022, you will be subject to securities transaction tax at the rate of 0.08% (which tax is expected to be eliminated beginning January 1, 2023) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.43% if the transfer is made in 2022 (which rate is expected to be reduced to 0.35% beginning January 1, 2023) and will not be subject to an agriculture and fishery special surtax.

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
Non-reporting
or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported
tax amount or 10% to 60% of the under-reported tax amount, respectively. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 9.125% per annum (which shall be reduced to a range from 6.94% per annum to 8.03% per annum according to the proposed amendment of the Presidential Decree of the National Tax Basic Law) of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.
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
Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year.
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
Interest Rate Risks
Our exposure to interest rate risks relates primarily to our short-term and long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2021, we had outstanding short-term and long-term debt, including current portion and prior to deducting discounts on bonds, in the aggregate amount of
~~W~~
12,667 billion (US$10,657 million).
From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2021,
~~W~~
170 billion (US$143 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed
interest rate swap contracts that expire in between 2022 and 2025. In connection with such contracts, we recognized a gain on valuation of derivatives of
~~W~~
3.1 billion (US$2.6 million) in 2021. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates												Fair Value at December 31, 2021
	2022		2023		2024		2025		2026	Thereafter	Total
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed ( ~~W~~ ) (1)	~~W~~	20.0	~~W~~	90.0	~~W~~	40.0	~~W~~	20.0	—	—	~~W~~	170.0	~~W~~	170.0
Average pay rate		2.95%		2.65%		2.95%		2.95%	—	—
Average receive rate		2.95%		3.16%		3.53%		3.52%	—	—

(1)	Average pay rates and average receive rates are applicable to the total notional amounts outstanding until maturity.
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
As of December 31, 2021, we had US$518 million aggregate principal amount of U.S. dollar denominated short-term loans, US$2,782 million aggregate principal amount of U.S. dollar denominated long-term loans, CNY18,017 million aggregate principal amount of CNY denominated long-term loans and
~~W~~
2,785 billion aggregate principal amount of Korean Won denominated long-term loans. The interest rates for our U.S. dollar denominated loans are set based on three-month U.S. dollar LIBOR plus 0.65% to 2.40%, six-month
U.S. dollar LIBOR plus 1.25% to 1.43% or a fixed rate of 1.82% to 2.46%.The interest rates for our CNY denominated loans are set based on the twelve-month loan prime rate published by the People’s Bank of China (“LPR”) minus 0.15% to LPR plus 0.15%, the five-year LPR plus 0.34% or a fixed rate of 4.20%.
The interest rates for our Korean Won denominated loans are set based on the
91-day
certificate of deposit rate plus 1.00% to 1.60% or a fixed rate of 1.90% to 3.25%.
The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is principally limited to variable interest term loans, and we do not believe that a near-term 10% change of the effective interest rate would have a significant impact on our cash flows.

	Expected Maturity Dates														Fair Value at December 31, 2021
	2022		2023		2024		2025		2026		Thereafter		Total
	(in billions of Won, except for interest rate percentages)
Debt obligations
Fixed rate ( ~~W~~ )	~~W~~	1,191.5	~~W~~	1,241.5	~~W~~	1,006.0	~~W~~	176.0	~~W~~	210.0	~~W~~	70.0	~~W~~	3,895.0	~~W~~	3,907.5
Average interest rate		2.7%		3.0%		2.4%		3.1%		2.8%		4.2%
Variable rate ( ~~W~~ )		—	~~W~~	250.0		—	~~W~~	120.0		—		—	~~W~~	370.0	~~W~~	370.0
Average interest rate		—		2.3%		—		2.6%		—		—
Fixed rate (CNY)	~~W~~	0.4	~~W~~	92.0		—		—		—		—	~~W~~	92.4	~~W~~	94.1
Average interest rate		4.2%		4.2%		—		—		—		—
Variable rate (CNY)	~~W~~	437.0	~~W~~	1,088.7	~~W~~	620.2	~~W~~	620.2	~~W~~	497.3		—	~~W~~	3,263.4	~~W~~	3,263.4
Average interest rate		4.8%		4.5%		5.0%		5.0%		5.0%		—
Fixed rate (US$)		—		—	~~W~~	1,252.9		—		—		—	~~W~~	1,252.9	~~W~~	1,249.9
Average interest rate		—		—		0.2%		—		—		—
Variable rate (US$)	~~W~~	1,342.8	~~W~~	847.6	~~W~~	1,103.2	~~W~~	440.0	~~W~~	59.3		—	~~W~~	3,792.9	~~W~~	3,792.9
Average interest rate		1.2%		1.6%		1.7%		2.0%		1.6%		—
For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 11 and 25 of the notes to our financial statements.
Foreign Currency Risk
The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Yuan, the Japanese Yen and the Euro. As of December 31, 2021, we had U.S. dollar denominated sales-related trade accounts and notes receivable, net of US$3,708 million, which represented approximately 96% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$2,170 million, which represented approximately 54% of our trade accounts payable, net.
As of December 31, 2021, we also had CNY denominated sales-related trade accounts and notes receivable of CNY568 million, which represented approximately 2% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥221 million. In addition, we had CNY denominated sales-related trade accounts payable of CNY2,343 million and Japanese Yen denominated sales-related trade accounts payable of ¥8,850 million, which represented approximately 9% and 2% of our trade accounts and notes payable, net, respectively.
From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts. As of December 31, 2021, US$1,545 million of our US$2,645 million aggregate principal amount of U.S dollar denominated bonds, short-term borrowings and long-term borrowings were hedged against foreign exchange rate and interest rate fluctuations through cross-currency swap contracts.
Cross Currency Interest Rate Swap Contracts:
Contracts to sell Korean (Won)/buy US$:

Outstanding contract amount	US$	1,545 million
Average contractual exchange rate	(Won)	1,150.4/US$
Change in fair value	(Won)	209.8 billion
In addition to relying on natural hedges created by foreign currency payables and receivables, we enter into short-term foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss or other comprehensive income. The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2021.
Foreign Currency Forward Contracts:
Contracts to sell US$/buy Korean (Won):

Outstanding contract amount	US$	1,200 million
Average contractual exchange rate	(Won)	1,177.8/US$
Change in fair value	(Won)	(12.5) billion

Based on our overall foreign currency exposure as of December 31, 2021, a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won may have a material effect on our short-term financial condition, results of operations or cash flows.
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
A substantial portion of our sales is attributable to a limited number of our end-brand
customers. Our top ten
end-brand
customers, including our largest shareholder as an
end-brand
customer, together accounted for a substantial majority of our sales in each of 2019, 2020 and 2021. While we negotiate directly with our end-brand
customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand
customers’ designated system integrators. As a result of our significant dependence on a concentrated group of end-brand
customers and their designated system integrators, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.
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
Fees and Payments from the Depositary to Us
In 2021, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution) (1)	US$ —
Contributions towards our investor relations efforts (i.e.
non-deal
roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form
20-F
for the fiscal year 2020
(1)
US$ —

(1)	Under discussions with the depositary for the amount of applicable payment with respect to 2021.
PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

Item 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules
13a-15(f)
under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021. The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form
20-F.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020		2021
	(in millions of Won)
Audit fees	~~W~~	4,369	~~W~~	4,603
Audit-related fees		—		—
Tax fees		98		147
All other fees		—		341

Total fees	~~W~~	4,467	~~W~~	5,091

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
All other fees in the above table are fees billed by KPMG for consulting services related to the establishment of an operational technology security management system for our production sites.
Audit Committee
Pre-Approval
Policies and Procedures
Under our Audit Committee’s
pre-approval
policies and procedures, all audit and
non-audit
services to be provided to us by our independent auditors must be pre-approved
by our Audit Committee on a
case-by-case
basis. Our Audit Committee does not
pre-approve
any audit or
non-audit
services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of the SEC and applicable law. In 2021, no fees were approved pursuant to the
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
non-outside
director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	Under Korean law, we are not required to establish a compensation committee. Accordingly, we do not currently have a compensation committee, and our board of directors is directly responsible for matters relating to salaries and incentive compensation for our directors and executive officers.

Executive Session
Non-management
directors of listed companies must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Korean law but we may elect to do so at the discretion of the directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule
10A-3
under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee composed of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has four directors, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and key employees and an Employee Stock Ownership Plan, or ESOP.
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

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	The Korean Commercial Code and our articles of incorporation provide that any and all terms and conditions for the issuance of new shares of the company shall be determined by a resolution of the board of directors. The company may allot new shares by a resolution of the board of directors to persons other than its shareholders when certain requirements are satisfied, including where new shares are issued by way of general public offering, and are issued to corporations, institutional investors, domestic and foreign financial institutions and others to further a management objective such as strengthening the company’s financials (provided, however, that such allotment of new shares to persons other than shareholders may only be made up to 20% of the total number of issued and outstanding shares of the company).

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We do not maintain formal corporate governance guidelines. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.lgdisplay.com .
Item 16H.    MINE SAFETY DISCLOSURE
Not applicable.
Item 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS
Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation (translation in English)

2.1*	Form of Common Stock Certificate (translation in English) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement (No. 333-116819) on Form F-1, filed on July 13, 2004)

2.2*	Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement (No. 333-147661) on Form F-6, filed on November 28, 2007)

2.3*	Form of Amendment No. 1 to Deposit Agreement (including Form of American Depositary Receipt) (incorporated by reference to Exhibit (a)(i) to the Registration Statement (No. 333-147661) on Post Effective Amendment No. 1 to Form F-6, filed on July 30, 2014)

2.4*	Letter from Citibank, N.A., as depositary, dated as of November 29, 2007, to the Registrant relating to the direct registration system for the American depositary receipts (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 16, 2008)

2.5	Description of LG Display Co., Ltd.’s Capital Stock (see Item 10.B. Memorandum and Articles of Association)

2.6	Description of LG Display Co., Ltd.’s American Depositary Shares

8.1	List of subsidiaries of LG Display Co., Ltd. (see Note 1(b) of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report)

12.1	Section 302 certification of the Chief Executive Officer

12.2	Section 302 certification of the Chief Financial Officer

13.1	Section 906 certification of the Chief Executive Officer

13.2	Section 906 certification of the Chief Financial Officer

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*	Filed previously.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD. (Registrant)

/s/ H OYOUNG J EONG
(Signature)
Name:	Hoyoung Jeong
Title:	Representative Director, President and Chief Executive Officer

/s/ S UNGHYUN K IM
(Signature)
Name:	Sunghyun Kim
Title:	Senior Vice President and Chief Financial Officer
Date: April 28, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
LG Display Co., Ltd.:
Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (the Group) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Group has elected to change its method of accounting for property, plant and equipment as of January 1, 2021, due to the early adoption of amendments to IAS 16,
Property, Plant and Equipment: Proceeds before Intended Use
.
Basis for Opinions
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
(i) Impairment test for Display CGU
As discussed in notes 3(k)(ii), 9 and 10 to the consolidated financial statements, the Group tests goodwill for impairment on an annual basis. As of December 31, 2021, non-financial
assets which consist of property, plant and equipment and intangible assets amount to
~~W~~
22,203,344 million. A large portion of the Group’s
non-financial
assets is related to the Display cash-generating unit (“Display CGU”) to which goodwill was allocated. The recoverable amount used by the Group in impairment assessment of the Display CGU is value in use based on discounted cash flow model.
We identified impairment assessment for Display CGU as a critical audit matter. Estimation of key assumptions used in impairment assessment involved significant measurement uncertainty and therefore involved a high degree challenging and complex auditor judgement. Specifically, revenue and operating expenditures for the forecast period and discount rate used to estimate value in use for impairment assessment of Display CGU were challenging to test as minor changes to those assumptions would have a significant effect on the results of the Group’s impairment assessment of Display CGU.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial
assets impairment assessment process, including controls related to development of revenue and operating expenditures forecasts and discount rate assumptions for Display CGU. We compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast. We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors. We performed sensitivity analysis over discount rate assumption used to estimate value in use for impairment assessment of Display CGU to assess the impact of changes in that assumption on the Group’s impairment assessment. We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

-	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

-	testing revenue and operating expenditures forecasts by comparing them against analyst reports and industry reports.
(ii) Assessment of recognition of deferred tax assets
As discussed in notes 3(s) and 23 to the consolidated financial statements, the Group had
~~W~~
2,616,385 million of deferred tax assets and
~~W~~
182,617 million of unrecognized tax credit carryforwards, as of December 31, 2021, primarily related to Korea. The deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized.
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
Seoul, Korea
April 28, 2022

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2020 and 2021

(In millions of won)	Note	December 31, 2020		December 31, 2021
Assets
Cash and cash equivalents	4, 25	~~W~~	4,218,099	3,541,597
Deposits in banks	4, 25		78,652	743,305
Trade accounts and notes receivable, net	5, 14, 25, 28		3,517,512	4,574,789
Other accounts receivable, net	5, 25		144,480	121,899
Other current financial assets	6, 25, 26		52,403	68,203
Inventories	7		2,170,656	3,350,375
Prepaid income taxes	23		114,202	58,536
Other current assets	5		803,466	728,363

Total current assets			11,099,470	13,187,067
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		114,551	126,719
Other non-current accounts receivable, net	5, 25		—	2,376
Other non-current financial assets	6, 25, 26		68,231	156,211
Property, plant and equipment, net	9, 16, 26		20,139,703	20,558,446
Intangible assets, net	10, 16		1,020,088	1,644,898
Deferred tax assets	23		2,275,514	2,307,692
Defined benefit assets, net	12		224,997	68,276
Other non-current assets			123,447	102,819

Total non-current assets			23,966,542	24,967,448

Total assets		~~W~~	35,066,012	38,154,515

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
As of December 31, 2020 and 2021

(In millions of won)	Note	December 31, 2020		December 31, 2021
Liabilities
Trade accounts and notes payable	25, 28	~~W~~	3,779,290	4,814,055
Current financial liabilities	11, 25, 26		3,195,024	4,069,712
Other accounts payable	25		2,781,941	3,401,346
Accrued expenses			651,880	1,218,456
Income tax payable			25,004	179,335
Provisions	13		197,468	173,431
Advances received			333,821	67,046
Other current liabilities			42,520	71,436

Total current liabilities			11,006,948	13,994,817
Non-current financial liabilities	11, 25, 26		11,124,846	8,702,745
Non-current provisions	13		89,633	92,942
Defined benefit liabilities, net	12		1,498	1,589
Deferred tax liabilities	23		9,530	6,636
Other non-current liabilities	25		102,129	593,285

Total non-current liabilities			11,327,636	9,397,197

Total liabilities			22,334,584	23,392,014

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings	15		7,518,786	8,541,521
Reserves	15		(163,446)	537,142

Total equity attributable to owners of the Controlling Company			11,395,532	13,118,855

Non-controlling interests			1,335,896	1,643,646

Total equity			12,731,428	14,762,501

Total liabilities and equity		~~W~~	35,066,012	38,154,515

See accompanying notes to the consolidated financial
statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2019, 2020 and 2021

(In millions of won, except earnings per share)	Note	2019		2020	2021
Revenue	16, 28	~~W~~	23,475,567	24,261,561	29,878,043
Cost of sales	7, 17, 28		(21,607,240)	(21,626,339)	(24,572,939)

Gross profit			1,868,327	2,635,222	5,305,104
Selling expenses	17,18		(1,057,753)	(817,611)	(933,043)
Administrative expenses	17,18		(947,978)	(755,340)	(919,409)
Research and development expenses	17		(1,221,978)	(1,098,736)	(1,222,044)
Other income	20		1,267,251	1,784,646	1,252,135
Other expenses	17,20		(3,097,743)	(1,999,280)	(1,280,859)
Finance income	21		276,732	438,786	425,835
Finance costs	21		(443,247)	(802,678)	(916,614)
Equity in income of equity accounted investees, net	8		12,147	12,545	7,780

Profit (loss) before income tax			(3,344,242)	(602,446)	1,718,885
Income tax expense (benefit)	22		(472,164)	(526,299)	385,341

Profit (loss) for the year			(2,872,078)	(76,147)	1,333,544

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 22		93,405	110,404	(163,363)
Other comprehensive income (loss) from associates	8		238	39	(84)

			93,643	110,443	(163,447)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss), Continued
For the years ended December 31, 2019, 2020 and 2021

(In millions of won, except earnings per share)	Note	2019		2020	2021
Items that are or may be reclassified to profit or loss
Loss on valuation of derivative	15,22	~~W~~	—	—	(9,227)
Foreign currency translation differences for foreign operations	22		106,690	48,181	869,789
Other comprehensive income (loss) from associates	8, 22		3,925	(210)	4,497

			110,615	47,971	865,059
Other comprehensive income for the year, net of income tax			204,258	158,414	701,612

Total comprehensive income (loss) for the year		~~W~~	(2,667,820)	82,267	2,035,156

Profit (loss) attributable to:
Owners of the Controlling Company			(2,829,705)	(94,853)	1,186,182
Non-controlling interests			(42,373)	18,706	147,362

Profit (loss) for the year		~~W~~	(2,872,078)	(76,147)	1,333,544

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(2,636,948)	54,219	1,723,323
Non-controlling interests			(30,872)	28,048	311,833

Total comprehensive income (loss) for the year		~~W~~	(2,667,820)	82,267	2,035,156

Earnings (loss) per share (in won)
Basic earnings (loss) per share	24	~~W~~	(7,908)	(265)	3,315
Diluted earnings (loss) per share	24	W	(7,908)	(265)	3,130

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2020 and
2021

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)
Other comprehensive income		—	—	93,643	99,114	192,757	11,501	204,258

	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year (Restated)
Profit (loss) for the year		—	—	(94,853)	—	(94,853)	18,706	(76,147)
Other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414

	~~W~~	—	—	15,590	38,629	54,219	28,048	82,267

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2019, 2020 and
2021

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,186,182	—	1,186,182	147,362	1,333,544
Other comprehensive income (loss)		—	—	(163,447)	700,588	537,141	164,471	701,612

	~~W~~	—	—	1,022,735	700,588	1,723,323	311,833	2,035,156

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling i nterests		—	—	—	—	—	(4,083)	(4,083)
Capital contribution from non-controlling interests		—	—	—	—	—	—	—

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

See accompanying notes to the consolidated financial statements
.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2020 and
2021

(In millions of won)	Note	2019		2020	2021

Cash flows from operating activities:
Profit (loss) for the year		~~W~~	(2,872,078)	(76,147)	1,333,544
Adjustments for:
Income tax expense (benefit)	22		(472,164)	(526,299)	385,341
Depreciation and amortization	9,10,17		3,695,051	4,134,027	4,500,701
Gain on foreign currency translation			(103,460)	(296,870)	(74,125)
Loss on foreign currency translation			171,966	217,287	193,095
Expenses related to defined benefit plans	12,19		162,997	160,669	144,241
Gain on disposal of property, plant and equipment			(35,788)	(37,835)	(19,367)
Loss on disposal of property, plant and equipment			40,897	60,294	64,350
Impairment loss on property, plant and equipment			1,550,430	38,494	19,085
Impairment loss on inventories			472,885	213,932	224,576
Bad debt expense (reversal)			(17)	587	157
Reversal of impairment loss on property, plant and equipment			—	—	(1,121)
Gain on disposal of intangible assets			(552)	(111)	(196)
Loss on disposal of intangible assets			139	368	—
Impairment loss on intangible assets			249,450	79,593	29,488
Reversal of impairment loss on intangible assets			(960)	(1,110)	(1,152)
Impairment loss on other assets			3,602	—	—
Gain on disposal of non-current assets held for sale			(8,353)	—	—
Expense on increase of provisions			419,720	308,334	216,873
Finance income			(186,707)	(331,723)	(352,423)
Finance costs			338,419	612,164	832,596
Equity in income of equity method accounted investees, net	8		(12,147)	(12,545)	(7,780)
Loss on liquidation of investments in subsidiaries			—	72,654	—
Other income			(20,416)	(11,485)	—
Other expenses			4,451	—	15,538

			3,397,365	4,604,278	7,503,421

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2019, 2020 and
2021

(In millions of won)	Note	2019		2020	2021

Changes in:
Trade accounts and notes receivable		~~W~~	(1,007,356)	(936,475)	(964,287)
Other accounts receivable			(49,443)	63,192	20,395
Inventories			159,474	(342,427)	(1,347,815)
Lease receivables			6,617	6,428	4,765
Other current assets			(288,770)	175,486	107,679
Other non-current assets			(38,608)	(58,641)	(58,821)
Trade accounts and notes payable			(394,564)	1,387,084	1,037,950
Other accounts payable			2,035,750	(1,152,786)	72,640
Accrued expenses			11,787	(9,704)	580,404
Provisions			(294,096)	(277,876)	(237,601)
Advances received			(242,365)	(408,900)	(268,074)
Other current liabilities			27,690	(40,200)	9,100
Defined benefit liabilities, net			(65,681)	(109,801)	(208,199)
Long-term advances received			63,672	—	—
Other non-current liabilities			7,045	12,973	11,144

Cash generated from operating activities			3,328,517	2,912,631	6,262,701
Income taxes paid			(252,812)	(156,997)	(118,305)
Interests received			47,276	75,424	79,188
Interests paid			(416,436)	(552,274)	(470,138)

Net cash provided by operating activities		~~W~~	2,706,545	2,278,784	5,753,446

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2019, 2020 and 2021

(In millions of won)	Note	2019		2020	2021
Cash flows from investing activities:
Dividends received		~~W~~	7,502	8,239	4,068
Increase in deposits in banks			(114,557)	(78,452)	(694,313)
Proceeds from withdrawal of deposits in banks			114,200	78,557	77,152
Acquisition of financial assets at fair value through profit or loss			(708)	(3,227)	(34,418)
Proceeds from disposal of financial asset s at fair value through profit or loss			452	99	5,226
Acquisition of financial assets at fair value through other comprehensive income			(21)	—	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			107	6	24
Proceeds from disposal of investments in equity accounted investees			16,738	2,400	4,363
Acquisition of property, plant and equipment			(6,926,985)	(2,595,381)	(3,141,430)
Proceeds from disposal of property, plant and equipment			335,446	446,193	65,711
Acquisition of intangible assets			(540,996)	(353,313)	(635,805)
Proceeds from disposal of intangible assets			2,468	16,996	2,946
Government grants received			248,124	118,341	85,983
Proceeds from disposal of non-current assets held for sale			81,351	—	—
Receipt from settlement of derivatives			21,752	24,468	8,344
Increase in short-term loans			(8,725)	—	—
Proceeds from collection of short-term loans			19,881	13,720	14,533
Increase in long-term loans			(6,465)	—	(26,473)
Increase in deposits			(30,680)	(2,084)	(7,145)
Decrease in deposits			5,307	1,286	8,154
Proceeds from disposal of other assets			20,416	11,000	—

Net cash used in investing activities		~~W~~	(6,755,393)	(2,311,152)	(4,263,080)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2019, 2020 and 2021

(In millions of won)	Note	2019		2020	2021
Cash flows from financing activities:	27
Proceeds from short-term borrowings		~~W~~	1,841,008	2,238,806	2,573,757
Repayments of short-term borrowings			(1,154,911)	(2,506,420)	(2,425,117)
Proceeds from issuance of bonds			1,323,251	49,949	498,027
Proceeds from long-term borrowings			4,341,087	2,329,013	1,298,346
Repayments of current portion of long-term borrowings and bonds			(1,567,818)	(1,278,199)	(4,344,208)
Payment of lease liabilities			(64,570)	(62,200)	(66,941)
Capital contribution from non-controlling interests			276,396	172,966	—
Subsidiaries’ dividends distributed to non-controlling interests			(6,541)	(12,086)	—

Net cash provided by (used in) financing activities			4,987,902	931,829	(2,466,136)

Net increase (decrease) in cash and cash equivalents			939,054	899,461	(975,770)
Cash and cash equivalents at January 1			2,365,022	3,336,003	4,218,099
Effect of exchange rate fluctuations on cash held			31,927	(17,365)	299,268

Cash and cash equivalents at December 31		~~W~~	3,336,003	4,218,099	3,541,597

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

1.	Reporting Entity

(a)	Description of the Controlling Company
LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2021, the Group is operating Thin Film Transistor Liquid Crystal Display
(“TFT-LCD”)
and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and
TFT-LCD
and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128
Yeouidae-ro,
Yeongdeungpo-gu,
Seoul, the Republic of Korea. As of December 31, 2021, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.
The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2021, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half
of one share of common stock. As of December 31, 2021, there are 15,910,934 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2021

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks

LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	45
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*)
For the year ended December 31, 2021, the Controlling Company contributed
~~W~~
38,565 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the
Group
has invested
~~W~~
127,400 million in MMT (Money Market Trust), which is controlled by the
Group
.

F-1
6

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

1.	Reporting Entity, Continued

(c)
Information of subsidiaries
(be
fore eliminati
on of intercomp
any transactions)
which have significant
non-controlling
interests as of and for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	25

Current assets	~~W~~	817,702	1,022,736
Non-current assets		1,208,840	5,584,138
Current liabilities		327,049	1,248,446
Non-current liabilities		2,084	2,940,320
Net assets		1,697,409	2,418,108
Book value of non-controlling interests		509,718	603,799

Revenue	~~W~~	1,978,487	40,766
Profit (Loss) for the year		(164,764)	12,503
Profit (Loss) attributable to non-controlling interests		(49,429)	3,126

Cash flows from operating activities	~~W~~	427,324	(453,784)
Cash flows from investing activities		380,331	(3,520,965)
Cash flows from financing activities		(518,529)	3,487,367
Effect of exchange rate fluctuations on cash held		(3,077)	19,862
Net increase (decrease) in cash and cash equivalents		286,049	(467,520)
Cash and cash equivalents at January 1		96,145	639,471
Cash and cash equivalents at December 31		382,194	171,951

Dividends distributed to non-controlling interests	~~W~~	6,541	—

F-1
7

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

1.	Reporting Entity, Continued

(In millions of won)
	2020
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	~~W~~	1,573,028	1,544,816
Non-current assets		851,262	5,461,116
Current liabilities		326,785	1,588,688
Non-current liabilities		410,677	2,757,499
Net assets		1,686,828	2,659,745
Book value of non-controlling interests		498,084	796,537

Revenue	~~W~~	1,907,421	1,280,924
Profit (Loss) for the year		(12,279)	51,489
Profit (Loss) attributable to non-controlling interests		(3,684)	15,447

Cash flows from operating activities	~~W~~	138,692	134,484
Cash flows from investing activities		(686,387)	(841,413)
Cash flows from financing activities		436,936	826,940
Effect of exchange rate fluctuations on cash held		5,367	(1,501)
Net increase (decrease) in cash and cash equivalents		(105,392)	118,510
Cash and cash equivalents at January 1		382,194	171,951
Cash and cash equivalents at December 31		276,802	290,461

Dividends distributed to non-controlling interests	~~W~~	12,086	—

F-1
8

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

1.	Reporting Entity, Continued

(In millions of won)
	2021
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	~~W~~	1,987,880	1,551,346
Non-current assets		663,181	5,252,614
Current liabilities		324,075	1,261,412
Non-current liabilities		31,466	2,452,327
Net assets		2,295,520	3,090,221
Book value of non-controlling interests		680,757	925,848

Revenue	~~W~~	2,175,878	2,817,308
Profit for the year		380,788	125,446
Profit attributable to non-controlling interests		114,301	37,803

Cash flows from operating activities	~~W~~	890,435	709,243
Cash flows from investing activities		(619,615)	(315,176)
Cash flows from financing activities		(439,390)	(665,170)
Effect of exchange rate fluctuations on cash held		23,538	19,972
Net decrease in cash and cash equivalents		(145,032)	(251,131)
Cash and cash equivalents at January 1		276,802	290,461
Cash and cash equivalents at December 31		131,770	39,330

Dividends distributed to non-controlling interests	~~W~~	—	—

F-
19

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
The consolidated financial statements were authorized for issuance by the Group’s management on April 20, 2022.

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

F-2
0

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
The Group has early adopted the amendments to
IAS 16
, Property, Plant and Equipment: Proceeds before Intended Use, from January 1, 2021. A number of other new standards are effective from January 1, 2021 but they do not have a significant effect on the Group’s consolidated financial statements.

(i)	Retrospective application of changes in accounting policies
Before the application of the amendments to IAS 16, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. IAS 2
, Inventories
, is applied in identifying and measuring these production costs. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.
The Group applied amendments retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2019, the beginning of the earliest period presented in the accompanying consolidated financial statements.

F-
21

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements
Before the application of the amendments to
IAS 16,
the Group deducted net proceeds from selling items produced during the testing whether the property, plant and equipment is functioning properly from its acquisition cost. However, upon the application of the amendments to
IAS 16,
 the Group reclassified the proceeds from selling any such produced items from the testing of property, plant and equipment as sales and the cost of those items as cost of sales and restated the financial statements by adjusting the depreciation for reduction in acquisition cost of property, plant and equipment and related income taxes. Adjusted amount of each account in the comparative financial statements from retrospective application of the changes in the accounting policy is as follows:

i)	Impacts on the consolidated statement of financial position as of December 31, 2020

(In millions of won)
	As previously reported		Adjustments	As restated
Assets
Property, plant and equipment	~~W~~	20,147,051	(7,348)	20,139,703
Deferred tax assets		2,273,677	1,837	2,275,514

	~~W~~ 	22,420,728	(5,511)	22,415,217

Equity
Retained earnings	~~W~~	7,524,297	(5,511)	7,518,786

ii)	Impacts on the consolidated statement of financial position as of December 31, 2021

(In millions of won)
	Amounts before adoption of change		Adjustments	As reported
Assets
Property, plant and equipment	~~W~~	20,564,161	(5,715)	20,558,446
Deferred tax assets		2,306,263	1,429	2,307,692

	~~W~~ 	22,870,424	(4,286)	22,866,138

Equity
Retained earnings	~~W~~	8,545,807	(4,286)	8,541,521

There are no impacts on the consolidated statement of financial position as of January 1, 2019 and December 31, 2019 due to the change in accounting policy.

F-2
2

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements, Continued

iii)	Impacts on the consolidated statement of comprehensive income for the year ended December 31, 2020

(In millions of won, except earnings per share)
	As previously reported		Adjustments	As restated

Revenue	~~W~~	24,230,124	31,437	24,261,561
Cost of sales		(21,587,554)	(38,785)	(21,626,339)

Gross profit	~~W~~	2,642,570	(7,348)	2,635,222

Operating loss	~~W~~	(29,117)	(7,348)	(36,465)
Loss before income tax	~~W~~	(595,098)	(7,348)	(602,446)
Income tax benefit		(524,462)	(1,837)	(526,299)

Loss for the year	~~W~~	(70,636)	(5,511)	(76,147)

Basic and diluted loss per share (in won)	~~W~~	(250)	(15)	(265)

iv)	Impacts on the consolidated statement of comprehensive income for the year ended December 31, 2021

(In millions of won, except earnings per share)
	Amounts before adoption of change		Adjustments	As reported

Revenue	~~W~~	29,878,043	—	29,878,043
Cost of sales		(24,574,572)	1,633	(24,572,939)

Gross profit	~~W~~	5,303,471	1,633	5,305,104

Operating income	~~W~~	2,228,975	1,633	2,230,608
Profit before income tax	~~W~~	1,717,252	1,633	1,718,885
Income tax expense		384,933	408	385,341

Profit for the year	~~W~~	1,332,319	1,225	1,333,544

Basic earnings per share (in won)	~~W~~	3,312	3	3,315
Diluted earnings per share (in won)	~~W~~	3,126	4	3,130

There are no impacts on the consolidated statement of comprehensive loss for the year ended December 31, 2019 due to the change in accounting policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements, Continued

v)	Impacts on the consolidated statement of changes in equity for the year ended December 31, 2020

- As previously reported
(In millions of won)
	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2020	~~W~~	7,503,312	11,340,483	12,488,281
Loss for the year		(89,342)	(89,342)	(70,636)

Balances at December 31, 2020	~~W~~	7,524,297	11,401,043	12,736,939

- Adjustments
(In millions of won)
	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2020	~~W~~	—	—	—
Loss for the year		(5,511)	(5,511)	(5,511)

Balances at December 31, 2020	~~W~~	(5,511)	(5,511)	(5,511)

- As restated
(In millions of won)
	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2020	~~W~~	7,503,312	11,340,483	12,488,281
Loss for the year		(94,853)	(94,853)	(76,147)

Balances at December 31, 2020	~~W~~	7,518,786	11,395,532	12,731,428

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements, Continued

vi)	Impacts on the consolidated statement of cash flows for the year ended December 31, 2020

(In millions of won)
	As reported		Adjustments	Restated

Net cash provided by operating activities(*)	~~W~~	2,286,948	(8,164)	2,278,784
Net cash used in investing activities(*)		(2,319,316)	8,164	(2,311,152)

(*)	The net proceeds from selling items produced during the test are reclassified from net cash used in investing activity to net cash provided by operating activity.
There are no impacts on net cash provided by operating activities and net cash used in investing activities in the consolidated statement of cash flows for the years ended December 31, 2019 and 2021 due to the change in accounting policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(v)	Associates and joint ventures (equity method investees)
Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have
rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
Interest rate benchmark reform
In case the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if both of the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.
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
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities, Continued
Non-derivative
financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2021,
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
For the years ended December 31, 2019, 2020 and 2021

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
The Group is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.
Embedded derivative
Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
Estimated useful lives of the assets are as
follows:

Estimated useful lives (years)

Buildings and structures	20 ~ 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.
Depreciation methods, useful lives and residual values are reviewed at each financial year-end
and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
Presentation of loss allowance for ECL in the consolidated statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases
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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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
The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract
g
② Identifying performance obligations
g
③ Determining transaction price
g
④ Allocating the transaction price to performance obligations
g
⑤ Recognizing revenue for performance obligations).
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
An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 1
6
 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
For the years ended December 31, 2019, 2020 and 2021

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

(u)	Standards issued but not yet effective
A number of amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these consolidated financial statements.

(i)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to IFRS 3, Business Combinations );
These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in IFRS 3,
Business Combinations
, for liabilities and contingent liabilities that would be within the scope of IAS 37,
Provisions, Contingent Liabilities and Contingent Assets
, and IFRIC 21,
Levies
, to apply the recognition criteria specified in those standards.
These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted, and they will be applied prospectively.

(ii)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements )
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

In addition, settlement of a liability includes transferring the Group’s own equity instruments to a counterparty but they do not affect its classification as current or non-current
if the entity classifies the option as an equity instrument, recognizing it separately from the liability as an equity component of a compound financial instrument.
These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted, and the will generally be applied retrospectively. The Group is currently assessing the impacts of the application.
The Amendments to IAS 1, as issued in January 2020 (2020 amendments), are subject to future developments. Certain application issues resulting from the 2020 amendments have been raised with the IFRS Interpretations Committee, which referred them to the Board. In June 2021, the Board tentatively decided to propose further amendments to IAS 1 and to defer the effective date of the 2020 amendments to no earlier than 1 January 2024

(iii)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets)
These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).
These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted, and they will generally be applied retrospectively.

(iv)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 , Income Taxes )
These amendments specify the scope of the initial recognition exemption when assets and liabilities arise to equal amount from a single transaction. These amendments require an entity to recognize the resulting deferred tax liability or asset if the transaction give rise to equal taxable and deductible temporary differences although it is not a business combination and affects neither accounting profit nor taxable profit(loss). These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.
Of deferred taxes which give rise to a
right-of-use
asset and lease liability, the Group is currently applying an approach which results in similar conclusion to these amendments except for deferred tax is presented on a net basis. Upon the adoption of the amendments, the Group expects to recognize separate deferred tax assets and liabilities for right of use assets and lease liabilities and they will generally be applied retrospectively.

(v)	Definition of Material ity (Amendments to IAS 1, Presentation of Financial Statement )
These amendments specify the definition of materiality. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted, and they will generally be applied retrospectively.

(vi)	Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors )
These amendments removed the definition of ‘change in accounting estimates’, and introduced the term ‘accounting estimates’ by defining them as monetary amounts in financial statements that are subject to measurement uncertainty and clarifying that a change in an estimation technique or a valuation technique used to develop accounting estimates is a change in accounting estimate. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted, and they will be applied prospectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(vii)	Annual Improvements to IFRSs 2018-2020 Cycle
Annual improvements to IFRSs 2018-2020 Cycle is effective for annual periods beginning on January 1, 2022, with early adoption permitted. The Group does not expect that such amendments have a material effect on the Group’s consolidated financial statements.

•	IAS 1, First-time Adoption of International Financial Reporting Standards: Subsidiary as a First-time Adopter

•	IAS 1, Financial Instruments: Fees in the ‘10 percent’ Test for Derecognition of Financial Liabilities

•	IFRS 16, Leases: Lease Incentives

•	IAS 41, Agriculture: Taxation in Fair Value Measurements
Above amended standards except for the amendments to IAS 1,
Presentation of Financial Statements
are not expected to have a significant impact on the Group’s consolidated financial statements. For the amendments to IAS 1, the Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of the amendments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

4.	Cash and Cash Equivalents and Deposits in Banks
Cash and cash equivalents and deposits in banks as of December 31, 2020 and December 31, 2021 are as follows:

( In millions of won )
	December 31, 2020		December 31, 2021
Current assets
Cash and cash equivalents
Cash	~~W~~	156	1,122
Demand deposits		4,217,943	3,540,475

	~~W~~	4,218,099	3,541,597

Deposits in banks
Time deposits	~~W~~	1,800	2,600
Restricted deposits(*)		76,852	740,705

	~~W~~	78,652	743,305

Non-current assets
Deposits in banks
Restricted deposits(*)	~~W~~	11	11

(*)
Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and
Gyeongsangbuk-do,
restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets

(a)	Trade accounts and notes receivable as of December 31, 2020 and December 31, 2021 are as follows:

( In millions of won )
	December 31, 2020		December 31, 2021
Due from third parties	~~W~~	3,054,471	3,818,980
Due from related parties		463,041	755,809

	~~W~~	3,517,512	4,574,789

(b)	Other accounts receivable as of December 31, 2020 and December 31, 2021 are as follows:

( In millions of won )
	December 31, 2020		December 31, 2021
Current assets
Non-trade receivables, net	~~W~~	140,616	108,875
Accrued income		3,864	13,024

	~~W~~	144,480	121,899

Non-current assets
Long-term non-trade receivables	~~W~~	—	2,376

	~~W~~	144,480	124,275

Due from related parties included in other accounts receivable, as of December 31, 2020 and 2021 are
~~W~~
21,189 million and
~~W~~
2,846 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2020 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable

Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
1-15 days past due		1,638	1,023	—	(8)
16-30 days past due		30	522	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable

Current	~~W~~	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	4,575,993	126,280	(1,204)	(2,005)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)	Trade accounts and notes receivable
	2019		2020	2021

Balance at the beginning of the year	~~W~~	477	460	1,047
(Reversal of) bad debt expense		(17)	587	157

Balance at the end of the year	~~W~~	460	1,047	1,204

(In millions of won)	Other accounts receivable
	2019		2020	2021

Balance at the beginning of the year	~~W~~	1,281	3,322	1,778
(Reversal of) bad debt expense		2,041	(480)	227
Write-off		—	(1,064)	—

Balance at the end of the year	~~W~~	3,322	1,778	2,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets, Continued

(d)	Other current assets as of December 31, 2020 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2020		December 31, 2021
Advanced payments	~~W~~	34,808	44,907
Prepaid expenses		63,972	67,540
Value added tax refundable		693,623	608,476
Right to recover returned goods		11,063	7,440

	~~W~~	803,466	728,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

6.	Other Financial Assets
Other financial assets as of December 31, 2020 and 2021 are as follows:

(In millions of won)	December 31, 2020		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	—	1,573
Derivatives(*1)		9,252	12,741

	W	9,252	14,314

Cash flow hedging derivatives
Derivatives(*2)	W	—	905

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	24	27
Financial assets carried at amortized cost
Deposits	~~W~~	8,696	23,581
Short-term loans		28,491	22,518
Lease receivables		5,940	6,858

	~~W~~	43,127	52,957

	~~W~~	52,403	68,203

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,223	48,805
Convertible securities		2,377	1,185
Derivatives(*1)		111	52,871

	~~W~~	15,711	102,861

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	21
Financial assets carried at amortized cost
Deposits	~~W~~	22,251	22,039
Long-term loans		13,899	19,939
Lease receivables		16,322	11,351

	~~W~~	52,472	53,329

	~~W~~	68,231	156,211

(*1)
Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

7.	Inventories
Inventories as of December 31, 2020 and 2021 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2021
Finished goods	~~W~~	785,282	1,180,329
Work-in-process		733,071	1,202,548
Raw materials		491,432	786,739
Supplies		160,871	180,759

	~~W~~	2,170,656	3,350,375

For the years ended December 31, 2019, 2020 and 2021, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)
	2019		2020	2021

Inventories recognized as cost of sales	~~W~~	21,607,240	21,626,339	24,572,939
Inventory write-downs		472,885	213,932	224,576
There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2019, 2020 and 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statement
s
For the years ended December 31, 2019, 2020 and 2021

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2020 and 2021 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2020			2021
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	47,262	40%	~~W~~	48,398
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		10,540	13%		11,947
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		24,493	15%		27,337
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,196	15%		20,708
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH(*1)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		2,609	11%		—
Material Science Co., Ltd.(*2)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,791	10%	~~W~~	3,679
Nanosys Inc.(*3)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	3%		5,660	4%		14,650

						~~W~~	114,551		~~W~~	126,719

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

8.	Investments in Equity Accounted Investees, Continued

(*1)	During 2021, the Controlling Company recognized an impairment loss of ~~W~~ 2,609 million as finance cost for the investments in Cynora GmbH.
(*2)
During 2021, the Controlling Company recognized a reversal of impairment loss of
~~W~~
636 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*3)
During 2021, the Controlling Company recognized a reversal of impairment loss of
~~W~~
4,065 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
As of December 31, 2021, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are
~~W~~
11,424 million,
~~W~~
32,600 million and
~~W~~
40,100 million, respectively.
Dividends income recognized from equity method investees for the years ended December 31, 2019, 2020 and 2021 amounted to
~~W~~
7,502 million,
~~W~~
8,239 million and
~~W~~
4,068 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

8.	Investments in Equity Accounted Investees, Continued

(b)
Summary of financial information of Paju Electric Glass Co., Ltd., a significant associate of the Group, as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 is as follows:

(In millions of won)	December 31, 2020		December 31, 2021
Total assets	~~W~~	204,880	227,616
Current assets		143,086	175,730
Non-current assets		61,794	51,886
Total liabilities		85,224	105,023
Current liabilities		64,921	93,561
Non-current liabilities		20,303	11,462

(In millions of won)	2019		2020	2021
Revenue	~~W~~	346,434	307,756	425,516
Profit for the year		13,672	9,615	13,364
Other comprehensive income (loss)		9,933	(409)	(1,258)
Total comprehensive income		23,605	9,206	12,106

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2020 and 2021 is as follows:

(i)	As of December 31, 2020

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value

Paju Electric Glass Co., Ltd.	~~W~~	119,656	40%	47,862	—	(600)	—	47,262

(ii)	As of December 31, 2021

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value

Paju Electric Glass Co., Ltd.	~~W~~	122,593	40%	49,037	—	(639)	—	48,398

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2020 and 2021 is as follows:

(i)	As of December 31, 2020

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit for the year	Other comprehensive loss	Total comprehensive income
Other associates	~~W~~	67,289	8,510	(7)	8,503

(ii)	As of December 31, 2021

(In millions of won)
	Book value		Net profit of associates (applying ownership interest)
			Profit for the year	Other comprehensive income	Total comprehensive income
Other associates	~~W~~	78,321	2,473	6,867	9,340

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2020 and 2021 are as follows:

(In millions of won)		2020
Company		January 1		Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	50,697	(7,739)	4,035	(164)	433	47,262
	Others		58,914	(500)	8,510	(7)	372	67,289

		~~W~~	109,611	(8,239)	12,545	(171)	805	114,551

(In millions of won)		2021
Company		January 1		Dividends received	Equity income on investments	Other comprehensive income (loss)	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,262	(3,668)	5,307	(503)	—	48,398
	Others		67,289	(400)	2,473	6,867	2,092	78,321

		~~W~~	114,551	(4,068)	7,780	6,364	2,092	126,719

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others	Total

Acquisition cost as of January 1, 2020	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455
Accumulated depreciation as of January 1, 2020		—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)
Accumulated impairment loss as of January 1, 2020		—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

Book value as of January 1, 2020	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Additions		—	—	—	—	2,090,747	51,754	—	2,142,501
Depreciation		—	(332,058)	(3,035,681)	(67,391)	—	(54,069)	(236,986)	(3,726,185)
Disposals		(11,266)	(31,936)	(117,538)	(2,963)	—	—	(38,345)	(202,048)
Impairment loss		—	1,074	(30,815)	8	(3,801)	—	(4,960)	(38,494)
Others(*2)		53	117,900	4,976,266	59,758	(5,473,330)	—	319,353	—
Government grants received		—	(12,647)	(93,825)	—	(11,869)	—	—	(118,341)
Effect of movements in exchange rates		—	(1,020)	(1,882)	(33)	(2,347)	(28)	(65)	(5,375)

Book value as of December 31, 2020	~~W~~	442,822	3,847,206	9,267,298	126,167	6,045,727	110,907	299,576	20,139,703

Acquisition cost as of December 31, 2020	~~W~~	442,822	7,420,854	48,166,361	735,329	6,122,364	184,036	1,021,641	64,093,407

Accumulated depreciation as of December 31, 2020	~~W~~	—	(3,457,052)	(37,581,293)	(600,912)	—	(69,130)	(697,134)	(42,405,521)

Accumulated impairment loss as of December 31, 2020	~~W~~	—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

(*1)	As of December 31, 2020, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others	Total

Acquisition cost as of January 1, 2021	~~W~~	442,822	7,420,854	48,166,361	735,329	6,122,364	184,036	1,021,641	64,093,407
Accumulated depreciation as of January 1, 2021		—	(3,457,052)	(37,581,293)	(600,912)	—	(69,130)	(697,134)	(42,405,521)
Accumulated impairment loss as of January 1, 2021		—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

Book value as of January 1, 2021	~~W~~	442,822	3,847,206	9,267,298	126,167	6,045,727	110,907	299,576	20,139,703

Additions		—	—	—	—	3,651,064	63,655	—	3,714,719
Depreciation		—	(394,416)	(3,188,694)	(72,065)	—	(62,983)	(259,095)	(3,977,253)
Disposals		(8,975)	(17,655)	(30,046)	(44)	(6,899)	(7)	(40,501)	(104,127)
Impairment loss		—	3,897	(15,287)	(3)	620	—	(7,191)	(17,964)
Others(*2)		—	704,753	1,784,733	110,083	(2,910,055)	—	299,534	(10,952)
Government grants received		—	(5,491)	(80,432)	(60)	—	—	—	(85,983)
Effect of movements in exchange rates		—	167,236	682,295	15,041	11,141	8,294	16,296	900,303

Book value as of December 31, 2021	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Acquisition cost as of December 31, 2021	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190

Accumulated depreciation as of December 31, 2021	~~W~~	—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)

Accumulated impairment loss as of December 31, 2021	~~W~~	—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

(*1)	As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Capitalized borrowing costs	~~W~~	283,525	191,876	64,606
Capitalization rate		3.74%	4.14%	3.69%

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2020 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2020	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351
Accumulated amortization as of January 1, 2020		(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)
Accumulated impairment loss as of January 1, 2020		(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

Book value as of January 1, 2020	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448
Additions - internally developed		—	—	—	284,487	—	—	—	—	—	284,487
Additions - external purchases		291,405	27,789	—	—	51,520	—	—	—	3	370,717
Amortization(*1)		(42,205)	(86,466)	—	(278,799)	—	—	(369)	—	(3)	(407,842)
Disposals		—	—	(17,252)	—	—	—	—	—	—	(17,252)
Impairment loss(*3)		—	(675)	—	(78,918)	—	—	—	—	—	(79,593)
Reversal of impairment loss		—	—	1,110	—	—	—	—	—	—	1,110
Transfer from construction-in-progress		—	54,753	—	—	(54,753)	—	—	—	—	—
Effect of movements in exchange rates		(4,031)	887	(10)	—	55	—	—	(1,888)	—	(4,987)

Book value as of December 31, 2020	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088

Acquisition cost as of December 31, 2020	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316

Accumulated amortization as of December 31, 2020	~~W~~	(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)

Accumulated impairment loss as of December 31, 2020	~~W~~	(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

(*3)	The Group recognized an impairment loss amounting to ~~W~~ 78,918 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress	Customer relationships	Technology	Good- will	Others (*2)	Total

Acquisition cost as of January 1, 2021	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316
Accumulated amortization as of January 1, 2021		(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)
Accumulated impairment loss as of January 1, 2021		(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

Book value as of January 1, 2021	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		681,222	23,240	742	—	127,621	—	1,689	—	—	834,514
Amortization(*1)		(190,842)	(101,545)	—	(230,891)	—	—	(169)	—	(1)	(523,448)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss(*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	119,543	—	(15,348)	(119,543)	—	—	—	—	(15,348)
Effect of movements in exchange rates		1,825	(6,808)	39	—	(583)	—	—	2,808	—	(2,719)

Book value as of December 31, 2021	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898

Acquisition cost as of December 31, 2021	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300

Accumulated amortization as of December 31, 2021	~~W~~	(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)

Accumulated impairment loss as of December 31, 2021	~~W~~	(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~ 29,396 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(c)	Development costs as of December 31, 2020 and 2021 are as follows:

(i)	As of December 31, 2020

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	20,803
	IT		51,784
	Mobile and others		33,097

		~~W~~	105,684

Development in process	TV	~~W~~	49,773
	IT		42,762
	Mobile and others		103,734

		~~W~~	196,269

		~~W~~	301,953

(ii)	As of December 31, 2021

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	27,371
	IT		31,935
	Mobile and others		76,644

		~~W~~	135,950

Development in process	TV	~~W~~	73,667
	IT		66,904
	Mobile and others		112,694

		~~W~~	253,265

		~~W~~	389,215

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU with allocated goodwill
As of December 31, 2021,
goodwill
is allocated to the Group’s Display CGU which constitutes a large portion of the Group’s non-financial
assets. The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Display CGU	~~W~~	48,339	45,531
The recoverable amount of Display CGU is estimated based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate applied to determine the present value. For Display CGU, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2021 are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate

Display CGU	10.5%	8.4%	1.0%

(*)
The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount which is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test

for
Display CGU
,

the
recoverable amount exceeds the carrying amount by
~~W~~
2,639,202 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model.
An increase in the discount rate by 1.67% or a decrease in terminal growth rate by 1.82% would result in the estimated recoverable amount to be equal to the carrying amount of the CGU.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2020 and 2021 are as follows:

( In millions of won )
	December 31, 2020		December 31, 2021

Current
Short-term borrowings	~~W~~	394,906	613,733
Current portion of long-term borrowings and bonds		2,705,709	3,393,506
Derivatives(*1)		58,875	8,594
Cash flow hedging derivatives(*2)		—	13,400
Lease liabilities		35,534	40,479

	~~W~~	3,195,024	4,069,712

Non-current
Won denominated borrowings	~~W~~	2,435,000	2,173,500
Foreign currency denominated borrowings		6,584,658	5,487,091
Bonds		1,948,541	995,976
Derivatives(*1)		108,750	2,331
Lease liabilities		47,897	43,847

	~~W~~	11,124,846	8,702,745

(*1)
Represents
 cross
currency interest rate swap contracts and others entered into by
the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2020 and 2021 are as follows.

(In millions of won, USD)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2020		December 31, 2021

Standard Chartered Bank Korea Limited	—	~~W~~	326,400		—
Standard Chartered Bank Vietnam and others	3ML + 0.80		68,506		613,733

Foreign currency equivalent		USD	363	USD	518

		~~W~~	394,906		613,733

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2020 and 2021 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2020		December 31, 2021
Woori Bank	—	~~W~~	60	—
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 1.90~3.25		3,272,500	2,785,000
Less current portion of long-term borrowings			(837,560)	(611,500)

		~~W~~	2,435,000	2,173,500

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2020 and 2021 are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2020		December 31, 2021
The Export-Import Bank of Korea and others	3ML+1.20~2.40 6ML+1.25~1.43, 1.82~2.46	~~W~~	1,680,960		2,163,538
China Construction Bank and others	USD: 3ML+0.65~1.43 CNY: LPR(5Y)+0.34, LPR(1Y)-0.15~+0.15, 4.20		5,948,472		4,489,974

Foreign currency equivalent		USD	2,742	USD	2,782
		CNY	27,825	CNY	18,017
Less current portion of long-term borrowings		~~W~~	(1,044,774)		(1,166,421)

		~~W~~	6,584,658		5,487,091

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2020 and 2021 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2021 (%)	December 31, 2020		December 31, 2021
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2022 ~ September 2026	2.29~2.95	~~W~~	1,320,000		1,320,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000		160,000
Less discount on bonds				(1,798)		(2,534)
Less current portion				(499,796)		(599,825)

			~~W~~	978,406		877,641

Foreign currency denominated bonds at amortized cost(*2)
Publicly issued bonds	November 2021	—	~~W~~	326,400		—
Privately issued bonds	April 2023	3ML + 1.47		108,800		118,550
Foreign currency equivalent			USD	400	USD	100
Less discount on bonds				(3,161)		(215)
Less current portion				(323,579)		—

			~~W~~	108,460		118,335
Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds(*3)	August 2024	1.50	~~W~~	861,675		1,015,760
Foreign currency equivalent			USD	792	USD	857
Less current portion				—		(1,015,760)

			~~W~~	861,675		—

			~~W~~	1,948,541		995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of December 31, 2021 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:
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
The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit
o
r
 loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2021 is as follows:

(In won and No. of shares)
	December 31, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2020 and 2021 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,397,542	1,684,096
Fair value of plan assets		(1,621,041)	(1,750,783)

	~~W~~	(223,499)	(66,687)

Defined benefit liabilities, net	~~W~~	1,498	1,589
Defined benefit assets, net	~~W~~	224,997	68,276

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2020 and 2021 are as follows:

(In millions of won)
	2020		2021

Defined benefit obligations at January 1	~~W~~	1,481,339	1,397,542
Current service cost		163,652	150,136
Interest cost		35,614	35,902
Remeasurements (before tax)		(155,700)	205,318
Benefit payments		(124,701)	(101,973)
Net transfers from (to) related parties		(2,645)	(2,798)
Others		(17)	(31)

Defined benefit obligations at December 31	~~W~~	1,397,542	1,684,096

Weighted average remaining maturity of defined benefit obligations as of December 31, 2020 and 2021 are 15.06 years and 15.63 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2020 and 2021 are as follows:

(In millions of won)
	2020		2021

Fair value of plan assets at January 1	~~W~~	1,607,253	1,621,041
Expected return on plan assets		38,597	41,797
Remeasurements (before tax)		(7,264)	(15,483)
Contributions by employer directly to plan assets		101,462	201,417
Benefit payments		(119,007)	(97,989)

Fair value of plan assets at December 31	~~W~~	1,621,041	1,750,783

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

12.	Employee Benefits, Continued

(d)	Plan assets as of December 31, 2020 and 2021 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2021
Guaranteed deposits in banks	~~W~~	1,621,041	1,750,783
As of December 31, 2021, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses rel ated to defined benefit plans recognized in profit or loss for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Current service cost	~~W~~	194,469	163,652	150,136
Past service cost		(32,006)	—	—
Net interest cost		534	(2,983)	(5,895)

	~~W~~	162,997	160,669	144,241

Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)
	2019		2020	2021
Cost of sales	~~W~~	119,147	122,369	110,750
Selling expenses		10,600	8,505	6,631
Administrative expenses		18,360	17,875	16,496
Research and development expenses		14,890	11,920	10,364

	~~W~~	162,997	160,669	144,241

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)	2019		2020	2021
Balance at January 1	~~W~~	(165,969)	(72,326)	38,117
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		43,644	36,769	(124,974)
Demographic assumptions		(19,952)	(2,584)	(7,206)
Financial assumptions		113,772	121,515	(73,138)
Return on plan assets		(8,824)	(7,264)	(15,483)
Group’s share of associates regarding remeasurements		238	39	(84)

	~~W~~	128,878	148,475	(220,885)

Income tax	~~W~~	(35,235)	(38,032)	57,438

Balance at December 31	~~W~~	(72,326)	38,117	(125,330)

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2020 and 2021 (expressed as weighted averages) are as follows:

	December 31, 2020	December 31, 2021
Expected rate of salary increase	2.9%	3.7%
Discount rate for defined benefit obligations	2.6%	3.1%
Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2020	December 31, 2021
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2021:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(226,772)	275,402
Expected rate of salary increase		270,635	(227,488)

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

13.	Provisions

(a)	Changes in provisions for the year ended December 31, 2020 are as follows:

(In millions of won)
	Warranties(*)		Others	Total

Balance at January 1, 2020	~~W~~	230,262	26,381	256,643
Additions (reversal)		309,112	(10,697)	298,415
Usage		(267,179)	(778)	(267,957)

Balance at December 31, 2020	~~W~~	272,195	14,906	287,101

Current	~~W~~	182,562	14,906	197,468
Non-current	~~W~~	89,633	—	89,633

(b)	Changes in provisions for the year ended December 31, 2021 are as follows:

(In millions of won)
	Warranties(*)		Others	Total

Balance at January 1, 2021	~~W~~	272,195	14,906	287,101
Additions (reversal)		216,873	(5,659)	211,214
Usage		(231,942)	—	(231,942)

Balance at December 31, 2021	~~W~~	257,126	9,247	266,373

Current	~~W~~	164,184	9,247	173,431
Non-current	~~W~~	92,942	—	92,942

(*)
Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings
Anti-trust litigations
Some individual claimants filed
“follow-on”
damages claims against the Group and other
TFT-LCD
manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2021, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.
Solas OLED Ltd. Litigations
Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Controlling Company and television manufacturers. The actions in the United States and Germany also included the Controlling Company’s subsidiaries, LG Display America, Inc. and LG Display Germany GmbH, as defendants, respectively. In December 202
0
, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the year
ended December 3
1
, 2021.
Others
The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments
Factoring and securitization of accounts receivable
The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,015 million (
~~W~~
1,203,283 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold, but not yet due, accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW USD	90,000 10	90,000 11,855	USD	— 7	— 8,334
	Sumitomo Mitsui Banking Corporation	USD	20	23,710		—	—
	MUFG Bank	USD	180	213,390	USD	20	23,757
	BNP Paribas	USD	65	77,058	USD	9	10,839
	ING Bank	USD	90	106,695		—	—

		USD	365		USD	36
		KRW	90,000	522,708		—	42,930

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	330	391,215	USD	110	130,400

	United Overseas Bank Limited	USD	100	118,550	USD	70	82,983

	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	59,275		—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	17,783		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	82,985	USD	22	26,081
	KGI Bank Co., Ltd.	USD	30	35,565		—	—

LG Display Germany GmbH	BNP Paribas	USD	135	160,043	USD	50	59,289
	Commerzbank AG	USD	12	14,262	USD	5	6,141
	DZ Bank AG	USD	12	14,007	USD	9	10,103
	UniCredit Bank	USD	19	22,196	USD	8	10,012

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	474,200	USD	400	474,200
	Standard Chartered Bank	USD	600	711,300	USD	285	337,868
	Sumitomo Mitsui Banking Corporation	USD	150	177,825	USD	5	5,928

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD	120	142,260		—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	35,565		—	—

		USD	2,073	2,457,031	USD	964	1,143,005

		USD	2,438		USD	1,000
		KRW	90,000	2,979,739		—	1,185,935

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

14.	Contingent Liabilities and Commitments, Continued

Letters of credit
As of December 31, 2021, the
Group
entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD )
	Contractual amount		KRW equivalent
KEB Hana Bank	USD	250	~~W~~	296,375
Sumitomo Mitsui Banking Corporation	USD	50		59,275
Industrial Bank of Korea	USD	100		118,550
Industrial and Commercial Bank of China	USD	200		237,100
Shinhan Bank	USD	400		474,200
KB Kookmin Bank	USD	100		118,550
MUFG Bank	USD	100		118,550
The Export–Import Bank of Korea	USD	200		237,100
Standard Chartered Bank	USD	400		474,200

	USD	1,800	~~W~~	2,133,900

Payment guarantees
The Controlling Company obtained payment guarantees amounting to
USD 2 million (
~~W~~
2,371 million) from Shinhan Bank for value added tax payments in Poland.
LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 1,189 million (
~~W~~
221,463 million), JPY 900 million (
~~W~~
9,272 million), EUR 2.5 million (
~~W~~
3,356 million), VND 51,408 million (
~~W~~
2,678 million), and USD 0.5 million (
~~W~~
593 million), respectively, for their local tax payments and utility payments.
License agreements
As of December 31, 2021, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2021.
Pledged Assets
In connection with the borrowings amounting to CNY 14,494 million (
~~W~~
2,699,652 million) from China Construction Bank and others, as of December 31, 2021, the Group is providing its property, plant and equipment with carrying amount of
~~W~~
1,001,126 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

15.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share p remium
The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value
~~W~~
5,000), and as of December 31, 2020 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to December 31, 2021.
The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2020 to December 31, 2021.

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
Gain or loss on valuation of derivatives
Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.
Reserves as of December
31
,
2020
and
2021
are as follows:

(In millions of won)
	December 31, 2020		December 31, 2021
Loss on valuation of derivatives	 ~~W~~ 	—	(9,227)
Foreign currency translation differences for foreign operations		(138,667)	566,651
Other comprehensive loss from associates		(24,779)	(20,282)

	~~W~~	(163,446)	537,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

15.	Share Capital, Share Premium and Reserves, Continued

The movement in reserves for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2019	~~W~~	—	(272,474)	(28,494)	(300,968)
Change in reserves		—	94,022	3,925	97,947

December 31, 2019		—	(178,452)	(24,569)	(203,021)

January 1, 2020		—	(178,452)	(24,569)	(203,021)
Change in reserves		—	39,785	(210)	39,575

December 31, 2020		—	(138,667)	(24,779)	(163,446)

January 1, 2021		—	(138,667)	(24,779)	(163,446)
Change in reserves		(9,227)	(705,318	4,497	700,588

December 31, 2021	~~W~~	(9,227)	566,651	(20,282)	537,142

(c)	Dividend
On March 23, 2022, the Controlling Company declared a cash dividends of
~~W~~
232,580
 million (
~~W~~
650 per share) to shareholders of records as December 31, 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

16.	Geographic and Other Information
The following is a summary of the Group’s
operation
by region based on the location of customers for the years ended December 31, 2019, 2020 and 2021.

(a)	Revenue by geography

(In millions of won)
	2019		2020	2021
Domestic	~~W~~	1,264,639	912,049	632,531
Foreign
China		15,432,503	16,685,746	19,866,707
Asia (excluding China)		2,404,739	2,297,290	3,256,126
United States		1,940,321	2,070,944	3,263,055
Europe (excluding Poland)		1,475,942	1,215,345	1,159,669
Poland		957,423	1,080,187	1,699,955

	~~W~~	22,210,928	23,349,512	29,245,512

	~~W~~	23,475,567	24,261,561	29,878,043

Sales to Company A and Company B amount to
~~W~~
12,019,534 million and
~~W~~
5,924,262 million, respectively, for the year ended December 31, 2021 (2019:
~~W~~
8,494,720 million and
~~W~~
4,501,790 million, 2020:
~~W~~
10,380,138 million and
~~W~~
4,252,696 million). The Group’s top ten
end-brand
customers together accounted for 86% of sales for the year ended December 31, 2021 (2019: 80%, 2020: 85%).

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2020			December 31, 2021
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	11,736,856	874,849	12,006,204	1,452,823
Foreign
China		6,723,704	39,396	6,393,129	83,655
Vietnam		1,663,807	7,688	2,146,652	19,954
Others		15,336	98,155	12,461	88,466

	~~W~~	8,402,847	145,239	8,552,242	192,075

	~~W~~	20,139,703	1,020,088	20,558,446	1,644,898

(c)	Revenue by product and services

(In millions of won)
	2019		2020	2021
TV	~~W~~	7,998,137	6,737,654	9,466,192
IT(*)		9,062,774	10,120,668	12,458,740
Mobile and others		6,414,656	7,403,239	7,953,111

	~~W~~	23,475,567	24,261,561	29,878,043

(*)
IT consists of Monitor, Notebook and Tablet products and revenue by products and services for the years ended December 31, 2019 are reclassified to conform to the classification for the year ended December 31, 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

17.	The Nature of Expenses and Others
The classification of expenses by nature for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Changes in inventories	~~W~~	640,048	(119,501)	(1,179,232)
Purchases of raw materials, merchandise and others		12,580,796	12,636,633	15,207,659
Depreciation and amortization		3,695,051	4,134,027	4,500,701
Outsourcing		865,935	988,899	776,755
Labor		3,072,877	2,866,055	3,795,943
Supplies and others		813,262	900,019	1,235,473
Utility		896,112	885,972	1,029,953
Fees and commissions		695,245	679,475	789,885
Shipping		196,002	184,105	345,204
Advertising		193,436	113,547	126,335
Warranty		418,942	309,113	216,873
Travel		95,074	61,520	59,519
Taxes and dues		109,473	141,669	141,131
Impairment loss on property, plant, and equipment		1,550,430	38,494	19,085
Impairment loss on intangible assets		249,450	79,593	29,488
Others		625,504	666,983	671,894

	~~W~~	26,697,637	24,566,603	27,766,666

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

18.	Selling and Administrative Expenses
Details of selling and administrative expenses for the years ended December 31, 2019, 2020, and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Salaries(*)	~~W~~	514,736	294,055	387,414
Expenses related to defined benefit plans		29,018	26,449	22,859
Other employee benefits		77,690	68,402	86,757
Shipping		162,509	147,711	298,684
Fees and commissions		219,784	221,922	248,478
Depreciation		225,909	215,479	267,042
Taxes and dues		49,826	82,708	74,542
Advertising		193,436	113,547	126,335
Warranty		418,942	309,113	216,873
Insurance		11,386	12,985	16,654
Travel		23,594	8,296	6,935
Training		12,215	8,463	15,556
Others		66,686	63,821	84,323

	~~W~~	2,005,731	1,572,951	1,852,452

(*)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2019, 2020 and 2021 amount to ~~W~~ 218,826 million, ~~W~~ 1,417 million and ~~W~~ 2,854 million, respectively.

19.	Personnel Expenses
Details of personnel expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Salaries and wages	~~W~~	2,553,485	2,326,792	3,138,798
Other employee benefits		473,916	444,090	589,598
Contributions to National Pension plan		73,148	67,241	68,962
Expenses related to defined benefit plans and defined contribution plans		163,757	161,285	144,739

	~~W~~	3,264,306	2,999,408	3,942,097

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

20.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Foreign currency gain	~~W~~	1,174,376	1,688,838	1,210,689
Gain on disposal of property, plant and equipment		35,788	37,835	19,367
Gain on disposal of intangible assets		552	111	196
Reversal of impairment loss on property, plant and equipment		—	—	1,121
Reversal of impairment loss on intangible assets		960	1,110	1,152
Rental income		3,098	3,629	1,978
Gain on disposal of non-current assets held for sales		8,353	—	—
Others		44,124	53,123	17,632

	~~W~~	1,267,251	1,784,646	1,252,135

(b)	Details of other expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Foreign currency loss	~~W~~	1,235,054	1,730,703	1,161,628
Other bad debt expenses		1,379	—	—
Loss on disposal of property, plant and equipment		40,897	60,294	64,350
Impairment loss on property, plant and equipment		1,550,430	38,494	19,085
Loss on disposal of intangible assets		139	368	—
Impairment loss on intangible assets		249,450	79,593	29,488
Donations		693	934	1,099
Loss on liquidation of investments in subsidiaries		—	72,654	—
Others		19,701	16,240	5,209

	~~W~~	3,097,743	1,999,280	1,280,859

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

21.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Finance income
Interest income	~~W~~	53,378	69,651	88,888
Foreign currency gain		135,006	336,155	81,600
Gain on disposal of investments in equity accounted investees		4,531	—	—
Reversal of impairment loss on investments in equity accounted investees		1,744	4,149	4,701
Gain on transaction of derivatives		21,752	24,759	9,393
Gain on valuation of derivatives		59,781	—	234,742
Gain on disposal of financial assets at fair value through profit or loss		138	—	—
Gain on valuation of financial assets at fair value through profit or loss		402	4,072	6,511

	~~W~~	276,732	438,786	425,835

Finance costs
Interest expense	~~W~~	172,750	370,479	434,089
Foreign currency loss		154,421	194,384	381,132
Impairment loss on investments in equity accounted investees		5,123	3,344	2,609
Loss on repayment of borrowings		—	794	250
Loss on sale of trade accounts and notes receivable		19,728	5,258	4,877
Loss on transaction of derivatives		—	291	1,049
Loss on valuation of derivatives		17,999	187,344	21,795
Loss on valuation of financial assets at fair value through profit or loss		4,630	2,311	704
Loss on valuation of financial liabilities at fair value through profit or loss		56,384	36,798	68,421
Others		12,212	1,675	1,688

	~~W~~	443,247	802,678	916,614

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Current tax expense (benefit)
Current year	~~W~~	193,691	117,215	199,591
Adjustment for prior years(*1)		(35,787)	(55,410)	163,570

	~~W~~	157,904	61,805	363,161

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(963,385)	(321,333)	60,233
Change in unrecognized deferred tax assets(*2)		333,317	(266,771)	(38,053)

	~~W~~	(630,068)	(588,104)	22,180

Income tax expense (benefit)	~~W~~	(472,164)	(526,299)	385,341

(*1)	Consist of taxable income adjustments related to the transfer price investigation and others and significant portion of such amounts were adjusted in deferred tax expense (see Note 22(d)).
(*2)	Change in unrecognized deferred tax assets consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carryforwards.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

22.	Income Tax Expense (Benefit), Continued

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2019, 2020, and 2021 are as follows:

(In millions of won)
	2019
	Before tax		Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	128,640	(35,235)	93,405
Foreign currency translation differences for foreign operations		106,690	—	106,690
Change in equity of equity method investee		4,163	—	4,163

	~~W~~	239,493	(35,235)	204,258

(In millions of won)
	2020
	Before tax		Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	148,436	(38,032)	110,404
Foreign currency translation differences for foreign operations		48,181	—	48,181
Change in equity of equity method investee		(171)	—	(171)

	~~W~~	196,446	(38,032)	158,414

(In millions of won)
	2021
	Before tax		Tax benefit (expense)	Net of tax

Remeasurements of net defined benefit liabilities (assets)	~~W~~	(220,801)	57,438	(163,363)
Gain (loss) on valuation of derivatives		(12,495)	3,268	(9,227)
Foreign currency translation differences for foreign operations		871,292	(1,503)	869,789
Change in equity of equity method investee		6,364	(1,951)	4,413

	~~W~~	644,360	57,252	701,612

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

22.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2019, 2020, and 2021 is as follows:

(In millions of won)
	2019			2020		2021
Profit (loss) for the year			(2,872,078)		(76,147)		1,333,544
Income tax expense (benefit)			(472,164)		(526,299)		385,341

Profit (loss) before income tax	~~W~~		(3,344,242)		(602,446)		1,718,885

Income tax expense (benefit) using the statutory tax rate of each country		23.94%	(800,660)	31.55%	(190,072)	30.37%	521,954
Non-deductible expenses		(0.95%)	31,649	(2.29%)	13,789	1.01%	17,354
Tax credits		1.47%	(49,269)	12.46%	(75,051)	(3.28%)	(56,439)
Change in unrecognized deferred tax assets(*1)		(9.97%)	333,318	44.28%	(266,771)	(2.21%)	(38,053)
Adjustment for prior years(*2)		1.07%	(35,787)	9.20%	(55,410)	(0.49%)	(8,349)
Effect on change in tax rate		(0.40%)	13,353	(1.23%)	7,386	(2.29%)	(39,338)
Others		(1.05%)	35,232	(6.61%)	39,830	(0.69%)	(11,788)

Income tax expense (benefit)	~~W~~		(472,164)		(526,299)		385,341

Effective tax rate			(*3)		(*3)		22.42%

(*1)	Change in unrecognized deferred tax assets consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carryforwards.
(*2)	Adjustment for prior years in 2021 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

(d)	Tax uncertainties
In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China for three subsidiaries have been completed and two subsidiaries are ongoing to resolve the double taxation effect. The Group recognized deferred tax assets for the amount which double taxation effect is expected to be reduced from mutual agreement procedures, however, the Group is exposed to an uncertainty which may results in double taxation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

23.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities
As of December 31, 2021, in relation to the taxable temporary differences on investments in subsidiaries amounting to
~~W~~
667,515 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized
Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration and planned tax strategies are realizable
. As of December 31, 2021, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031
Tax credit carryforwards	~~W~~	182,617	16,710	75,626	40,824	40,965	4,593	3,899

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

23.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2020		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(13)	(17)	(13)	(17)
Inventories, net		60,539	68,679	—	—	60,539	68,679
Defined benefit liabilities, net		—	—	(35,617)	(26,642)	(35,617)	(26,642)
Investments in subsidiaries and associates		—	—	(79,301)	(233,552)	(79,301)	(233,552)
Accrued expenses		123,106	250,582	—	—	123,106	250,582
Property, plant and equipment		671,286	632,378	(63,971)	(28,886)	607,315	603,492
Intangible assets		19,469	17,450	(8,000)	(6,636)	11,469	10,814
Provisions		63,943	68,893	—	—	63,943	68,893
Other temporary differences		173,166	130,274	(3,601)	(19,596)	169,565	110,678
Tax loss carryforwards		953,209	958,624	—	—	953,209	958,624
Tax credit carryforwards		391,769	489,505	—	—	391,769	489,505

Deferred tax assets (liabilities)	~~W~~	2,456,487	2,616,385	(190,503)	(315,329)	2,265,984	2,301,056

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2020 and 2021 are as follows:

(In millions of won)	January 1, 2020		Profit or loss	Other comprehensive loss	December 31, 2020	Profit or loss	Other comprehensive income(loss)	December 31, 2021
Other accounts receivable, net	~~W~~	(4,364)	4,351	—	(13)	(4)	—	(17)
Inventories, net		89,522	(28,983)	—	60,539	8,140	—	68,679
Defined benefit liabilities, net		—	2,415	(38,032)	(35,617)	(48,463)	57,438	(26,642)
Subsidiaries and associates		(20,015)	(59,286)	—	(79,301)	(150,797)	(3,454)	(233,552)
Accrued expenses		131,196	(8,090)	—	123,106	127,476	—	250,582
Property, plant and equipment		669,909	(62,594)	—	607,315	(3,823)	—	603,492
Intangible assets		11,127	342	—	11,469	(655)	—	10,814
Provisions		55,429	8,514	—	63,943	4,950	—	68,893
Other temporary differences		137,339	32,226	—	169,565	(62,155)	3,268	110,678
Tax loss carryforwards		607,432	345,777	—	953,209	5,415	—	958,624
Tax credit carryforwards		38,337	353,432	—	391,769	97,736	—	489,505

Deferred tax assets (liabilities)	~~W~~	1,715,912	588,104	(38,032)	2,265,984	(22,180)	57,252	2,301,056

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

24.	Earnings ( L oss) p er Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In won and number of shares)
	2019		2020	2021
Profit (loss) attributable to owners of the Controlling Company for the year	~~W~~	(2,829,705,069,665)	(94,852,991,844)	1,186,182,126,952
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(7,908)	(265)	3,315

For the years ended December 31, 2019, 2020 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted earnings per share for the year ended December 31, 2021 are as follows:

(In won and number of shares)
	2021
Profit attributable to owners of the Controlling Company	~~W~~	1,186,182,126,952
Adjustments: Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit attributable to owners of the Controlling Company		1,248,086,316,277
Weighted-average number of common stocks outstanding, after adjustment		398,804,698

Diluted earnings per share	~~W~~	3,130

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)
2021
Weighted-average number of common stocks outstanding	357,815,700
Adjustment : Number of common stocks to be issued from conversion	40,988,998

Weighted-average number of common stocks outstanding, after adjustment	398,804,698

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the years ended December 31, 2019 and 2020 due to loss. In 2019 and 2020, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

i)	Exposure to currency risk
The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2020 and 2021 is
as follows:

(In millions)	December 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Other accounts receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

(In millions)	December 31, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP

Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525	—
Deposits in banks	—	—	3,564	—	—	—	—	———— —
Trade accounts and notes receivable	3,708	221	568	—	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828	—
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481	—
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)	—
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)	—
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—	—

	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)	—

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—	—

Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)	—

(*)
Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2019, 2020 and 2021 and the exchange rates at December 31, 2020 and 2021 are as follows:

(In won)
	Average rate (year-to-date)				Reporting date spot rate
	2019		2020	2021	December 31, 2020	December 31, 2021

USD	~~W~~	1,165.46	1,180.46	1,144.10	1,088.00	1,185.50
JPY		10.70	11.05	10.42	10.54	10.30
CNY		168.56	170.90	177.36	166.96	186.26
TWD		37.74	40.07	40.99	38.67	42.84
EUR		1,304.52	1,345.71	1,353.25	1,338.24	1,342.34
PLN		303.62	302.95	296.51	292.02	292.11
VND		0.0502	0.0508	0.0499	0.0471	0.0521
GBP		1,487.46	1,513.48	1,573.89	1,482.40	1,600.25

ii)	Sensitivity analysis
A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2020 and 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)
	December 31, 2020			December 31, 2021
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	12,438	73,186	(74,214)	2,339
JPY (5 percent weakening)		(6,250)	(5,194)	(5,437)	(3,288)
CNY (5 percent weakening)		(147,294)	93	(64,732)	172
TWD (5 percent weakening)		75	—	70	5
EUR (5 percent weakening)		250	377	178	(858)
PLN (5 percent weakening)		43	43	29	29
VND (5 percent weakening)		(2,230)	(2,230)	(3,865)	(3,865)
GBP (5 percent weakening)		(107)	(107)	—	—
A stronger won against the above currencies as of December 31, 2020 and 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

iii)	Derivatives for cash flow hedge
In relation to forecast export transactions, the Controlling Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of December 31, 2021, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain
and
loss on valuation amounting to W905 million and W13,400 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: W1,160~1,202.5) are recognized in other comprehensive income (loss). The expected settlement date
s
of derivative
instrument contracts are
within six months from December 31, 2021.

(ii)	Interest rate risk
Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,445 million (
~~W~~
1,713,048 million) and interest rate swap contracts amounting to
~~W~~
170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile
The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2020 and 2021 is as follows:

(In millions of won)
	December 31, 2020		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	4,296,823	4,284,950
Financial liabilities		(5,875,729)	(5,237,711)

	~~W~~	(1,578,906)	(952,761)

Variable rate instruments
Financial liabilities	~~W~~	(8,193,085)	(7,426,095)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments
As of December 31, 2020 and 2021 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2020
Variable rate instruments(*)	~~W~~	(45,352)	45,352	(45,352)	45,352

December 31, 2021
Variable rate instruments(*)	~~W~~	(40,931)	40,931	(40,931)	40,931

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

(iii)	Managing interest rate benchmark reform and associated risks
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.
The Group does not have financial instruments affected by already discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.
The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.
The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of December 31, 2021, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded.

(In millions of won)
	Total amount of not transitioned contracts		Amount with appropriate fallback clause

Non-derivative financial liabilities
Borrowings	~~W~~	2,562,656	1,635,990
Derivative assets
Cross currency interest rate swap contracts	~~W~~	43,406	43,406
Derivative liabilities
Cross currency interest rate swap contracts	~~W~~	7,820	7,820

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

(b)	Credit risk
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
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2020 and 2021 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	4,217,943	3,540,475
Deposits in banks		78,663	743,316
Trade accounts and notes receivable, net		3,517,512	4,574,789
Non-trade receivables		140,616	108,875
Accrued income		3,864	13,024
Deposits		30,947	45,620
Short-term loans		28,491	22,518
Long-term loans		13,899	19,939
Long-term non-trade receivables		—	2,376
Lease receivables		22,262	18,209

	~~W~~	8,054,197	9,089,141

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,377	2,758
Derivatives		9,363	65,612

	~~W~~	11,740	68,370

Financial assets effective for cash flow hedging
Derivatives	 ~~W~~ 	—	905

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	48

	~~W~~	8,066,009	9,158,464

Trade
 accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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
The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2021.

(In millions of won)
			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,052,245	10,693,994	1,554,233	1,110,193	3,466,945	4,562,623	—
Bonds		2,611,561	2,531,468	575,029	884,996	329,661	652,467	89,315
Trade accounts and notes payable		4,814,055	4,814,055	4,468,682	345,373	—	—	—
Other accounts payable		2,327,257	2,329,820	2,201,225	128,595	—	—	—
Other accounts payable (enterprise procurement cards ) (*)		1,074,089	1,074,089	1,023,130	50,959	—	—	—
Long-term other accounts payable		496,083	586,104	—	—	113,222	273,718	199,164
Security deposits received		11,199	11,199	2,860	5,592	2,747	—	—
Lease liabilities		84,326	90,920	28,216	16,116	22,959	16,241	7,388
Derivative financial liabilities
Derivatives	~~W~~	10,925	8,378	5,473	2,364	541	—	—
Derivatives for cash flow hedge		13,400	13,400	13,400	—	—	—	—

	~~W~~	21,495,140	22,153,427	9,872,248	2,544,188	3,936,075	5,505,049	295,867

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

(*)
Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2021 is as follows:

(In millions of won)
	January 1, 2021		Change (Cash flows from operation activities)	December 31, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	(4,061)	1,074,089
It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management
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

(In millions of won)
	December 31, 2020		December 31, 2021
Total liabilities	~~W~~	22,334,584	23,392,014
Total equity		12,731,428	14,762,501
Cash and deposits in banks(*1)		4,296,751	4,284,902
Borrowings (including bonds)		14,068,814	12,663,806
Total liabilities to equity ratio		175%	158%
Net borrowings to equity ratio(*2)		77%	57%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value
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

iii)	Investments in equity and debt securities
The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable
instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives
The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts
The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2020 and 2021 are as follows:

(In millions of won)
	December 31, 2020			December 31, 2021
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	4,218,099	(*)	3,541,597	(*)
Deposits in banks		78,663	(*)	743,316	(*)
Trade accounts and notes receivable		3,517,512	(*)	4,574,789	(*)
Non-trade receivables		140,616	(*)	108,875	(*)
Accrued income		3,864	(*)	13,024	(*)
Deposits		30,947	(*)	45,620	(*)
Short-term loans		28,491	(*)	22,518	(*)
Long-term loans		13,899	(*)	19,939	(*)
Long-term non-trade receivables		—	(*)	2,376	(*)
Lease receivables		22,262	(*)	18,209	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,223	13,223	48,805	48,805
Convertible securities		2,377	2,377	2,758	2,758
Derivatives		9,363	9,363	65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	 ~~W~~ 	—	—	905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	72	48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	167,625	167,625	10,925	10,925
Convertible bonds		861,675	861,675	1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives		—	—	13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,296,898	11,328,418	10,052,245	10,064,068
Bonds		1,910,241	1,923,517	1,595,801	1,596,044
Trade accounts and notes payable		3,779,290	(*)	4,814,055	(*)
Other accounts payable		2,781,941	(*)	3,401,346	(*)
Long-term other accounts payable		30	(*)	496,083	(*)
Security deposits received		12,539	(*)	11,199	(*)
Lease liabilities		83,431	(*)	84,326	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.
.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

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

ii)	Financial instruments measured at fair value
Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2020 and 2021 are as follows:

(In millions of won)
	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible securities		—	—	2,377	2,377
Derivatives		—	9,363	—	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	167,625	—	167,625
Convertible bonds		861,675	—	—	861,675

(In millions of won)
	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed
Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2020 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Liabilities
Borrowings	~~W~~	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2020 and 2021 are as follows:

	December 31, 2020	December 31, 2021
Borrowings, bonds and others	2.15~4.46%	2.21~4.38%

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

26.	Leases

(a)	Leases as lessee
The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets
Right-of-use
assets are presented as property, plant and equipment as of December 31, 2020 and 2021 (see note 9(a)).
Changes in
right-of-use
assets for the years ended December 31, 2020 and 2021 are as follows:

(In millions of won)
	2020
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2020	~~W~~	53,213	49,754	2,147	7,848	288	113,250
Additions and others		44,900	607	1,197	4,459	591	51,754
Depreciation		(42,923)	(2,947)	(1,485)	(6,336)	(378)	(54,069)
Gain or loss on foreign currency translation		(24)	(3)	—	(1)	—	(28)

Balance at December 31, 2020	~~W~~	55,166	47,411	1,859	5,970	501	110,907

(In millions of won)
	2021
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2021	~~W~~	55,166	47,411	1,859	5,970	501	110,907
Additions and others		54,728	39	870	7,620	398	63,655
Depreciation		(51,368)	(2,985)	(1,469)	(6,745)	(416)	(62,983)
Disposals		(7)	—	—	—	—	(7)
Gain or loss on foreign currency translation		(2,352)	9,952	70	217	407	8,294

Balance at December 31, 2021	~~W~~	56,167	54,417	1,330	7,062	890	119,866

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

26.	Leases, Continued

(ii)	Amounts recognized in profit or loss from leases other than leases recorded as right-of-use assets for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021

Interest on lease liabilities	 ~~W~~ 	(4,085)	(4,456)	(3,664)
Income from sub-leasing right-of-use assets		1,079	896	712
Expenses relating to short-term leases		(1,783)	(977)	(824)
Expenses relating to leases of low-value assets		(1,188)	(231)	(577)

(iii)	Changes in lease liabilities for the years ended December 31, 2020 and 2021 are as follows:

(In millions of won)
	2020		2021
Balance at January 1	~~W~~	88,512	83,431
Additions and others		52,663	64,172
Interest expense		4,456	3,664
Repayment of liabilities		(62,200)	(66,941)

Balance at December 31	~~W~~	83,431	84,326

(b)	Leases as lessor
During the years ended December 31, 2020 and 2021, the Group recognized interest income on lease receivables of
~~W~~
896 million and
~~W~~
712 million, respectively.
The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2020		December 31, 2021
6 months or less	~~W~~	3,306	3,688
6-12 months		3,306	3,688
1-2 years		6,612	7,376
2-5 years		10,469	4,303
Total undiscounted lease receivable		23,693	19,055
Unearned finance income		(1,431)	(846)
Net Investment in the lease		22,262	18,209

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

27.	Changes in liabilities arising from financing activities
Changes in liabilities arising from financing activities for the year ended December 31, 2021 are as follows:

(In millions of won)
	January 1, 2021			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2021
Short-term borrowings	~~W~~	394,906	148,640	—	70,187	—	—	613,733
Current portion of long-term borrowings and bonds(*)		2,705,709	(4,344,208)	4,582,430	370,826	10,078	68,671	3,393,506
Long-term borrowings		9,019,658	1,298,346	(3,112,568)	455,155	—	—	7,660,591
Bonds		1,948,541	498,027	(1,469,862)	9,732	9,538	—	995,976
Lease liabilities		83,431	(66,941)	—	4,181	—	63,655	84,326

	~~W~~	14,152,245	(2,466,136)	—	910,081	19,616	132,326	12,748,132

(*)	Others include ~~W~~ 68,421 million of loss on valuation of financial liabilities at fair value through profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others

(a)	Related parties
Related parties as of December 31, 2021 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Controlling Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

(b)
Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
WooRee E&L Co., Ltd.		—	—	6,441	—	—	5
YAS Co., Ltd.		—	1,000	6,764	102,316	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	357,246	147,896	73,323	9,577

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	947,409	—	13,240	815,629	—	153,212
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	3,019	—	924
LG Electronics Nanjing New Technology Co., Ltd.		297,033	—	—	31	—	486
LG Electronics RUS, LLC		100,894	—	—	—	—	1,972

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	145,546	—	—	—	—	289
LG Innotek Co., Ltd.		7,572	—	53,886	—	—	79,162
Qingdao LG Inspur Digital Communication Co., Ltd.		22,563	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,858	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		114,520	—	—	—	—	85
LG Electronics Mlawa Sp. z o.o.		618,715	—	—	—	—	1,967
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		722,194	—	—	—	—	1,155
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	444	14,527	—	88
HiEntech Co., Ltd.(*2)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics Alabama Inc.		12,869	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	6,236
P.T. LG Electronics Indonesia		11,200	—	—	—	—	176
Others		12,564	—	—	33	—	6,996

	~~W~~	2,569,793	—	54,330	137,209	—	136,970

	~~W~~	3,519,841	7,502	424,816	1,100,734	73,323	299,759

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

	2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
AVATEC Co., Ltd.	~~W~~	22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,737	—	—	2,862
WooRee E&L Co., Ltd.		—	—	13,857	—	—	35
YAS Co., Ltd.		—	300	6,648	22,603	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	22	8,239	320,415	22,603	74,070	7,799

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	647,329	—	19,810	233,504	—	141,191
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,138
LG Electronics Nanjing New Technology Co., Ltd.		439,674	—	—	—	—	1,333
LG Electronics RUS, LLC		95,465	—	—	—	—	303

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

	2020
				Purchase and others
( In millions of won )	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	111,710	—	—	—	—	230
LG Innotek Co., Ltd.		5,321	—	25,012	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,298	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		145,032	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		729,135	—	—	—	—	1,188
LG Electronics Reynosa, S.A. DE C.V.		780,710	—	—	—	—	1,044
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Electronics Japan, Inc.		—	—	—	33	—	5,635
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		5,030	—	229	—	—	7,632

	~~W~~	2,933,466	—	25,241	33	—	95,797

	~~W~~	3,580,817	8,239	365,466	256,140	74,070	244,787

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

	2021
	Sales and others			Purchase and others
( In millions of won )			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
WooRee E&L Co., Ltd.		—	—	13,541	—	—	79
YAS Co., Ltd.		—	200	10,337	54,071	—	9,824
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—

	~~W~~	—	4,068	390,188	54,071	72,156	14,122

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	270,396	—	19,805	395,654	—	130,924
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	607	—	1,445
LG Electronics Nanjing New Technology Co., Ltd.		449,390	—	—	—	—	1,263
LG Electronics RUS, LLC		98,812	—	—	—	—	1,141

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

	2021
	Sales and others			Purchase and others
( In millions of won )			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	154,565	—	—	—	—	543
LG Innotek Co., Ltd.		3,753	—	26,874	451	—	85,471
HI-M Solutek Co., Ltd		—	—	44	—	—	5,662
LG Electronics Mexicalli, S.A. DE C.V.		269,305	—	—	—	—	89
LG Electronics Mlawa Sp. z o.o.		1,254,164	—	—	—	—	577
LG Electronics Reynosa, S.A. DE C.V.		1,256,107	—	—	—	—	1,011
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	159
LG Electronics Japan, Inc.		—	—	—	10	—	5,334
P.T. LG Electronics Indonesia		537,944	—	—	—	—	574
LG Electronics Taiwan Taipei Co., Ltd.		5,046	—	—	—	—	659
LG Electronics Nanjing Vehicle Components Co.,Ltd.		2,009	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	4,411
Others		5	—	739	602	—	968

	~~W~~	4,649,850	—	27,657	1,670	—	109,725

	~~W~~	4,920,246	4,068	437,650	451,395	72,156	254,771

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2020 and 2021 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2020		December 31, 2021	December 31, 2020	December 31, 2021
Associates
AVATEC Co., Ltd.		—	3	2,714	2,748
Paju Electric Glass Co., Ltd.		—	—	84,095	79,302
WooRee E&L Co., Ltd.		—	878	3,637	2,915
YAS Co., Ltd.		—	—	18,126	20,116
Material Science Co., Ltd.		—	—	—	99

	~~W~~	—	881	108,572	105,180

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	94,193	67,629	88,629	105,918
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics Vietnam Haiphong Co., Ltd.		36,417	52,327	16	252
LG Electronics Nanjing New Technology Co., Ltd.		88,075	102,691	83	155
LG Electronics RUS, LLC		10,295	13,276	—	—
LG Electronics do Brasil Ltda.		7,481	5,910	14	—
LG Innotek Co., Ltd.		227	767	31,309	40,135
LG Electronics Mexicali, S.A. DE C.V.		20,969	17,795	15	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2020		December 31, 2021	December 31, 2020	December 31, 2021
LG Electronics Mlawa Sp. z o.o.	~~W~~	89,481	218,206	10	22
LG Electronics Reynosa, S.A. DE C.V.		70,555	177,298	50	10
LG Electronics Egypt S.A.E.		13,359	19,489	—	—
P.T. LG Electronics Indonesia		48,677	73,732	—	32
HI-M Solutek Co., Ltd.		—	—	582	2,397
LG Electronics India Pvt. Ltd.		3,697	7,319	—	111
LG Electronics Japan, Inc.		—	—	466	471
LG Electronics Taiwan Taipei Co., Ltd.		337	2,046	35	53
LG Electronics Nanjing Vehicle Components Co., Ltd.		457	143	—	—
LG Technology Ventures LLC		—	—	11	33
Others		10	24	968	1,491

	~~W~~	390,037	691,023	33,559	45,162

	~~W~~	484,230	759,533	230,760	256,260

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

(d)
Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the year ended December 31, 2021 are as follows.

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—
There were no significant financing transactions with related parties for the years ended December 31, 2019 and 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019, 2020 and 2021

28.	Related Parties and Others, Continued

(e)	Key management personnel compensation
Compensation costs of key management for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of won)
	2019		2020	2021
Short-term benefits	~~W~~	2,664	2,233	3,747
Expenses related to the defined benefit plan		553	346	366

	~~W~~	3,217	2,579	4,113

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information
Supplemental cash flow information for the years ended December 31, 2019, 2020 and 2021 is as follows:

(In millions of won)
	2019		2020	2021
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(1,333,967)	(662,164)	445,028
Changes in other accounts payable arising from the purchase of intangible assets		(12,328)	98,068	529,826
Recognition of right-of-use assets and lease liabilities		29,733	51,757	63,655