Form 20-F
period 2022-12-31
LG Display Co., Ltd.
filed 2023-04-27
CIK 1290109

As filed with the Securities and Exchange Commission on April 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2021 and 2022 and for each of the years ended in the three-year period ended December 31, 2022 included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2021 and 2022 included in the Form 6-K furnished to the SEC on March 3, 2023 is a profit of ~~W~~2,231 billion and a loss of ~~W~~2,085 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on March 3, 2023, which is not incorporated by reference to this annual report.

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

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “CNY” or “Chinese Yuan” are to the currency of the People’s Republic of China, all references to “Vietnamese Dong” or “VND” are to the currency of Vietnam, all references to “NT$” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, and all references to “R$” are to the currency of Brazil.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2022, which was ~~W~~1,260.18 = US$1.00.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as “contemplate,” “seek to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management’s present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•
the cyclical nature of our industry;
•
adverse developments in the global financial markets and industry;
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

The current global supply of display panels is manufactured primarily based on thin-film transistor liquid crystal display, or TFT-LCD, technology, and to a lesser but increasing extent, organic light-emitting diode, or OLED, technology. Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the display panel industry may cause manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

From time to time, we have been affected by overcapacity in the display panel industry relative to the general demand for such panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. We attempt to counteract, at least in part, the effects of overcapacity in the industry by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix, including products that utilize OLED technology, which accounted for approximately 40% of our revenues in 2022 and are relatively less affected by the industry-wide overcapacity problems, while also engaging in cost reduction efforts. We also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 7.3% from ~~W~~792 thousand in 2020 to ~~W~~849 thousand in 2021, which primarily reflected our ongoing efforts to continue increasing in our product mix the proportion of higher-priced OLED panels and differentiated TFT-LCD panels as well as a stronger global demand for both OLED and TFT-LCD panel products reflecting increased levels of working remotely, online schooling and social distancing in light of the ongoing global pandemic of a new strain of coronavirus referred to as “COVID-19,” an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that is known to have been first transmitted to humans in November 2019 and has spread globally. However, our average revenue per square meter of net display area decreased by 2.4% to ~~W~~829 thousand (US$658) in 2022, which was largely the result of weakening demand for our television and IT products in part due to rising inflation and interest rates and increasing economic volatility and uncertainty globally, which contributed to downward pricing pressure.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which has helped to mitigate the impact of industry-wide overcapacity in the past, will recur or be sustained in future periods. We will therefore continue to closely monitor any overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

In addition, we may recognize impairment losses on our property, plant and equipment and intangible assets in connection with deteriorating market conditions. For example, in 2022, partly due to less favorable industry outlook in light of continued and exacerbated uncertainty in the prospects of the global economy, we recognized impairment losses of ~~W~~1,331 billion (US$1,056 million) attributable to a decrease in the estimated recovery value of our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business. See “Item 5.A. Operating Results—Comparison of 2022 to 2021” and Note 10(d) of the notes to our financial statements for further discussion of our assessment of impairment with respect to our large-sized OLED display panel business. We cannot provide assurance that any future downturns will not result in additional recognition of impairment losses on our property, plant and equipment and intangible assets, which may have a material adverse effect on our financial condition and results of operations.

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

The overall prospects for the global economy remain uncertain, especially in light of the ongoing global pandemic of COVID-19, which has had debilitating effects on the Korean economy and the economies of Korea’s major trading partners, and the economic indicators in Korea have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19 pandemic. See “—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Such uncertainties have been, and continue to be, exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia in February 2022 that has destabilized the global energy sector, the slowdown of economic growth in China and other major emerging market economies, as well as rising inflation globally followed by higher interest rates to combat such inflation. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, any significant disruptions in our supply chain and global economic conditions in general. For example, as part of our continued efforts to increase the proportion of higher-margin OLED panels in our product mix, we have been reducing the production level of TFT-LCD panels in recent years. In particular, in 2020, we significantly reduced the production level of TFT-LCD television display panels by substantially ceasing the production of most types of such panels in Korea, in light of continued overcapacity in the market and our increased focus on producing OLED panels and higher margin TFT-LCD panels for IT products. In 2021, we increased our production capacity of larger-sized eighth-generation OLED panels and high-end TFT-LCD panels for IT products in light of increased market demand. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other applications) in June 2022 and our P7 facility (where we had produced TFT-LCD panels for televisions) in December 2022, in light of our continued efforts to increase the proportion of OLED television panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

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

Mergers or consolidations within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

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

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together effectively with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as IT products, televisions and mobile and other applications, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and commercial displays including our next-generation “OLED.Ex” display panels (which apply advanced technologies to offer brighter and more stable images while further reducing the bezel size), “CSO (Cinematic Sound OLED)” sound integrated panels, rollable OLED display panels, transparent OLED display panels as well as OLED display panels for gaming monitors. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology and low power consumption with oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for IT products and televisions, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of our OLED display panels, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2020, 2021 and 2022.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we have made, and will likely be required to continue to make, significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new small- to mid-sized OLED fabrication facility in Paju, Korea.

With the addition of 97-inch OLED televisions to the line-up of available products in 2022, following the prior launch of 48-inch, 55-inch, 65-inch, 77-inch, 83-inch and 88-inch OLED televisions, we are continuing to deploy greater resources into large-sized OLED panel fabrication capabilities in order to maintain our competitive edge in the OLED television panel market. We have deployed and are continuing to deploy significant resources into plastic OLED panels for mobile and other applications (especially automotive products) in order to expand our market presence. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

Our revenue depends on continuing demand for IT products, televisions and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in IT products, televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 41.7%, 41.7% and 42.5% of our total revenue in 2020, 2021 and 2022 (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 27.8%, 31.7% and 26.4% of our total revenue in 2020, 2021 and 2022 (in the case of 2022, adjusted as described above), respectively, and those who use our panels in their mobile and other applications, which accounted for 30.3%, 26.4% and 30.9% of our total revenue in 2020, 2021 and 2022 (in the case of 2022, adjusted as described above), respectively. As each of these product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand from each of the IT products industry, the television industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.

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

In particular, COVID-19, which was declared a “pandemic” by the World Health Organization in March 2020, materially and adversely affected the global economy and caused significant volatility in the global financial markets since the first quarter of 2020 as well as minor disruptions in our business operations in 2020, including temporary suspension of operations at certain of our manufacturing facilities, and it has continued to cause significant volatility and uncertainty in the global economy and financial markets in 2021 and 2022. See “—If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.”

While we believe that the overall impact of COVID-19 on our business and results of operations to date has generally been mixed, as the increase in demand that ensued in 2020 and 2021 for certain types of our products, including IT products, due to increased levels of working remotely, online schooling and social distancing, helped offset the negative effects of such pandemic, including those listed below, risks associated with a prolonged outbreak of COVID-19 or other types of widespread infectious diseases include:

•
an increase in unemployment among, and/or decrease in disposable income of, consumers who purchase the products manufactured by our end-brand customers and a decline in overall consumer confidence and spending levels, which in turn may decrease demand for our products;
•
disruption in the normal operations of the businesses of our customers, which in turn may decrease demand for our products;
•
disruption in the supply of raw materials, components and equipment, including semiconductors, from our suppliers and vendors;
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

While demand for certain types of our products increased in 2020 and 2021 as a result of social distancing caused by COVID-19, demand for such products generally decreased in 2022 due in part to a general decrease in consumer consumption levels in light of rising inflation and interest rates and economic volatility and uncertainty globally, which in turn was attributable to, and exacerbated by, among other things, the invasion of Ukraine by Russia in February 2022. See “Item 5.A. Operating Results — Overview — Market Conditions.” It is not possible to predict the duration or full magnitude of harm from COVID-19. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially adversely affected.

The emergence of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume have historically been predominantly derived from the sale of display panels with TFT-LCD technology, OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels for IT products, televisions and mobile and other applications, including commercial displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment, and the proportion of our sales derived from our panel products utilizing OLED technology have been increasing in recent years. For example, all of our display panels for mobile devices and certain of our display panels for televisions utilize OLED technology. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We have been producing OLED panels for televisions and smartphones since 2013. We also began production of plastic OLED panels at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively, in each case for mobile and other applications. In July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China.

Our early efforts in developing and commercializing OLED technology have been recognized by various display panel industry groups since 2018. In November 2020, our OLED television panels received an “Eco Product” certification from SGS S.A., a Switzerland-based global inspection and verification company, and in December 2020, our 88-inch “8K” OLED television panels received the Prime Minister’s Award at the 2020 Korea Tech Show. In June 2021, our 65-inch rollable

OLED television panels received the Display of the Year Award by the Society for Information Display and in November 2021, our plastic OLED panels for automotive products received the Presidential Award at the 2021 Korea Tech Show. In November 2022, our newly launched large-sized OLED.Ex television panels received the Technology Award at the HiVi Grand Prix 2022. While we strive to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is still relatively small compared to the market for TFT-LCD panels, and we expect competition will continue to intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•
In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication facility in Paju, Korea, which would be used for the production of small- to mid-sized OLED panels. We have begun construction in August 2021, which is expected to continue until the first quarter of 2024. The exact completion date is subject to change based on market conditions and any changes to our investment timetable.
•
In response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct a new fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2022 and commenced mass production of large-sized OLED panels at such fabrication facility in July 2020.
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

In 2022, our total cash outflows for capital expenditure, consisting of cash used in acquisition of property, plant and equipment, amounted to ~~W~~5.1 trillion. We currently expect that, in 2023, our total cash outflows for capital expenditure will be lower compared to 2022 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures significantly exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to carry out our current and future operational plans, and we may decide not to expand the capacity of certain of our facilities or construct new production facilities as scheduled or at all. Our ability to obtain additional financing will depend upon a number of factors outside our control, including general economic, financial, competitive, regulatory and other considerations.

In the past, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects (including those in relation to the ongoing global COVID-19 pandemic and, more recently, rapid increases in interest rates globally to combat inflation), could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or impair our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

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

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our AP4 fabrication facility to increase our production capacity of plastic OLED panels for mobile and other applications in July 2019. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, in response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2022 and commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

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

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products, overcapacity in the display industry or a significant disruption in the supply chain of raw materials, equipment and labor, we may need to reduce or delay the production of our products, resulting in lower-than-optimal capacity utilization rates. For example, the high degree of uncertainty regarding global economic prospects resulting from the global COVID-19 pandemic and, more recently, rapid increases in interest rates globally to combat inflation, may adversely impact global demand for our products. In addition, as a result of the pandemic, we have experienced minor temporary suspensions in production at certain of our manufacturing facilities during 2020, and we may experience further disruptions in our production or supply chain in the future if the pandemic continues for a prolonged period of time. See “—Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” In November 2022, we temporarily reduced the production of large-sized OLED television display panels in one of our manufacturing facilities as part of our efforts to further optimize our inventory levels as well as due to the weakening demand for our products as a result of economic volatility and uncertainty. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

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

Advance purchase orders from our customers vary in volume from period to period, and we operate with a modest level of inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

While we have been actively seeking, and plan to continue, to increase the proportion of our products that are manufactured pursuant to binding, “order-based” supply projects as part of our efforts to better manage our inventory levels, enhance profitability and reduce volatility in our production levels, a majority of our sales have historically been, and continue to be, generated from products that are not subject to binding supply contracts with our customers. See “Item 4.B. Business Overview—Sales.” With respect to our products that are not subject to binding supply contracts, our major customers and their designated system integrators provide us with advance rolling forecasts of their product requirements. However, firm orders are typically not placed until negotiations on purchase prices are subsequently finalized a few weeks prior to delivery. As a result, firm orders may be less than anticipated based on these prior forecasts. Due to the cyclicality of the display industry, purchase order levels from our customers have varied from period to period. Although we typically operate with an inventory level estimated for several weeks, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such volatility in order volumes. Our inability to respond quickly to changes in overall demand for display products as well as changes in product mix and specifications may result in lost revenue, which would adversely affect our results of operations.

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

Since 2006, we and certain other TFT-LCD panel producers have been subject to an investigation by the U.S. Department of Justice, various and separate claims brought by direct and indirect purchasers, and a number of legal proceedings brought by attorneys general of various states in the United States, with respect to possible anti-competitive activities in the TFT-LCD industry. We have since settled and resolved the investigation and various subsequent legal proceedings, with the exception of the attorney general of the Commonwealth of Puerto Rico. The settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. In October 2022, the United States District Court for the District of Puerto Rico dismissed the case without prejudice for failure to prosecute.

We have also been subject to investigations outside of the United States, including by the European Commission, with respect to the same subject matter. We have since settled, resolved, and/or paid fines for such actual investigations brought by the relevant competition authorities. Following the European Commission’s decision, various follow-on claims were initiated in the United Kingdom by various claimants alleging damages as a result of violation of European competition laws. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville Technology Group and others (“Granville”) in the U.K. in December 2016. As of April 18, 2023, we are vigorously defending ourselves against claims by Granville.

In addition, in December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 18, 2023, we have not been served with the complaint from Hatzlacha.

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust and Others” for a more detailed description of these matters as well as other material legal proceedings that we are involved in.

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims, which may have an adverse effect on our operating results or financial condition.

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

Certain financings extended to us are made at variable rates that use London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the applicable interest rates. The ICE Benchmark Administration, the administrator of LIBOR, ceased publication of short-term U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021, with plans to cease publication of all other U.S. dollar LIBOR settings after June 30, 2023.

Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us. As of December 31, 2022, we had ~~W~~2,347 billion (US$1,862 million) of outstanding borrowings and ~~W~~169 billion (US$134 million) of outstanding currency interest swap obligations that were indexed to LIBOR settings, in each case with maturities after June 30, 2023. While none of our financial instruments currently outstanding are indexed to LIBOR settings that have been ceased to date, we plan to complete the ongoing transition of the benchmark interest rate applied to our U.S. dollar-denominated financial instruments from LIBOR to the Secured Overnight Financing Rate (“SOFR”), which has been identified by the Alternative Reference Rates Committee convened by the Board of Governors of the U.S. Federal Reserve System and the Federal Reserve Bank of New York as the preferred alternative benchmark reference rate for LIBOR, by June 30, 2023. See Note 26 of the notes to our financial statements for a further discussion of our exposure to LIBOR.

The ongoing transition away from LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge in our benchmark transition has been managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after the announced deadlines. Certain of the remaining instruments and contracts do not provide for alternative reference rates, and even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expense, results of operations and cash flows. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark, such as SOFR, with a new benchmark rate could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks stemming from potential disputes with customers and counterparties regarding the interpretation and enforceability of fallback contract language in the LIBOR-based financial instruments and contracts.

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

Our sales of display panels are denominated mainly in U.S. dollars, while our purchases of raw materials are denominated mainly in U.S. dollars and, to a much lesser extent, Japanese Yen and Chinese Yuan. The largest proportion of our expenditures on capital equipment are denominated in Korean Won and, to a lesser extent, U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

As of December 31, 2022, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines and penalties against us, suspension of production or a cessation of operations. From January 1, 2020 to December 31, 2022, we and certain of our current and former employees have received and paid aggregate fines and penalties of approximately ~~W~~161 million in connection with violations of applicable safety and environmental regulations under Korean law. We have also implemented certain measures to facilitate future compliance with such regulations. In addition, in January 2021, there was an incident involving a leakage of tetramethylammonium hydroxide chemicals, which occurred during refurbishment of equipment at one of our production facilities in Paju, Korea, causing casualties to several of the workers performing such task. In connection with such incident, we and our employees involved in the incident were prosecuted for violating the Industrial Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million on us, which we have paid in full. The prosecution has filed an appeal with respect to several of the prosecuted employees, which process is currently pending. In March 2022, an accident occurred at our contracted construction site in Paju, Korea, resulting in injuries to several contracted workers. We are cooperating with the government authorities on such investigations and are implementing various measures to further enhance our safety management standards. Furthermore, safety and environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 18, 2023. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. Due to the debilitating effects of the COVID-19 pandemic on the Korean economy and the economies of Korea’s major trading partners, the economic indicators in Korea have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19 pandemic. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, Russia’s invasion of Ukraine and ensuing sanctions against Russia and more recently, difficulties faced by several banks in the United States and Europe as well as rapid increases in policy interest rates globally to combat rising inflationary pressures, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•
declines in consumer confidence and a slowdown in consumer spending, including as a result of the ongoing global COVID-19 pandemic and increases in market interest rates;
•
adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties in the global financial markets and industry;
•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;
•
the occurrence of severe health epidemics in Korea or other parts of the world, in addition to the ongoing COVID-19 pandemic;
•
deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;
•
increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

22

•
a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;
•
investigations of large Korean business groups and their senior management for possible misconduct;
•
a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small‑ and medium‑sized enterprise borrowers in Korea;
•
shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;
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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•
North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of its missile tests in 2022, firing over 60 ballistic missiles, including eight intercontinental ballistic missiles. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.
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

Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high‑level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including mobile products and other applications), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division, the IT Business Division and the Mobile Business Division. In December 2021, as part of our efforts to increase the synergies between our products, we integrated our Television Business Division into a new Large Display Business Unit and combined our IT Business Division and the Mobile Business Division into a new Medium-Small Display Business Unit. In order to secure and maintain competitiveness of our overall business and facilitate our sustainable growth, we are continuing to engage in various activities to accelerate the transition of the focus of our overall business to OLEDs and restructure our TFT-LCD business. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other applications) in June 2022 and our P7 facility (where we had produced TFT-LCD panels for televisions) in December 2022, in light of our continued efforts to increase the proportion of OLED television panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

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

As part of our ongoing expansion plans, we have constructed several manufacturing facilities for OLED panels in Korea in recent years, including our AP4 fabrication facility for plastic OLED panels for mobile and other applications, which commenced mass production in July 2019. Furthermore, in response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech

(China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2022, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. Each of our on-going expansion projects are generally subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Item 4.B. Business Overview

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile devices, including smartphones, and we are one of the world’s leading suppliers of large-sized OLED television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2022, we sold a total of 126.0 million display panels that are nine inches or larger. According to OMDIA, we had a global market share for display panels of nine inches or larger of approximately 20% based on sales revenue in 2022.

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

At the direction of our end-brand customers, we typically ship our display panels to their original equipment manufacturers, known as “system integrators,” who use our display panels in products they assemble on a contract basis for our end-brand customers. We engage in direct sales (including through our overseas subsidiaries), as well as indirect sales through trading companies, including our formerly affiliated trading company, LX International (formerly known as “LG International Corp.”) and its subsidiaries, to end-brand customers and their system integrators. Pursuant to the separation of certain companies, including LX International, from the LG Group to form a separate business group named the LX Group, which separation was approved by the Korea Fair Trade Commission in June 2022, LX International is no longer our affiliated company.

Our sales were ~~W~~24,262 billion in 2020, ~~W~~29,878 billion in 2021 and ~~W~~26,152 billion (US$20,753 million) in 2022.

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

The process for manufacturing a TFT-LCD panel consists of four steps:

•
TFT array process – involves fabricating a large number of thin film transistors on the backplane glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs;
•
Color filter process – involves fabricating a large number of color regions on the frontplane glass substrate that will overlay the TFT array prior to the cell process. The colored dots of red, green and blue combine to form various colors. The process is similar to the TFT array process but involves depositing colored pigments instead of transistors;
•
Cell process – involves joining together the backplane glass substrate that is arrayed with transistors and the frontplane glass substrate that is patterned with a color filter. The space between the two glass substrates is filled with liquid crystal materials. The resulting adjoined substrate is called a cell; and
•
Module assembly process – involves connecting additional components, such as driver integrated circuits and backlight units, to the cell.

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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our OLED television panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels at our OP1 fabrication facility in 2013. Mass production of our plastic OLED panels for mobile and other applications began at our AP3 and AP4 fabrication facilities in August 2017 and July

2019, respectively. In July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize low-temperature polycrystalline silicon (“LTPS”), or low-temperature polycrystalline oxide (“LTPO”), backplane technology, as described in greater detail below.

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

LTPS and LTPO

LTPS backplanes are suitable for use in the production of high-resolution display panels due to their higher mobility rates compared to a-Si TFT or oxide TFT backplanes. However, due to a complex manufacturing process, LTPS backplanes have relatively higher production costs compared to a-Si TFT or oxide TFT backplanes, making it uneconomical to use in the production of large-sized panels. As a result, we generally utilize LTPS backplanes in the production of small- and medium-sized TFT-LCD panels and OLED smartphone and other applications.

We also use LTPO backplane technology in our wearable devices and smartphones, which combines elements of both LTPS and oxide TFT technologies to produce backplanes with greater energy savings than LTPS backplanes.

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•
IT products, which comprise notebook computers (utilizing display panels ranging from 12 inches to 18 inches in size), desktop monitors (utilizing display panels ranging from 15.6 inches to 49 inches in size) and tablet computers (utilizing display panels ranging from 7.85 inches to 12.9 inches in size);
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

IT Products

Our panels for IT products comprise display panels for notebook computers (ranging from 12 inches to 18 inches in size), desktop monitors (ranging from 15.6 inches to 49 inches in size) and tablet computers (display panels ranging from 7.85 inches to 12.9 inches in size). Revenue from sales of our IT product panels was ~~W~~10,121 billion, or 41.7% of our total revenue, in 2020, ~~W~~12,459 billion, or 41.7% of our total revenue, in 2021 and ~~W~~11,198 billion (US$8,886 million), or 42.5% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022. In 2022, our principal products in terms of sales revenue in this category included panels of various sizes ranging from 13.3 inches to 16.0 inches for notebook computers, 23.5 inches to 27 inches for desktop monitors and 8.32 inches to 12.9 inches for tablet computers.

During 2020 and 2021, increased levels of working remotely, online schooling and social distancing mainly resulting from the ongoing global pandemic of the COVID-19 contributed to a significant increase in global demand for IT products. However, such demand for IT products generally declined in 2022 due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. In addition, there has been an increase in demand in recent years for products with higher specifications such as desktop monitors with increased color brilliance and faster response times, as specialized market segments such as gaming monitors continue to grow, and notebook computers with higher resolution displays.

Televisions

Our television display panels range from 23 inches to 98 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~6,738 billion, or 27.8% of our total revenue, in 2020, ~~W~~9,466 billion, or 31.7% of our total revenue, in 2021 and ~~W~~6,975 billion (US$5,535 million), or 26.4% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022. In 2022, our principal products in this category in terms of sales revenue consisted of 55-inch and 65-inch display panels. Our sales of television display panels, which had historically been our largest product category by revenue in prior years, have declined in recent years, as we have reduced, and continue to reduce, our production level of TFT-LCD panels (which have historically comprised a substantial majority of our television display panels) in light of the weakening demand for our television products in part due to rising inflation and interest rates and increasing economic volatility and uncertainty globally, which contributed to downward pricing pressure. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China and ceased production at, and closed, our P7 facility (where we had produced TFT-LCD panels for televisions) in December 2022, in light of our continued efforts to increase the proportion of OLED television panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Consumer demand for both TFT-LCD and OLED televisions generally became more robust in 2020 and 2021 since the outbreak of the ongoing global COVID-19 pandemic in light of increased levels of social distancing. However, during 2022, demand for both TFT-LCD and OLED televisions decreased due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally.

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

The market for smartphones recorded positive growth in 2021 compared to 2020, in part due to an increase in demand for 5G smartphones, according to data published by Strategy Analytics Inc., but recorded negative growth in 2022 compared to 2021, mainly due to a decline in demand for smartphones as a result of geopolitical conflicts, rising inflation and interest rates and economic volatility and uncertainty globally, according to Counterpoint Technology Market Research. Revenue from sales of our display panels for mobile and other applications were ~~W~~7,359 billion, or 30.3% of our total revenue, in 2020 and ~~W~~7,900 billion, or 26.4% of our total revenue, in 2021 and ~~W~~8,146 billion (US$6,464 million), or 30.9% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022. In 2022, sales of panels for smartphones constituted a majority in terms of both sales revenue and sales volume in the mobile and other applications category. In recent years, we have increased the proportion of OLED panels (including plastic OLED panels) for mobile and other applications that command relatively higher prices in our product mix.

Some of the panels we produce for industrial products, such as medical diagnostic equipment and automotive products, are highly specialized niche products manufactured and designed to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our display panels for mobile and other applications by assessing various business opportunities as they arise. In recent years, we have been focusing on developing large-sized OLED automotive display panels in light of the rapid growth of the electric vehicle market and the development of autonomous driving technology.

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

We negotiate directly with our end-brand customers concerning the terms and conditions of the sales, but typically ship our display panels to designated system integrators at the direction of these end-brand customers. Sales data to end-brand customers include direct sales to these end-brand customers as well as sales to their designated system integrators, including through our formerly affiliated trading company, LX International, and its subsidiaries, as further discussed below under “—Sales.”

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end‑brand customers together accounted for a significant majority of our sales in each of 2020, 2021 and 2022. Of our top ten end-brand customers, two of them each accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 17%, 20% and 18% of our sales in 2020, 2021 and 2022, respectively.

In addition to our top ten end-brand customers, we sell a portion of our display panels to a variety of other manufacturers of computers and electronic products.

The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers. The figures below reflect orders from our end-brand customers, their system integrators and our formerly affiliated trading company, LX International, and its subsidiaries:

	Year ended December 31,
	2020			2021			2022 (4)
	Sales		%	Sales		%	Sales		Sales (3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	₩	912	3.8%	₩	632	2.1%	₩	678	US$	538	2.6%
China		16,686	68.8		19,867	66.5		17,434		13,835	66.1
Asia (excluding China) (1)		2,298	9.5		3,256	10.9		2,797		2,220	10.6
United States (2)		2,071	8.5		3,263	10.9		3,079		2,443	11.7
Europe (excluding Poland)		1,215	5.0		1,160	3.9		989		785	3.7
Poland		1,080	4.5		1,700	5.7		1,388		1,101	5.3
Total (3)	₩	24,262	100.0%	₩	29,878	100.0%	₩	26,365	US$	US$20,922	100.0%

(1)
Includes Oceania, Africa and the Middle East.
(2)
Includes other countries in North and South America.
(3)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,260.18 to US$1.00, the noon buying rate in effect on December 31, 2022 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(4)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion (US$169 million), which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.

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

While a majority of our sales in 2022 were generated from products that are not subject to binding supply contracts with our customers, we have been actively seeking, and plan to continue, to increase the proportion of our products that are manufactured pursuant to binding order-based projects as part of our efforts to better manage our inventory levels, enhance profitability and reduce volatility in our production levels. For such binding order-based projects, which typically have durations of a year or longer, we and our end-brand customers generally agree on the volume, price and delivery terms in advance, in each case subject to any future adjustments as may be contemplated under the terms of each contract, for the development and production of our display products on a product-by-product basis. By entering into such binding order-based projects, we are able to mitigate our exposure to the risk of market price fluctuations of our display products. In addition, we have in place relatively longer-term non-binding supply and purchase agreements with certain major end-brand customers, whereby we and our end-brand customers agree on general volume parameters and, in some cases, product specifications and delivery terms. These agreements serve as an indication of the size and key components of a customer’s order, and neither party is committed to supply or purchase any products until a firm purchase order is issued.

With respect to our products that are not subject to binding supply contracts, our end-brand customers or their system integrators generally place purchase orders with us a few weeks prior to delivery based on our non-binding supply and purchase agreements with them. Generally, the head office of an end-brand customer provides us with advance rolling forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with the end-brand customer a few weeks prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the committed period prior to delivery. Pricing of our display panel products that are not subject to binding supply contracts is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes.

We primarily engage in direct sales (including through our overseas subsidiaries), and to a lesser extent, indirect sales through trading companies and its subsidiaries, to end-brand customers and their system integrators. Our sales subsidiaries procure purchase orders from, and distribute our products to, system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to trading companies and its subsidiaries. These subsidiaries of trading companies process orders from and distribute products to customers located in their region.

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
Japan Display and Sharp in Japan; and
•
BOE, China Star Optoelectronics Technology, CEC Panda and HKC in China.

According to OMDIA, in 2022, Korean display panel manufacturers had a market share of 23% of the 9-inch or larger panel market based on revenue, Chinese manufacturers had 51%, Taiwanese manufacturers had 18% and Japanese manufacturers had 7%. Our market share of the 9-inch or larger panel market based on revenue was approximately 20%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for approximately 61%, 60% and 59% of our cost of sales in 2020, 2021 and 2022, respectively. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company in which we own a 40% equity interest, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2022 was purchased from Korean vendors on an invoiced basis.

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.3 trillion in the aggregate, and for our panel fabrication facilities located in Guangzhou, China for up to CNY 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately ~~W~~0.5 trillion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

As part of our efforts to establish and operate environmental-friendly energy management systems at our domestic and overseas fabrication facilities and production plants, we have received from the International Organization for Standardization ISO 14001 certification for each of our domestic and overseas production sites and ISO 50001 certification for all of our domestic and several of our overseas subsidiaries with respect to our energy management systems. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation, and our overseas subsidiary in Nanjing earned Platinum ZWTL validation in 2022. Also, in 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. We plan to continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rates.

In addition, in line with the global trend for environmental, social and governance (“ESG”) management, we earned a Gold rating in the ESG assessment conducted by the global research center EcoVadis in 2022. We are continually pursuing ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognitions for our eco-friendly management and share relevant information with our stakeholders.

Moreover, in 2016, we attained the highest level for water management, Leadership A, and received the Best Water Management Award at the CDP Water Korea Awards from the Carbon Disclosure Project Korea Committee in recognition of our continued water reduction activities (investment in reuse systems, etc.). In addition, we have also received the Carbon Management Sector Honors for seven consecutive years since 2016 in recognition of our continued greenhouse gas emission reduction activities (process greenhouse gas and energy reduction, etc.). In 2017, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, under the Factory Energy Management System evaluation presided by the Korea Energy Agency, and we also obtained the SGS Eco Label, an eco-friendly certification program, from the Société Générale de Surveillance, a global certification company, for our OLED television panels, and we have since maintained the SGS Eco Label for all of our OLED television panels. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Korean Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures, and we also obtained a certificate of excellence in the Energy Management System Evaluation from the same ministry. Additionally, in 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy savings. More recently, in 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology, which reduces carbon emissions and the use of rare metals, and we also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency based in Germany, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and plastic OLED mobile display products. In 2022, we became the first company in the industry to receive the SGS Eco Mark accreditation for our automotive display products utilizing plastic OLED and low-temperature polycrystalline silicon LCD, in recognition for the reduction of their power consumption by increasing the luminous efficiency of their organic elements, improving their liquid crystal transmittance rates, and minimizing hazardous substances. We also obtained the SGS performance accreditation for our IT display products applying antibacterial films.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our CA fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment— Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively. In addition, in July 2018, we established and acquired a 69% ownership interest in a joint venture with the government of Guangzhou, LG Display High-Tech (China) Co., Ltd., to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently own a 70% equity interest in LG Display High-Tech (China) and have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2022, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2022:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Capital Stock (in millions of the applicable currency)		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	116	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95	100%	100%
LG Display Germany GmbH	Sales	Germany	October 1999		€1	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	CNY	3,020	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	CNY	4	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	June 2006	CNY	1,655	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	July 2007	CNY	4	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	November 2008	US$	1	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	March 2010	CNY	1,008	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	December 2009	CNY	116	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	₩	800	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	CNY	8,232	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	CNY	1	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	May 2016	US$	600	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	CNY	637	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	May 2018	US$	71	100%	100%
LG Display High-Tech (China) Co., Ltd	Manufacturing and sales	China	July 2018	CNY	15,600	70%	70%

N.B. See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2022.

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our current fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)	Primary Types of Panels Produced
Korea
P5 (2)	5	May 2003	Gumi, Korea	—	TFT-LCD for notebook computer, mobile and other applications
P62	6	April 2009	Gumi, Korea	101,617	TFT-LCD for notebook computer and desktop monitor
AP3	6	February 2014	Gumi, Korea	288,634	Plastic OLED for mobile and other applications
P7 (3)	7	January 2006	Paju, Korea	—	TFT-LCD for television
P8 (4)	8	March 2009	Paju, Korea	506,895	TFT-LCD for television, desktop monitor and notebook computer
OP1 (5)	8	January 2013	Paju, Korea	See P8 above	OLED for television
P9 (6)	8	June 2012	Paju, Korea	534,545	TFT-LCD for desktop monitor, notebook computer, tablet computer
AP4 (7)	6	July 2019	Paju, Korea	See P9 above	Plastic OLED for mobile and other applications
Overseas
CA (8)	8	September 2014	Guangzhou, China	244,592	TFT-LCD for television and desktop monitor
CO	8	July 2020	Guangzhou, China	426,139	OLED for television

(1)
Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There are several definitions of “generations” in the display industry. There has been no consensus in the display industry on a uniform definition. References to generations made in this annual report are based on our current definition of generations as indicated in the table below.

Substrate Sizes (in millimeters)	Gen 5	Gen 6	Gen 7	Gen 8
	1,000 x 1,200	1,500 x 1,800	1,870 x 2,200	2,200 x 2,500
	1,100 x 1,250	1,500 x 1,850	1,950 x 2,250
1,100 x 1,300
1,200 x 1,300

(2)
We ceased production at, and closed, the P5 fabrication facility in June 2022.
(3)
We ceased production at, and closed, the P7 fabrication facility in December 2022.
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

Capital Expenditures

As part of our ongoing expansion plans, we have commenced mass production of plastic OLED panels at our AP3 and AP4 fabrication facilities beginning in August 2017 and July 2019, respectively. In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion in new large-sized OLED and plastic OLED fabrication facilities in Paju, Korea, and in July 2019, we further announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-sized OLED production lines. We are in the process of developing and assessing the specifics of such planned investments, including the timing. More recently, in August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new small- to mid-sized OLED fabrication facility in Paju, Korea. We have begun construction in August 2021, which is expected to continue until the first quarter of 2024. In response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2022 and commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We currently expect that, in 2023, our total cash outflows for capital expenditures will be lower compared to 2022 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A. UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A. Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has been undergoing a transition from TFT-LCD panels to alternative display panels based on new technologies, primarily OLED panels. While TFT-LCD panels are still predominant in the display industry, OLED technology is widely seen in the display industry as the successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels. With respect to the TFT-LCD industry, sales volume decreased from 2,706 million units in 2012 to 2,412 million units in 2022, and market revenue decreased from US$92 billion to US$79 billion during the same period according to OMDIA. With respect to the OLED industry, sales volume significantly increased from 188 million units in 2012 to 751 million units in 2022, and market revenue also significantly increased from US$7 billion to US$42 billion during the same period, also according to OMDIA.

Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for approximately 86% of industry revenue from global sales of OLED panels in 2022. However, as of the end of 2022, the OLED market was relatively small compared to the TFT-LCD market. We believe, however, that the market is changing rapidly as a growing array of OLED panels for various applications and sizes have been, and continue to be, introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. We first commenced mass production of OLED panels for televisions in 2014 and plastic OLED panels for mobile and other applications in 2017. In July 2019, we commenced mass production of plastic OLED panels for mobile and other applications at our AP4 fabrication facility, and in July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new small- to mid-sized OLED fabrication facility in Paju, Korea.

While the display industry has shown periods of rapid growth in the past, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, display panel manufacturers have increased display area fabrication capacity rapidly. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. During such surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products to decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for display panels in some past periods.

According to OMDIA, the display industry for panels that are nine inches or larger contracted in 2022 compared to 2021, with total market revenue decreasing from US$94 billion in 2021 to US$66 billion in 2022. The average selling price of those panels decreased during the same period by approximately 24% from approximately US$96 in 2021 to US$74 in 2022.

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

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated significant resources to the development and production of specialized OLED panels for television and public displays (such as our next-generation “OLED.Ex” display panels (which apply advanced technologies to offer brighter and more stable images while further reducing the bezel size), “CSO (Cinematic Sound OLED)” sound integrated panels, rollable OLED display panels, transparent OLED display panels as well as OLED display panels for gaming monitors), display panels utilizing Ultra HD technology, low power consumption and AH-IPS technology for various IT products and televisions and plastic OLED technology for smartphones, automotive products and wearable devices. In particular, we are deploying greater resources into large-sized OLED television panels in order to maintain our early competitive edge in such market, and into small- and medium-sized plastic OLED panels for various applications in order to expand our market presence.

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

The overall prospects for the global economy and, in turn, the market conditions for the display panel industry, remain uncertain, and the economic indicators in Korea and globally have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19. Such uncertainties have been, and continue to be, exacerbated by, among other things, Russia’s invasion of Ukraine and ensuing sanctions against Russia and more recently, difficulties faced by several banks in the United States and Europe as well as rapid increases in policy interest rates globally to combat rising inflationary pressures. See “Item 3.D. Risk Factors—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability” and “Item 3.D. Risk Factors—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” While demand for certain types of our products, particularly display panels for IT products, increased in 2020 and 2021 partly as a result of increased levels of working remotely, online schooling and social distancing caused by COVID-19, demand for display panel products generally decreased in 2022 in light of the increasing economic uncertainty globally as described above. We cannot provide any assurance that an increase in demand for our products will recur or be sustained in future periods or that demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

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

		Year-end Input Capacity (1)
Facility	Primary Input Substrates Size (in millimeters)	2020	2021	2022
		(in thousands of input substrates per month)
AP3	1,500 x 1,850	24	17	29
AP4	1,500 x 1,850	31	31	28
OP1	2,200 x 2,500	86	86	70
P5(2)	1,100 x 1,250	44	45	N/A(4)
P62	1,500 x 1,850	46	44	40
P7(3)	1,950 x 2,250	142	150	155(5)
P8	2,200 x 2,500	100	124	126
P9	2,200 x 2,500	82	81	71
CA	2,200 x 2,500	216	211	199
CO	2,200 x 2,500	56	89	90

(1)
Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)
We ceased production at, and closed, the P5 fabrication facility in June 2022.
(3)
We ceased production at, and closed, the P7 fabrication facility in December 2022.
(4)
N/A means not applicable.
(5)
Includes input capacity prior to the closure of the P7 fabrication facility in December 2022.

Our cash outflows for capital expenditures amounted to ~~W~~2,595 billion in 2020, ~~W~~3,141 billion in 2021 and ~~W~~5,079 billion (US$4,030 million) in 2022. Such capital expenditures relate mainly to investments in production facilities for mid-sized and plastic OLED panels in 2022, continued investments in our CO fabrication facility in 2021 and investments in Guangzhou, China (primarily the construction of the CO fabrication facility for the production of large-sized OLED display panels in a joint venture with the government of Guangzhou) in 2020. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue decreased from 15.4% in 2020 to 13.3% in 2021 but increased to 15.2% in 2022. Such increase in 2022 compared to 2021 was a result of a decrease in our revenue coupled with a slight increase in our depreciation expense. We currently expect that, in 2023, our total capital expenditures on a cash out basis will be lower compared to 2022 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

As a result of the above factors, we have historically been able to reduce our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped. However, our cost of sales per square meter of net display area increased by 13.6% in 2022 compared to 2021 mainly due to the overall depreciation of the Korean Won against the U.S. dollar during 2022, in which a significant portion of our purchases of raw materials and components are denominated, as well as an overall increase in the market prices of key raw materials and components, which in turn were partly attributable to a global supply shortage of semiconductors during parts of 2022. Our cost of sales per square meter of net display area decreased slightly by 1.0% in 2021 compared to 2020, mainly due to the appreciation of the average value of the Korean Won against the U.S. dollar in 2021 compared to 2020.

Our cost reduction efforts in recent years also include our decision to substantially reduce the production of TFT-LCD panels in Korea and China. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other applications) in June 2022 and our P7 facility (where we had produced TFT-LCD panels for televisions) in December 2022, in light of our continued efforts to increase the proportion of OLED television panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward larger-sized panels and a shift toward differentiated specialty products based on newer technologies, including OLED technology, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and mobile and other applications. In response to such market trends, we have increased our production capacity and sales of OLED panels, which accounted for approximately 40% of our revenues in 2022, and have also developed and commercialized differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our television panels that are 65 inches or larger in our product mix increased between 2020 and 2022. In addition, with respect to our IT products, we have expanded our product portfolio to offer desktop panels with Full HD resolution primarily ranging from 21.5 inches to 49 inches in a variety of screen aspect ratios, including 21:9 screen aspect ratio for ultra-widescreen monitors, and additional features such as borderless bezels and curved displays, in order to capture the market for large-size desktop monitors. We have also introduced in our product portfolio display panels for gaming monitors with high resolutions, rapid response times and fast refresh rates, and increased our production capacity of mobile panels for large-screen smartphones, which constitutes a part of our mobile and other applications segment, with specialty features and newer technologies, including full screen displays, flexible displays and Ultra HD technology utilizing WRGB sub-pixel structure. At the same time, in response to increasing market demand for differentiated specialty products, we have developed and commercialized, for example, panels for tablet computers utilizing AH-IPS technology with increasingly higher resolution and other features, panels for smartphones, automotive products and wearable devices utilizing plastic OLED technology and panels for large-sized television utilizing our Ultra HD and OLED technologies.

As part of our continued efforts to increase the proportion of higher-margin OLED panels in our product mix, we have been reducing the production level of less profitable types of TFT-LCD panels in recent years, by reducing our TFT-LCD production capacity in China as well as closing some of our fabrication facilities (where we had produced TFT-LCD panels) in Korea, as described above.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2020			2021			2022 (1)
	Sales		%	Sales		%	Sales		Sales (2)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	₩	6,738	27.8%	₩	9,466	31.7%	₩	6,975	US$	5,535	26.4%
IT Products (3)		10,121	41.7		12,459	41.7		11,198		8,886	42.5
Mobile and other applications (4)		7,359	30.3		7,900	26.4		8,146		6,464	30.9
Sales of goods	₩	24,218	99.8%	₩	29,825	99.8%	₩	26,319	US$	20,885	99.8%
Royalties and others		44	0.2		53	0.2		46		37	0.2
Revenue	₩	24,262	100.0%	₩	29,878	100.0%	₩	26,365	US$	20,922	100.0%

(1)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion (US$169 million), which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.
(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,260.18 to US$1.00, the noon buying rate in effect on December 31, 2022 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(3)
Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2020		2021		2022
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	27,747	12.2%	30,214	12.0%	29,305	13.3%
IT Products (1)	97,728	42.8	107,943	43.0	87,376	39.8
Mobile and other applications (2)	102,884	45.1	112,758	45.0	103,115	46.9
Total	228,359	100.0%	250,915	100.0%	219,796	100.0%

(1)
Comprises notebook computers, desktop monitors and tablet computers.
(2)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 12.3% from ~~W~~106 thousand in 2020 to ~~W~~119 thousand in 2021 and further increased by 0.8% to ~~W~~120 thousand (US$95) in 2022. In 2021 compared to 2020, our average selling price increased primarily due to an increase in the average selling price for televisions and IT products, in particular desktop monitors, which in turn was mainly attributable to an increase in the proportion of OLED television panels and higher-end desktop monitor panel units, which generally have higher selling prices, in our product mix. In 2022 compared to 2021, our average selling price increased slightly due to an increase in the average selling price for IT products and mobile and other applications, which in turn was mainly attributable to our continued strategic focus to increase the proportion of higher-end and differentiated products in our product mix as well as the overall depreciation of the Korean won against the U.S. dollar during 2022, in which substantially all of our sales are denominated, partly offset by downward pricing pressure for display panels resulting from a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. Such increase in our average selling price for IT products and mobile and other applications was partially offset by a significant decrease in the average selling price for television products, which in turn was also mainly due to downward pricing pressure resulting from a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (1)
	Year ended December 31,
	2020		2021		2022 (2)
	(in thousands, except for US$)
Televisions	₩	243	₩	313	₩	238	US$	189
IT Products (3)		104		115		128		102
Mobile and other applications (4)		72		70		79		63
All panels		106		119		120		95

(1)
Average selling price for each market represents revenue per market divided by unit sales per market.
(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,260.18 to US$1.00, the noon buying rate in effect on December 31, 2022 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(3)
Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 7.3% from ~~W~~792 thousand in 2020 to ~~W~~849 thousand in 2021. In 2022, our average revenue per square meter of net display area shipped decreased by 2.4% to ~~W~~829 thousand (US$658).

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 2(d) of the notes to our financial statements.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2020		%	2021		%	2022	2022 (1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	₩	24,262	100.0%	₩	29,878	100.0%	26,365 (2)	US$20,922 (2)	100.0%
Cost of sales		(21,626)	89.1		(24,573)	82.2	(25,028)	(19,861)	94.9
Gross profit		2,636	10.9		5,305	17.8	1,124	892	4.3
Selling expenses		(818)	3.4		(933)	3.1	(896)	(711)	3.4
Administrative expenses		(755)	3.1		(919)	3.1	(931)	(739)	3.5
Research and development expenses		(1,099)	4.5		(1,222)	4.1	(1,382)	(1,097)	5.2
Other income		1,785	7.4		1,252	4.2	3,186	2,528	12.1
Other expenses		(1,999)	8.2		(1,281)	4.3	(4,446)	(3,528)	16.9
Finance income		439	1.8		426	1.4	873	693	3.3
Finance costs		(803)	3.3		(917)	3.1	(966)	(766)	3.7
Equity income on investments, net		12	0.1		8	0.0	5	4	0.0
Profit (loss) before income tax		(602)	(2.5)		1,719	5.8	(3,433)	(2,724)	(13.0)
Income tax benefit (expense)		526	2.2		(385)	(1.3)	238	189	0.9
Profit (loss) for the year		(76)	(0.3)		1,334	4.5	(3,195)	(2,535)	(12.1)

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,260.18 to US$1.00, the noon buying rate in effect on December 31, 2022 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion (US$169 million), which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.

Comparison of 2022 to 2021

Revenue

Our revenue decreased by 11.8% from ~~W~~29,878 billion in 2021 to ~~W~~26,365 billion (US$20,922 million) in 2022. The decrease in revenue primarily resulted from decreases in revenue derived from sales of panels for televisions and IT products, which were in turn mainly due to a decrease in the number of those panels sold for IT products and a decrease in the average selling prices of panels for televisions, offset in part by an increase in revenue derived from sales of panels for mobile and other applications.

Revenue attributable to sales of panels for televisions decreased by 26.3% from ~~W~~9,466 billion in 2021 to ~~W~~6,975 billion (US$5,535 million) in 2022, resulting from a significant decrease in the average selling price of panels in this category in 2022 compared to 2021, accompanied by a small decrease in the number of units sold of panels in this category in 2022 compared to 2021. The average selling price of panels for televisions decreased by 24.0% from ~~W~~313 thousand in 2021 to ~~W~~238 thousand (US$189) in 2022, and the total unit sales of panels in this category decreased by 3.0% from 30.2 million panels in 2021 to 29.3 million panels in 2022. The decrease in the average selling price of television panels was mainly due to downward pricing pressure resulting from a decrease in market demand for both TFT-LCD and OLED televisions due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally, which more than offset the positive effects of the depreciation of the Korean won against the U.S. dollar on average selling price during 2022. The negative effects of such factors were partially offset by an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix. The decrease in the sales volume of panels for televisions reflected a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix, as well as a decrease in market demand for both TFT-LCD and OLED televisions as described above.

Revenue attributable to sales of panels for IT products decreased by 10.1% from ~~W~~12,459 billion in 2021 to ~~W~~11,198 billion (US$8,886 million) in 2022, resulting from a significant decrease in the number of units sold of panels in this category in 2022 compared to 2021, partially offset by an increase in the average selling price of panels in this category in 2022 compared to 2021. The total unit sales of panels for IT products decreased by 19.0% from 107.9 million panels in 2021 to 87.4 million panels in 2022, while the average selling price of panels in this category increased by 11.3% from ~~W~~115 thousand in 2021 to ~~W~~128 thousand (US$102) in 2022. The decrease in the sales volume of panels for IT products primarily reflected a decrease in market demand for IT products due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. The increase in the average selling price of our panels for IT products was mainly attributable to the depreciation of the Korean Won against the U.S. dollar during 2022, the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices in our product mix for panels for IT products, reflecting the continued solidification of our position in the high-end IT product market as well as the further strengthening of our collaboration with our end-brand customers.

Revenue attributable to sales of panels for mobile and other applications increased by 3.1% from ~~W~~7,900 billion in 2021 to ~~W~~8,146 billion (US$6,464 million) in 2022, resulting from an increase in the average selling price of panels in this category in 2022 compared to 2021, partially offset by a decrease in the number of units sold of panels in this category in 2022 compared to 2021. The average selling price of panels in this category increased by 12.9% from ~~W~~70 thousand in 2021 to ~~W~~79 thousand (US$63) in 2022, whereas the total unit sales of panels for mobile and other applications decreased by 8.6% from 112.8 million in 2021 to 103.1 million in 2022. The increase in the average selling price of panels in this category was mainly due to the depreciation of the Korean Won against the U.S. dollar during 2022, the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-margin OLED panels for smartphones, automotive products and wearable devices, in our product mix for panels in this category. The decrease in the sales volume of panels for mobile and other applications was attributable to a decrease in market demand for smartphones and other mobile devices due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally, as well as our continued strategic focus to increase the proportion of higher-end OLED products and reduce the production output of lower-end TFT-LCD products.

In addition, our revenue attributable to royalty and others decreased by 13.2% from ~~W~~53 billion in 2021 to ~~W~~46 billion (US$37 million) in 2022. The decrease was due to a 12.8% decrease in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from ~~W~~39 billion in 2021 to ~~W~~34 billion (US$27 million) in 2022 and a 14.3% decrease in royalty from ~~W~~14 billion in 2021 to ~~W~~12 billion (US$10 million) in 2022.

Cost of Sales

Cost of sales increased by 1.9% from ~~W~~24,573 billion in 2021 to ~~W~~25,028 billion (US$19,861 million) in 2022. The increase in our cost of sales in 2022 compared to 2021 was attributable primarily to a change in the value of our inventories due in part to the strengthening of the U.S. dollar, in which 87.8% of our raw materials and component part purchases were denominated in 2022, against the Korean Won in 2022 as a whole, compared to 2021 as a whole, as well as an increase in overhead costs, which were offset in part by decreases in labor costs and raw materials and component costs related to selling fewer panel units overall in 2022 compared to 2021.

As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 60.2%, 11.5%, 13.5%, 15.4% and (0.6)%, respectively, in 2021 and 59.0%, 11.1%, 13.5%, 15.2% and 1.2%, respectively, in 2022.

As a percentage of revenue, cost of sales increased from 82.2% in 2021 to 94.9% in 2022. The increase in our cost of sales as a percentage of revenue in 2022 compared to 2021 was attributable mainly to the continued increase in downward pricing pressure in the global display panel industry, particularly in relation to TFT-LCD panels and weaker overall market demand for display panels, as well as an increase in our raw materials and component costs, which in turn was mainly due to the overall depreciation of the Korean Won against the U.S. dollar during 2022, in which a significant portion of our purchases of raw materials and components are denominated, as well as an overall increase in the market prices of key raw materials and components in part due to a global supply shortage of semiconductors during parts of 2022.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 13.6% from ~~W~~699 thousand in 2021 to ~~W~~794 thousand (US$630) in 2022. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 16.3% from ~~W~~98 thousand in 2021 to ~~W~~114 thousand (US$90) in 2022. Such increase was due mainly to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix, as well as the strengthening of the U.S. dollar against the Korean Won, during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 78.8% from ~~W~~5,305 billion in 2021 to ~~W~~1,124 billion (US$892 million) in 2022, and our gross margin decreased from 17.8% in 2021 to 4.3% in 2022. The continued shift in our product mix toward higher-end products and the strengthening of the U.S. dollar against the Korean Won in 2022 resulted in increases in both the average selling price and cost of sales per panel sold in 2022 compared to 2021, but the increase in cost of sales per panel sold outpaced the increase in average selling price mainly due to weaker market demand that applied downward pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 1.3% from ~~W~~1,852 billion in 2021 to ~~W~~1,827 billion (US$1,450 million) in 2022. As a percentage of revenue, our selling and administrative expenses increased from 6.2% in 2021 to 6.9% in 2022. The decrease in selling and administrative expenses in 2022 compared to 2021 was attributable primarily to a decrease in shipping costs, resulting mainly from a general decrease in our overall sales volume in 2022 compared to 2021, as well as a decrease in salaries, resulting primarily from a decrease in performance-based incentive payments. The effects of such decreases were partially offset by increases in other expenses relating to our overseas market development, resulting from our increased efforts to further develop our overseas markets in light of the easing of COVID-19 pandemic-related social distancing and travel measures, as well as warranty expenses, resulting from an increase in the proportion of OLED panel products sold during 2022, which entail higher repair and replacement costs.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2022:

	Year ended December 31,
	2021		2022
	(in billions of Won)
Salaries	₩	387	₩	355
Expenses related to defined benefit plan		23		27
Other employee benefits		87		91
Shipping costs		299		214
Fees and commissions		248		272
Depreciation		267		264
Taxes and dues		75		70
Advertising		126		108
Warranty expenses		217		251
Insurance		17		15
Travel		7		18
Training		16		15
Others		83		127
Total	₩	1,852	₩	1,827

Research and Development Expenses

Research and development expenses increased by 13.1% from ~~W~~1,222 billion in 2021 to ~~W~~1,382 billion (US$1,097 million) in 2022. As a percentage of revenue, our research and development expenses increased from 4.1% in 2021 to 5.2% in 2022. Such increase in research and development expenses was mainly attributable to an increase in our research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense increased significantly from ~~W~~29 billion in 2021 to ~~W~~1,260 billion (US$1,000 million) in 2022. Such increase was primarily due to a significant increase in net impairment loss on property, plant and equipment from ~~W~~18 billion in 2021 to ~~W~~1,257 billion (US$998 million) in 2022, as well as an increase in net impairment loss on intangible assets from ~~W~~28 billion in 2021 to ~~W~~134 billion (US$107 million) in 2022. Such significant increases in impairment losses on property, plant and equipment and on intangible assets in 2022 were primarily attributable to impairment losses we incurred on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business, which we newly distinguished as a separate cash-generating unit ("CGU") from our existing Display CGU in 2022 following our decision to terminate our TFT-LCD television display panel manufacturing operations in Korea and the resulting reorganization of the related businesses. Such impairment losses on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business in 2022 were mainly attributable to weaker market demand for premium televisions and less favorable industry outlook resulting from continued and exacerbated uncertainty in the prospects of the global economy. See Note 10(d) of the notes to our financial statements for a further discussion of our assessment of impairment with respect to our large-sized OLED display panel business.

Finance Income (Costs), Net

Our total net finance costs decreased by 81.1% from ~~W~~491 billion in 2021 to ~~W~~93 billion (US$74 million) in 2022. Such decrease was mainly attributable to a 56.0% decrease in net foreign currency loss from ~~W~~300 billion in 2021 to ~~W~~132 billion (~~W~~105 million) in 2022, primarily due to an overall depreciation of the Korean Won against major foreign currencies and higher exchange rate volatility in 2022 compared to 2021, which was offset in part by a 39.9% decrease in net gain on valuation of derivatives from ~~W~~213 billion in 2021 to ~~W~~128 billion (US$102 million) in 2022, also as a result of an overall depreciation of the Korean Won against the U.S. dollar and higher exchange rate volatility in 2022 compared to 2021. Against such fluctuations, we recognized net gains on transaction of derivatives of ~~W~~8 billion in 2021 and ~~W~~49 billion (US$39 million) in 2022.

Income Tax Expense (Benefit)

We recognized income tax benefit of ~~W~~238 billion (US$189 million) in 2022 compared to income tax expense of ~~W~~385 billion in 2021, primarily due to recording loss before income tax of ~~W~~3,433 billion (US$2,724 million) in 2022 compared to profit before income tax of ~~W~~1,719 billion in 2021, which led to a decrease in current tax expense to ~~W~~147 billion (US$117 million) in 2022 from ~~W~~363 billion in 2021, and the recognition of deferred tax benefit of ~~W~~385 billion (US$305 million) in 2022 compared to a deferred tax expense of ~~W~~22 billion in 2021. Furthermore, due to applicable amendments to Korean tax laws in 2022 and changes in our estimates of future taxable income, we recognized a change in unrecognized deferred tax assets of ~~W~~458 billion (US$363 million) in 2022, which reflected the effect of reducing previously recognized deferred tax assets in relation to tax credit carry forwards. See "Item 5.B. Liquidity and Capital Resources—Taxation". In addition, we recognized an effect on change in tax rate of ~~W~~168 billion (US$141 million) in 2022 in light of such tax law amendments. However, due to the loss before income tax we recorded in such year, our effective tax rate was not calculated in 2022, whereas our effective tax rate was 22.4% in 2021. See Notes 23 and 24 of the notes to our financial statements.

Profit (Loss) for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a profit for the year of ~~W~~1,334 billion in 2021 but recorded a loss for the year of ~~W~~3,195 billion (US$2,535 million) in 2022. Our profit for the year as a percentage of revenue was 4.5% in 2021 and loss for the year as a percentage of revenue was (12.1)% in 2022.

Comparison of 2021 to 2020

Revenue

Our revenue increased by 23.1% from ~~W~~24,262 billion in 2020 to ~~W~~29,878 billion in 2021. The increase in revenue resulted from increases in revenue derived from sales of panels for televisions, IT products and mobile and other applications, which were in turn mainly due to an increase in the number of those panels sold and an increase in the average selling prices of panels for televisions and IT products.

Revenue attributable to sales of panels for televisions increased by 40.5% from ~~W~~6,738 billion in 2020 to ~~W~~9,466 billion in 2021, resulting from an increase in the average selling price of panels in this category in 2021 compared to 2020, accompanied by an increase in the number of units sold of panels in this category in 2021 compared to 2020. The average selling price of panels for televisions increased by 28.8% from ~~W~~243 thousand in 2020 to ~~W~~313 thousand in 2021, and the total unit sales of panels in this category increased by 9.0% from 27.7 million panels in 2020 to 30.2 million panels in 2021. The increase in the average selling price of television panels was mainly due to an overall increase in the price of TFT-LCD television panels in 2021 and continued increase in the proportion of larger-sized OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix. The increase in the sales volume of panels for televisions reflected an increase in the sales volume of our large-sized OLED panels in the premium television market, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix.

Revenue attributable to sales of panels for IT products increased by 23.1% from ~~W~~10,121 billion in 2020 to ~~W~~12,459 billion in 2021, resulting from an increase in the average selling price of panels in this category in 2021 compared to 2020, accompanied by an increase in the number of units sold of panels in this category in 2021 compared to 2020. The average selling price of panels for IT products increased by 10.6% from ~~W~~104 thousand in 2020 to ~~W~~115 thousand in 2021, and the total unit sales of panels in this category increased by 10.4% from 97.7 million panels in 2020 to 107.9 million panels in 2021. The increase in the average selling price of our panels for IT products was mainly attributable to the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices in our product mix for panels for IT products, reflecting the continued solidification of our position in the high-end IT product market as well as the further strengthening of our collaboration with our end-brand customers. The increase in the sales volume of panels for IT products primarily reflected stronger global demand for such products due mainly to increased levels of working remotely, online schooling and social distancing in light of the ongoing global COVID-19 pandemic.

Revenue attributable to sales of panels for mobile and other applications increased by 7.4% from ~~W~~7,359 billion in 2020 to ~~W~~7,900 billion in 2021, resulting from an increase in the number of units sold of panels in this category in 2021 compared to 2020, partially offset by a slight decrease in the average selling price of panels in this category in 2021 compared to 2020. The total unit sales of panels for mobile and other applications increased by 9.6% from 102.9 million in

2020 to 112.8 million in 2021, whereas the average selling price of panels in this category decreased by 2.8% from ~~W~~72 thousand in 2020 to ~~W~~70 thousand in 2021. The increase in the sales volume of panels for mobile and other applications was attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together led to the strengthening of our collaboration with our end-brand customers. The decrease in the average selling price of panels in this category was mainly due to downward pricing pressures in the smartphone market resulting from capacity expansion and increased competition by our competitors.

In addition, our revenue attributable to royalty and others increased by 20.5% from ~~W~~44 billion in 2020 to ~~W~~53 billion in 2021. The increase was due to a 30.0% increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from ~~W~~30 billion in 2020 to ~~W~~39 billion in 2021, while royalties remained constant at ~~W~~14 billion in each of 2020 and 2021.

Cost of Sales

Cost of sales increased by 13.6% from ~~W~~21,626 billion in 2020 to ~~W~~24,573 billion in 2021. The increase in our cost of sales in 2021 compared to 2020 was attributable primarily to an increase in raw materials and component costs due to an increase in the number of panels sold in 2021 compared to 2020, as well as the increased share of high-end products in our product mix which contributed to the increase in costs on a per unit basis during the same period.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased slightly by 1.0% from ~~W~~706 thousand in 2020 to ~~W~~699 thousand in 2021. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 3.2% from ~~W~~95 thousand in 2020 to ~~W~~98 thousand in 2021. Such increase was due mainly to increases in the proportion within our television category as well as certain parts of our IT product category of larger panel units with differentiated specialty features and newer technologies, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased by 101.3% from ~~W~~2,636 billion in 2020 to ~~W~~5,305 billion in 2021, and our gross margin increased from 10.9% in 2020 to 17.8% in 2021. The continued shift in our product mix toward higher-end products in 2021 resulted in increases in both the average selling price and cost of sales per panel sold in 2021 compared to 2020, but the increase in average selling price outpaced the increase in cost of sales per panel sold mainly due to an increase in the proportion of higher margin products with differentiated technologies (such as OLED) in our product mix, as well as stronger global demand for consumer electronics products in light of the increased levels of working remotely, home schooling and social distancing caused by the COVID-19 pandemic.

Selling and Administrative Expenses

Selling and administrative expenses increased by 17.7% from ~~W~~1,573 billion in 2020 to ~~W~~1,852 billion in 2021. As a percentage of revenue, our selling and administrative expenses decreased from 6.5% in 2020 to 6.2% in 2021. The increase in selling and administrative expenses in 2021 compared to 2020 was attributable primarily to increases in:

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

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2021:

	Year ended December 31,
	2020		2021
	(in billions of Won)
Salaries	₩	294	₩	387
Expenses related to defined benefit plan		26		23
Other employee benefits		68		87
Shipping costs		148		299
Fees and commissions		222		248
Depreciation		215		267
Taxes and dues		83		75
Advertising		114		126
Warranty expenses		309		217
Insurance		13		17
Travel		8		7
Training		8		16
Others		65		83
Total	₩	1,573	₩	1,852

Research and Development Expenses

Research and development expenses increased by 11.2% from ~~W~~1,099 billion in 2020 to ~~W~~1,222 billion in 2021. As a percentage of revenue, our research and development expenses decreased from 4.5% in 2020 to 4.1% in 2021. The research and development expenses in 2021 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense decreased by 86.6% from ~~W~~215 billion in 2020 to ~~W~~29 billion in 2021. Such decrease was primarily due to a net foreign currency gain of ~~W~~49 billion in 2021 compared to a net foreign currency loss of ~~W~~42 billion in 2020, reflecting the strengthening of the U.S. dollar against the Korean Won in 2021 compared to 2020, as well as a 63.9% decrease in net impairment loss on intangible assets from ~~W~~78 billion in 2020 to ~~W~~28 billion in 2021, primarily due to a decrease in impairment loss associated with our development costs.

Such decreases were partially offset by a 100.3% increase in net loss on disposal of property, plant and equipment from ~~W~~22 billion in 2020 to ~~W~~45 billion in 2021, mainly reflecting an increase in the volume of manufacturing equipment no longer in use that we disposed of in 2021 compared to 2020.

Finance Income (Costs), Net

Our total net finance costs increased by 34.9% from ~~W~~364 billion in 2020 to ~~W~~491 billion in 2021. Such increase was mainly attributable to:

•
net foreign currency loss of ~~W~~300 billion in 2021 compared to net foreign currency gain of ~~W~~142 billion in 2020, primarily due to higher exchange rate volatility in 2021 compared to 2020; and

•
a 17.3% increase in interest expense from ~~W~~370 billion in 2020 to ~~W~~434 billion in 2021, which was mainly due to a decrease in capitalized interest in 2021 compared to 2020.

Such increases were offset in part by net gain on valuation of derivatives of ~~W~~213 billion in 2021 compared to net loss on valuation of derivatives of ~~W~~187 billion in 2020, as the U.S. dollar generally appreciated against the Korean Won during the second half of 2021 and significantly fluctuated over these periods as a whole. Against such fluctuations, we also recognized net gains on transaction of derivatives of ~~W~~24 billion in 2020 and ~~W~~8 billion in 2021.

Income Tax Expense (Benefit)

We recognized income tax expense of ~~W~~385 billion in 2021 compared to income tax benefit of ~~W~~526 billion in 2020, primarily due to recording profit before income tax of ~~W~~1,719 billion in 2021 compared to loss before income tax of ~~W~~602 billion in 2020, which led to a significant increase in current tax expense from ~~W~~62 billion in 2020 to ~~W~~363 billion in 2021, and the recognition of deferred tax expense of ~~W~~22 billion in 2021 compared to a deferred tax benefit of ~~W~~588 billion in 2020. As a result, our effective tax rate was 22.4% in 2021, whereas our effective tax rate was not calculated in 2020 due to the loss before income tax we recorded in such year. See Notes 22 and 23 of the notes to our financial statements.

Profit (Loss) for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a loss for the year of ~~W~~76 billion in 2020 but recorded a profit for the year of ~~W~~1,334 billion in 2021. Our loss for the year as a percentage of revenue was (0.3)% in 2020 and our profit for the year as a percentage of revenue was 4.5% in 2021.

Item 5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~4,218 billion, ~~W~~3,542 billion and ~~W~~1,825 billion (US$1,448 million) as of December 31, 2020, 2021 and 2022, respectively.

Our cash and cash equivalents was held in the following currencies as at December 31, 2022:

	(in billions of Won)
Korean Won	₩	134
Chinese Yuan		360
U.S. Dollar		1,318
Other currencies		13
Total	₩	1,825

We also had short-term deposits in banks of ~~W~~79 billion, ~~W~~743 billion and ~~W~~1,723 billion (US$1,367 million), respectively, as of December 31, 2020, 2021 and 2022. The significant increases in short-term deposits in 2022 compared to 2021, and 2021 compared to 2020, were mainly due to an increase in restricted cash deposits in connection with secured borrowings from our subsidiaries. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2023 to be primarily for capital expenditures and repayment of maturing debt.

As of December 31, 2020, we had current assets of ~~W~~11,099 billion and current liabilities of ~~W~~11,007 billion, resulting in a working capital surplus of ~~W~~92 billion. As of December 31, 2021, we had current assets of ~~W~~13,187 billion and current liabilities of ~~W~~13,995 billion, resulting in a working capital deficit of ~~W~~808 billion. As of December 31, 2022, we had current assets of ~~W~~9,444 billion (US$7,494 million) and current liabilities of ~~W~~13,962 billion (US$11,079 million), resulting in a working capital deficit of ~~W~~4,518 billion (US$3,585 million). The working capital deficit as of December 31, 2021, compared to a working capital surplus as of December 31, 2020, was primarily attributable to a ~~W~~1,035 billion increase in trade accounts and notes payable mainly due to increases in purchases of raw materials and components in 2021 compared to 2020 in anticipation of stronger demand for our products in light of the increased levels of working remotely, home schooling and social distancing caused by the COVID-19 pandemic, a ~~W~~875 billion increase in our current financial liabilities, which mainly reflected an increase in the current portion of long-term liabilities payable as of the end of 2021 compared to the end of 2020, and a ~~W~~676 billion decrease in cash and cash equivalents due to a decrease in demand deposits, the effects of which were partially offset by a ~~W~~1,180 billion increase in inventory as a result of inventory stocking in light of supply chain uncertainties in part due to the COVID-19 pandemic as discussed above and a ~~W~~1,057 billion increase in net trade accounts and notes receivable, which was mainly caused by increases in our revenue and sales of trade accounts and receivable in 2021. The increase in working capital deficit as of December 31, 2022, compared to the working capital deficit as of December 31, 2021, was primarily attributable to a ~~W~~2,216 billion decrease in net trade accounts and notes receivable, which was mainly caused by a decrease in our sales revenue as described above, a ~~W~~1,717 billion decrease in cash and cash equivalents, which was primarily due to a decrease in demand deposits, and a ~~W~~1,420 billion increase in our current financial liabilities, which mainly reflected an increase in our short-term borrowings payable as of the end of 2022 compared to the end of 2021, the effects of which were partially offset by a ~~W~~979 billion increase in deposits in banks and a ~~W~~752 billion decrease in net trade accounts and notes payable mainly as a result of a decrease in our purchases of raw materials, components and equipment in light of weaker market demand for our products.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient sources of working capital, including in the form of debt financing, for at least the next 12 months following the date of this annual report. In 2022, we issued domestic bonds in the aggregate principal amount of ~~W~~445 billion (US$353 million), and we entered into a number of short-term and long-term facility loan agreements, from which we have drawn down the full aggregate principal amount of ~~W~~810 billion (US$643 million), US$1,252 million and CNY 1,000 million as of December 31, 2022 in short-term loans and ~~W~~820 billion (US$651 million), US$1,350 million and CNY 8,295 million in long-term loans, in each case as of December 31, 2022, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2022.

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

Our net cash provided by operating activities amounted to ~~W~~2,279 billion in 2020, ~~W~~5,753 billion in 2021 and ~~W~~3,011 billion (US$2,389 million) in 2022. The increase in net cash provided by operating activities in 2021 compared to 2020 was mainly due to an increase in cash collected from our customers, primarily as a result of an increase in our sales revenue. The increase in net cash provided by our operating activities in 2021 compared to 2020 was offset in part by an increase in inventory as a result of inventory stocking in light of supply chain uncertainties in part due to the COVID-19 pandemic as discussed above. The decrease in net cash provided by operating activities in 2022 compared to 2021 was mainly due to a decrease in cash collected from our customers primarily a result of a decrease in our sales revenue, as well as a decrease in trade accounts and notes payable of ~~W~~282 billion (US$224 million) in 2022 compared to an increase of ~~W~~1,038 billion in 2021, which principally reflected a decrease in our purchases of raw materials and components in light of weaker market demand for our products. The decrease in net cash provided by operating activities in 2022 compared to 2021 was offset in part by a decrease in trade accounts and notes receivable of ~~W~~1,833 billion (US$1,455 million) in 2022 compared to an increase of ~~W~~964 billion in 2021, which primarily reflected an increase in the amount of trade accounts and notes receivable sold to financial institutions without recourse towards the end of 2022 compared to the end of 2021 as well as a decrease in our sales revenue.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. In 2021, our inventory levels increased by 54.3% from year-end 2020. In 2022, our inventory levels decreased by 14.2% from year-end 2021.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2020		2021		2022			2022 (1)
	(in billions of Won and millions of US$)
Finished goods	₩	785	₩	1,180	₩	822	US$	653
Work in process		733		1,202		1,235		980
Raw materials		492		787		652		517
Supplies		161		181		164		130
Total	₩	2,171	₩	3,350	₩	2,873	US$	2,280

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,260.18 to US$1.00, the noon buying rate in effect on December 31, 2022, as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~2,311 billion in 2020, ~~W~~4,263 billion in 2021 and ~~W~~6,700 billion (US$5,317 million) in 2022. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our OLED-focused production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~2,595 billion, ~~W~~3,141 billion and ~~W~~5,079 billion (US$4,030 million) in 2020, 2021 and 2022, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings and bond issuances.

We currently expect that, in 2023, our total capital expenditures on a cash out basis will be lower compared to 2022 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ~~W~~932 billion in 2020, our net cash used in financing activities amounted to ~~W~~2,466 billion in 2021 and our net cash provided by financing activities amounted to ~~W~~1,946 billion (US$1,544 million) in 2022. The net cash used in financing activities in 2021 compared to net cash provided by financing activities in 2020 reflects primarily an increase in our repayment of current portion of long-term borrowings and bonds in 2021 compared to 2020 as well as a decrease in net proceeds from issuance of long-term borrowings in 2021 compared to 2020, partially offset by an increase in proceeds from short-term borrowings and issuance of bonds in 2021 compared to 2020. The net cash provided by financing activities in 2022 compared to net cash used in financing activities in 2021 reflects primarily an increase in net proceeds from long-term and short-term borrowings in 2022 compared to 2021.

At our annual general meetings of shareholders on March 20, 2020 and March 23, 2021, we did not declare any cash dividend to our shareholders. At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of ~~W~~650 per share of common stock, amounting to a total cash dividend of ~~W~~232.6 billion to our shareholders of record as of December 31, 2021. At our annual general meeting of shareholders that was held on March 21, 2023, we did not declare any cash dividend to our shareholders.

We had a total of ~~W~~395 billion, ~~W~~614 billion and ~~W~~2,579 billion (US$2,047 million) of short-term borrowings outstanding as of December 31, 2020, 2021 and 2022, respectively. Approximately 17% of our outstanding short-term borrowings as of December 31, 2022 were subject to floating interest rates. For further information regarding our short-term borrowings, including their interest rate and currency structure, please see Note 12 of the notes to our financial statements.

As of December 31, 2022, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$950 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities for up to an aggregate amount of US$2,935 million. For further information regarding these facilities, please see Note 15 of the notes to our financial statements.

As of December 31, 2022, we had outstanding long-term debt including current portion in the amount of ~~W~~12,416 billion (US$9,853 million) and prior to deducting discounts on bonds, consisting of ~~W~~1,325 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$3,494 million of U.S. dollar denominated long-term loans, CNY19,569 million of CNY denominated long-term loans and ~~W~~2,986 billion of Korean Won denominated long-term loans. As of December 31, 2022, 31% of our outstanding long-term debt were subject to fixed interest rates.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early repayment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2022. For further information about our short- and long-term debt obligations as of December 31, 2022, including their interest rate and currency structure, see Note 12 of the notes to our financial statements.

As of December 31, 2022, we have entered into six agreements to guarantee the payment obligations in the aggregate amount of US$1,407 million of our subsidiary LG Display Vietnam Haiphong Co., Ltd. under credit facilities and payables facilities with various financial institutions, including Sumitomo Mitsui Banking Corporation, Standard Chartered Bank, Citibank, Export-Import Bank of Korea and Bank of Australia and New Zealand, among other lenders.

We also utilize cross-currency swap contracts and foreign currency forward contracts to hedge our foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

The following table summarizes our material short- and long-term cash requirements as of December 31, 2022:

	Payments Due by Period
(in billions of Won)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Unsecured bank borrowings	12,440	5,180	6,076	832	352
Secured bank borrowings	2,234	415	1,320	499	—
Unsecured bond issues	1,571	356	778	351	86
Trade accounts and notes payable	4,062	4,062	—	—	—
Other accounts payable	2,310	2,310	—	—	—
Other accounts payable (enterprise procurement cards)(1)	936	936	—	—	—
Long-term other accounts payable	508	—	242	106	160
Securities deposits received	192	2	9	181	—
Lease Liabilities	78	44	24	5	5
Derivatives	29	9	20	—	—
Total contractual cash obligations	24,360	13,314	8,469	1,974	603

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~136 billion in 2020, ~~W~~150 billion in 2021 and ~~W~~152 billion (US$120 million) in 2022, representing 7.8%, 7.1% and 6.3% of our research and development related expenditures in 2020, 2021 and 2022, respectively. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2022, the statutory corporate income tax rate applicable to us was 11.0% (including local income surtax) for the first ~~W~~200 million of our taxable income, 22.0% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 24.2% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 27.5% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

Pursuant to applicable amendments made to the Korean tax laws in 2022, the statutory corporate income tax rate applicable to us for 2023 will be 9.9% (including local income surtax) for the first ~~W~~200 million of our taxable income, 20.9% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 23.1% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 26.4% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in tangible assets for business use (excluding certain assets for which tax credits are not permitted under Korean tax laws) and facilities used for research and development and human resources development. For example, in 2022, under the Restriction of Special Taxation Act, we were entitled to a basic tax credit of 1% of our qualifying capital investments in 2022. Under the same law, we are also entitled to a tax credit on a percentage of our research and development expenses incurred for procuring certain “new growth engine and source technologies,” which include OLED display technology. The applicable amount of such tax credit is calculated by multiplying the applicable research and development expenses by the sum of (x) 20% and (y) three times the proportion of such research and development expenses as a percentage of revenue.

Tax credits may be utilized for an amount up to the tax payable using the minimum tax rate for a given fiscal year. Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next ten years. As of December 31, 2022, we had recognized deferred tax assets related to these credits of ~~W~~171 billion (US$136 million), which may be utilized against future income tax liabilities through 2032. In addition, we also had unused tax credit carryforwards of ~~W~~661 billion (US$524 million) as of December 31, 2022 for which no deferred tax asset was recognized. See Note 24 of the notes to our financial statements.

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

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at improving the process, performance and design of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•
In 2020, we commenced mass production of the first OLED products at our new CO fabrication facility in Guangzhou, China, including 48-inch and 77-inch UHD display panels. In addition, we produced the world’s first “2K” zone mini-LED and ultra-slim UHD desktop monitor products.
•
In 2021, we produced a 65-inch UHD bendable OLED television display product and an 83-inch UHD OLED television display product. In addition, we developed the world’s first 42-inch OLED television display product. For TFT-LCD products, we produced the world’s first 15.6-inch QHD 240Hz gaming notebook products and the world’s first 27-inch and 31.5-inch UHD high contrast ratio monitor products. We also produced our first LCD 750R extreme curvature automotive display product.
•
In 2022, we produced the world’s first 97-inch OLED television display product as well as the world’s first large-sized (55-inch, 65-inch and 77-inch) television display products applying META OLED technology. In addition, we produced our first notebook display panel with a borderless design, which applies variable refresh rate technology with low power consumption, and we also produced the world’s first 27.6-inch multi-tasking monitor display product with a 16:18 screen ratio as well as the world’s first 34-inch 1900R IPS Black monitor product. For gaming display products, we developed the world’s first 24.5-inch 480Hz FHD gaming monitor display that applies high-performance oxide-TFT, and we produced the world’s first 27-inch and 45-inch gaming display panel applying META OLED technology. For automotive display products, we produced the world’s first 12.3-inch automotive co-driver display panel that applies double LGP control technology as well as the world’s first 12.3-inch automotive cluster display panel that applies glassless 3D technology.

As the product life cycle of display panels using certain of the existing TFT-LCD technology is approaching maturity, we plan to continue to focus on OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as automotive displays and life displays. Life displays include gaming displays and transparent displays, among others.

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

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2023 to 2042. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~136 billion in 2020, ~~W~~150 billion in 2021 and ~~W~~152 billion (US$120 million) in 2022 representing 7.8%, 7.1% and 6.3% of our research and development related expenditures in 2020, 2021 and 2022, respectively. We recognized royalty income in the amount of ~~W~~14 billion in 2020, ~~W~~14 billion in 2021 and ~~W~~12 billion (US$10 million) in 2022. The following are examples of license agreements we have entered into:

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

Item 5.E. Critical Accounting Estimates

Our financial statements are prepared in accordance with IFRS as issued by the IASB. See Note 2(d) of the notes to our financial statements for a discussion on the accounting policies critical to an understanding of our consolidated financial statements.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Doocheol Moon	November 5, 1967	Director	March 2021	March 2024	Professor, School of Business, Yonsei University
Chung Hae Kang	May 20, 1964	Director	March 2022	March 2025	Professor, University of Seoul Law School
Jungsuk Oh	September 30, 1970	Director	March 2023(1)	March 2026	Professor, Operations Management, Seoul National University
Sang-Hee Park	December 2, 1965	Director	March 2023	March 2026	Professor, Materials Science and Engineering, Korea Advanced Institute of Science and Technology

(1)
Prior to his election to our board of directors at our annual general meeting of shareholders in March 2023, Mr. Oh previously served as a court-appointed temporary outside director and member of the Audit Committee since April 2022.

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Hoyoung Jeong	November 2, 1961	President, Chief Executive Officer, Representative Director	March 2020	March 2026	—
Sunghyun Kim	December 12, 1967	Senior Vice President, Chief Financial Officer, Director	March 2022	March 2025	—
Beom Jong Ha	July 16, 1968	Director	March 2022	March 2025	—

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age
Myoung Kyu Kim	President	Head of Medium-Small Display Business Unit	60
Yong Min Ha	Executive Vice President	Head of Quality Management Center	56
Jong Woo Kim	Executive Vice President	Chief Production Officer	57
Soo Young Yoon	Executive Vice President	Chief Technology Officer	56
Yoong Ki Min	Executive Vice President	Head of Medium Display Business Group	57
Byeong Koo Kim	Senior Vice President	Head of Auto Business Group	55
Kang Yeol Oh	Senior Vice President	Head of Small Display Sales/Marketing Group	58
Hyun Chul Choi	Senior Vice President	Head of Small Display Business Group	55
Young Sang Byun	Senior Vice President	Head of EXO Infra Task Force	57
Jin Hyo Lee	Senior Vice President	Head of Legal Group	50
J. Kenneth Oh	Senior Vice President	Head of Intellectual Property Division	55
Han Seop Kim	Senior Vice President	Head of Large Display Development Group	57
Sang Ho Song	Senior Vice President	Chief of Human Resource Officer	58
Jeong Ki Park	Senior Vice President	Head of Medium Display Development Group	54
Young Seok Choi	Senior Vice President	Head of Production Technology Center	54
Hyeon Woo Lee	Senior Vice President	Head of Large Display Business Unit	55
Hee Yeon Kim	Senior Vice President	Chief Strategy Officer	53
Woo Sup Shin	Senior Vice President	Head of Large Display Manufacture Center	53
Seong Hee Kim	Senior Vice President	Chief Safety Environment Officer	54
Yoo Seok Park	Senior Vice President	Leader of Large Display Competitiveness Innovation Task Force	52
Seung Min Lim	Senior Vice President	Head of Corporate Planning & Management Group	55
Kwang Jin Kim	Senior Vice President	Head of Large Display Sales Group	53
Jin Nam Park	Senior Vice President	Head of Purchasing Group	51
Lee Han Koo	Vice President	Head of Business Support Group	55
Keuk Sang Kwon	Vice President	Head of Auto Product Development Division 1	52
Kwon Shik Park	Vice President	Head of Foundation Technology Laboratory	53

Dong Hoon Lee	Vice President	Head of Auditing & Management Consulting Division	51
Chang Mog Jo	Vice President	Head of Equipment Development Division	57
Jin Gu Jeung	Vice President	Head of GuangZhou Complex Group	53
Chae Woo Choi	Vice President	Head of Solution Customer Experience Division 1	53
Sang Yoon Park	Vice President	Head of Medium Display Product Development Division 2	53
Eun Kuk Kyung	Vice President	Head of Accounting Division	53
Young Dall Park	Vice President	Head of Vietnam HR & Business Support Division	52
Yong In Park	Vice President	Head of Medium-Small Display Advanced Research Division	53
Hoon Jeong	Vice President	Head of Medium Display Panel Development Division	50
Myung Su Suk	Vice President	Head of Vietnam Complex Group	52
Jong Seo Yoon	Vice President	Leader of Austin Branch	51
Han Wook Hwang	Vice President	Head of Small Display Development Group	47
Seung Ho Kwon	Vice President	Head of Large Display Panel Division	51
Tae Rim Lee	Vice President	Leader of Large Display Performance Improvement Task Force	47
In Hyuk Song	Vice President	Head of Medium OLED Panel Development Division	45
Sung Chun Kang	Vice President	Head of Medium Display Manufacture Center	53
Joon Young Yang	Vice President	Head of Precedence Technology Laboratory	52
Tae Hyung Lim	Vice President	Head of Medium Display Sales Division 2	53
Kyung Joon Kwon	Vice President	Head of Small Display Product Development Division 1	47
Jae Young Kwon	Vice President	Head of Medium Display Sales/Marketing Group	53
Sung Joon Bae	Vice President	Head of Large Display Panel Development Division	51
Won Gyun Youn	Vice President	Head of Medium Display Product Development Division 3	51
Ki Young Kim	Vice President	Head of Medium-Small Display Quality Division	51
Ji Ho Baek	Vice President	Head of OC Research/Development Division	51
Seung Do Kim	Vice President	Head of Nanjing Factory	51
Heung Soo Kim	Vice President	Head of Small Display Manufacture Center	52
In Kwan Choi	Vice President	Head of Small Display Module Technology Division	51
Jong Suk Jeon	Vice President	Head of Medium Display Customer Experience Group	48
Sang Hyun Ahn	Vice President	Head of Auto Sales Division	52
Won Seok Kang	Vice President	Head of Large Display Product Planning Division	51
Whan Woo Park	Vice President	Head of Small Display Sales Division 2	50
Byung Seung Lee	Vice President	Head of DX Division	46
Han Yong Nam	Vice President	Head of Purchasing Division 2	54
Hu Kag Lee	Vice President	Head of LGDCO Subsidiary	52
Jong Uk Bae	Vice President	Head of Large Display Process Development Division	52
Jong Duck Kim	Vice President	Head of Large Display Planning & Management Division	52
Chun Ho Yeo	Vice President	Head of Solution Customer Experience Group	53
Hyung Jung Lee	Vice President	Head of Large Display SCM Division	53
Pan Youl Kim	Vice President	Head of Small Display Product Development Division 3	51
In Keun Jeong	Vice President	Head of Advanced Quality Division	51
Jae Jun Ahn	Vice President	Head of Small Display Process Integration Group	49
Ki Hwan Son	Vice President	Head of Auto Marketing Product Planning Division	44
Gwang Tae Kim	Vice President	Head of Medium Display Precedence Development Division	50

Joon Hyeok Jang	Vice President	Head of Large Display Sales Division 2	49
Ui Jin Chung	Vice President	Leader of EXO Task Force	51
Jae Hyeob Seo	Vice President	Head of Gumi Complex Group	52
Tae Wook Kang	Vice President	Head of Customer Insight Division	46
Juhn Suk Yoo	Chief Research Fellow	Leader of Small Display Advanced Technology Development Task Force	51
Woo Nam Jeong	Chief Research Fellow	Leader of MTB Task Force	56
Seong Gon Kim	Vice President	Head of Medium Display Sales Division 3	45
Sang Hoon Jung	Vice President	Leader of Large Display Advanced Research Division	46
Jong Seob Choi	Vice President	Head of HRM Division	45
Jun Hyuk Choi	Vice President	Head of Public Relations Division	49
Kyu Dong Kim	Vice President	Head of Finance & Risk Management Division	45
Seong Pil Shin	Vice President	Head of Public Affairs/ESG Division	49
Dong Hee Kim	Vice President	Head of Medium OLED Factory	51
Ki Sang Lee	Vice President	Head of Labor Management Division	52
Pyung Hun Kim	Vice President	Head of Auto Product Development Division 2	49
Jae Won Jang	Vice President	Head of Medium-Small Display Product Planning Division	48
Heung Lyul Cho	Vice President	Head of Business Innovation Division	49
Nak Jin Seong	Vice President	Head of Large Display Product Development Division 1	45
Yunseon Kang	Vice President	Head of Equipment Technology Division	52
Sang Goon Whang	Vice President	Head of Large Display Sales Division 1	48
Jun Tak Oh	Vice President	Head of Manufacture DX Division	46
Suk Hyun Lee	Vice President	Head of Infra Technology Division	50
Woong Gi Jun	Vice President	Head of R&D Strategy Division	46

Item 6.B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2022 to our directors was ~~W~~3.7 billion (US$2.9 million). This included ~~W~~2.4 billion (US$1.9 million) in salary paid to Hoyoung Jeong, our chief executive officer, and ~~W~~637 million (US$0.5 million) in salary paid to Sunghyun Kim, our chief financial officer, in each case for the period during which each such person served on our board of directors in 2022.

The aggregate remuneration and benefits-in-kind we paid in 2022 to our non-director executive officers was ~~W~~49.4 billion (US$39.2 million).

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2022 was as follows:

		Composition of Total Compensation
Name	Position	Salary		Bonus(1)		Retirement Benefits		Total Compensation
		(in millions of Won)
Hoyoung Jeong	Chief Executive Officer	₩	1,392	₩	1,011		—	₩	2,403
Hyung Seok Choi (2)	Advisor	₩	332	₩	262	₩	1,617	₩	2,211
Sang-Mun Shin (2)	Advisor	₩	332	₩	251	₩	1,422	₩	2,005
Ju Hong Lee (2)	Advisory Officer	₩	238	₩	166	₩	1,084	₩	1,488
Young-Kwon Song (2)	Advisory Officer	₩	227	₩	166	₩	1,067	₩	1,460

(1)
Based on our performance in 2021.
(2)
Former officer who retired from his position as of March 31, 2022.

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2022, we paid a premium of approximately US$1.4 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of four outside directors: Doocheol Moon, Chung Hae Kang, Jungsuk Oh and Sang-Hee Park. The chairman is Doocheol Moon. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

•
engaging or dismissing independent auditors;
•
approving independent audit fees;
•
approving audit and non-audit services;
•
reviewing annual and interim financial statements;
•
reviewing audit results and reports, including management comments and recommendations;
•
reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

61

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Chung Hae Kang and Jungsuk Oh, and one non-outside director, Beom Jong Ha. The chairman’s seat is currently vacant due to changes in the existing members of our board of directors, and a new chairman will be elected at a future meeting of the committee. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

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

Related Party Transaction Committee

The Related Party Transaction Committee, which was newly created in July 2021, is comprised of three outside directors, Chung Hae Kang, Doocheol Moon and Jungsuk Oh, and our chief financial officer and non-outside director, Sunghyun Kim. The chairman is Chung Hae Kang. The committee reviews related party and other internal transactions to ensure compliance with the Monopoly Regulation and Fair Trade Act and makes recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

ESG Committee

The ESG Committee, which was newly created in April 2021, is comprised of four outside directors, Doocheol Moon, Chung Hae Kang, Jungsuk Oh and Sang-Hee Park, and our chief executive officer and non-outside director, Hoyoung Jeong. The chairman is Doocheol Moon. The committee is responsible for reviewing and establishing policies and strategies relating to the environment and safety, social responsibility, customer value, shareholder value and corporate governance, and making recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

Item 6.D. Employees

As of December 31, 2022, we had 69,656 employees, including 40,382 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2020, 2021 and 2022:

	As of December 31,
Employees(1)	2020	2021	2022
Production	53,336	59,976	58,050
Technical(2)	7,541	8,018	8,612
Sales & Marketing	1,432	1,526	1,700
Management & Administration	1,051	1,187	1,294
Total	63,360	70,707	69,656

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

As of December 31, 2022, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2022, the present value of our defined benefit obligations amounted to ~~W~~1,603 billion (US$1,272 million), while the fair value of our benefit plan assets amounted to ~~W~~2,049 billion (US$1,626 million), including amounts relating to employees of our foreign subsidiaries. See Note 13 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2022, our employee stock ownership association owned approximately 0.00001% of our common stock.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 110,446 shares of our common stock as of April 18, 2023, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our registered executive officers, including our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

In addition, our articles of incorporation provide for a stock option plan to aid retention of executives and key staff and to provide an incentive to meet strategic objectives. All of the stock options we have previously granted have expired and none are currently outstanding.

Item 6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of April 18, 2023 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	17,952,226	5.0%

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 18, 2023. None of our major shareholders identified above has voting rights different from those of our other shareholders.

Item 7.B. Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. See Notes 8 and 29 of the notes to our financial statements. More recently, in March 2023, we entered into a long-term borrowings agreement with LG Electronics, our largest shareholder. See “— Long-Term Borrowings Agreement with LG Electronics.” We have conducted our transactions with related parties based on arm’s length negotiations taking into account such considerations as we would in comparable transactions with a non-related party.

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~4,699 billion (US$3,729 million), or 18.0% of our sales, in 2022.

Purchases from LG Electronics

We purchase equipment, photo masks, components and certain services, such as transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~798 billion (US$633 million), or 4.2% of our total purchases, in 2022.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~556 billion (US$441 million), or 3.0% of our total purchases, in 2022.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics and LG Chem and their respective subsidiaries, amounted to ~~W~~1,533 billion (US$1,216 million), or 8.1% of our total purchases, in 2022.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 18, 2023, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

Long-Term Borrowings Agreement with LG Electronics

In March 2023, we entered into an agreement to obtain a long-term borrowing from LG Electronics, our largest shareholder, in the aggregate amount of ~~W~~1 trillion with an interest rate of 6.06% per year. We received ~~W~~0.65 trillion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~0.35 trillion on April 20, 2023. We are responsible only for interest payments during the first two years of the borrowing term, while the principal amount is subject to repayment on a quarterly basis during the final year, until its maturity on March 30, 2026. We obtained such borrowing in order to strengthen the competitiveness of our OLED business as well as for general corporate purposes.

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

See “Item 18. Financial Statements” and pages F-1 through F-98.

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

After the commencement of the U.S. Department of Justice investigation, various class action complaints and separate claims by direct and indirect purchasers of our products were filed against us and other TFT-LCD panel manufacturers in the United States and Canada, alleging violations of respective antitrust and related laws. In addition, from 2010 to 2012, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against us, alleging similar antitrust violations. In June 2018, the attorney general of the Commonwealth of Puerto Rico filed a complaint against us and other TFT-LCD panel manufacturers alleging unjust enrichment in connection with the aforementioned U.S. Department of Justice investigation. Since then, we have reached settlements with each of the plaintiff classes and separate plaintiffs, as well as with the aforementioned state attorneys general, with the exception of the attorney general of the Commonwealth of Puerto Rico, which settlements were duly approved by the applicable courts and, in the case of the state attorneys general actions, by their respective state governments. In October 2022, the United States District Court for the District of Puerto Rico dismissed the case without prejudice for failure to prosecute.

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville in December 2016. As of April 18, 2023, we are vigorously defending ourselves against claims by Granville.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 18, 2023, we have not been served with the complaint from Hatzlacha.

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

In each of the foregoing matters that are ongoing, we are continually evaluating the merits of the respective claims and vigorously defending ourselves. Irrespective of the validity or the successful assertion of the claims described above, we may incur significant costs with respect to litigating or settling any or all of the asserted claims. While we continue to vigorously defend the various ongoing proceedings that we are involved in, it is possible that one or more proceedings may result in cash outflow to settle or resolve these claims, which may have an adverse effect on our operating results or financial condition.

Dividends

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

At our annual general meetings of shareholders on March 20, 2020 and March 23, 2021, we did not declare any cash dividend to our shareholders. At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of ~~W~~650 per share of common stock, amounting to a total cash dividend of ~~W~~232.6 billion to our shareholders of record as of December 31, 2021. At our annual general meeting of shareholders that was held on March 21, 2023, we did not declare any cash dividend to our shareholders.

Item 8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

Item 9.A. Offer and Listing Details.

Principal Trading Market

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2022, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2022, 16,674,488 ADSs were outstanding.

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

General

Under our articles of incorporation, which was last amended in March 2022, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2022, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2022, approximately 0.00001% of our common stock was held by our employee stock ownership association.

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

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange in 2023, you will be subject to securities transaction tax at the rate of 0.05% (which rate is planned to be reduced to 0.03% if the transfer is made in 2024, and eliminated entirely beginning on January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of the under-reported tax amount, respectively. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 8.03% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect and the United States – Republic of Korea Income Tax Convention (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of shares of common stock or ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the common stock or ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (the “IRS”) has approved for purposes of the qualified dividend income rules or the dividends are paid with respect to ADSs that are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Treaty has been approved for purposes of the qualified dividend rules. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2023 taxable year.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and properly elects, the benefits of the Treaty, the Korean tax may be treated as meeting the new requirements and therefore as a creditable tax. The application of these requirements to the Korean tax on dividends is uncertain, and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the new foreign tax credit requirements recently adopted by the IRS, any Korean tax imposed on the sale or other disposition of the shares of common stock or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares of common stock or ADSs even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares of common stock or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include shares of common stock or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in shares of common stock or ADSs, including the application of the rules to their particular circumstances.

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

Item 10.I. Subsidiary Information

Not applicable.

Item 10.J. Annual Report to Security Holders

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our short-term and long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2022, we had outstanding short-term and long-term debt, including current portion and prior to deducting discounts on bonds, in the aggregate amount of ~~W~~14,994 billion (US$11,899 million).

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2022, ~~W~~470 billion (US$373 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in between 2023 and 2026. In connection with such contracts, we recognized a gain on valuation of derivatives of ~~W~~7.3 billion (US$5.8 million) in 2022. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates
	2023		2024		2025		2026		2027	Thereafter	Total		Fair Value at December 31, 2022
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed (₩)(1)	₩	90	₩	40	₩	90	₩	250	—	—	₩	470.0	₩	470.0
Average pay rate		2.65%		2.95%		3.34%		4.65%	—	—
Average receive rate		5.24%		5.35%		4.57%		4.96%	—	—

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

As of December 31, 2022, we had US$1,252 million aggregate principal amount of U.S. dollar denominated short-term loans, CNY1,000 million aggregate principal amount of CNY denominated short-term loans, ~~W~~810 billion aggregate principal amount of Korean Won denominated short-term loans, US$3,494 million aggregate principal amount of U.S. dollar denominated long-term loans, CNY19,569 million aggregate principal amount of CNY denominated long-term loans and ~~W~~2,986 billion aggregate principal amount of Korean Won denominated long-term loans. As of December 31, 2022, the interest rates for our U.S. dollar denominated loans ranged from 1.82% to 6.86%, the interest rates for our CNY denominated loans ranged from 3.00% to 4.46%, and the interest rates for our Korean Won denominated loans ranged from 1.90% to 5.96%.

If interest rates on borrowings with floating rates had been 1% higher or lower with all other variables held constant, the impact on the profit or loss of the applicable period would be as follows:

	For the Years Ended December 31,
	2020			2021			2022
	Increase	Decrease		Increase	Decrease		Increase	Decrease
	(In billions of Won)
Increase or decrease in annual profit and net equity	₩ (45)	₩	45	₩ (41)	₩	41	₩ (50)	₩	50

The table below provides information about our financial instruments that are sensitive to changes in interest rates.

	Expected Maturity Dates
	2023		2024		2025		2026		2027		Thereafter		Total		Fair Value at December 31, 2022
	(in billions of Won, except for interest rate percentages)
Debt obligations
Fixed rate (₩)	₩	1,644.1	₩	1,006.0	₩	996.0	₩	210.0	₩	125.0	₩	70.0	₩	4,051.1	₩	4,236.8
Average interest rate		3.4%		2.4%		3.7%		2.8%		3.7%		4.2%
Variable rate (₩)	₩	690.0	₩	40.0	₩	90.0	₩	250.0		—		—	₩	1,070.0	₩	1,070.0
Average interest rate		5.3%		4.6%		4.6%		5.3%		—		—
Variable rate (CNY)	₩	574.1	₩	627.0	₩	2,046.6	₩	484.4	₩	—		—	₩	3,732.1	₩	3,732.1
Average interest rate		3.9%		4.4%		3.5%		4.5%		—		—
Fixed rate (US$)	₩	1,167.6	₩	253.5		—		—		—		—	₩	1,421.1	₩	1,410.9
Average interest rate		(4.4)%		2.1%		—		—		—		—
Variable rate (US$)	₩	1,321.6	₩	1,179.3	₩	1,431.1	₩	256.6	₩	193.3	₩	338.2	₩	4,720.1	₩	4,720.1
Average interest rate		5.9%		6.1%		5.9%		5.0%		5.0%		5.0%

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 12 and 26 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Yuan, the Japanese Yen and the Euro. As of December 31, 2022, we had U.S. dollar denominated sales-related trade accounts and notes receivable, net of US$1,725 million, which represented approximately 92% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,824 million, which represented approximately 57% of our trade accounts payable, net. See Note 26 of the notes to our financial statements.

As of December 31, 2022, we also had CNY denominated sales-related trade accounts and notes receivable of CNY703 million, which represented approximately 5% of our trade accounts and notes receivable, net, and Japanese Yen denominated sales-related trade accounts and notes receivable of ¥103 million. In addition, we had CNY denominated sales-related trade accounts payable of CNY1,306 million and Japanese Yen denominated sales-related trade accounts payable of ¥4,987 million, which represented approximately 6% and 1% of our trade accounts and notes payable, net, respectively.

From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts. As of December 31, 2022, US$2,430 million of our US$2,810 million aggregate principal amount of U.S dollar denominated bonds, short-term borrowings and long-term borrowings were hedged against foreign exchange rate and interest rate fluctuations through cross-currency swap contracts.

Cross Currency Interest Rate Swap Contracts:

Contracts to sell Korean (Won)/buy US$:

Outstanding contract amount	US$	2,430 million
Average contractual exchange rate	(Won)	1,217.8/US$
Change in fair value	(Won)	121 billion

Our foreign currency exposure and changes in equity and profit or loss resulting from a 5% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2020				2021				2022
	Equity		Profit or loss		Equity		Profit or loss		Equity		Profit or loss
	(In billions of Won)
U.S. Dollars (5% weakening)	₩	12	₩	73	₩	(74)	₩	2	₩	(114)	₩	(23)
U.S. Dollars (5% strengthening)		(12)		(73)		74		(2)		114		23
Chinese Yuan (5% weakening)		(147)		0		(65)		0		(106)		0
Chinese Yuan (5% strengthening)		147		0		65		0		106		0
Japanese Yen (5% weakening)		(6)		(5)		(5)		(3)		(9)		(9)
Japanese Yen (5% strengthening)		6		5		5		3		9		9
Vietnamese Dong (5% weakening)		(2)		(2)		(4)		(4)		(6)		(6)
Vietnamese Dong (5% strengthening)		2		2		4		4		6		6

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for a substantial majority of our sales in each of 2020, 2021 and 2022. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

Fees and Payments from the Depositary to Us

In 2022, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)(1)	US$	644,119
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2021(1)	US$	644,119

(1) Under discussions with the depositary for the amount of applicable payment with respect to 2022.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021		2022
	(in millions of Won)
Audit fees	₩	4,603	₩	4,987
Tax fees		147		169
All other fees		77		—
Total fees	₩	4,827	₩	5,156

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

Audit Committee Pre-Approval Policies and Procedures

Under our Audit Committee’s pre-approval policies and procedures, all audit and non-audit services to be provided to us by our independent auditors must be pre-approved by our Audit Committee on a case-by-case basis. Our Audit Committee does not pre-approve any audit or non-audit services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of the SEC and applicable law. In 2022, no fees were approved pursuant to the de minimis exception.

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

We maintain a corporate governance charter as well as corporate governance guidelines for our board of directors. Our board of directors is responsible for overseeing our policies, practices and procedures in the area of corporate governance.

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

2.5	Description of LG Display Co., Ltd.’s Capital Stock (see Item 10.B. Memorandum and Articles of Association)
2.6	Description of LG Display Co., Ltd.’s American Depositary Shares
8.1	List of subsidiaries of LG Display Co., Ltd. (see Note 1(b) of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report)
12.1	Section 302 certification of the Chief Executive Officer
12.2	Section 302 certification of the Chief Financial Officer
13.1	Section 906 certification of the Chief Executive Officer
13.2	Section 906 certification of the Chief Financial Officer
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 has been formatted in Inline XBRL

* Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD. (Registrant)

/s/ Hoyoung Jeong
(Signature)
Name:	Hoyoung Jeong
Title:	Representative Director, President and Chief Executive Officer

/s/ Sunghyun Kim
(Signature)
Name:	Sunghyun Kim
Title:	Senior Vice President and Chief Financial Officer

Date: April 27, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (the Group) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(i)
Determination of cash generating unit (CGU) and impairment assessment for Display (Large OLED) CGU

As discussed in Notes 3(k)(ii), 9(b), 10(b) and 10(d) to the consolidated financial statements, the Group’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~22,699,890 million as of December 31, 2022. The Group changed its identification of CGU from Display CGU and Display (AD PO) CGU to Display (Large OLED) CGU, Display CGU and Display (AD PO) CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses in 2022. During the year ended December 31, 2022, the Group recognized impairment loss of ~~W~~1,330,529 million relating to the Display (Large OLED) CGU. The recoverable amount used by the Group in impairment assessment of the Display (Large OLED) CGU is value in use based on discounted cash flow model.

We identified determination of CGU and impairment assessment for Display (Large OLED) CGU as a critical audit matter. Determination of CGU requires subjective and challenging auditor judgment in assessing the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets. In addition, estimation of key assumptions used in impairment assessment involved significant measurement uncertainty and therefore involved a high degree challenging and complex auditor judgement. Specifically, revenue and operating expenditures for the forecast period, discount rate and terminal growth rate used to estimate value in use for impairment assessment of Display (Large OLED) CGU were challenging to test as minor changes to those assumptions would have a significant effect on the results of the Group’s impairment assessment of Display (Large OLED) CGU.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial assets impairment assessment process, including controls related to determination of CGU, and development of revenue and operating expenditures forecasts, discount rate and terminal growth rate assumptions for Display (Large OLED) CGU. We evaluated the Group’s determination of CGU by assessing the basis for identifying the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets. We tested the Group’s businesses inter-dependencies analysis, by inspection of documents as to how the Group monitors operations and makes decisions about continuing or disposing of assets and operations. For the impairment assessment of Display (Large OLED) CGU, we compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast. We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors. We performed sensitivity analysis over discount rate and terminal growth rate assumptions used to estimate value in use for impairment assessment of Display (Large OLED) CGU to assess the impact of changes in those assumptions on the Group’s impairment assessment. We involved our valuation professionals with specialized skills and knowledge who assisted us in the following.

-
testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and
-
testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against industry reports and historical performance of the Group.

(ii)
Assessment of recognition of deferred tax assets

As discussed in Notes 3(s) and 24 to the consolidated financial statements, the Group had ~~W~~2,645,077 million of deferred tax assets and ~~W~~660,670 million of unrecognized tax credit carryforwards, as of December 31, 2022, primarily related to Korea. The deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized.

We identified the assessment of the recognition of deferred tax assets as a critical audit matter. The evaluation of the recoverability of deferred tax assets involves a high degree of judgment to assess the significant assumptions that are reflected in the forecast of future taxable income. The significant assumptions include revenue and operating expenditures, evaluation of which also required subjective auditor judgement because of the sensitivity of the amount of recognized deferred tax assets to minor changes in these assumptions.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income for each year. We analyzed the Group’s estimates of future taxable income, including analyzing the Group’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the board of directors and historical performance. We compared the historical forecasts of taxable income to actual results to assess the Group’s ability to accurately forecast.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2008.

Seoul, Korea

April 27, 2023

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2022

(In millions of won)	Note	December 31, 2021		December 31, 2022
Assets
Cash and cash equivalents	4, 26	₩	3,541,597	1,824,649
Deposits in banks	4, 26		743,305	1,722,607
Trade accounts and notes receivable, net	5, 15, 26, 29		4,574,789	2,358,914
Other accounts receivable, net	5, 26		121,899	169,426
Other current financial assets	6, 26, 27		68,203	165,355
Inventories	7		3,350,375	2,872,918
Prepaid income taxes			58,536	5,275
Other current assets	5		728,363	324,891
Total current assets			13,187,067	9,444,035

Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		126,719	109,119
Other non-current accounts receivable, net	5, 26		2,376	—
Other non-current financial assets	6, 26, 27		156,211	289,098
Property, plant and equipment, net	9, 17, 28		20,558,446	20,946,933
Intangible assets, net	10, 17		1,644,898	1,752,957
Investment property	11		—	28,269
Deferred tax assets	24		2,307,692	2,645,077
Defined benefit assets, net	13		68,276	447,521
Other non-current assets			102,819	22,999
Total non-current assets			24,967,448	26,241,984
Total assets		₩	38,154,515	35,686,019

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2021 and 2022

(In millions of won)	Note	December 31, 2021		December 31, 2022

Liabilities
Trade accounts and notes payable	26, 29	₩	4,814,055	4,061,684
Current financial liabilities	12, 26, 28		4,069,712	5,489,254
Other accounts payable	26		3,401,346	3,242,929
Accrued expenses			1,218,456	729,193
Income tax payable			179,335	112,429
Provisions	14		173,431	173,322
Advances received			67,046	65,069
Other current liabilities			71,436	87,640
Total current liabilities			13,994,817	13,961,520

Non-current financial liabilities	12, 26, 28		8,702,745	9,622,352
Non-current provisions	14		92,942	86,157
Defined benefit liabilities, net	13		1,589	1,531
Deferred tax liabilities	24		6,636	4,346
Other non-current liabilities	26		593,285	690,886
Total non-current liabilities			9,397,197	10,405,272
Total liabilities			23,392,014	24,366,792

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			8,541,521	5,359,769
Reserves	16		537,142	479,628
Total equity attributable to owners of the Controlling Company			13,118,855	9,879,589

Non-controlling interests			1,643,646	1,439,638
Total equity			14,762,501	11,319,227

Total liabilities and equity		₩	38,154,515	35,686,019

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020, 2021 and 2022

(In millions of won, except earnings per share)	Note	2020		2021	2022
Revenue	17, 29	₩	24,261,561	29,878,043	26,151,781
Cost of sales	7, 18, 29		(21,626,339)	(24,572,939)	(25,027,703)
Gross profit			2,635,222	5,305,104	1,124,078

Selling expenses	18, 19		(817,611)	(933,043)	(895,602)
Administrative expenses	18, 19		(755,340)	(919,409)	(931,117)
Research and development expenses	18		(1,098,736)	(1,222,044)	(1,382,406)
Other income	21		1,784,646	1,252,135	3,185,837
Other expenses	18, 21		(1,999,280)	(1,280,859)	(4,446,414)
Finance income	22		438,786	425,835	873,059
Finance costs	22		(802,678)	(916,614)	(966,363)
Equity in income of equity accounted investees, net	8		12,545	7,780	5,558

Profit (loss) before income tax			(602,446)	1,718,885	(3,433,370)
Income tax expense (benefit)	23		(526,299)	385,341	(237,785)

Profit (loss) for the year			(76,147)	1,333,544	(3,195,585)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 23		110,404	(163,363)	122,361
Other comprehensive income (loss) from associates	8		39	(84)	32
			110,443	(163,447)	122,393

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2020, 2021 and 2022

(In millions of won, except earnings per share)	Note	2020		2021	2022
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	23	₩	48,181	869,789	(80,963)
Gain (loss) on valuation of derivative	16, 23		—	(9,227)	9,227
Other comprehensive income (loss) from associates	8, 23		(210)	4,497	(9,710)
			47,971	865,059	(81,446)
Other comprehensive income for the year, net of income tax			158,414	701,612	40,947
Total comprehensive income (loss) for the year		₩	82,267	2,035,156	(3,154,638)

Profit (loss) attributable to:
Owners of the Controlling Company			(94,853)	1,186,182	(3,071,565)
Non-controlling interests			18,706	147,362	(124,020)
Profit (loss) for the year		₩	(76,147)	1,333,544	(3,195,585)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			54,219	1,723,323	(3,006,686)
Non-controlling interests			28,048	311,833	(147,952)
Total comprehensive income (loss) for the year		₩	82,267	2,035,156	(3,154,638)

Earnings (loss) per share (in won)
Basic earnings (loss) per share	25	₩	(265)	3,315	(8,584)
Diluted earnings (loss) per share	25	₩	(265)	3,130	(8,584)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2021 and 2022

	Attributable to owners of the Controlling Company
(In millions of won)	Share		Share	Retained			Non-controlling	Total
	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2020	₩	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281
Total comprehensive income (loss) for the year (Restated)
Profit (loss) for the year		—	—	(94,853)	—	(94,853)	18,706	(76,147)
Other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414
	₩	—	—	15,590	38,629	54,219	28,048	82,267
Transaction with owners, recognized directly in equity
Subsidiaries' dividends distributed to non-controlling interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966
Balances at December 31, 2020	₩	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Balances at January 1, 2021	₩	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428
Total comprehensive income (loss) for the year
Profit for the year		—	—	1,186,182	—	1,186,182	147,362	1,333,544
Other comprehensive income (loss)		—	—	(163,447)	700,588	537,141	164,471	701,612
	₩	—	—	1,022,735	700,588	1,723,323	311,833	2,035,156
Transaction with owners, recognized directly in equity
Subsidiaries' dividends distributed to non-controlling Interests		—	—	—	—	—	(4,083)	(4,083)
Balances at December 31, 2021	₩	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2020, 2021 and 2022

	Attributable to owners of the Controlling Company

(In millions of won)	Share		Share	Retained			Non-controlling	Total
	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2022	₩	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501
Total comprehensive income (loss) for the year
Loss for the year		—	—	(3,071,565)	—	(3,071,565)	(124,020)	(3,195,585)
Other comprehensive income (loss)		—	—	122,393	(57,514)	64,879	(23,932)	40,947
	₩	—	—	(2,949,172)	(57,514)	(3,006,686)	(147,952)	(3,154,638)
Transaction with owners, recognized directly in equity
Subsidiaries' dividends distributed to non-controlling Interests		—	—	—	—	—	(56,056)	(56,056)
Dividends to equity holders		—	—	(232,580)	—	(232,580)	—	(232,580)
Balances at December 31, 2022	₩	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022

Cash flows from operating activities:
Profit (loss) for the year		₩	(76,147)	1,333,544	(3,195,585)

Adjustments for:
Income tax expense (benefit)	23		(526,299)	385,341	(237,785)
Depreciation and amortization	9,10,11,18		4,134,027	4,500,701	4,557,457
Gain on foreign currency translation			(296,870)	(74,125)	(702,144)
Loss on foreign currency translation			217,287	193,095	449,980
Expenses related to defined benefit plans	13,20		160,669	144,241	168,260
Gain on disposal of property, plant and equipment			(37,835)	(19,367)	(25,737)
Loss on disposal of property, plant and equipment			60,294	64,350	54,432
Impairment loss on property, plant and equipment			38,494	19,085	1,260,436
Reversal of impairment loss on property, plant and equipment			0	(1,121)	(3,181)
Gain on disposal of intangible assets			(111)	(196)	—
Loss on disposal of intangible assets			368	—	193
Impairment loss on intangible assets			79,593	29,488	136,372
Reversal of impairment loss on intangible assets			(1,110)	(1,152)	(1,975)
Impairment loss on investments property			—	—	7,736
Expense on increase of provisions			308,334	216,873	253,075
Finance income			(331,723)	(352,423)	(607,501)
Finance costs			612,164	832,596	781,205
Equity in income of equity method accounted investees, net	8		(12,545)	(7,780)	(5,558)
Loss on liquidation of investments in subsidiaries			72,654	—	—
Other income			(11,485)	—	(1,681)
Other expenses			—	15,538	—
			4,389,759	7,278,688	2,887,999

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022
Changes in:
Trade accounts and notes receivable		₩	(935,888)	(964,130)	1,833,491
Other accounts receivable			63,192	20,395	(55,073)
Inventories			(128,495)	(1,123,239)	390,672
Lease receivables			6,428	4,765	7,684
Other current assets			175,486	107,679	435,838
Other non-current assets			(58,641)	(58,821)	(10,125)
Trade accounts and notes payable			1,387,084	1,037,950	(282,082)
Other accounts payable			(1,152,786)	72,640	(625,606)
Accrued expenses			(9,704)	580,404	(514,500)
Provisions			(277,876)	(237,601)	(259,969)
Advances received			(408,900)	(268,074)	(1,977)
Other current liabilities			(40,200)	9,100	(4,188)
Defined benefit liabilities, net			(109,801)	(208,199)	(381,405)
Other non-current liabilities			12,973	11,144	167,868
Cash generated from operating activities			2,912,631	6,262,701	3,588,627

Income taxes paid			(156,997)	(118,305)	(153,969)
Interests received			75,424	79,188	77,219
Interests paid			(552,274)	(470,138)	(500,857)

Net cash provided by operating activities		₩	2,278,784	5,753,446	3,011,020

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022

Cash flows from investing activities:
Dividends received		₩	8,239	4,068	4,461
Increase in deposits in banks			(78,452)	(694,313)	(1,769,668)
Proceeds from withdrawal of deposits in banks			78,557	77,152	756,267
Acquisition of financial assets at fair value through profit or loss			(3,227)	(34,418)	(27,100)
Proceeds from disposal of financial assets at fair value through profit or loss			99	5,226	412
Acquisition of financial assets at fair value through other comprehensive income			—	—	(3,934)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	24	3,547
Proceeds from disposal of investments in equity accounted investees			2,400	4,363	4,800
Acquisition of property, plant and equipment			(2,595,381)	(3,141,430)	(5,079,279)
Proceeds from disposal of property, plant and equipment			446,193	65,711	171,421
Acquisition of intangible assets			(353,313)	(635,805)	(830,583)
Proceeds from disposal of intangible assets			16,996	2,946	11,392
Asset-related government grants received			118,341	85,983	57,503
Proceeds from settlement of derivatives			24,468	8,344	49,145
Increase in short-term loans			—	—	(9,643)
Proceeds from collection of short-term loans			13,720	14,533	9,608
Increase in long-term loans			—	(26,473)	(54,033)
Increase in deposits			(2,084)	(7,145)	(2,676)
Decrease in deposits			1,286	8,154	6,727
Proceeds from disposal of other assets			11,000	—	1,464

Net cash used in investing activities		₩	(2,311,152)	(4,263,080)	(6,700,169)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022

Cash flows from financing activities:	28
Proceeds from short-term borrowings		₩	2,238,806	2,573,757	4,487,824
Repayments of short-term borrowings			(2,506,420)	(2,425,117)	(2,565,541)
Proceeds from issuance of bonds			49,949	498,027	443,230
Proceeds from long-term borrowings			2,329,013	1,298,346	4,165,508
Repayments of current portion of long-term borrowings and bonds			(1,278,199)	(4,344,208)	(4,209,915)
Repayment of lease liabilities			(62,200)	(66,941)	(82,296)
Dividends paid			—	—	(232,580)
Capital contribution from non-controlling interests			172,966	—	—
Subsidiaries' dividends distributed to non-controlling interests			(12,086)	—	(60,206)

Net cash provided by (used in) financing activities			931,829	(2,466,136)	1,946,024

Net increase (decrease) in cash and cash equivalents			899,461	(975,770)	(1,743,125)
Cash and cash equivalents at January 1			3,336,003	4,218,099	3,541,597
Effect of exchange rate fluctuations on cash held			(17,365)	299,268	26,177
Cash and cash equivalents at December 31		₩	4,218,099	3,541,597	1,824,649

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

1.
Reporting Entity
(a)
Description of the Controlling Company

LG Display Co., Ltd. (the "Controlling Company") was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2022, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2022, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2022, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2022, there are 16,674,488 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

1.
Reporting Entity, Continued
(b)
Consolidated Subsidiaries as of December 31, 2022

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12,1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	71
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*) For the year ended December 31, 2022, the Controlling Company contributed ~~W~~33,137 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

1.
Reporting Entity, Continued
(c)
Information of subsidiaries (before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	₩	1,573,028	1,544,816
Non-current assets		851,262	5,461,116
Current liabilities		326,785	1,588,688
Non-current liabilities		410,677	2,757,499
Net assets		1,686,828	2,659,745
Book value of non-controlling interests		498,084	796,537

Revenue	₩	1,907,421	1,280,924
Profit (Loss) for the year		(12,279)	51,489
Profit (Loss) attributable to non-controlling interests		(3,684)	15,447

Cash flows from operating activities	₩	138,692	134,484
Cash flows from investing activities		(686,387)	(841,413)
Cash flows from financing activities		436,936	826,940
Effect of exchange rate fluctuations on cash held		5,367	(1,501)
Net increase (decrease) in cash and cash equivalents		(105,392)	118,510
Cash and cash equivalents at January 1		382,194	171,951
Cash and cash equivalents at December 31		276,802	290,461

Dividends distributed to non-controlling interests	₩	12,086	—

(In millions of won)
	2021
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	₩	1,987,880	1,551,346
Non-current assets		663,181	5,252,614
Current liabilities		324,075	1,261,412
Non-current liabilities		31,466	2,452,327
Net assets		2,295,520	3,090,221
Book value of non-controlling interests		680,757	925,848

Revenue	₩	2,175,878	2,817,308
Profit for the year		380,788	125,446
Profit attributable to non-controlling interests		114,301	37,803

Cash flows from operating activities	₩	890,435	709,243
Cash flows from investing activities		(619,615)	(315,176)
Cash flows from financing activities		(439,390)	(665,170)
Effect of exchange rate fluctuations on cash held		23,538	19,972
Net decrease in cash and cash equivalents		(145,032)	(251,131)
Cash and cash equivalents at January 1		276,802	290,461
Cash and cash equivalents at December 31		131,770	39,330

Dividends distributed to non-controlling interests	₩	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

1.
Reporting Entity, Continued

(In millions of won)
	2022
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	₩	1,916,867	2,112,295
Non-current assets		575,020	3,546,253
Current liabilities		336,575	820,041
Non-current liabilities		1,419	2,323,249
Net assets		2,153,893	2,515,258
Book value of non-controlling interests		646,199	753,191

Revenue	₩	1,921,939	2,766,043
Profit(Loss) for the year		133,486	(561,016)
Profit(Loss) attributable to non-controlling interests		39,981	(168,474)

Cash flows from operating activities	₩	486,103	153,043
Cash flows from investing activities		(371,454)	424,405
Cash flows from financing activities		(223,222)	(455,746)
Effect of exchange rate fluctuations on cash held		2,347	(7,471)
Net increase(decrease) in cash and cash equivalents		(106,226)	114,231
Cash and cash equivalents at January 1		131,770	39,330
Cash and cash equivalents at December 31		25,544	153,561

Dividends distributed to non-controlling interests	₩	56,056	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

2.
Basis of Presenting Financial Statements
(a)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Group’s management on April 18, 2023.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

2.
Basis of Presenting Financial Statements. Continued
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

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•
Financial instruments (Note 3(e))
•
Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Notes 3(k), 10)
•
Deferred tax assets and liabilities (recognition of deferred tax assets) (Notes 3(s), 24)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•
Provisions (Notes 3(m), 14)
•
Inventories (Notes 3(d), 7)
•
Intangible assets (Impairment assessment of non-financial assets) (Note 10)
•
Employee benefits (Note 13)
•
Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(s), 24)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies

The significant accounting policies applied in these consolidated financial statements are as follows and they have been consistently applied for all periods presented, except if mentioned otherwise:

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

(iii)
Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net dassets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

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

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group's share of the profits or losses and changes in the Group's proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(a)
Consolidation. Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
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

The Group make adjustments to reduce the cost of inventory to its net realizable value, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing. Revisions to these adjustments would be required if these factors differ from our estimates.

(e)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(e)
Financial Instruments. Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(e)
Financial Instruments. Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(e)
Financial Instruments. Continued

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

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2022, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(e)
Financial Instruments. Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
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

(iii)
Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

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
Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(h)
Government Grants, Continued
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(i)
Intangible Assets. Continued
(iii)
Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

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

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4(*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1) Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

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

(j)
Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(j)
Investment property. Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(k)
Impairment. Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(k)
Impairment. Continued

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

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest identifiable group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(l)
Leases. Continued

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
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

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are recognized when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary. Warranty provisions are included in the current and non-current provisions.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(o)
Employee Benefits. Continued
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

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The underlying key assumptions may differ from actual developments due to changing market and economic conditions, and may lead to significant changes in our defined benefit plan. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(p)
Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→②Identifying performance obligations→③Determining transaction price→④Allocating the transaction price to performance obligations →⑤Recognizing revenue for performance obligations).

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(r)
Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

3.
Summary of Significant Accounting Policies. Continued
(s)
Income Tax. Continued

The changes in estimates of the ability to realize the deferred tax assets are generally recognized in profit or loss as a component of the income tax expense. At each reporting date, the Group reviews the deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of unused tax losses and tax credits.

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

(u)
Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these consolidated financial statements.

(i)
Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements)

The amendments clarify that in order for the borrower to have the right to defer payment of liabilities, it must fulfil the conditions of complying with all contractual compliance at the end of the reporting period. Additionally, the possibility of the borrower exercising the right to defer settlement of liabilities for more than 12 months after the reporting period does not affect the liquidity classification of liabilities. In addition, when the settlement of liabilities includes the transfer of equity instruments, where compound financial instrument has a liability and equity portion separately recognized, it does not affect the classification for liquidity purposes. The amendments are effective for reporting periods beginning on or after January 1, 2024. The Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of the amendments.

(ii)
The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.
•
Definition of materiality (Amendments to IAS 1, Presentation of Financial Statement)
•
Definition of Accounting estimate (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors)
•
Deferred taxes on assets and liabilities arising from a single transaction (Amendments to IAS 12, Income Taxes)
•
IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

4.
Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2021 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Current assets
Cash and cash equivalents
Cash	₩	1,122	1,076
Deposits		3,540,475	1,823,573
	₩	3,541,597	1,824,649
Deposits in banks
Time deposits		2,600	267,163
Restricted deposits(*)		740,705	1,455,444
	₩	743,305	1,722,607
Non-current assets
Deposits in banks
Restricted deposits(*)	₩	11	11

(*) Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

5.
Trade Accounts and Notes Receivable, Other Accounts Receivable and Others
(a)
Trade accounts and notes receivable as of December 31, 2021 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Due from third parties	₩	3,818,980	2,042,746
Due from related parties		755,809	316,168
	₩	4,574,789	2,358,914

(b)
Other accounts receivable as of December 31, 2021 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Current assets
Non-trade receivables, net(*)	₩	108,875	146,921
Accrued income		13,024	22,505
	₩	121,899	169,426
Non-current assets
Long-term non-trade receivables	₩	2,376	—
	₩	124,275	169,426

(*) On May 16, 2022, Singapore International Arbitration Centre ruled related to Sharp’s patent contract in favor of the Group. Accordingly, compensation receivable in the amount of USD 95 million (~~W~~120,394 million) was recognized as non-trade receivables and reduction to cost of sales and other income. The balances of compensation receivable as of December 31, 2022 are USD 25 million (~~W~~31,982 million).

Due from related parties included in other accounts receivable, as of December 31, 2021 and 2022 are ~~W~~2,846 million and ~~W~~12,957 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

5.
Trade Accounts and Notes Receivable, Other Accounts Receivable and Others. Continued
(c)
The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2021 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	₩	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)
	₩	4,575,993	126,280	(1,204)	(2,005)

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	₩	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)
	₩	2,359,789	171,204	(875)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Trade accounts and notes receivable
(In millions of won)	2020		2021	2022

Balance at the beginning of the year	₩	460	1,047	1,204
(Reversal of) bad debt expense		587	157	(329)
Balance at the end of the year	₩	1,047	1,204	875

(In millions of won)	Other accounts receivable
	2020		2021	2022

Balance at the beginning of the year	₩	3,322	1,778	2,005
(Reversal of) bad debt expense		(480)	227	(227)
Write-off		(1,064)	—	—
Balance at the end of the year	₩	1,778	2,005	1,778

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

5.
Trade Accounts and Notes Receivable, Other Accounts Receivable and Others. Continued
(d)
Other current assets as of December 31, 2021 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2021		December 31, 2022
Advanced payments	₩	44,907	22,134
Prepaid expenses		67,540	74,420
Value added tax refundable		608,476	220,182
Right to recover returned goods		7,440	8,155
	₩	728,363	324,891

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

6.
Other Financial Assets

Other financial assets as of December 31, 2021 and 2022 are as follows:

(In millions of won)	December 31, 2021		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Convertible securities	₩	1,573	—
Derivatives(*1)		12,741	119,417
	₩	14,314	119,417
Cash flow hedging derivatives
Derivatives(*2)	₩	905	—
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	₩	27	—
Financial assets carried at amortized cost
Deposits	₩	23,581	8,962
Short-term loans		22,518	30,062
Lease receivables		6,858	6,914
	₩	52,957	45,938
	₩	68,203	165,355

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	₩	48,805	96,064
Convertible securities		1,185	1,797
Derivatives(*1)		52,871	110,663
	₩	102,861	208,524
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	₩	21	—

Financial assets carried at amortized cost
Deposits	₩	22,039	17,624
Long-term loans		19,939	58,806
Lease receivables		11,351	4,144
	₩	53,329	80,574
	₩	156,211	289,098

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

7.
Inventories

Inventories as of December 31, 2021 and 2022 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Finished goods	₩	1,180,329	822,177
Work-in-process		1,202,548	1,235,363
Raw materials		786,739	651,602
Supplies		180,759	163,776
	₩	3,350,375	2,872,918

For the years ended December 31, 2020, 2021 and 2022, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales and usage of inventory write-downs are as follows:

(In millions of won)
	2020		2021	2022
Inventories recognized as cost of sales	₩	21,626,339	24,572,939	25,027,703
Including: Inventory write-downs		213,932	224,576	245,619
Usage of inventory write-downs		472,885	213,932	224,576

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2020, 2021 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

8.
Investments in Equity Accounted Investees
(a)
Associates as of December 31, 2021 and 2022 are as follows:

(In millions of won)
					2021			2022
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	₩	48,398	40%	₩	42,784
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		11,947	13%		13,576
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		27,337	15%		28,976
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	15%		20,708	14%		20,133
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—

(In millions of won)
					2021			2022
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.(*1)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	₩	3,679	10%	₩	3,650
Nanosys Inc.(*2)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		14,650	—		—
						₩	126,719		₩	109,119

(*1) During 2022, the Controlling Company recognized a reversal of impairment loss of ~~W~~613 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*2) During 2022, Nanosys Inc. was reclassified into the financial asset at fair value through profit or loss as the Group losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2022, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~6,868 million, ~~W~~15,680 million and ~~W~~30,000 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2020, 2021 and 2022 amounted to ~~W~~8,239 million, ~~W~~4,068 million and ~~W~~4,461 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

8.
Investments in Equity Accounted Investees. Continued
(b)
Summary of financial information of Paju Electric Glass Co., Ltd., a significant associate of the Group, as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 is as follows:

(In millions of won)	December 31, 2021		December 31, 2022
Total assets	₩	227,616	136,784
Current assets		175,730	98,490
Non-current assets		51,886	38,294
Total liabilities		105,023	29,118
Current liabilities		93,561	28,332
Non-current liabilities		11,462	786

(In millions of won)	2020		2021	2022
Revenue	₩	307,756	425,516	319,264
Profit for the year		9,615	13,364	6,192
Other comprehensive income (loss)		(409)	(1,258)	(10,216)
Total comprehensive income		9,206	12,106	(4,024)

(c)
Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2021 and 2022 is as follows:
(i)
As of December 31, 2021

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	₩	122,593	40%	49,037	—	(639)	—	48,398

(ii)
As of December 31, 2022

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	₩	107,666	40%	43,066	—	(282)	—	42,784

(d)
Book value of other associates, in aggregate, as of December 31, 2021 and 2022 is as follows:
(i)
As of December 31, 2021

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit for the year	Other comprehensive income	Total comprehensive income
Other associates	₩	78,321	2,473	6,867	9,340

(ii)
As of December 31, 2022

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit for the year	Other comprehensive loss	Total comprehensive loss
Other associates	₩	66,335	2,724	(7,516)	(4,792)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

8.
Investments in Equity Accounted Investees. Continued
(e)
Changes in investments in associates accounted for using the equity method for the years ended December 31, 2021 and 2022 are as follows:

(In millions of won)
		2021
Company		January 1		Dividends received	Equity income on investments	Other comprehensive income (loss)	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	₩	47,262	(3,668)	5,307	(503)	—	48,398
	Others		67,289	(400)	2,473	6,867	2,092	78,321
		₩	114,551	(4,068)	7,780	6,364	2,092	126,719

(In millions of won)
		2022
Company		January 1		Reclassification(*)	Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	₩	48,398	—	(4,361)	2,834	(4,087)	—	42,784
	Others		78,321	(10,620)	(100)	2,724	(7,516)	3,526	66,335
		₩	126,719	(10,620)	(4,461)	5,558	(11,603)	3,526	109,119

(*) During 2022, it was reclassified into the financial asset at fair value through profit or loss as the Group losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

9.
Property, Plant and Equipment
(a)
Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in- progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2021	₩	442,822	7,420,854	48,166,361	735,329	6,122,364	184,036	1,021,641	64,093,407
Accumulated depreciation as of January 1, 2021		—	(3,457,052)	(37,581,293)	(600,912)	—	(69,130)	(697,134)	(42,405,521)
Accumulated impairment loss as of January 1, 2021		—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)
Book value as of January 1, 2021	₩	442,822	3,847,206	9,267,298	126,167	6,045,727	110,907	299,576	20,139,703
Additions		—	—	—	—	3,651,064	63,655	—	3,714,719
Depreciation		—	(394,416)	(3,188,694)	(72,065)	—	(62,983)	(259,095)	(3,977,253)
Disposals		(8,975)	(17,655)	(30,046)	(44)	(6,899)	(7)	(40,501)	(104,127)
Impairment loss		—	3,897	(15,287)	(3)	620	—	(7,191)	(17,964)
Others(*3)		—	704,753	1,784,733	110,083	(2,910,055)	—	299,534	(10,952)
Government grants received		—	(5,491)	(80,432)	(60)	—	—	—	(85,983)
Effect of movements in exchange rates		—	167,236	682,295	15,041	11,141	8,294	16,296	900,303
Book value as of December 31, 2021	₩	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446
Acquisition cost as of December 31, 2021	₩	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190
Accumulated depreciation as of December 31, 2021	₩	—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)
Accumulated impairment loss as of December 31, 2021	₩	—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

(*1) As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment

(*3) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

9.
Property, Plant and Equipment. Continued
(b)
Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in- progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	₩	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190
Accumulated depreciation as of January 1, 2022		—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)
Accumulated impairment loss as of January 1, 2022		—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)
Book value as of January 1, 2022	₩	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446
Additions		—	—	—	—	5,709,828	72,567	—	5,782,395
Depreciation		—	(373,089)	(3,182,783)	(83,747)	—	(76,370)	(269,796)	(3,985,785)
Disposals		(3,573)	—	(172,547)	(477)	—	—	(36,958)	(213,555)
Impairment loss(*3)		—	(252,997)	(672,061)	(6,912)	(292,564)	(3,439)	(29,282)	(1,257,255)
Others(*4)		45,771	196,747	1,732,712	78,497	(2,425,047)	(420)	334,931	(36,809)
Government grants received		—	-	(57,503)	-	-	-	-	(57,503)
Effect of movements in exchange rates		—	27,755	116,514	2,738	5,895	454	3,643	156,999
Book value as of December 31, 2022	₩	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933
Acquisition cost as of December 31, 2022	₩	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077
Accumulated depreciation as of December 31, 2022	₩	—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)
Accumulated impairment loss as of December 31, 2022	₩	—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

(*1) As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment

(*3) During 2022, Display(Large OLED) CGU was assessed for impairment, and impairment losses amounting to ~~W~~1,236,563 million are recognized as other expenses. Details of the impairment loss is explained in Note 10(d).

(*4) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

9.
Property, Plant and Equipment. Continued
(c)
Capitalized borrowing costs and capitalization rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Capitalized borrowing costs	₩	191,876	64,606	152,074
Capitalization rate		4.14%	3.69%	3.11%

(d)
The Group provides a portion of property, plant and equipment as an operating lease. During 2022, rental income from property, plant and equipment was ~~W~~2,806 million (2020: ~~W~~3,629 million, 2021: ~~W~~1,978 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

10.
Intangible Assets and Non-financial Assets Impairment
(a)
Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member-ships	Development costs	Construction-in-progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2021	₩	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316
Accumulated amortization as of January 1, 2021		(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)
Accumulated impairment loss as of January 1, 2021		(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)
Book value as of January 1, 2021	₩	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		681,222	23,240	742	—	127,621	—	1,689	—	—	834,514
Amortization(*1)		(190,842)	(101,545)	—	(230,891)	—	—	(169)	—	(1)	(523,448)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss(*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	119,543	—	(15,348)	(119,543)	—	—	—	—	(15,348)
Effect of movements in exchange rates		1,825	(6,808)	39	—	(583)	—	—	2,808	—	(2,719)
Book value as of December 31, 2021	₩	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898
Acquisition cost as of December 31, 2021	₩	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300
Accumulated amortization as of December 31, 2021	₩	(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)
Accumulated impairment loss as of December 31, 2021	₩	(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) Others mainly consist of rights to use electricity and gas supply facilities.

(*3) The Group recognized an impairment loss amounting to ~~W~~29,396 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

10.
Intangible Assets and Non-financial Assets Impairment. Continued
(b)
Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member-ships	Development costs	Construction-in-progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2022	₩	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300
Accumulated amortization as of January 1, 2022		(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)
Accumulated impairment loss as of January 1, 2022		(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)
Book value as of January 1, 2022	₩	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898
Additions - internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions - external purchases		187,114	24,741	7,004	—	95,179	—	—	—	—	314,038
Amortization(*1)		(192,983)	(105,615)	—	(272,102)	—	—	(168)	—	—	(570,868)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss(*3)(*4)		(34,901)	(17,799)	(42)	(54,649)	—	—	(43)	(26,963)	—	(134,397)
Transfer from construction-in-progress		—	85,319	—	—	(85,319)	—	—	—	—	—
Effect of movements in exchange rates		10,108	(2,957)	33	—	(1,253)	—	—	2,185	—	8,116
Book value as of December 31, 2022	₩	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957
Acquisition cost as of December 31, 2022	₩	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075
Accumulated amortization as of December 31, 2022	₩	(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)
Accumulated impairment loss as of December 31, 2022	₩	(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) Others mainly consist of rights to use electricity and gas supply facilities.

(*3) During 2022, Display (Large OLED) CGU was assessed for impairment, and impairment losses amounting to ~~W~~93,966 million are recognized as other expenses. The impairment amount first reduces goodwill allocated to the CGU, and then allocated to the other assets in the CGU after goodwill balance is reduced to zero. Details of the impairment loss are explained in Note 10(d).

(*4) The Group recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

10.
Intangible Assets and Non-financial Assets Impairment. Continued
(c)
Development costs and Intellectual property rights as of December 31, 2021 and 2022 are as follows:

Development costs

(i)
As of December 31, 2021

(In millions of won)
Classification	Product type	Book Value
	TV	₩	27,371
Development completed	IT		31,935
	Mobile and others		76,644
		₩	135,950
	TV	₩	73,667
Development in process	IT		66,904
	Mobile and others		112,694
		₩	253,265
		₩	389,215

(ii)
As of December 31, 2022

(In millions of won)
Classification	Product type	Book Value
	TV	₩	55,187
Development completed	IT		24,684
	Mobile and others		199,552
		₩	279,423
	TV	₩	60,376
Development in process	IT		100,380
	Mobile and others		125,040
		₩	285,796
		₩	565,219

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

10.
Intangible Assets and Non-financial Assets Impairment. Continued

Intellectual property rights

(i)
As of December 31, 2021

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
	Direct additions	₩	121,976	5.3
Patent	Licenses agreement(*2)		805,480	6.2
		₩	927,456
Other		862		3.5
		₩	928,318

(*1) Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

(ii)
As of December 31, 2022

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
	Direct additions	₩	198,136	7.2
Patent	Licenses agreement(*2)		697,605	6.0
		₩	895,741
Other			1,915	3.6
		₩	897,656

(*1) Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

10.
Intangible Assets and Non-financial Assets Impairment. Continued
(d)
Impairment assessment on CGU
(i)
Changes in Cash Generating Unit (“CGU”)

During 2022, the Group distinguished Display (Large OLED) CGU as a separate CGU from the existing Display CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses. As of December 31, 2022, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Changes in the carrying amount of goodwill allocated to the related CGUs are as follows:

(In millions of won)
			2022
	December 31, 2021		Effect of movements in exchange rates	Changes in CGU (*)	Impairment	December 31, 2022
Display CGU	₩	48,339	2,185	(26,963)	—	23,561
Display (Large OLED) CGU		—	—	26,963	(26,963)	—
		48,339	2,185	—	(26,963)	23,561

(*) During 2022, a portion of goodwill allocated to Display CGU as of December 31, 2021 was allocated to Display (Large OLED) CGU.

(ii)
Impairment assessment on CGU

As of December 31, 2022, the Group performed impairment tests for Display CGU and Display (Large OLED) CGU. No impairment test was performed for Display (AD PO) CGU, impairment loss for which was initially recognized in 2019, as there was no indicator of impairment or reversal identified during 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

10.
Intangible Assets and Non-financial Assets Impairment. Continued

The recoverable amount of each CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU and Display (Large OLED) CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2022
Display CGU	10.8%	9.0%	1.0%
Display (Large OLED) CGU	10.5%	9.0%	1.0%
2021
Display CGU	10.5%	8.4%	1.0%

(*) The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group's credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of each CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of the impairment test for Display CGU, the recoverable amount exceeded its carrying amount by ~~W~~365,774 million. Management has identified that a reasonably possible change in two key assumptions could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. Specifically, the discount rate and terminal growth rate would need to increase by 0.28% and decrease by 0.31%, individually (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

As a result of the impairment test, due to unfavorable changes in the business environment, the carrying amount of Display (Large OLED) CGU exceeded the recoverable amount of ~~W~~2,999,393 million and an impairment loss of ~~W~~1,330,529 million was recognized as other expenses. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~262,590 million (8.8%) and if the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~201,256 million (6.7%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

11.
Investment Property

(a)
Changes in investment property for the year ended December 31, 2022 are as follows:

(In millions of won)
	2022
Book value as of January 1, 2022	₩	—
Transfer from property, plant and equipment		36,809
Depreciation		(804)
Impairment loss		(7,736)
Book value as of December 31, 2022	₩	28,269

(b)
During 2022, rental income from investment property is ~~W~~358 million.
12.
Financial Liabilities
(a)
Financial liabilities as of December 31, 2021 and 2022 are as follows:

(In millions of won)	December 31, 2021		December 31, 2022
Current
Short-term borrowings	₩	613,733	2,578,552
Current portion of long-term borrowings and bonds		3,393,506	2,855,565
Derivatives(*1)		8,594	14,443
Cash flow hedging derivatives(*2)		13,400	—
Lease liabilities		40,479	40,694
	₩	4,069,712	5,489,254
Non-current
Won denominated borrowings	₩	2,173,500	1,644,602
Foreign currency denominated borrowings		5,487,091	6,780,593
Bonds		995,976	1,132,098
Derivatives(*1)		2,331	32,965
Lease liabilities		43,847	32,094
	₩	8,702,745	9,622,352

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

(b)
Short-term borrowings as of December 31, 2021 and 2022 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2021		December 31, 2022
The Export-Import Bank of Korea and others	2.13~6.01	₩	—	1,952,289
Standard Chartered Bank Vietnam and others	3.10~5.59		613,733	626,263
		USD 518		USD 1,252
Foreign currency equivalent			—	CNY 1,000
		₩	613,733	2,578,552

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

12.
Financial Liabilities. Continued
(c)
Won denominated long-term borrowings as of December 31, 2021 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2021		December 31, 2022
Korea Development Bank and others	1.90~5.30	₩	2,785,000	2,986,102
Less current portion of long-term borrowings			(611,500)	(1,341,500)
		₩	2,173,500	1,644,602

(d)
Foreign currency denominated long-term borrowings as of December 31, 2021 and 2022 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2021		December 31, 2022
KEB Hana Bank and others	1.82~6.86	₩	2,163,538	2,674,003
China Construction Bank and others	3.00~6.34		4,489,974	5,304,007
		USD 2,782		USD 3,494
Foreign currency equivalent		CNY 18,017		CNY 19,569
Less current portion of long-term borrowings		₩	(1,166,421)	(1,197,417)
		₩	5,487,091	6,780,593

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

12.
Financial Liabilities. Continued
(e)
Details of bonds issued and outstanding as of December 31, 2021 and 2022 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2022 (%)	December 31, 2021		December 31, 2022
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2023 ~ February 2027	2.29~3.66	₩	1,320,000	1,215,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		160,000	110,000
Less discount on bonds				(2,534)	(2,927)
Less current portion				(599,825)	(189,975)
			₩	877,641	1,132,098
Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2023	5.88	₩	118,550	126,730
Foreign currency equivalent			USD 100		USD 100
Less discount on bonds				(215)	(57)
Less current portion				—	(126,673)
			₩	118,335	—
Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds(*3)	August 2024	1.50	₩	1,015,760	—
Foreign currency equivalent			USD 857		—
Less current portion				(1,015,760)	—
			₩	—	—
			₩	995,976	1,132,098

(*1) Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

(*3) USD 667 million was redeemed upon the bondholders’ exercise of their put option, and the remaining outstanding balance (USD 21 million) was fully redeemed upon the Group’s exercise of its early redemption right.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

12.
Financial Liabilities. Continued
(f)
Details of the convertible bonds issued in 2019 and early deemed during the year ended December 31, 2022 are as follows:

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

Conversion price	~~W~~19,165 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

- On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

- The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

- In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Group designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

13.
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

(a)
Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2021 and 2022 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Present value of partially funded defined benefit obligations	₩	1,684,096	1,602,697
Fair value of plan assets		(1,750,783)	(2,048,687)
	₩	(66,687)	(445,990)
Defined benefit liabilities, net	₩	1,589	1,531
Defined benefit assets, net	₩	68,276	447,521

(b)
Changes in the present value of the defined benefit obligations for the years ended December 31, 2021 and 2022 are as follows:

(In millions of won)	2021		2022
Defined benefit obligations at January 1	₩	1,397,542	1,684,096
Current service cost		150,136	173,534
Interest cost		35,902	59,104
Remeasurements (before tax)		205,318	(195,908)
Benefit payments		(101,973)	(116,472)
Net transfers from (to) related parties		(2,798)	(1,363)
Others		(31)	(294)
Defined benefit obligations at December 31	₩	1,684,096	1,602,697

Weighted average remaining maturity of defined benefit obligations as of December 31, 2021 and 2022 are 15.63 years and 12.95 years, respectively.

(c)
Changes in fair value of plan assets for the years ended December 31, 2021 and 2022 are as follows:

(In millions of won)
	2021		2022
Fair value of plan assets at January 1	₩	1,621,041	1,750,783
Expected return on plan assets		41,797	64,378
Remeasurements (before tax)		(15,483)	(30,044)
Contributions by employer directly to plan assets		201,417	371,398
Benefit payments		(97,989)	(107,828)
Fair value of plan assets at December 31	₩	1,750,783	2,048,687

The estimated contributions payable in the following financial year ~~W~~204,867 million.

(d)
Plan assets as of December 31, 2021 and 2022 are as follows:

(In millions of won)	December 31, 2021		December 31, 2022
Guaranteed deposits in banks	₩	1,750,783	2,048,687

As of December 31, 2022, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

13.
Employee Benefits. Continued
(e)
Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Current service cost	₩	163,652	150,136	173,534
Net interest cost		(2,983)	(5,895)	(5,274)
	₩	160,669	144,241	168,260

Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)
	2020		2021	2022
Cost of sales	₩	122,369	110,750	128,706
Selling expenses		8,505	6,631	8,017
Administrative expenses		17,875	16,496	18,780
Research and development expenses		11,920	10,364	12,757
	₩	160,669	144,241	168,260

(f)
Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)	2020		2021	2022
Balance at January 1	₩	(72,289)	38,154	(125,293)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		36,769	(124,974)	(83,376)
Demographic assumptions		(2,584)	(7,206)	(8,020)
Financial assumptions		121,515	(73,138)	287,304
Return on plan assets		(7,264)	(15,483)	(30,044)
Group’s share of associates regarding remeasurements		39	(84)	32
	₩	148,475	(220,885)	165,896
Income tax	₩	(38,032)	57,438	(43,503)
Balance at December 31	₩	38,154	(125,293)	(2,900)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

13.
Employee Benefits. Continued
(g)
Principal actuarial assumptions as of December 31, 2021 and 2022 (expressed as weighted averages) are as follows:

	December 31, 2021	December 31, 2022
Expected rate of salary increase	3.7%	4.7%
Discount rate for defined benefit obligations	3.1%	5.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2021	December 31, 2022
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)
Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2022:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	₩	(178,526)	211,370
Expected rate of salary increase		220,949	(188,732)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

14.
Provisions
(a)
Changes in provisions for the year ended December 31, 2021 are as follows:

(In millions of won)
	Warranties(*)		Others	Total
Balance at January 1, 2021	₩	272,195	14,906	287,101
Additions (reversal)		216,873	(5,659)	211,214
Usage		(231,942)	—	(231,942)
Balance at December 31, 2021	₩	257,126	9,247	266,373
Current	₩	164,184	9,247	173,431
Non-current	₩	92,942	—	92,942

(*) Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)
Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	₩	—	257,126	9,247	266,373
Additions (reversal)		1,680	251,395	(816)	252,259
Usage		—	(259,153)	—	(259,153)
Balance at December 31, 2022	₩	1,680	249,368	8,431	259,479
Current	₩	1,680	163,211	8,431	173,322
Non-current	₩	—	86,157	—	86,157

(*) Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

15.
Contingent Liabilities and Commitments
(a)
Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2022, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 950 million (~~W~~1,203,935 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2022, the short-term borrowings that are outstanding but past due in connection with these agreements is ~~W~~380,877 million. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

15.
Contingent Liabilities and Commitments. Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold, but not yet due, accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	USD	10	12,673	USD	10	12,578
	Sumitomo Mitsui Banking Corporation	USD	20	25,346		—	—
	MUFG Bank	USD	180	228,114	USD	29	36,973
	BNP Paribas	USD	65	82,375		—	—
	ING Bank	USD	40	50,692	USD	7	8,292
		USD	315	399,200	USD	46	57,843
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	100	126,730	USD	32	40,120
	United Overseas Bank Limited	USD	200	253,460	USD	90	113,831
	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	63,365		—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD	300	380,190	USD	30	37,875
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	19,010	USD	—	—
	Australia and New Zealand Banking Group Ltd.	USD	120	152,076	USD	7	8,872
LG Display Germany GmbH	BNP Paribas	USD	135	171,086	USD	125	158,412
LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	506,920	USD	400	506,917
	Standard Chartered Bank	USD	800	1,013,840	USD	717	908,604
	ING Bank	USD	150	190,095	USD	72	91,134
LG Display Japan Co., Ltd.	Standard Chartered Bank	USD	200	253,460	USD	42	53,234
	Chelsea Capital Corporation	USD	120	152,076		—	—
LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	38,019	USD	12	15,235
		USD	2,620	3,320,327	USD	1,527	1,934,234
		USD	2,935	3,719,527	USD	1,573	1,992,077

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

15.
Contingent Liabilities and Commitments. Continued

Letters of credit

As of December 31, 2022, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)
		Contractual amount	KRW equivalent
KEB Hana Bank	USD	150	₩	190,095
	CNY	1,800		326,592
Sumitomo Mitsui Banking Corporation	USD	100		126,730
Industrial Bank of Korea	USD	200		253,460
Industrial and Commercial Bank of China	USD	150		190,095
Shinhan Bank	USD	270		342,171
	KRW	300,000		300,000
KB Kookmin Bank	USD	400		506,920
MUFG Bank	USD	150		190,095
The Export–Import Bank of Korea	USD	100		126,730
Citibank of Korea	USD	100		126,730
Standard Chartered Bank	USD	400		506,920
	USD	2,020
	CNY	1,800
	KRW	300,000	₩	3,186,538

Payment guarantees

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 900 million (~~W~~163,296 million), JPY 900 million (~~W~~8,579 million), EUR 2.5 million (~~W~~3,378 million), VND 65,094 million (~~W~~3,496 million), and USD 0.5 million (~~W~~634 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2022, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2022.

Pledged Assets

In connection with the borrowings amounting to CNY 11,164 million (~~W~~2,025,596 million) from China Construction Bank and others, as of December 31, 2022, the Group is providing its property, plant and equipment with carrying amount of ~~W~~758,097 million as pledged assets.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2022 are ~~W~~1,200,041million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

16.
Share Capital, Share Premium and Reserves
(a)
Share capital and Share premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2021 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to December 31, 2022.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to December 31, 2022.

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

Reserves as of December 31, 2021 and 2022 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Loss on valuation of derivatives	₩	(9,227)	—
Foreign currency translation differences for foreign operations		566,651	509,620
Other comprehensive loss from associates		(20,282)	(29,992)
	₩	537,142	479,628

The movement in reserves for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2020	₩	—	(178,452)	(24,569)	(203,021)
Change in reserves		—	39,785	(210)	39,575
December 31, 2020		—	(138,667)	(24,779)	(163,446)
January 1, 2021		—	(138,667)	(24,779)	(163,446)
Change in reserves		(9,227)	705,318	4,497	700,588
December 31, 2021		(9,227)	566,651	(20,282)	537,142
January 1, 2022		(9,227)	566,651	(20,282)	537,142
Change in reserves		9,227	(57,031)	(9,710)	(57,514)
December 31, 2022	₩	—	509,620	(29,992)	479,628

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

17.
Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2020, 2021 and 2022.

(a)
Revenue by geography

(In millions of won)
	2020		2021	2022(*)
Domestic	₩	912,049	632,531	678,246
Foreign
China		16,685,746	19,866,707	17,434,407
Asia (excluding China)		2,297,290	3,256,126	2,796,648
United States		2,070,944	3,263,055	3,078,924
Europe (excluding Poland)		1,215,345	1,159,669	988,566
Poland		1,080,187	1,699,955	1,387,946
	₩	23,349,512	29,245,512	25,686,491
	₩	24,261,561	29,878,043	26,364,737

Total revenue in 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~11,731,702 million and ~~W~~4,699,282 million, respectively, for the year ended December 31, 2022 (2020: ~~W~~10,380,138 million and ~~W~~4,252,696 million, 2021: ~~W~~12,019,534 million and ~~W~~5,924,262 million). The Group’s top ten end-brand customers together accounted for 86% of sales for the year ended December 31, 2022 (2020: 85%, 2021: 86%).

(b)
Non-current assets by geography

(In millions of won)
	December 31, 2021			December 31, 2022
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	₩	12,006,204	1,452,823	14,042,794	1,633,866
Foreign
China		6,393,129	83,655	4,302,527	53,388
Vietnam		2,146,652	19,954	2,590,438	20,315
Others		12,461	88,466	11,174	45,388
	₩	8,552,242	192,075	6,904,139	119,091
	₩	20,558,446	1,644,898	20,946,933	1,752,957

(c)
Revenue by product and services

(In millions of won)
	2020		2021	2022(*)
TV	₩	6,737,654	9,466,192	6,975,269
IT		10,120,668	12,458,740	11,197,954
Mobile and others		7,403,239	7,953,111	8,191,514
	₩	24,261,561	29,878,043	26,364,737

(*) Total revenue in 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

18.
The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Changes in inventories	₩	(119,501)	(1,179,232)	477,457
Purchases of raw materials, merchandise and others		12,636,633	15,207,659	13,521,132
Depreciation and amortization		4,134,027	4,500,701	4,557,457
Outsourcing		988,899	776,755	1,096,681
Labor		2,866,055	3,795,943	3,669,275
Supplies and others		900,019	1,235,473	1,212,142
Utility		885,972	1,029,953	1,189,105
Fees and commissions		679,475	789,885	834,449
Shipping		184,105	345,204	276,253
Advertising		113,547	126,335	108,315
Warranty		309,113	216,873	251,395
Travel		61,520	59,519	66,428
Taxes and dues		141,669	141,131	144,038
Impairment loss on property, plant, and equipment		38,494	19,085	1,260,436
Impairment loss on intangible assets		79,593	29,488	136,372
Others		666,983	671,894	925,259
	₩	24,566,603	27,766,666	29,726,194

Total expenses consist of cost of sales, selling, administrative expenses, research and development expenses and other expenses, excluding foreign exchange differences.

19.
Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Salaries	₩	294,055	387,414	354,709
Expenses related to defined benefit plans		26,449	22,859	26,872
Other employee benefits		68,402	86,757	91,396
Shipping		147,711	298,684	213,613
Fees and commissions		221,922	248,478	272,337
Depreciation		215,479	267,042	263,739
Taxes and dues		82,708	74,542	69,851
Advertising		113,547	126,335	108,315
Warranty		309,113	216,873	251,395
Insurance		12,985	16,654	15,100
Travel		8,296	6,935	17,912
Training		8,463	15,556	15,458
Others		63,821	84,323	126,022
	₩	1,572,951	1,852,452	1,826,719

20.
Personnel Expenses

Details of personnel expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Salaries and wages	₩	2,326,792	3,138,798	2,975,325
Other employee benefits		444,090	589,598	652,915
Contributions to National Pension plan		67,241	68,962	77,062
Expenses related to defined benefit plans and defined contribution plans		161,285	144,739	169,362
	₩	2,999,408	3,942,097	3,874,664

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

21.
Other Income and Other Expenses
(a)
Details of other income for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Foreign currency gain	₩	1,688,838	1,210,689	3,098,553
Gain on disposal of property, plant and equipment		37,835	19,367	25,737
Gain on disposal of intangible assets		111	196	—
Reversal of impairment loss on property, plant and equipment		—	1,121	3,181
Reversal of impairment loss on intangible assets		1,110	1,152	1,975
Rental income		3,629	1,978	2,806
Others		53,123	17,632	53,585
	₩	1,784,646	1,252,135	3,185,837

(b)
Details of other expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Foreign currency loss	₩	1,730,703	1,161,628	2,957,048
Loss on disposal of property, plant and equipment		60,294	64,350	54,432
Impairment loss on property, plant and equipment		38,494	19,085	1,260,436
Loss on disposal of intangible assets		368	—	193
Impairment loss on intangible assets		79,593	29,488	136,372
Impairment loss on investments		—	—	7,736
Donations		934	1,099	1,767
Loss on liquidation of investments in subsidiaries		72,654	—	—
Others		16,240	5,209	28,430
	₩	1,999,280	1,280,859	4,446,414

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

22.
Finance Income and Finance Costs
(a)
Finance income and costs recognized in profit or loss for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Finance income
Interest income	₩	69,651	88,888	85,624
Foreign currency gain		336,155	81,600	308,665
Gain on disposal of investments in equity accounted investees		—	—	2,993
Reversal of impairment loss on investments in equity accounted investees		4,149	4,701	613
Gain on transaction of derivatives		24,759	9,393	49,503
Gain on valuation of derivatives		—	234,742	193,570
Gain on disposal of financial assets at fair value through profit or loss		—	—	173
Gain on valuation of financial assets at fair value through profit or loss		4,072	6,511	11,678
Gain on valuation of financial liabilities at fair value through profit or loss		—	—	220,240
	₩	438,786	425,835	873,059

Finance costs
Interest expense	₩	370,479	434,089	414,521
Foreign currency loss		194,384	381,132	440,604
Loss on disposal of investments in equity accounted investees		—	—	80
Impairment loss on investments in equity accounted investees		3,344	2,609	—
Loss on repayment of borrowings		794	250	2,672
Loss on sale of trade accounts and notes receivable		5,258	4,877	37,087
Loss on transaction of derivatives		291	1,049	359
Loss on valuation of derivatives		187,344	21,795	65,585
Loss on disposal of financial assets at fair value through profit or loss		—	1,242	2
Loss on valuation of financial assets at fair value through profit or loss		2,311	704	5,205
Loss on valuation of financial liabilities at fair value through profit or loss		36,798	68,421	—
Others		1,675	446	248
	₩	802,678	916,614	966,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

23.
Income Tax Expense (Benefit)
(a)
Details of income tax expense (benefit) for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Current tax expense (benefit)
Current year	₩	117,215	199,591	206,465
Adjustment for prior years		(55,410)	163,570	(59,484)
	₩	61,805	363,161	146,981
Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	₩	(321,333)	60,233	(842,529)
Change in unrecognized deferred tax assets(*)		(266,771)	(38,053)	457,763
	₩	(588,104)	22,180	(384,766)
Income tax expense (benefit)	₩	(526,299)	385,341	(237,785)

(*) Due to the impact of the 2022 tax law amendments in Korea and changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(b)
Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2020, 2021, and 2022 are as follows:

(In millions of won)
	2020
	Before tax		Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	148,436	(38,032)	110,404
Foreign currency translation differences for foreign operations		48,181	—	48,181
Change in equity of equity method investee		(171)	—	(171)
	₩	196,446	(38,032)	158,414

(In millions of won)
	2021
	Before tax		Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	(220,801)	57,438	(163,363)
Gain (loss) on valuation of derivatives		(12,495)	3,268	(9,227)
Foreign currency translation differences for foreign operations		871,292	(1,503)	869,789
Change in equity of equity method investee		6,364	(1,951)	4,413
	₩	644,360	57,252	701,612

(In millions of won)
	2022
	Before tax		Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	165,864	(43,503)	122,361
Gain (loss) on valuation of derivatives		12,495	(3,268)	9,227
Foreign currency translation differences for foreign operations		(80,718)	(245)	(80,963)
Change in equity of equity method investee		(11,603)	1,925	(9,678)
	₩	86,038	(45,091)	40,947

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

23.
Income Tax Expense (Benefit). Continued
(c)
Reconciliation of the actual effective tax rate for the years ended December 31, 2020, 2021, and 2022 is as follows:

(In millions of won)
	2020			2021		2022
Profit (loss) for the year			(76,147)		1,333,544		(3,195,585)
Income tax expense (benefit)			(526,299)		385,341		(237,785)
Profit (loss) before income tax	₩		(602,446)		1,718,885		(3,433,370)
Income tax expense (benefit) using the statutory tax rate of each country		31.55%	(190,072)	30.37%	521,954	21.51%	(738,403)
Non-deductible expenses		(2.29)%	13,789	1.01%	17,354	(0.55)%	18,742
Tax credits		12.46%	(75,051)	(3.28)%	(56,439)	4.23%	(145,189)
Change in unrecognized deferred tax assets(*1)		44.28%	(266,771)	(2.21)%	(38,053)	(13.33)%	457,763
Adjustment for prior years(*2)		9.20%	(55,410)	(0.49)%	(8,349)	0.06%	(2,072)
Effect on change in tax rate		(1.23)%	7,386	(2.29)%	(39,338)	(4.90)%	168,372
Others		(6.61)%	39,830	(0.69)%	(11,788)	(0.09)%	3,002
Income tax expense (benefit)	₩		(526,299)		385,341		(237,785)
Effective tax rate			(*3)		22.42%		(*3)

(*1) Due to the impact of the 2022 tax law amendments in Korea and changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(*2) Adjustment for prior years in 2021 and 2022 consist of expected amount adjusted for transfer price investigation for prior periods and others.

(*3) Actual effective tax rate is not calculated due to income tax benefit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

24.
Deferred Tax Assets and Liabilities
(a)
Unrecognized deferred tax liabilities

As of December 31, 2022, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~619,258 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)
Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2022, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032
Tax credit carryforwards	₩	660,670	7,302	18,511	143,815	88,847	106,762	61,506	77,721	156,206

24.
Deferred Tax Assets and Liabilities. Continued
(c)
Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2021		December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Other accounts receivable, net	₩	—	—	(17)	(2,009)	(17)	(2,009)
Inventories, net		68,679	62,014	—	—	68,679	62,014
Defined benefit liabilities, net		—	—	(26,642)	(95,850)	(26,642)	(95,850)
Investments in subsidiaries and associates		—	—	(233,552)	(252,375)	(233,552)	(252,375)
Accrued expenses		250,582	111,293	—	—	250,582	111,293
Property, plant and equipment		632,378	704,117	(28,886)	(17,322)	603,492	686,795
Intangible assets		17,450	25,340	(6,636)	(4,042)	10,814	21,298
Provisions		68,893	57,210	—	—	68,893	57,210
Other temporary differences		130,274	112,771	(19,596)	(26,519)	110,678	86,252
Tax loss carryforwards		958,624	1,795,132	—	—	958,624	1,795,132
Tax credit carryforwards		489,505	170,971	—	—	489,505	170,971
Deferred tax assets (liabilities)	₩	2,616,385	3,038,848	(315,329)	(398,117)	2,301,056	2,640,731

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards which are primarily related to Korea is affected by estimates in future taxable profits before they expire. The estimation uncertainty is primarily driven by the Group’s assumptions in revenue and operating expenditures.

(d)
Changes in deferred tax assets and liabilities for the years ended December 31, 2021 and 2022 are as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	January 1, 2021		Profit or loss	Other comprehensive income	December 31, 2021	Profit or loss	Other comprehensive loss	December 31, 2022
Other accounts receivable, net	₩	(13)	(4)	—	(17)	(1,992)	—	(2,009)
Inventories, net		60,539	8,140	—	68,679	(6,665)	—	62,014
Defined benefit liabilities, net		(35,617)	(48,463)	57,438	(26,642)	(25,705)	(43,503)	(95,850)
Subsidiaries and associates		(79,301)	(150,797)	(3,454)	(233,552)	(20,503)	1,680	(252,375)
Accrued expenses		123,106	127,476	—	250,582	(139,289)	—	111,293
Property, plant and equipment		607,315	(3,823)	—	603,492	83,303	—	686,795
Intangible assets		11,469	(655)	—	10,814	10,484	—	21,298
Provisions		63,943	4,950	—	68,893	(11,683)	—	57,210
Other temporary differences		169,565	(62,155)	3,268	110,678	(21,158)	(3,268)	86,252
Tax loss carryforwards		953,209	5,415	—	958,624	836,508	—	1,795,132
Tax credit carryforwards		391,769	97,736	—	489,505	(318,534)	—	170,971
Deferred tax assets (liabilities)	₩	2,265,984	(22,180)	57,252	2,301,056	384,766	(45,091)	2,640,731

25.
Earnings (Loss) per Share Attributable to Owners of the Controlling Company
(a)
Basic earnings (loss) per share for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In won and number of shares)
	2020		2021	2022
Profit (loss) attributable to owners of the Controlling Company for the year	₩	(94,852,991,844)	1,186,182,126,952	(3,071,564,667,651)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700
Basic earnings (loss) per share	₩	(265)	3,315	(8,584)

For the years ended December 31, 2020, 2021 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)
Diluted earnings (loss) per share

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the year ended December 31, 2020 and 2022. In 2020, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution. As of December 31, 2022, the convertible bonds have been redeemed in full.

Diluted earnings per share for the year ended December 31, 2021 are determined as follows:

(In won and number of shares)
	2021
Profit attributable to owners of the Controlling Company	₩	1,186,182,126,952
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit attributable to owners of the Controlling Company		1,248,086,316,277
Weighted-average number of common stocks outstanding, after adjustment		398,804,698
Diluted earnings per share	₩	3,130

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

(Number of shares)
	2021
Weighted-average number of common stocks outstanding	₩	357,815,700
Adjustment : Number of common stocks to be issued from conversion		40,988,998
Weighted-average number of common stocks outstanding, after adjustment	₩	398,804,698

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

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
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

i)
Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2021 and 2022 is as follows:

(In millions)	December 31, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,708	221	568	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—
	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—
Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued

(In millions)	December 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—
	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—	—	—
Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*) Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the years ended December 31, 2020, 2021 and 2022 and the exchange rates at December 31, 2021 and 2022 are as follows:

(In won)
	Average rate (year-to-date)				Reporting date spot rate
	2020		2021	2022	December 31, 2021	December 31, 2022
USD	₩	1,180.46	1,144.10	1,291.15	1,185.50	1,267.30
JPY		11.05	10.42	9.85	10.30	9.53
CNY		170.90	177.36	191.60	186.26	181.44
TWD		40.07	40.99	43.36	42.84	41.27
EUR		1,345.71	1,353.25	1,357.29	1,342.34	1,351.20
PLN		302.95	296.51	289.78	292.11	288.70
VND		0.0508	0.0499	0.0551	0.0521	0.0537

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
ii)
Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2021 and 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)
	December 31, 2021			December 31, 2022
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	₩	(74,214)	2,339	(114,317)	(23,215)
JPY (5 percent weakening)		(5,437)	(3,288)	(8,614)	(8,541)
CNY (5 percent weakening)		(64,732)	172	(105,926)	(5)
TWD (5 percent weakening)		70	5	68	3
EUR (5 percent weakening)		178	(858)	896	(281)
PLN (5 percent weakening)		29	29	11	11
VND (5 percent weakening)		(3,865)	(3,865)	(6,161)	(6,161)

A stronger won against the above currencies as of December 31, 2021 and 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(iii)
Derivatives for cash flow hedge

In relation to forecast export transactions, the Group uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. There is no derivative with cash flow hedging accounting as of December 31, 2022. The amount which has been reclassified from reserve to profit (revenue) for the year ended December 31, 2022 is ~~W~~212,956 million as a result of realization of forecast export transactions.

(ii)
Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,730 million (~~W~~2,192,429 million) and interest rate swap contracts amounting to ~~W~~470,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)
Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2021 and 2022 is as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Fixed rate instruments
Financial assets	₩	4,284,950	3,547,256
Financial liabilities		(5,237,711)	(6,025,365)
	₩	(952,761)	(2,478,109)
Variable rate instruments
Financial liabilities	₩	(7,426,095)	(8,966,045)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
ii)
Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2021 and 2022 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2021
Variable rate instruments(*)	₩	(40,931)	40,931	(40,931)	40,931

December 31, 2022
Variable rate instruments(*)	₩	(49,885)	49,885	(49,885)	49,885

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

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of December 31, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued

(In millions of won)
	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	₩	2,346,617	2,002,334
Derivative assets
Cross currency interest rate swap contracts	₩	168,730	168,730

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2021 and 2022 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	₩	3,540,475	1,823,573
Deposits in banks		743,316	1,722,618
Trade accounts and notes receivable, net		4,574,789	2,358,914
Non-trade receivables		108,875	146,921
Accrued income		13,024	22,505
Deposits		45,620	26,586
Short-term loans		22,518	30,062
Long-term loans		19,939	58,806
Long-term non-trade receivables		2,376	—
Lease receivables		18,209	11,058
	₩	9,089,141	6,201,043
Financial assets at fair value through profit or loss
Convertible securities	₩	2,758	1,797
Derivatives		65,612	230,080
	₩	68,370	231,877
Financial assets effective for cash flow hedging
Derivatives	₩	905	—
Financial assets at fair value through other comprehensive income
Debt instruments	₩	48	—
	₩	9,158,464	6,432,920

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

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
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

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	₩	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards(*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	₩	47,408	29,418	(1,637)	10,741	3,024	17,290	—
	₩	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

(*) Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	₩	1,074,089	(138,350)	935,739

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
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

(In millions of won)
	December 31, 2021		December 31, 2022
Total liabilities	₩	23,392,014	24,366,792
Total equity		14,762,501	11,319,227
Cash and deposits in banks(*1)		4,284,902	3,547,256
Borrowings (including bonds)		12,663,806	14,991,410
Total liabilities to equity ratio		158%	215%
Net borrowings to equity ratio(*2)		57%	101%

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
(ii)
Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2021 and 2022 are as follows:

(In millions of won)
	December 31, 2021			December 31, 2022
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	₩	3,541,597	(*)	1,824,649	(*)
Deposits in banks		743,316	(*)	1,722,618	(*)
Trade accounts and notes receivable		4,574,789	(*)	2,358,914	(*)
Non-trade receivables		108,875	(*)	146,921	(*)
Accrued income		13,024	(*)	22,505	(*)
Deposits		45,620	(*)	26,586	(*)
Short-term loans		22,518	(*)	30,062	(*)
Long-term loans		19,939	(*)	58,806	(*)
Long-term non-trade receivables		2,376	(*)	—	(*)
Lease receivables		18,209	(*)	11,058	(*)
Financial assets at fair value through profit or loss
Equity instruments	₩	48,805	48,805	96,064	96,064
Convertible securities		2,758	2,758	1,797	1,797
Derivatives		65,612	65,612	230,080	230,080
Financial assets effective for cash flow hedging
Derivatives	₩	905	905	—	—
Financial assets at fair value through other comprehensive income
Debt instruments	₩	48	48	—	—
Financial liabilities at fair value through profit or loss
Derivatives	₩	10,925	10,925	47,408	47,408
Convertible bonds		1,015,760	1,015,760	—	—
Financial liabilities effective for cash flow hedging
Derivatives		13,400	13,400	—	—
Financial liabilities carried at amortized cost
Borrowings	₩	10,052,245	10,064,068	13,542,664	13,521,494
Bonds		1,595,801	1,596,044	1,448,746	1,377,696
Trade accounts and notes payable		4,814,055	(*)	4,061,684	(*)
Other accounts payable		3,401,346	(*)	3,242,929	(*)
Long-term other accounts payable		496,083	(*)	435,232	(*)
Security deposits received		11,199	(*)	146,788	(*)
Lease liabilities		84,326	(*)	72,788	(*)

(*) Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
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
•
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•
Level 3: inputs for the asset or liability that are not based on observable market data
ii)
Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2021 and 2022 are as follows:

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	₩	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	₩	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	₩	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	₩	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	₩	—	13,400	—	13,400

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	₩	—	—	96,064	96,064
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	₩	—	47,408	—	47,408

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
iii)
Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

(In millions of won)	December 31, 2021
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Financial assets at fair value through profit or loss
Equity instruments	₩	—	—	48,805	Discounted cash flow, etc.	Discount rate and estimated cash flow, etc.
Convertible securities		—	—	2,758	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	65,612	—	Discounted cash flow	Discount rate and exchange rate
Financial assets effective for cash flow hedging
Derivatives	₩	—	905	—	Discounted cash flow	Discount rate and exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	₩	—	10,925	—	Discounted cash flow	Discount rate and exchange rate
Financial liabilities effective for cash flow hedging
Derivatives	₩	—	13,400	—	Discounted cash flow	Discount rate and exchange rate

(In millions of won)	December 31, 2022
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Financial assets at fair value through profit or loss
Equity instruments	₩	—	—	96,064	Discounted cash flow, etc.	Discount rate and estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	₩	—	47,408	—	Discounted cash flow	Discount rate and exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued
iv)
Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2021 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2021
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	₩	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	₩	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

v)
The interest rates applied for determination of the above fair value as of December 31, 2021 and 2022 are as follows:

	December 31, 2021	December 31, 2022
Borrowings, bonds and others	2.21~4.38%	5.11~6.68%

vi)
There is no substitution between Level 1, Level 2 and Level 3 for the years ended December 31, 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2022 are as follows:

(In millions of won)
Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Replacement	December 31, 2022
Equity securities	₩	48,805	27,261	(775)	6,248	2,720	11,805	96,064
Convertible securities		2,758	—	—	224	—	(1,185)	1,797

(f)
Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	2021
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	₩	88,888	—	—	—	—	88,888
Interest expense		—	(418,674)	—	(15,415)	—	(434,089)
Foreign currency differences		668,140	(848,072)	—	(70,249)	—	(250,181)
(Reversal of) Bad debt expense		(273)	—	—	—	—	(273)
Gain or loss on disposal		(4,877)	—	(1,242)	—	—	(6,119)
Gain or loss on valuation		—	(250)	5,808	(68,421)	—	(62,863)
Gain or loss on derivative		—	—	—	—	221,292	221,292
Others		—	—	—	(14)	—	(14)
	₩	751,878	(1,266,996)	4,566	(154,099)	221,292	(443,359)

(*) Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

26.
Financial Risk Management. Continued

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	₩	85,624	—	—	—	—	85,624
Interest expense		—	(403,415)	—	(11,106)	—	(414,521)
Foreign currency differences		1,061,416	(946,650)	—	(105,492)	—	9,274
(Reversal of) Bad debt expense		569	—	—	—	—	569
Gain or loss on disposal		(37,087)	—	171	(2,672)	—	(39,588)
Gain or loss on valuation		—	—	6,473	220,240	—	226,713
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)
	₩	1,110,522	(1,350,065)	6,644	100,927	177,130	45,158

(*) Other financial instruments exclude cash flow hedging derivatives.
27.
Leases
(a)
Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)
Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2021 and 2022 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2021 and 2022 are as follows:

(In millions of won)
	2021
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2021	₩	55,166	47,411	1,859	5,970	501	110,907
Additions and others		54,728	39	870	7,620	398	63,655
Depreciation		(51,368)	(2,985)	(1,469)	(6,745)	(416)	(62,983)
Disposals		(7)	—	—	—	—	(7)
Gain or loss on foreign currency translation		(2,352)	9,952	70	217	407	8,294
Balance at December 31, 2021	₩	56,167	54,417	1,330	7,062	890	119,866

(In millions of won)
	2022
	Buildings and structures	Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2022	$56,167	54,417	1,330	7,062	890	119,866
Additions and others	60,515	460	456	11,033	103	72,567
Depreciation	(63,494)	(3,014)	(1,136)	(8,288)	(438)	(76,370)
Impairments	(2,175)	(721)	(3)	(501)	(39)	(3,439)
Others	-	(420)	-	-	-	(420)
Gain or loss on foreign currency translation	20	1,082	(49)	(804)	205	454
Balance at December 31, 2022	$51,033	51,804	598	8,502	721	112,658

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

27.
Leases. Continued
(ii)
Amounts recognized in profit or loss from leases other than leases recorded as right-of-use assets for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Interest on lease liabilities	₩	(4,456)	(3,664)	(3,656)
Income from sub-leasing right-of-use assets		896	712	541
Expenses relating to short-term leases		(977)	(824)	(785)
Expenses relating to leases of low-value assets		(231)	(577)	(632)

(iii)
Changes in lease liabilities for the years ended December 31, 2021 and 2022 are as follows:

(In millions of won)
	2021		2022
Balance at January 1	₩	83,431	84,326
Additions and others		64,172	67,102
Interest expense		3,664	3,656
Repayment of liabilities		(66,941)	(82,296)
Balance at December 31	₩	84,326	72,788

(b)
Leases as lessor
(i)
Finance lease

During the years ended December 31, 2021 and 2022, the Group recognized interest income on lease receivables of ~~W~~712 million and ~~W~~533 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2021	December 31, 2022
6 months or less	3,688	3,593
6-12 months	3,688	3,593
1-2 years	7,376	4,191
2-5 years	4,303	—
Total undiscounted lease receivable	19,055	11,377
Unearned finance income	(846)	(319)
Net Investment in the lease	18,209	11,058

(ii)
Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (see Note 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

28.
Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2022 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2022		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2022
Short-term borrowings	₩	613,733	1,922,283	—	42,536	—	—	2,578,552
Current portion of long-term borrowings and bonds(*)		3,393,506	(4,209,915)	3,626,345	251,645	11,550	(217,566)	2,855,565
Long-term borrowings		7,660,591	4,165,508	(3,318,143)	(78,321)	—	(4,440)	8,425,195
Bonds		995,976	443,230	(308,202)	—	1,094	—	1,132,098
Lease liabilities		84,326	(82,296)	—	(1,806)	—	72,564	72,788
Dividend payables		3,679	(292,786)	—	—	—	289,107	—
	₩	12,751,811	1,946,024	—	214,054	12,644	139,665	15,064,198

(*) Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,672 million of loss on early repayment of borrowings and bonds.
29.
Related Parties and Others

(a)
Related parties

Related parties as of December 31, 2022 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*) Details of associates are described in Note 8.

(b)
Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2020, 2021 and 2022 are as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

29.
Related Parties and Others. Continued

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
AVATEC Co., Ltd.	₩	22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,737	—	—	2,862
WooRee E&L Co., Ltd.		—	—	13,857	—	—	35
YAS Co., Ltd.		—	300	6,648	22,603	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—
	₩	22	8,239	320,415	22,603	74,070	7,799

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	₩	647,329	—	19,810	233,504	—	141,191

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	₩	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,138
LG Electronics Nanjing New Technology Co., Ltd.		439,674	—	—	—	—	1,333
LG Electronics RUS, LLC		95,465	—	—	—	—	303

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	₩	111,710	—	—	—	—	230
LG Innotek Co., Ltd.		5,321	—	25,012	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,298	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		145,032	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		729,135	—	—	—	—	1,188
LG Electronics Reynosa, S.A. DE C.V.		780,710	—	—	—	—	1,044
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Electronics Japan, Inc.		—	—	—	33	—	5,635
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		5,030	—	229	—	—	7,632
	₩	2,933,466	—	25,241	33	—	95,797
	₩	3,580,817	8,239	365,466	256,140	74,070	244,787

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

29.
Related Parties and Others. Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	₩	—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
WooRee E&L Co., Ltd.		—	—	13,541	—	—	79
YAS Co., Ltd.		—	200	10,337	54,071	—	9,824
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—
	₩	—	4,068	390,188	54,071	72,156	14,122

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	₩	270,396	—	19,805	395,654	—	130,924

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	₩	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	607	—	1,445
LG Electronics Nanjing New Technology Co., Ltd.		449,390	—	—	—	—	1,263
LG Electronics RUS, LLC		98,812	—	—	—	—	1,141

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	₩	154,565	—	—	—	—	543
LG Innotek Co., Ltd.		3,753	—	26,874	451	—	85,471
HI-M Solutek Co., Ltd		—	—	44	—	—	5,662
LG Electronics Mexicalli, S.A. DE C.V.		269,305	—	—	—	—	89
LG Electronics Mlawa Sp. z o.o.		1,254,164	—	—	—	—	577
LG Electronics Reynosa, S.A. DE C.V.		1,256,107	—	—	—	—	1,011
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	159
LG Electronics Japan, Inc.		—	—	—	10	—	5,334
P.T. LG Electronics Indonesia		537,944	—	—	—	—	574
LG Electronics Taiwan Taipei Co., Ltd.		5,046	—	—	—	—	659
LG Electronics Nanjing Vehicle Components Co.,Ltd.		2,009	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	4,411
Others		5	—	739	602	—	968
	₩	4,649,850	—	27,657	1,670	—	109,725
	₩	4,920,246	4,068	437,650	451,395	72,156	254,771

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

29.
Related Parties and Others. Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	₩	—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
WooRee E&L Co., Ltd.		—	—	12,321	—	—	2
YAS Co., Ltd.		—	100	14,291	29,951	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—
	₩	—	4,461	272,649	29,951	64,492	14,599

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	₩	238,358	—	19,808	517,476	—	137,703

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	₩	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882
LG Electronics Nanjing New Technology Co., Ltd.		334,099	—	—	—	—	1,178
LG Electronics RUS, LLC		23,458	—	—	—	—	414

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	₩	88,835	—	—	—	—	200
LG Innotek Co., Ltd.		27,698	—	10,122	—	—	79,515
LG Electronics Mlawa Sp. z o.o.		1,178,140	—	—	—	—	1,089
LG Electronics Reynosa, S.A. DE C.V.		1,195,146	—	—	—	—	958
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	372
LG Electronics Japan, Inc.		—	—	—	16	—	7,307
P.T. LG Electronics Indonesia		531,543	—	—	—	—	1,415
LG Electronics Taiwan Taipei Co., Ltd.		3,433	—	—	—	—	615
LG Technology Ventures LLC		—	—	—	—	—	4,922
HI-M Solutek Co., Ltd		—	—	58	—		9,258
LG Electronics U.S.A. Inc.		—	—	—	—		2,315
Others		572	—	592	608	—	913
	₩	3,993,873	—	10,772	624	—	111,872
	₩	4,232,231	4,461	303,229	548,051	64,492	264,174

(c)
Trade accounts and notes receivable and payable as of December 31, 2021 and 2022 are as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

29.
Related Parties and Others. Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2021		December 31, 2022	December 31, 2021	December 31, 2022
Associates
AVATEC Co., Ltd.		3	—	2,748	3,756
Paju Electric Glass Co., Ltd.		—	—	79,302	30,431
WooRee E&L Co., Ltd.		878	878	2,915	1,502
YAS Co., Ltd.		—	—	20,116	7,680
Material Science Co., Ltd.		—	—	99	—
	₩	881	878	105,180	43,369

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	₩	67,629	69,447	105,918	99,934

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.		7,319	5,669	111	15
LG Electronics Vietnam Haiphong Co., Ltd.		52,327	50,173	252	53
LG Electronics Nanjing New Technology Co., Ltd.		102,691	30,018	155	—
LG Electronics do Brasil Ltda.		5,910	10,997	—	—
LG Innotek Co., Ltd.(*)		767	3,838	40,135	209,032

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2021		December 31, 2022	December 31, 2021	December 31, 2022
LG Electronics Mlawa Sp. z o.o.	₩	218,206	94,346	22	155
LG Electronics Reynosa, S.A. DE C.V.		195,093	16,760	10	167
LG Electronics Japan, Inc.		—	—	471	566
P.T. LG Electronics Indonesia		73,732	45,617	32	195
LG Electronics Taiwan Taipei Co., Ltd.		2,046	—	53	77
Others		32,932	2,260	3,921	4,574
	₩	691,023	259,678	45,162	214,834
	₩	759,533	330,003	256,260	358,137

(*) Including deposits received amount W180,000 million from lease agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

29.
Related Parties and Others. Continued
(d)
Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the year ended December 31, 2021 are as follows.

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	₩	878	—

There were no significant financing transactions with related parties for the years ended December 31, 2020 and 2022.

(e)
Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of won)
	2020		2021	2022
Short-term benefits	₩	2,233	3,747	2,305
Expenses related to the defined benefit plan		346	366	417
	₩	2,579	4,113	2,722

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.
30.
Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2020, 2021 and 2022 is as follows:

(In millions of won)
	2020		2021	2022
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	₩	(662,164)	445,028	480,322
Changes in other accounts payable arising from the purchase of intangible assets		98,068	529,826	(113,185)
Recognition of right-of-use assets and lease liabilities		51,757	63,655	54,927