Form 20-F
period 2023-12-31
LG Display Co., Ltd.
filed 2024-04-29
CIK 1290109

As filed with the Securities and Exchange Commission on April 29, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Jinjoo Kim

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

Telephone No.: +82-2-3777-0748

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2022 and 2023 and for each of the years ended in the three-year period ended December 31, 2023 included in this annual report.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2022 and 2023 included in the Form 6-K furnished to the SEC on March 8, 2024 is a loss of ~~W~~2,085 billion and ~~W~~2,510 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on March 8, 2024, which is not incorporated by reference to this annual report.

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

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “CNY” or “Chinese Yuan” are to the currency of the People’s Republic of China, all references to “Vietnamese Dong” or “VND” are to the currency of Vietnam, all references to “TWD” are to the currency of Taiwan, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, and all references to “R$” are to the currency of Brazil.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2023, which was ~~W~~1,290.97 = US$1.00.

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
•
our dependence on growth in the demand for our products, which in turn is partly dependent on the growth of our downstream industries;
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
•
fluctuations in interest rates and foreign currency exchange rates; and
•
those other risks identified in the “Risk Factors” section of this annual report.

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

Risks Relating to Our Industry

Our revenue depends on continuing demand for IT products, mobile and other application products, and televisions with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

The business in which we are engaged is directly affected by the business conditions of the downstream industries which utilize display panels in their products. Currently, our total sales are derived principally from customers who use our products in IT products, televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 41.7%, 42.5% and 36.8% of our total revenue in 2021, 2022 (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized) and 2023, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their mobile and other applications, which accounted for 26.4%, 30.9% and 42.5% of our total revenue in 2021, 2022 and 2023 (in the case of 2022, adjusted as described above), respectively, and those who use our panels in their televisions, which accounted for 31.7%, 26.4% and 20.3% of our total revenue in 2021, 2022 and 2023 (in the case of 2022, adjusted as described above), respectively.

As the increase in demand for certain types of our products, including IT and television products, due to increased levels of working remotely, online schooling and social distancing, following the outbreak of the COVID-19 pandemic in 2020 began to taper in the second half of 2021 as social distancing measures began to ease around the world, demand for end products that apply such display panels have become weaker in recent periods in light of rising inflation and interest rates and increasing economic volatility and uncertainty globally. See “Risks Relating to Our Industry — A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” As each of our IT products, mobile and other applications (including automotive products) and televisions product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand from each of the IT products industry, the mobile device industry, the automobile industry and the television industry for a substantial portion of our sales. A prolonged downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

The display panel industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

The current global supply of medium- and large-sized display panels is manufactured primarily based on thin-film transistor liquid crystal display, or TFT-LCD, technology, and to a lesser but increasing extent, organic light-emitting diode, or OLED, technology, and a majority of small-sized display panels is now manufactured primarily based on OLED technology. Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the display panel industry may cause manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

From time to time, we have been affected by overcapacity in the display panel industry relative to the general demand for such panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. We attempt to counteract, at least in part, the effects of overcapacity in the industry by increasing the proportion of high-value, differentiated specialty products based on newer technologies in our product mix, including products that utilize OLED technology, which accounted for 48% of our revenues in 2023 and are relatively less affected by the industry-wide overcapacity problems, while also engaging in cost reduction efforts. We also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 2.4% from ~~W~~849 thousand in 2021 to ~~W~~829 thousand in 2022, which was largely the result of weakening demand for our television and IT panel products in part due to rising inflation and interest rates and increasing economic volatility and uncertainty globally, which contributed to downward pricing pressure. Our average revenue per square meter of net display area increased by 33.1% to ~~W~~1,103 thousand in 2023, which primarily reflected our ongoing efforts to increase the proportion of higher-priced OLED panels (especially the small- and medium-sized panels which generally have higher sales price per net display area compared to large-sized panels) in our product mix in light of the continued overcapacity and further capital investments by other suppliers, particularly from China, in the global TFT-LCD market, as well as depreciation of the Korean Won against the U.S. dollar during 2023, the effects of which were partly offset by the continued weak demand for our television and IT panel products, among others, due to continued inflationary pressure and the higher interest rate environment and global economic volatility and uncertainty in 2023.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high-value, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which has helped to mitigate the impact of industry-wide overcapacity in the past, will recur or be sustained in future periods. We will therefore continue to closely monitor any overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry, including those currently under construction or planned to be constructed by us and other major display panel manufacturers in China and Korea, are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

In addition, we may recognize impairment losses on our property, plant and equipment and intangible assets in connection with deteriorating market conditions. For example, in 2022, partly due to less favorable industry outlook in light of continued and exacerbated uncertainty in the prospects of the global economy, we recognized impairment losses of ~~W~~1,331 billion, attributable to a decrease in the estimated recovery value of our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business. See “Item 5.A. Operating Results—Comparison of 2023 to 2022”, “Item 5.A. Operating Results—Comparison of 2022 to 2021” and Note 10(d) of the notes to our financial statements for further discussion of our assessment of impairment with respect to our large-sized OLED display panel business. We cannot provide assurance that any future downturns will not result in additional recognition of impairment losses on our property, plant and equipment and intangible assets, which may have a material adverse effect on our financial condition and results of operations.

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

The overall prospects for the global economy remain uncertain. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have materially and adversely affected the global economy and financial markets. See “—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Such uncertainties have been, and continue to be, exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including escalating hostilities in the Middle East following the Israel-Hamas war. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

We have from time to time adjusted, and may decide to adjust in the future, our production levels subject to market demand for our products, the production outlook of the global display panel industry, any significant disruptions in our supply chain and global economic conditions in general. For example, as part of our continued efforts to increase the proportion of higher-value OLED panels in our product mix, we have been reducing the production level of TFT-LCD panels in recent years. In particular, in 2020, we significantly reduced the production level of TFT-LCD television display panels by substantially ceasing the production of most types of such panels in Korea, in light of continued overcapacity in the market and our increased focus on producing OLED panels and higher value TFT-LCD panels for IT products. In 2021, we increased our production capacity of larger-sized eighth-generation OLED panels and high-end TFT-LCD panels for IT products in light of increased market demand. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other applications) in June 2022, our P7 fabrication facility (where we had produced TFT-LCD panels for televisions) in December 2022, and our P62 fabrication facility (where we had produced TFT-LCD panels for notebook computers and desktop monitors) in June 2023, in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise, and we may have difficulties with setting the prices of our display panels at levels at which we can secure sufficient margins. In particular, in part due to weaker market demand and increased competition, our gross margin decreased from 17.8% in 2021 to 4.3% in 2022 and further to 1.6% in 2023. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. Our main competitors in the industry include leading display manufacturers in China, Korea, Taiwan and Japan. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Asia, particularly in China. The market share of Chinese manufacturers in the global TFT-LCD display market has significantly increased in recent years primarily due to their large investments in production facilities and production of large volumes of lower-priced panels with the support of the Chinese government as part of its efforts to encourage Chinese consumers to purchase domestically manufactured products. Chinese display panel manufacturers have also been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, announced in November 2023 that it plans to make significant new investments to build a new OLED production line in Chengdu, China. Moreover, Samsung Display, which is one of our primary competitors based in Korea, announced in April 2023 its plans to make significant capital investments in a new OLED manufacturing facility in Asan, Korea. Increased production capacity resulting from such investments as well as additional investments by our competitors in China and elsewhere may result in further intensified competition. See “Item 4.B. Business Overview—Competition.”

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as IT products, televisions and mobile and other applications, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and commercial displays including our next-generation “META” display panels (which apply advanced technologies to offer brighter and more stable images), “CSO (Cinematic Sound OLED)” sound integrated panels, rollable OLED display panels, transparent OLED display panels as well as OLED display panels for gaming monitors. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology and low power consumption with oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for IT products and televisions, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of our OLED display panels, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. In particular, our sales of high value-added display panels are largely concentrated to a limited number of leading global end-brand customers and their system integrators with the requisite technological capabilities to produce products that require such high-value-added display panels. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2021, 2022 and 2023.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we have made, and will likely be required to continue to make, significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024, and have subsequently commenced mass production of medium-sized panels at such facility.

With the latest addition of 97-inch OLED televisions to the line-up of available products in 2022, following the prior launch of OLED televisions in various sizes up to 88-inches, we are continuing to deploy resources into large-sized OLED panel fabrication capabilities in order to maintain our competitive edge in the OLED television panel market. We have also deployed and are continuing to deploy significant resources into plastic OLED panels for mobile and other applications (especially automotive products) and medium-sized OLED panels for tablets in order to expand our market presence. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

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

In particular, the global outbreak of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 which was declared a “pandemic” by the World Health Organization in March 2020, had led to global economic and financial disruptions and had adversely affected our business operations in recent years, including temporary suspension of operations at certain of our manufacturing facilities.

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
•
disruption in the normal operations of our business resulting from contraction of COVID-19 or other types of widespread infectious diseases by our employees, which may necessitate our employees to be quarantined and/or our manufacturing facilities or offices to be temporarily shut down;
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

While demand for certain types of our products increased in 2020 and 2021 as a result of social distancing caused by COVID-19, demand for such products has generally decreased since the second half of 2021 due in part to a general decrease in consumer consumption levels in light of rising inflation and interest rates and economic volatility and uncertainty globally. See “Item 5.A. Operating Results — Overview — Market Conditions.” In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially adversely affected.

The emergence of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume have historically been predominantly derived from the sale of display panels with TFT-LCD technology, OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels for IT products, televisions and mobile and other applications, including commercial displays, entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment, and the proportion of our sales derived from our panel products utilizing OLED technology have been increasing in recent years. For example, all of our currently produced display panels for mobile devices and a majority of our currently produced display panels for televisions utilize OLED technology. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We have been producing OLED panels for televisions and smartphones since 2013. We also began production of plastic OLED panels at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively, in each case for mobile and other applications. In July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized panels at such facility.

Our early efforts in developing and commercializing OLED technology have been recognized by various display panel industry groups in recent years. For example, in June 2021, our 65-inch rollable OLED television panels received the Display of the Year Award by the Society for Information Display and in November 2021, our plastic OLED panels for automotive products received the Presidential Award at the 2021 Korea Tech Show. In November 2022, our newly launched large-sized OLED.Ex television panels received the Technology Award at the HiVi Grand Prix 2022. In January 2023, our newly developed thin actuator sound solution for automobiles received the CES 2023 Innovation Award. While we strive to maintain our early competitive edge in the market for OLED panels, the market for OLED panels is still relatively small compared to the market for TFT-LCD panels, and we expect competition will continue to intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•
In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized panels at such facility.
•
In response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct a new fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2023 and commenced mass production of large-sized OLED panels at such fabrication facility in July 2020.

12

•
In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion mainly in new large-sized and plastic OLED production lines in Paju, Korea. In July 2019, we announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-sized OLED production lines. Certain of such investments have already been completed with respect to plastic OLED panels and we commenced mass production of such panels in July 2019. However, our scheduled investments in large-sized OLED panels pursuant to the July 2017 and July 2019 announcements have been extended until the first quarter of 2028 due in part to increased uncertainties in the global economic environment. We are in the process of developing and assessing the specifics of such planned investments, including the timing.

We have continued to make investments to construct new production facilities as well as for other purposes in order to proactively respond to the technological changes in the display industry and maintain a competitive market position. However, we have reduced our capital expenditure levels in recent periods as part of our efforts to gain financial stability by focusing on certain essential investments required to operate our business. In 2023, our total cash outflows for capital expenditure, consisting of cash used in acquisition of property, plant and equipment, amounted to ~~W~~3.5 trillion, which represented a 31.4% decrease from ~~W~~5.1 trillion in 2022. We currently expect that, in 2024, our total cash outflows for capital expenditure will be lower compared to 2023 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

In the past, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects (including those in relation to the global COVID-19 pandemic and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including escalating hostilities in the Middle East following the Israel-Hamas war), could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or impair our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

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

We have experienced, and expect to continue to experience, periods of rapid growth in the scope and/or complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our AP4 fabrication facility to increase our production capacity of plastic OLED panels for mobile and other applications in July 2019, and we completed the construction of our new AP5 fabrication facility (which constitutes a part of, and is located within, the larger P10 fabrication complex) to increase our production capacity of medium-sized OLED panels in February 2024. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, in response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2023 and commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

As part of our continued efforts to increase the proportion of higher-value OLED panels with higher degrees of manufacturing complexity in our product mix, we have also been reducing the production level of TFT-LCD panels in recent years, including by ceasing production of such panels at, and closing several of, our manufacturing facilities. See “—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” In addition, we are currently considering a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and the current oversupply in the TFT-LCD television display panel market.

Sustained growth in the scope and complexity of our operations may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or building new plants as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenue. We may also incur opportunity costs if we misjudge the anticipated demand for certain display panel products and allocate our limited resources in increasing production capacity for such display panel products at the cost of maintaining existing or increasing production capacity of other display panel products that turn out to be more popular. In addition, we may incur various costs and/or losses in connection with closing or disposing of certain facilities in connection with rebalancing our product portfolio. Moreover, failure to keep up with our competitors in future investments in next-generation panel fabrication facilities or in the upgrading of manufacturing capacity of existing facilities would impair our ability to effectively compete within the display panel industry. Failure to obtain intended economic benefits from expansion and other strategic projects could adversely affect our business, financial condition and results of operations.

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products, overcapacity in the display industry or a significant disruption in the supply chain of raw materials, equipment and labor, we may need to reduce or delay the production of our products, resulting in lower-than-optimal capacity utilization rates. The high degree of uncertainty regarding global economic prospects resulting from global pandemics, rapid increases in policy interest rates globally to combat rising inflationary pressures, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including escalating hostilities in the Middle East following the Israel-Hamas war, have adversely impacted and may further adversely impact global demand for our products. For example, in November 2022, we temporarily reduced the production of large-sized OLED television display panels in one of our manufacturing facilities as part of our efforts to further optimize our inventory levels as well as due to the weakening demand for our products as a result of economic volatility and uncertainty. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry, our dependence on a limited number of suppliers or temporary disruptions in the supply chain thereof due to factors outside of our control (including military conflicts such as the ongoing invasion of Ukraine by Russia and escalating hostilities in the Middle East following the Israel-Hamas war, natural disasters, health hazards such as the COVID-19 pandemic, civil unrest, work stoppages, strikes or other labor-related disruptions involving our key suppliers, or trade sanctions or restrictions). Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

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

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment or replacement parts may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, in each case including replacement parts, could delay implementation of our expansion or other capital expenditure plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

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

The lifecycle of products in the consumer electronics industries, which constitute the primary downstream industries of our business, is continuing to decrease due to rapid technological advancements. Accordingly, frequent new product introductions in the consumer electronics industries can result in a decline in the average selling prices of our display panels and the obsolescence of our existing display panel inventory. In addition, from time to time, we have experienced, and may continue to experience, inventory accumulation of certain of our display panel products as a result of continued slowdown in demand from downstream industries, which in turn was in part due to longer replacement cycles for products that utilize our display panels. Such events can result in a decrease in the stated value of our panel inventory, which we value at the lower of cost or net realizable value.

We manage our inventory based on our customers’ and our own forecasts and typically operate with an inventory level estimated for several weeks. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers within several weeks after a firm order has been placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management. An increase in our inventory levels may cause, among other things, an increase in the cost of managing such inventories and a reduction in the value of inventory over time, which in turn may negatively affect our results of operations due to higher cost of sales resulting from the recognition of inventory valuation losses.

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

We have also been subject to investigations outside of the United States, including by the European Commission, with respect to the same subject matter. We have since settled, resolved, and/or paid fines for such actual investigations brought by the relevant competition authorities. Following the European Commission’s decision, various follow-on claims were initiated in the United Kingdom by various claimants alleging damages as a result of violation of European competition laws. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville Technology Group and others (“Granville”) in the U.K. in December 2016. In February 2024, the court rendered its judgment on such follow-on damages claim against the defendants, including us. As of April 24, 2024, the amount for which we will be liable remains subject to further determination by the court.

In addition, in December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 24, 2024, we have not been served with the complaint from Hatzlacha.

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

In recent years, we have increasingly relied on debt financing primarily to satisfy our cash requirements for capital investments. As of December 31, 2023, we had outstanding short-term borrowings of ~~W~~1,876 billion (US$1,453 million) and long-term debt including current portion in the amount of ~~W~~14,656 billion (US$11,353 million) and prior to deducting discounts on bonds, consisting of ~~W~~1,362 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$3,222 million of U.S. dollar denominated long-term loans, CNY24,991 million of CNY denominated long-term loans and ~~W~~4,491 billion of Korean Won denominated long-term loans. We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

Our results of operations are subject to exchange rate fluctuations.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won on the one hand and the U.S. dollar, Chinese Yuan and the Japanese Yen on the other hand. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, while our purchases of raw materials are denominated mainly in U.S. dollars and, to a much lesser extent, Chinese Yuan and Japanese Yen. The largest proportion of our expenditures on capital equipment are denominated in Korean Won and, to a lesser extent, U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

We rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be sufficient to prevent the misappropriation of our intellectual property rights, will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. In addition, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

If our cybersecurity is breached, we may incur significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of confidential information relating to us as well as our customers and suppliers, and any breach in our cybersecurity could expose us to a risk of loss, the improper use or disclosure of such information, ensuing potential liability or litigation, any of which could harm our reputation and adversely affect our business. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our customers’ data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future. See “Item 16K. Cybersecurity.”

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

Although as part of our efforts to recruit and retain key personnel, we offer various benefits such as salary increases, promotions, housing and children’s education expenses, there can be no assurance that such benefits will be sufficient to attract and retain key personnel. The loss of the services of any of our key research and development and engineering personnel, senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on our operations.

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

As of December 31, 2023, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines and penalties against us, suspension of production or a cessation of operations. From January 1, 2021 to December 31, 2023, we and certain of our current and former employees have received and paid aggregate fines and penalties of approximately ~~W~~177 million in connection with violations of applicable safety and environmental regulations under Korean law. We have also implemented certain measures to facilitate future compliance with such regulations. In addition, in January 2021, there was an incident involving a leakage of tetramethylammonium hydroxide chemicals, which occurred during refurbishment of equipment at one of our production facilities in Paju, Korea, causing casualties to several of the workers performing such task. In connection with such incident, we and our employees involved in the incident were prosecuted for violating the Industrial Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million on us, which we have paid in full. The prosecution filed an appeal with respect to several of the prosecuted employees, which was dismissed by the Uijeongbu District Court in December 2023. In addition, some of our prosecuted employees filed a final appeal with the Supreme Court, which was dismissed in March 2024, leading to the final conclusion of the case. In March 2022, an accident occurred at our contracted construction site in Paju, Korea, resulting in injuries to several contracted workers. In February 2023, the government authorities closed the investigation on such accident without any charges against us.

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

In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.4500019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. We plan to use the proceeds of such offering to fund our capital investments, general corporate purposes (including purchases of raw materials) and repay certain of our outstanding debt. Immediately following the completion of such offering, the number of issued and outstanding shares of our common stock increased to 500,000,000 as of March 15, 2024. In particular, our largest shareholder, LG Electronics, subscribed for 47,968,206 new shares of our common stock for a cash consideration of Won 436 billion under such offering. As a result of its participation, following the completion of such offering, LG Electronics’ shareholding in us decreased from 37.9% to 36.7% as of March 15, 2024. There is no assurance that LG Electronics will not sell all or a part of its ownership interest in us in the future.

We have no current plans for any additional offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. Any future sales by LG Electronics or any future issuance by us of a significant number of shares of our common stock or other securities that may be converted into shares of our common stock in the public market, or the perception that any of these events may occur, could cause the market price of our common stock to decrease or to be lower than it might be in the absence of these events or perceptions.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 24, 2024. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. Due to the debilitating effects of the COVID-19 pandemic on the Korean economy and the economies of Korea’s major trading partners, the economic indicators in Korea have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19 pandemic. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic and rapid increases in policy interest rates globally to combat rising inflationary pressures, which have been, and continue to be, exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including escalating hostilities in the Middle East following the Israel-Hamas war, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•
declines in consumer confidence and a slowdown in consumer spending, including as a result of the global COVID-19 pandemic and increases in market interest rates;
•
rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;
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
•
the occurrence of severe health epidemics, such as the COVID-19 pandemic, or other severe health epidemics in Korea or other parts of the world;
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

23

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
•
a substantial decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of COVID-19 as well as recent interest rate increases, which, together, would likely lead to a national budget deficit as well as an increase in the Korean government’s debt;
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
•
hostilities or political or social tensions involving countries in the Middle East (including those resulting from escalating hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;
•
natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;
•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and the ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets; and
•
an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•
North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.
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

Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high‑level contacts between Korea and North Korea or between the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED products for mobile and other applications) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. We were the first in the world to commence mass production of 55-inch OLED television panels in 2013. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including mobile products and other applications), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division, the IT Business Division and the Mobile Business Division. In December 2021, as part of our efforts to increase the synergies between our products, we integrated our Television Business Division into a new Large Display Business Unit and combined our IT Business Division and the Mobile Business Division into a new Medium-Small Display Business Unit. In order to secure and maintain competitiveness of our overall business and facilitate our sustainable growth, we are continuing to engage in various activities to accelerate the transition of the focus of our overall business to OLEDs and restructure our TFT-LCD business. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other applications) in June 2022, our P7 fabrication facility (where we had produced TFT-LCD panels for televisions) in December 2022, and our P62 fabrication facility (where we had produced TFT-LCD panels for notebook computers and desktop monitors) in June 2023, in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Moreover, we are currently considering a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and the current oversupply in the TFT-LCD television display panel market.

Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-0748. Our website address is http://www.lgdisplay.com.

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

As part of our ongoing expansion plans, we have constructed several manufacturing facilities for OLED panels in Korea in recent years, including our AP4 fabrication facility for plastic OLED panels for mobile and other applications, which commenced mass production in July 2019. Furthermore, in response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2023, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. More recently, in February 2024, we completed the construction of our new AP5 fabrication facility and have subsequently commenced mass production of medium-sized OLED panels at such facility. Each of our on-going expansion projects are generally subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Item 4.B. Business Overview

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile devices, including smartphones, and we are one of the world’s leading suppliers of large-sized OLED television panels. We also manufacture display panels for industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment. In 2023, we sold a total of 104.4 million display panels that are nine inches or larger. According to OMDIA, we had a global market share for display panels of nine inches or larger of approximately 15% and for those smaller than nine inches of approximately 11%, each based on sales revenue in 2023.

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

Our sales were ~~W~~29,878 billion in 2021, ~~W~~26,152 billion in 2022 and ~~W~~21,331 (US$16,523 million) in 2023.

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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our OLED television panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels at our OP1 fabrication facility in 2013. Mass production of our plastic OLED panels for mobile and other applications began at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively. In July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. More recently, in February 2024, we completed the construction of our new AP5 fabrication facility and have subsequently commenced mass production of medium-sized OLED panels at such facility. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize low-temperature polycrystalline silicon (“LTPS”), or low-temperature polycrystalline oxide (“LTPO”), backplane technology, as described in greater detail below.

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

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•
IT products, which comprise notebook computers (utilizing display panels ranging from 12.3 inches to 18 inches in size), desktop monitors (utilizing display panels ranging from 15.6 inches to 49 inches in size) and tablet computers (utilizing display panels ranging from 7.85 inches to 13 inches in size);
•
Televisions, which utilize large-sized display panels ranging from 21.5 inches to 98 inches in size; and
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

IT Products

Our panels for IT products comprise display panels for notebook computers (ranging from 12.3 inches to 18 inches in size), desktop monitors (ranging from 15.6 inches to 49 inches in size) and tablet computers (display panels ranging from 7.85) inches to 13) inches in size). Revenue from sales of our IT product panels was ~~W~~12,459 billion, or 41.7% of our total revenue, in 2021, ~~W~~11,198 billion, or 42.5% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022 and ~~W~~7,853 billion (US$6,083 million), or 36.8% of our total revenue in 2023. In 2023, our principal products in terms of sales revenue in this category included panels of various sizes ranging from 13.3 inches to 16.0 inches for notebook computers, 23.5 inches to 27 inches for desktop monitors and 10.2 inches to 12.9 inches for tablet computers.

During 2021, increased levels of working remotely, online schooling and social distancing mainly resulting from the global pandemic of the COVID-19 contributed to a significant increase in global demand for IT products, especially in the first half of the year. However, such demand for IT products generally declined in 2022 and further declined in 2023, which declines were primarily attributable to a general decrease in consumer consumption levels due in part to rising inflation and interest rates and economic volatility and uncertainty globally. In addition, there has been an increase in demand in recent years for products with higher specifications such as desktop monitors with increased color brilliance and faster response times, as specialized market segments such as gaming monitors continue to grow, and notebook computers with higher resolution displays.

Televisions

Our television display panels range from 21.5 inches to 98 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~9,466 billion, or 31.7% of our total revenue, in 2021 and ~~W~~6,975 billion, or 26.4% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022 and ~~W~~4,331 billion (US$3,355 million, or 20.3% of our total revenue, in 2023. In 2023, our principal products in this category in terms of sales revenue consisted of display panels of sizes between 55 inches and 77 inches. Our sales of television display panels, which had historically been our largest product category by revenue in prior years, have declined in recent years, as we have reduced, and continue to reduce, our production level of TFT-LCD panels (which have historically comprised a substantial majority of our television display panels) in light of the weakening demand for our television products in part due to rising inflation and interest rates and increasing economic volatility and uncertainty globally, which contributed to downward pricing pressure. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China and ceased production at, and closed, our P7 facility (where we had produced TFT-LCD panels for televisions) in December 2022, in light of our continued efforts to increase the proportion of OLED television panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. In addition, we are currently considering a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and the current oversupply in the TFT-LCD television display panel market. Consumer demand for both TFT-LCD and OLED televisions generally became more robust in 2021 due to increased levels of social distancing following the outbreak of the global COVID-19 pandemic in 2020. However, demand for both TFT-LCD and OLED televisions decreased in both 2022 and 2023 due in part to the tapering of the temporary surge in demand for such products caused by the COVID-19 pandemic, while such products purchased during the peak of the pandemic had not reached their replacement cycles, as well as a prolonged general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally.

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

The market for smartphones recorded negative growth in 2022 compared to 2021, and in 2023 compared to 2022, mainly due to a decline in demand for smartphones as a result of geopolitical conflicts, rising inflation and interest rates and economic volatility and uncertainty globally, as well as an increase in the penetration rate of smartphones, according to Counterpoint Technology Market Research. Revenue from sales of our display panels for mobile and other applications were ~~W~~7,900 billion, or 26.4% of our total revenue, in 2021, ~~W~~8,146 billion, or 30.9% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022 and ~~W~~9,070 billion (US$7,026 million), or 42.5% of our total revenue, in 2023. In 2023, sales of panels for smartphones constituted a majority in terms of both sales revenue and sales volume in the mobile and other applications category. In recent years, we have increased the proportion of OLED panels (including plastic OLED panels) for mobile and other applications that command relatively higher prices in our product mix.

Some of the panels we produce for industrial products, such as medical diagnostic equipment and automotive products, are highly specialized niche products manufactured and designed to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our display panels for mobile and other applications by assessing various business opportunities as they arise. In recent years, we have been focusing on developing and manufacturing large-sized OLED automotive display panels in light of the rapid growth of the electric vehicle market and the development of autonomous driving technology.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end‑brand customers together accounted for a significant majority of our sales in each of 2021, 2022 and 2023. Of our top ten end-brand customers, two of them each accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 20%, 18% and 16% of our sales in 2021, 2022 and 2023, respectively.

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

The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers. The figures below reflect orders from our end-brand customers, their system integrators and our formerly affiliated trading company, LX International, and its subsidiaries:

	Year ended December 31,
	2021			2022(4)			2023
	Sales		%	Sales		%	Sales		Sales (3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	₩	632	2.1%	₩	678	2.6%	₩	634	US$	491	3.0%
China		19,867	66.5		17,434	66.1		14,704		11,390	68.9%
Asia (excluding China) (1)		3,256	10.9		2,797	10.6		2,398		1,858	11.3%
Americas (2)		3,263	10.9		3,079	11.7		2,080		1,611	9.7%
Europe (excluding Poland)		1,160	3.9		989	3.7		614		476	2.9%
Poland		1,700	5.7		1,388	5.3		901		698	4.2%
Total (3)	₩	29,878	100.0%	₩	26,365	100.0%	₩	21,331	US$	16,523	100.0%

(1)
Includes Oceania, Africa and the Middle East.
(2)
Includes North and South America.
(3)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,290.97 to US$1.00, the noon buying rate in effect on December 31, 2023 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(4)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.

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

While a majority of our sales in 2023 were generated from products that are not subject to binding supply contracts with our customers, we have been actively seeking, and plan to continue, to increase the proportion of our products that are manufactured pursuant to binding order-based projects as part of our efforts to better manage our inventory levels, enhance profitability and reduce volatility in our production levels. For such binding order-based projects, which typically have durations of a year or longer, we and our end-brand customers generally agree on the volume, price and delivery terms in advance, in each case subject to any future adjustments as may be contemplated under the terms of each contract, for the development and production of our display products on a product-by-product basis. By entering into such binding order-based projects, we are able to mitigate our exposure to the risk of market price fluctuations of our display products. In addition, we have in place relatively longer-term non-binding supply and purchase agreements with certain major end-brand customers, whereby we and our end-brand customers agree on general volume parameters and, in some cases, product specifications and delivery terms. These agreements serve as an indication of the size and key components of a customer’s order, and neither party is committed to supply or purchase any products until a firm purchase order is issued.

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

Competition

The display panel industry is highly competitive. Due to the capital intensive nature of the display panel industry and the high production volumes required to achieve economies of scale, the international market for display devices is characterized by significant barriers to entry, but the competition among the relatively small number of major producers is intense. In the case of TFT-LCD panel manufacturers, currently almost all of them are located in Asia, and we compete principally with manufacturers from Korea, Taiwan, China and Japan. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Asia, particularly in China. The market share of Chinese manufacturers in the global TFT-LCD display market has significantly increased in recent years primarily due to their large investments in production facilities and production of large volumes of lower-priced panels with the support of the Chinese government as part of its efforts to encourage Chinese consumers to purchase domestically manufactured products. Chinese display panel manufacturers have also been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, announced in November 2023 that it plans to make significant new investments to build a new OLED production line in Chengdu, China. Moreover, Samsung Display, which is one of our primary competitors based in Korea, announced in April 2023 its plans to make significant capital investments in a new OLED manufacturing facility in Asan, Korea. Increased production capacity resulting from such investments as well as additional investments by our competitors in China and elsewhere may result in further intensified competition.

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

•
Samsung Display in Korea;
•
Innolux, AU Optronics and Hannstar in Taiwan;
•
Japan Display and Sharp in Japan; and
•
BOE, China Star Optoelectronics Technology and HKC in China.

According to OMDIA, in 2023, Korean display panel manufacturers had a market share of 18% of the 9-inch or larger display panel market based on revenue, Chinese manufacturers had 59%, Taiwanese manufacturers had 19% and Japanese manufacturers had 5%. Our market share of the 9-inch or larger panel market based on revenue was approximately 15%. Also according to the same source, in 2023, Korean display panel manufacturers had a market share of 51% of the smaller than 9-inch display panel market based on revenue, Chinese manufacturers had 34%, Taiwanese manufacturers had 7% and Japanese manufacturers had 8%. Our market share of the smaller than 9-inch display panel market based on revenue was approximately 14%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for approximately 60%, 59% and 55% of our cost of sales in 2021, 2022 and 2023, respectively. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company in which we own a 40% equity interest, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2023 was purchased from Korean vendors on an invoiced basis.

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.3 trillion in the aggregate, and for our panel fabrication facilities located in Guangzhou, China for up to CNY 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately ~~W~~0.6 trillion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

As a member of the World Display device Industry Cooperation Committee, or WDICC, a display industry organization focusing on environmental issues, we have voluntarily agreed to reduce emission of greenhouse gases, such as nitrogen trifluoride, or NF3, sulfur hexafluoride, or SF6, and carbon tetrafluoride, or CF4, gases, by developing and adopting cost-effective abatement technologies and systems and increasing the number of abatement systems installed in our facilities. We installed NF3 abatement systems at all of our production lines when the production facilities were being constructed. In addition, we have installed SF6 and CF4 abatement systems, and developed and applied processes that utilize substitute gases with lower global warming potential than SF6, in each of our facilities in Gumi and Paju, Korea. In addition, starting in 2021, we have begun to use electricity generated from eco-friendly sources such as solar power, wind power and hydropower instead of fossil fuels to satisfy our electricity needs in part and plan to further expand our reliance on renewable energy in the future.

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect in July 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams. For the more efficient operation of our waste water treatment equipment, we have also entered into an agreement with Techcross Environmental Services Inc. for the operation of our water treatment system.

We also operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances, which categories represent substances subject to voluntary reduction or under observation for future action. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

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

As part of our efforts to establish and operate environmental-friendly energy management systems at our domestic and overseas fabrication facilities and production plants, we have received the International Organization for Standardization (“ISO”) 14001 (environmental management system) and ISO 50001 (energy management system) certifications for all of our domestic and overseas production sites. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation, and our overseas subsidiary in Nanjing earned Platinum ZWTL validation in 2022. Also, in 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rates.

In addition, we are continually pursuing ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognitions for our eco-friendly management and share relevant information with our stakeholders.

In 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology, which reduces carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency based in Germany, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and plastic OLED mobile display products. In 2022, we became the first company in the industry to receive the SGS Eco Label accreditation for our automotive display products utilizing plastic OLED and low-temperature polycrystalline silicon LCD, in recognition for the reduction of their power consumption by increasing the luminous efficiency of their organic elements, improving their liquid crystal transmittance rates, and minimizing hazardous substances. We also obtained the SGS performance accreditation for our IT display products applying antibacterial films. In 2023, we received the SGS Eco Label accreditation for our high-end LCD display panels for certain IT products (27 inches or smaller in size) applying recycled materials for the first time and was the first in the industry to receive such accreditation for our 30-inch and 55-inch transparent display products applying hazardous substance reduction technology. We also received the SGS Performance Mark accreditation for our commercial display products applying energy consumption reduction technology and for our high-end IT display products (27 inches or smaller in size) for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance. In addition, we received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, for our high-end IT display products (27-inch or smaller in size) for achieving reduction of carbon emission through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving reduction of carbon emission through the application of light-control film integration technology.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, establishing LG Display (China) Co., Ltd., which owns and operates our CA fabrication facility in Guangzhou, China. See “Item 4.D. Property, Plants and Equipment — Current Facilities.” We acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth owns a 20.0% and 10.0% equity interest in LG Display (China), respectively. In addition, in July 2018, we established and acquired a 69% ownership interest in a joint venture with the government of Guangzhou, LG Display High-Tech (China) Co., Ltd., to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently own a 70% equity interest in LG Display High-Tech (China) and have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2023, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2023:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Capital Stock (in millions of the applicable currency)		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	TWD	116	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	US$	411	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999		¥95	100%	100%
LG Display Germany GmbH	Sales	Germany	October 1999		€1	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	CNY	3,020	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	CNY	4	100%	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	June 2006	CNY	1,655	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	July 2007	CNY	4	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	November 2008	US$	1	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	March 2010	CNY	1,008	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	December 2009	CNY	116	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	₩	800	100%	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	December 2012	CNY	8,232	70%	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	US$	9	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	US$	138	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	CNY	1	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	May 2016	US$	600	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	CNY	637	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	May 2018	US$	75	100%	100%
LG Display High-Tech (China) Co., Ltd	Manufacturing and sales	China	July 2018	CNY	15,600	70%	70%

N.B. See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2023.

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our current fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement	Location	Gross Floor Area (in square meters)		Primary Types of Panels Produced
Korea
P62 (2)	6	April 2009	Gumi, Korea	—		TFT-LCD for notebook computer and desktop monitor
AP3	6	February 2014	Gumi, Korea	288,634		Plastic OLED for mobile and other applications
P8 (3)	8	March 2009	Paju, Korea	506,895		TFT-LCD for television, desktop monitor and notebook computer
OP1 (4)	8	January 2013	Paju, Korea	See P8 above		OLED for television
P9 (5)	8	June 2012	Paju, Korea	534,545		TFT-LCD for desktop monitor, notebook computer and tablet computer
AP4 (6)	6	July 2019	Paju, Korea	See P9 above		Plastic OLED for mobile and other applications
AP5	6	February 2024 (7)	Paju, Korea	914,344	(8)	Glass OLED and plastic OLED for desktop monitor, notebook computer, tablet computer and other applications
Overseas
CA (9)	8	September 2014	Guangzhou, China	244,592		TFT-LCD for television and desktop monitor
CO	8	July 2020	Guangzhou, China	426,139		OLED for television

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
1,100 x 1,300
1,200 x 1,300

(2)
We ceased production at, and closed, the P62 fabrication facility in June 2023.
(3)
Gross floor area of P8 fabrication facility includes the gross floor area of OP1 fabrication facility, which is located in the same complex.
(4)
The gross floor area of this fabrication facility is included within the P8 fabrication facility.
(5)
Gross floor area of P9 fabrication facility includes the gross floor area of AP4 fabrication facility, which is located in the same complex.
(6)
The gross floor area of this fabrication facility is included within the P9 fabrication facility.
(7)
Based on the construction completion date.
(8)
Represents the gross floor area for the overall P10 fabrication facility (in which AP5 facility is located), which is currently not yet completed.
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

Capital Expenditures

In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion mainly in new large-sized and plastic OLED production lines in Paju, Korea. In July 2019, we announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-sized OLED production lines. Certain of such investments have already been completed with respect to plastic OLED panels and we commenced mass production of such panels in July 2019. However, our scheduled investments in large-sized OLED panels pursuant to the July 2017 and July 2019 announcements have been extended until the first quarter of 2028 due in part to increased uncertainties in the global economic environment. We are in the process of developing and assessing the specifics of such planned investments, including the timing. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized panels at such facility. In response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We have invested approximately ~~W~~7 trillion in capital expenditures for the joint venture as of December 31, 2023 and commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We currently expect that, in 2024, our total cash outflows for capital expenditures will be lower compared to 2023 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A. UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A. Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has been undergoing a transition from TFT-LCD panels to alternative display panels based on new technologies, primarily OLED panels. While TFT-LCD panels are still predominant in the display industry, OLED technology is widely seen in the display industry as the successor technology to TFT-LCD technology and is gaining wider market acceptance for use in display panels. With respect to the TFT-LCD industry, sales volume decreased from 2,706 million units in 2012 to 2,456 million units in 2023, and market revenue decreased from US$92 billion to US$73 billion during the same period according to OMDIA. With respect to the OLED industry, sales volume significantly increased from 188 million units in 2012 to 790 million units in 2023, and market revenue also significantly increased from US$7 billion to US$42 billion during the same period, also according to OMDIA.

Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for approximately 89% of industry revenue from global sales of OLED panels in 2023. However, as of the end of 2023, the OLED market was relatively small compared to the TFT-LCD market. We believe, however, that the market is changing rapidly as a growing array of OLED panels for various applications and sizes have been, and continue to be, introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. We first commenced mass production of OLED panels for televisions in 2014 and plastic OLED panels for mobile and other applications in 2017. In July 2019, we commenced mass production of plastic OLED panels for mobile and other applications at our AP4 fabrication facility, and in July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024, and have subsequently commenced mass production of medium-sized panels at such facility.

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

According to OMDIA, the display industry for panels that are nine inches or larger contracted in 2023 compared to 2022, with total market revenue decreasing from US$66 billion in 2022 to US$61 billion in 2023. The average selling price of those panels increased during the same period by approximately 3% from approximately US$74 in 2022 to US$76 in 2023. Also, according to OMDIA, the display industry for panels that are nine inches or smaller contracted in 2023 compared to 2022, with total market revenue decreasing from US$56 billion in 2022 to US$55 billion in 2023. The average selling price of those panels decreased during the same period by approximately 5% from approximately US$25 in 2022 to US$20 in 2023.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging, high-end product categories. As part of our strategy, we have been proceeding with the construction of new fabrication facilities and additional investments to upgrade and convert existing facilities and production lines to produce differentiated specialty display panels based on OLED technology that command higher premiums. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated significant resources to the development and production of specialized OLED panels for television and public displays (such as our next-generation “META” display panels (which apply advanced technologies to offer brighter and more stable images)), “CSO (Cinematic Sound OLED)” sound integrated panels, rollable OLED display panels, transparent OLED display panels as well as OLED display panels for gaming monitors), display panels utilizing Ultra HD technology, low power consumption and AH-IPS technology for various IT products and televisions and plastic OLED technology for smartphones, automotive products and wearable devices. In particular, we are deploying greater resources into small- and medium-sized plastic OLED panels for various applications in order to expand our market presence, and into large-sized OLED television panels in order to maintain our early competitive edge in such market.

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

The overall prospects for the global economy and, in turn, the market conditions for the display panel industry, remain uncertain. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have materially and adversely affected the global economy and financial markets. Such uncertainties have been, and continue to be, exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), Russia’s invasion of Ukraine and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including escalating hostilities in the Middle East following the Israel-Hamas war. See “Item 3.D. Risk Factors—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability” and “Item 3.D. Risk Factors—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” While demand for certain types of our products, particularly display panels for IT products, increased in 2020 and 2021 partly as a result of increased levels of working remotely, online schooling and social distancing caused by COVID-19, overall demand for display panel products have generally decreased since the second half of 2021 due in part to a general decrease in consumer consumption levels in light of rising inflation and interest rates and the continued economic volatility and uncertainty globally as described above. We cannot provide any assurance that an increase in demand for our products will recur or be sustained in future periods or that demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

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

	Primary Input	Year-end Input Capacity (1)
Facility	Substrates Size (in millimeters)	2021	2022	2023
		(in thousands of input substrates per month)
AP3	1,500 x 1,850	17	29	29
AP4	1,500 x 1,850	31	28	45
OP1	2,200 x 2,500	86	70	39
P5(2)	1,100 x 1,250	45	N/A(5)	N/A(5)
P62(3)	1,500 x 1,850	44	40	N/A(5)
P7(4)	1,950 x 2,250	150	155(6)	N/A(5)
P8	2,200 x 2,500	124	126	102
P9	2,200 x 2,500	81	71	70
CA	2,200 x 2,500	211	199	114
CO	2,200 x 2,500	89	90	65

(1)
Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)
We ceased production at, and closed, the P5 fabrication facility in June 2022.
(3)
We ceased production at, and closed, the P62 fabrication facility in June 2023.
(4)
We ceased production at, and closed, the P7 fabrication facility in December 2022.
(5)
N/A means not applicable.
(6)
Includes input capacity prior to the closure of the P7 fabrication facility in December 2022.

Our cash outflows for capital expenditures amounted to ~~W~~3,141 billion in 2021, ~~W~~5,079 billion in 2022 and ~~W~~3,483 billion (US$2,698 million) in 2023. Such capital expenditures related mainly to our continued investments in production facilities for medium-sized and plastic OLED panels in 2023 and 2022 and continued investments in our CO fabrication facility in 2021. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue increased from 13.3% in 2021 to 15.2% in 2022 and to 17.0% in 2023. Such increase in 2023 compared to 2022 was a result of a relatively larger decrease in our revenue compared to the decrease in our depreciation expense. We currently expect that, in 2024, our total capital expenditures on a cash out basis will be lower compared to 2023 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

We also continue to make various process improvements at our fabrication facilities, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from four to three with respect to certain models, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabrication facilities without significant capital investment, thus enabling us to reduce fixed costs on a per panel basis. In addition, in commencing mass production of large-sized OLED products, we have made modifications to certain of our existing TFT-LCD production lines to convert them into OLED panel production lines. Because our large-sized OLED panels employ oxide TFT backplane technology, which can be produced using manufacturing processes similar to the processes used to manufacture TFT-LCD panels, relatively little modification has been necessary, thereby reducing the costs of additional investments needed for the conversion of our production lines. The size of our OLED manufacturing operations has also expanded considerably in recent years, enabling us to benefit from economies of scale.

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

Our cost reduction efforts in recent years also include our decision to substantially reduce the production of TFT-LCD panels in Korea and China in light of the continued overcapacity in the global TFT-LCD market and further capital investments by other suppliers, particularly from China. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other applications) in June 2022, our P7 fabrication facility (where we had produced TFT-LCD panels for televisions) in December 2022, and our P62 fabrication facility (where we had produced TFT-LCD panels for notebook computers and desktop monitors) in June 2023,in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Moreover, we are currently considering a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and the current oversupply in the TFT-LCD television display panel market. In addition, we commenced a voluntary retirement program in December 2023 with respect to our manufacturing personnel in Korea in order to optimize the size of our workforce in connection with the reduced production of TFT-LCD panels as described above.

As a result of the above factors, we had historically been able to reduce our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped. However, our cost of sales per square meter of net display area increased by 36.8% in 2023 compared to 2022 mainly due to an increase in our product mix of the proportion of OLED panels, which require more expensive raw materials and are generally more costly to manufacture than TFT-LCD panels, as we significantly reduced our production level of TFT-LCD panels as described above, as well as the continued overall depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our purchases of raw materials and components are denominated, during 2023. Our cost of sales per square meter of net display area increased by 13.6% in 2022 compared to 2021, mainly due to the overall depreciation of the Korean Won against the U.S. dollar during 2022, as well as an overall increase in the market prices of key raw materials and components, which in turn were partly attributable to a global supply shortage of semiconductors during parts of 2022.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward differentiated specialty products based on newer technologies, including OLED technology, especially in the display panel markets for Ultra HD televisions, ultra-thin notebooks, tablet computers and mobile and other applications. In response to such market trends, we have increased our production capacity and sales of OLED panels, which accounted for 48% of our revenues in 2023, and have also developed and commercialized differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our television panels equipped with OLED technology increased between 2021 and 2023, and we have introduced various new products utilizing our differentiated technologies and features, such as Ultra HD and our next-generation “META” technologies, in recent years. In addition, with respect to our IT products, we have expanded our product portfolio to offer desktop panels with Full HD resolution in a variety of screen aspect ratios and additional features such as borderless bezels and curved displays, and display panels for gaming monitors with high resolutions, rapid response times and fast refresh rates. In recent years, we have also introduced and expanded our product offerings of panels for tablet computers utilizing AH-IPS technology with increasingly higher resolution and other features, and panels for smartphones, automotive products and wearable devices utilizing plastic OLED technology.

As part of our continued efforts to increase the proportion of higher-value OLED panels in our product mix, we have been reducing the production level of less profitable types of TFT-LCD panels in recent years, by reducing our TFT-LCD production capacity in China as well as closing some of our fabrication facilities (where we had produced TFT-LCD panels) in Korea, as described above.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2021			2022(1)			2023
	Sales		%	Sales		%	Sales		Sales (2)%
	(in billions of Won and millions of US$, except for percentages)
Panels for:
Televisions	₩	9,466	31.7%	₩	6,975	26.4%	₩	4,331	US$	3,355	20.3%
IT Products(3)		12,459	41.7		11,198	42.5		7,853		6,083	36.8
Mobile and other applications (4)		7,900	26.4		8,146	30.9		9,070		7,026	42.5
Sales of goods	₩	29,825	99.8%	₩	26,319	99.8%	₩	21,254	US$	16,464	99.6%
Royalties and others		53	0.2		46	0.2		77		59	0.4
Revenue	₩	29,878	100.0%	₩	26,365	100.0%	₩	21,331	US$	16,523	100.0%

(1)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.
(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,290.97 to US$1.00, the noon buying rate in effect on December 31, 2023 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(3)
Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2021		2022		2023
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	30,214	12.0%	29,305	13.3%	13,932	7.2%
IT Products(1)	107,943	43.0	87,376	39.8	78,176	40.2
Mobile and other applications (2)	112,758	45.0	103,115	46.9	102,269	52.6
Total	250,915	100.0%	219,796	100.0%	194,377	100.0%

(1)
Comprises notebook computers, desktop monitors and tablet computers.
(2)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 0.8% to ~~W~~120 thousand in 2022 from ~~W~~119 thousand in 2021, but decreased by 9.2% to ~~W~~109 thousand (US$84) in 2023. In 2022 compared to 2021, our average selling price increased slightly due to an increase in the average selling price for IT products and mobile and other applications, which in turn was mainly attributable to our continued strategic focus to increase the proportion of higher-end and differentiated products in our product mix as well as the overall depreciation of the Korean won against the U.S. dollar during 2022, in which substantially all of our sales are denominated, partly offset by downward pricing pressure for display panels resulting from a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. Such increase in the average selling price for IT products and mobile and other applications was partially offset by a significant decrease in the average selling price for television products, which in turn was also mainly due to downward pricing pressure resulting from a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. In 2023 compared to 2022, our average selling price decreased primarily due to an increase in the proportion of panels for mobile and other applications (which are typically smaller in size, and are generally sold at a lower price per panel, compared to panels for televisions and IT products) in our product mix, as well as a decrease in the average selling price for IT products, which in turn was mainly attributable to downward pricing pressure for display panels resulting from a general decrease in consumer consumption levels due to rising inflation and interest rates and the continued economic volatility and uncertainty globally. The impact of such changes was partially offset by a significant increase in the average selling price for television products and, to a lesser extent, an increase in the average selling price for mobile and other applications, which in turn was mainly attributable to an increase in the proportion of OLED television panels and plastic OLED panels for mobile and other applications, which generally have higher selling prices, in our product mix.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (1)
	Year ended December 31,
	2021		2022(2)		2023
	(in thousands, except for US$)
Televisions	₩	313	₩	238	₩	311	US$	241
IT Products(3)		115		128		100		77
Mobile and other applications (4)		70		79		89		69
All panels		119		120		109		84

(1)
Average selling price for each market represents revenue per market divided by unit sales per market.
(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,290.97 to US$1.00, the noon buying rate in effect on December 31, 2023 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(3)
Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems, automotive displays, portable navigation devices and medical diagnostic equipment.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 2.4% from ~~W~~849 thousand in 2021 to ~~W~~829 thousand in 2022. In 2023, our average revenue per square meter of net display area shipped increased by 33.1% to ~~W~~1,103 thousand (US$855).

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3(a) of the notes to our financial statements.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2021		%	2022(1)			%	2023		2023		%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	₩	29,878	100.0%	₩	26,365	(2)	100.0%	₩	21,331	US$	16,523	100.0%
Cost of sales		(24,573)	82.2		(25,028)		94.9		(20,986)		(16,256)	98.4
Gross profit		5,305	17.8		1,124		4.3		345		267	1.6
Selling expenses		(933)	3.1		(896)		3.4		(576)		(446)	2.7
Administrative expenses		(919)	3.1		(931)		3.5		(900)		(697)	4.2
Research and development expenses		(1,222)	4.1		(1,382)		5.2		(1,380)		(1,069)	6.5
Other income		1,252	4.2		3,186		12.1		1,472		1,140	6.9
Other expenses		(1,281)	4.3		(4,446)		16.9		(1,786)		(1,383)	8.4
Finance income		426	1.4		873		3.3		1,122		869	5.3
Finance costs		(917)	3.1		(966)		3.7		(1,635)		(1,266)	7.7
Equity in income of equity accounted investees, net		8	0.0		5		0.0		(3)		(2)	0.0
Profit (loss) before income tax		1,719	5.8		(3,433)		(13.0)		(3,339)		(2,586)	(15.7)
Income tax benefit (expense)		(385)	(1.3)		238		0.9		763		591	3.6
Profit (loss) for the year		1,334	4.5		(3,195)		(12.1)		(2,577)		(1,996)	(12.1)

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,290.97 to US$1.00, the noon buying rate in effect on December 31, 2023 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.

Comparison of 2023 to 2022

Revenue

Our revenue decreased by 19.1% from ~~W~~26,365 billion in 2022 to ~~W~~21,331 billion (US$16,523 million) in 2023. The decrease in revenue resulted from decreases in revenue derived from sales of panels for IT products and televisions, which were in turn mainly due to decreases in both the average selling price and the numbers of panels sold for IT products and panels sold for televisions, offset in part by an increase in revenue derived from sales of panels for mobile and other applications.

Revenue attributable to sales of panels for IT products decreased by 29.9% from ~~W~~11,198 billion in 2022 to ~~W~~7,853 billion (US$6,083 million) in 2023, resulting from a decrease in the average selling price of panels in this category in 2023 compared to 2022, accompanied by a decrease in the number of units sold of panels in this category in 2023 compared to 2022. The average selling price of panels in this category decreased by 21.9% from ~~W~~128 thousand in 2022 to ~~W~~100 thousand (US$77) in 2023, and the total unit sales of panels for IT products decreased by 10.5% from 87.4 million panels in 2022 to 78.2 million panels in 2023. The decrease in the average selling price of our panels for IT products was mainly attributable to downward pricing pressure resulting from a prolonged general decrease in consumer consumption levels due in part to rising inflation and interest rates and the continued economic volatility and uncertainty globally, which more than offset the positive effects of the overall depreciation of the Korean won against the U.S. dollar on the average selling price of such products during 2023. The decrease in the sales volume of panels for IT products primarily reflected the tapering of the temporary surge in demand for such products caused by the COVID-19 pandemic, while at the same time such products purchased during the peak of the pandemic had not reached their replacement cycles, as well as a continued decrease in market demand for IT products due in part to a general decrease in consumer consumption levels as described above.

Revenue attributable to sales of panels for televisions decreased by 37.9% from ~~W~~6,975 billion in 2022 to ~~W~~4,331 billion (US$3,355 million) in 2023, resulting from a significant decrease in the number of units sold of panels in this category in 2023 compared to 2022, which was partially offset by a significant increase in the average selling price of panels in this category in 2023 compared to 2022. The total unit sales of panels for televisions decreased by 52.6% from 29.3 million panels in 2022 to 13.9 million panels in 2023, whereas the average selling price of panels in this category increased by 30.7% from ~~W~~238 thousand in 2022 to ~~W~~311 thousand (US$241) in 2023. The decrease in the sales volume of panels for televisions was mainly attributable to a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix, as well as a continued decrease in market demand for televisions due in part to a prolonged general decrease in consumer consumption levels due in part to rising inflation and interest rates and the continued economic volatility and uncertainty globally, especially in Europe. The increase in the average selling price of television panels was mainly due to an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix, as well as the depreciation of the Korean Won against the U.S. dollar during 2023.

Revenue attributable to sales of panels for mobile and other applications increased by 11.3% from ~~W~~8,146 billion in 2022 to ~~W~~9,070 billion (US$7,026 million) in 2023, resulting from an increase in the average selling price of panels in this category in 2023 compared to 2022, partially offset by a slight decrease in the number of units sold of panels in this category in 2023 compared to 2022. The average selling price of panels in this category increased by 12.7% from ~~W~~79 thousand in 2022 to ~~W~~89 thousand (US$69) in 2023, whereas the total unit sales of panels for mobile and other applications decreased slightly by 0.8% from 103.1 million in 2022 to 102.3 million in 2023. The increase in the average selling price of panels in this category was mainly due to the depreciation of the Korean Won against the U.S. dollar during 2023 and the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-value OLED panels for high-end smartphones and automotive products, in our product mix for panels in this category. The decrease in the sales volume of panels for mobile and other applications was attributable to a decrease in market demand for other applications due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and the continued economic volatility and uncertainty globally, as well as our continued strategic focus to increase the proportion of higher-end OLED products and reduce the production output of lower-end TFT-LCD products.

In addition, our revenue attributable to royalty and others increased by 67.4% from ~~W~~46 billion in 2022 to ~~W~~77 billion (US$60 million) in 2023. The increase was due to a 76.5% increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from ~~W~~34 billion in 2022 to ~~W~~60 billion (US$46 million) in 2023 and a 33.3% increase in royalty from ~~W~~12 billion in 2022 to ~~W~~16 billion (US$13 million) in 2023.

Cost of Sales

Cost of sales decreased by 16.1% from ~~W~~25,028 billion in 2022 to ~~W~~20,986 billion (US$16,256 million) in 2023. The decrease in our cost of sales in 2023 compared to 2022 was attributable primarily to a decrease in raw materials and component costs mainly related to selling fewer panel units overall in 2023 compared to 2022, partially offset by an increase in the proportion of products with differentiated specialty features and newer technologies that require higher-cost raw materials and components in our product mix. In addition, a decrease in overhead costs, resulting mainly from the termination of our production of TFT-LCD panels at certain of our manufacturing facilities in Korea, as well as a decrease in depreciation costs, resulting mainly from the one-time effect of the impairment losses we incurred in 2022 on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business, which we newly distinguished as a separate cash-generating unit (“CGU”) from our existing Display CGU in 2022, contributed to the decrease in cost of sales in 2023 compared to 2022. Such decreases were offset in part by an increase in the value of our inventories due in part to the strengthening of the U.S. dollar, in which 89.6% of our raw materials and component part purchases were denominated in 2023, against the Korean Won in 2023 as a whole, compared to 2022 as a whole.

As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 59.0%, 11.1%, 13.5%, 15.2% and 1.2%, respectively, in 2022 and 55.1%, 12.0%, 13.8%, 16.2% and 2.9%, respectively, in 2023.

As a percentage of revenue, cost of sales increased from 94.9% in 2022 to 98.4% in 2023. The increase in our cost of sales as a percentage of revenue in 2023 compared to 2022 was attributable mainly to an increased share of high-end products in our product mix during the same period as well as the continued increase in downward pricing pressure in the global display panel industry and weaker overall market demand for display panels.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 36.8% from ~~W~~794 thousand in 2022 to ~~W~~1,086 thousand (US$841) in 2023. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 5.2% from ~~W~~114 thousand in 2022 to ~~W~~108 thousand (US$84) in 2023. Such changes were due mainly to decreases in the proportion of our large-sized television and IT panels, which generally have higher cost of sales per panel, but lower cost of sales per square meter of net display area, relative to our small- and medium-sized panels primarily in the mobile and others product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 69.3% from ~~W~~1,124 billion in 2022 to ~~W~~345 billion (US$267 million) in 2023, and our gross margin decreased from 4.3% in 2022 to 1.6% in 2023. Such decrease was primarily due to the overall decrease in the average selling prices of our panels mainly reflecting increased downward pricing pressure affecting the global display panel industry due in part to a general decrease in consumer consumption levels as described above, which outpaced the decrease in the cost of sales per panel sold in 2023 compared to 2022.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 19.2% from ~~W~~1,827 billion in 2022 to ~~W~~1,476 billion (US$1,143 million) in 2023. As a percentage of revenue, our selling and administrative expenses remained stable at 6.9% in each of 2022 and 2023. The decrease in selling and administrative expenses in 2023 compared to 2022 was attributable primarily to a decrease in warranty expenses, resulting primarily from a reduction in defects in our products equipped with newer technologies (including OLED) during such period and a general decrease in our overall sales volume in 2023 compared to 2022, and a decrease in shipping costs, resulting mainly from a decrease in our overall shipment volume (especially the volume of large-sized product shipments) in 2023 compared to 2022 as well as a decrease in international freight rates following the easing of the COVID-19 pandemic.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2023:

	Year ended December 31,
	2022		2023
	(in billions of Won)
Salaries	₩	355	₩	373
Expenses related to defined benefit plan		27		25
Other employee benefits		91		87
Shipping		214		92
Fees and commissions		272		253
Depreciation		264		265
Taxes and dues		70		66
Advertising		108		76
Warranty		251		102
Insurance		15		14
Travel		18		18
Training		15		10
Others		127		95
Total	₩	1,827	₩	1,476

Research and Development Expenses

Research and development expenses decreased slightly by 0.1% from ~~W~~1,382 billion in 2022 to ~~W~~1,380 billion (US$1,069 million) in 2023. As a percentage of revenue, our research and development expenses increased from 5.2% in 2022 to 6.5% in 2023. The research and development expenses in 2023 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gain, and other expenses include primarily foreign currency loss, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense decreased significantly from ~~W~~1,260 billion in 2022 to ~~W~~314 billion (US$243 million) in 2023. Such decrease was primarily due to a significant decrease in net impairment loss on property, plant and equipment from ~~W~~1,257 billion in 2022 to ~~W~~60 billion (US$47 million) in 2023, as well as a decrease in net impairment loss on intangible assets from ~~W~~134 billion in 2022 to ~~W~~55 billion (US$42 million) in 2023. Such significant decreases in impairment losses on property, plant and equipment and on intangible assets in 2023 were primarily attributable to the one-time effect of the impairment losses we incurred in 2022 on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business, which we newly distinguished as a separate CGU from our existing Display CGU in 2022 following our decision to terminate our TFT-LCD television display panel manufacturing operations in Korea and the resulting reorganization of the related businesses. See Note 10(d) of the notes to our financial statements for a further discussion of our assessment of impairment with respect to our large-sized OLED display panel business. Such decreases were partially offset by a net foreign currency loss of ~~W~~118 billion (US$92 million) in 2023 compared to a net foreign currency gain of ~~W~~142 billion in 2022, reflecting higher exchange rate volatility in 2023 compared to 2022.

Finance Income (Costs), Net

Our total net finance costs increased significantly from ~~W~~93 billion in 2022 to ~~W~~512 billion (US$397 million) in 2023. Such increase was mainly attributable to a 74.2% increase in interest expense from ~~W~~415 billion in 2022 to ~~W~~723 billion (US$560 million) in 2023, which was mainly due to increases in market interest rates as well as the average amount of our long-term borrowings outstanding in 2023 compared to 2022, as well as net loss on valuation of derivatives of ~~W~~76 billion (US$59 million) in 2023 compared to net gain in valuation of derivatives of ~~W~~128 billion in 2022, as a result of an overall depreciation of the Korean Won against the U.S. dollar and higher exchange rate volatility in 2023 compared to 2022. Against such fluctuations, we recognized net foreign currency gain of ~~W~~48 billion (US$37 million) in 2023 compared to net foreign currency loss of ~~W~~132 billion in 2022, as well as net gain on transaction of derivatives of ~~W~~49 billion in 2022 and ~~W~~179 billion (US$138 million) in 2023.

Income Tax Expense (Benefit)

Our income tax benefit increased significantly from ~~W~~238 billion in 2022 to ~~W~~763 billion (US$591 million) in 2023, resulting from a significant increase in deferred tax benefit, which was partially offset by an increase in current tax expense in 2023 compared to 2022. Our deferred tax benefit increased by 148.1% from ~~W~~385 billion in 2022 to ~~W~~955 billion (US$740 million) in 2023, whereas our current tax expense increased by 31.3% from ~~W~~147 billion in 2022 to ~~W~~193 billion (US$149 million) in 2023, as we recorded loss before income tax of ~~W~~3,339 billion (US$2,586 million) in 2023 compared to loss before income tax of ~~W~~3,433 billion in 2022. Furthermore, we recognized a change in unrecognized deferred tax assets of ~~W~~458 billion in 2022, due mainly to applicable amendments to Korean tax laws and changes in our estimates of future taxable income, and ~~W~~157 billion (US$122 million) in 2023, primarily reflecting changes in our estimates of future taxable income. The impact of changes in our estimates of future taxable income on changes in unrecognized deferred tax assets was mainly related to tax credit carry forwards in both 2022 and 2023. Our effective tax rates were not calculated in 2022 and 2023 due to the loss before income tax we recorded in such years. See Notes 23 and 24 of the notes to our financial statements.

Profit (Loss) for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a loss for the year of ~~W~~3,195 billion in 2022 and a loss of ~~W~~2,577 billion (US$1,996 million) in 2023. Our loss for the year as a percentage of revenue was (12.1)% in 2022 and loss for the year as a percentage of revenue was (12.1)% in 2023.

Comparison of 2022 to 2021

Revenue

Our revenue decreased by 11.8% from ~~W~~29,878 billion in 2021 to ~~W~~26,365 billion in 2022. The decrease in revenue primarily resulted from decreases in revenue derived from sales of panels for televisions and IT products, which were in turn mainly due to a decrease in the number of those panels sold for IT products and a decrease in the average selling prices of panels for televisions, offset in part by an increase in revenue derived from sales of panels for mobile and other applications.

Revenue attributable to sales of panels for televisions decreased by 26.3% from ~~W~~9,466 billion in 2021 to ~~W~~6,975 billion in 2022, resulting from a significant decrease in the average selling price of panels in this category in 2022 compared to 2021, accompanied by a small decrease in the number of units sold of panels in this category in 2022 compared to 2021. The average selling price of panels for televisions decreased by 24.0% from ~~W~~313 thousand in 2021 to ~~W~~238 thousand in 2022, and the total unit sales of panels in this category decreased by 3.0% from 30.2 million panels in 2021 to 29.3 million panels in 2022. The decrease in the average selling price of television panels was mainly due to downward pricing pressure resulting from a decrease in market demand for both TFT-LCD and OLED televisions due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally, which more than offset the positive effects of the depreciation of the Korean won against the U.S. dollar on average selling price during 2022. The negative effects of such factors were partially offset by an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix. The decrease in the sales volume of panels for televisions reflected a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix, as well as a decrease in market demand for both TFT-LCD and OLED televisions as described above.

Revenue attributable to sales of panels for IT products decreased by 10.1% from ~~W~~12,459 billion in 2021 to ~~W~~11,198 billion in 2022, resulting from a significant decrease in the number of units sold of panels in this category in 2022 compared to 2021, partially offset by an increase in the average selling price of panels in this category in 2022 compared to 2021. The total unit sales of panels for IT products decreased by 19.0% from 107.9 million panels in 2021 to 87.4 million panels in 2022, while the average selling price of panels in this category increased by 11.3% from ~~W~~115 thousand in 2021 to ~~W~~128 thousand in 2022. The decrease in the sales volume of panels for IT products primarily reflected a decrease in market demand for IT products due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. The increase in the average selling price of our panels for IT products was mainly attributable to the depreciation of the Korean Won against the U.S. dollar during 2022, the continued increase in the proportion of panels with differentiated specialty features that command higher selling prices in our product mix for panels for IT products, reflecting the continued solidification of our position in the high-end IT product market as well as the further strengthening of our collaboration with our end-brand customers.

Revenue attributable to sales of panels for mobile and other applications increased by 3.1% from ~~W~~7,900 billion in 2021 to ~~W~~8,146 billion in 2022, resulting from an increase in the average selling price of panels in this category in 2022 compared to 2021, partially offset by a decrease in the number of units sold of panels in this category in 2022 compared to 2021. The average selling price of panels in this category increased by 12.9% from ~~W~~70 thousand in 2021 to ~~W~~79 thousand in 2022, whereas the total unit sales of panels for mobile and other applications decreased by 8.6% from 112.8 million in 2021 to 103.1 million in 2022. The increase in the average selling price of panels in this category was mainly due to the depreciation of the Korean Won against the U.S. dollar during 2022, the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-value OLED panels for smartphones, automotive products and wearable devices, in our product mix for panels in this category. The decrease in the sales volume of panels for mobile and other applications was attributable to a decrease in market demand for smartphones and other mobile devices due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally, as well as our continued strategic focus to increase the proportion of higher-end OLED products and reduce the production output of lower-end TFT-LCD products.

In addition, our revenue attributable to royalty and others decreased by 13.2% from ~~W~~53 billion in 2021 to ~~W~~46 billion in 2022. The decrease was due to a 12.8% decrease in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from ~~W~~39 billion in 2021 to ~~W~~34 billion in 2022 and a 14.3% decrease in royalty from ~~W~~14 billion in 2021 to ~~W~~12 billion in 2022.

Cost of Sales

Cost of sales increased by 1.9% from ~~W~~24,573 billion in 2021 to ~~W~~25,028 billion in 2022. The increase in our cost of sales in 2022 compared to 2021 was attributable primarily to a change in the value of our inventories due in part to the strengthening of the U.S. dollar, in which 87.8% of our raw materials and component part purchases were denominated in 2022, against the Korean Won in 2022 as a whole, compared to 2021 as a whole, as well as an increase in overhead costs, which were offset in part by decreases in labor costs and raw materials and component costs related to selling fewer panel units overall in 2022 compared to 2021.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 13.6% from ~~W~~699 thousand in 2021 to ~~W~~794 thousand in 2022. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, increased by 16.3% from ~~W~~98 thousand in 2021 to ~~W~~114 thousand in 2022. Such increase was due mainly to increases in the proportion within each of our product categories of panel units with differentiated specialty features and newer technologies, which generally have higher cost of sales per panel relative to other panel units within each product category, sold in our product mix, as well as the strengthening of the U.S. dollar against the Korean Won, during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 78.8% from ~~W~~5,305 billion in 2021 to ~~W~~1,124 billion in 2022, and our gross margin decreased from 17.8% in 2021 to 4.3% in 2022. The continued shift in our product mix toward higher-end products and the strengthening of the U.S. dollar against the Korean Won in 2022 resulted in increases in both the average selling price and cost of sales per panel sold in 2022 compared to 2021, but the increase in cost of sales per panel sold outpaced the increase in average selling price mainly due to weaker market demand that applied downward pricing pressure.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 1.3% from ~~W~~1,852 billion in 2021 to ~~W~~1,827 billion in 2022. As a percentage of revenue, our selling and administrative expenses increased from 6.2% in 2021 to 6.9% in 2022. The decrease in selling and administrative expenses in 2022 compared to 2021 was attributable primarily to a decrease in shipping costs, resulting mainly from a general decrease in our overall sales volume in 2022 compared to 2021, as well as a decrease in salaries, resulting primarily from a decrease in performance-based incentive payments. The effects of such decreases were partially offset by increases in other expenses relating to our overseas market development, resulting from our increased efforts to further develop our overseas markets in light of the easing of COVID-19 pandemic-related social distancing and travel measures, as well as warranty expenses, resulting from an increase in the proportion of OLED panel products sold during 2022, which entail higher repair and replacement costs.

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

Research and Development Expenses

Research and development expenses increased by 13.1% from ~~W~~1,222 billion in 2021 to ~~W~~1,382 billion in 2022. As a percentage of revenue, our research and development expenses increased from 4.1% in 2021 to 5.2% in 2022. Such increase in research and development expenses was mainly attributable to an increase in our research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gains from operating activities, and other expenses include primarily foreign currency losses from operating activities, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense increased significantly from ~~W~~29 billion in 2021 to ~~W~~1,260 billion in 2022. Such increase was primarily due to a significant increase in net impairment loss on property, plant and equipment from ~~W~~18 billion in 2021 to ~~W~~1,257 billion in 2022, as well as an increase in net impairment loss on intangible assets from ~~W~~28 billion in 2021 to ~~W~~134 billion in 2022. Such significant increases in impairment losses on property, plant and equipment and on intangible assets in 2022 were primarily attributable to impairment losses we incurred on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business, which we newly distinguished as a separate CGU from our existing Display CGU in 2022 following our decision to terminate our TFT-LCD television display panel manufacturing operations in Korea and the resulting reorganization of the related businesses. Such impairment losses on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business in 2022 were mainly attributable to weaker market demand for premium televisions and less favorable industry outlook resulting from continued and exacerbated uncertainty in the prospects of the global economy. See Note 10(d) of the notes to our financial statements for a further discussion of our assessment of impairment with respect to our large-sized OLED display panel business.

Finance Income (Costs), Net

Our total net finance costs decreased by 81.1% from ~~W~~491 billion in 2021 to ~~W~~93 billion in 2022. Such decrease was mainly attributable to a 56.0% decrease in net foreign currency loss from ~~W~~300 billion in 2021 to ~~W~~132 billion in 2022, primarily due to an overall depreciation of the Korean Won against major foreign currencies and higher exchange rate volatility in 2022 compared to 2021, which was offset in part by a 39.9% decrease in net gain on valuation of derivatives from ~~W~~213 billion in 2021 to ~~W~~128 billion in 2022, also as a result of an overall depreciation of the Korean Won against the U.S. dollar and higher exchange rate volatility in 2022 compared to 2021. Against such fluctuations, we recognized net gains on transaction of derivatives of ~~W~~8 billion in 2021 and ~~W~~49 billion in 2022.

Income Tax Expense (Benefit)

We recognized income tax benefit of ~~W~~238 billion in 2022 compared to income tax expense of ~~W~~385 billion in 2021, primarily due to recording loss before income tax of ~~W~~3,433 billion in 2022 compared to profit before income tax of ~~W~~1,719 billion in 2021, which led to a decrease in current tax expense to ~~W~~147 billion in 2022 from ~~W~~363 billion in 2021, and the recognition of deferred tax benefit of ~~W~~385 billion in 2022 compared to a deferred tax expense of ~~W~~22 billion in 2021. Furthermore, due to applicable amendments to Korean tax laws in 2022 and changes in our estimates of future taxable income, we recognized a change in unrecognized deferred tax assets of ~~W~~458 billion in 2022, which reflected the effect of reducing previously recognized deferred tax assets in relation to tax credit carry forwards. In addition, we recognized an effect on change in tax rate of ~~W~~168 billion in 2022 in light of such tax law amendments. However, due to the loss before income tax we recorded in such year, our effective tax rate was not calculated in 2022, whereas our effective tax rate was 22.4% in 2021. See Notes 23 and 24 of the notes to our financial statements.

Profit (Loss) for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a profit for the year of ~~W~~1,334 billion in 2021 but recorded a loss for the year of ~~W~~3,195 billion in 2022. Our profit for the year as a percentage of revenue was 4.5% in 2021 and loss for the year as a percentage of revenue was (12.1)% in 2022.

Item 5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~3,542 billion, ~~W~~1,825 billion and ~~W~~2,258 billion (US$1,749 million) as of December 31, 2021, 2022 and 2023, respectively.

Our cash and cash equivalents was held in the following currencies as at December 31, 2023:

	(in billions of Won)
Korean Won	₩	94
Chinese Yuan		762
U.S. Dollar		1,379
Other currencies		23
Total	₩	2,258

We also had short-term deposits in banks of ~~W~~743 billion, ~~W~~1,723 billion and ~~W~~906 billion (US$702 million), respectively, as of December 31, 2021, 2022 and 2023. The significant decrease in short-term deposits in 2023 compared to 2022, was mainly due to a decrease in restricted cash deposits in connection with secured borrowings from our subsidiaries. The significant increase in short-term deposits in 2022 compared to 2021 was mainly due to an increase in restricted cash deposits in connection with secured borrowings from our subsidiaries. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2024 to be primarily for capital expenditures, working capital requirements and repayment of maturing debt.

As of December 31, 2021, we had current assets of ~~W~~13,187 billion and current liabilities of ~~W~~13,995 billion, resulting in a working capital deficit of ~~W~~808 billion. As of December 31, 2022, we had current assets of ~~W~~9,444 billion and current liabilities of ~~W~~13,962 billion, resulting in a working capital deficit of ~~W~~4,518 billion. As of December 31, 2023, we had current assets of ~~W~~9,503 billion (US$7,361 million) and current liabilities of ~~W~~13,885 billion (US$10,755 million), resulting in a working capital deficit of ~~W~~4,382 billion (US$3,394 million). The increase in working capital deficit as of December 31, 2022, compared to the working capital deficit as of December 31, 2021, was primarily attributable to a ~~W~~2,216 billion decrease in net trade accounts and notes receivable, which was mainly caused by a decrease in our sales revenue as described above, a ~~W~~1,717 billion decrease in cash and cash equivalents, which was primarily due to a decrease in demand deposits, and a ~~W~~1,420 billion increase in our current financial liabilities, which mainly reflected an increase in our short-term borrowings payable as of the end of 2022 compared to the end of 2021, the effects of which were partially offset by a ~~W~~979 billion increase in deposits in banks and a ~~W~~752 billion decrease in net trade accounts and notes payable mainly as a result of a decrease in our purchases of raw materials, components and equipment in light of weaker market demand for our products. The decrease in working capital deficit as of December 31, 2023, compared to the working capital deficit as of December 31, 2022, was primarily attributable to a ~~W~~859 billion increase in net trade accounts and notes receivable, which was mainly caused by a decrease in the amount of trade accounts and notes receivable sold to financial institutions as well as the depreciation of the Korean Won against the U.S. dollar as of the end of 2023 compared to the end of 2022, a ~~W~~433 billion increase in our cash and cash equivalents, reflecting the combined effect of changes in our cash flows as described below, and a ~~W~~324 billion decrease in our other accounts payable, which was primarily attributable to a decrease in the level of our ongoing capital investments. The effects of such changes were partially offset by a ~~W~~817 billion decrease in deposits in banks, which mainly reflected a decrease in our restricted deposits as of the end of 2023 compared to the end of 2022 as described above, and a ~~W~~561 billion increase in our advances received, which was primarily attributable to advances received pursuant to long-term supply agreements in 2023, compared to no such advances received in 2022.

Our management constantly monitors our working capital,and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient sources of working capital, including in the form of debt financing, for at least the next 12 months following the date of this annual report. In 2023, we issued domestic bonds in the aggregate principal amount of ~~W~~337 billion (US$261 million), and we entered into a number of short-term and long-term facility loan agreements, from which we have drawn down the full aggregate principal amount of ~~W~~900 billion (US$697million) and US$100 million as of December 31, 2023 in short-term loans and ~~W~~2,215 billion (US$1,716 million), US$390 million and CNY 7,650 million in long-term loans, in each case as of December 31, 2023, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2023. In addition, on December 22, 2023, we entered into a syndicated loan agreement with The Korea Development Bank and certain other banks in Korea in the amount of ~~W~~650 billion (US$503 million), from which we have drawn down to date ~~W~~200 billion (US$155 million) in December 2023, ~~W~~100 billion (US$77 million) in February 2024 and ~~W~~220 billion (US$170 million) in April 2024.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by various factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities. In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders followed by a public offering in Korea. We plan to use the proceeds of such offering to fund our capital investments, general corporate purposes (including purchases of raw materials) and repay certain of our outstanding debt. Immediately following the completion of such offering, the number of issued and outstanding shares of our common stock increased to 500,000,000 as of March 15, 2024.

Our net cash provided by operating activities amounted to ~~W~~5,753 billion in 2021, ~~W~~3,011 billion in 2022 and ~~W~~1,683 billion (US$1,304 million) in 2023. The decrease in net cash provided by operating activities in 2022 compared to 2021 was mainly due to a decrease in cash collected from our customers primarily as result of a decrease in our sales revenue, as well as a decrease in trade accounts and notes payable of ~~W~~282 billion in 2022 compared to an increase of ~~W~~1,038 billion in 2021, which principally reflected a decrease in our purchases of raw materials and components in light of weaker market demand for our products. The decrease in net cash provided by operating activities in 2022 compared to 2021 was offset in part by a decrease in trade accounts and notes receivable of ~~W~~1,833 billion in 2022 compared to an increase of ~~W~~964 billion in 2021, which primarily reflected an increase in the amount of trade accounts and notes receivable sold to financial institutions without recourse towards the end of 2022 compared to the end of 2021 as well as a decrease in our sales revenue. The decrease in net cash provided by operating activities in 2023 compared to 2022 was mainly due to a decrease in cash collected from our customers primarily as a result of a decrease in our sales revenue, as well as an increase in trade accounts and notes receivable of ~~W~~1,014 billion in 2023 compared to a decrease of ~~W~~1,833 billion in 2022, primarily resulting from a decrease in the amount of trade accounts and notes receivable sold to financial institutions without recourse towards the end of 2023 compared to the end of 2022. The decrease in net cash provided by operating activities in 2023 compared to 2022 was offset in part by an increase in long-term advances received of ~~W~~1,580 billion in 2023 pursuant to long-term supply agreements, compared to no such long-term advances received in 2022.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. As of December 31, 2022, our inventory levels decreased by 14.2% compared to December 31, 2021. As of December 31, 2023, our inventory levels further decreased by 12.0% compared to December 31, 2022.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2021		2022		2023		2023(1)
	(in billions of Won and millions of US$)
Finished goods	₩	1,180	₩	822	₩	751	US$	581
Work in process		1,202		1,235		1,146		888
Raw materials		787		652		457		354
Supplies		181		164		174		135
Total	₩	3,350	₩	2,873	₩	2,528	US$	1,958

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,290.97 to US$1.00, the noon buying rate in effect on December 31, 2023, as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~4,263 billion in 2021, ~~W~~6,700 billion in 2022 and ~~W~~2,589 billion (US$2,005 million) in 2023. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our OLED-focused production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~3,141 billion, ~~W~~5,079 billion and ~~W~~3,483 billion (US$2,698 million) in 2021, 2022 and 2023, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, including the issuance of 142,184,300 new shares of common stock in March 2024 as described above as well as external long-term borrowings and bond issuances.

We currently expect that, in 2024, our total capital expenditures on a cash out basis will be lower compared to 2023 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels as well as other essential recurring investments. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions. As of December 31, 2023, our commitments in relation to future acquisitions of property, plant and equipment and intangible assets amounted to ~~W~~838 billion (US$649 million).

Our net cash used in financing activities amounted to ~~W~~2,466 billion in 2021 and our net cash provided by financing activities amounted to ~~W~~1,946 billion in 2022 and ~~W~~1,351 billion (US$1,046 million) in 2023. The net cash provided by financing activities in 2022 compared to net cash used in financing activities in 2021 reflects primarily an increase in net proceeds from long-term borrowings and bonds and from short-term borrowings in 2022 compared to 2021. The decrease in net cash provided by financing activities in 2023 primarily reflects net repayment of short-term borrowings in 2023 compared to net proceeds from short-term borrowings in 2022, partially offset by increases in net proceeds from long-term borrowings and bonds in 2023 compared to 2022.

At our annual general meetings of shareholders on March 23, 2021, we did not declare any cash dividend to our shareholders. At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of ~~W~~650 per share of common stock, amounting to a total cash dividend of ~~W~~232.6 billion to our shareholders of record as of December 31, 2021. At each of our annual general meeting of shareholders that was held on March 21, 2023 and March 22, 2024, we did not declare any cash dividend to our shareholders.

We had a total of ~~W~~614 billion, ~~W~~2,579 billion and ~~W~~1,876 billion (US$1,453 million) of short-term borrowings outstanding as of December 31, 2021, 2022 and 2023, respectively. Approximately 20% of our outstanding short-term borrowings as of December 31, 2023 were subject to floating interest rates. For further information regarding our short-term borrowings, including their interest rate and currency structure, please see Note 12 of the notes to our financial statements.

As of December 31, 2023, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$1,000 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities for up to an aggregate amount of US$2,935 million. For further information regarding these facilities, please see Note 15 of the notes to our financial statements.

As of December 31, 2023, we had outstanding long-term debt including current portion in the amount of ~~W~~14,656 billion (US$11,353 million) and prior to deducting discounts on bonds, consisting of ~~W~~1,362 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$3,222 million of U.S. dollar denominated long-term borrowings, CNY24,991 million of CNY denominated long-term borrowings and ~~W~~4,491 billion of Korean Won denominated long-term borrowings. As of December 31, 2023, 33% of our outstanding long-term debt were subject to fixed interest rates.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early repayment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2023. For further information about our short- and long-term debt obligations as of December 31, 2023, including their interest rate and currency structure, see Note 12 of the notes to our financial statements.

As of December 31, 2023, we have entered into six agreements to guarantee the payment obligations in the aggregate amount of US$1,462 million of our subsidiary LG Display Vietnam Haiphong Co., Ltd. under credit facilities and payables facilities with various financial institutions, including Sumitomo Mitsui Banking Corporation, Standard Chartered Bank, Citibank, Export-Import Bank of Korea and Bank of Australia and New Zealand, among other lenders.

We also utilize cross-currency swap contracts and foreign currency forward contracts to hedge our foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

The following table summarizes our material short- and long-term cash requirements as of December 31, 2023:

	Payments Due by Period
(in billions of Won)	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Unsecured bank borrowings	₩	11,879	3,573	7,145	915	246
Secured bank borrowings		4,430	1,862	2,356	212	—
Unsecured bond issues		1,598	430	1,042	126	—
Trade accounts and notes payable		4,175	4,175	—	—	—
Other accounts payable		1,830	1,830	—	—	—
Other accounts payable (enterprise procurement cards)(1)		1,092	1,092	—	—	—
Long-term other accounts payable		413	—	190	115	108
Securities deposits received		190	7	1	182	—
Lease Liabilities		77	51	18	5	3
Derivatives		46	23	21	2	—
Derivatives for fair value hedge		36	8	28	—	—
Total contractual cash obligations	₩	25,766	13,051	10,801	1,557	357

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~150 billion in 2021, ~~W~~152 billion in 2022 and ~~W~~146 billion (US$113 million) in 2023, representing 7.1%, 6.3% and 6.1% of our research and development related expenditures in 2021, 2022 and 2023, respectively. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2023, the statutory corporate income tax rate applicable to us was 9.9% (including local income surtax) for the first ~~W~~200 million of our taxable income, 20.9% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 23.1% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 26.4% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

In recent years, the Organization for Economic Cooperation and Development has introduced and implemented the Base Erosion and Profit Shifting 2.0 framework (“BEPS 2.0”), which imposes a minimum tax for multinational enterprise groups with total consolidated group revenue of €750 million or more in at least two of the four most recent fiscal years (the “global minimum tax requirement”). Under the model rules of BEPS 2.0, a multinational enterprise group meeting the above-described criteria would be required to pay a top-up tax on excess profits realized by a consolidated entity in any jurisdiction in which the effective tax rate for the jurisdiction is below a 15% minimum rate. The top-up tax must be paid to the tax authority of the country in which the controlling company that meets certain requirements is located. In 2023, the Korean government enacted a new tax legislation, which is effective for fiscal years that begin on or after January 1, 2024, that reflects the global minimum tax requirement. We are currently reviewing the potential impact of the global minimum tax requirement on our financial condition and results of operations. However, as many of the countries in which our consolidated subsidiaries are located have yet to enact, or in the process of enacting, related legislations, we are currently unable to provide a reasonable or detailed estimate of the potential impact of the global minimum tax requirement.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in tangible assets for business use (excluding certain assets for which tax credits are not permitted under Korean tax laws) and facilities used for research and development and human resources development. For example, in 2023, under the Restriction of Special Taxation Act, we were entitled to a tax credit of 15% of our qualifying capital investments in certain national strategic technology facilities in 2023. Under the same law, we are also entitled to a tax credit on a percentage of our research and development expenses incurred for procuring certain national strategic technologies, which include OLED display technology. The applicable amount of such tax credit is calculated by multiplying the applicable research and development expenses by the sum of (x) 30% and (y) three times the proportion of such research and development expenses as a percentage of revenue.

Tax credits may be utilized for an amount up to the tax payable using the minimum tax rate for a given fiscal year. Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next ten years. As of December 31, 2023, we had recognized deferred tax assets related to these credits of ~~W~~148 billion (US$115 million), which may be utilized against future income tax liabilities through 2033. In addition, we also had unused tax credit carryforwards of ~~W~~869 billion (US$673 million) as of December 31, 2023 for which no deferred tax asset was recognized. See Note 24 of the notes to our financial statements.

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
•
In 2023, we developed the world’s first medium-sized transparent WOLED display product (30-inch HD) with a transparency rate of 45% and luminance of 600/200 nit. In addition, we produced the world’s first 17-inch foldable pen touch notebook display panel applying the tandem OLED technology. For gaming display products, we developed the world’s first 34-inch and 39-inch ultra-wide, full-size 240Hz gaming monitor display product that applies high-speed, fast response time, high-luminance and curved OLED technology.

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

We complement our in-house research and development capability through collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. As part of our such efforts, we have established cooperation centers within various universities, including Seoul National University and Korea Advanced Institute of Science and Technology, in order to promote the research and development of various technologies for use in future display panels. In 2021 and 2022, we entered into agreements with Yonsei University, Hanyang University and Sungkyunkwan University to establish a “Display Fusion Engineering Department” at each of these universities that offers specialized classes in technical fields such as electronics, electricity, physics, chemistry and materials with the aim to cultivate next-generation talents. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in next-generation display fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2024 to 2043. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~150 billion in 2021, ~~W~~152 billion in 2022 and ~~W~~146 billion (US$113 million) in 2023 representing 7.1%, 6.3% and 6.1% of our research and development related expenditures in 2021, 2022 and 2023, respectively. We recognized royalty income in the amount of ~~W~~14 billion in 2021, ~~W~~12 billion in 2022 and ~~W~~16 billion (US$13 million) in 2023. The following are examples of license agreements we have entered into:

•
We have a license agreement with each of Columbia University, Penn State University, Honeywell International, Honeywell Intellectual Properties, Plasma Physics Corporation and Fergason Patent Properties. Each license agreement provides for a non-exclusive license under certain patents relating to TFT-LCD technologies.
•
We have a license agreement with Universal Display Corporation for a non-exclusive license under certain patents relating to OLED technologies.
•
We have a license agreement with Semiconductor Energy Laboratory for a non-exclusive license under certain patents relating to TFT-LCD and OLED technologies.
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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and seven directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Under the Korean Commercial Code, a representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. In March 2024, Hoyoung Jeong, our former representative director, retired from his position, and Cheoldong Jeong was duly appointed as a new non-outside director at the annual general meeting of shareholders held on March 22, 2024 and as our new sole representative director at the meeting of our board of directors also held on the same date.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Doocheol Moon	November 5, 1967	Director	March 2021(1)	March 2027	Professor, School of Business, Yonsei University
Chung Hae Kang	May 20, 1964	Director	March 2022	March 2025	Professor, University of Seoul Law School
Jungsuk Oh	September 30, 1970	Director	March 2023(2)	March 2026	Professor, Operations Management, Seoul National University
Sang-Hee Park	December 2, 1965	Director	March 2023	March 2026	Professor, Materials Science and Engineering, Korea Advanced Institute of Science and Technology

(1)
Mr. Moon was re-elected as an outside director at our annual general meeting of shareholders in March 2024.
(2)
Prior to his election to our board of directors at our annual general meeting of shareholders in March 2023, Mr. Oh previously served as a court-appointed temporary outside director and member of the Audit Committee since April 2022.

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Cheoldong Jeong	May 11, 1961	President, Chief Executive Officer, Representative Director	March 2024	March 2027	—
Sunghyun Kim	December 12, 1967	Executive Vice President, Chief Financial Officer, Director	March 2022	March 2025	—
Beom Jong Ha	July 16, 1968	Director	March 2022	March 2025	—

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age
Myoung Kyu Kim	President	Chief Cost Innovation Officer	61
Yong Min Ha	Executive Vice President	Head of Quality Management Center	57
Yoong Ki Min	Executive Vice President	Head of Medium Display Business Unit	58
Jong Woo Kim	Executive Vice President	Chief Production Officer	58
Soo Young Yoon	Executive Vice President	Chief Technology Officer	57
Byeong Koo Kim	Senior Vice President	Head of Auto Business Group	56
Hyun Chul Choi	Senior Vice President	Head of SC Business Unit	56
Jin Hyo Lee	Senior Vice President	Head of Legal Group	51
J. Kenneth Oh	Senior Vice President	Head of Intellectual Property Division	56
Sang Ho Song	Senior Vice President	Chief Human Resource Officer	55
Young Seok Choi	Senior Vice President	Head of Production Technology Center	55
Jeong Ki Park	Senior Vice President	Head of Medium Display Development Group	55
Hyeon Woo Lee	Senior Vice President	Head of Large Display Business Unit	56
Woo Sup Shin	Senior Vice President	Head of Large Display Development Group	54
Seong Hee Kim	Senior Vice President	Chief Safety Environment Officer	55
Yoo Seok Park	Senior Vice President	Head of Large Display Manufacture Center	53
Seung Min Lim	Senior Vice President	Head of Corporate Planning & Management Group	56
Kwang Jin Kim	Senior Vice President	Head of Large Display Strategy/Marketing Group	54
Jin Nam Park	Senior Vice President	Head of Purchasing Group	52
Myung Su Suk	Senior Vice President	Head of SC Module Center	53
Han Koo Lee	Vice President	Head of Business Support Group	56
Keuk Sang Kwon	Vice President	Head of Auto Product Development Division 1	53
Kwon-Shik Park	Vice President	Head of Foundation Technology Laboratory	54
Sang Yoon Park	Vice President	Head of SC Development Group	54
Eun Kuk Kyung	Vice President	Head of Accounting Division	54
Young Dall Park	Vice President	Head of Vietnam HR & Business Support Division	53
Jeong Min Kim	Vice President	Head of Jeong-do Management Division	52

Hoon Jeong	Vice President	Head of Medium Display Panel/Advanced Development Division	51
Han Wook Hwang	Vice President	Leader of Medium GA OLED Development Task	48
Seung Ho Kwon	Vice President	Head of Large Display Panel Division	52
Tae Rim Lee	Vice President	Head of Large Display Product Development Division 1	48
In Hyuk Song	Vice President	Leader of C Task	46
Sung Chun Kang	Vice President	Head of Medium Display Manufacture Center	54
Joon Young Yang	Vice President	Head of Precedence Technology Laboratory	53
Tae Hyung Lim	Vice President	Head of Medium Display Sales Division 2	54
Kyung Joon Kwon	Vice President	Head of SC Development Division 2	48
Sung Joon Bae	Vice President	Head of Large Display Panel Development Division	52
Won Gyun Youn	Vice President	Head of Medium Display Product Development Division 3	52
Ki Young Kim	Vice President	Head of SC Quality Division	52
Ji Ho Baek	Vice President	Head of OC Research/Development Division	52
Seung Do Kim	Vice President	Head of Module Technology Division	52
Heung Soo Kim	Vice President	Head of SC Panel Center	53
In Kwan Choi	Vice President	Head of Vietnam Subsidiary	52
Jong Suk Jeon	Vice President	Head of SC Strategy/Marketing Group	49
Sang Hyun Ahn	Vice President	Head of Auto Sales Division	53
Won Seok Kang	Vice President	Head of Large Display Product Planning Division	52
Whan Woo Park	Vice President	Head of SC Sales Division	51
Byung Seung Lee	Vice President	Head of DX Group	47
Woo Nam Jeong	Chief Research Fellow	Leader of MTB Task	57
Chun Ho Yeo	Vice President	Head of Large Display Sales Division 3	54
Hyung Jung Lee	Vice President	Head of Large Display SCM Division	54
Jae Hyeob Seo	Vice President	Head of Gumi Complex	53
Hu Kag Lee	Vice President	Head of Guangzhou Complex	53
Jong Uk Bae	Vice President	Head of Large Display Process Development Division	53
In Keun Jeong	Vice President	Head of Medium Display Quality Division	52
Jae Jun Ahn	Vice President	Leader of Y Task	50
Jun Hyuk Choi	Vice President	Head of Public Relations Division	50
Han Yong Nam	Vice President	Head of Purchasing Division 2	55
Juhn Suk Yoo	Chief Research Fellow	Leader of SC Advanced Technology Task	52
Tae Wook Kang	Vice President	Head of Medium Display Strategy/Marketing Group	47
Kyu Dong Kim	Vice President	Head of Finance & Risk Management Division	46
Gwang Tae Kim	Vice President	Head of Medium Display Product Development Division 2	51
Joon Hyeok Jang	Vice President	Head of Large Display Sales Division 2	50
Jong Seob Choi	Vice President	Head of HRM Division	46
Ki Hwan Son	Vice President	Head of Auto Marketing/Product Planning Division	45
Seong Gon Kim	Vice President	Head of Medium Display Sales Division 3	46
Jong Duck Kim	Vice President	Head of Large Display Planning & Management Division	53
Sang Hoon Jung	Vice President	Head of Large Display Advanced Research Division	47
Ui Jin Chung	Vice President	Leader of EXO Task	52
Seong Pil Shin	Vice President	Head of Public Affairs/ESG Division	50
Dong Hee Kim	Vice President	Head of SC Medium OLED Factory	52

Ki Sang Lee	Vice President	Head of Labor Management Division	53
Pyung Hun Kim	Vice President	Head of Auto Product Development Division 2	50
Jae Won Jang	Vice President	Head of Medium Display Product Planning Division	49
Heung Lyul Cho	Vice President	Head of Business Innovation Division	50
Nak Jin Seong	Vice President	Leader of A Task	46
Yun Seon Kang	Vice President	Head of Equipment Technology Division	53
Sang Goon Whang	Vice President	Head of Large Display Sales Division 1	49
Jun Tak Oh	Vice President	Head of Manufacture DX Division	47
Suk Hyun Lee	Vice President	Head of Paju Complex	51
Woong Gi Jun	Vice President	Head of R&D Strategy Division	47
Min Hyoung Lee	Vice President	Head of Strategy Division	53
Kyuong Hyung Lee	Vice President	Head of Medium Display Factory 2	49
Nack Bong Choi	Vice President	Head of SC Development Division 1	50
Yeoun Woo Sung	Vice President	Head of SC Customer Support Division	45
Seung Hyun Cho	Vice President	Head of Business Control & Management Division	47
Tae Hyoung Kwak	Vice President	Head of Material Research Division	49

Item 6.B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2023 to our directors was ~~W~~2.2 billion (US$1.7 million). This included ~~W~~1.4 billion (US$1.1 million) in salary paid to Hoyoung Jeong, our former chief executive officer, and ~~W~~452 million (US$0.3 million) in salary paid to Sunghyun Kim, our chief financial officer, in each case for the period during which each such person served on our board of directors in 2023.

The aggregate remuneration and benefits-in-kind we paid in 2023 to our non-director executive officers was ~~W~~35.5 billion (US$27.5 million).

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2023 was as follows:

		Composition of Total Compensation
Name	Position	Salary		Bonus(1)	Retirement Benefits		Total Compensation
		(in millions of Won)
Chang Ho Oh (2)	Executive Vice President	₩	116	—	₩	1,519	₩	1,635
Hoyoung Jeong (3)	President	₩	1,407	—		—	₩	1,407
Tae Seung Kim (2)	Advisory Officer	₩	298	—	₩	1,105	₩	1,403
Won Ho Cho (2)	Senior Vice President	₩	100	—	₩	1,208	₩	1,308
Jeom Jae Kim (2)	Advisory Officer	₩	227	—	₩	557	₩	784

(1)
Based on our performance in 2022.
(2)
Former officer who retired from his position as of March 31, 2023.
(3)
Former officer who retired from his position as of March 31, 2024.

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2023, we paid a premium of approximately US$1.4 million in respect of this insurance policy.

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Doocheol Moon and Jungsuk Oh, and one non-outside director, Beom Jong Ha. The chairman is Jungsuk Oh. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

The committee holds meetings as necessary for the nomination of outside directors.

Management Committee

The Management Committee is comprised of two non-outside directors, Cheoldong Jeong and Sunghyun Kim. The chairman is Cheoldong Jeong. The committee’s primary responsibilities include making recommendations regarding matters relating to our operation and other matters delegated to the committee by our board of directors.

The committee holds meetings from time to time as needed.

Related Party Transaction Committee

The Related Party Transaction Committee, which was newly created in July 2021, is comprised of three outside directors, Chung Hae Kang, Jungsuk Oh and Sang-Hee Park, and our chief financial officer and non-outside director, Sunghyun Kim. The chairman is Chung Hae Kang. The committee reviews related party and other internal transactions to ensure compliance with the Monopoly Regulation and Fair Trade Act and makes recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

ESG Committee

The ESG Committee, which was newly created in April 2021, is comprised of four outside directors, Doocheol Moon, Chung Hae Kang, Jungsuk Oh and Sang-Hee Park, and our chief executive officer and non-outside director, Cheoldong Jeong. The chairman is Doocheol Moon. The committee is responsible for reviewing and establishing policies and strategies relating to the environment and safety, social responsibility, customer value, shareholder value and corporate governance, and making recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

Item 6.D. Employees

As of December 31, 2023, we had 66,418 employees, including 38,626 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2021, 2022 and 2023:

	As of December 31,
Employees(1)	2021	2022	2023
Production	59,976	58,050	55,469
Technical(2)	8,018	8,612	8,098
Sales & Marketing	1,526	1,700	1,603
Management & Administration	1,187	1,294	1,248
Total	70,707	69,656	66,418

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

As of December 31, 2023, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2023, the present value of our defined benefit obligations amounted to ~~W~~1,491 billion (US$1,155 million), while the fair value of our benefit plan assets amounted to ~~W~~1,897 billion (US$1,469 million), including amounts relating to employees of our foreign subsidiaries. See Note 13 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2023, our employee stock ownership association owned approximately 0.00001% of our common stock. In March 2024, we offered to members of our employee stock ownership association 28,436,860 of the 142,184,300 new shares of common stock to be issued in our capital increase, and all such shares were subscribed by members of our employee stock ownership association. Following such transaction, approximately 5.7% of our common stock was held by our employee stock ownership association as of March 31, 2024.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 126,681 shares of our common stock as of April 24, 2024, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our registered executive officers, including our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of March 31, 2024 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics(1)	183,593,206	36.7%
Employee Stock Ownership Association	28,420,883	5.7%

(1)
In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. Immediately following the completion of such offering, the number of issued and outstanding shares of our common stock increased to 500,000,000 as of March 15, 2024. LG Electronics subscribed for 47,968,206 new shares of our common stock for a cash consideration of Won 436 billion under such offering. As a result of its participation, following the completion of such offering, LG Electronics’ shareholding in us decreased from 37.9% to 36.7% as of March 15, 2024.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of March 31, 2024. None of our major shareholders identified above has voting rights different from those of our other shareholders.

Item 7.B. Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. See Notes 8 and 29 of the notes to our financial statements. In March 2023, we entered into a long-term borrowings agreement with LG Electronics, our largest shareholder. See “— Long-Term Borrowings Agreement with LG Electronics.” More recently, in March 2024, LG Electronics subscribed for additional shares of our common stock in our capital increase pursuant to a preemptive rights offering to existing shareholders. See “— Subscription to Our Common Stock by LG Electronics.” We have conducted our transactions with related parties based on arm’s length negotiations taking into account such considerations as we would in comparable transactions with a non-related party.

From time to time, we provide payment guarantees for the benefit of certain of our subsidiaries. For a discussion of such payment guarantee obligations, please see “Item 5.B. Liquidity and Capital Resources.”

Transactions with Companies in the LG Group

Sales to LG Electronics

We sell display panels, primarily large-sized panels for televisions, notebook computers and desktop monitors and small- and medium-sized panels for automotive screens and other applications, to LG Electronics and its subsidiaries on a regular basis, as both an end-brand customer and as a system integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales to LG Electronics are negotiated based on then-prevailing market terms and prices as adjusted for LG Electronics’ requirements such as volume and product specifications and our internal projections regarding market trends, which are the same considerations that we take into account when negotiating pricing and principal terms of sales to our non-affiliated end-brand customers.

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~3,371 billion (US$2,611 million), or 15.8% of our sales, in 2023.

Purchases from LG Electronics

We purchase equipment, photo masks, components and certain services, such as transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~674 billion (US$522 million), or 4.8% of our total purchases, in 2023.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~464 billion (US$359 million), or 3.3% of our total purchases, in 2023.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics and LG Chem and their respective subsidiaries, amounted to ~~W~~1,072 billion (US$830 million), or 7.7% of our total purchases, in 2023.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 24, 2024, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

Subscription to Our Common Stock by LG Electronics

In March 2024, LG Electronics subscribed for 47,968,206 new shares of our common stock for a cash consideration of Won 436 billion in our capital increase pursuant to a preemptive rights offering to existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. As a result of its participation, following the completion of such offering, LG Electronics’ shareholding in us decreased from 37.9% to 36.7% as of March 15, 2024.

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

See “Item 18. Financial Statements” and pages F-1 through F-109.

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

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville in December 2016. In February 2024, the court rendered its judgment on such follow-on damages claim against the defendants, including us. As of April 24, 2024, the amount for which we will be liable remains subject to further determination by the court.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 24, 2024, we have not been served with the complaint from Hatzlacha.

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

At our annual general meetings of shareholders on March 23, 2021, we did not declare any cash dividend to our shareholders. At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of ~~W~~650 per share of common stock, amounting to a total cash dividend of ~~W~~232.6 billion to our shareholders of record as of December 31, 2021. At each of our annual general meeting of shareholders that was held on March 21, 2023 and March 22, 2024, we did not declare any cash dividend to our shareholders.

Item 8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

Item 9.A. Offer and Listing Details.

Principal Trading Market

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2023, 357,815,700 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL”

since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2023, 18,672,956 ADSs were outstanding.

In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. Immediately following the completion of such offering, the number of outstanding shares of our common stock and ADSs increased to 500,000,000 (as of March 15, 2024) and 15,741,012 (as of March 26, 2024 and representing 7,870,506 shares of our common stock), respectively.

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

General

Under our articles of incorporation, which was last amended in March 2024, the total number of shares authorized to be issued by us is 500,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to 40,000,000 shares. As of December 31, 2023, 357,815,700 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form.

In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. Immediately following the completion of such offering, the number of outstanding shares of our common stock and ADSs increased to 500,000,000 (as of March 15, 2024) and 15,741,012 (as of March 26, 2024 and representing 7,870,506 shares of our common stock), respectively.

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

We declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the date determined and publicly notified two weeks in advance by the board of directors. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. If the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2023, approximately 0.00001% of our common stock was held by our employee stock ownership association. In March 2024, we offered to members of our employee stock ownership association 28,436,860 of the 142,184,300 new shares of common stock to be issued in our capital increase, and all such shares were subscribed by members of our employee stock ownership association. Following such transaction, approximately 5.7% of our common stock was held by our employee stock ownership association as of March 31, 2024.

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

Directors

Under the Korean Commercial Code and our articles of incorporation, any director wishing to enter into a transaction with us in his or her capacity is required to obtain prior approval from the board of directors, and any director with an interest in the transaction may not vote at the meeting of the board of directors to approve the transaction.

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

For the purpose of determining the shareholders entitled to annual dividends and to certain other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date.

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

Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•
if the Korean government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Economy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies, foreign exchange equalization funds or financial institutions, or require resident creditors to collect and recover debts owed by non-resident debtors and to send such amounts to the creditors’ accounts in Korea; and
•
if the Korean government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea, foreign exchange equalization funds or financial institutions.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Services Commission, either by the foreigner or by his standing proxy in Korea.

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

The foreign investor registration system, which had been in place since 1992, previously required a foreign investor who wished to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including converted shares and shares being issued for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market) to register its identity with the Financial Supervisory Service prior to making any such investment unless it has previously registered. However, on June 5, 2023, the Korean government approved a bill to revise the Presidential Decree of the Financial Investment Services and Capital Markets Act to abolish such foreign investors’ registration requirements, and such bill came into effect on December 14, 2023.

Pursuant to such revisions to the Presidential Decree of the Financial Investment Services and Capital Markets Act, foreign investors are able to open investment accounts at securities firms without having to go through a prior registration process with the Financial Supervisory Service. Foreign corporate entities can use their legal entity identifiers, and foreign individuals can use their passport numbers, to open investment accounts in Korea. Foreign investors who have already obtained investment registration certificates in the past can continue to use their investor registration number to minimize the inconvenience that may be caused by the new system.

A foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, in principle, has to be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service prior to such acquisition or sale; provided, however, post-transaction reporting obligations apply to such acquisition or sale of shares where the need for a prior report is deemed to be low, including in the cases of a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded. Exceptions permitting post-transaction reporting have been expanded to include dividend in kind or in-kind delivery of shares upon the liquidation of foreign funds, among others, following related amendments to the Financial Investment Business Regulations announced by the Financial Services Commission, which came into effect on December 14, 2023.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, unless otherwise stated in their articles of incorporation, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the foreign exchange bank designated by the Ministry of Trade, Industry & Energy or the Korea Trade-Investment Promotion Agency prior to such investment (within 60 days from the date of such investment, if the company is listed on the Korea Exchange). The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

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

Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, subject to certain exceptions, Korean tax law requires you (or your agent) as the beneficial owner of such Korean source income to submit the relevant application (Application for Entitlement to Reduced Tax Rate or Application for Tax Exemption, as the case may be) along with a certificate of your tax residency issued by a competent authority of your country of tax residence (“BO Application”). However, if you are an entity seeking such tax exemption for an amount that is ~~W~~1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is ~~W~~1 billion or more), in addition to the certificate of tax residence issued by a competent authority of your country of residence, you will be required to submit (i) the names and addresses of all of the members of your board of directors, (ii) the identities and shareholding percentages of all of your shareholders (provided that if there are more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to the country of residence (or, if you are an entity that has been in existence for less than three years, audit reports since incorporation). Such application should be submitted to the withholding agent prior to the payment date of such Korean source income. Subject to certain exceptions, where the Korean source income is paid to an overseas investment vehicle that is not the beneficial owner of such income (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to the Korean source income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO Applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such Korean source income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of an application for tax exemption, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange in 2024, you will be subject to securities transaction tax at the rate of 0.03% (which rate is planned to be eliminated entirely beginning on January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

In addition, this summary does not discuss the application of the Medicare net investment income tax or any alternative minimum tax. Please consult your own tax advisers concerning the consequences of purchasing, owning, and disposing of shares of common stock or ADSs in your particular circumstances, including the possible application of state, local, non-U.S. or other tax laws.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source ordinary dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that you receive the dividend (or the date of the depositary’s receipt of the dividend, in the case of ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of shares of common stock or ADSs generally will be subject to taxation at a lower rate than other ordinary income. Dividends paid on the common stock or ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (the “IRS”) has approved for purposes of the qualified dividend income rules or the dividends are paid with respect to ADSs that are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Treaty has been approved for purposes of the qualified dividend rules. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2024 taxable year.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, unless you have the right to receive cash or property instead, in which case you will be treated as if you received cash equal to the fair market value of the distribution.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements as set forth in such guidance, the Korean tax may be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain, and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the new foreign tax credit requirements recently adopted by the IRS, any Korean tax imposed on the sale or other disposition of the shares of common stock or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares of common stock or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares of common stock or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares of common stock or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various financial market risks in our ordinary course of business transactions, primarily from changes in interest rates and foreign exchange rates. We utilize various financial derivatives, including forward and swap contracts to mitigate such risks as well as manage our exposure associated with net asset and liability positions and cash flows denominated in foreign currencies. We have used, and intend to continue to use, these financial derivatives only for hedging purposes and not for speculative purposes.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our short-term and long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2023, we had outstanding short-term and long-term debt, including current portion and prior to deducting discounts on bonds, in the aggregate amount of ~~W~~16,532 billion (US$12,806 million). See Note 26(d) of the notes to our financial statements.

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2023, ~~W~~980 billion (US$759 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in between 2024 and 2028. In connection with such contracts, we recognized a loss on valuation of derivatives of ~~W~~15 billion (US$12 million) in 2023. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates
	2024		2025		2026		2027		2028		Thereafter	Total		Fair Value at December 31, 2023
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed (₩)(1)	₩	65	₩	190	₩	525	₩	100	₩	100	—	₩	980	₩	980
Average pay rate		4.02%		4.57%		5.19%		5.41%		5.41%	—
Average receive rate		5.49%		4.57%		4.60%		4.44%		4.44%	—

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

As of December 31, 2023, we had US$747 million aggregate principal amount of U.S. dollar denominated short-term loans, CNY345 million aggregate principal amount of CNY denominated short-term loans, ~~W~~850 billion aggregate principal amount of Korean Won denominated short-term loans, US$3,222 million aggregate principal amount of U.S. dollar denominated long-term loans, CNY24,991 million aggregate principal amount of CNY denominated long-term loans and ~~W~~4,491 billion aggregate principal amount of Korean Won denominated long-term loans. As of December 31, 2023, the interest rates for our U.S. dollar denominated loans ranged from 1.82% to 8.60%, the interest rates for our CNY denominated loans ranged from 2.48% to 4.35%, and the interest rates for our Korean Won denominated loans ranged from 1.90% to 7.50%.

If interest rates on borrowings with floating rates had been 1% higher or lower with all other variables held constant, the impact on the profit or loss of the applicable period would be as follows:

	For the Years Ended December 31,
	2021			2022			2023
	Increase	Decrease		Increase	Decrease		Increase	Decrease
	(In billions of Won)
Increase or decrease in annual profit and net equity	₩ (41)	₩	41	₩ (50)	₩	50	₩ (57)	₩	57

The table below provides information about our financial instruments that are sensitive to changes in interest rates.

	Expected Maturity Dates
	2024		2025		2026		2027		2028		Thereafter		Total		Fair Value at December 31, 2023
	(in billions of Won, except for interest rate percentages)
Debt obligations
Fixed rate (₩)	₩	1,831.0	₩	2,548.0	₩	830	₩	125.0		—		—	₩	5,334.0	₩	5,355.1
Average interest rate		3.8%		5.3%		5.1%		3.7%		—		—
Variable rate (₩)	₩	165.0	₩	275.0	₩	540.0	₩	200.0	₩	200.0		—	₩	1,380.0	₩	1,380.0
Average interest rate		5.4%		5.5%		5.6%		5.4%		5.4%		—
Fixed rate (CNY)	₩	62.5		—		—		—		—		—	₩	62.5	₩	63.7
Average interest rate		3.5%		—		—		—		—		—
Variable rate (CNY)	₩	675.2	₩	2,094.6	₩	1,749.6		—		—		—	₩	4,519.4	₩	4,519.4
Average interest rate		4.2%		3.3%		3.3%		—		—		—
Fixed rate (US$)	₩	950.3		—		—		—		—		—	₩	950.3	₩	951.2
Average interest rate		4.7%		—		—		—		—		—
Variable rate (US$)	₩	1,496.4	₩	1,423.0	₩	515.8	₩	322.4	₩	322.4	₩	241.8	₩	4,321.6	₩	4,321.6
Average interest rate		7.1%		7.2%		6.6%		6.3%		6.3%		6.3%

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 12 and 26 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Yuan, the Japanese Yen and the Euro. As of December 31, 2023, we had U.S. dollar denominated sales-related trade accounts and notes receivable, net of US$2,442 million, which represented approximately 98% of our trade accounts and notes receivable, and U.S. dollar denominated sales-related trade accounts payable of US$1,721 million, which represented approximately 53% of our trade accounts payable, net. See Note 26 of the notes to our financial statements.

As of December 31, 2023, we also had CNY denominated sales-related trade accounts and notes receivable of CNY430 million, which represented approximately 2% of our trade accounts and notes receivable, net. In addition, we had CNY denominated sales-related trade accounts payable of CNY1,765 million and Japanese Yen denominated sales-related trade accounts payable of ¥9,837 million, which represented approximately 8% and 2% of our trade accounts and notes payable, net, respectively.

From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar and Chinese Yuan against the Korean Won on our U.S. dollar and Chinese Yuan debt exposure using cross-currency swap contracts. As of December 31, 2023, US$1,930 million of our US$2,280 million aggregate principal amount of U.S dollar denominated bonds, short-term borrowings and long-term borrowings and CNY345 million of our CNY345 million aggregate principal amount of CNY denominated bonds, short-term borrowings and long-term borrowings were hedged against foreign exchange rate and interest rate fluctuations through cross-currency swap contracts.

Cross Currency Interest Rate Swap Contracts:

Contracts to sell Korean (Won)/buy US$:

Outstanding contract amount	US$	1,930 million
Average contractual exchange rate	(Won)	1,239.4/US$
Change in fair value	(Won)	(57) billion

Contracts to sell Korean (Won)/buy CNY:

Outstanding contract amount	CNY	345 million
Average contractual exchange rate	(Won)	193.3/CNY
Change in fair value	(Won)	(4) billion

In addition to relying on natural hedges created by foreign currency assets and liabilities, we enter into foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our foreign currency liabilities. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss. The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2023.

Foreign Currency Forward Contracts:

Contracts to buy US$/sell Korean (Won):

Outstanding contract amount	US$	1,200 million
Average contractual exchange rate	(Won)	1,295.0/US$
Change in fair value	(Won)	(36) billion

Our foreign currency exposure and changes in equity and profit or loss resulting from a 5% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2021		2022		2023
	Equity	Profit or loss	Equity	Profit or loss	Equity	Profit or loss
	(In billions of Won)
U.S. Dollars (5% weakening)	₩ (74)	₩ 2	₩ (114)	₩ (23)	₩ (69)	₩ 44
U.S. Dollars (5% strengthening)	74	(2)	114	23	69	(44)
Chinese Yuan (5% weakening)	(65)	0	(106)	(0)	(172)	(0)
Chinese Yuan (5% strengthening)	65	(0)	106	0	172	0
Japanese Yen (5% weakening)	(5)	(3)	(9)	(9)	(8)	(8)
Japanese Yen (5% strengthening)	5	3	9	9	8	8
Vietnamese Dong (5% weakening)	(4)	(4)	(6)	(6)	(4)	(4)
Vietnamese Dong (5% strengthening)	4	4	6	6	4	4
Taiwanese Dollar (5% weakening)	0	0	0	0	0	0
Taiwanese Dollar (5% strengthening)	(0)	(0)	(0)	(0)	(0)	(0)
Euro (5% weakening)	0	(1)	1	(0)	(0)	(0)
Euro (5% strengthening)	(0)	1	(1)	0	0	0
Polish Zloty (5% weakening)	0	0	0	0	0	0
Polish Zloty (5% strengthening)	(0)	(0)	(0)	(0)	(0)	(0)

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for a substantial majority of our sales in each of 2021, 2022 and 2023. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

Fees and Payments from the Depositary to Us

In 2023, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)(1)	US$	642,282
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2022(1)	US$	642,282

(1) Under discussions with the depositary for the amount of applicable payment with respect to 2023.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by our independent registered public accounting firm, as stated in its attestation report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022		2023
	(in millions of Won)
Audit fees	₩	4,987	₩	4,915
Tax fees		169		163
All other fees		—		—
Total fees	₩	5,156	₩	5,078

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

Audit Committee Pre-Approval Policies and Procedures

Under our Audit Committee’s pre-approval policies and procedures, all audit and non-audit services to be provided to us by our independent auditors must be pre-approved by our Audit Committee on a case-by-case basis. Our Audit Committee does not pre-approve any audit or non-audit services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of the SEC and applicable law. In 2023, no fees were approved pursuant to the de minimis exception.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In November 2023, our Audit Committee approved the appointment of Samil PricewaterhouseCoopers, or PwC, as our principal accountant to audit our financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2024, 2025 and 2026, and, in effect, dismissed KPMG Samjong, or KPMG, our independent registered public accountants (including for the fiscal years ending December 31, 2021, 2022 and 2023). PwC was engaged on December 15, 2023, with such appointment to be effective from January 1, 2024, and KPMG will be dismissed effective upon completion of its audit of our financial statements as of and for the year ended December 31, 2023, and the issuance of its report thereon.

The decision of our Audit Committee to dismiss KPMG, and to appoint PwC, as our principal accountant to audit our financial statements prepared in accordance with IFRS as issued by the IASB, was largely driven by the designation of PwC as our external auditor by the Securities and Futures Commission of Korea (“SFC”) in December 2023 pursuant to the requirement of the amended Act on External Audit of Stock Companies, which became effective in November 2018. The Act on External Audit of Stock Companies, as amended, requires that a publicly listed Korean company that was audited by an external auditor of its choice for six consecutive years change its external auditor to one designated by the SFC for a period of three consecutive years.

KPMG’s reports on our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for each of the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period preceding KPMG’s dismissal, there were no disagreements with KPMG on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its reports. In addition, during the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period preceding KPMG’s dismissal, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item 16F to KPMG and requested that KPMG furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG’s letter dated April 29, 2024 is filed as Exhibit 15.1 to this annual report on Form 20-F for the fiscal year ended December 31, 2023.

During the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period preceding KPMG’s dismissal, neither we nor anyone acting on our behalf consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions to Item 16F), or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice
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

We maintain an Audit Committee composed of three or more outside directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee currently has four directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and key employees and an Employee Stock Ownership Plan, or ESOP.

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

NYSE Corporate Governance Standards	LG Display’s Corporate Governance Practice

persons other than shareholders may only be made up to 20% of the total number of issued and outstanding shares of the company, except for any new shares to be listed on the Korea Exchange and any new shares to be underwritten for the listing of American depositary shares with the new shares as underlying shares on the New York Stock Exchange).

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risk, and reputational risk, as part of our overall risk management system and processes. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including multifactor authentication on all critical systems, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing and identity management systems.

Our cybersecurity risk management processes are part of our information security system designed in compliance with ISO 27001 standards and International Electrotechnical Commission (“IEC”) standards. Our certifications under such standards are valid for three years, and we are subject to an annual audit to maintain such certifications. In particular, we manage our cybersecurity risks by applying the four-step Plan-Do-Check-Act process, as recommended by and outlined in ISO 27001, to continually enhance our information security processes.

We also maintain a robust crisis management system, which provides a framework for responding to cybersecurity incidents based on the severity of the incident and facilitates cross-functional coordination across security, IT infrastructure, legal and public relations departments. In addition, we operate a Security Operations Center that monitors and addresses day-to-day risks faced by our company.

Additionally, we also utilize external independent control measures to improve and update our cybersecurity program, including independent third party assessments, penetration testing and scanning of our systems for vulnerabilities.

For example, we engage an accredited third party agency to conduct annual audits of our cybersecurity system to verify the effectiveness, make recommendations for improvement and monitor remediation of any identified risks. Any updates that are deemed necessary are initially reported to and approved by our Chief Information Security Officer (“CISO”) prior to their implementation. We also provide annual information security awareness training for employees, participate in cybersecurity drills conducted by the Korea Internet & Security Agency as well as send out “phishing” email tests on a regular basis. In addition, as a regular member of the Consortium of Computer Emergency Response Team, we collaborate with our peers in the areas of threat intelligence and contribute to building a cooperative system for cybersecurity incident response.

Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third party service providers. When establishing a new data system that incorporates an external service, we review whether the third party providers’ information security programs meet the security standards required of our data systems, including whether the third party provider has obtained international certification for its services.

We also carry limited insurance that provides protection against potential losses arising from cybersecurity incidents and annually review our policy and levels of coverage based on current risks.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3.D. Risk Factors—Risks Relating to Our Company—If our cybersecurity is breached, we may incur significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers” for more information on risks from cybersecurity threats that are reasonably likely to materially affect our business strategy, results of operations and financial condition.

Governance

The cybersecurity risk management processes described above are managed by our CISO, our Chief Information Officer (“CIO”) and our Chief Risk Officer (“CRO”). Our CISO is supported by three dedicated teams that respectively focus on establishing our cybersecurity goals and policies, examining security hazards and conducting security training. Our CIO oversees the operation of our IT systems, under which our Enterprise Architecture Team works to prevent cybersecurity breaches and performs control, response and recovery action in case of any cybersecurity breach. By dividing our cybersecurity roles from our IT system operation roles, we seek to prevent the abuse of and accidental or intentional misuse of data. In the event of a cybersecurity incident that would pose an organizational-level threat, our Emergency Response Committee, which is led by our CRO and includes a Cybersecurity Incident Subcommittee, would oversee response.

Our CISO is appointed in accordance with the requirements set forth by the Act on Promotion of Information and Communications Network Utilization and Data Protection in Korea. Our current CISO holds a master’s degree in security convergence, possesses cybersecurity-related certifications and has more than 20 years of information security-related work experience.

Our day-to-day execution of cybersecurity processes are internally reported through email, phone, or formal reports on a monthly and as-needed basis. In the event of a cybersecurity incident, information including the date and time, name of breached system, cause and scale of damage, result of response, and classification of incident is reported to the appropriate members of the management. Our Board of Directors oversees all of our business, property and affairs, including cybersecurity risks, and our management provides reports to the Board of Directors on an as needed basis in the event of a material cybersecurity incident or for matters that require any material decision making.

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

2.5	Description of LG Display Co., Ltd.’s Capital Stock (see Item 10.B. Memorandum and Articles of Association)
2.6	Description of LG Display Co., Ltd.’s American Depositary Shares
8.1	List of subsidiaries of LG Display Co., Ltd. (see Note 1(b) of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report)
12.1	Section 302 certification of the Chief Executive Officer
12.2	Section 302 certification of the Chief Financial Officer
13.1	Section 906 certification of the Chief Executive Officer
13.2	Section 906 certification of the Chief Financial Officer
15.1	Letter of KPMG Samjong Accounting Corp. dated April 29, 2024
97.1	LG Display Co., Ltd.’s Clawback Guidelines for Misstatements of Financial Statements, etc. (translation in English)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 has been formatted in Inline XBRL

* Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LG DISPLAY CO., LTD. (Registrant)

/s/ Cheoldong Jeong
(Signature)
Name:	Cheoldong Jeong
Title:	Representative Director, President and Chief Executive Officer

/s/ Sunghyun Kim
(Signature)
Name:	Sunghyun Kim
Title:	Executive Vice President and Chief Financial Officer

Date: April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (the Group) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(i)
Impairment assessment for Display CGU

As discussed in Notes 3(l)(ii) and 10(e) to the consolidated financial statements, the Group’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~21,974,287 million, a portion of which related to Display CGU, as of December 31, 2023. The recoverable amount used by the Group in impairment assessment of the Display CGU is value in use based on discounted cash flow model. As a result of the annual impairment assessment for Display CGU to which goodwill is allocated, the recoverable amount exceeds its carrying amount by ~~W~~975,459 million.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial assets impairment assessment process and development of revenue and operating expenditures forecasts and discount rate assumption for Display CGU. For the impairment assessment of Display CGU, we compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to reliably forecast. We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors. We performed sensitivity analysis over discount rate assumption used to estimate value in use for impairment assessment of Display CGU to assess the impact of changes in that assumption on the Group’s impairment assessment. We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

-
testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and
-
testing revenue and operating expenditures forecasts by comparing them against industry reports and historical performance of the Group.

(ii)
Assessment of recognition of deferred tax assets

As discussed in notes 3(t) and 24 to the consolidated financial statements, the Group had ~~W~~3,797,057 million of deferred tax assets and ~~W~~869,364 million of unrecognized tax credit carryforwards, as of December 31, 2023, primarily related to Korea. The deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credit carryforwards can be utilized.

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

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal control related to the Group’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income for each year. We analyzed the Group’s estimates of future taxable income, including analyzing the Group’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the board of directors and historical performance. We compared the historical forecasts of taxable income to actual results to assess the Group’s ability to reliably forecast.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2008.

Seoul, Korea

April 29, 2024

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2022 and 2023

(In millions of won)	Note	December 31, 2022		December 31, 2023
Assets
Cash and cash equivalents	4, 26	₩	1,824,649	2,257,522
Deposits in banks	4, 26		1,722,607	905,971
Trade accounts and notes receivable, net	5, 15, 26, 29		2,358,914	3,218,093
Other accounts receivable, net	5, 26		169,426	126,985
Other current financial assets	6, 26, 27		165,355	168,623
Inventories	7		2,872,918	2,527,728
Prepaid income taxes			5,275	44,505
Other current assets	5		324,891	253,759
Total current assets			9,444,035	9,503,186

Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		109,119	84,329
Other non-current financial assets	6, 26, 27		289,098	173,626
Property, plant and equipment, net	9, 17, 27		20,946,933	20,200,332
Intangible assets, net	10, 17		1,752,957	1,773,955
Investment property	11		28,269	32,995
Deferred tax assets	24		2,645,077	3,562,861
Defined benefit assets, net	13		447,521	407,438
Other non-current assets			22,999	20,565
Total non-current assets			26,241,984	26,256,112
Total assets		₩	35,686,019	35,759,298

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2022 and 2023

(In millions of won)	Note	December 31, 2022		December 31, 2023
Liabilities
Trade accounts and notes payable	26, 29	₩	4,061,684	4,175,064
Current financial liabilities	12, 26, 28		5,489,254	5,262,295
Other accounts payable	26		3,242,929	2,918,903
Accrued expenses			729,193	648,949
Income tax payable			112,429	52,237
Provisions	14		173,322	117,676
Advances received			65,069	625,838
Other current liabilities			87,640	84,066
Total current liabilities			13,961,520	13,885,028

Non-current financial liabilities	12, 26, 28		9,622,352	11,439,776
Non-current provisions	14		86,157	63,805
Defined benefit liabilities, net	13		1,531	1,559
Long-term advances received	15		—	967,050
Deferred tax liabilities	24		4,346	2,069
Other non-current liabilities	26		690,886	629,467
Total non-current liabilities			10,405,272	13,103,726
Total liabilities			24,366,792	26,988,754

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			5,359,769	2,676,014
Reserves	16		479,628	515,976
Total equity attributable to owners of the Controlling Company			9,879,589	7,232,182

Non-controlling interests			1,439,638	1,538,362
Total equity			11,319,227	8,770,544

Total liabilities and equity		₩	35,686,019	35,759,298

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021, 2022 and 2023

(In millions of won, except earnings per share)	Note	2021		2022	2023
Revenue	17, 29	₩	29,878,043	26,151,781	21,330,819
Cost of sales	7, 18, 29		(24,572,939)	(25,027,703)	(20,985,643)
Gross profit			5,305,104	1,124,078	345,176

Selling expenses	18, 19		(933,043)	(895,602)	(575,785)
Administrative expenses	18, 19		(919,409)	(931,117)	(899,902)
Research and development expenses	18		(1,222,044)	(1,382,406)	(1,379,653)
Other income	21		1,252,135	3,185,837	1,472,258
Other expenses	18, 21		(1,280,859)	(4,446,414)	(1,786,234)
Finance income	22		425,835	873,059	1,122,294
Finance costs	22		(916,614)	(966,363)	(1,634,534)
Equity in income (loss) of equity accounted investees, net	8		7,780	5,558	(3,061)

Profit (loss) before income tax			1,718,885	(3,433,370)	(3,339,441)
Income tax expense (benefit)	23		385,341	(237,785)	(762,712)

Profit (loss) for the year			1,333,544	(3,195,585)	(2,576,729)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 23		(163,363)	122,361	49,817
Other comprehensive income (loss) from associates	8		(84)	32	170
			(163,447)	122,393	49,987

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2021, 2022 and 2023

(In millions of won, except earnings per share)	Note	2021		2022	2023
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	23	₩	869,789	(80,963)	23,143
Gain (loss) on valuation of derivative	16, 23		(9,227)	9,227	—
Other comprehensive income (loss) from associates	8, 23		4,497	(9,710)	(2,824)
			865,059	(81,446)	20,319
Other comprehensive income for the year, net of income tax			701,612	40,947	70,306
Total comprehensive income (loss) for the year		₩	2,035,156	(3,154,638)	(2,506,423)

Profit (loss) attributable to:
Owners of the Controlling Company			1,186,182	(3,071,565)	(2,733,742)
Non-controlling interests			147,362	(124,020)	157,013
Profit (loss) for the year		₩	1,333,544	(3,195,585)	(2,576,729)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			1,723,323	(3,006,686)	(2,647,407)
Non-controlling interests			311,833	(147,952)	140,984
Total comprehensive income (loss) for the year		₩	2,035,156	(3,154,638)	(2,506,423)

Earnings (loss) per share (in won)
Basic earnings (loss) per share	25	₩	3,315	(8,584)	(7,640)
Diluted earnings (loss) per share	25	₩	3,130	(8,584)	(7,640)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2022 and 2023

	Attributable to owners of the Controlling Company
(In millions of won)	Share		Share	Retained			Non-controlling	Total
	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2021	₩	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428
Total comprehensive income (loss) for the year (Restated)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2021, 2022 and 2023

	Attributable to owners of the Controlling Company
(In millions of won)	Share		Share	Retained			Non-controlling	Total
	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2023	₩	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,733,742)	—	(2,733,742)	157,013	(2,576,729)
Other comprehensive income (loss)		—	—	49,987	36,348	86,335	(16,029)	70,306
	₩	—	—	(2,683,755)	36,348	(2,647,407)	140,984	(2,506,423)
Transaction with owners, recognized directly in equity
Subsidiaries' dividends distributed to non-controlling Interests		—	—	—	—	—	(42,260)	(42,260)
Balances at December 31, 2023	₩	1,789,079	2,251,113	2,676,014	515,976	7,232,182	1,538,362	8,770,544

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Cash flows from operating activities:
Profit (loss) for the year		₩	1,333,544	(3,195,585)	(2,576,729)

Adjustments for:
Income tax expense (benefit)	23		385,341	(237,785)	(762,712)
Depreciation and amortization	9,10,11,18		4,500,701	4,557,457	4,213,742
Gain on foreign currency translation			(74,125)	(702,144)	(313,378)
Loss on foreign currency translation			193,095	449,980	241,701
Expenses related to defined benefit plans	13,20		144,241	168,260	149,937
Gain on disposal of property, plant and equipment			(19,367)	(25,737)	(34,961)
Loss on disposal of property, plant and equipment			64,350	54,432	102,453
Impairment loss on property, plant and equipment			19,085	1,260,436	60,072
Reversal of impairment loss on property, plant and equipment			(1,121)	(3,181)	(7)
Gain on disposal of intangible assets			(196)	—	(1,989)
Loss on disposal of intangible assets			—	193	55
Impairment loss on intangible assets			29,488	136,372	54,833
Reversal of impairment loss on intangible assets			(1,152)	(1,975)	(242)
Impairment loss on investment property			—	7,736	—
Expense on increase of provisions			216,873	253,075	101,846
Finance income			(352,423)	(607,501)	(594,944)
Finance costs			832,596	781,205	1,162,598
Equity in income of equity method accounted investees, net	8		(7,780)	(5,558)	3,061
Other income			—	(1,681)	(7,030)
Other expenses			15,538	—	—
			7,278,688	2,887,999	1,798,306

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Changes in:
Trade accounts and notes receivable		₩	(964,130)	1,833,491	(1,013,938)
Other accounts receivable			20,395	(55,073)	32,173
Inventories			(1,123,239)	390,672	336,993
Lease receivables			4,765	7,684	7,204
Other current assets			107,679	435,838	92,983
Other non-current assets			(58,821)	(10,125)	1,151
Trade accounts and notes payable			1,037,950	(282,082)	323,548
Other accounts payable			72,640	(625,606)	(47,798)
Accrued expenses			580,404	(514,500)	(47,088)
Provisions			(237,601)	(259,969)	(179,969)
Advances received			(268,074)	(1,977)	(19,461)
Other current liabilities			9,100	(4,188)	(33,367)
Defined benefit liabilities, net			(208,199)	(381,405)	(45,123)
Long-term advances received			—	—	1,580,222
Other non-current liabilities			11,144	167,868	33,493
Cash generated from operating activities			6,262,701	3,588,627	2,819,329

Income taxes paid			(118,305)	(153,969)	(290,102)
Interests received			79,188	77,219	144,402
Interests paid			(470,138)	(500,857)	(990,881)

Net cash provided by operating activities		₩	5,753,446	3,011,020	1,682,748

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Cash flows from investing activities:
Dividends received		₩	4,068	4,461	15,200
Increase in deposits in banks			(694,313)	(1,769,668)	(943,166)
Proceeds from withdrawal of deposits in banks			77,152	756,267	1,785,231
Acquisition of financial assets at fair value through profit or loss			(34,418)	(27,100)	(4,615)
Proceeds from disposal of financial assets at fair value through profit or loss			5,226	412	546
Acquisition of financial assets at fair value through other comprehensive income			—	(3,934)	(3,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	3,547	2,671
Proceeds from disposal of investments in equity accounted investees			4,363	4,800	—
Acquisition of property, plant and equipment			(3,141,430)	(5,079,279)	(3,482,754)
Proceeds from disposal of property, plant and equipment			65,711	171,421	485,659
Acquisition of intangible assets			(635,805)	(830,583)	(672,076)
Proceeds from disposal of intangible assets			2,946	11,392	6,328
Asset-related government grants received			85,983	57,503	7,417
Proceeds from settlement of derivatives, net			8,344	49,145	178,610
Increase in short-term loans			—	(9,643)	—
Proceeds from collection of short-term loans			14,533	9,608	27,411
Increase in long-term loans			(26,473)	(54,033)	—
Increase in deposits			(7,145)	(2,676)	(3,992)
Decrease in deposits			8,154	6,727	4,535
Proceeds from disposal of other assets			—	1,464	6,659

Net cash used in investing activities		₩	(4,263,080)	(6,700,169)	(2,589,336)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Cash flows from financing activities:	28
Proceeds from short-term borrowings		₩	2,573,757	4,487,824	6,729,725
Repayments of short-term borrowings			(2,425,117)	(2,565,541)	(7,446,111)
Proceeds from issuance of bonds			498,027	443,230	469,266
Proceeds from long-term borrowings			1,298,346	4,165,508	4,765,524
Repayments of current portion of long-term borrowings and bonds			(4,344,208)	(4,209,915)	(3,059,960)
Repayment of lease liabilities			(66,941)	(82,296)	(73,483)
Dividends paid			—	(232,580)	—
Subsidiaries' dividends distributed to non-controlling interests			—	(60,206)	(34,098)

Net cash provided by (used in) financing activities			(2,466,136)	1,946,024	1,350,863

Net increase (decrease) in cash and cash equivalents			(975,770)	(1,743,125)	444,275
Cash and cash equivalents at January 1			4,218,099	3,541,597	1,824,649
Effect of exchange rate fluctuations on cash held			299,268	26,177	(11,402)
Cash and cash equivalents at December 31		₩	3,541,597	1,824,649	2,257,522

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

1.
Reporting Entity
(a)
Description of the Controlling Company

LG Display Co., Ltd. (the "Controlling Company") was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2023, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2023, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2023, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2023, there are 18,672,956 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

1.
Reporting Entity, Continued
(b)
Consolidated Subsidiaries as of December 31, 2023

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12,1999	Sell display products	TWD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture and sell display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	75
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*) For the year ended December 31, 2023, the Controlling Company contributed ~~W~~5,839 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~92,900 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

1.
Reporting Entity, Continued
(c)
Information of subsidiaries (before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	₩	1,987,880	1,551,346
Non-current assets		663,181	5,252,614
Current liabilities		324,075	1,261,412
Non-current liabilities		31,466	2,452,327
Net assets		2,295,520	3,090,221
Book value of non-controlling interests		680,757	925,848

Revenue	₩	2,175,878	2,817,308
Profit for the year		380,788	125,446
Profit attributable to non-controlling interests		114,301	37,803

Cash flows from operating activities	₩	890,435	709,243
Cash flows from investing activities		(619,615)	(315,176)
Cash flows from financing activities		(439,390)	(665,170)
Effect of exchange rate fluctuations on cash held		23,538	19,972
Net decrease in cash and cash equivalents		(145,032)	(251,131)
Cash and cash equivalents at January 1		276,802	290,461
Cash and cash equivalents at December 31		131,770	39,330

Dividends distributed to non-controlling interests	₩	—	—

(In millions of won)
	2022
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	₩	1,916,867	2,112,295
Non-current assets		575,020	3,546,253
Current liabilities		336,575	820,041
Non-current liabilities		1,419	2,323,249
Net assets		2,153,893	2,515,258
Book value of non-controlling interests		646,199	753,191

Revenue	₩	1,921,939	2,766,043
Profit(Loss) for the year		133,486	(561,016)
Profit(Loss) attributable to non-controlling interests		39,981	(168,474)

Cash flows from operating activities	₩	486,103	153,043
Cash flows from investing activities		(371,454)	424,405
Cash flows from financing activities		(223,222)	(455,746)
Effect of exchange rate fluctuations on cash held		2,347	(7,471)
Net increase (decrease) in cash and cash equivalents		(106,226)	114,231
Cash and cash equivalents at January 1		131,770	39,330
Cash and cash equivalents at December 31		25,544	153,561

Dividends distributed to non-controlling interests	₩	56,056	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

1.
Reporting Entity, Continued

(In millions of won)
	2023
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30

Current assets	₩	1,908,790	3,796,310
Non-current assets		501,340	2,621,361
Current liabilities		275,264	978,596
Non-current liabilities		560	2,586,633
Net assets		2,134,306	2,852,442
Book value of non-controlling interests		640,322	854,346

Revenue	₩	1,145,472	2,432,838
Profit for the year		108,801	374,836
Profit attributable to non-controlling interests		32,640	112,451

Cash flows from operating activities	₩	426,643	777,354
Cash flows from investing activities		(225,456)	(979,167)
Cash flows from financing activities		(153,664)	365,898
Effect of exchange rate fluctuations on cash held		(972)	(3,571)
Net increase in cash and cash equivalents		46,551	160,514
Cash and cash equivalents at January 1		25,544	153,561
Cash and cash equivalents at December 31		72,095	314,075

Dividends distributed to non-controlling interests	₩	34,098	-

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

2.
Basis of Presenting Financial Statements
(a)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Group’s management on April 19, 2024.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
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

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

▪
Financial instruments (Note 3(f))
▪
Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(l), 10)
▪
Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(t), 24)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

▪
Provisions (Note 3(n), 14)
▪
Inventories (Note 3(e), 7)
▪
Intangible assets (Impairment assessment of non-financial assets) (Note 10)
▪
Employee benefits (Note 13)
▪
Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(t), 24)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.

(a)
Changes in Material Accounting Policies
(i)
Global Minimum Tax

The Group has applied the International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12 ‘Income taxes’) published in December 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the global minimum tax, and require new disclosure about the Pillar Two exposure. (See Note 23)

(ii)
Material accounting policy information

The Group adopted Disclosure of Accounting Policies (Amendments to IAS 1 ‘Presentation of Financial Statements’) from January 1, 2023. Although the amendments did not result in any changes to the accounting polices themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require disclosure of ‘material’ rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The Group has reviewed the accounting policies and has updated the information disclosed in Note 3 (2022 and 2021: Summary of Significant Accounting Policies) accordingly.

(b)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(b)
Consolidation, Continued
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

(v)
Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
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

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
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

The Group make adjustments to reduce the cost of inventory to its net realizable value, for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, technological changes, product life cycle, component cost trends, product pricing. Revisions to these adjustments would be required if these factors differ from the Group’s estimates.

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

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(f)
Financial Instruments, Continued
(i)
Non-derivative financial assets, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

ii)
Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

- how the performance of the portfolio is evaluated and reported to the Group’s management;

- the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

- the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(f)
Financial Instruments, Continued
(i)
Non-derivative financial assets, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

- contingent events that would change the amount or timing of cash flows:

- terms that may adjust the contractual coupon rate, including variable-rate features;

- prepayment and extension features; and

- terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

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

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
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

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2023, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(f)
Financial Instruments, Continued
(iv)
Derivative financial instruments, Continued

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

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
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
Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(i)
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
(ii)
Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale,

- its intention to complete the intangible asset and use or sell it,

- its ability to use or sell the intangible asset,

- how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(j)
Intangible Assets, Continued
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

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(k)
Investment property, Continued

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

(l)
Impairment
(i)
Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

- debt instruments that are determined to have low credit risk at the reporting date; and

- other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(l)
Impairment, Continued
(i)
Financial assets, Continued

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

Evidence that a financial asset is credit-impaired includes the following observable data:

- significant financial difficulty of the issuer or the borrower;

- the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

- it is probable that the borrower will enter bankruptcy or other financial reorganization; or

- the disappearance of an active market for a security because of financial difficulties.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(l)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(m)
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

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(m)
Leases, Continued
(i)
As a lessee, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(n)
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

(o)
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

(p)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(p)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(q)
Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract→② Identifying performance obligations→③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

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

(r)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(s)
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

(t)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

3.
Material Accounting Policies, Continued
(t)
Income Tax, Continued
(ii)
Deferred tax, Continued

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

(u)
Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(v)
Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

(i)
Classification of Liabilities as Current or Non-Current Liabilities with Covenants (Amendments to IAS 1, ‘Presentation of Financial Statements’)

The amendments aim to clarify the requirements in determining whether a liability is current or non-current and require new disclosure for non-current liabilities that are subject to future covenants. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group has borrowings that are subject to specific covenants. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(ii)
Supplier Finance Arrangements (Amendments to IAS 7 ‘Statement of Cash Flows’ and IFRS 7 ‘Financial Instruments: Disclosures’)

The amendments introduce new disclosure relating to supplier finance arrangements that assist users of the financial statements to assess the effects of these arrangements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group participates in supply chain financing arrangements for which the new disclosures will apply. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(iii)
IFRS 18, ‘Presentation and Disclosure in Financial Statements’

On April 9, 2024, the IASB published IFRS 18 'Presentation and Disclosure in Financial Statements'.IFRS 18, which replaces IAS 1, ‘Presentation of Financial Statements’, introduces new disclosure requirements regarding the required presentation of 'operating profit', management performance measures and improvement on grouping information within the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Group is in the process of assessing the impact from meeting the new disclosure requirements.

(iv)
The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

- Lease Liability in a Sale and Leaseback (Amendments to IFRS No. 16, ‘Lease’.)

- Lack of Exchangeability (Amendments to IAS No. 21,‘The Effects of Changes in Foreign Exchange Rates’.)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

4.
Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2022 and December 31, 2023 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Current assets
Cash and cash equivalents
Cash	₩	1,076	3
Deposits		1,823,573	2,257,519
	₩	1,824,649	2,257,522
Deposits in banks
Time deposits	₩	267,163	900
Restricted deposits(*)		1,455,444	905,071
	₩	1,722,607	905,971
Non-current assets
Deposits in banks
Restricted deposits(*)	₩	11	11

(*) Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Controlling Company and subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

5.
Trade Accounts and Notes Receivable, Other Accounts Receivable and Others
(a)
Trade accounts and notes receivable as of December 31, 2022 and December 31, 2023 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Due from third parties	₩	2,042,746	2,827,163
Due from related parties		316,168	390,930
	₩	2,358,914	3,218,093

(b)
Other accounts receivable as of December 31, 2022 and December 31, 2023 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Current assets
Non-trade receivables, net	₩	146,921	112,739
Accrued income		22,505	14,246
	₩	169,426	126,985

Due from related parties included in other accounts receivable, as of December 31, 2022 and 2023 are ~~W~~12,957 million and ~~W~~11,520 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

5.
Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued
(c)
The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2022 and December 31, 2023 are as follows:

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	₩	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	-	(1)	-
31-60 days past due		391	201	-	(1)
More than 60 days past due		12,354	3,936	(29)	(47)
	₩	2,359,789	171,204	(875)	(1,778)

(In millions of won)	December 31, 2023
	Book value		Allowance for impairment
	Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	₩ 3,212,514	123,919	(932)	(191)
1-15 days past due	3,077	1,357	(1)	-
16-30 days past due	3,435	156	-	(2)
31-60 days past due	-	168	-	(2)
More than 60 days past due	-	1,592	-	(12)
	₩ 3,219,026	127,192	(933)	(207)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)	Trade accounts and notes receivable
	2021		2022	2023
Balance at the beginning of the year	₩	1,047	1,204	875
(Reversal of) bad debt expense		157	(329)	58
Balance at the end of the year	₩	1,204	875	933

(In millions of won)	Other accounts receivable
	2021		2022	2023
Balance at the beginning of the year	₩	1,778	2,005	1,778
(Reversal of) bad debt expense		227	(227)	(239)
Write-off	-		-	(1,332)
Balance at the end of the year	₩	2,005	1,778	207

(d)
Other current assets as of December 31, 2022 and 2023 are as follows:

(In millions of won)	December 31, 2022		December 31, 2023
Advanced payments	₩	22,134	1,675
Prepaid expenses		74,420	103,355
Value added tax refundable		220,182	143,608
Right to recover returned goods		8,155	5,121
	₩	324,891	253,759

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

6.
Other Financial Assets

Other financial assets as of December 31, 2022 and 2023 are as follows:

(In millions of won)	December 31, 2022		December 31, 2023
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	₩	119,417	136,762
Financial assets carried at amortized cost
Deposits	₩	8,962	1,356
Short-term loans		30,062	26,375
Lease receivables		6,914	4,130
	₩	45,938	31,861
	₩	165,355	168,623

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	₩	96,064	87,027
Convertible securities		1,797	3,127
Derivatives(*)		110,663	32,941
	₩	208,524	123,095
Financial assets carried at amortized cost
Deposits	₩	17,624	17,022
Long-term loans		58,806	33,509
Lease receivables		4,144	—
	₩	80,574	50,531
	₩	289,098	173,626

(*) Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

7.
Inventories

Inventories as of December 31, 2022 and 2023 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Finished goods	₩	822,177	750,775
Work-in-process		1,235,363	1,145,606
Raw materials		651,602	457,356
Supplies		163,776	173,991
	₩	2,872,918	2,527,728

For the years ended December 31, 2021, 2022 and 2023, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales and usage of inventory write-downs are as follows:

(In millions of won)
	2021		2022	2023
Inventories recognized as cost of sales	₩	24,572,939	25,027,703	20,985,643
Including: Inventory write-downs		224,576	245,619	192,627
Usage of inventory write-downs		213,932	224,576	245,619

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2021, 2022 and 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

8.
Investments in Equity Accounted Investees
(a)
Associates as of December 31, 2022 and 2023 are as follows:

(In millions of won)
					2022			2023
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	₩	42,784	40%	₩	24,200
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		13,576	13%		7,106
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,976	16%		28,564
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,133	14%		20,871
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	10%		—

(In millions of won)
					2022			2023
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.(*2)(*3)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	₩	3,650	16%	₩	3,588
						₩	109,119		₩	84,329

(*1) During 2023, the Controlling Company recognized an impairment loss of ~~W~~5,662 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2) During 2023, the Controlling Company recognized an impairment loss of ~~W~~1,146 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*3) During 2023, due to the investee’s acquisition of treasury shares, the Group's shareholding ratio increased from 10% to 16%.

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

As of December 31, 2023, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~7,106 million, ~~W~~21,320 million and ~~W~~29,160 million, respectively. Dividends income recognized from equity method investees for the years ended December 31, 2021, 2022 and 2023 amounted to ~~W~~4,068 million, ~~W~~4,461 million and ~~W~~15,200 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

8.
Investments in Equity Accounted Investees, Continued
(b)
Summary of financial information of Paju Electric Glass Co., Ltd., a significant associate of the Group, as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)	December 31, 2022		December 31, 2023
Total assets	₩	136,784	109,992
Current assets		98,490	94,705
Non-current assets		38,294	15,287
Total liabilities		29,118	47,875
Current liabilities		28,332	47,459
Non-current liabilities		786	416

(In millions of won)	2021		2022	2023
Revenue	₩	425,516	319,264	184,880
Profit(loss) for the year		13,364	6,192	(2,655)
Other comprehensive loss		(1,258)	(10,216)	(4,894)
Total comprehensive income (loss)		12,106	(4,024)	(7,549)

(c)
Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2022 and 2023 are as follows:
(i)
As of December 31, 2022

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	₩	107,666	40%	43,066	—	(282)	—	42,784

(ii)
As of December 31, 2023

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	₩	62,117	40%	24,847	—	(647)	—	24,200

(d)
Book value of other associates, in aggregate, as of December 31, 2022 and 2023 are as follows:
(i)
As of December 31, 2022

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit for the year	Other comprehensive loss	Total comprehensive loss
Other associates	₩	66,335	2,724	(7,516)	(4,792)

(ii)
As of December 31, 2023

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit for the year	Other comprehensive loss	Total comprehensive loss
Other associates	₩	60,129	(1,634)	(722)	(2,356)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

8.
Investments in Equity Accounted Investees, Continued
(e)
Changes in investments in associates accounted for using the equity method for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)
		2022
Company		January 1		Reclassification(*)	Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	₩	48,398	—	(4,361)	2,834	(4,087)	—	42,784
	Others		78,321	(10,620)	(100)	2,724	(7,516)	3,526	66,335
		₩	126,719	(10,620)	(4,461)	5,558	(11,603)	3,526	109,119

(*) During 2022, certain investment was reclassified into the financial asset at fair value through profit or loss as the Group lost its right to appoint members of the board of directors due to the changes in contractual arrangement.

(In millions of won)
		2023
Company		January 1		Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	₩	42,784	(15,200)	(1,427)	(1,957)	—	24,200
	Others		66,335	—	(1,634)	(722)	(3,850)	60,129
		₩	109,119	(15,200)	(3,061)	(2,679)	(3,850)	84,329

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

9.
Property, Plant and Equipment
(a)
Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in- progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	₩	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190
Accumulated depreciation as of January 1, 2022		—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)
Accumulated impairment loss as of January 1, 2022		—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)
Book value as of January 1, 2022	₩	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446
Additions		—	—	—	—	5,709,828	72,567	—	5,782,395
Depreciation		—	(373,089)	(3,182,783)	(83,747)	—	(76,370)	(269,796)	(3,985,785)
Disposals		(3,573)	—	(172,547)	(477)	—	—	(36,958)	(213,555)
Impairment loss (*3)		—	(252,997)	(672,061)	(6,912)	(292,564)	(3,439)	(29,282)	(1,257,255)
Others (*4)		45,771	196,747	1,732,712	78,497	(2,425,047)	(420)	334,931	(36,809)
Government grants received		—	—	(57,503)	—	—	—	—	(57,503)
Effect of movements in exchange rates		—	27,755	116,514	2,738	5,895	454	3,643	156,999
Book value as of December 31, 2022	₩	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933
Acquisition cost as of December 31, 2022	₩	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077
Accumulated depreciation as of December 31, 2022	₩	—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)
Accumulated impairment loss as of December 31, 2022	₩	—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

(*1) As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) During 2022, Display (Large OLED) CGU was assessed for impairment, and impairment losses amounting to ~~W~~1,236,563 million are recognized as other expenses

(*4) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

9.
Property, Plant and Equipment, Continued
(b)
Changes in property, plant and equipment for the year ended December 31, 2023 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in- progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2023	₩	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077
Accumulated depreciation as of January 1, 2023		—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)
Accumulated impairment loss as of January 1, 2023		—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)
Book value as of January 1, 2023	₩	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933
Additions		—	—	—	—	3,392,876	74,611	—	3,467,487
Depreciation		—	(376,264)	(2,837,242)	(75,727)	—	(68,349)	(279,200)	(3,636,782)
Disposals		(330)	(758)	(506,420)	(1,896)	—	—	(43,368)	(552,772)
Impairment loss (*3)		—	8	(53,513)	(6)	—	—	(6,554)	(60,065)
Others (*4)		(2,902)	1,494,070	3,963,010	60,585	(5,900,151)	—	374,182	(11,206)
Government grants received		—	—	(7,417)	—	—	—	—	(7,417)
Effect of movements in exchange rates		—	9,189	39,066	964	3,626	326	983	54,154
Book value as of December 31, 2023	₩	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332
Acquisition cost as of December 31, 2023	₩	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884
Accumulated depreciation as of December 31, 2023	₩	—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)
Accumulated impairment loss as of December 31, 2023	₩	—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)

(*1) As of December 31, 2023, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) Impairment losses of ~~W~~60,065 million are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*4) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

9.
Property, Plant and Equipment, Continued

(c)
Capitalized borrowing costs and capitalization rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Capitalized borrowing costs	₩	64,606	152,074	258,168
Capitalization rate		3.69%	3.11%	5.18%

(d)
The Group provides a portion of property, plant and equipment as an operating lease. During 2023, rental income from property, plant and equipment is W2,271 million (2021: ~~W~~1,978 million, 2022: ~~W~~2,806 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

10.
Intangible Assets and Non-financial Assets Impairment
(a)
Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2022	₩	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300
Accumulated amortization as of January 1, 2022		(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)
Accumulated impairment loss as of January 1, 2022		(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)
Book value as of January 1, 2022	₩	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898
Additions - internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions - external purchases		187,114	24,741	7,004	—	95,179	—	—	—	—	314,038
Amortization (*1)		(192,983)	(105,615)	—	(272,102)	—	—	(168)	—	—	(570,868)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(34,901)	(17,799)	(42)	(54,649)	—	—	(43)	(26,963)	—	(134,397)
Transfer from construction-in-progress		—	85,319	—	—	(85,319)	—	—	—	—	—
Effect of movements in exchange rates		10,108	(2,957)	33	—	(1,253)	—	—	2,185	—	8,116
Book value as of December 31, 2022	₩	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957
Acquisition cost as of December 31, 2022	₩	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075
Accumulated amortization as of December 31, 2022	₩	(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)
Accumulated impairment loss as of December 31, 2022	₩	(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) Others mainly consist of rights to use electricity and gas supply facilities.

(*3) During 2022, Display (Large OLED) CGU was assessed for impairment, and impairment losses amounting to ~~W~~93,966 million are recognized as other expenses. The impairment amount is allocated to goodwill, development costs, intellectual property rights and others.

(*4) The Group recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

10.
Intangible Assets and Non-financial Assets Impairment, Continued
(b)
Changes in intangible assets for the year ended December 31, 2023 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2023	₩	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075
Accumulated amortization as of January 1, 2023		(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)
Accumulated impairment loss as of January 1, 2023		(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)
Book value as of January 1, 2023	₩	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957
Additions - internally developed		—	—	—	493,608	—	—	—	—	—	493,608
Additions - external purchases		118,344	—	—	—	117,443	—	—	—	—	235,787
Amortization (*1)		(187,819)	(105,285)	—	(363,162)	—	—	(163)	—	—	(656,429)
Disposals		(202)	(396)	(3,796)	—	—	—	—	—	—	(4,394)
Impairment loss (*3)		(1,633)	(425)	—	(52,775)	—	—	—	—	—	(54,833)
Reversal of impairment loss		—	—	242	—	—	—	—	—	—	242
Transfer from construction-in-progress		—	115,275	—	(1,429)	(112,568)	—	—	—	—	1,278
Effect of movements in exchange rates		2,433	2,712	6	—	(8)	—	—	596	—	5,739
Book value as of December 31, 2023	₩	828,779	223,454	21,922	641,461	33,036	—	1,146	24,157	—	1,773,955
Acquisition cost as of December 31, 2023	₩	2,189,071	1,403,157	23,463	2,295,468	33,036	59,176	12,763	109,115	13,081	6,138,330
Accumulated amortization as of December 31, 2023	₩	(1,299,655)	(1,160,702)	—	(1,509,575)	—	(37,491)	(11,574)	—	(13,081)	(4,032,078)
Accumulated impairment loss as of December 31, 2023	₩	(60,637)	(19,001)	(1,541)	(144,432)	—	(21,685)	(43)	(84,958)	—	(332,297)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) Others mainly consist of rights to use electricity and gas supply facilities.

(*3) The Group recognized an impairment loss amounting to ~~W~~52,775 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

10.
Intangible Assets and Non-financial Assets Impairment, Continued
(c)
Development costs and Intellectual property rights as of December 31, 2022 and 2023 are as follows:

Development costs

(i)
As of December 31, 2022

(In millions of won)
Classification	Product type	Book Value
	TV	₩	55,187
Development completed	IT		24,684
	Mobile and others		199,552
		₩	279,423
	TV	₩	60,376
Development in process	IT		100,380
	Mobile and others		125,040
		₩	285,796
		₩	565,219

(ii)
As of December 31, 2023

(In millions of won)
Classification	Product type	Book Value
	TV	₩	43,956
Development completed	IT		63,049
	Mobile and others		190,487
		₩	297,492
	TV	₩	46,368
Development in process	IT		175,023
	Mobile and others		122,578
		₩	343,969
		₩	641,461

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

10.
Intangible Assets and Non-financial Assets Impairment, Continued

Intellectual property rights

(i)
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

(ii)
As of December 31, 2023

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
	Direct additions	₩	214,634	7.1
Patent	Licenses agreement(*2)		611,801	5.5
		₩	826,435
Other			2,344	3.6
		₩	828,779

(*1) Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

10.
Intangible Assets and Non-financial Assets Impairment, Continued
(d)
Impairment assessment on CGU as of December 31, 2022
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

(In millions of won)
			2022
	December 31, 2021		Effect of movements in exchange rates	Changes in CGU (*)	Impairment	December 31, 2022
Display CGU	₩	48,339	2,185	(26,963)	—	23,561
Display (Large OLED) CGU		—	—	26,963	(26,963)	—
	₩	48,339	2,185	—	(26,963)	23,561

(*) During 2022, a portion of goodwill allocated to Display CGU as of December 31, 2021 was re-allocated to Display (Large OLED) CGU.

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

For the years ended December 31, 2021, 2022 and 2023

10. Intangible Assets and Non-financial Assets Impairment, Continued

(d)
Impairment assessment on CGU as of December 31, 2022, Continued

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

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2021
Display CGU	10.5%	8.4%	1.0%
2022
Display CGU	10.8%	9.0%	1.0%
Display (Large OLED) CGU	10.5%	9.0%	1.0%

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

For the years ended December 31, 2021, 2022 and 2023

10. Intangible Assets and Non-financial Assets Impairment, Continued

(e)
Impairment assessment on CGU as of December 31, 2023

As of December 31, 2023, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2023, the Group performed impairment assessment for Display CGU. All the goodwill balance as of December 31, 2023 is allocated to the Display CGU.

The recoverable amount of Display CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Growth rates for subsequent years(“Terminal growth rate”) and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2022
Display CGU	10.8%	9.0%	1.0%
2023
Display CGU	10.9%	9.0%	1.0%

(*) The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group's credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment for Display CGU, the recoverable amount exceeded its carrying amount by ~~W~~975,459 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.92% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

11.
Investment Property

(a)
Changes in investment property for the year ended December 31, 2022 and 2023 are as follows:

(In millions of won)
	2022		2023
Book value as of January 1	₩	—	28,269
Transfer from property, plant and equipment		36,809	9,928
Depreciation		(804)	(4,962)
Impairment loss		(7,736)	—
Others		—	(240)
Book value as of December 31	₩	28,269	32,995

(b)
During 2023, rental income from investment property is ~~W~~5,478 million (2022: ~~W~~358 million).
12.
Financial Liabilities
(a)
Financial liabilities as of December 31, 2022 and 2023 are as follows:

(In millions of won)	December 31, 2022		December 31, 2023
Current
Short-term borrowings	₩	2,578,552	1,875,635
Current portion of long-term borrowings		2,538,917	2,934,693
Current portion of bonds		316,648	369,716
Derivatives(*1)		14,443	26,193
Fair value hedging derivatives(*2)		—	7,392
Lease liabilities		40,694	48,666
	₩	5,489,254	5,262,295
Non-current
Long-term borrowings	₩	8,425,195	10,230,658
Bonds		1,132,098	1,118,427
Derivatives (*1)		32,965	37,333
Fair value hedging derivatives (*2)		—	28,660
Lease liabilities		32,094	24,698
	₩	9,622,352	11,439,776

(*1) Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2) Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

12.
Financial Liabilities, Continued
(b)
Short-term borrowings as of December 31, 2022 and 2023 are as follows.

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2022	December 31, 2023
Standard Chartered Bank Korea Limited and others	3.40~6.95	₩ 2,578,552	1,875,635
Foreign currency equivalent		USD 1,252	USD 747
		CNY 1,000	CNY 345

(c)
Won denominated long-term borrowings as of December 31, 2022 and 2023 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2022		December 31, 2023
LG Electronics Inc.	6.06	₩	—	1,000,000
Korea Development Bank and others	1.90~7.50		2,986,102	3,490,967
Less current portion of long-term borrowings		₩	(1,341,500)	(776,000)
		₩	1,644,602	3,714,967

(d)
Foreign currency denominated long-term borrowings as of December 31, 2022 and 2023 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2022	December 31, 2023
KEB Hana Bank and others	1.82~8.60	₩ 7,978,010	8,674,384
Foreign currency equivalent		USD 3,494	USD 3,222
		CNY 19,569	CNY 24,991
Less current portion of long-term borrowings		₩ (1,197,417)	(2,158,693)
		₩ 6,780,593	6,515,691

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

12.
Financial Liabilities, Continued
(e)
Details of bonds issued and outstanding as of December 31, 2022 and 2023 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2023 (%)	December 31, 2022		December 31, 2023
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2024 ~ February 2027	2.29~3.66	₩	1,215,000	1,025,000
Privately issued bonds	January 2025 ~ January 2026	7.20~7.25		110,000	337,000
Less discount on bonds				(2,927)	(2,120)
Less current portion				(189,975)	(369,716)
			₩	1,132,098	990,164
Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2026	7.29	₩	126,730	128,940
Foreign currency equivalent (contractual par amount)			USD 100		USD 100
Less discount on bonds				(57)	(677)
Foreign currency equivalent (discount on bonds)			USD (0)		USD (1)
Less current portion				(126,673)	—
			₩	—	128,263
			₩	1,132,098	1,118,427

(*1) Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

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

(a)
Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2022 and 2023 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Present value of partially funded defined benefit obligations	₩	1,602,697	1,491,146
Fair value of plan assets		(2,048,687)	(1,897,025)
	₩	(445,990)	(405,879)
Defined benefit liabilities, net	₩	1,531	1,559
Defined benefit assets, net	₩	447,521	407,438

(b)
Changes in the present value of the defined benefit obligations for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)	2022		2023
Defined benefit obligations at January 1	₩	1,684,096	1,602,697
Current service cost		173,534	173,879
Interest cost		59,104	83,793
Remeasurements (before tax)		(195,908)	(65,505)
Benefit payments		(116,472)	(287,100)
Net transfers from (to) related parties		(1,363)	(16,551)
Others		(294)	(67)
Defined benefit obligations at December 31	₩	1,602,697	1,491,146

Weighted average remaining maturity of defined benefit obligations as of December 31, 2022 and 2023 are 12.95 years and 12.20 years, respectively.

(c)
Changes in fair value of plan assets for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)	2022		2023
Fair value of plan assets at January 1	₩	1,750,783	2,048,687
Expected return on plan assets		64,378	107,735
Remeasurements (before tax)		(30,044)	(870)
Contributions by employer directly to plan assets		371,398	2,219
Benefit payments		(107,828)	(260,528)
Net transfers from (to) related parties		—	(218)
Fair value of plan assets at December 31	₩	2,048,687	1,897,025

The estimated contributions payable in the following financial year is ~~W~~180,902 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

13.
Employee Benefits, Continued
(d)
Plan assets as of December 31, 2022 and 2023 are as follows:

(In millions of won)	December 31, 2022		December 31, 2023
Guaranteed deposits in banks	₩	2,048,687	1,897,025

As of December 31, 2023, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)
Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)	2021		2022	2023
Current service cost	₩	150,136	173,534	173,879
Net interest cost		(5,895)	(5,274)	(23,942)
	₩	144,241	168,260	149,937

Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)	2021		2022	2023
Cost of sales	₩	110,750	128,706	114,226
Selling expenses		6,631	8,017	7,138
Administrative expenses		16,496	18,780	16,865
Research and development expenses		10,364	12,757	11,708
	₩	144,241	168,260	149,937

(f)
Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)	2021		2022	2023
Balance at January 1	₩	38,154	(125,293)	(2,900)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(124,974)	(83,376)	66,461
Demographic assumptions		(7,206)	(8,020)	(85)
Financial assumptions		(73,138)	287,304	(871)
Return on plan assets		(15,483)	(30,044)	(870)
Group’s share of associates regarding remeasurements		(84)	32	170
	₩	(220,885)	165,896	64,805
Income tax	₩	57,438	(43,503)	(14,818)
Balance at December 31	₩	(125,293)	(2,900)	47,087

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

13.
Employee Benefits, Continued
(g)
Principal actuarial assumptions as of December 31, 2022 and 2023 (expressed as weighted averages) are as follows:

	December 31, 2022	December 31, 2023
Expected rate of salary increase	4.7%	4.0%
Discount rate for defined benefit obligations	5.4%	4.6%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2022	December 31, 2023
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)
Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2023:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	₩	(157,102)	184,374
Expected rate of salary increase		192,107	(165,703)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

14.
Provisions
(a)
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

(b)
Changes in provisions for the year ended December 31, 2023 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	₩	1,680	249,368	8,431	259,479
Additions (reversal)		126	101,846	(2,551)	99,421
Usage		—	(177,419)	—	(177,419)
Balance at December 31, 2023	₩	1,806	173,795	5,880	181,481
Current	₩	1,806	109,990	5,880	117,676
Non-current	₩	—	63,805	—	63,805

(*) Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

15.
Contingent Liabilities and Commitments
(a)
Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2023, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,289,400 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

15.
Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold, but not yet due, accounts receivables by contract are as follows:

(In millions of USD and won)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Sumitomo Mitsui Banking Corporation	USD	20	25,788		—	—
	MUFG Bank	USD	180	232,092	USD	3	3,815
	BNP Paribas	USD	15	19,341		—	—
	ING Bank	USD	40	51,576	USD	7	9,026
		USD	255	328,797	USD	10	12,841
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	100	128,940		—	—
	United Overseas Bank Limited	USD	150	193,410	USD	50	64,478
	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	64,470		—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD	300	386,820		—	—
	ING Bank	USD	50	64,470		—	—
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	19,341		—	—
	Australia and New Zealand Banking Group Ltd.	USD	160	206,304	USD	39	50,159
LG Display Germany GmbH	BNP Paribas	USD	135	174,069	USD	55	70,906
LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	515,760	USD	200	257,881
	Standard Chartered Bank	USD	1,000	1,289,400	USD	868	1,119,287
	ING Bank	USD	150	193,410	USD	30	38,735
LG Display Japan Co., Ltd.	Standard Chartered Bank	USD	120	154,728	USD	20	25,790
	Chelsea Capital Corporation	USD	20	25,788		—	—
LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	38,682	USD	20	25,797
		USD	2,680	3,455,592	USD	1,282	1,653,033
		USD	2,935	3,784,389	USD	1,292	1,665,874

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

15.
Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2023, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of USD and won)
		Contractual amount	KRW equivalent
KEB Hana Bank	USD	450	₩	580,230
Industrial Bank of Korea	USD	450		580,230
Industrial and Commercial Bank of China	USD	200		257,880
Shinhan Bank	USD	70		90,258
KB Kookmin Bank	USD	700		902,580
MUFG Bank	USD	100		128,940
The Export–Import Bank of Korea	USD	100		128,940
	USD	2,070	₩	2,669,058

Payment guarantees

The Controlling Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries were provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 850 million (~~W~~153,714 million), JPY 900 million (~~W~~8,214 million), VND 73,279 million (~~W~~3,898 million), and USD 0.5 million (~~W~~689 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2023, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2023.

Long-term supply agreement

As of December 31, 2023, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,200 million (~~W~~1,547,280 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Controlling Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

15.
Contingent Liabilities and Commitments, Continued

Pledged assets

The pledged assets has provided by the Group are as follows:

(In millions of won, USD and CNY)
Pledged Assets	Carrying amount	Maximum bond amount	Secured creditor	Borrowing amount
Property, plant and equipment and others	₩ 507,234	1,200,000	LG Electronics Inc.	1,000,000
	89,703	326,400	Korea Development Bank and others	272,000
	264,335	780,000	Korea Development Bank and others	200,000
	711,885	—	China Construction Bank Corporation and others	CNY 9,330
Deposits in banks and others	CNY 5,825	1,053,338	Shinhan Bank and others	USD 400
				450,000

The property, plant and equipment amounting to ~~W~~89,703 million are provided as collateral for borrowings of ~~W~~272,000 million and ~~W~~200,000 million to Korea Development Bank and others.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2023 are ~~W~~838,126 million. This commitment has not been recognized in these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

16.
Share Capital, Share Premium and Reserves
(a)
Share capital and Share Premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2022 and December 31, 2023, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to December 31, 2023.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to December 31, 2023.

(b)
Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2022 and 2023 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Foreign currency translation differences for foreign operations	₩	509,620	548,792
Other comprehensive loss from associates		(29,992)	(32,816)
	₩	479,628	515,976

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

16.
Share Capital, Share Premium and Reserves, Continued

The movement in reserves for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2021	₩	—	(138,667)	(24,779)	(163,446)
Change in reserves		(9,227)	705,318	4,497	700,588
December 31, 2021		(9,227)	566,651	(20,282)	537,142
January 1, 2022		(9,227)	566,651	(20,282)	537,142
Change in reserves		9,227	(57,031)	(9,710)	(57,514)
December 31, 2022		—	509,620	(29,992)	479,628
January 1, 2023		—	509,620	(29,992)	479,628
Change in reserves		—	39,172	(2,824)	36,348
December 31, 2023	₩	—	548,792	(32,816)	515,976

17.
Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2021, 2022 and 2023.

(a)
Revenue by geography

(In millions of won)
	2021		2022(*)	2023
Domestic	₩	632,531	678,246	633,529
Foreign
China		19,866,707	17,434,407	14,704,357
Asia (excluding China)		3,256,126	2,796,648	2,397,980
Americas		3,263,055	3,078,924	2,079,628
Europe (excluding Poland)		1,159,669	988,566	613,924
Poland		1,699,955	1,387,946	901,401
	₩	29,245,512	25,686,491	20,697,290
	₩	29,878,043	26,364,737	21,330,819

(*) Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~11,119,769million and ~~W~~3,371,229 million, respectively, for the year ended December 31, 2023 (2021: ~~W~~12,019,534 million and ~~W~~5,924,262 million, 2022: ~~W~~11,731,702million and ~~W~~4,699,282 million, respectively). The Group’s top ten end-brand customers together accounted for 87% of sales for the year ended December 31, 2023 (2021: 86%, 2022: 86%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

17.
Geographic and Other Information, Continued
(b)
Non-current assets by geography

(In millions of won)
	December 31, 2022				December 31, 2023
	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	₩	14,042,794	1,633,866	28,269	13,583,136	1,683,116	32,995
Foreign
China		4,302,527	53,388	—	3,358,395	32,009	—
Vietnam		2,590,438	20,315	—	3,244,729	31,472	—
Others		11,174	45,388	—	14,072	27,358	—
	₩	6,904,139	119,091	—	6,617,196	90,839	—
	₩	20,946,933	1,752,957	28,269	20,200,332	1,773,955	32,995

(c)
Revenue by product and services

(In millions of won)
	2021		2022(*)	2023
TV	₩	9,466,192	6,975,269	4,331,474
IT		12,458,740	11,197,954	7,853,034
Mobile and others		7,953,111	8,191,514	9,146,311
	₩	29,878,043	26,364,737	21,330,819

(*) Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

The proportion of revenue from OLED products to total revenue disclosed above was 36%, 40% and 48% for the years ended December 31, 2021, 2022 and 2023, respectively.

18.
The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Changes in inventories	₩	(1,179,232)	477,457	345,190
Purchases of raw materials, merchandise and others		15,207,659	13,521,132	10,810,985
Depreciation and amortization		4,500,701	4,557,457	4,213,742
Outsourcing		776,755	1,096,681	922,565
Labor		3,795,943	3,669,275	3,439,608
Supplies and others		1,235,473	1,212,142	938,568
Utility		1,029,953	1,189,105	1,193,025
Fees and commissions		789,885	834,449	704,763
Shipping		345,204	276,253	124,770
Advertising		126,335	108,315	76,404
Warranty		216,873	251,395	101,846
Travel		59,519	66,428	66,201
Taxes and dues		141,131	144,038	129,784
Others		720,467	2,322,067	1,043,238
	₩	27,766,666	29,726,194	24,110,689

Total expenses consist of cost of sales, selling and administrative expenses, research and development expenses and other expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

19.
Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Salaries	₩	387,414	354,709	372,966
Expenses related to defined benefit plans		22,859	26,872	24,822
Other employee benefits		86,757	91,396	86,692
Shipping		298,684	213,613	91,960
Fees and commissions		248,478	272,337	253,495
Depreciation		267,042	263,739	264,982
Taxes and dues		74,542	69,851	65,528
Advertising		126,335	108,315	76,404
Warranty		216,873	251,395	101,846
Insurance		16,654	15,100	13,610
Travel		6,935	17,912	18,421
Training		15,556	15,458	9,775
Others		84,323	126,022	95,186
	₩	1,852,452	1,826,719	1,475,687

20.
Personnel Expenses

Details of personnel expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Salaries and wages	₩	3,138,798	2,975,325	2,850,927
Other employee benefits		589,598	652,915	613,072
Contributions to National Pension plan		68,962	77,062	81,625
Expenses related to defined benefit plans and defined contribution plans		144,739	169,362	158,756
	₩	3,942,097	3,874,664	3,704,380

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

21.
Other Income and Other Expenses
(a)
Details of other income for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Foreign currency gain	₩	1,210,689	3,098,553	1,398,181
Gain on disposal of property, plant and equipment		19,367	25,737	34,961
Gain on disposal of intangible assets		196	—	1,989
Reversal of impairment loss on property, plant and equipment		1,121	3,181	7
Reversal of impairment loss on intangible assets		1,152	1,975	242
Rental income		1,978	2,806	2,271
Others		17,632	53,585	34,607
	₩	1,252,135	3,185,837	1,472,258

(b)
Details of other expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Foreign currency loss	₩	1,161,628	2,957,048	1,516,528
Loss on disposal of property, plant and equipment		64,350	54,432	102,453
Impairment loss on property, plant and equipment		19,085	1,260,436	60,072
Loss on disposal of intangible assets		—	193	55
Impairment loss on intangible assets		29,488	136,372	54,833
Impairment loss on investments		—	7,736	—
Others		6,308	30,197	52,293
	₩	1,280,859	4,446,414	1,786,234

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

22.
Finance Income and Finance Costs
(a)
Finance income and costs recognized in profit or loss for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Finance income
Interest income	₩	88,888	85,624	134,664
Foreign currency gain		81,600	308,665	560,633
Gain on disposal of investments in equity accounted investees		—	2,993	2,994
Reversal of impairment loss on investments in equity accounted investees		4,701	613	—
Gain on transaction of derivatives		9,393	49,503	178,610
Gain on valuation of derivatives		234,742	193,570	239,973
Gain on disposal of financial assets at fair value through profit or loss		—	173	132
Gain on valuation of financial assets at fair value through profit or loss		6,511	11,678	5,288
Gain on valuation of financial liabilities at fair value through profit or loss		—	220,240	—
	₩	425,835	873,059	1,122,294

Finance costs
Interest expense	₩	434,089	414,521	723,429
Foreign currency loss		381,132	440,604	512,456
Loss on disposal of investments in equity accounted investees		—	80	37
Impairment loss on investments in equity accounted investees		2,609	—	6,808
Loss on repayment of borrowings and bonds		250	2,672	167
Loss on sale of trade accounts and notes receivable		4,877	37,087	48,600
Loss on transaction of derivatives		1,049	359	—
Loss on valuation of derivatives		21,795	65,585	316,467
Loss on valuation of financial assets at fair value through profit or loss		704	5,205	18,562
Loss on valuation of financial liabilities at fair value through profit or loss		68,421	—	—
Others		1,688	250	8,008
	₩	916,614	966,363	1,634,534

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

23.
Income Tax Expense (Benefit)
(a)
Details of income tax expense (benefit) for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Current tax expense (benefit)
Current year	₩	199,591	206,465	260,556
Adjustment for prior years		163,570	(59,484)	(67,985)
	₩	363,161	146,981	192,571
Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	₩	60,233	(842,529)	(1,112,066)
Change in unrecognized deferred tax assets(*)		(38,053)	457,763	156,783
	₩	22,180	(384,766)	(955,283)
Income tax expense (benefit)	₩	385,341	(237,785)	(762,712)

(*) Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carryforwards.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

23.
Income Tax Expense (Benefit), Continued
(b)
Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2021, 2022, and 2023 are as follows:

(In millions of won)
	2021
	Before tax		Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	(220,801)	57,438	(163,363)
Gain (loss) on valuation of derivatives		(12,495)	3,268	(9,227)
Foreign currency translation differences for foreign operations		871,292	(1,503)	869,789
Change in equity of equity method investee		6,364	(1,951)	4,413
	₩	644,360	57,252	701,612

(In millions of won)
	2022
	Before tax		Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	165,864	(43,503)	122,361
Gain (loss) on valuation of derivatives		12,495	(3,268)	9,227
Foreign currency translation differences for foreign operations		(80,718)	(245)	(80,963)
Change in equity of equity method investee		(11,603)	1,925	(9,678)
	₩	86,038	(45,091)	40,947

(In millions of won)
	2023
	Before tax		Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	64,635	(14,818)	49,817
Foreign currency translation differences for foreign operations		43,572	(20,429)	23,143
Change in equity of equity method investee		(2,679)	25	(2,654)
	₩	105,528	(35,222)	70,306

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

23.
Income Tax Expense (Benefit), Continued
(c)
Reconciliation of the actual effective tax rate for the years ended December 31, 2021, 2022, and 2023 are as follows:

(In millions of won)
	2021			2022		2023
Profit (loss) for the year	₩		1,333,544		(3,195,585)		(2,576,729)
Income tax expense (benefit)			385,341		(237,785)		(762,712)
Profit (loss) before income tax	₩		1,718,885		(3,433,370)		(3,339,441)
Income tax expense (benefit) using the statutory tax rate of each country		30.37%	521,954	21.51%	(738,403)	23.65%	(789,941)
Non-deductible expenses		1.01%	17,354	(0.55%)	18,742	(0.59%)	19,759
Tax credits		(3.28%)	(56,439)	4.23%	(145,189)	6.22%	(207,745)
Change in unrecognized deferred tax assets(*1)		(2.21%)	(38,053)	(13.33%)	457,763	(4.69%)	156,783
Adjustment for prior years(*2)		(0.49%)	(8,349)	0.06%	(2,072)	0.32%	(10,726)
Effect on change in tax rate		(2.29%)	(39,338)	(4.90%)	168,372	(1.80%)	60,134
Others		(0.69%)	(11,788)	(0.09%)	3,002	(0.27%)	9,024
Income tax expense (benefit)	₩		385,341		(237,785)		(762,712)
Effective tax rate			22.42%		(*3)		(*3)

(*1) Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carry forwards.

(*2) Adjustment for prior years consists of expected amount adjusted for transfer price investigation for prior periods and others.

(*3) Actual effective tax rate is not calculated due to income tax benefit.

(d)
Global Minimum Tax

The Organization for Economic Cooperation and Development implemented the Base Erosion and Profit Shifting (BEPS) 2.0 framework, which imposes a minimum tax for multinational enterprise groups with total consolidated group revenue of EUR 750 million or more in at least two of the four preceding years. Under the model rules, the above mentioned entities would be required to pay a top-up tax on excess profits in any jurisdiction in which the global anti-base erosion effective tax rate for the jurisdiction is below a 15% minimum rate. The top-up tax is paid to the tax authority of the country where the controlling company that meets certain requirements is located.

However, since the newly enacted tax legislation in Korea is effective from January 1, 2024, there is no current tax impact for the year ended December 31, 2023.

As of December 31, 2023, the Group’s consolidated revenues exceeds EUR 750 million for each of the last two consecutive financial years. For 2024, management does not expect any of the countries where the subsidiaries are located will have a statutory tax rate of below 15%.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

23.
Income Tax Expense (Benefit), Continued
(d)
Global Minimum Tax, continued

LG Display Vietnam Haiphong Co., Ltd., a subsidiary located in Vietnam, is eligible for additional tax credits that reduce its effective tax rate to below 15%, but it is not expected to be subject to the global minimum tax if the government support is a Qualified Refundable Tax Credit (QRTC).

24.
Deferred Tax Assets and Liabilities
(a)
Unrecognized deferred tax liabilities

As of December 31, 2023, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~523,448 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)
Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2023, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032	December 31, 2033
Tax credit carryforwards	₩	869,364	7,302	18,476	114,435	90,124	99,937	60,401	79,543	159,552	239,594

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

24.
Deferred Tax Assets and Liabilities, Continued

(c)
Deferred tax assets and liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The book value of the Group's deferred income tax assets and liabilities may differ from the amounts actually recovered or settled.

Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2022		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Other accounts receivable, net	₩	—	—	(2,009)	(61)	(2,009)	(61)
Inventories, net		62,014	51,728	—	—	62,014	51,728
Defined benefit liabilities, net		—	—	(95,850)	(89,753)	(95,850)	(89,753)
Investments in subsidiaries and associates		—	—	(252,375)	(89,649)	(252,375)	(89,649)
Accrued expenses		111,293	97,867	—	—	111,293	97,867
Property, plant and equipment		704,117	609,345	(17,322)	(43,282)	686,795	566,063
Intangible assets		25,340	13,314	(4,042)	(2,069)	21,298	11,245
Provisions		57,210	39,586	—	—	57,210	39,586
Other temporary differences		112,771	70,182	(26,519)	(11,451)	86,252	58,731
Tax loss carryforwards		1,795,132	2,766,820	—	—	1,795,132	2,766,820
Tax credit carryforwards		170,971	148,215	—	—	170,971	148,215
Deferred tax assets (liabilities)	₩	3,038,848	3,797,057	(398,117)	(236,265)	2,640,731	3,560,792

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

24.
Deferred Tax Assets and Liabilities, Continued
(d)
Changes in deferred tax assets and liabilities for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)	January 1, 2022		Profit or loss	Other comprehensive Income(loss)	December 31, 2022	Profit or loss	Other comprehensive loss	December 31, 2023
Other accounts receivable, net	₩	(17)	(1,992)	—	(2,009)	1,948	—	(61)
Inventories, net		68,679	(6,665)	—	62,014	(10,286)	—	51,728
Defined benefit liabilities, net		(26,642)	(25,705)	(43,503)	(95,850)	20,915	(14,818)	(89,753)
Subsidiaries and associates		(233,552)	(20,503)	1,680	(252,375)	183,130	(20,404)	(89,649)
Accrued expenses		250,582	(139,289)	—	111,293	(13,426)	—	97,867
Property, plant and equipment		603,492	83,303	—	686,795	(120,732)	—	566,063
Intangible assets		10,814	10,484	—	21,298	(10,053)	—	11,245
Provisions		68,893	(11,683)	—	57,210	(17,624)	—	39,586
Other temporary differences		110,678	(21,158)	(3,268)	86,252	(27,521)	—	58,731
Tax loss carryforwards		958,624	836,508	—	1,795,132	971,688	—	2,766,820
Tax credit carryforwards		489,505	(318,534)	—	170,971	(22,756)	—	148,215
Deferred tax assets (liabilities)	₩	2,301,056	384,766	(45,091)	2,640,731	955,283	(35,222)	3,560,792

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

25.
Earnings (Loss) per Share Attributable to Owners of the Controlling Company
(a)
Basic earnings (loss) per share for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In won and number of shares)
	2021		2022	2023
Profit (loss) attributable to owners of the Controlling Company for the year	₩	1,186,182,126,952	(3,071,564,667,651)	(2,733,741,837,803)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700
Basic earnings (loss) per share	₩	3,315	(8,584)	(7,640)

For the years ended December 31, 2021, 2022 and 2023 there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

On March 15, 2024, the Controlling Company issued 142,184,300 new shares of common stock, with the total issuance amount of ~~W~~1,292,455 million at the price of ~~W~~9,090 per share. (see Note 31).

(b)
Diluted earnings per share for the year ended December 31, 2021 are determined as follows:

(In won and number of shares)
	2021
Profit attributable to owners of the Controlling Company	₩	1,186,182,126,952
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit attributable to owners of the Controlling Company	₩	1,248,086,316,277
Weighted-average number of common stocks outstanding, after adjustment		398,804,698
Diluted earnings per share	₩	3,130

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)
2021
Weighted-average number of common stocks outstanding	357,815,700
Adjustment : Number of common stocks to be issued from conversion	40,988,998
Weighted-average number of common stocks outstanding, after adjustment	398,804,698

Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks for the years ended December 31, 2022 and 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

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

i)
Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2022 and 2023 are as follows:

(In millions)	December 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—
	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts (*)	2,430	—	—	—	—	—	—
Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued

(In millions)	December 31, 2023
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,074	654	1,695	38	2	1	226,342
Deposits in banks	—	—	7,411	—	—	—	—
Trade accounts and notes receivable	2,442	—	430	—	(2)	—	—
Other accounts receivables	6	186	294	20	—	—	13,969
Other assets denominated in foreign currencies	23	188	34	7	—	—	13,146
Trade accounts and notes payable	(1,721)	(9,837)	(1,765)	—	2	—	(740,674)
Other accounts payable	(545)	(14,589)	(2,151)	(6)	(5)	—	(1,309,118)
Financial liabilities	(4,068)	—	(25,336)	—	—	—	—
Advances received	(1,200)	—	—	—	—	—	—
	(3,989)	(23,398)	(19,388)	59	(3)	1	(1,796,335)

Cross currency interest rate swap contracts(*1)	1,930	—	345	—	—	—	—
Forward exchange contracts(*2)	1,200	—	—	—	—	—	—
Net exposure	(859)	(23,398)	(19,043)	59	(3)	1	(1,796,335)

(*1) Of cross currency interest rate swap contracts, USD 500 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,430 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(*2) Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

Average exchange rates applied for the years ended December 31, 2021, 2022 and 2023 and the exchange rates at December 31, 2022 and 2023 are as follows:

(In won)
	Average rate (year-to-date)				Reporting date spot rate
	2021		2022	2023	December 31, 2022	December 31, 2023
USD	₩	1,144.10	1,291.15	1,306.12	1,267.30	1,289.40
JPY		10.42	9.85	9.32	9.53	9.13
CNY		177.36	191.60	184.28	181.44	180.84
TWD		40.99	43.36	41.94	41.27	41.98
EUR		1,353.25	1,357.29	1,412.67	1,351.20	1,426.59
PLN		296.51	289.78	311.36	288.70	329.11
VND		0.0499	0.0551	0.0548	0.0537	0.0532

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued
ii)
Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2022 and 2023, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)
	December 31, 2022			December 31, 2023
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	₩	(114,317)	(23,215)	(68,615)	44,361
JPY (5 percent weakening)		(8,614)	(8,541)	(8,160)	(8,480)
CNY (5 percent weakening)		(105,926)	(5)	(172,198)	(2)
TWD (5 percent weakening)		68	3	122	9
EUR (5 percent weakening)		896	(281)	(208)	(52)
PLN (5 percent weakening)		11	11	8	8
VND (5 percent weakening)		(6,161)	(6,161)	(3,683)	(3,683)

A stronger won against the above currencies as of December 31, 2022 and 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)
Fair value hedging derivatives

In relation to advances received that are denominated in foreign currencies, the Controlling Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of December 31, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and loss on valuation amounting to ~~W~~36,052 million, respectively, (contracted buying amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11 ~ 1,310.08) are recognized in profit or loss.

(ii)
Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,430 million (~~W1,843,842~~ million) and interest rate swap contracts amounting to ~~W~~980,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)
Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2022 and 2023 is as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Fixed rate instruments
Financial assets	₩	3,547,256	3,163,490
Financial liabilities		(6,025,365)	(6,333,238)
	₩	(2,478,109)	(3,169,748)
Variable rate instruments
Financial liabilities	₩	(8,966,045)	(10,195,891)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued
ii)
Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2022 and 2023, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2022
Variable rate instruments (*)	₩	(49,885)	49,885	(49,885)	49,885

December 31, 2023
Variable rate instruments (*)	₩	(56,829)	56,829	(56,829)	56,829

(*) Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(b)
Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2022 and 2023 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2023
Financial assets carried at amortized cost
Cash equivalents	₩	1,823,573	2,257,519
Deposits in banks		1,722,618	905,982
Trade accounts and notes receivable, net		2,358,914	3,218,093
Non-trade receivables		146,921	112,739
Accrued income		22,505	14,246
Deposits		26,586	18,378
Loans		88,868	59,884
Lease receivables		11,058	4,130
	₩	6,201,043	6,590,971
Financial assets at fair value through profit or loss
Convertible securities	₩	1,797	3,127
Derivatives		230,080	169,703
	₩	231,877	172,830
	₩	6,432,920	6,763,801

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

For the years ended December 31, 2021, 2022 and 2023

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

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments, and equity financing. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2022 and 2023.

			2022
(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	₩	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards) (*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	₩	47,408	29,418	(1,637)	10,741	3,024	17,290	—
	₩	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
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

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	₩	1,074,089	(138,350)	935,739

			2023
(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	₩	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		4,175,064	4,175,064	3,969,497	205,567	—	—	—
Other accounts payable		1,826,723	1,829,539	1,750,080	79,459	—	—	—
Other accounts payable (enterprise procurement cards) (*)		1,092,180	1,092,180	938,899	153,281	—	—	—
Long-term other accounts payable		357,907	413,255	—	—	129,587	175,358	108,310
Security deposits received		153,370	190,329	3,120	4,597	1,047	181,565	—
Lease liabilities		73,364	77,246	29,980	21,335	11,848	11,461	2,622
Derivative financial liabilities
Derivatives	₩	63,526	45,705	18,781	3,988	12,474	10,462	—
Derivatives for fair value hedge		36,052	36,052	1,514	5,878	20,282	8,378	—
	₩	24,307,315	25,766,147	10,357,213	2,694,098	7,049,352	5,308,884	356,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued

(*) Represents liabilities payable to credit card companies for purchase of raw material expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change (Cash flows from operation activities)	December 31, 2023
Other accounts payable (enterprise procurement cards)	₩	935,739	156,441	1,092,180

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

(In millions of won)
	December 31, 2022		December 31, 2023
Total liabilities	₩	24,366,792	26,988,754
Total equity		11,319,227	8,770,544
Cash and deposits in banks(*1)		3,547,256	3,163,493
Borrowings (including bonds)		14,991,410	16,529,129
Total liabilities to equity ratio		215%	308%
Net borrowings to equity ratio(*2)		101%	152%

(*1) Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.

(*2) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued
(ii)
Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2022 and 2023 are as follows:

(In millions of won)
	December 31, 2022			December 31, 2023
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	₩	1,824,649	(*)	2,257,522	(*)
Deposits in banks		1,722,618	(*)	905,982	(*)
Trade accounts and notes receivable		2,358,914	(*)	3,218,093	(*)
Non-trade receivables		146,921	(*)	112,739	(*)
Accrued income		22,505	(*)	14,246	(*)
Deposits		26,586	(*)	18,378	(*)
Loans		88,868	(*)	59,884	(*)
Lease receivables		11,058	(*)	4,130	(*)
Financial assets at fair value through profit or loss
Equity instruments	₩	96,064	96,064	87,027	87,027
Convertible securities		1,797	1,797	3,127	3,127
Derivatives		230,080	230,080	169,703	169,703
Financial liabilities at fair value through profit or loss
Derivatives	₩	47,408	47,408	63,526	63,526
Financial liabilities effective for fair value hedging
Derivatives	₩	—	—	36,052	36,052
Financial liabilities carried at amortized cost
Borrowings	₩	13,542,664	13,521,494	15,040,986	15,101,258
Bonds		1,448,746	1,377,696	1,488,143	1,479,725
Trade accounts and notes payable		4,061,684	(*)	4,175,064	(*)
Other accounts payable		3,678,161	(*)	3,276,810	(*)
Security deposits received		146,788	(*)	153,370	(*)
Lease liabilities		72,788	(*)	73,364	(*)

(*) Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued
(iii)
Fair values of financial assets and liabilities
i)
Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued

(In millions of won)	December 31, 2023
	Level 1		Level 2	Level 3	Valuation technique	Input
Financial assets at fair value through profit or loss
Equity instruments	₩	—	—	87,027	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	3,127	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	₩	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	₩	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued
iii)
Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2022 and December 31, 2023 are as follows:

(In millions of won)	December 31, 2022
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	₩	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2023
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	₩	—	—	15,101,258	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

iv)
The interest rates applied for determination of the above fair value as of December 31, 2022 and 2023 are as follows:

	December 31, 2022	December 31, 2023
Borrowings, bonds and others	5.11~6.68%	4.60~5.02%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued

v)
There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)
Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Replacement	December 31, 2022
Equity securities	₩	48,805	27,261	(775)	6,248	2,720	11,805	96,064
Convertible securities		2,758	—	—	224	—	(1,185)	1,797

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2023
Equity securities	₩	96,064	3,286	(414)	(13,315)	1,406	87,027
Convertible securities		1,797	1,329	—	41	(40)	3,127

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

26.
Financial Risk Management, Continued

(f)
Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021
	Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	₩ 88,888	-	-	-	-	88,888
Interest expense	-	(418,674)	-	(15,415)	-	(434,089)
Foreign currency differences	668,140	(848,072)	-	(70,249)	-	(250,181)
(Reversal of) Bad debt expense	(273)	-	-	-	-	(273)
Gain or loss on disposal	(4,877)	-	(1,242)	-	-	(6,119)
Gain or loss on valuation	-	(250)	5,808	(68,421)	-	(62,863)
Gain or loss on derivative	-	-	-	-	221,292	221,292
Others	-	-	-	(14)	-	(14)
	₩ 751,878	(1,266,996)	4,566	(154,099)	221,292	(443,359)

(*) Other financial instruments exclude cash flow hedging derivatives.

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Derivatives (*)	Total
Interest income	₩	85,624	—	—	—	—	85,624
Interest expense		—	(403,415)	—	(11,106)	—	(414,521)
Foreign currency differences		1,061,416	(946,650)	—	(105,492)	—	9,274
Reversal of bad debt expense		569	—	—	—	—	569
Gain or loss on disposal		(37,087)	—	171	(2,672)	—	(39,588)
Gain or loss on valuation		—	—	6,473	220,240	—	226,713
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)
	₩	1,110,522	(1,350,065)	6,644	100,927	177,130	45,158

(*) Other financial instruments exclude cash flow hedging derivatives.

(In millions of won)
	2023
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Total
Interest income	₩	134,664	—	—	—	—	134,664
Interest expense		—	(723,429)	—	—	—	(723,429)
Foreign currency differences		108,546	(176,376)	—	—	(36,052)	(103,882)
Reversal of bad debt expense		181	—	—	—	—	181
Gain or loss on disposal		(48,600)	(167)	132	(329)	—	(48,964)
Gain or loss on valuation		—	—	(13,274)	—	—	(13,274)
Gain or loss on derivative		—	—	—	—	102,116	102,116
	₩	194,791	(899,972)	(13,142)	(329)	66,064	(652,588)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

27.
Leases
(a)
Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)
Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2022 and 2023 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)
	2022
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2022	₩	56,167	54,417	1,330	7,062	890	119,866
Additions and others		60,515	460	456	11,033	103	72,567
Depreciation		(63,494)	(3,014)	(1,136)	(8,288)	(438)	(76,370)
Impairments		(2,175)	(721)	(3)	(501)	(39)	(3,439)
Others		—	(420)	—	—	—	(420)
Gain or loss on foreign currency translation		20	1,082	(49)	(804)	205	454
Balance at December 31, 2022	₩	51,033	51,804	598	8,502	721	112,658

(In millions of won)
	2023
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2023	₩	51,033	51,804	598	8,502	721	112,658
Additions and others		65,133	—	881	6,698	1,899	74,611
Depreciation		(56,471)	(2,846)	(770)	(7,482)	(780)	(68,349)
Gain or loss on foreign currency translation		(1,749)	2,291	5	(279)	58	326
Balance at December 31, 2023	₩	57,946	51,249	714	7,439	1,898	119,246

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

27.
Leases, Continued
(ii)
Amounts recognized in profit or loss from leases other than leases recorded as right-of-use assets for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Interest on lease liabilities	₩	(3,664)	(3,656)	(3,343)
Income from sub-leasing right-of-use assets		712	541	276
Expenses relating to short-term leases		(824)	(785)	(241)
Expenses relating to leases of low-value assets		(577)	(632)	(942)

(iii)
Changes in lease liabilities for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)
	2022		2023
Balance at January 1	₩	84,326	72,788
Additions and others		67,102	70,716
Interest expense		3,656	3,343
Repayment of liabilities		(82,296)	(73,483)
Balance at December 31	₩	72,788	73,364

(b)
Leases as lessor
(i)
Finance lease

During the years ended December 31, 2022 and 2023, the Group recognized interest income on lease receivables of ~~W~~533 million and ~~W~~276 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2022		December 31, 2023
6 months or less	₩	3,593	3,580
6-12 months		3,593	597
1-2 years		4,191	—
2-5 years		—	—
Total undiscounted lease receivable	₩	11,377	4,177
Unearned finance income		(319)	(47)
Net Investment in the lease	₩	11,058	4,130

(ii)
Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (see Note 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

28.
Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2023 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2022		Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2022
Short-term borrowings	₩	613,733	1,922,283	42,536	—	—	2,578,552
Long-term borrowings		9,438,512	1,470,383	59,657	—	(4,440)	10,964,112
Bonds (*)		2,611,561	(1,071,560)	113,669	12,644	(217,568)	1,448,746
Lease liabilities		84,326	(82,296)	(1,806)	—	72,564	72,788
Dividend payable		3,679	(292,786)	—	—	289,107	—
	₩	12,751,811	1,946,024	214,056	12,644	139,663	15,064,198

(*) Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,672 million of loss on early repayment of borrowings and bonds.

(In millions of won)
				Non-cash transactions
	January 1, 2023		Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2023
Short-term borrowings	₩	2,578,552	(716,386)	13,469	—	—	1,875,635
Long-term borrowings		10,964,112	2,139,554	50,174	3,271	8,240	13,165,351
Bonds		1,448,746	35,276	2,237	1,717	167	1,488,143
Lease liabilities		72,788	(73,483)	(312)	—	74,371	73,364
Dividend payable		—	(34,098)	(44)	—	41,444	7,302
	₩	15,064,198	1,350,863	65,524	4,988	124,222	16,609,795

29.
Related Parties and Others

(a)
Related parties

Related parties as of December 31, 2023 are as follows:

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued

(b)
Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2021, 2022 and 2023 are as follows:

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	₩	154,565	—	—	—	—	543
LG Innotek Co., Ltd.		3,753	—	26,874	451	—	85,471
HI-M Solutek Co., Ltd		—	—	44	—	—	5,662
LG Electronics Mexicalli, S.A. DE C.V.		269,305	—	—	—	—	89
LG Electronics Mlawa Sp. z o.o.		1,254,164	—	—	—	—	577
LG Electronics Reynosa, S.A. DE C.V.		1,256,107	—	—	—	—	1,011
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	159
LG Electronics Japan, Inc.		—	—	—	10	—	5,334
P.T. LG Electronics Indonesia		537,944	—	—	—	—	574
LG Electronics Taiwan Taipei Co., Ltd.		5,046	—	—	—	—	659
LG Electronics Nanjing Vehicle Components Co., Ltd.		2,009	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	4,411
Others		5	—	739	602	—	968
	₩	4,649,850	—	27,657	1,670	—	109,725
	₩	4,920,246	4,068	437,650	451,395	72,156	254,771

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	₩	88,835	—	—	—	—	200
LG Innotek Co., Ltd.		27,698	—	10,122	—	—	79,515
LG Electronics Mlawa Sp. z o.o.		1,178,140	—	—	—	—	1,089
LG Electronics Reynosa, S.A. DE C.V.		1,195,146	—	—	—	—	958
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	372
LG Electronics Japan, Inc.		—	—	—	16	—	7,307
P.T. LG Electronics Indonesia		531,543	—	—	—	—	1,415
LG Electronics Taiwan Taipei Co., Ltd.		3,433	—	—	—	—	615
LG Technology Ventures LLC		—	—	—	—	—	4,922
HI-M Solutek Co., Ltd		—	—	58	—	—	9,258
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,315
Others		572	—	592	608	—	913
	₩	3,993,873	—	10,772	624	—	111,872
	₩	4,232,231	4,461	303,229	548,051	64,492	264,174

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	₩	—	—	452	—	43,210	11,003
Paju Electric Glass Co., Ltd.		—	15,200	176,831	—	—	4,341
WooRee E&L Co., Ltd.		—	—	7,853	—	—	513
YAS Co., Ltd.		—	—	9,832	17,447	—	5,755
Material Science Co., Ltd.		—	—	—	—	—	179
	₩	—	15,200	194,968	17,447	43,210	21,791

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	₩	231,935	—	22,370	320,555	—	180,539

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	₩	47,031	—	—	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	6,108	—	982

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	₩	350,207	—	—	—	—	451
LG Electronics do Brasil Ltda.		29,249	—	—	—	—	316
LG Innotek Co., Ltd.		7,754	—	14,970	—	—	100,272
LG Electronics Mlawa Sp. z o.o.		811,880	—	—	—	—	1,611
LG Electronics Reynosa S.A. DE C.V.		826,547	—	—	—	—	810
LG Electronics Egypt S.A.E		20,225	—	—	—	—	66
LG Electronics Japan, Inc.		114	—	—	24	—	6,254
LG Electronics RUS, LLC		360	—	—	—	—	2,359
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,177
P.T. LG Electronics Indonesia		448,528	—	—	—	—	2,231
LG Electronics Nanjing Vehicle Components Co., Ltd.		1,414	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	2,596
HI-M Solutek Co., Ltd		—	—	9	—	—	7,316
Others		15	—	142	55	—	1,447
	₩	2,978,113	—	15,121	6,187	—	129,158
	₩	3,210,048	15,200	232,459	344,189	43,210	331,488

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued
(c)
Trade accounts and notes receivable and payable as of December 31, 2022 and 2023 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2023	December 31, 2022	December 31, 2023
Associates	₩	—
AVATEC Co., Ltd.		—	—	3,756	4,775
Paju Electric Glass Co., Ltd.		—	—	30,431	56,136
WooRee E&L Co., Ltd.		878	695	1,502	2,219
YAS Co., Ltd.		—	—	7,680	12,483
Material Science Co., Ltd.		—	—	—	118
	₩	878	695	43,369	75,731

Entity that has significant influence over the Controlling Company
LG Electronics Inc. (*1)	₩	69,447	63,284	99,934	1,140,260

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	₩	5,669	2,013	15	35
LG Electronics Vietnam Haiphong Co., Ltd.		50,173	76,952	53	1,403
LG Electronics Nanjing New Technology Co., Ltd.		30,018	38,502	—	27
LG Electronics do Brasil Ltda.		10,997	6,252	—	32
LG Innotek Co., Ltd. (*2)		3,838	3,002	209,032	216,049

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2023	December 31, 2022	December 31, 2023
LG Electronics Mlawa Sp. z o.o.	₩	94,346	101,357	155	—
LG Electronics Reynosa, S.A. DE C.V.		16,760	64,208	167	109
LG Electronics Japan, Inc.		—	114	566	632
P.T. LG Electronics Indonesia		45,617	46,146	195	108
LG Electronics Taiwan Taipei Co., Ltd.		—	—	77	115
LG Electronics Egypt S.A.E		—	369	—	1
Others		2,260	251	4,574	2,184
	₩	259,678	339,166	214,834	220,695
	₩	330,003	403,145	358,137	1,436,686

(*1) Trade accounts and note payable and others for LG Electronics Inc. as of December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million. (see note 12(c))

(*2) Trade accounts and note payable and others for LG Innotek Co., Ltd. as of December 31, 2023 and 2022 Includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued
(d)
Details of significant financing transactions with related parties for the years ended December 31, 2021 and 2023 are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	₩	878	—

(In millions of won)
2023
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.(*)	₩ 1,000,000

Associates	Collection of loans
WooRee E&L Co., Ltd.	₩ 183

(*) The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023. The repayment plan is instalment payment for a period of one year, granting grace period of two years and the maturity date is March 30, 2026 (see note 12(c)).

There were no significant financing transactions with related parties for the year ended December 31, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

29.
Related Parties and Others, Continued
(e)
Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Short-term benefits	₩	3,747	2,305	2,291
Expenses related to the defined benefit plan		366	417	355
	₩	4,113	2,722	2,646

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

30.
Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of won)
	2021		2022	2023
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	₩	445,028	480,322	(348,046)
Changes in other accounts payable arising from the purchase of intangible assets		529,826	(113,185)	(27,918)
Recognition of right-of-use assets and lease liabilities		63,655	54,927	74,611

31.
Subsequent Event

On December 18, 2023, the Board of Directors of the Controlling Company adopted a resolution to approve the Controlling Company’s proposed paid-in capital increase (the “Capital Increase”). On March 15, 2024, the Controlling Company issued 142,184,300 new shares of common stock, with a the total issuance amount of ~~W~~1,292,455 million at the price of ~~W~~9,090 per share.The new shares were listed in Korea Exchange on March 26, 2024 and the gross proceeds from the Capital Increase will be used for facility investment, working capital and debt repayment.