Form 20-F
period 2024-12-31
LG Display Co., Ltd.
filed 2025-04-28
CIK 1290109

As filed with the Securities and Exchange Commission on April 28, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

500,000,000 shares of common stock, par value ~~W~~5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

Auditor Name: Samil PricewaterhouseCoopers Auditor Location: Seoul, Korea Auditor Firm ID: 1103

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS Accounting Standards as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2023 and 2024 and for each of the years ended in the three-year period ended December 31, 2024 included in this annual report.

In addition to preparing financial statements in accordance with IFRS Accounting Standards as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2023 and 2024 included in the Form 6-K furnished to the SEC on March 5, 2025 is a loss of ~~W~~2,510 billion and ~~W~~561 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on March 5, 2025, which is not incorporated by reference to this annual report.

Pursuant to the IFRS Accounting Standards as issued by the IASB, we are not required to separately present operating profit or loss in our consolidated statements of comprehensive income or loss prepared in accordance with IFRS Accounting Standards as issued by the IASB. Therefore, the financial statements included in this annual report, which are prepared in accordance with IFRS Accounting Standards as issued by the IASB, do not present operating profit or loss as a separate line item.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen,” “Yen” or “¥” are to the currency of Japan, all references to “CNY” or “Chinese Yuan” are to the currency of the People’s Republic of China, all references to “Vietnamese Dong” are to the currency of Vietnam, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, and all references to “R$” are to the currency of Brazil.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2024, which was ~~W~~1,477.86 = US$1.00.

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

Risks Relating to Our Industry

Our revenue depends on continuing demand for IT products, mobile and other products, televisions, and auto products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

The business in which we are engaged is directly affected by the business conditions of the downstream industries which utilize display panels in their products. Currently, our total sales are derived principally from customers who use our products in “IT products” (which term is used by us to collectively refer to notebook computers, desktop monitors and tablet computers in this annual report), televisions, mobile and other products, and “auto products” (which term is used by us to refer to automotive products in this annual report) with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 42.5%, 36.8% and 35.4% of our total revenue in 2022 (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), 2023 and 2024, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their mobile and other products, which accounted for 24.0%, 33.1% and 33.0% of our total revenue in 2022, 2023 and 2024 (in the case of 2022, adjusted as described above), respectively, those who use our panels in their televisions, which accounted for 26.4%, 20.3% and 22.4% of our total revenue in 2022, 2023 and 2024 (in the case of 2022, adjusted as described above), respectively, and those who use our panels in their auto products, which accounted for 6.9%, 9.4% and 8.6% of our total revenue in 2022, 2023 and 2024 (in the case of 2022, adjusted as described above), respectively.

The overall demand for end products that utilize certain types of our display panels, including IT and television products, have remained weak in recent years in light of increases in inflation and interest rates and increasing economic volatility and uncertainty globally. See “Risks Relating to Our Industry — A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” As each of our IT products, mobile and other products, televisions and auto product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand from each of the IT products industry, the mobile device industry, the television industry and the automotive industry for a substantial portion of our sales. A prolonged downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

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

From time to time, we have been affected by overcapacity in the display panel industry relative to the general demand for such panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. We attempt to counteract the effects of overcapacity in the industry by increasing the proportion of high-value, differentiated specialty products based on newer technologies in our product mix, including products that utilize OLED technology, which accounted for 55% of our revenues in 2024 and are relatively less affected by the industry-wide overcapacity problems, while also engaging in cost reduction efforts. We also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 33.1% from ~~W~~829 thousand in 2022 to ~~W~~1,103 thousand in 2023, which primarily reflected our ongoing efforts to increase the proportion of OLED panels (especially the small- and medium-sized panels which generally have higher sales price per net display area compared to large-sized panels) in our product mix in light of the continued overcapacity and further capital investments by other suppliers, particularly from China, in the global TFT-LCD market, as well as depreciation of the Korean Won against the U.S. dollar during 2023, the effects of which were partly offset by the continued weak demand for our television and IT panel products, among others, due to continued inflationary pressure and the higher interest rate environment and global economic volatility and uncertainty in 2023. Our average revenue per square meter of net display area decreased by 2.5% to ~~W~~1,076 thousand in 2024, largely due to the continued sluggish demand for medium-sized IT panel products, the effect of which was partly offset by an increase in the sales volume and proportion of small-sized panels for mobile and other products, which generally have higher sales price per net display area compared to their larger-sized counterparts, in our product mix.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high-value, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which has helped to mitigate the impact of industry-wide overcapacity in the past, will recur or be sustained in future periods. We will therefore continue to closely monitor any overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry, including those currently under construction or planned to be constructed by us and other major display panel manufacturers in China and Korea, are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile devices. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

In addition, we may recognize impairment losses on our property, plant and equipment and intangible assets in connection with deteriorating market conditions. For example, in 2022, partly due to less favorable industry outlook in light of continued and exacerbated uncertainty in the prospects of the global economy, we recognized impairment losses of ~~W~~1,331 billion, attributable to a decrease in the estimated recovery value of our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business. See “Item 5.A. Operating Results—Comparison of 2023 to 2022” and Note 10(d) of the notes to our financial statements for further discussion of our assessment of impairment with respect to our large-sized OLED display panel business. We cannot provide assurance that any future downturns will not result in additional recognition of impairment losses on our property, plant and equipment and intangible assets, which may have a material adverse effect on our financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including IT products, televisions, mobile devices and auto products utilizing display panels, which in turn led them to adjust their production levels.

Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally from the second half of 2021 until recently to combat inflation have materially and adversely affected the global economy and financial markets. See “—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Such uncertainties have been, and continue to be, exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the escalation of hostilities in the Middle East following the Israel-Hamas war. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

We have from time to time adjusted, and may decide to adjust in the future, our production levels subject to market demand for our products, the production outlook of the global display panel industry, any significant disruptions in our supply chain and global economic conditions in general. As part of our continued efforts to increase the proportion of OLED panels in our product mix, we have been reducing the production level of TFT-LCD panels in recent years. For example, in 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other products) in June 2022, our P7 fabrication facility (where we had produced TFT-LCD panels for televisions) in December 2022, and our P62 fabrication facility (where we had produced TFT-LCD panels for notebook computers and desktop monitors) in June 2023, in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. More recently, in September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, we entered into an agreement with TCL China Star Optoelectronics Technology (“TCL CSOT”), a leading Chinese display panel manufacturer, to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd., which engage in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, respectively, for approximately ~~W~~2.2 trillion. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. See Note 29 of the notes to our financial statements for further discussion. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise, and we may have difficulties with setting the prices of our display panels at levels at which we can secure sufficient margins. For example, in part due to weaker market demand and increased competition, our gross margin decreased from 4.3% in 2022 to 1.6% in 2023 before rebounding to 9.7% in 2024. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. Our main competitors in the industry include leading display manufacturers in China, Korea, Taiwan and Japan. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Asia, particularly in China. The market share of Chinese manufacturers in the global TFT-LCD display market has significantly increased in recent years primarily due to their large investments in production facilities and production of large volumes of lower-priced panels with the support of the Chinese government as part of its efforts to encourage Chinese consumers to purchase domestically manufactured products. Chinese display panel manufacturers have also been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, has been making ongoing efforts to expand its OLED production capabilities, including significant investments in a new OLED production line in Chengdu, China. Moreover, Samsung Display, one of our primary competitors based in Korea, has been making significant capital investments in a new OLED manufacturing facility in Asan, Korea. Increased production capacity resulting from such investments as well as additional investments by our competitors in China and elsewhere may result in further intensified competition. See “Item 4.B. Business Overview—Competition.”

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

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as IT products, televisions, mobile devices and auto products where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and commercial displays including our next-generation “META” display panels (which apply advanced technologies to offer brighter and more stable images), transparent OLED display panels as well as OLED display panels for gaming monitors. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology and low power consumption with oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for IT products and televisions, and (iii) plastic OLED display panels for smartphones, auto products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of our OLED display panels, in order to improve or maintain our profit margins while offering competitive prices to our customers.

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. In particular, our sales of high value-added display panels are largely concentrated to a limited number of leading global end-brand customers and their system integrators with the requisite technological capabilities to produce products that require such high-value-added display panels. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2022, 2023 and 2024.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we have made, and will likely be required to continue to make, significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China, in July 2020. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024, and have subsequently commenced mass production of medium-sized OLED panels at such facility.

Through the addition of 97-inch OLED televisions to our line-up of available products in 2022 and the earlier launch of OLED televisions in various sizes up to 88-inches, we have been striving to maintain a competitive edge in the OLED television panel market. Additionally, we have deployed, and are continuing to deploy, significant resources into plastic OLED panels for mobile and other products and auto products, as well as medium-sized OLED panels for IT products, to further expand our market presence. Our ability to develop differentiated products with new display technologies and utilize advanced manufacturing processes to increase production yields while lowering production cost will be critical to our sustained competitiveness. However, we cannot provide assurance that we will be able to continue to successfully develop new products or manufacturing processes through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

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

The outbreak of any infectious diseases, such as COVID-19, could expose us to a number of risks, including but not limited to:

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
•
disruption in the normal operations of our business resulting from contraction of infectious diseases by our employees, which may necessitate our employees to be quarantined and/or our manufacturing facilities or offices to be temporarily shut down;
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

In the event that a future recurrence of COVID-19 or an occurrence of other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially adversely affected.

The emergence of OLED technology as an alternative to panels with TFT-LCD technology may erode sales of our TFT-LCD panels, which may have a material adverse effect on our financial condition and results of operations.

While our revenue and sales volume had historically been predominantly derived from the sale of display panels with TFT-LCD technology, OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and has gained wider market acceptance for use in display panels for IT products, televisions, auto products, mobile devices and other products, including commercial displays, entertainment systems, and medical diagnostic equipment, and the proportion of our sales derived from our panel products utilizing OLED technology have been continually increasing in recent years to account for the majority of our total revenue in 2024. For example, all of our currently produced display panels for mobile devices and televisions utilize OLED technology. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to develop and commercialize OLED panels for small-, medium- and large-sized products. We have been producing OLED panels for televisions and smartphones since 2013. We also began production of plastic OLED panels at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively, in each case for mobile and other products. In July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized OLED panels at such facility. At the same time, we have been strategically reducing the production level of our TFT-LCD panels, including through the disposal of our equity interest in our Chinese subsidiaries engaged in the manufacturing of TFT-LCD panels and modules for televisions. See “—A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” above.

Our early efforts in developing and commercializing OLED technology have been recognized by various display panel industry groups in recent years. For example, in November 2022, our newly launched large-sized OLED.Ex television panels received the Technology Award at the HiVi Grand Prix 2022. In January 2023, our newly developed thin actuator sound solution for automobiles received the CES 2023 Innovation Award. More recently, in August 2024, our television and gaming OLED panels featuring META Technology 2.0 received the Korea Display of the Year award at the International Meeting on Information Display, the largest annual display industry conference held in Korea. While we strive to maintain our early competitive edge in the market for OLED panels, which have become the dominant type of panels in the smartphone industry and are becoming increasingly adopted for IT products, the market for OLED panels as a whole remains smaller compared to the market for TFT-LCD panels, and we expect competition will continue to intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•
In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized OLED panels at such facility.
•
In response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct a new fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest. We commenced mass production of large-sized OLED panels at such fabrication facility in July 2020.
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

We have continued to make investments to construct new production facilities as well as for other purposes in order to proactively respond to the technological changes in the display industry and maintain a competitive market position. However, we have reduced our capital expenditure levels in recent periods as part of our efforts to gain financial stability by focusing on certain essential investments required to operate our business. In 2024, our total cash outflows for capital expenditure, consisting of cash used in acquisition of property, plant and equipment, amounted to ~~W~~2.1 trillion, which represented a 38.8% decrease from ~~W~~3.5 trillion in 2023. We currently expect that, in 2025, our total capital expenditures on a cash out basis will be at a similar level to those in 2024 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

In the past, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects (including those in relation to the global COVID-19 pandemic and rapid increases in interest rates globally from the second half of 2021 until recently to combat inflation, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the escalation of hostilities in the Middle East following the Israel-Hamas war), could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or impair our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

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

We have experienced, and expect to continue to experience, periods of rapid growth in the scope and/or complexity of our operations due to the building of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our AP4 fabrication facility to increase our production capacity of plastic OLED panels for mobile and other products in July 2019, and we completed the construction of our new AP5 fabrication facility (which constitutes a part of, and is located within, the larger P10 fabrication complex) to increase our production capacity of medium-sized OLED panels in February 2024. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities in recent years, in response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020 See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

As part of our continued efforts to increase the proportion of higher-value OLED panels with higher degrees of manufacturing complexity in our product mix, we have also been reducing the production level of TFT-LCD panels in recent years, including by ceasing production of such panels at, and closing several of, our manufacturing facilities. See “—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” In addition, we have been implementing a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and the current oversupply in the TFT-LCD television display panel market. More recently, in September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd., which engage in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, respectively.

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

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products, overcapacity in the display industry or a significant disruption in the supply chain of raw materials, equipment and labor, we may need to reduce or delay the production of our products, resulting in lower-than-optimal capacity utilization rates. The high degree of uncertainty regarding global economic prospects resulting from global pandemics, rapid increases in policy interest rates globally to combat rising inflationary pressures, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the escalation of hostilities in the Middle East following the Israel-Hamas war, have adversely impacted and may further adversely impact global demand for our products. For example, in November 2022, we temporarily reduced the production of large-sized OLED television display panels in one of our manufacturing facilities as part of our efforts to further optimize our inventory levels as well as due to the weakening demand for our products as a result of economic volatility and uncertainty. Additionally, in 2024, we adjusted the production capacity of large-sized OLED display panels downward in response to changing market conditions to improve our profitability. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry, our dependence on a limited number of suppliers or temporary disruptions in the supply chain thereof due to factors outside of our control (including military conflicts such as the ongoing invasion of Ukraine by Russia and the escalation of hostilities in the Middle East following the Israel-Hamas war, natural disasters, health hazards such as the COVID-19 pandemic, civil unrest, work stoppages, strikes or other labor-related disruptions involving our key suppliers, or trade sanctions or restrictions). Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

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

As part of our ongoing efforts to enhance our overall business structure, including efforts to improve our profitability and reduce production volatility, we have been actively seeking, and plan to continue, to increase the proportion of products manufactured under advance supply agreements that leverage our stable production capabilities and technological leadership in advanced display products, including those utilizing OLED technology. However, we continue to generate a majority of our sales from transactions pursuant to purchase orders on an ongoing basis from our global customers. See “Item 4.B. Business Overview—Sales.” Generally, our major customers and their designated system integrators provide us with advance rolling forecasts of their product requirements. However, in certain situations, the volume of products under their firm purchase orders ultimately placed may be less than anticipated based on these prior forecasts. Due to the cyclicality of the display industry, purchase order levels from our customers have varied from period to period. Although we typically operate with an inventory level estimated for several weeks, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such volatility in order volumes. Our inability to respond quickly to changes in overall demand for display products as well as changes in product mix and specifications may result in lost revenue, which would adversely affect our results of operations.

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

We have also been subject to investigations outside of the United States, including by the European Commission, with respect to the same subject matter. We have since settled, resolved, and/or paid fines for such actual investigations brought by the relevant competition authorities. Following the European Commission’s decision, various follow-on claims were initiated in the United Kingdom by various claimants alleging damages as a result of violation of European competition laws. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville Technology Group and others (“Granville”) in the U.K. in December 2016. In February 2024, the court rendered its judgment on such follow-on damages claim against the defendants, including us. As of April 17, 2025, the amount for which we will be liable remains subject to further determination by the court.

In addition, in December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 17, 2025, we have not been served with the complaint from Hatzlacha.

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

We rely on debt financing to satisfy a significant portion of our cash requirements for capital investments. As of December 31, 2024, we had outstanding short-term borrowings of ~~W~~970 billion (US$656 million) and long-term debt (including current portion and prior to deducting discounts on bonds) in the amount of ~~W~~13,582 billion (US$9,190 million), consisting of ~~W~~992 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$2,528 million of U.S. dollar denominated long-term borrowings, CNY20,164 million of CNY denominated long-term borrowings and ~~W~~4,669 billion of Korean Won denominated long-term borrowings. We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

Our results of operations are subject to exchange rate fluctuations.

There has been considerable volatility in foreign exchange rates between the Korean Won and major foreign currencies in recent years. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, while our purchases of raw materials are denominated mainly in U.S. dollars and, to a much lesser extent, Chinese Yuan and Japanese Yen. The largest proportion of our expenditures on capital equipment are denominated in Korean Won and, to a lesser extent, U.S. dollars, Vietnamese Dong, Japanese Yen and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. In particular, our focus on leading the market in introducing new products and advanced manufacturing processes has meant that we must continue to recruit research and development personnel and engineers with expertise in cutting-edge technologies.

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

As of December 31, 2024, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines and penalties against us, suspension of production or a cessation of operations. From January 1, 2022 to December 31, 2024, we and certain of our current and former employees have received and paid aggregate fines and penalties of approximately ~~W~~44.6 million in connection with violations of applicable safety and environmental regulations under Korean law.

Furthermore, safety and environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

Impositions of anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs may have an adverse impact on our export sales.

As a manufacturer with global sales and operations, we export a significant portion of our products manufactured in Korea, China and Vietnam. We continue to carefully monitor developments with respect to trade remedy policies, including quotas, tariffs, anti-dumping duties, safeguard duties or countervailing duties, in all major markets in which we sell our products and seek to mitigate the related risks by adjusting supply and export arrangements as necessary. However, there can be no assurance that the free trade agreements between Korea and its major trading partners will not be amended or anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our sales of products abroad in the future. The occurrence of any such events, including those described below, may have a material adverse impact on our business, financial condition and results of operation.

In early 2025, the U.S. government took a number of measures to increase tariffs on imports, which measures initially targeted specific industries (including steel and automobiles) and a small number of countries (including China, Mexico and Canada). In April 2025, the U.S. government additionally imposed a universal “reciprocal” tariff which applies to all imports from all of its trading partners (including those with free trade agreements with the United States), with a base rate of 10% and higher rates imposed on imports from certain enumerated countries (including Korea at 25%, as well as China at 125% (on top of the previously applicable tariff of 20%) and Vietnam at 46%) on a country-by-country basis, subject to certain exceptions. However, the U.S. government subsequently paused the application of such higher rates for a period of 90 days for all countries, except China. While our direct exports to customers in the United States are relatively small, such tariffs may have a material adverse effect on our downstream customers that manufacture finished products using our display panels in countries subject to such tariffs and export those products to the United States. If tariffs on the products manufactured by our downstream customers increase, the resulting price increases may reduce consumer demand for such products in the United States, which may in turn adversely affect the demand for our display panels.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. If further tariffs are imposed on a broader range of goods, or if further retaliatory trade measures are taken by impacted foreign countries in response to additional tariffs, we may be required to raise our prices or incur additional expenses, which may have a material adverse impact on our business, financial condition and results of operations.

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

In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. We have used the proceeds of such offering to fund our capital investments, general corporate purposes (including purchases of raw materials) and the repayment of certain of our outstanding debt. Immediately following the completion of such offering, the number of issued and outstanding shares of our common stock increased to 500,000,000. In particular, our largest shareholder, LG Electronics, subscribed for 47,968,206 new shares of our common stock for a cash consideration of ~~W~~436 billion under such offering. As a result of its participation, following the completion of such offering, LG Electronics’ shareholding in us decreased from 37.9% to 36.7%. LG Electronics currently owns 36.7% of our voting stock. There is no assurance that LG Electronics will not sell all or a part of its ownership interest in us in the future.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 17, 2025. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In addition, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, Russia’s invasion of Ukraine and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe and the escalation of hostilities in the Middle East following the Israel-Hamas war as well as rapid increases in policy interest rates globally, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy.

The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility and an overall decrease in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•
declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics and higher levels of market interest rates;
•
political uncertainty or increasing strife among or within political parties in Korea and the ensuing societal unrest, including as a result of political uncertainty following the removal of President Yoon from office on April 4, 2025 by the Constitutional Court of Korea, which upheld the National Assembly’s vote to impeach him following his declaration of martial law in December 2024 (which declaration had been swiftly rescinded), as a result of which a presidential election to elect his successor will be held on June 3, 2025;
•
rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;
•
adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and such other countries (including the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases) and increased uncertainties in the global financial markets and industry;
•
the imposition of significant tariffs on Korea’s exports by any of its major export markets, such as the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which has since been paused for a period of 90 days;
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
•
a continued decrease in the population and birthrates in Korea;
•
geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;
•
hostilities or political or social tensions involving countries in the Middle East (including those resulting from the escalation of hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;
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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•
North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

Under the Korean Foreign Exchange Transaction Law, if the Korean government deems that certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions as requiring Korean or foreign investors to obtain prior approval from the Ministry of Economy and Finance for the acquisition of Korean securities or the repatriation of interest, dividends or sales proceeds arising from disposition of such securities or other transactions involving foreign exchange. See “Item 10.D. Exchange Controls.”

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

We launched our OLED Business Unit in June 2008 in anticipation of future growth of the OLED business. The origin of our OLED business began with our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008 by way of taking over its inventory, intellectual property rights and employees related to the AMOLED business. In 2012, partly in recognition of the growing importance of OLED to the future of our business, especially in connection with large-sized products, we restructured our internal organization relating to our OLED business, breaking up the OLED Business Unit and transferring our mobile-related business (including OLED panels for mobile and other products) to the newly created IT/Mobile Business Division and transferring our OLED television panel business to the Television Business Division. In December 2014, we established a separate OLED Business Division to strengthen our OLED business and solidify our competitive advantages. In December 2016, partly in an effort to expand our OLED business across our display panel applications (including mobile products and other applications), we restructured our internal organization by product type, and integrated the capabilities of our OLED business into the Television Business Division, the IT Business Division and the Mobile Business Division. In December 2021, as part of our efforts to increase the synergies between our products, we integrated our Television Business Division into a new Large Display Business Unit and combined our IT Business Division and the Mobile Business Division into a new Medium-Small Display Business Unit. In order to secure and maintain competitiveness of our overall business and facilitate our sustainable growth, we are continuing to engage in various activities to accelerate the transition of the focus of our overall business to OLED and restructure our TFT-LCD business. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other products) in June 2022, our P7 fabrication facility (where we had produced TFT-LCD panels for televisions) in December 2022, and our P62 fabrication facility (where we had produced TFT-LCD panels for notebook computers and desktop monitors) in June 2023, in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Moreover, we have been implementing a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and the current oversupply in the TFT-LCD television display panel market. More recently, in September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd., which engage in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, respectively, for approximately ~~W~~2.2 trillion. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025.

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

As part of our ongoing expansion plans, we have constructed several manufacturing facilities for OLED panels in Korea in recent years, including our AP4 fabrication facility for plastic OLED panels for mobile and other products, which commenced mass production in July 2019. Furthermore, in response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. In February 2024, we completed the construction of our new AP5 fabrication facility and have subsequently commenced mass production of medium-sized OLED panels at such facility. Each of our on-going expansion projects are generally subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Item 4.B. Business Overview

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions, mobile devices, including smartphones, as well as auto products, and we are one of the world’s leading suppliers of large-sized OLED television panels. We also manufacture display panels for industrial and other applications, including entertainment systems and medical diagnostic equipment. In 2024, we sold a total of 115.2 million display panels that are nine inches or larger. According to OMDIA, we had a global market share for display panels of nine inches or larger of approximately 16% and for those smaller than nine inches of approximately 16%, each based on sales revenue in 2024.

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

We seek to build our market position based on collaborative relationships with our customers and suppliers, a focus on high-end differentiated specialty display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of IT products and televisions, including LG Electronics, as well as mobile devices and automobiles. For a description of our sales to LG Electronics, our largest shareholder, see “Item 7.B. Related Party Transactions.”

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

Our sales were ~~W~~26,152 billion in 2022, ~~W~~21,331 billion in 2023 and ~~W~~26,615 billion (US$18,009 million) in 2024.

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

The process for manufacturing a TFT-LCD panel consists of four steps:

•
TFT array process – involves fabricating a large number of thin film transistors on the backplane glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCD panels;
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

We utilize different types of sub-pixel and backplane technologies in our OLED panels. Under the RGB sub-pixel structure, a combination of red, green and blue sub-pixels without color filters or white sub-pixels are used to produce a range of colors. While we, along with most of our competitors, utilize RGB sub-pixel technology for small- and medium-sized products, there are various technical challenges in scaling RGB sub-pixel technology for large-sized products, such as television panels. For our OLED television panels, we have overcome these challenges by opting to utilize our WRGB sub-pixel structure, whereby red, green and blue color filters are placed over white OLED sub-pixels to produce a range of colors and began production of OLED television panels at our OP1 fabrication facility in 2013. Mass production of our plastic OLED panels for mobile and other products began at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively. In July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. In February 2024, we completed the construction of our new AP5 fabrication facility and have subsequently commenced mass production of medium-sized OLED panels at such facility. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize low-temperature polycrystalline silicon (“LTPS”), or low-temperature polycrystalline oxide (“LTPO”), backplane technology, as described in greater detail below.

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

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•
IT products, which comprise notebook computers (utilizing display panels ranging from 11.6 inches to 18 inches in size), desktop monitors (utilizing display panels ranging from 15.6 inches to 49 inches in size) and tablet computers (utilizing display panels ranging from 7.85 inches to 13 inches in size);
•
Televisions, which utilize display panels in various sizes ranging from 11.5 inches to 98 inches in size;

•
Mobile and other products, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, such as entertainment systems and medical diagnostic equipment; and
•
Auto products, which utilize a variety of display panel sizes ranging from 7 inches to 38.9 inches in size.

Unless otherwise specified, when we refer to panels in this annual report, we mean assembled cells with added components, such as driver integrated circuits and backlight units.

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. For television panels, a premium is placed on faster response times, wider viewing angles, higher resolution and greater color fidelity. Notebook computer panels require an emphasis on thinness, light weight and power efficiency, while desktop monitor panels demand a greater focus on brightness, color brilliance, faster response times and wide viewing angles. For mobile panels, particularly smartphones, an emphasis is placed on brightness and power efficiency. For automotive display panels, the focus is on high luminance, longer lifespan, temperature reliability and lower power consumption.

In addition to manufacturing and selling display panels, we also manufacture and sell desktop monitors through our joint venture companies. See “—Joint Ventures.”

IT Products

Our panels for IT products comprise display panels for notebook computers (ranging from 11.6 inches to 18 inches in size), desktop monitors (ranging from 15.6 inches to 49 inches in size) and tablet computers (display panels ranging from 7.85 inches to 13 inches in size). Revenue from sales of our IT product panels was ~~W~~11,198 billion, or 42.5% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022, ~~W~~7,853 billion, or 36.8% of our total revenue in 2023 and ~~W~~9,420 billion (US$6,374 million), or 35.4% of our total revenue, in 2024. In 2024, our principal products in terms of sales revenue in this category included panels of various sizes ranging from 13.5 inches to 16 inches for notebook computers, 23.5 inches to 27 inches for desktop monitors and 10.86 inches to 13 inches for tablet computers.

The overall demand for IT products generally declined in 2022 and 2023, primarily due to a general decrease in consumer consumption levels due in part to rising inflation and interest rates and economic volatility and uncertainty globally. However, in 2024, the IT market experienced a rebound, mainly driven by increased demand for low-cost IT products and growth in emerging markets, and our revenue from this segment was further boosted by the commencement of mass production of medium-sized OLED panels at our new AP5 facility. Additionally, there has been an increase in demand in recent years for products with higher specifications such as desktop monitors with enhanced color brilliance and faster response times and notebook computers with higher resolution displays.

Televisions

Our television display panels range from 11.5 inches to 98 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~6,975 billion, or 26.4% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022, ~~W~~4,331 billion, or 20.3% of our total revenue, in 2023 and ~~W~~5,973 billion (US$4,042 million), or 22.4% of our total revenue, in 2024. In 2024, our principal products in this category in terms of sales revenue consisted of display panels of sizes between 55 inches and 77 inches. Our sales of television display panels, which had historically been our largest product category by revenue in prior years, had generally declined in recent years, as we had reduced, and recently ceased, most of our production of TFT-LCD television display panels (which had historically comprised a substantial majority of our television display panels) in light of the weakening demand for our television products in part due to rising inflation and interest rates and increasing economic volatility and uncertainty globally, which contributed to downward pricing pressure. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China and ceased production at, and closed, our P7 facility (where we had produced TFT-LCD panels for televisions) in December 2022, in light of our continued efforts to increase the proportion of OLED television panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. Moreover, we have been implementing a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and the current oversupply in the TFT-LCD television display panel market. More recently, in September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd., which engage in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, respectively. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. We have fully exited the TFT-LCD television panel business and are currently focusing on ultra-large OLED television panels and premium business-to-consumer products. Consumer demand for both TFT-LCD and OLED televisions decreased in 2022 and 2023 due in part to the tapering of the temporary surge in demand for such products caused by the COVID-19 pandemic. Additionally, products purchased during the peak of the pandemic had not yet reached their replacement cycles, and there was a prolonged general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. In 2024, while the overall television market conditions continued to remain weak amid continued economic volatility and uncertainty in many parts of the world and intensifying competition between OLED and mini-LED technologies, our revenue from television display panels increased due to our strategic focus on diversifying our product mix and increasing the proportion of gaming OLED and ultra-large display panels.

Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we will continue to be well positioned to meet their requirements with our strengths in technology, manufacturing scale and efficiency as well as the breadth of our product portfolio.

Mobile and Other Products

Our product portfolio also includes panels for mobile and other products, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, including entertainment systems and medical diagnostic equipment. Display panels that are nine inches and smaller are referred to as small- and medium-sized panels.

The market for smartphones recorded negative growth in 2023 compared to 2022, and in 2024 compared to 2023, mainly due to a decline in demand for smartphones as a result of geopolitical conflicts, rising inflation and interest rates and economic volatility and uncertainty globally, as well as the high penetration rate of smartphones, according to Counterpoint Technology Market Research. Revenue from sales of our display panels for mobile and other products were ~~W~~6,326 billion, or 24.0% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022, ~~W~~7,071 billion, or 33.1% of our total revenue, in 2023 and ~~W~~8,782 billion (US$5,942 million), or 33.0% of our total revenue, in 2024. In 2024, sales of panels for smartphones constituted a majority in terms of both sales revenue and sales volume in the mobile and other products category. In recent years, we have increased the proportion of OLED panels (including plastic OLED panels) for mobile and other products that command relatively higher prices in our product mix.

Some of the panels we produce for industrial products, such as medical diagnostic equipment, are highly specialized niche products manufactured and designed to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other products broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our display panels for mobile and other products by assessing various business opportunities as they arise.

Auto products

We produce a variety of display products based on OLED and TFT-LCD technologies in various sizes and shapes for auto products. We are further developing innovative new technologies for auto products, including switchable privacy OLED displays, ultra-large pillar-to-pillar displays and infrared camera under-display panels, as well as free-form design panels in curved and slidable shapes. Our panels for auto products range from 7 inches to 38.9 inches in size. Our sales of display panels for auto products were ~~W~~1,820 billion, or 6.9% of our total revenue (prior to deduction of forward exchange hedging loss, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized), in 2022, ~~W~~1,999 billion, or 9.4% of our total revenue, in 2023 and ~~W~~2,281 billion (US$1,543 million), or 8.6% of our total revenue, in 2024. In 2024, our principal products in this category in terms of sales revenue consisted of display panels of sizes between 8 inches and 15.4 inches. Our panels for auto products are designed and manufactured to the specifications of our customers, which mainly consist of leading global automobile manufacturers. From 2022 to 2024, the demand for automotive panels experienced gradual growth, driven by the recovery of the automobile market and increasing adoption of display panels, partly due to a recovery in demand for automobiles following the COVID-19 pandemic. Our revenue also grew during this period, supported by the increasing share of premium displays based on OLED and LTPS technologies as well as the trend toward larger display sizes. In recent years, we have been focusing on developing and manufacturing large-sized OLED automotive display panels in light of the growth of the electric vehicle market and the development of autonomous driving technology.

Sales and Marketing

Customer Profile

Our display panels are included primarily in IT products, televisions, mobile devices, automobiles and other products sold by our global end-brand customers, including LG Electronics. LG Electronics is our largest shareholder, and the terms of our sales to LG Electronics are negotiated based on then-prevailing market prices as adjusted for LG Electronics’ requirements, including volume and specifications. See “Item 7.B. Related Party Transactions” for further description of our sales to LG Electronics.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end‑brand customers together accounted for a significant majority of our sales in each of 2022, 2023 and 2024. Of our top ten end-brand customers, two of them each accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 18%, 16% and 14% of our sales in 2022, 2023 and 2024, respectively.

In addition to our top ten end-brand customers, we sell a portion of our display panels to a variety of other manufacturers of computers and electronic products.

The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers. The figures below reflect orders from our end-brand customers and their system integrators and our formerly affiliated trading company, LX International, and its subsidiaries:

	Year ended December 31,
	2022(4)			2023			2024
	Sales		%	Sales		%	Sales		Sales (3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	₩	678	2.6%	₩	634	3.0%	₩	1,007	US$681	3.8%
China		17,434	66.1		14,704	68.9%		18,150	12,281	68.2%
Asia (excluding China) (1)		2,797	10.6		2,398	11.3%		3,228	2,184	12.1%
Americas (2)		3,079	11.7		2,080	9.7%		2,283	1,545	8.6%
Europe (excluding Poland)		989	3.7		614	2.9%		789	534	3.0%
Poland		1,388	5.3		901	4.2%		1,158	784	4.3%
Total (3)	₩	26,365	100.0%	₩	21,331	100.0%	₩	26,615	US$18,009	100.0%

(1)
Includes Oceania, Africa and the Middle East.
(2)
Includes North and South America.
(3)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
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

In 2024, and historically, the majority of our sales were generated from transactions pursuant to purchase orders on an ongoing basis from our global customers. Typically, our end-brand customers or their designated system integrators place purchase orders with us a few weeks prior to delivery. Generally, the head office of an end-brand customer provides us with advance rolling forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. However, the volume and pricing of our display panel products are generally influenced by various factors including market conditions, such as competition with other vendors, the complexity of product specifications and the labor and technology involved in the design and production processes.

As part of our ongoing efforts to enhance our overall business structure, including efforts to improve our profitability and reduce production volatility, we have been actively seeking, and plan to continue, to increase the proportion of products manufactured under advance supply agreements that leverage our stable production capabilities and technological leadership in advanced display products, including those utilizing OLED technology. Through these supply agreements, we aim to mitigate our exposure to fluctuations in the volume and market pricing of display products across our business areas, as long as there is no significant decline in demand caused by macroeconomic uncertainties. While these supply agreements provide an indication of the size and key components of a customer’s order, neither party is obligated to supply or purchase any products until a firm purchase order is issued.

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

Competition

The display panel industry is highly competitive. Due to the capital intensive nature of the display panel industry and the high production volumes required to achieve economies of scale, the international market for display devices is characterized by significant barriers to entry, but the competition among the relatively small number of major producers is intense. In the case of TFT-LCD panel manufacturers, currently almost all of them are located in Asia, and we compete principally with manufacturers from Korea, Taiwan, China and Japan. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Asia, particularly in China. The market share of Chinese manufacturers in the global TFT-LCD display market has significantly increased in recent years primarily due to their large investments in production facilities and production of large volumes of lower-priced panels with the support of the Chinese government as part of its efforts to encourage Chinese consumers to purchase domestically manufactured products. Chinese display panel manufacturers have also been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, has been making ongoing efforts to expand its OLED production capabilities, including significant investments in a new OLED production line in Chengdu, China. Moreover, Samsung Display, one of our primary competitors based in Korea, has been making significant capital investments in a new OLED manufacturing facility in Asan, Korea. Increased production capacity resulting from such investments as well as additional investments by our competitors in China and elsewhere may result in further intensified competition.

The principal elements of competition for customers in the display panel market include:

•
product portfolio range and availability;
•
product specifications and performance;
•
price;
•
capacity allocation and reliability;
•
customer service, including product design support; and
•
logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•
Samsung Display in Korea;
•
Innolux and AU Optronics in Taiwan;
•
Japan Display and Sharp in Japan; and
•
BOE, TCL CSOT and HKC in China.

According to OMDIA, in 2024, Korean display panel manufacturers had a market share of 21% of the 9-inch or larger display panel market based on revenue, Chinese manufacturers had 58%, Taiwanese manufacturers had 16% and Japanese manufacturers had 5%. Our market share of the 9-inch or larger panel market based on revenue was approximately 16%. Also according to the same source, in 2024, Korean display panel manufacturers had a market share of 47% of the smaller than 9-inch display panel market based on revenue, Chinese manufacturers had 42%, Taiwanese manufacturers had 6% and Japanese manufacturers had 5%. Our market share of the smaller than 9-inch display panel market based on revenue was approximately 16%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for approximately 59%, 55% and 57% of our cost of sales in 2022, 2023 and 2024, respectively. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company in which we own a 40% equity interest, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2024 was purchased from Korean vendors on an invoiced basis.

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new fabrication facility, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our fabrication facilities to assist in the installation process to ensure proper operation. In addition, we outsource certain manufacturing processes to third party processors from time to time to supplement our processing capacity, and in certain cases, we maintain strategic relationships with such third party processors.

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

As part of our efforts to establish and operate environmental-friendly energy management systems at our domestic and overseas fabrication facilities and production plants, we have received the International Organization for Standardization (“ISO”) 14001 (environmental management system) and ISO 50001 (energy management system) certifications for all of our domestic and overseas production sites. All of our domestic production facilities earned Gold ZWTL validation, our overseas subsidiary in Nanjing earned Platinum ZWTL validation in 2022, and our Paju plant earned Platinum validation in June 2024. Also, in 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rates.

In addition, we are continually pursuing ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognitions for our eco-friendly management and share relevant information with our stakeholders.

In 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology, which reduces carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency based in Germany, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television display panels and plastic OLED mobile display products. In 2022, we became the first company in the industry to receive the SGS Eco Label accreditation from SGS, a global product testing and certification agency, for our automotive display products utilizing plastic OLED and low-temperature polycrystalline silicon LCD. This recognition was awarded for reducing the power consumption of such products by enhancing the luminous efficiency of their organic elements, improving their liquid crystal transmittance rates, and minimizing hazardous substances. In 2024, this accreditation was updated to the “SGS EEPS accreditation.” We also obtained the SGS performance accreditation for our IT display products applying antibacterial films. In 2023, we received the SGS Eco Label accreditation for our high-end LCD display panels for certain IT products (27 inches or smaller in size) applying recycled materials for the first time and was the first in the industry to receive such accreditation for our 30-inch and 55-inch transparent display products applying hazardous substance reduction technology. We also received the SGS Performance Mark accreditation for our commercial display products applying energy consumption reduction technology and for our high-end IT display products (27 inches or smaller in size) for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance. In addition, we received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, for our high-end IT display products (27-inch or smaller in size) for achieving a reduction in carbon emissions through the application of recycled materials and low energy consumption technologies. Our OLED panels for auto products also received the same certification for achieving a reduction in carbon emissions through the application of light-control film integration technology. In 2024, our 14-inch high-end LCD display panel for notebook computers received the Product Carbon Footprint Reduction (PCR) certification from TÜV Rheinland through the application of bio-plastics, recycled materials and ultra-precision micro-processing technology. Additionally, after verification by Underwriters Laboratories (UL), a global inspection and certification agency, such display panel also received the Environmental Claim Validation (ECV) certification.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, to establish LG Display (China) Co., Ltd., which owned and operated our CA fabrication facility in Guangzhou, China. We initially acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth initially owned a 20.0% and 10.0% equity interest in LG Display (China), respectively. However, as part of our strategic shift to focus on OLED panels, we recently disposed of our equity interest in LG Display (China). In connection with such transaction, we first acquired Skyworth’s 10% equity interest in the company and subsequently entered into a sale agreement with TCL CSOT in September 2024 to dispose of our entire 80% equity interest in LG Display (China). Following the completion of the sale, LG Display (China) was excluded from the scope of our consolidated subsidiaries effective April 1, 2025. See “—Products—Televisions.” In addition, in July 2018, we established and acquired a 69% ownership interest in a joint venture with the government of Guangzhou, LG Display High-Tech (China) Co., Ltd., to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently own a 70% equity interest in LG Display High-Tech (China), and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2024:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999	100%	100%
LG Display Germany GmbH	Sales	Germany	October 1999	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	100%	100%
LG Display Guangzhou Co., Ltd.(1)	Manufacturing	China	June 2006	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	July 2007	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	November 2008	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	March 2010	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	December 2009	51%	51%
Nanumnuri Co., Ltd.	Workplace services	Korea	March 2012	100%	100%
LG Display (China) Co., Ltd.(1)	Manufacturing and sales	China	December 2012	80%	80%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	May 2016	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	May 2018	100%	100%
LG Display High-Tech (China) Co., Ltd	Manufacturing and sales	China	July 2018	70%	70%

N.B. See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2024.

(1)
In September 2024, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd., which engage in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, respectively.
Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025.

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our current fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement		Location	Gross Floor Area (in square meters)		Primary Types of Panels Produced
Korea
P62 (2)	6	April 2009		Gumi, Korea	—		TFT-LCD for IT products
AP3	6	February 2014		Gumi, Korea	288,634		Plastic OLED for mobile and other products
P8 (3)	8	March 2009		Paju, Korea	506,895		TFT-LCD for television and IT products
OP1 (4)	8	January 2013		Paju, Korea	See P8 above		OLED for television
P9 (5)	8	June 2012		Paju, Korea	534,535		TFT-LCD for IT products
AP4 (6)	6	July 2019		Paju, Korea	See P9 above		Plastic OLED for mobile and other products
AP5	6	February 2024	(7)	Paju, Korea	915,723	(8)	Glass OLED and plastic OLED for IT products and other applications

Overseas
CO	8	July 2020		Guangzhou, China	426,139		OLED for television

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

Facility	Gross Floor Area (in square meters)		Mass Production Commencement
R&D Center	69,871		Not applicable (opened in April 2012)
Gumi assembly facility	301,779		January 1995
Nanjing assembly facility	159,448		May 2003
Paju assembly facility	225,093		January 2006
Guangzhou assembly facility	89,517	(1)	December 2007
Yantai assembly facility	45,170		May 2010
Haiphong assembly facility	358,787		July 2017

(1)
The gross floor area for this facility excludes the floor area attributable to the module assembly facility relating to TFT-LCD television panels, which we disposed of as part of the sale of the related businesses to TCL CSOT.

Capital Expenditures

In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion mainly in new large-sized and plastic OLED production lines in Paju, Korea. In July 2019, we announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-sized OLED production lines. Certain of such investments have already been completed with respect to plastic OLED panels and we commenced mass production of such panels in July 2019. However, our scheduled investments in large-sized OLED panels pursuant to the July 2017 and July 2019 announcements have been extended until the first quarter of 2028 due in part to increased uncertainties in the global economic environment. We are in the process of developing and assessing the specifics of such planned investments, including the timing. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized OLED panels at such facility.

We currently expect that, in 2025, our total capital expenditures on a cash out basis will be at a similar level to those in 2024 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A. UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A. Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has been undergoing a transition from TFT-LCD panels to alternative display panels based on newer technologies, primarily OLED panels. While TFT-LCD panels are still predominant in the display industry, OLED technology is widely seen in the display industry as the successor technology to TFT-LCD technology and has gained wider market acceptance for use in display panels. With respect to the TFT-LCD industry, sales volume decreased from 2,706 million units in 2012 to 2,426 million units in 2024, and market revenue decreased from US$92 billion to US$79 billion during the same period according to OMDIA. With respect to the OLED industry, sales volume significantly increased from 188 million units in 2012 to 1,008 million units in 2024, and market revenue also significantly increased from US$7 billion to US$54 billion during the same period, also according to OMDIA.

Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for approximately 84% of industry revenue from global sales of OLED panels in 2024. While the OLED market was smaller compared to the TFT-LCD market as of the end of 2024, we believe that the market is changing rapidly as a growing array of OLED panels for various applications and sizes have been, and continue to be, introduced to the market and advances in the related technology and manufacturing processes enable mass production in a cost-efficient manner. We first commenced mass production of OLED panels for televisions in 2013 and plastic OLED panels for mobile and other products in 2017. In July 2019, we commenced mass production of plastic OLED panels for mobile and other products at our AP4 fabrication facility, and in July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our new AP5 fabrication facility located within such complex in February 2024, and have subsequently commenced mass production of medium-sized OLED panels at such facility. At the same time, we have been strategically reducing the production level of our TFT-LCD panels, including through the disposal of our equity interest in our Chinese subsidiaries engaged in the manufacturing of TFT-LCD panels and modules for televisions. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. See “Risk Factors — Risks Relating to Our Industry — A global economic downturn may result in reduced demand for our products and adversely affect our profitability.”

While the display industry has shown periods of rapid growth in the past, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, display panel manufacturers have increased display area fabrication capacity rapidly at times. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. Recently, Chinese display panel manufacturers have been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, has been making ongoing efforts to expand its OLED production capabilities, including significant investments in a new OLED production line in Chengdu, China. Moreover, Samsung Display, one of our primary competitors based in Korea, has been making significant capital investments in a new OLED manufacturing facility in Asan, Korea. During periods of surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products to decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for display panels in some past periods.

According to OMDIA, the display industry for panels that are nine inches or larger expanded in 2024 compared to 2023, with total market revenue increasing from US$61 billion in 2023 to US$70 billion in 2024. The average selling price of those panels increased during the same period by approximately 6% from approximately US$75 in 2023 to US$80 in 2024. Moreover, according to OMDIA, the display industry for panels that are smaller than nine inches also expanded in 2024 compared to 2023, with total market revenue increasing from US$57 billion in 2023 to US$64 billion in 2024. The average selling price of those panels increased during the same period by approximately 10% from approximately US$21 in 2023 to US$23 in 2024. We believe that these increases in the average selling prices of display panels were partly attributable to an increase in the proportion of panels utilizing OLED technology in the display panel industry’s overall production output.

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

In addition, we are vigorously pursuing our strategy to develop differentiated specialty products and technologies that better address our customers’ needs, thereby delivering greater value to our customers. In many cases, these efforts go hand-in-hand with our efforts to develop products based on new technologies that allow us to realize greater premiums. For example, we have allocated significant resources to the development and production of specialized OLED panels for televisions and commercial displays (such as our next-generation “META” display panels (which apply advanced technologies to offer brighter and more stable images), transparent OLED display panels as well as OLED display panels for gaming monitors), display panels utilizing Ultra HD technology, low power consumption and AH-IPS technology for various IT products and televisions and plastic OLED technology for smartphones, automotive products and wearable devices. In particular, we have deployed, and are continuing to deploy, significant resources into plastic OLED panels for mobile and other products and auto products, as well as medium-sized OLED panels for IT products, to further expand our market presence and maintain our early competitive edge in such market.

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

Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have materially and adversely affected the global economy and financial markets. Such uncertainties have been, and continue to be, exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), Russia’s invasion of Ukraine and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the escalation of hostilities in the Middle East following the Israel-Hamas war and, more recently. See “Item 3.D. Risk Factors—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability” and “Item 3.D. Risk Factors—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” We cannot provide any assurance that demand for our products can increase or be sustained at current levels in future periods, or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

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

	Primary Input Substrates Size	Year-end Input Capacity (1)
Facility	(in millimeters)	2022		2023		2024
		(in thousands of input substrates per month)
AP3	1,500 x 1,850	29		29		37
AP4	1,500 x 1,850	28		45		47
AP5	1,500 x 1,850	N/A	(5)	N/A	(5)	17
OP1	2,200 x 2,500	70		39		58
P5(2)	1,100 x 1,250	N/A	(5)	N/A	(5)	N/A	(5)
P62(3)	1,500 x 1,850	40		N/A	(5)	N/A	(5)
P7(4)	1,950 x 2,250	155	(6)	N/A	(5)	N/A	(5)
P8	2,200 x 2,500	126		102		103
P9	2,200 x 2,500	71		70		70
CA(7)	2,200 x 2,500	199		114		190
CO	2,200 x 2,500	90		65		75

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
(7)
In September 2024, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd., the company that owned and operated our CA fabrication facility. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025.

Our cash outflows for capital expenditures amounted to ~~W~~5,079 billion in 2022, ~~W~~3,483 billion in 2023 and ~~W~~2,130 billion (US$1,441 million) in 2024. Such capital expenditures related mainly to our continued investments in production facilities for medium-sized and plastic OLED panels in 2024 and 2023. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue increased from 15.2% in 2022 to 17.0% in 2023 but decreased to 16.2% in 2024. Such decrease in 2024 compared to 2023 was a result of a relatively larger increase in our revenue compared to the increase in our depreciation expense. We currently expect that, in 2025, our total capital expenditures on a cash out basis will be at a similar level to those in 2024 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

Our cost reduction efforts in recent years also include our decision to substantially reduce the production of TFT-LCD panels in Korea and China in light of the continued overcapacity in the global TFT-LCD market and further capital investments by other suppliers, particularly from China. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China. In addition, we ceased production at, and closed, our P5 fabrication facility (where we had produced TFT-LCD panels for notebook computers and mobile and other products) in June 2022, our P7 fabrication facility (where we had produced TFT-LCD panels for televisions) in December 2022, and our P62 fabrication facility (where we had produced TFT-LCD panels for notebook computers and desktop monitors) in June 2023, in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. More recently, in September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd., which engage in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, respectively, for approximately ~~W~~2.2 trillion. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. Assets and liabilities relating to such subsidiaries are accounted for as assets and liabilities held for sale in our consolidated statements of financial position as of December 31, 2024. See Note 29 of the notes to our financial statements for further discussion. In addition, we launched a voluntary retirement program in late 2023 for our manufacturing personnel in Korea and in late 2024 for our non-manufacturing personnel to optimize the size of our workforce, partly in connection with the reduced production of TFT-LCD panels as mentioned above.

The above factors play significant roles in our efforts to reduce our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped. Our cost of sales per square meter of net display area decreased by 10.5% in 2024 compared to 2023, mainly due to the increased production efficiency of our manufacturing processes and our implementation of various cost reduction measures, which were partially offset by the continued overall depreciation of the Korean won against the U.S. dollar, in which a significant portion of our purchases of raw materials and components are denominated, during 2024. However, our cost of sales per square meter of net display area increased by 36.8% in 2023 compared to 2022 mainly due to an increase in our product mix of the proportion of OLED panels, which require more expensive raw materials and are generally more costly to manufacture than TFT-LCD panels, as we continued our ongoing transition to an OLED-centered business structure, as well as the continued overall depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our purchases of raw materials and components are denominated, during 2023.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward differentiated specialty products based on newer technologies, including OLED technology, especially in the display panel markets for Ultra HD televisions as well as various types of IT products and mobile and other products. In response to such market trends, we have increased our production capacity and sales of OLED panels, which accounted for 55% of our revenue in 2024, and have also developed and commercialized differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our television panels equipped with OLED technology increased between 2022 and 2024, and we have introduced various new products utilizing our differentiated technologies and features, such as Ultra HD and our next-generation “META” technologies, in recent years. In addition, with respect to our IT products, we have expanded our product portfolio to offer desktop panels with Full HD resolution in a variety of screen aspect ratios and additional features such as borderless bezels and curved displays, and display panels for gaming OLED monitors with high resolutions, rapid response times and fast refresh rates. In recent years, we have also introduced and expanded our product offerings of panels for IT products utilizing OLED technology as well as AH-IPS technology with increasingly higher resolution and other features, and panels for smartphones, automotive products and wearable devices utilizing plastic OLED technology.

As part of our continued efforts to increase the proportion of OLED panels in our product mix, we have been reducing the production level of less profitable types of TFT-LCD panels in recent years, including by disposing of our entire equity interest in our Chinese subsidiaries engaged in the manufacturing of TFT-LCD panels and modules for televisions. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. Additionally, we have been closing some of our fabrication facilities in Korea, where we had previously produced TFT-LCD panels, as described above.

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2022 (1)			2023			2024
	Sales		%	Sales		%	Sales		Sales (2)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	₩	6,975	26.4%	₩	4,331	20.3%	₩	5,973	US$	4,042	22.4%
IT Products(3)		11,198	42.5		7,853	36.8		9,420		6,374	35.4
Mobile and other products(4)		6,326	24.0		7,071	33.1		8,782		5,942	33.0
Auto Products(5)		1,820	6.9		1,999	9.4		2,281		1,543	8.6
Sales of goods	₩	26,319	99.8%	₩	21,254	99.6%	₩	26,456	US$	17,901	99.4%
Royalties and others		46	0.2		77	0.4		159		108	0.6
Revenue	₩	26,365	100.0%	₩	21,331	100.0%	₩	26,615	US$	18,009	100.0%

(1)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.
(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(3)
Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems and medical diagnostic equipment.
(5)
Includes display panels for auto products.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2022		2023		2024
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	29,305	13.3%	13,932	7.2%	20,512	9.1%
IT Products(1)	87,376	39.8	78,176	40.2	81,554	36.1
Mobile and other products(2)	87,808	39.9	84,855	43.6	103,803	46.0
Auto Products(3)	15,307	7.0	17,414	9.0	19,745	8.8
Total	219,796	100.0%	194,377	100.0%	225,614	100.0%

(1)
Comprises notebook computers, desktop monitors and tablet computers.
(2)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems and medical diagnostic equipment.
(3)
Includes display panels for auto products.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, decreased by 9.2% from ~~W~~120 thousand in 2022 to ~~W~~109 thousand in 2023, but increased by 7.3% to ~~W~~117 thousand (US$79) in 2024.

In 2023 compared to 2022, our average selling price decreased primarily due to an increase in the proportion of panels for mobile and other products (which are typically smaller in size, and are generally sold at a lower price per panel, compared to panels for other types of downstream products) in our product mix, as well as a decrease in the average selling price for IT products, which in turn was mainly attributable to downward pricing pressure for display panels resulting from a general decrease in consumer consumption levels due to rising inflation and interest rates and the continued economic volatility and uncertainty globally. The impact of such change was partially offset by a significant increase in the average selling price for television products and, to a lesser extent, an increase in the average selling price for mobile and other products, which in turn was mainly attributable to an increase in the proportion of OLED television panels and plastic OLED panels for mobile and other products, which generally have higher selling prices, in our product mix.

In 2024 compared to 2023, our average selling price increased mainly due to increases in the average selling price for certain IT products applying our tandem OLED technology, which allows for higher resolutions with lower power consumption and longer lifespan, and to a lesser extent, mobile and other products. Such increases were primarily attributable to our continued strategic focus to increase the proportion of high-end and differentiated products in our product mix as well as the overall depreciation of the Korean won against the U.S. dollar during 2024, in which substantially all of our sales are denominated. The impact of such increases was partially offset by a decrease in the average selling price for television products, which in turn was mainly due to continued weak demand in the overall television market, amid continued economic volatility and uncertainty globally.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price (1)
	Year ended December 31,
	2022		2023		2024 (2)
	(in thousands, except for US$)
Televisions	₩	238	₩	311	₩	291	US$	197
IT Products(3)		128		100		116		78
Mobile and other products (4)		72		83		85		58
Auto Products(5)		119		115		116		78
All panels		120		109		117		79

(1)
Average selling price for each market represents revenue per market divided by unit sales per market.
(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(3)
Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems and medical diagnostic equipment.
(5)
Includes display panels for auto products.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, increased by 33.1% from ~~W~~829 thousand in 2022 to ~~W~~1,103 thousand in 2023. In 2024, our average revenue per square meter of net display area shipped decreased by 2.5% to ~~W~~1,076 thousand (US$728).

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3(a) of the notes to our financial statements.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2022		%	2023	%	2024		2024 (1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	₩ 26,365	(2)	100.0%	₩ 21,331	100.0%	₩	26,615	US$	18,009	100.0%
Cost of sales	(25,028)		94.9	(20,986)	98.4		(24,040)		(16,267)	90.3
Gross profit	1,124		4.3	345	1.6		2,575		1,742	9.7
Selling expenses	(896)		3.4	(576)	2.7		(585)		(396)	2.2
Administrative expenses	(931)		3.5	(900)	4.2		(1,104)		(747)	4.1
Research and development expenses	(1,382)		5.2	(1,380)	6.5		(1,448)		(980)	5.4
Other income	3,186		12.1	1,472	6.9		2,100		1,421	7.9
Other expenses	(4,446)		16.9	(1,786)	8.4		(2,798)		(1,893)	10.5
Finance income	873		3.3	1,122	5.3		883		597	3.3
Finance costs	(966)		3.7	(1,635)	7.7		(1,822)		(1,233)	6.8
Equity in income (loss) of equity accounted investees, net	5		0.0	(3)	0.0	5			3	0.0
Loss before income tax	(3,433)		(13.0)	(3,339)	(15.7)		(2,192)		(1,483)	(8.2)
Income tax benefit (expense)	238		0.9	763	3.6		(218)		(148)	0.8
Loss for the year	(3,195)		(12.1)	(2,577)	(12.1)		(2,409)		(1,630)	(9.1)

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)
Prior to deduction of forward exchange hedging loss of ~~W~~213 billion, which had previously been treated as accumulated other comprehensive loss but was reclassified to a deduction from revenue in 2022, when the sales from the hedged forecast transactions were recognized.

Comparison of 2024 to 2023

Revenue

Our revenue increased by 24.8% from ~~W~~21,331 billion in 2023 to ~~W~~26,615 billion (US$18,009 million) in 2024. The increase in revenue resulted from increases in revenue derived from sales of panels for mobile and other devices, televisions, IT products and auto products, which were in turn mainly due to an increase in the number of panels sold in each of these categories and increases in the average selling price of panels for IT products, mobile and other products and auto products.

Revenue attributable to sales of panels for mobile and other products increased by 24.2% from ~~W~~7,071 billion in 2023 to ~~W~~8,782 billion (US$5,942 million) in 2024, resulting primarily from an increase in the number of units sold of panels in this category in 2024 compared to 2023, accompanied by an increase in the average selling price of panels in this category in 2024 compared to 2023. The total unit sales of panels for mobile and other products increased by 22.3% from 84.9 million in 2023 to 103.8 million in 2024, and the average selling price of panels in this category increased by 2.4% from ~~W~~83 thousand in 2023 to ~~W~~85 thousand (US$58) in 2024. The increase in the sales volume of panels for mobile and other products was primarily attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together strengthened our collaboration with our end-brand customers. The increase in the average selling price of panels in this category was mainly due to the depreciation of the Korean Won against the U.S. dollar during 2024, which was partially offset by increased price competition among suppliers in the market for smartphone display panels.

Revenue attributable to sales of panels for televisions increased by 37.9% from ~~W~~4,331 billion in 2023 to ~~W~~5,973 billion (US$4,042 million) in 2024, resulting from a significant increase in the number of units sold of panels in this category in 2024 compared to 2023, which was partially offset by a decrease in the average selling price of panels in this category in 2024 compared to 2023. The total unit sales of panels for televisions increased by 47.5% from 13.9 million panels in 2023 to 20.5 million panels in 2024, whereas the average selling price of panels in this category decreased by 6.4% from ~~W~~311 thousand in 2023 to ~~W~~291 thousand (US$197) in 2024. The increase in the sales volume of panels for televisions was mainly attributable to an increase in the sales volume of our large-sized OLED panels in the premium television market, primarily reflecting our continued strategic focus to increase the proportion of high-end OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix. The decrease in the average selling price of television panels was mainly attributable to the continued weak demand in the overall television market, due in part to the continued economic volatility and uncertainty globally, which more than offset the positive effects of the depreciation of the Korean Won against the U.S. dollar on average selling price during 2024.

Revenue attributable to sales of panels for IT products increased by 20.0% from ~~W~~7,853 billion in 2023 to ~~W~~9,420 billion (US$6,374 million) in 2024, resulting primarily from an increase in the average selling price of panels in this category in 2024 compared to 2023, accompanied by an increase in the number of units sold of panels in this category in 2024 compared to 2023. The average selling price of panels in this category increased by 16.0% from ~~W~~100 thousand in 2023 to ~~W~~116 thousand (US$78) in 2024, and the total unit sales of panels for IT products increased by 4.4% from 78.2 million panels in 2023 to 81.6 million panels in 2024. The increase in the average selling price of our panels for IT products was mainly attributable to the depreciation of the Korean Won against the U.S. dollar during 2024, as discussed above, and the commencement of mass production of display panels applying tandem OLED technology, which generally command higher selling prices. The increase in the sales volume of panels for IT products was mainly attributable to the commencement of mass production of display panels applying tandem OLED technology.

Revenue attributable to sales of panels for auto products increased by 14.1% from ~~W~~1,999 billion in 2023 to ~~W~~2,281 billion (US$1,543 million) in 2024, resulting primarily from an increase in the number of units sold of panels in this category in 2024 compared to 2023, accompanied by a slight increase in the average selling price of panels in this category in 2024 compared to 2023. The total unit sales of panels for auto products increased by 13.2% from 17.4 million panels in 2023 to 19.7 million panels in 2024, and the average selling price of panels in this category increased slightly by 0.9% from ~~W~~115 thousand in 2023 to ~~W~~116 thousand (US$78) in 2024. The increase in the sales volume of panels for auto products was attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together strengthened our collaboration with our end-brand customers. The slight increase in the average selling price of our panels for auto products was mainly due to our introduction and maintenance of a diverse product portfolio with differentiated specialty features and newer technologies, as well as the depreciation of the Korean Won against the U.S. dollar during 2024, as discussed above, which were largely offset by sluggish market demand for new automobiles due in part to the continued economic volatility and uncertainty globally.

In addition, our revenue attributable to royalty and others increased by 106.5% from ~~W~~77 billion in 2023 to ~~W~~159 billion (US$108 million) in 2024. The increase was due to a 281.3% increase in royalty from ~~W~~16 billion in 2023 to ~~W~~61 billion (US$41 million) in 2024, primarily relating to our newly developed display equipment technology, and a 65.0% increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from ~~W~~60 billion in 2023 to ~~W~~99 billion (US$67 million) in 2024.

Cost of Sales

Cost of sales increased by 14.6% from ~~W~~20,986 billion in 2023 to ~~W~~24,040 billion (US$16,267 million) in 2024. The increase in our cost of sales in 2024 compared to 2023 was attributable primarily to an increase in raw materials and component costs mainly relating to an increase in the number of panels sold in 2024 compared to 2023, as well as the increase in the proportion of products with differentiated specialty features and newer technologies that require higher-cost raw materials and components in our product mix. In addition, an increase in overhead costs as well as an increase in depreciation costs resulting mainly from recognition of depreciation costs in respect of newly purchased machinery and equipment, contributed to the increase in cost of sales in 2024 compared to 2023.

As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 55.1%, 12.0%, 13.8%, 16.2% and 2.9%, respectively, in 2023 and 56.7%, 10.8%, 13.7%, 17.2% and 1.7%, respectively, in 2024.

As a percentage of revenue, cost of sales decreased from 98.4% in 2023 to 90.3% in 2024. The decrease in our cost of sales as a percentage of revenue in 2024 compared to 2023 was attributable mainly to our continued cost reduction efforts and activities seeking to optimize our cost structure, as well as increasing the proportion of higher value-added products with higher margins in our product mix.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 10.5% from ~~W~~1,086 thousand in 2023 to ~~W~~972 thousand

(US$658) in 2024. Such decrease was due mainly to the higher capacity utilization rates at our production facilities in 2024 compared to 2023. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 1.3% from ~~W~~108 thousand in 2023 to ~~W~~107 thousand (US$72) in 2024. Such decrease was due mainly to an increase in the proportion of our display panels for mobile and other products, which generally have lower cost of sales per panel relative to our larger panels in other product categories, sold in our product mix during the same period.

Gross Profit and Gross Margin

Mainly as a result of our continued cost reduction efforts and activities seeking to optimize our cost structure, which outpaced the effect of the increase in our revenue, our gross profit increased significantly from ~~W~~345 billion in 2023 to ~~W~~2,575 billion (US$1,742 million) in 2024. Our gross margin increased from 1.6% to 9.7% over the same period primarily as a result of such cost reduction efforts and cost structure optimization activities as well as the higher capacity utilization rates at our production facilities in 2024 compared to 2023 and an increase in the average selling price of our panels in 2024 compared to 2023. High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced and thereby increase our gross margin.

Selling and Administrative Expenses

Selling and administrative expenses increased by 14.4% from ~~W~~1,476 billion in 2023 to ~~W~~1,688 billion (US$1,142 million) in 2024. As a percentage of revenue, our selling and administrative expenses decreased from 6.9% in 2023 to 6.3% in 2024. The increase in selling and administrative expenses in 2024 compared to 2023 was attributable primarily to an increase in salaries, resulting mainly from a one-time retirement allowance incurred in connection with our voluntary retirement program implemented in 2024 in order to optimize our workforce and, to a much lesser extent, an increase in shipping costs, resulting mainly from an increase in our overall shipment volume (especially the volume of large-sized television product shipments) in 2024 compared to 2023.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2024:

	Year ended December 31,
	2023		2024(1)
	(in billions of Won and millions of US$)
Salaries	₩	373	₩	580	US$	392
Expenses related to defined benefit plans		25		23		16
Other employee benefits		87		84		57
Shipping		92		119		81
Fees and commissions		253		246		166
Depreciation		265		266		180
Taxes and dues		66		63		43
Advertising		76		67		45
Warranty		102		114		77
Insurance		14		14		9
Travel		18		13		9
Training		10		9		6
Others		95		90		61
Total	₩	1,476	₩	1,688	US$	1,142

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Research and Development Expenses

Research and development expenses increased by 4.9% from ~~W~~1,380 billion in 2023 to ~~W~~1,448 billion (US$980 million) in 2024. As a percentage of revenue, our research and development expenses decreased from 6.5% in 2023 to 5.4% in 2024. The research and development expenses in 2024 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gain and gain on disposal of property, plant and equipment, and other expenses include primarily foreign currency loss, impairment loss on property, plant and equipment, loss on disposal of property, plant and equipment, and impairment loss on intangible assets. Our total net other expense increased by 122.2% from ~~W~~314 billion in 2023 to ~~W~~698 billion (US$472 million) in 2024. Such increase was primarily due to an increase in net foreign currency loss from ~~W~~118 billion in 2023 to ~~W~~507 billion (US$343 million) in 2024, reflecting higher exchange rate volatility in 2024 compared to 2023. Such increase was enhanced by an increase in net impairment loss on property, plant and equipment from ~~W~~60 billion in 2023 to ~~W~~94 billion (US$64 million) in 2024, primarily due to an increase in impairment loss associated with our machinery and equipment, as well as an increase in net impairment loss on intangible assets from ~~W~~55 billion in 2023 to ~~W~~72 billion (US$49 million) in 2024, primarily due to an increase in impairment loss associated with our development costs. Such increases were partially offset by a decrease in net loss on disposal of property, plant and equipment from ~~W~~67 billion in 2023 to ~~W~~25 billion (US$17 million) in 2024, which primarily reflected a lower volume of manufacturing equipment disposed of in 2024 compared to 2023.

Finance Income (Costs), Net

Our total net finance costs increased by 83.3% from ~~W~~512 billion in 2023 to ~~W~~939 billion (US$635 million) in 2024. Such increase was mainly attributable to a net foreign currency loss of ~~W~~486 billion (US$329 million) in 2024 compared to a net foreign currency gain of ~~W~~48 billion in 2023, primarily due to higher exchange rate volatility in 2024 compared to 2023, and a 25.9% increase in interest expense from ~~W~~723 billion in 2023 to ~~W~~910 billion (US$616 million) in 2024, which was mainly due to a decrease in capitalized interest in 2024 compared to 2023. Such increases were offset in part by net gain on valuation of derivatives of ~~W~~139 billion (US$94 million) in 2024 compared to net loss on valuation of derivatives of ~~W~~76 billion in 2023, which change was primarily attributable to the general appreciation of the U.S. dollar against the Korean Won in 2024 and higher exchange rate volatility in 2024 compared to 2023. Against such fluctuations, we also recognized net gains on transaction of derivatives of ~~W~~179 billion in 2023 and ~~W~~274 billion (US$186 million) in 2024.

Income Tax Benefit (Expense)

We recognized income tax expense of ~~W~~218 billion (US$148 million) in 2024 compared to income tax benefit of ~~W~~763 billion in 2023, primarily due to a significant increase in unrecognized deferred tax assets, which related to tax loss carryforwards and tax credit carryforwards that are deemed to be not realizable based on our estimates of future taxable profit. We recognized an increase in unrecognized deferred tax assets of ~~W~~704 billion (US$476 million) in 2024 compared to an increase of ~~W~~157 billion in 2023. The effect of such increase in 2024 was further enhanced by a 33.3% decrease in our income tax benefit using the statutory tax rate of each country in which we pay income tax from ~~W~~790 billion in 2023 to ~~W~~527 billion (US$357 million) in 2024, as our loss before income tax decreased from ~~W~~3,339 billion in 2023 to ~~W~~2,192 billion (US$1,483 million) in 2024, and a significant decrease in tax credits from ~~W~~208 billion in 2023 to ~~W~~23 billion in 2024 (US$16 million), which mainly reflected a decrease in our capital expenditure level. Our effective tax rates were not calculated in 2023 and 2024 due to the loss before income tax we recorded in such years. See Notes 22 and 23 of the notes to our financial statements.

Loss for the Year

As a result of the cumulative effect of the reasons explained above, our loss for the year decreased by 6.5% from ~~W~~2,577 billion in 2023 to ~~W~~2,409 billion (US$1,630 million) in 2024. Our loss for the year as a percentage of revenue was (12.1)% in 2023 and (9.1)% in 2024.

Comparison of 2023 to 2022

Revenue

Our revenue decreased by 19.1% from ~~W~~26,365 billion in 2022 to ~~W~~21,331 billion in 2023. The decrease in revenue resulted from decreases in revenue derived from sales of panels for IT products and televisions, which were in turn mainly due to decreases in both the average selling price and the numbers of panels sold for IT products and panels sold for televisions, offset in part by an increase in revenue derived from sales of panels for mobile and other products and auto products.

Revenue attributable to sales of panels for IT products decreased by 29.9% from ~~W~~11,198 billion in 2022 to ~~W~~7,853 billion in 2023, resulting from a decrease in the average selling price of panels in this category in 2023 compared to 2022, accompanied by a decrease in the number of units sold of panels in this category in 2023 compared to 2022. The average selling price of panels in this category decreased by 21.9% from ~~W~~128 thousand in 2022 to ~~W~~100 thousand in 2023, and the total unit sales of panels for IT products decreased by 10.5% from 87.4 million panels in 2022 to 78.2 million panels in 2023. The decrease in the average selling price of our panels for IT products was mainly attributable to downward pricing pressure resulting from a prolonged general decrease in consumer consumption levels due in part to rising inflation and interest rates and the continued economic volatility and uncertainty globally, which more than offset the positive effects of the overall depreciation of the Korean won against the U.S. dollar on the average selling price of such products during 2023. The decrease in the sales volume of panels for IT products primarily reflected the tapering of the temporary surge in demand for such products caused by the COVID-19 pandemic, while at the same time such products purchased during the peak of the pandemic had not reached their replacement cycles, as well as a continued decrease in market demand for IT products due in part to a general decrease in consumer consumption levels as described above.

Revenue attributable to sales of panels for televisions decreased by 37.9% from ~~W~~6,975 billion in 2022 to ~~W~~4,331 billion in 2023, resulting from a significant decrease in the number of units sold of panels in this category in 2023 compared to 2022, which was partially offset by a significant increase in the average selling price of panels in this category in 2023 compared to 2022. The total unit sales of panels for televisions decreased by 52.6% from 29.3 million panels in 2022 to 13.9 million panels in 2023, whereas the average selling price of panels in this category increased by 30.7% from ~~W~~238 thousand in 2022 to ~~W~~311 thousand in 2023. The decrease in the sales volume of panels for televisions was mainly attributable to a decrease in the sales volume of our TFT-LCD television panels, primarily reflecting our continued strategic focus to increase the proportion of higher-value OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix, as well as a continued decrease in market demand for televisions due in part to a prolonged general decrease in consumer consumption levels due in part to rising inflation and interest rates and the continued economic volatility and uncertainty globally, especially in Europe. The increase in the average selling price of television panels was mainly due to an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix, as well as the depreciation of the Korean Won against the U.S. dollar during 2023.

Revenue attributable to sales of panels for mobile and other products increased by 11.8% from ~~W~~6,326 billion in 2022 to ~~W~~7,071 billion in 2023, resulting from an increase in the average selling price of panels in this category in 2023 compared to 2022, partially offset by a decrease in the number of units sold of panels in this category in 2023 compared to 2022. The average selling price of panels in this category increased by 15.3% from ~~W~~72 thousand in 2022 to ~~W~~83 thousand in 2023, whereas the total unit sales of panels for mobile and other products decreased by 3.3% from 87.8 million in 2022 to 84.9 million in 2023. The increase in the average selling price of panels in this category was mainly due to the depreciation of the Korean Won against the U.S. dollar during 2023 and the further increase in the proportion of panels with differentiated specialty features and larger panels, as well as an increase in the proportion of higher-value OLED panels for high-end smartphones, in our product mix for panels in this category. The decrease in the sales volume of panels for mobile and other products was attributable to a decrease in market demand for other products due in part to a general decrease in consumer consumption levels due to rising inflation and interest rates and the continued economic volatility and uncertainty globally, as well as our continued strategic focus to increase the proportion of higher-end OLED products and reduce the production output of lower-end TFT-LCD products.

Revenue attributable to sales of panels for auto products increased by 9.8% from ~~W~~1,820 billion in 2022 to ~~W~~1,999 billion in 2023, resulting from an increase in the number of units sold of panels in this category in 2023 compared to 2022, partially offset by a decrease in the average selling price of panels in this category in 2023 compared to 2022. The total unit sales of panels for auto products increased by 13.7% from 15.3 million in 2022 to 17.4 million in 2023, whereas the average selling price of panels in this category decreased by 3.4% from ~~W~~119 thousand in 2022 to ~~W~~115 thousand in 2023. The increase in the sales volume of panels for auto products was attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together led to the strengthening of our collaboration with our end-brand customers. The decrease in the average selling price of panels in this category was mainly attributable to sluggish demand conditions in the automobiles industry, which more than offset the positive effects of the overall depreciation of the Korean won against the U.S. dollar on the average selling price of such products during 2023.

In addition, our revenue attributable to royalty and others increased by 67.4% from ~~W~~46 billion in 2022 to ~~W~~77 billion in 2023. The increase was due to a 76.5% increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components, from ~~W~~34 billion in 2022 to ~~W~~60 billion in 2023 and a 33.3% increase in royalty from ~~W~~12 billion in 2022 to ~~W~~16 billion in 2023.

Cost of Sales

Cost of sales decreased by 16.1% from ~~W~~25,028 billion in 2022 to ~~W~~20,986 billion in 2023. The decrease in our cost of sales in 2023 compared to 2022 was attributable primarily to a decrease in raw materials and component costs mainly related to selling fewer panel units overall in 2023 compared to 2022, partially offset by an increase in the proportion of products with differentiated specialty features and newer technologies that require higher-cost raw materials and components in our product mix. In addition, a decrease in overhead costs, resulting mainly from the termination of our production of TFT-LCD panels at certain of our manufacturing facilities in Korea, as well as a decrease in depreciation costs, resulting mainly from the one-time effect of the impairment losses we incurred in 2022 on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business, which we newly distinguished as a separate cash-generating unit (“CGU”) from our existing Display CGU in 2022, contributed to the decrease in cost of sales in 2023 compared to 2022. Such decreases were offset in part by an increase in the value of our inventories due in part to the strengthening of the U.S. dollar, in which 89.6% of our raw materials and component part purchases were denominated in 2023, against the Korean Won in 2023 as a whole, compared to 2022 as a whole.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 36.8% from ~~W~~794 thousand in 2022 to ~~W~~1,086 thousand in 2023. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 5.2% from ~~W~~114 thousand in 2022 to ~~W~~108 thousand in 2023. Such changes were due mainly to decreases in the proportion of our large-sized television and IT panels, which generally have higher cost of sales per panel, but lower cost of sales per square meter of net display area, relative to our small- and medium-sized panels primarily in the mobile and others product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit decreased by 69.3% from ~~W~~1,124 billion in 2022 to ~~W~~345 billion in 2023, and our gross margin decreased from 4.3% in 2022 to 1.6% in 2023. Such decrease was primarily due to the overall decrease in the average selling prices of our panels mainly reflecting increased downward pricing pressure affecting the global display panel industry due in part to a general decrease in consumer consumption levels as described above, which outpaced the decrease in the cost of sales per panel sold in 2023 compared to 2022.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 19.2% from ~~W~~1,827 billion in 2022 to ~~W~~1,476 billion in 2023. As a percentage of revenue, our selling and administrative expenses remained stable at 6.9% in each of 2022 and 2023. The decrease in selling and administrative expenses in 2023 compared to 2022 was attributable primarily to a decrease in warranty expenses, resulting primarily from a reduction in defects in our products equipped with newer technologies (including OLED) during such period and a general decrease in our overall sales volume in 2023 compared to 2022, and a decrease in shipping costs, resulting mainly from a decrease in our overall shipment volume (especially the volume of large-sized product shipments) in 2023 compared to 2022 as well as a decrease in international freight rates following the easing of the COVID-19 pandemic.

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

Research and Development Expenses

Research and development expenses decreased slightly by 0.1% from ~~W~~1,382 billion in 2022 to ~~W~~1,380 billion in 2023. As a percentage of revenue, our research and development expenses increased from 5.2% in 2022 to 6.5% in 2023. The research and development expenses in 2023 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gain, and other expenses include primarily foreign currency loss, impairment loss on property, plant and equipment and impairment loss on intangible assets. Our total net other expense decreased significantly from ~~W~~1,260 billion in 2022 to ~~W~~314 billion in 2023. Such decrease was primarily due to a significant decrease in net impairment loss on property, plant and equipment from ~~W~~1,257 billion in 2022 to ~~W~~60 billion in 2023, as well as a decrease in net impairment loss on intangible assets from ~~W~~134 billion in 2022 to ~~W~~55 billion in 2023. Such significant decreases in impairment losses on property, plant and equipment and on intangible assets in 2023 were primarily attributable to the one-time effect of the impairment losses we incurred in 2022 on our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business, which we newly distinguished as a separate CGU from our existing Display CGU in 2022 following our decision to terminate our TFT-LCD television display panel manufacturing operations in Korea and the resulting reorganization of the related businesses. See Note 10(d) of the notes to our financial statements for a further discussion of our assessment of impairment with respect to our large-sized OLED display panel business. Such decreases were partially offset by a net foreign currency loss of ~~W~~118 billion in 2023 compared to a net foreign currency gain of ~~W~~142 billion in 2022, reflecting higher exchange rate volatility in 2023 compared to 2022.

Finance Income (Costs), Net

Our total net finance costs increased significantly from ~~W~~93 billion in 2022 to ~~W~~512 billion in 2023. Such increase was mainly attributable to a 74.2% increase in interest expense from ~~W~~415 billion in 2022 to ~~W~~723 billion in 2023, which was mainly due to increases in market interest rates as well as the average amount of our long-term borrowings outstanding in 2023 compared to 2022, as well as net loss on valuation of derivatives of ~~W~~76 billion in 2023 compared to net gain in valuation of derivatives of ~~W~~128 billion in 2022, as a result of an overall depreciation of the Korean Won against the U.S. dollar and higher exchange rate volatility in 2023 compared to 2022. Against such fluctuations, we recognized net foreign currency gain of ~~W~~48 billion in 2023 compared to net foreign currency loss of ~~W~~132 billion in 2022, as well as net gain on transaction of derivatives of ~~W~~49 billion in 2022 and ~~W~~179 billion in 2023.

Income Tax Benefit (Expense)

Our income tax benefit increased significantly from ~~W~~238 billion in 2022 to ~~W~~763 billion in 2023, resulting from a significant increase in deferred tax benefit, which was partially offset by an increase in current tax expense in 2023 compared to 2022. Our deferred tax benefit increased by 148.1% from ~~W~~385 billion in 2022 to ~~W~~955 billion in 2023, whereas our current tax expense increased by 31.3% from ~~W~~147 billion in 2022 to ~~W~~193 billion in 2023, as we recorded loss before income tax of ~~W~~3,339 billion in 2023 compared to loss before income tax of ~~W~~3,433 billion in 2022. Furthermore, we recognized a change in unrecognized deferred tax assets of ~~W~~458 billion in 2022, due mainly to applicable amendments to Korean tax laws and changes in our estimates of future taxable income, and ~~W~~157 billion in 2023, primarily reflecting changes in our estimates of future taxable income. The impact of changes in our estimates of future taxable income on changes in unrecognized deferred tax assets was mainly related to tax credit carry forwards in both 2022 and 2023. Our effective tax rates were not calculated in 2022 and 2023 due to the loss before income tax we recorded in such years. See Notes 23 and 24 of the notes to our financial statements.

Loss for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a loss for the year of ~~W~~3,195 billion in 2022 and a loss of ~~W~~2,577 billion in 2023. Our loss for the year as a percentage of revenue was (12.1)% in 2022 and loss for the year as a percentage of revenue was (12.1)% in 2023.

Item 5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~1,825 billion, ~~W~~2,258 billion and ~~W~~2,022 billion (US$1,368 million) as of December 31, 2022, 2023 and 2024, respectively.

Our cash and cash equivalents was held in the following currencies as at December 31, 2024:

	(in billions of Won)
Korean Won	₩	143
Chinese Yuan		41
U.S. Dollar		1,818
Other currencies		20
Total	₩	2,022

We also had short-term deposits in banks of ~~W~~1,723 billion, ~~W~~906 billion and ~~W~~0.6 billion (US$0.4 million), respectively, as of December 31, 2022, 2023 and 2024. The significant decreases in short-term deposits in 2024 compared to 2023, and 2023 compared to 2022, were mainly due to decreases in restricted cash deposits in connection with secured borrowings from our subsidiaries. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2025 to be primarily for repayment of maturing debt, working capital requirements and, to a lesser extent, capital expenditures.

As of December 31, 2022, we had current assets of ~~W~~9,444 billion and current liabilities of ~~W~~13,962 billion, resulting in a working capital deficit of ~~W~~4,518 billion. As of December 31, 2023, we had current assets of ~~W~~9,503 billion and current liabilities of ~~W~~13,885 billion, resulting in a working capital deficit of ~~W~~4,382 billion. As of December 31, 2024, we had current assets of ~~W~~10,123 billion (US$6,850 million) and current liabilities of ~~W~~15,859 billion (US$10,731 million), resulting in a working capital deficit of ~~W~~5,736 billion (US$3,881 million). The decrease in working capital deficit as of December 31, 2023, compared to the working capital deficit as of December 31, 2022, was primarily attributable to a ~~W~~859 billion increase in net trade accounts and notes receivable, which was mainly caused by a decrease in the amount of trade accounts and notes receivable sold to financial institutions as well as the depreciation of the Korean Won against the U.S. dollar as of the end of 2023 compared to the end of 2022, a ~~W~~433 billion increase in our cash and cash equivalents, reflecting the combined effect of changes in our cash flows as described below, and a ~~W~~324 billion decrease in our other accounts payable, which was primarily attributable to a decrease in the level of our ongoing capital investments. The effects of such changes were partially offset by a ~~W~~817 billion decrease in deposits in banks, which mainly reflected a decrease in our restricted deposits as of the end of 2023 compared to the end of 2022 as described above, and a ~~W~~561 billion increase in our advances received, which was primarily attributable to advances received pursuant to long-term supply agreements in 2023, compared to no such advances received in 2022. The increase in working capital deficit as of December 31, 2024, compared to the working capital deficit as of December 31, 2023, was primarily attributable to our recognition of liabilities held for sale of ~~W~~1,657 billion in 2024, resulting from our agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. as discussed above, a ~~W~~1,265 billion increase in current financial liabilities, which mainly reflected an increase in our current portion of long-term borrowings payable as of the end of 2024 compared to the end of 2023, and a ~~W~~905 billion decrease in deposits in banks, which was primarily attributable to a decrease in restricted cash deposits in connection with secured borrowings from our subsidiaries. The effects of such changes were partially offset by a ~~W~~1,198 billion decrease in other accounts payable, which mainly reflected a decrease in our capital expenditures in 2024 compared to 2023, and a ~~W~~983 billion increase in assets held for sale, which was attributable to our agreement with TCL CSOT as discussed above.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient sources of working capital, including in the form of debt financing, for at least the next 12 months following the date of this annual report. In 2024, we entered into a number of short-term and long-term facility loan agreements, from which we have drawn down the full aggregate principal amount of ~~W~~270 billion (US$183 million), US$320 million and CNY 381 million in short-term loans, and ~~W~~650 billion (US$440 million) and CNY 4,270 million in long-term loans, in each case as of December 31, 2024, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2024. In addition, on December 22, 2023, we entered into a syndicated loan agreement with The Korea Development Bank and certain other banks in Korea in the amount of ~~W~~650 billion (US$440 million), from which we have drawn down the full aggregate principal amount of ~~W~~200 billion (US$135 million) in December 2023, ~~W~~100 billion (US$68 million) in February 2024, ~~W~~220 billion (US$149 million) in April 2024 and ~~W~~130 billion (US$88 million) in July 2024.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by various factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities. In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea. We have used the proceeds of such offering to fund our capital investments, general corporate purposes (including purchases of raw materials) and the repayment of certain of our outstanding debt. Immediately following the completion of such offering, the number of issued and outstanding shares of our common stock increased to 500,000,000.

Our net cash provided by operating activities amounted to ~~W~~3,011 billion in 2022, ~~W~~1,683 billion in 2023 and ~~W~~2,412 billion (US$1,632 million) in 2024. The decrease in net cash provided by operating activities in 2023 compared to 2022 was mainly due to a decrease in cash collected from our customers primarily as a result of a decrease in our sales revenue, as well as an increase in trade accounts and notes receivable of ~~W~~1,014 billion in 2023 compared to a decrease of ~~W~~1,833 billion in 2022, primarily resulting from a decrease in the amount of trade accounts and notes receivable sold to financial institutions without recourse towards the end of 2023 compared to the end of 2022. The decrease in net cash provided by operating activities in 2023 compared to 2022 was offset in part by an increase in long-term advances received of ~~W~~1,580 billion in 2023 pursuant to long-term supply agreements compared to no such long-term advances received in 2022. The increase in net cash provided by operating activities in 2024 compared to 2023 was mainly due to an increase in cash collected from our customers primarily as a result of an increase in our sales revenue, as well as a decrease in cash outflow from trade accounts and notes receivable from ~~W~~1,014 billion in 2023 to ~~W~~396 billion (US$268 million) in 2024. The increase in net cash provided by operating activities in 2024 compared to 2023 was offset in part by the long-term advances received in 2023 discussed above compared to no such advances received in 2024.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. As of December 31, 2023, our inventory levels decreased by 12.0% compared to December 31, 2022. As of December 31, 2024, our inventory levels increased by 5.7% compared to December 31, 2023.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2022		2023		2024(1)		2024
	(in billions of Won and millions of US$)
Finished goods	₩	822	₩	751	₩	945	US$	639
Work-in-process		1,235		1,146		1,102		746
Raw materials		652		457		460		311
Supplies		164		174		164		111
Total	₩	2,873	₩	2,528	₩	2,671	US$	1,807

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024, as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~6,700 billion in 2022, ~~W~~2,589 billion in 2023 and ~~W~~1,363 billion (US$922 million) in 2024. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our OLED-focused production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~5,079 billion, ~~W~~3,483 billion and ~~W~~2,130 billion (US$1,441 million) in 2022, 2023 and 2024, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, including external long-term borrowings and bond issuances.

We currently expect that, in 2025, our total capital expenditures on a cash out basis will be at a similar level to those in 2024 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions. As of December 31, 2024, our commitments in relation to future acquisitions of property, plant and equipment and intangible assets amounted to ~~W~~465 billion (US$315 million).

Our net cash provided by financing activities amounted to ~~W~~1,946 billion in 2022 and ~~W~~1,351 billion in 2023, and our net cash used in financing activities amounted to ~~W~~1,334 billion (US$903 million) in 2024. The decrease in net cash provided by financing activities in 2023 primarily reflects net repayment of short-term borrowings in 2023 compared to net proceeds from short-term borrowings in 2022, partially offset by increases in net proceeds from long-term borrowings and bonds in 2023 compared to 2022. The net cash used in financing activities in 2024 compared to net cash provided by financing activities in 2023 primarily reflects decreases in net proceeds from issuance of long-term borrowings and short-term borrowings in 2024 compared to 2023 as well as an increase in our repayment of current portion of long-term borrowings in 2024 compared to 2023, partially offset by our capital increase through a preemptive rights offering in March 2024.

At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of ~~W~~650 per share of common stock, amounting to a total cash dividend of ~~W~~232.6 billion to our shareholders of record as of December 31, 2021. At each of our annual general meeting of shareholders that was held on March 21, 2023, March 22, 2024 and March 20, 2025, we did not declare any cash dividend to our shareholders.

We had a total of ~~W~~2,579 billion, ~~W~~1,876 billion and ~~W~~970 billion (US$656million) of short-term borrowings outstanding as of December 31, 2022, 2023 and 2024, respectively. Approximately 3% of our outstanding short-term borrowings as of December 31, 2024 were subject to floating interest rates. For further information regarding our short-term borrowings, including their interest rate and currency structure, please see Note 12 of the notes to our financial statements.

As of December 31, 2024, we maintained accounts receivable sales negotiating facilities with several banks for up to an aggregate amount of US$1,000 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various other accounts receivable sales negotiating facilities for up to an aggregate amount of US$4,484million. For further information regarding these facilities, please see Note 15 of the notes to our financial statements.

As of December 31, 2024, we had outstanding long-term debt including current portion in the amount of ~~W~~13,582 billion (US$9,190 million) and prior to deducting discounts on bonds, consisting of ~~W~~992 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$2,528 million of U.S. dollar denominated long-term borrowings, CNY20,164 million of CNY denominated long-term borrowings and ~~W~~4,669 billion of Korean Won denominated long-term borrowings. As of December 31, 2024, 28% of our outstanding long-term debt were subject to fixed interest rates.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early repayment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2024. For further information about our short- and long-term debt obligations as of December 31, 2024, including their interest rate and currency structure, see Note 12 of the notes to our financial statements.

As of December 31, 2024, we have entered into five agreements to guarantee the payment obligations in the aggregate amount of US$1,261 million of our subsidiary LG Display Vietnam Haiphong Co., Ltd. under credit facilities and payables facilities with various financial institutions, including Sumitomo Mitsui Banking Corporation, Standard Chartered Bank, Citibank, Export-Import Bank of Korea and Bank of Australia and New Zealand, among other lenders.

We also utilize cross-currency swap contracts and forward exchange contracts to hedge our foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

The following table summarizes our material short- and long-term cash requirements as of December 31, 2024:

			Payments Due by Period
(in billions of Won)	Total		Less than 6 months	6 months-1 year	1-2 years	2-5 years	More than 5 years
Unsecured bank borrowings	₩	3,210	694	992	839	685	—
Secured bank borrowings		11,244	3,037	1,618	3,102	3,462	25
Unsecured bond issues		1,186	631	12	417	126	—
Trade accounts and notes payable		4,156	3,885	271	—	—	—
Other accounts payable(1)		1,724	1,405	319	—	—	—
Long-term other accounts payable		323	—	—	69	192	62
Securities deposits received		189	—	—	7	182	—
Lease liabilities		61	24	13	14	9	1
Derivatives		11	1	4	4	2	—
Total contractual cash obligations	₩	22,104	9,677	3,229	4,452	4,658	88

(1)
Includes the amount of utility expenses and other expenses paid using the enterprise procurement cards. For further information, please see Note 25 of the notes to our financial statements.

We intend to fund our cash commitments with cash flows generated from our operations as well as debt financing activities. In addition, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our display products.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~152 billion in 2022, ~~W~~146 billion in 2023 and ~~W~~145 billion (US$98 million) in 2024, representing 6.3%, 6.1% and 6.5% of our research and development related expenditures in 2022, 2023 and 2024, respectively. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2024, the statutory corporate income tax rate applicable to us was 9.9% (including local income surtax) for the first ~~W~~200 million of our taxable income, 20.9% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 23.1% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 26.4% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

In recent years, the Organization for Economic Cooperation and Development has introduced and implemented the Base Erosion and Profit Shifting 2.0 framework (“BEPS 2.0”), which imposes a minimum tax for multinational enterprise groups with total consolidated group revenue of €750 million or more in at least two of the four most recent fiscal years (the “global minimum tax requirement”). Under the model rules of BEPS 2.0, a multinational enterprise group meeting the above-described criteria are required to pay a top-up tax on excess profits realized by a consolidated entity in any jurisdiction in which the effective tax rate for the jurisdiction is below a 15% minimum rate. The top-up tax must be paid to the tax authority of the country in which the responsible entity (either the controlling company or the local entity, depending on the jurisdiction) is located and meets certain requirements. In 2023, the Korean government enacted a new tax legislation, which is effective for fiscal years that begin on or after January 1, 2024, that reflects the global minimum tax requirement. Based on our assessment, we had no current tax expenses related to the global minimum tax requirement for the year ended December 31, 2024.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in tangible assets for business use (excluding certain assets for which tax credits are not permitted under Korean tax laws) and facilities used for research and development and human resources development. For example, in 2024, under the Restriction of Special Taxation Act, we were entitled to a tax credit of 15% of our qualifying capital investments in certain national strategic technology facilities in 2024. Under the same law, we are also entitled to a tax credit on a percentage of our research and development expenses incurred for procuring certain national strategic technologies, which include OLED display technology. The applicable amount of such tax credit is calculated by multiplying the applicable research and development expenses by the sum of (x) 30% and (y) three times the proportion of such research and development expenses as a percentage of revenue.

Tax credits may be utilized for an amount up to the tax payable using the minimum tax rate for a given fiscal year. Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next ten years. As of December 31, 2024, we had recognized deferred tax assets related to these credits of ~~W~~145 billion (US$98 million), which may be utilized against future income tax liabilities through 2034. See Note 23(b) of the notes to our financial statements.

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

To meet the demands of the future trends, we have formulated a long-term research and development strategy aimed at improving the process, performance and design of the existing products and diversifying the use of display panels as new opportunities arise with the development of communication systems and information technology. The following are examples of products and technologies that have been developed through our research and development activities in recent years:

•
In 2022, we produced the world’s first 97-inch OLED television display product as well as the world’s first large-sized (55-inch, 65-inch and 77-inch) television display products applying META OLED technology. In addition, we produced our first notebook display panel with a borderless design, which applies variable refresh rate technology with low power consumption, and we also produced the world’s first 27.6-inch multi-tasking monitor display product with a 16:18 screen ratio as well as the world’s first 34-inch 1900R IPS Black monitor product. For gaming display products, we developed the world’s first 24.5-inch 480Hz FHD gaming monitor display that applies high-performance oxide-TFT, and we produced the world’s first 27-inch and 45-inch gaming display panel applying META OLED technology. For automotive display products, we produced the world’s first 12.3-inch automotive co-driver display panel that applies double LGP (Light Guide Panel) control technology as well as the world’s first 12.3-inch automotive cluster display panel that applies glassless 3D technology.
•
In 2023, we developed the world’s first medium-sized transparent WOLED display product (30-inch HD) with a transparency rate of 45% and luminance of 600/200 nit. In addition, we produced the world’s first 17-inch foldable pen touch notebook display panel applying tandem OLED technology. For gaming display products, we developed the world’s first 34-inch and 39-inch ultra-wide, full-size 240Hz gaming monitor display product that applies high-speed, fast response time, high-luminance and curved OLED technology.
•
In 2024, we developed our first notebook panel based on the ATO (Advanced Thin OLED) structure, a 13.4-inch model that incorporates Touch on Encap technology. We also introduced Micro LED display products, including a 22.3-inch module for 136-inch 4K business-to-consumer products and a 22.3-inch module for infinitely expandable business-to-business applications. Additionally, we produced large WOLED desktop monitors applying the first-ever “4Stack” technology in various sizes ranging from 48-inches to 83-inches, offering superior brightness, color accuracy and fast response times, while also achieving greater cost efficiency. For gaming display products, we launched the world’s first Gaming OLED QHD 480Hz monitor product (27-inch), along with the world’s first gaming DFR (Dynamic Frequency & Resolution) product, which allows the implementation of both high resolution (UHD 240Hz) and high refresh rate (FHD 480Hz) on a single display panel while providing maximized sound effects. Additionally, we developed our first dual-resolution gaming LCD monitor product (27-inch), which supports both fast-paced (FHD 330Hz) and high-resolution (UHD 165Hz) gaming on a single screen.

In line with our overall business strategy to focus on the development and production of OLED and other high-end differentiated specialty display products, we plan to continue to concentrate on the research and development of OLED and other newer display technologies, while also exploring new growth opportunities in the application of display panels, such as automotive displays and life displays. Life displays include gaming displays and transparent displays, among others.

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

We complement our in-house research and development capability through collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students and to research and develop new technologies. As part of our such efforts, we operate cooperation centers within various universities, including Korea University and Korea Advanced Institute of Science and Technology, in order to promote the research and development of various technologies for use in future display panels. In 2021 and 2022, we entered into agreements with Yonsei University, Hanyang University and Sungkyunkwan University to establish a “Display Convergence Engineering Department” at each of these universities that offers specialized classes in technical fields such as electronics, electricity, physics, chemistry and materials with the aim to cultivate next-generation talents. We also enter into joint research and development agreements from time to time with third parties for the development of technologies in next-generation display fields. In addition, we belong to several display industry consortia, and we receive annual government funding to support our research and development efforts.

While we primarily rely on our own capacity for the development of new technologies in the display panel design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2025 to 2044. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~152 billion in 2022, ~~W~~146 billion in 2023 and ~~W~~145 billion (US$98 million) in 2024, representing 6.3%, 6.1% and 6.5% of our research and development related expenditures in 2022, 2023 and 2024, respectively. We recognized royalty income in the amount of ~~W~~12 billion in 2022, ~~W~~16 billion in 2023 and ~~W~~61 billion (US$41 million) in 2024. The following are examples of license agreements we have entered into:

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

Item 5.E. Critical Accounting Estimates

Our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. See Note 2(d) of the notes to our financial statements for a discussion on the accounting policies critical to an understanding of our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation provide for a board consisting of between five and seven directors, more than half of whom must be outside directors. Our shareholders elect all directors at a general meeting of shareholders. Under the Korean Commercial Code, a representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. Cheoldong Jeong is currently our sole representative director.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Doo Cheol Moon	November 5, 1967	Director	March 2021(1)	March 2027	Professor, School of Business, Yonsei University
Chung Hae Kang	May 20, 1964	Director	March 2022(2)	March 2028	Professor, University of Seoul Law School
Jung Suk Oh	September 30, 1970	Director	March 2023(3)	March 2026	Professor, Operations Management, Seoul National University
Sang Hee Park	December 2, 1965	Director	March 2023	March 2026	Professor, Materials Science and Engineering, Korea Advanced Institute of Science and Technology

(1)
Mr. Moon was re-elected as an outside director at our annual general meeting of shareholders in March 2024.
(2)
Ms. Kang was re-elected as an outside director at our annual general meeting of shareholders in March 2025.
(3)
Prior to his election to our board of directors at our annual general meeting of shareholders in March 2023, Mr. Oh previously served as a court-appointed temporary outside director and member of the Audit Committee since April 2022.

Our Non-Outside Directors

Our current non-outside directors are set out in the table below:

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Cheoldong Jeong	May 11, 1961	President, Chief Executive Officer, Representative Director	March 2024	March 2027	—
Sunghyun Kim	December 12, 1967	Executive Vice President, Chief Financial Officer, Director	March 2022(1)	March 2028	—
Sangwoo Lee	November 8, 1970	Director	March 2025	March 2028	—

(1)
Mr. Kim was re-elected as a non-outside director at our annual general meeting of shareholders in March 2025.

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age
Myoung Kyu Kim	President	Chief Cost Innovation Officer	62
Yong Min Ha	Executive Vice President	Head of Quality Management Center	58
Soo Young Yoon	Executive Vice President	Chief Technology Officer	58
Hyun Chul Choi	Executive Vice President	Head of SC Business Unit	57
Sang Ho Song	Executive Vice President	Chief Human Resource Officer	56
Byeong Koo Kim	Senior Vice President	Head of Medium Display Business Unit	57
Young Seok Choi	Senior Vice President	Head of Production Technology Center	57
Jeong Ki Park	Senior Vice President	Head of Medium Display Development Group	56
Hyeon Woo Lee	Senior Vice President	Head of Large Display Business Unit	57
Jin Hyo Lee	Senior Vice President	Head of Legal Group	53
Woo Sup Shin	Senior Vice President	Head of Large Display Development Group	55
Seong Hee Kim	Senior Vice President	Chief Safety Environment Officer	56
Yoo Seok Park	Senior Vice President	Head of Medium/Large Display Manufacture Center	54
Jin Nam Park	Senior Vice President	Head of Purchasing Group	53
Myung Su Suk	Senior Vice President	Head of Medium-Small Display Module Center	54
Heung Soo Kim	Senior Vice President	Head of SC Panel Center	54
Han Koo Lee	Vice President	Head of Business Support Group	57
Keuk Sang Kwon	Vice President	Head of Auto Business Group	54
Sang Yoon Park	Vice President	Head of SC Development Group	56
Eun Kuk Kyung	Vice President	Head of Accounting Division	55
Jeong Min Kim	Vice President	Head of Jeong-do Management Division	53
Hoon Jeong	Vice President	Head of Medium Display Panel/Advanced Development Division	52
Seung Ho Kwon	Vice President	Head of Medium/Large Display Factory 1	53
Tae Rim Lee	Vice President	Head of Large Display Product Development Division 1	50
In Hyuk Song	Vice President	Head of Auto Product Development Division 1	47
Joon Young Yang	Vice President	Head of Advanced Technology Laboratory	54
Tae Hyung Lim	Vice President	Head of Medium Display Sales Division 2	55
Kyung Joon Kwon	Vice President	Head of SC Development Division 2	49
Sung Joon Bae	Vice President	Head of Large Display Panel Development Division	54
Won Gyun Youn	Vice President	Head of Medium Display Product Development Division 3	53
Ki Young Kim	Vice President	Head of Quality Innovation Division	53
Ji Ho Back	Vice President	Head of OC Research/Development Division	53
Seung Do Kim	Vice President	Head of Module Technology Division	53
In Kwan Choi	Vice President	Head of Vietnam Subsidiary	54
Jong Suk Jeon	Vice President	Head of SC Sales/Marketing Group	50
Sang Hyun Ahn	Vice President	Head of Auto Sales Division	54
Won Seok Kang	Vice President	Head of Large Display Product Planning Division	53
Whan Woo Park	Vice President	Head of SC Sales Division	52
Byung Seung Lee	Vice President	Head of DX Group	48
Hyung Jung Lee	Vice President	Head of Large Display LCD Supply Chain Management	56
Jae Hyeob Seo	Vice President	Head of Gumi Complex Division	54
Hu Kag Lee	Vice President	Head of LGDCO Subsidiary	54
Jong Uk Bae	Vice President	Head of Device Process Research Division	54
Jae Jun Ahn	Vice President	Leader of Yield TDR	52
Han Yong Nam	Vice President	Head of Purchasing Division 2	56
Juhn Suk Yoo	Chief Research Fellow	Leader of SC Advanced Technology Task	53
Tae Wook Kang	Vice President	Head of Medium Display Sales/Marketing Group	48
Kyu Dong Kim	Vice President	Head of Finance & Risk Management Division	47
Gwang Tae Kim	Vice President	Head of Medium Display Product Development Division 2	53
Joon Hyeok Jang	Vice President	Head of Japan Office	52
Ki Hwan Son	Vice President	Head of Auto Marketing Product Planning Division	47
Seong Gon Kim	Vice President	Head of Medium Display Sales Division 3	47
Jong Duck Kim	Vice President	Head of Large Display Planning & Management Division	54
Sang Hoon Jung	Vice President	Head of Panel Advanced Research Division	48
Ui Jin Chung	Vice President	Leader of EXO Task	53
Dong Hee Kim	Vice President	Leader of SC Cost Innovation TDR	54
Ki Sang Lee	Vice President	Head of Labor Management Division	54
Pyung Hun Kim	Vice President	Head of Auto Product Development Division 2	51
Jae Won Jang	Vice President	Head of Medium Display Product Planning Division	50
Heung Lyul Cho	Vice President	Head of Product Technology Division	52
Nak Jin Seong	Vice President	Head of Large Display Development Division 2	47
Yun Seon Kang	Vice President	Head of Equipment Technology Division	55
Sang Goon Whang	Vice President	Head of Large Display Sales Division 1	50
Jun Tak Oh	Vice President	Head of AI/Big Data Research Division	48
Suk Hyun Lee	Vice President	Head of Paju Complex Division	52
Woong Gi Jun	Vice President	Head of R&D Strategy/Planning Division	48
Min Hyoung Lee	Vice President	Head of Strategy/Marketing Division	54
Kyuong Hyung Lee	Vice President	Head of Medium/Large Display Factory 2	50
Nack Bong Choi	Vice President	Head of SC Development Division 1	51
Yeoun Woo Sung	Vice President	Head of SC Customer Support Division	46
Seung Hyun Cho	Vice President	Head of Business Control & Management Division	48
Tae Hyoung Kwak	Vice President	Head of Material Research Division	50
Hyoung Kun Lee	Vice President	Head of Public Relations Division	52
Hong Soo Kim	Vice President	Head of SC Development Division 5	50
Hak Soo Park	Vice President	Head of Development/Manufacture DX Division	47
Hyun Seung Lee	Vice President	Head of Module O/S Division	50
Jin Sung Kim	Vice President	Head of Circuit Algorithm Research Division	49
Seung Ho Kim	Vice President	Head of Production Technology Division	51
Dong Ik Lee	Vice President	Head of Purchasing Division 1	48
Ik Soo Ahn	Vice President	Head of SC SCM Division	51

Item 6.B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2024 to our directors was ~~W~~2.5 billion (US$1.7 million). This included ~~W~~351 million (US$0.2 million) in salary paid to Ho Young Jeong, our former chief executive officer, and ~~W~~1.2 billion (US$1.0 million) in salary paid to Cheoldong Jeong, our chief executive officer, and ~~W~~545 million (US$0.4 million) in salary paid to Sunghyun Kim, our chief financial officer, in each case for the period during which each such person served on our board of directors in 2024.

The aggregate remuneration and benefits-in-kind we paid in 2024 to our non-director executive officers was ~~W~~32.2 billion (US$21.8 million).

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2024 was as follows:

		Composition of Total Compensation
Name	Position	Salary		Bonus(1)	Retirement Benefits		Total Compensation
		(in millions of Won)
Ho Young Jeong(2)	President	₩	351	—	₩	1,170	₩	1,521
Kang Yeol Oh(2)	Advisory Officer	₩	241	—	₩	1,240	₩	1,481
Cheoldong Jeong	President	₩	1,424	—	₩	—	₩	1,424
Han Seop Kim(2)	Advisory Officer	₩	250	—	₩	1,034	₩	1,284
Hee Yeon Kim(2)	Advisory Officer	₩	243	—	₩	939	₩	1,182

(1)
Based on our performance in 2024.
(2)
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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2024, we paid a premium of approximately US$1.2 million in respect of this insurance policy.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. Our Audit Committee is currently comprised of four outside directors: Doo Cheol Moon, Chung Hae Kang, Jung Suk Oh and Sang Hee Park. The chairman is Doo Cheol Moon. Members of the Audit Committee are elected by our shareholders at the annual general meeting of shareholders and all members must meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Korean Commercial Code. The committee reviews all audit and compliance-related matters and makes recommendations to our board of directors. The Audit Committee’s primary responsibilities include the following:

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Doo Cheol Moon and Chung Hae Kang, and one non-outside director, Sangwoo Lee. The chairman is Chung Hae Kang. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

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

Related Party Transaction Committee

The Related Party Transaction Committee is comprised of three outside directors, Chung Hae Kang, Jung Suk Oh and Sang Hee Park, and our chief financial officer and non-outside director, Sunghyun Kim. The chairman is Chung Hae Kang. The committee reviews related party and other internal transactions to ensure compliance with the Monopoly Regulation and Fair Trade Act and makes recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

ESG Committee

The ESG Committee is comprised of four outside directors, Doo Cheol Moon, Chung Hae Kang, Jung Suk Oh and Sang Hee Park, and our chief executive officer and non-outside director, Cheoldong Jeong. The chairman is Doo Cheol Moon. The committee is responsible for reviewing and establishing policies and strategies relating to the environment and safety, social responsibility, customer value, shareholder value and corporate governance, and making recommendations to our board of directors.

The committee holds regular meetings at least once each half-year, and more frequently as needed.

Item 6.D. Employees

As of December 31, 2024, we had 60,792 employees, including 35,646 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2022, 2023 and 2024:

	As of December 31,
Employees(1)	2022	2023	2024
Production	58,050	55,469	50,814
Technical(2)	8,612	8,098	7,393
Sales & Marketing	1,700	1,603	1,432
Management & Administration	1,294	1,248	1,153
Total	69,656	66,418	60,792

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

As of December 31, 2024, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2024, the present value of our defined benefit obligations amounted to ~~W~~1,444 billion (US$977 million), while the fair value of our benefit plan assets amounted to ~~W~~1,604 billion (US$1,085 million), including amounts relating to employees of our foreign subsidiaries. See Note 13 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2024, our employee stock ownership association owned approximately 5.4% of our common stock. In March 2024, we offered 28,436,860 of the 142,184,300 new shares of common stock to members of the employee stock ownership association as part of our capital increase, and all such shares were subscribed by members of our employee stock ownership association.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 106,630 shares of our common stock as of April 17, 2025, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our registered executive officers, including our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of March 31, 2025 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics(1)	183,593,206	36.7%
National Pension Service	25,941,904	5.2%
Employee Stock Ownership Association	25,900,063	5.2%

(1)
In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. Immediately following the completion of such offering, the number of issued and outstanding shares of our common stock increased to 500,000,000. LG Electronics subscribed for 47,968,206 new shares of our common stock for a cash consideration of ~~W~~436 billion under such offering. As a result of its participation, following the completion of such offering, LG Electronics’ shareholding in us decreased from 37.9% to 36.7%.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of March 31, 2025. None of our major shareholders identified above has voting rights different from those of our other shareholders.

Item 7.B. Related Party Transactions

We engage from time to time in a variety of transactions with related parties, including the sale of our products to, and the purchase of raw materials and components from, such related parties. See Notes 8 and 29 of the notes to our financial statements. In March 2023, we entered into a long-term borrowings agreement with LG Electronics, our largest shareholder. See “— Long-Term Borrowings Agreement with LG Electronics.” In March 2024, LG Electronics subscribed for additional shares of our common stock in our capital increase pursuant to a preemptive rights offering to existing shareholders. See “— Subscription to Our Common Stock by LG Electronics.” We have conducted our transactions with related parties based on arm’s length negotiations taking into account such considerations as we would in comparable transactions with a non-related party.

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~3,767 billion (US$2,549 million), or 14.2% of our sales, in 2024.

Purchases from LG Electronics

We purchase equipment, photo masks, components and certain services, such as transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~500 billion (US$338 million), or 3.8% of our total purchases, in 2024.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~567 billion (US$384 million), or 4.3% of our total purchases, in 2024.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics and LG Chem and their respective subsidiaries, amounted to ~~W~~427 billion (US$289 million), or 3.3% of our total purchases, in 2024.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 17, 2025, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

Subscription to Our Common Stock by LG Electronics

In March 2024, LG Electronics subscribed for 47,968,206 new shares of our common stock for a cash consideration of ~~W~~436 billion in our capital increase pursuant to a preemptive rights offering to existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. As a result of its participation, following the completion of such offering, LG Electronics’ shareholding in us decreased from 37.9% to 36.7%. LG Electronics currently owns 36.7% of our voting stock. See “Item 7.A. Major Shareholders.”

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

See “Item 18. Financial Statements” and pages F-1 through F-95.

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

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville in December 2016. In February 2024, the court rendered its judgment on such follow-on damages claim against the defendants, including us. As of April 17, 2025, the amount for which we will be liable remains subject to further determination by the court.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 17, 2025, we have not been served with the complaint from Hatzlacha.

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

At our annual general meeting of shareholders that was held on March 23, 2022, we declared a cash dividend of ~~W~~650 per share of common stock, amounting to a total cash dividend of ~~W~~232.6 billion to our shareholders of record as of December 31, 2021. At each of our annual general meeting of shareholders that was held on March 21, 2023, March 22, 2024, and March 20, 2025, we did not declare any cash dividend to our shareholders.

Item 8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

Item 9.A. Offer and Listing Details.

Principal Trading Market

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2024, 500,000,000 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2024, 20,944,314 ADSs were outstanding.

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

General

Under our articles of incorporation, which was last amended in March 2025, the total number of shares authorized to be issued by us is 1,000,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to one-fourth of the total number of outstanding shares. As of December 31, 2024, 500,000,000 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form.

In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock (including 1,038,078 new shares represented by 2,076,156 ADSs) at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders, including ADS holders, followed by a public offering in Korea with respect to the fractional shares from the rights offering. Immediately following the completion of such offering, the number of outstanding shares of our common stock and ADSs increased to 500,000,000 and 15,741,012 (representing 7,870,506 shares of our common stock), respectively.

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

Also, we may pay an interim dividend in accordance with a resolution of the board of directors to our shareholders of record as of the date determined and publicly notified two weeks in advance by the board of directors.

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

provided that the aggregate number of shares so issued (i) to corporations, institutional investors or domestic or overseas financial institutions to achieve our operational objectives or (ii) for the purpose of drawing foreign investment when we deem it necessary for our business needs do not exceed 30% of the total number of issued and outstanding shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2024, approximately 5.4% of our common stock was held by our employee stock ownership association. In March 2024, we offered 28,436,860 of the 142,184,300 new shares of common stock to members of the employee stock ownership association as part of our capital increase, and all such shares were subscribed by members of our employee stock ownership association.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (i) 11% (including local income surtax) of the gross proceeds realized and (ii) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the shares or ADSs, 22% (including local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See the discussion under “—Tax Treaties” below for an additional explanation of claiming treaty benefits.

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

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange in 2025, you will be subject to agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock and will not be subject to securities transaction tax. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to agriculture and fishery special surtax.

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

The U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of shares of common stock or ADSs generally will be subject to taxation at a lower rate than other ordinary income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, dividends paid on the common stock or ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (the “IRS”) has approved for purposes of the qualified dividend income rules or the dividends are paid with respect to ADSs that are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Treaty has been approved for purposes of the qualified dividend rules. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2025 taxable year.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance issued in 2023 and complies with specific requirements as set forth in such guidance, the Korean tax may be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain, and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the foreign tax credit requirements discussed above, any Korean tax imposed on the sale or other disposition of the shares of common stock or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares of common stock or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares of common stock or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares of common stock or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations, and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our short-term and long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2024, we had outstanding short-term and long-term debt, including current portion and prior to deducting discounts on bonds, in the aggregate amount of ~~W~~14,551 billion (US$9,846 million). See Note 25(d) of the notes to our financial statements.

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2024, ~~W~~915 billion (US$619 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in between 2025 and 2028. In connection with such contracts, we recognized a loss on valuation of derivatives of ~~W~~4 billion (US$3 million) in 2024. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates												Fair Value at
	2025		2026		2027		2028		2029	Thereafter	Total		December 31, 2024
	(in billions of Won, except for interest rate percentages)
Interest rate swaps
Variable to fixed (W)(1)	₩	190	₩	525	₩	100	₩	100	—	—	₩	915	₩ 915
Average pay rate		4.57%		5.19%		5.41%		5.41%	—	—
Average receive rate		4.67%		4.51%		4.24%		4.31%	—	—

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

As of December 31, 2024, we had US$560 million aggregate principal amount of U.S. dollar denominated short-term loans, CNY726 million aggregate principal amount of CNY denominated short-term loans, US$2,528 million aggregate principal amount of U.S. dollar denominated long-term loans, CNY20,164 million aggregate principal amount of CNY denominated long-term loans and ~~W~~4,669 billion aggregate principal amount of Korean Won denominated long-term loans. As of December 31, 2024, the interest rates for our U.S. dollar denominated loans ranged from 4.00% to 7.06%, the interest rates for our CNY denominated loans ranged from 2.13% to 3.61%, and the interest rates for our Korean Won denominated loans ranged from 2.41% to 6.06%. See Note 12 of the notes to our financial statements.

If interest rates on borrowings with floating rates had been 1% higher or lower with all other variables held constant, the impact on the profit or loss of the applicable period would be as follows:

	For the Years Ended December 31,
	2022			2023			2024
	Increase	Decrease		Increase	Decrease		Increase	Decrease
	(In billions of Won)
Increase or decrease in annual profit and net equity	₩ (50)	₩	50	₩ (57)	₩	57	₩ (76)	₩	76

The table below provides information about our financial instruments that are sensitive to changes in interest rates.

	Expected Maturity Dates
	2025		2026		2027		2028		2029		Thereafter		Total		Fair Value at December 31, 2024
	(in billions of Won, except for interest rate percentages)
Debt obligations
Fixed rate (₩)	₩	2,198	₩	880	₩	125		—		—		—	₩	3,203	₩	3,242
Average interest rate		5.1%		5.0%		3.7%		—		—		—
Variable rate (₩)	₩	275	₩	815	₩	825	₩	475	₩	50	₩	25	₩	2,465	₩	2,465
Average interest rate		5.0%		5.1%		5.1%		5.0%		5.0%		5.0%
Fixed rate (CNY)	₩	146		—		—		—		—		—	₩	146	₩	145
Average interest rate		3.5%		—		—		—		—		—
Variable rate (CNY)	₩	1,645	₩	1,710	₩	704		—		—		—	₩	4,058	₩	4,058
Average interest rate		3.0%		2.9%		2.5%		—		—		—
Fixed rate (US$)	₩	794		—	₩	588		—		—		—	₩	1,382	₩	1,418
Average interest rate		4.4%		—		5.9%		—		—		—
Variable rate (US$)	₩	1,431	₩	588	₩	485	₩	485	₩	334		—	₩	3,324	₩	3,324
Average interest rate		6.3%		5.9%		5.7%		5.7%		5.7%		—

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 12 and 25 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Chinese Yuan, the Japanese Yen and the Vietnamese Dong. For a further discussion of our net exposure to such foreign currencies, see Note 25 of the notes to our financial statements.

From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar and Chinese Yuan against the Korean Won on our U.S. dollar and Chinese Yuan debt exposure using cross-currency swap contracts. The table below sets forth our outstanding cross currency interest rate swap contracts as of December 31, 2024.

Cross Currency Interest Rate Swap Contracts:
Contracts to sell Korean (Won)/buy US$:

Outstanding contract amount	US$	1,480 million
Average contractual exchange rate	(Won)	1,303.1/US$
Change in fair value	(Won)	130.4 billion

Contracts to sell Korean (Won)/buy CNY:

Outstanding contract amount	CNY	726 million
Average contractual exchange rate	(Won)	189.5/CNY
Change in fair value	(Won)	12.6 billion

In addition to relying on natural hedges created by foreign currency assets and liabilities, we enter into forward exchange contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our foreign currency liabilities. Gains and losses on forward exchange contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss. The table below sets forth our outstanding forward exchange contracts as of December 31, 2024.

Forward Exchange Contracts:
Contracts to buy US$/sell Korean (Won):

Outstanding contract amount	US$	750 million
Average contractual exchange rate	(Won)	1,296.5/US$
Change in fair value	(Won)	155.1 billion

Our foreign currency exposure and changes in equity and profit or loss resulting from a 5% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2022			2023			2024
	Equity		Profit or loss	Equity		Profit or loss	Equity		Profit or loss
	(In billions of Won)
U.S. Dollars (5% weakening)	₩	(114)	₩ (23)	₩	(69)	₩ 44	₩	(8)	₩ (28)
U.S. Dollars (5% strengthening)		114	23		69	(44)		8	28
Chinese Yuan (5% weakening)		(106)	(0)		(172)	(0)		(271)	(0)
Chinese Yuan (5% strengthening)		106	0		172	0		271	0
Japanese Yen (5% weakening)		(9)	(9)		(8)	(8)		(5)	(5)
Japanese Yen (5% strengthening)		9	9		8	8		5	5
Vietnamese Dong (5% weakening)		(6)	(6)		(4)	(4)		(3)	(3)
Vietnamese Dong (5% strengthening)		6	6		4	4		3	3

Other Risks

We are exposed to credit risk in the event of non-performance by the counterparties under our forward exchange contracts at maturity. In order to minimize this risk, we limit the transaction amount with any one party and continually monitor the credit quality of the counterparties to these financial instruments. We do not anticipate any material losses from these contracts, and we believe the risk of non-performance by the counterparties under these contracts is remote.

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for a substantial majority of our sales in each of 2022, 2023 and 2024. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

Fees and Payments from the Depositary to Us

In 2024, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)(1)	US$640,232

Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2023(1)

US$640,232

(1)
Under discussions with the depositary for the amount of applicable payment with respect to 2024.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Samil PricewaterhouseCoopers and its affiliates (“PwC”), an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Doo Cheol Moon qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our former independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and its affiliates, which we collectively refer to as KPMG, for the fiscal year ended December 31, 2023 and by our current independent registered public accounting firm, PwC for the fiscal year ended December 31, 2024:

	Year ended December 31,
	2023		2024
	(in millions of Won)
Audit fees	₩	4,915	₩	5,881
Audit-related fees		—		—
Tax fees		163		820
All other fees		—		—
Total fees	₩	5,078	₩	6,701

Audit fees in the above table are the aggregate fees billed or expected to be billed, as the case may be, by our independent registered public accounting firm in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed or expected to be billed, as the case may be, by our independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

Tax fees in the above table are the aggregate fees billed or expected to be billed, as the case may be, by our independent registered public accounting firm for tax compliance services.

All other fees in the above table are aggregate fees billed or expected to be billed, as the case may be, by our independent registered public accounting firm for services other than the services reported above under “audit fees,” “audit-related fees,” or “tax fees.”

Audit Committee Pre-Approval Policies and Procedures

Under our Audit Committee’s pre-approval policies and procedures, all audit and non-audit services to be provided to us by our independent auditors must be pre-approved by our Audit Committee on a case-by-case basis. Our Audit Committee does not pre-approve any audit or non-audit services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of the SEC and applicable law. In 2024, no fees were approved pursuant to the de minimis exception.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-32238), filed on April 29, 2024.

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

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The	We maintain an Audit Committee composed of three or more outside directors who meet the

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

The Korean Commercial Code and our articles of incorporation provide that any and all terms and conditions for the issuance of new shares of the company shall be determined by a resolution of the board of directors. The company may allot new shares by a resolution of the board of directors to persons other than its shareholders when certain requirements are satisfied, including where new shares are issued by way of general public offering, and are issued to corporations, institutional investors, domestic and foreign financial institutions and others to further a management objective such as strengthening the company’s financials (provided, however, that such allotment of new shares to persons other than shareholders may only be made up to 30% of the total number of issued and outstanding shares of the company, in the following cases: i) when new shares are issued to corporations, institutional investors or domestic or foreign financial institutions for the purpose of achieving the company’s operational objectives, such as improving the financial structure or ii) when new shares are issued to attract foreign investment due to business necessity).

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

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

Our CISO is appointed in accordance with the requirements set forth by the Act on Promotion of Information and Communications Network Utilization and Data Protection in Korea. Our current CISO holds a master’s degree in security convergence science, possesses cybersecurity-related certifications and has more than 20 years of information security-related work experience.

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

Item 19.EXHIBITS

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

2.5	Description of LG Display Co., Ltd.’s Capital Stock (see Item 10.B. Memorandum and Articles of Association)
2.6	Description of LG Display Co., Ltd.’s American Depositary Shares
8.1	List of subsidiaries of LG Display Co., Ltd. (see Note 1(b) of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report)
11.1	Insider Trading Policy (translation in English)
12.1	Section 302 certification of the Chief Executive Officer
12.2	Section 302 certification of the Chief Financial Officer
13.1	Section 906 certification of the Chief Executive Officer
13.2	Section 906 certification of the Chief Financial Officer
97.1*

LG Display Co., Ltd.’s Clawback Guidelines for Misstatements of Financial Statements, etc. (translation in English)(incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 29, 2024)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 has been formatted in Inline XBRL

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

Date: April 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

LG Display Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment on CGU - Display, Display (Large OLED) and Display (AD PO)

As described in Notes 9 and 10 to the consolidated financial statements, the Company's carrying amounts for property, plant, and equipment and intangible assets, amounting to ~~W~~ 17,202,873 million and ~~W~~ 1,558,407 million respectively as of December 31, 2024, were allocated to the relevant cash-generating units(CGU): Display, Display (Large OLED), and Display (AD PO). Management identified the indicators of impairment due to market capitalization being less than the carrying amount of net assets and continuous operating losses in the competitive display market. Management conducted an impairment test by estimating the recoverable amount using the value in use based on the discounted cash flow model as of December 31, 2024. Management’s estimate of the recoverable amount included significant judgments and assumptions relating to projected operating income(loss) and discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment on CGU of the Display, Display (Large OLED) and Display (AD PO) is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the Display, Display (Large OLED) and Display (AD PO) CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s key assumptions related to projected operating income(loss) and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the appropriateness of impairment assessment on CGU involving key judgments and assumptions by management. These procedures also included, among others, (i) testing management’s process for developing the recoverable amount estimate (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions applied by management related to projected operating income(loss) and discount rate. Evaluating management’s significant assumptions related to projected operating income(loss) involved assessing the feasibility of the business plan utilized in the management’s calculation of value in use by comparing earlier forecasts with the actual performance in the current period. Professionals with specialized skill and knowledge were used to assist in evaluating (a) the appropriateness of the discounted cash flow model, (b) the reasonableness of management’s significant assumptions relating to the discount rate, (c) the reliability of underlying data and (d) the mathematical accuracy of the calculation of the estimate by management.

Assessment of recognition of deferred tax assets

As described in Note 23 to the consolidated financial statements, deferred tax assets recognized as of December 31, 2024 for temporary differences, tax loss carryforwards, and tax credit carryforwards amount to ~~W~~ 3,504,177 million. Management evaluated the realizability of deferred tax assets considering the probability of taxable profit against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized.

The principal considerations for our determination that performing procedures relating to the assessment of recognition of deferred tax assets is a critical audit matter are (i) the significant level of management judgement associated with estimating future taxable profit with tax policies related to use of temporary differences, tax loss carryforwards, and tax credits carryforwards and (ii) a high degree of auditor subjectivity and effort in performing procedures and evaluating management’s key assumptions related to estimating future taxable profit and tax policies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the management’s review and approval of significant assumptions in taxable profit forecasts and utilization of tax policy. These procedures also included, among others, (i) evaluating whether expected taxable profit estimates are based on approved business plans, transfer pricing, and dividend policies; (ii) evaluating the appropriateness of management's estimates on future taxable profit by comparing past estimated taxable profit with actual performance for the current period; (iii) evaluating the appropriateness of estimated timing for realization of temporary differences; (iv) evaluating whether expected tax rates applied to measure the deferred tax assets are based on enacted or substantively enacted tax rates by December 31, 2024 and expected to apply to accounting periods when assets are realized.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 28, 2025

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
LG Display Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2023, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor from 2008 to 2024.

Seoul, Korea

April 29, 2024

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2024

(In millions of won)	Note	December 31, 2023		December 31, 2024
Assets
Cash and cash equivalents	4, 25	₩	2,257,522	2,021,640
Deposits in banks	4, 25		905,971	600
Trade accounts and notes receivable, net	5, 15, 25, 28		3,218,093	3,624,477
Other accounts receivable, net	5, 25		126,985	250,029
Other current financial assets	6, 25		168,623	328,621
Inventories	7		2,527,728	2,671,242
Prepaid income taxes			44,505	12,774
Assets held for sale	29		—	983,317
Other current assets			253,759	230,337
Total current assets			9,503,186	10,123,037

Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		84,329	33,177
Other non-current financial assets	6, 25		173,626	232,652
Property, plant and equipment, net	9, 17		20,200,332	17,202,873
Intangible assets, net	10, 17		1,773,955	1,558,407
Investment property	11, 17		32,995	27,911
Deferred tax assets	23		3,562,861	3,504,177
Defined benefit assets, net	13		407,438	160,752
Other non-current assets			20,565	16,569
Total non-current assets			26,256,112	22,736,529
Total assets		₩	35,759,298	32,859,566

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2024

(In millions of won)	Note	December 31, 2023		December 31, 2024
Liabilities
Trade accounts and notes payable	25, 28	₩	4,175,064	4,156,149
Current financial liabilities	12, 25, 26, 27, 28		5,262,295	6,527,450
Other accounts payable	25		2,918,903	1,720,670
Accrued expenses			648,949	634,473
Income tax payable			52,237	65,366
Provisions	14		117,676	105,251
Advances received	15		625,838	904,628
Liabilities held for sale	29		—	1,656,841
Other current liabilities			84,066	88,256
Total current liabilities			13,885,028	15,859,084

Non-current financial liabilities	12, 25, 26, 27, 28		11,439,776	8,091,407
Non-current provisions	14		63,805	60,908
Defined benefit liabilities, net	13		1,559	1,093
Long-term advances received	15		967,050	220,500
Deferred tax liabilities	23		2,069	—
Other non-current liabilities	25		629,467	553,767
Total non-current liabilities			13,103,726	8,927,675
Total liabilities			26,988,754	24,786,759

Equity
Share capital	16		1,789,079	2,500,000
Share premium	16		2,251,113	2,773,587
Retained earnings (Accumulated Deficit)			2,676,014	(18,512)
Reserves	16		515,976	995,823
Accumulated other comprehensive income held for sale	29		—	291,363
Equity attributable to owners of the Parent			7,232,182	6,542,261

Non-controlling interests			1,538,362	1,530,546
Total equity			8,770,544	8,072,807

Total liabilities and equity		₩	35,759,298	32,859,566

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022, 2023 and 2024

(In millions of won, except earnings per share)	Note	2022		2023	2024
Revenue	17, 28	₩	26,151,781	21,330,819	26,615,347
Cost of sales	7, 18, 28		(25,027,703)	(20,985,643)	(24,039,928)
Gross profit			1,124,078	345,176	2,575,419

Selling expenses	18, 19		(895,602)	(575,785)	(584,692)
Administrative expenses	18, 19		(931,117)	(899,902)	(1,103,617)
Research and development expenses	18		(1,382,406)	(1,379,653)	(1,447,706)
Other income	20		3,185,837	1,472,258	2,100,443
Other expenses	20		(4,446,414)	(1,786,234)	(2,797,981)
Finance income	21		873,059	1,122,294	883,094
Finance costs	21		(966,363)	(1,634,534)	(1,821,912)
Equity in income (loss) of equity accounted investees, net			5,558	(3,061)	5,412

Loss before income tax			(3,433,370)	(3,339,441)	(2,191,540)
Income tax benefit (expense)	22		237,785	762,712	(217,760)

Loss for the year			(3,195,585)	(2,576,729)	(2,409,300)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		122,361	49,817	(131,835)
Other comprehensive income (loss) from associates	8		32	170	(85)
			122,393	49,987	(131,920)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2022, 2023 and 2024

(In millions of won, except earnings per share)	Note	2022		2023	2024
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16	₩	(80,963)	23,143	926,637
Gain on valuation of derivative	16, 22		9,227	—	—
Other comprehensive income (loss) from associates	8, 16		(9,710)	(2,824)	3,320
			(81,446)	20,319	929,957
Other comprehensive income for the year, net of income tax			40,947	70,306	798,037
Total comprehensive loss for the year		₩	(3,154,638)	(2,506,423)	(1,611,263)

Profit (loss) attributable to:
Owners of the Parent Company			(3,071,565)	(2,733,742)	(2,562,606)
Non-controlling interests			(124,020)	157,013	153,306
Loss for the year		₩	(3,195,585)	(2,576,729)	(2,409,300)

Total comprehensive income (loss) attributable to:
Owners of the Parent Company			(3,006,686)	(2,647,407)	(1,923,316)
Non-controlling interests			(147,952)	140,984	312,053
Total comprehensive loss for the year		₩	(3,154,638)	(2,506,423)	(1,611,263)

Loss per share (in won)
Basic loss per share	24	₩	(8,064)	(7,177)	(5,438)
Diluted loss per share	24		(8,064)	(7,177)	(5,438)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2023 and 2024

	Attributable to owners of the Parent Company
(In millions of won)	Share		Share	Retained earnings		Other comprehensive income classified as		Non- controlling	Total
	capital		premium	(Accumulated deficit)	Reserves	held for sale	Sub-total	interests	equity
Balances at January 1, 2022	₩	1,789,079	2,251,113	8,541,521	537,142	—	13,118,855	1,643,646	14,762,501
Total comprehensive income (loss) for the year
Loss for the year		—	—	(3,071,565)	—	—	(3,071,565)	(124,020)	(3,195,585)
Other comprehensive income (loss)		—	—	122,393	(57,514)	—	64,879	(23,932)	40,947
	₩	—	—	(2,949,172)	(57,514)	—	(3,006,686)	(147,952)	(3,154,638)
Transaction with owners, recognized directly in equity
Dividends to non-controlling shareholders in subsidiaries		—	—	—	—	—	—	(56,056)	(56,056)
Dividends to equity holders				(232,580)	—	—	(232,580)	—	(232,580)
Balances at December 31, 2022	₩	1,789,079	2,251,113	5,359,769	479,628	—	9,879,589	1,439,638	11,319,227

Balances at January 1, 2023	₩	1,789,079	2,251,113	5,359,769	479,628	—	9,879,589	1,439,638	11,319,227
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,733,742)	—	—	(2,733,742)	157,013	(2,576,729)
Other comprehensive income (loss)		—	—	49,987	36,348	—	86,335	(16,029)	70,306
	₩	—	—	(2,683,755)	36,348	—	(2,647,407)	140,984	(2,506,423)
Transaction with owners, recognized directly in equity
Dividends to non-controlling shareholders in subsidiaries		—	—	—	—	—	—	(42,260)	(42,260)
Dividends to equity holders		—	—	—	—	—	—	—	—
Balances at December 31, 2023	₩	1,789,079	2,251,113	2,676,014	515,976	—	7,232,182	1,538,362	8,770,544

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2022, 2023 and 2024

	Attributable to owners of the Parent Company
(In millions of won)	Share		Share	Retained earnings		Other comprehensive income classified as		Non- controlling	Total
	capital		premium	(Accumulated deficit)	Reserves	held for sale	Sub-total	interests	equity
Balances at January 1, 2024	₩	1,789,079	2,251,113	2,676,014	515,976	—	7,232,182	1,538,362	8,770,544
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,562,606)	—	—	(2,562,606)	153,306	(2,409,300)
Other comprehensive income (loss)		—	—	(131,920)	479,847	291,363	639,290	158,747	798,037
	₩	—	—	(2,694,526)	479,847	291,363	(1,923,316)	312,053	(1,611,263)
Transaction with owners, recognized directly inequity
Capital increase		710,921	569,893	—	—	—	1,280,814	—	1,280,814
Acquisition of non-controlling shareholders' interests in subsidiaries		—	(47,419)	—	—	—	(47,419)	(183,850)	(231,269)
Subsidiaries' dividends distributed to non- controlling interests		—	—	—	—	—	—	(136,019)	(136,019)
Balances at December 31, 2024	₩	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2023 and 2024

(In millions of won)	Note	2022		2023	2024
Cash flows from (used in) operating activities:
Cash generated from operations	27	₩	3,588,627	2,819,329	3,373,456
Income taxes paid			(153,969)	(290,102)	(139,782)
Interests received			77,219	144,402	93,945
Interests paid			(500,857)	(990,881)	(915,858)

Cash flows from operating activities			3,011,020	1,682,748	2,411,761

Cash flows from (used in) investing activities:
Dividends received		₩	4,461	15,200	200
Increase in deposits in banks			(1,769,668)	(943,166)	(1,700)
Proceeds from withdrawal of deposits in banks			756,267	1,785,231	921,995
Acquisition of financial assets at fair value through profit or loss			(27,100)	(4,615)	(5,470)
Proceeds from disposal of financial asset at fair value through profit or loss			412	546	5,301
Acquisition of financial assets at fair value through other comprehensive income			(3,934)	(3,000)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			3,547	2,671	—
Proceeds from disposal of investments in associates			4,800	—	17,609
Acquisition of property, plant and equipment			(5,079,279)	(3,482,754)	(2,129,735)
Proceeds from disposal of property, plant and equipment			171,421	485,659	248,460
Acquisition of intangible assets			(830,583)	(672,076)	(786,819)
Proceeds from disposal of intangible assets			11,392	6,328	6,257
Proceeds from insurance payout			—	—	49,995
Government grants received			57,503	7,417	2,307
Proceeds from settlement of derivatives			49,145	178,610	274,173
Decrease in short-term loans			9,608	27,411	19,697

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022, 2023 and 2024

(In millions of won)	Note	2022		2023	2024
Cash flows from (used in) investing activities, Continued:
Increase in short-term loans		₩	(9,643)	—	—
Increase in long-term loans			(54,033)	—	—
Increase in deposits			(2,676)	(3,992)	(2,036)
Decrease in deposits			6,727	4,535	2,124
Proceeds from disposal of greenhouse gas emission permits			1,464	6,659	14,394

Cash flows used in investing activities	27		(6,700,169)	(2,589,336)	(1,363,248)

Cash flows from (used in) financing activities:
Proceeds from short-term borrowings		₩	4,487,824	6,729,725	5,219,941
Repayments of short-term borrowings			(2,565,541)	(7,446,111)	(6,285,819)
Proceeds from issuance of bonds			443,230	469,266	—
Repayments of bonds			(1,514,790)	(433,990)	(370,000)
Proceeds from long-term borrowings			4,165,508	4,765,524	2,912,552
Repayments of current portion of long-term borrowings			(2,695,125)	(2,625,970)	(3,638,904)
Dividends paid			(232,580)	—	—
Payment of lease liabilities			(82,296)	(73,483)	(71,008)
Capital increase			—	—	1,292,455
Transaction cost from capital increase			—	—	(11,641)
Acquisition of non-controlling shareholders' interests in subsidiaries			—	—	(245,362)
Dividends to non-controlling shareholders in subsidiaries			(60,206)	(34,098)	(136,519)

Cash flows from (used in) financing activities			1,946,024	1,350,863	(1,334,305)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022, 2023 and 2024

(In millions of won)	Note	2022		2023	2024
Net increase (decrease) in cash and cash equivalents		₩	(1,743,125)	444,275	(285,792)
Cash and cash equivalents at January 1			3,541,597	1,824,649	2,257,522
Effect of exchange rate fluctuations on cash held			26,177	(11,402)	208,325
Cash and cash equivalents included in assets held for sale			—	—	(158,415)
Cash and cash equivalents at December 31		₩	1,824,649	2,257,522	2,021,640

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

1.
Reporting Entity
(a)
Description of the Parent Company

LG Display Co., Ltd. (the " Parent Company ") was incorporated in February 1985 and the Parent Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2024, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul, Republic of Korea. As of December 31, 2024, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of December 31, 2024, 500,000,000 shares of the Parent Company's common stock are listed on Korea Exchange under the identifying code 034220, and 20,944,314 American Depository Shares ("ADSs", 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

(b)
Consolidated Subsidiaries as of December 31, 2024

(In millions)
Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose,U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	100	December	June 30, 2006	Production of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Business facility maintenance
LG Display (China) Co., Ltd.(*1)(*2)	Guangzhou, China	80	December	December 10, 2012	Production and sales of display products
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

1.
Reporting Entity, Continued
(b)
Consolidated Subsidiaries as of December 31, 2024, Continued

(*1) For the year ended December 31, 2024, the contract to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. was signed. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

(*2) For the year ended December 31, 2024, the Group acquired 10% equity interests in LG Display (China) Co., Ltd. for ~~W~~245,362 million from non-controlling shareholders.

(*3) For the year ended December 31, 2024, the Parent Company contributed ~~W~~6,831 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(c) Information of subsidiaries (before elimination of intercompany transactions) which have material non-controlling interests as of and for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022
	LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interests (%)		30

Current assets	₩	2,112,295
Non-current assets		3,546,253
Current liabilities		820,041
Non-current liabilities		2,323,249
Net assets		2,515,258
Book value of non-controlling interests		753,191

Revenue	₩	2,766,043
Loss for the year		(561,016)
Loss attributable to non-controlling interests		(168,474)

Cash flows from operating activities	₩	153,043
Cash flows from investing activities		424,405
Cash flows used in financing activities		(455,746)
Effect of exchange rate fluctuations on cash and cash equivalents		(7,471)
Net increase in cash and cash equivalents		114,231
Cash and cash equivalents at January 1		39,330
Cash and cash equivalents at December 31		153,561

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

1.
Reporting Entity, Continued

(In millions of won)
	2023
	LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interests (%)		30

Current assets	₩	3,796,310
Non-current assets		2,621,361
Current liabilities		978,596
Non-current liabilities		2,586,633
Net assets		2,852,442
Book value of non-controlling interests		854,346

Revenue	₩	2,432,838
Profit for the year		374,836
Profit attributable to non-controlling interests		112,451

Cash flows from operating activities	₩	777,354
Cash flows used in investing activities		(979,167)
Cash flows from financing activities		365,898
Effect of exchange rate fluctuations on cash and cash equivalents		(3,571)
Net increase in cash and cash equivalents		160,514
Cash and cash equivalents at January 1		153,561
Cash and cash equivalents at December 31		314,075

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

1.
Reporting Entity, Continued

(In millions of won)
	2024
	LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interests (%)		30

Current assets	₩	5,666,246
Non-current assets		1,964,675
Current liabilities		2,193,788
Non-current liabilities		1,806,321
Net assets		3,630,812
Book value of non-controlling interests		1,087,857

Revenue	₩	2,482,999
Profit for the year		432,402
Profit attributable to non-controlling interests		129,721

Cash flows from operating activities	₩	1,252,886
Cash flows used in investing activities		(1,290,367)
Cash flows used in financing activities		(213,400)
Effect of exchange rate fluctuations on cash and cash equivalents		19,378
Net decrease in cash and cash equivalents		(231,503)
Cash and cash equivalents at January 1		314,075
Cash and cash equivalents at December 31		82,572

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

2.
Basis of Presenting Financial Statements
(a)
Application of accounting standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Group's management on April 17, 2025.

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
(c)
Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(d)
Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated and taken into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future period to be affected.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(i)
Impairment of goodwill, etc.

The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations (Note 10).

(ii)
Income Tax

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period, and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

2.
Basis of Presenting Financial Statements Continued
(d)
Estimates and Judgments Continued

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii)
Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. An appropriate discount rate is determined by considering the yield on high-quality corporate bonds with maturities similar to the duration of the related pension liabilities, expressed in the currency in which the pension is paid. Other key assumptions related to defined benefit obligations are based on current market conditions.

3.
Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)
Consolidation
(i)
Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is acquired until the date on which control is lost.

(ii)
Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Parent Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii)
Loss of Control

If the Parent Company loses control of subsidiaries, the Parent Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Parent Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
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

If an associate or a joint venture uses accounting policies different from those of the Parent Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

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

(b)
Foreign Currency Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(b)
Foreign Currency Translation Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(e)
Financial Instruments, Continued

Classification and subsequent measurement

i)
Financial assets

On initial recognition, a financial asset is classified as measured at: financial assets at amortized cost; financial assets at FVOCI; financial assets at FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

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

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(e)
Financial Instruments, Continued
-
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(e)
Financial Instruments, Continued
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

Financial liabilities at FVTPL include financial liabilities held for trading and designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2024, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(e)
Financial Instruments, Continued
(iii)
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

i)
Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)
Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

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

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued

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

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(f)
Property, Plant and Equipment, Continued

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)
Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

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

(iii)
Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as other non-operating income of the period in which it becomes receivable.

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

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
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

(iii)
Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(i)
Intangible Assets, Continued

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

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

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
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

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
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

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

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

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(l)
Leases Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(l)
Leases, Continued
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

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Group recognizes assets held under a finance lease in its consolidated statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(n)
Non-current Assets (liabilities) Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets (liabilities) held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

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

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(o)
Employee Benefits, Continued

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

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method with which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
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

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
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

The Group reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the consolidated entity. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the consolidated entity. The Group recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

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

(t)
Earnings Per Share

The Parent Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Parent Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u)
Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2024.

(i)
Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(u)
Accounting standards and Interpretation issued and adopted by the Group, Continued
(ii)
Amendments to IAS 7 Statement of Cash Flows, IFRS 7 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.(See Note 25)

(iii)
Amendments to IFRS 16 Leases – Lease Liability in Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

(v)
New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group.

(i)
Amendments to IAS 21 Effect of Exchange Rate Fluctuations, Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because the exchangeability between two currencies is lacking. The amendments will take effect in fiscal years beginning on or after January 1, 2025, and will allow for early application. The amendments do not have a significant impact on the financial statements.

(ii)
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosure

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted.

-
Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system
-
Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion
-
Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term
-
Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

3.
Material Accounting Policies, Continued
(v)
New standards and interpretations not yet adopted by the Group, Continued
(iii)
Annual Improvement to IFRS Accounting Standards - Volume 11

Annual Improvement to IFRS Accounting Standards - Volume 11 shall be effective for fiscal years beginning on or after January 1, 2026, and early application is effective. The amendments are not expected to have a significant impact on the financial statements.

-
Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter
-
Amendments to IFRS 7 Financial Instruments : Disclosure: Gain or loss on derecognition and implementation guidance
-
Amendments to IFRS 9 Financial Instruments : Derecognition of lease liabilities and definition of transaction price
-
Amendments to IFRS 10 Consolidated Financial Statements : Determination of a ‘de facto agent’
-
Amendments to IAS 7 Statement of Cash Flows : Cost Method

(iv)
IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements. The Group is in the process of assessing the impact from meeting the new disclosure requirements.

(v)
IFRS 19 Subsidiaries without Public Accountability: Disclosures

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. This standards do not have a significant impact on the financial statements.

(vi)
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures have been amended to clarify the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements, including new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

4.
Cash and Cash Equivalents and Deposits in Banks

Details of Cash and cash equivalents and deposits in banks as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Current assets
Cash and cash equivalents
Cash	₩	3	—
Deposits (*1)		2,257,519	2,021,640
Total	₩	2,257,522	2,021,640
Deposits in banks
Time deposits (*2)	₩	905,971	600
Non-current assets
Deposits in banks
Deposit for checking account	₩	11	11

(*1) As of December 31, 2024, deposits of ~~W~~158,415 million are classified as assets held for sale.

(*2) As of December 31, 2023, it includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Parent Company and subsidiaries’ borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable
(a)
Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Trade accounts and notes receivable	₩	3,218,093	3,624,477
Other accounts receivable
Non-trade receivables, net	₩	112,739	227,477
Accrued income, net		14,246	22,552
Subtotal		126,985	250,029
Total		3,345,078	3,874,506

(b)
The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	December 31, 2023
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	₩	3,212,514	123,919	(932)	(191)
1-15 days past due		3,077	1,357	(1)	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)
Total	₩	3,219,026	127,192	(933)	(207)

(In millions of won)
	December 31, 2024
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	₩	3,609,870	207,928	(1,369)	(464)
1-15 days past due		15,951	37,722	(14)	(2)
16-30 days past due		4	1,915	—	(1)
31-60 days past due		35	350	—	(3)
More than 60 days past due		—	2,592	—	(8)
Total	₩	3,625,860	250,507	(1,383)	(478)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)	Trade accounts and notes receivable
	2022		2023	2024
Beginning balance	₩	1,204	875	933
(Reversal of) bad debt expense		(329)	58	450
Ending balance	₩	875	933	1,383

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable Continued

(In millions of won)	Other accounts receivable
	2022		2023	2024
Beginning balance	₩	2,005	1,778	207
(Reversal of) bad debt expense		(227)	(239)	271
Write-off		—	(1,332)	—
Ending balance	₩	1,778	207	478

6.
Other Financial Assets

Details of other financial assets as of December 31, 2023 and 2024 are as follows:

(In millions of won)	December 31, 2023		December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	₩	136,762	186,676
Fair value hedging derivatives
Derivatives (*2)	₩	—	99,116
Financial assets at amortized cost
Deposits	₩	1,356	10,429
Short-term loans		26,375	26,098
Subtotal	₩	27,731	36,527
Other financial assets
Lease receivables	₩	4,130	6,302
Total	₩	168,623	328,621

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	₩	87,027	120,501
Convertible securities		3,127	1,470
Derivatives (*1)		32,941	69,575
Subtotal	₩	123,095	191,546
Fair value hedging derivatives
Derivatives (*2)	₩	—	19,982
Financial assets at amortized cost
Deposits	₩	17,022	6,318
Long-term loans		33,509	11,045
Subtotal	₩	50,531	17,363
Other financial assets
Lease receivables	₩	—	3,761
Total	₩	173,626	232,652

(*1) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

7.
Inventories

Details of inventories as of December 31, 2023 and 2024 are as follows:

(i)
As of December 31, 2023

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	₩	811,580	(60,805)	750,775
Work-in-process		1,222,991	(77,385)	1,145,606
Raw materials		485,876	(28,520)	457,356
Supplies		199,908	(25,917)	173,991
Total	₩	2,720,355	(192,627)	2,527,728

(ii)
As of December 31, 2024

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	₩	995,999	(51,305)	944,694
Work-in-process		1,184,516	(82,655)	1,101,861
Raw materials		477,929	(17,648)	460,281
Supplies		184,869	(20,463)	164,406
Total	₩	2,843,313	(172,071)	2,671,242

For the years ended December 31, 2022, 2023 and 2024, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales and usage of inventory write-downs are as follows:

(In millions of won)
	2022		2023	2024
Cost of sales	₩	25,027,703	20,985,643	24,039,928
Including: Inventory write-downs		245,619	192,627	175,262
Usage of inventory write-downs		224,576	245,619	192,627

There were no significant reversals of inventory write-downs recognized during the years ended December

31, 2022, 2023 and 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

8.
Investments in Equity Accounted Investees
(a)
Details of investments in associates as of December 31, 2023 and 2024 are as follows:

(In millions of won)
					December 31, 2023			December 31, 2024
Associates	Location	Closing	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	January 2005	Production of glass for display	40%	₩	24,200	40%	₩	29,479
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December	June 2008	Production of LED back light unit packages	13%		7,106	—		—
YAS Co., Ltd. (*1)	Paju, South Korea	December	April 2002	Development and production of deposition equipment for OLEDs	16%		28,564	—		—
AVATEC Co., Ltd. (*1)	Daegu, South Korea	December	August 2000	Processing and sales of glass for display	14%		20,871	—		—
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	June 2008	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December	March 2003	Development of organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.(*2)	Seoul, South Korea	December	January 2014	Development, production, and sales of materials for display	16%		3,588	14%		3,698
Total						₩	84,329			33,177

(*1) For the year ended December 31, 2024, due to loss of significant influence, it has been reclassified from Investments in associates to financial assets at fair value through profit or loss.

(*2) For the year ended December 31, 2024, due to the investee’s disposal of treasury shares and issuance of new shares, the Parent Company’s percentage of ownership decreased from 16% to 14%.

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the year ended December 31, 2024 amounted to ~~W~~200 million (dividend income recognized from associates for the year ended December 31, 2022: ~~W~~4,461 million, 2023 : ~~W~~15,200 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

8.
Investments in Equity Accounted Investees Continued
(b)
Summary of financial information as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 are as follows:

Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2023		December 31, 2024
Total assets	₩	109,992	123,520
Current assets		94,705	110,055
Non-current assets		15,287	13,465
Total liabilities		47,875	48,088
Current liabilities		47,459	47,418
Non-current liabilities		416	670

(In millions of won)	2022		2023	2024
Revenue	₩	319,264	184,880	277,093
Profit (loss) for the year		6,192	(2,655)	10,015
Other comprehensive income (loss)		(10,216)	(4,894)	3,301
Total comprehensive income (loss)		(4,024)	(7,549)	13,316

(c)
Reconciliation from financial information of the significant associate to its carrying amount in the consolidated financial statements as of December 31, 2023 and 2024 are as follows:
(i)
As of December 31, 2023

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	₩	62,117	40%	24,847	(647)	24,200

(ii)
As of December 31, 2024

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	₩	75,432	40%	30,173	(694)	29,479

(d)
Carrying amount of other associates, in aggregate, as of December 31, 2023 and 2024 are as follows:
(i)
As of December 31, 2023

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	₩	60,129	(1,634)	(722)	(2,356)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

8.
Investments in Equity Accounted Investees Continued
(ii)
As of December 31, 2024

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	₩	3,698	1,455	1,912	3,367

(e)
Changes in investments in associates accounted for using the equity method for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
		2023
Company		January 1		Dividends received	Equity loss on investments	Other comprehensive loss	Other loss	December 31,
Associates	Paju Electric Glass Co., Ltd.	₩	42,784	(15,200)	(1,427)	(1,957)	—	24,200
	Others		66,335	—	(1,634)	(722)	(3,850)	60,129
Total		₩	109,119	(15,200)	(3,061)	(2,679)	(3,850)	84,329

(In millions of won)
		2024
Company		January 1		Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31,
Associates	Paju Electric Glass Co., Ltd.	₩	24,200	—	—	3,957	1,322	—	29,479
	Others		60,129	(60,581)	(200)	1,455	1,912	983	3,698
Total		₩	84,329	(60,581)	(200)	5,412	3,234	983	33,177

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

9.
Property, Plant and Equipment
(a)
Changes in property, plant and equipment for the years ended December 31, 2023 and 2024 are as follows:
(i)
2023

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2023	₩	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077
Accumulated depreciation as of January 1, 2023		—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)
Accumulated impairment loss as of January 1, 2023		—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)
Book value as of January 1, 2023	₩	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933
Additions		—	—	—	—	3,392,876	74,611	—	3,467,487
Depreciation (*3)		—	(376,264)	(2,837,242)	(75,727)	—	(68,349)	(279,200)	(3,636,782)
Disposals		(330)	(758)	(506,420)	(1,896)	—	—	(43,368)	(552,772)
Impairment loss (*4)		—	8	(53,513)	(6)	—	—	(6,554)	(60,065)
Others (*5)		(2,902)	1,494,070	3,963,010	60,585	(5,900,151)	—	374,182	(11,206)
Government grants received		—	—	(7,417)	—	—	—	—	(7,417)
Effect of movements in exchange rates		—	9,189	39,066	964	3,626	326	983	54,154
Book value as of December 31, 2023	₩	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332
Acquisition cost as of December 31, 2023	₩	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884
Accumulated depreciation as of December 31, 2023	₩	—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)
Accumulated impairment loss as of December 31, 2023	₩	—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)

(*1) As of December 31, 2023, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

9.
Property, Plant and Equipment, Continued
(ii)
2024

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	₩	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884
Accumulated depreciation as of January 1, 2024		—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)
Accumulated impairment loss as of January 1, 2024		—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)
Book value as of January 1, 2024	₩	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332
Additions		—	—	—	—	1,499,468	33,865	—	1,533,333
Depreciation (*3)		—	(444,982)	(3,424,197)	(80,195)	—	(68,445)	(305,354)	(4,323,173)
Disposals		(47,344)	(28,598)	(132,473)	(178)	—	—	(52,377)	(260,970)
Impairment loss (*4)		—	(28)	(58,660)	(1,275)	(27,000)	—	(7,249)	(94,212)
Others (*5)		873	948,851	4,186,807	42,191	(5,565,372)	—	385,812	(838)
Government grants received		—	—	(2,307)	—	—	—	—	(2,307)
Effect of movements in exchange rates		—	265,665	350,074	7,520	106,339	23,058	9,741	762,397
Classified as held for sale		—	(545,867)	(24,526)	(4,050)	(9,778)	(18,791)	(8,677)	(611,689)
Book value as of December 31, 2024	₩	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873
Acquisition cost as of December 31, 2024	₩	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241
Accumulated depreciation as of December 31, 2024	₩	—	(4,813,622)	(43,403,177)	(793,522)	—	(129,395)	(1,161,523)	(50,301,239)
Accumulated impairment loss as of December 31, 2024	₩	—	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)

(*1) As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(b)
Capitalized borrowing costs and capitalization rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Capitalized borrowing costs	₩	152,074	258,168	41,826
Capitalization rate		3.11%	5.18%	5.64%

(c)
The Group provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2024, rental income from property, plant and equipment is ~~W~~1,755 million (2022: ~~W~~2,806 million, 2023: ~~W~~2,271 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

10.
Intangible Assets
(a)
Changes in intangible assets for the years ended December 31, 2023 and 2024 are as follows:
(i)
2023

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2023	₩	2,074,083	1,340,637	27,170	2,016,477	28,169	12,763	108,519	5,607,818
Accumulated amortization as of January 1, 2023		(1,115,014)	(1,108,459)	—	(1,358,446)	—	(11,411)	—	(3,593,330)
Accumulated impairment loss as of January 1, 2023		(61,413)	(20,605)	(1,700)	(92,812)	—	(43)	(84,958)	(261,531)
Book value as of January 1, 2023	₩	897,656	211,573	25,470	565,219	28,169	1,309	23,561	1,752,957
Additions – internally generated		—	—	—	493,608	—	—	—	493,608
Additions – external purchases		118,344	—	—	—	117,443	—	—	235,787
Amortization (*1)		(187,819)	(105,285)	—	(363,162)	—	(163)	—	(656,429)
Disposals		(202)	(396)	(3,796)	—	—	—	—	(4,394)
Impairment loss (*2)		(1,633)	(425)	242	(52,775)	—	—	—	(54,591)
Others (*3)		—	115,275	—	(1,429)	(112,568)	—	—	1,278
Effect of movements in exchange rates		2,433	2,712	6	—	(8)	—	596	5,739
Book value as of December 31, 2023	₩	828,779	223,454	21,922	641,461	33,036	1,146	24,157	1,773,955
Acquisition cost as of December 31, 2023	₩	2,189,071	1,403,157	23,463	2,295,468	33,036	12,763	109,115	6,066,073
Accumulated amortization as of December 31, 2023	₩	(1,299,655)	(1,160,702)	—	(1,509,575)	—	(11,574)	—	(3,981,506)
Accumulated impairment loss as of December 31, 2023	₩	(60,637)	(19,001)	(1,541)	(144,432)	—	(43)	(84,958)	(310,612)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~52,775 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

(ii)
2024

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2024	₩	2,189,071	1,403,157	23,463	2,295,468	33,036	12,763	109,115	6,066,073
Accumulated amortization as of January 1, 2024		(1,299,655)	(1,160,702)	—	(1,509,575)	—	(11,574)	—	(3,981,506)
Accumulated impairment loss as of January 1, 2024		(60,637)	(19,001)	(1,541)	(144,432)	—	(43)	(84,958)	(310,612)
Book value as of January 1, 2024	₩	828,779	223,454	21,922	641,461	33,036	1,146	24,157	1,773,955
Additions - internally generated		—	—	—	548,224	—	—	—	548,224
Additions - external purchases		49,818	—	—	—	110,616	—	—	160,434
Amortization (*1)		(188,058)	(122,539)	—	(546,377)	—	(164)	—	(857,138)
Disposals		—	(187)	(6,433)	—	—	—	—	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	—	(66,028)	—	—	—	(72,476)
Others (*3)		—	128,986	—	—	(128,148)	—	—	838
Effect of movements in exchange rates		1,224	5,568	73	—	24	—	5,076	11,965
Classified as held for sale		—	(775)	—	—	—	—	—	(775)
Book value as of December 31, 2024	₩	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407
Acquisition cost as of December 31, 2024	₩	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379
Accumulated amortization as of December 31, 2024	₩	(1,525,276)	(1,228,377)	—	(1,715,408)	—	(11,738)	—	(4,480,799)
Accumulated impairment loss as of December 31, 2024	₩	(60,627)	(24,192)	—	(64,353)	—	(43)	(84,958)	(234,173)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

10.
Intangible Assets, Continued
(b)
The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2023 and 2024 are as follows:

Development costs

(i)
As of December 31, 2023

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period(*)
	TV	₩	43,956	0.8
Development completed	IT		63,049	0.6
	Mobile and others		190,487	3.0
	Subtotal	₩	297,492
	TV	₩	46,368	—
Development in process	IT		175,023	—
	Mobile and others		122,578	—
	Subtotal	₩	343,969
	Total	₩	641,461

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period(*)
	TV	₩	49,705	0.8
Development completed	IT		49,615	0.7
	Mobile and others		255,128	2.7
	Subtotal	₩	354,448
	TV	₩	14,802	—
Development in process	IT		37,737	—
	Mobile and others		170,293	—
	Subtotal	₩	222,832
	Total	₩	577,280

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

10.
Intangible Assets, Continued

Intellectual property rights

(i)
As of December 31, 2023

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	₩	214,634	7.1
	Licenses agreement (*2)		611,801	5.5
	Subtotal	₩	826,435
Other			2,344	3.6
	Total	₩	828,779

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

(ii)
As of December 31, 2024

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	₩	237,364	7.0
	Licenses agreement (*2)		449,617	5.1
	Subtotal	₩	686,981
Other			2,851	3.7
	Total	₩	689,832

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company

(c)
The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2024 is ~~W~~1,447,706 million (2022: ~~W~~1,382,406 million, 2023: ~~W~~1,379,653 million).
(d)
Details of impairment assessment on CGU as of December 31, 2023

As of December 31, 2023, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2023, the Group performed impairment assessment for Display CGU. All the goodwill balance as of December 31, 2023 is allocated to the Display CGU.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated operating performance of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include the future operating performance for the forecast period and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

10.
Intangible Assets, Continued
(d)
Details of impairment assessment on CGU as of December 31, 2023, Continued

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	10.9%	9.0%	1.0%

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

As a result of impairment assessment for Display CGU to which goodwill is allocated, the recoverable amount exceeded its carrying amount by ~~W~~975,459 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.92% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

(e)
Details of impairment assessment on CGU, as of December 31, 2024

As of December 31, 2024, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2024, the Group performed impairment assessment for Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. All the goodwill balance as of December 31, 2024 is allocated to the Display CGU.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated operating performance of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for each Display CGU include the future operating performance for the forecast period and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows:

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.3%	7.6%	1.0%
Display (Large OLED) CGU	9.5%	7.6%	1.0%
Display (AD PO) CGU	9.9%	7.6%	0.0%

(*) The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of seven global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the seven global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment for Display CGU to which goodwill is allocated, the recoverable amount exceeded its carrying amount by ~~W~~1,250,028 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.98% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

On the other hand, as a result of impairment assessment for Display (Large OLED) CGU and Display (AD PO) CGU, the recoverable amount exceeded its carrying amount by ~~W~~1,463,528 million and ~~W~~2,734,516 million, respectively.

11.
Investment Property
(a)
Changes in investment properties for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
	2023		2024
Beginning balance	₩	28,269	32,995
Transfer from property, plant and equipment		9,928	—
Depreciation		(4,962)	(5,084)
Others		(240)	—
Ending balance	₩	32,995	27,911

(b)
For the year ended December 31, 2024, rental income from investment property is ~~W~~8,891 million (2023: ~~W~~5,478 million) and rental cost is ~~W~~5,468 million (2023: ~~W~~5,429 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

12.
Financial Liabilities
(a)
Details of financial liabilities as of December 31, 2023 and 2024 are as follows:

(In millions of won)	December 31, 2023		December 31, 2024
Current
Short-term borrowings	₩	1,875,635	969,595
Current portion of long-term borrowings		2,934,693	4,907,390
Current portion of bonds		369,716	611,882
Derivatives (*1)		26,193	3,762
Fair value hedging derivatives (*2)		7,392	—
Lease liabilities		48,666	34,821
Total	₩	5,262,295	6,527,450
Non-current
Long-term borrowings	₩	10,230,658	7,535,290
Bonds		1,118,427	525,957
Derivatives (*1)		37,333	7,006
Fair value hedging derivatives (*2)		28,660	—
Lease liabilities		24,698	23,154
Total	₩	11,439,776	8,091,407

(*1) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

(b)
Details of short-term borrowings as of December 31, 2023 and 2024 are as follows:

(In millions of won)
Description	Annual interest rate as of December 31, 2024 (%)	December 31, 2023		December 31, 2024
Working capital and others	3.50 ~ 6.41	₩	1,875,635	969,595

(c)
Details of Korean won denominated long-term borrowings as of December 31, 2023 and 2024 are as follows:

(In millions of won)
Description	Latest Maturity date	Annual interest rate as of December 31, 2024 (%)	December 31, 2023		December 31, 2024
Facility capital and others	March 2025 ~ March 2030	2.41 ~ 6.06	₩	4,490,967	4,668,538
Less: current portion of long-term borrowings				(776,000)	(1,861,000)
Total			₩	3,714,967	2,807,538

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

12.
Financial Liabilities, Continued

(d)
Details of foreign currency denominated long-term borrowings as of December 31, 2023 and 2024 are as follows:

(In millions of won, USD and CNY)
Description	Latest Maturity date	Annual interest rate as of December 31, 2024 (%)	December 31, 2022	December 31, 2024
Facility capital and others	January 2025 ~ July 2029	2.13 ~ 7.06	₩ 8,674,384	7,774,142
Foreign currency equivalent of foreign currency borrowings			USD 3,222	USD 2,528
			CNY 24,991	CNY 20,164
Less: current portion of long-term borrowings			(2,158,693)	(3,046,390)
Total			₩ 6,515,691	4,727,752

(e)
Details of bonds issued and outstanding as of December 31, 2023 and 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2024 (%)	December 31, 2023		December 31, 2024

Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2025 ~ February 2027	2.79~3.66	₩	1,025,000	655,000
Privately issued bonds	January 2025 ~ January 2026	7.20~7.25		337,000	337,000
Less: discount on bonds				(2,120)	(705)
Less: current portion				(369,716)	(611,882)
Subtotal			₩	990,164	379,413
Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.52	₩	128,940	147,000
Foreign currency equivalent of foreign currency denominated bonds			USD 100		USD 100
Less: discount on bonds				(677)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds			USD (1)		USD (0)
Subtotal			₩	128,263	146,544
Total			₩	1,118,427	525,957

(*1) Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

13.
Post-Employment Benefits
(i)
Defined benefit plans

The Parent Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)
Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Present value of defined benefit obligations	₩	1,491,146	1,444,252
Fair value of plan assets		(1,897,025)	(1,603,911)
Total	₩	(405,879)	(159,659)
Defined benefit liabilities, net	₩	1,559	1,093
Defined benefit assets, net	₩	(407,438)	(160,752)

(b)
Changes in the present value of the defined benefit obligations for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)	2023		2024
Defined benefit obligations at January 1	₩	1,602,697	1,491,146
Current service cost		173,879	148,868
Interest cost		83,793	67,426
Remeasurements (before tax)		(65,505)	142,422
Benefit payments		(287,100)	(399,549)
Net transfers from (to) related parties		(16,551)	(5,975)
Others		(67)	(86)
Defined benefit obligations at December 31	₩	1,491,146	1,444,252

Weighted average remaining maturity of defined benefit obligations as of December 31, 2024 is 9.98 years (December31, 2023 : 12.20 years).

(c)
Changes in fair value of plan assets for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
	2023		2024
Fair value of plan assets at January 1	₩	2,048,687	1,897,025
Interest income		107,735	86,280
Remeasurements (before tax)		(870)	(11,781)
Contributions by employer directly to plan assets		2,219	1,499
Benefit payments		(260,528)	(369,112)
Net transfers from (to) related parties		(218)	—
Fair value of plan assets at December 31	₩	1,897,025	1,603,911

The Group is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

13.
Post-Employment Benefits, Continued
(d)
Details of plan assets as of December 31, 2023 and 2024 are as follows:

(In millions of won)	December 31, 2023		December 31, 2024
Time deposits in banks	₩	1,897,025	1,603,911

As of December 31, 2024, the Group maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

(e)
Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Current service cost	₩	173,534	173,879	148,868
Net interest cost		(5,274)	(23,942)	(18,854)
Total(*)	₩	168,260	149,937	130,014

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~9,885 million (2022: ~~W~~12,704 million, 2023: ~~W~~15,085 million).

Details of expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)
	2022		2023	2024
Cost of sales	₩	116,002	99,141	89,052
Selling expenses		8,017	7,138	6,201
Administrative expenses		18,780	16,865	14,271
Research and development expenses		12,757	11,708	10,605
Total(*)	₩	155,556	134,852	120,129

(*) The total cost recognized in the comprehensive income (loss) statement related to the defined benefit plans excludes capitalized amounts of ~~W~~9,885 million (2022: ~~W~~12,704 million, 2023: ~~W~~15,085 million).

(f)
Details of remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)	2022		2023	2024
Balance at January 1	₩	(125,293)	(2,900)	47,087
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(83,376)	66,461	(21,525)
Demographic assumptions		(8,020)	(85)	7,487
Financial assumptions		287,304	(871)	(128,384)
Return on plan assets		(30,044)	(870)	(11,781)
Group’s share of associates regarding remeasurements		32	170	(85)
Subtotal	₩	165,896	64,805	(154,288)
Income tax	₩	(43,503)	(14,818)	22,368
Balance at December 31	₩	(2,900)	47,087	(84,833)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

13.
Post-Employment Benefits, Continued
(g)
Details of principal actuarial assumptions as of December 31, 2023 and 2024 (expressed as weighted averages) are as follows:

	December 31, 2023	December 31, 2024
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations	4.6%	3.9%

(h)
Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2024:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	₩	(127,037)	146,746
Expected rate of salary increase		151,241	(132,836)

(ii)
Defined contribution plan

The amount recognized as an expense in relation to the defined contribution plan in 2024 is ~~W~~19,057 million (2022: ~~W~~1,097 million2023: ~~W~~8,534 million).

14.
Provisions

Changes in provisions for the years ended December 31, 2023 and 2024 are as follows:

(i) 2023

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	₩	1,680	249,368	8,432	259,480
Additions (reversal)		126	101,846	(2,552)	99,420
Usage		—	(177,419)	—	(177,419)
Ending balance	₩	1,806	173,795	5,880	181,481
Current	₩	1,806	109,990	5,880	117,676
Non-current	₩	—	63,805	—	63,805

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2024

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	₩	1,806	173,795	5,880	181,481
Additions		5,673	113,689	117	119,479
Usage		—	(134,801)	—	(134,801)
Ending balance	₩	7,479	152,683	5,997	166,159
Current	₩	7,479	91,775	5,997	105,251
Non-current	₩	—	60,908	—	60,908

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

15.
Contingent Liabilities and Commitments
(a)
Legal Proceedings

Anti-trust litigations

The Group and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Group continues its vigorous defense of this pending proceedings. As of December 31, 2024, the Group cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceeding described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and securitization of accounts receivable

The Parent Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiary, up to USD 1,000 million (~~W~~ 1,470,000 million). As of December 31, 2024, there is no discounted accounts receivable that have not yet matured in connection with these agreements. In relation to the above agreements, the financial institutions have the recourse for accounts receivable that are past due.

The Group has assignment agreements with Standard Chartered Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~4,483,500 million. As of December 31, 2024, the amount of the accounts receivable assigned that have not matured in connection with these agreements is ~~W~~1,314,003 million. In relation to the above agreements, the financial institutions do not have the right of recourse for accounts receivable that are past due.

Loan commitment

As of December 31, 2024, the Group has entered into agreements with Hana Bank and other banks for credit lines and opening of letter of credits up to ~~W~~3,544,726 million.

Payment guarantees

The Parent Company received payment guarantees of USD 900 million (~~W~~1,323,000 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

The Group is provided with the guarantees for the borrowings amounting to USD 1,025 million (~~W~~ 1,506,750 million) by the Export-Import Bank of Korea and Korea Trade Insurance Corporation.

The Group has entered into guarantee agreements with Seoul Guarantee Insurance Co., Ltd., China Construction Bank Corporation and other banks up to ~~W~~2,021 million, CNY 913 million (~~W~~183,760 million), JPY 900 million (~~W~~8,428 million), VND 76,157 million (~~W~~4,394 million), and USD 0.2 million (~~W~~269 million) for the payment of consumption tax, import value-added tax, customs duties, and electricity charges.

License agreements

The Group has a trademark license agreement with LG Corp, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

15.
Contingent Liabilities and Commitments, Continued

Long-term Supply Agreement

As of December 31, 2024, in connection with long-term supply agreements with customers, the Parent Company recognized advances received amounting to USD 750 million (~~W~~1,102,500 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Parent Company received payment guarantees of USD 900 million (~~W~~1,323,000 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

Collateral

Details of collateral provided by the Group are as follows:

(In millions of won and CNY)
Collateral	Carrying amount		Maximum bond amount	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	₩	437,583	1,200,000	LG Electronics Inc.	1,000,000
Property, plant and equipment and others		67,974	326,400	Korea Development Bank and others	136,000
Property, plant and equipment and others (*)		237,283	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others		746,738	—	China Construction Bank Corporation and others	CNY 6,000

(*) The carrying amount of collateral amounting to ~~W~~237,283 million includes the collateral of ~~W~~67,974 million for collateralized borrowings of ~~W~~136,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2024 is ~~W~~465,422 million.

16.
Equity
(a)
Share capital and Share Premium

The total number of shares to be issued by the Parent Company is 500,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2023: 357,815,700 shares), and the par value per share is ~~W~~5,000.

The Parent Company conducted a paid-in capital increase as below based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million.

Classification	Description
Purpose	Funding for capital and operating expenditures and repayment of debts

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

Type of shares issued	Common stock
Number of shares issued	142,184,300 shares
The amount per shares	~~W~~ 9,090

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

16.
Equity, Continued

Capital surplus as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Share premium	₩	2,251,113	2,821,006
Other capital surplus		—	(47,419)
Total	₩	2,251,113	2,773,587

(b)
Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of overseas subsidiaries and others.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Other comprehensive income (loss) held for sale

The other comprehensive income (loss) held for sale comprises the translation reserve from the disposal groups held for sale.

Reserves as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Foreign currency translation differences	₩	548,792	1,025,319
Other comprehensive loss from associates		(32,816)	(29,496)
Other comprehensive income held for sale		—	291,363
Total	₩	515,976	1,287,186

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

16.
Equity, Continued

The movement in reserves for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences	Other comprehensive income (loss) from associates (excluding remeasurements)	Other comprehensive income (loss) held for sale	Total
January 1, 2022	₩	(9,227)	566,651	(20,282)	—	537,142
Change in reserves		9,227	(57,031)	(9,710)	—	(57,514)
December 31, 2022		—	509,620	(29,992)	—	479,628
January 1, 2023		—	509,620	(29,992)	—	479,628
Change in reserves		—	39,172	(2,824)	—	36,348
December 31, 2023		—	548,792	(32,816)	—	515,976
January 1, 2024		—	548,792	(32,816)	—	515,976
Change in reserves		—	476,527	3,320	291,363	771,210
December 31, 2024	₩	—	1,025,319	(29,496)	291,363	1,287,186

(c)
Retained earnings (accumulated deficit) as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Legal reserve (*)	₩	235,416	235,416
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		47,087	(84,833)
Unappropriated retained earnings (accumulated deflict)		2,325,260	(237,346)
Total(*)	₩	2,676,014	(18,512)

(*) The Commercial Code of the Republic of Korea requires the Parent Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

17.
Information about geographical areas and products

Details of information of geographical areas and products for the years ended December 31, 2022, 2023 and 2024 are as follows:

(a)
Revenue by geography (Customer based)

(In millions of won)
Geography	2022 (*)		2023	2024
Domestic	₩	678,246	633,529	1,007,200
Foreign
China		17,434,407	14,704,357	18,150,480
Asia (excluding China)		2,796,648	2,397,980	3,228,369
North America		3,078,924	2,079,628	2,282,754
Europe		2,376,512	1,515,325	1,946,544
Subtotal	₩	25,686,491	20,697,290	25,608,147
Total	₩	26,364,737	21,330,819	26,615,347

(*) Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Revenue from Customer A and Customer B amount to ~~W~~14,281,844 million and ~~W~~3,767,278 million, respectively, for the year ended December 31, 2024 (the year ended December 31, 2022: ~~W~~11,731,702 million and ~~W~~4,699,282 million, 2023: ~~W~~11,119,769 million and ~~W~~3,371,229 million, respectively). The aggregated revenues from the Group’s top ten customers accounted for 89% of revenue for the year ended December 31, 2024 (the year ended December 31, 2022: 86%, 2023: 87%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

17.
Information about geographical areas and products, Continued
(b)
Non-current assets by geography

(In millions of won)
	December 31, 2023				December 31, 2024
Geography	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	₩	13,583,136	1,683,116	32,995	11,913,201	1,485,876	27,911
Foreign
China		3,358,395	32,009	—	2,099,653	16,792	—
Vietnam		3,244,729	31,472	—	3,181,152	41,574	—
Others		14,072	27,358	—	8,867	14,165	—
Subtotal	₩	6,617,196	90,839	—	5,289,672	72,531	—
Total	₩	20,200,332	1,773,955	32,995	17,202,873	1,558,407	27,911

(c)
Revenue by type of products and services

(In millions of won)
	2022 (*1)		2023	2024
TV	₩	6,975,269	4,331,474	5,972,637
IT		11,197,954	7,853,034	9,419,615
Mobile and others(*2)		6,371,472	7,146,998	8,942,349
AUTO		1,820,042	1,999,313	2,280,746
Total(*2)	₩	26,364,737	21,330,819	26,615,347

(*1) Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

(*2) This includes royalties and other revenue.

For the year ended December 31, 2024, the revenue from OLED products comprised 55% (for the year ended December 31, 2022: 40%, 2023: 48%) of the total revenue.

For the year ended December 31, 2024, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods is ~~W~~ 589,055 million.

For the years ended December 31, 2022 and 2023, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods were not material.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

18.
The Nature of Expenses

The classification of expenses by nature for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Changes in inventories	₩	477,457	345,190	(143,513)
Purchases of raw materials		13,435,265	10,810,985	12,973,989
Depreciation and amortization		4,557,456	4,213,742	5,125,637
Outsourcing		1,147,856	922,565	1,159,520
Labor		3,669,275	3,439,608	3,714,001
Supplies and others		1,212,142	938,568	987,265
Utility		1,189,105	1,193,025	1,397,669
Fees and commissions		834,449	704,763	740,863
Shipping		310,945	124,770	172,081
Advertising		108,315	76,404	67,092
Warranty		251,395	101,846	113,689
Travel		66,428	66,201	53,244
Taxes and dues		144,038	129,784	135,982
Others		832,702	773,532	678,424
Total(*)	₩	28,236,828	23,840,983	27,175,943

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

19.
Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Salaries	₩	354,709	372,966	579,784
Expenses related to defined benefit plans		26,872	24,822	22,596
Other employee benefits		91,396	86,692	84,007
Shipping		213,613	91,960	119,325
Fees and commissions		272,337	253,495	246,020
Depreciation and amortization		263,739	264,982	266,159
Taxes and dues		69,851	65,528	63,382
Advertising		108,315	76,404	67,092
Warranty		251,395	101,846	113,689
Insurance		15,100	13,610	14,216
Travel		17,912	18,421	13,122
Training		15,458	9,775	9,306
Others		126,022	95,186	89,611
Total	₩	1,826,719	1,475,687	1,688,309

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

20.
Other Income and Other Expenses
(a)
Details of other income for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Foreign currency gain	₩	3,098,553	1,398,181	1,972,046
Gain on disposal of property, plant and equipment		25,737	34,961	51,792
Gain on disposal of intangible assets		—	1,989	25
Reversal of impairment loss on property, plant and equipment		3,181	7	4,314
Rental income		2,806	2,271	1,755
Others		55,560	34,849	70,511
Total	₩	3,185,837	1,472,258	2,100,443

(b)
Details of other expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Foreign currency loss	₩	2,957,048	1,516,528	2,479,014
Loss on disposal of property, plant and equipment		54,432	102,453	76,771
Impairment loss on property, plant and equipment		1,260,436	60,072	98,525
Impairment loss on intangible assets		136,372	54,833	72,490
Others		38,126	52,348	71,181
Total	₩	4,446,414	1,786,234	2,797,981

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

21.
Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Finance income
Interest income	₩	85,624	134,664	87,692
Foreign currency gain		308,665	560,633	375,557
Gain on transaction of derivatives		49,503	178,610	274,173
Gain on valuation of derivatives		193,570	239,973	145,078
Gain on valuation of financial assets at fair value through profit or loss		11,678	5,288	532
Gain on valuation of financial liabilities at fair value through profit or loss		220,240	—	—
Others		3,779	3,126	62
Total	₩	873,059	1,122,294	883,094

Finance costs
Interest expense	₩	414,521	723,429	909,640
Foreign currency loss		440,604	512,456	861,409
Loss on sale of trade accounts and notes receivable		37,087	48,600	26,178
Loss on transaction of derivatives		359	—	—
Loss on valuation of derivatives		65,585	316,467	5,771
Loss on valuation of financial assets at fair value through profit or loss		5,205	18,562	9,122
Others		3,002	15,020	9,792
Total	₩	966,363	1,634,534	1,821,912

22.
Income Tax Benefit (Expense)
(a)
Details of income tax benefit (expense) for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Current tax benefit (expense)
Current year	₩	(206,465)	(260,556)	(191,865)
Adjustment for prior years		59,484	67,985	(32,276)
Subtotal	₩	(146,981)	(192,571)	(224,141)
Deferred tax benefit
Changes in temporary differences	₩	384,766	955,283	6,381
Income tax benefit (expense)	₩	237,785	762,712	(217,760)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

22.
Income Tax Benefit (Expense), Continued
(b)
Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2022, 2023, and 2024 are as follows:

(In millions of won)
	2022
	Before tax		Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	165,864	(43,503)	122,361
Gain (loss) on valuation of derivatives		12,495	(3,268)	9,227
Foreign currency translation differences		(80,718)	(245)	(80,963)
Change in equity of equity method investee		(11,603)	1,925	(9,678)
Total	₩	86,038	(45,091)	40,947

(In millions of won)
	2023
	Before tax		Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	64,635	(14,818)	49,817
Foreign currency translation differences		43,572	(20,429)	23,143
Change in equity of equity method investee		(2,679)	25	(2,654)
Total	₩	105,528	(35,222)	70,306

(In millions of won)
	2024
	Before tax		Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	₩	(154,203)	22,368	(131,835)
Foreign currency translation differences		997,729	(71,092)	926,637
Acquisition of non-controlling shareholders' interests in subsidiaries		(61,512)	14,093	(47,419)
Change in equity of equity method investee		3,235	—	3,235
Total	₩	785,249	(34,631)	750,618

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

22.
Income Tax Benefit (Expense), Continued
(c)
Reconciliation of the effective tax rate for the years ended December 31, 2022, 2023, and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Loss for the year	₩	(3,195,585)	(2,576,729)	(2,409,300)
Income tax benefit (expense)		237,785	762,712	(217,760)
Loss before income tax	₩	(3,433,370)	(3,339,441)	(2,191,540)
Income tax benefit using the statutory tax rate of each country		738,403	789,941	527,019
Income not subject to tax (Expenses not deductible for tax purposes)		(18,742)	(19,759)	2,704
Tax credits		145,189	207,745	22,854
Change in unrecognized deferred tax assets (*1)		(457,763)	(156,783)	(703,714)
Adjustment for prior years		2,072	10,726	(13,807)
Effect on change in tax rate		(168,372)	(60,134)	(54,821)
Others		(3,002)	(9,024)	2,005
Total	₩	237,785	762,712	(217,760)
Effective tax rate	(*2)		(*2)	(*2)

(*1) The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.

(*2) Actual effective tax rate is not calculated due to loss before income tax for the years ended December 31, 2022, 2023 and 2024.

(d)
Global Minimum Tax

Under Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Group has no current tax expenses related to Pillar Two legislation for the year ended December 31, 2024.

23.
Deferred Tax Assets and Liabilities
(a)
Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	2023		2024
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	₩	3,879,071	3,694,831
Deferred tax asset to be recovered within 12 months		370,009	493,850
Total deferred tax assets		4,249,080	4,188,681
Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	₩	588,669	496,851
Deferred tax liability to be settled within 12 months		99,619	187,653
Total deferred tax liabilities		688,288	684,504
Deferred tax assets after offsetting	₩	3,560,792	3,504,177

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

23.
Deferred Tax Assets and Liabilities, Continued
(b)
Changes in deferred tax assets and liabilities for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
	January 1, 2023		Profit or loss for 2023	Other comprehensive loss for 2023	December 31, 2023	Profit or loss for 2024	Other comprehensive income (loss) and others for 2024	Classified as held for sale	December 31, 2024
Other accounts receivable	₩	(2,009)	1,948	—	(61)	(4,409)	—	—	(4,470)
Inventories		62,014	(10,286)	—	51,728	12,897	—	(1,498)	63,127
Defined benefits assets and others		(95,850)	20,915	(14,818)	(89,753)	53,721	22,368	—	(13,664)
Subsidiaries and associates		(252,375)	183,130	(20,404)	(89,649)	(3,731)	(56,999)	—	(150,379)
Accrued expenses		111,293	(13,426)	—	97,867	8,902	—	(176)	106,593
Tangible and Intangible Assets		708,093	(130,785)	—	577,308	(58,721)	—	60,747	579,334
Provisions		57,210	(17,624)	—	39,586	(4,666)	—	—	34,920
Other temporary differences		86,252	(27,521)	—	58,731	(8,413)	—	(15,100)	35,218
Tax loss carryforwards		1,795,132	971,688	—	2,766,820	14,365	—	(72,338)	2,708,847
Tax credit carryforwards		170,971	(22,756)	—	148,215	(3,564)	—	—	144,651
Deferred tax assets (liabilities)	₩	2,640,731	955,283	(35,222)	3,560,792	6,381	(34,631)	(28,365)	3,504,177

(c)
Details of deductible (taxable) temporary differences, tax credit carryforwards and tax credit carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2024, are as follows:

(In millions of won)
	Amount	Reason
Investments with its subsidiary	(1,125,864)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)	949,968	Uncertainty of future taxable profit
Tax loss carryforwards (*2)	2,946,346	Uncertainty of future taxable profit

(*1) Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2024, will be expired from 2025.

(*2) Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2024, will be expired from 2029.

24.
Loss per Share
(a)
Basic loss per share for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In won and number of shares)
	2022		2023	2024
Loss attributable to owners of the Parent Company for the year	₩	(3,071,564,667,651)	(2,733,741,837,803)	(2,562,606,429,762)
Weighted-average number of common stocks outstanding		380,884,673	380,884,673	471,252,355
Basic loss per share	₩	(8,064)	(7,177)	(5,438)

Due to paid-in capital increase for the year ended December 31, 2024, the number of outstanding shares has increased. The weighted-average number of common shares outstanding for comparative periods have been adjusted considering a bonus element in a rights issue to existing shareholders for the year ended December 31, 2024.

(b)
Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)
Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

i)
Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Parent Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD, and CNY.

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

i)
Exposure to currency risk

The Group’s exposure to foreign currency risk for major foreign currencies based on notional amounts as of December 31, 2023 and 2024 is as follows:

(In millions)	Net exposure
	December 31, 2023	December 31, 2024
USD	(859)	(215)
JPY	(23,398)	(13,932)
CNY	(19,043)	(26,923)
VND	(1,796,335)	(1,485,175)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 500 million (2023: USD 500 million) and CNY 726 million (2023: CNY 345 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 980 million (2023: USD 1,430 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 750 million (2023: USD 1,200 million) were entered into to manage currency risk with respect to advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2022, 2023 and 2024 and the exchange rates as of December 31, 2023 and 2024 are as follows:

(In won)
	Average rate (year-to-date)				Reporting date spot rate
	2022		2023	2024	December 31, 2023	December 31, 2024
USD	₩	1,291.15	1,306.12	1,363.09	1,289.40	1,470.00
JPY		9.85	9.32	9.01	9.13	9.36
CNY		191.60	184.28	189.13	180.84	201.27
VND		0.0551	0.0548	0.0544	0.0532	0.0577

ii)
Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2023 and 2024 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)
	December 31, 2023			December 31, 2024
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	₩	(68,615)	44,361	(7,533)	(27,651)
JPY (5 percent weakening)		(8,160)	(8,480)	(5,001)	(5,123)
CNY (5 percent weakening)		(172,198)	(2)	(270,943)	(1)
VND (5 percent weakening)		(3,683)	(3,683)	(3,303)	(3,303)

A stronger won against the above currencies as of December 31, 2023 and 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)
Fair value hedging derivatives

In relation to advances received that are denominated in foreign currency, the Group uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes.

Hedging instrument	Contractor	Contract amount (In millions)	Contract exchange rate	Maturity date	Change in value (In millions of won)	Ineffective portion of risk hedging (In millions of won)
Forward	Standard Chartered Bank Korea Limited and others	USD 750	1,289.11 ~ 1,310.08	2025.01 ~ 2026.01	155,149	19,699

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued
(ii)
Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 980 million (~~W~~1,440,600 million) and interest rate swap contracts amounting to ~~W~~915,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)
Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2023 and 2024 is as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Fixed rate instruments
Financial assets	₩	3,163,490	2,023,710
Financial liabilities		(6,333,238)	(4,722,962)
Total	₩	(3,169,748)	(2,699,252)
Variable rate instruments
Financial liabilities	₩	(10,195,891)	(9,827,152)

ii)
Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2023 and 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2023
Variable rate instruments (*)	₩	(78,590)	78,590	(78,590)	78,590
December 31, 2024
Variable rate instruments (*)	₩	(75,758)	75,758	(75,758)	75,758

(*) Included financial instruments for which interest rate swap contracts, not designated as hedging instruments, were entered into.

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

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2023 and 2024 is as follows:

(In millions of won)
	December 31, 2023		December 31, 2024
Financial assets carried at amortized cost
Cash equivalents	₩	2,257,519	2,021,640
Deposits in banks		905,982	611
Trade accounts and notes receivable, net(*)		3,218,093	3,624,477
Non-trade receivables		112,739	227,477
Accrued income		14,246	22,552
Deposits		18,378	16,747
Loans		59,884	37,143
Subtotal		6,586,841	5,950,647
Other financial assets
Lease receivables		4,130	10,063
Subtotal	₩	4,130	10,063
Financial assets at fair value through profit or loss
Convertible securities	₩	3,127	1,470
Derivatives		169,703	256,251
Subtotal	₩	172,830	257,721
Financial assets effective for fair value hedging
Derivatives		—	119,098
Total	₩	6,763,801	6,337,529

(*) As of December 31, 2024, it includes financial assets amounting to ~~W~~1,123,869 million held under the business model to achieve the purpose through the receipt of contractual cash flows and the sale of financial assets are included.

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

(c)
Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. In addition, the Group maintains a line of credit with various banks.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023 and 2024.

			2023
(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	₩	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable(*)		4,175,064	4,175,064	3,969,497	205,567	—	—	—
Other accounts payable(*)		2,918,903	2,921,719	2,688,979	232,740	—	—	—
Long-term other accounts payable		357,907	413,255	—	—	129,587	175,358	108,310
Security deposits received		153,370	190,329	3,120	4,597	1,047	181,565	—
Lease liabilities		73,364	77,246	29,980	21,335	11,848	11,461	2,622
Derivative financial liabilities
Derivatives	₩	63,526	45,705	18,781	3,988	12,474	10,462	—
Cash outflow		—	1,385,858	657,325	47,527	510,676	170,330	—
Cash inflow		—	(1,340,153)	(638,544)	(43,539)	(498,202)	(159,868)	—
Fair value hedging derivatives		36,052	36,052	1,514	5,878	20,282	8,378	—
Total	₩	24,307,315	25,766,147	10,357,213	2,694,098	7,049,352	5,308,884	356,600

(*) As of December 31, 2023, it includes ~~W~~1,092,180 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

			2024
(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	₩	13,412,275	14,453,995	3,730,807	2,609,727	3,941,215	4,146,933	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	—
Trade accounts and notes payable(*)		4,156,149	4,156,149	3,884,788	271,361	—	—	—
Other accounts payable(*)		1,720,670	1,723,867	1,404,896	318,971	—	—	—
Long-term other accounts payable		279,774	323,400	—	—	69,090	192,570	61,740
Security deposits received		160,713	189,214	—	808	6,841	181,565	—
Lease liabilities		57,975	60,653	23,948	12,681	13,889	9,423	712
Derivative financial liabilities
Derivatives	₩	10,768	11,184	930	3,447	4,495	2,312	—
Cash outflow		—	75,016	21,402	20,467	22,342	10,805	—
Cash inflow		—	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	—
Total	₩	20,936,163	22,104,354	9,676,908	3,228,633	4,452,103	4,658,945	87,765

(*) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)
Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Group is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Group regularly monitors these financial ratios and takes proactive measures when necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

(In millions of won)
	December 31, 2023		December 31, 2024
Total liabilities	₩	26,988,754	24,786,759
Total equity		8,770,544	8,072,807
Cash and deposits in banks (*1)		3,163,493	2,022,240
Borrowings (including bonds)		16,529,129	14,550,114
Total liabilities to equity ratio		308%	307%
Net borrowings to equity ratio (*2)		152%	155%

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

(ii)
Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2023 and 2024 are as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

(In millions of won)	December 31, 2023			December 31, 2024
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	₩	2,257,522	(*1)	2,021,640	(*1)
Deposits in banks		905,982	(*1)	611	(*1)
Trade accounts and notes receivable (*3)		3,218,093	(*1)	3,624,477	(*1)
Non-trade receivables		112,739	(*1)	227,477	(*1)
Accrued income		14,246	(*1)	22,552	(*1)
Deposits		18,378	(*1)	16,747	(*1)
Loans		59,884	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity instruments	₩	87,027	87,027	120,501	120,501
Convertible securities		3,127	3,127	1,470	1,470
Derivatives		169,703	169,703	256,251	256,251
Financial assets effective for fair value hedging
Derivatives		—	—	119,098	119,098
Other Financial assets
Lease receivables		4,130	(*1)	10,063	(*1)
Financial liabilities carried at amortized cost
Borrowings	₩	15,040,986	15,101,258	13,412,275	13,482,726
Bonds		1,488,143	1,479,725	1,137,839	1,142,725
Trade accounts and notes payable		4,175,064	(*1)	4,156,149	(*1)
Other accounts payable		3,276,810	(*1)	2,000,444	(*1)
Security deposits received		153,370	(*1)	160,713	(*1)
Financial liabilities at fair value through profit or loss
Derivatives		63,526	63,526	10,768	10,768
Financial liabilities effective for fair value hedging
Derivatives		36,052	36,052	—	—
Other Financial liabilities
Lease liabilities		73,364	(*2)	57,975	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.

(*2) Excluded from the fair value disclosures in accordance with IFRS 7 ‘Financial Instruments: Disclosures’.

(*3) As of December 31, 2024, it includes financial assets amounting to ~~W~~1,123,869 million held under the business model to achieve the purpose through the receipt of contractual cash flows and the sale of financial assets are included.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

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
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Group measures fair value for financial reporting purposes, including fair value measurements categorized as Level 3, and consults on the fair value assessment process and its results in accordance with the financial reporting schedule.

ii)
Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2023 and 2024 are as follows:

(In millions of won)	December 31, 2023
Classification	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity securities	₩	—	—	87,027	87,027
Convertible securities		—	—	3,127	3,127
Derivatives		—	169,703	—	169,703
Financial liabilities at fair value through profit or loss
Derivatives	₩	—	63,526	—	63,526
Financial liabilities effective for fair value hedging
Derivatives	₩	—	36,052	—	36,052

	December 31, 2024
(In millions of won)
Classification	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity securities	₩	18,958	—	101,543	120,501
Convertible securities		—	—	1,470	1,470
Derivatives		—	256,251	—	256,251
Financial assets effective for fair value hedging
Derivatives	₩	—	119,098		119,098
Financial liabilities at fair value through profit or loss
Derivatives	₩	—	10,768	—	10,768

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value those are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2023 and 2024 are as follows:

(In millions of won)	December 31, 2023			December 31, 2024
Classification	Level 2		Level 3	Level 2	Level 3	Valuation technique	Input
Financial assets at fair value through profit or loss
Equity securities	₩	—	87,027	—	101,543	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		—	3,127	—	1,470	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		169,703	—	256,251	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	₩	—	—	119,098	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	₩	63,526	—	10,768	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	₩	36,052	—	—	—	Discounted cash flow	Discount rate and Exchange rate

iii)
Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2023 and 2024 are as follows:

(In millions of won)	December 31, 2023
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	₩	—	—	15,101,258	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2024
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	₩	—	—	13,482,726	Discounted cash flow	Discount rate
Bonds		—	—	1,142,725	Discounted cash flow	Discount rate

iv)
The interest rates applied for determination of the above fair value as of December 31, 2023 and 2024 are as follows:

	December 31, 2023	December 31, 2024
Borrowings, bonds and others	4.60%~5.02%	3.70%~3.96%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued
v)
There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2023 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2023
Equity securities	₩	96,064	3,286	(414)	(13,315)	1,406	87,027
Convertible securities		1,797	1,329	—	41	(40)	3,127

(In millions of won)
Classification	January 1, 2024		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2024
Equity securities	₩	87,027	5,470	(128)	(2,809)	11,983	101,543
Convertible securities		3,127	—	(1,838)	—	181	1,470

(f)
Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Derivatives (*)	Total
Interest income	₩	85,624	—	—	—	—	85,624
Interest expense		—	(403,415)	—	(11,106)	—	(414,521)
Foreign currency differences		1,061,416	(946,650)	—	(105,492)	—	9,274
Reversal of bad debt expense		569	—	—	—	—	569
Gain or loss on disposal		(37,087)	—	171	(2,672)	—	(39,588)
Gain or loss on valuation		—	—	6,473	220,240	—	226,713
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)
Total	₩	1,110,522	(1,350,065)	6,644	100,927	177,130	45,158

(*) Derivatives exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

25.
Financial Risk Management, Continued

(In millions of won)
	2023
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	₩	134,388	—	—	—	—	276	134,664
Interest expense		—	(720,086)	—	—	—	(3,343)	(723,429)
Foreign currency differences		108,546	(176,376)	—	—	(36,052)	—	(103,882)
Reversal of bad debt expense		181	—	—	—	—	—	181
Gain or loss on disposal		(48,600)	—	132	(329)	—	—	(48,797)
Gain or loss on valuation		—	—	(13,274)	—	—	—	(13,274)
Gain or loss on repayment		—	(167)	—	—	—	—	(167)
Gain or loss on derivatives		—	—	—	—	102,116	—	102,116
Total	₩	194,515	(896,629)	(13,142)	(329)	66,064	(3,067)	(652,588)

(In millions of won)
	2024
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	₩	87,510	—	—	—	—	182	87,692
Interest expense		—	(906,766)	—	—	—	(2,874)	(909,640)
Foreign currency differences		1,189,874	(2,238,150)	—	—	190,906	—	(857,370)
Bad debt expense		(689)	—	—	—	—	—	(689)
Gain or loss on disposal		(7,708)	—	(109)	(18,470)	—	—	(26,287)
Gain or loss on valuation		—	—	(8,590)	—	—	—	(8,590)
Gain or loss on repayment		—	(678)	—	—	—	—	(678)
Gain or loss on derivatives		—	—	—	—	413,480	—	413,480
Total	₩	1,268,987	(3,145,594)	(8,699)	(18,470)	604,386	(2,692)	(1,302,082)

26.
Leases
(a)
Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)
Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 9(a)).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

26.
Leases, Continued

Changes in right-of-use assets for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
	2023
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Beginning balance	₩	51,033	51,804	598	8,502	721	112,658
Acquisitions		65,133	—	881	6,698	1,899	74,611
Depreciation		(56,471)	(2,846)	(770)	(7,482)	(780)	(68,349)
Gain or loss on foreign currency translation		(1,749)	2,291	5	(279)	58	326
Ending balance	₩	57,946	51,249	714	7,439	1,898	119,246

(In millions of won)
	2024
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Beginning balance	₩	57,946	51,249	714	7,439	1,898	119,246
Acquisitions		24,008	1	2,658	7,044	154	33,865
Depreciation		(56,080)	(3,063)	(1,645)	(6,879)	(778)	(68,445)
Gain or loss on foreign currency translation		13,877	8,410	23	456	292	23,058
Classified as held for sale		(11,599)	(5,585)	—	(1,563)	(44)	(18,791)
Ending balance	₩	28,152	51,012	1,750	6,497	1,522	88,933

(ii)
Amounts recognized in profit or loss from leases other than leases recorded as right-of-use assets for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Interest on lease liabilities	₩	(3,656)	(3,343)	(2,874)
Income from sub-leasing right-of-use assets		541	276	182
Expenses relating to short-term leases		(785)	(241)	(274)
Expenses relating to leases of low-value assets that are not short-term leases		(632)	(942)	(543)

(iii)
Changes in lease liabilities for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
	2023		2024
Beginning balance	₩	72,788	73,364
Additions and others		70,716	55,619
Interest expense		3,343	2,874
Repayment of liabilities		(73,483)	(73,882)
Ending balance	₩	73,364	57,975

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

26.
Leases, Continued
(iv)
Total cash outflow from leases for the year ended December 31, 2024 amounted to ~~W~~74,517 million (2023: ~~W~~77,733).
(b)
Leases as lessor
(i)
Finance lease

For the years ended December 31, 2023 and 2024, the Group recognized interest income on lease receivables of ~~W~~276 million and ~~W~~182 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2023		December 31, 2024
6 months or less	₩	3,580	3,255
6-12 months		597	3,255
1-2 years		—	3,797
Total undiscounted lease receivable	₩	4,177	10,307
Unearned finance income		(47)	(244)
Net Investment in the lease	₩	4,130	10,063

(ii)
Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (see Note 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

27.
Cash Flow Information
(a)
Details of cash flows generated from operations for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Loss for the year	₩	(3,195,585)	(2,576,729)	(2,409,300)
Adjustments for:
Income tax expense (benefit) (Note 22)		(237,785)	(762,712)	217,760
Depreciation and amortization (Note 18)		4,557,457	4,213,742	5,125,637
Gain on foreign currency translation		(702,144)	(313,378)	(587,019)
Loss on foreign currency translation		449,980	241,701	979,061
Expenses related to defined benefit plans (Note 13)		168,260	149,937	130,014
Gain on disposal of property, plant and equipment		(25,737)	(34,961)	(51,792)
Loss on disposal of property, plant and equipment		54,432	102,453	76,771
Impairment loss on property, plant and equipment		1,260,436	60,072	98,525
Reversal of impairment loss on property, plant and equipment		(3,181)	(7)	(4,314)
Gain on disposal of intangible assets		—	(1,989)	(25)
Loss on disposal of intangible assets		193	55	388
Impairment loss on intangible assets		136,372	54,833	72,490
Reversal of impairment loss on intangible assets		(1,975)	(242)	(14)
Impairment loss on investments		7,736	—	—
Expense on increase of provision		253,075	101,846	119,141
Finance income		(607,501)	(594,944)	(511,068)
Finance costs		781,205	1,162,598	1,480,007
Equity in loss (income) of equity method accounted investees, net		(5,558)	3,061	(5,412)
Others		(1,681)	(7,030)	(85,651)

Changes in:
Trade accounts and notes receivable		1,833,491	(1,013,938)	(395,513)
Other accounts receivable		(47,389)	39,377	(142,775)
Inventories		390,672	336,993	(85,850)
Other current assets		435,838	92,983	(14,479)
Other non-current assets		(10,125)	1,151	2,537
Trade accounts and notes payable		(282,082)	323,548	(46,796)
Other accounts payable		(625,606)	(47,798)	(529,621)
Accrued expenses		(514,500)	(47,088)	92,474
Provisions		(259,969)	(179,969)	(134,684)
Advances received		(1,977)	(19,461)	(16,161)
Proceeds from settlement of derivatives		—	—	35,757
Other current liabilities		(4,188)	(33,367)	(4,050)
Defined benefit liabilities, net		(381,405)	(45,123)	(38,018)
Long-term advances received		—	1,580,222	—
Other non-current liabilities		167,868	33,493	5,436
Cash generated from operations	₩	3,588,627	2,819,329	3,373,456

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

27.
Cash Flow Information, Continued
(b)
Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2024 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2023		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2023
Short-term borrowings	₩	2,578,552	(716,386)	13,469	—	—	1,875,635
Long-term borrowings		10,964,112	2,139,554	50,174	3,271	8,240	13,165,351
Bonds		1,448,746	35,276	2,237	1,717	167	1,488,143
Lease liabilities		72,788	(73,483)	(312)	—	74,371	73,364
Dividend payable		—	(34,098)	(44)	—	41,444	7,302
Total	₩	15,064,198	1,350,863	65,524	4,988	124,222	16,609,795

(In millions of won)
				Non-cash transactions
	January 1, 2024		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Classification of liabilities held for sale	Others	December 31, 2024
Short-term borrowings	₩	1,875,635	(1,065,878)	159,838	—	—	—	969,595
Long-term borrowings		13,165,351	(726,352)	1,051,834	4,203	(1,060,592)	8,236	12,442,680
Bonds		1,488,143	(370,000)	18,004	1,692	—	—	1,137,839
Lease liabilities		73,364	(71,008)	16,752	—	(6,772)	45,639	57,975
Dividend payable		7,302	(136,519)	268	—	—	135,339	6,390
Total	₩	16,609,795	(2,369,757)	1,246,696	5,895	(1,067,364)	189,214	14,614,479

(c)
Details of significant non-cash transactions for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Changes in other accounts payable arising from the purchase of property, plant and equipment	₩	480,322	(348,046)	(630,267)
Changes in other accounts payable arising from the purchase of intangible assets		(113,185)	(27,918)	(137,918)
Recognition of right-of-use assets and lease liabilities		54,927	74,611	33,865
Reclassification of the current portion of borrowings/bonds		(3,626,345)	(3,441,686)	(6,559,088)
Classification of assets held for sale		—	—	983,317
Classification of liabilities held for sale		—	—	1,656,841

28.
Related Parties and Others
(a)
Related parties

Details of related parties as of December 31, 2024 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Parent Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*) Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

28.
Related Parties and Others, Continued
(b)
Details of major transactions with related parties for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*1)
Associates
AVATEC Co., Ltd.	₩	—	—	64,550	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	2,942
WooRee E&L Co., Ltd.		—	—	12,321	2
YAS Co., Ltd.		—	100	14,291	37,989
Material Science Co., Ltd.		—	—	17	—
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*2)	₩	238,358	—	19,808	655,179
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	₩	70,514	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	882

(In millions of won)	2022
				Purchase and Others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*1)
LG Electronics Nanjing New Technology Co., Ltd.	₩	334,099	—	—	1,178
LG Electronics RUS, LLC		23,458	—	—	414
LG Electronics do Brasil Ltda.		88,835	—	—	200
LG Innotek Co., Ltd.		27,698	—	10,122	79,515
LG Electronics Mlawa Sp. z o.o.		1,178,140	—	—	1,089
LG Electronics Reynosa, S.A. DE C.V.		1,195,146	—	—	958
LG Electronics Egypt S.A.E.		72,055	—	—	372
LG Electronics Japan, Inc.		—	—	—	7,323
P.T. LG Electronics Indonesia		531,543	—	—	1,415
LG Electronics Taiwan Taipei Co., Ltd.		3,433	—	—	615
LG Technology Ventures LLC		—	—	—	4,922
HI-M Solutek Co., Ltd		—		58	9,258
LG Electronics U.S.A., Inc.		—	—	—	2,315
Others		572	—	592	1,521
Total	₩	4,232,231	4,461	367,721	812,225

(*1) Others include the amount of the acquisition of property, plant and equipment.

(*2) Others for LG Electronics Inc. include the amount of the acquisition of property, plant and equipment ~~W~~517,476 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

28.
Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and Others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*1)
Associates
AVATEC Co., Ltd.	₩	—	—	43,662	11,003
Paju Electric Glass Co., Ltd.		—	15,200	176,831	4,341
WooRee E&L Co., Ltd.		—	—	7,853	513
YAS Co., Ltd.		—	—	9,832	23,202
Material Science Co., Ltd.		—	—	—	179
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*2)	₩	231,935	—	22,370	501,094
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	₩	47,031	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	7,090

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*1)
LG Electronics Nanjing New Technology Co., Ltd.	₩	350,207	—	—	451
LG Electronics do Brasil Ltda.		29,249	—	—	316
LG Innotek Co., Ltd.		7,754	—	14,970	100,272
LG Electronics Mlawa Sp. z o.o.		811,880	—	—	1,611
LG Electronics Reynosa S.A. DE C.V.		826,547	—	—	810
LG Electronics Egypt S.A.E		20,225	—	—	66
LG Electronics Japan, Inc.		114	—	—	6,278
LG Electronics RUS, LLC		360	—	—	2,359
LG Electronics U.S.A., Inc.		—	—	—	2,177
P.T. LG Electronics Indonesia		448,528	—	—	2,231
LG Electronics Nanjing Vehicle Components Co.,Ltd.		1,414	—	—	—
LG Technology Ventures LLC		—	—	—	2,596
HI-M Solutek Co., Ltd		—	—	9	7,316
Others		15	—	142	1,502
Total	₩	3,210,048	15,200	275,669	675,677

(*1) Others include the amount of the acquisition of property, plant and equipment.

(*2) Others for LG Electronics Inc. include the amount of the acquisition of property, plant and equipment ~~W~~320,555 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

28.
Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*2)
Associates
AVATEC Co., Ltd.(*1)	₩	—	200	52,983	2,947
Paju Electric Glass Co., Ltd.		—	—	237,002	8,428
WooRee E&L Co., Ltd.(*1)		—	—	5,045	32
YAS Co., Ltd.(*1)		—	—	5,266	7,578
Material Science Co., Ltd.		—	—	3,579	1,512
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*3)	₩	349,194	—	19,959	354,362
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	₩	52,736	—	—	275
LG Electronics Vietnam Haiphong Co., Ltd.		306,727	—	—	5,945

(In millions of won)	2024
				Purchase and Others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*2)
LG Electronics Nanjing New Technology Co., Ltd.	₩	379,241	—	—	629
LG Electronics do Brasil Ltda.		32,165	—	—	248
LG Innotek Co., Ltd.		10,999	—	18,166	72,123
LG Electronics Mlawa Sp. z o.o.		977,531	—	—	1,105
LG Electronics Reynosa S.A. DE C.V.		973,432	—	—	746
LG Electronics Egypt S.A.E		24,454	—	—	32
LG Electronics Japan, Inc.		—	—	—	6,250
LG Electronics RUS, LLC		—	—	—	4,005
LG Electronics U.S.A., Inc.		—	—	—	2,128
P.T. LG Electronics Indonesia		482,099	—	—	1,254
HI-M Solutek Co., Ltd		—	—	—	9,636
LG Technology Ventures LLC		—	—	—	1,319
Others		330	—	462	1,579
Total	₩	3,588,908	200	342,462	482,133

(*1) For the year ended December 31, 2024, WooRee E&L Co., Ltd., AVATEC Co., Ltd. and YAS Co., Ltd. were excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

(*2) Others include the amount of the acquisition of property, plant and equipment.

(*3) Others for LG Electronics Inc. include the amount of the acquisition of property, plant and equipment ~~W~~184,999 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

28.
Related Parties and Others, Continued
(c)
Trade accounts and notes receivable and payable as of December 31, 2023 and 2024 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2024	December 31, 2023	December 31, 2024
Associates	₩
AVATEC Co., Ltd.(*1)		—	—	4,775	—
Paju Electric Glass Co., Ltd.		—	—	56,136	64,140
WooRee E&L Co., Ltd.(*1)		695	—	2,219	—
YAS Co., Ltd.(*1)		—	—	12,483	—
Material Science Co., Ltd.		—	—	118	261
Entity that has significant influence over the Parent Company
LG Electronics Inc. (*2)	₩	63,284	179,710	1,140,260	1,071,592
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	₩	2,013	3,317	35	—
LG Electronics Vietnam Haiphong Co., Ltd.		76,952	72,521	1,403	921
LG Electronics Nanjing New Technology Co., Ltd.		38,502	61,922	27	15
LG Electronics do Brasil Ltda.		6,252	13,184	32	—
LG Innotek Co., Ltd. (*3)		3,002	1,803	216,049	207,258

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2024	December 31, 2023	December 31, 2024
LG Electronics Mlawa Sp. z o.o.	₩	101,357	149,789	—	131
LG Electronics Reynosa, S.A. DE C.V.		64,208	55,500	109	—
LG Electronics Japan, Inc.		114	—	632	548
P.T. LG Electronics Indonesia		46,146	63,719	108	53
LG Electronics Taiwan Taipei Co., Ltd.		—	—	115	63
LG Electronics Egypt S.A.E		369	3,877	1	7
Others		251	261	2,184	5,779
Total	₩	403,145	605,603	1,436,686	1,350,768

(*1) For the year ended December 31, 2024, as it was excluded from related parties and others due to loss of significant influence, there are no outstanding receivables or payables.

(*2) Trade accounts and note payable and others for LG Electronics Inc. as of December 31, 2023 and 2024 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12.(c)).

(*3) Trade accounts and note payable and others for LG Innotek Co., Ltd. as of December 31, 2023 and 2024 includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

28.
Related Parties and Others, Continued
(d)
Details of significant financial transactions with related parties and others for the years ended December 31, 2023 and 2024, are as follows:

	2023
(In millions of won)	Company Name	Borrowings		Collection of loans
Associates	WooRee E&L Co., Ltd.	₩	—	183
Entity that has significant influence over the Company	LG Electronics Inc.		1,000,000	—

The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

	2024
(In millions of won)	Company Name	Capital increase		Collection of loans
Associates	WooRee E&L Co., Ltd.(*)	₩	—	256
Entity that has significant influence over the Company	LG Electronics Inc.		436,031	—

(*) For the year ended December 31, 2024, it was excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

There were no significant financing transactions with related parties for the year ended December 31, 2022.

(e)
Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of won)
	2022		2023	2024
Short-term benefits	₩	2,305	2,291	2,397
Expenses related to the defined benefit plan		417	355	604
	₩	2,722	2,646	3,001

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(f)
At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

29.
Assets and Liabilities Held for Sale (Disposal Group)

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction is expected to be completed within one year. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

(a)
Details of assets and liabilities held for sale

(In millions of won)	December 31, 2024
Disposal Group(*)
Cash and cash equivalents	₩	158,415
Trade accounts and notes receivable, net		11,131
Other accounts receivables, net		10,809
Inventories		101,998
Prepaid income taxes		14,402
Other current assets and others		45,733
Property, plant and equipment, net		611,689
Intangible assets, net		775
Deferred tax assets		28,365
Total	₩	983,317
Liabilities in the Disposal Group
Trade accounts and notes payable	₩	466,907
Current financial liabilities		917,620
Other accounts payable		52,097
Accrued expenses		67,181
Advances received		2,364
Other Current liabilities and others		927
Non-current financial liabilities		149,745
Total	₩	1,656,841

(*) There is no impairment loss recognized for assets held for sale, as the net fair value of the disposal group is expected to exceed the carrying amount.

(b) Accumulated income directly recognized as other comprehensive income in relation to the disposal group classified as held for sale is ~~W~~291,363 million of foreign currency translation differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2024

30.
Subsequent Event

The disposal of 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT was completed on April 1, 2025.