Form 20-F
period 2025-12-31
LG Display Co., Ltd.
filed 2026-04-28
CIK 1290109

As filed with the Securities and Exchange Commission on April 28, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Jeehae Choi

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

*Not for trading, but only in connection with the registration of the American Depositary Shares.

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS Accounting Standards as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2024 and 2025 and for each of the years ended in the three-year period ended December 31, 2025 included in this annual report.

In addition to preparing financial statements in accordance with IFRS Accounting Standards as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards, or K-IFRS, as adopted by the Korean Accounting Standards Board, or KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. See “Item 10.B. Memorandum and Articles of Association—Business Report.” English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F. The operating profit or loss presented in the consolidated statements of comprehensive income or loss prepared in accordance with K-IFRS for the years ended December 31, 2024 and 2025 included in the Form 6-K furnished to the SEC on February 27, 2026 is a loss of ~~W~~561 billion and a profit of ~~W~~517 billion, respectively. For further information, please see the Form 6-K furnished to the SEC on February 27, 2026, which is not incorporated by reference to this annual report.

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

All references to “Korean Won,” “Won” or “~~W~~” in this annual report are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “Japanese Yen” are to the currency of Japan, all references to “CNY” or “Chinese Yuan” are to the currency of the People’s Republic of China, all references to “Vietnamese Dong” are to the currency of Vietnam, all references to “Euro” or “€” are to the official currency of the European Economic and Monetary Union, all references to “£” are to the lawful currency of the United Kingdom, and all references to “R$” are to the currency of Brazil.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2025, which was ~~W~~1,444.55 = US$1.00.

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

The business in which we are engaged is directly affected by the business conditions of the downstream industries which utilize display panels in their products. Currently, our total sales are derived principally from customers who use our products in “IT products” (which term is used by us to collectively refer to notebook computers, desktop monitors and tablet computers in this annual report), mobile and other products, televisions, and “auto products” (which term is used by us to refer to automotive products in this annual report) with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 36.8%, 35.4% and 36.8% of our total revenue in 2023, 2024 and 2025, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their mobile and other products, which accounted for 33.1%, 33.0% and 35.4% of our total revenue in 2023, 2024 and 2025, respectively, those who use our panels in their televisions, which accounted for 20.3%, 22.4% and 18.6% of our total revenue in 2023, 2024 and 2025, respectively, and those who use our panels in their auto products, which accounted for 9.4%, 8.6% and 8.3% of our total revenue in 2023, 2024 and 2025, respectively.

The overall demand for end products that utilize certain types of our display panels, including IT and television products, has remained weak in recent years due in part to heightened macroeconomic uncertainty and volatility in global markets. See “Risks Relating to Our Industry — A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” As each of our IT products, mobile and other products, televisions and auto product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand from each of the IT products industry, the mobile device industry, the television industry and the automotive industry for a substantial portion of our sales. A prolonged downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

The display panel industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

The current global supply of medium- and large-sized display panels is manufactured primarily based on thin-film transistor liquid crystal display, or TFT-LCD, technology, and to a lesser but increasing extent, organic light-emitting diode, or OLED, technology, and a majority of small-sized display panels is now manufactured primarily based on OLED technology. While TFT-LCD technology remains the predominant technology in the notebook computer and desktop monitor segments and continues to account for the majority of the overall medium- and large-sized display panel market, the proportion of OLED panels in such market has been steadily increasing in recent years, particularly in the high-end downstream product segments. Display panel manufacturers in general are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the display panel industry may cause manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

From time to time, we have been affected by overcapacity in the display panel industry relative to the general demand for such panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. We attempt to counteract the effects of overcapacity in the industry by increasing the proportion of high-value, differentiated specialty products based on newer technologies in our product mix, including products that utilize OLED technology, which accounted for 61% of our revenues in 2025 and are relatively less affected by the industry-wide overcapacity problems, while also engaging in cost reduction efforts. We also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 2.5% from ~~W~~1,103 thousand in 2023 to ~~W~~1,076 thousand in 2024, largely due to the continued sluggish demand for medium-sized IT panel products, the effect of which was partly offset by an increase in the sales volume and proportion of small-sized panels for mobile and other products, which generally have higher sales price per net display area compared to their larger-sized counterparts, in our product mix. Our average revenue per square meter of net display area increased by 38.9% to ~~W~~1,495 thousand in 2025, which primarily reflected our ongoing efforts to increase the sales volume and proportion of OLED panels (especially small-sized panels for mobile and other applications, which generally have higher sales price per net display area compared to larger-sized panels) in our product mix. This increase also reflected the discontinuation of our TFT-LCD television panel production in April 2025 and our continued reduction of lower-margin TFT-LCD panels for IT products to increasingly focus on differentiated, higher-end products in such segment. In addition, the depreciation of the Korean Won against the U.S. dollar during 2025 further enhanced this increase.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high-value, differentiated specialty products based on newer technologies (such as OLED technology) in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which has helped to mitigate the impact of industry-wide overcapacity in the past, will recur or be sustained in future periods. We will therefore continue to closely monitor any overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry, including those currently under construction or planned to be constructed by us and other major display panel manufacturers in China and Korea, are undertaken with a multi-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile devices. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

In addition, we may recognize impairment losses on our property, plant and equipment and intangible assets in connection with deteriorating market conditions. For example, in 2022, partly due to less favorable industry outlook in light of continued and exacerbated uncertainty in the prospects of the global economy, we recognized significant impairment losses in connection with a decrease in the estimated recovery value of our property, plant and equipment and intangible assets relating to our large-sized OLED display panel business. We cannot provide assurance that any future downturns will not result in additional recognition of impairment losses on our property, plant and equipment and intangible assets, which may have a material adverse effect on our financial condition and results of operations.

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

Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the COVID-19 pandemic that began in late 2019 and fluctuations in interest rates globally have materially and adversely affected the global economy and financial markets in recent years. See “—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Such uncertainties have been, and continue to be, exacerbated by, among other things, a deterioration in economic and trade relations between the United States and its trading partners (including as a result of the imposition of significant tariffs by the United States on its trading partners) which has been followed by retaliatory tariffs in some cases, escalations in trade protectionism globally, the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the military conflicts between Iran and other countries, including the United States and Israel. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

We have from time to time adjusted, and may decide to adjust in the future, our production levels subject to market demand for our products, the production outlook of the global display panel industry, any significant disruptions in our supply chain and global economic conditions in general. As part of our continued efforts to increase the proportion of OLED panels in our product mix, we have been reducing the production level of TFT-LCD panels in recent years. Between 2022 and 2023, we closed certain TFT-LCD fabrication facilities, including P5 (where we had produced TFT-LCD panels for notebook computers and mobile and other products), P7 (where we had produced TFT-LCD panels for televisions) and P62 (where we had produced TFT-LCD panels for notebook computers and desktop monitors), in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. In September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, we entered into an agreement with TCL China Star Optoelectronics Technology (“TCL CSOT”), a leading Chinese display panel manufacturer, to dispose of our entire equity interest in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. (such subsidiaries collectively referred to in this annual report as the “China TFT-LCD Television Panel Subsidiaries”), which engaged in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, respectively, for approximately ~~W~~2.2 trillion. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025, and we have fully discontinued the production of TFT-LCD panels for televisions. See Note 1(c) of the notes to our financial statements for further discussion. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise, and we may have difficulties with setting the prices of our display panels at levels at which we can secure sufficient margins. For example, in part due to weaker market demand and increased competition, our gross margin fell to 1.6% in 2023 before rebounding to 9.7% in 2024 and 13.1% in 2025, which increases primarily reflected our continued efforts to increase the proportion of high-value, differentiated specialty products based on newer technologies (such as OLED technology) in recent years. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. Our main competitors in the industry include leading display manufacturers in China, Korea, Taiwan and Japan. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Asia, particularly in China. The market share of Chinese manufacturers in the global TFT-LCD display market has significantly increased in recent years primarily due to their large investments in production facilities and production of large volumes of lower-priced panels with the support of the Chinese government as part of its efforts to encourage Chinese consumers to purchase domestically manufactured products. Chinese display panel manufacturers have also been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, has continued to make capital investments aimed at expanding its OLED production capabilities across multiple manufacturing facilities in China, including in Chengdu and other regions. Moreover, Samsung Display, one of our primary competitors based in Korea, has been making significant capital investments in a new OLED manufacturing facility in Asan, Korea. Increased production capacity resulting from such investments as well as additional investments by our competitors in China and elsewhere may result in further intensified competition. See “Item 4.B. Business Overview—Competition.”

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

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. In particular, our sales of high value-added display panels are largely concentrated to a limited number of leading global end-brand customers and their system integrators with the requisite technological capabilities to produce products that require such high-value-added display panels. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for a substantial majority of our sales in each of 2023, 2024 and 2025.

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

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a material portion of our revenue for the foreseeable future. See “Item 7.B. Related Party Transactions” for a description of these related party transactions with LG Electronics and its affiliates. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates.

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

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we have made, and will likely be required to continue to make, significant expenditures to develop or acquire new process and product technologies, along with corresponding manufacturing capabilities. For example, in August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our AP5 fabrication facility located within such complex in February 2024, and have subsequently commenced mass production of medium-sized

OLED panels at such facility. In June 2025, we announced plans to invest approximately ~~W~~1.3 trillion in next-generation OLED technologies and infrastructure, primarily at our fabrication complex in Paju, Korea, and such investment is currently in progress. In addition, on April 22, 2026, we announced plans to make investments in an aggregate amount of ~~W~~1.1 trillion in new facilities for the purpose of enhancing our technological competitiveness and strengthening our basis for growth through the advancement of OLED technologies, with an expected completion date of June 30, 2028.

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

Earthquakes, tsunamis, floods, severe health epidemics and other natural calamities could materially adversely affect our business, results of operations or financial condition.

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

We are continuing to transition our business focus from TFT-LCD to OLED technology, and if we cannot successfully manage this transition or if OLED revenue growth does not offset declining TFT-LCD sales, our financial condition and results of operations may be materially adversely affected.

While our revenue and sales volume had historically been predominantly derived from the sale of display panels with TFT-LCD technology, OLED technology is widely seen in the display industry as a successor technology to TFT-LCD technology and has gained wider market acceptance for use in display panels for IT products, televisions, auto products, mobile devices and other products, including commercial displays, entertainment systems and medical diagnostic equipment, and the proportion of our sales derived from our panel products utilizing OLED technology have been continually increasing in recent years and account for the majority of our total revenue in 2025. We have recognized the importance and potential of OLED technology and have in recent years engaged in research and development and invested in production facilities to further develop and commercialize OLED panels for small-, medium- and large-sized products. For example, in August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized OLED panels at such facility. In June 2025, we announced plans to invest approximately ~~W~~1.3 trillion in next-generation OLED technologies and infrastructure, primarily at our fabrication complex in Paju, Korea, and such investment is currently in progress. In addition, on April 22, 2026, we announced plans to make investments in an aggregate amount of ~~W~~1.1 trillion in new facilities for the purpose of enhancing our technological competitiveness and strengthening our basis for growth through the advancement of OLED technologies, with an expected completion date of June 30, 2028. At the same time, we have been strategically reducing the production level of our TFT-LCD panels, including through the disposal of our equity interest in our Chinese subsidiaries engaged in the manufacturing of TFT-LCD panels and modules for televisions. See “—A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” above.

Our continued efforts in developing and commercializing OLED technology have been recognized by various display panel industry groups in recent years. For example, in January 2023, our newly developed thin actuator sound solution for automobiles received the CES 2023 Innovation Award. In August 2024, our television and gaming OLED panels featuring META Technology 2.0 received the Korea Display of the Year award at the International Meeting on Information Display, the largest annual display industry conference held in Korea. While we strive to maintain our competitive edge in the market for OLED panels, which have become the dominant type of panels in the smartphone industry and are becoming increasingly adopted for IT and television products, the market for OLED panels as a whole remains smaller compared to the market for TFT-LCD panels, and we expect competition will continue to intensify in the future. In addition, the speed at which we achieve cost reduction for our OLED technology-based new products or at which significant demand for such products develops may be slower than our current expectations.

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

In connection with our strategy to further enhance the diversity and capacity of our display panel production, we anticipate that we will continue to incur significant capital expenditures for the construction of new production facilities and the maintenance and enhancement of existing production facilities, particularly in connection with our continued investments in OLED technology. Our significant recent and pending capital expenditures include the following:

•
In April 2026, we announced plans to make investments in an aggregate amount of ~~W~~1.1 trillion in new facilities for the purpose of enhancing our technological competitiveness and strengthening our basis for growth through the advancement of OLED technologies, with an expected completion date of June 30, 2028.
•
In June 2025, we announced plans to invest approximately ~~W~~1.3 trillion in next-generation OLED technologies and infrastructure, primarily at our fabrication complex in Paju, Korea, and such investment is currently in progress.
•
In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized OLED panels at such facility.
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

We have continued to make investments to construct new production facilities as well as for other purposes in order to proactively respond to the technological changes in the display industry and maintain a competitive market position. However, we have reduced our capital expenditure levels in recent periods as part of our efforts to gain financial stability by focusing on certain essential investments required to operate our business. In 2025, our total cash outflows for capital expenditure, consisting of cash used in acquisition of property, plant and equipment, amounted to ~~W~~1.3 trillion, which represented a 36.7% decrease from ~~W~~2.1 trillion in 2024. We currently expect that, in 2026, our total capital expenditures on a cash out basis will be higher compared to 2025 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

In the past, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Because we rely on financing both within and outside of Korea from time to time, difficulties affecting the global and Korean economies, including any increase in market volatility and their lingering effects (including those in relation to the global COVID-19 pandemic and rapid increases in interest rates globally from the second half of 2021 until recently to combat inflation, a deterioration in economic and trade relations between the United States and its trading partners (including as a result of the imposition of significant tariffs by the United States on its trading partners) which has been followed by retaliatory tariffs in some cases, escalations in trade protectionism globally, the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the military conflicts between Iran and other countries, including the United States and Israel), could adversely affect our ability to obtain sufficient financing on commercially reasonable terms. The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or impair our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

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

We have experienced, and expect to continue to experience, periods of rapid growth in the scope and/or complexity of our operations due to the construction of new fabrication facilities and the expansion and conversion of existing fabrication facilities to meet the evolving and anticipated demands of our customers. For example, we established our AP4 fabrication facility in July 2019 to increase our production capacity of plastic OLED panels for mobile and other products. In addition, we completed the construction of our AP5 fabrication facility (which constitutes a part of, and is located within, the larger P10 fabrication complex) to increase our production capacity of medium-sized OLED panels in February 2024. See “Item 4.D. Property, Plants and Equipment—Current Facilities.” With respect to our overseas facilities, in response to and in anticipation of growing demand in the China market, in July 2018, we established and acquired a majority ownership interest in, a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. See also “—We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.” above.

As part of our continued efforts to increase the proportion of higher-value OLED panels with higher degrees of manufacturing complexity in our product mix, we have also been reducing the production level of TFT-LCD panels in recent years, including by ceasing production of such panels at, and closing several of, our manufacturing facilities. See “—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability.” In addition, we implemented a phased exit strategy for our TFT-LCD television panel manufacturing facility in China in light of TFT-LCD television panels’ higher degree of sensitivity to market volatility and oversupply in the TFT-LCD television display panel market. As part of such strategy, in September 2024, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in the China TFT-LCD Television Panel Subsidiaries. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025.

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

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment, particularly for productions involving new technologies, such as OLED. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products, overcapacity in the display industry or a significant disruption in the supply chain of raw materials, equipment and labor, we may need to reduce or delay the production of our products, resulting in lower-than-optimal capacity utilization rates. The high degree of uncertainty regarding global economic prospects resulting from global pandemics, rapid increases in policy interest rates globally to combat rising inflationary pressures, a deterioration in economic and trade relations between the United States and its trading partners (including as a result of the imposition of significant tariffs by the United States on its trading partners) which has been followed by retaliatory tariffs in some cases, escalations in trade protectionism globally, the invasion of Ukraine by Russia and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the military conflicts between Iran and other countries, including the United States and Israel, have adversely impacted and may further adversely impact global demand for our products. For example, in 2024, we adjusted the production capacity of large-sized OLED display panels downward in response to changing market conditions to improve our profitability. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry, our dependence on a limited number of suppliers or temporary disruptions in the supply chain thereof due to factors outside of our control (including military conflicts such as the ongoing invasion of Ukraine by Russia and between Iran and other countries, including the United States and Israel, natural disasters, health hazards such as the COVID-19 pandemic, civil unrest, work stoppages, strikes or other labor-related disruptions involving our key suppliers, or trade sanctions or restrictions). Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

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

We have also been subject to investigations outside of the United States, including by the European Commission, with respect to the same subject matter. We have since settled, resolved, and/or paid fines for such actual investigations brought by the relevant competition authorities. Following the European Commission’s decision, various follow-on claims were initiated in the United Kingdom by various claimants alleging damages as a result of violation of European competition laws. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville Technology Group and others (“Granville”) in the U.K. in December 2016. In February 2024, the court rendered its judgment on such follow-on damages claim against the defendants, including us. In March 2025, Granville appealed such decision, and on April 1, 2026, the Court of Appeal rendered its judgment on the appeal against the defendants. As of April 16, 2026, the amount for which we will be liable remain subject to further determination by the Court of Appeal.

In addition, in December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 16, 2026, we have not been served with the complaint from Hatzlacha.

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

We rely on debt financing to satisfy a significant portion of our cash requirements for capital investments. As of December 31, 2025, we had outstanding short-term borrowings of ~~W~~811 billion (US$561 million) and long-term debt (including current portion and prior to deducting discounts on bonds) in the amount of ~~W~~11,854 billion (US$8,206 million), consisting of ~~W~~380 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$2,350 million of U.S. dollar denominated long-term borrowings, CNY19,332 million of CNY denominated long-term borrowings and ~~W~~4,000 billion of Korean Won denominated long-term borrowings. We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

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

Our sales of display panels are denominated mainly in U.S. dollars, while our purchases of raw materials are denominated mainly in U.S. dollars and, to a much lesser extent, Chinese Yuan and Japanese Yen. The largest proportion of our expenditures on capital equipment is denominated in Korean Won and, to a lesser extent, U.S. dollars, Vietnamese Dong and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Chinese Yuan and the Korean Won, between the Japanese Yen and the Korean Won and between the Vietnamese Dong and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan, Japanese Yen and Vietnamese Dong has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar-denominated debt. A depreciation of the Korean Won against the Chinese Yuan, Japanese Yen or Vietnamese Dong increases the Korean Won cost of our Chinese Yuan-, Japanese Yen- or Vietnamese Dong-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan, Japanese Yen or Vietnamese Dong, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

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

As of December 31, 2025, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. Any deterioration in our relationship with our employees or labor unrest resulting in a work stoppage or strike may have a material adverse effect on our financial condition and results of operations.

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

Any failure on our part to comply with any present or future safety and environmental regulations could result in the assessment of damages or imposition of fines and penalties against us, suspension of production or a cessation of operations. From January 1, 2023 to December 31, 2025, we and certain of our current and former employees have received and paid aggregate fines and penalties of approximately ~~W~~25 million in connection with violations of applicable safety and environmental regulations under Korean law.

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

Since early 2025, the U.S. government has implemented a series of tariff measures that have affected our business. In April 2025, under the International Emergency Economic Powers Act of 1977 (the “IEEPA”), the U.S. President imposed a universal 10% “reciprocal” tariff on imports from all trading partners, including those with free trade agreements with the United States, along with higher country-specific rates of 25% for Korea, 125% for China (on top of a previously applicable 20% tariff) and 46% for Vietnam. Following inter-governmental negotiations and subsequent adjustments made by the U.S. government, the applicable country-specific rates with respect to these countries were generally reduced to 15% for Korea, 20% for China and 20% for Vietnam. In February 2026, the United States Supreme Court ruled that the U.S. President has no peacetime authority to impose such tariffs under the IEEPA and that the power to impose such tariffs must come from a clear congressional grant to the U.S. President. In response, on the same day the decision was published, the U.S. President issued a Proclamation “Imposing a Temporary Import Surcharge to Address Fundamental International Payments Problems,” imposing a 10% temporary import surcharge on imports from all U.S. trading partners under section 122 of the Trade Act of 1974. Such “Section 122” tariff took effect on February 24, 2026, and remains in effect for 150 days. No assurance can be provided that such tariffs will not be extended or that similar tariffs will not be imposed in the future on different grounds. While our direct exports to customers in the United States are relatively small, any such tariffs may have a material adverse effect on our downstream customers that manufacture finished products using our display panels in countries subject to such tariffs and export those products to the United States. If tariffs on the products manufactured by our downstream customers increase, the resulting price increases may reduce consumer demand for such products in the United States, which may in turn adversely affect the demand for our display panels.

Historically, tariffs have led to increased trade and political tensions. In response to tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory measures on goods produced in the United States. Political tensions and increased uncertainty as a result of actual or anticipated changes in trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. If applicable tariff rates on our products or related raw materials or components further increase, additional tariffs are imposed on a broader range of goods, or further retaliatory trade measures are taken by impacted foreign countries in response to additional tariffs, we may be required to raise our prices or incur additional expenses, which may have a material adverse impact on our business, financial condition and results of operations.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 16, 2026. The number of shares issued or sold in any subsequent offering by us or our major shareholders, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we decide with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional shares of common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

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

In addition, the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, the military conflicts between Iran and other countries, including the United States and Israel, as well as rapid increases in policy interest rates globally have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy.

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

Other developments that could have an adverse impact on Korea’s economy include:

•
declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics and higher levels of market interest rates;
•
rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;
•
political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;
•
adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including increases in tariffs) and increased uncertainties in the global financial markets and industry;
•
hostilities or political or social tensions involving countries in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;
•
hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing actions against Russia) and any resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;
•
adverse changes or volatility in foreign currency reserve levels, interest rates, inflation rates, commodity prices (including oil prices), exchange rates (including fluctuations of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan) or stock markets;
•
the occurrence of severe health epidemics, such as the COVID-19 pandemic, in Korea and other parts of the world;
•
deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;
•
the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;
•
increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;
•
deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;
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
•
a substantial decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which would likely lead to a national budget deficit as well as an increase in the Korean government’s debt;
•
financial problems or lack of progress in the restructuring of Korean business groups, other large, troubled companies, their suppliers or the financial sector;
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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea.

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, as did the United States and the European Union.

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

We launched our OLED Business Unit in June 2008 following our acquisition of LG Electronics’ active matrix OLED, or AMOLED, business in January 2008, which included inventory, intellectual property rights and employees. In 2012, we restructured our internal organization to reflect the growing importance of OLED, transferring the mobile-related OLED business to the IT/Mobile Business Division and the OLED television panel business to the Television Business Division. In December 2014, we established a separate OLED Business Division to strengthen our competitive position, and in December 2016, we further integrated our OLED capabilities across the Television Business Division, the IT Business Division and the Mobile Business Division. In December 2021, we combined the Television Business Division into a new Large Display Business Unit and combined our IT Business Division and the Mobile Business Division into a Medium-Small Display Business Unit to increase product synergies.

In order to secure and maintain competitiveness of our overall business and facilitate our sustainable growth, we have continued to engage in various activities to accelerate the transition of the focus of our overall business to OLED and restructure our TFT-LCD business. Between 2022 and 2023, we closed certain TFT-LCD fabrication facilities, including P5 (where we had produced TFT-LCD panels for notebook computers and mobile and other products), P7 (where we had produced TFT-LCD panels for televisions) and P62 (where we had produced TFT-LCD panels for notebook computers and desktop monitors), in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. We also implemented a phased exit strategy for our TFT-LCD television panel manufacturing facility in China and, in September 2024, as part of such strategy, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in the China TFT-LCD Television Panel Subsidiaries for approximately ~~W~~2.2 trillion. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. More recently, in February 2026, to further improve our overall operational efficiency and upgrade our business structure by outsourcing the in-house production of automotive display TFT-LCD modules, we entered into an agreement with Top Run Total Solution to transfer the automotive display TFT-LCD module business of LG Display Nanjing Co., Ltd., which transfer is expected to be completed in July 2026.

Our principal executive offices are located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

We have continued to develop our manufacturing process technologies and expand our production facilities. Each successive generation of our fabrication facilities has generally been designed to process larger-size glass substrates, allowing us to produce more panels and a variety of display sizes. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. In addition, due to the large number of fabrication facilities we operate, we have the flexibility to make strategic decisions based on market demand to convert existing production lines housed within a fabrication facility to manufacture display panels based on newer technologies.

As part of our ongoing expansion plans, we have constructed several manufacturing facilities for OLED panels in Korea in recent years, including our AP4 fabrication facility for plastic OLED panels for mobile and other products, which commenced mass production in July 2019. Furthermore, in response to and in anticipation of growing demand in the China market, we established a joint venture with the government of Guangzhou to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels, which was established under the name of LG Display High-Tech (China) Co., Ltd., in July 2018. We currently hold a 70% ownership interest in the joint venture and the government of Guangzhou holds the remaining 30% ownership interest, and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020. In February 2024, we completed the construction of our AP5 fabrication facility and have subsequently commenced mass production of medium-sized OLED panels at such facility. Each of our on-going expansion projects are generally subject to market conditions and any changes in our investment timetable. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Item 4.B. Business Overview

Overview

We manufacture TFT-LCD and OLED technology-based display panels in a broad range of sizes and specifications primarily for use in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions, mobile devices, including smartphones, as well as auto products, and we are one of the world’s leading suppliers of large-sized OLED television panels. We also manufacture display panels for industrial and other applications, including entertainment systems and medical diagnostic equipment. In 2025, we sold a total of 101.3 million display panels that are nine inches or larger. According to OMDIA, we had a global market share for display panels of nine inches or larger of approximately 13% and for those smaller than nine inches of approximately 16%, each based on sales revenue in 2025.

We currently operate fabrication facilities, which include separately designated sets of fabrication production lines housed in certain facilities, located in our fabrication complexes in Gumi and Paju, Korea and in Guangzhou, China. We also operate module assembly facilities in Korea and abroad. For a full description of our current facilities, see “Item 4.D. Property, Plants and Equipment—Current Facilities.”

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

Our sales were ~~W~~21,331 billion in 2023, ~~W~~26,615 billion in 2024 and ~~W~~25,810 billion (US$17,867 million) in 2025.

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

We also utilize Tandem OLED technology, which we first commercialized in 2019, in certain of our products. Tandem OLED technology utilizes multiple stacks of organic light emitting layers, which offer enhanced durability, brightness and lifespan compared to single-layer OLED panels. We have applied Tandem OLED technology to our panels for select types of auto products and IT products, including notebook computers and tablet computers.

Mass production of our plastic OLED panels for mobile and other products began at our AP3 and AP4 fabrication facilities in August 2017 and July 2019, respectively. In July 2020, we commenced mass production of large-sized OLED panels at our CO fabrication facility, located in Guangzhou, China. In February 2024, we completed the construction of our AP5 fabrication facility and have subsequently commenced mass production of medium-sized OLED panels at such facility. As for backplane technology, our large-sized OLED products are produced using oxide TFT backplane technology as compared to our smaller-sized OLED products which utilize low-temperature polycrystalline silicon (“LTPS”), or low-temperature polycrystalline oxide (“LTPO”), backplane technology, as described in greater detail below.

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

Products

We manufacture display panels of various specifications that are integrated by our customers into principally the following products:

•
IT products, which comprise notebook computers (utilizing display panels ranging from 11.6 inches to 18 inches in size), desktop monitors (utilizing display panels ranging from 15.6 inches to 51.5 inches in size) and tablet computers (utilizing display panels ranging from 7.85 inches to 13 inches in size);
•
Televisions, which utilize display panels in various sizes ranging from 22.3 inches to 98 inches in size;
•
Mobile and other products, which utilize a wide array of display panel sizes, including smartphones and other types of mobile phones and industrial and other applications, such as entertainment systems and medical diagnostic equipment; and
•
Auto products, which utilize a variety of display panel sizes ranging from 6.1 inches to 38.9 inches in size.

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

IT Products

Our panels for IT products comprise display panels for notebook computers (ranging from 11.6 inches to 18 inches in size), desktop monitors (ranging from 15.6 inches to 51.5 inches in size) and tablet computers (display panels ranging from 7.85 inches to 13 inches in size). Revenue from sales of our IT product panels was ~~W~~7,853 billion, or 36.8% of our total revenue, in 2023, ~~W~~9,420 billion, or 35.4% of our total revenue, in 2024 and ~~W~~9,509 billion (US$6,583 million), or 36.8% of our total revenue, in 2025. In 2025, our principal products in terms of sales revenue in this category included panels of various sizes ranging from 13 inches to 16.0 inches for notebook computers, 21.5 inches to 27 inches for desktop monitors and 10.86 inches to 13 inches for tablet computers.

The overall demand for IT products generally declined in 2023, primarily due to a general decrease in consumer consumption levels due in part to rising inflation and interest rates and economic volatility and uncertainty globally. However, in 2024, the IT market experienced a rebound, mainly driven by increased demand for low-cost IT products and growth in emerging markets, and our revenue from this segment was further boosted by the commencement of mass production of medium-sized OLED panels at our AP5 facility. In 2025, demand continued to grow, which was primarily attributable to an increase in demand for notebook computers as products purchased during the peak of the COVID-19 pandemic reached their replacement cycles, as well as increased replacement demand associated with the Windows 10 end-of-support transition. Demand for desktop monitors remained relatively stable in 2025 compared to 2024, as weaker sales in developed markets were largely offset by solid demand for gaming products and new models in emerging markets.

Televisions

Our television display panels range from 22.3 inches to 98 inches in size. We began mass production of television display panels in 2001. Our sales of display panels for televisions were ~~W~~4,331 billion, or 20.3% of our total revenue, in 2023, ~~W~~5,973 billion, or 22.4% of our total revenue, in 2024 and ~~W~~4,791 billion (US$3,317 million), or 18.6% of our total revenue, in 2025. In 2025, our principal products in this category in terms of sales revenue consisted of display panels of sizes between 55 inches and 77 inches. Our sales of television display panels, which had historically been our largest product category by revenue in prior years, have been affected by our strategic decision to reduce and ultimately cease all of our production of TFT-LCD television display panels (which had historically comprised a substantial majority of our television display panels) in response to weakening market demand and intensifying price competition. In 2022, we reduced our production capacity of TFT-LCD panels for televisions at our manufacturing facilities in China and ceased production at, and closed, our P7 facility (where we had produced TFT-LCD panels for televisions) in December 2022, in light of our continued efforts to increase the proportion of OLED television panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. We also implemented a phased exit strategy for our TFT-LCD television panel manufacturing facility in China and, in September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, entered into an agreement with TCL CSOT to dispose of our entire equity interest in the China TFT-LCD Television Panel Subsidiaries. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025, and we have fully discontinued the production of TFT-LCD television panels and are currently focusing on ultra-large OLED television panels and premium business-to-consumer products.

Consumer demand for both TFT-LCD and OLED televisions decreased in 2023 due in part to the tapering of the temporary surge in demand for such products caused by the COVID-19 pandemic. Additionally, products purchased during the peak of the pandemic had not yet reached their replacement cycles, and there was a prolonged general decrease in consumer consumption levels due to rising inflation and interest rates and economic volatility and uncertainty globally. In 2024, while the overall television market conditions continued to remain weak amid continued economic volatility and uncertainty in many parts of the world and intensifying competition between OLED and mini-LED technologies, our revenue from television display panels increased due to our strategic focus on diversifying our product mix and increasing the proportion of gaming OLED and ultra-large display panels. In 2025, while the global television market remained relatively flat amid increased macroeconomic uncertainty and intensified price competition in TFT-LCD technologies, adoption of high-end display technologies such as OLED and mini-LED continued to increase, particularly in premium products offered by global television manufacturers. Against this backdrop, our revenue from television display panels decreased due to a significant decline in our TFT-LCD panel production following the sale of the China TFT-LCD Television Panel Subsidiaries in April 2025, which more than offset increased OLED panel production supported by stable demand from key customers.

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

The market for smartphones recorded negative growth in 2023 and 2024 mainly due to a prolonged decline in demand for smartphones as a result of geopolitical conflicts, rising inflation and interest rates and economic volatility and uncertainty globally, as well as the high penetration rate of smartphones, according to Counterpoint Technology Market Research. In 2025, the smartphone market experienced modest growth, driven primarily by increased demand in China and certain emerging markets; however, overall growth remained constrained due to market saturation, extended device replacement cycles and the continued expansion of the secondary handset market. Revenue from sales of our display panels for mobile and other products were ~~W~~7,071 billion, or 33.1% of our total revenue, in 2023, ~~W~~8,782 billion, or 33.0% of our total revenue, in 2024 and ~~W~~9,132 billion (US$6,322 million), or 35.4% of our total revenue, in 2025. In 2025, sales of panels for smartphones constituted a majority in terms of both sales revenue and sales volume in the mobile and other products category. In recent years, we have increased the proportion of OLED panels (including plastic OLED panels) for mobile and other products that command relatively higher prices in our product mix.

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

Auto products

We produce a variety of display products based on OLED and TFT-LCD technologies in various sizes and shapes for auto products. We are further developing innovative new products and technologies for auto products, including ultra-large pillar-to-pillar displays and OLED curved displays, both of which are currently in mass production, as well as switchable privacy OLED and TFT-LCD displays, for both of which core technologies have been secured, and infrared camera under-display panels and slidable display designs that are under development. Our panels for auto products range from 6.1 inches to 38.9 inches in size. Our sales of display panels for auto products were ~~W~~1,999 billion, or 9.4% of our total revenue, in 2023, ~~W~~2,281 billion, or 8.6% of our total revenue, in 2024 and ~~W~~2,136 billion (US$1,479 million), or 8.3% of our total revenue, in 2025. In 2025, our principal products in this category in terms of sales revenue consisted of display panels of sizes between 8 inches and 16 inches. Our panels for auto products are designed and manufactured to the specifications of our customers, which mainly consist of leading global automobile manufacturers. From 2023 to 2024, the demand for automotive panels experienced gradual growth, driven by the recovery of the automobile market and increasing adoption of display panels, partly due to a recovery in demand for automobiles following the COVID-19 pandemic. Our revenue also grew during this period, supported by the increasing share of premium displays based on OLED and LTPS technologies as well as the trend toward larger display sizes. In 2025, global automobile sales continued to grow across most regions, and the automotive display panel market expanded further as the adoption of in-vehicle display panels continued to increase. Our revenue in this segment declined primarily due to a decrease in demand in the downstream automobile market, driven by intensifying competition from Chinese electric vehicle manufacturers. In recent years, we have been focusing on developing and manufacturing differentiated OLED automotive display panels to address the growth of software-defined vehicles and the development of autonomous driving technology.

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end‑brand customers together accounted for a significant majority of our sales in each of 2023, 2024 and 2025. Of our top ten end-brand customers, two of them each accounted for more than 10% of our sales on an individual basis for each of the past three years. For example, sales to LG Electronics, including as a system integrator, amounted to approximately 16%, 14% and 13% of our sales in 2023, 2024 and 2025, respectively.

In addition to our top ten end-brand customers, we sell a portion of our display panels to a variety of other manufacturers of computers and electronic products.

The following table sets forth for the years indicated the geographic breakdown of our sales based on the location of our customers.

	Year ended December 31,
		2023		2024			2025
	Sales		%	Sales		%		Sales		Sales (3)%
	(in billions of Won and millions of US$, except for percentages)
Korea	~~W~~	634	3.0%	~~W~~	1,007	3.8%	~~W~~	990	US$	685	3.8%
China		14,704	68.9		18,150	68.2		16,592		11,486	64.3
Asia (excluding China) (1)		2,398	11.3		3,228	12.1		4,541		3,144	17.7
Americas (2)		2,080	9.7		2,283	8.6		1,970		1,364	7.6
Europe		1,515	7.1		1,947	7.3		1,717		1,188	6.6
Total (3)	~~W~~	21,331	100.0%	~~W~~	26,615	100.0%	~~W~~	25,810	US$	17,867	100.0%

(1)
Includes Oceania, Africa and the Middle East.
(2)
Includes North and South America.
(3)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

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

In 2025, and historically, the majority of our sales were generated from transactions pursuant to purchase orders on an ongoing basis from our global customers. Typically, our end-brand customers or their designated system integrators place purchase orders with us a few weeks prior to delivery. Generally, the head office of an end-brand customer provides us with advance rolling forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. However, the volume and pricing of our display panel products are generally influenced by various factors including market conditions, such as competition with other vendors, the complexity of product specifications and the labor and technology involved in the design and production processes.

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

Competition

The display panel industry is highly competitive. Due to the capital intensive nature of the display panel industry and the high production volumes required to achieve economies of scale, the international market for display devices is characterized by significant barriers to entry, but the competition among the relatively small number of major producers is intense. In the case of TFT-LCD panel manufacturers, currently almost all of them are located in Asia, and we compete principally with manufacturers from Korea, Taiwan, China and Japan. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Asia, particularly in China. The market share of Chinese manufacturers in the global TFT-LCD display market has significantly increased in recent years primarily due to their large investments in production facilities and production of large volumes of lower-priced panels with the support of the Chinese government as part of its efforts to encourage Chinese consumers to purchase domestically manufactured products. Chinese display panel manufacturers have also been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, has continued to make capital investments aimed at expanding its OLED production capabilities across multiple manufacturing facilities in China, including in Chengdu and other regions. Moreover, Samsung Display, one of our primary competitors based in Korea, has continued making significant capital investments in a new OLED manufacturing facility in Asan, Korea. Increased production capacity resulting from such investments as well as additional investments by our competitors in China and elsewhere may result in further intensified competition.

The principal elements of competition for customers in the display panel market include:

•
product portfolio range and availability;
•
product specifications and performance;
•
price;
•
capacity allocation and reliability;
•
customer service, including product design support; and
•
logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•
Samsung Display in Korea;
•
AU Optronics and Innolux in Taiwan;
•
Sharp in Japan; and
•
BOE, TCL CSOT and HKC in China.

According to OMDIA, in 2025, Korean display panel manufacturers had a market share of 18% of the 9-inch or larger display panel market based on revenue, Chinese manufacturers had 63%, Taiwanese manufacturers had 15% and Japanese manufacturers had 4%. Our market share of the 9-inch or larger panel market based on revenue was approximately 13%. Also according to the same source, in 2025, Korean display panel manufacturers had a market share of 47% of the smaller than 9-inch display panel market based on revenue, Chinese manufacturers had 42%, Taiwanese manufacturers had 7% and Japanese manufacturers had 4%. Our market share of the smaller than 9-inch display panel market based on revenue was approximately 16%.

Components, Raw Materials and Suppliers

Components and raw materials accounted for approximately 55%, 57% and 58% of our cost of sales in 2023, 2024 and 2025, respectively. The key components and raw materials of our display products include glass substrates, driver integrated circuits and polarizers used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products, and hole transport materials and emission materials used in our OLED products. We source these components and raw materials from outside sources, although, unlike many other display panel manufacturers, we produce a substantial portion of the color filters we use. With respect to glass substrates, Paju Electric Glass Co., Ltd., a joint venture company in which we own a 40% equity interest, provides us with a stable supply at competitive prices.

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

Historically, we have relied on a small number of overseas vendors for equipment purchases, but in recent years, we have diversified and localized our equipment purchases by shifting some of our purchases to Korean vendors. As a result of such efforts, most of our equipment for our facilities in Korea in 2025 was purchased from Korean vendors on an invoiced basis.

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

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facilities in Gumi and Paju, Korea, for up to ~~W~~2.5 trillion in the aggregate, and for our panel fabrication facilities located in Guangzhou, China for up to CNY 12.2 billion in the aggregate. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabrication facilities, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, aviation product liability and world-wide cargo insurance. Our dormitories in Gumi and Paju, Korea, have fire insurance coverage for up to approximately ~~W~~1.0 trillion in the aggregate. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas manufacturing subsidiaries also carry property insurance, business interruption insurance and commercial general liability insurance.

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

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect in July 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams. For the more efficient operation of our waste water treatment equipment, we have also entered into an agreement with Suviol for the operation of our water treatment system.

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

As part of our efforts to establish and operate environmental-friendly energy management systems at our domestic and overseas fabrication facilities and production plants, we have received the International Organization for Standardization (“ISO”) 14001 (environmental management system) and ISO 50001 (energy management system) certifications for all of our domestic and overseas production sites. In 2022, we achieved the Gold rating for Zero Waste to Landfill (“ZWTL”) for our Paju and Gumi facilities and the Platinum rating for our Nanjing facility. Through ongoing efforts to improve our recycling rate, our Paju facility achieved a Platinum rating in June 2024 and maintained its Platinum rating following the 2025 reassessment in July 2025. Our Gumi facility achieved a Platinum rating in July 2025, and our Guangzhou facility achieved a Platinum rating in December 2024. In November 2025, we achieved the Gold rating for our Vietnam facility, completing ZWTL certification for all of our production sites. Furthermore, in accordance with the Korean government’s waste management policy, we introduced a resource recycling certification program in 2022 and have obtained circular resource certification for a number of our waste materials. We continue to maintain these certifications through annual verification and ongoing improvement activities and intend to further strengthen our resource recycling program by minimizing waste generation and maximizing recycling rates.

In addition, we are continually pursuing ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognitions for our eco-friendly management and share relevant information with our stakeholders.

In 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology, which reduces carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency based in Germany, for excellence in resource circulation and compliance with Waste Electrical and Electronic Equipment (WEEE) regulations and the non-use of specific hazardous substances in our OLED television display panels, plastic OLED mobile and smartwatch display products, OLED tablet display panels and TFT-LCD panels for IT products. In 2022, we became the first company in the industry to receive the SGS Eco Label accreditation from SGS, a global product testing and certification agency, for our automotive display products utilizing plastic OLED and low-temperature polycrystalline silicon LCD. This recognition was awarded for reducing the power consumption of such products by enhancing the luminous efficiency of their organic elements, improving their liquid crystal transmittance rates, and minimizing hazardous substances. In 2024, this accreditation was updated to the “SGS EEPS accreditation.”

In 2023, we received the SGS Eco Label accreditation for our high-end LCD display panels for certain IT products (27 inches or smaller in size) applying recycled materials for the first time and was the first in the industry to receive such accreditation for our 30-inch and 55-inch transparent display products applying hazardous substance reduction technology. We also received the SGS Performance Mark accreditation for our commercial display products applying energy consumption reduction technology and for our high-end IT display products (27 inches or smaller in size) for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance. In addition, we received the SGS performance accreditation for our IT display products applying antibacterial films.

In addition, we received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, in 2023 for our high-end IT display products (27-inch or smaller in size) for achieving a reduction in carbon emissions through the application of recycled materials and low energy consumption technologies. Our OLED panels for auto products also received the same certification for achieving a reduction in carbon emissions through the application of light-control film integration technology. In 2024, our 14-inch high-end LCD display panel for notebook computers received the Product Carbon Footprint Reduction (PCR) certification from TÜV Rheinland through the application of bio-plastics, recycled materials and ultra-precision micro-processing technology. Additionally, after verification by Underwriters Laboratories (UL), a global inspection and certification agency, such display panel also received the Environmental Claim Validation (ECV) certification.

In 2025, we obtained the Product Carbon Footprint Calculation Method certification from TÜV Rheinland, reflecting our establishment of a system to evaluate carbon emissions generated throughout the entire product life cycle based on international standards and our proprietary evaluation methodology optimized for display panels, as well as an IT system for calculating product carbon footprints. In the same year, after enhancing and replacing PFAS-containing components in certain LCD panels for notebook computers, we obtained the SGS ECCS Mark – PFAS Screened.

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

From time to time, we have pursued a number of joint venture initiatives. For example, in September 2012, we entered into a joint venture agreement with Guangzhou GET Technologies Development Co., Ltd., or GET Tech, and Shenzhen SKYWORTH-RGB Electronic Co., Ltd., or Skyworth, to establish LG Display (China) Co., Ltd., which owned and operated our CA fabrication facility in Guangzhou, China. We initially acquired a 70.0% equity interest in LG Display (China) and invested a total of approximately US$927 million over a period of two years from the date of incorporation of LG Display (China). Each of GET Tech and Skyworth initially owned a 20.0% and 10.0% equity interest in LG Display (China), respectively. However, as part of our strategic shift to focus on OLED panels, we recently disposed of our equity interest in LG Display (China). In connection with such transaction, we first acquired Skyworth’s 10% equity interest in the company and subsequently entered into a sale agreement with TCL CSOT in September 2024 to dispose of our entire 80% equity interest in LG Display (China). Following the completion of the sale, LG Display (China) was excluded from the scope of our consolidated subsidiaries effective April 1, 2025. See “—Products—Televisions.” In addition, in July 2018, we established and acquired a 69% ownership interest in a joint venture with the government of Guangzhou, LG Display High-Tech (China) Co., Ltd., to construct our new CO fabrication facility to manufacture next generation large-sized OLED panels in Guangzhou, China. We currently own a 70% equity interest in LG Display High-Tech (China) Co., Ltd., and we commenced mass production of large-sized OLED panels at the CO fabrication facility in July 2020.

We intend to continue to seek strategic acquisition and joint venture opportunities and conduct feasibility studies with respect to establishing new manufacturing subsidiaries in strategic locations to deepen our market penetration, achieve economies of scale, increase our customer base, expand our geographical reach and reduce costs.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of December 31, 2025:

Subsidiary	Main Activities	Jurisdiction of Organization	Date of Organization	Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG Display Taiwan Co., Ltd.	Sales	Taiwan	April 1999	100%	100%
LG Display America, Inc.	Sales	U.S.A.	September 1999	100%	100%
LG Display Japan Co., Ltd.	Sales	Japan	October 1999	100%	100%
LG Display Germany GmbH	Sales	Germany	October 1999	100%	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	July 2002	100%	100%
LG Display Shanghai Co., Ltd.	Sales	China	January 2003	100%	100%
LG Display Shenzhen Co., Ltd.	Sales	China	July 2007	100%	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	November 2008	100%	100%
LG Display Yantai Co., Ltd.	Manufacturing	China	March 2010	100%	100%
L&T Display Technology (Fujian) Ltd.	Manufacturing and sales	China	December 2009	51%	51%
Nanumnuri Co., Ltd.	Managing welfare facilities	Korea	March 2012	100%	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	March 2014	100%	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	December 2009	100%	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	April 2015	100%	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	May 2016	100%	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	July 2016	100%	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A.	May 2018	100%	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	July 2018	70%	70%

N.B. See Note 1(b) of the notes to our financial statements for changes to our subsidiaries during the year ended December 31, 2025.

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plants and Equipment

Current Facilities

The following table sets forth the size, location and primary use of our current fabrication facilities.

Fabrication Facility	Generation(1)	Mass Production Commencement		Location	Gross Floor Area (in square meters)		Primary Types of Panels Produced
Korea
P62 (2)	6	April 2009		Gumi, Korea	—		TFT-LCD for IT products
AP3	6	February 2014		Gumi, Korea	288,634		Plastic OLED for mobile and other products
P8 (3)	8	March 2009		Paju, Korea	506,895		TFT-LCD for commercial displays and IT products
OP1 (4)	8	January 2013		Paju, Korea	See P8 above		OLED for television and IT products
P9 (5)	8	June 2012		Paju, Korea	534,777		TFT-LCD for IT products
AP4 (6)	6	July 2019		Paju, Korea	See P9 above		Plastic OLED for mobile and other products
AP5	6	February 2024	(7)	Paju, Korea	915,482	(8)	Glass OLED and plastic OLED for IT products and other applications

Overseas
CO	8	July 2020		Guangzhou, China	426,139		OLED for television

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

Facility	Gross Floor Area (in square meters)		Mass Production Commencement
R&D Center	69,871		Not applicable (opened in April 2012)
Gumi assembly facility	301,779		January 1995
Nanjing assembly facility (1)	159,448		May 2003
Paju assembly facility	225,093		January 2006
Guangzhou assembly facility	89,517	(2)	December 2007
Yantai assembly facility	45,170		May 2010
Haiphong assembly facility	358,787		July 2017

(1)
More recently, in February 2026, to further improve our overall operational efficiency and upgrade our business structure by outsourcing the in-house production of automotive display TFT-LCD modules, we entered into an agreement with Top Run Total Solution to transfer the automotive display TFT-LCD module business of LG Display Nanjing Co., Ltd., which transfer is expected to be completed in July 2026.
(2)
The gross floor area for this facility excludes the floor area attributable to the module assembly facility relating to TFT-LCD television panels, which we disposed of as part of the sale of the related businesses to TCL CSOT.

Capital Expenditures

In July 2017, we announced plans to make investments in an aggregate amount of up to ~~W~~7.8 trillion mainly in new large-sized and plastic OLED production lines in Paju, Korea. In July 2019, we announced plans to make additional investments of ~~W~~3.0 trillion in the previously announced new large-sized OLED production lines. Certain of such investments have already been completed with respect to plastic OLED panels and we commenced mass production of such panels in July 2019. However, our scheduled investments in large-sized OLED panels pursuant to the July 2017 and July 2019 announcements have been extended until the first quarter of 2028 due in part to increased uncertainties in the global economic environment. We are in the process of developing and assessing the specifics of such planned investments, including the timing. In August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our AP5 fabrication facility located within such complex in February 2024 and have subsequently commenced mass production of medium-sized OLED panels at such facility. In June 2025, we announced plans to invest approximately ~~W~~1.3 trillion in next-generation OLED technologies and infrastructure, primarily at our fabrication complex in Paju, Korea, and such investment is currently in progress. In addition, on April 22, 2026, we announced plans to make investments in an aggregate amount of ~~W~~1.1 trillion in new facilities for the purpose of enhancing our technological competitiveness and strengthening our basis for growth through the advancement of OLED technologies, with an expected completion date of June 30, 2028.

We currently expect that, in 2026, our total capital expenditures on a cash out basis will be higher compared to 2025 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Item 4A. UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A. Operating Results

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Over the past decade, the display industry has been undergoing a transition from TFT-LCD panels to alternative display panels based on newer technologies, primarily OLED panels. While TFT-LCD panels account for a majority of the products supplied in the overall display industry, OLED technology is widely seen in the display industry as the successor technology to TFT-LCD technology and has continually gained wider market acceptance for use in display panels over the past decade. With respect to the TFT-LCD industry, sales volume decreased from 2,706 million units in 2012 to 2,526 million units in 2025, and market revenue decreased from US$92 billion to US$81 billion during the same period according to OMDIA. With respect to the OLED industry, sales volume significantly increased from 188 million units in 2012 to 1,063 million units in 2025, and market revenue also significantly increased from US$7 billion to US$52 billion during the same period, also according to OMDIA.

Currently, small-sized panels for use in mobile devices such as smartphones make up the bulk of the OLED panel market, accounting for approximately 83% of industry revenue from global sales of OLED panels in 2025. While the OLED market has historically been significantly smaller than the TFT-LCD market, we believe that the market has been evolving steadily as OLED panels have continued to achieve broader adoption across a wider range of applications and sizes, supported by technological advances and improvements in manufacturing efficiency. We have been engaged in the development and commercialization of OLED technology for over a decade and have accumulated experience in the mass production of OLED panels across various product categories. In recent years, we have significantly expanded our investment and production capabilities to support the commercialization of OLED panels at scale. For example, in August 2021, we announced plans to make investments in an aggregate amount of up to ~~W~~3.3 trillion in a new fabrication complex in Paju, Korea, P10, which will be used for the production of small- and medium-sized OLED panels. We completed the construction of our AP5 fabrication facility located within such complex in February 2024, and have subsequently commenced mass production of medium-sized OLED panels at such facility. In June 2025, we announced plans to invest approximately ~~W~~1.3 trillion in next-generation OLED technologies and infrastructure, primarily at our fabrication complex in Paju, Korea, and such investment is currently in progress. In addition, on April 22, 2026, we announced plans to make investments in an aggregate amount of ~~W~~1.1 trillion in new facilities for the purpose of enhancing our technological competitiveness and strengthening our basis for growth through the advancement of OLED technologies, with an expected completion date of June 30, 2028. At the same time, we have been strategically reducing the production level of our TFT-LCD panels, including through the disposal of our equity interest in our Chinese subsidiaries engaged in the manufacturing of TFT-LCD panels and modules for televisions. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. See “Risk Factors — Risks Relating to Our Industry — A global economic downturn may result in reduced demand for our products and adversely affect our profitability.”

While the display industry has shown periods of rapid growth in the past, it has also experienced business cycles with significant and rapid price declines from time to time. Historically, display panel manufacturers have increased display area fabrication capacity rapidly at times. Capacity expansion occurs especially rapidly when several manufacturers ramp-up new factories at the same time. Recently, Chinese display panel manufacturers have been increasingly making capital investments in OLED technology, especially with respect to small- and mid-sized OLED display panels. For example, BOE, China’s largest display panel manufacturer, has continued to make capital investments aimed at expanding its OLED production capabilities across multiple manufacturing facilities in China, including in Chengdu and other regions. Moreover, Samsung Display, one of our primary competitors based in Korea, has been making significant capital investments in a new OLED manufacturing facility in Asan, Korea. During periods of surges in the rate of supply growth, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margin. In addition, regardless of relative capacity expansion, we expect average selling prices of our existing products to decline as the cost of manufacturing declines due to technology advances and component cost reductions. Conversely, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for display panels in some past periods.

According to OMDIA, the display industry for panels that are nine inches or larger expanded in 2025 compared to 2024, with total market revenue increasing from approximately US$71 billion in 2024 to US$72 billion in 2025. The average selling price of those panels decreased during the same period by approximately 4% from approximately US$80 in 2024 to US$76 in 2025. Moreover, according to OMDIA, the display industry for panels that are smaller than nine inches contracted in 2025 compared to 2024, with total market revenue decreasing from US$65 billion in 2024 to US$63 billion in 2025. The average selling price of those panels decreased during the same period by approximately 3% from approximately US$23 in 2024 to US$22 in 2025. We believe that these decreases in the average selling prices of display panels were partly attributable to intensified competition in the display panel industry.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging, high-end product categories. As part of our strategy, we have been proceeding with additional investments to secure future technological competitiveness through timely development of new OLED technologies and related infrastructure, as well as upgrading and converting existing facilities and production lines to produce differentiated specialty display panels that command higher premiums. See “Item 4.D. Property, Plants and Equipment—Capital Expenditures.”

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

Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have materially and adversely affected the global economy and financial markets. Such uncertainties have been, and continue to be, exacerbated by, among other things, a deterioration in economic and trade relations between the United States and its trading partners (including as a result of the imposition of significant tariffs by the United States on its trading partners) which has been followed by retaliatory tariffs in some cases, escalations in trade protectionism globally, Russia’s invasion of Ukraine and ensuing sanctions against Russia, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the military conflicts between Iran and other countries, including the United States and Israel. See “Item 3.D. Risk Factors—Risks Relating to Our Industry—A global economic downturn may result in reduced demand for our products and adversely affect our profitability” and “Item 3.D. Risk Factors—Risks Relating to Our Company—Earthquakes, tsunamis, floods, severe health epidemics and other natural calamities could materially adversely affect our business, results of operations or financial condition.” We cannot provide any assurance that demand for our products can increase or be sustained at current levels in future periods, or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability.

Manufacturing Productivity and Costs

We seek to continually enhance our manufacturing productivity and thereby reduce the cost of producing each panel. Over the years, we have expanded our production capacity by investing in fabrication facilities that can process larger-size glass substrates, which allows us to improve manufacturing efficiency and produce more panels and a variety of display sizes to accommodate evolving business and consumer demands. The following table shows the input substrate size, initial design capacity and year-end input capacity as a result of ramp-up for each of our fabrication facilities as of the dates indicated:

	Primary Input Substrates Size	Year-end Input Capacity(1)
Facility	(in millimeters)	2023		2024		2025
		(in thousands of input substrates per month)
AP3	1,500 x 1,850	29		37		37
AP4	1,500 x 1,850	45		47		47
AP5	1,500 x 1,850	N/A	(3)	17		15
OP1	2,200 x 2,500	39		58		35
P62(2)	1,500 x 1,850	N/A	(3)	N/A	(3)	N/A	(3)
P8	2,200 x 2,500	102		103		86
P9	2,200 x 2,500	70		70		69
CA(4)	2,200 x 2,500	114		190		N/A	(3)
CO	2,200 x 2,500	65		75		91

(1)
Year-end input capacity is the total input substrates for the month that had the highest monthly input substrates during the fiscal year.
(2)
We ceased production at, and closed, the P62 fabrication facility in June 2023.
(3)
N/A means not applicable.
(4)
In September 2024, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in LG Display (China) Co., Ltd., the company that owned and operated our CA fabrication facility. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025.

Our cash outflows for capital expenditures amounted to ~~W~~3,483 billion in 2023, ~~W~~2,130 billion in 2024 and ~~W~~1,348 billion (US$933 million) in 2025. Such capital expenditures related mainly to our investments in production facilities for medium-sized and plastic OLED panels and our ongoing efforts to secure future technological competitiveness through timely development of new OLED technologies and related infrastructure. Capital expenditures were also incurred for the acquisition of new equipment during the same period. Our depreciation expense as a percentage of revenue decreased from 17.0% in 2023 to 16.2% in 2024 and to 14.1% in 2025. Such decrease in 2025 compared to 2024 was a result of a relatively larger decrease in our depreciation expense compared to the decrease in our revenue. We currently expect that, in 2026, our total capital expenditures on a cash out basis will be higher compared to 2025 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. Such expected capital expenditures are subject to periodic assessment, and we cannot provide any assurance that such expected capital expenditures may not change materially after assessment.

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

Our cost reduction efforts in recent years also include our decision to substantially reduce the production of TFT-LCD panels in Korea and China in light of the continued overcapacity in the global TFT-LCD market and capital investments by other suppliers, particularly from China. Between 2022 and 2023, we closed certain TFT-LCD fabrication facilities, including P5 (where we had produced TFT-LCD panels for notebook computers and mobile and other products), P7 (where we had produced TFT-LCD panels for televisions) and P62 (where we had produced TFT-LCD panels for notebook computers and desktop monitors), in light of our continued efforts to increase the proportion of OLED panels in our product mix and the production capacity for such panels and further reduce our production level of TFT-LCD panels, which we believe to be relatively more sensitive to market conditions and generally allow for fewer opportunities for product differentiation. In September 2024, as part of our efforts to accelerate the ongoing shift in our strategic direction to focus on OLED panels, we entered into an agreement with TCL CSOT to dispose of our entire equity interest in the China TFT-LCD Television Panel Subsidiaries, which engaged in TFT-LCD panel manufacturing and TFT-LCD module manufacturing for televisions, for approximately ~~W~~2.2 trillion. Following the completion of the sale, these entities were excluded from the scope of our consolidated subsidiaries effective April 1, 2025. Assets and liabilities relating to such subsidiaries were accounted for as assets and liabilities held for sale in our consolidated statements of financial position as of December 31, 2024. See Note 1(c) of the notes to our financial statements for further discussion. In addition, we launched a voluntary retirement program in late 2023 for our manufacturing personnel in Korea, in late 2024 for our non-manufacturing personnel and in late 2025 for both manufacturing and non-manufacturing personnel, in each case to optimize the size of our workforce, partly in connection with the reduced production of TFT-LCD panels as mentioned above. More recently, in February 2026, to further improve our overall operational efficiency and upgrade our business structure by outsourcing the in-house production of automotive display TFT-LCD modules, we entered into an agreement with Top Run Total Solution to transfer the automotive display TFT-LCD module business of LG Display Nanjing Co., Ltd., which transfer is expected to be completed in July 2026.

The above factors play significant roles in our efforts to manage our cost of sales per square meter of net display area, which is derived by dividing total costs of sales by total square meters of net display area shipped. Our cost of sales per square meter of net display area increased by 33.7% in 2025 compared to 2024, mainly due to changes in our product mix following the discontinuation of our TFT-LCD television panel production upon the sale of the China TFT-LCD Television Panel Subsidiaries in April 2025. As shipments of large-sized TFT-LCD television panels, which generally have a lower cost of sales per square meter, decreased significantly, and shipments of smaller-sized OLED panels, which require more expensive raw materials and are generally more costly to manufacture, accounted for a greater proportion of our products in 2025, our cost of sales per square meter of net display area increased. The increase was also partly attributable to the continued overall depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our purchases of raw materials and components are denominated, during 2025. Our cost of sales per square meter of net display area decreased by 10.5% in 2024 compared to 2023, mainly due to the increased production efficiency of our manufacturing processes and our implementation of various cost reduction measures, which were partially offset by an overall depreciation of the Korean won against the U.S. dollar during 2024.

Product Mix

Our product mix reflects our strategic capacity allocation among various product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different markets and size categories. In recent years, we believe market demand has been shaped by a shift toward differentiated specialty products based on newer technologies, including OLED technology, especially in the display panel markets for Ultra HD televisions as well as various types of IT products and mobile and other products. In response to such market trends, we have increased our production capacity and sales of OLED panels, which accounted for 61% of our revenue in 2025, and have also developed and commercialized differentiated specialty products for a variety of applications. For example, with respect to our television display panel product portfolio, the proportion of sales of our television panels equipped with OLED technology increased between 2023 and 2025, and we have introduced various new products utilizing our differentiated technologies and features, such as Ultra HD and our next-generation “META” technologies, as well as large-sized display panels for gaming OLED monitors (which are included in our television display panel segment) featuring high resolutions, rapid response times, fast refresh rates, curved designs and other advanced performance features, in recent years. In addition, with respect to our IT products, we have expanded our product portfolio to offer desktop panels with Full HD and higher resolutions in a variety of screen aspect ratios and form factors. In recent years, we have also introduced and expanded our product offerings of panels for IT products utilizing OLED technology as well as AH-IPS technology with increasingly higher resolution and other features, and panels for smartphones, automotive products and wearable devices utilizing plastic OLED technology.

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

The following table sets forth our revenue by product category for the years indicated and revenue in each product category as a percentage of our total revenue:

	Year ended December 31,
	2023			2024			2025
	Sales		%	Sales		%	Sales		Sales (1)%
Panels for:	(in billions of Won and millions of US$, except for percentages)
Televisions	~~W~~	4,331	20.3%	~~W~~	5,973	22.4%	~~W~~	4,791	US$	3,317	18.6%
IT Products(2)		7,853	36.8		9,420	35.4		9,509		6,583	36.8
Mobile and other products(3)		7,071	33.1		8,782	33.0		9,132		6,321	35.4
Auto Products		1,999	9.4		2,281	8.6		2,136		1,479	8.3
Sales of goods	~~W~~	21,254	99.6%	~~W~~	26,456	99.4%	~~W~~	25,568	US$	17,700	99.1%
Royalties and others		77	0.4		159	0.6		242		167	0.9
Revenue	~~W~~	21,331	100.0%	~~W~~	26,615	100.0%	~~W~~	25,810	US$	17,867	100.0%

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)
Comprises notebook computers, desktop monitors and tablet computers.
(3)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems and medical diagnostic equipment.

The following table sets forth our sales volume by product category for the years indicated and as a percentage of our total panels sold:

	Year ended December 31,
	2023		2024		2025
Panels for	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Televisions	13,932	7.2%	20,512	9.1%	10,498	4.7%
IT Products(1)	78,176	40.2	81,554	36.1	78,571	35.5
Mobile and other products(2)	84,855	43.6	103,803	46.0	113,826	51.6
Auto Products	17,414	9.0	19,745	8.8	18,153	8.2
Total	194,377	100.0%	225,614	100.0%	221,048	100.0%

(1)
Comprises notebook computers, desktop monitors and tablet computers.
(2)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems and medical diagnostic equipment.

Average Selling Prices

Our product mix has an impact on our average selling prices. In addition to business cycles, industry-wide supply and demand balances and other market- or industry-wide variables, our product cost and price vary with the product display area, as well as the technology and specification of such product. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. The overall average selling price of our display panels can fluctuate significantly. Our average selling price per panel, which is derived by dividing total sales of goods by the total number of panels sold, increased by 7.3% from ~~W~~109 thousand in 2023 to ~~W~~117 thousand in 2024, but slightly decreased by 0.9% to ~~W~~116 thousand (US$80) in 2025.

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

In 2025 compared to 2024, our average selling price decreased slightly, mainly due to changes in our product mix following the discontinuation of our TFT-LCD television panel production as discussed above. As we discontinued production of TFT-LCD television panels and increased the proportion of panels for mobile and other applications, which are typically smaller in size and generally sold at a lower price per panel compared to panels for televisions, IT and automotive products, our average selling price decreased. The decrease was also partly attributable to a decline in the average selling price for mobile and other applications, which primarily reflected changes in product mix within the mobile and other applications segment, including a higher proportion of panels with comparatively lower average selling prices, as well as continued pricing pressure in certain end markets. The impact of such changes was offset in part by a significant increase in the average selling price of television panel products, which was mainly attributable to our continued efforts to focus on and increase sales of higher-priced OLED television panels, as well as increases in the average selling prices of IT and automotive panel products, primarily reflecting a higher proportion of higher-end and differentiated products in these product segments and the overall depreciation of the Korean won against the U.S. dollar during 2025, in which substantially all of our sales are denominated.

The following table sets forth our average selling price per panel by markets for the years indicated:

	Average Selling Price(1)
	Year ended December 31,
	2023		2024		2025(2)
	(in thousands, except for US$)
Televisions	~~W~~	311	~~W~~	291	~~W~~	456	US$	316
IT Products(3)		100		116		121		84
Mobile and other products (4)		83		85		80		55
Auto Products		115		116		118		82
All panels		109		117		116		80

(1)
Average selling price for each market represents revenue per market divided by unit sales per market.
(2)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(3)
Comprises notebook computers, desktop monitors and tablet computers.
(4)
Includes, among others, panels for mobile devices, including smartphones and other types of mobile phones, and industrial and other applications, including entertainment systems and medical diagnostic equipment.

Our average revenue per square meter of net display area, which is derived by dividing our total revenue by total square meters of net display area shipped, decreased by 2.5% from ~~W~~1,103 thousand in 2023 to ~~W~~1,076 thousand in 2024. In 2025, our average revenue per square meter of net display area shipped significantly increased by 38.9% to ~~W~~1,495 thousand (US$1,035).

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3 of the notes to our financial statements.

Operating Results

The following presents our consolidated results of operation information and as a percentage of our revenue for the years indicated:

	Year ended December 31,
	2023		%	2024		%	2025		2025(1)%
	(in billions of Won and in millions of US$, except for percentages)
Revenue	~~W~~	21,331	100.0%	~~W~~	26,615	100.0%	~~W~~	25,810	US$	17,867	100.0%
Cost of sales		(20,986)	98.4		(24,040)	90.3		(22,434)		(15,530)	86.9
Gross profit		345	1.6		2,575	9.7		3,376		2,337	13.1
Selling expenses		(576)	2.7		(585)	2.2		(481)		(333)	1.9
Administrative expenses		(900)	4.2		(1,104)	4.1		(968)		(670)	3.8
Research and development expenses		(1,380)	6.5		(1,448)	5.4		(1,411)		(977)	5.5
Other income		1,472	6.9		2,100	7.9		2,596		1,797	10.1
Other expenses		(1,786)	8.4		(2,798)	10.5		(2,039)		(1,412)	7.9
Finance income		1,122	5.3		883	3.3		578		400	2.2
Finance costs		(1,635)	7.7		(1,822)	6.8		(1,153)		(798)	4.5
Equity in income (loss) of equity accounted investees, net		(3)	0.0		5	0.0		2		1	0.0
Profit (Loss) before income tax		(3,339)	(15.7)		(2,192)	(8.2)		502		348	1.9
Income tax benefit (expense)		763	3.6		(218)	0.8		(198)		(137)	0.8
Profit (Loss) for the year		(2,577)	(12.1)		(2,409)	(9.1)		304		210	1.2

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Comparison of 2025 to 2024

Revenue

Our revenue decreased by 3.0% from ~~W~~26,615 billion in 2024 to ~~W~~25,810 billion (US$17,867 million) in 2025. The decrease in revenue resulted from decreases in revenue derived from sales of panels for televisions and auto products, which were in turn mainly due to decreases in the number of panels sold in both categories, offset in part by increases in revenue derived from sales of panels for mobile and other products and IT products.

Revenue attributable to sales of panels for televisions decreased by 19.8% from ~~W~~5,973 billion in 2024 to ~~W~~4,791 billion (US$3,317 million) in 2025, resulting from a significant decrease in the number of units sold of panels in this category in 2025 compared to 2024, which was partially offset by a significant increase in the average selling price of panels in this category in 2025 compared to 2024. The total unit sales of panels for televisions decreased by 48.8% from 20.5 million panels in 2024 to 10.5 million panels in 2025, whereas the average selling price of panels in this category increased by 56.7% from ~~W~~291 thousand in 2024 to ~~W~~456 thousand (US$316) in 2025. The decrease in the sales volume of panels for televisions was mainly attributable to the discontinuation of our TFT-LCD television panel production following the sale of the China TFT-LCD Television Panel Subsidiaries in April 2025 as part of the continued implementation of our strategy to phase out the production of TFT-LCD television panels. The increase in the average selling price of panels for televisions was mainly due to an increase in the proportion of OLED television panels, which generally command higher selling prices than TFT-LCD television panels, in our product mix as we phased out the production of TFT-LCD television panels as described above, as well as the depreciation of the Korean Won against the U.S. dollar during 2025.

Revenue attributable to sales of panels for auto products decreased by 6.4% from ~~W~~2,281 billion in 2024 to ~~W~~2,136 billion (US$1,479 million) in 2025, resulting from a decrease in the number of units sold of panels in this category in 2025 compared to 2024, which was partially offset by an increase in the average selling price of panels in this category in 2025 compared to 2024. The total unit sales of panels for auto products decreased by 7.6% from 19.7 million panels in 2024 to 18.2 million panels in 2025, whereas the average selling price of panels in this category increased slightly by 1.7% from ~~W~~116 thousand in 2024 to ~~W~~118 thousand (US$82) in 2025. The decrease in the sales volume of panels for auto products was attributable to a decrease in orders from certain global automotive downstream customers, reflecting reduced electric vehicle sales by those customers amid reductions in government subsidies in certain major countries and intensifying competition from Chinese downstream manufacturers in the electric vehicle market. The slight increase in the average selling price of our panels for auto products was mainly due to a higher proportion of differentiated automotive display products with specialty features and newer technologies in our product mix, as well as the depreciation of the Korean Won against the U.S. dollar during 2025, as discussed above.

Revenue attributable to sales of panels for mobile and other products increased by 4.0% from ~~W~~8,782 billion in 2024 to ~~W~~9,132 billion (US$6,321 million) in 2025, resulting from an increase in the number of units sold of panels in this category in 2025 compared to 2024, which was partially offset by a decrease in the average selling price of panels in this category in 2025 compared to 2024. The total unit sales of panels for mobile and other products increased by 9.6% from 103.8 million in 2024 to 113.8 million in 2025, whereas the average selling price of panels in this category decreased by 5.9% from ~~W~~85 thousand in 2024 to ~~W~~80 thousand (US$55) in 2025. The increase in the sales volume of panels for mobile and other products was primarily attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together strengthened our collaboration with our end-brand customers. The decrease in the average selling price of panels in this category was mainly due to changes in our product mix within this segment and increased price competition among suppliers in the market for smartphone display panels, particularly in China, partially offset by the depreciation of the Korean Won against the U.S. dollar during 2025.

Revenue attributable to sales of panels for IT products slightly increased by 0.9% from ~~W~~9,420 billion in 2024 to ~~W~~9,509 billion (US$6,583 million) in 2025, resulting from an increase in the average selling price of panels in this category in 2025 compared to 2024, which was partially offset by a decrease in the number of units sold of panels in this category in 2025 compared to 2024. The average selling price of panels for IT products increased by 4.3% from ~~W~~116 thousand in 2024 to ~~W~~121 thousand (US$84) in 2025, whereas the total unit sales of panels in this category decreased by 3.7% from 81.6 million panels in 2024 to 78.6 million panels in 2025. The increase in the average selling price of our panels for IT products was mainly attributable to the depreciation of the Korean Won against the U.S. dollar during 2025, as discussed above, as well as changes in product mix, including an increased proportion of OLED panels and higher-end products and our continued efforts to improve profitability by discontinuing or reducing the production level of lower-margin models. The decrease in the sales volume of panels for IT products was mainly attributable to the discontinuation, or reduction in the production volume, of such lower-margin models as part of our profitability-focused business strategy.

In addition, our revenue attributable to royalty and others increased by 52.2% from ~~W~~159 billion in 2024 to ~~W~~242 billion (US$167 million) in 2025. The increase was primarily attributable to a significant increase in royalty revenue, mainly relating to our display equipment technology, as well as an increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components.

Cost of Sales

Cost of sales decreased by 6.7% from ~~W~~24,040 billion in 2024 to ~~W~~22,434 billion (US$15,530 million) in 2025. The decrease in our cost of sales in 2025 compared to 2024 was attributable primarily to a decrease in raw materials and component costs mainly relating to a decrease in the number of panels sold in 2025 compared to 2024, partially offset by an increase in the proportion of products with differentiated specialty features and newer technologies that require higher-cost raw materials and components in our product mix. In addition, decreases in depreciation and overhead costs, resulting mainly from certain large-sized and small- to medium-sized OLED production facilities becoming fully depreciated and, to a lesser extent, the discontinuation of our TFT-LCD television panel production following the sale of the China TFT-LCD Television Panel Subsidiaries in April 2025, which removed the depreciable asset base and personnel associated with such operations, contributed to the decrease in cost of sales in 2025 compared to 2024.

As a percentage of our total cost of sales, raw materials and component costs, labor costs, overhead costs, depreciation and amortization costs and change in inventory costs constituted 56.7%, 10.8%, 13.7%, 17.2% and 1.7%, respectively, in 2024 and 57.6%, 11.1%, 12.7%, 15.6% and 2.9%, respectively, in 2025.

As a percentage of revenue, cost of sales decreased from 90.3% in 2024 to 86.9% in 2025. The decrease in our cost of sales as a percentage of revenue in 2025 compared to 2024 was attributable mainly to our continued cost reduction efforts and activities seeking to optimize our cost structure, as well as increasing the proportion of higher value-added products with higher margins in our product mix.

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, increased by 33.7% from ~~W~~972 thousand in 2024 to ~~W~~1,299 thousand (US$899) in 2025. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 4.8% from ~~W~~107 thousand in 2024 to ~~W~~101 thousand (US$70) in 2025. Such changes were due mainly to decreases in the proportion of our large-sized television and IT panels, which generally have higher cost of sales per panel, but lower cost of sales per square meter of net display area, relative to our small- and medium-sized panels primarily in the mobile and others product category, sold in our product mix during the same period.

Gross Profit and Gross Margin

Mainly as a result of our continued cost reduction efforts and activities seeking to optimize our cost structure, including the impact of the discontinuation of our TFT-LCD television panel production following the sale of the China TFT-LCD Television Panel Subsidiaries in April 2025, which outpaced the decrease in our revenue, our gross profit increased by 31.1% from ~~W~~2,575 billion in 2024 to ~~W~~3,376 billion (US$2,337 million) in 2025. Our gross margin increased from 9.7% to 13.1% over the same period primarily as a result of such cost reduction efforts and cost structure optimization activities, as well as changes in our product mix toward a higher proportion of OLED and other higher value-added products, including high-end TFT-LCD IT products, that generally carry higher margins.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 14.2% from ~~W~~1,688 billion in 2024 to ~~W~~1,449 billion (US$1,003 million) in 2025. As a percentage of revenue, our selling and administrative expenses decreased from 6.3% in 2024 to 5.6% in 2025. The decrease in selling and administrative expenses in 2025 compared to 2024 was attributable to a decrease in depreciation and amortization expenses, resulting mainly from the discontinuation of our TFT-LCD television panel production following the sale of the China TFT-LCD Television Panel Subsidiaries in April 2025, a decrease in warranty expenses, primarily reflecting improved product quality in panels equipped with newer technologies (including OLED), and a decrease in shipping expenses, primarily attributable to a decrease in the volume of panels we sold.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2025:

	Year ended December 31,
	2024		2025(1)
	(in billions of Won and millions of US$)
Salaries	~~W~~	580	~~W~~	542	US$	375
Expenses related to defined benefit plans		23		26		18
Other employee benefits		84		79		55
Shipping		119		77		53
Fees and commissions		246		229		159
Depreciation		266		222		154
Taxes and dues		63		31		21
Advertising		67		62		43
Warranty		114		71		49
Insurance		14		12		8
Travel		13		12		8
Training		9		8		6
Others		90		78		54
Total	~~W~~	1,688	~~W~~	1,449	US$	1,003

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025 as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Research and Development Expenses

Research and development expenses decreased by 2.6% from ~~W~~1,448 billion in 2024 to ~~W~~1,411 billion (US$977 million) in 2025. As a percentage of revenue, our research and development expenses slightly increased from 5.4% in 2024 to 5.5% in 2025. The research and development expenses in 2025 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gain, gain on disposal of assets held for sale and gain on disposal of property, plant and equipment, and other expenses include primarily foreign currency loss, impairment loss on property, plant and equipment, loss on disposal of property, plant and equipment, and impairment loss on intangible assets. We recognized total net other income of ~~W~~557 billion (US$385 million) in 2025 compared to total net other expense of ~~W~~698 billion in 2024. Such change was mainly attributable to a gain on disposal of assets held for sale of ~~W~~759 billion (US$525 million) in 2025 compared to no such gain in 2024, primarily due to the gain recognized in connection with the sale of the China TFT-LCD Television Panel Subsidiaries in April 2025. See Note 20 of the notes to our financial statements. Such change was also attributable to a net foreign currency gain of ~~W~~6 billion (US$4 million) in 2025 compared to a net foreign currency loss of ~~W~~507 billion in 2024, reflecting the weakening of the Korean Won against the U.S. dollar in 2025 compared to 2024. Such changes were partially offset by an increase in net impairment loss on property, plant and equipment from ~~W~~94 billion in 2024 to ~~W~~159 billion (US$110 million) in 2025, primarily due to an increase in impairment loss associated with our construction-in-progress costs, mainly relating to certain production facilities and related assets.

Finance Income (Costs), Net

Our total net finance costs decreased by 38.9% from ~~W~~939 billion in 2024 to ~~W~~574 billion (US$397 million) in 2025. Such decrease was mainly attributable to a net foreign currency gain of ~~W~~58 billion (US$40 million) in 2025 compared to a net foreign currency loss of ~~W~~486 billion in 2024, primarily due to an overall depreciation of the Korean Won against major foreign currencies and higher exchange rate volatility in 2025 compared to 2024, and a 22.7% decrease in interest expense from ~~W~~910 billion in 2024 to ~~W~~703 billion (US$487 million) in 2025, which was mainly due to a decrease in the average amount of our long-term borrowings outstanding as well as decreases in market interest rates in 2025 compared to 2024. Such effects were offset in part by a net loss on valuation of derivatives of ~~W~~123 billion (US$85 million) in 2025 compared to a net gain on valuation of derivatives of ~~W~~139 billion in 2024, which change was also primarily attributable to an overall depreciation of the Korean Won against the U.S. dollar and higher exchange rate volatility in 2025 compared to 2024. Against such fluctuations, we also recognized net gains on transaction of derivatives of ~~W~~274 billion in 2024 and ~~W~~162 billion (US$112 million) in 2025.

Income Tax Benefit (Expense)

Our income tax expense decreased by 9.2% from ~~W~~218 billion in 2024 to ~~W~~198 billion (US$137 million) in 2025, primarily reflecting a decrease in unrecognized deferred tax assets of ~~W~~273 billion (US$189 million) in 2025 compared to an increase in unrecognized deferred tax assets of ~~W~~704 billion in 2024, which related to variations in our estimates of tax loss carryforwards and tax credit carryforwards that are deemed to be not realizable based on our estimates of future taxable profit. The effect of such change was partially offset by our recording of profit before income tax of ~~W~~502 billion (US$348 million) in 2025 compared to loss before income tax of ~~W~~2,192 billion in 2024, resulting in income tax expense using the statutory tax rate of each country in which we pay income tax of ~~W~~80 billion (US$55 million) in 2025 compared to income tax benefit of ~~W~~527 billion in 2024, as well as a significant increase in the expenses attributable to the effect on change in tax rate from ~~W~~55 billion in 2024 to ~~W~~338 billion (US$234 million) in 2025, which mainly reflected a decrease in deferred tax assets resulting from the extension of certain tax incentive brackets in Korea, which lowered the applicable effective tax rate for such brackets. Our effective tax rate was 39.4% in 2025, whereas our effective tax rate was not calculated in 2024 due to the loss before income tax we recorded in such year. See Notes 22 and 23 of the notes to our financial statements.

Profit (Loss) for the Year

As a result of the cumulative effect of the reasons explained above, we recorded a loss for the year of ~~W~~2,409 billion in 2024 but recorded a profit for the year of ~~W~~304 billion (US$210 million) in 2025. Our loss for the year as a percentage of revenue was (9.1)% in 2024 and our profit for the year as a percentage of revenue was 1.2% in 2025.

Comparison of 2024 to 2023

Revenue

Our revenue increased by 24.8% from ~~W~~21,331 billion in 2023 to ~~W~~26,615 billion in 2024. The increase in revenue resulted from increases in revenue derived from sales of panels for mobile and other devices, televisions, IT products and auto products, which were in turn mainly due to an increase in the number of panels sold in each of these categories and increases in the average selling price of panels for IT products, mobile and other products and auto products.

Revenue attributable to sales of panels for mobile and other products increased by 24.2% from ~~W~~7,071 billion in 2023 to ~~W~~8,782 billion in 2024, resulting primarily from an increase in the number of units sold of panels in this category in 2024 compared to 2023, accompanied by an increase in the average selling price of panels in this category in 2024 compared to 2023. The total unit sales of panels for mobile and other products increased by 22.3% from 84.9 million in 2023 to 103.8 million in 2024, and the average selling price of panels in this category increased by 2.4% from ~~W~~83 thousand in 2023 to

~~W~~85 thousand in 2024. The increase in the sales volume of panels for mobile and other products was primarily attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together strengthened our collaboration with our end-brand customers. The increase in the average selling price of panels in this category was mainly due to the depreciation of the Korean Won against the U.S. dollar during 2024, which was partially offset by increased price competition among suppliers in the market for smartphone display panels.

Revenue attributable to sales of panels for televisions increased by 37.9% from ~~W~~4,331 billion in 2023 to ~~W~~5,973 billion in 2024, resulting from a significant increase in the number of units sold of panels in this category in 2024 compared to 2023, which was partially offset by a decrease in the average selling price of panels in this category in 2024 compared to 2023. The total unit sales of panels for televisions increased by 47.5% from 13.9 million panels in 2023 to 20.5 million panels in 2024, whereas the average selling price of panels in this category decreased by 6.4% from ~~W~~311 thousand in 2023 to ~~W~~291 thousand in 2024. The increase in the sales volume of panels for televisions was mainly attributable to an increase in the sales volume of our large-sized OLED panels in the premium television market, primarily reflecting our continued strategic focus to increase the proportion of high-end OLED television panels while decreasing the proportion of TFT-LCD television panels in our product mix. The decrease in the average selling price of television panels was mainly attributable to the continued weak demand in the overall television market, due in part to the continued economic volatility and uncertainty globally, which more than offset the positive effects of the depreciation of the Korean Won against the U.S. dollar on average selling price during 2024.

Revenue attributable to sales of panels for IT products increased by 20.0% from ~~W~~7,853 billion in 2023 to ~~W~~9,420 billion in 2024, resulting primarily from an increase in the average selling price of panels in this category in 2024 compared to 2023, accompanied by an increase in the number of units sold of panels in this category in 2024 compared to 2023. The average selling price of panels in this category increased by 16.0% from ~~W~~100 thousand in 2023 to ~~W~~116 thousand in 2024, and the total unit sales of panels for IT products increased by 4.4% from 78.2 million panels in 2023 to 81.6 million panels in 2024. The increase in the average selling price of our panels for IT products was mainly attributable to the depreciation of the Korean Won against the U.S. dollar during 2024, as discussed above, and the commencement of mass production of display panels applying tandem OLED technology, which generally command higher selling prices. The increase in the sales volume of panels for IT products was mainly attributable to the commencement of mass production of display panels applying tandem OLED technology.

Revenue attributable to sales of panels for auto products increased by 14.1% from ~~W~~1,999 billion in 2023 to ~~W~~2,281 billion in 2024, resulting primarily from an increase in the number of units sold of panels in this category in 2024 compared to 2023, accompanied by a slight increase in the average selling price of panels in this category in 2024 compared to 2023. The total unit sales of panels for auto products increased by 13.2% from 17.4 million panels in 2023 to 19.7 million panels in 2024, and the average selling price of panels in this category increased slightly by 0.9% from ~~W~~115 thousand in 2023 to ~~W~~116 thousand in 2024. The increase in the sales volume of panels for auto products was attributable to our timely development of new panels and our achievement of increased stability in the mass production of our panels in this category, which together strengthened our collaboration with our end-brand customers. The slight increase in the average selling price of our panels for auto products was mainly due to our introduction and maintenance of a diverse product portfolio with differentiated specialty features and newer technologies, as well as the depreciation of the Korean Won against the U.S. dollar during 2024, as discussed above, which were largely offset by sluggish market demand for new automobiles due in part to the continued economic volatility and uncertainty globally.

In addition, our revenue attributable to royalty and others increased by 106.5% from ~~W~~77 billion in 2023 to ~~W~~159 billion in 2024. The increase was primarily attributable to a significant increase in royalty revenue, mainly relating to our newly developed display equipment technology, as well as an increase in other revenue, consisting primarily of sales of sample products and certain raw materials and components.

Cost of Sales

Cost of sales increased by 14.6% from ~~W~~20,986 billion in 2023 to ~~W~~24,040 billion in 2024. The increase in our cost of sales in 2024 compared to 2023 was attributable primarily to an increase in raw materials and component costs mainly relating to an increase in the number of panels sold in 2024 compared to 2023, as well as the increase in the proportion of products with differentiated specialty features and newer technologies that require higher-cost raw materials and components in our product mix. In addition, an increase in overhead costs as well as an increase in depreciation costs resulting mainly from recognition of depreciation costs in respect of newly purchased machinery and equipment, contributed to the increase in cost of sales in 2024 compared to 2023.

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

Cost of sales per square meter of net display area, which is derived by dividing total cost of sales by total square meters of net display area shipped, decreased by 10.5% from ~~W~~1,086 thousand in 2023 to ~~W~~972 thousand in 2024. Such decrease was due mainly to the higher capacity utilization rates at our production facilities in 2024 compared to 2023. Cost of sales per panel sold, which is derived by dividing total cost of sales by total number of panels sold, decreased by 1.3% from ~~W~~108 thousand in 2023 to ~~W~~107 thousand in 2024. Such decrease was due mainly to an increase in the proportion of our display panels for mobile and other products, which generally have lower cost of sales per panel relative to our larger panels in other product categories, sold in our product mix during the same period.

Gross Profit and Gross Margin

Mainly as a result of our continued cost reduction efforts and activities seeking to optimize our cost structure, which outpaced the effect of the increase in our revenue, our gross profit increased significantly from ~~W~~345 billion in 2023 to ~~W~~2,575 billion in 2024. Our gross margin increased from 1.6% to 9.7% over the same period primarily as a result of such cost reduction efforts and cost structure optimization activities as well as the higher capacity utilization rates at our production facilities in 2024 compared to 2023 and an increase in the average selling price of our panels in 2024 compared to 2023. High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced and thereby increase our gross margin.

Selling and Administrative Expenses

Selling and administrative expenses increased by 14.4% from ~~W~~1,476 billion in 2023 to ~~W~~1,688 billion in 2024. As a percentage of revenue, our selling and administrative expenses decreased from 6.9% in 2023 to 6.3% in 2024. The increase in selling and administrative expenses in 2024 compared to 2023 was attributable primarily to an increase in salaries, resulting mainly from a one-time retirement allowance incurred in connection with our voluntary retirement program implemented in 2024 in order to optimize our workforce and, to a much lesser extent, an increase in shipping costs, resulting mainly from an increase in our overall shipment volume (especially the volume of large-sized television product shipments) in 2024 compared to 2023.

The following are the major components of our selling and administrative expenses for each of the years in the two-year period ended December 31, 2024:

	Year ended December 31,
	2023		2024
	(in billions of Won)
Salaries	~~W~~	373	~~W~~	580
Expenses related to defined benefit plans		25		23
Other employee benefits		87		84
Shipping		92		119
Fees and commissions		253		246
Depreciation		265		266
Taxes and dues		66		63
Advertising		76		67
Warranty		102		114
Insurance		14		14
Travel		18		13
Training		10		9
Others		95		90
Total	~~W~~	1,476	~~W~~	1,688

Research and Development Expenses

Research and development expenses increased by 4.9% from ~~W~~1,380 billion in 2023 to ~~W~~1,448 billion in 2024. As a percentage of revenue, our research and development expenses decreased from 6.5% in 2023 to 5.4% in 2024. The research and development expenses in 2024 were incurred mainly in relation to research and development activities related to OLED and next generation technologies and products.

Other Income (Expense), Net

Other income includes primarily foreign currency gain and gain on disposal of property, plant and equipment, and other expenses include primarily foreign currency loss, impairment loss on property, plant and equipment, loss on disposal of property, plant and equipment, and impairment loss on intangible assets. Our total net other expense increased by 122.2% from ~~W~~314 billion in 2023 to ~~W~~698 billion in 2024. Such increase was primarily due to an increase in net foreign currency loss from ~~W~~118 billion in 2023 to ~~W~~507 billion in 2024, reflecting higher exchange rate volatility in 2024 compared to 2023. Such increase was enhanced by an increase in net impairment loss on property, plant and equipment from ~~W~~60 billion in 2023 to ~~W~~94 billion in 2024, primarily due to an increase in impairment loss associated with our machinery and equipment, as well as an increase in net impairment loss on intangible assets from ~~W~~55 billion in 2023 to ~~W~~72 billion in 2024, primarily due to an increase in impairment loss associated with our development costs. Such increases were partially offset by a decrease in net loss on disposal of property, plant and equipment from ~~W~~67 billion in 2023 to ~~W~~25 billion in 2024, which primarily reflected a lower volume of manufacturing equipment disposed of in 2024 compared to 2023.

Finance Income (Costs), Net

Our total net finance costs increased by 83.3% from ~~W~~512 billion in 2023 to ~~W~~939 billion in 2024. Such increase was mainly attributable to a net foreign currency loss of ~~W~~486 billion in 2024 compared to a net foreign currency gain of ~~W~~48 billion in 2023, primarily due to higher exchange rate volatility in 2024 compared to 2023, and a 25.9% increase in interest expense from ~~W~~723 billion in 2023 to ~~W~~910 billion in 2024, which was mainly due to a decrease in capitalized interest in 2024 compared to 2023. Such increases were offset in part by net gain on valuation of derivatives of ~~W~~139 billion in 2024 compared to net loss on valuation of derivatives of ~~W~~76 billion in 2023, which change was primarily attributable to the general appreciation of the U.S. dollar against the Korean Won in 2024 and higher exchange rate volatility in 2024 compared to 2023. Against such fluctuations, we also recognized net gains on transaction of derivatives of ~~W~~179 billion in 2023 and ~~W~~274 billion in 2024.

Income Tax Benefit (Expense)

We recognized income tax expense of ~~W~~218 billion in 2024 compared to income tax benefit of ~~W~~763 billion in 2023, primarily due to a significant increase in unrecognized deferred tax assets, which related to tax loss carryforwards and tax credit carryforwards that are deemed to be not realizable based on our estimates of future taxable profit. We recognized an increase in unrecognized deferred tax assets of ~~W~~704 billion in 2024 compared to an increase of ~~W~~157 billion in 2023. The effect of such increase in 2024 was further enhanced by a 33.3% decrease in our income tax benefit using the statutory tax rate of each country in which we pay income tax from ~~W~~790 billion in 2023 to ~~W~~527 billion in 2024, as our loss before income tax decreased from ~~W~~3,339 billion in 2023 to ~~W~~2,192 billion in 2024, and a significant decrease in tax credits from ~~W~~208 billion in 2023 to ~~W~~23 billion in 2024, which mainly reflected a decrease in our capital expenditure level. Our effective tax rates were not calculated in 2023 and 2024 due to the loss before income tax we recorded in such years. See Notes 22 and 23 of the notes to our financial statements.

Loss for the Year

As a result of the cumulative effect of the reasons explained above, our loss for the year decreased by 6.5% from ~~W~~2,577 billion in 2023 to ~~W~~2,409 billion in 2024. Our loss for the year as a percentage of revenue was (12.1)% in 2023 and (9.1)% in 2024.

Item 5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been net cash flows generated from our operating activities and debt financing activities. We had cash and cash equivalents of ~~W~~2,258 billion, ~~W~~2,022 billion and ~~W~~1,572 billion (US$1,088 million) as of December 31, 2023, 2024 and 2025, respectively.

Our cash and cash equivalents was held in the following currencies as at December 31, 2025:

	(in billions of Won)
Korean Won	~~W~~	141
Chinese Yuan		150
U.S. Dollar		1,261
Other currencies		20
Total	~~W~~	1,572

We also had short-term deposits in banks of ~~W~~906 billion, ~~W~~0.6 billion and ~~W~~0.6 billion (US$0.4 million), respectively, as of December 31, 2023, 2024 and 2025. The significant decrease in short-term deposits in 2024 compared to 2023 was mainly due to a decrease in restricted cash deposits in connection with secured borrowings from our subsidiaries. Our primary use of cash historically has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2026 to be primarily for repayment of maturing debt, working capital requirements and, to a lesser extent, capital expenditures.

As of December 31, 2023, we had current assets of ~~W~~9,503 billion and current liabilities of ~~W~~13,885 billion, resulting in a working capital deficit of ~~W~~4,382 billion. As of December 31, 2024, we had current assets of ~~W~~10,123 billion and current liabilities of ~~W~~15,859 billion, resulting in a working capital deficit of ~~W~~5,736 billion. As of December 31, 2025, we had current assets of ~~W~~6,982 billion (US$4,833 million) and current liabilities of ~~W~~9,596 billion (US$6,643 million), resulting in a working capital deficit of ~~W~~2,614 billion (US$1,810 million). The increase in working capital deficit as of December 31, 2024, compared to the working capital deficit as of December 31, 2023, was primarily attributable to our recognition of liabilities held for sale of ~~W~~1,657 billion in 2024, resulting from our agreement with TCL CSOT to dispose of our entire equity interest in the China TFT-LCD Television Panel Subsidiaries as discussed above, a ~~W~~1,265 billion increase in current financial liabilities, which mainly reflected an increase in our current portion of long-term borrowings payable as of the end of 2024 compared to the end of 2023, and a ~~W~~905 billion decrease in deposits in banks, which was primarily attributable to a decrease in restricted cash deposits in connection with secured borrowings from our subsidiaries. The effects of such changes were partially offset by a ~~W~~1,198 billion decrease in other accounts payable, which mainly reflected a decrease in our capital expenditures in 2024 compared to 2023, and a ~~W~~983 billion increase in assets held for sale, which was attributable to our agreement with TCL CSOT as discussed above. The decrease in working capital deficit as of December 31, 2025, compared to the working capital deficit as of December 31, 2024, was primarily attributable to a ~~W~~2,729 billion decrease in current financial liabilities, which mainly reflected a decrease in our current portion of long-term borrowings payable as of the end of 2025 compared to the end of 2024, the ~~W~~1,657 billion of liabilities held for sale recognized in 2024 in connection with the sale of our TFT-LCD television panel business in China to TCL CSOT in April 2025, as discussed above, compared to no such liabilities held for sale recognized in 2025, and a ~~W~~848 billion decrease in trade accounts and notes payable, which was primarily attributable to differences in the timing of settlement of trade accounts and notes payable between the respective year-ends. The effects of such changes were partially offset by a ~~W~~1,265 billion decrease in net trade accounts and notes receivable, which was mainly caused by a decrease in our sales revenue as described above, and the ~~W~~983 billion of assets held for sale recognized in 2024 in connection with the sale of our TFT-LCD television panel business in China to TCL CSOT in April 2025, as discussed above, compared to no such assets held for sale recognized in 2025.

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient sources of working capital, including in the form of debt financing, for at least the next 12 months following the date of this annual report. In 2025, we entered into a number of short-term and long-term facility loan agreements, from which we have drawn down the full aggregate principal amount of US$150 million and CNY 500 million in short-term loans, and ~~W~~1,005 billion (US$696 million), US$450 million and CNY 7,383 million in long-term loans, in each case as of December 31, 2025, primarily to fund our capital expenditures and refinance our existing borrowings maturing in 2025.

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

Our net cash provided by operating activities amounted to ~~W~~1,683 billion in 2023, ~~W~~2,412 billion in 2024 and ~~W~~2,352 billion (US$1,628 million) in 2025. The increase in net cash provided by operating activities in 2024 compared to 2023 was mainly due to an increase in cash collected from our customers primarily as a result of an increase in our sales revenue, as well as a decrease in cash outflow from trade accounts and notes receivable from ~~W~~1,014 billion in 2023 to ~~W~~396 billion in 2024. The increase in net cash provided by operating activities in 2024 compared to 2023 was offset in part by the long-term advances received in 2023 discussed above compared to no such advances received in 2024. The decrease in net cash provided by operating activities in 2025 compared to 2024 was mainly due to a decrease in cash collected from our customers primarily as a result of a decrease in our sales revenue, as well as a significant increase in cash outflow from trade accounts and notes payable from ~~W~~47 billion in 2024 to ~~W~~2,601 billion (US$1,801 million) in 2025, which principally reflected the settlement of trade payables following the sale of the China TFT-LCD Television Panel Subsidiaries. The decrease in net cash provided by operating activities in 2025 compared to 2024 was offset in part by a decrease in trade accounts and notes receivable of ~~W~~24 billion (US$17 million) in 2025 compared to an increase of ~~W~~396 billion in 2024, which primarily reflected an increase in the amount of trade accounts and notes receivable sold to financial institutions without recourse towards the end of 2025 compared to the end of 2024, as well as a decrease in other accounts receivable of ~~W~~262 billion (US$181 million) in 2025 compared to an increase of ~~W~~143 billion in 2024.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabrication facilities and production lines and our cost reduction measures, contribute to the fluctuations in our inventory levels from period to period. As of December 31, 2024, our inventory levels increased by 5.7% compared to December 31, 2023. As of December 31, 2025, our inventory levels decreased by 4.7% compared to December 31, 2024.

Inventories consisted of the following for the dates indicated:

	As of December 31,
	2023		2024		2025(1)		2025
	(in billions of Won and millions of US$)
Finished goods	~~W~~	751	~~W~~	945	~~W~~	746	US$	516
Work-in-process		1,146		1,102		1,114		771
Raw materials		457		460		504		349
Supplies		174		164		182		126
Total	~~W~~	2,528	~~W~~	2,671	~~W~~	2,546	US$	1,762

(1)
For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025, as certified by the Federal Reserve Bank of New York for customs purposes. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Our net cash used in investing activities amounted to ~~W~~2,589 billion in 2023, ~~W~~1,363 billion in 2024 and ~~W~~979 billion (US$678 million) in 2025. Net cash used in investing activities primarily reflected the substantial capital expenditures we have made in connection with the expansion and improvement of our OLED-focused production capacity in recent years, mainly relating to construction of our new, or in certain cases, expansion or conversion of existing, fabrication and module assembly facilities and acquisition of new equipment. These cash outflows from capital expenditures amounted to ~~W~~3,483 billion, ~~W~~2,130 billion and ~~W~~1,348 billion (US$933 million) in 2023, 2024 and 2025, respectively. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, including external long-term borrowings and bond issuances.

We currently expect that, in 2026, our total capital expenditures on a cash out basis will be higher compared to 2025 and will be used primarily to continue to fund our previously announced investments related to our continued and ongoing transition to an OLED-centric business structure, as well as other essential recurring investments. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions. As of December 31, 2025, our commitments in relation to future acquisitions of property, plant and equipment and intangible assets amounted to ~~W~~908 billion (US$629 million).

Our net cash provided by financing activities amounted to ~~W~~1,351 billion in 2023, and our net cash used in financing activities amounted to ~~W~~1,334 billion in 2024 and ~~W~~1,963 billion (US$1,359 million) in 2025. The net cash used in financing activities in 2024 compared to net cash provided by financing activities in 2023 primarily reflected decreases in net proceeds from issuance of long-term borrowings and short-term borrowings in 2024 compared to 2023 as well as an increase in our repayment of current portion of long-term borrowings in 2024 compared to 2023, partially offset by our capital increase through a preemptive rights offering in March 2024. The increase in net cash used in financing activities in 2025 primarily reflected an increase in our repayment of current portion of long-term borrowings in 2025 compared to 2024, a capital increase in 2024 compared to no such capital increase in 2025 and a decrease in net proceeds from short-term borrowings in 2025 compared to 2024, partially offset by an increase in proceeds from long-term borrowings as well as a decrease in our repayment of short-term borrowings.

At each of our annual general meeting of shareholders that was held on March 21, 2023, March 22, 2024, March 20, 2025 and March 19, 2026, we did not declare any cash dividend to our shareholders.

We had a total of ~~W~~1,876 billion, ~~W~~970 billion and ~~W~~811 billion (US$561 million) of short-term borrowings outstanding as of December 31, 2023, 2024 and 2025, respectively. Approximately 27% of our outstanding short-term borrowings as of December 31, 2025 were subject to floating interest rates. For further information regarding our short-term borrowings, including their interest rate and currency structure, please see Note 12 of the notes to our financial statements.

As of December 31, 2025, we maintained accounts receivable discount agreements with several banks for up to an aggregate amount of US$1,000 million at the parent company level in connection with our export sales transaction with our subsidiaries. In addition, we and our subsidiaries have also entered into various receivable transfer agreements with financial institutions for up to an aggregate amount of ~~W~~3,867 billion. For further information regarding these facilities, please see Note 15 of the notes to our financial statements.

As of December 31, 2025, we had outstanding long-term debt including current portion in the amount of ~~W~~11,854 billion (US$8,206 million) and prior to deducting discounts on bonds, consisting of ~~W~~380 billion of Korean Won denominated bonds, US$100 million of U.S. dollar denominated bonds, US$2,350 million of U.S. dollar denominated long-term borrowings, CNY19,332 million of CNY denominated long-term borrowings and ~~W~~4,000 billion of Korean Won denominated long-term borrowings. As of December 31, 2025, 17% of our outstanding long-term debt were subject to fixed interest rates.

The terms of some of our long-term debt contain provisions that would trigger a requirement for early repayment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations. We believe we were in compliance with the covenants under our debt obligations at December 31, 2025. For further information about our short- and long-term debt obligations as of December 31, 2025, including their interest rate and currency structure, see Note 12 of the notes to our financial statements.

As of December 31, 2025, we have entered into an agreement to guarantee the payment obligations of our subsidiary LG Display Vietnam Haiphong Co., Ltd. in the aggregate amount of US$938 million under credit facilities and payables facilities with various financial institutions, including Citibank, Export-Import Bank of Korea and Bank of Australia and New Zealand, among other lenders.

We also utilize cross-currency swap contracts and forward exchange contracts to hedge our foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

The following table summarizes our material short- and long-term cash requirements as of December 31, 2025:

			Payments Due by Period
(in billions of Won)	Total		Less than 6 months	6 months-1 year	1-2 years	2-5 years	More than 5 years
Unsecured bank borrowings	~~W~~	11,245	2,462	1,162	4,160	3,461	—
Secured bank borrowings		1,701	75	74	465	1,087	—
Unsecured bond issues		539	199	214	126	—	—
Trade accounts and notes payable		3,308	3,308	—	—	—	—
Other accounts payable(1)		1,463	1,433	30	—	—	—
Long-term other accounts payable		248	—	—	67	181	—
Securities deposits received		147	0	4	143	0	—
Lease liabilities		63	23	15	11	14	0
Derivatives		7	3	2	2	(0)	—
Total contractual cash obligations	~~W~~	18,721	7,503	1,501	4,974	4,743	0

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

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~146 billion in 2023, ~~W~~145 billion in 2024 and ~~W~~141 billion (US$98 million) in 2025, representing 6.1%, 6.5% and 6.4% of our research and development related expenditures in 2023, 2024 and 2025, respectively. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

Taxation

In 2025, the statutory corporate income tax rate applicable to us was 9.9% (including local income surtax) for the first ~~W~~200 million of our taxable income, 20.9% (including local income surtax) for our taxable income between ~~W~~200 million and ~~W~~20 billion, 23.1% (including local income surtax) for our taxable income between ~~W~~20 billion and ~~W~~300 billion, and 26.4% (including local income surtax) for our taxable income in excess of ~~W~~300 billion.

In recent years, the Organization for Economic Cooperation and Development has introduced and implemented the Base Erosion and Profit Shifting 2.0 framework (“BEPS 2.0”), which imposes a minimum tax for multinational enterprise groups with total consolidated group revenue of €750 million or more in at least two of the four most recent fiscal years (the “global minimum tax requirement”). Under the model rules of BEPS 2.0, a multinational enterprise group meeting the above-described criteria are required to pay a top-up tax on excess profits realized by a consolidated entity in any jurisdiction in which the effective tax rate for the jurisdiction is below a 15% minimum rate. The top-up tax must be paid to the tax authority of the country in which the responsible entity (either the controlling company or the local entity, depending on the jurisdiction) is located and meets certain requirements. In 2023, the Korean government enacted a new tax legislation, which is effective for fiscal years that begin on or after January 1, 2024, that reflects the global minimum tax requirement. Based on our assessment, we recognized income tax expense of ~~W~~7.6 billion for the year ended December 31, 2025 in connection with the global minimum tax requirement.

Tax Credits

We are entitled to a number of tax credits relating to certain investments in tangible assets for business use (excluding certain assets for which tax credits are not permitted under Korean tax laws) and facilities used for research and development and human resources development. For example, in 2025, under the Restriction of Special Taxation Act, we were entitled to a tax credit of 15% of our qualifying capital investments in certain national strategic technology facilities in 2025. Under the same law, we are also entitled to a tax credit on a percentage of our research and development expenses incurred for procuring certain national strategic technologies, which include OLED display technology. The applicable amount of such tax credit is calculated by multiplying the applicable research and development expenses by the sum of (x) 30% and (y) three times the proportion of such research and development expenses as a percentage of revenue.

Tax credits may be utilized for an amount up to the tax payable using the minimum tax rate for a given fiscal year. Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next ten years. As of December 31, 2025, we had recognized deferred tax assets related to these credits of ~~W~~155 billion (US$107 million), which may be utilized against future income tax liabilities through 2035. See Note 23(b) of the notes to our financial statements.

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
•
In 2025, we developed the world’s first 45WUHD 165Hz Gaming OLED panel, which applies DFR (Dynamic Frequency & Resolution) technology to enable both high resolution (WUHD 165Hz) and high refresh rate (WFHD 330Hz) on a single display panel, and features an 800R curved screen. Additionally, we developed the world’s first 27-inch QHD 540Hz OLED gaming monitor (DFR 720Hz), achieving industry-leading refresh rates and ultra-fast response time to provide a smoother and more immersive gaming experience. We also developed the world’s first medium-sized (14-inch) OLED notebook panel based on LTPO and Tandem technology and the world’s first 1Hz low-power notebook display panels (14-inch and 16-inch), delivering low power consumption, variable refresh rate functionality and enhanced design efficiency for high-end notebook applications. Furthermore, we developed the world’s first 51.5-inch high-resolution IPS curved monitor, reinforcing our leadership in the high-end large-sized desktop monitor market. For television panel products, we introduced our first large OLED television display panels based on the DRD (Double Rate Driving) platform, enhancing cost competitiveness and structural innovation. In the automotive segment, we developed our first 8.5th-generation large-sized display panel (38.9 inches) using oxide technology, featuring pillar-to-pillar full-dashboard products and expanding automotive TFT-LCD panel production beyond the existing 6th-generation line.

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

In order to maintain our position as one of the industry’s technology leaders, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our long-term strategy. In connection with our efforts to enhance our research and development capability with respect to next-generation display technologies, we opened the R&D Center in Paju, Korea in April 2012. In addition, we have further expanded our research and development resources by allocating some of our research and development personnel to LG Science Park, which is located in western Seoul and commenced its operations in December 2017. LG Science Park accommodates researchers from various LG Group-affiliated companies with expertise in a broad range of disciplines, including electronics, chemistry, nanotechnology, display, fabrication, life sciences and new materials, to focus on developing and testing innovative new technologies.

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

Intellectual Property

Overview

Our business has benefited from our patent portfolio, which includes patents for display technologies, manufacturing processes, products and applications related to the production of TFT-LCD and OLED panels. We hold a large number of patents in Korea and in other countries, including in the United States, China, Japan, Germany, France, Great Britain, Taiwan, India and Vietnam. These patents will expire at various dates upon the expiration of their respective terms ranging from 2026 to 2045. In March 2014, we formed Unified Innovative Technology, LLC in the United States, a limited liability company solely owned by us for the purpose of patent portfolio management.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in Korea and various other countries in which we sold our products. We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We also enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property. In addition, we have increased our efforts to safeguard our propriety information by engaging in in-house information protection awareness activities with our employees. For a discussion of risks related to our reliance on trade secrets and the potential unauthorized disclosure of proprietary information, see “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.”

License Agreements

We enter into license or cross-license agreements from time to time with third parties with respect to various device and process technologies to complement our in-house research and development. We engage in regular discussions with third parties to identify potential areas for additional licensing of key technologies.

Expenses relating to our license fees and royalty payments under existing license agreements were ~~W~~146 billion in 2023, ~~W~~145 billion in 2024 and ~~W~~141 billion (US$98 million) in 2025, representing 6.1%, 6.5% and 6.4% of our research and development related expenditures in 2023, 2024 and 2025, respectively. The following are examples of license agreements we have entered into:

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

Item 5.E. Critical Accounting Estimates

Our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. See Note 3 of the notes to our financial statements for a discussion on the accounting policies critical to an understanding of our consolidated financial statements.

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

Name	Date of Birth	Position	First Elected/ Appointed	Term Expires	Principal Occupation Outside of LG Display
Doo Cheol Moon	November 5, 1967	Director	March 2021(1)	March 2027	Professor, School of Business, Yonsei University
Chung Hae Kang	May 20, 1964	Director	March 2022(2)	March 2028	Professor, University of Seoul Law School
Jung Suk Oh	September 30, 1970	Director	March 2023(3)(4)	March 2028	Professor, Operations Management, Seoul National University
Sang Hee Park	December 2, 1965	Director	March 2023(4)	March 2029	Professor, Materials Science and Engineering, Korea Advanced Institute of Science and Technology

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
(4)
Mr. Oh and Ms. Park were re-elected as outside directors at our annual general meeting of shareholders in March 2026.

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

(1)
Mr. Kim was re-elected as a non-outside director at our annual general meeting of shareholders in March 2025.

Our Non-Director Executive Officers

Our current non-director executive officers are set out in the table below:

Name	Position	Responsibility and Division	Age
Yong Min Ha	Executive Vice President	Head of Quality Management Center	59
Hyun Chul Choi	Executive Vice President	Head of SC Business Unit	58
Young Seok Choi	Executive Vice President	Chief Technology Officer	58
Byeong Koo Kim	Senior Vice President	Head of Medium Display Business Unit	58
Hyeon Woo Lee	Senior Vice President	Head of Large Display Business Unit	58
Woo Sup Shin	Senior Vice President	Head of SC Panel Center	56
Seong Hee Kim	Senior Vice President	Chief Safety Environment Officer	57
Yoo Seok Park	Senior Vice President	Head of Medium/Large Display Manufacture Center	55
Jin Nam Park	Senior Vice President	Head of Purchasing Group	54
Myung Su Suk	Senior Vice President	Head of Medium/Small Display Module Center	55
Sang Yoon Park	Senior Vice President	Head of SC Development Group	57
Tae Rim Lee	Senior Vice President	Head of Large Display Development Group	51
Han Koo Lee	Vice President	Head of Business Support Group	58
Keuk Sang Kwon	Vice President	Head of Auto Business Group	55
Jeong Min Kim	Vice President	Head of Jeong-do Management Division	54
Hoon Jeong	Vice President	Head of Medium Display Development Group	53
Seung Ho Kwon	Vice President	Head of LGDCO Subsidiary	54
In Hyuk Song	Vice President	Head of Auto Product Development Division 1	48
Joon Young Yang	Vice President	Head of Advanced Technology Laboratory	55
Tae Hyung Lim	Vice President	Head of Medium Display Sales Division 2	56
Kyung Joon Kwon	Vice President	Head of SC Development Division 2	50
Sung Joon Bae	Vice President	Head of Large Display Panel Development Division	55
Ki Young Kim	Vice President	Head of Quality Innovation Division	54
Ji Ho Back	Vice President	Head of OC Research/Development Division	54
Seung Do Kim	Vice President	Head of Module Outsourcing Division	54
In Kwan Choi	Vice President	Head of Vietnam Subsidiary	55
Jong Suk Jeon	Vice President	Head of SC Sales/Marketing Group	51
Sang Hyun Ahn	Vice President	Head of Auto Sales Division	55
Byung Seung Lee	Vice President	Head of AX Group	49
Hyung Jung Lee	Vice President	Head of Large Display LCD Supply Chain Management	57
Hu Kag Lee	Vice President	Head of Production Technology Center	55
Jong Uk Bae	Vice President	Head of TFT Device Research/Development Division	55
Han Yong Nam	Vice President	Head of Purchasing Division 2	57
Tae Wook Kang	Vice President	Head of Medium Display Sales/Marketing Group	49
Kyu Dong Kim	Vice President	Head of Finance & Risk Management Division	48
Gwang Tae Kim	Vice President	Head of Medium Display Development Division 2	54
Joon Hyeok Jang	Vice President	Head of Large Display Product Planning Division	53
Ki Hwan Son	Vice President	Head of Auto Marketing Product Planning Division	48
Seong Gon Kim	Vice President	Head of Medium Display Sales Division 3	48
Jong Duck Kim	Vice President	Head of Large Display Planning & Management Division	55
Sang Hoon Jung	Vice President	Head of Panel Advanced Research Division	49
Dong Hee Kim	Vice President	Head of SC Factory 2	55
Ki Sang Lee	Vice President	Chief Human Resources Officer	55
Pyung Hun Kim	Vice President	Head of Medium Display Development Division 3	52
Jae Won Jang	Vice President	Head of Medium Display Product Planning Division	51
Heung Lyul Cho	Vice President	Head of Next Generation Display Research Division	53
Nak Jin Seong	Vice President	Head of Large Display Development Division 2	48
Yun Seon Kang	Vice President	Production Technology Center	56
Sang Goon Whang	Vice President	Head of Large Display Sales Division 1	51
Jun Tak Oh	Vice President	Head of SCM AX Division	49
Suk Hyun Lee	Vice President	Head of Safety Health Division	53
Min Hyoung Lee	Vice President	Head of Strategy/Marketing Division	55
Kyuong Hyung Lee	Vice President	Head of Medium/Large Display Factory 2	51
Nack Bong Choi	Vice President	Head of SC Development Division 1	52
Yeoun Woo Sung	Vice President	Head of SC Customer Support Division	47
Seung Hyun Cho	Vice President	Head of Business Control & Management Division	49
Tae Hyoung Kwak	Vice President	Head of Material Research Division	51
Hyoung Kun Lee	Vice President	Head of Public Relations Division	53
Hong Soo Kim	Vice President	SC Development Group	51
Hak Soo Park	Vice President	Head of AI/Big Data Research Division	48
Hyun Seung Lee	Vice President	Head of Module Technology Division	51
Jin Sung Kim	Vice President	Head of Medium Display Development Division 1	50
Seung Ho Kim	Vice President	Head of Production Technology Division	52
Dong Ik Lee	Vice President	Head of Purchasing Division 1	49
Ik Soo Ahn	Vice President	Head of SC SCM Division	52
Ji Hyun Kue	Vice President	Head of HRM Division	48
In Jue Kim	Vice President	Head of Technology Strategy Division	51
Jae Wook Nam	Vice President	Head of Medium Display Customer Service Division	50
Seung Ryong Baek	Vice President	Head of SC Planning & Management Division	48
Sung Jin So	Vice President	Head of SC Development Division 3	52
Byung Hee Son	Vice President	Head of Medium/Small Display Module Technology Division 1	50
Suk Jin Son	Vice President	Head of Large Display Sales Division 2	46
Seung Ik Lee	Vice President	Head of Gumi Complex Division	52
Yale Han	Vice President	Head of Global Legal Affairs Division	46
Woo Jae Hur	Vice President	Head of SC Quality Division	50
Tae Jin Chung	Vice President	Head of Accounting Division	52
Juhn Suk Yoo	Chief Research Fellow	SC Development Group	54

Item 6.B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2025 to our directors was ~~W~~3.3 billion (US$2.3 million). This included ~~W~~1.5 billion (US$1.0 million) in salary paid to Cheoldong Jeong, our chief executive officer, and ~~W~~0.5 billion (US$0.4 million) in salary paid to Sunghyun Kim, our chief financial officer, in each case for the period during which each such person served on our board of directors in 2025.

The aggregate remuneration and benefits-in-kind we paid in 2025 to our non-director executive officers was ~~W~~39.8 billion (US$27.6 million).

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2025 was as follows:

		Composition of Total Compensation
Name	Position	Salary		Bonus(1)		Retirement Benefits		Total Compensation
		(in millions of Won)
Cheoldong Jeong	President	~~W~~	1,455	~~W~~	727	~~W~~	—	~~W~~	2,182
Yoong Ki Min (2)	Advisory Officer	~~W~~	288	~~W~~	—	~~W~~	1,463	~~W~~	1,751
Jong Woo Kim (2)	Advisory Officer	~~W~~	295	~~W~~	—	~~W~~	1,387	~~W~~	1,682
J. Kenneth Oh (2)	Former Senior Vice President	~~W~~	100	~~W~~	—	~~W~~	1,195	~~W~~	1,295
Seung Min Lim (2)	Advisory Officer	~~W~~	102	~~W~~	—	~~W~~	1,178	~~W~~	1,280

(1)
Based on our performance in 2025.
(2)
Former officer who retired from his position as of March 31, 2025.

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

We carry liability insurance for the benefit of our directors and officers against certain liabilities incurred by them in their official capacities. This insurance covers our directors and officers, as well as those of our subsidiaries, against certain claims, damages, judgments and settlements, including related legal costs, arising from a covered individual’s actual or alleged breaches of duty, neglect or other errors, arising in connection with such individual’s performance of his or her official duties. The insurance protection also extends to claims, damages, judgments and settlements, including related legal costs, arising out of shareholders’ derivative actions or otherwise relating to our securities. Policy exclusions include, but are not limited to, claims relating to fraud, willful misconduct or criminal acts, as well as the payment of punitive damages. In 2025, we paid a premium of approximately US$1.1 million in respect of this insurance policy.

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

Outside Director Nomination Committee

Under Korean law and our articles of incorporation, we are required to have an Outside Director Nomination Committee for the nomination of outside directors. Our Outside Director Nomination Committee is currently comprised of two outside directors, Sang Hee Park and Jung Suk Oh, and one non-outside director, Sangwoo Lee. The chairman is Sang Hee Park. The Outside Director Nomination Committee reviews the qualifications of potential candidates for outside directors and proposes nominees to serve on our board of directors.

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

Item 6.D. Employees

As of December 31, 2025, we had 53,049 employees, including 28,617 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2023, 2024 and 2025:

	As of December 31,
Employees(1)	2023	2024	2025
Production	55,469	50,814	43,065
Technical(2)	8,098	7,393	7,574
Sales & Marketing	1,603	1,432	1,289
Management & Administration	1,248	1,153	1,121
Total	66,418	60,792	53,049

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

As of December 31, 2025, more than half of our employees based in Korea were union members, and production employees accounted for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We consider our relationship with our employees to be good.

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

Under the Guarantee of Workers’ Retirement Benefits Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. As of December 31, 2025, the present value of our defined benefit obligations amounted to ~~W~~1,276 billion (US$883 million), while the fair value of our benefit plan assets amounted to ~~W~~1,474 billion (US$1,020 million), including amounts relating to employees of our foreign subsidiaries. See Note 13 of the notes to our financial statements for a discussion on the method of calculating our recognized liabilities for defined benefit obligations.

As of December 31, 2025, our employee stock ownership association owned approximately 1.9% of our common stock. In March 2024, we offered 28,436,860 of the 142,184,300 new shares of common stock to members of the employee stock ownership association as part of our capital increase, and all such shares were subscribed by members of our employee stock ownership association.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our executive officers held, as a group, 63,178 shares of our common stock as of April 16, 2025, the most recent date for which this information is available. Our executive officers acquired our shares of common stock through our employee stock ownership association and pursuant to open market purchases on the Korea Exchange. Due to Korean law restrictions, our registered executive officers, including our chief executive officer and chief financial officer do not participate in the employee stock ownership association. Each of our directors and executive officers beneficially owns less than one percent of our common stock on an individual basis.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us as of March 31, 2026 to own beneficially more than 5% of our outstanding shares:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics(1)	183,593,207	36.7%
BlackRock Fund Advisors(2)	25,178,978	5.0%

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
(2)
The number of shares of common stock indicated are the total number of voting shares held by BlackRock Fund Advisors as of March 23, 2026, according to their report on significant holdings of stocks filed with the Financial Supervisory Service of Korea on March 30, 2026.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of April 16, 2026. None of our major shareholders identified above has voting rights different from those of our other shareholders.

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

Sales to LG Electronics and its subsidiaries, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to ~~W~~3,413 billion (US$2,363 million), or 13.2% of our sales, in 2025.

Purchases from LG Electronics

We purchase equipment, photo masks, components and certain services, such as transportation, warehousing and other related logistics services, from LG Electronics and its subsidiaries. Our purchases from LG Electronics and its subsidiaries amounted to ~~W~~410 billion (US$284 million), or 3.8% of our total purchases, in 2025.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, certain of the raw materials, components and other materials necessary for our production process from other companies in the LG Group. Our purchases of raw materials, such as polarizers, from LG Chem, an affiliate of LG Corp., amounted to ~~W~~341 billion (US$236 million), or 3.2% of our total purchases, in 2025.

Our total purchases, including purchases of materials, supplies and services, from companies in the LG Group, excluding LG Electronics and LG Chem and their respective subsidiaries, amounted to ~~W~~402 billion (US$278 million), or 3.7% of our total purchases, in 2025.

Intellectual Property Related Agreements with LG Corp. and LG Electronics

We have entered into successive trademark license agreements with LG Corp., the holding company of the LG Group, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses. As of April 16, 2026, we have made all monthly payments required to be made to LG Corp. in accordance with the terms of the current agreement.

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

Long-Term Borrowings Agreement with LG Electronics

In March 2023, we entered into an agreement to obtain a long-term borrowing from LG Electronics, our largest shareholder, in the aggregate amount of ~~W~~1 trillion with an interest rate of 6.06% per year. We received ~~W~~0.65 trillion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~0.35 trillion on April 20, 2023. Under the terms of the agreement, we were responsible only for interest payments during the first two years of the borrowing term, with the principal amount originally scheduled for repayment on a quarterly basis during the final year. We fully repaid the outstanding principal on June 5, 2025, and no amounts were outstanding as of December 31, 2025. We obtained such borrowing in order to strengthen the competitiveness of our OLED business as well as for general corporate purposes.

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

Item 7.C.Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-87.

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

A number of claims alleging damages were filed against LG Display and other entities in the United Kingdom as follow-on claims from the above-described European Commission’s decision in December 2010. We have since reached settlements with each of the claimants, with the exception of a follow-on damages claim filed by Granville in December 2016. In February 2024, the court rendered its judgment on such follow-on damages claim against the defendants, including us. In March 2025, Granville appealed such decision, and on April 1, 2026, the Court of Appeal rendered its judgment on the appeal against the defendants. As of April 16, 2026, the amount for which we will be liable remain subject to further determination by the Court of Appeal.

In December 2013, a class action complaint was filed by Hatzlacha, a consumer organization, on behalf of Israeli consumers against LG Display and other defendants in the Central District in Israel. As of April 16, 2026, we have not been served with the complaint from Hatzlacha.

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

At each of our annual general meeting of shareholders that was held on March 21, 2023, March 22, 2024, March 20, 2025 and March 19, 2026, we did not declare any cash dividend to our shareholders.

Item 8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.THE OFFER AND LISTING

Item 9.A. Offer and Listing Details.

Principal Trading Market

The principal trading market for our common stock is the Korea Exchange. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the Korea Exchange since July 23, 2004 under the identifying code 034220. As of December 31, 2025, 500,000,000 shares of common stock were outstanding. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank as ADS depositary and have been listed on the New York Stock Exchange under the ticker symbol “LPL” since July 22, 2004. One ADS represents one-half of one share of common stock. As of December 31, 2025, 35,191,892 ADSs were outstanding.

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

General

Under our articles of incorporation, which was last amended in March 2026, the total number of shares authorized to be issued by us is 1,000,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of ~~W~~5,000 per share. We are authorized to issue preferred stock of up to one-fourth of the total number of outstanding shares. As of December 31, 2025, 500,000,000 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. As of December 31, 2025, approximately 1.9% of our common stock was held by our employee stock ownership association. In March 2024, we offered 28,436,860 of the 142,184,300 new shares of common stock to members of the employee stock ownership association as part of our capital increase, and all such shares were subscribed by members of our employee stock ownership association.

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

Pursuant to the amendments to the Korean Commercial Code, we have amended our articles of incorporation to hold a general meeting of shareholders in which some shareholders may participate and vote by electronic means from a remote location without being physically present at the place of the meeting (an “electronic shareholders’ meeting”). The relevant amendments to our articles of incorporation will become effective on January 1, 2027, in line with the effective date of the amended Korean Commercial Code.

Directors

Under the Korean Commercial Code and our articles of incorporation, any director wishing to enter into a transaction with us in his or her capacity is required to obtain prior approval from the board of directors, and any director with an interest in the transaction may not vote at the meeting of the board of directors to approve the transaction.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock, except that voting rights may not be exercised with respect to shares of common stock held by us or by a corporate shareholder in which we own, directly or indirectly, more than 10% of its voting stock. The Korean Commercial Code permits cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our articles of incorporation prohibit cumulative voting. Pursuant to the amendment to the Korean Commercial Code, large-scale listed companies (i.e., listed companies with total assets of ~~W~~2 trillion or more as of the end of the most recent fiscal year) are not permitted to prohibit cumulative voting, effective from the first convocation of a general meeting of shareholders for the appointment of directors on or after September 10, 2026. Accordingly, as we qualify as a large-scale listed company, we have amended our articles of incorporation to ensure that cumulative voting is not excluded, in compliance with the aforementioned amendment, starting from the first convocation of a general meeting of shareholders for the appointment of directors on or after September 10, 2026.

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

Shareholders may exercise their voting rights by proxy. Pursuant to the amendments to the Korean Commercial Code, we have amended our articles of incorporation to permit shareholders to exercise their voting rights by proxy through electronic documents, in addition to the existing method of granting a proxy in written documents. The relevant amendments to our articles of incorporation will become effective on January 1, 2027, in line with the effective date of the amended Korean Commercial Code.

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

Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, subject to certain exceptions, Korean tax law requires you (or your agent) as the beneficial owner of such Korean source income to submit the relevant application (for reduced withholding tax rate, an “application for entitlement to reduced tax rate” and in the case of exemption from withholding tax, an “application for tax exemption” under a tax treaty along with a certificate of your tax residence issued by a competent authority of your country of residence) (“BO Application”). However, if you are an entity seeking such tax exemption for an amount that is ~~W~~1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is ~~W~~1 billion or more), in addition to the certificate of tax residence issued by a competent authority of your country of residence, you will be required to submit (i) the names and addresses of all of the members of your board of directors, (ii) the identities and shareholding percentages of all of your shareholders (provided that if there are more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to the country of residence (or, if you are an entity that has been in existence for less than three years, audit reports since incorporation). Such application should be submitted to the withholding agent prior to the payment date of such Korean source income. Subject to certain exceptions, where the Korean source income is paid to an overseas investment vehicle that is not the beneficial owner of such income (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to the Korean source income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO Applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such Korean source income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of an application for tax exemption, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. On the other hand, in the case of an application for entitlement to reduced tax rate, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the end of February of the year following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange in 2026, you will be subject to securities transaction tax at the rate of 0.05% and agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to agriculture and fishery special surtax.

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

The U.S. dollar amount of “qualified dividends” received by an individual U.S. holder in respect of shares of common stock or ADSs generally will be subject to taxation at a lower rate than other ordinary income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, dividends paid on the common stock or ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (the “IRS”) has approved for purposes of the qualified dividend income rules or the dividends are paid with respect to ADSs that are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Treaty has been approved for purposes of the qualified dividend rules. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, unless you have the right to receive cash or property instead, in which case you will be treated as if you received cash equal to the fair market value of the distribution.

Sale or Other Disposition

Upon a sale, exchange or other taxable disposition of the shares of common stock, you will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the shares or ADSs, as applicable, as determined in U.S. dollars as discussed below. Such gain or loss will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

If you sell or otherwise dispose of shares of common stock or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If you are an accrual basis U.S. holder that makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares of common stock or ADSs.

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend withholding tax paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Korean tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax. If you consistently elect to apply a modified version of these rules under temporary guidance, and comply with specific requirements as set forth in such guidance, the Korean tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain, and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for you or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the foreign tax credit requirements discussed above, any Korean tax imposed on the sale or other disposition of the shares of common stock or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except if you consistently elect to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and comply with the specific requirements set forth in such guidance. Additionally, any capital gain or loss recognized on the sale or other disposition of the shares of common stock or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares of common stock or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares of common stock or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon your particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations, and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our short-term and long-term debt obligations, which are typically incurred to fund capital expenditures and repay maturing debt, as well as for working capital and other general corporate purposes. As of December 31, 2025, we had outstanding short-term and long-term debt, including current portion and prior to deducting discounts on bonds, in the aggregate amount of ~~W~~12,665 billion (US$8,767 million). See Note 25(a) of the notes to our financial statements.

From time to time, we may enter into interest rate swap contracts to hedge against the effects of interest rate fluctuations of certain of our floating rate long-term debt. As of December 31, 2025, ~~W~~2,280 billion (US$1,578 million) of our Korean Won denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in between 2026 and 2028, and US$250 million of our U.S. dollar-denominated floating rate long-term borrowings were hedged against interest rate fluctuations using variable-to-fixed interest rate swap contracts that expire in 2027. In connection with such contracts, we recognized a gain on valuation of derivatives of ~~W~~16 billion (US$11 million) in 2025. The table below provides information about our interest rate swap contracts. The table presents notional amounts used to calculate the contractual payments to be exchanged under such contracts.

	Expected Maturity Dates											Fair Value at
	2026		2027		2028		2029	2030	Thereafter	Total		December 31, 2025
	(in billions of Won and millions of US$, except for interest rate percentages)
Interest rate swaps
Variable to fixed (~~W~~)(1)	~~W~~	575	~~W~~	775	~~W~~	930	—	—	—	~~W~~	2,280	~~W~~	2,280
Average pay rate		4.29%		4.25%		4.23%	—	—	—
Average receive rate		4.32%		4.60%		4.79%	—	—	—
Variable to fixed (US$)(1)		—	US$	250		—	—	—	—	US$	250	US$	250
Average pay rate		4.89%		4.89%		—	—	—	—
Average receive rate		4.89%		4.56%		—	—	—	—

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

As of December 31, 2025, we had US$565 million aggregate principal amount of U.S. dollar denominated short-term loans, US$2,350 million aggregate principal amount of U.S. dollar denominated long-term loans, CNY19,332 million aggregate principal amount of CNY denominated long-term loans, and ~~W~~4,000 billion aggregate principal amount of Korean Won denominated long-term loans. As of December 31, 2025, the interest rates for our U.S. dollar denominated loans ranged from 4.51% to 6.27%, the interest rates for our CNY denominated loans ranged from 2.03% to 3.06%, and the interest rates for our Korean Won denominated loans ranged from 3.46% to 5.65%. See Note 12 of the notes to our financial statements.

If interest rates on borrowings with floating rates had been 1% higher or lower with all other variables held constant, the impact on the profit or loss before income tax of the applicable period would be as follows:

	For the Years Ended December 31,
	2023				2024				2025
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
Increase or decrease in profit or loss before income tax(1)	~~W~~	(102)	~~W~~	102	~~W~~	(98)	~~W~~	98	~~W~~	(101)	~~W~~	101
(1)
Includes financial instruments subject to interest rate swap transactions not designated as hedging instruments

The table below provides information about our financial instruments that are sensitive to changes in interest rates.

	Expected Maturity Dates
	2026		2027		2028	2029	2030	Thereafter	Total		Fair Value at December 31, 2025
	(in billions of Won, except for interest rate percentages)
Debt obligations
Fixed rate (~~W~~)	~~W~~	630	~~W~~	475	—	—	—	—	~~W~~	1,105	~~W~~	1,109
Average interest rate		4.6%		3.8%	—	—	—	—
Variable rate (~~W~~)	~~W~~	815	~~W~~	1,185	1,205	50	25	—	~~W~~	3,280	~~W~~	3,280
Average interest rate		4.4%		4.4%	4.3%	4.5%	4.5%	—
Fixed rate (CNY)	~~W~~	2	~~W~~	276	—	—	—	—	~~W~~	279	~~W~~	274
Average interest rate		2.5%		2.5%	—	—	—	—
Variable rate (CNY)	~~W~~	926	~~W~~	630	2,124	—	—	—	~~W~~	3,680	~~W~~	3,680
Average interest rate		2.4%		2.3%	2.7%	—	—	—
Fixed rate (US$)	~~W~~	595	~~W~~	574	—	—	—	—	~~W~~	1,169	~~W~~	1,196
Average interest rate		4.3%		5.9%	—	—	—	—
Variable rate (US$)	~~W~~	646	~~W~~	1,471	725	326	—	—	~~W~~	3,168	~~W~~	3,168
Average interest rate		5.1%		5.4%	5.2%	4.9%	—	—

For a further discussion of our interest rate risk exposures, including a further sensitivity analysis on our interest rate risk exposures, see Notes 12 and 25 of the notes to our financial statements.

Foreign Currency Risk

The primary foreign currency to which we are exposed is the U.S. dollar. We are also exposed, to a lesser extent, to other foreign currencies, including the Japanese Yen as well as the Chinese Yuan, and the Vietnamese Dong. For a further discussion of our net exposure to U.S. dollar and Japanese Yen, see Note 25 of the notes to our financial statements.

From time to time, we hedge against the effect of exchange rate fluctuations of the U.S. dollar and Chinese Yuan against the Korean Won on our U.S. dollar and Chinese Yuan debt exposure using cross-currency swap contracts. The table below sets forth our outstanding cross currency interest rate swap contracts as of December 31, 2025.

Cross Currency Interest Rate Swap Contracts:

Contracts to sell Korean (Won)/buy US$:

Outstanding contract amount	US$	1,600 million
Average contractual exchange rate	(Won)	1,371.4/US$
Change in fair value	(Won)	(133.1) billion

Contracts to sell Korean (Won)/buy CNY:

Outstanding contract amount	CNY	380 million
Average contractual exchange rate	(Won)	199.1/CNY
Change in fair value	(Won)	(5.9) billion

In addition to relying on natural hedges created by foreign currency assets and liabilities, from time to time we have entered, and may in the future enter, into forward exchange contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our foreign currency liabilities. Gains and losses on forward exchange contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss. As of December 31, 2025, we did not have any outstanding forward exchange contracts.

Our foreign currency exposure and changes in profit or loss before income tax resulting from a 5% foreign exchange rate change of each of the U.S. dollar and the Japanese Yen against the Korean Won are as follows:

	For the Years Ended December 31,
	2023			2024	2025
	Profit or Loss Before Income Tax			Profit or Loss Before Income Tax	Profit or Loss Before Income Tax
	(In billions of Won)
U.S. Dollars (5% weakening)	~~W~~	58	~~W~~	(36)	~~W~~	21
U.S. Dollars (5% strengthening)		(58)		36		(21)
Japanese Yen (5% weakening)		(11)		(7)		(5)
Japanese Yen (5% strengthening)		11		7		5

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

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our largest shareholder as an end-brand customer, together accounted for a substantial majority of our sales in each of 2023, 2024 and 2025. While we negotiate directly with our end-brand customers concerning the price and quantity of the sales, for some sales transactions we invoice the end-brand customers’ designated system integrators. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, we are exposed to credit risks associated with these entities. We have established certain measures, such as factoring arrangements and requirement of credit insurance from customers, to protect us from excessive exposure to such credit risks.

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

Fees and Payments from the Depositary to Us

In 2025, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of proxy process expenses (printing, postage and distribution)(1)	US$	744,802.97
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our Form 20-F for the fiscal year 2024(1)	US$	744,802.97

(1)
Under discussions with the depositary for the amount of applicable payment with respect to 2025.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Samil PricewaterhouseCoopers (“PwC”), an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accounting firm, PwC, during the fiscal years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024		2025
	(in millions of Won)
Audit fees	~~W~~	5,881	~~W~~	5,492
Audit-related fees		—		—
Tax fees		820		993
All other fees		—		—
Total fees	~~W~~	6,701	~~W~~	6,485

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

Audit Committee Pre-Approval Policies and Procedures

Under our Audit Committee’s pre-approval policies and procedures, all audit and non-audit services to be provided to us by our independent auditors must be pre-approved by our Audit Committee on a case-by-case basis. Our Audit Committee does not pre-approve any audit or non-audit services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of the SEC and applicable law. In 2025, no fees were approved pursuant to the de minimis exception.

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

Our CISO is appointed in accordance with the requirements set forth by the Act on Promotion of Information and Communications Network Utilization and Data Protection in Korea. Our current acting CISO, whose formal registration under such Act is pending as of the date of this annual report, has more than four years of information security-related work experience.

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

2.5	Description of LG Display Co., Ltd.’s Capital Stock (see Item 10.B. Memorandum and Articles of Association)
2.6	Description of LG Display Co., Ltd.’s American Depositary Shares
8.1	List of subsidiaries of LG Display Co., Ltd. (see Note 1(b) of the notes to the consolidated financial statements of LG Display Co., Ltd. included in this annual report)
11.1*	Insider Trading Policy (translation in English) (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 28, 2025)
12.1	Section 302 certification of the Chief Executive Officer
12.2	Section 302 certification of the Chief Financial Officer
13.1	Section 906 certification of the Chief Executive Officer
13.2	Section 906 certification of the Chief Financial Officer
97.1*

LG Display Co., Ltd.’s Clawback Guidelines for Misstatements of Financial Statements, etc. (translation in English) (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report (No. 001-32238) on Form 20-F, filed on April 29, 2024)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 has been formatted in Inline XBRL

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

Date: April 28, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

LG Display Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment test of the cash generating unit to which goodwill has been allocated

As described in Note 10 to the consolidated financial statements, the carrying amount of goodwill recognized at the end of reporting period amounting to ~~W~~28,307 million, all of which has been allocated to the Display cash generating unit (CGU). Management conducted an impairment test by estimating the recoverable amount using the value in use based on the discounted cash flow model as of December 31, 2025. Management’s estimate of the recoverable amount included significant judgments and assumptions relating to projected operating income (loss) and discount rate.

The principal considerations for our determination that performing procedures relating to impairment test of the CGU to which goodwill has been allocated is a critical audit matter are (i) the significant judgement by management when developing the recoverable amount of the Display CGU; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s key assumptions related to projected operating income (loss) and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the appropriateness of impairment test of the CGU to which goodwill has been allocated. These procedures also included, among others, (i) testing management’s process for developing the recoverable amount estimate (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions applied by management related to projected operating income (loss) and discount rate. Evaluating management’s significant assumptions related to projected operating income (loss) involved assessing the feasibility of the business plan utilized in the management’s calculation of value in use by comparing earlier forecasts with the actual performance in the current period. Professionals with specialized skill and knowledge were used to assist in evaluating (a) the appropriateness of the discounted cash flow model, (b) the reasonableness of management’s significant assumptions relating to the discount rate, (c) the reliability of underlying data and (d) the mathematical accuracy of the calculation of the estimate by management.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 28, 2026

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
LG Display Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Seoul, Korea

April 29, 2024

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2024 and 2025

(In millions of won)	Note	December 31, 2024		December 31, 2025
Assets
Cash and cash equivalents	4, 25	~~W~~	2,021,640	1,572,058
Deposits in banks	4, 25		600	600
Trade accounts and notes receivable, net	5, 15, 25, 28		3,624,477	2,359,184
Other accounts receivable, net	5, 25		250,029	180,413
Other current financial assets	6, 25		328,621	89,525
Inventories, net	7		2,671,242	2,545,666
Prepaid income taxes			12,774	38,558
Assets held for sale	1		983,317	—
Other current assets			230,337	196,073
Total current assets			10,123,037	6,982,077
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		33,177	36,506
Other non-current financial assets	6, 25		232,652	202,051
Property, plant and equipment, net	9, 17		17,202,873	14,470,776
Intangible assets, net	10, 17		1,558,407	1,478,035
Investment property	11, 17		27,911	18,031
Deferred tax assets, net	23		3,504,177	3,510,156
Defined benefit assets, net	13		160,752	198,535
Other non-current assets			16,569	20,522
Total non-current assets			22,736,529	19,934,623
Total assets		~~W~~	32,859,566	26,916,700

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2024 and 2025

(In millions of won)	Note	December 31, 2024		December 31, 2025
Liabilities
Trade accounts and notes payable	25, 28	~~W~~	4,156,149	3,307,687
Current financial liabilities	12, 25, 26, 27, 28		6,527,450	3,798,394
Other accounts payable	25		1,720,670	1,461,014
Accrued expenses			634,473	782,552
Income tax payable, net			65,366	39,219
Provisions	14		105,251	86,290
Advances received			904,628	35,981
Liabilities held for sale	1		1,656,841	—
Other current liabilities			88,256	85,334
Total current liabilities			15,859,084	9,596,471
Non-current financial liabilities	12, 25, 26, 27, 28		8,091,407	8,934,975
Non-current provisions	14		60,908	55,345
Defined benefit liabilities, net	13		1,093	1,109
Long-term advances received			220,500	—
Other non-current liabilities	25		553,767	489,562
Total non-current liabilities			8,927,675	9,480,991
Total liabilities			24,786,759	19,077,462
Equity
Share capital	16		2,500,000	2,500,000
Share premium	16		2,773,587	2,740,811
Retained earnings (Accumulated Deficit)			(18,512)	281,912
Reserves	16		995,823	1,081,401
Accumulated other comprehensive income held for sale	1		291,363	—
Equity attributable to owners of the Parent			6,542,261	6,604,124
Non-controlling interests			1,530,546	1,235,114
Total equity			8,072,807	7,839,238
Total liabilities and equity		~~W~~	32,859,566	26,916,700

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2023, 2024 and 2025

(In millions of won, except earnings per share)	Note	2023		2024	2025
Revenue	17, 28	~~W~~	21,330,819	26,615,347	25,810,082
Cost of sales	7, 18, 28		(20,985,643)	(24,039,928)	(22,433,623)
Gross profit			345,176	2,575,419	3,376,459

Selling expenses	18, 19		(575,785)	(584,692)	(480,814)
Administrative expenses	18, 19		(899,902)	(1,103,617)	(967,882)
Research and development expenses	18		(1,379,653)	(1,447,706)	(1,410,786)
Other income	20		1,472,258	2,100,443	2,596,150
Other expenses	20		(1,786,234)	(2,797,981)	(2,039,451)
Finance income	21		1,122,294	883,094	578,446
Finance costs	21		(1,634,534)	(1,821,912)	(1,152,916)
Equity in income (loss) of equity accounted investees, net			(3,061)	5,412	2,483

Profit (loss) before income tax			(3,339,441)	(2,191,540)	501,689
Income tax benefit (expense)	22		762,712	(217,760)	(197,882)

Profit (loss) for the year			(2,576,729)	(2,409,300)	303,807

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 22		49,817	(131,835)	74,112
Other comprehensive income (loss) from associates	8		170	(85)	—
			49,987	(131,920)	74,112

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2023, 2024 and 2025

(In millions of won, except earnings per share)	Note		2023	2024	2025
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16, 22	~~W~~	23,143	926,637	(184,430)
Other comprehensive income (loss) from associates	8, 16		(2,824)	3,320	2,272
			20,319	929,957	(182,158)
Other comprehensive income (loss) for the year, net of income tax			70,306	798,037	(108,046)
Total comprehensive income (loss) for the year		~~W~~	(2,506,423)	(1,611,263)	195,761

Profit (loss) attributable to:
Owners of the Parent Company			(2,733,742)	(2,562,606)	226,312
Non-controlling interests			157,013	153,306	77,495
Profit (loss) for the year		~~W~~	(2,576,729)	(2,409,300)	303,807

Total comprehensive income (loss) attributable to:
Owners of the Parent Company			(2,647,407)	(1,923,316)	94,639
Non-controlling interests			140,984	312,053	101,122
Total comprehensive income (loss) for the year		~~W~~	(2,506,423)	(1,611,263)	195,761

Earnings (loss) per share (in won)
Basic earnings (loss) per share	24	~~W~~	(7,177)	(5,438)	453
Diluted earnings (loss) per share	24		(7,177)	(5,438)	453

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2024 and 2025

	Attributable to owners of the Parent Company
	Share		Share	Retained earnings (Accumulated		Other comprehensive income classified as		Non-controlling	Total
(In millions of won)	capital		premium	deficit)	Reserves	held for sale	Sub-total	interests	equity
Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	5,359,769	479,628	—	9,879,589	1,439,638	11,319,227
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,733,742)	—	—	(2,733,742)	157,013	(2,576,729)
Other comprehensive income (loss)		—	—	49,987	36,348	—	86,335	(16,029)	70,306
	~~W~~	—	—	(2,683,755)	36,348	—	(2,647,407)	140,984	(2,506,423)
Transaction with owners, recognized directly in equity
Dividends to non-controlling shareholders in subsidiaries		—	—	—	—	—	—	(42,260)	(42,260)
Dividends to equity holders		—	—	—	—	—	—	—	—
Balances at December 31, 2023	~~W~~	1,789,079	2,251,113	2,676,014	515,976	—	7,232,182	1,538,362	8,770,544

	Attributable to owners of the Parent Company
	Share		Share	Retained earnings (Accumulated		Other comprehensive income classified as		Non-controlling	Total
(In millions of won)	capital		premium	deficit)	Reserves	held for sale	Sub-total	interests	equity
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	2,676,014	515,976	—	7,232,182	1,538,362	8,770,544
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,562,606)	—	—	(2,562,606)	153,306	(2,409,300)
Other comprehensive income (loss)		—	—	(131,920)	479,847	291,363	639,290	158,747	798,037
	~~W~~	—	—	(2,694,526)	479,847	291,363	(1,923,316)	312,053	(1,611,263)
Transaction with owners, recognized directly in equity
Capital increase		710,921	569,893	—	—	—	1,280,814	—	1,280,814
Acquisition of non-controlling shareholders' interests in subsidiaries		—	(47,419)	—	—	—	(47,419)	(183,850)	(231,269)
Subsidiaries' dividends distributed to non- controlling interests		—	—	—	—	—	—	(136,019)	(136,019)
Balances at December 31, 2024	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2023, 2024 and 2025

	Attributable to owners of the Parent Company
	Share		Share	Retained earnings (Accumulated		Other comprehensive income classified as		Non-controlling	Total
(In millions of won)	capital		premium	deficit)	Reserves	held for sale	Sub-total	interests	equity
Balances at January 1, 2025	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Total comprehensive income (loss) for the year
Profit for the year		—	—	226,312	—	—	226,312	77,495	303,807
Other comprehensive income (loss)		—	—	74,112	85,578	(291,363)	(131,673)	23,627	(108,046)
	~~W~~	—	—	300,424	85,578	(291,363)	94,639	101,122	195,761
Transaction with owners, recognized directly in equity
Change in scope of consolidation		—	(32,776)	—	—	—	(32,776)	(396,554)	(429,330)
Balances at December 31, 2025	~~W~~	2,500,000	2,740,811	281,912	1,081,401	—	6,604,124	1,235,114	7,839,238

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2024 and 2025

(In millions of won)	Note	2023		2024	2025
Cash flows from (used in) operating activities:
Cash generated from operations	27	~~W~~	2,819,329	3,373,456	3,169,950
Income taxes paid			(290,102)	(139,782)	(161,462)
Interest received			144,402	93,945	54,915
Interest paid			(990,881)	(915,858)	(711,320)

Cash flows from operating activities			1,682,748	2,411,761	2,352,083

Cash flows from (used in) investing activities:
Dividends received		~~W~~	15,200	200	1,930
Increase in deposits in banks			(943,166)	(1,700)	(1,700)
Proceeds from withdrawal of deposits in banks			1,785,231	921,995	1,700
Acquisition of financial assets at fair value through profit or loss			(4,615)	(5,470)	(1,422)
Proceeds from disposal of financial asset at fair value through profit or loss			546	5,301	4,275
Acquisition of financial assets at fair value through other comprehensive income			(3,000)	—	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			2,671	—	—
Proceeds from disposal of investments in associates			—	17,609	—
Proceeds from disposal of assets held for sale			—	—	813,311
Acquisition of property, plant and equipment			(3,482,754)	(2,129,735)	(1,347,937)
Proceeds from disposal of property, plant and equipment			485,659	248,460	122,850
Acquisition of intangible assets			(672,076)	(786,819)	(759,146)
Proceeds from disposal of intangible assets			6,328	6,257	1,918
Proceeds from insurance payout			—	49,995	—
Government grants received			7,417	2,307	1,041
Proceeds from settlement of derivatives			178,610	274,173	157,984
Decrease in short-term loans			27,411	19,697	21,558

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023, 2024 and 2025

(In millions of won)	Note	2023		2024	2025
Cash flows from (used in) investing activities, Continued:
Increase in deposits		~~W~~	(3,992)	(2,036)	(4,405)
Decrease in deposits			4,535	2,124	7,682
Proceeds from disposal of greenhouse gas emission permits			6,659	14,394	1,742

Cash flows used in investing activities			(2,589,336)	(1,363,248)	(978,619)

Cash flows from (used in) financing activities:	27
Proceeds from short-term borrowings		~~W~~	6,729,725	5,219,941	4,385,305
Repayments of short-term borrowings			(7,446,111)	(6,285,819)	(4,502,811)
Proceeds from issuance of bonds			469,266	—	—
Repayments of current portion of bonds			(433,990)	(370,000)	(612,000)
Proceeds from long-term borrowings			4,765,524	2,912,552	4,919,708
Repayments of long-term borrowings			—	—	(245,735)
Repayments of current portion of long-term borrowings			(2,625,970)	(3,638,904)	(5,808,062)
Payment of lease liabilities			(73,483)	(71,008)	(52,902)
Repayments of security deposits received			—	—	(40,500)
Capital increase			—	1,292,455	—
Transaction cost from capital increase			—	(11,641)	—
Acquisition of non-controlling shareholders' interests in subsidiaries			—	(245,362)	—
Dividends to non-controlling shareholders in subsidiaries			(34,098)	(136,519)	(6,390)

Cash flows from (used in) financing activities			1,350,863	(1,334,305)	(1,963,387)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023, 2024 and 2025

(In millions of won)	Note	2023		2024	2025
Net increase (decrease) in cash and cash equivalents		~~W~~	444,275	(285,792)	(589,923)
Cash and cash equivalents included in assets held for sale at January 1			—	—	158,415
Cash and cash equivalents at January 1			1,824,649	2,257,522	2,021,640
Effect of exchange rate fluctuations on cash held			(11,402)	208,325	(18,074)
Cash and cash equivalents included in assets held for sale at December 31			—	(158,415)	—
Cash and cash equivalents at December 31		~~W~~	2,257,522	2,021,640	1,572,058

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

1.
Reporting Entity
(a)
Description of the Parent Company

LG Display Co., Ltd. (the "Parent Company") was incorporated in February 1985 and the Parent Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2025, the Group operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of December 31, 2025, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of December 31, 2025, 500,000,000 shares of the Parent Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 35,191,892 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

(b)
Consolidated Subsidiaries as of December 31, 2025

Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12,1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15,2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Operation of welfare facilities
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

(*) For the year ended December 31, 2025, the Parent Company contributed ~~W~~2,831 million in cash for the capital increase and recovery ~~W~~2,018 million of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

1.
Reporting Entity, Continued
(c)
Change in scope of Consolidation

For the year ended December 31, 2024, management of the Group decided to sell its entire stake 80% in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction was completed on April 1, 2025.

Subsidiaries	Location	Percentage of ownership(%)	Reason
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100	Disposal
LG Display (China) Co., Ltd.	Guangzhou, China	80	Disposal

(d)
Information of subsidiaries (before elimination of intercompany transactions) which have material non-controlling interests as of and for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
(In millions of won)	LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interests (%)		30
Current assets	~~W~~	3,796,310
Non-current assets		2,621,361
Current liabilities		978,596
Non-current liabilities		2,586,633
Net assets		2,852,442
Book value of non-controlling interests		854,346
Revenue	~~W~~	2,432,838
Profit for the year		374,836
Profit attributable to non-controlling interests		112,451
Cash flows from operating activities	~~W~~	777,354
Cash flows used in investing activities		(979,167)
Cash flows from financing activities		365,898
Effect of exchange rate fluctuations on cash and cash equivalents		(3,571)
Net increase in cash and cash equivalents		160,514
Cash and cash equivalents at January 1		153,561
Cash and cash equivalents at December 31		314,075

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

1.
Reporting Entity, Continued

	2024
(In millions of won)	LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interests (%)		30
Current assets	~~W~~	5,666,246
Non-current assets		1,964,675
Current liabilities		2,193,788
Non-current liabilities		1,806,321
Net assets		3,630,812
Book value of non-controlling interests		1,087,857
Revenue	~~W~~	2,482,999
Profit for the year		432,402
Profit attributable to non-controlling interests		129,721
Cash flows from operating activities	~~W~~	1,252,886
Cash flows used in investing activities		(1,290,367)
Cash flows used in financing activities		(213,400)
Effect of exchange rate fluctuations on cash and cash equivalents		19,378
Net decrease in cash and cash equivalents		(231,503)
Cash and cash equivalents at January 1		314,075
Cash and cash equivalents at December 31		82,572

	2025
(In millions of won)	LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interests (%)		30
Current assets	~~W~~	6,157,564
Non-current assets		1,417,955
Current liabilities		1,114,830
Non-current liabilities		2,521,096
Net assets		3,939,593
Book value of non-controlling interests		1,180,491
Revenue	~~W~~	2,422,181
Profit for the year		236,175
Profit attributable to non-controlling interests		70,853
Cash flows from operating activities	~~W~~	786,058
Cash flows used in investing activities		(514,457)
Cash flows used in financing activities		(180,756)
Effect of exchange rate fluctuations on cash and cash equivalents		4,682
Net increase in cash and cash equivalents		95,527
Cash and cash equivalents at January 1		82,572
Cash and cash equivalents at December 31		178,099

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

2.
Basis of Presenting Financial Statements
(a)
Application of accounting standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Group’s management on April 16, 2026.

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

Estimates and assumptions are continuously evaluated, taking into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future period to be affected.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

(i)
Impairment of non-financial assets

The recoverable amount of a non-financial assets is determined as the greater of its value in use and its fair value less costs to sell.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

2.
Basis of Presenting Financial Statements, Continued
(d)
Estimates and Judgments, Continued

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

(iii)
Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. The discount rate is determined based on market yields of high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the duration and maturity profile of the related pension obligations. Other key assumptions related to defined benefit obligations are based on current market conditions.

During the reporting period, the Group changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation. (see Note 13)

3.
Material Accounting Policies

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

For the years ended December 31, 2023, 2024 and 2025

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

(b)
Foreign Currency Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(b)
Foreign Currency Translation, Continued

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at the exchange rates at the end of each reporting period. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at closing rate.

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

For the years ended December 31, 2023, 2024 and 2025

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(e)
Financial Instruments, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(e)
Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership are transferred. In addition, if the Group neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, it derecognizes the asset when it does not retain control of the asset.

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

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2025, non-derivative financial liabilities consist of borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(e)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(f)
Property, Plant and Equipment, Continued
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(h)
Government Grants, Continued
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

(i)
Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is not amortized and is measured at cost less accumulated impairment losses.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(i)
Intangible Assets, Continued
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

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(k)
Impairment, Continued

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

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Parent Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3. Material Accounting Policies, Continued

(k)
Impairment, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(l)
Leases, Continued

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(m)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(o)
Employee Benefits, Continued
(iv)
Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan, and the Group recognizes a net defined benefit liability by deducting the fair value of plan assets from the present value of the defined benefit obligation as of the reporting date.

The calculation is performed annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is measured by discounting the estimated future benefit payments using market yields on high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the timing and maturity profile of the expected benefit payments. The Group recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) includes the following components: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(p)
Revenue from contracts with customers, Continued

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

(r)
Finance Income and Finance Costs

Finance income includes interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs includes interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s)
Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(s)
Income Tax, Continued
(i)
Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of prepaid income tax and income tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

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

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Group reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the Group. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the Group. The Group recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(t)
Earnings Per Share

The Parent Company presents basic and diluted earnings per share (“EPS”) data for its common shares in the statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Parent Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u)
Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

(i)
Amendments to IAS 21 Effect of Exchange Rate Fluctuations, Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because the exchangeability between two currencies is lacking. The amendments do not have a significant impact on the consolidated financial statements.

(v)
New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group.

(i)
Amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosure

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is currently reviewing the impact of the amendment on the consolidated financial statements.

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
(ii)
Annual Improvement to IFRS Accounting Standards - Volume 11

Annual Improvements to IFRS Accounting Standards - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

-
Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

3.
Material Accounting Policies, Continued
(v)
New standards and interpretations not yet adopted by the Group, Continued
-
Amendments to IFRS 7 Financial Instruments: Disclosure: Gain or loss on derecognition and implementation guidance
-
Amendments to IFRS 9 Financial Instruments: Derecognition of lease liabilities and definition of transaction price
-
Amendments to IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Amendments to IAS 7 Statement of Cash Flows: Cost Method
(iii)
Amendments to IFRS 9 Financial Instruments, Amendments to IFRS 7 Financial Instruments: Disclosure – nature-dependent electricity contracts

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the consolidated financial statements.

(iv)
Standards to IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements, and includes new requirements aimed at improving comparability of financial performance among similar entities and providing more relevant information to users of financial statements. The amendments do not affect the recognition or measurement of items in the financial statements, but the impact on presentation and disclosure, including those relating to the statement of comprehensive income and management-defined performance measures, is expected to be extensive.

The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the years ended December 31, 2026 and 2025.

The Group is in the process of determining the impact on the Group of applying IFRS 18. Adoption of the standard is not expected to have an impact on the Group’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

(v)
IFRS 19 Subsidiaries without Public Accountability: Disclosures

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. This standard is not expected to have a significant impact on the financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

4.
Cash and Cash Equivalents and Deposits in Banks

Details of Cash and cash equivalents and deposits in banks as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Current assets
Cash and cash equivalents
Deposits		2,021,640	1,572,058
Deposits in banks
Time deposits	~~W~~	600	600
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable
(a)
Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Trade accounts and notes receivable, net	~~W~~	3,624,477	2,359,184
Other accounts receivable
Non-trade receivables, net	~~W~~	227,477	145,426
Accrued income, net		22,552	34,987
Subtotal		250,029	180,413
Total		3,874,506	2,539,597

(b)
The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2024 and 2025 are as follows:

		December 31, 2024
	Original amount			Allowance for doubtful account
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,609,870	207,928	(1,369)	(464)
1-15 days past due		15,951	37,722	(14)	(2)
16-30 days past due		4	1,915	—	(1)
31-60 days past due		35	350	—	(3)
More than 60 days past due		—	2,592	—	(8)
Total	~~W~~	3,625,860	250,507	(1,383)	(478)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

		December 31, 2025
	Original amount			Allowance for doubtful account
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,351,767	128,489	(722)	(523)
1-15 days past due		1,385	1,314	—	(1)
16-30 days past due		5,581	10,224	—	(1)
31-60 days past due		1,167	10,768	—	(3)
More than 60 days past due		6	30,422	—	(276)
Total	~~W~~	2,359,906	181,217	(722)	(804)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Trade accounts and notes receivable
(In millions of won)	2023		2024	2025
At January 1	~~W~~	875	933	1,383
(Reversal of) bad debt expense		58	450	(661)
At December 31	~~W~~	933	1,383	722

	Other accounts receivable
(In millions of won)	2023		2024	2025
At January 1	~~W~~	1,778	207	478
(Reversal of) bad debt expense		(239)	271	326
Write-off		(1,332)	—	—
At December 31	~~W~~	207	478	804

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

6.
Other Financial Assets

Details of other financial assets as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	186,676	62,740
Fair value hedging derivatives
Derivatives (*2)	~~W~~	99,116	—
Financial assets at amortized cost
Deposits	~~W~~	10,429	8,851
Short-term loans		26,098	13,318
Subtotal	~~W~~	36,527	22,169
Other financial assets
Lease receivables	~~W~~	6,302	4,616
Total	~~W~~	328,621	89,525

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	120,501	124,316
Convertible securities		1,470	—
Derivatives (*1)		69,575	69,247
Subtotal	~~W~~	191,546	193,563
Fair value hedging derivatives
Derivatives (*2)	~~W~~	19,982	—
Financial assets at amortized cost
Deposits	~~W~~	6,318	5,698
Long-term loans		11,045	—
Subtotal	~~W~~	17,363	5,698
Other financial assets
Lease receivables	~~W~~	3,761	2,790
Total	~~W~~	232,652	202,051

(*1) The derivatives, which are not designated as hedging instruments, arise from cross-currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

7.
Inventories

Details of inventories as of December 31, 2024 and 2025 are as follows:

(i)
As of December 31, 2024

(In millions of won)	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	995,999	(51,305)	944,694
Work-in-process		1,184,516	(82,655)	1,101,861
Raw materials		477,929	(17,648)	460,281
Supplies		184,869	(20,463)	164,406
Total	~~W~~	2,843,313	(172,071)	2,671,242

(ii)
As of December 31, 2025

(In millions of won)	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	802,647	(57,184)	745,463
Work-in-process		1,271,007	(156,597)	1,114,410
Raw materials		528,812	(24,969)	503,843
Supplies		204,905	(22,955)	181,950
Total	~~W~~	2,807,371	(261,705)	2,545,666

For the years ended December 31, 2023, 2024 and 2025, the amounts of inventories recognized as cost of sales and inventory write-downs included in cost of sales and usage of inventory write-downs are as follows:

(In millions of won)	2023		2024	2025
Cost of sales	~~W~~	20,985,643	24,039,928	22,433,623
Including: Inventory write-downs		192,627	175,262	257,995
Usage of inventory write-downs		245,619	192,627	172,071

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2023, 2024 and 2025.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

8.
Investments in Equity Accounted Investees
(a)
Details of investments in associates as of December 31, 2024 and 2025 are as follows:

(In millions of won)				December 31, 2024			December 31, 2025
Associates	Location	Closing	Business	Percentage of ownership	Carrying amount		Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	Production of glass for display	40%	~~W~~	29,479	40%	~~W~~	31,479
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December	Development of organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.(*)	Hwaseong, South Korea	December	Development, production, and sales of materials for display	14%		3,698	9%		5,027
Total					~~W~~	33,177		~~W~~	36,506

(*) Due to the investee’s issuance of new shares, the Parent Company’s percentage of ownership decreased from 14% to 9%.

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the years ended December 31, 2025 amounted to ~~W~~1,664 million (2023: ~~W~~15,200 million, 2024: ~~W~~200 million).

(b)
Summarized of financial information of the significant associates as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 are as follows:

Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2024		December 31, 2025
Total assets	~~W~~	123,520	122,221
Current assets		110,055	110,544
Non-current assets		13,465	11,677
Total liabilities		48,088	42,107
Current liabilities		47,418	41,469
Non-current liabilities		670	638

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

8.
Investments in Equity Accounted Investees, Continued

(In millions of won)	2023		2024	2025
Revenue	~~W~~	184,880	277,093	274,754
Profit (loss) for the year		(2,655)	10,015	7,499
Other comprehensive income (loss)		(4,894)	3,301	1,342
Total comprehensive income (loss)		(7,549)	13,316	8,841

(c)
The reconciliation of the summarized financial information of the significant associates to the carrying amounts of the equity accounted investments as of December 31, 2024 and 2025 are as follows:
(i)
As of December 31, 2024

(In millions of won)
Company	Net assets		Ownership interest	Net assets (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	75,432	40%	30,173	(694)	29,479

(ii)
As of December 31, 2025

(In millions of won)
Company	Net assets		Ownership interest	Net assets (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	80,114	40%	32,046	(567)	31,479

(d)
Carrying amount of other associates, in aggregate, as of December 31, 2024 and 2025 are as follows:
(i)
As of December 31, 2024

			Net profit (loss) of associates (applying ownership interest)
(In millions of won)	Book value		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	3,698	1,455	1,912	3,367

(ii)
As of December 31, 2025

			Net profit (loss) of associates (applying ownership interest)
(In millions of won)	Book value		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	5,027	(644)	2,263	1,619

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

8.
Investments in Equity Accounted Investees, Continued
(e)
Changes in investments in associates accounted for using the equity method for the years ended December 31, 2024 and 2025 are as follows:

(In millions of won)		2024
Company		January 1		Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31,
	Paju Electric Glass Co., Ltd.	~~W~~	24,200	—	—	3,957	1,322	—	29,479
Associates	Others		60,129	(60,581)	(200)	1,455	1,912	983	3,698
Total		~~W~~	84,329	(60,581)	(200)	5,412	3,234	983	33,177

(In millions of won)		2025
Company		January 1		Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31,
	Paju Electric Glass Co., Ltd.	~~W~~	29,479	—	(1,664)	3,127	537	—	31,479
Associates	Others		3,698	(1,853)	—	(644)	2,263	1,563	5,027
Total		~~W~~	33,177	(1,853)	(1,664)	2,483	2,800	1,563	36,506

9.
Property, Plant and Equipment
(a)
Changes in property, plant and equipment for the years ended December 31, 2024 and 2025 are as follows:
(i)
2024

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	~~W~~	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884
Accumulated depreciation as of January 1, 2024		—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)
Accumulated impairment loss as of January 1, 2024		—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)
Book value as of January 1, 2024	~~W~~	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332
Additions		—	—	—	—	1,499,468	33,865	—	1,533,333
Depreciation (*3)		—	(444,982)	(3,424,197)	(80,195)	—	(68,445)	(305,354)	(4,323,173)
Disposals		(47,344)	(28,598)	(132,473)	(178)	—	—	(52,377)	(260,970)
Impairment loss (*4)		—	(28)	(58,660)	(1,275)	(27,000)	—	(7,249)	(94,212)
Others (*5)		873	948,851	4,186,807	42,191	(5,565,372)	—	385,812	(838)
Government grants received		—	—	(2,307)	—	—	—	—	(2,307)
Effect of movements in exchange rates		—	265,665	350,074	7,520	106,339	23,058	9,741	762,397
Classified as held for sale		—	(545,867)	(24,526)	(4,050)	(9,778)	(18,791)	(8,677)	(611,689)
Book value as of December 31, 2024	~~W~~	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873
Acquisition cost as of December 31, 2024	~~W~~	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241
Accumulated depreciation as of December 31, 2024	~~W~~	—	(4,813,622)	(43,403,177)	(793,522)	—	(129,395)	(1,161,523)	(50,301,239)
Accumulated impairment loss as of December 31, 2024	~~W~~	—	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)

(*1) As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and instruments.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

9.
Property, Plant and Equipment, Continued

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(ii)
2025

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2025	~~W~~	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241
Accumulated depreciation as of January 1, 2025		—	(4,813,622)	(43,403,177)	(793,522)	—	(129,395)	(1,161,523)	(50,301,239)
Accumulated impairment loss as of January 1, 2025		—	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)
Book value as of January 1, 2025	~~W~~	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873
Additions		—	—	—	—	1,230,814	59,797	—	1,290,611
Depreciation (*3)		—	(405,985)	(2,820,923)	(68,357)	—	(54,801)	(298,610)	(3,648,676)
Disposals		(12,559)	(38,691)	(79,455)	(230)	—	—	(35,999)	(166,934)
Reversal (Impairment loss) (*4)		—	(1)	(1,696)	23	(151,170)	—	(6,418)	(159,262)
Others (*5)		2,320	78,511	824,638	59,400	(1,278,851)	—	319,314	5,332
Government grants received		—	—	(1,041)	—	—	—	—	(1,041)
Effect of movements in exchange rates		—	(25,102)	(26,561)	(610)	(4,615)	5,819	(1,058)	(52,127)
Book value as of December 31, 2025	~~W~~	416,103	4,833,964	5,571,363	107,377	3,085,896	99,748	356,325	14,470,776
Acquisition cost as of December 31, 2025	~~W~~	416,103	10,241,886	52,909,959	898,593	3,527,370	242,844	1,706,196	69,942,951
Accumulated depreciation as of December 31, 2025	~~W~~	—	(4,917,449)	(45,387,667)	(777,017)	—	(136,546)	(1,317,039)	(52,535,718)
Accumulated impairment loss as of December 31, 2025	~~W~~	—	(490,473)	(1,950,929)	(14,199)	(441,474)	(6,550)	(32,832)	(2,936,457)

(*1) As of December 31, 2025, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and instruments.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(b)
Capitalized borrowing costs and capitalization rate for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)	2023		2024	2025
Capitalized borrowing costs	~~W~~	258,168	41,826	13,962
Capitalization rate		5.18%	5.64%	4.57%

(c)
The Group provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2025, rental income from property, plant and equipment is ~~W~~5,028 million (2023: ~~W~~2,271 million, 2024: ~~W~~1,755 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

10.
Intangible Assets
(a)
Changes in intangible assets for the years ended December 31, 2024 and 2025 are as follows:
(i)
2024

(In millions of won)	Intellectual property rights		Software	Member-ships	Development costs	Construction -in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2024	~~W~~	2,189,071	1,403,157	23,463	2,295,468	33,036	12,763	109,115	6,066,073
Accumulated amortization as of January 1, 2024		(1,299,655)	(1,160,702)	—	(1,509,575)	—	(11,574)	—	(3,981,506)
Accumulated impairment loss as of January 1, 2024		(60,637)	(19,001)	(1,541)	(144,432)	—	(43)	(84,958)	(310,612)
Book value as of January 1, 2024	~~W~~	828,779	223,454	21,922	641,461	33,036	1,146	24,157	1,773,955
Additions - internally generated		—	—	—	548,224	—	—	—	548,224
Additions - external purchases		49,818	—	—	—	110,616	—	—	160,434
Amortization (*1)		(188,058)	(122,539)	—	(546,377)	—	(164)	—	(857,138)
Disposals		—	(187)	(6,433)	—	—	—	—	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	—	(66,028)	—	—	—	(72,476)
Others (*3)		—	128,986	—	—	(128,148)	—	—	838
Effect of movements in exchange rates		1,224	5,568	73	—	24	—	5,076	11,965
Classified as held for sale		—	(775)	—	—	—	—	—	(775)
Book value as of December 31, 202\4	~~W~~	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407
Acquisition cost as of December 31, 2024	~~W~~	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379
Accumulated amortization as of December 31, 2024	~~W~~	(1,525,276)	(1,228,377)	—	(1,715,408)	—	(11,738)	—	(4,480,799)
Accumulated impairment loss as of December 31, 2024	~~W~~	(60,627)	(24,192)	—	(64,353)	—	(43)	(84,958)	(234,173)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

(ii)
2025

(In millions of won)	Intellectual property rights		Software	Member-ships	Development costs	Construction -in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2025	~~W~~	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379
Accumulated amortization as of January 1, 2025		(1,525,276)	(1,228,377)	—	(1,715,408)	—	(11,738)	—	(4,480,799)
Accumulated impairment loss as of January 1, 2025		(60,627)	(24,192)	—	(64,353)	—	(43)	(84,958)	(234,173)
Book value as of January 1, 2025	~~W~~	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407
Additions - internally generated		—	—	—	546,706	—	—	—	546,706
Additions - external purchases		67,785	—	—	—	107,069	—	—	174,854
Amortization (*1)		(167,885)	(129,238)	—	(453,824)	—	(224)	—	(751,171)
Disposals		(326)	—	—	(3,741)	—	—	—	(4,067)
Reversal (Impairment loss) (*2)		(1,106)	286	—	(54,184)	—	—	—	(55,004)
Others (*3)		—	122,267	—	—	(113,582)	2,400	—	11,085
Effect of movements in exchange rates		86	(1,916)	(15)	—	(4)	—	(926)	(2,775)
Book value as of December 31, 2025	~~W~~	588,386	221,389	15,547	612,237	9,011	3,158	28,307	1,478,035
Acquisition cost as of December 31, 2025	~~W~~	2,335,399	1,553,129	15,547	2,622,548	9,011	15,163	113,265	6,664,062
Accumulated amortization as of December 31, 2025	~~W~~	(1,686,428)	(1,308,290)	—	(1,934,470)	—	(11,962)	—	(4,941,150)
Accumulated impairment loss as of December 31, 2025	~~W~~	(60,585)	(23,450)	—	(75,841)	—	(43)	(84,958)	(244,877)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~54,184 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

10.
Intangible Assets, Continued
(b)
The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2024 and 2025 are as follows:

Development costs

(i)
As of December 31, 2024

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period(*)
	TV	~~W~~	49,705	0.8
Development completed	IT		49,615	0.7
	Mobile and others		255,128	2.7
	Subtotal	~~W~~	354,448
	TV	~~W~~	14,802	—
Development in process	IT		37,737	—
	Mobile and others		170,293	—
	Subtotal	~~W~~	222,832
	Total	~~W~~	577,280

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii)
As of December 31, 2025

(In millions of won and in years)				Remaining
Classification	Category	Book Value		amortization period(*)
	TV	~~W~~	21,361	0.7
Development completed	IT		66,077	0.8
	Mobile and others		253,106	2.4
	Subtotal	~~W~~	340,544
	TV	~~W~~	21,758	—
Development in process	IT		25,502	—
	Mobile and others		224,433	—
	Subtotal	~~W~~	271,693
	Total	~~W~~	612,237

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

10.
Intangible Assets, Continued

Intellectual property rights

(i)
As of December 31, 2024

(In millions of won and in years)				Remaining
Classification	Category	Book Value		amortization period (*1)
Patent	Direct additions	~~W~~	237,364	7.0
	Licenses agreement (*2)		449,617	5.1
	Subtotal	~~W~~	686,981
Other			2,851	3.7
	Total	~~W~~	689,832

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

(ii)
As of December 31, 2025

(In millions of won and in years)				Remaining
Classification	Category	Book Value		amortization period (*1)
Patent	Direct additions	~~W~~	263,559	6.9
	Licenses agreement (*2)		321,790	4.9
	Subtotal	~~W~~	585,349
Other			3,037	3.6
	Total	~~W~~	588,386

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company

(c)
The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2025 is ~~W~~1,410,786 million (2023: ~~W~~1,379,653 million, 2024: ~~W~~1,447,706 million).
(d)
Details of impairment test on Good-will as of December 31,2024

As of December 31, 2024, the entire amount of goodwill has been allocated to the Display cash-generating unit (CGU), Display (Large OLED) cash-generating unit (CGU) and Display (AD PO) cash-generating unit(CGU).Accordingly, the Group performed an impairment test on the Display CGU to which the goodwill has been allocated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

10.
Intangible Assets, Continued
(d)
Details of impairment test on Good-will as of December 31,2024, Continued

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

As a result of impairment test for Display CGU to which goodwill is allocated, the recoverable amount exceeded its carrying amount by ~~W~~1,250,028 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.98% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

On the other hand, as a result of impairment assessment for Display (Large OLED) CGU and Display (AD PO) CGU, the recoverable amount exceeded its carrying amount by ~~W~~1,463,528 million and ~~W~~2,734,516 million, respectively.

(e)
Details of impairment assessment on Good-will as of December 31, 2025

As of December 31, 2025, the entire amount of goodwill has been allocated to the Display cash-generating unit(CGU). Accordingly, the Group performed an impairment test on the Display CGU to which the goodwill has been allocated.

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

10.
Intangible Assets, Continued
(e)
Details of impairment assessment on Good-will as of December 31, 2025, Continued

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.1%	7.2%	1.0%

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

As a result of impairment test for Display CGU to which goodwill is allocated, the recoverable amount exceeded its carrying amount by ~~W~~611,764 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.89% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

11.
Investment Property
(a)
Changes in investment property for the years ended December 31, 2024 and 2025 are as follows:

(In millions of won)	2024		2025
Book value as of January 1	~~W~~	32,995	27,911
Transfer		—	(5,331)
Depreciation		(5,084)	(4,558)
Others		—	9
Book value as of December 31	~~W~~	27,911	18,031

(b)
For the year ended December 31, 2025, rental revenue from investment property is ~~W~~8,966 million (2024: ~~W8,891~~ million) and rental cost is ~~W4,956~~ million (2024: ~~W~~5,468 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

12.
Financial Liabilities
(a)
Details of financial liabilities as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Current
Short-term borrowings	~~W~~	969,595	810,718
Current portion of long-term borrowings		4,907,390	2,548,958
Current portion of bonds		611,882	398,223
Derivatives (*)		3,762	4,066
Lease liabilities		34,821	36,429
Total	~~W~~	6,527,450	3,798,394
Non-current
Long-term borrowings	~~W~~	7,535,290	8,781,368
Bonds		525,957	124,871
Derivatives (*)		7,006	5,487
Lease liabilities		23,154	23,249
Total	~~W~~	8,091,407	8,934,975

(*) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(b)
Details of short-term borrowings as of December 31, 2024 and 2025 are as follows:

(In millions of won)
Description	Annual interest rate as of December 31, 2025 (%)	December 31, 2024		December 31, 2025
Working capital and others	3.60~5.72	~~W~~	969,595	810,718

(c)
Details of Korean won denominated long-term borrowings as of December 31, 2024 and 2025 are as follows:

(In millions of won)
Description	Latest maturity date	Annual interest rate as of December 31, 2025 (%)	December 31, 2024		December 31, 2025
Facility capital and others	January 2026 ~ March 2030	3.46~5.65	~~W~~	4,668,538	4,000,423
Less: current portion				(1,861,000)	(1,190,000)
			~~W~~	2,807,538	2,810,423

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

12.
Financial Liabilities, Continued
(d)
Details of foreign currency denominated long-term borrowings as of December 31, 2024 and 2025 are as follows:

(In millions of won, USD and CNY)
Description	Latest maturity date	Annual interest rate as of December 31, 2025 (%)	December 31, 2024		December 31, 2025
Facility capital and others	January 2026 ~ July 2029	2.03~6.27	~~W~~	7,774,142	7,329,903
Foreign currency equivalent of foreign currency borrowings				USD 2,528 CNY 20,164	USD 2,350 CNY 19,332
Less: current portion				(3,046,390)	(1,358,958)
			~~W~~	4,727,752	5,970,945

(e)
Details of bonds issued and outstanding as of December 31, 2024 and 2025 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of December 31, 2025 (%)	December 31, 2024		December 31, 2025
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2026 ~ February 2027	2.79~3.66	~~W~~	655,000	335,000
Privately issued bonds	January 2026	7.25		337,000	45,000
Less: discount on bonds				(705)	(257)
Less: current portion				(611,882)	(254,872)
Subtotal			~~W~~	379,413	124,871
Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	5.76	~~W~~	147,000	143,490
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(456)	(139)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)
Less: current portion				—	(143,351)
Subtotal			~~W~~	146,544	—
Total			~~W~~	525,957	124,871

(*1) Principal of the won denominated bonds is to be repaid at maturity and interest is paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interest is paid quarterly.

13.
Post-Employment Benefits
(a)
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

13.
Post-Employment Benefits, Continued
(a)
Defined benefit plans, Continued
i)
Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Present value of defined benefit obligations	~~W~~	1,444,252	1,276,310
Fair value of plan assets		(1,603,911)	(1,473,736)
Total	~~W~~	(159,659)	(197,426)
Defined benefit liabilities, net	~~W~~	1,093	1,109
Defined benefit assets, net	~~W~~	(160,752)	(198,535)

ii)
Changes in the present value of the defined benefit obligations for the years ended December 31, 2024 and 2025 are as follows:

(In millions of won)	2024		2025
Defined benefit obligations at January 1	~~W~~	1,491,146	1,444,252
Current service cost		148,868	146,650
Interest cost		67,426	55,318
Remeasurements (before tax)		142,422	(82,071)
Benefit payments		(399,549)	(284,794)
Net transfers from (to) related parties		(5,975)	(3,036)
Others		(86)	(9)
Defined benefit obligations at December 31	~~W~~	1,444,252	1,276,310

Weighted average remaining maturity of defined benefit obligations as of December 31, 2025 is 7.62 years (December 31, 2024 : 9.98 years).

iii)
Changes in fair value of plan assets for the years ended December 31, 2024 and 2025 are as follows:

(In millions of won)	2024		2025
Fair value of plan assets at January 1	~~W~~	1,897,025	1,603,911
Interest income		86,280	60,768
Remeasurements (before tax)		(11,781)	(894)
Contributions by employer directly to plan assets		1,499	98,705
Benefit payments		(369,112)	(288,754)
Fair value of plan assets at December 31	~~W~~	1,603,911	1,473,736

The Group is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

iv)
Details of plan assets as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Time deposits in banks	~~W~~	1,603,911	1,473,736

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

13.
Post-Employment Benefits, Continued
(a)
Defined benefit plans, Continued

As of December 31, 2025, the Group maintains the plan assets with Shinhan Bank, KEB Hana Bank and others.

v)
Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)	2023		2024	2025
Current service cost	~~W~~	173,879	148,868	146,650
Net interest cost		(23,942)	(18,854)	(5,450)
Total(*)	~~W~~	149,937	130,014	141,200

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~10,885 million (2023: ~~W~~15,085 million, 2024: ~~W~~9,885 million).

Details of expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)	2023		2024	2025
Cost of sales	~~W~~	99,141	89,052	94,756
Selling expenses		7,138	6,201	6,988
Administrative expenses		16,865	14,271	15,624
Research and development expenses		11,708	10,605	12,947
Total(*)	~~W~~	134,852	120,129	130,315

(*) The total cost recognized in the consolidated statements of comprehensive income (loss) related to the defined benefit plan excludes capitalized amounts of ~~W~~10,885 million (2023: ~~W~~15,085 million, 2024: ~~W~~9,885 million).

vi)
Details of remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)	2023		2024	2025
Balance at January 1	~~W~~	(2,900)	47,087	(84,833)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		66,461	(21,525)	(5,600)
Demographic assumptions		(85)	7,487	(12,692)
Financial assumptions		(871)	(128,384)	100,363
Return on plan assets		(870)	(11,781)	(894)
Group’s share of associates regarding remeasurements		170	(85)	—
Subtotal	~~W~~	64,805	(154,288)	81,177
Income tax	~~W~~	(14,818)	22,368	(7,065)
Balance at December 31	~~W~~	47,087	(84,833)	(10,721)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

13.
Post-Employment Benefits, Continued
(a)
Defined benefit plans, Continued
vii)
Details of principal actuarial assumptions as of December 31, 2024 and 2025 are as follows:

	December 31, 2024	December 31, 2025
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations(*)	3.9%	4.7%

(*) For the year ended December 31, 2025, the Group changed the methodology used to estimate the discount rate applied to measure the defined benefit obligation. The Group determined that this methodology results in a more reasonable estimate of the assumption. As a result of this change in accounting estimate, the defined benefit obligation decreased by ~~W~~83,842 million, and retained earnings increased by ~~W~~76,545 million.

viii)
Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2025:

	Defined benefit obligations
(In millions of won)	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(88,618)	100,158
Expected rate of salary increase		104,279	(93,567)

(b)
Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plans for the year ended December 31, 2025 is ~~W~~33,253 million (2023: ~~W~~8,534 million, 2024: ~~W~~19,057 million).

14.
Provisions

Changes in provisions for the years ended December 31, 2024 and 2025 are as follows:

(i)
2024

(In millions of won)	Litigation		Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	173,795	5,880	181,481
Additions		5,673	113,689	27,840	147,202
Usage		—	(134,801)	(27,723)	(162,524)
At December 31, 2024	~~W~~	7,479	152,683	5,997	166,159
Current	~~W~~	7,479	91,775	5,997	105,251
Non-current	~~W~~	—	60,908	—	60,908

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

14.
Provisions, Continued
(ii)
2025

(In millions of won)	Litigation		Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	152,683	5,997	166,159
Additions		8,844	71,255	13,349	93,448
Usage		(14,777)	(87,629)	(15,566)	(117,972)
At December 31, 2025	~~W~~	1,546	136,309	3,780	141,635
Current	~~W~~	1,546	80,964	3,780	86,290
Non-current	~~W~~	—	55,345	—	55,345

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

15.
Contingent Liabilities and Commitments
(a)
Legal Proceedings

Litigation alleging violations of antitrust and competition laws

The Group and other LCD panel manufacturers have been sued by individual companies for alleged violations of European Union competition laws. The Group is actively defending itself in these ongoing legal proceedings, and as of December 31, 2025, the Group cannot predict the ultimate outcome of the litigation.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceeding described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and transfer of trade receivable

The Parent Company has entered into discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, with a credit limit of up to USD 1,000 million (Equivalent to ~~W~~1,434,900 million). As of December 31, 2025, there are no discounted trade receivables under the agreements that remain outstanding until maturity. In relation to the above agreements, the financial institutions retain the right of recourse against the Group for any discounted receivables that are not collected at maturity.

The Group has entered into receivable transfer agreements with Standard Chartered Bank and other financial institutions in respect of trade receivables arising from domestic and export sales transactions, with an aggregate limit of ~~W~~3,867,056 million. As of December 31, 2025, the amount of transferred trade receivables that remain outstanding until maturity under the agreement is ~~W~~2,167,215 million. In relation to the above agreements, the financial institutions do not have recourse to the Group for any receivables that are not recovered at maturity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

15.
Contingent Liabilities and Commitments, Continued
(b)
Commitments, Continued

Loan commitment

As of December 31, 2025, the Group has borrowing and letter of credit facilities with Hana Bank and other financial institutions, with a combined credit limit of ~~W~~3,954,901 million.

Payment guarantees

The Group is provided with the payment guarantees for the borrowings amounting to USD 914 million (Equivalent to ~~W~~1,311,588 million) by the Export-Import Bank of Korea and others.

The Group has entered into agreements with Seoul Guarantee Insurance Co., Ltd., China Construction Bank Corporation and others to receive guarantees up to KRW 2,662 million, CNY 830 million (Equivalent to ~~W~~169,951 million), JPY 900 million (Equivalent to ~~W~~8,259 million), VND 43,484 million (Equivalent to ~~W~~2,374 million), and USD 0.2 million (Equivalent to ~~W~~260 million) for the performance guarantees, payment of consumption tax, import value-added tax, customs duties, and electricity charges.

License agreements

The Group has a trademark license agreement with LG Corp, for use of the “LG” name. Under the terms of the current agreement, we are required to make monthly payments to LG Corp. in the aggregate amount per year of 0.2% of our sales after deducting advertising expenses.

Collateral

Details of collateral provided by the Group are as follows:

(In millions of won and CNY)		Carrying	Maximum secured amount		Collateral borrowings
Collateral		amount	of credit	Secured creditor	amount
Property, plant and equipment and others	~~W~~	217,031	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others		724,965	—	China Construction Bank Corporation and others	CNY 4,500

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2025 is ~~W~~908,493 million.

16.
Share Capital, Share Premium and Reserves
(a)
Share capital and Share Premium

The total number of shares to be issued by the Parent Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024: 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the share capital of the Parent Company for the year ended December 31, 2025.

The Parent Company conducted a paid-in capital increase as below based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

16.
Share Capital, Share Premium and Reserves, Continued
(a)
Share capital and Share Premium, Continued

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million the year ended December 31, 2024.

Capital surplus as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Share premium	~~W~~	2,821,006	2,821,006
Other capital surplus		(47,419)	(80,195)
Total	~~W~~	2,773,587	2,740,811

(b)
Reserves

Reserves consist of the following:

Foreign currency translation differences for foreign operations

Foreign currency translation differences for foreign operations include all foreign currency differences arising from translating the financial statements of the Group’s foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises include the Group’s share of other comprehensive income arising from the amount related to change in equity of investments in equity-method investments.

Other comprehensive income (loss) held for sale

The other comprehensive income (loss) held for sale comprises the translation reserve from the disposal groups held for sale.

Reserves as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Foreign currency translation differences for foreign operations	~~W~~	1,025,319	1,108,625
Other comprehensive loss from associates		(29,496)	(27,224)
Other comprehensive income held for sale		291,363	—
Total	~~W~~	1,287,186	1,081,401

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

16.
Share Capital, Share Premium and Reserves, Continued
(b)
Reserves, Continued

The movement in reserves for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)	Foreign currency translation differences		Other comprehensive income (loss) from associates (excluding remeasurements)	Other comprehensive income (loss) held for sale	Total
January 1, 2023	~~W~~	509,620	(29,992)	—	479,628
Change in reserves		39,172	(2,824)	—	36,348
December 31, 2023		548,792	(32,816)	—	515,976
January 1, 2024		548,792	(32,816)	—	515,976
Change in reserves		476,527	3,320	291,363	771,210
December 31, 2024		1,025,319	(29,496)	291,363	1,287,186
January 1, 2025		1,025,319	(29,496)	291,363	1,287,186
Change in reserves		83,306	2,272	(291,363)	(205,785)
December 31, 2025	~~W~~	1,108,625	(27,224)	—	1,081,401

(c)
Retained earnings (accumulated deficit) as of December 31, 2024 and 2025 are as follows:

(In millions of won)	December 31, 2024		December 31, 2025
Legal reserve (*)	~~W~~	235,416	235,416
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		(84,833)	(10,722)
Unappropriated retained earnings (accumulated deficit)		(237,346)	(11,033)
Total	~~W~~	(18,512)	281,912

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

For the years ended December 31, 2023, 2024 and 2025

17.
Information about geographical areas and products

Details of information of geographical areas and products for the years ended December 31, 2025, and 2024 are as follows:

(a)
Revenue by geography (Customer based)

(In millions of won)
Geography	2023		2024	2025
Domestic	~~W~~	633,529	1,007,200	990,498
Foreign
China		14,704,357	18,150,480	16,591,815
Asia (excluding China)		2,397,980	3,228,369	4,540,843
North America		2,079,628	2,282,754	1,969,811
Europe		1,515,325	1,946,544	1,717,115
Subtotal	~~W~~	20,697,290	25,608,147	24,819,584
Total	~~W~~	21,330,819	26,615,347	25,810,082

“Company A” and “Company B” accounted for more than 10% of the Group’s revenue for the year ended December 31, 2025, with amounts of ~~W~~14,835,862 million and ~~W~~3,412,768 million, respectively (2024: ~~W~~14,281,844 million and ~~W~~3,767,278 million, 2023: ~~W~~11,119,769 million and ~~W~~3,371,229 million, respectively). The aggregated revenues from the Group’s top ten customers accounted for 92% of revenue for the year ended December 31, 2025 (2024: 89%, 2023: 87%).

(b)
Non-current assets by geography

(In millions of won)	December 31, 2024				December 31, 2025
Geography	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	11,913,201	1,485,876	27,911	10,299,102	1,427,773	18,031
Foreign
China		2,099,653	16,792	—	1,457,884	6,816	—
Vietnam		3,181,152	41,574	—	2,699,577	30,249	—
Others		8,867	14,165	—	14,213	13,197	—
Subtotal	~~W~~	5,289,672	72,531	—	4,171,674	50,262	—
Total	~~W~~	17,202,873	1,558,407	27,911	14,470,776	1,478,035	18,031

(c)
Revenue by products and services

(In millions of won)	2023		2024	2025
TV	~~W~~	4,331,474	5,972,637	4,791,384
IT		7,853,034	9,419,615	9,509,439
Mobile and others(*)		7,146,998	8,942,349	9,372,982
AUTO		1,999,313	2,280,746	2,136,277
Total(*)	~~W~~	21,330,819	26,615,347	25,810,082

(*) This includes other revenue.

For the year ended December 31, 2025, the revenue from OLED products accounted for 61% of the total revenue (2023: 48%, 2024: 55%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

For the years ended December 31, 2024 and 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods was ~~W~~589,055 million and ~~W~~1,107,611 million,

respectively.

For the year ended December 31, 2023, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods was not material.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

18.
The Nature of Expenses

The classifications of expenses by nature for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Changes in inventories	~~W~~	345,190	(143,513)	125,576
Purchases of raw materials and others		10,810,985	12,973,989	11,866,405
Depreciation and amortization		4,213,742	5,125,637	4,354,145
Outsourcing		922,565	1,159,520	1,312,558
Labor		3,439,608	3,714,001	3,595,835
Supplies and others		938,568	987,265	954,564
Utility		1,193,025	1,397,669	1,286,792
Fees and commissions		704,763	740,863	689,309
Freight cost		124,770	172,081	114,144
Advertising		76,404	67,092	61,725
Warranty		101,846	113,689	71,255
Travel		66,201	53,244	41,677
Taxes and dues		129,784	135,982	116,954
Others		773,532	678,424	702,166
Total(*)	~~W~~	23,840,983	27,175,943	25,293,105

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

19.
Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Salaries	~~W~~	372,966	579,784	541,898
Post-employment benefit		24,822	22,596	26,370
Other employee benefits		86,692	84,007	79,391
Freight cost		91,960	119,325	76,931
Fees and commissions		253,495	246,020	228,638
Depreciation and amortization		264,982	266,159	222,090
Taxes and dues		65,528	63,382	30,641
Advertising		76,404	67,092	61,725
Warranty		101,846	113,689	71,255
Insurance		13,610	14,216	12,348
Travel		18,421	13,122	11,567
Training		9,775	9,306	7,810
Others		95,186	89,611	78,032
Total	~~W~~	1,475,687	1,688,309	1,448,696

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

20.
Other Income and Other Expenses
(a)
Details of other income for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Foreign currency gain	~~W~~	1,398,181	1,972,046	1,701,860
Gain on disposal of assets held for sale		—	—	759,387
Gain on disposal of property, plant and equipment		34,961	51,792	45,504
Gain on disposal of intangible assets		1,989	25	1,592
Reversal of impairment loss on property, plant and equipment		7	4,314	2,317
Others		37,120	72,266	85,490
Total	~~W~~	1,472,258	2,100,443	2,596,150

(b)
Details of other expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Foreign currency loss	~~W~~	1,516,528	2,479,014	1,695,524
Loss on disposal of property, plant and equipment		102,453	76,771	89,049
Impairment loss on property, plant and equipment		60,072	98,525	161,579
Impairment loss on intangible assets		54,833	72,490	55,292
Others		52,348	71,181	38,007
Total	~~W~~	1,786,234	2,797,981	2,039,451

21.
Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Finance income
Interest income	~~W~~	134,664	87,692	51,686
Foreign currency gain		560,633	375,557	332,178
Gain on valuation of financial assets at fair value through profit or loss		5,288	532	15,677
Gain on transaction of derivatives		178,610	274,173	162,139
Gain on valuation of derivatives		239,973	145,078	16,002
Others		3,126	62	764
Total	~~W~~	1,122,294	883,094	578,446
Finance costs
Interest expense	~~W~~	723,429	909,640	702,608
Foreign currency loss		512,456	861,409	274,151
Loss on sale of trade accounts and notes receivable		48,600	26,178	20,916
Loss on valuation of financial assets at fair value through profit or loss		18,562	9,122	5,556
Loss on valuation of derivatives		316,467	5,771	139,051
Others		15,020	9,792	10,634
Total	~~W~~	1,634,534	1,821,912	1,152,916

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

22.
Income Tax Benefit (Expense)
(a)
Details of income tax benefit (expense) for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)	2023		2024	2025
Current tax expense
Current year	~~W~~	(260,556)	(191,865)	(109,389)
Adjustment for prior years		67,985	(32,276)	(43,785)
Subtotal	~~W~~	(192,571)	(224,141)	(153,174)
Deferred tax benefit
Changes in temporary differences	~~W~~	955,283	6,381	(44,708)
Income tax expense	~~W~~	762,712	(217,760)	(197,882)

(b)
Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2023, 2024, and 2025 are as follows:

	2023
(In millions of won)	Before tax		Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	64,635	(14,818)	49,817
Foreign currency translation differences		43,572	(20,429)	23,143
Change in equity of equity method investee		(2,679)	25	(2,654)
Total	~~W~~	105,528	(35,222)	70,306

	2024
(In millions of won)	Before tax		Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	(154,203)	22,368	(131,835)
Foreign currency translation differences		997,729	(71,092)	926,637
Acquisition of non-controlling shareholders' interests in subsidiaries		(61,512)	14,093	(47,419)
Change in equity of equity method investee		3,235	—	3,235
Total	~~W~~	785,249	(34,631)	750,618

	2025
(In millions of won)	Before tax		Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	81,177	(7,065)	74,112
Foreign currency translation differences		(256,803)	72,373	(184,430)
Acquisition of non-controlling shareholders' interests in subsidiaries		(18,683)	(14,093)	(32,776)
Change in equity of equity method investee		2,800	(528)	2,272
Total	~~W~~	(191,509)	50,687	(140,822)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025
22.
Income Tax Benefit (Expense), Continued
(c)
Reconciliation of the effective tax rate for the years ended December 31, 2023, 2024, and 2025 are as follows:

(In millions of won)	2023		2024	2025
Profit (loss) for the year	~~W~~	(2,576,729)	(2,409,300)	303,807
Income tax benefit (expense)		762,712	(217,760)	(197,882)
Profit (loss) before income tax	~~W~~	(3,339,441)	(2,191,540)	501,689
Income tax benefit (expense) using the statutory tax rate of each country		789,941	527,019	(80,069)
Income not subject to tax (Expenses not deductible for tax purposes)		(19,759)	2,704	(25,777)
Tax credits		207,745	22,854	18,081
Change in unrecognized deferred tax assets (*1)		(156,783)	(703,714)	273,296
Adjustment for prior years		10,726	(13,807)	(43,785)
Effect on change in tax rate		(60,134)	(54,821)	(337,974)
Others		(9,024)	2,005	(1,654)
Total	~~W~~	762,712	(217,760)	(197,882)
Effective tax rate		(*2)	(*2)	39.4%

(*1) The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.

(*2) Actual effective tax rate is not calculated due to loss before income tax for the years ended December 31, 2023 and 2024.

(d)
Global Minimum Tax

Under Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, current tax expenses is recognized for ~~W~~7,570 million for the year ended December 31, 2025. The Group applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two legislation.

23.
Deferred Tax Assets and Liabilities
(a)
Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

(In millions of won)		2024	2025
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	~~W~~	3,694,831	3,703,599
Deferred tax asset to be recovered within 12 months		493,850	372,278
Total deferred tax assets		4,188,681	4,075,877
Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	~~W~~	496,851	455,001
Deferred tax liability to be settled within 12 months		187,653	110,720
Total deferred tax liabilities		684,504	565,721
Deferred tax assets after offsetting	~~W~~	3,504,177	3,510,156

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

23.
Deferred Tax Assets and Liabilities, Continued
(b)
Changes in deferred tax assets and liabilities for the years ended December 31, 2024 and 2025 are as follows:

(In millions of won)		January 1, 2024	Profit or loss for 2024	Other comprehensive income (loss) and others for 2024	Classified as held for sale	December 31, 2024	Profit or loss for 2025	Other comprehensive income (loss) and others for 2025	December 31, 2025
Other accounts Receivable	~~W~~	(61)	(4,409)	—	—	(4,470)	(4,056)	—	(8,526)
Inventories		51,728	12,897	—	(1,498)	63,127	24,610	—	87,737
Defined benefits assets and others		(89,753)	53,721	22,368	—	(13,664)	(26,541)	(7,065)	(47,270)
Subsidiaries and associates		(89,649)	(3,731)	(56,999)	—	(150,379)	(25,231)	57,752	(117,858)
Accrued expenses		97,867	8,902	—	(176)	106,593	28,090	—	134,683
Property, plant and equipment and intangible Assets		577,308	(58,721)	—	60,747	579,334	(200,533)	—	378,801
Provisions		39,586	(4,666)	—	—	34,920	(2,151)	—	32,769
Other temporary differences		58,731	(8,413)	—	(15,100)	35,218	(11,584)	—	23,634
Tax loss carryforwards		2,766,820	14,365	—	(72,338)	2,708,847	162,117	—	2,870,964
Tax credit carryforwards		148,215	(3,564)	—	—	144,651	10,571	—	155,222
Deferred tax assets (liabilities)	~~W~~	3,560,792	6,381	(34,631)	(28,365)	3,504,177	(44,708)	50,687	3,510,156

(c)
Details of deductible (taxable) temporary difference, tax credit carryforwards and tax loss carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2025, are as follows:

(In millions of won)		Amount	Reason
Investments with its subsidiary	~~W~~	(1,115,322)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)		1,081,726	Uncertainty of future taxable profit
Tax loss carryforwards (*2)		2,021,561	Uncertainty of future taxable profit

(*1) Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2026.

(*2) Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2039.

24.
Earnings (Loss) per Share
(a)
Basic earnings (loss) per share for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In won and number of shares)		2023	2024	2025
Profit (loss) for the year	~~W~~	(2,733,741,837,803)	(2,562,606,429,762)	226,311,788,315
Weighted-average number of common stocks outstanding		380,884,673	471,252,355	500,000,000
Basic earnings (loss) per share	~~W~~	(7,177)	(5,438)	453

Due to paid-in capital increase for year ended December 31, 2024, the number of outstanding shares has increased.

(b)
Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there are no dilution effects of potential common stocks.
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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(a)
Market risk, Continued
(i)
Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency. The currencies in which these transactions primarily are denominated are USD and JPY, etc.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances in foreign currency cash inflows and outflows. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

Cross currency interest rate swap contracts, USD 580 million (December 31, 2024: USD 500 million) and CNY 380 million (December 31, 2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,020 million (December 31, 2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

The currency forward exchange contracts entered into to manage foreign exchange risk related to advances received in foreign currency expired during the reporting period, and there is no outstanding balance as of December 31, 2025 (December 31, 2024: USD 750 million).

A weaker won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in a foreign currency as of December 31, 2024 and 2025, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The sensitivity analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in profit or loss before income tax would have been as follows:

(In millions of won)		December 31, 2024	December 31, 2025
USD (5 percent weakening)	~~W~~	(35,868)	21,011
JPY (5 percent weakening)		(6,645)	(5,434)

If the exchange rates for the currencies presented above were to decrease at the end of the reporting period, with all other variables held constant, the effects would be the opposite of those presented above.

(ii)
Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manage interest rate risk by monitoring trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,020 million (Equivalent to ~~W~~1,463,598 million) and interest rate swap contracts amounting to USD 250 million (Equivalent to ~~W~~ 358,725 million) and ~~W~~2,280,000 million in notional amount to hedge interest rate risk with respect to variable interest-bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(a)
Market risk, Continued
i)
Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2024 and 2025 is as follows:

(In millions of won)		December 31, 2024	December 31, 2025
Fixed rate instruments
Financial assets	~~W~~	2,023,710	1,572,658
Financial liabilities		(4,722,962)	(2,548,213)
Total	~~W~~	(2,699,252)	(975,555)
Variable rate instruments
Financial liabilities	~~W~~	(9,827,152)	(10,115,925)

ii)
Profit or loss before income tax sensitivity analysis for variable rate instruments

As of December 31, 2024 and 2025, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before income tax by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

		Profit or loss before income tax
(In millions of won)		1%p increase	1%p decrease
December 31, 2024
Variable rate instruments	~~W~~	(98,272)	98,272
December 31, 2025
Variable rate instruments	~~W~~	(101,159)	101,159

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(b)
Credit risk, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2024 and 2025 are as follows:

(In millions of won)		December 31, 2024	December 31, 2025
Financial assets carried at amortized cost
Cash equivalents	~~W~~	2,021,640	1,572,058
Deposits in banks		611	611
Trade accounts and notes receivable, net		2,500,608	2,136,774
Non-trade receivables, net		227,477	145,426
Accrued income, net		22,552	34,987
Deposits		16,747	14,549
Loans		37,143	13,318
Subtotal		4,826,778	3,917,723
Other financial assets
Lease receivables	~~W~~	10,063	7,406
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,470	—
Derivatives		256,251	131,987
Subtotal	~~W~~	257,721	131,987
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	1,123,869	222,410
Financial assets effective for fair value hedging
Derivatives	~~W~~	119,098	—
Total	~~W~~	6,337,529	4,279,526

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

Meanwhile, the Group has entered into borrowing facility agreements with several banks. These agreements may include financial covenants requiring the Group to meet certain financial performance targets. The Group periodically monitors compliance with these agreements through its internal control procedures to proactively manage liquidity risk.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(c)
Liquidity risk, Continued
i)
Contractual cash flows of financial liabilities

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2024 and 2025.

(i)
As of December 31, 2024

			Contractual cash flows
(In millions of won)		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,412,275	14,453,995	3,730,807	2,609,727	3,941,215	4,146,933	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	—
Trade accounts and notes payable (*)		4,156,149	4,156,149	3,884,788	271,361	—	—	—
Other accounts payable (*)		1,720,670	1,723,867	1,404,896	318,971	—	—	—
Long-term other accounts payable		279,774	323,400	—	—	69,090	192,570	61,740
Security deposits received		160,713	189,214	—	808	6,841	181,565	—
Lease liabilities		57,975	60,653	23,948	12,681	13,889	9,423	712
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	—
Cash outflow		—	75,016	21,402	20,467	22,342	10,805	—
Cash inflow		—	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	—
Total	~~W~~	20,936,163	22,104,354	9,676,908	3,228,633	4,452,103	4,658,945	87,765

(*) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)
As of December 31, 2025

			Contractual cash flows
(In millions of won)		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	12,141,044	12,946,309	2,537,318	1,236,157	4,624,773	4,548,061	—
Bonds		523,094	538,548	198,654	213,751	126,143	—	—
Trade accounts and notes payable (*)		3,307,687	3,307,687	3,307,687	—	—	—	—
Other accounts payable (*)		1,461,014	1,462,662	1,432,529	30,133	—	—	—
Long-term other accounts payable		218,683	248,238	—	—	67,441	180,797	—
Security deposits received		138,384	147,478	480	4,109	142,864	25	—
Lease liabilities		59,678	62,604	23,122	14,889	10,342	14,095	156
Derivative financial liabilities
Derivatives	~~W~~	9,553	7,157	3,027	2,416	1,792	(78)	—
Cash outflow		—	325,920	18,751	13,131	292,017	2,021	—
Cash inflow		—	(318,763)	(15,724)	(10,715)	(290,225)	(2,099)	—
Total	~~W~~	17,859,137	18,720,683	7,502,817	1,501,455	4,973,355	4,742,900	156

(*) As of December 31, 2025, it includes ~~W~~704,529 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

ii) Supplier Finance Arrangement

Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts that the Group owes its suppliers and the Group agreeing to pay finance providers according to the terms and conditions of the arrangements at a date later than, when suppliers are paid. These arrangements provide the Group with extended payment terms, or the Group’s suppliers with early payment terms, compared to the related invoice payment due date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(c)
Liquidity risk, Continued

The carrying amounts of financial liabilities from supplier financing agreement as of December 31, 2024 and 2025 are as follows:

		December 31, 2024		December 31, 2025
(In millions of won)		Trade accounts and notes payable	Other Accounts Payable	Trade accounts and notes payable	Other Accounts Payable
Liabilities under supplier finance arrangement
Purchase Card (*1)	~~W~~	778,535	366,853	474,781	219,697
Electronic Trade Receivable-Secured Loan (*2)		90,328	164,741	53,667	142,872
Liabilities under supplier finance arrangement of which the supplier has received payment from the finance provider
Purchase Card (*1)	~~W~~	778,535	366,853	474,781	219,697
Electronic Trade Receivable-Secured Loan (*2)		2,443	2,952	2,138	12,465

(*1) The Group pays the settlement amount to the card company on the end date of credit term according to the card agreement. The Group uses purchase cards in agreement with the supplier, the amount paid to the card company is for the purchase of goods or services incurred in the normal course of business, with no change in the underlying purpose of the transaction, and the payment deadline to the card company falls within the normal business cycle of one year or less, and no collateral is provided in connection with this agreement. Therefore, it is classified as trade accounts and notes payable and other account payable and presented as operating and investing activities in the cash flow statement.

(*2) The Group enters into supplier financial agreement with financial institutions to streamline the payment process and offer early payment terms to suppliers. Under the supplier financial agreement, if a vendor that supplied goods or services to the Group transfers its account receivables to the financial institution within the payment due date, the Group pays the amount to the financial institution. There is no change in the original debt recognized as trade accounts and notes payable or other account payable because the supplier financial agreement does not result in a substantive reduction of the Group’s payment obligation or a change in payment terms.

The range of payment due dates as of December 31 2024 and 2025 are as follows:

	December 31, 2024	December 31, 2025
Liabilities under supplier finance arrangement
Purchase Card	270~288 days	91~205 days
Electronic Trade Receivable-Secured Loan	45~123 days	45~123 days
Trade accounts and notes payable not covered by the supplier finance agreement	3~123 days	5~123 days

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
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

(In millions of won)		December 31, 2024	December 31, 2025
Total liabilities	~~W~~	24,786,759	19,077,462
Total equity		8,072,807	7,839,238
Cash and deposits in banks (*1)		2,022,240	1,572,658
Borrowings (including bonds)		14,550,114	12,664,138
Total liabilities to equity ratio		307%	243%
Net borrowings to equity ratio (*2)		155%	141%

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(e)
Determination of fair value, Continued
(ii)
Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of December 31, 2024 and 2025 are as follows:

		December 31, 2024		December 31, 2025
(In millions of won)		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,021,640	(*1)	1,572,058	(*1)
Deposits in banks		611	(*1)	611	(*1)
Trade accounts and notes receivable, net		2,500,608	(*1)	2,136,774	(*1)
Non-trade receivables, net		227,477	(*1)	145,426	(*1)
Accrued income, net		22,552	(*1)	34,987	(*1)
Deposits		16,747	(*1)	14,549	(*1)
Loans		37,143	(*1)	13,318	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	120,501	120,501	124,316	124,316
Convertible securities		1,470	1,470	—	—
Derivatives		256,251	256,251	131,987	131,987
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	1,123,869	(*1)	222,410	(*1)
Financial assets effective for fair value hedging
Derivatives	~~W~~	119,098	119,098	—	—
Other financial assets
Lease receivables		10,063	(*1)	7,406	(*1)
Financial liabilities carried at amortized cost
Borrowings	~~W~~	13,412,275	13,482,726	12,141,044	12,170,751
Bonds		1,137,839	1,142,725	523,094	523,500
Trade accounts and notes payable		4,156,149	(*1)	3,307,687	(*1)
Other accounts payable		2,000,444	(*1)	1,679,697	(*1)
Security deposits received		160,713	(*1)	138,384	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,768	10,768	9,553	9,553
Other financial liabilities
Lease liabilities	~~W~~	57,975	(*2)	59,678	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.

(*2) Excluded from the fair value disclosures in accordance with IFRS 7 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
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
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Group measures fair value for financial reporting purposes, including fair value measurements, which are classified as “Level 3”. The Group consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

ii)
Assets and liabilities measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2024 and 2025 are as follows:

(In millions of won)		December 31, 2024
Classification		Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,958	—	101,543	120,501
Convertible securities		—	—	1,470	1,470
Derivatives		—	256,251	—	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	119,098	—	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,768	—	10,768

(In millions of won)		December 31, 2025
Classification		Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,008	—	103,308	124,316
Derivatives		—	131,987	—	131,987
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	9,553	—	9,553

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(e)
Determination of fair value, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2024 and 2025 are as follows:

(In millions of won)		December 31, 2024		December 31, 2025
Classification		Level 2	Level 3	Level 2	Level 3	Valuation technique	Input
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	101,543	—	103,308	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		—	1,470	—	—	Risk-adjusted discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		256,251	—	131,987	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	119,098	—	—	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,768	—	9,553	—	Discounted cash flow	Discount rate and Exchange rate

iii)
Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2024 and 2025 are as follows:

(In millions of won)		December 31, 2024
Classification		Level 1	Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	~~W~~	—	—	13,482,726	Discounted cash flow	Discount rate
Bonds		—	—	1,142,725	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2025
Classification		Level 1	Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	~~W~~	—	—	12,170,751	Discounted cash flow	Discount rate
Bonds		—	—	523,500	Discounted cash flow	Discount rate

iv)
The interest rates applied for determination of the above fair value as of December 31, 2024 and 2025 are as follows:

	December 31, 2024	December 31, 2025
Borrowings, bonds and others	3.70%~3.96%	3.32%~3.90%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(e)
Determination of fair value, Continued
v)
There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2024 and 2025, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2024 and 2025 are as follows:

(In millions of won)
Classification		January 1, 2024	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2024
Equity instruments	~~W~~	87,027	5,470	(128)	(2,809)	11,983	101,543
Convertible securities		3,127	—	(1,838)	—	181	1,470

(In millions of won)
Classification		January 1, 2025	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2025
Equity instruments	~~W~~	101,543	1,422	—	2,914	(2,571)	103,308
Convertible securities		1,470	—	(1,399)	—	(71)	—

(f)
Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023
(In millions of won)		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	134,388	—	—	—	—	276	134,664
Interest expense		—	(720,086)	—	—	—	(3,343)	(723,429)
Foreign currency differences		108,546	(176,376)	—	—	(36,052)	—	(103,882)
Reversal of bad debt expense		181	—	—	—	—	—	181
Gain or loss on disposal		(48,600)	—	132	(329)	—	—	(48,797)
Gain or loss on valuation		—	—	(13,274)	—	—	—	(13,274)
Gain or loss on repayment		—	(167)	—	—	—	—	(167)
Gain or loss on derivatives		—	—	—	—	102,116	—	102,116
Total	~~W~~	194,515	(896,629)	(13,142)	(329)	66,064	(3,067)	(652,588)

		2024
(In millions of won)		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	87,510	—	—	—	—	182	87,692
Interest expense		—	(906,766)	—	—	—	(2,874)	(909,640)
Foreign currency differences		1,189,874	(2,238,150)	—	—	190,906	—	(857,370)
Reversal of bad debt expense		(689)	—	—	—	—	—	(689)
Gain or loss on disposal		(7,708)	—	(109)	(18,470)	—	—	(26,287)
Gain or loss on valuation		—	—	(8,590)	—	—	—	(8,590)
Gain or loss on repayment		—	(678)	—	—	—	—	(678)
Gain or loss on derivatives		—	—	—	—	413,480	—	413,480
Total	~~W~~	1,268,987	(3,145,594)	(8,699)	(18,470)	604,386	(2,692)	(1,302,082)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

25.
Financial Risk Management, Continued
(f)
Net gains and losses by category of financial instruments, Continued

		2025
(In millions of won)		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	51,420	—	—	—	—	266	51,686
Interest expense		—	(700,214)	—	—	—	(2,394)	(702,608)
Foreign currency differences		(367,983)	454,997	—	—	(22,646)	—	64,368
Bad debt expense		107	—	—	—	—	—	107
Gain or loss on disposal		(7,062)	—	497	(13,854)	—	—	(20,419)
Gain or loss on valuation		—	—	7,343	—	—	—	7,343
Gain or loss on derivatives		—	—	—	—	34,935	—	34,935
Dividend income		—	—	266	—	—	—	266
Total	~~W~~	(323,518)	(245,217)	8,106	(13,854)	12,289	(2,128)	(564,322)

26.
Leases
(a)
Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)
Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2024 and 2025 are as follows:

		2024
(In millions of won)		Buildings and structures	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	57,946	51,249	714	7,439	1,898	119,246
Acquisitions		24,008	1	2,658	7,044	154	33,865
Depreciation		(56,080)	(3,063)	(1,645)	(6,879)	(778)	(68,445)
Gain or loss on foreign currency translation		13,877	8,410	23	456	292	23,058
Classified as held for sale		(11,599)	(5,585)	—	(1,563)	(44)	(18,791)
At December 31	~~W~~	28,152	51,012	1,750	6,497	1,522	88,933

		2025
(In millions of won)		Buildings and structures	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	28,152	51,012	1,750	6,497	1,522	88,933
Acquisitions		54,542	75	954	4,100	126	59,797
Depreciation		(44,366)	(2,479)	(2,024)	(5,234)	(698)	(54,801)
Gain or loss on foreign currency translation		1,295	3,697	32	303	492	5,819
At December 31	~~W~~	39,623	52,305	712	5,666	1,442	99,748

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

26.
Leases, Continued
(a)
Leases as lessee, Continued
(ii)
Amounts recognized in profit or loss from leases other than leases recorded as right-of-use assets for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Interest on lease liabilities	~~W~~	(3,343)	(2,874)	(2,394)
Income from sub-leasing right-of-use assets		276	182	266
Expenses relating to short-term leases		(241)	(274)	(208)
Expenses relating to leases of low-value assets that are not short-term leases		(942)	(543)	(436)

(iii)
Changes in lease liabilities for the years ended December 31, 2024 and 2025 are as follows:

(In millions of won)		2024	2025
At January 1	~~W~~	73,364	57,975
Additions and others		55,619	54,605
Interest expense		2,874	2,394
Repayment of liabilities		(73,882)	(55,296)
At December 31	~~W~~	57,975	59,678

(iv)
Total cash outflow from leases for the year ended December 31, 2025 amounted to ~~W~~55,674 million (2024: ~~W~~74,517 million).
(b)
Leases as lessor
(i)
Finance lease

The amount recognized as interest income on lease receivables during the year ended December 31, 2025 is ~~W~~266 million (2024: ~~W~~182 million).

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)		December 31, 2024	December 31, 2025
6 months or less	~~W~~	3,255	3,703
6-12 months		3,255	946
1-2 years		3,797	787
2-5 years		—	2,291
Total undiscounted lease payments	~~W~~	10,307	7,727
Unearned finance income		(244)	(321)
Net Investment in the lease	~~W~~	10,063	7,406

(ii)
Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (see Notes 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

27.
Cash Flow Information
(a)
Details of cash flows generated from operations for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Profit (loss) for the year	~~W~~	(2,576,729)	(2,409,300)	303,807
Adjustments for:
Income tax expense (benefit) (Note 22)		(762,712)	217,760	197,882
Depreciation and amortization (Note 18)		4,213,742	5,125,637	4,354,145
Gain on foreign currency translation		(313,378)	(587,019)	(46,390)
Loss on foreign currency translation		241,701	979,061	320,723
Post-employment benefit (Note 13)		149,937	130,014	130,315
Gain on disposal of assets held for sale		—	—	(759,387)
Gain on disposal of property, plant and equipment		(34,961)	(51,792)	(45,504)
Loss on disposal of property, plant and equipment		102,453	76,771	89,049
Impairment loss on property, plant and equipment		60,072	98,525	161,579
Gain on disposal of intangible assets		(1,989)	(25)	(1,592)
Loss on disposal of intangible assets		55	388	—
Impairment loss on intangible assets		54,833	72,490	55,292
Expense on increase of provision		101,846	119,141	93,448
Finance income		(594,944)	(511,068)	(449,117)
Finance costs		1,162,598	1,480,007	888,521
Equity in loss (income) of equity method accounted investees, net		3,061	(5,412)	(2,483)
Others		(7,279)	(89,979)	(381)
Changes in:
Trade accounts and notes receivable		(1,013,938)	(395,513)	24,354
Other accounts receivable		39,377	(142,775)	262,409
Inventories		336,993	(85,850)	203,867
Other current assets		92,983	(14,479)	62,508
Other non-current assets		1,151	2,537	(5,093)
Trade accounts and notes payable		323,548	(46,796)	(2,600,804)
Other accounts payable		(47,798)	(529,621)	(124,910)
Accrued expenses		(47,088)	92,474	157,252
Provisions		(179,969)	(134,684)	(119,049)
Advances received		(19,461)	(16,161)	11,034
Proceeds from settlement of derivatives		—	35,757	79,881
Other current liabilities		(33,367)	(4,050)	(19,466)
Defined benefit liabilities (assets), net		(45,123)	(38,018)	(97,767)
Long-term advances received		1,580,222	—	—
Other non-current liabilities		33,493	5,436	45,827
Cash generated from operations	~~W~~	2,819,329	3,373,456	3,169,950

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

27.
Cash Flow Information, Continued
(b)
Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2025 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2024		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Classification of liabilities held for sale	Others	December 31, 2024
Short-term borrowings	~~W~~	1,875,635	(1,065,878)	159,838	—	—	—	969,595
Long-term borrowings		13,165,351	(726,352)	1,051,834	4,203	(1,060,592)	8,236	12,442,680
Bonds		1,488,143	(370,000)	18,004	1,692	—	—	1,137,839
Security deposits received		153,370	—	—	—	—	7,343	160,713
Lease liabilities		73,364	(71,008)	16,752	—	(6,772)	45,639	57,975
Dividend payable		7,302	(136,519)	268	—	—	135,339	6,390
Total	~~W~~	16,763,165	(2,369,757)	1,246,696	5,895	(1,067,364)	196,557	14,775,192

				Non-cash transactions
(In millions of won)	January 1, 2025		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2025
Short-term borrowings	~~W~~	969,595	(117,506)	(41,371)	—	—	810,718
Long-term borrowings		12,442,680	(1,134,089)	9,619	11,108	1,008	11,330,326
Bonds		1,137,839	(612,000)	(3,507)	762	—	523,094
Security deposits received		160,713	(40,500)	—	—	18,171	138,384
Lease liabilities		57,975	(52,902)	(11,326)	—	65,931	59,678
Dividend payable		6,390	(6,390)	—	—	—	—
Total	~~W~~	14,775,192	(1,963,387)	(46,585)	11,870	85,110	12,862,200

(c)
Details of significant non-cash transactions for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Changes in other accounts payable arising from the acquisition of property, plant and equipment	~~W~~	(348,046)	(630,267)	(116,302)
Changes in other accounts payable arising from the acquisition of intangible assets		(27,918)	(137,918)	(88,733)
Recognition of right-of-use assets and lease liabilities		74,611	33,865	59,797
Reclassification of the current portion of borrowings/bonds		(3,441,686)	(6,559,088)	(3,874,477)
Classification of assets held for sale		—	983,317	—
Classification of liabilities held for sale		—	1,656,841	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

27.
Cash Flow Information, Continued
(d)
For the year ended December 31, 2025, the Group disposed of its subsidiaries, LG Display Guangzhou Co., Ltd. and LG Display (China) Co., Ltd. Details of the disposals are as follows:

(In millions of won)		2025
Total consideration from disposal
Cash and cash equivalents	~~W~~	2,203,806
Gain or loss on foreign currency translation		3,434
Subtotal	~~W~~	2,207,240
Carrying amount of disposed assets
Cash and cash equivalents	~~W~~	1,390,495
Trade accounts and notes receivable, net		1,523,477
Inventories, net		63,516
Property, plant and equipment		606,636
Others		11,525
Subtotal	~~W~~	3,595,649
Carrying amount of disposed liabilities
Trade accounts and notes payable	~~W~~	329,993
Financial liabilities		1,063,548
Other accounts payables and others		102,211
Others		722
Subtotal	~~W~~	1,496,474
Non-controlling interests	~~W~~	396,554
Reclassification of foreign currency translation differences for foreign operations		254,768
Gain on disposal		759,387

28.
Related Parties and Others
(a)
Related parties

Details of related parties as of December 31, 2025 are as follows:

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

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

28.
Related Parties and Others, Continued
(b)
Details of major transactions with related parties for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023
				Purchase and Others
(In millions of won)		Sales and others	Dividend income	Purchase of raw material and others	Others (*1)
Associates
AVATEC Co., Ltd.	~~W~~	—	—	43,662	11,003
Paju Electric Glass Co., Ltd.		—	15,200	176,831	4,341
WooRee E&L Co., Ltd.		—	—	7,853	513
YAS Co., Ltd.		—	—	9,832	23,202
Material Science Co., Ltd.		—	—	—	179
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*2)	~~W~~	231,935	—	22,370	501,094
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	47,031	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	7,090

		2023
				Purchase and others
(In millions of won)		Sales and others	Dividend income	Purchase of raw material and others	Others (*1)
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	350,207	—	—	451
LG Electronics do Brasil Ltda.		29,249	—	—	316
LG Innotek Co., Ltd.		7,754	—	14,970	100,272
LG Electronics Mlawa Sp. z o.o.		811,880	—	—	1,611
LG Electronics Reynosa S.A. DE C.V.		826,547	—	—	810
LG Electronics Egypt S.A.E		20,225	—	—	66
LG Electronics Japan, Inc.		114	—	—	6,278
LG Electronics RUS, LLC		360	—	—	2,359
LG Electronics U.S.A., Inc.		—	—	—	2,177
P.T. LG Electronics Indonesia		448,528	—	—	2,231
LG Electronics Nanjing Vehicle Components Co.,Ltd.		1,414	—	—	—
LG Technology Ventures LLC		—	—	—	2,596
HI-M Solutek Co., Ltd		—	—	9	7,316
Others		15	—	142	1,502
Total	~~W~~	3,210,048	15,200	275,669	675,677

(*1) Others include the amount of the acquisition of property, plant and equipment.

(*2) Others for LG Electronics Inc. include the amount of the acquisition of property, plant and equipment ~~W~~320,555 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

28.
Related Parties and Others, Continued

		2024
				Purchase and others
(In millions of won)		Sales and others	Dividend income	Purchase of raw material and others	Others (*1)
Associates
AVATEC Co., Ltd.(*2)	~~W~~	—	200	52,983	2,947
Paju Electric Glass Co., Ltd.		—	—	237,002	8,428
WooRee E&L Co., Ltd.(*2)		—	—	5,045	32
YAS Co., Ltd.(*2)		—	—	5,266	7,578
Material Science Co., Ltd.		—	—	3,579	1,512
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*3)	~~W~~	349,194	—	19,959	354,362
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	52,736	—	—	275
LG Electronics Vietnam Haiphong Co., Ltd.		306,727	—	—	5,945

		2024
				Purchase and Others
(In millions of won)		Sales and others	Dividend income	Purchase of raw material and others	Others (*1)
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	379,241	—	—	629
LG Electronics do Brasil Ltda.		32,165	—	—	248
LG Innotek Co., Ltd.		10,999	—	18,166	72,123
LG Electronics Mlawa Sp. z o.o.		977,531	—	—	1,105
LG Electronics Reynosa S.A. DE C.V.		973,432	—	—	746
LG Electronics Egypt S.A.E		24,454	—	—	32
LG Electronics Japan, Inc.		—	—	—	6,250
LG Electronics RUS, LLC		—	—	—	4,005
LG Electronics U.S.A., Inc.		—	—	—	2,128
P.T. LG Electronics Indonesia		482,099	—	—	1,254
HI-M Solutek Co., Ltd		—	—	—	9,636
LG Technology Ventures LLC		—	—	—	1,319
Others		330	—	462	1,579
Total	~~W~~	3,588,908	200	342,462	482,133

(*1) Others include the amount of the acquisition of property, plant and equipment.

(*2) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

(*3) Others for LG Electronics Inc. include the amount of the acquisition of property, plant and equipment ~~W~~184,999 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

28.
Related Parties and Others, Continued

		2025
				Purchase and others
(In millions of won)		Sales and others	Dividend income	Purchase of raw material and others	Others(*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	—	1,664	248,746	11,413
Material Science Co., Ltd.		—	—	3,198	1,923
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	292,846	—	17,911	258,458
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	32,143	—	—	109
LG Electronics Vietnam Haiphong Co., Ltd.		270,949	—	—	1,855
LG Electronics Nanjing New Technology Co., Ltd.		187,906	—	—	317
LG Electronics do Brasil Ltda.		23,608	—	—	88
LG Innotek Co., Ltd.		10,570	—	26,744	79,632
LG Electronics Mlawa Sp. z o.o.		1,132,561	—	—	1,031
LG Electronics Reynosa S.A. DE C.V.		949,347	—	—	933
LG Electronics Egypt S.A.E		12,586	—	—	22
LG Electronics Japan, Inc.		—	—	—	6,270
LG Electronics U.S.A., Inc.		—	—	—	2,590
P.T. LG Electronics Indonesia		477,948	—	—	746
HI-M Solutek Co., Ltd		—	—	—	10,417
LG Technology Ventures LLC		—	—	—	1,372
Others		586	—	202	1,677
Total	~~W~~	3,391,050	1,664	296,801	378,853

(*) Others include the amount of the acquisition of property, plant, and equipment

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

28.
Related Parties and Others, Continued
(c)
Details of balances of receivables and payables from transactions with related parties as of December 31, 2024 and 2025 are as follows:

		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
(In millions of won)		December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Associates
Paju Electric Glass Co., Ltd.	~~W~~	—	—	64,140	62,277
Material Science Co., Ltd.		—	—	261	385
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*1)	~~W~~	179,710	95,844	1,071,592	88,184
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	72,521	41,403	921	12
LG Electronics Nanjing New Technology Co., Ltd.		61,922	19,036	15	9
LG Innotek Co., Ltd.(*2)		1,803	2,102	207,258	173,625
LG Electronics Mlawa Sp. z o.o.		149,789	101,105	131	11
LG Electronics Reynosa S.A. DE C.V.		55,500	87,555	—	—
P.T. LG Electronics Indonesia		63,719	23,766	53	36
LG Innotek USA, Inc.		19	2,688	—	—
Others		20,620	4,937	6,397	3,966
Total	~~W~~	605,603	378,436	1,350,768	328,505

(*1) Trade accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(c)). The borrowings relate to a long-term loan agreement with LG Electronics Inc. in an aggregate amount of ~~W~~1,000,000 million at an interest rate of 6.06% per annum, which was fully repaid on June 5, 2025, with no outstanding balance as of December 31, 2025.

(*2) Trade accounts and notes payable and others for LG Innotek Co., Ltd. includes deposits received from lease agreement of ~~W~~180,000 million as of December 31, 2024 and ~~W~~139,500 million as of December 31, 2025.

(d)
Details of significant financial transactions with related parties and others for the years ended December 31, 2024 and 2025, are as follows:

	2024
(In millions of won)	Company Name		Capital increase	Collection of loans
Associates	WooRee E&L Co., Ltd.(*)	~~W~~	—	256
Entity that has significant influence over the Parent Company	LG Electronics Inc.	~~W~~	436,031	—

(*) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

	2025
(In millions of won)	Company Name		Repayment of borrowings
Entity that has significant influence over the Parent Company	LG Electronics Inc.	~~W~~	1,000,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

28.
Related Parties and Others, Continued
(e)
Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2023, 2024 and 2025 are as follows:

(In millions of won)		2023	2024	2025
Short-term benefits	~~W~~	2,291	2,397	2,446
Post-employment benefit		355	604	586
Total	~~W~~	2,646	3,001	3,032

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(f)
At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.
29.
Subsequent Event

The management of the Group decided to transfer the Auto Display LCD module business of LG Display Nanjing Co., Ltd. in order to enhance its business structure and strengthen its profitability, and entered into a business transfer agreement on February 9, 2026, with a transfer price of approximately KRW 104 billion, which may be adjusted at the closing date based on the final settlement of certain assets and liabilities.